Form 20-F
OPEN JOINT STOCK CO LONG DISTANCE & INTERNAT COMM ROSTELECOM
filed 2003-06-27
CIK 1054487

Filed with the Securities and Exchange Commission on June 27, 2003

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2002

                         Commission file number 1-14748

                                   ----------
                           OPEN JOINT STOCK COMPANY OF
                         LONG-DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
             (Exact name of Registrant as specified in its Charter)
                                   ----------
                             THE RUSSIAN FEDERATION
                 (Jurisdiction of incorporation or organization)
                                   ----------

                         14, 1st TVERSKAYA-YAMSKAYA ST.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)
                                   ----------
              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act.

Title of each class of                            Name of each exchange on which
      securities                                            registered
Ordinary shares, nominal value 0.0025              The New York Stock Exchange
rubles per  share, represented by
American Depositary Shares, each of
which represents six ordinary shares
of Rostelecom

              Securities registered or to be registered pursuant to
                           Section 12(g) of the Act:
                                      None

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      None

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

      Ordinary shares issued and outstanding: 728,696,320 ordinary shares, nominal value 0.0025 Russian rubles per share

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [ ]

            Indicate by check mark which financial statement item the
                        registrant has elected to follow.

                           Item 17 [ ]     Item 18 [X]

                                TABLE OF CONTENTS


                                                                            Page

Item 1.   Identity of Directors, Senior Management and Advisers................4
Item 2.   Offer Statistics and Expected Timetable..............................4
Item 3.   Key Information......................................................4
Item 4.   Information on the Company..........................................22
Item 5.   Operating and Financial Review and Prospects........................67
Item 6.   Directors, Management Board Members and Employees...................95
Item 7.   Major Shareholders and Related Party Transactions..................109
Item 8.   Financial Information..............................................114
Item 9.   The Offer and Listing..............................................116
Item 10.  Additional Information.............................................118
Item 11.  Quantitative and Qualitative Disclosures about Market Risk.........133
Item 12.  Description of Securities Other Than Equity Securities.............133
Item 13.  Defaults, Dividend Arrearages and Delinquencies....................134
Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds....................................................134
Item 15.  Controls and procedures............................................134
Item 16.  Reserved...........................................................135
Item 17.  Financial Statements...............................................135
Item 18.  Financial Statements...............................................135
Item 19.  Exhibits...........................................................137

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this document are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

     Those forward-looking statements include, but are not limited to:

     o the Company's expectations as to the decrease in its indebtedness under credits and loans;

     o    the Company's anticipated capital expenditures;

     o    the Company's plans to construct and modernize its network;

     o the Company's plans relating to the expansion of the range of its services;

     o the Company's plans with respect to improving its corporate governance practices;

     o the Company's expectations concerning the effects of the restructuring of its branch network;

     o    the Company's expectations as to pricing of its services;

     o    the   Company's    expectations    as   to   its   position   in   the
          telecommunications market;

     o the Company's expectations as to the future of the telecommunications industry and the regulation of the telecommunications industry; and

     o    other statements regarding matters that are not historical facts.

     These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

     o risks relating to changes in political, economic and social conditions in Russia and global economic conditions;

     o risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

     o risks relating to the Company, including the achievement of the anticipated levels of profitability and growth; the timely development of demand for and market acceptance of, its services, competitive pressure and the ability of the Company to remain competitive in a liberalized telecommunications market; and

     o    other risks and uncertainties.

Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which speak only as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

     Not applicable

Item 2.  Offer Statistics and Expected Timetable

     Not applicable

Item 3.  Key Information

     Open Joint Stock Company of Long-Distance and International Telecommunications Rostelecom is incorporated as an open joint stock corporation organized under the laws of the Russian Federation. As used in this Annual Report, "Rostelecom" or the "Company" refers to Open Joint Stock Company of Long-Distance and International Telecommunications Rostelecom and "the Group" refers to the Company and its subsidiaries, (i) OJSC RTC-Leasing ("RTC-Leasing"), (ii) Rostelecomleasing (Cyprus) Limited ("RTCL (Cyprus)"),
(iii) Rostelecomleasing, S.A., Switzerland ("RTCL, S.A."), (iv) RTDC Holdings, Inc. USA ("RTDC"), (v) CJSC Russian Industrial Bank ("RIB"), (vi) CJSC AKOS,
(vii) OJSC RTComm.RU ("RTComm.RU"), and (viii) CJSC Westelcom ("Westelcom").

     Rostelecom publishes its financial statements in Russian rubles. In this Annual Report, (i) references to "RUR", "Rbl" and "rubles" are to Russian rubles; (ii) references to "U.S.$", "$" and "U.S. dollars" are to United States dollars; (iii) references to "JPY" are to Japanese yen; (iv) and references to "EUR" and "euro" are to European Union euros. All RUR figures, unless otherwise indicated, have been restated into real ruble purchasing power as of December 31, 2002. In addition, for convenience only (except where noted otherwise), certain RUR figures have been converted into U.S. dollars at the rate of RUR
31.78 = $1.00, converted at the Date of Exchange Rate (published by the Central Bank of the Russian Federation, referred to in this Annual Report as the "Central Bank") effective on December 31, 2002. These conversions should not be construed as a representation that the RUR amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The ruble is not a convertible currency outside the territory of the Russian Federation. For more information, see Item 10.D. "Exchange Controls."

     3.A. Selected Financial Data

     The selected financial data as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 presented below have been derived from, and are qualified by reference to, the consolidated financial statements including the notes thereto, of Rostelecom and its subsidiaries (the "Group") included elsewhere in this annual report. The Group's consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS"). The information below should be read in conjunction with
Item 5 - "Operating and Financial Review and Prospects" and the consolidated financial statements and the notes thereto appearing elsewhere herein.

     In accordance with IAS 29, the financial information as of December 31, 2002, 2001, 2000, 1999 and 1998 has been restated in constant Russian rubles as of December 31, 2002 to take into account the effects of Russian inflation as determined by movements in the General Price Index. See Item 5.A. "Operating Results" for inflation indices and Note 4 to the consolidated financial statements for information on the methodology of such restatements.

     IFRS differs in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a discussion of the principal differences between IFRS and U.S. GAAP inasmuch as they relate to Rostelecom, see Note 34 to the consolidated financial statements included elsewhere in this annual report together with such financial statements, including the notes thereto. In addition, the valuation of certain property, plant and equipment described in Note 5 to the consolidated financial statements for the year ended December 31, 2002 represents a departure from U.S. GAAP that has not been quantified in the reconciliation to U.S. GAAP or reflected in the U.S. GAAP amounts shown below because, prior to January 1, 1994, the Company's predecessor did not maintain sufficiently detailed historical cost records to enable the original historical costs of the assets now employed by the Company to be determined with sufficient accuracy.

     The following selected financial data are expressed in millions of constant rubles as of December 31, 2002 purchasing power, except per share amounts and revenue per employee which are expressed in constant rubles.

                 STATEMENT OF OPERATIONS FOR THE YEARS 1998-2002

--------------------------------------------------------------------------------------------------------------
                                                             For the Years Ended December 31
--------------------------------------------------------------------------------------------------------------
                                                   2002         2001         2000          1999         1998
--------------------------------------------------------------------------------------------------------------
Revenue from local operators
--------------------------------------------------------------------------------------------------------------
Telephone - international                          5,025        5,364        4,086         3,817        2,375
--------------------------------------------------------------------------------------------------------------
Telephone - long-distance national                 5,895        5,016        4,673         4,741        9,289
--------------------------------------------------------------------------------------------------------------
Other income from local operators                  3,096        2,957        3,497         2,890        4,318
--------------------------------------------------------------------------------------------------------------
Total revenue from local operators                14,016       13,337       12,256        11,448       15,982
--------------------------------------------------------------------------------------------------------------
Revenue from subscribers
--------------------------------------------------------------------------------------------------------------
Telephone - international                          3,462        4,951        6,318         7,443        4,374
--------------------------------------------------------------------------------------------------------------
Telephone - long-distance national                 3,513        3,697        4,040         3,835        7,772
--------------------------------------------------------------------------------------------------------------
Internet access                                      849            -            -             -            -
--------------------------------------------------------------------------------------------------------------
Cellular services                                     89            -            -             -            -
--------------------------------------------------------------------------------------------------------------
Total revenue from subscribers                     7,913        8,648       10,358        11,278       12,146
--------------------------------------------------------------------------------------------------------------
Revenue from foreign operators
--------------------------------------------------------------------------------------------------------------
Telephone                                          4,250        6,018        8,128        11,434       10,891
--------------------------------------------------------------------------------------------------------------
Telex, telegraph and other                           850          834        1,732         2,387        1,550
--------------------------------------------------------------------------------------------------------------
Total revenue from foreign operators               5,100        6,852        9,860        13,821       12,441
--------------------------------------------------------------------------------------------------------------
Other revenue                                      1,112        1,432        1,611         1,161          318
--------------------------------------------------------------------------------------------------------------
Total Revenue                                     28,141       30,269       34,085        37,708       40,887
--------------------------------------------------------------------------------------------------------------
Wages, salaries, other benefits and
payroll taxes                                      3,704        3,877        4,210         3,336        4,599
--------------------------------------------------------------------------------------------------------------
Depreciation                                       9,106        7,997        7,627         6,613        7,011
--------------------------------------------------------------------------------------------------------------
Impairment of property, plant and equipment            -            -            -             -        9,263
--------------------------------------------------------------------------------------------------------------
Charges by network operators -
international                                      5,779        7,438        9,145        11,762        9,986
--------------------------------------------------------------------------------------------------------------
Charges by network operators -
long-distance national                             1,707        2,190        2,274         2,398        3,611
--------------------------------------------------------------------------------------------------------------
Other operating expenses                           6,090        6,147        7,479         7,358        9,474
--------------------------------------------------------------------------------------------------------------
Total operating expenses                          26,386       27,649       30,735        31,467       43,944
--------------------------------------------------------------------------------------------------------------
Operating profit                                   1,755        2,620        3,350         6,241      (3,057)
--------------------------------------------------------------------------------------------------------------
Gain/(loss) from associates (excluding
related tax)                                         393         (35)          634           383          189
--------------------------------------------------------------------------------------------------------------
Net interest and other non-operating
income/loss, including monetary gain               1,139        1,463        (166)       (1,398)     (17,518)
--------------------------------------------------------------------------------------------------------------
Income before tax and minority interest            3,287        4,048        3,818         5,226     (20,386)
--------------------------------------------------------------------------------------------------------------
Income tax benefit/(expense)                     (1,538)          881      (5,088)         (352)      (8,458)
--------------------------------------------------------------------------------------------------------------
Income/(loss) after taxation                       1,749        4,929      (1,270)         4,874     (28,844)
--------------------------------------------------------------------------------------------------------------
Minority interest                                (1,071)        (322)      (1,190)         (340)            -
--------------------------------------------------------------------------------------------------------------
Net income/(loss)                                    678        4,607      (2,460)         4,534     (28,844)
--------------------------------------------------------------------------------------------------------------
Earnings/(loss) per Share (rubles) -
basic and diluted (1)                               0.61         6.15       (3.85)          5.81      (40.01)
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                             For the Years Ended December 31
--------------------------------------------------------------------------------------------------------------
                                                   2002         2001         2000          1999         1998
--------------------------------------------------------------------------------------------------------------
Earnings /(loss) per ADS (rubles) - basic
and diluted (2)                                     3.66        36.89      (23.06)         34.88     (240.07)
--------------------------------------------------------------------------------------------------------------
Per share dividend on Preferred Share
(rubles) (3)                                        0.96         0.52         1.11             -            -
--------------------------------------------------------------------------------------------------------------
Per share dividend on Ordinary Share
(rubles) (3)                                        0.22         0.20         0.22             -            -
--------------------------------------------------------------------------------------------------------------
Amounts in accordance with U.S. GAAP
--------------------------------------------------------------------------------------------------------------
Total revenues                                    28,141       30,269       34,085        37,708       40,887
--------------------------------------------------------------------------------------------------------------
Total operating expenses                          27,008       28,221       30,762        32,023       35,667
--------------------------------------------------------------------------------------------------------------
Operating profit                                   1,133        2,048        3,323         5,685        5,220
--------------------------------------------------------------------------------------------------------------
Net income/(loss)                                     73        4,458      (3,144)         3,811      (22,278)
--------------------------------------------------------------------------------------------------------------
Earnings/(loss) per Share (rubles) -
basic and diluted (1)                             (0.22)         5.95       (4.85)          4.23       (32.61)
--------------------------------------------------------------------------------------------------------------
Earnings/(loss) per ADS (rubles) - basic
and diluted (2)                                   (1.32)        35.71      (29.06)         25.36     (195.66)
--------------------------------------------------------------------------------------------------------------
Per ADS dividend on Ordinary Share (2)
(U.S.$) (4)                                         0.04         0.04         0.04             -           -
--------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
--------------------------------------------------------------------------------------------------------------
Amounts in accordance with IFRS
--------------------------------------------------------------------------------------------------------------
Non-current assets                                62,359       64,592       71,659        73,068       73,883
--------------------------------------------------------------------------------------------------------------
Current assets                                    16,865       14,657       12,429        15,660       14,267
--------------------------------------------------------------------------------------------------------------
Total assets                                      79,224       79,249       84,088        88,728       88,150
--------------------------------------------------------------------------------------------------------------
Total  shareholders'  equity  and  minority
interest                                          51,858       50,683       45,944        47,629       42,757
--------------------------------------------------------------------------------------------------------------
Current liabilities                               14,484       15,847       16,685        19,042       15,048
--------------------------------------------------------------------------------------------------------------
Non-current liabilities                            2,579        1,470        6,181         9,424       16,106
--------------------------------------------------------------------------------------------------------------
Deferred tax liability                            10,303       11,249       15,278        12,633       14,239
--------------------------------------------------------------------------------------------------------------
Total shareholders' equity, minority
interest and liabilities                          79,224       79,249       84,088        88,728       88,150
--------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
--------------------------------------------------------------------------------------------------------------
Amounts in accordance with U.S. GAAP
--------------------------------------------------------------------------------------------------------------
Total assets                                      84,113       85,865       91,260        96,556       96,849
--------------------------------------------------------------------------------------------------------------
Long-term liabilities                             13,500       13,475       22,687        23,264       31,867
--------------------------------------------------------------------------------------------------------------
Total  shareholders' equity and minority
interest                                          57,159       56,595       51,954        54,243       49,852
--------------------------------------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities          5,713        6,963        6,945         9,578        9,408
--------------------------------------------------------------------------------------------------------------
Net cash used in investing activities            (3,501)      (2,768)      (3,748)       (5,585)      (7,177)
--------------------------------------------------------------------------------------------------------------
Net cash used in financing activities              (411)      (3,255)      (4,257)       (4,254)      (2,993)
--------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes and
inflation on cash and cash equivalents             (381)        (293)        (149)         (376)        (298)
--------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash
equivalents                                        1,420          647      (1,209)         (637)      (1,060)
--------------------------------------------------------------------------------------------------------------
SELECTED INDUSTRY STATISTICAL DATA
--------------------------------------------------------------------------------------------------------------
International telephone minutes (million)
--------------------------------------------------------------------------------------------------------------
Incoming                                             973          869          897           929        1,025
--------------------------------------------------------------------------------------------------------------
Outgoing                                           1,235        1,082          944           928          439
--------------------------------------------------------------------------------------------------------------
         Local operators                             892          683          522           483          248
--------------------------------------------------------------------------------------------------------------
         Subscribers                                 343          399          422           445          191
--------------------------------------------------------------------------------------------------------------
Domestic long-distance minutes (million)
--------------------------------------------------------------------------------------------------------------
         Local operators                           5,925        5,020        3,905         3,035        2,787
--------------------------------------------------------------------------------------------------------------
         Subscribers                               1,211        1,159        1,055           880        1,013
--------------------------------------------------------------------------------------------------------------
Average number of employees                       31,729       35,410       36,595        37,038       39,162
--------------------------------------------------------------------------------------------------------------
Revenue per employee (rubles)                    886,917      854,831      931,424     1,018,080    1,044,039
--------------------------------------------------------------------------------------------------------------

     (1)  Please refer to Note 26 to the consolidated financial statements.
     (2) Each American Depositary Share ("ADS") represents six outstanding ordinary shares (the "Ordinary Shares").
     (3) Per share data is stated in constant rubles as of December 31, 2002. The number of Ordinary Shares outstanding is 728,696,320. The number of outstanding Class A Preferred Shares (the "Class A Preferred Shares") is 242,831,469.
     (4) U.S. $ per ADS amounts are computed using exchange rate as of December 31, 2002.

          Exchange Rates

     Since 1991, the Russian ruble has experienced a substantial devaluation. The tables below set forth, for the periods and dates indicated, high, low, average, and period-end rates of the Central Bank of Russia for the purchase of U.S. dollars, expressed in Russian rubles per one U.S. dollar. The rates have not been restated in constant currency units. All amounts are stated in rubles. No representation is made that the Russian ruble or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Russian rubles, as the case may be, at any particular rate. The Russian ruble is not a convertible currency outside the territory of the Russian Federation and is subject to significant restrictions on trading within the territory of Russia. On January 1, 1998, the ruble was re-denominated so that one thousand rubles existing at December 31, 1997 became equivalent to one re-denominated ruble. See also Item 10.D. "Exchange Controls".

--------------------------------------------------------------------------------
Year ended           High             Low          Average(1)       Period-end
December 31
--------------------------------------------------------------------------------
1998                 20.99            5.96             9.71            20.65
--------------------------------------------------------------------------------
1999                 27.00           20.65            24.61            27.00
--------------------------------------------------------------------------------
2000                 28.87           26.90            28.13            28.16
--------------------------------------------------------------------------------
2001                 30.30           28.16            29.15            30.14
--------------------------------------------------------------------------------
2002                 31.86           30.14            31.39            31.78
--------------------------------------------------------------------------------
     (1) Average of month-end rates

The following table sets forth, for the six-month period of December 1, 2002 to June 25, 2003, the high, low and average period-end rates of the Central Bank of Russia for the purchase of U.S. dollars. The Central Bank of Russia rate for the purchase of U.S. dollars as of June 25, 2003 was U.S.$1 = RUR 30.35.

-----------------------------------------------------------------------------------------------------------------
Year 2002-2003                                 High               Low              Average          Period-end
-----------------------------------------------------------------------------------------------------------------
December 2002                                  31.86             31.78              31.83              31.78
-----------------------------------------------------------------------------------------------------------------
January 2003                                   31.88             31.78              31.82              31.82
-----------------------------------------------------------------------------------------------------------------
February 2003                                  31.85             31.55              31.70              31.58
-----------------------------------------------------------------------------------------------------------------
March 2003                                     31.60             31.38              31.45              31.38
-----------------------------------------------------------------------------------------------------------------
April 2003                                     31.38             31.10              31.21              31.10
-----------------------------------------------------------------------------------------------------------------
May 2003                                       31.12             30.62              30.91              30.71
-----------------------------------------------------------------------------------------------------------------
June 2003 (as of June 25, 2003)                30.76             30.32              30.51              30.35
-----------------------------------------------------------------------------------------------------------------

     3.B. Capitalization and Indebtedness

     Not applicable

     3.C. Reasons for the Offer and Use of Proceeds

     Not applicable

     3.D. Risk Factors

     The risks described below, and any other risks set forth in this Annual Report, are not the only risks facing the Company and the Group. Additional risks not presently known to the Company and the Group or that it currently deems immaterial may also impair its business operations.

     In general, issuers with substantial operations in Russia encounter a higher degree of risk than issuers with substantial operations in the United States or similar jurisdictions. The Company and the Group's business, financial condition or results of operations could be materially adversely affected by such factors, and the trading price of its shares and American Depositary Shares could decline because of such factors, resulting in the loss of part or all of the value of its securities.

          Risks Relating to the Russian Federation

     Political Risks

     Political and social changes and uncertainty in Russia may adversely affect the Group.

     During the past decade, Russia has been undergoing a substantial political transformation from a centrally controlled command economy under Communist rule to a pluralist market-oriented democracy. Many changes were undertaken during these years but there is still no assurance that the political and economic reforms necessary to complete such a transformation will continue or will be successful. In its current relatively unstable stage, the Russian political system is vulnerable to the population's dissatisfaction with reforms, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on the Group.

     During this transformation, legislation has been enacted to protect private property against expropriation and nationalization. However, due to the lack of experience in enforcing these provisions in the short time they have been in effect and due to potential political changes in the future, there can be no assurance that such provisions would be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any substantial assets of the Group, potentially without adequate compensation, would have a material adverse effect on the Group.

     The Russian Government has been highly unstable, having experienced four changes in prime minister since March 1998, as well as the resignation of former President Yeltsin on December 31, 1999 and the subsequent election of President Putin on March 26, 2000. The various government institutions and the relations between them, as well as the Russian Government's policies and the political leaders who formulate and implement them, are subject to rapid change. Any major changes in, or rejection of, current policies favoring political and economic reform by the Russian Government may have a material adverse effect on the Group.

     Conflict between federal and regional authorities and other conflicts could create an uncertain operating environment that would hinder the Group's long-term planning ability and investments in Russia and consequently, the value of the Company's securities.

     Russia is a federation of republics, regions, areas, cities of federal importance, autonomous districts and one autonomous region. The delineation of authority among the constituent entities of the Russian Federation and federal governmental authorities is subject to change from time to time and is currently being adjusted in order to bring it in compliance with the law "On Principles and Procedure for Delineation of Responsibilities and Powers among Bodies of State Authority of the Russian Federation and Bodies of State Authority of Constituent Entities of the Russian Federation" of 1999. However, the lack of consensus between local and regional authorities and the federal governmental authorities often results in the enactment of conflicting legislation at various levels, and may result in political instability. This lack of consensus may have negative economic effects on the Group, which could have a material adverse effect on its business, financial condition or ability to fulfill its financial obligations.

     In addition, ethnic, religious, and other social divisions periodically give rise to tensions and, in certain cases, armed conflicts. In Chechnya, Russian armed forces have conducted anti-terrorist operations for a number of years, and some of them still remain there to maintain law and order. The escalation of violence may entail grave political consequences. In particular, the Federal Constitutional Law "On Emergency" of 2001 allows under certain circumstances the declaration of a state of emergency in the whole territory of the Russian Federation or in any part thereof, which may adversely impact its investment climate. This could hinder the operation and expansion of the Company's business.

     Labor unrest in Russia may adversely affect the Group.

     The failure of many Russian companies to pay full salaries on a regular and timely basis, and the failure of salaries and benefits to keep pace with the increasing cost of living, could lead to labor and social unrest in the future. To avoid such extreme consequences, the Labor Code of the Russian Federation, which took effect on February 1, 2002, provided for a transition to a new system of labor remuneration, under which the minimum wage would not be less than the cost of living in a specific region. Nevertheless, the above distortions may have political, social and economic consequences, such as increased support for a renewal of centralized authority and increased nationalism with restrictions on involvement of foreign investments in the Russian economy, any of which could have a material adverse effect on the Group.

     Economic Risks

     The Russian Government may not be able to implement its policies of economic reforms and stabilization.

     Simultaneously with the enactment of political reforms, the Russian Government has been attempting to implement policies of economic reform and stabilization. These policies have involved liberalizing prices, reducing defense expenditures and subsidies, privatizing state-owned enterprises, reforming the tax and bankruptcy systems, and introducing legal structures designed to facilitate private, market-based activities, foreign trade and investment.

     Despite the implemented reform policies, the Russian economy has been characterized by declining industrial production, significant inflation, an unstable but managed currency, rising unemployment and underemployment, high government debt relative to gross domestic product, high levels of corporate insolvency with little recourse to restructuring or liquidation in bankruptcy proceedings, a weak banking system providing limited liquidity to Russian enterprises, widespread tax evasion, high levels of corruption and the penetration of organized crime into the economy, and the impoverishment of a large portion of the Russian population.

     The Russian economy has been subject to abrupt downturns. The events and aftermath of August 17, 1998 relating to the Russian Government's default on its short-term ruble-denominated treasury bills and other ruble-denominated securities, the abandonment by the Central Bank of the ruble currency band and efforts to maintain the ruble/U.S. dollar rate within it and the temporary moratorium on certain hard-currency payments to foreign counterparties led to a severe devaluation of the ruble, a sharp increase in the rate of inflation, the significant deterioration of the country's banking system, significant defaults on hard currency obligations, a dramatic decline in the prices of Russian debt and equity securities, and an inability to raise funds in international capital markets.

     Although since 1999, economic conditions in Russia have been gradually improving, the prospect still exists of widespread, mass unemployment and the collapse of certain sectors of the Russian economy. Economic development within the regions is still very uneven, which results in maintaining the practice of subsidies to dependent regions at the expense of donor regions that are economically better off. Moreover, there is a lack of consensus as to the scope, content and pace of economic and political reform. It is still unclear what actions the Government will take to reform major public institutions like the Russian armed forces and other government-funded organizations. No assurance can be given that reform policies will continue to be implemented and, if implemented, will be successful, that Russia will remain receptive to foreign trade and investment, or that the economy in Russia will improve. Any failure of the current policies of economic reform and stabilization could have a material adverse effect on the operations of the Group. In addition, the recoverability of the Group's assets, including collection of debt and receivables, and the ability of the Group to pay its debts as they mature, depend on the effectiveness of the fiscal measures and other governmental actions, which have been or will be undertaken to achieve economic recovery.

     The Group faces risks related to fluctuations in the Russian rate of inflation and ruble exchange rates.

     In recent years, the ruble has experienced a significant depreciation relative to the U.S. dollar, particularly following the financial crisis of August 1998. Before August 1998, the Central Bank of the Russian Federation had been trying to support the ruble within a certain band. However, after the significant August 1998 devaluation of the ruble, the band was cancelled. The ability of the Russian Government and the Central Bank of the Russian Federation to reduce the volatility of the ruble will depend on many political and economic factors, including their ability to control inflation, sufficiency of the currency reserves of the Russian Federation, and geopolitical situation in the world.

     The ruble is not convertible outside Russia. A market exists within Russia for the conversion of rubles into other currencies, but it is limited in size and is subject to rules limiting the purposes for which conversion may be effected. There can be no assurance that such a market will continue indefinitely. Currently, 50% of foreign currency revenues from export sales must be converted into rubles. The relative stability of the exchange rate of the ruble against the U.S. dollar since 1999 has mitigated risks associated with the compulsory conversion, but no assurance can be made that such stability will continue. Moreover, the banking system in Russia is not as developed as its Western counterparts, and considerable delays may occur in the transfer of funds within, and the remittance of funds out of, Russia.

     Significant currency proceeds resulting from high oil prices exert considerable pressure on the ruble / U.S. dollar rate in Russia. It made the Central Bank of the Russian Federation purchase a great quantity of dollars from export operations throughout 2002 in order to limit the appreciation of the ruble. The growing ruble supply along with the absence of adequate financial instruments to absorb it increases the risk of inflation. However since January 2003, the Central Bank of the Russian Federation has stopped ruble interventions, allowing the ruble to appreciate against the U.S. dollar by approximately 5% by June 2003. The uncertainty of the future currency policy of the Central Bank of the Russian Federation creates certain risk for the Group's activities.

     In 2002, approximately 18% of the Group's revenues and 35% of the Group's expenses (excluding depreciation and bad debt expense) were denominated in currencies other than the Russian ruble. Revenues generated in foreign currency represent income received from foreign operators, and foreign currency denominated expenses consist primarily of payments to foreign operators for the international long-distance ("ILD") traffic termination and payments of interest on the foreign currency loans. Accordingly, the relative movements of domestic inflation and ruble exchange rates might have a material adverse affect on the Group's business, financial conditions and results of operations. The restrictions on conversion of its ruble revenues into foreign currencies, or on the purchase of U.S. dollars or other foreign currencies, could also have a material adverse effect on Group's business, financial condition and results of operations.

     Approximately 45% of the Group's obligations are denominated in foreign currencies. To the extent that Rostelecom is not naturally hedged against changes in exchange rates, the Group is exposed to foreign exchange gains and losses. The Group is not engaged in any active hedging of the foreign exchange risk arising out of its operating activities. As a result, devaluation of the ruble against the U.S. dollar may adversely affect the Group's ability to repay its foreign-currency denominated indebtedness, and increase the Group's expenses in ruble terms. The devaluation of the ruble might also result in losses in the value of ruble-denominated assets.

     Fluctuations in the global economy may adversely affect Russia's economy and the Company's business.

     Russia's economy is vulnerable to market downturns and economic downturns elsewhere in the world. Financial problems, or an increase in the perceived risks associated with investing in emerging economies could reduce foreign investment in Russia and adversely affect the Russian economy. In addition, because Russia is a large oil exporter, the Russian economy is vulnerable to oil prices in the world market and a decline in oil prices could negatively affect the Russian economy. These developments could limit the Company's access to capital and affect demand for the Company's services.

     The Group faces risks related to the deterioration of Russia's physical infrastructure.

     Russia's physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decades. Particularly affected are the power generation and transmission systems, the communications systems, and the building stock and rail and road networks. The federal Government is actively considering plans to reorganize the nation's electricity, rail and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

     The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds to the cost of doing business in Russia and can interrupt business operations, all of which could have a material adverse effect on the Group.

     Any   disruption  of  Russia's   receipt  of  funding  from   international
organizations or Russia's inability to access to the international capital markets may adversely affect economic development of the Group.

     Russia in the past has received substantial financial assistance from several foreign governments and international organizations, including the International Monetary Fund. No assurance can be given that further financial assistance will be provided to Russia. A refusal of or delay in such financing may have a material adverse effect on the economic development of the Group.

     Due to favorable conditions of the world oil market, Russia is receiving substantial revenues from export of crude oil and is currently uninterested in seeking financing from international capital markets or from international lenders. However, possible adverse fluctuations in oil prices may negatively impact Russia's balance of payments and entail the necessity of raising external financing.

     Notwithstanding the Russian Government's constant efforts to refinance Russia's external debt the burden of its servicing is still considerable. As of January 1, 2003, Russia's national external debt amounted to approximately U.S.$126 billion.

     Russia's significant external debt and its limited ability to attract financing from foreign governments and international lenders, and the likely growth of inflation and ruble depreciation which may occur if the money supply is increased to ease budget strains, might have a material adverse effect on the Russian economy and, consequently, on the Group's business.

     The Group may experience liquidity problems due to the deterioration of the Russian banking system.

     Russian companies face significant liquidity problems due to, among other factors, a limited supply of domestic savings, limited foreign sources of funds, high taxes and limited lending by the banking sector to the industrial sector. Many Russian companies cannot make timely payments for goods or services and owe large amounts of overdue federal and local taxes, as well as wages to employees. Many Russian companies have also resorted to paying their debts or accepting settlement of accounts receivables through barter arrangements or through the use of promissory notes.

     These problems were aggravated by the 1995 Russian banking crisis and by the impact on the Russian banking system of the events of August 1998, which further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies. An intensification of liquidity problems or a further deterioration of the Russian banking system could have a material adverse effect on the Group's business, financial condition and results of operations.

     Lack of reliability of official data from the Russian Government and agencies may affect the plans of the Group and its strategy.

     Official statistics and other data published by Russian federal, regional and local governments, and federal agencies are substantially less complete or reliable than those of Western countries, and there can be no assurance that the official sources from which certain information set forth herein has been drawn are reliable or complete. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia herein must therefore be subject to uncertainty due to concerns about the completeness or reliability of available official and public information. In addition, unavailability of reliable statistics of trends of the Russian economy may affect performance of long-term plans of the Group and feasibility of the investment strategy being implemented.

     Legal Risks

     Weaknesses in the Russian legal system could affect the Group's ability to enforce its rights or defend itself against claims or could affect enforcement by the ADS holders of their rights against the Company.

     The risks related to the Russian legal system include (i) the unproved nature of the independence of the judiciary and its immunity from economic, political or nationalistic influences; (ii) inconsistencies among laws, Presidential decrees, and Government and ministerial orders, directives, and resolutions; (iii) the lack of judicial or administrative guidance on interpreting the applicable laws; (iv) a high degree of discretion on the part of governmental authorities; (v) conflicting local, regional and federal laws and regulations; (vi) lack of conformity among judges and courts in interpreting legal norms; and (vii) the unpredictability of enforcement of foreign judgments and foreign arbitral awards.

     The laws in Russia regulating ownership, control and corporate governance of Russian companies are relatively new and, by large, have not yet been fully tested in the courts. Disclosure and reporting requirements do not guarantee that material information will always be available and antifraud and insider trading legislation is generally rudimentary. The concept of fiduciary duties on the part of the management or directors to their companies or the shareholders is not well developed.

     In addition, substantive amendments to several fundamental Russian laws (including those relating to the tax regime, labor relations, state registration of legal entities, arbitrazh courts (i.e., state commercial courts) proceedings, administrative misdemeanors, insolvency, delineation of the state property, and licensing have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform, and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments may result in ambiguities, inconsistencies and anomalies, the enactment of laws and regulations without a clear constitutional or legislative basis, and ultimately in investment risks that do not exist in more developed legal systems. All of these weaknesses could affect the Group's ability to enforce its rights, or to defend itself against claims by others, and could affect enforcement in Russia of any rights of the holders of the ADSs against the Company. Further, no assurance can be given that the development or implementation or application of legislation (including Government resolutions or Presidential decrees) will not have a material adverse effect on foreign investors (or private investors generally).

     These uncertainties also extend to property rights. During Russia's transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. Some government entities have tried to re-nationalize privatized businesses. Expropriation or nationalization of any assets of the Group without an equivalent compensation would have an extremely adverse effect on its activities.

     Many Russian laws are structured in a way that provides for significant administrative discretion in their application and enforcement. Reliable texts of laws and regulations at the regional and local levels may not be available, and usually are not updated or catalogued. As a result, applicable law is often difficult to ascertain and apply, even after reasonable effort. In addition, the laws are subject to different and changing interpretations. As a result of these factors, even the best efforts to comply with the laws may not always result in full compliance.

     Russian laws often provide general statements of principles rather than a specific guide to implementation and Government officials may be delegated or exercise broad authority to determine matters of significance. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law, especially in the area of currency control, may involve severe penalties and consequences that could be considered as disproportionate to the violation committed. Judges and courts are generally inexperienced in the areas of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner to facilitate understanding. The Russian judicial system can be slow.

     All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used to further political aims. Also, court decisions are not always enforced by law-enforcement agencies. Although the ongoing judicial reform, in connection with which the new Arbitrazh Procedure Code and Civil Procedure Code have been adopted, takes into account some practical approaches to resolve certain issues, it also gives rise to new problems, related in particular to the fact that the decisions of the arbitrazh courts and courts of general jurisdiction actually compete with the decisions of the Constitutional Court of the Russian Federation on cases on invalidation of normative acts issued by governmental authorities. There is no guarantee that the proposed judicial reform aimed at balancing the rights of private parties and governmental authorities in courts and reducing grounds for re-litigation of decided cases will be implemented and succeed in building a reliable and independent judicial system.

     The uncertainty of new Russian tax regulations complicates tax planning and may result in sanctions despite compliance efforts.

     Taxes payable by Russian companies include value added tax, corporate tax, unified social tax, turnover tax, property tax and other taxes. Until recently, the tax system of the Russian Federation was rather inefficient, which was characterized by numerous, and often economically unjustified, taxes and far too many normative acts which regulated taxes that were in frequent conflict with each other.

     However, there is a reform underway, aimed at improving and facilitating the Russian tax system and reducing the tax burden. The reform is a codification of the tax laws in the form of the Tax Code, the first part of which was enacted in 1999. Certain chapters of its second part came into effect between 2001 to 2002. In particular, the Tax Code chapter on individual income tax providing for a flat income tax rate of 13% was made effective on January 1, 2001. On January 1, 2002, the Tax Code chapter on corporate income tax took effect, reducing the corporate income tax rate from 35% to 24%. The reform of the Russian Federation tax system is expected to be completed in 2004.

     The tax reform of the Russian Federation is implemented through continuing amendments of the tax legislation. Frequently, these amendments are not well drafted and allow varied interpretation. The uncertainty of new tax regulations and lack of practice in the application thereof may lead to conflicts between the views of the Group and tax authorities as to the application of such regulations, and cause sanctions to be imposed on the Group despite its best efforts to comply with the tax law.

     In addition, the tax reform complicates the tax planning and decision making process in Russian companies.

     At the same time, the possible negative impact of the tax reform on taxpayers is mitigated by the legally established principle of the non-retroactive effect of laws imposing new taxes or otherwise adding an extra burden on taxpayers, and that all unresolved doubts and controversies of laws on taxes and duties should be interpreted in favor of taxpayers.

     In contrast to the U.S. tax system, Russian companies that are members of a group of companies do not consolidate their financial reports for taxation purposes. As a result, each company of the Group pays taxes independently and may not offset its profits and losses against profits and losses of another organization in the Group.

     The uncertainty of new Russian securities and corporate regulations may result in sanctions despite compliance efforts.

     The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Disclosure and reporting requirements, anti-fraud safeguards, insider trading restrictions and fiduciary duties are relatively new to Russia and are unfamiliar to many Russian companies and managers. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian companies in other areas result in delays in conducting securities offerings and in accessing capital markets. It is unclear whether certain regulations, decisions and letters issued by the various regulatory authorities, such as the Federal Commission for the Securities Market ("FCSM"), Ministry of Finance, Ministry for Anti-Monopoly Policy, Central Bank, and the Ministry of Property Relations apply to the Group and its Russian affiliates. As a result, the Group may be subject to sanctions despite its best efforts at compliance, which could have a material adverse effect on the Group's business, financial condition and results of operations. Additionally, inconsistencies among, and the limited enforcement of, securities laws and regulations create uncertainty that may also discourage foreign investors from investing in the Group.

     Minority shareholders have some protection under Russian law, but they may be limited in their ability to pursue legal action against the Company's management.

     Although Russian law provides some protection of rights of minority shareholders, corporate governance standards for many Russian companies have proven to be inefficient. Minority shareholders in some Russian companies are known to have suffered losses due to abusive share dilutions, asset transfers and transfer-pricing practices within corporate structures. Where major shareholders effectively control 75% or more of the voting shares of a company, they are in a position to approve amendments to the Charter of the company, which could be prejudicial to the interests of minority shareholders, and to veto all other decisions which are within the authority of the general shareholders meeting.

     Russian Law No. 208-FZ "On Joint Stock Companies" of December 26, 1995 (as amended), provides that shareholders owning not less than 1% of the company's ordinary shares may bring an action for damages against the management of the company on the grounds of breach of fiduciary duties. However, Russian courts are still inexperienced with respect to such cases. Accordingly, the practical ability of minority shareholders to pursue legal action against the Company's management may be limited.

     The Company's shareholders may face risks resulting from the lack of effective governmental supervision over share registrars.

     Ownership of uncertificated shares in Russian joint stock companies arises by registration in a share register and is evidenced by an extract from such register. Currently there is no unified registration system in Russia. Maintenance of share registries is carried out by the companies themselves or, if the number of company's shareholders exceeds 50, by specialized licensed registrars (as it is the case with the Company). Regulations have been issued by the FCSM regarding the licensing of the registrars and the rules on performing the functions of a registrar. In practice, however, these rules have not been strictly enforced. Nevertheless, as a consequence of non-compliance with such rules and regulations, the registrar's license may be revoked, which would result in termination of the trades with the Company's shares on all stock exchanges. Furthermore, registrars are not subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of the Company's shares could be improperly or inaccurately recorded, and share registration entries could be lost through fraud, negligence or even mere oversight of a registrar. The Company's register is insured for RUR 10,000,000 against the risks related to the maintenance of the register.

     The Company may be jointly and severally liable for obligations of certain of its subsidiaries.

     The Civil Code, the Joint Stock Companies Law and the Federal Law on Limited Liability Companies generally provide that the shareholders in a Russian joint stock company or participants in a Russian limited liability company are not liable for the obligations of the joint stock company or limited liability company and bear only the risk of loss of their investment. An exception to this rule, however, is when the shareholder of a joint stock company or the participant in a limited liability company is capable of determining decisions for such company. A company capable of making such decisions is called an effective parent. The company whose decisions are capable of being so determined is called an effective subsidiary. Under certain circumstances the effective parent bears joint and several liability for transactions entered into by the effective subsidiary in carrying out these decisions. In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This liability could have a material adverse effect on the Group.

     The United States - Russia Tax Treaty may be not applicable to the U.S. holders of ADSs.

     Russian tax rules applicable to the U.S. holders of ADSs are characterized by significant uncertainties and by absence of interpretative guidance. The Russian tax authorities have not provided any reasonable guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how they will ultimately treat those arrangements. In particular, it is unclear whether the Russian tax authorities will treat the U.S. holders as the beneficial owners of the underlying shares for the purposes of the Tax Treaty. If the Russian tax authorities do not treat the U.S. holders as the beneficial owners of the underlying shares, then the U.S. holders would not be able to benefit from the provisions of the Tax Treaty. However, even if the U.S. holders are treated by the Russian tax authorities as the beneficial owners of the underlying shares, the U.S. holders still may be unable to benefit from the provisions of the Tax Treaty, or may experience significant expense and effort due to the complicated administrative procedures on the Russian side for claiming these treaty benefits.

     Further, capital gains from disposal of ADSs or ordinary shares in the Company (the "Ordinary Shares") may be subject to Russian withholding tax. Dividends received by the holders of ADSs or Ordinary Shares are subject to Russian withholding tax.

     A purchaser of ADSs or Ordinary Shares may be required to withhold 20% of the purchase price or 24% of any gain if the cost basis can be confirmed as required by Russian law, if ADSs or Ordinary Shares are sold, exchanged or disposed of outside a stock exchange by a Non-resident Entity Holder. No Russian withholding tax is payable on shares sold on a foreign exchange.

     Capital gains (or proceeds if costs can not be confirmed) realized by Non-resident Individual Holders from the sale of Ordinary Shares or ADSs are subject to 30% withholding tax if the securities are sold in Russia.

     Relief from withholding tax may be available if full exemption or lower rate of withholding tax is provided for by an applicable double tax treaty, subject to the risk mentioned in Item 10.E. - "Taxation - Russian Income Tax and Withholding Tax Considerations." However, obtaining treaty benefits can be difficult due to the requirements imposed by the Russian tax legislation. If any such tax is assessed, the value of an ADS or an Ordinary Share could be materially adversely affected.

     Dividends on ADSs or Ordinary Shares paid to Non-resident Entities generally will be subject to Russian withholding tax deducted at source by the payer of such dividends at a rate of 15%. For Non-resident Individuals the rate of withholding may be 30% if the payer of income chooses the conservative approach.

     The withholding tax rate can be reduced in accordance with the provisions of an applicable double tax treaty, subject to the risks outlined in Item 10.E. "Taxation - Russian Income Tax and Withholding Tax Considerations." The Tax Treaty reduces the rate of withholding tax on dividends to 10% for Non-resident Individuals (and to 5% if the holder is a Non-resident Entity treated as a corporate body for the U.S. tax purposes and that owns at least 10% of the voting stock of the company).

     In addition, technically, there is a risk that trading in Russian securities will require registration by the ADS holder (in the form of notification) with the Russian tax authorities.

For additional information, see Item 10.E. "Taxation."

     Russia's accession to the WTO may cause the Company to lose certain protections it currently enjoys as the primary provider of international and domestic long-distance telecommunications services in Russia.

     In 1993, the Russian Government officially stated its intention to accede to the General Agreement on Tariffs and Trade (GATT). After the creation of the World Trade Organization ("WTO"), Russia expressed its intention to accede thereto. Currently, a working group created in 1995 is working out conditions for Russia's future accession to the WTO.

     The major risk for the Company is that, upon Russia's accession to the WTO, the Company may lose the protective measures it currently enjoys. Currently, the Company has a monopolistic position in the wholesale long-distance telecommunications market of Russia. At the same time, a considerable part of the services provided by the Company are subject to government regulation. The main bulk of tariff-regulated services is provided to regional IRCs and government-funded organizations, as well as to subscribers in Moscow. Such terms of the business result from the existing practice of cross-subsidies whereby unprofitable local communication networks are subsidized by support from domestic long-distance ("DLD") and international long-distance ("ILD") revenues received by IRCs. Because of the existence of the cross-subsidy system, the Company will not be able to compete on equal terms with other operators that do not have such burden in the event the market is liberalized.

     Therefore, if the WTO working group fails to negotiate special conditions for Rostelecom upon Russia's accession to the WTO, Rostelecom may lose its monopolistic position, while the cross-subsidy system remains in place. This would result in:

     - losing the exclusive right to carry IRC's wholesale DLD and ILD traffic because IRCs will receive an opportunity to bypass Rostelecom's network;

     - losing the exclusive right to terminate incoming traffic from international operators which would result in increased competition on this market, reduction of rates for termination of traffic to Russia, and consequently decrease in Rostelecom's revenues;

     - granting OJSC Moscow City Telephone Network ("MGTS") a license to provide long-distance communication services which would allow MGTS to offer its Moscow subscribers DLD and ILD services directly, which is currently an exclusive right of Rostelecom (today Rostelecom gets 100% of ILD and DLD revenues from Moscow subscribers and then shares approximately 10% with MGTS). Given that Rostelecom does not own a local access network in Moscow, if MGTS gets such a license, relations between Rostelecom and MGTS will change dramatically. Instead of getting 100% of the ILD and DLD revenues and paying out 10%, Rostelecom will act just as a wholesale operator receiving payment for transit of traffic, which is substantially lower than 90%. For example, Rostelecom receives approximately 18% of the DLD tariff collected by IRCs from end-users.

     Any of the above circumstances could have a material adverse effect on the Company's business, financial condition and results of operations.

     Risks Relating to the ADSs

     If the beneficial ownership of ADS holders over the shares underlying the ADSs is not recognized under Russian law, the ADS holders may not be able to exercise their rights with respect to the underlying shares.

     The Federal Law No. 39-FZ "On the Securities Market", as amended by the Federal Law No. 185-FZ of December 28, 2002 (the "Securities Market Law"), provides that shares may be held by nominees entitled to receive dividends and to vote the shares on behalf of the beneficial owners upon their voting instructions. However, the regulations governing nominee holders, custodians and depositaries are not yet well developed in Russia. Russian law may treat the depositary as the beneficial owner of the shares underlying the ADSs, and, hence, may not recognize the holder of ADSs as such. This would be different from the way other jurisdictions, such as the states of the United States of America, treat ADSs. In those jurisdictions, although shares may be held in the depositary's name or to its order and the depositary is therefore a "legal" owner of the shares, the ADS holders are the "beneficial", or real owners. In those jurisdictions, no action against the depositary would result in the beneficial owners losing rights to the underlying shares.

     Russian law does not recognize the same distinction between legal and beneficial ownership. Thus, it may only recognize the rights of the depositary in whose name the shares are registered, but not the rights of ADS holders, to the underlying shares. Therefore, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary open to seizure or arrest. If this lawsuit is decided against the depositary bank involved, the respective ADS holders would lose their rights to the underlying shares.

     Attempts to view a depositary as nominee holder of the shares underlying ADSs might be interpreted as requiring such nominee to obtain a license from the Russian authorities to act in that capacity with respect to the underlying shares. However, it is unlikely the Russian law licensing provisions could be effectively applied to foreign nominee holders and depositaries. All these uncertainties of a depositary's activities regulation could result in difficulties or inability of ADS holders to exercise their rights arising out of the shares underlying ADSs.

     A challenge to the privatization of the Company, if successful, could result in ADS holders losing their ownership in the Company's shares underlying the ADSs.

     The Company's privatization began in 1992 and was completed in 1997. To the extent that privatization legislation has been vague, inconsistent and conflicting with other applicable legislation, and with conflicts even between federal and local privatization legislation, most, if not all, privatizations that have taken place are arguably deficient and therefore are vulnerable to challenge, at least on technical grounds. Currently, there are no pending challenges to the privatization of the Company. In the event that the Company is charged as having been improperly privatized and it is unable to defeat such claims, the holders of the ADSs might face a risk of losing their ownership interests in the Company's shares underlying ADSs.

     ADS holders may be restricted in their ability to exercise their voting rights and influence the governance of the Company.

     Before 2003, a depositary could vote shares underlying ADSs only as one block, because Russian law prohibits a shareholder from choosing more than one voting option on an agenda item. Recently, certain changes were introduced into Russian legislation that amend the procedure for voting by a depositary that holds shares underlying depositary receipts. In particular, amendments to the FCSM regulation governing the procedure for convening and holding general shareholders meetings granted to the depositaries the right to split the votes pertaining to the shares registered in their name in order to reflect different voting instructions received from the ADS holders. The amendments introduced into the Securities Market Law that became effective in January 2003, might be interpreted as evidencing the current view of the FCSM to exercise more control over the depositaries following the voting instructions of the ADS holders.

     There are practical limitations on ADS holders, ability to exercise voting rights due to the additional procedural steps involved in the Company communicating with them. For example, the Joint Stock Companies Law and the Company's Charter require the Company to notify its shareholders of any general shareholders meeting at least 30 or, in certain cases, 50 calendar days in advance of such meeting. The Company's shareholders will be notified directly by the Company, and will be able to exercise their voting rights by either attending the general shareholders meeting in person, through a representative, or by sending a filled-in voting ballot.

     On the contrary, ADS holders will not receive notice of a general shareholders meeting directly from the Company. In accordance with the Amended and Restated Deposit Agreement, dated December 30, 2002, among Rostelecom, JPMorgan Chase Bank, as depositary and the owners and beneficial owners of the ADRs (the "Deposit Agreement"), the depositary will be notified by the Company of a general shareholders meeting. The depositary has undertaken in turn to mail the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given, to ADS holders. The Company has requested that the depositary mail such notice to the ADS holder as soon as practicable after being notified of the general shareholders meeting, but not later than 30 calendar days prior to the date of such meeting. To exercise their voting rights, ADS holders should instruct the depositary how to vote their shares. Due to this additional procedural step involving the depositary, the process for exercising voting rights may take longer for ADS holders than for shareholders. As a result, holders of ADSs may have less ability to influence the governance of the Company than direct holders of the Company's shares. ADSs for which the depositary does not receive voting instructions in time, will not be voted at any general shareholders meeting.

     ADS holders may face difficulties in enforcing any judgment obtained in the United States against the Company, its directors and officers.

     The Company is incorporated under the laws of Russia and all of its directors and executive officers reside outside the United States. Virtually all of its assets and the assets of many of these persons are located outside the United States. As a result, an ADS holder may be unable to effect service of process upon the Company outside of Russia, or against its directors and officers outside their jurisdiction of residence, or enforce against the Company outside of Russia, or against its directors and officers outside their jurisdiction of residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States. In addition, civil liabilities based on U.S. Federal or state securities laws may not be enforceable against the Company or its directors and officers in Russia. If an original action is brought in Russia, based solely on U.S. Federal or state securities laws, Russian courts may not necessarily have the jurisdiction to grant the remedies sought.

     ADS holders may not be able to enforce foreign arbitral awards in Russia.

     The Russian Federation is not a party to any multilateral or bilateral treaties with most Western jurisdictions for the mutual enforcement of court judgments. Consequently, should a judgment be obtained from a court in any of such jurisdictions it is highly unlikely to be given direct effect in Russian courts. However, the Russian Federation (as successor to the Soviet Union) is a party to the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards and the Deposit Agreement between Rostelecom and JPMorgan Chase Bank, as Depositary, and Owners and Beneficial Owners of ADS, which contains a provision allowing for the arbitration disputes in London in accordance with Rules of London Court of International Arbitration. The United Kingdom is also a party to the New York Convention. A foreign arbitral award obtained in a state which is a party to that Convention should be recognized and enforced by a Russian court (subject to the qualifications provided for in the Convention and compliance with Russian civil procedure regulations and other procedures and requirements established by Russian legislation). In practice, reliance upon international treaties may meet with resistance or a lack of understanding on the part of Russian court or other officials, thereby introducing delay and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in the Russian Federation. Therefore, there is no assurance that an ADS holder may enforce a foreign arbitral award against the Company in Russia.

     There is less publicly available information about the Company than for public companies in the United States and certain other jurisdictions.

     The corporate affairs of the Company are governed by Russian laws and by the charters of companies comprising the Group, as well as by recommendations outlined in the Corporate Conduct Code issued by FCSM. The rights of shareholders and the responsibilities of members of the Board of Directors and the Management Board under Russian law are different from, and may be subject to certain requirements not generally applicable to, corporations organized in the United States and other jurisdictions. Although the Company is subject to the reporting requirements of the Exchange Act in the United States, the periodic disclosure required of non-U.S. companies under the Exchange Act is more limited than the disclosure required of U.S. companies. Therefore, there may be less publicly available information about the Company than is regularly published by or about other public companies in the United States.

     Currency exchange rate fluctuations and changes in the repatriation policy may affect the price of the Company's ADSs.

     The Federal Law on Foreign Investments in the Russian Federation specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. Russian currency control legislation allows ruble dividends to be paid to the depositary or its nominee and converted into U.S. dollars or other foreign currencies by the depositary for distribution to the ADS holders without restriction. However, the Russian exchange control regime may materially affect their ability to do so.

     For as long as the buyer is not a Russian resident, ADSs or Ordinary Shares of the Company may be sold by non-residents for foreign currency outside the Russian Federation without being restricted by the Russian currency control regulations. However, the Russian currency legislation limits the ability of a non-resident to sell ADSs or Ordinary Shares of the Company underlying its ADSs to Russian residents. Without a license from the Central Bank, Russian residents (unless they are Russian authorized banks or individuals) may, generally, purchase securities for rubles only and may not purchase securities denominated in foreign currency, such as the Company's ADSs.

     Foreign investors may sell ruble-denominated shares, such as the Ordinary Shares of the Company underlying its ADSs, to Russian residents, via their own special ruble accounts (called K-type accounts) or K- type accounts opened by the Russian authorized banks for non-resident banks. Ruble proceeds from the sale of such shares, transferred to the non-resident's K-type account, may be converted into foreign currency without limitations.

     However, the ability of the depositary of the ADS program and other persons to convert rubles into foreign currency depends on the foreign currency availability in Russia's currency market. Although Russia has an exchange market where the ruble is converted into foreign currency, the future development of this market is uncertain. At present, the ruble is not convertible outside Russia. Also, there is no working market in Russia to hedge ruble investments. Furthermore, no assurance can be given that the Russian currency legislation will not be amended in a way affecting foreign investors' activities. In particular, these risks imply potential limitation on the amount of investment proceeds allowed to be repatriated, a more complicated procedure for ruble-denominated share transactions with Russian residents, and new restrictions on converting ruble earnings into a foreign currency for the purpose of dividend payments.

     Practices occurring in the Russian securities market due to lack of effective regulation may affect the price of the Company's ADSs.

     Due, among other reasons, to the limited liquidity of the Russian corporate securities market and the lack of effective regulation thereof, prices of Russian corporate securities and related ADSs may be significantly affected by a relatively small amount of buying and selling activity and favorable or unfavorable press commentaries. Since regulation of insider trading and market making is undeveloped, the prices of Russian corporate securities and related ADSs may be affected by practices that are not permitted in other markets.

     Sales of the Company equity securities may adversely affect the price of the Company's equity shares and the ADSs.

     Currently, the Company does not anticipate offering equity securities in the near future. However, a future offering, or the perception of a future offering of a substantial number of the Company's shares in the public market, could have an adverse effect on the market price of the ADSs. Furthermore, such equity offerings may dilute shareholding of the Company's current shareholders. If the Company issues additional preferred shares, such preferred shares may have rights, preferences or privileges senior to those of existing Class A Preferred Shares and/or Ordinary Shares.

     The price of the ADSs may be affected by economic developments in other emerging market countries.

     Financial turmoil in Russia and other emerging markets in 1997 and 1998 adversely affected the securities markets in developing economies worldwide. Continued or increased financial downturns in these countries could cause further decreases in prices for securities of the Company, even if the Russian economy remains relatively stable.

     An active and liquid trading market for the Company's ADSs is not assured.

     An active or liquid trading market for the Company's ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of the Company's ADSs.

     An investor in the Company's ADSs may not be able to exercise preemptive rights for additional shares and may therefore suffer dilution in his or her equity interests in the Company.

     Under the Joint Stock Companies Law, existing shareholders of a joint stock company enjoy preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements under the Securities Act is available. The Company is not obligated to prepare or file such a registration statement and the Company's decision to do so would depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of allowing ADS holders to exercise their preemptive rights, and any other factors the Company considers at that time. No assurances can be given that the Company will file a registration statement under these circumstances. If the Company issues any such securities in the future, such securities may be issued to the depositary, which may sell the securities for the benefit of the ADS holders. There can be no assurances as to the value the depositary would receive, if any, upon the sale of such securities. To the extent that the ADS holders are unable to exercise preemptive rights granted in respect of equity securities represented by their ADSs, their proportional interest in the Company will be reduced.

     Risks Relating to the Telecommunications Industry

     The Company may not be able to maintain its dominant position in the Russian telecommunications market due to increasing competition and rapid technological advances.

     Apart from the Company, several operators in Russia have their own primary network resources. Major alternative operators such as Sonera Rus, Rascom and TransTelecom operate their own fiber optic lines ("FOLs"). Primary network resources in the rest of the territory of Russia are also operated by TransTelecom through a network based on FOL and satellite operators, such as Federal State Unitary Enterprise Space Communications and Zond-Holding. The role of alternative operators is particularly visible in the more profitable segments
- mobile and documentary telecommunications. The overall results of 2002 show that alternative operators continue showing a steady growth of income and an increased presence in the telecommunications market. The risk exists that these competitors will embark on an aggressive price policy, which may reduce the Company's proceeds if operators provide new communications services (for example, telematics services) at competitive prices resulting in the overall price reduction for telecommunication services. Although alternative operators continue expanding to regional markets, for the time being their primary market for the fixed-line communications still remains Moscow and St. Petersburg. In 2002, approximately 36% and 10.5% of outgoing international traffic were intiated from Moscow and St. Petersberg, respectively. Accordingly, any reduction in the traffic volume and the tariffs level for outgoing international calls, as well as the rate level for outgoing international calls in these two cities resulting from increased competition would have a material impact on the Company's results of operations. Currently in the voice communication services sector the Company does not face these risks because regional operators do not hold domestic long-distance ("DLD") and international long-distance ("ILD") licenses.

     The  continued  practice  of  cross-subsidies   and  the  resulting  tariff
imbalance could cause the Company's customers to obtain services from the Company's competitors.

     The lack of consistency in the regulation of the Russian telecommunications market over the last few years and, in particular, the practice of providing cross-subsidies for telecommunications services, which causes an imbalance in the tariffs for related services in domestic and external markets, may push the Company's customers to change the pattern of service consumption or avail themselves of cheaper services from certain competitors, which may reduce the overall volume of the telecommunications services market in Russia and, consequently, the Company's revenues. The Company's success as a major player in the Russian telecommunications market will largely depend on improvement of its tariff policy and on the adoption by the Russian Government of market-regulating acts meeting the interests of the market participants and treating them equally in terms of business conduct.

     The uncertainty of the regulatory environment in Russia may result in sanctions despite compliance efforts and may result in changes in the laws and regulations in the telecommunications industry which could have a significant material impact on the performance and continuity of the Company's business.

     The Company's business operates in an uncertain regulatory environment. There is no comprehensive legal framework with respect to the provision of telecommunication services in Russia, although a number of laws, decrees and regulations apply to the telecommunications sector. The principal legal acts regulating telecommunications in Russia are the Federal Law "On Communications", of February 16, 1995, as amended (the "Communications Law"), and the Federal Law on Natural Monopolies, of August 17, 1995, as amended (the "Natural Monopolies Law"). The current regulatory framework does not clearly establish the interaction between these two laws, which has resulted in a number of contradictory decrees and decisions. As the primary provider of long-distance telecommunications in Russia, the Company has been, and continues to be, subject to regulation under these laws as well as other Russian legislation. Although the Company uses its best efforts to comply with laws, decrees and regulations, there is no guarantee that in the course of future inspections conducted by governmental authorities, the Company will not be found to have violated any laws, decrees and regulations and that the Company will be able to cure such violations within any grace periods permitted by such authorities, and that such findings will not result in the imposition of fines or penalties or more severe sanctions, including the suspension or withdrawal of the Company's licenses and other permits, any of which could increase the Company's costs and have a material adverse effect on the Company's business, financial conditions and results of operations.

     The regulatory environment for telecommunications in Russia may be subject to political influence, resulting in negative regulatory decisions on other than legal grounds. In particular, the telecommunications system is regulated by the Ministry of Communications of the Russian Federation (the "Ministry of Communications"), largely through the issuance of licenses and instructions. As a result, officials of the Ministry of Communications have a high degree of discretion.

     Currently, the Company is subject to regulations pertaining to licensing, competition, frequency allocation and other general operational matters related to providing telecommunications networks for public consumption. For example, the Communications Law provides for equal rights of individuals and legal entities to participate in telecommunications operations and does not currently contain any special restrictions with regard to participation by foreign persons. There can be no guarantee, however, that the Russian Government will not change this policy. Changes in the laws and regulations in the telecommunications industry, and other decisions by regulators regarding the Company's business and that of its competitors could have a significant material impact on the performance and continuity of its business.

     The Company is subject to the regulation and control of the Ministry for Anti-Monopoly Policy and Support of Entrepreneurship of the Russian Federation and its failure to comply with these regulations could have a material adverse effect on the Company.

     Under Russian law, the state has authority to regulate, to a certain extent, activities of natural monopolists operating in the telecommunications industry. Therefore, since the Company is considered as a natural monopoly, it is subject to the control of the Ministry for Anti-Monopoly Policy and Support of Entrepreneurship of the Russian Federation ("Ministry for Anti-Monopoly Policy" or "MAP").

     The Natural Monopolies Law provides a legal basis for federal regulation of telecommunications providers and provides for state control over setting tariffs and other activities. This law may have a significant impact on the Company's ability to set tariffs independently. The Natural Monopolies Law also controls the types of transactions into which a regulated entity, such as the Company, may enter into. In addition, as with all regulated entities, the Company may not refuse to conclude contracts with particular consumers if the Ministry for Anti-Monopoly Policy so requires. Any failure to comply with such regulation could materially adversely affect the business of the Company. The Russian Government may exercise its authority and set tariffs or require the Company to enter into specified contracts. Any of the above circumstances could have a material adverse effect on the Company's business, financial conditions and results of operations.

     The Group's operation is dependent on its licenses and governmental permits.

     All of the Group's activities in the telecommunications industry and almost all telecommunications equipment used by the Group are subject to licensing and certification requirements. Regulatory uncertainties affecting the maintenance and renewal of the Group's licenses and certification of the telecommunications equipment could result in the Group's difficulty, or even inability, to maintain and renew such licenses or to import and use such equipment.

          Risks Relating to the Company's Business

     The Company faces risks related to its end-user business in Moscow.

     Moscow is the only region in Russia where Rostelecom has a relationship with end-users, providing domestic and international long-distance services and billing subscribers directly. The Moscow telecommunications market is fiercely competitive, particularly in the corporate customer segment. Rostelecom's Moscow market share has persistently declined, particularly in this corporate customer segment, resulting in deteriorating revenues from subscribers. Although the Company assembled a new management team for its Moscow business unit in February 2003, the Company may not be able to strengthen, or even maintain, its position in the Moscow market. The Company also faces the problem of unauthorized access to its telecommunications network in Moscow which results in the risk that certain amounts billed to the customers will become non-collectable. If the revenues from the Moscow business unit continue to decline, it could have a material adverse effect on the Company's results of operations.

     If the demand for certain communications services the Company has recently introduced or are developing does not grow strongly, its ability to achieve further revenue growth may be limited.

     The Company believes that the markets for certain services it has recently introduced or is developing, including in particular intelligent network and integrated services digital network ("ISDN") services, have potential for strong growth. If the markets for these services does not grow as expected, the Company's ability to achieve further revenue growth may be impaired. Furthermore, the Company may be unable to take advantage of any growth in demand for these services if it fails to develop and market its own services on a timely basis.

     The Company faces risks resulting from significant delays in the collection of receivables.

     The Company bills IRCs and other local telephone operators for domestic long-distance and international traffic at either an agreed proportion of the receipts the IRCs collect from subscribers or an agreed rate based upon minutes of traffic for the use of the Company's network. As is the case for many other Russian companies, the Company has in the past experienced, and continues to experience, significant delays in payment from certain government-funded entities and government ministries, and some international operators. Delays in payments by customers, as well as any significant level of bad debt, may have a material adverse effect on the Company's business, financial conditions and results of operations.

     The Company is dependent on certain key suppliers for its equipment.

     The operation of the Company's network depends upon its obtaining adequate supplies of switching and other network equipment on a timely basis. At present, the Company purchases component parts for switching and certain network equipment from Siemens AG, NEC Corporation, Alcatel, Fujitsu Ltd., Huawei Technologies Co, Ltd., Ericsson Nikola Tesla. The Company's business could be adversely affected if it is unable to obtain adequate component parts or equipment in a timely manner from its current suppliers or any alternative supplier, or if there were significant increases in the costs of such equipment.

     The Company engages in transactions with related parties, which may present conflicts of interest, resulting in the conclusion of transactions on less favorable terms than could be obtained in arm's-length transactions.

     The Company, its principal shareholders and their affiliates have engaged in several significant transactions among themselves and may continue to do so. As a result, conflicts of interest may arise between it, its affiliates and its principal shareholders or their affiliates, resulting in the conclusion of transactions on terms not determined by market forces. See Item 7.B. "Related Party Transactions" for more details on the Company's related party transactions.

     The Company faces the risk of network and systems equipment failure which could significantly interrupt its operations.

     Although the Company has equipment providing back-up capacity in the event of disruption of its operations, the Company's network is still subject to a number or risks, several of which are outside of its control, such as:

     o    the risk of damage to software and hardware resulting from fire;

     o    power loss;

     o    natural disasters; and

     o    general transmission failures.

     Any failure in the Company's network or other systems or hardware that causes significant interruptions in operations could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's operations also are dependent on its ability to integrate successfully new and emerging technologies and equipment into the network, which could increase the risk of system failure and result in further strain upon the network. Prolonged or significant system failures, or difficulties for customers in accessing and maintaining connection with the Company's network, could seriously damage its reputation and result in customer attrition, reduced margins and financial losses.

     The Company's business operations could be significantly disrupted if it lost key members of its management team.

     The Company is dependent on its senior management for the implementation of its strategy and operation of its day-to-day activities. In addition, the personal connections and relationships of members of senior management are important to the conduct of its business. No assurance can be given that management will continue to make their services available to the Company. Although the Company believes that it could replace key employees in an orderly fashion should the need arise, the loss of such key personnel could have a material adverse effect on its business, financial condition and results of operations.

     The Company does not maintain insurance for all of its existing asset base.

     The Company does not maintain third party insurance for all of its existing asset base. Currently, the Company's insurance policies cover approximately 40% of cable and transmission devices and approximately 25% of its total property, plant and equipment. Any significant damage to the Company's facilities and networks or any significant difficulties in operations through its facilities and networks, whether as a result of fire, flooding, earthquake or other causes, could have a material adverse effect on the financial condition, results of operations and cash flows of the Company.

     In January and February of 2003, the Company insured its fixed production assets (electronic equipment and communications facilities), but such insurance does not provide for compensation for the damages incurred in the event of a business interruption and does not cover liability to third parties for the damage to property or the environment resulting from breakage or other accidents connected with the Company's property or activities.

     Risks Relating to the Company's Financial Condition

     The actual amount and timing of the Company's future capital requirements may differ materially from its current estimates due to various factors, many of which are beyond the Company's control.

     The actual amount and timing of the Company's future capital requirements may differ materially from current estimates due to various factors, many of which are beyond control of the Company. Additional financing may be required in the event of further departures from current business plans and projections, including those caused by (i) unforeseen delays, (ii) cost overruns, (iii) engineering design changes, (iv) demand for services that varies from the Company's expectations, (v) adverse regulatory, technological or competitive developments, and (vi) major changes in market conditions. The Company has experienced and may continue to experience material deviation of its capital requirements from its estimates.

     If any of the Company's Central Bank permits is revoked, or if the Company breaches any of the terms of such permits or fails to receive Central Bank permits when needed, the Company may face delays in purchasing equipment and suffer cash flow difficulties.

     Many capital transactions with foreign currencies require transaction-specific permits from the Central Bank of Russia. Applying for a Central Bank permit is a burdensome and time-consuming process. The Central Bank of Russia may impose additional requirements or deny the Company's application for such permits, which could harm the Company's business. The Company was required to obtain Central Bank permits in connection with its vendor-financed equipment purchases ultimately paid for with U.S. dollars or euros. The revocation of a Central Bank permit, the breach of the terms of a Central Bank permit or the failure to obtain Central Bank permits in the future could result in significant delays in purchasing equipment, cash flow difficulties and fines and penalties, and could harm the Company's business.

     Central Bank of Russia regulations also limit investments in most foreign currency denominated instruments. Consequently, there are a limited number of low risk instruments in which the Company can invest its excess cash. Putting the Company's excess cash at risk could interfere with its ability to conduct operations and could adversely affect the Company's business.

     Government regulation over foreign investments could hinder the Company's access to foreign equity markets.

     Russian legislation on foreign investments does not prohibit or restrict such investments in the telecommunications industry. However, there is a lack of consensus over the methods and scope of government control over the telecommunications industry. The Law on Foreign Investments in the Russian Federation of July 9, 1999, does not provide for any specific protections of investors in the telecommunications industry. Since the telecommunications industry is widely viewed as strategically important to the Russian Federation, governmental control over the telecommunications industry might increase, and foreign investment in the industry might be limited in the future. Any such increase in governmental control or limitation on foreign investment could impair the value of foreign investments in the Company and hinder the Company's access to additional capital in foreign equity markets.

     Risks Relating to the Control of the Company by Svyazinvest and the Government of the Russian Federation

     The  Company  could  be  influenced  by  the   Government  of  the  Russian
Federation.

     The Government, through the Ministry of Property Relations, which holds 50% plus 1 share in OJSC Svyazinvest ("Svyazinvest") and the Russian Fund of Federal Property, which holds 25% plus 1 share in the charter capital of Svyazinvest, effectively controls Svyazinvest. Svyazinvest holders 50.67% of the voting shares of the Company. Thus, the Government of the Russian Federation will have the power to influence matters submitted to a vote of shareholders, including the approval of the annual financial statements, declaration of dividends, capital increases in connection with acquisitions, take-over offers, investments and the election and removal of members the Company's Board of Directors and Management Board. The interest of the Government of the Russian Federation in deciding these matters and the factors it considers when exercising its votes could be different from the interests of the Company's other shareholders.

     The Company's business operations could be significantly disrupted if its major shareholder undergoes a change of control or reduces its control over the Group.

     The Group is effectively controlled by Svyazinvest which holds 50.67% of the voting shares of the Company. Further, the Government has a controlling interest in Svyazinvest. There can be no assurance that the Government will not further decrease its interest in Svyazinvest or that Svyazinvest will not decrease its interest in the Company thereby no longer maintaining its present degree of control over the Group. Any such change of control may have a material adverse impact on the Group's business activities due to the following factors:

- Change in control over Svyazinvest may result in unpredictable changes within the Group dependent on the business strategy of the new major shareholder of Svyazinvest and its dependent companies. Currently Rostelecom is viewed as a strategic asset by the Government and therefore enjoys its protection in terms of licensing and maintaining its monopolistic position. If there is a change of control, there is no assurance that the Company will be able to maintain the protection and position it enjoys.

- Decreasing or eliminating Svyazinvest's controlling position in Rostelecom may jeopardize business relations between the Company and major local telephone operators currently represented by InterRegional Companies ("IRCs") that are subsidiaries of Svyazinvest. Currently, revenues generated from IRCs account for 33% of the Company's revenue.

     Svyazinvest currently holds a 50.67% stake in Rostelecom. The sale or potential sale of a significant number of Rostelecom's shares by Svyazinvest may cause the market price of Rostelecom's shares and ADSs to decline significantly.

     Item 4. Information on the Company

     4.A. History and Development of the Company

     General Information

     Open Joint Stock Company of Long-Distance and International Telecommunications Rostelecom, ("Rostelecom"), is an open joint stock company organized under the laws of the Russian Federation on September 23, 1993. Its principal executive offices are located at 14, 1st Tverskaya-Yamskaya St.,
125047 Moscow, Russia, and its telephone number is +7 095 972 8283, its facsimile number is +7 095 787 2850 and its e-mail address is info@rostelecom.ru.

     Rostelecom's Charter capital is currently equal to 2,428,819.4725 nominal rubles and is comprised of 728,696,320 outstanding ordinary shares (the "Ordinary Shares"), nominal value RUR 0.0025 per share, and 242,831,469 outstanding Class A Preferred Shares (the "Class A Preferred Shares"), nominal value RUR 0.0025 per share.

     On November 27, 2000, the Annual Shareholders Meeting of Rostelecom approved a revised version of the Company's Charter, which authorized the issuance of additional 905,330,221 Ordinary Shares and 531 Class A Preferred Shares, each with a nominal value of RUR 0.0025 per share. Pursuant to the Charter, the Board of Directors of Rostelecom was authorized to issue additional Ordinary Shares up to the total of authorized but unissued shares without obtaining further shareholder approval.

     On June 15, 2003, the Annual Shareholders Meeting adopted a revised version of the Company's Charter. The submission of matters concerning approval of the Company's revised Charter was due primarily to the introduction of additional legislative requirements with respect to the procedure for the convocation and conduct of general shareholders meetings, as well as to the results of the 2002-2003 restructuring of the Company's branches. Another objective of the Company's revised Charter is to consolidate in a fundamental document of the Company legal mechanisms making it possible to implement the principal recommendations contained in the Corporate Conduct Code approved by the Expert Panel of FCSM.

     For further information, see Item 10.B. "Additional Information-Articles of Association."

     In accordance with the Registration Statement on Form F-6 under the Securities Act of 1933 (the "Act") relating to the registration of the ADSs of Rostelecom, the Company appointed Puglisi & Associates as its authorized representative in the United States in connection with the ADSs pursuant to the requirements of the Act.

     Register of the Company's Shareholders

     From May 1997 to February 14, 2003, the register of Rostelecom shareholders was kept by RTC-Registrar, a specialized registrar and a branch of CJSC Registrar-Svyaz ("Registrar-Svyaz"). Due to the liquidation of the branch in February 2003, the Company's shareholder register was transferred to the principal office of Registrar-Svyaz. Registrar-Svyaz has been conducting activity as a registrar since October 1996. Currently, the operation of the registrar is based on FCSM license No. 10-000-1-00258 issued on October 1, 2002 for an indefinite term. Since 1996, Registrar-Svyaz has also been a member of the Professional Association of Registrars, Transfer Agents and Depositaries ("PARTAD"). The registrar enjoys the status of a registrar authorized by the Russian Ministry of Property Relations.

     Corporate Governance Principles

     At its meeting held on April 11, 2002, the Board of Directors of Rostelecom approved the "Declaration on Corporate Governance Principles" addressed to the Company's shareholders, customers, personnel, investors and financial institutions, as well as to the other parties interested in the operations of the Company.

     The Declaration on Corporate Governance Principles provides that, in light of the importance of high corporate governance standards for the successful operation of the Company's business and for reaching a mutual understanding with the parties interested in the operations of the Company, Rostelecom plans to prepare and adopt a Code of Corporate Conduct consistent with the internationally accepted principles of corporate governance by the end of 2003.

     The management of Rostelecom is clearly aware that the confidence of the shareholders, investors and partners of the Company in its economic stability and effective and practical corporate governance are essential for Rostelecom's further development.

     Currently, Rostelecom management is working to improve the Company's corporate practices in an effort to comply with the requirements of the Sarbanes-Oxley Act of 2002, which established new standards of corporate governance and disclosure for companies required to file periodic reports with the U.S. Securities and Exchange Commission (the "SEC").

     Rostelecom's management is working towards compliance with the corporate governance requirements of the Sarbanes-Oxley Act by taking, among others, the following steps: the establishment of an Audit Committee, the enactment of a Code of Ethics for management, the formalizing and streamlining of internal controls and more extensive and detailed disclosure of information on Rostelecom's financial and business operations.

     Initiatives to Promote Investor and Shareholder Relations

     The Company focuses extensively on the promotion of shareholder and investor relations and the maintenance of high standards of disclosure. In 2002, an Investor Relations Department was established and an investor relations program ("IR Program") was launched. The IR Program is mostly aimed at maintaining an ongoing dialogue with the investor community and promoting the Company's transparency and availability of information.

     In 2002, a standard disclosure package was developed and formalized. It includes both information to be disclosed in accordance with applicable law and the requirements of Russian and US regulatory agencies and any other information of interest and importance to the investor community. Today, the package of information disclosed to the public market by the Company includes:

     o reports on quarterly and annual financial and production performance results both in accordance with the Russian Accounting Standards
          ("RAS") and pursuant to the International Financial Reporting Standards ("IFRS");

     o quarterly reports by the issuer of securities forwarded to FCSM and the Russian and U.S stock exchanges;

     o    annual report on Form 20-F and Form 6-K reports;

     o    the Company's annual public report;

     o    presentations for investors and analysts; and

     o    press   releases   on   key   developments    capable   of   affecting
          decision-making on investment matters.

     In 2002, the Company began, for the first time, to arrange quarterly conference calls regarding its financial performance results. Since 2003, the Company has been accompanying conference calls with webcasts.

     It is  important  to note  that in 2002,  the  Investor  Center,  a special section in the Rostelecom corporate website, was developed and launched. It is available at www.rt.ru/en/icenter/. It offers essential information about Rostelecom, including the Company's financial reports, current share quotations and data on corporate governance, the share capital and the dividend policy. All the latest press releases promptly appear in the "News" section. Presentations by the management are available in the relevant section of the Investor Center. Visitors to the site can use interactive tools to plot graphs of historical quotations of the Company's Ordinary Shares and Class A Preferred Shares and ADSs, to calculate the amount of dividends due and to obtain information on trading sessions on a specified date. The "Questions and Answers" section contains the most frequently featured questions and answers. If a shareholder cannot find an answer to his or her question on the website, he or she can always contact the Company's IR team directly or via the "Feedback" function at the site.

     Business Processes of the Company

     Development and Automation of Business Processes

     Within the framework of the Company's restructuring program, 2002 saw the introduction of new business processes. In particular, unified accounting policies were introduced during the year at the Company's principal executive office ("the Headquarters") and business unit levels, and unified budgeting procedures were also put in place.

In order to improve the Company's management systems, in 2002 Rostelecom launched a project to introduce an Enterprise Resource Planning ("ERP") system. This will provide a unified information system for the entire organization as well as rapid access to integrated information, which is critical for efficient management decision-making.

In 2002, the efforts of various divisions were combined to develop automated business processes in finance, analytical, tax and general reporting. All modules of the system have already been rolled out at Headquarters and North-Western Branch , which is the branch located in St. Petersburg, while in the rest of the branches, only some modules have been implemented.

In 2003, the project group will implement the ERP system throughout all the Company's business units, and also create a unified database.

The Company understands the importance of efficient human resources ("HR") management. In 2002, Rostelecom was rolling out the HR management system. During the course of the year, work on fine-tuning the system's personnel module was completed, and adjustments were made to the salary calculation function. The system has already been introduced at the corporate level and in several of the Company's business units.

     In 2003, Rostelecom intends to introduce these systems throughout the Company as a whole, and integrate them with each other and the existing systems, to create a unified, transparent information platform which embraces all of the Company's divisions and business units.

     Introduction of Activity Based Costing

     In 2002, Rostelecom introduced a separate cost accounting system by type of service (ABC cost accounting), on the basis of a study completed by McKinsey & Company. This resulted in the identification and elimination of inaccuracies in cost accounting and closer coordination between all the Company's divisions responsible for cost accounting. The separate accounting of costs will provide information for further cost analysis and tariff negotiation. The data obtained not only facilitates determination of areas for future improvement in tariff policy, but also comparisons of expenses incurred by the Company's various divisions on servicing the same type of equipment. This, in turn, will lead to further optimization of the Company's costs.

     The introduction of separate accounting for costs is the first stage in the process of calculating economically justified expenses and normative profit for telecommunications services. At the next stage which will take place during 2003-2004, the Company is planning to work with regulatory authorities to agree on tariffs that account for economically justified expenses and required rates of return on capital.

     Rostelecom Investment Policy Highlights

The main objective of Rostelecom's investment program is to further develop and modernize the integrated digital telecommunications network, which will in turn strengthen the Company's position in all segments of Russia's long-distance telecommunications market.

The investment program focuses on the following major areas:

     o Construction of high-speed fiber optic telecommunications trunk lines which will provide the Company with access to new international routes, link the country's major cities to the Company's network, as well as create a backup system for existing telecommunications lines.
     o Reconstruction of existing telecommunications trunk lines using dense wavelength division multiplexing ("DWDM") technology aimed at an increase in the network's throughput capacity by a multiple of 10 or even 100. Networks using this technology operate much faster, have a larger capacity, and relatively low production costs.
     o Expansion of the existing Automatic Switching Nodes, International Switching Centers, and the Automatic Trunk Exchanges.
     o Construction of a modern flexible multiplexers network in order to optimize operation of the trunk network, and to provide customers with the option to lease digital channels with optimal throughput capacity.
     o Phasing out of analog trunk lines along with the expansion of the digital network.

     Capital Expenditures

     To achieve its strategic objectives, in the 1990's the Company began construction of a modern telecommunications infrastructure, began developing its primary network and was implementing new technologies which enabled the Company to expand the scope of services it provided to various customers. The Company's investment policy was to focus primarily on utilizing internal sources, such as cash from operations, and possibly external debt financing.

     Capital construction and investments in 2000

     In 2000, the Company proceeded to develop and upgrade its fiber optic line ("FOL") network. Rostelecom invested approximately RUR 5,273 million to develop and upgrade its FOL networks.

     The most important investment projects put into operation in 2000 were the following:

     o    Novorozhdestvenskaya to Stavropol to Makhachkala FOL;

     o    Perm to Izhevsk FOL;

     o    Samara to Saratov to Volgograd FOL; and

     o    Aksay to Lugansk FOL.

     In addition, the Company completed the construction of the East Segment of the satellite communications network owned by the Company and the second launch facility of its public multimedia communications network. The Company also began to operate land-based stations of the Rostelecom satellite communications network and an international switching center in Lyuban with the capacity of 9,510 channels. In 2000, Rostelecom also completed the establishment of the digital domestic long-distance and integrated network which connects to nearly all local switches.

     Capital construction and investments in 2001

     In 2001, the Company invested approximately RUR 3,663 million in the development of several fiber optic line networks and communications facilities. The following facilities were put into operation: 1,686.8 kilometers of FOL, long-distance switches with 10,800 channels, international telephone exchanges with 1,320 channels, one satellite station and telephone exchange with 2,600 numbers.

     The most important investment projects put into operation in 2001 were the following:

     o    Kizlyar to Grozny FOL;

     o two sections of Volgograd to Rostov-on-Don FOL and Volgograd to Elista to Budennovsk FOL;

     o    Lyuban to Issad FOL;

     o    Issad to Petrozavodsk FOL;

     o expansion of the three Automatic Trunk Exchanges ("AMTSs") of Moscow and the Moscow Ring FOL; and

     o    launching of a telephone exchange in Murmansk.

     Capital construction and investments in 2002

     In 2002, the Company invested approximately RUR 2,696 million in its property, plant and equipment.

     The most significant investment projects implemented in 2002 are as follows:

---------------------------------------------------------------------------------------------------
                                                      Capacity
         Investment project description              (number of      Transfer rate     Completion
                                                     channels)           Mbps            date
-------------------------------------------------- ---------------- --------------- ---------------
Russia to Kazakhstan FOL                               30,240           2,488         Completed
---------------------------------------------------------------------------------------------------
Baltic Cable System Project (first stage)              60,480           4,976         Completed
---------------------------------------------------------------------------------------------------
Expansion of traffic capacity of the Moscow to         241,920          19,906           2003
Novosibirsk FOL
---------------------------------------------------------------------------------------------------
Expansion of traffic capacity of the Moscow to         120,960          9,952            2003
Novorossiysk FOL
---------------------------------------------------------------------------------------------------
Flexible Multiplexers Network                            652              41             2003
---------------------------------------------------------------------------------------------------

Russia to Kazakhstan FOL

The construction of a new FOL between Russia and Kazakhstan created a second point of access to Kazakhstan for Rostelecom's trunk network. The line that now connects the Russian and Kazakh International Switching Centers ("ISC") has completed the loop of existing telecommunications lines between the Russian Federation, the Republic of Kazakhstan, and the People's Republic of China.

Baltic Cable System (First Stage)

The first stage of the Baltic Cable System project, developed in conjunction with the Swedish firm Telia (now TeliaSonera), was completed in 2002. It included the modernization of the Moscow to St. Petersburg to Kingissep line using DWDM technology, as well as the expansion of the Company's participation in international cable systems. The subsequent stages of the project will be undertaken by TeliaSonera.

Modernization of the Moscow to Novosibirsk and Moscow to Novorossiysk Lines

In 2002, the Company started implementing projects to expand the throughput capacity of the Moscow to Novosibirsk and Moscow to Novorossiysk lines using DWDM technology. In addition to expanding the capacity of these important trunk lines, these projects also include the creation of new lines, as well as the expansion of existing digital links, to Russia's major cities. During 2002 the modernization of the route from Moscow to Samara on the Moscow to Novosibirsk line was completed using DWDM equipment produced by Huawei Technologies. In October 2002, the Company received this DWDM equipment from a non-related party, free of charge.

Construction of a Flexible Multiplexers Network

In 2002, Rostelecom began constructing a network of modern flexible multiplexers. This equipment with digital cross-switching functions will enable the Company to optimize network operations and satisfy customer needs to the highest standards by increasing its ability to provide digital channels with the necessary throughput capacity.

     Main directions of development in 2003

     Rostelecom plans to invest approximately RUR 4,521 million in 2003 in the development of its fiber optic line network and in the expansion and upgrade of its services. The Company plans to use cash from operations and external financing sources to fund these projects. The investment program for the year 2003 includes the following major projects:

----------------------------------------------------------------------------------------------------
       Investment project description           Capacity (number    Transfer rate      Estimated
                                                  of channels)          Mbps        completion date
----------------------------------------------------------------------------------------------------
Gatikha to Apastovo FOL                            120,960             9,952            2003
----------------------------------------------------------------------------------------------------
Kaliningrad to Gvardeisk FOL                         7,560               622             2003
----------------------------------------------------------------------------------------------------
International Russia to Azerbaijan FOL               7,560               622             2003
----------------------------------------------------------------------------------------------------
Expansion of 4 AMTSs in Moscow                      51,120                               2003
----------------------------------------------------------------------------------------------------

     Gatikha to Apastovo FOL

     The completion of the Gatikha to Apastovo line in the Central and Volga regions, with a branch to Nizhny Novgorod and Cheboksary, will provide a backup for the European part of the Moscow to Khabarovsk trunk line, and provide Nizhny Novgorod and Cheboksary Automatic Trunk Exchanges with access to the Company's trunk network.

     Kaliningrad to Gvardeisk FOL

     The completion of the Kaliningrad to Gvardeisk FOL with a branch to the Lithuanian border, will link Kaliningrad to Rostelecom's network by a digital line, and expand the Company's international network.

     International Russia to Azerbaijan FOL

     The completion of the Russia to Azerbaijan FOL will connect the Russian and Azerbaijan International Switching Centers, and also strengthen Rostelecom's market position in traffic exchange in the Caucasus and the Middle East.

     Expansion of four AMTSs in Moscow

     The expansion of four AMTSs in Moscow, construction of an AMTS in Pavlov Possad, and commissioning of an International Trunk Exchange ("MNTS") in Kaliningrad will increase the number of the Company's long-distance and international channels and improve the quality and range of communications services.

     Further Plans

     In addition, Rostelecom plans to invest between approximately RUR 4,500 million to RUR 5,000 million annually for the following projects and other projects in 2003-2005. The Company plans to use cash from operations and external financing sources for this investment program.

---------------------------------------------------------------------------------------------------
                                         Capacity (number of   Transfer rate        Estimated
    Investment project description           channels)             Mbps         completion date
---------------------------------------------------------------------------------------------------
Yekaterinburg to Perm FOL                      120,960             9,952              2004
---------------------------------------------------------------------------------------------------
Kingisepp   to  Pskov  to  Smolensk  to
Moscow FOL                                     120,960             9,952              2004
---------------------------------------------------------------------------------------------------
Expansion   of  traffic   capacity   of
submarine Russia to Denmark FOL                120,960             12,440             2004
---------------------------------------------------------------------------------------------------
Expansion   of  traffic   capacity   of
Novosibirsk  to  Khabarovsk to Nakhodka
FOL                                            120,960             9,952              2005
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                         Capacity (number of   Transfer rate        Estimated
    Investment project description           channels)             Mbps         completion date
---------------------------------------------------------------------------------------------------
Construction of an ISC in Moscow                9,000                -                2004
---------------------------------------------------------------------------------------------------
Expansion of UAKs:
UAK-3                                           1,440
UAK-5                                           15,000               -                2004
UAK-6                                           15,120
UAK-8                                           10,000
---------------------------------------------------------------------------------------------------
Creation  of a  center  for  monitoring
the SS-7 network                                 829                 -                2004
---------------------------------------------------------------------------------------------------

     Yekaterinburg to Perm FOL

     The construction of the Yekaterinburg to Perm FOL will complete the loop for the Moscow to Khabarovsk line in the Volga and Ural regions.

     Kingisepp to Pskov to Smolensk to Moscow FOL

     The construction of the Kingisepp to Pskov to Smolensk to Moscow FOL, with a branch to Belarus and Latvia, will create a loop in the North-western region, and provide a back-up for the Baltic Cable System.

     Expansion of traffic capacity of submarine Russia to Denmark FOL

     The upgrading of submarine Russia to Denmark FOL and construction of a link to Kaliningrad based on DWDM technology will increase FOL throughput capacity and create back up for Kaliningrad region.

     Expansion of traffic capacity of Novosibirsk to Khabarovsk to Nakhodka FOL

     The expansion of traffic capacity of Novosibirsk to Khabarovsk to Nakhodka FOL based on DWDM technology will allow the Company to compete for greater amount of Europe to Asia traffic transition.

     Construction of an ISC in Moscow

     The construction of an International Switching Center ("ISC") in Moscow will increase the existing switching capacity in the Moscow region, which is constantly growing.

     Expansion of 4 UAKs

     The expansion of 4 Automatic Switching Nodes ("UAKs") out of 8 will allow the interconnection of additional operators, expand channel capacity, and improve the quality of service offered.

     Creation of a center for monitoring the SS-7 network

     The creation of a center for monitoring the Signaling System-7 ("SS-7") network (in Moscow) will improve management of Company's network and enhance its billing capacity.

     All backbone network lines are under construction in order to provide for the installation of DWDM equipment.

     The Company is also planning to direct investments for the implementation of the new modern billing systems designed to service both subscribers and operators, which will improve the quality of the Company's customer services, optimize receivables settlement and improve the system for monitoring and accounting for communications traffic and revenues.

     Acquisitions

     The Company made the following acquisitions during 2002 and 2003:

     On February 26, 2002, the Company and RTC-Leasing entered into an agreement for the Company's purchase of 1,075,873 ordinary registered shares in RTC-Leasing representing 25.83% of its charter capital for a total value of RUR

12 million. The transfer of ownership to the shares in RTC-Leasing took effect on March 25, 2002. The funds received by RTC-Leasing were used to increase RTC-Leasing's working capital.

     On May 6, 2002, the Company and RTC-Invest entered into an agreement for the purchase and sale of securities, under which RTC-Invest transferred to the Company 30 ordinary shares in MTsNTT, with the nominal value of RUR 1,000 per share and for a total purchase price of RUR 1.4 million. On May 6, 2002, the Company and CJSC Sovet-Holding ("Sovet-Holding") entered into an agreement for the purchase and sale of securities, under which Sovet-Holding transferred to the Company 30 ordinary shares in MTsNTT, with the nominal value of RUR 1,000 per share. The Company paid a total purchase price of RUR 1.4 million. The transfers of the shares in MTsNTT, which together constituted 40% of its charter capital, were effected on October 9, 2002. Accordingly, the share of Rostelecom in the joint-stock capital of MTsNTT was increased from 20% to 60%. The principal activity of MTsNTT is research and development in the field of modern telecommunications.

     On June 25, 2002, the Company and Russian Telecommunications Development Corporation, Inc. ("RTDC") entered into an agreement for the purchase and sale of shares in Westelcom, under which RTDK Holdings, Inc., the sole stockholder of RTDC, undertook to transfer to the Company 50 ordinary shares in Westelcom, with the total value of U.S.$15,000,000. (RUR 489 million) The transfer of ownership to the shares in Westelcom took effect on October 10, 2002, after which the Company's share in the equity of Westelcom increased from 50% to 100%. As a result, the Company acquired complete control over a number of strategically important assets, including international telephone exchanges in Moscow and St. Petersburg and the right to participate in international cable systems.

     For details with regard to acquisitions during 2002 and 2003 made by the Group please refer to Item 4.C. "Organizational Structure", Item 7.B. "Related Party Transactions".

     Divestitures

     The Company made the following divestitures during 2002 and 2003:

     OJSC Giprosvyaz

     On March 13, 2002, the Board of Directors of Rostelecom decided to terminate its participation in OJSC Giprosvyaz, a Russian company engaged in scientific research and design, through the sale of its 65,326 ordinary registered shares constituting 22% of the charter capital of Giprosvyaz, under a Sale and Purchase Agreement between the Company and the Non-Profit Partnership Center for Telecommunications Problems Research. The value of the transaction was RUR 105 million. In accordance with the terms of the agreement, on March 26, 2002, Rostelecom terminated its entire participation in Giprosvyaz.

     EDN Sovintel

     On March 29, 2002, Rostelecom's Board of Directors decided to terminate the Company's participation in Limited Liability Company EDN Sovintel ("Sovintel" or "EDN Sovintel"), a Russian company engaged in providing integrated telecommunications and Internet services by selling the Company's stake in Sovintel's charter capital under a Sale and Purchase Agreement among the Company and SFMT-CIS, Inc., a US holding company and LLC Teleross, a subdivision of Golden Telecom, Inc. ("Golden Telecom") which is a U.S. company engaged in providing integrated telecommunications and Internet services in Russia. As a result of the transaction, in exchange for its 50% stake in Sovintel's charter capital, Rostelecom received 15% of Golden Telecom's shares (RUR 1,786 million), U.S. $10 million (RUR 335 million) in cash and U.S.$46 million (RUR 1,527 million) in non-interest bearing notes issued by LLC Teleross payable upon expiration of 90 days after the date of transfer of shares. The promissory notes were redeemed in full in December 2002. The sale of shares of Sovintel enabled the Company to repay a portion of its external debt. The sale of the Company's stake in EDN Sovintel and acquisition of shares of Golden Telecom, Inc. was completed on September 5, 2002. For more details please see Item 10.C. "Material Contracts".

     Intersputnik

     During 2002, the Company formalized a plan to discontinue using satellite channels leased from Lockheed-Martin Intersputnik beginning from February 2003. The Company has accordingly revised its estimate of the remaining period of use of the satellite channels. Additional depreciation expense of RUR 897 million was recognized in the accompanying consolidated financial statements. For details please refer to Note 6 to consolidated financial statements.

     For details  regarding  the  divestitures  during 2002 and 2003 made by the
Group  please  refer  to  Item  7.B.   "Related  Party   Transactions"  and  the
accompanying consolidated financial statements.

          4.B. Business Overview

Overview

     Rostelecom is Russia's national long-distance telecommunications operator. It owns and operates the nationwide trunk telecommunications network. Rostelecom holds the leading position in this market in the Russian Federation and carries the bulk of Russia's long-distance and international traffic. Throughout the country the Company renders international and domestic long-distance traffic throughput services to Russian operators, including each of Russia's seven IRCs, alternative and mobile operators. The Company currently is the only telecommunications operator licensed to carry wholesale long-distance and international traffic and therefore holds a monopolistic position on this market. Local operators, including IRCs, bill their own local customers for outgoing domestic long-distance and international calls, while Rostelecom bills the operators for the traffic throughput. In Moscow, Rostelecom also provides domestic long-distance and international telecommunications services to end-users through the local access network of a local operator, and bills customers directly. In addition, Rostelecom provides telecommunications services to various government-funded entities and government ministries across Russia and ensures the operation of the ground-based network of most television and radio broadcasting channels. Rostelecom also has the exclusive right to terminate the incoming international voice traffic from international operators.

     The Company's trunk network, which transmits the majority of Russia's domestic and international traffic, is comprised of nearly 200,000 kilometers of digital and analog lines. As of the end of 2002, its digitalization level in terms of channel kilometers was 76% of its total network. The Company has completed a major part of the construction of its domestic long-distance digital transit network based on eight Automatic Switching Nodes ("UAKs"). Today, 96.5% of the Automatic Trunk Exchanges ("AMTS"), which are stations that collect voice traffic and automatically sort and retransmit it to the Company's UAKs and International Switching Centers ("ISCs"), are connected with them through two or more paths. For additional information, see "Switches" and "Current Structure of the Russian Telecommunications Industry" below.

     Rostelecom has completed the construction of a fully connected international digital network based on 11 ISCs. The Rostelecom network ensures the availability of international telecommunication services in the most of geographic locations in Russia. The Company has direct access to 72 countries and participates in 30 international cable systems. Rostelecom maintains relationships with 400 international operators and network administrations. Russia is a member of the International Telecommunications Union ("ITU"), a specialized intergovernmental organization under the United Nations Organization which facilitates guidelines and agreements regulating telecommunications. The ITU is designed to coordinate, standardize and internationally regulate the telecommunications industry on a worldwide scale. Though established international standards are sufficiently effective to regulate communication services and settle disputes, Rostelecom is seeking to strengthen its relations with all international operators to which it has direct channels, through relevant written arrangements.

     Rostelecom has implemented and is developing a variety of services, largely complementing its existing international and domestic long-distance communications services. Also Rostelecom provides multimedia communications services, offers digital channels for lease and distributes TV and radio programs through its network among broadcasters in the whole territory of the Russian Federation.

     Rostelecom's principal markets are as follows:

     o    international market of communications operators;
     o    Russian market of traditional and alternative local operators; and
     o    Russian market of end-users of communications services in Moscow.

For details with regards to revenues on each  principal  market  please refer to
Note 21 to the accompanying consolidated financial statements.

     Seasonality

     The demand for Rostelecom services can be characterized as stable, without any marked seasonal fluctuations. Any notable seasonal fluctuations in demand on telecommunications services are seen only on particular dates - public holidays or nationwide events. Meanwhile, the entire range of the Company's services minimizes fluctuations in the market for Rostelecom services.

     Network and Facilities

     Rostelecom provides its international and domestic long-distance telecommunications services through its ground and submarine cables, microwave lines and satellites. The resources of the trunk transportation network ensure the transfer of any type of information. Rostelecom's digital network based on Synchronous Digital Hierarchy ("SDH" - European standard FOL used for long-range data transmission) and dense wavelength division multiplexing ("DWDM") technologies covers practically the entire territory of the Russian Federation.

     Primary Communications Network

     Rostelecom's primary network consists of trunk cables linked to the IRC's networks and to Rostelecom's ISCs for connections with foreign operators, as well as a satellite communications network. As of December 31, 2002, the Company's digital network comprised 37,000 kilometers including 26,000 kilometers of fiber optic lines ("FOL") and 11,000 kilometers of digital microwave lines. A fundamental component of the network are high-capacity FOLs between Moscow and Novorossiysk, Moscow and St. Petersburg, and Moscow and
Khabarovsk, as well as a satellite communications network that includes three junction centers in Moscow, Novosibirsk and Khabarovsk and nine periphery switches in Barnaul, Kirov, Gorno-Altaysk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk and Salekhard.

     The Company has installed international FOLs accessing Finland, Denmark, Turkey, Italy, Japan, Korea, China, Estonia, Kazakhstan, Ukraine and Belarus. Major foreign operators can now send their unswitched traffic through Russia. As new digital communications lines are built, the Company regularly phases-out its analog transmission lines. Thus, 5.6 thousand kilometers of trunk lines and 11.9 thousand kilometers of analog microwave cables were phased-out and substituted by digital ones during the period of 1998 through 2002.

The following table details the principal lines of communication that make up Rostelecom's primary network as of December 31, 2002:

-----------------------------------------------------------------------------------------------------------------------
                   Line                             Type of line         Length (km)   Transmission rate     Channels
                                                                                          (Mbits/sec)
-----------------------------------------------------------------------------------------------------------------------
Moscow to Khabarovsk                         Digital Microwave                 7,977               6 x 155      11,340
-----------------------------------------------------------------------------------------------------------------------
Moscow to Yekaterinburg                      Fiber Optic Cable                 2,400                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Moscow to St. Petersburg                     Fiber Optic Cable                 1,163                19,904     241,920
-----------------------------------------------------------------------------------------------------------------------
Nakhodka to Naoetsu to Pusan                 Submarine Fiber Optic             1,762                   565      15,360
                                             Cable
-----------------------------------------------------------------------------------------------------------------------
Nakhodka to Khabarovsk                       Fiber Optic Cable                   897               2 x 622      15,120
-----------------------------------------------------------------------------------------------------------------------
Kingisepp to Copenhagen                      Submarine Fiber Optic            1,210*               2 x 565      15,360
                                             Cable
-----------------------------------------------------------------------------------------------------------------------
Kingisepp to St. Petersburg                  Suspended Fiber Optic               191               2 x 622      15,120
-----------------------------------------------------------------------------------------------------------------------
St. Petersburg to Kingisepp to Moscow        Digital Microwave                   949               3 x 140       5,760
-----------------------------------------------------------------------------------------------------------------------
Novorossiysk to Istanbul to Palermo          Submarine Fiber Optic            3,420*                   565      15,360
                                             Cable
-----------------------------------------------------------------------------------------------------------------------
St. Petersburg to Finland                    Fiber Optic Cable                 197**                   622       7,560
-----------------------------------------------------------------------------------------------------------------------
Kingisepp to Tallinn                         Fiber Optic Cable                  26**                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Moscow to Novorossiysk                       Fiber Optic Cable                 1,653                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Khabarovsk to Harbin (China)                 Fiber Optic Cable                 150**                   622       7,560
-----------------------------------------------------------------------------------------------------------------------
Perm to Yekaterinburg                        Digital Microwave                   565               2 x 155       3,780
-----------------------------------------------------------------------------------------------------------------------
Apastovo to Shigony                          Fiber Optic Cable                   220                   622       7,560
-----------------------------------------------------------------------------------------------------------------------
Yekaterinburg to Novosibirsk                 Fiber Optic Cable                 1,572                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Ivanovka to Vladivostok                      Fiber Optic Cable                    61                   622       7,560
-----------------------------------------------------------------------------------------------------------------------
St. Petersburg to Lyuban to Luga             Fiber Optic Cable                   289                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Zadonsk to Lipetsk to Tambov                 Fiber Optic Cable                   270                   622       7,560
-----------------------------------------------------------------------------------------------------------------------
Apastovo to Kazan                            Fiber Optic Cable                   132                   622       7,560
-----------------------------------------------------------------------------------------------------------------------
Russia to Kazakhstan (eastern segment of     Fiber Optic Cable                 220**                   622       7,560
border)
-----------------------------------------------------------------------------------------------------------------------
Vladimir to Vologda, with branches to        Fiber Optic Cable                   665                   622       7,560
Ivanovo, Kostroma and Yaroslavl
-----------------------------------------------------------------------------------------------------------------------
Overlay digital network in Moscow Region     Fiber Optic Cable                   709               2 x 622      15,120
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                   Line                             Type of line         Length (km)   Transmission rate     Channels
                                                                                          (Mbits/sec)
-----------------------------------------------------------------------------------------------------------------------
Region
-----------------------------------------------------------------------------------------------------------------------
Tula to Kaluga                               Fiber Optic Cable                   212                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Kaluga to Belgorod up to Ukrainian border,   Fiber Optic Cable                 974**                 2,488      30,240
with branches to Bryansk, Kursk and
Belgorod
-----------------------------------------------------------------------------------------------------------------------
Moscow to Minsk, with branch to Smolensk     Fiber Optic Cable                 480**                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Tyumen to Surgut                             Digital Microwave                   712               2 X 155       3,780
-----------------------------------------------------------------------------------------------------------------------
Samara to Orenburg                           Digital Microwave                   386                   155       1,890
-----------------------------------------------------------------------------------------------------------------------
Apastovo to Malaya Purga, with branches to   Fiber Optic Cable                   661                 2,488      30,240
Kazan, Naberezhnyie Chelny, Izhevsk and
Yoshkar-Ola
-----------------------------------------------------------------------------------------------------------------------
Novosibirsk to Khabarovsk                    Fiber Optic Cable                 5,480                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Novorozhdestvenskaya to Stavropol to         Fiber Optic Cable                   270                 2,488      30,240
Makhachkala
-----------------------------------------------------------------------------------------------------------------------
Novorozhdestvenskaya to Stavropol to         Fiber Optic Cable                   458                 2,488      30,240
Kropotkin to Pyatigorsk to Budennovsk with
branches to Mineralnyie Vody, Kislovodsk
-----------------------------------------------------------------------------------------------------------------------
Budennovsk to Kizlyar to Makhachkala with    Fiber Optic Cable                   901                 2,488      30,240
branches to Cherkessk, Nalchik, Nazran and
Vladikavkaz
-----------------------------------------------------------------------------------------------------------------------
Aksay to Lugansk                             Fiber Optic Cable                  36**                   622       7,560
-----------------------------------------------------------------------------------------------------------------------
Samara to Saratov to Volgograd               Fiber Optic Cable                   928             2,488 x 2      60,480
-----------------------------------------------------------------------------------------------------------------------
Perm to Izhevsk                              Fiber Optic Cable                   657                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Volgograd to Rostov-on-Don                   Fiber Optic Cable                   516                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Volgograd to Elista to Budennovsk            Fiber Optic Cable                   560                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Kizlyar to Grozny                            Fiber Optic Cable                   140                   155       1,890
-----------------------------------------------------------------------------------------------------------------------
Lyuban to Issad                              Fiber Optic Cable                   140                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Issad to Petrozavodsk                        Fiber Optic Cable                   319                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Russia to Kazakhstan (Western segment)       Fiber Optic Cable                 455**                 2,488      30,240
-----------------------------------------------------------------------------------------------------------------------
Moscow Ring                                  Fiber Optic Cable                     8                 9,953     120,960
-----------------------------------------------------------------------------------------------------------------------

     *    Length  of link  owned  by  Rostelecom.  See also  below -  "Submarine
          Cables."
     **   Length to the state border.

     Switches

     Rostelecom owns 11 International Switching Centers ("ISCs") which allow for efficient ILD traffic management, including three in Moscow, two in St. Petersburg (Lyuban) and one each in Rostov-on-Don, Samara, Yekaterinburg, Novosibirsk, Khabarovsk and Murmansk. The combined capacity of these switches is 104,830 channels. In addition, the Company has eight Automatic Switching Nodes ("UAK"), which allow for efficient DLD traffic management, and which are interconnected by digital channels and five Automatic Trunk Exchanges ("AMTS") that provide access to DLD service to local users, including four in Moscow and one in Pavlov Possad. The UAKs and their connecting channels constitute an integrated services digital network ("ISDN") with channel switches to which the networks of IRCs and alternative operators are connected. The AMTSs of Moscow and Pavlov Posad route domestic long-distance traffic between switching centers as well as directly to and from end-users.

     As of March 15, 2003, the Company's domestic long-distance trunk network consisted of 103,049 digital and 25,760 analog lines. Approximately 92.4% of all
digital  channels  are  connected   through  the  Signaling   System  ("SS-7").
Approximately 96.5% of all Russian AMTSs have access to the digital transit network.

     Sixty-seven  AMTSs are able to provide ISDN  services  through the domestic
long-distance   network.  The  Company  uses  the  open  network  of  multimedia communications.  Connected  to this network are  subscriber  units in 73

Russian regions and nine retail outlets. Subscribers connected to the open network of Rostelecom's multimedia communications can participate in, and arrange, both bilateral and multilateral video conferences, discuss and jointly edit textual and graphic documents, receive and send files, and receive and send various audio and video information.

     Submarine Cables

     As part of its program to expand and upgrade its international telecommunications capabilities, Rostelecom utilizes modern submarine cables to establish traffic links between Russia and other countries. The Company is the terminal party and the major capacity owner in three international fiber optic cable systems: Denmark-Russia 1 (DK-R1), Russia-Japan-Korea (R-J-K) and Italy-Turkey-Ukraine-Russia (ITUR). Rostelecom owns approximately 50%, 33% and 30% of the DK-R1, R-J-K and ITUR systems, respectively. The remainder is controlled by various international operators.

     In order to provide access to these systems and to establish direct high-quality international lines to remote sites of the world, Rostelecom participates in the construction of, and acquires capacity in, many international cable systems.

     As of June 25, 2003, the Company has interests in, or an indefeasible right of use of, 27 other cable systems, including global cable system projects such as Fiber Line Around the Globe (UK - Middle East - Japan), Asia-Pacific Cable, Canada-Transatlantic system, Trans-Pacific Cable (Japan - USA), South-East Asia
- Middle East - Western Europe system, and Trans-Atlantic system.

     Satellite Communications

     Before January 2003, Rostelecom leased satellite channels from Lockheed Martin Intersputnik. In 2002, the Company formalized a plan to discontinue using Intersputnik's satellite LMI-1 from February 2003. In February 2003, the Company switched its satellite communications system from the LMI-1 satellite to the Russian earth satellite vehicle Express-A.

     Rostelecom also arranged for international fixed satellite channels using land-based space telecommunications stations owned by CJSC Teleport TP, a Russian satellite telecommunications company, and the Federal State Unitary Enterprise Space Communications, a Russian company. The Company leases satellite channels from CJSC Teleport TP, which operates through three satellites in the Intelsat systems. The Federal State Unitary Enterprise Space Communications provides Rostelecom with channels through its 5 satellites and 4 land-based stations. The term of the agreement was not specified.

     The satellite communications network is operated within three nodal land-based stations and nine periphery land-based stations in the Russian territory. The composition and the locations of the land-based satellite communications stations were determined by the Company based on the secondary network requirements for, among other things, access to the trunk network through UAKs and trunk digital communications.

     Rostelecom, being the principal operator of the public network system that provides all types of telecommunications services and connects state-owned networks and communications operators, is able to provide the following:

o    access to both  international  and long-distance  communications throughout
     Russia;

o testing and passing of signal load through SS-7, which allows for the coordinated operation of all types of digital networks based on the digital transit network;

o    multimedia communications (videoconferencing);

o    ISDN and intellectual network services; and

o    lease of channels with any throughput capacity.

     Rostelecom's Cooperation with Mobile Communications Network Operators

     The Company's cooperation with Russian operators of land-based mobile communications networks is aimed at expanding the high-quality network services, including the establishment of national and international roaming.

     As of December 31, 2002, the Company had international roaming for the major Moscow-based and regional (Russian) mobile communications operators connecting them with 316 international mobile operators in 135 countries, including 11 CIS countries and the Baltic states.

     In order to broaden the spectrum of its communications services and to upgrade communications with Russia's remote regions, Rostelecom, in partnership with Globalstar L.P., a worldwide consortium, has launched the development of the Russian segment of the Globalstar Global System for Mobile Satellite Communications. In order to implement the project for the establishment of the Russian segment of Globalstar and subsequently provide mobile satellite communications services in Russia, in 1996, the Company and Globalstar L.P. set up CJSC GlobalTel, a US-Russian joint venture. Rostelecom believes that the pooling of Globalstar's modern global mobile satellite communications facilities with the capacity of the Company's domestic long-distance trunk network creates additional opportunities for establishing national and international roaming and for selling communications services to Russian users. The Russian segment of the Globalstar system has been in commercial operation since the end of 2000.

Services

     International Traffic

The Company is the primary provider of international telecommunications services in Russia. It provides the switching and transmission infrastructure that connects the Russian domestic telecommunications trunk network with foreign networks and, in coordination with foreign telecommunications operators, facilitates the transmission of global telecommunications traffic. According to Company estimates, at the end of 2002 Rostelecom's market share in the international sector was as follows (measured by traffic minutes):

o    Outgoing international long-distance traffic transit - 80%;

o    Incoming international traffic - 54%;

     In 2002, revenues from international telecommunications services totalled RUR 13,587 million, or 48% of Rostelecom's total revenues as compared to RUR 17,167 or 57% Rostelecom's total revenues in 2001. In 2000 these amounted to RUR 20,264 million, or 59% of Rostelecom's total revenues.

     Outgoing ILD traffic increased by 14.1% in 2002 to 1,234.6 million minutes from 1,082 million minutes in 2001. Outgoing ILD traffic in 2000 was 945 million minutes.

     Rostelecom's ILD revenue from Russian customers and operators in 2002 decreased by 17.7% to RUR 8,487 million compared to RUR 10,315 million in 2001 and RUR 10,404 million in 2000.

     In 2002, Rostelecom's incoming ILD traffic totalled 973.3 million minutes, growing 12% from 869 million minutes in 2001. In 2000 this figure was 897 million minutes.

     Revenue from international operators (from voice traffic termination) amounted to RUR 4,250 million, decreasing by 29% from RUR 6,018 million in 2001 and RUR 8,128 million in 2000.

     In 2002, Rostelecom's incoming traffic amounted to 25.3 million minutes, to 463 million minutes and 485 million minutes from the Baltic states, the Commonwealth of Independent States (CIS) countries, and from other foreign countries, respectively. Outgoing traffic was distributed as follows: traffic to the Baltic states totaled 44.4 million minutes, to the CIS countries to 901 million minutes and to other foreign countries to 289.2 million minutes.

     The  charts  below  show  data  on   Rostelecom's   incoming  and  outgoing
international traffic:

     International traffic with foreign countries, excluding traffic to and from the CIS countries and the Baltic states, (in million
              minutes, except percentages) for the last three years

-------------------------------------------------------------------------------------------------------------------
                                                          2000                  2001                  2002
-------------------------------------------------------------------------------------------------------------------
Outgoing traffic                                          281                   287                  289.2
-------------------------------------------------------------------------------------------------------------------
Outgoing traffic growth (% per annum)                     -4%                    2%                   0.8%
-------------------------------------------------------------------------------------------------------------------
Incoming traffic                                          421                   416                   485
-------------------------------------------------------------------------------------------------------------------
Incoming traffic growth (% per annum).                    8.5%                  -1%                  16.6%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                          2000                  2001                  2002
-------------------------------------------------------------------------------------------------------------------
Total traffic                                             702                   703                  774.2
-------------------------------------------------------------------------------------------------------------------

        International traffic with the Baltic states (in million minutes, except percentages) for the last three years

--------------------------------------------------------------------------------------------------------------------
                                                           2000                  2001                  2002
--------------------------------------------------------------------------------------------------------------------
Outgoing traffic                                            38                   48.1                  44.4
--------------------------------------------------------------------------------------------------------------------
Outgoing traffic growth (% per annum)                       0%                   27%                  -7.7%
--------------------------------------------------------------------------------------------------------------------
Incoming traffic                                            28                    23                   25.3
--------------------------------------------------------------------------------------------------------------------
Incoming traffic growth (% per annum).                     -3%                   -18%                  10%
--------------------------------------------------------------------------------------------------------------------
Total traffic                                               66                   71.1                  69.7
--------------------------------------------------------------------------------------------------------------------

        International traffic with the CIS countries (in million minutes, except percentages) for the last three years

--------------------------------------------------------------------------------------------------------------------
                                                           2000                  2001                  2002
--------------------------------------------------------------------------------------------------------------------
Outgoing traffic                                           626                   747                   901
--------------------------------------------------------------------------------------------------------------------
Outgoing traffic growth (% per annum)                       5%                   19%                  20.6%
--------------------------------------------------------------------------------------------------------------------
Incoming traffic                                           448                   430                   463
--------------------------------------------------------------------------------------------------------------------
Incoming traffic growth (% per annum).                     -13%                  -4%                   7.7%
--------------------------------------------------------------------------------------------------------------------
Total traffic                                             1,074                 1,177                 1,364
--------------------------------------------------------------------------------------------------------------------

     Rostelecom's largest international traffic routes are between Russia and Germany, the United States of America, the United Kingdom, France, Italy and Finland. The chart below sets forth the total number of billed minutes of international incoming and outgoing calls for these countries.

    Minutes of international incoming and outgoing calls (in million minutes)
                            for the last three years

-------------------------------------------------------------------------------------------------------------------
Country                                                   2000                  2001                  2002
-------------------------------------------------------------------------------------------------------------------
Germany                                                   110                   113                   108
-------------------------------------------------------------------------------------------------------------------
United States of America                                   95                    72                   147
-------------------------------------------------------------------------------------------------------------------
United Kingdom                                             46                    29                    20
-------------------------------------------------------------------------------------------------------------------
France                                                     29                    25                    28
-------------------------------------------------------------------------------------------------------------------
Italy                                                      29                    31                    42
-------------------------------------------------------------------------------------------------------------------
Finland                                                    17                    21                    20
------------------------------------------------- --------------------- --------------------- ---------------------

     In 2002, approximately 36% and 10.5% of outgoing international traffic were initiated from Moscow and St. Petersburg, respectively. Accordingly, the traffic volume and the tariffs level for outgoing international calls, as well as the rate level for outgoing international calls in these two cities, have a material impact on the Company's results of operations.

     Tariffs

     The Company establishes the tariffs for outgoing international calls based on the destination of the call, the day and the time of the call. For each outgoing call from IRCs, Rostelecom receives 50% of the total amount that the relevant IRC charges the subscriber initiating the call. Alternative oparators pay Rostelecom for each minute of the outgoing international traffic at a pre-determined settlement rate. For international calls made by Moscow subscribers using MGTS, the Company keeps approximately 90% of the tariff proceeds after settlement with the Moscow operator. In turn, Rostelecom pays an agreed termination charge to a foreign operator receiving the outgoing traffic. For incoming international calls, Rostelecom charges foreign operators a pre-determined termination rate.

     During 2002, there were no changes in tariffs for international calls except for the tariffs for calls to China, which were reduced by 30% for Moscow end-users as of June 1, 2002 and were also reduced by approximately 60% for areas bordering China as of June 20, 2002. The tariff reduction was caused by the low competitiveness of the Rostelecom tariffs established for calls to China. As a result of tariff changes, traffic to China from those areas increased, which resulted in the increase in the aggregate revenues.

     The charts below illustrate the international tariffs effective as of December 31, 2002.

               Tariffs for International Telephone Communications
             with Foreign Countries, CIS Countries and Baltic States

-------------------------------------------------------------------------------------------------------------------------------
             Region                                            Per minute tariff (nominal rubles)
-------------------------------------------------------------------------------------------------------------------------------
                                   For Moscow, St. Petersburg, Moscow Region                 For European Russia
                                             and Leningrad Region
-------------------------------------------------------------------------------------------------------------------------------
                                       Peak         Off-Peak       Reduced          Peak          Off-Peak         Reduced
-------------------------------------------------------------------------------------------------------------------------------
                                      8 a.m.         8 p.m.                    8 a.m. through  8 p.m. through     24 hours
                                    through 8      through 8       24 hours     8 p.m., local   8 a.m., local
                                   p.m., local    a.m., local                       time            time
                                       time           time
-------------------------------------------------------------------------------------------------------------------------------
CIS countries:
-------------------------------------------------------------------------------------------------------------------------------
Belarus, Ukraine                      10.50           7.00           5.25           10.50           7.00            5.25
-------------------------------------------------------------------------------------------------------------------------------
Moldova                               12.00           8.00           6.00           12.00           8.00            6.00
-------------------------------------------------------------------------------------------------------------------------------
Azerbaijan, Armenia, Georgia          16.00          16.00          16.00           16.00           16.00           16.00
-------------------------------------------------------------------------------------------------------------------------------
Kazakhstan, Kyrgyzstan,               12.00           8.00           6.00           12.00           8.00            6.00
Tajikistan, Turkmenistan,
Uzbekistan
-------------------------------------------------------------------------------------------------------------------------------
Baltic states:
-------------------------------------------------------------------------------------------------------------------------------
Latvia, Lithuania, Estonia            19.50          13.00           9.75           19.50           13.00            9.75
-------------------------------------------------------------------------------------------------------------------------------
Foreign countries:
-------------------------------------------------------------------------------------------------------------------------------
    Europe     (tariff 1)             15.00          10.00           7.50           19.50           13.00            9.75
-------------------------------------------------------------------------------------------------------------------------------
               (tariff 2)*            21.90          14.60          10.95           21.90           14.60           10.95
-------------------------------------------------------------------------------------------------------------------------------
   Asia and    (tariff 1)             29.40          19.60          14.70           29.40           19.60           14.70
 Middle East
-------------------------------------------------------------------------------------------------------------------------------
               (tariff 2)**           44.85          29.90          22.43           44.85           29.90           22.43
-------------------------------------------------------------------------------------------------------------------------------
Vietnam                               44.85          29.90          22.43           44.85           29.90           22.43
-------------------------------------------------------------------------------------------------------------------------------
Turkey                                15.00          10.00           7.50           19.50           13.00            9.75
-------------------------------------------------------------------------------------------------------------------------------
Americas       (tariff 1)             19.50          13.00           9.75           24.00           16.00           12.00
-------------------------------------------------------------------------------------------------------------------------------
               (tariff 2)***          38.85          25.90          19.43           38.85           25.90           19.43
-------------------------------------------------------------------------------------------------------------------------------
Australia, Oceania                    35.40          23.60          17.70           35.40           23.60           17.70
-------------------------------------------------------------------------------------------------------------------------------
Africa                                42.30          28.20          21.15           42.30           28.20           21.15
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
             Region                                            Per minute tariff (nominal rubles)
--------------------------------------------------------------------------------------------------------------------------------
                                                  For Far East                                   For Siberia
--------------------------------------------------------------------------------------------------------------------------------
                                       Peak         Off-Peak       Reduced           Peak          Off-Peak         Reduced
--------------------------------------------------------------------------------------------------------------------------------
                                  8 a.m. though      8 p.m.        24 hours     8 a.m. through  8 p.m. through     24 hours
                                  8 p.m., local     through                     8 p.m., local    8 a.m., local
                                       time      8.a.m., local                       time            time
                                      time
--------------------------------------------------------------------------------------------------------------------------------
CIS countries:
--------------------------------------------------------------------------------------------------------------------------------
Belarus, Ukraine                      18.00          12.00           9.00           15.00            10.00           7.50
--------------------------------------------------------------------------------------------------------------------------------
Moldova                               18.00          12.00           9.00           18.00            12.00           9.00
--------------------------------------------------------------------------------------------------------------------------------
Azerbaijan, Armenia, Georgia          16.00          16.00          16.00           16.00            16.00           16.00
--------------------------------------------------------------------------------------------------------------------------------
Kazakhstan, Kyrgyzstan,               15.00          10.00           7.50           12.00            8.00            6.00
Tajikistan, Turkmenistan,
Uzbekistan
--------------------------------------------------------------------------------------------------------------------------------
Baltic states:
--------------------------------------------------------------------------------------------------------------------------------
Latvia, Lithuania, Estonia            25.50          17.00          12.75           19.50            13.00            9.75
--------------------------------------------------------------------------------------------------------------------------------
Foreign countries:
--------------------------------------------------------------------------------------------------------------------------------
Europe            (tariff 1)          25.50          17.00          12.75           19.50            13.00            9.75
--------------------------------------------------------------------------------------------------------------------------------
                  (tariff 2)*         29.40          19.60          14.70           21.90            14.60           10.95
--------------------------------------------------------------------------------------------------------------------------------
Asia and Middle   (tariff 1)          19.95          13.30           9.98           29.40            19.60           14.70
East
--------------------------------------------------------------------------------------------------------------------------------
                  (tariff 2)**        30.90          20.60          15.45           44.85            29.90           22.43
--------------------------------------------------------------------------------------------------------------------------------
Vietnam                               30.90          20.60          15.45           44.85            29.90           22.43
--------------------------------------------------------------------------------------------------------------------------------
Turkey                                25.50          17.00          12.75           19.50            13.00            9.75
--------------------------------------------------------------------------------------------------------------------------------
Americas          (tariff 1)          18.00          12.00           9.00           24.00            16.00           12.00
--------------------------------------------------------------------------------------------------------------------------------
                  (tariff 2)***       18.00          12.00           9.00           38.85            25.90           19.43
--------------------------------------------------------------------------------------------------------------------------------
Australia, Oceania                    35.40          23.60          17.70           35.40            23.60           17.70
--------------------------------------------------------------------------------------------------------------------------------
Africa                                42.30          28.20          21.15           42.30            28.20           21.15
--------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
             Region                                           Per minute tariff (nominal rubles)
------------------------------------------------------------------------------------------------------------------------------
                                     For cities bordering on Kazakhstan                        For Belgorod
------------------------------------------------------------------------------------------------------------------------------
                                      Peak       Off-Peak       Reduced           Peak           Off-Peak         Reduced
------------------------------------------------------------------------------------------------------------------------------
                                     8 a.m.       8 p.m.        24 hours     8 a.m. through   8 p.m. through     24 hours
                                   through 8     through 8                   8 p.m., local    8 a.m., local
                                  p.m., local   a.m., local                       time             time
                                      time         time
------------------------------------------------------------------------------------------------------------------------------
CIS countries:
------------------------------------------------------------------------------------------------------------------------------
Ukraine                              15.00         10.00          7.50             9.00             6.00            4.50
------------------------------------------------------------------------------------------------------------------------------
Belarus                              15.00         10.00          7.50            10.50             7.00            5.25
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
             Region                                           Per minute tariff (nominal rubles)
------------------------------------------------------------------------------------------------------------------------------
                                     For cities bordering on Kazakhstan                        For Belgorod
------------------------------------------------------------------------------------------------------------------------------
                                      Peak       Off-Peak       Reduced           Peak           Off-Peak         Reduced
------------------------------------------------------------------------------------------------------------------------------
                                     8 a.m.       8 p.m.        24 hours     8 a.m. through   8 p.m. through     24 hours
                                   through 8     through 8                   8 p.m., local    8 a.m., local
                                  p.m., local   a.m., local                       time             time
                                      time         time
------------------------------------------------------------------------------------------------------------------------------
Moldova                              18.00         12.00          9.00            12.00             8.00            6.00
------------------------------------------------------------------------------------------------------------------------------
Azerbaijan, Armenia, Georgia         16.00         16.00         16.00            16.00            16.00           16.00
------------------------------------------------------------------------------------------------------------------------------
Kazakhstan                            9.75         6.50           4.88            12.00             8.00            6.00
------------------------------------------------------------------------------------------------------------------------------
Kyrgyzstan, Tajikistan,              12.00         8.00           6.00            12.00             8.00            6.00
Turkmenistan, Uzbekistan
------------------------------------------------------------------------------------------------------------------------------
Baltic states:
------------------------------------------------------------------------------------------------------------------------------
Latvia, Lithuania, Estonia           19.50         13.00          9.75            19.50            13.00            9.75
------------------------------------------------------------------------------------------------------------------------------
Foreign countries:
------------------------------------------------------------------------------------------------------------------------------
Europe            (tariff 1)         19.50         13.00          9.75            19.50            13.00            9.75
------------------------------------------------------------------------------------------------------------------------------
                  (tariff 2)*        21.90         14.60         10.95            21.90            14.60           10.95
------------------------------------------------------------------------------------------------------------------------------
Asia and Middle   (tariff 1)         29.40         19.60         14.70            29.40            19.60           14.70
East
------------------------------------------------------------------------------------------------------------------------------
                  (tariff 2)**       44.85         29.90         22.43            44.85            29.90           22.43
------------------------------------------------------------------------------------------------------------------------------
Vietnam                              44.85         29.90         22.43            44.85            29.90           22.43
------------------------------------------------------------------------------------------------------------------------------
Turkey                               19.50         13.00          9.75            19.50            13.00           9.75
------------------------------------------------------------------------------------------------------------------------------
Americas          (tariff 1)         24.00         16.00         12.00            24.00            16.00           12.00
------------------------------------------------------------------------------------------------------------------------------
                  (tariff 2)***      38.85         25.90         19.43            38.85            25.90           19.43
------------------------------------------------------------------------------------------------------------------------------
Australia, Oceania                   35.40         23.60         17.70            35.40            23.60           17.70
------------------------------------------------------------------------------------------------------------------------------
Africa                               42.30         28.20         21.15            42.30            28.20           21.15
------------------------------------------------------------------------------------------------------------------------------
Tariffs marked (*), (**) and (***) apply to the following countries:
------------------------------------------------------------------------------------------------------------------------------
*    Bosnia and Herzegovina,  Hungary, Greenland, Ireland, Iceland, Liechtenstein,  Macedonia, Romania, Slovakia, Slovenia and
     Croatia
------------------------------------------------------------------------------------------------------------------------------
**   Bangladesh,  India, Indonesia (incl. Timor), Jordan, Iraq, Iran, Yemen, Cambodia, China, Kuwait, Laos, Lebanon, Maldives,
     Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines, Sri Lanka
------------------------------------------------------------------------------------------------------------------------------
***  all countries of North and South America except the United States and Canada
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
     Region                                           Per minute tariff (nominal rubles)
------------------------------------------------------------------------------------------------------------------------------
                             For Moscow                For Irkutsk Region, Chita Region     For Khabarovsk Area, Primorski
                                                          and Republic of Buriatiya       Area, Amur Region, Sakhalin Region
                                                                                            and Jewish Autonomous District
------------------------------------------------------------------------------------------------------------------------------
                    Peak     Off-Peak     Reduced       Peak      Off-Peak     Reduced       Peak      Off-peak     Reduced
------------------------------------------------------------------------------------------------------------------------------
                 8 a.m.      8 p.m.       24 hours    8 a.m.     8 p.m.       24 hours    8 a.m.      8 p.m.       24 hours
                 through     through                  through
                 8 p.m.,     8 a.m.,                  8 p.m.,    through 8                through 8   through 8
                  local       local                    local      a.m.,                    p.m.,       a.m.,
                  time        time                     time      local time               local time  local time
------------------------------------------------------------------------------------------------------------------------------
     China         30.00       20.00       15.00        16.50      11.00        8.25        14.25        9.50        7.13
------------------------------------------------------------------------------------------------------------------------------

     Domestic Long-Distance Traffic

     In 2002, Rostelecom carried over 87% of the DLD traffic in the Russian Federation.

     In 2002, Rostelecom's volume of DLD traffic amounted to 7,136 million minutes (including 1,211 million minutes from end-users and 5,925 million minutes from operators). Domestic long-distance traffic growth in 2002 equalled 15.5% and was primarily due to the further upgrade of the Rostelecom network, expansion of local access networks by the IRCs and the overall increase of per capita income in Russia. For additional information see table below.

     2002 DLD revenue grew by 8% to RUR 9,408 million, or 34% of Rostelecom's revenue, compared to RUR 8,713 million, or 28.8% of Rostelecom's revenue, in 2001 and to RUR 8,713 million, or 25.6% of Rostelecom's revenue, in 2000.

     The table below sets forth data on domestic long-distance traffic.

           Domestic Long-Distance Communications (in million minutes)
                            for the last three years

---------------------------------------------------------------------------------------------------------------------
                                                                 2000                2001                2002
---------------------------------------------------------------------------------------------------------------------
Volume of domestic long-distance traffic                         4,960             6,178.9             7,136.2
---------------------------------------------------------------------------------------------------------------------
Growth of volume of domestic long-distance traffic               26.7%              24.6%               15.5%
---------------------------------------------------------------------------------------------------------------------

     Tariffs

     In all regions of Russia except for Moscow and Moscow region, Rostelecom is paid by IRCs and alternative operators for the throughput of outgoing DLD traffic at a specified settlement rate.

     In Moscow, Rostelecom owns international and long-distance switches and renders customer services through OJSC Moscow City Telephone Network ("MGTS"). Rostelecom has an agreement with MGTS under which Rostelecom pays to MGTS approximately 10% of the revenues collected from end-users in Moscow on a monthly basis for Rostelecom's right to use MGTS' local access network while providing DLD and ILD services to its subscribers.

     The tariff that Rostelecom charged for the throughput of domestic long-distance traffic from IRCs (the "Linear Settlement Rate") was based on a fixed ruble amount for each 50 kilometers of distance. Rostelecom's Linear Settlement Rate was set in 1993 in compliance with directives of the Ministry of Communications. Prior to 1996, it was regularly indexed according to inflation. However, the rate remained unchanged during the period between July 1996 and July 2001, despite its reduction in real terms due to the continuing inflation in Russia.

     Prior  to  January  1,  1997,  local  telephone   operators  ("LTOs")  paid
Rostelecom for outgoing traffic at the Linear Settlement Rate and for termination of such traffic by another LTO at the set rate (the "Termination Settlement Rate"), while Rostelecom paid the terminating LTO for each minute of incoming traffic. Both the Linear and Termination Settlement Rates were regulated and could only be changed through a procedure established by governmental bodies of regulation.

     On January 1, 1997, a special settlement rate (the "Integral Settlement Rate" or "ISR") was introduced that took into account the linear charge for the throughput of traffic based on a 1 minute per 50 kilometers basis and also the termination charge based on the balance between incoming and outgoing traffic of each LTO. Since then, Rostelecom has stopped charging the initiating LTO and paying the terminating LTO for termination of each domestic long-distance call.

     Since January 1, 1999, domestic long-distance tariffs for all categories of customers, as well as settlement rates used by Rostelecom and LTOs for their settlement for domestic long-distance traffic transit and termination, have been regulated by the Ministry for Anti-Monopoly Policy.

     With a view to reducing cross-subsidies in the communications sector, Russia's Ministry for Anti-Monopoly Policy in June 2001 decided to raise the linear component of the Integral Settlement Rate by 25%, effective July 1, 2001, and in October 2001 to raise it by another 25%, effective January 2002, which were the preliminary steps before the ISR will be completely phased out.

     There were two changes in DLD tariffs for end-users in 2002. The first one was a 20% increase in long-distance tariffs for government-funded organizations effective January 10, 2002. Additionally, in December 2002 the Ministry for Anti-Monopoly Policy decided to increase the DLD tariffs for government-funded organizations during peak hours (8 a.m. - 8 p.m. on working days) by another 20% on average, effective January 1, 2003.

     In April 2002, DLD traffic throughput tariffs were decreased for alternative operators by 30-40%. A new procedure for the calculation of the minimum settlement rate for guaranteed volumes of traffic was also introduced for those alternative operators.

The table below illustrates the minute-based tariffs charged by Rostelecom from 2000 to 2003 to government-funded organizations and other customers for domestic long-distance calls between Moscow and other territories divided into various zones. Rostelecom tariffs are set and charged in rubles.

                Domestic long-distance tariffs in nominal rubles

                                  January 2000

--------------------------------------------------------------------------------------------------------------------------
Zone                       Government-funded            Individuals                            Organizations
                           organizations
--------------------------------------------------------------------------------------------------------------------------
                                              Peak       Off-Peak     On Weekends     Peak       Off-Peak     On Weekends
--------------------------------------------------------------------------------------------------------------------------
         Zone 1                 0.75          2.01         0.67          0.44         2.43         0.81          0.81
--------------------------------------------------------------------------------------------------------------------------
         Zone 2                 1.50          4.17         1.39          0.90         4.98         1.66          1.66
--------------------------------------------------------------------------------------------------------------------------
         Zone 3                 1.90          5.46         1.82          1.18         6.42         2.14          2.14
--------------------------------------------------------------------------------------------------------------------------
         Zone 4                 2.30          6.09         2.03          1.32         7.59         2.53          2.53
--------------------------------------------------------------------------------------------------------------------------
         Zone 5                 3.10          7.17         2.39          1.55         8.76         2.92          2.92
--------------------------------------------------------------------------------------------------------------------------
         Zone 6                 3.90          8.34         2.78          1.81         10.77        3.59          3.59
--------------------------------------------------------------------------------------------------------------------------

                                  January 2001

--------------------------------------------------------------------------------------------------------------------------
Zone                       Government-funded            Individuals                            Organizations
                           organizations
--------------------------------------------------------------------------------------------------------------------------
                                              Peak       Off-Peak     On Weekends     Peak       Off-Peak     On Weekends
--------------------------------------------------------------------------------------------------------------------------
         Zone 1                 0.90          2.01         0.67          0.44         2.43         0.81          0.81
--------------------------------------------------------------------------------------------------------------------------
         Zone 2                 1.80          4.17         1.39          0.90         4.98         1.66          1.66
--------------------------------------------------------------------------------------------------------------------------
         Zone 3                 2.30          5.46         1.82          1.18         6.42         2.14          2.14
--------------------------------------------------------------------------------------------------------------------------
         Zone 4                 2.80          6.09         2.03          1.32         7.59         2.53          2.53
--------------------------------------------------------------------------------------------------------------------------
         Zone 5                 3.70          7.17         2.39          1.55         8.76         2.92          2.92
--------------------------------------------------------------------------------------------------------------------------
         Zone 6                 4.70          8.34         2.78          1.81         10.77        3.59          3.59
--------------------------------------------------------------------------------------------------------------------------

                                  January 2002

--------------------------------------------------------------------------------------------------------------------------
Zone                       Government-funded            Individuals                            Organizations
                           organizations
--------------------------------------------------------------------------------------------------------------------------
                             Peak    Off-Peak   On Weekends                          Peak     Off-Peak  On Weekends
--------------------------------------------------------------------------------------------------------------------------
         Zone 1              1.32       0.81        0.81       2.43      0.81        0.81        2.43     0.81        0.81
--------------------------------------------------------------------------------------------------------------------------
         Zone 2              2.64       1.66        1.66       4.98      1.66        1.66        4.98     1.66        1.66
--------------------------------------------------------------------------------------------------------------------------
         Zone 3              3.36       2.14        2.14       6.42      2.14        2.14        6.42     2.14        2.14
--------------------------------------------------------------------------------------------------------------------------
         Zone 4              4.08       2.53        2.53       7.59      2.53        2.53        7.59     2.53        2.53
--------------------------------------------------------------------------------------------------------------------------
         Zone 5              5.34       2.92        2.92       8.76      2.92        2.92        8.76     2.92        2.92
--------------------------------------------------------------------------------------------------------------------------
         Zone 6              6.78       3.59        3.59       10.77     3.59        3.59        10.77    3.59        3.59
--------------------------------------------------------------------------------------------------------------------------

                                  January 2003

--------------------------------------------------------------------------------------------------------------------------
Zone                       Government-funded            Individuals                            Organizations
                           organizations
--------------------------------------------------------------------------------------------------------------------------
                             Peak    Off-Peak   On Weekends                          Peak     Off-Peak  On Weekends
--------------------------------------------------------------------------------------------------------------------------
         Zone 1              1.60       0.81        0.81       2.43      0.81        0.81        2.43     0.81        0.81
--------------------------------------------------------------------------------------------------------------------------
         Zone 2              3.20       1.66        1.66       4.98      1.66        1.66        4.98     1.66        1.66
--------------------------------------------------------------------------------------------------------------------------
         Zone 3              4.05       2.14        2.14       6.42      2.14        2.14        6.42     2.14        2.14
--------------------------------------------------------------------------------------------------------------------------
         Zone 4              4.90       2.53        2.53       7.59      2.53        2.53        7.59     2.53        2.53
--------------------------------------------------------------------------------------------------------------------------
         Zone 5              6.40       2.92        2.92       8.76      2.92        2.92        8.76     2.92        2.92
--------------------------------------------------------------------------------------------------------------------------
         Zone 6              8.15       3.59        3.59       10.77     3.59        3.59        10.77    3.59        3.59
--------------------------------------------------------------------------------------------------------------------------

     Additional and New Services

     While domestic long-distance and international telephone services remained the largest source of the Company's revenues in 2002, Rostelecom continued to expand the range of services provided to both end-users and operators.

     Additional Services

     Integrated Service Digital Network ("ISDN") Service: ISDN allows end-users to transfer voice and data traffic through the same line using one interface. In 2002, Rostelecom connected the following four Russian regions to ISDN: North Ossetia (Vladikavkaz), Amur Region (Blagoveshchensk), Murmansk Region (Murmansk) and the Republic of Karelia (Petrozavodsk). As a result, ISDN is accessible from 57 Russian regions.

     In 2002, international ISDN services were launched with China Telecom. Currently, international ISDN services are available in 31 countries to 35 international operators.

Flexible Access Multiplexer Network Development: Due to the creation of a modern, flexible multiplexers network in 2002, Rostelecom is today in a position to offer its customers digital channels with the throughput capacity they require. At the end of 2002, digital channels were made available for customers in 110 Russian cities, including Moscow, Yaroslavl, Tver, Kostroma, Kaliningrad, Kazan, Izhevsk, Sochi, Stavropol, Volgograd, Saratov, Samara, Ulyanovsk, Togliatti, Ulan-Ude, Chita and Yoshkar-Ola.

     As it becomes commercially viable, Rostelecom will expand its flexible multiplexers network, linking it to new cities and towns throughout Russia.

Intelligent Network Services: Rostelecom continues to actively promote its "Free Phone" (800) services. 2002 revenues from this service increased by approximately ten times from RUR 3 million to RUR 28 million, with traffic surging by almost 50 times compared to 2001. Due to the scope of its network, Rostelecom is the only company in the Russian Federation that is in a position to support this service on a federal scale. In addition, in 2002 Rostelecom set up an "International Free Service" (IFS) from Turkey for several Russian customers. In 2003, the Company plans to increase the number of countries from which this service will be available. The Company also provides "For-Pay" (809) information services, leveraging its intelligent network technology.

International Roaming: Rostelecom routes international roaming signal messages to 135 countries (316 international mobile communications operators). Russia's 3 largest mobile operators such as Vympelcom, Mobile TeleSystems and Megaphone use the services of the Company's international signal network.

     New Services

     In 2002, in order to meet the demand and improve the quality of the services provided under telephone cards services, the following new services were introduced:

     o "Payment of Rostelecom Bills with Service Telephone Card ("STC Card")" service allows subscribers to use pre-paid STC Cards as means of paying Rostelecom bills for DLD and ILD services;

     o "Replenishment of Service Telephone Card" service allows the user to re-charge his/her STC Card instead of buying a new one; and

     o Rostelecom-The Moscow Long-Distance and International Telephone ("MMT") service for the 24-hour provision of 19 reference and inquiries services payable with STC Cards, (i.e., bills for the calls at premium rate could be settled with the STC Card).

The following chart lists all the services provided by Rostelecom to the end users and operators:

----------------------------------------------------------------------------------------------------------------------------
    Principal types (groups) of services              Customer category                       Scope of service
----------------------------------------------------------------------------------------------------------------------------
International telecommunications services
----------------------------------------------------------------------------------------------------------------------------
Automated international telephone             Russian corporate and private       Access from Moscow to any country except
communications                                customers                           Afghanistan
----------------------------------------------------------------------------------------------------------------------------
Operator-assisted international telephone     Russian corporate and private       Access from Moscow to any country except
communications                                customers                           Afghanistan
----------------------------------------------------------------------------------------------------------------------------
Russia Direct ("RD")                          Russian customers traveling         Access from 42 countries (49 operators)
                                              abroad                              to Moscow only
----------------------------------------------------------------------------------------------------------------------------
Home Country Direct Service ("HCD")           Foreign operators (for their        Access from 54 Russian regions to 43
                                              customers traveling to Russia)      countries (50 operators)
----------------------------------------------------------------------------------------------------------------------------
Collect Call (paid by foreign caller)         Russian corporate and private
                                              United States customers.
----------------------------------------------------------------------------------------------------------------------------
International FreePhone Service ("IFS")       Foreign operators for their         Access from 54 Russian regions to 16
                                              subscribers                         countries (17 operators)
----------------------------------------------------------------------------------------------------------------------------
International FreePhone Service ("IFS") for   Russian corporate and private       Access from Turkey to Moscow
Russian customers                             customers and Russian operators
----------------------------------------------------------------------------------------------------------------------------
International integrated service digital      Russian corporate and private       Access to and from 57 Russian regions
network ("ISDN")                              customers; Russian operators.       to/from 31 countries (35 operators)
----------------------------------------------------------------------------------------------------------------------------
Leasing of international channels and         Russian corporate customers;        Direct digital flows for leases arranged
circuits                                      Russian and foreign operators.      to 29 countries (34 operators).
                                                                                  For other countries, leased channels are
                                                                                  arranged by transit through third
                                                                                  countries
----------------------------------------------------------------------------------------------------------------------------
Other operators' international telephone      Russian operators of the public     Available from any location in Russia to
traffic throughput services                   telephone network and associated    any country
                                              networks
----------------------------------------------------------------------------------------------------------------------------
International roaming services for mobile     Russian operators of mobile         Available to five Russian mobile network
network subscribers                           networks; foreign operators         operators for 135 countries (316 foreign
                                                                                  operators)
----------------------------------------------------------------------------------------------------------------------------
Direct unswitched transit of international    Foreign operators                   Can be arranged between points of access
flows/channels via Russia                                                         to Russia of all operating international
                                                                                  trunk networks
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
    Principal types (groups) of services              Customer category                       Scope of service
----------------------------------------------------------------------------------------------------------------------------
Switched transit of  international  traffic   Foreign operators                   Direct international exchange lines
via Russia                                                                        opened for 71 countries. Transit
                                                                                  services provided to 69 foreign
                                                                                  operators, including 12 CIS countries
----------------------------------------------------------------------------------------------------------------------------
Prepaid card international telephone          Russian private and corporate       Access:
communications                                customers, including those          - from Moscow to any country
                                              traveling abroad                    - from 43 countries (48 operators) to
                                                                                  any location in Russia
----------------------------------------------------------------------------------------------------------------------------
VISA Electron card international telephone    Russian private and corporate       Access:
communications                                customers, including those          - from Moscow to any country
                                              traveling abroad                    - from 21 countries (21 operators) to
                                                                                  any location in Russia
----------------------------------------------------------------------------------------------------------------------------
Domestic long-distance telecommunications services
----------------------------------------------------------------------------------------------------------------------------
Automated domestic long-distance telephone    Russian corporate and private       Access from Moscow to any location in
communications                                customers                           Russia
----------------------------------------------------------------------------------------------------------------------------
Operator-assisted domestic long-distance      Russian corporate and private       Access from Moscow to any location in
telephone communications                      customers; Russian operators of     Russia
                                              the public telephone network and
                                              associated networks
----------------------------------------------------------------------------------------------------------------------------
Other operators' domestic long-distance       Russian operators of the public     Throughout Russia
telephone traffic throughput services         telephone network and associated
                                              networks
----------------------------------------------------------------------------------------------------------------------------
Intellectual Communication Network ("ICN")    Russian corporate and private       Access to services from 68 Russian
national services                             customers                           regions
----------------------------------------------------------------------------------------------------------------------------
ISDN domestic long-distance services          Russian corporate and private
                                              Access to services from/to 59
                                              regions customers; Russian
                                              operators of and five associated
                                              networks of the public telephone
                                              network and alternative operators
                                              associated networks
----------------------------------------------------------------------------------------------------------------------------
Leasing of domestic long-distance channels    Russian corporate customers;        Throughout Russia
and circuits                                  special users; Russian
                                              communications operators;
                                              television and radio companies
----------------------------------------------------------------------------------------------------------------------------
Group domestic long-distance telephone        Government ministries and agencies  Throughout Russia
communications ("GDLDTC") services
----------------------------------------------------------------------------------------------------------------------------
Data transmission via MMTEL network           Corporate and private customers     Moscow
----------------------------------------------------------------------------------------------------------------------------
Open multimedia communications network        Government authorities; Russian     Services provided to a limited range of
services                                      corporate and private customers     users and nine public access sites in 71
                                                                                  Russian regions
----------------------------------------------------------------------------------------------------------------------------
Prepaid card domestic long-distance           Russian corporate and private       Access from Moscow to any location in
telephone communications                      customers                           Russia
----------------------------------------------------------------------------------------------------------------------------
Radio and television broadcasting services
----------------------------------------------------------------------------------------------------------------------------
Broadcasting                                  Television and radio companies      Moscow
----------------------------------------------------------------------------------------------------------------------------
References and inquiries
----------------------------------------------------------------------------------------------------------------------------
Reference and inquiry desks of                Russian corporate and private       Throughout Russia
international entities (8, dial tone, 190)    customers; foreign operators
----------------------------------------------------------------------------------------------------------------------------
MMT references and inquiries (07)             Russian corporate and private       Moscow
                                              customers; Russian operators
----------------------------------------------------------------------------------------------------------------------------
MMT references and inquiries (245 0015)       Russian corporate and private       Moscow
                                              customers; Russian operators
----------------------------------------------------------------------------------------------------------------------------
Additional services
----------------------------------------------------------------------------------------------------------------------------
MMT additional services such as rent of its   Corporate and private customers     MMT buildings
premises for telecommunications equipment
allocation
----------------------------------------------------------------------------------------------------------------------------

     Rostelecom plans to offer the following services in 2003:

------------------------------------------------------------------------------------------
Principal types (groups) of services             Customer category
------------------------------------------------------------------------------------------
IP-telephony services                            Internet provider companies
------------------------------------------------------------------------------------------
Expanded intellectual network services           Russian operators and corporate customers
------------------------------------------------------------------------------------------

     In 2002, the Group's revenues from the provision of other services excluding the transit of domestic long-distance and international traffic amounted to RUR 5,146 million, or 18% of Rostelecom's revenue for the reporting period. In 2001, these services amounted to RUR 4,389 million or 14% of Rostelecom's revenue and in 2000, to RUR 5,108 million or 15% of Rostelecom's revenue.

     Business Strategy

     Rostelecom's top priority is to prepare for the forthcoming liberalization of the Russian telecommunications market. The Company is undertaking substantial measures to reposition Rostelecom as a commercially successful and competitive operator. One of the key conditions for the Company's success under these new market conditions is the elimination of cross-subsidies, whereby unprofitable local communications networks are subsidized by revenue from DLD and ILD telecommunications services. Hence, during 2003 the Company's main objectives are:

     o Optimizing the system of settlements between operators for domestic and international long-distance traffic aimed at creating a balanced market model;

     o Fostering new business processes and a culture of customer service in order to achieve high quality service standards.

     Regional Market

     One of the main priorities of Rostelecom in 2003 will be the reform of the DLD settlement system through the phasing out of the Integral Settlement Rate ("ISR"). ISR was introduced in 1997 for settlements between Rostelecom and regional operators for domestic long-distance traffic throughput and termination. ISR is calculated using two basic components which are a linear charge and a termination charge. The linear charge is the rate that Rostelecom receives for each minute of DLD traffic sent through its network by an IRC and is calculated as a certain amount of rubles per minute per 50 kilometers. Termination charge is the rate that is calculated based on the balance of incoming and outgoing traffic between each two regions during a one-year period. ISR lacks transparency and leads to distortions in settlements between
Rostelecom and IRCs. This opens opportunities for alternative operators to bypass Rostelecom's network, thus resulting in lower revenues.

     The reform of the settlement system lies within the framework of the Russian Government's initiatives to improve transparency and ensure precision of settlements between operators and implies the phasing out of ISR and resuming use of the Linear Settlement Rate and Termination Settlement Rate as a tariff-setting mechanism. This move will significantly improve the transparency of settlements, ensure ability to account for trends of traffic growth and incoming vs. outgoing traffic changes between the regions. For more information on the Linear Settlement Rate and Termination Settlement Rate please refer to discussion above within Item 4.B. "Business Overview".

     After phasing out of ISR, Rostelecom plans to take several additional steps to optimize the settlement system between operators, including:

     o optimizing the level of the Linear Settlement Rate charged for traffic transit by Rostelecom;

     o bringing the Termination Settlement Rate charged by regional operators in line with the local access tariffs;

     o    changing  the  settlement  system  for   international   long-distance
          traffic; and

     o    optimizing  end  user  tariffs  for  international  telecommunications
          services   (introducing  flexible  tariff  schemes  and  an  incentive system).

Moscow Market

     Moscow and the Moscow region is the only region in Russia where Rostelecom has a relationship with end-users, providing domestic and international long-distance services and billing subscribers directly. The Moscow telecommunications market is fiercely competitive, particularly in the corporate customer segment.

     Rostelecom's Moscow market share has persistently declined, particularly in this corporate customer segment, resulting in deteriorating revenues from subscribers.

     In February 2003, the Company completed assembling a new management team for its Moscow business unit, MMT. The professional skills and commercial experience of the new team will facilitate changes in MMT needed to strengthen Rostelecom's position in the Moscow market.

     The new team's main objective for 2003 is to stabilize the Company's present position in the Moscow long-distance services market and reverse the persistent decline in revenue.

     In order to achieve this objective it will be necessary to address weaknesses with the following measures:

1. Reorganize the technological and business processes within MMT in order to raise the quality of client services through:

     - A customer-focused organizational structure with a dedicated center responsible for sales and client servicing; and

     - Introduction of a new information and billing system to optimize the settlement process with subscribers, facilitate the introduction of a flexible tariff policy for different customer groups, and gather data to monitor and improve service quality.

2. Prevent the loss of international and domestic long-distance traffic to alternative operators by:

     - Pursuing a flexible tariff policy for international long-distance services;

     - Lobbying for new methods of state regulation of tariffs for domestic long-distance services that will account for the current market conditions; and

     -    Introducing a relationship management approach to key customers.

3. Offset the impact of lost long-distance traffic by developing high-tech telecommunications services such as:

     -    Intelligent network services ("FreePhone", "televoting", etc.); and

     -    Universal service telephone card:

          o complete creation of a unified technical platform for telephone service cards (integration of telephony with Internet access),

          o introduction of additional information services using the card platform, and

          o    lobbying for de-regulation of telephone card services.

International Operators Market

In 2002, Rostelecom reviewed its international operators strategy and stepped up cooperation with the largest providers. This approach successfully reversed the downward trend in incoming international traffic. In 2002, the Company's incoming international traffic rose by 12% over 2001.

Rostelecom's main objectives for 2003 in the international market segment are as follows:

     o Further optimization of settlement rates, closing down unprofitable routes, terminating satellite channels and redirecting traffic to terrestrial cable systems, as well as more efficient traffic routing; and

     o    Securing  and  expanding  access  to  international  traffic  exchange
          points,   including  London  and  Stockholm,  in  order  to  establish agreements with large international alternative operators.

     Until mid-2002 Rostelecom worked exclusively with international operators that operated on a national scale. At the same time, the liberalization in most European countries and in the USA has led to the emergence of large alternative operators with significant subscriber bases and traffic volumes, including calls to Russia. One of Rostelecom's main objectives is to develop business with these operators in the international market. To achieve this, the Company is establishing a presence in the main European traffic exchange points. Cooperation with alternative operators will enable Rostelecom to acquire additional traffic volume that at present bypass its network, and also to reduce the cost of outgoing international traffic.

     Restructuring of the Svyazinvest Holding Company

     Rostelecom is a subsidiary of Svyazinvest, a holding company that owns a controlling interest in IRCs, and owns 50.67% of voting shares of Rostelecom. As part of its pre-privatization strategy in 2002, Svyazinvest completed a large-scale program to restructure its subsidiaries.

     During the first stage of the restructuring from 1999 to 2000, Svyazinvest's subsidiaries providing services within the same territory or region were consolidated. The integration involved one research institute and 11 local telephone operators ("LTOs") located in four Federal Districts of the Russian Federation (St. Petersburg, Novosibirsk Region, Sverdlovsk Region and Rostov Region).

     During the second stage of the restructuring from 2001 to 2002, the consolidation process involved consolidation of 72 LTOs into seven IRCs providing the entire range of basic telecommunications services in seven Federal Districts of the Russian Federation.

--------------------------------------------------------------------------------------------------------------------------
            Region                  Number of merged (or              Base company             Share conversion/ merger
                                  consolidated) companies                                      (or consolidation) date
--------------------------------------------------------------------------------------------------------------------------
North-West                                   9                OJSC North-West Telecom        October 31, 2002
--------------------------------------------------------------------------------------------------------------------------
Center                                       17               OJSC CenterTelecom             November 30, 2002
--------------------------------------------------------------------------------------------------------------------------
Volga                                        11               OJSC VolgaTelecom              November 30, 2002
--------------------------------------------------------------------------------------------------------------------------
Northern Caucasus                            10               OJSC STC                       October 31, 2002
--------------------------------------------------------------------------------------------------------------------------
Ural                                         7                OJSC Uralsvyazinform           September 30, 2002
--------------------------------------------------------------------------------------------------------------------------
Siberia                                      11               OJSC SibirTelecom              November 30, 2002
--------------------------------------------------------------------------------------------------------------------------
Far East                                     7                OJSC Dalsvyaz                  October 1, 2002
--------------------------------------------------------------------------------------------------------------------------

     The main objective of the consolidation is to increase the value of the consolidated companies' share capital by having the consolidated companies obtain additional advantages in a number of areas, including financial and operating results, competitiveness, investment attractiveness, R&D and development prospects. Aside from enhancing the market value and the investment attractiveness of the IRCs, the consolidation of the telecommunications companies is to step up the development of the Russian telecommunications market's infrastructure and to improve the quality and expand the range of services provided by the traditional operators.

     The reorganization of LTOs is proceeding along two principal paths: (i) formal reorganization, which refers to the legal consolidation of the LTOs into seven IRCs, which process has been completed, and (ii) corporate restructuring, which involves the actual consolidation of the LTOs' operations and the creation of an integrated corporate environment, which process is still ongoing.

     The LTOs within one Federal District have been legally merged around the region's biggest and most investor-attractive LTO ("base company") through the conversion of the merging LTOs' shares into additionally issued shares of the base company. At present, all the statutory procedures related to the consolidation, including the approval of the transactions by the shareholders of the LTOs, creditors and anti-monopoly authorities, the exchange of shares between the base companies and the LTOs and election of new governing bodies in accordance with the new distribution of voting shares, have been completed.

     Rostelecom does not expect any significant consequences resulting from the Svyazinvest restructuring before the market is liberalized. IRCs will remain the largest customers of Rostelecom across Russia, as they continue to use their local access infrastructure to collect domestic and international long-distance traffic from end-users and then channel it through Rostelecom's network. Despite the creation of IRCs, Rostelecom is likely to continue to carry all the domestic long-distance traffic within enlarged regions as it is stipulated in the licenses of both IRCs and Rostelecom and is monitored by the regulating authorities and Svyazinvest.

     Competition

     The Company currently is the only telecommunications operator in the Russian Federation licensed to carry wholesale long-distance and international traffic and therefore holds a monopolistic position on this market. Rostelecom owns and operates the nationwide trunk telecommunications network. All operators of common use local networks, including IRCs, are obliged to use Rostelecom's trunk network for the throughput of domestic long-distance and international traffic that they collect from their local subscribers.

     However by the end of 2002, in addition to Rostelecom, several operators developed their own primary network resources:

     o In the Moscow to St. Petersburg direction, the major alternative operators CJSC Sonera Rus, CJSC Rascom and CJSC TransTelecom ("TransTelecom") developed their own fiber optic communications lines ("FOLs").

     o Throughout the rest of Russia, TransTelecom, which has a FOL-based network and satellite communications operators, Federal State Unitary Enterprise Space Communications and CJSC Zond-Holding, developed their own primary network resources.

     Unlike Rostelecom, these operators have no license to provide trunk long-distance services, which limits the uses of their networks. The main revenue source of these operators is the leased lines business.

     The leased line tariff policy of TransTelecom and other operators depends on the tariff policy of Rostelecom. This enables the Company to retain most of the market because the tariffs charged by all the operators, including Rostelecom, are approximately at the same level while Rostelecom network offers the broadest coverage.

     Compared to its biggest competitors, Rostelecom's network has the greatest territorial coverage. As it maintains its network at a high quality level and keeps the costs of its services comparatively low, the Company can expect to retain its market share under current competitive conditions. In addition, Rostelecom continues to technically upgrade its network, resulting in the improvement of the quality and, ultimately, an increase in the volume of the services provided.

     Rostelecom, however, does not have a monopolistic position in the end-user Moscow market, and faces intense competition from alternative operators there, especially in the corporate customer segment. It is also expected that part of the long-distance and international services will be replaced by the services of virtual private networks provided by alternative operators. Virtual networks can be used to transmit various types of data and voice traffic. In the future, such services therefore may compete against the long-distance communications and leased lines services provided by the Company.

     There are a number of alternative operators in the Russian telecommunications market existing as separate legal entities or consolidated in various holding companies. Alternative operators are either companies that have built their own primary networks in certain areas or lease infrastructure from traditional operators, including Rostelecom and IRCs. The overall results of 2002 show that alternative operators continue showing a steady growth of income and an increased presence in the Russian telecommunications market. However, the operation of alternative operators is confined to provision of services within a limited territory or to a narrow segment of customers. It is only within these territories or segments that such operators represent full-scale competition to the traditional operators and the Company. Alternative operators primarily compete with Rostelecom in the Moscow end-user and in the leased lines markets.

     The Company acknowledges and conducts research on the competitive environment in the communications market for purposes of monitoring the impact of competitors on Rostelecom's activities. In the course of building its development strategy, the Company takes into consideration the activities of other alternative operators and operators of overlay networks. Rostelecom focuses on the following alternative operators in particular:

     TransTelecom

     TransTelecom was incorporated in 1997 for the purpose of upgrading the information and technology segments in the infrastructure of the Ministry of Railways of the Russian Federation by means of constructing a high-bandwidth telecommunications networks in the railroad precinct, as well as exploiting the networks' profit-making capabilities. Currently, TransTelecom is licensed to lease communications channels and provide telematic services, data transmitting services (ATM, Frame Relay, IP, X.25) as well as local, and domestic long-distance communications services.

     Initially, TransTelecom planned to use part of its capacity to satisfy the need for telecommunications services by the Ministry of Railways and the remaining part of the capacity was to be used to provide telecommunications services to third parties on a commercial basis. However, TransTelecom does not currently possess a license to provide trunk communications services.

     Sistema Telecom

     Sistema Telecom was incorporated on July 1, 1998 as a subsidiary of OJSC Aktsionernaya Finansovaya Kompania Sistema ("AFK Sistema"). Sistema Telecom provides services in the telecommunications market segments, which include telephony, data transmission, the Internet, cellular communications, satellite communications and paging and trunking communications. The biggest alternative and mobile operators in terms of revenue and coverage, such as CJSC MTU-Intel, CJSC Comstar, CJSC MTU-Inform, CJSC Telmos ("Telmos") , CJSC Moscow Cellular Communications ("MCC"), and OJSC MTS are subsidiaries and affiliates of the Sistema Telecom group.

     CJSC Sonera Rus

     CJSC Sonera Rus ("Sonera Rus") is a subsidiary of Telia Sonera, the Swedish national operator (formerly Sonera Telecom, prior to the merger between Telia and Sonera in December 2002). Since 1993, Sonera Rus, with offices in Moscow and St. Petersburg, has been representing Telia Sonera in the Russian market.

     Sonera Rus has created its own network infrastructure comprising two FOLs: the Finnish-Russian Line ("FRL") and the Finnish-Russian Optical Gateway ("FROG"). Sonera Rus is licensed to lease channels in Moscow, St. Petersburg and the North-Western region of Russia. It provides data transmission and telematic services but does not hold a license to provide international communication services. Services provided by Sonera Rus are geared toward operators and Internet providers, as well as corporate customers seeking high-quality communications services.

     Golden Telecom, Inc.

     Golden Telecom, Inc. ("Golden Telecom") is an operator of integrated communications services and Internet access services in the major cities of Russia and the CIS. It was established in June 1999. In particular, the company provides local access services using its own overlay networks in Moscow, Kiev, St. Petersburg and Nizhny Novgorod. It also provides data transmission Internet access services, domestic long-distance telecommunications services and cellular communications services.

     Golden Telecom conducts its operations through its three main subsidiaries, TeleRoss, Sovintel and Golden Telecom-Ukraine, and it conducts its activities in Russia and the CIS through a network belonging to its controlled structures comprised of regional branches and joint ventures. Currently, Golden Telecom provides a full range of data and voice transmission services in 15 major Russian cities.

     Rostelecom currently owns 15% of the charter capital of Golden Telecom and has the right to appoint two directors of the board of directors of Golden Telecom.

     OJSC Comincom

     OJSC Comincom ("Comincom") has Telenor, a Norwegian telecommunications company, as a majority shareholder. Comincom was established in 1990. The basis for Comincom's communications network is an integrated transportation network mostly built on landline communications facilities that provides for joint transmission of any traffic, and a satellite communication network. Currently, Comincom services include the following: local, domestic long-distance and international telephone communications through an allocated network and through the public services network; data transmission, Internet access, ISDN services, videoconferencing and other services. The main Internet provider of Comincom in Moscow is Combellga, its subsidiary.

     Russian Federation

     The Russian Federation is the largest country in the world in terms of land area, with a land area of 6.6 million square miles. Spanning 11 time zones, it stretches across the continents of Europe and Asia and borders Poland, Belarus, Ukraine and the Baltic states to the west, Finland and Norway to the north and Georgia, Azerbaijan, Kazakhstan, Mongolia, the People's Republic of China and North Korea to the south.

     The Russian Federation is divided into seven federal districts, 89 constituent entities, including 21 republic, six areas, 10 autonomous districts, 49 regions, one autonomous region and two cities of federal importance (Moscow and St. Petersburg).

     The Russian Federation was the dominant member of the former Soviet Union. Following the disintegration of the Soviet Union in 1991, the Russian Federation emerged as one of the 15 newly independent former Soviet republics, and is now a member of the Commonwealth of Independent States.

     A new Russian Constitution was approved by referendum on December 12, 1993, creating a presidential republic with the President wielding extensive executive powers. Russia's legislature, the Federal Assembly, consists of a lower chamber, the State Duma, and an upper chamber, the Federation Council.

     The Economy

     Russia has exceptionally rich natural resources, such as oil, diamonds, gold, copper, rare metals, manganese, bauxite, uranium, silver, graphite and platinum, all of which are a source of hard currency because of worldwide demand. In particular, about 10% of the world's oil reserves are located in Russia. The Russian Federation is a major producer of most types of minerals and, in many cases, it is the world's leading producer and exporter.

     According to Federal Statistics Committee, industrial production in the late 1990s was only 45% of the levels achieved in 1990. Among those sectors hit the hardest by this severe decline were the military-industrial complex and light industry.

     One of the effects of the August 1998 financial crisis was the facilitation of progress, at least temporarily and only for some sectors, by stimulating local production and import substitution. Industrial output in 1999, and again in 2000, reflected this influence and other factors. Although the output at medium and large Russian enterprises for the most part steadily declined throughout the 1990s, while small companies and joint ventures were largely responsible for increased output, the Russian financial crisis somewhat altered this dynamic, with some of the medium- and large-sized enterprises ramping up production and increasing their market orientation towards stronger domestic competitiveness.

     Russia's economic growth in 2000 was the highest achieved in the last three decades, but many analysts are reluctant to proclaim that this growth - or other isolated macroeconomic indicators showing improvement in 2000 - indicate a real economic turnaround. Higher world prices for fuel and metals facilitated improvements, as did ongoing effects of the 1998 ruble devaluation, which rendered Russian products relatively less expensive compared to imports and contributed to increased domestic purchases and exports, as well as a decline in barter transactions.

     At the end of 2000, the economic growth slowed down. In 2001, the annual economic growth was 5.1%. In 2002, the macroeconomic indicators showed a slower growth of consumer prices as compared to 2001, declining increase in GDP and investments in fixed assets, and a rise in the population's actual cash income. In 2002, the annual economic growth was 4.3%. The positive effect of these developments was secured by the Russian Government's monetary and credit policy aimed at reducing inflation rates and smoothening out fluctuations in the ruble's exchange rate. The payment balance remained positive. The budget revenues exceeding expenditures ensured economic stability. The growing world economy and favorable external market conditions also contributed to the generally positive economic development.

     In 2000, 2001 and 2002, inflation in Russia was decreasing from the peak that followed Russia's 1998 financial crisis. The total annual rate of inflation was 20.2%, 18.8% and 15.1% in 2000, 2001 and 2002, respectively. The average of month-end ruble exchange rates to the U.S. dollar was 28.13:1, 29.15:1 and 31.39:1 in 2000, 2001 and 2002, respectively.

     In 2003, the Central Bank of the Russian Federation began reducing inflation levels by limiting the increase of money supply due to the inflow of exporters' currency proceeds, which led to a decrease of the US dollar value against the ruble. At the same time, the Central Bank of the Russian Federation is maintaing a policy of accumulating currency reserves, providing the Russian economy with extra flexibility.

     Securities Market

     The Russian securities market is governed principally by the Securities Market Law. The Securities Market Law regulates the activities of brokers, dealers, custodians and other "professional participants in the securities market" including stock exchanges, as well as the issuance and circulation of securities. The Securities Market Law also addresses various disclosure requirements (including those applicable to the Russian issuers) and the functions of the FCSM. In addition to this overarching piece of legislation, the President, the Russian Federation Ministry of Finance, the Russian Federation State Property Committee, the Central Bank and the FCSM have issued detailed regulations and decrees applicable to the securities market.

     Under the Securities Market Law, the issuers are required to register any issuance of shares and register with the FCSM a prospectus with respect to such shares (i) if the shares are being placed with an unlimited group of investors or, (ii) if the shares are being placed with a limited group of investors, the number of which exceeds five hundred.

     The FCSM has issued detailed procedures to be followed in connection with the registration and issue of shares of a joint stock company, thereby implementing the more general provisions of the Securities Market Law. These procedures require prior registration of the share issue (which may include registration of a prospectus) and, following the placement of the shares, require registration of a report on the results of the share issue approved by the board of directors as well as registration of amendments to the Charter of the company reflecting the capital increase.

     Shares are normally issued in non-documentary ("paperless") form and are always registered securities. Ownership of shares in Russian companies is generally established by registration in the company's shareholder register and is evidenced by extracts from the register. The extracts themselves are not securities, and thus, the share register provides the only conclusive evidence of share ownership (unless a custodian is recorded in the registrar as a nominee holder, in which case the ownership is evidenced by an extract from a custody account maintained by the custodian for the securities owner). The shareholder register includes data on each registered person (i.e., the owner, nominee holder, pledgee or trust manager), the number, categories and classes of shares recorded in the name of each such registered person, and certain other data.

     Russian law currently requires that the share register of Russian companies with more than fifty holders of ordinary shares, such as Rostelecom, must be kept by a specialized registrar. The FCSM regulations prohibit such specialized registrars from carrying out any activities other than maintenance of a share registrar, and require that the specialized registrar obtain a license from the FCSM.

     Russian law currently contemplates the use of custodians who also act as nominee holders of securities. Custodians are entitled to receive dividends and vote the shares on behalf of the beneficial owner upon receipt of instructions from a beneficial owner of shares. Pursuant to the Securities Market Law, shares held by custodians do not form part of their assets and are not subject to distribution upon the custodian's liquidation or bankruptcy.

     The Russian Government over the last few years has consistently moved in the direction of enhancing protection of investors, shareholders and depositors in the securities market and the banking system. On July 1, 1996, the President issued a decree approving the "Concept for the Development of the Securities Market in the Russian Federation" which focuses on the protection of shareholders. In addition, the new Criminal Code has criminalized securities fraud and conducting professional activities in the securities market without an appropriate license.

     To provide more stringent protection to investors and prevent the possibility of infringement of minority shareholders' rights, the Law "On the Protection of the Rights and Legitimate Interests of Investors in the Securities Market" (the "Investors Protection Law") became effective on March 11, 1999. The law establishes additional requirements with regard to the placement of securities to an unlimited number of investors, and introduces additional investor protection measures and the liability of issuers and other persons for violations of the investors' rights.

Furthermore, the Investors Protection Law places additional requirements on professional participants of services to investors in the securities market. Additionally, most of the provisions of this law were incorporated into the Code on Administrative Violations, which took effect on July 1, 2002, and were taken into account while amending the Securities Market Law.

     The long-awaited amendments to the Joint Stock Companies Law became effective on January 1, 2002, except for certain provisions related to the general shareholders meetings, which became effective on August 9, 2001.

     The landmark provisions of such amendments are mainly aimed at strengthening the rights of shareholders and correcting the inadequacies of the existing law related to the establishment, reorganization and liquidation of joint stock companies, charter capital increases, and placement of shares and other securities. Pursuant to such provisions, the existing shareholders of a joint stock company enjoy pre-emptive rights in both open and closed subscriptions for additional shares and certain other securities of such company. They also retain proportionate rights in any new companies formed as a result of a corporate restructuring. Furthermore, as a result of the permission of the issuance of fractional shares, minority shareholders will no longer face forced buy-outs in the event of shares consolidation.

     Pursuant to the Securities Market Law and FCSM regulation No. 03-17/ps of April 1, 2003, a FCSM permit is required for placement or arranging for a circulation by a Russian issuer of its securities abroad directly or by way of depositary receipt or similar program or instrument where rights to Russian securities are certified by foreign securities. The Securities Market Law details the conditions for issuance of such FCSM permits.

     Taxation and Duties

     Currently, the Russian tax system is undergoing fundamental reform. The reform is intended to provide a solid basis for investment and trade and to improve the stability, transparency and fairness of the Russian tax system. This is to be achieved by a simplification of the Russian tax system through consolidating the various tax legislations into a single body of tax law, significant cutting of the total number of taxes imposed, and reduction of the tax burden through reduction of tax rates.

     As part of the reform, Part I of Russia's new tax code (the "Tax Code") became effective on January 1, 1999. This part of the Tax Code establishes, among others, basic principles of imposing taxes, tax calculations and relations between tax authorities and taxpayers. In particular, among other principles,
Part I of the Tax Code provides that (i) all doubts, contradictions and ambiguities of legislative acts relevant to taxes and fees shall be interpreted in favor of taxpayers; (ii) any taxpayer is presumed innocent until proven otherwise in a court of law and the burden of proof is carried by the tax authorities; and (iii) the tax authorities maintain confidentiality of information.

     Certain chapters of Part II of the Tax Code, which became effective in 2001-2002, regulate major taxes such as Value Added Tax (VAT), income tax, personal income tax and unified social tax.

     Rostelecom is registered with the division of the Ministry of Taxation and Charges - Specialized State Tax Inspectorate No. 40, which was established to deal with the largest companies. Starting from January 1, 2000, Rostelecom has been keeping centralized records of general taxes and payments in its Headquarters office.

          The Telecommunications Industry in Russia

     Generally, the Russian communications market can be described as unsaturated and rapidly developing. According to the Ministry of Communications, in 2002 the volume of the Russian market of communications services totaled U.S.$ 8.97 billion - approximately 40% more than in 2001 (U.S.$ 6.45 billion). The subsectors that expanded more rapidly included mobile network services and data transmission services.

     In 2002, the telephone penetration of Russia's regions continued to increase. Automated telephone exchanges were built in urban areas with a total capacity of 2,052,000 numbers or 46% more than the total capacity of 1,405,000 numbers created in 2001. Rural automated telephone exchanges introduced in 2002 had a total capacity of 211,000 numbers or 19% more than the total capacity of 177,000 numbers created in 2001. As a result, the number of access lines per 100 inhabitants in Russia rose from 24.1 in 2001 to 25.6 in 2002.

     In 2002, 7,844 kilometers of cable communication lines were laid, which represents a 40% increase over 5,600 kilometers of cable communication lines laid in 2001.

     Therefore, the growth of the market volume generally conforms to the changes in these basic indicators. It follows that the Russian market remains unsaturated. In the near future, investments and capital expenditures in fixed assets in the industry will remain firmly interrelated with increases in market volume and sales.

Current Structure of the Russian Telecommunications Industry

     IRCs which are territorial associations of Russia's traditional local telephone operators, install and maintain local and zonal communications networks, access networks and subscriber lines, provide local switching and transmission services and interconnect subscribers with Rostelecom's domestic long-distance and international network.

     Most Automatic Trunk Exchanges ("AMTSs") belong to IRCs which switch traffic between their networks and the domestic long-distance trunk network operated by Rostelecom. IRCs bill end-users for the services rendered and pay Rostelecom for traffic transit based on the number of minutes passed through Rostelecom network.

     The international telephone switches through which interaction is effected with foreign networks are owned by Rostelecom. Pursuant to applicable law, all the commercial operators that transmit traffic abroad use Rostelecom's facilities and networks.

     In Moscow, the Company owns certain long-distance switches and international switches and provides services directly to end users through the local network of OJSC Moscow City Telephone Network ("MGTS"). Rostelecom receives payments for its long-distance and international services directly from subscribers but has an agreement with MGTS whereunder Rostelecom makes monthly payments to MGTS of approximately 10% of its Moscow proceeds for Rostelecom's right to pass its international and long-distance traffic through the local MGTS network.

     There are also a number of alternative operators consolidated in various holding companies in the Russian telecommunications market, as well as several major specialized operators. Recently, operators that provide long-distance and international voice packet transmission services also have been gaining market share. Generally, the operation of alternative operators is confined to the provision of services within a limited territory or to a narrow segment of customers. It is only within these territories or segments that such operators present full-scale competition to the traditional operators and the Company.

     At the same time, specialized operators with wide coverage areas are capable of developing and entering the telecommunications market with their primary networks. Such potential competitors include CJSC Transtelecom and RAO UES. Currently applicable law prevents this and, in the near future, the opportunities will be hampered by the low economic return since the still underdeveloped condition of the Russian telecommunications market and low demand for telecommunications services may eventually lead to an oversupply.

     Rostelecom collaborates with many international telecommunications operators. This cooperation enables the Company to transmit international calls originating in Russia and to terminate incoming international calls through the Company's network through the lines of IRCs and alternative operators.

     Russia's Accession to the WTO

     Russia's Government, represented by the Ministry of Economic Development and Trade, is currently negotiating with member countries of the World Trade Organization ("WTO") conditions for Russia acceding to the WTO, including the accession terms applicable to its telecommunications sector. The key objective is the liberalization of the telecommunications market in Russia and development of competition which would mean access to the market by new operators and equal conditions for all market participants, as well as limitation of anti-competition activities by major operators. This requirement directly affects the interests of Rostelecom which currently holds a monopoly on long-distance and international wholesale services (operator market).

     There are some factors attributable to Russia's fixed communications sector which inhibit its immediate liberalization. One such factor is the practice of cross-subsidies which occurs when sectors operating at a loss, such as local networks, are supported at the expense of international and long-distance operations. In addition, Rostelecom and IRCs are substantially burdened with supporting and developing unprofitable operations including the delivery of services to remote and sparsely populated areas. Furthermore, Rostelecom provides services to various government agencies at tariff rates below the market rates and below cost.

     Officials at the Ministry of Communications have repeatedly stated that the market liberalization would be possible only after the cross-subsidies mechanism is removed and equal conditions for all participants in the communications sector are in place. In connection with this, the Ministry of Communications and Ministry for Anti-Monopoly Policy are working to gradually increase local tariffs, which should reduce the cross-subsidies practice. Rostelecom not only provides industrial cross-subsidies but also "internal" subsidies. Currently there are also plans to organize a universal service fund to finance construction and maintenance of telecommunications networks in low-profit and unprofitable sectors. The universal service fund concept has been used in some developed countries and in Eastern Europe. This fund is to be formed through contributions from all operators in Russia, thereby allowing the distribution of the cost among them evenly.

     Due to the necessity of reforms in the communications sector prior to the market liberalization, the Ministry of Communications has emphasized that it will not contemplate a change in Rostelecom's status as a monopoly supplier of long-distance and international telecommunications services until 2010 at the earliest. In the interim, integrated measures will be taken in the communications industry which will make it possible to gradually and completely liberalize the Russian telecommunications market. These measures will include phasing out Rostelecom's analog lines, a gradual increase of the charges billed for services provided to government agencies until the level of such charges matches the costs, the elimination of cross-subsidies within the industry and determination of clear-cut terms for the interaction of operators under a new Federal Law "On Communications." Significantly, these measures should be taken with minimal social unrest.

     As to opening the Russian telecommunications market for operators from WTO member countries, the Ministry of Communications is actively cooperating with the Ministry of Economic Development and Trade in the continuing negotiations.

          Regulation of the Russian Telecommunications Industry

     In accordance with the Russian Constitution, the provision of telecommunications services in Russia is governed by federal legislation, which includes codes, federal laws, presidential and governmental decrees, government regulations and orders, procedures, letters and instructions issued by ministries and other federal executive authorities.

     Rostelecom's business operates in an uncertain regulatory environment. The principal legal acts regulating telecommunications in Russia are the Federal Law "On Communications" of February 16, 1995, as amended, (the "Communications Law") and the Federal Law "On Natural Monopolies" of August 17, 1995, as amended, (the "Natural Monopolies Law").

     The Communications Law establishes the legal basis for state supervision and development of the communications industry, including granting licenses to provide telecommunications services, allocation of radio frequencies, certification of equipment compatibility, development of comprehensive public networks and supervision of fair competition among the telecommunications providers. Under the Communications Law, the interconnected communications network (the "ICN") forms the basis for the Russian telecommunications industry. The ICN is a centrally managed complex of technologically linked telecommunications networks belonging to the IRCs, Rostelecom and governmental agencies in Russia. The Communications Law provides for equal rights of individuals and legal entities to participate in telecommunications operations and does not currently contain any special restrictions with regard to participation by foreign persons. All users and operators may, in compliance with the terms of the licenses issued to them, have access and the right to interconnect their networks with the ICN.

     The Natural Monopolies Law establishes the legal basis for federal regulation of natural monopolies such as telecommunications and provides for state control over tariff-setting and other activities of natural monopolies. Subject to the oversight of the Ministry for Anti-Monopoly Policy, the implementation of this law may have a significant impact on the ability of telecommunications providers to set tariffs. The Natural Monopolies Law also controls the types of transactions into which a regulated entity, such as a telecommunications provider, may enter. Regulated entities are subject to continuous reporting requirements, which include the submission of plans for capital investments. In addition, regulated entities may not refuse to enter into contracts with particular consumers if required by the regulatory authority.

     The current regulatory framework does not clearly establish the interaction between the Communications Law and the Natural Monopolies Law, which has resulted in a number of contradictory decrees and decisions. As the primary provider of long-distance telecommunications in Russia, Rostelecom has been, and will continue to be, subject to regulation under these laws. There can be no assurance that current or future government regulations will not have a material adverse effect on Rostelecom.

     Regulatory Authorities

     The authorities regulating the telecommunications industry are often empowered with overlapping and vaguely defined authority. The Ministry of Communications has power over the telecommunications industry generally. In addition, the Federal Agency of Governmental Communications and Information under the President of Russia ("FAPSI") and the Ministry for Anti-Monopoly Policy are charged with oversight of the industry.

     The Ministry of Communications, in conjunction with other regulatory agencies, particularly the State Commission for Electrical Communications, is responsible for proposing the allocation of resources of the federal budget and budgets of federal subjects in the telecommunications industry budget and has supervisory responsibility over the technical condition and development of all types of communications. The Ministry of Communications supervises all telecommunications operators in terms of licensing. The Russian Government, through the Ministry for Anti-Monopoly Policy, has control over tariffs, although the authority of the Ministry for Anti-Monopoly Policy only extends to operators providing general public-access telecommunications services. The Ministry for Anti-Monopoly Policy would automatically cease to have jurisdiction over telecommunications if the telecommunications industry was no longer deemed to be a natural monopoly.

     In accordance with the Law "On Federal Agencies of Governmental Communications and Information," of February 19, 1993, as amended, FAPSI is primarily responsible for the organization of governmental communications for the federal authorities of Russia, particularly the federal agencies with executive power.

     The State Radio Frequencies Service ("SRFS") and the Department for State Supervision of Communications in the Russian Federation are regulatory agencies supervised by the Ministry of Communications. The SRFS is primarily responsible for the development and implementation of a long-term policy for frequency allocation. The Department for State Supervision of Communications is responsible for technical supervision of networks and equipment throughout Russia, including supervision of compliance by network operators with applicable regulations and by licensees with the terms of their licenses.

     Russian Government Resolution No. 715 "On Improvement of the Mechanics of State Supervision of Communication Services Tariffs" of October 11, 2001 (the "Resolution No. 715") granted to the Ministry for Anti-Monopoly Policy the authority to regulate tariffs on certain telecommunications services, including
(i) the provision of access to local telephone networks, regardless of the type of line the customer is using (wire or radio); (ii) local and domestic long-distance connections to fixed-line customers; and (iii) distribution and broadcasting of public TV programs.

     Licensing to Provide Services

     The Communications Law requires that any provider of telecommunications services must obtain a license prior to commencing service, unless such services are essentially for internal uses (such as within an automobile, on a vessel, in an airplane, or in another means of transportation), are for internal production or technological purposes, or are used solely to service public administration, defense, security, and law enforcement authorities.

     The Communications Law expressly allows any entity, foreign or domestic, to own and operate communications facilities in Russia, although the law also allows the promulgation of legislation to establish a list of communications networks and facilities that can only be owned by the state. Such legislation has not been enacted, although no assurance can be given that it will not be enacted in the future. Further, no assurance can be given that no law or regulation will be enacted that would impose limitations or restrictions on activities of foreign entities in the communications market of the Russian Federation.

     Licenses to provide telecommunications services are issued by the Ministry of Communications in accordance with the Regulation on Licensing in the Field of Telecommunications in Russia, which was enacted by Decree No. 642 of the Russian Government on June 5, 1994 as amended (the "Licensing Regulation").

     Under the Licensing Regulation, telecommunications licenses are issued and renewed for periods ranging from three to ten years and several different licenses to provide varying communications services may be issued to one entity. Renewals may be obtained upon application to the Ministry of Communications and verification by appropriate governmental authorities that the licensee has conducted its activities in accordance with the licenses. Officials of the Ministry of Communications have fairly broad discretion with respect to both issuance and renewal procedures. Both the Communications Law and the Licensing Regulation provide that a license may not be transferred or assigned.

     In  accordance   with  the  Licensing   Regulation,   licenses  to  provide
telecommunications services may be suspended by the Ministry of Communications for a variety of reasons, including:

     o    failure   to   provide   services   within   three   months   of   the
          start-of-service date set forth in the license;

     o    provision of inaccurate information to consumers; or

     o    refusal  to  provide   documents   requested   by  the   Ministry   of
          Communications.

     Pursuant to the Licensing Regulation, licenses may be revoked by the Ministry of Communications for the following reasons:

     o failure to remedy the circumstances which resulted in suspension of the license within the specified time;

     o established practices of unfair competition by the licensee in performing the licensed services; or

     o    other grounds set forth by Russian law or international treaties.

     Fees for registering licenses are established as multiples of the Russian minimum monthly wage, which is currently RUR 100. Currently, fees for registering licenses range from 20 times the minimum monthly wage for local telephone services, to 40 times the minimum monthly wage for data transmission and/or telematic services and to 90 times the minimum monthly wage for domestic and international long-distance communication services.

     While these fees are nominal, telecommunications licenses traditionally also require financial contributions to the development of the public switched telecommunications network ("PSTN") of Russia. Certain licenses held by Rostelecom's jointly owned entities for cellular and mobile services require Rostelecom's jointly owned entities to make financial contributions towards the development of the PSTN in the regions covered by those licenses. Failure by Rostelecom's jointly owned entities to make any of these financial contributions in accordance with the terms of the applicable license could lead to revocation of such license.

     Licenses generally contain detailed conditions regarding the date by which service must begin, technical standards, the number of lines that must be in service and the percentage capacity, which must be operative by specified dates. Failure by Rostelecom to satisfy any such requirements could lead to the revocation of the license, which could have a material adverse effect on the business of Rostelecom. See Item 5.C. "Research and Development, Patents and Licenses."

     Radio Frequency Allocation

     Regulation of the use of radio frequencies and spectrum allocation are under the exclusive control of the MOC through the SRFS. A frequency allocation by the SRFS is necessary to receive a license to provide telecommunications services. Once a licensee receives a license for use of a radio frequency and a general frequency allocation from the SRFS, the licensee must develop its frequency allocation and site plan, which is subject to approval. The licensee must also pay SRFS certain fees.

     Equipment Certification

     Certain telecommunications equipment used in Russia is subject to periodic mandatory certification in order to confirm its compliance with established standards and technical requirements of the Ministry of Communications. Certificates of compliance are issued to the supplier by the Ministry of Communications. Moreover, all radio-electronic equipment (involving frequencies in excess of 9 KHz) manufactured or used in, or imported into, Russia requires special permission from SRFS. Special permissions are non-transferable. Failure to receive such certification could result in the mandatory cessation of the use of such equipment. To date, Rostelecom has not experienced significant problems as a result of the failure of any of its equipment suppliers to obtain necessary certification.

     Competition and Pricing

     The Ministry of Communications and the Ministry for Anti-Monopoly Policy are two principal executive authorities exerting the greatest influence on the Company's activities. In particular, the Ministry of Communications, as the principal governmental agency for the industry, determines the level and principal features of competition in the telecommunications market, while the Ministry for Anti-Monopoly Policy is responsible for setting the tariffs on which profitability of the Company's service depends.

     The Communications Law requires federal regulatory authorities to encourage and promote fair competition in the provision of communications services and prohibits abuse of a dominant position to hinder, limit, or eliminate competition. The Communications Law provides that tariffs for telecommunications services may be established on a contractual basis between the provider and the user of telecommunications services, thus confirming the policy of liberalization of prices for telecommunications services initially introduced by Presidential decree in 1991. However, the Communications Law also provides that "tariffs may be regulated by the state for specific types of communication services." The Ministry for Anti-Monopoly Policy is authorized to regulate tariffs for telecommunications services in accordance with the Natural Monopolies Law and may require that telecommunications services must be provided to certain customers.

     Presidential Decree No. 221 "On Measures for Streamlining State Regulation of Prices (Tariffs)" of February 28, 1995, and the Resolution of the Russian Government No. 239 of March 7, 1995, as amended, provide that prices and tariffs for certain telecommunications services are subject to state regulation. Resolution No. 715 delegates tariff control over certain types of telecommunications services provided in the domestic market to the Ministry for Anti-Monopoly Policy, while previous regulations divided tariff control among federal executive bodies and the executive bodies of the subjects of the Russian Federation. To encourage fair competition, the supervising authorities have reduced their control over international tariffs. Thus, the order of the State Communications Committee No. 142 "On Tariffs On International Telephone Services", of August 19, 1998, allows telecom operators, and specifically Rostelecom, to freely determine tariffs to be imposed upon the international telephone services they provide. Further, on January 25, 1999, the State Communications Committee allowed telecom operators to determine tariffs to be imposed upon international telegraph services.

     Pursuant to Russian Federation laws, the following services of the Company are currently subject to state regulation:

     o provision of long-distance telephone communications to fixed line subscribers in the City of Moscow;

     o    transit  of  international  and  domestic  long-distance  traffic  for
          subscribers   serviced  by  regional  operators  through  Rostelecom's
          network; and

     o distribution and broadcasting of nationwide television and radio programs.

     Tariffs for other services are determined by the Company itself, taking into account the cost of service and market prices. As a result, Rostelecom's tariffs on certain services, like digital trunk lines leases, are used by other operators as a benchmark to set prices for their own services.

     In accordance with the Communications Law, the Ministry for Anti-Monopoly Policy is responsible for the encouragement and support of fair competition in the telecommunications industry. As Rostelecom has a dominant position in the telecommunications market, it is subject to anti-monopoly laws and regulations. In the event Rostelecom is found to be in violation of any such law or regulation, sanctions for such violation could include recovery to the federal budget of profits gained as a result of actions limiting competition as well as the imposition of fines on the Company and its executive officers in the amount of up to 5,000 and 200 times the minimum monthly wage, respectively. Also, civil or criminal actions could be brought against the Company's executive officers.

     As of the date of this report, Rostelecom is not aware of any violation of anti-monopoly laws and regulations which could lead to any such penalty, except for one immaterial breach related to the acquisition of 25% of the shares in CJSC Uraltel. The breach occurred in 2001, for which a fine in the amount of less than U.S.$ 1,000 was imposed on the Company and which was fully paid by the Company.

          Branches

     Rostelecom operates through branches located throughout Russia. Most of Rostelecom's branches, with the exception of MMT, GTsUMS and Professional Education Center (each, as defined below), are structures responsible for performing operations with the IRCs and other operators, particularly with respect to providing telecommunications services to the IRCs, and participating in the Company's joint projects in areas where the Company's own facilities connect with relevant regional communication networks. Rostelecom's branches are also responsible for settling bills with the IRCs. The branches may operate in one or more geographically separate subdivisions to facilitate their operations within a specific region.

     As of the end of 2002, Rostelecom had three branches located in Moscow. Apart from the Central Branch there are the MMT, which provides DLD and ILD services for Moscow subscribers, and the Main Center of the Domestic Long-Distance Telecommunications Management ("GTsUMS"), which coordinates the activities of operating branches in order to resolve technical problems they may have.

     Under Russian law, a branch is not a legal entity distinct from its parent company but can be compared to a division within the corporate structure of a company. A branch may, however, own assets, incur liability and enter into contractual relationships. Rostelecom's branches operate pursuant to internal regulations approved by the General Director of Rostelecom, while Rostelecom bears full liability for their operations.

     In order to expand its presence in the area of international organizations, Rostelecom joined the International Telecommunication Union ("ITU") and opened its representative office in Geneva Switzerland in August 1999 in order to secure the Company's position with international authorities and organizations as well as promote international trade and research cooperation. The Company registered its representative office in Yerevan, Republic of Armenia, in April 2002 in order to, initially, research the market and the possibilities for introducing high level telecommunications technology into the Armenian market.

4C. Organizational Structure

     The branches of Rostelecom are (i) North-Western  Branch (St.  Petersburg);
(ii) Southern Branch (Rostov-on-Don); (iii) Siberian Branch (Novosibirsk); (iv) Far East Branch (Khabarovsk); (v) Central Branch (Moscow); (vi) Ural Branch (Ykaterinburg); (vii) Volga Branch (Samara); (viii) Educational Center (Moscow Oblast); (ix) MTT (Moscow); and (x) GTsUMS (Moscow). The Representative offices are (i) Representative Office in Switzerland (Geneva) and (ii) Representative Office in Armenia (Yerevan).

          Optimization of the Organizational Structure

     To ensure its successful development in a competitive environment, the Company needs a manageable and flexible organizational structure, which would be able to respond to any changes in the market.

     In October 2001, the Company started restructuring its territorial (regional) branches. The Board of Directors of Rostelecom, at its meeting held on November 2, 2001, approved as one of the priorities for 2001 through 2003 the optimization of the Rostelecom structure. The restructuring of the branch network has been carried out through a stage-by-stage process, in line with the technological, organizational and economic optimization of the Company's structure.

     By the end of 2002, the Company completed the restructuring of its branch network, which resulted in the formation of seven regional branches from the already existing 17 regional ones. Thus, the total branch structure of the Company was consolidated into 10 branches from the original 24 ones. The Company expects that the restructuring will significantly enhance the Company's manageability and allow it to cut its operating costs.

     On January 1, 2002, the Company opened its Central Branch Office in Moscow. On July 1, 2002, the Company opened the Southern Branch Office which operates in Rostov-on-Don. On January 1, 2003, the Company opened the North-Western Branch Office which operates in St. Petersburg, the Volga Branch Office which operates in Samara, the Siberian Branch Office which operates in Novosibirsk, the Ural Branch Office which operates in Yekaterinburg, and Far East Branch Office which operates in Khabarovsk.

     The former branches represented by Territorial Centers of International Communications and Television ("TTsMSs") were all closed by January 1, 2003. The operational divisions of TTsMSs were consolidated into new enlarged branches.

     On April 1, 2002, the Network Construction branch ("SOMES") was closed, but the Company retained its functions within other branches. The Center for Informational Technology and Main Computing Center branches were closed on February 19, 2002, but the Company retained the functions of these branches as well.

The year 2002 has marked a key benchmark in implementing the optimization program for the Company's organizational structure since the Company almost completed the development of the principles of interaction between Rostelecom's consolidated branches and IRCs, including the general plan to interconnect the Company's network with IRCs, which will enable the Company to create an effective system of cooperation with IRCs in a non-regulated market environment.

The Company intends to continue the optimization and consolidation process within its branches in 2003.

Jointly owned entities

     A majority (50.67%) of Rostelecom's Charter capital is held by Svyazinvest, a telecommunications holding company created by the Russian Government in 1995, which is in turn held by the Ministry of Property Relations (50% plus 1 share) and the Russian Federal Property Fund (25% minus 2 shares) and Mustcom Ltd. (25% plus 1 share).

     For the purpose of this annual report the term "subsidiary" refers to entities which are consolidated by the Company into its financial statements.

     As of June 25, 2003, the Group comprises the Company, its subsidiaries and associates:

     (i)  RTC-Leasing, in which Rostelecom holds 27.13% of the charter capital;

    (ii) RTComm.RU, in which Rostelecom holds 31.1% of the charter capital, and RTC-Leasing holds 49.76% of the charter capital;

   (iii)  Westelcom, in which Rostelecom holds 100% of the charter capital;

    (iv) Rostelecomleasing, S.A. Switzerland, in which RTC-Leasing holds 100% of the charter capital;

     (v) Rostelecomleasing Cyprus, in which RTC-Leasing holds 100% of the charter capital;

    (vi) RTDC Holdings, Inc. USA, in which RTC-Leasing holds 100% of the charter capital;

   (vii) Commercial Bank Russian Industrial Bank, in which RTC-Leasing holds 100% of the charter capital;

  (viii)  AKOS, in which RTDC holds 92% of the charter capital.

     All of the subsidiaries are registered in Russia except for RTCL, S.A., which is registered in Switzerland, RTCL (Cyprus), which is registered in Cyprus, and RTDC, which is registered in State of Delaware, USA.

     Rostelecom also holds varied stakes in 63 other entities referred to as "associates", which are not consolidated in the Company's financial statements, even if the Company owns more than 50% of such entity's charter capital due to reasons discussed in detail in Note 5 to the consolidated financial statements. Some entities in which Company holds stakes are described in this Form 20-F for the following reasons:

     - the Company has significant influence with regard to such entity's financial and operating policy decisions or;

     -    the   entity's   considerable   amount  of   operations   (more   than
          U.S.$1,000,000 of revenues per annum); or

     -    the entity's strategic importance for the Company for other reasons.

     These associates include the following companies  registered in the Russian
Federation:  (i) GlobalTel,  in which Company holds 51% of the charter  capital;
(ii) CJSC  Telecom-Center,  in which Company  holds 45% of the charter  capital;
(iii) CJSC Teleport-TP ("Teleport-TP"), in which Company holds 44% of the charter capital; (iv) OJSC MMTS-9, in which Company holds 37% of the charter capital;(v) MCC, in which Company holds 23.5% of the charter capital, and RTDC holds 22% of the charter capital; and (vi) Telmos, in which the Company holds 20% of the charter capital. The Company also has an associate registered in the State of Delaware, USA, Golden Telecom, Inc., in which Company holds 15% of the charter capital.

Subsidiaries

RTC-Leasing (registered in the Russian Federation)

The Company's stake of voting shares in RTC-Leasing was 27.13% as of June 25, 2003.

The principal activities of RTC-Leasing are the provision of financial leasing services to Russian companies involved in the telecommunications industry. RTC-Leasing holds stakes in companies that provide leasing services, and engage in independent financial and banking activities, as well as in several telecommunications operators in Russia. At present, the core businesses of RTC-Leasing and its subsidiaries are the leasing of telecommunications equipment, computer hardware and motor vehicles, as well as the provision of financial and banking services (RIB).

RTC Leasing is a specialized financial intermediary that provides or arranges financing for its clients for leasing operations. It also provides clients with a number of services that relate to project financing and are ancillary to the leasing transactions. From the outset, revenues from leasing transactions have made up virtually all the income of RTC Leasing.

Prior to 2001 the Company acted as RTC Leasing's principal counter party in its finance lease services. This activity involved RTC-Leasing as Lessor assisting the Company in arranging for and raising of long term financing for the implementation of the Company's investment programs, primarily with respect to the financing of telecommunication equipment purchases.

For a number of years, the Company has been leasing most of its telecommunications infrastructure through RTC-Leasing in order to take advantage of favorable tax treatment because Rostelecom was able to recognize an accelerated amortization which in turn reduced tax payments. The Company is generally entitled to purchase the leased equipment at the residual value upon the expiration of the lease. Fixed assets are leased on terms that are set by and between the Company and RTC-Leasing.

As of June 25, 2003 Rostelecom effectively holds 32.27% of the share capital of RTC-Leasing. 27.13% is a direct ownership and 5.14% is the effect of the shares held by RIB (which is 100% owned by RTC-Leasing) and treated by the Group as treasury shares.

Restructuring

As of the beginning of 2001, Rostelecom's gross lease payments due to RTC-Leasing amounted to approximately RUR 13 billion, however, the debt service terms were less favorable to Rostelecom than the prevailing market terms.
Besides, substantially all the external debt of RTC-Leasing was secured by guarantees of Rostelecom or by pledges of the telecommunications equipment leased by Rostelecom. Considering these facts, in 2001, the management of Rostelecom made a decision to restructure the indebtedness and the lease agreements.


As the contracts with Rostelecom made up almost 100% of the RTC-Leasing portfolio, the indebtedness could only be restructured by diversifying the business and expanding the client base of RTC-Leasing. With this goal in view, in the summer of 2001 the Rostelecom Management Board asked the Board of Directors to approve a new long-term program for the development of RTC-Leasing to provide for the involvement of a strategic investor so as to finance efforts to expand the business of RTC-Leasing and restructure Rostelecom's debt to RTC-leasing. In September 2001, a new program for the development of RTC-Leasing was approved by an extraordinary meeting of its shareholders.


As a first stage of implementation of the development program in 2001 the Company reached an agreement with RTC-Leasing for the restructuring of the part of lease agreements following the results of the analysis of the financial condition of RTC-Leasing performed by an outside consultant. As a result of the lease restructuring, payment schedule of gross lease payments of approximately RUR 3.9 billion was extended up to 2012.

Consortium Agreement

On September 3, 2001, a tripartite agreement (the "Consortium Agreement") was executed among Rostelecom and the Non-State Pension Fund "Rostelecom-Garantia" ("Rostelecom-Garantia"), both of which originally held in the aggregate 100% in the share capital of RTC-Leasing as of September 3, 2001 (collectively, the "Initial Shareholders"), CJSC CB North-West Telecombank, Non-Profit Partnership Center for Telecommunications Problems Research, RIB, CJSC Gamma-Invest and CJSC KFP-Finance (collectively, the "Consortium") and RTC-Leasing. The primary goal of the Consortium Agreement was the increase of the market value of the RTC-Leasing shares.

Additional Shares

To implement the development program contemplated by the terms of the Consortium Agreement, upon the resolution of the extraordinary general shareholders meeting of RTC-Leasing, the charter capital of RTC-Leasing was increased by placing 3,964,714 ordinary shares (the "Additional Shares") through a closed subscription among the Initial Shareholders and the Consortium. The nominal value of ordinary shares was 10 rubles each.

In February 2002, RTC-Leasing issued and sold an additional 3,964,714 ordinary shares at par value of RUR 10 per share. The Company retained its interest in the voting stock of RTC-Leasing, which at that time was also 27.13%, by purchasing the respective part of issued shares.

Immediately after the issuance the following companies were owners of ordinary shares of RTC-Leasing:

% of ordinary shares
--------------------------------------------------------------------------------
Rostelecom                                                          27.13
Rostelecom-Garantia                                                 3.03
CJSC CB "North-West Telecombank"                                    18.91
Non-Profit Partnership Center for Telecommunications
Problems Research                                                   2.82

% of ordinary shares
--------------------------------------------------------------------------------
Treasury shares on the balance sheet of RTC-Leasing                 0.48
CJSC "Gamma-Invest"                                                 15.93
CJSC "KFP-Finance"                                                  15.77
RIB                                                                 15.93
--------------------------------------------------------------------------------
Total ordinary shares                                               100
--------------------------------------------------------------------------------

The management of the Company believes that it continues to exercise control over the management, policies and day-to-day operations of RTC-Leasing. Income from leases generated by the Company forms the major part of the overall revenues of RTC-Leasing. The Company guarantees significant amounts of debt of RTC-Leasing and in accordance with the Consortium Agreement, has a right to appoint the majority and the Chairman of the Board of Directors of RTC-Leasing, as well as its General Director. Therefore the Company continues to consolidate the results of operations and financial position of RTC-Leasing.

Undertakings of the Consortium

Under the Consortium Agreement, the Consortium undertook, among other things:

     - within three years of the date of the Consortium Agreement, to procure for RTC-Leasing new clients contributing not less than U.S.$ 330 million under lease agreements;

     - within three years of the date of the Consortium Agreement, to provide RTC-Leasing with financing sufficient to acquire assets necessary to meet the demands of the new clients, on market terms; and

     - within three years of the date of the Consortium Agreement, to provide RTC-Leasing with access to the lease market involving regional telecommunications companies; such obligation would be deemed fulfilled in the event that RTC-Leasing enters into a cooperation agreement with Svyazinvest and enters into new lease agreements with the regional telecommunications companies, which would collectively provide RTC-Leasing with lease payments amounting to no less than U.S.$ 200 million.

Results of the Restructuring

RTC-Leasing considerably expanded its business and diversified its client base. Since 2001, Rostelecom has not been using leasing to finance acquisition of telecommunications equipment, and the share of contracts with Rostelecom in the portfolio of RTC-Leasing decreased from 100% to 60%.

At the same time, Rostelecom maintained control over RTC-Leasing through its ability to appoint a majority and the Chairman of the Board of Directors of RTC-Leasing and the General Director of RTC-Leasing.

In the beginning of 2003, Rostelecom proposed a revision of the terms of the Consortium Agreement and formulated new, more specific objectives that were specified in the Supplemental Agreement (as defined below).

Supplement Agreement

To define specific obligations of the Consortium, the parties re-negotiated the terms of the Consortium Agreement. In May 2003 (the "Signing Date"), the Initial Shareholders, the Consortium and RTC-Leasing signed a supplement to the Consortium Agreement (the "Supplemental Agreement") which obligated the Consortium to perform certain actions which should result in:

     o Writing-off the Company's liabilities to RTC-Leasing in the amount of not less than RUR 1.8 billion within a 6-month period from the Signing Date;
     o Selling shares of RTC-Leasing owned by Rostelecom and Rostelecom-Garantia to a third party for total amount of not less than RUR 750 million within a 6-month period from the Signing Date;
     o Cancellation of all guarantees and pledges provided by Rostelecom in respect of loans payable by RTC-Leasing within a 12-month period from the Signing Date.

The Consortium Agreement provides that, in the event that Consortium fails to duly fulfill any of its above undertakings, the Initial Shareholders will have the right to repurchase from the Consortium the Additional Shares placed with the Consortium at nominal price.

The signing of the Supplemental Agreement marks the second stage of the long-term development program of RTC-Leasing, in which Rostelecom aims to: improve the transparency of its business portfolio, reduce debt as well as reduce credit risks associated with the guarantees and pledges issued by Rostelecom to secure RTC-Leasing's external obligations; and sell a non-core asset on favorable terms and receive a substantial amount of cash to be invested in Rostelecom's main business development.

For details please refer to the Consortium Agreement and the Supplemental Agreement filed as exhibits to this annual report.

Under the new development program, RTC-Leasing is engaged in a number of transactions to acquire the new assets. For more information, see Item 7.B. "Related Party Transactions."

OJSC RTComm.RU (registered in the Russian Federation)

The Company owns 31.1% of the voting shares in OJSC RTComm.RU ("RTComm.RU").

Despite of the fact that the Company directly owns less than 50% of the shares of RTComm.RU. RTComm.RU has been consolidated in the Company's financial statements on the basis of the Company's control over the financial and operating policy decisions of RTComm.RU and due to 49.8% stake owned by RTC-Leasing.

The core business of RTComm.RU is the provision to customers of integrated solutions in the sphere of Internet technologies. To engage in these activities, RTComm.RU obtained licenses to lease communication channels, provide telematic and data transmission services, and to engage in technical protection of confidential information. RTComm.RU's target customers are Internet service providers, corporate customers and government entities.

OJSC RTComm.RU was founded in February 2000 by RTC-Leasing. From the moment of its establishment in February 2002 and until 2003, the shareholders' structure of RTComm.RU underwent material changes:

------------------------------------------------------------------------------------------------------------------
  Shareholders of OJSC RTComm.RU     February 2, 2000    January 1, 2001     January 1, 2002      June 25, 2003
------------------------------------------------------------------------------------------------------------------
OJSC RTC-Leasing                           100%                76%                 40%               49.76%
------------------------------------------------------------------------------------------------------------------
CJSC KFP-Finance                             -                  4%                  4%                4.98%
------------------------------------------------------------------------------------------------------------------
Svyazinvest                                  -                 20%                 20%                0.48%
------------------------------------------------------------------------------------------------------------------
Rostelecom                                   -                  -                  25%               31.10%
------------------------------------------------------------------------------------------------------------------
Non-Profit Partnership Center For
Telecommunications Problems Research         -                  -                  11%               13.68%
------------------------------------------------------------------------------------------------------------------

In December 2002, pursuant to a resolution of its general shareholders' meeting, RTComm.RU issued additional ordinary registered shares with an aggregate nominal value of RUR 50 million, of which 4 billion shares were placed and paid for. The shares with a nominal value of RUR 0.01 per share were placed with Rostelecom, RTC-Leasing, Non-Profit Partnership Center for Telecommunications Problems Research and CJSC KFP-Finance at a nominal price and paid for as follows. The aggregate amount paid by Rostelecom exceeded RUR 12.5 million, RTC-Leasing paid approximately RUR 20 million, Non-Profit Partnership Center for Telecommunications Problems Research paid RUR 5.5 million and CJSC KFP-Finance paid RUR 2 million. For more information, see Item 4.A. - "Capital Expenditures" and Item 7.B. - "Related Party Transactions".

RTComm.RU plans to use the capital raised from the placement of additional shares to develop the network of RTComm.RU's regional representatives in various federal districts of Russia and to further improve its information and communication infrastructure comprised of the transmission network, network management center and data centers.

One of the principal services that RTComm.RU has been providing since 2001 is the dedicated access, which means providing 24-hour connection of the customer's router with the port of the RTComm.RU network node and permanent access to Internet resources. The volume of the dedicated access service in the total volume of RTComm.RU services is growing and as of 2002, accounted for 98% of the total volume of services.

The remaining 2% of the total volume of services consisted of the data center services. Services rendered by the Data Center include registration of domain names, "post-office" services, news server services, virtual hosting, co-location, dedicated hosting and others. Apart from being a source of direct income for RTComm.RU, services rendered by the data center reduce traffic costs for RTComm.RU.

By providing Internet services through Internet access nodes and communications channels provided by RTComm.RU for lease, RTComm.RU pursues a technical and marketing policy aimed at meeting the growing market demand for dedicated Internet access service and preserving the quality and wide range of its other services. In October 2002, RTComm.RU launched its node in London. In the domestic market, RTComm.RU provides services to more than 1,000 business customers that are communications operators, national corporations and federal ministries and agencies in more than 100 large cities of the Russian Federation where the principal RTComm.RU access nodes are located. In the aggregate, the transmission network of RTComm.RU currently has a throughput capacity of Internet national channels in excess of 3.7 Gb per second.

CJSC Westelcom (registered in the Russian Federation)

The Company owns 100% of the voting shares in Westelcom.

Westelcom, a joint venture with the Russian Telecommunications Development Corporation ("RTDC"), was established in December 1992 to contribute to the development, introduction, operation and management of the Russian telecommunications infrastructure. The share of Rostelecom in the charter capital of Westelcom in 1992 amounted to 50%. In June 2002, the Company entered into an agreement with RTDC to purchase the remaining 50% interest in Westelcom for U.S.$ 15,000,000. In October 2002, the Company completed the transaction.

Westelcom provides communications channel and telecommunications equipment lease services and processes incoming traffic information via international telephone exchanges.

Westelcom has two subsidiaries, OJSC A-Svyaz and OJSC InfoTeX Taganrog Telecom.

OJSC A-Svyaz is registered in the Russian Federation. Westelcom owns 81.9% of the charter capital of OJSC A-Svyaz. OJSC A-Svyaz provides access to the public telephone network, as well as local telephone network services, Integrated Service Digital Network ("ISDN") services, Internet access services and IP-telephony services.

OJSC InfoTeX Taganrog Telecom is also registered in the Russian Federation. Westelcom owns 74% of the charter capital of OJSC InfoTeX Taganrog Telecom. OJSC InfoTeX Taganrog Telecom provides in the territory of the city of Taganrog access to the public telephone network, as well as local telephone network services, Internet access services, lease of communication channels and long-distance payphones.

Commercial Bank Russian Industrial Bank (registered in the Russian Federation)

RTC-Leasing owns 100% of the charter capital of Russian Industrial Bank ("RIB").

RIB was founded in 1992. The core business of RIB is financial operations, cash and settlement services, asset management, foreign currency transactions, corporate and private credit/debit cards. The main customers of RIB are Svyazinvest, Rostelecom, RTC-Leasing, CJSC Globus-Telecom, and Non-Commercial Partnership Center for Telecommunications Problems Research.

Rostelecomleasing S.A. (registered in Switzerland)

RTC-Leasing owns 100% of the charter capital of Rostelecomleasing S.A.

Rostelecomleasing S.A. specializes in the investment activity, mainly by investing its own funds and borrowed capital in the different financial assets (such as interest in others entities, purchase of indebtedness, various financial instruments) and serving as financial intermediary. Rostelecomleasing S.A. owns 100% of the charter capital of RTDC Holdings, Inc.

Rostelecomleasing (Cyprus) Limited (registered in Cyprus)

Rostelecomleasing S.A. owns 100% of the charter capital of Rostelecomleasing (Cyprus) Ltd.

The core business of Rostelecomleasing (Cyprus) Limited is investment activity, mainly by investing its own funds and borrowed capital in different financial assets (such as interest in other entities, purchase of indebtedness, and various financial instruments) and serving as a financial intermediary. Rostelecomleasing (Cyprus) Limited began its operations in September 2002.

RTDC Holdings, Inc. (registered in the State of Delaware, USA)

Rostelecomleasing S.A. owns 100% of the charter capital of RTDC Holdings, Inc.

     U.S. telecommunications company US WEST through several investment funds founded RTDC Holdings, Inc. in 1995, and in 1996 RTDC Holdings, Inc. began its commercial activity. In April 2002, Rostelecomleasing S.A. purchased a 94.9% interst in RTDC Holdings, Inc.'s charter capital for U.S.$ 33 million (RUR 1,117 million) and in October 2002, International Financial Company sold to Rostelecomleasing S.A. the remaining 5.1% of shares of RTDC

Holdings, Inc. for U.S.$ 1.3 million (RUR 43 million). The main activities of RTDC Holdings, Inc. are investing and development of prospective projects in the Russian telecommunications markets.

RTDC Holdings, Inc. exercises 100% direct control over the following companies:

Russian Telecommunication Development Holding Corporation ("RTDHC"). RTDHC is a holding company that manages investments in certain cellular communications companies in the different regions of Russia;

Russian Telecommunication Development Finance Corporation ("RTDFC"). RTDFC is a company which finances telecommunication projects of RTDC Holdings, Inc.'s affiliated companies;

Russian Telecommunication Development Management Corporation ("RTDMC"). RTDMC is a management company of RTDC Holdings, Inc. with a Moscow representative office. The core activity of the Moscow representative office is the coordination and management of all structures of RTDC Holdings, Inc. in Russia, and the provision of managerial services and management consulting services to the subsidiaries and associates of RTDC Holdings, Inc.;

Russian Telecommunication Asset Management Corporation ("RTAMC"). RTAMC is a company which was founded for the purpose for the acquisitions and control of telecommunications assets.

In addition, RTDC Holding Inc. holds stakes in the following companies:

CJSC AKOS. AKOS was founded to design, construct and operate a dedicated cellular telecommunication network in the Primorsky Territory of the Russian Federation (standard D-AMPS-1800/GSM 1800). In addition, AKOS sells cellular telephones for use in the network serving both businesses and individuals. AKOS was officially incorporated on October 20, 1994 and began operation in January 1995. RTDC Holding Inc.'s stake in CJSC AKOS's charter capital is 92.266%.

CJSC Delta Telecom. The main activities of Delta Telecom are the designing, construction and operation of a cellular network in the St. Petersburg, Leningrad, Novgorod and Pskov regions and in the Karel republic using the standard 450 MHz. On 2002, Delta Telecom constructed the cellular network in the same standard 450 MHz in the city of St. Petersburg and Leningrad region. The commercial operation of this cellular network started in December 2002. RTDC Holding Inc.'s stake in CJSC Delta Telecom is 42.5% of the voting shares.

MCC. The core activities of MCC are construction and operation of cellular network and cellular telephone connection services in Moscow and the Moscow region using the standard 450 MHz and engaged in construction of CDMA cellular phone network in Moscow and the Moscow Region. It is also engaged in selling telephone sets and accessories. RTDC Holding Inc. holds 22% of the voting shares in MCC.

RTDC Holdings, Inc. has indirect control through RTDHC over the following companies:

     - CJSC Baikalwestcom ("Baikalwestcom"). The core activities of Baikalwestcom are the development and operation of the cellular network in Irkutsk and the Irkutsk region using NMT 450 MHz and GSM 900/1800 MHz standard, the leasing and selling of cellular telephone sets and domestic and international long-distance telecommunications services in Irkutsk and the Irkutsk region. RTDHC's stake in Baikalwestcom is 49% of the voting shares.

     - CJSC Yeniseitelecom ("Yeniseitelecom"). The core activities of Yeniseitelecom are the construction and operation of the cellular network using NMT 450 MHz and GSM 900/1800 MHz standard, and development of other telecommunication projects in the Krasnoyarsky region. Yeniseitelecom sells cellular telephone sets. On October 2002, Yeniseitelecom acquired from RTDHC 65% of LLC Sayantelecom's charter capital, the sole cellular operator in the Republic Khakassia in the Krasnoyarsk region. RTDHC's; stake in Yeniseitelecom is 50% of the voting shares.

     - CJSC Nizhegorodskaya Cellular Communication ("NCC"). The core activities of NCC are the construction and operation of the cellular network in Nizhny Novgozod region and provision of telecommunication services using GSM 900/1800 MHz standard. RTDHC's stake in NCC is 49% of the voting shares.

During 2003, the stakes in Baikalwestcom, Yeniseitelecom, and NCC were sold to VolgaTelecom and SibirTelecom, the subsidiaries of Svyazinvest. For more information, refer to Item 7.B. "Related party transactions" and Note 33 to the accompanying consolidated financial statements.

     - CJSC Uralwestcom. The core activities of Uralwestcom are construction and operation of the cellular telecommunication network in the Sverdlovsk region using the NMT 450 MHz standard, and development of other sectors of telecommunication market in the city of Yekaterinburg and the Sverdlovsk region. RTDHC's stake in Uralwestcom is 49% of the voting shares.

Associates

CJSC GlobalTel (registered in the Russian Federation)

The Company owns 51% of the voting shares in CJSC Globaltel ("GlobalTel").

GlobalTel, established in 1996 by Rostelecom (51%) and Globalstar LP (49%), is the exclusive operator of global mobile and stationary satellite communications of the Globalstar system in Russia. The shareholding structure has not changed since.

Globalstar LP has veto rights that would prevent the Company from causing GlobalTel to take any action that is significant in the ordinary course of its business. Since effective control of GlobalTel's operation does not rest with the Company, and the Company cannot have meetings of GlobalTel's Board of Directors or shareholders meetings to approve decisions without taking into account the interests of the minority shareholder, management accounts for the investment in GlobalTel under the equity method.

The equipment of GlobalTel is integrated with various modern communication systems and can be used in cellular networks, in public networks and in departmental and corporate communication systems.

The  infrastructure  of the Russian segment of the global mobile system includes
(i) three interconnected gateways which are coupled with public networks and are located near Moscow, Novosibirsk and Khabarovsk and, (ii) subscriber management and support centers. By early 2002, GlobalTel signed agreements for the provision of roaming services with practically all domestic operators of GSM cellular phones and with international operators of the Globalstar worldwide satellite system. This enables the subscribers of the Russian segment to use the services of the system in more than 50 countries. GlobalTel's network is interconnected to the public telephone network through Rostelecom.

GlobalTel's services are mostly used by corporate customers, many of which need complete technological solutions rather than just communication services. Generally, these customers operate in the mining, oil and gas, geological prospecting, transport, construction and power industries. As present, GlobalTel has almost 7,000 subscribers. The services of the Russian segment of Globalstar are provided at uniform rates in Russia, Central Asia, the Caucasus, Mongolia, Afghanistan, the Pacific and the Baltic, the Caspian and the Northern Seas areas.

CJSC Telecom-Center (registered in the Russian Federation) The Company owns 45% of the voting shares in CJSC Telecom-Center ("Telecom-Center").

Telecom-Center, established in 1994, provides communications services, including the lease of communications channels, data transmission services and telematic services. Telecom-Center arranges for customers to have access to the Internet network via its own, as well as leased, lines and channels and provides technical support and hosting services. Telecom-Center has its own network of digital channels consisting of fiber optic lines and relay communication lines.

CJSC Teleport-TP (registered in the Russian Federation)

The Company owns 44% of the voting shares in CJSC Teleport-TP ("Teleport-TP").

Teleport-TP was established in 1992 to provide access to international satellite communications channels. The principal founders of Teleport-TP were Rostelecom (44%), Technocom Ltd. of Ireland (38.5%), Roscomm Limited (10%) and LLC JV Technopark (7.5%). The shareholders' structure of Teleport-TP has not changed since.

Teleport-TP is the official Russian operator of the INTELSAT and EUTELSAT international satellite communications systems. It provides long-distance and international digital communications services, data transmission services, Internet access services, services involving the lease of communications channels and corporate network formation services.

The Company is a counter party of Teleport-TP in the provision of satellite communications channels to lessees and the termination of traffic. The Company also uses the services of Teleport-TP in areas where it lacks direct ground-based communications and where the laying of ground-based lines is not commercially expedient. In such cases, Teleport-TP provides Rostelecom with access to high-quality digital international networks, which are not accessible through Russian satellite and land-based operators.

OJSC Moscow Long-Distance Telephone Exchange No -9 (registered in the Russian Federation)

The Company owns 37% of the voting shares in OJSC Moscow Long-Distance Telephone Exchange No. 9 ("MMTS-9").

MMTS-9  has been in  operation  since  1994.  Pursuant  to its  Charter  and the licenses issued by the Russian Federation Ministry of Communications, the principal activities of MMTS-9 are the provision of long-distance telecommunications services to various groups of users and telecommunications operations. MMTS-9 also engages in maintaining the equipment of its users and the leasing of production facilities and telecommunications equipment. The principal shareholders of MMTS-9 are Rostelecom (36.86%) and the Russian Federation Ministry of Property Relations (38%).

OJSC Moscow Cellular Communications (registered in the Russian Federation)

The  Company  owns  23.5%  of  the  voting   shares  in  OJSC  Moscow   Cellular
Communications ("MCC").

Rostelecom acquired ownership over 23.5% of the charter capital of MCC as a result of Rostelecom's merger with MMT. Shares in OJSC MCC are also held by MGTS (23.5%), RTDC, member of the Group (22%), Telco Overseas Limited (20%), LLC NefTechCom C (8%), and Gamma Group (3%).

MCC is engaged in the operation of NMT 450 MHz cellular network and construction of CDMA cellular phone network in Moscow and the Moscow Region. It also sells and leases cellular phones that operate within its network and provides cellular radio-telephony communications services in Moscow and the Moscow Region.

CJSC Telmos (registered in the Russian Federation)

The Company owns 20% of the voting shares in OJSC Telmos ("Telmos").

Telmos was established in April 1993 as a closed joint stock company by AT&T Communication Services International Incorporated ("AT&T"), registered in the United States, and MGTS.

Prior to June 2001, the Company's stake in Telmos was 20%. In June 2001, AT&T sold its 40% block of ordinary shares in CJSC Telmos, to the Company for U.S.$ 17,500,000. In September 2001, the Company entered into an agreement with OJSC Aktsionernaya Finansovaya Kompania Sistema ("AFK Sistema") for the sale of this entire block of shares for U.S.$ 17,171,000. Therefore, as of the end of 2002, the ordinary shares of CJSC Telmos were distributed as follows: Rostelecom - 20%, MGTS - 40% and AFK Sistema - 40% (See also Item 4.A. "History and Development of the Company-Divestures").

The principal business activities of Telmos include the provision to its customers of local, long-distance and international telephone services with dedicated telephone numbers out of the Telmos digital pool "095" via its own digital switching system, forming the basis of a primary fiber optic network.

Golden Telecom Inc. (registered in the State of Delaware, USA)

The Company owns 15% of the voting shares in Golden Telecom, Inc. ("Golden Telecom"). Two board members nominated by the Company sit on the Board of Directors of Golden Telecom.

Golden Telecom is a facilities-based provider of integrated telecommunications and Internet services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg, Nizhny Novgorod and other major population centers throughout Russia and other CIS countries. Its operations are organized into the four service groups below:

     o Competitive Local Exchange Carrier ("CLEC") Services. Using local access overlay networks in Moscow, Kiev, St. Petersburg and Nizhny Novgorod, Golden Telecom provides a range of services including local exchange and access services, international and domestic long-distance services, data communications, Internet access and the design of corporate networks;

     o Data and Internet Services. Using fiber optic and satellite-based networks, including 140 combined points of presence in Russia, Ukraine and other countries of the CIS, Golden Telecom provides data and Internet services including: (i) Business to Business services, such as data communications, dedicated Internet access, web design, web hosting, co-location and data-warehousing: and (ii) Business to Consumer services, such as dial-up Internet access and web content offered through a family of Internet portals;

     o Long-Distance Services. Using fiber optic and satellite-based network, Golden Telecom provides long-distance voice services in Russia; and

     o Mobile Services. Using mobile networks in Kiev and Odessa, Ukraine, Golden Telecom provides mobile services with value-added features, such as voicemail, roaming and messaging services on a subscription and prepaid basis.

Golden Telecom facilities in Moscow are fully integrated with its domestic and international networks, as well as with the networks of Rostelecom and the Moscow city public telephone network. Its Moscow metropolitan area networks are operated by the CLEC Services division of TeleRoss and EDN Sovintel.

Golden Telecom consists of three major operating companies, TeleRoss, EDN Sovintel and Golden Telecom (Ukraine), and conducts its business in Russia and the CIS through a network of affiliated or controlled structures.

     4.D. Property, Plant and Equipment

     The principal facilities and properties of Rostelecom consist of buildings, sites and telecommunication facilities such as switches of various capacities, cable and transmission devices, television and radio broadcasting equipment, transportation vehicles and various mechanisms located throughout Russia. There are no major encumbrances on the properties owned by Rostelecom. For additional information, see Item 4.A. "Business Overview - Network and Facilities."

Rostelecom owns the building in which its principal executive and administrative offices are located at 14 1st Tverskaya-Yamskaya St., 125047 Moscow, Russia. Under Russian law, any transfer of Rostelecom's title to this property is subject to the prior approval of competent government agencies. Rostelecom also owns offices and operational facilities throughout Russia related to the operation of its business. Rostelecom feels that its facilities are adequate for its present needs.

          Fixed Assets

     The table below shows the value of fixed assets owned by the Company as of December 31, 2002. Values are expressed in millions of constant rubles as of December 31, 2002 purchasing power, according to net book values under IFRS.(1).

------------------------------------------------------------------------------------------------------------------------
                                                    December 31, 2002     December 31, 2001      December 31, 2000
------------------------------------------------------------------------------------------------------------------------
Buildings and sites                                       8,189                   8,711                  9,524
------------------------------------------------------------------------------------------------------------------------
Cables and transmission devices                           35,442                 40,519                  44,186
------------------------------------------------------------------------------------------------------------------------
Other                                                     8,775                   9,596                  11,522
------------------------------------------------------------------------------------------------------------------------
Total(2)                                                  52,406                 58,826                  65,232
------------------------------------------------------------------------------------------------------------------------

     (1) Refer to Notes 5 and 34 to the consolidated financial statements for the year ended December 31, 2002 for details of differences of valuation of property, plant and equipment under IFRS and U.S. GAAP.

     (2) The Group owns all the property, plant and equipment listed except for rented satellite transponders which are included under "cable and transmission devices" and are valued at approximately RUR 210 million and RUR 1,757 million as of December 31, 2002 and 2001, respectively. The aggregate value of pledged property which secures loans is RUR 9,117 million as of December 31, 2002 (RUR 15,097 million as of December 31, 2001). Refer to Note 6 to the consolidated financial statements for details.

     Locations of principal property, plant and equipment are described in Item 4.A. "History and development of the Company" and Item 4.B. - "Business overview". Major offices of Rostelecom are located in the destination cities of the primary network located in Russia, including Moscow, St. Petersburg, Novosibirsk, Yekaterinburg, Samara, Rostov-on-Don, and Khabarovsk.

     The Company's capital expenditure program approved by the Board of Directors for the year ending December 31, 2003 projects a capital expenditures of RUR 4,521 million. Refer to Item 4.A. - "History and development of the Company" for details of the program. Construction in progress as of December 31, 2002, 2001 and 2000 amounted to RUR 3,872 million, RUR 3,851 million and RUR 2,023 million, respectively.

          Environmental Compliance

     The Company believes it is in compliance with all material requirements relating to environmental protection and is not in violation of any environmental protection laws. Under various construction agreements to which the Company is a party, it assumes obligations to effect payments to cover costs for regeneration of forests, agricultural lands etc. In the absence of specific regulations requiring the Company to separately account for such expenses and as long as certain amounts of such payments established in the Company's construction agreements significantly differ from each other, neither the exact, nor the average amount of such costs can be positively determined.

Item 5.  Operating and Financial Review and Prospects

     5.A. Operating Results

     The following discussion of the Group's financial position and results of operations should be read in conjunction with the Group's consolidated financial statements as of December 31, 2002 and 2001 and for the three years ended December 31, 2002, together with the accompanying notes and supplemental information appearing elsewhere herein ("the consolidated financial statements"). The consolidated financial statements are comprised of the results of Rostelecom and its subsidiaries:

     -    RTC-Leasing;

     -    Westelcom;

     -    RIB;

     -    RTComm.RU;

     -    RTDC Holdings, Inc.;

     -    Rostelecomleasing S.A.;

     -    Rostelecomleasing Cyprus; and

     -    AKOS.

     On January 1, 2000, the operations of Rostelecom and The Moscow Long-Distance and International Telephone ("MMT") were merged into one entity. The "pooling of interests" method of accounting was applied in the course of the merger with MMT as Rostelecom and MMT were under the common control of Svyazinvest which held 50.67% of the voting shares in each of the companies. Under the pooling of interests method the financial statement items of the merged entities for the period in which the merger occurred were included in the consolidated financial statements as if they had been merged from the beginning of the first period presented.

     The accompanying consolidated financial statements have been prepared in accordance and comply with the International Financial Reporting Standards ("IFRS"), which differ in certain respects from the accounting principles generally accepted in the United States ("U.S. GAAP"). For a discussion of the differences between IFRS and U.S. GAAP insofar as they relate to Rostelecom, see
Note 34 to the accompanying consolidated financial statements.

     Overview

     Rostelecom's principal sources of income are revenues generated from the provision of domestic long-distance and international telecommunications services. Throughout the country the Company renders international and domestic long-distance traffic throughput services to Russian operators, including each of Russia's seven IRCs, alternative and mobile operators. The Company currently is the only telecommunications operator licensed to carry wholesale long-distance and international traffic and therefore holds a monopolistic position on this market. Rostelecom also has the exclusive right to terminate the incoming international voice traffic from international operators. Local operators, including IRCs, bill their own local customers for outgoing domestic long-distance and international calls, while Rostelecom bills the operators for the traffic throughput. International operators pay Rostelecom for termination of the incoming international traffic to Russia at a pre-determined rate per minute of traffic. In Moscow, Rostelecom provides domestic long-distance and international telecommunications services to end-users through the local access network of a local operator, and bills customers directly. In addition,
Rostelecom  provides  long-distance   telecommunications   services  to  various
government-funded  entities  and  government   ministries  across  Russia.  In
aggregate,  revenues from
domestic long-distance and international traffic (both outgoing and incoming) represented approximately 79% and 83% of total revenues during 2002 and 2001, respectively. Revenues from outgoing international traffic represented approximately 30% and 34% of the total revenues during 2002 and 2001, respectively, revenues from incoming international traffic represented approximately 15% and 20% of the total revenues during 2002 and 2001, while revenues from domestic long-distance traffic amounted to approximately 34% and 29% of Rostelecom's total revenues during 2002 and 2001, respectively.

------------------------------------------------------------------------------------------------------------------------
Principal markets                                                       Percentages of total revenue represented by
                                                                     domestic long-distance and international traffic
------------------------------------------------------------------------------------------------------------------------
                                                                              2002                       2001
------------------------------------------------------------------------------------------------------------------------
Outgoing international traffic                                                 30%                       34%
------------------------------------------------------------------------------------------------------------------------
Incoming international traffic                                                 15%                       20%
------------------------------------------------------------------------------------------------------------------------
Domestic long-distance traffic                                                 34%                       29%
------------------------------------------------------------------------------------------------------------------------
Total revenue from domestic long-distance and international                    79%                       83%
traffic
------------------------------------------------------------------------------------------------------------------------

Rostelecom owns and operates its network and the international gateways through which the majority of Russia's domestic and international long-distance telecommunications traffic passes. Rostelecom network connects all of the IRCs which in turn own and operate local telephone networks in their areas. Consequently, Rostelecom does not bill the majority of telephone users directly, except in the City of Moscow, Moscow region and certain business customers and government agencies elsewhere in Russia. Instead, Rostelecom receives payments from the IRCs or other entities, which bill their own local customers for outgoing domestic long-distance and international calls. Historically, the growth in the volume of international traffic was limited as a result of the capacity constraints on the Russian telecommunications network previously regulated under the former Soviet Union. In recent years, Rostelecom has made significant investments to improve channel capacity for international calls and to enhance interconnections with other international operators. While these improvements have increased access for incoming international calls, the need for further development of Rostelecom domestic long-distance trunk network and the IRCs' networks and the general state of the Russian economy have continued to limit outgoing international traffic.

     IRCs make payments to Rostelecom for domestic long-distance and international traffic either at a set per minute rate ("Integral Settlement Rate") for the use of the Rostelecom network (for domestic long-distance traffic) or a determined proportion of the amounts they charge to their subscribers (for international long-distance traffic). In July 2001, the linear component of the ISR was increased by 25%. Effective January 1, 2002, the linear component of the ISR was increased by another 25%. For more information, see
Item 4.B. "Business Overview."

     Rostelecom has in the past experienced, and continues to experience, significant delays in payment from certain government-funded entities and government bodies and agencies, and some international operators. The Company also faces the problem of unauthorized access to its telecommunication network in Moscow which results in the risk that certain amounts billed to the customers will become non-collectable. Management believes that appropriate allowances for doubtful accounts receivable were established to cover potential exposure.

     Economic Environment in the Russian Federation

     General

     Over the past decade, Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current Government is attempting to address these issues. However, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include, but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation. The Group will continue to be affected, for the foreseeable future, by these risks and their consequences. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Group's assets, and the ability of the Group to maintain or pay its debts as they mature. For a more detailed discussion of these risks and uncertainies, see
Item  3.D.  "Risk  Factors."  The  Company's   historical   results  and  the
accompanying consolidated financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Group's consolidated financial statements in the period when they become known and can be reasonably estimated.

     Currency Exchange and Control

     Foreign currencies, in particular the U.S. dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the ruble's value dropped significantly against the U.S. dollar, falling from a pre-crisis rate of approximately 6 rubles to 1 U.S. dollar, to 27 rubles to 1 U.S. dollar by the end of 1999. During 2000, 2001 and 2002, the ruble's value fluctuated between 26.9 and 31.8 to 1 U.S. dollar.

The following table summarizes the exchange rate of the ruble ("RUR") to 1 U.S. dollar for the years ended December 31, 2002, 2001, 2000, 1999 and 1998

----------------------------------------------------------------------
As of December 31                                   Exchange rate
----------------------------------------------------------------------
2002                                                    31.78
----------------------------------------------------------------------
2001                                                    30.14
----------------------------------------------------------------------
2000                                                    28.16
----------------------------------------------------------------------
1999                                                    27.00
----------------------------------------------------------------------
1998                                                    20.65
----------------------------------------------------------------------
     Source: Central Bank of Russia

Previously, the Central Bank of Russia imposed stringent currency control regulations designed to promote the commercial utilization of the ruble. Such regulations placed restrictions on the conversion of rubles into foreign currencies and established requirements for mandatory conversion of foreign currency sales into rubles. Aware of the need to expand the operation of Russian businesses and their access to foreign markets, the Russian Government has been regularly amending the Currency Control Law. However, the amendments to the law have been minor. According to the Central Bank of Russia, the currency regulation system is expected to be fully liberalized by 2007. For more information, see Item 3.D. "Risk Factors - Economic Risks."

     Inflation

     The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the years ended December 31, 2002, 2001, 2000, 1999 and 1998:

----------------------------------------------------------------------
For the years ended December 31 -                 Annual inflation
----------------------------------------------------------------------
2002                                                    15.1%
----------------------------------------------------------------------
2001                                                    18.8%
----------------------------------------------------------------------
2000                                                    20.2%
----------------------------------------------------------------------
1999                                                    36.6%
----------------------------------------------------------------------
1998                                                    84.8%
----------------------------------------------------------------------
     Source: State Committee on Statistics of Russian Federation

     Taxation

     Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. The ongoing tax reform tends to simplify tax legislation, reduce the number of taxes and tax rates, and, thus, the overall tax burden on businesses.

     The reform is connected to the enforcement of the Tax Code which is intended to replace all the existing tax laws. The first part of the Tax Code, which deals with the fundamentals of the tax system, became effective on January 1, 1999. The second part of the Tax Code became effective on January 1, 2001, while several chapters became effective on January 1, 2002.

     Applicable  taxes  include value added tax,  corporate  income tax (profits tax), turnover based taxes, and unified social tax, among others. Legislation related to these taxes is relatively new and untested, in contrast to more developed market economies. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, who are authorized by law to impose extremely severe fines, penalties and interest charges. These circumstances create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems. For a more detailed discussion of these tax risks, see Item 3.D. "Risk Factors - Legal Risks."

     Critical Accounting Policies

     The Group's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements prepared in accordance with the International Financial Reporting Standards. The reported financial condition and results of operations of the Group are sensitive to the accounting methods, assumptions and estimates generally underlying the preparation of financial statements. The management of the Group identified several "critical accounting policies" to assist in understanding the Group's consolidated financial statements. These policies have the potential to have a significant impact on the Group's financial statements either because of the significance of the financial statement item to which they relate, or because they require judgement and use of estimates. The Group bases its estimates on historical experience and on various other assumptions that the Group believes are reasonable under the circumstances. These results and assumptions form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Accounting for the effects on inflation and changes in foreign exchange rates was also determined as the "critical accounting policy" as it has a pervasive impact on the Group's financial statements taken as a whole and is important for better understanding of the financial position and results of operations of the Group as well as for analysis of trends and making comparisons of current year information with prior years data.

     Principles of Consolidation

     The Group comprises the Company, its subsidiaries and associates. Transactions and balances between the Company and its subsidiaries are eliminated, and accounting policies of the subsidiaries are adjusted to conform to those of the Group. A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50% of the voting share capital of the entity, or by other means. As of December 31, 2002, the Group comprised the following subsidiaries:

     -    RTC-Leasing;

     -    Westelcom;

     -    RIB;

     -    RTComm.RU;

     -    Rostelecomleasing S.A.;

     -    Rostelecomleasing (Cyprus);

     -    RTDC Holdings, Inc; and

     -    AKOS.

The company owns 27.13% of the voting shares of RTC-Leasing. Nevertheless, the management of the Company believes that it continues to exercise control over the management, policies and day-to-day operations of RTC-Leasing. Before 2001 the principal counterparty as lessee to finance leases entered into by RTC-Leasing was Rostelecom. The Company guarantees significant amounts of debt of RTC-Leasing and has a right to appoint the majority of the Board of Directors of RTC-Leasing. Therefore the Company continues to consolidate the results of operations and financial position of RTC-Leasing.

Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20% and 50% of the voting share capital or by exerting significant influence through other means. The Group's share of the net income or losses of associates is included in the consolidated statement of operations, and the Group's share of the net assets of associates is included in the consolidated balance sheet. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. A judgmental aspect of accounting for investments is involved when determination of factors, which may indicate the potential impairment of the investment, is made. For the purposes of such assessment the management of the Group uses the information on the fair value of the investment as compared to its carrying value, information on the financial condition of the investee company as well as other known factors which may have an impact on the carrying value of the investment in the near future.

In case the share in an entity is between 20% to 50% and is acquired with intention to sell it in a foreseeable future, such investment is accounted for as investment available-for-sale and is stated at the fair value. Determination of the fair value of assets is judgmental by nature and often involves use of significant estimates and assumptions. The management of the Group engaged independent appraisers to assist in the determination of the fair value of certain available-for-sale investments (such as investments in NCC, Baikalwestcom and Yeniseitelecom). The most significant estimates and assumptions used to determine fair value relate to the estimation of the amount and timing of future cash flows, discount rate, determination of the perpetual growth rate and some others. Most of the assumptions are based on the available historic and market information.

     Property, Plant and Equipment

     For the purpose of determining the opening balance sheet on the first application of IFRS on January 1, 1994, the Company performed a valuation of the property, plant and equipment, as reliable historical cost information and information regarding their acquisition dates was not available. A brief description of the methodology applied in performing this valuation is set out below for each major asset category:

     - Buildings and on-site engineering communications - current replacement cost;

     -    Cable and transmission devices - current replacement cost;

     -    Trunk network exchanges - modern equivalent asset; and

     -    Assets in the course of construction - indexed historic cost.

     Cost or valuation of the network comprises all the expenditures up to and including the cabling and wiring to the local telephone operator's intercity exchange, and includes contractors' charges and payments on account, materials, direct labour, and interest costs on specific project financing up to the date of commissioning of the relevant assets.

     Subsequent expenditures are capitalized if it can be clearly demonstrated that they extend the life of the asset or significantly increase its revenue generating capacity beyond its originally assessed standard of performance. Expenditures for ongoing repairs and maintenance are charged to the statement of operations as incurred. Assets acquired to satisfy basic needs of the Company's employees (for example, in remote districts) are expensed upon acquisition.

     Items of property, plant and equipment that are retired or otherwise disposed of are eliminated from the balance sheet along with the corresponding accumulated depreciation. Any gain or loss resulting from such retirement or disposal is included in the determination of net income.

     Depreciation of property, plant and equipment is calculated on a straight-line basis from the time the assets are available for use, over their estimated useful lives (see Note 5 to the consolidated financial statements for details). Determination of useful lives of the assets involves subjective judgment of management with respect to estimated periods of their business use. Changes in the Group's intended period of use of a certain asset as well as changes in technology may cause the estimated useful life of the asset to change. The useful lives and depreciation methods are reviewed periodically to ensure that the methods and the periods of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

     At each balance sheet date an assessment is made as to whether there is any indication that the Group's assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. Where such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as an expense in the statement of operations. Any subsequent increase in the recoverable amount of the assets would be written back when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

     Determination of fixed assets' impairment involves the use of estimates which include, but are not limited to, the cause, the timing and the amount of the impairment. In evaluating impaired fixed assets, the Group typically considers technological obsolescence, suspension of services and other changes in circumstances. The recoverable amount is determined as the higher of the assets' net selling price and value in use. The value in use of assets is estimated based on forecast future cash inflows and outflows to be derived from continued use of the assets and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate. Management makes judgments and estimates regarding amount and timing of the future cash flows and the discount rate to be used. Management uses estimates as to future revenue streams, effects of liberalization of the Russian telecommunication industry, discount rates and others. Had management used different estimates, these could have resulted in the need to recognize impairment charge. Recognition of an impairment charge would reduce the carrying value of property, plant and equipment as of December 31, 2002, increase operating expenses and decrease the net income for the year ended December 31, 2002.

     The Group reviewed for impairment property, plant and equipment to be held and used, and based on this analysis, the Group believes that the carrying value of property, plant and equipment reflected in the consolidated financial statements as of December 31, 2002 does not exceed their recoverable value.

     Effects of Inflation and Changes in Foreign Exchange Rates

     IAS 29, "Financial Reporting in Hyperinflationary Economies," requires that financial statements prepared by companies in hyperinflationary economies on a historical cost basis be adjusted to take account of the effects of inflation. The accompanying consolidated financial statements have been restated in terms of the purchasing power of the measuring unit current at the latest presented balance sheet date, and the net gains or losses arising on the net monetary position of assets and liabilities during the periods presented have been included in the statement of operations and disclosed separately. The Group has utilized the General Price Index ("GPI") issued by Goskomstat, the State Committee on Statistics of Russian Federation, in the application of IAS 29.

     Substantially all of the Group's revenue, except for the revenue from international operators, which is denominated in U.S. dollars or other foreign currencies or equivalents, is denominated in rubles. Most of its costs, other than payments to other international operators and certain domestic service providers and interest paid on foreign denominated debt, are denominated in rubles. Therefore, Rostelecom's performance results from international traffic and, accordingly, year-to-year comparisons of Rostelecom's incoming international traffic revenues are significantly affected by the relative movements of domestic inflation and ruble exchange rates.

     The following example illustrates the effects of relative movements of the inflation and ruble exchange rates on the revenues annually received from foreign operators: if foreign currency international incoming traffic revenues for any periods being compared remain at the same level but between the periods the rate of devaluation of the ruble is slower than the rate of Russian inflation, the related revenues expressed in constant rubles decline from one period to the next. Conversely, if the rate of devaluation exceeds the rate of inflation, such revenues expressed in constant rubles increase from one period to the next. During 1998, the ruble devaluation rate exceeded the rate of inflation, while in 1999 - 2002, it was less than the rate of inflation.

     Currently, the Group does not use nor plans to use hedging to insure against such foreign currency fluctuations.

     The following table illustrates the effects of both exchange rate changes and the indexation of historical amounts to adjust for Russian inflation on a fixed amount of U.S. dollar revenues:

------------------------------------------------------------------------------------------------------------------------
     Payment date             U.S.$      Rubles to     Rubles amount      Decrease       Increase        Amount in
                            amount of      U.S.$         initially        in value        in GPI          constant
                             payment     exchange        recognized       of Rubles        from          Rubles in
                                          rate at                          against        payment         terms of
                                          time of                        U.S.$ from       date to        purchasing
                                          payment                          payment       December       power as of
                                                                           date to       31, 2002       December 31,
                                                                          December                          2002
                                                                          31, 2002
------------------------------------------------------------------------------------------------------------------------
January 1, 1998                  100           5.96               596           433%        315.23%             2,475
------------------------------------------------------------------------------------------------------------------------
December 31, 1998                100          20.65             2,065            54%        124.64%             4,639
------------------------------------------------------------------------------------------------------------------------
December 31, 1999                100          27.00             2,700            18%         64.32%             4,437
------------------------------------------------------------------------------------------------------------------------
December 31, 2000                100          28.16             2,816            13%         36.79%             3,852
------------------------------------------------------------------------------------------------------------------------
December 31, 2001                100          30.14             3,014             5%         15.12%             3,470
------------------------------------------------------------------------------------------------------------------------
December 31, 2002                100          31.78             3,178              -              -             3,178
------------------------------------------------------------------------------------------------------------------------

     The application of IAS 29 to specific categories of transactions and balances within the consolidated financial statements is set out as follows:

     Corresponding Figures

     Corresponding figures for the previous reporting periods have been restated by applying to the amounts included in the previous years' financial statements the change in the GPI. Comparative financial information is therefore presented in terms of the measuring unit current as of December 31, 2002, being the latest date for which financial statements are presented.

     Monetary assets and liabilities

     Cash and cash equivalents, available-for-sale investments, receivables, payables, interest bearing loans, current taxation and dividends have not been restated as they are monetary assets and liabilities and are stated in rubles current at the balance sheet date.

     Gains or losses on the net monetary position of assets and liabilities which arise as a result of inflation, are computed by applying the change in the GPI to the monetary assets and monetary liabilities during the period.

     Non-monetary assets and liabilities

     Non-monetary assets and liabilities are restated from their historic cost or valuation by applying the change in the GPI from the date of recognition to the balance sheet date.

     Consolidated statements of operations and cash flows

     Items included in the consolidated statement of operations and cash flows are restated by applying the change in the GPI from the dates when the items were initially recorded to the balance sheet date.

     Revenue and Operating Costs Recognition

     Revenue and operating costs for all services supplied and received are recognized at the time the services are rendered. Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be reliably measured. Revenue recognition requires judgement to be used as to the probability of the inflow of economic benefits to the Group, i.e. expected conversion of revenue streams to cash collected. Use of such judgment for the purpose of establishing a revenue recognition policy is widely used in telecommunications industry in connection with settlements with long-distance telecommunication operators.

     The Company charges regional telephone operators and other telecommunications service providers in Russia either an agreed proportion of the amounts they collect from subscribers or an agreed settlement rate per minute of traffic. For outgoing telephone traffic originating in Moscow, subscribers are charged directly by the Company.

     The Company charges fees to foreign network operators for incoming calls and other traffic that originate outside Russia. The Company is charged by foreign operators for completing international calls.

     These revenues and costs are shown in gross amounts in the accompanying consolidated financial statements, and exclude value added tax. Amounts payable to and receivable from the same operators are shown net in the balance sheet where a legal right of offset exists.

Segment information

The primary segments of the Group are as follows:

     -    Telecommunications services
     -    Lease services
     -    Banking and investing activities

Approximately 99% of the revenues of the Group are received from telecommunications services. Revenues from telecommunications services are reported according to the types of customers and the types of services provided. In the opinion of management, this is the most relevant presentation of revenues from the telecommunication services. The Group determined the following types of customers to be reported separately: subscribers, local operators and foreign operators. Under these types of customers the Group reports the following types of services provided, based on their materiality:

Subscribers

- Telephone - international
- Telephone - domestic
- Internet access
- Cellular services

Local operators

- Telephone international
- Telephone domestic

- Other income from local operators

Foreign operators

- Telephone
- Telex, telegraph and other
- Leased lines

All other types of revenues are reported as other revenue.

     Allowance for doubtful accounts

     The Group analyzes its accounts receivable for recoverability on a regular basis. The allowance estimation process requires management to make assumptions based on the historical results, future expectations, assessment of general economic environment and changes in the creditworthiness of the Group's debtors. Such estimates and assumptions may have significant impact on the carrying value of the accounts receivable and on the amount of bad debt expense. The percentage of general allowance is based on types of customers, history of debt collection per customer types and age of debt. Specific allowance is established based on the analysis of significant debtors on an individual basis. Historically, the major part of allowance for doubtful accounts relates to accounts receivable from subscribers in Moscow.

     Had the Group recorded the allowance for doubtful accounts as of December 31, 2002 based on the same pattern of the percentage of doubtful accounts in the total balance of trade accounts receivable as at December 31, 2001, the amount of the allowance for doubtful accounts as of December 31, 2002 would have been RUR 1,575 million, i.e. approximately 29% lower than the allowance actually recorded. This would result in an increase of accounts receivable of RUR 639 million, a decrease of bad debt expense of RUR 639 million, and an increase of net income of RUR 485 million, net of taxes.

     The major reason for the increase of the allowance for doubtful accounts in 2002 as compared to the allowance recorded in 2001 is the unauthorized access problem faced by the Company in Moscow which resulted in more collections problems in 2002. At the end of 2002 Rostelecom entered into an agreement with other local operators in Moscow to undertake joint efforts for prevention of unauthorized access to the telecommunication network in the city.

     Related Party Transactions

     The Group has entered into a number of related party transactions, including transactions with the Svyazinvest Group and other affiliates. See further details of such transactions in Note 28 to the consolidated financial statements and in Item 7.B. "Related Party Transactions."

Financial Results for the Years Ended December 31, 2002 and 2001

     In accordance with IAS 29, Rostelecom's financial information for 2002 and 2001 has been restated in constant Russian rubles as of December 31, 2002 to take into account the effects of Russian inflation. This restatement in constant rubles affects reported amounts. Under IAS 29, even if comparable amounts of the financial statements in 2002 and 2001 in nominal rubles had been at the same level, because of inflation of 15.1% in 2002, such amounts expressed in constant rubles would have declined from 2001 to 2002.

     Revenues

     The Group's total 2002 revenues decreased by 7.0% to RUR 28,141 million from RUR 30,269 million in 2001. The decline in revenue is primarily explained by inflation of 15.1% in 2002 and 18.8% in 2001, since most of the tariffs were not adjusted for the inflation rate. Furthermore, the Group's revenues from local operators increased due to rapidly growing traffic volumes and rising settlement rates, but this was offset by a decrease in revenues from international operators for incoming international traffic as well as a decline in revenues from Moscow subscribers.

     Revenues from local operators represented 49.8% and 44.1% of total revenues in 2002 and 2001, respectively. Revenues from local operators increased by 5.1% to RUR 14,016 million in 2002 compared to RUR 13,337 million in 2001, as a result of an increase in domestic long-distance and international traffic and increased domestic long-distance settlement rates for IRCs. The growth in traffic, both outgoing international and domestic long-distance, is attributable to the increase in fixed-line penetration level in Russia, ongoing growth in the number of mobile subscribers, and a surge in income per capita in Russia, accompanied by the ongoing modernization of Rostelecom network. Surging income per capita and growth in the number of fixed-line and mobile subscribers resulted in growing demand for domestic and international long-distance services in Russia. This led to the growth of local operators' need for Rostelecom's transit services and therefore had a positive impact on the Company's revenues. By modernizing its network, Rostelecom enhances its ability to meet the growing demand. The effects of the increased domestic long-distance settlement rates, however, were partially offset by the impact of inflation.

     Revenues from local operators for domestic long-distance traffic increased by 17.5% to RUR 5,895 million in 2002 as compared to RUR 5,016 million in 2001. The increase in revenue from local operators for domestic long-distance traffic transit was due to an 18% growth in traffic and increased tariffs (linear component of the Integral Settlement Rate) used for settlements with IRCs (as noted in the "Overview" section above), the effects of which, however, were partially offset by the impact of inflation.

     Revenues from local operators for outgoing international traffic decreased by 6.3% to RUR 5,025 million in 2002 from RUR 5,364 million in 2001. Outgoing international traffic from local operators grew by 30.5% to 892 million minutes. The impact of this traffic growth on the revenues was offset by reduced rates charged to alternative operators as Rostelecom introduced a new competitive pricing policy. The revenues were also otherwise negatively impacted by the effects of inflation.

     Other income from local operators increased by 4.7% to RUR 3,096 million in 2002 compared to RUR 2,957 million in 2001. Income from local operators consists of revenues from leased lines services and other services rendered to local operators including equipment rent and maintenance. The growth in revenue is due to higher prices for leased lines and increased sales volumes.

     Revenues from Rostelecom's subscribers, which mainly consist of subscribers in Moscow, represented 28.1% of total 2002 revenues compared to 28.6% in 2001. In 2002, revenues from subscribers decreased by 8.5% to RUR 7,913 million from RUR 8,648 million in 2001. The decline in revenue from Moscow subscribers is explained by an extremely competitive situation in the Moscow market, especially in the corporate customer segment. For a more detailed discussion of the risks and uncertainties related to revenues from Moscow, see Item 3.D. "Risk Factors - Risks Relating to the Company's Business - The Company faces risks related to its end-user business in Moscow".

     Revenues from subscribers in Moscow for international telecommunications services dropped 30.1% to RUR 3,462 million in 2002 from 4,951 million 2001 due to the decrease in the outgoing international traffic of 13.9% to 343 million minutes (caused by intense competition in Moscow) as well as the impact of inflation.

     Revenues from subscribers in Moscow for domestic long-distance telecommunications services decreased by 5.0% to RUR 3,513 million in 2002 from RUR 3,697 million in 2001 due to the impact of inflation which was partly offset by traffic growth of 4.5% to 1,211 million minutes.

     In 2002 the Group's revenues from subscribers also included revenues from Internet and mobile telecommunication businesses, representing activities of RTComm.RU and AKOS, respectively, which the Group started consolidating from January 2002 and April 2002, respectively (please, refer to Note 7 to the accompanying consolidated financial statements). Internet access revenues in 2002 amounted to RUR 849 million, while revenues from mobile subscribers reached RUR 89 million for the nine months ended December 31, 2002.

     In 2002, revenues from foreign operators represented 18.1% of total revenues compared to 22.6% in 2001. Revenues from foreign operators decreased by 25.6% to RUR 5,100 million in 2002 from RUR 6,852 million in 2001. The growth in the incoming international traffic of 12% from 869 million minutes in 2001 to
973.3 million in 2002 was offset by the decline in international settlement rates and impact of inflation. The growth in traffic is attributable to a more active interaction with international operators in 2002 as well as the introduction of a flexible market-based pricing strategy.

     Rostelecom's incoming international traffic revenues are significantly affected by the relative movements of domestic inflation and ruble exchange rates. In accordance with IAS 29, Rostelecom's financial information for 2002 and 2001 has been restated in constant Russian rubles as of December 31, 2002 to take into account the effects of Russian inflation. Therefore, even if foreign currency international incoming traffic revenues in 2002 and 2001 were at the same level, but the rate of devaluation of the ruble was slower than the rate of Russian inflation, as it was in the period of 2001 to 2002, then the related revenues expressed in constant rubles would have declined from 2001 to 2002.

     Revenues from the leasing services amounted to RUR 297 million in 2002 and were insignificant in 2001. The main reason for the growth was the signing by RTC-Leasing a number of contracts with Svyazinvest's IRCs in 2002, while in 2001 most of the revenue of RTC-Leasing was received from Rostelecom and eliminated in consolidation.

     Revenues from banking and investing activities amounted to RUR 23 million in 2002 which represent consulting services rendered by RTDC. Since RTDC was only acquired in 2002, the Group did not account for such services in 2001.

     Operating Expenses

     Total operating expenses decreased by 4.6% to RUR 26,386 million during the year ended December 31, 2002 from RUR 27,649 million in 2001, mainly due to decrease in following expense lines: Charges by international and local network operators, Taxes other than on income, and Wages, salaries, other benefits and payroll taxes. This reduction in expenses was partly offset by higher depreciation expense and bad debt expense.

     During the year ended December 31, 2002, wages, salaries and other staff costs decreased by 4.5% to RUR 3,704 million in 2002 from RUR 3,877 million in 2001, generally due to the effects of inflation partly offset by the indexation of salaries and termination benefits, or "redundancy payments", paid to retired or terminated employees, resulting from headcount reductions as Rostelecom optimises its organizational structure, modernizes its network and phases out analogue lines. These processes are likely to continue, and in 2003 the Company expects that its staff costs will remain flat as decreases in number of employees will be offset by termination benefits and further salary indexation. In 2002, the Company reduced headcount by about 9%.

     Depreciation of property, plant and equipment increased by 13.9% to RUR 9,106 million in 2002 compared to RUR 7,997 million in 2001. During 2002 the Company formalized a plan to discontinue using certain satellite channels beginning in February 2003. The Company has accordingly revised its estimate of the remaining period of use of the satellite channels. As a result, an additional depreciation expense of RUR 897 million was recognized. In addition, depreciation of property, plant and equipment of RTComm.RU and Westelcom, which were consolidated beginning in 2002, amounted to RUR 96 million in 2002.

     Charges by international network operators for termination of outgoing international calls during the year ended December 31, 2002, decreased by 22.3% to RUR 5,779 million in 2002 from RUR 7,438 million in 2001. This reduction resulted from a decrease in the tariffs billed by international network operators. Tariff decreases are attributable to Rostelecom's interaction with international operators on mutual optimisation of settlement rates. The impact of the tariff decrease was partly offset by the 14% increase in outgoing international traffic.

     Charges by local network operators during the year ended December 31, 2002 decreased by 22.1% to RUR 1,707 million in 2002 from RUR 2,190 million in 2001. This decrease was primarily due to the impact of inflation on ruble denominated settlement rates as well as the elimination of costs charged by Westelcom, as a result of consolidation. Rostelecom began consolidating Westelcom in April 2002. For more information on consolidation of Westelcom please refer to Note 7 to the accompanying consolidated financial statements.

     Administrative and other expenses generally remained flat - the increase by 3% to RUR 3,454 million in 2002 compared to RUR 3,349 million in 2001 is explained primarily by the effect of consolidation of subsidiaries acquired in 2002.

     Taxes other than on income decreased by 46.7% to RUR 872 million from RUR 1,635 million in 2001 as tax risk allowance was reduced in 2002 compared to 2001 due to a change in management's view on taxation related risks.

     Bad debt expense amounted to RUR 863 million in 2002 as compared to the recovery of bad debts of RUR 28 million recognized in 2001. The major reason for the increase of the allowance for doubtful accounts is unauthorized access problem faced by the Company in Moscow. At the end of 2002 Rostelecom entered into an agreement with other local operators in Moscow to undertake joint efforts for prevention of unauthorized access to the telecommunication network in the city. For a more detailed discussion of the risks and uncertainties related to doubtful accounts related to Moscow, see Item 3.D. "Risk Factors - Risks Relating to the Company's Business - The Company faces risks related to its end-user business in Moscow".

     Operating Profit

     In 2002, operating profit decreased by RUR 865 million, or 33%, to RUR 1,755 million from RUR 2,620 million in 2001. As a result, the operating margin fell from 8.7% in 2001 to 6.2% in 2002.

          Net Interest Expense and Other Non-Operating Items, including Income from Sale of Investments, Other Non-Operating Income,
               Net Foreign Exchange Gain (Loss) and Monetary Gain

     Net interest expense and other non-operating items decreased from a net gain of RUR 1,463 million in 2001 to a net gain of RUR 1,139 million in 2002. This was primarily due to a decrease of monetary gain of RUR 2,472 million in 2001 to RUR 165 million in 2002, a foreign currency exchange loss of RUR 983 million in 2002 compared to a foreign currency exchange gain of RUR 291 million in 2001, that was partly offset by a gain from the sale of investments of RUR 1,840 million in 2002 (zero in 2001). Interest paid decreased from RUR 1,515 million in 2001 to RUR 869 million, mainly due to the decrease of the average balance of outstanding loans and the decrease of interest rates in 2002 as compared to 2001.

     The monetary gain of RUR 165 million and RUR 2,472 million for the years ended December 31, 2002 and 2001, respectively, resulted from the application of IAS 29 and represents the gain on holding net monetary liabilities denominated in rubles and other currencies during an inflationary year. The gain is calculated by applying the change in the GPI to the average net monetary
position   (i.e.,   the  difference   between   monetary   assets  and  monetary
liabilities).

     In 2002 the Group recognized net income from the sale of investments of RUR 1,840 million. This gain represented primarily income from sale of the Company's 50% share in Sovintel of RUR 1,733 million and income from sale of its 33.3% interest in Dontelecom, an entity owned by RTDC Holdings, Inc., of RUR 116 million. For more details please refer to Note 13 to the accompanying consolidated financial statements.

     Interest expense amounted to RUR 869 million in 2002. This amount was allocated between industry segments of the Group as follows (in RUR million):

                                  Before                               After
Segment                     eliminations       Eliminations     eliminations

Telecommunications                 2,839            (2,576)              263
Leasing                              473                  -              473
Banking and Investing                133                  -              133
Total                              3,445            (2,576)              869

     Eliminated interest expense principally represents interest charged by RTC-Leasing for telecommunication equipment leased to the Company.

     Income Tax Expense

     The Group's 2002 income tax expense amounted to RUR 1,538 million as compared to an income tax benefit of RUR 881 million reflected in 2001. Such variation was primarily due to a change in the income tax rate from 35% to 24% as of January 1, 2002, and consequential gain of RUR 5,000 million recognized in 2001 in connection with the decrease of deferred tax liability as of December 31, 2001.

     About 94% of income tax of the Group is charged under legislation of the Russian Federation. Management of the Group believes that it is unlikely that income tax rate of 24% effective in the Russian Federation from January 1, 2002 will be changed in the foreseeable future.

     Subsequent Events

     In February 2003, due to the fire in one of the Moscow telephone stations equipment of the Group's associates, Telmos and Golden Telecom was significantly damaged. The Group's share of the losses incurred by these associates as a result of this event in 2003 will be limited to RUR 150 million.

     In 2003, the Group sold its investments in NCC, Baikalwestcom and Yeniseitelecom to companies within the Svyazinvest Group for the following prices (in RUR million):

Investment                   Interest sold      Sales price received         Carrying value of investments as of
                                                                             December 31, 2002 net of associated
                                                                                      negative goodwill
---------------------------------------------------------------------------------------------------------------------
NCC                                50%                       636                             574
Baikalwestcom                      49%                       270                             300
Yeniseitelecom                     49%                       397                             303
---------------------------------------------------------------------------------------------------------------------
Total                                                      1,303                           1,177
---------------------------------------------------------------------------------------------------------------------

     Two credit facility agreements were entered into between Rostelecom and Vneshtorgbank in February 2003 under which maximum amounts of up to JPY 880 million and JPY 105 million, respectively, were available in order to finance the modernization of the Moscow to Novorossiysk FOL. Both credit facilities are available until February 25, 2005. The amounts drawn are payable in seven equal semi-annual installments, beginning February 2003, and must be fully repaid by February 26, 2007. The interest rate on both arrangements is 5.75% per annum. Interest of 0.25% per annum is accrued on the unused amount of each facility. As of June 25, 2003, the principal amounts drawn and outstanding under these credit facilities were JPY 880 million (RUR 226 million at the exchange rate as of June 25, 2003) and JPY 9.36 million (RUR 2.4 million at the exchange rate as of June 25, 2003), respectively.

On September 3, 2001, a tripartite agreement (the "Consortium Agreement") was executed among Rostelecom and Rostelecom-Garantia, both of which originally held in the aggregate 100% in the share capital of RTC-Leasing as of September 3, 2001 (collectively, the "Initial Shareholders"), CJSC North-West Telecombank, Non-Profit Partnership Center for Telecommunications Problems Research, RIB, CJSC Gamma-Invest and CJSC CFP-Finance (collectively, the "Consortium") and RTC-Leasing. The primary goal of the Consortium Agreement was the increase of the market value of the RTC-Leasing shares.

In May, 2003 (the "Signing Date"), the Initial Shareholders, the Consortium and RTC-Leasing signed a supplement to the Consortium Agreement (the "Supplemental Agreement") which obligated the Consortium to perform certain actions which should result in:

     o Writing-off the Company's liabilities to RTC-Leasing in the amount not less than RUR 1.8 billion within a 6-month period from the Signing Date;
     o Selling shares of RTC-Leasing owned by Rostelecom and Rostelecom-Garantia for total amount of not less than RUR 750 million within a 6-month period from the Signing Date;
     o Cancellation of all guarantees and pledges provided by Rostelecom in respect of loans payable by RTC-Leasing within a 12-month period from the Signing Date.

     For additional information, see Item 4.C. "Organizational Structure - RTC-Leasing".

     In June 2003, the Group signed an agreement with Alfa Bank (Russia) related to the restructuring of debt owed to Vnesheconombank. Pursuant to the agreement, the Group debt to Alfa-bank shall be converted into 5.94% notes payable totalling US$ 100 million (RUR 3,178 million) repayable within 36 months in six equal semi-annual installments of US$ 16.7 (RUR 530 million) each. For additional information see Item 5.B - "Liquidity and Capital Resources" and Note 18 to the accompanying consolidated financial statements.

     Results of Operations for the Years Ended December 31, 2001 and 2000

Revenues

The Group's total revenues for the year ended December 31, 2001 amounted to RUR 30,269 million compared to RUR 34,085 million during 2000. The decrease of 11.19% is explained by inflation rates of 20.2% and 18.8% for the years 2000 and 2001, respectively, exceeding tariffs increases. Further, while there was a substantial increase in revenues from local operators both for domestic and outgoing international traffic driven by healthy traffic growth and settlement rates increases, it was offset by the decrease in revenues from international operators for the incoming international traffic as well as the decrease in revenues from subscribers in Moscow.

Revenues from local operators represented 44.06% and 35.96% of total revenues during the years ended December 31, 2001 and 2000, respectively. Revenues from local operators increased by 8.82% to RUR 13,337 million during the year ended December 31, 2001, from RUR 12,256 million during 2000, as a result of an increase in domestic and international long-distance traffic volumes and tariffs for local operators.

Revenues from local operators for outgoing international traffic increased by 31.28% to RUR 5,364 million during the year ended December 31, 2001, from RUR 4,086 million during 2000, as a result of a 30.8% increase in outgoing international traffic and higher tariffs. During 2001, the Company implemented a more flexible tariff policy. As a result, tariffs used in settlements for traffic to the United States, Canada and several European countries were reduced. However, tariffs used in settlements for traffic to CIS countries were increased.

Revenues from local operators for domestic long-distance traffic increased by 7.34% to RUR 5,016 million during the year ended December 31, 2001 from RUR 4,673 million during 2000. The increase in revenue from domestic long-distance traffic is attributable to an increase in the linear component of internal settlements rate (as mentioned in section and an increase in domestic long-distance traffic volumes by 28.55% in 2001 compared to 2000. The main reasons for the traffic growth were further modernization of Rostelecom network, including an increase in the number of automatic connections, extension of local access networks by regional telecommunications operators and the overall increase in per capita income throughout Russia.

Revenues from subscribers in Moscow represented 28.6% of total revenues during the year ended December 31, 2001, compared to 30.4% during 2000. These revenues decreased by 16.51% to RUR 8,648 million during the year ended December 31, 2001 from RUR 10,358 million during 2000. Revenues from subscribers for international traffic decreased by 21.63% to RUR 4,951 million during the year ended December 31, 2001 from RUR 6,318 million during 2000 as a result of a decrease in international traffic, as well as a decrease in tariffs for subscribers as a result of the implementation of the Company's flexible tariff policy and the impact of inflation.

Revenues from subscribers for domestic long-distance traffic decreased by 8.49% to RUR 3,697 million during the year ended December 31, 2001 from RUR 4,040 million during 2000 as a result of impact of inflation which was partially offset by the increase in traffic.

Telephone revenue from foreign operators represented 19.88% of the Group's total revenues during the year ended December 31, 2001 compared to 23.85% during 2000. Telephone revenue from foreign operators decreased by 25.96% to RUR 6,018 million during the year ended December 31, 2001 from RUR 8,128 million during 2000 as a result of a decrease in international tariffs and traffic. International incoming traffic decreased by 3.12% to 869 million minutes during the year ended December 31, 2001 from 897 million minutes during 2000.

Operating Expenses

Total operating expenses decreased by 10.05% to RUR 27,649 million during the year ended December 31, 2001 from RUR 30,375 million during 2000 mainly as a result of a decrease in charges by international network operators, administration and other costs, collection of previously reserved debts and a decrease in wages, salaries and other staff costs. The decrease was partly offset by an increase in depreciation expense and loss on sale of property, plant and equipment.

Charges by international network operators for completing outgoing international calls during the year ended December 31, 2001 decreased by RUR 1,707 million, or 18.67%, compared to 2000. This decrease resulted from a decrease in international traffic and tariffs billed by other international network operators.

Charges by national network operators during the year ended December 31, 2001 decreased by RUR 84 million, or 3.70%, compared to 2000. The decrease mainly resulted from the impact of inflation on flat expenses which was partially offset by an increase in traffic volumes through national operators' network.

Administration and other costs decreased by RUR 1,543 million, or 31.54%, compared to 2000 as a result of cost reduction policy implemented by the Group's management during 2001.

As a result of improved collectibility of debts in 2001 as compared to 2000, the Group's bad debt provision decreased from RUR 2,201 million to RUR 1,825 million as of December 31, 2000 and 2001, respectively, and a recovery of bad debts of RUR 28 million was recognized in the Group's consolidated statement of operations for 2001.

During the year ended December 31, 2001, wages, salaries and other staff costs decreased by RUR 333 million, or 7.90%, compared to 2000 as a result of a 3.24% decrease in the number of personnel as a result of the Company's policy to enhance attrition and the effect of inflation of prior year payroll expenses for their presentation in accordance with IAS 29. The decrease was partially offset by the cost of issuance of preferred shares in subsidiary as equity-based compensation amounting to RUR 279 million.

Depreciation of property, plant and equipment, including buildings and site services, cable and transmission devices, exchanges and other fixed assets, increased during the year ended December 31, 2001 by RUR 370 million, or 4.85%, compared to 2000. The increase resulted mainly from inflationary effects on the Group's historical cost of property, plant and equipment in accordance with IAS 29.

Other operating expenses during the year ended December 31, 2001 increased by RUR 600 million, or 26.89%, in real terms as compared to 2000, mostly due to a greater loss on sale of property, plant and equipment.

Operating Profit

Operating profit decreased by RUR 730 million, or 21.73%, to RUR 2,620 million during the year ended December 31, 2001 from RUR 3,350 million during 2000. This represents a decrease in the operating profit margin from 9.83% during the year ended December 31, 2000 to 8.66% during 2001.

Net  Interest   Expense  and  Other   Non-Operating   Items,   including   Other
Non-Operating Income, Net Foreign Exchange Gain (Loss) and Monetary Gain

Net interest expense and other non-operating items increased from a net loss of RUR 166 million in 2000 to net income of RUR 1,463 million in 2001. This is primarily due to a decrease in gross interest expense by RUR 1,533 million, or 48.83%, to RUR 1,607 million during the year ended December 31, 2001, compared to RUR 3,140 million during 2000, of which the Group has capitalized RUR 92 million and RUR 315 million during 2001 and 2000, respectively.

Monetary gain of RUR 2,472 million and RUR 1,782 million for the years ended December 31, 2001 and 2000, respectively, resulted from application of IAS 29 and represents gains on holding net monetary liabilities in rubles and currencies other than ruble during an inflationary year. The gain is calculated by applying the change in the GPI to the average net monetary position (i.e., the difference between monetary assets and monetary liabilities).

Income Tax Expense

The Group's income tax expense decreased during 2001 from a net income tax expense of RUR 5,088 million for 2000 to a net income tax benefit of RUR 881 million for 2001. The decrease was mostly the result of a change in the income tax rate from 35% to 24% as of January 1, 2002. The decrease was partially offset by an increase in the Group's current tax charge by RUR 758 million, or 34.04%, during the year ended December 31, 2001 compared to 2000 as a result of change in the income tax rate from 30% to 35% during 2001.

     U.S. GAAP information

     The Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). For the years ended December 31, 2002 and 2001 net income reported under IFRS amounted to RUR 678 million and RUR 4,607 million, respectively, as compared to net income reported under U.S. GAAP of RUR 73 million and RUR 4,458 million, respectively. As of December 31, 2002 and 2001 total shareholders' equity reported under IFRS totalled to RUR 49,033 million and RUR 48,754, respectively, as compared to total shareholders' equity reported under U.S. GAAP of RUR 54,381 million and RUR 54,666, respectively.

     The most significant differences between IFRS and U.S. GAAP, which affect financial position and results of operations of the Group, relate to accounting for property, plant and equipment and investments in associates. Brief summary of such differences is presented below. For more detailed information refer to
Note 34 to the accompanying consolidated financial statements.

     Accounting for Property, Plant and Equipment

     As described in Note 5 to the accompanying consolidated financial statements, certain property, plant and equipment has been recorded at a valuation amount in accordance with IFRS rather than at historical cost, which is required under U.S. GAAP. The Group was unable to quantify the effect of the difference in accounting treatment as reliable historical cost information and information regarding acquisition dates was not available.

     In 1998, in accordance with IAS 36, "Impairment of Assets", the Group recognized an impairment loss of RUR 8,699 million on its property, plant and equipment other than construction in progress. The impairment loss was calculated based on the present value of estimated future cash flows from the continuing use of the assets using a real-terms (inflation adjusted) discount rate of 20%. IAS 36 requires an assessment of the recoverable amount of an asset whenever there is an indication that the Group's assets may be impaired. Management believed that the Russian economic crisis in 1998 constituted such an indication.

     Under U.S. GAAP, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (superseded by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for financial statements issued for fiscal years beginning after December 15, 2001), required an initial assessment of impairment based on undiscounted cash flows whenever there is an indication that impairment may exist. Due to the fact that the sum of undiscounted expected future cash flows was in excess of the carrying amount of the Group's property, plant and equipment as of December 31, 1998, an impairment loss was not recognized for U.S. GAAP reporting. Management considers that all of the Group's property, plant and equipment, with the exception of construction in progress, represent the lowest level for which there are largely independent and identifiable cash flows.

     Since no impairment loss was recognized under U.S. GAAP in 1998, a different asset base is used to compute U.S. GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing 1999. Net additional expense recognized due to these differences amounted to RUR 502 million in 2002 compared to RUR 81 million in 2001 and RUR 681 million in 2000.

     Accounting for Investments in Associates

     In accordance with IAS 28, "Accounting for Investments in Associates", an investment in associate that is acquired and held exclusively with a view to its disposal in the near future should be accounted for as an available-for-sale financial asset in accordance with IAS 39, "Financial Instruments: Recognition and Measurement".

     As described in Notes 13 and 33 to the accompanying consolidated financial statements, the Group acquired in 2002 and, after December 31, 2002, sold certain of the investments which in the normal course of business, would qualify for equity method accounting. In IFRS accounts these investments were classified and accounted for as available-for-sale and their fair value as of December 31, 2002 was RUR 1,632 million. Negative goodwill attributable to these investments of RUR 455 million was included in the current portion of negative goodwill.

     Effective January 1, 2002, SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets", eliminated the exception to application of the equity method for an investment in associates where significant influence is likely to be temporary. Accordingly, in U.S. GAAP accounts, the investments in these associates were accounted for using equity method of accounting applied from the date of the business combination with RTDC Holdings, Inc. As of December 31, 2002, the carrying amount of RUR 1,071 million related to the Group's investment in these associates was included in U.S. GAAP balance sheet. The Group's share in net income / loss of these associates amounted to a gain of RUR 157 million. The loss of RUR 22 million represents the difference between the amount of gain from changes in the fair value of these available-for-sale investments, recognized in the IFRS accounts, and the amount of equity income, reported under the U.S. GAAP, net of tax and minority interest.

     As described in Notes 8 and 13 to the accompanying consolidated financial statements, during 2002, the Group acquired 15% of voting stock of Golden Telecom, Inc. In the opinion of management, the Group exercises significant influence on financial and operating policies of Golden Telecom. In accordance with IAS 28, "Accounting for Investments in Associates", the Group amortizes the equity method goodwill related to its investment in Golden Telecom over its estimated useful life of 8 years. During 2002, in its IFRS accounts, the Group recognized a related amortization expense in the amount of RUR 32 million. Also, during 2002, in its IFRS accounts, the Group recognized goodwill of RUR 42 million in connection with certain business combinations and purchases of minority interests. Amortization of goodwill in 2002 amounted to RUR 3 million.

     In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is not amortized and is subject to annual impairment tests in accordance with SFAS No. 142. The Group performed the annual impairment test in respect to recoverability of the carrying amount of goodwill at December 31, 2002. No impairment was recognized as of December 31, 2002, as the recoverable amount exceeded the carrying amount of goodwill.

     As disclosed in Note 8 to the accompanying consolidated financial statements, during 2002, due to certain changes in management's estimates and in accordance with provisions of IAS 36 "Impairment of Assets", in its IFRS accounts the Group recorded a partial reversal of an impairment loss of RUR 52 million, net of tax, recognized in 2001 in connection with its investment in MCC which was accounted for using the equity method. U.S. GAAP prohibits reversals of previously recognized impairment losses.

New accounting pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the asset's useful life. The liability is accreted to its present value each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized. The

Group is required and plans to adopt the provisions of SFAS No. 143, effective January 1, 2003. To accomplish this, the Group must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require gathering market information and the development of cash flow models. Additionally, the Group will be required to develop processes to track and monitor these obligations. The Group is still assessing the impact that SFAS No. 143 will have on its results of operations, financial position and cash flows.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections". This statement is effective for financial statements issued for fiscal years beginning after May 15, 2002. It amends certain existing authoritative pronouncements in respect to debt extinguishments, intangible assets of motor carriers, leases, etc. to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Group elected to early adopt this new standard beginning from January 1, 2002 and, as disclosed in Note 18, classified a gain from early extinguishments of debt payable to Siemens AG as non-operating income.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which replaces Emerging Issues Task Force
(EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The types of costs affected by this Standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. SFAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized only when the liability is irrevocably incurred (rather than at the date of management's commitment to an exit or disposal plan). The recognized liability is to be initially measured at fair value and subsequently adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Group does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations, financial position and cash flows.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 clarifies and expands the disclosure requirements related to guarantees and product warranties, and requires a guarantor to recognize a liability for the fair value of the obligation it assumes under that guarantee. The Group adopted the disclosure requirements applicable to financial statements for periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. The Group does not expect the adoption of FIN 45 to have a material impact on its results of operations, financial position and cash flows.

In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables". The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The Group is required and plans to adopt the provisions of EITF 00-21, effective July 1, 2003. The Group is still assessing the impact that EITF 00-21 will have on its results of operations, financial position and cash flows.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities ("VIEs")". This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities ("SPEs"). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its "variable interests" (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE's assets and liabilities). The Group has adopted Interpretation's disclosure provisions, effective for all financial statements issued after January 31, 2003, which require all holders of variable interests in VIEs to disclose the nature, purpose, size and activities of the VIEs, including the maximum exposure to losses. The consolidation requirements apply to all new VIEs created on and after February 1, 2003, with transitional provisions for VIEs that existed prior to that date. The Group plans to adopt the transition consolidation provisions of FIN 46 on July 1, 2003. To accomplish this, the Group and its operating subsidiaries must identify all VIEs, if any, and determine the expected loss and expected residual returns associated with the variable interests. The determination of expected losses and expected residual returns is complex and will require the Group to develop cash flow models. The Group is still assessing the impact that FIN 46 will have on its results of operations, financial position and cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation --Transition and Disclosure", which amends SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. The Group does not expect the adoption of SFAS No. 148 to have a material impact on its results of operations, financial position and cash flows.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, companies could only account for as equity and requires that these instruments be classified as liabilities in statements of financial position. The statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial statements created before the issuance of this statement and still existing at the beginning of the interim period of adoption. The Group is currently assessing the impact that the adoption of SFAS No. 150 will have on its results of operations, financial position and cash flows.

     5.B Liquidity and Capital Resources

     Rostelecom's principal sources of funds historically have been cash flows from its operating activities and vendor financing arrangements related to capital expenditures. Rostelecom's operating activities generated net cash of RUR 5,713 million in 2002 and RUR 6,963 million in 2001. The repayment of certain vendor financing arrangements is secured by telecommunications equipment leased from RTC-Leasing. As of December 31, 2002, approximately 16% of total property, plant and equipment were pledged to secure such financing. Rostelecom expects to continue financing a significant portion of its capital expenditures from its internal sources, such as cash from operations, and to raise the remaining amounts through external sources. There can be no assurance, however, that such external financing will be available to Rostelecom on commercially acceptable terms. For a more detailed discussion of the risks and uncertainties related to external financing, see Item 3.D. "Risk Factors". However, the management believes that cash flows generated from operations in 2003 and 2004 will be sufficient to finance working capital needs and the Group's existing obligations will be repaid as they come due.

     The Group's outstanding indebtedness, including bonds issued by RTC-Leasing, loans related to vendor financing and credit agreements decreased in real terms by RUR 621 million, or 6.9%, to RUR 8,383 million as of December 31, 2002 from RUR 9,004 million as of December 31, 2001, of which as of December 31, 2002, RUR 6,066 million was due within one year and RUR 2,317 million was due between one and five years. As of December 31, 2002, approximately 60% of the Group's interest bearing loans were denominated in foreign currencies, as compared to 83% in 2001. As of December 31, 2001, loans consisted primarily of vendor financing related to capital expenditures and the credit facilities provided by various credit institutions, while as of December 31, 2002, approximately 30% of borrowings related to the financing of new leasing agreements incurred by RTC-Leasing with the companies of the Svyazinvest Group and other telecommunication companies.

     The amount available for drawing under the Group's credit agreements as of December 31, 2002 was RUR 2,965 million. Virtually none of these credit arrangements were available for general corporate purposes but instead were for leasing services only.

     The Group had foreign currency denominated borrowings of RUR 4,065 million as of December 31, 2002, which are required to be repaid over the next 5 years. Of the total foreign currency denominated borrowings, 76% was denominated in Japanese Yen, 20% - in U.S. dollars, and 4% - in Euros. Between January 1, 2003 and June 25, 2003, the Russian ruble increased in value as compared to the Japanese Yen by approximately 4% and as compared to the U.S. dollar, by approximately 4.5%, but declined as compared to the Euro by 6%, and this cumulatively has decreased the ruble carrying value of these borrowings by approximately RUR 144 million. However, there is a risk that a decline in the value of the Russian ruble as opposed to major world currencies may occur. An additional devaluation would both increase the Group's effective cost of borrowing and make it more difficult to incur additional indebtedness and repay or re-finance existing indebtedness.

     The Group had also Russian ruble denominated borrowings of RUR 4,318 million, as of December 31, 2002.

The weighted average interest rate of loans was 11.7% and 9.4% as of December 31, 2002 and 2001, respectively. The Group does not use any financial instruments to hedge against its exposure to fluctuations in interest and foreign exchange rates.

The maturity profile of interest bearing loans, their currency and the interest rate structure is presented in Note 18 to the accompanying consolidated financial statements. The summarized maturity profile of the Group's interest bearing loans and other borrowings as of December 31, 2002 is presented below (in RUR million):

                                                                     2002
------------------------------------------------------------------------------
Maturity
Current portion of interest bearing loans and borrowings            6,066
------------------------------------------------------------------------------

Between one to two years                                              919
Between two to three years                                            641
Between three to four years                                           479
Between four to five years                                            278
------------------------------------------------------------------------------
Non-current portion of interest bearing loans                       2,317
------------------------------------------------------------------------------

Total interest bearing loans and borrowings                         8,383
==============================================================================

     Loans and borrowings of the Company

     In the 1990s the Company was investing significant amounts of money in the development of its backbone network. Such development could not be financed from internal sources only, so the Company had to raise funds externally and entered into a number of credit arrangements. In 2002 and early 2003, the Company made significant efforts to decrease its external indebtedness. In particular, the following loans were discharged in full:

     A U.S. $78.5 million credit agreement was entered into between Rostelecom and Telecom Italia in May 1994. The purpose of the financing was to construct an underwater cable between Italy, Turkey, Ukraine and Russia. Proceeds from certain specified international traffic were used as security for this credit, and such proceeds were regularly deposited into an escrow account to satisfy the repayment condition. Repayment was due in 14 semi-annual installments in June and December of each year, beginning in 1995. The last installment was required to be made no later than December 2002. The interest rate was LIBOR+3%. As of December 31, 2001, the outstanding principal amount was U.S. $10.2 million. In January 2002, the indebtedness was fully repaid by the Company. There was no gain or loss on early extinguishment of this loan.

     A U.S. $28.25 million credit agreement between Rostelecom and Merrill Lynch was entered into in February 2000 to finance working capital. The obligation was unsecured and was to be repaid in quarterly installments of 1/16 of the loan's principal amount, commencing August 2000, with the final payment due no later than May 2004. The interest rate was LIBOR+6%. As of December 31, 2001, the outstanding principal amount was U.S. $17.7 million. In May 2002, the debt was fully repaid by the Company. There was no gain or loss on early extinguishment of this loan.

     A revolving credit agreement, dated September 6, 1993, was entered into between Rostelecom and Siemens Aktiengesellschaft ("Siemens") (the "Credit
Agreement"), under which a maximum of DEM 170 million was available for the purposes of financing the purchase by Rostelecom of equipment and services from Siemens, including certain telephone, cable, transmission and switching equipment. The credit line was secured by the proceeds due to Rostelecom under a service agreement between Rostelecom and Deutsche Bundespost Telecom AG and the Agreement to Transfer Rights and Grant Security, dated September 6, 1993, as amended, between Rostelecom and Siemens. The borrowings bore interest at the rate of EURIBOR plus 2% per annum. The principal of and interest on the borrowings under the Credit Agreement were to be repaid in quarterly installments in amounts calculated pursuant to the Trust Agreement, dated September 8, 1993, as amended, among Rostelecom, Siemens and Ost-West Handelsbank, a German bank, until such borrowings were fully repaid. The amounts owed under the Credit Agreement had no stated maturity date. In September 2002, Rostelecom decided to repay the outstanding amounts under the Credit Agreement in order to minimize losses from the expected continued rise of the euro exchange rate and to reduce costs related to debt servicing and future interest payments. The repayment of the outstanding amounts under the Credit Agreement, which as of September 30, 2002 was EUR 31.6 million, was carried out through a series of related transactions in which (i) Rostelecomleasing (Cyprus) Limited ("Rostelecomleasing"), a subsidiary of RTC-Leasing, acquired Siemens' rights under the Credit Agreement pursuant to a Transfer Agreement, dated September 30, 2002, between Siemens and Rostelecomleasing, and acknowledged by Rostelecom and
(ii) subsequently, T&IB Equities (Cyprus) ("T&IB"), a financing company (which also served as a financial advisor to this transaction) acquired from Rostelecomleasing its rights under Credit Agreement, pursuant to a Transfer
Agreement, dated October 1, 2002, between T&IB and Rostelecomleasing, and acknowledged by Rostelecom and on the same day, T&IB entered into a Novation Agreement

(the "Novation Agreement") with Rostelecom. On November 29, 2002, Rostelecom delivered to T&IB promissory notes in the aggregate fair value amount of EUR
24.5 million issued by two members of the Group, RTC-Leasing and RIB, and other third parties, in order to extinguish its obligations to T&IB under the Credit Agreement and the Novation Agreement. The promissory notes issued by RTC-Leasing were in the aggregate amount of EUR 21.4 million, bore interest at the rate of 12% per annum and were payable upon request, but no earlier than December 25, 2002. The promissory notes issued by RIB were in the aggregate amount of EUR 1.0 million, bore interest at the rate of 10% per annum and were payable upon request, but no earlier than January 10, 2003. The RTC-Leasing and RIB promissory notes were paid in full on December 25, 2002 and January 10, 2003, respectively. Rostelecom recognized a gain on this transaction in the amount of approximately EUR 7 million (RUR 230 million) in 2002 (refer to Note 18 to the consolidated financial statements).

     A DEM 9.35 million (EUR 4.78 million) credit agreement was entered into between Rostelecom and Vnesheconombank in March 1996. The amounts drawn were payable in 15 equal semi-annual installments of EUR 0,3 million, beginning in September 1996. The interest rate was 7% per annum. The last repayment was due on February 2003. The loan was incurred for the purpose of purchasing transmission systems. The loan was guaranteed by the Government of the Russian Federation. As of December 31, 2002, the principal amount outstanding was EUR
0.3 million (RUR 11 million). The loan was fully repaid in February 2003.

     The Group's total amount of interest bearing loans outstanding as of December 31, 2002, was RUR 6,846 million compared with RUR 7,800 million as of December 31, 2001.

     The outstanding loans are as follows:

     U.S. Dollar Denominated Loans of the Company

     A US $40.8 million credit agreement was entered into between Rostelecom and Sumitomo Corporation in March 1997. The loan is secured by the equipment purchased through the loan and by cash balances deposited in designated escrow accounts. The loan will be repaid in 25 quarterly payments, beginning in 1999, the last of which is to be made not later than July 2005. The interest rate is LIBOR+3.2%. The purpose of the loan was to finance construction of FOL
Novosibirsk-Khabarovsk. As of December 31, 2002, the amount of outstanding principal was U.S.$15.9 million (RUR 507 million).

     Japanese Yen Denominated Loans of the Company

     JPY 11,601 million (RUR 3,089 million) credit agreement, dated August 16, 1994, was entered into among Rostelecom, the Council of Ministers (the Government of the Russian Federation) and Vnesheconombank (hereinafter, the "Debt Obligation"). The principal of the loan was repayable in equal annual instalments of JPY 2,105 million, with the final payment due not later than October 2001. The interest rate was 3% per annum. In 2000, a Russian Federation Government decree provided for the restructuring of the indebtedness to the Russian Federation Government administered by Vnesheconombank over a 10-year period at an interest rate of 3% per annum. In accordance with the provisions of the decree, in 2001, the Group entered into negotiations with respect to restructuring this credit agreement on said terms. As the abovementioned decree did not specify the procedure of the debt restructuring, as of December 31, 2002 and 2001 the Group was technically in default with respect to the principal and interest on Debt Obligation. In 2002 the Group repaid several other loans totalling to RUR 1,909 million which contained cross default provisions and therefore were also technically defaulted. As of December 31, 2002 the Group does not have loans which contain cross default provisions.

     Concurrently Rostelecom held negotiations with OJSC Alfa-Bank ("Alfa-Bank"), a Russian bank, in order to restructure the Debt Obligation, pursuant to which Rostelecom executed an Agency Agreement with Alfa-Bank in June 2003 (the "Agency Agreement"). As a result of negotiations between Rostelecom and Alfa-Bank, the Board of Directors of Rostelecom approved the restructuring plans on May 12, 2003. This restructuring will involve the termination of Rostelecom's obligations to the Russian Federation Government under the Debt Obligation through a transfer, in accordance with Russian Federation Government Resolution No. 221, of the Russian Federation Government's rights to such Debt Obligation to the Russian Federation Finance Ministry, with Alfa-Bank acting as an agent under the Agency Agreement. The Agency Agreement obligates Alfa-Bank to settle the entire outstanding indebtedness under the Debt Obligation to the federal budget. Under the terms of the Agency Agreement, Rostelecom will reimburse to Alfa-Bank costs associated with the settlement of the Debt Obligation by issuing seven promissory notes in the aggregate amount of approximately U.S.$100 million (RUR 3,178 million) bearing interest of 5.94% per annum and repayable within 36 months period in 6 equal semi-annual instalments of U.S.$ 16.7 million (RUR 530 million) each. The Agency Agreement provides for the early redemption of the promissory notes by the Company at its sole option within the 36 month period. The one-time fee to Alfa-Bank will be U.S.$ 100,000. As of December 31, 2002, Rostelecom's overdue indebtedness under the Debt Obligation is JPY 14,165 million, including JPY 11,601 million (RUR 3,089 million) of principal, JPY 45 million (RUR 12 million) of interest and JPY 2,519 million (RUR 667 million) of fees and penalties.

     Euro Denominated Loans of the Company

     A DEM 13.6 million (EUR 6.95 million) credit agreement was entered into between Rostelecom and Vnesheconombank in June 1995. The loan was incurred for the purpose of purchasing automatic switching systems EWSD. The loan is payable in 15 semi-annual installments, beginning in August 1997 and the last installment payment is due in August 2004. The interest rate is PLAFON-S, a variable rate, which as of December 31, 2002 was 6.5%. The loan is secured by a guarantee of the Government of the Russian Federation. As of December 31, 2002, the principal amount outstanding under the credit agreement was EUR 1.85 million (RUR 61 million).

     Ruble Denominated Loans of the Company

     A RUR 850 million credit agreement was entered into between Rostelecom and Sberbank in April 1999 for the purpose of purchasing telecommunications equipment. The loan is secured by the purchased equipment. Originally, the principal was payable in 9 quarterly installments, beginning in March 2000. The last installment payment was due no later than April 2002. The interest rate is 20% per annum. In March 2002, the indebtedness was restructured and the maturity date was extended to December 2003. The payment schedule was amended so that the principal repayments began in July 2002 and was payable in 4 equal quarterly installments. In March 2003, the interest rate was reduced to 16% per annum. In accordance with the new payment schedule, as of December 31, 2002, the outstanding principal amount under the credit agreement was RUR 50 million.

     The only material restrictive clause in all the credit agreements described above is that the proceeds of the loans must be used to fund the project specified.

     Loans and borrowings of subsidiaries

     U.S. Dollar Denominated Loans of RTC-Leasing

     A credit facility agreement was entered into between RTC-Leasing and ING Bank (Eurasia) in October 2000 under which a maximum amount of U.S.$ 4.3 million was available in order to finance the purchase of the telecommunications equipment to be leased to Rostelecom and RTComm.RU. The maturity date is October 2003. Interest rate is LIBOR multiplied by 365/360 plus 6% per annum. The undrawn balance does not accrue interest. The loan is guaranteed by Rostelecom. In addition, the loan is secured by telecommunications equipment leased to Rostelecom and RTComm.RU. As of December 31, 2002, the principal amount outstanding under the credit facility was U.S.$ 1.4 million (RUR 46 million).

     A credit facility agreement was entered into between RTC-Leasing and ING Bank (Eurasia) in March 2000 under which a maximum amount of U.S.$ 10.0 million was available in order to finance the purchase of the telecommunications equipment from Hewlett-Packard. The maturity date is March 2004. The interest rate is 15% per annum. The undrawn balance does not accrue interest. The loan is guaranteed by Rostelecom. As of December 31, 2002, the principal amount outstanding under the credit facility was U.S.$ 2.9 million (RUR 93 million).

     A credit facility agreement was entered into between RTC-Leasing and Russian Commercial Bank, Zurich, Switzerland in April 2002 (the "April 2002 Credit Facility Agreement") under which a maximum amount of a U.S.$ 1.9 million was available in order to finance the purchase of the equipment to be leased by RTC-Leasing to Vneshtorgbank. The maturity date is March 2005. The interest rate is LIBOR divided by 0.95 plus 6.316% per annum. As of December 31, 2002, the principal amount outstanding under the credit facility was U.S.$ 1.6 million (RUR 52 million).

     A credit facility agreement was entered into between RTC-Leasing and Vneshtorgbank in July 2001 under which a maximum amount of U.S.$ 4.1 million was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to OJSC MGTS. The maturity date is July 2004. The interest rate is LIBOR plus 8% per annum. The undrawn balance accrues interest at the rate of 0.6% per annum. As of December 31, 2002, the principal amount outstanding under the credit facility was U.S.$ 3.1 million (RUR 98 million).

     A credit facility agreement was entered into between RTC-Leasing and ING Bank (Eurasia) in August 2001 under which a maximum amount of JPY 259 million was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to Rostelecom. The maturity date is August 2004. The interest rate is LIBOR plus 3.5% per annum. The undrawn balance does not accrue interest. As of December 31, 2002, the principal amount outstanding under the credit facility was U.S.$ 0.9 million (RUR 29 million), since all settlements are made in U.S. dollars.

     Euro Denominated Loans of RTC-Leasing

     A credit facility agreement was entered into between RTC-Leasing and ING Bank (Eurasia) in May 2002 under which a maximum amount of EUR 2.9 million was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to CenterTelecom. The maturity date is April 2003. The interest rate is LIBOR plus 5% per annum. In April 2003 the loan was fully repaid.

     Ruble Denominated Loans of RTC-Leasing

     A credit facility agreement was entered into between RTC-Leasing and Sberbank in August 1999 under which a maximum amount of RUR 953 million was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to Rostelecom. The maturity date was January 2003. The interest rate was 20% per annum. In January 2003, the indebtedness was fully repaid.

     A credit facility agreement was entered into between RTC-Leasing and Sberbank in April 2000 under which a maximum amount of RUR 1,112 million was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to Rostelecom. The maturity date was February 2003. The interest rate was 20% per annum. In February 2003, the indebtedness was fully repaid.

     A credit facility agreement was entered into between RTC-Leasing and Sberbank in August 2002 under which a maximum amount of RUR 963 million (equivalent to U.S.$ 30.3 million) was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to OJSC Megafone. The maturity date is August 2006. The interest rate was 20% per annum. As of June 25, 2003, it was reduced to 14%. The undrawn balance accrues interest at the rate of 0.4% per annum. As of December 31, 2002, the principal amount outstanding under the credit facility was RUR 764 million.

     A credit facility agreement was entered into between RTC-Leasing and Sberbank in April 2002 under which a maximum amount of RUR 152 million was available in order to use for working capital. The maturity date was April 2003. The interest rate was 18% per annum. In April 2003, the indebtedness was fully repaid.

     A credit facility agreement was entered into between RTC-Leasing and Sberbank in October 2002 under which a maximum amount of RUR 66 million was available for working capital. Equipment leased out to Rostelecom was pledged. The maturity date is October 2003. The interest rate is 18% per annum. The undrawn balance accrues interest at the rate of 0.85% per annum. As of December 31, 2002, the principal amount outstanding under the credit facility was RUR 66 million.

     A credit facility agreement was entered into between RTC-Leasing and Sberbank in August 2002 under which a maximum amount of RUR 489 million was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to OJSC Uralsvyazinform. The maturity date is August 2007. The interest rate was 20% per annum. As of June 25, 2003, it was reduced to 14%. The indebtedness is secured by a pledge of the telecommunications equipment leased out to Uralsvyazinform (a subsidiary of Svyazinvest). The undrawn balance accrues interest at the rate of 0.85% per annum. As of December 31, 2002, the principal amount outstanding under the credit facility was RUR 287 million.

     A credit facility agreement was entered into between RTC-Leasing and Sberbank in August 2002 under which a maximum amount of RUR 314 million was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to OJSC Southern Telecommunications Company ("STC"). The maturity date is August 2007. The interest rate was 20% per annum. As of June 25, 2003, it was reduced to 14%. The undrawn balance accrues interest at the rate of 0.85% per annum. The indebtedness is secured by a pledge of the telecommunication equipment leased out to STC (a subsidiary of Svyazinvest). As of December 31, 2002, the principal amount outstanding under the credit facility was RUR 226 million.

     A credit facility agreement was entered into between RTC-Leasing and Sberbank in August 2002 under which a maximum amount of RUR 583 million was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to OJSC CenterTelecom. The maturity date is August 2007. The interest rate was 20% per annum. As of June 25, 2003, it was reduced to 14%. The undrawn balance accrues interest at the rate of 0.85% per annum. The indebtedness is secured by a pledge of the telecommunication equipment leased out to CenterTelecom (a subsidiary of Svyazinvest). As of December 31, 2002, the principal amount outstanding under the credit facility was RUR 307 million.

     A credit facility agreement was entered into between RTC-Leasing and Sberbank in August 2002 under which a maximum amount of RUR 540 million was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to OJSC North-West (Severno-Zapadniy) Telecom. The maturity date is August 2007. The interest rate was 20% per annum. As of June 25, 2003, it was reduced to 14%. The undrawn balance accrues interest at the rate of 0.85% per annum. The indebtedness is secured by a pledge of the telecommunication equipment leased out to North-West Telecom (a subsidiary of Svyazinvest). As of December 31, 2002, the principal amount outstanding under the credit facility was RUR 56 million.

     A credit facility agreement was entered into between RTC-Leasing and Sberbank in August 2002 under which a maximum amount of RUR 631 million was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to OJSC Volga Telecom. The maturity date is August 2007. The interest rate was 20% per annum. As of June 25, 2003, it was reduced to 14%. The undrawn balance accrues interest at the rate of 0.85% per annum. The indebtedness is secured by a pledge of the telecommunication equipment leased out to Volga Telecom (a subsidiary of Svyazinvest). As of December 31, 2002, the principal amount outstanding under the credit facility was RUR 260 million.

     A credit facility agreement was entered into between RTC-Leasing and Sberbank in August 2002 under which a maximum amount of RUR 309 million was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to OJSC Dalsvyaz. The maturity date is August 2007. The interest rate was 20% per annum. As of June 25, 2003, it was reduced to 14%. The undrawn balance accrues interest at the rate of 0.85% per annum. The indebtedness is secured by a pledge of the telecommunication equipment leased out to Dalsvyaz (a subsidiary of Svyazinvest). As of December 31, 2002, the principal amount outstanding under the credit facility was RUR 90 million.

     A credit facility agreement was entered into between RTC-Leasing and Sberbank in August 2002 under which a maximum amount of RUR 1,090 million was available in order to finance the purchase of the telecommunications equipment to be leased by RTC-Leasing to OJSC Sibirtelecom. The maturity date is August 2007. The interest rate was 20% per annum. As of June 25, 2003, it was reduced to 14%. The undrawn balance accrues interest at the rate of 0.85% per annum. The indebtedness is secured by a pledge of the telecommunication equipment leased out to Sibirtelecom (a subsidiary of Svyazinvest). As of December 31, 2002, the principal amount outstanding under the credit facility was RUR 347 million.

     Ruble Denominated Bonds of RTC-Leasing

     In 2001, RTC-Leasing issued two series of short-term bonds in order to increase its working capital. The first bond issuance was in April 2001, in an aggregate principal amount of RUR 500 million and with a par value of RUR 1,000. The bonds were fully repaid in October 2001.

     The second bond issuance was in October 2001, in an aggregate principal amount of RUR 1,000 million and with par value of RUR 1,000. The bonds were sold at par. Interest was fixed at 23% per annum. The bonds were fully repaid in October 2002.

     In November 2002, RTC-Leasing issued 1,500,000 bonds in an aggregate principal amount of RUR 1,500,000,000 in order to increase its working capital. The bonds were sold at par. The bonds mature in November 2004 with an early redemption option exercisable in November 2003. The interest was 18% and 16% per annum for the first and second years, respectively, payable semi-annually. As of December 31, 2002, the aggregate principal amount of bonds outstanding was RUR 1,500 million. This amount includes RUR 15 million of bonds held by RIB, a member of the Group, which amount was eliminated in consolidation.

     Other  loans  of  the  Group   amount  to   approximately   RUR  9  million
(approximately U.S. $242,400).

     Cash Flows

     A summary of the Group's cash flows is presented below (in RUR million):

------------------------------------------------------------------------------------------------------------------------
                                                           Year ended December 31
------------------------------------------------------------------------------------------------------------------------
                                                           2002                 2001                2000
------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                  5,713                6,963               6,945
------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                      (3,501)              (2,768)             (3,748)
------------------------------------------------------------------------------------------------------------------------
   Including purchase of property, plant and equipment     (2,281)              (2,020)             (3,491)
------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                      (411)                (3,255)             (4,257)
------------------------------------------------------------------------------------------------------------------------

     Net cash provided by operating activities decreased by RUR 1,250 million or 18% to RUR 5,713 million in 2002 compared to RUR 6,963 million in 2001. The main reasons of such decrease were growth of income tax paid from RUR 2,848 million in 2001 to RUR 3,558 million in 2002 as well as substantial increase in lease receivables of RUR 3,408 million in 2002 with the corresponding increase of accounts payable of only RUR 691 million.

     Net cash used in investing activities during 2002 increased by RUR 733 million or 26% compared to 2001, primarily due to the use of cash for the acquisition of subsidiaries of RUR 1,138 million. The Group's 2002 capital expenditures amounted to RUR 2,281 million, representing growth of RUR 261 million over 2001 investments in property, plant and equipment. At the same time, net cash outflow from the operations with available-for-sale financial instruments (primarily promissory notes) amounted in 2002 to RUR 228 million as compared to RUR 871 million in 2001.

     Net cash used in financing activities in 2001 of RUR 3,255 million decreased to RUR 411 million in 2002, primarily due to the raising of borrowing by RTC-Leasing in the second half of 2002 to finance acquisition of equipment for new lease agreements entered into in 2002. For details refer to "Loans and borrowings" section above.

     Restrictions on Dividend Distribution

The Company's statutory accounting reports are the basis of dividend distribution. Russian legislation identifies the limit for dividend distributions as the amount of retained earnings, as mandated by the statutory accounting rules. Statutory retained earnings for the Company as of December 31, 2002 amounted to RUR 6,797 million.

It should be noted that the Joint Stock Companies Law was amended in 2002 to allow quarterly payments of the dividend. For details refer to Item 10.B. "Articles of Association".

     Capital Expenditures

     The Group's capital expenditure program, approved by the Board of Directors, projects capital expenditures of approximately RUR 4.5 billion for the year ending December 31, 2003, compared to capital expenditures of RUR 2.3 billion in 2002, and which is expected to be funded by cash from operations.

     The  capital   expenditure  program  for  2003  and  further  includes  the implementation of the following major projects:

     Completion of the Gatikha to Apastovo line in the Central and Volga regions, with a branch to Nizhny Novgorod and Cheboksary. The construction of this high-speed digital line, which is 933 km in length, will provide a backup for the European part of the Moscow to Khabarovsk trunk line, and provide Nizhny Novgorod and Cheboksary Automatic Trunk Exchanges with access to the Company's trunk network.

     Completion of the FOL from Kaliningrad to Gvardeisk with a branch to the Lithuanian border, which will link Kaliningrad to Rostelecom's network by a digital line, and expand the Company's international network.

     Completion of the FOL from Russia to Azerbaijan that will connect the Russian and Azerbaijan International Switching Centers, and also strengthen Rostelecom's market position in traffic exchange in the Caucasus and the Middle East.

     Construction of the FOL from Yekaterinburg to Perm that will complete the loop for the Moscow-Khabarovsk line in the Volga and Urals regions.

     Construction of the Kingisepp to Pskov to Smolensk to Moscow FOL, with a branch to Belarus and Latvia, which will create a loop in the North-West region, and provide a back-up for the Baltic Cable System.

     All the major newly constructed FOLs will be equipped with dense wavelength division multiplexing technology.

     In 2003,  Rostelecom  intends  to  complete  these  projects  to expand the
     throughput   capacity  of  the   Moscow-Novorossiysk   and  the  Moscow  to
     Novosibirsk lines.

In addition, in 2003 the Company is planning a large-scale expansion of its switching capacity on the secondary network and the construction of new switching centers. In particular, the Automatic Trunk Exchanges in Moscow will be expanded, which will enable the Company to increase the volume of services offered to the capital's operators and subscribers. Furthermore, the capacity of the Company's Automatic Switching Nodes and International Switching Centers will be substantially increased to enhance the existing long-distance and international routes. These capacity expansions will aid the Company in meeting expected increases in demand.

Rostelecom also plans to invest in new billing systems, both for subscribers and operators. This will significantly upgrade the quality of customer service, optimize receivable collections, and improve the monitoring, and accounting of traffic and revenue. Overall the Company plans to spend U.S.$ 150-170 million as capital expenditures annually for years 2003-2005. Currently the Company expects that it will be funded from the cash from operations.

     Development Strategy

     The Group's strategic objective is to become a leader in an unregulated telecommunications market by setting up an efficient competitive business capable of anticipating its customers' needs, maintaining profit growth and maximizing Rostelecom's value for its shareholders and investors.

     The main components of this strategy include the following:

Efficiency Improvements and Cost Optimization

     In 2003 Rostelecom will continue optimizing the internal structure of its business units, phasing out the use of analog equipment, and improving business processes.

     Reducing Headcount

     Decreases in headcount will be achieved by streamlining the management structure of the Company's operating units and also by releasing low-skilled staff. In 2002, the Company reduced headcount by about 9%, and plans to reduce it by a further 8% in 2003. In conjunction with these plans the Company is also implementing a program to systematize remuneration benefit packages, including salary increases for key professionals.

Phasing out of Analogue Lines

     A priority for 2003 and going forward is to optimize the Company's asset base and divest non-core or underperforming assets. In 2003 the Company intends to phase out analog lines and other transmission devices - amounting to a total length of over 22,000 km, which are 100% depreciated as of December 31, 2002. This will help to reduce operating costs significantly, and cut the size of the maintenance staff.

Strengthening Rostelecom's Position in its Key Markets

     Rostelecom's top priority is to prepare for the forthcoming liberalization of the Russian telecommunications market. The Company is undertaking substantial measures to reposition Rostelecom as a commercially successful and competitive operator. One of the key conditions for the Company's success under these new market conditions is the elimination of cross-subsidies, whereby unprofitable local communications networks are subsidized by revenue from domestic long distance and international long-distance telecommunications services. Hence, during 2003 the Company's main objectives are:

     - Optimizing the system of settlements between operators for domestic and international long-distance traffic aimed at creating a balanced market model; and

     - Fostering new business processes and a culture of customer service in order to achieve high quality service standards.

Regional Operators Market

     One of the main priorities of Rostelecom in 2003 will be the reform of the DLD settlement system through the phasing out of the Integral Settlement Rate ("ISR"). ISR was introduced in 1997 for settlements between Rostelecom and regional operators for domestic long-distance traffic throughput and termination. ISR is calculated using two basic components - a linear charge and a termination charge. The linear charge is the rate that Rostelecom gets for each minute of DLD traffic sent through its network by an IRC and is calculated as a certain amount of rubles per minute per 50 km. Termination charge is the rate that is calculated based on the balance of incoming and outgoing traffic between each two regions during a one-year period. ISR lacks transparency and leads to distortions in settlements between

Rostelecom and IRCs. This opens opportunities for alternative operators to bypass Rostelecom's network, thus resulting in lower revenues.

     The reform of the settlement system lies within the framework of the Russian government's initiatives to improve transparency and ensure precision of settlements between operators and implies the phasing out of ISR and resuming use of the Linear Settlement Rate and Terminaiton Settlement Rate as a tariff-setting mechanism. This move will significantly improve the transparency of settlements, ensure ability to account for trends of traffic growth and incoming vs. outgoing traffic changes between the regions. For more information on the Linear Settlement Rate and Termination Settlement Rate please refer to
Item 4.B. "Business overview".

After the phasing out of the ISR, Rostelecom plans to take several additional steps to optimize the settlement system between operators, including:

     - Optimizing the level of the Linear Settlement Rate charged for traffic transit by Rostelecom;

     - Bringing the Termination Settlement Rate charged by regional operators in line with the local access tariffs;

     -    Changing  the  settlement  system  for   international   long-distance
          traffic; and

     -    Optimizing  end  user  tariffs  for  international  telecommunications
          services   (introducing  flexible  tariff  schemes  and  an  incentive system).

     Moscow Market

     Moscow is the only region in Russia where Rostelecom has a relationship with end users, providing domestic and international long-distance services through the local provider's network and billing subscribers directly. The Moscow telecommunications market is fiercely competitive, particularly in the corporate customer segment.

     Rostelecom's Moscow market share has persistently declined, particularly in this corporate customer segment, resulting in deteriorating revenues from subscribers.

     In February 2003, the Company completed assembling a new management team for its Moscow business unit - The Long-Distance and International Telephone
(MMT). The professional skills and commercial experience of the new team will facilitate changes in MMT needed to strengthen Rostelecom's position in the Moscow market.

     The new team's main objective for 2003 is to stabilize the Company's present position in the Moscow long-distance services market and reverse the persistent decline in revenue.

     In order to achieve this objective it will be necessary to address weaknesses with the following measures:

1. Reorganize the technological and business processes within MMT in order to raise the quality of customer services through:

     - A customer-focused organizational structure with a dedicated center responsible for sales and customer servicing;

     - Introduction of a new information and billing system to optimize the settlement process with subscribers, facilitate the introduction of a flexible tariff policy for different customer groups, and gather data to monitor and improve service quality.

2. Prevent the loss of international and domestic long-distance traffic to alternative operators by:

     - Pursuing a flexible tariff policy for international long-distance services;

     - Lobbying for new methods of state regulation of tariffs for domestic long-distance services that will account for the current market conditions; and

     -    Introducing a relationship management approach to key customers.

3. Offset the impact of lost long-distance traffic by developing high-tech telecommunications services such as:

     -    Intelligent network services ("free phone", "tele-voting", etc.); and

     -    Universal service telephone card:

          - complete creation of a unified technical platform for telephone service cards (integration of telephony with Internet access),

          - introduction of additional information services using the card platform, and

          -    lobbying for de-regulation of telephone card services.

     International Operators Market

     In 2002, Rostelecom reviewed its international operators strategy and stepped up cooperation with the largest international operators. This approach successfully reversed the falling trend in incoming international traffic. In 2002, the Company's incoming international traffic rose by 12% to 973.3 million minutes over 869 million minutes in 2001. The international traffic increased for the first time in several years because Rostelecom changed its approach and introduced a competitive pricing strategy. The growth in traffic, however, was offset by a decline in settlement rates. Prior to 2002, Rostelecom's rates for international traffic were significantly higher than the market rates.

        Rostelecom's main objectives for 2003 in the international market segment are as follows:

     - Further optimization of settlement rates, closing down unprofitable routes, terminating satellite channels and redirecting traffic to terrestrial cable systems, as well as more efficient traffic routing;

     - Reducing the amount of accounts payable to and receivable from international operators; and

     -    Securing  and  expanding  access  to  international  traffic  exchange
          points,   including  London  and  Stockholm,  in  order  to  establish agreements with large international alternative operators.

     Until mid-2002 Rostelecom worked exclusively with international operators that operated on a national scale. At the same time, the liberalization in most European countries and in the USA has led to the emergence of large alternative operators with significant subscriber bases and traffic volumes, including calls to Russia. One of Rostelecom's main objectives is to develop business with these operators in the international market. To achieve this, the Company is establishing a presence in the main European traffic exchange points. Cooperating with alternative operators will enable Rostelecom to acquire additional traffic volumes that at present bypass its network, and also to reduce the cost of outgoing international traffic.

     Item 5.C Research and Development, Patents and Licenses

Research and Development

     Rostelecom is involved in research and development related to the Group's technical development program using the following research and development organizations: The Central Research Institute of Telecommunications ("TsNIIS-RTC"), a state enterprise, OJSC Giprosvyaz, CJSC Engineering Center and OJSC Institute of Automatic Systems. The purposes of the research and development program are:

     -    to increase the Group's revenues from telecommunications services;

     -    to expand the capacity of the existing  telecommunications network and
          to  ensure  improved  quality  of  the   telecommunications   services
          provided; and

     - to develop data transfer facilities and alarm systems thus increasing the range of services provided and allowing subscribers to manage independently the network functions of data transfer.

     Research and development expenses of the Group amounted to RUR 102 million, RUR 47.7 million and RUR 82.9 million, respectively for the years ended December 31, 2002, 2001 and 2000, respectively.

     Trademarks

     On April 10, 1995, the Company registered its trademark with Rospatent, a government register of patents and trademarks. As a result of merger with MMT, the Company also obtained the trademark registered by MMT in 2000.

     Licenses

     The Russian Government, as well as operators which hold local and regional authorities, have regulations that require telecommunications generators which hold licenses to provide, among others, the following services: domestic long-distance telephone service, international telephone service, local telephone service, television and radio broadcasting service and cellular telecommunications service. Substantially all of Rostelecom revenue are derived from operations conducted pursuant to the licenses that they grant. These licenses have scheduled expiration dates from 2003 to 2007. The Company has no reason to believe that the licenses will not be renewed or that any license will be suspended or terminated.

The following table summarizes the terms of the principal telecommunications licenses currently held by Rostelecom:

----------------------------------------------------------------------------------------------------------------------
License                                                                                               Expiration Date
Number                Types of Services                 Territory              Date Issued
----------------------------------------------------------------------------------------------------------------------
    8777       Domestic and International        Russian Federation          October 17, 1997      January 1, 2004
               Long-Distance Communications
----------------------------------------------------------------------------------------------------------------------
    8701       Local Telephone Communications    5 republics, 32             October 17, 1997      November 1, 2005
                                                 regions, 3 areas and 1
                                                 autonomous region of
                                                 Russia
----------------------------------------------------------------------------------------------------------------------
    13378      TV and Radio Broadcasting         Russian Federation         November 30, 1999     November 30, 2004
----------------------------------------------------------------------------------------------------------------------
    3226       Telematic Services                Russian Federation            May 15, 1997          May 15, 2007
----------------------------------------------------------------------------------------------------------------------
    3227       Data Transmission Services        Russian Federation            May 15, 1997          May 15, 2007
----------------------------------------------------------------------------------------------------------------------
    3136       Cellular telecommunications       Novosibirsk Region          August 16, 1996       October 1, 2006
               services in the 900MHz
               bandwidth
----------------------------------------------------------------------------------------------------------------------
    3137       Cellular telecommunications       Khabarovsk Region           August 16, 1996       October 1, 2006
               services in the 900MHz bandwidth
----------------------------------------------------------------------------------------------------------------------
    3138       Cellular telecommunications       Amur Region                 August 16, 1996       October 1, 2006
               services in the 900MHz bandwidth
----------------------------------------------------------------------------------------------------------------------
    10857      Telegraph communications          Russian Federation          October 9, 1998       October 9, 2003
               services
----------------------------------------------------------------------------------------------------------------------

     Pursuant to License No. 8777, Rostelecom has a non-exclusive right to operate the domestic long-distance and international public communications network of Russia (except for radio communications networks installed on vessels) and to settle accounts with foreign telecommunications providers, companies and international organizations in accordance with the rules of international telecommunications.

     License No. 8701 authorizes Rostelecom to put into use 89,570 telephone numbers through the local telephone network. Pursuant to this license, Rostelecom is required to provide local telephone services to all categories of users subject to technical capability.

     Pursuant to License No. 13378, Rostelecom is authorized to provide television and radio broadcasting services to the public and develop television and radio broadcasting stations in Russia.

     Pursuant to Licenses No. 3226 and No. 3227, Rostelecom is authorized to provide telematic and data transmission services to its customers. Under the terms of these licenses, Rostelecom is required to develop network capacity to provide telematic and data transmission services to at least 100,000 subscribers by such licenses' expiration date..

     Pursuant to License No. 3136, Rostelecom is authorized to provide GSM cellular telecommunications services in 900 MHz bandwidth in the territory of the Novosibirsk Region. By December 31, 2006, the network capacity must be at least 12,300 numbers with 7% coverage of the territory. During the term of the license, Rostelecom is required to make a contribution of U.S. $8,409,000 to the State for the development of the public telecommunications network.

     Pursuant to License No. 3137, Rostelecom is authorized to provide GSM cellular telecommunications services in 900 MHz bandwidth in the territory of Khabarovsk Area. By December 31, 2006, the network capacity must be at least 11,000 numbers with 7% coverage of the territory. During the term of the license, Rostelecom is required to make a contribution of U.S. $4,863,000 to the State for the development of the public telecommunications network.

     Pursuant to License No. 3138, Rostelecom is authorized to provide GSM cellular telecommunications services in 900 MHz bandwidth in the territory of Amur Region. By December 31, 2006, the network capacity must be at least 7,000 numbers with 7% coverage of the territory. During the term of the license, Rostelecom is required to make a contribution of U.S.$ 3,187,500 to the State for the development of the public telecommunications network.

     Total amount of fees due under three licenses (No. 3136, 3137 and 3138) is U.S.$16,459,500 million. As of December 31, 2002, no payments were made to the Federal Committee of GSM 900 operators. The payments are due upon notice from the Federal Committee of GSM 900 operators which is subject to the Company's plans for using these licenses.

     License No. 10857 authorizes Rostelecom to provide telegraph services, including passing and processing international and long-distance telegraph traffic and provide AT/Telex network services.

     Under the terms of its licenses, except for local telephone communications services, Rostelecom may refuse to provide all other types of its services to customers where: (i) provision of such services may endanger the state security and defense system; (ii) provision of such services is precluded by any physical, topographical or other natural circumstance; (iii) the customer does not agree with the terms and conditions on which such services are provided or does not make timely payments for the services; and (iv) the customer uses or intends to use the communications equipment for unlawful purposes or uses communications channels, trunks and equipment in violation of the technical rules of the suggested services under Rostelecom's licenses or uses equipment which is not certified by the Ministry of Communications.

     5.D. Trend Information

     Currently, there is an existing business practice of cross-subsidies whereby unprofitable local telecommunications businesses of IRCs are subsidized by revenues from DLD and ILD telecommunications services. Due to the government's initiatives to eliminate cross subsidies in the Russian communications industry, the percentage of Rostelecom revenues from end user tariffs for domestic long-distance calls increased in 2002, because, as of January 2002, the rates used by Rostelecom for settlements with IRCs for the throughput of domestic long-distance traffic were raised by 25%. It is expected that, as IRCs' local tariffs continue to rise, settlement rates charged by Rostelecom to IRCs for DLD traffic transit will increase as well.

     Additionally, in order to improve transparency and ensure precision of settlements between Rostelecom and IRCs, the Russian government plans to phase out the Integral Settlement Rate (IRS) which was introduced in 1997 for settlements between Rostelecom and regional operators for domestic long-distance traffic throughput and termination. ISR is calculated using two basic components which are a linear charge and a termination charge. The linear charge is the rate that Rostelecom gets for each minute of DLD traffic sent through its network by an IRC and is calculated as a certain amount of rubles per minute per 50 km. Termination charge is the rate that is calculated based on the balance of incoming and outgoing traffic between each two regions during a one-year period. ISR lacks transparency and leads to distortions in settlements between
Rostelecom and IRCs. This opens opportunities for alternative operators to bypass Rostelecom's network, thus resulting in lower revenues.

     The reform of the settlement system implies the phasing out of ISR and resuming use of the Linear Settlement Rate and Termination Settlement Rate as a tariff-setting mechanism. For more information on the Linear Settlement Rate and Termination Settlement Rate please refer to Item 4.B. "Business overview". This move will significantly improve the transparency of settlements, ensure ability to account for trends of traffic growth and incoming vs. outgoing traffic changes between the regions.

     In 2002, Rostelecom decreased the settlement rate charged to international operators for the incoming international traffic termination. Because of this tariff decrease, the volume of incoming traffic in Russia through the Rostelecom network increased by 12% from 2001. The Company's management expects that settlements rates charged to international operators for incoming traffic will continue to decrease in 2003. Management believes that the historical decline in revenues from international operators will, in the long term, be reversed as declines in settlement rates will be offset by the growth in international incoming traffic volumes.

     In 2002, the tariffs for leased lines services provided to alternative operators were increased, and the settlement rates for the throughput of long-distance and international traffic charged to alternative operators were adjusted to conform this level. This increased traffic volume from alternative operators and, as a result, increased the Company's revenues derived from traffic volume from such alternative operators. The Company expects that the future trend for tariffs for leased line services provided to alternative operators is likely to remain relatively flat, adjusting only for the changes in the settlement rate for the through put of DLD and ILD traffic.

     Effective May 15, 2003, the tariff structure for domestic long-distance services provided by the Company to Moscow subscribers was changed. The rates for long-distance calls during peak-hours were lowered. During the next year, the DLD tariffs are expected to be further reduced. This tariff-cutting measure is aimed at making Rostelecom's position in the Moscow marketmore competitive in light of continued price cuts by alternative operators for end users.

     Substantially all of Rostelecom revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2003 to 2007. The Company has no reason to believe that the licenses will not be renewed or that any license will be suspended or terminated. However, suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company. For more information about the Company's licenses, see " - Item 5.C Research and Development, Patents and Licenses - Licenses".

The expected future liberalization of the telecommunications market in Russia and the development of competition would mean access to the telecommunications market by new operators, equal conditions for all market participants and it may cause the Company to lose certain protections it currently enjoys as the primary provider of international and domestic long-distance telecommunications services in Russia. This new access requirement would directly affect the interests of Rostelecom, which currently holds a monopoly on long-distance and international wholesale services markets in Russia. This is unlikely to happen in the immediate future because accession to the WTO, which requires the liberalization of certain sectors in the Russian market, including the telecommunications sector, has been delayed. In addition, officials at the Ministry of Communications have repeatedly stated that the market liberalization would be possible only after the cross-subsidies mechanism, whereby unprofitable local communication networks are subsidized by domestic long-distance and international revenues is removed and equal conditions for all participants in the communications sector are in place. Unless the cross-subsidy system is eliminated, the Company would not be able to compete on equal terms with other operators that would not have such burden if the market were liberalized. The Ministry of Communications and Ministry for Anti-Monopoly Policy are working to gradually increase local tariffs, which would reduce the cross-subsidies practice.

     The cellular communications market has been rapidly developing in Russia. The rapid development of cellular communications makes it easier to reach subscribers and, consequently, increases the overall volume of domestic traffic. The development of cellular communications will increase the volume of traffic routed through Rostelecom's network.

     Demand for domestic and international long-distance services in Russia are expected to continue to grow. Fixed-line penetration levels in Russia are expected to continue to increase. The market for communications services in Russia is now far from saturated and there is room for further growth. The Company believes that the overall improvement of the economic situation in Russia will increase the volume of long-distance traffic generated by IRCs, alternative operators and subscribers. The continuing modernization of the Rostelecom network should allow it to handle the expected increased volume of domestic and international long-distance traffic in Russia. In 2002, Rostelecom invested approximately RUR 2,696 million in its property, plant and equipment and it plans to invest approximately RUR 4,521 million in 2003, and between approximately RUR 4,500 million and RUR 5,000 million annually to further develop its network in 2004-2005.

     Management currently can not predict the effects of restructuring and potential deconsolidation of RTC-Leasing on the financial position and the results of operations of the Group due to significant uncertainties as to the timing of deconsolidation, the financial position of RTC-Leasing and the status of settlements between the Company and RTC-Leasing at that moment. The disclosure of such effects will be made as they become known and estimable. For more information on the restructuring of RTC-Leasing and the Supplemental Agreement, see Item 4.C. "Organizational structure - RTC-Leasing".

Item 6.  Directors, Management Board Members and Employees

6.A. Directors and Management Board Members

Rostelecom is governed by its (i) Board of Directors consisting of 11 members and (ii) the Management Board, the General Director and certain other executive officers of Rostelecom ("Management Board members"). Pursuant to Rostelecom's corporate documents, members of the Board of Directors are responsible for the strategic development of Rostelecom while Management Board members are responsible for implementing these strategies and the overall management of Rostelecom. There are no service contracts between the Company and members of its Board of Directors.

Board of Directors

As of December 31, 2002, the Board of Directors consisted of the following persons:

------------------------------------------------------------------------------------------------------------------

              Name                                         Position*                             Year of Birth
------------------------------------------------------------------------------------------------------------------
Vadim Y. Belov                     Deputy General Director of Svyazinvest                            1958
------------------------------------------------------------------------------------------------------------------
Nikolai P. Yemelianov              Regional  Director  of  North-West  Telecom,  a branch of         1948
                                   OJSC Novgorodtelecom
------------------------------------------------------------------------------------------------------------------
Sergei I. Kuznetsov**              General Director of Rostelecom                                    1953
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
              Name                                         Position*                             Year of Birth
------------------------------------------------------------------------------------------------------------------
Alexander V. Lopatin**             Deputy General Director of Svyazinvest                            1964
------------------------------------------------------------------------------------------------------------------
Anton I. Osipchuk                  First Deputy General Director of Svyazinvest                      1967
------------------------------------------------------------------------------------------------------------------
Stanislav N. Panchenko             Deputy General Director of Svyazinvest                            1945
------------------------------------------------------------------------------------------------------------------
Victor A. Polischuk                President of OJSC Russian Telecommunication Network               1938
------------------------------------------------------------------------------------------------------------------
Irina M. Ragozina                  Director   of   Corporate   Governance    Department   of         1950
                                   Svyazinvest
------------------------------------------------------------------------------------------------------------------
Mikhail V. Slipenchuk              General  Director of LLC  Metropol  Investment  Financial         1965
                                   Company
------------------------------------------------------------------------------------------------------------------
Grigory M. Finger                  Authorized   Representative   of   Lindsell   Enterprises         1966
                                   Limited
------------------------------------------------------------------------------------------------------------------
Valery N. Yashin***                General Director of Svyazinvest                                   1941
------------------------------------------------------------------------------------------------------------------

--------------------
* Under Russian legislation Rostelecom must disclose the information about the positions of the members of the Board of Directors of Rostelecom at other companies which is their main place of employment.

** Also a member of the Management Board of Rostelecom

*** Chairman of the Board of Directors of Rostelecom

Vadim Y. Belov. Mr. Belov has been a member of the Board of Directors of Rostelecom since November 18, 2000. In 1999, Mr. Belov was appointed as a Deputy General Director and member of the Management Board of Svyazinvest. From 1998 to 1999, he was a managing director of the Moscow representative office of SPK Capital Limited, an investment company. From 1997 to 1998, Mr. Belov held a position of the Deputy Chairman of the Management Board of "International Financial Company", a commercial bank. During the period from 1995 to 1997, he served as a Deputy Head of the Anti-Monopoly Committee of the Russian Federation. Mr. Belov holds a degree of in engineering from Murmansk Higher Marine Engineering School as well as a law degree from the Russian Academy of State Service. He is a member of the Management Board of Svyazinvest and a member of the Board of Directors of OJSC Uralsvyazinform (a subsidiary of Svyazinvest and an IRC), OJSC Southern Telecommunications Company (Chairman) (a subsidiary of Svyazinvest and an IRC), OJSC Central Telegraph (a subsidiary of Svyazinvest and a telecommunication company), OJSC Central Telecommunications Company (a subsidiary of Svyazinvest and an IRC), OJSC North-West Telecom (a subsidiary of Svyazinvest and an IRC), RTC-Leasing (a subsidiary of Rostelecom and a leasing services company) and CJSC RTC-Invest (Chairman) (an associate company of Rostelecom and an investment company). Mr. Belov is also a member of the Council of the Non-Commercial Partnership Center for Telecommunications Problems Research, a member of the Council of Rostelecom-Garantia and a member of the Council of the Non-Governmental Pension Fund Telecom Soyuz.

Nikolai P. Yemelianov. Mr. Yemelianov has been a member of the Board of Directors of Rostelecom since November 18, 2000. In 2002, he was appointed Regional Director of Novgorod Telecom, a branch of North-West Telecom (a subsidiary of Svyazinvest and an IRC). Mr. Yemelianov has been the General Director of OJSC Novgorodtelecom (a subsidiary of Svyazinvest and an IRC) since 1995. He holds a degree in radio engineering from Novgorod Polytechnic Institute.

Grigory M. Finger. Mr. Finger has been a member of the Board of Directors of Rostelecom since June 24, 2000 till June 15, 2003. Mr. Finger has been Head of the Moscow Representative Office of NCH Advisors, Inc. (an investment company) since 1995. In 1995, Mr. Finger was elected to the Board of Directors of OJSC Trading House GUM, a retail business. He is also a member of the Boards of Directors of OJSC Abrazivniy Zavod Ilyich (an industrial enterprise), OJSC Polimerbyt (an industrial enterprise), Central Telegraph (a subsidiary of Svyazinvest and a telecommunication company), Central Telecommunications Company (a subsidiary of Svyazinvest and an IRC) and OJSC Aeroflot (an airline company). He holds a degree in computer science from the Moscow Institute of Chemical Engineering.

Sergei I. Kuznetsov. Mr. Kuznetsov has been on the Board of Directors of Rostelecom since June 1, 2002. On February 23, 2001, he was appointed Acting General Director of Rostelecom. Mr. Kuznetsov's powers were up held by the Annual General Shareholders Meeting of June 30, 2001. During the years of 1998-2001 Mr. Kuznetsov held the position of General Director of a St.
Petersburg company CJSC Peterstar (a telecommunication company), and in 1995-1998 was a General Director of OJSC Telecominvest (a telecommunication holding). Mr. Kuznetsov is a member of the Board of Directors CJSC
Interfax-Telecom (an information agency), RTComm.RU (an Internet services company), CJSC Telmos (a telecommunication company), and a member of the Management Board of Svyazinvest. Mr. Kuznetsov is a Chairman of the Board of Directors of Globalstar - Space Telecommunications (a telecommunication company) and RTC-Leasing (a subsidiary of Rostelecom and a leasing services company). He is also a member of the Council of the Non-Commercial Partnership Center for Telecommunications Problems Research and a member of the Council of the Non-Governmental Pension Support with NPF Rostelecom-Garantia. He holds a degree in computer engineering and has studied business administration at Columbia University and Fuqua Business School at Duke University.

Alexander V. Lopatin. Mr. Lopatin has been a member of the Board of Directors of Rostelecom since June 24, 2000. From 1995 to 1999, Mr. Lopatin was Deputy Director for Assets Management, Director for Assets Management and Financial Director of RAO UES Russia (an unified energy system company). Since 1999 he has been the First Deputy General Director of Svyazinvest, a member of the
Management Board of Svyazinvest and Rostelecom, a member of the Boards of Directors of CJSC MobiTel (a mobile telecommunication company in Ukraine), Central Telecommunications Company (a subsidiary of Svyazinvest and an IRC), MGTS (a subsidiary of Svyazinvest and a telecommunication company). He is a Chairman of the Board of Directors of OJSC Dalsvyaz (a subsidiary of Svyazinvest and an IRC), OJSC SibirTelecom (a subsidiary of Svyazinvest and an IRC), Central Telegraph (a subsidiary of Svyazinvest and a telecommunication company), CJSC RusLeasingSvyaz (an associates company of Svyazinvest and a leasing services company) and the Director of the Non-Commercial Partnership Center for Telecommunications Problems Research.

Anton I. Osipchuk. Mr. Osipchuk has been a member of Board of Directors of Rostelecom since June 30, 2001 till June 15,2003. Mr. Osipchuk held the position of the First Deputy General Director of Svyazinvest from April 2000 to November 2002 and has been a member of the Management Board of Svyazinvest from April 2000 to November 2002. He is a member of the Boards of Directors of OJSC North-West Telecom (a subsidiary of Svyazinvest and an IRC), MobiTel (Chairman) (a mobile telecommunication company in Ukraine), Southern Telecommunications Company (a subsidiary of Svyazinvest and an IRC), RTComm.RU (a subsidiary of Rostelecom and an Internet services company), RTC-Leasing (a subsidiary of Rostelecom and a leasing services company), OJSC Uralsvyazinform (Chairman) (a subsidiary of Svyazinvest and an IRC), MGTS (a subsidiary of Svyazinvest and a telecommunication company), OJSC VolgaTelecom (Chairman) (a subsidiary of Svyazinvest and an IRC), Svyaz-Bank Moscow-based commercial bank, and CJSC North-West Telecombank (a commercial bank). From 1997 through 2000, Mr. Osipchuk was Deputy General Director for Economics and Finance of OJSC Telecominvest (a holding managing company, which unites enterprises telecommunication services). He held the position of Head of Economic Department and, from 1996- through 1997, the position of the Deputy Administrator at OJSC AB Inkombank (a commercial bank) from 1995 through 1996.

Stanislav N. Panchenko. Mr. Panchenko has been a member of the Board of Directors of Rostelecom since July 1997. He has been the Deputy General Director of Svyazinvest since 1996. He is an engineer in telecommunications and has been working in the telecommunications industry for several decades. He is a member of the Management Board of Svyazinvest, a member of the Board of Directors of South Telecommunication Company (a subsidiary of Svyazinvest and an IRC) and Chairman of the Board of Directors of OJSC Dagsvyazinform (a subsidiary of Svyazinvest and an IRC) and OJSC Lensvyaz (a subsidiary of OJSC Svyazinvest and a telecommunication company).

Victor A. Polischuk. Mr. Polischuk has been a member of the Board of Directors of Rostelecom since November 18, 2000. Mr. Polischuk has been President of OJSC Russian Telecommunication Network 9 (a telecommunication company) since 1995 and is a member of the Boards of Directors of OJSC AEROCOM (a company, which provides telecommunication services and equipment for airports), CJSC MOTEKO (a telecommunication company), CJSC Na Ilyinke, and General Director of OJSC ENIKS-N (a telecommunication company) and CJSC Trillprom (an industrial enterprise). He is also the Chairman of the Board of Director of CJSC Company Diacom, CJSC Octagon Tekhnologies (a telecommunication company) and CJSC Rusnet Labs (an internet provider company). In addition, he is a Doctor of Technical Sciences of Moscow Aviation Institute.

Irina M. Ragozina. Ms. Ragozina has been a member of the Board of Directors of Rostelecom since June 1, 2002. She has been Director of the Corporate Governance Department of Svyazinvest since 1999; prior to that, from 1997, she was the Head of Securities Department of Svyazinvest's. She is a member of the Boards of Directors of MGTS (a subsidiary of Svyazinvest and a telecommunication company) and North-West Telecom (a subsidiary of Svyazinvest and an IRC).

Mikhail V. Slipenchuk. Mr. Slipenchuk has been a member of Board of Directors of Rostelecom since June 1, 2002. Since 1998 he is a General Director and a member of the Board of Directors of LLC METROPOL Investment Financial Company. Mr. Slipenchuk is the General Director of LLC Donskay, 13 (a rent company), LLC Varna-95 (a financial intermediary) and the Chairman of the Board of Director of OJSC Elektroistochnik (an electrotechnical company) and a member of the Board of Directors of OJSC Ulianovskenergo (an energy company).

Valery N. Yashin. Mr. Yashin was appointed Chairman of the Management Board of Rostelecom on November 18, 2000. Since October 22, 1999, Mr. Yashin has held the position of General Director and Chairman of the Management Board of
Svyazinvest. He started as a head of department in OJSC Peterburgskaya Telefonnaya Svyaz (a telecommunication company) in 1978 and became the General Director of that company in 1995. He is a Chairman of the Boards of Directors of North-West Telecom (a subsidiary of Svyazinvest and an IRC), OJSC National Payphones (a telecommunication company), Central Telecommunications Company (a subsidiary of Svyazinvest and an IRC), RTComm.RU (a subsidiary of Rostelecom and an internet services company) and CJSC Saint-Petersburg Payphones. He is also a member of the Board of Directors of Telekominvest (a telecommunications holding) and MGTS (a subsidiary of Svyazinvest, a telecommunication company) and a member of the Management Board of the Fund "Russian Fund of the Telecommunication History". He is the Chairman of the Council of the Non-Commercial Partnership Center for Telecommunications Problems Research and the Council of the Non-Governmental Pension Fund Rostelecom-Garantia and a member of the Council of the Non-Governmental Pension Fund Telecom Soyuz. Mr. Yashin holds a degree in communications engineering from the Leningrad Electrical Technical Institute of Communications.

In early 2002, Mssrs. S.P. Avdiyants, V.S. Vasin and N.M. Korolev were members of the Board of Directors. They are currently not members of the Board of Directors.

Stanislav P. Avdiyants. On June 15, 2003, Mr. Avdiyants was elected as a member of Board of Directors of Rostelecom. Prior to that, Mr. Avdiyants was also a member of Board of Directors of Rostelecom from June 30, 2001 to June 1, 2002. Since Since 2000, Mr. Avdiyants had been executive director and director of the department of economic forecasting and consolidated planning of Svyazinvest. From 1998 to 2000, Mr. Avdiyants held the position of deputy director of the department of economic forecasting and consolidated planning of Svyazinvest. Mr. Avdiyants held the position of the head of the marketing service in Rostelecom from 1993 until 1998, and after that he worked as executive director and head of department for organization and planning of services and tariffs for domestic long-distance communications. He is a member of Board of Directors of Central Telecommunications Company (a subsidiary of Svyazinvest and an IRC) and Southern Telecommunications Company (a subsidiary of Svyazinvest and an IRC). He was born in 1946.

Vladislav S. Vasin. Mr. Vasin was a member of Board of Directors of Rostelecom from July 18, 1997 to June 1, 2002. Mr. Vasin has been the First Deputy General Director of Svyazinvest and a member of the Management Board of Svyazinvest since 1998. From 1994 to 1997, he was the First Deputy General Director of Rostelecom and, from 1997 to 1998, was also a director of MnSRT, the Rostelecom branch responsible for international communications. From 1993 to 1994, he was the First Deputy Minister in Ministry of Communications of Belarus. He was born in 1950.

Nikolai M. Korolev. Mr. Korolev was a member of Board of Directors of Rostelecom from January 15, 1993 to June 1, 2002. Mr. Korolev was the General Director and the Chairman of the Management Board of Rostelecom from 1999 to 2001. From 1993 through 1999, Mr. Korolev held the position of the First Deputy General Director of Rostelecom and Director of GTsUMS (Chief Center for the Management of Main Line Communications and Television). Prior to this position, he was the Head of the Central Department of Main Trunk Network of the Soviet Ministry of Communications. In 1992, Mr. Korolev became the Head of the Information Technologies Department of the Ministry of Communications of Belarus. Mr. Korolev is a member of the Boards of Directors of several Russian telecommunications companies, including GlobalTel and Sovintel. He was born in 1945.

Management Board Members

As of December 31, 2002, the Management Board of Rostelecom consisted of the following members:

------------------------------------------------------------------------------------------------------------------
                                                                                                        Year of
            Name                                            Position*                                    Birth
------------------------------------------------------------------------------------------------------------------
Vladimir I. Androsik          Deputy General Director - Financial Director of Rostelecom                 1975
------------------------------------------------------------------------------------------------------------------
Dmitry E. Yerokhin            First Deputy General Director of Rostelecom                                1950
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                                                        Year of
            Name                                            Position*                                    Birth
------------------------------------------------------------------------------------------------------------------
Igor V. Zabolotny             General Director of OJSC Dalsvyaz                                          1967
------------------------------------------------------------------------------------------------------------------
Vadim Y. Izotov               Deputy General  Director - Director for  Information  Technologies  of     1968
                              Rostelecom
------------------------------------------------------------------------------------------------------------------
Sergei I. Kuznetsov           General Director of OJSC Rostelecom, Chairman of Management Board          1953
------------------------------------------------------------------------------------------------------------------
Alexander V. Lopatin          Deputy General Director of Svyazinvest                                     1964
------------------------------------------------------------------------------------------------------------------
Alexander A. Lutsky           Chief Accountant of Rostelecom                                             1972
------------------------------------------------------------------------------------------------------------------
Vladimir K. Mironov           Deputy General Director for Personnel and Security of Rostelecom           1956
------------------------------------------------------------------------------------------------------------------
Alexander V. Mikhalev         Deputy General Director - Administrative Director of Rostelecom            1958
------------------------------------------------------------------------------------------------------------------
Marina D. Oleshek             Deputy  General  Director - Director  for  Structure  Development  and     1961
                              Personnel Administration of Rostelecom
------------------------------------------------------------------------------------------------------------------
Vladimir V. Terekhov          Deputy General Director - Technical Director of Rostelecom                 1958
------------------------------------------------------------------------------------------------------------------

* Under Russian legislation Rostelecom must disclose the information about the positions of the members of the Management Board of Rostelecom at other companies companies which is their main place of employment.

Vladimir I. Androsik. Mr. Androsik was appointed Deputy General Director-Finance Director in September 2001. From April 2001 through September 2001, Mr. Androsik held the position of advisor to General Director for Economy and Finance. Mr. Androsik joined CJSC Peterstar (a telecommunication company) in 1997. He became deputy financial director of Peterstar in 2001. Mr. Androsik holds a degree of economist-mathematician from St. Petersburg University. He is a member of the Board of Directors of Globalstar - Space Telecommunications (a telecommunication company), Moscow Cellular Communications ("MCC") (a telecommunication company), CJSC SK Costars (an insurance company), CJSC Rustel (a telecommunication company), CJSC Inkom (a telecommunication company), Joint-Stock Bank Svyaz-Bank (a commercial bank), OJSC Giprosvyaz (a company which provides services of systems telecommunication engineering), RTComm.RU (an internet services company), CJSC Telecom-Center (a telecommunication company), CJSC RTC-Invest (an investment company). He is also a member of the Council of the Non-Governmental Pension Support with NPF Rostelecom-Garantia and a Chairman of the Board of Director of Westelcom (a subsidiary of Rostelecom and a telecommunication company).

Dmitry E. Yerokhin. Since October 2001, Mr. Yerokhin has been First Deputy General Director of Rostelecom. He started working in the TTsMS-9 branch, and became the branch director in May 1997. Before that, he worked for 18 years in TUSM-6 of TTsMS-9 of the Ministry of Communications of the USSR and for 5 years
- in GPSI Rossvyazinform (a telecommunication company). He holds a degree in radio design engineering from Dagestan Polytechnic Institute. Mr. Yerokhin is a member of the Boards of Directors of Globalstar - Space Telecommunications (a telecommunication company), SK Costars (an insurance company) and Telecom-Center (a telecommunication company). He is a Chairman of the Boards of Directors of Inkom (a telecommunication company), CJSC MTs NTT (a telecommunication company) and MMTS-9 (a telecommunication company). Mr. Yerokhin is also a member of the Management Boards of the Association of Telecommunications Association of the Central Chernozem Region.

Igor V. Zabolotny. In December 2002, Mr. Zabolotny was elected General Director of Dalsvyaz. Mr. Zabolotny was dismissed from the position of the member of the Management Board of Rostelecom on May 15, 2003. From 1997 to 1999, Mr. Zabolotny was employed by Rostelecom as a member of the Management Board of Rostelecom. From December 1999 to January 2003, he was Executive Director in charge of the Marketing and Service Sales Department of Svyazinvest. In December 2002 he was elected General Director of Dalsvyaz (a subsidiary of Svyazinvest and an IRC). He is a Chairman of the Boards of Directors of VolgaTelecom (a subsidiary of Svyazinvest and an IRC) and MobiTel (a mobile operator in Ukraine), and a member of Boards of Directors of Dalsvyaz (a subsidiary of Svyazinvest and an IRC) and Giprosvyaz (a company which provides services of systems telecommunication engineering). Mr. Zabolotny was dismissed from the position of the Management Board Member of Rostelecom from May 15, 2003.

Vadim Y. Izotov. Since May 2001, Mr. Izotov held the position of advisor to General Director on information technologies in Rostelecom. In September 2001, he was appointed Deputy General Director - Director for Information Technologies. Starting from 1996 and until he joined Rostelecom, he worked in CJSC North-West GSM (a telecommunication company). Mr. Izotov holds a degree of systems engineer from Leningrad Polytechnic Institute. He is General Director of CJSC Rospac (a telecommunication company), and member of the Boards of Directors of Inkom (a telecommunication company), and Autonomous Non-commercial organization Central Scientific and Technical Center "Central Research Institute of Telecommunication
- RTC".

Sergey I. Kuznetsov (see above)

Alexander V. Lopatin (see above)

Alexander A. Lutsky. Mr. Lutsky was appointed as Chief Accountant of Rostelecom in July 2001. Before that, he was the financial director in CJSC
Saint-Petersburg Payphones from September 1997 to June 2000 and the finance director in CJSC Petersburg Transit Telecom (starting from July 2000). Mr. Lutsky is an economist and holds a degree from Leningrad Institute of Finance and Economics. He is a member of the Board of Directors of Moscow Cellular Communications ("MCC") (a mobile operator).

Vladimir K. Mironov. Mr. Mironov was appointed Deputy General Director (for personnel and security) for Rostelecom in March 2002. Prior to that he was the director in charge of workplace safety of Peterstar (a telecommunication company) from 2001. Prior to joining Peterstar, he served in the Armed Forces of the Russian Federation from 1972.

Alexander V. Mikhalev. Mr. Mikhalev has been the advisor to the General Director since February 2001. In April 2002 he was appointed Deputy General Director - Administrative Director and was dismissed from that position in January 31, 2003. He has worked in the communications industry since 1978, from 1999 he was Deputy Director for General Matters of Peterstar (a telecommunication company) and from 2001 he was Director of the Administrative Department of CJSC Petersburg Tranzit Telecom.

Marina D. Oleshek. Ms. Oleshek was the head of personnel departments at various major Russian companies from 1990 to 1999. In January 1999, she was appointed Personnel Director of OJSC Vympelcom (a mobile telecommunication company). Since September 2001, Ms. Oleshek has been Deputy General Director - Director for Structure Development and Personnel Administration of Rostelecom. Ms. Oleshek holds a degree in engineering from the Moscow Communications Institute and has pursued further education in personnel management. She is a member of the Board of Directors of Costars (an insurance company) and a member of the Council of the Non-Governmental Pension Support with NPF Rostelecom-Garantia. In May 2003 she resigned from the Company.

Vladimir V. Terekhov. Since 2001, Mr. Terekhov has been Deputy General Director for Technical Development at CJSC Petersburg Tranzit Telecom. From 1994 to 2001 he was employed by Peterstar (a telecommunication company), lastly as Deputy Technical Director for Development and Engineering. Mr. Terekhov was appointed Deputy General Director - Technical Director of Rostelecom in April 2002. Mr. Terekhov holds a degree in radio communications from the Kiev Higher Military Communications Engineering School.

In early 2002 the Management Board also included Mssrs. A.F. Aliokhin, P.I. Alpetyan, V.S. Vasin, S.I. Glushko, B.V. Zverev, and V.A. Petrov. They are currently not members of the Management Board.

Alexei F. Aliokhin. Mr. Aliokhin was the Deputy General Director - Commercial Director of Rostelecom from September 2001 to June 2002, when he ceased being a Management Board Member. Mr. Aliokhin was the Commercial Director of Rostelecom from June to September of 2001. From to 2001 he worked in Comstar (a telecommunication company) as, among other positions, a commercial director. Mr. Aliokhin holds degrees from Karaganda Polytechnic Institute and the Academy for Foreign Trade.

Pavel I. Alpetyan. Mr. Alpetyan has been a Deputy General Director of Rostelecom since March 1998 utill April 2002. From September 2001 to April 2002 he was Deputy General Director - Technical Director. From 1993 to 1996, he was the head of the Center for International Settlements of Rostelecom. Prior to his appointment as Deputy General Director of Rostelecom, Mr. Alpetyan was the General Director of CJSC RTC-Centre (a telecommunication company), a wholly-owned subsidiary of Rostelecom. Mr. Alpetyan holds a degree in radio engineering from the Polytechnic Institute of the City of Yerevan.

Vladimir A. Petrov. Mr. Petrov was the Deputy General Director - Director of Central Branch of Rostelecom from October 2001 until the present. He was a Management Board Member from September 2000 to June 2002. He was Deputy General Director of Rostelecom from May 2000 to October 2001. From June 6, 1997 to May 12, 2000 he was a member of the Boards of Directors of Inkom (a telecommunication company), MMTS-9 (a telecommunication company), EDN Sovintel (a telecommunication company) and CJSC Telebarents (a telecommunication company). He graduated from the engineering department of the Kirov Polytechnic Institute.

Boris V. Zverev. Mr. Zverev was a director of Rostelecom's branch MMT (previously named MMTS-10) from January 2000 to October 2002, when he ceased being a Management Board Member. Since 1974, Mr. Zverev has been working in telecommunications companies. In 1994, he was appointed General Director of State Enterprise Moscow Long-Distance and International Telephone and served until January 2000. He holds a degree in telegraphs and telephone communications from Leningrad Electrotechnical Institute of Communications.

Sergei I. Glushko. Since September 2001, Mr. Glushko was a Director for Development and Administrative Matters of Rostelecom from September 2001 through August 2002, when he ceased being a Management Board member. From April 2001 to April 2002, Mr. Glushko was General Director - Director of Rostelecom's branch SOMES. He has been working in the telecommunications industry since 1996: in PeterStar (a telecommunication company) (from 1996 to 2001, latest position held being Deputy Technical Director for Line Facilities). Through April-May 2001 he was the Manager of the Access Service with Petersburg Transit Telecom. Mr. Glushko holds a degree in radio engineering from the Kiev Higher Military Engineering School of Communications.

As of June 25, 2003 the Management Board of Rostelecom included the following persons:

------------------------------------------------------------------------------------------------------------------
                                                                                                        Year of
            Name                                             Position                                    Birth
------------------------------------------------------------------------------------------------------------------
Vladimir I. Androsik          Deputy General Director - Financial Director of Rostelecom                 1975
------------------------------------------------------------------------------------------------------------------
Sergey L. Akopov              Deputy General Director - Administrative Director of Rostelecom            1953
Dmitry E. Yerokhin            First Deputy General Director of Rostelecom                                1950
------------------------------------------------------------------------------------------------------------------
Vadim Y. Izotov               Deputy General  Director - Director for  Information  Technologies  of     1968
                              Rostelecom
------------------------------------------------------------------------------------------------------------------
Sergei I. Kuznetsov           General Director of Rostelecom, Chairman of Management Board               1953
------------------------------------------------------------------------------------------------------------------
Igor A. Kalugin               First   Deputy   General   Director  of   Rostelecom   -  Director  of     1964
                              Rostelecom's branch MMT
------------------------------------------------------------------------------------------------------------------
Alexander V. Lopatin          Deputy General Director of Svyazinvest                                     1964
------------------------------------------------------------------------------------------------------------------
Alexander A. Lutsky           Chief Accountant of Rostelecom                                             1972
------------------------------------------------------------------------------------------------------------------
Vladimir K. Mironov           Deputy General Director for Personnel and Security of Rostelecom           1956
------------------------------------------------------------------------------------------------------------------
Marina D. Oleshek             Deputy  General  Director - Director  for  Structure  Development  and     1961
                              Personnel Administration of Rostelecom
------------------------------------------------------------------------------------------------------------------
Gioulnara Sh. Khasianova      Deputy General Director - Commercial Director of Rostelecom                1970
------------------------------------------------------------------------------------------------------------------
Vladimir V. Terekhov          Deputy General Director - Technical Director of Rostelecom                 1958
------------------------------------------------------------------------------------------------------------------

The following individuals are new Management Board Members:

Sergey L. Akopov. Mr. Akopov was appointed to the position of Deputy General Director - Administrative Director of Rostelecom in February 2003 and became a Management Board Member in April 2003. From April 2001 to August 2000, Mr. Akopov held the position of the Deputy Administrative Director of CJSC Petersburg Transit Telecom (a telecommunication company). Prior to his appointment Mr. Akopov held senior management positions in food companies.

Igor A. Kalugin. Mr. Kalugin was appointed to the position of Director of Rostelecom's branch MMT in February 2003 and became a Management Board Member in April 2003. Since April 2003, he also held the position of the First Deputy General Director of Rostelecom. Prior to his appointment as Director of Rostelecom's branch MMT, Mr. Kalugin held senior management positions in a number of large Russian and multinational companies: from June 1999 to March 2001 he was the Financial Director of PeterStar (a telecommunication company), and from April 2001 to January 2003, Mr. Kalugin was the General Director of Petersburg Transit Telecom. He graduated in 1989 from the Institute of Fine Mechanics and Optics (major in automation and technical systems management). He received a degree in Economics from the Institute of Finance and Economics and a degree in Corporate Finance from the London School of Economics.

Gioulnara Sh. Khasianova. Since 2002 she has been the Deputy Commercial Director of the Company and became a Management Board Member in April 2003. She is currently a member of the Board of Directors of Westelcom (a subsidiary of Rostelecom, a telecommunication company). From 2001 to 2002, Ms. Khasianova served as Head of the Marketing Department of Rostelecom. From 2000 to 2001, she held the positions of Marketing specialist in the Marketing, Advertising & Information Laboratory, Head of the Marketing Department, Head of the Economics and Marketing Division, and Head of the Business Development Division. From 1996 to 2000 she worked for Long-Distance and International Telephone (MMT).

6.B. Compensation of Directors and Management Board Members

The members of the Board of Directors and Management Board of Rostelecom were paid by the Group a total of RUR 63,839,568 for all the services performed during the fiscal year ended December 31, 2002.

This amount includes the annual salaries of the members of the Board of Directors and Management Board, as well as other compensation paid in accordance with the internal regulations of the Board of Directors and the Management Board.

This amount also includes conditional and deferred salaries and compensations accrued for the year of record, even if such salaries and compensations are payable at a later date.

Directors of Rostelecom do not receive salaries, bonuses or other payments from the Company unless they are also Management Board members. However, the Company pays fees to its directors in accordance with its internal Regulations on the Board of Directors, which fees are reflected in the table below.

The following table discloses the aggregate amounts of compensation and other amounts paid by the Group to each member of the Board of Directors of OJSC Rostelecom during the year ended December 31, 2002 on an individual basis:

------------------------------------------------------------------------------------------------------------------
                                                                                            Compensation from
              Name                                       Position                            Rostelecom (RUR)
------------------------------------------------------------------------------------------------------------------
Vadim Y. Belov                     Deputy General Director of Svyazinvest                        1,849,438
------------------------------------------------------------------------------------------------------------------
Nikolai P. Yemelianov              Regional Director of OJSC Novgorodtelecom, a branch           1,883,934
                                   of North-West Telecom
------------------------------------------------------------------------------------------------------------------
Sergei I. Kuznetsov*               General Director of Rostelecom                                5,293,576
------------------------------------------------------------------------------------------------------------------
Alexander V. Lopatin*              Deputy General Director of Svyazinvest                        2,444,802
------------------------------------------------------------------------------------------------------------------
Anton I. Osipchuk                  First Deputy General Director of Svyazinvest                  1,971,572
------------------------------------------------------------------------------------------------------------------
Stanislav N. Panchenko             Deputy General Director of Svyazinvest                        1,569,372
------------------------------------------------------------------------------------------------------------------
Viktor A. Polischuk                President of OJSC Russian Telecommunications Network          1,569,371
------------------------------------------------------------------------------------------------------------------
Irina M. Ragozina                  Director, Corporate Governance Department of                    880,680
                                   Svyazinvest
------------------------------------------------------------------------------------------------------------------
Mikhail V. Slipenchuk              General Director,  LLC METROPOL Investment Financial            913,730
                                   Company
------------------------------------------------------------------------------------------------------------------
Grigory M. Finger                  Executive Director of NCH Advisors, Inc.                      1,569,371
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                                            Compensation from
              Name                                       Position                            Rostelecom (RUR)
------------------------------------------------------------------------------------------------------------------
Valery N. Yashin                   General  Director of Svyazinvest,  Chairman of Board          2,214,082
                                   of Directors
------------------------------------------------------------------------------------------------------------------
Stanislav P. Avdiyants             Executive  Director  -  Director  of  Department  of            655,645
                                   Economic and Tariff Policy of Svyazinvest  (The date
                                   of resignation was June 1, 2002).  Ms. Avdiyants was
                                   elected to the Board of Directors on June 15, 2003.
------------------------------------------------------------------------------------------------------------------
Vladislav S. Vasin                 First Deputy General  Director of  Svyazinvest  (The            887,701
                                   date of resignation was June 1, 2002)
------------------------------------------------------------------------------------------------------------------
Nikolai M. Korolev                 Shareholder  of Rostelecom  (The date of resignation            694,245
                                   was June 1, 2002).
------------------------------------------------------------------------------------------------------------------

--------------------
*    Also a member of the Management Board

The following table discloses the aggregate amounts of compensation and other amounts paid by the Group to each Management Board Member of Rostelecom during the year ended December 31, 2002 on an individual basis:

------------------------------------------------------------------------------------------------------------------
                                                                                            Compensation from
              Name                                       Position                            Rostelecom (RUR)
------------------------------------------------------------------------------------------------------------------
Vladimir I. Androsik               Deputy  General  Director -  Financial  Director  of      3,434,060
                                   Rostelecom
------------------------------------------------------------------------------------------------------------------
Dmitry E. Yerokhin                 First Deputy General Director of Rostelecom               3,404,249
------------------------------------------------------------------------------------------------------------------
Igor V. Zabolotny                  General Director of OJSC Dalsvyaz                          524,288
------------------------------------------------------------------------------------------------------------------
Vadim Y. Izotov                    Deputy General  Director - Director for  Information      3,044,781
                                   Technologies of Rostelecom
------------------------------------------------------------------------------------------------------------------
Alexander A. Lutsky                Chief Accountant of Rostelecom                            3,419,775
------------------------------------------------------------------------------------------------------------------
Vladimir K. Mironov                Deputy  General  Director for Personnel and Security      4,574,071
                                   of Rostelecom
------------------------------------------------------------------------------------------------------------------
Alexander V. Mikhalev              Deputy General  Director -  Administrative  Director      4,114,711
                                   of Rostelecom
------------------------------------------------------------------------------------------------------------------
Vladimir V. Terekhov               Deputy  General  Director -  Technical  Director  of      4,568,506
                                   Rostelecom
------------------------------------------------------------------------------------------------------------------
Marina D. Oleshek                  Deputy  General  Director - Director for  Structural      3,322,797
                                   Development   and   Personnel    Administration   of
                                   Rostelecom
------------------------------------------------------------------------------------------------------------------
Alexey F. Alekhin                  Deputy  General   Director-Commercial   Director  of      1,637,071
                                   Rostelecom.  (The  date of  resignation  was June 1,
                                   2002)
------------------------------------------------------------------------------------------------------------------
Pavel I. Alpetyan                  Deputy   General   Director-Technical   Director  of      1,640,118
                                   Rostelecom.  (The  date of  resignation  was June 1,
                                   2002)
------------------------------------------------------------------------------------------------------------------
Sergei I. Glushko                  Deputy  General   Director-Commercial   Director  of      1,077,989
                                   Rostelecom.  (The  date of  resignation  was June 1,
                                   2002)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                                            Compensation from
              Name                                       Position                            Rostelecom (RUR)
------------------------------------------------------------------------------------------------------------------
Boris V. Zverev                    Director  of   Rostelecom's   Branch  -  The  Moscow      4,788,641
                                   Long-Distance  and  International  Telephone ("MMT")
                                   (The date of resignation was June 1, 2002)
------------------------------------------------------------------------------------------------------------------
Vladimir A. Petrov                 Deputy  General   Director  -  Director  of  Central      2,155,094
                                   Branch of Rostelecom  (The date of  resignation  was
                                   June 1, 2002)
------------------------------------------------------------------------------------------------------------------
Sergey L. Akopov                   Deputy General  Director -  Administrative  Director          0
                                   of Rostelecom
------------------------------------------------------------------------------------------------------------------
Igor A.Kalugin                     First  Deputy  General   Director  of  Rostelecom  -          0
                                   Director of Rostelecom's branch MMT
------------------------------------------------------------------------------------------------------------------
Gioulnara Sh. Khasianova
                                   Deputy  General  Director -  Commercial  Director of          0
                                   Rostelecom
------------------------------------------------------------------------------------------------------------------

To date, the Company does not have a bonus or profit-sharing plan with respect to members of its Board of Directors and the Management Board Members. Neither does the Company have an employee stock option program in place.

In accordance with the regulations of the FCSM, Rostelecom is required to disclose information regarding the compensation of each of its directors and Management Board Members. Such information is included in quarterly reports submitted by Rostelecom to FCSM and is available to shareholders and to the general public on the FCSM website. In addition, FCSM Resolution No. 32 dated August 12, 1998, requires entities such as Rostelecom to disclose and forward to FCSM any decisions of the board of directors establishing the amount of compensation and other payments to executive officers within five days of the adoption of such decisions.

     On June 15, 2003 the Annual General Shareholders Meeting of the Company was held. Pursuant to the decision of the General Shareholders Meeting, the new Board of Directors of the Company was elected, including one independent director Mikhail V. Slipenchuk. Thus, starting from June 15, 2003, the following persons served on the Company's Board of Directors: Stanislav P. Avdiyants, Vadim Y. Belov, Nikolai P. Yemelianov, Sergey I. Kuznetsov, Alexander V. Lopatin, Stanislav N. Panchenko, Victor A. Polischuk, Irina M. Ragozina, Evgeny
V. Yurchenko, Valery N. Yashin, Mikhail V. Slipenchuk. On June 15, 2002, after the Annual General Shareholders Meeting of the Company, the first meeting of the Company's newly elected Board of Directors was held, where Valery N. Yashin was elected as Chairman of the Company's Board of Directors and Sergey I. Kuznetsov was elected as Deputy Chairman of the Company's Board of Directors.

6.C. Board Practices

Board of Directors

In accordance with the Rostelecom's Charter, the Board of Directors of the Company, which consists of eleven members, is elected by cumulative voting at the annual general shareholders meeting and remains in office until the next annual general meeting of shareholders. There is no limit to the number of terms which directors may serve on the Board. The general shareholders meeting, however, may adopt a decision to terminate the existing Board of Directors, provided that such decision is adopted with respect to all members of the Board of Directors. Each member of the Board of Directors may voluntarily resign with prior written notification to other members of the Board. The Company's Charter provides that members of the Management Board may not constitute the majority of the Board of Directors and that the General Director may not also be the Chairman of the Board of Directors.

The Chairman of the Board of Directors is elected by a simple majority of the members of the Board of Directors and may be re-elected at any time by members of the Board of Directors.

The powers of the Board of Directors includes the following: convocation of the General Meeting of Shareholders; increases in charter capital; formation of the Management Board and its early termination; formation and liquidation of subsidiaries and representative offices; adoption of decisions regarding participation in other entities; adoption of decisions regarding major transactions, interested party transactions and other issues.

With a view to assuring continuous internal control over the performance of any business operations, the Company shall establish a special structural subdivision independent of the Company's executive bodies and controlled directly by the Board of Directors of the Company

The functions of such structural subdivisions, its regulations, the procedure for the appointment of its employees shall be determined under an internal document approved by the Board of Directors of the Company.

Pursuant to the Company's Charter the meetings of the Board of Directors must be held at least quarterly. A Board meeting related to convening an annual general shareholders meeting must take place no later than 1 month after the filing of the accounting report, to allow a review of the Company's draft annual balance sheet, profit and loss statement and auditor's report.

The Board of Directors may be convened by the Chairman of the Board of Directors on his own initiative or by request of any member of the Board of Directors, the Auditing Commission, the Company's auditor, the General Director or any shareholder (or group of shareholders) owning at least 2% of the Company's voting shares. A quorum of the Board of Directors is reached if more than half of the elected members are present at the meeting. Each member of the Board of Directors has one vote which may not be assigned to another member or any other person. All meeting minutes of the Board of Directors must be executed within ten days after the meeting.

Management Board

The Company's Management Board Members are elected and replaced by the Board of Directors. The number of Management Board Members is also determined by the Board of Directors. The Chairman of the Management Board is the General Director or, in his absence, his first deputy acts as the Chairman of the Management Board, pursuant to an approval of the General Director. The Management Board Members are elected for a term of up to five years, and may be re-elected for an unlimited number of terms.

The General Director is appointed by the Board of Directors of the Company by a majority vote of the members of the Board of Directors taking part in the meeting, for a term of no more than five (5) years and may be reelected for an unlimited number of terms. The rights and duties, the term in office, the liability and the compensation of the General Director shall be determined under the agreement between the General Director and the Company. On behalf of the Company the agreement with the General Director shall be executed by the Chairman of the Board of Directors or a person authorized by the Board of Directors. The Board of Directors may at any time effect an early termination of the powers of the General Director. The term of office of the General Director will commence at the time of such appointment by the Board of Directors.

The General Director of the Company is appointed and dissmissed by the Board of Directors.

The powers of the Management Board extends, in particular, to the following: preliminary discussion of issues to be resolved at a general shareholders meeting; preparation of draft decisions of the Board of Directors with respect to (i) establishment, reorganization and liquidation of subsidiaries and representative offices of the Company, (ii) the amount dividends to be paid on each category of shares, and (iii) major and interested party transactions and other issues.

The meetings of the Management Board may be held as often as necessary but not less frequently than once a month. The minutes of the Management Board must be executed within ten days after the meeting. The decisions of the Management Board are adopted by a simple majority of votes. Pursuant to the Company's
Regulation "On the Management Board" it may adopt decisions if a quorum of at least half of the members are present at the meeting. In case of a split vote the Chairman of the Management Board has the decisive vote. Pursuant to the Regulation "On the Management Board" the members of the Management Board may not engage in any business activity similar to business activities of the Company. Members of the Management Board may not be members of boards of directors, management boards or directors of other companies without the prior consent of the Board of Directors.

Members of the Management Board are supervised by the Board of Directors and report to the Board of Directors on, among others, the Company's internal policies and commercial activities. At the beginning of each financial year, the Management Board is required to provide the Board of Directors with an annual statement and report on the Company's activities for the previous financial year and proposals for the distribution of profits.

     Auditing Commission

Pursuant to the Company's Charter the Auditing Commission is elected by the annual general shareholders meeting for a term expiring on the date of the next annual general shareholders meeting. In accordance with the Company's Charter, the Auditing Commission consists of three members. Any shareholder or any other person nominated by shareholders may be a member of the Auditing Commission provided that a member of the Auditing Commission may not simultaneously be General Director, a member of the Board of Directors, a member of the Management Board or a member of the Liquidation Commission. Members of the Auditing Commission are elected by decision of the general shareholders meeting approved by a majority of the votes of the shareholders taking part in such meeting. The Auditing Commission elects its Chairman and Secretary.

Each member of the Auditing Commission may be terminated by a decision of the general shareholders meeting for willful misconduct causing injury to the Company. If the Auditing Commission is reduced to fewer than two members, an extraordinary general shareholders meeting shall be convened to appoint new members of the Auditing Commission. The Auditing Commission elects its Chairman and Secretary. For the year ended December 31, 2002, members of the Auditing Commission were compensated RUR 869,210.

Pursuant to the decision of the General Shareholders Meeting, the new Auditing Commission of the Company was elected on June 15, 2003:

     o Irina V. Prokofieva - Deputy Director, Department of internal auditing and economic analysis, Svyazinvest.

     o    Konstantin V. Belyaev - Chief Accountant, Svyazinvest

Irina V. Prokofieva. Ms. Prokofieva was elected the Auditing Commission Member in June 15, 2003. Since March 2003, she has been the Deputy Director, Department of internal auditing and economic analysis of Svyazinvest. Her previous position was Deputy Head of Department of internal auditing and economic analysis of Svyazinvest. From July 1998 to July 2001 Ms. Prokofieva was employed by OJSC Telecominvest as a specialist. She is an economist and holds a degree from St. Petersburg University of Economics and Finance.

Konstantin V. Belyaev. Mr. Belyaev was elected the Auditing Commission Member in June 15, 2003. Since March 2001 he has been the Chief Accountant of Svyazinvest. Prior to that he was the Deputy Chief Accountant and than the Chief Accountant of OJSC Artelecom. Mr. Belyaev holds a degree from All-Russian distance learning institute of Finance and Economy.

The Audit Commission reviews the financial and business operations of the Company to the extent provided for in the Regulations on the Audit Commission and, in particular: audits the financial and business documents of the Company; reviews the legal force of agreements executed on behalf of the Company and transactions and settlements with counter parties; analyzes the accounting statements and statistical records for compliance with the respective regulations; checks whether payments to suppliers of goods and services, payments to the budget, calculation and payments of dividends, and redemption of other obligations are made accurately and in due course; audits the balance sheets of the Company, its annual accounting statement, profit and loss account, reports to the tax inspectorate and governmental authorities for accuracy and performs other functions related to financial issues. In the performance of its duties, the Auditing Commission has the right to request, and officers of the Company's governing bodies shall provide, documents on the financial and business operation of the Company, including confidential documents.

Upon completion of the financial review, the Auditing Commission issues a report which confirms that the data contained in the Company's financial statements is true and correct and/or provides information on whether there were any violations of the legislation of the Russian Federation with respect to bookkeeping. All documents of the Auditing Commission (acts, opinions, instructions, etc.) are executed by all members of the Auditing Commission.

Members of the Auditing Commission are jointly and severally liable to the Company for the accuracy and reliability of each audit when they execute the acts, opinions or other documents on the basis of the performed audit.

6.D. Employees

The average number of staff on the payroll in the year 2002 was 31,729 (compared to 35,764 in 2001 and 36,617 in 2000). As of December 31, 2002, Rostelecom employed 30,993 full-time employees (compared to 33,987 in 2001 and 36,595 in 2000) and 1,343 temporary employees. Rostelecom employs 18,376 specialists with a higher and secondary education, including 33% of all employees aged below 40, 36% aged 40 to 50 and 31% aged over 50. The average monthly salary was equal to RUR 6,325.

As of December 31, 2002, the breakdown of employees by Rostelecom's branches (or geographic location) was as follows:

Central Branch - 12, 262 employees;

North-Western Branch - 3,323 employees;

Volga Branch - 3,492 employees;

Southern Branch - 2,204 employees;

Ural Branch - 2,094 employees;

Siberian Branch - 4,488 employees; and

Far East Branch 3,736.

In 2002, 4,695 employees were trained at foreign schools operated by manufacturers, at educational centers of Rostelecom and through training courses and seminars conducted by various colleges and universities in Russia. Rostelecom has contracts for training specialists with several colleges and universities specializing in communications. In addition, Rostelecom pays special scholarships to 30-35 students specializing in basic professions each semester.

All Rostelecom employees are covered by a collective bargaining agreement between Rostelecom and the Central Committee of the Telecommunications Union of Russia, which guarantees a minimum level of salaries and benefits, as well as acceptable working conditions for employees. The agreement is renegotiated periodically, but its terms have not changed significantly. Rostelecom's collective bargaining agreement for 2001 was entered into on May 31, 2001. On January 31, 2002, the collective bargaining agreement was extended to 2002, and its material provisions remained unchanged, except a provision on an increase of the minimum wage for employees in the basic occupations of the Company. On the basis of this agreement certain branches of Rostelecom have entered into collective bargaining agreements with the employees of such branches to provide for additional social guarantees and benefits. On February 20, 2003, the agreement was replaced with an uniform Collective Bargaining Agreement for 2003-2005 which includes, among other things, a provision on an increase of the minimum wage for employees in the basic occupations of the Company, benefits, guarantees and working conditions.

As of December 31, 2002, and June 25, 2003, Rostelecom had no overdue wage payments to its employees and is in compliance with all applicable labor laws. Rostelecom has not experienced any significant work stoppage since its formation and the management of Rostelecom considers its relations with its employees to be good.

Prior to January 1, 1997, Rostelecom did not have pension liabilities other than those payable under Russian law to the Russian government to provide funds for pension plans administered by the state. On January 1, 1997, Rostelecom adopted an additional non-state pension program for its employees. Currently, the program is functioning under an Agreement on Non-Governmental Pension Support with NPF Rostelecom-Garantia, also a non-governmental pension fund. Under the said Agreement Rostelecom-Garantia is implementing various pension programs for Rostelecom the terms of which are set forth in the Regulations on Pension Programs attached to the Agreement.

Several other pension programs are currently in operation. Participation in the Joint Participation Program is voluntary and calls on the participants to contribute at least 2% of their salaries per month to the personal pension account in the Fund. As of January 1, 2003, 17,008 employees of the Company were participants in the Fund, 5,128 former employees received non-governmental pensions under the various corporate pension programs. In 2002, non-governmental pensions were awarded to 1,526 former employees.

Under the Non-state Pension Fund programs financed by the Company, most 2002 pensions were awarded under the Basic Pension Program to 690 persons and under the Program for Additional Pension Support, for former employees who worked at least 15 years for Rostelecom - to 737 persons. The amount of non-governmental Basic Pensions currently awarded is RUR 526 and it is regularly adjusted. The latest adjustment occurred in February 2003. The amount of the non-governmental pension under the Program for Additional Pension Support is equivalent to 2 monthly salaries as of retirement dates.

These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. For such plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the statement of operations so as to spread the regular cost over the average service lives of employees.

Since 1995, Rostelecom has had an automatic corporate insurance plan for its employees and members of their families. Since 1999, this plan is operated through Skart, a Russian insurance company. In addition, as of January 1, 1998, Rostelecom launched, through Costars, an insurance company affiliated with Rostelecom, an accident insurance program covering all its employees. In 2002, medical insurance was effected through RESO-Garantia, a Russian insurance company, chosen as a corporate insurer on the basis of a tender. In 2003, the tender was won by ROSNO, a Russian insurance company, which also provides the employees' mandatory medical insurance.

In addition to the supplementary pension, social and medical insurance schemes described above, the Company made contributions to the Government social and medical insurance funds and pension fund.

Optimization of the Personnel Structure of the Company

In 2001 Rostelecom commenced optimizing the structure of the Company and restructuring its branches. Simultaneously, the Company is optimizing the number of its personnel.

The main components of optimization of the Company's structure and number of personnel are the following:

     o reform of administrative departments and structural divisions of branches;

     o reduction of technical personnel through the modernization of networks (retiring analog communication lines from service);

     o    workforce reduction through retirement;

     o    reorganization of workloads and reduction of low-qualified personnel;

     o implementation of a system for preparing financial and management accounting statements;

     o    increasing the efficiency of investments; and

     o    modifications  to  personnel   policy,   including   training,   skill
          improvements, motivational schemes, etc.

In accordance with the policy to increase the manageability of the Company, focus its business goals and use its human resources efficiently, the Company is changing its principles of personnel management. The Company believes that it must retain qualified personnel, managed by highly qualified managers within the framework of an optimized structure in order to realize its strategy and accomplish its goals. These are the main priorities for Rostelecom's personnel policies that it aims to accomplish by 2005.

An important component of the Company's system of personnel management is the Program for Multilevel Training.

In 2002, Rostelecom personnel training was aimed at increasing productivity through new methods of technical service for communication lines, and of personnel who work with advanced technologies at new facilities. Corporate educational centers based at Rostelecom branches play a significant role in the process of retraining personnel. Substantial attention was paid to the training of executive personnel of the Company, aimed at installing management skills for new economic realities and rapidly changing environment.

In 2002, the Company established a Rostelecom Corporate University to restructure training expenses and tailor all educational programs to the particulars and special tasks of the Company. While increasing the technical qualifications of specialists, the Corporate University is devising special programs for acting managers and establishing a reserve of skilled workers committed to the obtaining of knowledge and development of skills in strategic planning and management of resources, the creation of strong management teams in all branches of Rostelecom, and the building of a training system aimed at increasing profitability. The RTC Master program is used as the basic program of Rostelecom Corporate University.

In 2002, top management teams were formed at the Company's branches. The newly appointed managers are professional managers with experience in Russian and Western communications companies.

One of Rostelecom's main tasks of is to achieve the image of an attractive employer in the market of highly skilled personnel, and the Company expects that meeting this goal will increase loyalty and retention of key specialists, and attract young talented workers, thereby increasing the professionalism and efficiency of the Company's human resources.

A component of the Company's new personnel management system is the development of a compensation scheme aimed at increasing the efficiency of its personnel and establishing appropriate remuneration for work.

In 2002 and 2003, the Company is:

     o Developing and implementing a system of personnel evaluation up to the level of mid-level managers;

     o Creating a bonus plan aimed at increasing profitability, quality of work and professionalism of work; in 2002, the structure of compensations changed - the share of bonuses rose by 4.32 percentage points; and

     o Implementing a system of goal management for managers; a pilot project was implemented in 2002.

6.E. Blocks of Shares

Mr. Yemelianov has been a member of the Board of Directors of Rostelecom since November 18, 2000. As of June 25, 2003, he owns 6,100 Ordinary Shares in the Company (0.00084 % of Ordinary Shares).

Mr. Dmitry E. Yerokhin is a member of the Management Board of the Company. As of June 25, 2003, he owns 3,600 Class A Preferred Shares in the Company (0.00049 % of Class A Preferred Shares).

Ms Gioulnara Sh. Khasianova is a member of the Management Board of the Company. As of June 25, 2003 she owns 964 Ordinary Shares (0.00013% of Ordinary Shares) and 1,503 Class A Preferred Shares (0.00062% of Class A Preferred Shares).

Mr. Korolev has been a member of Board of Directors of Rostelecom since January 15, 1993 till June 1, 2002. As of June 25, 2003, he owns 7,200 Class A Preferred Shares in the Company (0.00297 % of Class A Preferred Shares).

Mr. Alpetyan has been a Deputy General Director of Rostelecom since March 1998 till April 2002. As of June 25, 2003, he owns 480 Ordinary Shares in the Company (0.000066 % of Ordinary Shares) and 1,440 Class A Preferred Shares in the Company (0.00059 % of Class A Preferred Shares).

The Company's Ordinary Shares owned by Mr. Yemelianov, Mr. Alpetyan and Ms. Gioulnara Sh. Khasianova have equal voting rights with the other Company's shares of the same class.

The Company's Class A Preferred Shares owned by Mr. Yerokhin, Mr. Korolev, Mr. Alpetyan and Ms. Gioulnara Sh. Khasianova have equal voting rights with the other Company's shares of the same class.

Item 7.  Major Shareholders and Related Party Transactions

7.A. Major Shareholders

     The only voting securities presently outstanding are Rostelecom's Ordinary Shares, nominal value RUR 0.0025 per share. The following table sets forth, as of June 20, 2003, information with respect to the beneficial ownership of the outstanding Ordinary Shares by (i) each person or entity that beneficially owns in excess of 5% of Ordinary Shares and (ii) all newly elected officers and directors of Rostelecom as a group.

------------------------------------------------------------------------------------------------------------------------
                      Identity of Person or Group                          Number of Ordinary               %
                                                                              Shares Owned
------------------------------------------------------------------------------------------------------------------------
Svyazinvest                                                                    369,224,907               50.67%
------------------------------------------------------------------------------------------------------------------------
ING Bank (Eurasia) /ING DEPOSITARY ING Barings as a nominee holder*            187,243,440               25.70%
------------------------------------------------------------------------------------------------------------------------
National Depositary Center, a non-commercial  partnership, as a nominee         83,411,717               11.45%
holder
------------------------------------------------------------------------------------------------------------------------
Other holders in total                                                          88,816,256               12.19%
------------------------------------------------------------------------------------------------------------------------
     Out of them - principal  executive  officers and  directors                    7,064                 0.00097%
     as a group
------------------------------------------------------------------------------------------------------------------------

     * Rostelecom's  American Depositary Shares ("ADSs"),  each representing six
(6) Ordinary Shares, are publicly traded on the New York Stock Exchange under the symbol "ROS". Each ADS is evidenced by an American Depositary Receipt ("ADR"). The JPMorgan Chase Bank serves as the depositary for the sponsored ADR program with ING Bank (Eurasia) serving as the custodian. As of May 28, 2003, 29,966,784 ADSs were outstanding, representing 24.6% of all placed Ordinary Shares. Since certain of these Ordinary Shares and ADSs were held by the brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

     As of June 20, 2003, the Company had a total of 728,696,320 Ordinary Shares issued and outstanding. As of June 20, 2003, the register of shareholders included 23 shareholders registered in the United States. They hold 273,930 Ordinary Shares of the Company (0.038% of all Ordinary Shares) and 2,800 Class A Preferred Shares (0.001% of Class A Preferred shares of the Company).

     Svyazinvest is the biggest shareholder in the Company, holding 50.67% of all Ordinary Shares. All the holders of record of Rostelecom as of June 20, 2003 are totaling to 20,484, including 20,281 individuals and 203 legal entities.

     The Russian Federation Government has exercised, and is likely to continue to exercise, significant influence on the operation of the Company:

Prior to April 1997, the Russian Federation Government directly owned 38% of the Charter capital (Ordinary and Preferred Shares) of Rostelecom, representing 50.67% of voting shares. In April 1997, the Government announced the transfer of its ownership interest in Rostelecom to Svyazinvest, the holding company established by the Ministry of Communications ("MOC") to consolidate the Government's majority interests in various telecommunications companies throughout Russia. The transaction was consummated on July 25, 1997, when the MOC sold 25% plus one share of Svyazinvest at auction for approximately $1.87 billion to a newly formed investment consortium. In addition, the Russian Federation Government has the general authority to regulate tariffs and regulates domestic long-distance tariff-setting to a limited extent. The Government also regulates licensing of the provision of telecommunications services in Russia. Despite the uncertainties associated with respect to the Government's ability to use its regulatory powers to influence providers of telecommunications services, increased involvement of the Government in the management and operations of Rostelecom remains a possibility. In addition, the Government is a significant customer of the Company, and any decrease in the Government's utilization of Rostelecom's network could have a material adverse effect on the Company's operations.

No significant change in the percentage ownership held by any major shareholder has occurred during the past three years. Further, as a statutory matter, all voting Ordinary Shares have equal rights, including voting rights and none of the major shareholders have different voting rights. However, see Item 3.D "Risk Factors". ADS holders may be restricted in their ability to exercise their voting rights and influence the governance of the Company.

     The Company is not aware of any existing arrangements, which may cause a change of control over Rostelecom.

     7.B. Related party transactions

     During the financial year 2002, Rostelecom entered into the following related party transactions:

     On January 1, 2002, the Company entered into an agreement for the lease of non-residential premises in the City of Moscow, under which Rostelecom acts as a lessee and Open Joint Stock Company Moscow International Telephone Exchange No. 9 ("OJSC MMTS-9") acts as a lessor. The premises (168,947 square feet) are used for office and telecommunications equipment storage. The term of the agreement is one year and has been renewed for 2003. The fee is RUR 55,000,000 (excluding
VAT) per annum. A material condition of the agreement is that MMTS-9 must lease to the Company a non-residential premise in the building at 9 Butlerova Street, Moscow.

     On January 1, 2002, the Company and Svyazinvest entered into an agreement for the provision of services by the Company relating to automated processing of accounting documents and statistical reports for Svyazinvest and its subsidiaries. The agreement expired on December 31, 2002, but was mutually extended by the parties until December 31, 2003. The fees paid by Svyazinvest to the Company under the agreement are RUR 114,555 (excluding VAT) per quarter.

     On February 26, 2002, the Company and RTC-Leasing entered into an agreement for the Company's purchase of 1,075,873 ordinary registered shares in RTC-Leasing representing 25.83% of its charter capital for a total value of RUR 12 million. The transfer of ownership to the shares in RTC-Leasing took effect on March 25, 2002. The funds received by RTC-Leasing were used to increase its working capital.

On March 20, 2002, the Company and Non-Commercial Partnership Center for Telecommunications Problems Research (the "Partnership") entered into an agreement under which the Company agreed to make contributions to finance implementation of the industry-wide projects, telecommunications field development projects, and other projects within the scope of the Partnership's activities envisaged in its charter. Total contribution for 2002 amounted to RUR 160 million.

     On March 26, 2002, the Company and the Partnership entered into an agreement for the purchase and sale of securities, under which the Company transferred to the Partnership 65,326 ordinary shares representing 22% of the charter capital of OJSC Giprosvyaz. The purchase price received by the Company was approximately RUR 105 million.

     On March 31, 2002, the Company and CJSC Rospac entered into an agreement for the purchase and sale of Rospac's network, under which Rospac transferred to the Company all of the equipment in its data transmission network, which equipment is used to provide communication services, for a purchase price of RUR 11 million.

     On April 3, 2002, the Company entered into a loan agreement for a principal amount of U.S. $1,329,811 with CJSC GlobalTel ("GlobalTel"). GlobalTel used the funds to make lease payments under agreements with RTC-Leasing. The loan matured on December 30, 2002. The interest rate was 8% per annum. On December 30, 2002, the loan was fully paid.

     On May 6, 2002, the Company and RTC-Invest entered into an agreement for the purchase and sale of securities, under which RTC-Invest transferred to the Company 30 ordinary shares in MTs NTT, with the nominal value of RUR 1,000 per share and for a total purchase price of RUR 1.4 million. In addition, also on May 6, 2002, the Company and CJSC Sovet-Holding ("Sovet-Holding") entered into an agreement for the purchase and sale of securities, under which Sovet-Holding transferred to the Company 30 ordinary shares in MTs NTT, with the nominal value of RUR 1,000 per share for a total purchase price of RUR 1.4 million. The transfers of the shares in MTs NTT, which together constituted 40% of its charter capital, were effected in October 9, 2002. Accordingly, the share of Rostelecom in the joint-stock capital of MTs NTT was increased from 20% to 60%. The principal activity of MTsNTT is research and development in the field of modern telecommunications.

     On May 28, 2002, the Company and OJSC Svyazinvest-Media ("Svyazinvest-Media"), a subsidiary of Svyazinvest, entered into an agreement for the placement of advertising information about the Company in regional issues of the "Yellow Pages" directory published by Svyazinvest-Media. The agreement was executed in February 2003. The one-time fee amounted to U.S.$198,000 (RUR 6.7 million) (excluding VAT).

     On   June   21,    2002,    the   Company   and   CJSC    Registrator-Svyaz
("Registrator-Svyaz"), the principal registrar of the whole Svyazinvest group, entered into an agreement for the sale and purchase of securities, under which Registrator-Svyaz transferred to Rostelecom 265 ordinary shares in Registrator-Svyaz, for a total purchase price of RUR 1.6 million. The transfer of the shares in Registrator-Svyaz took effect on July 3, 2002. The additional shares in Registrator-Svyaz were issued due to the adoption of Resolution No. 15 of the FCSM "On Normative Standards of Sufficiency of Own Funds of Professional Participants at the Securities Market," dated July 18, 2001, pursuant to which Registrator-Svyaz is required to maintain a charter capital of at least RUR 10,000,000. This offer was also made to Registrator-Svyaz' other shareholders. As a result, the Company increased its shareholdings in Registrator-Svyaz from 5 % to 8.64%. Cash received by Registrator-Svyaz has been deposited in a reserve account in accordance with Regulations issued by FCSM in order to offset possible damages to third parties.

     On June 25, 2002, the Company and Russian Telecommunications Development Corporation, Inc. ("RTDC Inc.") entered into an agreement for the purchase and sale of shares in Westelcom, under which RTDC Holdings, Inc., the sole stockholder of RTDC, Inc., undertook to transfer to the Company 50 ordinary registered uncertified shares in Westelcom, with the total value of U.S.$15,000,000 (RUR 489 million). The transfer of ownership to the shares in Westelcom took effect on October 10, 2002, after which the Company's share in the equity of Westelcom increased from 50% to 100%. As a result, the Company acquired 100% control over a number of strategically important assets, including international telephone exchanges in Moscow and St. Petersburg and the right to participate in international cable systems.

     On August 1, 2002, the Company and RTComm.RU entered into an agreement for the performance by the Company, upon instructions of RTComm.RU, of actions relating to the (i) entering into agreements for the provision of data transmission and to telematic services in the Company's name, but at RTComm.RU's expense, to international operators; (ii) arranging for customers' connection to RTComm.RU's network; and (iii) entering into settlements with clients that have agreements with Rostelecom. The agency commission fee is 30% of total amount of invoices paid by customers to Rostelecom. The agreement will expire in December 2006.

     On August 5, 2002, the Company and Westelcom entered into an agreement for the allocation to the Company of capacity in the international cable system BSFOCS (Black Sea Fiber Optics Cable System), which is owned by Westelcom, for a term of 25 years. The total amount of the agreement is U.S.$ 560,008 (excluding
VAT) to be paid in 12 equal quarterly payments beginning in August, 2002, until June, 2005. Moreover, Rostelecom annually pays up to U.S. $30,000 for the maintenance service provided by Westelcom.

     On October 10, 2002, the Company, Westelcom, and RTDC, Inc. terminated the Definitive Agreement, entered into in March 1993 between the Company and Westelcom, with the consent of RTDC, under which the Company had agreed to pay Westelcom as an RTDC Inc.'s agent in Russia rent for use of its international switching centers. The average monthly fees were up to U.S.$ 130,000. The termination of this agreement resulted in a decrease of Rostelecom expenses for switching services.

     On November 1, 2002, the Company and Westelcom signed an agreement for the termination of the agreement concluded in March 1993, under which the Company leased equipment from Westelcom for the expansion of the Company's international switching centers capacity, and entered into a new equipment lease agreement, under which CJSC Westelcom leases to the Company telecommunication equipment. The above transactions were entered into in order to reduce the Company's costs under the previous agreement for the lease of equipment. Under the terminated agreement, the payments were determined based on the actual volume of traffic passed through the exchanges, whereas under the new agreement, a monthly rent is fixed at U.S.$ 26,000 (exclusive of VAT), which is considerably lower than the Company's charges under the previous agreement.

     On November 15, 2002, the Company and Globus Telecom, an affiliate of RTC-Leasing, entered into an agreement for the connection of Globus Telecom's network to the Company's network in order for Globus-Telecom to render international and long-distance telecommunications services to its subscribers. The fees under of the agreement were based on the amount of traffic passed, which was determined by the Company at the market price for ILD and DLD services. The agreement was terminated on May 1, 2003.

     On December 6, 2002, an agreement between the Company and RTComm.RU became effective under which the Company undertook to perform, upon instructions of RTComm.RU, actions relating to: (i) entering into an agreement with the Chief Administration of Information Resources of Russian Federation State Power Authorities of the Federal Agency of Governmental Communications and Information under the President of the Russian Federation ("GUIR FAPSI") for providing data transmission and telematic services in the Company's name but at RTComm.RU's expense and (ii) entering into settlements with GUIR FAPSI under the state contracts with the governmental agencies. The agency commission paid to Rostelecom is 10% of total amount of invoices paid by GUIR FAPSI amount of invoices paid by to Rostelecom, which amount is withheld by Rostelecom. The term of the agreement was not specified.

     On December 10, 2002, the Company and RTC-Leasing entered into an agreement to reduce future lease payments due to RTC-Leasing by the amount of road users tax which was abolished effective January 1, 2003. The amount of road users tax was initially included in the lease payments. Pursuant to the agreement, the total amount of gross lease payments payable by the Company to RTC-Leasing was reduced by RUR 75 million (excluding VAT).

     On December 25, 2002, the Company and RTComm.RU entered into an agreement under which RTComm.RU undertook to transfer to the Company 1,250,000,001 ordinary shares in RTComm.RU, each with a nominal value of RUR 0.01. The purchase price paid by the Company was RUR 12.5 million. The share transfer was registered in January 2003. As a result of the transaction, the Company's share in the equity of RTComm.RU increased from 25% plus 1 share to 31.1%. The funds received by RTComm.RU were used for the further construction and development of its network.

     On December 26, 2002, the Company and the Partnership entered into an agreement under which Rostelecom undertook to transfer to the Partnership 50,000 ordinary shares in RTC-Invest with a nominal value of RUR 75,000, which shares represent 0.5% of the charter capital in RTC-Invest. The purchase price received by the Company was RUR 805,000. Prior to 2002, the Company owned 13.5% of RTC-Invest's charter capital. After the issuance of additional shares in September of 2002, in which the Company did not participate pursuant to the decision of its Board of Directors, the above interest was diluted to 0.5%. Therefore, upon selling the 50,000 shares in RTC-Invest to the Partnership, the Company ceased to be a shareholder of RTC-Invest.

     On January 24, 2003, the Company and RTComm.RU entered into an agreement for the purchase and sale of equipment on an installment basis, under which the Company undertook to transfer Internet unit equipment to RTComm.RU for a purchase price of U.S.$ 650,000 (excluding VAT). The amount will be paid in 11 equal installments beginning in January until fully repaid in November 2003.

     On January 24, 2003, the Company and RTComm.RU entered into an agreement for the substitution of obligors under which Rostelecom, with RTC-Leasing's consent, undertook to transfer to RTComm.RU all its rights and obligations under certain leasing agreements with RTC-Leasing, so Rostelecom cease to be a party thereto. RTComm.RU acquired all rights, obligations and assets which the Company had under these leasing agreements, and became a party to such agreements. As a result of the transaction, RTComm.RU paid Rostelecom U.S.$ 1.7 million in cash (excluding VAT). In addition, the amount of the Company's indebtedness to RTC-Leasing with respect to the lease payments have been reduced by U.S.$ 3.1 million (including VAT).

     For more information,  please see Item 4.C. "Organizational  Structure" and
Item 5.B. "Liquidity - Loans and Borrowings".

     Description  of  agreements  entered into by entities  affiliated  with the
Company:

     In March 2002, RTC-Leasing acquired 79.94% of the shares in CJSC Russian Industrial Bank ("RIB") from several non-related legal entities for RUR 93 million. The transaction was aimed at the creation of a consolidated group, consisting of RTC-Leasing and RIB, to specialize in providing fully integrated services for funding the development of enterprises and to implement major investment projects in various sectors of the economy. In July 2002, RTC-Leasing paid RUR 11 million to several non-related legal entities to acquire ownership over the remaining 20.06% of shares in RIB. As a result, RTC-Leasing's aggregate interest in the charter capital of the bank increased from 79.94% to 100%.

     In 2001, RTC-Leasing, jointly with Svyazinvest, started to work out a new strategy for the development of a telecommunication holding company, RTDC Holdings Inc. A significant part of this strategy is the consolidation of certain assets of RTDC Holding Inc. with telecommunication companies belonging to Svyazinvest. In April 2002, RTC-Leasing paid U.S.$ 33,000,000 (RUR 1,117 million) for the acquisition, through its 100%-owned subsidiary Rostelecomleasing S.A. (Switzerland) ("Rostelecomleasing S.A."), of 94.9% of the shares in telecommunication holding RTDC Holdings Inc. (USA), which owns major blocks of shares in several Russian telecommunication operators including: CJSC Westelcom, NCC, MCC, Delta Telecom, Dontelecom, Yeniseitelecom, Baikalwestcom, Uralwestcom, AKOS and LLC Sayan Telecom. In October 2002, Rostelecomleasing S.A. (Switzerland) completed a transaction for the acquisition of the remaining 5.1% of the shares in RTDC Holdings Inc. (USA) from the International Finance
Corporation (IFC) for U.S.$ 1.3 million (RUR 43 million). As a result, Rostelecomleasing S.A.'s total share in the charter capital of RTDC Holdings Inc. (USA) increased from 94.9% to100%.

     During the period from February 2000 to July 2002, RTComm.RU entered into several agreements with RTC-Leasing on the long-term lease of telecommunication equipment by RTComm.RU from RTC-Leasing, with a total value of approximately U.S.$ 9,000,000. The term of these agreements extend up to 2005. The usual RTC-Leasing agreement for lease includes equal quarterly payments and transfer of property rights to lessee upon full payment.

     From 1998 to 2000, GlobalTel and RTC-Leasing entered into several agreements for the long-term lease of telecommunication equipment by GlobalTel from RTC-Leasing, with the total value of about U.S.$10,700,000. The usual RTC-Leasing agreement for lease includes equal quarterly payments and transfer of property rights to lessee upon full payment. The term of these agreements extend up to 2008.

     From June through August of 2002, OJSC Central Telegraph, an associate of Svyazinvest, and RTC-Leasing entered into several agreements for the long-term lease of telecommunication equipment by Central Telegraph from RTC-Leasing, with the total value of US$ 7,600,000. The usual RTC-Leasing agreement for lease includes equal quarterly payments and transfer of property rights to lessee upon full payment. The term of these agreements extend up to 2007.

     During 2002, RTC-Leasing and Svyazinvest's IRCs entered into several agreements for the long-term lease of telecommunication equipment by Svyazinvest's IRCs from RTC-Leasing, with the total value of about U.S.$ 180,000,000. The usual RTC-Leasing agreement for lease includes equal quarterly payments and transfer of property rights to lessee upon full payment. The term of the agreements extends up to 2008.

     From April to August 2002, RTComm.RU and LLC Nau-Tour, a subsidiary of RTC-Leasing, entered into several agreements for the long-term lease of movable property by RTComm.RU from LLC Nau-Tour, with the total value of approximately U.S.$ 320,000. LCC Nau-Tour uses the standard RTC-Leasing agreement for lease which includes equal quarterly payments and transfer of property rights to lessee upon full payment. The term of these agreements extend up to 2005.

     During 1998, Westelcom and OJSC InfoTeCS Taganrog Telecom ("InfoTeCS Taganrog Telecom"), a 74% owned subsidiary of Westelcom entered into several agreements for the lease of telecommunication equipment by InfoTeCS Taganrog from Westelcom, with the total value approximately U.S.$ 12,000,000. The usual RTC-Leasing agreement for lease includes equal quarterly payments and transfer of property rights to lessee upon full payment. The term of the agreements extend up to 2007.

     In 1998 and 1999, Westelcom and InfoTeCS Taganrog Telecom entered into several loan agreements for a principal amount of approximately U.S.$ 7,500,000. The purpose of the loans was to finance construction of digital network in the city of Taganrog. The usual RTC-Leasing agreement for lease includes equal quarterly payments and transfer of property rights to lessee upon full payment. The loan extend up to 2006 at an interest rate of 10% per annum.

     On March 17, 1998, Westelcom and OJSC Elektrosvyaz of the Republic of Adyghe ("Electrosvyaz Adyghe"), a subsidiary of Svyazinvest, entered into agreements for the leasing of telecommunication equipment by Elektrosvyaz Adyghe from Westelcom with the total value of U.S.$ 2,300,000. The usual Westelcom agreement for lease includes equal quarterly payments and transfer of property rights to lessee upon full payment. The term of these agreements extends up to 2004.

     On February 18, 2000, Telmos and CJSC Teleport-TP entered into an agreement for the mutual interconnection of their networks. The parties entered into this agreement for their mutual benefit, and no cash consideration was involved. The agreement will expire upon the earlier of February 18, 2004 or can be terminated by notice given to the other party.

     On September 4, 2001, Telmos and MGTS entered into an agreement for connection of Telmos' network to the city telephone network of MGTS. The parties entered into this agreement for their mutual benefit, and no cash consideration was involved. The term of the agreement was not specified and it can be terminated by notice given to the other party.

     On June 1, 2000, Telmos and EDN Sovintel entered into an agreement, under which EDN Sovintel's network was to connect with Telmos' network on a local level in exchange for the use of Telmos' switching capacity by EDN Sovintel. The agreement also stipulated that the parties mutually provide additional resources to each of their networks. The parties entered into this agreement for their mutual benefit, and no cash consideration was involved. The term of the agreement was not specified and it can be terminated by notice given to the other party.

     On July 29, 2002, RTComm.RU and Svyazinvest entered into an agreement for the creation and maintenance of operation of integrated hardware designed to collect, integrate and structure financial and technical information. The term of the agreement is four years. In accordance with the agreement, the monthly fee paid by Svyazinvest is U.S.$ 52,800 (excluding VAT).

     In 2001 and 2002, Russian Industrial Bank entered into several agreements for cash and settlement services with the following entities: Rostelecom, Svyazinvest, Non-Profit Partnership Center for Telecommunications Problems Research, RTComm.RU, GlobalTel, Central Telegraph, and RTC-Leasing. The term of the agreements was not defined and it can be terminated by notice given to other party. The fees paid by Rostelecom and its subsidiaries were nominal.

     From 1998 to 2002, Rostelecom-Garantia entered into several agreements for additional provision of pensions with the following entities: Rostelecom, RTC-Leasing, Central Committee of the Telecommunication Professional Unions of Russia, Westelcom, EDN Sovintel, Central Telegraph, and Svyazinvest. The term of the agreements was not defined and it can be terminated by notice given to other party. Fees paid by the Company were based on the number of its employees. The usual RTC-Leasing agreement for lease includes equal quarterly payments and transfer of property rights to lessee upon full payment.

     In 2003, RTDHC, a subsidiary of RTC-Leasing, and OJSC VolgaTelecom entered into an agreement for the sale by RTDHC of a 50% stake in NCC, a mobile operator company, to OJSC VolgaTelecom for a purchase price of U.S.$ 20,000,000 (RUR 636 million).

     In 2003, RTDHC, and OJSC SibirTelecom entered into an agreement for the sale by RTDHC of a 49% stake in CJSC Baikalwestcom, a mobile operator company, to OJSC SibirTelecom for U.S.$ 8,500,000 (RUR 270 million).

     In 2003, RTDHC, and OJSC SibirTelecom entered into an agreement for the sale by RTDHC of a 49% stake in CJSC Yeniseitelecom, a mobile operator company, to OJSC SibirTelecom for U.S.$ 12,500,000 (RUR 397 million).

     For more information,  please see Item 4.C. "Organizational  Structure" and
Item 5.B. "Liquidity - Loans and Borrowings."

     7.C. Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

For information with regard to financial statements, please refer to Item 18 - "Financial statements" and "Index to consolidated financial statements".

8.A. Consolidated Statements and Other Financial Information

          Legal Proceedings

     Rostelecom is currently involved in various legal proceedings. Rostelecom does not anticipate that the outcome of any of these legal proceedings will have material impact on its financial condition or results of operation. Other than as described below, the Company does not believe that any of these legal proceedings have arisen other than in the ordinary course of its business.

     On April 1998, the Moscow Inter-District Prosecutor filed a claim with the Tverskoi Intermunicipal (District) Court of Moscow for the benefit of Ms V.P.
Yershova (the plaintiff) against Rostelecom for acknowledgement of the plaintiff's ownership over 18 Preferred Shares of Rostelecom and the transfer thereof to the plaintiff. The Company rejected the claim and requested that the court denies the claim. According to the plaintiff, the shares in question should have been transferred to her in the course of Rostelecom's privatization. The Company believes that the claim is without grounds. On November 17, 2000, the court upheld the claim and affirmed the plaintiff's ownership right to 7,200 rubles worth of Preferred Shares of the Company. The Appeal Court left the decision unchanged. Currently, the Company is planning to file an application to appeal these court decisions with the Supervision Court.

     On May 2000, Rostelecom filed a claim against Sberbank, a Russian bank, with the Moscow City Arbitrazh Court for the recovery of RUR 29,580,850. The claim charged Sberbank with improper performance under a bank account agreement, whereby Sberbank debited the Company's monies under a forged payment order in electronic form. On July 6, 2001, the court ordered a technical examination of Sberbank's electronic settlements system be conducted. The initial technical examination failed to determine whether the monies could have been debited as a result of fraudulent actions of third parties. Following the court hearings held after an expert opinion was obtained, on March 11, 2003, the claim was rejected. Currently, the Moscow City Arbitrazh Court is considering Rostelecom's appeal.

     On January 2002, CJSC Telecross filed a claim with the Moscow City Arbitrazh Court against Rostelecom for recovery of RUR 21,060,000 of unjust enrichment. The plaintiff claims that Rostelecom failed to pay for certain telecommunications services in 1998. Rostelecom rejected the claim because the plaintiff failed to provide any evidence of the alleged services rendered to Rostelecom. These proceedings have now been terminated as the plaintiff has withdrawn its claims in full.

     For the fiscal year ended December 31, 2002 and as June 25, 2003, to date, there have been no court proceedings involving a member of the Board of Directors, or a member of the Management Board of the Company, or an affiliate of the Company acting as an opposing party to the Company or its subsidiaries or as a party, who has material interests different from the interests of the Company or its subsidiaries.

     Policy on Dividend Distribution

     In accordance with the amendments to the Joint Stock Companies Law, which entered into force on November 16, 2002, dividends on Ordinary Shares may be paid on a quarterly basis. Pursuant to its Charter, the Company may pay the dividends on an annual basis (although the relevant provisions of the Joint Stock Companies Law prevail). Annual dividends are proposed by the Board of Directors of Rostelecom, based on the Company's year-end statutory accounting reports, and are approved by an annual general shareholders meeting of Rostelecom which is usually convened by the Board of Directors during the second quarter of each year.

     Under Russian law, dividends payable to shareholders may not exceed the amount proposed by the Board of Directors. The decision on payment of dividends, as well as the amount and form of the dividend payable, is adopted by a general shareholders meeting. See also Item 10.B. - "Articles of Association".

     Dividends payable on Class A Preferred Shares are fixed by Rostelecom's Charter in the amount of 10% of Rostelecom's net profits, based on its year-end statutory accounting reports prepared in accordance with Russian accounting regulations, divided by the total number of Class A Preferred Shares. Rostelecom may not pay dividends on Ordinary Shares unless dividends on Class A Preferred Shares are fully paid. Furthermore, in the event the amount of dividends paid per Ordinary Share exceeds dividends payable per Class A Preferred Share, an annual general shareholders meeting of Rostelecom should increase the amount of dividends per Class A Preferred Share up to the amount of dividends per Ordinary Share.

     Class A Preferred Shares carry no voting rights except on resolutions regarding the liquidation or reorganization of the Company and amendments to the Charter of Rostelecom in a manner which adversely affects the rights of the holders of Class A Preferred Shares, including changes in dividends payable and the issuance of additional Class A Preferred Shares. Such resolutions require three fourth approval of all shareholders including the owners of the preferred shares. Dividends on preferred shares are determined by Rostelecom's charter. The preferred shares have no rights of redemption or conversion. Owners of preferred shares also have the right to participate in general shareholders meetings and vote on all issues within the competence of such meetings, beginning with the meeting following the annual general shareholders meeting at which the decision not to pay, or to make partial payment only, in respect of dividends on Class A Preferred Shares is made. See also Item 10.B. - "Articles of Association".

8.B. Significant Changes

     On February 26, 2003 Rostelecom and RTComm.RU entered into a transaction whereby Rostelecom was selling data transmission equipment to RTComm.RU. Previously RTComm.RU had leased this equipment from Rostelecom. Part of the equipment was owned by Rostelecom, the other part was under lease in accordance with leasing agreements between Rostelecom and RTC-Leasing. As a result of this deal, Rostelecom received U.S.$ 1.7 million in cash (excluding VAT). Additionally, Rostelecom's leasing obligations to RTC-Leasing decreased by U.S.$
3.1 million (including VAT). Terms of this transaction were approved by both companies' Boards of Directors as well as RTComm.RU's general shareholders meeting.

     On February 28, 2003 Rostelecom and MGTS reached an agreement on financial relationship between Rostelecom and MGTS for 2003. In accordance with the agreement, for 2003 the basic amount of Rostelecom's payments to MGTS would remain at the 2002 level. It is important to note that the new agreement is aimed at active stimulation of outgoing and incoming traffic growth in Moscow. The agreement reached with MGTS is aimed at increasing the revenues from the region and strengthening Rostelecom's positions in the Moscow market.

On September 3, 2001, a tripartite agreement (the "Consortium Agreement") was executed among Rostelecom and Rostelecom-Garantiya ("the Fund"), both of which originally held in the aggregate 100% in the share capital of RTC-Leasing as of September 3, 2001 (collectively, the "Initial Shareholders"), CJSC North-West Telecombank, NP TSIPRT, CJSC CB Russian Industrial Bank, CJSC Gamma-Invest and CJSC CFP-Finance (collectively, the "Consortium") and RTC-Leasing. The primary goal of the Consortium Agreement was the increase of the market value of the RTC-Leasing shares.

On May, 2003 (the "Signing Date"), the Initial Shareholders, the Consortium and RTC-leasing signed a supplement to the Consortium Agreement (the "Supplemental Agreement") which obligated the Consortium to perform certain actions which should result in:
     o Writing-off the Company's liabilities to RTC-Leasing in the amount not less than RUR 1.8 billion within a 6 months period from the Signing Date;
     o Selling shares of RTC-Leasing owned by Rostelecom and the Fund for total amount of not less than RUR 750 million within a 6 month period from the Signing Date;
     o Cancellation of all guarantees and pledges provided by Rostelecom in respect of loans payable by RTC-Leasing within a 12 month period from the Signing Date.

     For additional information, see Item 4.C. "Organizational Structure".

Item 9.  The Offer and Listing

     Not applicable.

9.A. Listing Details

The table below shows the highest and lowest prices in U.S. dollars and the volumes of transactions with Rostelecom's Ordinary Shares in the Russian Trading System (RTS).

-------------------------------------------------------------------------------------------------------------------------
                        Period                 Highest price               Lowest price              Average volume
-------------------------------------------------------------------------------------------------------------------------
    1998              Annual                       3.78                        0.29                     762,759
-------------------------------------------------------------------------------------------------------------------------
    1999              Annual                       1.99                        0.61                     273,081
-------------------------------------------------------------------------------------------------------------------------
    2000              Annual                        4.9                        0.85                     437,311
-------------------------------------------------------------------------------------------------------------------------
    2001              Quarter 1                    1.145                      0.825                     427,369
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 2                    0.967                      0.695                     506,560
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 3                    0.907                      0.505                     439,444
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 4                    0.955                       0.45                     712,240
-------------------------------------------------------------------------------------------------------------------------
    2002              Quarter 1                    1.285                      0.925                     774,832
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 2                    1.670                      0.970                     625,007
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 3                    1.215                      0.948                     314,376
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 4                    1.293                      0.990                     333,193
-------------------------------------------------------------------------------------------------------------------------
    2003              January                      1.281                      1.122                     367,332
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                        Period                 Highest price               Lowest price              Average volume
-------------------------------------------------------------------------------------------------------------------------
                      February                     1.359                      1.160                     407,863
-------------------------------------------------------------------------------------------------------------------------
                      March                        1.400                      1.290                     102,572
-------------------------------------------------------------------------------------------------------------------------
                      April                        1.463                      1.327                     304,077
-------------------------------------------------------------------------------------------------------------------------
                      May                          1.990                      1.420                     668,562
-------------------------------------------------------------------------------------------------------------------------
                 June (as of June 25)              1.860                      1.680                     308,209
-------------------------------------------------------------------------------------------------------------------------

The table below shows the highest and lowest prices in U.S. dollars and the average trading volume of Rostelecom's Ordinary Shares on the Moscow Interbank Currency Exchange ("MICEX").

-------------------------------------------------------------------------------------------------------------------------
                        Period                 Highest price               Lowest price              Average volume
-------------------------------------------------------------------------------------------------------------------------
    1998              Annual                        3.80                       0.281                    124,787
-------------------------------------------------------------------------------------------------------------------------
    1999              Annual                       2.004                       0.638                     71,332
-------------------------------------------------------------------------------------------------------------------------
    2000              Annual                       4.827                       0.84                     563,532
-------------------------------------------------------------------------------------------------------------------------
    2001              Quarter 1                    1.148                       0.76                     871,545
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 2                    0.974                       0.687                   1,836,267
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 3                    0.703                        0.5                     941,446
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 4                    0.957                       0.452                   3,423,459
-------------------------------------------------------------------------------------------------------------------------
    2002              Quarter 1                    1.290                       0.906                   4,441,817
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 2                    1.684                       0.977                   5,508,252
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 3                    1.230                       0.956                   3,675,046
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 4                    1.299                       0.972                   4,636,859
-------------------------------------------------------------------------------------------------------------------------
    2003              January                      1.295                       1.108                   3,834,502
-------------------------------------------------------------------------------------------------------------------------
                      February                     1.361                       1.134                   6,107,836
-------------------------------------------------------------------------------------------------------------------------
                      March                        1.413                       1.163                   5,410,311
-------------------------------------------------------------------------------------------------------------------------
                      April                        1.470                       1.307                   5,405,576
-------------------------------------------------------------------------------------------------------------------------
                      May                          2.027                       1.411                   10,330,094
-------------------------------------------------------------------------------------------------------------------------
                 June (as of June 25)              1.875                       1.584                    6,823,529
-------------------------------------------------------------------------------------------------------------------------

On February 17, 1998, Rostelecom was listed on the New York Stock Exchange. The table below shows the highest and lowest sale prices in U.S. dollars at closing and the average trading volume of the Company's American Depositary Shares on the New York Stock Exchange.

-------------------------------------------------------------------------------------------------------------------------
                        Period                 Highest price               Lowest price              Average volume
-------------------------------------------------------------------------------------------------------------------------
    1998              Annual                       23.06                       1.56                     188,078
-------------------------------------------------------------------------------------------------------------------------
    1999              Annual                       11.75                       3.69                     130,486
-------------------------------------------------------------------------------------------------------------------------
    2000              Annual                       27.44                       4.88                     189,785
-------------------------------------------------------------------------------------------------------------------------
    2001              Quarter 1                    6.86                        4.50                     137,034
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 2                    5.80                        4.13                      91,972
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 3                    5.40                        2.95                      53,851
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 4                    5.65                        2.72                     117,088
-------------------------------------------------------------------------------------------------------------------------
    2002              Quarter 1                    7.75                        5.33                      63,920
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 2                    9.89                        5.84                     132,692
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 3                    7.25                        5.70                      79,082
-------------------------------------------------------------------------------------------------------------------------
                      Quarter 4                    7.95                        5.81                      44,834
-------------------------------------------------------------------------------------------------------------------------
    2003              January                      7.78                        6.59                      30,514
-------------------------------------------------------------------------------------------------------------------------
                      February                     8.25                        6.88                      24,768
-------------------------------------------------------------------------------------------------------------------------
                      March                        8.45                        5.75                      48,438
-------------------------------------------------------------------------------------------------------------------------
                      April                        8.80                        7.88                      44,367
-------------------------------------------------------------------------------------------------------------------------
                      May                          11.02                       8.50                      52,386
-------------------------------------------------------------------------------------------------------------------------
                 June (as of June 25)              10.98                      10.05                      49,589
-------------------------------------------------------------------------------------------------------------------------

9.B. Plan of Distribution

     Not applicable

9.C. Markets

     The Ordinary Shares of Rostelecom are listed on the New York Stock Exchange in the form of ADSs, The Russian Trading System and on the Moscow Interbank Currency Exchange.

9.D. Selling Shareholders

     Not applicable

9.E. Dilution

     Not applicable

9.F. Expenses of the Issue

     Not applicable

Item 10.  Additional Information

     10.A. Share Capital

     Not applicable

10.B. Articles of Association

     On June 15, 2003, the Annual General Shareholders Meeting of the Company approved the revised Charter (revised version # 6), the restated Regulations on General Shareholders Meetings (revised version # 2) and amendments to the internal corporate documents of the Company, including the Regulations on the Board of Directors, and the Regulations on the Management Board.

     As of June 25, 2003 the Charter is still subject to the registration with the competent registration authority, which is a rather formal procedure. The revised version # 6 of the Charter will, generally, become effective for third parties upon such registration. The restated Regulations on General Shareholders Meetings and amendments to the Regulations on the Board of Directors and the Regulations on the Management Board (jointly, the "Internal Regulations") do not require registration with any authorities. As of June 25, 2003, the revised version # 6 of the Charter and the Internal Regulations as amended and restated are binding on the Company.

     Described below are the material provisions of the Charter, with a summary of certain requirements of Russian legislation also applicable thereto. The Charter is filed as an exhibit to this Annual Report.

          Registering Authority; Company's Objects and Purposes

     Rostelecom was registered with the Moscow Registration Chamber on September 23, 1993, under registration number 021.833.

     Pursuant to Article 3.1 of the Charter, the main objective of the Company's activities is to satisfy the demand of individuals, businesses, governmental bodies, other public agencies of the Russian Federation, and other consumers, for services of long-distance and international communications, radio and television broadcast and data transfer, and to earn a profit.

          Directors' Powers

     The borrowing powers of members of the Company's Board of Directors correlate with their powers to vote on a proposal, transaction or contract, in which they are a related party, in accordance with the provisions on related party transactions of the Joint Stock Companies Law and the Charter.

     Pursuant to the Joint Stock Companies Law and the Charter, depending on the value of property involved or number of the Company's securities, a decision to enter into a related party transaction (being, generally, a transaction with senior managers of the Company or a person affiliated with the Company) must be adopted by the Company's Board of Directors or by its general shareholders meeting. Since the number of shareholders holding voting shares in the Company is currently more than 1,000, a decision on the approval of the related party transaction is adopted by the Board of Directors of the Company by a majority of votes of independent directors who do not have an interest in the transaction. An independent director is one who does not hold, and whose close relatives do not hold, and have not been holding during the year preceding the adoption of the relevant decision, a position in another management or executive body of the Company, and who is not affiliated with the Company (except through the directorship).

     If all members of the Board of Directors are deemed to be interested in the transaction and/or are not independent directors, the transaction may be approved by a general shareholders meeting by a simple majority vote of shareholders.

     A related party transaction should also be approved by a general shareholders' meeting by a simple majority vote of shareholders that are not interested in the transaction if such transaction or several interrelated transactions:

     (i) involves the Company's assets having a value of 2% or more of the total balance sheet value of the Company's assets shown in its accounting reports as of the latest reporting date; or

     (ii) constitutes a subscription for or sale of the Company's shares amounting to more than 2% of the aggregate number of Ordinary Shares previously placed by the Company and the Ordinary Shares into which previously placed convertible securities may be converted; or

     (iii) constitutes a subscription for the Company's securities convertible into Ordinary Shares that amount to more than 2% of Ordinary Shares previously placed by the Company and the Ordinary Shares into which previously placed convertible securities may be converted.

     Pursuant to the Charter, the members of the Board of Directors are elected annually by a general shareholders meeting. The Charter provides that members of the Board of Directors are elected by cumulative vote, as provided for in the Regulations on the General Shareholders Meeting and the Regulations on the Board of Directors (the "Board Regulations"). A general shareholders meeting of the Company is entitled to adopt a resolution on the early termination of powers of the members of the Board of Directors, provided that such resolution may be taken only with regard to all members of the Board of Directors simultaneously. While there is no any age limit set for the retirement of directors, each member of the Board of Directors may at any time resign voluntarily with a written notice to all other members of the Board of Directors and to the Company. In such event, the authority of the remaining members of the Board of Directors of the Company will not terminate. However, in the event that the membership of the Board of Directors falls below the half of its initial membership, the Board of Directors must adopt a decision to convene an extraordinary general shareholders meeting to elect the new Board of Directors.

     Pursuant to the Charter, any issues concerning the legal status of the Company's Board of Directors that are not covered by the Charter shall be governed by the Board Regulations adopted by a general shareholders meeting by a simple majority of votes of shareholders participating in the meeting.

          Rights Attaching to the Company's Shares

     Pursuant to the Charter, the Company's charter capital is comprised of 728,696,320 Ordinary Shares and 242,831,469 Class A Preferred Shares (issued and placed). All shares of the Company have an equal nominal value of 0.0025 rubles. Shares of each category (Ordinary Shares and Class A Preferred Shares) grant equal rights to the holders of shares of a respective category.

     Ordinary Shares of the Company, except for treasury shares, grant to the holders thereof the following principal rights, which generally distinguish them from Class A Preferred Shares: (i) to vote on all issues within the competence of a general shareholders meeting, save for the limitation on voting on certain matters provided by the Joint Stock Companies Law; (ii) if holding, alone or together with other shareholders, 10% or more of the voting shares of the Company, demand that an extraordinary general shareholders meeting be convened; and (iii) to demand redemption by the Company of their shares under certain circumstances.

     Class A Preferred Shares of the Company generally confer to their holders the following principal rights: (i) to receive a fixed dividend, except for cases envisaged by the Joint Stock Companies Law and the Charter; and (ii) to enjoy preference over Ordinary Shares in the distribution of profits and in the Company's liquidation. Generally, Class A Preferred Shares of the Company do not vest their holders with any voting rights.

     Pursuant to the Joint Stock Companies Law, dividends may be declared on a quarterly basis. Although the Company's Charter currently provides that the Company may declare dividends only once a year, relevant provisions of the Joint Stock Companies Law will prevail over those of the Charter. Dividends payable on Class A Preferred Shares are fixed by Rostelecom's Charter in the amount of 10% of Rostelecom's net profits, calculated in accordance with the statutory accounting rules, divided by the total number of Class A Preferred Shares. Rostelecom may not pay dividends on Ordinary Shares unless dividends on Class A Preferred Shares are fully paid. Furthermore, in the event the amount of dividends paid per Ordinary Share exceeds dividends payable per Class A Preferred Share, an annual general shareholders meeting of Rostelecom should increase the amount of dividends per Class A Preferred Share up to the amount of dividends per Ordinary Share. No dividends are paid on treasury shares.

     Class A Preferred Shares carry no voting rights except on resolutions regarding liquidation or reorganization of the Company, introducing changes and addendums in the Charter of Rostelecom, which limit rights of shareholders of preferred shares of Class A including changes to dividend levels of preferred shares, or the issuance of additional preferred stock. Such resolutions require three fourth approval of all shareholders including the owners of the preferred shares. Dividends on preferred shares are determined by Rostelecom's charter. The preferred shares have no rights of redemption or conversion. Owners of preferred shares also have the right to participate in general shareholders meetings and vote on all issues within the competence of such meetings, beginning with the meeting following the annual general shareholders meeting at which the decision not to pay, or to make partial payment only, in respect of dividends on the preferred shares is made.

     The Charter does not establish any time limit on the right to receive dividends.

     While there are no limits for admission of shareholders to general shareholders meetings, in accordance with the Charter, only holders of Ordinary Shares of the Company have the right to vote on any matter within the competence of the meeting. Class A Preferred Shares of the Company confer no voting rights unless the Charter and the Joint Stock Companies Law provide otherwise. Holders of Class A Preferred Shares are entitled to vote on:

     (i) the adoption of amendments to the Charter, which would adversely affect their rights as preferred shareholders, including the issuance of any other type of preferred shares that would enjoy a priority in right of payment of dividend and/or a preference in respect of liquidation value over the Class A Preferred Shares; or

     (ii) the reorganization or liquidation of the Company.

     They may also vote at general shareholders meetings following the shareholders' meeting at which the decision was adopted not to pay dividends on Class A Preferred Shares or to pay them only in part. Such right to vote continues until the dividends to which the holders of Class A Preferred Shares are entitled are paid in full.

     The holders of both Ordinary Shares and Class A Preferred Shares of the Company may:

     (i) freely alienate their shares without prior approval from other shareholders;

     (ii) participate in the distribution of the Company's net profits (as reported under statutory accounting rules) in the form of dividends and in the distribution of the Company's assets in the event of liquidation;

     (iii) enjoy the right of first refusal in respect of additional shares being placed by the Company through an open subscription and, in certain circumstances, by way of a closed subscription; and

     (iv) freely access the Company's documents and receive copies thereof for a reasonable charge.

     The Company's shareholders may also exercise other rights provided by Russian law and the Charter.

     The Charter does not provide for any distribution of the profits of the Company other than in the form of dividends. The Charter provides, however, that each shareholder of the Company may receive a pro-rata portion of the assets upon liquidation of the Company after settlement with all Company's creditors (including payment of all outstanding taxes and salaries). In the event that the assets of the Company are insufficient to pay the accrued but not paid dividends and the liquidation value of the Class A Preferred Shares to all holders thereof, the property shall be distributed among holders of Class A Preferred Shares in proportion to the number of shares held by them.

     The assets remaining after the creditors' claims have been satisfied are distributed to effect, in the order of priority, the payments of:

     (i) declared but unpaid dividends on Class A Preferred Shares;

     (ii) the nominal value of the Class A Preferred Shares to their respective holders (liquidation value of Class A Preferred Shares).

     The assets then remaining are to be distributed among the holders of Class A Preferred Shares and holders of Ordinary Shares in proportion to their shareholdings in the total number of shares placed by the Company, adjusted for the previously paid nominal value of the Class A Preferred Shares.

     According to the Joint Stock Companies Law and the Charter, holders of voting shares have the right to demand that the Company redeems all or part of their shares in the event that a general shareholders meeting adopts a decision on certain issues and the relevant shareholder voted against or refrained from voting on such decision. Such issues include a decision to reorganize the Company, to make amendments to Charter which limit such shareholder's rights, or to enter into major transactions that have not been approved by a decision of the Board of Directors of the Company.

     Pursuant to the Joint Stock Companies Law and the Charter, the Company may buy back its own placed shares. If the Company buys back its shares based on a decision of a general shareholders meeting to decrease the Company's charter capital, such shares shall be cancelled immediately upon their buy back. If the Company wishes to buy back its shares but does not intend to decrease its charter capital, it may do so upon a decision of the Board of Directors provided that such decision may be adopted only if shares constituting at least 90% of the existing charter capital remain in circulation. Shares that were bought back but not cancelled immediately must be sold by the Company within one year at their market value. Otherwise, a general shareholders meeting will have to adopt a decision to reduce the charter capital by way of cancellation of the relevant shares.

     The Charter does not provide for any discrimination with regard to any existing or potential holders of the securities in the event that a shareholder owns a significant block of shares.

     The Joint Stock Companies Law requires the Company to create and maintain a permanent reserve fund to be used solely to cover the Company's losses and redeem the Company's shares in cases when other funds are not available. The Charter provides for a reserve fund in the amount of 15% of the Company's charter capital, funded through mandatory annual transfers of at least 5% of the Company's net profits (as reported under statutory accounting rules) until the reserve fund has reached the required 15%.

     The provisions of the Charter governing the rights of holders of the Company's shares do not provide for any actions necessary to modify the rights of the Company's shareholders, as compared to the requirements provided by Russian law.

          General Shareholders Meeting

     The Company holds annual general shareholders meetings and extraordinary general shareholders meetings pursuant to the Charter and the Regulations on General Shareholders Meetings. As compared to its previous version, the newly adopted Regulations on the General Shareholders Meeting contains more detail information on:

     - the procedures for the submission of proposals for the inclusion of items in the agenda of the Annual General Meeting Shareholders' meeting and on the nomination of candidates to the Company's bodies;

     -    preparation for the holding of a General Shareholders' Meeting;

     -    voting groups at the general shareholders meeting; and

     -    voting ballot at the general shareholders meeting.

     The authority of general shareholders meeting of the Company is set forth in the Joint Stock Companies Law and the Charter.

     At an annual general shareholders meeting, shareholders must decide on the election of directors, election and confirmation of members of the Company's Auditing Commission and approval of the Company's external auditor. Shareholders must also consider the annual report and financial statements for the previous fiscal year submitted by the Board of Directors.

     The date of an Annual General Shareholders' Meeting, is determined by the Board of Directors so that such date is not earlier than two (2) months and not later than six (6) months following the end of the previous fiscal year of the Company.

     An Extraordinary General Shareholders' Meeting may be convened by decision of the Board of Directors adopted by a simple majority of its members present at the meeting. Such decision can be taken (i) at the initiative of the Board of Directors or (ii) upon the request of the Auditing Commission, the Company's auditor or the holder(s) in the aggregate of not less than 10% of the Company's voting shares as of the date such request is made. Such requests shall be made in the manner and within time periods provided for in the Regulations on the General Shareholders Meetings. Such Extraordinary General Shareholders' Meeting should be held not later than forty (40) days following the day when the request was made by the said persons. However, if the proposed agenda includes the election of the Board of Directors of the Company, such extraordinary general shareholders meeting must be held within seventy (70) days following the day on which the request was made by the said persons.

     Under the Charter, the list of persons entitled to participate in the general shareholders meeting includes (i) holders of fully paid Ordinary Shares of the Company or (ii) holders of any class of fully paid Preferred Shares of the Company (in the event there is a particular item in the meeting's agenda on which the Preferred Share of that class is entitled to vote or if holders of Preferred Shares became entitled to vote on all issues within the competence of the general shareholders meeting due to a decision not to pay dividends or to pay only a part of dividends on shares held by them).

     The list of persons entitled to participate in the general shareholders' meeting is compiled on the basis of the shareholders register of the Company. The date as of which such list should be prepared is to established by the Board of Directors and may neither fall earlier than the date of the adoption of a decision on holding the general shareholders' meeting by the Board of Directors, nor may it be more than fifty (50) days prior to the date of the general shareholders' meeting to be called. However, if the proposed agenda includes the election of the Board of Directors of the Company, such list should be prepared as of the date no more than sixty five (65) days prior to the date of the general shareholders'meeting. Where the proposed agenda includes issues that are to be voted by different composition of shareholders, the list of shareholders entitled to take part in such general shareholders meeting should be prepared as of the date at least forty five (45) days prior to the date of the general shareholders meeting.

     All shareholders of the Company entitled to participate in the general shareholders meeting must be notified of such meeting not less than thirty (30) days prior to the date of the general shareholders meeting. Such notification should be made to the shareholders at least fifty (50) days prior to the date of the general shareholders meeting, if the agenda includes the election of the Company's Board of Directors.

     The Company is required to grant to its shareholders access to information, including the Company's annual report, audited financial statements (balance sheet and profits and loss statement) and auditor's report, information on candidates to the Board of Directors, and any draft amendments or modifications to the Company's Charter, in advance of the general shareholders meeting.

     Shareholders may participate in a general shareholders meeting either in person or by proxy.

          Limitations on the Right to Own Securities

     Neither Russian law or Charter provide for any limitations or specific requirements with respect to foreign shareholders of the Company, including their rights to vote the Company's shares.

          Anti Take-Over Provisions

     Acquisition of more than 20% of shares in a Russian joint stock company, including the Company, is regulated by Russian anti-monopoly legislation.

     The Joint Stock Companies Law imposes certain requirements on a person who individually or together with its affiliates purchases 30% or more of Ordinary Shares in the Company.

     A person intending to purchase such number of Ordinary Shares must notify the Company not earlier than ninety (90) days and not later than thirty (30) days before the date of purchase. After the purchase of the shares, the buyer is obliged to make an offer to all other shareholders of the Company to purchase their Ordinary Shares and securities convertible into Ordinary Shares. Such requirement applies only to the purchase of shares in joint stock companies having more than 1,000 shareholders, which is the case with respect to the Company. Under the Joint Stock Companies Law, a company's charter or a decision of a general shareholders' meeting adopted by a simple majority of votes (without counting in the buyer's and its affiliates' votes) may exempt the buyer from the obligation to offer to purchase the shares. The Charter does not provide for such exemption.

     Further, the same requirements apply for the purchase of every 5% of Ordinary Shares over 30% of the Company's Ordinary Shares, already held by the buyer and its affiliates.

     The buyer who purchased shares in violation of the Joint Stock Companies Law may vote at a general shareholders meeting only with those shares that it acquired in compliance with the Joint Stock Companies Law.

     Pursuant to the Joint Stock Companies Law and the Charter, a decision on the reorganization or liquidation of the Company must be approved by 75% of votes of the holders of both Ordinary Shares and Class A Preferred Shares participating in the relevant general shareholders meeting.

          Ownership Disclosure

     Pursuant to the Russian securities legislation, the Company is required to disclose in its quarterly reports to the FCSM information on its shareholders owning 20% or more of its shares. In addition, from that, the Company is required to disclose the fact of appearance of a person owning more than 25% percent of the Ordinary Shares or Class A Preferred Shares in the shareholders register.

Pursuant to the Russian securities legislation, a person that has acquired 20% or more of shares or other issue securities of a Russian joint stock company, such as the Company, should report such acquisition to the FCSM not later than five (5) days after the date of acquisition. The FCSM may also require that information on such acquisition be published in a separate publication. In addition, any further 5% increase or decrease in such 20% shareholding must be disclosed within the same 5-day period.

          Charter Capital

The amount of charter capital of the Company significantly exceeds the minimum requirement established by the laws of the Russian Federation for open joint stock companies. In the event that the Company adopts a decision to decrease its charter capital in accordance with the Joint Stock Companies, its General Director must notify all creditors of the Company of such decrease. The state registration of the relevant amendments to the Company's Charter, which would be necessary for decreasing the Charter capital, would be carried out only upon confirmation that such notification to the creditors has been mad.

Item 10.C. Material Contracts

     The following summarizes the Company's material contracts, other than contracts entered into in the ordinary course of business, for the two years prior to the date of filing this annual report. Since the following is only a summary, you should read carefully each of the material contracts which are filed as exhibits to this annual report.

     Purchase Agreement and Subscription Agreement

On March 29, 2002, Rostelecom's Board of Directors decided to terminate the Company's participation in Limited Liability Company EDN ("Sovintel" or "EDN Sovintel"), a Russian company engaged in providing integrated telecommunications and Internet services by selling the Company's stake in Sovintel's charter capital under a Sale and Purchase Agreement among the Company and SFMT-CIS, Inc., a US holding company and LLC Teleross, a subdivision of Golden Telecom which is a US company engaged in providing integrated telecommunications and Internet services in Russia. As a result of the transaction, in exchange for its 50% stake in Sovintel's charter capital, Rostelecom received 15% of Golden Telecom's shares, US $10 million in cash and US$46 million in non-interest bearing notes issued by LLC Teleross payable upon expiration of 90 days after the date of transfer of shares. The promissory note was guaranteed by Golden Telecom and was paid in full at the maturity date. In addition, Rostelecom acquired the right to appoint two directors to the Board of Directors of Golden Telecom, one of which shall be independent and financially literate. The results for the transaction were reflected in the financial statements of the Company for the year 2002. The sale of the Company's stake in EDN Sovintel and acquisition of shares of Golden Telecom was completed on September 5, 2002. The proceeds from sale of the 50% ownership interest in Sovintel were used by the Company to reduce its external indebtedness.

     Standstill Agreement

     In connection with the purchase by Rostelecom of the Golden Telecom shares, Golden Telecom, Rostelecom, Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership ("CIG"), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish") and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund") entered into a Standstill Agreement, dated as of September 5, 2002 (the "Standstill Agreement").

     Pursuant to the Standstill Agreement, Golden Telecom, Rostelecom, Alfa Telecom, CIG, Cavendish and First NIS Fund agreed, among other things, not to
(i) engage in "business combinations" with Golden Telecom (within the meaning of such term in Section 203 of the Delaware General Corporation Law), (ii) acquire shares of voting stock of Golden Telecom in excess of specified levels and (iii) engage in proxy contests in respect of shares of voting stock of Golden Telecom in each case for a period of two years following the date of the Standstill Agreement. In addition, the Standstill Agreement grants to each of Rostelecom, Alfa Telecom, CIG, Cavendish and First NIS Fund a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the Standstill Agreement, which expires upon the occurrence of any of the following: (i) the mutual agreement of the parties thereto, (ii) the voluntary or involuntary filing of a petition in bankruptcy by or against Golden Telecom (iii) an event of insolvency affecting Golden Telecom or the appointment of a receiver for Golden Telecom or
(iv) on the second anniversary of the date of the Standstill Agreement.

Consortium Agreement

On September 3, 2001, a tripartite agreement (the "Consortium Agreement") was executed among Rostelecom and Rostelecom-Garautiya, both of which originally held in the aggregate 100% in the share capital of RTC-Leasing as of September 3, 2001 (collectively, the "Initial Shareholders"), CJSC CB North-West Telecombank, NP TSIPRT, CJSC CB Russian Industrial Bank, CJSC Gamma-Invest and CJSC KFP-Finance (collectively, the "Consortium") and RTC-Leasing. The primary goal of the Consortium Agreement was the increase of the market value of the RTC-Leasing shares.

Undertakings of the Consortium

Under the Consortium Agreement, the Consortium undertook, among other things:

     - within three years of the date of the Consortium Agreement, to procure for RTC-Leasing new clients contributing not less than U.S.$ 330 million under lease agreements;

     - within three years of the date of the Consortium Agreement, to provide RTC-Leasing with financing sufficient to acquire assets necessary to meet the demands of the new clients, on market terms; and

     - within three years of the date of the Consortium Agreement, to provide RTC-Leasing with access to the lease market involving regional telecommunications companies; such obligation would be deemed fulfilled in the event that RTC-Leasing enters into a cooperation agreement with Svyazinvest and enters into new lease agreements with the regional telecommunications companies, which would collectively provide RTC-Leasing with lease payments amounting to no less than U.S.$ 200 million.

Results of the Restructuring

RTC-Leasing considerably expanded its business and diversified its client base. Since 2001, Rostelecom has not been using leasing to finance acquisition of telecommunications equipment, and the share of contracts with Rostelecom in the portfolio of RTC-Leasing decreased from 100% to 60%.

At the same time, Rostelecom maintained control over RTC-Leasing through its ability to appoint a majority and the Chairman of the Board of Directors of RTC-Leasing and the General Director of RTC-Leasing.

In the beginning of 2003, Rostelecom proposed a revision of the terms of the Consortium Agreement and formulated new, more specific objectives that were specified in the Supplemental Agreement (as defined below).

Supplement Agreement

To define specific obligations of the Consortium, the parties re-negotiated the terms of the Consortium Agreement. In May 2003 (the "Signing Date"), the Initial Shareholders, the Consortium and RTC-leasing signed a supplement to the Consortium Agreement (the "Supplemental Agreement") which obligated the Consortium to perform certain actions which should result in:

     o Writing-off the Company's liabilities to RTC-Leasing in the amount of not less than RUR 1.8 billion within a 6 month period from the Signing Date;
     o Selling shares of RTC-Leasing owned by Rostelecom and the Rostelecom-Garautiya to a third party for total amount of not less than RUR 750 million within a 6 month period from the Signing Date;
     o Cancellation of all guarantees and pledges provided by Rostelecom in respect of loans payable by RTC-Leasing within a 12 month period from the Signing Date.

The Consortium Agreement provides that, in the event that Consortium fails to duly fulfill any of its above undertakings, the Initial Shareholders will have the right to repurchase from the Consortium the Additional Shares placed with the Consortium at nominal price.

The signing of the Supplemental Agreement marks the second stage of the long-term development program of RTC-Leasing, in which Rostelecom aims to: improve the transparency of its business portfolio, reduce debt as well as reduce credit risks associated with the guarantees and pledges issued by Rostelecom to secure RTC-Leasing's external obligations; sell a non-core asset on favorable terms and receive a substantial amount of cash to be invested in Rostelecom's main business development.

For details, please, see Item 4.C. "Organizational Structure - RTC-Leasing" and refer to the Consortium Agreement and the Supplemental Agreement filed as filed as exhibits to this annual report.

10.D. Exchange Controls

Capital Import and Export Restrictions

     The main regulatory body charged with overseeing and implementing currency and exchange controls in the Russian Federation is the Central Bank of Russia.

     Foreign exchange operations are governed by the Law No. 3615-1 "On Currency Regulation and Currency Control", dated October 9, 1992 (the "Currency Control Law") and numerous Central Bank letters, instructions, and orders. Certain other laws establish exemptions from the general currency control regime but, absent implementing legislation, their application remains untested.

     Russian currency legislation distinguishes between "residents" (i.e., Russian persons and entities having permanent residence in Russia, including Russian entities with foreign ownership) and "nonresidents" (i.e., persons and entities established under foreign law not having a permanent residence in Russia, including foreign company representation offices and branches).

     Transactions using foreign currency among residents, and between residents and nonresidents, must be conducted only through Russian banks that are licensed to engage in foreign currency transactions ("authorized banks"). The exemptions available under this rule are limited.

     The operations of Russian residents using foreign currency and other "currency valuables" such as foreign currency denominated securities, and precious metals and stones are regulated primarily by the Currency Control Law. Any transaction involving the transfer of title or other rights to "currency valuables" or comprising an international money transfer, import or export of such valuables, is deemed to be a "currency operation". In addition, currency operations include ruble settlements between residents and non-residents.

     The regulation of operations using foreign currency and currency valuables is based on the distinction between those operations that are "current" and those that are carried out "in connection with the movement of capital" ("capital currency operations").

     Current operations are defined by the Currency Control Law by way of an exhaustive list and may be carried out by Russian residents without a license from the Central Bank.

     Under the Currency Control Law, capital currency operations are comprised of: (i) direct investments; (ii) portfolio investments; (iii) transfers of foreign currency for the purchase of immovable property; (iv) deferrals of payments in foreign currency under export-import contracts for more than 90 days; (vi) financial credits in foreign currency by institutions other than Russian authorized banks for periods exceeding 180 days; and (vii) all other operations with foreign currency that are not classified as current currency operations.

     Capital currency operations may be performed on the basis of either a transaction-specific Central Bank permit or an exemption established by regulations of the Central Bank. The process of obtaining a Central Bank permit is time-consuming and may require a number of consents from other Russian governmental agencies.

     Russian exchange control legislation limits the exchange of rubles for foreign currency and the use of foreign currency in Russia. Cash transactions in foreign currency are generally prohibited within Russia. Foreign currency may be freely exchanged for rubles in Russia, but the exchange of rubles for foreign currency in Russia is restricted.

     Russian legal entities may purchase foreign currency through Russian authorized banks only to effect payments for certain operations defined by regulations of Central Bank. The lawful purpose of the intended payment must be proven to the account bank that is requested to purchase foreign currency. The purchase of foreign currency to effect payments for works and services or intellectual property rights worth more than U.S.$ 10,000 (or the equivalent in other foreign currencies) is subject to additional procedural regulations.

     The procedure for purchasing foreign currency by non-residents differs depending on the type of the ruble accounts held by a non-resident with Russian authorized banks, to which the ruble payments are made. Generally, non-residents may open the following types of accounts with Russian authorized banks: (i) K-type accounts (convertible accounts); (ii) N-type accounts (nonconvertible accounts); and (iii) F-type accounts (accounts for individuals only).

     While non-residents may freely buy foreign currency using ruble amounts in their K- and F-type accounts, similar operations involving N-type accounts may not be carried out prior to 365 days after the date of the purchase instructions given to an account bank. The incoming payments to such ruble accounts are strictly regulated and certain payments may be received in N-type accounts only.

     In addition, substantial amounts of rubles owned by non-residents are kept in S-type accounts. The restrictions on the investment, conversion and repatriation of such funds, which were frozen after the August 1998 financial crisis, are being slowly eased.

     Russian legal entities are generally required to repatriate of all their foreign currency revenues to Russia, where such proceeds must be deposited into accounts with authorized banks. A part of this requirement is the requirement that all export revenues of Russian legal residents in a foreign currency be remitted to their onshore bank accounts. Once the foreign currency proceeds from the exports of goods, services, or intellectual property, among others, are repatriated, a certain percentage must be promptly sold in the domestic market for rubles. In August 2001, three years after the August 1998 financial crisis, the percentage of foreign currency export revenues subject to this mandatory conversion was decreased to its pre-crisis level of 50%. Currently, the mandatory conversion requirement remains the same.

     A Russian entity may open or maintain offshore bank accounts in freely convertible foreign currencies only upon a prior approval of the Central Bank.

     As a consequence of the Russian economy's progressive recovery from the negative consequences of the 1998 financial turmoil, the currency regulations have been gradually liberalized. A number of capital currency operations were exempted from restrictive Central Bank permit and registration requirements (such as raising of loans for more than 180 days by Russian corporate entities and the opening of accounts abroad in a foreign currency that is "not freely convertible" (in accordance with the list of such currencies approved by the Central Bank). However, despite of the steps towards liberalization, a number of existing omissions and uncertainties as to the interpretation and implementation of provisions of the Russian currency regulations may negate the positive effects of these amendments.

          Restrictions on the Remittance of Dividends, Interest or Other Payments to Non-Residents

     The Federal Law on Foreign Investments in the Russian Federation guarantees foreign investors' right to repatriate their earnings from investments in the Russian economy. However, Russia's currency legislation may impose considerable restrictions on the repatriation rights of foreign investors.

     Pursuant to the regime of non-residents' ruble accounts, ruble dividends on Ordinary Shares of the Company underlying its ADSs may be credited to the K-type account with the depositary of the ADS program and converted without restrictions into a foreign currency for distribution to ADS holders.

     For as long as the buyer is not a Russian resident, ADSs or Ordinary Shares of the Company may be sold by non-residents for foreign currency outside the Russian Federation without being restricted by the Russian currency control regulations. However, the Russian currency legislation limits the ability of a non-resident to sell ADSs or Ordinary Shares of the Company underlying its ADSs to Russian residents. Without a permit from the Central Bank, Russian residents (unless they are Russian authorized banks or individuals) may, generally, purchase securities for rubles only and may not purchase securities denominated in foreign currency, such as the Company's ADSs.

     Foreign investors may sell ruble-denominated shares, such as the Ordinary Shares of the Company underlying its ADSs, to Russian residents, via their own K-type accounts or K-type accounts opened by the Russian authorized banks for non-resident banks. Ruble proceeds from the sale of such shares, transferred to the non-resident's K-type account, may be converted into foreign currency without restrictions.

     However, the ability of the depositary and other persons to convert rubles into foreign currency depends on the foreign currency availability in Russia's currency market. Although Russia has an exchange market where the ruble is converted into foreign currency, the future development of this market is uncertain. At present, the ruble is not convertible outside Russia. Also, there is no working market in Russia to hedge ruble investments.

Furthermore, no assurance can be given that the Russian currency legislation will not be amended in a way affecting foreign investors' activities. In particular, these risks imply potential limitation on the amount of investment proceeds allowed to be repatriated, a more complicated procedure for ruble-denominated share transactions with Russian residents, and new restrictions on converting into a foreign currency dividends paid in rubles.

10.E. Taxation

     The following discussion summarizes certain material United States federal income and Russian income and withholding tax consequences to the beneficial owners arising from the ownership and disposal of ADSs or Ordinary Shares. The discussion which follows is based on (a) the United States Internal Revenue Code of 1986, as amended (the "Code"), the US Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, (b) Russian tax law, and (c) the Convention between the United States and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the "Tax Treaty"), all as in effect and available on the date hereof, and is subject to any changes (possibly on a retroactive basis) in these or other laws occurring after such date. It is also based, in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to the Russian law is based on the Company's understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

     The following discussion is intended as a general description only and is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential United States federal income or Russian income tax and income withholding tax consequences to the owners of ADSs or Ordinary Shares. Each holder should consult its own tax adviser regarding the specific United States federal income tax consequences, as well as Russian tax consequences of the ownership and disposal of the ADSs or Ordinary Shares under its own particular factual circumstances.

          Russian Income Tax and Withholding Tax Considerations

     The following is a summary of certain Russian tax considerations regarding the ownership and disposal of ADSs or Ordinary Shares by a holder who is either a foreign citizen, not residing in the Russian Federation for more than 183 days in a given calendar year (a "Non-resident Individual") or is a foreign corporation (a legal entity incorporated outside of Russia), partnership or other entity established outside of Russia which does not conduct its business in the Russian Federation via a "permanent establishment" (a "Non-resident Entity"). Under Russian tax law, a "permanent establishment" for tax purposes is deemed to include a branch, subdivision, bureau, office, agency or any other permanent location in which activities are carried out on a regular basis for the purpose of deriving income in the Russian Federation or abroad. The definition of a permanent establishment also includes any organizations or individuals that has and regularly use the powers to conclude contracts or negotiate their essential provisions in Russian Federation in the name of a foreign corporation or other entity creating legal consequences for such foreign corporation or other entity (dependent agent). Where there is no difference in the treatment of a Non-resident Individual and a Non-resident Entity any of them may be referred to as a "Non-resident".

     Russian tax rules applicable to securities, and in particular those applicable to Non-residents holding Russian securities, are characterized by significant uncertainties and by an absence of interpretative guidance. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change compared to jurisdictions with more developed capital markets, legal and tax systems.

     Applicability of the Tax Treaty to the U.S. ADS Holders

     Russian tax rules applicable to the U.S. holders of ADSs are characterized by significant uncertainties and by an absence of interpretative guidance. Russian tax authorities have not provided any reasonable guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how they will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat the U.S. holders as the beneficial owners of the underlying shares for the purposes of the Tax Treaty. If Russian tax authorities do not treat the U.S. holders as the beneficial owners of the underlying shares, then the U.S. holders would not be able to benefit from the provisions of the Tax Treaty. However, even if the U.S. holders are treated by the Russian tax authorities as the beneficial owners of the underlying shares, the U.S. holders still may be not able to benefit from the provisions of the Tax Treaty, or may experience significant expense and effort due to the complicated administrative procedures on the Russian side claiming these treaty benefits.

     Taxation of Income from Disposal of ADSs or Ordinary Shares

     The tax treatment of sales, exchange or other disposal of ADSs or Ordinary Shares will be different for Non-resident Individuals and Non-resident Entities.

     Taxation of Capital Gains from Disposal of ADSs or Ordinary Shares for Non-resident Individuals

     Non-resident individual holders of ADSs or Ordinary Shares generally should not be subject to any Russian income tax or withholding tax on the gain realized on the sale, exchange or other disposal of ADSs or Ordinary Shares outside of Russia if the ADSs or Ordinary Shares are disposed to Non-residents (arguably, a sale outside Russia to a Russian resident would also be exempt).

     Sale, exchange or other disposal of ADSs or Ordinary Shares to Russian residents may be subject to Russian income or withholding taxes. In case Non-resident Individual holder sells, exchanges or in other way disposes ADSs or Ordinary Shares to a Russian resident purchaser, the latter may be required to withhold 30% of the gain realized on disposal of ADSs or Ordinary Shares. Although Russian tax rules provide for a procedure to determine a holder's tax basis for the purpose of determining taxable gain, there is a risk that in practice a Russian resident purchaser may arbitrarily withhold tax on the gross proceeds of the transaction.

     A refund of tax withheld may technically be available for a Non-resident Individual holder of ADSs or Ordinary Shares pursuant to the provisions of an applicable tax treaty, upon submission of a relevant application. In practice, however, the procedure for obtaining such refunds is not defined. The law does not provide for advance treaty clearance of payments to Non-resident Individuals.

     Taxation of Capital Gains or Other Income from Disposal of ADSs or Ordinary Shares for Non-resident Entities

     Any capital gain or other income received by a Non-resident Entity as a result of sale, exchange or other disposal of ADSs or Ordinary Shares through a non-Russian stock exchange generally should not be subject to Russian withholding tax for a Non-resident Entity.

     In case of sale, exchange or other disposal of ADSs or Ordinary Shares outside a stock exchange the purchaser is required to withhold 20% of the purchase price (or 24% of the gain if the seller can confirm the cost basis of the security in accordance with Russian rules) if more than 50% of Rostelecom's assets consists of immovable property located in Russia. There is an uncertainty in the Russian law as to whether telecommunication lines, comprising a large part of Rostelecom assets, are considered to be immovable property, thus the risk of withholding exists. The mechanism for withholding of the tax and remittance of the tax withheld to the Russian tax authorities is not defined in case the payer of income is a Non-resident with no tax registration in Russia.

     Many tax treaties provide for relief from withholding tax on capital gain, though the Tax Treaty contains limitation similar to that in Russian law, and if not less than 50% of the assets is recognized to be immovable property no relief is available.

     To claim the benefit of a reduced rate of withholding tax under an applicable tax treaty, a Non-resident normally should provide a certificate of tax residence confirming the eligibility for the treaty benefits, which must meet the requirements of Russian law. If such certificate has not been presented to the payer prior to the payment date, the payer of income is required to withhold tax at the full rate of 20% of the purchase price (or 24% of the gain if the seller can confirm the cost basis of the security in accordance with Russian rules). Non-resident holders eligible for a reduced rate under a double tax treaty are then entitled to file claims for refund which must be lodged with the Russian tax authorities within 3 years after withholding was made. There are practical problems in obtaining both the advance exemptions and the refund claims particularly where the beneficial owner of the dividend income and the registered owner are different entities. In addition there is significant uncertainty regarding the availability and timing of refunds even if the claim is approved.

     No withholding tax should generally apply if 50% or less of Rostelecom's assets consist of immovable property located in Russia even in case of sale, exchange or other disposal of ADSs or Ordinary Shares outside a stock exchange.

     Taxation of Dividends

     Dividends on ADSs or Ordinary Shares paid to Non-resident Entities generally will be subject to Russian withholding tax deducted at source by the payer of such dividends at a rate of 15% for Non-resident Entities. For Non-resident Individuals the rate of withholding tax may generally be 30% if the payer of income chooses the conservative approach.

     The withholding tax rate can be reduced in accordance with the provisions of an applicable double tax treaty, subject to the risks outlined in the section "Russian Income Tax and Withholding Tax Considerations" above. The Tax Treaty reduces the rate of withholding tax on dividends to 10% (and to 5% if a Non-resident holder is an entity treated as a body corporate for the US tax purposes that owns at least 10% of the voting stock).

     To claim the benefit of a reduced rate of withholding tax under applicable tax treaty, a Non-resident Entity normally should provide a certificate of tax residence confirming the eligibility for the treaty benefits, which must meet the requirements of Russian law. If such certificate has not been presented to the payer prior to the dividend payment date, the payer is required to withhold tax at the full rate 15% for Non-resident Entities. Non-resident Entity holders eligible for a reduced rate under a double tax treaty are then entitled to file claims for refund, with the Russian tax authorities within 3 years after withholding was made. There are practical problems in obtaining both advance exemptions and refund claims particularly where the beneficial owner of the dividend and the registered owner are different entities. In addition there is significant uncertainty regarding the availability and timing of refunds even if the claim is approved.

     A refund of tax withheld may technically be available for a Non-resident Individual holder of ADSs or Ordinary Shares pursuant to the provisions of an applicable tax treaty, upon submission of a relevant application. In practice, however, the procedure for obtaining such refunds is not defined. The law does not provide for advance treaty clearance of payments to Individuals.

     United States Federal Income Tax Considerations

     The following is a description of the principal United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Ordinary Shares or ADSs by a holder thereof. This summary only applies to Ordinary Shares or ADSs held as capital assets and does not address, except as set forth below, aspects of U.S. federal income taxation applicable to holders that may be subject to special tax rules, including:

     o    financial institutions,

     o    insurance companies,

     o    real estate investment trusts,

     o    regulated investment companies,

     o    grantor trusts,

     o    tax-exempt entities,

     o    dealers or traders in securities or currencies,

     o persons that received the Company's Ordinary Shares or ADSs as compensation for the performance of services;

     o holders that own (or are deemed to own) 10% or more (by voting power or value) of the Company's Ordinary Shares or ADSs,

     o persons that will hold the Company's Ordinary Shares or ADSs as part of a position in a straddle or as part of a hedging, or conversion transaction for U.S. federal income tax purposes or persons that have a functional currency other than the U.S. dollar.

     Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership or retirement of Ordinary Shares or ADSs.

     This description is based

     o on the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof; and
     o in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

The United States tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     For purposes of this description, a "U.S. Holder" is a beneficial owner of Ordinary Shares or ADSs who for U.S. federal income tax purposes is

     o    a citizen or resident of the United States;

     o a corporation or partnership created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

     o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     o a trust if such trust (1) validly elects to be treated as a United States person for U.S. federal income tax purposes or if (1) court within the United States is able to exercise primary supervision over its administration and 2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

     A Non-U.S. Holder is a beneficial owner of Ordinary Shares or ADSs other than a U.S. Holder.

     If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares or ADSs, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to its consequences.

     Each holder should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of Ordinary Shares or ADSs.

     Ownership of ADSs in General

     For United States federal income tax purposes, a holder of ADSs generally will be treated as the owner of the Company's Ordinary Shares represented by such ADSs.

     The United States Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for Russian taxes and sourcing rules described below could be affected by future actions that may be taken by the United States Treasury Department.

     Distributions

     Subject to the discussion below under "Passive Foreign Investment Company Considerations", for United States federal income tax purposes, a U.S. holder will include in income the gross amount of any distribution made to such U.S. holder of cash or property, other than certain distributions, if any, of the Company's Ordinary Shares distributed pro rata to all Company's shareholders, including holders of ADSs, with respect to such U.S. Holder's Ordinary Shares or ADSs, before reduction for any Russian taxes withheld therefrom, as dividend income to the extent such distributions are paid out of the Company's current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under "Passive Foreign Investment Company Considerations", individuals who are U.S. Holders may be taxed on certain dividends received in a taxable year ending after December 31, 2002 at the lower rates applicable to long-term capital gains. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "Passive Foreign Investment Company Considerations," to the extent, if any, that the amount of any distribution by the Company exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of such U.S. Holder's adjusted tax basis in Ordinary Shares or ADSs and thereafter as capital gain. The Company does not maintain calculations of its earnings and profits under United States federal income tax principles.

     If the Company pays a dividend in Russian rubles, any such dividend will be included in a U.S. Holder's gross income in an amount equal to the United States dollar value of Russian rubles on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is received to the date such payment is converted into U.S. Dollars will be treated as ordinary income or loss.

     The 10% Russian withholding tax provided under the Tax Treaty (and 5% if a Non-resident holder is an entity treated as a body corporate for the U.S. tax purposes that owns at least 10% of the voting stock) generally will be treated as a foreign income tax, and subject to certain limitations, generally may be claimed as a credit against a U.S. Holder's United States federal income tax liability. In the event Russian tax is withheld at a 15% or 30% rate, a U.S. Holder may not be entitled to claim a credit for the excess of the amount withheld over the 10% rate provided in the Tax Treaty, since the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes.

     The   limitation  on  foreign  taxes  eligible  for  credit  is  calculated separately with respect to specific classes of income. For this purpose, dividends that the Company distributes generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services income."

     Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder generally will not be subject to United States federal income or withholding tax on dividends received with respect to Ordinary Shares or ADSs, unless such U.S. Holder conducts a trade or business in the United States and such income is effectively connected with that trade or business.

     Sale or Exchange of Ordinary Shares or ADSs

     Subject to the discussion below under "Passive Foreign Investment Company" Considerations, a U.S. Holder generally will recognize gain or loss on the sale or exchange of the Ordinary Shares or ADSs equal to the difference between the amount realized on such sale or exchange and such U.S. Holder's adjusted tax basis in the Ordinary Shares or ADSs. Such gain or loss will be capital gain or loss. The maximum marginal United States federal income tax rate applicable to gain realized by a non-corporate U.S. Holder will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than certain distributions received in a taxable year ending after December 31, 2002) if such U.S. Holder's holding period for such Ordinary Shares or ADSs exceeds one year. Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

     The initial tax basis of a U.S. Holder's Ordinary Shares or ADSs will be the United States dollar value of the Russian rubles denominated purchase price determined on the date of purchase. If the Ordinary Shares or ADSs are treated as traded on an "established securities market," a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such Ordinary Shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a U.S. Holder converts United States dollars to Russian rubles and immediately uses that currency to purchase Ordinary Shares or ADSs, such conversion generally will not result in taxable gain or loss to the U.S. Holder.

     With respect to the sale or exchange of Ordinary Shares or ADSs, the amount realized generally will be the United States dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the Ordinary Shares or ADSs are treated as traded on an "established securities market," a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the United States dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

     Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such Ordinary Shares or ADSs unless:

     o such gain is effectively connected with the conduct of a trade or business in the United States; or

     o such Non-U.S. Holder is an individual and has been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

     Passive Foreign Investment Company Considerations

     A Non-U.S. corporation will be classified as a "passive foreign investment company," (a "PFIC"), for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

     o    at least 75% of its gross income is "passive income"; or

     o at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income.

     Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

     Based on certain estimates of the Company's gross income and gross assets and the nature of the Company's business, the Company believes, and this description assumes, that it will not be classified as a PFIC for the Company's taxable year ending December 31, 2002. The status of the Company in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that it will not be considered a PFIC for any taxable year. If the Company were a PFIC, a U.S. Holder generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends received from such PFIC at the lower rates applicable to long-term capital gains (as discussed above under "Distributions")) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the U.S. Holder's Ordinary Shares or ADSs.

     If the Company were a PFIC, a U.S. Holder could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the Company's Ordinary Shares or ADSs. A U.S. Holder should consult its own tax advisor regarding the tax consequences that would arise if the Company were treated as a PFIC.

     Backup Withholding Tax and Information Reporting Requirements

     United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of Ordinary Shares or ADSs. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Ordinary Shares or ADSs made within the United States to a holder of Ordinary Shares or ADSs, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Ordinary Shares or ADSs made within the United States to a holder of Ordinary Shares or ADSs that is a United States person, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Payments within the United States of dividends and the proceeds from the sale or redemption of Ordinary Shares to a holder that is not a United States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payer and the payer does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding tax rate is 30% for the year 2002 and 28% for years 2003 through 2010.

     In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if the payor does not have actual knowledge or a reason to know that any information or certification stated in the certificate is incorrect.

     The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of the Company's Ordinary Shares or ADSs. Purchasers of Ordinary Shares or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

     10.F. Dividends and Paying Agents

     Not applicable.

10.G. Statement by Experts

     Not applicable.

Item 10.H. Documents on Display

     Rostelecom is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the U.S. Securities and Exchange Commission (the "Commission"). These materials, including this annual report and the exhibits hereto filed by Rostelecom may be examined without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained from the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may also obtain information from the operation of the Commission's Public Reference Room by calling 1800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports and other information that registrants file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval system (EDGAR). In addition, such material is available for inspection and copying at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

10.I. Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

     The Group's significant market risk exposures are interest rate risk and exchange rate risk. Interest rate risk mainly relates to floating rate debt denominated primarily in U.S. dollars and euros. As of December 31, 2002, approximately 12% of the Group's interest bearing loans carried floating interest rates. Exchange rate risk relates to the Group's foreign currency indebtedness and, to a lesser extent, its foreign currency denominated cash, receivables and payables and foreign currency denominated revenues and costs. As of December 31, 2002, approximately 48% of total borrowings (including bonds) were denominated in foreign currencies. The Group does not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps or forward rate agreements, to manage these market risks.

     The Group's consolidated financial statements are presented in Russian rubles. At the same time, approximately 18% of the Group's revenues are denominated in currencies other than the Russian ruble, principally U.S. dollar and Special Drawing Rights ("SDR"), which is valued on the basis of a basket of key international currencies and serves as a settlement unit between Rostelecom and a number of foreign telecommunications operators. In addition, approximately 35% of the Group's costs (excluding depreciation and bad debt expense) are denominated in currencies other than the Russian ruble, principally SDR and U.S. dollar. Due to the imbalance between incoming international calls (for which Rostelecom receives foreign currency revenues) and outgoing international calls (for which it incurs foreign currency expenses), the Company was a net payer of foreign currency during 2002, i.e. it paid to foreign operators more than received since outgoing ILD traffic exceeded incoming. Net balance payable to foreign operators which is denominated in foreign currencies (principally, SDR and US $) is RUR 805 million as of December 31, 2002. To the extent that Rostelecom is not naturally hedged against changes in exchange rates, the Group is exposed to foreign exchange gains and losses. The Group is not engaged in any active hedging of the foreign exchange risk arising out of its operating activities.

Interest Rate Sensitivity

     As of December 31, 2002, the Group had outstanding borrowings of RUR 6,846 million of which approximately RUR 884 million bore interest at floating rates. The interest rate on the Group's floating rate debt is determined principally by reference to London Inter Bank Offered Rate (LIBOR). The additional net financing expense to the Group that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to these loans is approximately RUR 9 million. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each category.

Exchange Rate Sensitivity

     Rostelecom has exchange rate exposure primarily with respect to indebtedness denominated in currencies other than the ruble. RUR 4,065 million of the Group's interest bearing loans are denominated in foreign currencies, including RUR 3,089 million in Japanese Yen, RUR 826 million in U.S. dollars, and RUR 150 million in euros. The additional interest expense to the Group that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately RUR 30 million. Such a change would also have resulted in an estimated foreign exchange loss of approximately RUR 407 million. This sensitivity analysis assumes an unfavorable 10% fluctuation in the exchange rates affecting the foreign currencies in which the indebtedness is denominated. Between January 1, 2003 and June 25, 2003, the Russian ruble has increased in value as compared to the Japanese Yen by approximately 4%, as compared to the U.S. dollar - by approximately 4.5%, but declined as compared to Euro - by approximately 6%.

Item 12.  Description of Securities Other Than Equity Securities

     None

Item 13.  Defaults, Dividend Arrearages and Delinquencies

13.A. Defaults

     JPY 11,601 million (RUR 3,089 million) credit agreement, dated August 16, 1994, was entered into among Rostelecom, the Council of Ministers of the Government of the Russian Federation and Vnesheconombank (hereinafter, the "Debt Obligation"). The principal of the loan was repayable in equal annual instalments of JPY 2,105 million, with the final payment due not later than October 2001. In 2000, a Russian Federation Government decree provided for the restructuring of the indebtedness to the Russian Federation Government administered by Vnesheconombank over a 10-year period at an interest rate of 3% per annum. In accordance with the provisions of the decree, in 2001, the Group entered into negotiations with respect to restructuring this credit agreement on said terms. As the abovementioned decree did not specify the procedure of the debt restructuring, as of December 31, 2002 and 2001 the Group was technically in default with respect to the principal and interest on Debt Obligation. In 2002 the Group repaid several other loans totalling to RUR 1,909 million which contained cross default provisions and therefore were also technically defaulted. As of December 31, 2002, no cross-defaults have been triggered under any other loan agreements.

     Concurrently Rostelecom held negotiations with OJSC Alfa-Bank ("Alfa-Bank"), a Russian bank, in order to restructure the Debt Obligation, pursuant to which Rostelecom executed an Agency Agreement with Alfa-Bank in June 2003 (the "Agency Agreement"). As a result of negotiations between Rostelecom and Alfa-Bank, the Board of Directors of Rostelecom approved the restructuring plans on May 12, 2003. This restructuring will involve the termination of Rostelecom's obligations to the Russian Federation Government under the Debt Obligation through a transfer, in accordance with Russian Federation Government Resolution No. 221, of the Russian Federation Government's rights to such Debt Obligation to the Russian Federation Finance Ministry, with Alfa-Bank acting as an agent under the Agency Agreement. The Agency Agreement obligates Alfa-Bank to settle the entire outstanding indebtedness under the Debt Obligation to the federal budget. Under the terms of the Agency Agreement, Rostelecom will reimburse to Alfa-Bank costs associated with the settlement of the Debt Obligation by issuing promissory notes for approximately U.S.$ 100 million bearing interest of 5.94% per annum and to be redeemed in up to 36 months period. The Agency Agreement provides possibility for early redemption of the notes by the Company at its sole option. The one-time fee to Alfa-Bank will be U.S.$ 100,000. As of December 31, 2002, Rostelecom's overdue indebtedness under the Debt Obligation is JPY 14,165 million, including JPY 11,601 million (RUR 3,089 million) of principal, JPY 45 million (RUR 12 million) of interest and JPY 2,519 million (RUR 667 million) of fees and penalties.

13.B. Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     The rights of shareholders were amended significantly by virtue of the revised Federal Law "On Joint Stock Companies" (the "Joint Stock Company Law") enacted on August 7, 2001. Most of the amendments became effective as of January 1, 2002.

     The material changes made to the Joint Stock Company Law affected the following: (i) the procedure for increasing the Charter capital; (ii) the procedure for paying for shares at the company's founding; (iii) the manner of voting at a general shareholders meeting; and (iv) the procedure for open and closed share subscriptions. Also, in accordance with the further amendments to the Joint Stock Companies Law, which entered into force on November 16, 2002, dividends may be paid on a quarterly basis.

     Under the revised Joint Stock Company Law, shareholders have been granted preemptive rights to acquire additional shares through an open and closed subscription. In the event of a corporate reorganization resulting in the formation of a new company, shareholders have been granted the right to maintain their shareholdings in the new company in the same proportion as their shareholdings in the old company. Furthermore, as the issuance of fractional shares has been permitted, minority shareholders will no longer face forced buy-outs in the event of a share consolidation.

     See also Item 4.B "Business Overview - Russian  Federation." and Item 10.B.
- "Articles of Association".

Item 15.  Controls and procedures

     Within the Group's report (the "Evaluation date") Chief Executive Officer and Chief Accountant of Rostelecom carried out an evaluation of the effectiveness of the Group's disclosure controls and procedures (as defined in Sections 240.13a-15(c) and 240.15d-15(c)) of the U.S. Securities Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and Chief Accountant of Rostelecom have concluded that as of the Evaluation

Date, the Group's disclosure controls and procedures were effective and designed to ensure that material information relating to the Group would be made known to them by others within these entities.

     There were no significant changes in the Group's internal controls, or in other factors that could significantly affect these controls subsequent to the Evaluation Date, nor were there significant deficiencies or material weaknesses in the Group's internal controls requiring corrective action.

Item 16.

     Reserved

Item 17.  Financial Statements

     Not applicable.

Item 18.  Financial Statements

See pages F-1 to F-72 of the consolidated financial statements which are filed as part of this annual report.

INDEX TO FINANCIAL STATEMENTS                                              Pages

OAO ROSTELECOM CONSOLIDATED FINANCIAL
STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

Statement of Directors' Responsibilities                                   F-2

Report of Independent Auditors for the year ended
  December 31, 2002 and 2001                                               F-3

Report of Independent Accountants for the years ended
   December 31, 2000                                                       F-4

Consolidated Balance Sheets                                                F-5

Consolidated Statements of Operations                                      F-6

Consolidated Statements of Cash Flows                                      F-7

Consolidated Statements of Changes in Shareholders' Equity                 F-8

Notes to Consolidated Financial Statements                           F-9 - F-59


EDN SOVINTEL LLC FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001 AND
THE PERIOD FROM JANUARY 1 TO SEPTEMBER 16, 2002

Report of Independent Auditors for each of the two years
ended December 31, 2001 and for the period from January 1
to September 16, 2002                                                     F-60

Balance Sheet                                                             F-61

Statements of Income                                                      F-62

Statements of Cash Flows                                                  F-63

Notes to Financial Statements                                      F-64 - F-72

Item 19.  Exhibits

Number         Description

1.1 Charter (Articles of Association) of Open Joint Stock Company Long-Distance and International Communications Rostelecom (restated version No.6), approved by the General Shareholders Meeting on June 15, 2003.*

1.2 Regulations on the General Shareholders Meeting of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version # 2), approved by the General Shareholders Meeting on June 15, 2003.*

1.3 Regulations on the Board of Directors of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No.2), approved by the General Shareholders Meeting on June 1, 2002.*

1.4 Amendment to the Regulations on the Board of Directors of OJSC Rostelecom (restated version No. 2) approved by the Annual
               General  Shareholders  meeting  of OJSC  Rostelecom  on June  15,
               2003.*

1.5 Regulations on the Management Board of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No.1), approved by the General Shareholders Meeting on June 1, 2002.*

1.6 Amendments to the Regulations on the Management Board of OJSC Rostelecom (restated version No. 1) approved by the Annual general Shareholders Meeting of OJSC Rostelecom on June 15, 2003.*

1.7 Regulations on the General Director of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 1), approved by the General Shareholders Meeting on June 30, 2001.**

1.8            Amendment  and  Additions  to  the   Regulations   on  the  Audit
               Commission of OJSC Rostelecom (restated) approved by the Annual General Shareholders meeting on June 30, 2001.**

4.1            Ownership  Interest  Purchase  Agreement,  dated as of March  13,
               2002,   by  and  among   SFMT-CIS,   Inc.,   LLC   Teleross   and
               Rostelecom.***

4.2 Standstill Agreement, dated as of September 5, 2002, by and among Alfa Telecom Limited, Rostelecom, Capital International, Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees
               Limited,  First NIS  Regional  Fund  SICAV,  and Global  Telecom,
               Inc.***

4.3 Consortium Agreement, dated September 3, 2001, among Rostelecom and NPF Rostelecom-Garantia, ZAO North-West Telecombank, NP TSIPRT, OOO CB Russian Industrial Bank, ZAO Gamma-Invest, ZAO CFP-Finance and RTC-Leasing.*

4.4 Supplement to the Consortium Agreement, dated May 29, 2003, among Rostelecom and NPF Rostelecom-Garantia, ZAO North-West Telecombank, NP TSIPRT, OOO CB Russian Industrial Bank, ZAO Gamma-Invest, ZAO CFP-Finance and RTC-Leasing.*

8.1            List of significant subsidiaries*

10.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

10.2           Certification of the Chief  Accountant  pursuant to 18 U.S.C. ss.
               1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*


---------------------------------------

     *    Provided herewith.

     ** Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.

     *** Incorporated by reference to the Schedule 13D filed by Rostelecom with the Securities and Exchange Commission on September 5, 2002.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   June 27, 2003

                                OPEN JOINT STOCK COMPANY OF
                                LONG-DISTANCE AND INTERNATIONAL
                                TELECOMMUNICATIONS ROSTELECOM

                                By:/s/ Sergei I. Kuznetsov
                                   ---------------------------------------------
                                   Name:   Sergei I. Kuznetsov
                                   Title:  General Director of OJSC "Rostelecom"

                                By:/s/ Alexander A. Lutsky
                                   ---------------------------------------------
                                   Name:   Alexander A. Lutsky
                                   Title:  Chief Accountant of OJSC "Rostelecom"

                                  CERTIFICATION

     I, Sergei I. Kuznetsov, certify that:

     1. I have reviewed this annual report on Form 20-F of Open Stock Company of Long-Distance and International Telecommunications Rostelecom;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 27, 2003

                                By:/s/ Sergei I. Kuznetsov
                                  ----------------------------------------------
                                   Name:   Sergei I. Kuznetsov
                                   Title:  General Director of OJSC "Rostelecom"

                                  CERTIFICATION

     I, Alexander A. Lutsky, certify that:

     1. I have reviewed this annual report on Form 20-F of Open Stock Company of Long-Distance and International Telecommunications Rostelecom;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 27, 2003

                                By:/s/ Alexander A. Lutsky
                                   ---------------------------------------------
                                   Name:   Alexander A. Lutsky
                                   Title:  Chief Accountant of OJSC "Rostelecom"

INDEX TO

OAO ROSTELECOM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
                                                                         Pages

Statement of Directors' Responsibilities                                 F-2

Report of Independent Auditors for the years ended December 31,
2002 and 2001                                                            F-3

Report of Independent Accountants for the year ended December 31, 2000   F-4

Consolidated Balance Sheets                                              F-5

Consolidated Statements of Operations                                    F-6

Consolidated Statements of Cash Flows                                    F-7

Consolidated Statements of Changes in Shareholders' Equity               F-8

Notes to Consolidated Financial Statements                        F-9 - F-59

EDN SOVINTEL LLC FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001 AND
THE PERIOD FROM JANUARY 1 TO SEPTEMBER 16, 2002

Report of Independent Auditors for each of the two years ended
December 31, 2001 and for the period from January 1 to September
16, 2002                                                                 F-60

Balance Sheet                                                            F-61

Statements of Income                                                     F-62

Statements of Cash Flows                                                 F-63

Notes to Financial Statements                                     F-64 - F-72

                    STATEMENT OF DIRECTORS' RESPONSIBILITIES

     To the Shareholders of OAO Rostelecom

1. International convention requires that management prepare consolidated financial statements which present fairly, in all material respects, the state of affairs of the Group at the end of each financial period and of the results and cash flows for each period. Management are responsible for ensuring that all Group entities keep accounting records which disclose with reasonable accuracy the financial position of each entity and which enable them to ensure that the consolidated financial statements comply with International Financial Reporting Standards and that their statutory accounting reports comply with Russian laws and regulations. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

2. Management considers that, in preparing the consolidated financial statements set out on pages F 5 to F 59, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that appropriate International Financial Reporting Standards have been followed.

3. The consolidated financial statements, which are based on the statutory accounting reports adjusted to comply with International Financial
     Reporting Standards, are hereby approved on behalf of the Board of Directors.

     For and on behalf of the Board of Directors:




     S.I.Kuznetsov
     General Director




     OAO Rostelecom
     1st Tverskaya-Yamskaya, 14,
     Moscow
     Russian Federation

     June 6, 2003

Report of Independent Auditors

To the Board of Directors and Shareholders of OAO Rostelecom

We have audited the accompanying consolidated balance sheets of OAO Rostelecom, an open joint stock company, and subsidiaries (hereinafter referred to as the "Group"), as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Group as of December 31, 2000, and for the year then ended, were audited by other auditors whose report dated May 18, 2001, except for Note 4, as to which the date is June 6, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2002 in conformity with International Financial Reporting Standards as published by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain important respects from accounting principles generally accepted in the United Sates of America. The application of the latter would have affected the determination of consolidated net income for each of the two years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity as of December 31, 2002 and 2001 to the extent summarized in Note 34 to the consolidated financial statements.

/s/ Ernst & Young (CIS) Limited




Moscow, Russia
June 6, 2003

                        REPORT OF INDEPENDENT ACCOUNTANTS

          To the Board of Directors and Shareholders of OAO Rostelecom

In our opinion, the related consolidated statements of operations, and of cash flows and of changes in shareholders' equity for the period ended December 31, 2000 (appearing on pages F 6 through F 8 of this 2002 Annual Report of OAO Rostelecom on Form 20-F) present fairly, in all material respects, the financial position of OAO Rostelecom and its subsidiaries (the "Company") at December 31, 2000, and the results of its operations and cash flows for the period ended December 31, 2000, in conformity with International Accounting Standards ("IFRS"). These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

IFRS vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the period ended December 31, 2000 and the determination of consolidated stockholders' equity at December 31, 2000 to the extent summarized in Note 34 to the consolidated financial statements.

As described in Note 4, the Company's consolidated financial statements prepared under IFRS are expressed in Russian roubles adjusted to take into account the effects of inflation. These consolidated financial statements have been restated in terms of purchasing power of the Russian rouble at December 31, 2002.

/s/PricewaterhouseCoopers





Moscow, Russia
May 18, 2001, except for Note 4, which is as of June 6, 2003

OAO Rostelecom
CONSOLIDATED BALANCE SHEETS
(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
----------------------------------------------------------------------------------------------------------------
                                                                    Notes       December 31,     December 31,
                                                                                        2002             2001
----------------------------------------------------------------------------------------------------------------
ASSETS
Property, plant and equipment, net                                    6              56,278            62,677
Investments in associates                                             8               2,635             1,239
Long-term financial investments                                       9                 578                 -
Goodwill                                                            7, 10                39                 -
Negative goodwill, net of current portion                           7, 10              (240)                -
Lease receivables                                                    11               2,713               676
Other non-current assets                                              6                 356                  -
----------------------------------------------------------------------------------------------------------------
Non-current assets                                                                   62,359            64,592
----------------------------------------------------------------------------------------------------------------
Inventory                                                                               502               664
Accounts receivable, net                                             12               8,617             8,533
Short-term investments                                               13               4,575             3,238
Short-term portion of negative goodwill                             7, 10              (471)                -
Cash and cash equivalents                                            14               3,642             2,222
----------------------------------------------------------------------------------------------------------------
Current assets                                                                       16,865            14,657
----------------------------------------------------------------------------------------------------------------
Total assets                                                                         79,224            79,249
----------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY, MINORITY INTEREST AND LIABILITIES
Share capital                                                        15                 100               100
Retained earnings                                                                    48,933            48,654
----------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                           49,033            48,754
----------------------------------------------------------------------------------------------------------------
Minority interest                                                    16               2,825             1,929
----------------------------------------------------------------------------------------------------------------
Accounts payable and accrued expenses                                17               5,162             5,862
Amounts owed to customers                                                             1,003                 -
Taxes payable                                                                         2,253             2,072
Current portion of interest bearing loans                            18               4,529             6,709
Short-term borrowings                                                19               1,537             1,204
----------------------------------------------------------------------------------------------------------------
Current liabilities                                                                  14,484            15,847
----------------------------------------------------------------------------------------------------------------
Interest bearing loans - net of current portion                      18               2,317             1,091
Non-current accounts payable                                                            262               379
Deferred tax liability                                               20              10,303            11,249
----------------------------------------------------------------------------------------------------------------
Non-current liabilities                                                              12,882            12,719
----------------------------------------------------------------------------------------------------------------

Total liabilities                                                                    27,366            28,566
----------------------------------------------------------------------------------------------------------------

Total shareholders' equity, minority interest and liabilities                        79,224            79,249
================================================================================================================

Commitments and contingencies                                     29 and 30                -                -
----------------------------------------------------------------------------------------------------------------

        The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
---------------------------------------------------------------------------------------------------------------
                                                                                Year ended December 31,
---------------------------------------------------------------------------------------------------------------
                                                               Notes          2002         2001          2000
---------------------------------------------------------------------------------------------------------------
Revenue
Local operators                                                            14,016       13,337        12,256
Subscribers                                                                 7,913        8,648        10,358
Foreign operators                                                           5,100        6,852         9,860
Other                                                                       1,112        1,432         1,611
---------------------------------------------------------------------------------------------------------------
Total revenue                                                   21         28,141       30,269        34,085
---------------------------------------------------------------------------------------------------------------
Operating expenses
Wages, salaries, other benefits and payroll taxes                          (3,704)      (3,877)       (4,210)
Depreciation                                                     6         (9,106)      (7,997)       (7,627)
Charges by network operators - international                               (5,779)      (7,438)       (9,145)
Charges by network operators - national                                    (1,707)      (2,190)       (2,274)
Administration and other costs                                             (3,454)      (3,349)       (4,892)
Taxes other than on income                                                   (872)      (1,635)       (1,445)
Repairs and maintenance                                                      (452)        (637)         (656)
Bad debt (expense) / recovery                                               (863)           28          (361)
Loss on sale of property, plant and equipment                                (449)        (554)         (125)
---------------------------------------------------------------------------------------------------------------
Total operating expenses                                                  (26,386)     (27,649)      (30,735)
---------------------------------------------------------------------------------------------------------------
Operating profit                                                            1,755        2,620         3,350
---------------------------------------------------------------------------------------------------------------
Gain/(loss) from associates (excluding related tax)              8            393          (35)          634
---------------------------------------------------------------------------------------------------------------
Interest expense                                                              (869)      (1,515)       (2,825)
Interest income                                                               430          131           158
Income from sale of  investments                                13          1,840            -             -
Other non-operating income, net                                 23            556           84            92
Foreign exchange (loss)/gain, net                                            (983)         291           627
Monetary gain                                                                 165        2,472         1,782
---------------------------------------------------------------------------------------------------------------
Income before tax and minority interest                                     3,287        4,048         3,818

Current tax charge                                              24         (2,998)      (2,987)       (2,229)
Deferred tax benefit/(charge)                                   24          1,593        4,029        (2,644)
Share in income taxes of associates                             24           (133)        (161)         (215)
---------------------------------------------------------------------------------------------------------------
Income tax (expense)/benefit                                               (1,538)         881        (5,088)
---------------------------------------------------------------------------------------------------------------
Income/(loss) after taxation                                                1,749        4,929        (1,270)
Minority interest                                               16         (1,071)        (322)       (1,190)
---------------------------------------------------------------------------------------------------------------
Net income/(loss)                                                             678        4,607        (2,460)
===============================================================================================================
                                                                             Rubles       Rubles        Rubles
Earnings /(loss) per share - basic and diluted                  26            0.61         6.15         (3.85)
---------------------------------------------------------------------------------------------------------------

        The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
----------------------------------------------------------------------------------------------------------------
                                                                                   Year ended December 31,
----------------------------------------------------------------------------------------------------------------
                                                                  Note           2002        2001        2000
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income before taxation and minority interest                               3,287       4,048       3,818

Adjustments to reconcile net income before taxation and minority interest to cash generated from operating activities:
Depreciation                                                        6          9,106       7,997       7,627
Bad debt expense/(recovery)                                         12           863         (28)          -
(Gain)/loss from associates                                         8           (393)         35        (634)
Loss on disposal of property, plant and equipment                                449         554         125
Income from sale of investments                                               (1,840)          -           -
Net interest and other non-operating (income)/expense                           (117)      1,300       2,575
Equity-based compensation                                                           -        279           -
Other non-monetary income                                                        (77)          -           -
Foreign exchange loss/(gain)                                                     983        (291)       (633)
Gain on net monetary position                                                   (165)     (2,472)     (1,782)
Changes in net working capital:
Decrease/(increase) in accounts receivable                                       600        (260)      1,365
(Increase)/decrease in lease receivables                                      (3,408)        482      (1,040)
Decrease/(increase) in inventories                                               187          72        (340)
Increase/(decrease) in payables and accruals                                     691        (661)        342
----------------------------------------------------------------------------------------------------------------

Cash generated from operations                                                10,166       11,055      11,423
Interest paid                                                                 (1,270)     (1,375)     (3,144)
Interest received                                                                375         131         158
Income tax paid                                                               (3,558)     (2,848)     (1,492)
----------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                      5,713        6,963       6,945
----------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
Purchase of property, plant and equipment                                     (2,281)     (2,020)     (3,491)
Proceeds from sale of property, plant and equipment                               23          25           -
Purchase of subsidiaries, net of cash acquired                                (1,138)          -           -
Purchase of available-for-sale investments (securities), net                  (2,198)     (1,637)     (1,460)
Proceeds from sale of available-for-sale investments, net of                   1,970         766       1,529
direct costs
Advances to investee and other companies                                      (1,020)          -           -
Advances to investee and other companies returned                              1,046           -           -
Purchase of investments                                                            -           -        (326)
Dividends received from associates                                                97          98           -
----------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                         (3,501)     (2,768)     (3,748)
----------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
Proceeds from bonds issue                                              16      1,532       1,669           -
Redemption of bonds                                                    16     (1,021)       (576)          -
Drawdown of interest bearing loans                                             5,879       3,389       3,847
Repayment of interest bearing loans                                           (6,165)     (7,288)     (7,665)
Proceeds from notes issue                                                      1,344           -           -
Redemption of notes                                                           (1,347)          -           -
Dividends paid                                                                  (363)       (248)       (439)
Dividends paid to minority shareholders of subsidiary                           (294)          -           -
Proceeds from sale of additional ordinary shares by subsidiary                    24           -           -
Cash paid for acquisition of minority interest                                     -        (201)          -
----------------------------------------------------------------------------------------------------------------

Net cash used in financing activities                                           (411)     (3,255)     (4,257)
----------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                      36          36           9
----------------------------------------------------------------------------------------------------------------

Net increase/(decrease) in cash and cash equivalents                           1,837         976      (1,051)

Monetary effects on cash  and cash equivalents                                  (417)       (329)       (158)

Cash and cash equivalents at beginning of period                               2,222       1,575       2,784
----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at the end of period                                 3,642       2,222       1,575
================================================================================================================

Non-monetary transactions:
Non-cash additions to property, plant and equipment                              103       1,882       1,782
----------------------------------------------------------------------------------------------------------------

Financial instruments received in connection with disposition                    545           -           -
of property, plant and equipment
----------------------------------------------------------------------------------------------------------------

        The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
-------------------------------------------------------------------------------------------------------------------
                                               Note      Share capital       Treasury       Retained        Total
                                                                               shares       earnings
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                                       100            (2)        47,192       47,290

Treasury shares elimination                                          -              2            (2)            -
Dividends                                                            -              -          (414)        (414)
Net loss for the year                                                -              -        (2,460)      (2,460)
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                                       100              -        44,316       44,416

Dividends                                       15                   -              -          (269)        (269)
Net income for the year                                              -              -         4,607        4,607
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                                       100              -        48,654       48,754

Dividends                                       15                   -              -          (399)        (399)
Net income for the year                                              -              -           678          678
-------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2002                                       100              -        48,933       49,033
===================================================================================================================

        The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
-------------------------------------------------------------------------------

1.   REPORTING ENTITY

The accompanying consolidated financial statements are presented by OAO "Rostelecom" ("Rostelecom" or the "Company"), and its subsidiaries (together the "Group"), which are incorporated in the Russian Federation ("Russia"), Switzerland, the Republic of Cyprus ("Cyprus") and the United States of America ("USA"). The principal activity of the Group is the provision of intercity and international telecommunications services to the Government, businesses and people of Russia. The Group operates the main intercity network and the international telecommunications gateways of the Russian Federation, carrying traffic that originates on other national and international operators networks to other national and international operators for completion.

The Company's headquarters are located in Moscow at 1st Tverskaya-Yamskaya street, 14.

The accompanying consolidated financial statements incorporate the results of operations of the Company and its subsidiaries, as detailed in Note 7.

Rostelecom was established as an open joint stock company on September 23, 1993 in accordance with the Directive of the State Committee on the Management of State Property of Russia No. 1507-r, dated August 27, 1993. As of December 31, 2002, the Government of the Russian Federation controlled indirectly 50.67% of the voting share capital of the Company, by virtue of its 75% less one share direct holding in OAO Svyazinvest ("Svyazinvest"), the parent company of Rostelecom.

2.   BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board.

The Group maintains its accounting records and prepares its statutory accounting reports in accordance with Russian accounting legislation and instructions in Russian Rubles. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards and interpretations prescribed by the International Accounting Standards Board.

The consolidated financial statements have been prepared using the historical cost convention, restated for the effects of inflation and modified by the initial valuation of property, plant and equipment as further disclosed in Note 5 to the accompanying consolidated financial statements. The functional currency of the Group and the reporting currency for the accompanying consolidated financial statements is the Russian Ruble (Rbl).

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and operating costs during the reporting period. The most significant estimates relate to the recoverability and depreciable lives of property, plant and equipment, allowance for doubtful accounts, and deferred taxation. Actual results could differ from these estimates.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

3.   OPERATING ENVIRONMENT OF THE COMPANY

General

Over the past decade Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current Government is attempting to address these issues; however, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation. The Group will continue to be affected, for the foreseeable future, by these risks and their consequences. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Group's assets, and the ability of the Group to maintain or pay its debts as they mature. The accompanying consolidated financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Group's consolidated financial statements in the period when they become known and can be reasonably estimated.

Currency exchange and control

Foreign currencies, in particular the US Dollar ("USD" or "US$"), play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the Ruble's value fell significantly against the US Dollar, falling from a pre-crisis rate of approximately 6 Rubles to 1 US Dollar, to 27 Rubles to 1 US Dollar by the end of 1999. During 2000, 2001 and 2002, the Ruble's value fluctuated between 26.9 and 31.8 to 1 US Dollar. As of June 6, 2003, the exchange rate was 30.65 Rubles to 1 US Dollar.

The following table summarizes the exchange rate of the Ruble to 1 US Dollar for the years ended December 31, 2002, 2001 and 2000.

                                                 Exchange
  As of December 31,                                 Rate
                                                 --------
  2002                                              31.78
  2001                                              30.14
  2000                                              28.16
Source: Central Bank of Russia

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Ruble. Such regulations place restrictions on the conversion of Rubles into foreign currencies and establish requirements for conversion of foreign currency sales to Rubles.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

Inflation

The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

                                                    Annual
  For the year ended December 31,                inflation
                                                 ----------
           2002                                      15.1%
           2001                                      18.8%
           2000                                      20.2%
Source: Goskomstat of Russia

The Group's principal inflation rate risk relates to the Group's ability to recover the investments in non-monetary assets, specifically property, plant and equipment, as well as to raise tariffs for services in line with the growth of operating expenses caused by inflation. In the event high levels of inflation continue, the Group could have financial difficulties accompanied by deterioration in its results of operations and liquidity position.

Taxation

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), turnover based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies. Therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters), are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems. In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted. The new tax system is generally intended to reduce the number of taxes and, thus, the overall tax burden on businesses, and to simplify the tax laws.

Refer to Note 30 for description of possible tax contingencies.

4.   ACCOUNTING FOR THE EFFECTS OF INFLATION

IAS 29, "Financial Reporting in Hyperinflationary Economies", requires that financial statements prepared on a historic cost basis be adjusted to take account of the effects of inflation, for entities reporting in hyperinflationary economies. The accompanying consolidated financial statements have been restated in terms of the measuring unit current at the latest presented balance sheet date and the net gains or losses arising on the net monetary position of assets and liabilities during the periods presented have been included in the statement of operations and disclosed separately. The Group has utilized the general price index reported by the State Committee on Statistics of the Russian Federation ("Goskomstat") in the application of IAS 29. The application of IAS 29 to specific categories of transactions and balances within the consolidated financial statements is set out as follows:

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

Corresponding figures

Corresponding figures for the previous reporting periods have been restated by applying to the amounts included in the previous years' financial statements the change in the general price index. Comparative financial information is therefore presented in terms of the measuring unit current as of December 31, 2002, being the latest date for which financial statements are presented.

Monetary assets and liabilities

Cash and cash equivalents, available-for-sale investments, receivables, payables, interest bearing loans, current taxation and dividends payable have not been restated as they are monetary assets and liabilities and are stated in Rubles current at the balance sheet date.

Gains or losses on the net monetary position of assets and liabilities which arise as a result of inflation, are computed by applying the change in the general price index to the monetary assets and monetary liabilities during the period.

Non-monetary assets and liabilities

Non-monetary assets and liabilities are restated from their historic cost or valuation by applying the change in the general price index from the date of recognition to the balance sheet date.

Consolidated statements of operations and cash flows

Items included in the consolidated statements of operations and cash flows are restated by applying the change in the general price index from the dates when the items were initially recorded to the balance sheet date.

5.   PRINCIPAL ACCOUNTING POLICIES

Set out below are the principal accounting policies used to prepare the accompanying consolidated financial statements:

Principles of consolidation

The Group comprises the Company, its subsidiaries and associates. Transactions and balances between the Company and its subsidiaries are eliminated, and accounting policies of the subsidiaries are adjusted to conform to those of the Group. A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50 percent of the voting share capital of the entity, or other means.

The excess of purchase price paid over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognized as goodwill and is depreciated during its expected useful life. The excess of the fair value of acquired identifiable net assets over purchase price paid is reflected as negative goodwill and is depreciated over the remaining weighted average useful life of identifiable non-current assets acquired, unless other method is more appropriate based on the expected use of non-current assets. The excess of negative goodwill over fair value of identifiable non-monetary assets acquired is recognized as income in the period of acquisition.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20 per cent and 50 per cent of the voting share capital or by exerting significant influence through other means. The Group's share of the net income or losses of associates is included in the consolidated statement of operations, and the Group's share of the net assets of associates is included in the consolidated balance sheet. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment. Unrealized profits that arose from transactions between the Group and its associates were eliminated in the proportion to the Group's share in such associates, and unrealized losses were excluded in the proportion to the Group's share in such associates, if there is no evidence of indicators of impairment of an asset transferred.

In case the share in an entity is acquired with the intention to sell it the foreseeable future, such investment is accounted for as available-for-sale.

Property, plant and equipment

For the purpose of determining the opening balances on the first application of IFRS at January 1, 1994, the Company performed a valuation of the property, plant and equipment, as reliable historical cost information and information regarding acquisition dates was not available. A brief description of the methodology applied in performing this valuation is set out below for each major asset category:

o    Buildings and site services - current replacement cost;
o    Cable and transmission devices - current replacement cost;
o    Telephone exchanges - modern equivalent asset;
o    Assets in course of construction - indexed historic cost.

Cost or valuation of the network comprises all expenditures up to and including the cabling and wiring to the local telephone operator's intercity exchange, and includes contractors' charges and payments on account, materials, direct labor, and interest costs on specific project financing up to the date of commissioning of the relevant assets.

Subsequent expenditures are capitalized if it can be clearly demonstrated that they extend the life of the asset or significantly increase its revenue generating capacity beyond its originally assessed standard of performance. Expenditure for continuing repairs and maintenance are charged to the statement of operations as incurred. Social assets are expensed on acquisition.

Items of property, plant and equipment that are retired or otherwise disposed of are eliminated from the balance sheet along with the corresponding accumulated depreciation. Any gain or loss resulting from such retirement or disposal is included in the determination of net income.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

                                                                 Number of years
Buildings and site services                                          10-50
Cable and transmission devices:
     o     Channels                                                  10-40
     o     Cable                                                     30-40
     o     Radio and fixed link transmission equipment               15-20
     o     Telephone exchanges                                         15
Other                                                                 5-10

The useful lives and depreciation methods are reviewed periodically to ensure that the methods and the periods of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

At each balance sheet date an assessment is made as to whether there is any indication that the Group's assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as an expense in the statement of operations. Any subsequent increase in the recoverable amount of the assets would be written back when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. Increase of the recoverable amount is limited to the lower of its recoverable amount and carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

The recoverable amount is determined as the higher of the assets' net selling price and value in use. The value in use of the assets is estimated based on forecast future cash inflows and outflows to be derived from continuing use of the assets and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate.

Construction in progress represents properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until the constructed or installed asset is ready for its intended use.

Finance leases

Upon inception of a finance lease the Group records the net investment in leases, which consists of the sum of the minimum lease payments and unguaranteed residual value (gross investment in lease) less the unearned finance lease income. The difference between the gross investment and its present value is recorded as unearned finance lease income. The unearned finance lease income is amortized over the life of the lease using the constant interest rate method.

With the exception noted below, the date of inception of the lease is considered to be the date of the lease agreement or commitment, if earlier. For purposes of this definition, a commitment shall be in writing, signed by the parties to the transaction, and shall specifically set forth the principal terms of the transaction. However, if the property covered by the lease has yet to be constructed or has not been acquired by the Group at the date of the lease agreement or commitment, the inception of the lease shall be the date when construction of the property is completed or the property is acquired by the Group. Any advance payments made by the lessee prior to commencement of the lease reduce the net investment in lease.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

The Group records capital expenditures related to acquisition of equipment subject to leasing as equipment purchased for leasing purposes. These expenditures are being accumulated until the equipment is ready for use and being transferred to the lessee.

Inventory

Inventory principally consists of fuel and spare parts for the network. Inventory is stated at the lower of cost incurred in bringing each item to its present location and net realizable value. Cost is calculated on a first in first out basis. Items used in the construction of new plant and equipment are capitalized as part of the related asset. Inventory used in the maintenance of equipment is charged to operating costs as utilized and included in repairs and maintenance and other costs in the accompanying consolidated statements of operations.

Construction contracts

When the result from a construction contract can be measured reliably, revenues and expenses from it are accounted for in the consolidated statement of operations based on the stage of completion of the contract. Losses expected from the contract are recognized in the statement of operations immediately.

Accounts receivable

Receivables are stated in the balance sheet at the fair value of the consideration given and are carried at amortized cost, after provision for impairment. Bad debts are written off in the period in which they are identified.

Provision for impairment is created based on the historical pattern of collections of accounts receivable and specific analysis of significant accounts.

Investments

Investments are classified into the following categories: loans and receivables originated by the Group, held-to-maturity, trading and available-for-sale. Loans and receivables originated by the Group are financial assets created by providing money, goods or services directly to a debtor, unless they are originated with the intent to be sold immediately. Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments are classified as available-for-sale.

The Group had no securities classified as held-to-maturity or trading at December 31, 2002 and 2001. Loans and receivables originated by the Group, including lease receivables are stated at amortized cost determined on individual basis. Available-for-sale investments are stated at fair value determined on an individual investment basis. Unrealized gains and losses are included in the determination of net income. Income from available-for-sale investments is included in other non-operating income in the consolidated statement of operations. Interest income from investments is accrued during the period in which it is earned.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks, and highly liquid investments with original maturities of three months or less, with insignificant risks of diminution in value.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

Deferred income taxes

Deferred income taxes are determined utilizing the balance sheet liability method. This method gives consideration to the future tax consequences associated with the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Under this method deferred taxes are required to be recognized for all temporary differences with certain specific exceptions. Temporary timing differences primarily arise on the recognition of property, plant and equipment, receivables and payables in different accounting periods to those permitted under the appropriate tax regulations.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset will be realized or the liability settled. Tax rates are based on laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognized when it is probable that taxable profits will be available against which the deductible temporary differences can be utilized.

Revenue and operating costs recognition

Revenue and operating costs for all services supplied and received are recognized at the time the services are rendered. Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be reliably measured.

The Company charges regional telephone operators and other telecommunication service providers in Russia either an agreed proportion of the amounts they collect from subscribers or an agreed settlement rate based on traffic minutes. For outgoing telephone traffic originating in Moscow, subscribers are charged directly by the Company.

The Company charges amounts to foreign network operators for incoming calls and other traffic that originate outside Russia.

The Group is charged by foreign operators for completing international calls.

These revenues and costs are shown gross in these consolidated financial statements, and exclude value added tax. Amounts payable to and receivable from the same operators are shown net in the balance sheet where a legal right of offset exists.

Employee benefits

The Company makes certain payments to employees on retirement, or when they otherwise leave the employment of the Company. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. For such plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the statement of operations so as to spread the regular cost over the average service lives of employees. Actuarial gains and losses are recognized in the statement of operations immediately.

Where such post-employment employee benefits fall due more than 12 months after the balance sheet date, they are discounted using a discount rate determined by reference to market yields on Government bonds at the balance sheet date.

The Company also participates in a defined contribution plan under which the Company has committed to contribute up to a maximum of 2% of salary for each employee choosing to participate in the plan.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

Contributions made by the Company on defined contribution plans are charged to expense when incurred.

The Group contributed 85 to these plans during the year ended December 31, 2002 (2001: 167, 2000: 182).

The Group does not accrue for the employees' compensated absences (vacations) since the information on the accrued unused vacations cannot be reasonably estimated due to unavailability of detailed records. Costs related to the compensated absences of employees are expensed as incurred.

Advertising costs

Advertising costs are charged to the statement of operations as incurred.

Borrowing costs

Borrowing costs are expensed except for those that would have been avoided if the expenditure to acquire the qualifying asset had not been made. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. Qualifying borrowing costs are capitalized with the relevant qualifying asset from the date the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred until the related asset is substantially ready for its intended use. Capitalized borrowing costs are subsequently charged to the statement of operations in the period over which the asset is depreciated.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into Rubles at the exchange rate as of the transaction date. Foreign currency monetary assets and liabilities are translated into Rubles at the exchange rate as of the balance sheet date.

Exchange differences arising on the settlement of monetary items, or on reporting the Group's monetary items at rates different from those at which they were initially recorded in the period, or reported in previous financial statements, are recorded as foreign exchange gains or losses in the period in which they arise.

As at December 31, 2002 and 2001 the rates of exchange used for translating foreign currency balances were (in Russian Rubles for one unit of foreign currency):
                                                      2002      2001
---------------------------------------------------------------------
US Dollars                                           31.78     30.14
German Marks                                             -     13.54
Japanese Yen                                        0.2663    0.2287
Special Drawing Rights (SDR)                         42.95     37.86
EURO                                                 33.11     26.49
---------------------------------------------------------------------
Source: the Central Bank of Russia

Reclassifications

Certain amounts reported in the prior period consolidated financial statements have been reclassified to conform with the current year presentation.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, available-for-sale investments, receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Company and the Group do not enter into hedging transactions.

Dividends

Dividends are recognized when the shareholder's right to receive payment is established. Dividends stated to be in respect of the period covered by the financial statements and that are proposed or declared after the balance sheet date but before approval of the financial statements are not recognized as a liability at the balance sheet date in accordance with IAS 10, "Events After the Balance Sheet Date". The amount of dividends proposed or declared after the balance sheet date but before the financial statements were authorized for issue is disclosed in Note 15.

Minority interest

Minority interest includes that part of the net results of operations and of net assets of subsidiaries attributable to interests which are not owned, directly or indirectly through subsidiaries, by the Company. Minority interest is carried at the minority's proportion of the pre-acquisition carrying amounts of the net identifiable assets and liabilities of the subsidiaries. The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority's share of losses previously absorbed by the majority has been recovered. If a subsidiary or an associate has outstanding cumulative preferred shares which are held outside the Group, the Company computes its share of profit or losses after adjusting for the preferred dividends, whether or not the dividends have been declared.

Segment information

Operating segments are the primary segments of the Group. The Group identifies the following operating segments:

     o    Telecommunications services
     o    Lease services
     o    Banking and investing activities

Operating segments were identified based on the organizational structure of the Group and types of activities the Company and its subsidiaries are engaged in.

The accounting principles used to reflect transactions between reportable segments are the same as those used for transactions with external parties.

Stock-based compensations

The Group accounts for stock-based compensations using the fair value method. Except for the issue of preferred shares by RTC-Leasing in 2001, as more fully described in Note 7 below, the Group did not develop any stock-based compensation plans.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

6.   PROPERTY, PLANT AND EQUIPMENT, NET

The net book value of property, plant and equipment as of December 31, 2002 and 2001 was as follows:

                                                                 Buildings and      Cable and     Other   Construction in      Total
                                                                 site services   transmission                    progress
                                                                                      devices
------------------------------------------------------------------------------------------------------------------------------------
Cost or valuation
At January 1, 2002                                                     24,299        127,849    22,266             3,851    178,265
Additions                                                                   -              7         -             2,689      2,696
Property, plant and equipment of acquired subsidiaries                     10          1,022       206               114      1,352
Disposals                                                                (441)        (2,120)     (379)              (43)    (2,983)
Transfers                                                                 144          1,053     1,542            (2,739)         -
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 2002                                                   24,012        127,811    23,635             3,872    179,330
------------------------------------------------------------------------------------------------------------------------------------

Accumulated Depreciation
At January 1, 2002                                                     15,588         87,330    12,670                 -   115,588
Depreciation expense                                                      584          6,132     2,390                 -     9,106
Relative share in accumulated depreciation on property, plant               1            270       109                 -       380
and equipment of acquired subsidiaries accounted for using the equity method before acquisition
Disposals                                                                (350)        (1,363)     (309)                -    (2,022)
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 2002                                                   15,823         92,369    14,860                 -   123,052
------------------------------------------------------------------------------------------------------------------------------------

Net book value at December 31, 2002                                     8,189         35,442     8,775             3,872     56,278
====================================================================================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

                                                                 Buildings and      Cable and     Other   Construction in      Total
                                                                 site services   transmission                    progress
                                                                                      devices
------------------------------------------------------------------------------------------------------------------------------------
Cost or valuation
At January 1, 2001                                                     26,589        128,396    22,678             2,023    179,686
Additions                                                                   -            336        20             3,643      3,999
Disposals                                                              (2,326)        (2,094)     (933)              (67)    (5,420)
Transfers                                                                  36          1,211       501             1,748)         -
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 2001                                                   24,299        127,849    22,266             3,851    178,265
------------------------------------------------------------------------------------------------------------------------------------

Accumulated Depreciation
At January 1, 2001                                                     17,065         84,210     11,156                -    112,431
Additions                                                                 536          5,042      2,419                -      7,997
Disposals                                                              (2,013)        (1,922)     (905)                -     (4,840)
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 2001                                                   15,588         87,330     12,670                -    115,588
------------------------------------------------------------------------------------------------------------------------------------

Net book value at December 31, 2001                                     8,711         40,519     9,596             3,851     62,677
====================================================================================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

Payments for rent of satellite channels in the amount of 1,757 were included in the carrying value of cable and transmission devices as of December 31, 2001. The Company uses composite depreciation method to amortize the prepaid satellite channels.

During 2002 the Company formalized a plan to discontinue using these satellite channels beginning from February 2003. The Company has accordingly revised its estimate of the remaining period of use of the satellite channels. Additional depreciation expense of 897 was recognized in the accompanying consolidated financial statements. The carrying amount of prepaid rent as of December 31, 2002 was 210. Amounts receivable from the lessor for partial return of prepayments of 545 are included in other non-current assets (356) and other accounts receivable (189) (refer to Note 12). Non-current portion of amounts receivable was discounted using discount rates of 18% for Ruble denominated amounts and 3% for US Dollar denominated amounts.

Capitalized interest amounting to 57, 92 and 315 for the years ended December 31, 2002, 2001 and 2000, respectively, is included in property, plant and equipment additions.

Property, plant and equipment with a carrying value of 9,117 (2001: 15,097) has been pledged in relation to loan agreements entered into by the Group (refer to Note 18).

7.   SUBSIDIARIES

The accompanying consolidated financial statements include the assets, liabilities and results of operations of Rostelecom and the following of its subsidiaries:

                                                          Effective share of the
                                            Country of         Group as of
                           Subsidiary      registration     December 31, 2002
--------------------------------------------------------------------------------

OAO RTC-Leasing ("RTC-Leasing")            Russia                         32.27%
RosTeleComLeasing S.A. ("RTCL S.A.")       Switzerland                    32.27%
RosTeleComLeasing Cyprus ("RTCL Cyprus")   Cyprus                         32.27%
RTDC Holdings, Inc. ("RTDC")               USA                            32.27%
ZAO Russian Industrial Bank ("RIB")        Russia                         32.27%
ZAO Westelcom ("Westelcom")                Russia                           100%
OAO RTComm.RU ("RTComm.RU")                Russia                         37.91%
ZAO AKOS ("AKOS")                          Russia                         29.68%

As of December 31, 2001 and 2002 the Company owned 27% of the voting shares of RTC-Leasing. The principal activity of RTC-Leasing is the leasing of equipment to telecommunications companies in Russia. The principal counterparty as lessee to finance leases entered into by RTC-Leasing is Rostelecom. In the accompanying consolidated financial statements finance lease transactions between RTC-Leasing and Rostelecom and other companies of the Group have been eliminated.

During 2001, RTC-Leasing purchased for a cash payment of 201 10% of its ordinary shares from shareholders other than Rostelecom and held them in treasury as of 31 December 2001. As a result of this transaction the Group's effective share in RTC-Leasing increased to 30%.

In 2001 RTC-Leasing issued 10,000 preferred shares with a par value of 10 Rubles each and sold them at par to individuals, which were related parties to RTC-Leasing. No future service was required from the holders of the preferred shares. Preferred shares issued carried dividends amounting to the higher of 10% of the net income after taxation as disclosed in the Russian statutory accounts of RTC-Leasing and the dividends payable on ordinary shares. In connection with the issuance, in 2001

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

the Group recognized 279 as compensation expense and recorded it in wages, salaries, other benefits and payroll taxes in the consolidated statement of operations. In 2002, RTC-Leasing declared and paid preferred dividends in the amount of 109.

In December 2002 the Board of Directors of RTC-Leasing approved a purchase of preferred shares. The purchase price of 191 was paid to the holders of preferred shares in December 2002. As of June 6, 2003 preferred shares are not cancelled. As a result of dividend payment and redemption of the preferred shares the holders of the preferred shares received additional compensation of 21.

In February 2002 RTC-Leasing issued and sold additional 3,964,714 ordinary shares at par value of 10 Rubles per share. The Company retained its interest in voting stock of RTC-Leasing of 27% by purchasing the respective part of issued shares.

The additional issuance was made in accordance with trilateral agreement ("Agreement") between Rostelecom and non-state pension fund
"Rostelecom-Garantiya" ("Initial shareholders"), from one side, RTC-Leasing from the other side, and a consortium of the shareholders ("Consortium"), from the third side. The Agreement called for certain actions aimed to increase capitalization of RTC-Leasing.

Immediately after the issuance the following companies were owners of ordinary shares of RTC-Leasing:

                                                                                               % of ordinary shares
------------------------------------------------------------------------------------------------------------------------
Rostelecom                                                                                                    27.13
Non-state pension fund "Rostelecom-Garantiya"                                                                  3.03
CB "Severo-Zapadniy Telecombank"                                                                              18.91
Non-commercial partnership "The Telecommunications Development Research Center"                                2.82
Treasury shares on the balance sheet of RTC-Leasing                                                            0.48
ZAO "Gamma-Invest"                                                                                            15.93
ZAO "KFP-Finance"                                                                                             15.77
RIB                                                                                                           15.93
------------------------------------------------------------------------------------------------------------------------
Total ordinary shares                                                                                           100
------------------------------------------------------------------------------------------------------------------------

Shares owned by RIB are treated as treasury shares (see below details of RIB acquisition). Accordingly, the Group's effective share in RTC-Leasing increased to 32.27%. The purchase of minority interest was accounted for using the purchase method. Negative goodwill of 74 was recognized in relation to this transaction and included in negative goodwill, net of current portion, in the accompanying consolidated balance sheet as of December 31, 2002.

The management of the Company believes that it continues to exercise control over the management, policies and day-to-day operations of RTC-Leasing. Finance income from leases generated by the Company forms the major part of overall revenues of RTC-Leasing. The Company guarantees significant amounts of debt of RTC-Leasing and has a right to appoint the majority of the Board of directors of RTC-Leasing. Therefore the Company continues to consolidate the results of operations and financial position of RTC-Leasing.

Under the Agreement the control over RTC-Leasing was planned to pass to the Consortium after the latter performs certain actions intended to increase capitalization and investing attractiveness of RTC-Leasing. The Agreement defined in general the obligations of the Consortium. The Consortium was to expand customer base of RTC-Leasing, to develop new lease contracts for the amount of US$ 330 million, to facilitate financing and increase effectiveness of the business of RTC-Leasing.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

To define specific obligations of the Consortium the parties re-negotiated the terms of the original Agreement and signed in May 2003 an additional agreement which stipulated that the Consortium is obliged to perform certain actions which should result in:

     o Decreasing the Company's liabilities to RTC-Leasing in the amount not less than 1,800 within 6 months period;
     o Selling shares of RTC-Leasing owned by Rostelecom and non-state pension fund "Rostelecom-Garantiya" for total amount of proceeds not to be less than 750 within 6 months period;
     o Cancellation of all guarantees and pledges provided by Rostelecom in respect of loans payable by RTC-Leasing within 12 months period.

As of December 31, 2002, the Consortium had not provided any of the services under the Agreement. As of December 31, 2002 none of the shares issued to the Consortium were vested. The Group plans to recognize stock-based expense in connection with the Agreement as services are provided. As of December 31, 2002, the Group has not recognized stock-based compensation expense in connection with the Agreement.

RTCL S.A. is a 100% subsidiary of RTC-Leasing established in 2000 under legislation of Switzerland. The company was established with the purpose to develop leasing activities of RTC-Leasing, maintain relationships with foreign vendors and fundraising activities. The results of operations and net assets of RTCL S.A. are consolidated by the Group from January 1, 2002, since in prior years the results of operations and net assets of RTCL S.A. were not material.

In April 2002 RTCL S.A. acquired from AT&T for a cash payment of USD 33 million (1,117 at the exchange rate at date of transaction) 94.9% of ordinary shares in telecommunications holding company RTDC and all rights under the loan receivable from RTDC of USD 48 million (1,615 at the exchange rate at date of transaction). RTDC has significant investments in a number of Russian cellular telecommunications companies which depending on the intentions of management were accounted for as investments in associates (refer to Note 8) or investments available-for-sale (refer to Note 13). The acquisition was accounted for as business combination using the purchase method.

In October 2002 RTCL S.A. purchased the remaining 5.1% shares of RTDC for a cash payment of USD 1.3 million (43 at the exchange rate at date of transaction) from International Finance Corporation. After this purchase the Group owned 100% of voting shares of RTDC. This transaction was accounted for as purchase of minority interest using the purchase method. The results of operations and financial position of RTDC were consolidated by the Group in the accompanying consolidated financial statements beginning from April 2002.

At the date of acquisition in April 2002, RTDC owned 50% of ordinary shares of Westelcom, which main activity is provision of international traffic transition services. Rostelecom owned remaining 50% of ordinary shares, investment in which was treated as an investment in associate using the equity method of accounting. Therefore, in April 2002 the Group obtained control over financial and operating policies of Westelcom. Accordingly, the results of operations and financial position of Westelcom were consolidated by the Group beginning from April 2002.

For the purpose of accounting for acquisition the purchase price was split as follows

Amount attributable to acquisition of RTDC                          839
Amount attributable to acquisition of Westelcom                     278
------------------------------------------------------------------------
Total purchase price                                              1,117
------------------------------------------------------------------------

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

At the date of acquisition RTDC owned 92% of ordinary shares of AKOS, whose main activity constitutes provision of cellular services in Primorskiy region of Russia. The acquisition was accounted for using the purchase method. Accordingly, the results of operations and financial position of AKOS were consolidated by the Group beginning from April 2002.

The excess of fair value of the acquired identifiable net assets of RTDC and AKOS over contribution paid (negative goodwill) was identified as follows:

                                                       Acquisition of       Purchase of           Total
                                                       94.9% of shares       minority
                                                           of RTDC       interest in RTDC
-------------------------------------------------------------------------------------------------------
Purchase price                                                     839                 43           882
Transaction cost                                                     1                  -             1
-------------------------------------------------------------------------------------------------------
Total consideration                                                840                 43           883

Fair value of identifiable assets and liabilities:
         Property, plant and        equipment                       43                  37
         Long-term investments                                   2,063               1,163
         Other non-current assets                                    1                  13
         Accounts receivable                                       117                 108
         Cash                                                        9                  34
         Other current assets                                       33                  98
         Short-term liabilities                                  (436)               (197)
         Long-term liabilities                                 (1,899)               (101)
                                                              --------               -----
Total net assets (liabilities)                                    (69)               1,155
Share of the Group in net assets (liabilities)                   94.9%                5.1%
acquired
Fair value of acquired share of identifiable net                  (69)                  59         (10)
assets (liabilities)
Indebtedness of RTDC acquired                                    1,615                   -        1,615
-------------------------------------------------------------------------------------------------------
Negative goodwill                                                (706)                (16)        (722)
Amortization of negative goodwill from the date of
acquisition to December 31, 2002                                    85                  -            85
-------------------------------------------------------------------------------------------------------
Net book value of negative goodwill at December 31,
2002                                                             (621)               (16)         (637)
-------------------------------------------------------------------------------------------------------

RTComm.RU was established in 2000. Initially, RTC-Leasing owned 100% of ordinary shares of RTComm.RU. As of December 31, 2002 RTC-Leasing and Rostelecom owned 40% and 25% of voting shares of RTComm.RU, respectively. The main activity of RTComm.RU is provision of Internet access services to enterprises and people. The accompanying consolidated financial statements include assets and liabilities of RTComm.RU as of December 31, 2002 and results of its operations beginning from January 1, 2002. Net assets and results of operations of RTComm.RU in earlier periods were not significant.

In October 2002, Rostelecom purchased 50% of ordinary shares of Westelcom from RTDC for a cash payment of USD 15 million (489 at the exchange rate at date of transaction). Management expects significant synergies from obtaining control over the core assets of Westelcom. This transaction was accounted for as purchase of minority interest using the purchase method. The share of the Company in net assets of Westelcom became equal to 100% after completion of this purchase.

In March 2002 RTC-Leasing acquired 80% of ordinary shares of ZAO Russian Industrial Bank ("RIB") for a cash payment of 93. Acquisition was accounted for using the purchase method. Accordingly, the results of operations and financial position of RIB were consolidated by the Group beginning from March 2002. In July 2002 RTC-Leasing acquired remaining 20% for 11. This transaction was accounted for as purchase of minority interest using the purchase method. The purpose of the acquisition was diversification of activities and expanding the range of services provided by RTC-Leasing to its customers.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

The purchase price allocation to acquired identifiable net assets of Westelcom and RIB was calculated as follows:

                                                 Acquisition    Acquisition of   Acquisition  Acquisition    Total
                                                  of 50% of    minority interest  of 80% of   of minority
                                                  Westelcom    in Westelcom from     RIB      interest in
                                                                   minority                       RIB
                                                                shareholders of
                                                                  RTC-Leasing
------------------------------------------------------------------------------------------------------------------
 Purchase price                                          278                 330          93           11      712
 Pre-acquisition share in Westelcom                      553                   -           -            -      553
------------------------------------------------------------------------------------------------------------------
 Total consideration                                     831                 330          93           11    1,265

    Fair value of identifiable assets and
    liabilities (*):
          Property, plant and equipment                  852                 587           4            4
          Long-term investments                          131                 178           -            -
          Other non-current assets                         -                   -          10           11
         Accounts receivable                             139                 124           -            -
         Cash                                             28                   8       1,047          749
         Other current assets                             35                  21         958        1,006
         Short-term liabilities                        (171)                (73)     (1,943)      (1,698)
         Long-term liabilities                          (60)                 (20)          -            -
                                                    --------                ----   ---------     --------
 Total net assets                                        954                 825          76           72
 Share of the Group in net assets acquired              100%                 23%         80%          20%
 Fair value of acquired share of identifiable            954                 194          61           14    1,223
net assets
-------------------------------------------------------------------------------------------------------------------
 Goodwill                                              (123)                 136          32          (3)        42
 Amortization of goodwill from the date of                 8                 (4)         (8)           .1       (3)
acquisition to December 31, 2002
-------------------------------------------------------------------------------------------------------------------
 Net book value of goodwill at December 31, 2002       (115)                 132          24          (2)        39
-------------------------------------------------------------------------------------------------------------------

(*) - Except for a case of acquisition of 50% of Westelcom, in which identifiable assets and liabilities were measured at the aggregate of fair values to the extent of the Group's interest acquired in a business combination (50%), and the Company's share in the pre-acquisition carrying amounts (50%).

The share of minority in the amount of cash paid by Rostelecom to RTDC for shares of Westelcom was used as purchase price for the purposes of accounting for goodwill in acquisition of minority interest in Westelcom.

Below is the unaudited pro forma information, which has been prepared as if all 2002 business combinations had occurred on January 1, 2001:

                                    2002 (Unaudited)    2001 (Unaudited)
-------------------------------------------------------------------------
Total assets                                79,167              83,472
Total revenue                               28,169              30,387
Net income                                     657               4,357
Earnings per share (Rubles)                   0.58                5.81

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

8.   Investments in associates

Movements in investments in associates during the years ended December 31, 2002 and 2001 were as follows:

                                                                2002      2001
-------------------------------------------------------------------------------
Beginning of year                                             1,239     3,029
Additions, net of dividends received                          2,026         4
Share in results before income taxes                             11       (35)
Share of income taxes (Note 24)                                 (23)     (161)
Decrease due to consolidation of Westelcom                     (618)         -
Reclassification of investments in EDN Sovintel
and OAO Giprosvyaz (Note 13)                                       -   (1,598)
-------------------------------------------------------------------------------
End of year                                                   2,635     1,239
===============================================================================

Total gain /(loss) from associates in the consolidated statements of operations is composed as follows:

                                                                                           2002             2001
-----------------------------------------------------------------------------------------------------------------
Share in income (loss) of associates included in movements in investments in                 11             (35)
associates
Share in income of EDN Sovintel from 1 January 2002 through the date of
disposal (Note 13)                                                                          382                -
-----------------------------------------------------------------------------------------------------------------
Total gain /(loss) from associates                                                          393             (35)
-----------------------------------------------------------------------------------------------------------------

Total share in income taxes of associates in the consolidated statements of operations is composed as follows:

                                                                                           2002             2001
-----------------------------------------------------------------------------------------------------------------
Share in income taxes of associates included in movements in investments in                  23              161
associates
Share in income taxes of EDN Sovintel from 1 January 2002 through the date of
disposal (Note 13)                                                                          110                -
-----------------------------------------------------------------------------------------------------------------
Total share in income taxes of associates                                                   133              161
-----------------------------------------------------------------------------------------------------------------

Investments in associates as of December 31, 2002 and 2001 were as follows:

                                                                Voting share              2002             2001
                                                                    capital.          Carrying         Carrying
                                                                           %            amount           amount
 --------------------------------------------------------------------------------------------------------------
 Westelcom                    Telecommunication services                 100                 -              618
                                                                  (2001: 50)
 Telmos                       Telecommunication services                  20               226              199

 Moscow Cellular                                                        45.5
 Communications ("MCC")       Mobile telecommunications          (2001: 23.5)              145              107
 Delta Telecom                Mobile telecommunications                 42.5               161                -
 Uralwestcom                  Mobile telecommunications                   49                67                -
 Golden Telecom, Inc., USA    Telecommunication services
 (refer to Note 13)                                                       15             1,874                -
 GlobalTel                    Satellite telecommunications
                                                                          51                 -                -
 Other                        Various                                                      162              315
 --------------------------------------------------------------------------------------------------------------
 Total investments in associates                                                         2,635            1,239
 ==============================================================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

All associates except for specially mentioned otherwise are registered in the Russian Federation.

In April 2002 the Group obtained control over Westelcom (Note 7), therefore the Group ceased to account for Westelcom using the equity method.

The Group owns 45.5% of shares of MCC, of which Rostelecom owns 23.5% and RTDC owns 22%. In 2001 the Group assessed the recoverable amount of its investment in MCC and determined that it was below its carrying amount. Impairment loss of 334 was recognized in 2001 and included in gain /(loss) from associates in the accompanying consolidated statement of operations. As of December 31, 2002 the Group determined that recoverable amount of investment in MCC increased due to beginning of CDMA network development. As of December 31, 2002 the Group reversed impairment loss of 55 recognized in prior period and included this amount in gain /(loss) from associates.

The Group owns 51 per cent of the ordinary shares of GlobalTel, a Russian closed joint stock company. GlobalTel was created in 1996 to provide access to a US-based global mobile satellite telephone network. Since the time of its launch, the global satellite network has experienced technical problems and low subscriber interest, as the result of which GlobalTel has only recently developed its operations beyond the development stage. The US owner of the satellite network also owns the remaining 49 per cent of GlobalTel. The charter of GlobalTel, its by-laws and the way GlobalTel historically conducted its operations provide for substantive participation of both shareholders in the economic activities of GlobalTel. The minority shareholder has effective veto rights that would prevent the Group from causing GlobalTel to take an action that is significant in the ordinary cause of its business. Because effective control of GlobalTel does not rest with the Group, management accounts for the investment in GlobalTel under the equity method. The Group recognized equity in net losses of GlobalTel of 467 and 302 in 2001 and 2000, respectively. The Group did not recognize its share in losses of GlobalTel in 2002 as the accumulated share in losses of GlobalTel exceeded the investment of the Group in GlobalTel. Loans and other accounts receivable from GlobalTel were fully provided for. Any receipts from GlobalTel are recognized as income in the period they are received.

Investments in Delta Telecom and Uralwestcom were acquired as a result of the acquisition of RTDC by RTC-Leasing in 2002 (refer to Note 7).

The carrying amount of investments in associates in the accompanying consolidated financial statements is equal to the Group's share of underlying equity in the net assets of investee companies, except for investments in Golden Telecom, Inc. ("Golden Telecom"). The initial investment in Golden Telecom was valued at its market value (refer to Note 13). All associates have a December 31 balance sheet date.

Accounting policies of associates may not comply with accounting policies used by the Group in preparation of the accompanying consolidated financial statements. In the opinion of management, differences in accounting policies of associates do not materially affect the identification of the Group's share in income (loss) of associates.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

9.   Long-term financial investments

Long-term financial investments as of December 31, 2002 comprised the following:

                                                                2002
---------------------------------------------------------------------

Loans provided to associates and other companies                 204
Loans provided to customers                                       69
Notes receivable                                                 165
Other long-term financial investments                            140
---------------------------------------------------------------------
---------------------------------------------------------------------
Total long-term financial investments                            578
---------------------------------------------------------------------

Loans provided to associates and other companies include loans provided by the Group to Uralwestcom (refer to Note 8) of 31.

Loans provided to customers represent loans provided by RIB to Russian companies, mainly telecommunication and industrial, and to individuals.

Other long-term financial investments include investment in VolgaTelecom. As of December 31, 2002 these investments are stated at fair value.

10.  Goodwill and negative goodwill

Goodwill was recognized in connection with acquisition of Westelcom and RIB and represents the excess of the purchase price paid over the fair value of identifiable net assets acquired.

Negative goodwill resulted from acquisition of the interest in RTDC and changes in ownership interest in RTC-Leasing and represents the excess of the fair value of the net identifiable assets acquired over the purchase consideration paid.

Goodwill and negative goodwill are amortized using straight-line method over periods ranging from 3 to 10 years.

Portion of negative goodwill related to investments in associates classified as available-for-sale shall be amortized to income when the underlying investments are sold. In the opinion of the Group's management this method better reflects the economic nature of the respective negative goodwill (refer to Note 13). This respective portion was determined pro-rata to relative fair values of such investments in the fair value of acquired identifiable net assets of RTDC and is included as of December 31, 2002 in the current portion of negative goodwill in the following amounts:

                                                                   2002
------------------------------------------------------------------------
Nizhegorodskaya Cellular Communication ("NCC")                    (228)
Eniseytelecom                                                     (117)
Baykalwestcom                                                     (110)
Other assets                                                       (16)
------------------------------------------------------------------------
------------------------------------------------------------------------
Total                                                             (471)
========================================================================

Amortization of goodwill and negative goodwill is included in administration and other cost, except for amortization of negative goodwill related to available-for-sale investments, which is included in income from sale of investments in the consolidated statements of operations.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

11.  Lease receivables

As discussed in Note 7, the principal activity of RTC-Leasing is the leasing of equipment to telecommunication companies. In prior years, the Company was a principal lessee of such equipment. During 2002 RTC-Leasing concluded a number of new agreements with companies, other than Rostelecom, including Russian regional telecommunication companies of the Svyazinvest Group (see also Note 28) as well as non-related entities.

As of December 31, 2002 and 2001 lease receivables comprised of the following:

----------------------------------------------------------------------------
                                                          2002         2001
----------------------------------------------------------------------------
Gross investment in leases                               4,200          638
Less: unearned finance lease income                     (1,508)        (220)
----------------------------------------------------------------------------
Net investment in leases                                 2,692          418
Equipment purchased for leasing purposes                 1,303          258
----------------------------------------------------------------------------
Total lease receivables                                  3,995          676
============================================================================
Including:
   Non-current portion of lease receivables              2,713          676
----------------------------------------------------------------------------
   Current portion of lease receivables                  1,282            -
============================================================================

Current portion of lease receivables is included in accounts receivable, net, in the accompanying consolidated balance sheet (see also Note 12).

The table below provides the maturity profile of the future minimum lease payments as of December 31, 2002:

--------------------------------------------------------------------------------
                                    Less than 1 year     1-5 years      Total
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Gross investment in leases                     1,515         2,685      4,200
================================================================================

12.  ACCOUNTS RECEIVABLE, net

Accounts receivable as of December 31, 2002 and 2001 comprised the following:

                                               2002             2001
---------------------------------------------------------------------
Trade accounts receivable                    7,192            8,336
Less: allowance for doubtful accounts       (2,214)          (1,825)
---------------------------------------------------------------------
Trade accounts receivable, net               4,978            6,511
Prepayments                                    218              563
Prepaid taxes                                1,447              505
Current portion of lease receivables         1,282                -
Other accounts receivable                      921              954
Less: allowance for doubtful accounts         (229)               -
---------------------------------------------------------------------
Other accounts receivable, net               3,639            2,022
---------------------------------------------------------------------
Total accounts receivable, net               8,617            8,533
=====================================================================

Trade accounts receivable, net of allowances for doubtful accounts, include amounts totaling 1,027 (2001: 1,586) due from foreign telecommunications operators which are denominated in foreign

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

currencies, principally represented by Special Drawing Rights ("SDR") and US Dollars, and amounts totaling 2,685 (2001: 3,086) due from local telephone operators. As of December 31, 2002 and 2001 the carrying value of trade accounts receivable was equal to their fair value.

The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2002, 2001 and 2000:

                                                                          2002             2001             2000
-----------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                              1,825            2,201            2,781
Impact of inflation on opening balance                                   (240)            (348)            (466)
Provision for / (recovery of) doubtful accounts                           863              (28)             361
Accounts receivable written-off                                            (5)                -            (475)
-----------------------------------------------------------------------------------------------------------------
Balance, end of year                                                    2,443            1,825            2,201
-----------------------------------------------------------------------------------------------------------------

13.  short-term Investments

Short-term investments include investments available-for-sale, which are stated at fair value (except for investment in EDN Sovintel, which was accounted for using the equity method). Short-term investments comprised the following as of December 31, 2002 and 2001:

                                                             2002        2001
------------------------------------------------------------------------------

     EDN Sovintel (Note 8)                                    -       1,493
     OAO Giprosvyaz (Note 8)                                  -         105
     Baykalwestcom                                          410           -
     Eniseytelecom                                          420           -
     NCC                                                    802           -
     VEB bonds (USD denominated)                             197        172
     Eurobonds (USD denominated)                            127           -
     Liquid bills of exchange                             2,085       1,317
      Bonds of the companies of the Svyazinvest Group
      (Ruble denominated)                                    69           -
     Other corporate securities (Ruble  denominated)
                                                             51           -
     Other                                                  414         151
------------------------------------------------------------------------------
Total short-term investments                              4,575       3,238
==============================================================================

Fair value of investments, which are traded on active markets, is based on the market quotes for such investments. Fair value of investments, which are not traded on active market, is based on estimated discounted future cash flows. The discount rate is identified individually for each company and is based on the weighted average cost of capital.

Transactions with financial instruments are recognized using settlement date accounting. Assets are recognized on the day they are transferred to the Group and derecognized on the day that they are transferred by the Group.

Income from sale of investments during the year ended December 31, 2002 was as follows:

Income from sale of investment in EDN Sovintel                     1,733
Income from sale of investment in Dontelecom                         116
Loss from sale of other investments                                   (9)
----------------------------------------------------------------------------
Total income from sale of investments                              1,840
============================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

In September 2002 the Company completed a sale of its 50% interest in EDN Sovintel to Golden Telecom, Inc. Purchase consideration paid by Golden Telecom comprised of cash of US$ 10 million (335 at the exchange rate as of the date of transaction), no-interest bearing US$ 46 million promissory note (1,527 at the exchange rate as of the date of transaction) settled in full amount in December 2002 and 4,024,067 ordinary shares of Golden Telecom (1,786 at average market quotes at the transaction date). Ordinary shares of Golden Telecom were valued at the average of NASDAQ closing quotes two days before and after the measurement date, which was determined to be September 5, 2002. Transaction costs amounted to 172. In connection with this sale the Company recognized a gain of 1,733, which was included in income from sale of investments in the consolidated statement of operations. In November 2002 two representatives of Rostelecom have been elected to the Board of Directors of Golden Telecom.

Management believes that the Group has the ability to exercise significant influence on the financial and operating activities of Golden Telecom, through representation on its Board of Directors. Therefore, investments into Golden Telecom are accounted for using the equity method.

The excess of purchase price paid for shares of Golden Telecom over the fair value of identifiable net assets acquired in amount of 762 was identified and shall be amortized over the period of 8 years. Amortisation charge of 32 is included in gain /(loss) from associates (excluding related tax) in the year ended December 31, 2002. The remaining part of 730 is included in carrying amount of investment in Golden Telecom as of December 31, 2002.

In May 2002 the Company sold for 105 its 22% interest in the voting capital of OAO Giprosvyaz to one of the companies of the Svyazinvest Group.

In September 2002 the Group sold for 246 its 33.3% interest in ordinary shares of Dontelecom, an entity acquired as part of the acquisition of RTDC, to unrelated party. Income from the transaction amounted to 116 and was included in income from sale of investments in the consolidated statement of operations.

Investments in Baykalwestcom (49% of voting shares), Eniseytelecom (49% of voting shares) and NCC (50% of voting shares) were acquired by the Group as part of the acquisition of RTDC (Note 7) and were targeted to be sold in the near future to the companies of the Svyazinvest Group (refer to Note 33).

Vnesheconombank (VEB) bonds are bearer securities guaranteed by the Ministry of Finance of Russia, and are commonly referred to as "MinFin Bond". The bonds carry an annual coupon interest rate of 3%. Vnesheconombank bonds are stated at market value based on quotations obtained from the over the counter market.

The Group invests temporarily available funds in bills of exchange issued by various Russian companies maturing within 12 months after the balance sheet date or with no fixed maturity, which the Group plans to sell during one year. The bills of exchange bear interest in the range from 5.5% to 17.5% and are denominated in Rubles, as well as in foreign currencies. The Group uses bills of exchange as a financial instrument primarily for the purpose of receiving financial income.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

14.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2002 and 2001 included cash on hand and in bank accounts as follows:
                                                           2002     2001
-------------------------------------------------------------------------
Cash on hand                                                 19        2
Cash at bank - Rubles                                       227      899
Cash at bank - Foreign currencies                           572      413
Short term deposits - Rubles                              1,447      617
                    - Foreign currencies                     96      277
Current account with the Central Bank of Russia             433        -
Obligatory reserves with the Central Bank of Russia         171        -
Time deposit with the Central Bank of Russia                355        -
Letters of credit                                           322       14
-------------------------------------------------------------------------
                                                          3,642     ,222
=========================================================================

Cash at bank in foreign currencies includes amounts of 120 (2001: 261) held in escrow accounts on behalf of providers of loans to the Company.

15.  SHAREHOLDERS' EQUITY

Share capital

The authorized share capital of the Company as of December 31, 2002 and 2001 comprised 1,634,026,541 ordinary and 242,832,000 non-redeemable preferred shares. The par value of both ordinary and preferred shares amounted to Rbl 0.0025.

As of December 31, 2002 and 2001 the issued and outstanding share capital was as follows:

                                                                   Number             Nominal          Indexed
                                                                 of Shares               Value            Value
----------------------------------------------------------------------------------------------------------------
Ordinary Shares, Rbl 0.0025 par value                          728,696,320               1.822               75
Preferred Shares, Rbl 0.0025 par value                         242,831,469               0.607               25
----------------------------------------------------------------------------------------------------------------
Total                                                          971,527,789               2.429              100
================================================================================================================

There were no share transactions during 2002 and 2001.

The Board of Directors of Rostelecom is authorized under its Charter to issue additional ordinary shares up to the total of the authorized share capital without further shareholder approval.

The share capital of the Company on its incorporation has been indexed, to account for the effects of inflation from that date. The share capital in the Russian statutory accounts at December 31, 2002 and 2001 amounted to 2,428,819 nominal Rubles.

Ordinary shares carry voting rights with no guarantee of dividends.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

Distributions

Preferred shares have priority over ordinary shares in the event of liquidation but carry no voting rights except on resolutions regarding liquidation or reorganization of the Company, changes to dividend levels of preferred shares, or the issuance of additional preferred stock. Such resolutions require two-thirds approval of preferred shareholders. The preferred shares have no rights of redemption or conversion.

Preferred shares carry dividends amounting to the higher of 10% of the net income after taxation of the Company as disclosed in the Russian statutory accounts divided by the number of preferred shares and the dividends paid on one ordinary share. Owners of preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partially) dividends on preferred shares has been taken.

In a case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to number of owned shares.

Distributable earnings of all entities included in the Group are limited to their respective retained earnings, as mandated by statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2002 and 2001 amounted to 6,797 and 4,376, respectively.

Treasury Shares

In accordance with the Company's Charter, Rostelecom is permitted to repurchase, on the open market, ordinary and preferred shares as long as 90% of the nominal value of its issued Charter Capital remains in circulation. Repurchased shares must either be sold or cancelled within one year of being purchased.

Dividends

Dividends payable to holders of preferred and ordinary shares in respect of the years ending December 31, 2001 and 2000 were as follows:

                                          2001          2000
-------------------------------------------------------------
Proposed dividend - preferred shares       235           124
Proposed dividend - ordinary shares        164           145
-------------------------------------------------------------
                                           399           269
=============================================================

                                           Rbl           Rbl
Proposed dividend per preferred share     0.96          0.52
=============================================================
Proposed dividend per ordinary share      0.22          0.20
=============================================================

In April 2003, the Board of directors of the Company proposed the dividends in respect of 2002. Ordinary shares dividends amounted to 0.54 Ruble per share
(396) and dividends on the preferred shares amounted to 1.27 Ruble per share
(310). The accompanying consolidated financial statements do not reflect the dividend payable in respect of 2002, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2003.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

16.  MINORITY INTEREST

                                                              2002       2001
-----------------------------------------------------------------------------
At beginning of year                                         1,929      1,530
Minority interest in net assets of acquired subsidiaries       224          -
Minority interest in net income  of subsidiaries             1,071        322
Dividends paid to minority shareholders of subsidiaries       (129)      279
Purchase of minority interest                                  (79)     (202)
Re-purchase of own preferred shares by subsidiary             (191)         -
-----------------------------------------------------------------------------
At the end of year                                           2,825      1,929
=============================================================================

17.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of December 31, 2002 and 2001:
                                   2002             2001
--------------------------------------------------------
Trade accounts payable            3,114            3,364
Accrued expenses                  1,865            2,179
Compensation related accruals       135              238
Notes payable                         -               58
Dividends payable                    48               23
--------------------------------------------------------
Total accounts payable
and accrued expenses              5,162            5,862
========================================================

Trade accounts payable include amounts totaling 1,832, which are denominated in foreign currencies, principally represented by Special Drawing Rights and US Dollars (2001: 2,197).

18.  INTEREST BEARING LOANS

The interest bearing loans as of December 31, 2002 and 2001 were as follows:

                                                        2002             2001
-----------------------------------------------------------------------------
Maturity
Current portion of interest bearing loans              4,529            6,709
-----------------------------------------------------------------------------

Between one to two years                                 919              797
Between two to three years                               641              294
Between three to four years                              479                -
Between four to five years                               278                -
Greater than five years                                    -                -
-----------------------------------------------------------------------------
Non-current portion of interest bearing loans          2,317            1,091
-----------------------------------------------------------------------------
Total interest bearing loans                           6,846            7,800
=============================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

As of December 31, 2002 and 2001 interest bearing loans, which are mostly denominated in foreign currencies are summarized as follows:

                                       Note                2002             2001
--------------------------------------------------------------------------------
US Dollars (US$)                       (a)                  826            2,183
German Marks (DM)                                             -              114
Japanese Yen (JPY)                     (b)                3,089            3,163
EURO                                   (c)                  150            1,014
                                               ---------------------------------
Foreign currency denominated loans                        4,065            6,474

Russian Ruble denominated loans        (d)                2,781            1,326
--------------------------------------------------------------------------------

Total interest bearing loans                              6,846            7,800
================================================================================

As of December 31, 2002 the Group had the following loans outstanding:

a)   This includes the following amounts:

Rostelecom:
     o US$ 15.95 million, (507), on a credit agreement between Rostelecom and Sumitomo Corporation entered into in March 1997. The loan is secured by the related equipment and by cash balances deposited in designated escrow accounts, and is repayable in quarterly installments with the final payment due not later than July 2005. Interest is payable at LIBOR plus 3.2%. The purpose of the loan is financing of construction of fiber optic cable line Novosibirsk - Khabarovsk. Current portion is 263.

RTC-Leasing:
     o US$ 1.4 million (46) within a credit line provided by ING Bank (Eurasia) with maximum amount of USD 4.3 million. Maturity date is October 12, 2003. Interest rate equals LIBOR multiplied by 365/360 plus 6% p.a. The loan is secured by a guarantee of Rostelecom. Also, the Group pledged its telecommunication equipment leased out to Rostelecom and RTComm.RU. The entire balance relates to current portion.

     o US$ 2.9 million (93) within a credit line provided by ING Bank (Eurasia) with maximum amount of USD 10 million. Maturity date is March 31, 2004. Interest rate equals 15% p.a. The loan is secured by a guarantee of Rostelecom. 81 relates to current portion.

     o US$ 1.6 million (52) within a credit line provided by Russian Commercial Bank, Zurich, Switzerland, with maximum amount of USD 1.9 million. Maturity date is March 21, 2005. Interest rate equals LIBOR/0.95 plus 6.316% p.a. 21 relates to current portion.

     o US$ 3.1 million (98) within a credit line provided by Vneshtorgbank with maximum amount of USD 4.1 million. Maturity date is July 6, 2004. Interest rate equals LIBOR plus 8% p.a. The loan is secured by a guarantee of OAO MGTS. Also, the Group pledged its telecommunication equipment leased out to OAO MGTS. 49 relates to current portion.

     o US$ 0.9 million (29) on a credit line agreement for JPY 259 million with ING Bank Eurasia open to August 2004. Annual interest rate equals LIBOR plus 3.5%. The loan is guaranteed by Rostelecom. 17 relates to current portion.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------


b)   This includes the following amounts

Rostelecom:
     o JPY 11,601 million, (3,089), on a credit agreement between Rostelecom and Vnesheconombank entered into in 1994. It was repayable in equal annual installments of JPY 2,105 million, with a final payment due not later than October 2001. The Government decree provides for the possibility of a restructuring of Government's debts administered by Vnesheconombank over a 10-year period at an interest rate of 3% per annum. In accordance with the provisions of the decree, in 2001 the Group entered in negotiations with respect to restructuring this credit agreement on said terms. As of December 31, 2002 and 2001 the Group was in technical default on payments of principal and interest. In 2002 the Group repaid several other loans totaling 1,909 which contained cross default provisions and therefore were also technically defaulted. As of December 31, 2002 the Group does not have loans which contain cross default provisions. In 2003, the Ministry of Finance of the Russian Federation rejected the restructuring. As of June 6, 2003, the Group restructured this credit agreement (refer to Note 33). The entire amount of the loan was classified as current obligation.

c)   This includes the following amounts

Rostelecom:
     o EURO 1.85 million, (61), on a credit agreement between Rostelecom and Vnesheconombank entered into in June 1995. It is repayable in semi-annual installments of EURO 0.46 million each with a final payment due not later than August 2004. The loan is taken for the purchase of EWSD automatic switches. The loan is secured by guarantee of Government of Russia. 33 relates to current portion.

     o EURO 0.3 million, (11), on a credit agreement between Rostelecom and Vnesheconombank entered into in March 1996. It is repayable in semi-annual installments of EURO 0.3 million each with a final payment due not later than February 2003. The loan is taken for the purchase of telecommunication equipment. The loan is secured by the guarantee of the Government of the Russian Federation. In February 2003 the Company repaid the loan. 11 relates to current portion.

RTC-Leasing:
     o A loan of EURO 2.6 million (78) provided by ING Bank (Eurasia) under financing agreement secured by assignment of monetary claim. Also, the Group pledged its telecommunication equipment purchased for leasing to CenterTelecom. Maturity date is April 30, 2003. Interest rate equals EURIBOR plus 5% p.a. 78 represents current portion. In April 2003 the loan was repaid.

d)   This includes the following amounts:

Rostelecom:
     o 50 on a credit agreement between Rostelecom and Sberbank entered into in April 1999. It is secured by the equipment and repayable in quarterly installments on principal and monthly installments on interest with the final payment in April 2002. Interest is payable at 20%. The loan was taken for the purchase of telecommunication equipment. In March 2002, the loan was restructured to allow equal principal repayments through December 2003, beginning July 2002. In March 2003 an interest rate was reduced to 16%.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

RTC-Leasing:
     o 70 on a credit line provided by Sberbank with maximum amount of USD 30 million (953) maturing on January 20, 2003. The interest rate equals 20% p.a. The loan is secured by a guarantee of Rostelecom. Also, the Group pledged its telecommunication equipment leased out to Rostelecom. The loan is denominated in rubles at the exchange rate as of the date when corresponding portion of the loan is received. 70 relates to current portion. In January 2003, the loan was fully repaid.

     o 98 on a credit line provided by Sberbank with maximum amount of USD 35 million (1,112) maturing on February 10, 2003. The interest rate equals 20% p.a. The loan is secured by a guarantee of Rostelecom. Also, the Group pledged its telecommunication equipment leased out to Rostelecom. The loan is denominated in rubles at the exchange rate as of the date when corresponding portion of the loan is received. 98 relates to current portion. In February 2003, the loan was fully repaid.

     o    764 on a credit line provided by Sberbank with maximum amount of USD
          30.3 million (963) maturing on August 12, 2006. The interest rate equals 20% p.a. The loan is denominated in rubles at the exchange rate as of the date when corresponding portion of the loan is received. The Group pledged its telecommunication equipment leased out to Megafon. The balance amounting to 218 represents current portion.

     o 152 on a credit line provided by Sberbank with maximum amount of 152 million rubles maturing on April 14, 2003. The interest rate equals 18% p.a. The Group pledged its telecommunication equipment leased out to Rostelecom. The balance amounting to 152 represents current portion. In April 2003, the loan was fully repaid.

     o 66 on a credit line provided by Sberbank with maximum amount of 66 million rubles maturing in October 2003. The interest rate equals 18% p.a. The Group pledged its telecommunication equipment leased out to Rostelecom. 66 relates to current portion.

     o 287 on a credit line provided by Sberbank with maximum amount of 489 maturing on August 15, 2007. The interest rate equals 20% p.a. The Group pledged its telecommunication equipment leased out to Uralsvyazinform. 34 relates to current portion.

     o 226 on a credit line provided by Sberbank with maximum amount of 314 maturing on August 7, 2007. The interest rate equals 20% p.a. The Group pledged its telecommunication equipment leased out to Southern Telecommunication Company. 27 relates to current portion.

     o 307 on a credit line provided by Sberbank with maximum amount of 583 maturing on August 15, 2007. The interest rate equals 20% p.a. The Group pledged its telecommunication equipment leased out to CenterTelecom. 36 relates to current portion.

     o 56 on a credit line provided by Sberbank with maximum amount of 540 maturing on August 15, 2007. The interest rate equals 20% p.a. The Group pledged its telecommunication equipment leased out to Severo-Zapadniy Telecom. 7 relates to current portion.

     o 260 on a credit line provided by Sberbank with maximum amount of 631 maturing on August 15, 2007. The interest rate equals 20% p.a. The Group pledged its telecommunication equipment leased out to VolgaTelecom. 31 relates to current portion.

     o 90 on a credit line provided by Sberbank with maximum amount of 309 maturing on August 15, 2007. The interest rate equals 20% p.a. The Group pledged its telecommunication equipment leased out to Dalsvyaz. 11 relates to current portion.

     o 347 on a credit line provided by Sberbank with maximum amount of 1,090 maturing on August 15, 2007. The interest rate equals 20% p.a. The Group pledged its telecommunication equipment leased out to Sibirtelecom. 41 relates to current portion.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

Other loans of the Group, all Ruble denominated, amount to 9.

As of December 31, 2002 and 2001, the weighted average interest rates of loans were 11.7% and 9.4%, respectively. Under IAS 39, "Financial Instruments:
Recognition and Measurement", loans should be reflected in the financial statements at amortized cost, i.e. the amount at which they were measured at initial recognition less principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount. The carrying amount of debts equals their amortized cost.

The Group does not utilize financial instruments to hedge against its exposure to fluctuations in interest and foreign exchange rates.

During 2002 the Group early extinguished loans payable to Telecom Italy (337) and Merrill Lynch (612) which contained cross default provisions. There was no gain or loss on these extinguishments.

During October - November 2002 the Group early extinguished the loan payable to Siemens AG of EURO 31.6 million (986). The transaction involved RTCL Cyprus and T&IB Equities (Cyprus) Limited, the subsidiary of the commercial bank Trust and Investment Bank (Russia). Gain from the transaction of 230 is included into other non-operating income, net, in the consolidated statement of operations.

19.  SHORT-TERM BORROWINGS

During 2001, RTC-Leasing placed two issues of short-term bonds payable. The first issue of 500,000 bonds with par value of 1,000 Rubles each was placed and redeemed during 2001.

The second issue of 1,000,000 bonds with par value of 1,000 Rubles each was sold at par in October 2001. Interest was fixed at 23% per annum. The bonds were redeemed in October 2002.

In November 2002 RTC-Leasing issued 1,500,000 bonds with par value of 1,000 Rubles each and sold them at par. The bonds mature in November 2004 with early redemption option exercisable in November 2003, which was approved by the Board of directors of RTC-Leasing. Annual interest on bonds is 18% and 16% for the first and second years, respectively, payable semi-annually. The principal amount of the bonds of 1,485 is included in short-term borrowings in the accompanying consolidated balance sheet as of December 31, 2002.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

20.  INCOME TAXES

The components of net deferred tax assets and liabilities at December 31, 2002 and 2001, and the movement during 2002, were as follows:

                                                                  December 31,   Movement during    December 31,
                                                                          2001          the year            2002
-----------------------------------------------------------------------------------------------------------------
Tax effects of future tax deductible items (temporary differences):

Accounts payable                                                           892             (668)             224

-----------------------------------------------------------------------------------------------------------------
Gross deferred tax asset                                                   892             (668)             224
-----------------------------------------------------------------------------------------------------------------

Tax effects of future tax liability items (temporary differences):
Property, plant and equipment, net                                       8,624                80           8,704
Accounts receivable                                                        896             (704)             192
Investment valuation difference                                            434               15              449
Leasing arrangements                                                     1,946             (931)           1,015
Other                                                                      241              (74)             167
-----------------------------------------------------------------------------------------------------------------

Gross deferred tax liability                                            12,141           (1,614)          10,527
-----------------------------------------------------------------------------------------------------------------

Net deferred tax liability                                              11,249             (946)          10,303
-----------------------------------------------------------------------------------------------------------------

Differences between IFRS and statutory taxation and reporting regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. The tax effect of these temporary differences is recorded at the rate of 24%, which became effective beginning January 1, 2002, 9%, 35% and 4.25% applicable to the Company and its subsidiaries incorporated in Russia, Switzerland, the United States of America and Cyprus, respectively.

The net movement of deferred tax assets and liabilities was as follows during the year ended December 31, 2002:

Deferred tax benefit (Note 24)                                    1,593
Deferred tax liabilities of acquired subsidiaries                  (647)
-------------------------------------------------------------------------
Total movement during the year                                      946
=========================================================================

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred income tax assets and deferred income tax liabilities relate to the income taxes levied by the same fiscal authority on the same taxable entity.

Income taxes payable and receivable as of December 31, 2002 and 2001 were as follows:
                                                     2002             2001
---------------------------------------------------------------------------

Income tax payable                                  (184)            (374)
Income tax receivable                                818              144

Income taxes payable and receivable are included in taxes payable and other accounts receivable, respectively, in the accompanying consolidated balance sheets.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

21.  REVENUE

Revenue comprised the following for the years ending December 31, 2002, 2001 and 2000:

                                        2002             2001             2000
-------------------------------------------------------------------------------
Revenue from local operators
Telephone - international              5,025            5,364            4,086
Telephone - national                   5,895            5,016            4,673
Other income from local operators      3,096            2,957            3,497
-------------------------------------------------------------------------------
                                      14,016           13,337           12,256
-------------------------------------------------------------------------------

Revenue from subscribers
Telephone - international              3,462            4,951            6,318
Telephone - national                   3,513            3,697            4,040
Internet access                          849                -                -
Cellular services                         89                -                -
-------------------------------------------------------------------------------
                                       7,913            8,648           10,358
-------------------------------------------------------------------------------

Revenue from foreign operators
Telephone                              4,250            6,018            8,128
Telex, telegraph and other               622              571              830
Leased lines                             228              263              902
-------------------------------------------------------------------------------
                                       5,100            6,852            9,860
-------------------------------------------------------------------------------

Other revenue                          1,112            1,432            1,611
-------------------------------------------------------------------------------
Total revenue                         28,141           30,269           34,085
===============================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

22.  SEGMENT INFORMATION

In years prior to 2002 the Group operated in one industry segment, being the provision of intercity and international telecommunications services in the Russian Federation, since there were no banking and investing operations, leasing outside the Group was immaterial. Since 2002, the Group operates in several industry segments, as shown below:

                                    Telecommuni-cations     Leasing      Banking and Eliminations   Consolidated
                                                                           Investing
-----------------------------------------------------------------------------------------------------------------
Revenue from external customers             27,821            297               23            -         28,141
Inter-segment revenue                            -          2,257                -       (2,257)             -
-----------------------------------------------------------------------------------------------------------------
Total revenue                               27,821          2,554               23       (2,257)        28,141
-----------------------------------------------------------------------------------------------------------------

Segment depreciation and
amortization                                (9,099)            (5)              (2)           -         (9,106)
Bad debt expense                              (863)             -                -            -           (863)
Segment result                                1,911          2,273            (154)      (2,275)          1,755
-----------------------------------------------------------------------------------------------------------------
Operating profit                              1,911          2,273            (154)      (2,275)         1,755
-----------------------------------------------------------------------------------------------------------------
Interest expense                            (2,839)          (473)            (133)       2,576           (869)
Interest income                                329              -               402        (301)           430
Gain from associates                            418             -                49         (74)           393
Foreign exchange loss, net                                                                                (983)
Monetary gain                                                                                              165
Income from sale of investments                                                                          1,840
Other non-operating income, net                                                                            556
Income tax expense                            (928)          (480)            (130)            -        (1,538)
Minority interest                                                                                       (1,071)
-----------------------------------------------------------------------------------------------------------------
Net income for the year                                                                                    678
-----------------------------------------------------------------------------------------------------------------

Segment assets                               69,912         10,509            3,030      (7,008)        76,443
Income tax asset (current and
deferred)                                      818              -                -            -            818
Investments in associates                     2,407             -               305         (77)         2,635
Goodwill                                        17              -               22            -             39
Negative goodwill                                -              -             (711)           -           (711)
-----------------------------------------------------------------------------------------------------------------
Total assets                                 73,154         10,509            2,646      (7,085)        79,224
-----------------------------------------------------------------------------------------------------------------

Segment liabilities                          15,821          6,486            1,580      (7,008)         16,879
Income tax liability (current and
deferred)                                     9,560            251              676           -          10,487
-----------------------------------------------------------------------------------------------------------------
Total liabilities                            25,381          6,737            2,256      (7,008)        27,366
-----------------------------------------------------------------------------------------------------------------

Capital expenditure                           2,679             16               1            -          2,696

An analysis of revenue by service type is disclosed in Note 21. A geographical analysis of revenue by the country or region of the customer for the years ending December 31, 2002, 2001 and 2000 was:

        Russia      CIS    USA    Western    Eastern    Others     Total
                                   Europe     Europe
-------------------------------------------------------------------------

2002    23,041    2,846    403        881        240       730    28,141
2001    23,417    3,752    375      1,448        419       858    30,269
2000    24,225    3,270    799      2,232        981     2,578    34,085

                                      F41

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

Other segments' revenue is principally earned in Russia.

The Group had no individual customers, other than the Government of the Russian Federation and its related parties (see Note 28), that accounted for greater than 10% of its revenue during the years ended December 31, 2002, 2001 and 2000.

Substantially all of the Group assets are located within the territory of the Russian Federation.

23.  OTHER NON-OPERATING INCOME, NET

Other non-operating income, net, consisted of the following for the years ending December 31, 2002, 2001 and 2000:

                                                                       2002             2001             2000
--------------------------------------------------------------------------------------------------------------
Unrealized gain on available-for-sale investments                      304               48               92
Unrealized loss on available-for-sale investments                     (109)               -                -
Fair value of contributions received                                   103                -                -
Gain on early extinguishment of loans payable                          230                -                -
Other non-operating gain, net                                           28               36                -
--------------------------------------------------------------------------------------------------------------
                                                                       556               84               92
==============================================================================================================

In October 2002 the Company received telecommunication equipment from the company, which is not a related party, free of charge. Fair value of the equipment was estimated as equal to 103. The Group recognized fair value of the contribution received in other non-operating income, since the contribution was unconditional and the equipment could be utilized to generate future revenue.

24.  INCOME TAX EXPENSE

The components of income tax expense for the years ending December 31, 2002, 2001 and 2000 were as follows:

                                               2002        2001       2000
---------------------------------------------------------------------------
Current income taxes                         2,998       2,987      2,229
Deferred tax (benefit)/charge (Note 20)     (1,593)     (4,029)     2,644
Share of tax of associates (Note 8)            133         161        215
---------------------------------------------------------------------------
Income tax expense /(benefit)                1,538        (881)     5,088
==========================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

The reconciliation of the theoretical amount that would arise using the Russian statutory rates (24% for 2002, 35% for 2001, and 30% for 2000) to the total actual income tax were as follows for the years ending December 31, 2002, 2001 and 2000:

                                                                        2002             2001             2000
---------------------------------------------------------------------------------------------------------------
Income tax expense at statutory rate                                    789             1,417            1,145
Non-temporary elements of monetary loss                               1,537             3,320            3,030
Effect of change in tax rate on deferred tax balance                       -          (5,000)            2,183
Tax losses utilized in the year not previously recognized
as deferred tax assets                                                     -                -            (203)
Other non-deductible expenses                                           689             1,802            1,050
Inflation effect on deferred tax balance at beginning of
year                                                                 (1,477)          (2,420)           (2,117)
---------------------------------------------------------------------------------------------------------------
Income tax expense /(benefit)                                         1,538             (881)            5,088
===============================================================================================================

Other non-deductible expenses comprise various costs that are non-deductible for Russian profits tax purposes, including certain employee costs, promotional expenditures, travel expenditures in excess of certain statutory allowances and losses on operations with certain bills of exchange.

25.  EMPLOYEES

The average number of employees during the year was 31,729 (2001: 35,410). The Group has agreed with the Central Committee of the Telecommunications Trade Union of Russia to make payments to employees with fifteen or more years service, on retirement, amounting to no less than 2 months' salary as at the date of retirement. Further, the Company, at its discretion, makes payments to employees with less than 15 years service, on retirement, or who otherwise leave the employment of the Group. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. An accrual of 80 (2001:
149), representing the net present value of the future benefits the Group expects to pay, has been included in compensation related accruals as of December 31, 2002.

26.  Earnings per share

In accordance with IAS 33, "Earnings per share", the calculation of basic and diluted earnings per ordinary share is based on net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preferred shares) of 443 (2001: 4,483, 2000: (2,717)) divided by the weighted average number of ordinary shares outstanding during the year of 728,696,320 (2001: 728,696,320, 2000: 706,584,862). There are no potentially dilutive securities, therefore, diluted earnings per share equal basic earnings per share.

27.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price.

For monetary assets and liabilities, the carrying amounts approximate their fair value and balance sheet items denominated in foreign currencies have been translated at appropriate period end exchange rates.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

The carrying amounts of cash and cash equivalents approximate their respective fair values due to their short-term nature and negligible credit losses.

28.  RELATED PARTY TRANSACTIONS

(a)  The Government and OAO Svyazinvest as shareholder

As indicated in Note 1, the immediate parent company of the Group is Svyazinvest which holds 50.67% of the voting capital of the Company, and its representatives comprise a majority of the Board of Directors. The Government of the Russian Federation in turn holds 75% of the voting capital of Svyazinvest and therefore is the ultimate owner of the Group. It is a matter of Government policy to retain a controlling stake in sectors of the economy, such as telecommunications, that it views as strategic.

In the past, a number of Government statements have indicated that it is considering restructuring the telecommunications sector controlled by Svyazinvest. No action with respect to the Group has so far been taken (refer to Note 30).

(b) Interest of the Government in the telecommunications sector in the Russian Federation and the protection of that interest

Effective telecommunications and data transmission are of great importance to Russia for various reasons including economic, social, strategic and national security considerations. The Government therefore has exercised and may be expected to exercise significant influence over the operations of the telecommunications sector and consequently, the Group. The Government, acting through the Ministry of Communications and the Anti-Monopoly Committee, has the general authority to regulate domestic tariffs, and does regulate tariffs to a limited extent. The Ministry of Communications has control over the licensing of providers of telecommunications services.

(c) Transactions with the Svyazinvest Group

The Svyazinvest Group uses the Group's network to carry traffic between its regional and other operators and to and from these regional operators, and to and from international operators.

The Group uses the regional networks of the Svyazinvest Group to complete calls and other traffic including that originating from its direct subscribers in the city of Moscow.

Tariffs for services between the Company and the Svyazinvest Group are materially affected with governmental regulation as disclosed in paragraph (b) of this note.

In 2002 the Group, acting as a lessor, entered in a number of lease agreements with companies of the Svyazinvest Group.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

The amounts of revenue and costs relating to the transactions with the Svyazinvest Group were as follows:

                                                                        2002             2001              2000
----------------------------------------------------------------------------------------------------------------
Revenue                                                               9,394            8,047             7,721
Expenses related to services provided by other network                 (264)            (144)             (116)
operators
Administration and other costs                                         (160)               -                 -

In addition, Svyazinvest participates in the dividends declared in the year, commensurate with its shareholding.

The amounts of receivables and payables due from the Svyazinvest Group were as follows:

                                             2002     2001
----------------------------------------------------------
Lease receivables - non-current portion       972        -
Lease receivables - current portion           688        -
Long-term financial investments               140        -
Short-term investments                         69        -
Amounts owed to customers                   (662)        -
Accounts receivable, net                    1,879      976

There are no trade payables due to the Svyazinvest Group.

(d) Transactions with the Government

Other state bodies ("Budget Organizations"), such as the Ministry of Defense and entities affiliated to the Government, primarily state controlled TV and radio companies, use the Group's network to carry communications traffic and to broadcast across the country. In some cases, the service is in the nature of leased lines for which the Group charges below market rates.

The revenues arising from these services were as follows:

                  2002               2001                2000
-------------------------------------------------------------
Revenue          1,211                571                 489

The amounts of receivables due from such organizations were as follows:

                                  2002               2001
---------------------------------------------------------
Accounts receivable, net           563                802

There are no payables due to such organizations.

The Government also uses the Group's expertise in acquiring communications equipment for various budget organizations. No charge is levied for these services.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

(e)  Transactions with Investees

The Group also transacts a wide variety of business with entities and companies in which it has investments, including associates over which it exerts significant influence. Such business includes telecommunications services, leasing telecommunication equipment and the provision of pension arrangement to employees. In the opinion of the directors, such business is conducted on arms' length terms and at rates prevailing in the open market.

A summary of these transactions is as follows:

                                            2002      2001      2000
--------------------------------------------------------------------
Lease income                                   -       74        28
Charges by network operators - national     (26)     (437)     (191)
Pension payments                            (85)     (167)     (182)

Amounts included in the consolidated balance sheets relating to the operations with these entities were as follows:

                                               2002     2001
------------------------------------------------------------
Accounts payable                               (12)     (97)
Lease receivables                                -      113
Accounts receivable, net                        69      578
Loans receivable                                60        -
Leased property, plant and equipment             -      759

(f)  Directors' remuneration

During the year the Board of Directors consisted of the following members:

Until June 1, 2002                      Until December 31, 2002
----------------------------------------------------------------------------

Yashin V.N.                             Yashin V.N.
Belov V.Y.                              Belov V.Y.
Yemelianov N.P.                         Yemelianov N.P.
Vasin V.S.                              Kuznetsov S.I.
Lopatin A.V.                            Lopatin A.V.
Osipchuk A.I.                           Osipchuk A.I.
Panchenko S.N.                          Panchenko S.N.
Polischuk V.A.                          Polischuk V.A.
Korolev N.M.                            Ragozina I.M.
Avdiyants S.P.                          Slipenchuk M.V.
Finger G.M.                             Finger G.M.

In 2002, the total remuneration of the directors amounted to 21 (2001: 5, 2000:
7).

29.  CAPITAL COMMITMENTS

The Group's capital expenditure program approved by the Board of Directors for the year ending December 31, 2003 projects capital expenditures of 4,521.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

30.  CONTINGENCIES

a)   Legal proceedings

The Group is subject to a number of proceedings arising in the course of the normal conduct of its business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company or the Group.

b)   Taxation environment

Russian tax legislation is subject to varying interpretations and changes occurring frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group's entities may not coincide with that of management. As a result, tax authorities may challenge transactions and the Group's entities may be assessed additional taxes, penalties and interest, which can be significant. The periods remain open to review by the tax and customs authorities with respect to tax liabilities for three years. However, management believes that adequate provision has been made for all material taxation liabilities.

c)   Licenses

Substantially all of Rostelecom revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2003 to 2007. The Company has no reason to believe that the licenses will not be renewed or that any license will be suspended or terminated. However, suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Group.

It is also a matter of public record that the Government intends to promote competition within the telecommunications industry, which may include the granting of additional long distance and international licenses to other operators. At present, it is not possible to determine the effects, if any, of changes in these matters on the results of operations or financial position of the Group.

In August 1996, the Company was granted three cellular licenses for operation in Novosibirsk, Khabarovsk and Amurskaya areas. The licenses gave the Company the right to provide wireless services on the GSM 900 standard for 10 years from the date of license registration (until October 2006). The Company was obliged to make the license fee payment in total amount of $16.5 million for three licenses. No payments were made as of December 31, 2002.

The obligation would arise upon receiving a notice from the Federal Committee of GSM 900 operators. The Company has not yet received any invoices for payment. Management is confident that negotiations concerning the eventual fees due will result in significant reduction of the liability. As such, no accruals for cellular licenses have been included in the accompanying consolidated financial statements. Management believes that until such uncertainty is resolved, such non-accrual and non-payment will not have significant effect on the Company's operations.

d)   Restructuring

There have been a number of announcements by the Government and the Svyazinvest Group with respect to the planned restructuring of the national telecommunications sector. In its Program of Development of the Telecommunications Industry, presented to the Federal Government in December 2000, the Ministry of Communications indicated that it will not contemplate a change to the Group's status as monopoly supplier of long distance and international communications until 2005-2006 at the earliest.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

In addition to industry restructuring plans, the Government announced plans to privatize Svyazinvest in 2003 or 2004. Effects of the industry reform will be reflected in the Group's consolidated financial statements as they become known and estimable.

e)   Insurance matters

In 2003 the Company has insured approximately 40% of cable and transmission devices. In the opinion of directors the insurance coverage is sufficient to compensate direct losses which could arise from technical breakdown.

31.  CREDIT RISK MANAGEMENT

A portion of the Group's accounts receivable is from state and other public organizations. Collection of these receivables is influenced by political and economic factors. Management believes there are no significant unprovided losses relating to these or other receivables at December 31, 2002.

Financial instruments that could expose the Group to concentrations of credit risk are mainly trade and other receivables. The credit risk associated with these assets is limited due to the Group's large customer base and ongoing procedures to monitor the credit worthiness of customers and other debtors.

The Group deposits available cash with several non-state owned Russian banks. Deposit insurance is not offered to banks operating in Russia. To manage the credit risk, the Group allocates its available cash to a variety of Russian banks and management periodically reviews the credit worthiness of the banks in which such deposits are made.

32.  INTEREST RATE RISK MANAGEMENT

Trade and other receivables and payables are non-interest bearing financial assets and liabilities. Interest rates payable on the Group's loans and other borrowings are disclosed in Notes 18 and 19.

33.  SUBSEQUENT EVENTS

In February 2003 due to the fire in one of the Moscow telephone stations, equipment of the Group's associates, Telmos and Golden Telecom, was significantly damaged. The Group's share of losses incurred by these associates as a result of this event in 2003 would be limited to 150.

In 2003 the Group sold its investments in NCC, Baykalwestcom and Eniseytelecom to companies of the Svyazinvest Group for the following price:

Investment             Interest sold     Sales price received
--------------------------------------------------------------
NCC                         50%                        636
Baykalwestcom               49%                        270
Eniseytelecom               49%                        397

In June 2003 the Group signed an agreement with Alpha Bank (Russia) related to restructuring of debt to Vnesheconombank (refer to Note 18). Under the agreement, the Group debt shall be converted into notes payable totalling US$ 100 million (3,178) repayable within 36 months in 6 equal semi-annual installments of US$ 16.7 (530) each.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

34. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

     The Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP").

     As described in Note 5, certain property, plant and equipment has been recorded at a valuation amount in accordance with IFRS rather than at historical cost, which is required under U.S. GAAP. The Group was unable to quantify the effect of the difference in accounting treatment as reliable historical cost information and information regarding acquisition dates was not available.

     The principal differences between IFRS and U.S. GAAP are presented below together with explanations of certain adjustments that affect net income (loss) and total shareholders' equity as of and for the years ended December 31, 2002, 2001 and 2000.

Reconciliation of net income (loss)

                                                                                  2002         2001         2000
----------------------------------------------------------------------------------------------------------------
 Net income (loss) reported under IFRS                                             678        4,607      (2,460)

U.S. GAAP adjustments:
 Reversal of impairment of property, plant and equipment - impact of
 additional depreciation and loss on disposal (a)                                 (602)        (554)        (659)
 Deferred tax effect of reversal of impairment of property, plant and
 equipment (a)                                                                     100          473          (22)
 Unrealized gains on available-for-sale investments, net of tax (b)                (41)         (48)         (78)
 Pension expense, net of tax (c)                                                   (20)         (20)          75
 Impact of difference in accounting for investments acquired for resale,
 net of tax and minority interest (d)                                              (22)           -            -
 Impact of goodwill amortization, net of minority interest (d)                      35            -            -
 Partial gain recognition, net of tax (e)                                           (3)           -            -
 Reversal of impairment on investment in equity method
 investee, net of tax (f)                                                          (52)           -            -

                                                                         ----------------------------------------
 Total                                                                            (605)        (149)        (684)
                                                                         ----------------------------------------
 Net income/(loss) under U.S.AAP                                                    73        4,458       (3,144)

Net income/(loss) per common share

Basic income per common share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. In accordance with Statement on Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", income available to common shareholders is calculated by deducting dividends declared in the period on preferred shares (whether or not paid) from the net income for the period.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

The charter of Rostelecom provides that preferred shareholders receive a dividend which is equal in total to 10% of net income as reported in the financial statements prepared in accordance with Russian accounting regulations, but dividend per preferred share should not be less than the dividend per share declared in favor of the common shareholders.

                                                                           2002             2001            2000
-----------------------------------------------------------------------------------------------------------------

Net income /(loss) under U.S. GAAP                                          73            4,458          (3,144)
Dividends on preferred shares                                             (235)            (124)           (284)
                                                                -------------------------------------------------
Net (loss) / income applicable to common shareholders under US
GAAP                                                                     (162)            4,334          (3,428)
                                                                -------------------------------------------------

Weighted average number of ordinary shares outstanding              728,696,320      728,696,320     706,584,862

                                                                -------------------------------------------------
       Net (loss) / income per share - basic and diluted                (0.22)             5.95           (4.85)
                                                                -------------------------------------------------

Basic and diluted earnings per share are the same for all periods presented as there are no ordinary shares equivalents.

Reconciliation of shareholders' equity

Below is the reconciliation of shareholders' equity reported under IFRS with those reported under U.S. GAAP as of December 31, 2002 and 2001.

                                                                                      2002               2001
-----------------------------------------------------------------------------------------------------------------

Total shareholders' equity under IFRS                                               49,033             48,754

U.S. GAAP adjustments:
     Reversal of impairment of property, plant and equipment, net of
     related deferred tax liability (a)                                             5,360               5,861
     Pension obligations, net of tax (c)                                               30                  51
     Impact of difference in accounting for investments acquired for
     resale, net of tax and minority interest (d)                                     (22)                  -
     Impact of goodwill amortization, net of minority interest (d)                     35                   -
     Partial gain recognition, net of tax (e)                                          (3)                  -
     Reversal of impairment on investment in equity method investee, net
     of tax (f)                                                                       (52)                  -
                                                                           --------------------------------------
 Total                                                                               5,348              5,912

                                                                           --------------------------------------
Total shareholders' equity under U.S. GAAP                                          54,381             54,666
                                                                           --------------------------------------

(a)  Reversal of impairment on property, plant and equipment

In 1998, in accordance with IAS 36, "Impairment of Assets", the Group recognized an impairment loss of 8,699 on its property, plant and equipment other than construction in progress. The impairment loss was calculated based on the present value of estimated future cash flows from the continued use of the assets using a real-terms (inflation adjusted) discount rate of 20%.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

IAS 36 requires an assessment of the recoverable amount of an asset whenever there is an indication that the Group's assets may be impaired. Management believed that the Russian economic crisis in 1998 constituted such an indication.

     Under U.S. GAAP, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (superseded by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for financial statements issued for fiscal years beginning after December 15, 2001), required an initial assessment of impairment based on undiscounted cash flows whenever there is an indication that impairment may exist. Due to the fact that the sum of undiscounted expected future cash flows was in excess of the carrying amount of the Group's property, plant and equipment as of December 31, 1998, an impairment loss was not recognized for U.S. GAAP reporting. Management considers that all of the Group's property, plant and equipment, with the exception of construction in progress, represent the lowest level for which there are largely independent and identifiable cash flows.

     Since no impairment loss was recognized under U.S. GAAP in 1998, a different asset base is used to compute U.S. GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing 1999.

Based on management's analysis, the sum of undiscounted expected future cash flows was in excess of the carrying amount of the Group's property, plant and equipment as of December 31, 2002, 2001 and 2000, thus, no impairment loss was recognized under U.S. GAAP.

Deferred tax effect was computed using tax rates of 24% for 2002 and 2001, and 35% for 2000. Deferred tax benefit recognized on reversal of impairment on property, plant and equipment in 2002 and 2001 represents the effects of reversal of the temporary differences associated with disposals and additional depreciation, and in 2001, the effect of the change in tax rate effective from 2002 amounting to 346.

(b)  Unrealized gains on available-for-sale investments

In accordance with IAS 39 (Revised 2000), "Financial Instruments: Recognition and Measurement", gains or losses from change in the fair value of securities classified as available-for-sale investments are included in net profit and loss for the period in which they arise.

     Under U.S. GAAP, SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", provides that such available-for-sale securities are reported at fair value with unrealized gains and losses net of tax excluded from earnings and reported as a separate component of comprehensive income. Unrealized gains and losses represent the net change in fair value of investments classified as available-for-sale not yet realized. Declines in value of available-for-sale securities judged to be other than temporary are recognized in the statement of operations.

(c)  Pension expense and obligations

The Company makes certain payments to employees on retirement. This obligation is substantially similar to those typically existing under a defined benefit pension scheme.

     IAS 19 (revised 2000), "Employee Benefits", was issued by the International Accounting Standards Board to revise existing standards relating to retirement benefits cost, and became effective for the financial statements beginning on or after January 1, 1999. In accordance with U.S. GAAP, similar issues are covered by SFAS 87, "Employer's Accounting For Pensions". Under both standards, pension expense is based upon a specified methodology that includes a designated actuarial approach and reflects the concept of accrual accounting. Pension expense is reflected in the consolidated

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

statement of operations systematically over the working lives of employees covered by the plan. Plan amendments (including initiation of a plan) often include provisions that grant increased benefits based on services rendered in prior periods. Because plan amendments are granted with the expectation that the employer would realize economic benefits in future periods, SFAS 87 does not require the cost of providing such retroactive benefits (that is, prior service cost) to be included in net periodic pension cost entirely in the year of the amendment. The Standard provides for recognition during the future service periods of employees who are expected to receive benefits under the plan.

In accordance with IAS 19, prior service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested (i.e. become no longer conditional on future employment). To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an enterprise should recognize prior service cost immediately.

     As of December 31, 2002, prior service cost as recorded in IFRS accounts have been fully recognized. In U.S. GAAP accounts, unrecognized transition amounts are being amortized over 20 years. The details of net periodic pension cost (benefit) included in the Group's U.S. GAAP net income for 2002, 2001 and 2000 are presented below.

                                              2002     2001     2000
------------------------------------------------------------------------

Service cost                                    5        8       17
Interest on projected benefit obligation       30       43       68
Net amortization of transitional amount        20       20       20
Actuarial gains recognized in year           (100)     102)      (6)
------------------------------------------------------------------------
Net periodic pension (benefit) cost           (45)     (31)      99
------------------------------------------------------------------------

     The following tables set forth the status of the Group's obligations under defined benefit pension plans and the amounts that would be recognized in the Group's consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2002 and 2001.

                                                                 2002      2001
-------------------------------------------------------------------------------

Accrued pension cost at beginning of year                        100       140
Net periodic pension benefit                                     (45)      (31)
Paid during the year                                              (5)       (9)
-------------------------------------------------------------------------------
Accrued pension cost at end of year                               50       100
-------------------------------------------------------------------------------

                                                                 2002      2001
-------------------------------------------------------------------------------

 Projected benefit obligations                                   174       244
 Plan assets at fair value                                         -         -
                                                               -----------------
 Deficit of plan assets over projected benefit obligation        174       244
 Unrecognized net transition amount                             (124)     (144)
--------------------------------------------------------------------------------
 Accrued pension cost                                             50       100
--------------------------------------------------------------------------------

In calculating projected benefit obligations as of December 31, 2002 and 2001, the Group assumed weighted average discount rate in determining present values being equal to 20%.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

(d)  Accounting for investments in associates

In accordance with IAS 28, "Accounting for Investments in Associates", an investment in associate that is acquired and held exclusively with a view to its disposal in the near future should be accounted for as an available-for-sale financial asset in accordance with IAS 39, "Financial Instruments: Recognition and Measurement".

As described in Note 13 and 33, the Group acquired in 2002 and subsequent to December 31, 2002 sold certain investments which in the normal course of business would qualify for equity method accounting. In IFRS accounts these investments were classified and accounted for as available-for-sale and their fair value as of December 31, 2002 was 1,632. Negative goodwill attributable to these investments of 455 was included in the current portion of negative goodwill.

     Effective January 1, 2002, SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets", eliminated the exception to application of the equity method for an investment in associates where significant influence is likely to be temporary. Accordingly, in U.S. GAAP accounts, the investments in these associates were accounted for using equity method of accounting applied from the date of the business combination with RTDC Holdings, Inc. As of December 31, 2002, the carrying amount of 1,071 related to the Group's investment in these associates was included in U.S. GAAP balance sheet. The Group's share in net income / (loss) of these associates amounted to 157. Amount of (22) reported in the reconciliation of net income and shareholders' equity above represents the difference between the amount of gain from changes in the fair value of these available-for-sale investments, recognized in the IFRS accounts, and the amount of equity income, reported under the U.S. GAAP, net of tax and minority interest.

As described in Note 8 and 13, during 2002, the Group acquired 15% of voting stock of Golden Telecom, Inc. In the opinion of management, the Group exercises significant influence over financial and operating policies of Golden Telecom. In accordance with IAS 28, "Accounting for Investments in Associates", the Group amortizes the equity method goodwill related to its investment in Golden Telecom over its estimated useful life of 8 years. During 2002, in its IFRS accounts, the Group recognized related amortization expense in the amount of 32. Also, during 2002, in its IFRS accounts, the Group recognized goodwill of 42 in connection with certain business combinations and purchases of minority interest. Amortization of related goodwill in 2002 amounted to 3.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is not amortized and is subject to annual impairment tests in accordance with SFAS No. 142. The Group performed the annual impairment test in respect to recoverability of the carrying amount of goodwill at December 31, 2002.

(e)  Partial gain recognition

As disclosed in Note 13, during 2002, the Group completed a sale of its 50% interest in EDN Sovintel to Golden Telecom in exchange for a cash payment of US$ 10 million, no-interest bearing US$ 46 million promissory note and 15% of then outstanding ordinary shares of Golden Telecom.

In connection with this transaction, in its IFRS accounts, the Group recognized a gain of 1,733, which represented a difference between fair value of the total consideration received and the carrying amount of the investment in EDN Sovintel as of the date of sale, net of direct costs associated with the transaction. Before the sale to Golden Telecom, the Group accounted for its investment in EDN Sovintel using equity method.

As disclosed in Note 13, management determined that the Group has the ability to exercise significant influence over the financial and operating policies of Golden Telecom and accounted for its investment in ordinary shares of Golden Telecom using equity method.

     In its U.S. GAAP accounts, in accordance with requirements of Emerging Issues Task Force Issue No. 01-02, "Interpretations of APB 29", the Group recognized a gain of 1,730. The difference of 3 between the amount of gain recognized under IFRS and U.S. GAAP pertains to a portion of the gain represented by the economic interest retained by the Group.

(f)  Reversal of impairment on investment in equity method investee

As disclosed in Note 8, during 2002 due to certain changes in management's estimates and in accordance with provisions of IAS 36, "Impairment of Assets", in its IFRS accounts the Group recorded a partial reversal of impairment loss of 52, net of tax, recognized in 2001 in connection with its investment in MCC, which is accounted for using equity method.

U.S. GAAP prohibits reversals of previously recognized impairment losses.

Investments in associates

Refer to Note 8 to the consolidated financial statements for detailed information about the Group's investments in associates.

The following table presents summarized income statement and balance sheet information of the Group's significant equity method investee, EDN Sovintel, for the period from January 1, 2002 to September 16, 2002 and as of December 31, 2001, respectively (translated into Rubles using exchange rate as of December 31, 2002):

                                          EDN Sovintel
-------------------------------------------------------

Income statement information
         Revenues                              3,218
         Operating income                        822
         Net income                              607

Financial position information
         Current assets                        1,440
         Non-current assets                    2,009
         Current liabilities                     696
         Non-current liabilities                 101
         Net assets                            2,652

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

Summarized financial information for 2002 for the Group's unconsolidated investment in GlobalTel was as follows (translated into Rubles using exchange rate as of December 31, 2002):

                                              GlobalTel
                                                  2002
--------------------------------------------------------

Income statement information
  Revenues                                       395
  Operating loss                                (294)
  Net loss                                      (344)

Financial position information
  Current assets                                 259
  Non-current assets                           1,283
  Current liabilities                          2,417
  Non-current liabilities                        134
  Accumulated deficit                         (1,009)

New accounting pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the asset's useful life. The liability is accreted to its present value each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized. The Group is required and plans to adopt the provisions of SFAS No. 143, effective January 1, 2003. To accomplish this, the Group must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require gathering market information and the development of cash flow models. Additionally, the Group will be required to develop processes to track and monitor these obligations. The Group is still assessing the impact that SFAS No. 143 will have on its results of operations, financial position and cash flows.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections". This statement is effective for financial statements issued for fiscal years beginning after May 15, 2002. It amends certain existing authoritative pronouncements in respect to debt extinguishments, intangible assets of motor carriers, leases, etc. to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Group elected to early adopt this new standard beginning from January 1, 2002 and, as disclosed in Note 18, classified a gain from early extinguishments of debt payable to Siemens AG as non-operating income.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which replaces Emerging Issues Task Force
(EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The types of costs affected by this Standard

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. SFAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized only when the liability is irrevocably incurred (rather than at the date of management's commitment to an exit or disposal plan). The recognized liability is to be initially measured at fair value and subsequently adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Group does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations, financial position and cash flows.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 clarifies and expands the disclosure requirements related to guarantees and product warranties, and requires a guarantor to recognize a liability for the fair value of the obligation it assumes under that guarantee. The Group adopted the disclosure requirements applicable to financial statements for periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. The Group does not expect the adoption of FIN 45 to have a material impact on its results of operations, financial position and cash flows.

In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables". The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The Group is required and plans to adopt the provisions of EITF 00-21, effective July 1, 2003. The Group is still assessing the impact that EITF 00-21 will have on its results of operations, financial position and cash flows.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities ("VIEs")". This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities ("SPEs"). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its "variable interests" (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE's assets and liabilities). The Group has adopted Interpretation's disclosure provisions, effective for all financial statements issued after January 31, 2003, which require all holders of variable interests in VIEs to disclose the nature, purpose, size and activities of the VIEs, including the maximum exposure to losses. The consolidation requirements apply to all new VIEs created on and after February 1, 2003, with transitional provisions for VIEs that existed prior to that date. The Group plans to adopt the transition consolidation provisions of FIN 46 on July 1, 2003. To accomplish this, the Group and its operating subsidiaries must identify all VIEs, if any, and determine the expected loss and expected residual returns associated with the variable interests. The determination of expected losses and expected residual returns is complex and will require the Group to develop cash flow models. The Group is still assessing the impact that FIN 46 will have on its results of operations, financial position and cash flows.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation --Transition and Disclosure", which amends SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. The Group does not expect the adoption of SFAS No. 148 to have a material impact on its results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, companies could only account for as equity and requires that these instruments be classified as liabilities in statements of financial position. The statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial statements created before the issuance of this statement and still existing at the beginning of the interim period of adoption. The Group is currently assessing the impact that the adoption of SFAS No. 150 will have on its results of operations, financial position and cash flows.

     Consolidated statements of changes in shareholders' equity and comprehensive income under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 are as follows:

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

                            Common shares         Preferred shares    Treasury shares             Accumulated other         Total
                          Number of    Share    Number of   Share   Number of    Share  Retained     comprehensive  shareholders'
                             shares  capital       shares  capital     shares  capital  earnings            income         equity
---------------------------------------------------------------------------------------------------------------------------------
Balance as of January
1, 2000                 700,312,800       75  233,437,600       25  (115,959)      (2)    53,666              145        53,909

Comprehensive income
 Net loss                         -        -            -        -          -        -   (3,144)                -       (3,144)
 Net change in
 unrealized gains on
 available-for-
 sale investments                 -        -            -        -          -        -         -               78            78
---------------------------------------------------------------------------------------------------------------------------------
  Comprehensive income            -        -            -        -          -        -   (3,144)               78       (3,066)

Dividends for 1999                -        -            -        -          -        -     (414)                -         (414)

Issue of shares          28,420,179        -    9,473,169        -          -        -         -                -             -

Cancellation of
treasury shares            (36,659)        -     (79,300)        -    115,959        2       (2)                -             -

                        ---------------------------------------------------------------------------------------------------------
Balance as of December
31, 2000                728,696,320       75  242,831,469       25          -        -    50,106              223        50,429
                        ---------------------------------------------------------------------------------------------------------

Comprehensive income
 Net income                      -        -            -        -          -        -     4,458                -         4,458
 Net change in
 unrealized gains on
 available-for-
 sale investments                -        -            -        -          -        -         -               48            48
---------------------------------------------------------------------------------------------------------------------------------
  Comprehensive income           -        -            -        -          -        -     4,458               48         4,506

Dividends for 2000                -        -            -        -          -        -     (269)                -         (269)

                        ---------------------------------------------------------------------------------------------------------
Balance as of December
31, 2001                728,696,320       75  242,831,469       25          -        -    54,295              271        54,666
                        ---------------------------------------------------------------------------------------------------------

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2002 (In millions of Russian Rubles in terms of purchasing power of the Ruble at December 31, 2002)
--------------------------------------------------------------------------------

                            Common shares         Preferred shares    Treasury shares             Accumulated other         Total
                          Number of    Share    Number of   Share   Number of    Share  Retained     comprehensive  shareholders'
                             shares  capital       shares  capital     shares  capital  earnings            income         equity
---------------------------------------------------------------------------------------------------------------------------------
Balance as of December
31, 2001                728,696,320       75  242,831,469       25          -        -    54,295               271         54,666
                        ---------------------------------------------------------------------------------------------------------

Comprehensive income
 Net income                       -            -         -         -        -        -        73                 -             73
 Net change in
 unrealized gains on
 available-for-sale
 investments                      -        -            -         -         -        -         -                41             41
---------------------------------------------------------------------------------------------------------------------------------
  Comprehensive income            -        -            -         -         -        -        73                41            114

Dividends for 2001                -        -            -         -         -        -     (399)                 -           (399)
                        ----------------------------------------------------------------------------------------------------------
Balance as of December
31, 2002                728,696,320       75  242,831,469         25        -        -    53,969               312          54,381
----------------------------------------------------------------------------------------------------------------------------------

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
EDN Sovintel LLC

We have audited the accompanying balance sheet of EDN Sovintel LLC as of December 31, 2001, and the related statements of income and cash flows for each of the two years in the period ended December 31, 2001 and for the period from January 1 to September 16, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDN Sovintel LLC at December 31, 2001, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001 and for the period from January 1 to September 16, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/   ERNST & YOUNG (CIS) LIMITED

Moscow, Russia
March 6, 2003

EDN SOVINTEL LLC
BALANCE SHEET
--------------------------------------------------------------------------------
                                                                    December 31,
                                                                            2001
--------------------------------------------------------------------------------
                                                           (IN THOUSANDS OF US$)

ASSETS

Current assets
Cash                                                                    16,793
Accounts receivable, net of allowance for doubtful
accounts of $ 4,951                                                     14,518
Due from affiliated companies                                            1,912
Due from employees                                                         721
Inventories                                                              7,519
Inventory consigned to others                                            1,063
VAT receivable, net                                                        207
Prepaid expenses and other current assets                                2,586
-------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                    45,319
-------------------------------------------------------------------------------

Property and equipment, net                                             60,125
Other non-current assets                                                 3,069
-------------------------------------------------------------------------------
TOTAL ASSETS                                                         $ 108,513
===============================================================================

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                                          12,058
Accrued expenses                                                         4,926
Due to affiliated companies                                              3,048
Deferred income taxes                                                    1,861
-------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                               21,893
-------------------------------------------------------------------------------
Non-current liabilities                                                  3,172
===============================================================================
TOTAL LIABILITIES                                                       25,065
===============================================================================

MEMBERS' EQUITY                                                         83,448

TOTAL LIABILITIES AND MEMBERS' EQUITY                                $ 108,513
===============================================================================

   The accompanying notes are an integral part of these financial statements.

EDN SOVINTEL LLC
STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                               Year ended              Period from
---------------------------------------------------------------------------------      January 1 to
                                                      December 31,  December 31,       September 16,
                                                              2000          2001          2002
--------------------------------------------------------------------------------------------------
                                                                   (IN THOUSANDS OF US$)
REVENUES:
Telecommunication services                                $ 87,823     $ 108,363         $ 96,610
Revenue from affiliates                                      6,066         7,343            4,651
--------------------------------------------------------------------------------------------------
                                                            93,889       115,706          101,261

OPERATING COSTS AND EXPENSES:
Service costs (excluding depreciation)                      49,713        63,909           56,013
Selling, general and administrative (excluding
depreciation)                                               16,768        13,025           11,856
Depreciation                                                 8,615         9,025            7,517
--------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS AND EXPENSES                          75,096        85,959           75,386

INCOME FROM OPERATIONS                                      18,793        29,747           25,875

OTHER INCOME (EXPENSE):
Interest income                                                115           321              508
Interest expense                                             (141)          (12)              (3)
Foreign currency losses                                    (1,308)         (355)            (618)
--------------------------------------------------------------------------------------------------
TOTAL OTHER INCOME (EXPENSE)                               (1,334)          (46)            (113)

Net income before taxes                                     17,459        29,701           25,762
Income taxes                                                 7,277         7,490            6,647
--------------------------------------------------------------------------------------------------
NET INCOME                                                $ 10,182      $ 22,211         $ 19,115
==================================================================================================

   The accompanying notes are an integral part of these financial statements.

EDN SOVINTEL LLC
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                            Year ended              Period from
------------------------------------------------------------------------------------------------  January 1 to
                                                                 December 31,  December 31,       September 16,
                                                                         2000          2001          2002
------------------------------------------------------------------------------------------------
                                                                                (IN THOUSANDS OF US$)
OPERATING ACTIVITIES
Net income                                                              $ 10,182      $ 22,211       $ 19,115
Adjustments to reconcile net income to net cash provided
by operating activities:
   Depreciation                                                            8,615         9,025          7,517
   Deferred income taxes                                                       -         1,175        (2,193)
   Provision for doubtful accounts                                         1,908           708              -
   Provision for obsolete inventory                                            -           200            650
   Foreign exchange loss                                                   1,308           355            618
Changes in operating assets and liabilities:
   Accounts receivable                                                     1,410       (2,175)        (6,407)
   Inventories                                                           (2,596)       (4,220)          2,459
   Inventory consigned to others                                               -       (1,063)          1,063
   Prepaid expenses and other assets                                       (557)         (843)            119
   VAT receivable, net                                                     (569)         2,185           (26)
   Trade payables                                                        (2,870)         4,532          5,377
   Accrued liabilities and other payables                                  1,874         2,645          1,093
   Decrease amounts due to affiliated companies, net                     (1,454)         (607)        (1,239)
--------------------------------------------------------------------------------------------------------------

   NET CASH PROVIDED BY OPERATING ACTIVITIES                              17,251        34,128         28,146

--------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchases of property and equipment                                   (9,344)      (17,059)       (18,126)
   Loan to affiliated company                                                  -             -        (9,983)
--------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                    (9,344)      (17,059)       (28,109)

FINANCING ACTIVITIES
   Payment of debt                                                       (3,322)          (22)              -
   Payment of dividends                                                  (3,021)       (4,000)        (4,000)
--------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                    (6,343)       (4,022)        (4,000)

Effect of exchange rate changes on cash                                    (195)         (267)          (204)

Net (decrease) increase in cash                                            1,369        12,780        (4,167)
Cash at beginning of period                                                2,644         4,013         16,793
--------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                                    $ 4,013      $ 16,793       $ 12,626


                     The accompanying notes are an integral
                      part of these financial statements.

EDN SOVINTEL LLC
Notes to Financial Statements
--------------------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                      (US$ AMOUNTS EXPRESSED IN THOUSANDS)

NOTE 1. DESCRIPTION OF BUSINESS

EDN Sovintel LLC (the "Company", "Sovintel"), which became a wholly owned subsidiary of Golden Telecom, Inc. ("GTI") on September 17, 2002, was created in 1990 to design, construct, and operate a telecommunications network in Moscow and later expanded its operations to other regions of Russia, including St. Petersburg, Pskov and Kaliningrad. This network provides worldwide communications services, principally to major hotels, business offices and mobile communication companies.

Effective September 17, 2002, subsidiaries of GTI completed the acquisition of the remaining 50% of the Company previously held by Open Joint Stock Company Rostelecom ("Rostelecom"), pursuant to an Ownership Interest Purchase Agreement, dated March 13, 2002, by and among subsidiaries of GTI and Rostelecom, bringing GTI's ownership interest in the Company to 100%.

The accompanying financial statements are presented for purposes of complying with the requirements of the U.S. Securities and Exchange Commission for separate financial statements under Rule 3-09 of Regulation S-X. In that regard, the statements of operations and cash flows for 2002 have been presented for the period from January 1 to September 16, 2002.

NOTE 2. BASIS OF PRESENTATION

The Company maintains its records and prepares its financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, not recorded on the Company's books, which are appropriate to present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The principal adjustments are related to revenue recognition, certain accrued expenses, foreign currency translation, deferred taxation, and depreciation and valuation of property and equipment.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

The Company's functional currency is the US dollar because the majority of its revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian rubles) have been re-measured into US dollars in accordance with the relevant provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

EDN SOVINTEL LLC
Notes to Financial Statements (CONTINUED)
--------------------------------------------------------------------------------

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

The ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia ("CBR") and were considered to be a reasonable approximation of market rates until mid-August 1998. Since that date, liquidity in the CBR currency trading and inter-bank trading has varied as have bid and offer exchange rates. As a result, the market rates have fluctuated significantly and have diverged from the CBR rate. Nonetheless, the various market-related rates are based on the CBR rate. Accordingly, CBR rates have been used for translation purposes in these financial statements. The translation of ruble denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

The official exchange rate as of December 31, 2001 and September 16, 2002 was
30.14 and 31.64 rubles per US dollar, respectively.

Accounts Receivable

Accounts receivable are shown at their estimated net realizable value which approximates fair value. The Company generally does not require collateral to extend credits to its customers.

Inventories

Inventories consist of telecommunication equipment held for resale and are stated at the lower of cost or market. Cost is computed on a weighted average basis. At December 31, 2001, the Company held no legal title to the $1,063 inventory consigned to others, recorded as such on the balance sheet.

Property and Equipment

Property and equipment are recorded at their historical cost. Depreciation is provided on the straight-line method over the following estimated useful lives:

---------------------------------- -------------------- ------------------------
Network equipment                                                      10 years
---------------------------------- -------------------- ------------------------
Other property and equipment                                           3-5 years
---------------------------------- -------------------- ------------------------

There is no depreciation charge for construction-in-progress. Depreciation commences upon completion of the related project.

Revenue Recognition

The Company records as revenue the amount of telecommunications rendered, as measured primarily by the minutes of traffic processed, after deducting an estimate of the traffic that are partial minutes and test traffic which will be neither billed nor collected. Revenue from service contracts is accounted for when the services are provided. Billings received in advance of service being performed are deferred and recognized as revenue as the service is performed. Revenues are stated net of any value-added-taxes ("VAT") charged to customers. Certain other taxes that are based on revenues earned were incurred at rates ranging from 1.0% to 4.0% during 2000, 2001 and for the period from January 1 to September 16, 2002, and amounted to $3,972, $1,131 and $1,016, respectively, and are charged to selling, general and administrative expenses since these are incidental to the revenue cycle.

EDN SOVINTEL LLC
Notes to Financial Statements (CONTINUED)
--------------------------------------------------------------------------------

In accordance with the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 101, the Company has deferred telecommunication connection fees and capitalized direct incremental costs related to connection fees, not exceeding the revenue deferred. The deferral of revenue and capitalization of cost of revenue is recognized over the estimated life of the customer, three years. The total amount of deferred revenue was $4,758 as of December 31, 2001 and $6,648 as of September 16, 2002. The total amount of deferred cost of revenue was $4,604 as of December 31, 2001 and $4,653 as of September 16, 2002.

The Company recognizes revenue from equipment sales when title to the equipment passes to the customer. The Company defers the revenue on installed equipment until installation and testing are completed and accepted by the customer.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2000 and 2001 and for the period from January 1 to September 16, 2002 were $870, $934 and $1,286, respectively, and are included in selling, general and administrative expenses.

Income Taxes

The Company computes and records income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes."

Investment Incentive Deductions

Up to the end of the fiscal year ended December 31, 2001 Russian legislation allowed for certain additional tax deduction related to new asset investments. These deductions were accounted for in the accompanying statements of income for the years ended December 31, 2000 and 2001 as a reduction to current income taxes in the year in which they arose. The new asset related investment deductions were abolished effective in the fiscal years starting after December 31, 2001.

Government Pension Funds

The Company contributes to the Russian Federation state pension fund, social fund, medical insurance fund, unemployment fund and transport fund on behalf of all its Russian employees. Contributions were 38.8% from base payroll for 2000 and were ranging from 35.6% to 5% regressive to the respective individual employee's base payroll in 2001 and from 35.6% to 2% regressive to the respective individual employee's base payroll for the period from January 1 to September 16, 2002.

Fair Value of Financial Instruments

The fair value of financial instruments included in current assets and liabilities approximates the carrying value.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from non-owner sources. For the years ended December 31, 2000 and 2001 and for the period from January 1 to September 16, 2002, comprehensive income for the Company is equal to net income.

EDN SOVINTEL LLC
Notes to Financial Statements (CONTINUED)
--------------------------------------------------------------------------------

Business Segments

Effective January 1, 1998, the Company adopted the SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management believes the Company's operations comprise only one segment and as such adoption of SFAS No. 131 did not impact the disclosures made in the Company's financial statements.

Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended in June 1999. The Company adopted the new statement effective January 1, 2001. The statement requires the Company to recognize all derivatives on the balance sheet at fair value. The adoption of this new statement did not have an effect on the Company's results of operations or financial position.

Goodwill and Intangible Assets

In July 2001, the FASB issued SFAS's No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortized over their useful lives. The Company adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The adoption of the new statements had no effect on the Company's results of operations or financial position.

Asset Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. The adoption of SFAS No. 143 will not have an impact on the Company's consolidated financial position or results of operations.

Long-Lived Assets

Long-lived assets to be held and used by the Company are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. During the years ended December 31, 2000 and 2001 and the eight and a half months ended September 16, 2002, no impairment expense was recognized.


In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment of disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations -

EDN SOVINTEL LLC
Notes to Financial Statements (CONTINUED)
--------------------------------------------------------------------------------

Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). This statement also amends Accounting Research Bulletin No. 41, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of the statement became effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted this new standard on January 1, 2002. The adoption of the new standard had no effect on the Company's results of operation or financial position.

Rescission and amendments of certain FASB statements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-lease-back transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement became effective for financial statements issued on or after May 15, 2002. The Company adopted this new standard from May 15, 2002. The adoption of the pronouncement did not have an effect on the Company's results of operations or financial position.

Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring," which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on the Company's results of operations, financial position or cash flow.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated into the financial statements of their primary beneficiaries if the variable interest entities do not effectively disperse risks among the parties involved. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN No. 46 becomes effective, the enterprise must disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years, with a cumulative-effect adjustment as of the beginning of the first year restated. The adoption of the provisions of FIN No. 46 will not have an impact on the Company's financial statements.

EDN SOVINTEL LLC
Notes to Financial Statements (CONTINUED)
--------------------------------------------------------------------------------

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2001:

Network equipment                                                     $ 81,686
Other property and equipment                                            10,019
-------------------------------------------------------------------------------
                                                                        91,705
Accumulated depreciation                                              (40,003)
Construction-in-progress                                                 8,423
-------------------------------------------------------------------------------
Net book value                                                        $ 60,125
===============================================================================


NOTE 5. INCOME TAXES

The Russian Federation was the only tax jurisdiction in which the Company's income was taxed. The income tax expense reported in the accompanying statements of income, for the years ended December 31, 2000 and 2001 and for the period January 1 to September 16, 2002, represents the provision for current and deferred taxes.

Significant components of the provision for income taxes for the years ended December 31, 2000 and 2001 and for the period ended January 1 to September 16, 2002 are as follows:


                                                          2000             2001            2002
---------------------------------------------------------------------------------------------------
Current tax expense                                       $ 7,277          $ 6,315         $ 8,840
Deferred tax expense (benefit)                                  -            1,175         (2,193)
---------------------------------------------------------------------------------------------------
Provision for income taxes                                $ 7,277          $ 7,490         $ 6,647
===================================================================================================


A reconciliation between the statutory rate and the effective income tax rate is as follows for the years ended December 31 2000 and 2001 and for the period January 1 to September 16, 2002:

                                                             2000             2001            2002
Income tax expense at statutory tax rate of 30%           $ 5,238         $ 10,395         $ 6,183
from April 1, 1999 through December 31, 2000,
35% in 2001, and 24% from January 1 through
September 16, 2002
Tax effect of permanent differences:
   Effect of change in tax rate                             (431)              304               -
   Investment incentive deductions                        (1,814)          (4,563)               -
   Depreciation differences due to revaluation
    of fixed assets                                         1,074            1,010             708
   Taxes on local currency exchange gains                       -              596             358
   Other permanent differences                                334              928             576
Increase (decrease) in the valuation allowance for          2,876          (1,180)         (1,178)
   deferred tax assets
---------------------------------------------------------------------------------------------------
Income tax expense reported in the
 financial statements                                     $ 7,277          $ 7,490         $ 6,647
===================================================================================================

The deferred tax balances are calculated by applying the statutory tax rates in effect at the respective balance sheet dates to the temporary differences between the tax basis of assets and liabilities and the amount reported in the accompanying financial statements, and consist of the following at December 31,2001:

EDN SOVINTEL LLC
Notes to Financial Statements (CONTINUED)
--------------------------------------------------------------------------------

Deferred tax assets (liabilities):
   Deferred revenue                                                    $ 1,400
   Depreciation                                                            785
   Inventory write-downs and allowances                                     96
   Accrual of expenses                                                     717
   Reserve for bad debt                                                  1,033
-------------------------------------------------------------------------------
Gross tax assets                                                       $ 4,031
===============================================================================

   Accrual of revenue                                                  (2,158)
   Deferred cost of revenue                                            (1,210)
-------------------------------------------------------------------------------
Gross tax liabilities                                                $ (3,368)
===============================================================================

Net deferred tax assets                                                 $  663
===============================================================================

Valuation allowance for deferred tax assets                            (2,524)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Net deferred tax liabilities                                          $(1,861)
===============================================================================

For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate of the deferred tax assets that are less likely than not to be realized.

The Company paid Russian profits tax of $7,231, $4,572 for 2000 and 2001 and $9,657 in for the period from January 1 to September 16, 2002, respectively.


NOTE 6. MEMBERS' EQUITY

The Company's capital structure as specified in the charter document is as follows as of December 31:

Registered capital in Russian rubles                                       2001
   Rostelecom                                                               600
   Golden Telecom, Inc                                                      600
--------------------------------------------------------------------------------
                                                                          1,200
Historical value of the Company's capital in US dollars                 $ 2,000
================================================================================

As a Russian limited liability company, the Company has no capital rather, it has only contributed and registered capital in accordance with its charter. As such, no earnings per share data are presented in these financial statements.

Retained earnings available for distribution at December 31, 2001 amounted to 948 million rubles or approximately $31,453 at applicable year-end exchange rate.

NOTE 7. RELATED PARTY TRANSACTIONS

Transactions and balances with Rostelecom (one of the Company's members prior to September 17, 2002) and its affiliates were as follows, as of and for the years ended December 31, 2000 and 2001 and for the period from January 1 to September 16, 2002:

EDN SOVINTEL LLC
Notes to Financial Statements (CONTINUED)
--------------------------------------------------------------------------------

                                                                2000               2001            2002
                                                 -------------------- ------------------ ---------------
Sales                                                          $ 719              $ 854           $ 155
Telecommunication lease and traffic costs                      9,470             11,723           7,056
Amounts due to member and affiliates                           1,581              1,552           1,085


Transactions and balances with GTI and its affiliates were as follows, as of and for the years ended December 31, 2000 and 2001 and the eight and a half months ended September 16, 2002:

                                                              2000               2001            2002
                                                 ------------------- ------------------ ---------------
Sales                                                       $ 5,347            $ 6,489         $ 4,496
Telecommunication services                                    8,456              8,902           7,387
Management service fees and reimbursements
of expenses of expatriate staff                                 468                468             452
Amounts due from affiliates                                     507              1,912           2,403
Amounts due to member and affiliates                            536              1,496           1,188
Short-term loan due from affiliate                                -                  -           9,970

The Company held a portion of cash and cash equivalents in Alfa Bank, which is a major shareholder of GTI. The related amount of cash and cash equivalents held at Alfa Bank at December 31, 2001 was $6,460.

In July 2002, the Company entered into a short-term loan agreement with TeleRoss LLC ("TeleRoss"), a wholly owned subsidiary of GTI. Under this agreement the Company provided TeleRoss with a working capital loan in the amount of 315.5 million rubles (equal to approximately $9,970, at applicable exchange rate at September 16, 2002) to be repaid by March 31, 2003. The Company and TeleRoss have the right to prolong the term of the loan for one month and the number of such prolongations is not limited. The loan bears an interest rate of 21% per annum calculated based on the ruble denominated loan principle. The interest is payable monthly starting October 2002. The Company included the respective accrued interest income of $70 in the accompanying statement of income for the period from January 1 to September 16, 2002.

NOTE 8. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash deposits and trade accounts receivable. The Company deposits the majority of its available cash with two foreign-owned financial institutions in Russia and maintains certain balances with several Russian financial institutions. The Company's sales and accounts receivable are made to and due from a variety of international and Russian business customers within Russia. As of December 31, 2001, one customer accounted for 10% of revenues and 6% of accounts receivable and that same customer accounted for 8% of revenue and 9% of accounts receivable September 16, 2002. The Company has no other significant concentrations of credit risk except for transactions with related parties as discussed in Note 7.

NOTE 9. COMMITMENTS

The Company has several cancelable operating leases for office and warehouse space and telecommunications lines with terms ranging from one to five years.

EDN SOVINTEL LLC
Notes to Financial Statements (CONTINUED)
--------------------------------------------------------------------------------

Total rent expense for 2000, 2001 and the period from January 1 to September 16, 2002 was $3,958, $2,860 and $2,549, respectively.

NOTE 10. CONTINGENCIES

The tax, legal and banking regulatory system continues to evolve in the Russian Federation as the Russian government manages the transformation from a command to a market-oriented economy. There were many new tax and foreign currency laws and related regulations introduced during 2001, 2002 and previous years which were not always clearly written and were, at times, conflicting. In addition, their interpretation is subject to the opinions of a variety of local, regional and federal tax inspectors, the Central Bank of Russia officials and the Ministry of Finance. Instances of inconsistent opinions among and between these authorities are not unusual.

The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax and legal systems, the ultimate taxes as well as penalties and interest, if any, assessed may be in excess of the amounts paid to date and accrued as of September 16, 2002. Management believes, based upon its best estimates, that the Company has paid or accrued all taxes that are applicable for the current and prior years, and complied with all essential provisions of laws and regulations of the Russian Federation. In management's opinion, the ultimate determination of the Company's overall tax liability and potential loss contingencies, to the extent not previously provided for, will not have a material effect on the financial position of the Company.

The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations, which significantly impact the Russian economy. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's current activity and its overall ability to continue operations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

In the ordinary course of business, the Company may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Company operates. In the opinion of the management, the Company's liability, if any, in all pending litigation, other legal proceeding or other matter other than what is discussed above, will not have a material effect upon the financial condition, results of operations or liquidity of the Company.