Form 20-F
period 2003-12-31
OPEN JOINT STOCK CO LONG DISTANCE & INTERNAT COMM ROSTELECOM
filed 2004-06-30
CIK 1054487

Filed with the Securities and Exchange Commission on June 30, 2004

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2003

                         Commission file number 1-14748
                                   ----------
                            OPEN JOINT STOCK COMPANY
                         LONG-DISTANCE AND INTERNATIONAL
                               TELECOMMUNICATIONS
                                  "ROSTELECOM"
             (Exact name of Registrant as specified in its Charter)
                                   ----------
                             THE RUSSIAN FEDERATION
                 (Jurisdiction of incorporation or organization)
                                   ----------
                         14, 1st TVERSKAYA-YAMSKAYA ST.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)
                                   ----------
 Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each class of securities                    Name of each exchange on which registered

Ordinary shares, nominal value 0.0025 rubles per                 The New York Stock Exchange
share, represented by American Depositary Shares, each of
which represents 6 (six) ordinary shares of Rostelecom

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                             Yes |X|         No [ ]

      Indicate by check mark which financial statement item the registrant has elected to follow.
                        Item 17 [ ]           Item 18 |X|

                                TABLE OF CONTENTS


                                                                            Page

Item 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.........5
Item 2.        OFFER STATISTICS AND EXPECTED TIMETABLE.......................5
Item 3.        KEY INFORMATION...............................................5
               3.A.  Selected Financial Data.................................5
               3.B.  Capitalization and Indebtedness.........................10
               3.C.  Reasons for Offer and Use of Proceeds...................10
               3.D.  Risk Factors............................................10
Item 4.        INFORMATION ON THE COMPANY....................................29
               4.A.  History and Development of the Company..................29
               4.B.  Business Overview.......................................38
               4.C.  Organizational Structure................................64
               4.D.  Property, Plant and Equipment...........................67
Item 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................68
               5.A.  Operating Results ......................................68
               5.B.  Liquidity and Capital Resources ........................89
               5.C.  Research and Development, Patents and Licenses, etc. ...95
               5.D.  Trend Information ......................................97
               5.E.  Off-balance Sheet Arrangements .........................98
               5.F.  Tabular Disclosure of Contractual Obligations ..........99
Item 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................99
               6.A.  Directors and Senior Management ........................99
               6.B.  Compensation ...........................................107
               6.C.  Board Practices ........................................109
               6.D.  Employees ..............................................113
               6.E.  Share Ownership.........................................115
Item 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............115
               7.A.  Major Shareholders .....................................115
               7.B.  Related Party Transactions .............................116
               7.C.  Interests of Experts and Counsel........................119
Item 8.        FINANCIAL INFORMATION.........................................119
               8.A.  Consolidated Statements and Other Financial Information.119
               8.B.  Significant Changes ....................................121
Item 9.        THE OFFER AND LISTING.........................................122
               9.A.  Listing Details ........................................124
               9.B.  Plan of Distribution ...................................124
               9.C.  Markets ................................................124
               9.D.  Selling Shareholders ...................................124
               9.E.  Dilution ...............................................124
               9.F.  Expenses of the Issue...................................124
Item 10.       ADDITIONAL INFORMATION........................................124
               10.A.  Share Capital .........................................124
               10.B.  Memorandum and Articles of Association ................124
               10.C.  Material Contracts ....................................129
               10.D.  Exchange Controls .....................................134
               10.E.  Taxation ..............................................137
               10.F.  Dividends and Paying Agents ...........................143
               10.G.  Statement by Experts ..................................143
               10.H.  Documents on Display ..................................143
               10.I.  Subsidiary Information.................................143
Item 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....143
Item 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........144

Item 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............144
               13.A.  Defaults...............................................144
               13.B.  Dividend Arrearages and Delinguencies..................145
Item 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
               AND USE OF PROCEEDS...........................................145
Item 15.       CONTROLS AND PROCEDURES.......................................145
Item 16.A.     AUDIT COMMITTEE FINANCIAL EXPERT .............................145
Item 16.B.     CODE OF ETHICS ...............................................146
Item 16.C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES .......................146
Item 16.D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES ...147
Item 16.E.     PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND
               AFFILIATED PURCHASERS.........................................147
Item 17.       FINANCIAL STATEMENTS..........................................147
Item 18.       FINANCIAL STATEMENTS..........................................147
Item 19.       EXHIBITS......................................................148

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

     o the Company's expectations as to the regulation of the Russian telecommunications industry in light of future liberalization; and

     o    other statements regarding matters that are not historical facts.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

     - risks relating to changes in political, economic and social conditions in Russia and global economic conditions;

     - risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

     - risks relating to the Company, including the achievement of the anticipated levels of profitability and growth; the timely development of demand for and market acceptance of its services, competitive pressure and the ability of the Company to remain competitive in a liberalized telecommunications market; and

     -    other risks and uncertainties.

Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

                                     PART I


Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom is incorporated as an open joint stock corporation organized under the laws of the Russian Federation. As used in this annual report (the "Annual Report"), "Rostelecom" or "the Company" refers to Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom.

Any reference in this Annual Report to "the Group" as used for the period after December 1, 2003 refers to the Company and its current consolidated subsidiaries OJSC RTComm.RU ("RTComm.RU") and CJSC Westelcom ("Westelcom"). Any reference to "the Group" as used for any period up to and including December 1, 2003 refers to the Company and its consolidated subsidiaries as of December 1, 2003: (i) OJSC RTC-Leasing ("RTC-Leasing"); (ii) Rostelecomleasing (Cyprus) Limited ("RTCL (Cyprus)"); (iii) Rostelecomleasing, S.A., Switzerland ("RTCL, S.A."); (iv) RTDC Holdings, Inc. USA ("RTDC"); (v) CJSC Russian Industrial Bank ("RIB"); (vi) CJSC AKOS ("AKOS"); (vii) LLC Spetzautoleasing ("Spetzautoleasing"); (viii) RTComm.RU; and (ix) Westelcom. For more information see Item 4.A. "History and Development of the Company" and Item 10.C. "Material Contracts" and the consolidated financial statements of Rostelecom as of December 31, 2003 and 2002, and for the three years ended December 31, 2003, 2002 and 2001 (the "consolidated financial statements") included elsewhere in this Annual Report.

Rostelecom publishes its consolidated financial statements in Russian rubles. In this Annual Report, (i) references to "RUR", "Rbl", and "rubles" are to Russian rubles; (ii) references to "U.S.$", "$" and "U.S. dollars" are to United States dollars; (iii) references to "JPY" are to Japanese yen; and (iv) references to "EUR" and "euro" are to the common currency of the European Economic and Monetary Union. As of December 31, 2002, 2001, 2000 and 1999 all RUR figures, unless otherwise indicated, have been restated in terms of the ruble purchasing power current as of December 31, 2002.

For convenience only (except where noted otherwise), certain RUR figures have been converted into U.S. dollars at the rate of RUR 29.45 = $1.00, converted at the exchange rate published by the Central Bank of the Russian Federation (the "Central Bank") effective on December 31, 2003. These conversions should not be construed as a representation that the RUR amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The ruble is not a convertible currency outside the territory of the Russian Federation. For more information, see Item 10.D. "Exchange Controls."

3.A. Selected Financial Data

The  selected  financial  data as of and for the years ended  December 31, 2003,
2002 and 2001 presented below have been derived from, and are qualified by reference to, the consolidated financial statements, including the notes thereto, of Rostelecom and its subsidiaries included elsewhere in this Annual Report. Selected financial data as of and for the years ended December 31, 2000 and 1999 have been derived from Rostelecom's previously published consolidated financial statements not included in this Annual Report. The Group's consolidated financial statements have been prepared in accordance with
International Financial Reporting Standards ("IFRS"). The information below should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the consolidated financial statements and notes included elsewhere in this Annual Report.

Prior to January 1, 2003, the Russian economy was hyperinflationary. In accordance with International Accounting Standard ("IAS") 29, the financial information as of December 31, 2002, 2001, 2000 and 1999 has been restated in terms of the ruble purchasing power current as of December 31, 2002 to take into account the effect of inflation. See Item 5.A. "Operating Results" for inflation indices and Note 4 to the consolidated financial statements for information on the methodology of such restatements. Effective January 1, 2003, according to the International Task Force of the American Institute of Certified Public

Accountants, the Russian economy ceased to be hyperinflationary and accordingly no adjustments have been made for the year ended December 31, 2003. The inflation-adjusted carrying amounts of the Group's assets, liabilities and equity items as of December 31, 2002 were assumed to be the carrying amounts of the respective Group's assets, liabilities and equity items as of January 1, 2003 for the purposes of the Company's consolidated financial statements.

IFRS differs in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a discussion of the principal differences between IFRS and U.S. GAAP inasmuch as they relate to Rostelecom, see Note 35 to the consolidated financial statements included elsewhere in this Annual Report together with such financial statements, including the notes thereto. In addition, the valuation of certain property, plant and equipment described in Note 6 to the consolidated financial statements represents a departure from U.S. GAAP that has not been quantified in the reconciliation to U.S. GAAP or reflected in the U.S. GAAP amounts shown below because, prior to January 1, 1994, the Company's predecessor did not maintain sufficiently detailed historical cost records to enable the original historical costs of the assets now employed by the Company to be determined with sufficient accuracy.

In March 2004, the International Accounting Standards Board (the "IASB") issued International Financial Reporting Standard ("IFRS") No. 5, "Non-current Assets Held for Sale and Discontinued Operations". IFRS No. 5 sets out requirements for the classification, measurement and presentation of non-current assets and disposal groups classified as held for sale and discontinued operations.

IFRS No. 5 requires assets or disposal groups that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet. In addition, IFRS No. 5 replaces IAS No. 35, "Discontinuing Operations", with a requirement that operations forming a major line of business or area of geographical operations are required to be classified as discontinued when the assets in the operations are classified as held for sale or when the entity has disposed of the operation. IFRS No. 5 specifies that the results of discontinued operations are to be shown separately on the face of the income statement and requires an entity to re-represent respective amounts for prior periods presented in the financial statements so that this presentation relates to all operations that have been classified as discontinued by the latest balance sheet date. IFRS No. 5 also requires certain disclosures in respect to assets and disposal groups classified as held for sale and discontinued operations.

Entities are required to apply the requirements of IFRS No. 5 for annual periods beginning on or after January 1, 2005, with earlier application encouraged. The Group has adopted the provisions of IFRS No. 5 early and applied them to the financial statements for the year ended December 31, 2003. In connection with the early adoption of provisions of IFRS No. 5, the Group has adopted certain amendments to IAS and IFRS, which are directly affected by the new requirements, early.

The following selected financial data as of and for the year ended December 31, 2003 are presented in millions of rubles, except per share amounts and revenue per employee which are expressed in rubles. The selected financial data as of and for the years ended December 31, 2002, 2001, 2000 and 1999 are presented in million of rubles, restated in terms of the ruble purchasing power current as of December 31, 2002.


                 STATEMENT OF OPERATIONS FOR THE YEARS 1999-2003

                                                                 As of or for the Years Ended December 31
                                                      ----------------------------------------------------------------
                                                         2003         2002         2001         2000         1999
                                                      ------------ ------------ ------------ ------------ ------------
Revenue from local operators
Telephone - international                                   5,171       5,025         5,364        4,086        3,817
Telephone - national                                        9,292       5,895         5,016        4,673        4,741
Other income from local operators                           1,952       1,838         1,760        1,726        1,486
Total revenue from local operators                         16,415      12,758        12,140       10,485       10,044
Revenue from subscribers
Telephone - international                                   3,027        3,462        4,951        6,318        7,443
Telephone -  national                                       3,678        3,513        3,697        4,040        3,835
Internet access                                             1,060          849            -            -            -

                                                                 As of or for the Years Ended December 31
                                                      ----------------------------------------------------------------
                                                         2003         2002         2001         2000         1999
                                                      ------------ ------------ ------------ ------------ ------------
Rent of telecommunication channels to subscribers             853          712          639        1,230        1,064
Television and radio transmission                             584          546          558          541          340
Cellular services                                             117           89            -            -            -
Total revenue from subscribers                              9,319        9,171        9,845       12,129       12,682
Revenue from foreign operators
Telephone                                                   3,871        4,250        6,018        8,128       11,434
Telex, telegraph and other                                    431          622          571          830        1,144
Rent of telecommunications channels                           181          228          263          902        1,243
Total revenue from foreign operators                        4,483        5,100        6,852        9,860       13,821
Other revenue                                               1,673          860        1,236        1,192          484
Total Revenue                                              31,890       27,889       30,073       33,666       37,031
Wages, salaries, other benefits and payroll taxes           3,946        3,476        3,574        4,192        3,326
Depreciation                                                8,252        9,089        7,977        7,627        6,613
Charges by network operators - international                5,913        5,779        7,438        9,145       11,762
Charges by network operators - national                     4,780        1,707        2,190        2,274        2,398
Other operating expenses                                    6,640        5,904        5,957        6,992        6,993
Total operating expenses                                   29,531       25,955       27,136       30,230       31,092
Operating profit                                            2,359        1,934        2,937        3,436        5,939
Gain/(loss) from associates (before tax)                      207          314         (34)          634          383
Net interest and other non-operating income/loss,           1,516        1,547        2,499        1,175         (326)
including monetary gain
Income before tax and minority interest                     4,082        3,795        5,402        5,245        5,996
Income tax (expense) /benefit                                (373)        (948)        1,470      (4,318)          80
Income /(loss) after taxation                               3,709        2,847        6,872          927        6,076
Minority interest                                            (70)           82            -            -            -
Net income from continuing operations                       3,639        2,929        6,872          927        6,076
Net loss from discontinued operations, net of tax,
including write-down of property, plant and equipment*     (3,109)      (2,251)      (2,265)      (3,387)      (1,542)
Net income /(loss)                                            530          678        4,607       (2,460)       4,534
Earnings /(loss) per Share (rubles) - basic and              0.30         0.61         6.15        (3.85)        5.81
diluted  (1)
Earnings /(loss) per Share (rubles) - continuing             4.57         3.70         9.26         0.95         8.01
operations
Loss per Share (rubles) - discontinued operations           (4.27)       (3.09)       (3.11)       (4.80)       (2.20)
Earnings /(loss) per ADS (rubles) - basic and                1.80         3.66        36.90       (23.10)       34.86
diluted (2)
Earnings /(loss) per ADS (rubles) - continuing              27.42        22.20        55.56         5.70        48.06
operations
Loss per ADS (rubles) - discontinued operations            (25.62)      (18.54)       (18.66)     (28.80)       (13.20)
Per share dividend on Preferred Share (rubles) (3)           1.27         0.96         0.52         1.11            -
Per share dividend on Ordinary Share (rubles) (3)            0.54         0.22         0.20         0.22            -
Amounts in accordance with U.S. GAAP
Total revenues                                             31,890       27,889       30,073       33,666       37,031

                                                                 As of or for the Years Ended December 31
                                                      ----------------------------------------------------------------
                                                         2003         2002         2001         2000         1999
                                                      ------------ ------------ ------------ ------------ ------------
Total operating expenses                                   30,365       26,580       27,710       30,257       31,648
Operating profit                                            1,525        1,309        2,363        3,409        5,383
Net income from continuing operations                       3,046        2,346        6,723          243        5,353
Net loss from discontinued operations                      (3,035)      (2,273)      (2,265)      (3,387)       (1,542)
Net income /(loss)                                            11           73         4,458       (3,144)       3,811
Earnings /(loss) per Share (rubles) - basic and             (0.41)       (0.22)        5.95        (4.85)        4.23
diluted (1)
Earnings /(loss) per Share (rubles) - continuing             3.75         2.90         9.06        (0.05)        6.43
operations
Loss per Share (rubles) - discontinued operations           (4.16)       (3.12)       (3.11)       (4.80)       (2.20)
Earnings /(loss) per ADS (rubles) - basic and               (2.46)       (1.32)       35.70       (29.10)       25.38
diluted (2)
Earnings /(loss) per ADS (rubles) - continuing              22.50        17.40        54.36        (0.30)       38.58
operations
Loss per ADS (rubles) - discontinued operations            (24.96)      (18.72)      (18.66)      (28.80)      (13.20)
Per ADS dividend on Ordinary Share (2) (U.S.$) (4)           0.11         0.04         0.04         0.04            -
BALANCE SHEET DATA
Amounts in accordance with IFRS
Non-current assets                                         52,135       62,359       64,592       71,659       73,068
Current assets                                             14,123       16,865       14,657       12,429       15,660
Total assets                                               66,258       79,224       79,249       84,088       88,728
Total shareholders' equity and minority interest           49,048       51,858       50,683       45,944       47,629
Current liabilities                                         7,496       14,484       15,847       16,685       19,042
Non-current liabilities                                     2,007        2,579        1,470        6,181        9,424
Deferred tax liability                                      7,707       10,303       11,249       15,278       12,633
Total shareholders' equity, minority interest and          66,258       79,224       79,249       84,088       88,728
liabilities
BALANCE SHEET DATA
Amounts in accordance with U.S. GAAP
Total assets                                               71,603       84,113       85,865       91,260       96,556
Long-term liabilities                                      10,229       13,500       13,475       22,687       23,264
Total shareholders' equity and minority interest           53,878       57,159       56,595       51,954       54,243
STATEMENT OF CASH FLOWS
Net cash provided by operating activities                   2,075        5,713       6,963        6,945         9,578
Net cash used in investing activities                      (6,640)      (3,501)      (2,768)      (3,748)      (5,585)
Net cash provided by /(used in) financing activities        3,486        (411)      (3,255)      (4,257)      (4,254)
Effect of exchange rate changes and inflation on              (34)         36           36        (149)        (376)
cash and cash equivalents
Net (decrease) /increase in cash and cash                  (1,113)       1,837          976      (1,209)        (637)
equivalents
SELECTED INDUSTRY STATISTICAL DATA
International telephone minutes (million)
Incoming                                                    1,207          973          869          897          929
Outgoing                                                    1,323        1,235        1,082          944          928
     Local operators                                          985          892          683          522          483
     Subscribers                                              338          343          399          422          445

                                                                 As of or for the Years Ended December 31
                                                      ----------------------------------------------------------------
                                                         2003         2002         2001         2000         1999
                                                      ------------ ------------ ------------ ------------ ------------
Domestic long-distance minutes (million)
     Local operators                                        6,914        5,925        5,020        3,905        3,035
     Subscribers                                            1,306        1,211        1,159        1,055          880
Average number of employees                                26,742       31,729       35,410       36,595       37,038
Revenue per employee (rubles)                           1,192,506      878,975      849,280      931,411    1,018,090

     (*) Net loss from discontinued operations, net of tax includes write-down of property, plant and equipment of RUR 419 million for the year 2003.
     (1)  Please refer to Note 15 to the consolidated financial statements.
     (2) Each American Depositary Share ("ADS") represents six ordinary shares ("Ordinary Shares").
     (3) Per share data for the years ended December 31, 2002, 2001, 2000 and 1999 has been restated in terms of the ruble purchasing power as of December 31, 2002 in accordance with IAS 29.
          The number of outstanding Ordinary Shares is 728,696,320.
          The number of outstanding class A preferred shares ("Preferred Shares") is 242,831,469.
     (4) U.S. dollar per ADS amounts are computed using the exchange rate as of December 31, 2003.


Effective August 1, 2003, the Anti-Monopoly Ministry abolished the use of the Integral Settlement Rate ("ISR") for settlements between Rostelecom and regional operators of the Svyazinvest Group and replaced ISR with the new settlements system, under which Rostelecom began to bill other operators originating domestic long-distance ("DLD") calls using the Linear Settlement Rate established by the Anti-Monopoly Ministry and to pay to other operators terminating the calls the termination fee calculated using the Termination
Settlement Rate also established by the Anti-Monopoly Ministry. Before this change, Rostelecom made no payments for termination and was recognizing revenue for processing of traffic originating in networks of other operators on the basis of ISR.

The pro-forma information calculated on the basis of the new settlement system as if it was applied effective January 1, 1999 is presented below (in million
RUR).

                                    2003            2002           2001           2000            1999
                               -------------- --------------- -------------- -------------- ---------------
Revenue from local operators       12,396          11,159          8,239          5,692          5,767
Charges by network operators       (7,623)        (6,985)         (5,497)        (2,766)        (2,825)

Exchange Rates

Since 1991, the Russian ruble has experienced a substantial devaluation. The tables below set forth, for the periods and dates indicated, high, low, average, and period-end rates of the Central Bank for the purchase of U.S. dollars, expressed in Russian rubles per one U.S. dollar. No representation is made that the Russian ruble or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Russian rubles, as the case may be, at any particular rate. The Russian ruble is not a convertible currency outside the territory of the Russian Federation and is subject to significant restrictions on trading within the territory of Russia. See also Item 10.D. "Exchange Controls".

         Year ended          High               Low            Average(1)         Period-end
         December 31
----------------------- ----------------- ------------------ ----------------- -----------------
            1999             27.00             20.65              24.61              27.00
            2000             28.87             26.90              28.13              28.16
            2001             30.30             28.16              29.15              30.14
            2002             31.86             30.14              31.39              31.78
            2003             31.88             29.25              30.61              29.45

     (1)  Average of month-end rates

The following table sets forth, for the period of December 1, 2003 to June 30, 2004, the monthly high, low and average period-end rates of the Central Bank for the purchase of U.S. dollars. The Central Bank rate for the purchase of U.S. dollars as of June 30, 2004 was U.S.$1 = RUR 29.03.

      Year 2003 - 2004        High               Low              Average          Period-end
------------------------------------------ ------------------ ----------------- ------------------ ------------------
December 2003                 29.70             29.25              29.43              29.45
January 2004                  29.45             28.49              28.84              28.49
February 2004                 28.62             28.49              28.51              28.52
March 2004                    28.67             28.49              28.53              28.49
April 2004                    29.00             28.50              28.69              28.88
May 2004                      29.08             28.87              28.99              28.99
June 2004 (through to         29.09             29.00              29.03              29.03
        June 30, 2004)


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

In general, issuers with substantial operations in Russia encounter a higher degree of risk than issuers with substantial operations in the United States or similar jurisdictions. The Company and the Group's business, financial condition or results of operations could be materially adversely affected by such factors, and the trading price of its shares and ADSs could decline because of such factors, resulting in the loss of part or all of the value of its securities.


Risks Relating to the Russian Federation

Political and Social Risks

Political and social changes and uncertainty in Russia may adversely affect the Group

Throughout the past decade, Russia has been undergoing a substantial political transformation from a centrally controlled command economy under Communist rule to a pluralist market-oriented democracy. Many changes were undertaken during these years but there is still no assurance that the political and economic reforms necessary to complete such a transformation will continue to be or will be successful. In its current relatively unstable stage, the Russian political system is vulnerable to the population's dissatisfaction with reforms, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on the Group.

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

The Russian Government has been highly unstable, having experienced numerous changes of prime minister since March 1998, as well as the unexpected resignation of former President Boris N. Yeltsin on December 31, 1999 followed by the election of President Vladimir V. Putin on March 26, 2000. Mr. Putin was re-elected by a large margin on March 14, 2004. While President Putin has maintained governmental stability and implemented policies generally oriented towards the continuation of economic reforms, no assurance can be given that such conditions will continue over time.

The latest State Duma elections resulted in the defeat of the opposition parties (the Communist, the social-democratic Yabloko and pro-business Union of Right Forces Parties). The majority of the seats in the new State Duma were distributed between pro-presidential and nationalist parties (the United Russia, Liberal Democrats and Motherland Parties). Some experts believe that this allocation of the State Duma seats will result in a lack of strong opposition to the President and render impossible the blocking of any governmental initiatives by the State Duma.

The various government institutions and the relations between them, as well as the Russian Government's policies and the political leaders who formulate and implement them, are subject to rapid change. The value of investments in Russia, including the ADSs, could be reduced and the Group's prospects could be harmed if governmental instability recurs or if reform policies are reversed.


Recent changes in the structure of the Russian federal executive authorities may lead to uncertainty in the regulation of the Group's activities

As part of a broader administrative reform of the Russian federal executive authorities, the Russian Government has designated new regulatory authorities to oversee the Russian telecommunications and securities markets. In the area of telecommunications the Russian Government has abolished the role of the Ministry of Communications as sole direct regulator of the Russian telecommunications sector and has established two new supervisory bodies: the Federal Service for the Oversight of the Communications Sector and the Federal Agency of Communications, each under the oversight of the Ministry of Communications. In the event these supervisory bodies adopt new or more vigorous regulatory policies, the Company may face increased regulatory scrutiny and may be subject to increased administrative costs.

Pursuant to a decree dated March 1, 2004, the Russian Government abolished the former regulatory agency charged with regulating the Russian securities markets, the Federal Commission for the Securities Market ("FCSM"), and established the Federal Service for the Financial Markets ("FSFM"), having wider-ranging powers to regulate the Russian securities market than its predecessor, the FCSM. Any change in policy by the FSFM may lead to changes in the regulatory framework for the circulation of the Company's securities, including the shares underlying the ADSs, which may affect the rights of the ADS holders, including voting rights and rights to nominate candidates to the Board of Directors of the Company.


Conflict between federal and regional authorities and other conflicts could create an uncertain operating environment that would hinder the Group's long term-planning ability and could adversely affect the value of investments in Russia and consequently, the value of the Company's securities

Russia is a federation of republics, regions, areas, cities of federal importance, autonomous districts and one autonomous region. The delineation of authority among the constituent entities of the Russian Federation and federal governmental authorities is subject to change from time to time and is currently undergoing change in order to bring it in compliance with the law "On Principles and Procedure for Delineation of Responsibilities and Powers among Bodies of State Authority of the Russian Federation and Bodies of State Authority of Constituent Entities of the Russian Federation" of 1999. However, the lack of consensus between local and regional authorities and the federal governmental authorities often results in the enactment of conflicting legislation at various levels, and may result in political instability. This lack of consensus may have negative economic effects on the Group, which could have a material adverse effect on its business, financial condition, results of operation or ability to fulfill its financial obligations.

In addition, ethnic, religious, and other social divisions periodically give rise to tensions and, in certain cases, armed conflicts. In Chechnya, Russian armed forces have conducted anti-terrorist operations for a number of years, and Russian armed forces currently remain in Chechnya to maintain law and order. The escalation of violence in Russia may entail grave political consequences. In particular, the Federal Constitutional Law "On Emergency" of 2001 allows under certain circumstances the declaration of a state of emergency in the whole territory of the Russian Federation or in any part thereof. Any declaration of a state of emergency under this law could adversely impact the investment climate in Russia and thus could hinder the Company's operations and the expansion of its business.


Labor unrest in Russia may adversely affect the Group

The failure of many Russian companies to pay full salaries on a regular and timely basis, and the failure of salaries and benefits to keep pace with the increasing cost of living, could lead to labor and social unrest in the future. To avoid such extreme consequences, the Labor Code of the Russian Federation, which took effect on February 1, 2002, provides for a transition to a new system of labor remuneration, under which the minimum wage would not be less than the cost of living in a specific region. Nevertheless, the current uncertainties with respect to salary payments in Russia generally could have negative political, social and economic consequences, such as increased support for a renewal of a centralized authority and increased nationalism with restrictions on foreign investments in Russia, any of which could have a material adverse effect on the Group.


Organized crime and corruption may adversely affect the Group

Political and economic changes in Russia since the dissolution of the Soviet Union have resulted in a significant redistribution of power and authority. In particular, Russia continues to experience widespread organized criminal activity and corruption, which add to the uncertainties faced by the Group and may increase the Group's costs and subject it to threats of violence and extortion. In addition, growing political pressure on the government to deal with corruption and organized crime could precipitate extraordinary government measures that could increase the Group's costs and otherwise adversely affect its business, financial condition and results of operations.


Economic Risks

The Russian Government may not be able to implement its policies of economic reforms and stabilization

Simultaneously with the enactment of political reforms, the Russian Government has been attempting to implement policies of economic reform and stabilization. These policies have involved liberalizing price control, reducing defense expenditures and subsidies, privatizing state-owned enterprises, reforming the tax and bankruptcy systems, and introducing legal structures designed to facilitate private, market-based activities and foreign trade and investment.

Since the dissolution of the Soviet Union, the Russian economy has experienced declining industrial production, significant inflation, an unstable currency, rising unemployment, high government debt relative to gross domestic product, high levels of corporate insolvency with little recourse to restructuring or liquidation in bankruptcy proceedings, a weak banking system providing limited liquidity to Russian enterprises, widespread tax evasion, high levels of corruption and the penetration of organized crime into the economy, and the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to abrupt downturns. The events and aftermath of August 17, 1998 relating to the Russian Government's default on its short-term ruble-denominated treasury bills and other ruble-denominated securities, the abandonment by the Central Bank of the ruble currency band and efforts to maintain the ruble/U.S. dollar rate within it and the temporary moratorium on certain hard-currency payments to foreign counterparties, led to a severe devaluation of the ruble, a sharp increase in the rate of inflation, the significant deterioration of the country's banking system, significant defaults on hard currency obligations, a dramatic decline in the prices of Russian debt and equity securities, and an inability to raise funds in international capital markets.

Although since 1999, economic conditions in Russia have been gradually improving, the prospect still exists of widespread, mass unemployment and the collapse of certain sectors of the Russian economy. Economic development within the different regions of Russia is still very uneven, which results in maintaining the practice of subsidies to dependent regions at the expense of donor regions that are economically better off. Moreover, there is a lack of consensus as to the scope, content and pace of economic and political reform. It is still unclear what actions the Russian Government will take to reform major public institutions like the Russian armed forces and other government-funded organizations. No assurance can be given that reform policies will continue to be implemented and, if implemented, will be successful, that Russia will remain receptive to foreign trade and investment, or that the economy in Russia will improve. Any failure of the current policies of economic reform and stabilization could have a material adverse effect on the operations of the Group. In addition, the recoverability of the value of the Group's assets, including collection of debt and receivables, and the ability of the Group to pay its debts as they mature, depend on the effectiveness of the fiscal measures and other economic reforms, which have been or will be undertaken by the Russian Government.

The Group faces risks related to fluctuations in the Russian rate of inflation and ruble exchange rates

The ruble has experienced a significant depreciation relative to the U.S. dollar, particularly following the financial crisis of August 1998. Before August 1998, the Central Bank had maintained a policy of supporting the ruble within a certain band relative to the U.S. dollar. However, after the significant August 1998 devaluation of the ruble, this exchange rate policy was abolished by the Russian Government. The ability of the Russian Government and the Central Bank to reduce the volatility of the ruble will depend on many political and economic factors, including their ability to control inflation, the sufficiency of the currency reserves of the Russian Federation, and the global geopolitical situation.

The ruble is not convertible outside Russia. A market exists within Russia for the conversion of rubles into other currencies, however it is limited in size and is subject to rules limiting the purposes for which conversion may be effected. There can be no assurance that such a market will continue indefinitely. Currently, Russian foreign exchange regulations require that 25% of foreign currency revenues from export sales by Russian companies must be converted into rubles. The relative stability of the exchange rate of the ruble against the U.S. dollar since 1999 has mitigated risks associated with these compulsory conversion requirements, however no assurance can be made that such stability will continue. Moreover, the banking system in Russia is not as developed as its Western counterparts, and considerable delays may occur in the transfer of funds within, and the remittance of funds out of, Russia.

Significant currency proceeds resulting from high oil prices has exerted considerable downward pressure on the ruble / U.S. dollar rate in Russia. As a result the Central Bank purchased a great quantity of dollars from export operations throughout 2002 in order to limit the appreciation of the ruble. The growing ruble supply along with the absence of adequate financial instruments to absorb it has increased the risk of inflation. In January 2003, the Central Bank stopped ruble interventions, allowing the ruble to appreciate against the U.S. dollar by approximately 11% in 2003. In 2004, the Central Bank resumed a policy of currency stabilization, allowing the ruble to appreciate by 1.5% in the first six months of 2004. The uncertainty of the future currency policy of the Central Bank creates certain risks for the Group's activities.

In 2003, approximately 14% of the Group's revenues were denominated in currencies other than the Russian ruble and 20% of the Group's expenses were denominated in Russian rubles. Revenues generated in foreign currency represent income received from foreign operators, and foreign currency denominated expenses consist primarily of payments to foreign operators for international long-distance ("ILD") traffic termination and payments of interest on foreign currency loans. Accordingly, the relative movements of domestic inflation and ruble exchange rates might have a material adverse affect on the Group's business, financial conditions and results of operations. The restrictions on conversion of its ruble revenues into foreign currencies, or on the purchase of U.S. dollars or other foreign currencies, could also have a material adverse effect on Group's business, financial condition and results of operations.

To the extent that Rostelecom is not hedged against changes in exchange rates, it is exposed to foreign exchange gains and losses. Rostelecom is not engaged in any active hedging of the foreign exchange risk arising out of its operating activities. As a result, a devaluation of the ruble against the U.S. dollar may adversely affect Rostelecom's ability to repay its foreign-currency denominated indebtedness, and increase Rostelecom's expenses in ruble terms. The devaluation of the ruble may also result in losses in the value of certain ruble-denominated assets held by Rostelecom.


Fluctuations in the global economy may adversely affect Russia's economy and the Company's business

Russia's economy is vulnerable to market downturns and economic downturns elsewhere in the world. Financial problems, or an increase in the perceived risks associated with investing in emerging economies could reduce foreign investment in Russia and adversely affect the Russian economy. In addition, because Russia is a large oil exporter, the Russian economy is vulnerable to oil prices in the world market, and a decline in oil prices could negatively affect the Russian economy. These developments could limit the Company's access to capital and affect demand for the Company's services which in turn could have a material adverse effect on the Company's business, financial condition and results of operation.


The Group faces risks related to the deterioration of Russia's physical infrastructure

Russia's physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decades. Particularly affected are the power generation and transmission systems, the communications systems, and the building stock and rail and road networks. The Russian Government is actively realizing plans to reorganize the nation's electricity, rail and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds to the costs of doing business in Russia and can interrupt business operations, all of which could have a material adverse effect on the Group's business, financial conditions and results of operations.


Any disruption to Russia's receipt of funding from international organizations or Russia's ability to access the international capital markets may adversely affect economic development of the Group

Russia has received substantial financial assistance in the past from several foreign governments and international organizations, including the International Monetary Fund. No assurance can be given that further financial assistance will be provided to Russia. A refusal of or delay in such financing may have an adverse effect on the Russian economy that in turn may have a material adverse effect on the economic development of the Group.

Due to favorable conditions of the world oil market, Russia currently receives substantial revenues from the export of crude oil and currently does not require financing from international capital markets or from international lenders. However, possible adverse fluctuations in oil prices may negatively impact Russia's balance of payments and entail the necessity of raising external financing.

Notwithstanding the Russian Government's efforts to reduce Russia's external debt, the burden of its debt servicing is still considerable. As of January 1, 2004, Russia's national external debt amounted to approximately U.S.$ 118 billion.

Russia's significant external debt and its limited ability to attract financing from foreign governments and international lenders and the likely growth of inflation and ruble depreciation which may occur if the money supply is increased to ease budget strains, could have a material adverse effect on the Russian economy and, consequently, on the Group's business, financial condition and results of operations.


The Company may experience liquidity problems due to the size and structure of the Russian banking system

Russian companies often face liquidity problems due to, among other factors, a limited supply of domestic savings, limited foreign sources of funds, high taxes and limited lending by the banking sector to the industrial sector. A number of Russian companies cannot make timely payments for goods or services and owe large amounts of overdue federal and local taxes, as well as wages to employees. Some Russian companies have also resorted to paying their debts or accepting settlement of accounts receivable through barter arrangements or through the use of promissory notes.

These problems were aggravated by the 1995 Russian banking crisis and by the impact on the Russian banking system of the events of August 1998, which further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies.

Even though the banking sector and the liquidity of financial markets in Russia have significantly improved over the last years, the Russian banking system is still underdeveloped as compared to the world's leading economies, in terms of both size of assets and diversification of operations.

An intensification of liquidity problems or a deterioration of the Russian banking system could have a material adverse effect on the Company's business, financial condition and result of operations.


Lack of reliability of official data from the Russian Government and agencies may affect the plans of the Group and its strategy

Official statistics and other data published by Russian federal, regional and local governments, and federal agencies are substantially less complete or reliable than those of Western countries, and there can be no assurance that the official sources from which certain information set forth herein has been drawn are reliable or complete. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia herein must therefore be subject to uncertainty due to concerns about the completeness or reliability of available official and public information. In addition, the lack of reliable statistics relating to trends in the Russian economy may have a negative impact on the long-term plans of the Group.


The ongoing Government investigation of Yukos could have a negative effect on the Russian economy

Since June 2003, representatives of the Russian Government have been conducting investigations into Russia's largest oil company Yukos and its subsidiaries, which culminated in the filing of charges of tax evasion against Yukos and in the arrest on criminal charges of some of Yukos's key shareholders (including Yukos's ex-Chief Executive Officer, Mikhail Khodorkovsky). On April 20, 2004, S&P downgraded Yukos's long-term debt rating from BB- to CCC amid concern that a Russian court order preventing the sale of most Yukos's assets could potentially lead to the insolvency of Yukos or the effective nationalization of its assets. In June 2004, Yukos stated that it would not be able to pay the $3.4 billion of back taxes claimed by the tax authorities and that it could be forced to declare bankruptcy if required to do so. According to some commentators, these events have called into question the security of property and contractual rights and the independence of the judiciary in Russia, and raise concerns about the revision of Russian tax and mineral resources legislation, the re-examination of Russia's past privatisations and the re-distribution of the assets involved. There has been considerable volatility in the Russian stock market as a result of these events. Some experts have noted a negative impact of the Yukos affair on the size of investments in the Russian economy, especially in the oil sector, and forecast a decrease in Russia's gross domestic product ("GDP") growth in 2004. While the Company has no ongoing business relationships with Yukos or its principal shareholders, there can be assurance that any impact of the Yukos affair on the Russian economy will not have an adverse effect on the Company's business, financial condition and results of operation.


Legal Risks

Weaknesses in the Russian legal system could affect the Group's ability to enforce its rights or defend itself against claims or could affect enforcement by the ADS holders of their rights against the Company

The risks related to the Russian legal system include (i) the unproved nature of the independence of the judiciary and its immunity from economic, political or nationalistic influences; (ii) inconsistencies among laws, Presidential decrees, and Government and ministerial orders, directives, and resolutions; (iii) the lack of judicial or administrative guidance on interpreting applicable laws;
(iv) a high degree of discretion on the part of governmental authorities; (v) conflicting local, regional and federal laws and regulations; (vi) the lack of conformity among judges and courts in interpreting legal norms; and (vii) the unpredictability of enforcement of foreign judgments and foreign arbitral awards.

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

These uncertainties also extend to property rights. During Russia's transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. Some government entities have tried to re-nationalize privatized businesses. Expropriation or nationalization of any assets of the Group without equivalent compensation would have a material adverse effect on its activities.

Many Russian laws are structured in a way that provides for significant administrative discretion in their application and enforcement. Reliable texts of laws and regulations at the regional and local levels may not be available, and usually are not updated or catalogued. As a result, applicable law is often difficult to ascertain and apply, even after reasonable effort. In addition, the laws are subject to different and changing interpretations. As a result of these factors, even the best efforts to comply with applicable laws may not always result in full compliance.

Russian laws often provide general statements of principles rather than a specific guide to implementation and Government officials may have certain powers delegated to them allowing such Government officials to exercise broad authority to determine matters of significance. Such authority may be exercised in an unpredictable way and an effective appeal processes may not be available. In addition, breaches of Russian law, especially in the area of currency control, may involve severe penalties and consequences that could be considered as disproportionate to the violation committed. Judges and courts are generally inexperienced in the areas of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions and not all Russian legislation and court decisions are readily available to the public or organized in a manner to facilitate their understanding. Lastly, the Russian judicial system can be slow.

All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used to further political aims and court decisions are not always enforced by law-enforcement agencies. Although ongoing judicial reform, the Arbitrazh Procedure Code (which applies to commercial disputes) and the Civil Procedure Code generally take into account some practical approaches to resolve certain issues, they also give rise to new problems, in particular relating to the fact that the decisions of the Russian commercial courts and courts of common jurisdiction generally compete with the decisions of the Constitutional Court of the Russian Federation with respect to cases involving the invalidation of normative acts issued by governmental authorities. There is no guarantee that the proposed judicial reform aimed at balancing the rights of private parties and governmental authorities in courts and reducing grounds for re-litigation of decided cases will be implemented and succeed in building a reliable and independent judicial system.


The uncertainty of new Russian tax regulations complicates tax planning and may result in sanctions despite compliance efforts

Taxes payable by Russian companies include value added tax, corporate tax, unified social tax, turnover tax, property tax and other taxes. Until recently, the tax system of the Russian Federation was relatively inefficient, characterized by numerous, and often economically unjustified, taxes and many conflicting tax laws.

The new tax code (the "Tax Code") aims at improving the Russian tax system and reducing the tax burden. The first part of the Tax Code was enacted in 1999. Certain chapters of the second part of the Tax Code came into effect between 2001 and 2003. In particular, the Tax Code chapter on individual income tax providing for a flat income tax rate of 13% was made effective on January 1, 2001. On January 1, 2002, the Tax Code chapter on corporate income tax took effect, reducing the corporate income tax rate from 35% to 24%. On January 1, 2004, the new tax code chapter on corporate property tax took effect, changing the method of calculation and payment of corporate property tax. The reform of the Russian tax system is expected to be completed in 2004.

Tax reform in the Russian Federation is being implemented through continuing amendments of tax legislation. Frequently, these amendments are not well drafted and allow for varied interpretation. The uncertainty of new tax regulations and lack of practice in the application thereof may lead to conflicts between the views of the Group and tax authorities as to the application of such regulations, and cause sanctions to be imposed on the Group despite its best efforts to comply with the tax law.

In contrast to the U.S. tax system, Russian companies that are members of a group of companies do not consolidate their financial reports for taxation purposes. As a result, each company of the Group pays taxes independently and may not offset its profits and losses against profits and losses of another organization in the Group.

The uncertainty of new Russian securities and corporate regulations may result in sanctions despite compliance efforts

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Disclosure and reporting requirements, anti-fraud safeguards, insider trading restrictions and fiduciary duties are relatively new to Russia and are unfamiliar to many Russian companies and managers.

While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian companies in other areas result in delays in conducting securities offerings and in accessing capital markets. It is unclear whether certain regulations, decisions and letters issued by the various regulatory authorities, such as the FSFM, the Ministry of Finance, the Federal Anti-Monopoly Service and the former Anti-Monopoly Ministry of Russia (together the "FAS"), the Central Bank, and the Ministry of Economic Development and Trade apply to the Group and its Russian affiliates. Moreover, some of the Russian subsidiaries of the Group have occasionally not been in full compliance with applicable securities law reporting requirements, which may result in the imposition of fines on them.

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


Minority shareholders have some protection under Russian law, but they may be limited in their ability to pursue legal action against the Company's management

Although Russian law provides some protection of rights of minority shareholders, corporate governance standards for many Russian companies have proven to be inefficient. Minority shareholders in some Russian companies are known to have suffered losses due to abusive share dilutions, asset transfers and transfer-pricing practices within corporate structures. Where major shareholders effectively control 75% or more of the voting shares of a company, they are in a position to approve amendments to the Charter of the company, which could be prejudicial to the interests of minority shareholders, and to veto all other proposals at a general shareholders meeting.

The Russian Law "On Joint Stock Companies" of December 26, 1995 (as amended) (the "JSC Law"), provides that shareholders owning not less than 1% of the company's ordinary shares may bring an action for damages against the management of the company on the grounds of breach of fiduciary duties. However, Russian courts are still inexperienced with respect to such cases. Accordingly, the practical ability of minority shareholders to pursue legal action against the Company's management may be limited.


The Company's shareholders may face risks resulting from the lack of effective governmental supervision over share registrars

Currently there is no unified share registration system in Russia. Maintenance of share registries is carried out by the companies themselves or, if the number of company's shareholders exceeds 50, by FCSM licensed registrars (as is the case with the Company). In practice, registrars are not subject to effective Government supervision. Due to the lack of a central, properly regulated share registration system in Russia, transactions in respect of the Company's shares could be improperly or inaccurately recorded, and share registration entries could be lost through fraud, negligence or even mere oversight of a registrar.


The Company may be jointly and severally liable for obligations of certain of its subsidiaries

The Russian Civil Code, the JSC Law and the Federal Law "On Limited Liability Companies" generally provide that the shareholders in a Russian joint stock company or participants in a Russian limited liability company are not liable for the obligations of the joint stock company or limited liability company and bear only the risk of loss of their investment. An exception to this rule, however, is when the shareholder of a joint stock company or the participant in a limited liability company is capable of determining decisions for such company. A person capable of making such decisions for its effective subsidiary is an effective parent. Under certain circumstances the effective parent bears joint and several liability for transactions entered into by the effective subsidiary in carrying out these decisions. In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary is declared insolvent or bankrupt resulting from the action or inaction of an effective parent which could have a material adverse effect on the Group.

The Convention between the United States and the Russian Federation for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital (the "Tax Treaty") may be not applicable to the U.S. holders of ADSs

Russian tax rules applicable to the U.S. holders of ADSs are characterized by significant uncertainties and by the absence of interpretative guidance. The Russian tax authorities have not provided any reasonable guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how they will ultimately treat those arrangements. In particular, it is unclear whether the Russian tax authorities will treat the U.S. holders as the beneficial owners of the underlying shares for the purposes of the Tax Treaty. If the Russian tax authorities do not treat the U.S. holders as the beneficial owners of the underlying shares, then the U.S. holders would not be able to benefit from the provisions of the Tax Treaty. However, even if the U.S. holders are treated by the Russian tax authorities as the beneficial owners of the underlying shares, the U.S. holders still may be unable to benefit from the provisions of the Tax Treaty, or may experience significant expense and effort due to the complicated administrative procedures on the Russian side for claiming these treaty benefits.

Further, capital gains from disposal of ADSs or Ordinary Shares may be subject to Russian withholding tax. Dividends received by the holders of ADSs or Ordinary Shares are subject to Russian withholding tax.

A purchaser of ADSs or Ordinary Shares may be required to withhold 20% of the purchase price or 24% of any gain (if the cost basis can be confirmed) under Russian law, if ADSs or Ordinary Shares are sold, exchanged or disposed of outside a stock exchange by a non-resident entity holder. No Russian withholding tax is payable on shares sold on a foreign exchange.

Capital gains (or proceeds if costs can not be confirmed) realized by non-resident individual holders from the sale of Ordinary Shares or ADSs are subject to 30% withholding tax if the securities are sold in Russia.

Relief from withholding tax may be available if a full exemption or a lower rate of withholding tax is provided for by an applicable double tax treaty, subject to certain withholding tax considerations as described under Item 10.E. "Taxation - Russian Income Tax and Withholding Tax Considerations." However, obtaining treaty benefits can be difficult due to the requirements imposed by Russian tax legislation. If any such tax is assessed, the value of an ADS or an Ordinary Share could be materially adversely affected.

Dividends on ADSs or Ordinary Shares paid to a non-resident entity holder generally will be subject to Russian withholding tax deducted at source by the payer of such dividends at a rate of 15%. For a non-resident individual holder the rate of withholding may potentially be 30%.

The withholding tax rate may be reduced in accordance with the provisions of an applicable double tax treaty, subject to certain withholding tax considerations as described under Item 10.E. "Taxation - Russian Income Tax and Withholding Tax Considerations." The Tax Treaty reduces the rate of withholding tax on dividends to 10% for a non-resident individual holder (and to 5% for a non-resident entity holder treated as a corporate body for U.S. tax purposes and that owns at least 10% of the voting stock of the company).

In addition there is a risk that trading in Russian securities would require the registration by the ADS holder (in the form of a notification) with the Russian tax authorities.

For additional information, see Item 10.E. "Taxation."


Russia's accession to the WTO may cause the Company to lose certain protections it currently enjoys as the primary provider of international and domestic long-distance telecommunications services in Russia

In 1993, the Russian Government officially stated its intention to accede to the General Agreement on Tariffs and Trade ("GATT"). After the creation of the World Trade Organization ("WTO"), Russia expressed its intention to accede thereto. Currently, a working group created in 1995 is working out conditions for Russia's future accession to the WTO.

The major risk for the Company is that, upon Russia's accession to the WTO, the Company may lose the protective measures it currently enjoys. Currently, the Company has a monopolistic position in the wholesale long-distance telecommunications market of Russia. At the same time, a considerable part of the services provided by the Company are subject to government regulation. The main bulk of tariff-regulated services is provided to Inter Regional Companies ("IRCs"), which are controlled by Svyazinvest and provide regional telecommunications services in Russia, and government-funded organizations, as well as to subscribers in Moscow.

In May 2004 during bilateral talks between Russia and the European Union it was agreed that, upon Russia's accession to the WTO, and by 2007, Rostelecom should lose its monopolistic position. This would result in Rostelecom:

     - losing the exclusive right to carry IRC's wholesale DLD and ILD traffic because IRCs and other telecommunications operators would be able to bypass Rostelecom's network;

     - losing the exclusive right to terminate incoming traffic from international operators which would result in increased competition, reduced termination rates for traffic into Russia and a potential decrease in Rostelecom's revenues;

     - being required to share a license with OJSC Moscow City Telephone Network ("MGTS") to provide long-distance communication services, enabling MGTS to offer its Moscow subscribers DLD and ILD services directly, which is currently the exclusive right of Rostelecom.


The new law on communications which came into force on January 1, 2004 (the "Communications Law") imposes new levies and fees on telecommunications operators, in addition to fees previously imposed by the former Ministry of Communications, that may have a material adverse effect on the Company's financial condition

The Communications Law, which came into force on January 1, 2004, provides for a number of new additional fees and levies on telecommunications operators including fees for interconnection and transit traffic. Such tariffs have not yet been introduced and their potential financial impact on the Russian telecommunication market is uncertain. The Communications Law also requires all Russian telecommunications operators to make payments into the universal services fund, which is aimed to replace the existing practice of cross-subsidies. The Communications Law contemplates that this new fund will be formed from compulsory levies on all telecommunications operators in order to compensate operators for certain mandatory, loss-making local services. Although the actual rate of such levies has yet to be determined, it may adversely affect the financial performance of Russian telecommunications operators, including the Company. Additionally, the Communications Law provides for payments for numbering capacity allocation, including through auctions in instances where numbering capacity is scarce. Because Russian telecommunications operators apply for numbering allocation on a regular basis, the new payment requirement may have a materially adverse effect on the Company's results of operations and financial condition.


Failure to comply with Section 404 of the Sarbanes-Oxley Act may seriously affect the listing of the Company's ADSs

Section 404 of the Sarbanes - Oxley Act ("Section 404") requires the Company to include a formal assessment of its internal financial controls in its annual report for the fiscal years ending on or after July 15, 2005, along with attestations by the Company's external auditor as to the effectiveness of those controls.

The Company's auditors have found material weaknesses in the Company's internal control system relating, in particlular, to:

     - Processes employed by the Company, which are not sufficient to ensure that all related parties, as defined by IFRS, U.S. GAAP and in the rules of the U.S. Securities and Exchange Commission (the "SEC") are identified and that the nature of related party relationships and related party transactions are disclosed in the Company's consolidated financial statements and Annual Report.

     - The size of the IFRS financial reporting department of the Company, which is not adequate to meet the IFRS, U.S. GAAP and the SEC's reporting requirements.

     - The lack of an Audit Committee, comprised of independent directors, pursuant to SEC requirements.

The costs involved in complying with Section 404 may be substantial. While the Company is taking steps to create adequate internal approval procedures and is working with an independent consultant to improve its internal controls, failure to comply with the requirements of Section

404 may lead to penalties and other disciplinary actions levied on the Company by the SEC including de-listing of the Company's ADSs from the NYSE.


Risks Relating to the ADSs

If the beneficial ownership of ADS holders over the shares underlying the ADSs is not recognized under Russian law, the ADS holders may not be able to exercise their rights with respect to the underlying shares

The Federal Law "On the Securities Market", as amended (the "Securities Market Law"), provides that shares may be held by nominees entitled to receive dividends and to vote on behalf of the beneficial owners upon their voting instructions. However, regulations governing nominee holders, custodians and depositaries are not yet well developed in Russia. Russian law treats the depositary as the beneficial owner of the shares underlying the ADSs, and, hence, does not recognize the holder of ADSs as the beneficial owner of the underlying shares, in contrast to the law of the United States and of other jurisdictions.

Russian law does not recognize a distinction between legal and beneficial ownership and it may only recognize the rights of the depositary in whose name the shares are registered, but not the rights of ADS holders, to the underlying shares. Therefore, in proceedings brought against a depositary, whether or not related to the shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary open to seizure or arrest giving rise to the risk that the relevant ADS holders could lose their rights to the underlying shares.

Although recent changes have been introduced into Russian legislation aimed at ensuring that depositaries vote strictly in accordance with the instructions of ADS holders, the depositary remains the beneficial owner of the underlying shares under Russian law and, among other things, has the right to nominate candidates to a company's Board of Directors on behalf of ADS holders. Pursuant to the JSC Law, the number of nominations made by the depositary on behalf of ADS holders may not exceed the number of existing seats on the Company's Board of Directors. If the number of candidates proposed by the ADS holders for nomination by the depositary exceeds the number of places on the Company's Board of Directors, some of the ADS holders' candidates may be disregarded which could result in such ADS holders having diminished influence over the governance of the Company.


A challenge to the privatization of the Company, if successful, could result in ADS holders losing their ownership in the Company's shares underlying the ADSs

The privatization of the Company began in 1992 and continued until 1997. Given that privatization legislation has been vague, inconsistent and in conflict with other applicable legislation, and that there have even been conflicts between federal and local privatization legislation, most, if not all, privatizations that have taken place are arguably deficient and therefore are vulnerable to challenge, at least on technical grounds. Currently, there are no pending challenges to the privatization of the Company. In the event that the Company was found to have been improperly privatized and it was unable to defeat such claims, the holders of the ADSs might risk losing their ownership interests in the Company's shares underlying the ADSs.


ADS holders may be restricted in their ability to exercise their voting rights and influence the governance of the Company

Before 2003, a depositary only had a single block vote in respect of all shares underlying ADSs because Russian law prohibited a shareholder from choosing more than one voting option on any given agenda item. Certain changes were introduced in 2003 into Russian legislation that amend the procedure for voting by a depositary holding shares with underlying ADSs. In particular, amendments to the FCSM regulation governing the procedure for convening and holding general shareholders' meetings granted depositaries the right to split the votes pertaining to the shares registered in their name in order to reflect different voting instructions received from the ADS holders.

However there are practical limitations on the ability of ADS holders to exercise voting rights due to the additional procedural steps involved in the Company's process of communication with them. For example, the JSC Law and the Company's Charter require the Company to notify its shareholders of any general shareholders' meeting at least 30 or, in certain cases, 50 days in advance of such meeting. The Company's shareholders will be notified directly by the Company, and will be able to exercise their voting rights by either attending a general shareholders' meeting in person, through a representative, or by sending a completed voting ballot.

In contrast, ADS holders will not receive notice of a general shareholders' meeting directly from the Company. In accordance with the amended and restated deposit agreement, dated December 30, 2002, among Rostelecom, JPMorgan Chase Bank, as depositary, and the owners and beneficial owners of the ADRs (the "Deposit Agreement"), the depositary is to be notified by the Company of a general shareholders' meeting. In turn the depositary is required, as soon as practicable thereafter but not later than 30 calendar days prior to the date of the meeting, to mail the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given, to the ADS holders. To exercise their voting rights, ADS holders must instruct the depositary on how to vote. Due to this additional procedural step involving the depositary, the process for exercising voting rights may take longer for ADS holders than for shareholders. As a result, holders of ADSs may have less ability to influence the governance of the Company than direct holders of the Company's shares. ADSs in respect of which the depositary does not receive voting instructions in time will not be counted in any vote at any general shareholders' meeting.

Additionally, the FCSM has recently promulgated regulations that restrict the total number of shares of outstanding stock allowed to circulate outside of Russia through an ADS program. Under the regulations, not more than 40% of the total number of shares of outstanding stock of each class are allowed to circulate abroad in the form of newly-issued ADSs. While, as of December 31, 2003, Rostelecom's existing ADS program accounted for 24% of the total number of the Company's outstanding Ordinary shares and previous ADS programs, including the Company's existing ADS program, should be exempt under a grandfather clause in the regulations, in the future the Company may be required to reduce the size of its ADS program or to amend the depositary agreement for the ADSs.


ADS holders may face difficulties in enforcing any judgment obtained in the United States against the Company, its directors and officers

The Company is incorporated under the laws of Russia and all of its directors and executive officers reside outside the United States. Virtually all of its assets and the assets of its directors and executive officers are located outside the United States. As a result, an ADS holder may be unable to effect service of process upon the Company outside of Russia, or against its directors and officers outside their jurisdiction of residence, or enforce against the Company outside of Russia, or against its directors and officers outside their jurisdiction of residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States. In addition, civil liabilities based on U.S. federal or state securities laws may not be enforceable against the Company or its directors and officers in Russia. If an action is brought in Russia, based solely on U.S. federal or state securities laws, Russian courts may not necessarily have the jurisdiction to grant the remedies sought.


ADS holders may not be able to enforce foreign arbitral awards in Russia

The Russian Federation is not a party to multilateral or bilateral treaties with most Western jurisdictions for the mutual enforcement of court judgments. Consequently, should a judgment be obtained from a court in any of these jurisdictions, it is highly unlikely to be given direct effect in Russian courts. However, the Russian Federation (as successor to the Soviet Union) is a party to the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, and the Deposit Agreement contains a provision allowing for the arbitration of disputes in London in accordance with Rules of the London Court of International Arbitration. The United Kingdom is also a party to the New York Convention. A foreign arbitral award obtained in a state which is a party to that Convention should be recognized and enforced by a Russian court (subject to the qualifications provided for in the Convention and compliance with Russian civil procedure regulations and other procedures and requirements established by Russian legislation). In practice, reliance upon international treaties may meet with resistance or a lack of understanding on the part of Russian courts or other officials, thereby introducing delay and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in the Russian Federation. Therefore, there can be no assurance that an ADS holder could enforce a foreign arbitral award against the Company in Russia.


There is less publicly available information about the Company than about public companies in the United States and certain other jurisdictions

The corporate governance of the Company is regulated by Russian laws and by the charters of companies comprising the Group, as well as by recommendations outlined in the corporate conduct code issued by

FCSM. The rights of shareholders and the responsibilities of members of the Board of Directors and the Management Board under Russian law are different from, and may be subject to certain requirements not generally applicable to, corporations organized in the United States or other jurisdictions. Although the Company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), the periodic disclosure required of non-U.S. companies under the Exchange Act is more limited than the disclosure required of U.S. companies. Therefore, there may be less publicly available information about the Company than is regularly published by or about other public companies in the United States.


Currency exchange rate fluctuations and changes in the repatriation policy may affect the price of the Company's ADSs

The Federal Law "On Foreign Investments" specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. Russian currency control legislation allows ruble dividends to be paid to the depositary or its nominee and to be converted into U.S. dollars or other foreign currencies by the depositary for distribution to the ADS holders without restriction. However, the ability of the depositary holding ADSs and other persons to convert rubles into foreign currency depends on the availability of foreign currency in the Russian currency market. Although Russia has an exchange market for the conversion of the ruble into foreign currencies, the future development of this market is uncertain. At present, the ruble is not convertible outside Russia. Also, there is no working market in Russia for the hedging of ruble investments.


Practices occurring in the Russian securities market due to lack of effective regulation may affect the price of the Company's ADSs

The limited liquidity of the Russian corporate securities market and the lack of effective regulation thereof, among other factors, may lead to prices of Russian corporate securities and related ADSs being significantly affected by a relatively small amount of buying and selling activity and favorable or unfavorable press commentaries. Since regulation of insider trading and market making is underdeveloped, the prices of Russian corporate securities and related ADSs may be affected by practices that are not used in other markets.


Sales of the Company's equity securities may adversely affect the price of the Company's equity shares and the ADSs

The Company does not anticipate offering equity securities in the near future. However, a future offering, or the perception of a future offering of a substantial number of the Company's shares in the public market, could have an adverse effect on the market price of the ADSs. Furthermore, such equity offerings may dilute the shareholding of the Company's current shareholders. If the Company issues additional preferred shares, such preferred shares may have rights, preferences or privileges senior to those of existing Preferred Shares and/or Ordinary Shares.


The price of the ADSs may be affected by economic developments in other emerging market countries

Financial turmoil in Russia and other emerging markets in 1997 and 1998 adversely affected the securities markets in developing economies worldwide. Continued or increased financial downturns in these countries could cause further decreases in prices of the Company's securities, even if the Russian economy remains relatively stable.


The price of the ADSs may be volatile due to numerous factors many of which are beyond the Company's control

The price of the Company's ADSs has been extremely volatile and may continue to be so. Although the Company's ADSs are currently listed on the New York Stock Exchange (NYSE), and traded on the London Stock Exchange and the Frankfurt Stock Exchange, it is possible that an active public market for the ADSs will not be sustained. Furthermore, the price at which the ADSs trade could be subject to significant fluctuations caused by a wide variety of factors, including:

     -    variations in the Company's operating results or financial condition;

     - announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     -    regulatory actions that are harmful to the Company's business;

     -    loss by the Company of major licenses for the provision of services;

     - issue of licenses to other operators, resulting in the loss to the Company of its monopolistic position in the telecommunications market;

     - changes in financial estimates or recommendations in relation to the Company by securities analysts;

     -    economic conditions in Russia;

     -    resignation of the Company's key personnel;

     - future equity or debt offerings, or announcements of equity or debt offerings by the Company;

     - future sales of substantial amounts of the ADSs on the open market or expectations that such sales may occur;

     -    loss or insufficient liquidity of the Company's shares and/or ADSs;

     -    general conditions or trends in the fixed telecommunications industry;

     -    emergence and rapid development of new competing technologies;

     -    investors' perception of risks associated with emerging markets; and

     - other events or factors, many of which are beyond the Company's control.

In addition, the public markets for the stock of telecommunication companies have experienced extreme price and volume fluctuations in recent years. These fluctuations have often been unrelated or disproportionate to the operating performance of such companies. These market and industry factors may materially and adversely affect the price of the ADSs, regardless of the Company's operating performance. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. This type of litigation, if initiated against the Company, could result in substantial costs and a diversion of management's attention and resources.


An investor in the Company's ADSs may not be able to exercise preemptive rights for additional shares and may therefore suffer dilution in his or her equity interests in the Company

Under the JSC Law, existing shareholders of a joint stock company enjoy preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements under the Securities Act is available. The Company is not obligated to prepare or file such a registration statement and the Company's decision to do so would depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of allowing ADS holders to exercise their preemptive rights, and any other factors the Company considers at that time. No assurance can be given that the Company will file a registration statement under these circumstances. If the Company issues any such securities in the future, such securities may be issued to the depositary, which may sell the securities for the benefit of the ADS holders. There can be no assurances as to the value the depositary would receive, if any, upon the sale of such securities. To the extent that the ADS holders are unable to exercise preemptive rights granted in respect of equity securities represented by their ADSs, their proportional interest in the Company will be reduced.


Risks Relating to the Telecommunications Industry

The Company may not be able to maintain its dominant position in the Russian telecommunications market due to increasing competition and rapid technological advances

In addition to the Company, several operators in Russia have their own primary network resources. Major alternative operators such as Sonera Rus, Rascom and TransTelecom operate their own fiber optic lines ("FOLs"). Primary network resources in the rest of Russia are also operated by TransTelecom through a network based on FOLs and satellite operators, such as Federal State Unitary Enterprise Space Communications and Zond-Holding. Alternative operators are particularly active in the more profitable segments of the Russian market, including mobile services, documentary telecommunications and long-distance and international telecommunications services in major cities. In 2003, alternative operators continued to expand their presence in the communications service market. In particular, the rapid development of mobile communications is allowing mobile operators greater access to the end users of telephone services nationwide. Mobile operators have the technical capability (but, at present, no legal right) to transit DLD traffic to public switched telephone networks ("PSTN") through the mobile transit operator OJSC Mezhregionalny Transit Telecom ("MTT"). In addition, mobile operators have the legal and technical capability to directly exchange mobile-to-mobile traffic with the result that in 2003, only approximately 35% of mobile traffic was carried by Rostelecom. Given that this communications sub-sector has the highest growth rate, the above factors may increase the risk of the Company losing its dominant position in the telecommunications market.

Currently, the Company's position in the fixed communications sector, where it is protected by favorable legislation, is more stable. Regional operators do not have licenses for DLD and ILD traffic transit. Nonetheless, there is a risk that the Company's share in the fixed communications sector will be eroded by the future liberalization of the market.


Violation   of   applicable   laws  by  other   participants   of  the   Russian
telecommunications market infringing Rostelecom's monopoly rights may cause a decline in the Company's revenues

Insufficient action by governmental authorities in ensuring compliance with applicable laws allows certain companies to infringe the Company's monopoly rights to DLD and ILD traffic transit and to termination of incoming traffic. The absence of social and cross-subsidies burdens allows these companies to offer substantially lower tariffs causing the Company's revenue to decline due to:

     - loss in volume of traffic received as a result of traffic that bypasses Rostelecom's networks; and

     - the reduction of tariffs by the Company for its services in order to remain competitive.

The inability of the Company to protect its monopoly rights may cause the Company's revenues and profits to decrease considerably in the future.


The continued practice of cross-subsidies and the resulting tariff imbalance could cause the Company's customers to obtain services from the Company's competitors

Under the existing practice of cross-subsidies, IRCs, which provide local telephony service to their customers at below market rates, are subsidized from DLD and ILD operations as IRCs are able to set above market rate tariffs for their subscribers for ILD and DLD calls. Also IRCs receive payments from Rostelecom for traffic termination on their network at a Termination Settlement Rate which exceeds costs and market rate profit, and which provides IRCs with additional profit to subsidise loss-making local communications.

The lack of consistency in the regulation of the Russian telecommunications market over the last few years and, in particular, the practice of providing cross-subsidies for telecommunications services, which causes an imbalance in the tariffs for related services in domestic and external markets, may encourage the Company's customers to change the pattern of service consumption or avail themselves of cheaper services from certain competitors, and this, in turn, may reduce the Company's revenues. The maintenance of the Company's leading position as a main operator in the Russian telecommunications market will largely depend on improvements by the Company of its tariff policy and on the Russian Government's adoption of laws and regulations to stimulate competition, remove existing imbalances and introduce equal treatment and rules of regulation for all operators and communications services.


The uncertainty of the regulatory environment in Russia may result in sanctions despite compliance efforts and may result in changes in the laws and regulations in the telecommunications industry which could have a material adverse impact on the performance and continuity of the Company's business

There is no comprehensive legal framework with respect to the provision of telecommunications services in Russia, although a number of laws, decrees and regulations apply to the telecommunications sector.

On January 1, 2004, the Communications Law came into force. Although it contains more detailed guidance on the behavior of participants in the telecommunications sector than previous rules and regulations, it also contains certain provisions that may weaken its impact and lead to greater uncertainty. Among other things, the Communications Law contains a substantial number of rules which specifically indicate that implementation of the rules require further decrees to be issued by the Russian government and executive authorities in the communications sector. The rules are thus subject to significant uncertainty pending the issuance of any such decrees.

A second principal legal act regulating telecommunications in Russia is the Federal Law "On Natural Monopolies", of August 17, 1995, as amended (the "Natural Monopolies Law"). The current regulatory framework does not clearly establish how the Natural Monopolies Law and the Communications Law are intended to interact with each other, which has resulted in a number of contradictory decrees and decisions. As the primary provider of long-distance telecommunications in Russia, the Company has been, and continues to be, subject to regulation under these laws as well as other Russian legislation. Although the Company uses its best efforts to comply with laws, decrees and regulations, there is no guarantee that in the course of future inspections conducted by governmental authorities, the Company will not be found to have violated any laws, decrees and regulations and that the Company will be able to cure such violations within any grace periods permitted by such authorities, and that such findings will not result in the imposition of fines or penalties or more severe sanctions, including the suspension or withdrawal of the Company's licenses and other permits. Any of the above could increase the Company's costs and could have a material adverse effect on the Company's business, financial conditions and results of operations.


The regulatory environment of the telecommunications industry in Russia may be subject to political influence, resulting in negative regulatory decisions on grounds other than legal ones. In particular, the telecommunications system is regulated by the Ministry of Communications, largely through the issuance of licenses and instructions. As a result, officials of the Ministry of Communications have a high degree of influence on the Company

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


The Company is subject to the regulation and control of the FAS and its failure to comply with these regulations could have a material adverse effect on the Company

Under Russian law, the state has authority to regulate, to a certain extent, activities of natural monopolies operating in the telecommunications industry. Therefore, since the Company is considered as a natural monopoly, it is subject to the control of the FAS.

The Natural Monopolies Law provides a legal basis for the federal regulation of telecommunications providers and provides for state control over the setting of tariffs for publicly-accessible telecommunications services and mail services and other activities. This law may have a significant impact on the Company's ability to set tariffs independently. The Natural Monopolies Law also governs the types of transactions into which a regulated entity, such as the Company, may enter. In addition, as a regulated entity, the Company is not permitted to refuse to conclude contracts with particular consumers if the FAS so requires. Any failure to comply with such regulation could materially adversely affect the business of the Company. The Russian Government may exercise its authority and regulate tariffs or require the Company to enter into specified contracts with state-owned entities. Any of the above circumstances could have a material adverse effect on the Company's business, financial conditions and results of operations.


The Group's operation is dependent on its licenses and governmental permits

All of the Group's activities in the telecommunications industry and almost all telecommunications equipment used by the Group are subject to licensing and certification requirements.

The Communications Law provides for the possibility of obtaining a license authorizing the provision of communications services for a term of 3 to 25 years. At the same time, the Communications Law contains a broad list of grounds for the suspension and cancellation of licenses issued to communications operators, including grounds such as the detection of any violations of normative acts in the communications sector and discovery of false information in documents submitted to a governmental authority for the purpose of obtaining a license. Such grounds may be broadly construed.

Regulatory uncertainties affecting the maintenance and renewal of the Group's licenses and certification of its telecommunications equipment could result in difficulty for, or even inability, of the Group to maintain and renew such licenses or to import and use such equipment.


Risks Relating to the Company's Business

The Company faces risks related to its end-user business in Moscow

Moscow is the only region in Russia where Rostelecom deals directly with end-users, providing DLD and ILD services and billing subscribers directly. The Moscow telecommunications market is highly competitive, particularly in the corporate customer segment. Rostelecom's share in the Moscow market has declined in each of the last few years, particularly in the corporate customer segment, resulting in the decrease of revenues from subscribers. Because other operators are smaller and tend to be more flexible in their tariff policy and their activities are not subject to antimonopoly regulation, it is likely that the Company's market share in Moscow will decrease further.


If the demand for certain communications services the Company has recently introduced or is developing does not grow strongly, its ability to achieve further revenue growth may be limited

The Company believes that the markets for certain services it has recently introduced or is developing, including, in particular, its Intelligent Network which provides among others toll-free, mass-calling enquiry services, and Televoting service which provides a mass-calling service for TV, radio and other press events which involve a high volume of calls and its "Karta Svyazi", a pre-paid telephone card service, have potential for strong growth. If the markets for these services do not grow as expected, the Company's ability to achieve further revenue growth may be impaired. Furthermore, the Company may be unable to take advantage of any growth in demand for these services if it fails to develop and market its own services on a timely basis.

In particular, the Company plans to enter the transit market between Europe and Asia, which, based on preliminary estimates, might partly compensate for the reduction of revenues caused by the potential loss by the Company of its dominant position in the Russian telecommunications services market. The scope and potential of this market are currently being studied. However, even if the large potential of this market is realized and the Company successfully enters the market, there is a risk of a future decrease in the demand for Europe-Asia transit services due to both economic crises as well as increases in competition caused by other major telecommunications operators, the commissioning of new cable systems and the rapid expansion of new services. A loss by the Company of a considerable part of Europe-Asia traffic might restrict its planned growth in revenues, or result in a reduction of its current revenues.


The Company faces risks resulting from significant delays in the collection of receivables

The Company bills end-users at set tariffs and IRCs and other local telephone operators for domestic long-distance and international traffic at either an agreed proportion of the receipts that the IRCs collect from subscribers or an agreed rate based upon minutes of traffic for the use of the Company's network. As is the case for many other Russian companies, the Company has in the past experienced, and continues to experience, significant delays in payment from certain government-funded entities and government ministries, and some international operators. Possible delays in payments by customers, as well as any significant level of bad debt, may have a material adverse effect on the Company's business, financial conditions and results of operations.


The Company is dependent on certain key suppliers for its equipment

The operation of the Company's network depends upon the Company obtaining adequate supplies of switching and other network equipment on a timely basis. At present, the Company purchases component parts for switching and certain network equipment from Siemens AG, NEC Corporation, Alcatel, Fujitsu Ltd., Huawei Technologies Co, Ltd., Ericsson Nikola Tesla. The Company's business could be adversely affected if it is unable to obtain adequate component parts or equipment in a timely manner from its current suppliers or any alternative supplier, or if there were significant increases in the costs of such equipment.

The Company engages in transactions with related parties that need specific pre-approval under Russian law and may not be conducted on market terms.

The Company, its principal shareholders and their affiliates have engaged in a number of significant transactions among themselves and may continue to do so. Due to the technical requirements of Russian law, transactions between different members of the Group may need to be approved as related party transactions. If the value of a related party transaction equals or exceeds 2% of the balance sheet value of the Company's assets, such transaction must be approved prior to its execution by a majority vote of the disinterested shareholders. All other related party transactions need to be approved prior to their execution by disinterested members of the Company's Board of Directors. The JSC Law provides certain relief from the approval of related party transactions concluded within the scope of the Company's normal business operations. For the avoidance of doubt, the Company does not believe that the sale of its interest in RTC-Leasing was a related party transaction under Russian law.


The failure to obtain necessary corporate approvals prior to the execution of relevant transactions could lead to the challenge and invalidation of such transactions in court and therefore have a material adverse effect on the Company's operations

In addition, the definition of a related party transaction is closely linked to the complicated and rather vague concept of "affiliate", which may be subject to different interpretations, as well as to other concepts used in Russian law to describe related party transactions and the procedure for their approval. Although the Company has generally taken a reasonably conservative approach in applying these concepts, it cannot be certain that the application of these concepts will not be challenged in court. Any such challenge could result in the invalidation of transactions that are important to the Company's business.

For more details on the Company's related party transactions see Item 7.B. "Related Party Transactions".

The Company faces the risk of the failure of network and systems equipment which could significantly interrupt its operations

Although the Company has equipment providing back-up capacity in the event of the disruption of its operations, the Company's network is still subject to a number or risks, several of which are outside of its control, such as:

     -    the risk of damage to software and hardware resulting from fire;

     -    power loss;

     -    natural disasters; and

     -    general transmission failures.

Any failure in the Company's network or other systems or hardware that causes significant interruptions in its operations could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's operations are also dependent on its ability to integrate successfully new and emerging technologies and equipment into the network, which could increase the risk of system failure and result in further strain upon the network. Prolonged or significant system failures, or difficulties for customers in accessing and maintaining connection with the Company's network, could seriously damage its reputation and result in the attrition of its customer base, reduced margins and financial losses.


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

The Company is also dependent on its qualified personnel required for financial reporting in accordance with IFRS, U.S. GAAP and SEC requirements. In Russia there is only a limited number of individuals having adequate IFRS, U.S. GAAP and SEC reporting expertise and there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of IFRS or U.S. GAAP. Such competition makes it difficult for the Company to hire and retain such personnel, and there is a risk that the Company will not have sufficient qualified personnel to meet its needs.

Although the Company believes that it has a solid and adequate personnel retention system and believes that it could replace key employees in an orderly fashion should the need arise, the loss of such key personnel could have a material adverse effect on its business, financial condition and results of operations.


The Company does not maintain insurance for all of its existing asset base

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

Since the beginning of 2003, the Company insured its fixed production assets (electronic equipment and communications facilities), but such insurance does not provide for compensation for damage incurred in the event of a business interruption and does not cover liability to third parties for damage to property or the environment resulting from breakage or other accidents connected with the Company's property or activities.


Risks Relating to the Company's Financial Condition

The actual amount and timing of the Company's future capital requirements may differ materially from its current estimates due to various factors, many of which are beyond the Company's control

The actual amount and timing of the Company's future capital requirements may differ materially from current estimates due to various factors, many of which are beyond the control of the Company. Additional financing may be required in the event of further departures from current business plans and projections, including those caused by (i) unforeseen delays, (ii) cost overruns, (iii) changes to engineering designs, (iv) demand for services at variance with the Company's expectations, (v) adverse regulatory, technological or competitive developments, (vi) major changes in market conditions. The capital requirements of the Company have and may continue to deviate materially from the Company's estimates of such requirements.


The new currency control regime could have an adverse effect on the Company

In June 2004, most of the provisions of the recently adopted Federal Law "On Currency Regulation and Currency Control" (the "Currency Control Law") came into force. While the Currency Control Law is intended to gradually liberalize Russian currency control regulations it also allows the Government and the Central Bank to introduce other forms of currency regulation, such as the formation of mandatory reserves and the use of special accounts in Russian banks. The reserve requirements are intended to give the Central Bank additional tools to combat asset-price and currency instability by curbing the inflow of short-term speculative funds into, and preventing the outflow of funds from, Russia. The implementation of these new requirements may make certain foreign currency operations burdensome and financially unattractive for Russian entities. However, until the Russian Government and the Central Bank have enacted and implemented regulations under the Currency Control Law, it is not clear whether and to what extent the Currency Control Law will affect the Company's business. Among other things, it is possible that the Currency Control Law may hamper the company's ability to receive foreign funding.


Government regulation over foreign investments could hinder the Company's access to foreign equity markets

Russian legislation on foreign investments does not prohibit or restrict foreign investment in the telecommunications industry. However, there is a lack of
consensus   on  the  methods   and  scope  of   government   control   over  the
telecommunications industry. The Federal Law "On Foreign Investments in the Russian Federation" of July 9, 1999, does not provide for any specific protections of investors in the telecommunications industry. Since the telecommunications industry is widely viewed as strategically important to the Russian Federation, governmental control over the telecommunications industry might increase, and foreign investment in the industry might be limited in the future. Any such increase in governmental control or limitation on foreign investment could impair the value of foreign investments in the Company and hinder the Company's access to additional capital in foreign equity markets.

Risks Relating to the Control of the Company by Svyazinvest and the Government of the Russian Federation

The Company could be influenced by the Government of the Russian Federation. The Government, through the Ministry of Economic Development and Trade, which holds 50% plus 1 share in OJSC Svyazinvest ("Svyazinvest") and the Federal Agency for Federal Property Management, which holds 25% plus 1 share in the charter capital of Svyazinvest, effectively controls Svyazinvest and its group of companies (the "Svyazinvest Group"). Svyazinvest holds 50.67% of the voting shares of the Company. Thus, the Government of the Russian Federation has the power to influence matters submitted to a vote of shareholders, including the approval of the annual financial statements, declaration of dividends, capital increases in connection with acquisitions, take-over offers, investments and the election and removal of members of the Company's Board of Directors and Management Board. The interests of the Government of the Russian Federation and the factors it considers when exercising its votes could be different from the interests of the Company's other shareholders.


The Company's business operations could be significantly disrupted if its major shareholder undergoes a change of control or reduces its control over the Group

Rostelecom is effectively controlled by Svyazinvest which holds 50.67% of the voting shares of the Company. Further, the Government has a controlling interest in Svyazinvest. The Government has indicated its readiness to further decrease its interest in Svyazinvest. In addition there can be no assurance that Svyazinvest will not decrease its interest in the Company thereby no longer maintaining its present degree of control over Rostelecom. Any such change of control may have a material adverse impact on the Company's business activities due to the following factors:

     - A change in control of Svyazinvest may result in unpredictable changes within the Company, including the change of the Company's management and its business approach, as a result of the business strategy of the new major shareholder of Svyazinvest and its dependent companies. Currently Rostelecom is viewed as a strategic asset by the Government and therefore enjoys its protection in terms of licensing and maintenance of its monopolistic position. If there is a change of control, there is no assurance that the Company will be able to maintain the protection and position it currently enjoys;

     - Decreasing or eliminating Svyazinvest's controlling position in Rostelecom may jeopardize business relations between the Company and major local telephone operators currently represented by IRCs that are subsidiaries of Svyazinvest. Currently, revenues generated from IRCs account for 47% of the Company's revenue; and

     - The sale or potential sale of a significant number of Rostelecom's shares out of the 50.67% stake held by Svyazinvest may cause the market price of Rostelecom's shares and ADSs to decline significantly.



Item 4. Information on the Company

4.A.  History and Development of the Company

General Information

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom is an open joint stock company organized under the laws of the Russian Federation on September 23, 1993. Its principal executive offices are located at 14, 1st Tverskaya-Yamskaya St., 125047, Moscow, Russia, and its telephone number is +7 095 972 8283, its facsimile number is +7 095 787 2850 and its e-mail address is rostelecom@rostelecom.ru.

Rostelecom's Charter capital is currently equal to 2,428,819.4725 nominal rubles and is comprised of 728,696,320 Ordinary Shares, nominal value RUR 0.0025 per share, and 242,831,469 Preferred Shares, nominal value RUR 0.0025 per share.

On November 27, 2000, the extraordinary general shareholders' meeting (the "GSM") of Rostelecom approved a revised version of the Company's Charter, which authorized the issuance of an additional 905,330,221 Ordinary Shares and 531 Preferred Shares, each with a nominal value of RUR 0.0025 per share. Pursuant to the Charter, the Board of Directors of Rostelecom was authorized to issue additional Ordinary Shares up to the total of authorized but unissued shares without obtaining further shareholders' approval. As of June 30, 2004 Rostelecom had not issued any additional shares.

On June 15, 2003, the annual GSM adopted a revised version of the Company's Charter. The submission of matters concerning approval of the Company's revised Charter was due primarily to the introduction of additional legislative requirements with respect to the procedure for the convocation and conduct of general shareholders meetings, as well as to the results of the 2002-2003 restructuring of the Company's branches. Another objective of the Company's revised Charter is to consolidate in a fundamental document of the Company legal mechanisms making it possible to implement the principal recommendations contained in the Corporate Conduct Code approved by the Expert Panel of FCSM.

For  further   information,   see  Item  10.B.   "Memorandum   and  Articles  of
Association."

In accordance with the Registration Statement on Form F-6 under the Securities Act of 1933 (the "Act") relating to the registration of the ADSs of Rostelecom, the Company appointed Puglisi & Associates as its authorized representative in the United States in connection with the ADSs pursuant to the requirements of the Act.


Listing of the Company's Shares

The Company's ADRs have been listed on the New York Stock Exchange (ticker ROS) since February 17, 1997. Its common and preferred shares (tickers RTKM and RTKMP respectively) have been listed on the Russian Trading System Exchange (RTS) and the Moscow Interbank Currency Exchange (MICEX) since October 27, 1997 and February 27, 1997, respectively. Its common shares have also been listed on the Saint-Petersburg Stock Exchange (ticker RTKMG) since July 11, 2003.


Register of the Company's Shareholders

From May 1997 to February 14, 2003, the register of Rostelecom shareholders was kept by RTC-Registrar, a specialized registrar and a branch of CJSC Registrar-Svyaz ("Registrar-Svyaz"). Due to the liquidation of the branch in February 2003, the Company's shareholder register was transferred to the principal office of Registrar-Svyaz.

Registrar-Svyaz has been conducting business as a registrar since October 1996. Currently, the operation of the registrar is based on FCSM license No. 10-000-1-00258 issued on October 1, 2002 for an indefinite term. Since 1996, Registrar-Svyaz has also been a member of the Professional Association of Registrars, Transfer Agents and Depositaries ("PARTAD").


Automation of Business Processes

ERP-system Introduction and Development

In 2003, to improve the Company's management system, Rostelecom continued to implement the finance component of its Microsoft Navision Axapta Enterprises Resource Planning ("ERP") System. Management believes that the introduction of its Axapta ERP System will create a uniform information system for the entire organization and assure prompt access to integrated information, which is of critical importance for the efficiency of decision-making by the management of the Company.


Personnel Management and Salary Calculation System

In 2003, Rostelecom set up a uniform system of personnel management and salary calculation based on BOSS-Kadrovik software and rolled out the system to all branches of the Company.


Corporate Governance Development

Throughout 2003 the Company undertook to enhance its corporate governance standards by creating a number of committees under the control of its Board of Directors and its Management Board and prepared drafts of a Corporate Governance Code, a Code of Ethics, an Insider Trading Policy and a new Information Disclosure Policy. In April 2004, the drafts of the Corporate Governance Code and the Code of Ethics were approved by the Board of Directors of Rostelecom.

On July 10, 2003, the Management Board of Rostelecom formed the following committees:

     o    Tariff Committee

The main purpose of the Tariff Committee is to enhance the effective operation of the Company in making tariff policy decisions required for the Company's successful implementation of its business plans, strategies and development programs.

The main functions of the Committee include maintaining a flexible tariff policy aimed at realizing the marketing plan of the Company, organizing and optimizing sales promotion systems, and preparing proposals to the Company's Management Board on the above matters.

     o    Budget and Investment Committee

The main purpose of the Budget and Investment Committee is to enhance the effective operation of the Company in making budget and investment decisions required for the successful implementation of the Company's business plans, strategies and development programs, and the financial, business and tariff policies of the Company.

The main functions of the Committee include maintaining a correlation and consistency between the budgeting and investment processes, control over compliance with those processes, and preparation of proposals to the Company's Management Board on the above matters.

     o    Compensation Committee

The purpose of the Compensation Committee is to create an effective compensation system designed to manage human resources so as to enhance the competitiveness and long-term success of the Company.

The main function of the Committee is to maintain a correlation between the overall strategy of the Company's development and the Company's policies related to payment of salaries, and bonuses to employees.

     o    Information Disclosure Committee

The main purpose of the  Information  Disclosure  Committee is to formulate  and
implement  a  uniform   information  policy  consistent  with  applicable  legal
requirements, as well as with the Company's development strategy.

The main functions of the Committee include maintaining consistency between the Company's information policy and its strategy and development goals, enhancing the accuracy and timeliness of the disclosure by the Company of information in accordance with applicable legal requirements and the Company's internal regulations, as well as enhancing the conformity and consistency of information to be publicly disclosed by the Company.

On September 16, 2003, the Board of Directors of Rostelecom formed the following committees:

     o    Committee for Strategic Planning

The Committee for Strategic Planning, among other things, performs the following duties:

     - Preliminary consideration and preparation of recommendations for the drawing up of the Company's strategic development plan for the period until 2010;

     - Overseeing the implementation of the Company's strategic development plan;

     -    Preparing recommendations for the Company's dividend policy;

     - Preparing recommendations for the implementation by the Company of a procedure for investment planning and monitoring;

     -    Appraisal of the Company's efficient operation in the long term;

     -    Preparing   recommendations   for  adjusting  the  Company's   current
          strategy; and

     - Preparing recommendations for the interaction between the Company and its affiliated and subsidiary companies.

     o    Nominating and Compensations Committee

The Nominating and Compensations Committee, among other things, performs the following duties:

     - Formulating the Company's policy in respect of appointment of members of the Board of Directors, the General Director, members of the Management Board and heads of the Company's key departments;

     -    Determining qualifications for candidates to the Board of Directors;

     - Formulating the Company's policy defining principles and criteria to determine the salaries of members of the Board of Directors, the Audit Commission, the General Director, members of the Management Board, heads of key departments, as well as criteria for appraisal of their activity;

     -    Preparing   recommendations   for  the  Company's   personnel  policy,
          including the employee incentive system; and

     - Formulating appraisal criteria and appraisal of activities of the Company's management.

On April 28, 2004, the Board of Directors of Rostelecom approved the Corporate Governance Code of Rostelecom setting forth the following principles underlying the corporate governance system of the Company:

     - Compliance with the rights and interests of the Company's shareholders as provided in all applicable laws, rules and regulations;

     -    Compliance with ethical standards of business conduct;

     - Transparency of the Company with respect to financial and other information;

     -    Maintenance of an effective system of internal audit and controls;

     - Accountability of the Board of Directors and the Management Board to shareholders; and

     - Effective cooperation with the Company's employees in addressing safety issues and the provision of proper working conditions.

At its meeting held on April 28, 2004, the Board of Directors of Rostelecom approved the Code of Ethics of Rostelecom which set standards for the business conduct and ethical behavior of members of the Board of Directors, the Audit Commission, Officers and Employees of the Company including:

     - Full compliance with the requirements of all applicable laws, rules and regulations;

     - Compliance with a required standard of business ethics and with methods of resolving conflicts of interest between personal and professional activities;

     -    Prompt and full  disclosure of  information to be submitted to Russian
          and  foreign  governments,   regulatory  agencies,   stock  exchanges,
          shareholders, investors and other stakeholders;

     - Compliance with the requirements of the Company's internal regulations with respect to the safekeeping and use of confidential information obtained as a result of the performance of official duties;

     - Prohibitions against the abuse of official powers for personal gain, including the use of the Company's property; and

     - Notification to the Nominations and Compensation Committee of the Board of Directors of OJSC Rostelecom of breaches of the Code of Ethics.

Currently, Rostelecom's management is working to further improve the Company's corporate practices in an active effort to comply with the requirements of the Sarbanes-Oxley Act of 2002, which established new standards of corporate governance and disclosure for companies required to file periodic reports with the SEC.

Rostelecom's management is working towards compliance with the corporate governance requirements of the Sarbanes-Oxley Act by taking, among others, the following steps:

     -    The  establishment  of  an  Audit  Committee,   composed  entirely  of
          independent directors;

     -    The revision of the existing Information Disclosure Policy;

     -    The enactment of an Insider Trading Policy; and

     -    The formalizing and streamlining of its internal controls system.

For details regarding the Audit Committee and the Code of Ethics please refer to
Item  16.A.  "Audit  Committee  Financial  Expert"  and to Item  16.B.  "Code of
Ethics."

In November 2003, the SEC approved changes to the NYSE's listing standards related to the corporate governance practices of listed companies. Under these standards, Rostelecom is required to disclose any significant differences between the corporate governance practices that Rostelecom follows under Russian law and applicable listing standards and those followed by U.S. domestic companies under NYSE listing standards. This disclosure is posted on the Company's website (http://www.rt.ru/en/icenter/administration/standard/index.
wbp).


New Standard & Poor's Ratings

On November 13, 2003, the independent rating agency Standard & Poor's ("S&P") upgraded Rostelecom's long-term credit rating to "B" from "B-" with a positive outlook.

S&P commented in its report that the rating upgrade reflects Rostelecom's gradual debt reduction, the effects of the recent change in the Russian interconnection regime, and, importantly, its recent restructuring and the elimination of any uncertainties in respect of the Company's yen-denominated debt to the Russian Ministry of Finance. S&P also noted that the overall strong growth of the Russian telecommunications market and the tangible results of its management's efforts in cost reduction and securing Rostelecom's dominant market position have further contributed to the improved credit standing of the Company.

The positive outlook reflected an expectation that Rostelecom would further improve its capital structure through positive cash flow generation and the sale of RTC-Leasing. The Company is also expected to increase revenue growth above the level of inflation, based on improved interconnection arrangements and active protection of its market position in the major telecommunications market of Moscow.

On January 28, 2004, Rostelecom was awarded a corporate governance score of 6.4 (out of a possible 10) by S&P.

S&P commented that this corporate governance score is driven by good financial transparency, timely disclosures, easy access to most of the Company's information via an informative bilingual website, and a proactive approach regarding investor relations. According to S&P analysts, Rostelecom is noticeably ahead of most of its domestic peers, and is in line with many of its foreign peers in terms of transparency and investor relations.

S&P also strongly commended Rostelecom's management for its diligence in upholding shareholders' rights, the procedures governing shareholders' meetings and dividend policy and the smooth functioning of its relations with its financial stakeholders.

Rostelecom's corporate governance score was the second highest among Russian companies at the time it was assigned by S&P and the highest currently assigned by S&P to any company within the Svyazinvest group.


Investor Relations development

At the first Annual IR Magazine Russia Conference and Awards 2004 held in Moscow on January 29, 2004, Rostelecom was ranked first in the category for most progress in investor relations, while Anna Kareva, Rostelecom's Director for Public and Investor Relations, won the award for best investor relations officer.

Over 20 leading Russian companies whose shares are traded on Russian and international stock exchanges competed for the awards in nine categories. Winners were determined on the basis of a survey of analysts and fund managers covering the Russian equity market, conducted by an independent research firm.


Restructuring of Rostelecom's Obligations to RTC-Leasing and Sale of RTC-Leasing

In 2003, Rostelecom completed a series of transactions through which it divested its remaining interest in its former consolidated subsidiary RTC-Leasing, a provider of financial leasing services to Russian companies involved in the telecommunications industry. RTC-Leasing also holds interests in a number of companies that provide leasing services in Russia, engage in financial and banking activities, as well as in several telecommunications operators in Russia.

From 1998 to 2001, Rostelecom leased most of its telecommunications infrastructure from RTC-Leasing pursuant to various leasing agreements in order to take advantage of favorable Russian tax treatment. During such period, leasing agreements with Rostelecom made up almost 100% of RTC-Leasing's leasing portfolio. As of the beginning of 2001, Rostelecom's gross lease payments due to RTC-Leasing amounted to approximately RUR 13 billion.

From the beginning of 2001, Rostelecom began to purchase, rather than lease, its telecommunications equipment from third parties, reducing the importance of Rostelecom's relationship with RTC-Leasing. In addition, RTC-Leasing became less strategically important to Rostelecom as it was able to secure financing on more favorable terms from third party sources, while Rostelecom maintained its guarantee of the majority of RTC-Leasing's debt to third parties, all of which contributed to Rostelecom's relationship with RTC-Leasing becoming less economically viable. As a result, in September 2001, Rostelecom offered a number of strategic investors interests in RTC-Leasing to finance the diversification of RTC-Leasing's business and the expansion of its client base with a view to making RTC-Leasing a more profitable business. With the expansion of its leasing business with third party customers, RTC-Leasing's leasing business with Rostelecom fell to approximately 60% of RTC-Leasing's overall leasing portfolio as of end of 2002.

In May 2003, in light of RTC-Leasing's business development, Rostelecom agreed with RTC-Leasing's other shareholders to restructure its obligations to RTC-Leasing and sell its interest in RTC-Leasing to a third party. On October 2, 2003 and subsequently on December 26, 2003, Rostelecom and RTC-Leasing amended the terms of the leasing agreements between Rostelecom and RTC-Leasing. The amended leasing agreements stated that: (i) title to the equipment leased by Rostelecom under the leasing agreements would be transferred to Rostelecom upon the assignment of RTC-Leasing's rights to a third party, or the termination of Rostelecom's obligations, under the leasing agreements, and (ii) Rostelecom would pay RTC-Leasing RUR 3,140.4 million (VAT exclusive) on January 28, 2004 and RUR 1,958.5 million (VAT exclusive) on January 30, 2034. The amended leasing agreements came into force upon receipt by Rostelecom of a letter dated October 7, 2003 from RTC-Leasing confirming that (i) RTC-Leasing had met all its obligations secured by guarantees or pledges of Rostelecom, and (ii) the equipment, which was the subject of the leasing agreements, was free from any security interests.

On October 22 and 27, 2003, Rostelecom sold its 27% interest in RTC-Leasing for RUR 740 million to CJSC Raiffeisenbank Austria ("Raiffeisenbank"), acting as a broker for an undisclosed third-party purchaser. Raiffeisenbank orally confirmed on the date of the transaction and in a letter dated May 19, 2004, that its client was not, and had never been, a related party of Rostelecom.

Before December 31, 2003, Rostelecom effectively paid to RTC-Leasing RUR 3,520 million by purchasing promissory notes issued by RTC-Leasing.

On January 24, 2004, Rostelecom entered into a number of novation agreements (the "Novation Agreements") with RTC-Leasing whereby Rostelecom's obligations under the leasing agreements to make a payment of RUR 1,958.5 million to RTC-Leasing in 2034 were terminated and Rostelecom assumed a debt obligation to RTC-Leasing of RUR 1,958.5 million (plus VAT at 18%) due in 2038 which accrued interest at 0.1% per annum.

The conditions for the transfer of titleof the leased property pursuant to the amended leasing agreements thus satisfied, on January 30, 2004, RTC-Leasing transferred to Rostelecom the title to the leased telecommunications equipment. On February 12, 2004 RTC-Leasing assigned its rights over Rostelecom's substituted obligation to Westelcom for consideration of RUR 368.1 million. As of June 30, 2004, the Group had no outstanding obligations to RTC-Leasing.

In connection with the disposal of subsidiaries, Rostelecom recognized loss of RUR 1,398 million (including write-down of property, plant and equipmentof RUR 419 million).

For additional details regarding the sale of RTC-Leasing and the restructuring of Rostelecom's leasing agreements details please refer to Item 4.A. "Acquisitions", Item 4.A. "Divestitures", Item 10.C "Material Contracts" and
Note 23 to Rostelecom's consolidated financial statements included elsewhere in this Annual Report.


Introduction of the New Settlement System

In July 2003, the FAS abolished the ISR for settlements between Rostelecom and regional operators and approved the new settlement system for DLD traffic transit with effect from August 1, 2003.

Under the ISR, regional operators were not paid by Rostelecom for the termination of incoming traffic. Regional operators were instead compensated on the basis of outgoing traffic only (although incoming traffic was considered when setting the ISR). The ISR operated through offsetting termination charges between regional operators based on the balance of incoming and outgoing traffic between their respective regions, with settlements made for the outgoing traffic only. As the ISR was calculated once a year on the basis of the previous year's traffic data, the ISR could not account for the frequent changes in incoming and outgoing volumes of operators' traffic during the year, leading to distortions in settlements. While the ISR was used for settlements, alternative operators were able to bypass Rostelecom's network and to offer regional operators more competitive settlement rates for DLD traffic than Rostelecom, thus resulting in the receipt of lower revenues by Rostelecom.

The new settlement system is in line with established world practices and is expected to provide a stimulus for the further development of the Russian telecommunications market. The Company believes that the new settlement system improved pricing transparency, enhanced the degree of precision by which operators can settle their monetary obligations to each other and remove the economic rationale for operators to bypass Rostelecom's network with the result that the Company's share of DLD traffic volume and its revenues will increase.

Under the new settlements system, Rostelecom began to bill the regional operators for the transit of DLD calls calculated using the Linear Settlement Rate and to pay regional operators for the termination of DLD calls calculated using the Termination Settlement Rate. Previously, Rostelecom made no payments for termination and recognized revenue for the transit of the traffic on the basis of the ISR.

The Company expects that payments to regional operators for all actual terminated minutes of traffic will encourage operators to route their traffic through Rostelecom's network thereby increase Rostelecom's traffic transit and revenues. In this way, the new settlement system should provide for equal terms for all operators interconnected to Rostelecom's network on the trunk level, irrespective of ownership. For more information, please see Item 4.B. "Business Overview."


Rostelecom Investment Policy Highlights

The main objective of Rostelecom's investment program is to further develop and modernize its integrated digital telecommunications network, which is expected to strengthen the Company's position in all segments of Russia's long-distance telecommunications market.

The investment program focuses on the following major areas:

     - Reconstruction of existing telecommunications trunk lines using dense wavelength division multiplexing ("DWDM") technology aimed at an increase in the network's throughput capacity by a multiple of 10 or even 100. Networks using this technology operate much faster, have a larger capacity, and relatively low production costs;

     -    Expansion   of   existing   Automatic    Switching   Nodes   ("ASNs"),
          International   Switching  Centers   ("ISCs"),   and  Automatic  Trunk
          Exchanges ("ATEs");

     - Construction of a modern flexible multiplexers network in order to optimize operation of the trunk network, and to provide customers with the option to lease digital channels with optimal throughput capacity;

     - Construction of high-speed fiber optic telecommunications trunk lines which will provide the Company with access to new international routes, link the Russia's major cities to the Company's network, as well as create a backup system for existing telecommunications lines; and

     - Phasing out of analog trunk lines along with the expansion of the digital network.


Capital Expenditures

To achieve its strategic objectives, in the mid-1990's the Company began construction of a modern telecommunications infrastructure and expansion of its primary network and implemented new technologies which enabled the Company to enlarge the scope of services it provided to various customers. The Company's investment policy was to focus primarily on utilizing internal sources, such as cash from operations, and possibly external debt financing.

Capital construction and investments in 2001

In 2001, the Company invested approximately RUR 3,663 million in the development of several fiber optic line networks and communications facilities. The following facilities were put into operation: 1,686.8 kilometers of fiber optic lines (FOL), long-distance switches with 10,800 channels, international telephone exchanges with 1,320 channels, one satellite station and a telephone exchange with 2,600 numbers.

The most significant investment projects implemented in 2001 were as follows:

     -    Kizlyar to Grozny FOL;

     - Two sections of Volgograd to Rostov-on-Don FOL and Volgograd to Elista to Budennovsk FOL;

     -    Lyuban to Issad FOL;

     -    Issad to Petrozavodsk FOL;

     -    Expansion of the three ATEs of Moscow and the Moscow Ring FOL; and

     -    The launch of a telephone exchange in Murmansk.


Capital construction and investments in 2002

In 2002, the Company invested approximately RUR 2,696 million in its property, plant and equipment.

The most significant investment projects implemented in 2002 were as follows:

     - Russia to Kazakhstan FOL created a second point of access to Kazakhstan for Rostelecom's trunk network. The line that connects the Russian and Kazakh ISCs has completed the loop of existing telecommunications lines between Russia, Kazakhstan, and China.

     - Baltic Cable System Project (first stage) was developed in conjunction with the Swedish firm Telia (now TeliaSonera) and included the modernization of the Moscow to St. Petersburg to Kingissep line using DWDM technology, as well as the expansion of the Company's participation in international cable systems. The subsequent stages of the project will be undertaken by TeliaSonera.

     - Expansion of traffic capacity of the Moscow to Novosibirsk FOL and Moscow to Novorossiysk FOL. In addition to expanding the capacity of these important trunk lines, these projects also include the creation of new lines, as well as the expansion of existing digital links, to Russia's major cities. During 2002 the modernization of the route from Moscow to Samara on the Moscow to Novosibirsk line was completed using DWDM equipment produced by Huawei Technologies. In October 2002, the Company received this DWDM equipment from a non-related party, free of charge.

     - Flexible Multiplexers Network (First & Second stages) is expected to enable the Company to optimize network operations and satisfy customer needs to the highest standards by increasing its ability to provide digital channels with the necessary throughput capacity.


Capital construction and investments in 2003

In 2003, the Company invested approximately RUR 3,579 million in its property, plant and equipment.

The most significant investment projects implemented in 2003 were as follows:

     - Yoshkar-Ola to Kirov FOL with link to Cheboksary provides a modern high-performance transmission line giving Kirov and Cheboksary ATEs with access to the primary trunk network and providing Yoshkar-Ola's ATE with secondary access to the trunk network.

     - Gatikha to Apastovo FOL (first stage) provides a backup for the European part of the Moscow to Khabarovsk trunk line, and provides Nizhny Novgorod and Cheboksary ATEs with access to the Company's trunk network.

     - International Russia to Azerbaijan FOL connects the Russian and Azerbaijan ISCs, and strengthens Rostelecom's market position in traffic exchange in the Caucasus and the Middle East.

     - Expansion of ATEs and ASNs increases the number of the Company's long-distance and international channels and improves the quality and range of communications services.

     - Conversion of an analog communications system into a digital communications system. In 2003 the Company implemented the first part of its program for the additional installation of analog to digital converter equipment as a substitute for analog communications in connection with the decommissioning of analog transmission lines.


Main directions of development in 2004 and beyond

Rostelecom plans to invest approximately RUR 4,000-5,000 million annually for projects from 2004 to 2006. The Company plans to use cash from operations and external financing sources for this investment program. The investment program for 2004 and subsequent years includes the following major projects:

     - Kaliningrad to Gvardeisk to Sovetsk FOL with a link to the Lithuanian border. This project, completed in February 2004, links Kaliningrad to Rostelecom's network by a digital line thus expanding the Company's international network. The main goal of the project is to digitalize Kaliningrad's trunk network and to ensure high quality telecommunications connections between this region and the rest of Russia. The introduction of the fiber-optic line and international switching center is expected to create the opportunity for substantial DLD and ILD traffic growth, the development of the Internet network and the introduction of new services in the Kaliningrad region.

     - Gatikha to Apastovo FOL (second and third stages) will provide a backup for the European part of the Moscow to Khabarovsk trunk line, and will provide Nizhny Novgorod and Cheboksary ATEs with access to the Company's trunk network.

     - Expansion of traffic capacity of the Novosibirsk to Khabarovsk FOL through the installation of DWDM equipment will expand the capacity of this important backbone line of Rostelecom's network and which is expected to allow the Company to compete for a greater amount of transit traffic between Europe and Asia.

     - Ekaterinburg to Perm FOL will complete the loop for the Moscow to Khabarovsk line in the Volga and Urals regions.

     - Kingissep to Smolensk to Moscow FOL with links to Belarus and Latvia will create a loop in the North-Western region, and provide a back-up for the Baltic Cable System.

     - Ufa to Orenburg FOL will create the second digital interconnection to Orenburg's ATE.

     - Construction of ISCs and ITEs is expected to increase the Company's existing switching capacity, the number of the Company's long-distance and international channels and to improve the quality and range of its communications services.

     - Modernization of ASNs will allow for the interconnection of additional operators, the expansion of channel capacity and improvement in the quality of service offered.

     - Creation of a center for monitoring the Signaling System (SS -7) network is expected to improve the management of the Company's network and enhance its billing capacity.

     - Implementation of a new modern billing system designed to service both subscribers and operators, is expected to improve the quality of the Company's customer service, optimize receivables settlement and improve the system for monitoring and accounting for communications traffic and revenues.


Acquisitions

No material acquisitions were made during 2003.

On January 30, 2004, the Company finalized the acquisition from RTC-Leasing of the title to the telecommunications equipment previously leased by Rostelecom from RTC-Leasing. For details please refer to Item 10.C. "Material Contracts."

On April 27, 2004, the Company and Westelcom entered into a substitution agreement in relation to the Black Sea Fiber Optic Cable System (BSFOCS) whereby Westelcom was replaced by Rostelecom as a participant in the BSFOCS. In accordance with the agreement Rostelecom paid Westelcom RUR 160 million.

On April 27, 2004, the Company and Westelcom entered into a substitution agreement in relation to the underwater Russia to Georgia FOL whereby Westelcom was replaced by Rostelecom as a participant in such FOL. In accordance with the agreement Rostelecom paid Westelcom RUR 134 million.

On April 27, 2004, the Company and Westelcom entered into an agreement for the sale of two International Traffic Exchanges ("ITEs") in Moscow and Saint-Petersburg. In accordance with the agreement Rostelecom paid Westelcom RUR
54.9 million.

On April 27, 2004, the Company and Westelcom entered into an agreement for the sale of telecommunications equipment consisting of the data transfer node. In accordance with agreement Rostelecom paid Westelcom RUR 17.7 million.

Divestitures

The Group made the following divestitures during 2003 and during 2004 (as of June 30, 2004):

On September 17, 2003, the Company and CJSC Sky Link (a Russian mobile operator company) entered into an agreement under which the Company undertook to transfer to Sky Link 23,500 ordinary shares and 5,875 preferred shares in OJSC Mobile Cellular Communications (MCC) (a Russian mobile operator company), each with a nominal value of RUR 10. The purchase price paid by Sky Link was U.S.$ 5.45 million (VAT not applicable). The share transfer was registered in November 24, 2003. As a result of the transaction, the Company divested its entire 23.5% interest in MCC.

On October 22, 2003, the Company and Raiffeisenbank, acting as a broker for an undisclosed third party purchaser not related to the Company, entered into a Stock Sale and Purchase Agreement in respect of 669,554 common registered non-documentary shares of RTC-Leasing, with a nominal value RUR 10 per share, comprising, 16.038% of the charter capital of RTC-Leasing. The purchase price paid by Raiffeisenbank was RUR 438.5 million (value added tax ("VAT") not applicable). The share transfer was registered on October 24, 2003. As a result of the transaction, the Company's interest in RTC-Leasing decreased from 27.064% to 11.026%. For details please refer to Item 10.C. "Material Contracts", and the consolidated financial statements included elsewhere in this Annual Report.

On October 27, 2003, the Company and Raiffeisenbank, acting as a broker for a third party purchaser not related to the Company, entered into a Stock Sale and Purchase Agreement in respect of 460,319 common registered non-documentary shares of RTC-Leasing, with a nominal value of RUR 10 per share, comprising, 11.026% of the charter capital of RTC-Leasing. The purchase price paid by Raiffeisenbank was RUR 301.5 million (VAT not applicable). The share transfer was registered on October 27, 2003. As a result of the transaction, the Company divested its remaining 11.026% interest in RTC-Leasing. The decision on the sale was taken by the Board of Directors of the Company on September 30, 2003. For additional details please refer to Item 10.C. "Material Contracts", and the consolidated financial statements included elsewhere in this Annual Report.


4.B.  Business Overview

Overview

Rostelecom is Russia's national long-distance telecommunications operator. It owns and operates a nationwide trunk telecommunications network. Rostelecom holds the leading position in this market in the Russian Federation and carries the bulk of Russia's long-distance and international traffic. Throughout the country the Company renders international and domestic long-distance traffic throughput services to Russian operators, including each of Russia's seven IRCs, alternative operators and mobile operators. The Company currently is the only telecommunications operator licensed to carry wholesale long-distance and international traffic in Russia and therefore holds a monopolistic position in this market. Local operators, including IRCs, bill their own local customers for outgoing domestic long-distance and international calls, while Rostelecom bills the operators for the traffic throughput using the new settlement system, effective August 1, 2003. In Moscow, Rostelecom provides domestic long-distance and international telecommunications services to end-users through the local access network of a local operator, and bills customers directly. In addition, Rostelecom provides telecommunications services to various government-funded entities and government ministries across Russia and ensures the operation of the ground-based network of most television and radio broadcasting channels. Rostelecom also has the exclusive right to terminate incoming international voice traffic from international operators.

The Company's trunk network, which transmits the majority of Russia's domestic and international traffic, is comprised of nearly 200,000 kilometers of digital and analog lines. As of December 31, 2003, its digitalization level in terms of channel kilometers was 76.3% of its total network while the digitalization level of its switching equipment exceeded 90%. The Company has completed a major part of the construction of its domestic long-distance digital transit network based on eight ASNs. Today, 100% of the Company's ATEs, which are stations that collect voice traffic and automatically sort and retransmit it to the Company's ASNs and ISCs, are connected with them through two or more paths. For additional information, see "Switches" and "Current Structure of the Russian Telecommunications Industry" below.

Rostelecom has completed the construction of a fully connected international digital network based on 11 ISCs. The Rostelecom network ensures the availability of international telecommunications services in most geographic locations in Russia. The Company has direct access to 72 countries and participates in 30 international cable systems. Rostelecom maintains relationships with more than 440 international operators and network administrations.

Russia is a member of the International Telecommunications Union ("ITU"), a specialized intergovernmental organization under the United Nations Organization which facilitates guidelines and agreements regulating telecommunications. The ITU is designed to coordinate, standardize and internationally regulate the telecommunications industry on a worldwide scale. Though established international standards are sufficiently effective to regulate communication services and settle disputes, Rostelecom is seeking to strengthen its relations with all international operators to which it has direct channels through relevant written arrangements.

Rostelecom has implemented and is developing a variety of services, largely complementing its existing international and domestic long-distance communications services. Rostelecom also provides multimedia communications services, offers digital channels for lease and distributes television and radio programs through its network among broadcasters in the whole territory of the Russian Federation.

Rostelecom's principal markets are as follows:

     -    International market of communications operators;

     -    Russian market of traditional and alternative local operators; and

     -    Russian market of end-users of communications services in Moscow.

For details with regards to revenues on each principal  market,  please refer to
Note 22 to the consolidated financial statements.

Prior to December 1, 2003 the Group conducted certain leasing and banking and investments activities. As part of management's efforts to concentrate on the Company's core business segment, as of December 1, 2003, the Company discontinued its leasing and banking and investing business segments. The operations in these business segments were conducted through RTC-Leasing and its subsidiaries. For details, see Item 10.C. "Material Contracts" and the consolidated financial statements included elsewhere in this Annual Report.


Seasonality

The demand for Rostelecom's services can be characterized as stable, without any marked seasonal fluctuations. Any notable seasonal fluctuations in demand for telecommunications services occur only on particular dates - public holidays or nationwide events. The range of the Company's services minimizes any seasonal fluctuations in the market.


Network and Facilities

Rostelecom provides its international and domestic long-distance telecommunications services through its ground and submarine cables, microwave lines and satellites. The resources of the trunk transportation network ensure the transfer of any type of information. Rostelecom's digital network based on Synchronous Digital Hierarchy ("SDH"), a European standard used for long-range data transmission, and DWDM technologies covers practically the entire territory of the Russian Federation.


Primary Communications Network

Rostelecom's primary network consists of trunk cables linked to the IRCs' networks and to Rostelecom's ISCs for connections with foreign operators, as well as a satellite communications network. As of December 31, 2003, the Company's digital network comprised 38,300 kilometers, including 27,100 kilometers of FOLs and 11,200 kilometers of digital microwave lines. A fundamental component of the network are high-capacity FOLs between Moscow and Novorossiysk, Moscow and St. Petersburg, and Moscow and Khabarovsk, as well as a satellite communications network that includes three junction centers in Moscow, Novosibirsk and Khabarovsk and nine periphery switches in Barnaul, Kirov, Gorno-Altaysk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk and Salekhard.

The Company has installed international FOLs accessing Finland, Denmark, Turkey, Italy, Japan, Korea, China, Estonia, Kazakhstan, Ukraine and Belarus. Major foreign operators can now send their unswitched traffic through Russia. As new digital communication lines are built, the Company regularly phases-out its analog transmission lines. Thus, 8.6 thousand kilometers of trunk lines and
19.25 thousand kilometers of analog microwave cables were phased-out and substituted by digital lines and cables during the period of 1998 through 2003.

The following table details the principal lines of communication that make up Rostelecom's primary network as of December 31, 2003:

                    Line                     Type of line      Length (km)     Transmission      Channels
                                                                                  rate (Mbits/sec)
----------------------------------------- --------------------- ------------- ------------------ ------------
Moscow to Khabarovsk                      Digital Microwave        7,977           6 x 155         11,340
Moscow to Novosibirsk                     Fiber Optic Cable        3,970            9,952          120,960
Moscow to St. Petersburg                  Fiber Optic Cable        1,163            9,952          120,960
Moscow to St. Petersburg (part of         Fiber Optic Cable        1,163            9,952          120,960
Baltic Cable System)
Nakhodka to Naoetsu to Pusan              Submarine Fiber          1,762             565           15,360
                                          Optic Cable
Nakhodka to Khabarovsk                    Fiber Optic Cable         897            2 x 622         15,120
Kingisepp to Copenhagen                   Submarine Fiber          1,210*          2 x 565         15,360
                                          Optic Cable
Kingisepp to St. Petersburg               Suspended Fiber           191            2 x 622         15,120
                                          Optic
St. Petersburg to Kingisepp to Moscow     Digital Microwave         949            3 x 140          5,760
Novorossiysk to Istanbul to Palermo       Submarine Fiber          3,420*            565           15,360
                                          Optic Cable
Novorossiysk to Odessa to Varna           Submarine Fiber          1,380             622            7,560
                                          Optic Cable
St. Petersburg to Finland                 Fiber Optic Cable        197**             622            7,560
Kingisepp to Tallinn                      Fiber Optic Cable         26**            2,488          30,240
Moscow to Novorossiysk                    Fiber Optic Cable        1,653            2,488          30,240
Khabarovsk to Harbin (China)              Fiber Optic Cable        150**             622            7,560
Perm to Ekaterinburg                      Digital Microwave         565            2 x 155          3,780
Apastovo to Shigony                       Fiber Optic Cable         220              622            7,560
Ivanovka to Vladivostok                   Fiber Optic Cable          61              622            7,560
St. Petersburg to Lyuban to Luga          Fiber Optic Cable         289             2,488          30,240
Zadonsk to Lipetsk to Tambov              Fiber Optic Cable         270              622            7,560
Apastovo to Kazan                         Fiber Optic Cable         132              622            7,560
Russia to Kazakhstan (eastern segment     Fiber Optic Cable        220**             622            7,560
of border)
Vladimir to Vologda, with branches        Fiber Optic Cable         665              622            7,560
to Ivanovo, Kostroma and Yaroslavl
Overlay digital network in Moscow         Fiber Optic Cable         709            2 x 622         15,120
Region Tula to Kaluga                     Fiber Optic Cable         212             2,488          30,240
Kaluga to Belgorod up to Ukrainian        Fiber Optic Cable        974**            2,488          30,240
border, with branches to Bryansk,
Kursk and Belgorod

                    Line                          Type of line      Length (km)     Transmission      Channels
                                                                                  rate (Mbits/sec)
--------------------------------------------- --------------------- ------------- ------------------ ------------
Moscow to Minsk, with branch to Smolensk      Fiber Optic Cable        480**            2,488          30,240
Tyumen to Surgut                              Digital Microwave         712            2 X 155          3,780
Samara to Orenburg                            Digital Microwave         386              155            1,890
Apastovo to Malaya Purga, with branches to
Kazan, Naberezhnyie Chelny, Izhevsk and       Fiber Optic Cable         661             2,488          30,240
Yoshkar-Ola
Novosibirsk to Khabarovsk                     Fiber Optic Cable        5,480            2,488          30,240
Novorozhdestvenskaya to Stavropol to          Fiber Optic Cable         270             2,488          30,240
Makhachkala
Novorozhdestvenskaya to Stavropol to
Kropotkin to Pyatigorsk to Budennovsk with    Fiber Optic Cable         458             2,488          30,240
branches to Mineralnyie Vody, Kislovodsk
Budennovsk to Kizlyar to Makhachkala with
branches to Cherkessk, Nalchik, Nazran and    Fiber Optic Cable         901             2,488          30,240
Vladikavkaz
Aksay to Lugansk                              Fiber Optic Cable         36**             622            7,560
Samara to Saratov to Volgograd                Fiber Optic Cable         928           2,488 o 2        60,480
Perm to Izhevsk                               Fiber Optic Cable         657             2,488          30,240
Volgograd to Rostov-on-Don                    Fiber Optic Cable         516             2,488          30,240
Volgograd to Elista to Budennovsk             Fiber Optic Cable         560             2,488          30,240
Kizlyar to Grozny                             Fiber Optic Cable         140              155            1,890
Lyuban to Issad                               Fiber Optic Cable         140             2,488          30,240
Issad to Petrozavodsk                         Fiber Optic Cable         319             2,488          30,240
Russia to Kazakhstan (Western segment)        Fiber Optic Cable        455**            2,488          30,240
Yoshkar-Ola to Kirov                          Fiber Optic Cable         465             2,488          30,240
Moscow Ring                                   Fiber Optic Cable          8              9,952          120,960
Russia to Azerbaijan                          Fiber Optic Cable        201**             622            7,560

     *    Length of link owned by Rostelecom. See also below - "Submarine
          Cables."
     **   Length to the state border.


Switches

Rostelecom owns 11 ISCs and ITEs, which allow for efficient ILD traffic management, including three in Moscow, two in St. Petersburg (Lyuban) and one each in Rostov-on-Don, Samara, Ekaterinburg, Novosibirsk, Khabarovsk and Murmansk. The combined capacity of these switches is 123,940 channels. In addition, the Company has eight ASNs, which allow for efficient DLD traffic management, and which are interconnected by digital channels and nine ATEs that provide access to DLD service to local users, including eight in Moscow and one in Pavlov Possad. The ASNs and their connecting digital channels constitute an integrated services digital network ("ISDN") with channel switches to which the networks of IRCs and alternative operators are connected. The ATEs of Moscow and Pavlov Posad route domestic long-distance traffic between switching centers as well as directly to and from end-users.

As of December 31, 2003, the Company's domestic long-distance trunk network consisted of 198,100 digital and 22,910 analog lines. Approximately 93.5% of all digital channels are connected through the Signaling System ("SS-7"). Approximately 96.8% of all Russian ATEs have access to the digital transit network.

67 ATEs are able to provide ISDN services through the domestic long-distance network. The Company uses the open network of multimedia communications. Connected to this network are subscriber units in 77 Russian regions and nine retail outlets. Subscribers connected to the open network of Rostelecom's multimedia communications can participate in, and arrange, both bilateral and multilateral video conferences, discuss and jointly edit textual and graphic documents, receive and send files, and receive and send various audio and video information.

Submarine Cables

As part of its program to expand and upgrade its international telecommunications capabilities, Rostelecom utilizes modern submarine cables to establish traffic links between Russia and other countries. The Company is the terminal party and the major capacity owner in three international fiber optic cable systems: Denmark-Russia 1 ("DK-R1"), Russia-Japan-Korea ("R-J-K") and Italy-Turkey-Ukraine-Russia ("ITUR"). Rostelecom owns approximately 50%, 33% and 30% of the DK-R1, R-J-K and ITUR systems, respectively. The remainder is controlled by various international operators.

In order to provide access to these systems and to establish direct high-quality international lines to remote sites of the world, Rostelecom participates in the construction of, and acquires capacity in, many international cable systems.

As of June 30, 2004, the Company had interests in, or an indefeasible right of use of, 27 other cable systems, including global cable system projects such as Fiber Line Around the Globe (UK - Middle East - Japan), Asia-Pacific Cable, Canada-Transatlantic system, Trans-Pacific Cable (Japan - USA), South-East Asia
- Middle East - Western Europe system, and Trans-Atlantic system.


Satellite Communications

Before January 2003, Rostelecom leased satellite channels from Lockheed Martin Intersputnik. In 2002, the Company formalized a plan to discontinue using Intersputnik's satellite LMI-1 from February 2003. In February 2003, the Company switched its satellite communications system from the LMI-1 satellite to the Russian earth satellite vehicle Express-A.

Rostelecom also arranged for international fixed satellite channels using land-based space telecommunications stations owned by CJSC Teleport TP, a Russian satellite telecommunications company, and the Federal State Unitary Enterprise Space Communications ("FSUE SC"), a Russian company. The Company leases satellite channels from CJSC Teleport TP for an indefinite period of time, which operates through three satellites in the Intelsat systems. FSUE SC provides Rostelecom with channels through its 5 satellites and 4 land-based stations.

The satellite communications network is operated by three nodal land-based stations and nine periphery land-based stations in the Russian territory. The composition and the locations of the land-based satellite communications stations were determined by the Company based on the secondary network requirements for, among other things, access to the trunk network through ASNs and trunk digital communications.

Rostelecom, being the principal operator of the public network system that provides all types of telecommunications services and connects state-owned networks and communications operators, is able to provide the following services:

     -    Access to both ILD and DLD communication throughout Russia;

     - Testing and passing of signal load through SS-7, which allows for the coordinated operation of all types of digital networks based on the digital transit network;

     -    Multimedia communications (videoconferencing);

     -    ISDN and intellectual network services; and

     -    Lease of channels with any throughput capacity.


Rostelecom's Cooperation with Mobile Communications Network Operators

The  Company's   cooperation  with  Russian   operators  of  land-based   mobile
communications networks is aimed at expanding its high-quality network services, including the establishment of national and international roaming.

As of December 31, 2003, the Company provided international roaming for the major Moscow-based and regional mobile communications operators connecting them with 362 international mobile operators in 158 countries, including CIS countries and the Baltic states.

In order to broaden the spectrum of its communications services and to upgrade communications with Russia's remote regions, Rostelecom, in partnership with Globalstar L.P., has launched the development of the Russian segment of the Globalstar Global System for Mobile Satellite Communications. In order to implement the project for the establishment of the Russian segment of Globalstar and subsequently provide mobile satellite communications services in Russia, in 1996, the Company and Globalstar L.P. set up CJSC GlobalTel ("GlobalTel"), a US-Russian joint venture. Rostelecom believes that the pooling of Globalstar's modern global mobile satellite communications facilities with the capacity of the Company's domestic long-distance trunk network creates additional opportunities for establishing national and international roaming and for selling communications services to Russian users. The Russian segment of the Globalstar system has been in commercial operation since the end of 2000.


Services

International Traffic

The Company is the primary provider of international telecommunications services in Russia. It provides the switching and transmission infrastructure that connects the Russian domestic telecommunications trunk network with foreign networks and, in coordination with foreign telecommunications operators, facilitates the transmission of global telecommunications traffic. According to Company estimates, at the end of 2003 Rostelecom's market share in the international sector was as follows (measured by traffic minutes):

     -    Outgoing ILD traffic transit - 65%; and

     -    Incoming ILD traffic transit - 60%.

In 2003, Rostelecom's volume of outgoing ILD traffic amounted to 1,323 million minutes (including 338 million minutes from end-users and 985 million minutes from Russian operators). In 2003, outgoing ILD traffic increased by 7% from the previous year and was primarily due to the further upgrade of the Rostelecom network, expansion of local access networks by the IRCs and the overall increase of per capita income in Russia.

In 2003, Rostelecom's volume of incoming ILD traffic from international operators amounted to 1,207 million minutes. In 2003, incoming ILD traffic increased by 24% from the previous year, reflecting Rostelecom's growing market share.

In 2003, ILD revenue decreased by 5% to RUR 12,069 million, or 38% of Rostelecom's revenues, compared to RUR 12,737 million, or 46% of Rostelecom's revenues in 2002 and to RUR 16,333 million, or 54% of Rostelecom's revenues, in 2001.

The tables below show data on Rostelecom's incoming and outgoing international traffic:

     International traffic with foreign countries, excluding traffic to and from the Commonwealth of Independent States (CIS) countries and the Baltic states, (in million minutes, except
                      percentages) for the last three years

                                             2001                  2002                  2003
                                    --------------------- --------------------- ---------------------
Outgoing traffic                             287                  289.2                  309
Outgoing traffic growth (% per annum)         2%                   0.8%                  6.9%
Incoming traffic                             416                   485                   689
Incoming traffic growth (% per annum)        -1%                  16.6%                 42.1%
Total traffic                                703                  774.2                  998

        International traffic with the Baltic states (in million minutes, except percentages) for the last three years

                                             2001                 2002                  2003
                                     --------------------- -------------------- ---------------------
Outgoing traffic                             48.1                 44.4                   53
Outgoing traffic growth (% per annum)         27%                 -7.7%                  19%
Incoming traffic                              23                  25.3                   33
Incoming traffic growth (% per annum)        -18%                  10%                  30.5%
Total traffic                                 71.1                 69.7                  86

        International traffic with the CIS countries (in million minutes, except percentages) for the last three years

                                              2001                 2002                  2003
                                      --------------------- -------------------- ---------------------
Outgoing traffic                              747                   901                  962
Outgoing traffic growth (% per annum)          19%                  20.6%                 6.7%
Incoming traffic                              430                   463                  485
Incoming traffic growth (% per annum)          -4%                  7.7%                  4.8%
Total traffic                                1,177                 1,364                 1447

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

    Minutes of international incoming and outgoing calls (in million minutes)
                            for the last three years

Country                               2001                  2002                  2003
                              --------------------- --------------------- ---------------------
Germany                               113                   108                   157
United States of America               72                   147                   129
United Kingdom                         29                    20                    60
France                                 25                    28                    33
Italy                                  31                    42                    42
Finland                                21                    20                    54

In 2003, approximately 29% and 10% of outgoing international traffic were initiated from Moscow and St. Petersburg, respectively. Accordingly, the traffic volume and the tariffs level for outgoing international calls, as well as the rate level for outgoing international calls in these two cities, have a material impact on the Company's results of operations.


International Tariffs

The Company establishes the tariffs for outgoing international calls based on the destination of the call and the day and the time of the call. For each outgoing call from IRCs, Rostelecom receives 50% of the total amount that the relevant IRC charges the subscriber initiating the call. Other operators pay Rostelecom for each minute of the outgoing international traffic at a pre-determined settlement rate. For international calls made by Moscow subscribers using MGTS, the Company keeps on average 88% of the tariff proceeds after settlement with the Moscow operator. In turn, Rostelecom pays an agreed termination charge to a foreign operator receiving the outgoing traffic. For incoming international calls, Rostelecom charges foreign operators a pre-determined termination rate.

The tariffs for international calls by subscribers of local operators did not undergo any major changes during 2003, with two exceptions. The adjusted tariffs for St. Petersburg public network subscribers' calls to fixed network subscribers in Norway, Finland and Sweden (calls through mobile operators included) were reduced by 50%, 75% and 30% respectively. In addition, as of October 15, 2003, new tariffs have been introduced for Moscow subscribers, as a result tariffs increased by 5%.

The tables below illustrate the international tariffs effective as of December 31, 2003.

  Tariffs for International Telephone Communications with CIS Countries, Baltic
                       States and other Foreign Countries

           Region                                       Per minute tariff (nominal rubles)
----------------------------- ---------------------------------------------------------------------------------------
                                              For Moscow                             For Saint-Petersburg
                              ------------------------------------------- -------------------------------------------
                                  Peak         Off-Peak       Reduced         Peak         Off-Peak       Reduced
                              -------------- ------------- -------------- -------------- ------------- --------------
                              8 am - 8 pm,     8 pm - 8      24 hours,    8 am - 8 pm,     8 pm - 8      24 hours,
                               local time     am, local       during       local time     am, local       during
                                                 time        holidays                        time        holidays
                              -------------- ------------- -------------- -------------- ------------- --------------
CIS countries:
Belarus, Ukraine                  10.50          7.00          7.00           10.50          7.00          5.25
Moldova                           12.00          8.00          8.00           12.00          8.00          6.00
Azerbaijan, Armenia, Georgia      16.00         16.00          16.00          16.00         16.00          16.00
Kazakhstan, Kyrgyzstan,           12.00          8.00          8.00           12.00          8.00          6.00
Tajikistan, Turkmenistan,
Uzbekistan
Baltic states:
Latvia, Lithuania, Estonia        19.50         13.00          13.00          19.50         13.00          9.75
Foreign countries:
Europe            Tariff 1        15.00         10.00          10.00          15.00         10.00          7.50
                  Tariff 2*       21.90         14.60          14.60          21.90         14.60          10.95
Asia and          Tariff 1        29.40         19.60          19.60          29.40         19.60          14.70
Middle East       Tariff 2**      44.85         29.90          29.90          44.85         29.90          22.43
Vietnam                           22.50         15.00          15.00          15.00         29.90          22.43
Turkey                            15.00         10.00          10.00          10.00         10.00          7.50
Americas          Tariff 1        19.50         13.00          13.00          19.50         13.00          9.75
                  Tariff 2***     38.85         25.90          25.90          38.85         25.90          19.43
Australia, Oceania                35.40         23.60          23.60          23.60         23.60          17.70
Africa                            42.30         28.20          28.20          28.20         28.20          21.15

           Region                  For Moscow and Leningrad regions              For European part of Russia
----------------------------- ------------------------------------------- -------------------------------------------
CIS countries:
Belarus, Ukraine                  10.50          7.00          5.25           10.50          7.00          5.25
Moldova                           12.00          8.00          6.00           12.00          8.00          6.00
Azerbaijan, Armenia, Georgia      16.00         16.00          16.00          16.00         16.00          16.00
Kazakhstan, Kyrgyzstan,           12.00          8.00          6.00           12.00          8.00          6.00
Tajikistan, Turkmenistan,
Uzbekistan
Baltic states:
Latvia, Lithuania, Estonia        19.50         13.00          9.75           19.50         13.00          9.75

Foreign countries:
Europe            Tariff 1        15.00         10.00          7.50           19.50         13.00          9.75
                  Tariff 2*       21.90         14.60          10.95          21.90         14.60          10.95
Asia and          Tariff 1        29.40         19.60          14.70          29.40         19.60          14.70
Middle East       Tariff 2**      44.85         29.90          22.43          44.85         29.90          22.43
Vietnam                           44.85         29.90          22.43          44.85         29.90          22.43
Turkey                            15.00         10.00          7.50           19.50         13.00          9.75
Americas          Tariff 1        19.50         13.00          9.75           24.00         16.00          12,00
                  Tariff 2***     38.85         25.90          19.43          38.85         25.90          19.43
Australia, Oceania                35.40         23.60          17.70          35.40         23.60          17.70
Africa                            42.30         28.20          21.15          42.30         28.20          21.15

           Region                            For Far East                                For Siberia
----------------------------- ------------------------------------------- -------------------------------------------
CIS countries:
Belarus, Ukraine                  18.00         12.00          9.00           15.00         10.00          7.50
Moldova                           18.00         12.00          9.00           18.00         12.00          9.00
Azerbaijan, Armenia, Georgia      16.00         16.00          16.00          16.00         16.00          16.00
Kazakhstan, Kyrgyzstan,           15.00         10.00          7.50           12.00          8.00          6.00
Tajikistan, Turkmenistan,
Uzbekistan
Baltic states:
Latvia, Lithuania, Estonia        25.50         17.00          12.75          19.50         13.00          9.75
Foreign countries:
Europe            Tariff 1        25.50         17.00          12.75          19.50         13.00          9.75
                  Tariff 2*       29.40         19.60          14.70          21.90         14.60          10.95
Asia and          Tariff 1        19.95         13.30          9.98           29.40         19.60          14.70
Middle East       Tariff 2**      30.90         20.60          15.45          44.85         29.90          22.43
Vietnam                           30.90         20.60          15.45          44.85         29.90          22.43
Turkey                            25.50         17.00          12.75          19.50         13.00          9.75
Americas          Tariff 1        18.00         12.00          9.00           24.00         16.00          12.00
                  Tariff 2***     18.00         12.00          9.00           38.85         25.90          19.43
Australia, Oceania                35.40         23.60          17.70          35.40         23.60          17.70
Africa                            42.30         28.20          21.15          42.30         28.20          21.15

Tariffs marked by asterisks apply to the following countries:
* Bosnia and Herzegovina, Hungary, Greenland, Ireland, Iceland, Liechtenstein, Macedonia, Romania, Slovakia, Slovenia and Croatia
** Bangladesh, India, Indonesia (incl. Timor), Jordan, Iraq, Iran, Yemen, Cambodia, China, Kuwait, Laos, Lebanon, Maldives, Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines, Sri Lanka
***  All countries of North and South America except the United States and
     Canada

The following tables set forth special tariffs offered by Rostelecom for the People's Republic of China and Scandinavia:

  Region                                       Per minute tariff (nominal rubles)
------------ --------------------------------------------------------------------------------------------------------
                       For Moscow             For Irkutsk Region, Chita Region   For Khabarovsk Area, Primorski Area,
                                                  and Republic of Buriatiya        Amur Region, Sakhalin Region and
                                                                                      Jewish Autonomous District
             -------------------------------- ---------------------------------- ------------------------------------
               Peak       Off-Peak   Reduced     Peak      Off-Peak     Reduced     Peak      Off-peak      Reduced
             ---------- ----------- --------- ----------- ------------ --------- ----------- ------------ -----------
             8 am - 8   8 pm - 8    24 hours,  8 am - 8   8 pm - 8 am, 24 hours,  8 am - 8   8 pm - 8 am,  24 hours,
             pm, local  am, local    during    pm, local   local time   during    pm, local   local time    during
               time       time      holidays     time                  holidays     time                   holidays
             ---------- ----------- --------- ----------- ------------ --------- ----------- ------------ -----------
China          30.00      20.00      15.00      16.50        11.00       8.25      14.25        9.50         7.13

        Region                                       Per minute tariff (nominal rubles)
                        ---------------------------------------------------------------------------------------------
                                         For Moscow                                For Saint-Petersburg
                        ---------------------------------------------- ----------------------------------------------
                             Peak            Off-Peak       Reduced         Peak          Off-Peak         Reduced
                        ---------------- --------------- ------------- --------------- --------------- --------------
                         8 am - 8 pm,      8 pm - 8 am,    24 hours,     8 am - 8 pm,    8 pm - 8 am,    24 hours,
                          local time        local time       during       local time      local time      during
                                                            holidays                                     holidays
Norway                       9.00             6.00           6.00           7.50            5.00           3.75
Sweden                       10.50            7.00           7.00          15.00           10.00           7.50
Finland                      5.25             3.50           3.50           3.75            2.50           1.88
Finland (mobile)             10.50            7.00           7.00          15.00           10.00           7.50

Since April 1, 2004, Rostelecom has been using the following two types of tariffs for international calls to countries within and beyond CIS borders and to the Baltic states:

     - Reduced tariff effective on work days from 8 p.m. to 8 a.m. local time and twenty-four hours on weekends and holidays; and

     - Business tariff (approximately 1.5 times as large as the reduced tariff) effective on work days from 8 p.m. to 8 a.m. local time.

Rostelecom has also implemented rate increases for international calls that are operator assisted.


Domestic Long-Distance Traffic

In  2003,  Rostelecom  carried  over  79%  of the  DLD  traffic  in the  Russian
Federation.

In 2003, Rostelecom's volume of DLD traffic amounted to 8,220 million minutes (including 1,306 million minutes from end-users and 6,914 million minutes from operators). Domestic long-distance traffic in 2003 increased by 15.2% from the previous year and was primarily due to the further upgrade of the Rostelecom network, expansion of local access networks by the IRCs and the overall increase of per capita income in Russia.

In 2003, DLD revenue grew by 37.5% to RUR 12,970 million, or 40.7% of Rostelecom's revenue, compared to RUR 9,408 million, or 34.0% of Rostelecom's revenue, in 2002 and to RUR 8,713 million, or 28.8% of Rostelecom's revenue, in 2001.

The table below sets forth data on Rostelecom's domestic long-distance traffic.

           Domestic Long-Distance Communications (in million minutes)
                            for the last three years

                                                  2001               2002               2003
                                           ------------------ ------------------ ------------------
Volume of domestic long-distance traffic         6,178.9            7,136.2             8,220
Growth of volume of domestic long-distance        24.6%              15.5%              15.2%
traffic

Domestic Tariffs

In all regions of Russia except for Moscow, Rostelecom is paid by IRCs and alternative operators for the throughput of outgoing DLD traffic at a specified settlement rate.

In Moscow, Rostelecom owns international and long-distance switches and renders customer services through MGTS. Rostelecom has an agreement with MGTS under which Rostelecom pays to MGTS an average of 12% of the revenues collected from end-users in Moscow on a monthly basis for Rostelecom's right to use MGTS' local access network while providing DLD and ILD services to its subscribers.

Historically, the Linear Settlement Rate that Rostelecom charged for the throughput of domestic long-distance traffic from IRCs was based on a fixed ruble amount for each 50 kilometers of distance. Rostelecom's Linear Settlement Rate was set in 1993 in compliance with directives of the Ministry of Communications. Prior to 1996, it was regularly indexed according to inflation. However, the rate remained unchanged during the period between July 1996 and July 2001, despite its reduction in real terms due to the continuing inflation in Russia.

Prior to January 1, 1997,  local  telephone  operators  (local  operators)  paid
Rostelecom for outgoing traffic at the Linear Settlement Rate and for termination of such traffic by another local operator at the Termination Settlement Rate, while Rostelecom paid the terminating local operators for each minute of incoming traffic. Both the Linear Settlement Rate and Termination Settlement Rate were regulated and could only be changed through a procedure established by governmental bodies of regulation.

On January 1, 1997, the ISR was introduced that took into account the linear charge for the throughput of traffic based on a rate of one minute per 50 kilometers and also a termination charge based on the balance between incoming and outgoing traffic of each local operator. The rate was calculated and approved by the Federal Service for Control over Natural Monopolies in the Communications Industry every year and took into account the balance of incoming and outgoing traffic for the previous year.

Since January 1, 1999, domestic long-distance tariffs for all categories of customers, as well as settlement rates used by Rostelecom and local operators for their settlement for domestic long-distance traffic transit and termination, have been regulated by the FAS.

In order to reduce cross-subsidies in the communications sector, the FAS in June 2001 decided to raise the ISR by 25%, effective July 1, 2001, and in October
2001 increased it by another 25%, effective January 2002, which were the preliminary steps before phasing out of the ISR.

In August 2003, the FAS abolished the ISR for settlements between Rostelecom and regional operators and introduced a new settlement system for DLD traffic transit, with the result that Rostelecom and the regional operators moved to a more transparent direct payment system.

The new settlement system is similar to established world practices and is expected to provide a stimulus for the further development of the Russian telecommunications market. The Company believes that the new settlement system will improve pricing transparency, enhance the degree of precision by which operators can settle their monetary obligations to each other and remove the economic rationale for operators to bypass Rostelecom's network with the result that the Company's share of DLD traffic volume and its revenues will increase.

Under the new settlements system, Rostelecom began to bill the regional operators for the transit of DLD calls calculated using the Linear Settlement Rate and to pay regional operators for the termination of DLD calls calculated using the Termination Settlement Rate. Previously, Rostelecom made no payments for termination and recognized revenue for the transit of the traffic on the basis of the ISR.

The Company expects that payments to operators for all actual originated and terminated minutes of traffic will encourage operators to route their traffic through Rostelecom's network thereby increasing Rostelecom's traffic transit rates and revenues. In this way, the new settlement system should provide for equal terms for all operators interconnected to Rostelecom's network on the trunk level, irrespective of ownership.

There were only two changes in Rostelecom's DLD tariffs for end-users in 2003, which became effective as of May 15, 2003 for customers in the Moscow market:

     - DLD tariffs for commercial organizations and households to all destinations other than the Moscow region during peak hours were reduced from 10% to 33% (15% on average) depending on the distance.

     - DLD tariffs for commercial organizations and households to all destinations during off-peak hours were brought more in line with those of competitors, resulting in an average increase of 50% in average tariff.

As of January 1, 2004, DLD tariffs for organizations financed by the state were increased to the level of DLD tariffs for commercial organizations and households.

The table below illustrates the minute-based tariffs charged by Rostelecom from 2000 to 2003 to government-funded organizations and other customers for domestic long-distance calls between Moscow and other territories divided into various zones. Rostelecom tariffs are set and charged in rubles.

                Domestic long-distance tariffs in nominal rubles

                                  January 2001

                         Government-                   Households                            Organizations
         Zone            funded          --------------------------------------- --------------------------------------
                         organizations      Peak       Off-Peak    On Weekends      Peak       Off-Peak    On Weekends
------------------------ --------------- ------------ ------------ ------------- ------------ ------------ ------------
        Zone 1                0.90          2.01         0.67          0.44         2.43         0.81         0.81
        Zone 2                1.80          4.17         1.39          0.90         4.98         1.66         1.66
        Zone 3                2.30          5.46         1.82          1.18         6.42         2.14         2.14
        Zone 4                2.80          6.09         2.03          1.32         7.59         2.53         2.53
        Zone 5                3.70          7.17         2.39          1.55         8.76         2.92         2.92
        Zone 6                4.70          8.34         2.78          1.81         10.77        3.59         3.59

                                  January 2002

      Zone         Government-funded organizations             Households                      Organizations
                   -------------------------------- --------------------------------- ---------------------------------
                     Peak    Off-Peak  On Weekends    Peak    Off-Peak   On Weekends    Peak    Off-Peak  On Weekends
------------------ --------- --------- ------------ --------- ---------- ------------ --------- --------- -------------
     Zone 1          1.32      0.81       0.81        2.43      0.81        0.81        2.43      0.81        0.81
     Zone 2          2.64      1.66       1.66        4.98      1.66        1.66        4.98      1.66        1.66
     Zone 3          3.36      2.14       2.14        6.42      2.14        2.14        6.42      2.14        2.14
     Zone 4          4.08      2.53       2.53        7.59      2.53        2.53        7.59      2.53        2.53
     Zone 5          5.34      2.92       2.92        8.76      2.92        2.92        8.76      2.92        2.92
     Zone 6          6.78      3.59       3.59       10.77      3.59        3.59       10.77      3.59        3.59

                                  January 2003

      Zone         Government-funded organizations             Households                      Organizations
                   -------------------------------- --------------------------------- ---------------------------------
                     Peak    Off-Peak  On Weekends    Peak    Off-Peak   On Weekends    Peak    Off-Peak  On Weekends
------------------ --------- --------- ------------ --------- ---------- ------------ --------- --------- -------------
     Zone 1          1.60      0.81       0.81        2.43      0.81        0.81        2.43      0.81        0.81
     Zone 2          3.20      1.66       1.66        4.98      1.66        1.66        4.98      1.66        1.66
     Zone 3          4.05      2.14       2.14        6.42      2.14        2.14        6.42      2.14        2.14
     Zone 4          4.90      2.53       2.53        7.59      2.53        2.53        7.59      2.53        2.53
     Zone 5          6.40      2.92       2.92        8.76      2.92        2.92        8.76      2.92        2.92
     Zone 6          8.15      3.59       3.59       10.77      3.59        3.59       10.77      3.59        3.59

                                  January 2004

      Zone         Government-funded organizations             Households                      Organizations
                   -------------------------------- --------------------------------- ---------------------------------
                        Peak        Off-peak and         Peak       Off-peak and on        Peak       Off-peak and on
                                     on weekends                        weekends                          weekends
                   --------------- ---------------- --------------- ----------------- --------------- -----------------
     Zone 1             2.50            1.50             2.50             1.50             2.50             1.50
     Zone 2             4.50            2.50             4.50             2.50             4.50             2.50
     Zone 3             5.50            3.20             5.50             3.20             5.50             3.20
     Zone 4             6.50            3.80             6.50             3.80             6.50             3.80
     Zone 5             7.20            4.40             7.20             4.40             7.20             4.40
     Zone 6             7.20            4.40             7.20             4.40             7.20             4.40


Additional and New Services

While domestic long-distance and international telephone services remained the largest source of the Company's revenues in 2003, Rostelecom continued to expand the range of services provided to both end-users and operators.


Additional Services

ISDN Service: ISDN allows end-users to transfer voice and data traffic over the same phone line. In 2003, Rostelecom continued to expand its ISDN services, connecting the following three Russian regions: Volgograd region (Volgograd), the Tver Region (Tver) and the Republic of Buryatiya (Ulan-Ude). As a result, ISDN is now accessible in 66 regions in Russia.

In 2003, international ISDN services were launched by Rostelecom with several new operators, including: AzTelecom (Azerbaijan), KazakhTelecom (Kazakhstan), Bezeq (Israel), and NTT (Japan). Rostelecom also started providing ISDN traffic through put service to a number of countries in southeast Asia and in the CIS. Currently Rostelecom's international ISDN services are available in 33 countries to 39 operators.

Flexible Access Multiplexer Network Development: Due to the creation of a modern, flexible multiplexer network in 2002 and 2003, Rostelecom is currently able to offer its customers digital channels with a high throughput capacity. At the end of 2003, digital channels were made available for customers in 110 major Russian cities. As it becomes commercially viable, Rostelecom expects to expand its flexible multiplexers network, linking it to new cities and towns throughout Russia.

Intelligent Network Services: Rostelecom's Intelligent Network is a technological superstructure that interacts with its communications network to provide a certain predetermined range of services upon the request of an end user. Rostelecom continues to actively promote its "Free Phone" toll free (800) services. In 2003, the Company's revenues from this service increased by 71% to RUR 48 million from RUR 28 million in 2002. Due to the scope of its network, Rostelecom is the only company in the Russian Federation that is in a position to support this service across the nation.

In 2002, Rostelecom set up an "International Free Service" ("IFS") between Turkey and Russia for several Russian customers. In 2003, the Company worked to increase the number of countries from which this service will be available, and as of December 31, 2003, 22 operators from 19 countries signed agreements to provide IFS services for Rostelecom's customers in Russia.

International Roaming: Rostelecom routes international roaming signal messages to 158 countries (362 international mobile communications operators). Russia's three largest mobile operators, Vimpelcom, Mobile TeleSystems and Megaphone use the services of the Company's international signal network.

New Services: In 2003, Rostelecom implemented a new service called Televoting which is available from practically any point of the public network in Russia. Televoting provides a mass-calling service for TV, radio and other press events which involve a high volume of calls. Televoting is provided by means of Rostelecom's Intelligent Network service which uses sophisticated equipment and computer software to process the high volume of calls and visually display the results. The advantage of Rostelecom's Televoting service, compared to similar services of other operators, is that calls to Televoting numbers are free for end users of the PSTN and, as a result, the Company expects to enlarge the number of its subscribers.

In 2003, Rostelecom integrated its existing card products. In February 2003, the Company released a new pre-paid telephone card "Karta Svyazi" which offers all the functions provided by the Company's previous cards. In 2003, the Company also executed supplementary agreements with IRCs to provide access for the Company's pre-paid telephone card service from Russia's PSTN.

The following chart lists all the services currently provided by Rostelecom to end users and operators:

   Principal types (groups) of services             Customer category                     Scope of service
-------------------------------------------- --------------------------------- ----------------------------------------
International telecommunications services

Automated international telephone            Russian corporate and private     Access from Moscow to any country
communications                               customers                         except Afghanistan

Operator-assisted international telephone    Russian corporate and private     Access from Moscow to any country
communications                               customers                         except Afghanistan

Russia Director ("RD")                       Russian corporate and private
1. Payment by the destination subscriber     customers traveling abroad        1. Acess from 41 countries through
(Moscow)                                                                       47 operators to Moscow only
2. Payment by prepaid card                                                     2. Access:
3. Payment by bank payment card Visa                                           - from Moscow to any country in the
Electron Rostelecom (GUTA BANK)                                                world (except Afghanistan)
                                                                               - from 42 countries through
                                                                               48 operators to any point in Russia
                                                                               3. Access:
                                                                               -  from Moscow to any country in the
                                                                               world (except Afghanistan);
                                                                               -  from 41 countries through
                                                                               47 operators to any point in Russia

Home Country Direct Service ("HCD")          Foreign operators (for their      Access from 53 Russian regions to 43
                                             customers traveling to Russia)    countries through 49 operators

Collect Call (paid by foreign caller)        Russian corporate and private     United States
                                             customers.

IFS                                          Foreign operators for their       Access from 53 Russian regions to 19
                                             subscribers                       countries through 22 operators

IFS for Russian customers                    Russian corporate and private     Access from Turkey and Finland to
                                             customers and Russian operators   Moscow

International ISDN                           Russian corporate and private     Access to and from 66 Russian regions
                                             customers; Russian operators.     to/from 33 countries through 39
                                                                               operators

Leasing of international channels and        Russian corporate customers;      Direct digital flows for leases
circuits                                     Russian and foreign operators.    arranged to 29 countries through 34
                                                                               operators. For other countries, leased channels
                                                                               are arranged by transit through third
                                                                               countries
Other operators' international telephone     Russian operators of the public   Available from any location in Russia
traffic throughput services                  telephone network and             to any country
                                             associated networks

International roaming services for mobile    Russian operators of mobile       Available to five Russian mobile
network subscribers                          networks; foreign operators       network operators for 158 countries
                                                                               through 362 foreign operators

Direct unswitched transit of international   Foreign operators                 Can be arranged between points of
flows/channels via Russia                                                      access to Russia of all operating
                                                                               international trunk networks

   Principal types (groups) of services             Customer category                     Scope of service
-------------------------------------------- --------------------------------- ----------------------------------------
Switched transit of international traffic    Foreign operators                 Direct international exchange lines
via Russia                                                                     opened for 71 countries. Transit
                                                                               services provided to 69 foreign
                                                                               operators, including to 12 CIS
                                                                               countries

Prepaid card international telephone         Russian private and corporate     Access:
communications                               customers, including those        - from Moscow to any country
                                             traveling abroad                  - from 43 countries  through 48
                                                                               operators to any location in Russia

VISA Electron card international             Russian private and coprorate     Access:
telephone communications                     customers, including those        - from Moscow to any country
                                             traveling abroad                  - from 21 countries through 21
                                                                               operators to any location in Russia

Domestic long-distance telecommunications services

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

Intellectual Communication Network ("ICN")   Russian corporate and private     Access to services from 68 Russian
national services                            customers                         regions

ISDN domestic long-distance services         Russian corporate and private     Access to services from/to 66 regions
                                             customers; Russian operators of   and five associated networks of
                                             the public telephone network      alternative operators
                                             and associated networks

Leasing of domestic long-distance channels   Russian corporate customers;      Throughout Russia
and circuits                                 special users; Russian
                                             communications operators;
                                             television and radio companies

Group domestic long-distance telephone       Government ministries and         Throughout Russia
communications services                      agencies

Data transmission via MMTEL network          Corporate and private customers   Moscow

Open multimedia communications               Government authorities;           Services provided to a limited range of
network services                             Russian corporate and private     users and nine public access sites in 71
                                             customers                         Russian regions

Prepaid card domestic long-distance          Russian corporate and private     Access from Moscow to any location in
telephone communications                     customers                         Russia

Radio and television broadcasting services

Broadcasting                                 Television and radio companies    Moscow

   Principal types (groups) of services             Customer category                     Scope of service
-------------------------------------------- --------------------------------- ----------------------------------------
References and inquiries

Reference and inquiry desks of               Russian corporate and private     Throughout Russia
international entities (8, dial tone, 190)   customers; foreign operators

MMT references and inquiries (07)            Russian corporate and private     Moscow
                                             customers; Russian operators

MMT references and inquiries (245 0015)      Russian corporate and private     Moscow
                                             customers; Russian operators

Additional services

MMT additional services such as rent of      Corporate and private customers   MMT buildings
its premises for telecommunications
equipment allocation

Rostelecom plans to offer the following services in 2004:

Principal types (groups) of services                         Customer category
------------------------------------------------------------ ---------------------------------------------------------
IP telephony services                                       Internet provider companies
Expanded intellectual network services                       Russian operators and corporate customers
Direct Europe-Asia transit services                          Russian operators and corporate customers

In 2003, Rostelecom's revenues from the provision of other services excluding the transit of DLD and ILD traffic amounted to RUR 5,109 million, or 17% of Rostelecom's revenue for the reporting period. In 2002, these services amounted to RUR 5,146 million or 18% of Rostelecom's revenue and in 2001, to RUR 4,389 million or 14% of Rostelecom's revenue.


Business Strategy

Rostelecom's priority is to prepare for the upcoming liberalization of the Russian telecommunications market. The Company plans to reposition itself as a commercially successful and competitive operator in a free market. One of the key conditions for the Company's success under these new market conditions is the reduction of cross-subsidies, whereby unprofitable local communications networks are subsidized by revenue from DLD and ILD telecommunications services. For 2004, the Company's main objectives are as follows.

The Company's global goals in the overall telecommunications market are:

     o To optimize the system of settlements between operators for DLD and ILD calls;

     o To ensure an overall increase of the Company's revenues from all types of communication services; and

     o To expand its client base and to formalize procedures to improve the quality and accuracy of the Company's services to its clients.

The Company's goals in the operators' market are:

(i)The Company's goals in the Russian market for regional operators are:

     o To enhance the Company's leading position in the market of services to regional operators;

     o    To increase traffic from/to regional operators; and

     o To increase its revenues from providing transit services for DLD and outgoing ILD traffic from regional operators.

(ii)The Company's goals in the Russian market for alternative operators are:

     o To expand its regional client base by adding connections to new alternative operators; and

     o To increase its revenues from providing transit services for DLD and outgoing ILD traffic from alternative operators.

The Company's goals in the international market are:

     o To optimize international communications tariffs for end users in different regions of Russia;

     o To enter into the market for direct transit of traffic between Europe and Asia by exploiting its geographical position, availability of high-capacity trunk lines along this route, and competitive pricing policy;

     o    To enhance cooperation with international operators;

     o To maintain the trend of increasing traffic using the Company's network;

     o To achieve cost reductions, through optimizing existing relations with international operators, closing unprofitable routes and transferring part of its traffic to transit modes which involves transmitting calls to traffic exchange points instead of directly routing calls to their destination;

     o To reduce the value of payables and receivables to/from international operators; and

     o    To  expand  access  to  additional  international  points  of  traffic
          exchange  in  order  to  grow   business   with  major   international
          alternative operators.

The Company's goals in the market for end users in Moscow are:

     o To increase the Company's share in the market for services to end users in Moscow by optimizing tariff policies and improving quality of client services; and

     o    To increase revenues from end users in Moscow.

The Company's goals in the development of services based the intelligent network service and prepaid cards are:

     o    To  promote  Rostelecom's  nationwide  single  telephone  card  "Karta
          Svyazi;"

     o To promote Televoting and to expand into new market segments for this service;

     o To work efficiently with clients in the selling communication services based in INS.


Competition

The Company currently is the only telecommunications operator in the Russian Federation licensed to carry wholesale DLD and ILD traffic and therefore holds a natural monopoly in this market. Rostelecom owns and operates the nationwide trunk telecommunications network in Russia. All operators of PSTN and local networks, including IRCs, are obliged to use Rostelecom's trunk network (subject to technical availability of the Company's network) for the throughput of domestic long-distance and international traffic from their local subscribers.

However, in addition to Rostelecom, several operators are developing their own primary network resources:

     - Between Moscow and St. Petersburg, several major alternative operators, including CJSC TeliaSonera International Carrier Russia ("TeliaSonera Russia"), CJSC Rascom and CJSC TransTelecom ("TransTelecom"), have developed their own FOLs;

     - Throughout the rest of Russia, TransTelecom, which has a FOL-based network and satellite communications operators, Federal State Unitary Enterprise Space Communications and CJSC Zond-Holding, have developed their own primary network resources; and

     -    Additionally,   MTT,  which  transits  traffic   generated  by  mobile
          operators, is expanding its network into various regions in Russia.

Unlike Rostelecom, these operators have no license to provide trunk long-distance services (except for MTT, which has a trunk long-distance service license for mobile operators traffic only), which limits the uses of their networks. The main revenue source of these operators is the leased lines business.

Rostelecom's network has greater territorial coverage than any of its competitors in Russia. By keeping its network well maintained and technically updated, and the cost of its services comparatively low, management believes that the Company will retain its current position in the Russian DLD and ILD market.

Rostelecom, however, does not have an absolute monopoly in the Moscow end-user market, and faces intense competition from alternative operators, especially in the corporate customer segment. It is also possible that in the future, part of the long-distance and international services will be replaced by the services of virtual private networks provided by alternative operators. Virtual networks can be used to transmit various types of data and voice traffic. In the future, such services may compete against the long-distance communications and leased line services provided by the Company.

There are a number of alternative operators in the Russian telecommunications market that have either built their own primary networks in certain areas or lease infrastructure from traditional operators, including Rostelecom and IRCs. In 2003, alternative operators had a steady growth of income and an increased presence in the Russian telecommunications market. However, the operation of alternative operators is confined to providing services within a limited territory or to a narrow segment of customers. It is only within these territories or segments that such operators represent full-scale competition to traditional operators such as the Company. Alternative operators primarily compete with Rostelecom in the Moscow end-user and leased lines markets.

The Company acknowledges and conducts research on the competitive environment in the communications market for purposes of monitoring the impact of competitors on Rostelecom's activities. In the course of building its development strategy, the Company takes into consideration the competitive situation and the dynamics of its development and the activities of other alternative operators and operators of overlay networks. Currently Rostelecom considers the following alternative operators to be its main competition:


TransTelecom

TransTelecom was incorporated in 1997 for the purpose of upgrading the information and technology segments in the infrastructure of the Ministry of Railways of the Russian Federation by means of constructing a high-bandwidth telecommunications networks in the railroad precinct, as well as exploiting the networks' profit-making capabilities. Currently, TransTelecom is licensed to lease communications channels and provide telematic services, data transmitting services (ATM, Frame Relay, IP, X.25), as well as local, and domestic long-distance communications.

Initially, TransTelecom planned to use part of its capacity to satisfy the need for telecommunications services by the Ministry of Railways and the remaining part of the capacity was to be used to provide telecommunications services to third parties on a commercial basis. However, TransTelecom does not currently possess a license to provide trunk communications services.


Sistema Telecom

Sistema Telecom was established in 1998 as a subsidiary of OJSC Aktsionernaya Finansovaya Kompania Sistema ("AFK Sistema"). Sistema Telecom provides services in the telecommunications market segments, which include telephony, data transmission, Internet services, cellular communications, satellite communications and paging and trunking communications. Currently, the biggest alternative and mobile operators in Russia in terms of revenue and coverage, such as CJSC MTU-Intel, CJSC Comstar, CJSC MTU-Inform, CJSC Telmos ("Telmos"), CJSC MCC, and OJSC MTS, are subsidiaries and affiliates of the Sistema Telecom group.


TeliaSonera Russia

TeliaSonera Russia is a subsidiary of TeliaSonera, the largest operator in the Nordic region. Since 1993, TeliaSonera Russia, with offices in Moscow and St. Petersburg, has represented TeliaSonera in the Russian market.

TeliaSonera  Russia has created its own network  infrastructure  comprising  two
FOLs: the Finnish-Russian Line ("FRL") and the Finnish-Russian Optical Gateway ("FROG"). TeliaSonera Russia is licensed to lease channels in Moscow, St. Petersburg and the North-Western region of Russia. It provides data transmission and telematic services but does not hold a license to provide international communication services. Services provided by TeliaSonera Russia are geared toward operators and Internet providers, as well as corporate customers seeking high-quality communications services.

Golden Telecom, Inc.

Golden Telecom, Inc. ("Golden Telecom"), established in June 1999, is an operator offering integrated communications services and Internet access services in the major cities of Russia and the CIS. In December 2003, it acquired 100% of the equity capital of OJSC Comincom (which in turn owns the telecommunications operator, Combellga). Since March 1, 2004, these operators have started to offer clients integrated communication services under the single brand "Golden Telecom."

Golden Telecom currently offers local, domestic long-distance and international telephone communications services through an allocated network and through the PSTN, data transmission services, cellular communications services, Internet access, ISDN services, videoconferencing and other services.

Rostelecom currently owns 11% of the charter capital of Golden Telecom and has the right to appoint two directors to Golden Telecom's ten-person board of directors.


Overview of Russia

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

The Russian Federation is divided into seven federal districts, 88 constituent entities, including 21 republic, 7 areas, 9 autonomous districts, 48 regions, one autonomous region and two cities of federal importance (Moscow and St. Petersburg).

The Russian Federation was the dominant member of the former Soviet Union. Following the disintegration of the Soviet Union in 1991, the Russian Federation emerged as one of the 15 newly independent former Soviet republics, and is now a member of the CIS.

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

One of the effects of the August 1998 financial crisis was the facilitation of economic progress, at least temporarily and only for some sectors, by stimulating local production and import substitution. Industrial output in 1999, and again in 2000, reflected this influence and other factors. Although the output at medium and large Russian enterprises for the most part steadily declined throughout the 1990s, while small companies and joint ventures were largely responsible for increased output, the Russian financial crisis somewhat altered this dynamic, with some of the medium- and large-sized enterprises ramping up production and increasing their market orientation towards stronger domestic competitiveness.

Russia's economic growth in 2000 was the highest achieved in the last three decades, but many analysts are reluctant to proclaim that this growth - or other isolated macroeconomic indicators showing improvement in 2000 indicate a real economic turnaround. Higher world prices for fuel and metals facilitated improvements, as did the ongoing effects of the 1998 ruble devaluation, which rendered Russian products relatively less expensive compared to imports and contributed to increased domestic purchases and exports, as well as a decline in barter transactions.

At the end of 2000, economic growth in the Russian Federation slowed. In 2001, the Russian economy grew by 5.1%. In 2002, macroeconomic indicators showed a slower growth of consumer prices as compared to

2001, a declining increase in GDP and investments in fixed assets, and a rise in the population's actual cash income. In 2002, the Russian economy grew by 4.7%. The positive effect of these developments was secured by the Russian Government's monetary and credit policy aimed at reducing inflation rates and smoothing out fluctuations in the ruble's exchange rate. The payment balance remained positive. Government budget revenues exceeded expenditures which contribute to economic stability. The general growth of the world economy and favorable external market conditions also contributed to Russia's generally positive economic development.

Russia experienced favorable economic growth throughout 2003. In 2003, Russia recorded GDP growth of 7.3%, increased production of 7.0% and increases in fixed assets investments of 12.5%. Foreign currency and gold reserves of the Central Bank of the Russian Federation increased by more than 60% to U.S.$77 billion. One of the main reasons for Russian economic growth in 2003 was the high price for Russia's main exports, which remained at relatively high levels throughout the year. In 2003, in order to defer repayment of a large number of external debt repayment obligations, Russia restructured much of the debt that the Russian Government had incurred in previous years.

The financial situation in Russia in 2003 was relatively stable. For the first time since the 1998 financial crisis, the growth of consumer prices remained within the limits forecasted by the Russian Government for the annual federal budget. The money supply, although still under significant pressure from high levels of export revenues, generated mainly by high oil prices, was also influenced by such factors as increased nominal personal income, deposit services offered by Russian banks, and "de-dollarization" of the economy. Other positive changes in the Russian banking sector during 2003 included an overall increase in the capitalization of the banking system, an expanded array of lending services offered by Russian banks (including consumer loans), and reduced interest rates.

Important changes in Russia in 2003 included changes in the Government's foreign currency exchange policy and the balance of payment levels. First, at the beginning of 2003, the management of the Central Bank of Russia declared a change of its monetary policy priorities stating that the Central Bank would focus on controlling the rate of inflation instead of maintaining the ruble exchange rate. Subsequently, a new version of the Currency Control Law abolishing the procedure for licensing currency operations was adopted and came into force in June 2004. Lastly, along with the high positive levels of Russia's current account in 2003, there was also a positive balance of capital operations in the private sector. All these factors resulted in a substantial nominal strengthening of the ruble against the U.S. dollar. In addition, the phenomena of "de-dollarization" of the Russian economy continued with an increasing proportion of Russia's overall savings being represented by rubles.

In 2001, 2002 and 2003, inflation in Russia decreased from the peak that followed Russia's 1998 financial crisis. The total annual rates of inflation were 18.8%, 15.1% and 12% in 2001, 2002 and 2003, respectively. The average month-end ruble exchange rates to the U.S. dollar were 29.15, 31.39 and 30.61 in 2001, 2002 and 2003, respectively.


Securities Market

The Russian securities market is governed principally by the Securities Market Law. The Securities Market Law regulates the activities of brokers, dealers, custodians and other "professional participants in the securities market", including stock exchanges, as well as the issuance and circulation of securities. The Securities Market Law also addresses various disclosure requirements (including those applicable to the Russian issuers) and the functions of the FSFM. Pursuant to a decree dated March 9, 2004, the Russian Government established the FSFM as a replacement for the former government agency charged with the regulation of the Russian securities market, the FCSM, providing it with a wider-range of powers than its predecessor. See Item 3.D "Risk Factors." In addition to this Securities Market Law, the President, the Russian Federation Ministry of Finance, the Russian Federation State Property Committee, the Central Bank and the former FCSM have issued detailed regulations and decrees applicable to the securities market. The applicable regulations and decrees issued by the FCSM remain for the most part unaffected by the replacement of the FCSM with the FSFM and the FCSM will continue performing certain of its functions until the final transfer of authority to the FSFM, which is expected to be in September, 2004.

Under the Securities Market Law, issuers are required to register any issuance of securities and register with the FSFM a prospectus with respect to such securities (i) if the shares are being placed with an unlimited group of investors or (ii) if the shares are being placed with a group of over 500 investors.

The former FCSM has issued detailed procedures to be followed in connection with the registration and issue of shares of a joint stock company, thereby implementing the more general provisions of the Securities Market Law. These procedures require prior registration of the share issue (which may include registration of a prospectus) and, following the placement of the shares, require registration of a report on the results of the share issue approved by such company's board of directors as well as registration of amendments to such company's Charter reflecting the capital increase.

Shares are normally issued in non-documentary ("paperless") form and are always registered securities. Ownership of shares in Russian companies is generally established by registration in the company's shareholder register and is evidenced by extracts from the register. The share register provides the only conclusive evidence of share ownership (unless a custodian is recorded in the registrar as a nominee holder, in which case ownership is evidenced by an extract from a custody account maintained by the custodian for the beneficial owner of such shares). The shareholder register includes data on each registered person (i.e., the owner, nominal holder, pledgee or trust manager), the number, categories and classes of shares recorded in the name of each such registered person, and certain other data.

Russian law currently requires that the share register of Russian companies with more than fifty holders of shares, such as Rostelecom, must be kept by a specialized registrar. Securities markets regulations prohibit such specialized registrars from carrying out any activities other than the maintenance of a share registrar, and require that the specialized registrar obtain a license from the FSFM.

Russian law currently contemplates the use of custodians who also act as nominal holders of securities. Custodians are entitled to receive dividends and vote the shares on behalf of the beneficial owner upon receipt of instructions from the beneficial owner of such shares. Pursuant to the Securities Market Law, shares held by custodians do not form part of their assets and are not subject to distribution upon the custodian's liquidation or bankruptcy.

Over the last few years, the Russian Government has moved in the direction of enhancing measures to protect investors, shareholders and depositors in the securities market and the banking system. On July 1, 1996, the President issued a decree approving the "Concept for the Development of the Securities Market in the Russian Federation" which focuses on the protection of shareholders. In addition, the Criminal Code of 1997 has criminalized securities fraud and the conducting professional activities in the securities market without an appropriate license. To provide more stringent protections for investors and prevent the possibility of infringement of minority shareholders' rights, the Law "On the Protection of the Rights and Legitimate Interests of Investors in the Securities Market" (the "Investors Protection Law") became effective on March 11, 1999. The law establishes additional requirements with regard to the placement of securities to an unlimited number of investors, and introduces additional investor protection measures as well as liability of issuers and other persons for violations of investors' rights. Furthermore, the Investors Protection Law places additional requirements on professional participants of services to investors in the securities market. Additionally, most of the provisions of this law were incorporated into the Code on Administrative Violations, which took effect on July 1, 2002, and were taken into account while amending the Securities Market Law.

Substantial amendments to the Joint Stock Companies Law became effective on January 1, 2002, except for certain provisions related to general shareholders meetings, which became effective on August 9, 2001.

The landmark provisions of such amendments were mainly aimed at strengthening the rights of shareholders and correcting the inadequacies of current law related to the establishment, reorganization and liquidation of joint stock companies, charter capital increases, and placement of shares and other securities. Pursuant to such provisions, the existing shareholders of a joint stock company enjoy pre-emptive rights in both open and closed subscriptions for additional shares and certain other securities of such company. They also retain proportionate rights in any new companies formed as a result of a corporate restructuring. Furthermore because the issuance of fractional shares is now permitted, minority shareholders are better protected against squeeze outs in the event of shares consolidation.

Pursuant to the Securities Market Law and FCSM regulation No. 03-17/ps of April 1, 2003, a permit of the regulatory authority is required for placement or arranging for a circulation by a Russian issuer of its securities abroad directly or by way of depositary receipt or similar program or instrument where rights to Russian securities are certified by foreign securities. The Securities Market Law details the conditions for issuance of such FSFM permits.

Taxation and Duties

The tax system of Russia includes taxes introduced and regulated by federal authorities, authorities of subjects of the Russian Federation, and local (municipal) authorities.

Taxes payable by Russian companies include VAT, income tax, unified social tax, turnover tax, property tax and other taxes. In contrast to the U.S. tax system, Russian companies that are members of a group of companies do not consolidate their financial reports for taxation purposes. As a result, each company within the Group pays taxes independently and may not offset its profits and losses against profits and losses of another company in the Group.

Currently, the Russian tax system is currently undergoing fundamental reform. The reform is aimed at making the tax system more predictable and transparent, and reducing the tax burden on the economy. These goals are to be achieved through reconciling uncoordinated separate statutory regulations and including those provisions in a uniform Tax Code, a significant reduction in the total number of taxes imposed and a reduction of the tax burden through reduction of taxes.

As part of the reform of the Russian tax system, Part I of the Tax Code became effective on January 1, 1999. This part of the Tax Code establishes, among others, basic principles of imposing taxes, tax calculations and relations between tax authorities and taxpayers. In particular, among other principles,
Part I of the Tax Code provides that (i) all doubts, contradictions and ambiguities of legislative acts relevant to taxes and fees shall be interpreted in favor of taxpayers; (ii) any taxpayer is presumed innocent until proven otherwise in a court of law and the burden of proof is carried by the tax authorities; and (iii) the tax authorities maintain confidentiality of information.

Certain chapters of Part II of the Tax Code, which became effective in 2001-2004, regulate major taxes such as VAT, income tax, corporate property tax, personal income tax and unified social tax.

Currently, the administration of taxes is the responsibility of the Ministry on Taxes and Duties. In the course of 2004, within the framework of ongoing administrative reform, the Ministry on Taxes and Duties to be reorganized and renamed the "Federal Tax Service", and will be subordinated to the Ministry of Finance of the Russian Federation.

Rostelecom is registered with the division of the Ministry of Taxation and Charges - Specialized State Tax Inspectorate No. 40, which was established to deal with the largest companies in Russia. Starting from January 1, 2000, Rostelecom has kept centralized records of general taxes and payments at its Headquarters office.


The Telecommunications Industry in Russia

Generally, the Russian telecommunications market can be described as unsaturated and rapidly developing. According to the Ministry of Communications, the Russian market for telecommunications services grew by 48% to U.S.$ 13.3 billion in 2003 from U.S.$ 8.97 billion in 2002. The sub-sectors that expanded most rapidly included mobile network services and data transmission services.

In 2003, the telephone penetration of Russia's regions continued to increase. Automated telephone exchanges were built in urban areas, increasing the total capacity by 4 million phone numbers, which is approximately twice the level of capacity created in 2002. Rural automated telephone exchanges introduced in 2003 had a total capacity of 355,600 numbers, or 68.5% more than the total capacity created in 2002. The rate of digitalization for all operators amounted to 46.6% in 2003, compared to 41.4% in 2002.

It is expected that further investment in, and capital expenditure on, fixed assets in the Russian telecommunications industry will generate increased market volume and sales in the future.


Current Structure of the Russian Telecommunications Industry

IRCs, which are territorial associations of Russia's traditional local telephone operators, install and maintain local and zonal communications networks, access networks and subscriber lines, provide local switching and transmission services and interconnect subscribers with Rostelecom's domestic long-distance and international network.

Most ATEs in Russia belong to IRCs which switch traffic between their networks and the domestic long-distance trunk network operated by Rostelecom. IRCs bill end-users for the services rendered and pay Rostelecom for traffic transit based on the number of minutes passed through Rostelecom network.

The international telephone switches connecting Russia's telephone network with foreign networks are owned by Rostelecom. Pursuant to applicable law, all the commercial operators that transmit phone traffic abroad use Rostelecom's facilities and networks.

In Moscow, the Company owns long-distance switches and international switches and provides services directly to end users through the local network of MGTS. Rostelecom receives payments for its long-distance and international services directly from subscribers but has an agreement with MGTS whereby Rostelecom makes monthly payments to MGTS of approximately 12% of its Moscow revenues for the right to pass its international and long-distance traffic through the local MGTS network.

There are also a number of alternative operators in the Russian telecommunications market, as well as several major specialized operators. Recently, operators providing long-distance and international voice packet transmission services have been gaining market share. Generally, the operation of alternative operators is confined to the provision of services within a limited territory or to a narrow segment of customers. It is only within these territories or segments that such operators present full-scale competition to the traditional operators and the Company.

At the same time, specialized operators with wide coverage areas are capable of developing and entering the telecommunications market by using their primary networks. Such potential competitors include Transtelecom and RAO UES, a Russian energy supplier. Currently applicable law prevents specialized operators from entering the Russian telecommunications market.

Rostelecom collaborates with many international telecommunications operators. This cooperation enables the Company to transmit international calls originating in Russia and to terminate incoming international calls via the Company's network through the lines of IRCs and alternative operators.


Russia's Accession to the WTO

Russia's Government, represented by the Ministry of Economic Development and Trade, is currently negotiating with member countries of the WTO conditions for Russia acceding to the WTO, including the accession terms applicable to its telecommunications sector. The key objective is the liberalization of the telecommunications market in Russia and development of competition which would mean access to the market by new operators and equal conditions for all market participants, as well as the curtailment of anti-competitive practices by major operators. This requirement directly affects the interests of Rostelecom, which currently holds a monopoly on long-distance and international wholesale services in the Russian operator market.

There are some factors attributable to Russia's fixed communications sector which inhibit its immediate liberalization. One such factor is the practice of cross-subsidies which occurs when loss-making sectors, such as local networks, are supported at the expense of international and long-distance operations. In addition, Rostelecom and IRCs are substantially burdened with supporting and developing unprofitable operations, including the delivery of services to remote and sparsely populated areas. Furthermore, Rostelecom provides services to various government agencies at tariff rates below the market rates.

Officials at the Ministry of Communications have repeatedly stated that market liberalization would be possible only after the practice of cross-subsidies is reformed and once equal conditions exist for all participants in the communications sector. In connection with this, the Ministry of Communications and the FAS have been working to gradually increase local tariffs, which should reduce the practice of cross-subsidies.

Currently there are also plans to organize a universal service fund to finance construction and maintenance of telecommunications networks in low-profit and unprofitable sectors. The universal service fund concept has been used in some developed countries and in Eastern Europe. This fund is to be formed through contributions from all operators in Russia, thereby allowing the equal distribution of costs.

Due to the necessity of reforms in the communications sector prior to the market liberalization, the Ministry of Communications has stated that the liberalization of the Russian telecommunications market would be achieved by 2007. In the interim, integrated measures will be taken in the communications industry which will make it possible to gradually liberalize the Russian telecommunications market. These measures will include phasing out Rostelecom's analog lines, a gradual increase of the tariffs for services provided to government agencies until the level of such tariffs matches the costs, the elimination of cross-subsidies within the industry and clear terms for business between operators under the Communications Law. In particular, in 2004 the Ministry of Communications stated that to obtain the relevant license, operators willing to access DLD communications market will need to prove that their telecommunications equipment meets necessary technical requirements, and their communications network meets requirements as to the length and capacity, i.e., the operators can ensure provision of DLD services throughout the whole territory of Russia.


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

Rostelecom's business operates in an uncertain regulatory environment. The principal legal acts regulating telecommunications in Russia are the Communications Law which replaced the previously effective Federal Law "On Communications" of 1993, and the Federal Law "On Natural Monopolies" of August 17, 1995, as amended, (the "Natural Monopolies Law").

The Communications Law establishes the legal basis for state supervision and development of the communications industry, including granting licenses to provide telecommunications services, allocation of radio frequencies, certification of equipment compatibility, development of comprehensive public networks and supervision of fair competition among the telecommunications providers. The Communications Law provides for equal rights of individuals and legal entities to participate in telecommunications operations and does not currently contain any special restrictions with regard to participation in the Russian telecommunications market by foreign persons. All users and operators, in compliance with the terms of the licenses issued to them, have the right to access, and interconnect their networks with PSTN of Russia.

The Natural Monopolies Law establishes the legal basis for the federal regulation of natural monopolies (such as telecommunications) and provides for state control over tariff-setting and other activities of natural monopolies. The FAS and the Federal Service on Tariffs oversee the implementation of this law, which may have a significant impact on the ability of telecommunications providers to set tariffs. The Natural Monopolies Law also controls the types of transactions into which a regulated entity, such as a telecommunications provider, may enter. Regulated entities are subject to continuous reporting requirements, which include the submission of plans for capital investments. In addition, regulated entities may not refuse to enter into contracts with particular consumers if required by the regulatory authority.

As  the  primary  provider  of  long-distance   telecommunications   in  Russia,
Rostelecom has been, and will continue to be, subject to regulation under these laws.


Regulatory Authorities

The authorities regulating the telecommunications industry often have vaguely defined powers.

In March 2004 the Ministry of Communications was briefly merged with the Ministry of Transportation into the Ministry of Transportation and Communications which was granted authority over the telecommunications industry. In May 2004 the Government reversed this decision and the separated Ministry of Communications currently has authority to regulate the Russian telecommunications industry.

The Ministry of Communications is currently responsible for determining governmental policy for telecommunications, adopting rules and regulations on the basis of federal laws and proposing the allocation of a portion of the federal budget for the telecommunications industry. The Federal Service on the Oversight in the Sector of Communications (FSOSC) supervises all telecommunications operators in terms of licensing The Federal Agency on Communications (FAC) is responsible for the development and implementation of a long-term policy for frequency allocation. The FAC also manages state property relating to the telecommunications industry. The Russian Government has control over tariffs, through the Federal Service on Tariffs. However as the Federal Service on Tariffs only extends to operators providing general public-access telecommunications services. The FAS and the Federal Service on Tariffs would automatically cease to have jurisdiction over the Russian telecommunications industry if it was no longer deemed to be a natural monopoly.


Licensing to Provide Services

The Communications Law generally requires that any provider of telecommunications services must obtain a license prior to commencing such service, unless such services are essentially for internal uses (such as within an automobile, on a vessel, in an airplane, or in another means of transportation), are for internal production or technological purposes, or are used solely to service public administration, defense, security, and law enforcement authorities.

The Communications Law expressly allows any entity, foreign or domestic, to own and operate communications facilities in Russia, although it also allows for the enactment of legislation specifying certain communications networks and facilities that can only be owned by the State. Such legislation has not yet been enacted.

Licenses to provide telecommunications services are issued by the Ministry of Communications in accordance with the Regulation on Licensing in the Field of Telecommunications in Russia, which was enacted by Decree No. 642 of the Russian Government on June 5, 1994 as amended (the "Licensing Regulation").

Under the Licensing Regulation, telecommunications licenses are issued and renewed for periods ranging from three to ten years and several different licenses to provide varying communications services may be issued to one entity. Currently, renewals may be obtained upon application to the Ministry of Communications and upon verification by appropriate governmental authorities that the licensee has conducted its activities in accordance with the licenses. The Ministry of Communications has fairly broad discretion with respect to both issuance and renewal procedures. Both the Communications Law and the Licensing Regulation provide that a license may not be transferred or assigned.

In   accordance   with   the   Licensing   Regulation,   licenses   to   provide
telecommunications services may be suspended by the Ministry of Communications for a variety of reasons, including:

     -    Failure   to   provide   services   within   three   months   of   the
          start-of-service date set forth in the license;

     -    Provision of inaccurate information to consumers; or

     -    Refusal  to  provide   documents   requested   by  the   Ministry   of
          Communications.

Pursuant to the Licensing Regulation, licenses may be revoked by the Ministry of Communications for the following reasons:

     - Failure to remedy the circumstances which resulted in suspension of the license within the specified time;

     - Established practices of unfair competition by the licensee in performing the licensed services; or

     -    Other grounds set forth by Russian law or international treaties.

Fees for issuing licenses are determined as follows:

     -    RUR 15,000 multiplied by the number of regions covered by the license;

     - If the license is awarded as a result of a tender (auction), based on the fee established during the tender process.

While these fees are nominal, telecommunications licenses traditionally also require financial contributions to the development of the PSTN of Russia. Certain licenses held by Rostelecom's jointly owned entities for cellular and mobile services require Rostelecom's jointly owned entities to make financial contributions towards the development of the PSTN in the regions covered by those licenses. Failure by Rostelecom's jointly owned entities to make any of these financial contributions in accordance with the terms of the applicable license could lead to the revocation of such license.

Licenses generally contain detailed conditions regarding the date by which services must begin, technical standards, the number of lines that must be in service and the percentage capacity, which must be operative by specified dates. Failure by Rostelecom to satisfy any such requirements could lead to the revocation of one or more of its licenses, which could have a material adverse effect on the business of Rostelecom. See Item 5.C. "Research and Development, Patents and Licenses."

Radio Frequency Allocation

Regulation of the use of radio frequencies and spectrum allocation are under the exclusive control of the Ministry of Communications through the FSOSC. A frequency allocation by the FSOSC is necessary to receive a license to provide telecommunications services. Once a licensee receives a license for use of a radio frequency and a general frequency allocation from the FSOSC, the licensee must develop its frequency allocation and site plan, which is subject to approval. The licensee must also pay FSOSC certain fees.


Equipment Certification

Certain telecommunications equipment used in Russia is subject to periodic mandatory certification in order to confirm its compliance with established standards and technical requirements of the Ministry of Communications. Certificates of compliance are issued to the supplier by the Ministry of Communications. Moreover, all radio-electronic equipment (involving frequencies in excess of 9 KHz) manufactured or used in, or imported into, Russia requires special permission from the FSOSC. Special permissions are non-transferable. Failure to receive such certification could result in the mandatory cessation of the use of such equipment. To date, Rostelecom has not experienced significant problems as a result of the failure of any of its equipment suppliers to obtain necessary certification.


Competition and Pricing

The Ministry of Communications and the FAS are the two principal executive authorities regulating the Company's activities. In particular, the Ministry of Communications, as the principal governmental agency for the industry, determines the level and principal features of competition in the telecommunications market, while the FAS is responsible for setting the tariffs on which the Company's profitability, in significant part depends.

The Communications Law requires federal regulatory authorities to encourage and promote fair competition in the provision of communications services and prohibits abuse of a dominant position to hinder, limit, or eliminate competition. The Communications Law provides that tariffs for telecommunications services may be established on a contractual basis between the provider and the user of telecommunications services, thus confirming the policy of liberalization of prices for telecommunications services initially introduced by Presidential decree in 1991. However, the Communications Law also provides that "tariffs may be regulated by the state for specific types of communications services." The FAS is authorized to regulate tariffs for telecommunications services in accordance with the Natural Monopolies Law and may require that telecommunications services must be provided to certain customers.

Presidential Decree No. 221 "On Measures for Streamlining State Regulation of Prices (Tariffs)" of February 28, 1995, and the Resolution of the Russian Government No. 239 of March 7, 1995, as amended, provide that prices and tariffs for certain telecommunications services are subject to state regulation. Resolution No. 715 delegates tariff control over certain types of telecommunications services provided in the domestic market to the FAS, while previous regulations divided tariff control among federal executive bodies and the executive bodies of the subjects of the Russian Federation. To encourage fair competition, the supervising authorities have reduced their control over international tariffs. Thus, the order of the State Communications Committee No. 142 "On Tariffs On International Telephone Services" of August 19, 1998, allows telecommunications operators, and specifically Rostelecom, to freely determine tariffs for the international telephone services they provide. Further, since January 25, 1999, the State Communications Committee has allowed telecommunications operators to determine their own tariffs for international telegraph services.

Pursuant to Russian laws, the Company's tariffs for the following services are currently subject to state regulation:

     - Provision of long-distance telephone communications to fixed-line subscribers in the City of Moscow;

     -    Transit  of  international  and  domestic  long-distance  traffic  for
          subscribers   serviced  by  regional  operators  through  Rostelecom's
          network; and

     - Distribution and broadcasting of nationwide television and radio programs.

Tariffs for other services are determined by the Company itself, taking into account the cost of service and market prices. As a result, Rostelecom's tariffs on certain services, such as digital trunk line leases, are used by other operators as a benchmark to set prices for their own services.

In accordance with the Communications Law, the FAS is responsible for the encouragement and support of fair competition in the telecommunications industry. As Rostelecom has a dominant position in the telecommunications market, it is subject to anti-monopoly laws and regulations. In the event Rostelecom is found to be in violation of any such law or regulation, sanctions for such violation could include confiscation for the federal budget of profits derived from anti-competitive practices and the imposition of fines on the Company and its executive officers amounting to 5,000 and 200 times the minimum monthly wage ("MROT"), respectively. MROT established by federal law for the purpose of calculation of administrative fines currently constitutes 100 rubles (which is an equivalent of approximately U.S.$ 3.5). Civil or criminal actions could also be brought against the Company's executive officers.

As of the date of this report, Rostelecom is not aware of any violation of anti-monopoly laws and regulations which could lead to any such penalty, except for one breach which management does not believe to be material related to the acquisition by the Company of a 25% interest in CJSC Uraltel. The breach occurred in 2001, for which a fine in the amount of less than U.S.$ 1,000 was imposed on the Company and which was fully paid by the Company on a timely basis.


Cross-Subsidies

Under the existing practice of cross-subsidies, IRCs, which provide local telephony service to their customers at below market rates, are subsidized from DLD and ILD operations as IRCs are able to set above market rate tariffs for their subscribers for ILD and DLD calls. Also IRCs receive payments from Rostelecom for traffic termination on their network at a Termination Settlement Rate which exceeds costs and market rate profit, and which provides IRCs with additional profit to subsidise loss-making local communications.

Representatives of the Ministry of Communications have stated that Rostelecom's monopolistic position in the DLD communications market will only be restructured when the cross-subsidies system has been phased out. However the Ministry of Communications will issue the relevant licenses to alternative operators wishing to access the DLD communications market, if they satisfy certain criteria, before any such restructuring of the Company occurs. For details, see Item 4.B. "Regulation of the Russian Telecommunications Industry - Competition and Pricing".


4.C. Organizational Structure

The Company is a member of the Svyazinvest Group. As of December 31, 2003, Svyazinvest, a telecommunications holding company created by the Russian Government in 1995, held a 50.67% interest in Rostelecom. In turn, the Ministry of Property Relations, the Russian Federal Property Fund and Mustcom Ltd. held a 50% interest (plus one share), a 25% interest (less two shares) and a 25% interest (plus one share), respectively, in Svyazinvest.

Svyazinvest has a 50% interest or more in the following Russian entities:

     - seven IRCs (OJSC Dalsvyaz, OJSC Sibirtelecom, OJSC Uralsvyazinform, OJSC Southern Telecommunications Company, OJSC North-West Telecom, OJSC Centertelecom, OJSC Volgatelecom) - 51% of the charter capital and more;

     -    OJSC Central Telegraph - 51% of the charter capital;

     -    OJSC Lensvyaz - 50.7% of the charter capital;

     -    OJSC Dagsvyazinform - 50.7% of the charter capital;

     -    OJSC Giprosvyaz - 50.7% of the charter capital;

     -    OJSC MobilTel - 100% of the charter capital; and

     -    Rostelecom - 50.7% of the charter capital.

Svyazinvest has less than a 50% interest in the following Russian entities:

     -    OJSC MGTS - 28% of the charter capital;

     -    OJSC Svyaz, Komi Republic - 25.3% of the charter capital;

     -    OJSC Kostroma City Telephone  Network - 37.3% of the charter  capital;
          and

     -    OJSC RusLeasingSvyaz - 38% of the charter capital.

As of the date of this Annual Report, the Group comprised Rostelecom itself, its consolidated subsidiaries Westelcom and RTComm.RU, an associate Golden Telecom, Inc. (11%, registered in the United States) accounted on the equity method, as well as forty-two associates, seven of which are considered to be significant associates.

     -    CJSC Incom - 54.4% of the charter capital (registered in Russia);

     -    CJSC GlobalTel - 51% of the charter capital (registered in Russia);

     -    CJSC  Telecom-Center  - 45%  of the  charter  capital  (registered  in
          Russia);

     -    CJSC Teleport-TP - 44% of the charter capital (registered in Russia);

     -    OJSC MMTS-9 - 36.9% of the charter capital (registered in Russia);

     -    CJSC Rustel - 25% of the charter capital (registered in Russia); and

     -    CJSC Telmos - 20% of the charter capital (registered in Russia).

These associates are not consolidated in the Company's financial statements, even if the Company holds more than a 50% interest in an associate, because the aggregate impact of net assets and results of operation of these companies is not material to the Company's financial statements. See Note 8 to the consolidated financial statements included elsewhere in this Annual Report.

Prior to December 1, 2003, the Group comprised the Company and its consolidated subsidiaries:

     -    RTC-Leasing, in which Rostelecom held 27.13% of the charter capital;

     - RTComm.RU, in which Rostelecom held 31.1% of the charter capital, and RTC-Leasing held 49.76% of the charter capital;

     -    Westelcom, in which Rostelecom held 100% of the charter capital;

     - RTCL, S.A. Switzerland, in which RTC-Leasing held 100% of the charter capital;

     -    RTCL (Cyprus), in which RTC-Leasing held 100% of the charter capital;

     -    RTDC, in which RTC-Leasing held 100% of the charter capital;

     -    RIB, in which RTC-Leasing held 100% of the charter capital;

     -    AKOS, in which RTDC held 92% of the charter capital; and

     - Spetzautoleasing, in which RTC-Leasing held 100% of the charter capital.

For details see Item 10.C. "Material Contracts" and the consolidated financial statements included elsewhere in this Annual Report.


Branches

Rostelecom operates through branches located throughout Russia. Most of Rostelecom's branches, with the exception of Moscow Long Distance and
International Telephone ("MMT") and Professional Education Center, are structures responsible for performing operations with the IRCs and other operators, particularly with respect to providing telecommunications services to the IRCs, and participating in the Company's joint projects in areas where the Company's own facilities connect with relevant regional communication networks. Rostelecom's branches are also responsible for settling bills with the IRCs. The branches may operate in one or more geographically separate subdivisions to facilitate their operations within a specific region.

As of the end of 2003, Rostelecom had two branches located in Moscow. Apart from Rostelecom's Central Branch there are also the Moscow Long Distance and International Telephone, which provides DLD and ILD services for Moscow subscribers. GTsUMS, which coordinated the activities of operating branches in order to resolve technical problems they may have, was liquidated in 2003. The functions performed by GTsUMS were divided between the Company's Headquarters and the Central Branch.

Under Russian law, a branch functions as a division within the corporate structure of a company. Although not a legal entity distinct from the company, a branch may generally own assets, incur liability and enter into contractual relationships. Rostelecom's branches operate pursuant to internal regulations approved by the General Director of Rostelecom, while Rostelecom bears full liability for their operations.

In order to expand its presence in the area of international organizations, Rostelecom joined the International Telecommunications Union ("ITU") and opened a representative office in Geneva (Switzerland) in August 1999 in order to secure the Company's position with international authorities and organizations as well as promote international trade and research cooperation. In April 2002, the Company registered its representative office in Yerevan, Republic of Armenia, in order to research the market and the possibilities for introducing high level telecommunications technology into the Armenian market.


Consolidated Subsidiaries

Westelcom

Westelcom, a joint venture with the Russian Telecommunications Development Corporation, registered in Russian Federation, was established in December 1992 to contribute to the development, introduction, operation and management of the Russian telecommunications infrastructure. Rostelecom acquired a 50% interest in Westelcom in 1992. In October 2002, the Company purchased the remaining 50% interest in Westelcom from Russian Telecommunications Development Corporation for U.S.$ 15 million. As of June 30, 2004, the Company owned 100% of the voting shares in Westelcom.

Westelcom provides communications channel and telecommunications equipment lease services and processes incoming traffic information via international telephone exchanges.

As of June 30, 2004, Westelcom had two Russian subsidiaries, OJSC A-Svyaz and OJSC InfoTeX Taganrog Telecom.

Westelcom owns 81.9% of the charter capital of OJSC A-Svyaz which provides access to the PSTN, as well as local telephone network services, ISDN services, Internet access services and IP-telephony services.

Westelcom owns 74.0% of the charter capital of OJSC InfoTeX Taganrog Telecom which provides access in the territory of the city of Taganrog to the PSTN, as well as local telephone network services, Internet access services, lease of communication channels and long-distance payphones.


RTComm.RU

RTComm.RU is a company registered in the Russian Federation providing integrated Internet technology solutions. RTComm.RU currently has licenses to lease communications channels, provide telematic and data transmission services, and to engage in the technical protection of confidential information. RTComm.RU's target customers are Internet service providers, corporate customers and government entities.

As of June 30, 2004, the Company owned 31.1% of the voting shares in RTComm.RU. Despite of the fact that the Company directly owns less than 50% of the shares of RTComm.RU. RTComm.RU is consolidated in the Company's financial statements on the basis of the Company's control over the financial and operating policy decisions of RTComm.RU.

RTComm.RU  was  founded  in  February  2000  by  RTC-Leasing.   Changes  in  the
shareholder structure of RTComm.RU since then are set out in the table below:

      Shareholders of OJSC       February 2,      January 1,      January 1,     March 1,         June 30,
          RTComm.RU                 2000            2001            2002          2003             2004
------------------------------ --------------- --------------- --------------- --------------- --------------
RTC-Leasing                          100%            76%             40%            49.76%          49.76%
CJSC KFP-Finance                      -               4%              4%            4.98%            4.98%
Svyazinvest                           -              20%             20%            0.48%            0.48%
Rostelecom                            -               -              25%            31.10%          31.10%
Non-Profit Partnership                -               -              11%            13.68%          13.68%
Center for Telecommunications
Problems Research

One of the principal services that RTComm.RU has been providing since 2001 is dedicated access, which provides 24-hour connection of the customer's router to a port of the RTComm.RU network node and permanent access to Internet resources.

RTComm.RU also provides data center services,  including  registration of domain
names,   "post-office"   services,   news  server  services,   virtual  hosting,
co-location, dedicated hosting and others.

In October 2002, RTComm.RU launched its node in London. In the domestic market, RTComm.RU provides services to more than 1,000 business customers, including to communications operators, national corporations and federal ministries and agencies located in the more than 100 large cities in Russia where RTComm.RU's principal access nodes are located.


Principal Associate

Golden Telecom Inc.

The Company owns 11% of the voting shares in Golden Telecom. Two board members nominated by the Company currently sit on the Board of Directors of Golden Telecom.

Golden Telecom is a facilities-based provider of integrated telecommunications and Internet services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg, Nizhny Novgorod and other major population centers throughout Russia and other CIS countries. Golden Telecom is a Delaware company and its operations are organized into the four service groups below:

     - Competitive Local Exchange Carrier ("CLEC") Services. Using local access overlay networks in Moscow, Kiev, St. Petersburg and Nizhny Novgorod, Golden Telecom provides a range of services including local exchange and access services, international and domestic long-distance services, data communications, Internet access and the design of corporate networks;

     - Data and Internet Services. Using fiber optic and satellite-based networks, including 140 combined points of presence in Russia, Ukraine and other CIS countries, Golden Telecom provides data and Internet services including Business to Business services, such as data communications, dedicated Internet access, web design, web hosting, co-location and data-warehousing, and Business to Consumer services, such as dial-up Internet access and web content offered through a family of Internet portals;

     - Long-Distance Services. Using fiber optic and satellite-based network, Golden Telecom provides long distance voice services in Russia; and

     - Mobile Services. Using mobile networks in Kiev and Odessa, Ukraine, Golden Telecom provides mobile services with value-added features, such as voicemail, roaming and messaging services on a subscription and prepaid basis.

Golden Telecom facilities in Moscow are fully integrated with its domestic and international networks, as well as with the networks of Rostelecom and the Moscow city public telephone network. Its Moscow metropolitan area networks are operated by the CLEC Services division of TeleRoss and EDN Sovintel.

Golden Telecom consists of three major operating companies, namely TeleRoss, EDN Sovintel and Golden Telecom (Ukraine), and conducts its business in Russia and the CIS through a network of affiliated or controlled structures.


4.D.  Property, Plant and Equipment

The principal facilities and properties of Rostelecom consist of buildings, sites and telecommunications facilities such as switches of various capacities, cable and transmission devices, television and radio broadcasting equipment, transportation vehicles and various mechanisms located throughout Russia. There are no major encumbrances on the properties owned by Rostelecom. See Item 4.B. "Business Overview - Network and Facilities."

Rostelecom owns the building in which its principal executive and administrative offices are located. The address of its principal executive and administrative offices is 14, 1st Tverskaya-Yamskaya St., 125047 Moscow, Russia. Under Russian law, any transfer of Rostelecom's title to this property is subject to the prior approval of competent government agencies. Rostelecom also owns offices and operational facilities throughout Russia related to the operation of its business. Management believes that Rostelecom's facilities are adequate for its present needs.


Fixed Assets

The table below shows the value of fixed assets owned by the Company as of December 31, 2003, 2002 and 2001. Values are expressed in millions of rubles, according to net book values under IFRS(1) .

                                     December 31, 2003      December 31, 2002      December 31, 2001
                                  ---------------------- ---------------------- -----------------------
Buildings and sites                       7,915                  8,189                   8,711
Cables and transmission devices          29,534                 35,442                  40,519
Other                                     6,791                  8,775                   9,596
Total(2)                                 44,240                 52,406                  58,826

     (1) See Notes 5 and 35 to the consolidated financial statements for the year ended December 31, 2003 for details of differences of valuation of property, plant and equipment under IFRS and U.S. GAAP.

     (2) The Group owns all the property, plant and equipment listed except for rented satellite transponders which are included under "cable and transmission devices" and are valued at approximately RUR 210 million as of December 31, 2002. These were fully depreciated during 2003. The aggregate value of pledged property which secures loans is RUR 2,158 million as of December 31, 2003 (RUR 9,117 million as of December 31,
          2002). Refer to Note 6 to the consolidated financial statements for details.

Locations of principal property, plant and equipment are described in Item 4.A. "History and Development of the Company" and Item 4.B. "Business Overview." Major offices of Rostelecom are located in the destination cities of Rostelecom's primary network in Russia, including in Moscow, St. Petersburg, Novosibirsk, Ekaterinburg, Samara, Rostov-on-Don, and Khabarovsk.

The Company's capital expenditure approved by the Board of Directors for 2004 is expected to be RUR 5,237 million. See Item 4.A. "History and Development of the Company."

Construction in progress as of December 31, 2003, 2002 and 2001 amounted to RUR 5,345 million, RUR 3,872 million, and RUR 3,851 million, respectively.


Environmental Compliance

The Company believes it is in compliance with all material requirements relating to environmental protection and is not in violation of any environmental protection laws. Under various construction agreements to which the Company is a party, it assumes obligations to effect payments to cover costs for the regeneration of forests, agricultural lands and other properties. In the absence of specific regulations requiring the Company to separately account for such expenses and as long as certain amounts of such payments established in the Company's construction agreements significantly differ from each other, neither the exact, nor the average, amount of such costs can be definitively determined.


Item 5.  Operating and Financial Review and Prospects

5.A. Operating Results

The following discussion of the Group's financial position and results of operations should be read in conjunction with the Group's consolidated financial statements and the notes to the consolidated financial statements included elsewhere in this Annual Report. The consolidated financial statements are comprised of the results of Rostelecom and its subsidiaries, RTComm.RU and Westelcom.

Prior to December 1, 2003, the Group also included its consolidated subsidiaries: (i) RTC-Leasing, (ii) RTCL (Cyprus), (iii) RTCL, S.A., (iv) RTDC,
(v) RIB, (vi) AKOS, and (vii) Spetzautoleasing, each of which were disposed of on that date.

For more information see Item 10.C. "Material Contracts" and the consolidated financial statements included elsewhere in this Annual Report.

On January 1, 2000, the operations of Rostelecom and MMT were merged into one entity. The "pooling of interests" method of accounting was applied in relation to the merger between MMT and Rostelecom because both entities were under the common control of Svyazinvest which held 50.67% of the voting shares in each of Rostelecom and MMT. Under the pooling of interests method of accounting the financial statement items for the merged entity for the period of the financial year in which the merger had occurred were included in the consolidated financial statements as if Rostelecom and MMT had merged from the beginning of the first period presented.

The accompanying consolidated financial statements have been prepared in accordance and comply with the IFRS, which differ in certain respects from U.S. GAAP. For a discussion of the differences between IFRS and U.S. GAAP insofar as they relate to Rostelecom, see Note 35 to the consolidated financial statements included elsewhere in this Annual Report.


Overview

Rostelecom's principal sources of income are revenues generated from the provision of domestic long-distance and international telecommunications services. The Company renders DLD and ILD traffic throughput services to Russian operators throughout Russia, including to each of Russia's seven IRCs, as well as alternative operators and mobile operators. The Company currently is the only telecommunications operator in Russia licensed to carry wholesale DLD and ILD traffic and therefore holds a monopolistic position in this market. Rostelecom also has the exclusive right to terminate the incoming international voice traffic to Russia from international operators. Local operators, including IRCs, bill their own local customers for outgoing DLD and ILD calls, while Rostelecom bills the operators for the traffic throughput. International operators pay Rostelecom for termination of the incoming ILD traffic to Russia at a pre-agreed rate per minute of traffic. In Moscow, Rostelecom provides DLD and ILD services to end-users through the local access network of a local operator, and bills customers directly. In addition, Rostelecom provides DLD services to various government-funded entities and government ministries across Russia.

     Principal markets               Percentages of total revenue represented by
                                      domestic long-distance and international
                                                      traffic
----------------------------------  --------------------------------------------
                                          2003                      2002
                                    ------------------          ----------------
Outgoing international traffic             26%                       30%
Incoming international traffic             12%                       15%
Domestic long-distance traffic             41%                       34%
Total revenue from domestic long-
distance  and  international               79%                       79%
traffic

Rostelecom owns and operates its network and the international gateways through which the majority of Russia's DLD and ILD traffic passes. Rostelecom network connects all of the IRCs in Russia which in turn own and operate local telephone networks in their areas. Consequently, Rostelecom does not bill the majority of telephone users directly, except in the respective city of Moscow, Moscow region and certain business customers and government agencies located elsewhere in Russia. Instead, Rostelecom receives payments from the IRCs or other entities, which bill their own local customers for outgoing domestic long-distance and international calls. Historically, the growth in the volume of international traffic was limited as a result of the capacity constraints on the Russian telecommunications network previously regulated under the former Soviet Union. In recent years, Rostelecom has made significant investments to improve channel capacity for international calls and to enhance interconnections with international operators. While these improvements have increased access for incoming international calls, the need for further development of Rostelecom long-distance trunk network and the IRCs' networks and the general state of the Russian economy have continued to limit outgoing international traffic.

Before August 2003, IRCs made payments to Rostelecom for DLD and ILD traffic either at a set per minute ISR for the use of the Rostelecom network (for DLD traffic) or a determined proportion of the amounts they charge to their subscribers (for ILD traffic). In July 2001, the linear component of the ISR was increased by 25%. Effective January 1, 2002, the linear component of the ISR was increased by another 25%.

In July 2003, the FAS abolished the ISR and approved the new settlement system with effect from August 1, 2003.

The new settlement system is in line with established world practices and is expected to provide a stimulus for the further development of the Russian telecommunications market. The Company believes that the new settlement system improved pricing transparency, enhanced the degree of precision by which operators can settle their monetary obligations to each other and removed the economic rationale for operators to bypass Rostelecom's network with the result that the Company's share of DLD traffic volume and its revenues will increase.

Under the new settlements system, Rostelecom began to bill the regional operators for the transit of DLD calls calculated using the Linear Settlement Rate and to pay regional operators for the termination of DLD calls calculated using the Termination Settlement Rate. Previously, Rostelecom made no payments for termination and recognized revenue for the transit of the traffic on the basis of the ISR.

The Company expects that payments to regional operators for all actual terminated minutes of traffic will encourage operators to route their traffic through Rostelecom's network thereby increase Rostelecom's traffic transit rates and revenues. In this way, the new settlement system should provide for equal terms for all operators interconnected to Rostelecom's network on the trunk level, irrespective of ownership. For more information, please see Item 4.B. "Business Overview."

Rostelecom has in the past experienced, and continues to experience, significant delays in payment from subscribers located in Moscow, certain government-funded entities and government bodies and agencies, and some international operators. Management believes that appropriate allowances for doubtful accounts receivable were established to cover potential exposure.


Economic Environment in the Russian Federation

General

Over the past decade, Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess the fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The Russian Government is attempting to address these issues. However, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Russian Government's debt default and ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include, but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation. The Group will continue to be affected, for the foreseeable future, by these risks and their consequences. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Group's assets, and the ability of the Group to maintain or pay its debts as they mature. For a more detailed discussion of these risks and uncertainties, see Item 3.D. "Risk Factors."

The Company's historical results and the accompanying consolidated financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Group's consolidated financial statements in the period when they become known and can be reasonably estimated.


Currency Exchange and Control

Foreign currencies, in particular the U.S. dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the ruble's value dropped significantly against the U.S. dollar, falling from a pre-crisis rate of approximately 6 rubles to 1 U.S. dollar, to 27 rubles to 1 U.S. dollar by the end of 1999. During 2001, 2002 and 2003, the ruble's value fluctuated between 26.90 and 31.88 to 1 U.S. dollar. In 2003 the decline of the ruble was reversed and the ruble appreciated against U.S. dollar by 7.33%. See Item 3.A. "Selected Financial Data - Exchange Rates" for a summary of the exchange rate of the ruble to 1 U.S. dollar for the years ended December 31, 2003, 2002, 2001, 2000 and 1999.

Previously, the Central Bank imposed stringent currency control regulations designed to promote the commercial utilization of the ruble. Such regulations placed restrictions on the conversion of rubles into foreign currencies and established requirements for mandatory conversion of foreign currency sales into rubles. The Currency Control Law, which came into force in June 2004, abolished the procedure for licensing currency operations. For more information, see Item 10.D. "Exchange controls."


Inflation

The following table summarizes the annual rate of inflation for the years ended December 31, 2003, 2002, 2001, 2000 and 1999:

For the years ended December 31           Annual inflation
---------------------------------  -------------------------------
              2003                              12.0%
              2002                              15.1%
              2001                              18.8%
              2000                              20.2%
              1999                              36.6%

Source: State Committee on Statistics of the Russian Federation.

Prior to January 1, 2003 the Russian Federation economy was hyperinflationary. In accordance with IAS 29, the financial information for Rostelecom as of December 31, 2002, 2001, 2000 and 1999 has been restated in terms of the ruble purchasing power current as of December 31, 2002 to take into account the effect of inflation.

The Russian Federation ceased to be hyperinflationary with effect from January 1, 2003 and accordingly no adjustments have been made for the year ended December 31, 2003. The hyperinflation-adjusted carrying amounts of the Group's assets, liabilities and equity items as of December 31, 2002 were assumed to be the carrying amounts as of January 1, 2003 for the purpose of the consolidated financial statements.


Taxation

The tax system of Russia includes taxes introduced and regulated by federal authorities, authorities of subjects of the Russian Federation, and local (municipal) authorities.

Taxes payable by Russian companies include VAT, income tax, unified social tax, turnover tax, property tax and other taxes. In contrast to the U.S. tax system, Russian companies that are members of a group of companies do not consolidate their financial reports for taxation purposes. As a result, each company within the Group pays taxes independently and may not offset its profits and losses against profits and losses of another company in the Group.

Currently, the Russian tax system is undergoing fundamental reform. The reform is aimed at making the tax system more predictable and transparent, and reducing the tax burden on the economy. These goals are to be achieved through reconciling uncoordinated separate statutory regulations and including those provisions in the Tax Code in order to reduce the total number of taxes imposed and lower the rate of taxation. The reform of the Russian tax system is expected to be completed in 2004.

For more information, see Item 3.D. "Risk Factors - Legal Risks" and Item 10.E. "Taxation."


Critical Accounting Policies

The Group's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements prepared in accordance with IFRS. The reported financial condition and results of operations of the Group are sensitive to the accounting methods, assumptions and estimates generally underlying the preparation of financial statements. The management of the Group has identified certain critical accounting policies which require management to make significant estimates and assumptions. The Group bases its estimates on historical experience and on various other assumptions that the Group believes are reasonable under the circumstances. These results and assumptions form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Accounting for the effects of inflation and changes in foreign exchange rates has also been included by management as a critical accounting policy because of the material impact on the Group's financial statements for the years 1999-2002. Management believes that the following are some of the most critical accounting policies that currently affect the Company's financial condition and results of operations.

Principles of Consolidation

The Group comprises the Company and its subsidiaries. Transactions and balances between the Company and its subsidiaries are eliminated, and accounting policies of its subsidiaries are adjusted to conform to those of the Company.

A consolidated subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50% of the voting share capital of such entity, or by other means. As of December 31, 2003, the Group comprised the Company and its consolidated subsidiaries, RTComm.RU and Westelcom.

Prior to December 1, 2003, the Group comprised the Company and its then consolidated subsidiaries: (i) RTC-Leasing; (ii) RTCL (Cyprus); (iii) RTCL, S.A.; (iv) RTDC; (v) RIB; (vi) AKOS; (vii) Spetzautoleasing (viii) RTComm.RU; and (ix) Westelcom.

For more  information  see Item 4.A.  "History and  Development of the Company",
Item 10.C. "Material Contracts" and the consolidated financial statements included elsewhere in this Annual Report.

Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20% and 50% of the voting share capital of such company or by exerting significant influence through other means. The Group's share of the net income or losses of associates is included in the consolidated statement of operations, and the Group's share of the net assets of associates is included in the consolidated balance sheet. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. The Group must exercise its judgment in making determinations as to those factors to analyze, in determining whether a potential impairment of an investment has occurred. For the purposes of such assessment, management uses the information relating to the fair value of the investment rather than to its carrying value, information relating to the financial condition of the investee company as well as other known factors which may have an impact on the carrying value of the investment in the near future.

If the Company's interest in an entity is between 20% to 50% and such interest is acquired with the intention to sell it in the foreseeable future, such investment is accounted for as investment available-for-sale and is stated at the fair value. Determination of the fair value of assets is subjective by nature and often involves the use of significant estimates and assumptions. Management engaged independent appraisers to assist in the determination of the fair value of certain available-for-sale investments. The most significant estimates and assumptions used to determine fair value relate, among others, to the estimation of the amount and timing of future cash flows and then discount rates and perpetual growth rates. Most of the assumptions are based on available historical and market information.

Prior to October 2003, the Company owned 27.13% of the voting shares of RTC-Leasing. However, as management believed that it exercised control over the management, policies and day-to-day operations of RTC-Leasing, including the right to appoint the majority of the Board of Directors of RTC-Leasing, the Company continued to consolidate the results of operations and financial position of RTC-Leasing. In October 2003, the Company sold its remaining equity interest in RTC-Leasing. As a result, RTC-Leasing, together with its subsidiaries, ceased to be treated as a consolidated entity for the purposes of the Company's financial statements. For details please refer to Item 10.C. "Material Contracts."

As of December 31, 2003, Rostelecom held 31% of the voting shares of RTComm.RU. However, in the opinion of management, the Company continues to exercise control over the management, policies and day-to-day operations of RTComm.RU. The activities of RTComm.RU are conducted in accordance with the Company's specific business and the Company obtains benefits from, and retains the majority of risks related to, RTComm.RU. Therefore the Company continues to consolidate the results of operations and financial position of RTComm.RU.

For information, please refer to the consolidated financial statements included elsewhere in this Annual Report.


Property, Plant and Equipment

For the purpose of determining the opening balance sheet on the first application of IFRS on January 1, 1994, the Company performed a valuation of its property, plant and equipment, as reliable historical cost information and information regarding their acquisition dates was not available. A brief description of the methodology applied in performing this valuation is set out below for each major asset category:

     o Buildings and on-site engineering communications - current replacement cost;

     o    Cable and transmission devices - current replacement cost;

     o    Trunk network exchanges - modern equivalent asset; and

     o    Assets in the course of construction - indexed historic cost.

Cost or valuation of the network comprises all the expenditures up to and including the cabling and wiring to the local telephone operator's intercity exchange, and includes contractors' charges and payments on account, materials, direct labor, and interest costs on specific project financing up to the date of commissioning of the relevant assets.

Subsequent expenditures are capitalized if it can be clearly demonstrated that they extend the life of the asset or significantly increase its revenue generating capacity beyond its originally assessed standard of performance. Expenditures for ongoing repairs and maintenance are charged to the statement of operations as incurred. Assets acquired to satisfy the basic needs of the Company's employees (for example, in remote districts) are expensed upon acquisition.

Items of property, plant and equipment that are retired or otherwise disposed of are eliminated from the balance sheet along with the corresponding accumulated depreciation. Any gain or loss resulting from such retirement or disposal is included in the determination of net income.

Depreciation of property, plant and equipment is calculated on a straight-line basis from the time the assets are available for use, over their estimated useful lives (for details see Note 5 to the consolidated financial statements). The determination of the useful life of an asset involves a subjective judgment by management with respect to estimated periods of its business use. Changes in the Group's intended period of use of certain assets as well as changes in technology may cause the estimated useful life of an asset to change. The useful lives and depreciation methods are reviewed periodically to ensure that the methods and the periods of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

At each balance sheet date an assessment is made as to whether there is any indication that the Group's assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. Where such a decline has occurred, the carrying amount of an asset is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as an expense in the statement of operations. Any subsequent increase in the recoverable amount of an asset would be written back when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Determination of fixed assets' impairment involves the use of estimates which include, but are not limited to, the cause, the timing and the amount of the impairment. In evaluating impaired fixed assets, the Group typically considers technological obsolescence, suspension of services and other changes in circumstances. The recoverable amount is determined as the higher of the assets' net selling price and value in use. The value in use of assets is estimated based on forecast future cash inflows and outflows to be derived from continued use of the assets and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate. Management makes judgments and estimates regarding amount and timing of the future cash flows and the discount rate to be used. Management uses estimates as to future revenue streams, effects of liberalization of the Russian telecommunications industry, discount rates and others. Had management used different estimates, these could have resulted in the need to recognize impairment charge. Recognition of an impairment charge would reduce the carrying value of property, plant and equipment as of December 31, 2003, increase operating expenses and decrease the net income for the year ended December 31, 2003.

For the purpose of evaluating impairment, the Company reviewed property, plant and equipment to be held and used, and based on this analysis, the Company believes that the carrying value of property, plant and equipment reflected in the consolidated financial statements as of December 31, 2003 does not exceed their recoverable value.

Effects of Inflation and Changes in Foreign Exchange Rates

Prior to December 31, 2002, the Russian Federation met the definition of a hyperinflationary economy as defined by International Accounting Standard ("IAS") 29, "Financial Reporting in Hyperinflationary Economies." Although the cumulative inflation index for the three-year period ended December 31, 2002 was less than 100%, it was considered that the remaining criteria set forth by IAS 29 indicated that during 2002, the Russian Federation continued to experience conditions that meet the definition of a hyperinflationary economy.

Effective January 1, 2003, the International Task Force of the American Institute of Certified Public Accountants determined that the Russian Federation no longer meets the criteria of a hyperinflationary economy. Beginning 2003, the Company ceased applying IAS 29 and only recognizes the cumulative impact of inflation indexing through December 31, 2002 on non-monetary elements of the consolidated financial statements. Transactions undertaken subsequent to December 31, 2002 are reported at actual, nominal amounts except for those involving non-monetary assets and liabilities acquired prior to January 1, 2003. Results of operations (including gains and losses on disposal) involving such assets and liabilities are recognized based on the restated cost, which was calculated by applying to the carrying values of these assets and liabilities the change in the general price index through December 31, 2002. Comparative financial information for the years ended December 31, 2002 and 2001 is presented in terms of the measuring unit current as of December 31, 2002.

IAS 29, "Financial Reporting in Hyperinflationary Economies" requires that financial statements prepared by companies in hyperinflationary economies on a historical cost basis be adjusted to take account of the effects of inflation. The consolidated financial statements for the years ended December 31, 1999, 2000, 2001 and 2002, have been restated in terms of the purchasing power of the measuring unit as of December 31, 2002, and the net gains or losses arising on the net monetary position of assets and liabilities during the periods presented have been included in the statement of operations and disclosed separately. The Group has utilized the General Price Index ("GPI") as issued by Goskomstat, the State Committee on Statistics of the Russian Federation, in the application of IAS 29.

Substantially all of the Group's revenue is denominated in rubles, except for its revenue from international operators, which is denominated in U.S. dollars or other foreign currencies. Most of its costs, other than payments to other international operators and certain domestic service providers and interest paid on foreign denominated debt, are denominated in rubles. Therefore, Rostelecom's performance results from international traffic and, accordingly, year-to-year comparisons of Rostelecom's incoming international traffic revenues are significantly affected by the relative movements of domestic inflation and ruble exchange rates. For example, if foreign currency international incoming traffic revenues for any periods being compared remain at the same level but between the periods the rate of devaluation of the ruble is slower than the rate of Russian inflation, the related revenues expressed in constant rubles decline from one period to the next. Conversely, if the rate of devaluation exceeds the rate of inflation, such revenues expressed in constant rubles increase from one period to the next. During 1998, the ruble devaluation rate exceeded the rate of inflation, while in the period from 1999 to 2002, it was less than the rate of inflation. Currently, the Company does not use nor plans to use hedging to insure against such foreign currency fluctuations.

The following table illustrates the effects from 1998 to 2002 of both exchange rate changes and the indexation of historical amounts to adjust for Russian inflation on a fixed amount of U.S. dollar revenues:

                                                                             Decrease                       Amount
                                                                            in value of     Increase       constant
                                             Rubles to                        Rubles         In GPI       Rubles in
                                U.S.$          U.S.$          Rubles         against          from         terms of
     Payment date              amount        exchange         amount       U.S.$ from        payment      purchasing
                                 of           rate at       initially        payment        date to       power as of
                              payment        time of        recognized       date to         December      December
                                             payment                        December        31, 2002        31, 2002
--------------------------  -----------  ----------------  -------------  -------------  -------------  ------------
January 1, 1998                  100          5.96             596             433%          315.23%         2,475
December 31, 1998                100          20.65           2,065             54%          124.64%         4,639
December 31, 1999                100          27.00           2,700             18%          64.32%          4,437

December 31, 2000                100          28.16           2,816             13%          36.79%          3,852
December 31, 2001                100          30.14           3,014             5%           15.12%          3,470
December 31, 2002                100          31.78           3,178              -              -            3,178

As the Russian Federation ceased to be hyperinflationary with effect from January 1, 2003, no adjustments in the accompanying consolidated financial statements have been made for the year ended December 31, 2003. The hyperinflation-adjusted carrying amounts of the Company's assets, liabilities and equity items as of December 31, 2002 became their carrying amounts as of January 1, 2003 for the purpose of subsequent accounting.

The application of IAS 29 to specific categories of transactions and balances within the consolidated financial statements was set out as follows:


Corresponding Figures

Corresponding figures for the previous reporting periods had been restated by applying to the amounts included in the previous years' financial statements the change in the GPI. Comparative financial information was therefore presented in terms of the measuring unit current as of December 31, 2002, being the latest date for which the adjusted financial statements were presented.


Monetary assets and liabilities

Cash and cash equivalents, available-for-sale investments, receivables, payables, interest bearing loans, current taxation and dividends had not been restated as they are monetary assets and liabilities and were stated in rubles current at the balance sheet date.

Gains or losses on the net monetary position of assets and liabilities which arise as a result of inflation, were computed by applying the change in the GPI to the monetary assets and monetary liabilities during the period.


Non-monetary assets and liabilities

Non-monetary assets and liabilities were restated from their historic cost or valuation by applying the change in the GPI from the date of recognition to the balance sheet date.


Consolidated statements of operations and cash flows

Items included in the consolidated statement of operations and cash flows were restated by applying the change in the GPI from the dates when the items have been initially recorded to the balance sheet date.


Revenue and Operating Costs Recognition

Revenue and operating costs for all services had supplied and had received were recognized at the time the services were rendered. Revenue was recognized when it was probable that the economic benefits associated with the transaction would flow to the enterprise and the amount of revenue can be reliably measured. Revenue recognition required judgment to be used as to the probability of the inflow of economic benefits to the Group, i.e. expected conversion of revenue streams to cash collected. Use of such judgment for the purpose of establishing revenue recognition policy was widely used in telecommunications industry in connection with settlements with long-distance telecommunications operators.

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

Segment information

The primary business area of the Group is telecommunications services, including international and domestic long-distance phone calls and Internet-related services.

Approximately 95% of the revenues of the Group are derived from telecommunications services. Revenues from telecommunications services are reported according to the types of customers and the types of services provided. In the opinion of management, this is the most relevant presentation of revenues generated from the Company's telecommunications services. The Company determined the following types of customers to be reported separately: local operators, subscribers, and foreign operators. For each type of customer, the Company reports the following types of material services provided:


Local operators

     -    Telephone - international
     -    Telephone - domestic
     -    Other income from local operators

Subscribers

     -    Telephone - international
     -    Telephone - domestic
     -    Internet access
     -    Lease of channels
     -    Television and radio transmission
     -    Cellular services

Foreign operators

     -    Telephone
     -    Telex, telegraph and other
     -    Lease of channels

All other types of revenues are reported as other revenue.


Allowance for doubtful accounts

The Company analyzes its accounts receivable for recoverability on a regular basis. The allowance estimation process requires management to make assumptions based on the historical results, future expectations, assessment of general economic environment and changes in the creditworthiness of the Group's debtors. Such estimates and assumptions may have significant impact on the carrying value of the accounts receivable and on the amount of bad debt expense. The percentage of general allowance is based on types of customers, history of debt collection per customer types and age of debt. Specific allowance is established based on the analysis of significant debtors on an individual basis. Historically, the major part of allowance for doubtful accounts relates to accounts receivable from subscribers in Moscow.

Had the Company recorded the allowance for doubtful accounts as of December 31, 2003 based on the same pattern of the percentage of doubtful accounts in the total balance of trade accounts receivable as at December 31, 2002, the amount of the allowance for doubtful accounts as of December 31, 2003 would have been RUR 2,538 million, i.e. approximately 6% lower than the allowance actually recorded. This would result in an increase of accounts receivable of RUR 151 million, a decrease of bad debt expense of RUR 151 million, and an increase of net income of RUR 115 million, net of taxes.

The major reason for the increase of the allowance for doubtful accounts in 2003 in total accounts receivables as compared to the allowance recorded in 2002 is a decrease in the number of "good payers", such as national telecommunication operators which settle their accounts on a timely basis, and a respective increase in the number of "unstable payers", such as television and radio broadcasting companies and certain government bodies which are typically less reliable in settling their accounts.


Related Party Transactions

The Group has entered into a number of related party transactions, including transactions with RTC-Leasing and other subsidiaries and affiliates. See further details of such transactions in Note 29 to the consolidated financial statements and in Item 7.B. "Related Party Transactions."

Discontinued Operations

As part of the Company's effort to concentrate on its core business segment Rostelecom completed a series of transactions through which it divested its remaining interest in its former consolidated subsidiary RTC-Leasing. RTC-Leasing and its subsidiaries conducted operations in the Russian leasing, banking and investing business segments.

Based on this development, the results of operations of RTC-Leasing have been reported separately as discontinued operations in the Group's consolidated financial statements for the years ended December 31, 2003, 2002 and 2001. See
Note 23 to the consolidated financial statements included elsewhere in thus Annual Report.

The Group's accompanying statements of income for the years ended December 31, 2003, 2002 and 2001 include as discontinued operations the post-tax results of operations carried out by RTC-Leasing and its subsidiaries, which are comprised of the following:

                                                                   2003          2002          2001
------------------------------------------------------------------------------------------------------
Revenue                                                            837           252           196
Operating expenses                                                (577)         (431)         (513)
Other gain /(loss), net                                         (1,021)         (329)       (1,037)
------------------------------------------------------------------------------------------------------
Loss before tax and minority interest                             (761)         (508)       (1,354)
------------------------------------------------------------------------------------------------------
Income tax expense benefit                                        (300)         (590)         (589)
Minority interest in the results of discontinued operations       (650)       (1,153)         (322)
Loss recognized on disposal                                       (804)             -             -
Income tax expense recognized on disposal                         (175)             -             -
Write down of carrying amount of additional interests in
fixed assets acquired to fair value                               (551)             -             -
Income tax benefit recognized on the write-down                    132              -             -
------------------------------------------------------------------------------------------------------
Net loss from the discontinued operations                       (3,109)       (2,251)       (2,265)
======================================================================================================


The Company's loss recognized on the disposal of shares of RTC-Leasing in 2003 and the respective discontinuance of operations in the leasing, banking and investing segments consisted of the following:

Cash received from the acquirer of RTC-Leasing's shares                  740
Share in net assets of RTC-Leasing                                     (1,544)
--------------------------------------------------------------------------------
Total loss recognized on disposal                                        (804)
================================================================================


Financial Results for the Years Ended December 31, 2003 and 2002

Revenues

In 2003, total revenues increased by 14% to RUR 31,890 million from RUR 27,889 million in 2002. The growth in total revenue was largely due to the introduction of the new settlement system between the Company and local operators in Russia. Revenue from the new settlement system accounted for RUR 2,966 million of the company's total revenues in 2003.


Local Operators

                                                                                       Total Change
                                               Year ended         Year ended       ---------------------
                                              December 31,       December 31,           RUR
                                                  2003               2002             million      %
                                            -----------------  ------------------  ----------- ---------
 Telephone - international                        5,171             5,025              146         3%
 Telephone - national                             9,292             5,895            3,397        58%
 Other income from local operators                1,952             1,838              114         6%
 Total revenues from local operators              16,415            12,758           3,657        29%


Revenues from local operators represented 51.5% and 45.7% of total revenues in 2003 and 2002, respectively.

Revenues from local operators for DLD traffic increased by 58% to RUR 9,292 million in 2003 as compared to RUR 5,895 million in 2002. The increase in revenue from local operators for domestic long-distance traffic transit was due to a 15% growth in traffic and a 49% increase in the level of tariffs. The principal reason behind the growth in traffic was the continued growth of the Russian economy and greater penetration of fixed and mobile telephony in the Russian market. With respect to tariffs, on August 1, 2003, the Anti-Monopoly Ministry (currently, the FAS) abolished the ISR for settlements between Rostelecom, on the one hand, and regional operators and the Svyazinvest Group, on the other. Under the new settlements system, Rostelecom began to bill the regional operators for the transit of DLD calls calculated using the Linear Settlement Rate and to pay regional operators for the termination of DLD calls calculated using the Termination Settlement Rate. Previously, Rostelecom made no payments for termination and recognized revenue for the transit of the traffic on the basis of the ISR.

Revenues from local operators for outgoing ILD traffic increased by 3% to RUR 5,171 million in 2003 from RUR 5,025 million in 2002. In 2003, outgoing international traffic from local operators grew by 10% as compared to 2002. In 2003, tariffs were largely unchanged as compared to 2002.

Other income from local operators increased by 6% to RUR 1,952 million in 2003 compared to RUR 1,838 million in 2002. Income from local operators consists of revenues from leased lines services and other services rendered to local operators including equipment rent and maintenance. The growth in revenue is due to higher leased lines prices charged.


Subscribers

                                                                                     Total Change
                                             Year ended         Year ended      ------------------------
                                             December 31,      December 31,       RUR
                                                2003              2002          million           %
                                           ---------------   ----------------   ------------  ----------
 Telephone - international                       3,027            3,462           (435)        -13%
 Telephone - national                            3,678            3,513            165          5%
 Internet access                                 1,060             849             211          25%
 Rent of telecommunications channels to           853              712             141          20%
 subscribers
 Television and radio transmission               584              546             38           7%
 Cellular services                               117               89             28           31%
  Total revenues from subscribers               9,319            9,171            148          2%

Revenues from Rostelecom's subscribers, which consist mainly of subscribers in Moscow, include revenues from national and international calls. In 2003, revenues from subscribers represented 29.2% of total revenues compared to 32.8% in 2002. In 2003, revenues from subscribers increased by 2% to RUR 9,319 million from RUR 9,171 million in 2002. Such growth was principally due to an increase in subscriber DLD revenues, increased Internet access revenues and rental fees for telecommunications channels, partly offset by a decrease in subscriber ILD revenues.

Revenues from subscribers in Moscow for international telecommunications services dropped 13% to RUR 3,027 million in 2003 from RUR 3,462 million in 2002 partially as a result of a slight decrease in outgoing international traffic, caused by continued intense competition in Moscow, a decrease in the effective tariff level of 4% from the previous year and the impact of inflation.

Revenues from subscribers in Moscow for DLD telecommunications services increased by 4.7% to RUR 3,678 million in 2003 from RUR 3,513 million in 2002 due to the Company's more effective pricing policy, the provision of additional services to Moscow subscribers and other marketing efforts.

In 2002 revenues from subscribers also included revenues from Internet and mobile telecommunications businesses, representing the activities of RTComm.RU and AKOS, respectively, which the Company started consolidating from January 2002 and April 2002, respectively. The revenues of RTComm.RU are still consolidated while the revenues of AKOS were consolidated until December 01, 2003. Internet access revenues in 2003 increased by 24.9% to RUR 1,060 million from RUR 849 million in 2002. Revenues from mobile subscribers in 2003 increased by 31% to RUR 117 million from RUR 89 million in 2002. The Group disposed of its holding in AKOS together with its sale of its remaining holding in RTC-Leasing in late 2003.

In 2003, revenues from the lease of channels to subscribers increased by 20% to RUR 853 million from RUR 712 million in 2002 due to an increase in tariff levels for leasing channels. In 2003, revenues from television and radio transmission amounted to RUR 584 million, an increase of 7.0% from 2002.


Foreign Operators


                                                                                        Total Change
                                                     Year ended       Year ended    -----------------------
                                                     December 31,    December 31,      RUR
                                                        2003            2002         million      %
                                                     -------------  --------------  ---------- ------------
 Telephone                                               3,871         4,250         (379)        -9%
 Telex, telegraph and other                                431           622         (191)        -31%
 Rent of telecommunications channels                       181           228          (47)        -21%
 Total revenues from international operators              4,483         5,100        (617)        -12%

In 2003, revenues from foreign operators represented 14.1% of total revenues compared to 18.3% in 2002. Revenues from foreign operators decreased by 12% to RUR 4,483 million in 2003 from RUR 5,100 million in 2002. Incoming international traffic increased by 24% in 2003 as compared to 2002. In 2003, tariff levels decreased by 23% from the previous year. Revenues from other services such as telex and telegraph decreased by 31% to RUR 431 million from RUR 622 million in 2002 due to the outdated and inefficient technologies used in such services. The Company is phasing out these outdated services and expects to replace them with its new services.


Operating Expenses

                                                                                        Total Change
                                                      Year ended     Year ended    -----------------------
                                                     December 31,   December 31,       RUR
                                                         2003           2002         million      %
                                                    -------------  --------------  ---------- ------------
 Wages, salaries, other benefits and payroll taxes       3,946          3,476           470      14%
 Depreciation                                            8,252          9,089          (837)     -9%
 Charges by network operators - international            5,913          5,779           134       2%
 Charges by network operators - national                 4,780          1,707         3,073     180%
 Administration and other costs                          3,782          3,336           446      13%
 Taxes other than on income                                507            793          (286)    -36%
 Repairs and maintenance                                   800            452           348      77%
 Bad debt expense                                          337            874          (537)    -61%
 Loss on sale of property, plant and equipment           1,214            449           765     170%
 Total operating expenses                               29,531         25,955         3,576      14%

Total operating expenses increased by 13.8% to RUR 29,531 million in 2003 from RUR 25,955 million in 2002, mainly due to an increase in charges by international and local network operators, wages and salaries, administration and other costs. This increase in expenses was partly offset by decreasing depreciation, lower taxes other than on income and lower bad debt expense.

Charges by local network operators increased by 180% to RUR 4,780 million in 2003 from RUR 1,707 million in 2002. The new settlement system accounted for 147%, or RUR 2,501 million, of the total increase.

Charges by international network operators for termination of outgoing international calls increased by 2% to RUR 5,913 million in 2003 from RUR 5,779 million in 2002. The increase was principally due to the increase of outgoing international traffic.

Wages, salaries and other staff costs increased by 13.5% to RUR 3,946 million in 2003 from RUR 3,476 million in 2002. Although, as of December 31, 2003 the number of employees decreased by 15.7% to 26,742 from 31,729, as of Decemebr 31, 2002, the increase in wages, salaries and other staff costs was due to an increase in average salaries of 31% in 2003 as compared to 2002.

Depreciation of property, plant and equipment decreased by 9% to RUR 8,252 million in 2003 from RUR 9,089 million in 2002. During 2002 the Company formalized a plan to discontinue using certain satellite channels which resulted in additional depreciation expenses of RUR 897 million and RUR 210 million were recognized in 2002 and 2003, respectively. The remaining decrease in depreciation in 2003 relates to property plant and equipment disposed of in 2002. During 2003, the Company ceased using certain analog cable systems with the result that related losses increased by 170.0% to RUR 1,214 million in 2003 from RUR 449 million in 2002.

Administration and other expenses increased by 13% to RUR 3,782 million in 2003 from RUR 3,336 million in 2002. This increase relates primarily to expenses incurred by RTComm.RU in connection with the governmental program "Electronnaya Rossia," which is aimed at enhancing the technical capabilities of the governmental organizations in the various regions in Russia, and sponsorship payments related to Russia's national soccer team, which resulted in aggregate expenses of RUR 446 million in 2003.

Taxes other than on income decreased by 36% to RUR 507 million in 2003 as compared to RUR 793 million. The principal reason behind this decrease was the abolition of the road users tax in 2003, which was partly offset by increases in title duties paid by the Company.

Bad debt expense decreased by 61% to RUR 337 million in 2003 from RUR 874 million in 2002. The decrease of the allowance for doubtful accounts is largely due to the effect of an agreement between Rostelecom and local operator in Moscow whereby the parties undertook joint efforts for the prevention of unauthorized access to the telecommunications network in the city.


Operating Profit

In 2003, operating profit increased by RUR 425 million, or 22%, to RUR 2,359 million from RUR 1,934 million in 2002. As a result, the operating margin grew from 6.9% in 2002 to 7.4% in 2003.

Net interest expense and other non-operating items decreased from a net gain of RUR 1,547 million in 2002 to a net gain of RUR 1,516 million in 2003. This was primarily due to income from sale of investments of RUR 25 million compared to income from sale of investments of RUR 1,724 million in 2002, which was partly offset by gain from debt restructuring and foreign exchange gain compared to foreign exchange loss in 2002.

In 2002 the Company recognized net income from the sale of investments of RUR 1,724 million. This gain primarily represented income from the sale of the Company's 50% interest in Sovintel with a value of RUR 1,733 million and losses from sale of other investments amounting to RUR 9 million. In exchange for its interest in Sovintel the Company received cash and short-term financial instruments, redeemed in 2002 for a total amount of U.S.$ 56 million and a 15% interest in Golden Telecom, which acquired the Company's interest in Sovintel. After the transaction, the Company retained a significant influence in Golden Telecom. Therefore investments in Golden Telecom were accounted for as investments in associates using the equity method. During 2003, after a number of additional share issues by Golden Telecom, the Company's interest in Golden Telecom was diluted to 11.19%. The Company recognized a gain of RUR 2 million resulting from the dilution of its interest in Golden Telecom.

From January 1, 2003, the Russian Federation no longer met the criteria of IAS 29 for hyperinflation. As of January 1, 2003, the Company ceased applying IAS 29 and only recognizes the cumulative impact of inflation indexing through December 31, 2002 on non-monetary elements of the consolidated financial statements. Accordingly, monetary gain equals nil in 2003 compared to monetary gain of RUR 494 million in 2002.

Interest expense amounted to RUR 202 million in 2003 compared to RUR 348 million in 2002. The decrease is explained by a reduction in the Company's total debt of 57% from RUR 8,383 million in 2002 to RUR 3,573 million in 2003.


Income Tax Expense

The Company's 2003 income tax expense related to continuing operations amounted to RUR 373 million as compared to RUR 948 million in 2002. Such variation was primarily due to a decrease in current tax charge and increase in deferred tax benefit. Deferred tax expenses and benefits primarily relate to temporary differences between the carrying and tax basis of property, plant and equipment and financial instruments. Russian income tax applies to all the Group's continuing operations.

Results from Discontinued Operations

Discontinued operations resulted from the Company's disposal of RTC-Leasing on December 1, 2003. In 2003, the Company recorded a net loss from discontinued operations of RUR 3,109 million as compared to a net loss of RUR 2,251 million in 2002. See note 23 to the consolidated financial statements included elsewhere in this Annual Report.


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


Revenues

In 2002, total revenues decreased by 7.3% to RUR 27,889 million from RUR 30,073 million in 2001. The decline in revenue was primarily due to inflation of 15.1% in 2002 and 18.8% in 2001, since most of the tariffs were not adjusted for the inflation rate. Furthermore, the Company's revenues from local operators increased due to rapidly growing traffic volumes and rising settlement rates, but this was offset by a decrease in revenues from international operators for incoming international traffic as well as a decline in revenues from Moscow subscribers.


Local operators

                                                                              Total Change
                                            Year ended      Year ended    -----------------------
                                           December 31,    December 31,      RUR
                                               2002            2001        million       %
                                        ----------------  --------------  ----------- -----------
 Telephone - international                    5,025           5,364         (339)        -6%
 Telephone - national                         5,895           5,016          879         18%
 Other income from local operators            1,838           1,760           78         4%
 Total revenues from local operators          12,758          12,140         618         5%

Revenues from local operators represented 45.7% and 40.4% of total revenues in 2002 and 2001, respectively. Revenues from local operators increased by 5.1% to RUR 12,758 million in 2002 compared to RUR 12,140 million in 2001, as a result of an increase in DLD and ILD traffic and increased DLD settlement rates for IRCs.

The growth in traffic, both outgoing ILD and DLD, is attributable to the increase in fixed-line penetration level in Russia, ongoing growth in the number of mobile subscribers, and a surge in income per capita in Russia, accompanied by the ongoing modernization of Rostelecom network. Surging income per capita and growth in the number of fixed-line and mobile subscribers resulted in growing demand for DLD and ILD services in Russia. This led to the growth of local operators' need for Rostelecom's transit services and therefore had a positive impact on the Company's revenues. By modernizing its network, Rostelecom enhances its ability to meet the growing demand. The effects of the increased domestic long-distance settlement rates, however, were partially offset by the impact of inflation.

Revenues from local operators for DLD traffic increased by 17.5% to RUR 5,895 million in 2002 as compared to RUR 5,016 million in 2001. The increase in revenue from local operators for DLD traffic transit was due to an 18% growth in traffic and increased tariffs (for the linear component of the ISR) used for settlements with IRCs, the effects of which, however, were partially offset by the impact of inflation.

Revenues from local operators for outgoing ILD traffic decreased by 6.3% to RUR 5,025 million in 2002 from RUR 5,364 million in 2001. Outgoing ILD traffic from local operators grew by 30.5% to 892 million minutes. The impact of this traffic growth on the revenues was offset by reduced rates charged to alternative operators as Rostelecom introduced a new competitive pricing policy. The revenues were also otherwise negatively impacted by the effects of inflation.

Other income from local operators increased by 4.4% to RUR 1,838 million in 2002 compared to RUR 1,760 million in 2001. Income from local operators consists of revenues from leased lines services and other services rendered to local operators including equipment rent and maintenance. The growth in revenue is due to higher prices for leased lines and increased sales volumes.


Subscribers

                                                                                       Total Change
                                                  Year ended       Year ended       --------------------
                                                 December 31,      December 31,        RUR
                                                     2002             2001            million     %
                                                ---------------  ----------------  ----------- ---------
Telephone - international                           3,462            4,951        (1,489)      -30%
Telephone - national                                3,513            3,697         (184)       -5%
Internet access                                      849               -            849         -
Rent of telecommunications channels to               712              639           73         11%
subscribers
Television and radio transmission                    546              558          (12)        -2%
Cellular services                                     89               -            89          -
Total revenues from subscribers                     9,171            9,845         (674)       -7%

Revenues from Rostelecom's subscribers, which consist mainly of subscribers in Moscow, represented 32.9% of total 2002 revenues compared to 32.7% in 2001. In 2002, revenues from subscribers decreased by 6.8% to RUR 9,171 million from RUR 9,845 million in 2001. The decline in revenue from Moscow subscribers is explained by an extremely competitive situation in the Moscow market, especially in the corporate customer segment.

Revenues from subscribers in Moscow for international telecommunications services decreased by 30.1% to RUR 3,462 million in 2002 from RUR 4,951 million in 2001 due to the decrease in the outgoing international traffic of 13.9% (caused by intense competition in Moscow) as well as the impact of inflation.

Revenues from subscribers in Moscow for domestic long-distance telecommunications services decreased by 5.0% to RUR 3,513 million in 2002 from RUR 3,697 million in 2001 due to the impact of inflation which was partly offset by traffic growth of 4.5%.

In 2002 the Group's revenues from subscribers also included revenues from Internet and mobile telecommunications businesses, representing activities of RTComm.RU and AKOS, respectively, which the Group started consolidating from January 2002 and April 2002, respectively. Internet access revenues in 2002 amounted to RUR 849 million, while revenues from mobile subscribers reached RUR 89 million for the nine months ended December 31, 2002.

Revenues from rent of channels to subscribers increased by 11% to RUR 712 million. Revenues from television and radio transmission decreased by 2% to RUR 546 million.


Foreign Operators

                                                                                    Total Change
                                                Year ended      Year ended    ------------------------
                                               December 31,     December 31,   RUR
                                                   2002            2001       million         %
                                            ---------------- --------------- ------------ ------------
 Telephone                                        4,250           6,018        (1,768)       -29%
 Telex, telegraph and other                         622             571            51          9%
 Rent of telecommunications channels                228             263           (35)        -13%
 Total revenues from international operators      5,100           6,852        (1,752)        -26%

In 2002, revenues from foreign operators represented 18.3% of total revenues compared to 22.8% in 2001. Revenues from foreign operators decreased by 25.6% to RUR 5,100 million in 2002 from RUR 6,852 million in 2001. The growth in the incoming international traffic of 12% was offset by the decline in international settlement rates and impact of inflation. The growth in traffic is attributable to a more active interaction with international operators in 2002 as well as the introduction of a flexible market-based pricing strategy.

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


Operating Expenses

                                                                                           Total Change
                                                    Year ended       Year ended    --------------------------
                                                    December 31,     December 31,       RUR
                                                        2002             2001         million         %
                                                  ----------------  ---------------  -----------  -----------
Wages, salaries, other benefits and payroll taxes       3,476            3,574           (98)         -3%
  Depreciation                                          9,089            7,977         1,112          14%
  Charges by network operators - international          5,779            7,438        (1,659)        -22%
  Charges by network operators - national               1,707            2,190          (483)        -22%
  Administration and other costs                        3,336            3,214           122           4%
  Taxes other than on income                              793            1,579          (786)        -50%
  Repairs and maintenance                                 452              638          (186)        -29%
  Bad debt expense                                        874             (28)           902           -
  Loss on sale of property, plant and equipment           449              554          (105)        -19%
  Total operating expenses                             25,955           27,136        (1,181)         -4%

Total operating expenses decreased by 4.4% to RUR 25,955 million for the year ended December 31, 2002 from RUR 27,136 million in 2001, mainly due to a decrease in charges by international and local network operators, taxes other than on income, and wages, salaries, other benefits and payroll taxes. This reduction in expenses was partly offset by higher depreciation expense and bad debt expense.

During the year ended December 31, 2002, wages, salaries and other staff costs decreased by 2.7% to RUR 3,476 million in 2002 from RUR 3,574 million in 2001, generally due to the effects of inflation partly offset by the indexation of salaries and termination benefits, or "redundancy payments", paid to retired or terminated employees, resulting from headcount reductions as Rostelecom optimizes its organizational structure, modernizes its network and phases out analogue lines. In 2002, the Company reduced its headcount by about 9%.

Depreciation of property, plant and equipment increased by 13.9% to RUR 9,089 million in 2002 compared to RUR 7,977 million in 2001. During 2002, the Company formalized a plan to discontinue using certain satellite channels beginning in February 2003. The Company has accordingly revised its estimate of the remaining period of use of the satellite channels. As a result, an additional depreciation expense of RUR 897 million was recognized. In addition, depreciation of property, plant and equipment of RTComm.RU and Westelcom, which were consolidated beginning in 2002, amounted to RUR 96 million in 2002.

Charges by international network operators for termination of outgoing international calls during the year ended December 31, 2002, decreased by 22.3% to RUR 5,779 million in 2002 from RUR 7,438 million in 2001. This reduction resulted from a decrease in the tariffs billed by international network operators. Tariff decreases are attributable to Rostelecom's interaction with international operators on mutual optimization of settlement rates. The impact of the tariff decrease was partly offset by the 14% increase in outgoing international traffic.

Charges by local network operators during the year ended December 31, 2002 decreased by 22.1% to RUR 1,707 million in 2002 from RUR 2,190 million in 2001. This decrease was primarily due to the impact of inflation on ruble denominated settlement rates as well as the elimination of costs charged by Westelcom, as a result of consolidation. Rostelecom began consolidating Westelcom in April 2002.

Administrative and other expenses remained the same, amounting to RUR 3,336 million in 2002 compared to RUR 3,214 million in 2001.

Taxes other than on income decreased by 49.8% to RUR 793 million from RUR 1,579 million in 2001 as tax risk allowance was reduced in 2002 compared to 2001 due to a change in management's view on taxation related risks.

Bad debt expense amounted to RUR 874 million in 2002 as compared to the recovery of bad debts of RUR 28 million recognized in 2001. The major reason for the increase of the allowance for doubtful accounts is unauthorized access problem faced by the Company in Moscow. At the end of 2002, Rostelecom entered into an agreement with other local operators in Moscow to undertake joint efforts for prevention of unauthorized access to the telecommunications network in Moscow.


Operating Profit

In 2002, operating profit decreased by 34.2%, to RUR 1,934 million from RUR 2,937 million in 2001. As a result, the operating margin fell from 9.8% in 2001 to 6.9% in 2002.

Net interest expense and other non-operating items decreased from a net gain of RUR 2,499 million in 2001 to a net gain of RUR 1,547 million in 2002. This was primarily due to a decrease of monetary gain of RUR 2,971 million in 2001 to RUR 494 million in 2002, a foreign currency exchange loss of RUR 933 million in 2002 compared to a foreign currency exchange gain of RUR 221 million in 2001, that was partly offset by a gain from the sale of investments of RUR 1,724 million in 2002 (nil in 2001). Interest paid decreased from RUR 903 million in 2001 to RUR 348 million, mainly due to the decrease of the average balance of outstanding loans and the decrease of interest rates in 2002 as compared to 2001.

The monetary gain of RUR 494 million and RUR 2,971 million for the years ended December 31, 2002 and 2001, respectively, resulted from the application of IAS 29 and represents the gain on holding net monetary liabilities denominated in rubles and other currencies during an inflationary year. The gain is calculated by applying the change in the GPI to the average net monetary position (i.e., the difference between monetary assets and monetary liabilities).


Income Tax Expense

The Group's 2002 income tax expense amounted to RUR 948 million as compared to an income tax benefit of RUR 1,470 million reflected in 2001. This decrease was primarily due to a change in the income tax rate from 35% to 24% as of January 1, 2002, and consequential gain of RUR 5,000 million recognized in 2001 in connection with the decrease of deferred tax liability as of December 31, 2001.


Results from Discontinued Operations

Discontinued operations resulted from the Company's disposal of RTC-Leasing on December 1, 2003. In 2002, the Company recorded a net loss from discontinued operations of RUR 2,251 million as compared to a net loss of RUR 2,265 in 2001. See note 23 to the consolidated financial statements included elsewhere in this Annual Report.

U.S. GAAP information

The Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted under U.S. GAAP. For the years ended December 31, 2003 and 2002 net income reported under IFRS amounted to RUR 530 million and RUR 678 million, respectively, as compared to net income reported under U.S. GAAP in 2003 of RUR 11 million and net income in 2002 of RUR 73 million, respectively. As of December 31, 2003 and 2002 total shareholders' equity reported under IFRS totaled to RUR 48,857 million and RUR 49,033 million, respectively, as compared to total shareholders' equity reported under U.S. GAAP of RUR 53,687 million and RUR 54,381 million, respectively.

The most significant differences between IFRS and U.S. GAAP, which affect financial position and results of operations of the Group, relate to accounting for property, plant and equipment and investments in associates. Brief summary of such differences is presented below. For more detailed information refer to
Note 35 to the accompanying consolidated financial statements.

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

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (superseded by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective for financial statements issued for fiscal years beginning after December 15, 2001), required an initial assessment of impairment based on undiscounted cash flows whenever there is an indication that impairment may exist. Due to the fact that the sum of undiscounted expected future cash flows was in excess of the carrying amount of the Group's property, plant and equipment as of December 31, 1998, an impairment loss was not recognized for U.S. GAAP reporting. Management considers that all of the Group's property, plant and equipment, with the exception of construction in progress, represent the lowest level for which there are largely independent and identifiable cash flows.

Since no impairment loss was recognized under U.S. GAAP in 1998, a different asset base is used to compute U.S. GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing 1999. Net additional expense recognized due to these differences amounted to RUR 654 million in 2003 compared to RUR 502 million in 2002 and RUR 81 million in 2001.

During the year ended December 31, 2003, the Group executed a series of transactions that resulted in a sale by the Company of its controlling interest in RTC-Leasing for cash and a settlement by the Company of its lease obligations to RTC-Leasing. The Group sold and leasedback to the Company the equipment acquired by the Group from RTC-Leasing.

Under IAS No. 17, "Leases", for finance leases, no adjustment is necessary if the fair value at the time of a sale and leaseback transaction is less than the carrying amount of the asset unless there has been an impairment in value, in which case the carrying amount is reduced to recoverable amount in accordance with the International Accounting Standard dealing with impairment of assets.

Under SFAS No. 28, "Accounting for sales with leasebacks", if the lease is accounted for as a capital lease, any profit or loss on the sale shall be deferred and amortized in proportion to the amortization of the leased asset, unless the fair value of the property at the time of the transaction is less than its undepreciated cost, in which case a loss shall be recognized immediately up to the amount of the difference between undepreciated cost and fair value.

The effect of the difference, which equals to loss of RUR 1,395 million net of income tax of RUR 440 million is included into net loss from discontinued operations for the year ended December 31, 2003.


Accounting for investments in associates

In accordance with IAS No. 28, "Accounting for Investments in Associates", an investment in associate that is acquired and held exclusively with a view to its disposal in the near future should be accounted for as an available-for-sale financial asset in accordance with IAS 39, "Financial Instruments: Recognition and Measurement".

As described in Note 13 to the accompanying consolidated financial statements, in 2002, the Group acquired and, in 2003, sold certain investments which in the normal course of business would qualify for equity method accounting. In IFRS accounts these investments were classified and accounted for as available-for-sale and their fair value as of December 31, 2002 was RUR 1,632 million. Negative goodwill attributable to these investments of RUR 455 million was included in the current portion of negative goodwill as of December 31, 2002.

Effective January 1, 2002, SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets", eliminated the exception to application of the equity method for an investment in associates where significant influence is likely to be temporary. Accordingly, in US GAAP accounts, the investments in these associates were accounted for using equity method of accounting applied from the date of the business combination with RTDC Holdings, Inc. As of December 31, 2002, the carrying amount of RUR 1,071 million related to the Group's investment in these associates was included in US GAAP balance sheet. The Group's share in net income /loss of these associates amounted to a gain of RUR 157 million. The loss of RUR 22 million reported in the reconciliation of net income and shareholders' equity for 2002 above represents the difference between the amount of gain from changes in the fair value of these available-for-sale investments, recognized in the IFRS accounts, and the amount of equity income, reported under the US GAAP, net of tax and minority interest.

In 2003 these investments were sold (refer to Note 13 to the accompanying consolidated financial statements). Accordingly, the differences in accounting for these investments under IFRS and US GAAP, reported in prior periods, reversed in 2003.

As described in Note 8 to the accompanying consolidated financial statements, during 2002, the Group acquired 15% of voting stock of Golden Telecom, Inc. In the opinion of management, the Group exercised significant influence over financial and operating policies of Golden Telecom. In accordance with IAS No. 28, "Accounting for Investments in Associates", the Group amortized the equity method goodwill related to its investment in Golden Telecom over its estimated useful life of 8 years. During 2002, in its IFRS accounts, the Group recognized related amortization expense in the amount of RUR 32 million. Also, during 2002, in its IFRS accounts, the Group recognized goodwill of RUR 42 million in connection with certain business combinations and purchases of minority interest. Amortization of related goodwill in 2002 amounted to RUR 3 million. During 2003 the equity method goodwill related to investment in Golden Telecom recognized in IFRS accounts amounted to RUR 95 million.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is not amortized and is subject to annual impairment tests in accordance with SFAS No. 142. The Group performed the annual impairment test in respect to recoverability of the carrying amount of goodwill at December 31, 2002 and 2003.

New accounting pronouncements

International Financial Reporting Standards

In February 2004, the IASB issued International Financial Reporting Standard No. 2 ("IFRS 2"), "Share-based Payment" on accounting for share-based payment transactions, including grants of share options to employees. IFRS No. 2 requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. IFRS No. 2 will apply to accounting periods commencing on or after January 1, 2005 with a restatement of comparatives. Early adoption of IFRS No. 2 is permitted. The Group is currently evaluating the impact of this standard on its results of operations, financial position and cash flows and is in the process of developing an implementation strategy.

On December 18, 2003, the IASB published thirteen revised International Accounting Standards and gave notice of the withdrawal of one International
Accounting Standard. These revised standards will apply to accounting periods commencing on or after January 1, 2005, although early adoption is permitted. The revised standards are:

     o    IAS No. 1, "Presentation of Financial Statements",
`    o    IAS No. 2, "Inventories",
     o IAS No. 8, "Accounting Policies, Changes in Accounting Estimates and Errors",
     o    IAS No. 10, "Events after the Balance Sheet Date",
     o    IAS No. 16, "Property, Plant and Equipment",
     o    IAS No. 17, "Leases",
     o    IAS No. 21, "The Effects of Changes in Foreign Exchange Rates",
     o    IAS No. 24, "Related Party Disclosures",
     o IAS No. 27, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries",
     o    IAS No. 28, "Investments in Associates",
     o    IAS No. 31, "Interests in Joint Ventures",
     o    IAS No. 33, "Earnings per Share", and
     o    IAS No. 40, "Investment Property."

The withdrawn standard was IAS No. 15, "Information Reflecting the Effects of Changing Prices."

IAS No. 33, as revised, requires the application of the "two-class method" to determine earnings applicable to ordinary shareholders, the amount of which is used as a nominator to calculate earnings per ordinary share. The application of the "two-class method" requires that the profit or loss after deducting preferred dividends is allocated to ordinary shares and other participating equity instruments to the extent that each instrument shares in earnings as if all of the profit or loss for the period had been distributed. The total profit or loss allocated to each class of equity instrument is determined by adding together the amount allocated for dividends and the amount allocated for a participation feature. When adopted, the application of the provisions of IAS No. 33, as revised, will require retrospective treatment.

Accordingly, taking into account that the Company's preferred shares have certain participation features (see Note 15 to the consolidated financial statements) and the fact that IAS No. 33, as revised, does not affect the Company's discretion in relation to distributions to the holders of participating securities, the Group's management has determined that the adoption of this revised standard will have a material impact on the amount of earnings per ordinary share being reported in accordance with IFRS. For details, please refer to Note 5 to the consolidated financial statements included elsewhere in this Annual Report.

Except for the matters disclosed in preceding paragraphs, the Group is currently evaluating the impact of the changes introduced by these revised standards on its results of operations, financial position and cash flows and is in the process of developing an implementation strategy.

On December 17, 2003, the IASB released its revised standard, IAS No. 32, "Financial Instruments: Disclosure and Presentation (revised 2003)". This standard replaces IAS No. 32, "Financial Instruments: Disclosure and Presentation (revised 2000)", and should be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted. The Group is currently evaluating the impact of the changes introduced by this revised standard on its disclosure requirements and is in the process of developing an implementation strategy.

The IASB also issued IAS No. 39, "Financial Instruments: Recognition and Measurement (2003)" in December 2003. This standard supersedes IAS No. 39, "Financial Instruments: Recognition and Measurement (revised 2000)", and should be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted. The Group is currently evaluating the impact of the changes introduced by this revised standard on its results of operations, and financial position and cash flows and is in the process of developing an implementation strategy.

On March 31, 2004, the IASB issued International Financial Reporting Standard No. 3 ("IFRS 3"), "Business Combinations", on accounting for business combinations and revised IAS 36, "Impairment of Assets," and IAS 38, "Intangible Assets". The main features of the new and revised standards are that all business combinations within the scope of IFRS No. 3 must be accounted for using the purchase method. The pooling of interests method is prohibited. The costs expected to be incurred to restructure an acquired entity's (or the acquirer's) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at fair value. Amortization of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. These standards apply to business combinations commencing on or after March 31, 2004. For previously recognized goodwill the standards will apply from the beginning of the first annual period commencing on or after March 31, 2004. The Group is currently evaluating the impact of these standards on its results of operations, financial position and cash flows and is in the process of developing an implementation strategy.

On March 31, 2004, the IASB issued International Financial Reporting Standard No. 4 ("IFRS 4"), "Insurance Contracts", that provides guidance on accounting for insurance contracts. The adoption of this standard is not expected to have a material impact on the Group's results of operations, financial position and cash flows.


U.S. GAAP

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the asset's useful life. The liability is accreted to its present value each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of the provisions of SFAS No. 143 did not have a material impact on the Group's results of operations, financial position or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement replaces Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 did not have a material impact on the Group's results of operations, financial position or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123 introduced in SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of the provisions of SFAS No. 148 did not affect the Group's disclosure requirements.

In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the provisions of FIN No. 45 did not have a material impact on the Group's results of operations, financial position or cash flows.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and established standards for determining under what circumstances a variable interest, or VIE, should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation, FIN No. 46R, substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. There were no such entities created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity, or SPE, and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not an SPE.

Nonetheless, the requirements to apply the provisions of FIN No. 46R to all SPEs created before February 1, 2003 not later than for the first financial year ending after December 15, 2003 are applicable only to U.S. issuers of securities. As outlined in a letter from SEC Chief Accountant to AICPA, "Regarding Effective Date Provisions of FASB Interpretation No. 46 with Regard to Foreign Private Issuers", dated March 15, 2004, the SEC stated that it would not object to effective dates of FIN No. 46 (and FIN No. 46R) in respect of VIEs created before February 1, 2003 for foreign private issuers having fiscal years ending December 31 and filing their U.S. GAAP accounts only on an annual basis as follows: for SPEs - not later than January 1, 2004 and all other entities - not later than December 31, 2004. The Group is still assessing the impact that FIN No. 46R will have on its results of operations, financial position and cash flows when applied to VIEs created before February 1, 2003.

In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively, except as stated further. Provisions related to SFAS No. 133 implementation issues that were effective for fiscal quarters beginning prior to June 15, 2003, should continue to be applied in accordance with their respective dates. Rules related to forward purchases or sales of when-issued securities or other similar securities should be also applied to existing contracts. The adoption of the provisions of SFAS No. 149 did not have a material impact on the Group's results of operations, financial position or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material impact on the Group's results of operations, financial position or cash flows.

On March 17 to 18, 2004, the EITF Task Force reached a consensus on certain issues related to "participating securities" and the application of the "two-class method" under FAS No. 128, "Earnings per share." EITF Issue No. 03-6, "Participating Securities and the Two-Class Method Under FASB Statement No. 128," provides guidance in determining when a security participates in dividends such that the two-class method must be used to calculate earnings per share. EITF Issue No. 06-3 clarifies that undistributed earnings for a period should be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings. Nonetheless, if the terms of a security do not specify objectively determinable, nondiscretionary participation rights, then undistributed earnings would not be allocated based on arbitrary assumptions. Also, if an entity could avoid distributions of undistributed earnings to participating security holders, then no allocation of that period's earnings to the participating security would be made.

As the management of the Group is in a position to influence the amount of dividends to be paid out to the preferred shareholders, the Group's management determined that the participation rights of the preferred shareholders in the earnings of the Group are at the discretion of the Group. As in the past the Group did not apply the `two-class method" to calculate earnings per ordinary share for U.S. GAAP purposes pursuant to similar considerations, the new guidance is not expected to have a material impact on the Group's disclosure regarding earnings per share.


5.B. Liquidity and Capital Resources

Rostelecom's principal sources of funds historically have been cash flows from its operating activities and vendor financing arrangements related to capital expenditures. Rostelecom's operating activities generated net cash of RUR 2,075 million in 2003 and RUR 5,713 million in 2002. Net of discontinued operations operating activities generated RUR 9,437 million in 2003 compared to RUR 11,571 million in 2002. In the past the repayment of certain vendor financing arrangements was secured by telecommunications equipment leased from RTC-Leasing. As of December 31, 2002, approximately 16% of its total property, plant and equipment were pledged to secure such financing. During 2003 Rostelecom restructured its leasing obligations and as of December 31, 2003, 4% of its total property, plant and equipment were pledged. For more information, please see Item 10.C. "Material Contracts" and the consolidated financial statements included elsewhere in this Annual Report.

Rostelecom expects to continue financing a significant portion of its capital expenditures from its internal sources, such as cash from operations, and to raise the remaining amounts through external sources. There can be no assurance, however, that such external financing will be available to Rostelecom on commercially acceptable terms. For a more detailed discussion of the risks and uncertainties related to external financing, see Item 3.D. "Risk Factors."

However, management believes that cash flows generated from operations in 2004-2005 will be sufficient to finance working capital needs and the Group's existing obligations will be repaid as they fall due.

The Group's outstanding indebtedness, including loans related to vendor financing and credit agreements decreased in real terms by RUR 4,810 million, or 57%, to RUR 3,573 million as of December 31, 2003 from RUR 8,383 million as of December 31, 2002, of which as of December 31, 2003, RUR 1,932 million was due within one year and RUR 1,641 million was due between one and four years.

As of December 31, 2003, approximately 82% of the Group's interest bearing loans were denominated in foreign currencies, as compared to 59% in 2002. As of December 31, 2002, approximately 30% of borrowings related to the financing of new leasing agreements incurred by RTC-Leasing with the companies of the Svyazinvest Group and other telecommunications companies, while as of December 31, 2003 the Company had no such borrowing. The amount available for drawing under the Group's credit agreements as of December 31, 2003 was JPY 95,638,204 (RUR 26 million). The large majority of these credit arrangements were taken not for general corporate purposes but only for the purpose of acquiring telecommunications equipment.

The Group had foreign currency denominated borrowings of RUR 2,918 million as of December 31, 2003, which are required to be repaid over the next 5 years. Of the total foreign currency denominated borrowings:

     -    90.4% was denominated in U.S. dollars,

     -    8.4% was denominated in Japanese Yen, and

     -    1.2% was denominated in Euros.

Between January 1, 2004 and June 30, 2004, the Russian ruble increased in value as compared to the U.S. dollar, by 1.5%, as compared to the Japanese Yen by approximately 4%, and as compared to the Euro by 4.6%, and this has increased the ruble carrying value of the Group's foreign currency borrowings by approximately RUR 51 million or approximately 1% of the Group's total debt. However any devaluation would both increase the Group's effective cost of borrowing and make it more difficult to incur additional indebtedness and repay or re-finance existing indebtedness.

The Group also had Russian ruble denominated borrowings of RUR 655 million, as of December 31, 2003.

The weighted average interest rate of loans was 6.3% and 11.7% as of December 31, 2003 and 2002, respectively. The Group does not use any financial instruments to hedge against its exposure to fluctuations in interest and foreign exchange rates.

The maturity profile of interest bearing loans, their currency and the interest rate structure is presented in Note 18 to the accompanying consolidated financial statements. The summarized maturity profile of the Group's interest bearing loans and other borrowings as of December 31, 2003 is presented below (in RUR million):

    Maturity                                                           2003
------------------------------------------------------------   -----------------
    Current portion of interest bearing loans and borrowings          1,932
    Between one to two years                                          1,088
    Between two to three years                                          518
    Between three to four years                                          35
    Between four to five years                                            -
    Non-current portion of interest bearing loans                     1,641
    Total interest bearing loans and borrowings                       3,573


Loans and Borrowings of the Company

In the 1990s the Company invested significant amounts of money in the development of its telecommunications network. The Company raised funds from external sources entering into a number of credit arrangements to finance such development. In 2003, the Company decreased its external indebtedness. In particular, the following loans were discharged in full:

     o A DEM 9.35 million (EUR 4.78 million) credit agreement entered into between Rostelecom and Vnesheconombank in March 1996 for the purpose of purchasing transmission systems. The amounts drawn were payable in 15 equal semi-annual installments of EUR 0.3 million, beginning in September 1996. The interest rate was 7% per annum. The last repayment was due on February 2003. The loan was guaranteed by the Government of the Russian Federation. The loan was fully repaid by the Company in February 2003.

     o A RUR 850 million credit agreement entered into between Rostelecom and Sberbank in April 1999 for the purpose of purchasing telecommunications equipment. The loan is secured by the purchased equipment. Originally, the principal was payable in 9 quarterly installments, beginning in March 2000. The last installment payment was due no later than April 2002. The interest rate was 20% per annum. In March 2002, the indebtedness was restructured and the maturity date was extended to December 2003. The payment schedule was amended so that the principal repayments began in July 2002 and were payable in 4 equal quarterly installments. In March 2003, the interest rate was reduced to 16% per annum. The loan was fully repaid by the Company in December 2003.

As of December 31, 2003, the Group's total amount of interest bearing loans outstanding was RUR 2,918 million compared with RUR 6,846 million as of December 31, 2002.


U.S. Dollar Denominated Loans of the Company

A U.S. $40.8 million credit agreement was entered into between Rostelecom and Sumitomo Corporation in March 1997. The loan is secured by the equipment purchased through the loan and by cash balances deposited in designated escrow accounts. The loan will be repaid in 25 quarterly payments, beginning in 1999, the last of which is to be made not later than July 2005. The interest rate is LIBOR+3.2% (the interest rate was 4.36% as of December 31, 2003). The purpose of the loan was to finance construction of FOL Novosibirsk-Khabarovsk. As of December 31, 2003, the outstanding amount of the loan was U.S.$7.68 million (RUR 226 million).


Japanese Yen Denominated Loans of the Company

JPY 11,601 million (RUR 3,194 million) credit agreement, dated August 16, 1994, was entered into among Rostelecom, the Council of Ministers of the Government of the Russian Federation and Vnesheconombank (hereinafter, the "Debt Obligation"). The principal of the loan was repayable in equal annual instalments of JPY 2,105 million, with the final payment due not later than October 2001. The interest rate was 3% per annum. In 2000, a Russian Federation Government Resolution provided for the restructuring of the indebtedness to the Russian Federation Government administered by Vnesheconombank over a 10-year period at an interest rate of 3% per annum. In accordance with the provisions of the Federal Government Resolution, in 2001, the Group entered into negotiations with respect to restructuring this credit agreement on said terms. As the abovementioned decree did not specify the procedure of the debt restructuring, as of December 31, 2002 and 2001 the Group was technically in default with respect to the principal and interest on Debt Obligation.

As of December 31, 2002, Rostelecom's overdue indebtedness under the Debt Obligation was JPY 14,165 million, including JPY 11,601 million (RUR 3,194 million) of principal, JPY 45 million (RUR 12 million) of interest and JPY 2,519 million (RUR 694 million) of fees and penalties.

On May 12 2003, the Company's Board of Directors approved the restructuring of the Debt Obligation with OJSC Alfa Bank ("Alfa-Bank") to act as agent. In June 2003, Rostelecom, the Russian Government and Vnesheconombank agreed that Rostelecom would restructure the Debt Obligation pursuant to the terms of a Russian Government resolution adopted pursuant to the Federal Law "On the Federal Budget for the Year 2003" (the "Resolution"). Rostelecom agreed with Alfa-Bank to restructure the Debt Obligation, on the terms of an agency agreement dated June 2003 (the "Agency Agreement"). Rostelecom's obligations under the Debt Obligation would be terminated (except with regards to interest due on overdue payments) upon Alfa-Bank repaying the Debt Obligation by purchasing from its own funds, and transferring to the Russian Government, certain outstanding Russian Government securities or debts denominated in foreign currencies, as prescribed in the Resolution. Such transfer was made in June 2003 and the Russian Government confirmed the termination of Rostelecom's obligations under the Debt Obligation. In exchange for the termination of Rostelecom's obligations, Rostelecom issued promissory notes to Alfa-Bank for approximately U.S.$ 98.6 million at an interest rate of 5.94% per annum payable in six equal semi-annual installments, to be redeemed within 36 months of the date of the Agency Agreement. The Agency Agreement provides for the possibility of early redemption of the promissory notes by the Company at its sole discretion. Pursuant to the terms of the Agency Agreement, Rostelecom paid a fee to Alfa-Bank of U.S.$ 100,000 (RUR 3 million). On September 16, 2003, pursuant to a Russian Government resolution, the Russian Government waived Rostelecom's obligation to repay interest on overdue amounts under the Debt Obligation because Rostelecom's obligations under the Debt Obligation had been satisfied. As of December 31, 2003, Rostelecom's overdue indebtedness under the Debt Obligation was nil. As of December 31, 2003, the total value of Rostelecom's outstanding promissory notes to Alfa-Bank equaled U.S.$ 81.9 million (RUR 2,412 million).

The Company entered into two credit agreements dated February 17, 2003 with OJSC Vneshtorgbank for JPY 105 million (RUR 29 million) and JPY 880 million (RUR 242 million), respectively, to finance equipment deliveries and further equip the Moscow-Novorossiisk FOL. The interest rate on the loans is 5.7% per annum with principal and interest payable every six months. The loan is due to be repaid on February 26, 2007. The equipment purchased with the proceeds of the loan was the security for the loans. As of December 31, 2003, the principal amounts outstanding under the two credit agreements were JPY 9.4 million (RUR 2.6 million) and JPY 880 million (RUR 242 million) respectively.


Euro Denominated Loans of the Company

A DEM 13.6 million (EUR 6.95 million) credit agreement was entered into between Rostelecom and Vnesheconombank in June 1995 to purchase EWSD automatic switching systems. The loan is payable in 15 semi-annual installments, beginning in August 1997 with the last installment payment due in August 2004. The interest rate is PLAFON-S, a variable rate, which as of December 31, 2003 was 8.5%. The loan is guaranteed by the Government of the Russian Federation. As of December 31, 2003, the principal amount outstanding under the credit agreement was EUR 0.9 million (RUR 34 million).


Ruble Denominated Loans of the Company

A RUR 777 million non-interest bearing loan between Rostelecom and RTDC was due to be repaid on November 15, 2005. The loan was fully repaid by Rostelecom in April 2004. For details refer to Note 33 to the consolidated financial statements.

The only material restrictive clause in the credit agreements described above is a provision stating that the proceeds of the relevant loan must be used to fund the project specified in the relevant credit agreement.

Cash Flows

A summary of the Group's cash flows is presented below (in RUR million):

                                          Year ended December 31,
                              --------------------------------------------------
                                   2003               2002             2001
                              -------------   -----------------   --------------
Net cash provided by
(vied in) operating activities    2,075              5,713             6,963
Net cash used in investing
activities                       (6,640)            (3,501)           (2,768)
Including purchase of property,
plant and equipment              (3,328)            (2,281)           (2,020)
Net cash provided by (used in)
 financing activities             3,486              (411)            (3,255)

Net cash provided by operating activities amounted to RUR 2,075 million in 2003 as compared to net cash provided by operating activities of RUR 5,713 million in 2002. The principal reason behind such a decrease in positive operations cash flow was due to changes in working capital including increases in accounts receivable and decrease in payables and accruals.

Net cash used in investing activities during 2003 increased by RUR 3,139 million or 90% compared to 2002, primarily due to repayment of lease obligations of RUR 3,520 million and increase in payments for acquired property, plant and equipment by RUR 1,047 million. This increase was partly offset by decreasing amounts spent to acquire subsidiaries by RUR 496 million and increasing net cash flow from available-for-sale investments by RUR 953 million. The Group's 2003 capital expenditures amounted to RUR 3,328 million, representing growth of 46% over 2002 investments in property, plant and equipment.

Net cash used in financing activities amounted to RUR 411 million in 2002 and net cash provided by financing activities amounted RUR 3,486 million in 2003, primarily due to drawdown of loans by RTC-Leasing. For details refer to the "Loans and borrowings" section above. The net effect of discontinued operations on cash flows for the years ended December 31, 2003 and 2002 was as follows:

Cash flows from discontinued operations:           2003                 2002
---------------------------------------        -------------        ------------
Net cash provided (used) by/ (in)
operating activities                             (7,362)              (5,858)
Net cash provided (used) by/ (in)
investing activities                             (2,380)                596
Net cash provided (used) by/ (in)
financing activities                              7,011               2,062


Restrictions on Dividend Distribution

The Company's statutory accounting reports are the basis of dividend distribution. Russian legislation identifies the limit for dividend distributions as the amount of retained earnings, as mandated by the statutory accounting rules. Statutory retained earnings for the Company as of December 31, 2003 amounted to RUR 7,899 million.

While the JSC Law amended in 2002 allows quarterly payments of the dividend, the Company has so far declared annual dividends only. For details refer to Item 10.B. "Memorandum and Articles of Association."


Capital Expenditures

The Group's capital expenditure program, approved by the Board of Directors, projects capital expenditures of approximately RUR 5.2 billion for the year ending December 31, 2004, compared to capital expenditures of RUR 4.5 billion in 2003, which is expected to be funded by cash from operations and external financing.

The capital expenditure program for 2004 includes the implementation of the following major projects:

Kaliningrad - Gvardeisk - Sovetsk FOL with a link to the Lithuanian border, completed in February 2004, links Kaliningrad to Rostelecom's network by a digital line expanding the Company's international network. The main goal of the project was to digitalize Kaliningrad's trunk network and to ensure high quality telecommmunications connections between this region and the rest of Russia. The introduction of a FOL and ISC creates the opportunity for substantial DLD and ILD traffic growth, dynamic development of the Internet network and a more aggressive introduction of new services in the Kaliningrad region.

Gatikha - Apastovo FOL (second and third stages) provides a backup for the European part of the Moscow to Khabarovsk trunk line, and provides Nizhny Novgorod and Cheboksary Automatic Trunk Exchanges with access to the Company's trunk network.

Expansion of traffic capacity of Novosibirsk - Khabarovsk FOL through the installation of DWDM equipment will expand the capacity of this important backbone line of Rostelecom's network and allow the Company to compete for a greater amount of Europe to Asia traffic transition from Europe to Asia.

Ekaterinburg - Perm FOL will complete the loop for the Moscow to Khabarovsk line in the Volga and Urals regions.

Kingissep - Smolensk - Moscow FOL with links to Belarus and Latvia will create a loop in the North-Western region, and provide a back-up for the Baltic Cable System.

Ufa - Orenburg FOL will create the second digital interconnection to Orenburg's ATE.

Construction of ISCs and ITEs increases the existing switching capacity, the number of the Company's long-distance and international channels and improves the quality and range of communications services.

Modernization of ASNs will allow the interconnection of additional operators, expand channel capacity, and improve the quality of the service offered.

Creation of a center for monitoring the Signaling System (SS -7) network will improve management of the Company's network and enhance its billing capacity.

All the major newly constructed FOLs will be equipped with DWDM.

The Company plans to spend U.S.$ 150-170 million in capital expenditures annually for 2004 and 2005. Currently the Company expects that such expenditures will be funded from cash from operations and external financing.


Development Strategy

The Group's strategic objective is to become a leader in the future unregulated telecommunications market in Russia by setting up an efficient competitive business capable of anticipating its customers' needs, maintaining profit growth and maximizing Rostelecom's value for its shareholders and investors.

The main components of this strategy include the following:


Efficiency Improvements and Cost Optimization

In 2004 Rostelecom will continue optimizing the internal structure of its business units, phasing out the use of analog equipment, and improving business processes.


Improving Business Processes

In 2004 the Company is aiming:

     o    to improve corporate governance system;

     o    to optimize and perfect the Company's budgeting processes;

     o    to further develop the internal control system;

     o    to  conduct  further   restructuring   of  financial   investments  in
          subsidiaries and affiliated  companies and improve their  performance;
          and

     o    to further develop the corporate information system.


Development of Personnel Management Systems

In 2004 Rostelecom is planning:

     o to further optimize its organizational structure and quantity of personnel;

     o to develop and introduce a system for evaluating the effectiveness of corporate training (on the basis of feedback, competency, etc.);

     o to develop a system for employee growth (i.e. career planning, skills reserve, etc); and

     o to further develop social programs and enhance the Company's corporate culture.

Company Network Development

The top priorities for 2004 and going forward for the Company are as follows:

     o to reconstruct existing telecommunication backbones with the help of DWDM equipment;

     o to increase the capacity of existing automatic switching nodes and automatic long distance telephone stations;

     o to enhance the network of flexible multiplexes with the goal of optimizing backbone communications network and facilitating clients' ability to lease digital channels with optimal number of channels;

     o to build high-speed fiber-optic lines equipped with SDH for links with new international directions and creating a system of reserves and ties to major cities with the Company's network; and

     o to gradually decline the use of analogue line as the existing network allows.


Strengthening Rostelecom's Position in its Key Markets

Rostelecom's top priority is to prepare for the forthcoming liberalization of the Russian telecommunications market. The Company is undertaking substantial measures to reposition Rostelecom as a commercially successful and competitive operator. One of the key conditions for the Company's success under these new market conditions is the elimination of cross-subsidies, whereby unprofitable local communications networks are subsidized by revenue from DLD and ILD telecommunications services. Hence, during 2004 the Company's main objectives are:

     o Optimizing the system of settlements between operators for DLD and ILD traffic aimed at creating a balanced market model; and

     o Fostering new business processes and a culture of customer service in order to achieve high quality service standards.


Regional Operators Market

In 2003, in order to enhance  transparency  and ensure  accuracy of  settlements between Rostelecom and IRCs, the ISR, introduced in 1997 as a rate for settlements between Rostelecom and regional operators for transit and termination of traffic was annulled. The new settlement system is compiled of two rates: a linear settlement rate and an termination settlement rate. The linear settlement rate is the rate which Rostelecom receives for each minute of traffic, the amount of the rate depends on the call distance. The termination settlement rate is the rate which is charged by a regional operator for the termination of telephone traffic on its network.

In 2004, Rostelecom plans to further optimize the new settlement procedure in a number of ways, including:

     o introducing more competitive linear settlement rates for transit of DLD calls from regional operators; and

     o introducing more competitive rates for ILD calls for end users across the country.

In relation to Rostelecom's other regional services, in 2004, Rostelecom plans to strengthen its position in the market by:

     o    promoting the use of its "Karta Svyazi" telephone card;

     o    advertising its Intelligent Network services;

     o expanding its client base by developing a network of flexible multiplexers; and

     o increasing tariffs for governmental organization from loss-making to zero-profit level.


Moscow Market

Moscow is the only region where Rostelecom provides its telecommunications services to end users directly, providing them with DLD and ILD services through local operators' communications networks.

In light of increased competition, the Company's share in the Moscow market, particularly the corporate client sector, has decreased over the past few years. However, for the year ended December 31, 2003, Rostelecom's revenues level from the Moscow market remained largely unchanged from the previous year.

In 2004, Rostelecom plans to consolidate its position in the Moscow market generally and to increase revenues from ILD and DLD services provided to Moscow end users by:

     o    introducing a more competitive tariff policy;

     o increasing the number of subscribers for its Intelligent Network services; and

     o    improving the level of its customer service.


International Operators Market

In 2002, Rostelecom intensified cooperation with major international operators and agreed on mutual rates reduction. That approach helps the Company to increase its share in the incoming ILD traffic from 54% in 2002 to 60% in 2003.

In 2004 Rostelecom expects to strengthen its position in the international communication market by:

     o    entering the Europe-Asia transit traffic market;

     o optimizing the settlement system for ILD traffic terminated by Russian operators;

     o    increasing  its  presence  at major  international  points of  traffic
          exchange   to  receive  a  greater   volume  of  traffic   from  major
          international operators; and

     o    reducing the cost of outgoing ILD traffic.


5.C Research and Development, Patents and Licenses

Research and Development

Rostelecom is involved in research and development relating to the Group's technical development program using the following research and development organizations: the Central Research Institute of Telecommunications ("TsNIIS-RTC"), a state enterprise, OJSC Giprosvyaz, CJSC Engineering Center and OJSC Institute of Automatic Systems. The purposes of the research and development program are:

     o    to increase the Group's revenues from telecommunications services;

     o    to expand the capacity of the existing  telecommunications network and
          to  ensure  improved  quality  of  the   telecommunications   services
          provided; and

     o to develop data transfer facilities and alarm systems thus increasing the range of services provided and allowing subscribers to manage the network functions of data transfer independently.

Research and development expenses of the Group amounted to RUR 65 million, RUR 102 million, and RUR 47.7 million, for the years ended December 31, 2003, 2002, and 2001 respectively.


Trademarks

On April 10, 1995, the Company registered its trademark with Rospatent, a government register of patents and trademarks. As a result of merger the with MMT, the Company also obtained MMT's trademark registered in 2000. Please refer to the Company's website at http://www.rostelecom.ru/en/icenter for pictorial reproductions of such trademarks.

Licenses

Certain regulations of the Russian Government and of local and regional authorities require licensed telecommunications operators to provide, among others, the following services: domestic long-distance telephone services, international telephone services, local telephone services, television and radio broadcasting services and cellular telecommunications services. Substantially all of Rostelecom revenues are derived from operations conducted pursuant to the licenses granted. These licenses have scheduled expiration dates ranging from 2004 to 2013. The Company has no reason to believe that the licenses will not be renewed or that any license will be suspended or terminated.

The following table summarizes the terms of the principal telecommunications licenses currently held by Rostelecom:

License
Number           Types of Services                  Territory             Date Issued        Expiration Date
--------------------------------------------------------------------------------------------------------------------
     29777       DLD and ILD Communications            Russian Federation      December 11, 2003    December 11, 2013
     29778       Channel Leasing                       Russian Federation      December 11, 2003    December 11, 2013
     8701        Local Telephone Communications     5 republics, 32 regions,    October 17, 1997    November 01, 2005
                                                    3 areas and 1 autonomous
                                                      region of the Russian
                                                           Federation
     13378       TV and Radio Broadcasting              34 regions of the      November 30, 1999    November 30, 2004
                                                       Russian Federation
     3226        Telematic Services                    Russian Federation         May 15, 1997         May 15, 2007
     3227        Data Transmission Services            Russian Federation         May 15, 1997         May 15, 2007
     27895       Telegraph Communication Services      Russian Federation      September 05, 2003   September 05, 2008
     3136        Cellular Telecommunications           Novosibirsk Region       August 16, 1996      October 1, 2006
                 Services in the 900MHz Bandwidth
     3137        Cellular Telecommunications            Khabarovsk Region       August 16, 1996      October 1, 2006
                 Services in the 900MHz Bandwidth
     3138        Cellular Telecommunications               Amur Region          August 16, 1996      October 1, 2006
                 Services in the 900MHz Bandwidth

Pursuant to License No. 29777, Rostelecom is authorized to provide the following public switch network communications services: long-distance and international telephone communications; and telephone communications with the use of the intelligent communications network (ICN) of the licensee. The capacity of the licensee's ICN at the end of the term of the license should be not less than 85,000 simultaneous calls.

Pursuant to License No. 29778, Rostelecom is authorized to provide customers with local, long-distance and international channels and routes, as well as physical circuits for transmitting telecommunications signal. Under the license, the total number of allocated voice frequency channels (main digital channels), including those included into digital routes, should be not less than 100,000.

Pursuant to License No. 8701, Rostelecom is authorized to use 109,570 telephone numbers throughout the local telephone network. This license requires Rostelecom to provide local telephone services to all categories of users subject to technical capability.

Pursuant to License No. 13378, Rostelecom is authorized to provide services for transmitting television and radio programs and ancillary information in Russia.

Pursuant to Licenses No. 3226 and No. 3227, Rostelecom is authorized to provide telematic and data transmission services to its customers. Under the terms of these licenses, Rostelecom is required to develop network capacity to provide telematic and data transmission services to at least 100,000 subscribers by the expiration date of such licenses.

Pursuant to License No. 3136, Rostelecom is authorized to provide a Global System for Mobile Communication ("GS") cellular telecommunications services in the 900 MHz bandwidth in the territory of the Novosibirsk Region. By December 31, 2006, the network capacity is required to be at least 12,300 numbers with a 7% coverage of the territory. During the term of the license, Rostelecom is required to make a contribution of U.S. $8,409,000 to the Russian Federation for the development of the public telecommunications network.

Pursuant to License No. 3137, Rostelecom is authorized to provide GS cellular telecommunications services in the 900 MHz bandwidth in the territory of the Khabarovsk Area. By December 31, 2006, the network capacity is required to be at least 11,000 numbers with a 7% coverage of the territory. During the term of the license, Rostelecom is required to make a contribution of U.S. $4,863,000 to the Russian Federation for the development of the public telecommunications network.

Pursuant to License No. 3138, Rostelecom is authorized to provide GS cellular telecommunications services in the 900 MHz bandwidth in the territory of the Amur Region. By December 31, 2006, the network capacity is required to be at least 7,000 numbers with a 7% coverage of the territory. During the term of the license, Rostelecom is required to make a contribution of U.S.$ 3,187,500 to the Russian Federation for the development of the public telecommunications network.

The total amount of fees due under the three licenses (No. 3136, 3137 and 3138) is U.S.$16,459,500 million. As of December 31, 2003, no payments were made to the Federal Committee of GSM 900 operators. The payments are due upon notice from the Federal Committee of GS 900 operators which is subject to the Company's plans for the use of these licenses.

Pursuant to License No. 27895,  Rostelecom  is  authorized to provide  telegraph
services,   including   the  passing  and   processing  of   international   and
long-distance telegraph traffic and to provide AT/Telex network services.

Under the terms of its licenses, except in the case for local telephone communications services, Rostelecom may refuse to provide all other types of its services to customers where: (i) the provision of such services may endanger the national security and defense system; (ii) the provision of such services is precluded by any physical, topographical or other natural circumstance; (iii) the customer does not agree with the terms and conditions on which such services are provided or does not make timely payments for the services; and (iv) the customer uses or intends to use the communications equipment for unlawful purposes or uses communications channels, trunks and equipment in violation of the technical rules of the suggested services under Rostelecom's licenses or uses equipment which is not certified by the Ministry of Communications.


5.D. Trend information

Cross-subsidizing represents a practice whereby certain losses generated by the local networks of interregional communications companies are compensated by the proceeds from long-distance and international communications services. It is expected that, as local operators' local access tariffs continue to rise, long-distance tariffs for end users will either decrease or lag behind the Russian economy's rate of inflation. This is expected to increase the usage of Rostelecom's long-distance services.

In 2003, in order to enhance transparency and accuracy of settlements between Rostelecom and interregional communications companies, the ISR was abolished. Under the new settlement system, mutual settlements for traffic are based on two basic components - a linear charge and a termination charge. The linear charge is the rate charged by Rostelecom per minute of domestic long-distance traffic, the amount of the rate depending on the call distance. The termination charge is the rate charged by the regional operator for the termination of traffic on its network. The reform of the settlement system was performed within the framework of the

Russian Federation Government's initiatives to enhance the transparency and precision of settlements between operators.

In 2003, the Company continued to bring the settlement rates imposed on international operators for the termination of incoming international traffic closer to competitive market levels. In 2003, the Company's improvement of its business processes and customer service enabled it to increase its share of the market to 60%. The Company expects that the average market level of mutual settlement rates between international operators will continue to drop in 2004.

In 2003, the communication line lease rates were increased to be in line with the market rate and made uniform, making the pricing of the Company's services more transparent. The Company expects future trends with respect to the traffic line lease rate services provided to alternative operators to remain largely unchanged, adjusted to reflect charges in the settlement rates for the throughput of domestic long-distance and international traffic.

The structure of the rates for international communication services provided by the Company to its subscribers in Moscow also changed in 2003. These changes were made so as to raise the competitiveness of the Company's services on this market in light of the ongoing reduction by alternative operators of their rates for end users.

The revenues of the Company are mostly derived from operations under licenses issued by government agencies. The term of some licenses for certain, non-basic services expires prior to 2007. The Company has no grounds to believe that such licenses will not be renewed or that any of them will be suspended or withdrawn.

The expected liberalization of the Russian telecommunications market by 2007 and the growth of competition could result in the Company losing some of the advantages it currently enjoys as the principal supplier of DLD and ILD communication services in Russia. These new market conditions will directly affect the interests of Rostelecom which, at present, has a monopoly on the Russian market for wholesale DLD and ILD services. The Company believes that the probability of such changes occurring in the near future is relatively low because, as repeatedly stated by officials of the Ministry of Communications, liberalization of the market will only become possible after the elimination of cross subsidies - the mechanism whereby local networks operating at a loss are subsidized out of the proceeds generated by domestic long-distance and international communications - and the establishment of equal competitive terms for all market operators. If the cross subsidies are not abolished, and in the event of market liberalization, the Company will be unable to compete on equal terms with other operators not paying cross subsidies.

Additional measures for liberalization of the market may include phasing out Rostelecom's analog lines, a gradual increase of the tariffs for services provided to government agencies until the level of such tariffs matches the costs and defining clearer terms for business between operators under the Communications Law. In particular, in 2004, the Ministry of Communications stated that to obtain the relevant license, operators willing to access DLD communications market will need to prove that their telecommunications equipment meets necessary technical requirements, and their communications network meets requirements as to the length and capacity, i.e., the operators can ensure provision of DLD services throughout the whole territory of Russia.

The demand for DLD and ILD communication services is expected to continue to grow in Russia along with an increase in the fixed communication lines over the country. The Russian market for telecommunication services currently has the potential for further growth. The Company believes that a continuing improvement of the economic situation in Russia will help increase the traffic of IRCs and alternative operators' DLD traffic. Further modernization of Rostelecom's communications networks should enable the Company to handle the expected increase in volume of DLD and ILD traffic in Russia.

For more details about risks the Company faces please refer to Item 3.D. "Risk Factors."


5.E. Off-Balance Sheet Arrangements

Not applicable.

5.F. Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual principal maturities of debt of the Company, including its current portion, and purchase obligations, each as of December 31, 2003. The Company expects to meet its contractual obligation payment requirements with cash flows from operations.

                                                             Payments due by period (RUR in millions)
                                             ------------------------------------------------------------------------
                                  Total      Prior to     Prior to    Prior to     Prior to     Prior to       After
                                             December     December    December     December     December     December
                                             31, 2004     31, 2005     31, 2006    31, 2007     31, 2008     31, 2008
                                ---------    --------     --------    ---------    --------     --------     --------
Amounts  payable  as a result      520          520           -           -            -            -            -
of discontinued operations
Contractual obligations           3,269        2,947         143          56          50           23           50
Loans and borrowings              3,573        1,932        1,088        518          35            -            -
Interest payable                   87           43           30           14           -            -            -
Total                             7,449        5,442        1,261        588          85           23           50



Item 6. Directors, Management Board Members and Employees

6.A. Directors and Management Board Members

Rostelecom  is governed by its (i) Board of Directors  consisting of 11 members,
(ii) the Management Board and the General Director (together "Management Board members") and (iii) other executive officers of Rostelecom not serving on the Management Board. Pursuant to Rostelecom's corporate documents, members of the Board of Directors are responsible for the strategic development of Rostelecom while Management Board members are responsible for implementing such strategies and the overall management of Rostelecom. There are no service contracts between the Company and members of its Board of Directors. There are no family relationships between any of the members of the Board of Directors and the Management Board members.


Board of Directors

As of June 30, 2004, the Board of Directors consisted of the following persons:

        Name                                       Position*                                Year of Birth
--------------------------- --------------------------------------------------------------- --------------
Stanislav P. Avdiyants      Executive Director - Director of Economic and Tariff Policies       1946
                            of Svyazinvest
Vadim Y. Belov              Deputy General Director of Svyazinvest                              1958
Valery V. Degtyarev         General Director of OJSC Professional TeleCommunications.           1957
Grigory M. Finger           Executive Director of NCH Advisors, Inc.                            1966
Stanislav N. Panchenko      Deputy General Director of Svyazinvest                              1945
Victor A. Polischuk         President of OJSC Russian Telecommunications Network                1938
Irina M. Ragozina           Director of Corporate Governance Department of Svyazinvest          1950
Mikhail V. Slipenchouk      General Director of LLC Metropol Investment Financial Company       1965
Valery N. Yashin**          General Director of Svyazinvest                                     1941
Dmitry Ye. Yerokhin***      General Director of Rostelecom                                      1950
Evgeny V. Yurchenko         Deputy General Director of Svyazinvest                              1968

* Under Russian legislation Rostelecom must disclose information about the positions of the members of the Board of Directors of Rostelecom at other companies which are their primary employees.

**   Chairman of the Board of Directors of Rostelecom

***  Also a Management Board member of Rostelecom


On June 26, 2004, at the annual GSM the new members of the Board of Directors were elected. So as of June 30, 2004, the following persons no longer served on the Board of Directors of Rostelecom:

         Name                                           Position                                   Year of
                                                                                                    Birth
------------------------- --------------------------------------------------------------------- ------------
Nikolai P. Yemelianov     Regional Director of NovgorodTelecom, a branch of OJSC North-West          1948
                          Telecom
Sergey I. Kuznetsov       General Director of North-West Telecom (before November 03, 2003, was      1953
                          General Director of Rostelecom)
Alexander V. Lopatin      Retired from the position of Deputy General Director of Svyazinvest        1964
                          in September 2003


Stanislav P. Avdiyants. Mr. Avdyants has been a member of the Rostelecom Board of Directors since June 15, 2003.

From 1998 Stanislav  Avdiyants worked for Svyazinvest.  Currently he is a Member
of  the   Board  at   Rostelecom,   OJSC   CenterTelecom,   and  OJSC   Southern
Telecommunications Company.

He graduated from the Tashkent Electric Engineering Institute with a diploma in Telecommunications.

As of June 30, 2004, Mr. Avdiyants owned 1,100 ordinary shares and 6,800 preferred shares in Rostelecom. He had no shares either in any of Rostelecom's legal subsidiaries or its other affiliated entities.


Vadim Y. Belov. Mr. Belov has been a member of the Rostelecom Board of Directors since November 18, 2000.

Since 1999 Vadim Belov has been working as Deputy General Director and as a member of the Management Board of OJSC Svyazinvest.

Currently Vadim Belov holds the following positions at the following legal entities:

     Since 1999:    Chairman of the Board, OJSC Southern Telecommunications
                    Company (OJSC KubanElectrosvyaz).

     Since 2000:    Member, Board of Directors, OJSC CenterTelecom (OJSC
                    Electrosvyaz, Moscow region); and Member, Board of
                    Directors, Rostelecom.

     Since 2002:    Member, Boards of Directors, OJSC Central Telegraph, and
                    OJSC North-Western Telecom; Chairman of the Board, OJSC
                    Uralsvyazinform; Chairman of the Council, non-profit partnership Center of Studies for Communications Development
                    Problems.

He graduated from the Murmansk Higher Engineering Navy School with a diploma in Engineering and received a diploma in Law from the Russian Academy of Government Service.

As of June 30, 2004, Mr. Belov had no shares in either Rostelecom or in any of its legal subsidiaries or other affiliated entities.


Valery V. Degtyarev Mr. Degtyarev has been a member of the Rostelecom Board of Directors since June 26, 2004.

From 1995 to 2000 Mr. Degtyarev worked as the Section Head of Marketing and Development at the Metrocom company. In 2000 he served as the First Deputy of General Director, CJSC Komkor-TV. From 2000 to 2001 he held the position of Deputy General Director LLC DTS. In 2001 Mr. Degtyarev worked as an Advisor to the President, CJSC Company TransTelecom. Since 2001 Valery Degtyarev has been working as General Director of OJSC Professional TeleCommunications.

He graduated from the Omsk Institute of Railway Transport with a degree of Candidate in Engineering Science. In 2000 he graduated from the Department of Economics and National Economy Management of the St. Petersburg State University of Economics and Finance with the Candidate's degree in Economics.

As of June 30, 2004, Valery Degtyarev had no shares in either Rostelecom or in any of its legal subsidiaries or other affiliated entities.


Grigory M. Finger. Mr. Finger has been a member of the Rostelecom Board of Directors since June 26, 2004.

Since 1995 Grigory Finger has been working as Executive Director, the Moscow Representative Office, NCH Advisors, Inc.

Graduated from the Moscow Chemical and Technological Institute with a diploma in Computing.

Currently Mr. Finger holds the following positions at the following legal entities:

     Since 1996:    Member, Board of Directors, OJSC Abrazivniy Zavod Ilyich;

     Since 1999:    Member, Board of Directors, OJSC Center Telegraph;

     Since 2002:    Member, Board of Directors, OJSC Polimerbyt;

     Since 2003:    Member, Board of Directors, OJSC Central Telecommunication
                    Company; Member, Board of Directors, OJSC Aeroflot.

As of June 30, 2004, Mr. Finger had no shares in either Rostelecom or any of its legal subsidiaries or other affiliated entities.


Stanislav N. Panchenko. Mr. Panchenko has been a member of the Rostelecom Board of Directors since July 1997.

From 1971 to 1996 Stanislav Panchenko served in the military. Since 1996 he has held the position of Deputy General Director, Svyazinvest, and since 1996 has been a Member of the Management Board of Svyazinvest.

Currently Mr. Panchenko holds the following positions at the following legal entities:

     Since 1999:    Member, Board of Directors, OJSC Rostelecom; and Chairman of
                    the Board of Directors, OJSC Lensvyaz.

     Since 2001:    Chairman of the Board of Directors, OJSC Dagsvyazinform.

     Since 2003:    Member, Board of Directors, OJSC Southern Telecommunications
                    Company.

He graduated from Chelyabinsk Polytechnic Institute with a diploma in Electrical Engineering.

As of June 30, 2004, Stanislav Panchenko had no shares either in Rostelecom or in any of its legal subsidiaries or other affiliated entities.


Victor A. Polischuk. Mr. Polischuk has been a member of the Rostelecom Board of Directors since November 18, 2000.

Since 1992 Mr. Polischuk has served in the capacities of President and Chairman of the Board of Directors of OJSC Russian Telecommunications Network.

Currently Mr. Polishchuk holds the following positions at the following legal entities:

     Since 1998:    Member, Board of Directors, OJSC Aerocom.

     Since 2000:    General Director, LLC Eniks-N; Member, Board of Directors,
                    Rostelecom.

     Since 2002:    General Director, CJSC Trillprom; Member, Board of
                    Directors, CJSC CenterTelecomService Moscow region; and CJSC
                    Na Ilyinke.

     Since 2003:    General Director, LLC Group Office; General Director, LLC
                    Belyaevo Center.

He graduated from the Moscow Aviation Institute with a diploma in Radio-Engineering of Electronic Devices for Aircraft Control. Victor Polischuk holds a Candidates' degree in Engineering Sciences, and he is a Member of the International Academy of Communications.

As of June 30, 2004, Victor Polischuk had no shares either in Rostelecom or in any of its legal subsidiaries or other affiliated entities.


Irina M. Ragozina. Ms. Ragozina has been a member of the Rostelecom Board of Directors since June 1, 2002.

From 1997 to 1999 Ms. Ragozina served as the Head of Securities Service, OJSC Svyazinvest. Since 1999 she has been working as Director of the Corporate Governance Department of Svyazinvest.

Ms. Ragozina has held the following positions at the following legal entities:

Currently Ms. Ragozina holds the following positions at the following legal entities:

     Since 1998:    Member, Board of Directors, OJSC St. Petersburg Telephone
                    Network (OJSC North-Western Telecom).

     Since 2000:    Member, Board of Directors, OJSC MGTS.

     Since 2002:    Member, Board of Directors, Rostelecom; Chairman of the
                    Committee for Corporate Governance, OJSC North-Western
                    Telecom.

She graduated from Moscow Electric Engineering Institute of Communications with a diploma in Engineering and Economics.

As of June 30, 2004, Irina Ragozina had no shares in either in Rostelecom or in any of its legal subsidiaries or other affiliated entities.


Mikhail V. Slipenchouk. Mr. Slipenchouk has been a member of the Rostelecom Board of Directors since June 1, 2002.

Since 1998 Mikhail Slipenchouk has been working as General Director of LLC Metropol Investment Financial Company. Since 2000 he has also served as the General Director of LLC Varna-95, since 2002 - as the General Director of LLC Donskaya 13; and since 2004 - as the President of the Kekusin-kan Karate-do Federation.

Currently Mr. Slipenchouk holds the following positions at the following legal entities:

     Since 2000:    Member, Moscow Stock Exchange Board.

     Since 2002:    Chairman of the Board of Directors, OJSC Electroistochnik;
                    Member, Board of Directors, OJSC Ulyanivskenergo; Member,
                    Board of Directors, Rostelecom; Member, Management Board,
                    MOO Western Center Oyama Kiokushinkai Karate-Do; Member,
                    Coordination Council, Regional Public Organization Bamboo,
                    Society of Disabled People with Spinal Injuries and
                    Diseases.

     Since 2003:    Member, Board of Directors, LLC Metropol.

He graduated from the Geography Department of the Moscow State University.

As of June 30, 2004, Mr. Slipenchouk had no shares in either Rostelecom or any of its legal subsidiaries or other affiliated entities.


Valery N. Yashin. Mr. Yashin has been a member of the Rostelecom Board of Directors since November 18, 2000.

From 1993 to 1999 Mr. Yashin held the position of General Director, OJSC St. Petersburg Telephone Communications. Since 1999 he has been working as General Director and Chairman of the Management Board of Svyazinvest.

Currently Mr. Yashin holds the following positions at the following legal entities:

     Since 1998:    Chairman of the Board of Directors, CJSC St. Petersburg
                    Payphones and OJSC Telecominvest; Chairman of the Council,
                    NPF Telecom-Soyuz

     Since 2000:    Chairman of the Board of Directors, Rostelecom and OJSC
                    CenterTelecom; Member, Board of Directors, OJSC MGTS.

     Since 2001:    Chairman of the Board of Directors, OJSC RTComm.RU and OJSC
                    National Payphones Network.

     Since 2002:    Chairman of the Board of Directors, OJSC North-Western
                    Telecom; Member of the Management Board, Russian Fund of
                    History of Communications.

     Since 2003:    Member, Board of Directors, CJSC Football Club Zenit.

     Since 2004:    Member of the Council, Non-profit partnership Center of
                    Studies for Communications Development Problems.

He graduated from the Leningrad Electric Engineering Institute of Communications with a diploma in Communications Engineering.

As of June 30, 2004, Mr. Yashin had no shares in either Rostelecom or any of its legal subsidiaries or other affiliated entities.


Dmitry Ye. Yerokhin  (Please see information in "Management Board" below)


Evgeny V. Yurchenko. Mr. Yurchenko has been a member of the Rostelecom Board of Directors since June 15, 2003.

From 1998 to 2001 Mr. Yurchenko served as the Executive Director of a subsidiary of Menatep SPb Bank. From 2001 to 2002 he was the Head of Regional South-Western Center, Vice President and Member of the Management Board, OJSC Menatep SPb Bank. Since 2002 Evgeny Yurchenko has been working as Deputy General Director of Svyazinvest.

Since 2003 Mr. Yurchenko holds the following positions at the following legal entities:

     -    Chairman of the Board of Directors, OJSC VolgaTelecom.

     -    Chairman of the Board of Directors, CJSC RTC-Invest.

     -    Member, Management Board, Svyazinvest.

     -    Member, Board of Directors, Rostelecom.

     -    Member, Board of Directors, OJSC Giprosvyaz.

     -    Member, Board of Directors, OJSC Sibirtelecom.

     -    Member, Board of Directors, OJSC Far East Communications Company.

     -    Member, Board of Directors, OJSC RTComm.RU.

     -    Member, Board of Directors, CJSC RusLeasingSvyaz.

     -    Member, Board of Directors, OJSC CB Svyaz-Bank.

     -    Member of the Council, NPF Telecom-Soyuz.

He graduated from the Voronezh State University with diplomas in Radio Physics & Electronics and Accounting.

As of June 30, 2004, Mr. Yurchenko owned 300,000 ordinary shares in Rostelecom. He had no shares either in any of Rostelecom's legal subsidiaries or its other affiliated entities.


Management Board

As of June 30, 2004, the Management Board of Rostelecom included the following persons:

        Name                                         Position                                   Year of
                                                                                                 Birth
------------------------ -------------------------------------------------------------------- ------------
Vladimir I. Androsik      Deputy General Director - Financial Director of Rostelecom             1975
Sergey L. Akopov          Deputy General Director - Administrative Director of Rostelecom        1953
Dmitry M. Gurevich        Deputy General Director - Director for Project Management of           1971
                          Rostelecom
Vadim Y. Izotov           Deputy General Director - Director for Information Technologies of     1968
                          Rostelecom
Igor A. Kalugin           First Deputy General Director of Rostelecom - Director of              1964
                          Rostelecom's branch MMT
Gioulnara Sh. Khasianova  Deputy General Director - Commercial Director of Rostelecom            1970
Alexander A. Lutsky       Chief Accountant of Rostelecom                                         1972

Vladimir K. Mironov       Deputy General Director of Rostelecom                                  1956
Grigory A. Romsky         Deputy General Director of Svyazinvest                                 1956
Galina V. Rysakova        Deputy General Director - Director for Structure Development and HR    1967
                          of Rostelecom
Dmitry V. Sigalov         Deputy General Director for Legal Affairs of Rostelecom                1973
Vladimir V. Terekhov      Deputy General Director - Technical Director of Rostelecom             1958
Dmitry Ye. Yerokhin       General Director of Rostelecom*                                        1950

*    Also a Board of Directors member of Rostelecom


Vladimir I. Androsik. Mr. Androsik was appointed Deputy General Director - Finance Director in September 2001.

In 1997-2001 he occupied the position of finance manager and, later, deputy finance director for the management accounting of CJSC PeterStar. In April 2001 Vladimir Androsik became an advisor to the General Director for Economics and Finance of Rostelecom, and in September 2001 was appointed Deputy General Director - Finance Director of the Company.

Since 2002 Mr. Androsik has been a member of the Board of Directors of the following companies: CJSC Rustel; OJSC Moscow Cellular Communications; CJSC Globalstar - Space Telecommunications; Joint-Stock Commercial Bank Svyaz-Bank; OJSC RTComm.RU; CJSC Telecom-Center; Golden Telecom, Inc.

Since 2003 Mr. Androsik has also been a member of the Board of Directors of CJSC Moscow Center of New Telecommunications Technologies, OJSC MMTS-9, and Chairman of the Board of Directors of OJSC InfoTeX Taganrog Telecom and OJSC A-Svyaz.

In 1997 he graduated from St. Petersburg State University with a degree as an economist-mathematician, and later completed courses under the program of the Chartered Institute of Management Accountants.

As of June 30, 2004, Mr. Androsik did not hold any participatory shares in the charter capital of the Company or in its subsidiaries or dependent companies.


Sergey  L.  Akopov.   Mr.  Akopov  was  appointed   Deputy  General  Director  -
Administrative Director of Rostelecom in February 2003.

From 1977 to 1998 Mr. Akopov served as a radio operator, and then as an economic manager in the Baltic Shipping Company, St. Petersburg. In 2000 he joined CJSC PeterStar. From April 2001 Mr. Akopov held the positions of manager, deputy administrative director and administrative director at CJSC Petersburg Transit Telecom. In February 2003 Mr. Akopov was appointed as Deputy General Director - Administrative Director of Rostelecom.

In 1977 he graduated from Leningrad Maritime School of the Ministry of Sea Fleet with the degree of a radio technician.

As of June 30, 2004, Mr. Akopov did not hold any participatory shares in the charter capital of the Company or in its subsidiaries or dependent companies.


Dmitry M. Gurevich. Mr. Gurevich was appointed Deputy General Director - Director for Project Management at Rostelecom in May 2003.

Mr. Gurevich worked in joint venture enterprise AT&T St. Petersburg and the St. Petersburg branch of CJSC Lucent Technologies where he started as a technical contract manager, and was ultimately promoted to project director. In May 2003 Mr. Gurevich joined Rostelecom as a Project Management Director.

In 1993 he graduated with honors from Leningrad Electrotechnical Institute of Communications named after Professor Bonch-Bruevich with a degree in Radio-Engineering. He received an MBA from St. Petersburg International Institute of Management in 1997 and Masters Certificate in project management from the George Washington University School of Business and Public Management in the United States.

As of June 30, 2004, Mr. Gurevich did not hold any participatory shares in the charter capital of the Company or in its subsidiaries or dependent companies.

Vadim Y. Izotov. Mr. Izotov was appointed Deputy General Director - Director for Information Technology in September 2001.

From 1996 to 2001 Mr. Izotov worked as a senior engineer, head of a group in the information technologies department and then as a deputy director in North-West GSM company. Since September 2001, Mr. Izotov has been holding the position of Deputy General Director - Director for Information Technologies of Rostelecom. In 2002 and 2003 Mr. Izotov was a Director of CJSC NTs Comset, of CJSC Inkom and of CJSC TsNIIS-RTC.

In 1994 he graduated from St. Petersburg State Technical University with a degree as an engineer-system technician.

As of June 30, 2004, Mr. Izotov did not hold any participatory shares in the charter capital of the Company or in its subsidiaries or dependent companies.


Igor A. Kalugin. Mr. Kalugin was appointed First Deputy Director - Director of Rostelecom's Branch MMT in February 2003.

Previously   Mr.   Kalugin  has  held   executive   positions  in  a  number  of
telecommunications companies, including CJSC PeterStar and CJSC Petersburg Transit Telecom.

In 1989 he graduated from Leningrad Institute of High-Precision Mechanics and Optics with a degree in automatics and technical systems. He received his second higher education degree in economics from St. Petersburg Finance and Economic Institute. He also obtained a degree in corporate finance from the London School of Economics.

As of June 30, 2004, Mr. Kalugin did not hold any participatory shares in the charter capital of the Company or in its subsidiaries or dependent companies.


Gioulnara Sh. Khasianova Ms. Khasianova was appointed Deputy General Director - Commercial Director of Rostelecom in April 2003.

From  1992,  Mrs.  Khasianova  worked in OJSC  Long-Distance  and  International
Telephone, which became Rostelecom's branch MMT from 2000, consecutively occupying the positions of marketing specialist, head of the marketing department, head of economic and marketing service and head of the business development department. In 2001 she became the head of the marketing department of Rostelecom and in 2002 she was appointed deputy Commercial Director of the Company.

Since 2003, Mrs. Khasianova has been a member of the Board of Directors of CJSC MTs NTT and CJSC NTTs Komset.

In 1992 she graduated from Moscow Technical University of Communications and Informatics with the degree in economics and management in communications.

As of June 30, 2004, Mrs. Khasianova held 964 common shares and 1,503 preferred shares in Rostelecom. She did not hold any participatory shares in the charter capital of the Company's subsidiaries or dependent companies as of that date.


Alexander A. Lutsky. Mr. Lutsky was appointed Chief Accountant of Rostelecom in July 2001.

In 1996 and 1997 Mr. Lutsky worked as a financial analyst and then as a finance manager in OJSC Telecominvest. In September 1997 Mr. Lutsky became the finance director of CJSC Saint-Petersburg Payphones. In mid 2000 he joined CJSC Petersburg Transit Telecom as a finance director of the company.

In 1995 he obtained a degree in economics from St. Petersburg University of Economics and Finance. In 1997 he completed his postgraduate education.

As of June 30, 2004, Mr. Lutsky did not hold any participatory shares in the charter capital of the Company or in its subsidiaries or dependent companies.


Vladimir K. Mironov. Mr. Mironov was appointed Deputy General Director of Rostelecom in March 2002.

In 2001 and 2002 he held a position as a director for the working conditions and security in CJSC PeterStar.

As of June 30, 2004, Mr. Mironov did not hold any participatory shares in the charter capital of the Company or in its subsidiaries or dependent companies.


Grigory A. Romsky. Mr. Romsky was appointed Deputy General Director of Svyazinvest in June 2000.

From 1978 to 2000 Mr. Romsky worked in OJSC Saint-Petersburg MMT where he consecutively occupied the positions from engineer to technical director.

In 1978 he graduated from Leningrad Electrotechnical Institute of Communications named after Professor Bonch-Bruevich with a degree in Multi-channel
Communications. In 1996 he graduated from Saint-Petersburg International Institute of Management.

As of June 30, 2004, Mr. Romsky did not hold any participatory shares in the charter capital of the Company or in its subsidiaries or dependent companies.


Galina V. Rysakova Ms. Rysakova was appointed as Deputy General Director - Director for Organizational Development and HR of Rostelecom in September 2003.

From 1989 to 2001 Mrs. Rysakova worked in OJSC International Airport Sheremetyevo where she consecutively occupied the positions of senior engineer, head of a group, and head of the HR department. In December 2001 Mrs. Rysakova took the position as the head of the HR department of Rostelecom.

In 1999 she graduated from the law department of Moscow State University.

As of June 30, 2004, Mrs. Rysakova did not hold any participatory shares in the charter capital of the Company or in its subsidiaries or dependent companies.


Mr. Dmitry V. Sigalov Mr. Sigalov was appointed Deputy General Director for Legal Affairs of Rostelecom in April 2003.

From 1994 Mr. Sigalov worked as a lawyer in OJSC North-Western Office of the Medical Trade. In October 1996 he joined OJSC Telecominvest where he consecutively held the positions of lawyer, deputy head of the legal department and head of the legal department. In December 2002 Mr. Sigalov became an advisor on legal issues to the General Director of Rostelecom.

In 1996 he graduated from St. Petersburg State University with a degree in jurisprudence. From 1997 to 2000 Mr. Sigalov continued his studies in the postgraduate department of St. Petersburg University in the commercial law division. He holds a degree of candidate of Science in law.

As of June 30, 2004, Mr. Sigalov did not hold any participatory shares in the charter capital of the Company and its subsidiaries and dependent companies.


Vladimir V. Terekhov Mr. Terekhov was appointed First Deputy General Director of Rostelecom in November 2003.

After his discharge from the Armed Forces in 1994, Mr. Terekhov joined CJSC PeterStar as an engineer. Later he occupied executive positions in CJSC PeterStar and CJSC Petersburg Transit Telecom. In April 2002 Mr. Terekhov took the position of Deputy General Director - Technical Director of Rostelecom.

Since 2003, Mr. Terekhov has held the position of a member of the Board of Directors in CJSC NTTs Komset.

He graduated from Kiev Higher Military Engineering Communications School with a degree in radio communications. In 1990 he continued his education in the Higher Academy of Communications.

As of June 30, 2004, Mr. Terekhov did not hold any participatory shares in the charter capital of the Company and its subsidiaries and dependent companies.


Dmitry E. Yerokhin. Mr. Yerokhin was appointed General Director of Rostelecom in November 2003.

In 1997 Mr. Yerokhin became the head of the Rostelecom branch in Rostov-on-Don. Starting in October 2001 he served as First Deputy General Director of the Company. On November 3, 2003 he was appointed General Director of Rostelecom by the decision of the Board of Directors of the Company.

Currently Mr. Yerokhin occupies positions in the management bodies of the following companies:

     Since 2002:    Member of the Board of Directors of CJSC Globalstar - Space
                    Communications;

     Since 2002:    Chairman of the Board of Directors of OJSC MMTS-9;

     Since 2002:    Member of the Board of Directors of CJSC SK Costars;

     Since 2002:    Chairman of the Board of Directors of CJSC MTs NTT.

In 1977 he graduated with honors from Dagestan Polytechnic Institute with a degree as an engineer-radio equipment constructor.

As of June 30, 2004, Mr. Yerokhin held 3,600 preferred shares in Rostelecom. He did not hold any participatory shares in the charter capital of the Company's subsidiaries or dependent companies as of that date.


6.B. Compensation of Directors and Management Board Members

The members of the Board of Directors and Management Board of Rostelecom were paid a total of RUR 100.4 million by the Group for all the services performed by them during the fiscal year ended December 31, 2003.

This amount includes the annual salaries of the members of the Board of Directors and Management Board, as well as other compensation paid in accordance with the internal regulations of the Board of Directors and the Management Board. This amount also includes conditional and deferred salaries and compensations accrued for the year 2003, even if such salaries and compensations are payable at a later date.

Directors of Rostelecom do not receive salaries, bonuses or other payments from the Company unless they are also Management Board members. However, the Company pays fees to its directors in accordance with its internal Regulations on the Board of Directors, which fees are reflected in the table below.

The following table discloses the aggregate amounts of compensation and other amounts paid by the Group to each member of the Board of Directors of Rostelecom during the year ended December 31, 2003 on an individual basis:

            Name                                Position                                Compensation (RUR)
-------------------------- ----------------------------------------------------------- ---------------------
Stanislav P. Avdiyants     Executive Director - Director of Economic and Tariff            1,337,762
                           Policies of Svyazinvest
Vadim Y. Belov             Deputy General Director of Svyazinvest                          3,303,514
Valery V. Degtyarev        General Director of OJSC Professional TeleCommunications            0
Grigory M. Finger          Executive Director of NCH Advisors, Inc.                         759,404
Victor A. Polischuk        President of OJSC Russian Telecommunications Network            2,097,166
Stanislav N. Panchenko     Deputy General Director of Svyazinvest (The date of             2,097,166
                           resignation from the board is June 26, 2004)
Irina M. Ragozina          Director of Corporate Governance Department of Svyazinvest      2,097,166
Mikhail V. Slipenchouk     General Director of LLC Metropol Investment Financial           2,097,166
                           Company
Valery N. Yashin           General Director of Svyazinvest                                 3,378,812
Dmitry Ye. Yerokhin*       General Director of Rostelecom                                  4,505,790
Evgeny V. Yurchenko        Deputy General Director of Svyazinvest                          2,805,110
Anton I. Osipchuk          First Deputy General Director of Svyazinvest (The date of        933,404
                           resignation from the board is June 15, 2003)


Nikolai P. Yemelianov      Regional Director of Novgorodtelecom, a branch of               2,097,166
                           North-West Telecom (The date of resignation from the board is June 26, 2004)

Sergey I. Kuznetsov*       General Director of North-West Telecom  (The date of           15,928,027
                           resignation from the board is June 26, 2004)
Alexander V. Lopatin*      Retired from the position of Deputy General Director of         3,321,053
                           Svyazinvest in September 2003 (The date of resignation
                           from the board is June 26, 2004)

*    Also served as a Management Board member

On June 26, 2004, the annual GSM elected the new Board of Directors. The new members are: Mr. Degtyarev, Mr. Yerokhin, and Mr. Finger (has been a member of the Company's Board of Directors in 2002). The following persons ceased to be members of the Company's Board of Directors: Mr. Yemelianov, Mr. Kuznetsov, and Mr. Lopatin.

The following table discloses the aggregate amounts of compensation and other amounts paid by the Group to each Management Board member of Rostelecom during the year ended December 31, 2003 on an individual basis:

            Name                                     Position                               Compensation
                                                                                               (RUR)
--------------------------- ------------------------------------------------------------ -----------------
Vladimir I. Androsik        Deputy General Director - Financial Director of Rostelecom       6,056,945
Sergey L. Akopov            Deputy General Director - Administrative Director of             5,738,419
                            Rostelecom
Dmitry M. Gurevich          Deputy General Director - Director for Project Management        4,225,920
                            of Rostelecom
Vadim Y. Izotov             Deputy General Director - Director for Information               4,324,114
                            Technologies of Rostelecom
Igor A. Kalugin             First Deputy General Director of Rostelecom - Director of        6,538,920
                            Rostelecom's branch MMT
Gioulnara Sh. Khasianova    Deputy General Director - Commercial Director of Rostelecom      3,934,121
Alexander A. Lutsky         Chief Accountant of Rostelecom                                   4,270,181
Vladimir K. Mironov         Deputy General Director of Rostelecom                            4,183,061
Grigory A. Romski           Deputy General Director of Svyazinvest                               0
Galina V. Rysakova          Deputy General Director - Director for Structure                 1,858,228
                            Development and Personnel Administration of Rostelecom
Dmitry V. Sigalov           Deputy General Director for Legal Affairs of Rostelecom          5,682,628
Vladimir V. Terekhov        Deputy General Director - Technical Director of Rostelecom       4,303,981
Dmitry Ye. Yerokhin         General Director of Rostelecom                                   4,505,790


Alexander V. Mikhalev       Former Deputy General Director - Administrative Director          335,155
                            of Rostelecom
Marina D. Oleshek           Former Deputy General Director - Director for Structure          1,969,486
                            Development and Personnel Administration of Rostelecom
Igor V. Zabolotny           Former member of the Management Board.                            200,897

On April 28, 2004, the Board of Directors resolved to exclude Mr. Lopatin from the Management Board and to include Mr. Romsky, Deputy General Director of Svyazinvest.

To date, the Company does not have a bonus or profit-sharing plan with respect to members of its Board of Directors or the Management Board Members. Nor does the Company have an employee stock option program in place. Please see Item 6.D. "Employees" for details concerning pension benefits provided by the Company.

In accordance with the regulations of the FSFM, Rostelecom is required to disclose information regarding the compensation of its directors and Management Board members. Such information is included in quarterly reports submitted by Rostelecom to FSFM and is available to shareholders and to the general public on the Company's website.


6.C. Board Practices

Board of Directors

In accordance with Rostelecom's Charter, the Board of Directors of the Company, which consists of eleven members, is elected by cumulative voting at the GSM and remains in office until the next annual or extraordinary GSM, which will decide on the election of new members of the Board of Directors. Directors may serve on the Board for an unlimited number of terms. For details on expiration of current service, periods of service and service contracts relating to applicable persons, see Item 6.A. "Directors and Senior Management."

Since the Board of Directors is to be elected by cumulative voting, the GSM may adopt a decision on the early termination of powers only in respect of all members of the Board of Directors. Each member of the Board of Directors may voluntarily resign with prior written notification to the other members of the Board of Directors.

The Company's Charter provides that Management Board members may not constitute more than one quarter of the Board of Directors and that the General Director may not also be the Chairman of the Board of Directors. The Chairman of the Board of Directors is elected by a simple majority of the members of the Board of Directors and may be re-elected at any time by members of the Board of Directors.

The Board of Directors has responsibility for: (i) calling a GSM, (ii) increasing the Company's charter capital, (iii) formation of the Management Board and its early termination, (iv) formation and liquidation of subsidiaries and representative offices, (v) decisions regarding participation in other entities, and (vi) approval of certain major transactions, related party transactions and (vii) other issues.

With a view to assuring continuous internal control over the performance of any business operations, the Company is to establish a special structural subdivision independent of the Company's executive bodies and controlled directly by the Board of Directors of the Company. The functions and regulations of such structural subdivision, and the procedure for the appointment of its employees shall be determined pursuant to an internal document approved by the Board of Directors of the Company.

Pursuant to the Company's Charter, meetings of the Board of Directors must be held at least quarterly. During 2003 the Company's Board of Directors held altogether 18 meetings (including meetings of actual presence and absentee voting). The major decisions made by the Board of Directors in 2003 included:

     - Decision on the primary objectives of restructuring Company debt with RTC-Leasing.

     - Decision on approving Rostelecom's debt restructuring with long-term obligations between Rostelecom and Russian Federation Council of Ministers, the Government of the Russian Federation, and Vnesheconombank and on signing an agreement between Rostelecom and Alfa-Bank.

     - Decision on the liquidation of Rostelecom branch GTsUMS (Main Center for the Management of Long Distance Communications and Television), and transferring its functions to the Headquarters, MMT and the Central Branch.

     - Decision on the implementation of new approaches to the Company's investment planning.

     -    Decision on the Rostelecom's  economic development forecast for 2004 -
          2010.

     - Decision on the approval of the Company's transactions in connection with optimizing investments in the Company's subsidiaries.

     - Decision on the creation of various committees of the Company's Board of Directors.

A Board meeting relating to convening the annual GSM must take place no later than one month after the filing of the annual accounting report with the state authorities (this should be done on or before March 31), in order to allow Board members to review of the Company's draft annual report to shareholders, annual balance sheet, profit and loss statement and auditor's report.

The Board of Directors may be convened by the Chairman of the Board of Directors on his/her own initiative or by request of any member of the Board of Directors, the Audit Commission, the Company's external auditor, the General Director or any shareholder (or group of shareholders) owning at least 2% of the Company's voting shares. A quorum of the Board of Directors is reached if more than half of the elected members are present at the meeting. Each member of the Board of Directors has one vote which may not be assigned to another member or any other person. All minutes of the meetings of the Board of Directors must be executed within three days after the meeting.


Management Board

The Company's Management Board members are elected and replaced by the Board of Directors. The number of Management Board members is also determined by the Board of Directors. The Chairman of the Management Board is the General Director or, in his absence, his first deputy or other person acting as General Director acts as the Chairman of the Management Board, pursuant to an approval of the General Director. The Management Board members are elected for a term of up to five years, and may be re-elected for an unlimited number of terms.

The General Director is appointed by the Board of Directors of the Company by a majority vote of the members of the Board of Directors taking part in the meeting, for a term of no more than five (5) years and may be reelected for an unlimited number of terms. The rights and duties, the term in office, the liability and the compensation of the General Director shall be determined in accordance with the agreement between the General Director and the Company. On behalf of the Company the agreement with the General Director shall be executed by the Chairman of the Board of Directors or a person authorized by the Board of Directors. The Board of Directors may at any time effect an early termination of the powers of the General Director. The term of office of the General Director will commence at the time of his appointment by the Board of Directors.

Members of the Management Board are supervised by the Board of Directors and report to the Board of Directors. The Management Board, in particular, is responsible for the following: preliminary discussion of issues to be resolved at a GSM; preparation of agenda items of the Board of Directors with respect to
(i) the establishment, reorganization and liquidation of subsidiaries and representative offices, (ii) the amount of dividends to be paid on each category of shares, and (iii) major and related party transactions and other issues.

The meetings of the Management Board may be held as often as necessary but not less frequently than once a month. During 2003 the Management Board held 14 meetings. The main decisions of the Management Board in 2003 included:

     - Review of Company plan for further development of the Company's digital network systems from 2004 through 2006;

     -    Acceptance of a decision to remove analog lines from operation;

     -    Acceptance  of  a  decision  to  optimize  the  Company's   subsidiary
          structure;

     -    Acceptance  of  a  decision  to  create  various   committees  of  the
          Management Board;

     - Review of changes in pension program administration and a deal with non-state sponsored pension funds.

The minutes of the Management Board must be executed within three days after the meeting. The decisions of the Management Board are adopted by a simple majority of votes. Pursuant to the Company's Regulations on the Management Board it may adopt decisions if a quorum of at least half of the members are present at the meeting. In a case of a split vote the Chairman of the Management Board has the decisive vote. No Member of the Management Board can be a member of a board of directors, a member of a management board or a general director of another company without the prior consent of the Board of Directors.


Audit Committee

As of June 30, 2004, the Audit Committee of the Company had not yet been formed.

Prior to June 26, 2004, the Board of Directors did not include a sufficient number of independent directors to form an Audit Committee.

At the annual GSM held on June 26, 2004, new members of the Board of Directors were elected. It is anticipated that three members of the new Board of Directors will be considered as independent directors (subject to the decision of the Board of Directors), namely:

     -    Valery  V.   Degtyarev,   General   Director   of  OJSC   Professional
          TeleCommunications.

     - Nikhail V. Slipenchouk, General Director of LLC Metropol Investment Financial Company.

     -    Grigory M. Finger, Executive Director of NCH Advisors, Inc.

The Company expects that the Audit Committee will be formed by the end of 2004. Until the Committee is formed, the entire Board of Directors will act as the Company's Audit Committee.


Nominating and Compensation Committee

In September 2003, to improve the efficiency of the main activities of the Board of Directors, the Company established a Nominating and Compensation Committee that performs the following functions:

     - Formulation of the Company's policy in respect of appointment of members of the Board of Directors, the General Director, members of the Management Board and heads of the Company's key departments.

     - Determination of qualifications for candidates for the Board of Directors.

     - Formulation of the Company's policy defining principles and criteria to determine compensation of members of the Board of Directors, the Audit Commission, the General Director, members of the Management Board, and heads of key departments, as well as criteria for the appraisal of their activity.

     - Preparation of recommendations on the Company personnel policy, including the employee incentive system.

     -    Appraisal of activities of the Company's management.

As of June 30, 2004, the members of the Nominating and Compensation Committee were as follows:

     1. Mikhail V. Slipenchouk - the Chairman, the Board of Directors member, General Director of METROPOL Investment Financial Company Ltd.;

     2. Stanislav N. Panchenko - the Board of Directors member, Deputy General Director of Svyazinvest;

     3. Vladimir I. Androsik - the Management Board member, Deputy General Director - Finance Director, OJSC Rostelecom;

     4. Galina V. Rysakova - the Management Board member, Deputy General Director - Director for Organizational Development & HR of Rostelecom;

     5.   Nadezhda  V.  Fillippova  -  Executive   Director  -  HR  Director  of
          Svyazinvest.


Strategic Planning Committee

In September  2003,  to improve the  efficiency of the main lines of activity of
the  Board  of  Directors,   the  Company  established  the  Strategic  Planning
Committee, which performs the following functions:

     - Preliminary consideration of and preparation of recommendations for the drawing up of the Company's strategic development plan for the period until 2010.

     -    Oversight of implementation of the strategic development plan.

     -    Preparation of recommendations for the Company's dividend policy.

     - Preparation of recommendations for the implementation of Company procedure for investment planning and monitoring.

     -    Appraisal of the Company's long-term operational efficiency.

     - Preparation of recommendations for adjusting the Company's current strategy.

     - Preparation of recommendations for procedures for the Company's interaction with affiliated and subsidiary companies.

As of June 30, 2004, the members of the Strategic Planning Committee are as follows:

     1. Vadim Ye. Belov - the Chairman, the Board of Directors member, Deputy General Director of Svyazinvest;

     2. Yevgeny V. Yurchenko - the Board of Directors member, Deputy General Director of Svyazinvest;

     3. Mikhail V. Slipenchouk - the Board of Directors member, General Director of METROPOL Investment Financial Company Ltd.;

     4. Vladimir I. Androsik - the Management Board member, Deputy General Director -- Finance Director of Rostelecom;

     5. Andrey N. Rudenko - Deputy General Director of METROPOL Investment Financial Company Ltd.


Audit Commission

Pursuant to the Company's Charter the Audit Commission is elected by the annual GSM for a term expiring on the date of the next annual GSM. In accordance with the Company's Charter, the Audit Commission consists of three members. Any shareholder or any other person nominated by shareholders may be a member of the Audit Commission provided that a member of the Audit Commission may not simultaneously be the General Director, a member of the Board of Directors, a member of the Management Board or a member of the Liquidation Commission. Members of the Audit Commission are elected by decision of the GSM approved by a majority of the votes of the shareholders taking part in such meeting. The Audit Commission elects its Chairman and Secretary.

The position of each member of the Audit Commission may be terminated by a decision of the GSM. If the Audit Commission is reduced to fewer than two members, an extraordinary GSM shall be convened to appoint new members of the Audit Commission. For the year ended December 31, 2003, the Group paid the members of the Company's Audit Commission a total of RUR 1,769,592.

Pursuant to the decision of the GSM, the current Audit Commission of the Company was elected on June 26, 2004, being Irina V. Prokofieva, Director of Department of Internal Auditing of Svyazinvest, Konstantin V. Belyaev, Chief Accountant of Svyazinvest, and Evgueni A. Pelymski, Deputy Chief Accountant of Rostelecom.


Irina V. Prokofieva. Ms. Prokofieva has been serving as an Audit Commission's member since June 1, 2002. Since April 2003, she has been the Director of the Department of Internal Auditing of Svyazinvest. Her previous position was Deputy Head of Department of Internal Auditing of Svyazinvest. From July 1998 to July 2001 Ms. Prokofieva was employed by OJSC Telecominvest as a specialist. She is an economist and holds a degree from St. Petersburg University of Economics and Finance.


Konstantin V. Belyaev. Mr. Belyaev has been serving as an Audit Commission's member since June 15, 2003. Since March 2001 he has been the Chief Accountant of Svyazinvest. Prior to that he was the Deputy Chief Accountant and than the Chief Accountant of OJSC Artelecom. Mr. Belyaev holds a degree from All-Russian distance learning institute of Finance and Economy.


Evgueni A. Pelymski. Mr. Pelymski has been serving as an Audit Commission's member since June 26, 2004. Since May 2002 he has been the Deputy Chief Accountant of Rostelecom. Prior to that he worked as an auditor with KPMG. Mr Pelymski is a member of the Association of Chartered Certified Accountants
(ACCA) since 2001 and holds a degree from the Financial Academy under the Government of Russia.

The Audit Commission reviews the financial and business operations of the Company and, in particular: audits the financial and business documents of the Company; reviews the legal force of agreements executed on behalf of the Company, transactions and settlements with counterparties; analyzes the accounting statements and statistical records for compliance with applicable regulations; checks whether payments to suppliers of goods and services, payments to the budget, calculation and payments of dividends, and redemption of other obligations are made accurately and in due course; audits the balance sheets of the Company, and its profit and loss statements; reports to the tax inspectorate and governmental authorities for accuracy and performs other functions related to financial issues. In the performance of its duties, the Audit Commission has the right to request, and officers of the Company's governing bodies must provide, documents on the financial and business operation of the Company, including confidential documents.

Upon completion of the financial review, the Audit Commission issues a report which confirms that the data contained in the Company's financial statements is true and correct and/or provides information on whether there were any violations of the legislation of the Russian Federation with respect to preparing the financial statements. All documents of the Audit Commission (acts, opinions, instructions, etc.) must be executed by all members of the Audit Commission.

Members of the Audit Commission are jointly and severally liable to the Company for the accuracy and reliability of each audit when they execute the acts, opinions or other documents on the basis of the performed audit.


6.D. Employees

The average number of Rostelecom's staff on the payroll in the year 2003 was 28,185 (compared to 36,617 in 2000, 35,764 in 2001 and 31,072 in 2002). As of
December 31, 2003, Rostelecom employed 27,016 full-time employees (compared to 36,595 in 2000, 33,987 in 2001, and 30,993 in 2002).

Rostelecom employs 16,430 specialists with a higher and secondary education. 33% of all its employees are aged below 40, 34% aged 40 to 50 and 33% aged over 50. The average monthly salary as compared to 2002 grew by 31% to RUR 8,269.

As of December 31, 2003, the breakdown of employees according to Rostelecom's branches (or geographic location) was as follows:

     -    Central Branch - 10,142 employees;

     -    North-Western Branch - 3,052 employees;

     -    Volga Branch - 2,721 employees;

     -    Southern Branch - 2,022 employees;

     -    Ural Branch - 1,905 employees;

     -    Siberian Branch - 3,989 employees; and

     -    Far East Branch - 3,185.

As June 30, 2004, Rostelecom had no overdue wage payments to its employees and the management of Rostelecom believes that it is in compliance with all applicable labor laws. Rostelecom has not experienced any significant work stoppage since its formation and the management of Rostelecom believes the Company has good relations with its employees.

In 2003, 5,776 employees were trained at foreign schools operated by manufacturers, at Rostelecom's educational centers and through training courses and seminars conducted by various colleges and universities in Russia. Rostelecom has contracts for training specialists with several colleges and universities specializing in communications. In addition, Rostelecom pays for special scholarships for 30-35 students specializing in basic professions each semester.

All of Rostelecom's employees are covered by a collective bargaining agreement between Rostelecom and the Central Committee of the Telecommunications Union of Russia, which guarantees a minimum level of salaries and benefits, as well as acceptable working conditions for employees. The agreement is renegotiated periodically, but its terms have not changed significantly. Rostelecom's collective bargaining agreement for 2001 was entered into on May 31, 2001. On January 31, 2002, the collective bargaining agreement was extended to 2002, and its material provisions remained unchanged, except a provision on an increase of the minimum wage for employees in the basic occupations of the Company. On the basis of this agreement certain branches of Rostelecom have entered into collective bargaining agreements with the employees of such branches to provide for additional social guarantees and benefits. On February 20, 2003, the agreement was replaced with an uniform Collective Bargaining Agreement for 2003-2005 which includes, among other things, a provision on an increase of the minimum wage for employees in the basic occupations of the Company and of their benefits, guarantees and working conditions.

Prior to January 1, 1997, Rostelecom did not have pension liabilities other than those payable under Russian law to the Russian government to provide funds for pension plans administered by the state. On January 1, 1997, Rostelecom adopted an additional non-state pension program for its employees. Currently, the program is functioning under an Agreement on Non-Governmental Pension Support with NPF Telecom-Soyuz (the assignee of Rostelecom-Garantiya which serviced this program before 2003), a non-governmental pension fund. Under the said Agreement Telecom-Soyuz is implementing various pension programs for Rostelecom the terms of which are set forth in the Regulations on Pension Programs attached to the Agreement.

As of January 1, 2004, the number of former employees of the Company receiving non-state pensions was 5,526.

Since January 1, 2004, Rostelecom has maintained four pension plans within the framework of its non-state pension fund program.

The Joint Participation Program envisages a fixed amount of contributions. Pension payments by the Company amount to RUR 100 for each employee participating in the Program (each individual's contribution is not less than RUR 100) and the size of the pension depends on the amount of accumulated funds. The right to participate in the Program is available to employees who work at the Company on a full-time basis and who have signed the Non-State Pension Fund Agreement with NPF Telecom-Soyuz. As of January 1, 2004, 14,158 employees of the Company were participating in the Fund.

The other three programs envisage termination benefits. The Company acquires pensions under these pension programs, as listed below, and expense them when it terminates the employment of an employee before the normal retirement date or when termination benefits are provided as a result of an offer made in order to encourage voluntary redundancy.

     o Base Pension Program. The current amount of the Base Pension is RUR 568; it is regularly adjusted, most recently in August 2003. In 2003 the Company granted 581 Base Pensions;

     o Program of Provision of Non-State Pensions to former employees of the Company who became disabled due to an occupational accident. The amount of the pension is equal to the Base Pension. 1 pension was granted under the Program in 2003.

     o Program of Provision of Non-State Pensions to managing employees of Rostelecom. The amount of the pension under the Program varies, depending on the manager's position, from RUR 2,000 to RUR 4,000 roubles. 17 pensions were granted in 2003 under the Program.

In order to have a pension granted under the Base Pension Program and Program of Provision of Non-State Pensions to managing employees of Rostelecom, an employee must meet certain requirements in respect of length-of-service, and participate in the Joint Participation Program.

Since 1995, Rostelecom has had an automatic corporate insurance plan for its employees and members of their families. Since 1999, this plan has been operated through Skart, a Russian insurance company. In 2002, medical insurance was effected through RESO-Garantia, a Russian insurance company, selected as a corporate insurer on the basis of a tender. In 2003 and 2004, the tender was won by ROSNO, a Russian insurance company, which also provides the employees' mandatory medical insurance.

In addition, since January 1, 1998, Rostelecom operates, through Costars, a Russian insurance company affiliated with Rostelecom, an accident insurance program covering all its employees.

In addition to the supplementary pension, social and medical insurance schemes described above, the Company made contributions to the Government social and medical insurance funds and pension fund.


Optimization of the Personnel Structure of the Company

In 2003, pursuant to resolutions of the Board of Directors, efforts to optimize the organizational structure of the Company aimed at improving the efficiency of management and reducing costs to Rostelecom continued. One of the main focuses of this optimization process was the enlargement of territorial departments and establishment of integrated units, with optimization of the number of administrative and management personnel.

In the course of the restructuring in 2003, the Company closed its branch GTsUMS and transferred its functions to other branches and the Headquarters of the Company.

To achieve control and operation of equipment and digital transmission system paths (DTSP) in the zone of operation of the Company's branches, the Company has optimized the technical block of the organizational structure of its regional branches and organized new units - Regional Centers of DTSP Control.

Pursuant to the current and strategic goals pursued by the Company in 2003, the Company determined new lines of operation and created new units within Headquarters, including:

     -    Directorate of State Authorities' Relations;

     -    Project Management Directorate;

     -    Public Relations and Investor Relations Directorate;

     -    Quality Control and Business Procedures Management Department.

Along with shaping new directions, the Company has updated the areas of responsibility and prioritized tasks of all managers of the operating units.

Within the framework of a single system of personnel management and calculation of salaries for all of Rostelecom's branches, the Company put modules for automation of these processes into operation in 2003.


6.E. Share Ownership

Mr. Avdiyants has been a member of the Board of Directors of Rostelecom since June 15, 2003. As of June 30, 2004, he owned 1,100 Ordinary Shares in the Company (0.00015 % of the Company's outstanding ordinary shares) and 6,800 Preferred Shares in the Company (0.0028 % of the Company's outstanding Preferred Shares).

Mr. Yurchenko has been a member of the Board of Directors of Rostelecom since June 15, 2003. As of June 30, 2004, he owned 300,000 Ordinary Shares in the Company (0.041 % of Ordinary Shares).

Mr. Yerokhin is a member of the Management Board of the Company. As of June 30, 2004, he owned 3,600 Preferred Shares in the Company (0.00049 % of the outstanding Preferred Shares).

Ms. Khasianova is a member of the Management Board of the Company. As of June 30, 2004 she owned 964 Ordinary Shares (0.00013% of Ordinary Shares) and 1,503 Preferred Shares (0.00062% of the outstanding Preferred Shares).

Therefore, as of June 30, 2004, none of members of the Company's Board of Directors or the Management Board beneficially owned more than 1.0% of any class of the Company's shares.

The Company's Ordinary Shares owned by Mr. Avdiyants, Mr. Yurchenko and Ms. Khasianova have equal voting rights with the other Company's shares of the same class.

The Company's Preferred Shares owned by Mr. Avdiyants, Mr. Yerokhin and Ms. Khasianova have equal voting rights with the other Company's shares of the same class.



Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

The only voting securities presently outstanding are Rostelecom's Ordinary Shares with a nominal value of RUR 0.0025 per share. The following table sets forth, as of May 11, 2004 (the record date), information with respect to the ownership of the outstanding Ordinary Shares by (i) each person or entity that owns in excess of 5% of Ordinary Shares and (ii) all members of the Management Board and the Board of Directors of Rostelecom as a group.

                      Identity of Person or Group                      Number of Ordinary      %
                                                                          Shares Owned
------------------------------------------------------------------------------------------- ------------
Svyazinvest                                                               369,224,907        50.67%
ING Bank (Eurasia) /ING DEPOSITARY ING Barings, as a nominee holder       197,867,291        27.16%
National Depositary Center, a non-commercial partnership, as a nominee    55,884,946          7.67%
holder
CJSC Depositary Clearing Company, as a nominee holder                     39,217,661          5.38%
Other holders in total                                                    66,501,515          9.12%
     Out of them - members of the Management Board and the Board of         302,064           0.04%
     Directors

Rostelecom's American Depositary Shares ("ADSs"), each representing six (6) Ordinary Shares, are publicly traded on the New York Stock Exchange under the symbol "ROS". Each ADS is evidenced by an American Depositary Receipt ("ADR"). JPMorgan Chase Bank serves as the depositary for the sponsored ADR program with ING Bank (Eurasia) serving as the custodian. As of May 11, 2004, 30,458,322 ADSs were outstanding, representing 25.1% of all placed Ordinary Shares.

As of June 30, 2004, the Company had a total of 728,696,320 Ordinary Shares issued and outstanding. As of May 11, 2004, the register of shareholders included 20 shareholders registered in the United States. They held 3,406,320 Ordinary Shares of the Company (0.5% of all Ordinary Shares) and 6,830,870 Preferred Shares (2.8% of all Preferred Shares of the Company). Since certain of these Ordinary Shares and ADSs were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders nor of the place of residence of such beneficial holders.

Svyazinvest is the biggest shareholder in the Company, holding 50.67% of all Ordinary Shares. The total number of all the holders of Rostelecom's Ordinary Shares as of May 11, 2004 was 13,592, including 12,361 individuals and 1,231 legal entities.

The Russian Government has exercised, and is likely to continue to exercise, significant influence over the operation of the Company. Prior to April 1997, the Russian Federation Government directly owned 38% of the Charter capital (Ordinary and Preferred Shares) of Rostelecom, representing 50.67% of its voting shares. In April 1997, the Government announced the transfer of its ownership interest in Rostelecom to Svyazinvest, the holding company established by the Ministry of Communications to consolidate the Government's majority interests in various telecommunications companies throughout Russia. The transaction was consummated on July 25, 1997, when the Russian Government also sold 25% plus one share of Svyazinvest at auction for approximately $1.87 billion to a newly formed investment consortium. In addition, the Russian Government has general authority to regulate tariffs and regulates domestic long-distance tariff-setting to a limited extent. The Government also regulates licensing of the provision of telecommunications services in Russia. Despite the uncertainties associated with the Government's ability to use its regulatory powers to influence providers of telecommunications services, the increased involvement of the Government in the management and operations of Rostelecom remains a possibility. In addition, the Government is a significant customer of the Company, and any decrease in the Government's utilization of Rostelecom's network could have a material adverse effect on the Company's operations.

No significant change in the percentage ownership held by any major shareholder has occurred during the past three years. Further, as a statutory matter, all voting Ordinary Shares have equal rights, including voting rights and none of the major shareholders have different voting rights. For additional information see Item 3.D. "Risk Factors".

The Company is not aware of any existing arrangements, which may cause a change of control over Rostelecom.


7.B. Related party transactions

In certain aspects the Company's internal control system may lacks a sufficient level of control relating in particular to identification of related party transactions. For more information see Item 3.D. "Risk Factors."

On January 24, 2003, the Company and RTComm.RU entered into an agreement for the purchase and sale of equipment, under which the Company undertook to transfer Internet unit equipment to RTComm.RU for a purchase price of U.S.$ 650,000 (excluding VAT). The amount was paid in 11 equal installments with the last installment paid in November 2003.

On January 24, 2003, the Company and RTComm.RU entered into an agreement for the assignment to RTComm.RU of Rostelecom`s rights and obligations under certain leasing agreements previously made between Rostelecom and RTC-Leasing. As a result, RTComm.RU acquired all rights, obligations and assets which the Company had under these leasing agreements, and became a party to such agreements. RTComm.RU paid Rostelecom U.S.$ 1.7 million in cash (excluding VAT) for the above assignment. The amount of the Company's indebtedness to RTC-Leasing with respect to the lease payments was reduced by U.S.$ 3.1 million (including VAT).

On February 27, 2003, the Company entered into a loan agreement in the principal amount of U.S. $1,250,000 with interest at 8% per annum, maturing February 1, 2004 with CJSC GlobalTel which used the funds received to make lease payments under agreements with RTC-Leasing and to expand its activities. In January 2004, the maturity date was extended to December 31, 2004.

On April 1, 2003, the Company and Svyazinvest entered into an agreement for the lease of non-residential premises in the City of Moscow, under which Rostelecom acts as lessor and Svyazinvest acts as lessee. The term of the agreement was for eleven months. The fee paid by Svyazinvest to Rostelecom was RUR 13,048,534 (excluding VAT) per term. The parties renewed the lease arrangements on similar terms in March, 2004.

In June-August 2003, in order to redeem its liability to Vietnam Telecom, the Company paid to OJSC Svyazbankm acting as an agent of an unrelated party, U.S.$
15.1 million (RUR 462 million at the exchange rates at the dates of settlements). Certain managers of the Company and Svyazinvest are directors of OJSC Svyazbank.

In June 2003 OJSC Svyazbank, an entity controlled by Svyazinvest, purchased from the company Vietnam Telecom International amounts payable by the Company of SDR
10.8 million (RUR 466 million at the exchange rate as of settlement dates) and claimed the amount to be paid by the Company in U.S. dollars. The payments made in June and in August 2003, totaled U.S.$ 15.1 million (RUR 462 million at the exchange rate as of settlement dates).

On June 9, 2003, the Company and MGTS, in which Svyazinvest has a 28% interest, entered into an agreement in relation to the transit of traffic under which the Company undertook to pay MGTS:

     - a one-off payment of RUR 52,050,000 (excluding VAT) for establishing the technical capability for transmitting traffic;

     -    RUR 20 for every unit of correctly transmitted end-user's data;

     - RUR 200,000 per month to allow Rostelecom's staff to access MGTS sites for lines and cables maintenance.

On June 9, 2003, the Company and MGTS entered into an agreement in relation to procedures for handling customer complaints and preventing non-authorized access to Rostelecom's network. The term of the agreement is one year, subject to any extension agreed. Under the agreement, Rostelecom pays a fee of RUR 5,416,667 per month to MGTS.

On June 25, 2003, the Company and RTC-Leasing amended two leasing agreements dated May 20, 1999. Certain parts of the equipment leased under the two leasing agreements were excluded and the value of the two lease agreements was decreased to RUR 91.9 million and U.S.$ 650,829.08, and RUR 24 million and U.S.$ 489,539.55 respectively.

On June 27, 2003, the Company and RTC-Leasing with the consent of CJSC Telesoft-Russia entered into an assignment agreement in relation to an equipment purchase agreement dated May 20, 1999 between RTC-Leasing and CJSC Telesoft-Russia, replacing RTC-Leasing as a party with Rostelecom. In accordance with the assignment agreement, Rostelecom paid RTC-Leasing RUR 182 million.

On October 2, 2003, Rostelecom and RTC-Leasing entered into a termination agreement relating to the termination of a number of Rostelecom's lease payment obligations with a value of RUR 302.85 million, which arose pursuant to a leasing agreement dated May 24, 1999 between Rostelecom and RTC-Leasing. Rostelecom, as consideration for the termination of such payments, furnished RTC-Leasing with four Rostelecom-held promissory notes totaling RUR 302.85 million previously issued by RTC-Leasing. The time frame for payments under the Lease Agreements (defined below) was also adjusted.
For details of this transaction please refer to Item 10.C. "Material Contracts".

On October 2, 2003, Rostelecom and RTC-Leasing entered into forty-seven first amended agreements relating to forty-seven lease agreements made between 1997 and 2001 between Rostelecom and RTC-Leasing with respect to various telecommunications equipment (the "Lease Agreements"). The terms of the Lease Agreements were amended so that Rostelecom would make a first payment totaling RUR 3,677 million under the Lease Agreements on October 1, 2005 and make a second payment totaling RUR 1,421.7 million under the Lease Agreements on October 1, 2015. The above agreements also specified terms for the transfer of title to the property leased by Rostelecom under the Lease Agreements to Rostelecom. These first amended lease agreements were subsequently amended, as described below.
For details of these transactions please see Item 10.C. "Material Contracts".

On December 25, 2003, the Company and RTC-Leasing entered into an agreement amending the terms of a repayment schedule for a loan owed by the Company to RTC-Leasing. The new repayment terms were: (i) eight equal payments of RUR 95.5 million on August 15, 2000, on November 15, 2000, on February 15, 2001, on May 15, 2001, on August 15, 2001, on November 15, 2001, on February 15, 2002, May
15, 2002; (ii) one payment of RUR 368.5 million on May 31, 2002; (iii) one payment of RUR 95.5 million on August 15, 2004; (iv) one payment of RUR 286.5 million on November 15, 2004; one payment of RUR 95.5 million on February 15, 2005; one payment of RUR 108.9 million on May 15, 2005; two equal payments of RUR 95.5 million on August 15, 2005, and on November 15, 2005.

On December 26, 2003, Rostelecom and RTC-Leasing entered into forty-seven second amended agreements relating to the Lease Agreements. The terms of the Lease Agreements were amended so that Rostelecom would make a first payment totaling RUR 3,140.4 million under the Lease Agreements on January 28, 2004 and a second payment totaling RUR 1,958.5 million under Lease Agreements on January 30, 2034. On January 28, 2004, Rostelecom paid RTC-Leasing RUR 3,140.4 million in accordance with the second amended Lease Agreements to Rostelecom.
For details of these transactions please see Item 10.C. "Material Contracts."

On April 27, 2004, the Company and Westelcom entered into a substitution agreement in relation to BSFOCS whereby Westelecom was replaced as a participant in BSFOCS by Rostelecom. In accordance with the agreement Rostelecom paid Westelcom RUR 160 million.

On April 27, 2004, the Company and Westelcom entered into a substitution agreement in relation to the underwater Russia to Georgia FOL whereby Westelecom was replaced as a participant in such FOL by Rostelecom. In accordance with the agreement Rostelecom paid Westelcom RUR 134 million.

On April 27, 2004, the Company and Westelcom entered into an agreement for the sale of two ITEs in Moscow and Saint-Petersburg. In accordance with the agreement Rostelecom paid Westelcom RUR 54.9 million.

On April 27, 2004, the Company and CJSC Westelcom entered into an agreement for the sale of a data transfer node. In accordance with the agreement Rostelecom paid Westelcom RUR 17.7 million.


Description of agreements entered into by entities affiliated with the Company:

In 2003, RTDHC, a subsidiary of RTC-Leasing, and VolgaTelecom, an IRC controlled by Svyazinvest, entered into an agreement for the sale by RTDHC of a 50% stake in NCC, a mobile operator company, to VolgaTelecom for a purchase price of U.S.$ 20,000,000 (RUR 589 million).

In 2003, RTDHC, and SibirTelecom, an IRC controlled by Svyazinvest, entered into an agreement for the sale by RTDHC of a 49% stake in CJSC Baikalwestcom, a mobile operator company, to SibirTelecom for U.S.$ 8,500,000 (RUR 250 million).

In 2003, RTDHC, and SibirTelecom entered into an agreement for the sale by RTDHC
of  a  49%  stake  in  CJSC  Yeniseitelecom,   a  mobile  operator  company,  to
SibirTelecom for U.S.$ 12,500,000 (RUR 368 million).

During 2003, RTC-Leasing and each of the IRCs controlled by Svyazinvest (namely, CenterTelecom, Southern Telecommunications Company, North-West Telecom, VolgaTelecom, Uralsvyazinform, Dalsvyaz, and SibirTelecom) entered into leasing agreements for a total amount of RUR 8,666 million for the leasing of telecommunications equipment.

In 2003, RTC-Leasing and RTComm.RU entered into a leasing agreement for U.S.$ 1,753,313 (RUR 52 million) for the leasing of telecommunications equipment.


7.C. Interests of Experts and Counsel

Not applicable.



Item 8. Financial Information

For information with regard to financial statements please refer to Item 18. "Financial Statements" and the consolidated financial statements included elsewhere in this Annual Report.


8.A. Consolidated Statements and Other Financial Information

Legal Proceedings

Rostelecom is currently involved in various legal proceedings. Rostelecom does not anticipate that the outcome of any of these legal proceedings will have a material impact on its financial condition or results of operation. Other than as described below, the Company does not believe that any of these legal proceedings have arisen other than in the ordinary course of its business.

     - In May 2000, Rostelecom filed a claim against Sberbank, the Russian state bank, with the Moscow City Arbitrazh Court for the recovery of RUR 29,580,850 in relation to Sberbank's performance under a bank account agreement, whereby Sberbank debited the Company's account under a forged electronic payment order. On July 6, 2001, the court ordered that a technical examination of Sberbank's electronic settlements system be conducted. The initial technical examination failed to determine whether the monies could have been debited as a result of fraudulent actions of third parties. On March 11, 2003, the court rejected Rostelecom's claim. Rostelecom filed an appeal on April 11, 2003 with the appellate court which was subsequently rejected and a further appeal with the higher Federal Arbitrazh Court of the District of Moscow in June 2003. That appeal was also rejected. Currently Rostelecom is looking for further ways to defend its rights.

     - In January, 2002, CJSC Telecros filed a claim in the Arbitrazh Court of the City of Moscow against Rostelecom for the recovery of RUR 21,060,000 for communication services allegedly provided during March to December 1998 without a written agreement. In the court hearing held on June 28, 2002 the plaintiff dropped its claim and the court closed proceedings.

     - In November 2002 Rostelecom filed a claim against the Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties No. 40 for the City of Moscow (the "Inspectorate") arguing that the Inspectorate's penalty of 20% of the amount of unpaid tax being RUR 384,293.23, and unpaid tax claim of RUR 1,921,466.16 were invalid. In the opinion of the Inspectorate, Rostelecom, in calculating and making advance payments of the tax for the first six months of 2002 had incorrectly calculated the amount of expenses for state social insurance. By decision of the court of first instance dated January
          22, 2003, the Inspectorate's unpaid tax claim and penalty were declared invalid as contradicting tax law. On appeal, on June 17, 2003, the Federal Arbitrazh Court of the District of Moscow upheld the decision of the court of first instance and dismissed the appeal filed by the Inspectorate.

     - In December 2002, Rostelecom filed a claim against Sberbank, JSC Saules Bank (Latvia) and its successor, Rietumu Bank), JSC Lateco Bank (Latvia) and JSC Elmex LLC (USA) for a loss of RUR 29,580,871 due to banking operation procedures in relation to a payment order dated August 2, 1999, and the removal by a third party of cash from
          Rostelecom's settlement account under that payment order. The Arbitrazh Court of the City of Moscow on September 23, 2003 ruled against Rostelecom and Rostelecom's subsequent appeal was rejected by the appellate court.

     - In February 2003, Rostelecom filed a claim against the Russian Defense Ministry in relation to the Russian Defense Ministry's debt to Rostelecom in the amount of RUR 32,822,803.56 and interest of RUR 12,485,622.71. The debt was due to the Russian Defense Ministry's failure to pay for tonal frequency channels provided by the Company under an agreement of March 24, 2000. The Arbitrazh Court of Moscow by its decision of June 2, 2003 upheld an amended claim by Rostelecom in the amount of RUR 32,822,803.56 of principal and RUR 12,783,859.27 of interest. In accordance with the court's decision the principal amount was paid by the Russian Defense Ministry, but the Federal Arbitrazh Court of the District of Moscow ruled, on the basis of a decision by the High Arbitrazh Court, against Rostelecom in relation to its claim for interest and sent the case to the first instance for a new trial. After a retrial and related court hearings in 2004, the court of first instance awarded Rostelecom a total amount of RUR 6,391,929.63 (half the value of the initial claim).

     - In July 2003, the Company filed the claim against the Russian Defense Ministry in the Arbitrazh Court of the City of Moscow for the recovery of a debt for communication services provided by the Company in the amount of RUR 194,888,838.65, including RUR 166,218,501.6 of principal and RUR 28,670,337.06 of interest. Upon the payment by the Russian Defense Ministry of RUR 109,732,890, the value of the claim was reduced to RUR 56,485,611.59 of principal and RUR 32,615,613.91 of interest. On September 11, 2003 the claim by the Company for RUR 56,485,611.59 of principal was upheld, and the claim for interest was dismissed. Rostelecom was paid RUR 56,485,611.59 by the Specialized Branch of the Federal Treasury for the City of Moscow with the Ministry of Finance of the Russian Federation on March 31, 2004.

     - In October 2003, the Company filed the claim against the Inspectorate in the Arbitrazh Court of the City of Moscow for a tax claim up to RUR 2,488 million of additional taxes, including fines and penalties payable by Rostelecom, to be declared invalid. On January 12, 2004, the court ruled that the tax claim (except for an insignificant amount) was invalid. The Arbitrazh Court's decision was upheld on appeal on March 29, 2004. On June 7, 2004, a further appeal was filed by the Inspectorate, and as of June 30, 2004, the date for the hearing has not been set yet.

     - In December 2003, Rostelecom filed a claim against the Russian Defense Ministry in the Arbitrazh Court of the City of Moscow for the recovery of a debt for communications services provided by the Company in the amount of RUR 73,811,788.75 under a state contract, dated February 4, 2003. On February 2, 2004, the claim of the Company was upheld for the full amount by the court and a writ of execution was issued to commence execution proceedings.

     - In February 2004, Rostelecom filed a claim against the Russian Defense Ministry in the Arbitrazh Court of the City of Moscow for the recovery of a debt for communications services provided by the Company in the amount of RUR 57,069,824.32 under a state contract, dated February 4, 2003. Due to partial payment of RUR 42,691,241.30 by the Russian Defense Ministry, the amount of the claim was decreased to RUR 14,378,583.02. On April 13, 2004, the claim of the Company was upheld in full by the court.

As of June 30, 2004, there have been no court proceedings involving a member of the Board of Directors, or a member of the Management Board of the Company, or an affiliate of the Company acting as an opposing party to the Company or its subsidiaries.


Policy on Dividend Distribution

In accordance with the amendments to the Joint Stock Companies Law, which entered into force on November 16, 2002, dividends on Ordinary Shares may be paid on a quarterly basis. Pursuant to its Charter, the Company may pay the dividends on an annual basis (although the relevant provisions of the JSC Law prevail). Annual dividends are proposed by the Board of Directors of Rostelecom, based on the Company's year-end statutory accounting reports prepared in accordance with Russian accounting regulations, and are approved by an annual GSM which is usually convened by the Board of Directors during the second quarter of each year. The right to receive dividends is attributable only to shareholders included in the register of shareholders as of the record date, which is May 11, 2004 for dividends in respect of 2003.

Under Russian law, dividends payable to shareholders may not exceed the amount proposed by the Board of Directors. The decision on payment of dividends, as well as the amount and form of the dividend payable, is adopted by the GSM. See also Item 10.B. - "Memorandum and Articles of Association."

Dividends payable on Preferred Shares are fixed by Rostelecom's Charter in the amount of 10% of Rostelecom's net profits, based on its year-end statutory accounting reports, divided by the total number of Preferred Shares. Rostelecom may not pay dividends on Ordinary Shares unless dividends on Preferred Shares are paid in full. Furthermore, in the event the amount of dividends paid per Ordinary Share exceeds dividends payable per Preferred Share, the GSM should increase the amount of dividends per Preferred Share up to the amount of dividends per Ordinary Share.

As a general rule, Preferred Shares carry no voting rights except on resolutions regarding the liquidation or reorganization of the Company and amendments to the Charter of Rostelecom in a manner which adversely affects the rights of the holders of Preferred Shares, including changes in dividends payable and the issuance of additional Preferred Shares. Such resolutions require three fourths approval of all shareholders including the owners of Preferred Shares.

The Preferred Shares have no rights of redemption or conversion. Owners of Preferred Shares also have the right to participate in the GSM and vote on all issues within the competence of such meetings, beginning with the meeting following the GSM at which the decision not to pay, or to make partial payment only, in respect of dividends on Preferred Shares was made. See also Item 10.B.
- "Memorandum and Articles of Association."


8.B. Significant Changes

In 2003, Rostelecom completed a series of transactions through which it divested its remaining interest in its former consolidated subsidiary RTC-Leasing, a provider of financial leasing services to Russian companies involved in the telecommunications industry. From 1998 to 2001, Rostelecom leased most of its telecommunications infrastructure from RTC-Leasing pursuant to various leasing agreements in order to take advantage of favorable Russian tax treatment. From the beginning of 2001, Rostelecom began to purchase, rather than lease, its telecommunications equipment from third parties, reducing the importance of Rostelecom's relationship with RTC-Leasing. In addition, RTC-Leasing became less strategically important to Rostelecom as it was able to secure financing on more favorable terms from third party sources, while Rostelecom maintained its guarantee of the majority of RTC-Leasing's debt to third parties, all of which contributed to Rostelecom's relationship with RTC-Leasing becoming less economically viable. As a result, in September 2001, Rostelecom offered a number of strategic investors interests in RTC-Leasing to finance the diversification of RTC-Leasing's business and the expansion of its client base with a view to making RTC-Leasing a more profitable business. In May 2003, in light of RTC-Leasing's business development, Rostelecom agreed with RTC-Leasing's other shareholders to restructure its obligations to RTC-Leasing and sell its interest in RTC-Leasing to a third party. On October 24 and 27, 2003, Rostelecom sold its interest of 27.06% in RTC-Leasing for RUR 740 million to Raiffeisenbank, acting as a broker for an undisclosed third party purchaser.

On October 2, 2003, Rostelecom paid RUR 302.85 million to RTC-Leasing in settlement of a portion of its lease obligations to RTC-Leasing in the form of promissory notes previously issued to Rostelecom by RTC-Leasing. On October 2, 2003 and December 26, 2003, Rostelecom and RTC-Leasing entered into a series of amended leasing agreements which amended the repayment terms of existing lease agreements with RTC-Leasing such that Rostelecom became obligated to pay RTC-Leasing RUR 3,140.4 million (VAT exclusive) on January 28, 2004 and RUR 1,958.5 million (VAT exclusive) on January 30, 2034. The amended lease agreements also specified that title to the property leased by Rostelecom under the existing RTC-Leasing lease agreements would be transferred to Rostelecom upon the termination of Rostelecom's obligations under the existing lease agreements.

On January 30, 2004, Rostelecom and RTC-Leasing agreed to replace Rostelecom's obligations under the lease agreements valued at RUR 1,958.5 million due on January 30, 2034 with a loan payable by Rostelecom to RTC-Leasing with a value of RUR 1,958.5 million (plus VAT at 18%) due in 2038 with interest of 0.1% per annum, and RTC-Leasing transferred to Rostelecom the title to the leased property. On the terms of certain assignments between RTC-Leasing and Westelcom dated February 12, 2004, RTC-Leasing transferred to Westelcom, a wholly owned subsidiary of Rostelecom, its rights to Rostelecom's outstanding debt of RUR 1,958.5 million due 2038 for consideration of RUR 368 million. As of June 30, 2004, the Group had no indebtedness to RTC-Leasing and held title to the telecommunications equipment previously leased to it by RTC-Leasing.

On February 23, 2004, the Company and ING BHF-bank AG entered into a credit agreement to finance the Novosibirsk-Khabarovsk-Chinese border FOL project. The loan was guaranteed by Hermes, a German export credit agency. The principal amount of the loan is EUR 6,838,774.73 and the interest rate is 6 month
EURIBOR+0.875% per annum. The loan is scheduled to be repaid in 10 equal semi-annual installments over five years.

On March 26, 2004, the Company and the Japanese Bank for International Cooperation ("JBIC") entered into a loan agreement to finance the purchase of equipment for the reconstruction of the Tyumen-Surgut microwave line. JBIC provided Tranche A of the loan with a value of U.S.$ 1,597,495.95 and Sumitomo Mitsui Banking Corporation, a Japanese commercial bank, provided Tranche B of the loan with a value of U.S.$ 1,064,997.30. The Tranche A interest rate is fixed at 4.67% per annum and the Tranche B interest rate is six months' LIBOR.
The Tranche B of the loan is guaranteed by NEXI, a Japanese credit export agency. Repayment of principal is scheduled to occur every six months from April 7, 2005 to October 7, 2008.

On April 27, 2004, the Company and Westelcom entered into a substitution agreement in relation to BSFOCS. In accordance with the agreement Rostelecom paid Westelcom RUR 160 million.

On April 27, 2004, the Company and CJSC Westelcom entered into a substitution agreement in relation to the underwater Russia to Georgia FOL whereby Westelcom was replaced as a participant in such FOL by Rostelecom. In accordance with the agreement Rostelecom paid Westelcom RUR 134 million.

On June 26, 2004, the Company's annual GSM was held. A new Board of Directors was elected. The restated Regulations on the Board of Directors were approved. The amount of dividends for 2003 was determined as follows:

     - RUR 3.25301 per Preferred Share to be paid from July 15, 2004 through December 15, 2004 (total preferred dividends amount to 10 percent of net profit according to Russian Accounting Standards); and

     - RUR 0.87807 per Ordinary Share to be paid from July 15, 2004 through December 15, 2003 (total ordinary dividends amount to 8.1 percent of net profit according to Russian Accounting Standards).


Item 9. The Offer and Listing

Not applicable.


9.A. Listing Details

The table below shows the highest and lowest prices and the daily average trading volumes of turnover in U.S. dollars of Rostelecom's Ordinary Shares on the RTS for each fiscal year since 1998.

           Period             Highest price         Lowest price        Average volume
 ------------------------- --------------------- -------------------- -------------------
  1998         Annual              3.780                0.290              762,759
  1999         Annual              1.990                0.610              273,081
  2000         Annual              4.900                0.850              437,311
  2001         Annual              1.145                0.450              521,403
  2002         Annual              1.670                0.925              511,852
              Quarter 1            1.285                0.925              774,832
              Quarter 2            1.670                0.970              625,007
              Quarter 3            1.215                0.948              314,376
              Quarter 4            1.293                0.990              333,193
  2003         Annual              2.235                1.122              414,710
              Quarter 1            1.415                1.122              491,041
              Quarter 2            1.990                1.327              680,286
              Quarter 3            1.835                1.500              116,224

           Period              Highest price          Lowest price       Average volume
 ------------------------ --------------------- --------------------- ----------------
             Quarter 4             2.235                 1.720            371,291
  2004       January               2.310                 2.090            231,849
             February              2.405                 2.160            175,206
             March                 2.460                 2.290            154,357
             April                 2.650                 2.170            393,885
             May                   2.220                 1.930            295,240
             June (through         2.225                 1.955            195,881
             to June 30)


The table below shows the highest and lowest prices and the daily average trading volumes of turnover in U.S. dollars of Rostelecom's Ordinary Shares on MICEX for each fiscal year since 1998.

       Period                  Highest price       Lowest price       Average volume
------------------------- --------------------- ------------------ -------------------
  1998          Annual             3.800              0.281              124,787
  1999          Annual             2.004              0.638               71,332
  2000          Annual             4.827              0.840              563,532
  2001          Annual             1.148              0.452             1,768,179
  2002          Annual             1.684              0.906             4,565,243
              Quarter 1            1.290              0.906             4,441,817
              Quarter 2            1.684              0.977             5,508,252
              Quarter 3            1.230              0.956             3,675,046
              Quarter 4            1.299              0.972             4,636,859
  2003          Annual             2.244              1.107             11,889,805
              Quarter 1            1.413              1.107             6,551,081
              Quarter 2            2.027              1.307             11,896,507
              Quarter 3            1.846              1.453             8,129,495
              Quarter 4            2.244              1.684             20,982,137
  2004         January             2.320              2.048             19,961,620
               February            2.411              2.158             23,156,729
                March              2.464              2.260             22,776,102
                April              2.665              2.138             25,296,292
                 May               2.279              1.899             15,084,025
                June (through      2.232              1.952             11,460,625
                to June 30)


On July 11, 2003, Rostelecom's Ordinary Shares were listed on the St. Petersburg Stock Exchange. The table below shows the highest and lowest prices and the daily average trading volumes in U.S. dollars of Rostelecom's Ordinary Shares for each fiscal year since 2003.

      Period                 Highest price       Lowest price       Average volume
--------------------------- ----------------- ------------------ ---------------------
 2003       Quarter 3            1.496            1.894               100,354
            Quarter 4            1.713            2.234               124,126
 2004       January              2.123            2.312               154,017
            February             2.165            2.403               210,689
            March                2.268            2.457               119,439
            April                2.131            2.806               111,849
            May                  1.927            2.227                35,791
            June (through        2.226            1.964                24,529
            to June 30)


On February 17, 1998, Rostelecom was listed on the New York Stock Exchange. The table below shows the highest and lowest prices and the daily average trading volumes in U.S. dollars of the Company's ADS (quoted in accordance with the 1:6 ratio of ADR to ordinary shares) on the New York Stock Exchange for each fiscal year since 1998.

         Period                Highest price         Lowest price       Average volume
------------------------ ----------------------- -------------------- -------------------
  1998        Annual            23.060               1.506                188,078
  1999        Annual            11.750               3.690                130,486
  2000        Annual            27.440               4.880                189,785
  2001        Annual            6.860                2.720                 99,986
  2002        Annual            9.890                5.330                 80,132

      Period                  Highest price          Lowest price      Average volume
----------------------- ------------------------ -------------------- --------------
             Quarter 1         7.750                 5.330                63,920
             Quarter 2         9.890                 5.840               132,692
             Quarter 3         7.250                 5.700                79,082
             Quarter 4         7.950                 5.810                44,834
 2003          Annual          13.20                 6.590               636,255
             Quarter 1         8.450                 6.590               305,479
             Quarter 2         11.200                7.860               498,293
             Quarter 3         11.000                8.850               412,835
             Quarter 4         13.200                10.300             1,328,415
 2004        January           13.950                12.380             1,639,747
             February          14.430                12.920             1,147,645
             March             15.010                13.500             1,336,763
             April             15.920                12.710             2,337,792
             May               13.38                 11.00              1,251,182
             June (through     13.32                 11.93                788,332
             to June 30)


9.B. Plan of Distribution

Not applicable.


9.C. Markets

The Ordinary and Preferred Shares of Rostelecom are listed on the RTS, the MICEX and the Saint Petersburg Stock Exchange.

ADSs on the Ordinary Shares are listed on the NYSE, and are also traded on the London Stock Exchange, the Deutsche Bourse and other exchanges.


9.D. Selling Shareholders

Not applicable


9.E. Dilution

Not applicable


9.F. Expenses of the Issue

Not applicable


Item 10. Additional Information

10.A. Share Capital

Not applicable


10.B. Memorandum and Articles of Association

Described below are the material provisions of the Charter, with a summary of certain requirements of Russian legislation also applicable thereto.


Registering Authority; Company's Objects and Purposes

Rostelecom was registered with the Moscow Registration Chamber on September 23, 1993, under registration number 021.833.

In 2002, the Russian system for the registration of legal entities was changed. Federal Law No.129-FZ "On the State Registration of Legal Entities and Individual Entrepreneurs" dated August 8, 2001 (the "Registration Law"), which entered into force on July 1, 2002, stated that legal entities are required to be registered by a registration agency authorized by the Government of Russia and information concerning the establishment, reorganization and liquidation of legal entities must be entered in the State register. The Registration Law also required legal entities established prior to July 1, 2002 to furnish, by the end of 2002, information specified in the Registration Law. Under its Resolution No. 319 dated May 17, 2002, the Government of Russia determined that the Ministry of Taxes and Collections would be the state authority to register legal entities. In compliance with the Registration Law, on September 9, 2002 Rostelecom obtained a Ministry of Taxes and Collections Certificate Series 77 No. 004891969 on registration in the Uniform State Register of Legal Entities, and the Company was allocated a state registration number of 1027700198767.

Pursuant to Article 3.1 of the Charter, the main objective of the Company's activities is to satisfy the demand of individuals, businesses, governmental bodies, other public agencies of the Russian Federation, and other consumers, for services of long-distance and international communications, radio and television broadcast and data transfer, and to earn a profit.


Directors' Powers

The powers of members of the Company's Board of Directors to borrow correlate with their powers to vote on a proposal, transaction or contract, in which they are a related party, in accordance with the provisions on related party transactions of the JSC Law and the Charter.

Pursuant to the JSC Law and the Charter, depending on the value of property involved or number of the Company's securities involved, a decision to enter into a related party transaction (being, generally, a transaction with senior managers of the Company or a person affiliated with the Company) must be adopted by the Company's Board of Directors or by its GSM. Since the number of shareholders holding voting shares in the Company is currently more than 1,000, decisions on the approval of related party transactions are typically adopted by the Board of Directors of the Company by a majority of votes of disinterested directors (i.e. who do not have an interest in the transaction) or by a majority of votes of independent directors. According to JSC Law an independent director is one who does not hold, and whose close relatives do not hold, and have not held during the year preceding the adoption of the relevant decision, a position in any management or executive body of the Company, and who is not affiliated with the Company (except through the directorship).

If all members of the Board of Directors are deemed to be interested in the transaction and/or are not independent directors, the transaction is required to be approved by the GSM by a simple majority vote of shareholders.

A related party transaction should also be approved by the GSM by a simple majority vote of shareholders that are not interested in the transaction if such transaction (or several interrelated transactions):

     (i) involves the Company's assets having a value of 2% or more of the total balance sheet value of the Company's assets shown in its accounting reports as of the latest reporting date; or

     (ii) constitutes a subscription for or sale of the Company's shares amounting to more than 2% of the aggregate number of Ordinary Shares previously placed by the Company and the Ordinary Shares into which previously placed convertible securities may be converted; or

     (iii)constitutes a subscription for the Company's securities convertible into Ordinary Shares that amount to more than 2% of Ordinary Shares previously placed by the Company and the Ordinary Shares into which previously placed convertible securities may be converted.

Pursuant to the Charter, the Board of Directors is able to make recommendations pertaining to the compensation of members of the Audit Commission within the limits set by the Regulations on the Audit Commission and can give direction on the performance-related remuneration of the General Director pursuant to an agreement between the General Director and the Company. In accordance with the Charter, the Management Board determines each Management Board Member's quarterly  compensation  upon the  proposal of the  Chairman  of the  Management
Board.

Pursuant to the Charter, the members of the Board of Directors are elected annually by the GSM. The Charter provides that members of the Board of Directors are elected by cumulative vote, as provided for in the Regulations on the General Shareholders' Meeting and the Regulations on the Board of Directors (the "Board Regulations"). The GSM of the Company is entitled to adopt a resolution on the early termination of powers of the members of the Board of Directors, provided that such resolution may be taken only with regard to all members of the Board of Directors simultaneously. While there is no any age limit set for the retirement of directors, each member of the Board of Directors may at any time resign voluntarily with a written notice to all other members of the Board of Directors and to the Company. In such event, the authority of the remaining members of the Board of Directors of the Company will not terminate. However, in the event that the membership of the Board of Directors falls below the half of its initial membership, the Board of Directors must adopt a decision to convene an extraordinary GSM to elect the new Board of Directors.

Pursuant to the Charter, any issues concerning the legal status of the Company's Board of Directors that are not covered by the Charter shall be governed by the Board Regulations adopted by the GSM by a simple majority of votes of shareholders participating in the meeting.


Rights Attaching to the Company's Shares

Pursuant to the Charter, the Company's charter capital is comprised of 728,696,320 Ordinary Shares and 242,831,469 Preferred Shares (issued and placed). All shares of the Company have an equal nominal value of 0.0025 rubles. Shares of each category (Ordinary Shares and Preferred Shares) grant equal rights to the holders of shares of the respective category.

Ordinary Shares of the Company, except for treasury shares, grant to the holders thereof the following principal rights, which generally distinguish them from Preferred Shares:

     (i) to vote on all issues within the competence of the GSM, save for the limitations on voting on certain matters provided by the JSC Law;

     (ii) if holding, alone or together with other shareholders, 10% or more of the voting shares of the Company, demand that an extraordinary GSM be convened; and

     (iii)to demand redemption by the Company of their shares under certain circumstances.

Preferred Shares of the Company generally confer on their holders the following principal rights:

     (i) to receive a fixed dividend, except in certain cases envisaged by the JSC Law and the Charter; and

     (ii) to enjoy preference over Ordinary Shares in any distribution of profits and any proceeds from the Company's liquidation. Generally, Preferred Shares of the Company do not vest their holders with any voting rights.

Pursuant to the JSC Law, dividends may be declared on a quarterly basis. Although the Company's Charter currently provides that the Company may declare dividends only once a year, relevant provisions of the JSC Law prevail over those of the Charter. Dividends payable on Preferred Shares are fixed by the Charter in the amount of 10% of Rostelecom's net profits, calculated in accordance with Russian Accounting Standards, divided by the total number of Preferred Shares. Furthermore, in the event the amount of dividends paid per Ordinary Share exceeds dividends payable per Preferred Share, the GSM of Rostelecom should increase the amount of dividends per Preferred Share up to the amount of dividends per Ordinary Share. No dividends are paid on treasury shares.

While there are no limits on admission of shareholders to GSMs, in accordance with the Charter, only holders of Ordinary Shares of the Company have the right to vote on any matter within the competence of the meeting. Preferred Shares of the Company confer no voting rights unless the Charter and the JSC Law provide otherwise. Holders of Preferred Shares are entitled to vote on:

     (i) the adoption of amendments to the Charter that would adversely affect their rights as preferred shareholders, including the issuance of any other type of preferred shares that would enjoy a priority in right of payment of dividend and/or a preference in respect of liquidation value over the Preferred Shares; or

     (ii) the reorganization or liquidation of the Company.

They may also vote at GSMs following the shareholders' meeting at which a decision was adopted not to pay dividends on Preferred Shares or to pay them only in part. Such right to vote continues until the dividends to which the holders of Preferred Shares are entitled are paid in full.

The holders of both Ordinary Shares and Preferred Shares of the Company may:

     (i) freely dispose of their shares without any approval from other shareholders;

     (ii) participate in the distribution of the Company's net profits (as reported under statutory accounting rules) in the form of dividends and in the distribution of the Company's assets in the event of liquidation;

     (iii)enjoy the right of first refusal in respect of additional shares being placed by the Company through an open subscription and, in certain circumstances, by way of a closed subscription; and

     (iv) freely access the Company's documents and receive copies thereof for a reasonable charge.

The Company's shareholders may also exercise other rights provided by Russian law and the Charter.

The Charter does not provide for any distribution of the profits of the Company other than in the form of dividends. The Charter provides, however, that each shareholder of the Company may receive a pro-rata portion of the assets upon liquidation of the Company after the settlement of all the of the Company's outstanding debts (including payment of all outstanding taxes and salaries). In the event that the assets of the Company are insufficient to pay the accrued but unpaid dividends and the liquidation value of the Preferred Shares to all holders thereof, the property shall be distributed among holders of Preferred Shares in proportion to the number of shares held by them.

The assets remaining after the creditors' claims have been satisfied are distributed, in the order of priority, to pay:

     (i)  declared but unpaid dividends on the Preferred Shares;

     (ii) the nominal value of the Preferred Shares to their respective holders (which will be the liquidation value of Preferred Shares).

The remaining assets are to be distributed among the holders of Preferred Shares and holders of Ordinary Shares in proportion to their shareholdings in the total number of shares placed by the Company, adjusted for the previously paid nominal value of the Preferred Shares.

According to the JSC Law and the Charter, holders of voting shares have the right to demand that the Company redeem all or part of their shares in the event that the GSM adopts a decision on certain issues and the relevant shareholder voted against or did not participate in voting on such decision. Such issues include a decision to reorganize the Company, to make amendments to the Charter which limit such shareholder's rights, or to enter into major transactions that have not been approved by a decision of the Board of Directors of the Company.

Pursuant to the JSC Law and the Charter, the Company may buy back its own placed shares. If the Company buys back its shares based on a decision of the GSM to decrease the Company's charter capital, such shares shall be cancelled immediately upon their buy back. If the Company wishes to buy back its shares but does not intend to decrease its charter capital, it may do so upon a decision of the Board of Directors provided that such decision may be adopted only if shares constituting at least 90% of the existing charter capital remain in circulation. Shares that were bought back but not cancelled immediately must be sold by the Company within one year at their market value. Otherwise, the GSM will have to adopt a decision to reduce the charter capital by way of cancellation of the relevant shares.

The JSC Law requires the Company to create and maintain a permanent reserve fund to be used solely to cover the Company's losses and redeem the Company's shares in cases when other funds are not available. The Charter provides for a reserve fund in the amount of 15% of the Company's charter capital, funded through mandatory annual transfers of at least 5% of the Company's net profits (as reported under statutory accounting rules) until the reserve fund has reached the required 15%.

The provisions of the Charter governing the rights of holders of the Company's shares do not provide for any actions necessary to modify the rights of the Company's shareholders, as compared to the requirements provided by Russian law.

General Shareholders' Meeting

The Company holds an annual GSM and extraordinary GSMs pursuant to the Charter and the Regulations on General Shareholders' Meetings.

The authority of the GSM of the Company is set forth in the JSC Law and the Charter.

At the annual GSM, shareholders must decide on the election of directors, election and confirmation of members of the Company's Audit Commission and approval of the Company's external auditor. Shareholders must also consider the annual report and financial statements for the previous fiscal year submitted by the Board of Directors.

The date of the annual GSM is determined by the Board of Directors so that such date is not earlier than four months and not later than six months following the end of the previous fiscal year of the Company. An extraordinary GSM may be convened by decision of the Board of Directors adopted by a simple majority of its members present at the meeting. Such decision can be taken (i) at the initiative of the Board of Directors or (ii) upon the request of the Audit Commission, the Company's auditor or the holder(s) in the aggregate of not less than 10% of the Company's voting shares as of the date such request is made. Such requests shall be made in the manner and within time periods provided for in the Regulations on the General Shareholders Meetings. Such extraordinary GSM should be held not later than forty days following the day when the request was made by the said persons. However, if the proposed agenda includes the election of the Board of Directors of the Company, such extraordinary GSM should be held within seventy days following the day on which the request was made.

Under the Charter, the list of persons entitled to participate in the GSM includes (i) holders of fully paid Ordinary Shares of the Company or (ii) holders of fully paid Preferred Shares of the Company (in the event there is a particular item in the meeting's agenda on which the Preferred Shares are entitled to vote or if holders of Preferred Shares became entitled to vote on all issues within the competence of the GSM due to a decision not to pay dividends or to pay only a part of dividends on Preferred Shares).

The list of persons entitled to participate in the GSM is compiled on the basis of the shareholders register of the Company. The record date is to established by the Board of Directors and may neither fall earlier than the date of the adoption of a decision on holding the GSM by the Board of Directors, nor may it be more than fifty days prior to the date of the GSM to be called. However, if the proposed agenda includes the election of the Board of Directors of the Company, such list should be prepared as of the date no more than sixty five days prior to the date of the GSM. Where the proposed agenda includes issues that are to be voted by different composition of shareholders, the list of shareholders entitled to take part in such general shareholders meeting should be prepared as of the date at least forty five days prior to the date of the GSM.

All shareholders of the Company entitled to participate in the GSM must be notified of such meeting not less than thirty days prior to the date of the GSM. If the agenda includes the election of the Company's Board of Directors such notification should be made to the shareholders at least fifty days prior to the date of the GSM.

The Company is required to grant to its shareholders access to information, including the Company's annual report, audited financial statements (balance sheet and profits and loss statement) and auditor's report, information on candidates to the Board of Directors, and any draft amendments or modifications to the Company's Charter, in advance of the GSM.

Shareholders may participate in the GSM either in person or by proxy.


Limitations on the Right to Own Securities

Neither Russian law nor the Charter provide for any limitations or specific requirements with respect to foreign shareholders of the Company, including their rights to vote the Company's shares.


Anti Take-Over Provisions

Acquisition of more than 20% of shares in a Russian joint stock company, including the Company, is regulated by Russian anti-monopoly legislation.

The JSC Law imposes certain requirements on a person who individually or together with its affiliates purchases 30% or more of Ordinary Shares in the Company.

A person intending to purchase such number of Ordinary Shares must notify the Company not earlier than ninety days and not later than thirty days before the date of purchase. After the purchase of the shares, the buyer is obliged to make an offer to all other shareholders of the Company to purchase their Ordinary Shares and securities convertible into Ordinary Shares. Such requirement applies only to the purchase of shares in joint stock companies having more than 1,000 shareholders, which is the case with respect to the Company. Under the JSC Law, a company's Charter or a decision of the GSM adopted by a simple majority of votes (excluding the buyer's and its affiliates' votes) may exempt the buyer from the obligation to offer to purchase the shares. The Charter does not provide for such exemption.

Further, the same requirements apply for the purchase of every 5% of Ordinary Shares over 30% of the Company's Ordinary Shares, already held by the buyer and its affiliates.

The buyer who purchased shares in violation of the JSC Law may vote at the GSM only with those shares that it acquired in compliance with the JSC Law.

Pursuant to the JSC Law and the Charter, a decision on the reorganization or liquidation of the Company must be approved by 75% of votes of the holders of both Ordinary Shares and Preferred Shares participating in the relevant GSM.


Ownership Disclosure

Pursuant to Russian securities legislation, the Company is required to disclose in its quarterly reports to the FSFM information on its shareholders owning 5% or more of its Ordinary Shares or charter capital. In addition, the Company is required to disclose within one day the fact of appearance of a person (i) owning more than 25% percent of the Ordinary Shares or Preferred Shares in the shareholders register; (ii) owning more than 5% percent of the Ordinary Shares in the shareholders register.

Pursuant to Russian securities legislation, a person that has acquired 20% or more of shares or other issue securities of a Russian joint stock company, such as the Company, should report such acquisition to the FSFM not later than five days after the date of acquisition. The FSFM may also require that information on such acquisition be published in a separate publication.


Charter Capital

The amount of charter capital of the Company significantly exceeds the minimum requirement established by the laws of the Russian Federation for open joint stock companies. In the event that the Company adopts a decision to decrease its charter capital in accordance with the JSC Law, its General Director must notify all creditors of the Company of such decrease. The state registration of the relevant amendments to the Company's Charter, which would be necessary for decreasing the Charter capital, would be carried out only upon confirmation that such notification to the creditors has been made.


Item 10.C.  Material Contracts

The following summarizes the Company's material contracts, other than contracts entered into in the ordinary course of business, for the two years prior to the date of filing this annual report. Since the following is only a summary, you should read carefully each of the material contracts which are filed as exhibits to this Annual Report.


Agreements regarding Rostelecom's interest in Golden Telecom, Inc

Purchase Agreement and Subscription Agreement

On March 29, 2002, Rostelecom's Board of Directors decided to terminate the Company's participation in Limited Liability Company EDN Sovintel ("Sovintel"), a Russian company engaged in providing integrated telecommunications and Internet services. The Company sold its interest in Sovintel's charter capital by way of a Sale and Purchase Agreement among the Company and SFMT-CIS, Inc., a US subsidiary of Golden Telecom, and LLC Teleross, a Russian subsidiary of Golden Telecom which is a US company engaged in providing integrated telecommunications and Internet services in Russia. In exchange for its 50% interest in Sovintel's charter capital, Rostelecom received 15% of Golden Telecom's shares, U.S.$ 10 million in cash and U.S.$ 46 million in non-interest bearing promissory notes issued by LLC Teleross payable 90 days after the date of transfer of shares. These promissory notes were guaranteed by Golden Telecom and were paid in full on the expiration date. In addition, Rostelecom became a party to (i) the Shareholders Agreement and

Standstill Agreement between Golden Telecom and its shareholders, being Rostelecom, Alfa Telecom Limited ("Alfa Telecom"), a British Virgin Islands company, Capital International Global Emerging Markets Private Equity Fund, L.P. ("Capital International"), a Delaware limited partnership, Cavendish Nominees Limited ("Cavendish"), a limited liability company organized under the laws of Guernsey, and First NIS Regional Fund SICAV ("First NIS"), a private institutional fund registered under the laws of Luxembourg, and (ii) the Registration Rights Agreement, made between Rostelecom and Golden Telecom. The transaction was reflected in the financial statements of the Company for the year 2002. The sale of the Company's stake in EDN Sovintel and acquisition of shares of Golden Telecom was completed on September 5, 2002. The proceeds from the sale of the 50% interest in Sovintel were used by the Company to reduce its external indebtedness.


Shareholders Agreement

The Shareholders Agreement was signed on September 5, 2002 for a term of three years. The Shareholders Agreement provides that: (i) any shareholder whose interest is reduced to less than 1.5% of placed common shares shall cease to be a party to the Shareholders Agreement; (ii) in the event Alfa Telecom, the biggest shareholder, transfers shares to any third parties and, as a result of such transfer, such third parties hold at least one-third of Golden Telecom's issued and outstanding shares, the other shareholders who are party to the Shareholders Agreement will acquire rights to sell to such third parties, a pro rated portion of their shares at the same price and on the same terms as those governing the sale of Alfa Telecom's shares to such third parties; (iii) the Board of Directors will consist of nine members nominated by the major shareholders in accordance with their proportional interests. Rostelecom may appoint two nominees to the Board of Directors, one of whom is required to be an independent Director with financial expertise; (iv) if Rostelecom's interest in Golden Telecom falls below 10%, then the number of Rostelecom-appointed directors will be reduced to one; and (v) in relation to the Directors' approval of a transaction or a series of interrelated transactions directly or indirectly connected with property with a value in excess of 5% of the aggregate consolidated value of the assets of Golden Telecom and its subsidiaries, any two directors of the company have the right to postpone such approval for 45 days and to engage an independent consultant to examine the merit of such transactions for Golden Telecom.


Standstill Agreement

The Standstill Agreement was signed on September 5, 2002 for a term of three years. Pursuant to the Standstill Agreement, Rostelecom, Alfa Telecom, CIG, Cavendish and First NIS Fund agreed, among other things, not to: (i) engage in "business combinations" with Golden Telecom (which has the meaning set out in Section 203 of the Delaware General Corporation Law); (ii) acquire shares of voting stock of Golden Telecom in excess of certain levels specified in the Standstill Agreement, and (iii) engage in proxy contests in respect of shares of voting stock of Golden Telecom in each case for a period of two years following the date of the Standstill Agreement. In addition, the Standstill Agreement grants to each of Rostelecom, Alfa Telecom, CIG, Cavendish and First NIS Fund a limited pre-emptive right to acquire a pro rated share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the duration of the Standstill Agreement. Such right will expire: (i) by the mutual agreement of the parties to the Standstill Agreement; (ii) by the voluntary or involuntary filing of a petition for bankruptcy by or against Golden Telecom;
(iii) on an event of insolvency affecting Golden Telecom or the appointment of a receiver of Golden Telecom, or (iv) on September 5, 2004.


Registration Rights Agreement

The Registration Rights Agreement was signed on September 5, 2002. The Registration Rights Agreement provides that: (i) Golden Telecom is required to register, at its own cost and expense and at the request of Rostelecom, a block of Rostelecom's shares in Golden Telecom for the purposes of public placement in the United States. Rostelecom is entitled to two registrations "on demand," each in relation to a minimum of 1,000,000 shares, and (ii) Rostelecom will be granted an additional registration of its shares in Golden Telecom if Golden Telecom registers, in its name, authorized but unissued common shares in order to raise capital or Golden Telecom registers issued but unregistered common shares on instructions from other shareholders.

Restated Shareholders Agreement, Standstill Agreement and Registration Rights Agreement

On August 19, 2003, Nye Telenor East Invest AS (Norway) ("Telenor"), SFMT-CIS, Inc. and Golden Telecom entered into a Stock Swap Agreement whereby (i) SFMT-CIS, Inc. acquired from Telenor a 100% interest in Comincom which, in turn, holds a 100% interest in Combellga and (ii) Golden Telecom issued shares in favor of Telenor constituting approximately 19.5% of Golden Telecom's charter capital. One of the conditions to the closing of the Share Exchange Agreement was the execution of a restated Shareholders Agreement, Standstill Agreement and Registration Rights Agreement.

On August 19, 2003, Telenor as a new shareholder, Golden Telecom, Rostelecom, Alfa Telecom, Capital International, Cavendish and First NIS executed a restated Shareholders Agreement, Standstill Agreement and Registration Rights Agreement. The restated versions of these agreements preserve the legal status of Rostelecom as a major shareholder of Golden Telecom as specified in the Shareholders Agreement, the Standstill Agreement and the Registration Rights Agreement, each dated September 5, 2002. The restated versions of the agreements were approved by the Rostelecom Board of Directors on September 16, 2003 and came into force on December 1, 2003.


Restated Shareholders Agreement

The restated Shareholders Agreement was entered into by the shareholders of Golden Telecom for an indefinite term. The restated Shareholders Agreement makes certain amendments and additions to the original Shareholders Agreement which, among others, include: (i) any shareholder whose interest falls below 3% of Golden Telecom's issued and placed shares shall cease to be a party to the restated Shareholders Agreement; (ii) the restated Shareholders Agreement shall cease to apply in the event a shareholder acquires an interest of greater than 50% of Golden Telecom's charter capital; (iii) the Board of Directors shall consist of ten members. The number of Directors may be increased at any time by the Board of Directors; (iv) if Rostelecom's interest falls below 10%, the number of Rostelecom-appointed directors is to be reduced in accordance with the terms of the restated Shareholders Agreement. For two years following the entry into force of the restated Shareholders Agreement, Rostelecom retains the right to appoint two directors provided Rostelecom's interest in Golden Telecom's charter capital equals at least 10%; (v) the sale of a 10% interest in Golden Telecom by a shareholder to a third party is subject to the preemption rights of other shareholders holding at least a 10% interest in Golden Telecom; (vi) no shareholder may acquire a 50% or greater interest in Golden Telecom unless such acquisition is by way of a tender offer to other shareholders.


Restated Standstill Agreement

The restated Standstill Agreement did not materially change the terms of the Standstill Agreement. The provisions designed to preserve the level of shareholders' current interests in Golden Telecom were incorporated into the restated Shareholders Agreement rather than the restated Standstill Agreement.


Restated Registration Rights Agreement

The restated Registration Rights Agreement did not materially change the terms of the Registration Rights Agreement. The minimum number of shares that Golden Telecom is required to register at the request of Rostelecom was reduced from 1,000,000 to 500,000.

For details please refer to the restated Shareholders Agreement, the restated Registration Rights Agreement and the restated Standstill Agreement filed as exhibits to this Annual Report.


Agreements regarding interest in RTC-Leasing

Consortium Agreement

On September 3, 2001, a tripartite agreement (the "Consortium Agreement") was executed among Rostelecom and Rostelecom-Garantia, which collectively held a 100% interest in RTC-Leasing as of September 3, 2001 (together, the "Initial Shareholders"), CJSC CB Severo-Zapadny (North-West) Telecombank, NP TSIPRT, CJSC CB Russian Industrial Bank, CJSC Gamma-Invest and CJSC KFP-Finance (together, the "Consortium") and RTC-Leasing. The primary goal of the Consortium Agreement was to increase the market value of the shares of RTC-Leasing.

Under the Consortium Agreement, the Consortium undertook, among other things:

     - within three years of the date of the Consortium Agreement, to procure for RTC-Leasing new clients contributing not less than U.S.$ 330 million under lease agreements;

     - within three years of the date of the Consortium Agreement, to provide RTC-Leasing with financing, on market terms, sufficient to acquire assets necessary to meet the demands of the new clients; and

     - within three years of the date of the Consortium Agreement, to provide RTC-Leasing with access to the leasing market for regional telecommunications companies. Such obligation would be fulfilled in the event that RTC-Leasing entered into a cooperation agreement with Svyazinvest and entered into new leasing agreements with regional telecommunications companies with a collective value to RTC-Leasing of no less than U.S.$ 200 million.

Since 2001, Rostelecom has not used leasing to finance its acquisition of telecommunications equipment. The share of contracts with Rostelecom in the portfolio of RTC-Leasing decreased from almost 100% to approximately 60%.

At the same time, Rostelecom maintained control over RTC-Leasing through its ability to appoint a majority of its Directors including the Chairman of the Board of Directors of RTC-Leasing and the General Director of RTC-Leasing.

At the beginning of 2003, Rostelecom proposed a revision of the terms of the Consortium Agreement and formulated new, more specific objectives to be specified in the Supplement Agreement (as defined below).


Supplement Agreement

To define specific obligations of the Consortium, the parties re-negotiated the terms of the Consortium Agreement. In May 2003 (the "Signing Date"), the Initial Shareholders, the Consortium and RTC-Leasing signed a supplement to the Consortium Agreement (the "Supplement Agreement"), which obligated the Consortium to perform certain actions, which should result in:

     - Writing-off the Company's liabilities to RTC-Leasing in the amount of not less than RUR 1.8 billion within a 6 month period from the Signing Date;

     - Selling shares of RTC-Leasing owned by the Initial Shareholders to a third party for a total amount of not less than RUR 750 million within a 6 month period from the Signing Date; and

     - Canceling of all guarantees and pledges provided by Rostelecom in respect of loans payable by RTC-Leasing within a 12 month period from the Signing Date.

The Consortium Agreement provides that, in the event that the Consortium fails to duly fulfill any of its above undertakings, the Initial Shareholders will have the right to repurchase from the Consortium the additional shares placed with the Consortium at a nominal price.

The signing of the Supplement Agreement marked the second stage of the long-term development program of RTC-Leasing, through which Rostelecom aimed to improve the transparency of its business portfolio, reduce debt as well as reduce credit risks associated with the guarantees and pledges issued by Rostelecom to secure RTC-Leasing's external obligations, sell a non-core asset on favorable terms and receive a substantial amount of cash to be invested in Rostelecom's main business development.

The Consortium Agreement and the Supplement Agreement were filed as exhibits to the annual report on Form 20-F for 2002.


Stock Sale and Purchase Agreements

On October 24 and 27, 2003, Rostelecom, Rostelecom-Garantia and Raiffeisenbank, acting as a broker for an undisclosed third party purchaser, signed a number of stock sale and purchase agreements (the "Stock Sale and Purchase Agreements") in accordance with the terms of the Consortium and Supplement Agreements, given that the following pre-requisites set forth in the Consortium and Supplement Agreements had been fulfilled:

     - RTC-Leasing had satisfied in full its third-party obligations secured by Rostelecom's guarantees and pledges; and

     - Governing bodies of Rostelecom and RTC-Leasing had approved terms regarding the restructuring of Rostelecom's liabilities to RTC-Leasing, and the existing leasing agreements between the companies had been amended accordingly.

Pursuant   to  the  Stock   Sale  and   Purchase   Agreements   Rostelecom   and
Rostelecom-Garantiya sold their interests in RTC-Leasing, being 27.06% and 3.02% respectively, to Raiffeisenbank for RUR 790 million.

For details please refer to the Stock Sale and Purchase Agreements filed as exhibits to this Annual Report.


Restructuring of Rostelecom's Obligations to RTC-Leasing under the Lease Agreements

Termination Agreement

On October 2, 2003, Rostelecom and RTC-Leasing entered into a termination agreement relating to the termination of a number of Rostelecom's lease payment obligations with a value of RUR 302.85 million, which arose pursuant to a leasing agreement dated May 24, 1999 between Rostelecom and RTC-Leasing. Rostelecom, as consideration for the termination of such payments, delivered to RTC-Leasing promissory notes totaling RUR 302.85 million previously issued by RTC-Leasing to Rostelecom.


Amended Lease Agreements dated October 2, 2003

On October 2, 2003, Rostelecom and RTC-Leasing entered into forty-seven first amended agreements relating to the Lease Agreements. The terms of the Lease Agreements were amended so that:

     - a first payment totaling RUR 3,677 million under the Lease Agreements would be made by Rostelecom to RTC-Leasing on October 1, 2005;

     - a second payment totaling RUR 1,421.7 million under the Lease Agreements would be made by Rostelecom to RTC-Leasing on October 1, 2015.

The agreements also specified terms for the transfer of title to Rostelecom of the property leased by Rostelecom under the Lease Agreements. Title to the leased equipment would be transferred to Rostelecom in the event of:

     (i)  discharge by Rostelecom of its obligations under the Lease Agreements;
          or

     (ii) assignment by RTC-Leasing of its rights under the Lease Agreements to a third party, or

     (iii)termination of Rostelecom's obligations under the Lease Agreements on any other grounds.


Amended Lease Agreements dated December 26, 2003

On December 26, 2003, Rostelecom and RTC-Leasing entered into forty-seven second amended agreements relating to the Lease Agreements. The terms of the Lease Agreements were amended so that:

     -    a  first  payment   totaling  RUR  3,140.4  million  under  the  Lease
          Agreements would be made by Rostelecom to RTC-Leasing on January 28, 2004;

     - a second payment totaling RUR 1,958.5 million under the Lease Agreements would be made by Rostelecom to RTC-Leasing on January 30, 2034.

On January 28, 2004, Rostelecom paid RTC-Leasing RUR 3,140.4 million in accordance with the second amended Lease Agreements.


Novation Agreements

On January 29, 2004, Rostelecom and RTC-Leasing entered into the forty-seven Novation Agreements with respect to the Lease Agreements. Rostelecom's obligation to make the second payment pursuant to the second amended Lease Agreements on January 30, 2003 was substituted by Rostelecom's obligation, as a borrower under the Novation Agreements, to pay RUR 2,311 million (RUR 1,958.5 million plus VAT at 18%) plus interest of 0.1% per annum on June 30, 2038 to RTC-Leasing.

On January 30, 2003, following the termination of Rostelecom's obligations under the Lease Agreements, RTC-Leasing transferred to Rostelecom the title to the property leased by Rostelecom under the Lease Agreements.

Assignments

On February 12, 2004, RTC-Leasing and Westelcom, a 100% owned subsidiary of Rostelecom, entered into forty-seven Assignments whereby RTC-Leasing undertook to assign to Westelcom its rights under the Novation Agreements for consideration of RUR 368 million. Westelcom was required to pay such consideration within 30 business days of the assignment date. The Assignments were conditional upon Westelcom obtaining approval from the Russian anti-monopoly government authority. Such anti-monopoly approval was obtained on March 23, 2004. On March 24, 2004, RTC-Leasing assigned its rights under the Novation Agreements to Westelcom. Westelcom paid consideration of RUR 368 million to RTC-Leasing on April 29, 2004.

As of June 30, 2004, the Group had no indebtedness to RTC-Leasing.


Restructuring of Rostelecom's Obligations to Vnesheconombank

JPY 11,601 million (RUR 3,089 million) credit agreement, dated August 16, 1994, was entered into among Rostelecom, the Council of Ministers of the Government of the Russian Federation and Vnesheconombank (hereinafter, the "Debt Obligation"). The principal of the loan was repayable in equal annual instalments of JPY 2,105 million, with the final payment due not later than October 2001. The interest rate was 3% per annum. In 2000, a Russian Federation Government Resolution provided for the restructuring of the indebtedness to the Russian Federation Government administered by Vnesheconombank over a 10-year period at an interest rate of 3% per annum. In accordance with the provisions of the Federal Government Resolution, in 2001, the Group entered into negotiations with respect to restructuring this credit agreement on said terms. As the abovementioned decree did not specify the procedure of the debt restructuring, as of December 31, 2002 and 2001 the Group was technically in default with respect to the principal and interest on Debt Obligation.

As of December 31, 2002, Rostelecom's overdue indebtedness under the Debt Obligation was JPY 14,165 million, including JPY 11,601 million (RUR 3,089 million) of principal, JPY 45 million (RUR 12 million) of interest and JPY 2,519 million (RUR 667 million) of fees and penalties.

On May 12 2003, the Company's Board of Directors approved the restructuring of the Debt Obligation with OJSC Alfa Bank ("Alfa-Bank") to act as agent. In June 2003, Rostelecom, the Russian Government and Vnesheconombank agreed that Rostelecom would restructure the Debt Obligation pursuant to the terms of a Russian Government resolution adopted pursuant to the Federal Law "On the Federal Budget for the Year 2003" (the "Resolution"). Rostelecom agreed with Alfa-Bank to restructure the Debt Obligation, on the terms of an agency agreement dated June 2003 (the "Agency Agreement"). Rostelecom's obligations under the Debt Obligation would be terminated (except with regards to interest due on overdue payments) upon Alfa-Bank repaying the Debt Obligation by purchasing from its own funds, and transferring to the Russian Government, certain outstanding Russian Government securities or debts denominated in foreign currencies, as prescribed in the Resolution. Such transfer was made in June 2003 and the Russian Government confirmed the termination of Rostelecom's obligations under the Debt Obligation. In exchange for the termination of Rostelecom's obligations, Rostelecom issued promissory notes to Alfa-Bank for approximately U.S.$ 98.6 million at an interest rate of 5.94% per annum payable in six equal semi-annual installments, to be redeemed within 36 months of the date of the Agency Agreement. The Agency Agreement provides for the possibility of early redemption of the promissory notes by the Company at its sole discretion. Pursuant to the terms of the Agency Agreement, Rostelecom paid a fee to Alfa-Bank of U.S.$ 100,000. On September 16, 2003, pursuant to a Russian Government resolution, the Russian Government waived Rostelecom's obligation to repay interest on overdue amounts under the Debt Obligation because Rostelecom's obligations under the Debt Obligation had been satisfied. As of December 31, 2003, Rostelecom's overdue indebtedness under the Debt Obligation was nil. As of December 31, 2003, the total value of Rostelecom's outstanding promissory notes to Alfa-Bank equaled U.S.$ 81.9 million.


10.D.  Exchange Controls

Restrictions on Capital Imports and Exports

The Russian currency control regime has recently changed and is currently based on the Currency Control Law. Most of the Currency Control Law provisions entered into force on June 18, 2004. The Currency Control Law is generally aimed at liberalizing the currency control regime established by the previously effective Federal Law "On Currency Regulation and Currency Control", dated October 9, 1992.

Main principles of the currency control law

The Currency Control Law applies to foreign currency and ruble settlements between residents and non-residents and transfers of securities and equity interests, among other matters. While containing a number of provisions of direct application (including restrictions on certain currency operations), the Currency Control Law is mainly a framework law that establishes the scope within which the Russian Government and the Central Bank will introduce measures of currency regulation. Such measures may only be introduced with respect to certain regulated operations set forth in the Currency Control Law and only as specifically allowed by it.

Under the Currency Control Law, foreign currency payments between Russian residents and non-residents that are not regulated operations may be made freely. The same applies to foreign currency payments that qualify as regulated operations but have not yet been restricted. Furthermore, the Currency Control Law specifically prohibits the introduction of an individual currency permit requirement. The only limited exception is related to the opening of offshore accounts by Russian legal entities during a transitional period of one year from the effective date of the main provisions of the Currency Control Law.

The Currency Control Law, however, "grandfathered" individual currency permits granted prior to the entry of the Currency Control Law into force. Restrictions or prohibitions under the Currency Control Law will not apply to currency payments and non-repatriation authorized by such permits, provided that no changes are made to the terms based on which the initial permission was issued (including contracting parties, nature and amount of the currency operation, its terms, regime of an offshore account, etc.)


Regulated currency operations

Regulated currency operations that fall within the control of the Russian Government (in coordination with the Central Bank, as the case may be), generally include:

     (i) settlements in connection with the use of commercial credits in foreign trade (e.g. advance payments and grace periods in export and import operations and external trade in services) over a special term (180 days, 3 or 5 years); and

     (ii) acquisition of equity participations by residents from non-residents, and resident's contributions to foreign simple partnerships.

Payments within the scope of regulations issued by the Central Bank broadly include debt financing, securities and banking operations between Russian residents and non-residents.

The regulated operations must be carried out in accordance with the procedure to be established by the Government or the Central Bank, that may include:

     (i)  a requirement on residents or  non-residents to use a special account;
          and

     (ii) a mandatory reserve requirement.


Special Account

A special account is an account opened with an authorized Russian bank, a share registrar or depository, for settlements under certain regulated operations. The Currency Control Law leaves it for the Central Bank to define the regimes of special accounts for particular operations.


Mandatory reserve requirement

Under this requirement, Russian residents and, in certain cases, non-residents involved in the regulated operations may be required to deposit with an authorized Russian bank, a non-interest-bearing reserve of Rubles in an amount between 20% to 100% of the amount of payment (or value of the operation) for a period of up to 12 months, either in advance or in the course of the relevant operation.


Preliminary registration

The Currency Control Law introduces a preliminary registration requirement for certain types of currency operations. For instance, if a resident wishes to open an account in countries which are not members states of the Organization of Economic Cooperation and Development ("OECD") or the Financial Action Task Force on Money Laundering ("FATF"), then the resident must first register such account with the tax authorities at the place of that resident's location.


Securities

All securities are divided into internal and external securities. Internal securities include: (i) "mass-issue" securities registered in Russia and denominated in Rubles; and (ii) other securities issued in Russia and entitling their holders to receive payments in Rubles. All other types of securities are treated by the Currency Control Law as external securities.

Currently regulated operations with securities include: (i) operations with external securities, including settlements and payments relating to the transfer of external securities (or rights attached thereto); (ii) performance by residents of obligations under external securities; and (iii) operations relating to the acquisition by non-residents from residents (or vice versa) of internal securities, including settlements and payments relating to the transfer of internal securities (or rights attached thereto) or performance by residents of their obligations under internal securities.

The CBR may restrict the above operations by introducing: (i) a special account requirement and/or, with the consent of the Russian Government, (ii) mandatory reserve requirement.


Mandatory conversion

The Currency Control Law sets out the maximum portion of foreign currency proceeds that may be subject to mandatory conversion into rubles at 30% of total foreign currency proceeds (less permitted expenses and payments listed in the Currency Control Law). However, the recent March 2004 CBR Instruction No. 111-I has lowered this amount to 25%.


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

Pursuant to the Currency Control Law, the special account requirement may be applicable to transactions whereby foreign investors sell shares denominated in rubles such as the Common Shares of the Company underlying the ADSs, in favor of Russian residents. If a special account is used, the foreign investor may be obliged: (i) where securities are written off from the special account, creation of a reserve, for no more than 60 days, in the amount not exceeding 100 percent of the value of the securities to be written off from the account; or (ii) where the purchase price is deposited in the special account, creating the reserve, for no more than one year, in the amount not exceeding 20 percent of the cash so deposited.

Cash received from the sale of Russian shares may be converted into foreign currency via authorized banks without restriction. However, the ability of the depositary and other persons to convert rubles into foreign currency depends on the foreign currency availability in Russia's currency market. Although Russia has an exchange market where the ruble is converted into foreign currency, the future development of this market is uncertain. At present, the ruble is not convertible outside Russia. Also, there is no working market in Russia to hedge ruble investments.

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

10.E. Taxation

The following discussion summarizes certain material United States federal income and Russian income and withholding tax consequences to the beneficial owners arising from the ownership and disposal of ADSs or Ordinary Shares. The discussion which follows is based on (a) the United States Internal Revenue Code of 1986, as amended (the "Code"), the U.S. Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, (b) Russian tax law, and (c) the Tax Treaty, all as in effect and available on the date hereof, and is subject to any changes (possibly on a retroactive basis) in these or other laws occurring after such date. It is also based, in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to the Russian law is based on the Company's understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

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

In case of sale, exchange or other disposal of ADSs or Ordinary Shares outside a stock exchange the purchaser is required to withhold 20% of the purchase price (or 24% of the gain if the seller can confirm the cost basis of the security in accordance with Russian rules) if more than 50% of Rostelecom's assets consists of immovable property located in Russia. There is an uncertainty in the Russian law as to whether telecommunications lines, comprising a large part of Rostelecom assets, are considered to be immovable property, thus the risk of withholding exists. The mechanism for withholding of the tax and remittance of the tax withheld to the Russian tax authorities is not defined in case the payer of income is a Non-resident with no tax registration in Russia.

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


Taxation of Dividends

In accordance with the Russian tax legislation dividends on ADSs or Ordinary Shares of Russian companies paid to Non-residents generally will be subject to Russian withholding tax deducted at source by the payer of such dividends at a rate of 15% for Non-resident Entities and for Non-resident Individuals the rate of withholding tax may generally be 30%.

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

To claim the benefit of a reduced rate of withholding tax under applicable tax treaty, a Non-resident Entity normally should provide a certificate of tax residence confirming the eligibility for the treaty benefits, which must meet the requirements of Russian law. If such certificate has not been presented to the payer prior to the dividend payment date, the payer is required to withhold tax at the full rate for Non-resident Entities.

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


United States Federal Income Tax Considerations

The following is a description of the principal United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Ordinary Shares or ADSs by a holder thereof. This summary only applies to Ordinary Shares or ADSs held as capital assets and does not address, except as set forth below, aspects of U.S. federal income taxation applicable to holders that may be subject to special tax rules, such as:

     -    financial institutions,

     -    insurance companies,

     -    real estate investment trusts,

     -    regulated investment companies,

     -    grantor trusts,

     -    tax-exempt entities,

     -    dealers or traders in securities or currencies,

     - persons that received the Company's Ordinary Shares or ADSs as compensation for the performance of services,

     - holders that own (or are deemed to own) 10% or more (by voting power or value) of the Company's Ordinary Shares or ADSs,

     - persons that will hold the Company's Ordinary Shares or ADSs as part of a position in a straddle or as part of a hedging, or conversion transaction for U.S. federal income tax purposes, or

     -    persons that have a functional currency other than the U.S. dollar.

Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership or retirement of Ordinary Shares or ADSs.

This description is based:

     - on the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof; and

     - in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

     - The United States tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a "U.S. Holder" is a beneficial owner of Ordinary Shares or ADSs who for U.S. federal income tax purposes is

     -    a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust if such trust (1) validly elects to be treated as a United States person for U.S. federal income tax purposes or if (1) court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust;

     - Non-U.S. Holder is a beneficial owner of Ordinary Shares or ADSs that is not a U.S. Holder.

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


Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations", for United States federal income tax purposes, a U.S. holder will include in income the gross amount of any distribution made to such U.S. holder of cash or property, other than certain distributions, if any, of the Company's Ordinary Shares distributed pro rata to all Company's shareholders, including holders of ADSs, with respect to such U.S. Holder's Ordinary Shares or ADSs, before reduction for any Russian taxes withheld therefrom, as dividend income to the extent such distributions are paid out of the Company's current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under "Passive Foreign Investment Company Considerations", non-corporate U.S. Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2008. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "Passive Foreign Investment Company Considerations," to the extent, if any, that the amount of any distribution by the Company exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of such U.S. Holder's adjusted tax basis in Ordinary Shares or ADSs and thereafter as capital gain. The Company does not maintain calculations of its earnings and profits under United States federal income tax principles.

If the Company pays a dividend in Russian rubles, any such dividend will be included in a U.S. Holder's gross income in an amount equal to the United States dollar value of Russian rubles on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is received to the date such payment is converted into U.S. Dollars will be treated as ordinary income or loss to the U.S. Holder.

Dividends received by a U.S. Holder with respect to the Company's Ordinary Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. The 10% Russian withholding tax provided under the Tax Treaty (and 5% if a Non-resident holder is an entity treated as a body corporate for the U.S. tax purposes that owns at least 10% of the voting stock) generally will be treated as a foreign income tax, and subject to certain limitations, generally may be claimed as a credit against a U.S. Holder's United States federal income tax liability. In the event Russian tax is withheld at a 15% or 30% rate, a U.S. Holder may not be entitled to claim a credit for the excess of the amount withheld over the 10% rate provided in the Tax Treaty, since the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes.

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


Sale or Exchange of Ordinary Shares or ADSs

Subject to the discussion below under "Passive Foreign Investment Company" Considerations, a U.S. Holder generally will recognize gain or loss on the sale or exchange of the Ordinary Shares or ADSs equal to the difference between the amount realized on such sale or exchange and such U.S. Holder's adjusted tax basis in the Ordinary Shares or ADSs. Such gain or loss will be capital gain or loss. The maximum marginal United States federal income tax rate applicable to gain realized by a non-corporate U.S. Holder will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder's holding period for such Ordinary Shares or ADSs exceeds one year (i.e., such gain is long-term capital gain). Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

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

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such Ordinary Shares or ADSs unless:

     - such gain is effectively connected with the conduct of a trade or business in the United States; or

     - such Non-U.S. Holder is an individual and has been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Moreover, a corporate non-U.S. Holder may be subject, under certain circumstances, to an additional branch profits tax on any effectively connected gains at a 30% rate, or at a lower rate if the corporate non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive Foreign Investment Company Considerations

A Non-U.S. corporation will be classified as a "passive foreign investment company," (a "PFIC"), for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

     -    at least 75% of its gross income is "passive income"; or

     - at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income.

Passive  income  for  this  purpose  generally  includes  dividends,   interest,
royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of the Company's gross income and gross assets and the nature of the Company's business, the Company believes, and this description assumes, that it will not be classified as a PFIC for the Company's taxable year ending December 31, 2003. The status of the Company in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that it will not be considered a PFIC for any taxable year. If the Company were a PFIC, a U.S. Holder generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends received from such PFIC at the lower rates applicable to long-term capital gains (as discussed above under "Distributions")) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the U.S. Holder's Ordinary Shares or ADSs.

If the Company were a PFIC, a U.S. Holder could make a variety of elections that may alleviate certain of the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the Company's Ordinary Shares or ADSs. A U.S. Holder should consult its own tax advisor regarding the tax consequences that would arise if the Company were treated as a PFIC.


Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of Ordinary Shares or ADSs. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Ordinary Shares or ADSs made within the United States to a holder of Ordinary Shares or ADSs, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Ordinary Shares or ADSs made within the United States to a holder of Ordinary Shares or ADSs that is a United States person, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Payments within the United States of dividends and the proceeds from the sale or redemption of Ordinary Shares to a holder that is not a United States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payer and the payer does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding tax rate is 28% for years through 2010.

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


10.F. Dividends and Paying Agents

Not applicable.


10.G. Statement by Experts

Not applicable.


10.H. Documents on display

Rostelecom is subject to the informational requirements of the Exchange Act, and in accordance therewith files periodic reports and other information with the U.S. Securities and Exchange Commission (the "SEC").

These materials, including this Annual Report and the exhibits hereto filed by Rostelecom may be examined without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may also obtain information from the operation of the SEC's Public Reference Room by calling 1800-SEC-0330.

The SEC also maintains a website at http://www.sec.gov that contains reports and other information that registrants file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval system (EDGAR). Also these materials, including this Annual Report and the exhibits hereto filed by Rostelecom as well as other internal documents are usually available on the Company's website at http://www.rt.ru/en.

In addition, such material is available for inspection and copying at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.


10.I. Subsidiary Information

Not applicable.


Item 11. Qualitative and Quantitative Disclosures About Market Risk

Rostelecom's significant market risk exposures are interest rate risk and exchange rate risk. Interest rate risk mainly relates to floating rate debt denominated primarily in U.S. dollars and euros. As of December 31, 2003, approximately 7% of the Company's interest bearing loans carried floating interest rates, as compared to approximately 12% as of December, 31, 2002. Exchange rate risk relates to the Company's foreign currency indebtedness and, to a lesser extent, its foreign currency denominated cash, receivables and payables and foreign currency denominated revenues and costs. As of December 31, 2003, approximately 82% of total borrowings were denominated in foreign currencies, as compared to approximately 48% as of December 31, 2002. The Company does not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps or forward rate agreements, to manage these market risks.

Rostelecom's consolidated financial statements are presented in Russian rubles. For the year ended December 31, 2003, approximately 14%, as compared to approximately 18% for the year ended December 31, 2002, of the Company's revenues are denominated in currencies other than the Russian ruble, principally U.S. dollar and Special Drawing Rights ("SDR"), which is valued on the basis of a basket of key international currencies and serves as a settlement unit between Rostelecom and a number of foreign telecommunications operators. For the year ended December 31, 2003, approximately 28% of Rostelecom's costs (excluding depreciation and bad debt expense) are denominated in currencies other than the Russian ruble, principally SDR and U.S. dollar, as compared to approximately 35% for the year ended December 31, 2002. Rostelecom receives foreign currency revenues from incoming ILD calls and incurs foreign currency expenses for outgoing ILD calls. In 2003, the Company was a net payer of foreign currency because the volume of outgoing ILD traffic exceeded the volume of incoming ILD traffic and the Company paid more foreign currency to foreign operators than it received. The net balance, denominated in foreign currencies (principally, SDR and U.S. dollars), payable by the Company to foreign operators was RUR 565 million as of December 31, 2003, as compared to RUR 805 million as of December 31, 2002. To the extent that

Rostelecom is not naturally hedged against changes in exchange rates, Rostelecom is exposed to foreign exchange gains and losses. Rostelecom is not engaged in any active hedging of the foreign exchange risk arising out of its operating activities.


Interest Rate Sensitivity

As of December 31, 2003, Rostelecom had outstanding borrowings of RUR 3,573 million of which approximately RUR 260 million bore interest at floating rates, as compared to outstanding borrowings of RUR 6,846 million of which approximately RUR 884 million bore interest at floating rates, as of December 31, 2002. The interest rate on the Company's floating rate debt is determined principally by reference to London Inter Bank Offered Rate (LIBOR). For the year ended December 31, 2003, the additional net financing expense to the Company that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to these loans is approximately RUR 3 million, as compared to approximately RUR 9 million for the year ended December 31, 2002. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each category.


Exchange Rate Sensitivity

Rostelecom has exchange rate exposure primarily with respect to indebtedness denominated in currencies other than the ruble. As of December 31, 2003, RUR 2,918 million of the Company's interest bearing loans, as compared to RUR 4,065 million as of December 31, 2002, are denominated in foreign currencies, including RUR 245 million in Japanese Yen, RUR 2,639 million in U.S. dollars and RUR 34 million in euros. The additional interest expense to the Company that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately RUR 11 million. For the year ended December 31, 2003, such a change would also have resulted in an estimated foreign exchange loss of approximately RUR 292 million as compared to RUR 407 million for the year ended December 31, 2002. This sensitivity analysis assumes an unfavorable 10% fluctuation in the exchange rates affecting the foreign currencies in which the indebtedness is denominated. Between January 1, 2004 and June 30, 2004, the Russian ruble has increased in value by approximately 2.86% as compared to the Japanese Yen, by approximately 1.45% as compared to the U.S. dollar and approximately 4.87% as compared to the euro.


Item 12. Description of Securities Other Than Equity Securities

None


Item 13. Defaults, Dividend Arrearages and Delinquencies

13.A. Defaults

JPY 11,601 million (RUR 3,089 million) credit agreement, dated August 16, 1994, was entered into among Rostelecom, the Council of Ministers of the Government of the Russian Federation and Vnesheconombank (hereinafter, the "Debt Obligation"). The principal of the loan was repayable in equal annual instalments of JPY 2,105 million, with the final payment due not later than October 2001. The interest rate was 3% per annum. In 2000, a Russian Federation Government Resolution provided for the restructuring of the indebtedness to the Russian Federation Government administered by Vnesheconombank over a 10-year period at an interest rate of 3% per annum. In accordance with the provisions of the Federal Government Resolution, in 2001, the Group entered into negotiations with respect to restructuring this credit agreement on said terms. As the abovementioned decree did not specify the procedure of the debt restructuring, as of December 31, 2002 and 2001 the Group was technically in default with respect to the principal and interest on Debt Obligation.

As of December 31, 2002, Rostelecom's overdue indebtedness under the Debt Obligation was JPY 14,165 million, including JPY 11,601 million (RUR 3,089 million) of principal, JPY 45 million (RUR 12 million) of interest and JPY 2,519 million (RUR 667 million) of fees and penalties.

On May 12 2003, the Company's Board of Directors approved the restructuring of the Debt Obligation with OJSC Alfa Bank ("Alfa-Bank") to act as agent. In June 2003, Rostelecom, the Russian Government and Vnesheconombank agreed that Rostelecom would restructure the Debt Obligation pursuant to the terms of a Russian Government resolution adopted pursuant to the Federal Law "On the Federal Budget for the Year

2003" (the "Resolution"). Rostelecom agreed with Alfa-Bank to restructure the Debt Obligation, on the terms of an agency agreement dated June 2003 (the "Agency Agreement"). Rostelecom's obligations under the Debt Obligation would be terminated (except with regards to interest due on overdue payments) upon Alfa-Bank repaying the Debt Obligation by purchasing from its own funds, and transferring to the Russian Government, certain outstanding Russian Government securities or debts denominated in foreign currencies, as prescribed in the Resolution. Such transfer was made in June 2003 and the Russian Government confirmed the termination of Rostelecom's obligations under the Debt Obligation. In exchange for the termination of Rostelecom's obligations, Rostelecom issued promissory notes to Alfa-Bank for approximately U.S.$ 98.6 million at an interest rate of 5.94% per annum payable in six equal semi-annual installments, to be redeemed within 36 months of the date of the Agency Agreement. The Agency Agreement provides for the possibility of early redemption of the promissory notes by the Company at its sole discretion. Pursuant to the terms of the Agency Agreement, Rostelecom paid a fee to Alfa-Bank of U.S.$ 100,000. On September 16, 2003, pursuant to a Russian Government resolution, the Russian Government waived Rostelecom's obligation to repay interest on overdue amounts under the Debt Obligation because Rostelecom's obligations under the Debt Obligation had been satisfied. As of December 31, 2003, Rostelecom's overdue indebtedness under the Debt Obligation was nil. As of December 31, 2003, the total value of Rostelecom's outstanding promissory notes to Alfa-Bank equaled U.S.$ 81.9 million.

As of June 30, 2004, the Company is not in a default on any payment of principal or interest, a sinking or purchase fund installment.


13.B. Dividend Arrearages and Delinquencies

None.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.


Item 15. Controls and Procedures

As of December 31, 2003, the General Director (CEO) and Chief Accountant (CFO) of the Company carried out an evaluation of the effectiveness of "disclosure controls and procedures" (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Exchange Act). Based on that evaluation, these officers have concluded that as of December 31, 2003, the Company's disclosure controls and procedures were effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within these entities and that disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this Annual Report is recorded, processed, summarized and reported on a timely basis.

There were no significant changes in the Company's internal controls, or in other factors that could significantly affect these controls subsequent to December 31, 2003, and no corrective actions with regard to significant deficiencies and material weaknesses were undertaken.

In connection with the audit of the Company's financial statements for the year ended December 31, 2003, the Company's auditors have found material weaknesses in the Company's internal control system relating in particular to related party transactions, the Company's understaffed IFRS financial reporting department, and the lack of an Audit Committee comprised of independent directors pursuant to SEC requirements.

The Company is taking steps, including creating more formalized internal approval procedures and working with an independent consultant to improve its internal controls, to address these weaknesses. See Item 3.D "Risk Factors."


Item 16.A. Audit committee financial expert

As of June 30, 2004, the Audit Committee of the Company had not yet been formed.

Prior to June 26, 2004, the Board of Directors did not include a sufficient number of independent directors to form an Audit Committee.

At the annual GSM held on June 26, 2004, new members of the Board of Directors were elected. It is anticipated that three members of the new Board of Directors will be considered as independent directors (subject to the decision of the Board of Directors), namely:

     - Valery V. Degtyarev, General Director of OJSC Professional TeleCommunications.

     - Mikhail V. Slipenchouk, General Director of LLC Metropol Investment Financial Company.

     -    Grigory M. Finger, Executive Director of NCH Advisors, Inc.

According to the Rule 10A-3 of the Exchange Act Rostelecom as a foreign private issuer is required to create an Audit Committee by July 31, 2005. The Company expects that the Audit Committee will be formed by the end of 2004. Until the Committee is formed, the entire Board of Directors will act as the Company's Audit Committee. As of June 30, 2004, none of the current members of the Board of Directors meets qualifications of an "audit committee financial expect" as defined by the SEC.


Item 16.B. Code of Ethics

On April 28, 2004, the Board of Directors adopted the Code of Ethics of Rostelecom.

The Code of Ethics prepared with the aim of satisfying the requirements and recommendations of the New York Stock Exchange and the U.S. Securities and Exchange Commission.

According to the Code of Ethics the Company's officers and employees, members of the Board of Directors and Audit Commission shall act honestly and abide by the following principles:

     - full compliance with the requirements of all applicable laws, rules and regulations;

     -    compliance  with  high  standards  of  business  ethics  and  ways  of
          resolving   conflicts   of  interest   arising  out  of  personal  and
          professional activities;

     - prompt and full disclosure of information to be submitted to the Russian and foreign governments, regulatory agencies, stock exchanges, shareholders, investors and other stakeholders;

     - compliance with the requirements of the Company's internal documents with respect to the safekeeping and use of confidential information obtained as a result of performance of official duties;

     - no abuse of official powers for personal gain, including the use of Company property; and

     - notification to the Nominations and Compensation Committee of the Board of Directors of OJSC Rostelecom of any breaches of the Code of Ethics and, if required, of any consideration of a possible waiver from the Code of Ethics.

A copy of the Code of Ethics is attached to this Annual Report as an exhibit.

The text of the Code of Ethics is also accessible on the Company's Internet website: http://www.rt.ru/en.

As of June 30, 2004, no waivers, including implicit waivers, from the provisions of the Code of Ethics had been granted.


Item 16.C. Principal Accountant Fees and Services

Audit fees

For professional services rendered for the audits of the financial statements of the Company and its consolidated subsidiaries for the fiscal years ended December 31, 2003 and 2002, Ernst & Young (CIS) Limited and its affiliate ZAO Ernst & Young Vneshaudit (hereinafter collectively referred to as Ernst & Young) billed a total of U.S.$ 1,458,900 and U.S.$ 1,163,200, respectively. These amounts are net of VAT and include fees billed for audits of the Company's and certain of its consolidated subsidiaries' financial statements prepared under both International Financial Reporting Standards and Russian statutory accounting regulations and the reading of the information included in the Company's Annual Reports.

Audit-related fees

For professional audit-related services rendered, Ernst & Young billed the Company and its consolidated subsidiaries a total of U.S.$ 255,000 and U.S.$ 153,000, net of VAT, in 2003 and 2002, respectively. Audit-related services included the review of interim financial statements.


Tax fees

None


All other fees

For other services rendered, Ernst & Young billed the Company's consolidated subsidiaries a total of U.S.$ 1,636 and U.S.$ 539, net of VAT, in 2003 and 2002, respectively. Other services included the services related to provision of training programs.


Pre-approval policies and procedures

The Company's Board of Directors pre-approved all of the audit and audit-related services described above that were provided after the pre-approval requirements under the Sarbanes-Oxley Act became effective on May 6, 2003.

The Company's Board of Directors post-approved other services in the amount of U.S.$ 20,000 rendered in 2003 which in the aggregate amount constituted 1% of the total fees paid to Ernst & Young during 2003.

No hours expended by Ernst & Young to audit the Company's financial statements for 2003 were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

The Board of Directors is directly responsible for the appointment, compensation, retention, and oversight of the Company's independent auditors while according to the Russian legislation the candidacy of the independent auditor requires approval of the General Shareholders' Meeting.

The Board of Directors considered whether the non-audit services rendered by Ernst & Young (CIS) Limited were compatible with maintaining its independence as auditors of the Company's financial statements and determined that they were.


Item 16.D. Exemptions from the Listing Standards for Audit Committees

In accordance with Rule 10A-3(d) of the Exchange Act, the Company is required to disclose all exemptions from independent standards relating to the Audit Committee. As of June 30, 2004, no exemptions were relied upon by the Company since the Audit Committee had not been formed.

For details related to the creation of the Audit Committee please refer to Item 16.A. "Audit Committee Financial Expert".


Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated
Purchasers

As of June 30, 2004, no purchase of shares or other units of any class of the Company's equity securities were made by or on behalf of the Company or any "affiliated purchaser".

As of June 30, 2004, no plans or programs for employees and directors with regard to the Company's securities were publicly announced.


Item 17. Financial Statements

Not applicable.


Item 18. Financial Statements

See pages F-1 to F-67 of the consolidated financial statements which are filed as part of this Annual Report.

Item 19. Exhibits

List of exhibits

Exhibit No.    Description

1.1 Charter (Articles of Association) of Open Joint Stock Company Long-Distance and International Communications Rostelecom (restated version No.6), approved by the General Shareholders Meeting on June 15, 2003 ** +

1.2 Regulations on the General Shareholders Meeting of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 2), approved by the General Shareholders Meeting on June 15, 2003 ** +

1.3 Regulations on the Board of Directors of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No.3), approved by the General Shareholders Meeting on June 26, 2004 +

1.4 Regulations on the Management Board of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No.1), approved by the General Shareholders Meeting on June 1, 2002 * +

1.4.1 Amendments to the Regulations on the Management Board of Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 1) approved by the Annual General Shareholders Meeting of OJSC Rostelecom on June 15, 2003 ** +

1.5 Regulations on the General Director of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 1), approved by the General Shareholders Meeting on June 30, 2001* +

1.6 Regulations On the Audit Commission of OJSC Rostelecom (restated version), approved by the Annual General Shareholders Meeting of OJSC Rostelecom on June 30, 2001 ** +

1.6.1 Amendment and Additions to the Regulations on the Audit Commission of OJSC Rostelecom (restated) approved by the Annual General Shareholders meeting on June 30, 2001** +

4.1 Consortium Agreement, dated as of September 3, 2001, among Rostelecom and NPF Rostelecom-Garantia, ZAO North-West Telecombank, NP TSIPRT, OOO CB Russian Industrial Bank, ZAO Gamma-Invest, ZAO CFP-Finance and RTC-Leasing ** +

4.1.1 Supplement to the Consortium Agreement, dated May 29, 2003, among Rostelecom and NPF Rostelecom-Garantia, ZAO North-West Telecombank, NP TSIPRT, OOO CB Russian Industrial Bank, ZAO Gamma-Invest, ZAO CFP-Finance and RTC-Leasing ** +

4.2 Stock Sale and Purchase Agreement, dated October 22, 2003, among Rostelecom and CJSC Raiffeisenbank Austria

4.3 Stock Sale and Purchase Agreement, dated October 27, 2003, among Rostelecom and CJSC Raiffeisenbank Austria

4.4 Termination Agreement, dated October 2, 2003, among Rostelecom and RTC-Leasing +

4.5 Form of Agreement to Amend Financial Lease Agreement dated October 2, 2004, among Rostelecom and RTC-Leasing +

4.6 Form of Agreement to Amend Financial Lease Agreement dated December 26, 2003 among Rostelecom and RTC-Leasing +

4.7 Form of Agreement to Novate Obligations under the Financial Lease Agreements, dated January 29, 2004, among RTC-Leasing and Rostelecom +

4.8 Form of an Assignment, dated February 12, 2004 among RTC-Leasing and Westelcom +

4.9 Ownership Interest Purchase Agreement, dated as of March 13, 2002, by and among SFMT-CIS, Inc., LLC Teleross and Rostelecom***

4.10 Subscription Agreement, dated as of September 5, 2002 by and among Golden Telecom, Inc. and Rostelecom***

4.11 Shareholders Agreement, dated as of September 5, 2002 by and among Golden Telecom Inc., Alfa Telecom Limited, Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L. P., Cavendish Nominees Limited and First NIS Regional Fund SICAV***

4.11.1 Restated Shareholders Agreement, dated as of August 19, 2003, between and among Golden Telecom, Inc., Alfa Telecom Limited, Nye Telenor East Invest AS, Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV

4.12 Standstill Agreement, dated as of September 5, 2002 by and among Golden Telecom Inc., Alfa Telecom Limited, Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L. P., Cavendish Nominees Limited and First NIS Regional Fund SICAV***

4.12.1 Restated Standstill Agreement dated as of August 19, 2003, between and among Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited, First NIS Regional Fund SICAV and Golden Telecom, Inc.

4.13 Registration Rights Agreement, dated as of September 5, 2002 by and between Golden Telecom, Inc. and Rostelecom***

4.13.1 Restated Registration Rights Agreement dated as of August 19, 2003, between and among Golden Telecom, Inc., Alfa Telecom Limited, Nye Telenor East Invest AS, Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV

4.14 Loan Agreement ("Debt Obligation"), dated August 16, 1994, among Rostelecom, the Council of Ministers of the Russian Federation and Vnesheconombank +

4.15           Agency Agreement dated June 5, 2003, among Rostelecom and OJSC
               Alfa-Bank +

4.15.1 Amendment to Agency Agreement, dated June 17, 2003, among Rostelecom and OJSC Alfa-Bank +

4.16 Debt Repayment Agreement among Ministry of Finance of the Russian Federation, Vnesheconombank and Rostelecom, dated June 19, 2003 +

8.             List of subsidiaries

11.1           The Code of Ethics of Rostelecom +

12.1 Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ("Section 302")

12.2           Certification of the CFO pursuant to Section 302

13.1           Certification of the CEO and CFO pursuant to 18 U.S.C.
               Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ("Section 906")


     -------------------------------------------------------------------

     * Incorporated by reference to the Annual Report on form 20-F of OJSC Rostelecom for the fiscal year ended December 31, 2001.

     ** Incorporated by reference to the Annual Report on Form 20-F of OJSC Rostelecom for the fiscal year ended December 31, 2002.

     *** Incorporated by reference to the Schedule 13D filed by Rostelecom with the Securities and Exchange Commission on September 5, 2002

     +    English translation

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date:    June 30, 2004

                                        OPEN JOINT STOCK COMPANY OF
                                        LONG-DISTANCE AND INTERNATIONAL
                                        TELECOMMUNICATIONS ROSTELECOM


                                        By:     /signed/ Dmitry Ye. Yerokhin
                                           ------------------------------------
                                           Name:   Dmitry Ye. Yerokhin
                                           Title:  General Director (CEO) of
                                                   OJSC Rostelecom


                                        By:     /signed/ Alexander A. Lutsky
                                           ------------------------------------
                                           Name:   Alexander A. Lutsky
                                           Title:  Chief Accountant (CFO) of
                                                   OJSC Rostelecom

      OAO Rostelecom

      CONSOLIDATED FINANCIAL STATEMENTS
      PREPARED IN ACCORDANCE WITH
      INTERNATIONAL FINANCIAL REPORTING STANDARDS


      FOR THE YEAR ENDED DECEMBER 31, 2003

--------------------------------------------------------------------------------
OAO ROSTELECOM
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


Index

                                                                     Pages

Statement of Directors' Responsibilities                              F-3

Report of Independent Auditors                                        F-4

Consolidated Balance Sheets                                           F-5

Consolidated Statements of Income                                     F-6

Consolidated Statements of Cash Flows                                 F-7

Consolidated Statements of Changes in Shareholders' Equity            F-8

Notes to Consolidated Financial Statements                         F-9 - F-67

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

2. Management considers that, in preparing the consolidated financial statements set out on pages F-5 to F-67, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that appropriate International Financial Reporting Standards have been followed.

3. The consolidated financial statements, which are based on the statutory accounting reports adjusted to comply with International Financial Reporting Standards, are hereby approved on behalf of the Board of Directors.

     For and on behalf of the Board of Directors:




     D.E. Erokhin,
     General Director

     OAO Rostelecom
     1st Tverskaya-Yamskaya, 14,
     Moscow
     Russian Federation

     June 29, 2004

Report of Independent Auditors

To the Board of Directors and Shareholders of OAO Rostelecom

We have audited the accompanying consolidated balance sheets of OAO Rostelecom, an open joint stock company, and subsidiaries (hereinafter referred to as the "Group") as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with International Financial Reporting Standards as published by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

/signed/ Ernst & Young (CIS) Limited

Moscow, Russia
June 29, 2004

OAO Rostelecom
CONSOLIDATED BALANCE SHEETS
(In millions of Russian Rubles, refer to Note 4)
--------------------------------------------------------------------------------


                                                                    Notes       December 31,     December 31,
                                                                                        2003             2002
----------------------------------------------------------------------------------------------------------------
ASSETS
Property, plant and equipment, net                                    6               49,585          56,278
Investments in associates                                             8                2,381           2,635
Long-term financial investments                                       9                  126             578
Goodwill                                                            7, 10                 17              39
Negative goodwill, net of current portion                           7, 10                  -            (240)
Lease receivables                                                     11                   -           2,713
Other non-current assets                                                                  26             356
----------------------------------------------------------------------------------------------------------------
Non-current assets                                                                    52,135          62,359
----------------------------------------------------------------------------------------------------------------

Inventory                                                                                548             502
Accounts receivable, net                                             12                8,291           8,617
Short-term investments                                               13                2,755           4,575
Short-term portion of negative goodwill                             7, 10                  -            (471)
Cash and cash equivalents                                            14                2,529           3,642
----------------------------------------------------------------------------------------------------------------

Current assets                                                                        14,123          16,865
----------------------------------------------------------------------------------------------------------------

Total assets                                                                          66,258          79,224
----------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY, MINORITY INTEREST AND LIABILITIES
Share capital                                                        15                  100             100
Retained earnings                                                                     48,757          48,933
----------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                                            48,857          49,033
----------------------------------------------------------------------------------------------------------------

Minority interest                                                    16                  191           2,825
----------------------------------------------------------------------------------------------------------------

Accounts payable and accrued expenses                                17                3,510           5,162
Amounts owed to customers                                                                  -           1,003
Taxes payable                                                                          2,054           2,253
Current portion of interest bearing loans                            18                1,932           4,529
Short-term borrowings                                                19                    -           1,537
----------------------------------------------------------------------------------------------------------------

Current liabilities                                                                    7,496          14,484
----------------------------------------------------------------------------------------------------------------

Interest bearing loans - net of current portion                      18                1,641           2,317
Non-current accounts payable                                                             366             262
Deferred tax liability                                               20                7,707          10,303
----------------------------------------------------------------------------------------------------------------

Non-current liabilities                                                                9,714          12,882
----------------------------------------------------------------------------------------------------------------

Total liabilities                                                                     17,210          27,366
----------------------------------------------------------------------------------------------------------------

Total shareholders' equity, minority interest and liabilities                         66,258          79,224
================================================================================================================
                                                                  30 and
Commitments and contingencies                                     31                       -                -
----------------------------------------------------------------------------------------------------------------



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

OAO Rostelecom
CONSOLIDATED STATEMENTS OF INCOME
(In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


                                                                                Year ended December 31,
---------------------------------------------------------------------------------------------------------------
                                                               Notes          2003         2002          2001
---------------------------------------------------------------------------------------------------------------
Revenue
Local operators                                                            16,415       12,758        12,140
Subscribers                                                                 9,319        9,171         9,845
Foreign operators                                                           4,483        5,100         6,852
Other                                                                       1,673          860         1,236
---------------------------------------------------------------------------------------------------------------
Total revenue                                                   21         31,890       27,889        30,073
---------------------------------------------------------------------------------------------------------------
Operating expenses
Wages, salaries, other benefits and payroll taxes                          (3,946)      (3,476)       (3,574)
Depreciation                                                               (8,252)      (9,089)       (7,977)
Charges by network operators - international                               (5,913)      (5,779)       (7,438)
Charges by network operators - national                                    (4,780)      (1,707)       (2,190)
Administration and other costs                                             (3,782)      (3,336)       (3,214)
Taxes other than on income                                                   (507)        (793)       (1,579)
Repairs and maintenance                                                      (800)        (452)         (638)
Bad debt (expense) /recovery                                                 (337)        (874)           28
Loss on sale of property, plant and equipment                              (1,214)        (449)         (554)
---------------------------------------------------------------------------------------------------------------
Total operating expenses                                                  (29,531)     (25,955)      (27,136)
---------------------------------------------------------------------------------------------------------------
Operating profit                                                            2,359        1,934         2,937
---------------------------------------------------------------------------------------------------------------
Gain /(loss) from associates (before tax)                        8            207          314           (34)
Interest expense                                                             (202)        (348)         (903)
Interest income                                                               402          310           107
Income from sale of investments                                                25        1,724             -
Other non-operating income, net                                 24          1,219          300           103
Foreign exchange gain /(loss), net                                             72         (933)          221
Monetary gain                                                                   -          494         2,971
---------------------------------------------------------------------------------------------------------------
Income before tax and minority interest                                     4,082        3,795         5,402
Current tax charge                                              25         (2,002)      (2,363)       (2,305)
Deferred tax benefit                                            25          1,721        1,530         3,936
Share in income taxes of associates                            8, 25          (92)        (115)         (161)
---------------------------------------------------------------------------------------------------------------
Income tax (expense) /benefit                                                (373)        (948)        1,470
---------------------------------------------------------------------------------------------------------------
Income after taxation                                                       3,709        2,847         6,872
Minority interest                                               16            (70)          82             -
---------------------------------------------------------------------------------------------------------------
Net income from continuing operations                                       3,639        2,929         6,872
---------------------------------------------------------------------------------------------------------------
Net loss from discontinued operations, net of tax, including write-down of property, plant and equipment of 419, nil and
nil for 2003, 2002 and 2001, respectively                       23         (3,109)      (2,251)       (2,265)
---------------------------------------------------------------------------------------------------------------
Net income                                                                    530          678         4,607
===============================================================================================================
                                                                            Rubles       Rubles        Rubles
Earnings per share - basic and diluted                          27           0.30         0.61          6.15
Earnings per share - continuing operations                      27           4.57         3.70          9.26
Loss per share - discontinued operations                        27          (4.27)       (3.09)        (3.11)
---------------------------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

OAO Rostelecom
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of Russian Rubles, refer to Note 4)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                      Year ended December 31,
--------------------------------------------------------------------------------------------------------------------
                                                                        Note          2003         2002        2001
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income before tax, minority interest and discontinued operations                4,082        3,795       5,402

Adjustments to reconcile net income before tax, minority interest and discontinued operations to cash generated from operating activities:
Net loss from discontinued operations before tax and minority            23        (2,116)        (508)     (1,354)
interest
Depreciation                                                             6          8,276        9,106       7,997
Bad debt expense /(recovery)                                             12           339          863         (28)
(Gain) /loss from associates, before tax                                 8           (295)        (393)         35
Loss on sale of property, plant and equipment                                       1,214          449         554
Loss /(income) from sale of investments                                                98       (1,840)          -
Net interest and other non-operating income, including loss from discontinued         864         (117)      1,300
operations of 804 and write-down of property, plant and equipment of 551 in 2003
Equity-based compensation                                                               -             -        279
Other non-monetary income                                                             (42)         (77)          -
Foreign exchange (gain) /loss, net                                                    (13)         983        (291)
Gain on net monetary position                                                           -         (165)     (2,472)
Changes in net working capital:
(Increase) /decrease in accounts receivable                                        (2,837)         600        (260)
(Increase) /decrease in lease receivables                                          (3,685)      (3,408)        482
(Increase) /decrease in inventories                                                   (46)         187          72
(Decrease) /increase in payables and accruals                                      (1,212)         691        (661)
--------------------------------------------------------------------------------------------------------------------
Cash generated from operations                                                      4,627       10,166      11,055
Interest paid                                                                        (956)      (1,270)     (1,375)
Interest received                                                                     577          375         131
Income tax paid                                                                    (2,173)      (3,558)     (2,848)
--------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                           2,075        5,713       6,963
--------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
Purchase of property, plant and equipment                                          (3,328)      (2,281)     (2,020)
Proceeds from sale of property, plant and equipment                                    21           23          25
Purchase of subsidiaries, net of cash acquired                                       (642)      (1,138)          -
Purchase of available-for-sale investments (securities), net                       (8,415)      (2,198)     (1,637)
Proceeds from sale of available-for-sale investments, net of direct                 9,140        1,970         766
costs
Advances to investee and other companies issued                                         -       (1,020)          -
Advances to investee and other companies received                                       -        1,046           -
Dividends received from associates                                                     13           97          98
Repayment of lease obligations                                           23        (3,520)           -           -
Cash received on discontinuance of segments, net of cash disposed of                   91            -           -
--------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                              (6,640)      (3,501)     (2,768)
--------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
Proceeds from issuance of bonds                                          19             -        1,532       1,669
Redemption of bonds                                                      19             -       (1,021)       (576)
Drawdown of interest bearing loans                                                  9,939        5,879       3,389
Repayment of interest bearing loans                                                (6,471)      (6,165)     (7,288)
Proceeds from issuance of notes                                                     2,208        1,344           -
Redemption of notes                                                                (1,455)      (1,347)          -
Dividends paid                                                                       (706)        (363)       (248)
Dividends paid to minority shareholders of a subsidiary                               (29)        (294)          -
Proceeds from sale of additional ordinary shares by a subsidiary                        -           24           -
Cash paid for acquisition of minority interest                                          -            -        (201)
--------------------------------------------------------------------------------------------------------------------
Net cash provided by /(used in) financing activities                                3,486         (411)     (3,255)
--------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                          (34)          36          36
--------------------------------------------------------------------------------------------------------------------
Net (decrease) /increase in cash and cash equivalents                              (1,113)       1,837         976

Monetary effects on cash                                                                -         (417)       (329)

Cash and cash equivalents at beginning of year                                      3,642        2,222       1,575
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of year                                        2,529        3,642       2,222
====================================================================================================================

Non-monetary transactions:
Non-cash additions to property, plant and equipment                                   316          103       1,882
Financial instruments received in connection with disposition of property,              -          545           -
plant and equipment
--------------------------------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

OAO Rostelecom
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In millions of Russian Rubles, refer to Note 4)
--------------------------------------------------------------------------------

                                               Note      Share capital             Retained                Total
                                                                                   earnings
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                                       100              44,316               44,416

Dividends                                                            -                (269)                (269)
Net income for the year                                              -               4,607                4,607
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                                       100              48,654               48,754

Dividends                                       15                   -                (399)                (399)
Net income for the year                                              -                 678                  678
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                       100              48,933               49,033

Dividends                                       15                   -                (706)                (706)
Net income for the year                                              -                 530                  530
------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2003                                       100              48,757               48,857
==================================================================================================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------

1.   REPORTING ENTITY

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

     Rostelecom was established as an open joint stock company on September 23, 1993 in accordance with the Directive of the State Committee on the Management of State Property of Russia No. 1507-r, dated August 27, 1993. As of December 31, 2003, the Government of the Russian Federation controlled indirectly 50.67% of the voting share capital of the Company, by virtue of its 75% less one share direct holding in OAO Svyazinvest ("Svyazinvest"), the parent company of Rostelecom.

2.   BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board.

     The Group maintains its accounting records and prepares its statutory accounting reports in accordance with Russian accounting legislation and instructions in Russian Rubles (Rbl). The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards and interpretations prescribed by the International Accounting Standards Board.

     The consolidated financial statements have been prepared using the historical cost convention, restated for the effects of inflation and modified by the initial valuation of property, plant and equipment as further disclosed in Note 5 to the accompanying consolidated financial statements. The functional currency of the Group and the reporting currency for the accompanying consolidated financial statements is the Russian Ruble.

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------

3.   OPERATING ENVIRONMENT OF THE COMPANY

     General
     -------

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

     Currency exchange and control
     -----------------------------

     Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the Ruble's value fell significantly against the US Dollar, falling from a pre-crisis rate of approximately 6 Rubles to 1 US Dollar, to 27 Rubles to 1 US Dollar by the end of 1999. During 2000 - 2003, the Ruble's value fluctuated between 26.9 and 31.8 to 1 US Dollar. As of June 29, 2004, the exchange rate was 29.02 Rubles to 1 US Dollar.

     The following table summarizes the exchange rate of the Ruble to 1 US Dollar as of December 31, 2003, 2002 and 2001.

                                                         Exchange Rate
     As of December 31,
                                                        ---------------
     2003                                                       29.45
     2002                                                       31.78
     2001                                                       30.14
     Source: Central Bank of Russia

     The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Ruble. Such regulations place restrictions on the conversion of Rubles into foreign currencies and establish requirements for partial conversion of foreign currency sales to Rubles.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     Inflation
     ---------

     The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

                                                                 Annual
     For the year ended December 31,                          inflation
                                                        ----------------
         2003                                                     12.0%
         2002                                                     15.1%
         2001                                                     18.8%
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

     Taxation
     --------

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

     Refer to Note 31 for description of possible tax contingencies.


4.   ACCOUNTING FOR THE EFFECTS OF INFLATION

     Prior to December 31, 2002, the Russian Federation met the definition of a hyperinflationary economy as defined by International Accounting Standard ("IAS") No. 29, "Financial Reporting in Hyperinflationary Economies".

     IAS No. 29 requires that financial statements prepared on a historical cost basis be adjusted to take into account the effects of inflation, for entities reporting in hyperinflationary economies. The Group has utilized the general price index reported by the State Committee on Statistics of the Russian Federation ("Goskomstat") in the application of IAS No. 29.

     Effective January 1, 2003, the economy of the Russian Federation ceased to meet the criteria of hyperinflationary economy. Accordingly, beginning January 1, 2003, the Company ceased to apply IAS No. 29 on a prospective basis.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     As a result of this change, the carrying amounts of non-monetary assets expressed in the Russian Rubles current at December 31, 2002 formed the basis for the respective assets at January 1, 2003.

     Transactions undertaken subsequent to December 31, 2002 are reported at actual, nominal amounts except for those involving non-monetary assets and liabilities acquired and incurred prior to January 1, 2003. Results of operations (including gains and losses on disposal) involving such assets and liabilities are recognized based on the restated cost, which was calculated by applying to the carrying values of these assets and liabilities the change in the general price index through December 31, 2002. Comparative financial information for the years ended December 31, 2002 and 2001 is presented in terms of the measuring unit current as of December 31, 2002.

     The application of IAS No. 29 to specific categories of transactions and balances within the consolidated financial statements prepared prior to 2003 was set out as follows:

     Monetary assets and liabilities

     Cash and cash equivalents, available-for-sale investments, receivables, payables, interest bearing loans, current taxation and dividends payable had not been restated as they were monetary assets and liabilities and were stated in Rubles current at the latest balance sheet date.

     Gains or losses on the net monetary position of assets and liabilities which arise as a result of inflation, have been computed by applying the change in the general price index to the monetary assets and monetary liabilities during the period.

     Non-monetary assets and liabilities

     Non-monetary assets and liabilities acquired prior to December 31, 2002 have been restated from their historical cost or valuation by applying the change in the general price index from the date of recognition through December 31, 2002.

     Consolidated statements of income and cash flows

     Items included in the consolidated statements of income and cash flows for the years ended December 31, 2002 and 2001 have been restated by applying the change in the general price index from the dates when the items were initially recorded through December 31, 2002.

5.   PRINCIPAL ACCOUNTING POLICIES

     Set out below are the principal accounting policies used to prepare the accompanying consolidated financial statements:

     Principles of consolidation

     The Group comprises the Company, its subsidiaries and associates. A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50% of the voting share capital of the entity, or other means. Transactions and balances between the Company and its subsidiaries are eliminated. The accounting policies of the subsidiaries were adjusted to conform to those of the Group.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     The excess of purchase price paid over the interest in the fair value of the identifiable assets and liabilities acquired is recognized as goodwill and is depreciated during its expected useful life. The excess of the fair value of acquired identifiable net assets over purchase price paid is reflected as negative goodwill and is depreciated over the remaining weighted average useful life of identifiable non-current assets acquired, unless other method is more appropriate based on the expected use of non-current assets. The excess of negative goodwill over fair value of identifiable non-monetary assets acquired is recognized as income in the period of acquisition.

     Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20% and 50% of the voting ownership interest or by exerting significant influence through other means. The Group's share of the net income or losses of associates is included in the consolidated statement of income, and the Group's share of the net assets of associates is included in the consolidated balance sheet. An assessment of investments in associates for possible impairment or reversal of impairment recognized previously is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment to fund future losses. Unrealized profits that arise from transactions between the Group and its associates are eliminated in the proportion to the Group's share in such associates, and unrealized losses are excluded in the proportion to the Group's share in such associates, if there is no evidence of indicators of impairment of an asset transferred.

     In a case the share in an entity is acquired with intention to sell it in the foreseeable future, such investment is accounted for as available-for-sale asset.

     Property, plant and equipment

     For the purpose of determining the opening balances on the first application of IFRS at 1 January 1994, the Company performed a valuation of the property, plant and equipment, as reliable historical cost information and information regarding acquisition dates was not available. A brief description of the methodology applied in performing this valuation is set out below for each major asset category:

     o    Buildings and site services - current replacement cost;

     o    Cable and transmission devices - current replacement cost;

     o    Telephone exchanges - modern equivalent asset;

     o    Assets in course of construction - indexed historical cost.

     Cost or valuation of the network comprises all expenditures up to and including the cabling and wiring to the local telephone operator's intercity exchange, and includes contractors' charges and payments on account, materials, direct labour, and interest costs on specific project financing up to the date of commissioning of the relevant assets.

     Subsequent expenditures are capitalized if it can be clearly demonstrated that they extend the life of the asset or significantly increase its revenue generating capacity beyond its originally assessed standard of performance. Expenditure for continuing repairs and maintenance are charged to the statement of income as incurred. Social assets are expensed on acquisition.

     Items of property, plant and equipment that are retired or otherwise disposed of are eliminated from the balance sheet along with the corresponding accumulated depreciation. Any gain or loss resulting from such retirement or disposal is included in the determination of net income.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------

     Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

                                                             Number of years
                                                           -------------------
     Buildings and site services                                  10 - 50
     Cable and transmission devices:

        o   Channels                                              10 - 40
        o   Cable                                                 30 - 40
        o   Radio and fixed link transmission equipment           15 - 20
        o   Telephone exchanges                                        15
     Other                                                         5 - 10

     The useful lives and depreciation methods are reviewed periodically to ensure that the methods and the periods of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

     At each balance sheet date an assessment is made as to whether there is any indication that the Group's assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as an expense in the statement of income. Any subsequent increase in the recoverable amount of the assets are reversed when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. Increase of the recoverable amount is limited to the lower of its recoverable amount and carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

     The recoverable amount is determined as the higher of the assets' net selling price or value in use. The value in use of the asset is estimated based on forecast of future cash inflows and outflows to be derived from continued use of the asset and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate.

     Construction in progress represents properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until the constructed or installed asset is ready for its intended use.

     Finance leases

     Upon inception of a finance lease the Group records the net investment in lease, which consists of the sum of the minimum lease payments and unguaranteed residual value (gross investment in lease) less the unearned finance lease income. The difference between the gross investment and its present value is recorded as unearned finance lease income. The unearned finance lease income is amortized over the life of the lease using the constant interest rate method.

     With the exception noted below, the date of inception of the lease is considered to be the date of the lease agreement or commitment, if earlier. For purposes of this definition, a commitment shall be in writing, signed by the parties to the transaction, and shall specifically set forth the principal terms of the transaction. However, if the property covered by the lease has yet to be constructed or has not been acquired by the Group at the date of the lease agreement or commitment, the inception of the lease shall be the date when construction of the property is completed or the property is acquired by the Group. Any advance payments made by the lessee prior to commencement of the lease reduce the net

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------

     investment in the lease.

     The Group records capital expenditures related to acquisition of equipment subject to leasing as equipment purchased for leasing purposes. These expenditures are being accumulated until the equipment is ready for use and being transferred to the lessee.

     Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

     Inventory

     Inventory principally consists of fuel and spare parts for the network. Inventory is stated at the lower of cost incurred in bringing each item to its present location and its net realizable value. Cost is calculated on a first in first out basis. Items used in the construction of new plant and equipment are capitalized as part of the related asset. Inventory used in the maintenance of equipment is charged to operating costs as utilized and included in repair and maintenance and other costs in the accompanying consolidated statements of income.

     Construction contracts

     When the result from a construction contract can be measured reliably, revenues and expenses from it are accounted for in the consolidated statement of income based on the stage of completion. Losses expected from the construction contracts are recognized in the statement of income immediately.

     Accounts receivable

     Receivables are stated in the balance sheet at the fair value of the consideration given and are carried at amortized cost, after provision for impairment. Bad debts are written off in the period in which they are identified.

     Provision for impairment is created based on the historical pattern of collections of accounts receivable and specific analysis of recoverability of significant accounts.

     Financial instruments

     Financial instruments carried on the balance sheet include cash and bank balances, investments (other than in consolidated subsidiaries and equity method investees), receivables, accounts payable and borrowings. The particular recognition methods adopted for financial instruments are disclosed in the individual policy statements associated with each item.

     Financial instruments are classified into the following categories: loans and receivables originated by the Group, held-to-maturity, trading and available-for-sale. Loans and receivables originated by the Group are financial assets created by providing money, goods or services directly to a debtor, unless they are originated with the intent to be sold immediately. Investments in debt instruments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Investments in debt and equity instruments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments are classified as available-for-sale.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------

     The Group had no securities classified as held-to-maturity or trading at December 31, 2003 and 2002. Loans and receivables originated by the Group, including lease receivables are stated at amortized cost determined on individual basis. Available-for-sale investments are stated at fair value determined on an individual investment basis. Unrealized gains and losses are included in the determination of net income. Income from available-for-sale investments is included in other non-operating income in the consolidated statement of income. Interest income from investments is accrued during the period in which it is earned.

     The Company and the Group do not enter into hedging transactions.

     Cash and cash equivalents

     Cash and cash equivalents consist of cash on hand, balances with banks, and highly liquid investments with original maturities of three months or less, with insignificant risks of diminution in value.

     Deferred income taxes

     Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

     Deferred income tax liabilities are recognized for all taxable temporary differences:
          o except where the deferred income tax liability arises from goodwill amortization or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
          o in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

     Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized:

          o except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
          o in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

     The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

     Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset will be realized or the liability settled. Tax rates are based on laws that have been enacted or substantively enacted at the balance sheet date.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------

     Revenue and operating costs recognition

     Revenue and operating costs for all services supplied and received are recognized at the time the services are rendered. Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be reliably measured. Revenues and expenses are reported net of respective value added tax.

     The Company charges and pay to regional telephone operators and other telecommunication service providers in Russia either an agreed proportion of the amounts they bill its subscribers or an agreed settlement rate based on traffic minutes (refer to Note 21). For outgoing telephone traffic originating in Moscow, subscribers are charged directly by the Company based on pre-set per minute tariffs.

     The Company charges amounts to foreign network operators for incoming calls and other traffic that originate outside Russia. The Group is charged by foreign operators for completing international calls. These revenues and costs are shown gross in the accompanying consolidated financial statements.

     Amounts payable to and receivable from the same operators are shown net in the balance sheet where a legal right of offset exists.

     Employee benefits

     Through December 31, 2003 the Company made certain payments to employees on retirement, or when they otherwise left the employment of the Company. These obligations, which were unfunded, represented obligations under a defined benefit pension scheme. For such plans, the pension accounting costs were assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the statement of income so as to spread the regular cost over the average service lives of employees. Actuarial gains and losses were recognized in the statement of income immediately.

     Where such post-employment employee benefits fell due more than 12 months after the balance sheet date, they were discounted using a discount rate determined by reference to market yields on Government bonds at the balance sheet date. This benefit plan was curtailed and settled on December 31, 2003 (refer to Note 26).

     The Company also participates in a defined contribution plan. Contributions made by the Company on defined contribution plans (in amount of up to a maximum of 2% of salary for each employee per month) are charged to expenses when incurred. Effective January 1, 2004, maximum contribution is established at 100 Rubles per month per employee.

     The Company recognizes termination benefits as a liability and an expense when it terminates the employment of an employee before the normal retirement date or when termination benefits are provided as a result of an offer made in order to encourage voluntary redundancy.

     The Company accrues for the employees' compensated absences (vacations) as the additional amount that the Company expects to pay as a result of the unused vacation that has accumulated at the balance sheet date.

     Advertising costs

     Advertising costs are charged to the statement of income as incurred.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     Borrowing costs

     Borrowing costs are expensed, except for those that would have been avoided if the expenditure to acquire the qualifying asset had not been made. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining the qualifying asset. Qualifying borrowing costs are capitalized with the relevant qualifying asset from the date the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred until the related asset is substantially ready for its intended use. Capitalized borrowing costs are subsequently charged to the statement of income in the period over which the asset is depreciated.

     Foreign currency transactions

     Transactions denominated in foreign currencies are translated into Rubles at the exchange rate as of the transaction date. Foreign currency monetary assets and liabilities are translated into Rubles at the exchange rate as of the balance sheet date.

     Exchange differences arising on the settlement of monetary items, or on reporting the Group's monetary items at rates different from those at which they were initially recorded in the period, or reported in previous financial statements, are recorded as foreign currency exchange gains or losses in the period in which they arise.

     As at December 31, 2003 and 2002, the rates of exchange used for translating foreign currency balances were (in Russian Rubles for one unit of foreign currency):

                                                         2003            2002
     --------------------------------------------------------------------------
     US Dollars                                          29.45           31.78
     Japanese Yen                                       0.2754          0.2663
     Special Drawing Rights (SDR)                        43.60           42.95
     EURO                                                36.82           33.11
     --------------------------------------------------------------------------
     Source: the Central Bank of Russia


     Dividends

     Dividends are recognized when the shareholder's right to receive payment is established. Dividends stated to be in respect of the period covered by the financial statements and that are proposed or declared after the balance sheet date but before approval of the financial statements are not recognized as a liability at the balance sheet date in accordance with IAS No. 10, "Events After the Balance Sheet Date". The amount of dividends proposed or declared after the balance sheet date but before the financial statements were authorized for issue is disclosed in Note 15.

     Minority interest

     Minority interest includes that part of the net results of operations and of net assets of subsidiaries attributable to interests which are not owned, directly or indirectly through subsidiaries, by the Company. Minority interest is carried at the minority's proportion of the pre-acquisition carrying amounts of the net identifiable assets and liabilities of the subsidiaries. The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest, except to the extent that the minority has a binding obligation to, and is able to, make good the losses.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------

     If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority's share of losses previously absorbed by the majority has been recovered. If a subsidiary or an associate has outstanding cumulative preferred shares which are held outside the Group, the Company computes its share of profit or losses after adjusting for the preferred dividends, whether or not the dividends have been declared.

     Segment information

     Operating segments are the primary segments of the Group. The Group identifies the following operating segments:

          o Telecommunications services

          o Leasing services

          o Banking and investing activities

     Operating segments were identified based on the organizational structure of the Group and types of activities the Company and its subsidiaries are engaged in.

     The accounting principles used to reflect transactions between reportable segments are the same as those used for transactions with external parties.

     Effective December 1, 2003, the Company discontinued two of its components represented by the leasing and banking and investing business segments (refer to Notes 22 and 23).

     Discontinued operations

     In March 2004, the International Accounting Standards Board issued an International Financial Reporting Standard No. 5 (IFRS No.5), "Non-current Assets Held for Sale and Discontinued Operations". IFRS No. 5 sets out requirements for the classification, measurement and presentation of non-current assets and disposal groups classified as held for sale and discontinued operations.

     IFRS No. 5 requires assets or disposal groups that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet.

     In addition, IFRS No. 5 withdraws IAS No. 35 (IAS No. 35), "Discontinuing Operations", and replaces it with requirement that operations forming a major line of business or area of geographical operations to be classified as discontinued when the assets in the operations are classified as held for sale or when the entity has disposed of the operation. IFRS No. 5 specifies that the results of discontinued operations are to be shown separately on the face of the income statement and requires an entity to re-represent respective amounts for prior periods presented in the financial statements so that this presentation relate to all operations that have been classified as discontinued by the latest balance sheet date.

     IFRS No. 5 also requires certain disclosures in respect to assets and disposal groups classified as held for sale and discontinued operations.

     Entities shall apply requirements of IFRS No. 5 for annual periods beginning on or after January 1, 2005, with earlier application encouraged.

     The Group has early adopted provisions of IFRS No. 5 and applied them to the financial statements for the year ended December 31, 2003. In connection with early adoption of provisions of IFRS No. 5, the Group has early adopted certain amendments to existing current International Accounting and International Reporting Standards, which are directly affected by the new requirements.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------

     Reclassifications

     Certain amounts reported in the prior period consolidated financial statements have been reclassified to conform with the current year presentation.

     As described above, the Group has early adopted provisions of IFRS No.5 and re-presented respective amounts for prior periods.

     Stock-based compensations

     The Group accounts for stock-based compensations using the fair value method. Except for the issue of preferred shares by RTC-Leasing in 2001, as more fully described in Note 7 below, the Group did not develop any stock-based compensation plans.

     New accounting pronouncements

     In February 2004, the IASB issued International Financial Reporting Standard No. 2 ("IFRS No. 2"), "Share-based Payment" on accounting for share-based payment transactions, including grants of share options to employees. IFRS No. 2 requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. IFRS No. 2 will apply to accounting periods commencing on or after January 1, 2005 with a restatement of comparatives. Early adoption of IFRS No. 2 is permitted. The Group is currently evaluating the impact of this standard on its results of operations, financial position and cash flows and is in the process of developing an implementation strategy.

     On December 18, 2003, the IASB published thirteen revised International Accounting Standards and gave notice of the withdrawal of one International Accounting Standard. These revised standards will apply to accounting periods commencing on or after January 1, 2005, although early adoption is permitted. The revised standards are:

          o    IAS No. 1, "Presentation of Financial Statements",
          o    IAS No. 2, "Inventories",
          o IAS No. 8, "Accounting Policies, Changes in Accounting Estimates and Errors",
          o    IAS No. 10, "Events after the Balance Sheet Date",
          o    IAS No. 16, "Property, Plant and Equipment",
          o    IAS No. 17, "Leases",
          o    IAS No. 21, "The Effects of Changes in Foreign Exchange Rates",
          o    IAS No. 24, "Related Party Disclosures",
          o IAS No. 27, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries",
          o    IAS No. 28, "Investments in Associates",
          o    IAS No. 31, "Interests in Joint Ventures",
          o    IAS No. 33, "Earnings per Share", and
          o    IAS No. 40, "Investment Property."

     The withdrawn standard was IAS No. 15, "Information Reflecting the Effects of Changing Prices."

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     IAS No. 33, as revised, requires the application of the "two-class method" to determine earnings applicable to ordinary shareholders, the amount of which is used as a nominator to calculate earnings per ordinary share. The application of the "two-class method" requires that the profit or loss after deducting preferred dividends is allocated to ordinary shares and other participating equity instruments to the extent that each instrument shares in earnings as if all of the profit or loss for the period had been distributed. The total profit or loss allocated to each class of equity instrument is determined by adding together the amount allocated for dividends and the amount allocated for a participation feature. When adopted, the application of the provisions of IAS No. 33, as revised, will require retrospective treatment.

     Accordingly, taking into account that the Company's preferred shares have certain participation features (see Note 15) and the fact that IAS No. 33, as revised, does not make a difference whether the Company has or not a discretion over distributions to the holders of participating securities, the Group's management has determined that the adoption of this revised standard will have the material impact on the amount of earnings per ordinary share being reported in accordance with IFRS.

     The effects of the application of IAS No. 33, as revised, on the amounts of earnings per share reported in the accompanying consolidated financial statements as if it had been adopted in respect to all periods presented are as follows:

                                                                               2003               2002              2001
     -------------------------------------------------------------------------------------------------------------------

     Net income applicable to all equity instruments holders                  530                678             4,607
     Less: preferred dividends                                               (310)              (235)             (124)
     Less: undistributed net income applicable to the                           -                  -            (1,028)
     preferred shareholders
     -------------------------------------------------------------------------------------------------------------------
     Net income applicable to ordinary shareholders                           220                443             3,455
     -------------------------------------------------------------------------------------------------------------------
     Weighted-average number of ordinary shares outstanding           728,696,320        728,696,320       728,696,320

     -------------------------------------------------------------------------------------------------------------------
     Earnings per ordinary share                                             0.30               0.61              4.74
     -------------------------------------------------------------------------------------------------------------------

     Earnings per ordinary share, as reported in the                         0.30               0.61               6.15
     accompanying consolidated financial statements
     -------------------------------------------------------------------------------------------------------------------

     Except for the matter disclosed in preceding paragraphs, the Group is currently evaluating the impact of the changes introduced by these revised standards on its results of operations, financial position and cash flows and is in the process of developing an implementation strategy.

     On December 17, 2003, the IASB released its revised standard, IAS No. 32, "Financial Instruments: Disclosure and Presentation (revised 2003)". This standard replaces IAS No. 32, "Financial Instruments: Disclosure and Presentation (revised 2000)", and should be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted. The Group is currently evaluating the impact of the changes introduced by this revised standard on its disclosure requirements and is in the process of developing an implementation strategy.

     The IASB also issued IAS No. 39, "Financial Instruments: Recognition and Measurement (2003)", in December 2003. This standard supersedes IAS No. 39, "Financial Instruments: Recognition and Measurement (revised 2000)", and should be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted. The Group is currently evaluating the impact of the changes introduced by this revised standard on its results of operations, and financial position and cash flows and is in the process of developing an implementation strategy.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     On March 31, 2004, the IASB issued International Financial Reporting Standard No. 3 ("IFRS 3"), "Business Combinations", on accounting for business combinations and revised IAS 36, "Impairment of Assets", and IAS 38, "Intangible Assets". The main features of the new and revised standards are that all business combinations within the scope of IFRS No. 3 must be accounted for using the purchase method. The pooling of interests method is prohibited. The costs expected to be incurred to restructure an acquired entity's (or the acquirer's) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at fair value. Amortization of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. These standards apply to business combinations commencing on or after March 31, 2004. For previously recognized goodwill the standards will apply from the beginning of the first annual period commencing on or after March 31, 2004. The Group is currently evaluating the impact of these standards on its results of operations, financial position and cash flows and is in the process of developing an implementation strategy.

     On March 31, 2004, the IASB issued International Financial Reporting Standard No. 4 ("IFRS 4"), "Insurance Contracts", that provides guidance on accounting for insurance contracts. The adoption of this standard is not expected to have a material impact on the Group's results of operations, financial position and cash flows.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


6.         PROPERTY, PLANT AND EQUIPMENT, NET

The net book value of property, plant and equipment as of December 31, 2003 and 2002 was as follows:


                                                                      Buildings and site            Cable and                Other
                                                                                services         transmission
                                                                                                      devices
------------------------------------------------------------------------------------------------------------------------------------
Cost or valuation
At January 1, 2003                                                               24,012              127,811               23,635
Additions                                                                             -                    -                    -
Additions with acquired subsidiaries                                                580                    -                    -
Disposals                                                                        (1,294)              (5,646)                (784)
Disposal of subsidiaries and write-down of property, plant and                     (580)                (551)                (291)
equipment
Transfer                                                                            668                  676                  706
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 2003                                                             23,386              122,290               23,266
------------------------------------------------------------------------------------------------------------------------------------

Accumulated Depreciation
At January 1, 2003                                                               15,823               92,369               14,860
Depreciation                                                                        546                5,353                2,377
Disposals                                                                          (898)              (4,966)                (659)
Disposal of subsidiaries                                                              -                    -                 (103)
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 2003                                                             15,471               92,756               16,475
------------------------------------------------------------------------------------------------------------------------------------
Net book value at December 31, 2003                                               7,915               29,534                6,791
===================================================================================================================================


                                                                         Construction in                  Total
                                                                                progress
----------------------------------------------------------------------------------------------------------------
Cost or valuation
At January 1, 2003                                                                3,872                179,330
Additions                                                                         3,579                  3,579
Additions with acquired subsidiaries                                                  -                    580
Disposals                                                                           (56)                (7,780)
Disposal of subsidiaries and write-down of property, plant and                        -                 (1,422)
equipment
Transfer                                                                         (2,050)                     -
----------------------------------------------------------------------------------------------------------------
At December 31, 2003                                                              5,345                174,287
----------------------------------------------------------------------------------------------------------------

Accumulated Depreciation
At January 1, 2003                                                                    -                123,052
Depreciation                                                                          -                  8,276
Disposals                                                                             -                 (6,523)
Disposal of subsidiaries                                                              -                   (103)
----------------------------------------------------------------------------------------------------------------
At December 31, 2003                                                                  -                124,702
----------------------------------------------------------------------------------------------------------------
Net book value at December 31, 2003                                               5,345                 49,585
================================================================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------




                                                                                                    Cable and
                                                                      Buildings and site         transmission
                                                                                services              devices                Other
-----------------------------------------------------------------------------------------------------------------------------------
Cost or valuation
At January 1, 2002                                                               24,299              127,849               22,266
Additions                                                                             -                    7                    -
Property, plant and equipment of acquired subsidiaries                               10                1,022                  206
Disposals                                                                          (441)              (2,120)                (379)
Transfer                                                                            144                1,053                1,542
-----------------------------------------------------------------------------------------------------------------------------------
At December 31, 2002                                                             24,012              127,811               23,635
-----------------------------------------------------------------------------------------------------------------------------------

Accumulated Depreciation
At January 1, 2002                                                               15,588               87,330               12,671
Depreciation                                                                        584                6,132                2,390
Accumulated deprecation on property, plant and equipment of                           1                  270                  108
acquired subsidiaries
Disposals                                                                          (350)              (1,363)                (309)
-----------------------------------------------------------------------------------------------------------------------------------
At December 31, 2002                                                             15,823               92,369               14,860
-----------------------------------------------------------------------------------------------------------------------------------
Net book value at December 31, 2002                                               8,189               35,442                8,775
====================================================================================================================================



                                                                            Construction in
                                                                                   progress                Total
-----------------------------------------------------------------------------------------------------------------
Cost or valuation
At January 1, 2002                                                                   3,851              178,265
Additions                                                                            2,689                2,696
Property, plant and equipment of acquired subsidiaries                                 114                1,352
Disposals                                                                              (43)              (2,983)
Transfer                                                                            (2,739)                   -
-----------------------------------------------------------------------------------------------------------------
At December 31, 2002                                                                 3,872              179,330
-----------------------------------------------------------------------------------------------------------------

Accumulated Depreciation
At January 1, 2002                                                                       -              115,589
Depreciation                                                                             -                9,106
Accumulated deprecation on property, plant and equipment of                              -                  379
acquired subsidiaries
Disposals                                                                                -               (2,022)
-----------------------------------------------------------------------------------------------------------------
At December 31, 2002                                                                     -              123,052
-----------------------------------------------------------------------------------------------------------------
Net book value at December 31, 2002                                                  3,872               56,278
=================================================================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     During 2002, the Company formalized a plan to discontinue using satellite channels beginning from February 2003. Payments for rent of these channels were included in the carrying value of cable and transmission devices. The Company has accordingly revised its estimate of the remaining period of use of the satellite channels. Depreciation expense of 210 (2002: 897) was recognized in the accompanying consolidated financial statements. Amounts receivable from the lessor for partial return of prepayments of 525 (2002:
     545) are included in other accounts receivable as of December 31, 2003 and in other non-current assets (356) and other accounts receivable (189) as of December 31, 2002. The Company received a payment of 178 in April 2004 and of 100 in June 2004.

     Included in the roll-forward of fixed assets movements for the year ended December 31, 2003 as the effects of the disposal of subsidiaries and write-down of property, plant and equipment is the amount of (551) representing the effect of writing down to fair value of the carrying amount of additional interest in fixed assets acquired as a result of discontinuance of leasing, and banking and investing segments (refer to Note 23).

     Interest amounting to 123, 57 and 92 was capitalized in property, plant and equipment for the years ended December 31, 2003, 2002 and 2001. The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 6.3%, 6.9% and 9.0%, respectively.

     Property, plant and equipment with a carrying value of 2,158 and 9,117 was pledged in relation to loan agreements entered into by the Group as of December 31, 2003 and 2002, respectively (refer to Note 18).

     The carrying value of telecommunication equipment held by RTComm.RU, a consolidated subsidiary, under finance leases with RTC-Leasing was 218 and 146 as of December 31, 2003 and 2002, respectively.

7.   SUBSIDIARIES

     The accompanying consolidated financial statements include the assets, liabilities and results of operations of Rostelecom and the following of its subsidiaries:

                                                                                    Effective          Effective
                                                               Country of        share of the       share of the
                        Subsidiary                            registration        Group as of        Group as of
                                                                                 December 31,  December 31, 2002
                                                                                         2003
-----------------------------------------------------------------------------------------------------------------

OAO RTC-Leasing ("RTC-Leasing")                              Russia                         -             32.27%
RosTelecomLeasing S.A. ("RTCL S.A.")                         Switzerland                    -             32.27%
RosTelecomLeasing Cyprus ("RTCL Cyprus")                     Cyprus                         -             32.27%
RTDC Holdings, Inc. ("RTDC")                                 USA                            -             32.27%
ZAO Russian Industrial Bank ("RIB")                          Russia                         -             32.27%
ZAO Westelcom ("Westelcom")                                  Russia                      100%               100%
IAI RTComm.RU ("RTComm.RU")                                  Russia                       31%             37.91%
ZAO AKOS ("AKOS")                                            Russia                         -             29.68%
OOO "Spetsautoleasing"                                       Russia                         -             32.27%

     The Company owned 32.27% and 27% of outstanding voting shares of RTC-Leasing as of December 31, 2002 and 2001, respectively, which constituted 27% of total issued voting shares as of those dates. The principal activity of RTC-Leasing is the leasing of equipment to telecommunications companies in Russia. Until the middle of 2003, the principal counterparty as lessee to finance leases entered into

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     by RTC-Leasing was Rostelecom. In the accompanying consolidated financial statements finance lease transactions between RTC-Leasing and Rostelecom and other companies of the Group for the years ended December 31, 2001 and 2002 and for the 11 months ended November 30, 2003 have been eliminated.

     During 2001, RTC-Leasing purchased for a cash payment of 201 10% of its ordinary shares from shareholders other than Rostelecom and held them in treasury as of 31 December 2001. As a result of this transaction the Group's effective share in RTC-Leasing increased to 30%.

     During 2001, RTC-Leasing issued 10,000 preferred shares with a par value of 10 Rubles each and sold them at par to individuals, which were related parties to RTC-Leasing. No future service was required from the holders of the preferred shares. Preferred shares issued carried dividends amounting to the higher of 10% of the net income after taxation as disclosed in the Russian statutory accounts of RTC-Leasing and the dividends payable on ordinary shares. In connection with the issuance, the Group recognized 279 as compensation expense and recorded it in wages, salaries, other benefits and payroll taxes in the consolidated statement of income for the year ended December 31, 2001. In 2002, RTC-Leasing declared and paid preferred dividends in the amount of 109.

     In December 2002, the Board of Directors of RTC-Leasing approved a purchase of preferred shares. The purchase price of 191 was paid to the holders of preferred shares in December 2002. As a result of dividend payment and redemption of the preferred shares, the holders of preferred shares received additional compensation of 21. The share of the Group in that compensation amounted to 6 and was included in wages, salaries, other benefits and payroll taxes in 2002.

     In February 2002, RTC-Leasing issued and sold additional 3,964,714 ordinary shares at par value of 10 Rubles per share. The Company retained its direct interest in voting stock of RTC-Leasing of 27% by purchasing the respective part of issued shares.

     The additional issuance was made in accordance with trilateral agreement (the "Agreement") among: (1) Rostelecom and non-state pension fund "Rostelecom-Garantiya" (the "Initial shareholders"), (2) RTC-Leasing, and
     (3) a consortium of the shareholders (the "Consortium"). The Agreement called for certain actions aimed to increase capitalization of RTC-Leasing.

     Immediately after the issuance, the following companies were owners of ordinary shares of RTC-Leasing:

                                                                                               % of ordinary shares
     -------------------------------------------------------------------------------------------------------------------
     Rostelecom                                                                                               27.13
     Non-state pension fund "Rostelecom-Garantiya"                                                             3.03
     CB "Severo-Zapadniy Telecombank"                                                                         18.91
     Non-commercial partnership "The Telecommunications Development Research Center"
                                                                                                               2.82
     ZAO "Gamma-Invest"                                                                                       15.93
     ZAO "KFP-Finance"                                                                                        15.77
     RIB                                                                                                      15.93
     Treasury shares held by RTC-Leasing                                                                       0.48
     -------------------------------------------------------------------------------------------------------------------
     Total ordinary shares                                                                                   100.00
     -------------------------------------------------------------------------------------------------------------------

     CB "Severo-Zapadniy Telecombank" and Non-commercial partnership "The Telecommunications Development Research Center" are related parties of the Group as several representatives of Svyazinvest and its subsidiaries are directors of these companies.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     Shares owned by RIB, a wholly-owned subsidiary of RTC-Leasing, are treated as treasury shares. Accordingly, the Group's effective share in RTC-Leasing increased to 32.27%. The purchase of minority interest was accounted for using the purchase method. Negative goodwill of 74 was recognized in relation to this transaction and included in negative goodwill, net of current portion, in the accompanying consolidated balance sheet as of December 31, 2002.

     RTC-Leasing together with its subsidiaries operates primarily in leasing, and banking and investing segments. Effective December 1, 2003, the Group discontinued these segments as a result of discontinuance of RTC-Leasing (refer to Note 23).

     RTCL S.A. is a 100% subsidiary of RTC-Leasing established in 2000 under legislation of Switzerland. RTCL S.A. was established with the purpose to develop leasing activities of RTC-Leasing, maintain relationships with foreign vendors and fundraising activities. The results of operations and net assets of RTCL S.A. were consolidated by the Group from January 1, 2002 till December 1, 2003 (refer to Note 23).

     In April 2002, RTCL S.A. acquired from AT&T for a cash payment of USD 33 million (1,117 at the exchange rate at date of transaction) 94.9% of ordinary shares in telecommunications holding company RTDC and all rights under the loan receivable from RTDC of USD 48 million (1,615 at the exchange rate at date of transaction). As of the date of its acquisition, RTDC had significant investments in a number of Russian cellular telecommunications companies which depending on the intentions of management were accounted for as investments in associates (refer to Note
     8) or as investments available-for-sale (refer to Note 13). The acquisition was accounted for as business combination using the purchase method.

     In October 2002, RTCL S.A. purchased the remaining 5.1% shares of RTDC for a cash payment of USD 1.3 million (43 at the exchange rate at date of transaction) from International Finance Corporation. After this purchase, the Group owned 100% of voting shares of RTDC. This transaction was accounted for as purchase of minority interest using the purchase method. The results of operations and financial position of RTDC were consolidated by the Group in the accompanying financial statements beginning from April 2002 till December 1, 2003 (refer to Note 23).

     At the date of acquisition in April 2002, RTDC owned 50% of ordinary shares of Westelcom. The main activity of Westelcom is provision of international traffic transition services. Rostelecom owned remaining 50% of Westelcom ordinary shares, investment in which was treated as an investment in associate using the equity method of accounting. Therefore, in April 2002 the Group obtained control over financial and operating policies of Westelcom. Accordingly, the results of operations and financial position of Westelcom were consolidated by the Group beginning from April 2002.

     For the purpose of accounting for acquisition, the purchase price paid by the Group in April 2002 was split as follows:

     Amount attributable to acquisition of RTDC                      839
     Amount attributable to acquisition of Westelcom                 278
     --------------------------------------------------------------------
     Total purchase price                                          1,117
     --------------------------------------------------------------------

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     In April 2002, RTDC owned 92% of ordinary shares of AKOS, whose main activity constituted provision of cellular services in the Primorskiy region of Russia. Assets and liabilities of AKOS were included in purchase price allocation for RTDC. Accordingly, the results of operations and financial position of AKOS were consolidated by the Group beginning from April 2002 till December 1, 2003 (refer to Note 23).

     The excess of fair value of the acquired identifiable net assets of RTDC and AKOS over purchase price paid was identified as follows:

                                                              Acquisition of        Purchase of
                                                             94.9% of shares           minority
                                                                of RTDC             interest in RTDC        Total
     --------------------------------------------------------------------------------------------------------------
     Purchase price                                                     839                 43                882
     Transaction cost                                                     1                  -                  1
     --------------------------------------------------------------------------------------------------------------
     Total consideration                                                840                 43                883

     Fair value of identifiable assets and liabilities:
              Property, plant and equipment                              43                 37
              Long-term investments                                   2,063              1,163
              Other non-current assets                                    1                 13
              Accounts receivable                                       117                108
              Cash                                                        9                 34
              Other current assets                                       33                 98
              Short-term liabilities                                   (436)              (197)
              Long-term liabilities                                  (1,899)              (101)
                                                                    --------              -----
     Total net assets (liabilities)                                     (69)             1,155
     Share of the Group in net assets (liabilities)                    94.9%               5.1%
     acquired
     Fair value of acquired share of identifiable net                   (69)                59                (10)
     assets (liabilities)
     Indebtedness of RTDC acquired                                     1,615                  -             1,615
     --------------------------------------------------------------------------------------------------------------
     Negative goodwill                                                 (706)               (16)              (722)
     ==============================================================================================================

     As of December 31, 2002, Rostelecom and RTC-Leasing owned 25% and 40% of voting shares of RTComm.RU, respectively. In January 2003, RTComm.RU issued additional shares that resulted in an increase of interest of Rostelecom and RTC-Leasing in voting stock of RTComm.RU up to 31% and 49%, respectively. The additional issuance was accounted for as purchase of minority interest using the purchase method. Goodwill of 3 was recognized in relation to this transaction. Starting December 1, 2003, as a result of the discontinuance of business (refer to Note 23), Rostelecom owned 31% of voting shares of RTComm.RU. In the opinion of management, the Company continues to exercise control over the management, policies and day-to-day operations of RTComm.RU. The Company provides the major part of channels used by RTComm.RU for rendering of services to its customers. The activities of the RTComm.RU are being conducted on behalf of the Company according to its specific business needs so that the Company obtains benefits from the special purpose entity's operations and retains the majority of risks related to RTComm.RU. Therefore, the Company continues to consolidate the results of operations and financial position of RTComm.RU.

     In October 2002, Rostelecom purchased 50% of ordinary shares of Westelcom from RTDC for a cash payment of USD 15 million (489 at the exchange rate at date of transaction). This transaction was accounted for as purchase of minority interest using the purchase method. After completion of this

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     purchase, the share of the Company in net assets of Westelcom became equal to 100%.

     In March 2002, RTC-Leasing acquired 80% of ordinary shares of RIB for a cash payment of 93. Acquisition was accounted for using the purchase method. Accordingly, the results of operations and financial position of RIB were consolidated by the Group beginning from March 2002 till December 1, 2003 (refer to Note 23). In July 2002, RTC-Leasing acquired the remaining 20% for 11. This transaction was accounted for as purchase of minority interest using the purchase method. The purpose of the acquisition was diversification of activities and expanding the range of services provided by RTC-Leasing to its customers.

     The purchase price allocation to acquired identifiable net assets of Westelcom and RIB was calculated as follows:

                                                                   Acquisition of
                                                                       minority
                                                                     interest in
                                                                   Westelcom from
                                                     Acquisition     minority                   Acquisition of
                                                     of 50% of     shareholders    Acquisition    minority
                                                      Westelcom   of RTC-Leasing  of 80% of RIB  interest in RIB  Total
     -------------------------------------------------------------------------------------------------------------------
      Purchase price                                         278            330           93             11       712
      Pre-acquisition share in Westelcom                     553              -            -              -       553
     -------------------------------------------------------------------------------------------------------------------
      Total consideration                                    831            330           93             11     1,265

     Fair value of identifiable net assets and
     liabilities (*):
              Property, plant and equipment                  852            587            4              4
              Long-term investments                          131            178            -              -
              Other non-current assets                         -              -           10             11
              Accounts receivable                            139            124            -              -
              Cash                                            28              8        1,047            749
              Other current assets                            35             21          958          1,006
              Short-term liabilities                        (171)           (73)      (1,943)        (1,698)
              Long-term liabilities                          (60)           (20)          -               -
                                                         --------           ---      --------        ------
      Total net assets                                       954            825           76             72
      Share of the Group in net assets acquired              100%            23%          80%            20%
      Fair value of acquired share of identifiable           954            194           61             14     1,223
      net assets
     -------------------------------------------------------------------------------------------------------------------
      Goodwill                                              (123)           136           32             (3)       42
     ===================================================================================================================

     (*) - Except for a case of acquisition of 50% of Westelcom, in which identifiable assets and liabilities were measured at the aggregate of fair values to the extent of the Group's interest acquired in a business combination (50%), and the Company's share in the pre-acquisition carrying amounts (50%).

     The share of minority in the amount of cash paid by Rostelecom to RTDC for shares of Westelcom was used as purchase price for the purposes of accounting for acquisition of minority interest in Westelcom in October 2002.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     In November 2003, RTC-Leasing acquired 100% of ordinary shares of ZAO Stroitelnaya Kompania "Absolut" ("Absolut") for a cash payment of 715. Main activity of Absolut is rent of office premises. The acquisition was accounted for using the purchase method.

     Based on preliminary purchase price allocation, the excess of consideration paid over fair value of the acquired identifiable net assets of Absolut was identified as follows:

     Total consideration                                              715
     ---------------------------------------------------------------------

     Fair value of identifiable assets and liabilities:
              Property                                               581
              Accounts receivable                                     49
              Long-term liabilities                                  (72)
                                                                     ----
     Total net assets (100% acquired by the Group)                   558
     ---------------------------------------------------------------------
     Goodwill                                                        157
     =====================================================================


8.   INVESTMENTS IN ASSOCIATES

     Movements in investments in associates during the years ended December 31, 2003 and 2002 were as follows:

                                                                                     2003                    2002
------------------------------------------------------------------------------------------------------------------
   Beginning of year                                                               2,635                   1,239
   Additions                                                                           -                   2,123
   Dividends received                                                                (13)                    (97)
   Share in income/ (loss) before income taxes included in continuing                128                     (68)
   operations
   Share in income before income taxes included in discontinued operations            88                      79
   Share of income taxes included in continuing operations                           (92)                     (5)
   Share of income taxes included in discontinued operations                           3                     (18)
   Sale of investments                                                              (145)                      -
   Disposal of subsidiaries (refer to Note 23)                                      (223)                      -
   Acquisition of subsidiaries                                                         -                    (618)
------------------------------------------------------------------------------------------------------------------
   End of year                                                                     2,381                   2,635
==================================================================================================================

     Total gain / (loss) from associates presented in the consolidated statements of income is composed of the following:

                                                                                      2003        2002        2001
-------------------------------------------------------------------------------------------------------------------
Share in income/ (loss) of associates included in movements in investments in          128        (68)        (35)
associates
Income from GlobalTel                                                                   79          -           -
Share in income of EDN Sovintel from 1 January 2002 through the date of
disposal                                                                                 -        382           -
-------------------------------------------------------------------------------------------------------------------
Total gain /(loss) from associates (before tax)                                        207        314         (35)
-------------------------------------------------------------------------------------------------------------------

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     Total share in income taxes of associates presented in the consolidated statements of income is composed of the following:

                                                                                    2003        2002        2001
-----------------------------------------------------------------------------------------------------------------
Share in income taxes of associates included in movements in investments in           92           5         161
associates
Share in income taxes of EDN Sovintel from 1 January 2002 through the date
of disposal                                                                            -         110           -
-----------------------------------------------------------------------------------------------------------------
Total share in income taxes of associates                                             92         115         161
-----------------------------------------------------------------------------------------------------------------


     Investments in associates as of December 31, 2003 and 2002 were as follows:

                                                                   Voting share                2003        2002
                                                                       capital,            Carrying    Carrying
 Associate                       Main activity                                %              amount      amount
 ---------------------------------------------------------------------------------------------------------------
 ZAO Telmos                      Telecommunication services                  20               177         210
 OAO Moscow Cellular                                                                            -         145
 Communications ("MCC")          Mobile telecommunications                    -
                                                                    (2002: 45.5)
 OAO Delta Telecom               Mobile telecommunications                    -                 -         161
                                                                    (2002: 42.5)
 ZAO Uralwestcom                 Mobile telecommunications                    -                 -          67
                                                                      (2002: 49)
 Golden Telecom, Inc., USA       Telecommunication services
 ("Golden Telecom") (refer to                                             11.19             2,066       1,874
 Note 9)                                                              (2002: 15)
 ZAO Telecom - center            Telecommunication services                  45                46          40
 OAO MMTS-9                      Telecommunication services                  49                47          39
 GlobalTel                       Satellite telecommunications                51                 -           -
 Other                           Various                                                       45          99
 ---------------------------------------------------------------------------------------------------------------
 Total investments in associates                                                            2,381       2,635
 ===============================================================================================================

     All associates except for specially mentioned otherwise are registered in the Russian Federation.

     As of December 31, 2003, the shares of Telmos owned by Rostelecom were pledged.

     As of December 31, 2002, the Group owned 45.5% of shares of Moscow Cellular Communications ("MCC"), of which RTDC owned 22% and Rostelecom owned 23.5%. In November 2003, Rostelecom sold its 23.5% interest in MCC to ZAO Sky Link, which is a related party to RTC-Leasing, for a cash payment of 162. Gain on sale of 25 was included in income from sale of investments in the accompanying consolidated statement of income for the year ended December 31, 2003.

     The disposal of the remaining 22% ownership interest in MCC as well as a disposal of investments in Delta Telecom and Uralwestcom, owned by RTDC, was conducted through the divestiture of a business of RTC-Leasing on December 1, 2003 (refer to Note 23).

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     In September 2002, as a result of a sale of its 50% interest in EDN Sovintel to Golden Telecom, Inc. the Company acquired 4,024,067 ordinary shares of the latter (1,786 at average market quotes at the transaction date). Ordinary shares of Golden Telecom were valued at the average of NASDAQ closing quotes two days before and after the measurement date, which was determined to be September 5, 2002. Transaction costs amounted to 172. In connection with this sale, the Company recognized a gain of 1,733, which was included in income from sale of investments in the consolidated statement of income for the year ended December 31, 2002. In November 2002, two representatives of Rostelecom have been elected to the Board of Directors of Golden Telecom.

     At the date of exchange transactions, the Group's management believed that the Group had the ability to exercise significant influence over the financial and operating policies of Golden Telecom through representation on its Board of Directors. Accordingly, investment into Golden Telecom was accounted for using the equity method in the accompanying consolidated financial statements.

     The excess of purchase price paid for shares of Golden Telecom over the fair value of identifiable net assets acquired in amount of 762 was determined to be amortized over the period of 8 years. Amortization charge of 95 and 32 reduced gain from associates (before tax) for the years ended December 31, 2003 and 2002, respectively. The unamortized part of 635 and 730 was included in carrying amount of investment in Golden Telecom as of December 31, 2003 and 2002, respectively.

     During 2003, as a result of a number of transactions initiated by the shareholders of Golden Telecom, the Company's share in the voting stock of Golden Telecom experienced a dilution of 3.7% from 14.9% as of December 31, 2002 to 11.2% as of December 1, 2003. The dilution of interest was accounted for as sale of interest in the associate. Gain of 2 resulting from the dilution of interest was included in gain from associates in the accompanying consolidated statement of income for the year ended December 31, 2003. Management performed the analysis of the changes in the shareholders' structure of Golden Telecom during 2003, and concluded that Rostelecom continues to exercise significant influence over Golden Telecom. Subsequent to the year end, Golden Telecom declared dividends of which 47 are attributable to Rostelecom.

     The Group owns 51% of the ordinary shares of GlobalTel, a Russian closed joint stock company. GlobalTel was created in 1996 to provide access to a US-based global mobile satellite telephone network. Since the time of its launch, the global satellite network has experienced technical problems and low subscriber interest, as the result of which GlobalTel has only recently developed its operations beyond the development stage. The US owner of the satellite network also owns the remaining 49% of GlobalTel. The charter of GlobalTel, its by-laws and the way GlobalTel historically conducted its operations provide for substantive participation of both shareholders in the economic activities of GlobalTel. The minority shareholder has effective veto rights that would prevent the Group from causing GlobalTel to take an action that is significant in the ordinary cause of its business. Because effective control of GlobalTel does not rest with the Group, management accounts for the investment in GlobalTel under the equity method. The Group recognized share in net losses of GlobalTel of 467 in 2001. The Group did not recognize its share in losses of GlobalTel in 2003 and 2002 as the accumulated share in losses of GlobalTel exceeded the investment of the Group in GlobalTel. Loans and other accounts receivable from GlobalTel are fully provided for. Any receipts from GlobalTel are recognized as gain from associates in the period they are received.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     The summary of sale of investments in associates during 2003 is presented below:

                                                                   Proceeds     Carrying value            Gain
                                                                  from sale     of investments
---------------------------------------------------------------------------------------------------------------
Sale of shares of MCC                                                 162              (137)             25
Other                                                                   8                (8)              -
---------------------------------------------------------------------------------------------------------------
Total                                                                 170              (145)             25
===============================================================================================================

     The carrying amount of investments in associates in the accompanying consolidated financial statements is equal to the Group's share of underlying equity in the net assets of investee companies, except for the investments in Golden Telecom as of December 31, 2002, initial investment in which was valued at its market value. All associates have a December 31 year-end.

     Accounting policies of associates may not comply with accounting policies used by the Group in preparation of the accompanying consolidated financial statements. In the opinion of management, differences in accounting policies of associates do not materially affect the identification of the Group's share in income (loss) of associates.

9.   LONG-TERM FINANCIAL INVESTMENTS

     Long-term financial investments as of December 31, 2003 and 2002 comprised the following:

                                                                       2003               2002
-----------------------------------------------------------------------------------------------
Loans provided to associates and other companies                          -                204
Loans provided to customers                                               -                 69
Notes receivable                                                         29                165
Other long-term financial investments                                    97                140
-----------------------------------------------------------------------------------------------
Total long-term financial investments                                   126                578
===============================================================================================

     As of December 31, 2002, loans provided to associates and other companies included loans provided by the Group to Uralwestcom (refer to Note 8) of 31.

     As of December 31, 2002, loans provided to customers represented loans provided by RIB to Russian companies, mainly telecommunication and industrial, and to individuals.

     As of December 31, 2002, other long-term financial investments include investment in Volga Telecom of 139, which are stated at fair value. As of December 31, 2003 and 2002 other long-term financial investments include investment in OAO Sberbank of Russia of 60 and nil, respectively, which are stated at fair value.

10.  GOODWILL AND NEGATIVE GOODWILL

     Goodwill was recognized in connection with acquisition of Westelcom and RIB in 2002 and Absolut in 2003 and represents the excess of the purchase price paid over fair value of identifiable net assets acquired.

     Negative goodwill resulted from acquisition of interest in RTDC in 2002 and changes in ownership interest in RTC-Leasing during 2002. It represented the excess of fair value of the net identifiable assets acquired over the purchase consideration paid.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     Goodwill and negative goodwill are amortized using straight-line method over periods ranging from 3 to 10 years, except for goodwill and negative goodwill related to investments available-for-sale, which is amortized to income when the underlying investments are sold.

     Amortization of goodwill and negative goodwill is included in administration and other cost, except for amortization of goodwill and negative goodwill related to available-for-sale investments, which is included in income from sale of investments in the consolidated statements of income.

     Changes in amounts of goodwill and negative goodwill during the year ended December 31, 2003 were as follows:


                                                                                    Negative       Negative
                                                                                   goodwill,      goodwill,
                                                                                  short-term      long-term
                                                                    Goodwill         portion        portion
------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001                                           -               -              -
Addition due to acquisition of subsidiaries                             (91)           (540)          (166)
Additions due to purchase of minority interest                          133             (16)           (74)
Amortization                                                             (3)             85
Balance as of December 31, 2002                                          39            (471)          (240)
------------------------------------------------------------------------------------------------------------
Additions due to acquisition of subsidiaries                            157                -              -
Additions due to purchase of minority interest                            4                -              -
Reclassification of negative goodwill                                     -             (51)            51
Amortization   of   negative   goodwill   due   to   sale   of
available-for-sale investments (refer to Note 13)                          -            455               -
Amortization                                                            (14)             51               -
Disposal of subsidiaries (refer to Note 23)                            (169)             16            189
------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2003                                          17               -              -
============================================================================================================

11.  LEASE RECEIVABLES

     As discussed in Note 7, the principal activity of RTC-Leasing is the leasing of equipment to telecommunication companies. Prior to 2002, the Company was a principal lessee of such equipment. During 2002, RTC-Leasing concluded a number of new agreements with companies, other than Rostelecom, primarily with regional telecommunication subsidiaries of OAO Svyazinvest (see also Note 29), and with certain non-related entities.

     As of December 31, 2002, lease receivables comprised the following:

     Gross investment in leases                                    4,200
     Less: unearned finance lease income                          (1,508)
     ----------------------------------------------------------------------
     Net investment in leases                                      2,692
     Equipment purchased for leasing purposes                      1,303
     ----------------------------------------------------------------------
     Total lease receivables                                       3,995
     ======================================================================
     Including:
        Non-current portion of lease receivables                   2,713
     ----------------------------------------------------------------------
        Current portion of lease receivables                       1,282
     ======================================================================

     Current portion of lease receivables as of December 31, 2002 is included in accounts receivable in the accompanying balance sheet (refer to Note 12).

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------

     As a result of discontinuance of the leasing segment in 2003 (refer to Notes 7 and 23), there are no lease receivables reported in the accompanying balance sheet as of December 31, 2003.

12.  ACCOUNTS RECEIVABLE, NET

     Accounts receivable as of December 31, 2003 and 2002 comprised the following:

                                                                                          2003             2002
----------------------------------------------------------------------------------------------------------------
Trade accounts receivable                                                               7,594            7,192
Less: allowance for doubtful trade accounts receivable                                 (2,406)          (2,214)
----------------------------------------------------------------------------------------------------------------
Trade accounts receivable, net                                                          5,188            4,978
Prepayments                                                                               425              218
Prepaid taxes                                                                           2,030            1,447
Current portion of lease receivables                                                        -            1,282
Other accounts receivable                                                                 931              921
Less: allowance for doubtful other accounts receivable                                   (283)            (229)
----------------------------------------------------------------------------------------------------------------
Other accounts receivable, net                                                          3,103            3,639
----------------------------------------------------------------------------------------------------------------
Total accounts receivable, net                                                          8,291            8,617
================================================================================================================

     Trade accounts receivable, net of allowances for doubtful accounts, include amounts totaling 761 (2002: 1,027) due from foreign telecommunications operators which are denominated in foreign currencies, principally represented by Special Drawing Rights ("SDR") and US dollars, and amounts totaling 3,181 (2002: 2,685) due from local telephone operators. As of December 31, 2003 and 2002, the carrying value of trade accounts receivable approximated their fair value.

     The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2003, 2002 and 2001:

                                                                          2003              2002            2001
-----------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                              2,443             1,825           2,201
Impact of inflation on opening balance                                      -              (240)          (348)
Provision for /(recovery of) doubtful accounts receivable                 339               863            (28)
Accounts receivable written-off                                           (93)               (5)             -
-----------------------------------------------------------------------------------------------------------------
Balance, end of year                                                    2,689             2,443           1,825
=================================================================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


13.  SHORT-TERM INVESTMENTS

     Short-term investments include investments available-for-sale, which are stated at fair value. Short-term investments comprised the following as of December 31, 2003 and 2002:

                                                                                          2003             2002
----------------------------------------------------------------------------------------------------------------
Baykalwestcom                                                                              -              410
Eniseytelecom                                                                              -              420
Nizhogorodskaya Cellular Communication ("NCC")                                             -              802
VEB bonds (USD denominated)                                                              199              197
Eurobonds (USD denominated)                                                                -              127
Liquid bills of exchange                                                               1,855            2,085
Bonds of the companies of the Svyazinvest Group  (Ruble denominated)                       -               69
Other corporate securities (Ruble denominated)                                             -               51
Short-term deposits                                                                      700                -
Other                                                                                      1              414
----------------------------------------------------------------------------------------------------------------
Total short-term investments                                                           2,755            4,575
================================================================================================================

     Liquid bills of exchange as of December 31, 2003 include promissory notes of the following companies of the Svyazinvest Group:

                                                        Carrying value
-----------------------------------------------------------------------
OAO Dalsvyaz                                                      12
OAO Centertelecom                                                  2
OAO Sibirtelecom                                                   2
-----------------------------------------------------------------------
                                                                  16
=======================================================================

     Investments in Baykalwestcom (49% of voting shares), Eniseytelecom (49% of voting shares) and NCC (50% of voting shares) were acquired by the Group as part of the acquisition of RTDC (Note 7) with the intent to be sold in the near future. In the first half of 2003, RTDC sold its investments in these companies to other subsidiaries of OAO Svyazinvest with the following results:

                                            Proceeds     Carrying value        Amortization of
                                           from sale     of investments       negative goodwill    (Loss)/gain
----------------------------------------------------------------------------------------------------------------
Baykalwestcom                                  267              (410)                    111             (32)
Eniseytelecom                                  393              (420)                    117              90
NCC                                            632              (802)                    227              57
----------------------------------------------------------------------------------------------------------------
Total                                        1,292            (1,632)                    455             115
================================================================================================================

     Gain/(loss) from sale of investments was included in net loss from discontinued operations, net of tax, in the consolidated statement of income for the year ended December 31, 2003.

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     Vnesheconombank (VEB) bonds are bearer securities guaranteed by the Ministry of Finance of Russia, and are commonly referred to as "MinFin Bond". The bonds carry an annual coupon interest rate of 3%.
     Vnesheconombank bonds are stated at market value based on quotations obtained from the over the counter market.

     The Group invests temporarily available funds in bills of exchange issued by various Russian companies maturing within 12 months after the balance sheet date or with no fixed maturity, which the Group plans to sell during the next year. The bills of exchange bear interest in the range from 5% to 17.5% and are denominated in Rubles, as well as in foreign currencies. The Group uses bills of exchange as a financial instrument primarily for the purpose of receiving financial income.

14.  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents as of December 31, 2003 and 2002 included cash on hand and at bank accounts as follows:

                                                      2003             2002
-----------------------------------------------------------------------------
Cash on hand                                              2               19
Cash at bank - Rubles                                 1,736              227
Cash at bank - Foreign currencies                       236              572
Short term deposits - Rubles                            405            1,447
                        - Foreign currencies            147               96
Current account with the Central Bank of Russia           -              433
Obligatory reserves with the Central Bank of Russia       -              171
Time deposit with the Central Bank of Russia              -              355
Letters of credit                                         -              322
Other                                                     3                -
-----------------------------------------------------------------------------
Total                                                 2,529            3,642
=============================================================================

     As of December 31, 2003, cash at bank in foreign currencies included amounts of 105 (2002: 120) held in escrow accounts on behalf of providers of loans to the Company.

15.  SHAREHOLDERS' EQUITY

     Share capital

     The authorized share capital of the Company as of December 31, 2003 and 2002 comprised 1,634,026,541 ordinary shares and 242,832,000 non-redeemable preferred shares. The par value of both ordinary and preferred shares amounted to Rbl 0.0025 per share.

     As of December 31, 2003 and 2002, the issued and outstanding share capital was as follows:

                                                          Number of shares       Nominal value  Carrying amount
----------------------------------------------------------------------------------------------------------------
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
================================================================================================================

There were no transactions with own shares during 2003, 2002 and 2001.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     The Board of Directors of Rostelecom is authorized under its Charter to issue additional ordinary shares up to the total of the authorized share capital without further approval of shareholders.

     The nominal share capital of the Company recorded on its incorporation has been indexed, to account for the effects of inflation from that date. The share capital in the Russian statutory accounts at December 31, 2003 and 2002 amounted to 2,428,819 nominal Rubles.

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

     Preferred shares carry dividends amounting to the higher of 10% of the net income after taxation of the Company as reported in the Russian statutory accounts divided by the number of preferred shares and the dividends paid on one ordinary share. If the holders of preferred shares receive dividends of less than 10% of the net income after taxation as reported in the Russian statutory accounts, no dividends to the holders of ordinary shares are declared. Owners of preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partly) dividends on preferred shares has been taken.

     In a case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to number of owned shares.

     Distributable earnings of all entities included in the Group are limited to their respective retained earnings, as mandated by statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2003 and 2002 amounted to 14,452 and 6,797, respectively.

     Treasury Shares

     In accordance with the Company's Charter, Rostelecom is permitted to repurchase, on the open market, ordinary and preferred shares as long as 90% of the nominal value of its issued Charter Capital remains in circulation. Repurchased shares must either be sold or cancelled within one year of being purchased.

     Dividends

     Dividends payable to holders of preferred and ordinary shares in respect of the years ending December 31, 2002 and 2001 were as follows:

                                              2002           2001
--------------------------------------------------------------------
Dividend - preferred shares                    310            235
Dividend - ordinary shares                     396            164
--------------------------------------------------------------------
                                               706            399
====================================================================

                                               Rbl            Rbl
Dividend per preferred share                  1.27           0.96
====================================================================
Dividend per ordinary share                   0.54           0.22
====================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


On June 26, 2004 the Annual General Shareholders' Meeting declared dividends in respect of 2003. Ordinary shares dividends amounted to 0.88 Ruble per share
(640) and dividends on the preferred shares amounted to 3.25 Ruble per share
(790). The accompanying consolidated financial statements do not reflect the dividend payable in respect of 2003, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2004.


16.  MINORITY INTEREST

                                                                                     2003        2002       2001
-----------------------------------------------------------------------------------------------------------------
At beginning of year                                                              2,825        1,929      1,530
Minority interest in net assets of acquired subsidiaries                              -          224           -
Minority interest in net income/ (loss) of subsidiaries                              70          (82)          -
- continuing operations
Minority interest in net income of subsidiaries -                                   650        1,153        322
discontinued operations (refer to Note 23)
Minority effect of preferred shares  issued by subsidiary                             -            -        279
Dividends paid to minority shareholders of subsidiaries                             (29)        (129)         -
Purchase of minority interest                                                        (3)         (79)      (202)
Re-purchase of own preferred shares by a subsidiary                                    -        (191)         -
Minority interest in discontinued subsidiaries (refer to Note 23)                (3,322)           -          -
-----------------------------------------------------------------------------------------------------------------
At the end of year                                                                  191        2,825      1,929
=================================================================================================================


17.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consisted of the following as of December 31, 2003 and 2002:

                                                     2003           2002
---------------------------------------------------------------------------
Trade accounts payable                             3,122           3,114
Accrued expenses                                     156           1,865
Compensation related accruals                        183             135
Dividends payable                                     49              48
---------------------------------------------------------------------------
Total accounts payable and accrued expenses        3,510           5,162
===========================================================================

     As of December 31, 2003, trade accounts payable included amounts totaling 1,326, which are denominated in foreign currencies, principally represented by Special Drawing Rights and US Dollars (2002: 1,832).

     Trade accounts payable as of December 31, 2003 include accounts payable to RTC-Leasing of 520, which were repaid in 2004 (refer to Note 34).

     Trade accounts payable as of December 31, 2003 include lease payable by RTComm.RU to RTC-Leasing of 147. The non-current portion of lease payable of 79 is included in non-current accounts payable in the accompanying consolidated balance sheet as of December 31, 2003, and matures in 2005.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


18.  INTEREST BEARING LOANS

     The interest bearing loans as of December 31, 2003 and 2002 were as follows:

Maturity                                                  2003             2002
--------------------------------------------------------------------------------

Current portion of interest bearing loans                1,932            4,529
--------------------------------------------------------------------------------

Between one to two years                                 1,088              919
Between two to three years                                 518              641
Between three to four years                                 35              479
Between four to five years                                   -              278
--------------------------------------------------------------------------------
Non-current portion of interest bearing loans            1,641            2,317
--------------------------------------------------------------------------------

Total interest bearing loans                             3,573            6,846
================================================================================

     As of December 31, 2003 and 2002, interest bearing loans, which are mostly denominated in foreign currencies, were as follows:


                                                Note       2003          2002
------------------------------------------------------------------------------
US Dollars (US$)                                (a)       2,639           826
Japanese Yen (JPY)                              (b)         245         3,089
EURO                                            (c)          34           150
                                                        ----------------------
Foreign currency denominated loans                        2,918         4,065

Russian Ruble denominated loans                 (d)         655         2,781
------------------------------------------------------------------------------

Total interest bearing loans                              3,573         6,846
==============================================================================

As of December 31, 2003, the Group had the following loans outstanding:

a) This includes the following amounts:

     o US$ 7.68 million (226) on a credit agreement between Rostelecom and Sumitomo Corporation entered into in March 1997. The loan is secured by the related equipment with carrying value of 1,873 and by cash balances deposited in designated escrow accounts, and is repayable in quarterly installments with the final payment due not later than July 2005. Interest is payable at LIBOR plus 3.2%. The purpose of the loan is financing of construction of fiber optic cable line Novosibirsk - Khabarovsk. Current portion is 189.

     o US$ 81.9 million (2,413) on promissory notes issued to Alfa-bank in 2003. In June 2003, according to the Government decision #221 dated April 16, 2003, Rostelecom's overdue debt (with a principal of 11,601 million Japanese Yen (2,976 at the exchange rate as of June 30, 2003) and accrued interest of 20) payable to Vnesheconombank, acting as an agent of the Ministry of Finance of Russian Federation, was restructured by converting it into promissory notes issued to Alfa-Bank. Upon conversion, the carrying amount of debt amounted to US$ 98.6 (2,991 at the exchange rate as of June 30, 2003). As a result of conversion, Rostelecom's principal debt to the Ministry of Finance and interest accrued thereon were repaid in full. Upon extinguishment of debt to the Ministry of Finance, the Company ceased to be in technical default in respect of this debt. According to the Ministry of Finance's resolution dated September 16, 2003, fines and penalties of 2,837 million Japanese Yen (749 at the exchange rate as of date of transaction) due from Rostelecom were forgiven and written off.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     In connection with this transaction the gain of 752 was recognized and included in other non-operating income in the consolidated statement of income (refer to Note 24). The promissory notes to Alfa-Bank are repayable within 36 months in six semi-annual installments, beginning from December 2003, and bear interest of 5.94% per annum. Promissory notes amounting to 982 were included in the current portion of interest bearing loans.

b) This includes the following amounts:

     o JPY 9.36 million (3) within a credit line provided by Vneshtorgbank with maximum amount of JPY 105 million open through February 25, 2005. The facility bears annual interest rate of 5.75%. To secure the debt, the Company pledged its telecommunication equipment with carrying value of 43. The final payment date on this credit line is to be not later than February 26, 2007. 3 relates to current portion.

     o JPY 880.13 million (242) within a credit line provided by Vneshtorgbank with maximum amount of JPY 880.13 million open through February 25, 2005. The facility bears annual interest rate of 5.75%. To secure the debt, the Company pledged its telecommunication equipment with carrying value of 242. The final payment date on this credit line is to be not later than February 26, 2007. 69 relates to current portion.

c) This includes the following:

     o EURO 0.927 million (34) on a credit agreement between Rostelecom and Vnesheconombank entered into in June 1995. It is repayable in semi-annual installments of EURO 0.46 million each with a final payment due not later than August 2004. The loan was taken for the purchase of EWCD automatic switches. The loan is secured by guarantee of Government of Russia. 34 relates to current portion.

d) This includes the following:

     o 655 on a credit agreement between Rostelecom and RTDC. The loan, with principal amount of 777, was assigned by RTC-Leasing to RTDC in accordance with the assignment agreement entered into in December 2003. Total amount relates to current portion. The loan was fully repaid in April 2004 (refer to Note 34).

As of December 31, 2003 and 2002, the weighted average interest rates of loans were 6.3% and 11.7%, respectively. Under IAS 39, "Financial Instruments:
Recognition and Measurement", loans should be reflected in the financial statements at amortized cost, i.e. the amount at which they were measured at initial recognition less principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount. The carrying amount of interest bearing loans equals their amortized cost.

The Group does not utilize financial instruments to hedge against its exposure to fluctuations in interest and foreign exchange rates.

During October - November 2002, the Group early extinguished the loan payable to Siemens AG of EURO 31.6 million (986 at the exchange rate as of December 31, 2002). The transaction involved RTCL Cyprus and T&IB Equities (Cyprus) Limited, the subsidiary of the commercial bank Trust Bank (Russia). Gain from the transaction of 230 was included in other non-operating income in the consolidated statement of income for the year ended December 31, 2002 (refer to Note 24).

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     There are no specific affirmative or negative covenants (including financial covenants) under the existing loan agreements. There were no loans in default as of December 31, 2003.


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

     In November 2002, RTC-Leasing issued 1,500,000 bonds with par value of 1,000 Rubles each and sold them at par. The bonds mature in November 2004 with early redemption option exercisable in November 2003. The early redemption option was not exercised by the bonds' holders. Annual interest on bonds is 18% and 16% for the first and second years, respectively, payable semi-annually. Interest accrued up to December 31, 2002 was included in short-term borrowings as of December 31, 2002. The principal amount of the bonds of 1,485 is included in short-term borrowings in the accompanying consolidated balance sheet as of December 31, 2002. The outstanding amount of bonds as of December 31, 2003 was nil due to disposal of the subsidiary.


20.  INCOME TAXES

     The components of net deferred tax assets and liabilities at December 31, 2003 and 2002, and the respective movements during 2003, were as follows:

                                                                    Movement during
                                                     December 31,          the year   December 31,
                                                             2002                             2003
 --------------------------------------------------------------------------------------------------

 Tax effects of future tax deductible items:

 Accounts payable and accrued liabilities                     224               70            294
 Accounts receivable                                            -               37             37
 Investment valuation difference                                -               44             44
 Other                                                          -                3              3

 ------------------------------------------------------------------------------------------------
 Gross deferred tax asset                                     224              154            378
 ------------------------------------------------------------------------------------------------

 Tax effects of future tax liability items:
 Property, plant and equipment, net                         8,704           (1,014)         7,690
 Accounts receivable                                          192             (192)             -
 Investment valuation difference                              449             (449)             -
 Leasing arrangements                                       1,015             (620)           395
 Other                                                        167             (167)             -
 -----------------------------------------------------------------------------------------------
 Gross deferred tax liability                              10,527           (2,442)         8,085
 -----------------------------------------------------------------------------------------------
 Net deferred tax liability                                10,303           (2,596)         7,707
 ===============================================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


Differences between IFRS and statutory taxation and reporting regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting and profits tax purposes. The tax effect of these temporary differences is recorded at the rate of 24%, 18%, 35% and 4.25% applicable to the Company and its subsidiaries incorporated in Russia, Switzerland, the United States of America and Cyprus, respectively.

The net movement of deferred tax assets and liabilities was as follows during the year ended December 31, 2003:

                                                                                       2003
--------------------------------------------------------------------------------------------
Deferred tax benefit (Note 25)                                                       1,721
Deferred tax benefit of disposed subsidiaries                                          373
Deferred tax liabilities of acquired subsidiaries                                     (71)
Deferred tax liabilities of disposed subsidiaries                                      441
Deferred tax benefit allocated to discontinued operations (refer to Note 23)           132
--------------------------------------------------------------------------------------------
Total movement during the year                                                       2,596
============================================================================================

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred income tax assets and deferred income tax liabilities relate to the income taxes levied by the same fiscal authority on the same taxable entity.

Income taxes payable and receivable as of December 31, 2003 and 2002 were as follows:

                                                    2003            2002
-------------------------------------------------------------------------
Income tax payable                                 (118)           (184)
Income tax receivable                               433             818

Income taxes payable and receivable are included in taxes payable and other accounts receivable, respectively, in the accompanying consolidated balance sheets.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


21.  REVENUE

Revenue comprised the following for the years ending December 31, 2003, 2002 and 2001:

                                                         2003             2002             2001
------------------------------------------------------------------------------------------------
Revenue from local operators
Telephone - international                              5,171            5,025            5,364
Telephone - national                                   9,292            5,895            5,016
Other income from local operators                      1,952            1,838            1,760
------------------------------------------------------------------------------------------------
                                                      16,415           12,758           12,140
------------------------------------------------------------------------------------------------

Revenue from subscribers
Telephone - international                              3,027            3,462            4,951
Telephone - national                                   3,678            3,513            3,697
Internet access                                        1,060              849                -
Rent of telecommunications channels to subscribers       853              712              639
Television and radio transmission                        584              546              558
Cellular services                                        117               89                -
------------------------------------------------------------------------------------------------
                                                       9,319            9,171            9,845
------------------------------------------------------------------------------------------------

Revenue from foreign operators
Telephone                                              3,871            4,250            6,018
Telex, telegraph and other                               431              622              571
Rent of telecommunications channels                      181              228              263
------------------------------------------------------------------------------------------------
                                                       4,483            5,100            6,852
------------------------------------------------------------------------------------------------

Other revenue                                          1,673              860            1,236
------------------------------------------------------------------------------------------------
Total revenue                                         31,890           27,889           30,073
================================================================================================

Effective August 1, 2003, the Anti-Monopoly Ministry abolished the use of the Integral Settlement Rate ("ISR") for settlements between Rostelecom and other domestic operators. Under the new settlements system, Rostelecom began to bill other operators originating domestic long-distance ("DLD") calls using the Linear Settlement Rate ("LSR") regulated by the Anti-Monopoly Ministry of the Russian Federation and to pay to other operators terminating the calls the termination fee calculated using the Termination Settlement Rate ("TSR") also regulated by the Anti-Monopoly Ministry.

Prior to August 1, 2003, revenues and expenses related to DLD calls were recognized on the basis of ISR, i.e. on the net basis. The introduction of the new settlements system represents a change in business practice resulting in new accounting for changed practice. The pro-forma information calculated on the basis of the new settlement system as if it was applied effective January 1, 2001 is presented below.

                                                                       2003               2002            2001
                                                                (unaudited)        (unaudited)     (unaudited)
----------------------------------------------------------------------------------------------------------------
Revenue from local operators: telephone - national                  12,396             11,159           8,239
Charges by network operators - national                             (7,623)            (6,985)         (5,497)


OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


22.  SEGMENT INFORMATION

     In years prior to 2002, the Group operated in one industry segment, being the provision of intercity and international telecommunication services in the Russian Federation. There were no banking and investing operations, while leasing operations outside the Group were immaterial.

     In 2002 and the most part of 2003, the Group operated in three industry segments, net income of which is presented below:


                  Telecommunications         Leasing      Banking and Investing
--------------------------------------------------------------------------------
2003                          3,639          (3,036)                       (73)
2002                          2,929          (2,776)                       525
2001                          6,872          (2,265)                          -

     As a result of divestiture of business of RTC-Leasing and discontinuance of the leasing, banking and investing segments (refer to Notes 7 and 23), effective December 1, 2003 the Group operates in one industry segment, being the provision of intercity and international telecommunication services in the Russian Federation. The results of this segment and assets and liabilities as of December 31, 2003 are presented in the consolidated statements of income and the consolidated balances sheet, respectively.

     The aggregate leasing and banking and investing segments' results, assets and liabilities are presented in Note 23.

     An analysis of revenue by service type is disclosed in Note 21. A geographical analysis of revenue by the country or region of the customer for the years ending December 31, 2003, 2002 and 2001 is as follows:

                                                          Western        Eastern
                    Russia         CIS           USA       Europe         Europe             Others       Total
----------------------------------------------------------------------------------------------------------------

2003                26,767       2,926           220              862             252           863      31,890
2002                22,789       2,846           403              881             240           730      27,889
2001                23,221       3,752           375            1,448             419           858      30,073

     Leasing and banking and investing segments' revenue was principally earned in Russia.

     The Group had no individual customers, other than the Government of the Russian Federation and its related parties (see Note 29), that accounted for greater than 10% of its revenue during the years ended December 31, 2003, 2002 and 2001.

     Substantially all of the Group assets are located within the territory of the Russian Federation.


23.  DISCONTINUED OPERATIONS

     As part of management's efforts to concentrate on the Company's core business segment and as part of the Company's drive to decrease total debt, effective December 1, 2003, the Company discontinued two of its components represented by the leasing and banking and investing business segments. The operations in these business segments were conducted through RTC-Leasing and its subsidiaries.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     The results of operations and loss on discontinuance of the above mentioned business segments of 3,109, net of income tax expense of 343, was included in the accompanying consolidated statement of income for the year ended December 31, 2003 and reported in discontinued operations. The comparative results of operations of the discontinued segments for the years ended December 31, 2001 and 2002 are re-presented in the accompanying statements of income, to conform to the current year presentation.

     In February 2002, RTC-Leasing performed an additional issuance of ordinary shares which was made in accordance with trilateral agreement (the "Shareholders' Agreement") between Rostelecom and non-state pension fund Rostelecom-Garantiya (the initial shareholders in RTC-Leasing), RTC-Leasing and a consortium of new shareholders in RTC-Leasing (the "Consortium"). After this additional issuance of shares, Rostelecom, Rostelecom-Garantiya and the Consortium owned 32.27%, 3.60% and 64.13%, respectively, of outstanding ordinary voting shares of RTC-Leasing.

     Under the Shareholders' Agreement, the control over RTC-Leasing was to pass to the Consortium after the latter performs certain actions intended to increase capitalization and investing attractiveness of RTC-Leasing. The Shareholders' Agreement defined in general the obligations of the Consortium. The Consortium was to expand customer base of RTC-Leasing, to develop new lease contracts for the amount of US$330 million, to facilitate financing and increase effectiveness of the business of RTC-Leasing.

     To define specific obligations of the Consortium, the parties re-negotiated the terms of the Shareholders' Agreement and signed in May 2003 an additional agreement (the "Additional Agreement") which stipulated that the Consortium is obliged to perform certain actions which should have resulted in the following within timeframe specified:

     o Decreasing Rostelecom's future lease payments to RTC-Leasing by the amount not less than 1,800, including 300 of VAT, within 6 months;
     o Selling shares of RTC-Leasing owned by Rostelecom and non-state pension fund Rostelecom-Garantiya for total amount of proceeds not to be less than 750 within 6 months;
     o Cancellation of all guarantees and pledges provided by Rostelecom in respect of loans payable by RTC-Leasing within 12 months.

     Rostelecom continued to maintain control over RTC-Leasing through its right to appoint the majority of the board of directors of RTC-Leasing until the Consortium fulfills its obligations under the Additional Agreement. In addition, Rostelecom and Rostelecom-Garantiya had the right to purchase from the Consortium at par value all the shares in RTC-Leasing issued to the Consortium if the Consortium did not fulfill its obligations on decreasing future lease payments and selling of shares by November 30, 2003.

     The discontinuance of the leasing and banking and investing business segments was executed in a series of transactions that constituted an exchange, involving cash consideration, by the Company of its controlling interest in RTC-Leasing to an additional interest in certain items of telecommunications equipment previously owned by RTC-Leasing. To execute this the following actions were undertaken.

     On October 24 and 27, 2003, Rostelecom sold all of its shares in RTC-Leasing to the third party for 740.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     On October 2, 2003 and on December 26, 2003, Rostelecom and RTC-Leasing signed agreements restructuring the future lease payments of Rostelecom to RTC-Leasing of 6,018, including VAT of 918. Before the restructuring, the liabilities were payable through 2012. As a result of the restructurings, 3,705 became due on January 28, 2004, and 2,313 became due on January 30, 2034.

     Before December 31, 2003, Rostelecom effectively paid to RTC-Leasing the amount of 3,520 by purchasing promissory notes issued by RTC-Leasing. The amount due under the promissory notes was offset against the restructured lease obligation due on January 28, 2004.

     On January 29, 2004, Rostelecom and RTC-Leasing signed an agreement replacing the restructured lease obligation of 2,313 due in 2034 with a loan payable by Rostelecom to RTC-Leasing in 2038 bearing interest at a rate of 0.1% per annum. Upon execution of this step, the title to the equipment passed from RTC-Leasing to Rostelecom.

     On February 12, 2004, Westelcom and RTC-Leasing executed a loan assignment agreement under which Westelcom purchased from RTC-Leasing all rights to the loan for 368, including VAT of 57.

     Managements of Rostelecom and RTC-Leasing finalized negotiating the above series of transactions by December 1, 2003. On December 1, 2003, the Company accepted the performance by the Consortium of its obligations under the Additional Agreement. The settlements continued through April 2004 due to the timing requirements for formal approvals of certain transactions.

     The results of operations and cash flows of RTC-Leasing were included in the accompanying consolidated financial statements through December 1, 2003. Net income of the discontinued business segments for the period starting from late October 2003, the date the Company transferred legal ownership of its voting shares of RTC-Leasing, through December 1, 2003 was allocated to minority interest in full. Amounts payable by the Company to RTC-Leasing were recorded in the accompanying consolidated balance sheet as of December 31, 2003 at fair value determined as actual amounts paid by Rostelecom and Westelcom to RTC-Leasing in January-April 2004.

     The accompanying statements of income for the years ended December 31, 2003, 2002 and 2001 include as discontinued operations the post-tax results of operations of the discontinued business segments, which comprised the following:

                                                                            2003         2002            2001
---------------------------------------------------------------------------------------------------------------
Revenue                                                                     837          252             196
Operating expenses                                                         (577)        (431)           (513)
Other losses, net of gains                                               (1,021)        (329)         (1,037)
---------------------------------------------------------------------------------------------------------------
Loss before tax and minority interest                                      (761)        (508)         (1,354)
---------------------------------------------------------------------------------------------------------------
Income tax expense                                                         (300)        (590)           (589)
Minority interest in the results of discontinued operations                (650)      (1,153)           (322)
Loss recognized on disposal                                                (804)           -               -
Income tax expense recognized on disposal                                  (175)           -               -
Write-down of carrying amount of additional interest in fixed              (551)           -               -
assets acquired to fair value
Income tax benefit recognized on the write-down to fair value               132            -               -
---------------------------------------------------------------------------------------------------------------
Net loss from the discontinued operations                                (3,109)      (2,251)         (2,265)
===============================================================================================================

     The write-down of property, plant and equipment in the amount of 551 represents the difference between the carrying amount of the telecommunication equipment, as restated for hyperinflation (refer to Note
     4), and its respective fair value determined by the reference to the replacement cost of this equipment.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     The net cash flows for the years ended December 31, 2003, 2002 and 2001 pertaining to the discontinued business segments as reported in the accompanying consolidated statements of cash flows, were as follows:

                                                                            2003         2002            2001
---------------------------------------------------------------------------------------------------------------
Cash flows from the discontinued operations:
Net cash used in operating activities                                    (7,362)      (5,858)         (3,379)
Net cash (used in)/ provided by investing activities                     (2,380)         596            (126)
Net cash provided by/ (used in) financing activities                      7,011        2,062          (1,069)

     Total assets and liabilities of discontinued operations other than cash and cash equivalents as of December 1, 2003 (before the disposition) and December 31, 2002 as reported in the accompanying consolidated financial statements, were as follows (by major categories):

                                                                         December 31,
                                                 December 1, 2003                2002
----------------------------------------------------------------------------------------

Lease receivables, non-current portion                    10,411               4,759
Long-term investments                                        132                 742
Other non-current assets                                   1,242                 490
Lease receivables, current portion                         2,257               2,843
Other current assets                                       4,652               2,687
----------------------------------------------------------------------------------------
Total assets                                              18,694              11,521
========================================================================================

Interest bearing loans, non-current portion               (5,192)             (2,042)
Other long-term liabilities                                 (477)               (991)
Interest bearing loans, current portion                   (7,033)             (3,126)
Other current liabilities                                 (2,265)             (2,853)
---------------------------------------------------------------------------------------=
Total liabilities                                        (14,967)             (9,012)
========================================================================================

     Cash and cash equivalents as of December 1, 2003 in subsidiaries disposed of were as follows:

Cash and cash equivalents of RTC-Leasing and its subsidiaries       1,057
Cash and cash equivalents held by Rostelecom in RIB                  (408)
-----------------------------------------------------------------------------
Total cash disposed of                                                649
=============================================================================


24.  OTHER NON-OPERATING INCOME, NET

     Other non-operating income consisted of the following for the years ended December 31, 2003, 2002 and 2001:


                                                                              2003          2002      2001
-------------------------------------------------------------------------------------------------------------
Unrealized gain on available-for-sale investments                              69            41        48
Fair value of contributions received                                          316           103         -
Gain on extinguishment of loans payable (refer to Note 18)                    752           230         -
Other non-operating gain / (loss), net                                         82           (74)       55
-------------------------------------------------------------------------------------------------------------
Total other non-operating income, net                                       1,219           300       103
=============================================================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     In July 2003, the Company received telecommunication equipment from a company, which is not a related party, free of charge. Fair value of the equipment was estimated as equal to 316. The Group recognized fair value of the contribution received in other non-operating income, since the contribution was unconditional and the equipment could be utilized to generate future revenue.

     In October 2002, the Company received telecommunication equipment from a company, which is not a related party, free of charge. Fair value of the equipment was estimated as equal to 103. The Group recognized fair value of the contribution received in other non-operating income, since the contribution was unconditional and the equipment could be utilized to generate future revenue.


25.  INCOME TAX EXPENSE

     The components of income tax expense for the years ended December 31, 2003, 2002 and 2001 were as follows:

                                                                       2003             2002              2001
---------------------------------------------------------------------------------------------------------------
Current tax charge                                                   2,002            2,363             2,305
Deferred tax benefit (Note 20)                                      (1,721)          (1,530)           (3,936)
Share in income taxes of associates (Note 8)                            92              115               161
---------------------------------------------------------------------------------------------------------------
Income tax expense /(benefit)                                          373              948            (1,470)
===============================================================================================================

     The reconciliation of the theoretical amount that would arise using the Russian statutory rates (24% for 2003 and 2002 and 35% for 2001) to the total actual income tax were as follows for the years ending December 31, 2003, 2002 and 2001:

                                                                        2003             2002             2001
---------------------------------------------------------------------------------------------------------------
Income tax expense at statutory rate                                    980              911            1,891
Non-temporary elements of monetary loss                                    -           1,439            3,186
Effect of change in tax rate on deferred tax balance                       -                -          (4,899)
Effect of lease arrangements between Rostelecom and
RTC-Leasing                                                            (620)            (931)          (2,930)
Non-deductible expenses                                                 261              973            3,643
Other non-temporary differences                                        (248)               -                -
Inflation effect on deferred tax balance at beginning of
year                                                                      -           (1,444)          (2,361)
---------------------------------------------------------------------------------------------------------------
Income tax expense /(benefit)                                           373              948           (1,470)
===============================================================================================================

     Other non-deductible expenses comprise various costs that are non-deductible for Russian profits tax purposes, including depreciation of certain property, plant and equipment, certain employee costs, promotional and sponsorship expenditures, travel expenditures in excess of certain statutory allowances and other expenses.

26.  EMPLOYEES

     The numbers of employees of the Group was equal to 26,742 as at December 31, 2003 (2002: 31,729).

     The Group makes payments to the Government pension fund for its employees. Such contributions are calculated using regressive scale and are charged to expense when incurred during the employee's service period.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     The Group agreed with the Central Committee of the Telecommunications Trade Union of Russia to make payments to employees with fifteen or more years service on retirement amounting to not less than two months' salary at the date of retirement. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. An accrual of 80, representing the net present value of the future benefits the Group expected to be paid, was included in compensation related accruals as of December 31, 2002. As of December 31, 2003, the Company ceased to use this pension plan and settled all its obligations. In relation to the plan curtailment, a gain of 121 was recognized and deducted from wages, salaries, other benefits and payroll taxes in consolidated statement of income for the year ended December 31, 2003.

     In addition, the Company participates in the non-state Joint Participation Program which is a pension plan with defined contributions. To participate in the program, individuals should be full-time employees of the Company and should enter into non-state pension insurance agreement with NPF "Telecom-Soyuz", which is the successor of NPF "Rostelecom-Garantiya".

     The Company also offers certain of its employees termination benefits which are payable by the Company to the pension fund upon employee's acceptance of voluntary termination pursuant to the offer.

     Total expenses of the Group related to the non-state pension plans amounted to 148 during the year ended December 31, 2003 (2002: 85, 2001: 167) and are included in wages, salaries, other benefits and payroll taxes in the accompanying consolidated statements of income.


27.  EARNINGS PER SHARE

     In accordance with IAS 33, "Earnings per share", the calculation of basic and diluted earnings per ordinary share is based on net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preferred shares) of 220 (2002: 443, 2001: 4,483) divided by the weighted average number of ordinary shares outstanding during the year of 728,696,320. Dividends on preferred shares are fully attributable to earnings from continuing operations.

     There are no potentially dilutive securities, therefore, diluted earnings per share equal basic earnings per share.

     Refer to Note 5 for the effects of application IAS 33, as revised, on earnings per share.


28.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


29.  RELATED PARTY TRANSACTIONS

     (a) The Government and OAO Svyazinvest as a shareholder

     As indicated in Note 1, the immediate parent company of the Company is OAO Svyazinvest which holds 50.67% of the voting capital of the Company, and its representatives comprise a majority of the Board of Directors. The Government of the Russian Federation in turn holds 75% less one share of the voting capital of OAO Svyazinvest and, therefore, is the ultimate owner of the Company. It is a matter of the Government policy to retain a controlling stake in sectors of the economy, such as telecommunications, that it views as strategic.

     In the past, a number of Government statements have indicated that it is considering restructuring the telecommunications sector controlled by OAO Svyazinvest. No action with respect to the Group has so far been taken (refer to Note 31).

     (b) Interest of the Government in the telecommunications sector in the Russian Federation and the protection of that interest

     Effective telecommunications and data transmission are of great importance to Russia for various reasons, including economic, social, strategic and national security considerations. The Government has exercised and may be expected to exercise significant influence over the operations of the telecommunications sector and consequently, the Group. The Government, acting through the Federal Anti-Monopoly Service (former the Anti-Monopoly Ministry), has the general authority to regulate domestic tariffs, and does regulate tariffs. The Ministry of Information Technologies and Telecommunications of the Russian Federation has control over the licensing of providers of telecommunications services.

     (c) Transactions with the Svyazinvest Group

     The Svyazinvest Group uses the Group's network to carry traffic between its regional and other operators and to and from these regional operators, and to and from international operators.

     The Group uses the regional networks of the Svyazinvest Group to complete calls and other traffic, including that originating from its direct subscribers in the city of Moscow.

     Tariffs for services between the Company and the Svyazinvest Group are materially affected with governmental regulation as disclosed in paragraph
     (b) of this note.

     The Group also consumes design services from certain companies of the Svyazinvest Group which are included in 2003 in additions of property, plant and equipment in amount of 37 (2002: nil).

     The Group makes certain contributions to non-for-profit organizations which are companies of the Svyazinvest Group.

     In 2002, the Group, acting as a lessor, through RTC-Leasing, entered in a number of lease agreements with companies of the Svyazinvest Group.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     The amounts of revenue and expenses relating to the transactions with the Svyazinvest Group were as follows:

                                                                        2003             2002              2001
----------------------------------------------------------------------------------------------------------------
Revenue                                                              13,218            9,376             8,047
Lease revenue (included in loss from discontinued operations)           472               18                 -
Charges by network operators - national                              (3,379)            (264)             (144)
Administration and other costs                                            -             (160)                -
Contributions to non-for-profit organizations (included in               54               94               120
administration and other costs)

     In addition, OAO Svyazinvest participates in the dividends declared by the Company, commensurate with its shareholding.

     The amounts of receivables and payables due from and to the Svyazinvest Group were as follows:

                                                                        2003             2002
-----------------------------------------------------------------------------------------------
Lease receivables - non-current portion                                    -             972
Lease receivables - current portion                                        -             688
Long-term financial investments                                            -             140
Short-term investments                                                   16               69
Amounts owed to customers                                                  -            (662)
Accounts receivable, net                                              2,244            1,879
Accounts payable                                                       (192)               -

     (d) Transactions with the Government

     Other state bodies ("Budget Organizations"), such as the Ministry of Defense and entities affiliated to the Government, primarily state controlled TV and radio companies, use the Group's network to carry communications traffic and to broadcast across the country. In some cases, the service is in the nature of rent of telecommunication channels for which the Group charges below market rates.

     The Company makes certain contributions to State Research and Development Funds.

     The amounts of revenue and expenses relating to the transactions with the Government were as follows:

                                                                        2003             2002              2001
----------------------------------------------------------------------------------------------------------------
Revenue                                                               1,388            1,211               571
Contributions to State Research and Development Fund                    (65)            (102)              (48)
(included in administration and other costs)

     The amounts of receivables and payables due from and to such organizations were as follows:

                                                     2003              2002
----------------------------------------------------------------------------
Accounts receivable, net                             651               563
Accounts payable                                     (22)                -

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     (e) Transactions with investees

     The Group also transacts a wide variety of business with entities and companies in which it has investments, including associates over which it exerts significant influence. Such business includes telecommunications services, leasing of telecommunication equipment and the provision of pension arrangement to employees.

     A summary of these transactions is as follows:

                                                                       2003              2002               2001
-----------------------------------------------------------------------------------------------------------------
Revenue                                                                796               666                872
Lease income (included in loss from discontinued                         -                 -                 74
operations)
Charges by network operators - national                               (126)              (26)              (437)
Contribution in pension fund included in wages, salaries,             (148)              (85)              (167)
other benefit and payroll taxes

     Amounts included in the consolidated balance sheets relating to the operations with these entities were as follows:

                                                                       2003              2002
----------------------------------------------------------------------------------------------
Accounts payable and accrued expenses                                  (44)              (12)
Accounts receivable, net                                               143               109
Loans receivable                                                          -               60
Payable to pension fund (included in compensation related             (30)              (80)
accruals)

     (f) Directors' remuneration

     During the year the Board of Directors consisted of the following members:

     Until June 1, 2003                      Until December 31, 2003
     --------------------------------------- ----------------------------------

     Yashin V.N.                             Yashin V.N.
     Belov V.Y.                              Avdiyants S.P.
     Yemelianov N.P.                         Belov V.Y.
     Kuznetsov S.I.                          Yemelianov N.P.
     Lopatin A.V.                            Kuznetsov S.I.
     Osipchuk A.I.                           Lopatin A.V.
     Panchenko S.N.                          Panchenko S.N.
     Polischuk V.A.                          Polischuk V.A.
     Ragozina I.M.                           Ragozina I.M.
     Slipenchuk M.V.                         Slipenchuk M.V.
     Finger G.M.                             Yurchenko E.V.

     In 2003, the total remuneration of the directors amounted to 39 (2002: 21, 2001: 5).

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     (g) Other related party transactions

     In June-August 2003, in order to redeem its liability to Vietnam Telecom, the Company paid to OAO Svyazbank, acting in the capacity of the agent of an unrelated party, USD 15.1 million (462 at the exchange rates at the dates of settlement). Certain managers of the Company and OAO Svyazinvest are directors of OAO Svyazbank.

     In 2002 and 2003 the Company purchased software from ZAO Peter-Service, net book value of which amounted to 142 and 133 as of December 31, 2003 and 2002, respectively. Also during 2003 the Company incurred additional expenses in relation to this software in amount of 11 which were included in administration and other costs in the accompanying statement of income for the year ended December 31, 2003. Prepayments made to ZAO Peter-Service included in the accompanying balance sheet amounted to 27 and nil as of December 31, 2003 and 2002, respectively. Certain directors of the Company are directors of the company that controls ZAO Peter-Service.


30.  CAPITAL COMMITMENTS

     The Group's capital expenditure program approved by the Board of Directors for the year ending December 31, 2004 projects capital expenditures of 5,237.


31.  CONTINGENCIES

     a) Taxation environment

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

     As a result of the recently performed comprehensive tax inspection covering the periods of 1999, 2000 and 2001, the Ministry of Taxes and Levies of the Russian Federation assessed 2,488 of additional taxes, including fines and penalties payable by Rostelecom. In the opinion of the management of the Group, the tax positions taken by the Company are appropriate, and the Company will prevail in court. Management cannot measure reliably the total amount of potential losses. Accordingly, no accrual has been made for the assessment in the accompanying consolidated financial statements as of December 31, 2003 and for the year then ended.

     b) Legal proceedings

     The Group is subject to a number of proceedings arising in the course of the normal conduct of its business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company or the Group.

     In 2003 the Accounting Chamber of Russian Federation started the inspection of Svyazinvest and its subsidiaries, including the Company. At the date of approval of these financial statements the inspection was not completed. Consequently there is uncertainty regarding to results of the inspection and the conclusions made on its basis. Management cannot measure reliably the total amount of

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     potential losses. Accordingly, no accrual has been made for the results of the inspection in the accompanying consolidated financial statements as of December 31, 2003 and for the year then ended.

     c) Licenses

     Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2004 to 2013. The Company has no reasons to believe that the licenses will not be renewed or that any license will be suspended or terminated. However, suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Group.

     In August 1996, the Company was granted three cellular licenses for operation in the Novosibirsk, Khabarovsk and Amurskaya areas. The licenses gave the Company the right to provide wireless services on the GSM 900 standard for 10 years from the date of license registration (until October
     2006). The Company was obliged to make the license fee payment in total amount of $16.5 million for these three licenses. No payments were made as of December 31, 2003.

     The obligation would arise upon receiving a notice from the Federal Committee of GSM 900 operators. The Company has not yet received any invoices for payment. Management is confident that negotiations concerning the eventual fees due will result in significant reduction of the liability. As such, no accruals for cellular licenses have been included in the accompanying financial statements. Management believes that until such uncertainty is resolved, such non-accrual and non-payment will not have significant effect on the Company's operations.

     d) Restructuring

     There have been a number of announcements by the Government and the Svyazinvest Group with respect to the planned restructuring of the national telecommunications sector. According to the latest Government announcements in view of entrance of Russia to World Trade Organization the change of the Group's status as a monopoly supplier of long distance and international communications will occur in 2007 at the earliest.

     In addition to industry restructuring plans, the Government announced plans to privatize Svyazinvest in 2004. Effects of the industry reform will be reflected in the Group's financial statements as they become known and estimable.

     e) Insurance matters

     In early 2003, the Company has insured the most of its telecommunication equipment. In the opinion of directors, the insurance coverage is sufficient to compensate direct losses which could arise from technical breakdown.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     f) Asset retirement obligations

     The Company may incur cost related to retirement of telecommunication lines and other assets and restoration of environment. Such costs may arise in connection with registration of title by landlords based on the Land Code of the Russian Federation, which came into force effective 2001. The management believes that occurrence of such events is unlikely. In addition, the timing and amount of such costs may not be identified and measured reliably. Therefore, such costs will be recognized as expense when they are incurred.

32.  CREDIT RISK MANAGEMENT

     A portion of the Group's accounts receivable is from the State and other public organizations. Collection of these receivables is influenced by political and economic factors. Management believes there were no significant unprovided losses relating to these or other receivables at December 31, 2003.

     Financial instruments that could expose the Group to concentrations of credit risk are mainly trade and other receivables. The credit risk associated with these assets is limited due to the Group's large customer base and ongoing procedures to monitor the credit worthiness of customers and other debtors.

     The Group deposits available cash with several Russian banks. Deposit insurance is not offered to banks operating in Russia. To manage the credit risk, the Group allocates its available cash to a variety of Russian banks and management periodically reviews the credit worthiness of the banks in which such deposits are held.


33.  INTEREST RATE RISK MANAGEMENT

     Trade and other receivables and payables are non-interest bearing financial assets and liabilities.

     Interest rates payable on the Group's loans and other borrowings are disclosed in Notes 18 and 19.


34.  SUBSEQUENT EVENTS

     In January 2004, the Group redeemed short-term accounts payable to RTC-Leasing by a cash payment of 152. In April 2004, the Group redeemed the remaining part of liabilities to RTC-Leasing for a cash payment of 368.

     In April 2004, the Group early extinguished its obligations under the credit agreement with RTDC. The amount paid to RTDC was 695.

     In April 2004, the Company entered into credit line agreement with ING-Bank with maximum amount of EURO 7 million. The credit line is EURO denominated and carries interest rate of EURIBOR plus 0.875% per annum. Amounts drawn by the Company in April 2004 amounted to EURO 4.4 million (150 at the exchange rate as of April 9, 2004 and April 26, 2004) and were used for purchase of equipment. The amounts drawn are to be repaid within 5 years.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


35. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

     The Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards which differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP").

     As described in Note 5, certain property, plant and equipment has been recorded at a valuation amount in accordance with IFRS rather than at historical cost, which is required under US GAAP. The Group was unable to quantify the effect of the difference in accounting treatment as reliable historical cost information and information regarding acquisition dates was not available.

     The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect total shareholders' equity and net income as of and for the years ended December 31, 2003, 2002 and 2001.

Reconciliation of net income (loss)

                                                                                  2003         2002         2001
-----------------------------------------------------------------------------------------------------------------

 Net income reported under IFRS                                                   530          678        4,607

US GAAP adjustments:
 Reversal of impairment of property, plant and equipment (a)                     (800)        (602)        (554)
 Deferred tax effects of reversal of impairment of property, plant and
 equipment (a)                                                                    146          100          473
 Unrealized gains on available-for-sale investments, net of tax (b)                (1)         (41)         (48)
 Pension expense, net of tax (c)                                                  (30)         (20)         (20)
 Impact of difference in accounting for investments acquired for resale,
 net of tax and minority interest (d)                                              22          (22)           -
 Impact of goodwill amortization, net of minority interest (d)                     92           35            -
 Partial gain recognition, net of tax (e)                                           -           (3)           -
 Reversal of impairment on investment in equity method
 investee, net of tax (f)                                                          52          (52)           -

-----------------------------------------------------------------------------------------------------------------
 Total                                                                           (519)        (605)        (149)
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Net income under US GAAP                                                           11           73        4,458
=================================================================================================================

     Earnings per common share

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

     Preferred shares carry dividends amounting to the higher of 10% of the net income after taxation of the Company as reported in the Russian statutory accounts divided by the number of preferred shares and the dividends paid on one ordinary share. Owners of preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partly) dividends on preferred shares has been taken.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


                                                                          2003             2002            2001
-----------------------------------------------------------------------------------------------------------------

Net income from continuing operations under US GAAP                     3,046            2,346           6,723
Dividends on preferred shares                                            (310)            (235)           (124)
-----------------------------------------------------------------------------------------------------------------
Net income from continuing operations applicable to common              2,736            2,111           6,599
shareholders under US GAAP
-----------------------------------------------------------------------------------------------------------------

Weighted average number of ordinary shares outstanding             728,696,320      728,696,320     728,696,320

-----------------------------------------------------------------------------------------------------------------
Net income from continuing operations per share - basic and              3.75             2.90            9.06
diluted
-----------------------------------------------------------------------------------------------------------------

Net loss from discontinued operations under US GAAP                    (3,035)          (2,273)         (2,265)

Weighted average number of ordinary shares outstanding             728,696,320      728,696,320     728,696,320
-----------------------------------------------------------------------------------------------------------------
Net loss from discontinued operations per share - basic and
diluted                                                                 (4.16)           (3.12)          (3.11)
-----------------------------------------------------------------------------------------------------------------
Total net income under US GAAP                                             11               73           4,458
-----------------------------------------------------------------------------------------------------------------

=================================================================================================================
Net (loss) / income per share - basic and diluted                       (0.41)           (0.22)           5.95
=================================================================================================================

     Basic and diluted earnings per share are the same for all periods presented as there are no ordinary shares equivalents.

     Reconciliation of shareholders' equity

                                                                                      2003               2002
-----------------------------------------------------------------------------------------------------------------

Total shareholders' equity under IFRS                                              48,857             49,033

US GAAP adjustments:
     Reversal of impairment of property, plant and equipment, net of
     related deferred tax liability (a)                                             4,706              5,360
     Pension obligations, net of tax (c)                                                -                 30
     Impact of difference in accounting for investments acquired for
     resale, net of tax and minority interest (d)                                       -                (22)
     Impact of goodwill amortization, net of minority interest (d)                    127                 35
     Partial gain recognition, net of tax (e)                                          (3)                (3)
     Reversal of impairment on investment in equity method investee, net
     of tax (f)                                                                         -                (52)
-----------------------------------------------------------------------------------------------------------------
 Total                                                                              4,830              5,348
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Total shareholders' equity under US GAAP                                           53,687             54,381
=================================================================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     (a) Reversal of impairment on property, plant and equipment

     In 1998, in accordance with IAS No. 36, "Impairment of Assets", the Group recognized an impairment loss of 8,699 on its property, plant and equipment other than construction in progress. The impairment loss was calculated based on the present value of estimated future cash flows from the continued use of the assets using a real-terms (inflation adjusted) discount rate of 20%.

     IAS No. 36 requires an assessment of the recoverable amount of an asset whenever there is an indication that the Group's assets may be impaired. Management believed that the Russian economic crisis in 1998 constituted such an indication.

     Under US GAAP, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (superseded by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for financial statements issued for fiscal years beginning after December 15, 2001), requires an initial assessment of impairment based on undiscounted cash flows whenever there is an indication that impairment may exist. Due to the fact that the sum of undiscounted expected future cash flows was in excess of the carrying amount of the Group's property, plant and equipment as of December 31, 1998, an impairment loss was not recognized for US GAAP reporting purposes. Management considers that all of the Group's property, plant and equipment, with the exception of construction in progress, represent the lowest level for which there are largely independent and identifiable cash flows.

     Since no impairment loss was recognized under US GAAP in 1998, a different asset base is used to compute US GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing 1999.

     Based on management's analysis, the sum of undiscounted expected future cash flows was in excess of the carrying amount of the Group's property, plant and equipment as of December 31, 2003, 2002 and 2001, thus, no impairment loss was recognized under US GAAP.

     Deferred tax effect was computed using tax rate of 24% for 2003, 2002 and 2001. Deferred tax benefit recognized on reversal of impairment on property, plant and equipment in 2003, 2002 and 2001 represents the effects of reversal of the temporary differences associated with disposals and additional depreciation. In 2001, deferred tax benefit also includes the benefit of 346 representing the effect of the change in tax rate effective from 2002 from 35% to 24%.

     (b) Unrealized gains on available-for-sale investments

     In accordance with IAS No. 39, "Financial Instruments: Recognition and Measurement", gains or losses from change in the fair value of securities classified as available-for-sale investments are included in net profit and loss for the period in which they arise.

     Under US GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", provides that such available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, to be excluded from earnings and reported as a separate component of comprehensive income. Unrealized gains and losses represent the net change in fair value of investments classified as available-for-sale. Declines in value of available-for-sale securities judged to be other than temporary are recognized in the statement of operations.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     (c) Pension expense and obligations

     The Company makes certain payments to employees on retirement. This obligation is substantially similar to that typically existing under a defined benefit pension scheme.

     IAS No. 19, "Employee Benefits", was issued by the International Accounting Standards Board to revise existing standards relating to retirement benefits cost, and became effective for the financial statements beginning on or after January 1, 1999. In accordance with US GAAP, similar issues are covered by SFAS No. 87, "Employer's Accounting For Pensions". Under both standards, pension expense is based upon a specified methodology that includes a designated actuarial approach and reflects the concept of accrual accounting. Pension expense is reflected in the consolidated statement of income systematically over the working lives of employees covered by the plan. Plan amendments (including initiation of a plan) often include provisions that grant increased benefits based on services rendered in prior periods. Because plan amendments are granted with the expectation that the employer would realize economic benefits in future periods, SFAS No. 87 does not require the cost of providing such retroactive benefits (that is, prior service cost) to be included in net periodic pension cost entirely in the year of the amendment. SFAS No. 87 provides for recognition of prior service cost during the future service periods of employees who are expected to receive benefits under the plan.

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

     As of December 31, 2002, prior service cost as recorded in IFRS accounts have been fully recognized. In US GAAP accounts, unrecognized transition amounts were amortized over 20 years.

     As of December 31, 2003 the Company ceased to use this pension plan. All existing obligations were settled. In relation to this transaction a gain of 121 was recognized in IFRS accounts. In US GAAP accounts, the Company recognized a gain of 111.

     The details of net periodic pension cost (benefit) included in the Group's US GAAP net income for 2003, 2002 and 2001 are presented below.

                                                                    2003              2002             2001
---------------------------------------------------------------------------------------------------------------

Service cost                                                          7                 5                8
Interest on projected benefit obligation                             16                30               43
Net amortization of transitional amount                              20                20               20
Actuarial losses/ (gains) recognized in year                         23              (100)            (102)
Gain on curtailment of the pension plan                            (111)                -                -
---------------------------------------------------------------------------------------------------------------
Net periodic pension benefit                                        (45)              (45)             (31)
===============================================================================================================

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     The following tables set forth the status of the Group's obligations under defined benefit pension plans and the amounts that would be recognized in the Group's consolidated balance sheets in accordance with US GAAP as of December 31, 2003 and 2002.

                                                                       2003             2002
------------------------------------------------------------------------------------------------

Accrued pension cost at beginning of year                               50              100
Net periodic pension benefit                                           (45)             (45)
Paid during the year                                                    (5)              (5)
------------------------------------------------------------------------------------------------
Accrued pension cost at end of year                                      -               50
================================================================================================


                                                                       2003             2002
------------------------------------------------------------------------------------------------

 Projected benefit obligations                                           -              174
 Plan assets at fair value                                               -                -
------------------------------------------------------------------------------------------------
 Deficit of plan assets over projected benefit obligation                -              174
 Unrecognized net transition amount                                      -             (124)
------------------------------------------------------------------------------------------------
 Accrued pension cost                                                    -               50
================================================================================================

     In calculating projected benefit obligations as of December 31, 2002, the Group assumed weighted average discount rate in determining present values being equal to 20%.

     (d) Accounting for investments in associates

     In accordance with IAS No. 28, "Accounting for Investments in Associates", an investment in associate that is acquired and held exclusively with a view to its disposal in the near future should be accounted for as an available-for-sale financial asset in accordance with IAS 39, "Financial
     Instruments: Recognition and Measurement".

     As described in Note 13, in 2002, the Group acquired and, in 2003, sold certain investments which in the normal course of business would qualify for equity method accounting. In IFRS accounts these investments were classified and accounted for as available-for-sale and their fair value as of December 31, 2002 was 1,632. Negative goodwill attributable to these investments of 455 was included in the current portion of negative goodwill as of December 31, 2002.

     Effective January 1, 2002, SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets", eliminated the exception to application of the equity method for an investment in associates where significant influence is likely to be temporary. Accordingly, in US GAAP accounts, the investments in these associates were accounted for using equity method of accounting applied from the date of the business combination with RTDC Holdings, Inc. As of December 31, 2002, the carrying amount of 1,071 related to the Group's investment in these associates was included in US GAAP balance sheet. The Group's share in net income /(loss) of these associates amounted to 157. Amount of (22) reported in the reconciliation of net income and shareholders' equity for 2002 above represents the difference between the amount of gain from changes in the fair value of these available-for-sale investments, recognized in the IFRS accounts, and the amount of equity income, reported under the US GAAP, net of tax and minority interest.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     In 2003 these investments were sold (refer to Note 13). Accordingly, the differences in accounting for these investments under IFRS and US GAAP, reported in prior periods, reversed in 2003.

     As described in Note 8, during 2002, the Group acquired 15% of voting stock of Golden Telecom, Inc. In the opinion of management, the Group exercised significant influence over financial and operating policies of Golden Telecom. In accordance with IAS No. 28, "Accounting for Investments in Associates", the Group amortized the equity method goodwill related to its investment in Golden Telecom over its estimated useful life of 8 years. During 2002, in its IFRS accounts, the Group recognized related amortization expense in the amount of 32. Also, during 2002, in its IFRS accounts, the Group recognized goodwill of 42 in connection with certain business combinations and purchases of minority interest. Amortization of related goodwill in 2002 amounted to 3. During 2003 the equity method goodwill related to investment in Golden Telecom recognized in IFRS accounts amounted to 95.

     In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is not amortized and is subject to annual impairment tests in accordance with SFAS No. 142. The Group performed the annual impairment test in respect to recoverability of the carrying amount of goodwill at December 31, 2002 and 2003.

     (e) Partial gain recognition

     As disclosed in Note 8, during 2002, the Group completed a sale of its 50% interest in EDN Sovintel to Golden Telecom in exchange for a cash payment of US$10 million, no-interest bearing US$46 million promissory note and 15% of then outstanding ordinary shares of Golden Telecom.

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

     In its US GAAP accounts, in accordance with requirements of Emerging Issues Task Force Issue No. 01-02, "Interpretations of APB 29", the Group recognized a gain of 1,730. The difference of 3 between the amount of gain recognized under IFRS and US GAAP pertains to a portion of the gain represented by the economic interest retained by the Group.

     (f) Reversal of impairment on investment in equity method investee

     During 2002 due to certain changes in management's estimates and in accordance with provisions of IAS No. 36, "Impairment of Assets", in its IFRS accounts the Group recorded a partial reversal of impairment loss of 52, net of tax, recognized in 2001 in connection with its investment in MCC, which is accounted for using equity method.

     US GAAP prohibits reversals of previously recognized impairment losses.

     As disclosed in Note 8, in 2003, the investment in MCC was sold. Accordingly, all differences in accounting for this investment under IFRS and US GAAP reported in prior periods reversed in 2003.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


     Investments in associates

     The following table presents summarized income statement and balance sheet information of the Group's significant equity method investee, EDN Sovintel, for 2001 and for the period from January 1, 2002 to September 16, 2002 (the date of its disposal, refer to Note 8) and as of December 31, 2001, respectively (translated into Rubles using exchange rate as of December 31, 2002):


                                                2002                      2001
-------------------------------------------------------------------------------

Income statement information
         Revenues                              3,218                    3,677
         Operating income                        822                      945
         Net income                              607                      706

Financial position information
         Current assets                            -                    1,440
         Non-current assets                        -                    2,009
         Current liabilities                       -                      696
         Non-current liabilities                   -                      101
         Net assets                                -                    2,652

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


The following table presents summarized income statement and balance sheet information of the Group's significant equity method investee, Golden Telecom, Inc, for 2003 and as of December 31, 2003 (translated into Rubles using exchange rate as of December 31, 2003):

--------------------------------------------------------

Income statement information
  Revenues                                     10,619
  Operating income                              2,054
  Net income                                    1,633

Financial position information
  Current assets                                5,542
  Non-current assets                           15,937
  Current liabilities                           2,944
  Non-current liabilities                       1,365
  Net assets                                   17,090


New accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the asset's useful life. The liability is accreted to its present value each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of the provisions of SFAS No. 143 did not have a material impact on the Group's results of operations, financial position or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 did not have a material impact on the Group's results of operations, financial position or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


financial information. The amendments to SFAS No. 123 introduced in SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of the provisions of SFAS No. 148 did not affect the Group's disclosure requirements.

In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the provisions of FIN No. 45 did not have a material impact on the Group's results of operations, financial position or cash flows.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and established standards for determining under what circumstances a variable interest, or VIE, should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation, FIN No. 46R, substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. There were no such entities created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity, or SPE, and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not an SPE.

Nonetheless, the requirements to apply the provisions of FIN No. 46R to all SPEs created before February 1, 2003 not later than for the first financial year ending after December 15, 2003 are applicable only to the US domestic filers. As outlined in a letter from SEC Chief Accountant to AICPA, "Regarding Effective Date Provisions of FASB Interpretation No. 46 with Regard to Foreign Private Issuers", dated March 15, 2004, the SEC stated that it would not object to effective dates of FIN No. 46 (and FIN No. 46R) in respect of VIEs created before February 1, 2003 for foreign private issuers having fiscal years ending December 31 and filing their US GAAP accounts only on an annual basis as follows: for SPEs - not later than January 1, 2004 and all other entities - not later than December 31, 2004. The Group is still assessing the impact that FIN No. 46R will have on its results of operations, financial position and cash flows when applied to VIEs created before February 1, 2003.

In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively, except as stated further. Provisions related to SFAS No. 133 implementation issues that have been effective for fiscal quarters beginning prior to June 15, 2003, should continue to be applied in accordance with their respective dates. Rules related to forward purchases or sales of when-issued securities or other similar securities should be also applied to existing contracts. The adoption of the provisions of SFAS No. 149 did not have a material impact on the Group's results of operations, financial position or cash flows.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------


In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material impact on the Group's results of operations, financial position or cash flows.

At the March 17 - 18, 2004 meeting, the EITF Task Force reached a consensus on certain issues related to "participating securities" and the application of the "two-class method" under FAS No. 128, "Earnings per share." EITF Issue No. 03-6, "Participating Securities and the Two-Class Method Under FASB Statement No. 128," provides guidance in determining when a security participates in dividends such that the two-class method must be used to calculate earnings per share. EITF Issue No. 06-3 clarifies that undistributed earnings for a period should be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings. Nonetheless, if the terms of a security do not specify objectively determinable, nondiscretionary participation rights, then undistributed earnings would not be allocated based on arbitrary assumptions. Also, if an entity could avoid distributions of undistributed earnings to participating security holders, then no allocation of that period's earnings to the participating security would be made.

As the management of the Group is in a position to influence the amount of dividends to be paid out to the preferred shareholders, the Group's management determined that the participation rights of the preferred shareholders in the earnings of the Group are not nondiscretionary of the Group. As in the past the Group did not apply the `two-class method" to calculate earnings per ordinary share for US GAAP purposes pursuant to similar considerations, the new guidance is not expected to have a material impact on the Group's disclosure regarding earnings per share.

Consolidated statements of changes in shareholders' equity and comprehensive income under US GAAP for the years ended December 31, 2003, 2002 and 2001 are as follows:

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2003 (In millions of Russian Rubles unless otherwise stated, refer to Note 4)
--------------------------------------------------------------------------------



                                                                         Common shares            Preferred shares
                                                                       Number of   Share          Number of   Share       Retained
                                                                          shares    capital          shares    capital     earnings
------------------------------------------------------------------------------------------------------------------------------------
   Balance as of January 1, 2001                                     728,696,320         75     242,831,469         25      50,106
------------------------------------------------------------------------------------------------------------------------------------

   Comprehensive income
     Net income                                                                -          -               -          -       4,458
     Net change in unrealized gain on available-for-sale investments           -          -               -          -            -
------------------------------------------------------------------------------------------------------------------------------------
          Comprehensive income                                                 -          -               -          -       4,458

   Dividends for 2000                                                          -          -               -          -        (269)

------------------------------------------------------------------------------------------------------------------------------------
   Balance as of December 31, 2001                                   728,696,320         75     242,831,469         25      54,295
------------------------------------------------------------------------------------------------------------------------------------


   Comprehensive income
     Net income                                                                -          -              -          -           73

     Net change in unrealized gain on available-for-sale investments           -          -              -          -             -
------------------------------------------------------------------------------------------------------------------------------------
          Comprehensive income                                                 -          -              -          -           73

   Dividends for 2001                                                          -          -              -          -         (399)

------------------------------------------------------------------------------------------------------------------------------------
   Balance as of December 31, 2002                                   728,696,320         75    242,831,469         25       53,969
------------------------------------------------------------------------------------------------------------------------------------

   Comprehensive income
     Net income                                                                -          -              -          -           11
     Net change in unrealized gain on available-for-sale                       -          -              -          -            -
     investments
------------------------------------------------------------------------------------------------------------------------------------
         Comprehensive income                                                  -          -              -          -           11

   Dividends for 2002                                                          -          -              -          -         (706)

------------------------------------------------------------------------------------------------------------------------------------
   Balance as of December 31, 2003                                   728,696,320         75    242,831,469         25       53,274
====================================================================================================================================



                                                                                                       Total
                                                                         Accumulated other      shareholders'
                                                                       comprehensive income           equity
----------------------------------------------------------------------------------------------------------------
   Balance as of January 1, 2001                                                        223          50,429
----------------------------------------------------------------------------------------------------------------

   Comprehensive income
     Net income                                                                           -           4,458
     Net change in unrealized gain on available-for-sale investments                     48              48
----------------------------------------------------------------------------------------------------------------
          Comprehensive income                                                           48           4,506

   Dividends for 2000                                                                     -            (269)

----------------------------------------------------------------------------------------------------------------
   Balance as of December 31, 2001                                                      271          54,666
----------------------------------------------------------------------------------------------------------------

   Comprehensive income
     Net income                                                                           -              73

     Net change in unrealized gain on available-for-sale investments                     41              41
----------------------------------------------------------------------------------------------------------------
          Comprehensive income                                                           41             114

   Dividends for 2001                                                                     -            (399)

----------------------------------------------------------------------------------------------------------------
   Balance as of December 31, 2002                                                      312          54,381
----------------------------------------------------------------------------------------------------------------

   Comprehensive income
     Net income                                                                           -              11
     Net change in unrealized gain on available-for-sale                                  1               1
     investments
----------------------------------------------------------------------------------------------------------------
         Comprehensive income                                                             1               12

   Dividends for 2002                                                                     -            (706)

----------------------------------------------------------------------------------------------------------------
   Balance as of December 31, 2003                                                      313          53,687
================================================================================================================
