Form 20-F
period 2004-12-31
OPEN JOINT STOCK CO LONG DISTANCE & INTERNAT COMM ROSTELECOM
filed 2005-06-29
CIK 1054487

Filed with the Securities and Exchange Commission on June 29, 2005

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 20-F

☐ Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 1-14748

OPEN JOINT STOCK COMPANY LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS “ROSTELECOM” (Exact name of Registrant as specified in its Charter)

RUSSIAN FEDERATION (Jurisdiction of incorporation or organization)

14, 1st Tverskaya-Yamskaya Street, 125047 Moscow, Russian Federation (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING SIX ORDINARY SHARES	NEW YORK STOCK EXCHANGE

ORDINARY SHARES, PAR VALUE 0.0025 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

728,696,320 ordinary shares, par value 0.0025 Russian rubles each, as of December 31, 2004.

30,513,515 American Depositary Shares, each representing six ordinary shares, as of December 31, 2004.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒	No: ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐	Item 18 ☒

(1) Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

i

As used in this annual report, “Rostelecom,” “the company,” “the group” “we,” “us” or “our” refers to Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom and its consolidated subsidiaries.

We publish our consolidated financial statements in Russian rubles. In this annual report, (i) references to “RUR” and “rubles” are to Russian rubles; (ii) references to “US$” and “U.S. dollars” are to United States dollars; (iii) references to “JPY” are to Japanese yen; (iv) references to “DEM” are to German marks; and (v) references to “EUR” and “euro” are to the common currency of the European Economic and Monetary Union. Unless otherwise indicated, all RUR figures as of and for the years ended of December 31, 2000, 2001 and 2002 have been restated in terms of the ruble purchasing power current as of December 31, 2002.

For convenience only (except where noted otherwise), certain RUR figures for 2004 have been converted into U.S. dollars at the rate of RUR 27.7487 = US$1.00, which was the exchange rate published by the Central Bank of the Russian Federation, or the Central Bank, for December 31, 2004. These conversions should not be construed as a representation that the RUR amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The ruble is not a convertible currency outside the territory of the Russian Federation. For more information, see “Item 10. Additional Information - D. Exchange Controls.”

ii

LEGEND OF INDUSTRY-RELATED TERMS

The abbreviations of certain terms set forth below relate to the telecommunications industry and appear throughout this document.

ASN:  Automatic switching node

ATE:  Automatic truck exchange

DLD:  Domestic long-distance

DRRL:  Digital radio-relay line

DWDM:  Dense wavelength division multiplexing

FOL:  Fiber optic line

IRC: Interregional company

IFS:  International free service

ILD:  International long-distance

ISC:  International switching center

ISDN:  Integrated services digital network

ISR:  Integral Settlement Rate

ITE:  International trunk exchange

ITU: International Telecommunications Union

LSR:  Linear Settlement Rate

LTO: Local Telephone Operator

PSTN:  Public switched telephone network

MPLS:  Multi-Protocol Label Switching

SDH:  Synchronous Digital Hierarchy

TSR:  Termination Settlement Rate

UIFN:  Unified International Free Numbers

VoIP: Voice over Internet Protocol

iii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “U.S. Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”). The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “predict,” “plan,” “will,” “may,” “should,” “could” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company - B. Business Overview” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding:

•	strategies, outlook and growth prospects;

•	future plans and potential for future growth;

•	liquidity, capital resources and capital expenditures;

•	growth in demand for our services;

•	economic outlook and industry trends;

•	developments of our markets;

•	the impact of regulatory initiatives; and

•	the strength of our competitors.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability and growth, the development and impact of regulatory initiatives, the timely development and acceptance of new services and products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the economies of Russia and certain other CIS countries, political stability in Russia and certain other CIS countries, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this document.

iv

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.  Selected Financial Data

The selected financial data as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 presented below have been derived from, and are qualified by reference to, the consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Selected financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 have been derived from our previously published consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. The information below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes included elsewhere in this annual report.

The selected financial data set forth below reflects the impact of the restatements of our historical financial statements for periods ending on or prior to December 31, 2003 related to the recognition of certain revenue and related expenses, pension benefits and to earnings per share due to our early adoption of IAS 33. For more information on these restatements, see “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Restatement of Historical Financial Statements” and Note 2 to our consolidated financial statements included elsewhere in this annual report. All referenced amounts for prior periods in this annual report are presented on a restated basis.

IFRS differs in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP inasmuch as they relate to us, see Note 36 to the consolidated financial statements included elsewhere in this annual report.

Unless otherwise indicated, the following selected financial data as of and for the years ended December 31, 2004 and 2003 are presented in millions of rubles and the selected financial data as of and for the years ended December 31, 2002, 2001 and 2000 are presented in millions of rubles, restated in terms of the ruble purchasing power current as of December 31, 2002. Per share amounts are expressed in rubles.

	Years Ended December 31

	2004	2003 (restated)(1)	2002 (restated)(1)	2001 (restated)(1)	2000 (restated)(1)

Revenue from local operators
Telephone – international	6,160	5,171	5,025	5,364	4,086
Telephone – national	13,411	8,669	5,859	4,722	4,344
Other income from local operators	3,077	1,952	1,838	1,760	1,726
Total revenue from local operators	22,648	15,792	12,722	11,846	10,156
Revenue from subscribers
Telephone – international	2,900	3,027	3,462	4,951	6,318
Telephone – national	3,886	3,678	3,513	3,697	4,040
Internet access	—	1,060	849	—	—
Rent of telecommunication channels to subscribers	1,352	853	712	639	1,230
Television and radio transmission	602	584	546	558	541
Cellular services	—	117	89	—	—
Total revenue from subscribers	8,740	9,319	9,171	9,845	12,129
Revenue from foreign operators
Telephone	4,041	3,871	4,250	6,018	8,128
Telex, telegraph and other	327	431	622	571	830
Rent of telecommunications channels	192	181	228	263	902
Total revenue from foreign operators	4,560	4,483	5,100	6,852	9,860
Other revenue	1,370	1,673	860	1,236	1,192
Total Revenue	37,318	31,267	27,853	29,779	33,337
Wages, salaries, other benefits and payroll taxes	5,109	3,946	3,476	3,574	4,192
Depreciation	7,498	8,252	9,089	7,977	7,627
Charges by network operators – international	6,484	5,913	5,779	7,438	9,145
Charges by network operators – national	8,178	4,331	1,707	2,190	2,274

	Years Ended December 31

	2004	2003 (restated)(1)	2002 (restated)(1)	2001 (restated)(1)	2000 (restated)(1)

Other operating expenses	5,044	6,640	5,904	5,957	6,992
Total operating expenses	32,313	29,082	25,955	27,136	30,230
Operating profit	5,005	2,185	1,898	2,643	3,107
Gain/(loss) from associates (before tax)	118	207	314	(34)	634
Net interest and other non-operating income/loss, including monetary gain	682	1,516	1,663	2,602	1,206
Income before tax and minority interest	5,805	3,908	3,875	5,211	4,947
Income tax (expense) / benefit	(1,507)	(331)	(967)	1,477	(4,229)
Income /(loss) after taxation	4,298	3,577	2,908	6,688	718
Minority interest	—	(70)	82	—	—
Net income from continuing operations	4,298	3,507	2,990	6,688	718
Net loss from discontinued operations, net of tax, including write-down of property, plant and equipment (2)	—	(3,109)	(2,251)	(2,265)	(3,387)
Net income /(loss)	4,298	398	739	4,423	(2,669)
Earnings /(loss) per Share (rubles) – basic and diluted (3)	4.42	0.41	0.76	4.55	(2.75)
Earnings /(loss) per Share (rubles) – continuing operations	4.42	3.61	3.08	6.88	0.74
Loss per Share (rubles) – discontinued operations	—	(3.20)	(2.32)	(2.33)	(3.49)
Earnings /(loss) per ADS (rubles) – basic and diluted (4)	26.52	2.46	4.56	27.30	(16.50)
Earnings /(loss) per ADS (rubles) – continuing operations	26.52	21.66	18.48	41.28	4.44
Loss per ADS (rubles) – discontinued operations	—	(19.20)	(13.92)	(13.98)	(20.94)
Per share dividend on preferred share (rubles) (5)	3.25	1.27	0.96	0.52	1.11
Per share dividend on ordinary share (rubles) (5)	0.88	0.54	0.22	0.20	0.22
Amounts in accordance with U.S. GAAP
Total revenues	37,318	31,267	27,853	29,779	33,337
Total operating expenses	33,198	29,916	26,580	27,710	30,257
Operating profit	4,120	1,351	1,273	2,069	3,080
Net income from continuing operations	3,679	2,915	2,407	6,539	34
Net loss from discontinued operations	—	(3,086)	(2,273)	(2,265)	(3,387)
Net income /(loss)	3,679	(171)	134	4,274	(3,353)
Earnings /(loss) per Share (rubles) – basic and diluted (3)	3.79	(0.18)	0.14	4.40	(3.45)
Earnings /(loss) per Share (rubles) – continuing operations	3.79	3.00	2.48	6.73	0.04
Loss per Share (rubles) – discontinued operations	—	(3.18)	(2.34)	(2.33)	(3.49)
Earnings /(loss) per ADS (rubles) – basic and diluted (4)	22.74	(1.08)	0.84	26.40	(20.70)
Earnings /(loss) per ADS (rubles) – continuing operations	22.74	18.00	14.88	40.38	0.24
Loss per ADS (rubles) – discontinued operations	—	(19.08)	(14.04)	(13.98)	(20.94)
Dividend per ADS (4) (US$) (6)	0.19	0.11	0.04	0.04	0.04
BALANCE SHEET DATA
Amounts in accordance with IFRS
Non-current assets	48,788	52,135	62,359	64,592	71,659
Current assets	15,632	12,913	15,952	13,650	11,652
Total assets	64,420	65,048	78,311	78,242	83,311
Total shareholders’ equity and minority interest	50,838	48,161	51,103	49,868	45,314
Current liabilities	6,266	7,398	14,508	15,856	16,732
Non-current liabilities	1,362	2,007	2,579	1,470	6,181
Deferred tax liability	5,954	7,482	10,121	11,048	15,084
Total shareholders’ equity, minority interest and liabilities	64,420	65,048	78,311	78,242	83,311
BALANCE SHEET DATA
Amounts in accordance with U.S. GAAP
Total assets	69,011	70,393	83,200	84,858	90,483
Long-term liabilities	7,661	10,004	13,318	13,475	22,687
Total shareholders’ equity and minority interest	55,081	52,991	56,451	55,780	51,324
STATEMENT OF CASH FLOWS
Net cash provided by operating activities	7,754	2,075	5,713	6,963	6,945
Net cash used in investing activities	(6,053)	(6,640)	(3,501)	(2,768)	(3,748)

	Years Ended December 31

	2004	2003 (restated)(1)	2002 (restated)(1)	2001 (restated)(1)	2000 (restated)(1)

Net cash provided by /(used in) financing activities	(2,967)	3,486	(411)	(3,255)	(4,257)
Effect of exchange rate changes and inflation	(8)	(34)	36	36	(149)
on cash and cash equivalents
Net (decrease) /increase in cash and cash equivalents	(1,274)	(1,113)	1,837	976	(1,209)
SELECTED STATISTICAL DATA
International telephone minutes (million)
Incoming	1,449	1,207	973	869	897
Outgoing	1,541	1,323	1,235	1,082	944
Local operators	1,233	985	892	683	522
Subscribers	308	338	343	399	422
Domestic long-distance minutes (million)	9,094	8,220	7,136	6,179	4,960
Local operators	7,763	6,914	5,925	5,020	3,905
Subscribers	1,331	1,306	1,211	1,159	1,055

(1)
See Note 2 to the consolidated financial statements for details regarding the restatement of our financial statements for the years prior to 2004. See also “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Restatement of Historical Financial Statements.”

(2)	Net loss from discontinued operations, net of tax includes write-down of property, plant and equipment of RUR 419 million for the year ended December 31, 2003.

(3)	Please refer to Note 27 to the consolidated financial statements.

(4)	Each ADS represents six ordinary shares.

(5)
Per share data for the years ended December 31, 2002, 2001 and 2000 have been restated in terms of the ruble purchasing power as of December 31, 2002 in accordance with IAS 29. The number of outstanding ordinary shares is 728,696,320. The number of outstanding class A preferred shares is 242,831,469.

(6)	U.S. dollar per ADS amounts are computed using the exchange rate as of the end of the respective year.

Effective August 1, 2003, the government anti-monopoly authority implemented a new system for settlements between us, on the one hand, and regional operators of the Svyazinvest Group and alternative operators, on the other hand, under which we began to bill operators originating domestic long distance, or DLD, calls using one settlement rate and to pay to operators terminating the calls a termination fee based on another settlement rate. Before this change, we made no payments for termination and recognized revenue for processing traffic originating in networks of other operators on the basis of a single settlement rate, on a net basis. See “Item 4. Information on the Company - B. Business Overview - Services - Domestic Tariffs” and Note 20 to the consolidated financial statements for additional information.

The pro-forma information calculated on the basis of the new settlement system as if it was applied effective January 1, 2000 is presented below in millions of rubles.

	2003 (unaudited)	2002 (unaudited)	2001 (unaudited)	2000 (unaudited)

Revenue from local operators	12,396	11,159	8,239	5,692
Charges by network operators	(8,058)	(7,007)	(5,497)	(2,766)

Exchange Rates

The table below sets forth, for the periods and dates indicated, high, low, average, and period-end rates of the Central Bank for the purchase of U.S. dollars, expressed in Russian rubles per one U.S. dollar. No representation is made that the Russian ruble or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Russian rubles, as the case may be, at any particular rate. The Russian ruble is not a convertible currency outside the territory of the Russian Federation and is subject to significant restrictions on trading within the territory of Russia. See also “Item 10. Additional Information - D. Exchange Controls.”

Year ended December 31,	High	Low	Average(1)	Period-end

2000	28.87	26.90	28.13	28.16
2001	30.30	28.16	29.15	30.14
2002	31.86	30.14	31.39	31.78
2003	31.88	29.25	30.67	29.45
2004	29.45	27.75	28.73	27.75

(1) Average of month-end rates
3

The following table sets forth, for the period of December 1, 2004 to June 27, 2005, the monthly high and low exchange rates of the Central Bank for the purchase of U.S. dollars.

Month	High	Low
December 2004	28.15	27.75
January 2005	28.16	27.75
February 2005	28.19	27.75
March 2005	27.83	27.46
April 2005	27.94	27.71
May 2005	28.09	27.78
June 1, 2005-June 27, 2005	28.68	28.19

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our shares and ADSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the information contained in this annual report, before you decide to buy our shares or ADSs. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could be materially and adversely affected. In that case, the value of our shares and ADSs could also decline and you could lose all or part of your investment.

The risks and uncertainties that our management believes are material are described below, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those our management currently is not aware of or deems immaterial, may also result in decreased revenues, increased expenses or other events that could result in a decline in the value of our shares and ADSs.

Risks Relating to Our Business

Implementation of the new Federal Law on Communications, or the Communications Law, will cause us to lose our monopoly position in the Russian long distance telecommunications market and impose an additional financial burden on us which may materially and adversely affect our business, financial condition and results of operations

Reform of the Russian telecommunications industry began with the introduction of the new Communications Law in 2004 and has intensified as implementing regulations have been enacted thereunder. In particular, several regulations have taken effect in 2005 that directly impact the DLD/ILD telecommunications services market in Russia and are ultimately expected to lead to the restructuring and liberalization of this market. For example, regulations enacted pursuant to the Communications Law allow telecommunications operators to apply for DLD/ILD telecommunications services licenses. Several operators are reported to have already applied for such licenses, and DLD/ILD licenses were awarded to three telecommunications providers pursuant to the new regulations in May 2005. If these and other alternative operators begin to provide nationwide DLD/ILD telecommunications services, we will lose our monopoly position in the fixed line DLD/ILD telecommunications sector and our market share in the fixed line DLD/ILD services market may erode.

In addition, other regulations enacted pursuant to the Communications Law contemplate a major restructuring of the DLD/ILD interconnection system and government regulation of operators with a “significant position” in the market. Among the most significant gaps in the new regulatory regime is how or whether the new regulations will modify the government’s regulation of DLD/ILD tariffs charged by licensed operators.

As we currently hold a monopoly position in the Russian DLD/ILD telecommunications services market, these regulatory changes, if implemented, are certain to have a significant impact on our business. However, given the substantial gaps that remain in the legislative framework and lack of interpretive guidance from the regulatory authority regarding certain ambiguous provisions in the new regulations, we are unable to predict with any certainty how the new regulatory regime will impact our business, financial condition and results of operations.

The Communications Law also provides for the establishment of a “universal services reserve fund” for the purpose of supporting communications companies operating in less developed regions of Russia by subsidizing their construction and maintenance of telecommunications networks in such regions. This reserve fund will be funded by a levy imposed on all communication services providers, including us. According to a government decree enacted on April 21, 2005, such providers must make quarterly payments in the amount of 1.2% of the difference between their total revenues and revenues generated by interconnection and traffic transit services. However, the procedures for its collection and subsequent distribution have not yet been established. This additional levy, the amount of which may be changed by the Russian government at its own discretion, will increase our costs and may materially and adversely affect our financial condition and results of operations.

See “Item 4. Information on the Company - B. Business Overview - The Telecommunications Industry in Russia - Liberalization of the Russian Telecommunications Market” for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations.

We face increasing competition from alternative operators that may result in reduced operating margins and loss of market share

Alternative operators are particularly active in the more profitable segments of the Russian telecommunications market, including mobile services, data transmission services and long-distance and international telecommunications services. In 2004, alternative operators continued to expand their presence in the telecommunications services market, and the Russian ILD market is becoming increasingly competitive. Moreover, the ongoing liberalization of the DLD/ILD telecommunications market will likely increase competition within this market as alternative operators granted licenses in 2005 begin to provide services and, thereby, erode our monopoly position. Increased competition may result in reduced operating margins and loss of market share. See “Item 4. Information on the Company - B. Business Overview - Competition” for information regarding our competitors and new DLD/ILD license holders.

In addition, the rapid development of mobile communications is allowing mobile operators greater access to the end-users of telephone services nationwide. Mobile operators have the technical capability and legal right to transit DLD traffic to public switched telephone networks, or PSTNs, through the mobile transit operator OJSC Multiregional Transit Telecom, or MTT. Mobile operators also have the legal and technical capability to directly exchange mobile-to-mobile traffic. Due to the mobile operators’ ability to bypass our network when transmitting DLD/ILD traffic, we carried an insignificant amount of mobile traffic during 2004, and we may be unable to increase or maintain our share of mobile traffic in the future.

Our independent registered public accounting firm reported a material weakness in our internal control over financial reporting and we may not be able to remedy this material weakness or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected

In connection with their audit of our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as defined in the standards established by the Public Company Accounting Oversight Board’s Auditing Standard No. 2. Specifically, our independent registered public accounting firm reported that given the size of our company and our consolidated subsidiaries, complexity of business transactions, number of locations, increasing requirements from the regulatory bodies (including those introduced by the Sarbanes-Oxley Act), the absence of a sufficiently integrated information system to support the process for IFRS financial reporting and lack of effective communications, the number of appropriately qualified and skilled employees within our IFRS financial reporting department is not adequate to fully meet the IFRS, U.S. GAAP and SEC reporting requirements.

Notwithstanding the steps we have taken and continue to take that are designed to remediate this material weakness, we may not be successful in remediating this material weakness in the near or long term and we may not be able to prevent other material weaknesses in the future. Any failure to maintain or implement required new or improved internal control over financial reporting, or any difficulties we encounter in their implementation, could result in significant deficiencies or additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our annual report for the year ending December 31, 2006, to be filed in 2007. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the price of our ADRs. See “Item 15. Controls and Procedures” for additional information.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we will have to divert significant moneys and resources, including senior management time, from our operating businesses, which could materially adversely affect our business, results of operations and prospects

Section 404 of the Sarbanes-Oxley Act and the SEC’s and the Public Company Accounting Oversight Board’s regulations thereunder currently are scheduled to become applicable to us for the fiscal year ending December 31, 2006. These regulations include a requirement that our management evaluate the effectiveness of our internal control over financial reporting on an annual basis and disclose any material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm will be required to audit management’s evaluation of our internal control over financial reporting. We believe that significant expenditures and resources, as well as the time of senior management, will be required to design, maintain and evaluate internal control over financial reporting under these new rules. In particular, senior management time will be diverted from running our business. For these reasons, the costs involved in attempting to achieve Section 404 compliance could have a material adverse effect on our business, results of operation and prospects.

We face risks related to our end-user business in Moscow

Moscow is currently the only region in Russia where we deal directly with end-users, providing DLD and ILD services and billing subscribers directly. The Moscow telecommunications market is highly competitive, particularly in the corporate customer segment. Our share in the Moscow DLD and ILD services market has declined in the last few years, particularly in the corporate customer segment. Because competing operators are smaller and tend to be more flexible in their tariff policy, as their activities are not subject to anti-monopoly regulation, our market share in Moscow may continue to decline, thereby limiting the growth of our revenues from Moscow end-user subscribers and potentially having a material adverse effect on our financial condition and results of operations.

If the demand for certain communications services we have recently introduced or are developing does not increase, our ability to achieve further revenue growth from these services will be limited

We have recently introduced or are developing new products and services, including (1) our Intelligent Network, which provides toll-free and mass-calling inquiry services, (2) our Televoting service, which provides a mass-calling service for TV, radio and other press events involving a high call volume and (3) our “Communications Card,” a pre-paid telephone card service. If the markets for these services do not grow as expected, our ability to achieve further revenue growth may be impaired. Furthermore, we may be unable to take advantage of any growth in demand for these services if we fail to develop and market our own services on a timely basis.

In addition, we are entering the transit market between Europe and Asia. However, even if we successfully enter the market, the demand for Europe-Asia transit services may decline due to economic conditions as well as increasing competition from other telecommunications operators, the commissioning of new cable systems and the rapid expansion of new services. Our inability to gain market share in the Europe-Asia traffic transit market will limit our ability to increase our revenues and may preclude us from achieving a favorable return on our investments in this segment.

We face risks resulting from significant delays in the collection of receivables

We bill end-users at set tariffs and IRCs and other local telecommunications operators for domestic long-distance and international traffic at either an agreed proportion of the receipts that the IRCs collect from subscribers or an agreed rate based upon minutes of traffic for the use of our network. As with many other Russian companies, we have in the past experienced, and continue to experience, significant delays in payment from certain government-funded entities and ministries, and some international operators. The incidence of delayed payments and bad debt may increase in the future if we begin to provide services directly to end-users nationwide. Delays in payments by our customers, including IRCs, as well as any significant level of bad debt, may have a material adverse effect on our business, financial conditions and results of operations.

We are dependent on certain key suppliers for our equipment

The operation of our network depends upon our ability to obtain adequate supplies of switching and other network equipment on a timely basis. At present, we purchase component parts for switching and certain network equipment from Siemens AG, NEC Corporation, Alcatel, Fujitsu Ltd., Huawei Technologies Co, Ltd. and Ericsson Nikola Tesla. Our business could be adversely affected if we are unable to obtain adequate component parts or equipment in a timely manner from our current suppliers or any alternative supplier, or if there were significant increases in the costs of such equipment.

We, our principal shareholders and their affiliates have engaged and may continue to engage in transactions among ourselves that may present conflicts of interest, and may be subject to challenge by minority shareholders

We, our principal shareholders and their affiliates have engaged and may continue to engage in numerous significant transactions among ourselves, potentially resulting in the conclusion of transactions on terms not determined by market forces. These transactions may be considered “interested party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. See “Item 10. Additional Information - B. Description of Charter Capital and Certain Requirements of Russian Legislation” for additional information regarding interested party transaction approvals. These transactions have not always been properly approved and, therefore, may be challenged by minority shareholders. In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders’ meeting to approve certain actions, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, repurchase by the company of shares and share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other transactions requiring supermajority approval. In the event that these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party or other transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially and adversely affected.

Failure of network and systems equipment could significantly interrupt our operations

Our network is subject to a number or risks, including, among others:

•	the risk of damage to software and hardware resulting from fire;

•	power loss;

•	terrorist attacks;

•	natural disasters; and

•	general transmission failures.

Many of these risks are outside of our control.

Any failure in our network or other systems or hardware that causes significant interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations. Our operations are also dependent upon our ability to integrate successfully new and emerging technologies and equipment into our network, which could increase the risk of a systems failure and cause a further strain on our network. Prolonged or significant system failures, or customer difficulty in accessing and maintaining a connection with our network, could seriously damage our reputation, result in the attrition of our customer base and have a material advise effect on our business, financial condition and results of operations.

Infringement by other telecommunications operators of our rights relating to transit of DLD and ILD traffic may have a material adverse effect on our financial condition and results of operations

Insufficient action by governmental authorities in ensuring compliance with applicable laws allows certain companies to infringe our rights in respect of DLD and ILD traffic transit and termination of incoming traffic. The absence of social and cross-subsidies burdens on these companies may allow these companies to offer substantially lower tariffs than we do. This, in turn, negatively impacts our revenues by causing our market share to decrease and forcing us to reduce our tariffs in order to remain competitive. Our inability to maintain our monopoly position coupled with the maintenance of cross-subsidies may have a material adverse effect on our financial condition and results of operations.

Computer viruses may harm or disrupt our telecommunications and IT networks

As telecommunications and IT networks increase in size and complexity, they are becoming increasingly susceptible to computer viruses. These viruses can potentially spread throughout a network system, slowing the network and disrupting service. In the event that any of our telecommunications or IT networks are the target of a virus, we may be unable to maintain the integrity of such networks and software operations, which could have a material adverse effect on our business and results of operations.

Our business operations could be significantly disrupted if we lost key members of our management

We are dependent on our senior management for the implementation of our strategy and operation of our day-to-day activities. In addition, the professional experience of members of senior management is important to the conduct of our business. No assurance can be given that management will continue to make their services available to us, and we are not insured against the detrimental effects to our business resulting from the loss or dismissal of key personnel.

We are also dependent on our qualified personnel required for financial reporting in accordance with IFRS, U.S. GAAP and SEC requirements. In Russia, there is only a limited number of individuals with adequate IFRS, U.S. GAAP and SEC reporting expertise and there is increasing demand and intense competition for such personnel as more Russian companies are beginning to prepare financial statements on the basis of IFRS or U.S. GAAP. Such competition makes it difficult for us to hire and retain such personnel, and there is a risk that we will not have sufficient qualified personnel to meet our needs. The loss of such key personnel could have a material adverse effect on our business, financial condition and results of operations. See also “Our independent registered public accounting firm reported a material weakness in our internal control over financial reporting and we may not be able to remedy this material weakness or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.”

Our existing arrangements with trade unions may not be renewable on terms favorable to us, and our operations could be adversely affected by strikes and lockouts.

Over half of our employees are represented by the Telecommunications Union of Russia. Large union representation subjects our business to the risks of interruptions through strikes, lockouts or delays in renegotiations of labor contracts. Our existing collective bargaining agreement also may not be renewed on terms favorable to us. In such events, our business, financial condition and results of operations could be materially and adversely affected.

We do not maintain insurance coverage for all of our assets

We do not maintain third party insurance for all of our assets. Currently, our insurance policies cover approximately 43% of our cable and transmission devices and approximately 37% of our total property, plant and equipment. At present, however, we do not carry insurance for business interruption or liability to third parties for damage to property or the environment resulting from or connected with our property or activities. Any significant damage to our facilities and networks, whether as a result of fire, flooding, earthquake or other causes, could have a material adverse effect on our business, financial condition and results of operations.

The continued practice of cross-subsidies and the resulting tariff imbalances could cause our customers to obtain services from our competitors

IRCs provide local telephony service to their customers at below market rates and are subsidized from DLD and ILD operations. In particular, IRCs receive payments from us for traffic termination on their network at a termination settlement rate which exceeds their costs and a market rate profit, and thereby subsidize their loss-making local communications business.

Alternative operators who compete with us are not regulated by the FAS, do not subsidize the IRCs and are thus able to set their DLD/ILD tariffs at rates that are lower than our rates. Thus, our ability to maintain our leading position in the Russian long-distance telecommunications market will largely depend on our ability to improve our tariff policy and on the Russian government’s adoption of laws and regulations to stimulate competition, eliminate cross-subsidies and provide for fair and equal application of regulations to all telecommunications operators.

We are subject to the regulation and control of the FST and FAS and our failure to comply with these regulations could have a material adverse effect on us

Under Russian law, the state has authority to regulate, to a certain extent, activities of natural monopolies. As we are considered by law to be a natural monopoly, we are subject to regulation by the Federal Service on Tariffs, or the FST. In addition, as an entity controlling more than 35% of the DLD and ILD telecommunications market in Russia, we are also subject to regulation by the FAS.

The Natural Monopolies Law provides a legal basis for the federal regulation of telecommunications providers and provides for state control over the setting of tariffs for publicly-accessible telecommunications services, mail services and other activities. This law significantly impacts our ability to set tariffs independently. The Natural Monopolies Law also governs the types of transactions into which a regulated entity, such as us, may enter. Any failure to comply with such regulation could materially and adversely affect our business. The Russian government, through the FST, regulates end-user DLD tariffs and DLD transit tariffs and may require us to enter into specified contracts with state-owned entities. Although we are permitted to petition the FST to change the tariffs based on such criteria as inflation and increased costs, such requests may not be granted and the FST may not adequately take such factors into account in setting tariffs. In addition, as a regulated entity, we are not permitted to refuse to enter into contracts with particular consumers if the FAS so requires. Any of the above circumstances could have a material adverse effect on our business, financial conditions and results of operations.

Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations

All of our activities in the telecommunications industry are subject to licensing requirements. Our licenses expire periodically and may be renewed upon application to the Federal Service for Oversight of the Communications Sector. Officials of the Ministry of Information Technologies and Communications have broad discretion in deciding whether to renew a license.

The Communications Law also contains a broad list of grounds for the suspension and cancellation of licenses issued to communications operators. If we fail to comply with the requirements of applicable Russian legislation or fail to meet any terms of our licenses, our licenses and other authorizations necessary for our telecommunications operations may be suspended or terminated.

Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses, or the suspension or termination of licenses or other necessary governmental authorizations, could have a material adverse effect on our business and results of operations.

In addition, almost all telecommunications equipment used by us is subject to certification requirements. Failure to renew these certifications as necessary could result in our inability to import and use such equipment, which could have a material adverse effect on our business and results of operations.

Risks Relating to Our Financial Condition

The actual amount and timing of our future capital requirements may differ materially from our current estimates due to various factors, many of which are beyond our control

The actual amount and timing of our future capital requirements may differ materially from our current estimates due to various factors, many of which are beyond our control. Additional financing may be required in the event of departures from our current business plans and projections, including those caused by (i) unforeseen delays, (ii) cost overruns, (iii) changes to engineering designs, (iv) demand for new services, (v) adverse regulatory, technological or competitive developments and/or (vi) major changes in market conditions. Our capital requirements have and may continue to deviate materially from our estimates of such requirements.

We face risks related to fluctuations in the Russian rate of inflation and ruble exchange rates

Until recently, the ruble has fluctuated dramatically against certain foreign currencies, including the U.S. dollar, the euro and the Japanese yen, in the great majority of instances falling in value. In 2004, approximately 88% of our revenues and 80% of our expenses were denominated in rubles, and 100% of our total debt was denominated in currencies other than the ruble. We are not engaged in any active hedging of the foreign exchange risk arising out of our operating activities. As a result, a devaluation of the ruble against foreign currencies may adversely affect our ability to repay our foreign-currency denominated indebtedness, and increase our expenses in ruble terms. The devaluation of the ruble also results in losses in the value of our ruble-denominated assets, such as ruble deposits.

In addition, the Russian economy has been characterized by high rates of inflation. In 2004, the inflation rate of 11.7%, combined with the nominal appreciation of the ruble, resulted in the appreciation of the ruble against the U.S. dollar in real terms. As we tend to experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise. In this situation, due to competitive pressures and regulation of our tariffs, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs, decrease our operating margins and have a material adverse effect on our financial condition and results of operations.

Russian currency control regulations hinder our ability to conduct our business

The Central Bank has from time to time imposed various currency control regulations in attempts to control the U.S. dollar/ruble exchange rate, and may take further actions in the future. Furthermore, the government and the Central Bank may impose additional requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia, which could prevent us from carrying on necessary business transactions or from successfully implementing our business strategy.

A new framework law on exchange controls took effect on June 18, 2004. This law empowers the government and the Central Bank to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law also abolishes the need for companies to obtain transaction-specific licenses from the Central Bank, envisaging instead the implementation of generally applicable restrictions on currency operations. As the evolving regulatory regime is new and untested, it is unclear whether it will be more or less restrictive than the prior laws and regulations it has replaced.

Limitations on the conversion of rubles to other currencies in Russia could increase our costs when making payments in other currencies to suppliers and creditors and could cause us to default on our obligations to them

As of December 31, 2004, we had US$156.7 million of indebtedness denominated and payable in various foreign currencies, including the U.S. dollar, the Japanese yen and the euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency. However, the market in Russia for the conversion of rubles into foreign currencies is limited. The scarcity of foreign currencies may tend to inflate their values relative to the ruble, and such a market may not continue to exist, which could increase our costs when making payments in foreign currencies to suppliers and creditors.

Additionally, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay or restriction in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition and results of operations.

Government regulation over foreign investments could hinder our access to foreign equity markets

Russian legislation on foreign investments does not prohibit or restrict foreign investment in the telecommunications industry. However, there is a lack of consensus on the methods and scope of government control over the telecommunications industry. While draft legislation protecting the rights of foreign investors specifically in the telecommunications industry has been considered at various times, the Law on Foreign Investment in the Russian Federation does not provide any specific protections in this regard. Since the telecommunications industry is widely viewed as strategically important to the Russian Federation, governmental control over the telecommunications industry might increase, and foreign investment in the industry might be limited in the future. Any such increase in governmental control or limitation on foreign investment could impair the value of foreign investments in us and hinder our access to additional capital in foreign equity markets.

Risks Relating to the Control of us by Svyazinvest and the Government of the Russian Federation

We could be influenced by the government of the Russian Federation

The government, through the Russian Ministry of Property Relations and the Russian Federal Property Fund, holds a 50% interest (plus one share) and a 25% interest (less two shares), respectively, in OJSC Svyazinvest, or Svyazinvest, and effectively controls Svyazinvest and its group of companies, or the Svyazinvest Group. Svyazinvest holds 50.67% of our voting shares. Thus, the government of the Russian Federation has the ability to control matters submitted to a vote by our shareholders, including, but not limited to, the approval of the annual financial statements, declaration of dividends, capital increases in connection with acquisitions, take-over offers, investments, the election and removal of members of our Board of Directors and Management Board and other policy decisions. Moreover, three government representatives were elected to our Board of Directors at our annual shareholders’ meeting on June 25, 2005. The interests of the government of the Russian Federation and the factors it considers when exercising its votes could conflict with the interests of our other shareholders and holders of the ADSs, and it may make decisions that materially and adversely affect your investment in the shares or ADSs.

Our business operations could be significantly disrupted if our major shareholder undergoes a change in control or reduces its control over us

We are effectively controlled by Svyazinvest, which holds 50.67% of our voting shares. In turn, the government has a controlling interest in Svyazinvest. The Ministry of Information Technologies and Communications has indicated its support for selling the government’s stake in Svyazinvest by the end of 2005. Any such change in control in Svyazinvest may have a material adverse impact on our business activities due to the following factors:

•
A change in control of Svyazinvest may result in unpredictable changes for us, including changes to our management and our business approach, as a result of the business strategy of the new major shareholder of Svyazinvest;

•
Reducing or eliminating Svyazinvest’s controlling position in us may jeopardize business relations between us and major local telephone operators currently represented by IRCs that are subsidiaries of Svyazinvest. Revenues generated from Svyazinvest’s IRC subsidiaries accounted for approximately 44% of our revenue in 2004; and

•	The sale or potential sale of a significant number of our shares out of the 50.67% stake held by Svyazinvest may cause the market price of our shares and ADSs to decline significantly.

Currently, Svyazinvest is viewed as a strategic asset by the government mainly due to our vital role in providing telecommunications services to certain state agencies. The government may therefore elect to maintain a certain measure of control over Svyazinvest’s subsidiaries, including us, through the maintenance of a “golden share” or other means.

Risks Relating to the Russian Federation

Political and Social Risks

Political and social changes and uncertainty in Russia could have a material adverse effect on our business and the value of investments in Russia, and the value of our ADSs could decline

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government, the prime minister and the other heads of federal ministries has, at times, been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president on March 26, 2000 and re-elected for a second term on March 14, 2004. Throughout his first term in office, President Putin maintained governmental stability. However, in February 2004, President Putin dismissed his entire cabinet, including the prime minister. This was followed in March 2004 by President Putin’s announcement of a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. The changes included, for example, reducing the number of ministries from 30 to 14 and dividing the government into three levels: ministries, services and agencies. In addition to the restructuring of the Russian federal government, the Russian parliament adopted legislation proposed by President Putin whereby the executives of sub-federal political units will no longer be directly elected by the population and will instead be nominated by the President of the Russian Federation and confirmed by the legislature of the sub-federal political unit. Further, President Putin has proposed to eliminate individual races in State Duma elections, so that voters would only cast ballots for political parties.

These and future changes in government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of the reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on our business and the value of investments in Russia, and the value of our ADSs could decline.

Recent changes in the structure of the Russian federal executive authorities may lead to uncertainty in the regulation of our activities

As part of the broader administrative reform of the Russian federal executive authorities, the Russian government has designated new regulatory authorities to oversee the Russian telecommunications and securities markets. In the area of telecommunications, the Russian government has abolished the role of the Ministry of Information Technologies and Communications as the sole direct regulator of the Russian telecommunications sector and has established the following new bodies: the Federal Service for the Oversight of the Communications Sector, the Federal Agency of Communications and the Federal Agency of Information Technologies, each subordinated to the Ministry of Information Technologies and Communications. In the event these regulatory and supervisory bodies adopt and enforce new or more rigorous regulatory policies, we may face increased regulatory scrutiny and may be subjected to increased administrative costs.

Additionally, in March 2004, the Russian government abolished the former regulatory agency charged with regulating the Russian securities markets, the Federal Commission for the Securities Market, or FCSM, and established the Federal Service for the Financial Markets, or the FSFM, giving the new agency wider-ranging powers to regulate the Russian securities market than its predecessor. Any change in policy by the FSFM may lead to changes in the regulatory framework for the circulation of our securities, including the shares underlying the ADSs, which may affect the rights of ADS holders, including voting rights.

Conflict between federal and regional authorities and other conflicts could create an uncertain operating environment that would hinder our long term-planning ability and could materially and adversely affect the value of investments in Russia and consequently, the value of our securities

The Russian Federation is a federation of 88 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in its operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

Additionally, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area, and other parts of Russia also have experienced violence related to the Chechen conflict. Violence and attacks relating to this conflict have also spread to other parts of Russia, and several terrorist attacks have been carried out throughout Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia, and could materially and adversely affect our business and the value of investments in Russia, including the value of the ADSs.

Selective or arbitrary government action may have a material adverse effect on our business, financial condition and results of operations or prospects

We operate in an uncertain regulatory environment. Governmental authorities in Russia have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions, often for political purposes. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Standard & Poor’s has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups.” In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In addition, in 2003 and 2004, the Ministry for Taxes and Levies aggressively brought tax evasion claims on certain Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition and results of operations or prospects.

Labor unrest in Russia may materially and adversely affect us

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with restrictions on foreign involvement in the economy of Russia; and increased violence. An occurrence of any of the foregoing events could restrict our operations and materially and adversely affect our operations.

Crime, corruption and negative publicity could disrupt our ability to conduct our business and could materially and adversely affect our business, financial condition and results of operations or prospects

The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press has reported that significant criminal activity, including organized crime, has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of official corruption in the locations where we conduct our business, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, published reports indicate that a significant number of Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials, claims that we have been involved in official corruption or engaged in improper transactions or slanted articles, press speculation and negative publicity could disrupt our ability to conduct our business and could materially and adversely affect our business, financial condition and results of operations or prospects.

Economic Risks

The Russian government may not be able to implement its policies of economic reforms and stabilization

Since the dissolution of the Soviet Union, the Russian economy has experienced at various times:

•	significant declines in gross domestic product;

•	hyperinflation;

•	an unstable currency;

•	high government debt relative to gross domestic product;

•	a weak banking system providing limited liquidity to domestic enterprises;

•	high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

•	significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

•	widespread tax evasion;

•	growth of a black and grey market economy;

•	pervasive capital flight;

•	high levels of corruption and the penetration of organized crime into the economy;

•	significant increases in unemployment and underemployment; and

•	the impoverishment of a large portion of the population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain payments in other currencies. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a dramatic decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

Recently, the Russian economy has experienced positive trends, such as the increase in the gross domestic product, a relatively stable national currency, strong domestic demand, rising real wages and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed. In particular, economic development within the different regions of Russia is still very uneven, which results in maintaining the practice of subsidies to dependent regions at the expense of donor regions that are economically better off. Moreover, there is a lack of consensus as to the scope, content and pace of economic and political reform. No assurance can be given that reform policies will continue to be implemented and, if implemented, will be successful, that Russia will remain receptive to foreign trade and investment, or that the economy in Russia will improve. Any failure of the current policies of economic reform and stabilization could have a material adverse effect on our business, financial condition and results of operations. In addition, the recoverability of the value of our assets, including collection of debt and receivables, and our ability to pay our debts as they mature, depend on the effectiveness of the fiscal measures and other economic reforms, which have been or may be undertaken by the Russian government.

Fluctuations in the global economy may adversely affect Russia’s economy and our business

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Russian businesses could face severe liquidity constraints, materially and adversely affecting their economies. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy. Russia is also a major producer and exporter of metal products and its economy is vulnerable to world commodity prices and the imposition of tariffs and/or antidumping measures by principal export markets. A slowdown in the Russian economy may have a material adverse effect on our business, financial condition and results of operations.

The physical infrastructure in Russia is in very poor condition, which could disrupt normal business activity

The physical infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission; communication systems; and building stock. For instance, in May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major outage in a large section of Moscow and some surrounding regions, which resulted in a halt of half of the Moscow metro lines leaving thousands of people blocked underground for a long time. The blackout also hit the ground electric transport, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many stores and markets were also halted. Road conditions throughout Russia are poor, with many roads not meeting minimum quality requirements. The Russian government is actively considering plans to reorganize the nation’s rail and electricity systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of physical infrastructure in Russia harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. Further deterioration in the physical infrastructure could have a material adverse effect on our business and the value of our securities.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on us

Russia’s banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Although the Central Bank has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Most Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, many banks do not follow existing Central Bank regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure.

Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks increasingly to hold large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the Central Bank revoked the licenses of certain Russian banks during 2004, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

There is currently a limited number of creditworthy Russian banks, most of which are located in Moscow. We have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including subsidiaries of foreign banks. Nonetheless, the bulk of our excess ruble and foreign currency cash are held in Russian banks, including subsidiaries of foreign banks, in part, because Central Bank regulations so require and because the ruble is not transferable or convertible outside of Russia. There are few, if any, safe ruble-denominated instruments in which we may invest our excess ruble cash. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations.

Lack of reliability of official data from the Russian government and agencies may affect our plans and strategy

Most of the market data and certain other information contained in this annual report were derived from publicly available information and we have relied on the accuracy of this information without independent investigation.

In addition, some of the information contained in this annual report has been derived from the official data of Russian government agencies. The official data published by Russian federal, regional and local governments are substantially less complete or well researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this document must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information. The veracity of some official data released by the Russian government may be questionable. In the summer of 1998, for example, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and charged with manipulating economic data to hide the actual output of various companies. In addition, the lack of reliable statistics relating to trends in the Russian economy may have a negative impact on our long-term plans.

Legal Risks

Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of the ADSs

Russia is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian legal system create uncertainty with respect to the legal and business decisions made by us, many of which uncertainties do not exist in countries with more developed market economies:

•	inconsistencies between and among laws, the Constitution, Presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•	conflicting local, regional and federal rules and regulations;

•	the lack of judicial and administrative guidance on interpreting legislation;

•	the relative inexperience of judges and courts in interpreting legislation;

•	corruption within the judiciary;

•	a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of licenses; and

•	poorly developed bankruptcy procedures that are subject to abuse.

Furthermore, several fundamental laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and contracts, or to defend ourselves against claims by others, and could affect enforcement in Russia of any rights of the holders of ADSs against us. Furthermore, there is no assurance that regulators, judicial authorities or third parties will not challenge our internal procedures and by-laws or our compliance with applicable laws, decrees and regulations.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation was enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. Some government entities have tried to re-nationalize privatized businesses. Expropriation or nationalization of any of our assets without equivalent compensation would have a material adverse effect on our activities.

In addition, many Russian laws are structured in a way that provides for significant administrative discretion in their application and enforcement. Reliable texts of laws and regulations at the regional and local levels may not be available, and usually are not updated or catalogued. As a result, applicable law is often difficult to ascertain and apply. In addition, the laws are subject to different and changing interpretations. As a result of these factors, even the best efforts to comply with applicable laws may not always result in full compliance.

Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially and adversely affect our business, financial condition and results of operations

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses and permits and in monitoring licensees’ compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or any one of our particular subsidiaries have violated laws, decrees or regulations and we may be unable to refute such conclusions or remedy the violations.

Our failure to comply with existing laws and regulations or the findings of government inspections may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of licenses and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to officers of our companies. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase costs and materially and adversely affect our business, financial condition and results of operations.

The judiciary’s lack of independence and overall inexperience, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially and adversely affecting the value of the ADSs

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system in Russia is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes.

Changes in the Russian tax system could materially and adversely affect an investment in the ADSs

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

•	income taxes;

•	value-added tax, or VAT;

•	excise taxes and import duties;

•	unified social tax; and

•	property tax.

The tax environment in Russia historically has been complicated by the fact that the tax laws are often unclear, allowing authorities broad discretion for interpretation. For example, tax laws are unclear with respect to the deductibility of certain expenses and, consequently, deductions taken by us which we believe to be consistent with the law may be subject to challenge. This uncertainty potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden.

Because of the political changes that have occurred in Russia over the past several years, there have been significant changes to the Russian taxation system. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, or the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code.

In practice, the Russian tax authorities often interpret the tax laws in a way that rarely favors taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for the three calendar years of their activities that immediately proceeded the year in which the audit is carried out. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In addition, in some instances, new tax regulations have been given retroactive effect. Recently, the Constitutional Court of the Russian Federation ruled that, in some instances, VAT paid on a commercial enterprise’s purchases, or input VAT, cannot be offset against VAT collected from sales to the extent that the input VAT was incurred on items purchased with borrowed funds.

Moreover, financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9% to 15%, though this tax does not apply to dividends paid out higher up the ownership chain once they have already been taxed at the lower level. These tax requirements impose additional burdens and costs on our operations, including management resources.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could materially and adversely affect our business and the value of the ADSs.

Minority shareholders may be limited in their ability to pursue legal action against our management

Although Russian law provides some protection of rights of minority shareholders, corporate governance standards for many Russian companies have proven to be inefficient.

In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. See “Item 10. Additional Information - B. Description of Charter Capital and Certain Requirements of Russian Legislation - Description of Charter Capital” for a more detailed description of some of these protections. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice, corporate governance standards for many Russian companies have proven to be poor, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices. Shareholder meetings have been irregularly conducted, and shareholder resolutions have not always been respected by our management. Shareholders of some companies also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

In addition, the supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders’ meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders’ meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our current majority shareholders and our management in the future may not run us for the benefit of minority shareholders, and this could materially and adversely affect the value of the ADSs.

Disclosure and reporting requirements, as well as anti-fraud legislation, have only recently been enacted in Russia. Most Russian companies and managers are not accustomed to restrictions on their activities arising from these requirements. The concept of fiduciary duties of our management or directors to their companies and shareholders is also relatively new and is not well developed. Violations of disclosure and reporting requirements or breaches of fiduciary duties to us and our subsidiaries or to our shareholders could materially and adversely affect the value of the ADSs.

The Russian Law on Joint Stock Companies of December 26, 1995 (as amended), or the Joint Stock Companies Law, provides that shareholders owning not less than 1% of a company’s ordinary shares may bring an action for damages against the management of the company on the grounds of breach of fiduciary duties.

However, Russian courts are still inexperienced with respect to such cases. Russian law does not contemplate class action litigation. Accordingly, the practical ability of minority shareholders to pursue legal action against our management may be limited.

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the shares underlying your ADSs

Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, the holdings of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders (as we do) or so elects, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets.

Shareholder rights provisions under Russian law may impose additional costs on us, which could materially and adversely affect our financial condition

Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to sell their shares to the company at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

•	decisions with respect to a reorganization;

•
the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 25% of the gross book value of our assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated; and

•	the amendment of our charter in a manner that limits shareholder rights.

Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon could have a material adverse effect on our financial condition.

Russian legislation treating our depositary bank as the beneficial holder of the shares underlying the ADRs and lack of participation of ADR holders in shareholder votes hinder our ability to take corporate actions requiring a supermajority vote, including amending our charter

For two consecutive years, we have been unable to approve amendments to our charter. In accordance with the Joint Stock Companies Law, charter amendments must be adopted by a three-fourths majority of shareholders taking part in a general shareholders’ meeting.

In accordance with Russian legislation, our depositary bank, JPMorgan Chase Bank, is treated as the beneficial holder of the ordinary shares underlying our ADRs. Our bank-custodian, ING Bank (Eurasia), serving as a nominal holder for our depositary bank after receiving voting instructions from the depositary bank, is registered at our general shareholders’ meeting as the holder of the ordinary shares underlying the ADRs, which currently comprise approximately 25% of our total outstanding ordinary shares. However, historically, holders of only 2-5% of our ordinary shares represented by ADRs exercise their voting rights at our general shareholders’ meetings. As a result, approximately 25% of total shares eligible to be voted at our annual shareholders’ meeting in 2005 and 2004 were not voted, making it nearly impossible to reach the 75% threshold required to approve the amendments to our charter.

Our inability to amend our charter limits our flexibility in introducing changes to our corporate governance practices required by new regulations, listing rules and supervising authorities, and may have a material and adverse effect on our business, financial condition and results of operations.

We may be jointly and severally liable for obligations of certain of our subsidiaries

The Russian Civil Code and the Joint Stock Companies Law generally provide that the shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. An exception to this rule, however, is when the shareholder of a joint stock company is capable of determining decisions for such company. The person or entity capable of determining such decisions is deemed an “effective parent.” The person whose decisions are capable of being so determined is deemed an “effective subsidiary.”

Under the Joint Stock Companies Law, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•	this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

•	the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. An effective parent is also secondarily liable for an effective subsidiary’s debts if an effective subsidiary is declared insolvent or bankrupt resulting from the action or inaction of an effective parent. Accordingly, we could be liable in some cases for the debts of our consolidated subsidiaries. This liability could have a material adverse effect on our business, results of operations and financial condition.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our results of operations

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration courts and their use in politically motivated investigations and prosecutions. We believe that the prices used by us are market prices and, therefore, comply with the requirements of Russian tax law on transfer pricing. However, due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our results of operations could be materially and adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have a material adverse effect on our financial condition and results of operations.

If transactions of members of our group and their predecessors-in-interest were to be challenged on the basis of non-compliance with applicable legal requirements, the remedies in the event of any successful challenge could include the invalidation of such transactions or the imposition of other liabilities on such group members

Members of our group, or their predecessors-in-interest at different times, took a variety of actions relating to share issuances, share disposals and acquisitions, valuation of property, interested party transactions, major transactions and anti-monopoly issues that, if successfully challenged on the basis of non-compliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant group members or their predecessors-in-interest, could result in the invalidation of such transactions or the imposition of other liabilities. Because applicable provisions of Russian law are subject to many different interpretations, we may not be able to successfully defend any challenge brought against such transactions, and the invalidation of any such transactions or imposition of any such liability may, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the ADSs

Because the depositary may be considered the beneficial holder of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary

Because Russian law may not recognize ADS holders as beneficial owners of the underlying shares, it is possible that you could lose all your rights to those shares if the depositary’s assets in Russia are seized or arrested. In that case, you would lose all the money you invested.

Russian law may treat the depositary as the beneficial owner of the shares underlying the ADSs. This is different from the way other jurisdictions treat ADSs. In the United States, although shares may be held in the depositary’s name or to its order, making it a “legal” owner of the shares, the ADS holders are the “beneficial,” or real owners. In U.S. courts, an action against the depositary, the legal owner of the shares, would not result in the beneficial owners losing their shares. Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS holders, to the underlying shares. Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. In the past, a lawsuit was filed against a depositary bank other than our depositary seeking the seizure of various Russian companies’ shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future against our depositary, and the shares underlying our ADSs were to be seized or arrested, the ADS holders would lose their rights to the underlying shares.

A challenge to the privatization of us, if successful, could result in ADS holders losing their ownership in our shares underlying the ADSs

Our privatization began in 1992 and continued through 1997. Because privatization legislation often is vague, inconsistent or in conflict with other legislation, including conflicts between federal and local privatization legislation, many privatizations are arguably deficient and, therefore, vulnerable to challenge, including selective challenges. For instance, a series of presidential decrees issued in 1991 and 1992 that granted to the Moscow city government the right to adopt its own privatization procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the presidential decrees addressed issues that were the subject of federal law. While this court ruling, in theory, did not require any implementing actions, the presidential decrees were not officially annulled by another presidential decree until 2000. Currently, there are no pending challenges to our privatization. In the event that our privatization is subject to challenge as having been improper and shareholders are unable to defeat such claims, the holders of the ADSs may lose their ownership interests in our shares underlying the ADSs.

ADS holders may be restricted in their ability to exercise their voting rights and influence our governance

As an ADS holder, you have no direct voting rights with respect to the shares represented by the ADSs. You may exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law.

However, there are practical limitations on the ability of ADS holders to exercise voting rights due to the additional procedural steps involved in our process of communication with them. For example, the Joint Stock Companies Law and our charter require us to notify our shareholders of any general shareholders’ meeting at least 30 days or, in certain cases, 50 days in advance of such meeting. Our shareholders will be notified directly by us, and will be able to exercise their voting rights by either attending a general shareholders’ meeting in person, through a representative, or by sending a completed voting ballot.

In contrast, ADS holders will not receive notice of a general shareholders’ meeting directly from us. In accordance with the deposit agreement, the depositary will be notified by us of a general shareholders’ meeting. In turn, the depositary is required, as soon as practicable thereafter but not later than 30 calendar days prior to the date of the meeting, to mail the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given, to the ADS holders. To exercise their voting rights, ADS holders must instruct the depositary on how to vote. Due to this additional procedural step involving the depositary, the process for exercising voting rights may take longer for ADS holders than for shareholders. As a result, holders of ADSs may have less ability to influence our governance than direct holders of our shares. ADSs in respect of which the depositary does not receive voting instructions in time will not be counted in any vote at any general shareholders’ meeting.

In addition, although Russian securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, such regulations remain untested, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. You may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs. There can be no assurance that holders and beneficial owners of ADSs will (i) receive notice of shareholders’ meetings to enable the timely return of voting instructions to the depositary, (ii) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders’ rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

You may not be able to deposit shares in the ADS program

Russian companies are limited in their ability to issue shares in the form of ADSs or other depository shares due to Russian securities regulations that came into force in 2003 providing that no more than 40% of a Russian company’s shares may be circulated abroad through sponsored depositary receipt programs. Our ADS program accounted for approximately 25% of our outstanding ordinary shares as of December 31, 2004. As our existing shareholders may deposit their shares in to the ADS program in the future and/or the Russian regulatory authority may reduce the 40% limit in the future, our ability to raise equity financing through the issue of ADSs and the ability of holders of ordinary shares to deposit their shares into the ADS facility and receive ADRs may be limited.

You may have limited recourse against us and our directors and executive officers because they generally conduct their operations outside the United States and all of the directors and executive officers reside outside the United States

Our presence outside the United States may limit your legal recourse against us. We are incorporated under the laws of the Russian Federation. All of our directors and executive officers reside outside the United States, principally in the Russian Federation. All or a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States, principally in the Russian Federation. As a result, you may not be able to effect service of process within the United States upon us or our directors and executive officers or to enforce U.S. court judgments obtained against us or our directors and executive officers in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts’ inability to enforce such orders and corruption.

There is less publicly available information about us than about public companies in the United States and certain other jurisdictions

Our corporate governance is regulated by Russian laws and by the charters and by-laws of companies comprising the group, as well as by recommendations outlined in the corporate conduct code issued by the FCSM. The rights of shareholders and the responsibilities of members of the Board of Directors and the Management Board under Russian law are different from, and may be subject to certain requirements not generally applicable to, corporations organized in the United States or other jurisdictions. Although we are subject to the reporting requirements of the U.S. Exchange Act, the periodic disclosure required of non-U.S. companies under the U.S. Exchange Act is more limited than the disclosure required of U.S. companies. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

You may be unable to repatriate your earnings from distributions made on the ADSs

Russian legislation currently requires dividends on ordinary shares to be paid in rubles and permits such ruble funds to be converted into U.S. dollars by the depositary without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes.

The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge rubles and ruble-denominated investments.

Developing corporate and securities laws and regulations in Russia may limit our ability to attract future investment and may affect the price of our ADSs

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities which are often in competition with each other. These include:

•	the FSFM;

•	the Ministry of Finance;

•	the Federal Anti-Monopoly Service, or FAS;

•	the Central Bank; and

•	various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially and adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to us. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance.

Sales of our equity securities may adversely affect the price of our equity shares and the ADSs

Any future offering of a substantial number of our shares in the public market could have an adverse effect on the market price of the ADSs. Furthermore, such equity offerings may dilute the shareholding of our current shareholders. If we issue additional preferred shares, such preferred shares may have rights, preferences or privileges senior to those of existing preferred shares and/or ordinary shares.

The price of the ADSs may be highly volatile

The liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although our ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there may be a limited public market for our shares. This, in turn, may affect the liquidity of the ADSs and their trading price.

The price of our ADSs has been extremely volatile and may continue to be so. Although our ADSs are currently listed on the New York Stock Exchange, and traded on the London Stock Exchange and the Frankfurt Stock Exchange, it is possible that an active public market for the ADSs will not be sustained. Furthermore, the price at which the ADSs trade could be subject to significant fluctuations caused by a wide variety of factors, including:

•	variations in our operating results or financial condition;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	regulatory actions that are harmful to our business;

•	loss by us of major licenses for the provision of services;

•	issue of licenses to other operators, resulting in the loss to us of our monopolistic position in the telecommunications market;

•	changes in financial estimates or recommendations in relation to us by securities analysts;

•	economic conditions in Russia;

•	resignation of our key personnel;

•	future equity or debt offerings, or announcements of equity or debt offerings by us;

•	future sales of substantial amounts of the ADSs on the open market or expectations that such sales may occur;

•	loss or insufficient liquidity of our shares and/or ADSs;

•	general conditions or trends in the fixed telecommunications industry;

•	emergence and rapid development of new competing technologies;

•	investors’ perception of risks associated with emerging markets; and

•	other events or factors, many of which are beyond our control.

In addition, the public markets for the stock of telecommunication companies have experienced extreme price and volume fluctuations in recent years. These fluctuations have often been unrelated or disproportionate to the operating performance of such companies. These market and industry factors may materially and adversely affect the price of the ADSs, regardless of our operating performance. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. This type of litigation, if initiated against us, could result in substantial costs and a diversion of our management’s attention and resources.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may therefore suffer dilution in his or her equity interests in us

Under the Joint Stock Companies Law, existing shareholders of a joint stock company enjoy preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying the ADSs unless a registration statement under the U.S. Securities Act is effective with respect to such rights or an exemption from the registration requirements under the U.S. Securities Act is available. We are not obligated to prepare or file such a registration statement and our decision to do so would depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of allowing ADS holders to exercise their preemptive rights, and any other factors we consider at that time. No assurance can be given that we will file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell the securities for the benefit of the ADS holders. There can be no assurances as to the value the depositary would receive, if any, upon the sale of such securities. To the extent that the ADS holders are unable to exercise preemptive rights granted in respect of equity securities represented by their ADSs, their proportional interest in us will be reduced.

You may not be able to benefit from double tax treaties

In accordance with Russian legislation, dividends paid to a nonresident holder generally will be subject to Russian withholding at a rate of 15% for legal entities and organizations and at a rate of 30% for individuals. This tax may be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the United States-Russia double tax treaty for U.S. holders.

However, the Russian tax rules applicable to ADS holders are characterized by significant uncertainties and by an absence of interpretive guidance. The Russian tax or financial authorities have not provided any public guidance regarding the treatment of ADS arrangements, and it is unclear how the Russian tax authorities will ultimately treat those arrangements. Thus, we may be obliged to withhold tax at higher rates when paying out dividends to U.S. holders, and U.S. holders may be unable to benefit from these treaties.

Capital gains from the sale of ADSs may be subject to Russian income tax

Under Russian tax legislation, gains arising from the disposition of Russian shares and securities, such as our ordinary shares, as well as financial instruments derived from such shares, such as our ADSs, may be subject to Russian income or withholding taxes. However, no procedural mechanism currently exists to withhold any capital gains or for subsequent remittance of such amounts to the Russian tax authorities with respect to sales made between non-residents or sales of ADSs on the New York Stock Exchange.

Item 4.  Information on the Company

A. History and Development

General Information

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom was organized as an open joint stock company under the laws of the Russian Federation on September 23, 1993. Our principal executive offices are located at 14, 1st Tverskaya-Yamskaya St., Moscow 125047, Russia, our telephone number is +7 095 972 8283, our facsimile number is +7 095 787 2850 and our e-mail address is rostelecom@rostelecom.ru. We maintain a website at http://www.rostelecom.ru. The information on our website is not a part of this report.

Our charter capital is currently comprised of 728,696,320 ordinary shares, par value 0.0025 rubles per share, and 242,831,469 preferred shares, par value 0.0025 rubles per share.

In accordance with the Registration Statement on Form F-6 under the U.S. Securities Act relating to the registration of our ADSs, we appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715, as our authorized representative in the United States in connection with the ADSs.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs, or the Deposit Agreement.

Listing of Our Shares

Our American Depositary Receipts, or ADRs, have been listed on the New York Stock Exchange (ticker ROS) since February 17, 1998. Our common and preferred shares (tickers RTKM and RTKMP, respectively) have been listed on the RTS Stock Exchange, or the RTS, and the MICEX Stock Exchange, or the MICEX, since October 27, 1997 and February 27, 1997, respectively.

Audit Committee

On December 21, 2004, the Board of Directors voted to establish an Audit Committee comprised of three independent directors and one non-executive director. The non-executive director is a representative of Svyazinvest and is a non-voting member with “observer” status. Establishment of the Audit Committee is an important step in enhancing and developing our corporate practices following the creation of the Strategic Planning Committee and Nominations and Remuneration Committee of the Board of Directors.

At the same meeting, the Board of Directors approved the Audit Committee Regulations as the principal terms under which the committee will operate. According to the Regulations, the principal purpose of the Audit Committee shall be to assist the Board of Directors in overseeing:

•	the qualifications and independence of our independent auditor;

•	the performance of our internal audit function and the independent auditor;

•	the quality and integrity of our financial statements;

•	our compliance with legal and regulatory requirements.

For a further description of our Audit Committee and its composition, see “Item 6. Directors, Senior Management and Employees - C. Board Practices - Corporate Governance Developments.”

Automation of Business Processes

In 2004, we and Svyazinvest’s IRCs began to implement a unified billing system, or UBS, to enhance operating efficiency. IBM Business Consulting Services is the lead implementer and consultant on the UBS project, which is based on Amdocs software. The lead implementer and software supplier were chosen by a tender committee consisting of Svyazinvest, us and IRC representatives.

Implementation of the UBS project is planned over the course of 2005-2007. The process consists of analyzing existing billing systems and related business processes, purchasing and implementing Amdocs Billing Suite software, data transfer from existing billing systems and an overall transition to settlements within the UBS.

The UBS is expected to enable us to enhance our overall performance and strengthen our competitive position due to the optimization of business processes, improvement of transparency and precision of settlements between operators. It will also facilitate the introduction of a more flexible tariff policy and support the rapid launch of new services.

In addition, in order to increase the quality of the services we provide, reduce the cost of traffic, re-route traffic expeditiously and increase the effectiveness of labor and our competitiveness, we have begun to automate the traffic routing processes.

In 2004, we also implemented the MBS “Axapta” enterprise resource planning system. Axapta integrates all of the accounting and financial information from our different divisions, combining it together into a single, integrated database so that the various departments can more easily share information and communicate with each other. The system allows for instant access to complex information, the streamlining of financial reporting and contributes to more effective decision making by management.

Investment Policy Highlights

The main objective of our investment program is to further develop and modernize our integrated digital telecommunications network in order to strengthen our position in all segments of Russia’s long-distance telecommunications market.

The investment program focuses on the following major areas:

•
Reconstruction of existing telecommunications trunk lines using dense wavelength division multiplexing, or DWDM, technology aimed at an increase in the network’s throughput capacity at least tenfold. Networks using this technology operate much faster, have a larger capacity and relatively low production costs,

•	Expansion of existing Automatic Switching Nodes, or ASNs, International Switching Centers, or ISCs and Automatic Trunk Exchanges, or ATEs,

•
Construction of a modern flexible multiplexers network in order to optimize operation of the trunk network, and to provide customers with the option to lease digital channels with optimal throughput capacity,

•
Construction of high-speed fiber optic telecommunications trunk lines which will provide us with access to new international routes, link Russia’s major cities to our network, as well as create a back-up system for existing telecommunications lines, and

•	Phasing out of analog trunk lines along with the expansion of the digital network.

Capital Expenditures

To achieve our strategic objectives, in the mid-1990s we began construction of a modern telecommunications infrastructure and expansion of our primary network and implemented new technologies which enabled us to enlarge the scope of services we provided to various customers. We financed these investments through internal sources, including cash from operations, as well as through external debt financing.

Capital construction and investments in 2002

In 2002, we invested approximately RUR 2,696 million in our property, plant and equipment. The most significant investment projects implemented in 2002 were as follows:

•
Russia to Kazakhstan FOL created a second point of access to Kazakhstan for our trunk network. The line that connects the Russian and Kazakh ISCs completed the loop of existing telecommunications lines between Russia, Kazakhstan and China.

•
Baltic Cable System Project (first stage) was developed in conjunction with the Swedish firm Telia (now TeliaSonera) and included the modernization of the Moscow to St. Petersburg to Kingissep line using DWDM technology, as well as the expansion of our participation in international cable systems. The subsequent stages of the project will be undertaken by TeliaSonera.

•
Expansion of traffic capacity of the Moscow to Novosibirsk FOL and Moscow to Novorossiysk FOL. In addition to expanding the capacity of these important trunk lines, these projects also included the creation of new lines, as well as the expansion of existing digital links, to Russia’s major cities.

During 2002, the modernization of the route from Moscow to Samara on the Moscow to Novosibirsk line was completed using DWDM equipment produced by Huawei Technologies. In October 2002, we received this DWDM equipment from a non-related party, free of charge.

•
Flexible Multiplexers Network (first and second stages) is expected to enable us to optimize network operations and satisfy customer needs by increasing our ability to provide digital channels with the necessary throughput capacity.

Capital construction and investments in 2003

In 2003, we invested approximately RUR 3,579 million in our property, plant and equipment. The most significant investment projects implemented in 2003 were as follows:

•
Yoshkar-Ola to Kirov FOL with a link to Cheboksary provides a modern high-performance transmission line giving Kirov and Cheboksary ATEs with access to the primary trunk network and providing Yoshkar-Ola’s ATE secondary access to the trunk network.

•	Gatikha to Apastovo FOL (first stage) provides back-up for the European part of the Moscow to Khabarovsk trunk line, and provides Nizhny Novgorod and Cheboksary ATEs with access to our trunk network.

•	International Russia to Azerbaijan FOL connects the Russian and Azerbaijan ISCs, and strengthens our market position in traffic exchange in the Caucasus and the Middle East.

•	Expansion of ATEs and ASNs increases the number of our long-distance and international channels and improves the quality and range of communications services.

•
Conversion of our analog communications system into a digital communications system. In 2003, we implemented the first part of our program for the additional installation of analog to digital converter equipment as a substitute for analog communications in connection with the decommissioning of analog transmission lines.

Capital construction and investments in 2004

In 2004, we invested approximately RUR 4,773 million in our property, plant and equipment. The most significant investment projects implemented in 2004 were as follows:

•
Kaliningrad to Gvardeisk to Sovetsk FOL with a link to the Lithuanian border. This project, completed in February 2004, links Kaliningrad to our network by a digital line, thus expanding our international network. The main goal of the project is to digitalize Kaliningrad’s trunk network and to ensure high quality telecommunications connections between this region and the rest of Russia. The introduction of the FOL and international switching center is expected to create the opportunity for substantial DLD and ILD traffic growth, the development of the Internet network and the introduction of new services in the Kaliningrad region.

•	Gatikha to Apastovo FOL (second stage) provides back-up for the European part of the Moscow to Khabarovsk trunk line, and provides Nizhny Novgorod and Cheboksary ATEs with access to our trunk network.

•
Expansion of traffic capacity of the Novosibirsk to Khabarovsk FOL through the installation of DWDM equipment expands the capacity of this important backbone line of our network and allows us to compete for a greater amount of transit traffic between Europe and Asia.

•
Expansion of traffic capacity of the Moscow to Novorossisk FOL (first and second stage) through the installation of DWDM equipment establishes a robust ring structure, and creates and enhances the capacity of the existing interconnections with ATEs in Krasnodar, Tula and Rostov-on-Don.

•	Ekaterinburg to Perm FOL completes the loop for the Moscow to Khabarovsk line in the Volga and Urals regions.

•	Tyumen to Surgut DRRL reconstruction allows us to expand the traffic capacity within the Tyumen, Khanty-Mancy and Yamal-Nenetz regions.

Main directions of development in 2005 and beyond

We plan to invest approximately RUR 7,000 million annually for projects from 2005 to 2007 using cash from operations and external financing sources. The investment program for 2005 and subsequent years includes the following major projects:

•
Gatikha to Apastovo FOL (third stage) will provide back-up for the European part of the Moscow to Khabarovsk trunk line, and will provide Nizhny Novgorod and Cheboksary ATEs with access to our trunk network.

•	Kingissep to Smolensk to Moscow FOL with links to Belarus and Latvia will create a loop in the North-West region, and provide back-up for the Baltic Cable System.

•	Kirov to Syktyvkar DRRL will create the first digital interconnection to Syktyvkar’s ATE.

•	Ufa to Orenburg FOL will create the second digital interconnection to Orenburg’s ATE.

•	Yakutsk to Skovorodino DRRL/FOL will create the first digital interconnection to Yakutsk’s ATE.

•	Construction of a cable system from Russia to China in cooperation with China Telecom expanding access to China as a part of the Europe to Asia project.

•	Nazran to Grozny FOL will create a loop in the region and provide the second digital interconnection to Grozny’s ATE.

•
Chelyabinsk to Novosibirsk to Biryusinsk to Khabarovsk FOL will provide back-up for the Siberian and Far East part of the Moscow to Khabarovsk trunk line, and will provide the cities’ ATEs with first and second interconnections to our trunk network. The construction is planned to be carried out in cooperation with RAO UES Russia and regional IRCs.

•
Construction and modernization of existing ASNs, ISCs, ATEs and International Traffic Exchanges, or ITEs, is expected to increase our existing switching capacity, the number of our long-distance and international channels and to improve the quality and range of its communications services.

•	Modernization of ASNs will allow for the interconnection of additional operators, the expansion of channel capacity and improvement in the quality of service offered.

•	Creation of a center for monitoring the Signaling System, or SS–7, network is expected to improve the management of our network and enhance our billing capacity.

•
Implementation of a unified billing system designed to service both subscribers and operators is expected to improve the quality of our customer service, optimize receivables settlement and improve the system for monitoring and accounting for communications traffic and revenues.

Acquisitions

We made the following material acquisitions during 2004 and 2005 (as of the date of this annual report):

In January 2004, we finalized the acquisition from RTC-Leasing of the title to the telecommunications equipment previously leased by us from RTC-Leasing. For additional detail see “Item 10. Additional Information - C. Material Contracts.”

In April 2004, we and Westelcom, our subsidiary, entered into a substitution agreement in relation to the Black Sea Fiber Optic Cable System (BSFOCS) whereby Westelcom was replaced by us as a participant in the BSFOCS. In accordance with the agreement, we paid Westelcom RUR 160 million.

In April 2004, we and Westelcom entered into a substitution agreement in relation to the underwater Russia to Georgia FOL whereby Westelcom was replaced by us as a participant in the FOL. In accordance with the agreement, we paid Westelcom RUR 134 million.

In April 2004, we and Westelcom entered into an agreement for the sale of two ITEs in Moscow and St. Petersburg. In accordance with the agreement, we paid Westelcom RUR 54.9 million.

In April 2004, we and Westelcom entered into an agreement for the sale of telecommunications equipment consisting of a data transfer node. In accordance with agreement, we paid Westelcom RUR 17.7 million.

In December 2004, we and LLC IBM Eastern Europe/Asia entered into an agreement for our purchase of Amdocs billing system software. In accordance with the agreement, we will pay LLC IBM Eastern Europe/Asia US$39.8 million in 18 installments over 2005-2006.

Divestitures

We made the following material divestitures during 2004 and 2005 (as of the date of this annual report):

In July 2004, we and OJSC Svyaz of Komi Republic entered into a series of related agreements for our sale of radio-relay stations in the North-West region and related telecommunications equipment for total consideration of RUR 42.5 million.

In August 2004, we and CJSC GlobalTel entered into an agreement for our sale of a billing system and related computer equipment for total consideration of US$3.6 million.

In February 2005, we and JSFC Sistema entered into an agreement for the sale of our 20% stake in CJSC Telmos, a Moscow alternative fixed-line operator, for total consideration of RUR 235.4 million.

In February 2005, we and LLC Orbita-Telecom entered into an agreement for the sale of our 45% stake in CJSC Telecom-Center, a Moscow alternative fixed-line operator, for total consideration of RUR 67.7 million.

B. Business Overview

Overview

We are Russia’s national long-distance telecommunications operator. We own and operate a nationwide trunk telecommunications network and carry the bulk of Russia’s long-distance and international traffic. Throughout the country, we render international and domestic long-distance traffic throughput services to Russian operators, including each of Russia’s seven IRCs and alternative operators. We are currently the only nationwide carrier of wholesale long-distance and international traffic in Russia and, therefore, hold a monopolistic position in this market. Local operators, including IRCs, bill their own local customers for outgoing domestic long-distance and international calls, while we bill the operators for the traffic throughput. In Moscow, we provide domestic long-distance and international telecommunications services to end-users through the local access network of a local operator, and bill customers directly. In addition, we provide telecommunications services to various government-funded entities and government ministries across Russia and ensure the operation of the ground-based network of most television and radio broadcasting channels. We also have the exclusive right to terminate incoming international voice traffic from international operators.

Our trunk network, which transmits the majority of Russia’s domestic and international traffic, is comprised of nearly 200,000 kilometers of digital and analog lines. As of December 31, 2004, our digitalization level in terms of channel kilometers was 93% of our total network, and 100% of our switching equipment was digitalized. We have completed a major part of the construction of our domestic long-distance digital transit network based on eight ASNs. Today, 100% of our ATEs, which are stations that collect voice traffic and automatically sort and retransmit it to our ASNs and ISCs, are connected with them through two or more paths. For additional information, see “Switches” and “Current Structure of the Russian Telecommunications Industry” below.

We have completed the construction of a fully connected international digital network based on 13 ISCs and ITSs, ensuring the availability of international telecommunications services in most geographic locations in Russia. We have direct access to 70 countries and participate in 30 international cable systems. We also maintain relationships with more than 125 international operators and network administrations.

Russia is a member of the International Telecommunications Union, or ITU, a specialized intergovernmental organization under the United Nations which facilitates guidelines and agreements regulating telecommunications. The ITU is designed to coordinate, standardize and internationally regulate the telecommunications industry on a worldwide scale. Though established international standards are sufficiently effective to regulate communication services and settle disputes among international operators, we seek to strengthen our relations with international operators with which we have direct channels through written arrangements.

We have implemented and are developing a variety of services, largely complementing our existing international and domestic long-distance communications services. We also provide multimedia communications services, offer digital channels for lease and distribute television and radio programs through our network among broadcasters throughout Russia.

Our principal markets are as follows:

	% of total revenues

	2002	2003	2004

International market of communications operators	18.3	14.3	12.2
Russian market of traditional and alternative local operators	45.7	50.5	60.7
Russian market of communications services end-users in Moscow	32.9	29.8	23.4
Other revenue	3.1	5.4	3.7

See Note 20 to the consolidated financial statements included elsewhere in this annual report for additional information regarding our revenues relating to each principal market.

Prior to December 1, 2003, we conducted certain leasing and banking and investments activities through RTC-Leasing and our subsidiaries. As part of our management’s efforts to concentrate on our core business segment, as of December 1, 2003, we discontinued our leasing and banking and investing business segments. See “Item 10. Additional Information - C. Material Contracts” and the consolidated financial statements included elsewhere in this annual report.

Business Strategy

Several regulations have taken effect in 2005 that directly impact the DLD/ILD telecommunications services market in Russia and are ultimately expected to lead to the restructuring and liberalization of this market. As we currently hold a monopoly position in the Russian DLD/ILD telecommunications services market, these regulatory changes, if implemented, are certain to have a significant impact on our business.

See “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Business - Implementation of the new Federal Law on Communications, or the Communications Law, will cause us to lose our monopoly position in the Russian long distance telecommunications market and impose an additional financial burden on us which may materially and adversely affect our business, financial condition and results of operations” and “Item 4. Information on the Company - B. Business Overview - The Telecommunications Industry in Russia - Liberalization of the Russian Telecommunications Market” for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations.

The substantial gaps that remain in the legislative framework, coupled with a lack of interpretive guidance from the regulatory authority regarding certain ambiguous provisions in the new regulations, make it difficult for us to predict with any certainty how the new regulatory regime will impact our business, financial condition and results of operations. However, we have developed our strategy in light of these changes and uncertainties.

For 2005, our main objectives are as follows:

Our global goals in the Russian telecommunications market are to:

•	participate in optimizing the system of settlements between operators for DLD and ILD calls;

•	increase our revenues from various communication services; and

•	expand our client base and formalize procedures to improve the quality of our services to our clients.

Our goals in the Russian regional and alternative operators market are to:

•
ensure the efficient transition to a new interconnection and settlement system with traditional and major alternative operators with the aim of preventing a decline in our traffic volumes and revenues; and

•	optimize interconnection rates for alternative operators in line with the changing operating conditions in the market.

Our goals in the Russian VoIP and mobile operators market are to:

•	ensure our readiness to enter the market for DLD and ILD mobile operator traffic transit; and

•	develop a plan for interacting with small and mid-size VoIP operators.

Our goals in the international market are to:

•	eliminate the imbalance in traffic termination rates in Russia for domestic and foreign markets without causing a decline in income from these services in the international market;

•	preserve our existing share of the international leased lines market;

•	create the technical capacity to carry traffic using new technologies; and

•	continue to increase incoming international traffic to our network.

Our goals in the market for end-users of DLD and ILD services are to:

•	prevent a potential decline in demand from end-users due to the lack of knowledge/skill regarding the new DLD/ILD operator selection system;

•	adjust tariffs in order to keep them competitive; and

•	unify tariffs sufficiently in order to allow promotion and advertising on a national level.

Our goals in the development of Intelligent Network-based services and prepaid cards are to:

•	promote our nationwide unified telephone card “Communications Card” in order to meet demand for Internet access service by the time we begin to expand the geographic reach of such service;

•	develop our dealer network;

•	promote Televoting and expand into new market segments for this service;

•	provide our “Premium Rate” (code 809) service throughout the entire Russian Federation;

•	organize interaction with regional operators; and

•	work efficiently with clients in selling Intelligent Network-based communication services.

Seasonality

The demand for our services can be characterized as stable, without any marked seasonal fluctuations. Notable fluctuations in demand for telecommunications services occur only on particular dates, such as public holidays and nationwide events. The range of our services minimizes any seasonal fluctuations.

Network and Facilities

We provide international and domestic long-distance telecommunications services through our ground and submarine cables, microwave lines and satellites. Our digital network based on Synchronous Digital Hierarchy, a European standard used for long-range data transmission, and DWDM technologies covers almost the entire territory of the Russian Federation.

Primary Communications Network

Our primary network consists of trunk cables linked to the IRCs’ networks and to our ISCs for connections with foreign operators, as well as a satellite communications network. As of December 31, 2004, our digital network comprised 39,948 kilometers, including 28,199 kilometers of FOLs and 11,749 kilometers of digital radio-relay lines. A fundamental component of the network are high-capacity FOLs between Moscow and Novorossiysk, Moscow and St. Petersburg, and Moscow and Khabarovsk, as well as a satellite communications network that includes three junction centers in Moscow, Novosibirsk and Khabarovsk and nine periphery switches in Barnaul, Kirov, Gorno-Altaysk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk and Salekhard.

We have installed international FOLs accessing Finland, Denmark, Turkey, Italy, Japan, Korea, China, Estonia, Kazakhstan, Ukraine and Belarus. Major foreign operators can now send their unswitched traffic through Russia. As new digital communication lines are built, we regularly phase-out our analog transmission lines. Thus, over 33,000 kilometers of analog lines have been phased-out during 2001 through 2004.

The following table describes the principal lines of communication that comprised our primary network as of December 31, 2004:

Line	Type of line	Length (km)	Transmission rate (Mbits/sec)	Channels

Moscow to Khabarovsk	Digital Radio-Relay	7,977	6 x 155	11,340
Moscow to Novosibirsk	Fiber Optic Cable	3,970	2 x 9,952	241,920
Moscow to St. Petersburg	Fiber Optic Cable	1,163	2 x 9,952	241,920
Moscow to St. Petersburg (part of Baltic Cable System)	Fiber Optic Cable	1,163	6 x 2,488	81,440
Nakhodka to Naoetsu to Pusan	Submarine Fiber Optic Cable	1,762 (1)	565	15,360
Nakhodka to Khabarovsk	Fiber Optic Cable	897	2 x 622	15,120
Kingisepp to Copenhagen	Submarine Fiber Optic Cable	1,210 (1)	2 x 565	15,360
Kingisepp to St. Petersburg	Suspended Fiber Optic	191	2 x 622	15,120
St. Petersburg to Kingisepp to Moscow	Digital Radio-Relay	949	3 x 140	5,760
Novorossiysk to Istanbul to Palermo	Submarine Fiber Optic Cable	3,420 (1)	565	15,360
Novorossiysk to Odessa to Varna	Submarine Fiber Optic Cable	1,380 (1)	622	7,560
St. Petersburg to Finland	Fiber Optic Cable	197 (2)	622	7,560
Kingisepp to Tallinn	Fiber Optic Cable	26 (2)	2,488	30,240
Moscow to Novorossiysk	Fiber Optic Cable	1,653	2,488 + 9,953	30,240
Khabarovsk to Harbin (China)	Fiber Optic Cable	150 (2)	2,488	7,560
Perm to Ekaterinburg	Digital Radio-Relay	565	2 x 155	3,780
Apastovo to Shigony	Fiber Optic Cable	220	622	7,560
Ivanovka to Vladivostok	Fiber Optic Cable	61	622	7,560
St. Petersburg to Lyuban to Luga	Fiber Optic Cable	289	2,488	151,200
Zadonsk to Lipetsk to Tambov	Fiber Optic Cable	270	622	30,240
Apastovo to Kazan	Fiber Optic Cable	132	622	7,560
Russia to Kazakhstan (eastern segment of border)	Fiber Optic Cable	220 (2)	622	7,560
Vladimir to Vologda, with branches to Ivanovo, Kostroma and Yaroslavl	Fiber Optic Cable	665	622	7,560
Overlay digital network in Moscow Region	Fiber Optic Cable	709	2 x 622	15,120
Tula to Kaluga	Fiber Optic Cable	212	2,488	30,240
Kaluga to Belgorod up to Ukrainian border, with branches to Bryansk, Kursk and Belgorod	Fiber Optic Cable	974 (2)	2,488	30,240

Line	Type of line	Length (km)	Transmission rate (Mbits/sec)	Channels

Moscow to Minsk, with branch to Smolensk	Fiber Optic Cable	480 (2)	2,488	30,240
Tyumen to Surgut	Digital Radio-Relay	712	2 x 155	3,780
Samara to Orenburg	Digital Radio-Relay	386	155	1,890
Apastovo to Malaya Purga, with branches to Kazan, Naberezhnyie Chelny, Izhevsk and Yoshkar-Ola	Fiber Optic Cable	661	2,488	30,240
Novosibirsk to Khabarovsk	Fiber Optic Cable	5,480	2,488 + 9,953	151,200
Novorozhdestvenskaya to Stavropol to Makhachkala	Fiber Optic Cable	270	2,488	30,240
Novorozhdestvenskaya to Stavropol to Kropotkin to Pyatigorsk to Budennovsk with branches to Mineralnyie Vody, Kislovodsk	Fiber Optic Cable	458	2,488	30,240
Budennovsk to Kizlyar to Makhachkala with branches to Cherkessk, Nalchik, Nazran and Vladikavkaz	Fiber Optic Cable	901	2,488	30,240
Aksay to Lugansk	Fiber Optic Cable	36 (2)	622	7,560
Samara to Saratov to Volgograd	Fiber Optic Cable	928	2,488 x 2	60,480
Perm to Izhevsk	Fiber Optic Cable	657	2,488	30,240
Volgograd to Rostov-on-Don	Fiber Optic Cable	516	2,488	30,240
Volgograd to Elista to Budennovsk	Fiber Optic Cable	560	2,488	30,240
Kizlyar to Grozny	Fiber Optic Cable	140	155	1,890
Lyuban to Issad	Fiber Optic Cable	140	2,488	30,240
Issad to Petrozavodsk	Fiber Optic Cable	319	2,488	30,240
Russia to Kazakhstan (Western segment)	Fiber Optic Cable	455 (2)	2,488	30,240
Yoshkar-Ola to Kirov	Fiber Optic Cable	465	2,488	30,240
Moscow Ring	Fiber Optic Cable	8	9,952	120,960
Russia to Azerbaijan	Fiber Optic Cable	201 (2)	622	7,560
Moscow to Samara	Fiber Optic Cable	1,021	9,953 x 2	483,840
Kaliningrad to Gvardeisk to Sovetsk	Fiber Optic Cable	131 (2)	2,488	30,240
Gatikha to Apastovo	Fiber Optic Cable	807	9,953	120,960

(1)	Submarine cable - total length of cable presented.

(2)	Length to the state border.

Switches

As of December 31, 2004, we owned 13 ISCs and ITEs, which allow for efficient ILD traffic management, including four in Moscow, two in St. Petersburg (Lyuban) and one each in Rostov-on-Don, Samara, Ekaterinburg, Novosibirsk, Khabarovsk, Kaliningrad and Murmansk. The combined capacity of these switches was 141,370 channels. In addition, we had eight ASNs, which allow for efficient DLD traffic management, and which are interconnected by digital channels and seven ATEs that provide access to DLD service to local users, including six in Moscow and one in Pavlov Posad. The ASNs and their connecting digital channels, constitute an integrated services digital network, or ISDN, with channel switches to which the networks of IRCs and alternative operators are connected. The ATEs of Moscow and Pavlov Posad route domestic long-distance traffic between switching centers, as well as directly to and from end-users.

As of December 31, 2004, our domestic long-distance trunk network consisted of 205,200 digital and 15,810 analog lines. Approximately 95.7% of all digital channels are connected through the SS-7. Approximately 96.8% of all Russian ATEs have access to our digital transit network.

Of the Russian ATEs, 70 are able to provide ISDN services through the domestic long-distance network. We have an open network of multimedia communications. Connected to this network are subscriber units in 77 Russian regions and nine retail outlets. Subscribers connected to our open network multimedia communications can participate in, and arrange both bilateral and multilateral video conferences, discuss and jointly edit textual and graphic documents, receive and send files, and receive and send various audio and video information.

Submarine Cables

As part of our program to expand and upgrade our international telecommunications capabilities, we utilize modern submarine cables to establish traffic links between Russia and other countries. We are the terminal party and a major capacity owner in five international fiber optic cable systems: Denmark-Russia 1, Russia-Japan-Korea, Italy-Turkey-Ukraine-Russia, Novorossiysk-Varna-Odessa, and Novorossiysk-Sochi-Poti (Russia-Georgia). Our ownership stakes in these cable systems range from 9% to 67%. The remainder is controlled by various international operators.

In addition, in order to provide access to these systems and to establish direct high-quality international lines to remote sites of the world, we participate in the construction of, and acquire capacity in, international cable systems. As of the date of this annual report, we had interests in, or an indefeasible right of use of, 30 cable systems, including global cable system projects such as Fiber Line Around the Globe (UK-Middle East-Japan), Asia-Pacific Cable, Canada-Transatlantic system, Trans-Pacific Cable (Japan-USA), South East Asia-Middle East-Western Europe system and Trans-Atlantic system.

Satellite Communications

We lease satellite channels from government-owned FSUE Space Communications, which operates earth satellite vehicle Express-A. We also rent international fixed satellite channels from FSUE Space Communications, which operates five satellites, and from CJSC Teleport TP, a Russian satellite telecommunications company which operates through three satellites in the Intelsat systems.

Our satellite communications network is operated by three nodal land-based stations and nine periphery land-based stations located in Russia. The composition and the locations of the land-based satellite communications stations were determined by us based on the secondary network requirements for, among other things, access to the trunk network through ASNs and trunk digital communications.

Cooperation with Mobile Communications Network Operators

Our cooperation with Russian operators of land-based mobile communications networks is aimed at expanding our high-quality network services, including the establishment of national and international roaming.

As of December 31, 2004, we provided international roaming for the major national and regional mobile communications operators, connecting them with 380 international mobile operators in 170 countries.

In order to broaden the spectrum of our communications services and to upgrade communications with Russia’s remote regions, we, in partnership with Globalstar, launched the Russian segment of the Globalstar Global System for Mobile Satellite Communications in order to provide mobile satellite communications services throughout Russia. To facilitate this project, we and Globalstar in 1996 established CJSC GlobalTel, a U.S.-Russian joint venture. We believe that the pooling of Globalstar’s modern global mobile satellite communications facilities with the capacity of our domestic long-distance trunk network creates additional opportunities for establishing national and international roaming and for selling communications services to Russian users. The Russian segment of the Globalstar system has been in commercial operation since the end of 2000.

Services

International Traffic

We are the primary provider of international telecommunications services in Russia. Specifically, we provide the switching and transmission infrastructure that connects the Russian domestic telecommunications trunk network with foreign networks and, in coordination with foreign telecommunications operators, facilitate the transmission of global telecommunications traffic within Russia. According to our estimates, at the end of 2004 our market share in the international sector was as follows (measured by traffic minutes):

•	Outgoing ILD traffic transit: 65.6%; and

•	Incoming ILD traffic transit: 60.0%.

In 2004, our volume of outgoing ILD traffic amounted to 1,541 million minutes (including 308 million minutes from end-users and 1,233 million minutes from Russian operators), an increase of 16.4% from the previous year. The increase was primarily due to the further upgrade of our network, expansion of local access networks by the IRCs and the overall increase of per capita income in Russia.

In 2004, our volume of incoming ILD traffic from international operators amounted to 1,531 million minutes, an increase of 20.0% from the previous year.

In 2004, ILD revenue increased by 8.6% to RUR 13,101, or 35% of our revenues, compared to RUR 12,069 million, or 39% of our revenues in 2003 and to RUR 12,737 million, or 46% of our revenues in 2002.

The following tables set forth data on our incoming and outgoing international traffic for 2002, 2003 and 2004.

International traffic with foreign countries, excluding traffic to and from CIS countries and the Baltic States
(in millions, except percentages)

	2002	2003	2004

Outgoing traffic (minutes)	289.2	309	379
Outgoing traffic growth (% per annum)	0.8%	6.9%	22.6%
Incoming traffic (minutes)	485	689	917
Incoming traffic growth (% per annum)	16.6%	42.1%	33.1
Total traffic (minutes)	774.2	998	1,296

International traffic with the Baltic States (in millions, except percentages)

	2002	2003	2004

Outgoing traffic (minutes)	44.4	53	45
Outgoing traffic growth (% per annum)	-7.7%	19%	15%
Incoming traffic (minutes)	25.3	33	33
Incoming traffic growth (% per annum)	10%	30.5%	0%
Total traffic (minutes)	69.7	86	78

International traffic with CIS countries (in millions, except percentages)

	2002	2003	2004

Outgoing traffic (minutes)	901	962	1,117
Outgoing traffic growth (% per annum)	20.6%	6.7%	16.1%
Incoming traffic (minutes)	463	485	499
Incoming traffic growth (% per annum)	7.7%	4.8%	2.9%
Total traffic (minutes)	1,364	1,447	1,616

Our largest international traffic routes are between Russia and Germany, the United States, the United Kingdom, France, Italy and Finland. The following table sets forth the total number of billed minutes of international incoming and outgoing calls for these countries for 2002, 2003 and 2004.

Minutes of international incoming and outgoing calls (in millions)

Country	2002	2003	2004

United States of America	147	129	201
Germany	108	157	164
United Kingdom	20	60	127
France	28	33	34
Italy	42	42	45
Finland	20	54	82

In 2004, approximately 27% and 6% of outgoing international traffic was initiated from Moscow and St. Petersburg, respectively. Accordingly, the traffic volume and the tariff rates for outgoing international calls in these two cities have a material impact on our results of operations.

International Tariffs

We establish the tariffs for outgoing international calls based on the destination of the call and the day and the time of the call. For each outgoing call from IRCs, we receive 50% of the total amount that the relevant IRC charges the subscriber initiating the call. In order to bring our current billing policies for international traffic in line with standard practices, on October 1, 2004, we introduced new rates for alternative operators for outgoing international traffic that approximate the income received from IRCs.

For international calls made by Moscow subscribers using MGTS, we receive, on average, 88% of the tariff proceeds after settlement with MGTS. In turn, we pay an agreed termination charge to a foreign operator receiving the outgoing traffic. For incoming international calls, we charge foreign operators a pre-determined termination rate.

Since April 1, 2004, we have been using the following two types of tariffs for international calls:

•	Reduced tariffs are in effect on workdays from 8:00 p.m. to 8:00 a.m. local time and all day on weekends and holidays; and

•	Business hour tariffs (which are 1.5 times the reduced tariffs) are in effect on workdays from 8:00 a.m. to 8:00 p.m. local time.

In addition, tariffs for international calls made by Russian PSTN subscribers (other than MGTS subscribers in Moscow) were changed as follows:

•	rates for individuals and legal entities were equalized;

•	tariffs on weekends and holidays were increased;

•	tariffs for connections with fixed subscribers in European countries were reduced by between 30-45% depending on the geographic area in Russia the calls came from;

•	tariffs for connections with Belarus subscribers were increased by between 30-60% depending on the geographic area in Russia the calls came from;

•	new calling destinations were established to provide international telephone service to the Comoro Islands and Afghanistan;

•	tariffs for operator-assisted telephone services provided at public call offices were increased to a level 30% higher than direct-dialed calls;

•	tariffs for PSTN subscribers in Moscow and St. Petersburg to Norway, Finland and Sweden were increased as of May 24, 2004; and

•	tariffs for operator-assisted international calls for PSTN subscribers in Moscow and at public call offices were increased by 30% as of December 1, 2004.

The tables below illustrate the international tariffs effective as of December 31, 2004.

Tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries

REGION		Per minute tariff (nominal rubles)

		Moscow

		Reduced tariff	Business tariff

		8.00 pm – 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am – 8.00 pm (local time) working days

CIS countries:
Belarus, Ukraine		7.00	10.50
Azerbaijan, Armenia, Georgia		16.00	16.00
Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan		8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia		13.00	19.50
Foreign countries:
Europe	Tariff 1	10.00	15.00
	Tariff 2*	14.60	21.90
Asia and Middle East	Tariff 1	19.60	29.40
	Tariff 2**	29.90	44.85
Vietnam		15.00	22.50
Turkey		10.00	15.00
Americas	Tariff 1	13.00	19.50
	Tariff 2***	25.90	38.85
Australia, Oceania		23.60	35.40
Africa		28.20	42.30

Notes:

* Bosnia and Herzegovina, Hungary, Greenland, Ireland, Iceland, Liechtenstein, Macedonia, Romania, Slovakia, Slovenia and Croatia

** Bangladesh, India, Indonesia (incl. Timor), Jordan, Iraq, Iran, Yemen, Cambodia, China, Kuwait, Laos, Lebanon, Maldives, Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines and Sri Lanka

*** All countries of North and South America except the United States and Canada

REGION		Moscow region		St. Petersburg and Leningrad region

		Reduced tariff	Business tariff	Reduced tariff	Business tariff

		8.00 pm – 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am – 8.00 pm (local time) working days	8.00 pm – 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am – 8.00 pm (local time) working days

CIS countries:
Belarus		10.40	15.60	10.90	16.35
Ukraine		7.00	10.50	7.00	10.50
Azerbaijan, Armenia, Georgia		14.40	21.60	14.40	21.60
Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan		8.00	12.00	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia		5.30	7.95	5.10	7.65
Latvia, Lithuania, Estonia (to mobile phones)		10.00	15.00	10.00	15.00
Foreign countries:
Europe	Tariff 1	5.30	7.95	5.10	7.65
	Tariff 2*	10.00	15.00	10.00	15.00
	Tariff 3**	14.60	21.90	14.60	21.90
Europe (to mobile phones)	Tariff 1	10. 00	15.00	10.00	15.00
Americas	Tariff 1	13.00	19.50	13.00	19.50
	Tariff 2***	25.90	38.85	25.90	38.85
Asia	Tariff 1	19.60	29.40	19.60	29.40
	Tariff 2 ****	29.90	44.85	29.90	44.85
Africa		28.20	42.30	28.20	42.30
Australia , Oceania		23.60	35.40	23.60	35.40

REGION		European part of Russia (tariff zone 1)		Siberia (tariff zone 2)

		Reduced tariff	Business tariff	Reduced tariff	Business tariff

		8.00 pm – 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am – 8.00 pm (local time) working days	8.00 pm – 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am – 8.00 pm (local time) working days

CIS countries:
Belarus		12.50	18.75	12.80	19.20
Ukraine		7.00	10.50	10.00	15.00
Moldova		8.00	12.00	12.00	18.00
Azerbaijan, Armenia, Georgia		14.40	21.60	14.40	21.60
Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan		8.00	12.00	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia		8.80	13.20	8.80	13.20
Latvia, Lithuania, Estonia (to mobile phones)		13.00	19.50	13.00	19.50
Foreign countries:
Europe	Tariff 1	8.80	13.20	8.80	13.20
	Tariff 2*	13.00	19.50	13.00	19.50
	Tariff 3**	14.60	21.90	14.60	21.90
Europe (to mobile phones)	Tariff 1	13.00	19.50	13.00	19.50
Americas	Tariff 1	16.00	24.00	16.00	24.00
	Tariff 2***	25.90	38.85	25.90	38.85
Asia	Tariff 1	19.60	29.40	19.60	29.40
	Tariff 2 ****	29.90	44.85	29.90	44.85
Africa		28.20	42.30	28.20	42.30
Australia, Oceania		23.60	35.40	23.60	35.40

REGION		Far East (tariff zone 3)		Orenburg, Omsk, Gorno-Altai regions (tariff zone 4)

		Reduced tariff	Business tariff	Reduced tariff	Business tariff

		8.00 pm – 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am – 8.00 pm (local time) working days	8.00 pm – 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am – 8.00 pm (local time) working days

CIS countries:
Belarus		15.70	23.55	12.80	19.20
Ukraine		12.00	18.00	10.00	15.00
Moldova		12.00	18.00	12.80	18.00
Azerbaijan, Armenia, Georgia		14.40	21.60	14.40	21.60
Kazakhstan		10.00	15.00	6.50	9.75
Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan		10.00	15.00	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia		11.10	16.65	8.90	13.35
Latvia, Lithuania, Estonia (to mobile phones)		17.00	25.50	13.00	19.50
Foreign countries:
Europe	Tariff 1	11.10	16.65	8.90	13.35
	Tariff 2*	17.00	25.50	13.00	19.50
	Tariff 3**	19.60	29.40	14.60	21.90
Europe (to mobile phones)	Tariff 1	17.00	25.50	13.00	19.50
Americas	Tariff 1	12.00	18.00	16.00	24.00
	Tariff 2***	12.00	18.00	25.90	38.85
Asia	Tariff 1	13.30	19.95	19.60	29.40
	Tariff 2 ****	20.60	30.90	29.90	44.85
Africa		28.20	42.30	28.20	42.30
Australia, Oceania		23.60	35.40	23.60	35.40

Notes:

* Albania, Gibraltar, Denmark, Malta, Norway, San Marino, Turkey, Farer Islands, Yugoslavia (Serbia and Chernogoria)

** Bosnia and Herzegovina, Greenland, Iceland, Liechtenstein, Macedonia, Romania, Slovakia

*** All countries of North and South America except the United States and Canada

**** Afghanistan, Bangladesh, Vietnam, India, Indonesia (incl. Timor), Jordan, Iraq, Iran, Yemen, Cambodia, China, Kuwait, Laos, Lebanon, Maldives, Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines and Sri Lanka

The following tables set forth special tariffs offered by us for calls to the People’s Republic of China as of December 31, 2004:

Region	Per minute tariff (nominal rubles)

	Moscow		Irkutsk Region, Chita Region and Republic of Buriatiya		Khabarovsk Area, Primorski Area, Amur Region, Sakhalin Region and Jewish Autonomous District

	Reduced tariff	Business tariff	Reduced tariff	Business tariff	Reduced tariff	Business tariff

	8.00 pm – 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am – 8.00 pm (local time) working days	8.00 pm – 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am – 8.00 pm (local time) working days	8.00 pm – 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am – 8.00 pm (local time) working days

China	20.00	30.00	11.00	16.50	9.50	14.25

Domestic Long-Distance Traffic

According to our estimates, in 2004, we carried over 66% of the DLD traffic in the Russian Federation, with our volume of DLD traffic amounting to 9,094 million minutes (including 1,331 million minutes from end-users and 7,763 million minutes from operators). The amount of DLD traffic carried by us in 2004 increased by 10.6% from the previous year, which increase was primarily due to the further upgrade of our network, our active cooperation with Russian operators, expansion of local access networks by the IRCs and the overall increase of per capita income in Russia.

In 2004, our DLD revenue grew by 40% to RUR 17,297million, or 46% of total revenue, compared to RUR 12,347 million, or 39% of total revenue in 2003 and RUR 9,372 million, or 34% of total revenue in 2002.

The table below sets forth data on our domestic long-distance traffic for 2002, 2003 and 2004.

           Domestic Long-Distance Communications (in million minutes) for the last three years

	2002	2003	2004

Volume of domestic long-distance traffic	7,136.2	8,220	9,094
Growth of volume of domestic long-distance traffic	15.5%	15.2%	10.6%

Domestic Tariffs

In all regions of Russia except for Moscow, we are paid by IRCs and alternative operators for the throughput of outgoing DLD traffic at a specified settlement rate.

In Moscow, we own international and long-distance switches and render customer services through MGTS. We have an agreement with MGTS under which we pay to MGTS an average of 12% of the revenues collected from end-users in Moscow on a monthly basis for our right to use MGTS’ local access network while providing DLD and ILD services to its subscribers.

Historically, the linear settlement rate that we charged for the throughput of domestic long-distance traffic from IRCs was based on a fixed ruble amount for each 50 kilometers of distance. Our linear settlement rate was set in 1993 in compliance with directives of the Ministry of Communications. Prior to 1996, it was regularly indexed according to inflation. However, the rate remained unchanged during the period between July 1996 and July 2001 despite its reduction in real terms due to continuing inflation in Russia.

Prior to January 1, 1997, local telephone operators paid us for outgoing traffic at the linear settlement rate and for termination of such traffic by another local operator at the termination settlement rate, while we paid the terminating local operators for each minute of incoming traffic. Both the linear settlement rate and termination settlement rate were regulated and could only be changed through a procedure established by the regulatory authority.

On January 1, 1997, the Russian anti-monopoly authority introduced an integral settlement rate which took into account the linear charge for the throughput of traffic based on a rate of one minute per 50 kilometers and also a termination charge based on the balance between incoming and outgoing traffic of each local operator. The rate was calculated and approved by the government each year taking into account the balance of incoming and outgoing traffic for the previous year. Since January 1, 1999, the FAS  has regulated domestic long-distance tariffs for all categories of customers, as well as settlement rates used by us and local operators for their settlement of domestic long-distance traffic transit and termination.

In order to reduce cross-subsidies in the communications sector, the FAS  in June 2001 increased the integral settlement rate by 25%, effective July 1, 2001, and in October 2001 increased it by another 25%, effective January 2002. This was followed by the FAS’s abolishment of the integral settlement rate for settlements between us and regional operators in August 2003. In its place, the FAS introduced a new, more transparent direct payment settlement system for DLD traffic transit that prescribed the linear and termination settlement rates. Under the new settlements system, we bill the regional operators for the transit of DLD calls using the linear settlement rate and pay regional operators for the termination of DLD calls using the termination settlement rate.

There were only two changes in our DLD tariffs for end-users in 2004:

•	As of January 1, 2004, DLD tariffs for organizations financed by the state were increased to the level of DLD tariffs for commercial organizations and households.

•	On April 1, 2004, tariffs for operator-assisted telephone services provided at public call offices were increased to a level 30% higher than for direct-dialed calls.

The table below illustrates the per-minute tariffs charged by us for 2002, 2003, 2004 and 2005 to government-funded organizations and other customers for domestic long-distance calls between Moscow and other territories divided into various zones. Our tariffs are set and charged in rubles.

Domestic long-distance tariffs in nominal rubles

January  2002

Zone	Government-funded organizations		Households		Organizations

	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends

Zone 1	1.32	0.81	2.43	0.81	2.43	0.81
Zone 2	2.64	1.66	4.98	1.66	4.98	1.66
Zone 3	3.36	2.14	6.42	2.14	6.42	2.14
Zone 4	4.08	2.53	7.59	2.53	7.59	2.53
Zone 5	5.34	2.92	8.76	2.92	8.76	2.92
Zone 6	6.78	3.59	10.77	3.59	10.77	3.59

January 2003

Zone	Government-funded organizations		Households		Organizations

	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends

Zone 1	1.60	0.81	2.43	0.81	2.43	0.81
Zone 2	3.20	1.66	4.98	1.66	4.98	1.66
Zone 3	4.05	2.14	6.42	2.14	6.42	2.14
Zone 4	4.90	2.53	7.59	2.53	7.59	2.53
Zone 5	6.40	2.92	8.76	2.92	8.76	2.92
Zone 6	8.15	3.59	10.77	3.59	10.77	3.59

January 2004

Zone	Government-funded organizations		Households		Organizations

	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends

Zone 1	2.50	1.50	2.50	1.50	2.50	1.50
Zone 2	4.50	2.50	4.50	2.50	4.50	2.50
Zone 3	5.50	3.20	5.50	3.20	5.50	3.20
Zone 4	6.50	3.80	6.50	3.80	6.50	3.80
Zone 5	7.20	4.40	7.20	4.40	7.20	4.40
Zone 6	7.20	4.40	7.20	4.40	7.20	4.40

January 2005

Zone	Government-funded organizations		Households		Organizations

	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends

Zone 1	2.50	1.50	2.50	1.50	2.50	1.50
Zone 2	4.50	2.50	4.50	2.50	4.50	2.50
Zone 3	5.50	3.20	5.50	3.20	5.50	3.20
Zone 4	6.50	3.80	6.50	3.80	6.50	3.80
Zone 5	7.20	4.40	7.20	4.40	7.20	4.40
Zone 6	7.20	4.40	7.20	4.40	7.20	4.40

Additional and New Services

While domestic long-distance and international telephone services remained the largest source of our revenues in 2004, we continued to expand the range of services we provide to both end-users and operators.

VoIP service: VoIP allows affiliated operators to provide voice traffic transit and termination through our high-quality IP/MPLS-based network. In 2004, we continued to expand our service area, and modernized our VoIP network in order to increase bandwith and improve quality. Connections to our VoIP network can currently be made through access points in the following cities: Moscow, St. Petersburg, Kazan, Samara, Ekaterinburg, Novosibirsk, Krasnoyarsk and Rostov-on-Don. By using our primary trunk network, connections to the VoIP network can be made at 400 access points.

ISDN Service:  ISDN allows end-users to transfer voice and data traffic over the same phone line. In 2004, we continued to expand our ISDN services, connecting Bryansk, Kaliningrad, the Republic of Adygeya, Krasnoyarsk, Novokuznetsk and Naberezhnye Chelny. As a result, ISDN services are currently accessible in 74 regions in Russia. In addition, we launched international ISDN services in 2004 with several new operators, including Bulgaria Telecommunications Company (Bulgaria), Portugal Telecom (Portugal), Turk Telecom (Turkey) and in Luxemburg. Our international ISDN services are currently available in 37 countries to 43 operators.

Flexible Access Multiplexer Network Development:  Due to the creation of a modern, flexible multiplexer network in 2002 and 2003, we are able to offer our customers digital channels with high throughput capacity. As of December 31, 2004, digital channels were available to customers in 110 Russian cities. Considering the high level of demand for this service in the Russian telecommunications market, we are actively working to expand our flexible access multiplier network.

Intelligent Network Services:  Our Intelligent Network is a technological platform that allows us to provide certain value-added services such as “Freephone” or “Premium Rate Calls.”

We continue to actively promote our Intelligent Network services. In 2004, our revenues from this service increased by 195% to RUR 142 million from RUR 48 million in 2003. Due to the scope of our network, we are the only company in the Russian Federation able to support this service across the nation. We also expanded our “International Free Phone Service,” or IFS, which we established in 2002 between Turkey and Russia for several Russian customers. In 2003 and 2004, we worked to increase the number of countries from which this service is available, and as of December 31, 2004, 25 operators from 23 countries had signed agreements to provide IFSs for our customers in Russia.

In addition, we launched a new Intelligent Network service called “Premium Rate Call” in 2004. Through this service, we offer end-users certain chargeable services such as inquiry, reference and consulting services, phone quizzes and prepaid order services, among others.

In 2004, we received the new operators’ code “100” in addition to our existing “200” code. The new code, which we plan to put into operation in the second quarter of 2005, will increase the numbering capacity of our Intelligent Network.

International Roaming:  We route international roaming signal messages to 170 countries (380 international mobile communications operators). Russia’s three largest mobile operators, Vimpelcom, Mobile TeleSystems and MegaFon use the services of our international signal network.

Televoting: In 2004, we continued to expand our Televoting service launched in 2003. Televoting is a mass-calling processing service for TV, radio and other press events which involve a high volume of calls. Televoting is provided through our Intelligent Network, which uses sophisticated equipment and computer software to process the high volume of calls and visually display the results. The advantage of our Televoting service, compared to similar services of other operators, is that calls to Televoting numbers are free for end-users of the PSTN.

Telephone Cards: In 2003, we integrated our existing card products and released a new pre-paid telephone “Communications Card,” which offers all the functions provided by our previous cards. We also executed supplementary agreements with IRCs to provide access for our pre-paid telephone card service from Russia’s PSTN. “Communications Card” services are available to card holders in 63 cities throughout Russia and in 44 countries.

The following chart lists the services we currently provide to end-users and operators:

Principal types of services		Customer category	Scope of service

International telecommunications services
Automated international telephone communications		Russian corporate and private customers	Access from Moscow to any country
Operator-assisted international telephone communications		Russian corporate and private customers	Access from Moscow to any country

1. Access from 41 countries through 47 operators to Moscow only
Russia Direct			2. Access:
1.	Payment by the destination subscriber ( Moscow )	Russian corporate and private	• from Moscow to any country in the world ;
2.	Payment by prepaid card	customers traveling abroad	• from 42 countries through 48 operators to any point in Russia
3. Access:
• from Moscow to any country in the world;
• from 41 countries through 47 operators to any point in Russia
Home Country Direct Service		Foreign operators (for their customers traveling to Russia)	Access from 53 Russian regions to 43 countries through 49 operators
Collect Call (paid by foreign caller)		Russian corporate and private customers	United States
IFS		Foreign operators for their subscribers	Access from 53 Russian regions to 23 countries through 25 operators
IFS for Russian customers		Russian corporate and private customers and Russian operators	Access from Turkey and Finland to Moscow
International ISDN		Russian corporate and private customers; Russian operators	Access to and from 74 Russian regions to/from 37 countries through 43 operators
Leasing of international channels and circuits		Russian corporate customers; Russian and foreign operators	Direct digital flows for leases arranged to 29 countries through 34 operators. For other countries, leased channels are arranged by transit through third countries
Other operators’ international telephone traffic throughput services		Russian operators of the public telephone network and associated networks	Available from any location in Russia to any country
International roaming services for mobile network subscribers		Russian operators of mobile networks; foreign operators	Available to five Russian mobile network operators for 170 countries through 380 foreign operators
Direct unswitched transit of international flows/channels via Russia		Foreign operators	Can be arranged between points of access to Russia of all operating international trunk networks
Switched transit of international traffic via Russia		Foreign operators	Direct international exchange lines opened for 71 countries. Transit services provided to 69 foreign operators, including to 12 CIS countries
Prepaid card international telephone communications		Russian private and corporate customers, including those traveling abroad	Access:
• from Moscow to any country
• from 43 countries through 48 operators to any location in Russia
VISA Electron card international telephone communications		Russian private and corporate customers, including those traveling abroad	Access:
• from Moscow to any country
• from 21 countries through 21 operators to any location in Russia
Domestic long-distance telecommunications services
Automated domestic long-distance telephone communications		Russian corporate and private customers	Access from Moscow to any location in Russia
Operator-assisted domestic long-distance telephone communications		Russian corporate and private customers; Russian operators of the public telephone network and associated networks	Access from Moscow to any location in Russia
Other operators’ domestic long-distance telephone traffic throughput services		Russian operators of the public telephone network and associated networks	Throughout Russia
Intelligent Network national services		Russian corporate and private customers	Access to services from 68 Russian regions
Domestic and international long-distance services through VoIP		Russian operators	Eight cities of Russia and subject to access to one of the 400 access points of our primary network resources
Prepaid card Internet access		Russian corporate and private customers	Moscow and Moscow region
ISDN domestic long-distance services		Russian corporate and private customers; Russian operators of the public telephone network and associated networks	Access to services from/to 66 regions and five associated networks of alternative operators

Principal types of services	Customer category	Scope of service

Leasing of domestic long-distance channels and circuits	Russian corporate customers; special users; Russian communications operators; television and radio companies	Throughout Russia
Group domestic long-distance telephone communications services	Government ministries and agencies	Throughout Russia
Data transmission via MMTEL network	Corporate and private customers	Moscow
Open multimedia communications network services	Government authorities; Russian corporate and private customers	Services provided to a limited range of users and nine public access sites in 71 Russian regions
Prepaid card domestic long-distance telephone communications	Russian corporate and private customers	Access from Moscow to any location in Russia
Radio and television broadcasting services
Radio and TV broadcasting	Television and radio companies	Throughout Russia
Radio and TV broadcasting exchange	Russian and foreign television and radio companies	Throughout Russia and foreign countries
References and inquiries
Reference and inquiry desks of international entities (8, dial tone, 190)	Russian corporate and private customers; foreign operators	Throughout Russia
MMT references and inquiries (07)	Russian corporate and private customers; Russian operators	Moscow
MMT references and inquiries (245 0015)	Russian corporate and private customers; Russian operators	Moscow
Additional services
MMT additional services such as rent of its premises for telecommunications equipment allocation	Corporate and private customers	MMT buildings

           We plan to offer the following services in 2005:

•	“Universal Number” Intelligent Network service, a service similar to “Freephone” but offering extended services to end-users.

•	Expanding the availability of our prepaid Internet access cards, which are currently available only in Moscow, throughout Russia.

In 2004, our revenues from the provision of other services, excluding the transit of DLD and ILD traffic, amounted to RUR 6,920 million, or 19% of our revenue for the reporting period. In 2003 and 2002, our revenues from the provision of other services, excluding the transit of DLD and ILD traffic, amounted to RUR 6,851 million and RUR 5,744 million, or 22% and 20% of our revenue, respectively.

Competition

We currently are the only nationwide carrier of wholesale DLD and ILD traffic in the Russian Federation and therefore hold a monopoly position in this market. We own and operate a nationwide trunk telecommunications network in Russia. All operators of PSTNs, including IRCs, are obliged to use our trunk network (subject to technical availability of our network) for the throughput of domestic long-distance and international traffic from their local subscribers.

However, in addition to us, several operators are developing their own primary network resources:

•
Between Moscow and St. Petersburg, several major alternative operators, including TeliaSonera International Carrier Russia, or TeliaSonera Russia, Rascom and TransTelecom, have developed their own FOLs;

•
Throughout the rest of Russia, TransTelecom, which has a FOL-based network, and satellite communications operators, Federal State Unitary Enterprise Space Communications and Zond-Holding, have developed their own primary network resources; and

•	MTT, which transits traffic generated by mobile operators, is expanding its network into various regions in Russia.

In 2004, alternative operators had an increased presence in the Russian telecommunications market, competing with us in all of our segments, but primarily in the Moscow end-user and leased lines markets.

The operations of alternative operators have historically been confined to providing services within a limited territory or to a narrow segment of customers, and it was only within these territories or segments that such operators represented full-scale competition to traditional operators such as us. However, several alternative operators are reported to have applied for DLD/ILD licenses in 2005 pursuant to new regulations enacted under the Communications Law, and DLD/ILD licenses were awarded to MTT, Golden Telecom and Centerinfocom, a company recently formed by five Moscow-area local telecommunications providers, in May 2005. Thus, the territorial reach of alternative operators may increase in the future as they are awarded DLD/ILD licenses and commence nationwide operations thereunder.

See “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Business - We face increasing competition from alternative operators that may result in reduced operating margins and loss of market share.”

Currently, our network has greater territorial coverage than any of our competitors in Russia. By keeping our network well maintained and technically updated, we are able to keep the cost of our services comparatively low.

We review and conduct research on the competitive environment in the communications market for purposes of monitoring the impact of competitors on our activities. In the course of building our development strategy, we take into consideration the competitive situation and the dynamics of our development and the activities of alternative operators and operators of overlay networks. Currently, we consider the following alternative operators to be our main competitors:

TransTelecom

TransTelecom was incorporated in 1997 for the purpose of upgrading the information and technology segments in the infrastructure of the Ministry of Railways of the Russian Federation by means of constructing a high-bandwidth telecommunications network in the railroad precinct, as well as exploiting the networks’ profit-making capabilities. Currently, TransTelecom is licensed to lease communications channels and provide telematic and data transmitting services (ATM, Frame Relay, IP, X.25).

Initially, TransTelecom planned to use part of its capacity to satisfy the need for telecommunications services by the Ministry of Railways and the remaining part of the capacity was to be used to provide telecommunications services to third parties on a commercial basis. However, TransTelecom does not currently possess a license to provide DLD/ILD communications services, though it reportedly applied for such license in April 2005.

JSFC Sistema

JSFC Sistema provides services in several telecommunications market segments, including telephony, data transmission, Internet services, cellular communications, satellite communications and paging and trunking communications. Currently, some of the biggest alternative and mobile operators in Russia in terms of revenue and coverage, such as MTU-Intel, Comstar, MTU-Inform, Telmos, Sky-Link, MTT and MTS, are subsidiaries and affiliates of Sistema.

MTT

Multiregional Transit-Telecom was established in October 1994 with the objective of creating a transit telecommunications network capable of integrating the networks of mobile operators. MTT’s network is based on seven transit nodes built in each federal region of the Russian Federation. MTT also has a number of local commutation centers allowing the interconnection with local mobile and fixed-line operators. MTT was granted a license to provide DLD/ILD communications services in May 2005.

Golden Telecom, Inc .

Golden Telecom, established in June 1999, is an operator offering integrated communications services and Internet access services in the major cities of Russia and the CIS. In December 2003, it acquired 100% of the equity capital of Comincom (which in turn owns the telecommunications operator Combellga). Since March 1, 2004, these operators have offered clients integrated communication services under the single brand “Golden Telecom.”

Golden Telecom currently offers local, domestic long-distance and international telephone communications services through an allocated network and through the PSTN, data transmission services, cellular communications services, Internet access, ISDN services, videoconferencing and other services. Golden Telecom was granted a license to provide DLD/ILD communications services in May 2005.

We currently own 11% of the charter capital of Golden Telecom and have the right to appoint two directors to Golden Telecom’s ten-person board of directors.

The Telecommunications Industry in Russia

Generally, the Russian telecommunications market can be described as unsaturated and rapidly developing. According to the Ministry of Information Technology and Communications, the Russian market for telecommunications services grew by 38% to US$18.3 billion in 2004 from US$13.3 billion in 2003. The sub-sectors that expanded most rapidly included mobile communications services and data transmission services.

In 2004, fixed telephone penetration in Russia’s regions continued to increase and reached 28.8 phone lines per 100 inhabitants. Additional automated telephone exchanges were built in urban areas, increasing the total capacity by 5 million phone numbers, which is a 25% increase over the level of capacity created in 2003. Rural automated telephone exchanges introduced in 2004 had a total capacity of 600,000 numbers, or 69% more than the total capacity created in 2003. The number of settlements in Russia not connected to the PSTN decreased from 50,000 to 46,000 in 2004.

Mobile telecommunications services continued to demonstrate impressive growth with the number of subscribers doubling in 2004 to reach 72 million. The penetration rate for mobile phones reached 51% in Russia, while in Moscow it reached 99%.

It is expected that further investment in, and capital expenditure on,  fixed assets in the Russian telecommunications industry will generate increased market volume and sales in the future.

Current Structure of the Russian Telecommunications Industry

IRCs, which are territorial associations of Russia’s traditional local telephone operators, install and maintain local and zonal communications networks, access networks and subscriber lines, provide local switching and transmission services and interconnect subscribers with our domestic long-distance and international network.

Most ATEs in Russia belong to IRCs which switch traffic between their networks and the domestic long-distance trunk network operated by us. IRCs bill end-users for the services rendered and pay us for traffic transit based on the number of minutes passed through our network.

The international telephone switches connecting Russia’s telephone network with foreign networks are owned by us. Pursuant to Russian law, all the commercial operators that transmit phone traffic abroad use our facilities and networks.

In Moscow, we own long-distance switches and international switches and provide services directly to end-users through the local network of MGTS. We receive payments for our long-distance and international services directly from subscribers but have an agreement with MGTS whereby we make monthly payments to MGTS of approximately 12% of our Moscow revenues for the right to pass our international and long-distance traffic through the local MGTS network.

There are also a number of alternative operators in the Russian telecommunications market, as well as several major specialized operators. Recently, operators providing long-distance and international voice packet transmission services have been gaining market share. Generally, the operation of alternative operators is confined to the provision of services within a limited territory or to a narrow segment of customers. It is only within these territories or segments that such operators present full-scale competition to the traditional operators and to us.

We collaborate with many international telecommunications operators. This cooperation enables us to transmit international calls originating in Russia and to terminate incoming international calls via our network through the lines of IRCs and alternative operators.

Liberalization of the Russian Telecommunications Market

Reform of the Russian telecommunications industry began with the introduction of the new Communications Law in 2004 and has intensified as implementing regulations have been enacted thereunder. In particular, several regulations have taken effect in 2005 that directly impact the DLD/ILD telecommunications services market in Russia and are ultimately expected to lead to the restructuring and liberalization of this market. As we currently hold a monopoly position in the Russian DLD/ILD telecommunications services market, these regulatory changes, if implemented, are certain to have a significant impact on our business. However, given the substantial gaps that remain in the legislative framework and lack of interpretive guidance from the regulatory authority regarding certain ambiguous provisions in the new regulations, we are unable to predict with any certainty how the new regulatory regime will impact our business, financial condition and results of operations. The following discussion describes the current state of the liberalization process.

New regulations have been enacted allowing operators to apply for DLD/ILD telecommunications services licenses. In February 2005, the Russian government adopted a list of licensing requirements for telecommunications operators, including requirements for operators seeking a DLD/ILD telecommunication service license. Among other things, operators seeking to obtain such a license are required to have interconnection points in each of the 89 Russian regions and network capacity to offer DLD services throughout the entire territory of Russia. In May 2005, the Federal Service on Oversight in the Sector of Communications approved the DLD/ILD license applications of MTT, Golden Telecom and Centerinfocom. Other companies have also reportedly applied for DLD/ILD licenses.

Additionally, a new set of regulations has been enacted that endeavors to restructure the interconnection system. In March 2005, the Russian government approved the Rules of Interconnection and Interaction of Communication Networks, or the Interconnection Rules. The Interconnection Rules indicate that we (and other DLD/ILD service providers) may be required in the future to switch to a new interconnection and settlement system for DLD/ILD traffic transit with regional and local operators whereby we will provide DLD/ILD services directly to end-users in all regions with regional and local operators acting as our intermediaries. Under this new system, end-users will be able to choose their DLD/ILD provider by dialling an additional prefix when initiating a call (carrier selection system) or by signing an agreement to set a default DLD/ILD provider (pre-selection system). Regulations setting forth the complete terms and conditions of the new interconnection and settlement system have not yet been implemented.

In addition, the Interconnection Rules impose certain restrictions on operators occupying a “significant position” in the DLD/ILD market, which is defined by the Communications Law as an operator holding, together with affiliates, more than 25% of the numbering capacity or throughput capacity in a particular geographic numbering zone or throughout Russia. Interconnection tariffs for operators occupying a significant position, which will likely include us, will be subject to government regulation even if such operators are not otherwise regulated as natural monopolies. However, as additional regulations regarding these restrictions have not yet been adopted, the specific terms and restrictions that may be imposed on operators occupying a significant position remain unclear.

Among the most significant gaps in the new regulatory regime is how or whether the new regulations will modify the government’s regulation of DLD/ILD tariffs charged by licensed operators. Failure by the government to substantially modify or abolish the cross-subsidization of IRCs through our DLD/ILD tariffs would inhibit the flexibility of our tariff policy in the sphere of DLD/ILD services and prevent us from becoming more competitive as the DLD/ILD telecommunications services market opens up to competition.

The substantial gaps that remain in the new regulatory regime, coupled with an absence of interpretive guidance relating to the new regulations, make it difficult to assess how the liberalization program will impact our business, financial condition and results of operations. However, apart from intensifying the competition in the DLD/ILD services market, we expect that liberalization will create new opportunities for the development of our business and access to new markets. In particular, we expect that the market reforms will eventually enable us to provide our services directly to end-users throughout Russia.

For additional information regarding the risks we face, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Business - Implementation of the new Federal Law on Communications, or the Communications Law, will cause us to lose our monopoly position in the Russian long distance telecommunications market and impose an additional financial burden on us which may materially and adversely affect our business, financial condition and results of operations.”

Regulation of the Russian Telecommunications Industry

The provision of telecommunications services in Russia is governed by federal legislation, which includes codes, federal laws, presidential and governmental decrees, government regulations and orders, procedures, letters and instructions issued by ministries and other federal executive authorities.

Our business operates in an uncertain regulatory environment. The principal legal acts regulating telecommunications in Russia are the Communications Law and the Federal Law on Natural Monopolies of August 17, 1995, as amended, or the Natural Monopolies Law.

The Communications Law establishes the legal basis for state supervision and development of the communications industry, including granting licenses to provide telecommunications services, allocation of radio frequencies, certification of equipment compatibility, development of comprehensive public networks and supervision of fair competition among telecommunications providers. The Communications Law provides for equal rights of individuals and legal entities to participate in certain categories of telecommunications operations and does not currently contain any special restrictions with regard to participation in the Russian telecommunications market by foreign persons. All users and operators, in compliance with the terms of the licenses issued to them, have the right to access and interconnect their networks with the PSTN of Russia.

The Natural Monopolies Law establishes the legal basis for the federal regulation of natural monopolies (such as us) and provides for state control over tariffs and other activities of natural monopolies. The FAS and the Federal Service on Tariffs oversee the implementation of this law, which may significantly impact the ability of certain categories of telecommunications providers to set tariffs. The Natural Monopolies Law also controls the types of transactions into which a regulated entity may enter. Regulated entities are subject to continuous reporting requirements, which include the submission of plans for capital investments. In addition, regulated entities may not refuse to enter into contracts with particular consumers if required by the regulatory authority.

As the primary provider of long-distance telecommunications in Russia, we have been, and will continue to be, subject to regulation under these laws.

Regulatory Authorities

The regulatory framework of the telecommunications industry in Russia has changed in recent years, and the authorities regulating the telecommunications industry often have vaguely defined powers.

In March 2004, the Ministry of Communications was briefly merged with the Ministry of Transportation into the Ministry of Transportation and Communications which was granted authority over the telecommunications industry. In May 2004, the government reversed this decision and granted the newly-formed Ministry of Information Technologies and Communications the authority to regulate the Russian telecommunications industry.

The Ministry of Information Technologies and Communications  is currently responsible for determining governmental policy for telecommunications, adopting rules and regulations on the basis of federal laws and proposing the allocation of the federal budget for the telecommunications industry.

The Federal Service on the Oversight in the Sector of Communications, or FSOSC, supervises the licensing of all telecommunications operators in Russia.

The Federal Agency on Communications, or FAC, is responsible for the development and implementation of a long-term policy for frequency allocation. The FAC also manages state property relating to the telecommunications industry.

The State Radio Frequencies Commission  is an inter-agency coordination body acting under the Ministry of Information Technologies and Communications which is responsible for the regulation of radio frequency spectrum and develops a long-term policy for frequency allocation in Russia.

The Federal Service on Tariffs  regulates certain tariffs in the sphere of telecommunications, including the tariffs on local and DLD calls by subscribers of PSTN, installation and subscription fees and telephone line access tariffs.

The FAS  supervises competition regulations and enforces the Natural Monopolies Law and the regulations enacted thereunder. The FAS and the Federal Service on Tariffs would automatically cease to have jurisdiction over the Russian telecommunications industry if it was no longer deemed to be a natural monopoly.

Licensing to Provide Services

The Communications Law generally requires that any provider of telecommunications services must obtain a license prior to commencing such services, unless such services are essentially for internal use (such as within an automobile, on a vessel, in an airplane or in another means of transportation), are for internal production or technological purposes, or are used solely to service public administration, defense, security and law enforcement authorities.

The Communications Law expressly allows any entity, foreign or domestic, to own and operate communications facilities in Russia, although it also allows for the enactment of legislation specifying certain communications networks and facilities that can only be owned by the federal government. Such legislation has not yet been enacted.

Licenses to provide telecommunications services are issued by the FSOSC in accordance with the Regulation on Licensing in the Field of Telecommunications in Russia, or the Licensing Regulation.

Telecommunications licenses are issued and renewed for periods ranging from three to twenty-five years and several different licenses to provide varying communications services may be issued to one entity. Currently, renewals may be obtained upon application to the FSOSC and upon verification by appropriate governmental authorities that the licensee has conducted its activities in accordance with the licenses. The FSOSC has fairly broad discretion with respect to both issuance and renewal procedures. Both the Communications Law and the Licensing Regulation provide that a license may not be transferred or assigned.

If the terms of a license are not fulfilled or the service provider violates applicable legislation, the license may be suspended or terminated. Licenses may be suspended for various reasons, including:

•	failure to comply with Russian law or the terms and conditions of the license;

•	failure to provide services for over three months from the start-of-service date set forth in the license; and

•	annulment of a frequency allocation if it results in the inability to render communications services.

In addition, licenses may be terminated for various reasons by the court, including:

•	failure to remedy in a timely manner a violation that led to the suspension of the license;

•	provision of inaccurate information in documents on the basis of which a license was issued; and

•	failure to fulfill obligations undertaken in the process of a tender or auction.

The license may also be terminated in a number of cases, including liquidation of a license holder or failure to pay a license fee on time.

Fees for issuing licenses are determined as follows:

•	RUR 15,000 multiplied by the number of regions covered by the license; or

•	if the license is awarded as a result of a tender (auction), based on the fee established during the tender process.

While these fees are nominal, telecommunications licenses traditionally also require financial contributions to the development of the PSTN of Russia.

Licenses generally contain detailed conditions regarding the date by which services must begin, technical standards, the number of lines that must be in service and the percentage capacity, which must be operative by specified dates. Failure by us to satisfy any such requirements could lead to the revocation of one or more of our licenses, which could have a material adverse effect on our business. See “Item 5. Operating and Financial Review and Prospects - C. Research and Development, Patents and Licenses.”

Radio Frequency Allocation

Regulation of the use of radio frequencies and spectrum allocation are under the exclusive control of the Ministry of Information Technologies and Communications through its subordinated bodies. The FAC allocates radio frequencies based on decisions of the State Radio Frequencies Commission. A frequency allocation is necessary to receive a license to provide telecommunications services from the FSOSC.

Equipment Certification

Certain telecommunications equipment used in Russia is subject to periodic mandatory certification in order to confirm its compliance with established standards and technical requirements. Certificates of compliance are issued to the supplier by the FAC on the basis of the FAC’s review. Moreover, certain high-frequency equipment, a list of which is set forth in Government Resolution No. 539 of October 12, 2004, manufactured or used in, or imported into, Russia requires special permission from the FSOSC. Special permissions are specific to the entity that receives them and are non-transferable. Failure to receive such certification could result in the mandatory cessation of the use of such equipment. To date, we have not experienced significant problems as a result of the failure of any of our equipment suppliers to obtain necessary certifications.

In addition, the Federal Security Service is empowered to certify and issue licenses for the designing, production, selling, using and importing of encryption devises, including telecommunication equipment with encryption capabilities.

Universal Services Fund

The Communications Law provides for the establishment of a “universal services reserve fund” for the purpose of supporting communications companies operating in less developed regions of Russia through the financing, construction and maintenance of telecommunications networks in low-profit and unprofitable sectors. This reserve fund is aimed at eliminating the practice of cross-subsidies by compensating operators for certain mandatory, loss-making local services in rural and sparsely populated areas. The universal service fund concept has been used in some developed countries and in Eastern Europe. It will be funded by a levy imposed on all communication services providers, including us. The Russian government set the levy at 1.2% of the difference between an operator’s total revenues and revenues generated by interconnection and traffic transit services. The levy is payable on a quarterly basis starting from the second quarter of 2005. The Russian government may, in its discretion, change the rate of the levy or the basis for its calculation. See “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Business - Implementation of the new Federal Law on Communications, or the Communications Law, will cause us to lose our monopoly position in the Russian long distance telecommunications market and impose an additional financial burden on us which may materially and adversely affect our financial condition and results of operations.”

Competition and Pricing

The Ministry of Information Technologies and Communications and the FAS are the two principal executive authorities regulating our activities. In particular, the Ministry of Information Technologies and Communications, as the principal governmental agency for the industry, determines the level and principal features of competition in the telecommunications market, while the FAS is responsible for setting the tariffs on which our profitability, in significant part, depends.

The Communications Law requires federal regulatory authorities to encourage and promote fair competition in the provision of communications services and prohibits abuse of a dominant position to hinder, limit or eliminate competition. The Communications Law provides that tariffs for telecommunications services may be established on a contractual basis between the provider and the user of telecommunications services, thus confirming the policy of liberalization of prices for telecommunications services initially introduced by presidential decree in 1991. However, the Communications Law also provides that “tariffs may be regulated by the state for specific types of communications services.”

Presidential Decree No. 221 on Measures for Streamlining State Regulation of Prices (Tariffs) of February 28, 1995, and Government Resolution No. 239 of March 7, 1995, as amended, provide that prices and tariffs for certain telecommunications services are subject to state regulation. Government Resolution No. 715 of October 11, 2001, delegates tariff control over certain types of telecommunications services provided in the domestic market to the FAS. To encourage fair competition, the supervising authorities have reduced their control over international tariffs.

Thus, Order of the State Communications Committee No. 142 on Tariffs On International Telephone Services of August 19, 1998, allows telecommunications operators, and specifically us, to freely determine tariffs for the international telephone services they provide. Government Decree No. 332, dated June 30, 2004, authorized the Federal Tariffs Service to set the following tariffs for the natural monopolies in the communication market:

•	provision of long-distance telephone communications to fixed-line subscribers;

•	installation fees;

•	monthly subscription fees;

•	local call charges, including per-minute charges, if used by the operator;

•	distribution and broadcasting of nationwide television and radio programs; and

•	domestic telegraph services.

Tariffs for other services are determined by us, taking into account the cost of service and market prices. As a result, our tariffs for certain services, such as digital trunk line leases, are used by other operators as a benchmark to set prices for their own services.

In accordance with the Communications Law, the FAS is responsible for the encouragement and support of fair competition in the telecommunications industry. As we have a dominant position in the telecommunications market, we are subject to anti-monopoly laws and regulations. In the event we are found to be in violation of any such law or regulation, sanctions could include confiscation for the federal budget of profits derived from anti-competitive practices and the imposition of fines on us and our executive officers amounting to 5,000 and 200 times the minimum monthly wage, respectively. The minimum monthly wage established by federal law for the purpose of calculation of administrative fines currently constitutes 100 rubles (which is an equivalent of approximately US$3.60). Civil or criminal actions could also be brought against our executive officers.

As of the date of this annual report, we are not aware of any violation of anti-monopoly laws and regulations which could lead to any such penalty.

Cross-Subsidies

Under the existing practice of cross-subsidies, IRCs, which provide local telephony service to their customers at below market rates, are subsidized by DLD and ILD operations, for which IRCs are able to set above market rate tariffs. IRCs also receive payments from us for traffic termination on their network at a termination settlement rate which exceeds costs and market rate profit, and which provides IRCs with additional profit to subsidize loss-making local communications.

Several regulations have taken effect in 2005 that directly impact the DLD/ILD telecommunications services market in Russia and are ultimately expected to lead to the restructuring and liberalization of this market. However, among the most significant gaps in the new regulatory regime is how or whether the new regulations will modify the government’s regulation of DLD/ILD tariffs charged by licensed operators. Failure by the government to substantially modify or abolish the cross-subsidization of IRCs through our DLD/ILD tariffs would inhibit the flexibility of our tariff policy in the sphere of DLD/ILD services and prevent us from becoming more competitive as the DLD/ILD telecommunications services market opens up to competition. See “Item 4. Information on the Company - B. Business Overview - The Telecommunications Industry in Russia - Liberalization of the Russian Telecommunications Market” for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations.

C. Organizational Structure

Svyazinvest Group

We are a member of the Svyazinvest Group. As of December 31, 2004, Svyazinvest, a telecommunications holding company created by the Russian government in 1995, held a 50.67% interest in us. In turn, the Russian Ministry of Property Relations and the Russian Federal Property Fund held a 50% interest (plus one share) and a 25% interest (less two shares), respectively, and Mustcom Ltd. held a 25% interest (plus one share) in Svyazinvest. See “Item 3. Key Information - D. Risk Factors - Risks Relating to the Control of us by Svyazinvest and the Government of the Russian Federation” for a description of certain risks relating to our ownership structure.

Svyazinvest has at least a 50% interest in the following Russian entities:

•
seven IRCs (OJSC Dalsvyaz, OJSC Sibirtelecom, OJSC Uralsvyazinform, OJSC Southern Telecommunications Company, OJSC North-West Telecom, OJSC Centertelecom and OJSC Volgatelecom) - ownership of 51% or more of the voting shares;

•	OJSC Central Telegraph - 51% of the voting shares;

•	OJSC Dagsvyazinform - 50.7% of the voting shares;

•	OJSC Giprosvyaz - 50.7% of the voting shares;

•	OJSC MobilTel - 100% of the voting shares; and

•	Rostelecom - 50.7% of the voting shares.

Svyazinvest has less than a 50% interest in the following Russian entities:

•	OJSC RusLeasingSvyaz - 38% of the voting shares;

•	OJSC Kostroma City Telephone Network - 37.3% of the voting shares;

•	OJSC MGTS - 28% of the voting shares;

•	CJSC Startcom - 25% of the voting shares; and

•	CJSC Registrar-Svyaz - 12% of the voting shares.

Rostelecom

As of the date of this annual report, the group comprised us and our consolidated subsidiary, Westelcom; principal associates RTComm.RU, GlobalTel, Golden Telecom, Inc. and MMTS-9, each accounted for under the equity method of accounting and thus not consolidated in our financial statements. In addition, we held interests in 56 additional associates and subsidiaries, which were accounted for using the equity method or at cost since the aggregate effect of the results of operations and financial position of these companies is not material for our consolidated financial statements taken as a whole. For information regarding changes in our associates during the first half of 2005, see “Item 8. Financial Information - B. Significant Changes.”

Branches

We operate through branches located throughout Russia and, as of December 31, 2004, had nine branches in Russia. Most of our branches are responsible for performing operations with the IRCs and other operators, particularly with respect to providing telecommunications services to the IRCs, and participating in our joint projects in areas where our facilities connect with relevant regional communications networks. Our branches are also responsible for settling bills with the IRCs.

Under Russian law, a branch functions as a division within the corporate structure of a company. Although not a legal entity distinct from the company, a branch may generally own assets, incur liability and enter into contractual relationships. Our branches operate pursuant to internal regulations approved by our General Director, while we bear full liability for their operations.

In order to expand our presence in the area of international organizations, we joined the International Telecommunications Union, or ITU, and opened a representative office in Geneva, Switzerland in August 1999 in order to secure our position with international authorities and organizations, as well as promote international trade and research cooperation. In April 2002, we registered our representative office in Yerevan, Republic of Armenia, in order to research the market and the possibilities for introducing high-level telecommunications technology into the Armenian market.

Consolidated Subsidiary

Westelcom

Westelcom, a joint venture with the Russian Telecommunications Development Corporation, registered in the Russian Federation, was established in December 1992 to contribute to the development, introduction, operation and management of the Russian telecommunications infrastructure. We acquired a 50% interest in Westelcom in 1992. In October 2002, we purchased the remaining 50% interest in Westelcom from the Russian Telecommunications Development Corporation for US$15 million. We own 100% of the voting shares in Westelcom.

Westelcom provides communications channel and telecommunications equipment lease services and processes incoming traffic information via international telephone exchanges. Westelcom has two Russian subsidiaries, OJSC A-Svyaz and OJSC InfoTeX Taganrog Telecom.

Westelcom owns 81.9% of the charter capital of OJSC A-Svyaz, which provides access to the PSTN, as well as local telephone network services, ISDN services, Internet access services and IP telephony services. Westelcom owns 74.0% of the charter capital of OJSC InfoTeX Taganrog Telecom, which provides access in the Russian city of Taganrog to the PSTN, as well as local telephone network services, Internet access services, lease of communication channels and long-distance payphones.

Principal Associates

RTComm.RU

RTComm.RU is a company registered in the Russian Federation providing integrated Internet technology solutions. RTComm.RU currently has licenses to lease communications channels, provide telematic and data transmission services, and to engage in the technical protection of confidential information. RTComm.RU’s target customers are Internet service providers, corporate customers and government entities. We own 31.1% of the voting shares in RTComm.RU and began accounting for the results of operations and financial position of RTComm.RU under the equity method as of January 1, 2004. Prior to that, we consolidated RTComm.RU in our financial statements on the basis of our control over the financial and operating policy decisions of RTComm.RU through December 31, 2003. We ceased consolidating the results of RTComm.RU following our disposal of RTC-Leasing, which held a 49% interest in RTComm.RU.

One of the principal services that RTComm.RU has been providing since 2001 is dedicated access, which provides a 24-hour connection of the customer’s router to a port of the RTComm.RU network node and permanent access to Internet resources. RTComm.RU also provides data center services, including registration of domain names, “post-office” services, news server services, virtual hosting, co-location, dedicated hosting and others.

RTComm.RU owns 100% of CJSC RTComm-Sibir and LLC RTComm-Yug and 51% of LLC BASHRTCOMM, each of which is a regional Internet access provider. It also owns nodes in London and Stockholm and data centers in Moscow and Novosibirsk. In the domestic market, RTComm.RU provides services to more than 1,000 business customers, including to communications operators, national corporations and federal ministries and agencies located in the more than 130 large cities in Russia where RTComm.RU’s principal access nodes are located.

GlobalTel

CJSC GlobalTel, a joint venture with GlobalStar LP, is a company registered in the Russian Federation established in 1996. We own 51% of the voting shares in GlobalTel. As GlobalTel’s minority shareholder enjoyed substantive participation rights in 2004, we have been accounting for GlobalTel under the equity method. However, in April 2005, a new version of GlobalTel’s charter was approved by shareholders providing us with certain preferred rights and eliminating certain rights of the minority shareholder. We are currently assessing the potential impact of these changes and our future method of accounting for GlobalTel.

GlobalStar’s satellite communications system is designed for the provision of mobile and fixed satellite communications services mainly in remote and hard-to-reach areas where cellular and wireless communications are otherwise unavailable or underdeveloped. Its services are currently available in over 100 countries. The Russian segment of this network is operated by GlobalTel, which provides communication services in the territories of all 89 entities in the Russian Federation. Subscribers are offered a variety of communications services and over a dozen models of satellite subscriber terminals. Most of the terminals are handsets capable of operating in and automatically switching to GSM 900 or AMPS 800 modes.

Golden Telecom Inc.

We own 11% of the voting shares in Golden Telecom. Two board members nominated by us currently sit on the Board of Directors of Golden Telecom.

Golden Telecom was incorporated as a Delaware corporation on June 10, 1999 and is listed on the Nasdaq National Market under the symbol “GLDN.” Golden Telecom is a facilities-based provider of integrated telecommunications and Internet services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg, Nizhny Novgorod and other major population centers throughout Russia and other CIS countries. Its operations are organized into the five customer groups below:

•	Business customers:

•	Local numbers and lines, local, domestic long-distance and international digital voice services;

•	Dedicated Internet access;

•	Private lines and data networks;

•	Cellular operators: local numbers and connection lines to the PSTN, local, DLD and ILD traffic carrier services;

•	International carriers: voice traffic termination in Russia and the CIS;

•	Smaller fixed-line operators: local, DLD and ILD traffic carrier services; voice over IP traffic termination; and

•	Consumers: Dial-up Internet access; pre-paid calling cards.

Golden Telecom’s facilities in Moscow are fully integrated with its domestic and international networks, as well as with our networks and those of MGTS. In May 2005, Golden Telecom was granted a license to provide nationwide DLD/ILD communications services.

MMTS-9

MMTS-9 is a company registered in the Russian Federation. Its business consists primarily of renting out premises to mobile and fixed-line telecommunications providers for the installation of their telecommunication equipment, and the provision of interconnection services and call center services. We own 49.1% of the voting shares in MMTS-9. The majority of Russian Internet web-sites are hosted on servers located on the premises of MMTS-9.

D. Property, Plant and Equipment

Our principal facilities and properties consist of buildings, sites and telecommunications facilities such as switches of various capacities, cable and transmission devices, television and radio broadcasting equipment, transportation vehicles and various other equipment located throughout Russia. There are no major encumbrances on the properties owned by us. See “Item 4. Information on the Company - B. Business Overview - Network and Facilities” for additional information.

We own the building in which our principal executive and administrative offices are located at 14, 1st Tverskaya-Yamskaya St., 125047 Moscow, Russia. Under Russian law, any transfer by us of our title to this property is subject to prior governmental approval. We also own and lease offices and operational facilities throughout Russia related to the operation of our business. The location of our principal property, plant and equipment are described in “Item 4. Information on the Company - A. History and Development” and “B. Business Overview.” Our major offices are located in the destination cities of our primary network in Russia, including in Moscow, St. Petersburg, Novosibirsk, Ekaterinburg, Samara, Rostov-on-Don and Khabarovsk.

Our management believes that our facilities are adequate for our present needs.

Fixed Assets

The table below shows the value of fixed assets owned by us as of December 31, 2004, 2003 and 2002. Values are expressed in millions of rubles, according to net book values under IFRS. See Notes 7 and 36 to the consolidated financial statements included elsewhere in this annual report  for a description of the differences in the valuation of property, plant and equipment under IFRS and U.S. GAAP.

	December 31, 2004	December 31, 2003	December 31, 2002
Buildings and sites	7,265	7,915	8,189
Cables and transmission devices	27,653	29,534	35,442
Other	6,756	6,791	8,775
Total(1)	41,674	44,240	52,406

(1)
We own all the property, plant and equipment listed except for rented satellite transponders which are included under “cable and transmission devices” and are valued at approximately RUR 210 million as of December 31, 2002. These were fully depreciated during 2003. The aggregate value of pledged property which secures loans is RUR 2,066 million as of December 31, 2004 (compared with RUR 2,158 million as of December 31, 2003). See Note 18 to the consolidated financial statements included elsewhere in this annual report for additional details.

Our capital expenditures approved by the Board of Directors for 2005 are expected to be RUR 7,283 million. See “Item 4. Information on the Company - A. History and Development.”

Construction in progress as of December 31, 2004, 2003 and 2002 amounted to RUR 4,313 million, RUR 5,345 million and RUR 3,872 million, respectively.

Environmental Compliance

We believe that we are in compliance with all material requirements relating to environmental protection. Under various construction agreements to which we are a party, we assume obligations to the state and/or local authorities to effect payments to cover costs for the regeneration of forests, agricultural lands and other properties. In the absence of specific regulations requiring us to separately account for such expenses and as long as the amounts of such payments established in our construction agreements significantly differ from each other, neither the exact, nor the average, amount of such costs can be definitively determined and we have not set aside any contingency amounts in our financial statements for environmental compliance costs.

Item 5.  Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial position and results of operations should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements included elsewhere in this annual report.

The accompanying consolidated financial statements have been prepared in accordance and comply with IFRS, which differs in certain respects from U.S. GAAP. For a discussion of the differences between IFRS and U.S. GAAP insofar as they relate to us, see Note 36 to the consolidated financial statements included elsewhere in this annual report.

In 2004, we reviewed the bases on which certain revenues from local operators and related expenses were recognized and determined that not all conditions necessary for revenue and related expenses to be recognized had been met. As a result, management considered it appropriate to correct revenues and expenses and respective accounts receivable and payable as of December 31, 2003 and the two years then ended. In addition, during 2004, we changed retrospectively the method of accounting for certain pension benefits which previously were accounted for as termination benefits. Due to our early adoption of IAS 33, we have also restated earnings per share previously reported for the years ended December 31, 2003 and 2002.

Overview

Our principal sources of income are revenues generated from the provision of domestic long-distance and international telecommunications services. We render DLD and ILD traffic throughput services to Russian operators throughout Russia, including to each of Russia’s seven IRCs, as well as to alternative operators and mobile operators. We currently are the only nationwide carrier of wholesale DLD and ILD traffic in the Russian Federation and therefore hold a monopolistic position in this market. We also have the exclusive right to terminate the incoming international voice traffic to Russia from international operators. International operators pay us for termination of the incoming ILD traffic to Russia at a pre-agreed rate per minute of traffic. Local operators, including IRCs, bill their own local customers for outgoing DLD and ILD calls, while we bill the operators for the traffic throughput. In Moscow, however, we provide DLD and ILD services directly to end-users through the local access network of a local operator and bill customers directly. In addition, we provide DLD services to various government-funded entities and government ministries across Russia.

Principal markets	Percentages of total revenue represented by domestic long-distance and international traffic

	2004	2003	2002

Outgoing international traffic	24%	26%	30%
Incoming international traffic	11%	12%	15%
Domestic long-distance traffic	46%	40%	34%
Total revenue from domestic long-distance and international traffic	81%	78%	79%

We own and operate our network and the international gateways through which the majority of Russia’s DLD and ILD traffic passes. Our network connects all of the IRCs in Russia which, in turn, own and operate local telephone networks in their respective areas. Consequently, we do not bill the majority of telephone users directly, except in Moscow and certain business customers and government agencies located elsewhere in Russia. Instead, we receive payments from the IRCs or other entities, which bill their own local customers for outgoing domestic long-distance and international calls. Historically, growth in the volume of international traffic was limited as a result of Soviet-era capacity constraints on the Russian telecommunications network. However, in recent years, we have made significant investments to improve channel capacity for international calls and to enhance interconnections with international operators. While these improvements have increased the capacity for incoming international calls, the need for further development of our long-distance trunk network and the IRCs’ networks and the general state of the Russian economy have continued to limit outgoing international traffic.

For a description of our DLD and ILD tariffs, see “Item 4. Information on the Company - B. Business Overview - Services.”

We have in the past experienced, and continue to experience, significant delays in payment from subscribers located in Moscow, certain government-funded entities and government bodies and agencies, and some international operators. Our management believes that appropriate allowances for doubtful accounts receivable were established to cover our potential exposure. See “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Business - We face risks resulting from significant delays in the collection of receivables.”

The large-scale reform of the Russian telecommunications industry that began with the introduction of the Communications Law in 2004 is continuing, and several regulations have taken effect in 2005 that directly impact the DLD/ILD telecommunications services market in Russia and are ultimately expected to lead to the restructuring and liberalization of this market. For example, regulations enacted pursuant to the Communications Law allow telecommunications operators to apply for DLD/ILD telecommunications services licenses. Several operators are reported to have already applied for such licenses, and DLD/ILD licenses were awarded to MTT, Golden Telecom and Centerinfocom in May 2005. In addition, other regulations enacted pursuant to the Communications Law contemplate a major restructuring of the DLD/ILD interconnection system and government regulation of operators with a “significant position” in the market.

Among the most significant gaps in the new regulatory regime is how or whether the new regulations will modify the government’s regulation of DLD/ILD tariffs charged by licensed operators.

As we currently hold a monopoly position in the Russian DLD/ILD telecommunications services market, these regulatory changes, if implemented, are certain to have a significant impact on our business. However, given the substantial gaps that remain in the legislative framework and lack of interpretive guidance from the regulatory authority regarding certain ambiguous provisions in the new regulations, we are unable to predict with any certainty how the new regulatory regime will impact our business, financial condition and results of operations.

See “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Business - Implementation of the new Federal Law on Communications, or the Communications Law, will cause us to lose our monopoly position in the Russian long distance telecommunications market and impose an additional financial burden on us which may materially and adversely affect our business, financial condition and results of operations” and “Item 4. Information on the Company - B. Business Overview - The Telecommunications Industry in Russia - Liberalization of the Russian Telecommunications Market” for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements prepared in accordance with IFRS. Our reported financial condition and results of operations are sensitive to the accounting methods, assumptions and estimates generally underlying the preparation of financial statements. Our management has identified certain critical accounting policies which require them to make significant estimates and assumptions. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These results and assumptions form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Accounting for the effects of inflation and changes in foreign exchange rates has also been included by management as a critical accounting policy because of the material impact on our financial statements for the years 2000-2002. Management believes that some of the most critical accounting policies currently affecting our financial condition and results of operations are as follows:

Principles of Consolidation

Our group is comprised of Rostelecom and its subsidiaries. Transactions and balances between Rostelecom and its subsidiaries are eliminated, and accounting policies of the subsidiaries are adjusted to conform to Rostelecom’s accounting policies.

A consolidated subsidiary is an entity that is controlled by us, either through ownership, directly or indirectly, of more than 50% of the voting share capital of such entity, or by other means. Companies where we own more than 50% of the voting share capital but the minority shareholder enjoys substantive participation rights and has effective veto rights that would prevent us from taking decisions that are significant in the ordinary course of business, i.e., we are unable to exercise control, are accounted for under the equity method.

As of December 31, 2004, the group comprised Rostelecom and its consolidated subsidiary, Westelcom. Prior to December 1, 2003, the group comprised Rostelecom and its then consolidated subsidiaries: RTC-Leasing; RTCL (Cyprus); RTCL, S.A.; RTDC; RIB; AKOS; Spetzautoleasing; RTComm.RU; and Westelcom.

For more information see “Item 4. Information on the Company - A. History and Development,” “Item 10. Additional Information - C. Material Contracts” and the consolidated financial statements included elsewhere in this annual report.

Associates in which we have significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by our ownership, directly or indirectly, of between 20% and 50% of the voting share capital of such company or by exerting significant influence through other means. Our share of the net income or losses of associates is included in the consolidated statement of operations, and our share of the net assets of associates is included in the consolidated balance sheet.

An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. Our management must exercise judgment in determining whether a potential impairment of an investment has occurred. For the purposes of such assessment, management uses information relating to the fair value of the investment rather than to its carrying value, information relating to the financial condition of the investee company as well as other known factors which may have an impact on the carrying value of the investment in the near future.

If our interest in an entity is between 20% to 50% and such interest is acquired with the intention to sell it in the foreseeable future, such investment is accounted for as investment available-for-sale and is stated at the fair value. Determination of the fair value of assets is subjective by nature and often involves the use of significant estimates and assumptions. Management has, in the past, engaged independent appraisers to assist in the determination of the fair value of certain available-for-sale investments. The most significant estimates and assumptions used to determine fair value relate, among others, to the estimation of the amount and timing of future cash flows and then discount rates and perpetual growth rates. Most of the assumptions are based on available historical and market information.

Prior to October 2003, we owned 27.13% of the voting shares of RTC-Leasing. However, as management believed that it exercised control over the management, policies and day-to-day operations of RTC-Leasing, including the right to appoint a majority of the Board of Directors of RTC-Leasing, we continued to consolidate the results of operations and financial position of RTC-Leasing. In October 2003, we sold our remaining equity interest in RTC-Leasing and effectively lost control as of December 1, 2003. As a result, RTC-Leasing, together with its subsidiaries, ceased to be treated as a consolidated entity for the purposes of our financial statements. For additional information see “Item 10. Additional Information - C. Material Contracts.”

As of December 31, 2004, we held 31.1% of the voting shares of RTComm.RU. We consolidated RTComm.RU in our financial statements on the basis of our control over the financial and operating policy decisions of RTComm.RU through December 31, 2003. However, following our disposal of RTC-Leasing, which held a 49% interest in RTComm.RU, we ceased consolidating the results of RTComm.RU and began accounting for the results of operations and financial position of RTComm.RU under the equity method as of January 1, 2004.

In addition, we held 51% of the voting shares of GlobalTel as of December 31, 2004. As GlobalTel is a joint venture under common control, and its minority shareholder has substantive participation rights which enables them to veto decisions by the majority shareholder, we account for GlobalTel under the equity method.

For additional information, see Note 9 to the consolidated financial statements included elsewhere in this annual report.

Property, Plant and Equipment

Cost or valuation of the network comprises all the expenditures up to and including the cabling and wiring to the local telephone operator’s intercity exchange, and includes contractors’ charges and payments on account, materials, direct labor, and interest costs on specific project financing up to the date of commissioning of the relevant assets.

Subsequent expenditures are capitalized if it can be clearly demonstrated that they extend the life of the asset or significantly increase its revenue generating capacity beyond its originally assessed standard of performance. Expenditures for ongoing repairs and maintenance are charged to the statement of operations as incurred. Assets acquired to satisfy the basic needs of our employees (for example, in remote districts) are expensed upon acquisition.

Items of property, plant and equipment that are retired or otherwise disposed of are eliminated from the balance sheet along with the corresponding accumulated depreciation. Any gain or loss resulting from such retirement or disposal is included in the determination of net income.

Depreciation of property, plant and equipment is calculated on a straight-line basis from the time the assets are available for use over their estimated useful lives (for details see Note 7 to the consolidated financial statements). The determination of the useful life of an asset involves a subjective judgment by management with respect to the estimated periods of its business use. Changes in our intended period of use of certain assets as well as changes in technology may cause the estimated useful life of an asset to change. The useful lives and depreciation methods are reviewed periodically to ensure that the methods and the periods of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

At each balance sheet date, an assessment is made as to whether there is any indication that our assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. Where such a decline has occurred, the carrying amount of an asset is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as an expense in the statement of operations. Any subsequent increase in the recoverable amount of an asset would be written back when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Determination of fixed assets’ impairment involves the use of estimates which include, but are not limited to, the cause, the timing and the amount of the impairment. In evaluating impaired fixed assets, we typically consider technological obsolescence, suspension of services and other changes in circumstances. The recoverable amount is determined as the higher of the assets’ net selling price and value in use. The value in use of assets is estimated based on forecast future cash inflows and outflows to be derived from continued use of the assets and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate. Management makes judgments and estimates regarding the amount and timing of the future cash flows and the discount rate to be used. Management uses estimates as to future revenue streams, effects of liberalization of the Russian telecommunications industry, discount rates and others. Our management’s use of different estimates could have resulted in the need to recognize an impairment charge. Recognition of an impairment charge would reduce the carrying value of property, plant and equipment as of December 31, 2004, increase operating expenses and decrease the net income for the year ended December 31, 2004.

For the purpose of evaluating impairment, we reviewed property, plant and equipment to be held and used, and based on this analysis, we believe that the carrying value of property, plant and equipment reflected in the consolidated financial statements as of December 31, 2004 does not exceed their recoverable value.

For the purpose of determining the opening balance sheet on the first application of IFRS on January 1, 1994, we performed a valuation of our property, plant and equipment, as reliable historical cost information and information regarding their acquisition dates was not available. A brief description of the methodology applied in performing this valuation is set out below for each major asset category:

•	Buildings and on-site engineering communications - current replacement cost;

•	Cable and transmission devices - current replacement cost;

•	Trunk network exchanges - modern equivalent asset; and

•	Assets in the course of construction - indexed historic cost.

Effects of Inflation and Changes in Foreign Exchange Rates

Prior to December 31, 2002, the Russian Federation met the definition of a hyperinflationary economy as defined by International Accounting Standard 29 (“IAS 29”), “Financial Reporting in Hyperinflationary Economies.” Although the cumulative inflation index for the three-year period ended December 31, 2002 was less than 100%, it was considered that the remaining criteria set forth by IAS 29 indicated that during 2002, the Russian Federation continued to experience conditions that met the definition of a hyperinflationary economy.

Effective January 1, 2003, the International Task Force of the American Institute of Certified Public Accountants determined that the Russian Federation no longer meets the criteria of a hyperinflationary economy. Beginning in 2003, we ceased applying IAS 29 and only recognize the cumulative impact of inflation indexing through December 31, 2002 on non-monetary elements of the consolidated financial statements. Transactions undertaken subsequent to December 31, 2002 are reported at actual, nominal amounts except for those involving non-monetary assets and liabilities acquired prior to January 1, 2003. Results of operations (including gains and losses on disposal) involving such assets and liabilities are recognized based on the restated cost, which was calculated by applying to the carrying values of these assets and liabilities the change in the general price index through December 31, 2002. Comparative financial information for the year ended December 31, 2002 is presented in terms of the measuring unit current as of December 31, 2002.

IAS 29 requires that financial statements prepared by companies in hyperinflationary economies on a historical cost basis be adjusted to take account of the effects of inflation. The consolidated financial statements for the years ended December 31, 2000, 2001 and 2002, have been restated in terms of the purchasing power of the measuring unit as of December 31, 2002, and the net gains or losses arising on the net monetary position of assets and liabilities during the periods presented have been included in the statement of operations and disclosed separately. We have utilized the General Price Index (“GPI”) as issued by the Federal Service of Public Statistics, in the application of IAS 29.

Substantially all of our revenue is denominated in rubles, except for revenue from international operators, which is denominated in U.S. dollars or other foreign currencies. Most of our costs, other than payments to other international operators and certain domestic service providers, telecommunications equipment purchases and interest paid on foreign denominated debt, are denominated in rubles. Therefore, our performance results from international traffic and, accordingly, year-to-year comparisons of our incoming international traffic revenues, are significantly affected by the relative movements of domestic inflation and ruble exchange rates. For example, if foreign currency international incoming traffic revenues for any periods being compared remain at the same level but between the periods the rate of devaluation of the ruble is slower than the rate of Russian inflation, the related revenues expressed in constant rubles decline from one period to the next. Conversely, if the rate of devaluation exceeds the rate of inflation, such revenues expressed in constant rubles increase from one period to the next. During 1998, the ruble devaluation rate exceeded the rate of inflation, while in the period from 1999 to 2002, it was less than the rate of inflation. Currently, we do not use nor plan to use hedging to insure against such foreign currency fluctuations.

The following table illustrates the effects from 1998 to 2002 of both exchange rate changes and the indexation of historical amounts to adjust for Russian inflation on a fixed amount of U.S. dollar revenues:

Payment date	US$ amount of payment	Rubles to US$ exchange rate at time of payment	Rubles amount initially recognized	Decrease in value of Rubles against US$ from payment date to December 31, 2002	Increase in GPI from payment date to December 31, 2002	Amount in constant Rubles in terms of purchasing power as of December 31, 2002

January 1, 1998	100	5.96	596	433%	315.2%	2,475
December 31, 1998	100	20.65	2,065	54%	124.6%	4,639
December 31, 1999	100	27.00	2,700	18%	64.3%	4,437
December 31, 2000	100	28.16	2,816	13%	36.8%	3,852
December 31, 2001	100	30.14	3,014	5%	15.1%	3,470
December 31, 2002	100	31.78	3,178	—	—	3,178

The following table summarizes the annual rate of inflation for the years ended December 31, 2004, 2003, 2002, 2001 and 2000:

For the years ended December 31	Annual inflation

2004	11.7%
2003	12.0%
2002	15.1%
2001	18.8%
2000	20.2%

Source: Federal Service of Public Statistics.

Revenue and Operating Costs Recognition

Revenue and operating costs for all services supplied and received are recognized at the time the services are rendered. Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be reliably measured. Revenue recognition requires management’s judgment as to the probability of the inflow of economic benefits to us, i.e.,  the expected conversion of revenue streams to cash collected. Use of such judgment for the purpose of establishing revenue recognition policy is widely used in the telecommunications industry in connection with settlements with long-distance telecommunications operators.

We charge regional telephone operators and other telecommunications service providers in Russia either an agreed proportion of the amounts they collect from subscribers or an agreed settlement rate per minute of traffic. For outgoing telephone traffic originating in Moscow, subscribers are charged directly by us.

We charge fees to foreign network operators for incoming calls and other traffic that originate outside Russia. We are charged by foreign operators for the termination of international calls from Russia.

These revenues and costs are shown in gross amounts in the accompanying consolidated financial statements, and exclude value added tax. Amounts payable to and receivable from the same operators are shown net in the balance sheet where a legal right of offset exists.

Segment information

Our primary business area is the provision of telecommunications services, including international and domestic long-distance phone calls and Internet-related services.

Approximately 96% of our revenues are derived from telecommunications services. Revenues from telecommunications services are reported according to the types of customers and the types of services provided. In the opinion of management, this is the most relevant presentation of revenues generated from our telecommunications services. We determined the following types of customers to be reported separately: local operators, subscribers, and foreign operators. For each type of customer, we report the following types of material services provided:

Local operators

•	Telephone – international

•	Telephone – domestic

•	Other income from local operators

Subscribers

•	Telephone – international

•	Telephone – domestic

•	Internet access

•	Rent of telecommunication channels to subscribers

•	Television and radio transmission

•	Cellular services

Foreign operators

•	Telephone

•	Telex, telegraph and other

•	Rent of telecommunication channels

All other types of revenues are reported as other revenue.

Allowance for doubtful accounts

We analyze our accounts receivable for recoverability on a regular basis. The allowance estimation process requires management to make assumptions based on the historical results, future expectations, assessment of the general economic environment and changes in the creditworthiness of our debtors. Such estimates and assumptions may have a significant impact on the carrying value of the accounts receivable and on the amount of bad debt expense. The percentage of general allowance is based on types of customers, history of debt collection per customer type and age of debt. Specific allowance is established based on the analysis of significant debtors on an individual basis. Historically, the major part of allowance for doubtful accounts relates to accounts receivable from subscribers in Moscow.

We use the same pattern to record the allowance for doubtful accounts as of December 31, 2004 as was used for doubtful accounts as of December 31, 2003. The allowance for doubtful accounts decreased significantly during the year ended December 31, 2004, primarily as a result of a write-off of bad debts of subscribers from Moscow.

Related Party Transactions

We have entered into a number of related party transactions. See Note 29 to the consolidated financial statements and in “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions.” For a description of weaknesses identified by our independent auditors relating to our procedure for the identification of related parties and related party transactions, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Business - If we fail to maintain effective internal control, we may not be able to accurately report our financial results or prevent fraud. As a result, investors could lose confidence in our financial reporting, which would harm our business and the trading price of our securities.”

Discontinued Operations

As part of our effort to concentrate on our core business segment, we completed a series of transactions through which we divested our remaining interest in our former consolidated subsidiary, RTC-Leasing. RTC-Leasing and its subsidiaries conducted operations in the Russian leasing, banking and investing business segments.

Based on this development, the results of operations of RTC-Leasing have been reported separately as discontinued operations in our consolidated financial statements for the year ended December 31, 2003. See Note 22 to the consolidated financial statements included elsewhere in this annual report.

The statements of income for the years ended December 31, 2004, 2003 and 2002 included as discontinued operations the post-tax results of operations carried out by RTC-Leasing and its subsidiaries, which are comprised of the following:

	2004	2003	2002

Revenue	—	837	252
Operating expenses	—	(577)	(431)
Other loss, net	—	(1,021)	(329)

Loss before tax and minority interest	—	(761)	(508)

Income tax expense benefit	—	(300)	(590)
Minority interest in the results of discontinued operations	—	(650)	(1,153)
Loss recognized on disposal	—	(804)	—
Income tax expense recognized on disposal	—	(175)	—
Write down of carrying amount of additional interests in fixed assets acquired to fair value	—	(551)	—
Income tax benefit recognized on the write-down	—	132	—

Net loss from the discontinued operations	—	(3,109)	(2,251)

Our loss recognized on the disposal of shares of RTC-Leasing in 2003 and the respective discontinuance of operations in the leasing, banking and investing segments consisted of the following:

Cash received from the acquirer of RTC-Leasing’s shares	740
Share in net assets of RTC-Leasing	(1,544)

Total loss recognized on disposal	(804)

Financial Results for the Years Ended December 31, 2004 and 2003

Restatement of Historical Financial Statements

In 2004, we reviewed the bases on which certain revenues from local operators and related expenses were recognized and determined that not all conditions necessary for revenue and related expenses to be recognized had been met.

Pursuant to regulations established in the telecommunications industry for settlements between local network operators, operators, including us, bill for transit of traffic on a monthly basis based on traffic information for the previous month. For the purposes of our IFRS consolidated financial statements, in prior years, at the end of each year, we made an accrual whereby we recognized revenues and expenses related to intercity and international telephone services based on the difference between actual billings and actual traffic. This adjustment resulted in a build-up of an unbilled receivable at the end of each financial year, the realizability of which could not be assured at the time and in the absence of clear regulatory and contractual guidelines. Accordingly, we believe revenues and associated expenses as reported in the IFRS consolidated financial statements for 2003 and prior years should be adjusted to reflect our revenues based on actual billings rather than on actual traffic. As a result, our financial position and results of operations as of December 31, 2003 and for each of the two years ended December 31, 2003, were restated accordingly to reflect the above facts.

During 2004, we retrospectively changed our method of accounting for certain post-employment benefits. Previously, we accounted for them as termination benefits. They are now accounted for as a defined benefit plan and the estimated benefits are determined using an actuarial method. Our consolidated financial statements for the year ended December 31, 2003 and 2002, as restated, reflect the effects of this change.

In December 2003, the IASB published revised International Accounting Standard No. 33 (IAS No. 33), “Earnings per share.” As revised, IAS No. 33 requires the application of the “two-class method” to determine earnings applicable to ordinary shareholders, the amount of which is used as a nominator to calculate earnings per ordinary share. The application of the “two-class method” requires that the profit or loss after deducting preferred dividends is allocated to ordinary shares and other participating equity instruments to the extent that each instrument shares in earnings as if all of the profit or loss for the period had been distributed. The total profit or loss allocated to each class of equity instrument is determined by adding together the amount allocated for dividends and the amount allocated for a participation feature. We have adopted the provisions of IAS No. 33 early and applied them to the financial statements for the year ended December 31, 2004, and retrospectively restated the amounts reported earlier for 2003 and 2002.

The reconciliation of earnings per share, as restated, and earnings per share previously reported for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002

Total earnings per share - continuing operations, as previously reported	4.57	3.70
Restatement of revenues and expenses from local operators	(0.18)	0.08
Application of the ‘two-class’ method	(0.78)	(0.70)

Total earnings per share - continuing operations, as restated	3.61	3.08

	2003	2002

Total losses per share - discontinued operations, as previously reported	(4.27)	(3.09)
Application of the ‘two-class’ method	1.07	0.77

Total losses per share - discontinued operations, as restated	(3.20)	(2.32)

	2003	2002

Total earnings per share, as previously reported	0.30	0.61
Restatement of revenues and expenses from local operators	(0.18)	0.08
Application of the ‘two-class’ method	0.29	0.07

Total earnings per share, as restated	0.41	0.76

The discussion below is based on the restated figures and, therefore, is different from the discussion included in our last annual report on Form 20-F filed on June 30, 2004.

Revenues

In 2004, total revenues increased by 19.4% to RUR 37,318 million from RUR 31,267 million in 2003. The growth in total revenues was largely due to the introduction of the new settlement system between us and local operators. Revenue from the new settlement system accounted for RUR 5,980 million of our total revenues in 2004.

Local Operators

	Year ended December 31, 2004	Year ended December 31, 2003 (restated)	Change

			Amount	%

	RUR (millions)		RUR (millions)

Telephone – international	6,160	5,171	989	19%
Telephone – national	13,411	8,669	4,742	55%
Other income from local operators	3,077	1,952	1,125	58%
Total revenues from local operators	22,648	15,792	6,856	43%

Revenues from local operators represented 60.7% and 50.5% of total revenues in 2004 and 2003, respectively.

Revenues from local operators for DLD traffic transit increased by 54.7% to RUR 13,411 million in 2004 compared to RUR 8,669 million in 2003 due to the introduction of the new settlement system between us and local operators for DLD traffic transit in 2003 as well as 12% DLD traffic growth. The principal reason behind the traffic growth was Russia’s continued economic development coupled with higher fixed-line and mobile penetration, as well as our active marketing efforts to strengthen our positions in the regional markets. Effective August 1, 2003, the government anti-monopoly authority implemented a new settlement system for domestic long-distance traffic transit between us, on the one hand, and regional operators of the Svyazinvest Group and alternative operators, on the other hand. According to this new system we began to bill local operators originating DLD calls for DLD traffic transit using a Linear Settlement Rate and pay local operators for DLD traffic termination using a Termination Settlement Rate. Previously, we collected revenue from local operators for DLD traffic transit using an Integral Settlement Rate and made no payments for DLD traffic termination. See “Item 4. Information on the Company - B. Business Overview - Services - Domestic Tariffs” and Note 20 to the consolidated financial statements for additional information.

Revenues from local operators for outgoing ILD traffic transit increased by 19.1% to RUR 6,160 million in 2004 from RUR 5,171 million in 2003 as we took active measures to both gain additional traffic volume on our network and rebalance tariffs. Outgoing ILD traffic volume from local operators grew by 25% in 2004. This was primarily due to a doubling of traffic volume carried on our network by alternative operators. ILD tariff rebalancing for subscribers across Russia (excluding our subscribers in Moscow) contributed to the positive revenue dynamics for outgoing ILD traffic transit.

Other income from local operators increased by 57.6% to RUR 3,077 million in 2004 compared to RUR 1,952 million in 2003. Other income from local operators represents revenue from leased line services, repair and maintenance services as well as other services. The growth in revenue was largely due to an increase in the volume of leased line services offered to local operators.

Subscribers

	Year ended December 31, 2004	Year ended December 31, 2003	Change

			Amount	%

	RUR (millions)		RUR (millions)

Telephone - international	2,900	3,027	(127)	-4%
Telephone – national	3,886	3,678	208	6%
Internet access	—	1,060	(1,060)	-100%
Rent of telecommunications channels to subscribers	1,352	853	499	58%
Television and radio transmission	602	584	18	3%
Cellular services	—	117	(117)	-100%
Total revenues from subscribers	8,740	9,319	(579)	-6%

Revenues from our subscribers, mainly representing our subscribers in Moscow, include revenues from domestic and international long-distance calls as well as other services. In 2004, revenues from subscribers represented 23.4% of total revenues compared to 29.8% in 2003. In 2004, revenues from subscribers decreased by 6.2% to RUR 8,740 million from RUR 9,319 million in 2003. This decrease was principally due to a change in the accounting treatment of RTComm.RU, which accounted for 100% of our Internet access revenues in prior years, and disposal of our interest in AKOS, which accounted for 100% of our cellular services revenues in prior years. We ceased to consolidate AKOS effective December 1, 2003 and RTComm.RU effective January 1, 2004, respectively. Net of revenues of RTComm.RU and AKOS, revenues from our subscribers increased from RUR 8,142 million in 2003 to RUR 8,740 million in 2004, a 7% growth year-on-year.

Revenues from subscribers for international long-distance services decreased by 4.2% to RUR 2,900 million in 2004 from RUR 3,027 million in 2003. The negative revenue dynamic was due to a 9% decrease in outgoing ILD traffic volume from subscribers, reflecting the intense competition in the Moscow market, and partly offset by a higher effective tariff rate for international calls.

Revenues from Moscow subscribers for domestic long-distance services increased by 5.7% to RUR 3,886 million in 2004 from RUR 3,678 million in 2003 due to our more effective pricing policy, the provision of additional services to Moscow subscribers and other marketing efforts. The 2% rise in DLD traffic volume from subscribers compared to 2003 also contributed to the growth in revenue.

In 2004, revenues from the lease of channels to subscribers increased by 58.5% to RUR 1,352 million from RUR 853 million in 2003 due to a solid growth in the volume of lease services. In 2004, revenues from television and radio transmission amounted to RUR 602 million, an increase of 3% compared to 2003.

Foreign Operators

	Year ended December 31, 2004	Year ended December 31, 2003	Change

			Amount	%

	RUR (millions)		RUR (millions)

Telephone	4,041	3,871	170	4%
Telex, telegraph and other	327	431	(104)	-24%
Rent of telecommunications channels	192	181	11	6%
Total revenues from international operators	4,560	4,483	77	2%

In 2004, revenues from foreign operators represented 12.2% of our total revenues compared to 14.3% in 2003. The 1.7% increase in revenues from foreign operators from RUR 4,483 million in 2003 to RUR 4,560 million in 2004 was due to incoming international traffic growth. The incoming international traffic grew by 20% compared to 2003, reflecting our growing market share. Revenues from telex, telegraph and other services offered to international operators decreased by 24% to RUR 327 million in 2004 from RUR 431 million in 2003 due to the continued weakening demand for these services.

Operating Expenses

	Year ended December 31, 2004	Year ended December 31, 2003 (restated)	Change

			Amount	%

	RUR (millions)		RUR (millions)

Wages, salaries, other benefits and payroll taxes	5,109	3,946	1,163	29%
Depreciation	7,498	8,252	(754)	-9%
Charges by network operators - international	6,484	5,913	571	10%
Charges by network operators - national	8,178	4,331	3,847	89%
Administration and other costs	3,058	3,782	(724)	-19%
Taxes other than on income	587	507	80	16%
Repairs and maintenance	813	800	13	2%
Bad debt expense	369	337	32	9%
Loss on sale of property, plant and equipment	217	1,214	(997)	-82%
Total operating expenses	32,313	29,082	3,231	11%

Total operating expenses grew by 11.1% to RUR 32,313 million in 2004 from RUR 29,082 million in 2003, mainly due to higher charges by local operators due to the introduction of the new settlement system as well as scheduled increases in wages and salaries. The growth in operating expenses was partly offset by lower depreciation charges, loss on sale of property, plant and equipment and administration and other costs.

Charges by local network operators increased by 88.8% to RUR 8,178 million in 2004 from RUR 4,331 million in 2003 as a result of the introduction of the new settlement system and growth in DLD traffic volumes.

Charges by international network operators for outgoing international calls termination increased by 9.7% to RUR 6,484 million in 2004 from RUR 5,913 million in 2003. The increase was driven by the growth in outgoing ILD traffic volumes.

Wages, salaries and other staff costs increased by 29.5% to RUR 5,109 million in 2004 from RUR 3,946 million in 2003. The growth in wages, salaries and other staff costs was mainly due to planned average salary increases while the number of employees was reduced by 5.4% to 25,285 as of December 31, 2004 compared to 26,742 as of December 31, 2003. The introduction of the Management By Objectives system, or MBO, in May 2004 for our top and mid-level managers also contributed to the growth in wages, salaries and other staff costs. See “Item 6. Directors, Senior Management and Employees - D. Employees” for a description of MBO.

Depreciation of property, plant and equipment decreased by 9.1% to RUR 7,498 million in 2004 from RUR 8,252 million in 2003. The latter included an additional RUR 210 million depreciation expense on certain satellite channels, which we discontinued using in 2003. The decrease in depreciation charges in 2004 was also due to the fact some property, plant and equipment were disposed of or fully depreciated in 2003.

The loss on sale of property, plant and equipment decreased by 82.1% to RUR 217 million in 2004 from RUR 1,214 million in 2003 as we decommissioned a larger number of analog cable systems in 2003.

Administration and other expenses decreased by 19.1% to RUR 3,058 million in 2004 from RUR 3,782 million in 2003, as the latter included an additional RUR 446 million expense incurred by RTComm.RU in connection with the governmental program “Electronic Russia,” which is aimed at enhancing the technical capabilities of governmental organizations in various regions in Russia.

Taxes (other than on income) increased by 15.8% to RUR 587 million in 2004 as compared to RUR 507 million in 2003 mainly driven by the application of a higher property tax rate due to changes in tax legislation.

Bad debt expense increased by 9.5% to RUR 369 million in 2004 from RUR 337 million in 2003. The increase resulted from uncollected receivables in the amount of RUR 253 million due for satellite channels disposed of, which was partly offset by the effect of better debt collection in 2004.

Operating Profit

In 2004, operating profit increased by RUR 2,820 million, or 129.1%, to RUR 5,005 million from RUR 2,185 million in 2003. As a result, the operating margin grew from 7.0% in 2003 to 13.4% in 2004.

Net interest expense and other non-operating items decreased from a RUR 1,516 million net gain in 2003 to a RUR 682 million net gain in 2004 mainly due to the fact we received an additional RUR 752 million gain from debt restructuring and a RUR 316 million contribution in 2003. The decrease in net interest expense and other non-operating items compared to 2003 was partly offset by lower interest expense and higher interest income, which resulted from reduced total debt and increased financial investments, respectively.

Income Tax Expense

Our 2004 income tax expense amounted to RUR 1,507 million compared to RUR 331 million in 2003. The increase was primarily due to an increase in our operating profit. In addition, as a result of the RTC-Leasing disposal and subsequent changes of temporary differences in accounting and tax bases of some assets and liabilities, we had a one-off deferred income tax benefit in the total amount of RUR 620 million in 2003.

Results From Discontinued Operations

Discontinued operations resulted from the disposal of our stake in RTC-Leasing on December 1, 2003. We did not record a loss from discontinued operations in 2004, while in 2003 net loss from discontinued operations amounted to RUR 3,109 million.

Financial Results for the Years Ended December 31, 2003 and 2002

Restatement of Historical Financial Statements

Our consolidated financial statements for the years ended December 31, 2003 and 2002 have been restated. See “Financial Results for the Years Ended December 31, 2004 and 2003 - Restatement of Historical Financial Statements” and Note 2 to the consolidated financial statements included elsewhere in this annual report for information regarding the restatement.

Revenues

In 2003, total revenues increased by 12.3% to RUR 31,267 million from RUR 27,853 million in 2002. The growth in total revenues was largely due to the introduction of a new settlement system between us and local operators in Russia. The impact of the introduction of the new settlement system on our total revenue for 2003 amounted to RUR 2,966 million.

Local Operators

	Year ended December 31, 2003 (restated)	Year ended December 31, 2002 (restated)	Change

			Amount	%

	RUR (millions)		RUR (millions)

Telephone – international	5,171	5,025	146	3%
Telephone – national	8,669	5,859	2,810	48%
Other income from local operators	1,952	1,838	114	6%
Total revenues from local operators	15,792	12,722	3,070	24%

Revenues from local operators represented 50.5% and 45.7% of total revenues in 2003 and 2002, respectively.

Revenues from local operators for DLD traffic increased by 48.0% to RUR 8,669 million in 2003 as compared to RUR 5,859 million in 2002. The increase in revenue from local operators for DLD traffic transit was due to a 15% growth in traffic and a 49% increase in the level of tariffs. The principal reason behind the growth in traffic was the continued growth of the Russian economy and greater penetration of fixed and mobile telephony in the Russian market. With respect to tariffs, on August 1, 2003, the Anti-Monopoly Ministry (currently, the FAS) abolished the ISR for settlements between us, on the one hand, and regional operators, the Svyazinvest Group and alternative operators, on the other. Under the new settlements system, we began to bill the regional and alternative operators for the origination of DLD calls calculated using the Linear Settlement Rate and to pay regional and alternative operators for the termination of DLD calls calculated using the Termination Settlement Rate. Previously, we made no payments for termination and recognized revenue for processing traffic originating in the networks of other operators on the basis of the ISR.

Revenues from local operators for outgoing ILD traffic increased by 2.9% to RUR 5,171 million in 2003 from RUR 5,025 million in 2002. In 2003, outgoing international traffic from local operators grew by 10% as compared to 2002. In 2003, tariffs were largely unchanged as compared to 2002.

Other income from local operators increased by 6.2% to RUR 1,952 million in 2003 compared to RUR 1,838 million in 2002. Income from local operators consists of revenues from leased lines services and other services rendered to local operators including equipment rent and maintenance. The growth in revenue is due to higher leased lines prices charged.

Subscribers

	Year ended December 31, 2003	Year ended December 31, 2002	Change

			Amount	%

	RUR (millions)		RUR (millions)

Telephone - international	3,027	3,462	(435)	-13%
Telephone - national	3,678	3,513	165	5%
Internet access	1,060	849	211	25%
Rent of telecommunications channels to subscribers	853	712	141	20%
Television and radio transmission	584	546	38	7%
Cellular services	117	89	28	31%
Total revenues from subscribers	9,319	9,171	148	2%

Revenues from our subscribers, which consist mainly of subscribers in Moscow, include revenues from national and international calls. In 2003, revenues from subscribers represented 29.8% of total revenues compared to 32.9% in 2002. In 2003, revenues from subscribers increased by 1.6% to RUR 9,319 million from RUR 9,171 million in 2002. Such growth was principally due to an increase in subscriber DLD revenues, increased Internet access revenues and rental fees for telecommunications channels, partly offset by a decrease in subscriber ILD revenues.

Revenues from subscribers in Moscow for international telecommunications services decreased by 12.6% to RUR 3,027 million in 2003 from RUR 3,462 million in 2002 partially as a result of a slight decrease in outgoing international traffic, caused by continued intense competition in Moscow, a 4% decrease in the tariff level from the previous year and the impact of inflation.

Revenues from subscribers in Moscow for DLD telecommunications services increased by 4.7% to RUR 3,678 million in 2003 from RUR 3,513 million in 2002 due to our more effective pricing policy, the provision of additional services to Moscow subscribers and other marketing efforts.

In 2002, revenues from subscribers also included revenues from our Internet and mobile telecommunications businesses, representing the activities of RTComm.RU and AKOS, respectively, which we started consolidating from January 2002 and April 2002, respectively. The revenues of RTComm.RU were consolidated in our results through December 31, 2003, although the revenues of AKOS were consolidated through December 1, 2003. Internet access revenues in 2003 increased by 24.9% to RUR 1,060 million from RUR 849 million in 2002 due to the growth in RTComm.RU’s business. Revenues from mobile subscribers in 2003 increased by 31.5% to RUR 117 million from RUR 89 million in 2002 due to the general growth in demand for cellular services in Russia. We disposed of our holding in AKOS together with the sale of our remaining holding in RTC-Leasing in late 2003.

In 2003, revenues from the lease of channels to subscribers increased by 19.8% to RUR 853 million from RUR 712 million in 2002 due to an increase in tariff levels for leasing channels. In 2003, revenues from television and radio transmission amounted to RUR 584 million, an increase of 7.0% from 2002.

Foreign Operators

	Year ended December 31, 2003	Year ended December 31, 2002	Change

			Amount	%

	RUR (millions)		RUR (millions)

Telephone	3,871	4,250	(379)	-9%
Telex, telegraph and other	431	622	(191)	-31%
Rent of telecommunications channels	181	228	(47)	-21%
Total revenues from international operators	4,483	5,100	(617)	-12%

In 2003, revenues from foreign operators represented 14.3% of total revenues compared to 18.3% in 2002. Revenues from foreign operators decreased by 12.1% to RUR 4,483 million in 2003 from RUR 5,100 million in 2002. Incoming international traffic increased by 24% in 2003 as compared to 2002. In 2003, tariff levels decreased by 23% from the previous year. Revenues from other services such as telex and telegraph decreased by 30.7% to RUR 431 million from RUR 622 million in 2002 due to continued weakening demand for these services.

Operating Expenses

	Year ended December 31, 2003 (restated)	Year ended December 31, 2002	Change

			Amount	%

	RUR (millions)		RUR (millions)

Wages, salaries, other benefits and payroll taxes	3,946	3,476	470	14%
Depreciation	8,252	9,089	(837)	-9%
Charges by network operators – international	5,913	5,779	134	2%
Charges by network operators – national	4,331	1,707	2,624	154%
Administration and other costs	3,782	3,336	446	13%
Taxes other than on income	507	793	(286)	-36%
Repairs and maintenance	800	452	348	77%
Bad debt expense	337	874	(537)	-61%
Loss on sale of property, plant and equipment	1,214	449	765	170%
Total operating expenses	29,082	25,955	3,127	12%

Total operating expenses increased by 12.0% to RUR 29,082 million in 2003 from RUR 25,955 million in 2002, mainly due to an increase in charges by international and local network operators, wages and salaries, administration and other costs. This increase in expenses was partly offset by decreasing depreciation, lower taxes (other than on income) and lower bad debt expense.

Charges by local network operators increased by 153.7% to RUR 4,331 million in 2003 from RUR 1,707 million in 2002. The impact of the introduction of the new settlement system on our total operating expenses for 2003 amounted to RUR 2,136 million.

Charges by international network operators for termination of outgoing international calls increased by 2.3% to RUR 5,913 million in 2003 from RUR 5,779 million in 2002. The increase was principally due to the increase of outgoing international traffic.

Wages, salaries and other staff costs increased by 13.5% to RUR 3,946 million in 2003 from RUR 3,476 million in 2002. However, as of December 31, 2003 the number of employees decreased by 15.7% to 26,742 from 31,729 as of December 31, 2002. The increase in wages, salaries and other staff costs was due to an increase in average salaries of 31% in 2003 as compared to 2002.

Depreciation of property, plant and equipment decreased by 9.2% to RUR 8,252 million in 2003 from RUR 9,089 million in 2002. During 2002, we formalized a plan to discontinue using certain satellite channels which resulted in additional depreciation expenses of RUR 897 million and RUR 210 million being recognized in 2002 and 2003, respectively. The remaining decrease in depreciation in 2003 relates to property, plant and equipment disposed of in 2002. During 2003, we ceased using certain analog cable systems with the result that related losses increased by 170.0% to RUR 1,214 million in 2003 from RUR 449 million in 2002.

Administration and other expenses increased by 13.3% to RUR 3,782 million in 2003 from RUR 3,336 million in 2002. This increase relates primarily to expenses incurred by RTComm.RU in connection with the governmental program “Electronic Russia,” which is aimed at enhancing the technical capabilities of the governmental organizations in the various regions in Russia, and sponsorship payments related to Russia’s national soccer team, which resulted in aggregate expenses of RUR 446 million in 2003.

Taxes (other than on income) decreased by 36.1% to RUR 507 million in 2003 as compared to RUR 793 million. The principal reason behind this decrease was the abolition of the road users tax in 2003, which was partly offset by increases in title duties paid by us.

Bad debt expense decreased by 61.4% to RUR 337 million in 2003 from RUR 874 million in 2002. The decrease of the allowance for doubtful accounts is largely due to the effect of an agreement between us and other local operators in Moscow whereby the parties undertook joint efforts for the prevention of unauthorized access to the telecommunications network in the city.

Operating Profit

In 2003, operating profit increased by RUR 287 million, or 15.1%, to RUR 2,185 million from RUR 1,898 million in 2002. As a result, the operating margin grew from 6.8% in 2002 to 7.0% in 2003.

Net interest expense and other non-operating items decreased from a net gain of RUR 1,663 million in 2002 to a net gain of RUR 1,516 million in 2003. This was primarily due to income from sale of investments of RUR 25 million compared to income from sale of investments of RUR 1,724 million in 2002, which was partly offset by gain from debt restructuring and foreign exchange gain compared to foreign exchange loss in 2002.

In 2002, we recognized net income from the sale of investments of RUR 1,724 million. This gain primarily represented income from the sale of our 50% interest in Sovintel with a value of RUR 1,733 million and losses from sale of other investments amounting to RUR 9 million. In exchange for our interest in Sovintel, we received cash and short-term financial instruments redeemed in 2002 for a total amount of US$56 million and a 15% interest in Golden Telecom, which acquired our interest in Sovintel. After the transaction, we retained significant influence over Golden Telecom. Therefore, investments in Golden Telecom were accounted for as investments in associates using the equity method. During 2003, after a number of additional share issues by Golden Telecom, our interest in Golden Telecom was diluted to 11.19%. We recognized a gain of RUR 2 million resulting from the dilution of our interest in Golden Telecom.

From January 1, 2003, the Russian Federation no longer met the criteria of IAS 29 for hyperinflation. As of January 1, 2003, we ceased applying IAS 29 and only recognize the cumulative impact of inflation indexing through December 31, 2002 on non-monetary elements of the consolidated financial statements. Accordingly, monetary gain was nil in 2003 compared to monetary gain of RUR 610 million in 2002.

Interest expense amounted to RUR 202 million in 2003 compared to RUR 348 million in 2002. The decrease is explained by a reduction in our total debt by 57.4% from RUR 8,383 million in 2002 to RUR 3,573 million in 2003.

Income Tax Expense

Our 2003 income tax expense related to continuing operations amounted to RUR 331 million as compared to RUR 967 million in 2002. The decrease was primarily due to a decrease in current tax charge and increase in deferred tax benefit. Deferred tax expenses and benefits primarily relate to temporary differences between the carrying and tax basis of property, plant and equipment and financial instruments. Russian income tax applies to all of our continuing operations.

Results from Discontinued Operations

Discontinued operations resulted from our disposal of RTC-Leasing on December 1, 2003. In 2003, we recorded a net loss from discontinued operations of RUR 3,109 million as compared to a net loss of RUR 2,251 million in 2002. See Note 22 to the consolidated financial statements included elsewhere in this annual report.

U.S. GAAP information

Our consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP. For the years ended December 31, 2004 and 2003, net income reported under IFRS amounted to RUR 4,298 million and RUR 398 million, respectively, as compared to net income reported under U.S. GAAP in 2004 of RUR 3,679 million and net loss in 2003 of RUR 171 million, respectively. As of December 31, 2004 and 2003, total shareholders’ equity reported under IFRS was RUR 50,838 million and RUR 47,970 million, respectively, as compared to total shareholders’ equity reported under U.S. GAAP of RUR 55,081 million and RUR 52,800 million, respectively.

The most significant differences between IFRS and U.S. GAAP that affect our financial position and results of operations relate to accounting for property, plant and equipment and investments in associates, goodwill and related deferred taxes. A brief summary of these differences is presented below. For additional information see Note 36 to the accompanying consolidated financial statements.

Accounting for Property, Plant and Equipment

In 1998, in accordance with IAS 36, “Impairment of Assets,” we recognized an impairment loss of RUR 8,699 million on property, plant and equipment other than construction in progress. The impairment loss was calculated based on the present value of estimated future cash flows from the continuing use of the assets using a real-terms (inflation adjusted) discount rate of 20%. IAS 36 requires an assessment of the recoverable amount of an asset whenever there is an indication that our assets may be impaired. Management believed that the Russian economic crisis in 1998 constituted such an indication.

Under U.S. GAAP, Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (superseded by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” effective for financial statements issued for fiscal years beginning after December 15, 2001), required an initial assessment of impairment based on undiscounted cash flows whenever there is an indication that impairment may exist. Due to the fact that the sum of undiscounted expected future cash flows was in excess of the carrying amount of our property, plant and equipment as of December 31, 1998, an impairment loss was not recognized for U.S. GAAP reporting. Management considers that all of our property, plant and equipment, with the exception of construction in progress, represent the lowest level for which there are largely independent and identifiable cash flows.

Since no impairment loss was recognized under U.S. GAAP in 1998, a different asset base is used to compute U.S. GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing 1999. The net additional expense recognized due to these differences amounted to RUR 722 in 2004 compared to RUR 654 million in 2003 and RUR 502 million in 2002.

Accounting for investments in associates

Before IFRS No. 5 was adopted, we accounted for an investment in an associate that was acquired and held exclusively with a view to its disposal in the near future as an available-for-sale financial asset in accordance with IAS 39, “Financial Instruments: Recognition and Measurement.”

In 2002, we acquired and, in 2003, sold certain investments which in the normal course of business would qualify for equity method accounting. In our IFRS accounts, these investments were classified and accounted for as available-for-sale.

Effective January 1, 2002, SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets,” eliminated the exception to application of the equity method for an investment in associates where significant influence is likely to be temporary. Accordingly, in our U.S. GAAP accounts, the investments in these associates were accounted for using the equity method of accounting. The loss of RUR 59 million reported in the reconciliation of net income and shareholders’ equity for 2002 above represents the difference between the amount of gain from changes in the fair value of these available-for-sale investments recognized in the IFRS accounts, and the amount of equity income reported under the U.S. GAAP, net of minority interest.

In 2003, these investments were sold. Accordingly, the differences in accounting for these investments under IFRS and U.S. GAAP, reported in prior periods, were reversed in 2003.

Goodwill

As described in Note 9 to the accompanying consolidated financial statements, during 2002, we acquired 15% of voting stock of Golden Telecom, Inc. In the opinion of management, we exercised significant influence over financial and operating policies of Golden Telecom. In accordance with IAS No. 28, “Accounting for Investments in Associates,” we amortized the equity method goodwill related to our investment in Golden Telecom over its estimated useful life of eight years. During 2002, in our IFRS accounts, we recognized related amortization expense in the amount of RUR 32 million. Also during 2002, in our IFRS accounts, we recognized goodwill of RUR 42 million in connection with certain business combinations and purchases of minority interest. Amortization of related goodwill in 2002 amounted to RUR 3 million. During 2004 and 2003, the equity method goodwill related to the investment in Golden Telecom recognized in our IFRS accounts amounted to RUR 135 and RUR 95 million, respectively.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized and is subject to annual impairment tests in accordance with SFAS No. 142. We performed the annual impairment test in respect to recoverability of the carrying amount of goodwill at December 31, 2004 and 2003 by comparing the fair value to the carrying amount. Fair value exceeded the carrying amount and we did not recognize any impairment loss.

New accounting pronouncements

International Financial Reporting Standards

During 2003-2004, the IASB published several revised International Accounting Standards, issued several new International Financial Reporting Standards and gave notice of the withdrawal of one International Accounting Standard. Most of these revised and new standards will apply to accounting periods commencing on or after January 1, 2005. The new pronouncements include the following:

•	IAS No. 1, “Presentation of Financial Statements,”

•	IAS No. 2, “Inventories,”

•	IAS No. 8, “Accounting Policies, Changes in Accounting Estimates and Errors,”

•	IAS No. 10, “Events after the Balance Sheet Date,”

•	IAS No. 16, “Property, Plant and Equipment,”

•	IAS No. 17, “Leases,”

•	IAS No. 19, “Employee Benefits,”

•	IAS No. 21, “The Effects of Changes in Foreign Exchange Rates,”

•	IAS No. 24, “Related Party Disclosures,”

•	IAS No. 27, “Consolidated Financial Statements and Accounting for Investments in Subsidiaries,”

•	IAS No. 28, “Investments in Associates,”

•	IAS No. 31, “Interests in Joint Ventures,”

•	IAS No. 32, “Financial Instruments: Disclosure and Presentation (revised 2003),”

•	IAS No. 33, “Earnings per Share,”

•	IAS No. 39, “Financial Instruments: Recognition and Measurement,”

•	IAS No. 40, “Investment Property,”

•	IFRS No.2, “Share-based Payment,”

•	IFRS No.3 “Business Combinations,” and

•	IFRS No.4 “Insurance Contracts.”

The withdrawn standard was IAS No. 15, “Information Reflecting the Effects of Changing Prices.”

The revised standards also superseded the Standing Interpretations Committee’s standards: SIC 1 “Consistency - Different Cost Formulas for Inventories,” SIC 2 “Consistency - Capitalization of Borrowing Costs,” SIC 3 “Elimination of Unrealised Profits and Losses on Transactions with Associates,” SIC 5 “Classification of Financial Instruments - Contingent Settlement Provisions,” SIC 6 “Costs of Modifying Existing Software,” SIC 11 “Foreign Exchange - Capitalisation of Losses Resulting from Severe Currency Devaluations,” SIC 14 “Property, Plant and Equipment - Compensation for the Impairment or Loss of Items,” SIC 16 “Share Capital - Reacquired Own Equity Instruments (Treasury Shares),” SIC 17 “Equity - Costs of an Equity Transaction,” SIC 18 “Consistency - Alternative Methods,” SIC 19 “Reporting Currency - Measurement and Presentation of Financial Statements under IAS 21 and IAS 29,” SIC 20 “Equity Accounting Method - Recognition of Losses,” SIC 23 “Property, Plant and Equipment - Major Inspection or Overhaul Costs,” SIC 24 “Earnings Per Share - Financial Instruments that May Be Settled in Shares,” SIC 30 “Reporting Currency - Translation from Measurement Currency to Presentation Currency,” and SIC 33 “Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interest.”

In March 2004, the International Accounting Standards Board, or the IASB, issued IFRS No. 5, “Non-current Assets Held for Sale and Discontinued Operations.” IFRS No. 5 sets out requirements for the classification, measurement and presentation of non-current assets and disposal groups classified as held for sale and discontinued operations.

IFRS No. 5 requires assets or disposal groups that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet. In addition, IFRS No. 5 withdraws IAS No. 35, “Discontinuing Operations,” and replaces it with a requirement that operations forming a major line of business or area of geographical operations are required to be classified as discontinued when the assets in the operations are classified as held for sale or when the entity has disposed of the operation. IFRS No. 5 specifies that the results of discontinued operations are to be shown separately on the face of the income statement and requires an entity to re-represent respective amounts for prior periods presented in the financial statements so that this presentation relates to all operations that have been classified as discontinued by the latest balance sheet date. IFRS No. 5 also requires certain disclosures in respect to assets and disposal groups classified as held for sale and discontinued operations.

Entities are required to apply the requirements of IFRS No. 5 for annual periods beginning on or after January 1, 2005, with earlier application encouraged. We have adopted the provisions of IFRS No. 5 and applied them to the financial statements for the year ended December 31, 2003. In connection with the adoption of provisions of IFRS No. 5, we have adopted certain amendments to IAS and IFRS, which are directly affected by the new requirements.

In December 2003 the IASB published revised International Accounting Standard No. 33 (IAS No.33), “Earnings per share.” IAS No. 33, as revised, requires the application of the “two-class method” to determine earnings applicable to ordinary shareholders, the amount of which is used as a nominator to calculate earnings per ordinary share. The application of the “two-class method” requires that the profit or loss after deducting preferred dividends is allocated to ordinary shares and other participating equity instruments to the extent that each instrument shares in earnings as if all of the profit or loss for the period had been distributed. The total profit or loss allocated to each class of equity instrument is determined by adding together the amount allocated for dividends and the amount allocated for a participation feature. We have early adopted provisions of IAS No. 33 and applied them to the financial statements for the year ended December 31, 2004, and retrospectively restated the amounts reported earlier for 2003 and 2002.

IAS No. 16, as revised, would require annual revision of residual value, useful life and depreciation method applied to an asset. We have a significant amount of fully depreciated assets. We will reconsider useful life of property, plant and equipment when applying the revised standard. We are currently in the process of assessing the potential impact this standard may have on useful lives adopted by us, and accordingly, our results of operations. Any changes in residual value, useful life and depreciation method applied to an asset will be accounted for as a change in accounting estimate in accordance with IAS No. 8.

Except for the matters disclosed in preceding paragraphs, the adoption of the changes introduced by these revised standards is not expected to have a material impact on our results of operations, financial position and cash flows.

On December 16, 2004, an amendment to IAS 19 “Employee Benefits” was issued. Previously, IAS 19 required actuarial gains and losses to be recognized in profit or loss, either in the period in which they occur or spread over the service lives of the employees. Under the amendment, entities that at present spread the gains and losses are not required to change their approach, but are now free to choose to do so and recognize actuarial gains and losses in full in the period in which they occur, outside profit or loss. The amendment also (a) specifies how group entities should account for defined benefit group plans in their separate or individual financial statements and (b) requires additional disclosures. The amended standard will be effective for annual periods beginning on or after January 1, 2006. We are currently evaluating the impact of this interpretation on our results of operations, financial position and cash flows and are in the process of developing an implementation strategy.

On May 27, 2004, the International Financial Reporting Interpretations Committee published IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities.” IFRIC 1 contains guidance on accounting for changes in decommissioning, restoration and similar liabilities that have previously been recognized both as part of the cost of an item of property, plant and equipment under IAS 16 and as a provision under IAS 37. The interpretation addresses subsequent changes to the amount of the provision that may arise from (a) a revision in the timing or amount of the estimated decommissioning or restoration costs or from (b) a change in the current market-based discount rate. IFRIC 1 is effective for annual periods beginning on or after September 1, 2004. We are currently evaluating the impact of this interpretation on ours results of operations, financial position and cash flows and are in the process of developing an implementation strategy.

On November 11, 2004, an amendment to SIC-12 “Consolidation - Special Purpose Entities” was published. The amendment removes the scope exclusion in SIC-12 for equity compensation plans. The amendment also amends the scope exclusion in SIC-12 for post-employment benefit plans to include other long-term employee benefit plans, to ensure consistency with the requirements of IAS 19. The amendment is effective for annual periods beginning on or after January 1, 2005. We are currently evaluating the impact of new standard on our results of operations, financial position and cash flows and are in the process of developing an implementation strategy.

On November 25, 2004, IFRIC 2 “Members’ Shares in Co-operative Entities and Similar Instruments” was released, giving guidance on the classification of members’ shares in co-operative entities either as financial liabilities or as equity. On December 2, 2004, IFRIC 3 “Emission Rights” and IFRIC 4 “Determining whether an Arrangement contains a Lease” were released. IFRIC 3 specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. IFRIC 4 gives guidance on determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with IAS 17 “Leases.” On December 16, 2004, IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds” was issued. IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning plant or equipment or in undertaking environmental restoration or rehabilitation. IFRIC 2, IFRIC 3 and IFRICs 4 and 5 are effective for annual periods beginning on or after January 1, 2005, March 1, 2005 and January 1, 2006, respectively, with earlier adoption encouraged. We are currently evaluating the impact of these standards on our results of operations, financial position and cash flows and are in the process of developing an implementation strategy.

U.S. GAAP

We adopted the provisions of Emerging Issues Task Force Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” For multiple element arrangements entered into after December 31, 2003, EITF 00-21 addresses a vendor’s accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The adoption of EITF 00-21 did not have a material impact on our results of operations, financial position or cash flows.

We adopted the provisions of Emerging Issues Task Force Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease” for arrangements entered into after December 31, 2003. EITF 01-8 addresses how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, “Accounting for Leases,” and requires lease accounting for contractual arrangements that explicitly or implicitly convey the right to use (or control the use of) specific property, plant or equipment. The adoption of EITF 01-8 did not have a material impact on our results of operations, financial position or cash flows.

We adopted the remaining transitional provisions of the Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“VIEs”), to all entities that existed prior to February 1, 2003. This interpretation changed the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities. Under FIN 46R, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its “variable interests” (i.e., the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE’s assets and liabilities).

We hold variable interests in VIEs where we are not the primary beneficiary and which are not significant either individually or in the aggregate. There were no VIEs created after January 31, 2003, which would require immediate application of FIN 46R.

In December 2003, FASB Statement No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106” was issued. It does not change the measurement and recognition provisions of FAS 87, 88 and 106 or the disclosure requirements of the original FAS 132, which it replaces. FAS 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. For foreign plans, FAS 132(R) is effective for years ending after June 15, 2004.

In November 2004, FASB Statement No. 151 “Inventory Costs - an amendment of ARB No. 43, Chapter 4” (FAS 151) was issued. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. FAS 151 should be applied prospectively.

In December 2004, FASB Statement No. 153 “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” was issued. FAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. FAS 153 should be applied prospectively.

In March 2004, the Emerging Issues Task Force within FASB reached a consensus on Issue No. 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The issue is to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of FASB Statement No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” The impairment methodology for investments accounted for under the equity method is predicated on the notion of other-than-temporary. The taskforce reached a consensus that the application guidance in EITF 03-1 should be used in determining when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of the impairment. EITF 03-1 was effective for other-than-temporary impairment evaluation made in reporting periods beginning after June 15, 2004. The Board has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1.

In March 2004, the EITF reached a consensus on EITF Issue 03-16, “Accounting for Investments in Limited Liability Companies.” EITF 03-16 provides guidance about when to account for an investment in a limited liability company that maintains a specific ownership account for each investor using the cost method or the equity method of accounting. EITF 03-16 applies to all investments in LLCs and is effective for reporting periods beginning after June 15, 2004.

In July 2004, the EITF reached a consensus on EITF Issue 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. The provisions of EITF 02-14 are effective for the first reporting period beginning after September 15, 2004. The effects of the adoption of EITF 02-14, if any, is to be presented as the cumulative effect of a change in accounting principle.

The adoption of the following new or revised standards and interpretations is not expected to have a material impact on our results of operations, financial position and cash flows:

•	FASB Statement No. 123 (revised 2004) “Share-Based Payment,”

•	FASB Statement No. 152 “Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67,”

•	EITF Issue 04-1, “Accounting for Pre-existing Relationships between the Parties to a Business Combination.”

B. Liquidity and Capital Resources

Our principal sources of funds historically have been cash flows from our operating activities and vendor financing arrangements related to capital expenditures. Our operating activities generated net cash of RUR 7,754 million in 2004 and RUR 2,075 million in 2003. Net of discontinued operations, operating activities generated RUR 9,437 million in 2003. Certain of our vendor financing arrangements were secured by property, plant and equipment. As of December 31, 2004, approximately 5% of our total property, plant and equipment were pledged to secure such financing.

We expect to continue financing a significant portion of our capital expenditures from internal sources, such as cash from operations, and to raise the remaining amounts through external sources, including bank financing. There can be no assurance, however, that such external financing will be available to us on commercially acceptable terms.

Management believes that cash flows generated from operations in 2005 and 2006 will be sufficient to finance our working capital needs and to repay our existing obligations as they become due.

Our outstanding indebtedness, including loans related to vendor financing and credit agreements, decreased by RUR 1,689 million, or 47%, to RUR 1,884 million as of December 31, 2004 from RUR 3,573 million as of December 31, 2003. Of our outstanding indebtedness as of December 31, 2004, RUR 1,107 million was due within one year and RUR 777 million was due between one and five years.

As of December 31, 2004, all of our interest bearing loans were denominated in foreign currencies, as compared to 82% in 2003. The amount available for drawing under our credit agreements as of December 31, 2004 was JPY 281.48 million. The large majority of our borrowings were used to acquire telecommunications equipment. Of the total foreign currency denominated borrowings:

•	77% were denominated in U.S. dollars,

•	10% were denominated in Japanese yen, and

•	13% were denominated in euros.

Between January 1, 2005 and June 27, 2005, the Russian ruble decreased in value as compared to the U.S. dollar by 3.6%, increased in value as compared to the Japanese yen by approximately 1.7%, and as compared to the euro by 8.7%, and this has decreased the ruble carrying value of our foreign currency borrowings by approximately RUR 26.4 million or approximately 1.4% of our total debt. However, any devaluation would both increase our effective cost of borrowing and make it more difficult to incur additional indebtedness and repay or re-finance existing indebtedness.

The weighted average interest rate of our loans was 6.1% and 6.3% as of December 31, 2004 and 2003, respectively. We do not use any financial instruments to hedge against our exposure to fluctuations in interest and foreign exchange rates.

The maturity profile of our interest bearing loans, their currency and the interest rate structure is set forth in Note 18 to the accompanying consolidated financial statements. The summarized maturity profile of our interest bearing loans and other borrowings as of December 31, 2004 is presented below (in RUR million):

Maturity	2004

Current portion of interest bearing loans and borrowings	1,107
Between one to two years	570
Between two to three years	109
Between three to four years	72
Between four to five years	26
Non-current portion of interest bearing loans	777
Total interest bearing loans and borrowings	1,884

Liquidity

As of December 31, 2004 and 2003, we had total cash and cash equivalents of RUR 1,255 million and RUR 2,529 million, respectively. In addition, as of December 31, 2004, we had short-term investments of RUR 8,150 million. As of December 31, 2004, we had unused availability under our credit facilities to draw another RUR 75 million.

For details of external financing see Note 18 to the consolidated financial statements.

As of December 31, 2004, we had working capital of RUR 9,366 million compared to working capital of RUR 5,515 million as of December 31, 2003. The increase in working capital was primarily attributable to the large increase in short-term investments and a decrease in short-term debt. Our short-term investments were primarily comprised of liquid bills of exchange and short-term deposits. We invest temporarily available funds in liquid bills of exchange issued by various Russian companies maturing within 12 months after the balance sheet date or with no fixed maturity, which we plan to sell during the following year. See Note 13 to the consolidated financial statements.

Loans and Borrowings

We made significant investments in the development of our telecommunications network during the 1990s. These investments were largely financed through a number of credit arrangements we entered into with third parties. We subsequently decreased our external indebtedness in 2004 and 2003, in particular, through the repayment of the following loans:

•	A RUR 695 million credit agreement with RTDC. During 2004, the loan has been assigned from RTDC to other parties. We repaid this loan in full in April 2004.

•	A DEM 9.35 million (EUR 4.78 million) credit agreement entered into with Vnesheconombank in March 1996 for the purpose of purchasing transmission systems. We repaid this loan in full in February 2003.

•	A RUR 850 million credit agreement entered into with Sberbank in April 1999 for the purpose of purchasing telecommunications equipment. We repaid this loan in full in December 2003.

As of December 31, 2004, the total amount of interest bearing loans outstanding was RUR 1,884 million compared with RUR 3,573 million as of December 31, 2003.

There are no affirmative or negative covenants (including financial covenants) contained in our current loan agreements. We do not utilize financial instruments to hedge against our exposure to fluctuations in interest and foreign exchange rates.

U.S. Dollar Denominated Loans

•
We issued promissory notes in the amount of US$98.57 million to Alfa-bank in 2003 in connection with the restructuring of our JPY debt to Vnesheconombank. The promissory notes to Alfa-Bank are repayable within 36 months in six semi-annual installments, beginning from December 2003, and bear interest of 5.94% per annum. As of December 31, 2004, the outstanding amount of the loan was US$48.57 million (RUR 1,348 million). See “Item 10. Additional Information - C. Material Contracts - Restructuring of Our Obligations to Vnesheconombank” and Note 24 to the consolidated financial statements included elsewhere in this annual report for additional information.

68

•
We entered into a US$2.66 million credit agreement with the Japanese Bank for International Cooperation (JBIC) in March 2004 to finance the purchase of equipment for the reconstruction of the Tyumen-Surgut microwave line. The maximum amount of the credit line is US$2.66 million, of which US$1.60 million (Tranche A) is provided by JBIC and US$1.06 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 4.67% and LIBOR plus 0.55%, respectively. The loan is repayable in semi-annual installments up to October 2008. As of December 31, 2004, the outstanding amount of the loan was US$2.66 million (RUR 74 million).

•
We entered into a US$40.8 million credit agreement with Sumitomo Corporation in March 1997. The loan is secured by the equipment purchased with the loan proceeds and by cash balances deposited in designated escrow accounts. The loan is repayable in quarterly instalments with the final payment due not later than July 2005. The interest rate is LIBOR plus 3.2%. The purpose of the loan was to finance construction of the Novosibirsk-Khabarovsk FOL. As of December 31, 2004, the outstanding amount of the loan was US$1.27 million (RUR 35 million).

Japanese Yen Denominated Loans

•
We entered into a credit facility with Vneshtorgbank for a maximum amount of JPY 880.13 million open through February 25, 2005. The facility bears annual interest of 5.75%. To secure the debt, we pledged the telecommunication equipment purchased with the credit line proceeds. The final payment date on this credit line is to be not later than February 26, 2007. As of December 31, 2004, the amount outstanding under this facility was JPY 628.66 million (RUR 168 million).

•
We entered into a credit facility with Vneshtorgbank for a maximum amount of JPY 105 million open through February 25, 2005. The facility bears annual interest of 5.75%. To secure the debt, we pledged the telecommunication equipment purchased with the credit line proceeds. The final payment date on this credit line is to be not later than February 26, 2007. As of December 31, 2004, the outstanding amount of the loan, including interest, was JPY 74.99 million (RUR 20 million).

Euro Denominated Loans

•
We entered into a credit facility with ING BHF-BANK in April 2004 for a credit line of up to EUR 7 million, payable up to 2009 in equal semi-annual installments and bearing interest of EURIBOR plus 0.875% per annum. The loan was taken for the purchase of equipment to be used in the re-construction of the Novosibirsk – Khabarovsk FOL. As of December 31, 2004, the outstanding amount of the loan was EUR 6.33 million (RUR 239 million).

Cash Flows

A summary of our cash flows is presented below (in RUR million):

	Year ended December 31,

	2004	2003	2002

Net cash provided by operating activities	7,754	2,075	5,713
Net cash used in investing activities	(6,053)	(6,640)	(3,501)
Including purchase of property, plant and equipment	(4,502)	(3,328)	(2,281)
Net cash provided by (used in) financing activities	(2,967)	3,486	(411)

Net cash provided by operating activities amounted to RUR 7,754 million in 2004 as compared to RUR 2,075 million in 2003. The principal reason behind the increase in positive operations cash flow was the discontinuation of our leasing and banking and investing segments, the increase of our net income before tax, the decrease in accounts receivable and the increase in accounts payable.

Net cash used in investing activities during 2004 decreased by RUR 587 million, or 9%, compared to 2003, primarily due to the repayment of lease obligations of RUR 3,520 million in 2003, as compared to RUR 520 million in 2004. This increase was partly offset by an increase in payments for acquired property, plant and equipment by RUR 1,174 million and increase in net cash outflow from the purchase and sale of short-term investments by RUR 1,996 million. Our 2004 capital expenditures amounted to RUR 4,502 million, representing growth of 35% over 2003.

Net cash used in financing activities amounted to RUR 2,967 million in 2004 and net cash provided by financing activities amounted to RUR 3,486 million in 2003, primarily due to a drawdown of loans by RTC-Leasing in 2003. The net effect of discontinued operations on cash flows for the year ended December 31, 2003 was as follows:

Cash flows from discontinued operations:	2003

Net cash used in operating activities	(7,362)
Net cash used in investing activities	(2,380)
Net cash provided by financing activities	7,011

Restrictions on Dividend Distribution

Russian legislation identifies the limit for dividend distributions as the amount of retained earnings as set forth in our statutory accounts and as mandated by the statutory accounting rules. Our statutory retained earnings as of December 31, 2004 amounted to RUR 20,670 million. Although the Joint Stock Companies Law amended in 2002 allows quarterly dividend payments, we have thus far declared annual dividends only. See “Item 10. Additional Information - B. Description of Charter Capital and Certain Requirements of Russian Legislation - Description of Charter Capital.”

Capital Expenditures

Our capital expenditure program, approved by the Board of Directors, projects capital expenditures of approximately RUR 7.3 billion for the year ending December 31, 2005, compared to capital expenditures of RUR 4.8 billion in 2004, which is expected to be funded by cash from operations and external financing. For additional information regarding our capital expenditures and the major projects we will undertake in 2005 and subsequent years, see “Item 4. Information on the Company - A. History and Development - Investment Policy Highlights - Capital Expenditures - Main directions of development in 2005 and beyond.”

Credit Rating Discussion

Our credit ratings impact our ability to obtain short- and long-term financing, and the cost of such financing. In determining our credit ratings, the rating agencies consider a number of factors, including our operating cash flows, total debt outstanding, commitments, interest requirements, liquidity needs and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry and our position within the industry. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently.

Our credit rating as of the date of this annual report is as follows:

Rating Agency	Long-Term Debt Rating	Outlook/Watch

Standard & Poor’s(1)	B+	Stable

(1)       Rated on February 7, 2005.

None of our existing indebtedness has any triggers related to our credit ratings.

C.  Research and Development, Patents and Licenses

Research and Development

We are involved in research and development through our technical development program, pursuant to which we work with several research and development organizations. The aims of our technical development program are:

•	to increase our revenues from telecommunications services;

•	to expand the capacity of our existing telecommunications network and to ensure improved quality of the telecommunications services provided; and

•	to develop data transfer facilities and alarm systems in order to increase the range of services provided and allow subscribers to manage the network functions of data transfer independently.

We did not incur any research and development expenses for the year ended December 31, 2004. Our research and development expenses amounted to RUR 65 million and RUR 102 million for the years ended December 31, 2003 and 2002, respectively.

Trademarks

On April 10, 1995, we registered our trademark with Rospatent, a government register of patents and trademarks:

As a result of our merger with MMT, we also obtained the following trademark registered by MMT in 2000:

Licenses

Substantially all of our revenues are derived from operations conducted pursuant to licenses. These licenses have scheduled expiration dates ranging from 2005 to 2015. We have no reason to believe that the licenses will not be renewed or that any license will be suspended or terminated.

The following table summarizes the terms of our principal telecommunications licenses:

License Number	Types of Services	Territory	Date Issued	Expiration Date

29777	DLD and ILD Communications	Russian Federation	December 11, 2003	December 11, 2013
29778	Channel Leasing	Russian Federation	December 11, 2003	December 11, 2013
8701	Local Telephone Communications	5 republics, 32 regions, 3 areas and 1 autonomous region of the Russian Federation	October 17, 1997	November 01, 2005
31540	TV and Radio Broadcasting	34 regions of the Russian Federation	April 26, 2005	April 26, 2015
3226	Telematic Services	Russian Federation	May 15, 1997	May 15, 2007
3227	Data Transmission Services	Russian Federation	May 15, 1997	May 15, 2007
27895	Telegraph Communication Services	Russian Federation	September 05, 2003	September 05, 2008
3136	Cellular Telecommunications Services in the 900MHz Bandwidth	Novosibirsk Region	August 16, 1996	October 1, 2006
3137	Cellular Telecommunications Services in the 900MHz Bandwidth	Khabarovsk Region	August 16, 1996	October 1, 2006
3138	Cellular Telecommunications Services in the 900MHz Bandwidth	Amur Region	August 16, 1996	October 1, 2006

Pursuant to License No. 29777, we are authorized to provide the following public switch network communications services: long-distance and international telephone communications and telephone communications with the use of the intelligent communications network (ICN) of the licensee. The capacity of the licensee’s ICN at the end of the term of the license should be not less than 85,000 simultaneous calls.

Pursuant to License No. 29778, we are authorized to provide customers with local, long-distance and international channels and routes, as well as physical circuits for transmitting telecommunications signals. Under the license, the total number of allocated voice frequency channels (main digital channels), including those included into digital routes, should be not less than 100,000.

Pursuant to License No. 8701, we are authorized to use 109,570 telephone numbers throughout the local telephone network. This license requires us to provide local telephone services to all categories of users subject to technical capability.

Pursuant to License No. 31540, we are authorized to provide services for broadcasting television and radio programs and ancillary information in Russia.

Pursuant to Licenses No. 3226 and No. 3227, we are authorized to provide telematic and data transmission services to our customers. Under the terms of these licenses, we are required to develop network capacity to provide telematic and data transmission services to at least 100,000 subscribers by the expiration date of such licenses.

Pursuant to License No. 3136, we are authorized to provide Global System for Mobile Communications (GSM) cellular telecommunications services in the 900 MHz bandwidth in the territory of the Novosibirsk Region. By December 31, 2006, the network capacity is required to be at least 12,300 numbers with 7% coverage of the territory.

Pursuant to License No. 3137, we are authorized to provide GSM cellular telecommunications services in the 900 MHz bandwidth in the territory of the Khabarovsk area. By December 31, 2006, the network capacity is required to be at least 11,000 numbers with 7% coverage of the territory.

Pursuant to License No. 3138, we are authorized to provide GSM cellular telecommunications services in the 900 MHz bandwidth in the territory of the Amur Region. By December 31, 2006, the network capacity is required to be at least 7,000 numbers with 7% coverage of the territory.

We presently do not have plans to use licenses Nos. 3136, 3137 and 3138.

Pursuant to License No. 27895, we are authorized to provide telegraph services, including the passing and processing of international and long-distance telegraph traffic and to provide AT/Telex network services.

Under the terms of our licenses, except in the case of local telephone communications services, we may refuse to provide all other types of our services to customers where: (i) the provision of such services may endanger the national security and defense system; (ii) the provision of such services is precluded by any physical, topographical or other natural circumstance; (iii) the customer does not agree with the terms and conditions on which such services are provided or does not make timely payments for the services; and (iv) the customer uses or intends to use the communications equipment for unlawful purposes or uses communications channels, trunks and equipment in violation of the technical rules of the suggested services under our licenses or uses equipment which is not certified by the Ministry of Communications.

D.  Trend information

While planning our future activity, we rely on the existing trends within the telecommunications industry in Russia while also endeavoring to take into account the possibility of future structural and regulatory changes resulting from the introduction of the new DLD/ILD regulatory regime.

We believe that optimizing our tariff structure is a key element necessary for increasing the competitiveness of our DLD/ILD services and revenues derived from the regional Russian markets. In 2004, we continued our efforts to optimize our tariffs for our various categories of customers. In particular, we adjusted tariffs for outgoing international calls made by IRC subscribers to eliminate the disparity between corporate and individual user tariffs and between weekday and weekend tariffs. We also began to offer more flexible tariffs for alternative operators using our network. Due to the fact that DLD/ILD traffic originated by alternative operators grew by 40% in 2004, our revenues generated from alternative operators from throughput services grew by 44%.

In general, DLD/ILD traffic generated by Russian operators increased in 2004 by 14%, and our revenues derived from the transit of such traffic increased by 42.8%. Excluding the effects of the new settlement system introduced in August 2003, revenues grew by 21%.

We continued to decrease the settlement rates imposed on international operators for the termination of incoming traffic in 2004 in order to bring the rates closer to a competitive market level. This, in turn, resulted in a 20% increase of incoming international traffic and in the stabilization of the structure of revenues generated from international operators. We expect continued growth in the level of incoming international traffic in 2005.

In the Moscow end-customer market, we focused our efforts on improving the quality and efficiency of our services in 2004 and sought to stabilize our revenues in this segment amidst increasing competition from alternative operators. Our revenues derived from DLD/ILD calls generated by Moscow subscribers increased by 1.1% in 2004 against a 0.2% drop in traffic.

We continued the development of our modern flexible multiplexer network with the aim of increasing our revenues from the leasing of digital channels. In 2004, we commissioned the third phase of this network covering 30 Russian cities. The expansion of the network, combined with our marketing efforts to promote our channel leasing services, led to the increase of our revenues from such services by 68.7% in 2004, and we expect that the growth in revenues will continue in 2005.

In addition to the active promotion of our Intelligent Network Service, we developed and launched new value-added services in 2004, which resulted in a 195% increase in our revenues from such services. We expect that the growth in revenues from value-added services will continue in 2005. See “Item 4. Information on the Company - B. Business Overview - Services - Additional and New Services” for a description of the value-added services we offer.

Our future operations may be substantially impacted by the regulatory reforms that have been and will continue to be enacted with respect to the DLD/ILD telecommunications services market. The substantial gaps that remain in the new regulatory regime, coupled with an absence of interpretive guidance relating to the new regulations, make it difficult to assess how the liberalization program will impact our business, financial condition and results of operations. However, apart from intensifying the competition in the DLD/ILD services market, we expect that liberalization will create new opportunities for the development of our business and to access new markets. In particular, we expect that the market reforms will eventually enable us to provide our services directly to end-users throughout Russia.

See “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Business - Implementation of the new Federal Law on Communications, or the Communications Law, will cause us to lose our monopoly position in the Russian long distance telecommunications market and impose an additional financial burden on us which may materially and adversely affect our business, financial condition and results of operations” and “Item 4. Information on the Company - B. Business Overview - The Telecommunications Industry in Russia - Liberalization of the Russian Telecommunications Market” for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations.

In 2005, we plan to continue our activity in all of our existing business segments and to prepare for our entry into new telecommunications services markets, including the Europe-Asia non-switched traffic transit market.

E.   Off-Balance Sheet Arrangements

As of December 31, 2004, we did not have any off-balance sheet arrangements.

F.   Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual principal maturities of our debt, including our current portion, and purchase obligations, each as of December 31, 2004. We expect to meet our contractual obligation payment requirements with cash flows from operations.

		Payments due by period (RUR in millions)

	Total	Prior to December 31, 2005	Prior to December 31, 2006	Prior to December 31, 2007	Prior to December 31, 2008	Prior to December 31, 2009	After December 31, 2009

Contractual obligations	4,290	3,744	410	51	30	12	43
Constructive obligations	174	174	—	—	—	—	—
Loans and borrowings	1,884	1,107	570	109	72	26	—
Interest payable	126	88	38	—	—	—	—
Total	6,474	4,939	1,018	160	102	38	43

We estimate our payments in 2005 under pension plans and interest payments on debt in amounts of RUR 100 million and 153 million, respectively.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

We are governed by (i) our Board of Directors, (ii) our Management Board  and (iii) other executive officers not serving on the Management Board. Pursuant to our corporate documents, members of the Board of Directors are responsible for our strategic development while the Management Board is responsible for implementing such strategies and our overall management. There are no service contracts between us and members of our Board of Directors. There are no family relationships between any of the members of the Board of Directors and the Management Board members.

Board of Directors

As of the date of this annual report, the Board of Directors consisted of the following persons:

Name	Year of Birth

Stanislav P. Avdiyants	1946
Yevgeny A. Chechelnitsky	1973
Valery V. Degtyarev	1957
Alexander N. Kiselev	1962
Sergey I. Kuznetsov	1953
Irina M. Ragozina	1950
Mikhail V. Slipenchouk	1965
Vitaly A. Slizen	1970
Natalia A. Terentyeva	1974
Valery N. Yashin(1)	1941
Dmitry Ye. Yerokhin(2)	1950

(1)        Chairman of our Board of Directors.

(2)        Also our General Director and Chairman of our Management Board.

Stanislav P. Avdiyants  has been a member of our Board of Directors since June 30, 2001. Mr. Avdiyants has worked for Svyazinvest since 1998 and currently serves as the Executive Director - Director of Economic and Tariff Policies for Svyazinvest. He also serves on the boards of directors of OJSC CenterTelecom and OJSC Southern Telecommunications Company. He graduated from the Tashkent Electric Engineering Institute with a diploma in Telecommunications. As of the date of this annual report, Mr. Avdiyants owned 1,100 of our ordinary shares and 6,800 of our preferred shares.

Yevgeny A. Chechelnitsky  has been a member of our Board of Directors since June 25, 2005. Since 2004, he has served as Deputy Head of the Federal Service on Oversight in the Sector of Communications. From 2000 to 2004, he served as Deputy Head of the Department of Economic and Investment Policies of the Ministry of Information Technologies and Communications. Mr. Chechelnitsky graduated from the St. Petersburg State University of Economics and Finance.

Valery  V.  Degtyarev  has been a member of our Board of Directors since June 26, 2004. Since 2001, he has served as General Director of OJSC Professional TeleCommunications. Mr. Degtyarev also serves on the boards of directors of OJSC Professional TeleCommunications, OJSC Dalsvyaz and CJSC Radiotel. Mr. Degtyarev graduated from the Omsk Institute of Railway Transport with a degree in Engineering Science. In 2000, he graduated from the Department of Economics and National Economy Management of the St. Petersburg State University of Economics and Finance with a degree in Economics.

Alexander N. Kiselev  has been a member of our Board of Directors since June 25, 2005. Since December 2004, he has served as Undersecretary of the Minister for Information Technologies and Communications of the Russian Federation. From 2000 to 2004, he served as Deputy and then as First Deputy Minister for Information Technologies and Communications. Mr. Kiselev also serves as chairman of the board of directors of OJSC CB Svyaz-Bank. Mr. Kiselev graduated from the Eastern Studies Faculty of the St. Petersburg State University (formerly Leningrad State University).

Sergey I. Kuznetsov  has been a member of our Board of Directors since June 25, 2005. Since 2004, he has served as First Deputy General Director of Svyazinvest. From November 2003 to 2004, he served as General Director and chairman of the management board of OJSC North-West Telecom. From 2001 to November 2003, he held the position of our General Director and Chairman of our Management Board. From 1998 to 2001, Mr. Kuznetsov served as General Director of CJSC PeterStar, and from 1995 to 1998, he was the General Director of OJSC Telecominvest. He also serves on the management board of Svyazinvest and on the boards of directors of OJSC CB Svyaz-Bank and OJSC Telecominvest. Mr. Kuznetsov graduated from North-West Polytechnic Institute and has studied business administration at Columbia University and Fuqua Business School at Duke University.

Irina M. Ragozina  has been a member of our Board of Directors since June 1, 2002. From 1997 to 1999, she served as the Head of the Securities Service for Svyazinvest. Since 1999, she has served as Director of the Corporate Governance Department of Svyazinvest. Ms. Ragozina also serves as a member of the boards of directors of OJSC North-West Telecom and OJSC MGTS. Ms. Ragozina graduated from the Moscow Electric Engineering Institute of Communications with a diploma in Engineering and Economics.

Mikhail V. Slipenchouk  has been a member of our Board of Directors since June 1, 2002. Since 1998, he has served as General Director of LLC Metropol Investment Financial Company. He also serves as a member of the board of directors of LLC Metropol, as chairman of the board of directors of OJSC Electroistochnik, as the General Director of LLC Varna-95 and LLC Donskaya 13 and as a member of the Moscow Stock Exchange Board. Mr. Slipenchouk graduated from the Geography Department of Moscow State University.

Vitaly A. Slizen  has been a member of our Board of Directors since June 25, 2005. Since 2004, he has served as Director of the Department for State Policy on Information and Communication Technologies of the Ministry of Information Technologies and Communications. From 2001 to 2004, he served as First Deputy General Director of OJSC MTT. From 1998 to 2001, he worked as Director of the Fixed Communications Department of OJSC Telecominvest. Mr. Slizen graduated from the St. Petersburg Military Engineers Institute named after A. Mozhaisky.

Natalia A. Terentyeva  has been a member of our Board of Directors since June 25, 2005. Since 2005, she has served as Risk Manager of OJSC Wimm-Bill-Dann Foods. From 2002 to 2004, she served as Financial Controller of CJSC TC Wimm-Bill-Dann. From 1998 to 2002, she worked in the audit department of KPMG. Ms. Terentyeva graduated from Plekhanov Russian Academy of Economics and also holds an ACCA certificate.

Valery N. Yashin  has been Chairman of our Board of Directors since November 18, 2000. From 1993 to 1999, Mr. Yashin held the position of General Director of OJSC St. Petersburg Telephone Communications. Since 1999, he has served as the General Director and Chairman of the Management Board of Svyazinvest. Mr. Yashin also serves on the board of directors of OJSC MGTS and as chairman of the boards of directors of CJSC St. Petersburg Payphones, OJSC Telecominvest, OJSC CenterTelecom, OJSC RTComm.RU, OJSC National Payphones Network and OJSC North-West Telecom. He is also chairman of the council of NPF Telecom-Soyuz, a council member of the non-profit partnership Center of Studies for Communications Development Problems, a member of the Management Board of the Russian Fund for History of Communications and a member of the board of directors of CJSC Football Club Zenit. Mr. Yashin graduated from the Leningrad Electric Engineering Institute of Communications with a diploma in Communications Engineering.

Dmitry Ye. Yerokhin  has been a member of our Board of Directors since June 26, 2004 and has served as our General Director since November 2003. For additional information, see “Management Board” below.

Management Board

As of the date of this annual report, our Management Board consisted of the following persons:

Name	Position	Year of Birth

Sergey L. Akopov	Deputy General Director - Administrative Director of Rostelecom	1953
Konstantin V. Belyaev	Deputy General Director of Svyazinvest	1968
Andrey A. Gaiduk	Deputy General Director – Finance Director of Rostelecom	1973
Dmitry M. Gurevich	Deputy General Director - Director for Project Management of Rostelecom	1971
Vadim Y. Izotov	Deputy General Director - Chief Information Officer of Rostelecom	1968
Igor A. Kalugin	First Deputy General Director of Rostelecom - Director of Rostelecom’s branch MMT	1964
Alexander A. Lutsky	Chief Accountant of Rostelecom	1972
Vladimir K. Mironov	Deputy General Director of Rostelecom	1956
Galina V. Rysakova	Deputy General Director - Director for Organizational Development and HR of Rostelecom	1967
Dmitry V. Sigalov	Deputy General Director for Legal Affairs of Rostelecom	1973
Andrey A. Shlyapnikov	Deputy General Director for Business Development of Rostelecom	1951
Vladimir V. Terekhov	First Deputy General Director of Rostelecom	1958
Dmitry Ye. Yerokhin(1)	General Director of Rostelecom, Chairman of the Management Board	1950

(1)	Also a member of our Board of Directors.

Sergey L. Akopov  has served as our Deputy General Director - Administrative Director since February 2003. From 1977 to 1998, Mr. Akopov served as a radio operator, and then as an economic manager, at the Baltic Shipping Company in St. Petersburg. He joined CJSC PeterStar in 2000. From April 2001, Mr. Akopov held the positions of manager, deputy administrative director and administrative director at CJSC Petersburg Transit Telecom. Mr. Akopov graduated from Leningrad Maritime School of the Ministry of Sea Fleet in 1977 with a radio technician degree.

Konstantin V. Belyaev  has been serving as a Management Board member since June 25, 2005 and as Deputy General Director of Svayzinvest since April 2005. From June 15, 2003 to June 25, 2005, he served as a member of our Audit Commission. From March 2001 to April 2005, he served as the Chief Accountant of Svyazinvest. Prior to 2001, he was the Deputy Chief Accountant and then the Chief Accountant of OJSC Artelecom. Mr. Belyaev holds a degree from the All-Russian Distance Learning Institute of Finance and Economy.

Andrey A. Gaiduk  has served as our Deputy General Director–Finance Director since July 2004. Prior to joining us, Mr. Gaiduk held the position of Chairman of the Management Board of the Russian Industrial Bank since September 2002. From 1998 to 2002, he held several executive positions in the banking industry. Mr. Gaiduk graduated from St. Petersburg University of Economics and Finance in 1995 with a degree in finance.

Dmitry M. Gurevich  has served as our Deputy General Director - Director for Project Management since May 2003. Prior to joining us, Mr. Gurevich worked at joint venture enterprise AT&T St. Petersburg and the St. Petersburg branch of CJSC Lucent Technologies. Mr. Gurevich graduated with honors from Leningrad Electrotechnical Institute of Communications named after Professor Bonch-Bruevich in 1993 with a degree in Radio-Engineering. He received an MBA from St. Petersburg International Institute of Management in 1997 and a Masters Certificate in project management from the George Washington University School of Business and Public Management in the United States.

Vadim Y. Izotov  has served as our Deputy General Director - Chief Information Officer since September 2001. From 1996 to 2001, Mr. Izotov served as a senior engineer, head of a group in the information technologies department and then as a deputy director at North-West GSM. Mr. Izotov graduated from St. Petersburg State Technical University in 1994 with an engineer-system technician degree.

Igor A. Kalugin  has served as First Deputy Director - Director of our Branch MMT since February 2003. Mr. Kalugin has previously held executive positions in a number of telecommunications companies, including CJSC PeterStar and CJSC Petersburg Transit Telecom. Mr. Kalugin graduated from Leningrad Institute of High-Precision Mechanics and Optics in 1989 with a degree in automatics and technical systems. He also received a second higher education degree in economics from St. Petersburg Finance and Economic Institute and a degree in corporate finance from the London School of Economics.

Alexander A. Lutsky  has served as our Chief Accountant since July 2001. In 1996 to 1997, Mr. Lutsky worked as a financial analyst and then as a finance manager at OJSC Telecominvest, and in September 1997, he was appointed the finance director of CJSC Saint-Petersburg Payphones. He joined CJSC Petersburg Transit Telecom in 2000 as a finance director of the company. Mr. Lutsky obtained a degree in economics from St. Petersburg University of Economics and Finance in 1995, and he completed his postgraduate education in 1997.

Vladimir K. Mironov  has served as our Deputy General Director since March 2002. In 2001 to 2002, he served as the director for working conditions and security at CJSC PeterStar. Mr. Mironov graduated from Leningrad Institute of Railway Engineers in 1978 with a degree in railway electrification.

Galina V. Rysakova  has served as our Deputy General Director - Director for Organizational Development and Human Resources since September 2003. From 1989 to 2001, Mrs. Rysakova worked at OJSC International Airport Sheremetyevo, where she consecutively served as a senior engineer, head of a group and head of the human resources department. In December 2001, she joined us as the head of the human resources department. Mrs. Rysakova graduated from the law department of Moscow State University in 1999.

Andrey A. Shlyapnikov  was appointed as our Deputy General Director for Business Development in June 2005. Prior to 2002, he held several positions with Equant, including Regional Manager and Head of the Representative Office in Novosibirsk. From 2002 to 2003, he served as general director of RTComm.RU. From December 2003 to June 2005, he served as our Deputy General Director for Quality Management. Mr. Shlyapnikov holds a degree from Novosibirsk Electrotechnical Institute of Communications. He also completed courses at the Duke University Fuqua School of Business and at Harvard University.

Dmitry V. Sigalov  has served as our Deputy General Director for Legal Affairs since April 2003. In October 1996, he joined OJSC Telecominvest, where he consecutively held the positions of lawyer, deputy head of the legal department and head of the legal department. In December 2002, Mr. Sigalov became an advisor on legal issues to our General Director. Mr. Sigalov graduated St. Petersburg State University in 1996 with a degree in jurisprudence. He continued his studies from 1997 to 2000 in commercial law in the postgraduate department of St. Petersburg University. He holds a degree of candidate of science in law.

Vladimir V. Terekhov  has served as our First Deputy General Director since November 2003. After serving in the armed forces, Mr. Terekhov joined CJSC PeterStar in 1994 as an engineer. He later occupied executive positions in CJSC PeterStar and CJSC Petersburg Transit Telecom. In April 2002, Mr. Terekhov was appointed as our Deputy General Director–Technical Director. Mr. Terekhov also serves on the board of directors of CJSC NTTs Komset. Mr. Terekhov graduated from the Kiev Higher Military Engineering Communications School with a degree in radio communications.

Dmitry Ye. Yerokhin  has served as our General Director since November 2003 and as a member of our Board of Directors since June 26, 2004. In 1997, Mr. Yerokhin served as the head of our branch in Rostov-on-Don, and from October 2001 to November 2003, he served as our First Deputy General Director. Mr. Yerokhin also serves as a member of the boards of directors of CJSC Globalstar - Space Communications and CJSC SK Costars and as chairman of the boards of directors of OJSC MMTS-9 and CJSC MTs NTT. Mr. Yerokhin graduated with honors from Dagestan Polytechnic Institute in 1977 with a degree as an engineer-radio equipment constructor. As of the date of this annual report, Mr. Yerokhin held 3,600 of our preferred shares.

B.  Compensation

The members of our Board of Directors and Management Board were paid a total of RUR 88.3 million by us for all services performed by them during the fiscal year ended December 31, 2004. This amount includes the annual salaries of the members of the Board of Directors and Management Board, as well as other compensation paid in accordance with the internal regulations of the Board of Directors and the Management Board. This amount also includes conditional and deferred salaries and compensations accrued for the year 2004, even if such salaries and compensations are payable at a later date.

Our directors do not receive salaries, bonuses or other payments from us unless they are also Management Board members. However, we pay fees to our directors in accordance with our Regulations on the Board of Directors, which fees are reflected in the table below.

The following table discloses the aggregate amounts of compensation and other amounts paid by us to each member of our Board of Directors for service during the year ended December 31, 2004 on an individual basis:

Name	Compensation (RUR)

Stanislav P. Avdiyants	1,917,151.06
Vadim Y. Belov(3)	1,917,151.06
Yevgeny A. Chechelnitsky(4)	—
Valery V. Degtyarev	768,478.67
Grigory M. Finger(3)	768,478.67
Alexander N. Kiselev(4)	—
Sergey I. Kuznetsov (2)(4)	1,148,672.39
Alexander V. Lopatin (1)(2)	1,148,672.39
Stanislav N. Panchenko(3)	1,917,151.06
Victor A. Polischuk(3)	1,917,151.06
Irina M. Ragozina	1,917,151.06
Mikhail V. Slipenchouk	1,917,151.06
Vitaly A. Slizen(4)	—
Natalia A. Terentyeva(4)	—
Valery N. Yashin	2,492,296.38
Nikolay P. Yemelianov (2)	1,148,672.39
Dmitry Ye. Yerokhin (1)	768,478.67
Yevgeny V. Yurchenko(3)	1,917,151.06

(1)	Also served (or still serves) as a Management Board member. The compensation shown reflects amounts paid to the individual in his capacity as a member of the Board of Directors.

(2)	Ceased to be a member of the Board of Directors as of June 26, 2004 .

(3)	Ceased to be a member of the Board of Directors as of June 25, 2005 .

(4)	Became a member of the Board of Directors as of June 25, 2005.

The following table discloses the aggregate amounts of compensation and other amounts paid by us to each member of our Management Board for service during the year ended December 31, 2004 on an individual basis:

Name	Position	Compensation as Management Board Member (RUR)	Compensation as Company Employee (RUR)

Vladimir I. Androsik(1)	Deputy General Director - Finance Director of Rostelecom	828,474.77	2,149,573.84
Sergey L. Akopov	Deputy General Director - Administrative Director of Rostelecom	1,110,964.47	4,236,185.35
Konstantin V. Belyaev(5)	Deputy General Director of Svyazinvest	—	—
Andrey A. Gaiduk(2)	Deputy General Director - Finance Director of Rostelecom	282,489.69	4,185,208.30
Dmitry M. Gurevich	Deputy General Director - Director for Project Management of Rostelecom	1,110,964.47	4,143,342.05
Vadim Y. Izotov	Deputy General Director - Chief Information Officer of Rostelecom	1,110,964.47	4,277,338.47
Igor A. Kalugin	First Deputy General Director of Rostelecom - Director of Rostelecom’s branch MMT	1,110,964.47	4,630,144.90
Gioulnara Sh. Khasianova(3)	Deputy General Director - Commercial Director of Rostelecom	1,110,964.47	4,388,732.70
Alexander V. Lopatin(4)	Deputy General Director of Svyazinvest	506,403.76	—
Alexander A. Lutsky	Chief Accountant of Rostelecom	1,110,964.47	4,962,358.99
Vladimir K. Mironov	Deputy General Director of Rostelecom	1,110,964.47	4,596,415.49
Georgy A. Romsky	General Director of Southern Telecommunications Company	604,560.71	—
Galina V. Rysakova	Deputy General Director - Director for Organizational Development and HR of Rostelecom	1,110,964.47	3,417,592.52
Andrey A. Shlyapnikov(5)	Deputy General Director for Business Development of Rostelecom	—	—
Dmitry V. Sigalov	Deputy General Director for Legal Affairs of Rostelecom	1,110,964.47	4,066,138.26
Vladimir V. Terekhov	First Deputy General Director of Rostelecom	1,110,964.47	4,863,450.82
Dmitry Ye. Yerokhin(6)	General Director of Rostelecom	1,110,964.47	5,365,572.38

(1)  Ceased to be a Management Board member on August 11, 2004.

(2)  Became a Management Board member on August 11, 2004.

(3)  Ceased to be a Management Board member on April 18, 2005.

(4)  Ceased to be a Management Board member on April 28, 2004.

(5)  Became a Management Board member on June 25, 2005, and accordingly, no compensation was paid during the year ended December 31, 2004.

(6)  Also serves as a member of the Board of Directors.

We do not have a bonus or profit-sharing plan with respect to members of our Board of Directors or the Management Board, nor do we have an employee stock option program. See “Item 6. Directors, Senior Management and Employees - D. Employees” for additional information on remuneration and pension benefits provided by us.

In accordance with the regulations of the FSFM, we are required to disclose information regarding the aggregate compensation of our directors and Management Board members. Such information is included in quarterly reports submitted by us to the FSFM and is available to shareholders and to the general public on our website.

C.  Board Practices

Board of Directors

In accordance with our charter, our Board of Directors, which consists of 11 members, is elected by cumulative voting at the shareholders’ meeting and remains in office until the next annual shareholders’ meeting (or extraordinary shareholders’ meeting if one is called for purposes of voting for Board membership). Directors may serve on the Board an unlimited number of times. The Board of Directors is responsible for our overall management, except matters reserved for the shareholders. See “Item 10. Additional Information - B. Description of Charter Capital and Certain Requirements of Russian Legislation” for further information regarding the competence of the shareholders’ meetings. The members of our Board of Directors do not serve pursuant to a contract.

Pursuant to our charter, meetings of the Board of Directors must be held at least quarterly. During 2004, our Board of Directors held 14 meetings (including through in-person meetings and absentee voting).

Management Board

The Management Board is our collective executive body and, under the direction of the Chairman of the Management Board, is responsible for our day-to-day management. The composition of the Management Board is determined by the Board of Directors based on the recommendations of the General Director. The General Director serves as Chairman of the Management Board or, in his absence, the first deputy to the General Director or other person acting as General Director. The Management Board members are elected by the Board of Directors for a term of up to five years, and may be re-elected an unlimited number of times. Members of the Management Board serve pursuant to contracts executed on our behalf by the General Director.

Members of the Management Board are supervised by the Board of Directors and report to the Board of Directors. The Management Board, in particular, is responsible for the preliminary discussion of issues to be resolved at a shareholders’ meeting and preparation of agenda items for the Board of Directors with respect to (i) the establishment, reorganization and liquidation of subsidiaries and representative offices, (ii) the amount of dividends to be paid on each category of shares and (iii) major and interested party transactions and other issues.

The meetings of the Management Board may be held as often as necessary but not less frequently than once a month. During 2004, the Management Board held 25 meetings.

The decisions of the Management Board are adopted by a simple majority of votes. Pursuant to our Regulations on the Management Board, it may adopt decisions if a quorum of at least half of the members is present at the meeting. In the event of a split vote, the Chairman of the Management Board has the decisive vote. No member of the Management Board can be a member of a board of directors, a member of a management board or a general director of another company without the prior consent of the Board of Directors.

General Director

The General Director is appointed by our Board of Directors by a majority vote of the members of the Board of Directors participating in the meeting for a term of no more than five years and may be reelected an unlimited number of times. The rights and duties, term in office, liability and compensation of the General Director is set forth in an agreement between the General Director and us executed on our behalf by the Chairman of the Board of Directors or a person authorized by the Board of Directors. The Board of Directors may at any time terminate the powers of the General Director.

Board Committees

Audit Committee

The Audit Committee of the Board of Directors was established in December 2004 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of three independent directors, Natalia

It is currently comprised of three independent directors, Natalia A. Terentyeva, Valery V. Degtyarev and Mikhail V. Slipenchouk, and one non-independent, non-executive director, Stanislav P. Avdiyants, who has “observer” status without the power to vote on Audit Committee decisions.

The goals and objectives of the Audit Committee, as set forth in the charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

•	the qualifications and independence of our independent auditor;

•	the performance of our internal audit function and the independent auditor;

•	the quality and integrity of our financial statements; and

•	our compliance with legal and regulatory requirement.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee of the Board of Directors was established in September 2003 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of three independent directors: Mikhail V. Slipenchouk, Natalia A. Terentyeva and Valery V. Degtyarev, and one non-executive director, Irina M. Ragozina.

The goals and objectives of the Nomination and Remuneration Committee, as set forth in the charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

•	formulation of our policy in respect of appointment of members of the Board of Directors, the General Director, members of the Management Board and heads of our key departments;

•	determination of qualifications for candidates for the Board of Directors;

•
formulation of our policy defining principles and criteria to determine compensation of members of the Board of Directors, the Audit Commission, the General Director, members of the Management Board and heads of key departments, as well as criteria for the appraisal of their activity;

•	preparation of recommendations on our personnel policy, including the employee incentive system; and

•	appraisal of activities of our management.

Strategic Planning Committee

The Strategic Planning Committee of the Board of Directors was established in September 2003 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of six members: Yevgeny A. Chechelnitsky, Sergey I. Kuznetsov, Valery V. Degtyarev, Mikhail V. Slipenchouk, Dmitry Ye. Yerokhin and Andrey A. Gaiduk.

The goals and objectives of the Strategic Planning Committee, as set forth in the charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

•	preliminary consideration of and preparation of recommendations for the drawing up of our strategic development plan through the year 2010;

•	oversight of implementation of the strategic development plan;

•	preparation of recommendations for our dividend policy;

•	preparation of recommendations for the implementation our procedure for investment planning and monitoring;

•	appraisal of our long-term operational efficiency;

•	preparation of recommendations for adjusting our current strategy; and

•	preparation of recommendations for procedures for our interaction with affiliated and subsidiary companies.

Company Committees

Our Management Board currently has the following committees:

Tariff Committee

The main purpose of the Tariff Committee is to enhance our effectiveness in making tariff policy decisions required for the implementation of our business plans, strategies and development programs. The main functions of the Committee include maintaining a flexible tariff policy aimed at realizing our marketing plan, organizing and optimizing sales promotion systems and preparing proposals to our Management Board on the foregoing matters.

Budget and Investment Committee

The main purpose of the Budget and Investment Committee is to enhance our effectiveness in making budget and investment decisions required for the implementation of our business plans, strategies and development programs, and our financial, business and tariff policies. The main functions of the Committee include maintaining a correlation and consistency between the budgeting and investment processes, control over compliance with those processes and preparation of proposals to our Management Board on the foregoing matters.

Compensation Committee

The purpose of the Compensation Committee is to create an effective compensation system designed to manage human resources so as to enhance our competitiveness. The main function of the Committee is to maintain a correlation between the overall strategy of our development and our policies related to the payment of salaries and bonuses to our employees.

Information Disclosure Committee

The main purpose of the Information Disclosure Committee is to formulate and implement a uniform information policy consistent with applicable legal requirements, as well as with our development strategy. The main functions of the Committee include maintaining consistency between our information policy and our strategy and development goals, enhancing the accuracy and timeliness of our disclosure of information in accordance with applicable legal requirements and our internal regulations, as well as enhancing the conformity and consistency of information publicly disclosed by us.

Tender Committee

The main purpose of the Tender Committee is to ensure that our Management Board makes effective decisions when selecting suppliers and contractors for goods and services on a tender basis. The main functions of the Committee include defining the terms of tenders, reviewing commercial bids from tender participants, selecting the winning bid and providing overall control, coordination and supervision in the preparation and conduct of tenders.

Audit Commission

The Audit Commission verifies the accuracy of our financial reporting under Russian law, generally supervises our financial activity and performs certain internal control functions. Pursuant to our charter, the Audit Commission is elected by the annual shareholders’ meeting (or, as applicable, an extraordinary shareholders’ meeting) for a term expiring on the date of the next annual shareholders’ meeting. Any shareholder or any other person nominated by shareholders may be a member of the Audit Commission provided that a member of the Audit Commission may not simultaneously be the General Director, a member of the Board of Directors, a member of the Management Board or a member of the Liquidation Commission. The Audit Commission elects its Chairman and Secretary. For the year ended December 31, 2004, we paid members of our Audit Commission a total of RUR 1,781,702.

Our current Audit Commission was elected on June 25, 2005, and is comprised of the following members.

Gennady I. Kovalenko.  Mr. Kovalenko has served as an Audit Commission member since June 25, 2005. Since 2003, he has served as Head of the Subsidiary Affairs Division of the Legal Department of Svyazinvest. Mr. Kovalenko holds a degree from the Higher Political School of the Ministry of Internal Affairs.

Svetlana P. Sinadskaya.  Ms. Sinadskaya has served as an Audit Commission member since June 25, 2005. Since 2001, she has served as Head of the Tariff Policy Division of the Department of Economic and Tariff Policies of Svyazinvest. Ms. Sinadskaya holds a degree from the Russian State Humanities University.

The Audit Commission reviews our financial and business operations and, in particular: audits our financial and business documents; reviews the legal impact of agreements executed on our behalf, transactions and settlements with counterparties; analyzes the accounting statements and statistical records for compliance with applicable regulations; checks whether payments to suppliers of goods and services, payments to the budget, calculation and payments of dividends and redemption of other obligations are made accurately and in due course; audits our balance sheets, and our profit and loss statements; reports to the tax inspectorate and governmental authorities regarding accuracy and performs other functions related to financial issues. In the performance of its duties, the Audit Commission has the right to request, and officers of our governing bodies must provide, documents on our financial and business operation, including confidential documents.

Upon completion of the financial review, the Audit Commission issues a report which confirms that the data contained in our financial statements prepared in accordance with Russian accounting standards is true and correct and provides information on whether there were any violations of the legislation of the Russian Federation with respect to preparing the financial statements. All documents of the Audit Commission (acts, opinions, instructions, etc.) must be executed by all members of the Audit Commission.

Members of the Audit Commission are jointly and severally liable to us for the accuracy and reliability of each audit when they execute the acts, opinions or other documents on the basis of the performed audit.

Corporate Governance Developments

Throughout 2003, 2004 and 2005, we undertook to enhance our corporate governance standards by creating a number of committees under the control of our Board of Directors and our Management Board and preparing a Corporate Governance Code, a Code of Ethics, a Dividend Policy, an Insider Trading Policy and an Information Disclosure Policy, each of which has been approved by our Board of Directors. All of these documents are available in English on our corporate website (http://www.rt.ru/en/icenter/administration/standard/).

Our Corporate Governance Code sets forth the following principles underlying our corporate governance system:

•	compliance with the rights and interests of our shareholders as provided in all applicable laws, rules and regulations;

•	compliance with ethical standards of business conduct;

•	our transparency with respect to financial and other information;

•	maintenance of an effective system of internal audit and controls;

•	accountability of the Board of Directors and the Management Board to shareholders; and

•	effective cooperation with our employees in addressing safety issues and the provision of proper working conditions.

See “Item 16.B. Code of Ethics” for a description of our Code of Ethics.

Currently, our management is working to further improve our corporate practices in an active effort to comply with the requirements of the Sarbanes-Oxley Act of 2002, which established new standards of corporate governance and disclosure for companies required to file periodic reports with the SEC.

We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://www.rt.ru/en/icenter/administration/standard).

D.  Employees

The average number of employees on our payroll in the year 2004 was 25,561 (compared to 35,764 in 2001, 31,072 in 2002 and 28,185 in 2003). As of December 31, 2004, we employed 25,285 full-time employees(compared to 33,987 in 2001, 30,993 in 2002 and 27,016 in 2003).

As of December 31, 2004, we employed 15,961 specialists with a higher and secondary education. Of our total employees, 33% were aged below 40, 33% were aged 40 to 50 and 34% were aged over 50. The average monthly salary in 2004 was RUR 11,515, a 39% increase as compared to the average monthly salary in 2003.

As of December 31, 2004, the breakdown of employees according to our branches (or geographic location) was as follows:

Branch	Employees as of December 31, 2004

Central Branch (including Moscow branches)	9,509
North-West Branch	2,843
Volga Branch	2,565
Southern Branch	1,857
Ural Branch	1,781
Siberian Branch	3,668
Far East Branch	3,062

As of the date of this annual report, we had no overdue wage payments to our employees and our management believes that we are in compliance with all applicable labor laws. We have not experienced any significant work stoppages since our formation and our management believes that we have good relations with our employees.

In 2004, 6,269 employees were trained at foreign schools operated by manufacturers, at our educational centers or through training courses and seminars conducted by various colleges and universities in Russia. We have contracts for training specialists with several colleges and universities specializing in communications. In addition, we began to implement Management By Objectives, or MBO, in May 2004 for our top and mid-level managers.

MBO is an integrated management system with planning as the dominant function. Central to MBO is the development of an operating plan with objectives that cover sales, profit, return on assets, and employee development and the bonus plan tied to the fulfillment of these objectives.

Approximately 50.6% of our employees are members of the Telecommunications Union of Russia. In accordance with a uniform collective bargaining agreement between us and the Central Committee of the Telecommunications Union of Russia, valid through 2005, all of our employees are guaranteed a minimum level of salaries and benefits, as well as acceptable working conditions. In February 2005, the union evaluated our performance under the collective bargaining agreement in 2004 and determined our compliance with the agreement to have been satisfactory.

Prior to January 1, 1997, we did not have pension liabilities other than those payable under Russian law to the Russian government to provide funds for pension plans administered by the state. On January 1, 1997, we adopted an additional non-state pension program for our employees, and, as described below, we currently have four non-state employee pension programs in effect. The programs are administered pursuant to an agreement with NPF Telecom-Soyuz (the assignee of Rostelecom-Garantiya, which serviced this program before 2003), a non-governmental pension fund. As of December 31, 2004, 6,503 of our former employees received non-state pensions.

The first plan, the Joint Participation Program, involves a fixed amount of contributions by us and a participating employee. Pension payments by us amount to RUR 100 per month for each participating employee provided that such employee’s monthly contribution is at least RUR 100. The pension is then disbursed to the participating employee upon his/her retirement, though an employee has the right to withdraw from the plan earlier and receive only the funds contributed by him/her. The right to participate in the program is available to full-time employees. As of December 31, 2004, 10,162 of our employees participated in this program.

The other three programs involve pension benefits to our employees which are accounted for as defined benefit plans. Although we are only required to pay the pension liability under the base pension program into the fund on termination of the employees employment, we have a constructive liability towards the employees to provide benefits under the base pension program, and we therefore raise the pension expense over the employee's service period.

•	Base pension program. The current amount of the base pension is RUR 625 per month; it is regularly adjusted in accordance with the state’s base pension amount.

•	Pensions to our former employees who became disabled due to an occupational accident. The amount of the pension is equal to the base pension.

•	Pensions to our managing employees. The amount of the pension under this program varies, depending on the manager’s position, from RUR 2,000 to RUR 4,000 per month.

Since 1995, we have provided medical insurance for employees and members of their families and accident insurance for all employees. We also contribute to the government social and medical insurance funds and pension fund.

E.  Share Ownership

Mr. Avdiyants has been a member of our Board of Directors since June 15, 2003. As of the date of this annual report, he owned 1,100 of our ordinary shares (0.00015% of our outstanding ordinary shares) and 6,800 of our preferred shares (0.0028% of our outstanding preferred shares).

Mr. Yerokhin is a member of our Board of Directors and Management Board. As of the date of this annual report, he owned 3,600 of our preferred shares (0.00049% of our outstanding preferred shares).

Ms. Khasianova was a member of our Management Board until April 18, 2005. As of April 18, 2005, she owned 964 of our ordinary shares (0.00013% of our outstanding ordinary shares) and 1,503 of our preferred shares (0.00062% of our outstanding preferred shares).

Therefore, as of the date of this annual report, no member of our Board of Directors or Management Board beneficially owned more than 1.0% of any class of our shares.

Ordinary shares owned by Mr. Avdiyants and Ms. Khasianova  have equal voting rights with our other shares of the same class. Preferred shares owned by Mr. Avdiyants, Mr. Yerokhin and Ms. Khasianova  have equal voting rights with our other shares of the same class.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The only voting securities presently outstanding are our ordinary shares with a nominal value of RUR 0.0025 per share. The following table sets forth, as of May 6, 2005, information with respect to the ownership of the outstanding ordinary shares by (i) each person or entity that owns in excess of 5% of our ordinary shares and (ii) all members of our Management Board and Board of Directors as a group.

Person or Group	Number of Ordinary Shares Owned	%

Svyazinvest	369,224,907	50.67%
ING Bank (Eurasia) /ING DEPOSITARY ING Barings, as a nominee holder	185,037,825	25.39%
National Depositary Center, a non-commercial partnership, as a nominee holder	109,032,546	14.96%
Other holders in total	65,401,042	8.98%
Out of them – members of the Management Board and the Board of Directors	1,100	0.0002%

Our ADSs, each representing six ordinary shares, are publicly traded on the New York Stock Exchange under the symbol “ROS.” Each ADS is evidenced by an ADR. JPMorgan Chase Bank, N.A. serves as the depositary for the sponsored ADR program, with ING Bank (Eurasia) serving as the custodian. As of May 6, 2005, 29,125,762 ADSs were outstanding, representing 23.98% of our outstanding ordinary shares.

As of the date of this annual report, we had a total of 728,696,320 ordinary shares issued and outstanding. As of May 6, 2005, the register of shareholders included 15 shareholders registered in the United States. They held 217,710 of our ordinary shares (0.03% of all ordinary shares) and 5,800 preferred shares (0.0024% of all our preferred shares). Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial U.S. holders nor of the place of residence of such beneficial holders. Svyazinvest is our biggest shareholder, holding 50.67% of our ordinary shares. The Russian government owns a controlling stake of 75% minus one share of Svyazinvest.

The Russian government has exercised, and is likely to continue to exercise, significant influence over our operation, and the increased involvement of the government in our management and operations remains a possibility. Prior to April 1997, the Russian government directly owned 38% of our charter capital (i.e., ordinary and preferred shares), representing 50.67% of our voting shares. On July 27, 1997, the government transferred its ownership interest in us to Svyazinvest, the holding company established by the Ministry of Communications of the Russian Federation to consolidate the government’s majority interests in various telecommunications companies throughout Russia. On the same date, the Russian government also sold 25% plus one share of Svyazinvest at auction for approximately US$1.87 billion to a newly formed independent investment consortium. The Minister of Information Technologies and Communications has indicated his support for selling the government’s stake in Svyazinvest by the end of 2005. See “Item 3. Key Information - D. Risk Factors - Risks Relating to the Control of us by Svyazinvest and the Government of the Russian Federation” for a description of certain risks relating to our ownership structure and the potential change in control that would occur upon the government’s sale of its stake in Svyazinvest.

In addition to its indirect ownership stake in us, the Russian government also has general authority to regulate tariffs and regulates domestic long-distance tariffs. The government also regulates the licensing of telecommunications services in Russia. In addition, the government is one of our significant customers, and any decrease in the government’s utilization of our network or in the tariffs charged for such utilization could have a material adverse effect on our results of operations.

No significant change in the percentage ownership held by any major shareholder has occurred during the past three years. Further, as a statutory matter, all ordinary shares have equal rights, including voting rights.

Other than in connection with the planned privatization of Svyazinvest in 2005, we are currently not aware of any existing arrangements that may cause a change of control over us.

B.  Related Party Transactions

In certain respects, our internal control system may lack a sufficient level of control relating in particular to identification of related party transactions. For more information see “Item 15. Controls and Procedures.”

MGTS

On June 9, 2003, we and MGTS entered into an agreement in relation to procedures for handling customer complaints and preventing non-authorized access to our network. The term of the agreement is one year, subject to any mutually agreed upon extension. Under the agreement, we pay a fee of RUR 5,416,667 per month to MGTS. This agreement was extended through 2005 on the same terms.

RTC-Leasing Lease Agreements

On October 2, 2003, we and RTC-Leasing entered into forty-seven first amended agreements relating to forty-seven lease agreements made between 1997 and 2001 between us and RTC-Leasing with respect to various telecommunications equipment. These first amended lease agreements were subsequently amended on December 26,

2003, when we and RTC-Leasing entered into forty-seven second amended lease agreements. On January 29, 2004, we and RTC-Leasing entered into forty-seven novation agreements with respect to the lease agreements. On February 12, 2004, RTC-Leasing and Westelcom, our 100% owned subsidiary, entered into forty-seven assignments whereby RTC-Leasing undertook to assign to Westelcom its rights under the novation agreements for consideration of RUR 368 million. For additional details regarding these lease agreement transactions with RTC-Leasing, see “Item 10. Additional Information - C. Material Contracts.” Effective December 1, 2003, RTC-Leasing ceased to be a related party.

RTC-Leasing Loan Agreement

On December 25, 2003, we and RTC-Leasing entered into an agreement amending the terms of a repayment schedule for a RUR 1,910 million loan owed by us to RTC-Leasing. The new repayment terms provided for: (i) eight equal quarterly payments of RUR 95.5 commencing August 15, 2000; (ii) one payment of RUR 368.5 million on May 31, 2002; (iii) one payment of RUR 95.5 million on August 15, 2004; (iv) one payment of RUR 286.5 million on November 15, 2004; (v) one payment of RUR 95.5 million on February 15, 2005; (vi) one payment of RUR 108.9 million on May 15, 2005; and (vii) two equal payments of RUR 95.5 million on August 15, 2005 and on November 15, 2005. Later in December 2003, the loan was assigned by RTC-Leasing to its subsidiary, RTDC. During 2004, the loan was assigned from RTDC to other parties. In April 2004, we paid RUR 695 million to the final beneficiary. The amount paid equaled the present value of the loan as of the date of settlement. Therefore, no gain or loss was recognized in the consolidated statement of income for the year ended December 31, 2004.

Westelcom

In April 2004, we and Westelcom entered into a substitution agreement in relation to the Black Sea Fiber Optic Cable System whereby we replaced Westelcom as a participant in the cable system. In accordance with the agreement, we paid Westelcom RUR 160 million.

In April 2004, we and Westelcom entered into a substitution agreement in relation to the underwater Russia to Georgia FOL whereby we replaced Westelcom as a participant in such FOL. In accordance with the agreement, we paid Westelcom RUR 134 million.

In April 2004, we and Westelcom entered into an agreement for the sale of two ITEs in Moscow and St. Petersburg. In accordance with the agreement, we paid Westelcom RUR 54.9 million.

In April 2004, we and Westelcom entered into an agreement for the sale of a data transfer node. In accordance with the agreement, we paid Westelcom RUR 17.7 million.

GlobalTel

In August 2004, we and GlobalTel entered into an agreement for the sale of a billing system and related computer equipment for total consideration of US$3.6 million.

OJSC Svyaz of the Komi Republic

In August 2004, we and OJSC Svyaz of the Komi Republic, a Svyazinvest associate company, entered into a series of related agreements for the sale of radio-relay stations in the North-West region and related telecommunications equipment for total consideration of RUR 42.5 million.

Description of agreements entered into by entities affiliated with us:

Prior to December 1, 2003, when RTC-Leasing and its subsidiaries deemed related parties, the following agreements were entered into:

In 2003, RTDHC, a subsidiary of RTC-Leasing, and VolgaTelecom, an IRC controlled by Svyazinvest, entered into an agreement for the sale by RTDHC of a 50% stake in NCC, a mobile operator, to VolgaTelecom for a purchase price of US$20,000,000 (RUR 589 million).

In 2003, RTDHC and SibirTelecom, an IRC controlled by Svyazinvest, entered into an agreement for the sale by RTDHC of a 49% stake in CJSC Baikalwestcom, a mobile operator, to SibirTelecom for US$8,500,000 (RUR 250 million).

In 2003, RTDHC and SibirTelecom entered into an agreement for the sale by RTDHC of a 49% stake in CJSC Yeniseitelecom, a mobile operator, to SibirTelecom for US$12,500,000 (RUR 368 million).

During 2003, RTC-Leasing and each of the IRCs controlled by Svyazinvest (namely, CenterTelecom, Southern Telecommunications Company, North-West Telecom, VolgaTelecom, Uralsvyazinform, Dalsvyaz and SibirTelecom) entered into lease agreements for a total amount of RUR 8,666 million for the lease of telecommunications equipment to the IRCs.

In 2003, RTC-Leasing and RTComm.RU entered into a leasing agreement for US$1,753,313 (RUR 52 million) for the lease of telecommunications equipment to RTComm.RU.

C.  Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

For information with regard to financial statements please see “Item 18. Financial Statements” and the consolidated financial statements included elsewhere in this annual report.

A.  Consolidated Statements and Other Financial Information

8.A.7         Legal Proceedings

We are currently involved in various legal proceedings. We do not anticipate that the outcome of any of these legal proceedings will have a material impact on our financial condition or results of operations. Other than as described below, we do not believe that any of these legal proceedings have arisen other than in the ordinary course of our business.

•
In May 2000, we filed a claim against Sberbank, the Russian state bank, with the Arbitrazh Court of the City of Moscow for the recovery of RUR 29,580,850 in relation to Sberbank’s performance under a bank account agreement, whereby Sberbank debited our account under a forged electronic payment order. On July 6, 2001, the court ordered that a technical examination of Sberbank’s electronic settlements system be conducted. The initial technical examination failed to determine whether the monies could have been debited as a result of fraudulent actions of third parties. On March 11, 2003, the court rejected our claim. We filed an appeal on April 11, 2003 with the appellate court which was subsequently rejected and a further appeal with the higher Federal Arbitrazh Court of the District of Moscow in June 2003. That appeal was also rejected. Currently, we are looking for further ways to defend our rights.

•
In October 2003, we filed a claim in the Arbitrazh Court of the City of Moscow seeking the invalidation of a tax assessment for up to RUR 2,488 million of additional taxes, including fines and penalties payable by us. On January 12, 2004, the court ruled that the tax claim (except for an insignificant amount) was invalid. The Arbitrazh Court’s decision was upheld on appeal on March 29, 2004. On June 7, 2004, a further appeal was filed by the tax authorities, and on July 17, 2004 the appeals court upheld the decision of the Arbitrazh Court.

•
In December 2003, we filed a claim against the Russian Defense Ministry in the Arbitrazh Court of the City of Moscow for the recovery of a debt for communications services provided by us in the amount of RUR 73,811,788.75 under a state contract dated February 4, 2003. On February 2, 2004, our claim was upheld for the full amount by the court and a writ of execution was issued to commence execution proceedings. On December 29, 2004, we received a partial payment of RUR 19,753,178 and we are currently considering taking further actions to collect the remaining payment due.

•
In February 2004, we filed a claim against the Russian Defense Ministry in the Arbitrazh Court of the City of Moscow for the recovery of a debt for communications services provided by us in the amount of RUR 57,069,824.32 under a state contract, dated February 4, 2003. Due to partial payment of RUR 42,691,241.30 by the Russian Defense Ministry, the amount of the claim was decreased to RUR 14,378,583.02. On April 13, 2004, our claim was upheld in full by the court. A writ of execution has been submitted to the Ministry of Finance.

•
In April 2004, we filed a claim in the Arbitrazh Court of the City of Moscow against the Federal State Unitary Company VGTRK for the recovery of a debt for communications services provided by us to VGTRK in the amount of RUR 57,446,828.49 and interest of 1,559,450.99. VGTRK paid the principal amount of the debt prior to the court proceeding, and on June 17, 2004, the court ordered the full interest amount of RUR 1,559,450.99 be paid to us.

•
In April 2004, we filed a claim in the Arbitrazh Court of the City of Moscow against OJSC Channel One for the recovery of a debt for communications services provided by us to Channel One in the amount of RUR 87,113,560.07. Following partial payment of the debt by Channel One, the claim was subsequently reduced to RUR 71,147,406.79. On April 23, 2004, the court ruled in our favor and ordered payment by Channel One of RUR 71,147,406.79. We received payment in full on June 24, 2004.

•
In July 2004, we filed a claim in the Arbitrazh Court of the City of Moscow against the Federal State Unitary Company VGTRK for the recovery of a debt for communications services provided by us to VGTRK in the amount of RUR 47,039,120.49 and a penalty of 1,391,442.65. VGTRK paid the principal amount of the debt prior to the court proceeding, and on September 28, 2004, the court ordered the full penalty amount of RUR 1,391,442.65 be paid to us.

85

•
In September 2004, we filed an appeal with the Arbitrazh Court of the City of Moscow seeking the invalidation by the court of a tax assessment payable by us for RUR 281,388,177 and fines and penalties of RUR 56,277,635. On November 10, 2004, the court held the tax assessment to be invalid, and the decision was subsequently upheld by the Federal Arbitrazh Court of the Moscow District on March 31, 2005.

•
In September 2004, we filed an appeal with the Arbitrazh Court of the City of Moscow seeking the invalidation by the court of a tax assessment payable by us for RUR 280,836,378. On November 22, 2004, the court ruled the tax assessment to be invalid, and the decision was subsequently upheld by the Federal Arbitrazh Court of the Moscow District on March 29, 2005.

•
In October 2004, we filed a claim in the Arbitrazh Court of the City of Moscow against OJSC Channel One for the recovery of a debt for communications services provided by us to Channel One in the amount of RUR 103,996,467.37. On November 4, 2004, the court ruled in our favor and ordered payment by Channel One of RUR 103,996,467.37. We have received payment in full from Channel One.

•
In February 2005, we filed a claim in the Arbitrazh Court of the City of Moscow seeking the invalidation of a tax claim for RUR 74,211,167 of penalties payable by us. On March 18, 2004, the court ruled that the tax claim was invalid.

As of the date of this annual report, there have been no court proceedings involving a member of our Board of Directors or a member of the Management Board, or one of our affiliates acting as an opposing party to us or our subsidiaries.

8.A.8   Policy on Dividend Distribution

The Joint Stock Companies Law provides that dividends on ordinary shares may be paid on a quarterly basis. Our charter provides that dividends may be paid on an annual basis (although the relevant provisions of the Joint Stock Companies Law prevail). Annual dividends are proposed by our Board of Directors, based on our year-end statutory accounting reports prepared in accordance with Russian Accounting Standards and are approved by the annual shareholders’ meeting, which is usually convened by the Board of Directors during the second quarter of each year. The right to receive dividends is attributable only to shareholders included in the register of shareholders as of the record date, which is May 6, 2005 for dividends in respect of 2004.

Under Russian law, dividends payable to shareholders may not exceed the amount proposed by the Board of Directors. The decision on payment of dividends, as well as the amount and form of the dividend payable, is adopted by the shareholders’ meeting.

Dividends payable on preferred shares are fixed by our charter in the amount of 10% of our net profits, based on our year-end statutory accounting reports, divided by the total number of preferred shares. We may not pay dividends on ordinary shares unless dividends on preferred shares are paid in full. Furthermore, in the event the amount of dividends paid per ordinary share exceeds dividends payable per preferred share, the shareholders’ meeting should increase the amount of dividends per preferred share up to the amount of dividends per ordinary share.

Our Dividend Policy is available in English on our corporate website (http://www.rt.ru/en). See also “Item 10. Additional Information - B. Description of Charter Capital and Certain Requirements of Russian Legislation” for a further description of our ordinary and preferred shares and the payment of dividends thereon.

B.  Significant Changes

The following significant changes have occurred relating to our investments in subsidiaries and associates since December 31, 2004:

•	In March 2005, we sold our 20% interest in CJSC Telmos to JSFC Sistema, an unrelated party, for a cash payment of RUR 235 million.

•	In March 2005, we also sold our 45% interest in CJSC Telecom-Center to LLC Orbita, an unrelated party, for a cash payment of RUR 68 million.

•	In April 2005, we acquired a 19% stake in OJSC Svyazintek for a cash payment of less than RUR 1 million.

•
In April 2005, a new version of our principal associate GlobalTel’s charter was approved by shareholders providing us with certain preferred rights and eliminating certain rights of the minority shareholder. We are currently assessing the potential impact of these changes and our future method of accounting for GlobalTel. See “Item 4. Information on the Company - C. Organizational Structure.”

In addition, several regulations have taken effect in 2005 that directly impact the DLD/ILD telecommunications services market in Russia and are ultimately expected to lead to the restructuring and liberalization of this market. See “Item 4. Information on the Company - B. Business Overview - The Telecommunications Industry in Russia - Liberalization of the Russian Telecommunications Market” for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations.

See Note 35 to our consolidated financial statements for additional information.

Item 9.  The Offer and Listing

A.  Listing Details

The table below shows the high and low prices and the daily average trading volumes of turnover in U.S. dollars of our ordinary shares on the RTS for the periods set forth.

	Period	Highest price	Lowest price	Average volume

1999	Annual	1.99	0.61	273,081
2000	Annual	4.90	0.85	437,311
2001	Annual	1.15	0.45	521,403
2002	Annual	1.67	0.93	511,852
2003	Annual	2.24	1.12	414,710
	Quarter 1	1.42	1.12	491,041
	Quarter 2	1.99	1.33	680,286
	Quarter 3	1.84	1.50	116,224
	Quarter 4	2.24	1.72	371,291
2004	Annual	2.66	1.66	721,557
	Quarter 1	2.46	2.09	583,315
	Quarter 2	2.66	1.91	1,060,027
	Quarter 3	2.23	1.76	557,124
	Quarter 4	2.48	1.66	668,251
	December	2.26	1.70	1,268,220
2005	Quarter 1	2.26	1.70	1,268,220
	January	1.85	1.70	466,674
	February	2.18	1.82	1,669,615
	March	2.26	2.04	1,447,978
	April	2.34	2.09	1,086,341
	May	2.15	1.97	321,713
	June	2.07	1.99	779,471

The table below shows the high and low prices and the daily average trading volumes of turnover in U.S. dollars of our ordinary shares on the MICEX for the periods set forth.

	Period	Highest price	Lowest price	Average volume

1999	Annual	2.00	0.64	71,332
2000	Annual	4.83	0.84	563,532
2001	Annual	1.15	0.45	1,768,179
2002	Annual	1.68	0.91	4,565,243
2003	Annual	2.24	1.11	11,889,805
	Quarter 1	1.41	1.11	6,551,081
	Quarter 2	2.03	1.31	11,896,507
	Quarter 3	1.85	1.45	8,129,495
	Quarter 4	2.24	1.68	20,982,137
2004	Annual	2.67	1.65	17,495,025
	Quarter 1	2.46	2.05	22,010,284
	Quarter 2	2.67	1.90	17,421,551
	Quarter 3	2.25	1.76	11,613,817
	Quarter 4	2.50	1.65	19,427,188
	December	2.26	1.69	26,236,063
2005	Quarter 1	2.26	1.69	26,236,063
	January	1.87	1.69	10,662,573
	February	2.19	1.79	36,265,708
	March	2.26	2.02	28,192,386
	April	2.35	2.08	32,426,942
	May	2.16	1.96	14,539,307
	June	2.08	1.98	11,729,415

Since February 17, 1998, our ADSs have been listed on the New York Stock Exchange. The table below shows the high and low prices and the daily average trading volumes in U.S. dollars of our ADSs on the New York Stock Exchange for the periods set forth.

	Period	Highest price	Lowest price	Average volume

1999	Annual	11.75	3.69	130,486
2000	Annual	27.44	4.88	189,785
2001	Annual	6.86	2.72	99,986
2002	Annual	9.89	5.33	80,132
2003	Annual	13.2	6.59	636,255
	Quarter 1	8.45	6.59	305,479
	Quarter 2	11.20	7.86	498,293
	Quarter 3	11.00	8.85	412,835
	Quarter 4	13.20	10.30	1,328,415
2004	Annual	15.92	9.96	992,933
	Quarter 1	15.01	12.39	1,041,938
	Quarter 2	15.92	11.00	1,211,088
	Quarter 3	13.55	10.46	714,063
	Quarter 4	15.00	9.96	1,012,990
	December	13.30	10.10	1,753,980
2005	Quarter 1	13.30	10.10	1,753,980
	January	11.10	10.10	1,102,343
	February	13.28	10.91	2,654,670
	March	13.30	12.00	1,568,509
	April	14.06	12.50	606,632
	May	12.97	11.71	385,588
	June	12.40	11.72	432,650

B.  Plan of Distribution

Not applicable.

C.  Markets

In Russia, our ordinary and preferred shares are listed on the RTS and the MICEX. ADSs, each representing six of our ordinary shares, are listed on the New York Stock Exchange, and are also traded on the London Stock Exchange and the Deutsche Bourse. Our ordinary shares were also listed on the St. Petersburg Stock Exchange from July 2003 to November 2004.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.  Share Capital

Not applicable.

B.  Description of Charter Capital and Certain Requirements of Russian Legislation

Described below are the material provisions of our charter in effect on the date of this document and certain requirement of Russian legislation. In addition to this description, you are urged to review our charter to learn its complete terms.

History and Purpose

We were registered with the Moscow Registration Chamber on September 23, 1993 under registration number 021.833.

In 2002, the Russian system for the registration of legal entities was significantly changed. Federal Law No.129-FZ on the State Registration of Legal Entities and Individual Entrepreneurs dated August 8, 2001, or the Registration Law, which entered into force on July 1, 2002, required legal entities to be registered by a registration agency authorized by the government of Russia and information concerning the establishment, reorganization and liquidation of legal entities to be entered in the State register. The Registration Law also required legal entities established prior to July 1, 2002 to furnish, by the end of 2002, information specified in the Registration Law. Under Resolution No. 319 dated May 17, 2002, the government of Russia determined that the Ministry of Taxes and Collections would be the state authority to register legal entities. In compliance with the Registration Law, on September 9, 2002, we obtained Ministry of Taxes and Collections Certificate Series 77 No. 004891969 on registration in the Uniform State Register of Legal Entities, and we were allocated state registration number 1027700198767.

Article 3.1 of our charter provides that our main purpose is to satisfy the demand of individuals, businesses, governmental bodies, other public agencies of the Russian Federation and other consumers for services of long-distance and international communications, radio and television broadcast and data transfer, as well as to earn a profit.

Description of Charter Capital

General

Pursuant to our charter, we have the right to issue ordinary shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our charter capital currently equals RUR 2,428,819.4725 and consists of 728,696,320 fully paid, issued and outstanding ordinary shares and 242,831,469 preferred shares, with all shares having an equal nominal value of 0.0025 rubles. We also have 905,330,221 authorized ordinary shares and 531 authorized preferred shares. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. As of the date of this annual report, we had no treasury shares. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of our acquisition or, failing that, reduce our charter capital.

According to our charter, the Board of Directors is authorized to issue additional ordinary shares up to the total of authorized but unissued shares without obtaining further shareholder approval. As of the date of this annual report, we had not issued any additional shares.

The amount of our charter capital significantly exceeds the minimum requirement established by the laws of the Russian Federation for open joint stock companies. In the event that we adopt a decision to decrease our charter capital in accordance with the Joint Stock Companies Law, our General Director must notify all of our creditors of such decrease within 30 days following the decision of the shareholders to decrease the charter capital. The state registration of the relevant amendments to our charter, which would be necessary for decreasing the charter capital, would be carried out only upon confirmation that such notification to the creditors has been made.

Rights Attaching to Our Shares

Shares of each category (ordinary shares and preferred shares) grant equal rights to the holders of shares of the respective category.

As required by the Joint Stock Companies Law and our charter, all of our ordinary shares have the same nominal value and grant to their holders identical rights. Such rights generally distinguish them from the holders of preferred shares. Holders of our ordinary shares, except for treasury shares, have the right to:

•	participate in shareholders’ meetings and vote on all issues of the shareholders’ competence, save for the limitations on voting on certain matters provided by the Joint Stock Companies Law;

•	freely transfer the shares without the consent of other shareholders;

•	receive dividends;

•	transfer voting rights to its representative on the basis of a power of attorney;

•	elect and dismiss members of the Board of Directors and the Audit Commission;

•
if holding, alone or with other holders, 2% or more of the voting shares, within 30 days after the end of our fiscal year, make proposals for the annual shareholders’ meeting and propose candidates to the Board of Directors and the Audit Commission;

89

•
if holding, alone or with other holders, 10% or more of the voting shares, demand from the board of directors the calling of an extraordinary shareholders’ meeting or an unscheduled audit by the Audit Commission;

•
demand, under the following circumstances, repurchase by us of all or some of the shares owned by us, as long as the holder voted against or did not participate in the voting on the decision approving the action:

• reorganization;

• conclusion of a major transaction, as defined under Russian law; and

• amendment of our charter that restricts the holder’s rights;

•	upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;

•
have free access to certain of our documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of the management board meetings; and

•	exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders’ meetings approved in accordance with its competence.

Our preferred shares generally confer on their holders the following principal rights:

•	to receive a fixed dividend, except in certain cases envisaged by the Joint Stock Companies Law and our charter; and

•	to enjoy preference over ordinary shares in any distribution of profits and any proceeds from our liquidation. Generally, our preferred shares do not vest their holders with any voting rights.

While there are no limits on admission of shareholders to shareholders’ meetings, in accordance with our charter, only holders of our ordinary shares have the right to vote on any matter within the competence of the meeting. Our preferred shares confer no voting rights unless our charter and the Joint Stock Companies Law provide otherwise. Holders of preferred shares are entitled to vote on:

•
the adoption of amendments to the charter that would adversely affect their rights as preferred shareholders, including the issuance of any other type of preferred shares that would enjoy a priority in right of payment of dividend and/or a preference in respect of liquidation value over the preferred shares;or

•	our reorganization or liquidation.

They may also vote at shareholders’ meetings following the shareholders’ meeting at which a decision was adopted not to pay dividends on preferred shares or to pay them only in part. Such right to vote continues until the dividends to which the holders of preferred shares are entitled are paid in full.

The holders of both of our ordinary shares and preferred shares may:

•	freely transfer the shares without the consent of other shareholders;

•	participate in the distribution of our net profits (as reported under statutory accounting rules) in the form of dividends and in the distribution of our assets in the event of liquidation;

•	enjoy the right of first refusal in respect of additional shares being placed by us through an open subscription and, in certain circumstances, by way of a closed subscription; and

•
have free access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of the management board meetings.

Our shareholders may also exercise other rights provided by Russian law and our charter.

Preemptive Rights

Our charter provides existing shareholders with a preemptive right to purchase shares or convertible securities during an open subscription in an amount proportionate to their existing shareholding. In addition, the Joint Stock Companies Law provides shareholders with a preemptive right to purchase shares or convertible securities during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to existing shareholders, provided that each such shareholder may acquire a whole number of shares or convertible securities being placed in an amount proportionate to its existing holdings of such securities.

Dividends

The Joint Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Dividends are recommended to a shareholders’ meeting by a majority vote of the Board of Directors, and approved by the shareholders’ meeting by a majority vote. A decision on annual dividends must be taken at the annual general shareholders’ meeting. Our charter does not allow for the payment of quarterly dividends. The dividend approved at the shareholders’ meeting may not be more than the amount recommended by the Board of Directors. Dividends are distributed to holders of our shares as of the record date for the shareholders’ meeting approving the dividends. See “General Shareholders’ Meeting - Notice and Participation” below. Dividends payable on preferred shares are fixed by the charter in the amount of 10% of our net profits, calculated in accordance with Russian Accounting Standards, divided by the total number of preferred shares. Furthermore, in the event the amount of dividends paid per common share exceeds dividends payable per preferred share, our shareholders should increase the amount of dividends per preferred share up to the amount of dividends per common share. Dividends are not paid on treasury shares.

Distributions to Shareholders on Liquidation

Our charter does not provide for any distribution of our profits other than in the form of dividends. However, the charter provides that each of our shareholders may receive a pro-rata portion of the assets upon our liquidation after the settlement of all of our outstanding debts (including payment of all outstanding taxes and salaries). In the event that our assets are insufficient to pay the accrued but unpaid dividends and the liquidation value of the preferred shares to all holders thereof, the property will be distributed among holders of preferred shares in proportion to the number of shares held by them.

Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint Stock Companies Law and our charter allow us to be liquidated:

•	by a three-quarters majority vote of a shareholders’ meeting; or

•	by a court order.

Following a decision to liquidate us, the right to manage our affairs would pass to a liquidation commission which, in the case of voluntary liquidation, is appointed by a shareholders’ meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but such period must not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code of the Russian Federation, or the Civil Code, gives creditors the following order of priority during liquidation:

•	individuals owed compensation for injuries or deaths;

•	employees;

•	creditors in obligations secured by pledge;

•	federal and local governmental entities claiming taxes and similar payments to the budgets and non-budgetary funds; and

•	other creditors in accordance with Russian legislation.

The remaining assets of a company are distributed among shareholders in the following order of priority:

•	payments to repurchase shares from shareholders having the right to demand repurchase;

•	payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares, if any; and

•	payments to holders of common and preferred shares on a pro rata basis.

Liability of Shareholders

The Civil Code and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is called an “effective parent.” The person or entity whose decisions are capable of being so determined is called an “effective subsidiary.” The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•	this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and

•	the effective parent gives binding instructions to the effective subsidiary.

Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent’s effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, you will not be personally liable for our debts or those of our effective subsidiaries unless you control our business.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

Share Capital Increase

We may increase our charter capital by:

•	issuing new shares, or

•	increasing the nominal value of previously issued shares.

A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of ordinary shares or securities convertible into ordinary shares constituting 25% or more of the number of issued ordinary shares, requires a three-quarters majority vote by our shareholders. Otherwise, a decision to increase the charter capital by issuing additional shares or increasing the nominal value of issued shares requires a majority vote of a shareholders’ meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders’ meeting.

The Joint Stock Companies Law requires that newly issued shares be sold at market value, except in limited circumstances where (i) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (ii) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The Board of Directors and an independent appraiser value any in-kind contributions for new shares.

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require:

•	prior registration of a share issuance with the FSFM;

•	public disclosure of information relating to the share issuance; and

•	following the placement of the shares, registration and public disclosure of the results of the placement of shares.

Capital Decrease; Share Buy-Backs

The Federal Law on Joint Stock Companies does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders’ meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of such notice or publication, repayment of all amounts due to them, as well as compensation for damages.

The Federal Law on Joint Stock Companies and our charter allow our shareholders or our board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The shares repurchased pursuant to a board decision must be resold at the market price within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. The shares repurchased pursuant to a decision of our shareholders’ meeting to decrease the overall number of shares, are cancelled at their redemption.

The Federal Law on Joint Stock Companies allows us to repurchase our shares only if, at the time of repurchase:

•	our charter capital is paid in full;

•	we are not and would not become, as a result of the repurchase, insolvent;

•
the value of our net assets is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and

•	we have repurchased all shares from shareholders having the right to demand repurchase of their shares under legislation protecting the rights of minority shareholders, as described immediately below.

Russian legislation and our charter provide that our shareholders may demand repurchase of all or some of their shares so long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

•	reorganization;

•	conclusion of a major transaction, as defined under Russian law; or

•	amendment of the charter in a manner which results in restrictions of the holder’s rights.

We may spend up to 10% of our net assets calculated under Russian Accounting Standards for a share redemption demanded by the shareholders. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of the net assets, we will repurchase shares from each such shareholder on a pro-rata basis.

Registration and Transfer of Shares

Russian legislation requires that a joint stock company maintain a register of its shareholders. Ownership of our registered shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from the register certifying the number of shares that such shareholder holds. Since February 2003, Registrar-Svyaz has maintained our shareholder register. The purchase, sale or other transfer of shares is accomplished through registration of the transfer in the shareholder register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is not allowed and may be challenged in court.

Reserve Fund

Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company’s losses, redeem the company’s bonds and repurchase the company’s shares in cases when other funds are not available. Our charter provides for a reserve fund in the amount of 15% of our charter capital, funded through mandatory annual transfers of at least 5% of our statutory net profits until the reserve fund has reached the required 15%.

Disclosure of Information

Pursuant to Russian securities legislation, we are required to make the following public disclosures and filings periodically:

•
filing quarterly reports with the FSFM containing information about us, our shareholders and depositary, the structure of management bodies, the members of the Board of Directors, branches and representative offices, shares, bank accounts and auditors, important developments during the reporting quarter and other information about our financial and business activity;

•
filing with the FSFM and publishing in the FSFM’s periodical print publication, as well as in other media, any information concerning material facts and changes in our financial and business activity, including reorganization, certain changes in the amount of assets, decisions on share issuances, certain changes in ownership and shareholding, as well as shareholder resolutions;

•	disclosing information on various stages of share placement, issuance and registration through publication of certain data as required by the securities regulations;

•	disclosing our annual report and annual financial statements prepared in accordance with Russian Accounting Standards;

•	filing with the FSFM on a quarterly basis a list of our affiliated persons and disclosing the same on our website, on the same basis; and

•	other information as required by applicable Russian securities legislation.

General Shareholders’ Meeting

Procedure

The powers of a shareholders’ meeting are set forth in the Joint Stock Companies Law and in our charter. We hold an annual shareholders’ meeting and extraordinary shareholders’ meetings pursuant to the charter and our Regulations on General Shareholders’ Meetings. A shareholders’ meeting may not decide issues that are not included in the list of its powers by the Joint Stock Companies Law and our charter. Among issues that the shareholders have the power to decide are:

•	charter amendments;

•	reorganization or liquidation;

•	election and removal of members of the Board of Directors;

•	determination of the number, nominal value and class/type of authorized shares and the rights granted by such shares;

•	changes in our charter capital;

•	appointment and removal of the external auditor and of the members of the Audit Commission;

•	approval of certain interested party transactions and major transactions;

•	distribution of profits;

•	redemption by us of issued shares in cases provided for by the Joint Stock Companies Law;

•	approval of certain internal documents and corporate records;

•	participation in holding companies, commercial or industrial groups or other associations of commercial entities; and

•	other issues, as provided for by the Joint Stock Companies Law and the charter.

Voting at a shareholders’ meeting is generally based on the principle of one vote per common share, with the exception of the election of the Board of Directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders’ meeting. However, Russian law requires a three-quarters majority vote of the voting shares present at a shareholders’ meeting to approve the following:

•	charter amendments;

•	reorganization or liquidation;

•	major transactions involving assets in excess of 50% of the balance sheet value of our assets;

•	determination of the number, nominal value and type of authorized shares and the rights granted by such shares;

•	repurchase by us of our issued shares;

•	any issuance of shares or securities convertible into ordinary shares by closed subscription; or

•	issuance by open subscription of ordinary shares or securities convertible into ordinary shares, in each case, constituting 25% or more of the number of issued ordinary shares.

The quorum requirement for our shareholders’ meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders’ meeting with the same agenda may (and, in case of an annual shareholders’ meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

The annual shareholders’ meeting must be convened by the Board of Directors between January 1 and June 30 of each year, and the agenda must include the following items:

•	determination of the number and election of the members of the Board of Directors;

•	approval of the annual report and the annual financial statements, including the balance sheet and profit and loss statement;

•	approval of distribution of profits, including approval of annual dividends, if any;

•	approval of an independent auditor; and

•	appointment of the members of Audit Commission.

A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders’ meeting and may nominate candidates for the Board of Directors and the Audit Commission. According to our charter, any agenda proposals or nominations must be provided to us no later than 60 calendar days after the preceding financial year end.

Extraordinary shareholders’ meetings may be called by the Board of Directors on its own initiative, or at the request of the Audit Commission, the independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request. Such requests shall be made in the manner and within time periods provided for in the Regulations on the General Shareholders’ Meetings. Such extraordinary meeting should be held not later than 40 days following the day when the request was made. However, if the proposed agenda includes the election of our Board of Directors, such extraordinary shareholders’ meeting should be held within 70 days following the day on which the request was made.

A general meeting of shareholders may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if the ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot envisages collecting shareholders’ opinions on issues on the agenda by means of a written poll.

The following issues cannot be decided by a shareholders’ meeting by absentee ballot:

•	election of directors;

•	election of the Audit Commission;

•	approval of our independent auditor; and

•	approval of the annual report, the annual financial statements, including balance sheet, profit and loss statement and any distribution of profits, including approval of annual dividends, if any.

Notice and Participation

All shareholders entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders’ meeting to elect the Board of Directors, shareholders must be notified at least 50 days prior to the date of the meeting. Only those items that were set out in the agenda to shareholders may be voted upon at a general shareholders’ meeting.

The list of persons entitled to participate in a general shareholders’ meeting is to be compiled on the basis of data in the shareholders register on the date established by the Board of Directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders’ meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders’ meeting to elect the Board of Directors, not more than 65 days before the date of the meeting). Where the proposed agenda includes issues that are to be voted by both holders of ordinary and preferred shares, the list of shareholders entitled to take part in such general shareholders’ meeting should be prepared as of the date at least 45 days prior to the date of the shareholders’ meeting.

Under our charter, persons entitled to participate in shareholders’ meetings include (i) holders of our fully paid ordinary shares and (ii) holders of our fully paid preferred shares (in the event there is a particular item in the meeting’s agenda on which the preferred shares are entitled to vote or if holders of preferred shares became entitled to vote on all issues within the competence of the shareholders’ meeting due to a decision not to pay dividends in whole or in part on preferred shares).

The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

•	by personally participating in the discussion of agenda items and voting thereon;

•	by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

•	by submitting a written ballot reflecting the shareholder’s voting on the agenda items; or

•	by delegating the right to submit such written ballot to an authorized representative.

We are required to grant to our shareholders access to information, including our annual report, audited financial statements (balance sheet and profits and loss statement) and auditor’s report, information on candidates to the Board of

Directors, and any draft amendments or modifications to our charter, in advance of the shareholders’ meeting. Shareholders may participate in a shareholders’ meeting either in person or by proxy.

Board of Directors

Our charter provides for the election of the entire Board of Directors at each annual general shareholders’ meeting. The Board of Directors is elected through cumulative voting, as provided for in the Regulations on the General Shareholders’ Meeting and the Regulations on the Board of Directors, or the Board Regulations. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of shares held by such shareholder multiplied by the number of persons on the Board of Directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders’ meeting. While there is not any age limit set for the retirement of directors, each member of the Board of Directors may at any time resign voluntarily with a written notice to all other members of the Board of Directors and to us. In such event, the authority of the remaining members of our Board of Directors will not terminate. However, in the event that the membership of the Board of Directors falls below the half of its initial membership, the Board of Directors must adopt a decision to convene an extraordinary shareholders’ meeting to elect a new Board of Directors.

Our charter provides that Management Board members may not constitute more than one quarter of the Board of Directors and that the General Director may not also be the Chairman of the Board of Directors. The Chairman of the Board of Directors is elected by a simple majority of the members of the Board of Directors and may be re-elected at any time by members of the Board of Directors.

The Joint Stock Companies Law requires at least a five-member Board of Directors for all joint stock companies, at least a seven-member Board of Directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member Board of Directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the Board. Members of the Board of Directors are not required to be our shareholders. The actual number of directors is determined by our charter or a decision of the shareholders’ meeting. Our charter provides that the Board of Directors shall consist of eleven members.

The Board of Directors may be convened by the Chairman of the Board of Directors on his/her own initiative or by request of any member of the Board of Directors, the Audit Commission, our external auditor, the General Director or any shareholder or group of shareholders owning at least 2% of our voting shares. A quorum of the Board of Directors is reached if more than half of the elected members are present at the meeting. Each member of the Board of Directors has one vote which may not be assigned to another member or any other person.

The Joint Stock Companies Law generally prohibits the Board of Directors from acting on issues that fall within the exclusive competence of the general shareholders’ meeting. Our Board of Directors has the power to perform our general management, and to decide, among others, the following issues:

•	determination of our business priorities, including approval of our budgets, strategies and development plans;

•	convening annual and extraordinary shareholders’ meetings, except in certain circumstances specified in the Joint Stock Companies Law;

•	approval of the agenda of a shareholders’ meeting and determination of the record date for shareholders entitled to participate in a shareholders’ meeting;

•	placement of bonds and other securities by us, in cases specified in the Joint Stock Companies Law;

•	determination of the price of our property and securities to be placed or repurchased, as provided for by the Joint Stock Companies Law;

•	repurchase of our shares, bonds and other securities in certain cases provided for by the Joint Stock Companies Law;

•	increasing the charter capital by issuing additional shares within the limits of the authorized charter capital as specified in our charter;

•	election and removal of the General Director and the members of the Management Board;

•	recommendations on the amount of remuneration and compensation to be paid to members of the Audit Commission and on the fees payable for the services of an independent auditor;

•	recommendations on the amount of the dividend on shares and the payment procedure thereof;

•	the use of the reserve fund and other funds;

•	approval of internal documents, except for those documents whose approval falls within the competence of the shareholders or executive bodies;

•	the creation and liquidation of branches and representative offices;

•	approval of major and interested party transactions in the cases provided for by the Joint Stock Companies Law;

•	directing the performance-related remuneration of the General Director pursuant to an agreement between the General Director and us;

•	appointment of the share registrar;

•	approval of decisions and prospectuses on share issuances and reports on the results of such share issuances;

•	determining the amount and procedures for the protection of information comprising commercial secrets;

•	creation of the committees of the Board of Directors; and

•	other issues, as provided for by the Joint Stock Companies Law and our charter.

Our charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described therein. A Board meeting is considered duly assembled and legally competent to act when half of the number of elected directors is present or their proxy votes are received.

Pursuant to our charter, any issues concerning the legal status of our Board of Directors that are not covered by the charter shall be governed by the Board Regulations adopted by the shareholders’ meeting by a simple majority of votes of shareholders participating in the meeting.

Interested Party Transactions

Under the Joint Stock Companies Law, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the company. “Interested party transactions” include transactions involving a member of the Board of Directors or member of any executive body of the company (including the company’s chief executive officer and/or the company’s managing organization), any person that owns, together with any affiliates, at least 20% of a company’s issued voting stock or any person who is able to direct the actions of the company, if that person and/or that person’s spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is/are:

•	a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

•
the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

•
a member of the Board of Directors or a member of any management body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary, or a member of the Board of Directors or of any management body of a management organization of such a company.

The Joint Stock Companies Law requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. For purposes of this rule, an “independent director” is a person who is not, and within the year preceding the decision to approve the transaction was not, the general director, a member of any executive body or an affiliate of the company, or a member of the Board of Directors or of any management body of the company’s management organization. Additionally, such person’s spouse, parents, children, adoptive parents or children, brothers or sisters may not occupy positions in the executive bodies of the company or its management organization. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

Approval by a majority of shareholders who are not interested in the transaction is required if:

•	the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company’s assets determined under Russian Accounting Standards;

•
the transaction or a number of interrelated transactions involves the issuance, by subscription, of voting shares or securities convertible into voting shares, or secondary market sale of such securities, in an amount exceeding 2% of the company’s issued voting stock;

•	the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or

•	all the members of the Board of Directors of the company are interested parties, or none of them is an independent director.

The approval of interested party transactions is not required in the following instances:

•	the company has only one shareholder that simultaneously performs the functions of the executive body of the company;

•	all shareholders of the company are deemed interested in such transactions;

•	the transactions arise from the shareholders executing their preemptive rights to purchase newly issued shares of the company;

•	the transactions arise from the repurchase, whether mandatory or not, by the company of its issued shares; or

•	the company merges with another company, and the latter owns more than three-fourths of the voting capital stock of the company.

If all members of the Board of Directors are deemed to be interested in the transaction and/or are not independent directors, the transaction is required to be approved by the shareholders’ meeting by a simple majority vote of shareholders.

As we currently have over 1,000 shareholders holding voting shares in us, decisions on the approval of interested party transactions are typically adopted by our Board of Directors by a majority of votes of disinterested (i.e., who do not have an interest in the transaction) independent directors.

Major Transactions

The Joint Stock Companies Law defines a “major transaction” as a transaction, or a series of transactions, involving the acquisition or disposal, or the possibility of disposal of property having the value of 25% or more of the balance sheet value of the assets of a company as determined under Russian Accounting Standards, with the exception of transactions conducted in the ordinary course of business or transactions involving the placement of ordinary shares, or securities convertible into ordinary shares. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the Board of Directors or, failing to receive such approval, a simple majority vote of a shareholders’ meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters’ majority vote of a shareholders’ meeting.

Change in Control

Anti-takeover Protection

Russian legislation requires that any person that intends, either individually or together with its affiliates, to acquire 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the ordinary shares of a company having more than 1,000 holders of ordinary shares, must give at least 30, but no more than 90, days’ prior written notice to the company. Additionally, the Joint Stock Companies Law provides that a person that has acquired either individually, or together with its affiliates, 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the ordinary shares of a company with more than 1,000 holders of ordinary shares, within 30 days of acquiring the shares, must offer to buy all of ordinary shares or securities that are convertible into ordinary shares at a market price which shall not be lower than the weighted average price of the ordinary shares over the six month period before the date of acquisition. These requirements also apply to any acquisitions of each subsequent 5% or more of the issued ordinary shares of a company bya person already holding (together with its affiliates) over 30% of the issued ordinary shares of such company. If the acquirer fails to observe these requirements, it will be limited to voting only those shares it purchased in compliance with these requirements.The requirement to make a buyout offer of securities may be waived in a company’s charter or by a resolution adopted by a majority vote of a shareholders’ meeting, excluding the votes of the person (and its affiliates) acquiring shares. New Russian securities regulations strongly discourage listed companies from waiving the buyout offer requirement, and regulators have advised Russian companies to abandon any waiver of this requirement by July 1, 2005. Our charter does not contain such a waiver and the shareholders have not waived this requirement.

Approval of the Russian Federal Anti-Monopoly Service

Pursuant to Russian anti-monopoly legislation, transactions involving companies with a combined value of assets under Russian Accounting Standards that exceeds a certain threshold or companies registered as having more than a 35% share of a commodity market, which would result in a shareholder or a group of affiliated shareholders holding more than 20% of the voting capital stock of such company, or in a transfer between such companies of property or rights to property, the value of which exceeds a certain amount, must be approved in advance by the FAS.

Notification of Foreign Ownership

Foreign persons registered as individual entrepreneurs in Russia and foreign companies, regardless of whether they are registered with the Russian tax authorities that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition. The procedure for notifying the Russian tax authorities by foreign companies that are not registered with the Russian tax authorities at the time of their share acquisitions is unclear. Other than this notification requirement, there are no requirements or restrictions with respect to the foreign ownership of our shares.

C.  Material Contracts

The following summarizes our material contracts, other than contracts entered into in the ordinary course of business, for the two years prior to the date of filing this annual report. Since the following is only a summary, you are urged to review the material contracts filed as exhibits to this annual report (or incorporated by reference) to learn their complete terms.

Agreements regarding our interest in Golden Telecom, Inc

Purchase Agreement and Subscription Agreement

On March 29, 2002, our Board of Directors decided to terminate our participation in Limited Liability Company EDN Sovintel, or Sovintel, a Russian company engaged in providing integrated telecommunications and Internet services. We sold our interest in Sovintel’s charter capital by way of a Sale and Purchase Agreement among us and SFMT-CIS, Inc., a U.S. subsidiary of Golden Telecom, and LLC Teleross, a Russian subsidiary of Golden Telecom. In exchange for our 50% interest in Sovintel’s charter capital, we received 15% of Golden Telecom’s shares, US$10 million in cash and US$46 million in non- interest bearing promissory notes issued by LLC Teleross payable 90 days after the date of the transfer of shares. These promissory notes were guaranteed by Golden Telecom and were paid in full on the expiration date. In addition, we became a party to (i) a Shareholders Agreement and Standstill Agreement between Golden Telecom and its shareholders, including us, Alfa Telecom Limited, or Alfa Telecom, a British Virgin Islands company, Capital International Global Emerging Markets Private Equity Fund, L.P., or Capital International, a Delaware limited partnership, Cavendish Nominees Limited, or Cavendish, a limited liability company organized under the laws of Guernsey, and First NIS Regional Fund SICAV, or First NIS, a private institutional fund registered under the laws of Luxembourg, and (ii) a Registration Rights Agreement between us and Golden Telecom. The transaction was reflected in our financial statements for the year ended December 31, 2002. The sale of our stake in Sovintel and acquisition of shares of Golden Telecom was completed on September 5, 2002. The proceeds from the sale of the 50% interest in Sovintel were used by us to reduce our external indebtedness.

Shareholders Agreement

The Shareholders Agreement was signed on September 5, 2002 for a term of three years. It provides that: (i) any shareholder whose interest is reduced to less than 1.5% of placed common shares shall cease to be a party to the Shareholders Agreement; (ii) in the event Alfa Telecom, the biggest shareholder, transfers shares to any third parties and, as a result of such transfer, such third parties hold at least one-third of Golden Telecom’s issued and outstanding shares, the other shareholders who are party to the Shareholders Agreement will acquire rights to sell to such third parties, a pro rated portion of their shares at the same price and on the same terms as those governing the sale of Alfa Telecom’s shares to such third parties; (iii) the board of directors will consist of nine members nominated by the major shareholders in accordance with their proportional interests. We may appoint two nominees to the board of directors, one of whom is required to be an independent director with financial expertise; (iv) if our interest in Golden Telecom falls below 10%, then the number of Rostelecom-appointed directors will be reduced to one; and (v) in relation to the directors’ approval of a transaction or a series of interrelated transactions directly or indirectly connected with property with a value in excess of 5% of the aggregate consolidated value of the assets of Golden Telecom and its subsidiaries, any two directors of the company have the right to postpone such approval for 45 days and to engage an independent consultant to examine the merit of such transactions for Golden Telecom.

Standstill Agreement

The Standstill Agreement was signed on September 5, 2002 for a term of three years. Pursuant to the Standstill Agreement, we, Alfa Telecom, CIG, Cavendish and First NIS Fund agreed, among other things, not to: (i) engage in “business combinations” with Golden Telecom (which has the meaning set out in Section 203 of the Delaware General Corporation Law); (ii) acquire shares of voting stock of Golden Telecom in excess of certain levels specified in the Standstill Agreement, and (iii) engage in proxy contests in respect of shares of voting stock of Golden Telecom, in each case, for a period of two years following the date of the Standstill Agreement. In addition, the Standstill Agreement grants to each of us, Alfa Telecom, CIG, Cavendish and First NIS Fund a limited pre-emptive right to acquire a pro rated share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the duration of the Standstill Agreement. Such right will expire: (i) by the mutual agreement of the parties to the Standstill Agreement; (ii) by the voluntary or involuntary filing of a petition for bankruptcy by or against Golden Telecom; (iii) on an event of insolvency affecting Golden Telecom or the appointment of a receiver of Golden Telecom, or (iv) on September 5, 2004.

Registration Rights Agreement

The Registration Rights Agreement was signed on September 5, 2002 and provides that: (i) Golden Telecom is required to register, at its own cost and expense and at our request, a block of our shares in Golden Telecom for the purposes of public placement in the United States. We are entitled to two registrations “on demand,” each in relation to a minimum of 1,000,000 shares, and (ii) we will be granted an additional registration of our shares in Golden Telecom if Golden Telecom registers, in its name, authorized but unissued common shares in order to raise capital or Golden Telecom registers issued but unregistered common shares on instructions from other shareholders.

Restated Shareholders Agreement, Standstill Agreement and Registration Rights Agreement

On August 19, 2003, Nye Telenor East Invest AS (Norway), or Telenor, SFMT-CIS, Inc. and Golden Telecom entered into a Stock Swap Agreement whereby (i) SFMT-CIS, Inc. acquired from Telenor a 100% interest in Comincom which, in turn, holds a 100% interest in Combellga and (ii) Golden Telecom issued shares in favor of Telenor constituting approximately 19.5% of Golden Telecom’s charter capital. One of the conditions to the closing of the Stock Swap Agreement was the execution of a restated Shareholders Agreement, Standstill Agreement and Registration Rights Agreement.

On August 19, 2003, Telenor, as a new shareholder, Golden Telecom, we, Alfa Telecom, Capital International, Cavendish and First NIS executed a restated Shareholders Agreement, Standstill Agreement and Registration Rights Agreement. The restated versions of these agreements preserve our legal status as a major shareholder of Golden Telecom as specified in the Shareholders Agreement, the Standstill Agreement and the Registration Rights Agreement, each dated September 5, 2002. The restated versions of the agreements were approved by our oard of Directors on September 16, 2003 and came into force on December 1, 2003.

Restated Shareholders Agreement

The restated Shareholders Agreement was entered into by the shareholders of Golden Telecom for an indefinite term. The restated Shareholders Agreement makes certain amendments and additions to the original Shareholders Agreement including, among others, that: (i) any shareholder whose interest falls below 3% of Golden Telecom’s issued and placed shares shall cease to be a party to the restated Shareholders Agreement; (ii) the restated Shareholders Agreement shall cease to apply in the event a shareholder acquires an interest of greater than 50% of Golden Telecom’s charter capital; (iii) the board of directors shall consist of ten members. The number of directors may be increased at any time by the board of directors; (iv) if our interest falls below 10%, the number of Rostelecom-appointed directors is to be reduced in accordance with the terms of the restated Shareholders Agreement. For two years following the entry into force of the restated Shareholders Agreement, we retain the right to appoint two directors provided our interest in Golden Telecom’s charter capital equals at least 10%; (v) the sale of a 10% interest in Golden Telecom by a shareholder to a third party is subject to the preemption rights of other shareholders holding at least a 10% interest in Golden Telecom and (vi) no shareholder may acquire a 50% or greater interest in Golden Telecom unless such acquisition is by way of a tender offer to other shareholders.

Restated Standstill  Agreement

The restated Standstill Agreement did not materially change the terms of the Standstill Agreement. Provisions designed to preserve the level of shareholders’ current interests in Golden Telecom were incorporated into the restated Shareholders Agreement rather than the restated Standstill Agreement.

Restated Registration Rights Agreement

The restated Registration Rights Agreement did not materially change the terms of the Registration Rights Agreement. The minimum number of shares that Golden Telecom is required to register at our request was reduced from 1,000,000 to 500,000.

Agreements regarding interest in RTC-Leasing

Consortium Agreement

On September 3, 2001, a tripartite agreement, or the Consortium Agreement, was executed among us and Rostelecom-Garantia (together, the initial shareholders), which collectively held a 100% interest in RTC-Leasing as of September 3, 2001, CJSC CB Severo-Zapadny (North-West) Telecombank, NP TSIPRT, CJSC CB Russian Industrial Bank, CJSC Gamma-Invest and CJSC KFP-Finance (together, the Consortium) and RTC-Leasing. The primary goal of the Consortium Agreement was to increase the market value of the shares of RTC-Leasing.

Under the Consortium Agreement, the Consortium undertook, among other things:

•	within three years of the date of the Consortium Agreement, to procure for RTC-Leasing new clients contributing not less than US$330 million under lease agreements;

•	within three years of the date of the Consortium Agreement, to provide RTC-Leasing with financing, on market terms, sufficient to acquire assets necessary to meet the demands of the new clients; and

•
within three years of the date of the Consortium Agreement, to provide RTC-Leasing with access to the leasing market for regional telecommunications companies. Such obligation would be fulfilled in the event that RTC-Leasing entered into a cooperation agreement with Svyazinvest and entered into new leasing agreements with regional telecommunications companies with a collective value to RTC-Leasing of no less than US$200 million.

Since  2001, we have not used leasing to finance our acquisition of telecommunications equipment. The share of contracts with us in the portfolio of RTC-Leasing decreased from almost 100% to approximately 1% in 2004.

At the same time, we maintained control over RTC-Leasing through our ability to appoint a majority of directors including the chairman of the board of directors of RTC-Leasing and the General Director of RTC-Leasing.

At the beginning of 2003, we proposed a revision of the terms of the Consortium Agreement and formulated new, more specific objectives to be specified in the Supplement Agreement (described below).

Supplement Agreement

To define the specific obligations of the Consortium, the parties re-negotiated the terms of the Consortium Agreement. In May 2003, the initial shareholders, the Consortium and RTC-Leasing signed a supplement to the Consortium Agreement, or the Supplement Agreement, which obligated the Consortium to perform certain actions, which should result in:

•	writing-off our liabilities to RTC-Leasing in the amount of not less than RUR 1.8 billion within a 6 month period from the Supplemental Agreement signing date;

•
selling shares of RTC-Leasing owned by the initial shareholders to a third party for a total amount of not less than RUR 750 million within a 6 month period from the Supplemental Agreement signing date; and

•	canceling of all guarantees and pledges provided by us in respect of loans payable by RTC-Leasing within a 12 month period from the Supplemental Agreement signing date.

The Consortium Agreement provides that, in the event that the Consortium fails to duly fulfill any of its above undertakings, the initial shareholders will have the right to repurchase from the Consortium the additional shares placed with the Consortium at a nominal price.

The signing of the Supplement Agreement marked the second stage of the long-term development program of RTC-Leasing, through which we aimed to improve the transparency of our business portfolio, reduce debt as well as reduce the credit risks associated with the guarantees and pledges issued by us to secure RTC-Leasing’s external obligations, sell a non-core asset on favorable terms and receive a substantial amount of cash to be invested in our main business development.

Stock Sale and Purchase Agreements

On October 24 and 27, 2003, we, Rostelecom-Garantia and Raiffeisenbank, acting as a broker for an undisclosed third party purchaser, signed a number of stock sale and purchase agreements, or the Stock Sale and Purchase Agreements, in accordance with the terms of the Consortium and Supplement Agreements, given that the following pre-requisites set forth in the Consortium and Supplement Agreements had been fulfilled:

•	RTC-Leasing had satisfied in full its third-party obligations secured by our guarantees and pledges; and

•
our governing bodies and those of RTC-Leasing had approved terms regarding the restructuring of our liabilities to RTC-Leasing, and the existing leasing agreements between the companies had been amended accordingly.

Pursuant to the Stock Sale and Purchase Agreements, we and Rostelecom-Garantiya sold our interests in RTC-Leasing, being 27.06% and 3.02%, respectively, to Raiffeisenbank for RUR 790 million.

Restructuring of Our Obligations to RTC-Leasing under the Lease Agreements

Termination Agreement

On October 2, 2003, we and RTC-Leasing entered into a termination agreement relating to the termination of a number of our lease payment obligations with a value of RUR 302.85 million, which arose pursuant to a leasing agreement dated May 24, 1999 between us and RTC-Leasing. We, as consideration for the termination of such payments, returned to RTC-Leasing promissory notes totaling RUR 302.85 million previously issued by RTC-Leasing to us.

Amended Lease Agreements dated October 2, 2003

On October 2, 2003, we and RTC-Leasing entered into forty-seven first amended agreements relating to the Lease Agreements. The terms of the Lease Agreements were amended so that:

•	a first payment totaling RUR 3,677 million under the Lease Agreements would be made by us to RTC-Leasing on October 1, 2005;

•	a second payment totaling RUR 1,421.7 million under the Lease Agreements would be made by us to RTC-Leasing on October 1, 2015.

The agreements also specified terms for the transfer of title to us of the property leased by us under the Lease Agreements. Title to the leased equipment would be transferred to us in the event of:

(i)	discharge by us of our obligations under the Lease Agreements; or

(ii)	assignment by RTC-Leasing of its rights under the Lease Agreements to a third party; or

(iii)	termination of our obligations under the Lease Agreements on any other grounds.

Second Amended Lease Agreements dated December 26, 2003

On December 26, 2003, we and RTC-Leasing entered into forty-seven second amended agreements relating to the Lease Agreements. The terms of the Lease Agreements were amended so that:

•	a first payment totaling RUR 3,140.4 million under the Lease Agreements would be made by us to RTC-Leasing on January 28, 2004;

•	a second payment totaling RUR 1,958.5 million under the Lease Agreements would be made by us to RTC-Leasing on January 30, 2034.

On January 28, 2004, we paid RTC-Leasing RUR 3,140.4 million in accordance with the second amended Lease Agreements.

Novation Agreements

On January 29, 2004, we and RTC-Leasing entered into the forty-seven Novation Agreements with respect to the Lease Agreements. Our obligation to make the second payment pursuant to the second amended Lease Agreements on January 30, 2004 was substituted by our obligation, as a borrower under the Novation Agreements, to pay RUR 2,311 million (RUR 1,958.5 million plus VAT at 18%) plus interest of 0.1% per annum on June 30, 2038 to RTC-Leasing.

On January 30, 2003, following the termination of our obligations under the Lease Agreements, RTC-Leasing transferred to us the title to the property leased by us under the Lease Agreements.

Assignments

On February 12, 2004, RTC-Leasing and Westelcom, our 100% owned subsidiary, entered into forty-seven assignments whereby RTC-Leasing undertook to assign to Westelcom its rights under the Novation Agreements for consideration of RUR 368 million. Westelcom was required to pay such consideration within 30 business days of the assignment date. The Assignments were conditional upon Westelcom obtaining approval from the Russian anti-monopoly government authority, which approval was obtained on March 23, 2004. On March 24, 2004, RTC-Leasing assigned its rights under the Novation Agreements to Westelcom. Westelcom paid consideration of RUR 368 million to RTC-Leasing on April 29, 2004.

As of December 31, 2004, we had no indebtedness to RTC-Leasing.

Restructuring of Our Obligations to Vnesheconombank

We entered into a JPY 11,601 million (RUR 3,089 million) credit agreement in August 1994 with the Council of Ministers of the government of the Russian Federation and Vnesheconombank. The principal of the loan was repayable in equal annual installments of JPY 2,105 million, with the final payment due not later than October 2001. The interest rate was 3% per annum. Our payment obligations under this agreement were restructured in 2003 pursuant to an agency agreement entered into by us and Alfa Bank. Under this agreement, Alfa Bank repaid the debt obligation under the original credit agreement, and we issued promissory notes to Alfa Bank for approximately US$98.6 million at an interest rate of 5.94% per annum payable in six equal semi-annual installments, to be redeemed within 36 months of the date of the agency agreement. As of December 31, 2004, the total value of our outstanding promissory notes to Alfa Bank equaled US$48.6 million. For additional information regarding the original JPY-denominated credit agreement, our technical default thereunder and the agency agreement with Alfa Bank, see “Item 13. Defaults, Dividend Arrearages and Delinquencies - A. Defaults.”

D.  Exchange Controls

The Federal Law on Currency Regulation and Currency Control which came into effect as of June 18, 2004, empowers the government and the Central Bank of Russia to regulate and restrict certain foreign currency operations, including certain types of payments in foreign currency, operations involving foreign securities (including ADSs) and domestic securities (including our common shares), as well as certain types of settlements in rubles between residents and non-residents of Russia. As the new regulatory regime is very recent and untested, it is currently unclear how it will be applied in practice. In particular, it remains uncertain whether it will be more or less restrictive than the prior laws and regulations it replaced.

Capital import and export restrictions

Pursuant to the Federal Law on Currency Regulation and Currency Control, the government and the Central Bank of Russia have the power to restrict, in particular, the following operations:

•	investments (not involving the acquisition of securities) by Russian residents into participatory interests in joint ventures with foreign investors or acquired from foreign investors;

•	acquisition of Russian securities by foreign investors and foreign securities by Russian investors;

•	grants or receipts of loans and credits between residents and non-residents of Russia;

•	payments for export-import transactions with settlement over 180 days (and in limited cases, from over three to five years) following completion; and

•	the opening by Russian residents of bank accounts outside Russia and the transfers by Russian residents to such accounts of their funds from domestic accounts.

Restrictions that may be introduced include:

•	the requirement for Russian residents to register their accounts in foreign banks with the Russian tax authorities prior to the opening of such accounts (the “prior registration requirement”);

•	the requirement to perform the operations listed above through special banking accounts with authorized Russian banks (the “requirement to use a special account”); and

•	the requirement to deposit in a special non-interest bearing account with an authorized Russian bank (the “reservation requirement”) a monetary sum of:

•	up to 100% of the amount of the foreign currency operation in question for a period of time not exceeding 60 days; or

•	up to 20% of the amount of the foreign currency operation in question for a period of time not exceeding one year.

As of the date hereof, the prior registration requirement has been introduced in respect of foreign currency accounts in banks located in countries which are not members of the Organization for Economic Co-operation and Development, or OECD, and the Financial Action Task Force on Money Laundering, or FATF, established by the G-7, and in respect of ruble accounts in banks located in countries which are members of OECD or FATF.

As of the date hereof, the requirement to use a special account has been introduced in respect of acquisitions of Russian securities by foreign investors and foreign securities by Russian investors and in respect of the grant or receipt of loans and credits between residents and non-residents of Russia. In particular, the following operations are subject to the requirement to use special accounts:

•	receipt by residents of Russia from non-residents of foreign currency and ruble loans and credits with maturities of less than three years;

•	acquisition of foreign securities (such as ADSs) by Russian investors; and

•	acquisition of Russian securities (such as our shares) by foreign investors.

As of the date hereof, the reservation requirement has been introduced, in particular, in respect of:

•
investments by Russian residents into participatory interests in joint ventures with foreign investors or acquired from foreign investors in the amount of 25% of the sum of the performed currency transaction for 15 days;

•	receipt by residents of Russia of foreign currency and ruble loans and credits with maturities of less than three years in the amount of 2% of the loan/credit for one year;

•	acquisition of foreign securities (such as ADSs) by Russian investors in the amount of 25% of the sum payable for the securities for 15 days;

•
pre-payment by Russian residents for the import of works, services and rights to intellectual property to be transferred by non-residents more than 180 days following the pre-payment, in the amount of 10% of the sum of pre-payment excluding the value of the consideration received from non-residents, for a period of time not exceeding 15 days; and

•
transfer of funds by Russian companies and individual entrepreneurs from their accounts in Russian banks to their accounts in foreign banks, in the amount of 25% of the sum of the transfer for 15 days (except for transfers to support foreign representative offices of Russian companies).

Up to US$150,000 worth of foreign securities in one calendar year may be purchased by Russian individuals from non-residents without any of the above restrictions.

While at present restrictions imposed on foreign currency operations are limited in scope, the statutory powers of the government and the Central Bank enable them to:

•	increase the reservation requirements by an increase in the amount and/or the period of reservation; and/or

•	extend the reservation requirements and other restrictions to other types of foreign currency operations envisaged by the Federal Law on Currency Regulation and Currency Control.

Additionally, Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exemptions, covering, in particular, certain types of secured financing) and convert 10% of export receivables in foreign currency into rubles within seven days of the date on which they were received (also with a limited number of exemptions). Furthermore, certain types of cross-border operations may be performed only in rubles, including, for example, transactions with domestic securities, such as our shares, between residents and non-residents of Russia. These requirements increase balances in our ruble-denominated accounts and, consequently, our exposure to currency devaluation risk.

Restrictions on the remittance of dividends, interest or other payments to non-residents

The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may materially affect your ability to do so.

Currently, ruble dividends on ordinary shares may be converted into U.S. dollars without restriction. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

E.  Taxation

The following discussion describes the material United States federal and Russian income and withholding tax consequences to you if you are a U.S. holder of ordinary shares or ADSs and a resident of the United States for purposes of the United States-Russia income tax treaty and are fully eligible for benefits under the United States-Russia income tax treaty. Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes that is entitled to treaty benefits if you are:

•
liable, under the laws of the United States, to U.S. tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and

•	not also a resident of the Russian Federation for Russian tax purposes.

The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs or ordinary shares in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person’s permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office, and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the

Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

          The following discussion is based on:

•	the United States Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof;

•	Russian legislation; and

•	the United States-Russia income tax treaty (and judicial and administrative interpretations thereof);

all as in effect on the date of this document. All of the foregoing is subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company, foreign personal holding company or foreign investment company for the taxable year ending in 2004, we are not a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future.

However, passive foreign investment company, foreign personal holding company and foreign investment company determinations are made annually and may involve facts that are not within our control. If we or one of our subsidiaries were a foreign personal holding company, a U.S. holder would be treated as receiving a dividend at the end of each taxable year in an amount equal to its pro rata share of that corporation’s undistributed foreign personal holding company income and would be subject to other adverse U.S. federal tax consequences. The American Jobs Creation Act of 2004, or the Act, was recently enacted into law. The Act repeals the foreign personal holding company and foreign investment company rules for taxable years of foreign corporations beginning after December 31, 2004, and taxable years of U.S. holders with or within which such taxable years of foreign corporations end.

The following discussion is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential United States federal or Russian income and withholding tax consequences to you of ownership of ordinary shares or ADSs. We urge you to consult your own tax adviser regarding the specific United States federal, state, and local and Russian tax consequences of the ownership and disposition of the ordinary shares or ADSs under your own particular factual circumstances.

Russian Income and Withholding Tax Considerations

The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and limited interpretive guidance. Russian tax authorities have provided limited guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In 2005, the Russian Ministry of Finance stated that ADS holders must be treated as the beneficial owners of the underlying shares for purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares. However, double tax treaty relief is available only if, before the transfer of dividends to the depository, the latter has provided the issuer with a list of ADS holders accompanied by each holder’s tax residency certificate (confirmation of the country of tax residence). It is currently unclear whether depositories will be willing or able to provide residency certificates for ADS holders or implement procedures for holders to benefit from applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia income tax treaty, in practice such relief may be difficult or impossible to obtain.

However, if the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the benefits discussed below regarding the United States-Russia income tax treaty would not be available to U.S. holders. Russian tax law and procedures are also not well developed, and local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

Currently, the Russian government is in the process of replacing the existing tax legislation with a comprehensive Tax Code, but it is unclear when this process will be completed and how U.S. holders would be affected. As of January 1, 1999, Part 1 (General) of the Tax Code went into effect. This law defines the general principles of taxation in Russia, defines the legal status of taxpayers and tax agencies and determines general rules of tax filings and tax control, as well as procedures for challenging tax agencies. Part 1 also specifies all the taxes that can be imposed by federal and local authorities. Further, on January 1, 2001, Part 2 of the Tax Code went into effect, providing a description of the most significant taxes.

Taxation of Dividends

Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate for legal entities and up to a 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company’s outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities, owning less than 10% of the company’s outstanding shares. See “United States-Russia Income Tax Treaty Procedures.”

If the appropriate documentation has not been provided to us before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for refund within three years with the Russian tax authorities. There is significant uncertainty regarding the availability and timing of such refunds.

Taxation of Capital Gains

U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or ordinary shares outside of Russia if the shares or ADSs are not sold to a Russian resident. Sales or other dispositions of ADSs or ordinary shares to Russian residents, however, may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale. However, there is no mechanism by which a Russian purchaser would be able to effect this withholding upon purchasing ADSs from a U.S. holder in connection with the sale of ADSs on the New York Stock Exchange.

U.S. holders may be able to claim the benefits of a reduced rate of withholding under the United States-Russia income tax treaty on the disposition of shares of ordinary shares or ADSs to Russian residents, or obtain a refund of any withheld amounts at rates different from provided in the treaty, by relying on the United States-Russia income tax treaty and complying with the appropriate procedures described below.

Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs if immovable property situated in Russia constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

United States-Russia Income Tax Treaty Procedures

Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits in the manner required by Russian law.

A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, social security number, tax return form number and the tax period for which certification is required, to: IRS-Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

If tax is withheld by a Russian resident on dividends or other amounts at a rate different from provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the end of the year in which the withholding occurred for individual U.S. holders. The package should include the appropriate form (1011DT (2002) for non-dividend income and 1012DT (2002) for dividend income), confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

Neither the depositary nor us has or will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

United States Federal Income Tax Considerations

The following is a general description of the material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs or ordinary shares who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or a political subdivision thereof, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions or, if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or ordinary shares, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

•	an insurance company;

•	a tax-exempt organization;

•	a financial institution;

•	a person subject to the alternative minimum tax;

•	a person who is a broker-dealer in securities;

•	an S corporation;

•	an expatriate subject to Section 877 of the United States Internal Revenue Code;

•	an owner of, directly, indirectly or by attribution, 10 percent or more of the outstanding shares of ordinary shares; or

•	an owner holding ADSs or ordinary shares as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to you if you will hold ordinary shares or ADSs as “capital assets” within the meaning of Section 1221 of the United States Internal Revenue Code and your functional currency is U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

For purposes of applying United States federal income and withholding tax law, a holder of an ADS should be treated as the owner of the underlying shares of ordinary shares represented by that ADS.

The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by United States persons of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate United States persons, as described below. Accordingly, the analysis of the creditability of Russian taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate United States persons, could be affected by future actions that may be taken by the United States Treasury.

Taxation of Dividends on Ordinary Shares or ADSs

For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to ordinary shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning after December 31, 2002 and before January 1, 2009, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the U.S. Exchange or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company.” The Act repeals the foreign personal holding company and foreign investment company rules for taxable years of foreign corporations beginning after December 31, 2004, and taxable years of U.S. holders with or within which such taxable years of foreign corporations end. Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of ordinary shares. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in ordinary shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on ordinary shares or ADSs, which is generally available for dividends paid by U.S. corporations.

If a dividend distribution is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is includible in income by you, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in your income to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss. You may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent the United States dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

Russian withholding tax at the rate applicable to you under the United States-Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If, however, the holder of an ADS is not treated as the owner of the underlying ordinary shares represented by the ADS for U.S. federal income tax purposes, then Russian withholding tax would not be treated as a foreign income tax eligible for credit as described in the preceding sentence. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States-Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

A dividend distribution will be treated as foreign source income and will generally be classified as “passive income” or, in some cases, “financial services income” for United States foreign tax credit purposes. The Act modifies the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under the Act, dividends generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.” The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

Taxation on Sale or Exchange of Ordinary Shares or ADSs

The sale of ordinary shares or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted basis in such ordinary shares or ADSs. That gain or loss will be capital gain or loss if the ordinary shares or ADSs are capital assets in your hands and will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year. If you are an individual, such realized long-term capital gain is generally subject to a reduced rate of United States federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

Deposits and withdrawals of ordinary shares by you in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain realized on the sale of ordinary shares or ADSs will generally be treated as U.S. source income and therefore the use of foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. You are strongly urged to consult your own tax advisors as to the availability of tax credits for any Russian taxes withheld on the sale of ordinary shares or ADSs.

Information Reporting and Backup Withholding

Dividends and proceeds from the sale or other disposition of ordinary shares or ADSs that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules and U.S. backup withholding tax, unless you are a corporation or other exempt recipient. In addition, you will not be subject to backup withholding if you provide your taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding, but such holders may be required to provide certification as to their non-U.S. status.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We are subject to the informational requirements of the U.S. Exchange Act, and in accordance therewith file periodic reports and other information with the SEC.

These materials, including this annual report and the exhibits hereto filed by us, may be examined without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may also obtain information regarding the operation of the SEC’s Public Reference Room by calling 1800-SEC-0330.

The SEC also maintains a website at http://www.sec.gov that contains reports and other information that registrants file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval system (EDGAR). Information regarding us is also available on our website at http://www.rt.ru/en. Information included in our website does not form part of this annual report.

I.  Subsidiary Information

Not applicable.

Item 11.  Qualitative and Quantitative Disclosures About Market Risk

Our significant market risk exposures are interest rate risk and exchange rate risk. Interest rate risk mainly relates to floating rate debt denominated primarily in U.S. dollars and euros. As of December 31, 2004, approximately 18% of our interest bearing loans carried floating interest rates, as compared to approximately 7% as of December 31, 2003. Exchange rate risk relates to our foreign currency indebtedness and, to a lesser extent, our foreign currency denominated cash, receivables and payables and foreign currency denominated revenues and costs. As of December 31, 2004, 100% of total borrowings were denominated in foreign currencies, as compared to approximately 82% as of December 31, 2003. We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps or forward rate agreements, to manage these market risks.

Our consolidated financial statements are presented in Russian rubles. For the year ended December 31, 2004, approximately 12%, as compared to approximately 14% for the year ended December 31, 2003, of our revenues were denominated in currencies other than the Russian ruble, principally in U.S. dollars and Special Drawing Rights (“SDR”), which is valued on the basis of a basket of key international currencies and serves as a settlement unit between us and a number of foreign telecommunications operators. For the year ended December 31, 2004, approximately 27% of our costs (excluding depreciation and bad debt expense) are denominated in currencies other than the Russian ruble, principally SDR and U.S. dollar, as compared to approximately 29% for the year ended December 31, 2003. We receive foreign currency revenues from incoming ILD calls and incur foreign currency expenses for outgoing ILD calls. In 2004, we were a net payer of foreign currency because the volume of outgoing ILD traffic exceeded the volume of incoming ILD traffic and we paid more foreign currency to foreign operators than we received. The net balance denominated in foreign currencies (principally in SDR and U.S. dollars) payable by us to foreign operators was RUR 954 million as of December 31, 2004, as compared to RUR 565 million as of December 31, 2003. To the extent that we are not naturally hedged against changes in exchange rates, we are exposed to foreign exchange gains and losses. We are not engaged in any active hedging of the foreign exchange risk arising out of our operating activities.

Interest Rate Sensitivity

As of December 31, 2004, we had outstanding borrowings of RUR 1,884 million of which approximately RUR 348 million bore interest at floating rates, as compared to outstanding borrowings of RUR 3,573 million of which approximately RUR 260 million bore interest at floating rates, as of December 31, 2003. The interest rate on our floating rate debt is determined principally by reference to London Inter Bank Offered Rate (LIBOR) and European Inter Bank Offered Rate (EURIBOR). For the year ended December 31, 2004, the additional net financing expense that would have resulted from a hypothetical, instantaneous and unfavorable change of 1000 basis points in the interest rate applicable to these loans is approximately RUR 29 million, as compared to approximately RUR 37 million for the year ended December 31, 2003. The above sensitivity analysis is based on the assumption of an unfavorable 1000 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each category.

Exchange Rate Sensitivity

We have exchange rate exposure primarily with respect to indebtedness denominated in currencies other than the ruble. As of December 31, 2004, RUR 1,884 million of our interest bearing loans, as compared to RUR 2,918 million as of December 31, 2003, are denominated in foreign currencies, including RUR 188 million in Japanese Yen, RUR 1,457 million in U.S. dollars and RUR 239 million in euros. The additional interest expense that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately RUR 13 million. For the year ended December 31, 2004, such a change would also have resulted in an estimated foreign exchange loss of approximately RUR 188 million as compared to RUR 292 million for the year ended December 31, 2003. This sensitivity analysis assumes an unfavorable 10% fluctuation in the exchange rates affecting the foreign currencies in which the indebtedness is denominated. Between January 1, 2005 and June 27, 2005, the Russian ruble has increased in value by approximately 1.7% as compared to the Japanese Yen, decreased by approximately 3.6% as compared to the U.S. dollar and increased approximately 8.7% as compared to the euro.

Item 12.  Description of Securities Other Than Equity Securities

None

Item 13.  Defaults, Dividend Arrearages and Delinquencies

A.  Defaults

We entered into a JPY 11,601 million (RUR 3,089 million) credit agreement, dated August 16, 1994, or the Debt Obligation, with the Council of Ministers of the government of the Russian Federation and Vnesheconombank. The principal of the loan was repayable in equal annual installments of JPY 2,105 million, with the final payment due not later than October 2001. The interest rate was 3% per annum. In 2000, a resolution was passed by the government providing for the restructuring of the indebtedness over a 10-year period at an interest rate of 3% per annum. In accordance with the provisions of the resolution, we entered into negotiations in 2001 with respect to restructuring this credit agreement. However, as the resolution did not specify the procedure for the debt restructuring, as of December 31, 2002 and 2001, we were technically in default with respect to the principal and interest on the Debt Obligation.

As of December 31, 2002, our overdue indebtedness under the Debt Obligation was JPY 14,165 million, including JPY 11,601 million (RUR 3,089 million) of principal, JPY 45 million (RUR 12 million) of interest and JPY 2,519 million (RUR 667 million) of fees and penalties.

On May 12, 2003, our Board of Directors approved the restructuring of the Debt Obligation with Alfa Bank to act as agent. In June 2003, we, the Russian government and Vnesheconombank agreed that we would restructure the Debt Obligation pursuant to the terms of a new government resolution adopted pursuant to the Federal Law on the Federal Budget for the Year 2003. We agreed with Alfa Bank to restructure the Debt Obligation on the terms of an agency agreement dated June 2003. Our obligations under the Debt Obligation would be terminated (except with regard to interest due on overdue payments) upon Alfa Bank repaying the Debt Obligation by purchasing from its own funds, and transferring to the Russian government, certain outstanding Russian government securities or debts denominated in foreign currencies, as prescribed in the new government resolution. Such transfer was made in June 2003 and the Russian government confirmed the termination of our obligations under the Debt Obligation. In exchange for the termination of our obligations, we issued promissory notes to Alfa Bank for approximately US$98.6 million at an interest rate of 5.94% per annum payable in six equal semi-annual installments, to be redeemed within 36 months of the date of the agency agreement. The agency agreement provides for the possibility of early redemption of the promissory notes by us at our sole discretion. Pursuant to the terms of the agency agreement, we paid a fee to Alfa-Bank of US$100,000. On September 16, 2003, pursuant to a Russian government resolution, the Russian government waived our obligation to repay interest on overdue amounts under the Debt Obligation because our obligations under the Debt Obligation had been satisfied. As of December 31, 2004, the total value of our outstanding promissory notes to Alfa Bank equaled US$48.6 million.

As of the date of this annual report, we are not in default on any payment of principal or interest, a sinking or purchase fund installment.

B.  Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

We are committed to maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management’s judgment.

In the course of the audit of our financial statements for the year ended December 31, 2004, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. The Public Company Accounting Oversight Board’s Auditing Standard No. 2 defines a material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the material weaknesses, our chief executive officer and chief financial officer concluded that, as of December 31, 2004, the end of the period covered by this report, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms.

The following material weakness in our internal control over financial reporting has been identified:

•
Given the size of our company and our consolidated subsidiaries, complexity of business transactions, number of locations, increasing requirements from the regulatory bodies (including those introduced by the Sarbanes-Oxley Act), the absence of a sufficiently integrated information system to support the process for IFRS financial reporting and lack of effective communications, the number of appropriately qualified and skilled employees within our IFRS financial reporting department is not adequate to fully meet the IFRS, U.S. GAAP and SEC reporting requirements.

In addition, in the course of the audit of our financial statements for the year ended December 31, 2004, our independent registered public accounting firm identified two reportable conditions. Reportable conditions, as that term is defined under the standards established by the American Institute of Certified Public Accountants, are significant deficiencies in the design or operation of internal control, which could, in the judgment of the independent registered public accounting firm, adversely affect the company’s ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements. Specifically, our independent registered public accounting firm reported that:

•
there is a process in place, which is not sufficient to ensure that all related parties as defined by IFRS, U.S. GAAP and SEC rules and regulations are identified and the nature of relationships and respective transactions are disclosed in the consolidated financial statements and this annual report; and

•
an Audit Committee has been formed only at the end of the reporting period in December 2004 and, as of the date of the auditor’s report, none of the members of the Audit committee was recognized as an “audit committee financial expert.”

The material weakness and reportable conditions were considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements and thus led them to perform additional procedures and verifications. Our independent registered public accounting firm issued an unqualified opinion on our annual consolidated financial statements included herein which confirmed that our consolidated financial statements included herein present fairly, in all material respects, our consolidated financial position as of December 31, 2004 and 2003, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2004 in conformity with International Financial Reporting Standards.

We have taken and continue to take several steps to correct the material weakness and reportable conditions.

Material Weakness

In 2004 and 2005, we increased the size of our financial reporting department by 2 employees, bringing the total number of employees to 12, 4 of whom have ACCA or DipIFR certifications. In addition, we introduced a new continuing education program for key financial personnel that includes courses of instruction for the ACCA and CPA examinations. However, our ability to address this material weakness is impeded by the fact that Russia has available only a small number of accounting personnel with IFRS expertise and there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of IFRS, U.S. GAAP or other international standards. Such competition makes it difficult for us to hire and retain such personnel, and our key accounting staff may leave our company. Under these circumstances, we have had difficulty in remedying the material weakness identified by our independent registered public accounting firm.

Reportable Conditions

During 2004 and the first half of 2005, we developed a new procedure for identifying related parties, the nature of related party relationships and related party transactions in an effort to ensure that the same are properly disclosed in our consolidated financial statements and periodic reports. The new procedure provides for the regular gathering of information regarding our related parties, including the quarterly compilation and updating of a list of related parties, with a Taxpayer Identification Number (TIN) assigned as a unique identification number to each related party identified, and the use of this list to constantly monitor related party transactions and ensure their proper disclosure in our financial statements and periodic reports. We are now implementing this new procedure and expect to finalize implementation in the third quarter of 2005.

Our Audit Committee was established by our Board of Directors on December 21, 2004. The Audit Committee Regulations require that the Audit Committee be comprised of three independent directors and one non-executive director with non-voting “observer” status. Since its establishment, the Audit Committee has devoted significant attention to overseeing the preparation of our six month and annual consolidated financial statements for 2004, developing internal control, fraud management and other control procedures.

Our current Audit Committee was appointed on June 25, 2005 and is comprised of three independent directors, Natalia A. Terentyeva, Valery V. Degtyarev and Mikhail V. Slipenchouk, and one non-independent, non-executive director, Stanislav P. Avdiyants, who has “observer” status without the power to vote on Audit Committee decisions. Also on June 25, 2005, the Board of Directors determined that Natalia A. Terentyeva is an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

Additional Remedial Measures

In addition to the preceding remedial measures we have taken and continue to take to correct the material weakness and reportable conditions, we have also been working since 2003 with independent consultants, PricewaterhouseCoopers, to improve our internal control over financial reporting. As of the date of this annual report, we have implemented the following additional measures:

•	Formalizing descriptions of core business processes and controls.

•	Developing a list of recommendations for improvement.

•	Began implementation of the improved controls and preparation for their testing.

In 2004, PricewaterhouseCoopers performed an analysis of our control environment as of the end of 2003 and reported certain areas in need of improvement. These areas include, but are not limited to, our revenue assurance and risk management functions, anti-fraud management system, and general computer controls.

In 2005, with the assistance of PricewaterhouseCoopers and another consulting company, General Management Consulting Services (GMCS), we began to implement Microsoft Office Solution Accelerator for Sarbanes-Oxley (MOSASO) to enhance our internal control over financial reporting. Implementation of MOSASO is aimed at improving our corporate governance, increasing the transparency of our internal controls, and facilitating management’s evaluation of our internal control over financial reporting. MOSASO allows us to automate many of the steps relating to our internal control over financial reporting, including the registration and monitoring of control procedures; the evaluation, management and enhancement our internal control system; and the preparation of reports on the evaluation of our internal control system.

In addition, in January 2005 we created an Internal Control System Management Department supervised by the Deputy General Director on Quality Management. This department is currently comprised of 6 employees, including the head of the department. The main responsibilities of this new department include:

•	designing, implementing and maintaining the integrity of our system of internal control over financial reporting;

•	monitoring our internal control system for compliance with Sarbanes-Oxley Act requirements; and

•	coordinating the assessment by the independent registered public accounting firm of our internal controls.

Although we have undertaken the foregoing initiatives, the existence of a material weakness and reportable conditions is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period. In addition, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date. We are taking steps to refine our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, which will take effect beginning with the year ending December 31, 2006, and the efficacy of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review supported by confirmation and testing by management and by our internal auditors, as well as audit committee oversight. As a result, additional changes will be made to our internal control over financial reporting. See “Item 3. Key Information - D. Risk Factors - Our independent registered public accounting firm reported a material weakness in our internal control over financial reporting and we may not be able to remedy this material weakness or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.”

Other than the foregoing steps, since the date of the evaluation supervised by our management, there have been no material changes in our disclosure controls and procedures, or our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, our disclosure controls and procedures or our internal control over financial reporting.

Item 16.A.  Audit committee financial expert

The Board of Directors has determined that Natalia A. Terentyeva is an “audit committee financial expert” as defined in Item 16.A. of Form 20-F. Ms. Terentyeva is an independent board member as defined under the New York Stock Exchange Listing Standards as determined by the Board of Directors on June 25, 2005.

Item 16.B.  Code of Ethics

On April 28, 2004, the Board of Directors adopted our Code of Ethics. A copy of the Code of Ethics is available on our website, http://www.rt.ru/en.

The Code of Ethics was prepared with the aim of satisfying the requirements and recommendations of the New York Stock Exchange and the SEC. It sets forth standards for the business conduct and ethical behavior of members of our Board of Directors, Audit Commission, officers and employees including:

•	full compliance with the requirements of all applicable laws, rules and regulations;

•	compliance with a required standard of business ethics and with methods of resolving conflicts of interest between personal and professional activities;

•	prompt and full disclosure of information to be submitted to Russian and foreign governments, regulatory agencies, stock exchanges, shareholders, investors and other stakeholders;

•	compliance with the requirements of our internal regulations with respect to the safekeeping and use of confidential information obtained as a result of the performance of official duties;

•	prohibitions against the abuse of official powers for personal gain, including the use of our property; and

•	notification to the Nominations and Compensation Committee of breaches of the Code of Ethics and, if required, of any consideration of a possible waiver from the Code of Ethics.

As of the date of this annual report, no waivers, including implicit waivers, from the provisions of the Code of Ethics had been granted.

Item 16.C.  Principal Accountant Fees and Services

Audit fees

For professional services rendered for the audits of our financial statements and our consolidated subsidiaries for the fiscal years ended December 31, 2004 and 2003, Ernst & Young (CIS) Limited and its affiliate CJSC Ernst & Young Vneshaudit (hereinafter collectively referred to as Ernst & Young) billed a total of US$925,000 and US$1,458,900, respectively. These amounts are net of VAT and include fees billed for audits of our and certain of our consolidated subsidiaries’ financial statements prepared under both International Financial Reporting Standards and Russian statutory accounting regulations and the reading of the information included in our annual reports.

Audit-related fees

For professional audit-related services rendered, Ernst & Young billed us and our consolidated subsidiaries a total of US$60,000 and US$255,000, net of VAT, in 2004 and 2003, respectively. Audit-related services included the review of interim financial statements.

Tax fees

None.

All other fees

For other services rendered, Ernst & Young billed our consolidated subsidiaries a total of US$0 and US$1,636, net of VAT, in 2004 and 2003, respectively. Other services included services related to the provision of training programs.

Pre-approval policies and procedures

Since our Audit Committee was created only on December 21, 2004, all of the audit and audit-related services described above were pre-approved by the Board of Directors, acting as an Audit Committee. The Board of Directors considered whether the non-audit services rendered by Ernst & Young were compatible with maintaining its independence as auditors of our financial statements and determined that they were.

No hours expended by Ernst & Young to audit our financial statements for 2004 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

In accordance with its Regulations, the Audit Committee is directly responsible for the recommendation, compensation, retention and oversight of our independent auditors. The Audit Committee recommends the independent auditors to the Board of Directors, and the Board of Directors nominates the independent auditors for approval by the general shareholders’ meeting in accordance with the requirements of Russian legislation.

Item 16.D.  Exemptions from the Listing Standards for Audit Committees

In accordance with Rule 10A-3(d) of the U.S. Exchange Act, we are required to disclose all exemptions from independent standards relating to the Audit Committee.

As of the date of this annual report, we relied on one exemption from the independence requirements of U.S. Exchange Act Rule 10A-3 (b)(1)(ii)(B) which allows foreign private issuers to have a non-management affiliated person with only observer status serve on the Audit Committee. Stanislav P. Avdiyants serves as a member of Audit Committee and meets the exception requirements set forth in U.S. Exchange Act Rule 10A-3(b)(1)(iv)(d) as he:

•	is a representative of our affiliate, Svyazinvest;

•	has only observer status on, and is not a voting member or the chair of, the Audit Committee; and

•	does not serve as our executive officer.

As of the date of this annual report, we did not rely on any exemptions other than as described above.

Item 16.E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases by or on our behalf or any “affiliated purchaser” of shares or other units of any class of our equity securities during the period covered by this annual report.

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

See pages F-1 to F-60 of the consolidated financial statements which are filed as part of this annual report.

Item 19.  Exhibits

Exhibit No.	Description

1.1
Charter (Articles of Association) of Open Joint Stock Company Long-Distance and International Communications Rostelecom (restated version No. 6), approved by the General Shareholders Meeting on June 15, 2003(2)  +

1.2
Regulations on the General Shareholders’ Meeting of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 2), approved by the General Shareholders’ Meeting on June 15, 2003 (2) +

1.3
Regulations on the Board of Directors of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 4), approved by the General Shareholders Meeting on June 25, 2005 +

1.4
Regulations on the Management Board of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 2), approved by the General Shareholders Meeting on June 25, 2005 +

1.5
Regulations on the General Director of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 1), approved by the General Shareholders’ Meeting on June 30, 2001(1) +

1.6	Regulations On the Audit Commission of OJSC Rostelecom (restated version), approved by the Annual General Shareholders’ Meeting of OJSC Rostelecom on June 30, 2001(2) +

1.6.1	Amendment and Additions to the Regulations on the Audit Commission of OJSC Rostelecom (restated) approved by the Annual General Shareholders’ meeting on June 30, 2001(2) +

4.1
Consortium Agreement, dated as of September 3, 2001, among Rostelecom and NPF Rostelecom-Garantia, ZAO North-West Telecombank, NP TSIPRT, OOO CB Russian Industrial Bank, ZAO Gamma-Invest, ZAO CFP-Finance and RTC-Leasing (2) +

4.1.1
Supplement to the Consortium Agreement, dated May 29, 2003, among Rostelecom and NPF Rostelecom-Garantia, ZAO North-West Telecombank, NP TSIPRT, OOO CB Russian Industrial Bank, ZAO Gamma-Invest, ZAO CFP-Finance and RTC-Leasing (2) +

4.2	Stock Sale and Purchase Agreement, dated October 22, 2003, among Rostelecom and CJSC Raiffeisenbank Austria(4)

4.3	Stock Sale and Purchase Agreement, dated October 27, 2003, among Rostelecom and CJSC Raiffeisenbank Austria(4)

4.4	Termination Agreement, dated October 2, 2003, among Rostelecom and RTC-Leasing(4) +

4.5	Form of Agreement to Amend Financial Lease Agreement dated October 2, 2004, among Rostelecom and RTC-Leasing(4) +

4.6	Form of Agreement to Amend Financial Lease Agreement, dated December 26, 2003 among Rostelecom and RTC-Leasing(4)

4.7	Form of Agreement to Novate Obligations under the Financial Lease Agreements, dated January 29, 2004, among RTC-Leasing and Rostelecom(4)

4.8	Form of Assignment, dated February 12, 2004 among RTC-Leasing and Westelcom(4)

4.9	Ownership Interest Purchase Agreement, dated as of March 13, 2002, by and among SFMT-CIS, Inc., LLC Teleross and Rostelecom(3)

4.10	Subscription Agreement, dated as of September 5, 2002 by and among Golden Telecom, Inc. and Rostelecom(3)

4.11
Shareholders Agreement, dated as of September 5, 2002 by and among Golden Telecom Inc., Alfa Telecom Limited, Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L. P., Cavendish Nominees Limited and First NIS Regional Fund SICAV(3)

4.11.1
Restated Shareholders Agreement, dated as of August 19, 2003, between and among Golden Telecom, Inc., Alfa Telecom Limited, Nye Telenor East Invest AS, Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV(4)

4.12
Standstill Agreement, dated as of September 5, 2002 by and among Golden Telecom Inc., Alfa Telecom Limited, Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L. P., Cavendish Nominees Limited and First NIS Regional Fund SICAV(3)

4.12.1
Restated Standstill Agreement, dated as of August 19, 2003, between and among Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited, First NIS Regional Fund SICAV and Golden Telecom, Inc.(4)

4.13	Registration Rights Agreement, dated as of September 5, 2002 by and between Golden Telecom, Inc. and Rostelecom(3)

4.13.1
Restated Registration Rights Agreement, dated as of August 19, 2003, between and among Golden Telecom, Inc., Alfa Telecom Limited, Nye Telenor East Invest AS, Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV(4)

4.14	Loan Agreement, dated August 16, 1994, among Rostelecom, the Council of Ministers of the Russian Federation and Vnesheconombank(4) +

4.15	Agency Agreement, dated June 5, 2003, among Rostelecom and OJSC Alfa-Bank(4) +

4.15.1	Amendment to Agency agreement, dated June 17, 2003, among Rostelecom and OJSC Alfa-Bank(4)

4.16	Debt Repayment Agreement among Ministry of Finance of the Russian Federation, Vnesheconombank and Rostelecom, dated June 19, 2003(4) +

8.	List of subsidiaries (See Note 8 to the consolidated financial statements)

11.1	The Code of Ethics of Rostelecom(4) +

12.1	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

___________________________________________________________________

(1)	Incorporated by reference to the annual report on Form 20-F of OJSC Rostelecom for the fiscal year ended December 31, 2001.

(2)	Incorporated by reference to the annual report on Form 20-F of OJSC Rostelecom for the fiscal year ended December 31, 2002.

(3)	Incorporated by reference to the Schedule 13D filed by Rostelecom with the Securities and Exchange Commission on September 5, 2002.

(4)	Incorporated by reference to the annual report on Form 20-F of OJSC Rostelecom for the fiscal year ended December 31, 2003.

+	English translation

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:   June 29, 2005

OPEN JOINT STOCK COMPANY
LONG-DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM

By:	/signed/ Dmitry Ye. Yerokhin
———————————————————
	Name:	Dmitry Ye. Yerokhin
	Title:	General Director (CEO) of
OJSC Long-Distance and International
Telecommunications Rostelecom

By:	/signed/ Alexander A. Lutsky
———————————————————
	Name:	Alexander A. Lutsky
	Title:	Chief Accountant (CFO) of
OJSC Long-Distance and International
Telecommunications Rostelecom

OAO ROSTELECOM

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH

INTERNATIONAL FINANCIAL REPORTING STANDARDS

FOR THE YEAR ENDED DECEMBER 31, 2004

OAO ROSTELECOM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

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

2.

Management considers that, in preparing the consolidated financial statements set out on pages F-5 to F-60, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that appropriate International Financial Reporting Standards have been followed.

3.

The consolidated financial statements, which are based on the statutory accounting reports adjusted to comply with International Financial Reporting Standards, are hereby approved on behalf of the Board of Directors.

For and on behalf of the Board of Directors:

/signed/     Dmitry Ye. Yerokhin

D.Ye. Yerokhin,

General Director

OAO Rostelecom

1st Tverskaya-Yamskaya, 14,

Moscow

Russian Federation

June 22, 2005

Report of Independent Auditors

To the Board of Directors and Shareholders of OAO Rostelecom

We have audited the accompanying consolidated balance sheets of OAO Rostelecom, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with International Financial Reporting Standards as published by the International Accounting Standards Board.

As described in Note 2 to the consolidated financial statements, the 2003 and 2002 consolidated financial statements have been restated to adjust the Group’s accounting for revenue and expense estimates from local operators, pension benefits and its earnings per share calculations.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

/signed/     Ernst & Young LLC

Moscow, Russia

June 22, 2005

OAO Rostelecom

CONSOLIDATED BALANCE SHEETS

(In millions of Russian Rubles, refer to Note 5)

	Notes	December 31, 2004	December 31, 2003 (as restated, see Note 2)
ASSETS
Property, plant and equipment, net	7	45,987	49,585
Investments in associates	9	2,511	2,381
Long-term financial investments	10	264	126
Goodwill	11	9	17
Other non-current assets		17	26
Non-current assets		48,788	52,135
Inventory		614	548
Accounts receivable, net	12	5,613	7,081
Short-term investments	13	8,150	2,755
Cash and cash equivalents	14	1,255	2,529
Current assets		15,632	12,913
Total assets		64,420	65,048

Share capital	15	100	100
Retained earnings		50,738	47,870
Total shareholders’ equity		50,838	47,970
Minority interest	16	-	191

Accounts payable and accrued expenses	17	4,005	3,688
Taxes payable		1,154	1,778
Current portion of interest bearing loans	18	1,107	1,932
Current liabilities		6,266	7,398
Interest bearing loans – net of current portion	18	777	1,641
Non-current accounts payable		585	366
Deferred tax liability	19	5,954	7,482
Non-current liabilities		7,316	9,489

Total liabilities		13,582	16,887

Total shareholders’ equity, minority interest and liabilities		64,420	65,048
Commitments and contingencies	30 and 31	-	-

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

		Year ended December 31,
	Notes	2004	2003 (as restated, see Note 2)	2002 (as restated, see Note 2)
Revenue
Local operators		22,648	15,792	12,722
Subscribers		8,740	9,319	9,171
Foreign operators		4,560	4,483	5,100
Other		1,370	1,673	860
Total revenue	20	37,318	31,267	27,853
Operating expenses
Wages, salaries, other benefits and payroll taxes		(5,109)	(3,946)	(3,476)
Depreciation	7	(7,498)	(8,252)	(9,089)
Charges by network operators – international		(6,484)	(5,913)	(5,779)
Charges by network operators – national		(8,178)	(4,331)	(1,707)
Administration and other costs	22	(3,058)	(3,782)	(3,336)
Taxes other than on income		(587)	(507)	(793)
Repairs and maintenance		(813)	(800)	(452)
Bad debt expense	12	(369)	(337)	(874)
Loss on sale of property, plant and equipment		(217)	(1,214)	(449)
Total operating expenses		(32,313)	(29,082)	(25,955)
Operating profit		5,005	2,185	1,898
Gain from associates (before tax)	9	118	207	314
Interest expense		(13)	(202)	(348)
Interest income		478	402	310
Income from sale of investments		-	25	1,724
Other non-operating income, net	24	115	1,219	300
Foreign exchange gain /(loss), net		102	72	(933)
Monetary gain		-	-	610
Income before tax and minority interest		5,805	3,908	3,875
Current tax charge	25	(2,892)	(2,002)	(2,363)
Deferred tax benefit	25	1,528	1,763	1,511
Share in income taxes of associates	9, 25	(143)	(92)	(115)
Income tax expense		(1,507)	(331)	(967)
Income after taxation		4,298	3,577	2,908
Minority interest	16	-	(70)	82
Net income from continuing operations		4,298	3,507	2,990
Net loss from discontinued operations, net of tax, including write-down of property, plant and equipment of 419 and nil for 2003 and 2002, respectively	23	-	(3,109)	(2,251)
Net income		4,298	398	739
		Rubles	Rubles	Rubles
Earnings per share – basic and diluted	27	4.42	0.41	0.76
Earnings per share – continuing operations	27	4.42	3.61	3.08
Loss per share – discontinued operations	27	-	(3.20)	(2.32)

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

		Year ended December 31,
	Note	2004	2003 (as restated, see Note 2)	2002 (as restated, see Note 2)
Cash flows from operating activities
Net income before tax, minority interest and discontinued operations		5,805	3,908	3,875

Adjustments to reconcile net income before tax, minority interest and discontinued operations to cash generated from operating activities:
Net loss from discontinued operations before tax and minority interest	23	-	(2,116)	(508)
Depreciation	7	7,498	8,276	9,106
Bad debt expense	12	369	339	863
Gain from associates, before tax	9	(118)	(295)	(393)
Loss on sale of property, plant and equipment		217	1,214	449
Loss /(income) from sale of investments		-	98	(1,840)
Net interest and other non-operating income		(580)	(491)	(117)
Loss from discontinued operations		-	804	-
Write-down of property, plant and equipment		-	551	-
Other non-monetary expense / (income)		4	(42)	(77)
Foreign exchange (gain) /loss, net		(102)	(13)	983
Monetary gain		-	-	(281)
Changes in net working capital:
Decrease / (increase) in accounts receivable		4,581	(2,540)	733
Increase in lease receivables		-	(3,685)	(3,408)
(Increase)/ decrease in inventories		(81)	(46)	187
(Decrease) /increase in payables and accruals		(7,132)	(1,335)	594
Cash generated from operations		10,461	4,627	10,166
Interest paid		(94)	(956)	(1,270)
Interest received		202	577	375
Income tax paid		(2,815)	(2,173)	(3,558)
Net cash provided by operating activities		7,754	2,075	5,713

Cash flows from investing activities
Purchase of property, plant and equipment		(4,502)	(3,328)	(2,281)
Proceeds from sale of property, plant and equipment		289	21	23
Purchase of subsidiaries, net of cash acquired		-	(642)	(1,138)
Purchase of available-for-sale investments (securities), net		(13,550)	(8,415)	(2,198)
Proceeds from sale of available-for-sale investments, net of direct costs		12,279	9,140	1,970
Advances to investee and other companies issued		-	-	(1,020)
Advances to investee and other companies received		-	-	1,046
Dividends received from associates		74	13	97
Repayment of lease obligations	23	(520)	(3,520)	-
Cash (disposed of) / received on discontinuance of segments, net of cash disposed of		(123)	91	-
Net cash used in investing activities		(6,053)	(6,640)	(3,501)

Cash flows from financing activities
Proceeds from issuance of bonds		-	-	1,532
Redemption of bonds		-	-	(1,021)
Drawdown of interest bearing loans		343	9,939	5,879
Repayment of interest bearing loans		(1,951)	(6,471)	(6,165)
Proceeds from issuance of promissory notes		-	2,208	1,344
Redemption of promissory notes		-	(1,455)	(1,347)
Dividends paid		(1,359)	(706)	(363)
Dividends paid to minority shareholders of a subsidiary		-	(29)	(294)
Proceeds from sale of additional ordinary shares by a subsidiary		-	-	24
Net cash (used in) / provided by financing activities		(2,967)	3,486	(411)

Effect of exchange rate changes on cash and cash equivalents		(8)	(34)	36

Net (decrease) /increase in cash and cash equivalents		(1,274)	(1,113)	1,837

Monetary effects on cash		-	-	(417)

Cash and cash equivalents at beginning of year		2,529	3,642	2,222

Cash and cash equivalents at the end of year		1,255	2,529	3,642

Non-monetary transactions:
Non-cash additions to property, plant and equipment	24	-	316	103
Financial instruments received in connection with disposition of property, plant and equipment		-	-	545

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In millions of Russian Rubles, refer to Note 5)

	Note	Share capital	Retained earnings	Total
Balance at December 31, 2001, as previously reported		100	48,654	48,754
Restatement of revenues and expenses from local operators (see Note 2)		-	(638)	(638)
Change in method of accounting for certain post-employee benefits (see Note 2)		-	(178)	(178)
Balance at December 31, 2001, as restated		100	47,838	47,938

Dividends		-	(399)	(399)
Net income for the year (as restated, see Note 2)		-	739	739
Balance at December 31, 2002, as restated		100	48, 178	48,278

Dividends	15	-	(706)	(706)
Net income for the year (as restated, see Note 2)		-	398	398
Balance at December 31, 2003, as restated		100	47,870	47,970

Dividends	15	-	(1,430)	(1,430)
Net income for the year		-	4,298	4,298
Balance at December 31, 2004		100	50,738	50,838

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

1.	REPORTING ENTITY

The accompanying consolidated financial statements are presented by OAO “Rostelecom” (“Rostelecom” or the “Company”), and its subsidiaries (together the “Group”), which are incorporated in the Russian Federation (“Russia”). The principal activity of the Group is the provision of intercity and international telecommunications services to the Government, businesses and people of Russia. The Group operates the main intercity network and the international telecommunications gateways of the Russian Federation, carrying traffic that originates in other national and international operators networks to other national and international operators for termination.

The Company’s headquarters are located in Moscow at 1st Tverskaya-Yamskaya Street, 14.

The accompanying consolidated financial statements incorporate the results of operations of the Company and its subsidiaries, as detailed in Note 8.

Rostelecom was established as an open joint stock company on September 23, 1993 in accordance with the Directive of the State Committee on the Management of State Property of Russia No. 1507-r, dated August 27, 1993. As of December 31, 2004, the Government of the Russian Federation controlled indirectly 50.67% of the voting share capital of the Company, by virtue of its 75% less one share direct holding in OAO Svyazinvest (“Svyazinvest”), the parent company of Rostelecom.

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In 2004, the Group reviewed the bases on which certain revenues from local operators and related expenses were recognized and determined that not all conditions necessary for revenue and related expenses to be recognized had been met. As a result, management considered it appropriate to correct revenues and expenses and respective accounts receivable and payable as of December 31, 2003 and the two years then ended as follows:

	Year ended December 31,
	2003	2002
Decrease in revenue from local operators	(623)	(36)
Decrease in charges by network operators – national	449	-
Decrease in operating profit	(174)	(36)
Increase in monetary gain	-	116
(Decrease) /increase in income before tax and minority interest	(174)	80
Decrease / (increase) in income tax expense	42	(19)
(Decrease) /increase in net income from continuing operations and net income	(132)	61

December 31, 2003
Decrease in current assets	(1,210)
Decrease in total assets	(1,210)
Decrease in current liabilities	(276)
Decrease in total liabilities	(501)
Decrease in total shareholders’ equity	(709)

Effect on periods prior to 2003:
Decrease in total shareholders’ equity as of December 31, 2002	(577)
Decrease in total shareholders’ equity as of December 31, 2001	(638)

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

In addition, during 2004, the Group retrospectively changed its method of accounting for certain post-employment benefits. Previously, the Group accounted for them as termination benefits. They are now accounted for as a defined benefit plan and the estimated benefits are determined using an actuarial method. In connection with this change, the Company recorded a liability as of December 31, 2001 of 178 and a corresponding reduction of retained earnings.

In December 2003 the IASB published revised International Accounting Standard No. 33 (IAS No.33), “Earnings per share”. IAS No. 33, as revised, requires the application of the “two-class method” to determine earnings applicable to ordinary shareholders, the amount of which is used as a nominator to calculate earnings per ordinary share. The application of the “two-class method” requires that the profit or loss after deducting preferred dividends is allocated to ordinary shares and other participating equity instruments to the extent that each instrument shares in earnings as if all of the profit or loss for the period had been distributed. The total profit or loss allocated to each class of equity instrument is determined by adding together the amount allocated for dividends and the amount allocated for a participation feature. The Group has early adopted provisions of IAS No. 33 and applied them to the financial statements for the year ended December 31, 2004, and retrospectively restated the amounts reported earlier for 2003 and 2002.

The reconciliation of earnings per share, as restated, and earnings per share previously reported for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Total earnings per share – continuing operations, as previously reported	4.57	3.70
Restatement of revenues and expenses from local operators	(0.18)	0.08
Application of the ‘two-class’ method	(0.78)	(0.70)
Total earnings per share – continuing operations, as restated	3.61	3.08

	2003	2002
Total losses per share – discontinued operations, as previously reported	(4.27)	(3.09)
Application of the ‘two-class’ method	1.07	0.77
Total losses per share - discontinued operations, as restated	(3.20)	(2.32)

	2003	2002
Total earnings per share, as previously reported	0.30	0.61
Restatement of revenues and expenses from local operators	(0.18)	0.08
Application of the ‘two-class’ method	0.29	0.07
Total earnings per share, as restated	0.41	0.76

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

3.	BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board.

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

The consolidated financial statements have been prepared using the historical cost convention, restated for the effects of inflation and modified by the initial valuation of property, plant and equipment as further disclosed in Note 6 to the accompanying consolidated financial statements. The functional currency of the Group and the reporting currency for the accompanying consolidated financial statements is the Russian Ruble.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the recoverability and depreciable lives of property, plant and equipment, allowance for doubtful accounts, and deferred taxation. Actual results could differ from these estimates.

4.	OPERATING ENVIRONMENT OF THE GROUP

General

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government’s policies and actions with regards to supervisory, legal, and economic reforms. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Group’s assets, and the ability of the Group to maintain or pay its debts as they mature. The accompanying consolidated financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Group’s consolidated financial statements in the period when they become known and can be reasonably estimated.

Currency exchange and control

Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the Ruble’s value fell significantly against the US Dollar, falling from a pre-crisis rate of approximately 6 Rubles to 1 US Dollar, to 27 Rubles to 1 US Dollar by the end of 1999. During 2000 - 2004, the Ruble’s value fluctuated between 26.9 and 31.8 to 1 US Dollar. As of June 22, 2005, the exchange rate was 28.55 Rubles to 1 US Dollar.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

The following table summarizes the exchange rate of the Ruble to 1 US Dollar as of December 31, 2004, 2003 and 2002.

As of December 31,	Exchange Rate
2004	27.75
2003	29.45
2002	31.78

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

Inflation

The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

For the year ended December 31,	Annual inflation
2004	11.7%
2003	12.0%
2002	15.1%

Source: Federal Service of Public Statistics

The Group’s principal inflation rate risk relates to the Group’s ability to recover the investments in non-monetary assets, specifically property, plant and equipment, as well as to raise tariffs for services in line with the growth of operating expenses caused by inflation. In the event high levels of inflation continue, the Group could have financial difficulties accompanied by deterioration in its results of operations and liquidity position.

Taxation

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), turnover based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies. Therefore, the government’s implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems. In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted. The new tax system is generally intended to reduce the number of taxes and, thus, the overall tax burden on businesses, and to simplify the tax laws.

Refer to Note 31 for description of possible tax contingencies.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.	ACCOUNTING FOR THE EFFECTS OF INFLATION

Prior to December 31, 2002, the Russian Federation met the definition of a hyperinflationary economy as defined by International Accounting Standard (“IAS”) No. 29, “Financial Reporting in Hyperinflationary Economies”.

IAS No. 29 requires that financial statements prepared on a historical cost basis be adjusted to take into account the effects of inflation, for entities reporting in hyperinflationary economies. The Group has utilized the general price index reported by the Federal Service of Public Statistics in the application of IAS No. 29.

Effective January 1, 2003, the economy of the Russian Federation ceased to meet the criteria of hyperinflationary economy. Accordingly, beginning January 1, 2003, the Company ceased to apply IAS No. 29 on a prospective basis.

As a result of this change, the carrying amounts of non-monetary assets expressed in the Russian Rubles current at December 31, 2002 formed the carrying basis for the respective assets at January 1, 2003.

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

Items included in the consolidated statements of income and cash flows for the year ended December 31, 2002 have been restated by applying the change in the general price index from the dates when the items were initially recorded through December 31, 2002.

6.	PRINCIPAL ACCOUNTING POLICIES

Set out below are the principal accounting policies used to prepare the accompanying consolidated financial statements:

Principles of consolidation

The Group comprises the Company, its subsidiaries and associates. A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50% of the voting share capital of the entity, or by other means. Transactions and balances between the Company and its subsidiaries are eliminated. The accounting policies of the subsidiaries were adjusted to conform to those of the Group. Companies where the Group owns more than 50% of the voting share capital but the minority shareholder enjoys substantive participation rights and has effective veto rights that would prevent the Group from taking decisions that are significant in the ordinary course of business, i.e. the Group is unable to exercise control, are accounted for under the equity method.

Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20% and 50% of the voting ownership interest or by exerting significant influence through other means. The Group’s share of the net income or losses of associates is included in the consolidated statement of income, and the Group’s share of the net assets of associates is included in the consolidated balance sheet. An assessment of investments in associates for possible impairment or reversal of impairment recognized previously is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. When the

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

Group’s share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group’s commitment to fund future losses. Unrealized profits that arise from transactions between the Group and its associates are eliminated in the proportion to the Group’s share in such associates, and unrealized losses are excluded in the proportion to the Group’s share in such associates, if there is no evidence of indicators of impairment of an asset transferred.

Goodwill and negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associate.

Goodwill arising from acquisitions prior to March 31, 2004 is amortised using the straight-line method over its estimated useful life. Goodwill relating to acquisitions from March 31, 2004 is not amortised but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that carrying amount may be impaired. As at the acquisition date, any goodwill acquired in acquisitions from March 31, 2004 is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Negative goodwill represents the excess of the fair value of the Group’s share of the net assets acquired over the cost of acquisition.

Negative goodwill arising from acquisitions prior to March 31, 2004 is presented in the same balance sheet classifications as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group’s plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the statement of operations when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the statement of operations over the remaining weighted average useful life of depreciable and amortisable assets acquired; negative goodwill in excess of the fair values of those assets is recognised in the statement of operations immediately.

If negative goodwill arises on acquisitions after March 31, 2004 a reassessment of the identification and measurement of the acquiree’s identifiable assets and liabilities and contingent liabilities and the measurement of the cost of the combination is made. Any excess of fair values over the cost of the business combination remaining after the reassessment is recognized in the statement of operations.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value. The cost of the network comprises all expenditures up to and including the cabling and wiring to the local telephone operator’s intercity exchange, and includes contractors’ charges and payments on account, materials, direct labour, and interest costs on specific project financing up to the date of commissioning of the relevant assets.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

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

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Number of years
Buildings and site services	10 – 50
Cable and transmission devices:
• Channels	10 – 40
• Cable	30 – 40
• Radio and fixed link transmission equipment	15 – 20
• Telephone exchanges	15
Other	5 – 10

The useful lives and depreciation methods are reviewed periodically to ensure that the methods and the periods of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

At each balance sheet date an assessment is made as to whether there is any indication that the Group’s assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as an expense in the statement of income. Any subsequent increase in the recoverable amount of the assets are reversed when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. Increase of the recoverable amount is limited to the lower of its recoverable amount and carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

The recoverable amount is determined as the higher of the assets’ fair value less cost to sell, or value in use. The value in use of the asset is estimated based on forecast of future cash inflows and outflows to be derived from continued use of the asset and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate.

For the purpose of determining the opening balances on the first application of IFRS at 1 January 1994, the Company performed a valuation of the property, plant and equipment, as reliable historical cost information and information regarding acquisition dates was not available. These values were used as deemed cost. A brief description of the methodology applied in performing this valuation is set out below for each major asset category:

•	Buildings and site services - current replacement cost;
•	Cable and transmission devices - current replacement cost;
•	Telephone exchanges - modern equivalent asset;
•	Assets in course of construction - indexed historical cost.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

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

Financial assets are classified into the following categories: loans and receivables originated by the Group, held-to-maturity, trading and available-for-sale. Loans and receivables originated by the Group are financial assets created by providing money, goods or services directly to a debtor, unless they are originated with the intent to be sold immediately. Investments in debt instruments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Investments in debt and equity instruments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments are classified as available-for-sale.

The Group had no securities classified as held-to-maturity or trading at December 31, 2004 and 2003. Loans and receivables originated by the Group, including lease receivables are stated at amortized cost determined on an individual basis. Available-for-sale investments are stated at fair value determined on an individual investment basis. The Group has chosen to include unrealized gains and losses on the available-for-sale investments in the determination of net income. Income from available-for-sale investments is included in other non-operating income in the consolidated statement of income. Interest income from investments is accrued during the period in which it is earned.

The Company and the Group do not enter into hedging transactions.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

Borrowings

Borrowings are initially recognised at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortised cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the borrowings.

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

•

except where the deferred income tax liability arises from goodwill amortization or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

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

•

except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

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

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

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

The Company charges and pays to regional telephone operators and other telecommunication service providers in Russia either an agreed proportion of the amounts they bill to their subscribers or an agreed settlement rate based on traffic minutes (refer to Note 20). For outgoing telephone traffic originating in Moscow, subscribers are charged directly by the Company based on pre-set per minute tariffs.

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

Where such post-employment employee benefits fell due more than 12 months after the balance sheet date, they were discounted using a discount rate determined by reference to market yields on Government bonds at the balance sheet date. This benefit plan was curtailed and settled on December 31, 2003.

The Company also participates in a defined contribution plan. Contributions made by the Company on defined contribution plans are charged to expenses when incurred. Effective January 1, 2004, maximum contribution is established at 100 Rubles per month per employee.

The Company also grants additional pensions to employees as an incentive to retire at statutory retirement age. Contributions are made to a separately administered fund. Based on a history of paying such postretirement benefits, the plan is accounted for as a defined benefit pension scheme.

The Company accrues for the employees’ compensated absences (vacations) as the additional amount that the Company expects to pay as a result of the unused vacation that has accumulated at the balance sheet date.

Advertising costs

Advertising costs are charged to the statement of income as incurred.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

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

Exchange differences arising on the settlement of monetary items, or on reporting the Group’s monetary items at rates different from those at which they were initially recorded in the period, or reported in previous financial statements, are recorded as foreign currency exchange gains or losses in the period in which they arise.

As at December 31, 2004 and 2003, the rates of exchange used for translating foreign currency balances were (in Russian Rubles for one unit of foreign currency):

	2004	2003
US Dollars	27.75	29.45
Japanese Yen	0.2675	0.2754
Special Drawing Rights (SDR)	42.98	43.60
EURO	37.81	36.82

Source: the Central Bank of Russia

Dividends

Dividends are recognized when the shareholder’s right to receive the payment is established. Dividends in respect of the period covered by the financial statements that are proposed or declared after the balance sheet date but before approval of the financial statements are not recognized as a liability at the balance sheet date in accordance with IAS No. 10, “Events After the Balance Sheet Date”. The amount of dividends proposed or declared after the balance sheet date but before the financial statements were authorized for issue is disclosed in Note 15.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

Minority interest

Minority interest includes that part of the net results of operations and of net assets of subsidiaries attributable to interests which are not owned, directly or indirectly through subsidiaries, by the Company. Minority interest is carried at the minority’s proportion of the pre-acquisition carrying amounts of the net identifiable assets and liabilities of the subsidiaries. The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest, except to the extent that the minority has a binding obligation to, and is able to, make good for the losses. If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority’s share of losses previously absorbed by the majority has been recovered. If a subsidiary or an associate has outstanding cumulative preferred shares which are held outside the Group, the Company computes its share of profit or losses after adjusting for the preferred dividends, whether or not the dividends have been declared.

As further discussed below, IFRS No.3, Business combinations, applicable for business combinations for which the agreement date is on or after March 31, 2004, requires the acquiree’s identifiable assets, liabilities and contingent liabilities recognized as part of allocating the cost of the combination to be measured initially by the acquirer at their fair values at the acquisition date. Therefore, any minority interest in the acquiree is stated at the minority’s proportion of the net fair values of those items.

Segment information

Operating segments are the primary segments of the Group. The Group identified the following operating segments:

•	Telecommunications services
•	Leasing services
•	Banking and investing activities

Operating segments were identified based on the organizational structure of the Group and types of activities the Company and its subsidiaries are engaged in.

The accounting principles used to reflect transactions between reportable segments are the same as those used for transactions with external parties.

Effective December 1, 2003, the Company discontinued two of its components represented by the leasing and banking and investing business segments (refer to Notes 21 and 23).

Discontinued operations

In March 2004, the International Accounting Standards Board issued an International Financial Reporting Standard No. 5 (IFRS No. 5), “Non-current Assets Held for Sale and Discontinued Operations”. IFRS No. 5 sets out requirements for the classification, measurement and presentation of non-current assets and disposal groups classified as held for sale and discontinued operations.

IFRS No. 5 requires assets or disposal groups that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

In addition, IFRS No. 5 withdraws IAS No. 35 (IAS No. 35), “Discontinuing Operations”, and replaces it with requirement that operations forming a major line of business or area of geographical operations to be classified as discontinued when the assets in the operations are classified as held for sale or when the entity has disposed of the operation. IFRS No. 5 specifies that the results of discontinued operations are to be shown separately on the face of the income statement and requires an entity to re-represent respective amounts for prior periods presented in the financial statements so that this presentation relate to all operations that have been classified as discontinued by the latest balance sheet date.

IFRS No. 5 also requires certain disclosures in respect to assets and disposal groups classified as held for sale and discontinued operations.

Entities shall apply requirements of IFRS No. 5 for annual periods beginning on or after January 1, 2005, with earlier application encouraged.

The Group has early adopted provisions of IFRS No. 5 and applied them to the financial statements for the year ended December 31, 2003. In connection with early adoption of provisions of IFRS No. 5, the Group has early adopted certain amendments to existing current International Accounting and International Financial Reporting Standards, which are directly affected by the new requirements.

Reclassifications

Certain amounts reported in the prior period consolidated financial statements have been reclassified to conform with the current year presentation.

New accounting pronouncements

During 2003-2004, the IASB published several revised International Accounting Standards, issued several new International Financial Reporting Standards and gave notice of the withdrawal of one International Accounting Standard. Most of these revised and new standards will apply to accounting periods commencing on or after January 1, 2005. The new pronouncements are the following:

•	IAS No. 1, “Presentation of Financial Statements”,
•	IAS No. 2, “Inventories”,
•	IAS No. 8, “Accounting Policies, Changes in Accounting Estimates and Errors”,
•	IAS No. 10, “Events after the Balance Sheet Date”,
•	IAS No. 16, “Property, Plant and Equipment”,
•	IAS No. 17, “Leases”,
•	IAS No. 19, “Employee Benefits”,
•	IAS No. 21, “The Effects of Changes in Foreign Exchange Rates”,
•	IAS No. 24, “Related Party Disclosures”,
•	IAS No. 27, “Consolidated Financial Statements and Accounting for Investments in Subsidiaries”,
•	IAS No. 28, “Investments in Associates”,
•	IAS No. 31, “Interests in Joint Ventures”,
•	IAS No. 32, “Financial Instruments: Disclosure and Presentation (revised 2003)”,
•	IAS No. 33, “Earnings per Share”,
•	IAS No. 39, “Financial Instruments: Recognition and Measurement”,
•	IAS No. 40, “Investment Property”,
•	IFRS No.2, “Share-based Payment”,
•	IFRS No.3 “Business Combinations”,
•	IFRS No.4 “Insurance Contracts”.

The withdrawn standard was IAS No. 15, “Information Reflecting the Effects of Changing Prices.”

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

The revised standards also superseded SIC 1 “Consistency - Different Cost Formulas for Inventories,” SIC 2 “Consistency - Capitalization of Borrowing Costs,” SIC 3 “Elimination of Unrealised Profits and Losses on Transactions with Associates,” SIC 5 “Classification of Financial Instruments - Contingent Settlement Provisions,” SIC 6 “Costs of Modifying Existing Software,” SIC 11 “Foreign Exchange - Capitalisation of Losses Resulting from Severe Currency Devaluations,” SIC 14 “Property, Plant and Equipment - Compensation for the Impairment or Loss of Items,” SIC 16 “Share Capital - Reacquired Own Equity Instruments (Treasury Shares),” SIC 17 “Equity - Costs of an Equity Transaction,” SIC 18 “Consistency - Alternative Methods,” SIC 19 “Reporting Currency - Measurement and Presentation of Financial Statements under IAS 21 and IAS 29,” SIC 20 “Equity Accounting Method - Recognition of Losses,” SIC 23 “Property, Plant and Equipment - Major Inspection or Overhaul Costs,” SIC 24 “Earnings Per Share - Financial Instruments that May Be Settled in Shares,” SIC 30 “Reporting Currency - Translation from Measurement Currency to Presentation Currency,” and SIC 33 “Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interest”.

Except for the matters discussed below, the adoption of these revised or new standards is not expected to have a material impact on the Group’s results of operations, financial position and cash flows.

IAS No. 16, as revised, would require annual revision of residual value, useful life and depreciation method applied to an asset. The Group has significant amount of fully depreciated assets. The Group will reconsider useful life of property, plant and equipment when applying the revised standard. The Group is currently in process of assessing the potential impact this standard may have on useful lives adopted by the Group, and accordingly, the Group’s results of operations. Any changes in residual value, useful life and depreciation method applied to an asset will be accounted for as a change in accounting estimate in accordance with IAS No. 8.

On December 16, 2004, an amendment to IAS 19 “Employee Benefits” was issued. Previously, IAS 19 required actuarial gains and losses to be recognized in profit or loss, either in the period in which they occur or spread over the service lives of the employees. Under the amendment, entities that at present spread the gains and losses are not required to change their approach, but are now free to choose to do so and recognize actuarial gains and losses in full in the period in which they occur, outside profit or loss. The amendment also (a) specifies how group entities should account for defined benefit group plans in their separate or individual financial statements and (b) requires additional disclosures. The amended standard will be effective for annual periods beginning on or after January 1, 2006. The Group is currently evaluating the impact of this amendment on its results of operations, financial position and cash flows and is in process of developing an implementation strategy.

On May 27, 2004, IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” was published. IFRIC 1 contains guidance on accounting for changes in decommissioning, restoration and similar liabilities that have previously been recognized both as part of the cost of an item of property, plant and equipment under IAS 16 and as a provision under IAS 37. The interpretation addresses subsequent changes to the amount of the provision that may arise from (a) a revision in the timing or amount of the estimated decommissioning or restoration costs or from (b) a change in the current market-based discount rate. IFRIC 1 is effective for annual periods beginning on or after September 1, 2004. The Group is currently evaluating the impact of this interpretation on its results of operations, financial position and cash flows and is in process of developing an implementation strategy.

On November 11, 2004, an amendment to SIC-12 “Consolidation - Special Purpose Entities” was published. The amendment removes the scope exclusion in SIC-12 for equity compensation plans. The amendment also amends the scope exclusion in SIC-12 for post-employment benefit plans to include other long-term employee benefit plans, to ensure consistency with the requirements of IAS 19. The amendment is effective for annual periods beginning on or after January 1, 2005. The Group is currently evaluating the impact of new standard on its results of operations, financial position and cash flows and is in process of developing an implementation strategy.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

On November 25, 2004, IFRIC 2 “Members’ Shares in Co-operative Entities and Similar Instruments” was released, giving guidance on the classification of members’ shares in co-operative entities either as financial liabilities or as equity. On December 2, 2004, IFRIC 3 “Emission Rights” and IFRIC 4 “Determining whether an Arrangement contains a Lease” were released. IFRIC 3 specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. IFRIC 4 gives guidance on determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with IAS 17 “Leases.” On December 16, 2004, IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds” was issued. IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning plant or equipment or in undertaking environmental restoration or rehabilitation. IFRIC 2, IFRIC 3 and IFRICs 4 and 5 are effective for annual periods beginning on or after January 1, 2005, March 1, 2005 and January 1, 2006, respectively, with earlier adoption encouraged. The Group is currently evaluating the impact of these new interpretations on its results of operations, financial position and cash flows and is in process of developing an implementation strategy.

7.	PROPERTY, PLANT AND EQUIPMENT, NET

The net book value of property, plant and equipment as of December 31, 2004 and 2003 was as follows:

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2004	23,386	122,290	23,266	5,345	174,287
Additions	-	-	-	4,773	4,773
Disposals	(950)	(2,068)	(958)	(14)	(3,990)
Disposal of subsidiaries	-	(241)	(131)	(121)	(493)
Transfer	71	3,306	2,293	(5,670)	-
At December 31, 2004	22,507	123,287	24,470	4,313	174,577

Accumulated Depreciation
At January 1, 2004	(15,471)	(92,756)	(16,475)	-	(124,702)
Depreciation expense	(544)	(4,901)	(2,053)	-	(7,498)
Disposals	773	1,957	754	-	3,484
Disposal of subsidiaries	-	66	60	-	126
At December 31, 2004	(15,242)	(95,634)	(17,714)	-	(128,590)

Net book value at December 31, 2004	7,265	27,653	6,756	4,313	45,987

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2003	24,012	127,811	23,635	3,872	179,330
Additions	-	-	-	3,579	3,579
Additions with acquired subsidiaries	580	-	-	-	580
Disposals	(1,294)	(5,646)	(784)	(56)	(7,780)
Disposal of subsidiaries and write-down of property, plant and equipment	(580)	(551)	(291)	-	(1,422)
Transfer	668	676	706	(2,050)	-
At December 31, 2003	23,386	122,290	23,266	5,345	174,287

Accumulated Depreciation
At January 1, 2003	(15,823)	(92,369)	(14,860)	-	(123,052)
Depreciation –continuing operations	(546)	(5,353)	(2,353)	-	(8,252)
Depreciation –discontinued operations	-	-	(24)	-	(24)
Disposals	898	4,966	659	-	6,523
Disposal of subsidiaries	-	-	103	-	103
At December 31, 2003	(15,471)	(92,756)	(16,475)	-	(124,702)

Net book value at December 31, 2003	7,915	29,534	6,791	5,345	49,585

During 2002, the Company formalized a plan to discontinue using satellite channels beginning from February 2003. The Company has accordingly revised its estimate of the remaining period of use of the satellite channels. Depreciation expense of 210 was recognized in the consolidated statement of income for the year ended December 31, 2003 (2002: 897), net book value of these assets amounted to nil as of December 31, 2004 and 2003. Amounts receivable from the lessor net of allowance for doubtful accounts receivable of 253, amounting to nil (2003:525) are included in other accounts receivable as of December 31, 2004 and 2003, respectively.

Included in the roll-forward of fixed assets movements for the year ended December 31, 2003 in the line “Disposal of subsidiaries and write-down of property, plant and equipment” is the amount of (551) representing partial impairment of property, plant and equipment as a result of discontinuing the leasing, and banking and investing segments (refer to Note 23).

Interest amounting to 161, 123 and 57 was capitalized in property, plant and equipment for the years ended December 31, 2004, 2003 and 2002. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 6.1%, 6.3% and 6.9%, respectively.

Property, plant and equipment with a carrying value of 2,066 and 2,158 was pledged in relation to loan agreements entered into by the Group as of December 31, 2004 and 2003, respectively (refer to Note 18).

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

8.	SUBSIDIARIES

As of December 31, 2004 and 2003 the Company owned 100% of the voting shares of ZAO Westelcom, a company registered in the Russian Federation. The main activity of Westelcom is provision of international traffic transition services.

9.	INVESTMENTS IN ASSOCIATES

Movements in investments in associates during the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Beginning of year	2,381	2,635
Additions	110	-
Dividends received	(74)	(13)
Share in income before income taxes included in continuing operations	313	128
Share in income before income taxes included in discontinued operations	-	88
Share in income taxes included in continuing operations	(143)	(92)
Share in income taxes included in discontinued operations	-	3
Reclassification to long-term investments	(26)	-
Disposal of associates	-	(368)
Reclassification of investments in ZAO Telecom-center (refer to Notes 13 and 35)	(50)	-
End of year	2,511	2,381

Total gain from associates presented in the consolidated statements of income is composed of the following:

	2004	2003	2002
Share in income/ (loss) of associates included in movements in investments in associates	313	128	(68)
(Loss) /income from GlobalTel	(195)	79	-
Share in income of EDN Sovintel from 1 January 2002 through the date of disposal	-	-	382
Total gain from associates (before tax)	118	207	314

Total share in income taxes of associates presented in the consolidated statements of income is composed of the following:

	2004	2003	2002
Share in income taxes of associates included in movements in investments in associates	143	92	5
Share in income taxes of EDN Sovintel from 1 January 2002 through the date of disposal	-	-	110
Total share in income taxes of associates	143	92	115

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

Investments in associates as of December 31, 2004 and 2003 were as follows:

Associate	Main activity	Voting share capital, %	2004 Carrying amount	2003 Carrying amount
ZAO Telmos	Telecommunication services	20	197	177
OAO RTComm.RU	Internet services	31	156	-
Golden Telecom, Inc., USA (“Golden Telecom”)	Telecommunication services	11.08 (2003: 11.19)	2,067	2,066
ZAO Telecom – center (refer to Note 13)	Telecommunication services	45	-	46
OAO MMTS-9	Telecommunication services	49	60	47
GlobalTel	Satellite telecommunications	51	-	-
Other	Various		31	45
Total investments in associates			2,511	2,381

All associates except for specifically otherwise mentioned are registered in the Russian Federation.

The main activity of RTComm.RU is provision of Internet access services to enterprises and individuals. As of December 31, 2004 and 2003, Rostelecom and RTC-Leasing owned 31.09% and 49.76% of voting shares of RTComm.RU, respectively. As a result of losing control over RTComm.RU, it is now accounted for as an associate.

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

At the date of exchange, the Group’s management believed that the Group had the ability to exercise significant influence over the financial and operating policies of Golden Telecom through representation on its Board of Directors. Accordingly, investment into Golden Telecom was accounted for using the equity method in the accompanying consolidated financial statements.

The excess of purchase price paid for shares of Golden Telecom over the fair value of identifiable net assets acquired in amount of 762 was determined to be amortized over the period of 8 years. Amortization charge of 95, 95 and 32 reduced gain from associates (before tax) for the years ended December 31, 2004, 2003 and 2002, respectively. The unamortized part of 540 and 635 was included in carrying amount of investment in Golden Telecom as of December 31, 2004 and 2003, respectively.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

During 2003 and 2004, as a result of a number of transactions initiated by the shareholders of Golden Telecom, the Company’s share in the voting stock of Golden Telecom was diluted by 3.82%, from 14.9% as of December 31, 2002 to 11.08% as of December 31, 2004. The dilution of interest was accounted for as sale of interest in the associate. Loss of 15 and gain of 2 resulting from the dilution of interest were included in gain from associates in the accompanying consolidated statements of income for the years ended December 31, 2004 and 2003, respectively. Management performed the analysis of the changes in the shareholders’ structure of Golden Telecom during 2003 and 2004, and concluded that Rostelecom continued to exercise significant influence over Golden Telecom. Subsequent to the year end, Golden Telecom declared and paid dividends for the first quarter of 2005 of which 22 relate to Rostelecom.

The Group owns 51% of the ordinary shares of GlobalTel, a Russian closed joint stock company. GlobalTel was created in 1996 to provide access to a US-based global mobile satellite telephone network. Since the time of its launch, the global satellite network has experienced technical problems and low subscriber interest, as the result of which GlobalTel has only recently developed its operations beyond the development stage. The US owner of the satellite network also owns the remaining 49% of GlobalTel. As of December 31, 2004 and 2003, the charter of GlobalTel, its by-laws and the way GlobalTel historically conducted its operations provide for substantive participation of both shareholders in the economic activities of GlobalTel. The minority shareholder had effective veto rights that would prevent the Group from causing GlobalTel to take an action that is significant in the ordinary course of its business. Because effective control of GlobalTel did not rest with the Group, management accounts for the investment in GlobalTel under the equity method. The Group did not recognize its share in losses of GlobalTel in 2004, 2003 and 2002 as the accumulated share in losses of GlobalTel exceeded the investment of the Group in GlobalTel. Loans and other accounts receivable from GlobalTel are fully provided for as loss from GlobalTel. Any receipts from GlobalTel in respect of these are recognized as gain from associates in the period they are received. In 2005, the charter of GlobalTel has been changed, as described in Note 35.

The carrying amount of investments in associates in the accompanying consolidated financial statements is equal to the Group’s share of underlying equity in the net assets of investee companies, including goodwill, if any. All associates have a December 31 year-end.

Accounting policies of associates may not comply with accounting policies used by the Group in preparation of the accompanying consolidated financial statements. In the opinion of management, differences in accounting policies of associates do not materially affect the identification of the Group’s share in income (loss) of associates.

In August 2004 the Board of Directors of Rostelecom approved sale of investments in ZAO Telecom-center. Accordingly, these investments were reclassified from long-term to short-term investments as of December 31, 2004 (refer to Note 13). The sale took place in March 2005 (refer to Note 35).

In 2005 the Group sold its investments in ZAO Telmos (refer to Note 35).

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

10.	LONG-TERM FINANCIAL INVESTMENTS

Long-term financial investments are Ruble denominated and as of December 31, 2004 and 2003 comprised the following:

	2004	2003
Notes receivable	94	29
Other long-term financial investments	170	97
Total long-term financial investments	264	126

As of December 31, 2004 and 2003 other long-term financial investments include investment in OAO Sberbank of Russia of 107 and 60, respectively, which are stated at fair value.

11.	GOODWILL

Goodwill was recognized in connection with acquisition of Westelcom in 2002 and represents the excess of the purchase price paid over fair value of identifiable net assets acquired.

Changes in amounts of goodwill during the years ended December 31, 2004 and 2003 were as follows:

	Goodwill	Negative goodwill, short-term portion	Negative goodwill, long-term portion
Balance as of December 31, 2002	39	(471)	(240)
Additions due to acquisition of subsidiaries	157	-	-
Additions due to purchase of minority interest	4	-	-
Reclassification of negative goodwill	-	(51)	51
Amortization of negative goodwill due to disposal of investments	-	455	-
Amortization	(14)	51	-
Disposal of subsidiaries (refer to Note 23)	(169)	16	189
Balance as of December 31, 2003	17	-	-
Amortization	(8)	-	-
Balance as of December 31, 2004	9	-	-

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

12. ACCOUNTS RECEIVABLE, NET

Accounts receivable as of December 31, 2004 and 2003 comprised the following:

	2004	2003, as restated (see Note 2)
Trade accounts receivable	5,303	6,474
Less: allowance for doubtful trade accounts receivable	(1,774)	(2,406)
Trade accounts receivable, net	3,529	4,068
Prepayments	396	425
Prepaid taxes	1,503	1,940
Other accounts receivable	695	931
Less: allowance for doubtful other accounts receivable	(510)	(283)
Other accounts receivable, net	2,084	3,013
Total accounts receivable, net	5,613	7,081

Trade accounts receivable, net of allowances for doubtful accounts, include amounts totaling 450 (2003: 761) due from foreign telecommunications operators which are denominated in foreign currencies, principally represented by Special Drawing Rights (“SDR”) and US dollars, and amounts totaling 1,511 (2003: 1,739) due from local telephone operators. As of December 31, 2004 and 2003, the carrying value of trade accounts receivable approximated their fair value.

The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Balance, beginning of year	2,689	2,443	1,825
Impact of inflation on opening balance	-	-	(240)
Provision for doubtful accounts receivable – continuing operations	369	337	874
Provision for doubtful accounts receivable – discontinued operations	-	2	(11)
Accounts receivable written-off	(774)	(93)	(5)
Balance, end of year	2,284	2,689	2,443

13. SHORT-TERM INVESTMENTS

Short-term investments include investments available-for-sale, which are stated at fair value, and short-term deposits and deposit certificates which are stated at amortized cost using the effective interest rate method. Short-term investments comprised the following as of December 31, 2004 and 2003:

	2004	2003
VEB bonds (USD denominated)	195	199
Liquid bills of exchange	5,247	1,855
Short-term deposits and deposit certificates	2,658	700
Investments in ZAO Telecom-center (refer to Note 9)	50	-
Other	-	1
Total short-term investments	8,150	2,755

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

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

Vnesheconombank (VEB) bonds are bearer securities guaranteed by the Ministry of Finance of Russia, and are commonly referred to as “MinFin Bonds”. The bonds carry an annual coupon interest rate of 3%. The maturity dates of bonds are within 2007 – 2008 . Vnesheconombank bonds are stated at market value based on quotations obtained from the over the counter market.

The Group invests temporarily available funds in bills of exchange issued by various Russian companies maturing within 12 months after the balance sheet date or with no fixed maturity, which the Group plans to sell during the next year. The bills of exchange bear interest in the range from 5.65% to 14.3% and are denominated in Rubles, as well as in foreign currencies. As of December 31, 2004 approximately 40% (2003: 26%) of the Group’s total liquid bills of exchange are denominated in foreign currencies, represented by US dollars. The Group uses bills of exchange as a financial instrument primarily for the purpose of receiving financial income.

Liquid bills of exchange include promissory notes issued by RTC-Leasing of 2,098 (2003: 459), of which 803 are secured with proceeds from lease agreements, promissory notes issued by OAO Svyazbank (subsidiary of RTC-Leasing) of 590 (2003: 7) and promissory notes issued by Russian Industrial Bank (subsidiary of RTC-Leasing) of 795 (2003: nil). Short-term deposits include deposits in OAO Svyazbank of 900 (2003: nil), deposits in Russian Industrial Bank of 242 (2003: nil), and deposits in ZAO Severozapandny Telecombank (subsidiary of RTC-Leasing) of 250 (2003: nil). Refer to Note 14 for cash held in these banks. Management of the Company is constantly monitoring financial position and performance of RTC-Leasing group and believes that amounts invested in promissory notes, cash and short-term deposits are fully recoverable.

14.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2004 and 2003 included cash on hand and at bank accounts as follows:

	2004	2003
Cash on hand	1	2
Cash at bank – Rubles	379	1,736
Cash at bank – Foreign currencies	53	236
Short term deposits – Rubles	752	405
Short-term deposits – Foreign currencies	66	147
Other	4	3
Total cash and cash equivalents	1,255	2,529

As of December 31, 2004, cash at bank in foreign currencies included amounts of 32 (2003: 105) held in escrow accounts on behalf of providers of loans to the Company.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

Cash at bank denominated in Rubles include cash held in Russian Industrial bank of 7 (2003: 561) and cash held in OAO Svyazbank of 8 (2003: nil). Cash at bank denominated in foreign currencies include cash held in Russian Industrial Bank of 1 (2003: 37). Short-term deposits denominated in Rubles include cash held in Russian Industrial Bank of 300 (2003: 147).

15.	SHAREHOLDERS’ EQUITY

Share capital

The authorized share capital of the Company as of December 31, 2004 and 2003 comprised 1,634,026,541 ordinary shares and 242,832,000 non-redeemable preferred shares. The par value of both ordinary and preferred shares amounted to Rbl 0.0025 per share.

As of December 31, 2004 and 2003, the issued and outstanding share capital was as follows:

	Number of shares	Nominal value	Carrying amount
Ordinary Shares, Rbl 0.0025 par value	728,696,320	1.822	75
Preferred Shares, Rbl 0.0025 par value	242,831,469	0.607	25
Total	971,527,789	2.429	100

There were no transactions with own shares during 2004, 2003 and 2002.

The Board of Directors of Rostelecom is authorized under its Charter to issue additional ordinary shares up to the total of the authorized share capital without further approval of shareholders.

The nominal share capital of the Company recorded on its incorporation has been indexed, to account for the effects of inflation from that date through December 31, 2002. The share capital in the Russian statutory accounts at December 31, 2004 and 2003 amounted to 2,428,819 nominal Rubles.

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

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

Accordingly, the Company’s preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 27).

Distributable earnings of all entities included in the Group are limited to their respective retained earnings, as mandated by statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2004 and 2003 amounted to 20,670 and 14,452, respectively.

Treasury Shares

In accordance with the Company’s Charter, Rostelecom is permitted to repurchase, on the open market, ordinary and preferred shares as long as 90% of the nominal value of its issued Charter Capital remains in circulation. Repurchased shares must either be sold or cancelled within one year of being purchased. There were no treasury shares as of December 31, 2004 and 2003.

Dividends

Dividends payable to holders of preferred and ordinary shares in respect of the years ending December 31, 2003 and 2002 were as follows:

	2003	2002
Dividend – preferred shares	790	310
Dividend – ordinary shares	640	396
	1,430	706

	Rbl	Rbl
Dividend per preferred share	3.25	1.27
Dividend per ordinary share	0.88	0.54

16.	MINORITY INTEREST

	2004	2003	2002
At beginning of year	191	2,825	1,929
Minority interest in net assets of acquired subsidiaries	-	-	224
Minority interest in net income/ (loss) of subsidiaries – continuing operations	-	70	(82)
Minority interest in net income of subsidiaries - discontinued operations (refer to Note 23)	650	1,153
Minority effect of preferred shares issued by subsidiary	-	-	-
Dividends paid to minority shareholders of subsidiaries	-	(29)	(129)
Purchase of minority interest	-	(3)	(79)
Re-purchase of own preferred shares by a subsidiary	-	-	(191)
Minority interest in disposed subsidiaries (refer to Note 23)	-	(3,322)	-
Minority interest in disposed subsidiary (RTComm.RU) (refer to Note 9)	(191)	-	-
At the end of year	-	191	2,825

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

17.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of December 31, 2004 and 2003:

	2004	2003, as restated (see Note 2)
Trade accounts payable	2,932	3,122
Accrued expenses	325	156
Compensation related accruals	628	361
Dividends payable	120	49
Total accounts payable and accrued expenses	4,005	3,688

As of December 31, 2004, trade accounts payable included amounts totaling 1,404, which are denominated in foreign currencies, principally represented by Special Drawing Rights and US Dollars (2003: 1,326).

As of December 31, 2004, trade accounts payable include promissory notes issued to IBM Corporation according to agreement on implementation of a new billing system, estimated cost of which is USD 90 million. Total amortized cost of issued promissory notes equals to 1,059, of which 706 are included in accounts payable and accrued expenses and 353 are included in non-current accounts payable in the accompanying consolidated balance sheet as of December 31, 2004. The promissory notes bear interest of 6%.

Trade accounts payable as of December 31, 2003 included accounts payable to RTC-Leasing of 520, which were repaid in 2004 (refer to Note 23).

18.	INTEREST BEARING LOANS

The interest bearing loans as of December 31, 2004 and 2003 were as follows:

Maturity	2004	2003

Current portion of interest bearing loans	1,107	1,932

Between one to two years	570	1,088
Between two to three years	109	518
Between three to four years	72	35
Between four to five years	26	-
Non-current portion of interest bearing loans	777	1,641

Total interest bearing loans	1,884	3,573

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

As of December 31, 2004 and 2003, interest bearing loans, which are mostly denominated in foreign currencies, were as follows:

	Note	2004	2003
US Dollars (US$)	(a)	1,457	2,639
Japanese Yen (JPY)	(b)	188	245
EURO	(c)	239	34
Foreign currency denominated loans		1,884	2,918
Russian Ruble denominated loans	(d)	-	655

Total interest bearing loans		1,884	3,573

As of December 31, 2004, the Group had the following loans outstanding:

a)	This includes the following amounts:

•

US$ 48.57 million (1,348) on promissory notes issued to Alfa-bank in 2003. In June 2003, according to the Government decision #221 dated April 16, 2003, Rostelecom’s overdue debt (with a principal of 11,601 million Japanese Yen (2,976 at the exchange rate as of June 30, 2003) and accrued interest of 20) payable to Vnesheconombank, acting as an agent of the Ministry of Finance of Russian Federation, was restructured by converting it into promissory notes issued to Alfa-Bank. Upon conversion, the carrying amount of debt amounted to US$ 98.6 (2,991 at the exchange rate as of June 30, 2003). As a result of conversion, Rostelecom’s principal debt to the Ministry of Finance and interest accrued thereon were extinguished in full. Upon extinguishment of debt to the Ministry of Finance, the Company ceased to be in technical default in respect of this debt. According to the Ministry of Finance’s resolution dated September 16, 2003, fines and penalties of 2,837 million Japanese Yen (749 at the exchange rate as of date of transaction) due from Rostelecom were forgiven and written off. In connection with this transaction a gain of 752 was recognized and included in other non-operating income in the consolidated statement of income for the year ended December 31, 2003 (refer to Note 24). The promissory notes to Alfa-Bank are repayable within 36 months in six semi-annual installments, beginning from December 2003, and bear interest of 5.94% per annum. Promissory notes amounting to 925 were included in the current portion of interest bearing loans.

•

US$ 2.66 million (74) within a credit agreement between Rostelecom and Japanese Bank for International Cooperation (JBIC) entered into in March 2004 to finance the purchase of equipment for the reconstruction of the Tyumen-Surgut microwave line. Maximum amount of the credit line is US$ 2.66 million, of which US$ 1.60 million (Tranche A) is provided by JBIC and US$ 1.06 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 4.67% and LIBOR plus 0.55%, respectively. The loan is repayable in semi-annual installments up to October, 2008. 18 relates to the current portion.

•

US$ 1.27 million (35) on a credit agreement between Rostelecom and Sumitomo Corporation entered into in March 1997. The loan is secured by the related equipment with carrying value of 1,210 and by cash balances deposited in designated escrow accounts, and is repayable in quarterly installments with the final payment due not later than July 2005. Interest is payable at LIBOR plus 3.2%. The purpose of the loan is financing of construction of fiber optic cable line Novosibirsk – Khabarovsk. The total amount is included in current portion.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

b)	This includes the following amounts:

•

JPY 628.66 million (168) within a credit line provided by Vneshtorgbank with maximum amount of JPY 880.13 million open through February 25, 2005. The facility bears annual interest rate of 5.75%. To secure the debt, the Company pledged its telecommunication equipment with carrying value of 242. The final payment date on this credit line is to be not later than February 26, 2007. 67 relates to the current portion.

•

JPY 74.99 million (20) within a credit line provided by Vneshtorgbank with maximum amount of JPY 105 million open through February 25, 2005. The facility bears annual interest rate of 5.75%. To secure the debt, the Company pledged its telecommunication equipment with carrying value of 43. The final payment date on this credit line is to be not later than February 26, 2007. 8 relates to the current portion.

c)	This includes the following:

•

EURO 6.33 million (239) on a credit agreement between Rostelecom and ING BHF-BANK entered into in April 2004. Total amount of the credit line is EURO 7 million, payable up to 2009 in equal semi-annual installments and bearing interest of EURIBOR plus 0.875% per annum. The loan was taken for the purchase of equipment to be used in re-construction of fiber optic cable line Novosibirsk – Khabarovsk. 53 relates to the current portion.

As of December 31, 2004 and 2003, the weighted average interest rates of loans were 6.1% and 6.3%, respectively. Under IAS 39, “Financial Instruments: Recognition and Measurement”, loans should be reflected in the financial statements at amortized cost, i.e. the amount at which they were measured at initial recognition less principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount. The carrying amount of interest bearing loans equals their amortized cost.

The Group does not utilize financial instruments to hedge against its exposure to fluctuations in interest and foreign exchange rates.

In April 2004 the Company settled 695 on a credit agreement, which as of December 31, 2003 was signed between Rostelecom and RTDC. During 2004, the loan has been assigned from RTDC to other parties. The amount paid to the final beneficiary equals to the present value of the loan as of the date of settlement. Therefore, no gain or loss was recognized in the consolidated statement of income for the year ended December 31, 2004.

There are no specific affirmative or negative covenants (including financial covenants) under the existing loan agreements. There were no loans in default as of December 31, 2004.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

19.	INCOME TAXES

The components of net deferred tax assets and liabilities at December 31, 2004 and 2003, and the respective movements during 2004, were as follows:

	December 31, 2003	Movement during the year	December 31, 2004

Tax effects of future tax deductible items:
Accounts payable and accrued liabilities	187	(187)	-
Accounts receivable	369	105	474
Investment valuation difference	44	(10)	34
Other	3	6	9

Gross deferred tax asset	603	(86)	517

Property, plant and equipment, net	7,690	(1,487)	6,203
Accounts payable and accrued liabilities	-	268	268
Leasing arrangements	395	(395)	-

Gross deferred tax liability	8,085	(1,614)	6,471
Net deferred tax liability	7,482	(1,528)	5,954

Differences between IFRS and statutory taxation and reporting regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting and profits tax purposes. The tax effect of these temporary differences is recorded at the rate of 24% (investment valuation – at 6% - 15%).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred income tax assets and deferred income tax liabilities relate to the income taxes levied by the same fiscal authority on the same taxable entity.

Income taxes payable and receivable as of December 31, 2004 and 2003 were as follows:

	2004	2003
Income tax payable	-	(118)
Income tax receivable	238	433

Income taxes payable and receivable are included in taxes payable and other accounts receivable, respectively, in the accompanying consolidated balance sheets.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

20.	REVENUE

Revenue comprised the following for the years ending December 31, 2004, 2003 and 2002:

	2004	2003, as restated (see Note 2)	2002, as restated (see Note 2)
Revenue from local operators
Telephone - international	6,160	5,171	5,025
Telephone - national	13, 411	8,669	5,859
Other income from local operators	3,077	1,952	1,838
	22,648	15,792	12,722
Revenue from subscribers
Telephone - international	2,900	3,027	3,462
Telephone - national	3,886	3,678	3,513
Internet access	-	1,060	849
Rent of telecommunication channels to subscribers	1,352	853	712
Television and radio transmission	602	584	546
Cellular services	-	117	89
	8,740	9,319	9,171
Revenue from foreign operators
Telephone	4,041	3,871	4,250
Telex, telegraph and other	327	431	622
Rent of telecommunication channels	192	181	228
	4,560	4,483	5,100

Other revenue	1,370	1,673	860
Total revenue	37,318	31,267	27,853

Effective August 1, 2003, the Anti-Monopoly Ministry abolished the use of the Integral Settlement Rate (“ISR”) for settlements between Rostelecom and other domestic operators. Under the new settlements system, Rostelecom began to bill other operators originating domestic long-distance (“DLD”) calls using the Linear Settlement Rate (“LSR”) regulated by the Anti-Monopoly Ministry of the Russian Federation and to pay to other operators terminating the calls the termination fee calculated using the Termination Settlement Rate (“TSR”) also regulated by the Anti-Monopoly Ministry.

Prior to August 1, 2003, revenues and expenses related to DLD calls were recognized on the basis of ISR, i.e. on the net basis. The introduction of the new settlements system represents a change in business practice resulting in new accounting for changed practice. The pro-forma information calculated on the basis of the new settlement system as if it was applied effective January 1, 2002 is presented below.

	2003		2002
	As reported above	Pro-forma (unaudited)	As reported above	Pro-forma (unaudited)
Revenue from local operators: telephone - national	8,669	12,396	5,859	11,159
Charges by network operators - national	(4,331)	(8,058)	(1,707)	(7,007)

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

In 2005 new regulations in the national telecommunication sector were put in force (refer to Note 31).

21.	SEGMENT INFORMATION

In 2002 and the most part of 2003, the Group operated in three industry segments: Telecommunications, Leasing and Banking and investing. The net income of these segments is presented below:

	Telecommunications	Leasing	Banking and Investing
2004	4,298	-	-
2003	3,507	(3,036)	(73)
2002	2,990	(2,776)	525

As a result of divestiture of business of RTC-Leasing and discontinuance of the leasing, banking and investing segments (refer to Note 23), effective December 1, 2003 the Group operates in one industry segment, being the provision of intercity and international telecommunication services in the Russian Federation. The results of this segment and assets and liabilities as of December 31, 2004 are presented in the consolidated statements of income and the consolidated balances sheet, respectively.

The aggregate leasing and banking and investing segments’ results, assets and liabilities as of December 1, 2003 are presented in Note 23.

An analysis of revenue by service type is disclosed in Note 20. A geographical analysis of revenue by the country or region of the customer for the years ending December 31, 2004, 2003 and 2002 is as follows:

	Russia	CIS	USA	Western Europe	Eastern Europe	Others	Total

2004	32,720	2,667	254	1,004	192	481	37,318
2003	26,784	2,926	220	862	252	223	31,267
2002	22,753	2,846	403	881	240	730	27,853

Leasing and banking and investing segments’ revenue was principally earned in Russia.

The Group had no individual customers, other than the Government of the Russian Federation and its related parties (see Note 29), that accounted for greater than 10% of its revenue during the years ended December 31, 2004, 2003 and 2002.

Substantially all of the Group assets are located within the territory of the Russian Federation.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

22.	ADMINISTRATION AND OTHER COSTS (NET)

Administration and other costs consisted of the following for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Administration costs	686	1,002	1,375
Advertising and similar costs	162	132	58
Office maintenance	969	882	741
Utilities and similar services	533	490	385
Consulting and similar services	208	261	97
Insurance	377	338	2
Extinguishment of liabilities	(428)	-	-
Other	551	677	678
Total administration and other costs	3,058	3,782	3,336

Extinguishment of liabilities represents a previously recorded liability for which there is no longer a legal obligation. The effect of the extinguishment has been recorded in administration and other costs as this is where it originally has been recorded.

23.	DISCONTINUED OPERATIONS

As part of management’s efforts to concentrate on the Company’s core business segment and as part of the Company’s drive to decrease total debt, the Company discontinued two of its components represented by the leasing and banking and investing business segments. The operations in these business segments were conducted through RTC-Leasing and its subsidiaries. Effective December 1, 2003, the Company effectively transferred control over these businesses to a third party.

The results of operations and loss on discontinuance of the above mentioned segments of 3,109, net of income tax expense of 343, was included in the accompanying consolidated statement of income for the year ended December 31, 2003 and reported in discontinued operations.

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

On January 29, 2004, Rostelecom and RTC-Leasing signed an agreement replacing the restructured lease obligation of 2,313 due in 2034 with a loan payable by Rostelecom to RTC-Leasing in 2038.

On February 12, 2004, Westelcom and RTC-Leasing executed a loan assignment agreement under which Westelcom purchased from RTC-Leasing all rights to the loan for 368, including VAT of 57.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

Before December 31, 2003, Rostelecom effectively paid to RTC-Leasing the amount of 3,520 by purchasing promissory notes issued by RTC-Leasing. The amount due under the promissory notes was offset against the restructured lease obligation due on January 28, 2004. In January and April 2004 the Group extinguished the remaining part of the restructured lease obligation for a cash payment of 520 in total.

The results of operations and cash flows of RTC-Leasing were included in the accompanying consolidated financial statements through December 1, 2003.

The accompanying statements of income for the years ended December 31, 2003 and 2002 include as discontinued operations the post-tax results of operations of the discontinued business segments, which comprised the following:

	2003	2002
Loss before tax and minority interest	(761)	(508)
Minority interest in the results of discontinued operations	(650)	(1,153)
Loss recognized on disposal	(804)	-
Write-down of carrying amount of property, plant and equipment	(551)	-
Income tax expense	(343)	(590)
Net loss from the discontinued operations	(3,109)	(2,251)

The write-down of property, plant and equipment in the amount of 551 represents the difference between the carrying amount of the telecommunication equipment, as restated for hyperinflation (refer to Note 5), and its respective fair value determined by the reference to the replacement cost of this equipment.

The net cash flows for the years ended December 31, 2003 and 2002 pertaining to the discontinued business segments as reported in the accompanying consolidated statements of cash flows, were as follows:

	2003	2002

Cash flows from the discontinued operations:
Net cash used in operating activities	(7,362)	(5,858)
Net cash (used in) /provided by investing activities	(2,380)	596
Net cash provided by financing activities	7,011	2,062

24.	OTHER NON-OPERATING INCOME, NET

Other non-operating income consisted of the following for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Unrealized gain on available-for-sale investments	43	69	41
Fair value of contributions received	-	-	103
Gain on extinguishment of loans payable (refer to Note 18)	-	752	230
Reversal of previously recognized impairment	53	316	-
Other non-operating gain /(loss), net	19	82	(74)
Total other non-operating income, net	115	1,219	300

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

In October 2002, the Company received telecommunication equipment from a company, which is not a related party, free of charge. Fair value of the equipment was estimated as equal to 103. The Group recognized fair value of the contribution received in other non-operating income, since the contribution was unconditional and the equipment could be utilized to generate future revenue.

25.	INCOME TAX EXPENSE

The components of income tax expense for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Current tax charge	2,892	2,002	2,363
Deferred tax benefit (Note 19)	(1,528)	(1,763)	(1,511)
Share in income taxes of associates (Note 9)	143	92	115
Income tax expense	1,507	331	967

The reconciliation of the theoretical amount that would arise using the Russian statutory rate of 24% to the total actual income tax was as follows for the years ending December 31, 2004, 2003 and 2002:

	2004	2003	2002
Income tax expense at statutory rate	1,393	938	930
Non-temporary elements of monetary loss	-	-	1,439
Effect of lease arrangements between Rostelecom and RTC-Leasing	-	(620)	(931)
Non-deductible expenses	114	261	973
Other non-temporary differences	-	(248)	-
Inflation effect on deferred tax balance at beginning of year	-	-	(1,444)
Income tax expense	1,507	331	967

Other non-deductible expenses comprise various costs that are non-deductible for Russian profits tax purposes, including depreciation of certain property, plant and equipment, certain employee costs, promotional and sponsorship expenditures, travel expenditures in excess of certain statutory allowances and other expenses.

26.	EMPLOYEES

The numbers of employees of the Group was equal to 25,285 as at December 31, 2004 (2003: 26,742).

The Group makes payments to the Government pension fund for its employees. Such contributions are calculated using regressive scale and are charged to expense when incurred during the employee’s service period.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

The Company participates in the non-state Joint Participation Program which is a pension plan with defined contributions. To participate in the program, individuals should be full-time employees of the Company and should enter into non-state pension insurance agreement with NPF “Telecom-Soyuz”, which is the successor of NPF “Rostelecom-Garantiya”. Total expenses of the Group under this program amounted to 13 during the year ended December 31, 2004 (2003: 18, 2002: 22) and are included in wages, salaries, other benefits and payroll taxes in the accompanying consolidated statements of income.

The Company also operates a defined benefit pension scheme covering a large number of its employees, which require contributions to be made to NPF “Telecom-Soyuz”. Total expenses of the Group under these defined benefit schemes amounted to 28 during the year ended December 31, 2004 (2003: 73, 2002: 46) and are included in wages, salaries, other benefits and payroll taxes in the accompanying consolidated statements of income.

27.	EARNINGS PER SHARE

The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data is stated in Rubles):

	2004		2003 (as restated, see Note 2)		2002 (as restated, see Note 2)
Net income from continuing operations	4,298		3,507		2,990
Net loss from discontinued operations	-		(3,109)		(2,251)
Total net income	4,298		398		739
	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares
Weighted average number of shares outstanding	242,831,469	728,696,320	242,831,469	728,696,320	242,831,469	728,696,320
Earnings per share – continuing operations	4.42	4.42	3.61	3.61	3.08	3.08
Losses per share – discontinued operations	-	-	(3.20)	(3.20)	(2.32)	(2.32)
Total earnings per share	4.42	4.42	0.41	0.41	0.76	0.76

The calculation of earnings per share is based on net profit for the period divided by the weighted average number of preferred and ordinary shares outstanding during the year. Dividends are fully allocated to continuing operations.

There are no potentially dilutive securities, therefore, diluted earnings per share equal basic earnings per share.

28.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

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

(a)	The Government and OAO Svyazinvest as a shareholder

As indicated in Note 1, the immediate parent company of the Company is OAO Svyazinvest which holds 50.67% of the voting capital of the Company, and its representatives comprise a majority of the Board of Directors. The Government of the Russian Federation in turn holds 75% less one share of the voting capital of OAO Svyazinvest and, therefore, ultimately controls the Company. It is a matter of the Government policy to retain a controlling stake in sectors of the economy, such as telecommunications, that it views as strategic.

In the past, a number of Government statements have indicated that it is considering restructuring the telecommunications sector controlled by OAO Svyazinvest. Refer to Note 31 for regulatory actions announced so far.

(b)           Interest of the Government in the telecommunications sector in the Russian Federation and the protection of that interest

Effective telecommunications and data transmission are of great importance to Russia for various reasons, including economic, social, strategic and national security considerations. The Government has exercised and may be expected to exercise significant influence over the operations of the telecommunications sector and consequently, the Group. The Government, acting through the Federal Tariff Agency, has the general authority to regulate domestic tariffs, and does regulate tariffs. The Ministry of Information Technologies and Telecommunications of the Russian Federation has control over the licensing of providers of telecommunications services.

(c)	Transactions with the Svyazinvest Group

The Svyazinvest Group uses the Group’s network to carry traffic between its regional and other operators and to and from these regional operators, and to and from international operators.

The Group uses the regional networks of the Svyazinvest Group to complete calls and other traffic, including that originating from its direct subscribers in the city of Moscow.

Tariffs for services between the Company and the Svyazinvest Group are materially affected with governmental regulation as disclosed in paragraph (b) of this note.

The Group also consumes design services from certain companies of the Svyazinvest Group which are included in 2004 in additions of property, plant and equipment in amount of 19 (2003: 37).

The Group makes certain contributions to non-for-profit organizations which are companies of the Svyazinvest Group.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

The Group makes contributions to the non-state pension fund which provides the Company’s employees with a number of post-employment benefits (refer to Note 26). OAO Svyazinvest executes significant influence over the operations of the fund.

The amounts of revenue and expenses relating to the transactions with the Svyazinvest Group were as follows:

	2004	2003	2002
Revenue	16,987	11,944	9,342
Lease revenue (included in loss from discontinued operations)	-	472	18
Charges by network operators - national	(6,362)	(2,930)	(264)
Administration and other costs	-	-	(160)
Contributions to non-for-profit organizations (included in administration and other costs)	(244)	(54)	(94)
Contributions in pension fund included in wages, salaries , other benefit and payroll taxes	(77)	(148)	(85)

In addition, OAO Svyazinvest participates in the dividends declared by the Company, commensurate with its shareholding.

The amounts of receivables and payables due from and to the Svyazinvest Group were as follows:

	2004	2003
Short-term investments	5	16
Accounts receivable, net	1,218	1,124
Accounts payable	(302)	(192)
Payable to pension fund (included in compensation related accruals)	(184)	(206)

(d)	Transactions with the Government

Other state bodies (“Budget Organizations”), such as the Ministry of Defense and entities affiliated to the Government, primarily state controlled TV and radio companies, use the Group’s network to carry communications traffic and to broadcast across the country. In some cases, the service is in the nature of rent of telecommunication channels for which the Group charges below market rates.

The Company made certain contributions to State Research and Development Funds.

The amounts of revenue and expenses relating to the transactions with the Government were as follows:

	2004	2003	2002
Revenue	2,064	1,388	1,211
Contributions to State Research and Development Fund (included in administration and other costs)	-	(65)	(102)

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

The amounts of receivables and payables due from and to such organizations were as follows:

	2004	2003
Accounts receivable, net	286	651
Accounts payable	(24)	(22)

(e)	Transactions with investees

The Group is also involved in various telecommunication services with entities and companies in which it has investments, including associates over which it exerts significant influence.

A summary of these transactions is as follows:

	2004	2003	2002
Revenue	1,404	796	666
Charges by network operators – national	(262)	(126)	(26)

Amounts included in the consolidated balance sheets relating to the operations with these entities were as follows:

	2004	2003
Accounts payable and accrued expenses	(29)	(44)
Accounts receivable, net	235	143

(f)	Directors’ remuneration

During the year the Board of Directors consisted of the following members:

Until June 26, 2004	Until December 31, 2004

Yashin V.N. Avdiyants S.P. Belov V.Y. Yemelianov N.P. Kuznetsov S.I. Lopatin A.V. Panchenko S.N. Polischuk V.A. Ragozina I.M. Slipenchuk M.V. Yurchenko E.V.	Yashin V.N. Avdiyants S.P. Belov V.Y. Degtyarev V.V. Yerokhin D.Ye. Panchenko S.N. Polischuk V.A. Ragozina I.M. Slipenchuk M.V. Finger G.M. Yurchenko E.V.

In 2004, the total remuneration of the directors amounted to 22 (2003: 39, 2002: 21).

(g)	Other related party transactions

In 2004 and 2003 the Company acquired promissory notes of OAO Svyazbank for 1,333 and 7, respectively, and settled partially the promissory notes for 750 and nil, respectively. Net income from sale of promissory notes of OAO Svyazbank amounted to 12 (2003: nil) and was included in interest income in the accompanying consolidated statement of income. Also refer to Note 13. Certain directors of the Company and OAO Svyazinvest are directors of OAO Svyazbank.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

In June-August 2003, in order to redeem its liability to Vietnam Telecom, the Company paid to OAO Svyazbank, acting in the capacity of the agent of an unrelated party, USD 15.1 million (462 at the exchange rates at the dates of settlement).

In 2003 the Company purchased software from ZAO Peter-Service, net book value of which amounted to 142. Also during 2004 and 2003 the Company incurred additional expenses in relation to this software in amount of 26 and 11, respectively, which were included in administration and other costs in the accompanying statements of income. Prepayments made to ZAO Peter-Service included in the accompanying balance sheet amounted to 11 and 27 as of December 31, 2004 and 2003, respectively. Certain directors of the Company are directors of the company that controls ZAO Peter-Service.

30.	CAPITAL COMMITMENTS

The Group’s capital expenditure program approved by the Board of Directors for the year ending December 31, 2005 projects capital expenditures of 7,283.

31.	CONTINGENCIES

a)	Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant federal and regional authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavorable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As of December 31, 2004 management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Group’s tax, currency and customs positions will be sustained.

As a result of the comprehensive tax inspection covering the periods of 1999, 2000 and 2001, the Ministry of Taxes and Levies of the Russian Federation assessed 2,488 of additional taxes, including fines and penalties payable by Rostelecom. The Group prevailed in court. In November 2004, the Supreme Arbitrary Court of the Russian Federation confirmed the Group’s tax positions, thus the assessment of the Ministry of Taxes and Levies of the Russian Federation was rejected and became void. No amounts related to this issue were accrued by the Group as of December 31, 2004 and 2003.

b)	Legal proceedings

The Group is subject to a number of proceedings arising in the course of the normal conduct of its business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company or the Group.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

In 2003, the Audit Chamber of the Russian Federation completed the inspection of Svyazinvest and its subsidiaries, including the Company. No penalties were imposed on the Company as a result of the inspection.

c)	Licenses

Substantially all of the Company’s revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2005 to 2013. The Company has renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business. Suspension or termination of the Company’s main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Group.

d)	Restructuring

There have been a number of announcements by the Government and the Svyazinvest Group with respect to the planned restructuring of the national telecommunications sector. According to the latest Government announcements in view of Russia’s acceptance to the World Trade Organization the change of the Group’s status as a monopoly supplier of long distance and international communications will occur in 2005.

On March 28, 2005, the Government of the Russian Federation, as required by the Communications Law, approved the Resolution No. 161, “On adoption of Rules of telecommunications networks interconnection and interaction”. On May 18, 2005, the Government of the Russian Federation, also as required by the Communications Law, approved the Resolution No. 310, “On adoption of Rules of providing local, zonal, long-distance and international telecommunications services”. The major changes introduced by the Resolutions are as follows:

•	Introduction of the new order of interconnection and interaction for telecommunications networks
•	Stipulation of the material terms of interconnection, including technical, economic and information conditions
•	Setting the special order of interconnection and interaction with telecommunications operator having significant influence over the public switch telecommunications network.
•	Approval of the specifications of interconnection and traffic transit services provided by telecommunications operators.
•

Introduction of the new detailed regulations on signing, execution and termination of telecommunications services agreement, stipulation of the material items of such agreements as well as rights and obligations of counter-parties.

•	Formalization of the requirement to sign telecommunications services agreements with properly licensed telecommunications operators only.
•	Imposition on domestic and international long-distance operators certain obligations usually carried out by the local operators.

Currently the Company cannot evaluate reliably the impact of the new regulations on its business and results of operations since the complete set of subordinated acts required by the Communication Law

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

has not been approved, including requirements to the structure of telecommunications networks and traffic transit scheme.

The new regulations allow telecommunications operators to apply for long-distance telecommunications licenses. In May 2005 long-distance licenses were awarded to three additional telecommunications providers. If these and other alternative operators begin to provide nationwide long-distance telecommunications services, the market share of the Company may be eroded.

Following the new regulations, the Company expects a new system of settlements for the international and domestic long-distance traffic will come into force in the foreseeable future, where end-users of long-distance services anywhere in the Russian Federation will become the Company’s customers. After implementation of the new system, local operators will be rendering certain services to the Company essential to provision of telecommunication services to end-users by the Company. The new system of settlements will represent a change in business practice resulting in a new system of accounting for the Company’s revenues, expenses and accounts receivable and payable for changed practice. The pro-forma information for the year ended December 31, 2004 and any preceding years calculated on the basis of the described new system as if it was applied throughout all preceding periods will be included in the consolidated financial statements for the period when the new system comes into force.

In addition to industry restructuring plans, the Government announced plans to privatize Svyazinvest in 2005. Effects of the industry reform will be reflected in the Group’s financial statements as they become known and estimable.

e)	Asset retirement obligations

The Company may incur cost related to retirement of telecommunication lines and other assets and restoration of environment. Such costs may arise in connection with registration of title by landlords based on the Land Code of the Russian Federation, which came into force effective 2001. The management believes that occurrence of such events is unlikely. In addition, the timing and amount of such costs may not be identified and measured reliably. The liability would be initially recognized in the period in which sufficient information exists to estimate a range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

32.	CREDIT RISK MANAGEMENT

A portion of the Group’s accounts receivable is from the State and other public organizations. Collection of these receivables is influenced by political and economic factors. Management believes there were no significant unprovided losses relating to these or other receivables at December 31, 2004.

Financial instruments that could expose the Group to concentrations of credit risk are mainly trade and other receivables. The credit risk associated with these assets is limited due to the Group’s large customer base and ongoing procedures to monitor the credit worthiness of customers and other debtors.

The Group deposits available cash with several Russian banks. Deposit insurance is not offered to banks operating in Russia. To manage the credit risk, the Group allocates its available cash to a variety of Russian banks and management periodically reviews the credit worthiness of the banks in which such deposits are held.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

33. INTEREST RATE RISK MANAGEMENT

Trade and other receivables and payables are non-interest bearing financial assets and liabilities.

Interest rates payable on the Group’s loans and other borrowings are disclosed in Note 18.

34.	FOREIGN EXCHANGE RISK

In 2004, approximately 12% of the Group’s revenues and 20% of the Group’s expenses were denominated in currencies other than the Russian ruble. Revenues generated in foreign currency represent income received from foreign operators, and foreign currency denominated expenses consist primarily of payments to foreign operators for international long-distance traffic termination. Accounts receivable from foreign operators and accounts payable to foreign operators which are denominated in foreign currencies amounted to approximately 7% of the Group’s total accounts receivable and 37% of the Group’s total accounts payable as of December 31, 2004. All the loans received by the Group during 2004 are denominated in foreign currencies. Thus the Group is exposed to foreign exchange risk.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group’s operations. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated purchases and loans.

35.	SUBSEQUENT EVENTS

In March 2005 the Company sold its 20% interest in ZAO Telmos to AFK “Systema”, which is unrelated party, for a cash payment of 235. This consideration exceeds the carrying value as of December 31, 2004.

In March 2005 the Company sold its 45% interest in ZAO Telecom-Center to OOO “Orbita”, which is unrelated party, for a cash payment of 68. This consideration exceeds the carrying value as of December 31, 2004.

In March 2005 new regulations in the national telecommunication sector were put in force (refer to Note 31).

In April 2005 the Group acquired 19% shares of Svyazintek for a cash payment of less than 1.

In April 2005 the shareholders’ meeting of GlobalTel approved the new GlobalTel’s charter which provides preferred rights to the Company compared to the other shareholder, including abolishment of certain of the other shareholder’s rights. The Group is currently in process of assessing the potential impact of these changes on the effective control over GlobalTel and the respective treatment of investment in GlobalTel in the Group’s financial statements. Changes in effective control will be accounted for prospectively from the date of such changes.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

36.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”).

The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect total shareholders’ equity as of December 31, 2004 and 2003 and net income (loss) for the years ended December 31, 2004, 2003 and 2002.

Reconciliation of net income (loss)

	2004	2003 (as restated, see Note 2)	2002 (as restated, see Note 2)

Net income reported under IFRS	4,298	398	739

US GAAP adjustments:
Depreciation on reversed impairment charge (a)	(889)	(800)	(602)
Unrealized gains on available-for-sale investments (b)	(42)	(68)	(41)
Pension expense (c)	-	(30)	(20)
Impact of difference in accounting for investments acquired for resale, net of minority interest (d)	-	59	(59)
Impact of goodwill amortization, net of minority interest (d)	135	92	35
Partial gain recognition (e)	-	-	(3)
Reversal of impairment on investment in equity method investee (f)	-	55	(55)
Deferred tax effects of US GAAP adjustments	177	123	140

Total	(619)	(569)	(605)
Net income/ (loss) under US GAAP	3,679	(171)	134

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

Earnings per share

	2004		2003 (as restated, see Note 2)		2002 (as restated, see Note 2)
Net income from continuing operations	3,679		2,915		2,407
Net loss from discontinued operations	-		(3,086)		(2,273)
Total net income/ (loss)	3,679		(171)		134
	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares
Weighted average number of shares outstanding	242,831,469	728,696,320	242,831,469	728,696,320	242,831,469	728,696,320
Earnings per share – continuing operations	3.79	3.79	3.00	3.00	2.48	2.48
Losses per share – discontinued operations	-	-	(3.18)	(3.18)	(2.34)	(2.34)
Total earnings /(losses) per share	3.79	3.79	(0.18)	(0.18)	0.14	0.14

Basic and diluted earnings per share are the same for all periods presented, as there are no potentially dilutive instruments.

Reconciliation of shareholders’ equity

	2004	2003 (as restated, see Note 2)

Total shareholders’ equity under IFRS	50,838	47,970

US GAAP adjustments:
Reversal of impairment of property, plant and equipment (a)	4,328	5,217
Impact of goodwill amortization, net of minority interest (d)	262	127
Partial gain recognition, net of tax (e)	(3)	(3)
Deferred tax	(344)	(511)
Total	4,243	4,830

Total shareholders’ equity under US GAAP	55,081	52,800

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

Restatement of previously issued financial statements

As discussed in Note 2, in 2004, the Group corrected certain revenues from local operators and respective expenses, and accounts receivable and payable as of December 31, 2003 and the two years then ended.

At the March 17 - 18, 2004 meeting, the EITF Task Force reached a consensus on certain issues related to “participating securities” and the application of the “two-class method” under FAS No. 128, “Earnings per share.” EITF Issue No. 03-6, “Participating Securities and the Two-Class Method Under FASB Statement No. 128,” provides guidance in determining when a security participates in dividends such that the two-class method must be used to calculate earnings per share. EITF Issue No. 03-6 clarifies that undistributed earnings for a period should be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings. Nonetheless, if the terms of a security do not specify objectively determinable, nondiscretionary participation rights, then undistributed earnings would not be allocated based on arbitrary assumptions. Also, if an entity could avoid distributions of undistributed earnings to participating security holders, then no allocation of that period’s earnings to the participating security would be made. As described above, the Company’s preferred shares are considered participating equity instruments. Accordingly, following this guidance, the Group has revised the methods of calculation of earnings per share to properly apply the “two-class method” of calculation.

The reconciliation of earnings per share, as restated, and earnings per share previously reported for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Total earnings per share – continuing operations, as previously reported	3.75	2.90
Restatement of revenues and expenses from local operators (refer to Note 2)	(0.18)	0.08
Application of the “two-class method”	(0.57)	(0.50)
Total earnings per share – continuing operations, as restated	3.00	2.48

	2003	2002
Total losses per share – discontinued operations, as previously reported	(4.16)	(3.12)
Adoption of “two-class method”	1.03	0.78
Other changes (refer to (b) below)	(0.05)	-
Total losses per share - discontinued operations, as restated	(3.18)	(2.34)

	2003	2002
Total losses per share, as previously reported	(0.41)	(0.22)
Restatement of revenues and expenses from local operators (refer to Note 2)	(0.18)	0.08
Adoption of “two-class method”	0.46	0.28
Other changes (refer to (b) below)	(0.05)	-
Total (losses)/ earnings per share, as restated	(0.18)	0.14

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

(a) Reversal of impairment on property, plant and equipment

In 1998, in accordance with IAS No. 36, “Impairment of Assets”, the Group recognized an impairment loss of 8,699 on its property, plant and equipment other than construction in progress. The impairment loss was calculated based on the present value of estimated future cash flows from the continued use of the assets using a real-terms (inflation adjusted) discount rate of 20%.

IAS No. 36 requires an assessment of the recoverable amount of an asset whenever there is an indication that the Group’s assets may be impaired. Management believed that the Russian economic crisis in 1998 constituted such an indication.

Under US GAAP, SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (superseded by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for financial statements issued for fiscal years beginning after December 15, 2001), requires an initial assessment of impairment based on undiscounted cash flows whenever there is an indication that impairment may exist. Due to the fact that the sum of undiscounted expected future cash flows was in excess of the carrying amount of the Group’s property, plant and equipment as of December 31, 1998, an impairment loss was not recognized for US GAAP reporting purposes. Management considers that all of the Group’s property, plant and equipment, with the exception of construction in progress, represent the lowest level for which there are largely independent and identifiable cash flows.

Since no impairment loss was recognized under US GAAP in 1998, a different asset base is used to compute US GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing 1999.

Based on management’s analysis, the sum of undiscounted expected future cash flows was in excess of the carrying amount of the Group’s property, plant and equipment as of December 31, 2004, 2003 and 2002, thus, no impairment loss was recognized under US GAAP.

Deferred tax effect was computed using tax rate of 24% for 2004, 2003 and 2002. Deferred tax benefit recognized on reversal of impairment on property, plant and equipment in 2004, 2003 and 2002 represents the effects of reversal of the temporary differences associated with disposals and additional depreciation.

(b) Unrealized gains on available-for-sale investments

In accordance with IAS No. 39, “Financial Instruments: Recognition and Measurement”, gains or losses from change in the fair value of securities classified as available-for-sale investments may be included in net profit and loss for the period in which they arise. The Group has chosen to include unrealized gains and losses on the investments in the determination of net income.

Under US GAAP, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, provides that such available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, to be excluded from earnings and reported as a separate component of comprehensive income. Unrealized gains and losses represent the net change in fair value of investments classified as available-for-sale. Declines in value of available-for-sale securities judged to be other than temporary are recognized in the statement of operations. In 2004, the calculation of the tax effect of unrealized gain was revised for 2003.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

(c) Pension expense and obligations

The Company made certain payments to employees on retirement. These obligations were substantially similar to those typically existing under a defined benefit pension scheme.

IAS No. 19, “Employee Benefits”, was issued by the International Accounting Standards Board to revise existing standards relating to retirement benefits cost, and became effective for the financial statements beginning on or after January 1, 1999. In accordance with US GAAP, similar issues are covered by SFAS No. 87, “Employer’s Accounting For Pensions”. Under both standards, pension expense is based upon a specified methodology that includes a designated actuarial approach and reflects the concept of accrual accounting. Pension expense is reflected in the consolidated statement of income systematically over the working lives of employees covered by the plan. Plan amendments (including initiation of a plan) often include provisions that grant increased benefits based on services rendered in prior periods. Because plan amendments are granted with the expectation that the employer would realize economic benefits in future periods, SFAS No. 87 does not require the cost of providing such retroactive benefits (that is, prior service cost) to be included in net periodic pension cost entirely in the year of the amendment. SFAS No. 87 provides for recognition of prior service cost during the future service periods of employees who are expected to receive benefits under the plan.

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

(d) Accounting for investments in associates

Before IFRS No.5 was adopted, the Group accounted for an investment in associate that was acquired and held exclusively with a view to its disposal in the near future as an available-for-sale financial asset in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”.

In 2002 the Group acquired and, in 2003, sold certain investments which in the normal course of business would qualify for equity method accounting. In IFRS accounts these investments were classified and accounted for as available-for-sale.

Effective January 1, 2002, SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets”, eliminated the exception to application of the equity method for an investment in associates where significant influence is likely to be temporary. Accordingly, in US GAAP accounts, the investments in these associates were accounted for using equity method of accounting.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

Amount of (59) reported in the reconciliation of net income and shareholders’ equity for 2002 above represents the difference between the amount of gain from changes in the fair value of these available-for-sale investments, recognized in the IFRS accounts, and the amount of equity income, reported under the US GAAP, net of minority interest.

In 2003 these investments were sold. Accordingly, the differences in accounting for these investments under IFRS and US GAAP, reported in prior periods, were reversed in 2003.

As described in Note 9, during 2002, the Group acquired 15% of voting stock of Golden Telecom, Inc. In the opinion of management, the Group exercised significant influence over financial and operating policies of Golden Telecom. In accordance with IAS No. 28, “Accounting for Investments in Associates”, the Group amortized the equity method goodwill related to its investment in Golden Telecom over its estimated useful life of 8 years. During 2002, in its IFRS accounts, the Group recognized related amortization expense in the amount of 32. Also, during 2002, in its IFRS accounts, the Group recognized goodwill of 42 in connection with certain business combinations and purchases of minority interest. Amortization of related goodwill in 2002 amounted to 3. During 2004 and 2003 the equity method goodwill related to investment in Golden Telecom recognized in IFRS accounts amounted to 135 and 95, respectively.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized and is subject to annual impairment tests in accordance with SFAS No. 142. The Group performed the annual impairment test in respect to recoverability of the carrying amount of goodwill at December 31, 2004 and 2003 by comparing the fair value to the carrying amount. Fair value exceeded the carrying amount and the Group did not recognize any impairment loss.

(e) Partial gain recognition

During 2002 the Group completed a sale of its 50% interest in EDN Sovintel to Golden Telecom in exchange for a cash payment of US$10 million, no-interest bearing US$46 million promissory note and 15% of then outstanding ordinary shares of Golden Telecom.

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

In its US GAAP accounts, in accordance with requirements of Emerging Issues Task Force Issue No. 01-02, “Interpretations of APB 29”, the Group recognized a gain of 1,730. The difference of 3 between the amount of gain recognized under IFRS and US GAAP pertains to a portion of the gain represented by the economic interest retained by the Group.

(f) Reversal of impairment on investment in equity method investee

During 2002 due to certain changes in management’s estimates and in accordance with provisions of IAS No. 36, “Impairment of Assets”, in its IFRS accounts the Group recorded a partial reversal of impairment loss of 55 recognized in 2001 in connection with its investment in MCC, which is accounted for using equity method.

US GAAP prohibits reversals of previously recognized impairment losses.

In 2003 the investment in MCC was sold. Accordingly, all differences in accounting for this investment under IFRS and US GAAP reported in prior periods reversed in 2003.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

Investments in associates

The following table presents summarized income statement and balance sheet information of the Group’s significant equity method investee, EDN Sovintel, for the period from January 1, 2002 to September 16, 2002 (the date of its disposal, refer to Note 9, translated into Rubles using exchange rate as of December 31, 2002):

2002

Income statement information
Revenues	3,218
Operating income	822
Net income	607

Summarized financial information for 2002 for the Group’s unconsolidated investment in GlobalTel was as follows (translated into Rubles using exchange rate as of December 31, 2002):

2002

Income statement information
Revenues	395
Operating loss	(294)
Net loss	(344)

Summarized financial information for 2003 of the Group’s significant equity method investee, Golden Telecom, Inc, was as follows (translated into Rubles using exchange rate as of December 31, 2003):

2003
Income statement information
Revenues	10,619
Operating income	2,054
Net income	1,633

Financial position information
Current assets	5,542
Non-current assets	15,937
Current liabilities	2,944
Non-current liabilities	1,365
Net assets	17,090

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

New US GAAP standards adopted in 2004

The Group adopted the provisions of Emerging Issues Task Force Issue 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables”. For multiple element arrangements entered into after December 31, 2003, EITF 00-21 addresses a vendor’s accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The adoption of EITF 00-21 did not have a material impact on the Group’s results of operations, financial position or cash flows.

The Group adopted the provisions of Emerging Issues Task Force Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease” (“EITF 01-8”) for arrangements entered into after December 31, 2003. EITF 01-8 addresses how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, “Accounting for Leases,” and requires lease accounting for contractual arrangements that explicitly or implicitly convey the right to use (or control the use of) specific property, plant or equipment. The adoption of EITF 01-8 did not have a material impact on the Group’s results of operations, financial position or cash flows.

The Group adopted the remaining transitional provisions of the Financial Accounting Standards Board Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities” (“VIEs”), to all entities that existed prior to February 1, 2003. This interpretation changed the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities (“SPEs”). Under FIN 46R, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its “variable interests” (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE’s assets and liabilities).

The Group holds variable interests in VIEs where the Group is not the primary beneficiary and which are not significant either individually or in the aggregate. There were no VIEs created after January 31, 2003, which would require immediate application of FIN 46R.

New accounting pronouncements

During 2003-2004, several new standards, interpretations or revisions to existing standards were issued.

The Group is currently evaluating the impact of the following new or revised standards and interpretations on its results of operations, financial position and cash flows and is in process of developing an implementation strategy:

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

In December 2003, FASB Statement No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106” (FASB 132(R)) was issued. It does not change the measurement and recognition provisions of FAS 87, 88 and 106 or the disclosure requirements of the original FAS 132, which it replaces. FAS 132(R) requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. For foreign plans, FAS 132(R) is effective for years ending after June 15, 2004.

In November 2004, FASB Statement No. 151 “Inventory Costs - an amendment of ARB No. 43, Chapter 4” (FAS 151) was issued. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. FAS 151 should be applied prospectively.

In December 2004, FASB Statement No. 153 “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” (FAS 153) was issued. FAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. FAS 153 should be applied prospectively.

In March 2004, the Emerging Issues Task Force (EITF) within FASB reached a consensus on Issue No. 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). The issue is to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of FASB Statement No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” The impairment methodology for investments accounted for under the equity method is predicated on the notion of other-than-temporary. The taskforce reached a consensus that the application guidance in EITF 03-1 should be used in determining when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of the impairment. EITF 03-1 was effective for other-than-temporary impairment evaluation made in reporting periods beginning after June 15, 2004. The Board has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1.

In March 2004, the EITF reached a consensus on EITF Issue 03-16 (“EITF 03-16”), “Accounting for Investments in Limited Liability Companies.” EITF 03-16 provides guidance about when to account for an investment in a limited liability company that maintains a specific ownership account for each investor using the cost method or the equity method of accounting. EITF 03-16 applies to all investments in LLCs and is effective for reporting periods beginning after June 15, 2004.

In July 2004, the EITF reached a consensus on EITF Issue 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. The provisions of EITF 02-14 are effective for the first reporting period beginning after September 15, 2004. The effects of the adoption of EITF 02-14, if any, is to be presented as the cumulative effect of a change in accounting principle.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

The adoption of the following new or revised standards and interpretations is not expected to have a material impact on the Group’s results of operations, financial position and cash flows:

•	FASB Statement No. 123 (revised 2004) “Share-Based Payment”,
•	FASB Statement No. 152 “Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67”,
•	EITF Issue 04-1, “Accounting for Pre-existing Relationships between the Parties to a Business Combination”.

Consolidated statements of changes in shareholders’ equity and comprehensive income under US GAAP for the years ended December 31, 2004, 2003 and 2002 are as follows:

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2004

(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

	Common shares		Preferred shares			Accumulated other	Total
	Number of shares	Share capital	Number of shares	Share capital	Retained earnings	comprehensive income	shareholders’ equity
Balance as of January 1, 2002 (as restated, see Note 2)	728,696,320	75	242,831,469	25	53,479	271	53,850

Comprehensive income
Net income (as restated, see Note 2)	-	-	-	-	134	-	134
Net change in unrealized gain on available-for-sale investments	-	-	-	-	-	41	41
Comprehensive income	-	-	-	-	134	41	175
Dividends for 2001	-	-	-	-	(399)	-	(399)
Balance as of December 31, 2002 (as restated, see Note 2)	728,696,320	75	242,831,469	25	53,214	312	53,626
Comprehensive income
Net loss (as restated, see Note 2)	-	-	-	-	(171)	-	(171)
Net change in unrealized gain on available-for-sale investments	-	-	-	-	-	51	51
Comprehensive loss	-	-	-	-	(171)	51	(120)
Dividends for 2002	-	-	-	-	(706)	-	(706)
Balance as of December 31, 2003 (as restated, see Note 2)	728,696,320	75	242,831,469	25	52,337	363	52,800

Comprehensive income
Net income	-	-	-	-	3,679	-	3,679
Net change in unrealized gain on available-for-sale investments	-	-	-	-	-	32	32
Comprehensive income	-	-	-	-	3,679	32	3,711
Dividends for 2003	-	-	-	-	(1,430)	-	(1,430)
Balance as of December 31, 2004	728,696,320	75	242,831,469	25	54,586	395	55,081