Form 20-F
period 2005-12-31
OPEN JOINT STOCK CO LONG DISTANCE & INTERNAT COMM ROSTELECOM
filed 2006-06-30
CIK 1054487

Filed with the Securities and Exchange Commission on June 30, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report

Commission file number: 1-14748

OPEN JOINT STOCK COMPANY LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS “ROSTELECOM”

(Exact name of Registrant as specified in its Charter)

RUSSIAN FEDERATION

(Jurisdiction of incorporation or organization)

14, 1st Tverskaya-Yamskaya Street, Moscow 125047, Russian Federation

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

728,696,320 ordinary shares, par value 0.0025 Russian rubles each, as of December 31, 2005.

28,712,084 American Depositary Shares, each representing six ordinary shares, as of December 31, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated Filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(1)      Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

TABLE OF CONTENTS

Item 1. Identity of Directors, Senior Management and Advisers		1
Item 2. Offer Statistics and Expected Timetable		1
Item 3. Key Information		1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	6
Item 4. Information on the Company		34
A.	History and Development	34
B.	Business Overview	39
C.	Organizational Structure	67
D.	Property, Plant and Equipment	72
Item 4A. Unresolved Staff Comments		72
Item 5. Operating and Financial Review and Prospects		73
A.	Operating Results	73
B.	Liquidity and Capital Resources	94
C.	Research and Development, Patents and Licenses	100
D.	Trend information	102
E.	Off-Balance Sheet Arrangements	104
F.	Tabular Disclosure of Contractual Obligations	104
Item 6. Directors, Senior Management and Employees		105
A.	Directors and Senior Management	105
B.	Compensation	109
C.	Board Practices	112
D.	Employees	116
E.	Share Ownership	118
Item 7. Major Shareholders and Related Party Transactions		119
A.	Major Shareholders	119
B.	Related Party Transactions	120
C.	Interests of Experts and Counsel	120
Item 8. Financial Information		120
A.	Consolidated Statements and Other Financial Information	120
B.	Significant Changes	121
Item 9. The Offer and Listing		122
A.	Listing Details	122
B.	Plan of Distribution	124
C.	Markets	124
D.	Selling Shareholders	124
E.	Dilution	124
F.	Expenses of the Issue	124

i

Item 10. Additional Information		124
A.	Share Capital	124
B.	Description of Charter Capital and Certain Requirements of Russian Legislation	124
C.	Material Contracts	139
D.	Exchange Controls	144
E.	Taxation	147
F.	Dividends and Paying Agents	152
G.	Statement by Experts	152
H.	Documents on Display	152
I.	Subsidiary Information	152
Item 11. Qualitative and Quantitative Disclosures About Market Risk		153
Item 12. Description of Securities Other Than Equity Securities		154
Item 13. Defaults, Dividend Arrearages and Delinquencies		154
A.	Defaults	154
B.	Dividend Arrearages and Delinquencies	155
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		155
Item 15. Controls and Procedures		155
Item 16A. Audit committee financial expert		158
Item 16B. Code of Ethics		158
Item 16C. Principal Accountant Fees and Services		159
Item 16D. Exemptions from the Listing Standards for Audit Committees		160
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers		160
Item 17. Financial Statements		160
Item 18. Financial Statements		161
Item 19. Exhibits		161

As used in this annual report, “Rostelecom,” “the company,” “the group” “we,” “us” or “our” refers to Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom and its consolidated subsidiaries.

We publish our consolidated financial statements in Russian rubles. In this annual report, (i) references to “RUR” and “rubles” are to Russian rubles; (ii) references to “U.S.$” and “U.S. dollars” are to United States dollars; (iii) references to “JPY” are to Japanese yen; and (iv) references to “EUR” and “euro” are to the common currency of the European Economic and Monetary Union. Unless otherwise indicated, all RUR figures as of and for the years ended of December 31, 2001 and 2002 have been restated in terms of the ruble purchasing power current as of December 31, 2002.

For convenience only (except where noted otherwise), certain RUR figures for 2005 have been converted into U.S. dollars at the rate of RUR 28.78 = U.S.$1.00, which was the exchange rate published by the Central Bank of the Russian Federation, or the Central Bank, for December 31, 2005. These conversions should not be construed as a representation that the RUR amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The ruble is not a convertible currency outside the territory of the Russian Federation. For more information, see “Item 10. Additional Information—D. Exchange Controls.”

LEGEND OF TERMS

The abbreviations of certain terms set forth below relate to the telecommunications industry and our activities, in particular, and appear throughout this document.

ASN: Automatic switching node

ATE: Automatic trunk exchange

CCC: Customer Care Center

CSPs: Contracted Service Providers

DLD: Domestic long-distance

DRRL: Digital radio-relay line

DWDM: Dense wavelength division multiplexing

FAC: Federal Agency on Communications

FAS: Federal Anti-Monopoly Service

FOL: Fiber optic line

FSFM: Federal Commission for Securities Market

FST: Federal Service on Tariffs

IRC: Inter-regional company

IFS: International free service

ILD: International long-distance

ISC: International switching center

ISDN: Integrated services digital network

ITE: International trunk exchange

PSTN: Public switched telephone network

MPLS: Multi-Protocol Label Switching

SDH: Synchronous Digital Hierarchy

SPAs: Service Provision Agreements

VoIP: Voice over Internet Protocol

VPN: Virtual Private Network

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

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “predict,” “plan,” “will,” “may,” “should,” “could” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding:

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.   Selected Financial Data

The selected financial data as of and for the years ended December 31, 2005, 2004 and 2003 presented below have been derived from, and are qualified by reference to, the consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Selected financial data as of and for the years ended December 31, 2002 and 2001 have been derived from our previously published consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. The information below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes included elsewhere in this annual report.

The selected financial data set forth below reflects the impact of the restatements of our historical financial statements for periods ending on or prior to December 31, 2004 related to the recognition of holding gains and losses resulting from changes in the fair value of available-for-sale investments pursuant to the retroactive application of the revised IAS No. 39, “Financial Instruments: Recognition and Measurement,” and the effect of revised accounting for property, plant and equipment carrying balances, related depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability arising from impairment of social property, plant and equipment in 1998, which has not been previously recognized for U.S. GAAP reporting purposes. For more information on these restatements, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Restatement of Historical Financial Statements” and Notes 5 and 35 to our consolidated financial statements. All referenced amounts for prior periods in this annual report are presented on a restated basis.

IFRS differs in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP inasmuch as they relate to us, see Note 35 to the consolidated financial statements. Unless otherwise indicated, the following selected financial data as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 are presented in millions of rubles. The following selected financial data for the years ended December 31, 2002 and 2001 are restated in terms of the ruble purchasing power current as of December 31, 2002. Per share amounts are expressed in rubles.

	Years Ended December 31
	2005	2004 (restated)(1)	2003 (restated)(1)	2002 (restated)(1)	2001 (restated)(1)
Revenue from local operators
Telephone—international	6,772	6,160	5,171	5,025	5,364
Telephone—national	14,358	13,411	8,669	5,859	4,722
Other income from local operators	4,097	3,077	1,952	1,838	1,760
Total revenue from local operators	25,227	22,648	15,792	12,722	11,846
Revenue from subscribers
Telephone—international	2,633	2,900	3,027	3,462	4,951
Telephone—national	3,768	3,886	3,678	3,513	3,697
Internet access	44	—	1,060	849	—
Rent of telecommunication channels to subscribers	1,388	1,352	853	712	639
Television and radio transmission	574	602	584	546	558
Satellite services	548	—	—	—	—
Cellular services	—	—	117	89	—
Total revenue from subscribers	8,955	8,740	9,319	9,171	9,845
Revenue from foreign operators
Telephone	4,098	4,041	3,871	4,250	6,018
Telex, telegraph and other	257	327	431	622	571
Rent of telecommunications channels	351	192	181	228	263
Total revenue from foreign operators	4,706	4,560	4,483	5,100	6,852
Other revenue	2,067	1,370	1,673	860	1,236
Total Revenue	40,955	37,318	31,267	27,853	29,779
Wages, salaries, other benefits and payroll taxes	6,242	5,109	3,946	3,476	3,574
Depreciation	7,136	7,498	8,252	9,089	7,977
Impairment of property, plant and equipment	4,970	—	—	—	—
Charges by network operators—international	7,059	6,484	5,913	5,779	7,438
Charges by network operators—national	8,741	7,883	4,053	1,707	2,190
Other operating expenses	6,407	5,339	6,918	5,904	5,957
Total operating expenses	40,555	32,313	29,082	25,955	27,136
Operating profit	400	5,005	2,185	1,898	2,643
Gain/(loss) from associates	169	(25)	115	314	(34)
Net interest and other non-operating income/loss, including monetary gain	1,104	639	1,447	1,622	2,554
Income before tax and minority interest	1,673	5,619	3,747	3,834	5,163
Income tax (expense) / benefit	(695)	(1,353)	(222)	(967)	1,477
Income after taxation from continuing operations	978	4,266	3,525	2,867	6,640
Net loss from discontinued operations, net of tax, including impairment of property, plant and equipment(2)	—	—	(2,459)	(1,098)	(1,943)
Net income	978	4,266	1,066	1,769	4,697

	Years Ended December 31
	2005	2004 (restated)(1)	2003 (restated)(1)	2002 (restated)(1)	2001 (restated)(1)
Attributable to:
Equity holders of the parent	978	4,266	346	698	4,375
Minority interest—continuing operations	—	—	70	(82)	—
Minority interest—discontinuing operations			650	1,153	322
Earnings per Share (rubles)—basic and diluted(3)	1.01	4.39	1.10	1.82	4.83
Earnings per Share (rubles)—continuing operations	1.01	4.39	3.63	2.95	6.83
Loss per Share (rubles)—discontinued operations	—	—	(2.53)	(1.13)	(2.00)
Earnings /(loss) per ADS (rubles)—basic and diluted(4)	6.06	26.34	6.60	10.92	28.98
Earnings per ADS (rubles)—continuing operations	6.06	26.34	21.78	17.70	40.98
Loss per ADS (rubles)—discontinued operations	—	—	(15.18)	(6.78)	(12.00)
Per share dividend on preferred share (rubles)(5)	2.97	3.25	1.27	0.96	0.52
Per share dividend on ordinary share (rubles)(5)	1.46	0.88	0.54	0.22	0.20
Amounts in accordance with U.S. GAAP
Total revenues	40,955	37,318	31,267	27,853	29,779
Total operating expenses	37,039	33,006	29,725	26,389	27,519
Operating profit	3,916	4,312	1,542	1,464	2,260
Net income from continuing operations	3,452	3,871	3,106	2,598	6,730
Net loss from discontinued operations	—	—	(3,086)	(2,273)	(2,265)
Net income	3,452	3,871	20	325	4,465
Earnings /(loss) per Share (rubles)—basic and diluted(3)	3.55	3.98	(0.02)	(0.33)	4.59
Earnings per Share (rubles)—continuing operations	3.55	3.98	3.20	2.67	6.92
Loss per Share (rubles)—discontinued operations	—	—	(3.18)	(2.34)	(2.33)
Earnings /(loss) per ADS (rubles)—basic and diluted(4)	21.30	23.88	(0.12)	1.98	27.54
Earnings per ADS (rubles)—continuing operations	21.30	23.88	19.20	16.02	41.52
Loss per ADS (rubles)—discontinued operations	—	—	(19.02)	(14.04)	(13.98)
Per ADS dividend on ordinary share (U.S.$)(6)	0.30	0.19	0.11	0.04	0.04
BALANCE SHEET DATA
Amounts in accordance with IFRS
Non-current assets	44,315	48,788	52,135	62,359	64,592
Current assets	21,002	15,632	12,913	15,952	13,650
Total assets	65,317	64,420	65,048	78,311	78,242
Total shareholders’ equity and minority interest	49,697	50,838	48,161	51,103	49,868
Current liabilities	7,470	6,158	7,398	14,508	15,856
Non-current liabilities	3,979	1,470	2,007	2,579	1,470
Deferred tax liability	4,171	5,954	7,482	10,121	11,048
Total shareholders’ equity, minority interest and liabilities	65,317	64,420	65,048	78,311	78,242

	Years Ended December 31
	2005	2004 (restated)(1)	2003 (restated)(1)	2002 (restated)(1)	2001 (restated)(1)
BALANCE SHEET DATA
Amounts in accordance with U.S. GAAP
Total assets	71,349	66,118	67,308	79,923	81,389
Long-term liabilities	9,588	7,769	10,004	13,318	13,475
Total shareholders’ equity and minority interest	54,348	52,189	49,907	53,174	52,311
STATEMENT OF CASH FLOWS
Net cash provided by operating activities	10,943	7,754	2,075	5,713	6,963
Net cash used in investing activities	(10,109)	(6,053)	(6,640)	(3,501)	(2,768)
Net cash provided by /(used in) financing activities	308	(2,967)	3,486	(411)	(3,255)
Effect of exchange rate changes and inflation on cash and cash equivalents	1	(8)	(34)	36	36
Net increase /(decrease) in cash and cash equivalents	1,143	(1,274)	(1,113)	1,837	976
SELECTED STATISTICAL DATA
International telephone minutes (million)
Incoming	1,693	1,449	1,207	973	869
Outgoing	1,769	1,541	1,323	1,235	1,082
Local operators	1,493	1,233	985	892	683
Subscribers	276	308	338	343	399
Domestic long-distance minutes (million)	9,347	9,094	8,220	7,136	6,179
Local operators	8,072	7,763	6,914	5,925	5,020
Subscribers	1,275	1,331	1,306	1,211	1,159

(1)      See Notes 5 and 35 to the consolidated financial statements for details regarding the restatement of our financial statements for the years prior to 2005. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Restatement of Historical Financial Statements.”

(2)      Net loss from discontinued operations, net of tax includes impairment of property, plant and equipment of RUR 419 million for the year ended December 31, 2003.

(3)      Please refer to Notes 27 and 35 to the consolidated financial statements.

(4)      Each ADS represents six ordinary shares.

(5)      Per share data for the years ended December 31, 2002 and 2001 have been restated in terms of the ruble purchasing power as of December 31, 2002 in accordance with IAS 29. The number of outstanding ordinary shares is 728,696,320. The number of outstanding class A preferred shares is 242,831,469.

(6)      U.S. dollar per ADS amounts are computed using the exchange rate as of the respective year end.

Effective August 1, 2003, the government anti-monopoly authority implemented a new system for settlements between us, on the one hand, and regional operators of the Svyazinvest Group, or Inter-regional companies (IRCs), and alternative operators, on the other hand, under which we began to bill operators originating domestic long distance, or DLD, calls using one settlement rate and to pay to operators terminating the calls a termination fee based on another settlement rate. Before this change, we made no payments for termination and recognized revenue for processing traffic originating in networks of other operators on the basis of a single settlement rate, on a net basis. See “Item 4. Information on the Company—B. Business Overview—Services—Domestic Tariffs” and Note 19 to the consolidated financial statements for additional information.

The pro-forma information calculated on the basis of the new settlement system as if it was applied effective January 1, 2001 is presented below in millions of rubles.

	2003	2002	2001
	(unaudited)	(unaudited)	(unaudited)
Revenue from local operators	12,396	11,159	8,239
Charges by network operators	(8,058)	(7,007)	(5,497)

Exchange Rates

The table below sets forth, for the periods and dates indicated, high, low, average, and period-end rates of the Central Bank for the purchase of U.S. dollars, expressed in Russian rubles per one U.S. dollar. No representation is made that the Russian ruble or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Russian rubles, as the case may be, at any particular rate. The Russian ruble is not a convertible currency outside the territory of the Russian Federation and is subject to significant restrictions on trading within the territory of Russia. See also “Item 10. Additional Information—D. Exchange Controls.”

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2005	29.00	27.46	28.29	28.78
2004	29.45	27.75	28.73	27.75
2003	31.88	29.25	30.67	29.45
2002	31.86	30.14	31.39	31.78
2001	30.30	28.16	29.15	30.14

(1)     The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
May 2006	27.24	26.92
April 2006	27.77	27.27
March 2006	28.12	27.66
February 2006	28.26	28.10
January 2006	28.48	27.97
December 2005	29.00	28.64

On June 30, 2006, the exchange rate between the ruble and the U.S. dollar was 27.08 rubles per $1.00.

The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate
Year ended December 31,
2005	10.9%
2004	11.7%
2003	12.0%
2002	15.1%
2001	18.6%

Source:           Rosstat.

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

Risk Relating to the Regulatory Reform of the Russian Telecommunications Industry

Implementation of the new Federal Law on Communications, or the Communications Law, may cause us to lose our dominant position in the Russian long distance telecommunications market, may impact our ability to timely and accurately prepare our financial statements and impose additional financial burdens on us, which may materially and adversely affect our business, financial condition and results of operations

Reform of the Russian telecommunications industry began with the introduction of the new Federal Law on Communications, or the Communications Law, in 2004, and has intensified as implementing regulations have been enacted thereunder. In particular, several regulations were enacted in 2005 and 2006 that directly impact the DLD/ILD telecommunications services market in Russia and are ultimately expected to lead to the restructuring and liberalization of this market. Most significantly, regulations enacted in 2005 pursuant to the Communications Law allow telecommunications operators to apply for DLD/ILD telecommunications services licenses and radically restructured our relationships with IRCs, local operators and subscribers.

As we were the fixed-line DLD/ILD service provider monopoly in Russia until 2006, and continue to hold a dominant position in the Russian DLD/ILD telecommunications services market, these regulatory changes will have a significant impact on our business, as further described below. However, as certain gaps remain in the new legislative framework, it is still unclear in some respects how the new regulatory regime will ultimately impact our business, financial condition and results of operations.

See also “Item 4. Information on the Company—B. Business Overview—The Telecommunications Industry in Russia—Liberalization of the Russian Telecommunications Market” for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations.

Change in DLD and ILD competitive environment

New regulations have been enacted allowing operators to apply for DLD/ILD telecommunications services licenses. In February 2005, the Russian government adopted a list of licensing requirements for telecommunications operators, including requirements for operators seeking a DLD/ILD telecommunication service license. Among other things, operators seeking to obtain such a license are required to have interconnection points in each of the 88 Russian regions and network capacity to offer

DLD services throughout the entire territory of Russia. Approximately 20 operators are reported to have already applied for and received DLD/ILD licenses, and one operator OJSC Multiregional Transit Telecom, or MTT, has commenced operations. If additional alternative operators begin to provide nationwide DLD/ILD telecommunications services, we will lose our near monopoly position in the fixed-line DLD/ILD telecommunications sector and our market share in the fixed-line DLD/ILD services market may erode.

Change in the principles guiding the provision of long-distance services to end users

Regulations that became effective as of January 1, 2006 radically restructured our relationships with IRCs, local operators and subscribers.

Prior to January 1, 2006 and for the periods covered in this document, we provided international and domestic long-distance traffic throughput services to Russian operators, including to each of Russia’s seven IRCs and other local operators. These operators billed their own local customers for outgoing domestic long-distance and international calls, while we, in turn, billed the operators for the traffic throughput and termination. The exception to this arrangement was in Moscow, where we provided domestic long-distance and international telecommunications services to end users through the local access network of a local operator, and billed customers directly.

Pursuant to new regulations, as of January 1, 2006, (i) operators of DLD and ILD telephone networks are required to provide long-distance services directly to end users and bill these customers for such services; (ii) IRCs are required to provide DLD and ILD operators with intra-regional call origination and termination services and (iii) local telephone network operators are required to provide IRCs with local call origination and termination services. Thus, under this new arrangement, we provide services to and bill end users, IRCs provide services to and bill us, and local operators provide services to and bill IRCs, with settlements between operators conducted in the order of the services rendered. Subscriber billing and collection activities, as well as other customer service functions, are to be performed by the DLD/ILD operator or its agents.

As we were not required to bill or directly service end users outside of Moscow prior to January 1, 2006, we currently do not have sufficient staff and other resources to perform these functions. Thus, in order to comply with the new regulatory requirements, we entered into service contracts, or Service Provision Agreements, with the IRCs and other operators of local and intra-regional networks to act as our regional agents, or Contracted Service Providers, or CSPs.

Under the Service Provision Agreements, CSPs have agreed to provide the following services on our behalf: billing for communication services; preparation, printing and delivery of invoices; collection of payments from end users and claims work. The Service Provision Agreements oblige the CSPs to furnish all information required for our management and accounting reports and set forth conditions for the joint reconciliation of amounts (in both cost and unit terms) of services provided to end users. In parallel, we are also actively working to develop our own client billing system.

In the view of our management, the foregoing changes pose several risks, including those described below, that could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks associated with the functional capabilities of the information and billing systems of the IRCs and other intra-regional and local operators

Under the Service Provision Agreements, various financial and operational information required by us to prepare management and financial reports are tracked and recorded by the CSPs. Thus, we are subject to material risks associated with verification and calculation of such information by the CSPs, which includes the volumes of long-distance services rendered (in price and unit terms), invoicing, customer services provided to end users, and recognition of revenue from the provision of DLD and ILD services.

These risks arise mainly from the lack of uniformity in the various billing systems used by the different CSPs, and joint testing of the information and billing systems of the CSPs has shown that, in most cases, their capabilities are currently insufficient to fully carry out the functions set forth in the Service Provision Agreements. It is therefore unclear whether the CSPs will be able to provide us with timely and accurate operational and financial data and, as a result, we may have difficulty in preparing our accounting and tax records and producing accurate and timely financial and tax reports.

In turn, these deficiencies may have the following potential consequences:

•       regular advance overpayment of taxes by us in an effort to minimize the risks associated with miscalculation of our tax liability;

•       significant delay in our preparation of accounting and financial reports caused by difficulties in measuring and recognizing revenues and direct costs;

•       our inability to receive an unqualified auditor’s opinion and attestation for the 2006 financial year, including with regard to our internal control system in compliance with Section 404 of the Sarbanes-Oxley Act; and

•       our inability to timely file our annual report on Form 20-F for 2006 with the U.S. Securities and Exchange Commission.

Risks associated with the servicing of end users by the CSPs on our behalf

Under the Service Provision Agreements, we will rely on the CSPs to perform various customer service functions that we are currently unable to perform directly. For example, the new regulations require that a contract for telecommunications services (including for long-distance services) be executed between the operator and each end user. The regulations also require us to provide invoices in hard copy directly to end users for DLD and ILD services. We will rely on the CSPs to perform these functions on our behalf under the Service Provision Agreements. However, there is no guarantee that the CSPs will perform these tasks in a diligent and timely manner, and our ability to comply with the new regulations and collect and record revenues for services rendered may be materially adversely affected.

Risks associated with the transfer of subscribers information

Prior to January 1, 2006, IRCs and local operators provided services directly to end users (other than in Moscow). Under current legislation, IRCs and local operators are not permitted to provide individual subscriber information to third parties, including to long-distance operators, without the prior written consent of a subscriber. Such information is critical to our ability to properly record traffic transit from subscribers, calculate charges for services rendered and issue invoices, and the failure or inability of IRCs and local operators to provide us with subscriber information may hinder our ability to charge and collect payments from subscribers for long-distance services.

Risks associated with the regulation of our tariffs and IRC termination fees

The tariffs we charge to end users for DLD services and the termination fees we are charged by the IRCs are regulated by the federal government. In particular, our activities are regulated by the Federal Service on Tariffs, or the FST, in accordance with the Federal Law on Natural Monopolies, or the Natural Monopolies Law, and by the Federal Service on Supervision in the Area of Communications, or Rossvyaznadzor, pursuant to the new rules and regulations that came into effect on January 1, 2006. The

Natural Monopolies Law sets out the legal framework for state regulation of the activities of telecommunication service providers, tariffs charged to end users and other activities.

In addition, the Communications Law provides for the regulation of certain tariffs set by telecommunications operators occupying a “significant position” in a market, which the law defines as an operator holding, together with affiliates, more than 25% of the numbering capacity or throughput capacity in a particular geographic numbering zone or throughout Russia. We were added to the list of “significant operators” in December 2005.

The Communications Law provides for inter-operator settlement rates (including rates for call origination, termination, and transit) charged by telecommunications operators occupying a “significant position” in a market to be regulated by Rossvyaznadzor. Because inter-operator settlement rates for call origination and termination are a substantial component of the long-distance rates charged to end users, any changes in inter-operator settlement rates could have a significant impact on our financial condition and results of operations.

Compensation surcharge is an additional amount paid by intra-regional and DLD/ILD operators to local and intra-regional operators, respectively, for the initiation of intra-regional and DLD/ILD calls, respectively, in order to compensate for losses incurred by local operators. The amount of the compensation surcharge is determined by the FST based on the amounts paid by a local operator to cover the difference between its revenues from intra-regional and local telecommunications services rendered at regulated tariffs and its economically justifiable costs relating to such services. In determining the compensation surcharge, the FST applies a certain profit margin as well. In accordance with Government Decree No. 627, the compensation surcharge is valid until January 1, 2008. However, no assurance can be given that this period will not be extended beyond this date.

In two orders “On Approval of Tariffs for Local Telephone Services” and the “Compensation Surcharge on the Price for Local and Intra-regional Call Origination Services,” in December 2005, the FST established the amount of compensation surcharges for IRCs, which are “significant intra-regional operators,” and, in the first quarter of 2006, established the compensation surcharge amounts for other significant intra-regional operators such as Sakhatelecom, Dagsvyazinform, and others. The introduction of compensation surcharges set by the FST on call origination services for “significant operators” has caused a substantial reduction in our portion of the tariff for DLD and ILD services. We and other DLD/ILD operators pay the compensation surcharge when conducting settlements for intra-regional call origination services.

The extensive and multi-tiered regulation of our tariffs and other fees may restrict our ability to charge tariffs that adequately compensate us for our costs or to set market-based, competitive tariffs that would enable us to maintain or increase our profits and compete with other DLD/ILD service providers whose tariffs are not subject to government regulation.

Risks associated with the Universal Services Reserve Fund

The Communications Law provides for the establishment of a “universal services reserve fund” to assist with the development of Russia’s telecommunications infrastructure and the provision of accessible universal telecommunications services for the entire Russian population at regulated tariffs. Such services include local telephony through payphones, free 24-hour access to emergency services and Internet access through collective access points. This reserve fund is funded by a levy imposed on all communication services providers, including us. The Communications Law mandated the government to determine the amount of the levy and the procedure for its collection. In April 2005, the government set, and we currently accrue for, this levy in the amount of 1.2% of the difference between our total revenues and revenues generated by interconnection and traffic transit services. However, in February 2006, the Russian Constitutional Court ruled that the amount of the levy must be determined by a federal law (rather than by a government decree)

and instructed the legislature to adopt the necessary amendments to the Communications Law by January 1, 2007. Until such amendments are adopted, the current regulations remain valid and in effect. This additional levy increases our costs and may materially and adversely affect our financial condition and results of operations.

Risks Relating to Our Business

We face increasing competition from alternative operators that may result in reduced operating margins and loss of market share

Alternative operators are particularly active in the more profitable segments of the Russian telecommunications market, including mobile services, data transmission services and domestic and international telecommunications services. In 2005, alternative operators continued to expand their presence in the telecommunications services market, and the Russian ILD market is becoming increasingly competitive. Moreover, the ongoing liberalization of the DLD/ILD telecommunications market will likely increase competition within this market as alternative operators granted licenses begin to provide services and, thereby, erode our market position. Increased competition may result in reduced operating margins and loss of market share. See “Item 4. Information on the Company—B. Business Overview—Competition” for information regarding our competitors and new DLD/ILD license holders.

In addition, the rapid development of mobile communications is allowing mobile operators greater access to the end users of telephone services nationwide. Mobile operators have the technical capability and legal right to transit DLD traffic to public switched telephone networks, or PSTNs, through us, as well as MTT. Furthermore, MTS and Vimpelcom, the leading mobile operators in Russia, are reported to have received DLD/ILD licenses. Mobile operators also have the legal and technical capability to directly exchange mobile-to-mobile traffic. Due to the mobile operators’ ability to bypass our network when transmitting DLD/ILD traffic, we carried an insignificant portion of total mobile traffic during 2005, and we may be unable to increase or maintain our share of mobile traffic in the future.

We face increasing competition in DLD and ILD communications services market that may adversely affect our ability to increase our subscriber base and could result in reduced operating margins and a loss of market share, as well as different pricing, service or marketing policies

The market for DLD and ILD communications services in Moscow, the Moscow region, St. Petersburg and other commercial centers in Russia is rapidly evolving and becoming increasingly competitive. Competition is generally based on price, product functionality, range of service offerings and customer service. The consolidation of smaller operators and/or their acquisition by larger operators may further increase competition. Increased competition, including from the potential introduction of new DLD/ILD licensed operators in Russia, may adversely affect our ability to increase the number of subscribers and could result in reduced operating margins and a loss of market share, as well as different pricing, service or marketing policies.

In particular, the Moscow telecommunications market is highly competitive, especially in the corporate customer segment. Our share in the Moscow DLD and ILD services market has declined in the last few years, particularly in the corporate customer segment. Because competing operators are smaller and tend to be more flexible in their tariff policy, as their activities are not subject to government regulation, our market share in Moscow may continue to decline, thereby limiting the growth of our revenues from Moscow end-user subscribers and potentially having a material adverse effect on our financial condition and results of operations.

The development of VoIP services could result in reduced operating margins, a loss of market share and a reduction in revenues

As existing VoIP technology develops and gains acceptance in the Russian market, we expect competition from VoIP services to intensify. The VoIP technology has a more advantageous cost structure compared to PSTN and, as a result, certain VoIP service providers are able to offer free calls between VoIP users, as well as significantly discounted calls to users on PSTN and mobile networks. In addition, the increase in broadband Internet penetration rates in Russia and around the world make VoIP services an attractive alternative to more expensive fixed-line and mobile telecommunications services. Accordingly, the growing competition from VoIP-based operators may adversely affect our ability to increase or maintain our number of subscribers and could result in reduced operating margins, a loss of market share and a reduction in revenues.

If the demand for certain communications services we have recently introduced or are developing does not increase, our ability to achieve further revenue growth from these services will be limited

We have recently introduced or are developing new products and services, including (1) our Intelligent Network, which provides toll-free and mass-calling inquiry services, (2) our Televoting service, which provides a mass-calling service for TV, radio and other press events involving a high call volume and (3) VPN and Internet services based on our IP/MPLS network. If the markets for these services do not grow as expected, our ability to achieve further revenue growth may be impaired. Furthermore, we may be unable to take advantage of any growth in demand for these services if we fail to develop and market our own services on a timely basis.

In addition, we are entering the transit market between Europe and Asia. However, even if we successfully enter the market, the demand for Europe-Asia transit services may decline due to economic conditions, as well as increasing competition from other telecommunications operators, the commissioning of new cable systems and the rapid expansion of new services. Our inability to gain market share in the Europe-Asia traffic transit market and our lack of technical capability to carry a large volume of traffic in the short term will limit our ability to increase our revenues and may preclude us from achieving a favorable return on our investments in this segment.

We face risks resulting from significant delays in the collection of receivables

We bill end users at set tariffs for domestic and international long-distance telecommunications services and international operators for termination of incoming traffic and other services. As with many other Russian companies, we have in the past experienced, and continue to experience, significant delays in payment from certain government-funded entities and ministries, and some international operators. The incidence of delayed payments and bad debt may increase in the future as we are now required by law to provide services directly to end users nationwide. Delays in payments by our customers, as well as any significant level of bad debt, may have a material adverse effect on our business, financial conditions and results of operations.

In addition, the method of charging and collecting from end users for DLD and ILD services has changed since January 1, 2006. Pursuant to cooperation agreements entered into with IRCs, we receive a large majority of our payments for the DLD and ILD services we provide within 50-55 days, but are required to settle payment with IRCs within 25 days for their provision of intra-regional call origination and termination services. Therefore, in many cases, we are required to pay for the services provided by IRCs well before we receive payment for the DLD/ILD services we provide to end users. There is a risk that we may not have sufficient cash resources available to settle with IRCs if they fail to collect payment from end users of our DLD/ILD services in a timely and efficient manner. Accordingly, our obligation to pay IRCs before we receive payment could have a material adverse effect on our business, financial conditions and results of operations.

We are dependent on certain key suppliers for our equipment

The operation of our network depends upon our ability to obtain adequate supplies of switching and other network equipment on a timely basis. At present, we purchase component parts for switching and certain network equipment from Siemens AG, Sumitomo Corporation, NEC Corporation, Alcatel, Huawei Technologies Co, Ltd. and Ericsson Nikola Tesla. Our business could be adversely affected if we are unable to obtain adequate component parts or equipment in a timely manner from our current suppliers or any alternative supplier, or if there were significant increases in the costs of such equipment.

We, our principal shareholders and their affiliates have engaged and may continue to engage in transactions among ourselves that may present conflicts of interest, and may be subject to challenge by minority shareholders

We, our principal shareholders, their affiliates and our subsidiaries in the past have carried out, and continue to carry out, transactions with us and others which may be considered to be “interested party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature of the transaction and parties involved. See “Item 10. Additional Information—Description of Charter Capital and Certain Requirements of Russian Legislation—Interested Party Transactions.” The provisions of Russian law defining which transactions must be approved as “interested party transactions” are subject to different interpretations. We cannot assure you that our and our subsidiaries’ applications of these concepts will not be subject to challenge by former and current shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders’ meeting to approve certain transactions and other matters, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, repurchase by the company of shares and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders were to challenge successfully past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

We depend on the reliability of our networks, and a system failure or breach of our security measures could result in a loss of subscribers and materially adversely affect our business and results of operations

We are able to deliver services only to the extent that we can protect our network systems against damage from communications failures, computer viruses, power failures, natural disasters and unauthorized access. Any system failure, accident or security breach that causes interruptions in our operations could impair our ability to provide services to our subscribers and materially adversely affect our business and results of operations. In addition, to the extent that any disruption or security breach results in a loss of or damage to subscribers’ data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these disruptions or security breaches.

Infringement by other telecommunications operators of our rights relating to transit of DLD and ILD traffic may have a material adverse effect on our financial condition and results of operations

Insufficient action by governmental authorities in ensuring compliance with applicable laws allows certain companies to infringe our rights in respect of DLD and ILD traffic transit and termination of incoming traffic. The absence of government-imposed burdens on these companies may allow these companies to offer substantially lower tariffs than we do. This, in turn, negatively impacts our revenues by causing our market share to decrease and forcing us to reduce our tariffs in order to remain competitive, which we may not be able to do if the respective tariffs are set up by the government. Our inability to maintain our monopoly position coupled with stringent tariff regulation may have a material adverse effect on our financial condition and results of operations.

Our business operations could be significantly disrupted if we lost key members of our management

We are dependent on our senior management for the implementation of our annual budget and operation of our day-to-day activities. In addition, the professional experience of members of senior management is important to the conduct of our business. No assurance can be given that management will continue to make their services available to us, and we are not insured against the detrimental effects to our business resulting from the loss or dismissal of key personnel.

We are also dependent on our qualified personnel required for financial reporting in accordance with IFRS, U.S. GAAP and SEC requirements. In Russia, there are only a limited number of individuals with adequate IFRS, U.S. GAAP and SEC reporting expertise and there is increasing demand and intense competition for such personnel as more Russian companies are beginning to prepare financial statements on the basis of IFRS or U.S. GAAP. Such competition makes it difficult for us to hire and retain such personnel, and there is a risk that we will not have sufficient qualified personnel to meet our needs. The loss of such key personnel could have a material adverse effect on our business, financial condition and results of operations. See also “—Our independent registered public accounting firm reported material weaknesses in our internal control over financial reporting and we may not be able to remedy these material weaknesses or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.”

Our existing arrangements with trade unions may not be renewable on terms favorable to us, and our operations could be adversely affected by strikes and lockouts

Over half of our employees are represented by the Telecommunications Union of Russia. Large union representation subjects our business to the risks of interruptions through strikes, lockouts or delays in renegotiations of labor contracts. Our existing collective bargaining agreement also may not be renewed on terms favorable to us. In such events, our business, financial condition and results of operations could be materially and adversely affected.

We do not maintain insurance coverage for all of our assets and risks

The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption. We maintain insurance against some, but not all, potential risks and losses affecting our operations. We cannot assure you that our insurance will be adequate to cover all of our losses or liabilities. We also can provide no assurance that insurance will continue to be available to us on commercially reasonable terms. At present, we have no coverage for business interruption or loss of key management personnel. In the event that a significant event were to affect one of our facilities or networks, we could experience substantial property loss and significant disruptions in the provision of our services, for which we would not be compensated. Additionally, depending on the severity of the property damage, we may not be able to rebuild damaged property in a timely manner or at all. We do not maintain separate funds or otherwise set aside reserves for these types of events. Any such loss or third-party claim for damages may have a material adverse effect on our business, results of operations and financial condition.

If transactions of members of our group and their predecessors-in-interest were to be challenged on the basis of non-compliance with applicable legal requirements, the remedies in the event of any successful challenge could include the invalidation of such transactions or the imposition of other liabilities on such group members

Members of our group, or their predecessors-in-interest, at different times took a variety of actions relating to share issuances, share disposals and acquisitions, mandatory buy-out offers, valuation of property, interested party transactions, major transactions, meetings of the group members’ governing bodies, other corporate matters and anti-monopoly issues that, if successfully challenged on the basis of non-compliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant group members or their predecessors-in-interest, could result in the invalidation of such transactions and our corporate decisions, restrictions on voting control or the imposition of other liabilities. Because applicable provisions of Russian law are subject to many different interpretations, we may not be able to defend successfully any challenge brought against such transactions, and the invalidation of any such transactions or imposition of any such liability may, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

We are subject to the regulation and control of the FST and FAS and our failure to comply with these regulations could have a material adverse effect on us

Under Russian law, the state has authority to regulate, to a certain extent, activities of natural monopolies. As we are considered by law to be a natural monopoly, we are subject to regulation by the FST. In addition, as an entity controlling more than 35% of the DLD and ILD telecommunications market in Russia, we are also subject to regulation by the Federal Anti-Monopoly Service, or the FAS.

The Natural Monopolies Law provides a legal basis for the federal regulation of telecommunications providers and provides for state control over the setting of tariffs for publicly-accessible telecommunications services, mail services and other activities. This law significantly impacts our ability to set tariffs independently. The Natural Monopolies Law also governs the types of transactions into which a regulated entity, such as us, may enter. Any failure to comply with such regulation could materially and adversely affect our business. The Russian government, through the FST, regulates end-user DLD tariffs and may require us to enter into specified contracts with state-owned entities. Although we are permitted to petition the FST to change the tariffs based on such criteria as inflation and increased costs, such requests may not be granted and the FST may not adequately take such factors into account in setting tariffs. In addition, as a regulated entity, we are not permitted to refuse to enter into contracts with particular consumers if the FAS so requires. Any of the above circumstances could have a material adverse effect on our business, financial conditions and results of operations.

Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations

Our telecommunications licenses expire periodically and may be renewed upon application to Rossvyaznadzor. Government officials have broad discretion in deciding whether to renew a license, and may not renew our licenses after expiration. If our licenses are renewed, they may be renewed with additional obligations.

The Communications Law also contains a broad list of grounds for the suspension and cancellation of licenses issued to communications operators. If we fail to comply with the requirements of applicable Russian legislation or fail to meet any terms of our licenses, our licenses and other authorizations necessary for our telecommunications operations may be suspended or terminated.

Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses could significantly limit our operations, which could have a material adverse effect on our business and results of operations.

Additionally, most of the telecommunications equipment used by us is subject to certification requirements. Failure to renew these certifications as necessary could result in our inability to import and use such equipment, which could have a material adverse effect on our business and results of operations.

Our independent registered public accounting firm reported material weaknesses in our internal control over financial reporting and we may not be able to remedy these material weaknesses or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected

In connection with their audit of our consolidated financial statements for the year ended December 31, 2005, our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as defined in the standards established by the Public Company Accounting Oversight Board’s Auditing Standard No. 2. The material weaknesses in our internal control over financial reporting are summarized below:

•       We do not have an adequate system of internal control over the preparation and review of our consolidated financial statements prepared in accordance with IFRS, including reconciliation with U.S. GAAP, to reduce to a relatively low level the risk that errors in amounts that would be material in relation to our financial statements may occur and may not be detected within a timely period by management and/or employees in the normal course of business in order to ensure that material errors do not occur in the preparation of our consolidated financial statements. As a result, several material audit adjustments to the consolidated financial statements were identified by our independent registered public accounting firm, resulting from errors in underlying data and misapplication of accounting principles, which were corrected by us to ensure that the consolidated financial statements were not materially misstated. In addition, the analyses of impairment of non-current assets and goodwill were not performed on a timely basis and contained numerous errors.

•       We do not have a comprehensive accounting system for IFRS and U.S. GAAP reporting purposes, and all accounting, transformation and consolidation entries are processed by the centralized IFRS financial reporting team using spreadsheets that are prone to causing errors. Such conversion of statutory accounts into IFRS is carried out using summarized data rather than being done simultaneously with recording individual records in the statutory accounting system. In addition, our subsidiaries use different financial reporting systems for the accounting and preparation of the trial balance and stand-alone statutory financials serving as the primary source for the drafting of their IFRS reporting packages. Our independent registered public accounting firm noted that our general IT controls over accounting applications are ineffective, which creates the potential for compromising the integrity of our underlying data. The practice of converting manually statutory financial data into IFRS is not a viable option for us in the long term. A manual conversion process is not conducive to the design of a comprehensive system of internal control and, therefore, the likelihood that material misstatements in the financial statements will be prevented or detected on a timely basis is not reduced to an acceptable level.

•       Our personnel directly involved in the financial reporting under IFRS and preparation of the reconciliation between amounts reported under IFRS and U.S. GAAP consists of 13 employees.

Given our size, complexity of business transactions, number of locations, increasing requirements from the regulatory bodies (including those introduced by the Sarbanes-Oxley Act), the absence of a sufficiently integrated information system to support the process for IFRS financial reporting, the small number of appropriately qualified and skilled employees currently within the IFRS financial reporting department is inadequate to fully meet the IFRS, U.S. GAAP and SEC reporting requirements.

Notwithstanding the steps we have taken and continue to take that are designed to remediate these material weaknesses, we may not be successful in remediating these material weaknesses in the near or long term and we may not be able to prevent other material weaknesses in the future. Any failure to maintain or implement required new or improved internal control over financial reporting, or any difficulties we encounter in their implementation, could result in significant deficiencies or additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements.

Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act become applicable to us beginning with our annual report for the year ending December 31, 2006, to be filed in 2007. The existence of these material weaknesses could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the price of our shares and ADSs. See “Item 15. Controls and Procedures” for additional information.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act, we will have to divert significant moneys and resources, including senior management time, from our operating businesses, which could materially adversely affect our business, results of operations and prospects

Section 404 of the Sarbanes-Oxley Act and the SEC’s and the Public Company Accounting Oversight Board’s regulations thereunder currently are scheduled to become applicable to us for the fiscal year ending December 31, 2006. These regulations include a requirement that our management evaluate the effectiveness of our internal control over financial reporting on an annual basis and disclose any material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm will be required to audit management’s evaluation of our internal control over financial reporting. We believe that significant expenditures and resources, as well as the time of senior management, will be required to design, maintain and evaluate internal control over financial reporting under these new rules. In particular, senior management time will be diverted from running our business. For these reasons, the costs involved in attempting to achieve Section 404 compliance could have a material adverse effect on our business, results of operation and prospects.

Risks Relating to Our Financial Condition

Servicing and refinancing our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control

We have a substantial amount of outstanding indebtedness. As at December 31, 2005, our consolidated total debt was approximately $215 million, of which $103.6 million was secured by the pledge of equipment.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, thereby allowing the holders of our indebtedness to accelerate the maturity of such indebtedness, and potentially causing cross-defaults under and acceleration of our other indebtedness.

We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Restrictions on investments outside Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation

Currency regulations established by the Central Bank of Russia restrict investments by Russian companies outside Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Additionally, subject to certain exceptions, Russian companies must repatriate 100% of their offshore foreign currency earnings to Russia. In 2005, Russian companies were required to convert 10% of those earnings into rubles within seven days of receipt. While this conversion requirement was abolished in April 2006, Russian legislation allows the Central Bank of Russia to reinstate the conversion requirement in any amount up to 30%. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar.

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

Devaluation of the ruble against the U.S. dollar could increase our costs and reduce our operating revenues

A significant portion of our costs, expenditures and liabilities, as well as capital expenditures and borrowings, are either denominated in, or closely linked to, the U.S. dollar and Special Drawing Rights, or SDR, while most of our operating revenues are denominated in rubles. As a result, the devaluation of the ruble against the U.S. dollar or other currencies comprising the SDR basket can adversely affect us by increasing our costs in ruble terms. Additionally, if the ruble declines against the U.S. dollar and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits.

Inflation could increase our costs and decrease our operating margins

Although inflation is gradually declining, the Russian economy is still characterized by high rates of inflation. In both 2005 and 2004, the inflation rate, combined with the nominal appreciation of the ruble, resulted in the appreciation of the ruble against the U.S. dollar in real terms. As we tend to experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise. In this situation, due to competitive pressures, we may not be able to raise the tariffs we charge for our services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment and is not subject to indexation. Increased tax liability would increase total expenses.

Limitations on the conversion of rubles to other currencies in Russia could increase our costs when making payments in other currencies to suppliers and creditors and could cause us to default on our obligations to them

Many of our major capital expenditures and debt obligations are denominated and payable in various foreign currencies, including the U.S. dollar, EU euro and Japanese yen. Russian legislation currently permits the conversion of ruble revenues into foreign currency. However, the market in Russia for the conversion of rubles into foreign currencies is limited and may not continue to exist.

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

Risks Relating to the Control of the Company by Svyazinvest and the Government of the Russian Federation

We could be influenced by the government of the Russian Federation

The government, through the Russian Ministry of Property Relations and the Russian Federal Property Fund, holds a 50% interest (plus one share) and a 25% interest (less two shares), respectively, in OJSC Telecommunications Investment, or Svyazinvest, and effectively controls Svyazinvest and its group of companies, or the Svyazinvest Group. Svyazinvest holds 50.67% of our voting shares. Thus, we are effectively controlled by the government of the Russian Federation.

If not otherwise required by law, resolutions at a shareholders’ meeting will be adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, the government has the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and, as long as it holds, directly or indirectly, the majority of our shares, will control appointment of the majority of directors and removal of directors. Moreover, one of our 11 directors is a representative of the federal government. The government is also able to control or significantly influence the outcome of any vote on, among other things, any proposed amendment to our charter, reorganization proposal, proposed substantial sale of assets or other major corporate transactions. Thus, the government can take actions that may conflict with the interests of other holders of our ADSs.

Our business operations could be significantly disrupted if our major shareholder undergoes a change in control or reduces its control over us

We are effectively controlled by Svyazinvest, which holds 50.67% of our voting shares. In turn, the government has a controlling interest in Svyazinvest. The Ministry of Information Technologies and Communications has indicated its support for selling the government’s stake in Svyazinvest by the first half of 2007. Any such change in control in Svyazinvest may have a material adverse impact on our business activities due to the following factors:

•       A change in control of Svyazinvest may result in unpredictable changes for us, including changes to our board of directors, management and our business approach, as a result of the business strategy of the new major shareholder of Svyazinvest;

•       Reducing or eliminating Svyazinvest’s controlling position in us may jeopardize business relations between us and major local telephone operators currently represented by IRCs that are subsidiaries of Svyazinvest. Revenues generated from Svyazinvest’s IRC subsidiaries accounted for approximately 44% of our revenue in 2005; and

•       The sale or potential sale of a significant number of our shares out of the 50.67% stake held by Svyazinvest may cause the market price of our shares and ADSs to decline significantly.

Currently, Svyazinvest is viewed as a strategic asset by the government mainly due to our vital role in providing telecommunications services to certain state agencies. The government may therefore elect to maintain a certain measure of control over Svyazinvest’s subsidiaries, including us, through the maintenance of a “golden share” or other means.

Risks Relating to the Russian Federation

Emerging markets such as the Russian Federation are subject to greater risks than more developed markets, including significant legal, economic and political risks

Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies, such as the economy of the Russian Federation, are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult their own legal and financial advisors before making an investment in our securities.

Political and Social Risks

Political and governmental instability could materially adversely affect our business, financial condition, results of operations and prospects and the value of the shares and ADSs

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups.

Current and future changes in the government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. In addition, the Russian presidential elections scheduled for 2008 could bring more volatility to the market. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

Conflict between central and regional authorities and other conflicts could create an uncertain operating environment, hindering our long-term planning ability

The Russian Federation is a federation of 88 sub-federal political units, or regions, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have spread to other parts of Russia, and several terrorist attacks have been carried out by terrorists in other parts of Russia, including Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. These factors could materially adversely affect our business and the value of the shares and ADSs.

Crime and corruption could disrupt our ability to conduct our business

The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international presses have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of government officials or certain individuals. Additionally, some members of the Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect our financial condition and results of operations and the value of the shares and ADSs.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our business, financial condition, results of operations and prospects

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, including restrictions on foreign involvement in the economy of Russia, and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of operating revenues, materially adversely affecting our business, financial condition, results of operations and prospects.

Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects

Governmental authorities in Russia have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Standard & Poor’s, a provider of independent credit ratings, has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups.” In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In addition, recently, the Russian tax authorities aggressively have brought tax evasion claims on the basis of certain Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Economic Risks

The Russian economy is less stable than those of most Western countries and could adversely affect our business and the value of the shares and ADSs

Since the dissolution of the Soviet Union in the early 1990s, the Russian economy has experienced at various times:

•       significant declines in gross domestic product;

•       hyperinflation;

•       an unstable currency;

•       high government budget deficit and government debt relative to gross domestic product;

•       a weak banking system providing limited liquidity to domestic enterprises;

•       high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

•       significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

•       widespread tax evasion;

•       growth of a black and gray market economy;

•       pervasive capital flight;

•       high levels of corruption and the penetration of organized crime into the economy;

•       significant increases in unemployment and underemployment; and

•       the impoverishment of a large portion of the population.

Although Russia has benefited recently from the increase in global commodity prices, providing an increase in disposable income and an increase in consumer spending, the Russian economy has been subject to abrupt downturns in the past. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a substantial decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by a major banking crisis in the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

Recently, the Russian economy has experienced positive trends, such as the increase in the gross domestic product, a relatively stable ruble, strong domestic demand, rising real wages and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed.

Fluctuations in the global economy may adversely affect Russia’s economy and our business

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Russian businesses could face severe liquidity constraints, materially and adversely affecting the Russian economy. Additionally, because Russia produces and exports large volumes of oil and gas, the Russian economy is especially vulnerable to the price of oil and gas on the world market and a decline in the price of oil and gas could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy. Russia is also a major producer and exporter of metal products and its economy is vulnerable to world commodity prices and the imposition of tariffs and/or antidumping measures by principal export markets. A slowdown in the Russian economy may have a material adverse effect on our business, financial condition and results of operations.

The physical infrastructure in Russia is in very poor condition, which could disrupt normal business activity

The infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. In May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major power outage in a large section of Moscow and some surrounding regions. The blackout disrupted the ground electric transport, including the metro system, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many banks, stores and markets were also halted. According to representatives of RAO UES Russia, a major Russian electricity company, power capacities in a number of Russian regions, including Moscow, do not meet the growing demand for power and, as a result, power outages are likely to increase in the future.

The deterioration of the infrastructure in Russia harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. The Russian government is actively considering plans to reorganize the nation’s rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. These factors could have a material adverse effect on our business and results of operations.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business

Russia’s banking and other financial systems are less developed in comparison with other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, certain banks do not follow existing Central Bank of Russia regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured.

Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the Central Bank of Russia has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

There is currently a limited number of sufficiently creditworthy Russian banks. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, in part, because we are required to do so by Central Bank of Russia regulations and because the ruble is not transferable or convertible outside of Russia. There are few, if any, safe ruble denominated instruments in which we may invest our excess ruble cash. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

Legal Risks

Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of the shares and ADSs

Russia is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian legal system create uncertainty with respect to the legal and business decisions made by us, many of which uncertainties do not exist in countries with more developed market economies:

•       inconsistencies between and among the Constitution, federal and regional laws, Presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•       conflicting local, regional and federal rules and regulations;

•       the lack of judicial and administrative guidance on interpreting legislation;

•       the relative inexperience of judges and courts in interpreting legislation;

•       lack of independent judiciary;

•       a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of licenses; and

•       poorly developed bankruptcy procedures that are subject to abuse.

Furthermore, several fundamental laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and contracts, or to defend ourselves against claims by others. We cannot assure you that regulators, judicial authorities or third parties will not challenge our internal procedures and by-laws or our compliance with applicable laws, decrees and regulations.

Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially and adversely affect our business, financial condition and results of operations

Our operations and properties are subject to regulation by various government entities and agencies, as well as ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses and permits and in monitoring compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations and we may be unable to refute such conclusions or remedy the violations.

Our failure to comply with existing laws and regulations or the findings of government inspections may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of licenses and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase costs and materially and adversely affect our business, financial condition and results of operations.

Developing corporate and securities laws and regulations in Russia may limit our ability to attract future investment and may affect the value of the shares and ADSs

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities which are often in competition with each other. These include:

•       the Federal Commission for Securities Market, or the FSFM;

•       the Ministry of Finance;

•       the FAS;

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

The judiciary in Russia is underdeveloped and could prevent us or you from obtaining effective redress in a court proceeding

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remains largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow or unjustifiably swift. Enforcement of court orders can in practice be very difficult in Russia. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes. Judicial decisions in Russia can be unpredictable and may not provide effective redress.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of the shares and ADSs

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

•       corporate income taxes;

•       value-added tax, or VAT;

•       unified social tax; and

•       property tax.

The tax environment in Russia historically has been complicated by the fact that various authorities have often issued contradictory tax legislation. This uncertainty potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden and the suspension or termination of our licenses.

Recently, there have been significant changes to the Russian taxation system. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, or the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code.

In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, in an audit, taxpayers are subject to inspection with respect to the three calendar years which immediately proceeded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to review the results of tax audits conducted by subordinate tax inspectorates. In addition, in July 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. Because none of the relevant terms are defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” an audit and ultimately seek penalties beyond the three-year term. In some instances, new tax regulations have been given retroactive effect.

Furthermore, as a result of a comprehensive tax inspection covering the fiscal year 2003, the Federal Tax Service of the Russian Federation assessed RUR 3,474 million of additional taxes, including fines and penalties. This assessment was based on an interpretation by the tax authorities of tax laws relating, in particular, to accounting for revenue from traffic transmission and certain VAT deductions. As we had similar transactions in 2004 and 2005, it is possible that the Federal Tax Service could assess additional taxes, fines and penalties on us for these years as well. Although we are not able to determine with any certainty the amount of potential tax liabilities for 2004 and 2005 in the absence of previous court rulings with respect to this matter, we believe that paying the tax assessment would not be in line with industry practice and intend to defend our position. Accordingly, we did not accrue any amounts related to this tax assessment as of December 31, 2005.

Moreover, financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9%, if being distributed to Russian companies, and 15%, if being distributed to foreign companies. If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. These tax requirements impose additional burdens and costs on our operations, including management resources.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance. See also “—Risks Relating to the Russian Federation—Political and Social Risks—Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Russian currency control regulations could hinder our ability to conduct our business

The Central Bank of Russia has from time to time imposed various currency control regulations, and may take further actions in the future. Furthermore, the government and the Central Bank of Russia may impose additional requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia, which could prevent us from carrying on necessary business transactions, or from successfully implementing our business strategy.

A new framework law on exchange controls took effect on June 18, 2004. This law empowers the government and the Central Bank of Russia to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law also abolished the need for companies to obtain transaction-specific licenses from the Central Bank of Russia, envisaging instead the implementation of generally applicable restrictions on currency operations. The new regulatory regime continues to be restrictive.

Because there is little minority shareholder protection in Russia, your ability to bring, or recover in, an action against us will be limited

In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders’ meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders’ meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our majority shareholders and our management in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could materially and adversely affect the value of the shares and ADSs.

While the Federal Law on Joint Stock Companies (the “Joint Stock Companies Law”) provides that shareholders owning not less than 1% of the company’s stock may bring an action for damages on behalf of the company, Russian courts to date do not have much experience with such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of the shares and ADSs.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer

Russian law provides that shareholders who vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

•       a reorganization;

•       the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the gross book value of our assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and

•       the amendment of our charter in a manner that limits shareholder rights.

Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated according to Russian accounting standards, at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Russian legislation treating our depositary bank as the beneficial holder of the shares underlying the ADSs and lack of participation of ADS holders in shareholder votes hinder our ability to take corporate actions requiring a supermajority vote, including amending our charter

For two consecutive years in 2004 and 2005, we were unable to approve amendments to our charter. In accordance with the Joint Stock Companies Law, charter amendments must be adopted by a three-fourths majority of shareholders taking part in a general shareholders’ meeting.

In accordance with Russian legislation, our depositary bank, JPMorgan Chase Bank, is treated as the beneficial holder of the ordinary shares underlying the ADSs. Our bank-custodian, ING Bank (Eurasia), serving as a nominal holder for our depositary bank after receiving voting instructions from the depositary bank, is registered at our general shareholders’ meeting as the nominal holder of the ordinary shares underlying the ADSs, which comprised approximately 25% of our total outstanding ordinary shares in 2004 and 2005. However, historically, holders of only 3-5% of our ordinary shares represented by ADSs exercise their voting rights at our general shareholders’ meetings. As a result, approximately 20% of total shares eligible to be voted at our annual shareholders’ meeting in 2004 and 2005 were not voted, which made it very difficult to reach the 75% threshold required to approve the amendments to our charter.

While we were able to approve amendments to our charter in 2006, the lack of court or regulatory guidance regarding such matters may hinder our ability to amend our charter in the future. Furthermore, our inability to amend our charter limits our flexibility in introducing changes to our corporate governance practices required by new regulations, listing rules and supervising authorities, and may have a material adverse effect on our business, financial condition and results of operations.

We may be jointly and severally liable for obligations of certain of our subsidiaries

The Russian Civil Code and the Joint Stock Companies Law generally provide that the shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an “effective parent.” The entity whose decisions are capable of being so determined is deemed an “effective subsidiary.” Under the Joint Stock Companies Law, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•       this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

•       the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our subsidiaries. This liability could have a material adverse effect on our business, results of operations and financial condition.

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

Risks Relating to the Shares and ADSs

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

A challenge to our privatization, if successful, could result in shareholders and ADS holders losing their investment

Our privatization began in 1992 and continued through 1997. To the extent that privatization legislation is vague, inconsistent or in conflict with other legislation, including conflicts between federal and local privatization legislation, many privatizations are vulnerable to challenge, including selective challenges. For instance, a series of presidential decrees issued in 1991 and 1992 that granted to the Moscow City Government the right to adopt its own privatization procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the presidential decrees addressed issues that were the subject of federal law. While this court ruling, in theory, did not require any implementing actions, the presidential decrees were not officially annulled by another presidential decree until 2000. Currently, there are no pending challenges to our privatization. In the event that our privatization is subject to challenge as having been improper and shareholders are unable to defeat such claims, our shareholders and the holders of the ADSs may lose their investment.

Voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for the ADSs and relevant requirements of Russian law

ADS holders will have no direct voting rights with respect to the shares represented by the ADSs. They will be able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Joint Stock Companies Law and our charter require us to notify shareholders no less than 30 days prior to the date of any meeting and at least 50 days prior to the date of an extraordinary meeting to elect our Board of Directors. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

As an ADS holder, you, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken in turn, as soon as practicable thereafter, to mail to you the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by holders. To exercise your voting rights, you must then instruct the depositary how to vote the shares underlying your ADSs. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for you than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, there is little court or regulatory guidance on the application of such regulations, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. You may thus have significant difficulty in exercising voting rights with respect to the shares underlying the

ADSs. There can be no assurance that holders and beneficial owners of ADSs will (i) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary, (ii) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders’ rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the shares underlying your ADSs

Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, the holdings of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets.

Foreign judgments may not be enforceable against us

Our presence outside the United States may limit your legal recourse against us. We are incorporated under the laws of the Russian Federation. All of our directors and executive officers reside outside the United States, principally in the Russian Federation. All or a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States, principally in the Russian Federation. As a result, you may not be able to effect service of process within the United States upon us or our directors and executive officers. Similarly, you may not be able to obtain or enforce U.S. court judgments against us or our directors and executive officers in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

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

There may be less publicly available information about us than about public companies in the United States and certain other jurisdictions

Our corporate governance is regulated by Russian laws and by the charters and by-laws of companies comprising the group, as well as by recommendations outlined in the corporate conduct code issued by the Russian securities regulator. The rights of shareholders and the responsibilities of members of the Board of Directors and the Management Board under Russian law are different from, and may be subject to certain requirements not generally applicable to, corporations organized in the United States or other jurisdictions. Although we are subject to the reporting requirements of the U.S. Exchange Act, the periodic disclosure required of non-U.S. companies under the U.S. Exchange Act is more limited than the disclosure required of U.S. companies. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

You may be unable to repatriate your earnings from distributions made on the ADSs

We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

The price of the shares and ADSs may be highly volatile

The liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although our ADS holders are entitled to withdraw the shares underlying the ADSs from the depositary at any time, there is a limited public market for our shares. This, in turn, may affect the liquidity of our ADSs and their trading price. The trading prices of the shares and ADSs may also be subject to wide fluctuations in response to many factors, including:

•       variations in our operating results and other telecommunications companies;

•       variations in national and industry growth rates;

•       actual or anticipated announcements of technical innovations or new products or services by us or our competitors;

•       changes in governmental legislation or regulation;

•       investor’s perception of risks associated with emerging markets;

•       general economic conditions within our business sector or in Russia; or

•       extreme price and volume fluctuations on the Russian stock market.

In addition, Russian law prohibits Russian companies from issuing and trading more than 35% of their shares outside of Russia, including issuing shares that would serve as a basis for derivative securities, such as ADSs. This restriction may also limit the liquidity of our ADSs and their trading price.

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

ADS holders may not be able to benefit from double tax treaties

In accordance with Russian legislation, dividends paid to a nonresident holder generally will be subject to Russian withholding at a rate of 15% for legal entities and organizations and at a rate of 30% for individuals. This tax may be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States-Russia income tax treaty”) for U.S. holders. However, the Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In 2005, the Ministry of Finance expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard rates when paying out dividends, and U.S. ADS holders may be unable to benefit from these treaties.

Capital gains from the sale of shares and ADSs may be subject to Russian income tax

Under Russian tax legislation, gains realized by non-resident legal entities or organizations from the disposition of Russian shares and securities, as well as financial instruments derived from such shares, such as the ADSs, may be subject to Russian profits tax or withholding income tax if immovable property located in Russia constitutes more than 50% of our assets. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered permanent establishment in Russia. Gains arising from the disposition at foreign stock exchanges of the foregoing types of securities listed on these exchanges by foreign holders who are legal entities or organizations are not subject to taxation in Russia.

Gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income and will not be taxable in Russia. Gains arising from disposition of the foregoing types of securities and derivatives in Russia by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities.

We have not independently verified information we have sourced from third parties

We have sourced certain information contained in this document from third parties, including private companies, publications and Russian government agencies, and we have relied on the accuracy of this information without independent verification. The official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this document must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information. In addition, the veracity of some official data released by the Russian government may be questionable. In 1998, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and subsequently sentenced by a court in 2004 in connection with their misuse of economic data.

Item 4.   Information on the Company

A.   History and Development

General Information

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom was organized as an open joint stock company under the laws of the Russian Federation on September 23, 1993. Our registered address changed in 2006, and is currently located at 15, Dostevskogo Street, St. Petersburg, 191002, Russia, while our principal executive offices are located at 14, 1st Tverskaya-Yamskaya St., Moscow 125047, Russia, our telephone number is +7 495 972 8283, our facsimile number is +7 495 787 2850 and our e-mail address is rostelecom@rostelecom.ru. We maintain a website at http://www.rt.ru/. The information on our website is not a part of this report.

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

Investment Policy Highlights

The main objective of our investment program is to further develop and modernize our integrated digital telecommunications network in order to strengthen our position in Russia’s long-distance telecommunications market, as well as other segments of the telecommunications market.

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

•       Construction of a modern flexible multiplexers network in order to optimize operation of the trunk network, and to provide customers with the option to lease digital channels with optimal throughput capacity,

•       Construction of high-speed fiber optic telecommunications trunk lines which will provide us with access to new international routes, link Russia’s major cities to our network, as well as create a backup system for existing telecommunications lines, and

•       Phasing out of analog trunk lines along with the expansion of the digital network.

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

Capital construction and investments in 2003

In 2003, we invested approximately RUR 3,328 million in our property, plant and equipment. The most significant investment projects implemented in 2003 were as follows:

•       Yoshkar-Ola to Kirov FOL with a link to Cheboksary provides a modern high-performance transmission line giving Kirov and Cheboksary ATEs with access to the primary trunk network and providing Yoshkar-Ola’s ATE secondary access to the trunk network.

•       Gatikha to Apastovo FOL (first stage) provides backup for the European part of the Moscow to Khabarovsk trunk line, and provides Nizhny Novgorod and Cheboksary ATEs with access to our trunk network.

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

Capital construction and investments in 2004

In 2004, we invested approximately RUR 4,502 million in our property, plant and equipment. The most significant investment projects implemented in 2004 were as follows:

•       Kaliningrad to Gvardeisk to Sovetsk FOL with a link to the Lithuanian border. This project, completed in February 2004, links Kaliningrad to our network by a digital line, thus expanding our international network. The main goal of the project is to digitalize Kaliningrad’s trunk network and to ensure high quality telecommunications connections between this region and the rest of Russia.

•       Gatikha to Apastovo FOL (second stage) provides backup for the European part of the Moscow to Khabarovsk trunk line, and provides Nizhny Novgorod and Cheboksary ATEs with access to our trunk network.

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

Capital construction and investments in 2005

In 2005, we invested approximately RUR 7,788 million in our property, plant and equipment. The most significant investment projects implemented in 2005 were as follows:

•       Gatikha to Apastovo FOL (third stage) provides back up for the European part of the Moscow to Khabarovsk trunk line, and provides the Nizhny Novgorod and Cheboksary ATEs with access to our trunk networks.

•       Ufa to Orenburg FOL creates the second digital interconnection to Orenburg’s ATE.

•       Upgrade of the Moscow to St. Petersburg FOL in order to increase the throughput capacity.

•       Construction of a loop based on DWDM in the Central and Central-Chernozem regions to increase the capacity of Tula-Kaluga-Belgorod FOL.

•       Modernization of Novorozhdestvenskaya to Budennovsk to Shigony FOL to backup the existing Moscow to Khabarovsk FOL at the Sobchakovo to Shigony section and the Moscow to Novorossiisk trunk line at the Bogoroditsk to Novorozhdestvenskaya section by construction of a loop with DWDM equipment.

•       Yakutsk to Skovorodino DRRL/FOL will create the first digital interconnection to Yakutsk’s ATE.

•       Chelyabinsk to Khabarovsk FOL will provide backup for the Siberian and Far Eastern part of the Moscow to Khabarovsk trunk line, and will provide the cities’ ATEs with first and second interconnections to our trunk network.

•       Expansion of the Moscow region network in order to provide backup to existing channels.

•       Implementation of the Least Cost Routing System, which allows automatic implementation of routing changes in the most optimal way based on such criteria as tariffs and rates, free capacity and service quality, among others.

•       Construction and modernization of existing ASNs, ISCs, ATEs and ITEs in order to increase our existing switching capacity and the number of our long-distance and international channels, as well as to improve the quality and range of our communications services.

•       Modernization of the Signaling System, or SS-7, in order to improve the management of our network and enhance our billing capacity.

•       Implementation of a unified billing system designed to service both subscribers and operators in order to improve the quality of our customer service, optimize receivables settlement and improve the system for monitoring and accounting for communications traffic and revenues.

Main directions of development in 2006 and beyond

We plan to invest approximately RUR 10,172 million and approximately RUR 9,661 million annually for projects in 2006 and 2007, respectively, using cash from operations and external financing sources. The investment program for 2006 and subsequent years includes the following major projects:

•       Kirov to Syktyvkar DRRL will create the first digital interconnection to Syktyvkar’s ATE.

•       Yakutsk to Skovorodino DRRL/FOL will create the first digital interconnection to Yakutsk’s ATE.

•       Vologda to Issad FOL will create a loop in the North-West region and provide backup for the Moscow to St. Petersburg FOL.

•       Nazran to Grozny FOL will create a loop in the region and provide the second digital interconnection to Grozny’s ATE.

•       Chelyabinsk to Khabarovsk FOL will provide backup for the Siberian and Far East part of the Moscow to Khabarovsk trunk line, and will provide these cities’ ATEs with first and second interconnections to our trunk network.

•       Upgrade of Khabarovsk to Vladivostok FOL in order to increase the throughput capacity.

•       Modernization of Novorozhdestvenskaya to Budennovsk to Shigony FOL to backup the existing Moscow to Khabarovsk FOL at the Sobchakovo to Shigony section and the Moscow to Novorossiisk trunk line at the Bogoroditsk to Novorozhdestvenskaya section by construction of a loop with DWDM equipment.

•       Construction of Moscow to Smolensk to Gusino FOL to backup the existing Moscow to Smolensk line and to build a second link to Smolensk and a second transit point from Russia to Belarus.

•       Modernization of DWDM systems in the Central, Privolzhsky and Ural regions to optimize the telecommunications layout by building three loops in each of these regions and increasing the trunk capacity for Europe-Asia traffic transit.

•       Creation of an IP/MPLS data transfer network for Internet access and VPN services.

•       Creation of a center for monitoring the SS–7 network, which is expected to improve the management of our network and enhance our billing capacity.

•       Implementation of our services and network resources management system in order to increase the level of automated services and optimize the management of our network resources.

•       Implementation of a unified billing system designed to service both subscribers and operators is expected to improve the quality of our customer service, optimize receivables settlement and improve the system for monitoring and accounting for communications traffic and revenues.

Acquisitions

We made the following material acquisitions during 2005 and 2006 (as of the date of this annual report):

In April and September 2005, we acquired a 19% stake in OJSC Svyazintek for a cash payment of RUR 21.75 million.

In April 2006, we acquired a 74.57% stake in CJSC Globus-Telecom from CJSC Sinterra (formerly CJSC Alsean-N) and OJSC RTC-Leasing for a cash payment of approximately RUR 821 million.

In April 2006, we also acquired a 100% stake in LLC TelecomCenter, which directly controls a 20.33% stake in CJSC Globus-Telecom, from LLC AVTEX for a cash payment of approximately RUR 280.5 million. As a result, we currently own directly and indirectly a 94.92% stake in CJSC Globus-Telecom.

In June 2006, we acquired a 99.99% stake in CJSC Zebra-Telecom from Starford Investments Company, Ltd. for a total cash payment of approximately U.S.$13.5 million.

Divestitures

We made the following material divestitures during 2005 and 2006 (as of the date of this annual report):

In March 2005, we sold our 20% interest in CJSC Telmos to JSFC Sistema for a cash payment of RUR 235 million.

In March 2005, we sold our 0.036% interest in OJSC Dal Telecom International to OJSC Vimpel Telecommunications for a cash payment of U.S.$0.022 million.

In March 2005, we sold our 45% interest in CJSC Telecom-Center to LLC Orbita for a cash payment of RUR 68 million.

In October 2005, we sold our 44% interest in CJSC Teleport-TP to LLC Orbita-Telecom for a cash payment of RUR 12.98 million.

In February 2006, we sold our 10% interest in CJSC Telecross to CJSC Crosna-Invest for a cash payment of RUR 1.8 million.

In March 2006, we sold our 17% interest in LLC Artelecom-Service to LLC Artelecom-Service, for a cash payment of RUR 9.0 million.

In March 2006, we sold our 90% interest in LLC RTC-Sibir to LLC Telemir for a cash payment of RUR 0.6 million.

In May 2006, we sold our 77% interest in OJSC A-Svyaz to OAO Dalsvyaz for a cash payment of RUR 10 million.

B.   Business Overview

Overview

We are Russia’s national long-distance telecommunications operator. We own and operate a nationwide trunk telecommunications network and carry the bulk of Russia’s long-distance and international traffic. Throughout the country, we render domestic and international long-distance telecommunications services to end users and provide traffic throughput services to Russian operators, including each of Russia’s seven IRCs and alternative operators. In addition, we provide telecommunications services to various government-funded entities and government ministries across Russia and ensure the operation of the ground-based network of most television and radio broadcasting channels.

Prior to January 1, 2006, we were the only nationwide carrier of wholesale long-distance and international traffic in Russia and, therefore, held a monopolistic position in this market. Local operators, including IRCs, billed their own local customers for outgoing domestic long-distance and international calls, while we billed the operators for the traffic throughput. In Moscow only, we provided domestic long-distance and international telecommunications services to end users through the local access network of a local operator, and billed customers directly. We also had the exclusive right to terminate incoming international voice traffic from international operators.

Under the new regulations enacted under the Communications Law, the principles governing the relationship between providers of long-distance telecommunications services to end users are as follows:

•       operators of DLD and ILD telephone networks, or long-distance operators, provide long-distance services to subscribers of local telephone network operators;

•       operators of intra-regional telephone networks provide long-distance operators with intra-regional call origination and termination services; and

•       operators of local telephone networks provide intra-regional telephone network operators with local call origination and termination services.

Settlement between operators are to be conducted in the order of the services rendered. Subscriber billing and collection activities and other customer services are to be performed by the long-distance operators or their agents. As a result, we currently provide DLD/ILD services directly to end users throughout the Russian Federation and not only in Moscow.

To comply with the new regulatory requirements, we as a long-distance operator must fulfill several conditions, including, inter alia:

•       technical conformity of our network to the requirements established by the Russian government for DLD/ILD communications networks, such as the availability of interconnection points to our network in each of the 88 regions of Russia; and

•       operational readiness to provide long-distance services to any local network subscriber.

Prior to January 1, 2006, we were not required to bill and collect from end users for long-distance services or provide them with other customer services. Thus, in 2006 when the new regulations became effective, we did not have sufficient staff and other resources to properly process, prepare and analyze primary documents, maintain information systems, issue invoices and collect payments. As a result, we entered into service contracts with the IRCs and other operators of local and intra-regional networks to act as our regional agents. Such services provided by our agents include: preparation, printing and delivery of invoices, collection of payments from end users for long-distance services provided by us and the provision of other customer services.

Our trunk network, which transmits the majority of Russia’s domestic and international traffic, is comprised of nearly 200,000 kilometers of digital and analog lines. As of December 31, 2005, our digitalization level in terms of channel kilometers was 94% of our total network, and 100% of our switching equipment was digitalized. We have completed a major part of the construction of our domestic long-distance digital transit network based on eight ASNs. Today, 100% of our ATEs, which are stations that collect voice traffic and automatically sort and retransmit it to our ASNs and ISCs, are connected with them through two or more paths. For additional information, see “—Switches” and “—The Telecommunications Industry in Russia—Current Structure of the Russian Telecommunications Industry” below.

We have completed the construction of a fully connected international digital network based on 13 ISCs and ITEs, ensuring the availability of international telecommunications services in most geographic locations in Russia. We have direct access to 72 countries and participate in 30 international cable systems. We also maintain relationships with more than 400 international operators and network administrations.

Russia is a member of the International Telecommunications Union, or ITU, a specialized intergovernmental organization under the United Nations which facilitates guidelines and agreements regulating telecommunications. The ITU is designed to coordinate, standardize and internationally regulate the telecommunications industry on a worldwide scale. Though established international standards are sufficiently effective to regulate communication services and settle disputes among international operators, we seek to strengthen our relations with international operators with whom we have direct channels through written arrangements.

We have implemented and are developing a variety of services, largely complementing our existing international and domestic long-distance communications services. We also provide multimedia communications services, offer digital channels for lease and distribute television and radio programs through our network among broadcasters throughout Russia.

Our principal markets are as follows:

	% of total revenues
	2003	2004	2005
International market of communications operators	14.3	12.2	11.5
Russian market of traditional and alternative local operators	50.5	60.7	61.6
Russian market of communications services end users	29.8	23.4	21.9
Other revenue	5.4	3.7	5.0

See Note 20 to the consolidated financial statements for additional information regarding our revenues relating to each principal market.

Prior to December 1, 2003, we conducted certain leasing and banking and investments activities through RTC-Leasing and our subsidiaries. As part of our management’s efforts to concentrate on our core business segment, as of December 1, 2003, we discontinued our leasing and banking and investing business segments.

Business Strategy

Reform of the Russian telecommunications industry began with the introduction of the new Communications Law in 2004 and has intensified as implementing regulations have been enacted thereunder. In particular, several regulations were enacted in 2005 and 2006 that directly impact the DLD/ILD telecommunications services market in Russia and are ultimately expected to lead to the restructuring and liberalization of this market. Most significantly, regulations enacted in 2005 pursuant to the Communications Law allow telecommunications operators to apply for DLD/ILD telecommunications services licenses and radically restructured our relationships with IRCs, local operators and subscribers.

As we were the fixed-line DLD/ILD service provider monopoly in Russia until 2006, and continue to hold a dominant position in the Russian DLD/ILD telecommunications services market, these regulatory changes will have a significant impact on our business, as further described below. Moreover, as certain gaps remain in the new legislative framework, it is still unclear in some respects how the new regulatory regime will ultimately impact our business, financial condition and results of operations.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Regulatory Reform of the Russian Telecommunications Industry—Implementation of the new Federal Law on Communications, or the Communications Law, may cause us to lose our dominant position in the Russian long distance telecommunications market, may impact our ability to timely and accurately prepare our financial statements and impose additional financial burdens on us, which may materially and adversely affect our business, financial condition and results of operations” and “Item 4. Information on the Company—B. Business Overview—The Telecommunications Industry in Russia—Liberalization of the Russian Telecommunications Market” for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations.

For 2006, our main objectives and main target markets are broader than they have been in previous years. These objectives and markets are summarized below:

Our global goals in the Russian telecommunications market are to:

•       adopt our existing business model to the new system of interaction between Russian operators and subscribers;

•       strengthen our competitive positions in our core markets;

•       continue to develop our existing network and infrastructure, including our sales infrastructure;

•       enhance our operating efficiency; and

•       introduce and develop additional and new services.

Our goals in the corporate client market are to:

•       create a centralized service for sales support and promotion of our new products;

•       promote services based on the Intelligent Network platform; and

•       foster a multiservice network and develop new products.

Our goals in the market for end users of DLD and ILD services are to:

•       ensure growth of DLD and outgoing ILD traffic from end users;

•       create and foster our own customer care centers; and

•       conduct marketing and advertising campaigns aimed at increasing our brand and service awareness.

Our goals in the Russian operators market are to:

•       ensure an efficient transition to a new interconnection and settlement system with traditional and major alternative operators in order to prevent a decline in our traffic volumes and revenues;

•       upgrade further our interconnection and throughput capacity;

•       develop new services based on VoIP technology; and

•       increase transit traffic of mobile operators.

Our goals in the international market are to:

•       promote our Transit Europe to Asia, or TEA, services;

•       strengthen our position in the incoming ILD traffic market; and

•       improve and increase cooperation with leading international operators.

Seasonality

The demand for our services can be characterized as stable, without any marked seasonal fluctuations. Notable fluctuations in demand for telecommunications services occur only on particular dates, such as public holidays and nationwide events. The range of our services minimizes any seasonal fluctuations.

Network and Facilities

We provide international and domestic long-distance telecommunications services through our ground and submarine cables, digital radio-relay lines and satellites. Our digital network based on Synchronous Digital Hierarchy, a European standard used for long-distance data transmission, and DWDM technologies covers almost the entire network territory of the Russian Federation.

Primary Communications Network

Our primary network consists of trunk cables linked to the IRCs’ networks and to our ISCs for connections with foreign operators, as well as a satellite communications network. As of December 31, 2005, our digital network comprised 42,094 kilometers, including 28,662 kilometers of FOLs and 13,432 kilometers of digital radio-relay lines. A fundamental component of the network is high-capacity FOLs between Moscow and Novorossiysk, Moscow and St. Petersburg, and Moscow and Khabarovsk, as well as a satellite communications network that includes three junction centers in Moscow, Novosibirsk and Khabarovsk and nine periphery switches in Barnaul, Kirov, Gorno-Altaysk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk and Salekhard.

We have installed international FOLs accessing Finland, Denmark, Turkey, Italy, Bulgaria, Japan, Korea, China, Estonia, Kazakhstan, Ukraine, Georgia and Belarus. Major foreign operators can now send their unswitched traffic through Russia. As new digital communication lines are built, we regularly phase-out our analog transmission lines. Thus, over 48,000 kilometers of analog lines have been phased-out during 2001 through 2005.

The following table describes the principal lines of communication that comprised our primary network as of December 31, 2005:

Line	Type of line	Length (km)		Transmission rate (Mbits/sec)	Channels
Aksay to Lugansk	Fiber Optic Cable	36	(2)	622	7,560
Apastovo to Kazan	Fiber Optic Cable	132		622	7,560
Apastovo to Malaya Purga, with branches to Kazan, Naberezhnyie Chelny, Izhevsk and Yoshkar-Ola	Fiber Optic Cable	661		2,488	30,240
Apastovo to Shigony	Fiber Optic Cable	220		622	7,560
Baltic Cable System	Fiber Optic Cable	1,28		6 x 2,488	181,440
Budennovsk to Kizlyar to Makhachkala with branches to Cherkessk, Nalchik, Nazran and Vladikavkaz	Fiber Optic Cable	901		2,488	30,240
Gatikha to Apastovo	Fiber Optic Cable	924		9,953	120,960
Issad to Petrozavodsk	Fiber Optic Cable	319		2,488	30,240
Ivanovka to Vladivostok	Fiber Optic Cable	61		622	7,560
Kaliningrad to Gvardeisk to Sovetsk	Fiber Optic Cable	131	(2)	2,488	30,240
Kaluga to Belgorod up to Ukrainian border, with branches to Bryansk, Kursk and Belgorod	Fiber Optic Cable	974	(2)	2,488	30,240
Khabarovsk to Harbin	Fiber Optic Cable	150	(2)	622	7,560
Kingisepp to Albertslund	Submarine Fiber Optic Cable	1,274	(1)	2 x 565	15,120
Kingisepp to St. Petersburg	Suspended Fiber Optic	191		2 x 622	15,120
Kingisepp to Tallinn	Fiber Optic Cable	26	(2)	2,488	30,240
Kizlyar to Grozny	Fiber Optic Cable	140		155	1,890
Krasnodar to Novorozhdestvenskaya	Fiber Optic Cable	149		2,488	30,240
Lyuban to Issad	Fiber Optic Cable	140		2,488	30,240
Moscow Ring	Fiber Optic Cable	64		9,952	120,960
Moscow to Khabarovsk	Digital Radio-Relay	7,992		6 x 155	11,340
Moscow to Minsk, with branch to Smolensk	Fiber Optic Cable	480	(2)	2,488	30,240
Moscow to Novorossiysk	Fiber Optic Cable	1,653		2,488 + 2 x 9,953	272,160
Moscow to Samara	Fiber Optic Cable	1,021		4 x 9,953	483,840
Moscow to St. Petersburg	Fiber Optic Cable	1,163		2 x 9,952	362,880
Moscow to Yekaterinburg	Fiber Optic Cable	2,4		2,488	30,240
Nakhodka to Khabarovsk	Fiber Optic Cable	897		2 x 622	15,120
Nakhodka to Naoetsu to Pusan	Submarine Fiber Optic Cable	1,762	(1)	565	15,360
Novorossiysk to Istanbul to Palermo to Karolina Bugas	Submarine Fiber Optic Cable	3,564	(1)	565	15,120
Novorossiysk to Sochi to Poti	Submarine Fiber Optic Cable	425		2,488	30,240
Novorossiysk to Varna to Karolina Bugas	Submarine Fiber Optic Cable	1,225	(1)	2,488	30,240
Novorozhdestvenskaya to Stavropol to Kropotkin to Pyatigorsk to Budennovsk with branches to Mineralnyie Vody, Kislovodsk	Fiber Optic Cable	458		2,488	30,240
Novorozhdestvenskaya to Stavropol to Makhachkala	Fiber Optic Cable	270		2,488	30,240
Novosibirsk to Khabarovsk	Fiber Optic Cable	5,48		2,488	30,240
Novosibirsk to Khabarovsk	Fiber Optic Cable	5,48		2 x 9,953	241,920
Overlay digital network in Moscow Region	Fiber Optic Cable	709		2 x 622	15,120
Perm to Ekaterinburg	Digital Radio-Relay	565		2 x 155	3,780
Perm to Ekaterinburg	Fiber Optic Cable	382		2 x 9,953	241,920
Perm to Izhevsk	Fiber Optic Cable	657		2,488	30,240
Russia to Azerbaijan	Fiber Optic Cable	201	(2)	622	7,560
Russia to Kazakhstan (Eastern segment of border)	Fiber Optic Cable	220	(2)	622	7,560
Russia to Kazakhstan (Western segment)	Fiber Optic Cable	455	(2)	2,488	30,240
Samara to Novosibirsk	Fiber Optic Cable	2,782		2 x 9,952	241,920

Samara to Orenburg	Digital Radio-Relay	386		155	1,890
Samara to Saratov to Volgograd	Fiber Optic Cable	928		2 x 2,488	60,480
St. Petersburg to Finland	Fiber Optic Cable	197	(2)	622	7,560
St. Petersburg to Kingisepp to Moscow	Digital Radio-Relay	923		3 x 140	5,760
St. Petersburg to Lyuban to Luga	Fiber Optic Cable	289		2,488	30,240
Tula to Kaluga	Fiber Optic Cable	212		2,488	30,240
Tyumen to Surgut	Digital Radio-Relay	709		2 x 155	9,450
Ufa to Orenburg	Fiber Optic Cable	824		9,953	120,960
Vladimir to Vologda, with branches to Ivanovo, Kostroma and Yaroslavl	Fiber Optic Cable	665		622	7,560
Volgograd to Elista to Budennovsk	Fiber Optic Cable	560		2,488	30,240
Volgograd to Rostov-on-Don	Fiber Optic Cable	516		2,488	30,240
Yoshkar-Ola to Kirov	Fiber Optic Cable	465		2,488	30,240
Zadonsk to Lipetsk to Tambov	Fiber Optic Cable	270		622	7,560

(1)                 Submarine cable—total length of cable presented.

(2)                 Length to the state border.

Switches

As of December 31, 2005, we owned 13 ISCs and ITEs, which allow for efficient ILD traffic management, including four in Moscow, two in St. Petersburg (Lyuban) and one each in Rostov-on-Don, Samara, Ekaterinburg, Novosibirsk, Khabarovsk, Kaliningrad and Murmansk. The combined capacity of these switches was 162,000 channels. In addition, we had eight ASNs, which allow for efficient DLD traffic management, and which are interconnected by digital channels and six ATEs that provide access to DLD service to local users, including five in Moscow and one in Pavlov Posad. The ASNs and their connecting digital channels, constitute an integrated services digital network, or ISDN, with channel switches to which the networks of IRCs and alternative operators are connected. The ATEs of Moscow and Pavlov Posad route domestic long-distance traffic between switching centers, as well as directly to and from end users.

As of December 31, 2005, our domestic long-distance trunk network consisted of 205,200 digital and 4,700 analog channels. Approximately 95.7% of all digital channels are connected through the SS-7. All Russian ATEs have access to our digital transit network.

Of the Russian ATEs, 67 are able to provide ISDN services through the domestic long-distance network. We have an open network of multimedia communications. Connected to this network are subscriber units in 77 Russian regions and nine retail outlets.

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

In addition, in order to provide access to these systems and to establish direct high-quality international lines to remote sites of the world, we participate in the construction of, and acquire capacity in, international cable systems. As of the date of this annual report, we have interests in, or an indefeasible right of use of, 30 cable systems, including global cable systems projects such as Fiber Line Around the

Globe (UK-Middle East-Japan), Asia-Pacific Cable, Canada-Transatlantic system, Trans-Pacific Cable (Japan-USA), South East Asia-Middle East-Western Europe system and Trans-Atlantic system.

Satellite Communications

Our main satellite communications network is operated by three nodal land-based stations and nine periphery land-based stations located in Russia. To enable its operation, we lease satellite capacity from the government-owned company FSUE Space Communications and its affiliates, which operates earth satellite vehicle Express-AM11. We also operate a second satellite communications network, Reserv, which is comprised of one central and one periphery land-based station. To enable its operation, we lease channels from OJSC Gazcom, which operates earth satellite vehicle Yamal-200. The composition and the locations of the land-based satellite communications stations were determined by us based on the secondary network requirements for, among other things, access to the trunk network through ASNs and trunk digital communications.

We also rent international fixed satellite channels from FSUE Space Communications, which operates five satellites and four land-based stations, and from CJSC Teleport TP, a Russian satellite telecommunications company, which operates through four of the 20 satellites in the Intelsat systems.

Cooperation with Mobile Communications Network Operators

Our cooperation with Russian operators of land-based mobile communications networks is aimed at expanding our high-quality network services, including the establishment of national and international roaming.

As of December 31, 2005, we provided international roaming for the major national and regional mobile communications operators, connecting them with 380 international mobile operators in 170 countries.

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

Services

International Traffic

We are the primary provider of international telecommunications services in Russia. Specifically, we provide the switching and transmission infrastructure that connects the Russian domestic telecommunications trunk network with foreign networks and, in coordination with foreign telecommunications operators, facilitate the transmission of global telecommunications traffic within Russia. According to our estimates, at the end of 2005 our market share in the international sector was as follows (measured by traffic minutes):

•       Outgoing ILD traffic transit: 65%; and

•       Incoming ILD traffic transit: 63%.

In 2005, our volume of outgoing ILD traffic amounted to 1,769 million minutes (including 276 million minutes from end users and 1,493 million minutes from Russian operators), an increase of 15% from the previous year. The increase was primarily due to the further upgrade of our network, expansion of local access networks by the IRCs and the overall increase of per capita income in Russia.

In 2005, our volume of incoming ILD traffic from international operators amounted to 1,875 million minutes, an increase of 17.6% from the previous year.

In 2005, ILD revenue increased by 3.1% to RUR 13,503 million, or 33% of our revenues, compared to RUR 13,101 million, or 35% of our revenues in 2004 and to RUR 12,069 million, or 39% of our revenues in 2003.

The following tables set forth data on our incoming and outgoing international traffic for 2003, 2004 and 2005.

International traffic with foreign countries, excluding traffic to and from CIS countries and the Baltic States (in millions, except percentages)

	2003	2004	2005
Outgoing traffic (minutes)	309	379	558
Outgoing traffic growth (% per annum)	6.9%	22.6%	47.2%
Incoming traffic (minutes)	689	917	1,112
Incoming traffic growth (% per annum)	42.1%	33.1%	21.3%
Total traffic (minutes)	998	1,296	1,669

International traffic with the Baltic States (in millions, except percentages)

	2003	2004	2005
Outgoing traffic (minutes)	53	45	55
Outgoing traffic growth (% per annum)	19%	15%	22.2%
Incoming traffic (minutes)	33	33	37
Incoming traffic growth (% per annum)	30.5%	0%	12.1%
Total traffic (minutes)	86	78	92

International traffic with CIS countries (in millions, except percentages)

	2003	2004	2005
Outgoing traffic (minutes)	962	1,117	893
Outgoing traffic growth (% per annum)	6.7%	16.1%	20.1%
Incoming traffic (minutes)	485	499	540
Incoming traffic growth (% per annum)	4.8%	2.9%	8.2%
Total traffic (minutes)	1,447	1,616	1,434

Our largest international traffic routes are between Russia and Germany, the United States, the United Kingdom, France, Italy and Finland. The following table sets forth the total number of billed minutes of international incoming and outgoing calls for these countries for 2003, 2004 and 2005.

Minutes of international incoming and outgoing calls (in millions)

Country	2003	2004	2005
United States of America	129	201	357
Germany	157	164	194
United Kingdom	60	127	192
France	33	34	31
Italy	42	45	29
Finland	54	82	109

In 2005, approximately 54.5% of all outgoing international traffic was initiated from Moscow and St. Petersburg, respectively. Accordingly, the traffic volume and the tariff rates for alternative operators for outgoing international calls in these two cities have a material impact on our results of operations.

International Tariffs

We establish the tariffs for outgoing international calls based on the destination of the call and the day and the time of the call. For each outgoing call from IRCs, we received 50% of the total amount that the relevant IRC charges the subscriber initiating the call in 2005.

Since January 1, 2006, we have been providing DLD/ILD services directly to all subscribers in Russia using IRCs and other local and intra-regional operators as our agents responsible for billing and payment collection services, among other things. Under the new settlement system, we receive 100% of the payments collected by our agents from end users and, in return for their services, we pay our agents a commission. The amount of the commission depends on the volume of traffic minutes and the particular agent’s successful collection of payments. In general, the commission amounts vary from 14% to 18% of our revenues from DLD/ILD services. In addition, we pay IRCs and other operators for call origination and termination services provided to us.

Since April 1, 2004, we have been using the following two types of tariffs for international calls:

•       Reduced tariffs are in effect on workdays from 8:00 p.m. to 8:00 a.m. local time and all day on weekends and holidays; and

•       Business hour tariffs (which are 1.5 times the reduced tariffs) are in effect on workdays from 8:00 a.m. to 8:00 p.m. local time.

The tables below illustrate the international tariffs effective as of December 31, 2005.

Tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries

REGION	Per minute tariff (rubles)
	Moscow
	Reduced tariff	Business tariff
	8.00 pm - 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am - 8.00 pm (local time) working days
CIS countries:
Belarus, Ukraine	7.00	10.50
Azerbaijan, Armenia, Georgia	16.00	16.00
Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	13.00	19.50
Other Foreign countries:
Europe
Tariff 1	10.00	15.00
Tariff 2*	14.60	21.90
Asia and Middle East
Tariff 1	19.60	29.40
Tariff 2**	29.90	44.85
Vietnam	15.00	22.50
Turkey	10.00	15.00
Americas
Tariff 1	13.00	19.50
Tariff 2***	25.90	38.85
Australia, Oceania	23.60	35.40
Africa	28.20	42.30

Notes:

*                                 Bosnia and Herzegovina, Hungary, Greenland, Ireland, Iceland, Liechtenstein, Macedonia, Romania, Slovakia, Slovenia and Croatia

**                          Bangladesh, India, Indonesia (including Timor), Jordan, Iraq, Iran, Yemen, Cambodia, China, Kuwait, Laos,   Lebanon, Maldives, Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines and Sri Lanka

***                   All countries of North and South America except the United States and Canada

REGION	Moscow region		St. Petersburg and Leningrad region
	Reduced tariff	Business tariff	Reduced tariff	Business tariff
	8.00 pm - 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am - 8.00 pm (local time) working days	8.00 pm - 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am - 8.00 pm (local time) working days
CIS countries:
Belarus	10.40	15.60	10.90	16.35
Ukraine	7.00	10.50	7.00	10.50
Azerbaijan, Armenia, Georgia	14.40	21.60	14.40	21.60
Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	8.00	12.00	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	5.30	7.95	5.10	7.65
Latvia, Lithuania, Estonia (to mobile phones)	10.00	15.00	10.00	15.00
Other Foreign countries:
Europe
Tariff 1	5.30	7.95	5.10	7.65
Tariff 2*	10.00	15.00	10.00	15.00
Tariff 3**	14.60	21.90	14.60	21.90
Europe (to mobile phones)
Tariff 1	10.00	15.00	10.00	15.00
Americas
Tariff 1	13.00	19.50	13.00	19.50
Tariff 2***	25.90	38.85	25.90	38.85
Asia
Tariff 1	19.60	29.40	19.60	29.40
Tariff 2****	29.90	44.85	29.90	44.85
Africa	28.20	42.30	28.20	42.30
Australia, Oceania	23.60	35.40	23.60	35.40

*                                 Albania, Gibraltar, Denmark, Malta, Norway, San Marino, Turkey, Farer Islands and Yugoslavia (Serbia and Chernogoria)

**                          Bosnia and Herzegovina, Greenland, Iceland, Liechtenstein, Macedonia, Romania and Slovakia

***                   All countries of North and South America except the United States and Canada

****            Afghanistan, Bangladesh, Vietnam, India, Indonesia, Jordan, Iraq, Iran, Yemen, Cambodia, China, Kuwait, Laos, Lebanon, Maldives, Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines and Sri Lanka

REGION	European part of Russia (tariff zone 1)		Siberia (tariff zone 2)
	Reduced tariff	Business tariff	Reduced tariff	Business tariff
	8.00 pm - 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am - 8.00 pm (local time) working days	8.00 pm - 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am - 8.00 pm (local time) working days
CIS countries:
Belarus	12.50	18.75	12.80	19.20
Ukraine	7.00	10.50	10.00	15.00
Moldova	8.00	12.00	12.00	18.00
Azerbaijan, Armenia, Georgia	14.40	21.60	14.40	21.60
Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	8.00	12.00	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	8.80	13.20	8.80	13.20
Latvia, Lithuania, Estonia (to mobile phones)	13.00	19.50	13.00	19.50
Other Foreign countries:
Europe
Tariff 1	8.80	13.20	8.80	13.20
Tariff 2*	13.00	19.50	13.00	19.50
Tariff 3**	14.60	21.90	14.60	21.90
Europe (to mobile phones)
Tariff 1	13.00	19.50	13.00	19.50
Americas
Tariff 1	16.00	24.00	16.00	24.00
Tariff 2***	25.90	38.85	25.90	38.85
Asia
Tariff 1	19.60	29.40	19.60	29.40
Tariff 2****	29.90	44.85	29.90	44.85
Africa	28.20	42.30	28.20	42.30
Australia, Oceania	23.60	35.40	23.60	35.40

*                                 Albania, Gibraltar, Denmark, Malta, Norway, San Marino, Turkey, Farer Islands and Yugoslavia (Serbia and Chernogoria)

**                          Bosnia and Herzegovina, Greenland, Iceland, Liechtenstein, Macedonia, Romania and Slovakia

***                   All countries of North and South America except the United States and Canada

****            Afghanistan, Bangladesh, Vietnam, India, Indonesia (including Timor), Jordan, Iraq, Iran, Yemen, Cambodia, China, Kuwait, Laos, Lebanon, Maldives, Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines and Sri Lanka

REGION	Far East (tariff zone 3)		Orenburg, Omsk, Gorno-Altai regions (tariff zone 4)
	Reduced tariff	Business tariff	Reduced tariff	Business tariff
	8.00 pm - 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am - 8.00 pm (local time) working days	8.00 pm - 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am - 8.00 pm (local time) working days
CIS countries:
Belarus	15.70	23.55	12.80	19.20
Ukraine	12.00	18.00	10.00	15.00
Moldova	12.00	18.00	12.80	18.00
Azerbaijan, Armenia, Georgia	14.40	21.60	14.40	21.60
Kazakhstan	10.00	15.00	6.50	9.75
Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	10.00	15.00	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	11.10	16.65	8.90	13.35
Latvia, Lithuania, Estonia (to mobile phones)	17.00	25.50	13.00	19.50
Other Foreign countries:
Europe
Tariff 1	11.10	16.65	8.90	13.35
Tariff 2*	17.00	25.50	13.00	19.50
Tariff 3**	19.60	29.40	14.60	21.90
Europe (to mobile phones)
Tariff 1	17.00	25.50	13.00	19.50
Americas
Tariff 1	12.00	18.00	16.00	24.00
Tariff 2***	12.00	18.00	25.90	38.85
Asia
Tariff 1	13.30	19.95	19.60	29.40
Tariff 2****	20.60	30.90	29.90	44.85
Africa	28.20	42.30	28.20	42.30
Australia, Oceania	23.60	35.40	23.60	35.40

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

The following tables set forth special tariffs offered by us for calls to the People’s Republic of China as of December 31, 2005:

REGION
	Moscow		Irkutsk Region, Chita Region and Republic of Buriatiya		Khabarovsk Area, Primorski Area, Amur Region, Sakhalin Region and Jewish Autonomous District
	Reduced tariff	Business tariff	Reduced tariff	Business tariff	Reduced tariff	Business tariff
	8.00 pm - 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am - 8.00 pm (local time) working days	8.00 pm - 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am - 8.00 pm (local time) working days	8.00 pm - 8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am - 8.00 pm (local time) working days
Per minute tariff (rubles)
China	20.00	30.00	11.00	16.50	9.50	14.25

Domestic Long-Distance Traffic

According to our estimates, in 2005, we carried over 67% of the DLD traffic in the Russian Federation, with our volume of DLD traffic amounting to 9,347 million minutes (including 1,275 million minutes from end users and 8,072 million minutes from operators). The amount of DLD traffic carried by us in 2005 increased by 2.8% from the previous year, which increase was primarily due to the further upgrade of our network, our active cooperation with Russian operators, expansion of local access networks by the IRCs and the overall increase of per capita income in Russia.

In 2005, our DLD revenue grew by 4.8% to RUR 18,126 million, or 44% of total revenue, compared to RUR 17,297 million, or 46% of total revenue in 2004 and RUR 12,347 million, or 39% of total revenue in 2003.

The table below sets forth data on our domestic long-distance traffic for 2003, 2004 and 2005.

Domestic Long-Distance Communications (in millions of minutes) for the last three years

	2003	2004	2005
Volume of domestic long-distance traffic	8,220	9,094	9,347
Growth of volume of domestic long-distance traffic	15.2%	10.6%	2.8%

Domestic Tariffs

Pursuant to new regulations, as of January 1, 2006, (i) operators of DLD and ILD telephone networks are required to provide long-distance services directly to end users and bill these customers for such services; (ii) IRCs are required to provide DLD and ILD operators with intra-regional call origination and termination services and (iii) local telephone network operators are required to provide IRCs with local call origination and termination services. Thus, under this new arrangement, we provide services to and bill end users, IRCs provide services to and bill us, and local operators provide services to and bill IRCs, with settlements between operators conducted in the order of the services rendered. Subscriber billing and collection activities, as well as other customer service functions, are to be performed by the DLD/ILD operator or its agents. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Regulatory Reform of the Russian Telecommunications Industry—Implementation of the new Federal Law on Communications, or the Communications Law, may cause us to lose our dominant position in the Russian long distance telecommunications market, may impact our ability to timely and accurately prepare our financial statements and impose additional financial burdens on us, which may materially and adversely affect our business, financial condition and results of operations.”

Prior to January 1, 2006, in all regions of Russia except for Moscow, we were paid by IRCs and alternative operators for the throughput of outgoing DLD traffic at a specified settlement rate and paid regional operators for the termination of DLD calls using a specified termination settlement rate. In Moscow, where we own international and long-distance switches, we rendered customer services directly to end users through MGTS. Under our agreement with MGTS, we paid MGTS an average of 12.5% of the revenues collected from end users in Moscow on a monthly basis for our right to use MGTS’ local access network while providing DLD and ILD services to its subscribers.

There were no changes in our DLD tariffs for end users in 2005. However, since January 1, 2006, we have been providing DLD/ILD services to end users throughout Russia and have established tariffs in each of the 88 regions of Russia at rates similar to those used by IRCs in 2005.

The tables below illustrate the per-minute tariffs charged by us for 2003, 2004, 2005 and 2006 to government-funded organizations and other customers for domestic long-distance calls between Moscow and other territories divided into various zones. We have also included a table illustrating the per-minute tariffs charged by us for 2006 to government-funded organizations and other customers for domestic long-distance calls between St. Petersburg and other territories divided into various zones. As Moscow and St. Petersburg are the largest Russian cities, they also represent the largest and our most important markets for DLD/ILD services. Our tariffs are set and charged in rubles.

Domestic long-distance tariffs in nominal rubles

January 2003 (Moscow)

	Government-funded organizations		Households and Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.60	0.81	2.43	0.81
Zone 2	3.20	1.66	4.98	1.66
Zone 3	4.05	2.14	6.42	2.14
Zone 4	4.90	2.53	7.59	2.53
Zone 5	6.40	2.92	8.76	2.92
Zone 6	8.15	3.59	10.77	3.59

January 2004 (Moscow)

	Government-funded organizations		Households and Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.50	1.50	2.50	1.50
Zone 2	4.50	2.50	4.50	2.50
Zone 3	5.50	3.20	5.50	3.20
Zone 4	6.50	3.80	6.50	3.80
Zone 5	7.20	4.40	7.20	4.40
Zone 6	7.20	4.40	7.20	4.40

January 2005 (Moscow)

	Government-funded organizations		Households and Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.50	1.50	2.50	1.50
Zone 2	4.50	2.50	4.50	2.50
Zone 3	5.50	3.20	5.50	3.20
Zone 4	6.50	3.80	6.50	3.80
Zone 5	7.20	4.40	7.20	4.40
Zone 6	7.20	4.40	7.20	4.40

January 2006 (Moscow)

	Government-funded organizations		Households and Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.50	1.50	2.50	1.50
Zone 2	4.50	2.50	4.50	2.50
Zone 3	5.50	3.20	5.50	3.20
Zone 4	6.50	3.80	6.50	3.80
Zone 5	7.20	4.40	7.20	4.40
Zone 6	7.20	4.40	7.20	4.40

January 2006 (St. Petersburg)

	Government-funded organizations		Households and Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.90	0.95	1.90	0.95
Zone 2	3.40	1.70	3.40	1.70
Zone 3	4.50	2.25	4.50	2.25
Zone 4	5.70	2.85	5.70	2.85
Zone 5	6.70	3.35	6.70	3.35
Zone 6	7.00	3.50	7.00	3.50

Additional and New Services

While domestic long-distance and international telephone services remained the largest source of our revenues in 2005, we continued to expand the range of services we provide to both end users and operators.

VoIP service:   VoIP allows us and Zebra-Telecom, one of our subsidiaries, to provide voice traffic transit and termination through our high-quality IP/MPLS-based network. In 2005, we continued to expand our service area, and modernized our VoIP network in order to increase bandwidth and improve quality. Connections to our VoIP network can currently be made through access points in the following cities: Moscow, St. Petersburg, Kazan, Samara, Ekaterinburg, Novosibirsk, Krasnoyarsk, Khabarovsk, Penza, Nizhny Novgorod and Rostov-on-Don. By using our primary trunk network, connections to the VoIP network can be made at 400 access points.

VPN service:   Virtual Private Network allows corporate clients or operators to provide data transmission within a particular company or between and among several different companies or organizations over our high-quality IP/MPLS-based network. Since 2005, we have been providing this service throughout Russia and in Stockholm. In 2006, we continued to develop additional and new services based on the same VPN technology, such as voice VPN and the integration of VPN with our Intelligent Network services (i.e., Free Phone).

Trunk Internet Access Service:   In 2005, we started to provide Internet access services to corporate clients and operators based on our IP/MPLS network. We currently provide Internet access services in the following Russian cities: Moscow, St. Petersburg, Kazan, Samara, Ekaterinburg, Novosibirsk, Krasnoyarsk, Khabarovsk, Penza, Nizhny Novgorod and Rostov-on-Don.

ISDN Service:   ISDN allows end users to transfer voice and data traffic over the same phone line. In 2005, we continued to expand our ISDN services and, as a result, ISDN services are currently accessible in 76 regions of Russia.

Flexible Access Multiplexer Network Development:   Due to the creation of a modern, flexible multiplexer network in 2002 and 2003, we are able to offer our customers digital channels with high throughput capacity. As of December 31, 2005, digital channels were available to customers in 110 Russian cities. Considering the high level of demand for this service in the Russian telecommunications market, we are actively working to expand our flexible access multiplier network.

Intelligent Network Services:   Our Intelligent Network is a technological platform that allows us to provide certain value-added services such as “Free Phone” or “Premium Rate Calls.”

We continue to actively promote our Intelligent Network services. In 2005, our revenues from this service increased by 228.2% to RUR 466 million from RUR 142 million in 2004.

In addition, we launched a new Intelligent Network service called “Universal Access Number” in 2005. Through this service, we offer our clients the ability to receive multiple incoming calls to one assigned universal access number simultaneously by routing such calls to other telephone numbers maintained by the client.

International Roaming:   We route international roaming signal messages to 170 countries (380 international mobile communications operators). Russia’s three largest mobile operators, Vimpelcom, Mobile TeleSystems and MegaFon use the services of our international signal network.

Televoting:   In 2005, we continued to expand our Televoting service launched in 2003. Televoting is a mass-calling processing service for TV, radio and other press events which involve a high volume of calls. Televoting is provided through our Intelligent Network, which uses sophisticated equipment and computer software to process the high volume of calls and visually display the results. The advantage of our Televoting service, compared to similar services of other operators, is that calls to Televoting numbers are free for end users of the PSTN.

The following chart lists the services we currently provide to end users and operators:

Principal types of services	Customer category	Scope of service
International telecommunications services
Automated international telephone communications	Russian corporate and private customers	Access from Moscow to any country
Operator-assisted international telephone communications	Russian corporate and private customers	Access from Moscow to any country
Russia Direct 1. Payment by the destination subscriber (Moscow) 2. Payment by prepaid card	Russian corporate and private customers traveling abroad

1.          Access from 41 countries through 47 operator to Moscow only

2.          Access:

•       from Moscow to any country in the world

•       from 42 countries through 48 operators to any point in Russia

3.          Access:

•       from Moscow to any country in the world

•       from 41 countries through 47 operators to any point in Russia

Home Country Direct Service	Foreign operators (for their customers traveling to Russia)	Access from 53 Russian regions to 43 countries through 49 operators
Collect Call (paid by foreign caller)	Russian corporate and private customers	United States
IFS	Foreign operators for their subscribers	Access from 53 Russian regions to 23 countries through 25 operators
IFS for Russian customers	Russian corporate and private customers and Russian operators	Access from Turkey and Finland to Moscow
International ISDN	Russian corporate and private customers; Russian operators	Access to and from 76 Russian regions to/from 37 countries through 43 operators
Leasing of international channels and circuits	Russian corporate customers; Russian and foreign operators	Direct digital flows for leases arranged to 29 countries through 34 operators. For other countries, leased channels are arranged by transit through third countries
Other operators’ international telephone traffic throughput services	Russian operators of the public telephone network and associated networks	Available from any location in Russia to any country

International roaming services for mobile network subscribers	Russian operators of mobile networks; foreign operators	Available to five Russian mobile network operators for 170 countries through 380 foreign operators
Direct unswitched transit of international flows/channels via Russia	Foreign operators	Can be arranged between points of access to Russia of all operating international trunk networks
Switched transit of international traffic via Russia	Foreign operators	Direct international exchange lines opened for 71 countries. Transit services provided to 69 foreign operators, including to 12 CIS countries
Prepaid card international telephone communications	Russian private and corporate customers, including those traveling abroad	Access: • from Moscow to any country • from 43 countries through 48 operators to any location in Russia
VISA Electron card international telephone communications	Russian private and corporate customers, including those traveling abroad	Access: • from Moscow to any country • from 21 countries through 21 operators to any location in Russia
Domestic long-distance telecommunications services
Automated domestic long-distance telephone communications	Russian corporate and private customers	Access from Moscow to any location in Russia
Operator-assisted domestic long-distance telephone communications	Russian corporate and private customers; Russian operators of the public telephone network and associated networks	Access from Moscow to any location in Russia
Other operators’ domestic long-distance telephone traffic throughput services	Russian operators of the public telephone network and associated networks	Throughout Russia
Intelligent Network national services	Russian corporate and private customers	Access to services from all 88 Russian regions
Domestic and international long-distance services through VoIP	Russian operators	Eleven cities of Russia and subject to access to one of the 400 access points of our primary network resources
Prepaid card Internet access	Russian corporate and private customers	Moscow and Moscow region
ISDN domestic long-distance services	Russian corporate and private customers; Russian operators of the public telephone network and associated networks	Access to services from/to 76 regions and five associated networks of alternative operators

Leasing of domestic long-distance channels and circuits	Russian corporate customers; special users; Russian communications operators; television and radio companies	Throughout Russia
Group domestic long-distance telephone communications services	Government ministries and agencies	Throughout Russia
Data transmission via MMTEL network	Corporate and private customers	Moscow
Open multimedia communications network services	Government authorities; Russian corporate and private customers	Services provided to a limited range of users and nine public access sites in 71 Russian regions
Prepaid card domestic long-distance telephone communications	Russian corporate and private customers	Access from Moscow to any location in Russia
Radio and television broadcasting services
Radio and TV broadcasting	Television and radio companies	Throughout Russia
Radio and TV broadcasting exchange	Russian and foreign television and radio companies	Throughout Russia and foreign countries
References and inquiries
Reference and inquiry desks of international entities (8, dial tone, 190)	Russian corporate and private customers; foreign operators	Throughout Russia
MMT references and inquiries (07)	Russian corporate and private customers; Russian operators	Moscow
MMT references and inquiries (245 0015)	Russian corporate and private customers; Russian operators	Moscow
Additional services
MMT additional services such as rent of its premises for telecommunications equipment allocation	Corporate and private customers	MMT buildings

In 2005, our revenues from the provision of other services, excluding the transit of DLD and ILD traffic, amounted to RUR 9,326 million, or 23% of our revenue for the reporting period. In 2004 and 2003, our revenues from the provision of other services, excluding the transit of DLD and ILD traffic, amounted to RUR 6,920 million and RUR 6,851 million, or 19% and 22% of our revenue, respectively.

Competition

As of January 1, 2006, we ceased having a monopoly position in the national long-distance telecommunications market. We are currently a major nationwide telecommunications services provider and carrier of wholesale DLD and ILD traffic in the Russian Federation. For additional information regarding the regulations enacted under the Communications Law, see “—The Telecommunications Industry in Russia” below.

We own and operate a nationwide trunk telecommunications network in Russia. Operators of PSTNs, including IRCs acting as our agents, use our trunk network (subject to technical availability of our network) for the throughput of domestic long-distance and international traffic from their local subscribers.

In addition to us, more than 20 operators have received DLD/ILD telecommunications services licenses and are developing their own networks in order to comply with the license requirements enacted under the Communications Law. Of these operators, only MTT and Golden Telecom have a network infrastructure compliant with the license requirements, and only MTT is currently providing DLD/ILD telecommunications services to end users on a nationwide basis. We expect that Golden Telecom will start proving such services in the second half of 2006. By 2007, we expect that TransTelecom and Equant will also begin providing competitive DLD/ILD telecommunications services. In addition, certain VoIP operators continue to provide DLD/ILD telecommunications services in violation of the recently enacted legislation, which has resulted in a loss of market share for us.

In the channel leasing market, we consider the following companies to be our major competitors: TransTelecom, FSUE Space Communications, TeliaSonera and Rascom, which is a subsidiary of Golden Telecom. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition from alternative operators that may result in reduced operating margins and loss of market share.”

Currently, our network has greater territorial coverage than any of our competitors in Russia. By keeping our network well maintained and technically updated, we are able to keep the cost of our services comparatively low.

We review and conduct research on the competitive environment in the communications market for purposes of monitoring the impact of competitors on our activities. In the course of building our development strategy, we take into consideration the competitive situation and the dynamics of our development and the activities of alternative operators and operators of overlay networks. Currently, we consider the following operators to be our main competitors:

MTT

Multiregional Transit-Telecom, a subsidiary of JSFC Sistema, was established in October 1994 with the objective of creating a transit telecommunications network capable of integrating the networks of mobile and fixed-line operators.

MTT’s network is based on seven transit nodes built in each federal region of the Russian Federation and leased trunk lines. MTT also has a number of local telephone exchanges allowing interconnection with local mobile and fixed-line operators.

MTT was granted a license to provide DLD/ILD communications services in May 2005 and started to provide such services to Moscow end users in February 2006, and to end users throughout Russia in March 2006.

Golden Telecom, Inc.

Golden Telecom, established in June 1999, is an operator offering integrated communications services and Internet access services in the major cities of Russia and the CIS. Golden Telecom currently offers local, domestic long-distance and international telecommunications services through an allocated network and through the PSTN, data transmission services, cellular communications services, Internet access, ISDN services, videoconferencing and other services.

Golden Telecom was granted a license to provide DLD/ILD telecommunications services in May 2005. In January 2006, Golden Telecom completed the construction of its network, which is fully compliant with the license requirements enacted under the Communications Law and we expect it to begin providing DLD/ILD telecommunications services in the near future.

In September 2002, as a result of a sale of our 50% interest in EDN Sovintel to Golden Telecom, Inc. we acquired 4,024,067 ordinary shares of Golden Telecom. Through a number of transactions initiated by the shareholders of Golden Telecom during 2003 and 2004, our share of the voting stock of Golden Telecom was reduced from 14.9% to 11.04% as of December 31, 2005.

TransTelecom

TransTelecom was incorporated in 1997 for the purpose of upgrading the information and technology segments in the infrastructure of the Ministry of Railways of the Russian Federation by means of constructing a high-bandwidth telecommunications network in the railroad precinct based on SDH, DWDM and IP/MPLS technologies, as well as exploiting the networks’ profit-making capabilities. Currently, TransTelecom is licensed to provide DLD/ILD services and traffic transit, lease communications channels and provide telematic and data transmitting services.

Initially, TransTelecom planned to use part of its capacity to satisfy the need for telecommunications services by the Ministry of Railways and the remaining part of the capacity was to be used to provide telecommunications services to third parties on a commercial basis. TransTelecom was granted a license to provide DLD/ILD telecommunications services in July 2005. In order to satisfy its license requirements and begin providing DLD/ILD services to end users, TransTelecom is required to further develop its network infrastructure, including a retail billing system.

Equant

CLL Equant, a subsidiary of the Russian telecommunications company Equant, was formed in 2002 after merging the parent company Equant with the telecommunications company Global One. Equant operates its own networks based on FOLs and satellite channels to provide telecommunications services and solutions to corporate clients. We believe that Equant plans to offer DLD/ILD telecommunications services to end users in the near future.

The Telecommunications Industry in Russia

Generally, the Russian telecommunications market can be described as unsaturated and rapidly developing. According to the Ministry of Information Technology and Communications, the Russian market for telecommunications services grew by 42% to U.S.$26 billion in 2005 from U.S.$18.3 billion in 2004. The sub-sectors that expanded most rapidly included mobile communications services and data transmission services. In 2005, the telecommunications industry comprised more than 5% of Russia’s total GDP, as compared to 3% in 2000.

In 2005, fixed telephone penetration in Russia’s regions continued to increase and reached 29.5 phone lines per 100 inhabitants. In response to an increase in the penetration rates, the capacity of city and rural fixed telecommunications networks has been expanded by 2 million phone numbers, representing an increase of 5% from 2004. The number of settlements in Russia not connected to the PSTN decreased from 46,000 in 2004 to 42,000 in 2005.

Mobile telecommunications services continued to demonstrate impressive growth with the number of subscribers reaching 120 million in 2005, as compared to 72 million in 2004. The penetration rate for mobile phones in 2005 reached 84% in Russia, while both in Moscow and St. Petersburg it exceeded 100% as many subscribers in these cities have more than one mobile phone.

Current Structure of the Russian Telecommunications Industry

IRCs install and maintain local and zonal communications networks, access networks and subscriber lines, provide local switching and transmission services and interconnect subscribers with our domestic long-distance and international network.

Most ATEs in Russia belong to IRCs which switch traffic between their networks, the networks of local operators and the domestic long-distance trunk networks operated by us or our competitors.

Under the new regulations effective as of January 1, 2006, the principles governing the relationship between providers of long-distance telecommunications services to end users are as follows:

•       operators of DLD and ILD telephone networks, or long-distance operators, provide long-distance services to subscribers of local telephone network operators;

•       operators of intra-regional telephone networks provide long-distance operators with intra-regional call origination and termination services; and

•       operators of local telephone networks provide intra-regional telephone network operators with local call origination and termination services.

Settlement between operators are to be conducted in the order of the services rendered. Subscriber billing and collection activities and other customer services are to be performed by the long-distance operators or their agents. As a result, we currently provide DLD/ILD services directly to end users throughout the Russian Federation and not only in Moscow.

In Moscow, we own long-distance switches and international switches and have historically been providing services directly to end users through the local network of MGTS. We receive payments for our long-distance and international services directly from subscribers but have an agreement with MGTS whereby we paid MGTS an average of 12.5% of the revenues collected from end users in Moscow on a monthly basis for our right to use MGTS’ local access network while providing DLD and ILD services to its subscribers.

There are also a number of alternative operators in the Russian telecommunications market, as well as several major specialized operators. Recently, operators providing domestic and international long-distance and voice packet transmission services have been gaining market share with the issuance of more than 20 DLD/ILD telecommunications services licenses by Rossvyaznadzor. Of these operators, only MTT and Golden Telecom have a network infrastructure compliant with the license requirements, and only MTT is currently providing DLD/ILD services to end users on a nationwide basis.

We collaborate with many international telecommunications operators. This cooperation enables us to transmit international calls originating in Russia and to terminate incoming international calls via our network through the lines of IRCs and alternative operators.

Liberalization of the Russian Telecommunications Market

Reform of the Russian telecommunications industry began with the introduction of the new Communications Law in 2004 and has intensified as implementing regulations have been enacted thereunder. In particular, several regulations have taken effect in 2005 and 2006 that directly impact the DLD/ILD telecommunications services market in Russia and are ultimately expected to lead to the restructuring and liberalization of this market. As we currently hold a dominant position in the Russian DLD/ILD telecommunications services market, these regulatory changes will have a significant impact on our business. However, as certain gaps remain in the new legislative framework, it is still unclear in some respects how the new regulatory regime will ultimately impact our business, financial condition and results of operations. The following discussion describes the current state of the liberalization process.

New regulations have been enacted allowing operators to apply for DLD/ILD telecommunications services licenses. In February 2005, the Russian government adopted a list of licensing requirements for telecommunications operators, including requirements for operators seeking a DLD/ILD telecommunication service license. Among other things, operators seeking to obtain such a license are required to have interconnection points in each of the 88 Russian regions and network capacity to offer DLD services throughout the entire territory of Russia. In 2005 and 2006, Rossvyaznadzor issued more than 20 DLD/ILD licenses, and one license recipient, MTT, commenced offering its DLD/ILD communication services to end users throughout Russia from March 1, 2006. Other companies, including Golden Telecom, are expected to commence such services in the near future.

Additionally, a new set of regulations has been enacted that endeavors to restructure the interconnection system. In March 2005, the Russian government approved the Rules of Interconnection and Interaction of Communication Networks, or the Interconnection Rules. In accordance with the Interconnection Rules, we (and other DLD/ILD service providers) are required to switch to a new interconnection and settlement system for DLD/ILD traffic transit with regional and local operators whereby we provide DLD/ILD services directly to end users in all regions with regional and local operators acting as our intermediaries. Under this new system, end users choose their DLD/ILD provider by dialing an additional prefix when initiating a call (carrier selection, or “hot choice,” system) or by signing an agreement to set a default DLD/ILD provider (pre-selection system). In December 2005, the Ministry of Information Technologies and Communications assigned carrier selection prefixes to us and MTT.

The Communications Law also imposes certain restrictions on operators occupying a “significant position” in the DLD/ILD market, which is defined as an operator holding, together with affiliates, more than 25% of the numbering capacity or throughput capacity in a particular geographic numbering zone or throughout Russia. In particular, the Interconnection Rules and Government Decree No. 627, dated October 19, 2005, both effective from January 1, 2006, provide for the government regulation of interconnection and throughput tariffs established by such operators. In addition, such operators are required to develop standard interconnection contracts and publish them as a public offer available to all operators intending to use such interconnection services. We were added to the list of “significant operators” in December 2005. Under Government Decree No. 627, Rossvyaznadzor is required to set the marginal interconnection and throughput tariffs taking into account the compensation surcharge determined by the FST.

Compensation surcharge is an additional amount paid by intra-regional and DLD/ILD operators to local and intra-regional operators, respectively, for the initiation of intra-regional and DLD/ILD calls, respectively, in order to compensate for losses incurred by local operators. The amount of the compensation surcharge is determined by the FST based on the amounts paid by a local operator to cover the difference between its revenues from intra-regional and local telecommunications services rendered at regulated tariffs and its economically justifiable costs relating to such services. In determining the compensation surcharge, the FST applies a certain profit margin as well. In accordance with Government Decree No. 627, the compensation surcharge is valid until January 1, 2008. However, no assurance can be given that this period will not be extended beyond this date.

On the basis of Government Decree No. 637, dated October 24, 2005, providing for government regulation of certain tariffs, including DLD tariffs, the FST established the maximum tariffs we may charge for DLD calls initiated by subscribers from various Russian regions, effective from January 1, 2006. See “—Competition and Pricing” below for a further description of the government’s regulation of our tariffs.

Both Decree No. 627 and Decree No. 637 declare the intention of the Russian government to eliminate the practice of cross-subsidies in the sphere of regulated services by increasing tariffs to a level that allows operators to recover their economically feasible costs and earn a fixed profit by 2008. From 2008, the regulation of tariffs are expected to be set using certain marginal prices established by the government. Notwithstanding the government’s intent to eliminate cross-subsidies, its failure to do so would inhibit the flexibility of our tariff policy in the sphere of DLD/ILD services and prevent us from becoming more competitive as the DLD/ILD telecommunications services market opens up to competition.

For additional information regarding the risks we face, see “Item 3. Key Information—D. Risk Factors—Risk Relating to the Regulatory Reform of the Russian Telecommunications Industry—Implementation of the new Federal Law on Communications, or the Communications Law, may cause us to lose our dominant position in the Russian long distance telecommunications market, may impact our ability to timely and accurately prepare our financial statements and impose additional financial burdens on us, which may materially and adversely affect our business, financial condition and results of operations.”

Regulation of the Russian Telecommunications Industry

The provision of telecommunications services in Russia is governed by federal legislation, which includes codes, federal laws, presidential and governmental decrees, government regulations and orders, procedures, letters and instructions issued by ministries and other federal executive authorities.

Our business operates in an uncertain regulatory environment. The principal legal acts regulating telecommunications in Russia are the Communications Law of July 7, 2003, as amended, and the Federal Law on Natural Monopolies of August 17, 1995, as amended, or the Natural Monopolies Law.

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

The Natural Monopolies Law establishes the legal basis for the federal regulation of natural monopolies (such as us) and provides for state control over tariffs and other activities of natural monopolies. The FST oversees the implementation of this law, which significantly impacts the ability of certain categories of telecommunications providers to set tariffs. The Natural Monopolies Law and the Federal Law on Competition and the Limitation and Control over the Monopolistic Activity on Goods Market also control the types of transactions into which a regulated entity may enter. Regulated entities are subject to continuous reporting requirements, which include the submission of plans for capital investments. In addition, regulated entities may not refuse to enter into contracts with particular consumers if required by the regulatory authority.

As the primary provider of long-distance telecommunications in Russia, we have been subject to regulation under these laws. However, we have recently engaged in discussions with the FST to exclude us from the list of natural monopolies as we are no longer the sole provider of DLD/ILD telecommunications services in Russia. Nonetheless, we cannot assure you that the FST will remove us from the list of monopolies and cease regulating us under the Natural Monopolies Law.

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

The Federal Service on Supervision in the Area of Communications, or Rossvyaznadzor, supervises the licensing of all telecommunications operators in Russia.

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

The FST regulates certain tariffs in the sphere of telecommunications, including the tariffs on local, intra-regional and DLD calls by subscribers of PSTN, installation and subscription fees and telephone line access tariffs. The FST also maintains the list of natural telecommunications monopolies and has other supervisory and enforcement functions under the Natural Monopolies Law.

The FAS supervises competition regulations and enforces anti-monopoly laws and regulations.

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

Licenses to provide telecommunications services are issued by Rossvyaznadzor in accordance with the Regulation on Licensing in the Field of Telecommunications in Russia, or the Licensing Regulation.

Telecommunications licenses are issued and renewed for periods ranging from three to twenty five years and several different licenses to provide varying communications services may be issued to one entity. Currently, renewals may be obtained upon application to Rossvyaznadzor and upon verification by appropriate governmental authorities that the licensee has conducted its activities in accordance with the licenses. Rossvyaznadzor has fairly broad discretion with respect to both issuance and renewal procedures. Both the Communications Law and the Licensing Regulation provide that a license may not be transferred or assigned.

If terms of a license are not fulfilled or a service provider violates applicable legislation, the license may be suspended or terminated. Licenses may be suspended for various reasons, including:

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

Licenses generally contain detailed conditions regarding the date by which services must begin, technical standards, the number of lines that must be in service and the percentage capacity, which must be operative by specified dates. Failure by us to satisfy any such requirements could lead to the revocation of one or more of our licenses, which could have a material adverse effect on our business. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses.”

Radio Frequency Allocation

Regulation of the use of radio frequencies and spectrum allocation are under the exclusive control of the Ministry of Information Technologies and Communications through its subordinated bodies. The FAC allocates radio frequencies based on decisions of the State Radio Frequencies Commission. A frequency allocation is necessary to receive a license to provide telecommunications services from Rossvyaznadzor.

Equipment Certification

Certain telecommunications equipment used in Russia is subject to periodic mandatory certification in order to confirm its compliance with established standards and technical requirements. Certificates of compliance are issued to the supplier by the FAC on the basis of the FAC’s review. Moreover, certain high-frequency equipment, a list of which is set forth in Government Decree No. 539 of October 12, 2004, manufactured or used in, or imported into, Russia requires special permission from Rossvyaznadzor. Special permissions are specific to the entity that receives them and are non-transferable. Failure to receive such certification could result in the mandatory cessation of the use of such equipment. To date, we have not experienced significant problems as a result of the failure of any of our equipment suppliers to obtain necessary certifications.

In addition, the Federal Security Service is empowered to certify and issue licenses for the designing, production, selling, using and importing of encryption devises, including telecommunication equipment with encryption capabilities.

Universal Services Fund

The Communications Law provides for the establishment of a “universal services reserve fund” to assist with the development of Russia’s telecommunications infrastructure and the provision of accessible universal telecommunications services for the entire Russian population at regulated tariffs. Such services include local telephony through payphones, free 24-hour access to emergency services and Internet access through collective access points. This reserve fund is aimed at eliminating the practice of cross-subsidies by compensating operators for certain mandatory, loss-making local services. The universal service fund concept has been used in some developed countries and in Eastern Europe. It is funded by a levy imposed on all communication services providers, including us. The Communications Law mandated the government to determine the amount of the levy and the procedure for its collection. In April 2005, the government set, and we currently accrue for, this levy at 1.2% of the difference between our total revenues and revenues generated by interconnection and traffic transit services. However, in February 2006, the Russian Constitution Court ruled that the amount of the levy must be determined by a federal law (rather than by a government decree) and instructed the legislature to adopt the necessary amendments to the Communications Law by January 1, 2007. Until such amendments are adopted, the current regulations and levy amount remain valid and in effect. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Regulatory Reform of the Russian Telecommunications Industry—Risks associated with the Universal Services Reserve Fund.”

Competition and Pricing

The Ministry of Information Technologies and Communications, the FST and Rossvyaznadzor are the principal executive authorities regulating our activities. In particular, the Ministry of Information Technologies and Communications, as the principal governmental agency for the industry, determines the level and principal features of competition in the telecommunications market, while the FST is responsible for setting the tariffs on which our profitability, in significant part, depends.

The Communications Law requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. Presidential Decree No. 221, enacted on February 28, 1995, on Measures for Streamlining State Regulation of Prices (Tariffs), allows for the regulation of tariffs and other commercial activities of communications companies that are “natural monopolies.” Government Decree No. 637, enacted on October 24, 2005, authorized the FST to set the tariffs for the following services provided by natural monopolies in the communication market:

•       provision of access to a local telephone network;

•       permanent use of a subscriber’s line;

•       local, intra-regional and DLD calls; and

•       transmission and broadcast of TV programs.

Tariffs for other services are determined by us, taking into account the cost of service and market prices. As a result, our tariffs for certain services, such as digital trunk line leases, are used by other operators as a benchmark to set prices for their own services.

The FAS is responsible for the encouragement and support of fair competition in the telecommunications industry. As we have a dominant position in the telecommunications market, we are subject to anti-monopoly laws and regulations. In the event we are found to be in violation of any such law or regulation, sanctions could include confiscation for the federal budget of profits derived from anti-competitive practices and the imposition of fines on us and our executive officers amounting to 5,000 and 200 times the minimum monthly wage, respectively. The minimum monthly wage established by federal law for the purpose of calculation of administrative fines currently constitutes 100 rubles (which is an equivalent of approximately U.S.$3.47). Civil or criminal actions could also be brought against our executive officers.

As of the date of this annual report, we are not aware of any violation of anti-monopoly laws and regulations which could lead to any such penalty.

Prior to January 1, 2006, there was the following practice of cross-subsidies in Russia: IRCs, which provided local telephony service to their customers at below market rates, were subsidized by DLD and ILD operations, for which IRCs were able to set above market rate tariffs. IRCs also received payments from us for traffic termination on their network at a termination settlement rate which exceeded costs and market rate profit, and which provided IRCs with additional profit to subsidize loss-making local communications.

With the intent of moving away from the principle of cross-subsidization, the FST in December 2005 established the amount of compensation surcharges for IRCs, which are “significant intra-regional operators,” and, in the first quarter of 2006, established the compensation surcharge amounts for other significant intra-regional operators such as Sakhatelecom, Dagsvyazinform and others.

We, along with other DLD and ILD operators, are required to pay the compensation surcharge when conducting settlements for intra-regional call origination and termination services. The amount of the compensation surcharge for each existing intra-regional operator depends on the extent to which the operator’s services require subsidization at that time and is set by the FST.

The introduction of compensation surcharges set by the FST on call origination services for “significant operators” has caused a substantial reduction in our portion of the tariff for DLD and ILD services. See “Item 4. Information on the Company—B. Business Overview—The Telecommunications Industry in Russia—Liberalization of the Russian Telecommunications Market” for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations.

C.   Organizational Structure

Svyazinvest Group

We are a member of the Svyazinvest Group. As of December 31, 2005, Svyazinvest, a telecommunications holding company created by the Russian government in 1995, held a 50.67% interest in us. In turn, the Russian Ministry of Property Relations and the Russian Federal Property Fund held a 50% interest (plus one share) and a 25% interest (less two shares), respectively, and Mustcom Ltd. held a 25% interest (plus one share) in Svyazinvest. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Control

of us by Svyazinvest and the Government of the Russian Federation” for a description of certain risks relating to our ownership structure.

Svyazinvest has at least a 50% interest in the following Russian entities:

•       seven IRCs (OJSC Dalsvyaz, OJSC Sibirtelecom, OJSC Uralsvyazinform, OJSC Southern Telecommunications Company, OJSC North-West Telecom, OJSC CenterTelecom and OJSC Volgatelecom)—ownership of more than 50% of the voting shares;

•       OJSC Central Telegraph—51% of the voting shares;

•       OJSC Dagsvyazinform—50.7% of the voting shares;

•       OJSC Giprosvyaz—50.7% of the voting shares;

•       OJSC MobiTel—100% of the voting shares; and

•       Rostelecom—50.7% of the voting shares.

Svyazinvest has less than a 50% interest in the following Russian entities:

•       OJSC RusLeasingSvyaz—38% of the voting shares;

•       OJSC Kostroma City Telephone Network—37.3% of the voting shares;

•       OJSC MGTS—28% of the voting shares;

•       CJSC Startcom—25% of the voting shares; and

•       OJSC United Registration Company—8.95% of the voting shares.

Rostelecom

As of the date of this annual report, the group comprised us and our consolidated subsidiaries Westelcom, GlobalTel, MTs NTT, Globus-Telecom, Zebra-Telecom; and principal associates RTComm.RU and MMTS-9. In addition, we hold interests in 32 additional associates and subsidiaries, which were accounted for using the equity method or at cost since the aggregate effect of the results of operations and financial position of these companies is not material for our consolidated financial statements taken as a whole

Branches

We operate through branches located throughout Russia and, as of December 31, 2005, had eight branches in Russia. Most of our branches are responsible for providing DLD/ILD telecommunications services to end users, performing operations with, and providing services to, the IRCs and other operators, including participating in our joint projects in areas where our facilities connect with relevant regional communications networks.

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

Consolidated Subsidiaries

Westelcom

Westelcom, a joint venture with the Russian Telecommunications Development Corporation, registered in the Russian Federation, was established in December 1992 to contribute to the development, introduction, operation and management of the Russian telecommunications infrastructure. We acquired a 50% interest in Westelcom in 1992. In October 2002, we purchased the remaining 50% interest in Westelcom from the Russian Telecommunications Development Corporation for U.S.$15 million. We own 100% of the voting shares in Westelcom.

Westelcom provides communications channels and telecommunications equipment lease services. Westelcom has a Russian subsidiary: OJSC InfoTeX Taganrog Telecom.

Westelcom owns 74.0% of the charter capital of OJSC InfoTeX Taganrog Telecom, which provides access in the Russian city of Taganrog to the PSTN, as well as local telephone network services, Internet access services, lease of communication channels and long-distance payphones.

In May 2006, we sold our 77% interest in OJSC A-Svyaz, which provides access to the PSTN, local telephone network services, ISDN services, Internet access and IP telephony services, to OAO Dalsvyaz for a cash payment of RUR 10 million.

GlobalTel

CJSC GlobalTel, a company registered in the Russian Federation, was established in 1996 to provide access to a U.S.-based global mobile satellite telephone network. We own 51% of the voting shares in GlobalTel and GlobalStar LP, the owner of the satellite network, owns the remaining 49%. Pursuant to the charter of GlobalTel and its by-laws, however, the minority shareholder had effective veto rights that prevented us from causing GlobalTel to take any significant action in the ordinary cause of its business. Because effective control of GlobalTel did not rest with us, management accounted for the investment in GlobalTel under the equity method.

On April 25, 2005, however, the shareholders’ meeting of GlobalTel approved a new charter, which abolished the minority shareholder’s veto and substantive participation rights. We concluded that these changes resulted in us having effective control over GlobalTel and we began accounting for it as one of our subsidiaries beginning on April 25, 2005. In accordance with the provisions of IFRS 3, “Business combinations,” we accounted for taking effective control of GlobalTel under the purchase method. For U.S. GAAP purposes, obtaining control over GlobalTel was accounted for in accordance with the transition provisions of EITF 96-16 “Investor’s Accounting for an Investee when the Investor has a Majority of the Voting Interest but the Minority has Certain Approval or Veto Rights.”

GlobalStar’s satellite communications system is designed for the provision of mobile and fixed satellite communications services mainly in remote and hard-to-reach areas where cellular and wireless communications are otherwise unavailable or underdeveloped. Its services are currently available in over 100 countries. The Russian segment of this network is operated by GlobalTel, which provides communications services in the territories of all 88 regions of the Russian Federation. Most of the terminals are handsets capable of operating in and automatically switching to GSM 900 or AMPS 800 modes.

In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company’s net assets, as determined under Russian accounting legislation, fall below certain minimum levels, specifically below zero, the company can be forced to liquidate. GlobalTel had, and continues to have, negative equity as reported in its Russian statutory financial statements. Nonetheless, we believe that the risk of statutory liquidation procedures being initiated or other material adverse actions are remote.

MTs NTT

We established CJSC MTs NTT in 1995 in order to introduce telecommunications services based on cutting-edge technologies. As of the date of this annual report, MTs NTT provides the following services: ISDN and call center services, Internet access, Intelligent Network services (e.g., Televoting and FreePhone) and videoconferencing. We own 100% of the voting shares in MTs NTT.

Globus-Telecom

CJSC Globus-Telecom was established in 2000 by a group of telecommunications companies and the Federal Security Service (formerly the Federal Agency of Government Communications and Information) in order to provide the federal authorities and certain government-determined strategic enterprises with an encrypted communications network interconnected with the PSTN.

Globus-Telecom is currently a fixed-line operator with a modern infrastructure enabling the provision of telecommunications services in Moscow and other regions in Russia. Globus-Telecom has numbering capacity for 100,000 direct Moscow-code telephone numbers and its customer base mainly includes corporate users and state authorities. Through a highly reliable and secure network, Globus-Telecom offers its customers a full package of services, including local and intra-regional telephone services, VPN, Internet access, Intelligent Network services, data transmission and leased line services.

In April 2006, we acquired a 74.57% stake in CJSC Globus-Telecom from CJSC Sinterra and OJSC RTC-Leasing for a cash payment of approximately RUR 821 million. In April 2006, we also acquired a 100% stake in LLC TelecomCenter, which directly controls a 20.33% stake in CJSC Globus-Telecom, from LLC AVTEX for a cash payment of approximately RUR 280.5 million. As a result, we currently own directly and indirectly a 94.92% stake in CJSC Globus-Telecom.

The following table summarizes on a provisional basis the fair values of identifiable net assets of Globus-Telecom acquired as at the acquisition date:

April 3, 2006
Property, plant and equipment	119
Intangible assets
Number capacity	304
Contract-based intangible assets	201
Computer software	21
Employment contracts	12
Inventories	4
Trade and other accounts receivable	111
Cash	7
Other current assets	21
Short-term debt	(44)
Accounts payable and accrued liabilities	(137)
Other current liabilities	(14)
Provisional fair value of net assets acquired	605
Less: minority interest (5.1%)	(31)
Our share of the fair value of net assets	574
Consideration paid	1,102
Goodwill	528

As of the date of our financial statements included elsewhere in this annual report, we have not received a final report from our independent appraisers and, therefore, we have not finalized the purchase price allocation for the acquisition of Globus-Telecom.

Zebra Telecom

CJSC Zebra Telecom was established in 2000 and is currently a universal provider of such services as Internet access and local and DLD/ILD telecommunications services using VoIP technology. Zebra Telecom is also a leading Internet service provider in Russia and IP-telephony service provider in Moscow, St. Petersburg, Nizhny Novgorod and Kazan. The IP-telephony service is accessible through prepaid scratch cards. In June 2006, we acquired a 99.99 stake in Zebra Telecom from Starford Investments Company, Ltd. for a total cash payment of approximately U.S.$13.5 million. As of the date of the consolidated financial statements included elsewhere in this annual report, we are in the process of determining the fair value of assets acquired and liabilities assumed for the purposes of purchase price allocation.

Principal Associates

RTComm.RU

RTComm.RU is a company registered in the Russian Federation providing integrated Internet technology solutions. RTComm.RU currently has licenses to lease out communications channels, provide telematic and data transmission services and to engage in the technical protection of confidential information. RTComm.RU’s target customers are Internet service providers, corporate customers and government entities. We own 31.1% of the voting shares in RTComm.RU and began accounting for the results of operations and financial position of RTComm.RU under the equity method as of January 1, 2004. Prior to that, we consolidated RTComm.RU in our financial statements on the basis of our control over the financial and operating policy decisions of RTComm.RU through December 31, 2003. We ceased consolidating the results of RTComm.RU following our disposal of RTC-Leasing, which held a 49% interest in RTComm.RU.

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

RTComm.RU owns 100% of CJSC RTComm-Sibir and LLC RTComm-Yug and 51% of LLC BASHRTCOMM, each of which is a regional Internet access provider. It also owns nodes in London and Stockholm and data centers in Moscow and Novosibirsk. In the domestic market, RTComm.RU provides services to more than 1,000 business customers, including to communications operators, national corporations and federal ministries and agencies located in more than 130 large cities in Russia where RTComm.RU’s principal access nodes are located.

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

D.   Property, Plant and Equipment

Our principal facilities and properties consist of buildings, sites and telecommunications facilities such as switches of various capacities, cable and transmission devices, television and radio broadcasting equipment, transportation vehicles and various other equipment located throughout Russia. There are no major encumbrances on the properties owned by us. See “Item 4. Information on the Company—B. Business Overview—Network and Facilities” for additional information.

We own the building in which our headquarters are located at 14, 1st Tverskaya-Yamskaya St., 125047 Moscow, Russia. We also own and lease offices and operational facilities throughout Russia related to the operation of our business. The location of our principal property, plant and equipment are described in “Item 4. Information on the Company—A. History and Development” and “—B. Business Overview.” Our major offices are located in the destination cities of our primary network in Russia, including in Moscow, St. Petersburg, Novosibirsk, Ekaterinburg, Samara, Rostov-on-Don and Khabarovsk.

Our management believes that our facilities are adequate for our present needs.

Fixed Assets

The table below shows the value of fixed assets owned by us as of December 31, 2005, 2004 and 2003. Values are expressed in millions of rubles, according to net book values under IFRS. See Notes 7 and 35 to the consolidated financial statements for a description of the differences in the valuation of property, plant and equipment under IFRS and U.S. GAAP.

	December 31, 2005	December 31, 2004	December 31, 2003
Buildings and sites	7,694	7,265	7,915
Cables and transmission devices	19,157	27,653	29,534
Other	7,124	6,756	6,791
Total(1)	33,975	41,674	44,240

(1)                The aggregate value of pledged property which secures loans is RUR 4,043 million as of December 31, 2005 (compared with RUR 2,066 million as of December 31, 2004). See Notes 7 and 18 to the consolidated financial statements for additional details.

Our capital expenditures approved by the Board of Directors for 2006 are expected to be RUR 10,172 million. See “Item 4. Information on the Company—A. History and Development.”

Construction in progress as of December 31, 2005, 2004 and 2003 amounted to RUR 6,653 million, RUR 4,313 million and RUR 5,345 million, respectively.

Environmental Compliance

We believe that we are in compliance with all material requirements relating to environmental protection. Under various construction agreements to which we are a party, we assume obligations to the state and/or local authorities to effect payments to cover costs for the regeneration of forests, agricultural lands and other properties. In particular, we have a legal obligation to gradually discontinue using analog and trunk lines and equipments and to restore certain sites. We estimate the present value of such obligations to be approximately RUR 23 million.

Item 4A.   Unresolved Staff Comments

None.

Item 5.   Operating and Financial Review and Prospects

A.   Operating Results

The following discussion of our financial position and results of operations should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements included elsewhere in this annual report.

The accompanying consolidated financial statements have been prepared in accordance and comply with IFRS, which differs in certain respects from U.S. GAAP. For a discussion of the differences between IFRS and U.S. GAAP insofar as they relate to us, see Note 35 to the consolidated financial statements.

In 2005, upon application of the revised IAS No. 39, we retroactively changed the method of accounting for unrealized gains and losses from available-for-sale investments. Thus, we have restated other non-operating income and retained earnings and earnings per share previously reported as of and for the years ended December 31, 2004 and 2003. For additional information, see Note 5 to the consolidated financial statements.

Overview

Our principal sources of income are revenues generated from the provision of domestic long-distance and international telecommunications services provided to fixed-line subscribers throughout Russia. We also render DLD and ILD traffic throughput services to Russian operators throughout Russia, including to each of Russia’s seven IRCs, as well as to alternative operators and mobile operators. In addition, we provide telecommunications services to various government-funded entities and government ministries across Russia and ensure the operation of the ground-based network of most television and radio broadcasting channels.

Reform of the Russian telecommunications industry began with the introduction of the Communications Law in 2004, and has intensified as implementing regulations have been enacted thereunder. In particular, several regulations were enacted in 2005 and 2006 that directly impact the DLD/ILD telecommunications services market in Russia and ultimately led to the restructuring and liberalization of this market. Most significantly, regulations enacted in 2005 pursuant to the Communications Law allow telecommunications operators to apply for DLD/ILD telecommunications services licenses and radically restructured our relationships with IRCs, local operators and subscribers starting from January 1, 2006. Prior to that date, we were the only nationwide carrier of wholesale long-distance and international traffic in Russia and, therefore, held a monopolistic position in this market. Local operators, including IRCs, billed their own local customers for outgoing domestic long-distance and international calls, while we billed the operators for the traffic throughput. We provided domestic long-distance and international telecommunications services to end users through the local access network of a local operator, and billed customers directly, in Moscow only. We also had the exclusive right to terminate incoming international voice traffic from international operators. Currently, international operators pay us for termination of the incoming ILD traffic to Russia at a pre-agreed rate per minute but not on an exclusive basis.

Under the new regulations enacted under the Communications Law, the principles governing the relationship between providers of long-distance telecommunications services to end users have changed dramatically. Operators of DLD and ILD telephone networks, or long-distance operators, now must provide long-distance services to subscribers of local telephone network operators directly, while operators of intra-regional telephone networks provide long-distance operators with intra-regional call origination and termination services and operators of local telephone networks provide intra-regional telephone network operators with local call origination and termination services. Settlement between operators are to be conducted in the order of the services rendered. Subscriber billing and collection activities and other customer services are to be performed by the long-distance operators or their agents. As a result, we currently provide DLD/ILD services directly to end users throughout the Russian Federation and not only in Moscow.

	Percentages of total revenue represented by domestic long-distance and international traffic
Principal markets	2005	2004	2003
Outgoing international traffic	23%	24%	26%
Incoming international traffic	10%	11%	12%
Domestic long-distance traffic	44%	46%	40%
Total revenue from domestic long-distance and international traffic	77%	81%	78%

We own and operate our network and the international gateways through which a large portion of Russia’s DLD and ILD traffic passes. Our network connects all of the IRCs in Russia which, in turn, own and operate local telephone networks in their respective areas. We bill subscribers for outgoing domestic long-distance and international calls directly, in some cases, and jointly with local operators acting as our agents, in others. In exchange for their services, we pay certain commissions to our agents as stipulated in the agency agreements, which are included as exhibits to this annual report.

Historically, growth in the volume of international traffic was limited as a result of Soviet-era capacity constraints on the Russian telecommunications network. However, in recent years, we have made significant investments to improve channel capacity for international calls and to enhance interconnections with international operators.

For a description of our DLD and ILD tariffs, see “Item 4. Information on the Company—B. Business Overview—Services.”

We have in the past experienced, and continue to experience, significant delays in payment from subscribers located in Moscow, certain government-funded entities and government bodies and agencies and some international operators. Our management believes that appropriate allowances for doubtful accounts receivable were established to cover our potential exposure. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face risks resulting from significant delays in the collection of receivables.”

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

Accounting for the effects of inflation and changes in foreign exchange rates has also been included by management as a critical accounting policy because of the material impact on our financial statements for the years 2000-2002. Management believes that some of the most critical accounting policies currently affecting our financial condition and results of operations are as follows.

Principles of Consolidation

Our group is comprised of Rostelecom and its subsidiaries. Transactions and balances between Rostelecom and its subsidiaries are eliminated, and accounting policies of the subsidiaries are adjusted to conform to Rostelecom’s accounting policies.

A consolidated subsidiary is an entity that is controlled by us, either through ownership, directly or indirectly, of more than 50% of the voting share capital of such entity, or by other means. Companies where we own more than 50% of the voting share capital but the minority shareholder enjoys substantive participation rights and has effective veto rights that would prevent us from taking decisions that are significant in the ordinary course of business, i.e., we are unable to exercise control, are accounted for under the equity method. We consolidate subsidiaries from the date on which control is transferred to us, and cease to consolidate subsidiaries the date that we cease to have control over the subsidiary.

As of December 31, 2005, the group comprised Rostelecom and its consolidated subsidiaries, Westelcom, GlobalTel and MTs NTT. As of December 31, 2004, the group comprised Rostelecom and its consolidated subsidiaries, Westelcom and MTs NTT. Prior to December 1, 2003, the group comprised Rostelecom and its then consolidated subsidiaries: RTC-Leasing;  RTCL (Cyprus); RTCL, S.A.; RTDC; RIB; AKOS; Spetzautoleasing; RTComm.RU; and Westelcom.

For more information, see “Item 4. Information on the Company—A. History and Development” and the consolidated financial statements included elsewhere in this annual report.

Associates in which we have significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by our ownership, directly or indirectly, of between 20% and 50% of the voting ownership interest or by power to participate in the financial and operating policy decisions of associates. Our share of the net income or losses of associates is included in the consolidated statement of income, our share of the movement in reserves of associates is recognized in reserves and our share of the net assets of associates is included in the consolidated balance sheet. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. When our share of losses exceeds the carrying amount of the investment in an associate, the investment is reported at nil value and recognition of losses is discontinued, except to the extent of our commitment to fund future losses. Unrealized profits that arise from transactions between us and our associates are eliminated in proportion to our share in such associates, and unrealized losses are excluded in proportion to our share in such associates, if there is no evidence of indicators of impairment of an asset transferred. Our management must exercise judgment in determining whether a potential impairment of an investment has occurred. For the purposes of such assessment, management uses information relating to the fair value of the investment rather than to its carrying value, information relating to the financial condition of the investee company as well as other known factors which may have an impact on the carrying value of the investment in the near future.

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

Our interest in jointly controlled entities, or joint ventures, is accounted for using the equity method of accounting for as long as we have joint control over the joint venture. When we contribute or sell assets to the joint venture, any gain or loss from the transaction is recognized by us based on the substance of the transaction. When we purchase assets from the joint venture, we do not recognize our share of the profit from the transaction until the joint venture resells the assets to an independent party.

Prior to October 2003, we owned 27.13% of the voting shares of RTC-Leasing. However, as management believed that it exercised control over the management, policies and day-to-day operations of RTC-Leasing, including the right to appoint a majority of the Board of Directors of RTC-Leasing, we continued to consolidate the results of operations and financial position of RTC-Leasing. In October 2003, we sold our remaining equity interest in RTC-Leasing and effectively lost control as of December 1, 2003. As a result, RTC-Leasing, together with its subsidiaries, ceased to be treated as a consolidated entity for the purposes of our financial statements. For additional information see “Item 10. Additional Information—C. Material Contracts.”

As of December 31, 2005, we held 31.1% of the voting shares of RTComm.RU. We consolidated RTComm.RU in our financial statements on the basis of our control over the financial and operating policy decisions of RTComm.RU through December 31, 2003. However, following our disposal of RTC-Leasing, which held a 49% interest in RTComm.RU, we ceased consolidating the results of RTComm.RU and began accounting for the results of operations and financial position of RTComm.RU under the equity method as of January 1, 2004.

In addition, we held 51% of the voting shares of GlobalTel as of December 31, 2004. As GlobalTel was a joint venture under common control, and its minority shareholder had substantive participation rights which enabled them to veto decisions by the majority shareholder, we accounted for GlobalTel under the equity method in 2004 and 2003. The shareholders’ meeting of GlobalTel held on April 25, 2005, however, approved a new charter abolishing the minority shareholder’s substantive participation and veto rights. We determined that these changes resulted in obtaining effective control over GlobalTel and, as a result, GlobalTel should be considered our subsidiary rather than a joint venture. Consequently, the results of operations and financial position of GlobalTel were consolidated in our financial statements in accordance with IAS No. 27, “Consolidated Financial Statements and Accounting for Investments in Subsidiaries” beginning from April 25, 2005.

Obtaining control over GlobalTel was accounted for using the purchase method, in accordance with the provisions of IFRS 3, “Business Combinations.” Accordingly, the results of operations and financial position of GlobalTel were consolidated by us beginning from April 25, 2005. The following table summarizes the fair values of net assets acquired at the date of obtaining control:

April 25, 2005
Property, plant and equipment	357
Inventories	191
Trade and other accounts receivable	37
Other current assets	161
Cash	138
Short-term debt (Loral)	(219)
Vendor financing (GlobalStar)	(1,206)
Lease liabilities	(86)
Other current liabilities	(199)
Provisional fair value of net assets acquired	(826)
Share in accumulated deficit of GlobalTel	826
Total investment	—

For additional information, see Notes 6, 8 and 35 to the consolidated financial statements.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value. The cost of the network comprises all expenditures up to and including the cabling and wiring to the local telephone operator’s intercity exchange, and includes contractors’ charges and payments on account, materials, direct labor and interest costs on specific project financing up to the date of commissioning of the relevant assets.

Subsequent expenditures are capitalized if it can be clearly demonstrated that they extend the life of the asset or significantly increase its revenue generating capacity beyond its originally assessed standard of performance. Expenditures for continuing repairs and maintenance are charged to the statement of income as incurred. Social assets are expensed on acquisition.

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

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Number of years (as of December 31, 2005)
Buildings and site services	10 - 50
Cable and transmission devices:
Channels	10 - 40
Cable	30 - 40
Radio and fixed link transmission equipment	15 - 20
Telephone exchanges	15
Other	5 - 10

The useful life of an asset encompasses the entire time it is available for use, regardless of whether during that time it is in use or is idle. The useful lives and residual value of assets and methods are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for on a prospective basis. For more information, see Note 7 to the consolidated financial statements. Depreciation of an asset ceases at the earlier of the date the asset is classified as held for sale and the date the asset is derecognized.

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

The recoverable amount is determined as the higher of the asset’s fair value less cost to sell, or value in use. The value in use of the asset is estimated based on forecast of future cash inflows and outflows to be derived from continued use of the asset and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate.

As discussed in Note 7 to the consolidated financial statements, as part of the regulatory reform and restructuring of the national telecommunications industry aimed to facilitate competition and make the industry more attractive for investors, in 2005, the Ministry of Telecommunications issued a number of new rules and regulations that resulted in a change of our status as a monopoly supplier of long distance and international communications effective January 1, 2006. As of December 31, 2005, we performed an assessment of the impact of the new rules and regulations on our business and results of operations, which resulted in a RUR 4,970 million impairment loss recognized in the statement of income for the year ended December 31, 2005 related to a write-down of certain property, plant and equipment of RUR 4,961 million and goodwill of RUR 9 million to the recoverable amount. The recoverable amount was based on value in use and was determined at the cash-generating unit level. The cash-generating unit consists of Rostelecom, Westelcom and MTs NTT. An impairment analysis was performed based on the value in use as the fair value less the cost to sell cannot be determined with any certainty. In determining value in use for the cash-generating unit, the cash flows were discounted at a rate of 16.65% on a pre-tax basis and cash flows beyond the five-year period were extrapolated using a 5% growth rate. For more information, see Note 7 to the consolidated financial statements.

For the purpose of determining the opening balances on the first application of IFRS at January 1, 1994, we performed a valuation of the property, plant and equipment, as reliable historical cost information and information regarding acquisition dates was not available. These values were used as deemed cost. A brief description of the methodology applied in performing this valuation is set out below for each major asset category:

•       Buildings and site services—current replacement cost;

•       Cable and transmission devices—current replacement cost;

•       Telephone exchanges—modern equivalent asset; and

•       Assets in course of construction—indexed historical cost.

Construction in progress represents properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until the constructed or installed asset is ready for its intended use.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Leases

Finance leases, which transfer to us substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease term at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the assets and the lease term unless there is a reasonable certainty that we will obtain ownership by the end of the lease term, in which case the assets are depreciated over their estimated useful lives.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

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

Substantially all of our revenue is denominated in rubles, except for revenue from international operators, which is denominated in U.S. dollars or other foreign currencies. Most of our costs, other than payments to other international operators and certain domestic service providers, telecommunications equipment purchases and interest paid on foreign denominated debt, are denominated in rubles. Therefore, our performance results from international traffic and, accordingly, year-to-year comparisons of our incoming international traffic revenues, are significantly affected by the relative movements of domestic inflation and ruble exchange rates. For example, if foreign currency international incoming traffic revenues for any periods being compared remain at the same level but between the periods the rate of devaluation of the ruble is slower than the rate of Russian inflation, the related revenues expressed in constant rubles decline from one period to the next. Conversely, if the rate of devaluation exceeds the rate of inflation, such revenues expressed in constant rubles increase from one period to the next. During 1998, the ruble devaluation rate exceeded the rate of inflation, while in the period from 1999 to 2002, it was less than the rate of inflation. Currently, we do not utilize financial instruments to hedge against such foreign currency fluctuations.

The following table illustrates the effects from 1998 to 2002 of both exchange rate changes and the indexation of historical amounts to adjust for Russian inflation on a fixed amount of U.S. dollar revenues:

Payment date	U.S.$ amount of payment	Rubles to U.S.$ exchange rate at time of payment	Rubles amount initially recognized	Decrease in value of Rubles against U.S.$ from payment date to December 31, 2002	Increase in GPI from payment date to December 31, 2002	Amount in constant Rubles in terms of purchasing power as of December 31, 2002
January 1, 1998	100	5.96	596	433%	315.2%	2,475
December 31, 1998	100	20.65	2,065	54%	124.6%	4,639
December 31, 1999	100	27.00	2,700	18%	64.3%	4,437
December 31, 2000	100	28.16	2,816	13%	36.8%	3,852
December 31, 2001	100	30.14	3,014	5%	15.1%	3,470
December 31, 2002	100	31.78	3,178	—	—	3,178

The following table summarizes the annual rate of inflation for the years ended December 31, 2005, 2004, 2003, 2002, 2001 and 2000:

For the years ended December 31	Annual inflation
2005	10.9%
2004	11.7%
2003	12.0%
2002	15.1%
2001	18.8%
2000	20.2%

Source: Rosstat.

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

We charge subscribers throughout Russia at set tariffs for outgoing domestic long-distance and international telecommunications services with regional telephone operators and other telecommunications service providers serving as our agents. In addition to the commission paid to our agents, we pay regional operators origination and termination fees, as well as a compensation surcharge.

We charge fees to foreign network operators for incoming calls and other traffic that originate outside Russia. We are charged by foreign operators for the termination of international calls from Russia.

These revenues and costs are shown in gross amounts in the accompanying consolidated financial statements, and exclude value-added tax. Amounts payable to and receivable from the same operators are shown net in the balance sheet where a legal right of offset exists.

Segment information

Historically, we operated in the following three segments: (i) telecommunications services, (ii) leasing services and (iii) banking and investment activities. Effective December 1, 2003, we discontinued our leasing and banking and investment services and chose to focus on our primary business area, which is the provision of telecommunications services, including international and domestic long-distance phone calls and Internet-related services.

Approximately 95% of our revenues are derived from telecommunications services. Revenues from telecommunications services are reported according to the types of customers and the types of services provided. In the opinion of management, this is the most relevant presentation of revenues generated from our telecommunications services. We determined the following types of customers to be reported separately: local operators, subscribers, and foreign operators. For each type of customer, we report the following types of material services provided:

Local operators

•       Telephone—international

•       Telephone—domestic

•       Other income from local operators

Subscribers

•       Telephone—international

•       Telephone—domestic

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

We use the same pattern to record the allowance for doubtful accounts as of December 31, 2005 as was used for doubtful accounts as of December 31, 2004. The allowance for doubtful accounts decreased significantly during the years ended December 31, 2005 and 2004, primarily as a result of a write-off of bad debts of subscribers from Moscow.

Related Party Transactions

We have entered into a number of related party transactions. See Note 29 to the consolidated financial statements and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Financial Results for the Years Ended December 31, 2005 and 2004

Restatement of Historical Financial Statements

In 2005, upon the application of revised IAS No. 39, we recognized holding gains and losses resulting from changes in the fair value of available-for-sale investments as a separate component of equity until the investment was derecognized or until the investment was determined to be impaired, at which time the cumulative gain or loss previously reported in equity was included in the determination of net income. Previously, gains and losses resulting from changes in the fair value of available-for-sale investments were included in the determination of net income. As required by the transition provisions of IAS No. 39, we applied this standard retroactively. The opening balance of retained earnings for the earliest prior period presented and all other comparative amounts were restated as if this standard had always been in use. The effect of adopting IAS No. 39 can be summarized as follows for the years ended December 31, 2004 and 2003:

	As previously reported	Effects of application of IAS No.1	Effects of retroactive application of IAS No.39	As restated
Consolidated statement of income for the year ended December 31, 2003
Other non-operating income, net	1,219	—	(69)	1,150
Deferred tax benefit	1,763	—	17	1,780
Profit for the period from continuing operations	3,507	70	(52)	3,525
Net loss from discontinued operations, net of tax	(3,109)	650	—	(2,459)
Profit for the period	398	720	(52)	1,066
Earnings per share—basic and diluted	0.41	0.74	(0.05)	1.10
Earnings per share—continuing operations	3.61	0.07	(0.05)	3.63
Earnings per share—discontinued operations	(3.20)	0.67	—	(2.53)
Consolidated statement of income for the year ended December 31, 2004
Other non-operating income, net	115	—	(43)	72
Deferred tax benefit	1,528	—	11	1,539
Profit for the period from continuing operations	4,298	—	(32)	4,266
Profit for the period	4,298	—	(32)	4,266
Earnings per share—basic and diluted	4.42	—	(0.03)	4.39
Earnings per share—continuing operations	4.42	—	(0.03)	4.39
Consolidated statement of changes in shareholders’ equity for the year ended December 31, 2003
Profit for the period attributable to equity holders of the parent	398	—	(52)	346
Valuation gain on available-for-sale investments, net of tax	—	—	133	133
Transferred to profit on sale	—	—	(81)	(81)
Minority interest in disposed subsidiaries	—	(3,322)	—	(3,322)
Purchase of minority interest	—	(3)	—	(3)
Dividends	(706)	(29)	—	(735)
Consolidated statement of changes in shareholders’ equity for the year ended December 31, 2004
Profit for the period attributable to equity holders of the parent	4,298	—	(32)	4,266
Valuation gain on available-for-sale investments, net of tax—continuing operations	—	—	32	32
Minority interest in disposed subsidiaries	—	(191)	—	(191)

Revenues

In 2005, total revenues increased by 9.7% to RUR 40,955 million from RUR 37,318 million in 2004. The increase in total revenues was largely due to traffic growth.

Local Operators

	Year ended December 31,	Year ended December 31,	Change
	2005	2004	Amount	%
	RUR (millions)		RUR (millions)
Telephone—international	6,772	6,160	612	10%
Telephone—national	14,358	13,411	947	7%
Other income from local operators	4,097	3,077	1,020	33%
Total revenues from local operators	25,227	22,648	2,579	11%

Revenues from local operators represented 61.6% and 60.7% of total revenues in 2005 and 2004, respectively.

Revenues from local operators for DLD traffic transit increased by 7.1% to RUR 14,358 million compared to RUR 13,411 million in 2004 primarily due to a 4.0% increase in DLD traffic volume. The principal reason behind the traffic growth was Russia’s continued economic development coupled with higher fixed-line and mobile penetration, as well as our active marketing efforts to strengthen our positions in the regional markets.

Revenues from local operators for outgoing ILD traffic transit increased by 9.9% to RUR 6,772 million from RUR 6,160 million in 2004 primarily as a result of a 55% increase in ILD traffic volume carried on our network by alternative operators in 2005.

Other income from local operators increased by 33.2% to RUR 4,098 million in 2005 compared to RUR 3,077 million in 2004. Other income from local operators represents revenue from leased line services, repair and maintenance services, as well as other services. The growth in revenue was largely due to an increase in the volume of leased line services offered to local operators.

Subscribers

	Year ended December 31,	Year ended December 31,	Change
	2005	2004	Amount	%
	RUR (millions)		RUR (millions)
Telephone—international	2,633	2,900	(267)	-9%
Telephone—national	3,768	3,886	(118)	-3%
Internet access	44	—	44	100%
Rent of telecommunications channels to subscribers	1,388	1,352	36	3%
Television and radio transmission	574	602	(28)	-5%
Cellular services	—	—	—	—
Satellite services	548	—	548	100%
Total revenues from subscribers	8,955	8,740	215	2%

Revenues from our subscribers, mainly representing our subscribers in Moscow, include revenues from domestic and international long-distance calls, as well as other services. In 2005, revenues from subscribers represented 21.9% of total revenues compared to 23.4% in 2004. In 2005, revenues from subscribers increased by 2.5% to RUR 8,955 million from RUR 8,740 million in 2004. This increase was principally due to the consolidation of GlobalTel, which resulted in an increase of RUR 548 million in revenues from satellite services. Not taking into account GlobalTel revenues, the revenues from our subscribers decreased from RUR 8,740 million in 2004 to RUR 8,407 million in 2005, a 3.8% fall year-on-year.

Revenues from subscribers for international long-distance services decreased by 9.2% to RUR 2,633 million in 2005 from RUR 2,900 million in 2004. The negative revenue dynamic was due to a 10% decrease in outgoing ILD traffic volume from subscribers, reflecting the intense competition in the Moscow market.

Revenues from Moscow subscribers for domestic long-distance services were relatively flat at RUR 3,768 million in 2005 compared to RUR 3,886 million in 2004, while traffic decreased by 4% year-on-year.

Other revenues from subscribers did not change materially in 2005 compared to 2004.

Foreign Operators

	Year ended December 31,	Year ended December 31,	Change
	2005	2004	Amount	%
	RUR (millions)		RUR (millions)
Telephone	4,098	4,041	57	1%
Telex, telegraph and other	257	327	(70)	-21%
Rent of telecommunications channels	351	192	159	83%
Total revenues from international operators	4,706	4,560	146	3%

In 2005, revenues from foreign operators represented 11.5% of our total revenues compared to 12.2% in 2004. The 3.2% increase in revenues from foreign operators from RUR 4,560 million in 2004 to RUR 4,706 million in 2005 was due to an 83% increase in rent of our telecommunications channels resulting from our Transit Europe-Asia project and other transit projects.

Operating Expenses

	Year ended December 31,	Year ended December 31,	Change
	2005	2004	Amount	%
	RUR (millions)		RUR (millions)
Charges by network operators—international	7,059	6,484	575	9%
Charges by network operators—national	8,741	7,883	858	11%
Wages, salaries, other benefits and payroll taxes	6,242	5,109	1,133	22%
Taxes other than on income	492	587	(95)	-16%
Repairs and maintenance	822	813	9	1%
Administration and other costs	3,877	3,353	524	16%
Bad debt (recovery) /expense	(140)	369	(509)	-138%
Depreciation	7,136	7,498	(362)	-5%
Loss on sale of property, plant and equipment	1,356	217	1,139	525%
Impairment of property, plant and equipment	4,970	—	4,970	n/a
Total operating expenses	40,555	32,313	8,242	26%

Total operating expenses grew by 25.5% to RUR 40,555 million in 2005 from RUR 32,313 million in 2004, mainly due to the recognized impairment loss and increased loss on the disposal of our property, plant and equipment, as well as growth in wages and salaries. The growth in operating expenses was partly offset by lower depreciation charges and a decrease in allowance for doubtful debt.

Charges by Russian network operators increased by 10.9% to RUR 8,741 million in 2005 from RUR 7,883 million in 2004 due to a 2.8% increase the amount of traffic terminated by these operators.

Charges by international network operators for the termination of outgoing international calls increased by 8.9% to RUR 7,059 million in 2005 from RUR 6,484 million in 2004. The increase was driven by a 14.8% increase in outgoing ILD traffic volumes, which were partly offset by a reduction in tariffs.

Wages, salaries and other staff costs increased by 22.2% to RUR 6,242 million in 2005 from RUR 5,109 million in 2004. The growth in wages, salaries and other staff costs was mainly due to planned average salary increases while the number of employees was reduced by 6.5% to 23,634 as of December 31, 2005 compared to 25,285 as of December 31, 2004.

Taxes (other than on income) decreased by 16.2% to RUR 492 million in 2005 from RUR 587 million in 2004 mainly driven by the application of higher effective property tax rates in 2004 due to changes in tax legislation.

Administration and other expenses increased by 15.6% to RUR 3,877 million in 2005 from RUR 3,353 million in 2004, as the latter included RUR 428 million gain on extinguished liabilities which were no longer a legal obligation. Not taking into account the gain on extinguished liabilities, the administrative and other expenses increased by 2.5% from RUR 3,781 million in 2004 to RUR 3,877 million in 2005.

We recovered RUR 140 million of bad debt in 2005 as compared to having a RUR 369 million of bad debt expense in 2004 primarily because of an improvement in debt collection.

Depreciation of property, plant and equipment decreased by 4.8% to RUR 7,136 million from RUR 7,498 million in 2004. The decrease in depreciation charges in 2005 was due to the fact certain property, plant and equipment were disposed of or fully depreciated in 2004.

The loss on sale of property, plant and equipment grew more than five times to RUR 1,356 million in 2005 from RUR 217 million in 2004 as we started decommissioning a larger number of analog cable systems and certain other equipment in 2005.

In 2005, we assessed the impact of the new rules and regulations on our business and results of operations, which resulted in a RUR 4,970 million impairment loss recognized in the statement of income for the year ended December 31, 2005 related to the write-down of certain property, plant and equipment of RUR 4,961 million and goodwill of RUR 9 million to the recoverable amount. The recoverable amount was based on value in use and was determined at the cash-generating unit level. The cash-generating unit containing goodwill consists of Rostelecom, Westelcom and MTs NTT.

Operating Profit

In 2005, operating profit decreased by RUR 4,605 million, or 92.0%, to RUR 400 million from RUR 5,005 million in 2004 primarily driven by the impairment charge.

Income Tax Expense

Our 2005 income tax expense amounted to RUR 695 million compared to RUR 1,353 million in 2004. The decrease was primarily due to a decrease in our operating profit primarily due to the impairment of property, plant and equipment.

Financial Results for the Years Ended December 31, 2004 and 2003

The discussion below is based on the restated figures resulting from retroactive application of the revised IAS No. 39 and, therefore, is different from the discussion included in our annual report on Form 20-F for the year ended December 31, 2003 filed on June 30, 2004.

Revenues

In 2004, total revenues increased by 19.4% to RUR 37,318 million from RUR 31,267 million in 2003. The growth in total revenues was largely due to the introduction of the new settlement system between us and local operators. Revenue from the new settlement system accounted for RUR 5,980 million of our total revenues in 2004.

Local Operators

	Year ended December 31, 2004	Year ended December 31, 2003	Change
	(restated)	(restated)	Amount	%
	RUR (millions)		RUR (millions)
Telephone—international	6,160	5,171	989	19%
Telephone—national	13,411	8,669	4,742	55%
Other income from local operators	3,077	1,952	1,125	58%
Total revenues from local operators	22,648	15,792	6,856	43%

Revenues from local operators represented 60.7% and 50.5% of total revenues in 2004 and 2003, respectively.

Revenues from local operators for DLD traffic transit increased by 54.7% to RUR 13,411 million in 2004 compared to RUR 8,669 million in 2003 due to the introduction of the new settlement system between us and local operators for DLD traffic transit in 2003 as well as 12% DLD traffic growth. The principal reason behind the traffic growth was Russia’s continued economic development coupled with higher fixed-line and mobile penetration, as well as our active marketing efforts to strengthen our positions in the regional markets. Effective August 1, 2003, the government anti-monopoly authority implemented a new settlement system for domestic long-distance traffic transit between us, on the one hand, and regional operators of the Svyazinvest Group and alternative operators, on the other hand. According to this new system we began to bill local operators originating DLD calls for DLD traffic transit using a Linear Settlement Rate and pay local operators for DLD traffic termination using a Termination Settlement Rate. Previously, we collected revenue from local operators for DLD traffic transit using an Integral Settlement Rate and made no payments for DLD traffic termination. See Note 20 to the consolidated financial statements for additional information.

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

Subscribers

	Year ended December 31,	Year ended December 31,	Change
	2004	2003	Amount	%
	RUR (millions)		RUR (millions)
Telephone—international	2,900	3,027	(127)	-4%
Telephone—national	3,886	3,678	208	6%
Internet access	—	1,060	(1,060)	-100%
Rent of telecommunications channels to subscribers	1,352	853	499	58%
Television and radio transmission	602	584	18	3%
Cellular services	—	117	(117)	-100%
Total revenues from subscribers	8,740	9,319	(579)	-6%

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

Foreign Operators

	Year ended December 31,	Year ended December 31,	Change
	2004	2003	Amount	%
	RUR (millions)		RUR (millions)
Telephone	4,041	3,871	170	4%
Telex, telegraph and other	327	431	(104)	-24%
Rent of telecommunications channels	192	181	11	6%
Total revenues from international operators	4,560	4,483	77	2%

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

Operating Expenses

	Year ended December 31, 2004	Year ended December 31, 2003	Change
	(restated)	(restated)	Amount	%
	RUR (millions)		RUR (millions)
Wages, salaries, other benefits and payroll taxes	5,109	3,946	1,163	29%
Depreciation	7,498	8,252	(754)	-9%
Charges by network operators—international	6,484	5,913	571	10%
Charges by network operators—national	7,883	4,053	3,830	95%
Administration and other costs	3,353	4,060	(707)	-17%
Taxes other than on income	587	507	80	16%
Repairs and maintenance	813	800	13	2%
Bad debt expense	369	337	32	9%
Loss on sale of property, plant and equipment	217	1,214	(997)	-82%
Total operating expenses	32,313	29,082	3,231	11%

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

Charges by local network operators increased by 94.5% to RUR 7,883 million in 2004 from RUR 4,053 million in 2003 as a result of the introduction of the new settlement system and growth in DLD traffic volumes.

Charges by international network operators for outgoing international calls termination increased by 9.7% to RUR 6,484 million in 2004 from RUR 5,913 million in 2003. The increase was driven by the growth in outgoing ILD traffic volumes.

Wages, salaries and other staff costs increased by 29.5% to RUR 5,109 million in 2004 from RUR 3,946 million in 2003. The growth in wages, salaries and other staff costs was mainly due to planned average salary increases while the number of employees was reduced by 5.4% to 25,285 as of December 31, 2004 compared to 26,742 as of December 31, 2003. The introduction of the Management By Objectives system, or MBO, in May 2004 for our top and mid-level managers also contributed to the growth in wages, salaries and other staff costs. See “Item 6. Directors, Senior Management and Employees—D. Employees” for a description of MBO.

Depreciation of property, plant and equipment decreased by 17.4% to RUR 3,353 million in 2004 from RUR 4,060 million in 2003. The latter included an additional RUR 210 million depreciation expense on certain satellite channels, which we discontinued using in 2003. The decrease in depreciation charges in 2004 was also due to the fact some property, plant and equipment were disposed of or fully depreciated in 2003.

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

Net interest expense and other non-operating items decreased from a RUR 1,562 million net gain in 2003 to a RUR 614 million net gain in 2004 mainly due to the fact we received an additional RUR 752 million gain from debt restructuring and a RUR 316 million contribution in 2003. The decrease in net interest expense and other non-operating items compared to 2003 was partly offset by lower interest expense and higher interest income, which resulted from reduced total debt and increased financial investments, respectively.

Income Tax Expense

Our 2004 income tax expense amounted to RUR 1,353 million compared to RUR 222 million in 2003. The increase was primarily due to an increase in our operating profit. In addition, as a result of the RTC-Leasing disposal and subsequent changes of temporary differences in accounting and tax bases of some assets and liabilities, we had a one-off deferred income tax benefit in the total amount of RUR 620 million in 2003.

Results From Discontinued Operations

Discontinued operations resulted from the disposal of our stake in RTC-Leasing on December 1, 2003. We did not record a loss or gain from discontinued operations in 2004, while in 2003 net loss from discontinued operations amounted to RUR 3,109 million.

U.S. GAAP information

Our consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP. For the years ended December 31, 2005 and 2004, net income reported under IFRS amounted to RUR 978 million and RUR 4,266 million, respectively, as compared to net income reported under U.S. GAAP in 2005 and 2004 of RUR 3,452 million and RUR 3,871 million, respectively. As of December 31, 2005 and 2004, total shareholders’ equity reported under IFRS was RUR 49,697 million and RUR 50,838 million, respectively, as compared to total shareholders’ equity reported under U.S. GAAP of RUR 54,348 million and RUR 52,189 million, respectively.

The most significant differences between IFRS and U.S. GAAP that affect our financial position and results of operations relate to accounting for property, plant and equipment and investments in associates, business combinations, goodwill and related deferred taxes. A brief summary of these differences is presented below. For additional information see Note 35 to the accompanying consolidated financial statements.

Impairment on property, plant and equipment

As a result of the regulatory reform and restructuring of the national telecommunications industry, we lost our status as a monopoly supplier of long-distance and international communications effective January 1, 2006. Management believes that the adoption of new regulations in the telecommunication industry by the Russian government and a resulting change in the competitive environment suggest that our assets may be impaired. Pursuant to IAS No. 36, we performed an assessment of the impact of the new rules and regulations on our business and results of operations and recognized an impairment loss of RUR 4,970 million on property, plant and equipment and goodwill, other than construction in progress.

Under U.S. GAAP, Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we are required to make an initial assessment of impairment based on undiscounted cash flows whenever there is an indication that impairment may exist. Due to the fact that the sum of undiscounted expected future cash flows was in excess of the carrying amount of our property, plant and equipment as of December 31, 2005, we did not recognize an impairment loss for U.S. GAAP reporting purposes. Management considers that all of our property, plant and equipment, with the exception of construction in progress and property, plant and equipment pertaining to GlobalTel’s operations, represent the lowest level for which there are largely independent and identifiable cash flows.

As of December 31, 2005, 2004 and 2003, the sum of undiscounted expected future cash flows was in excess of the carrying amount of our property, plant and equipment based on management’s analysis and, therefore, we did not recognize an impairment loss in these years for U.S. GAAP reporting purposes.

Since no impairment loss was recognized under U.S. GAAP in 2005, we will use a different asset base to compute U.S. GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing 2006.

In 1998, we recognized an impairment loss of RUR 8,699 million on our property, plant and equipment other than construction in progress in our IFRS consolidated financial statements.

Due to the fact the sum of undiscounted expected future cash flows was in excess of the carrying amount of our property, plant and equipment as of December 31, 1998, an impairment loss was not recognized for U.S. GAAP reporting purposes. Thus, a different asset base was used to compute U.S. GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing in 1999.

In 2005, we determined that property, plant and equipment carrying balances related to non-productive social assets should have been impaired based on the impairment review performed in 1998 under U.S. GAAP. Respective impairment charge was made in our 1998 financial statements prepared under IFRS. Social assets primarily consist of kindergartens, recreation areas, apartments for our employees, schools and other objects of social infrastructure. As a result, we revised our accounting for property, plant and equipment carrying balances, related depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability for the periods prior to December 31, 2004. For more information, see Note 35 to the consolidated financial statements.

Unrealized gains on available-for-sale investments

In accordance with the previous version of IAS No. 39, “Financial Instruments: Recognition and Measurement” effective for the year ended December 31, 2004, we included unrealized gains and losses from the change in the fair value of securities classified as available-for-sale investments in the determination of net income.

As referred to in Note 5 to our consolidated financial statements, upon application of the revised IAS No. 39, we reconsidered the classification of our investments in liquid bills of exchange and re-represented them as loans and receivables in the consolidated balance sheet as of December 31, 2004. In accordance with the revised IAS No. 39, loans are receivables that are carried at amortized cost using the effective interest method. Gains and losses are recognized in income through amortization. Therefore, the reclassification of liquid bills of exchange did not have a material impact on our results of operations for all periods presented.

In addition, we recognize holding gains and losses resulting from changes in the fair value of available-for-sale investments, net of tax, as a separate component of equity in accordance with the revised IAS No. 39.

As required by the transition provisions of IAS No. 39, we applied this standard retroactively. Therefore, the opening balance of retained earnings for the earliest prior period presented and all other comparative amounts were adjusted as if this standard had always been in place. The effects of adoption of the revised IAS No. 39 on the corresponding figures are summarized in Note 5 to our consolidated financial statements.

Under U.S. GAAP, Statement of Financial Accounting Standards, or SFAS, No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” provides that such available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, to be excluded from earnings and reported as a separate component of comprehensive income. Unrealized gains and losses represent the net change in fair value of investments classified as available-for-sale. Declines in the value of available-for-sale securities judged to be other than temporary are recognized in the statement of operations.

Upon the retroactive application of IAS 39, previously reported reconciling differences between IFRS and U.S. GAAP with respect to accounting for available-for-sale investments have been reversed and no longer exist.

Pension expense and obligations

We made certain payments to employees on retirement. These obligations were substantially similar to those typically existing under a defined benefit pension scheme.

IAS No. 19, “Employee Benefits,” was issued by the International Accounting Standards Board in order to revise existing standards relating to retirement benefits costs, and became effective for financial statements beginning on or after January 1, 1999. In accordance with U.S. GAAP, similar issues are covered by SFAS No. 87, “Employer’s Accounting for Pensions.” Under both standards, pension expense is based on a specified methodology that includes a designated actuarial approach and incorporates the concepts of accrual accounting. Pension expense is reflected in the consolidated statement of income systematically over the working lives of employees covered by the plan. Plan amendments (including initiation of a plan) often include provisions that grant increased benefits based on services rendered in prior periods. Because plan amendments are granted with the expectation that the employer would realize economic benefits in future periods, SFAS No. 87 does not require the cost of providing such retroactive benefits (that is, prior service cost) to be included in net periodic pension cost entirely in the year of the amendment. SFAS No. 87 provides for recognition of prior service cost during the future service periods of employees who are expected to receive benefits under the plan.

In accordance with IAS 19, prior service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested (i.e., no longer conditional on future employment). To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an enterprise should recognize prior service cost immediately.

Prior service cost with respect to a defined benefit plan relating to certain payments to employees on retirement has been fully recognized in IFRS accounts. In our U.S. GAAP accounts, unrecognized transition amounts were amortized over 10 years. Because the above plan was curtailed and settled in full as of December 31 2003, we recognized a loss of RUR 30 million in our U.S. GAAP accounts with respect to the unamortized portion of prior service cost as of that date.

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

In 2003, these investments were sold. The loss of RUR 59 million reported in the reconciliation of net income and shareholders’ equity for 2003 represents the reversal of the difference in accounting for these investments under IFRS and U.S. GAAP reported in prior periods.

Before IFRS No. 3 “Business Combinations” was adopted, we amortized goodwill acquired in business combinations. As described in Note 9 to the accompanying consolidated financial statements, during 2002, we acquired 14.9% of voting stock of Golden Telecom, Inc. In the opinion of management, we exercised significant influence over financial and operating policies of Golden Telecom. In accordance with IAS No. 28, “Accounting for Investments in Associates,” we amortized the equity method goodwill related to our investment in Golden Telecom over its estimated useful life of eight years. During 2004 and 2003, the equity method goodwill related to our investment in Golden Telecom recognized in our IFRS accounts amounted to RUR 135 million and RUR 95 million, respectively.

Effective January 1, 2005, IFRS No. 3 “Business Combinations” prohibited the amortization of goodwill and required the testing of its impairment annually.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized and is subject to annual impairment tests in accordance with SFAS No. 142. We performed the annual impairment test in respect to recoverability of the carrying amount of goodwill at December 31, 2005 and 2004 by comparing the fair value to the carrying amount for both IFRS and U.S. GAAP purposes. Except for goodwill in connection with our acquisition of GlobalTel, fair value exceeded the carrying amount and we did not recognize any impairment loss.

During 2002, we sold our 50% interest in EDN Sovintel to Golden Telecom in exchange for a cash payment of U.S.$10 million, a no-interest bearing U.S.$46 million promissory note and 14.9% of the then outstanding ordinary shares of Golden Telecom.

In connection with this transaction, we recognized a gain of RUR 1,733 million in our IFRS accounts, which represented the difference between the fair value of the total consideration received and the carrying amount of the investment in EDN Sovintel as of the date of the sale, net of direct costs associated with the transaction. Before the sale to Golden Telecom, we accounted for our investment in EDN Sovintel using the equity method.

In our U.S. GAAP accounts, we recognized a gain of RUR 1,730 million in accordance with the requirements of Emerging Issues Task Force Issue No. 01-02, “Interpretations of APB 29.” The difference of RUR 3 million between the amount of gain recognized under IFRS and U.S. GAAP pertains to a portion of the gain represented by the economic interest retained by us.

In our IFRS accounts during 2002, we recorded a partial reversal of an impairment loss of RUR 55 million recognized in 2001 in connection with our investment in MCC, which is accounted for using the equity method. This partial reversal of an impairment loss was due to certain changes in management’s estimates, and was in accordance with the provisions of IAS No. 36, “Impairment of Assets.” U.S. GAAP prohibits reversals of previously recognized impairment losses. In 2003, the investment in MCC was sold. Accordingly, all differences in accounting for this investment under IFRS and U.S. GAAP reported in prior periods was reversed in 2003.

Accounting for acquisition of GlobalTel

As described in Note 6 to the accompanying consolidated financial statements, we obtained control over GlobalTel in 2005, and accounted for it using the purchase method, in accordance with the provisions of IFRS No. 3 “Business Combinations.” We recognized our share in the accumulated deficit of GlobalTel in the amount of RUR 826 million directly in equity.

For U.S. GAAP purposes, we consolidated GlobalTel on April 25, 2005 in accordance with provisions of EITF 96-16 “Investor’s Accounting for an Investee when the Investor has a Majority of the Voting Interest but the Minority has Certain Approval or Veto Rights” by changing the presentation of the majority-owned investment in the consolidated financial statements that was previously reported as a single-line investment in associates accounted for by the equity method. Upon consolidation, we recorded the assets and liabilities of GlobalTel at their carrying values as of that date in the consolidated balance sheet and suspended prior years equity method losses, including those attributable to the minority shareholder. In the amount of RUR 826 million as the cumulative effect adjustment in our consolidated income statement for the year ended December 31, 2005.

New accounting pronouncements

International Financial Reporting Standards

During 2004 and 2005, the IASB published several revised International Accounting Standards, issued several new International Financial Reporting Standards and gave notice of the withdrawal of one International Accounting Standard. Most of these revised and new standards will apply to accounting periods commencing on or after January 1, 2006. The new pronouncements are the following:

•  IAS No. 19 (amended 2004), “Employee Benefits,”

•  IAS No. 39 (amended 2005), “Financial Instruments: Recognition and Measurement,”

•  IFRS No. 6 “Exploration for and Evaluation of Mineral Resources,”

•  IFRS No. 7 “Financial Instruments: Disclosures,”

•  IFRIC No. 4 “Determining whether an Arrangement contains a lease,” and

•  IFRIC No. 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.”

We expect that the adoption of the pronouncements listed above will have no significant impact on our results of operations, financial position and cash flows in the period of initial application.

The three new Interpretations developed by the International Financial Reporting Interpretations Committee, IFRIC No. 6 “Liabilities Arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment,” IFRIC No. 7 “Applying the Restatement Approach under IAS 29 “Financial Reporting in Hyperinflationary Economies” and IFRIC No. 8 “Scope of IFRS 2” are to be applied starting from December 1 2005, March 1, 2006 and May 1, 2006, respectively. The adoption of these interpretations is not expected to have a material impact on our results of operations, financial position and cash flows.

U.S. GAAP

During 2004 and 2005, several new standards, interpretations and revisions to already existing standards were issued.

We are currently evaluating the impact of the following new or revised standards and interpretations on our results of operations, financial position and cash flows and are in process of developing an implementation strategy:

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—A replacement of APB Opinion No. 20” and SFAS No. 30. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and applies to all voluntary changes in accounting principles and changes the requirements in accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. We expect to adopt SFAS No. 154 beginning January 1, 2006. The impact of adopting SFAS No. 154 cannot be accurately estimated at the date of this annual report as no such accounting changes are currently contemplated.

B.   Liquidity and Capital Resources

Our principal sources of funds historically have been cash flows from our operating activities and vendor financing arrangements related to capital expenditures. Our operating activities generated net cash of RUR 10,943 million in 2005 and RUR 7,754 million in 2004. Certain of our vendor financing arrangements were secured by property, plant and equipment. As of December 31, 2005, approximately 10% of our total property, plant and equipment were pledged to secure such financing.

We expect to continue financing a significant portion of our capital expenditures from internal sources, such as cash from operations, and to raise the remaining amounts through external sources, including bank financing. There can be no assurance, however, that such external financing will be available to us on commercially acceptable terms.

Management believes that cash flows generated from operations in 2006 and 2007 will be sufficient to finance our working capital needs and to repay our existing obligations as they become due.

Our outstanding indebtedness, including loans related to vendor financing and credit agreements, increased by RUR 2,821 million, or 96%, to RUR 5,764 million as of December 31, 2005 from RUR 2,943 million as of December 31, 2004. Of our outstanding indebtedness as of December 31, 2005, RUR 2,532 million was due within one year, RUR 2,272 million was due between one and five years and RUR 960 million was due in more than five years.

As of December 31, 2005 and 2004, all of our interest bearing loans were denominated in foreign currencies. The amount available for drawing under our credit agreements as of December 31, 2005 was JPY 562.96 million and U.S.$1.56 million (totaling RUR 183 million). Of the total foreign currency denominated borrowings:

•       93% were denominated in U.S. dollars,

•       3% were denominated in Japanese yen, and

•       4% were denominated in euros.

Between January 1, 2006 and June 30, 2006, the Russian ruble increased in value as compared to the U.S. dollar by 5.9%, increased in value as compared to the Japanese yen by approximately 5.3%, and increased as compared to the euro by 0.6%, and this has decreased the ruble carrying value of our foreign currency borrowings by approximately RUR 308 million or approximately 5.7% of our total debt. However, any devaluation would both increase our effective cost of borrowing and make it more difficult to incur additional indebtedness and repay or re-finance existing indebtedness.

The weighted average interest rate of our loans was 5.4%, 6.1% and 6.3% for the years ended December 31, 2005, 2004 and 2003, respectively. We do not use any financial instruments to hedge against our exposure to fluctuations in interest and foreign exchange rates.

The maturity profile of our interest bearing loans and vendor financing, their currency and the interest rate structure is set forth in Notes 17 and 18 to the consolidated financial statements. The summarized maturity profile of our interest bearing loans and other borrowings as of December 31, 2005 is presented below (in RUR million):

Maturity	December 31, 2005
Current portion of interest bearing loans and borrowings	2,532
Between one to two years	621
Between two to three years	587
Between three to four years	544
Between four to five years	520
More than five years	960
Non-current portion of interest bearing loans	3,232
Total interest bearing loans and vendor financing	5,764

Liquidity

As of December 31, 2005 and 2004, we had total cash and cash equivalents of RUR 2,398 million and RUR 1,255 million, respectively. In addition, as of December 31, 2005, we had short-term investments of RUR 12,238 million. As of December 31, 2005, we had unused availability under our credit facilities to draw another RUR 183 million.

For details of external financing see Notes 17 and 18 to the consolidated financial statements.

As of December 31, 2005, we had working capital of RUR 13,532 million compared to working capital of RUR 9,474 million as of December 31, 2004. The increase in working capital was primarily attributable to the large increase in short-term investments. Our short-term investments were primarily comprised of liquid bills of exchange and short-term deposits. We invest temporarily available funds in liquid bills of exchange issued by various Russian companies maturing within 12 months after the balance sheet date or with no fixed maturity, which we typically plan to sell or settle during the following year. See Note 12 to the consolidated financial statements.

Loans and Borrowings

We made significant investments in the development of our telecommunications network during the 1990s. These investments were largely financed through a number of credit arrangements we entered into with third parties. We decreased the current portion of our external indebtedness in 2005, in particular, through the repayment of a U.S.$40.8 million credit agreement entered into with Sumimoto Corporation in March 1997. We repaid this loan in full in 2005.

As of December 31, 2005, the total amount of interest bearing loans outstanding was RUR 4,083 million compared with RUR 1,884 million as of December 31, 2004. The primary reason for the large increase was due to the fact that we entered into a U.S.$100.0 million loan agreement with Vnesheconombank and CSFB. For more information, see “—U.S. Dollar-Denominated Loans” below.

Under the existing loan agreement with Vnesheconombank and CSFB, certain financial covenants apply to our RAS financial statements. For example, we shall ensure that at all times: (i) the ratio of the aggregate of short-term liabilities and long-term liabilities to equity shall not exceed 0.7 to 1; (ii) the ratio of the aggregate of short-term liabilities, long-term liabilities and off-balance sheet liabilities to equity shall not exceed 0.8 to 1; and (iii) any aggregate reduction in net assets during any three-month period shall not exceed 10% of the aggregate amount of net assets on the first day of that three-month period. In addition, we shall ensure that on each March 31, June 30, September 30 and December 31 of each year: (i) the ratio of the aggregate of short-term liabilities, long-term liabilities and off-balance sheet liabilities to operational income for the three-month period leading up to the established dates (but not including operational income for precedent quarter or quarters of the same financial year) shall not exceed 17 to 1; (ii) the ratio of operational income to interest payable shall be at least 5 to 1; and (iii) commencing on January 1, 2007, any aggregate reduction in income before taxes during any six-month period shall not exceed 10% of the aggregate amount of income before taxes for the corresponding six month period in the previous financial year. As of the date of this annual report, we are in compliance with each of these covenants and have no reason to expect non-compliance in the near future.

We do not utilize financial instruments to hedge against our exposure to fluctuations in interest and foreign exchange rates.

U.S. Dollar Denominated Loans

•       We issued promissory notes in the amount of U.S.$98.57 million to Alfa-bank in 2003 in connection with the restructuring of our JPY debt to Vnesheconombank. The promissory notes to Alfa-Bank are repayable within 36 months in six semi-annual installments, beginning from December 2003, and bear interest of 5.94% per annum. As of December 31, 2005, the outstanding amount of the loan was U.S.$15.24 million (RUR 439 million). See “Item 10. Additional Information—C. Material Contracts—Restructuring of Our Obligations to Vnesheconombank” and Note 18 to the consolidated financial statements for additional information.

•       We entered into a U.S.$2.66 million credit agreement with the Japanese Bank for International Cooperation (JBIC) in March 2004 to finance the purchase of equipment for the reconstruction of the Tyumen-Surgut microwave line. The maximum amount of the credit line is U.S.$2.66 million, of which U.S.$1.60 million (Tranche A) is provided by JBIC and U.S.$1.06 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 4.67% and LIBOR plus 0.55%, respectively. The loan is repayable in semi-annual installments up to October 2008. As of December 31, 2005, the outstanding amount of the loan was U.S.$1.99 million (RUR 57 million).

•       We entered into a U.S.$7.85 million credit agreement, of which U.S.$4.71 (Tranche A) is provided by Japanese Bank for International Cooperation (JBIC) and U.S.$3.14 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. The credit agreement was entered into in July 2005 to finance capital construction projects. Tranche A and Tranche B bear interest of 6.29% and six months LIBOR plus 0.5%, respectively. The loan is repayable in semi-annual installments up to November 2010. As of December 31, 2005, the outstanding amount of the loan was U.S.$6.96 million (RUR 201 million).

•       We entered into a U.S.$100.0 million loan agreement, of which U.S.$99.0 million is provided by Vnesheconombank and U.S.$1.0 million is provided by CSFB. The loan was entered into in December for general corporate purposes and is secured by our existing telecommunications equipment. The loan is repayable in six equal annual installments payable from 2007 to 2012. The interest rate is six-months LIBOR plus 3.25%. As of December 31, 2005, the outstanding amount of the loan was U.S.$100.0 million (RUR 2,878 million).

•       Our consolidated subsidiary, GlobalTel, entered into three loan agreements for a total amount of U.S.$7.0 million (RUR 201 million) on a credit agreement between GlobalTel and Loral Space and Communications Corporation, or Loral. GlobalTel is in default in respect of these loans and a penalty in the amount of RUR 36 million is included in the outstanding balance. As no waiver has been obtained from Loral, these loans are classified as current in the accompanying consolidated balance sheet as of December 31, 2005. The loans do not provide for any collateral.

Japanese Yen Denominated Loans

•       We entered into a credit facility with Vneshtorgbank for a maximum amount of JPY 880.13 million open through February 25, 2005. The facility bears annual interest of 5.75%. To secure the debt, we pledged the telecommunication equipment purchased with the credit line proceeds. The final payment date on this credit line is to be not later than February 26, 2007. As of December 31, 2005, the amount outstanding under this facility was JPY 377.18 million (RUR 92 million).

•       We entered into a credit facility with Vneshtorgbank for a maximum amount of JPY 105 million open through February 25, 2005. The facility bears annual interest of 5.75%. To secure the debt, we pledged the telecommunication equipment purchased with the credit line proceeds. The final payment date on this credit line is to be not later than February 26, 2007. As of December 31, 2005, the outstanding amount of the loan, including interest, was JPY 44.99 million (RUR 11 million).

Euro Denominated Loans

•       We entered into a credit facility with ING BHF-BANK in April 2004 for a credit line of up to EUR 7 million, payable up to 2009 in equal semi-annual installments and bearing interest of EURIBOR plus 0.875% per annum. The loan was taken for the purchase of equipment to be used in the re-construction of the Novosibirsk to Khabarovsk FOL. As of December 31, 2005, the outstanding amount of the loan was EUR 4.92 million (RUR 168 million).

Vendor Financing Payable

As of December 31, 2005, we had the following outstanding vendor financing payable:

•       RUR 1,289 million payable by GlobalTel to Globalstar L.P. for the purchase of three gateways and associated equipment and services. For additional information, see Note 7 to the consolidated financial statements. Globalstar L.P. has a lien over this equipment until the liability is paid in full. The initial vendor financing repayment schedule denominated in U.S. dollars was as follows:

Millions of rubles
Payable in 2004	462
Payable in 2005	201
Payable in 2006	201
Payable in 2007	201
Payable in 2008	117
Total	1,182

             GlobalTel is in default with respect to payments due in 2004 and 2005 and has not obtained a waiver from Globalstar L.P. As a result, we classified the total balance of RUR 1,182 million as current in the consolidated balance sheet as of December 31, 2005. A penalty interest in the amount of RUR 107 million accrued for each day of delay at the rate of 10% per annum, and is included in the vendor financing payable. As of December 31, 2005, Globalstar L.P. or its legitimate successors have not demanded immediate repayment of the defaulted vendor financing and loans. We believe that if immediate repayment of this amount was demanded, we would be able to pay such amount and it would not have a material adverse effect on our business, financial condition and results of operations.

•       RUR 388 million of promissory notes issued by us to IBM Corporation in connection with the implementation of the new billing system. The promissory notes bear interest at the rate of 6% per annum.

Cash Flows

A summary of our cash flows is presented below (in RUR million):

	Year ended December 31,
	2005	2004	2003
Net cash provided by operating activities	10,943	7,754	2,075
Net cash used in investing activities	(10,109)	(6,053)	(6,640)
Including purchase of property, plant and equipment	(7,788)	(4,502)	(3,328)
Net cash provided by (used in) financing activities	308	(2,967)	3,486

Net cash provided by operating activities amounted to RUR 10,943 million in 2005 as compared to RUR 7,754 million in 2004. The principal reason for the increase in positive operations cash flow was the increase in our sales and operating income before depreciation and impairment, as well as an increase in interest received.

Net cash used in investing activities during 2005 increased by RUR 4,056 million, or 67%, compared to 2004, primarily due to a 73% increase in our 2005 capital expenditures to RUR 7,788 million, compared to RUR 4,502 million in 2004.

Net cash used in financing activities amounted to RUR 308 million in 2005, compared to net cash provided by financing activities in 2004, which amounted to RUR (2,967) million, primarily due to the drawdown of a U.S. dollar-denominated loan in December 2005.

Restrictions on Dividend Distribution

Russian legislation identifies the limit for dividend distributions as the amount of retained earnings as set forth in our statutory accounts and as mandated by the statutory accounting rules. Our statutory retained earnings as of December 31, 2005 amounted to RUR 28,972 million.

Although the Joint Stock Companies Law amended in 2002 allows quarterly dividend payments, we have thus far declared annual dividends only. See “Item 10. Additional Information—B. Description of Charter Capital and Certain Requirements of Russian Legislation—Dividends.”

Capital Expenditures

Our capital expenditure program, approved by the Board of Directors, projects capital expenditures of approximately RUR 10,172 million for the year ending December 31, 2006, compared to actual capital expenditures of RUR 7,944 million in 2005, which is expected to be funded by cash from operations and external financing.  For additional information regarding our capital expenditures and the major projects we will undertake in 2006 and subsequent years, see “Item 4. Information on the Company—A. History and Development—Investment Policy Highlights—Capital Expenditures—Main directions of development in 2006 and beyond.”

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

Our credit rating as of the date of this annual report is as follows:

Rating Agency	Long-Term Debt Rating	Outlook/Watch
Standard & Poor’s(1)	BB-	Stable

(1)                Rated on March 28, 2006.

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

•       to expand the capacity of our existing telecommunications network and to ensure improved quality of the telecommunications services provided; and

•       to develop data transfer facilities and control systems in order to increase the range of services provided and allow subscribers to manage the network functions of data transfer independently.

We did not incur any research and development expenses for the years ended December 31, 2005 and 2004. Our research and development expenses amounted to RUR 65 million for the year ended December 31, 2003.

Trademarks

On April 10, 1995, we registered our trademark with Rospatent, a government register of patents and trademarks:

As a result of our merger with MMT, we also obtained the following trademark registered by MMT in 2000:

Licenses

Substantially all of our revenues are derived from operations conducted pursuant to licenses. These licenses have scheduled expiration dates ranging from 2006 to 2013. We have no reason to believe that the licenses will not be renewed or that any license will be suspended or terminated.

The following table summarizes the terms of our principal telecommunications licenses:

License Number	Types of Services	Territory	Date Issued	Expiration Date
29777	DLD and ILD Communications	Russian Federation	December 11, 2003	December 11, 2013
29778	Channel Leasing	Russian Federation	December 11, 2003	December 11, 2013
36738	Local Telephone Communications (except via Payphones and Public Call Offices)	6 republics and 35 regions of the Russian Federation	November 1, 2005	November 1, 2010
36739	Local Telephone Communications via Public Call Offices	Moscow, Lyubertsy and the Mosscow region	November 1, 2005	November 1, 2010
36740	Local Telephone Communications via Payphones	Moscow, Lyubertsy and the Moscow region	November 1, 2005	November 1, 2010
32898	Intra-regional Telephone Communications	Moscow and the Moscow region	July 15, 2005	July 15, 2010
31540	TV and Radio Broadcasting	34 regions of the Russian Federation	May 10, 2005	June 17, 2009
3226	Telematic Services	Russian Federation	May 15, 1997	May 15, 2007
3227	Data Transmission Services	Russian Federation	May 15, 1997	May 15, 2007
27895	Telegraph Communication Services	Russian Federation	September 05, 2003	September 05, 2008
3136	Cellular Telecommunications Services in the 900MHz Bandwidth	Novosibirsk Region	August 16, 1996	October 1, 2006
3137	Cellular Telecommunications Services in the 900MHz Bandwidth	Khabarovsk Region	August 16, 1996	October 1, 2006
3138	Cellular Telecommunications Services in the 900MHz Bandwidth	Amur Region	August 16, 1996	October 1, 2006

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

Pursuant to License No. 36738, we are authorized to provide customers with local telecommunications services, except for the services provided via payphones and public call offices. Under the license, we are required to provide subscribers with permanent access to our network; local calls via fixed-line telephone networks with local phone numbers provided, as well as local voice, fax and data communications; access to PSTN, except mobile networks; access to information & request services; and free 24-hour access to emergency services.

Pursuant to License No. 36739, we are authorized to provide customers with local telecommunications services via public call offices. Under the license, we are required to provide subscribers with local voice calls via fixed-line telephone networks; access to PSTN, except mobile networks; access to information & request services; and free 24-hour access to emergency services.

Pursuant to License No. 36740, we are authorized to provide customers with local telecommunications services via payphones. Under the license, we are required to provide subscribers with local voice calls via fixed-line telephone networks; access to PSTN, except mobile networks; access to information & request services; and free 24-hour access to emergency services.

Pursuant to License No. 32898, we are authorized to provide customers with intra-regional telecommunications services. Under the license, we are required to provide subscribers with intra-regional calls via fixed-line telephone networks with local phone numbers provided, as well as local voice, fax and data communications; access to PSTN, except mobile networks; and access to information & request services.

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

Under the terms of our licenses, except in the case of local telephone communications services, we may refuse to provide all other types of our services to customers where: (i) the provision of such services may endanger the national security and defense system; (ii) the provision of such services is precluded by any physical, topographical or other natural circumstance; (iii) the customer does not agree with the terms and conditions on which such services are provided or does not make timely payments for the services; and (iv) the customer uses or intends to use the communications equipment for unlawful purposes or uses communications channels, trunks and equipment in violation of the technical rules of the suggested services under our licenses or uses equipment which is not certified by the Ministry of Informatization and Communications.

D.   Trend information

While planning our future activity, we rely on the existing trends within the telecommunications industry in Russia while also endeavoring to take into account the possibility of future structural and regulatory changes resulting from the introduction of the new DLD/ILD regulatory regime.

In 2005, we strengthened our competitive position in the regional and international long-distance segments, and also delivered significantly increased revenues from advanced new services. This was achieved as a result of our continued network expansion and modernization programs and active promotion of our services.

In 2005, we continued our active cooperation with the Russian incumbent and alternative operators in order to improve our relationship with these operators and to increase the volume of DLD and outgoing ILD traffic. As a result, DLD traffic generated by Russian operators increased in 2005 by 7%, and outgoing ILD traffic increased by 21%.

We continued to decrease the settlement rates imposed on international operators for the termination of incoming traffic in 2005 in order to bring the rates closer to a competitive market level. This, in turn, resulted in a double-digit increase of incoming international traffic and in the stabilization of our revenue stream generated from international operators. We expect continued growth in the level of incoming international traffic in 2006.

In the Moscow end-user market, we focused our efforts on improving the quality and efficiency of our services in 2005. Increasing competition from alternative operators, however, resulted in a 10% decrease in outgoing ILD traffic volume from subscribers and a 4% decrease in DLD traffic volume. Our revenues derived from DLD/ILD calls generated by Moscow subscribers in 2005 decreased by 3.4%.

We continued the development of our modern flexible multiplexer network with the aim of increasing our revenues from the leasing of digital channels to subscribers and Russian operators. In addition, we continue to actively promote our Europe-Asian traffic transit services in the international market. As a result of these activities, our revenues for leased lines services in 2005 increased by 30% and we expect this growth to continue in 2006.

In addition to the active promotion of our Intelligent Network services, we continued to develop new value-added services and to modernize our own Intelligent Network platform in 2005, which resulted in a 228.2% increase in our revenues from intelligent services. In 2006-2007, we plan to develop a number of new services aimed primarily at corporate clients. We believe that by broadening our range of services we can substantially increase our revenues from these customers. We expect that the growth in revenues from value-added services will continue in 2006.

In anticipation of substantial heightened demand for data transmission services in the near future, we began working on a project to develop our IP/MPLS network in 2005, and started offering Internet, IP VPN and VoIP services to operators and corporate clients. In 2006, we plan to further develop our data network, which will allow us to expand our range of services and increase our revenues generated from such services.

In 2006, we plan to continue operating in all of our existing business segments and to increase our activities in new telecommunications services markets. For instance, we are currently considering entering the broadband Internet service market, which would in the long term allow us to offer “triple play” services, including voice, broadband Internet and digital video to our customers.

Reform of the Russian telecommunications industry began with the introduction of the Communications Law in 2004, and has intensified as implementing regulations have been enacted thereunder. In particular, several regulations were enacted in 2005 and 2006 that directly impact the DLD/ILD telecommunications services market in Russia and are ultimately expected to lead to the restructuring and liberalization of this market. Most significantly, regulations enacted in 2005 pursuant to the Communications Law allow telecommunications operators to apply for DLD/ILD telecommunications services licenses and radically restructured our relationships with IRCs, local operators and subscribers.

Our future operations may be substantially impacted by the regulatory reforms that have been enacted with respect to the DLD/ILD telecommunications services market. As of January 1, 2006, we fundamentally changed the way we operate and began providing long-distance services to end users in all the regions of Russia through the network infrastructure of local operators. In addition to intensifying the competition in the DLD/ILD services market, we expect that liberalization of the telecommunications industry will create new opportunities for the development of our business and access to new markets. Still, certain gaps remain in the new legislative framework and, as a result, it is unclear to what extent the regulatory regime will ultimately impact our business, financial condition and results of operations.

The liberalization of Russia’s long-distance market, as well as developmental trends in the telecommunications industry, require that we adopt a range of measures to minimize the adverse consequences of DLD/ILD market liberalization and develop new business lines. We believe that the work carried out by us in 2005 and 2006 will allow us to enhance our overall competitiveness. For example, in 2006, we started implementing a program to establish Customer Care Centers, or CCCs, in major Russian cities. At the CCCs, customers can make payments for telecommunications services, enter into agreements with us or receive individual consultations from our customer-care professionals. Thus far, we have opened 21 CCCs and by the summer 2006, we plan to open an additional 23 centers to provide high-quality customer service throughout Russia. In 2005, we also began work on a project to create our own billing system, which will cover all of Russia, and started an active advertising campaign aimed at increasing brand awareness and promoting customer loyalty. We believe that these steps will enable us to minimize some of the adverse consequences of DLD/ILD market liberalization on us.

E.   Off-Balance Sheet Arrangements

As of December 31, 2005, we did not have any off-balance sheet arrangements.

F.   Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual principal maturities of our debt, including our current portion, and purchase obligations, each as of December 31, 2005. We expect to meet our contractual obligation payment requirements with cash flows from operations.

		Payments due by period (RUR in millions)
	Total	Prior to December 31, 2006	Prior to December 31, 2008	Prior to December 31, 2010	After December 31, 2011
Contractual obligations	4,185	3,929	154	48	54
Constructive obligations	172	49	72	39	12
Lease obligations	421	52	77	67	225
Vendor financing payable	1,677	1,677
Loans and borrowings	4,087	855	1,208	1,064	960
Interest payable	73	73	—	—	—
Total	10,615	6,635	1,511	1,218	1,251

We estimate our payments in 2006 under pension plans and interest payments on debt in amounts of RUR 96 million and RUR 337 million, respectively.

Item 6.   Directors, Senior Management and Employees

A.   Directors and Senior Management

We are governed by (i) our Board of Directors, (ii) our Management Boardand (iii) other executive officers not serving on the Management Board. Pursuant to our corporate documents, members of the Board of Directors are responsible for our strategic development while the Management Board is responsible for implementing such strategies and our overall management. There are no service contracts between us and members of our Board of Directors. There are no family relationships between any of the members of the Board of Directors and the Management Board members.

Board of Directors

As of the date of this annual report, the Board of Directors consisted of the following persons:

Name	Year of Birth
Vladimir N. Bobin	1968
Yevgeny A. Chechelnitsky	1973
Valery V. Degtyarev	1957
Alexander N. Kiselev(1)	1962
Sergey I. Kuznetsov	1953
Stanislav N. Panchenko	1945
Irina M. Ragozina	1950
Elena P. Selvich	1968
Natalia A. Terentyeva	1974
Valery N. Yashin	1941
Dmitry Ye. Yerokhin(2)	1950

(1)     Chairman of our Board of Directors.

(2)     Also our General Director and the Chairman of our Management Board.

Vladimir N. Bobin   has been a member of our Board of Directors since June 2006. Since February 2006, he has served as Deputy General Director of OJSC CIT Finance Investment. From 2001 to 2005, he held several management positions at OJSC Baltinvestbank (formerly OJSC Baltoneximbank), including Head of Customer Relations, Deputy Chairman of the Management Board and Chairman of the Management Board. Mr. Bobin graduated from the International Banking Institute in 1995 with a degree in Banking and from the St. Petersburg State University in 1996 with a degree in International Banking.

Yevgeny A. Chechelnitsky   has been a member of our Board of Directors since June 2005. Since 2004, he has served as Deputy Head of the Federal Service on Oversight in the Sector of Communications. From 2000 to 2004, he served as Deputy Head of the Department of Economic and Investment Policies of the Ministry of Information Technologies and Communications. He also serves as a member of the board of directors of OJSC Southern Telecommunications, OJCS Dalsvyaz, OJSC Uralsvyazinform, OJSC Giprosvyaz and OJSC Central Telegraph. Mr. Chechelnitsky graduated from the St. Petersburg State University of Economics and Finance in 1995 with a degree in Economics and Finance.

Valery V. Degtyarev   has been a member of our Board of Directors since June 2004. Since 2001, he has served as General Director of OJSC Professional TeleCommunications. Mr. Degtyarev also serves on the boards of directors of OJSC Professional TeleCommunications, OJSC Dalsvyaz, OJSC Volgatelecom, OJSC CenterTelecom and CJSC Radiotel. Mr. Degtyarev graduated from the Omsk Institute of Railway Transport with a degree in Engineering Science. In 2000, he graduated from the Department of Economics and National Economy Management of the St. Petersburg State University of Economics and Finance with a degree in Economics.

Alexander N. Kiselev   has been a member of our Board of Directors since June 2005. Since June 2006, Mr. Kiselev has served as the General Director and Chairman of the Management Board of Svyazinvest. From December 2004 to June 2006, he served as Undersecretary of the Minister for Information Technologies and Communications of the Russian Federation. From 2000 to 2004, he served as Deputy and then as First Deputy Minister for Information Technologies and Communications. Mr. Kiselev also serves as chairman of the board of directors of OJSC CB Svyaz-Bank and on the boards of directors of OJSC CenterTelecom and OJSC North-West Telecom. Mr. Kiselev graduated from the Eastern Studies Faculty of the St. Petersburg State University.

Sergey I. Kuznetsov   has been a member of our Board of Directors since June 2005. Since 2004, he has served as First Deputy General Director of Svyazinvest. From November 2003 to 2004, he served as General Director and chairman of the management board of OJSC North-West Telecom. From 2001 to November 2003, he held the position of our General Director and Chairman of our Management Board. From 1998 to 2001, Mr. Kuznetsov served as General Director of CJSC PeterStar, and from 1995 to 1998, he was the General Director of OJSC Telecominvest. He also serves as chairman of the boards of directors of OJSC Southern Telecommunications, OJSC Dalsvyaz, OJSC Sibirtelecom, OJSC Uralsvyazinform and OJSC Central Telegraph. Mr. Kuznetsov serves on the management board of Svyazinvest and on the boards of directors of OJSC CB Svyaz-Bank, OJSC Volgatelecom, OJSC CenterTelecom and OJSC Telecominvest. Mr. Kuznetsov graduated from North-West Polytechnic Institute and has studied business administration at Columbia University and Fuqua Business School at Duke University.

Stanislav N. Panchenko   has been a member of our Board of Directors since June 2006. From July 1997 to June 2004, he also served as a member of our Board of Directors. Since 1996, he has held the position of Deputy General Director member of the management board of Svyazinvest. From 1971 to 1996, he served in the Soviet and Russian militaries. Mr. Panchenko currently serves as chairman of the board of directors of OJSC Dagsvyazinform and as a member of the boards of directors of OJSC Southern Telecom Company and OJSC Central Telegraph. Mr. Panchenko graduated from Chelyabinsk Polytechnic Institute with a diploma in Electrical Engineering.

Irina M. Ragozina   has been a member of our Board of Directors since June 2002. Since 1999, she has served as Director of the Corporate Governance Department of Svyazinvest. From 1997 to 1999, she served as the Head of the Securities Service for Svyazinvest. Ms. Ragozina also serves as a member of the management board of Svyazinvest and as a member of the board of directors of OJSC North-West Telecom. Ms. Ragozina graduated from the Moscow Electric Engineering Institute of Communications with a diploma in Engineering and Economics.

Elena P. Selvich   has been a member of our Board of Directors since June 2006. Since September 2005, she has served as Director of the Finance Department of Svyazinvest. From 2003 to 2005, she served as Finance Director of CJSC Petersburg Transit Telecom and, from 1999 to 2003, as Deputy General Director on Economics and Finance of CJSC Best Ceramics. She also serves as a member of the management board of OJSC Uralsvyazinform. Ms. Selvich graduated from St. Petersburg University of Economics and Finance in 1998 with a degree in Economics.

Natalia A. Terentyeva   has been a member of our Board of Directors since June 2005. Since April 2006, she has served as Director of the Internal Audit Department in the representative office of CTC-Media, Inc. In 2005, she served as Risk Manager of OJSC Wimm-Bill-Dann Foods. From 2002 to 2004, she served as Financial Controller of CJSC TC Wimm-Bill-Dann. From 1998 to 2002, she worked in the audit department of KPMG. Ms. Terentyeva graduated from Plekhanov Russian Academy of Economics and also holds an ACCA certificate.

Valery N. Yashin   has been Chairman of our Board of Directors since November 2000. From 1993 to 1999, Mr. Yashin held the position of General Director of OJSC St. Petersburg Telephone Communications. From 1999 to June 2006, he served as the General Director and Chairman of the Management Board of Svyazinvest. Mr. Yashin also serves on the board of directors of OJSC MGTS and as chairman of the boards of directors of CJSC St. Petersburg Payphones, OJSC CenterTelecom, OJSC National Payphones Network and OJSC North-West Telecom. He is also chairman of the council of NPF Telecom-Soyuz, a council member of the non-profit partnership Center of Studies for Communications Development Problems, a member of the Management Board of the Russian Fund for History of Communications and a member of the board of directors of CJSC Football Club Zenit. Mr. Yashin graduated from the Leningrad Electric Engineering Institute of Communications with a diploma in Communications Engineering.

Dmitry Ye. Yerokhin   has been a member of our Board of Directors since June 2004 and has served as our General Director since November 2003. For additional information, see “—Management Board” below.

Management Board

As of the date of this annual report, our Management Board consisted of the following persons:

Name	Position	Year of Birth
Sergey L. Akopov	Deputy General Director—Administrative Director	1953
Konstantin V. Belyaev	Deputy General Director of Svyazinvest	1968
Andrey A. Gaiduk	Deputy General Director—Finance Director	1973
Eugeny V. Gerasimov	Deputy General Director—Director of the North-West branch	1965
Dmitry M. Gurevich	Deputy General Director—Director for Project Management	1971
Alexander I. Isaev	Deputy General Director—Director of MMT branch	1953
Roman A. Frolov	Chief Accountant	1976
Vladimir K. Mironov	Deputy General Director	1956
Galina V. Rysakova	Deputy General Director—Director for Organizational Development and HR	1967
Andrey A. Shlyapnikov	Deputy General Director for Business Development	1951
Dmitry V. Sigalov	Deputy General Director for Legal Affairs	1973
Vladimir V. Terekhov	First Deputy General Director	1958
Dmitry Ye. Yerokhin(1)	General Director, Chairman of the Management Board	1950

(1)     Also a member of our Board of Directors.

Sergey L. Akopov   has served as our Deputy General Director—Administrative Director since February 2003. From 1977 to 1998, Mr. Akopov served as a radio operator, and then as an economic manager, at the Baltic Shipping Company in St. Petersburg. He joined CJSC PeterStar in 2000. From April 2001, Mr. Akopov held the positions of manager, deputy administrative director and administrative director at CJSC Petersburg Transit Telecom. Mr. Akopov graduated from Leningrad Maritime School of the Ministry of Sea Fleet in 1977 with a radio technician degree.

Konstantin V. Belyaev   has served as our Management Board member since June 2005 and as Deputy General Director of Svayzinvest since April 2005. From June 15, 2003 to June 25, 2005, he served as a member of our Audit Commission. From March 2001 to April 2005, he served as the Chief Accountant of Svyazinvest. Prior to 2001, he was the Deputy Chief Accountant and then the Chief Accountant of OJSC Artelecom. Mr. Belyaev also serves as chairman of the audit commissions of OJSC CenterTelecom and OJSC SibirTelecom and as a member of the audit commission of OJSC MGTS. In addition, he serves as chairman of the board of directors of OJSC VolgaTelecom and as a member of the boards of directors of OJSC North-Western Telecom, OJSC Southern Telecom Company and OJSC Svyaz-Bank. Mr. Belyaev holds a degree from the All-Russian Distance Learning Institute of Finance and Economy.

Andrey A. Gaiduk   has served as our Deputy General Director—Finance Director since July 2004. Prior to joining us, Mr. Gaiduk held the position of Chairman of the Management Board of the Russian Industrial Bank since September 2002. From 1998 to 2002, he held several executive positions in the banking industry. He also serves as a member of the boards of directors of OJSC Svyaz-Bank, CJSC GlobalTel, OJSC RTComm.RU, OJSC MMTS-9, CJSC MTs NTT, and CJSC Globus Telecom. Mr. Gaiduk graduated from St. Petersburg University of Economics and Finance in 1995 with a degree in Finance.

Eugeny V. Gerasimov   has served as our Deputy General Director—Director of North-West branch since 2001. Since 1991, he has held several positions at the North-West branch, including Engineer, Chief Engineer, Deputy Head of the Production Department and First Deputy Head of the Territorial Unit No. 4. Mr. Gerasimov graduated from Leningrad Electrotechnical Institute of Communications named after Professor Bonch-Bruevich in 1987 with a degree in Radiocommunications and Broadcasting.

Dmitry M. Gurevich has served as our Deputy General Director—Director for Project Management since May 2003. Prior to joining us, Mr. Gurevich worked at joint venture enterprise AT&T St. Petersburg and the St. Petersburg branch of CJSC Lucent Technologies. Mr. Gurevich graduated with honors from Leningrad Electrotechnical Institute of Communications named after Professor Bonch-Bruevich in 1993 with a degree in Radio-engineering. He received an MBA from St. Petersburg International Institute of Management in 1997 and a Masters Certificate in project management from the George Washington University School of Business and Public Management in the United States.

Alexander I. Isaev has served as our Deputy General Director—Director of MMT branch since March 2006. Since 2001, he has held several management positions at Rostelecom, including Deputy General Director—Commercial Director and Deputy General Director—Government Relations Director. After resignation from military service in 1995 and prior to joining us, Mr. Isaev held managing positions at CJSC PeterStar and CJSC St. Petersburg Telecom. He also serves as a member of the board of directors of CJSC Globus Telecom. Mr. Isaev graduated from the Military Engineer Institute named after Mozhaisky in 1975.

Roman A. Frolov has served as our Chief Accountant since February 2006. Since 2002, he has held several senior positions at Rostelecom, including Tax Manager, Head of the Tax Department and Deputy Chief Accountant before being appointed Chief Accountant. Prior to joining us, he worked as an accountant at KPMG. Mr. Frolov graduated from the Russian Economy Academy named after Plekhanov in 1997 with a degree in Finance and Credit.

Vladimir K. Mironov has served as our Deputy General Director since March 2002. In 2001 to 2002, he served as the director for working conditions and security at CJSC PeterStar. Mr. Mironov graduated from Leningrad Institute of Railway Engineers in 1978 with a degree in Railway Electrification.

Galina V. Rysakova has served as our Deputy General Director—Director for Organizational Development and Human Resources since September 2003. From 1989 to 2001, Ms. Rysakova worked at OJSC International Airport Sheremetyevo, where she consecutively served as a Senior Engineer, Head of a Group within the Human Resources Department and Head of the Human Resources Department. In December 2001, she joined us as the Head of the Human Resources Department. She also serves as a member of the board of directors of CJSC IC Costars. Ms. Rysakova graduated from the law department of Moscow State University in 1999.

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

Andrey A. Shlyapnikov has served as our Deputy General Director for Business Development since June 2005. Prior to 2002, he held several positions with Equant, including Regional Manager and Head of the Representative Office in Novosibirsk. From 2002 to 2003, he served as general director of RTComm.RU. From December 2003 to June 2005, he served as our Deputy General Director for Quality Management. Mr. Shlyapnikov holds a degree from Novosibirsk Electrotechnical Institute of Communications. He also completed courses at the Duke University Fuqua School of Business and at Harvard University.

Vladimir V. Terekhov has served as our First Deputy General Director since November 2003. After serving in the armed forces, Mr. Terekhov joined CJSC PeterStar in 1994 as an engineer. He later occupied executive positions in CJSC PeterStar and CJSC Petersburg Transit Telecom. In April 2002, Mr. Terekhov was appointed as our Deputy General Director—Technical Director. Mr. Terekhov also serves on the boards of directors of CJSC Rustel, CJSC GlobalTel and OJSC RTComm.RU. Mr. Terekhov graduated from the Kiev Higher Military Engineering Communications School with a degree in Radiocommunications.

Dmitry Ye. Yerokhin has served as our General Director since November 2003 and as a member of our Board of Directors since June 2004. Since 1997, he has served as the head of our branch in Rostov-on-Don. From October 2001 to November 2003, he served as our First Deputy General Director. Mr. Yerokhin also serves as a member of the boards of directors of CJSC GlobalTel and CJSC Globus Telecom and as chairman of the board of directors of OJSC MMTS-9. Mr. Yerokhin graduated with honors from Dagestan Polytechnic Institute in 1977 with a degree as an engineer-radio equipment constructor. As of the date of this annual report, Mr. Yerokhin held 3,600 of our preferred shares.

B.   Compensation

The members of our Board of Directors and Management Board were paid a total of RUR 136.9 million by us for all services performed by them during the fiscal year ended December 31, 2005. This amount includes the annual salaries of the members of the Board of Directors and Management Board, as well as other compensation paid in accordance with the internal regulations of the Board of Directors and the Management Board. This amount also includes conditional and deferred salaries and compensations accrued for the year 2005, even if such salaries and compensations are payable at a later date.

Our directors do not receive salaries, bonuses or other payments from us unless they are also Management Board members. However, we pay fees to our directors in accordance with our internal Regulations on the Board of Directors, which fees are reflected in the table below.

The following table discloses the aggregate amounts of compensation and other amounts paid by us to each member of our Board of Directors for service during the year ended December 31, 2005 on an individual basis:

Name	Compensation
(RUR)
Stanislav P. Avdiyants(3)	3,603,351.55
Vadim Y. Belov(2)	1,446,046.73
Vladimir N. Bobin(4)	—
Yevgeny A. Chechelnitsky(5)	—
Valery V. Degtyarev	3,603,351.55
Grigory M. Finger(2)	1,446,046.73
Alexander N. Kiselev(5)	—
Sergey I. Kuznetsov	2,157,304.81
Stanislav N. Panchenko(2)	1,446,046.73
Victor A. Polischuk(2)	1,446,046.73
Irina M. Ragozina	3,603,351.55
Elena P. Selvich(4)	—
Mikhail V. Slipenchouk(3)	3,603,351.55
Vitaly A. Slizen(3)(5)	—
Natalia A. Terentyeva	2,157,304.81
Valery N. Yashin	4,684,357.00
Dmitry Ye. Yerokhin(1)	3,603,351.55

(1)                Also serves as a Management Board member. The compensation shown reflects amounts paid to the individual in his capacity as a member of the Board of Directors.

(2)                Ceased to be a member of the Board of Directors as of June 25, 2005.

(3)                Ceased to be a member of the Board of Directors on June 24, 2006.

(4)                Became a member of the Board of Directors on June 24, 2006, and, therefore, is not entitled to any compensation for 2005.

(5)                A member of the Board of Directors and state official, who shall perform his duties on a non-paid basis.

The following table discloses the aggregate amounts of compensation and other amounts paid by us to each member of our Management Board for service during the year ended December 31, 2005 on an individual basis:

Name	Position	Compensation as Management Board Member	Compensation as Company Employee
		(RUR)	(RUR)
Sergey L. Akopov	Deputy General Director—Administrative Director	1,869,383.98	4,580,705.78
Konstantin V. Belyaev	Deputy General Director of Svyazinvest	939,102.82	—
Andrey A. Gaiduk	Deputy General Director—Finance Director	1,896,383.98	5,394,399.50
Eugeny V. Gerasimov(3)	Deputy General Director—Director of the North-West branch	—	3,190,995.38
Dmitry M. Gurevich	Deputy General Director—Director for Project Management	1,896,383.98	4,729,818.71
Alexander I. Isaev	Deputy General Director—Director of MMT branch	615,290.48	4,350,919.97
Roman A. Frolov(3)	Chief Accountant	—	4,482,849.30
Vadim Y. Izotov(1)	Former Deputy General Director— Chief Information Officer	1,281,093.49	2,437,981.19
Igor A. Kalugin(2)	Former First Deputy General Director— Director of MMT branch	1,896,383.98	4,751,779.51
Alexander A. Lutsky(2)	Former Chief Accountant	1,896,383.98	6,242,658.00
Gioulnara Sh. Khasianova(1)	Former Deputy General Director— Commercial Director	370,986.46	26,268.04
Vladimir K. Mironov	Deputy General Director	1,896,383.98	5,077,498.78
Georgy A. Romsky(1)	Former Deputy General Director of Svyazinvest	370,986.46	—
Galina V. Rysakova	Deputy General Director—Director for Organizational Development and HR	1,896,383.98	5,169,354.67
Olga N. Rumyantseva(1)	Commercial Director	478,530.30	4,064,212.93
Andrey A. Shlyapnikov	Deputy General Director for Business Development	939,102.82	4,221,491.92
Dmitry V. Sigalov	Deputy General Director for Legal Affairs	1,896,383.98	5,681,080.36
Vladimir V. Terekhov	First Deputy General Director	1,896,383.98	5,872,099.95
Dmitry Ye. Yerokhin(4)	General Director	1,896,383.98	10,363,170.36

(1)                Ceased to be a Management Board member in 2005.

(2)                Ceased to be a Management Board member in 2006.

(3)                Became a Management Board member in 2006.

(4)                 Also serves as a member of the Board of Directors.

Currently, we do not have a bonus or profit-sharing plan with respect to members of our Board of Directors or the Management Board, nor do we have an employee stock option program. See “Item 6. Directors, Senior Management and Employees—D. Employees” for additional information on remuneration and pension benefits provided by us.

In accordance with the regulations of the FSFM, we are required to disclose information regarding the aggregate compensation of our directors and Management Board members. Such information is included in quarterly reports submitted by us to the FSFM and is available to shareholders and to the general public on our website.

C.   Board Practices

Board of Directors

In accordance with our charter, our Board of Directors, which consists of 11 members, is elected by cumulative voting at the shareholders’ meeting and remains in office until the next annual shareholders’ meeting (or extraordinary shareholders’ meeting if one is called for purposes of voting for Board membership). Directors may serve on the Board an unlimited number of times. The Board of Directors is responsible for our overall management, except matters reserved for the shareholders. See “Item 10. Additional Information—B. Description of Charter Capital and Certain Requirements of Russian Legislation—General Shareholders’ Meeting” for further information regarding the competence of the shareholders’ meetings. The members of our Board of Directors do not serve pursuant to a contract.

Pursuant to our charter, meetings of the Board of Directors must be held at least quarterly. During 2005, our Board of Directors held 18 meetings (including through in-person meetings and absentee voting).

Management Board

The Management Board is our collective executive body and, under the direction of the Chairman of the Management Board, is responsible for our day-to-day management. The composition of the Management Board is determined by the Board of Directors based on the recommendations of the General Director. The General Director serves as Chairman of the Management Board or, in his absence, the first deputy to the General Director or other person acting as General Director. The Management Board members are elected by the Board of Directors for a term of one year, and may be re-elected an unlimited number of times. Members of the Management Board serve pursuant to contracts executed on our behalf by the General Director.

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

The meetings of the Management Board may be held as often as necessary but not less frequently than once a month. During 2005, the Management Board held 25 meetings.

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

Board Committees

Audit Committee

The Audit Committee of the Board of Directors was established in December 2004 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of three independent directors, Natalia A. Terentyeva, Valery V. Degtyarev and Vladimir N. Bobin, and one non-independent, non-executive director, Elena P. Selvich, who has “observer” status without the power to vote on Audit Committee decisions. We have determined that our reliance on one non-independent director on the Audit Committee would not materially adversely affect the ability of the Audit Committee to act independently and satisfy its other requirements under the SEC rules.

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

Nomination and Remuneration Committee

The Nomination and Remuneration Committee of the Board of Directors was established in September 2003 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of three independent directors: Valery V. Degtyarev, Natalia A. Terentyeva and Vladimir N. Bobin, and one non-executive director, Irina M. Ragozina.

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

Strategic Planning Committee

The Strategic Planning Committee of the Board of Directors was established in September 2003 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of six members: Yevgeny A. Chechelnitsky, Sergey I. Kuznetsov, Vladmir N. Bobin, Valery V. Degtyarev, Dmitry Ye. Yerokhin and Andrey A. Gaiduk.

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

Audit Commission

The Audit Commission verifies the accuracy of our financial reporting under Russian law, generally supervises our financial activity and performs certain internal control functions. Pursuant to our charter, the Audit Commission is elected by the annual shareholders’ meeting (or, as applicable, an extraordinary shareholders’ meeting) for a term expiring on the date of the next annual shareholders’ meeting. Any shareholder or any other person nominated by shareholders may be a member of the Audit Commission provided that a member of the Audit Commission may not simultaneously be the General Director, a member of the Board of Directors, a member of the Management Board or a member of the Liquidation Commission. The Audit Commission elects its Chairman and Secretary. For the year ended December 31, 2005, we paid members of our Audit Commission a total of RUR 2,286,661.

Our current Audit Commission was elected on June 24, 2006, and is comprised of the following members.

Svetlana N. Bocharova.   Ms. Bocharova has served as an Audit Commission member since June 24, 2006. Since 2003, she has served as Head of Tax Division of the Accounting Department of Svyazinvest. Ms. Bocharova graduated from Moscow State University with a diploma in Law, and she also holds a Ph.D in Law.

Natalya S. Vorobyeva.   Ms. Vorobyeva has served as an Audit Commission member since June 24, 2006. Since 2005, she has served as Head of Division of the Economic and Tariff Policy Department of Svyazinvest. Ms. Vorobyeva graduated from the Moscow Electric Engineering Institute of Communications with a diploma in Economics and Management of Communications Enterprise.

Olga G. Koroleva.   Ms. Koroleva has served as an Audit Commission member since June 24, 2006. Since 2005, she has served as Chief Accountant of Svyazinvest. Ms. Koroleva graduated from Tomsk State University with a diploma in Economics, and she also holds a Ph.D. in Economics.

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

D.   Employees

The average number of employees on our payroll in the year 2005 was 23,815 (compared to 31,072 in 2002, 28,185 in 2003 and 25,561 in 2004). As of December 31, 2005, we employed 23,299 full-time employees (compared to 30,993 in 2002, 27,016 in 2003 and 25,285 in 2004).

As of December 31, 2005, we employed 15,296 specialists with a higher and secondary education. Of our total employees, 33% were aged below 40, 32% were aged 40 to 50 and 35% were aged over 50. The average monthly salary in 2005 was RUR 16,992, a 47.6% increase as compared to the average monthly salary in 2004.

As of December 31, 2005, the breakdown of employees according to our branches (or geographic location) was as follows:

Branch	Employees as of December 31, 2005
Central Branch (including Moscow branches)	9,198
North-West Branch	2,520
Volga Branch	2,449
Southern Branch	1,699
Ural Branch	1,525
Siberian Branch	3,200
Far East Branch	2,708

As of the date of this annual report, we had no overdue wage payments to our employees and our management believes that we are in compliance with all applicable labor laws. We have not experienced any significant work stoppages since our formation and our management believes that we have good relations with our employees.

In 2005, 7,032 employees were trained at foreign schools operated by manufacturers, at our educational centers or through training courses and seminars conducted by various colleges and universities in Russia. In addition, we cooperate with several colleges and universities to train and further educate specialists in the communications field. In 2005, we extended our “Management by Objectives” program to all our managers and key personnel, which was originally launched in May 2004 for top managers only. Our continuing education and personnel development plans for our employees, as well as promotion and compensation considerations are made annually based on year end results.

Approximately 50.5% of our employees are members of the Telecommunications Union of Russia. In accordance with a uniform collective bargaining agreement between us and the Central Committee of the Telecommunications Union of Russia, valid through 2008, all of our employees are guaranteed a minimum level of salaries and benefits, as well as acceptable working conditions.

Prior to January 1, 1997, we did not have pension liabilities other than those payable under Russian law to the Russian government to provide funds for pension plans administered by the state. On January 1, 1997, we adopted an additional non-state pension program for our employees, and, as described below, we currently have four non-state employee pension programs in effect. The programs are administered pursuant to an agreement with NPF Telecom-Soyuz (the assignee of Rostelecom-Garantiya, which serviced this program before 2003), a non-governmental pension fund. As of December 31, 2005, 7,395 of our former employees received non-state pensions.

The first plan, the Joint Participation Program, involves a fixed amount of contributions by us and a participating employee. Pension payments by us amount to RUR 100 per month for each participating employee provided that such employee’s monthly contribution is at least RUR 100. The pension is then disbursed to the participating employee upon his/her retirement, though an employee has the right to withdraw from the plan earlier and receive only the funds contributed by him/her. The right to participate in the program is available to full-time employees. As of December 31, 2005, 9,086 of our employees participated in this program.

The other three programs involve pension benefits to our employees which are accounted for as defined benefit plans.

•       Base pension program. The current amount of the base pension is RUR 903 per month; it is regularly adjusted in accordance with the state’s base pension amount.

•       Pensions to our former employees who became disabled due to an occupational accident. The amount of the pension is equal to the base pension.

•       Pensions to our managing employees. The amount of the pension under this program varies, depending on the manager’s position, from RUR 2,000 to RUR 30,000 per month.

The following table summarizes the components of net benefit expense recognized in the consolidated statement of income and the funded status and amounts for our benefit pension plans:

	2005	2004	2003
Opening defined benefit obligation	184	206	178
Net benefit expense (recognized in wages, salaries, other benefits and payroll taxes)
Interest cost on benefit obligation	13	16	14
Current service cost	17	15	17
Amortization of past service cost	40	31	29
Actuarial losses on obligation	(23)	(34)	13
Total net benefit expense	47	28	73
Benefits paid	(59)	(50)	(45)
Closing defined benefit obligation	172	184	206

The principal assumptions used in determining our pension benefit obligations are set forth below below:

	2005	2004	2003
Discount rate	7.7%	8.7%	9.2%
Employee turnover rate	8.4%	10.5%	10.5%
Expected average annual salary increases	6%	7%	7%
Future pension benefits increases	5.5%	5.5%	5.5%

Since 1995, we have provided medical insurance for employees and members of their families and accident insurance for all employees. We also contribute to the government social and medical insurance funds and pension fund.

E.   Share Ownership

Mr. Avdiyants was a member of our Board of Directors until June 24, 2006. As of the date of this annual report, he owned 1,100 of our ordinary shares (0.00015% of our outstanding ordinary shares) and 6,800 of our preferred shares (0.0028% of our outstanding preferred shares).

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

Item 7.   Major Shareholders and Related Party Transactions

A.   Major Shareholders

The only voting securities presently outstanding are our ordinary shares with a nominal value of RUR 0.0025 per share. The following table sets forth, as of June 29, 2006, information with respect to the ownership of the outstanding ordinary shares by (i) each person or entity that owns in excess of 5% of our ordinary shares and (ii) all members of our Management Board and Board of Directors as a group.

Person or Group	Number of Ordinary Shares Owned	%
Svyazinvest	369,244,907	50.67%
ING Bank (Eurasia) /ING DEPOSITARY ING Barings, as a nominee holder	58,288,427	8.00
National Depositary Center, a non-commercial partnership, as a nominee holder	273,263,928	37.50
Other holders in total	27,899,058	3.83
Out of them—members of the Management Board and the Board of Directors	0	0.00

Our ADSs, each representing six ordinary shares, are publicly traded on the New York Stock Exchange under the symbol “ROS.” Each ADS is evidenced by an ADR. JPMorgan Chase Bank, N.A. serves as the depositary for the sponsored ADR program, with ING Bank (Eurasia) serving as the custodian. As of June 29, 2006, 8,628,572 ADSs were outstanding, representing 7.1% of our outstanding ordinary shares.

As of the date of this annual report, we had a total of 728,696,320 ordinary shares issued and outstanding. As of May 5, 2006, the register of shareholders included 15 shareholders registered in the United States. They held 216,228 of our ordinary shares (0.0297% of all ordinary shares) and 5,800 preferred shares (0.0024% of all our preferred shares). Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial U.S. holders nor of the place of residence of such beneficial holders. Svyazinvest is our biggest shareholder, holding 50.67% of our ordinary shares. The Russian government owns a controlling stake of 75% minus one share of Svyazinvest.

The Russian government has exercised, and is likely to continue to exercise, significant influence over our operation, and the increased involvement of the government in our management and operations remains a possibility. Prior to April 1997, the Russian government directly owned 38% of our charter capital (i.e., ordinary and preferred shares), representing 50.67% of our voting shares. On July 27, 1997, the government transferred its ownership interest in us to Svyazinvest, the holding company established by the Ministry of Communications of the Russian Federation to consolidate the government’s majority interests in various telecommunications companies throughout Russia. On the same date, the Russian government also sold 25% plus one share of Svyazinvest at auction for approximately U.S.$1.87 billion to a newly formed independent investment consortium. The Minister of Information Technologies and Communications has indicated his support for selling the government’s stake in Svyazinvest by the first half of 2007. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Control of us by Svyazinvest and the Government of the Russian Federation” for a description of certain risks relating to our ownership structure and the potential change in control that would occur upon the government’s sale of its stake in Svyazinvest.

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

Other than in connection with the planned privatization of Svyazinvest, we are currently not aware of any existing arrangements that may cause a change of control over us.

B.   Related Party Transactions

See Note 29 to the consolidated financial statements.

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

•       In July 2005, we filed a claim in the Arbitrazh Court of the City of Moscow seeking the invalidation of a tax assessment for RUR 385,155,018, including RUR 320,962,515 of an additional VAT assessment and RUR 64,192,503 of penalties. In addition, on the basis of this tax assessment the tax authorities denied us a VAT reimbursement of RUR 78,013,248. On September 8, 2005, the court ruled that the additional VAT tax assessment of RUR 385,155,018 was invalid. The court also determined that we were entitled to a VAT reimbursement of RUR 18 and denied us the reimbursement of the rest of the VAT we sought. The tax authorities appealed this ruling to the Ninth Arbitrazh Appellate Court, which overruled the lower court’s decision in part and maintained the tax assessment in the amount of RUR 385,155,018. Disagreeing with the ruling, we filed an appeal with the Federal Arbitrazh Court of the Moscow District, which overruled the Ninth Arbitrazh Appellate Court’s decision concerning the VAT tax assessment and remanded the case for retrial. On June 13, 2006, the Ninth Arbitrazh Appellate Court reconsidered the matter and ruled in our favor.

•       In May 2006, as a result of a comprehensive tax inspection covering the fiscal year 2003, the Federal Tax Service of the Russian Federation assessed RUR 3,474 million of additional taxes, including fines and penalties. This assessment was based on an interpretation by the tax authorities of tax laws relating, in particular, to accounting for revenue from traffic transmission and certain VAT deductions. As we had similar transactions in 2004 and 2005, it is possible that the Federal Tax Service could assess additional taxes, fines and penalties on us for these years as well. Although we are not able to determine with any certainty the amount of potential tax liabilities for 2004 and 2005 in the absence of previous court rulings with respect to this matter, we believe that paying the tax assessment would not be in line with industry practice and intend to defend our position. Accordingly, we did not accrue any amounts related to this tax assessment as of December 31, 2005.

•       In April 2006, we filed a claim against First Channel in the Arbitrazh Court of the City of Moscow for the recovery of principal debt and penalty interest for communications services provided by us in the amount of RUR 33,215,351.75 under a contract dated January 1, 2003. A preliminary hearing was held on June 1, 2006, and the case was scheduled for trial on June 27, 2006.

As of the date of this annual report, there have been no court proceedings involving a member of our Board of Directors or a member of the Management Board, or one of our affiliates acting as an opposing party to us or our subsidiaries.

8.A.8   Policy on Dividend Distribution

The Joint Stock Companies Law provides that dividends on ordinary shares may be paid on a quarterly basis. Our charter provides that dividends may be paid on an annual basis (although the relevant provisions of the Joint Stock Companies Law prevail). Annual dividends are proposed by our Board of Directors, based on our year-end statutory accounting reports prepared in accordance with Russian Accounting Standards and are approved by the annual shareholders’ meeting, which is usually convened by the Board of Directors during the second quarter of each year. The right to receive dividends is attributable only to shareholders included in the register of shareholders as of the record date, which is May 5, 2006, for dividends in respect of 2005.

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

Our Dividend Policy is available in English on our corporate website at http://www.rt.ru/en. See also “Item 10. Additional Information—B. Description of Charter Capital and Certain Requirements of Russian Legislation” for a further description of our ordinary and preferred shares and the payment of dividends thereon.

B.   Significant Changes

The following significant changes have occurred relating to our investments in subsidiaries and associates since December 31, 2005, as well as to our share registrar and management team:

In February 2006, we sold our 10% interest in CJSC Telecross to CJSC Crosna-Invest, an unrelated party, for a cash payment of RUR 1.8 million.

In March 2006, our Board of Directors approved the new share registrar, United Registration Company, which merged with CJSC Registrar-Svyaz in December 2005, our existing share registrar at the time.

In March 2006, we sold our 90% interest in LLC RTC-Sibir to LLC Telemir, an unrelated party, for a cash payment of RUR 0.6 million.

In March 2006, we sold our 17% interest in LLC Artelecom-Service to LLC Artelecom-Service, for a cash payment of RUR 9.0 million.

In March 2006, members of our management team Alexander A. Lutsky and Igor A. Kalugin, who served as our Chief Accountant and the First Deputy General Director—Head of MMT branch, respectively,

resigned. Roman A. Frolov, the former Deputy Chief Accountant, and Alexander I. Isaev, the former Deputy General Director, replaced them.

In March 2006, members of our Management Board, Alexander A. Lutsky and Igor A. Kalugin resigned and, in their place, Roman A. Frolov and Eugeny V. Gerasimov, Deputy General Director—Head of North-West branch were elected to our Management Board.

In April 2006, we acquired a 74.57% stake in CJSC Globus-Telecom from CJSC Sinterra and OJSC RTC-Leasing for a cash payment of approximately RUR 1,102 million.

In April 2006, we also acquired a 100% stake in LLC TelecomCenter, which directly controls a 20.33% stake in CJSC Globus-Telecom, from LLC AVTEX for a cash payment of approximately RUR 280.5 million. As a result, we currently own directly and indirectly a 94.92% stake in CJSC Globus-Telecom.

In June 2006, we acquired a 99.99% stake in CJSC Zebra-Telecom from Starford Investments Company, Ltd. for a cash payment of approximately U.S.$12.0 million and a deferred payment of U.S.$1.5 million to be paid no later than September 15, 2006.

See Note 34 to our consolidated financial statements for additional information

Item 9.   The Offer and Listing

A.   Listing Details

The table below shows the high and low prices and the daily average trading volumes of turnover in U.S. dollars of our ordinary shares on the RTS for the periods set forth.

	Period	Highest price	Lowest price	Average volume
2001	Annual	1.15	0.45	521,403
2002	Annual	1.67	0.93	511,852
2003	Annual	2.24	1.12	414,710
2004	Annual	2.66	1.66	721,557
2005	Annual	3.28	1.70	982,648
2004	Quarter 1	2.46	2.09	583,315
	Quarter 2	2.66	1.91	1,060,027
	Quarter 3	2.23	1.76	557,124
	Quarter 4	2.48	1.66	668,251
2005	Quarter 1	2.26	1.70	1,268,220
	Quarter 2	2.34	1.97	678,093
	Quarter 3	2.66	2.01	1,339,645
	Quarter 4	3.28	2.02	778,057
	December	2.43	2.21	471,887
2006	Quarter 1	3.78	2.25	1,475,721
	January	2.46	2.25	559,964
	February	3.78	2.27	2,948,237
	March	3.50	2.99	870,009
	April	3.65	3.34	601,275
	May	4.08	2.93	649,447
	June (through June 29)	4.75	3.75	955,262

The table below shows the high and low prices and the daily average trading volumes of turnover in U.S. dollars of our ordinary shares on the MICEX for the periods set forth.

	Period	Highest price	Lowest price	Average volume
2001	Annual	1.15	0.45	1,768,179
2002	Annual	1.68	0.91	4,565,243
2003	Annual	2.24	1.11	11,889,805
2004	Annual	2.67	1.65	17,495,025
	Quarter 1	2.46	2.05	22,010,284
	Quarter 2	2.67	1.90	17,421,551
	Quarter 3	2.25	1.76	11,613,817
	Quarter 4	2.50	1.65	19,427,188
2005	Annual	2.67	1.69	24,309,120
	Quarter 1	2.26	1.69	26,236,063
	Quarter 2	2.35	1.96	19,541,979
	Quarter 3	2.67	1.98	31,773,173
	Quarter 4	2.62	2.02	21,109,928
	December	2.46	2.20	19,356,298
2006	Quarter 1	3.85	2.22	67,869,061
	January	2.47	2.22	22,282,955
	February	3.85	2.25	108,465,473
	March	3.54	2.98	65,962,055
	April	3.66	3.24	36,164,040
	May	4.11	2.89	40,633,605
	June (through June 29)	4.85	3.66	53,174,328

Since February 17, 1998, our ADSs have been listed on the New York Stock Exchange. The table below shows the high and low prices and the daily average trading volumes in U.S. dollars of our ADSs on the New York Stock Exchange for the periods set forth.

	Period	Highest price	Lowest price	Average volume
2001	Annual	6.86	2.72	99,986
2002	Annual	9.89	5.33	80,132
2003	Annual	13.2	6.59	636,255
2004	Annual	15.92	9.96	992,933
	Quarter 1	15.01	12.39	1,041,938
	Quarter 2	15.92	11.00	1,211,088
	Quarter 3	13.55	10.46	714,063
	Quarter 4	15.00	9.96	1,012,990
2005	Annual	16.10	10.10	1,092,059
	Quarter 1	13.30	10.10	1,753,980
	Quarter 2	14.06	11.71	470,711
	Quarter 3	16.10	12.00	1,044,492
	Quarter 4	15.80	11.95	1,077,618
	December	14.50	13.16	859,406
2006	Quarter 1	22.70	13.37	2,358 828
	January	14.71	13.37	853,079
	February	22.70	13.60	2,798,835
	March	20.89	17.26	3,304,692
	April	23.15	19.62	1,461,370
	May	24.74	17.52	2,707,519
	June (through June 29)	28.55	23.01	4,629,365

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

B.   Description of Charter Capital and Certain Requirements of Russian Legislation

We describe below material provisions of our charter in effect on the date of this document and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter to learn its complete terms.

History and Purpose

We were registered with the Moscow Registration Chamber on September 23, 1993 under registration number 021.833.

In 2002, the Russian system for the registration of legal entities was significantly changed. Federal Law No. 129-FZ on the State Registration of Legal Entities and Individual Entrepreneurs dated August 8, 2001, or the Registration Law, which entered into force on July 1, 2002, required legal entities to be registered by a registration agency authorized by the government of Russia and information concerning the establishment, reorganization and liquidation of legal entities to be entered in the State register. The Registration Law also required legal entities established prior to July 1, 2002 to furnish, by the end of 2002, information specified in the Registration Law. Under Resolution No. 319 dated May 17, 2002, the government of Russia determined that the Ministry of Taxes and Collections would be the state authority to register legal entities. In compliance with the Registration Law, on September 9, 2002, we obtained a Ministry of Taxes and Collections Certificate Series 77 No. 004891969 on registration in the Uniform State Register of Legal Entities, and we were allocated state registration number 1027700198767.

Article 3.1 of our charter provides that our main purpose is to earn a profit.

General Matters

Pursuant to our charter, we have the right to issue ordinary shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our charter capital currently equals RUR 2,428,819.4725 and consists of 728,696,320 fully paid, issued and outstanding ordinary shares and 242,831,469 preferred shares, with all shares having an equal nominal value of 0.0025 rubles. We are also authorized to issue 905,330,221 ordinary shares and 531 preferred shares, all such shares having nominal value of 0.0025 rubles. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. As of the date of this annual report, we had no treasury shares. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of our acquisition or, failing that, reduce our charter capital.

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

•       participate in the election and dismissal of members of the Board of Directors and the Audit Commission;

•       if holding, alone or with other holders, 2% or more of the voting shares, within 30 days after the end of our fiscal year, make proposals for the agenda of the annual shareholders’ meeting and nominate candidates to the Board of Directors and the Audit Commission;

•       if holding, alone or with other holders, 10% or more of the voting shares, demand from the board of directors the calling of an extraordinary shareholders’ meeting or an unscheduled audit by the Audit Commission or an independent auditor;

•       demand, under the following circumstances, repurchase by us of all or some of the shares owned by us, as long as such holder voted against or did not participate in the voting on the decision approving the following:

•        reorganization;

•        conclusion of a major transaction, as defined under Russian law; and

•        amendment of our charter that restricts the holder’s rights;

•        upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;

•        have access to certain of our documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of the management board meetings; and

•        exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders’ meetings approved in accordance with its competence.

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

•       enjoy the right of first refusal in respect of additional shares being placed by us through an open subscription and, in certain circumstances, by way of a closed subscription; and

•       have access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have access to accounting documents and minutes of the management board meetings.

Our shareholders may also exercise other rights provided by Russian law and our charter.

Preemptive Rights

Our charter provides existing shareholders with a preemptive right to purchase shares or securities convertible into shares during an open subscription in an amount proportionate to their existing shareholdings. In addition, the Joint Stock Companies Law provides shareholders with a preemptive right to purchase shares or securities convertible into shares during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to existing shareholders provided that such shareholders may acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing holdings. We must provide shareholders with written notice of the proposed sale of shares at least 45 days prior to the offering, during which time shareholders may exercise their preemptive rights.

Dividends

The Joint Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Dividends are recommended to a shareholders’ meeting by the Board of Directors, and approved by the shareholders’ meeting by a majority vote. A decision on annual dividends must be taken at the annual general shareholders’ meeting. Our charter does not allow for the payment of quarterly dividends. The dividend approved at the shareholders’ meeting may not be more than the amount recommended by the Board of Directors. Dividends are distributed to holders of our shares as of the record date for the shareholders’ meeting approving the dividends. See “—General Shareholders’ Meeting—Notice and Participation” below. Dividends payable on preferred shares are fixed by the charter in the amount of 10% of our net profits, calculated in accordance with Russian Accounting Standards, divided by the total number of preferred shares. Furthermore, in the event the amount of dividends paid per common share exceeds dividends payable per preferred share, our shareholders should increase the amount of dividends per preferred share up to the amount of dividends per common share. Dividends are not paid on treasury shares.

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

The Civil Code of the Russian Federation, or the Civil Code, gives creditors the following order of priority during liquidation:

1.                individuals owed compensation for injuries or deaths;

2.                employees;

3.                federal and local governmental entities claiming taxes and similar payments to the budgets and non-budgetary funds; and

4.                other creditors in accordance with Russian legislation.

Claims of creditors in connection with obligations secured by a pledge of the company’s property (“secured claims”) are satisfied out of the proceeds of sale of the pledged property prior to claims of any other creditors except for creditors of the first and second priorities described above, provided that claims of such creditors arose before the pledge agreements in respect of the company’s property were made. To the extent that the proceeds of sale of the pledged property are not sufficient to satisfy secured claims, the latter are satisfied simultaneously with claims of the fourth priority creditors as described above.

The Federal Law on Insolvency (Bankruptcy), however, provides for a different order of priority for creditors’ claims in the event of bankruptcy.

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

Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent’s effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, a shareholder will not be personally liable for our debts or those of our effective subsidiaries unless such shareholder controls our business and the conditions set forth above are met.

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

A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of ordinary shares or securities convertible into ordinary shares constituting 25% or more of the number of issued ordinary shares, requires a three-quarters majority vote of a shareholders’ meeting. Otherwise, a decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders’ meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders’ meeting.

The Joint Stock Companies Law requires that the value of newly issued shares be determined by the board of directors based on their market value but shall not be less than their nominal value, except in limited circumstances where (i) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (ii) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The Board of Directors and an independent appraiser value any in-kind contributions for new shares.

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

Capital Decrease; Share Buy-Backs

The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is RUR 100,000 for an open joint stock company. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders’ meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of such notice or publication, repayment of all amounts due to them, as well as compensation for damages.

The Joint Stock Companies Law and our charter allow our shareholders or our board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The shares repurchased pursuant to a board decision must be resold at the market price within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. The repurchased shares do not bear voting rights. The shares repurchased pursuant to a decision of our shareholders’ meeting to decrease the overall number of shares, are cancelled at their redemption.

The Joint Stock Companies Law allows us to repurchase our shares only if, at the time of repurchase:

•       our charter capital is paid in full;

•       we are not and would not become insolvent as a result of the repurchase;

•       the value of our net assets is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and

•       we have repurchased all shares from shareholders having the right to demand repurchase of their shares in accordance with Russian law, as described immediately below.

The Federal Law on Joint Stock Companies and our charter provide that our shareholders may demand repurchase of all or some of their shares so long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

•       reorganization;

•       conclusion of a major transaction, as defined under Russian law; or

•       amendment of the charter or approval of a restated version of our charter in a manner which restricts shareholders’ rights.

We may spend up to 10% of our net assets calculated under Russian Accounting Standards on the date of the adoption of the decision which gives rise to the shareholders’ right demand a share redemption. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of the net assets, we will repurchase shares from each such shareholder on a pro-rata basis.

Registration and Transfer of Shares

Russian legislation requires that a joint stock company maintain a register of its shareholders. Ownership of our registered shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from the register certifying the number of shares that such shareholder holds. Since December 2005, United Registration Company, which is the successor of Registrar-Svyaz, has maintained our share register.

The purchase, sale or other transfer of shares is accomplished through registration of the transfer in the share register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is not allowed except in certain instances provided for by Russian legislation, and may be challenged in court.

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

•  filing with the FSFM and publishing in the FSFM’s periodical print publication, as well as in other media, any information concerning material facts and material information, including, but not limited to: changes in our financial and business activity, reorganization, certain changes in the amount of assets, decisions on share issuances, certain changes in ownership and shareholding, as well as shareholder and certain board resolutions;

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

General Shareholders’ Meeting

Procedure

The powers of a shareholders’ meeting are set forth in the Joint Stock Companies Law and in our charter. We hold an annual shareholders’ meeting and extraordinary shareholders’ meetings pursuant to the charter and our Regulations on General Shareholders’ Meetings. A shareholders’ meeting may not decide issues that are not included in the list of its powers by the Joint Stock Companies Law and our charter. Among issues that the shareholders have the exclusive power to decide are:

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

•  distribution of profits and losses, including approval of dividends;

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

•  election of the members of the Board of Directors;

•  approval of the annual report and the annual financial statements, including the balance sheet and profit and loss statement;

•  approval of distribution of profits, including approval of annual dividends, and losses, if any;

•  appointment of an independent auditor; and

•  appointment of the members of the Audit Commission.

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

•  approval of our independent auditor; and

•  approval of the annual report, the annual financial statements, including balance sheet, profit and loss statement and any distribution of profits, including approval of annual dividends, and losses, if any.

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

The list of shareholders entitled to participate in a general shareholders’ meeting is to be compiled on the basis of data in the shareholders register on the date established by the Board of Directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders’ meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders’ meeting to elect the Board of Directors, not more than 65 days before the date of the meeting). Where the proposed agenda includes issues that are to be voted by both holders of ordinary and preferred shares, the list of shareholders entitled to take part in such general shareholders’ meeting should be prepared as of the date at least 45 days prior to the date of the shareholders’ meeting.

Under our charter, shareholders entitled to participate in shareholders’ meetings include (i) holders of our fully paid ordinary shares and (ii) holders of our fully paid preferred shares (in the event there is a particular item in the meeting’s agenda on which the preferred shares are entitled to vote or if holders of preferred shares became entitled to vote on all issues within the competence of the shareholders’ meeting due to a decision not to pay dividends in whole or in part on preferred shares).

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

Board of Directors

The Joint Stock Companies Law and our charter provides for the election of the entire Board of Directors at each annual general shareholders’ meeting. The Board of Directors is elected through cumulative voting, as provided for in the Regulations on the General Shareholders’ Meeting and the Regulations on the Board of Directors, or the Board Regulations. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of shares held by such shareholder multiplied by the number of persons on the Board of Directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders’ meeting. While there is not any age limit set for the retirement of directors, each member of the Board of Directors may at any time resign voluntarily with a written notice to all other members of the Board of Directors and to us. In such event, the authority of the remaining members of our Board of Directors will not terminate. However, in the event that the membership of the Board of Directors falls below the half of its initial membership, the Board of Directors must adopt a decision to convene an extraordinary shareholders’ meeting to elect a new Board of Directors.

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

Change in Control

Anti-takeover Protection

Russian legislation requires that any person that intends, either individually or together with its affiliates, to acquire 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the ordinary shares of a company having more than 1,000 holders of ordinary shares, must give at least 30, but no more than 90, days’ prior written notice to the company. Additionally, the Joint Stock Companies Law provides that a person that has acquired either individually, or together with its affiliates, 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the ordinary shares of a company with more than 1,000 holders of ordinary shares, within 30 days of acquiring the shares, must offer to buy all of ordinary shares or securities that are convertible into ordinary shares at a market price which shall not be lower than the weighted average price of the ordinary shares over the six month period before the date of acquisition. These requirements also apply to any acquisitions of each subsequent 5% or more of the issued ordinary shares of a company by a person already holding (together with its affiliates) over 30% of the issued ordinary shares of such company. If the acquirer fails to observe these requirements, it will be limited to voting only those shares it purchased in compliance with these requirements. The requirement to make a buyout offer of securities may be waived in a company’s charter or by a resolution adopted by a majority vote of a shareholders’ meeting, excluding the votes of the person (and its affiliates) acquiring shares. Our charter does not contain a waiver of, and our shareholders have not waived, this requirement.

Effective July 1, 2006, the above requirements of Russian legislation will be modified as follows:

A person intending to acquire 30% or more of an open joint stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares.

•  A person that has acquired 30% or more of an open joint-stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at a price determined based on a weighted market price of the shares, or on a price supplied by an independent appraiser if the shares have no or insufficient trading history. From the moment of acquisition of 30% or more of the shares until the moment of delivery of an offer to the security holders, the person making an offer and its affiliates will be able to register for the purposes of determining a quorum of a shareholders’ meeting and vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding shares.

•  A person that as a result of such an offer becomes (individually or with its affiliates) the owner of more than 95% of the company’s ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at a price that cannot be less than the highest price of the preceding acquisitions by the offeror.

•  An offer of the kind described in either of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If the company is publicly traded, prior notice of the offer must be filed with the FSFM; otherwise, notice must be filed with the FSFM no later than the date of the offer. The FSFM may order amendments to the terms of the offer (including price) in order to bring them into compliance with the rules.

•  Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company’s shareholders’ meeting will have the sole power to make decisions on charter capital increase, issuance of securities, approval of certain major transactions, and on certain other significant matters.

The above rules may be supplemented through rulemaking by the FSFM, which may result in a wider, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

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

Notification of Foreign Ownership

Foreign persons registered as individual entrepreneurs in Russia and foreign companies, regardless of whether they are registered with the Russian tax authorities that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition. However, the procedure for notifying the Russian tax authorities by foreign companies that are not registered with the Russian tax authorities at the time of their share acquisitions is unclear. Other than this notification requirement, there are no requirements or restrictions with respect to the foreign ownership of our shares.

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

Agreements regarding our interest in Golden Telecom, Inc

On March 29, 2002, our Board of Directors decided to terminate our participation in Limited Liability Company EDN Sovintel, or Sovintel, a Russian company engaged in providing integrated telecommunications and Internet services. We sold our interest in Sovintel’s charter capital by way of a Sale and Purchase Agreement among us and SFMT-CIS, Inc., a U.S. subsidiary of Golden Telecom, and LLC Teleross, a Russian subsidiary of Golden Telecom. In exchange for our 50% interest in Sovintel’s charter capital, we received 15% of Golden Telecom’s shares, U.S.$10 million in cash and U.S.$46 million in non-interest bearing promissory notes issued by LLC Teleross payable 90 days after the date of the transfer of shares. These promissory notes were guaranteed by Golden Telecom and were paid in full on the expiration date. In addition, we became a party to (i) a Shareholders Agreement and Standstill Agreement between Golden Telecom and its shareholders, including us, Alfa Telecom Limited, or Alfa Telecom, a British Virgin Islands company, Capital International Global Emerging Markets Private Equity Fund, L.P., or Capital International, a Delaware limited partnership, Cavendish Nominees Limited, or Cavendish, a limited liability company organized under the laws of Guernsey, and First NIS Regional Fund SICAV, or First NIS, a private institutional fund registered under the laws of Luxembourg, and (ii) a Registration Rights Agreement between us and Golden Telecom. The transaction was reflected in our financial statements for the year ended December 31, 2002. The sale of our stake in Sovintel and acquisition of shares of Golden Telecom was completed on September 5, 2002. The proceeds from the sale of the 50% interest in Sovintel were used by us to reduce our external indebtedness.

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

On August 19, 2003, Telenor, as a new shareholder, Golden Telecom, we, Alfa Telecom, Capital International, Cavendish and First NIS executed a restated Shareholders Agreement, Standstill Agreement and Registration Rights Agreement. The restated versions of these agreements preserve our legal status as a major shareholder of Golden Telecom as specified in the Shareholders Agreement, the Standstill

Agreement and the Registration Rights Agreement, each dated September 5, 2002. The restated versions of the agreements were approved by our Board of Directors on September 16, 2003 and came into force on December 1, 2003.

Shareholders Agreement

The Shareholders Agreement was signed on September 5, 2002 for a term of three years, and extended in 2003. It provided that: (i) any shareholder whose interest is reduced to less than 1.5% of placed common shares shall cease to be a party to the Shareholders Agreement; (ii) in the event Alfa Telecom, the biggest shareholder, transfers shares to any third parties and, as a result of such transfer, such third parties hold at least one-third of Golden Telecom’s issued and outstanding shares, the other shareholders who are party to the Shareholders Agreement will acquire rights to sell to such third parties, a pro rated portion of their shares at the same price and on the same terms as those governing the sale of Alfa Telecom’s shares to such third parties; (iii) the board of directors will consist of nine members nominated by the major shareholders in accordance with their proportional interests (we may appoint two nominees to the board of directors, one of whom is required to be an independent director with financial expertise); (iv) if our interest in Golden Telecom falls below 10%, then the number of Rostelecom-appointed directors will be reduced to one; and (v) in relation to the directors’ approval of a transaction or a series of interrelated transactions directly or indirectly connected with property with a value in excess of 5% of the aggregate consolidated value of the assets of Golden Telecom and its subsidiaries, any two directors of the company have the right to postpone such approval for 45 days and to engage an independent consultant to examine the merit of such transactions for Golden Telecom.

The restated Shareholders Agreement was entered into by the shareholders of Golden Telecom for an indefinite term. The restated Shareholders Agreement makes certain amendments and additions to the original Shareholders Agreement including, among others, that: (i) any shareholder whose interest falls below 3% of Golden Telecom’s issued and placed shares shall cease to be a party to the restated Shareholders Agreement; (ii) the restated Shareholders Agreement shall cease to apply in the event a shareholder acquires an interest of greater than 50% of Golden Telecom’s charter capital; (iii) the board of directors shall consist of ten members (the number of directors may be increased at any time by the board of directors); (iv) if our interest falls below 10%, the number of Rostelecom-appointed directors is to be reduced in accordance with the terms of the restated Shareholders Agreement (for two years following the entry into force of the restated Shareholders Agreement, we retain the right to appoint two directors provided our interest in Golden Telecom’s charter capital equals at least 10%); (v) the sale of a 10% interest in Golden Telecom by a shareholder to a third party is subject to the preemption rights of other shareholders holding at least a 10% interest in Golden Telecom; and (vi) no shareholder may acquire a 50% or greater interest in Golden Telecom unless such acquisition is by way of a tender offer to other shareholders. However, our right to appoint two members of the Board of Directors expired on December 1, 2005. Accordingly, we must submit our candidates to the Board of Directors through the ordinary nomination process without any guarantee that the individuals we nominate will be elected. On May 18, 2006, the annual shareholders’ meeting did not elect to the Board of Directors of Golden Telecom the candidate nominated by us. As of the date of this annual report, our management is seeking opportunities to renegotiate the restated Shareholders Agreement to regain the right to appoint members to Golden Telecom’s Board of Directors.

Standstill Agreement

The Standstill Agreement was signed on September 5, 2002 for a term of three years, and extended in 2003. Pursuant to the Standstill Agreement, we, Alfa Telecom, CIG, Cavendish and First NIS Fund agreed, among other things, not to: (i) engage in “business combinations” with Golden Telecom (which has the meaning set out in Section 203 of the Delaware General Corporation Law); (ii) acquire shares of voting stock of Golden Telecom in excess of certain levels specified in the Standstill Agreement; and (iii) engage in proxy contests in respect of shares of voting stock of Golden Telecom, in each case, for a period of two years following the date of the Standstill Agreement. In addition, the Standstill Agreement granted to each of us, Alfa Telecom, CIG, Cavendish and First NIS Fund a limited pre-emptive right to acquire a pro rated share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the Standstill Agreement.

The restated Standstill Agreement did not materially change the terms of the Standstill Agreement. Provisions designed to preserve the level of shareholders’ current interests in Golden Telecom were incorporated into the restated Shareholders Agreement rather than the restated Standstill Agreement.

The Standstill Agreement expired on June 1, 2005.

Registration Rights Agreement

The Registration Rights Agreement was signed on September 5, 2002, and extended in 2003. It provided that: (i) Golden Telecom is required to register, at its own cost and expense and at our request, a block of our shares in Golden Telecom for the purposes of public placement in the United States. We are entitled to two registrations “on demand,” each in relation to a minimum of 1,000,000 shares, and (ii) we will be granted an additional registration of our shares in Golden Telecom if Golden Telecom registers, in its name, authorized but unissued common shares in order to raise capital or Golden Telecom registers issued but unregistered common shares on instructions from other shareholders.

The restated Registration Rights Agreement did not materially change the terms of the Registration Rights Agreement. The minimum number of shares that Golden Telecom is required to register at our request was reduced from 1,000,000 to 500,000.

Restructuring of Our Obligations to Vnesheconombank

We entered into a JPY 11,601 million (RUR 3,089 million) credit agreement in August 1994 with the Council of Ministers of the government of the Russian Federation and Vnesheconombank. The principal of the loan was repayable in equal annual installments of JPY 2,105 million, with the final payment due not later than October 2001. The interest rate was 3% per annum. Our payment obligations under this agreement were restructured in 2003 pursuant to an agency agreement entered into by us and Alfa Bank. Under this agreement, Alfa Bank repaid the debt obligation under the original credit agreement, and we issued promissory notes to Alfa Bank for approximately U.S.$98.6 million at an interest rate of 5.94% per annum payable in six equal semi-annual installments, to be redeemed within 36 months of the date of the agency agreement. As of December 31, 2005, the total value of our outstanding promissory notes to Alfa Bank equaled U.S.$15.2 million. For additional information regarding the original JPY-denominated credit agreement, our technical default thereunder and the agency agreement with Alfa Bank, see “Item 13. Defaults, Dividend Arrearages and Delinquencies—A. Defaults.”

Agreements regarding the new system of interaction between Russian operators and subscribers

Interconnection Agreements with IRCs

In order to organize the interaction between operators in providing communications services to end users, the Federal Law on Communications and the Rules on Interconnection and Interaction of Communication Networks require a telecommunications network interconnection agreement to be concluded. This agreement governs the legal relationship between the parties, defines their rights and obligations and provides for the cost of services and the manner in which the services are to be provided. We are required to enter into such interconnection agreements with all operators interconnected to our network.

Because we are considered an operator occupying a “significant position” in the market, the interconnection agreement has to meet certain requirements established by law, including the obligation to: (i) establish equal interconnection terms for operators providing similar services; (ii) establish and publish the interconnection terms, including technical, economic and information provisions; and (iii) operate using the tariffs established by the FST.

The interconnection agreements we entered into with IRCs are fully consistent with the requirements established by Russian law. Under these agreements, an IRC provides traffic transit services (traffic origination and termination services) via its own regional network. An IRC also supplies us with certain information with respect to end users of our DLD and ILD services.

At the same time, we provide the IRC with interconnection services and transit services for traffic from mobile cellular network operators transmitting traffic via the IRC’s telecommunications network. Under the new license provisions applicable to these communications services, the transmission of this traffic is not associated with the provision of our DLD or ILD services and, therefore, the price for these services is set by us.

Traffic transit services differ according to the destination and place of transmission. When DLD and ILD services are provided to end users of an operator, interconnected to an IRC’s network, IRCs provide us with services of call termination and origination to (from) the interconnected operator’s network. When DLD and ILD telephone services are provided to an IRC’s end users, IRCs provide us with services of call termination and origination to (from) the IRC`s network. In this case, the compensation surcharge established by the regulatory authority is added to the cost of the call origination. The compensation surcharge is supposed to cover the difference between an IRC’s revenues and its economically justified costs in providing local and intra-regional communication services.

Our obligations under an interconnection agreement include: (i) providing interconnection service; (ii) paying for the provision of subscriber information; (iii) accounting, billing and payment for traffic transit services; and (iv) ensuring quality of service. In addition, we are required to provide traffic transit services from mobile cellular network operators transmitting traffic via the IRC’s network.

The IRC’s obligations under the contract are to: (i) provide traffic transit services; (ii) pay for interconnection service; and (iii) supply numbering information for the network for which our DLD and ILD services are provided.

Settlements between the parties are conducted on the basis of information prepared by the parties in accordance with the terms of the agreement. We provide information on volumes of interconnection and traffic transit services. The IRC provides information on the number capacities of its own network and the networks of interconnected operators, and information on the number of updates to information on network subscribers. On the basis of the information received, the parties prepare statements of services rendered, which are used to determine payment obligations. Each interconnection agreement sets out a procedure for resolving disagreements.

These agreements are concluded for a term of one year with the possibility of renewal if the parties agree, and may be terminated by mutual consent of the parties, pursuant to a court decision or on other grounds provided for by applicable Russian legislation.

The full texts of the interconnection agreements entered into with IRCs are included as exhibits to this annual report.

Service Provision Agreements with IRCs

Under the system of interaction between us and the IRCs and other operators in effect prior to 2006, we were not required to bill and collect payments from end users for long-distance services or to provide other customer services directly to end users throughout Russia. As a result, we did not have sufficient staff and other resources to process, prepare and analyze source documents, maintain information systems, issue bills and collect payments to the full extent necessary by January 1, 2006 when the new rules and regulations came into effect.

On January 1, 2006, we entered the retail services market and began providing DLD and ILD services to end users throughout Russia. Prior to this date, we were providing DLD and ILD services only in Moscow where we held the relevant license to do so. This qualitative transformation was prompted by changes in the regulatory framework in the communications industry, in particular, the entry into force of a government decree changing the licensing procedure and the list of license provisions.

As a result of this important change, we have been forced to realign our business processes in order to succeed. We needed to establish a network for providing retail services and servicing customers (i.e., the end user). This is a long and costly process, and, in some cases, economically unjustified. For that reason, we decided that we would use the resources of other companies that had the necessary capabilities, at least in the initial stages. These include, among others, the IRCs of Svyazinvest.

The Service Provision Agreements we entered into with IRCs are essentially agency agreements, under which the agent, for a fee, performs a number of functions associated with providing DLD and ILD services to end users. The agent also performs other functions that facilitate the provision of communications services to the end user.

Relations of the parties under the Service Provision Agreements are subject to the Russian Civil Code, as well as regulatory documents regarding the quality and procedures for providing DLD/ILD services to end users.

Pursuant to the Service Provision Agreements, an IRC undertakes, for a fee, to perform the following services on our behalf: (i) collecting payments from subscribers; (ii) claims work with users; (iii) handling information requests from end users; (iv) accepting and handling orders through the order-based and direct service system; (v) processing billing for communications services; (vi) preparing, printing, storing and delivering bills and payment documents to users; and (vii) preparing required report documents.

Under these agreements, we are required to establish and notify the IRC and end users of communications services tariffs, pay for services rendered under the agreements and issue powers of attorney to the IRC’s representatives authorizing them to perform legal and other actions. The IRC is also required to (i) inform end users of our business name, as the operator providing DLD and ILD services; (ii) keep records of communications services provided to end users; and (iii) record payments and amounts owed for services rendered.

The settlements procedure under the Service Provision Agreements is as follows: on a monthly basis, the IRC transfers funds received from end users for rendered services, which are recorded in the agent’s report and other report documents. The agent’s fee is determined on the basis of the agent’s report and paid to the IRC. To ensure correct settlements, rules are established for verifying compliance by the IRC with the terms of the agreement.

Amounts owed by end users for services rendered are considered our receivables, and are covered in a section of the agreements dealing with the handling of receivables and payables. The agreements also define requirements for claims work and establish the manner in which the parties shall handle user claims and complaints in connection with the provision or non-provision of communications services.

For the purpose of compliance with statutory accounting requirements, the IRC ensures the compilation of all necessary reporting and accounting documents, including sales ledgers and purchase ledgers. For compliance with VAT legislation, the agreements include a special section describing the interaction of the parties.

The agreements provide penalties to protect the parties from bad faith performance of obligations by the other party.

These agreements are concluded for a term of one year with the possibility of renewal if the parties agree, and may be terminated by mutual consent of the parties, pursuant to a court decision or on other grounds provided for by applicable Russian legislation.

The full texts of the cooperation agreements entered into with IRCs are included as exhibits to this annual report.

Agency Agreements with IRCs

In order to expand our operations in the retail market of DLD and ILD services, we need to enter into agreements for long-distance services with end users. To extend the reach of our communications services, we must, in addition to setting up our own retail network, expand our network of agents for servicing customers.

Under the agency agreements, an IRC undertakes, on behalf and at our expense, to enter into written agreements for long-distance services with corporate users and Service Provision Agreements with operators interconnected to the IRC’s network. We agree to issue the IRC with a power of attorney to take all necessary actions aimed at entering into those agreements.

The agency agreements describe the procedure for agreeing on and signing Service Provision Agreements with operators, making provision for all varieties of behavior of an interconnected operator. To determine the amount of work performed, the IRC, before commencing work, compiles and sends a list of the operators with which it will conclude agreements.

The parties conduct settlements on the basis of a monthly report prepared by the IRC and material confirmation of the work performed. The price for entering into a Service Provision Agreement with an operator depends on the form of the agreement. The price for signing a contract with an end user is also defined in the agreement. We also agree to reimburse documented expenses incurred by the IRC in performing its agent duties. The agreement sets out a procedure for reconciling mutual settlements, which may be conducted quarterly, or as necessary.

We and the IRC are liable for default under the agency agreements in the manner and to the extent established by applicable Russian legislation and by the agreements.

These agreements are concluded for a term of one year with the possibility of renewal if the parties agree, and may be terminated by mutual consent of the parties, pursuant to a court decision or on other grounds provided for by applicable Russian legislation.

The full texts of the agency agreements entered into with IRCs are included as exhibits to this annual report.

D.   Exchange Controls

The Federal Law on Currency Regulation and Currency Control which came into effect on June 18, 2004, empowers the government and the Central Bank of Russia to regulate and restrict certain foreign currency operations, including certain types of payments in foreign currency, operations involving foreign securities (including ADSs) and domestic securities (including our common shares), as well as certain types of settlements in rubles between residents and non-residents of Russia. As the new regulatory regime is very recent and untested, it is currently unclear how it will be applied in practice. In particular, it remains uncertain whether it will be more or less restrictive than the prior laws and regulations it replaced.

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

As of the date hereof, the prior registration requirement has been introduced in respect of the Russian ruble and foreign currency accounts in banks located in countries which are not members of the Organization for Economic Co-operation and Development, or OECD, and the Financial Action Task Force on Money Laundering, or FATF, established by the G-7, and in respect of ruble accounts in banks located in countries which are members of OECD or FATF.

As of the date hereof, the requirement to use a special account has been introduced in respect of acquisitions of Russian securities by foreign investors and foreign securities payable in a foreign currency by Russian investors and in respect of the grant or receipt of loans and credits between residents and non-residents of Russia. In particular, the following operations are subject to the requirement to use special accounts:

•  receipt by residents of Russia from non-residents of foreign currency and ruble loans and credits with maturities of three years or less;

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

•  receipt by residents of Russia of foreign currency and ruble loans and credits with maturities of three years or less in the amount of 2% of the loan/credit for one year;

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

Up to $150,000 worth of foreign securities in one calendar year may be purchased/sold by Russian individuals from/to non-residents without any of the above restrictions.

While at present restrictions imposed on foreign currency operations are limited in scope, the statutory powers of the government and the Central Bank of Russia enable them to:

•  increase the reservation requirements by an increase in the amount and/or the period of reservation; and/or

•  extend the reservation requirements and other restrictions to other types of foreign currency operations envisaged by the Federal Law on Currency Regulation and Currency Control.

Additionally, Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exemptions covering, in particular, certain types of secured financing). Furthermore, certain types of cross-border operations may be performed only in rubles, including, for example, transactions with domestic securities, such as our shares, between residents and non-residents of Russia. These requirements increase balances in our ruble-denominated accounts and, consequently, our exposure to currency devaluation risk.

Restrictions on the remittance of dividends, interest or other payments to non-residents

The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may materially affect your ability to do so.

Currently, ruble dividends on common shares may be converted into U.S. dollars without restriction. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

E.   Taxation

The following discussion describes the material United States federal and Russian income and withholding tax consequences to you if you are a U.S. holder of ordinary shares or ADSs and a resident of the United States for purposes of the United States-Russia income tax treaty and are fully eligible for benefits under the United States-Russia income tax treaty. Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes that is entitled to treaty benefits if you are:

•  liable, under the laws of the United States, to U.S. tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and

•  not also a resident of the Russian Federation for purposes of the United States-Russia income tax treaty.

The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs or ordinary shares in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person’s permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

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

We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company for the taxable year ending in 2005, we are not a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future. However, passive foreign investment company determinations are made annually and may involve facts that are not within our control. If we were to be a passive foreign investment company, materially adverse tax consequences could apply to an investor who is a “United States person” as defined in the United States Internal Revenue Code of 1986, as amended.

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

Russian Income and Withholding Tax Considerations

The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and limited interpretive guidance. Russian tax authorities have provided limited guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In 2005, the Russian Ministry of Finance stated in some of its clarification letters that ADS holders must be treated as the beneficial owners of the underlying shares for purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares. However, double tax treaty relief is available only if, before the transfer of dividends to the depository, the latter has provided the issuer with a list of ADS holders accompanied by each holder’s tax residency certificate (confirmation of the country of tax residence). It is currently unclear whether depositories will be willing or able to provide residency certificates for ADS holders or implement procedures for holders to benefit from applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia income tax treaty, in practice such relief may be difficult, time consuming or impossible to obtain.

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

Taxation of Dividends

Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate for legal entities and a 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company’s outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities, owning less than 10% of the company’s outstanding shares. See “—United States-Russia Income Tax Treaty Clearance Procedures.”

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

Taxation of Capital Gains

U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or ordinary shares outside of Russia if the shares or ADSs are not sold to a Russian resident. The terms “Russian residents” and “Russian purchasers” are considered to be either Russian legal entities or permanent establishments of foreign legal entities located in Russia. Sales or other dispositions of ADSs or ordinary shares to Russian residents, however, may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale. However, there is no mechanism by which a Russian purchaser would be able to effect this withholding upon purchasing ADSs from a U.S. holder in connection with the sale of ADSs on the New York Stock Exchange.

U.S. holders may be able to claim the benefits of a reduced rate of withholding under the United States-Russia income tax treaty on the disposition of shares of ordinary shares or ADSs to Russian residents, or obtain a refund of any withheld amounts at rates different from those provided in the treaty, by relying on the United States-Russia income tax treaty and complying with the appropriate procedures described below.

Regardless of the residence of the purchaser or eligibility to the treaty benefits, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs if immovable property situated in Russia constitutes 50% or less of our assets or if ADSs are sold to purchasers via foreign exchanges where they are legally circulated.

United States-Russia Income Tax Treaty Clearance Procedures

Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident of Russia generally must provide an official certificate of residence from the U.S. tax authorities confirming the eligibility for the treaty benefits. The Tax Code does not provide for any special form of such certificate. The Russian tax authorities clarified that such certificate can be issued in the form established under the domestic law. Despite the fact that the Tax Code does not explicitly require an apostille, recent court practice suggests that the certificate of residence must be apostilled under Convention de la Hayed u 5 octobre 1961.

A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, social security number, tax return form number and the tax period for which certification is required, to: IRS-Philadelphia Accounts Management Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

If tax is withheld by a Russian resident on dividends or other amounts at a rate different from provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the end of the year in which the withholding occurred for individual U.S. holders. The package should include the appropriate form (1011DT (2002) for non-dividend income and 1012DT (2002) for dividend income), certificate of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the Russian revenue. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

Neither the depositary nor us has or will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

United States Federal Income Tax Considerations

The following is a general description of the material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs or ordinary shares who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions or, if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or ordinary shares, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

•       an insurance company;

•       a tax-exempt organization;

•       a financial institution;

•       a person subject to the alternative minimum tax;

•       a person who is a broker-dealer in securities;

•       an S corporation;

•       an expatriate subject to Section 877 of the United States Internal Revenue Code;

•       an owner of, directly, indirectly or by attribution, 10 percent or more of the outstanding ordinary shares; or

•       an owner holding ADSs or ordinary shares as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding ordinary shares or ADSs as “capital assets” within the meaning of Section 1221 of the United States Internal Revenue Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

For purposes of applying United States federal income and withholding tax law, a holder of an ADS should be treated as the owner of the underlying shares of ordinary shares represented by that ADS.

The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by United States persons holding ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate United States persons, as described below. Accordingly, the analysis of the creditability of Russian taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate United States persons, could be affected by future actions that may be taken by the United States Treasury.

Taxation of Dividends on Ordinary Shares or ADSs

For United States federal income tax purposes, the gross amount of a distribution, including the amount of any Russian withholding taxes, with respect to ordinary shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934 or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company.” Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of ordinary shares. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in ordinary shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to ordinary shares or ADSs generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on ordinary shares or ADSs, which is generally available for dividends paid by U.S. corporations.

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

A dividend distribution will be treated as foreign source income and will generally be classified as “passive income” or, in some cases, “financial services income” for United States foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividends will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.” The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

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

These materials, including this annual report and the exhibits hereto filed by us, may be examined without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These filings are also available at the website maintained by the SEC at http://www.sec.gov.

Information regarding us is also available on our website at http://www.rt.ru/en. Information included in our website does not form part of this annual report.

I.   Subsidiary Information

Not applicable.

Item 11.   Qualitative and Quantitative Disclosures About Market Risk

Our significant market risk exposures are interest rate risk and exchange rate risk. Interest rate risk mainly relates to floating rate debt denominated primarily in U.S. dollars and euros. As of December 31, 2005, approximately 82% of our interest bearing loans carried floating interest rates, as compared to approximately 18% as of December 31, 2004. Exchange rate risk relates to our foreign currency indebtedness and, to a lesser extent, our foreign currency denominated cash, receivables and payables and foreign currency denominated revenues and costs. As of December 31, 2005 and 2004, 100% of our total borrowings were denominated in foreign currencies. We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps or forward rate agreements, to manage these market risks.

Our consolidated financial statements are presented in Russian rubles. For the year ended December 31, 2005, approximately 11.5%, as compared to approximately 12% for the year ended December 31, 2004, of our revenues were denominated in currencies other than the Russian ruble, principally in U.S. dollars and Special Drawing Rights (“SDR”), which is valued on the basis of a basket of key international currencies and serves as a settlement unit between us and a number of foreign telecommunications operators. For the year ended December 31, 2005, approximately 25% of our costs (excluding depreciation, impairment and bad debt expense) are denominated in currencies other than the Russian ruble, principally SDR and U.S. dollar, as compared to approximately 27% for the year ended December 31, 2004. We receive foreign currency revenues from incoming ILD calls and incur foreign currency expenses for outgoing ILD calls. In 2005, we were a net payer of foreign currency because the volume of outgoing ILD traffic exceeded the volume of incoming ILD traffic and we paid more foreign currency to foreign operators than we received. The net balance denominated in foreign currencies (principally in SDR and U.S. dollars) payable by us to foreign operators was RUR 1,136 million as of December 31, 2005, as compared to RUR 954 million as of December 31, 2004. To the extent that we are not naturally hedged against changes in exchange rates, we are exposed to foreign exchange gains and losses. We are not engaged in any active hedging of the foreign exchange risk arising out of our operating activities.

Interest Rate Sensitivity

As of December 31, 2005, we had outstanding borrowings of RUR 4,083 million of which approximately RUR 3,349 million bore interest at floating rates, as compared to outstanding borrowings of RUR 1,884 million of which approximately RUR 304 million bore interest at floating rates, as of December 31, 2004. The interest rate on our floating rate debt is determined principally by reference to London Inter Bank Offered Rate (LIBOR) and European Inter Bank Offered Rate (EURIBOR). For the year ended December 31, 2005, the additional net future financing expense that would have resulted from a hypothetical, instantaneous and unfavorable change of 1000 basis points in the interest rate applicable to these loans is approximately RUR 103 million, as compared to approximately RUR 29 million for the year ended December 31, 2004. The above sensitivity analysis is based on the assumption of an unfavorable 1000 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each category.

Exchange Rate Sensitivity

We have exchange rate exposure primarily with respect to indebtedness denominated in currencies other than the ruble. As of December 31, 2005, RUR 4,083 million of our interest bearing loans, as compared to RUR 1,884 million as of December 31, 2004, are denominated in foreign currencies, including RUR 103 million in Japanese Yen, RUR 3,812 million in U.S. dollars and RUR 168 million in euros. The additional future interest expense that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately RUR 114 million. For the year ended December 31, 2005, such a change would also have resulted in an estimated foreign exchange loss of approximately RUR 408 million as compared to RUR 188 million for the year ended December 31, 2004. This sensitivity analysis assumes an unfavorable 10% fluctuation in the exchange rates affecting the foreign currencies in which the indebtedness is denominated. Between January 1, 2006 and June 30, 2006, the Russian ruble has increased in value by approximately 5.3% as compared to the Japanese Yen, decreased by approximately 5.9% as compared to the U.S. dollar and increased approximately 0.6% as compared to the euro.

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

On May 12, 2003, our Board of Directors approved the restructuring of the Debt Obligation with Alfa Bank to act as agent. In June 2003, we, the Russian government and Vnesheconombank agreed that we would restructure the Debt Obligation pursuant to the terms of a new government resolution adopted pursuant to the Federal Law on the Federal Budget for the Year 2003. We agreed with Alfa Bank to restructure the Debt Obligation on the terms of an agency agreement dated June 2003. Our obligations under the Debt Obligation would be terminated (except with regard to interest due on overdue payments) upon Alfa Bank repaying the Debt Obligation by purchasing from its own funds, and transferring to the Russian government, certain outstanding Russian government securities or debts denominated in foreign currencies, as prescribed in the new government resolution. Such transfer was made in June 2003 and the Russian government confirmed the termination of our obligations under the Debt Obligation. In exchange for the termination of our obligations, we issued promissory notes to Alfa Bank for approximately U.S.$98.6 million at an interest rate of 5.94% per annum payable in six equal semi-annual installments, to be redeemed within 36 months of the date of the agency agreement. The agency agreement provides for the possibility of early redemption of the promissory notes by us at our sole discretion. Pursuant to the terms of the agency agreement, we paid a fee to Alfa-Bank of U.S.$100,000. On September 16, 2003, pursuant to a Russian government resolution, the Russian government waived our obligation to repay interest on overdue amounts under the Debt Obligation because our obligations under the Debt Obligation had been satisfied. As of December 31, 2005, the total value of our outstanding promissory notes to Alfa Bank equaled U.S.$15.2 million.

As of December 31, 2005, our subsidiary GlobalTel is in default in respect of payments of its loans and vendor financing payable and has not obtained waivers from creditors. GlobalTel defaulted on loans, which are due to Loral in the amount of RUR 201 million and vendor financing of RUR 1,182 million payable to GlobalStar L.P. for the purchase of three gateways and associated equipment. The loans from Loral do not provide for any collateral, while the vendor financing agreement provides for a pledge of all equipment received from GlobalStar L.P. under the agreement until all payments are made. As of the date of this annual report, GlobalTel has not obtained waivers from either Loral or GlobalStar L.P.

Period	Millions of rubles
Payable in 2004	462
Payable in 2005	201
Payable in 2006	201
Payable in 2007	201
Payable in 2008	117
Total	1,182

GlobalTel is in default in respect of payments in 2004 and 2005 and has not obtained a waiver from GlobalStar L.P. As of December 31, 2005, penalty interest in the amount of RUR 107 million is accrued at the rate of 10% per annum for each day of delay. GlobalStar L.P. or its legitimate successors have not demanded immediate repayment of the defaulted vendor financing and loans. We believe that if such immediate repayment is demanded, it would not have a material adverse effect on our results of operations, financial position and operating plans.

Except as set forth above, as of the date of this annual report, we are not in default on any payment of principal or interest, a sinking or purchase fund installment.

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

In the course of the audit of our financial statements for the year ended December 31, 2005, our independent registered public accounting firm identified certain material weaknesses in our controls over the preparation of IFRS consolidated financial statements and IFRS to U.S. GAAP reconciliation.

The Public Company Accounting Oversight Board’s Auditing Standard No. 2 defines a material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the material weaknesses, our chief executive officer and chief financial officer concluded that, as of December 31, 2005, the end of the period covered by this report, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms.

The following material weaknesses in our internal control over financial reporting have been identified:

•       We do not have an adequate system of internal control over the preparation and review of our consolidated financial statements prepared in accordance with IFRS, including reconciliation with U.S. GAAP, to reduce to a relatively low level the risk that errors in amounts that would be material in relation to our financial statements may occur and may not be detected within a timely period by management and/or employees in the normal course of business in order to ensure that material errors do not occur in the preparation of our consolidated financial statements. As a result, several material audit adjustments to the consolidated financial statements were identified by our independent registered public accounting firm, resulting from errors in underlying data and misapplication of accounting principles, which were corrected by us to ensure that the consolidated financial statements were not materially misstated. In addition, the analyses of impairment of non-current assets and goodwill were not performed on a timely basis and contained numerous errors.

•       We do not have a comprehensive accounting system for IFRS and U.S. GAAP reporting purposes, and all accounting, transformation and consolidation entries are processed by the centralized IFRS financial reporting team using spreadsheets that are prone to causing errors. Such conversion of statutory accounts into IFRS is carried out using summarized data rather than being done simultaneously with recording individual records in the statutory accounting system. In addition, our subsidiaries use different financial reporting systems for the accounting and preparation of the trial balance and stand-alone statutory financials serving as the primary source for the drafting of their IFRS reporting packages. Our independent registered public accounting firm noted that our general IT controls over accounting applications are ineffective, which creates the potential for compromising the integrity of our underlying data. The practice of converting manually statutory financial data into IFRS is not a viable option for us in the long term. A manual conversion process is not conducive to the design of a comprehensive system of internal control and, therefore, the likelihood that material misstatements in the financial statements will be prevented or detected on a timely basis is not reduced to an acceptable level.

•       Our personnel directly involved in the financial reporting under IFRS and preparation of the reconciliation between amounts reported under IFRS and U.S. GAAP consists of 13 employees. Given our size, complexity of business transactions, number of locations, increasing requirements from the regulatory bodies (including those introduced by the Sarbanes-Oxley Act), the absence of a sufficiently integrated information system to support the process for IFRS financial reporting, the small number of appropriately qualified and skilled employees currently within the IFRS financial reporting department is inadequate to fully meet the IFRS, U.S. GAAP and SEC reporting requirements.

The material weaknesses were considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements and thus led them to perform additional procedures and verifications. Our independent registered public accounting firm issued an unqualified opinion on our annual consolidated financial statements included herein which confirmed that our consolidated financial statements included herein present fairly, in all material respects, our consolidated financial position as of December 31, 2005, 2004 and 2003, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards.

We have taken and continue to take several steps to correct the material weakness and reportable conditions.

Material Weaknesses

Controls over the preparation of IFRS consolidated financial statements

Currently, we and our independent consultant, Deloitte and Touche, are designing and formalizing an appropriate system of internal controls over the IFRS financial statements closing process, including reconciliation with U.S. GAAP, specifically addressing all significant processes, accounts and assertions. We plan to formally document the system in our reporting policies, which will contain appropriate checklists and document templates. Specifically, such procedures will cover obligatory testing of non-current assets and goodwill for impairment, procedures over related parties and variable interest entities and other recent accounting developments. In addition, in 2006, we plan to increase significantly the number of our internal auditors, who are appropriately qualified and skilled in order to test regularly the effectiveness of our financial statements control.

Implementing unified accounting and financial reporting system

We plan to develop a comprehensive accounting and financial reporting system for IFRS and U.S. GAAP reporting purposes using Microsoft Axapta, which we already use to prepare our statutory financial statements. The unified accounting and financial reporting system will allow us to significantly improve our internal control over, and quality of, financial reporting, achieve significant efficiencies at all levels and decrease the timeframe to prepare consolidated IFRS accounts.

Need for qualified accounting personnel

We plan to validate the competency of our finance personnel, allocate the appropriate amount of resources to support our operations, as well as our external reporting responsibilities and analyze future resource requirements for the development and recruitment of qualified personnel. The analysis will be based on a projection of anticipated volume and activity over the next three years and will be implemented by establishing a program to recruit and develop personnel to meet present and future needs.

In 2005 and 2006, we increased the size of our financial reporting department by three employees, bringing the total number of employees to 13, eight of whom have ACCA or DipIFR certifications. In addition, we introduced a new continuing education program for key financial personnel that includes courses of instruction for the ACCA and CPA examinations. However, our ability to address this material weakness is impeded by the fact that Russia has available only a small number of accounting personnel with IFRS expertise and there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of IFRS, U.S. GAAP or other international standards. Such competition makes it difficult for us to hire and retain such personnel, and our key accounting staff may leave our company. Under these circumstances, we have had difficulty in remedying the material weakness identified by our independent registered public accounting firm.

Additional Remedial Measures

In addition to the preceding remedial measures we have taken and continue to take to correct the material weaknesses, we have also been working since 2003 with independent consultants, PricewaterhouseCoopers, as well as Deloitte and Touche since 2005, to improve our internal control over financial reporting. As of the date of this annual report, we have implemented the following additional measures:

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

Although we have undertaken the foregoing initiatives, the existence of material weaknesses is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period. In addition, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date. We are taking steps to refine our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, which will take effect beginning with the year ending December 31, 2006, and the efficacy of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review supported by confirmation and testing by management and by our internal auditors, as well as audit committee oversight. As a result, additional changes will be made to our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our independent registered public accounting firm reported material weaknesses in our internal control over financial reporting and we may not be able to remedy these material weaknesses or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.”

Other than the foregoing steps, since the date of the evaluation supervised by our management, there have been no material changes in our disclosure controls and procedures, or our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, our disclosure controls and procedures or our internal control over financial reporting.

Item 16A.   Audit committee financial expert

The Board of Directors has determined that Natalia A. Terentyeva is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Terentyeva is an independent board member as defined under the New York Stock Exchange Listing Standards as determined by the Board of Directors on June 24, 2006.

Item 16B.   Code of Ethics

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

Item 16C.   Principal Accountant Fees and Services

Audit fees

For professional services rendered for the audits of our financial statements and our consolidated subsidiaries for the fiscal years ended December 31, 2005 and 2004, LLC Ernst & Young, or Ernst & Young, billed a total of U.S.$1,312,000 and U.S.$925,000, respectively. These amounts are net of VAT and include fees billed for audits of our and certain of our consolidated subsidiaries’ financial statements prepared under both International Financial Reporting Standards and Russian statutory accounting regulations and the reading of the information included in our annual reports.

Audit-related fees

For professional audit-related services rendered, Ernst & Young billed us and our consolidated subsidiaries a total of U.S.$540,300 and U.S.$60,000, net of VAT, in 2005 and 2004, respectively. Audit-related services included the review of interim financial statements.

Tax fees

None.

All other fees

None.

Pre-approval policies and procedures

All of the audit and audit-related services described above were pre-approved by the Audit Committee. The Audit Committee considered whether the non-audit services rendered by Ernst & Young were compatible with maintaining its independence as auditors of our financial statements and determined that they were.

No hours expended by Ernst & Young to audit our financial statements for 2005 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

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

Item 16D.   Exemptions from the Listing Standards for Audit Committees

In accordance with Rule 10A-3(d) of the U.S. Exchange Act, we are required to disclose all exemptions from independent standards relating to the Audit Committee.

As of the date of this annual report, we relied on one exemption from the independence requirements of U.S. Exchange Act Rule 10A-3 (b)(1)(ii)(B) which allows foreign private issuers to have a non-management affiliated person with only observer status serve on the Audit Committee. Elena P. Selvich serves as a member of Audit Committee and meets the exception requirements set forth in U.S. Exchange Act Rule 10A-3(b)(1)(iv)(d) as she:

•       is a representative of our affiliate, Svyazinvest;

•       has only observer status on, and is not a voting member or the chair of, the Audit Committee; and

•       does not serve as our executive officer.

As of the date of this annual report, we did not rely on any exemptions other than as described above.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases by or on our behalf or any “affiliated purchaser” of shares or other units of any class of our equity securities during the period covered by this annual report.

Item 17.   Financial Statements

Not applicable.

Item 18.   Financial Statements

See pages F-1 to F-73 of the consolidated financial statements which are filed as part of this annual report.

Item 19.   Exhibits

Exhibit No.	Description
1.1

Charter (Articles of Association) of Open Joint Stock Company Long-Distance and International Communications Rostelecom (restated version No. 7), approved by the General Shareholders’ Meeting on June 24, 2006 +

1.2

Regulations on the General Shareholders’ Meeting of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 2), approved by the General Shareholders’ Meeting on June 15, 2003(2) +

1.3

Regulations on the Board of Directors of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 5), approved by the General Shareholders’ Meeting on June 24, 2006 +

1.4

Regulations on the Management Board of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 3), approved by the General Shareholders’ Meeting on June 24, 2006 +

1.5

Regulations on the General Director of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 1), approved by the General Shareholders’ Meeting on June 30, 2001(1) +

1.6	Regulations On the Audit Commission of OJSC Rostelecom (restated version No. 1), approved by the General Shareholders’ Meeting on June 24, 2006 +
4.1

Consortium Agreement, dated as of September 3, 2001, among Rostelecom and NPF Rostelecom-Garantia, ZAO North-West Telecombank, NP TSIPRT, OOO CB Russian Industrial Bank, ZAO Gamma-Invest, ZAO CFP-Finance and RTC-Leasing(2) +

4.1.1

Supplement to the Consortium Agreement, dated May 29, 2003, among Rostelecom and NPF Rostelecom-Garantia, ZAO North-West Telecombank, NP TSIPRT, OOO CB Russian Industrial Bank, ZAO Gamma-Invest, ZAO CFP-Finance and RTC-Leasing(2) +

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

4.14	Loan Agreement, dated August 16, 1994, among Rostelecom, the Council of Ministers of the Russian Federation and Vnesheconombank(4) +
4.15	Agency Agreement, dated June 5, 2003, among Rostelecom and OJSC Alfa-Bank(4) +
4.15.1	Amendment to Agency agreement, dated June 17, 2003, among Rostelecom and OJSC Alfa-Bank(4)
4.16	Debt Repayment Agreement among Ministry of Finance of the Russian Federation, Vnesheconombank and Rostelecom, dated June 19, 2003(4) +
4.17	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. 1-DVF dated August 8, 2003 between Rostelecom and Dalsvyaz +
4.18	Service Provision Agreement No. 753-05-23, dated January 1, 2006, between Rostelecom and Dalsvyaz +

4.19	Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract No. 05-21/0155, dated October 24, 2003, between Rostelecom and VolgaTelecom +
4.20	Service Provision Agreement No. 1096-05 (748-05-23), dated December 27, 2005, between Rostelecom and VolgaTelecom +
4.21	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. 03-01-01, dated August 1, 2003, between Rostelecom and North-West Telecom +
4.22	Service Provision Agreement No. 03-01-1035 (747-05-23), dated January 1, 2006, between Rostelecom and North-West Telecom +
4.23	Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom +
4.23.1	Appendix No. 1 (Form 1) to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom +
4.23.2	Appendix No. 1 (Form 2) to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom +
4.23.3	Appendix No. 2 to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom +
4.24	Agreement, dated December 28, 2005, on Amendments to Network Interconnection Contract No. 1-01, dated August 1, 2003, between Rostelecom and Sibirtelecom +
4.24.1	Additional Agreement No. 1, dated March 9, 2006, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003 +
4.24.2	Additional Agreement No. 2, dated March 9, 2006, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003 +
4.24.3	Additional Agreement No. 3, dated March 9, 2006, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003 +
4.25	Service Provision Agreement No. 751-05-23, dated December 28, 2005, between Rostelecom and Sibirtelecom +
4.25.1	Additional Agreement No. 1, dated January 1, 2006, to Service Provision Agreement No. 751-05-23, dated December 28, 2005, between Rostelecom and Sibirtelecom +
4.26	Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform +
4.26.1	Appendix No. 1 (Form 1) to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform +
4.26.2	Appendix No. 1 (Form 2) to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform +

4.26.3	Appendixes No. 2, 3, 4 to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform +
4.27	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. UF/D-MRK-01/03, dated August 1, 2003, between Rostelecom and Uralsvyazinform +
4.27.1	Additional Agreement No. 1a, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006 +
4.27.2	Additional Agreement No. 2, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006 +
4.27.3	Additional Agreement No. 3, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006 +
4.27.4	Additional Agreement No. 4, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006 +
4.27.5	Additional Agreement No. 5, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006 +
4.27.6	Additional Agreement No. 6, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006 +
4.27.7	Additional Agreement No. 7, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006 +
4.27.8	Version 2 of Appendix No. 5 to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006 +
4.28	Service Provision Agreement No. 752-05-23, dated January 1, 2006, between Rostelecom and Uralsvyazinform +
4.28.1	Additional Agreement No. 1, dated January 1, 2006, to Service Provision Agreement No. 752-05-23, dated January 1, 2006, between Rostelecom and Uralsvyazinform +
4.28.2	Additional Agreement No. 2, dated January 1, 2006, to Service Provision Agreement No. 752-05-23, dated January 1, 2006, between Rostelecom and Uralsvyazinform +
4.29	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. 1, dated August 1, 2003, between Rostelecom and Southern Telecommunications Company +
4.30	Service Provision Agreement No. 750-05-23, dated January 1, 2006, between Rostelecom and Southern Telecommunications Company +
4.31	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. No. CF-00-00-1100, dated August 1, 2003, between Rostelecom and CenterTelecom +
4.32	Service Provision Agreement No. 749-05-23, dated January 1, 2006, between Rostelecom and CenterTelecom +
8.1	List of subsidiaries of Rostelecom

11.1	The Code of Ethics of Rostelecom(4) +
12.1	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Date: June 30, 2006

OPEN JOINT STOCK COMPANY
LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS ROSTELECOM
By:	/s/ Dmitry Ye. Yerokhin
	Name:	Dmitry Ye. Yerokhin
	Title:	General Director (CEO) of OJSC Long-Distance and International Telecommunications Rostelecom
By:	/s/ Roman A. Frolov
	Name:	Roman A. Frolov
	Title:	Chief Accountant (CFO) of OJSC Long-Distance and International Telecommunications Rostelecom

OAO ROSTELECOM
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

OAO ROSTELECOM

CONSOLIDATED FINANCIAL STATEMENTS
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

FOR THE YEAR ENDED DECEMBER 31, 2005

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

2.                 Management considers that, in preparing the consolidated financial statements set out on pages  5 to 71, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that appropriate International Financial Reporting Standards have been followed.

3.                 The consolidated financial statements, which are based on the statutory accounting reports adjusted to comply with International Financial Reporting Standards, are hereby approved on behalf of the Board of Directors.

For and on behalf of the Board of Directors:

/s/ DMITRY YE. YEROKHIN

D.Ye. Yerokhin,

General Director

OAO Rostelecom
1st Tverskaya-Yamskaya, 14,
Moscow
Russian Federation

June 23, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of OAO Rostelecom

We have audited the consolidated balance sheets of OAO Rostelecom, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2005, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2005, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards as published by the International Accounting Standards Board.

As discussed in Note 5 to the financial statements, upon application of the revised IAS No. 39 in 2005, the Group retrospectively changed its method of accounting for investments for all periods presented.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

As described in Note 35 to the consolidated financial statements, this Note was restated to adjust the Group’s accounting for the impairment of property, plant and equipment under accounting principles generally accepted in the United States of America.

/s/ ERNST & YOUNG LLC

Moscow, Russia
June 23, 2006

OAO Rostelecom
CONSOLIDATED BALANCE SHEETS
(In millions of Russian Rubles, refer to Note 4)

	Notes	December 31, 2005	December 31, 2004	December 31, 2003
			(as restated, see Note 5)	(as restated, see Note 5)
ASSETS
Non-current assets
Property, plant and equipment	7	40,628	45,987	49,585
Goodwill	7	—	9	17
Investments in associates	9	331	2,511	2,381
Long-term financial investments	10	3,343	264	126
Other non-current assets		13	17	26
Total non-current assets		44,315	48,788	52,135
Current assets
Inventory		761	614	548
Accounts receivable	11	5,232	5,375	6,648
Prepaid income tax		373	238	433
Short-term investments	12	12,238	8,150	2,755
Cash and cash equivalents	13	2,398	1,255	2,529
Total current assets		21,002	15,632	12,913
Total assets		65,317	64,420	65,048
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	14	100	100	100
Retained earnings including other reserves		49,597	50,738	47,870
Total equity attributable to equity holders of the parent		49,697	50,838	47,970
Minority interest	16	—	—	191
Total equity		49,697	50,838	48,161
Non-current liabilities
Interest bearing loans—net of current portion	18	3,232	777	1,641
Non-current portion of finance lease payable	16	369	—	—
Non-current accounts payable	15	378	340	487
Non-current portion of vendor financing payable	17	—	353	—
Deferred tax liability	19	4,171	5,954	7,482
Total non-current liabilities		8,150	7,424	9,610
Current liabilities
Accounts payable, provisions and accrued expenses	15	4,056	3,191	3,567
Finance lease payable	16	52	—	—
Taxes payable		830	1,154	1,778
Vendor financing payable	17	1,677	706	—
Current portion of interest bearing loans	18	851	1,107	1,932
Short-term borrowings		4	—	—
Total current liabilities		7,470	6,158	7,277
Total liabilities		15,620	13,582	16,887
Total equity and liabilities		65,317	64,420	65,048

The notes on pages 8 to 73 are an integral part of these consolidated financial statements.

OAO Rostelecom
CONSOLIDATED STATEMENTS OF INCOME
(In millions of Russian Rubles unless otherwise stated, refer to Note 4)

		Year ended December 31,
	Notes	2005	2004	2003
			(as restated, see Note 5)	(as restated, see Note 5)
Revenue
Local operators		25,227	22,648	15,792
Subscribers		8,955	8,740	9,319
Foreign operators		4,706	4,560	4,483
Other		2,067	1,370	1,673
Total revenue	20	40,955	37,318	31,267
Operating expenses
Wages, salaries, other benefits and payroll taxes		(6,242)	(5,109)	(3,946)
Depreciation	7	(7,136)	(7,498)	(8,252)
Impairment of property, plant and equipment and goodwill	7	(4,970)	—	—
Charges by network operators—international		(7,059)	(6,484)	(5,913)
Charges by network operators—national		(8,741)	(7,883)	(4,053)
Administration and other costs	22	(3,877)	(3,353)	(4,060)
Taxes other than on income		(492)	(587)	(507)
Repairs and maintenance		(822)	(813)	(800)
Bad debt recovery/(expense)	11	140	(369)	(337)
Loss on sale of property, plant and equipment		(1,356)	(217)	(1,214)
Total operating expenses		(40,555)	(32,313)	(29,082)
Operating profit		400	5,005	2,185
Income/(loss) from associates and joint ventures	9	169	(25)	115
Interest expense		(77)	(13)	(202)
Interest income		886	478	402
Income from sale of investments		408	-	25
Other non-operating income, net	24	55	72	1,150
Foreign exchange (loss)/gain, net		(168)	102	72
Profit before tax		1,673	5,619	3,747
Current tax charge		(2,829)	(2,892)	(2,002)
Deferred tax benefit		2,134	1,539	1,780
Income tax expense	25	(695)	(1,353)	(222)
Profit for the period from continuing operations		978	4,266	3,525
Net loss from discontinued operations, net of tax, including impairment of property, plant and equipment of 419	23	—	—	(2,459)
Profit for the period		978	4,266	1,066
Attributable to:
Equity holders of the parent		978	4,266	346
Minority interest—continuing operations		—	—	70
Minority interest—discontinued operations		—	—	650
Minority interest—total		—	—	720
		Rubles	Rubles	Rubles
Earnings per share attributable to equity holders of the parent—basic and diluted	27	1.01	4.39	1.10
Earnings per share attributable to equity holders of the parent—continuing operations	27	1.01	4.39	3.63
Loss per share attributable to equity holders of the parent—discontinued operations	27	—	—	(2.53)

The notes on pages 8 to 73 are an integral part of these consolidated financial statements.

OAO Rostelecom
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of Russian Rubles, refer to Note 4)

	Year ended December 31,
	Note	2005	2004	2003
			(as restated, see Note 5)	(as restated, see Note 5)
Cash flows from operating activities
Profit before income tax		1,673	5,619	3,747
Adjustments to reconcile net income before tax and discontinued operations to cash generated from operating activities:
Net loss from discontinued operations before tax	23	—	—	(2,116)
Depreciation	7	7,136	7,498	8,276
Impairment losses	7, 23	4,970	—	551
Bad debt (recovery)/expense	11	(140)	369	339
(Income)/loss from associates and joint ventures	9	(169)	25	(203)
Loss on sale of property, plant and equipment		1,356	217	1,214
(Income)/loss from sale of investments		(408)	—	98
Net interest and other non-operating income		(864)	(537)	(422)
Loss from discontinued operations	23	—	—	804
Other non-monetary expense/(income)		—	4	(42)
Foreign exchange loss/(gain), net		168	(102)	(13)
Changes in net working capital:
(Increase)/decrease in accounts receivable		(421)	4,581	(2,540)
Increase in lease receivables		—	—	(3,685)
Decrease/(increase) in inventories		44	(81)	(46)
Increase/(decrease) in payables and accruals		49	(7,132)	(1,335)
Cash generated from operations		13,394	10,461	4,627
Interest paid		(193)	(94)	(956)
Interest received		766	202	577
Income tax paid		(3,024)	(2,815)	(2,173)
Net cash provided by operating activities		10,943	7,754	2,075
Cash flows from investing activities
Purchase of property, plant and equipment		(7,788)	(4,502)	(3,328)
Proceeds from sale of property, plant and equipment		183	289	21
Purchase of subsidiaries, net of cash acquired		—	—	(642)
Purchase of available-for-sale investments, net		(59)	—	—
Purchase of financial assets, other than available-for-sale investments		(32,174)	(13,550)	(8,415)
Proceeds from sale of available-for-sale investments, net of direct costs		699	—	1,453
Proceeds from sale of investment other than available-for-sale, net of direct costs		28,824	12,156	7,687
Dividends received from associates		99	74	13
Repayment of lease obligations	23	(33)	(520)	(3,520)
Cash acquired as a result of obtaining control over GlobalTel		140	—	—
Cash (disposed of)/received on discontinuance of segments, net of cash disposed of		—	—	91
Net cash used in investing activities		(10,109)	(6,053)	(6,640
Cash flows from financing activities
Drawdown of interest bearing loans		3,082	343	9,939
Repayment of interest bearing loans		(1,137)	(1,951)	(6,471
Proceeds from issuance of promissory notes		—	—	2,208
Redemption of promissory notes		—		(1,455)
Dividends paid		(1,637)	(1,359)	(706)
Dividends paid to minority shareholders of a subsidiary		—	—	(29)
Net cash provided by/(used in) financing activities		308	(2,967)	3,486
Effect of exchange rate changes on cash and cash equivalents		1	(8)	(34)
Net increase/(decrease) in cash and cash equivalents		1,143	(1,274)	(1,113)
Cash and cash equivalents at beginning of year		1,255	2,529	3,642
Cash and cash equivalents at the end of year		2,398	1,255	2,529
Non-monetary transactions:
Non-cash additions to property, plant and equipment		412	—	316

The notes on pages 8 to 73 are an integral part of these consolidated financial statements.

OAO Rostelecom
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
((In millions of Russian Rubles unless otherwise stated, refer to Note 4)

		Attributable to equity holders of the parent
	Note	Share capital	Unrealized gain on available-for-sale investments	Retained earnings	Total	Minority interest	Total equity
Balance at December 31, 2002		100	311	47,867	48,278	2,825	51,103
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	133	—	133	—	133
Transferred to profit on sale		—	(81)	—	(81)	—	(81)
Total income and expense for the period recognized directly in equity		—	52	—	52	—	52
Profit for the period (as restated)		—	—	346	346	720	1,066
Total income and expense		—	52	346	398	720	1,118
Minority interest in disposed subsidiaries		—	—	—	—	(3,322)	(3,322)
Purchase of minority interest			—	—	—	(3)	(3)
Dividends		—	—	(706)	(706)	(29)	(735)
Balance at December 31, 2003		100	363	47,507	47,970	191	48,161
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	32	—	32	—	32
Total income and expense for the period recognized directly in equity		—	32	—	32	—	32
Profit for the period (as restated)			—	4,266	4,266	—	4,266
Total income and expense			32	4,266	4,298	—	4,298
Minority interest in disposed subsidiaries			—	—	—	(191)	(191)
Dividends	14	—	—	(1,430)	(1,430)	—	(1,430)
Balance at December 31, 2004		100	395	50,343	50,838	—	50,838
						—
Effect of obtaining control over GlobalTel	6	—	—	(826)	(826)	—	(826)
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	736	—	736	—	736
Transferred to profit on sale		—	(243)	—	(243)	—	(243)
Total income and expense for the period recognized directly in equity		—	493	—	493	—	493
Profit for the period		—	—	978	978	—	978
Total income and expense		—	493	978	1,471	—	1,471
Dividends	14	—	—	(1,786)	(1,786)	—	(1,786)
Balance at December 31, 2005		100	888	48,709	49,697	—	49,697

The notes on pages 8 to 73 are an integral part of these consolidated financial statements.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

1.   REPORTING ENTITY

These consolidated financial statements are presented by OAO “Rostelecom” (“Rostelecom” or the “Company”), and its subsidiaries (together the “Group”), which are incorporated in the Russian Federation (“Russia”). The principal activity of the Group is the provision of intercity and international telecommunications services to the Government, businesses and individuals of Russia. The Group operates the main intercity network and the international telecommunications gateways of the Russian Federation, carrying traffic that originates in other national and international operators’ networks to other national and international operators for termination.

The Company’s headquarters are located in Moscow at 1st Tverskaya-Yamskaya Street, 14.

These consolidated financial statements incorporate the results of operations of the Company and its subsidiaries, as detailed in Note 8.

Rostelecom was established as an open joint stock company on September 23, 1993 in accordance with the Directive of the State Committee on the Management of State Property of Russia No. 1507-r, dated August 27, 1993. As of December 31, 2005, the Government of the Russian Federation controlled indirectly 50.67% of the voting share capital of the Company, by virtue of its 75% less one share direct holding in OAO Svyazinvest (“Svyazinvest”), the parent company of Rostelecom.

2.   BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board (“IASB”).

The Group maintains its accounting records and prepares its statutory accounting reports in accordance with Russian accounting legislation and instructions in Russian Rubles (Rbl). These consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards and interpretations prescribed by the IASB.

The consolidated financial statements have been prepared using the historical cost convention, restated for the effects of inflation up to December 31, 2002 (refer to Note 4), and modified by the initial valuation of property, plant and equipment as further disclosed in Note 5 to these consolidated financial statements, and measurement of available-for-sale investments at fair value (refer to Note 5). The functional currency of the Group and the reporting currency for these consolidated financial statements is the Russian Ruble (Rbl).

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the recoverability and depreciable lives of property, plant and equipment, fair values of assets and liabilities acquired in business combinations, post employment benefits, allowance for doubtful accounts, and deferred taxation. Actual results could differ from these estimates.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

2.   BASIS OF PRESENTATION (Continued)

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Impairment of Property, Plant and Equipment

The Group assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the assets’ recoverable amount. An asset’s recoverable amount is higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets. In 2005, the Group recognized an impairment loss of 4,970 (refer to Note 7).

The determination of impairment of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunication industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or group of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the value in use of the Group’s property, plant and equipment considers the impact of the new rules and regulations of the regulatory reform and restructuring of the national telecommunication sector as discussed in detail in Note 30(d). As part of this reform, a new price-setting and settlements mechanism among the telecom operators was introduced. Some elements of this mechanism remain unclear and may be subject to additional clarification from the regulators. If this mechanism is changed, this may significantly affect the management’s estimates of the future cash flows and operating results and, consequently, the amount of potential impairment of the Group’s property, plant and equipment.

The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the value in use include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

2.   BASIS OF PRESENTATION (Continued)

Useful Lives of Items of Property, Plant and Equipment

The Group assesses the remaining useful lives of items of property, plant and equipment at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

Fair Values of Assets and Liabilities Acquired in Business Combinations

The Group is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions.

Site Restoration Provisions

The Group reviews site restoration provisions at each balance sheet date and adjusts them to reflect the current best estimate in accordance with IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities”. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Considerable judgment is required in forecasting future site restoration costs. Future events that may affect the amount required to settle an obligation are reflected in the amount of a provision where there is sufficient objective evidence that they will occur.

Post-Employment Benefits

The Group uses actuarial valuation method for measurement of the present value of defined post-employment benefit obligations and related current service cost (refer to Note 26). This involves the use of demographic assumptions about the future characteristics of current and former employees who are eligible for benefits (mortality, both during and after employment, rates of employee turnover, etc.) as well as financial assumptions (discount rate, future salary and benefit levels, etc.).

Allowances

The Group makes allowances for doubtful accounts receivable. Significant judgment is used to estimate doubtful accounts. In estimating doubtful accounts historical and anticipated customer performance are considered. Changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in the consolidated financial statements. As of December 31, 2005, 2004 and 2003, allowances for doubtful accounts have been created in the amount of 1,371, 2,284 and 2,689, respectively (refer to Note 11).

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

3.   OPERATING ENVIRONMENT OF THE GROUP

General

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government’s policies and actions with regards to supervisory, legal, and economic reforms. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Group’s assets, and the ability of the Group to maintain or pay its debts as they mature. These consolidated financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Group’s consolidated financial statements in the period when they become known and can be reasonably estimated.

Regulatory reform in telecommunications industry

In 2005 new regulations in the national telecommunication sector were put in force. The new regulations allowed telecommunication operators to apply for long-distance telecommunication licenses. As a result, effective January 1, 2006, the Group’s status as a monopoly supplier of long distance and international communication services has been changed (refer to Note 30).

Currency exchange and control

Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the Ruble’s value fell significantly against the US Dollar, falling from a pre-crisis rate of approximately 6 Rubles to 1 US Dollar, to 27 Rubles to 1 US Dollar by the end of 1999. During 2000–2005, the Ruble’s value fluctuated between 26.9 and 31.8 to 1 US Dollar. As of June 23, 2006, the exchange rate was 26.97 Rubles to 1 US Dollar.

The following table summarizes the exchange rate of the Ruble to 1 US Dollar as of December 31, 2005, 2004 and 2003.

As of December 31,	Exchange Rate
2005	28.78
2004	27.75
2003	29.45

Source:           Central Bank of Russia

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Ruble. Such regulations place restrictions on the conversion of Rubles into foreign currencies and establish requirements for partial conversion of foreign currency sales to Rubles.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

3.   OPERATING ENVIRONMENT OF THE GROUP (Continued)

Inflation

The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

For the year ended December 31,	Annual inflation
2005	10.9%
2004	11.7%
2003	12.0%

Source:           Federal Service of Public Statistics

Taxation

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax) and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies. Therefore, the government’s implementation of these regulations is often inconsistent or nonexistent. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted those new/revised standards mandatory for financial years beginning on or after January 1, 2005. The changes in accounting policies result from adoption of the following new or revised standards:

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

•       IAS No. 28, “Investments in Associates”,

•       IAS No. 31, “Interests in Joint Ventures”,

•       IAS No. 32, “Financial Instruments: Disclosure and Presentation (revised 2003)”,

•       IAS No. 39, “Financial Instruments: Recognition and Measurement”,

•       IAS No. 40, “Investment Property”,

•       IFRS No.2, “Share-based Payment”,

•       IFRS No.3 “Business Combinations”,

•       IFRS No.4 “Insurance Contracts”.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

Except for the matters discussed below, the adoption of the above standards did not have a material impact on the Group’s results of operations, financial position, cash flows, disclosures and overall presentation of financial statements.

Upon application of the revised IAS No.1 and IAS No.27, the Group changed the format of presentation of financial statements and related disclosures, where needed. Minority interests in net assets of the Group’s subsidiaries are presented within equity, separately from parent shareholders’ equity. Previously, minority interests were presented separately from liabilities and equity in the Group’s consolidated balance sheets.

Upon application of the revised IAS No. 39, the Group reconsidered classification of its investments in bills of exchange in line with the provisions of this revised Standard. Accordingly, the Group re-represented bills of exchange as loans and receivables in the consolidated balance sheet as of December 31, 2004 and 2003. Reclassification of bills of exchange did not have a material impact on the Group’s results of operations, financial position and cash flows for all periods presented.

Upon application of revised IAS No.39, the Group recognizes holding gains and loses resulting from changes in fair value of available-for-sale investments as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the determination of net income. Previously, gains and losses resulting from changes in fair value of available-for-sale investments were included in determination of net income.

As required by transition provisions of IAS No.39, the Group applied this Standard retrospectively. The opening balance of retained earnings for the earliest prior period presented and all other comparative amounts were adjusted as if this Standard had always been in use.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

The summarized effect of adoption of IAS No.1 and IAS No.39 on the corresponding figures is as follows:

	As previously reported	Effects of application of IAS No.1	Effects of retrospective application of IAS No.39	As restated
Consolidated statement of income for the year ended 31 December 2003
Other non-operating income, net	1,219	—	(69)	1,150
Deferred tax benefit	1,763	—	17	1,780
Profit for the period from continuing operations	3,507	70	(52)	3,525
Net loss from discontinued operations, net of tax	(3,109)	650	—	(2,459)
Profit for the period	398	720	(52)	1,066
Earnings per share—basic and diluted	0.41	0.74	(0.05)	1.10
Earnings per share—continuing operations	3.61	0.07	(0.05)	3.63
Earnings per share—discontinued operations	(3.20)	0.67	—	(2.53)
Consolidated statement of income for the year ended 31 December 2004
Other non-operating income, net	115	—	(43)	72
Deferred tax benefit	1,528	—	11	1,539
Profit for the period from continuing operations	4,298	—	(32)	4,266
Profit for the period	4,298	—	(32)	4,266
Earnings per share—basic and diluted	4.42	—	(0.03)	4.39
Earnings per share—continuing operations	4.42	—	(0.03)	4.39
Consolidated statement of changes in shareholders’ equity for the year ended 31 December 2003
Profit for the period attributable to equity holders of the parent	398	—	(52)	346
Valuation gain on available-for-sale investments, net of tax	—	—	133	133
Transferred to profit on sale	—	—	(81)	(81)
Minority interest in disposed subsidiaries	—	(3,322)	—	(3,322)
Purchase of minority interest	—	(3)	—	(3)
Dividends	(706)	(29)	—	(735)
Consolidated statement of changes in shareholders’ equity for the year ended 31 December 2004
Profit for the period attributable to equity holders of the parent	4,298	—	(32)	4,266
Valuation gain on available-for-sale investments, net of tax—continuing operations	—	—	32	32
Minority interest in disposed subsidiaries	—	(191)	—	(191)

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

Principles of consolidation

The consolidated financial statements of the Group comprise the financial statements of the Company and its subsidiaries.

A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50% of the voting share capital of the entity, or by other means. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

All inter-company transactions, balances and unrealized gains on transactions between companies of the Group are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Where necessary, accounting policies for subsidiaries have been adjusted to conform to the policies adopted by the Group.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All extra losses are allocated to the Group.

Companies where the Group owns more than 50% of the voting share capital but the minority shareholder enjoys substantive participation rights and has effective veto rights that would prevent the Group from taking decisions that are significant in the ordinary course of business, i.e. the Group is unable to exercise control, are accounted for under the equity method.

The Group’s interest in joint venture which is jointly controlled entity is accounted for using the equity method of accounting until the date on which the Group ceases to have joint control over the joint venture. When the Group contributes or sells assets to the joint venture, any portion of gain or loss from the transaction is recognized based on the substance of the transaction. When the Group purchases assets from the joint venture, the Group does not recognize its share of the profit of the joint venture from the transaction until it resells the assets to an independent party.

Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20% and 50% of the voting ownership interest or by power to participate in the financial and operating policy decisions of associates. The Group’s share of the net income or losses of associates is included in the consolidated statement of income, the Group’s share of movement in reserves is recognized in equity and the Group’s share of the net assets of associates is included in the consolidated balance sheet.

An assessment of investments in associates for possible impairment or reversal of impairment recognized previously is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. When the Group’s share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group’s commitment to fund future losses. Unrealized profits that arise from transactions between the Group and its associates are eliminated in the proportion to the

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

Group’s share in such associates, and unrealized losses are excluded in the proportion to the Group’s share in such associates, if there is no evidence of indicators of impairment of an asset transferred.

Goodwill and excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost

Goodwill represents the excess of the cost of acquisition over the net fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associate. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortized. Instead it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. As at the acquisition date any goodwill acquired in acquisitions is allocated to each of the cash-generating units or groups of cash-generating units expected to benefit from the combination’s synergies, irrespective of whether other assets and liabilities of the Group are assigned to those units or group of units. Each unit or group of units to which goodwill is so allocated:

•       Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•       Is not larger than a segment based on either the Group’s primary or the Group’s secondary reporting format determined in accordance with IAS 14 “Segment Reporting”.

Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.

Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

In case of excess of the Group’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost of business combination the Group:

(a)          reassesses the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination:

(b)         recognizes in profit or loss any excess remaining after that reassessment immediately.

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

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

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Number of years
Buildings and site services	10–50
Cable and transmission devices:
•Channels	10–40
•Cable	30–40
•Radio and fixed link transmission equipment	15–20
•Telephone exchanges	15
Other	5–10

The useful life of an asset encompass the entire time they are available for use, regardless of whether during that time it is in use or is idle.

The useful lives and residual value of assets and methods are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for prospectively (refer to Note 7).

Depreciation of an asset ceases at the earlier of the date the asset is classified as held for sale and the date the asset is derecognized.

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

For the purpose of determining the opening balances on the first application of IFRS at 1 January 1994, the Company performed a valuation of the property, plant and equipment, as reliable historical cost information and information regarding acquisition dates was not available. These values were used as deemed cost. A brief description of the methodology applied in performing this valuation is set out below for each major asset category:

•  Buildings and site services—current replacement cost;

•  Cable and transmission devices—current replacement cost;

•  Telephone exchanges—modern equivalent asset;

•  Assets in course of construction—indexed historical cost.

Construction in progress represents properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until the constructed or installed asset is ready for its intended use.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Indefeasible Rights of Use (IRU)

Indefeasible Rights of Use (IRU) represent the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of lease term at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term unless there is a reasonable certainty that the Group will obtain ownership by the end of the lease term, in which case the assets are depreciated over their estimated useful lives.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

Inventory

Inventory principally consists of fuel and spare parts for the network. Inventory is stated at the lower of cost incurred in bringing each item to its present location and its net realizable value. Cost is calculated on a first in first out basis. Items used in the construction of new plant and equipment are capitalized as part of the related asset. Inventory used in the maintenance of equipment is charged to operating costs as utilized and included in repair and maintenance and other costs in these consolidated statements of income.

Accounts receivable

Trade and other accounts receivable are stated in the balance sheet at original invoice amount less an allowance for any uncollectible amounts. The allowance is created based on the historical pattern of collections of accounts receivable and specific analysis of recoverability of significant accounts.
Bad debts are written off in the period in which they are identified.

Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, investments (other than in consolidated subsidiaries and equity method investees), receivables, accounts payable and borrowings. The particular recognition methods adopted for financial instruments are disclosed in the individual policy statements associated with each item.

Financial assets are classified into the following categories: loans and receivables, held-to-maturity, at fair value through profit or loss and available-for-sale. The Group determines the classification of its investments after initial recognition. All purchases and sales are recognized on the settlement date, which is the date that the investment is delivered to or by the Group.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, not originated with the intent to be sold immediately. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Financial assets at fair value through profit and loss are financial assets which are either classified as held for trading or are designated by the Group as at fair value through profit or loss upon initial recognition. Financial assets are classified as held for trading if they are acquired for the purposes of selling in the near term. Gains and losses on investments held for trading are recognized in income.

Non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. All other investments not classified in any of the three preceding categories are classified as available-for-sale. After initial recognition available-for-sale investments are measured at fair value with gains and losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the determination of net income. Interest income from investments is accrued during the period in which it is earned.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

The Group had no securities classified as held-to-maturity or at fair value through profit or loss at December 31, 2005, 2004 and 2003. Loans and receivables, including bills of exchange, are stated at amortized cost determined on an individual basis.

Borrowings

Borrowings are initially recognized at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortized cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks, and highly liquid investments with original maturities of three months or less, with insignificant risks of diminution in value.

Deferred income taxes

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

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

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax credits and unused tax losses can be utilized:

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

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

The Company charges amounts to foreign network operators for incoming calls and other traffic that originate outside Russia. The Group is charged by foreign operators for completing international calls. These revenues and costs are shown gross in these consolidated financial statements.

Amounts payable to and receivable from the same operators are shown net in the balance sheet where a legal right of offset exists and there is intention either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Revenues from the sale of transmission capacity on terrestrial and submarine cables (indefeasible rights of use—IRU) are recognized on a straight-line basis over the life of the contract.

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

The Company also operates a defined benefit pension scheme which requires one-off contributions, representing net present value of future monthly payments to employees, to be made by the Company to

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

pension fund upon employees’ dismissal. A participating employee with fifteen or more years of service in telecommunication industry is eligible for the pension provided dismissal is accepted within six months after the statutory retirement age. The pension fund is liable for payments to the retired employees. Under the scheme benefits payable are indexed periodically. Actuarial gains and losses are recognized in the statement of income immediately.

The Company also participates in a defined contribution plan. Contributions made by the Company on defined contribution plans are charged to expenses when incurred. Effective January 1, 2004, maximum contribution is established at 100 Rubles per month per employee.

The Company also grants additional pensions to employees as an incentive to retire at statutory retirement age. Contributions are made to a separately administered fund. Based on a history of paying such postretirement benefits, the plan is accounted for as a defined benefit pension scheme (refer to Note 26).

The Company accrues for the employees’ compensated absences (vacations) as the additional amount that the Company expects to pay as a result of the unused vacation that has accumulated at the balance sheet date.

Under provision of the Russian legislation, social contributions are made through a unified social tax (“UST”) calculated by the Group by the application of a regressive rate (from 26% to 17%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 20% to 14% depending on the annual gross salary of each employee. The Company’s contributions relating to UST are expensed in the year to which they relate.

Advertising costs

Advertising costs are charged to the statement of income as incurred (refer to Note 22).

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

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

As at December 31, 2005, 2004 and 2003, the rates of exchange used for translating foreign currency balances were (in Russian Rubles for one unit of foreign currency):

	2005	2004	2003
US Dollars	28.78	27.75	29.45
Japanese Yen	0.2453	0.2675	0.2754
Special Drawing Rights (SDR)	41.13	42.98	43.60
EURO	34.18	37.81	36.82

Source: the Central Bank of Russia

Dividends

Dividends are recognized when the shareholder’s right to receive the payment is established. Dividends in respect of the period covered by the financial statements that are proposed or declared after the balance sheet date but before approval of the financial statements are not recognized as a liability at the balance sheet date in accordance with IAS No. 10, “Events After the Balance Sheet Date”. The amount of dividends proposed or declared after the balance sheet date but before the financial statements were authorized for issue is disclosed in Note 14.

Minority interest

Minority interest includes that part of the net results of operations and of net assets of subsidiaries attributable to interests which are not owned, directly or indirectly through subsidiaries, by the Company. Minority interest at the balance sheet date represents the minority shareholders’ portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minority’s portion of movements in net assets since the date of the combination. The losses applicable to the minority interest holder in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary.

The excess, and any further losses applicable to the minority, are charged against the majority interest, except to the extent that the minority has a binding obligation to, and is able to, make good for the losses. If the subsidiary subsequently reports profits, the majority interest holder is allocated all such profits until the minority’s interest holder share of losses previously absorbed by the majority has been recovered. If a subsidiary or an associate has outstanding cumulative preferred shares which are held outside the Group, the Company computes its share of profit or losses after adjusting for the preferred dividends, whether or not the dividends have been declared.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

Minority interest in the acquiree is stated at the minority’s interest holder proportion of the net fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities recognized as part of allocating the cost of the combination at the acquisition date.

Earnings per share

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

Segment information

Operating segments are the primary segments of the Group. Through December 1, 2003, the Group identified the following operating segments:

•       Telecommunications services

•       Leasing services

•       Banking and investing activities

Effective December 1, 2003, the Company discontinued two of its components represented by the leasing and banking and investing business segments (refer to Notes  21 and 23) and operates only in one segment being provision of telecommunication services.

Operating segments were identified based on the organizational structure of the Group and types of activities the Company and its subsidiaries are engaged in.

The accounting principles used to reflect transactions between reportable segments are the same as those used for transactions with external parties.

Discontinued operations

Assets or disposal groups that are expected to be sold and meet specific criteria are measured at the lower of carrying amount and fair value less costs to sell. Such assets are not depreciated and are presented separately in the balance sheet.

Operations forming a major line of business or area of geographical operations are classified as discontinued when the assets in the operations are classified as held for sale or when the entity has disposed of the operation. The results of discontinued operations are shown separately on the face of the income statement and respective amounts for prior periods presented in the financial statements are re-represented so that this presentation relate to all operations that have been classified as discontinued by the latest balance sheet date.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

5.   PRINCIPAL ACCOUNTING POLICIES (Continued)

Reclassifications

Certain amounts reported in the prior period consolidated financial statements have been reclassified to conform with the current year presentation.

New accounting pronouncements

During 2004-2005, the IASB published several revised International Accounting Standards, issued several new International Financial Reporting Standards and gave notice of the withdrawal of one International Accounting Standard. Most of these revised and new standards will apply to accounting periods commencing on or after January 1, 2006. The new pronouncements are the following:

•       IAS No. 19 (amended 2004), “Employee Benefits”,

•       IAS No. 39 (amended 2005), “Financial Instruments: Recognition and Measurement”,

•       IFRS No.6 “Exploration for and Evaluation of Mineral Resources”,

•       IFRS No.7 “Financial Instruments: Disclosures”,

•       IFRIC No.4 “Determining whether an Arrangement contains a lease”,

•       IFRIC No.5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds”

•       IFRIC No. 6 “Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment”,

•       IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies”,

•       IFRIC 8 “Scope of IFRS 2”

The Group expects that the adoption of the pronouncements listed above will have no significant impact on the Group’s results of operations, financial position and cash flows in the period of initial application.

6.   BUSINESS COMBINATIONS

The Group owns 51% of the ordinary shares of GlobalTel, a Russian closed joint stock company since inception of GlobalTel. GlobalTel was created in 1996 to provide access to a US-based global mobile satellite telephone network. Since the time of its launch, the global satellite network has experienced technical problems and low subscriber interest, as the result of which GlobalTel has only recently developed its operations beyond the development stage. The US owner of the satellite network also owns the remaining 49 per cent of GlobalTel. The charter of GlobalTel, its by-laws and the way GlobalTel historically conducted its operations provided for substantive participation of both shareholders in the economic activities of GlobalTel. The minority shareholder had effective veto rights that would prevent the Group from causing GlobalTel to take an action that is significant in the ordinary course of its business. Because effective control of GlobalTel did not rest with the Group, management accounted for the investment in GlobalTel under the equity method. The Group did not recognize its share in losses of

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

6.   BUSINESS COMBINATIONS (Continued)

GlobalTel as the accumulated share in losses of GlobalTel exceeded the investment of the Group in GlobalTel. Loans and other accounts receivable from GlobalTel were fully provided for as a loss from GlobalTel. Any receipts from GlobalTel in respect of the loans and receivable were recognized as gain from associates in the period they were received.

On April 25, 2005 the shareholders’ meeting of GlobalTel approved a new charter which abolished the other shareholder’s veto and substantive participation rights. The Group assessed that these changes resulted in it obtaining control over GlobalTel, thus, converting it from jointly controlled entity to a subsidiary of the Group. Consequently, the results of operations and financial position of GlobalTel were consolidated in the financial statements of the Group in accordance with IAS No. 27, “Consolidated Financial Statements and Accounting for Investments in Subsidiaries”, prospectively beginning from April 25, 2005.

The obtaining control over GlobalTel was accounted for using the purchase method, in accordance with provisions of IFRS 3, “Business combinations”. Accordingly, the results of operations and financial position of GlobalTel were consolidated by the Group beginning from April 25, 2005. The following table summarizes the fair values of net assets acquired at the date of obtaining control:

April 25, 2005
Property, plant and equipment	357
Inventories	191
Trade and other accounts receivable	37
Other current assets	161
Cash	138
Short-term debt (Loral)	(219)
Vendor financing (Globalstar)	(1,206)
Lease liabilities	(86)
Other current liabilities	(199)
Provisional fair value of net assets acquired	(826)
Share in accumulated deficit of GlobalTel	826
Total investment	—

From the date of acquisition, GlobalTel has contributed 37 to the reduction of the net profit of the Group. If the combination had taken place at the beginning of the year, the profit for the Group would have been 976 and revenue would have been 41,178.

In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company’s net assets, as determined under Russian accounting legislation, fall below certain minimum levels, specifically below zero, the company can be forced to liquidate. GlobalTel has had, and continue to have, negative equity as reported in its Russian statutory financial statements. Management believes that the risk of the initiation of statutory liquidation procedures or other material adverse actions is remote.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

7.   PROPERTY, PLANT AND EQUIPMENT

The net book value of property, plant and equipment as of December 31, 2005, 2004 and 2003 was as follows:

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2005	22,507	123,287	24,470	4,313	174,577
Additions	—	—	—	7,944	7,944
Additions with acquired subsidiaries	—	328	28	79	435
Disposals	(1,055)	(11,527)	(2,204)	(8)	(14,794)
Transfer	228	1,886	3,425	(5,539)	—
Reclassification	3,952	(2,423)	(1,529)	—	—
At December 31, 2005	25,632	111,551	24,190	6,789	168,162
Accumulated Depreciation and Impairment
At January 1, 2005	(15,242)	(95,634)	(17,714)	—	(128,590)
Depreciation expense	(757)	(4,761)	(1,618)	—	(7,136)
Impairment losses	(1,112)	(2,687)	(1,026)	(136)	(4,961)
Disposals	679	10,460	2,014	—	13,153
Reclassification	(1,506)	228	1,278		—
At December 31, 2005	(17,938)	(92,394)	(17,066)	(136)	(127,534)
Net book value at December 31, 2005	7,694	19,157	7,124	6,653	40,628

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2004	23,386	122,290	23,266	5,345	174,287
Additions	—	—	—	4,773	4,773
Disposals	(950)	(2,068)	(958)	(14)	(3,990)
Disposal of subsidiaries	—	(241)	(131)	(121)	(493)
Transfer	71	3,306	2,293	(5,670)	—
At December 31, 2004	22,507	123,287	24,470	4,313	174,577
Accumulated Depreciation
At January 1, 2004	(15,471)	(92,756)	(16,475)	—	(124,702)
Depreciation expense	(544)	(4,901)	(2,053)	—	(7,498)
Disposals	773	1,957	754	—	3,484
Disposal of subsidiaries	—	66	60	—	126
At December 31, 2004	(15,242)	(95,634)	(17,714)	—	(128,590)
Net book value at December 31, 2004	7,265	27,653	6,756	4,313	45,987

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

7.   PROPERTY, PLANT AND EQUIPMENT (Continued)

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2003	24,012	127,811	23,635	3,872	179,330
Additions	—	—	—	3,579	3,579
Additions with acquired subsidiaries	580	—	—	—	580
Disposals	(1,294)	(5,646)	(784)	(56)	(7,780)
Disposal of subsidiaries and write-down of property, plant and equipment	(580)	(551)	(291)	—	(1,422)
Transfer	668	676	706	(2,050)	—
At December 31, 2003	23,386	122,290	23,266	5,345	174,287
Accumulated Depreciation
At January 1, 2003	(15,823)	(92,369)	(14,860)	—	(123,052)
Depreciation—continuing operations	(546)	(5,353)	(2,353)	—	(8,252)
Depreciation—discontinued operations	—	—	(24)	—	(24)
Disposals	898	4,966	659	—	6,523
Disposal of subsidiaries	—	—	103	—	103
At December 31, 2003	(15,471)	(92,756)	(16,475)	—	(124,702)
Net book value at December 31, 2003	7,915	29,534	6,791	5,345	49,585

Impairment of property, plant and equipment

As discussed in detail in Note 30, as part of the regulatory reform and restructuring of the national telecommunications sector aimed to facilitate competition and make the industry more attractive for investors, in 2005 the Ministry of Telecommunications issued a number of new rules and regulations that resulted in change of the Group’s status as a monopoly supplier of long distance and international communications effective 1 January 2006.

The Group performed the assessment of the impact of the new rules and regulations on its business and results of operations that resulted in a 4,970 impairment loss recognized in the statement of income for the year ended 31 December 2005 related to write-down of certain property, plant and equipment of 4,961 and goodwill of 9 to their recoverable amount. The recoverable amount of property, plant and equipment was based on value in use and was determined at the cash-generating unit level. The cash-generating unit consists of the Company and its subsidiaries: Westelcom and MTs NTT. Impairment analysis was performed based on the value in use as fair value less cost to sell cannot be determined reliably. In determining value in use for the cash-generating unit, the cash flows were discounted at a rate of 16.65% on a pre-tax basis and cash flows beyond the 5-year period were extrapolated using a 5% growth rate.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

7.   PROPERTY, PLANT AND EQUIPMENT (Continued)

Leased assets

Leased assets as of December 31, 2005, where the Group is a lessee of IRU under a finance lease, comprised of the following:

2005
Cost—capitalized finance leases	412
Impairment loss and accumulated depreciation	(51)
Net book value	361

Refer to Note 16 for further details regarding finance leases.

Changes in estimate of useful lives

During 2002, the Group formalized a plan to discontinue leasing satellite channels beginning from February 2003. The Group has accordingly revised its estimate of the remaining period of use of the satellite channels. Depreciation expense of 210 was recognized in the consolidated statement of income for the year ended December 31, 2003, net book value of these assets amounted to nil as of December 31, 2005, 2004 and 2003. Amounts receivable from the lessor net of allowance for doubtful accounts receivable of 253, amounting to nil (2004: nil, 2003: 525) are included in other accounts receivable as of December 31, 2005, 2004 and 2003, respectively.

In March 2006 the Company formalized a plan to gradually discontinue using analog trunk lines and equipment beginning from January 2006 through the end of 2010. The Company has accordingly revised its estimate of the remaining period of use of the analog lines and equipment. The change in accounting estimates will be accounted for on a prospective basis effective January 1, 2006.

Site restoration provision

In connection with the above plan to discontinue using analog trunk lines and equipment the Group recognized a site restoration obligation of 25 in the consolidated balance sheet as of December 31, 2005 (refer to Note 15). The above costs the Group expects to incur in connection with abandonment and land restoration are included in additions to Cable and transmission devices for the year ended December 31, 2005.

Interest capitalization

Interest amounting to 118, 161 and 123 was capitalized in property, plant and equipment for the years ended December 31, 2005, 2004 and 2003. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 5.4%, 6.1%, and 6.3%, respectively.

Pledged property, plant and equipment

Property, plant and equipment with a carrying value of 3,837, 2,066 and 2,158 was pledged in relation to loan agreements entered into by the Group as of December 31, 2005, 2004 and 2003, respectively (refer to Note 18). In addition, as of December 31, 2005 the Satellite Gateway equipment with a carrying value of

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

7.   PROPERTY, PLANT AND EQUIPMENT (Continued)

206 was pledged in connection with vendor financing received from Globalstar L.P. (minority shareholder of GlobalTel). Currently, GlobalTel is in default on this vendor financing (see also Note 17).

Discontinued operations

Included in the roll-forward of fixed assets movements for the year ended December 31, 2003 in the line “Disposal of subsidiaries and write-down of property, plant and equipment” is the amount of (551) representing partial impairment of property, plant and equipment as a result of discontinuing the leasing and banking and investing segments (refer to Note 23).

Reclassification

Certain items of property, plant and equipment were reclassified during 2005 as a result of property, plant and equipment register verification. These reclassifications did not have significant impact on the amount of depreciation expense for all period presented.

8.   SUBSIDIARIES

These consolidated financial statements include the assets, liabilities and results of operations of Rostelecom and the following of its subsidiaries, all registered in the Russian Federation:

Subsidiary	Main activity	Effective share of the Group as of December 31, 2005	Effective share of the Group as of December 31, 2004	Effective share of the Group as of December 31, 2003
ZAO GlobalTel (“GlobalTel”) (see Note 6)	Satellite telecommunications	51%	51%	51%
ZAO MTs NTT (“MTs NTT”)	Fixed line telecommunication services	100%	100%	100%
ZAO Westelcom (“Westelcom”)	Leasing of telecommunication equipment	100%	100%	100%

In April 2005, according to the changed charter of GlobalTel, the Group obtained control over GlobalTel and consolidated the latter in these financial statements as of December 31, 2005 (refer to Note 6). In the consolidated balance sheets of the Group as of December 31, 2004 and 2003 GlobalTel was accounted for under the equity method as a jointly controlled entity and included in investments in associates due to minority veto rights.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

9.   INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Movements in investments in associates and joint ventures during the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Beginning of year	2,511	2,381	2,635
Additions	22	110	—
Dividends received	(96)	(74)	(13)
Share in income included in continuing operations	316	170	36
Share in income included in discontinued operations	—	—	91
Removed investments on consolidation	(21)	—	—
Reclassification to long-term investments	—	(26)	—
Reclassification of investment in Golden Telecom	(2,197)	—	—
Disposal of associates	(204)	—	(368)
Reclassification of investments in ZAO Telecom-center (refer to Note 12)	—	(50)	—
End of year	331	2,511	2,381

Total income from associates and joint ventures presented in the consolidated statements of income is composed of the following:

	2005	2004	2003
Share in income/ (loss) of associates included in movements in investments in associates	316	170	36
(Loss) /income from GlobalTel (joint venture)	(147)	(195)	79
Total gain/(loss) from associates	169	(25)	115

Investments in associates and joint ventures as of December 31, 2005, 2004 and 2003 were as follows:

Associate	Main activity	Voting share capital, %	2005 Carrying amount	2004 Carrying amount	2003 Carrying amount
OAO RTComm.RU	Internet services	31	222	156	—
OAO MMTS-9	Telecommunication services	49	73	60	47
Golden Telecom, Inc., USA (“Golden Telecom”)	Telecommunication services	11.04 (2004: 11.08, 2003: 11.19)	—	2,067	2,066
GlobalTel (refer to Note 6 and Note 8)	Satellite telecommunications	51	—	—	—
ZAO Telmos	Telecommunication services	20	—	197	177
ZAO Telecom—center (refer to Note 12)	Telecommunication services	45	—	—	46
Other	Various		36	31	45
Total investments in associates			331	2,511	2,.381

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

9.   INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

Summarized financial information as of December 31, 2005, 2004 and 2003 and for the years then ended of the associates disclosed above is presented below:

Aggregate amounts	2005	2004	2003
Assets	1,353	24,755	22,718
Liabilities	449	5,476	4,434
Revenue	3,401	20,051	12,044
Net income	226	2,151	1,667

All associates except for specifically otherwise mentioned are registered in the Russian Federation.

The main activity of RTComm.RU is provision of Internet access services to enterprises and individuals. As of December 31, 2005, 2004 and 2003, Rostelecom owned 31.09% of voting shares of RTComm.RU.

In September 2002, as a result of a sale of its 50% interest in EDN Sovintel to Golden Telecom, Inc. the Company acquired 4,024,067 ordinary shares of Golden Telecom. The excess of purchase price paid for shares of Golden Telecom over the fair value of identifiable net assets acquired in amount of 762 was determined to be amortized over the period of 8 years. Amortization charge of 95 reduced gain from associates (before tax) for both years ended December 31, 2004, and 2003. The unamortized part of 540 and 635 was included in carrying amount of investment in Golden Telecom as of December 31, 2004 and 2003, respectively.

During 2003 and 2004, as a result of a number of transactions initiated by the shareholders of Golden Telecom, the Company’s share in the voting stock of Golden Telecom was diluted by 3.82%, from 14.9% as of December 31, 2002 to 11.08% as of December 31, 2004 (2003: 11.19%). The dilution of interest was accounted for as sale of interest in the associate. Loss of 15 and gain of 2 resulting from the dilution of interest were included in gain from associates in these consolidated statements of income for the years ended December 31, 2004 and 2003, respectively.

Management performed the analysis of the changes in the shareholders’ structure of Golden Telecom during 2002, 2003 and 2004, and concluded that Rostelecom continued to exercise significant influence over the financial and operating policies of Golden Telecom through representation on its Board of Directors since in accordance with the Shareholders’ Agreement Rostelecom had the right to appoint 2 out of 10 members to the Board of Directors of Golden Telecom. Accordingly, investment into Golden Telecom was accounted for using the equity method in the consolidated financial statements.

In December 2005, provisions in the Shareholders’ Agreement that gave to the Company the right to appoint two directors to the Board of Golden Telecom lapsed and effective December 1, 2005, the Company’s remaining rights are limited to maintaining membership of less than two directors in the Board of Golden Telecom, depending on the current effective voting power in the latter.

Management believes that the above change brought to cessation the Group’s significant influence over Golden Telecom effective December 1, 2005. Consequently, in accordance with IAS No. 28, “Investments in associates”, effective December 1, 2005, the Group discontinued applying equity method of accounting for its investment in Golden Telecom and reclassified this investment as an available-for-sale financial asset, as described in IAS No. 39, “Financial instruments: recognition and measurement”, with initial cost

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

9.   INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

equal to carrying value of equity investment in Golden Telecom at the date of the reclassification. As of December 31, 2005 investment in Golden Telecom is measured at its fair value determined based on NASDAQ closing bid price at the last trading day. (Refer to Note 9).

In April 2005, according to the changed charter of GlobalTel, the Group obtained control over GlobalTel and consolidated the latter in these financial statements as of December 31, 2005 (refer to Note 6 and Note 8).

In March 2005, the Group sold its 20% interest in ZAO Telmos to AFK “Systema” for a cash payment of 235.

The carrying amount of investments in associates in these consolidated financial statements is equal to the Group’s share of underlying equity in the net assets of investee companies, including goodwill, if any. All associates have a December 31 year-end.

Accounting policies of associates may not comply with accounting policies used by the Group in preparation of these consolidated financial statements. In the opinion of management, differences in accounting policies of associates do not materially affect the Group’s share in income (loss) of associates.

10.   LONG-TERM FINANCIAL INVESTMENTS

Long-term financial investments are Ruble denominated and as of December 31, 2005, 2004 and 2003 comprised the following:

	2005	2004	2003
Notes receivable	—	94	29
Investment in Golden Telecom	3,017	—	—
Investment in OAO Sberbank of Russia	298	107	60
Other long-term financial investments	28	63	37
Total long-term financial investments	3,343	264	126

Investments in OAO Sberbank of Russia are classified as available-for-sale financial assets and stated at fair value (see also Note 5).

Following from cessation of Rostelecom’s significant influence over Golden Telecom investment in the latter was reclassified into available-for-sale financial asset (refer to Note 9) and included in the long-term investments as of December 31, 2005 at fair value. The revaluation gain for the period from the date the Group lost significant influence over Golden Telecom through December 31, 2005 of 475 net of deferred income tax effect of 345 is recognized directly in equity for the year ended December 31, 2005.

In February 2005, the Group sold its 5% interest in MTT with a carrying value of 180 to AFK “Systema” for a cash payment of 180. As of December 31, 2004 and 2003 investment in MTT was included in other long-term financial investments.

In October 2005, the Group sold its 44% interest in ZAO “Teleport-TP” with a carrying value of 0.001 to OOO “Orbita-Telecom” for a cash payment of 13. As of December 31, 2004 and 2003 investment in ZAO “Teleport-TP” was included in other long-term financial investments.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

10.   LONG-TERM FINANCIAL INVESTMENTS (Continued)

In March 2005, the Group sold its 99% interest in OOO “Informtek” and its 30% interest in ODO “Teleradiocompany Yalta” to OOO “Kredo Esperto Yure” for a cash payment of 19 and 8, respectively. The carrying value of these investments amounted to nil.

11.   ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2005, 2004 and 2003 comprised the following:

	2005	2004	2003
Trade accounts receivable	4,224	5,303	6,474
Less: allowance for doubtful trade accounts receivable	(898)	(1,774)	(2,406)
Trade accounts receivable, net	3,326	3,529	4,068
Prepayments	379	396	425
Prepaid taxes other than on income	1,210	1,265	1,507
Other accounts receivable	790	695	931
Less: allowance for doubtful other accounts receivable	(473)	(510)	(283)
Other accounts receivable, net	1,906	1,846	2,580
Total accounts receivable	5,232	5,375	6,648

Trade accounts receivable, net of allowances for doubtful accounts, include amounts totaling 459 (2004: 450, 2003: 761) due from foreign telecommunications operators which are denominated in foreign currencies, principally represented by Special Drawing Rights (“SDR”) and US dollars, and amounts totaling 1,626 (2004: 1,511, 2003: 1,739) due from local telephone operators denominated in Russian Rubles. As of December 31, 2005, 2004 and 2003, the carrying value of trade accounts receivable approximated their fair value.

The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Balance, beginning of year	2,284	2,689	2,443
(Recovery)/Provision for doubtful accounts receivable—continuing operations	(140)	369	337
Provision for doubtful accounts receivable—discontinued operations	—	—	2
Accounts receivable written-off	(773)	(774)	(93)
Balance, end of year	1,371	2,284	2,689

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

12.   SHORT-TERM INVESTMENTS

Short-term investments include investments available-for-sale, which are stated at fair value, and loans and receivables which are stated at amortized cost using the effective interest rate method. Short-term investments comprised the following as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
VEB bonds (USD denominated)	—	195	199
Bills of exchange	5,312	5,247	1,855
Short-term deposits and deposit certificates	6,878	2,658	700
Investments in ZAO Telecom-center	—	50	—
Other	48	—	1
Total short-term investments	12,238	8,150	2,755

Bills of exchange and short-term deposits and deposit certificates are classified as loans and receivables.

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

Vnesheconombank (VEB) bonds, bearer securities guaranteed by the Ministry of Finance of Russia, had maturity date May, 14, 2008, and were stated in the consolidated balance sheets as of December 31, 2004 and at market value based on quotations obtained from the over the counter market. In June 2005 the Group sold Vnesheconombank (VEB) bonds for consideration of 202.

The Group invests temporarily available funds in bills of exchange issued by various Russian companies maturing within 12 months after the balance sheet date or with no fixed maturity, which the Group plans to sell during the next year. The bills of exchange bear interest in the range from 7.26% to 13.92% and are denominated in Rubles, as well as in foreign currencies. As of December 31, 2005, approximately 33% (2004: 40%, 2003: 26%) of the Group’s total bills of exchange are denominated in foreign currencies, represented by US dollars. The Group uses bills of exchange as a financial instrument primarily for the purpose of receiving financial income.

Bills of exchange include promissory notes issued by OAO Svyazbank, which is related party (refer to Note 29), of 4,346 (2004: 590, 2003: 7) and Russian Industrial Bank (related party and subsidiary of RTC-Leasing, refer to Notes 23 and 29) of nil (2004: 795, 2003: nil). Short-term deposits include deposits in ZAO Promsvyazbank of 3,274 (2004: 500, 2003: 700), deposits in OAO Svyazbank of nil (2004: 900, 2003: nil) and deposits in Russian Industrial Bank of 1,817 (2004: 242, 2003: nil). Refer to Note 13 for cash held in these banks. Management of the Group is constantly monitoring financial position and performance of these banks and believes that amounts invested in promissory notes, cash and short-term deposits are fully recoverable.

In March 2005, the Group sold its 45% interest in ZAO Telecom-Center with a carrying value of 50 to OOO “Orbita”, which is unrelated party, for a cash payment of 68.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

13.   CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2005, 2004 and 2003 included cash on hand and at bank accounts as follows:

	2005	2004	2003
Cash on hand	2	1	2
Cash at bank—Rubles	2,165	379	1,736
Cash at bank—Foreign currencies	58	53	236
Short term deposits—Rubles	170	752	405
Short-term deposits—Foreign currencies	—	66	147
Other	3	4	3
Total cash and cash equivalents	2,398	1,255	2,529

As of December 31, 2005, cash at bank in foreign currencies held in escrow accounts on behalf of providers of loans to the Company amounted to nil (2004: 32, 2003: 105).

Cash at bank denominated in Rubles include cash held in Russian Industrial bank of 22 (2004: 7, 2003: 561) and cash held in OAO Svyazbank of 539 (2004: 8, 2003: nil). Cash at bank denominated in foreign currencies include cash held in Russian Industrial Bank of 3 (2004: 1, 2003: 37). Short-term deposits denominated in Rubles include cash held in Russian Industrial Bank of nil (2004: 300, 2003: 147).

14.   SHAREHOLDERS’ EQUITY

Share capital

The authorized share capital of the Company as of December 31, 2005, 2004 and 2003 comprised 1,634,026,541 ordinary shares and 242,832,000 non-redeemable preferred shares. The par value of both ordinary and preferred shares amounted to Rbl 0.0025 per share.

As of December 31, 2005, 2004 and 2003, the issued and outstanding share capital was as follows:

	Number of shares	Nominal value	Carrying amount
Ordinary Shares, Rbl 0.0025 par value	728,696,320	1.822	75
Preferred Shares, Rbl 0.0025 par value	242,831,469	0.607	25
Total	971,527,789	2.429	100

There were no transactions with own shares during 2005, 2004 and 2003.

The Board of Directors of Rostelecom is authorized under its Charter to issue additional ordinary shares up to the total of the authorized share capital without further approval of shareholders.

The nominal share capital of the Company recorded on its incorporation has been indexed, to account for the effects of inflation from that date through December 31, 2002. The share capital in the Russian statutory accounts at December 31, 2005, 2004 and 2003 amounted to 2,428,819 nominal (uninflated) Rubles.

Ordinary shares carry voting rights with no guarantee of dividends.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

14.   SHAREHOLDERS’ EQUITY (Continued)

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

Distributable earnings of all entities included in the Group are limited to their respective retained earnings, as mandated by statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2005, 2004 and 2003 amounted to 28,972, 20,670 and 14,452, respectively.

Reserve capital

In accordance with the Company’s Charter, Rostelecom has to maintain a reserve fund through a mandatory annual transfer of at least 5% of its statutory net profits up to the maximum amount of 15% of its statutory share capital. As of December 31, 2005, 2004 and 2003 the statutory reserve fund amounted to 364,323 nominal (uninflated) Rubles.

Dividends

Dividends declared to holders of preferred and ordinary shares in respect of the years ending December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Dividend—preferred shares	722	790	310
Dividend—ordinary shares	1,064	640	396
	1,786	1,430	706
	Rbl	Rbl	Rbl
Dividend per preferred share	2.97	3.25	1.27
Dividend per ordinary share	1.46	0.88	0.54

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

15.   ACCOUNTS PAYABLE, PROVISIONS AND ACCRUED EXPENSES

Accounts payable, provisions and accrued expenses consisted of the following as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
Trade accounts payable	3,064	2,226	2,916
Short-term portion of pension obligations (refer to Note 26)	49	76	85
Short-term portion of site restoration provisions	8	—	—
Compensation related accruals	540	444	361
Other accrued expenses	339	325	156
Dividends payable	56	120	49
Current accounts payable, provisions and accrued expenses	4,056	3,191	3,567
Long-term portion of pension obligations (refer to Note 26)	123	108	121
Long-term portion of site restoration provisions	17	—	—
Long-term advances received	87	112	129
Other long-term accounts payable	151	120	237
Non-current accounts payable, provisions and accrued expenses	378	340	487
Total accounts payable, provisions and accrued expenses	4,434	3,531	4,054

As of December 31, 2005, trade accounts payable included amounts totaling 1,595, which are denominated in foreign currencies, principally represented by Special Drawing Rights and US Dollars (2004: 1,404, 2003: 1,326).

Trade accounts payable as of December 31, 2003 included accounts payable to RTC-Leasing of 520, which were repaid in 2004 (refer to Note 23).

Site restoration provisions represent present value of the expenditures the Company expects to incur in connection with phasing out of analog trunk lines during 2006-2010 in accordance with the formalized plan of the Company (refer also to Note 7). The discount rate of 16.65% was used based on the weighted average cost of capital. Total amount of site restoration provisions equals to 25, of which 8 are included in accounts payable and accrued expenses and 17 are included in non-current accounts payable in these consolidated balance sheet as of December 31, 2005.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

16.   FINANCE LEASE LIABILITIES

In April 2005, the Group entered into an IRU finance lease agreement for use a portion of the network capacity of a terrestrial optical fiber cables. The lease agreement is non-cancellable for the period of 15 years, which approximates the remaining useful life of the above optical fibers. Effective interest rate of the lease is 7.21% p.a. Lease payments are denominated in US Dollars. Future minimum lease payments together with the present value of the net minimum lease payments as of December 31, 2005 are as follows:

2005
Finance lease liabilities—minimum lease payments
Current portion of finance lease liability	53
Between one to two years	44
Between two to three years	44
Between three to four years	44
Between four to five years	44
Over five years	438
Total minimum lease payments	667
Less: interest	(246)
Present value of minimum lease payments	421
Present value of minimum lease payments
Not later than 1 year	52
Later than 1 year and not later than 5 years	144
Later than 5 years	225
Total non-current lease payable	369
Total lease payable	421

Depreciation of property, plant and equipment under the finance lease contracts for 2005 amounted to 10 (refer Note 5). Finance charges for the year ended December 31, 2005 amounted to 14 and are included in interest expense in the consolidated statement of income.

17.   VENDOR FINANCING PAYABLE

Vendor financing payable include the following as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
Globalstar L.P.	1,289	—	—
IBM Corporation	388	706	—
Vendor financing payable—current portion	1,677	706	—
IBM Corporation	—	353	—
Vendor financing payable—non-current portion	—	353	—
Total vendor financing	1,677	1,059	—

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

17.   VENDOR FINANCING PAYABLE (Continued)

As of December 31, 2005, the Group had the following outstanding vendor financing payable:

•       1,289 (US$46 million) payable by GlobalTel to Globalstar L.P., which is the minority shareholder of GlobalTel, for the purchase of three gateways and associated equipment and services (refer Note 7). Globalstar L.P. has a lien over this equipment until the liability is fully paid. The initial vendor financing repayment schedule (denominated in US$) was as follows:

Payable in 2004	462
Payable in 2005	201
Payable in 2006	201
Payable in 2007	201
Payable in 2008	117
Total	1,182

GlobalTel is in default in respect of payments in 2004 and 2005 and has not obtained a waiver from Globalstar L.P. As a result, the whole balance of 1,182 (US$41,078) is classified as current in these consolidated balance sheet as of December 31, 2005. Penalty interest in amount of 107, accrued for each day of delay at the rate of 10% p.a., is included in vendor financing payable in this balance sheet. As of December 31, 2005, Globalstar L.P. or its legitimate successors have not demanded immediate repayment of the defaulted vendor financing and loans. Management believes that if such immediate repayment is demanded, it would not have a material adverse effect on the Group’s results of operations, financial position and operating plans.

•       Promissory notes were issued to IBM Corporation in connection with implementation of the new billing system. The promissory notes bear interest at the rate of 6% p.a.

18.   INTEREST BEARING LOANS

The interest bearing loans as of December 31, 2005, 2004 and 2003 were as follows:

Maturity	2005	2004	2003
Current portion of interest bearing loans	851	1,107	1,932
Between one to two years	621	570	1,088
Between two to three years	587	109	518
Between three to four years	544	72	35
Between four to five years	520	26	-
Over five years	960	—	—
Non-current portion of interest bearing loans	3,232	777	1,641
Total interest bearing loans	4,083	1,884	3,573

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

18.   INTEREST BEARING LOANS (Continued)

As of December 31, 2005, 2004 and 2003, interest bearing loans, which are mostly denominated in foreign currencies, were as follows:

	Note	2005	2004	2003
US Dollars (US$)	(a)	3,812	1,457	2,639
Japanese Yen (JPY)	(b)	103	188	245
EURO	(c)	168	239	34
Foreign currency denominated loans		4,083	1,884	2,918
Russian Ruble denominated loans		—	—	655
Total interest bearing loans		4,083	1,884	3,573

As of December 31, 2005, the Group had the following loans outstanding:

a)               US dollar denominated loans include the following amounts:

•        US$15.24 million (439) on promissory notes issued to Alfa-bank in 2003. In June 2003, according to the Government decision #221 dated April 16, 2003, Rostelecom’s overdue debt (with a principal of 11,601 million Japanese Yen (2,976 at the exchange rate as of June 30, 2003) and accrued interest of 20) payable to Vnesheconombank, acting as an agent of the Ministry of Finance of Russian Federation, was restructured by converting it into promissory notes issued to Alfa-Bank. Upon conversion, the carrying amount of debt amounted to US$98.6 (2,991 at the exchange rate as of June 30, 2003). As a result of conversion, Rostelecom’s principal debt to the Ministry of Finance and interest accrued thereon were extinguished in full. Upon extinguishment of debt to the Ministry of Finance, the Company ceased to be in technical default in respect of this debt. According to the Ministry of Finance’s resolution dated September 16, 2003, fines and penalties of 2,837 million Japanese Yen (749 at the exchange rate as of date of transaction) due from Rostelecom were forgiven and written off. In connection with this transaction a gain of 752 was recognized and included in other non-operating income in the consolidated statement of income for the year ended December 31, 2003 (refer to Note 24). The promissory notes to Alfa-Bank are repayable within 36 months in six semi-annual installments, beginning from December 2003, and bear interest of 5.94% per annum. The whole amount of promissory notes is included in the current portion of interest bearing loans.

•        US$1.99 million (57) within a credit agreement between Rostelecom and Japanese Bank for International Cooperation entered into in March 2004 to finance the purchase of equipment for the reconstruction of the Tyumen-Surgut microwave line. Maximum amount of the credit line is US$2.66 million, of which US$1.60 million (Tranche A) is provided by JBIC and US$1.06 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 4.67% and LIBOR plus 0.55%, respectively. The loan is repayable in semi-annual installments up to October, 2008. 19 relates to the current portion.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

18.   INTEREST BEARING LOANS (Continued)

•        US$6.96 million (201) on a credit agreement between Rostelecom and Japanese Bank for International Cooperation (JBIC) entered into in July 2005 to finance capital construction projects. Maximum amount of the loan is US$7.85 million, of which US$4.71 (Tranche A) is provided by JBIC and US$3.14 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 6.29% and 6 months LIBOR plus 0.5%, respectively. The loan is repayable in semi-annual installments up to November, 2010. 40 relates to the current portion.

•        US$100.00 million (2,878) on a credit agreement between Rostelecom and Vnesheconombank (VEB) and Credit Swiss First Boston (CSFB) entered into in December 2005 to finance running expenses with interest rate of 6-months LIBOR plus 3.25%. The total loan amount was provided by VEB and CSFB of US$99 million and US$1 million, respectively. To secure the debt, the Company pledged its telecommunication equipment with carrying value of 3,437. The loan is repayable annually up to the end of 2012. The total amount is included in non-current portion.

•        US$7.00 million (201) on a credit agreement between GlobalTel and Loral Space and Communications Corporation (“Loral”). GlobalTel is in default in respect of these loans. Penalty amounted to 36 is included in the outstanding balance. As no waiver has been obtained from Loral, these loans are classified as current in the consolidated balance sheet as of December 31, 2005. The loan does not provide for any collateral.

b)              Japanese Yen denominated loans include the following amounts:

•        JPY 377.18 million (92) within a credit line provided by Vneshtorgbank with maximum amount of JPY 880.13 million open through February 25, 2005. The facility bears annual interest rate of 5.75%. To secure the debt, the Company pledged its telecommunication equipment with carrying value of 358. The final payment date on this credit line is to be not later than February 26, 2007. 61 relates to the current portion.

•        JPY 44.99 million (11) within a credit line provided by Vneshtorgbank with maximum amount of JPY 105 million open through February 25, 2005. The facility bears annual interest rate of 5.75%. To secure the debt, the Company pledged its telecommunication equipment with carrying value of 42. The final payment date on this credit line is to be not later than February 26, 2007. 7 relates to the current portion.

c)                EURO denominated loans include the following:

•       EURO 4.92 million (168) on a credit agreement between Rostelecom and ING BHF-BANK entered into in April 2004. Total amount of the credit line is EURO 7 million, payable up to 2009 in equal semi-annual installments and bearing interest of EURIBOR plus 0.875% per annum. The loan was taken for the purchase of equipment to be used in re-construction of fiber optic cable line Novosibirsk—Khabarovsk. 48 relates to the current portion.

During 2005 the Group fully repaid the loan payable to Sumitomo Corporation on a credit agreement entered into in March 1997.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

18.   INTEREST BEARING LOANS (Continued)

As of December 31, 2005, 2004 and 2003, the weighted average interest rates of loans were 5.4%, 6.1% and 6.3%, respectively. Under IAS No. 39, “Financial Instruments: Recognition and Measurement”, loans should be reflected in the financial statements at amortized cost, i.e. the amount at which they were measured at initial recognition less principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount. The carrying amount of interest bearing loans equals their amortized cost.

The Group does not utilize financial instruments to hedge against its exposure to fluctuations in interest and foreign exchange rates.

Under the existing credit agreement with Vnesheconombank and CSFB the Group is required to meet various financial covenants applied to the statutory financial statements of the Company, including maintaining certain level of debt to equity and debt to income ratios. Management believes that as of December 31, 2005, the Group was in compliance with the above covenants.

19.   INCOME TAXES

The components of net deferred tax assets and liabilities at December 31, 2005, 2004 and 2003, and the respective movements during 2005, 2004 and 2003, were as follows:

	Movement during 2005 recognized in
	December 31, 2004	Equity	Profit for the period	December 31, 2005
Tax effects of future tax deductible items
Investment valuation difference	34	(34)	—	—
Accounts receivable	474	—	(303)	171
Other	9	—	18	27
Gross deferred tax asset	517	(34)	(285)	198
Tax effects of future taxable items:
Investments valuation difference	—	317	132	449
Property, plant and equipment	6,203	—	(2,485)	3,718
Accounts payable, provisions and accrued expenses	268	—	(66)	202
Gross deferred tax liability	6,471	317	(2,419)	4,369
Net deferred tax liability	5,954	351	(2,134)	4,171

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

19.   INCOME TAXES (Continued)

	Movement during 2004 recognized in
	December 31, 2003	Equity	Profit for the period	December 31, 2004
Tax effects of future tax deductible items:
Investment valuation difference	44	(11)	1	34
Accounts payable, provisions and accrued expenses	187	—	(187)	—
Accounts receivable	369	—	105	474
Other	3	—	6	9
Gross deferred tax asset	603	(11)	(75)	517
Tax effects of future taxable items:
Property, plant and equipment	7,690	—	(1,487)	6,203
Accounts payable, provisions and accrued expenses	-	—	268	268
Leasing arrangements	395	—	(395)	—
Gross deferred tax liability	8,085	—	(1,614)	6,471
Net deferred tax liability	7,482	11	(1,539)	5,954

	Movement during 2003 recognized in
	December 31, 2002	Equity	Profit for the period	Acquisition /disposal of subsidiaries	December 31, 2003
Tax effects of future tax deductible items:
Investment valuation difference	—	—	61	(17)	44
Accounts payable, provisions and accrued expenses	224	—	111	(148)	187
Accounts receivable	—	—	27	342	369
Other	—	—	—	3	3
Gross deferred tax asset	224	—	199	180	603
Tax effects of future taxable items:
Property, plant and equipment	8,704	—	(880)	(134)	7,690
Accounts payable, provisions and accrued expenses	—
Accounts receivable	10	—	(10)	—	—
Investment valuation difference	449	16	(71)	(394)	—
Leasing arrangements	1,015	—	(620)	—	395
Other	167	—	—	(167)	—
Gross deferred tax liability	10,345	16	(1,608)	(695)	8,085
Net deferred tax liability	10,121	16	(1,780)	875	7,482

Differences between IFRS and statutory taxation and reporting regulations give rise to temporary differences between the carrying value of certain assets and liabilities for financial reporting and profits tax purposes. The tax effect of these temporary differences is recorded at the rate of 24% (investment valuation—at 9% to 15%).

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

19.   INCOME TAXES (Continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and the deferred income tax assets and deferred income tax liabilities relate to the income taxes levied by the same fiscal authority on the same taxable entity.

20.   REVENUE

Revenue comprised the following for the years ending December 31, 2005, 2004 and 2003:

	2005	2004	2003
Revenue from local operators
Telephone—international	6,772	6,160	5,171
Telephone—national	14,358	13,411	8,669
Other income from local operators	4,097	3,077	1,952
	25,227	22,648	15,792
Revenue from subscribers
Telephone—international	2,633	2,900	3,027
Telephone—national	3,768	3,886	3,678
Internet access	44	—	1,060
Rent of telecommunication channels to subscribers	1,388	1,352	853
Television and radio transmission	574	602	584
Satellite services	548	—	—
Cellular services	—	—	117
	8,955	8,740	9,319
Revenue from foreign operators
Telephone	4,098	4,041	3,871
Telex, telegraph and other	257	327	431
Rent of telecommunication channels	351	192	181
	4,706	4,560	4,483
Other revenue	2,067	1,370	1,673
Total revenue	40,955	37,318	31,267

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

20.   REVENUE (Continued)

Prior to August 1, 2003, revenues and expenses related to DLD calls were recognized on the basis of ISR, i.e. on the net basis. The introduction of the new settlements system represents a change in business practice resulting in new accounting for changed practice. The pro-forma information calculated on the basis of the new settlement system as if it was applied effective January 1, 2003 is as follows:

	As reported above	Pro-forma (unaudited)
Revenue from local operators: telephone—national	8,669	12,396
Charges by network operators—national	(4,331)	(8,058)

21.   SEGMENT INFORMATION

In most part of 2003 the Group operated in three industry segments: Telecommunications, Leasing and Banking and investing. As a result of divestiture of business of RTC-Leasing and discontinuance of the leasing, banking and investing segments (refer to Note 23), effective December 1, 2003, the Group operates in one industry segment, being the provision of domestic and international long distance telecommunication services in the Russian Federation. The results of this segment and assets and liabilities as of December 31, 2003, 2004 and 2005 are presented in the consolidated statements of income and the consolidated balances sheet, respectively.

The aggregate leasing, banking and investing segments’ results, assets and liabilities as of December 1, 2003 are presented in Note 23.

An analysis of revenue by service type is disclosed in Note 20. A geographical analysis of revenue by the country or region of the customer for the years ending December 31, 2005, 2004 and 2003 is as follows:

	Russia	CIS	USA	Western Europe	Eastern Europe	Others	Total
2005	36,249	2,626	233	1,049	194	604	40,955
2004	32,758	2,670	256	966	191	477	37,318
2003	26,784	2,926	220	862	252	223	31,267

Leasing and banking and investing segments’ revenue was principally earned in Russian Federation. Substantially all of the Group assets are located within the territory of the Russian Federation.

The Group had no individual customers, other than the Government of the Russian Federation and its related parties (see Note 29), that accounted for greater than 10% of its revenue during the years ended December 31, 2005, 2004 and 2003.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

22.   ADMINISTRATION AND OTHER COSTS

Administration and other costs consisted of the following for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Administration costs	965	686	1,002
Advertising and similar costs	231	162	132
Office maintenance	1,287	1,264	1,160
Utilities and similar services	613	533	490
Consulting and similar services	220	208	261
Insurance	354	377	338
Extinguishment of liabilities	—	(428)	—
Other	207	551	677
Total administration and other costs	3,877	3,353	4,060

Extinguishment of liabilities represents a previously recorded liability for which there is no longer a legal obligation. The effect of the extinguishment has been recorded in administration and other costs as this is where it originally has been recorded.

23.   DISCONTINUED OPERATIONS

As part of management’s efforts to concentrate on the Company’s core business segment and as part of the Company’s drive to decrease total debt, effective December 1, 2003, the Company discontinued two of its components represented by the leasing and banking and investing business segments. The operations in these business segments were conducted through RTC-Leasing and its subsidiaries.

The results of operations and loss on discontinuance of the above mentioned business segments of 3,109, net of income tax expense of 343, was included in the accompanying consolidated statement of income for the year ended December 31, 2003 and reported in discontinued operations.

In February 2002, RTC-Leasing performed an additional issuance of ordinary shares which was made in accordance with trilateral agreement (the “Shareholders’ Agreement”) between Rostelecom and non-state pension fund Rostelecom-Garantiya (the initial shareholders in RTC-Leasing), RTC-Leasing and a consortium of new shareholders in RTC-Leasing (the “Consortium”). After this additional issuance of shares, Rostelecom, Rostelecom-Garantiya and the Consortium owned 32.27%, 3.60% and 64.13%, respectively, of outstanding ordinary voting shares of RTC-Leasing.

Under the Shareholders’ Agreement, the control over RTC-Leasing was to pass to the Consortium after the latter performs certain actions intended to increase capitalization and investing attractiveness of RTC-Leasing. The Shareholders’ Agreement defined in general the obligations of the Consortium. The Consortium was to expand customer base of RTC-Leasing, to develop new lease contracts for the amount of US$330 million, to facilitate financing and increase effectiveness of the business of RTC-Leasing.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

23.   DISCONTINUED OPERATIONS (Continued)

To define specific obligations of the Consortium, the parties re-negotiated the terms of the Shareholders’ Agreement and signed in May 2003 an additional agreement (the “Additional Agreement”) which stipulated that the Consortium is obliged to perform certain actions which should have resulted in the following within timeframe specified:

•       Decreasing Rostelecom’s future lease payments to RTC-Leasing by the amount not less than 1,800, including 300 of VAT, within 6 months;

•       Selling shares of RTC-Leasing owned by Rostelecom and non-state pension fund Rostelecom-Garantiya for total amount of proceeds not to be less than 750 within 6 months;

•       Cancellation of all guarantees and pledges provided by Rostelecom in respect of loans payable by RTC-Leasing within 12 months.

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

23.   DISCONTINUED OPERATIONS (Continued)

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

The accompanying statement of income for the year ended December 31, 2003 include as discontinued operations the post-tax results of operations of the discontinued business segments, which comprised the following:

2003
Revenue	837
Operating expenses	(577)
Other losses, net of gains	(1,021)
Loss before tax and minority interest	(761)
Income tax expense	(300)
Minority interest in the results of discontinued operations	(650)
Loss recognized on disposal	(804)
Income tax expense recognized on disposal	(175)
Impairment of carrying amount of additional interest in fixed assets acquired to fair value	(551)
Income tax benefit recognized on impairment	132
Net loss from the discontinued operations	(3,109)

The impairment of property, plant and equipment in the amount of 551 represents the difference between the carrying amount of the telecommunication equipment, as restated for hyperinflation, and its respective fair value determined by the reference to the replacement cost of this equipment.

The net cash flows for the year ended December 31, 2003 pertaining to the discontinued business segments as reported in the accompanying consolidated statements of cash flows, were as follows:

2003
Net cash used in operating activities	(7,362)
Net cash used in investing activities	(2,380)
Net cash provided by financing activities	7,011

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

24.   OTHER NON-OPERATING INCOME, NET

Other non-operating income consisted of the following for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Fair value of contributions received	—	—	316
Gain on extinguishment of loans payable (refer to Note 18)	—	—	752
Dividend income	24	—	—
Reversal of previously recognized impairment	10	53	—
Other non-operating gain, net	21	19	82
Total other non-operating income, net	55	72	1,150

25.   INCOME TAX EXPENSE

The components of income tax expense for the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Current tax charge	2,829	2,892	2,002
Deferred tax benefit (Note 19)	(2,134)	(1,539)	(1,780)
Income tax expense	695	1,353	222

The reconciliation of the theoretical amount that would arise using the Russian statutory rate of 24% to the total actual income tax was as follows for the years ending December 31, 2005, 2004 and 2003:

	2005	2004	2003
Income tax expense at statutory rate	401	1,349	899
Effect of lease arrangements between Rostelecom and RTC-Leasing	—	—	(620)
Change in assessment for current tax of prior periods	28	62	16
Effect of share in income taxes of associates	(156)	(143)	(92)
Non-deductible expenses	422	85	267
Other non-temporary differences	—		(248)
Income tax expense	695	1,353	222

Non-deductible expenses comprise various costs that are non-deductible for Russian profits tax purposes, including depreciation of certain property, plant and equipment, certain employee costs, promotional and sponsorship expenditures, travel expenditures in excess of certain statutory allowances and other expenses.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

26.   EMPLOYEES

The numbers of employees of the Group was equal to 23,634 as at December 31, 2005 (2004: 25,285, 2003: 26,742).

The Group makes payments to the Government pension fund for its employees. Such contributions are included in the unified social tax (“UST”) calculated by the Group using regressive scale and are charged to expense when incurred during the employee’s service period. Total contributions for UST amounted to 520 during the year ended December 31, 2005 (2004: 567, 2003: 439).

The Company participates in the non-state Joint Participation Program, which is a pension plan with defined contributions. To participate in the program, individuals should be full-time employees of the Company and should enter into non-state pension insurance agreement with NPF “Telecom-Soyuz”, which is the successor of NPF “Rostelecom-Garantiya”. Total expenses of the Group under this program amounted to 14 during the year ended December 31, 2005 (2004: 13, 2003: 18) and are included in wages, salaries, other benefits and payroll taxes in these consolidated statements of income.

The Company also operates a defined benefit pension scheme covering a large number of its employees, which requires contributions to be made to NPF “Telecom-Soyuz”. Under the scheme certain annuity is acquired by the Company as of the termination date of an employee if the latter satisfies certain criteria, such as seniority of 15 years in telecommunication sector, including seniority of 10 years in the Company, and retirement on pension during 6 months after the date an employee is entitled to pension in accordance with Russian legislation.

The following table summarizes the components of net benefit expense recognized in the consolidated statement of income and the funded status and amounts recognized in the consolidated balance sheet for the above plan (refer to Note 15):

	2005	2004	2003
Opening defined benefit obligation	184	206	178
Net benefit expense (recognized in wages, salaries, other benefits and payroll taxes)
Interest cost on benefit obligation	13	16	14
Current service cost	17	15	17
Amortization of past service cost	40	31	29
Actuarial losses on obligation	(23)	(34)	13
Total net benefit expense	47	28	73
Benefits paid	(59)	(50)	(45)
Closing defined benefit obligation	172	184	206

The principal assumptions used in determining pension benefit obligation for the Group’s plan are shown below:

	2005	2004	2003
Discount rate	7.7%	8.7%	9.2%
Employee turnover rate	8.4%	10.5%	10.5%
Expected average annual salary increases	6%	7%	7%
Future pension benefits increases	5.5%	5.5%	5.5%

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

27.   EARNINGS PER SHARE

The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data is stated in Rubles):

	2005	2004	2003
Net income from continuing operations	978	4,266	3,525
Net loss from discontinued operations	—	—	(2,459)
Total net income attributable to equity holders of the parent	978	4,266	1,066

	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares
Weighted average number of shares outstanding	242,831,469	728,696,320	242,831,469	728,696,320	242,831,469	728,696,320
Earnings per share—continuing operations	1.01	1.01	4.39	4.39	3.63	3.63
Losses per share—discontinued operations	—	—	—	—	(2.53)	(2.53)
Total earnings per share	1.01	1.01	4.39	4.39	1.10	1.10

The calculation of earnings per share is based on net profit for the period divided by the weighted average number of preferred and ordinary shares outstanding during the year. Dividends are fully allocated to continuing operations.

There are no potentially dilutive instruments, therefore, diluted earnings per share equal basic earnings per share.

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

29.   RELATED PARTY TRANSACTIONS

(a)          The Government and OAO Svyazinvest as a shareholder

As indicated in Note 1, the immediate parent company of the Company is OAO Svyazinvest, which holds 50.67% of the voting capital of the Company, and its representatives comprise a majority of the Board of Directors. The Government of the Russian Federation, in turn, holds 75% less one share of the voting capital of OAO Svyazinvest and, therefore, ultimately controls the Company. It is a matter of Government policy to retain a controlling stake in sectors of the economy, such as telecommunications, that it views as strategic.

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

As discussed in detail in Note 30(d), as part of the regulatory reform and restructuring of the national telecommunications sector aimed to facilitate competition and make the industry more attractive for investors, in 2005 the Ministry of Telecommunications issued a number of new rules and regulations that resulted in change of the Group’s status as a monopoly supplier of long distance and international communications effective January 1, 2006.

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

The Group also consumes design services from certain companies of the Svyazinvest Group which are included in 2005 in additions of property, plant and equipment in amount of 47 (2004: 19, 2003: 37).

The Group makes certain contributions to non-for-profit organizations which are companies of the Svyazinvest Group.

The Group makes contributions to the non-state pension fund which provides the Company’s employees with a number of post-employment benefits (refer to Note 26). OAO Svyazinvest executes significant influence over the operations of the fund.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

29.   RELATED PARTY TRANSACTIONS (Continued)

The amounts of revenue and expenses relating to the transactions with the Svyazinvest Group were as follows:

	2005	2004	2003
Revenue	17,475	16,987	11,944
Lease revenue (included in loss from discontinued operations)	—	—	472
Charges by network operators—national	(6,757)	(6,362)	(2,930)
Administration and other costs	(72)	(16)	—
Contributions to non-for-profit organizations (included in administration and other costs)	(125)	(244)	(54)
Contributions in pension fund included in wages, salaries, other benefit and payroll taxes	(167)	(77)	(148)

In addition, OAO Svyazinvest participates in the dividends declared by the Company, commensurate with its shareholding.

The amounts of receivables and payables due from and to the Svyazinvest Group were as follows:

	2005	2004	2003
Short-term investments	2	5	16
Accounts receivable, net	1,017	1,218	1,124
Accounts payable	(82)	(301)	(192)
Payable to non-for-profit organizations	(117)	—	—
Payable to pension fund (included in compensation related accruals)	(172)	(184)	(206)

(d)          Transactions with the Government

Other state bodies (“Budget Organizations”), such as the Ministry of Defense and entities affiliated to the Government, mainly use the Group’s network to carry communications traffic and to broadcast across the country.

The amounts of revenue and expenses relating to the transactions with the Government were as follows:

	2005	2004	2003
Revenue	2,148	2,180	1,409
Administration and other costs	(47)	(37)	(28)
Contributions to Fund of Telecommunication History (included in administration and other costs)	(23)	(24)	(30)
Contributions to State Research and Development Fund (included in administration and other costs)	—	—	(65)

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

29.   RELATED PARTY TRANSACTIONS (Continued)

The amounts of receivables and payables due from and to such organizations were as follows:

	2005	2004	2003
Accounts receivable, net	261	346	651
Accounts payable	(88)	(24)	(22)

The Company purchases electricity from OAO Energy and Electrification Unified Energy System (RAO UES), a monopoly of electricity provision in which Government of the Russian Federation controlled 53%. Total purchases amounted to 195, 216 and 197 in the year ended December 31, 2005, 2004 and 2003, respectively. Accounts payable to RAO UES were nil as of December 31, 2005, 2004 and 2003.

The Company deposits available cash with OAO Sberbank of Russia in which Government of the Russian Federation controls 64%. As of December 31, 2005, 2004 and 2003 short-term deposits held in OAO  of Russia amounted to 1,000, nil and nil, respectively. As of December 31, 2005, 2004 and 2003 cash held in OAO Sberbank of Russia amounted to 1,364, 291 and 549, respectively.

Transactions with other Government controlled organizations were not significant and occurred in the normal course of business.

(e)           Transactions with investees

The Group is also involved in various telecommunication services with entities in which it has investments, including associates over which it exerts significant influence. A summary of these transactions is as follows:

	2005	2004	2003
Revenue	1,347	1,404	796
Charges by network operators—national	(162)	(262)	(126)

Amounts included in the consolidated balance sheets relating to the operations with these entities were as follows:

	2005	2004	2003
Accounts receivable, net	475	235	143
Accounts payable and accrued expenses	(23)	(29)	(44)

(f)             Key management personnel’s remuneration

During the year the Board of Directors consisted of the following members:

Until June 25, 2005	Until December 31, 2005
Yashin V.N.	Yashin V.N.
Avdiyants S.P.	Avdiyants S.P.
Belov V.Y.	Degtyarev V.V.
Degtyarev V.V.	Erokhin D.E.
Erokhin D.E.	Kiselev A.N.
Panchenko S.N.	Kuznetsov S.I.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

29.   RELATED PARTY TRANSACTIONS (Continued)

Polischuk V.A.	Ragozina I.M.
Ragozina I.M.	Slipenchuk M.V.
Slipenchuk M.V.	Slizen V.A.
Finger G.M.	Terentieva N.A.
Yurchenko E.V.	Chechelnitsky E.A.

During the year Management Board consisted of the following members:

Until June 25, 2005	Until December 31, 2005
Akopov S.L.	Akopov S.L.
Gaiduk A.A.	Belyaev K.V.
Gurevich D.M.	Gaiduk A.A.
Erokhin D.E.	Gurevich D.M.
Izotov V.Yu.	Erokhin D.E.
Kalugin I.A.	Isaev A.I.
Lutsky A.A.	Kalugin I.A.
Mironov V.K.	Lutsky A.A.
Romsky G.A.	Mironov V.K.
Rysakova G.V.	Rysakova G.V.
Sigalov D.V.	Sigalov D.V.
Terekhov V.V.	Terekhov V.V.
Khasyanova G.Sh.	Shlyapnikov A.A.

In 2005, the total remuneration of the directors and management board members, represented by short-term benefits, amounted to 131 (2004: 88, 2003: 100).

(g)           Other related party transactions

In 2005, 2004 and 2003 the Group acquired promissory notes of OAO Svyazbank for 5,500, 1,333 and 7, respectively, and settled partially the promissory notes for 2,607, 750 and nil, respectively. Net income from sale of promissory notes of OAO Svyazbank amounted to 58 (2004: 12, 2003: nil) and was included in interest income in these consolidated statement of income. Also refer to Notes 12 and 13. Certain directors and managers of the Group and OAO Svyazinvest are directors of OAO Svyazbank.

During 4 months of 2005 and years ended December 31, 2004 and 2003 the Group acquired promissory notes of OAO Russian Industrial bank (OAO RIB) for 1,271, 795 and nil, respectively, and settled partially the promissory notes for 1,370, nil and nil, respectively. Gain from sale of promissory notes of OAO RIB amounted to 6 (2004: nil, 2003: nil) and was included in interest income in these consolidated statement of income. Also refer to Note 12. Certain managers of the Group were directors of OAO RIB till April 29, 2005.

In 2005, 2004 and 2003 the Group purchased software from ZAO Peter-Service. During 2005, 2004 and 2003 the Group incurred expenses in relation to this software in amount of 29, 58 and 290, respectively, the main part of which was capitalized and included in property, plant and equipment in these balance sheets as at December 31, 2005, 2004 and 2003, respectively. Prepayments made to ZAO Peter-Service included in the balance sheet amounted to 4, 11 and 27 as of December 31, 2005, 2004 and 2003,

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

29.   RELATED PARTY TRANSACTIONS (Continued)

respectively. As of December 31, 2005 certain directors of the Group were directors of the company that controls ZAO Peter-Service.

The amounts of revenue and expenses relating to the transactions with other related parties were as follows:

	2005	2004	2003
Revenue	150	35	32
Administration and other costs	(31)	(13)	(32)

The amounts of receivables and payables due from and to such companies were as follows:

	2005	2004	2003
Accounts receivable, net	106	11	39
Accounts payable and accrued expenses	(5)	(2)	—

30.   COMMITMENTS AND CONTINGENCIES

a)               Legal proceedings

The Group is subject to a number of proceedings arising in the course of the normal conduct of its business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company or the Group.

b)               Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes occurring frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group’s entities may not coincide with that of management. As a result, tax authorities may challenge transactions and the Group’s entities may be assessed additional taxes, penalties and interest, which can be significant. The periods remain open to review by the tax and customs authorities with respect to tax liabilities for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As of December 31, 2005 management believes that its interpretation of the relevant legislation is appropriate and the Group has adequately provided for tax liabilities in the consolidated balance sheet as of December 31, 2005. However, the general risk remains that relevant authorities could take different position with regard to interpretative issues and the effect could be significant.

As a result of the comprehensive tax inspection covering the period of 2003, the Federal Tax Service of the Russian Federation assessed 3,474 of additional taxes, including fines and penalties payable by the Company. The above assessment is based on the vague interpretation of tax legislation, relating in particular to accounting for revenue from traffic rendered and certain VAT deductions. The Group had similar transactions in 2004 and 2005, therefore, it is possible that in case of comprehensive tax inspection for these years, the Federal Tax Service of Russian Federation would assess additional taxes, including fines and penalties, with respect to the above issues. Currently, management is not able to determine reliably the amount of this exposure, if any. Management believes that the tax positions taken by the

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

30.   COMMITMENTS AND CONTINGENCIES (Continued)

Group with respect to the above issues are appropriate and the Group has sufficient arguments to successfully defend its tax positions and prevail in the Court. At the date of approval of these financial statements the probability of Court examination can not be determined reliably in view of absence of existing court practice regarding above tax issues. No amounts related to this issue were accrued by the Group as of December 31, 2005.

c)                Licenses

Substantially all of the Company’s revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2006 to 2013. The Company has renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business. Suspension or termination of the Company’s main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Group.

d)               Restructuring

In 2005 a set of new rules and regulations in the national telecommunication sector were enacted by the Ministry of Telecommunications as part of the regulatory reform and restructuring of the national telecommunications sector aimed to facilitate competition and make the industry more attractive for investors. New rules and regulations resulted in change of the Group’s status as a monopoly supplier of long distance and international communication services effective January 1, 2006. The new regulations allowed telecommunication operators to apply for long-distance telecommunication licenses, 3 alternative operators received the respective licenses in 2005 and plan to start providing long distance and international communication services during 2006.

Effective January 1, 2006, in accordance with a new Russian telecommunications legislation, the Company switched to the new system of interaction with Russian operators and subscribers (“end users”) for the provision of domestic long-distance (DLD) and international long-distance (ILD) services (“long-distance services”).

The principles governing the interaction of operators in the provision of long-distance services to end users changed as follows:

•       operators of DLD and ILD telephone networks (“long-distance operators”) are to provide long-distance services to subscribers of local network operators;

•       operators of intra-regional telephone networks are to provide long-distance operators with intra-regional origination and termination of calls; and

•       local telephone network operators are to provide intra-regional network operators with local origination and termination of calls.

Settlements between operators are to be conducted in the order of the services rendered. Subscriber billing and collection activities, as well as other customer services, are to be performed by the long-distance operator or its agent.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

30.   COMMITMENTS AND CONTINGENCIES (Continued)

Before January 1, 2006 the Company had a natural monopoly status and provided long-distance traffic transit services to Svyazinvest inter-regional telecommunications companies (“IRCs”) and to other Russian operators. In every region of the Russian Federation, Svyazinvest IRCs and other operators independently billed for long-distance services provided to their local network subscribers (except for subscribers in Moscow) through their own subscriber billing systems. The operators settled with the Company for long-distance call transit and termination services, and the Company, in turn, paid the respective operator for call termination services. In Moscow, the Company billed subscribers for long-distance services directly, using its own subscriber billing system.

Before January 1, 2006 the Company was not required to bill and collect from end users for long-distance services or to provide them with other customer services throughout Russia directly. Thus, currently, the Company does not have at its disposal sufficient staff and other resources to process, prepare and analyze source documents, maintain information systems, issue bills, and collect payments to the full extent necessary.

In order to perform the activities and ensure the corresponding infrastructure necessary to conform to the new regulatory requirements, effective January 1, 2006, the Company entered into service contracts with Svyazinvest IRCs and other operators of local and intra-regional networks to act as the Company’s regional agents. Contracted services include customer services to end users, invoicing, and collection of payments for long-distance services provided by the Company. While relying on resources and data supplied by the regional agents in calculating charges for long-distance services, the Company bears responsibility for calculating charges in compliance with applicable regulations.

Management believes that the Company faces the following risks as a result of change in the scheme of settlements for the international and domestic long-distance traffic taken place from January 1, 2006:

•       Risks associated with the functional capabilities of information and billing systems of Svyazinvest inter-regional telecommunications companies and other intra-regional and local operators

•       Risks associated with the servicing of end users by the Company

•       Risks associated with the transfer of information on subscribers

•       Risks associated with rate policy

As referred to above in Note 7 the Group recognized an impairment loss of its property, plant and equipment upon assessing the impact of the new rules and regulations on its business and results of operations. The Group is currently evaluating if these changes have any other impact on its results of operations, financial position and cash flows. Effects of the introduction of the new settlement scheme will be reflected in the Group’s financial statement for the period in which the new system came into force.

e)                Capital Commitments

As of December 31, 2005, contractual commitments of the Group for the acquisition of property, plant and equipment amounted to 6,220.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

30.   COMMITMENTS AND CONTINGENCIES (Continued)

In connection with the finance lease agreement referred to above in Note 16, the Group also entered into non-cancelable operating lease agreements for the rent of its network capacity of a terrestrial optical fiber cables for the period of 13 years starting at various dates between 2006 and 2008.

Future minimum rentals receivable, denominated in US Dollars, under non-cancellable operating leases as of December 31, 2005 are as follows:

2005
Current portion	36
Between one to two years	61
Between two to three years	79
Between three to four years	76
Between four to five years	83
Over five years	571
Total minimum rental receivables	906

31.   CREDIT RISK MANAGEMENT

A portion of the Group’s accounts receivable is from the State and other public organizations. Collection of these receivables is influenced by political and economic factors. Management believes there were no significant unprovided losses relating to these or other receivables at December 31, 2005.

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

32.   INTEREST RATE RISK MANAGEMENT

Trade and other receivables and payables are non-interest bearing financial assets and liabilities. Interest rates payable on the Group’s loans and other borrowings are disclosed in Notes 17 and 18.

33.   FOREIGN EXCHANGE RISK

In 2005, approximately 12% of the Group’s revenues and 17% of the Group’s expenses were denominated in currencies other than the Russian ruble. Revenues generated in foreign currency represent income received from foreign operators, and foreign currency denominated expenses consist primarily of payments to foreign operators for international long-distance traffic termination. Accounts receivable from foreign operators and accounts payable to foreign operators which are denominated in foreign currencies amounted to approximately 9% of the Group’s total accounts receivable and 36% of the Group’s total accounts payable as of December 31, 2005. All borrowings received by the Group during 2005 and

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

33.   FOREIGN EXCHANGE RISK (Continued)

outstanding as of December 31, 2005 are denominated in foreign currencies. Thus the Group is exposed to foreign exchange risk.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group’s operations.

34.   SUBSEQUENT EVENTS

In April 2006, the Group acquired 94.9% shares of ZAO Globus-Telecom, of which 60% was acquired from ZAO Alsean-N for a cash payment of 666, 15% was acquired from OAO RTC-Leasing for a cash payment of 155 and 20% was acquired through purchase of 100% share in OOO Telecomcenter. The latter was acquired from OOO Avteks for a cash payment of 281. The main activity of ZAO Globus-Telecom is provision of local telecommunication services.

The Group will account for the acquisition of Globus-Telecom applying the purchase method, in accordance with provisions of IFRS 3, “Business combinations”. The results of operations and financial position of Globus Telecom shall be consolidated in the financial statements of the Group in accordance with IAS 27, “Consolidated Financial Statements and Accounting for Investments in Subsidiaries”, effective April 3, 2006.

The following table summarizes on a provisional basis the fair values of identifiable net assets of Globus-Telecom acquired as at the acquisition date:

April 3, 2006
Property, plant and equipment	119
Intangible assets
Number capacity	304
Contract-based intangible assets	201
Computer software	21
Employment contracts	12
Inventories	4
Trade and other accounts receivable	111
Cash	7
Other current assets	21
Short-term debt	(44)
Accounts payable and accrued liabilities	(137)
Other current liabilities	(14)
Provisional fair value of net assets acquired	605
Less: minority interest (5.1%)	(31)
Group’s share of the fair value of net assets	574
Consideration paid	1,102
Goodwill	528

As of the date of these financial statements, the Group has not finalized the purchase price allocation for acquisition of Globus-Telecom.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

34.   SUBSEQUENT EVENTS (Continued)

In February 2006, the Group sold its 10% interest in ZAO “Telecross” to ZAO “Krosna-Invest” for a cash payment of 2. This consideration exceeds the carrying value as of December 31, 2005.

In February 2006, the Group sold its 90% interest in OOO “RTC-Sibir” to OOO”Tele-Mir” for a cash payment of 1. This consideration exceeds the carrying value as of December 31, 2005.

In March 2006, the Group sold its 17% interest in OOO “Artelecom-Service” to OOO “Artelecom-Service” for a cash payment of 9. This consideration exceeds the carrying value as of December 31, 2005.

In May 2006, the Group sold its 77% interest in OAO “A-Svyaz” to OAO “Dalsvyaz”, a related party of the Group, for a cash payment of 10. This consideration exceeds the carrying value as of December 31, 2005.

In June 2006, the Group acquired 99.99% shares of ZAO Zebra Telecom from Starford Investments Company Ltd. for 365 in cash. As of the date of these consolidated financial statements the Group is in the process of determining fair value of assets acquired and liabilities assumed for the purposes of purchase price allocation.

35. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”).

The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect total shareholders’ equity as of December 31, 2005, 2004 and 2003 and net income (loss) for the years ended December 31, 2005, 2004 and 2003.

Reconciliation of net income (loss)

	2005	2004	2003
		(as restated, see Note 5)	(as restated, see Note 5)
Profit for the period reported under IFRS	978	4,266	1,066
Minority interest(a)	—	—	(720)
Impairment loss(b)	4,970	—	—
Depreciation on reversed impairment charge, as restated(c)	(628)	(697)	(609)
Unrealized gains on available-for-sale investments(d)
Pension expense(e)	—	—	(30)
Impact of difference in accounting for investments acquired for resale(f)	—	—	59
Impact of goodwill amortization(g)	—	135	92
Reversal of impairment on investment in equity method investee(h)	—	—	55
Impact of difference in accounting for GlobalTel acquisition(i)	(826)	—	—
Deferred tax effects of US GAAP adjustments	(1,042)	167	107
Total	2,474	(395)	(1,046)
Net income/(loss) under US GAAP	3,452	3,871	20

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

35.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (Continued)

Earnings per share

	2005	2004	2003
		(as restated, see Note 5)	(as restated, see Note 5)
Net income from continuing operations	3,452	3,871	3,106
Net loss from discontinued operations	—	—	(3,086)
Total net income/(loss)	3,452	3,871	20

	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares
Weighted average number of shares outstanding	242,831,469	728,696,320	242,831,469	728,696,320	242,831,469	728,696,320
Earnings per share—continuing operations	3.55	3.55	3.98	3.98	3.20	3.20
Losses per share—discontinued operations	—	—	—	—	(3.18)	(3.18)
Total earnings/(losses) per share	3.55	3.55	3.98	3.98	0.02	0.02

Basic and diluted earnings per share are the same for all periods presented, as there are no potentially dilutive instruments.

Reconciliation of shareholders’ equity

	2005	2004	2003
		(as restated, see Note 5)	(as restated, see Note 5)
Total shareholders’ equity under IFRS	49,697	50,838	48,161
US GAAP adjustments:
Minority interest(a)	—	—	(191)
Impairment of property, plant and equipment(b)	4,970	—
Reversal of impairment of property, plant and equipment, as restated(c)	808	1,436	2,133
Impact of goodwill amortization(d)	262	262	127
Partial gain recognition, net of tax(g)	(3)	(3)	(3)
Deferred tax effects of US GAAP adjustments	(1,386)	(344)	(511)
Total	4,651	1,351	1,555
Total shareholders’ equity under US GAAP	54,348	52,189	49,716

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

35.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (Continued)

(a)          Minority interest

In accordance with revised IAS No.1 “Presentation of Financial Statements”, effective for financial statements issued for annual periods beginning on or after January 1, 2005, minority interest is included in total net income.

Under US GAAP, minority interest is deducted from net income and net income represents profit or loss attributable to equity holders.

(b)          Impairment on property, plant and equipment

As discussed in detail in Note 30(d), as a result of the regulatory reform and restructuring of the national telecommunications sector, the Group lost its status as a monopoly supplier of long distance and international communications effective 1 January 2006. Management believes that adoption of new regulations in telecommunication sector and change in competitive environment these new regulations would trigger represent an indication that the Group’s assets may be impaired constituted such an indication. IAS No. 36 requires an assessment of the recoverable amount of an asset whenever there is an indication that the Group’s assets may be impaired.

Therefore, in accordance with provisions of IAS No.36 “Impairment of Assets” that require an assessment of the recoverable amount of assets whenever there is an indicator that they may be impaired, in December 2005, the Group performed the assessment of impact of the new rules and regulations on its business and results of operations and recognized an impairment loss of 4,970 on property, plant and equipment, other then construction in progress (see Note 7).

Under US GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, requires an initial assessment of impairment based on undiscounted cash flows whenever there is an indication that impairment may exist. Due to the fact the sum of undiscounted expected future cash flows was in excess of the carrying amount of the Group’s property, plant and equipment as of December 31, 2005, an impairment loss was not recognized for US GAAP reporting purposes. Management considers that all of the Group’s property, plant and equipment, with the exception of construction in progress and property, plant and equipment pertaining to GlobalTel’s operations, represent the lowest level for which there are largely independent and identifiable cash flows

Since no impairment loss was recognized under US GAAP in 2005, a different asset base will be used to compute US GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing 2006.

Deferred tax effect was computed using tax rate of 24%.

(c)           Reversal of impairment on property, plant and equipment, including restatement of previously issued financial information

In 1998, the Group recognized an impairment loss of 8,699 on its property, plant and equipment other than construction in progress. The impairment loss was calculated based on the present value of estimated future cash flows from the continued use of the assets using a real-terms (inflation adjusted) discount rate of 20%.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

35.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (Continued)

Under US GAAP, the sum of undiscounted expected future cash flows was in excess of the carrying amount of the Group’s property, plant and equipment as of December 31, 1998, and an impairment loss was not recognized for US GAAP reporting purposes. Thus, a different asset base was used to compute US GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing 1999.

Deferred tax effect was computed using tax rate of 24% for 2005, 2004 and 2003. Deferred tax benefit recognized on reversal of impairment on property, plant and equipment in 2005, 2004 and 2003 represents the effects of reversal of the temporary differences associated with disposals and additional depreciation.

In 2005, the Group determined that property, plant and equipment carrying balances related to non-productive social assets should have been impaired based on the impairment review performed in 1998 under US GAAP. Respective impairment charge was made in the Group’s 1998 financial statements prepared under IFRS.

Social assets are primarily comprised of kindergartens, recreation areas, living apartments for Group employees, schools and other objects of social infrastructure.

As a result, management revised its accounting for property, plant and equipment carrying balances, related depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability as of December 31, 2004 and the two years then ended as follows:

Reconciliation of net income (loss)

	2004	2003
Net income/(loss) under US GAAP, as previously reported	3,679	(171)
Depreciation on reversed impairment charge, as reported	889	800
Depreciation on reversed impairment charge, as restated	(697)	(609)
Impact of restatement	192	191
Net income under US GAAP, as restated	3,871	20

The above correction of property, plant and equipment carrying balances, related depreciation expense and loss on disposal of property, plant and equipment did not have deferred tax effects as social assets are not deductible for statutory purposes and, therefore, represent permanent difference under both IFRS and US GAAP.

Reconciliation of shareholders’ equity

	2004	2003
Total shareholders’ equity under US GAAP, as previously reported	55,081	52,800
Impairment of property, plant and equipment	(3,084)	(3,275)
Depreciation expense	192	191
Total shareholders’ equity under US GAAP, as restated	52,189	49,716

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

35.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (Continued)

The reconciliation of earnings per share, as restated, and earnings per share previously reported for the years ended December 31, 2004 and 2003 under US GAAP is as follows:

Earnings per share

	2004	2003
Net income from continuing operations, as reported	3,679	2,915
Net loss from discontinued operations	—	(3,086)
Total net income/(loss), as reported	3,679	(171)
Reversal of depreciation charge related to impairment, net of tax	192	191
Net income from continuing operations, as restated	3,871	3,106
Net loss from discontinued operations	—	(3,086)
Total net income, as restated	3,871	20

	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares
Weighted average number of shares outstanding	242,831,469	728,696,320	242,831,469	728,696,320
Earnings per share—continuing operations, as reported	3.79	3.79	3.00	3.00
Losses per share—discontinued operations	—	—	(3.18)	(3.18)
Total earnings/(losses) per share, as reported	3.79	3.79	(0.18)	(0.18)
Earnings per share—continuing operations, as restated	3.98	3.98	3.20	3.20
Losses per share—discontinued operations	—	—	(3.18)	(3.18)
Total earnings per share, as restated	3.98	3.98	0.02	0.02

(d)          Unrealized gains on available-for-sale investments

In accordance with the previous version of IAS No. 39, “Financial Instruments: Recognition and Measurement” that was effective for the years ended December 31, 2004 and 2003, the Group included unrealized gains and losses from change in the fair value of securities classified as available-for-sale investments in the determination of net income.

As referred to above in Note 5, upon application of revised IAS No. 39, the Group reconsidered classification of its investments in bills of exchange and re-represented them as loans and receivables in the consolidated balance sheets as of December 31, 2004 and 2003. In accordance with revised IAS No. 39 loans are receivables are carried at amortized cost using the effective interest method. Gains and losses are recognized in income through amortization process. Therefore, the reclassification of bills of exchange did not have a material impact on the Group’s results of operations for all periods presented.

Also upon application of revised IAS No.39, the Group recognizes holding gains and loses resulting from changes in fair value of available-for-sale investments, net of tax, as a separate component of equity.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

35.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (Continued)

As required by transition provisions of IAS No.39, the Group applied this Standard retrospectively. The opening balance of retained earnings for the earliest prior period presented and all other comparative amounts were adjusted as if this Standard had always been in use. The effects of adoption of revised IAS No.39 on the corresponding figures are summarized above in Note 5.

Under US GAAP, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, provides that such available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, to be excluded from earnings and reported as a separate component of comprehensive income. Unrealized gains and losses represent the net change in fair value of investments classified as available-for-sale. Declines in value of available-for-sale securities judged to be other than temporary are recognized in the statement of operations. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all three categories of investments in securities shall continue to be included in earnings.

Upon retrospective application of IAS 39, previously reported reconciling differences between IFRS and US GAAP with respect to accounting for available-for-sale investments have been reversed and no longer exist.

(e)           Pension expense and obligations

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

Prior service cost under a defined benefit plan related to certain payments to employees on retirement had been fully recognized in IFRS accounts. In US GAAP accounts, unrecognized transition amounts related to this plan were amortized over 10 years. Since as of December 31, 2003, the above plan was curtailed and settled in full, the Group recognized a loss of 30 in US GAAP accounts with respect to unamortized portion of past service cost as of that date.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

35.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (Continued)

(f)             Accounting for investments in associates

Before IFRS No.5 was adopted, the Group accounted for an investment in associate that was acquired and held exclusively with a view to its disposal in the near future as an available-for-sale financial asset in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”.

In 2002 the Group acquired and in 2003 sold certain investments which in the normal course of business would qualify for equity method accounting. In IFRS accounts these investments were classified and accounted for as available-for-sale.

Effective January 1, 2002, SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets”, eliminated the exception to application of the equity method for an investment in associates where significant influence is likely to be temporary. Accordingly, in US GAAP accounts, the investments in these associates were accounted for using equity method of accounting.

As investments were sold in 2003, the amount of 59 reported in the reconciliation of net income and shareholders’ equity for 2003 above represents reversal of differences in accounting for these investments under IFRS and US GAAP, reported in prior periods.

Before IFRS No. 3 “Business combinations” was adopted, the Group amortized goodwill acquired in business combinations. As described in Note 9, during 2002, the Group acquired 15% of voting stock of Golden Telecom, Inc. In the opinion of management, the Group exercised significant influence over financial and operating policies of Golden Telecom. Therefore, in accordance with IAS No.28, “Accounting for Investments in Associates” effective for the years ended 31 December 2004 and 2003, the Group amortized the equity method goodwill related to its investment in Golden Telecom over its estimated useful life of 8 years. During 2004 and 2003 the equity method goodwill related to investment in Golden Telecom recognized in IFRS accounts amounted to 135 and 95, respectively.

Effective January 1, 2005, IFRS No.3 “Business combinations” prohibited amortization of goodwill and required to test it for impairment annually.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized and is subject to annual impairment tests in accordance with SFAS No. 142. The Group performed the annual impairment test in respect to recoverability of the carrying amount of goodwill at December 31, 2005, 2004 and 2003 by comparing the fair value to the carrying amount for both IFRS and US GAAP purposes. The fair value exceeded the carrying amount.

(g)           Partial gain recognition

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

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

35.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (Continued)

In its US GAAP accounts, in accordance with requirements of Emerging Issues Task Force Issue No. 01-02, “Interpretations of APB 29”, the Group recognized a gain of 1,730. The difference of 3 between the amount of gain recognized under IFRS and US GAAP pertains to a portion of the gain represented by the economic interest retained by the Group.

(h)          Reversal of impairment on investment in equity method investee

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

(i)             Accounting for acquisition of GlobalTel

As described in Note 6, in 2005 the Group obtained control over GlobalTel. The obtaining control over GlobalTel was accounted for using the purchase method, in accordance with provisions of IFRS No. 3 “Business combinations”. The Group recognized its share in accumulated deficit of GlobalTel of 826 directly in equity.

For US GAAP purposes prior to obtaining control over GlobalTel on April 25, 2005, the Group accounted for its investments in GlobalTel under equity method. Since GlobalTel incurred substantial losses from inception and had negative equity, the Group reduced its investment in GlobalTel to 0 and suspended recognition of further equity method losses. Upon obtaining control over GlobalTel, in accordance with transition provisions of EITF 96-16 “Investor’s Accounting for an Investee when the Investor has a Majority of the Voting Interest but the Minority has Certain Approval or Veto Rights” the Group consolidated GlobalTel on April 25, 2005. Upon consolidation, assets and liabilities of GlobalTel were recorded at their carrying values as of that date and the Group recorded a charge of 826 for the cumulative losses previously not recorded. The following table summarizes the effect of consolidation of GlobalTel on April 25, 2005 on the consolidated financial statements of the Group:

April 25, 2005
Property, plant and equipment	357
Inventories	191
Trade and other accounts receivable	37
Other current assets	161
Cash	138
Short-term debt (Loral)	(219)
Vendor financing (Globalstar)	(1,206)
Lease liabilities	(86)
Other current liabilities	(199)
Cumulative effect adjustment	826
—

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

35.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (Continued)

Investments in associates

Summarized financial information for 2005, 2004 and 2003 of the Group’s significant equity method investee, Golden Telecom, Inc, was as follows (translated into Rubles using exchange rate as of December 31, 2005, 2004 and 2003, respectively):

	2005	2004	2003
Income statement informatiozn
Revenues	19,209	16,205	10,619
Operating income	3,337	2,651	2,054
Net income	2,190	1,798	1,633
Financial position information
Current assets	6,072	5,558	5,542
Non-current assets	19,320	16,801	15,937
Current liabilities	3,796	3,234	2,944
Non-current liabilities	1,598	1,418	1,365
Net assets	19,431	17,381	17,090

New US GAAP standards adopted in 2005

The Group adopted the provisions of the reached consensus on Issue No. 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). The issue is to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of FASB Statement No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” The impairment methodology for investments accounted for under the equity method is predicated on the notion of other-than-temporary. The taskforce reached a consensus that the application guidance in EITF 03-1 should be used in determining when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of the impairment.

The Group adopted the provisions of the reached consensus on EITF Issue 03-16 (“EITF 03-16”), “Accounting for Investments in Limited Liability Companies.” EITF 03-16 provides guidance about when to account for an investment in a limited liability company that maintains a specific ownership account for each investor using the cost method or the equity method of accounting.

The Group adopted the provisions of the reached consensus on EITF Issue 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance.

Effective January 1, 2005, the Group early adopted provisions of SFAS No. 153, Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29, the FASB issued in December 2004. SFAS

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

35.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (Continued)

No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The adoption of the above standards, interpretations or revisions did not have a material impact on the Group’s results of operations, financial position or cash flows.

New accounting pronouncements

During 2005-2006, several new standards, interpretations or revisions to existing standards were issued.

The Group is currently evaluating the impact of the following new or revised standards and interpretations on its results of operations, financial position and cash flows and is in process of developing an implementation strategy:

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 30. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle and changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Group expects to adopt SFAS No. 154 beginning January 1, 2006. The impact adopting SFAS No. 154 cannot be accurately estimated at this time as no such accounting changes are currently contemplated.

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2005 (Continued)
(In millions of Russian Rubles unless otherwise stated, refer to Note 5)

35.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES  (Continued)

Consolidated statements of changes in shareholders’ equity and comprehensive income under US GAAP for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Common shares		Preferred shares			Accumulated other	Total
	Number of shares	Share capital	Number of shares	Share capital	Retained earnings	comprehensive income	shareholders’ equity
Balance as of January 1, 2003	728,696,320	75	242,831,469	25	49,939	312	50,351
Comprehensive income
Net income	—	—	—	—	20	—	20
Net change in unrealized gain on available-for-sale investments	—	—	—	—	—	51	51
Total comprehensive income	—	—	—	—	20	51	71
Dividends for 2002	—	—	—	—	(706)	—	(706)
Balance as of December 31, 2003	728,696,320	75	242,831,469	25	49,253	363	49,716
Comprehensive income
Net income	—	—	—	—	3,871	—	3,871
Net change in unrealized gain on available-for-sale investments	—	—	—	—	—	32	32
Total comprehensive income	—	—	—	—	3,871	32	3,903
Dividends for 2003	—	—	—	—	(1,430)	—	(1,430)
Balance as of December 31, 2004	728,696,320	75	242,831,469	25	51,694	395	52,189
Comprehensive income
Net income	—	—	—	—	3,452	—	3,452
Net change in unrealized gain on available-for-sale investments	—	—	—	—	262	231	493
Total comprehensive income	—	—	—	—	3,714	231	3,945
Dividends for 2004	—	—	—	—	(1,786)	—	(1,786)
Balance as of December 31, 2005	728,696,320	75	242,831,469	25	53,622	626	54,348