Form 20-F
period 2006-12-31
OPEN JOINT STOCK CO LONG DISTANCE & INTERNAT COMM ROSTELECOM
filed 2007-12-17
CIK 1054487

Use these links to rapidly review the document
TABLE OF CONTENTS
OAO ROSTELECOM CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

Filed with the Securities and Exchange Commission on December 17, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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

        728,696,320 ordinary shares, par value 0.0025 Russian rubles each, as of December 31, 2006.

        7,217,834 American Depositary Shares, each representing six ordinary shares, as of December 31, 2006.

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

        ☒ Yes ☐ No

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

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

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
A.	SELECTED FINANCIAL DATA
B.	CAPITALIZATION AND INDEBTEDNESS
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
D.	RISK FACTORS
ITEM 4.	INFORMATION ON THE COMPANY
A.	HISTORY AND DEVELOPMENT
B.	BUSINESS OVERVIEW
C.	ORGANIZATIONAL STRUCTURE
D.	PROPERTY, PLANT AND EQUIPMENT
ITEM 4A.	UNRESOLVED STAFF COMMENTS
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	OPERATING RESULTS
B.	LIQUIDITY AND CAPITAL RESOURCES
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
D.	TREND INFORMATION
E.	OFF-BALANCE SHEET ARRANGEMENTS
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT
B.	COMPENSATION
C.	BOARD PRACTICES
D.	EMPLOYEES
E.	SHARE OWNERSHIP
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS
B.	RELATED PARTY TRANSACTIONS
C.	INTERESTS OF EXPERTS AND COUNSEL
ITEM 8.	FINANCIAL INFORMATION
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
B.	SIGNIFICANT CHANGES
ITEM 9.	THE OFFER AND LISTING
A.	LISTING DETAILS
B.	PLAN OF DISTRIBUTION
C.	MARKETS
D.	SELLING SHAREHOLDERS
E.	DILUTION
F.	EXPENSES OF THE ISSUE
ITEM 10.	ADDITIONAL INFORMATION
A.	SHARE CAPITAL
B.	DESCRIPTION OF CHARTER CAPITAL AND CERTAIN REQUIREMENTS OF RUSSIAN LEGISLATION
C.	MATERIAL CONTRACTS
D.	EXCHANGE CONTROLS
E.	TAXATION
F.	DIVIDENDS AND PAYING AGENTS
G.	STATEMENT BY EXPERTS

i

        As used in this annual report, "Rostelecom," "the company," "the group" "we," "us" or "our" refers to Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom and its consolidated subsidiaries.

        We publish our consolidated financial statements in Russian rubles. In this annual report, (i) references to "RUR" and "rubles" are to Russian rubles; (ii) references to "U.S.$" and "U.S. dollars" are to United States dollars; (iii) references to "JPY" are to Japanese yen; and (iv) references to "EUR" and "euro" are to the common currency of the European Economic and Monetary Union. Unless otherwise indicated, all RUR figures as of and for the year ended of December 31, 2002 have been restated in terms of the ruble purchasing power current as of December 31, 2002.

        For convenience only (except where noted otherwise), certain RUR figures for 2006 have been converted into U.S. dollars at the rate of RUR 26.33 = U.S.$1.00, which was the exchange rate published by the Central Bank of the Russian Federation, or the Central Bank, for December 31, 2006. These conversions should not be construed as a representation that the RUR amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The ruble is not a convertible currency outside the territory of the Russian Federation. For more information, see "Item 10. Additional Information—D. Exchange Controls."

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

        CSPs: Contracted Service Providers

        DLD: Domestic long-distance

        DRRL: Digital radio-relay line

        DWDM: Dense wavelength division multiplexing

        FAC: Federal Agency on Communications

        FAS: Federal Anti-Monopoly Service

        FOL: Fiber optic line

        FSFM: Federal Service for Financial Markets

        FST: Federal Service on Tariffs

        IFS: International free service

        ILD: International long-distance

        IP: Internet-Protocol

        IRC: Inter-regional company

        ISC: International switching center

        ISDN: Integrated services digital network

        ITE: International trunk exchange

        ITU: International Telecommunications Union

        PSTN: Public switched telephone network

        MPLS: Multi-Protocol Label Switching

        SDH: Synchronous Digital Hierarchy

        SPAs: Service Provision Agreements

        STM: Synchronous Transport Module

        VoIP: Voice over Internet Protocol

        VPN: Virtual Private Network

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this document may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the "U.S. Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act"). The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

        We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "predict," "plan," "will," "may," "should," "could" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3. Key Information—D. Risk Factors," "Item 4. Information on the Company—B. Business Overview" and "Item 5. Operating and Financial Review and Prospects," and include statements regarding:

  •
  strategies, outlook and growth prospects;

  •
  future plans and potential for future growth;

  •
  liquidity, capital resources and capital expenditures;

  •
  growth in demand for our services;

  •
  economic outlook and industry trends;

  •
  developments of our markets;

  •
  the impact of regulatory initiatives; and

  •
  the strength of our competitors.

        The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control. Therefore, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability and growth, the development and impact of regulatory initiatives, the timely development and acceptance of new services and products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the economies of Russia and certain other CIS countries, political stability in Russia and certain other CIS countries, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

        Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this document.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        The selected financial data as of and for the years ended December 31, 2006, 2005 and 2004 presented below have been derived from, and are qualified by reference to, our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Selected financial data as of and for the years ended December 31, 2003 and 2002 have been derived from our previously published consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. The information below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and notes included elsewhere in this annual report.

        IFRS differs in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP inasmuch as they relate to us, see Note 33 to our consolidated financial statements. Unless otherwise indicated, the following selected financial data as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 are presented in millions of rubles. The following selected financial data for the year ended December 31, 2002 are restated in terms of the ruble purchasing power current as of December 31, 2002. Per share amounts are expressed in rubles.

	Years Ended December 31,
	2006	2005	2004	2003	2002
Telephone traffic
Domestic long-distance traffic	31,370	18,126	17,297	12,347	9,372
Outgoing international long-distance traffic	13,271	9,405	9,060	8,198	8,487
Incoming and transit international long-distance traffic	4,480	4,098	4,041	3,871	4,250

Total telephone traffic	49,121	31,629	30,398	24,416	22,109

Rent of channels	7,116	6,045	4,623	2,986	2,778

Other revenue
Television and radio transmission	528	574	602	584	546
Satellite services	559	548	—	—	—
Internet access	217	44	—	1,060	849
FreePhone services	761	430	142	47	—
Miscellaneous revenue	3,257	1,685	1,553	2,174	1,571

Total other revenue	5,322	3,281	2,297	3,865	2,966

Total Revenue	61,559	40,955	37,318	31,267	27,853

Wages, salaries, other benefits and payroll taxes	7,147	6,242	5,109	3,946	3,476
Depreciation	8,418	7,136	7,498	8,252	9,089
Impairment of property, plant and equipment	—	4,970	—	—	—
Charges by network operators—international	7,304	7,059	6,484	5,913	5,779
Charges by network operators—national	29,355	8,741	7,883	4,053	1,707
Other operating expenses	8,030	6,407	5,339	6,918	5,904

Total operating expenses	60,254	40,555	32,313	29,082	25,955

Operating profit	1,305	400	5,005	2,185	1,898
Gain/(loss) from associates	19	169	(25)	115	314
Net interest and other non-operating income/loss, including monetary gain	1,119	1,104	639	1,447	1,622

Income before tax and minority interest	2,443	1,673	5,619	3,747	3,834

Income tax (expense)/benefit	(987)	(695)	(1,353)	(222)	(967)

Income after taxation from continuing operations	1,456	978	4,266	3,525	2,867

Net loss from discontinued operations, net of tax, including write-down of property, plant and equipment(1)	—	—		(2,459)	(1,098)

Net income/(loss)	1,456	978	4,266	1,066	1,769

Attributable to:
Equity holders of the parent	1,458	978	4,266	346	698
Minority interest—continuing operations	(2)	—	—	70	(82)
Minority interest—discontinuing operations	—	—	—	650	1,153
Earnings/(loss) per Share (rubles)—basic and diluted	1.50	1.01	4.39	1.10	1.82
Earnings/(loss) per Share (rubles)—continuing operations	1.50	1.01	4.39	3.63	2.95
Loss per Share (rubles)—discontinued operations	—	—	—	(2.53)	(1.13)
Earnings/(loss) per ADS (rubles)—basic and diluted(2)	9.00	6.06	26.34	6.60	10.92
Earnings/(loss) per ADS (rubles)—continuing operations(2)	9.00	6.06	26.34	21.78	17.70
Loss per ADS (rubles)—discontinued operations(2)	—	—	—	(15.18)	(6.78)
Per share dividend on preferred share (rubles)(3)	3.72	2.97	3.25	1.27	0.96
Per share dividend on ordinary share (rubles)(3)	1.56	1.46	0.88	0.54	0.22
Amounts in accordance with U.S. GAAP
Total revenues	61,559	40,955	37,318	31,267	27,853
Total operating expenses	61,816	37,039	33,006	29,725	26,389
Operating profit/(loss)	(257)	3,916	4,312	1,542	1,464
Net income from continuing operations	271	3,452	3,871	3,106	2,598
Net loss from discontinued operations	—	—	—	(3,086)	(2,273)
Net income/(loss)	271	3,452	3,871	20	325
Earnings/(loss) per Share (rubles)—basic and diluted	0.28	3.55	3.98	(0.02)	(0.33)
Earnings/(loss) per Share (rubles)—continuing operations	0.28	3.55	3.98	3.20	2.67
Loss per Share (rubles)—discontinued operations	—	—	—	(3.18)	(2.34)
Earnings/(loss) per ADS (rubles)—basic and diluted(2)	1.68	21.30	23.88	(0.12)	1.98
Earnings/(loss) per ADS (rubles)—continuing operations(2)	1.68	21.30	23.88	19.20	16.02
Loss per ADS (rubles)—discontinued operations(2)	—	—	—	(19.02)	(14.04)
Per ADS dividend on ordinary share (US$)(4)	0.36	0.30	0.19	0.11	0.04

	Years Ended December 31,
	2006	2005	2004	2003	2002
BALANCE SHEET DATA
Amounts in accordance with IFRS
Non-current assets	48,110	44,315	48,788	52,135	62,359
Current assets	20,388	21,002	15,632	12,913	15,952

Total assets	68,498	65,317	64,420	65,048	78,311

Total shareholders' equity and minority interest	50,945	49,697	50,838	48,161	51,103
Current liabilities	12,696	7,470	6,158	7,398	14,508
Non-current liabilities	1,413	3,979	1,470	2,007	2,579
Deferred tax liability	3,444	4,171	5,954	7,482	10,121

Total shareholders' equity, minority interest and liabilities	68,498	65,317	64,420	65,048	78,311

Amounts in accordance with U.S. GAAP
Total assets	72,975	71,349	66,118	67,308	79,923
Long-term liabilities	5,869	9,588	7,769	10,004	13,318
Total shareholders' equity and minority interest	54,306	54,348	52,189	49,907	53,174
STATEMENT OF CASH FLOWS
Net cash provided by operating activities	7,421	10,943	7,754	2,075	5,713
Net cash used in investing activities	(4,456)	(10,109)	(6,053)	(6,640)	(3,501)
Net cash provided by/(used in) financing activities	(3,004)	308	(2,967)	3,486	(411)
Effect of exchange rate changes and inflation on cash and cash equivalents	(6)	1	(8)	(34)	36

Net (decrease)/increase in cash and cash equivalents	(45)	1,143	(1,274)	(1,113)	1,837

SELECTED STATISTICAL DATA
International telephone minutes (million)
Incoming	2,461	1,875	1,594	1,207	973
Outgoing	1,933	1,769	1,541	1,323	1,235
Domestic long-distance minutes (million)	9,722	9,347	9,094	8,220	7,136

(1)
Net loss from discontinued operations, net of tax includes impairment of property, plant and equipment of RUR 419 million for the year ended December 31, 2003.

(2)
Each ADS represents six ordinary shares.

(3)
Per share data for the year ended December 31, 2002 has been restated in terms of the ruble purchasing power as of December 31, 2002 in accordance with IAS 29. The number of outstanding ordinary shares is 728,696,320. The number of outstanding class A preferred shares is 242,831,469.

(4)
U.S. dollar per ADS amounts are computed using the exchange rate as of the respective year end.

        Effective August 1, 2003, the government anti-monopoly authority implemented a new system for settlements between us, on the one hand, and regional operators of the Svyazinvest Group, or Inter-regional companies (IRCs), and alternative operators, on the other hand, under which we began to bill operators originating DLD calls using one settlement rate and to pay to operators terminating the calls a termination fee based on another settlement rate. Before this change, we made no payments for termination and recognized revenue for processing traffic originating in networks of other operators on the basis of a single settlement rate, on a net basis. See "Item 4. Information on the Company—B. Business Overview—Services—Domestic Tariffs."

        The pro-forma information calculated on the basis of the new settlement system as if it was applied effective January 1, 2002 is presented below in millions of rubles.

	2003	2002
	(unaudited)	(unaudited)
Revenue from local operators	12,396	11,159
Charges by network operators	(8,058)	(7,007)

        In 2005, new rules and regulations governing the national telecommunications sector were enacted by the Ministry of Information Technologies and Communications, or Mininformsvyaz, as part of the regulatory reform and restructuring of the national telecommunications sector aimed at facilitating competition and making the industry more attractive for investors. The new rules and regulations came into effect on January 1, 2006 and introduced a new scheme governing the relationships between the providers of DLD/ILD services and end users, and effectively ended our monopoly over the provision of long-distance telecommunications services in Russia.

        Prior to January 1, 2006, we provided international and DLD traffic throughput services to Russian operators, including to each of Russia's seven Svyazinvest IRCs and other local operators. In Moscow, we provided DLD/ILD telecommunications services to subscribers through the local access network of a local operator, and billed customers directly. IRCs and other operators independently billed for long-distance services provided to their local network subscribers (except for subscribers in Moscow). The operators settled with us for long-distance call transit and termination services, and we, in turn, paid the respective operator for call termination services.

        Starting January 1, 2006, under the new scheme, we provide DLD/ILD services directly to end users and bill them for DLD/ILD services rendered in all regions of Russia, while the inter-regional and local operators provide us with inter-regional and local call origination and termination services, respectively, and charge us for these services.

        For additional information, see Note 3 to our consolidated financial statements.

Exchange Rates

        The table below sets forth, for the periods and dates indicated, high, low, average, and period-end rates of the Central Bank for the purchase of U.S. dollars, expressed in Russian rubles per one U.S. dollar. No representation is made that the Russian ruble or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Russian rubles, as the case may be, at any particular rate. The Russian ruble is not a convertible currency outside the territory of the Russian Federation and is subject to significant restrictions on trading within the territory of Russia. See also "Item 10. Additional Information—D. Exchange Controls."

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2006	28.48	26.18	27.09	26.33
2005	29.00	27.46	28.29	28.78
2004	29.45	27.75	28.73	27.75
2003	31.88	29.25	30.67	29.45
2002	31.86	30.14	31.39	31.78

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
November 2007	24.68	24.26
October 2007	25.06	24.70
September 2007	25.70	24.95
August 2007	25.84	25.34
July 2007	25.73	25.39
June 2007	26.05	25.78
May 2007	25.92	25.73
April 2007	26.01	25.69
March 2007	26.24	25.97
February 2007	26.55	26.16
January 2007	26.58	26.45
December 2006	26.39	26.18

        On December 14, 2007, the exchange rate between the ruble and the U.S. dollar was 24.43 rubles per $1.00.

        The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate
Year ended December 31,
2006	9.0%
2005	10.9%
2004	11.7%
2003	12.0%
2002	15.1%

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

        We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently are not aware of or deem immaterial, may also result in decreased revenues, increased expenses or other events that could result in a decline in the value of our shares and ADSs.

Risk Relating to the Regulatory Reform of the Russian Telecommunications Industry

  Implementation of the new Federal Law on Communications, or the Communications Law, may cause us to lose our dominant position in the Russian long-distance telecommunications market, may impact our ability to timely and accurately prepare our financial statements and impose additional financial burdens on us, which may materially and adversely affect our business, financial condition and results of operations

        Prior to January 1, 2006, we were the only nationwide DLD/ILD operator in Russia and, therefore, held a monopoly position in this market. Reform of the Russian telecommunications industry began with the introduction of the Communications Law in 2004 and has intensified as implementing regulations have been enacted thereunder. Most significantly, the new regulations opened up the DLD/ILD market by allowing telecommunications operators to apply for DLD/ILD telecommunications services licenses, and radically restructured our relationships with IRCs, local operators and subscribers. However, as certain gaps remain in the new legislative framework, it is not yet entirely clear how the new regulatory regime will ultimately impact our business, financial condition and results of operations. For additional information, see "Item 4. Information on the Company—B. Business Overview—Regulation of the Russian Telecommunications Industry."

Change in DLD and ILD competitive environment

        New regulations have been enacted allowing operators to apply for DLD/ILD telecommunications services licenses. Among other things, operators seeking to obtain such a license are required to have interconnection points in each of the 85 Russian regions and network capacity to offer DLD services throughout the entire territory of Russia. Approximately 30 operators are reported to have already applied for and received DLD/ILD licenses, and three operators, OJSC Multiregional Transit Telecom, or MTT, CJSC TransTelecom and GoldenTelecom, have commenced operations. If these or other operators are successful in competing with us in providing nationwide DLD/ILD telecommunications services, we will lose our near monopoly position in the fixed-line DLD/ILD telecommunications sector and our market share in the fixed-line DLD/ILD services market may erode.

Radical restructuring of the provision of long-distance services to end users

        Prior to January 1, 2006, we provided international and DLD traffic throughput services to Russian operators, including to each of Russia's seven IRCs and other local operators. These operators billed their own local customers for outgoing domestic long-distance and international calls, while we, in turn, billed the operators for the traffic throughput and termination. We had a different arrangement in Moscow, where we provided DLD/ILD telecommunications services to end users through the local access network of a local operator, and billed customers directly.

        The new regulations that came into effect on January 1, 2006 radically restructured our relationships with IRCs, local operators and subscribers, as they require (i) operators of DLD and ILD telephone networks to provide long-distance services directly to end users and bill these customers for such services; (ii) IRCs to provide DLD/ILD operators with intra-regional call origination and termination services and (iii) local telephone network operators to provide IRCs with local call origination and termination services. Thus, under this new structure, we provide services to and bill end users, IRCs provide services to and bill us, and local operators provide services to and bill IRCs, with settlements between operators conducted in the order of the services rendered. Subscriber billing and collection activities, as well as other customer service functions, are to be performed by the DLD/ILD operator or its agents.

        As we were previously not required to bill or directly service end users outside of Moscow prior to January 1, 2006, we do not have sufficient staff and other resources to perform these functions. We therefore entered into service provision agreements, or SPAs, with the IRCs and other operators of local and intra-regional networks to act as our regional agents, or Contract Service Providers (CSPs). In this capacity, the CSPs bill for telecommunications services, prepare, print and deliver invoices and collect payments from end users and perform customer service functions. The agents are also required to furnish all information required for our management and accounting reports (in both monetary and unit terms) and, together with us, undertake the joint reconciliation of unit amounts of services provided to end users.

        In the view of our management, the foregoing changes pose several risks, including those described below, that could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks associated with the functional capabilities of the information and billing systems of the IRCs and other intra-regional and local operators

        Under the SPAs, various financial and operational information required by us to prepare management and financial reports are tracked and recorded by the CSPs. Thus, we are subject to material risks associated with verification and calculation of such information by the CSPs, which includes the volumes of long-distance services rendered (in price and unit terms), invoicing, customer services provided to end users, and recognition of revenue from the provision of DLD and ILD services.

        These risks arise mainly from the lack of uniformity in the various billing systems used by the different CSPs, and joint testing of the information and billing systems of the CSPs has shown that, in most cases, their capabilities are currently insufficient to fully carry out the functions set forth in the SPAs. It is therefore unclear whether the CSPs will be able to provide us with timely and accurate operational and financial data and, as a result, we may have difficulty in preparing our accounting and tax records and producing accurate and timely financial and tax reports.

        In turn, these deficiencies have had and may continue to have in the future the following consequences:

  •
  significant delay in our preparation of accounting and financial reports caused by difficulties in measuring and recognizing revenues and direct costs;

  •
  material weakness in our internal control over financial reporting with respect to lack of effective processes and controls over our accounting for certain revenues and expenses from agency agreements related to the provision of long distance telecommunications services, for additional information see "Item 15. Controls and Procedures;"

  •
  our inability to receive an unqualified opinion on the effectiveness of our internal control over financial reporting from our independent registered public accounting firm; and

  •
  our inability to timely file our annual reports on Form 20-F with the SEC.

Risks associated with the servicing of end users by the CSPs on our behalf

        Under the SPAs, we rely on the CSPs to perform various customer service functions. For example, the new regulations require that a contract for telecommunications services (including for long-distance services) be executed between the operator and each end user. The regulations also require us to deliver invoices in hard copy directly to end users for DLD and ILD services. We rely on the CSPs to perform these functions on our behalf under the SPAs. However, there is no guarantee that the CSPs will perform these tasks in a diligent and timely manner, which could adversely affect our ability to comply with the new regulations and collect and record revenues for services rendered.

        The SPAs also require the CSPs to provide us with certain information regarding the numbering capacity of interconnected local operators and subscribers, but they often fail to do so. Moreover,

under current legislation, IRCs and local operators are required to provide individual subscriber information to interconnected long-distance operators without the prior written consent of a subscriber; however, there is a lack of procedure in place for the exchange of subscriber information in the current legislation. Such information is critical to our ability to properly record traffic transit from subscribers and to calculate charges for services rendered and to issue invoices. The failure or inability of IRCs and local operators to provide us with subscriber information may hinder our ability to charge and collect payments from subscribers for long-distance services.

Risks associated with the regulation of our tariffs and inter-operator settlement rates

        The tariffs we charge to end users for DLD services and inter-operator settlement rates are regulated by the federal government. In particular, as we are included in the Register of Natural Monopolies, our activities are regulated by the Federal Service on Tariffs, or the FST, in accordance with the Federal Law on Natural Monopolies, or the Natural Monopolies Law. The Natural Monopolies Law sets out the legal framework for state regulation of the activities of telecommunications service providers, tariffs charged to end users and other activities.

        In addition, the Communications Law provides for the regulation of certain tariffs set by telecommunications operators occupying a "significant position" in a market, or "significant operators," which the law defines as an operator holding, together with affiliates, more than 25% of the numbering capacity or throughput capacity in a particular geographic numbering zone or throughout Russia. We were added to the list of "significant operators" in December 2005. Significant operators are regulated by the Federal Service on Supervision in the Areas of Mass Media, Communications and Protection of Cultural Heritage, or Rossvyazokhrancultura. Prior to March 2007, the Federal Service on Supervision in the Areas of Communications, or Rosssvyaznador, regulated significant operators. For additional information, see "Item 4. Information on the Company—B. Business Overview—Regulation of the Russian Telecommunications Industry."

        Currently, our tariffs for DLD services are regulated by the FST. Inter-operator settlement rates, including rates for call origination, termination and transit charged by significant operators are regulated by Rossvyazokhrancultura. Because inter-operator settlement rates for call origination and termination are a substantial component of the long-distance rates charged to end users, any changes in the inter-operator settlement rates could have a significant impact on our financial condition and results of operations.

        An additional amount called the "compensation surcharge" is also payable by intra-regional and/or DLD/ILD operators to local and intra-regional operators, respectively, for the initiation of intra-regional and DLD/ILD calls, respectively, in order to compensate for losses incurred by local operators. The amount of the compensation surcharge is determined by the FST based on the amounts paid by a local operator to cover the difference between its revenues from intra-regional and local telecommunications services rendered at regulated tariffs and its economically justifiable costs relating to such services. In determining the compensation surcharge, the FST applies a certain profit margin as well. In accordance with Government Decree No. 627, the compensation surcharge will remain in effect until January 1, 2008. However, it is possible that the compensation surcharge will be extended beyond this date. The compensation surcharge substantially reduces the portion of the total DLD/ILD tariff we ultimately receive.

        Consequently, our revenue from the provision of DLD services and a significant portion of our costs, comprised of inter-operator settlements and the compensation surcharge, are based on tariffs and rates set by the government. The extensive and multi-tiered regulation of our tariffs and other fees may restrict our ability to charge tariffs that adequately compensate us for our costs or to set market-based, competitive tariffs that would enable us to maintain or increase our profits and compete with other DLD/ILD service providers whose tariffs are not subject to government regulation.

Risks Relating to Our Business

  We face increasing competition from alternative operators that may result in reduced operating margins and loss of market share

        Alternative operators are particularly active in the more profitable segments of the Russian telecommunications market, including mobile services, data transmission services and domestic and international telecommunications services. In 2006, alternative operators continued to expand their presence in the telecommunications services market, and the Russian market for DLD/ILD services is becoming increasingly competitive. In particular, newly licensed alternative operators began providing DLD/ILD services in 2006, which had a negative effect on our market share. Increased competition may result in reduced operating margins and loss of market share. See "Item 4. Information on the Company—B. Business Overview—Competition" for information regarding our competitors and new DLD/ILD license holders.

        In addition, the rapid development of mobile communications is allowing mobile operators greater access to the end users of telephone services nationwide. Mobile operators have the technical capability and legal right to transit DLD traffic to public switched telephone networks, or PSTNs, through us, as well as other long-distance operators. Furthermore, MTS, Vimpelcom and Megafon, the leading mobile operators in Russia, are reported to have received DLD/ILD licenses. Mobile operators also have the legal and technical capability to directly exchange mobile-to-mobile traffic. Due to the mobile operators' ability to bypass our network when transmitting DLD/ILD traffic, we carried an insignificant portion of total mobile traffic during 2006, and we may be unable to increase or maintain our share of mobile traffic in the future.

  We face increasing competition in DLD and ILD communications services market that may adversely affect our ability to increase our subscriber base and could result in reduced operating margins and a loss of market share, as well as different pricing, service or marketing policies

        The market for DLD and ILD communications services in Moscow, the Moscow region, St. Petersburg and other commercial centers in Russia is rapidly evolving and becoming increasingly competitive. Competition is generally based on price, product functionality, range of service offerings and customer service. The consolidation of smaller operators and/or their acquisition by larger operators may further increase competition. Increased competition, including from the potential introduction of new DLD/ILD licensed operators in Russia, may adversely affect our ability to increase the number of our subscribers and could result in reduced operating margins and a loss of market share, as well as different pricing, service or marketing policies.

        In particular, the Moscow telecommunications market is highly competitive, especially in the corporate customer segment. Our share in the Moscow DLD and ILD services market has declined in the last few years, particularly in the corporate customer segment. Because competing operators are smaller and tend to be more flexible in their tariff policy, our market share in Moscow may continue to decline, thereby limiting the growth of our revenues from Moscow end-user subscribers and potentially having a material adverse effect on our financial condition and results of operations.

  The development of IP-telephony services could result in increased competition in the long-distance market, a loss of market share and a reduction in our revenues

        The active development and promotion of IP-telephony services may significantly increase competition in the Russian long-distance market. Certain IP-telephony service providers offer free calls between users of IP-telephony, as well as significantly discounted calls to users on PSTN and mobile networks. In addition, the increase in broadband Internet penetration rates in Russia and around the world make IP-telephony services an attractive alternative to more expensive fixed-line and mobile telecommunications services. Accordingly, the growing competition from operators providing

IP-telephony services may adversely affect our ability to increase or maintain our number of subscribers and could result in reduced operating margins, a loss of market share and a reduction in revenues.

  If the demand for certain telecommunications services we have recently introduced or are developing does not increase, our ability to achieve further revenue growth from these services will be limited

        We have recently introduced or are developing new products and services, including (1) our Intelligent Network, which provides toll-free and mass-calling inquiry services, (2) our Televoting service, which provides a mass-calling service for TV, radio and other press events involving high call volumes and (3) VPN and Internet services based on our IP/MPLS network. If the markets for these services do not grow as expected, our ability to achieve further revenue growth may be impaired. Furthermore, we may be unable to take advantage of any growth in demand for these services if we fail to develop and market our own services on a timely basis.

  Significant delays in the collection of receivables and inability to collect payments for DLD/ILD services from our subscribers may result in losses and could adversely affect our financial position

        We bill end users at set tariffs for domestic and international long-distance telecommunications services and international operators for termination of incoming traffic and other services. As with many other Russian companies, we have in the past experienced, and continue to experience, significant delays in payment from certain government-funded entities and ministries, and some international operators. The incidence of delayed payments and bad debt may increase in the future as we are now required by law to provide services directly to end users nationwide. Consequently, we may incur costs in covering the cash shortages that result from delayed settlements, including costs associated with borrowings and collections. Delays in payments by our customers, as well as any significant level of bad debt, may have a material adverse effect on our business, financial conditions and results of operations.

        Since January 1, 2006, the method of charging and collecting from end users for DLD and ILD services has significantly changed. Pursuant to the SPAs entered into with IRCs, we receive a large majority of our payments for the DLD and ILD services we provide within 50-55 days, but are required to settle payment with IRCs within 25-30 days for their provision of intra-regional call origination and termination services. Therefore, in many cases, we are required to pay for the services provided by IRCs well before we receive payment for the DLD/ILD services we provide to end users. There is a risk that we may not have sufficient cash resources available to settle with IRCs if they fail to collect payment from end users of our DLD/ILD services in a timely and efficient manner. Accordingly, our obligation to pay IRCs before we receive payment could have a material adverse effect on our business, financial conditions and results of operations.

        Moreover, following the introduction of the new regulatory scheme on January 1, 2006, we began providing DLD/ILD services to end users and bill them directly, which resulted in changes to our customer base and led to an increase in our accounts receivable. The rate of collection of accounts receivable from end users under the new scheme is lower than that from IRCs and other local operators under the scheme effective prior to January 1, 2006. Our inability to effectively collect payments from end users for services rendered may result in the growth of doubtful accounts and, consequently, in losses from bad debt write-offs. Furthermore, the fees we pay to IRCs and other local operators for call origination and termination services represent a substantial part of DLD/ILD services and do not depend on the collection of payments for DLD/ILD services we provide. Thus, lower collection rates may have a negative impact on our margins and, as a result, materially adversely affect our financial position.

  Our inability to obtain equipment, software and other network components and services in a timely manner and at market prices could have a material adverse effect on our business

        The operation of our network depends upon our ability to obtain adequate supplies of switching and other network equipment, after-sales support and repair service on a timely basis. At present, we purchase component parts for switching and certain network equipment from Cisco, NEC Corporation, Alcatel, Siemens AG, Huawei Technologies Co, Ltd. and Ericsson. We also purchase and implement software products from suppliers including Microsoft, Oracle, IBM, Amdocs and PeterService. Our inability to obtain equipment, component parts, product and repair support, software products and software updates as required from our current suppliers or alternative suppliers in a timely manner and at market prices could have a material adverse effect on our business.

  We depend on the reliability of our networks, and a system failure or breach of our security measures could result in a loss of subscribers and materially adversely affect our business and results of operations

        We are able to deliver services only to the extent that we can protect our network systems against damage from communications failures, computer viruses, power failures, natural disasters, acts of terrorism and unauthorized access. Any system failure, accident or security breach that causes interruptions in our operations could impair our ability to provide services to our subscribers and materially adversely affect our business and results of operations. In addition, to the extent that any disruption or security breach results in a loss of or damage to subscribers' data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these disruptions or security breaches.

        Our business also depends on our ability to successfully integrate new equipment and technologies into our network which, in turn, may lead to network overloads and failures. A material failure of our network or a decline in network quality may harm our reputation, result in subscriber loss and materially adversely affect our business and results of operations.

  Infringement by other telecommunications operators of our rights relating to transit of DLD and ILD traffic may have a material adverse effect on our financial condition and results of operations

        Insufficient action by governmental authorities in ensuring compliance with applicable laws allows certain companies to infringe our rights in respect of DLD and ILD traffic transit and termination of incoming traffic. The absence of government-imposed burdens on these companies may allow these companies to offer substantially lower tariffs than we do. This, in turn, negatively impacts our revenues by causing our market share to decrease and forcing us to reduce our tariffs in order to remain competitive, which we may not be able to do, if the respective tariffs are set up by the government. Our inability to maintain our market share coupled with stringent tariff regulation may have a material adverse effect on our financial condition and results of operations.

  If our calculation of our tax liability and certain initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations

        Following a tax audit for the period covering the fiscal year ended December 31, 2003, the Russian tax authorities issued a tax assessment in June 2006 for RUR 3.5 billion (including fines and penalties) relating to our calculation of taxes payable on our revenue from traffic transmission and certain VAT benefits. We filed a claim with the Moscow Arbitration Court challenging this assessment, and in April 2007, the Moscow Arbitration Court ruled in our favor, reducing the assessment to RUR 1.3 million. The tax authorities appealed this decision, and the appellate court further reduced the tax assessment to approximately RUR 0.15 million. We expect the Russian tax authorities to further appeal this decision. In the event that we are ultimately found liable for all or a significant part of the original assessment, the resulting losses would have a material adverse impact on our financial condition and results of operations.

  Our business operations could be significantly disrupted if we lost key members of our management and accounting personnel

        We are dependent on our senior management for the implementation of our annual budget, achievement of strategic goals and operation of our day-to-day activities. In addition, the professional experience of members of senior management is important to the conduct of our business. No assurance can be given that management will continue to make their services available to us, and we are not insured against the detrimental effects to our business resulting from the loss or dismissal of key personnel.

        We are also dependent on certain qualified personnel for financial reporting in accordance with IFRS, U.S. GAAP and SEC requirements. In Russia, there are only a limited number of individuals with adequate IFRS, U.S. GAAP and SEC reporting expertise and there is increasing demand and intense competition for such personnel as more Russian companies are beginning to prepare financial statements on the basis of IFRS or U.S. GAAP. Such competition makes it difficult for us to hire and retain such personnel, and currently we do not have sufficient qualified personnel to meet our needs. This lack of qualified personnel resulted in a material weakness in our internal control over financial reporting identified by our management and our independent registered public accounting firm. The loss of existing key personnel could have further material adverse effect on our business, financial condition and results of operations. For additional information, see "Item 15. Controls and Procedures" and "—We have identified and reported material weaknesses in our internal control over financial reporting and we may not be able to remediate these material weaknesses or prevent future material weaknesses. If we fail to do so there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis."

  Our existing arrangements with trade unions may not be renewable on terms favorable to us, and our operations could be adversely affected by strikes and lockouts

        Over half of our employees are represented by the Telecommunications Union of Russia. Large union representation subjects our business to the risk of interruptions through strikes, lockouts or delays in renegotiations of labor contracts. Our existing collective bargaining agreement also may not be renewed on terms favorable to us. In such events, our business, financial condition and results of operations could be materially and adversely affected.

  The insurance coverage under our insurance agreements may be insufficient to compensate losses

        The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption. We maintain insurance against some, but not all, potential risks and losses that affect our operations, and we cannot assure you that our insurance will be adequate to cover all of our losses or liabilities. We also cannot assure you that insurance will continue to be available to us on commercially reasonable terms.

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

  If transactions of members of our group and their predecessors-in-interest were to be challenged on the basis of non-compliance with applicable legal requirements, the remedies in the event of any successful challenge could include the invalidation of such transactions or the imposition of other liabilities on such group members

        Members of our group, or their predecessors-in-interest, at different times took a variety of actions relating to share issuances, share disposals and acquisitions, mandatory buy-out offers, valuation of property, interested party transactions, major transactions, meetings of the group members' governing bodies, other corporate matters and anti-monopoly issues that, if successfully challenged on the basis of non-compliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant group members or their predecessors-in-interest, could result in the invalidation of such transactions and our corporate decisions, restrictions on voting control or the imposition of other liabilities. Because applicable provisions of Russian law are subject to many different interpretations, we may not be able to successfully defend any challenge brought against such transactions, and the invalidation of any such transactions or imposition of any such liability may, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

  We are subject to the regulation and control of the FST and FAS and our failure to comply with these regulations could have a material adverse effect on us

        Under Russian law, the state has authority to regulate, to a certain extent, activities of natural monopolies. As we are considered to be a natural monopoly, we are subject to regulation by the FST. In addition, as an entity controlling more than 35% of the DLD and ILD telecommunications market in Russia, we are also subject to regulation by the Federal Anti-Monopoly Service, or the FAS.

        The Natural Monopolies Law provides a legal basis for the federal regulation of telecommunications providers and provides for state control over the setting of tariffs for publicly-accessible telecommunications services, mail services and other activities. This law significantly impacts our ability to set tariffs independently. The Natural Monopolies Law and the Law on Protection of Competition also govern the types of transactions into which a regulated entity, such as us, may enter. Any failure to comply with such regulation could materially and adversely affect our business. The Russian government, through the FST, regulates end-user DLD tariffs and may require us to enter into specified contracts with state-owned entities. Although we are permitted to petition the FST to change the tariffs based on such criteria as inflation and increased costs, such requests may not be granted and the FST may not adequately take such factors into account in setting tariffs. In addition, as a regulated entity, we are not permitted to refuse to enter into contracts with particular consumers if the FAS so requires. Any of the above circumstances could have a material adverse effect on our business, financial conditions and results of operations.

  Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations

        Our telecommunications licenses expire periodically and may be renewed upon application to Rossvyazokhrancultura. Government officials in Russia have broad discretion in deciding whether to renew a license, and may not renew licenses after their expiration. If licenses are renewed, they may be renewed with additional obligations, including payment obligations.

        The Communications Law also contains a broad list of grounds for the suspension and cancellation of licenses issued to communications operators. If we fail to comply with the requirements of applicable

Russian legislation or fail to meet any terms of our licenses, our licenses and other authorizations necessary for our telecommunications operations may be suspended or terminated.

        Failure to renew our licenses or receive renewed licenses with similar terms to existing licenses could significantly limit our operations, which could have a material adverse effect on our business and results of operations.

        Additionally, most of the telecommunications equipment used by us is subject to certification requirements. Failure to renew these certifications as necessary could result in our inability to import and use such equipment, which could have a material adverse effect on our business and results of operations. See Note 28 to our consolidated financial statements for additional information.

  To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we will have to continue to divert significant moneys and resources, including senior management time, from our operating businesses, which could materially adversely affect our business, results of operations and prospects

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to evaluate the effectiveness of our internal control over financial reporting on an annual basis and furnish a report with management's assessment thereof as part of our Form 20-F filed with the SEC. Our management is also required to report on the effectiveness of our disclosure controls and procedures. Our independent registered public accounting firm is required to attest to, and report on, management's assessment and the effectiveness of internal control over financial reporting. As disclosed elsewhere in this report, management has identified thirteen material weaknesses in internal control over financial reporting and, accordingly, has determined that internal control over financial reporting was not effective as of December 31, 2006. For more information, see "Item 15. Controls and Procedures."

        We believe that significant time, effort and expense, including time of senior management will continue to be required to design, maintain and evaluate the internal control system over financial reporting under these rules. For these reasons, the costs involved in achieving Section 404 compliance could have a material adverse effect on our business, results of operation and prospects.

  We have identified and reported material weaknesses in our internal control over financial reporting and we may not be able to remediate these material weaknesses or prevent future material weaknesses. If we fail to do so there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis

        Management has identified thirteen material weaknesses in our internal control over financial reporting as defined in the Accounting Standard No. 5 issued by the Public Company Accounting Oversight Board for the year ended December 31, 2006. The material weaknesses in our internal control over financial reporting for the year ended December 31, 2006 are described in "Item 15. Controls and Procedures."

        Notwithstanding the steps we have taken and continue to take that are designed to remediate these material weaknesses, we may not be successful in remediation of these material weaknesses in the near or long term and we may not be able to prevent other material weaknesses in the future. For more information, see "Item 15. Controls and Procedures—Remediation Activities and Changes in Internal Control Over Financial Reporting—Remediation Activities." Any failure to maintain or implement required new or improved internal control over financial reporting, or any difficulties we encounter in their implementation, could result in significant deficiencies or additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements.

        Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports with respect to the effectiveness of our internal control over financial reporting as required by the SEC rules under Section 404 of the Sarbanes-Oxley Act of 2002. The existence of these material weaknesses could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations, which could be subject to sanctions by regulatory authorities as the SEC, and cause investors to lose confidence in our reported financial information, leading to a decline in the price of our shares and ADSs.

Risks Relating to Our Financial Condition

  Servicing and refinancing our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control

        We have a substantial amount of outstanding indebtedness. As at December 31, 2006, our consolidated total debt was approximately $132 million, of which $102 million was secured by the pledge of equipment. Our interest expense was approximately $5 million, net of amounts capitalized, as of December 31, 2006.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, approximately $112 million of our debt is comprised of floating rate interest loans on which we may face interest rate increases. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able accelerate the maturity of such indebtedness, potentially causing cross-defaults under and acceleration of our other indebtedness.

        In addition, we may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may be required to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms or at all, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and prospects. See "Item 5. Operating and Financial Review and Prospects—B.Liquidity and Capital Resources."

  Our cash holdings are exposed to devaluation

        There are only a limited number of ruble-denominated instruments in which we may invest our excess cash. The devaluation of the U.S. dollar against the ruble decreases our U.S. dollar-denominated holdings in ruble terms and results in foreign exchange losses as our financial statements are reported in rubles. We face similar risks in relation to our Yen- and euro-denominated holdings.

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

  Devaluation of the ruble against the U.S. dollar could increase our costs and reduce our operating revenues

        A significant portion of our costs, expenditures and liabilities, as well as capital expenditures and borrowings, are either denominated in, or closely linked to, the U.S. dollar and Special Drawing Rights, or SDRs, while most of our operating revenues are denominated in rubles. As a result, the devaluation of the ruble against the U.S. dollar or other currencies comprising the SDR basket can adversely affect us by increasing our costs in ruble terms. Additionally, if the ruble declines against the U.S. dollar and increases in prices we charge for our services do not offset such devaluation, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness. The devaluation of the ruble may also result in decrease in purchasing capacity of our ruble-denominated assets, such as ruble deposits.

  Inflation could increase our costs and decrease our operating margins

        Although the inflation rate in Russia has been gradually decreasing in recent years (18.6% in 2001, 15.1% in 2002, 12.0% in 2003, 11.7% in 2004, 10.9% in 2005, and 9.0% in 2006, according to Rosstat), it is still relatively high. We tend to experience inflation-driven increases in certain of our costs, including salaries, rents and energy costs, which are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures and government regulation of our tariffs, we may not be able to raise the tariffs we charge for our services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

Risks Relating to the Control of the Company by Svyazinvest and the Government of the Russian Federation

  Our business operations could be significantly disrupted if our major shareholder undergoes a change in control or reduces its control over us

        We are effectively controlled by Svyazinvest Telecommunications Investment Open Joint-Stock Company, or Svyazinvest, which holds 50.67% of our voting shares. In turn, the government has a controlling interest in Svyazinvest. Mininformsvyaz has indicated its support for selling the government's stake in Svyazinvest, although it is not clear when or whether such sale will occur. Any change in control in Svyazinvest may have a material adverse impact on our business activities due to the following factors:

  •
  A change in control of Svyazinvest may result in unpredictable changes for us, including changes to our board of directors, management and our business approach, as a result of the business strategy of the new major shareholder of Svyazinvest;

  •
  Reducing or eliminating Svyazinvest's controlling position in us may jeopardize business relations between us and major intra-regional and local telephone operators controlled by Svyazinvest that are our primarily providers of origination and termination services. In 2006, Svyazinvest IRCs provided origination and termination services to us in the amount of RUR 22,598 million, or 77%, of our overall payments to national telecommunications operators.

  •
  The sale or potential sale of a significant number of our shares out of the 50.67% stake held by Svyazinvest may cause the market price of our shares and ADSs to decline significantly.

        Currently, Svyazinvest is viewed as a strategic asset by the government mainly due to our vital role in providing telecommunications services to certain state agencies. The government may therefore elect to maintain a certain measure of control over Svyazinvest's subsidiaries, including us, through the maintenance of a "golden share" or other means.

  We could be influenced by the government of the Russian Federation in a way that may conflict with the interests of other holders of our shares and ADSs

        The government, through the Federal Agency for Federal Property Management, holds a 75% stake less one share in Svyazinvest, and effectively controls Svyazinvest and its group of companies, or the Svyazinvest Group. Svyazinvest holds 50.67% of our voting shares. Thus, we are effectively controlled by the government of the Russian Federation.

        If not otherwise required by law, resolutions at a shareholders' meeting will be adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, the Russian government has the power to control the outcome of most matters to be decided by vote at a shareholders' meeting and, as long as it holds, directly or indirectly, the majority of our shares, will control appointment of the majority of directors and removal of directors. The government is also able to control or significantly influence the outcome of any vote on, among other things, any proposed amendment to our charter, reorganization proposal, proposed substantial sale of assets or other major corporate transactions. Thus, the government can take actions that may conflict with the interests of other holders of our ADSs.

Risks Relating to the Russian Federation

  Emerging markets such as the Russian Federation are subject to greater risks than more developed markets, including significant legal, economic and political risks

        Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant legal, economic and political risks. In addition, market institutions and commercial practices are generally weaker and less developed in emerging markets than in more developed countries. Investors should also note that emerging economies such as the economy of the Russian Federation are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

  The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business

        Russia's banking and other financial systems are less developed or regulated in comparison with other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, certain banks do not follow existing Central Bank regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured.

        Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the Central Bank has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

        There is currently a limited number of sufficiently creditworthy Russian banks. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks, in part, because we are required to do so by Central Bank regulations and because the ruble is not transferable or convertible outside of Russia. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

Political and Social Risks

  Political and governmental instability in Russia could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs

        Since 1991, Russia has sought to transform from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups.

        Current and future changes in the government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. In addition, the Russian presidential elections scheduled for 2008 could bring more volatility to the market. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

  Potential conflict between central and regional authorities could create an uncertain operating environment hindering our long-term planning ability

        The Russian Federation is a federation of 85 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities could result in the enactment of conflicting legislation at various levels and may lead to political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus may hinder our long-term planning efforts and create uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, which can halt normal economic activity and disrupt the economies of neighboring regions. For example, violence and attacks relating to the Chechen conflict have spread to other parts of Russia and several terrorist attacks have been carried out by Chechen terrorists in other parts of Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. These factors could materially adversely affect our business and the value of our shares and ADSs.

  Crime and corruption could disrupt our ability to conduct our business

        The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, disrupt our ability to conduct our business and could thus materially adversely affect our business, financial condition, results of operations and prospects.

  Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our operations

        The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, including restrictions on foreign involvement in the economy of Russia; and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenues, materially adversely affecting our operations.

  Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects

        Governmental authorities in Russia have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Standard & Poor's has expressed concerns that "Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups." In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

        In addition, recently, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Economic Risks

  Economic instability in Russia could adversely affect our business and the value of the shares and ADSs

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

        Although Russia has benefited recently from the increase in global commodity prices, providing an increase in disposable income and an increase in consumer spending, the Russian economy has been subject to abrupt downturns in the past. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a substantial decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets.

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

  Fluctuations in the global economy could materially adversely affect the Russian economy and our business, as well as the value of our shares and ADSs

        The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy. Russia is also a major producer and exporter of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of tariffs and/or antidumping measures by certain export markets. A market downturn and/or economic slowdown in the Russian economy could materially adversely affect our business and the value of our shares and ADSs.

  The infrastructure in Russia is inadequate, which could disrupt our business operations

        The infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission systems; communication systems and building stock. For instance, in May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major power outage in a large section of Moscow and some surrounding regions. The blackout disrupted the ground electric transport, including the metro system, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many banks, stores and markets were also halted. The poor condition of the physical infrastructure in Russia adds costs to doing business and can result in disruptions in our business operations.

        In addition, any efforts undertaken by the Russian government to modernize the country's infrastructure may result in increased tariffs for the use of such infrastructure and thereby increase our costs and adversely affect our financial results and results of operations.

Legal Risks and Uncertainties

  We, our principal shareholders, their affiliates and our subsidiaries have engaged and may continue to engage in transactions among ourselves that may present conflicts of interest, and may be subject to challenge by minority shareholders

        We, our principal shareholders, their affiliates and our subsidiaries in the past have carried out, and continue to carry out, transactions with us and others which may be considered to be "interested party transactions" under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. See "Item 10. Additional Information—Description of Charter Capital and Certain Requirements of Russian Legislation—Interested Party Transactions." The provisions of Russian law defining which transactions must be approved as "interested party transactions" are subject to different interpretations. We cannot assure you that our and our subsidiaries' applications of these concepts will not be subject to challenge by former and current shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

        In addition, Russian law requires a three quarters majority vote of the holders of voting stock present at a shareholders' meeting to approve certain transactions and other matters, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, repurchase by the company of shares and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition and results of operations could be materially adversely affected.

  Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of our shares and ADSs

        Russia is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian legal system create uncertainty with respect to the legal and business decisions that we make, many of which uncertainties do not exist in countries with more developed market economies:

  •
  inconsistencies between and among the Constitution, federal laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

  •
  conflicting local, regional and federal rules and regulations;

  •
  the lack of judicial and administrative guidance on interpreting legislation;

  •
  substantial gaps in the regulatory structure due to delay or absence of implementing legislation;

  •
  the relative inexperience of judges and courts in interpreting legislation;

  •
  lack of an independent judiciary;

  •
  corruption within the judiciary;

  •
  a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses; and

  •
  poorly developed bankruptcy procedures that are subject to abuse.

        The nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations which have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and contracts, or to defend ourselves against claims by others. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

  Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to operate telecommunications equipment, or the findings of government inspections or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition and results of operations

        Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees' compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or any of our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations.

        Our failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to operate telecommunications equipment or the findings of government inspections may also result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition and results of operations.

  Lack of developed corporate and securities laws and regulations in Russia could limit our ability to attract future investment

        The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than, for example, in the United States or the European Union. Many Russian securities regulations have only recently been adopted. In addition, the Russian securities market is regulated by several different authorities which are often in competition with each other. These include:

  •
  the Federal Service for Financial Markets, or the FSFM;

  •
  the Ministry of Finance;

  •
  the FAS;

  •
  the Central Bank; and

  •
  various professional self-regulatory organizations.

        The regulations of these various authorities are not always coordinated and may be contradictory.

        In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to us. The FSFM has recently introduced a number of regulations relating to offerings of shares in and outside of Russia, including combined offerings involving closed subscription for new shares and the sale of existing shares, which remain largely untested and subject to varying interpretations. Any challenges of such regulations or transactions consummated pursuant to them could have an adverse effect on our ability to effect equity offerings in the future. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business, financial condition and results of operations.

  The judiciary's lack of independence and overall inexperience, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or holders of our shares and ADSs from obtaining effective redress in a court proceeding, materially adversely affecting the value of our shares and ADSs

        The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remains largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult in Russia. Additionally, court claims are often used in furtherance of political and commercial aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes. Judicial decisions in Russia can be unpredictable and may not provide effective redress.

        These uncertainties also extend to property rights. During Russia's transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business.

  The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the shares underlying the ADSs

        Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, the holdings of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets.

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

        In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, in an audit, taxpayers are subject to inspection with respect to the three calendar years which immediately preceded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to review the results of previous tax audits conducted by subordinate tax inspectorates. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has "obstructed" or "hindered" an audit and ultimately seek penalties beyond the three-year term. In some instances, new tax regulations have been given retroactive effect.

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

        The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

  Restrictive currency regulations or limited foreign currency markets in Russia could hinder our ability to conduct our business

        In the past, Russian currency regulations imposed various restrictions on operations involving foreign currencies in an attempt to support the ruble. Effective from January 1, 2007, most of these restrictions have been removed. However, the government and the Central Bank may impose requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia in the future. For example, Russian companies currently must repatriate proceeds from export sales. Moreover, the foreign currency market in Russia is still developing, and we may experience difficulty in converting rubles into other currencies. A majority of our major capital expenditures and payments to vendors and substantially all of our debt are denominated and payable in various foreign currencies, including the U.S. dollar and euro. Any delay or difficulty in converting rubles into a foreign currency to make a payment or any practical difficulty in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the acceleration of debt obligations and cross-defaults, or prevent us from carrying on necessary business transactions, including paying our foreign suppliers.

  Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries

        The Civil Code of the Russian Federation and the Federal Law on Joint Stock Companies of December 26, 1995, or the Joint Stock Companies Law, generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one company is capable of determining decisions made by another company. The company capable of determining such decisions is deemed an "effective parent." The company whose decisions are capable of being so determined is deemed an "effective subsidiary." Under the Joint Stock Companies Law, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

  •
  the effective parent gives obligatory directions to the effective subsidiary.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our subsidiaries. The total liability of our subsidiaries, as of December 31, 2006, was $128 million. This liability could have a material adverse effect on our business, results of operations and financial condition.

  Shareholder rights provisions under Russian law could impose significant additional obligations on us

        Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to sell their shares to the company at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

  •
  decisions with respect to a reorganization;

  •
  the approval by shareholders of a "major transaction," which, in general terms, is a transaction involving property worth more than 50% of the gross book value of our assets calculated according to Russian Accounting Standards, or RAS, regardless of whether the transaction is actually consummated; and

  •
  the amendment of our charter in a manner that limits shareholder rights.

        Our (or, as the case may be, our subsidiaries') obligation to purchase shares in these circumstances, which is limited to 10% of the company's net assets calculated in accordance with RAS at the time the matter at issue is voted upon, could have a material adverse effect on our results of operations and financial condition.

  Russian legislation treating our depositary bank as the beneficial holder of the shares underlying the ADSs and lack of participation of ADS holders in shareholder votes hinder our ability to take corporate actions requiring a supermajority vote, including amending our charter

        For two consecutive years in 2004 and 2005, we were unable to approve amendments to our charter. In accordance with the Joint Stock Companies Law, charter amendments must be adopted by a three-fourths majority of shareholders taking part in a general shareholders' meeting.

        In accordance with Russian legislation, our depositary bank, JPMorgan Chase Bank, is treated as the beneficial holder of the ordinary shares underlying the ADSs. Our custodian bank, ING Bank (Eurasia), serving as a nominal holder for our depositary bank after receiving voting instructions from the depositary bank, is registered at our general shareholders' meeting as the nominal holder of the ordinary shares underlying the ADSs, which comprised approximately 25% of our total outstanding ordinary shares in 2004 and 2005. However, historically, holders of only 3-5% of our ordinary shares represented by ADSs exercise their voting rights at our general shareholders' meetings. As a result, approximately 20% of total shares eligible to be voted at our annual shareholders' meeting in 2004 and 2005 were not voted, which made it very difficult to reach the 75% threshold required to approve the amendments to our charter.

        While we were able to approve amendments to our charter in 2006 and 2007, the lack of court or regulatory guidance regarding such matters may hinder our ability to amend our charter in the future. Furthermore, our inability to amend our charter limits our flexibility in introducing changes to our corporate governance practices required by new regulations, listing rules and supervising authorities, and may have a material adverse effect on our business, financial condition and results of operations.

  Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our business and results of operations

        Russian transfer pricing rules effective since 1999 give Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant price fluctuations. The Russian transfer pricing rules are vaguely drafted, and are subject to interpretation by Russian tax authorities and courts, and have been used for politically motivated investigations and prosecutions. Although we believe that we comply with Russian tax law on transfer pricing, the uncertainties in interpretation of transfer pricing legislation may result in the tax authorities challenging our prices and making adjustments which could affect our tax position. If such price adjustments become effective by a court order or otherwise, our results of operations could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of underpaid prior tax and related interest and penalties.

        In addition, a number of draft amendments to the transfer pricing law have recently been introduced which, if implemented, would considerably toughen the existing law. The proposed changes would, among other things, shift the burden of proving market prices from the tax authorities to the taxpayer, cancel the existing permitted deviation threshold and introduce specific documentation requirements for proving market prices.

Risks Relating to the Shares and ADSs and the Trading Market

  There is little minority shareholder protection in Russia

        Minority shareholder protection under Russian law principally derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. In practice, enforcement of these protections has been poor. Shareholders of some companies have also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

        The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders' meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our majority shareholders and our management in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could have a material adverse effect on the value of the shares and ADSs.

        While the Joint Stock Companies Law provides that shareholders owning not less than 1% of the company's stock may bring an action for damages on behalf of the company, Russian courts to date do not have much experience with such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of the shares and ADSs.

  Because the depositary may be considered the owner of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary

        Many jurisdictions, such as the United Kingdom and the United States, recognize a distinction between legal owners of securities, such as the depositary, and the beneficial owners of securities, such as the ADS holders. In these jurisdictions, the shares held by the depositary on behalf of the ADS holders would not be subject to seizure in connection with legal proceedings against the depositary that are unconnected with the shares.

        Russian law may not, however, recognize a distinction between legal and beneficial ownership of securities. Russian law generally treats a depositary as the owner of shares underlying the ADSs and, accordingly, may not recognize ADS holders' beneficial ownership therein.

        Thus, in proceedings brought against a depositary, whether or not related to shares underlying the ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. In the past, a lawsuit was filed against a depositary other than the depositary seeking the seizure of various Russian companies' shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future against the depositary, and the shares underlying our ADSs were to be seized or arrested, the ADS holders involved would lose their rights to such underlying shares and all of the money invested in them.

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

  Voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs and relevant requirements of Russian law

        ADS holders will have no direct voting rights with respect to the shares represented by the ADSs. They will be able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Joint Stock Companies Law and our charter require us to notify shareholders no less than 30 days prior to the date of any meeting and at least 70 days prior to the date of an extraordinary meeting to elect our Board of Directors and to pass upon certain matters. Our shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

        ADS holders by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken, in turn, as soon as practicable thereafter, to mail to you the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by ADS holders. To exercise their voting rights, ADS holders must then instruct the depositary how to vote the shares represented by the ADSs they hold. Because of this additional procedural step involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of the shares and we cannot assure ADS holders that they will receive voting materials in time to enable them to return voting instructions to the depositary in a timely manner. ADSs for which the depositary does not receive timely voting instructions will not be voted.

        In addition, although Russian securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, there is little court or regulatory guidance on the application of such regulations, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. ADS holders may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs. We cannot assure you that holders and beneficial owners of ADSs will (i) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary, (ii) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders' rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

  Foreign judgments may not be enforceable against us

        Our presence outside the United States may limit your legal recourse against us. We are incorporated under the laws of the Russian Federation. All of our directors and executive officers reside outside the United States, principally in the Russian Federation. All or a substantial portion of our assets and the assets of our officers and directors are located outside the United States. As a result, you may not be able to effect service of process within the United States upon us or our officers and directors. Similarly, you may not be able to obtain or enforce U.S. court judgments against us, our officers and directors, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

        There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts' inability to enforce such orders and corruption.

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

  You may be unable to repatriate distributions made on the shares and ADSs

        We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees and expenses. The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of rubles into

U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no liquid market in which to hedge ruble and ruble-denominated investments.

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

  •
  investor's perception of risks associated with emerging markets;

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

  ADS holders may be unable to benefit from the United States-Russia income tax treaty

        Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15% for legal entities and organizations and at a rate of 30%

for individuals. The domestic tax rate applicable to dividends payable by Russian companies to non-resident individuals will be reduced from 30% to 15% effective from January 1, 2008. This tax may be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the "United States-Russia income tax treaty") for U.S. tax residents. However, the Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In 2005 and 2006, the Ministry of Finance of the Russian Federation expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States-Russia income tax treaty. See "Item 10. Additional Information—E. Taxation—Russian Income and Withholding Tax Consequences" for additional information.

  Non-resident investors may be subject to Russian tax withheld at source on trades of the shares or ADSs through or to certain Russian payors

        Under Russian tax law, gains arising from a sale, exchange or other disposition by non-resident holders that are legal entities or organizations of Russian securities, such as the shares, as well as financial instruments derived from such securities, such as the ADSs, may be subject to Russian profits tax to be withheld at source by the Russian payor of the income.

        However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered presence in Russia. Gains arising from a sale, exchange or other disposition of the foregoing types of securities on foreign stock exchanges by non-resident holders that are legal entities are, as a practical matter, not subject to taxation in Russia. Therefore, as long as the ADSs remain listed on a foreign stock exchange, gains arising from a sale, exchange or other disposition on that foreign stock exchange of the ADSs by non-resident legal entities or organizations to other non-resident legal entities or organizations should not be subject to taxation in Russia.

        Capital gains derived by individual non-resident holders from their disposition of Russian shares or securities, such as the shares or ADSs, will be considered Russian-source income, and generally will be subject to Russian tax withheld at source if the disposition is made through or to a professional dealer or broker that is a Russian legal entity or a foreign company with a permanent establishment in Russia.

Other Risks

  We have not independently verified information we have sourced from third parties

        We have sourced certain information contained in this document from third parties, including private companies and Russian government agencies, and we have relied on the accuracy of this information without independent verification. The official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this document are therefore subject to uncertainty due to concerns about the completeness or reliability of available official and public information. In addition, the veracity of some official data released by the Russian government may be questionable. In 1998, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and subsequently sentenced by a court in 2004 in connection with their misuse of economic data.

Item 4.    Information on the Company

A.    History and Development

General Information

        Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom was organized as an open joint stock company under the laws of the Russian Federation on September 23, 1993. Our registered address changed in 2006, and is currently located at 15, Dostoevskogo Street, St. Petersburg, 191002, Russia. Our principal executive offices are located at 14, 1st Tverskaya-Yamskaya St., Moscow 125047, Russia. Our telephone number is +7 499 972 8283, our facsimile number is +7 499 972 8222 and our e-mail address is rostelecom@rostelecom.ru. We maintain a website at http://www.rt.ru/. The information on our website is not a part of this annual report.

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

Investment Policy Highlights

        The main objective of our investment program is to further develop and modernize our integrated digital telecommunications network in order to strengthen our position in Russia's long-distance telecommunications market, as well as other segments of the telecommunications market.

        The investment program focuses on the following major areas:

  •
  Reconstruction of existing telecommunications trunk lines using dense wavelength division multiplexing, or DWDM, technology aimed at an increase in the network's throughput capacity at least tenfold. Networks using this technology operate much faster, have a larger capacity and relatively low production costs;

  •
  Construction of new trunk lines with DWDM facilities to create ring protection systems backing up our telecommunications network, as well as increasing its capacity and reliability;

  •
  Expansion of existing Automatic Switching Nodes, or ASNs, International Switching Centers, or ISCs and Automatic Trunk Exchanges, or ATEs;

  •
  Construction of a modern flexible multiplexers network in order to optimize operation of the trunk network, and to provide customers with the option to lease digital channels with optimal throughput capacity;

  •
  Construction of high-speed fiber optic telecommunications trunk lines which will provide us with access to new international routes, link Russia's major cities to our network, as well as create a backup system for existing telecommunications lines;

  •
  Creation of an IP/MPLS data transfer network and upgrading its capacity, as well as construction of additional international nodes for our data transfer network;

  •
  Construction of data centers linked to our IP/MPLS network to improve cohesion within our data transfer network, increase traffic volumes transmitted through the network and allow us to develop and provide new telecommunications services; and

  •
  Phasing out of analog trunk lines along with the expansion of the digital network.

Capital Expenditures

        To achieve our strategic objectives, in the mid-1990s we began the construction of a modern telecommunications infrastructure and expansion of our primary network and implemented new technologies which enabled us to enlarge the scope of services we provided to various customers. We financed these investments through internal sources, including cash from operations, as well as through external debt financing.

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

  •
  Tyumen to Surgut DRRL reconstruction allows us to expand the traffic capacity within the Tyumen, Khanty-Mansisk and Yamal-Nenetz regions.

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

  •
  Ufa to Orenburg FOL creates the second digital interconnection to Orenburg's ATE.

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

  •
  Construction of Yakutsk to Skovorodino DRRL/FOL, a digital interconnection to Yakutsk's ATE.

  •
  Construction of Chelyabinsk to Khabarovsk FOL, which provides backup for the Siberian and Far Eastern part of the Moscow to Khabarovsk trunk line, and provides the cities' ATEs with first and second interconnections to our trunk network.

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

  Capital construction and investments in 2006

        In 2006, we invested approximately RUR 7,177 million in our property, plant and equipment. The most significant investment projects implemented in 2006 were as follows:

  •
  Completion of the Russia to China cross-border link (Belogorsk to Blagoveshchensk to Heihe (Heilongjiang province, China)) for Europe-Asia traffic throughput services.

  •
  Expansion of the existing Russia to Belarus cross-border link as a part of the Moscow to Smolensk to Gusino FOL.

  •
  Modernization of the existing Kaliningrad to Lithuania cross-border link.

  •
  Establishment of FOL ring protection systems in the Central and Central-Chernozemic regions on the basis of existing trunk lines at the Moscow to Voronezh to Bogoroditsk to Moscow section and at the Bogoroditsk to Lipetsk to Belgorod to Bogoroditsk section.

  •
  Modernization of Novorozhdestvenskaya to Budennovsk to Shigony FOL to backup the existing Moscow to Khabarovsk FOL at the Sobchakovo to Shigony section and the Moscow to Novorossiisk trunk line at the Bogoroditsk to Novorozhdestvenskaya section by construction of a ring protection system with DWDM equipment.

  •
  Construction of Nazran to Grozny FOL, which creates a ring protection scheme in the region and provides the second digital interconnection to Grozny's and Nazran's ATEs.

  •
  Modernization of Chelyabinsk to Khabarovsk FOL.

  •
  Construction of Kirov to Syktyvkar DRRL, which creates the first digital interconnection with Syktyvkar's ATE.

  •
  Construction of a digital trunk line from Yakutsk to Skovorodino to create the first digital interconnection with Yakutsk's ATE.

  •
  Construction of Vologda to Issad FOL (two startup complexes), which creates a ring protection system in the North-West region for backup for the Moscow to St. Petersburg FOL and construction of interconnections with Cherepovets, Vologda, Kostroma, Yaroslavl and Ivanovo.

  •
  Creation of the IP/MPLS data transfer network for Internet access and VPN services.

  •
  Creation of a center for monitoring the SS-7 network, which is expected to improve the management of our network and enhance our billing capacity.

  •
  Implementation of a services and network resources management system in order to increase the level of automated services and optimize the management of our network resources.

  Main directions of development in 2007 and beyond

        We plan to invest approximately RUR 9,238 million and approximately RUR 9,363 million annually for projects in 2007 and 2008, respectively, using cash from operations and external financing sources. The investment program for 2007 and subsequent years includes the following major projects:

  •
  Construction of FOL ring protection systems in the Central, Privolzhky and Ural regions upgrading existing trunk lines with DWDM facilities.

  •
  Ongoing construction of Vologda to Issad FOL to create a number of ring protection systems in the North-West region.

  •
  Ongoing construction of Moscow to Smolensk to Gusino FOL and building of a new cross-border link from Russia to Belarus.

  •
  Ongoing construction of Chelyabinsk to Novosibirsk to Taishet to Khabarovsk FOL.

  •
  Construction of the FOL interconnecting Gorno-Altaisk's ATE with our network.

  •
  Ongoing modernization of Gryazovets to Malye Karely DRRL.

  •
  Construction of new land-based satellite stations in Petropavlovsk-Kamchatcky and Magadan.

  •
  Ongoing modernization of the Kingisepp to Belogorsk to Heihe (Heilongjiang province, China) FOL in order to improve capacity of our trunk network for transmission of Europe-Asia traffic and capacity of our IP/MPLS network, as well as to construct a redundant cross-border link to Finland.

  •
  Construction of Kingisepp to Luga to Pskov to Smolensk to Moscow FOL.

  •
  Construction of Petrozavodsk to Murmansk FOL suspended on power transmission lines.

  •
  Construction of a submarine FOL from Russia to Japan in order to upgrade our telecommunications network, including the upgrade of Vladivostok to Nakhodka FOL with DWDM facilities and construction of a redundant Khabarovsk to Vladivostok to Nakhodka FOL.

  •
  Upgrade of our existing Russia to Kazakhstan cross-border link with DWDM and STM-64 facilities, as well as construction of a new redundant Russia to Kazakhstan cross-border link with STM-16 facilities.

  •
  Construction of Surgut to Noyabrsk FOL suspended on power transmission lines.

  •
  Construction of a new Russia to Ukraine cross-border link (from Medvenka to Kazachya Lopan).

  •
  Ongoing construction of our IP/MPLS network to provide data throughput services.

  •
  Further implementation of our services and network resources management system in order to increase the level of automated services and optimize the management of our network resources.

Acquisitions

        We made the following material acquisitions during 2006 and 2007 (as of the date of this annual report):

        In April 2006, we acquired a 74.58% stake in CJSC Globus-Telecom from CJSC Sinterra (formerly CJSC Alsean-N) and OJSC RTC-Leasing for a cash payment of approximately RUR 821 million.

        In April 2006, we also acquired a 100% stake in LLC TelecomCenter, which directly controls a 20.34% stake in CJSC Globus-Telecom, from LLC AVTEX for a cash payment of approximately RUR 280.5 million. As a result, we currently own directly and indirectly a 94.92% stake in CJSC Globus-Telecom.

        In May 2006, we increased our stake in CJSC Insurance Company Costars from 60% to 86.67% following our acquisition of shares placed by CJSC Insurance Company Costars in a private offering for a cash payment of RUR 20 million.

        In June 2006, we acquired a 99.99% stake in CJSC Zebra-Telecom from Starford Investments Company, Ltd. for a total cash payment of approximately U.S.$13.5 million.

        In March 2007, we acquired through Westelcom, our 100% subsidiary, a 25.99% stake in OJSC InfoTeX Taganrog Telecom from LLC InfoTeX Telecom for a total cash payment of approximately RUR 24 million. As a result, we currently indirectly own a 99.99% stake in OJSC InfoTeX Taganrog Telecom.

        For a description of the acquired companies, see "—C. Organizational Structure—Consolidated Subsidiaries."

Divestitures

        We made the following material divestitures during 2006:

        In February 2006, we sold our 10% interest in CJSC Telecross to CJSC Crosna-Invest for a cash payment of RUR 1.8 million.

        In March 2006, we sold our 17% interest in LLC Artelecom-Service to LLC Artelecom-Service for a cash payment of RUR 9.25 million.

        In March 2006, we sold our 90% interest in LLC RTC-Sibir to LLC Telemir for a cash payment of RUR 0.6 million.

        In May 2006, we sold through Westelcom, our 100% subsidiary, our 77% interest in OJSC A-Svyaz to OJSC Dalsvyaz for a cash payment of RUR 10 million.

        In May 2006, we sold our 99.9% interest in LLC Informtech to LLC Credo Experto Jure for a cash payment of approximately RUR 8 million.

        In May 2006, we sold our 30% interest in "Tele and Radio Broadcasting Company Yalta" to LLC Credo Experto Jure for a cash payment of approximately RUR 19 million.

        In December 2006, we sold our 0.28% interest in CJSC Promsvyazbank to LLC Twenty Second Century for a cash payment of approximately RUR 34 million.

        As of the date of this annual report, we did not make any material divestitures during 2007.

B.    Business Overview

Overview

        We are a major nationwide telecommunications services provider and carrier of DLD and ILD traffic in the Russian Federation. We own and operate a nationwide trunk telecommunications network and carry the bulk of Russia's long-distance and international traffic. Throughout the country, we render domestic and international long-distance telecommunications services to end users and provide traffic throughput services to Russian operators, including each of Russia's seven IRCs and alternative operators. In addition, we provide telecommunications services to various government entities across Russia and ensure the operation of the ground-based network of most television and radio broadcasting channels.

        Prior to January 1, 2006, we were the only nationwide carrier of wholesale long-distance and international traffic in Russia and, therefore, held a monopoly position in this market. Local operators, including IRCs, billed their own local customers for outgoing domestic long-distance and international calls, while we billed the operators for the traffic throughput. Our arrangement in Moscow was different, as we provided domestic long-distance and international telecommunications services directly to end users through the local access network of a local operator and billed customers directly. We also had the exclusive right to terminate incoming international voice traffic from international operators.

        Reform of the Russian telecommunications industry began with the introduction of the new Communications Law in 2004 and has intensified as implementing regulations have been enacted thereunder. Most significantly, the new regulations opened up the DLD/ILD market by allowing telecommunications operators to apply for DLD/ILD telecommunications services licenses, and radically restructured our relationships with IRCs, local operators and subscribers.

        In particular, the new regulations that came into effect on January 1, 2006 require (i) operators of DLD and ILD telephone networks to provide long-distance services directly to end users and bill these customers for such services; (ii) IRCs to provide DLD/ILD operators with intra-regional call origination and termination services and (iii) local telephone network operators to provide IRCs with local call origination and termination services. Thus, under this new structure, we provide services to and bill end users, IRCs provide services to and bill us, and local operators provide services to and bill IRCs, with settlements between operators conducted in the order of the services rendered. Subscriber billing and collection activities, as well as other customer service functions, are to be performed by the DLD/ILD operator or its agents.

        We have entered into service contracts with the IRCs and other operators of local and intra-regional networks to act as our regional agents. In this capacity, our agents bill end users, prepare, print and deliver invoices and collect payments from end users and perform customer service functions. See Note 3 to our consolidated financial statements for additional information.

        Our trunk network, which transmits a majority of Russia's domestic and international long-distance traffic, is comprised of nearly 145,000 kilometers of digital and analog lines. As of December 31, 2006, our digitalization level in terms of channel kilometers was 97% of our total network, and 100% of our switching equipment was digitalized. We have completed a major part of the construction of our domestic long-distance digital transit network based on eight ASNs. Today, 100% of our ATEs, which are stations that collect voice traffic and automatically sort and retransmit it to our ASNs and ISCs, are connected with our ASNs and ISCs through two or more paths. For additional information, see "—Switches" and "—The Telecommunications Industry in Russia—Current Structure of the Russian Telecommunications Industry" below.

        We have completed the construction of a fully connected international digital network based on 14 ISCs and ITEs, ensuring the availability of international telecommunications services throughout most of Russia. We have direct access to 68 countries and participate in 25 international cable systems. We also maintain relationships with more than 400 international operators and network administrations.

        Russia is a member of the International Telecommunications Union, or ITU, a specialized intergovernmental group organized under the United Nations which facilitates guidelines and agreements regulating telecommunications. The ITU is designed to coordinate, standardize and internationally regulate the telecommunications industry worldwide. We also seek to strengthen our relations with international operators with whom we have direct channels through written arrangements.

        We have implemented and continue to develop a variety of services to complement our international and domestic long-distance communications services. We also offer multimedia communications services, digital channels for lease and distribute television and radio programs through our network throughout Russia.

        Our principal business activities are the provision of DLD/ILD and leased line services. Our revenues were comprised the following for the years ended December 31, 2004, 2005, 2006:

	% of total revenues
	2004	2005	2006
Telephone traffic	81.5	77.2	79.8
Rent of channels	12.4	14.8	11.6
Other revenue	6.1	8.0	8.6

        See Note 21 to our consolidated financial statements for additional information regarding our revenues relating to each principal business activity.

Business Strategy

        As we were the fixed-line DLD/ILD service provider monopoly in Russia until 2006, and continue to hold a dominant position in the Russian DLD/ILD telecommunications services market, the liberalization reform in 2006 and related restructuring of the DLD/ILD market has had and will continue to have a significant impact on our business. However, as certain gaps remain in the new legislative framework, it is still unclear in some respects how the new regulatory regime will ultimately impact our business, financial condition and results of operations. We therefore regularly review and refine our business strategy as circumstances change.

        See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Regulatory Reform of the Russian Telecommunications Industry—Implementation of the new Federal Law on Communications, or the Communications Law, may cause us to lose our dominant position in the Russian long-distance telecommunications market, may impact our ability to timely and accurately prepare our financial statements and impose additional financial burdens on us, which may materially and adversely affect our business, financial condition and results of operations" for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations.

        For 2007, our main objectives and main target markets are broader than they have been in previous years. These objectives and markets are summarized below:

Our global goals in the Russian telecommunications market are to:

  •
  strengthen our competitive positions in our core markets;

  •
  continue to develop our existing network and infrastructure, including our sales infrastructure;

  •
  enhance our operating efficiency; and

  •
  introduce and develop additional and new services.

Our goals in the corporate client market are to:

  •
  promote bundled telecommunications services and products, including DLD and ILD services, Intelligent services, VPN services, Internet access, and others;

  •
  promote services based on our Intelligent Network platform;

  •
  develop and promote new services and products based on our multiservice IP/MPLS network; and

  •
  improve efficiency of sales support and promotional activity.

Our goals in the market for end users of DLD and ILD services are to:

  •
  ensure growth of DLD and outgoing ILD traffic from end users;

  •
  increase the number of end users of our DLD and ILD services;

  •
  improve efficiency of our sales support by expanding our own customer care centers and engaging new CSPs;

  •
  improve the efficiency of our collections by implementing new payment schemes in all regions of Russia; and

  •
  conduct marketing and advertising campaigns aimed at increasing our brand and service awareness.

Our goals in the Russian operators market are to:

  •
  further upgrade our interconnection and throughput capacity;

  •
  develop new services based on our IP/MPLS network and VoIP technology; and

  •
  increase transit traffic of mobile operators.

Our goals in the international market are to:

  •
  promote our Transit Europe to Asia, or TEA, services, as well as Europe to CIS traffic transit services;

  •
  strengthen our position in the incoming ILD traffic market; and

  •
  improve and increase cooperation with leading international operators.

Seasonality

        The demand for our services is generally stable, without any marked seasonal fluctuations. Notable fluctuations in demand for telecommunications services occur only on particular dates, such as public holidays and nationwide events.

Network and Facilities

        We provide DLD/ILD telecommunications services through ground and submarine cables, digital radio-relay lines and satellites. Our digital network based on Synchronous Digital Hierarchy, a European standard used for long-distance data transmission, and DWDM technologies covers almost the entire network territory of the Russian Federation.

Primary Communications Network

        Our primary network consists of trunk cables linked to the IRCs' networks and to our ISCs for connections with foreign operators, as well as a satellite communications network. As of December 31, 2006, our digital network comprised 45,077 kilometers, including 30,388 kilometers of FOLs and 14,689 kilometers of digital radio-relay lines. A fundamental component of the network is high-capacity FOLs between Moscow and Novorossiysk, Moscow and St. Petersburg, and Moscow and Khabarovsk, as well as a satellite communications network that includes three junction centers in Moscow, Novosibirsk and Khabarovsk, and nine periphery switches in Barnaul, Kirov, Gorno-Altaysk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk and Salekhard.

        We have installed international FOLs accessing Finland, Denmark, Turkey, Italy, Bulgaria, Japan, Korea, China, Estonia, Kazakhstan, Ukraine, Georgia and Belarus. Major foreign operators can now send their unswitched traffic through Russia. As new digital communication lines are built, we regularly phase-out our analog transmission lines. Thus, nearly 60,000 kilometers of analog lines have been phased-out during 2001 through 2006.

        The following table describes the principal lines of communication that comprised our primary network as of December 31, 2006:

Line	Type of line	Length (km)		Transmission rate (Mbits/sec)	Channels
Aksay to Lugansk	Fiber Optic Cable	36	(2)	622	7,56
Apastovo to Kazan	Fiber Optic Cable	132		622	7,56
Apastovo to Malaya Purga, with branches to Kazan, Naberezhnyie Chelny, Izhevsk and Yoshkar-Ola	Fiber Optic Cable	661		2,488	30,24
Apastovo to Shigony	Fiber Optic Cable	220		622	7,56
Baltic Cable System	Fiber Optic Cable	1,28		6 × 2,488 + 4 × 2,488	302,4
Budennovsk to Kizlyar to Makhachkala with branches to Cherkessk, Nalchik, Nazran and Vladikavkaz	Fiber Optic Cable	901		2,488	30,24
Chelyabinks to Tyumen	Fiber Optic Cable	536		9,953	120,96

Gatikha to Apastovo	Fiber Optic Cable	924		9,953	120,96
Issad to Petrozavodsk	Fiber Optic Cable	319		2,488	30,24
Ivanovka to Vladivostok	Fiber Optic Cable	61		622	7,56
Kaliningrad to Gvardeisk to Sovetsk	Fiber Optic Cable	131	(2)	2,488	30,24
Kaluga to Belgorod up to Ukrainian border, with branches to Bryansk, Kursk and Belgorod	Fiber Optic Cable	974	(2)	2,488	30,24
Khabarovsk to Harbin	Fiber Optic Cable	150	(2)	2,488	30,24
Khabarovsk to Vladivostok	Fiber Optic Cable	840		9,953	120,96
Kingisepp to Albertslund	Submarine Fiber Optic Cable	1,274	(1)	2 × 565	15,12
Kingisepp to Kotka (Finland)	Fiber Optic Cable	234		9,953	120,96
Kingisepp to St. Petersburg	Suspended Fiber Optic	191		2 × 622	15,12
Kingisepp to Tallinn	Fiber Optic Cable	26	(2)	2,488	30,24
Kirov to Syktyvkar	Fiber Optic Cable	390		3 × 155	5,67
Kizlyar to Grozny	Fiber Optic Cable	140		155	1,89
Krasnodar to Novorozhdestvenskaya	Fiber Optic Cable	149		9,952	120,96
Lyuban to Issad	Fiber Optic Cable	140		2,488	30,24
Moscow Ring	Fiber Optic Cable	64		9,952	120,96
Moscow to Khabarovsk	Digital Radio-Relay	7,992		6 × 155	11,34
Moscow to Minsk, with branch to Smolensk	Fiber Optic Cable	480	(2)	9,953	120,96
Moscow to Novorossiysk	Fiber Optic Cable	1,653		2,488 + 2 × 9,953	272,16
Moscow to Samara	Fiber Optic Cable	1,021		4 × 9,953	483,84
Moscow to St. Petersburg	Fiber Optic Cable	1,163		3 × 9,952	362,88
Moscow to Yekaterinburg	Fiber Optic Cable	2,4		2,488	30,24
Nakhodka to Khabarovsk	Fiber Optic Cable	897		2 × 622	15,12
Nakhodka to Naoetsu to Pusan	Submarine Fiber Optic Cable	1,762	(1)	565	15,36
Nazran to Grozny	Fiber Optic Cable	55		9,953	120,96
Novorossiysk to Istanbul to Palermo to Karolina Bugas	Submarine Fiber Optic Cable	3,564	(1)	565	15,12
Novorossiysk to Sochi to Poti	Submarine Fiber Optic Cable	425		2,488	30,24
Novorossiysk to Varna to Karolina Bugas	Submarine Fiber Optic Cable	1,225	(1)	2,488	30,24
Novorozhdestvenskaya to Stavropol to Kropotkin to Pyatigorsk to Budennovsk with branches to Mineralnyie Vody, Kislovodsk	Fiber Optic Cable	458		2,488	30,24
Novorozhdestvenskaya to Stavropol to Makhachkala	Fiber Optic Cable	270		2,488	30,24
Novosibirsk to Khabarovsk	Fiber Optic Cable	5,48		2 × 9,953	241,92
Overlay digital network in Moscow Region	Fiber Optic Cable	709		2 × 622	15,12
Perm to Ekaterinburg	Digital Radio-Relay	565		2 × 155	3,78
Perm to Ekaterinburg	Fiber Optic Cable	382		2 × 9,953	241,92
Perm to Izhevsk	Fiber Optic Cable	657		2,488	30,24
Russia to Azerbaijan	Fiber Optic Cable	201	(2)	622	7,56
Russia to China (Belogorsk to Blagoveshchensk to Heihe)	Fiber Optic Cable	21		2,488	30,24
Russia to Kazakhstan (Eastern segment of border)	Fiber Optic Cable	220	(2)	622	7,56
Russia to Kazakhstan (Western segment)	Fiber Optic Cable	455	(2)	2,488	30,24
Samara to Novosibirsk	Fiber Optic Cable	2,782		2 × 9,952	241,92
Samara to Orenburg	Digital Radio-Relay	386		155	1,89

Samara to Saratov to Volgograd	Fiber Optic Cable	928		2 × 2,488	60,48
Skovorodino to Tynda to Yakutsk	Fiber Optic Cable	167 + 867		2,488	30,24
St. Petersburg to Finland	Fiber Optic Cable	197	(2)	622	7,56
St. Petersburg to Kingisepp to Moscow	Digital Radio-Relay	923		3 × 140	5,76
St. Petersburg to Lyuban to Luga	Fiber Optic Cable	289		2,488	30,24
Tula to Kaluga	Fiber Optic Cable	212		2,488	30,24
Tyumen to Omsk	Fiber Optic Cable	660		9,953	120,96
Tyumen to Surgut	Fiber Optic Cable	930		2,488	30,24
Tyumen to Surgut	Digital Radio-Relay	709		2 × 155	9,45
Ufa to Orenburg	Fiber Optic Cable	824		9,953	120,96
Vladimir to Vologda, with branches to Ivanovo, Kostroma and Yaroslavl	Fiber Optic Cable	665		622	7,56
Volgograd to Elista to Budennovsk	Fiber Optic Cable	560		2,488	30,24
Volgograd to Rostov-on-Don	Fiber Optic Cable	516		2,488	30,24
Yoshkar-Ola to Kirov	Fiber Optic Cable	465		2,488	30,24
Zadonsk to Lipetsk to Tambov	Fiber Optic Cable	270		622	7,56

(1)
Submarine cable—total length of cable presented.

(2)
Length to the state border.

Switches

        As of December 31, 2006, we owned 14 ISCs and ITEs, which allow for efficient ILD traffic management, including five in Moscow, two in St. Petersburg (Lyuban) and one each in Rostov-on-Don, Samara, Ekaterinburg, Novosibirsk, Khabarovsk, Kaliningrad and Murmansk. The combined capacity of these switches was 185,500 channels. In addition, we had eight ASNs, which allow for efficient DLD traffic management and which are interconnected by digital channels, and six ATEs that provide access to DLD service to local users, including five in Moscow and one in Pavlov Posad. The ASNs and their connecting digital channels constitute an integrated services digital network, or ISDN, with channel switches to which the networks of IRCs and alternative operators are connected. The ATEs of Moscow and Pavlov Posad route domestic long-distance traffic between switching centers, as well as directly to and from end users.

        As of December 31, 2006, our domestic long-distance trunk network consisted of 593,000 digital and 4,000 analog channels. Approximately 95.7% of all digital channels are connected through the SS-7. All Russian ATEs have access to our digital transit network.

        Of the Russian ATEs, 77 are able to provide ISDN services through the domestic long-distance network. We have an open network of multimedia communications. Connected to this network are subscriber units in 75 Russian regions and 13 retail outlets.

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

        In addition, in order to provide access to these systems and to establish direct high-quality international lines to remote sites of the world, we participate in the construction of, and acquire capacity in, international cable systems. As of the date of this annual report, we have interests in, or an indefeasible right of use of, 25 cable systems, including global cable systems projects such as Fiber Line Around the Globe (UK-Middle East-Japan), Asia-Pacific Cable, Canada-Transatlantic system, Trans-Pacific Cable (Japan-USA), South East Asia-Middle East-Western Europe system and Trans-Atlantic system.

Satellite Communications

        Our main satellite communications network is operated by three nodal land-based stations and nine periphery land-based stations located in Russia. To enable its operation, we lease satellite capacity from the government-owned company FSUE Space Communications and its affiliates, which operate earth satellite vehicles Express-AM3 and Express A2. We also operate a second satellite communications network, Reserv, which is comprised of one central and one periphery land-based station. To enable its operation, we lease channels from OJSC Gazcom, which operates earth satellite vehicle Yamal-200. The composition and the locations of the land-based satellite communications stations were determined by us based on the secondary network requirements for, among other things, access to the trunk network through ASNs and trunk digital communications.

        We also rent domestic and international fixed satellite channels from FSUE Space Communications, CJSC SatComLine, CJSC SvyazContactInform, OJSC YamalTelecom and CJSC Zond Holding, which are Russian satellite telecommunications companies that operate satellites in the FSUE Space Communications and Intelsat systems.

Cooperation with Mobile Communications Network Operators

        Our cooperation with Russian operators of land-based mobile communications networks is aimed at expanding our high-quality network services, including the establishment of national and international roaming.

        As of December 31, 2006, we provided international roaming for the major national and regional mobile communications operators, connecting them with 521 international mobile operators in 187 countries.

        In order to broaden the spectrum of our communications services and to upgrade communications with Russia's remote regions, we, in partnership with GlobalStar, launched the Russian segment of the GlobalStar Global System for Mobile Satellite Communications in order to provide mobile satellite communications services throughout Russia. To facilitate this project, we and GlobalStar in 1996 established CJSC GlobalTel, a U.S.-Russian joint venture. We believe that the pooling of GlobalStar's modern global mobile satellite communications facilities with the capacity of our domestic long-distance trunk network creates additional opportunities for establishing national and international roaming and for selling communications services to Russian users. The Russian segment of the GlobalStar system has been in commercial operation since the end of 2000.

Services

  International Traffic

        We are the primary provider of international telecommunications services in Russia. Specifically, we provide the switching and transmission infrastructure that connects the Russian domestic telecommunications trunk network with foreign networks and, in coordination with foreign telecommunications operators, facilitate the transmission of global telecommunications traffic within Russia. According to our estimates, at the end of 2006 our market share in the international sector was as follows (measured by traffic minutes):

  •
  Outgoing ILD traffic transit: 57%; and

  •
  Incoming ILD traffic transit: 59%.

        In 2006, our volume of outgoing ILD traffic amounted to 1,933 million minutes (including 1,101 million minutes from end users and 832 million minutes from Russian operators), an increase of 9.2% from the previous year. The increase was primarily due to our strengthening partnership with Russian operators, and focus on new market opportunities to provide telecommunications services directly to end users.

        In 2006, our volume of incoming ILD and transit traffic from international operators amounted to 2,461 million minutes, an increase of 31.3% from the previous year.

        In 2006, ILD revenue increased by 31.4% to RUR 17,751 million, or 29% of our revenues, compared to RUR 13,503 million, or 33% of our revenues in 2005 and to RUR 13,101 million, or 35% of our revenues in 2004.

        For additional information, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results."

        The following tables set forth data on our incoming and outgoing international traffic for 2004, 2005 and 2006.

International traffic with foreign countries, excluding traffic to and from CIS countries and the Baltic States (in millions, except percentages)

	2004	2005	2006
Outgoing traffic (minutes)	379	582	472
Outgoing traffic growth (% per annum)	22.6%	53.6%	-18.9%
Incoming and transit traffic (minutes)	1,005	1,230	1,531
Incoming and transit traffic growth (% per annum)	34.0%	24.5%	24.5%
Total traffic (minutes)	1,384	1,812	2,003

International traffic with the Baltic States (in millions, except percentages)

	2004	2005	2006
Outgoing traffic (minutes)	45	55	40
Outgoing traffic growth (% per annum)	15%	22.2%	-27.1%
Incoming and transit traffic (minutes)	42	48	115
Incoming traffic growth (% per annum)	16.9%	14.3%	139.6%
Total traffic (minutes)	87	103	155

International traffic with CIS countries (in millions, except percentages)

	2004	2005	2006
Outgoing traffic (minutes)	1,117	1,132	1,420
Outgoing traffic growth (% per annum)	16.1%	1.3%	25.4%
Incoming and transit traffic (minutes)	547	597	814
Incoming traffic growth (% per annum)	7.9%	9%	37.3%
Total traffic (minutes)	1,664	1,725	2,234

        Our largest international traffic routes are between Russia and Germany, the United States, the United Kingdom, France, Italy and Finland. The following table sets forth the total number of billed minutes of international incoming and outgoing calls for these countries for 2004, 2005 and 2006.

Minutes of international incoming and outgoing calls (in millions)

Country	2004	2005	2006
United States of America	201	357	483
Germany	164	194	286
United Kingdom	127	192	335
France	34	31	43
Italy	45	29	36
Finland	82	109	42

        In 2006, approximately 55% of all outgoing international traffic was initiated from Moscow and St. Petersburg, respectively. Accordingly, the traffic volume and the tariff rates for alternative operators for outgoing international calls in these two cities have a material impact on our results of operations.

  International Tariffs

        We establish the tariffs for outgoing international calls based on the destination of the call and the day and the time of the call.

        Prior to January 1, 2006 (except for Moscow subscribers), for each outgoing call from IRCs, we received 50% of the total amount that the relevant IRC charged to subscribers initiating the call. Since January 1, 2006, we have been providing DLD/ILD services directly to end users in Russia using IRCs and other local and intra-regional operators as our agents for billing and payment collection services, among other things. Under the new settlement system, we receive 100% of the payments collected by our agents from end users and, in return for their services, we pay them a commission. The commission amount depends on the volume of traffic minutes and the particular agent's success in collecting payments. In general, the commission amounts vary from 14% to 18% of our revenues from DLD/ILD services. In addition, we pay IRCs and other operators for call origination and termination services provided to us.

        Since April 1, 2004, we have been using the following two types of tariffs for international calls:

  •
  Reduced tariffs are in effect on workdays from 8:00 p.m. to 8:00 a.m. local time and all day on weekends and holidays; and

  •
  Business hour tariffs (which are 1.5 times the reduced tariffs) are in effect on workdays from 8:00 a.m. to 8:00 p.m. local time.

        The tables below illustrate the international tariffs effective as of December 31, 2006. All tariffs include VAT, except for organizations in Moscow, where the tariffs exclude VAT.

Tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries

REGION	Per minute tariff (rubles)
	Moscow
	Reduced tariff	Business tariff
	8.00 pm-8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am-8.00 pm (local time) working days
CIS countries:
Belarus, Ukraine	7.00	10.50
Azerbaijan, Armenia, Georgia	16.00	16.00
Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	13.00	19.50
Other Foreign countries:
Europe
Tariff 1	10.00	15.00
Tariff 2*	14.60	21.90
Asia and Middle East
Tariff 1	19.60	29.40
Tariff 2**	29.90	44.85
Vietnam	15.00	22.50
Turkey	10.00	15.00
Americas
Tariff 1	13.00	19.50
Tariff 2***	25.90	38.85
Australia, Oceania	23.60	35.40
Africa	28.20	42.30
Satellite telecommunications network of Thuraya	30.51	30.51
East Timor	38.98	38.98
Palau	33.90	33.90

Notes:

*
Bosnia and Herzegovina, Hungary, Greenland, Ireland, Iceland, Liechtenstein, Macedonia, Romania, Slovakia, Slovenia and Croatia

**
Bangladesh, India, Indonesia (including Timor), Jordan, Iraq, Iran, Yemen, Cambodia, Kuwait, Laos, Lebanon, Maldives, Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines and Sri Lanka

***
All countries of North and South America except the United States and Canada

REGION	Moscow region		St. Petersburg and Leningrad region
	Reduced tariff	Business tariff	Reduced tariff	Business tariff
	8.00 pm-8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am-8.00 pm (local time) working days	8.00 pm-8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am-8.00 pm (local time) working days
CIS countries:
Belarus	10.40	15.60	10.90	16.35
Ukraine	7.00	10.50	7.00	10.50
Azerbaijan, Armenia, Georgia	14.40	21.60	14.40	21.60
Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	8.00	12.00	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	5.30	7.95	5.10	7.65
Latvia, Lithuania, Estonia (to mobile phones)	10.00	15.00	10.00	15.00
Other Foreign countries:
Europe
Tariff 1	5.30	7.95	5.10	7.65
Tariff 2*	10.00	15.00	10.00	15.00
Tariff 3**	14.60	21.90	14.60	21.90
Europe (to mobile phones)
Tariff 1	10.00	15.00	10.00	15.00
Americas
Tariff 1	13.00	19.50	13.00	19.50
Tariff 2***	25.90	38.85	25.90	38.85
Asia
Tariff 1	19.60	29.40	19.60	29.40
Tariff 2****	29.90	44.85	29.90	44.85
Africa	28.20	42.30	28.20	42.30
Australia, Oceania	23.60	35.40	23.60	35.40
Satellite telecommunications network of Thuraya	36.00	36.00	36.00	36.00
East Timor	46.00	46.00	46.00	46.00
Palau	40.00	40.00	40.00	40.00

*
Albania, Gibraltar, Denmark, Malta, Norway, San Marino, Turkey, Farer Islands and Yugoslavia (Serbia and Montenegro)

**
Bosnia and Herzegovina, Greenland, Iceland, Liechtenstein, Macedonia, Romania and Slovakia

***
All countries of North and South America except the United States and Canada

****
Afghanistan, Bangladesh, Vietnam, India, Indonesia, Jordan, Iraq, Iran, Yemen, Cambodia, China, Kuwait, Laos, Lebanon, Maldives, Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines and Sri Lanka

REGION	European part of Russia (tariff zone 1)		Siberia (tariff zone 2)
	Reduced tariff	Business tariff	Reduced tariff	Business tariff
	8.00 pm-8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am-8.00 pm (local time) working days	8.00 pm-8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am-8.00 pm (local time) working days
CIS countries:
Belarus	12.50	18.75	12.80	19.20
Ukraine	7.00	10.50	10.00	15.00
Moldova	8.00	12.00	12.00	18.00
Azerbaijan, Armenia, Georgia	14.40	21.60	14.40	21.60
Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	8.00	12.00	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	8.80	13.20	8.80	13.20
Latvia, Lithuania, Estonia (to mobile phones)	13.00	19.50	13.00	19.50
Other Foreign countries:
Europe
Tariff 1	8.80	13.20	8.80	13.20
Tariff 2*	13.00	19.50	13.00	19.50
Tariff 3**	14.60	21.90	14.60	21.90
Europe (to mobile phones)
Tariff 1	13.00	19.50	13.00	19.50
Americas
Tariff 1	16.00	24.00	16.00	24.00
Tariff 2***	25.90	38.85	25.90	38.85
Asia
Tariff 1	19.60	29.40	19.60	29.40
Tariff 2****	29.90	44.85	29.90	44.85
Africa	28.20	42.30	28.20	42.30
Australia, Oceania	23.60	35.40	23.60	35.40
Satellite telecommunications network of Thuraya	36.00	36.00	36.00	36.00
East Timor	46.00	46.00	46.00	46.00
Palau	40.00	40.00	40.00	40.00

*
Albania, Gibraltar, Denmark, Malta, Norway, San Marino, Turkey, Farer Islands and Yugoslavia (Serbia and Montenegro)

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

REGION	Far East (tariff zone 3)		Orenburg, Omsk, Gorno-Altai regions (tariff zone 4)
	Reduced tariff	Business tariff	Reduced tariff	Business tariff
	8.00 pm-8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am-8.00 pm (local time) working days	8.00 pm-8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am-8.00 pm (local time) working days
CIS countries:
Belarus	15.70	23.55	12.80	19.20
Ukraine	12.00	18.00	10.00	15.00
Moldova	12.00	18.00	12.00	18.00
Azerbaijan, Armenia, Georgia	14.40	21.60	14.40	21.60
Kazakhstan	10.00	15.00	6.50	9.75
Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	10.00	15.00	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	11.10	16.65	8.90	13.35
Latvia, Lithuania, Estonia (to mobile phones)	17.00	25.50	13.00	19.50
Other Foreign countries:
Europe
Tariff 1	11.10	16.65	8.90	13.35
Tariff 2*	17.00	25.50	13.00	19.50
Tariff 3**	19.60	29.40	14.60	21.90
Europe (to mobile phones)
Tariff 1	17.00	25.50	13.00	19.50
Americas
Tariff 1	12.00	18.00	16.00	24.00
Tariff 2***	12.00	18.00	25.90	38.85
Asia
Tariff 1	13.30	19.95	19.60	29.40
Tariff 2****	20.60	30.90	29.90	44.85
Africa	28.20	42.30	28.20	42.30
Australia, Oceania	23.60	35.40	23.60	35.40
Satellite telecommunications network of Thuraya	36.00	36.00	36.00	36.00
East Timor	46.00	46.00	46.00	46.00
Palau	40.00	40.00	40.00	40.00

Notes:

*
Albania, Gibraltar, Denmark, Malta, Norway, San Marino, Turkey, Farer Islands and Yugoslavia (Serbia and Montenegro)

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

        The following tables set forth special tariffs, including VAT, offered by us for calls to the People's Republic of China as of December 31, 2006:

REGION
	Moscow		Irkutsk Region, Chita Region and Republic of Buriatiya		Khabarovsk Area, Primorski Area, Amur Region, Sakhalin Region and Jewish Autonomous District
	Reduced tariff	Business tariff	Reduced tariff	Business tariff	Reduced tariff	Business tariff
	8.00 pm-8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am-8.00 pm (local time) working days	8.00 pm-8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am-8.00 pm (local time) working days	8.00 pm-8.00 am (local time) working days and 24 hours during weekends and holidays	8.00 am-8.00 pm (local time) working days
Per minute tariff (rubles)
China	20.00	30.00	11.00	16.50	9.50	14.25

  Domestic Long-Distance Traffic

        According to our estimates, in 2006, we carried over 65% of the DLD traffic in the Russian Federation, with our volume of DLD traffic amounting to 9,722 million minutes (including 8,393 million minutes from end users and 1,329 million minutes from operators). The amount of DLD traffic carried by us in 2006 increased by 4% from the previous year, which increase was primarily due to our focus on strengthening cooperation with IRCs and other local telecommunications operators by engaging them as our agents, as well as on the development of direct business-to-client relationships with end users in the most profitable segments.

        In 2006, our DLD revenue grew by 73% to RUR 31,370 million, or 51% of total revenue, compared to RUR 18,126 million, or 44% of total revenue in 2004 and RUR 17,297 million, or 46% of total revenue in 2004.

        For additional information, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results."

        The table below sets forth data on our domestic long-distance traffic for 2004, 2005 and 2006.

	2004	2005	2006
Volume of domestic long-distance traffic (in millions of minutes)	9,094	9,347	9,722
Growth of volume of domestic long-distance traffic	10.6%	2.8%	4.0%

  Domestic Tariffs

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

        Pursuant to new regulations, as of January 1, 2006, we have been providing DLD/ILD services to end users throughout Russia and have established tariffs in each of the 85 regions of Russia at rates similar to those charged by IRCs in 2005. At the end of 2006, the FST decreased tariffs for the provision of DLD services in 46 regions for households and 52 regions for organizations effective from February 1, 2007. The new tariffs are 1% to 6% lower, depending on the region of Russia and the tariff zone. In Moscow, the tariffs were lowered by 5%.

        The tables below illustrate the per-minute tariffs charged by us as of January 2004, 2005, 2006 and 2007 to organizations and other customers for domestic long-distance calls between Moscow and other territories divided into various zones, and as of January 2006 and 2007 for domestic long-distance calls between St. Petersburg and other territories divided into various zones. We also present tables illustrating the per-minute tariffs charged by us for both Moscow and St. Petersburg customers as of February 2007, when a new tariff schedule took effect. As Moscow and St. Petersburg are the largest Russian cities, they also represent the largest and our most important markets for DLD/ILD services. Our tariffs are set and charged in rubles. All tariffs set forth below include VAT.

Domestic long-distance tariffs in rubles

January 2004 (Moscow)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.50	1.50	2.95	1.77
Zone 2	4.50	2.50	5.31	2.95
Zone 3	5.50	3.20	6.49	3.78
Zone 4	6.50	3.80	7.67	4.48
Zone 5	7.20	4.40	8.50	5.19
Zone 6	7.20	4.40	8.50	5.19

January 2005 (Moscow)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.50	1.50	2.95	1.77
Zone 2	4.50	2.50	5.31	2.95
Zone 3	5.50	3.20	6.49	3.78
Zone 4	6.50	3.80	7.67	4.48
Zone 5	7.20	4.40	8.50	5.19
Zone 6	7.20	4.40	8.50	5.19

January 2006 (Moscow)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.50	1.50	2.95	1.77
Zone 2	4.50	2.50	5.31	2.95
Zone 3	5.50	3.20	6.49	3.78
Zone 4	6.50	3.80	7.67	4.48
Zone 5	7.20	4.40	8.50	5.19
Zone 6	7.20	4.40	8.50	5.19

January 2007 (Moscow)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.50	1.50	2.95	1.77
Zone 2	4.50	2.50	5.31	2.95
Zone 3	5.50	3.20	6.49	3.78
Zone 4	6.50	3.80	7.67	4.48
Zone 5	7.20	4.40	8.50	5.19
Zone 6	7.20	4.40	8.50	5.19

February 2007 (Moscow)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.38	1.50	2.81	1.77
Zone 2	4.28	2.50	5.05	2.95
Zone 3	5.23	3.20	6.17	3.78
Zone 4	6.18	3.80	7.29	4.48
Zone 5	6.84	4.40	8.07	5.19
Zone 6	6.84	4.40	8.07	5.19

January 2006 (St. Petersburg)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.90	0.95	2.24	1.12
Zone 2	3.40	1.70	4.01	2.01
Zone 3	4.50	2.25	5.31	2.66
Zone 4	5.70	2.85	6.73	3.36
Zone 5	6.70	3.35	7.91	3.95
Zone 6	7.00	3.50	8.26	4.13

January 2007 (St. Petersburg)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.90	0.95	2.24	1.12
Zone 2	3.40	1.70	4.01	2.01
Zone 3	4.50	2.25	5.31	2.66
Zone 4	5.70	2.85	6.73	3.36
Zone 5	6.70	3.35	7.91	3.95
Zone 6	7.00	3.50	8.26	4.13

February 2007 (St. Petersburg)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.90	0.95	2.24	1.12
Zone 2	3.40	1.70	4.01	2.01
Zone 3	4.50	2.25	5.31	2.66
Zone 4	5.70	2.85	6.73	3.36
Zone 5	6.70	3.35	7.91	3.95
Zone 6	7.00	3.50	8.26	4.13

        In addition, from January 2006 to August 2007, we had special tariffs effective only for government-funded organizations for domestic long-distance calls between the Chukotka autonomous area and other territories divided into various zones. The tables below illustrate the per-minute special tariffs charged by us as of May 2006, January 2007 and August 2007 to government-funded organizations and other customers for domestic long-distance calls between the Chukotka autonomous area and other territories divided into various zones. All tariffs set forth below include VAT.

May 2006 (the Chukotka autonomous area)

			Government-funded organizations
	Households				Organizations
Zone
	Peak	Off-peak	Peak	Off-peak	Peak	Off-peak
Zone 1	2.50	1.75	3.54	2.48	3.54	2.48
Zone 2	4.50	3.15	8.26	5.78	8.26	5.78
Zone 3	8.00	5.60	11.8	8.26	11.8	8.26
Zone 4	10.00	7.00	14.16	9.91	14.16	9.91
Zone 5	16.00	11.20	18.88	13.22	21.24	14.87
Zone 6	21.24	12.60	21.24	14.87	25.96	18.17

January 2007 (the Chukotka autonomous area)

			Government-funded organizations
	Households				Organizations
Zone
	Peak	Off-peak	Peak	Off-peak	Peak	Off-peak
Zone 1	2.50	1.75	3.54	2.48	3.54	2.48
Zone 2	4.50	3.15	8.26	5.78	8.26	5.78
Zone 3	8.00	5.60	11.8	8.26	11.8	8.26
Zone 4	10.00	7.00	14.16	9.91	14.16	9.91
Zone 5	16.00	11.20	18.88	13.22	21.24	14.87
Zone 6	21.24	12.60	21.24	14.87	25.96	18.17

August 2007 (the Chukotka autonomous area)

			Government-funded organizations
	Households				Organizations
Zone
	Peak	Off-peak	Peak	Off-peak	Peak	Off-peak
Zone 1	2.50	1.75	3.54	2.48	3.54	2.48
Zone 2	4.50	3.15	8.26	5.78	8.26	5.78
Zone 3	8.00	5.60	11.8	8.26	11.8	8.26
Zone 4	10.00	7.00	14.16	9.91	14.16	9.91
Zone 5	16.00	11.20	18.88	13.22	21.24	14.87
Zone 6	21.24	12.60	21.24	14.87	25.96	18.17

        These special tariffs are no longer in effect, and we currently have no special tariffs for government-funded organizations for domestic long-distance calls. Government-funded organizations pay us at tariffs set for organizations.

  Additional and New Services

        While domestic and international long-distance telephone services remained the largest source of our revenues in 2006, we continued to expand the range of services we provide to both end users and operators.

        VoIP transit service:    VoIP transit allows us to provide voice traffic transit through our high-quality IP/MPLS-based network. In 2006, we continued to expand our service area, and modernized our VoIP network in order to increase bandwidth and improve quality. Connections to our VoIP network can currently be made through access points in 29 Russian cities and in Stockholm. By using our primary trunk network, connections to the VoIP network can be made at 400 access points.

        VPN service:    Virtual Private Network allows us to join offices and branches of corporate clients or operators into a private secured telecommunications network and to provide data transmission within a particular company or between and among several different companies or organizations over our high-quality IP/MPLS-based network. Since 2005, we have been providing this service throughout Russia and in Stockholm. In 2006, we continued to develop additional and new services based on the same VPN technology, such as voice VPN and the integration of VPN with our Intelligent Network services (i.e., FreePhone).

        Trunk Internet Access Service:    In 2005, we began providing Internet access services to corporate clients and operators based on our IP/MPLS network. We can currently provide Internet access services in 29 Russian cities and in Stockholm.

        ISDN Service:    ISDN allows end users to transfer voice and data traffic over the same phone line. In 2006, we continued to expand our ISDN services and, as a result, ISDN services are currently accessible in 76 regions of Russia.

        Flexible Access Multiplexer Network Development:    Due to the creation of a modern, flexible multiplexer network in 2002 and 2003, we are able to offer our customers digital channels with high throughput capacity. As of December 31, 2006, digital channels were available to customers in 122 Russian cities. Considering the high level of demand for this service in the Russian telecommunications market, we are actively working to expand our flexible access multiplier network.

        Intelligent Network Services:    Our Intelligent Network is a technological platform that allows us to provide certain value-added services such as "FreePhone," "Premium Rate Calls" and "Universal Access Number." In 2006, we launched a new intelligent platform to upgrade our value-added services, further improve quality and enable us to offer a growing range of value-added services in every region of Russia.

        We continue to actively promote our Intelligent Network services. In 2006, our revenues from this service increased by 77% to RUR 761 million from RUR 430 million in 2005.

        International Roaming:    We route international roaming signal messages to 176 countries (531 international mobile telecommunications operators). Russia's three largest mobile operators, Vimpelcom, Mobile TeleSystems and MegaFon use the services of our international signal network.

        Televoting:    In 2006, we continued to expand our Televoting service launched in 2003. Televoting is a mass-calling processing service for TV, radio and other press events which involve a high volume of calls. Televoting is provided through our Intelligent Network, which uses sophisticated equipment and computer software to process the high volume of calls and visually display the results. The advantage of our Televoting service, compared to similar services of other operators, is that calls to Televoting numbers are free for end users of the PSTN.

        The following chart lists the services we currently provide to end users and operators:

Principal types of services		Customer category	Scope of service
International telecommunications services
Automated international telephone communications		Russian corporate and private customers	Access from Moscow to any country
Operator-assisted international telephone communications		Russian corporate and private customers	Access from Moscow to any country
Russia Direct
1.	Payment by the destination subscriber (Moscow)	Russian corporate and private customers traveling abroad	1.	Access from 41 countries through 47 operators to Moscow only
2.	Payment by prepaid card		2.	Access:
				•	from Moscow to any country in the world
				•	from 42 countries through 48 operators to any point in Russia
			3.	Access:
				•	from Moscow to any country in the world
				•	from 41 countries through 47 operators to any point in Russia
Home Country Direct Service		Foreign operators (for their customers traveling to Russia)	Access from 53 Russian regions to 43 countries through 49 operators
Collect Call (paid by foreign caller)		Russian corporate and private customers	United States
IFS		Foreign operators for their subscribers	Access from 53 Russian regions to 23 countries through 25 operators
IFS for Russian customers		Russian corporate and private customers and Russian operators	Access from Turkey and Finland to Moscow
International ISDN		Russian corporate and private customers; Russian operators	Access to and from 76 Russian regions to/from 37 countries through 43 operators

Leasing of international channels and circuits	Russian corporate customers; Russian and foreign operators	Direct digital flows for leases arranged to 29 countries through 34 operators. For other countries, leased channels are arranged by transit through third countries
Other operators' international telephone traffic throughput services	Russian operators of the public telephone network and associated networks	Available from any location in Russia to any country
International roaming services for mobile network subscribers	Russian operators of mobile networks; foreign operators	Available to five Russian mobile network operators for 170 countries through 531 foreign operators
Direct unswitched transit of international flows/channels via Russia	Foreign operators	Can be arranged between points of access to Russia of all operating international trunk networks
Switched transit of international traffic via Russia	Foreign operators	Direct international exchange lines opened for 68 countries. Transit services provided to 136 foreign operators, including to 11 CIS countries
Prepaid card international	Russian private and corporate	Access:
telephone communications	customers, including those	• from Moscow to any country
	traveling abroad	• from 43 countries through 48 operators to any location in Russia
VISA Electron card international	Russian private and corporate	Access:
telephone communications	customers, including those	• from Moscow to any country
	traveling abroad	• from 21 countries through 21 operators to any location in Russia
Domestic long-distance telecommunications services
Automated domestic long-distance telephone communications	Russian corporate and private customers	Access from Moscow to any location in Russia
Operator-assisted domestic long-distance telephone communications	Russian corporate and private customers; Russian operators of the public telephone network and associated networks	Access from Moscow to any location in Russia
Other operators' domestic long-distance telephone traffic throughput services	Russian operators of the public telephone network and associated networks	Throughout Russia
Intelligent Network national services	Russian corporate and private customers	Access to services from all 88 Russian regions
Domestic and international long-distance services through VoIP	Russian operators	Eleven cities of Russia and subject to access to one of the 400 access points of our primary network resources
Prepaid card Internet access	Russian corporate and private customers	Moscow and Moscow region

ISDN domestic long-distance services	Russian corporate and private customers; Russian operators of the public telephone network and associated networks	Access to services from/to 76 regions and five associated networks of alternative operators
Leasing of domestic long-distance channels and circuits	Russian corporate customers; special users; Russian communications operators; television and radio companies	Throughout Russia
Group domestic long-distance telephone communications services	Government ministries and agencies	Throughout Russia
Data transmission via MMTEL network	Corporate and private customers	Moscow
Open multimedia communications network services	Government authorities; Russian corporate and private customers	Services provided to a limited range of users and nine public access sites in 71 Russian regions
Prepaid card domestic long-distance telephone communications	Russian corporate and private customers	Access from Moscow to any location in Russia
Radio and television broadcasting services
Radio and TV broadcasting	Television and radio companies	Throughout Russia
Radio and TV broadcasting exchange	Russian and foreign television and radio companies	Throughout Russia and foreign countries
References and inquiries
Reference and inquiry desks of international entities (8, dial tone, 190)	Russian corporate and private customers; foreign operators	Throughout Russia
MMT references and inquiries (07)	Russian corporate and private customers; Russian operators	Moscow
MMT references and inquiries (245 0015)	Russian corporate and private customers; Russian operators	Moscow
Additional services
MMT additional services such as rent of its premises for telecommunications equipment allocation	Corporate and private customers	MMT buildings

        In 2006, our revenues from the provision of services other than the transit of DLD and ILD traffic amounted to RUR 12,438 million, or 20% of our revenue for the reporting period. In 2005 and 2004, our revenues from the provision of services other than the transit of DLD and ILD traffic amounted to RUR 9,326 million and RUR 6,920 million, or 23% and 19% of our revenue, respectively.

  Competition

        Prior to January 1, 2006, we were the only nationwide carrier of wholesale long-distance and international traffic in Russia. New regulations enacted under the Communications Law that took effect in 2006 opened up the DLD/ILD market by allowing telecommunications operators to apply for DLD/ILD telecommunications services licenses. However, we are still considered by the FAS to be a monopoly and we remain a major nationwide telecommunications services provider and carrier of wholesale DLD and ILD traffic in the Russian Federation.

        To date, in addition to us, 29 operators have received DLD/ILD telecommunications services licenses. Of these operators, only MTT, TransTelecom and Golden Telecom have a network infrastructure compliant with the license requirements and are currently providing DLD/ILD telecommunications services to end users on a nationwide basis. We expect that Arctel and Equant will begin providing nationwide DLD/ILD telecommunications services in the near future. In addition, certain VoIP operators continue to provide DLD/ILD telecommunications services in violation of the law, which has resulted in a loss of market share for us.

        In the channel leasing market, we consider the following companies to be our major competitors: TransTelecom, FSUE Space Communications, TeliaSonera and Rascom, which is a subsidiary of Golden Telecom. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition from alternative operators that may result in reduced operating margins and loss of market share."

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

MTT

        Multiregional Transit-Telecom, a joint venture of JSFC Sistema and CJSC Gamma Capital, was established in October 1994 with the objective of creating a transit telecommunications network capable of integrating the networks of mobile and fixed-line operators. MTT's network is based on four ISC's, eight transit nodes built in each federal district of the Russian Federation and leased trunk lines. MTT also has a number of local telephone exchanges allowing interconnection with local mobile and fixed-line operators.

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

        Golden Telecom was granted a license to provide DLD/ILD telecommunications services in May 2005. In January 2006, Golden Telecom completed the construction of its network, and it began providing DLD and ILD services throughout Russia in January 2007.

        We hold a 10.97% stake in Golden Telecom.

TransTelecom

        TransTelecom was incorporated in 1997 for the purpose of upgrading the information and technology segments in the infrastructure of the Ministry of Railways of the Russian Federation by constructing a high-bandwidth telecommunications network in the railroad precinct based on SDH, DWDM and IP/MPLS technologies, as well as promoting the networks' profit-making capabilities. TransTelecom is currently a wholly-owned subsidiary of OJSC Russian Railways, a company controlled by the Russian government.

        TransTelecom was granted a license to provide DLD/ILD telecommunications services in July 2005 and completed the development of its network infrastructure for the provision of DLD/ILD services by the end of 2006. TransTelecom is currently licensed to provide DLD/ILD services and traffic transit, lease communications channels and provide telematic and data transmitting services. In September 2007, TransTelecom started providing DLD/ILD services to end users.

Equant (Orange Business Services)

        CLL Equant, a subsidiary of the Russian telecommunications company Equant, was formed in 2002 after merging the international parent company Equant with the telecommunications company Global One. Equant operates its own networks based on FOLs and satellite channels to provide telecommunications services and solutions to corporate clients. Since October 2006, Equant has provided telecommunications services under the new "Orange Business Services" brand name.

        In 2006, Equant obtained a license for the provision of long-distance telecommunications services and thereafter completed construction of its network infrastructure for the provision of DLD/ILD services. We expect that Equant will begin to offer DLD/ILD telecommunications services to end users in the near future.

Arctel

        Arctel, incorporated in 1999, is an operator providing local, inter-regional, DLD/ILD telecommunications services, intelligent telecommunications services, construction of complex telephone networks in buildings and offices, call center services and other services.

        Arctel obtained a license for the provision of long-distance telecommunications services in December 2005. In June 2007, Arctel announced that it had completed construction of its DLD/ILD network infrastructure based on four ISCs and seven domestic transit nodes with interconnections in all of Russia's regions. We expect that Arctel will start providing DLD/ILD telecommunications services to end users in the near future.

The Telecommunications Industry in Russia

        The Russian telecommunications market is generally unsaturated and rapidly developing. According to Mininformsvyaz, the Russian market for telecommunications services grew by 27% to RUR 783.6 billion in 2006 from RUR 618.9 billion in 2005. The sub-sectors that expanded most rapidly included mobile communications services and data transmission services. In 2006, the telecommunications industry comprised 3.1% of Russia's total GDP, as compared to 3.0% in 2000.

        In 2006, according to Mininformsvyaz, fixed telephone penetration in Russia's regions continued to increase and reached 31.1% compared to 30.0% in 2005. In response to an increase in the penetration rates, the capacity of city and rural fixed telecommunications networks has been expanded by 2.7 million phone numbers compared to 3.4 million phone numbers put into operation in 2005.

        Mobile telecommunications services continued to demonstrate significant growth with the number of subscribers increasing to approximately 150 million in 2006, as compared to 120 million in 2005.

According to Mininformsvyaz, the penetration rate for mobile phones in 2006 exceeded 100% in Russia, particularly in Moscow and St. Petersburg, where many subscribers have more than one mobile phone.

Liberalization of the Russian Telecommunications Market

        Reform of the Russian telecommunications industry began with the introduction of the new Communications Law in 2004 and has intensified as implementing regulations have been enacted thereunder. As we were the fixed-line DLD/ILD service provider monopoly in Russia until 2006, and continue to hold a dominant position in the Russian DLD/ILD telecommunications services market, the ongoing regulatory reform and related restructuring of the DLD/ILD market has had and will continue to have a significant impact on our business. Most significantly, the new regulations opened up the DLD/ILD market by allowing telecommunications operators to apply for DLD/ILD telecommunications services licenses, and radically restructured our relationships with IRCs, local operators and subscribers.

        In February 2005, the Russian government adopted a list of licensing requirements for telecommunications operators, including requirements for operators seeking a DLD/ILD telecommunications service license. Among other things, operators seeking to obtain such a license are required to have interconnection points in each of the 85 Russian regions and network capacity to offer DLD services throughout the entire territory of Russia. To date, in addition to us, 29 DLD/ILD licenses have been issued, and and three license recipients, MTT, Golden Telecom and TransTelecom, commenced offering their DLD/ILD communication services to end users throughout Russia in March 2006, January 2007 and September 2007, respectively. Other companies are expected to commence such services in the near future.

        The new regulations have also radically restructured our relationships with IRCs, local operators and subscribers. In particular, new regulations that came into effect on January 1, 2006 require (i) operators of DLD and ILD telephone networks to provide long-distance services directly to end users and bill these customers for such services; (ii) IRCs to provide DLD/ILD operators with intra-regional call origination and termination services and (iii) local telephone network operators to provide IRCs with local call origination and termination services. Thus, under this new structure, we provide services to and bill end users, IRCs provide services to and bill us, and local operators provide services to and bill IRCs, with settlements between operators conducted in the order of the services rendered. Subscriber billing and collection activities, as well as other customer service functions, are to be performed by the DLD/ILD operator or its agents.

        Additionally, a new set of regulations has been enacted that endeavors to restructure the interconnection system. In March 2005, the Russian government approved the Rules of Interconnection and Interaction of Communication Networks, or the Interconnection Rules. In accordance with the Interconnection Rules, we (and other DLD/ILD service providers) are required to switch to a new interconnection and settlement system for DLD/ILD traffic transit with regional and local operators whereby we provide DLD/ILD services directly to end users in all regions with regional and local operators acting as our intermediaries. Under this new system, end users choose their DLD/ILD provider by dialing an additional prefix when initiating a call (carrier selection, or "hot choice," system) or by signing an agreement to set a default DLD/ILD provider (pre-selection system). Mininformsvyaz assigned carrier selection prefixes to us and MTT in December 2005, to Golden Telecom in December 2006 and to TransTelecom in June 2007.

        The Communications Law also imposes certain restrictions on operators occupying a "significant position" in the DLD/ILD market, which is defined as an operator holding, together with affiliates, more than 25% of the numbering capacity or throughput capacity in a particular geographic numbering zone or throughout Russia. In particular, the Interconnection Rules and Government Decree No. 627, dated October 19, 2005 (as amended), both effective from January 1, 2006, provide for the government regulation of interconnection and throughput tariffs established by such operators. In addition, such operators are required to develop standard interconnection contracts and publish them as a public offer available to all operators intending to use such interconnection services. We were added to the list of "significant operators" in December 2005. Under Government Decree No. 627, the FAC is required to set the marginal interconnection and throughput tariffs taking into account the compensation surcharge determined by the FST.

        A compensation surcharge is an additional amount paid by intra-regional and DLD/ILD operators to local and intra-regional operators, respectively, for the initiation of intra-regional and DLD/ILD calls, respectively, in order to compensate for losses incurred by local operators. The amount of the compensation surcharge is determined by the FST based on the amounts paid by a local operator to cover the difference between its revenues from intra-regional and local telecommunications services rendered at regulated tariffs and its economically justifiable costs relating to such services. In determining the compensation surcharge, the FST applies a certain profit margin as well. In accordance with Government Decree No. 627, the compensation surcharge is valid until January 1, 2008. However, no assurance can be given that this period will not be extended beyond this date.

        On the basis of Government Decree No. 637, dated October 24, 2005 (as amended), providing for government regulation of certain tariffs, including DLD tariffs, the FST established the maximum tariffs we may charge for DLD calls initiated by subscribers from various Russian regions, effective from January 1, 2006. See "—Competition and Pricing" below for a further description of the government's regulation of our tariffs.

        Both Decree No. 627 and Decree No. 637 declare the intention of the Russian government to eliminate the practice of cross-subsidies in the sphere of regulated services by increasing tariffs to a level that allows operators to recover their economically feasible costs and earn a fixed profit by 2008. From 2008, the regulation of tariffs are expected to be set using certain marginal prices established by the government. Notwithstanding the government's intent to eliminate cross-subsidies, its failure to do so would inhibit the flexibility of our tariff policy in the sphere of DLD/ILD services and prevent us from becoming more competitive as the DLD/ILD telecommunications services market opens up to competition.

        For additional information regarding the risks we face, see "Item 3. Key Information—D. Risk Factors—Risk Relating to the Regulatory Reform of the Russian Telecommunications Industry—Implementation of the new Federal Law on Communications", or the Communications Law, may cause us to lose our dominant position in the Russian long-distance telecommunications market, may impact our ability to timely and accurately prepare our financial statements and impose additional financial burdens on us, which may materially and adversely affect our business, financial condition and results of operations."

Regulation of the Russian Telecommunications Industry

        The provision of telecommunications services in Russia is governed by federal legislation, which includes federal laws, presidential and governmental decrees, government regulations and orders, procedures, letters and instructions issued by ministries and other federal executive authorities.

        Our business operates in an uncertain regulatory environment. The principal legal acts regulating telecommunications in Russia are the Communications Law of July 7, 2003, as amended, and the Natural Monopolies Law.

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

        The Ministry of Information Technologies and Communications, or Mininformsvyaz, is currently responsible for determining governmental policy for telecommunications, adopting rules and regulations on the basis of federal laws and proposing the allocation of the federal budget for the telecommunications industry.

        The Federal Service on Supervision in the Area of Mass Media, Communications and Protection of Cultural Heritage, or Rossvyazokhrancultura, was established pursuant to Presidential Decree No. 320, dated March 12, 2007, as a result of the merger of the Federal Service on Supervision in the Area of Mass Media and Protection of Cultural Heritage and Federal Service on Supervision in the Area of Communications, or Rossvyaznadzor. Prior to the merger, Rossvyaznadzor was responsible for the issuance of communication licenses and permissions, registration of radio-electronic and high-frequency equipment, technical supervision of networks and network equipment, monitoring and enforcement of compliance by communication operators with applicable regulations, terms of their licenses and terms of the use of frequencies allocated to them. Rossvyazokhrancultura retains the functions and powers of both predecessor federal services, including Rossvyaznadzor, and reports directly to the government of the Russian Federation. Under Russian Government Decree No. 354 dated June 6, 2007, Rossvyazokhrancultura, in the area of communications, is responsible for issuance of communication licenses and permissions, registration of radio-electronic and high-frequency equipment, supervision of network construction and equipment, compliance by communication operators with applicable regulations, including, among others, traffic transmission and routing rules, networks and PSTN interconnection rules, use of allocated number capacity, allocation and use of frequencies, and other requirements.

        The Federal Agency on Communications, or the FAC, is responsible for the development and implementation of a long-term policy for frequency allocation. The FAC also manages state property relating to the telecommunications industry.

        The State Radio Frequencies Commission is an inter-agency coordination body acting under Mininformsvyaz which is responsible for the regulation of radio frequency spectrum and develops a long-term policy for frequency allocation in Russia.

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

        Telecommunications licenses are issued and renewed for periods ranging from three to twenty five years and several different licenses to provide varying communications services may be issued to one entity. Currently, renewals may be obtained upon application to the licensing agency and upon verification by appropriate governmental authorities that the licensee has conducted its activities in accordance with the licenses. The licensing agency has fairly broad discretion with respect to both issuance and renewal procedures. The Communications Law provides that a license may not be transferred or assigned.

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

        Licenses generally contain detailed conditions regarding the date by which services must begin, technical standards, the number of lines that must be in service and the percentage capacity, which must be operative by specified dates. Failure by us to satisfy any such requirements could lead to the revocation of one or more of our licenses, which could have a material adverse effect on our business. See "Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses."

Radio Frequency Allocation

        Regulation of the use of radio frequencies and spectrum allocation are under the exclusive control of Mininformvyaz through its subordinated bodies. The FAC allocates radio frequencies based on decisions of the State Radio Frequencies Commission. A frequency allocation is necessary to receive a license to provide telecommunications services.

Equipment Certification

        Certain telecommunications equipment used in Russia is subject to periodic mandatory certification in order to confirm its compliance with established standards and technical requirements. Certificates of compliance are issued to the supplier by the FAC on the basis of the FAC's review. Moreover, certain high-frequency equipment, a list of which is set forth in Government Decree No. 539 of October 12, 2004, as amended, manufactured or used in, or imported into, Russia requires special permission from Rossvyaznadzor. Special permissions are specific to the entity that receives them and are non-transferable. Failure to receive such certification could result in the mandatory cessation of the use of such equipment. To date, we have not experienced significant problems as a result of the failure of any of our equipment suppliers to obtain necessary certifications.

        In addition, the Federal Security Service is empowered to certify and issue licenses for the designing, production, selling, using and importing of encryption devises, including telecommunications equipment with encryption capabilities.

Universal Services Fund

        The Communications Law provides for the establishment of a "universal services reserve fund" to assist with the development of Russia's telecommunications infrastructure and the provision of accessible universal telecommunications services for the entire Russian population at regulated tariffs. Such services include local telephony through payphones, free 24-hour access to emergency services and Internet access through collective access points. This reserve fund is aimed at eliminating the practice of cross-subsidies by compensating operators for certain mandatory, loss-making local services. The universal service fund concept has been used in some developed countries and in Eastern Europe. It is funded by a levy imposed on all communication services providers, including us, in the amount of 1.2% of revenues from telecommunications services less the amount of taxes paid by each of its subscribers.

Competition and Pricing

        Mininformvyaz, the FST and Rossvyazokhrancultura are the principal executive authorities regulating our activities. In particular, Mininformvyaz, as the principal governmental agency for the industry, determines the level and principal features of competition in the telecommunications market, while the FST is responsible for setting the tariffs on which our profitability, in significant part, depends. Rossvyazokhrancultura issues licenses and permissions, allocates frequencies, registers radio-electronic and high-frequency equipment and supervises network construction as well as compliance of telecommunications operators with applicable rules and regulations.

        The Communications Law requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. Presidential Decree No. 221, enacted on February 28, 1995, on Measures for Streamlining State Regulation of Prices (Tariffs), allows for the regulation of tariffs and other commercial activities of communications companies that are "natural monopolies." Government Decree No. 637, enacted on October 24, 2005, authorized the FST to set the tariffs for the following services provided by natural monopolies in the communication market:

  •
  provision of access to a local telephone network;

  •
  permanent use of a subscriber's line;

  •
  local, intra-regional and DLD calls; and

  •
  transmission and broadcast of TV programs.

        Tariffs for other services are determined by us, taking into account the cost of service and market prices. As a result, our tariffs for certain services, such as digital trunk line leases, are used by other operators as a benchmark to set prices for their own services.

        The FAS is responsible for the encouragement and support of fair competition in the telecommunications industry. As we have a dominant position in the telecommunications market, we are subject to anti-monopoly laws and regulations. In the event we are found to be in violation of any such law or regulation, sanctions could include confiscation for the federal budget of profits derived from anti-competitive practices and the imposition of fines on us in the amount of up to 0.15% of the revenues derived from such anti-competitive practices (but not exceeding 2% of our total revenues). Civil, administrative or criminal actions could also be brought against our executive officers.

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

        With the intent of moving away from the principle of cross-subsidization during 2006, the FST established the amount of compensation surcharges for all IRCs and other significant intra-regional operators.

        We, along with other DLD and ILD operators, are required to pay the compensation surcharge when conducting settlements for intra-regional call origination and termination services. The amount of the compensation surcharge for each existing intra-regional operator depends on the extent to which the operator's services require subsidizing at that time and is set by the FST.

        The introduction of compensation surcharges set by the FST on call origination services for "significant operators" has caused a substantial reduction in our portion of the tariff for DLD and ILD services. See "Item 4. Information on the Company—B. Business Overview—The Telecommunications Industry in Russia—Liberalization of the Russian Telecommunications Market" for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations.

C.    Organizational Structure

Svyazinvest Group

        We are a member of the Svyazinvest Group. As of December 31, 2006, Svyazinvest, a telecommunications holding company created by the Russian government in 1995, held a 50.67% interest in us. In turn, the Russian Ministry of Property Relations and the Russian Federal Service for Property Management held a 50% interest (plus one share) and a 25% interest (less two shares), respectively, JSC Comstar—United TeleSystems held a 17.31% interest (plus one share), and MGTS Finance S.A. held a 7.69% interest in Svyazinvest. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Control of us by Svyazinvest and the Government of the Russian Federation" for a description of certain risks relating to our ownership structure.

        As of the date of this annual report, the Russian Federal Service for Property Management held a 75% interest (less one share), JSC Comstar—United TeleSystems held a 17.31% interest (plus one share), and MGTS Finance S.A. held a 7.69% in Svyazinvest.

        Svyazinvest has at least a 50% interest in the following Russian entities:

  •
  seven IRCs (OJSC Dalsvyaz, OJSC Sibirtelecom, OJSC Uralsvyazinform, OJSC Southern Telecommunications Company, OJSC North-West Telecom, OJSC CenterTelecom and OJSC Volgatelecom)—ownership of more than 50% of the voting shares;

  •
  OJSC Central Telegraph—51.0% of the voting shares;

  •
  OJSC Dagsvyazinform—50.7% of the voting shares;

  •
  OJSC Giprosvyaz—51.7% of the voting shares;

  •
  OJSC MobiTel—100% of the voting shares; and

  •
  Rostelecom—50.7% of the voting shares.

        Svyazinvest has less than a 50% interest in the following Russian entities:

  •
  OJSC RusLeasingSvyaz—38.2% of the voting shares;

  •
  OJSC Kostroma City Telephone Network—37.3% of the voting shares;

  •
  OJSC MGTS—28.0% of the voting shares;

  •
  CJSC Startcom—25.1% of the voting shares; and

  •
  OJSC United Registration Company—9.0% of the voting shares.

Rostelecom

        As of the date of this annual report, the group comprised us and our consolidated subsidiaries Westelcom, GlobalTel, Globus-Telecom, Zebra Telecom, MTs NTT, Kostars, DP Pansionat "Malakhit"and Incom, and principal associates RTComm.RU and MMTS-9. In addition, we hold interests of over 10% in 17 additional organizations, which were accounted for using the equity method or at cost since the aggregate effect of the results of operations and financial position of these companies is not material for our consolidated financial statements.

Branches

        We operate through branches located throughout Russia and, as of December 31, 2006, had nine branches in Russia. Most of our branches are responsible for providing DLD/ILD telecommunications services to end users, performing operations with, and providing services to, the IRCs and other operators, including participating in our joint projects in areas where our facilities connect with relevant regional communications networks.

        Under Russian law, a branch functions as a division within the corporate structure of a company. Although not a legal entity distinct from the company, a branch may generally own assets, incur liability and enter into contractual relationships. Our branches operate pursuant to internal regulations approved by our General Director, while we bear full liability for their operations.

        In order to expand our presence in the area of international organizations, we joined the ITU and opened a representative office in Geneva, Switzerland in August 1999 in order to secure our position with international authorities and organizations, as well as promote international trade and research cooperation. In April 2002, we registered our representative office in Yerevan, Republic of Armenia, in order to research the market and the possibilities for introducing high-level telecommunications technology into the Armenian market.

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

        Westelcom provides communications channels and telecommunications equipment leasing services. Westelcom owns 74.0% of the charter capital of OJSC InfoTeX Taganrog Telecom, which provides access in the Russian city of Taganrog to the PSTN, as well as local telephone network services, Internet access services, lease of communication channels and long-distance payphones.

        In May 2006, we sold our 77% interest in OJSC A-Svyaz, a subsidiary of Westelcom, which provides access to the PSTN, local telephone network services, ISDN services, Internet access and IP telephony services, to OAO Dalsvyaz for a cash payment of RUR 10 million.

  GlobalTel

        CJSC GlobalTel, a company registered in the Russian Federation, was established in 1996 to provide access to a U.S.-based global mobile satellite telephone network. We own 51% of the voting shares in GlobalTel and GlobalStar LP, the owner of the satellite network, owns the remaining 49%. However, pursuant to the charter of GlobalTel in effect prior to April 25, 2005, the minority shareholder had effective veto rights that prevented us from causing GlobalTel to take any significant action in the ordinary course of its business. Because effective control of GlobalTel did not rest with us, management accounted for the investment in GlobalTel under the equity method.

        On April 25, 2005, the shareholders' meeting of GlobalTel approved a new charter abolishing the minority shareholder's veto and substantive participation rights. We concluded that these changes resulted in us having effective control over GlobalTel and we began accounting for the company as one of our subsidiaries beginning on April 25, 2005. In accordance with the provisions of IFRS 3, "Business combinations," we accounted for taking effective control of GlobalTel under the purchase method. For U.S. GAAP purposes, obtaining control over GlobalTel was accounted for in accordance with the transition provisions of EITF 96-16 "Investor's Accounting for an Investee when the Investor has a Majority of the Voting Interest but the Minority has Certain Approval or Veto Rights."

        GlobalStar's satellite communications system is designed for the provision of mobile and fixed satellite communications services mainly in remote and hard-to-reach areas where cellular and wireless communications are otherwise unavailable or underdeveloped. Its services are currently available in over 100 countries. The Russian segment of this network is operated by GlobalTel, which provides communications services in the territories of all regions of the Russian Federation. Most of the terminals are handsets capable of operating in and automatically switching to GSM 900 or AMPS 800 modes.

        In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company's net assets, as determined under Russian accounting legislation, fall below zero, the company can be forced to liquidate. GlobalTel had, and continues to have, negative net equity as reported in its Russian statutory financial statements. Nonetheless, we believe that the risk of statutory liquidation procedures being initiated or other material adverse actions is remote.

  MTs NTT

        We established CJSC MTs NTT in 1995 in order to introduce telecommunications services based on cutting-edge technologies. As of the date of this annual report, MTs NTT provides the following services: local telecommunications services in Moscow, ISDN and call center services, Internet access, Intelligent Network services (e.g., Televoting and FreePhone) and videoconferencing. We own 100% of the voting shares in MTs NTT.

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

        For more information regarding the accounting for our acquisition of Globus-Telecom, see Notes 5 and 7 to our consolidated financial statements.

  Zebra Telecom

        CJSC Zebra Telecom was established in 2000 and is a universal provider of such services as Internet access and local and DLD/ILD telecommunications services using VoIP technology and acting as an agent for licensed DLD/ILD operators. Zebra Telecom also provides Internet access and telephony services in Moscow, St. Petersburg, Nizhny Novgorod, Kazan, Voronezh and Stavropol. Zebra Telecom provides Internet services via dial-up access using prepaid cards, as well as dedicated access. The telephony service is accessible through prepaid scratch cards. In June 2006, we acquired a 99.99% stake in Zebra Telecom from Starford Investments Company, Ltd. for a total cash payment of approximately U.S.$13.5 million. For information regarding the accounting for our acquisition of Zebra Telecom, see Notes 5 and 7 to our consolidated financial statements.

        For additional information, see Note 8 to our consolidated financial statements.

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

        One of the principal services that RTComm.RU has been providing since 2001 is dedicated Internet access, which provides a 24-hour connection of the customer's router to a port of the RTComm.RU network node and permanent access to Internet resources. RTComm.RU also provides data center services, including registration of domain names, "post-office" services, news server services, virtual hosting, co-location and dedicated hosting, among others.

        RTComm.RU owns 100% of CJSC RTComm-Sibir and LLC RTComm-Yug and 51% of LLC BASHRTCOMM, each of which is a regional Internet service provider. It also owns nodes in London and Stockholm and data centers in Moscow, Novosibirsk and Rostov-on-Don. In the domestic market, RTComm.RU provides services to more than 1,000 business customers, including to communications operators, national corporations and federal ministries and agencies located in more than 160 large cities in Russia where RTComm.RU's principal access nodes are located.

  MMTS-9

        MMTS-9 is a company registered in the Russian Federation primarily engaged in renting premises to mobile and fixed-line telecommunications providers for the installation of their telecommunications equipment and the provision of interconnection services and call center services. We own 49.1% of the voting shares in MMTS-9. The majority of Russian Internet sites are hosted on servers located on the premises of MMTS-9.

D.    Property, Plant and Equipment

        Our principal facilities and properties consist of buildings, sites and telecommunications facilities such as switches of various capacities, cable and transmission devices, television and radio broadcasting equipment, transportation vehicles and various other equipment located throughout Russia. See

"Item 4. Information on the Company—B. Business Overview—Network and Facilities" for additional information.

        We own the building in which our headquarters are located at 14, 1st Tverskaya-Yamskaya St., 125047 Moscow, Russia. We also own and lease offices and operational facilities throughout Russia related to the operation of our business. The location of our principal property, plant and equipment are described in "Item 4. Information on the Company—A. History and Development" and "—B. Business Overview." Our major offices are located in the destination cities of our primary network in Russia, including in Moscow, St. Petersburg, Novosibirsk, Ekaterinburg, Samara, Rostov-on-Don and Khabarovsk.

        Our management believes that our facilities are adequate for our present needs.

Fixed Assets

        The table below shows the value of fixed assets owned by us as of December 31, 2006, 2005 and 2004. Values are expressed in millions of rubles, according to net book values under IFRS. See Notes 6 and 33 to our consolidated financial statements for a description of the differences in the valuation of property, plant and equipment under IFRS and U.S. GAAP.

	December 31,
	2006	2005	2004
Buildings and sites	5,562	7,694	7,265
Cables and transmission devices	17,774	19,157	27,653
Other	7,693	7,124	6,756

Total(1)	31,029	33,975	41,674

(1)
The aggregate value of pledged property which secures loans is RUR 3,240 million as of December 31, 2006 (compared with RUR 3,837 million as of December 31, 2005). See Notes 6 and 18 to our consolidated financial statements for additional details.

        Capital expenditures approved by the Board of Directors for 2007 are expected to be RUR 5,368 million. See "Item 4. Information on the Company—A. History and Development."

        Construction in progress as of December 31, 2006, 2005 and 2004 amounted to RUR 8,157, RUR 6,653 million and RUR 4,313 million, respectively.

Environmental Compliance

        We believe that we are in compliance with all material requirements relating to environmental protection. Under various construction agreements to which we are a party, we assume obligations to the state and/or local authorities to effect payments to cover costs for the regeneration of forests, agricultural lands and other properties. In particular, we have a legal obligation to gradually discontinue using analog and trunk lines and equipments and to restore certain sites. We estimate the present value of such obligations to be approximately RUR 104 million.

Item 4A. Unresolved Staff Comments

        None.

Item 5. Operating and Financial Review and Prospects

A.    Operating Results

        The following discussion of our financial position and results of operations should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this annual report.

        The accompanying consolidated financial statements have been prepared in accordance and comply with IFRS, which differs in certain respects from U.S. GAAP. For a discussion of the differences between IFRS and U.S. GAAP insofar as they relate to us, see Note 33 to our consolidated financial statements.

Overview

        Our principal sources of income are revenues generated from the provision of DLD and ILD services provided to fixed-line subscribers throughout Russia. We also render DLD and ILD traffic throughput services to Russian operators throughout Russia, including to each of Russia's seven IRCs, as well as to alternative operators and mobile operators. In addition, we provide telecommunications services to various government-funded entities and government ministries across Russia and ensure the operation of the ground-based network of most television and radio broadcasting channels.

        Reform of the Russian telecommunications industry began with the introduction of the Communications Law in 2004, and has intensified as implementing regulations have been enacted thereunder. In particular, several regulations were enacted in 2005 and 2006 that directly impact the DLD/ILD telecommunications services market in Russia and ultimately led to the restructuring and liberalization of this market. Most significantly, new regulations enacted in 2005 pursuant to the Communications Law allow telecommunications operators to apply for DLD/ILD telecommunications services licenses and radically restructured our relationships with IRCs, local operators and subscribers starting from January 1, 2006. Prior to that date, we were the only nationwide carrier of wholesale long-distance and international traffic in Russia and, therefore, held a monopolistic position in this market. Local operators, including IRCs, billed their own local customers for outgoing domestic long-distance and international calls, while we billed the operators for the traffic throughput. Our arrangement in Moscow was different, as we provided domestic long-distance and international telecommunications services to end users through the local access network of a local operator and billed customers directly. We also had the exclusive right to terminate incoming international voice traffic from international operators. Starting January 1, 2006, international operators may terminate incoming ILD traffic on our telecommunications network as well as on networks of other long-distance telecommunications operators. Currently, international operators pay us for termination of incoming ILD traffic to Russia at a pre-agreed rate per minute.

        In accordance with the new regulations enacted under the Communications Law, the principles governing the relationship between providers of long-distance telecommunications services to end users have changed dramatically. Operators of DLD and ILD telephone networks, or long-distance operators, must now provide long-distance services to subscribers of local telephone network operators directly, while operators of intra-regional telephone networks provide long-distance operators with intra-regional call origination and termination services and operators of local telephone networks provide intra-regional telephone network operators with local call origination and termination services. Settlements between operators are to be conducted in the order of the services rendered. Subscriber billing and collection activities and other customer services are to be performed by the long-distance operators or their agents. As a result, we currently provide DLD/ILD services directly to end users throughout the Russian Federation.

        The following table sets forth the percentage of our revenue derived from domestic long-distance and international traffic for 2006, 2005 and 2004.

	Percentages of total revenue represented by domestic long-distance and international traffic
Principal markets
	2006	2005	2004
Outgoing international long-distance traffic	22%	23%	24%
Incoming and transit international long-distance traffic	7%	10%	11%
Domestic long-distance traffic	51%	44%	46%

Total revenue from domestic and international long-distance traffic	80%	77%	81%

        We own and operate our network and the international gateways through which a large portion of Russia's DLD and ILD traffic passes. Our network connects all of the IRCs in Russia which, in turn, own and operate local telephone networks in their respective areas. We bill subscribers for outgoing domestic long-distance and international calls directly, in some cases, and jointly with local operators acting as our agents, in others. In exchange for their services, we pay certain commissions to our agents.

        Historically, growth in the volume of international traffic was limited due to Soviet-era capacity constraints on the Russian telecommunications network. However, in recent years, we have made significant investments to improve channel capacity for international calls and to enhance interconnections with international operators.

        For a description of our DLD and ILD tariffs, see "Item 4. Information on the Company—B. Business Overview—Services."

        We have in the past experienced, and continue to experience, significant delays in payment from subscribers located in Moscow, certain government-funded entities, government bodies and agencies, as well as some international operators. Our management believes that appropriate allowances for doubtful accounts receivable were established to cover our potential exposure. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face risks resulting from significant delays in the collection of receivables."

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

  Principles of Consolidation

        Our group is comprised of Rostelecom and its subsidiaries. Transactions and balances between Rostelecom and its subsidiaries are eliminated, and accounting policies of the subsidiaries are adjusted to conform to Rostelecom's accounting policies.

        A consolidated subsidiary is an entity that is controlled by us, either through ownership, directly or indirectly, of more than 50% of the voting share capital of such entity, or by other means. Companies where we own more than 50% of the voting share capital but the minority shareholder enjoys substantive participation rights and has effective veto rights that would prevent us from taking decisions that are significant in the ordinary course of business, i.e., we are unable to exercise control, are accounted for under the equity method. Subsidiaries are consolidated from the date on which control is transferred to us, and are no longer consolidated from the date that we cease to have control over the subsidiary.

        As of December 31, 2006, our group comprised Rostelecom and its consolidated subsidiaries, Westelcom, GlobalTel, Globus-Telecom, Zebra Telecom, MTs NTT, Kostars, DP Pansionat "Malakhit" and Incom. In 2006, we acquired Globus-Telecom and Zebra Telecom.

        As of December 31, 2005, the group comprised Rostelecom and its consolidated subsidiaries, Westelcom, GlobalTel and MTs NTT. As of December 31, 2004, the group comprised Rostelecom and its consolidated subsidiaries, Westelcom and MTs NTT.

        For more information, see "Item 4. Information on the Company—A. History and Development" and our consolidated financial statements included elsewhere in this annual report."

        Associates in which we have significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by our ownership, directly or indirectly, of between 20% and 50% of the voting ownership interest or by power to participate in the financial and operating policy decisions of associates. Our share of the net income or losses of associates is included in our consolidated statement of income, our share of movement in reserves of associates is recognized in reserves and our share of the net assets of associates is included in our consolidated balance sheet. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. When our share of losses exceeds the carrying amount of the investment in an associate, the investment is reported at nil value and recognition of losses is discontinued, except to the extent of our commitment to fund future losses. Unrealized profits that arise from transactions between us and our associates are eliminated in proportion to our share in such associates, and unrealized losses are excluded in proportion to our share in such associates, if there is no evidence of indicators of impairment of an asset transferred. Our management must exercise judgment in determining whether a potential impairment of an investment has occurred. For the purposes of such assessment, management uses information relating to the fair value of the investment rather than to its carrying value, information relating to the financial condition of the investee company, as well as other known factors which may have an impact on the carrying value of the investment in the near future.

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

        Our interest in jointly controlled entities, or joint ventures, is accounted for using the equity method of accounting for as long as we have joint control over the joint venture. When we contribute or sell assets to the joint venture, any gain or loss from the transaction is recognized by us based on the substance of the transaction. When we purchase assets from the joint venture, we do not recognize our share of the profit from the transaction until we resell the assets to an independent party.

        Prior to October 2003, we owned 27.13% of the voting shares of RTC-Leasing. However, as management believed that it exercised control over the management, policies and day-to-day operations of RTC-Leasing, including the right to appoint a majority of the Board of Directors of RTC-Leasing, we continued to consolidate the results of operations and financial position of RTC-Leasing. In October 2003, we sold our remaining equity interest in RTC-Leasing and effectively lost control as of December 1, 2003. As a result, RTC-Leasing, together with its subsidiaries, ceased to be treated as a consolidated entity for the purposes of our financial statements. For additional information, see "Item 10. Additional Information—C. Material Contracts."

        As of December 31, 2006, we held 31.1% of the voting shares of RTComm.RU. We consolidated RTComm.RU in our financial statements on the basis of our control over the financial and operating policy decisions of RTComm.RU through December 31, 2003. However, following our disposal of RTC-Leasing, which held a 49% interest in RTComm.RU, we ceased consolidating the results of RTComm.RU and began accounting for the results of operations and financial position of RTComm.RU under the equity method as of January 1, 2004.

        In addition, we held 51% of the voting shares of GlobalTel as of December 31, 2004. As GlobalTel was a joint venture under common control, and its minority shareholder had substantive participation rights which enabled them to veto decisions by the majority shareholder, we accounted for GlobalTel under the equity method in 2004 and 2003. The shareholders' meeting of GlobalTel held on April 25, 2005, however, approved a new charter abolishing minority shareholder's substantive participation and veto rights. We determined that these changes resulted in obtaining effective control over GlobalTel and, thus, GlobalTel should be considered our subsidiary rather than a joint venture. Consequently, the results of operations and financial position of GlobalTel were consolidated in our financial statements in accordance with IAS No. 27, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" beginning from April 25, 2005.

        Obtaining control over GlobalTel was accounted for using the purchase method, in accordance with the provisions of IFRS 3, "Business Combinations." Accordingly, the results of operations and financial position of GlobalTel were consolidated by us beginning from April 25, 2005.

        In April 2006, we acquired a 74.58% stake in CJSC Globus-Telecom from CJSC Sinterra (formerly CJSC Alsean-N) and OJSC RTC-Leasing for a cash payment of approximately RUR 821 million. In April 2006, we also acquired a 100% stake in LLC TelecomCenter, which directly controls a 20.34% stake in CJSC Globus-Telecom, from LLC AVTEX for a cash payment of approximately RUR 280.5 million. As a result, we currently own, directly and indirectly, a 94.92% stake in CJSC Globus-Telecom. Our costs relating to the acquisition of CJSC Globus-Telecom, including transaction costs, amounted to RUR 1,123 million.

        In June 2006, we acquired a 99.99% stake in CJSC Zebra-Telecom from Starford Investments Company, Ltd. for a total cash payment of approximately RUR 374 million.

        The acquisitions of Globus-Telecom and Zebra Telecom were accounted for using the purchase method, in accordance with provisions of IFRS 3, "Business combinations." Accordingly, the results of operations and financial position of Globus-Telecom and Zebra Telecom were consolidated by us from their dates of acquisition.

        For additional information, see Notes 5, 8 and 33 to our consolidated financial statements.

  Property, plant and equipment

        Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value. The cost of the network comprises all expenditures up to and including the cabling and wiring to the local telephone operator's intercity exchange, and includes contractors' charges and payments on account, materials, direct labor and interest costs on specific project financing up to the date of commissioning of the relevant assets.

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

        Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Number of years (as of December 31, 2006)
Buildings and site services	10–50
Cable and transmission devices:
Channels	10–40
Cable	30–40
Radio and fixed link transmission equipment	15–20
Telephone exchanges	15
Other	5–10

        The useful life of an asset encompasses the entire time it is available for use, regardless of whether during that time it is in use or is idle. The useful lives and residual value of assets and methods are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for on a prospective basis. For more information, see Note 6 to our consolidated financial statements. Depreciation of an asset ceases at the earlier of the date the asset is classified as held for sale and the date the asset is derecognized.

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

        The recoverable amount is determined as the higher of the asset's fair value less cost to sell, or value in use. The value in use of the asset is estimated based on forecast of future cash inflows and outflows to be derived from continued use of the asset and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate.

        The determination of impairment of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or group of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Methods used to determine the value in use include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

        As discussed in Note 3 to our consolidated financial statements, as part of the regulatory reform and restructuring of the national telecommunications industry aimed to facilitate competition and make the industry more attractive for investors, in 2005, the Ministry of Telecommunications issued a number of new rules and regulations that resulted in a change of our status as a monopoly supplier of long distance and international communications effective January 1, 2006. As of December 31, 2005, we performed an assessment of the impact of the new rules and regulations on our business and results of operations, which resulted in a RUR 4,970 million impairment loss recognized in the statement of income for the year ended December 31, 2005 related to a write-down of certain property, plant and equipment of RUR 4,961 million and goodwill of RUR 9 million to the recoverable amount. The recoverable amount was based on value in use and was determined at the cash-generating unit level. The cash-generating unit consists of Rostelecom, Westelcom and MTs NTT. Impairment analysis was performed based on the value in use as fair value less the cost to sell cannot be reliably determined. In determining value in use for the cash-generating unit, the cash flows were discounted at a rate of 16.65% on a pre-tax basis and cash flows beyond the five-year period were extrapolated using a 5% growth rate. For more information, see Note 6 to our consolidated financial statements.

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

  Intangible assets

        Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite.

        Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whether there is an indication that the intangible asset may be impaired. Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end and, if expectations differ from pervious estimates, the changes are accounted for as changes in accounting estimates. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is included in depreciation and amortization expenses in our consolidated statements of income.

        Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually or more frequently when indicators of impairment exist, either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

  Goodwill

        Goodwill represents the excess of the cost of acquisition over the net fair value of our share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associate. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

        Goodwill is not amortized. Instead it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date allocated to each of the cash-generating units or groups of cash-generating units expected to benefit from the combination's synergies, irrespective of whether other assets and liabilities of ours are assigned to those units or group of units.

        Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of cash-generating unit retained.

        As of the reporting date, we estimated the value in use of cash-generating units to be higher than the carrying amount of their net assets, including goodwill. Thus, no impairment losses were recognized as of December 31, 2006.

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

        Indefeasible Rights of Use (IRU) represent the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when we have the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset's economic life. Such assets are included in property, plant and equipment in our consolidated balance sheets. They are depreciated over the shorter of the expected period of use and the life of the contract.

        Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

  Effects of Inflation and Changes in Foreign Exchange Rates

        Prior to December 31, 2002, the Russian Federation met the definition of a hyperinflationary economy as defined by International Accounting Standard 29 ("IAS 29"), "Financial Reporting in Hyperinflationary Economies." Although the cumulative inflation index for the three-year period ended December 31, 2002 was less than 100%, it was considered that the remaining criteria set forth by IAS 29 indicated that during 2002, the Russian Federation continued to experience conditions that met the definition of a hyperinflationary economy.

        Effective January 1, 2003, the International Task Force of the American Institute of Certified Public Accountants determined that the Russian Federation no longer meets the criteria of a hyperinflationary economy. Beginning in 2003, we ceased applying IAS 29 and only recognize the cumulative impact of inflation indexing through December 31, 2002 on non-monetary elements of our consolidated financial statements. Transactions undertaken subsequent to December 31, 2002 are reported at actual, nominal amounts except for those involving non-monetary assets and liabilities acquired prior to January 1, 2003. Results of operations (including gains and losses on disposal) involving such assets and liabilities are recognized based on the restated cost, which was calculated by applying to the carrying values of these assets and liabilities the change in the general price index through December 31, 2002. Comparative financial information for the year ended December 31, 2002 is presented in terms of the measuring unit current as of December 31, 2002.

        IAS 29 requires that financial statements prepared by companies in hyperinflationary economies on a historical cost basis be adjusted to take account of the effects of inflation. Our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002, have been restated in terms of the purchasing power of the measuring unit as of December 31, 2002, and the net gains or losses arising on the net monetary position of assets and liabilities during the periods presented have been included in the statement of operations and disclosed separately. We have utilized the General Price Index ("GPI") as issued by the Federal Service of Public Statistics, in the application of IAS 29.

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

        The following table illustrates the effects from 1998 to 2002 of both exchange rate changes and the indexation of historical amounts to adjust for Russian inflation on a fixed amount of U.S. dollar revenues:

Payment date	U.S.$ amount of payment	Rubles to U.S.$ exchange rate at time of payment	Rubles amount initially recognized	Decrease in value of Rubles against U.S.$ from payment date to December 31, 2002	Increase in GPI from payment date to December 31, 2002	Amount in constant Rubles in terms of purchasing power as of December 31, 2002
January 1, 1998	100	5.96	596	433%	315.2%	2,475
December 31, 1998	100	20.65	2,065	54%	124.6%	4,639
December 31, 1999	100	27.00	2,700	18%	64.3%	4,437
December 31, 2000	100	28.16	2,816	13%	36.8%	3,852
December 31, 2001	100	30.14	3,014	5%	15.1%	3,470
December 31, 2002	100	31.78	3,178	—	—	3,178

        The following table summarizes the annual rate of inflation for the years ended December 31, 2006, 2005, 2004, 2003 and 2002:

For the years ended December 31	Annual inflation
2006	9.0%
2005	10.9%
2004	11.7%
2003	12.0%
2002	15.1%

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

        Prior to 2006, we charged and paid to regional local telephone operators and other telecommunications service providers in Russia either an agreed proportion of the amounts they billed to their subscribers or an agreed settlement rate based on traffic minutes. For outgoing domestic telephone traffic originating in Moscow, subscribers were charged directly by us based on pre-set per minute tariffs regulated by the FST.

        Effective from January 1, 2006, as a result of regulatory reform in the telecommunications industry, new regulations and rules were implemented that changed principles of interaction between us, local operators and end users in providing long-distance services. The introduction of the new settlement system represents a change in business practice resulting in new accounting for changed practice. Therefore, starting from January 1, 2006, we charge all of our subscribers throughout Russia for outgoing domestic telephone traffic based on pre-set per minute tariffs regulated by the FST. We are charged by regional local operators for originating and terminating calls. We also incurs agent fees in connection with the service contracts concluded with regional local operators.

        We charge amounts from foreign network operators for incoming and transit of international calls and other traffic that originated outside Russia. We are charged by foreign operators for termination of outgoing international calls. These revenues and costs are shown in our consolidated financial statements.

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

        Approximately 95% of our revenues are derived from telecommunications services. Revenues from telecommunications services are reported according to the types of services provided. In the opinion of management, this is the most relevant presentation of revenues generated from our telecommunications services. We determined the following types of material services provided:

  Telephone traffic

  •
  Domestic long-distance traffic

  •
  Outgoing international long-distance traffic

  •
  Incoming and transit international long-distance traffic

  Rent of channels

  Other revenue

  •
  Television and radio transmission

  •
  Satellite services

  •
  Internet access

  •
  FreePhone services

  •
  Miscellaneous revenue.

        The regulatory reform of the Russian telecommunications industry, which came into effect on January 1, 2006 and introduced a new scheme governing the relationships between the telecommunications operators providing DLD/ILD services and end users, has significantly altered our customer base. Under the new scheme, we began providing our DLD/ILD services directly to end users and billed them for such services. Therefore, in 2006, the majority of our revenues were derived directly from end users and, as a result, we had to adjust our presentation of revenues generated from the telecommunications services. Prior to January 1, 2006, we used the following presentation of our revenues:

  Revenue from local operators

  •
  Telephone—international

  •
  Telephone—national

  •
  Other income from local operators

  Revenue from subscribers

  •
  Telephone—international

  •
  Telephone—national

  •
  Internet access

  •
  Rent of telecommunications channels to subscribers

  •
  Television and radio transmission

  •
  Satellite services

  •
  Cellular services

  Revenue from foreign operators

  •
  Telephone

  •
  Telex, telegraph and other

  •
  Rent of telecommunications channels

  Other revenue

        For additional information, see Note 3 to our consolidated financial statements.

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

        We use the same pattern to record the allowance for doubtful accounts as of December 31, 2006 as was used for doubtful accounts as of December 31, 2005. The allowance for doubtful accounts as of December 31, 2006, increased compared to December 31, 2005, primarily due to the introduction of new regulations governing the telecommunications industry which resulted in a significant change in the structure of our accounts receivable. The rate of collection of accounts receivable from end users under the new scheme is lower than that from IRCs and other local operators under the scheme effective prior to January 1, 2006.

  Related Party Transactions

        We have entered into a number of related party transactions. See Note 27 to our consolidated financial statements and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

  Financial Results for the Years Ended December 31, 2006 and 2005

Revenues

        In 2006, total revenues increased by 50.3% to RUR 61,559 million from RUR 40,955 million in 2005. The increase in total revenues was largely due to regulatory changes in the telecommunications industry since January 1, 2006 introducing the new scheme of settlements described above. We had a corresponding increase in our expenses. See Note 3 to our consolidated financial statements.

        Prior to 2006, we charged several regional and local telecommunications operators for long-distance throughput and termination services (except for Moscow), while we were charged by regional and local telecommunications operators for termination of long-distance calls. In Moscow, we provided services through the local access network of a local operator and billed subscribers directly.

        Currently, we provide DLD/ILD services to all of our end users throughout Russia and bill them directly. Regional and local telecommunications operators charge us for origination and termination of long-distance calls. Besides, we pay compensation surcharge to the significant telecommunications operators. For more information, see Note 3 to our consolidated financial statements.

        Other factors that contributed to the increase in revenues include the strengthening of partnerships with other Russian operators and our focus on new market opportunities available through the provision of telecommunications services directly to end users.

Telephone traffic

	Year ended December 31,		Change
	2006	2005	Amount	%
	RUR (millions)
Domestic long-distance traffic	31,370	18,126	13,244	73%
Outgoing international long-distance traffic	13,271	9,405	3,866	41%
Incoming and transit international long-distance traffic	4,480	4,098	382	9%

Total revenues from telephone traffic	49,121	31,629	17,492	55%

        Revenues from telephone traffic, which include revenues from DLD traffic, outgoing ILD traffic and incoming ILD traffic, represented 79.7% and 77.2% of total revenues in 2006 and 2005, respectively.

        Revenues from DLD services increased by 73.1% to RUR 31,370 million in 2006 compared to RUR 18,126 million in 2005. This increase was primarily a result of the transition to the new settlement scheme implemented in 2006, as described above.

        Our volume of DLD traffic amounted to 9,722 million minutes representing a 4% increase from 9,347 million minutes in 2005 due to an increase in demand for DLD services.

        Revenues from outgoing ILD services increased by 41.1% to RUR 13,271 million in 2006 from RUR 9,405 million in 2005 mainly driven by the transition to the new settlement scheme implemented in 2006, as described above. The volume of ILD traffic from Russian subscribers and operators on our network totaled to 1,933 million minutes, an increase of 9.2% from 1,769.3 million minutes in 2005 due to an increase in demand for ILD services.

        Revenue from incoming and transit ILD services grew by 9.3% to RUR 4,480 million in 2006 compared to RUR 4,098 million in 2005 primarily due to a 31.2% increase in the volume of incoming traffic from international operators passing through our network to 2,461 million minutes in 2006 from 1,875 million minutes in 2005 resulted from an increase in demand and a decrease in tariffs.

        The acquisitions of CJSC Globus-Telecom and CJSC Zebra Telecom have not significantly affected the composition of our revenues. See Note 5 to our consolidated financial statements.

Rent of channels

	Year ended December 31,		Change
	2006	2005	Amount	%
	RUR (millions)
Total revenues from rent of channels	7,116	6,045	1,071	18%

        Revenues from rent of channels represented 11.6% of total revenues in 2006 compared to 14.8% in 2005. Our revenues from rent of channels increased by 17.7% to RUR 7,116 million in 2006 from RUR 6,045 million in 2005. This increase was primarily driven by the growing demand for leased line services from operators and businesses.

Other revenues

	Year ended December 31,		Change
	2006	2005	Amount	%
	RUR (millions)
Television and radio transmission	528	574	(46)	–8%
Satellite services	559	548	11	2%
Internet access	217	44	173	393%
FreePhone services	761	430	331	77%
Miscellaneous revenue	3,257	1,685	1,572	93%

Total other revenue	5,322	3,281	2,041	62%

        In 2006, other revenues represented 8.6% of our total revenues compared to 8.0% in 2005. The other revenues increased by 62.2% to RUR 5,322 in 2006 from RUR 3,281 in 2005 due to (a) revenue for local telecommunications services primarily provided by our consolidated subsidiaries, (b) the growth in demand for interconnection and technical support services, and (c) development and promotion of new services and value-added services by us such as Internet access and FreePhone.

Operating Expenses

	Year ended December 31,		Change
	2006	2005	Amount	%
	RUR (millions)
Wages, salaries, other benefits and payroll taxes	7,147	6,242	905	14%
Depreciation and amortization	8,418	7,136	1,282	18%
Impairment of property, plant and equipment and goodwill	—	4,970	(4,970)	–100%
Charges by network operators—international	7,304	7,059	245	3%
Charges by network operators—national	29,355	8,741	20,614	236%
Administration and other costs	5,553	3,877	1,676	43%
Taxes other than on income	621	492	129	26%
Repairs and maintenance	866	822	44	5%
Bad debt expense/(recovery)	389	(140)	529	n/a
Loss on sale of property, plant and equipment	601	1,356	(755)	–56%

Total operating expenses	60,254	40,555	19,699	49%

        Total operating expenses grew by 48.5% to RUR 60,254 million in 2006 from RUR 40,555 million in 2005. The increase in operating expenses was mainly attributable to the aforementioned regulatory reform and restructuring of the Russian telecommunications sector and, in particular, expenses payable to local and intra-regional operators for services provided to us pursuant to the new settlement scheme. As a result, our payments to Russian operators, including payments for call initiation and termination, the compensation surcharges and agent fees, increased by 235.8% to RUR 29,355 million in 2006 from RUR 8,741 million in 2005. See Note 3 to our consolidated financial statements.

        Wages, salaries and other staff costs increased by 14.4% to RUR 7,147 million in 2006 from RUR 6,242 million in 2005. The growth in wages, salaries and other staff costs was mainly due to scheduled average salary increases and was offset by a reduction in our employee headcount by 1.7% to 23,233 as of December 31, 2006 compared to 23,634 as of December 31, 2005.

        Depreciation of property, plant and equipment increased by 18.0% to RUR 8,418 million in 2006 from RUR 7,136 million in 2005 as a result of significant acquisitions of property, plant and equipment in 2005 and 2004.

        In 2005, we recognized an impairment loss of RUR 4,970 million. The impairment loss was mainly attributable to the regulatory reform and restructuring of the national telecommunications sector, including changes in the settlement scheme between operators and subscribers for the provision of domestic and international long-distance services, which came into effect on January 1, 2006. Based on management's analysis, there were no indicators of impairment of assets or release of impairment losses for the previous year as of December 31, 2006.

        Charges by Russian network operators increased by 235.8% to RUR 29,355 million in 2006 from RUR 8,741 million in 2005 due to the new scheme of settlements between telecommunications operators effective from January 1, 2006.

        Charges by international network operators for the termination of outgoing international calls increased by 3.5% to RUR 7,304 million in 2006 from RUR 7,059 million in 2005 mainly due to a 9.2% increase in outgoing ILD traffic volumes from 1,769.3 million minutes in 2005 to 1,933 million minutes in 2006.

        Administration and other expenses increased by 43.2% to RUR 5,553 million in 2006 from RUR 3,877 million in 2005 primarily due to the restructuring of our business model in the framework of the aforementioned regulatory reform as well as the new settlement scheme with regional subscribers and local operators.

        Taxes (other than on income) increased by 26.2% to RUR 621 million in 2006 from RUR 492 million in 2005 mainly due to additional VAT of RUR 117 million accrued and paid by us after the introduction of the new scheme of settlements with IRCs and other local operators.

        Repairs and maintenance costs did not change materially in 2006 compared to 2005.

        We incurred RUR 389 million of bad debt expenses in 2006 as compared to a RUR 140 million of bad debt provision recovered in 2005 primarily due to the introduction of the new regulations governing the telecommunications industry which resulted in a significant change in the structure of our accounts receivable. The rate of collection of accounts receivable from end users under the new scheme is lower than that from IRCs and other local operators under the scheme effective prior to January 1, 2006.

        The loss on sale of property, plant and equipment decreased to RUR 601 million in 2006 from RUR 1,356 million in 2005, as in 2006 we decommissioned most of our analog cable systems and certain other equipment that was fully depreciated.

Operating Profit

        In 2006, operating profit increased by RUR 905 million, or 226.3%, to RUR 1,305 million from RUR 400 million in 2005. The increase in operating profit was primarily driven by the absence of an impairment charge in 2006 compared to a RUR 4,970 million impairment charge in 2005. However, our operating profit for the year ended December 31, 2006 was negatively impacted by a compensation surcharge payment which was imposed from January 1, 2006 in the amount of RUR 4,397 million. See also Note 3 to our consolidated financial statements.

Income Tax Expense

        Our 2006 income tax expense amounted to RUR 987 million compared to RUR 695 million in 2005. The increase was primarily due to an increase in our operating profit. See Note 20 to our consolidated financial statements for additional information.

  Financial Results for the Years Ended December 31, 2005 and 2004

        The discussion below of the financial results for the years ended December 31, 2005 and 2004 has been conformed to the presentation of revenues and certain expenses as set forth above for the years ended December 31, 2006 and 2005, in particular, to reflect our current segments. Therefore, this discussion differs from the discussion included in our annual report on Form 20-F for the year ended December 31, 2005 filed on June 29, 2006.

Revenues

        In 2005, total revenues increased by 9.7% to RUR 40,955 million from RUR 37,318 million in 2004. The increase in total revenues was largely due to growth in telephone traffic.

Telephone traffic

	Year ended December 31,		Change
	2006	2005	Amount	%
	RUR (millions)
Domestic long-distance traffic	18,126	17,297	829	5%
Outgoing international long-distance traffic	9,405	9,060	345	4%
Incoming and transit international long-distance traffic	4,098	4,041	57	1%

Total revenues from telephone traffic	31,629	30,398	1,231	4%

        Revenues from telephone traffic represented 77.2% and 81.4% of total revenues in 2005 and 2004, respectively.

        In 2005, revenues from DLD services increased by 4.7% to RUR 18,126 million compared to RUR 17,297 million in 2004 primarily due to a 4.0% increase in DLD traffic volume. The principal reason behind the traffic growth was Russia's continued economic development coupled with higher fixed-line and mobile penetration, as well as our active marketing efforts to strengthen our positions in the regional markets.

        In 2005, revenues from outgoing ILD services increased by 3.8% to RUR 9,405 million from RUR 9,060 million in 2004 primarily as a result of a 55% increase in ILD traffic volume carried on our network by alternative operators in 2004.

        Revenues from incoming ILD services increased by 1.4% to RUR 4,098 million in 2005 compared to RUR 4,041 million in 2004.

Rent of channels

	Year ended December 31,		Change
	2006	2005	Amount	%
	RUR (millions)
Total revenues from rent of channels	6,045	4,623	1,422	31%

        Revenues from rent of channels represented 14.7% and 12.3% of total revenues in 2005 and 2004, respectively.

        In 2005, our revenues from rent of channels increased by 30.8% to RUR 6,045 million from RUR 4,623 million in 2004. The growth in revenues was largely due to an increase in the volume of leased line services offered to local operators and businesses.

Other revenues

	Year ended December 31,		Change
	2006	2005	Amount	%
	RUR (millions)
Television and radio transmission	574	602	(28)	–5%
Satellite services	548	—	548	n/a
Internet access	44	—	44	n/a
FreePhone services	430	142	288	203%
Miscellaneous revenue	1,685	1,553	132	8%

Total other revenue	3,281	2,297	984	43%

        In 2005, other revenues represented 8.0% of our total revenues compared to 6.1% in 2004. Our other revenues increased by 43% to RUR 3,281 million in 2005 compared to RUR 2,297 million in 2004. The increase in other revenues was mainly attributable to recognition of revenue from satellite services as a result of the consolidation of GlobalTel in 2005, as well as significantly increased revenue from FreePhone services due to growth in demand.

Operating Expenses

	Year ended December 31,		Change
	2005	2004	Amount	%
	RUR (millions)		RUR (millions)
Wages, salaries, other benefits and payroll taxes	6,242	5,109	1,133	22%
Depreciation and amortization	7,136	7,498	(362)	-5%
Impairment of property, plant and equipment and goodwill	4,970	—	4,970	n/a
Charges by network operators—international	7,059	6,484	575	9%
Charges by network operators—national	8,741	7,883	858	11%
Administration and other costs	3,877	3,353	524	16%
Taxes other than on income	492	587	(95)	-16%
Repairs and maintenance	822	813	9	1%
Bad debt expense/(recovery)	(140)	369	(509)	-138%
Loss on sale of property, plant and equipment	1,356	217	1,139	525%

Total operating expenses	40,555	32,313	8,242	26%

        Total operating expenses grew by 25.5% to RUR 40,555 million in 2005 from RUR 32,313 million in 2004, mainly due to the recognized impairment loss and increased loss on the disposal of our property, plant and equipment, as well as growth in wages and salaries. The growth in operating expenses was partly offset by lower depreciation charges and a decrease in allowance for doubtful accounts.

        Charges by Russian network operators increased by 10.8% to RUR 8,741 million in 2005 from RUR 7,883 million in 2004 due to a 2.8% increase the amount of traffic terminated by these operators.

        Charges by international network operators for the termination of outgoing international calls increased by 8.8% to RUR 7,059 million in 2005 from RUR 6,484 million in 2004. The increase was driven by a 14.8% increase in outgoing ILD traffic volumes, which were partly offset by a reduction in tariffs.

        Wages, salaries and other staff costs increased by 22.1% to RUR 6,242 million in 2005 from RUR 5,109 million in 2004. The growth in wages, salaries and other staff costs was mainly due to planned average salary increases, offset by a reduction in the employee headcount by 6.5% to 23,634 as of December 31, 2005 compared to 25,285 as of December 31, 2004.

        Taxes (other than on income) decreased by 16.1% to RUR 492 million in 2005 from RUR 587 million in 2004 mainly driven by the application of higher effective property tax rates in 2004 due to changes in tax legislation.

        Administration and other expenses increased by 15.6% to RUR 3,877 million in 2005 from RUR 3,353 million in 2004, as the latter included a RUR 428 million gain on extinguished liabilities which were no longer a legal obligation. Not taking into account the gain on extinguished liabilities, the administrative and other expenses increased by 2.5% from RUR 3,781 million in 2004 to RUR 3,877 million in 2005.

        We recovered RUR 140 million of bad debt expense in 2005 as compared to having a RUR 369 million of bad debt expense in 2004 primarily because of an improvement in debt collection.

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

        In 2005, we assessed the impact of the new rules and regulations on our business and results of operations, which resulted in a RUR 4,970 million impairment loss recognized in the statement of income for the year ended December 31, 2005 related to the write-down of certain property, plant and equipment of RUR 4,961 million and goodwill of RUR 9 million to the recoverable amount. The recoverable amount was based on value in use and was determined at the cash-generating unit level. The cash-generating unit containing goodwill consists of Rostelecom, Westelcom and MTs NTT. See Note 7 to our consolidated financial statements for additional information.

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

U.S. GAAP information

        Our consolidated financial statements are prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. For the years ended December 31, 2006 and 2005, net income reported under IFRS amounted to RUR 1,456 million and RUR 978 million, respectively, as compared to net income reported under U.S. GAAP in 2006 and 2005 of RUR 271 million and RUR 3,452 million, respectively. As of December 31, 2006 and 2005, total shareholders' equity reported under IFRS was RUR 50,945 million and RUR 49,697 million, respectively, as compared to total shareholders' equity reported under U.S. GAAP of RUR 54,306 million and RUR 54,348 million, respectively.

        The most significant differences between IFRS and U.S. GAAP that affect our financial position and results of operations relate to accounting for property, plant and equipment and investments in associates, business combinations, goodwill and related deferred taxes. A brief summary of these differences is presented below. For additional information, see Note 33 to our consolidated financial statements.

  Impairment on property, plant and equipment

        Pursuant to provisions of IAS No. 36, in 2005, we performed an assessment of the impact of the new rules and regulations on our business and results of operations and recognized an impairment loss of RUR 4,970 million in our IFRS consolidated financial statements related to property, plant and equipment and goodwill in the amount of RUR 4,961 million and RUR 9 million, respectively, to write them down to their recoverable amounts.

        Under U.S. GAAP, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we are required to make an initial assessment of impairment based on undiscounted cash flows whenever there is an indication that impairment may exist. Due to the fact that the sum of undiscounted expected future cash flows was in excess of the carrying amount of our property, plant and equipment as of December 31, 2005, we did not recognize an impairment loss for U.S. GAAP reporting purposes. Thus, a different asset base, in addition to the difference in asset base described below, was used to compute U.S. GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability in 2006.

        In our IFRS consolidated financial statements for the year ended December 31, 1998, we recognized an impairment loss of RUR 8,699 million on our property, plant and equipment other than construction in progress. Due to the fact that the sum of undiscounted expected future cash flows was in excess of the carrying amount of our productive property, plant and equipment as of December 31, 1998, we recognized only an impairment loss of RUR 4,045 million related to non-productive social assets for U.S. GAAP reporting purposes. Thus, a different asset base was used to compute U.S. GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing in 1999.

  Pension expense and obligations

        For the year ended December 31, 2006, we adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers' Accounting of Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB statements Nos. 87, 88, 106, and 132 (R). Statement 158 required us to recognize the funded status of our pension plan in the statement of financial position as of December 31, 2006, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income represents unrecognized prior service costs, which were previously netted off against the plan's funded status in our consolidated balance sheet pursuant to the provisions of Statement 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to our historical accounting policy for amortizing such amounts.

        The adoption of Statement 158 had no effect on our consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect our operating results in future periods.

        Nevertheless, the adopting of the provisions of Statement 158 had an effect on our statement of financial position as of December 31, 2006 as presented in the following table:

	As of December 31, 2006
	Prior to adoption of Statement 158	Effect of Adopting Statement 158	As Reported on December 31, 2006
	RUR (millions)
Defined benefit obligation	175	102	277
Deferred tax asset	—	(24)	(24)

Total liabilities	175	78	253

Accumulated other comprehensive income	—	(78)	(78)

Total shareholders' equity	—	(78)	(78)

        See Notes 24 and 33 to our consolidated financial statements disclosing the assumptions made in pension liability calculation and for other details.

  Accounting for investments in associates

        Before IFRS No. 3 "Business Combinations" was adopted, we amortized goodwill acquired in business combinations. As described in Note 9 to our consolidated financial statements, during 2002, we acquired 14.9% of the voting stock of Golden Telecom, Inc. In the opinion of management, we exercised significant influence over financial and the operating policies of Golden Telecom. In accordance with IAS No. 28, "Accounting for Investments in Associates," we amortized the equity method goodwill related to our investment in Golden Telecom over its estimated useful life of eight years. During 2004 the equity method goodwill related to our investment in Golden Telecom recognized in our IFRS accounts amounted to RUR 135 million.

        Effective January 1, 2005, IFRS No. 3 "Business Combinations" prohibited the amortization of goodwill and required the testing of its impairment annually.

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized and is subject to annual impairment tests in accordance with SFAS No. 142. We performed the annual impairment test in respect to recoverability of the carrying amount of goodwill at December 31, 2006 and 2005 by comparing the fair value to the carrying amount for both IFRS and U.S. GAAP purposes. The fair value exceeded the carrying amount.

  Accounting for acquisition of GlobalTel

        As described in Note 6 to our consolidated financial statements, we obtained control over GlobalTel in 2005, and accounted for it using the purchase method, in accordance with the provisions of IFRS No. 3 "Business Combinations." We recognized our share in the accumulated deficit of GlobalTel in the amount of RUR 826 million directly in equity.

        For U.S. GAAP purposes, we consolidated GlobalTel on April 25, 2005 in accordance with provisions of EITF 96-16 "Investor's Accounting for an Investee when the Investor has a Majority of the Voting Interest but the Minority has Certain Approval or Veto Rights" by changing the presentation of the majority-owned investment in our consolidated financial statements that was previously reported as a single-line investment in associates accounted for by the equity method. Upon consolidation, we recorded the assets and liabilities of GlobalTel at their carrying values as of that date in our consolidated balance sheet and suspended cumulative prior years equity method losses, including those attributable to the minority shareholders, of RUR 826 million, which were reported as the cumulative effect adjustment to the net income under U.S. GAAP for the year ended December 31, 2005.

New accounting pronouncements

  International Financial Reporting Standards

        During 2005 and 2006, the IASB published several revised International Accounting Standards and issued several new International Financial Reporting Standards. Most of these revised and new standards will apply to accounting periods commencing on or after January 1, 2007. The new pronouncements are follows:

  •
  IFRS 7 "Financial Instruments: Disclosures,"

  •
  IFRS 8 "Operating Segments,"

  •
  IAS 1 (amended 2005) "Presentation of Financial Statements—Capital Disclosures,"

  •
  IFRIC 8 "Scope of IFRS 2,"

  •
  IFRIC 9 "Reassessment of Embedded Derivatives,"

  •
  IFRIC 10 "Interim Financial Reporting and Impairment," and

  •
  IFRIC 11 "IFRS 2—Group and Treasury Share Transactions."

        We do not expect that the adoption of the pronouncements listed above will have a significant impact on our results of operations and financial position in the period of initial application. The adoption of IFRS 7 will significantly affect the disclosures relating to financial instruments as presented in the notes to our consolidated financial statements.

  U.S. GAAP

  New U.S. GAAP standards adopted in 2006

        In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 (SAB 108) Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 eliminates the diversity of practice surrounding how public companies quantify financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement disclosures. SAB 108 must be applied to annual financial statements for their first fiscal year ending after November 15, 2006. The adoption of the provisions of SAB 108 did not have a material impact on our results of operations or financial position.

  New U.S. GAAP standards not yet adopted in 2006

        In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 excludes from the scope income taxes from SFAS No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006; however, early adoption is allowed. We are going to adopt FIN 48 for the fiscal year 2007. The impact of the implementation of FIN 48 is to be recognized as a change in the opening balance of retained earnings as of January 1, 2007. We are still assessing the effect of adoption of FIN 48 on our results for the year ended December 31, 2007.

        In September 2006, the FASB issued FASB statement No. 157 (SFAS No. 157), Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management does not believe that the adoption of SFAS No. 157 will have a material impact on our results of operations or financial position.

        In February 2007, the FASB issued FASB statement No. 159 (SFAS No. 159), The Fair Value Option for Financial Assets or Financial Liabilities. The standard permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is expected to expand the use of fair value measurement. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, but earlier adoption is allowed under certain conditions. Management does not believe that the adoption of SFAS No. 159 will have a material impact on our results of operations or financial position.

        In June 2006, the Emerging Issues Task Force reached a consensus on EITF Issue No. 06-03 (EITF No. 06-03), "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)."

EITF No. 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF No. 06-03 become effective for fiscal years beginning after December 15, 2006. Management does not believe that the adoption of EITF No. 06-03 will have a material impact on our consolidated financial position or results of operations.

B.    Liquidity and Capital Resources

        Our principal sources of funds historically have been cash flows from our operating activities and vendor financing arrangements related to capital expenditures. Our operating activities generated net cash of RUR 7,421 million in 2006 and RUR 10,943 million in 2005. Certain of our vendor financing arrangements were secured by property, plant and equipment. As of December 31, 2006, approximately 8.7% of our total property, plant and equipment were pledged to secure such financing.

        We expect to continue financing a significant portion of our capital expenditures from internal sources, such as cash from operations, and to raise the remaining amounts through external sources, including bank financing. There can be no assurance, however, that such external financing will be available to us on commercially acceptable terms.

        Management believes that cash flows generated from operations in 2007 and 2008 will be sufficient to finance our working capital needs and to repay our existing obligations as they become due.

        Our outstanding indebtedness, including loans related to vendor financing and credit agreements, decreased by RUR 284 million, or 5%, to RUR 5,480 million as of December 31, 2006 from RUR 5,764 million as of December 31, 2005. Of our outstanding indebtedness as of December 31, 2006, RUR 4,820 million was due within one year and RUR 660 million was due between one and four years. The outstanding indebtedness due within one year includes the RUR 2,636 million loan provided by Vnesheconombank and Credit Swiss First Boston, or CSFB, which is included in the current portion of long-term loans due to non-compliance with one of the covenants set out in the credit facility agreement as of the balance sheet date, for which we had not obtained a waiver. Therefore, the full amount of the loan is included in the current portion of long-term loans as of December 31, 2006. Subsequently, in June 2007, we received notice from the banks confirming their waiver of the breach of the contract due to our noncompliance with one of the covenants. As of March 31, 2007 and subsequent interim reporting dates, we were in compliance with all covenants.

        As of December 31, 2006 and 2005, most of our interest bearing loans were denominated in foreign currencies. The amount available for drawing under our credit agreements as of December 31, 2006 was U.S.$ 0.56 million, EUR 0.16 million and RUR 3 million (together, totaling RUR 23 million). Of the total foreign currency denominated borrowings:

  •
  90% were denominated in U.S. dollars,

  •
  1% were denominated in Japanese yen,

  •
  3% were denominated in euros, and

  •
  6% were denominated in rubles.

        Between January 1, 2007 and December 1, 2007, the Russian ruble increased in value as compared to the U.S. dollar by 7.8%, increased in value as compared to the Japanese yen by approximately 0.3%, and decreased as compared to the euro by 3.6%, and this has decreased the ruble carrying value of our foreign currency borrowings by approximately RUR 223 million or approximately 6% of our total borrowings. However, any devaluation would both increase our effective cost of borrowing and make it more difficult to incur additional indebtedness and repay or re-finance existing indebtedness.

        The weighted average interest rate of our loans was 7.8%, 5.4% and 6.1% for the years ended December 31, 2006, 2005 and 2004, respectively. We do not use any financial instruments to hedge against our exposure to fluctuations in interest and foreign exchange rates.

        The maturity profile of our interest bearing loans and vendor financing, their currency and the interest rate structure is set forth in Notes 17 and 18 to our consolidated financial statements. The summarized maturity profile of our interest bearing loans and other borrowings as of December 31, 2006 is presented below (in RUR million):

Maturity	December 31, 2006
Current portion of interest bearing loans and borrowings	4,820
Between one to two years	560
Between two to three years	63
Between three to four years	37
Non-current portion of interest bearing loans	660

Total interest bearing loans and vendor financing	5,480

Liquidity

        As of December 31, 2006 and 2005, we had total cash and cash equivalents of RUR 2,353 million and RUR 2,398 million, respectively. In addition, as of December 31, 2006 and 2005, we had short-term investments of RUR 8,496 million and RUR 12,238 million, respectively. As of December 31, 2006, we had unused availability under our credit facilities of RUR 23 million.

        As of December 31, 2006, we had working capital of RUR 7,692 million compared to working capital of RUR 13,532 million as of December 31, 2005. The decrease in working capital was primarily attributable to (a) classification of the entire amount of the loan from Vnesheconombank and CSFB as current as of December 31, 2006, (b) new capital expenditures, and (c) acquisitions of Zebra Telecom and Globus-Telecom.

        As of December 31, 2006, we were not in compliance with a covenant in relation to a loan we obtained from Vnesheconombank and CSFB and no waiver for this breach had been obtained from the banks. Therefore, the entire loan amount was included in the current portion of long-term loans in the consolidated balance sheet as of December 31, 2006. Subsequently, in June 2007, we received notice from the banks confirming their waiver of this breach. Starting from March 31, 2007, we are in compliance with all covenants. Had we been in compliance with all loan covenants, the loan from Vnesheconombank and CSFB would have been calssified as a long-term loan and our working capital as of December 31, 2006 would have been RUR 10,328 million.

        Our short-term investments have been primarily comprised of liquid bills of exchange and short-term deposits. We invest temporarily available funds in liquid bills of exchange issued by various Russian companies maturing within 12 months after the balance sheet date or with no fixed maturity. We sold a large portion of the bills by the year-end. See Note 12 to our consolidated financial statements.

        For a description of our external financings, see Notes 17 and 18 to our consolidated financial statements.

Loans and Borrowings

        As of December 31, 2006, the total amount of interest bearing loans outstanding was RUR 3,478 million compared with RUR 4,087 million as of December 31, 2005.

  U.S. Dollar Denominated Loans

  •
  We entered into a U.S.$2.66 million credit agreement with the Japanese Bank for International Cooperation (JBIC) in March 2004 to finance the purchase of equipment for the reconstruction of the Tyumen-Surgut microwave line. The maximum amount of the credit line is U.S.$2.66 million, of which U.S.$1.60 million (Tranche A) is provided by JBIC and U.S.$1.06 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 4.67% and LIBOR plus 0.55%, respectively. The loan is repayable in semi-annual installments up to October 2008. As of December 31, 2006, the outstanding amount of the loan was U.S.$1.35 million (RUR 35 million).

  •
  We entered into a U.S.$7.85 million credit agreement in July 2005 to finance capital construction projects, of which U.S.$4.71 (Tranche A) was provided by Japanese Bank for International Cooperation (JBIC) and U.S.$3.14 million (Tranche B) was provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 6.29% and six months LIBOR plus 0.5%, respectively. The loan is repayable in semi-annual installments up to November 2010. As of December 31, 2006, the outstanding amount of the loan was U.S.$5.87 million (RUR 155 million).

  •
  We entered into a U.S.$ 100.0 million loan agreement, of which U.S.$99.0 million was provided by Vnesheconombank and U.S.$1.0 million was provided by CSFB. The loan was entered into in December 2005 for general corporate purposes and is secured by our existing telecommunications equipment. The loan is repayable in six equal annual installments payable from 2007 to 2012. The interest rate is six-months LIBOR plus 3.25%. As of December 31, 2006, the outstanding amount of the loan was U.S.$100.0 million (RUR 2,636 million).

    Under this loan agreement, certain financial covenants apply to our RAS financial statements. For example, we must ensure that at all times: (i) the ratio of the aggregate of short-term liabilities and long-term liabilities to equity shall not exceed 0.7 to 1; (ii) the ratio of the aggregate of short-term liabilities, long-term liabilities and off-balance sheet liabilities to equity shall not exceed 0.8 to 1; and (iii) any aggregate reduction in net assets during any three-month period shall not exceed 10% of the aggregate amount of net assets on the first day of that three-month period. In addition, on March 31, June 30, September 30 and December 31 of each year: (i) the ratio of the aggregate of short-term liabilities, long-term liabilities and off-balance sheet liabilities to operational income for the three-month period leading up to the established dates (but not including operational income for precedent quarter or quarters of the same financial year) shall not exceed 17 to 1; (ii) the ratio of operational income to interest payable shall be at least 5 to 1; and (iii) commencing on January 1, 2007, any aggregate reduction in income before taxes during any six-month period must not exceed 10% of the aggregate amount of income before taxes for the corresponding six month period in the previous financial year.

    As of December 31, 2006, we were not in compliance with one of the loan covenants and no waiver had been obtained from the banks. Therefore, the full loan amount is included in the current portion of long-term loans in our consolidated balance sheet as of December 31, 2006. Subsequently, in June 2007, we received notice from the banks confirming their waiver of the breach of the loan due to our non-compliance with the covenant. As of the date of this annual report, we are in compliance with each of the loan covenants and have no reason to expect non-compliance in the future.

    We entered into an interest rate swap agreement with CSFB on June 28, 2006 in connection with our $100 million loan from Vnesheconombank and CSFB. In accordance with the interest rate swap agreement, each June 28 and December 28, commencing on December 28, 2006 and ending on December 28, 2012, we undertake an obligation to CSFB in the amount of 8.55% of the outstanding Vnesheconombank loan balance and CSFB undertakes an obligation to us in the amount of LIBOR plus 3.25% of the outstanding Vnesheconombank loan balance. We did not designate the above interest rate swap derivative as a hedging instrument. Therefore, this financial instrument was classified as financial liability at fair value of RUR 15 million. The net loss of RUR 15 million related to the change in the fair value of the interest rate swap contract was included in the non-operating income in our consolidated income statement for the year ended December 31, 2006. For additional information, see Note 15 to our consolidated financial statements.

  •
  Our consolidated subsidiary, GlobalTel, entered into three loan agreements for a total amount of U.S.$6.92 million (RUR 229 million) between GlobalTel and Loral Space and Communications Corporation, or Loral. GlobalTel is in default in respect of these loans and a penalty in the amount of RUR 47 million is included in the outstanding balance. As no waiver has been obtained from Loral, these loans are classified as current in the accompanying consolidated balance sheet as of December 31, 2006. The loans do not provide for any collateral. In 2006, Loral brought an action against GlobalTel demanding immediate repayment of RUR 222 million. In March 2007, the London Court of International Arbitration, or the LCIA, ruled in favor of Loral. However, in October 2007, the Arbitrazh Court of the city of Moscow dismissed Loral's claim to enforce the decision of the LCIA. We believe that if immediate repayment of the defaulted loan is ordered, it would not have a material adverse effect on our business, financial condition and results of operations.

  •
  Our consolidated subsidiary, Globus-Telecom, obtained a credit line from Russian Industrial Bank of up to U.S.$ 3.5 million open through December 31, 2006. The facility bears annual interest of 10% and all outstanding amounts are due by December 31, 2007. As of December 31, 2006, U.S.$ 2.78 million (RUR 73 million) was outstanding under this credit line.

Japanese Yen Denominated Loans

  •
  We entered into a credit facility with Vneshtorgbank for a maximum amount of JPY 880.13 million open through February 25, 2005. The facility bore annual interest of 5.75% and all outstanding amounts were due by February 27, 2007. To secure the debt, we pledged the telecommunications equipment purchased with the credit facility proceeds. As of December 31, 2006, JPY 127.63 million (RUR 29 million) was outstanding under this facility. We repaid this credit facility in full in February 2007.

  •
  We entered into a credit facility with Vneshtorgbank for a maximum amount of JPY 105 million open through February 25, 2005. The facility bore annual interest of 5.75% and all outstanding amounts were due by February 28, 2007. To secure the debt, we pledged the telecommunications equipment purchased with the credit facility proceeds. As of December 31, 2006, JPY 15.24 million (RUR 3 million) was outstanding under this facility. We repaid this credit facility in full in February 2007.

Euro Denominated Loans

  •
  We entered into a credit facility with ING BHF-BANK in April 2004 for a credit line of up to EUR 7 million, payable by 2009 in equal semi-annual installments and bearing interest of EURIBOR plus 0.875% per annum. The loan was taken for the purchase of equipment to be used in the re-construction of the Novosibirsk to Khabarovsk FOL. As of December 31, 2006, the outstanding amount of the loan was EUR 3.55 million (RUR 123 million).

Russian Ruble Denominated Loans

  •
  In December 2006, we issued promissory notes in the amount of RUR 93 million to CJSC "IK Parsek Capital Management." The promissory notes are repayable monthly starting from January 2008 up to December 2008, and bear interest of 10%. As of December 31, 2006, the carrying amount of these notes was RUR 93 million.

  •
  In December 2006, we issued promissory notes in the amount of RUR 60 million to CJSC "IK Parsek Capital Management." The promissory notes are repayable monthly starting from January 2007 up to December 2007, and bear interest of 10%. As of December 31, 2006, the carrying amount of these notes was RUR 60 million.

  •
  In December 2005, our consolidated subsidiary, Zebra Telecom, entered into a credit agreement for RUR 15 million with OJSC Svyazbank, which is a related party. The loan is payable by December 10, 2007 and bears interest of 15%. To secure the debt, Zebra Telecom pledged telecommunications equipment with a carrying value of RUR 13 million. As of December 31, 2006, the outstanding amount of the loan was RUR 15 million.

  •
  In February 2006, Zebra Telecom, our consolidated subsidiary, entered into a credit agreement for RUR 15 million with OJSC Svyazbank, which is a related party. The loan was payable by February 2007 and bore interest of 15%. As of December 31, 2006, the outstanding amount of the loan was RUR 15 million. In February 2007, Zebra Telecom extended this credit agreement with OJSC Svyazbank for an amount of RUR 15 million until February 2008 on the same terms.

  •
  Our consolidated subsidiary, Zebra Telecom also entered into an overdraft agreement with OJSC Svyazbank, which is a related party, in the maximum amount of RUR 15 million. The facility bears annual interest at a rate of 13% and was payable by December 11, 2007. To secure the debt, Zebra Telecom pledged telecommunications equipment with carrying value of RUR 5 million. As of December 31, 2006, the outstanding amount of the overdraft was RUR 12 million.

Vendor Financing Payable

        As of December 31, 2006, we had the following outstanding vendor financing payable:

  •
  RUR 1.249 million payable by GlobalTel to Globalstar L.P. for the purchase of three gateways and associated equipment and services. For additional information, see Note 17 to our consolidated financial statements. Globalstar L.P. has a lien over this equipment until the liability is paid in full. The initial vendor financing repayment schedule denominated in U.S. dollars was as follows:

Millions of rubles
Payable in 2004	423
Payable in 2005	184
Payable in 2006	184
Payable in 2007	184
Payable in 2008	107

Total	1,082

    GlobalTel is in default with respect to payments due in 2004, 2005 and 2006 and has not obtained a waiver from Globalstar L.P. As a result, we classified the total balance of RUR 1,082 million as current in our consolidated balance sheet as of December 31, 2006. A penalty interest in the amount of RUR 167 million accrued for each day of delay at a rate of 10% per annum, and is included in the vendor financing payable. We believe that if immediate repayment of the defaulted vendor financing is demanded, it would not have a material adverse effect on our business, financial condition and results of operations.

  •
  RUR 753 million promissory notes issued by us to CJSC Peter-Service for the purchase of a billing system. The notes are repayable in equal quarterly installments up to December 31, 2008 and bear interest of 7.73% per annum.

Leases

        We operate several lease agreements with the following non-affiliated counterparties:

CJSC Sinterra

        In April 2005, we entered into an IRU finance lease agreement for the use of a portion of the network capacity of a terrestrial optical fiber cables. The lease agreement is non-cancellable for the period of 15 years, which approximates the remaining useful life of these cables. Effective interest rate of the lease is 7.21% p.a. Lease payments are denominated in U.S. dollars. Present value of minimum lease payments under this lease agreement amounted to RUR 372 million as of December 31, 2006.

OJSC RTC-Leasing

        In 2006, we entered into a number of minor finance lease agreements with OJSC RTC-Leasing for the purchase of telecommunications equipment and vehicles for an average period of 3 years. Effective interest rate of these leases varies from 10.3% to 12.2% p.a. Present value of minimum lease payments under these lease agreements amounted to RUR 97 million as of December 31, 2006.

Military unit No.32152

        We also entered into a finance lease agreement for the use of a digital telecommunications station over its estimated remaining useful life of 7 years. Effective interest rate of the lease is 11.7% p.a. Lease payments are denominated in rubles. Present value of minimum lease payments under this lease agreement amounted to RUR 36 million as of December 31, 2006.

        Under all material lease contracts, we have no uncertainties which can significantly affect our operating results in the future.

Cash Flows

        A summary of our cash flows is presented below (in RUR million):

	Year ended December 31,
	2006	2005	2004
Net cash provided by operating activities	7,421	10,943	7,754
Net cash used in investing activities	(4,456)	(10,076)	(5,533)
Including purchase of property, plant and equipment	(7,177)	(7,788)	(4,502)
Net cash provided by (used in) financing activities	(3,004)	275	(3,487)

        Net cash provided by operating activities amounted to RUR 7,421 million in 2006 as compared to RUR 10,943 million in 2005. The principal reason for the decrease in positive operations cash flow was the introduction of the new scheme of settlements, which resulted in additional expenses such as compensation surcharges and agency fees.

        Net cash used in investing activities during 2006 decreased by RUR 5,620 million to RUR 4,456 million, compared to RUR 10,076 million in 2005. The 56% decrease was primarily due to a net cash inflow from the sale of short-term investments in the amount of RUR 3,624 million in 2006 compared to net cash outflow generated by the purchase of short-term investments in the amount of RUR 3,350 million in 2005.

        Net cash used in financing activities amounted to RUR 3,004 million in 2006, compared to net cash provided by financing activities in 2005 of RUR 275 million, primarily due to our drawdown of a U.S. dollar-denominated loan in December 2005 and scheduled repayment of the outstanding long-term loans in 2006.

Restrictions on Dividend Distribution

        The amount of our dividend distributions is limited by provisions of Russian law. For example, Russian law requires that, among other things, dividends can only be paid in an amount not exceeding our retained earnings as determined under RAS. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under RAS. Our retained earnings for the years ended December 31, 2006, 2005 and 2004 that was distributable under Russian legislation amounted to RUR 35,171 million, RUR 28,972 million and RUR 20,670 million, respectively.

Capital Expenditures

        Pursuant to our capital expenditure program, approved by the Board of Directors, we expect to make capital expenditures of approximately RUR 5,368 million for the year ending December 31, 2007, compared to actual capital expenditures of RUR 7,706 million in 2006. We expect to fund our capital expenditures with cash from operations and external financing. For additional information regarding our capital expenditures and the major projects we will undertake in 2007 and subsequent years, see "Item 4. Information on the Company—A. History and Development—Investment Policy Highlights—Capital Expenditures—Main directions of development in 2007 and beyond."

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

        Our credit rating as of the date of this annual report is as follows:

Rating Agency	Long-Term Debt Rating	Outlook/Watch
Standard & Poor's(1)	BB-	Stable

(1)
Rated on April 27, 2007.

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

        We did not incur any research and development expenses for the years ended December 31, 2006, 2005 and 2004.

Trademarks

        On April 10, 1995, we registered our trademark with Rospatent, a government register of patents and trademarks:

        As a result of our merger with MMT, we also obtained the following trademark registered by MMT in 2000:

Licenses

        Substantially all of our revenues are derived from operations conducted pursuant to licenses. These licenses have scheduled expiration dates ranging from 2008 to 2013. We have no reason to believe that the licenses will not be renewed or that any license will be suspended or terminated.

        The following table summarizes the terms of our principal telecommunications licenses:

License Number	Types of Services	Territory	Date Issued	Expiration Date
29777	DLD and ILD Communications	Russian Federation	December 11, 2003	December 11, 2013
29778	Channel Leasing	Russian Federation	December 11, 2003	December 11, 2013
36738	Local Telephone Communications (except via Payphones and Public Call Offices)	6 republics and 35 regions of the Russian Federation	November 1, 2005	November 1, 2010
36739	Local Telephone Communications via Public Call Offices	Moscow, Lyubertsy and the Moscow region	November 1, 2005	November 1, 2010
36740	Local Telephone Communications via Payphones	Moscow, Lyubertsy and the Moscow region	November 1, 2005	November 1, 2010
44219	Local Telephone Communications via Payphones	Moscow region	September 21, 2006	September 21, 2011
32898	Intra-regional Telephone Communications	Moscow and the Moscow region	July 15, 2005	July 15, 2010
31540	TV and Radio Broadcasting	27 regions of the Russian Federation	May 10, 2005	June 17, 2009
45945	Cable Casting	City of Valday of Novgorod region	November 11, 2006	November 11, 2011
48652	Telematic Services	Russian Federation	May 15, 2007	May 15, 2012
48653	Data Services (Other Than Transmission Of Voice Information)	Russian Federation	May 15, 2007	May 15, 2012
49540	Data Services For Transmission Of Voice Information	Russian Federation	May 15, 2007	May 15, 2012
27895	Telegraph Communication Services	Russian Federation	September 5, 2003	September 5, 2008

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

        Pursuant to License No. 36738, we are authorized to provide customers with local telecommunications services, except for the services provided via payphones and public call offices. Under the license, we are required to provide subscribers with permanent access to our network; local calls via fixed-line telephone networks with local phone numbers provided, as well as local voice, fax and data communications; access to PSTN, except mobile networks; access to information and request services; and free 24-hour access to emergency services.

        Pursuant to License No. 36739, we are authorized to provide customers with local telecommunications services via public call offices. Under the license, we are required to provide subscribers with local voice calls via fixed-line telephone networks; access to PSTN, except mobile networks; access to information & request services; and free 24-hour access to emergency services.

        Pursuant to License No. 36740 and License No. 44219, we are authorized to provide customers with local telecommunications services via payphones. Under the license, we are required to provide subscribers with local voice calls via fixed-line telephone networks; access to PSTN, except mobile networks; access to information & request services; and free 24-hour access to emergency services.

        Pursuant to License No. 32898, we are authorized to provide customers with intra-regional telecommunications services. Under the license, we are required to provide subscribers with intra-regional calls via fixed-line telephone networks with local phone numbers provided, as well as local voice, fax and data communications; access to PSTN, except mobile networks; and access to information and request services.

        Pursuant to License No. 31540, we are authorized to provide services for broadcasting television and radio programs and ancillary information in Russia.

        Pursuant to License No. 49945, we are authorized to provide our customers in the city of Valday in the Novgorod region with cable casting services.

        Pursuant to License No. 48652, we are authorized to provide our customers with telematic services in Russia.

        Pursuant to License No. 48653 and License No. 49540, we are authorized to provide our customers with data services, including transmission of voice and other information, in Russia. Pursuant to License No. 27895, we are authorized to provide telegraph services, including the passing and processing of international and long-distance telegraph traffic and to provide AT/Telex network services.

        Under the terms of our licenses, except in the case of local telephone communications services, we may refuse to provide all other types of our services to customers where: (i) the provision of such services may endanger the national security and defense system; (ii) the provision of such services is precluded by any physical, topographical or other natural circumstance; (iii) the customer does not agree with the terms and conditions on which such services are provided or does not make timely payments for the services; and (iv) the customer uses or intends to use the communications equipment for unlawful purposes or uses communications channels, trunks and equipment in violation of the technical rules of the suggested services under our licenses or uses equipment which is not certified by the Ministry of Information Technologies and Communications.

D.    Trend information

        While planning our future activity, we consider existing trends within the Russian telecommunications industry and also endeavor to take into account the possibility of future structural and regulatory changes resulting from the introduction of the new DLD/ILD regulatory regime.

        The reform of the Russian telecommunications industry began with the introduction of the Communications Law in 2004, and has intensified as implementing regulations have been enacted thereunder. In particular, several regulations were enacted in 2005 and 2006 that directly impact the DLD/ILD telecommunications services market in Russia and have lead to the restructuring and liberalization of this market. Most significantly, regulations enacted in 2005 pursuant to the Communications Law allow telecommunications operators to apply for DLD/ILD telecommunications services licenses and radically restructured our relationships with IRCs, local operators and subscribers. Our future operations may be substantially impacted by the regulatory reforms that have been enacted with respect to the DLD/ILD telecommunications services market.

        The new telecommunications industry legislation, effective from January 1, 2006, has changed principles for interaction of operators, including us, when providing local, intra-regional, domestic and international telecommunications services. The new rules allow Russian subscribers to choose providers of long-distance telecommunications services and made possible for telecommunications operator meeting certain requirements to enter the long-distance telecommunications market. To comply with the new rules, we fundamentally changed the way we operate and began providing long-distance services directly to end users in all the regions of Russia through the network infrastructure of local and intra-regional operators. In turn, local and intra-regional operators, including IRCs, began providing intra-regional and local origination and termination services to us.

        The liberalization has significantly changed the competitive environment in the Russian long-distance sector. The number of operators licensed by the Russian Ministry of Information Technologies and Communications to provide long-distance services amounted to 30 by the end of 2006, and in early 2006, one operator began providing long-distance telecommunications services. To date, two additional operators have begun providing DLD/ILD services in Russia in 2007.

        Certain gaps still remain in the new legislative framework and, as a result, the extent to which the regulatory regime will ultimately impact our business, financial condition and results of operations is still unclear. However, we have endeavored to adopt a range of measures in an effort to minimize the adverse consequences of DLD/ILD market liberalization, develop new business areas and enhance our overall competitiveness.

        Among the trends that continued to emerge in 2006 and which we expect to continue through 2007 are the increased demand for DLD/ILD services by all subscriber segments and increased demand for certain value-added services, in particular, Internet Access and FreePhone services. At the same time, competition has increased due to the growth of alternative operators and emergence of new DLD/ILD operators following the enactment of the new regulations, and we expect competition to continue to intensify in 2007 and beyond.

        Our efforts in 2006 were primarily aimed at adapting our business model to the new regulatory regime and intensified competitive environment. We focused on strengthening our partnerships with regional and local telecommunications operators, engaging them as our agents, and developing direct business-to-client relationships with end users in the most profitable segments. As a result, DLD and outgoing ILD traffic volumes on our network increased by 3.4% and 9.2%, respectively, in 2006 compared to 2005, amounting to 9,722 million minutes and 1,933 million minutes, respectively.

        In 2006, due to our continued efforts aimed at optimizing our tariff policy, we achieved growth of traffic from international operators, representing a continued increase of our market share. Incoming ILD traffic totaled 2,461 million minutes, representing an increase of 31.2% compared to 2005.

        We also devoted significant attention to the development of our backbone and modern flexible multiplexer networks to allow us to meet a growing demand for leased line services from operators and businesses. Our 2006 revenue from leased line services totaled RUR 7,116 million, representing a 17.7% increase compared to 2005.

        In 2006, we introduced a new intelligent platform with improved capacity to satisfy increasing demand for intelligent telecommunications services from current and new customers. We believe our new intelligent platform will strengthen our market position, enhance the quality of current services and expand the range of new services available to operators, corporate clients and individual subscribers. Our revenue from intelligent network services amounted to RUR 761 million in 2006, representing a 76.8% increase compared to 2005.

        In an effort to improve our competitive position, we have developed a comprehensive offering of bundled services for corporate customers that includes, in addition to traditional domestic and international long-distance services, high-speed Internet access, IP VPN as well as intelligent network services. We also began to aggressively promote our IP VPN services, which allow the interconnection of all of a customer's branches in a single protected private corporate network of high reliability with a full range of telecommunications services.

        We also began to establish Customer Care Centers, or CCCs, throughout Russia in 2006. CCCs are aimed at increasing our support services for our long-distance telecommunications service end users. At the CCCs, customers can make payments for telecommunications services, sign agreements with us or receive individual consultations from our customer-care professionals. Thus far, we have opened 87 CCCs in 2006 and 2007.

        In 2007, we plan to continue to develop the foregoing services as well as promote new and value-added services. In particular, in an effort to expand our business-to-business and business-to-clients relationships, we plan to actively promote bundled telecommunications services, to develop existing and new services based on our intelligent platform and IP/MPLS network, as well as to increase efficiency of the customer care and sales support units.

        Among our other key priorities in 2007 is the further enhancement of our high-capacity trunk network, implementation of advanced technologies and installation of high-end DWDM and data transmission facilities. We plan to improve throughput capacity of our telecommunications network in order to meet growing demand for DLD/ILD services, as well as transit traffic services. We are also focusing on expanding and increasing the capacity of our multi-service IP/MPLS network in order to provide high-end data transmission services, such as high-speed Internet access and IP VPN, as well as to develop other innovative telecommunications services.

E.    Off-Balance Sheet Arrangements

        As of December 31, 2006, we did not have any off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations

        The following table summarizes the contractual principal maturities of our debt, including our current portion, and purchase obligations, each as of December 31, 2006. We expect to meet our contractual obligation payment requirements with cash flows from operations.

		Payments due by period (RUR in millions)
	Total	Prior to December 31, 2007	Prior to December 31, 2009	Prior to December 31, 2011	After December 31, 2012
Contractual obligations	7,419	7,283	63	29	44
Constructive obligations	104	26	78	—	—
Pension liability	175	64	39	25	47
Lease obligations	505	78	119	44	264
Vendor financing payable	2,002	1,640	362	—	—
Loans and borrowings	3,478	3,180	261	37	—
Capital commitments(1)	2,915	2,265	650	—	—

Total	16,598	14,536	1,572	135	355

(1)
RUR 10 million out of RUR 2,915 million is not any longer our capital commitments since we ceased several contracts in 2007.

        Future interest payments relating to the above mentioned obligations and excluded from present value amounts were as follows at December 31, 2006:

		Payments due by period (RUR in millions)
Future interest payments relating to:	Total	Prior to December 31, 2007	Prior to December 31, 2009	Prior to December 31, 2011	After December 31, 2012
Contractual obligations	30	1	4	5	20
Constructive obligations	37	5	32	—	—
Pension Liability	58	3	15	20	20
Lease obligations	216	34	56	41	85
Vendor financing payable	215	136	79	—	—
Loans and borrowings	879	313	334	184	37

Total	1,435	492	530	250	162

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        We are governed by (i) our Board of Directors, (ii) our Management Board and (iii) other executive officers not serving on the Management Board. Members of the Board of Directors are responsible for our strategic development, while the Management Board is responsible for implementing such strategies and our overall management. There are no service contracts between us and members of our Board of Directors. There are no family relationships between any of the members of the Board of Directors and the Management Board members.

Board of Directors

        As of the date of this annual report, the Board of Directors consisted of the following persons:

Name	Year of Birth
Mikhail A. Alexeev	1954
Yevgeny A. Chechelnitsky	1973
Valery V. Degtyarev	1957
Anatoly A. Gavrilenko	1972
Alexander N. Kiselev(1)	1962
Sergey I. Kuznetsov	1953
Yevgeny I. Logovinsky	1972
Nikolai L. Mylnikov	1974
Elena P. Selvich	1968
Maxim Yu. Ysyganov	1972
Yekaterina O. Vasilyeva	1971

(1)
Chairman of our Board of Directors.

        Mikhail A. Alexeev has been a member of our Board of Directors since June 2007. He also serves as Chairman of the board of directors of OJSC Tetrasvyaz and a member of the board of directors of OJSC Far Eastern Telecommunications Company, CJSC Radiotel, CJSC BaltAvtoPoisk, OJSC CenterTelecom and OJSC North-West Telecom. From 2004 to 2005, he served as Aide to the Minister at the Ministry of Information Technologies and Communications of the Russian Federation. From 2000 to 2004, he served as Advisor to the Minister and Deputy Minister at the Ministry of

Communications and Informatization of the Russian Federation. Mr. Alexeev graduated from the Higher School of KGB (Committee for State Security) of the USSR in 1983 with a degree in Law.

        Yevgeny A. Chechelnitsky has been a member of our Board of Directors since June 2005. Since August 2006, he has served as Deputy General Director and since December 2006, as a member of the Management Board of OJSC Svyazinvest. He also serves as Chairman of the board of directors of OJSC Sibirtelecom, OJCS Dalsvyaz, and OJSC Uralsvyazinform, and as a member of the board of directors of NPF Telecom-Soyuz. From 2004 to August 2006, he served as Deputy Head of the Federal Service on Oversight in the Sector of Communications. From 2000 to 2004, he served as Deputy Head of the Department of Economic and Investment Policies of the Ministry of Information Technologies and Communications. Mr. Chechelnitsky graduated from the St. Petersburg State University of Economics and Finance in 1995 with a degree in Economics and Finance.

        Valery V. Degtyarev has been a member of our Board of Directors since June 2004. Since 2004, he has served as General Director at OJSC Tetrasvyaz. Mr. Degtyarev also serves on the board of directors of OJSC Professional Telecommunications, OJSC Dalsvyaz, OJSC Volgatelecom, OJSC CenterTelecom and CJSC Radiotel. From 2001 to 2004, he served as General Director of OJSC Professional Telecommunications. Mr. Degtyarev graduated from the Omsk Institute of Railway Transport with a degree in Engineering Science. In 2000, he graduated from the Department of Economics and National Economy Management of St. Petersburg University of Economics and Finance with a degree in Economics.

        Anatoly A. Gavrilenko has been a member of our Board of Directors since June 2007. Since 2004, he has served as General Director and member of the board of directors of CJSC Leader. From 1998 to 2004, he served as Director for Strategic Financial Planning at CJSC Alor-Invest. He also serves as member of the board of directors of OJSC Moscow Heating Network Company, OJSC Moscow United Electric Network Company, OJSC Utility Management Company, OJSC Unite Machinebuilding Factories, CJSC Gazprombank and OJSC VolgaTelecom. Mr. Gavrilenko graduated from the Moscow State University with qualifications of economist-mathematician and lawyer.

        Alexander N. Kiselev has been a member of our Board of Directors since June 2005. Since June 2006, Mr. Kiselev has served as the General Director and Chairman of the Management Board of Svyazinvest. From December 2004 to June 2006, he served as Undersecretary of the Ministry of Information Technologies and Communications of the Russian Federation. From 2000 to 2004, he served as Deputy and then as First Deputy Minister of Information Technologies and Communications. Mr. Kiselev also serves as chairman of the board of directors of OJSC CenterTelecom, OJSC North-West Telecom and NPF Telecom-Soyuz, and as a member of the board of directors of OJSC MGTS and OJSC Sibirtelecom. Mr. Kiselev graduated from the Eastern Studies Faculty of St. Petersburg State University.

        Sergey I. Kuznetsov has been a member of our Board of Directors since June 2005. In 2006, he served as Adviser to the General Director of Svyazinvest. From 2004 to December 2006, he served as First Deputy General Director of Svyazinvest. From November 2003 to 2004, he served as General Director and chairman of the management board of OJSC North-West Telecom. From 2001 to November 2003, he held the position of our General Director and Chairman of our Management Board. From 1998 to 2001, Mr. Kuznetsov served as General Director of CJSC PeterStar, and from 1995 to 1998, he was the General Director of OJSC Telecominvest. He also serves as chairman of the board of directors of OJSC Volgatelecom and as a member of the board of directors of OJSC CenterTelecom and OJSC Sibirtelecom. Mr. Kuznetsov graduated from North-West Polytechnic Institute and has studied business administration at Columbia University and Fuqua Business School at Duke University.

        Yevgeny I. Logovinsky has been a member of our Board of Directors since June 2007. From March to May 2006, he served as Deputy General Director and since May 2006 has been serving as Deputy

Chairman of the Management Board at OJSC SOGAZ. From 2004 to 2006, he served as Deputy General Director for Economics and Finance at CJSC Leader. From 2001 to 2004, he served as Manager in the audit section at CJSC PriceWaterhouseCoopers Audit. He also serves as a member of the board of directors of CJSC Leader, CJSC Energoinvest-ME and SK Neftepolis LLC. Mr. Logovinsky graduated from the Moscow State Management Academy in 1994 with a degree in Economics.

        Nikolai L. Mylnikov has been a member of our Board of Directors since June 2007. Since 2003, he has served as Director of the Legal Department at CIT Finance Investment Bank (OJSC). From 2004 to 2005, he served as General Director at OJSC Magistral Finance Leasing Company. He also serves as a member of the board of directors of OJSC CIT Finance Europe and NPF Promagrofund. Mr. Mylnikov graduated from St. Petersburg State University with a degree in Law.

        Elena P. Selvich has been a member of our Board of Directors since June 2006. Since December 2006, she has served as Executive Director—Director of Economic and Finance Department of Svyazinvest. From September 2005 to December 2006, she served as Director of the Finance Department of Svyazinvest. From 2003 to 2005, she served as Finance Director of CJSC Petersburg Transit Telecom and, from 1999 to 2003, as Deputy General Director on Economics and Finance of CJSC Best Ceramics. She also serves as a member of the board of directors of OJSC CenterTelecom, OJSC Southern Telecom Company and CJSC STARTCOM. Ms. Selvich graduated from St. Petersburg University of Economics and Finance in 1998 with a degree in Economics.

        Maxim Yu. Tsyganov has been a member of our Board of Directors since June 2007. Since 2006, he has served as General Director at LLC CIT Finance and, since 2004, as Managing Director at CIT Finance Investment Bank (OJSC). From 2002 to 2006, he served as General Director at CJSC LenRosInvest. He also serves as member of the board of directors of CIT Finance Investment Bank (OJSC), OJSC CenterTelecom and OJSC Magistral Finance Leasing Company. Mr. Tsyganov graduated from St. Petersburg State Economics and Finance Institute in 1994 with degree in Economics.

        Yekaterina O. Vasilyeva has been a member of our Board of Directors since June 2007. Since 2006, she has served as Director of the Corporate Finance Department at CIT Finance Investment Bank (OJSC). From 2004 to 2006, she served as Vice President of the Corporate Finance Department at CIT Finance Investment Bank (OJSC). From 2003 to 2004, she served as Senior Expert in the Corporate Finance Section at LINKS Finance LLC. From 2002 to 2003, she served as Senior Expert in the Corporate Finance Section at Gamma Group LLC. Ms. Vasilyeva graduated from the Dnepropetrovsk State University in 1995 with a degree in practical psychology.

        All of our directors were elected on June 14, 2007. Their term will expire on the date of our next annual shareholders' meeting, which will take place in June 2008. See "Item 8. Financial Information—B. Significant changes" for additional information.

Management Board

        As of the date of this annual report, our Management Board consisted of the following persons:

Name	Position	Year of Birth
Vladimir V. Terekhov(1)	Acting General Director, First Deputy General Director	1958
Andrei A. Gaiduk	First Deputy General Director—Finance Director	1973
Yevgeny V. Gerasimov	Deputy General Director—Director of the North-West Branch	1965
Vladimir K. Mironov	Deputy General Director	1956
Sergey L. Akopov	Director of Administrative Department	1953
Andrei Yu. Baklykov	Director of IT Department	1968
Dmitry M. Gurevich	Director of Project Management Department	1971
Roman A. Frolov	Chief Accountant	1976
Rodion S. Levochka	Director of Products and Marketing Department	1976
Olga N. Rumyantseva	Director of Sales and Customer Service Department	1973
Galina V. Rysakova	Director of Organizational Development and Human Resources Department	1967
Dmitry V. Sigalov	Director of Legal Affairs Department	1973

(1)
Acting Chairman of the Management Board.

        Vladimir V. Terekhov has served as our Acting General Director since November 5, 2007, and as our First Deputy General Director since November 2003. He also serves on the board of directors of CJSC Rustel, CJSC GlobalTel and OJSC RTComm.RU. From April 2002 to November 2003, Mr. Terekhov served as our Deputy General Director—Technical Director. From 1994 through 2002, he worked as engineer and later occupied executive positions at CJSC PeterStar and CJSC Petersburg Transit Telecom. Mr. Terekhov graduated from the Kiev Higher Military Engineering Communications School with a degree in Radiocommunications.

        Andrei A. Gaiduk has served as our First Deputy General Director—Finance Director since July 2006. From July 2004 to July 2006, he served as our Deputy General Director—Finance Director. Prior to joining us, Mr. Gaiduk held the position of Chairman of the Management Board of the Russian Industrial Bank since September 2002. From 1998 to 2002, he held several executive positions in the banking industry. He also serves as a member of the board of directors of CJSC GlobalTel, OJSC RTComm.RU, OJSC MMTS-9, CJSC MTs NTT, CJSC Zebra Telecom and CJSC Globus Telecom. Mr. Gaiduk graduated from St. Petersburg University of Economics and Finance in 1995 with a degree in Finance.

        Eugeny V. Gerasimov has served as our Deputy General Director—Director of North-West Branch since October 2001. Since 1991, he has held several positions at the North-West Branch, including Engineer, Chief Engineer, Deputy Head of the Production Department and First Deputy Head of the Territorial Unit No. 4. Mr. Gerasimov graduated from the Professor Bonch-Bruevich Leningrad Electrotechnical Institute of Communications in 1987 with a degree in Radiocommunications and Broadcasting.

        Vladimir K. Mironov has served as our Deputy General Director since March 2002. In 2001 to 2002, he served as the director for working conditions and security at CJSC PeterStar. Mr. Mironov graduated from the Leningrad Institute of Railway Engineers in 1978 with a degree in Railway Electrification.

        Sergey L. Akopov has served as Director of our Administrative Department since February 2003. From April 2001, Mr. Akopov held the positions of manager, deputy administrative director and administrative director at CJSC Petersburg Transit Telecom. He joined CJSC PeterStar in 2000. From

1977 to 1998, Mr. Akopov served as a radio operator, and then as an economic manager, at the Baltic Shipping Company in St. Petersburg. Mr. Akopov graduated from the Leningrad Maritime School of the Ministry of Sea Fleet in 1977 with a radio technician degree.

        Andrei Yu. Baklykov has served as Director of our IT Department since August 2005. Previously, he worked as Deputy Director of our IT Department from 2003 to 2005, and as Head of Information Systems Development Department at CJSC Trans TeleCom in 2002. Mr. Baklykov graduated from the Kiev Higher School of Radio Engineering with a degree in Radio Aids.

        Dmitry M. Gurevich has served our Director of Project Management Department since May 2003. Prior to joining us, Mr. Gurevich worked at joint venture enterprise AT&T St. Petersburg and the St. Petersburg branch of CJSC Lucent Technologies. Mr. Gurevich graduated with honors from Professor Bonch-Bruevich Leningrad Electrotechnical Institute of Communications in 1993 with a degree in Radio-engineering. He received an MBA from the St. Petersburg International Institute of Management in 1997 and a Masters Certificate in project management from the George Washington University School of Business and Public Management in the United States.

        Roman A. Frolov has served as our Chief Accountant since February 2006. Since 2002, he has held several senior positions at Rostelecom, including Tax Manager, Head of the Tax Department and Deputy Chief Accountant before being appointed Chief Accountant. Prior to joining us, he worked as an accountant at KPMG. Mr. Frolov graduated from the Plekhanov Russian Academy of Economics in 1997 with a degree in Finance and Credit.

        Rodion S. Levochka has served as our Director of Products and Marketing Department since March 2007. From 2006 to 2007, he served as Deputy General Director for Business Development at CJSC Sinterra; from 2004 to 2006, he served as Deputy Director for Development at OJSC Telecominvest; from 2001 to 2004, he served as manager for marketing and business development at CJSC TeliaSonera International Carrier Russia. Mr. Levochka graduated from the Moscow Power Engineering Insitute (Technical University) in 2000 with a degree in Computing Machinery.

        Olga N. Rumyantseva has served as our Director of Sales and Customer Service Department since July 2006. From 2004 to 2006, she served as our Deputy Commercial Director and then Commercial Director. From 2002 to 2004, she worked as Sales Director at Sovintel LLC. Ms. Rumyantseva graduated from Stankin Moscow State Technology University in 1996 with a degree in Computer-Aided Design Systems.

        Galina V. Rysakova has served as Director of our Organizational Development and Human Resources Department since September 2003. Ms. Rysakova joined us as the Head of the Human Resources Department in December 2001. From 1989 to 2001, Ms. Rysakova worked at OJSC International Airport Sheremetyevo, where she consecutively served as a senior engineer, head of a division within the Human Resources Department and Head of the Human Resources Department. She also serves as a member of the board of directors of CJSC IC Costars. Ms. Rysakova graduated from the law faculty of Moscow State University in 1999.

        Dmitry V. Sigalov has served as Director of our Legal Affairs Department since July 2006. From 2002 to 2006, he served as Advisor to our General Director for Legal Affairs and then as our Deputy General Director for Legal Affairs. Mr. Sigalov graduated from St. Petersburg State University in 1990 with a degree in Law.

        See "Item 8. Financial Information—B. Significant Changes" for additional information.

B.    Compensation

        The members of our Board of Directors and Management Board were paid a total of RUR 149 million by us for all services performed by them during the fiscal year ended December 31, 2006. This amount includes the annual salaries of the members of the Management Board, as well as other compensation paid in accordance with the internal regulations of the Board of Directors and the Management Board. This amount also includes conditional and deferred salaries and compensations accrued for the year 2006, even if such salaries and compensations are payable at a later date.

        Our directors do not receive salaries, bonuses or other payments from us unless they are also Management Board members. However, we pay fees to our directors in accordance with our internal Regulations on the Board of Directors.

        Currently, we do not have a bonus or profit-sharing plan with respect to members of our Board of Directors or the Management Board, nor do we have an employee stock option program. See "Item 6. Directors, Senior Management and Employees—D. Employees" for additional information on remuneration and pension benefits provided by us.

        In accordance with the regulations of the FSFM, we are required to disclose information regarding the aggregate compensation of our directors and Management Board members. Such information is included in quarterly reports submitted by us to the FSFM and is available to shareholders and to the general public on our website.

C.    Board Practices

Board of Directors

        In accordance with our charter, our Board of Directors, which consists of 11 members, is elected by cumulative voting at the shareholders' meeting and remains in office until the next annual shareholders' meeting (or extraordinary shareholders' meeting if one is called for purposes of voting for Board membership). Directors may serve on the Board an unlimited number of times. The Board of Directors is responsible for our overall management, except matters reserved for the shareholders. See "Item 10. Additional Information—B. Description of Charter Capital and Certain Requirements of Russian Legislation—General Shareholders' Meeting" for further information regarding the competence of the shareholders' meetings. The members of our Board of Directors do not serve pursuant to a contract.

        Pursuant to our charter, meetings of the Board of Directors must be held at least quarterly. During 2006, our Board of Directors held 16 meetings (including through in-person meetings and absentee voting).

Management Board

        The Management Board is our collective executive body and, under the direction of the Chairman of the Management Board, is responsible for our day-to-day management. The composition of the Management Board is determined by the Board of Directors based on the recommendations of the General Director. The General Director or, in his absence, another person acting as General Director, serves as Chairman of the Management Board. The Management Board members are elected by the Board of Directors for a term of one year, and may be re-elected an unlimited number of times. Members of the Management Board serve pursuant to contracts executed on our behalf by the General Director.

        Members of the Management Board are supervised by the Board of Directors and report to the Board of Directors. The Management Board, in particular, is responsible for the preliminary discussion of issues to be resolved at a shareholders' meeting and preparation of agenda items for the Board of Directors.

        The meetings of the Management Board may be held as often as necessary but not less frequently than once a month. During 2006, the Management Board held 19 meetings.

        The decisions of the Management Board are adopted by a simple majority of votes. Pursuant to our Regulations on the Management Board, it may adopt decisions if a quorum of at least half of the appointed members is present at the meeting. In the event of a split vote, the Chairman of the Management Board has the decisive vote. No member of the Management Board can be a member of a board of directors, a member of a management board or a general director of another company without the consent of the Board of Directors.

General Director

        The General Director is appointed by our Board of Directors by a majority vote of the members of the Board of Directors participating in the meeting for a term of no more than five years and may be reelected an unlimited number of times. The rights and duties, term in office, liability and compensation of the General Director are set forth in an agreement between the General Director and us executed on our behalf by the Chairman of the Board of Directors or a person authorized by the Board of Directors. The Board of Directors may at any time terminate the powers of the General Director.

Board Committees

  Audit Committee

        The Audit Committee of the Board of Directors was established in December 2004 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of three independent directors, Valery V. Degtyarev, Yevgeny I. Logovinsky (Audit Committee financial expert) and Yekaterina O. Vasilyeva, and one non-independent, non-executive director, Elena P. Selvich, who has "observer" status without the power to vote on Audit Committee decisions.

        The goals and objectives of the Audit Committee, as set forth in its charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

  •
  the qualifications and independence of our independent auditor;

  •
  the performance of our internal audit function and the independent auditor;

  •
  the quality and integrity of our financial statements; and

  •
  our compliance with legal and regulatory requirement.

  Nomination and Remuneration Committee

        The Nomination and Remuneration Committee of the Board of Directors was established in September 2003 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of three independent directors: Mikhail A. Alexeev, Valery V. Degtyarev, and Nikolai L. Mylnikov.

        The goals and objectives of the Nomination and Remuneration Committee, as set forth in its charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

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

  Strategic Planning Committee

        The Strategic Planning Committee of the Board of Directors was established in September 2003 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of six members: Yevgeny A. Chechelnitsky, Andrei A. Gaiduk, Anatoly A. Gavrilenko, Sergey I. Kuznetsov, Elena P. Selvich and Yekaterina O. Vasilyeva.

        The goals and objectives of the Strategic Planning Committee, as set forth in its charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

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

Company Committees

        Our Management Board currently has the following committees:

Tariff Committee

        The main purpose of the Tariff Committee is to enhance our effectiveness in making tariff policy decisions required for the implementation of our business plans, strategies and development programs. The main functions of the Committee include maintaining a flexible tariff policy aimed at realizing our marketing plan, organizing and optimizing sales promotions and preparing proposals for our Management Board on the foregoing matters.

Budget and Investment Committee

        The main purpose of the Budget and Investment Committee is to enhance our effectiveness in making budget and investment decisions required for the implementation of our business plans, strategies and development programs, and our financial, business and tariff policies. The main functions of the Committee include maintaining a correlation and consistency between the budgeting and investment processes, control over compliance with those processes and preparation of proposals for our Management Board on the foregoing matters.

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

Internal Control Committee

        The main purpose of the Internal Control Committee is the implementation and maintenance of effective internal controls over financial reporting. In addition, the Internal Control Committee is responsible for the improvement of risk management procedures and providing assistance to the Management Board with respect to these issues. The primary functions of the Internal Control Committee include developing, implementing and improving our internal controls over financial reporting to ensure effective controls by management, as well as providing assessments of internal controls to our management and independent auditor.

Audit Commission

        The Audit Commission verifies the accuracy of our financial reporting under Russian law, generally supervises our financial activity and performs certain internal control functions. Pursuant to our charter, the Audit Commission is elected by the annual shareholders' meeting (or, as applicable, an extraordinary shareholders' meeting) for a term expiring on the date of the next annual shareholders' meeting. Any shareholder or any other person nominated by shareholders may be a member of the Audit Commission provided that a member of the Audit Commission may not simultaneously be the General Director, a member of the Board of Directors, a member of the Management Board or a member of the Liquidation Commission. The Audit Commission elects its Chairman and Secretary. For the year ended December 31, 2006, we paid members of our Audit Commission a total of RUR 8,478,665.57.

        Our current Audit Commission was elected on June 16, 2007, and is comprised of the following members: Natalia Yu. Belyakova, Kirill V. Frolov, Olga G. Koroleva, Gennady I. Kovalenko and Yekaterina S. Yerofteeva.

        Natalia Yu. Belyakova.    Ms. Belyakova has served as an Audit Commission member since June 16, 2007. Since 2006, she has served as the Deputy Director of the Economy and Finance Department of Svyazinvest. Ms. Belyakova graduated from St. Petersburg Forestry Academy with qualifications of a process engineer and in 2000 obtained an economist qualification at the Economics and Finance Institute.

        Kirill V. Frolov.    Mr. Frolov has served as an Audit Commission member since June 16, 2007. Since 2006, he has served as Head of the Internal Audit Department of Svyazinvest. Mr. Frolov graduated from the Plekhanov Russian Economics Academy where he specialized in accounting and audit. In 2005, he graduated from the Moscow International Higher Business School Mirbis specializing in finance and credit.

        Olga G. Koroleva.    Ms. Koroleva has served as an Audit Commission member since June 24, 2006. Since 2005, she has served as Chief Accountant of Svyazinvest. Ms. Koroleva graduated from Tomsk State University with a diploma in Economics, and she also holds a Ph.D. in Economics.

        Gennady I. Kovalenko.    Mr. Kovalenko has served as an Audit Commission member since June 16, 2007. Since 2006, he has served as an advisor to Svyazinvest under a fixed-term employment contract. From 2003 to 2006, he served as Head of the Section for Relations with Dependent Companies of Svyazinvest. Mr. Kovalenko graduated from the Higher Polytechnics College of the USSR Ministry of Interior (Leningrad) where he specialized in law.

        Yekaterina S. Yerofteeva.    Ms. Yerofteeva has served as an Audit Commission member since June 16, 2007. Since 2001, she has served as Deputy Director of the Strategic Development Department and since October 2007, as Managing Director—Director of Strategic Development Department of Svyazinvest. Ms. Yerofteeva graduated from Moscow Technical University of Communications and IT where she specialized in economy and management in the communications sector.

        The Audit Commission reviews our financial and business operations and, in particular: audits our financial and business documents; reviews the legal impact of agreements executed on our behalf, transactions and settlements with counterparties; analyzes the accounting statements and statistical records for compliance with applicable regulations; checks whether payments to suppliers of goods and services, payments to the budget, calculation and payments of dividends and redemption of other obligations are made accurately and in due course; audits our balance sheets and our profit and loss statements; reports to the tax inspectorate and governmental authorities regarding accuracy and performs other functions related to financial issues. In the performance of its duties, the Audit Commission has the right to request, and officers of our governing bodies must provide, documents on our financial and business operation, including confidential documents.

        Upon completion of the financial review, the Audit Commission issues a report which confirms that the data contained in our financial statements prepared in accordance with RAS is true and correct and provides information on whether there were any violations of the legislation of the Russian Federation with respect to preparing the financial statements. All documents of the Audit Commission (acts, opinions, instructions, etc.) must be executed by all members of the Audit Commission.

        Members of the Audit Commission are jointly and severally liable to us for the accuracy and reliability of each audit when they execute the acts, opinions or other documents on the basis of the performed audit.

Corporate Governance Developments

        We have undertaken to enhance our corporate governance standards by creating a number of committees under the control of our Board of Directors and our Management Board and

preparing a Corporate Governance Code, a Code of Ethics, a Dividend Policy, an Insider Trading Policy and an Information Disclosure Policy, each of which has been approved by our Board of Directors. All of these documents are available in English on our corporate website (http://www.rt.ru/en/icenter/administration/standard/).

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

        See "Item 16B. Code of Ethics" for a description of our Code of Ethics.

        We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://www.rt.ru/en/centr-invest/corporate/corp_doc/).

D.    Employees

        As of December 31, 2006, we employed 23,233 full-time employees (compared to 27,016 in 2003, 25,285 in 2004 and 23,634 in 2005).

        As of December 31, 2006, we employed 15,428 specialists with a higher and secondary education. Of our total employees, 35.3% were aged below 40, 29.8% were aged 40 to 50 and 34.9% were aged over 50. The average monthly salary in 2006 was RUR 18,257, a 7.4% increase as compared to the average monthly salary in 2005.

        As of December 31, 2006, the breakdown of employees according to our branches (or geographic location) was as follows:

Branch	Employees as of December 31, 2006
Central Branch (including Moscow branches)	9,586
North-West Branch	2,441
Volga Branch	2,380
Southern Branch	1,631
Ural Branch	1,545
Siberian Branch	3,104
Far East Branch	2,546

        As of the date of this annual report, we had no overdue wage payments to our employees and our management believes that we are in compliance with all applicable labor laws. We have not experienced any significant work stoppages since our formation and our management believes that we have good relations with our employees.

        In 2006, approximately 6,000 of our employees were trained at foreign schools operated by manufacturers, at our educational centers or through training courses and seminars conducted by various colleges and universities in Russia. Ten managers at our regional branches completed Master of Business Administration programs at the Moscow Technical University of Communications and Information Technologies, and a number of our top managers participated in a training program provided by Deutsche Telecom.

        Our continuing education and personnel development plans for our employees, as well as promotion and compensation considerations, are made annually based on year end results.

        Approximately 50.5% of our employees are members of the Telecommunications Union of Russia. In accordance with a uniform collective bargaining agreement between us and the Central Committee of the Telecommunications Union of Russia, valid through 2008, all of our employees are guaranteed a minimum level of salaries and benefits, as well as acceptable working conditions.

        Prior to January 1, 1997, we did not have pension liabilities other than those payable under Russian law to the Russian government to provide funds for pension plans administered by the state. On January 1, 1997, we adopted an additional non-state pension program for our employees, and, as described below, we currently have three non-state employee pension programs in effect. The programs are administered pursuant to an agreement with NPF Telecom-Soyuz (the assignee of Rostelecom-Garantiya, which serviced this program before 2003), a non-governmental pension fund. As of December 31, 2006, approximately 8,000 of our former employees received non-state pensions, and approximately 8,700 of our current employees participate in the non-governmental pension funds.

        The first plan is a joint participation program that involves a fixed amount of contributions by us and a participating employee. Pension payments by us amount to RUR 100 per month for each participating employee provided that such employee's monthly contribution is at least RUR 100. The pension is then disbursed to the participating employee upon his/her retirement, though an employee has the right to withdraw from the plan earlier and receive only the funds contributed by him/her. The right to participate in the program is available to full-time employees. As of December 31, 2006, 8,700 of our employees participated in this program.

        The other two programs involve pension benefits to our employees which are accounted for as defined benefit plans.

  •
  Base pension program. The current amount of the base pension is RUR 1,000 per month.

  •
  Pensions to our managing employees. The amount of the pension under this program varies, depending on the manager's position, from RUR 2,000 to RUR 30,000 per month.

        For additional information, see Notes 24 and 33 to our consolidated financial statements.

        Since 1995, we have provided medical insurance for employees and members of their families and accident insurance for all employees. We also contribute to the government social and medical insurance funds and pension fund.

E.    Share Ownership

        As of the date of this annual report, no member of our Board of Directors and Management Board owned our ordinary and/or preferred shares.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The only voting securities presently outstanding are our ordinary shares with a nominal value of RUR 0.0025 per share. The following table sets forth, as of December 1, 2007, information with respect to the ownership of the outstanding ordinary shares by each person or entity that owns 5% or more of our ordinary shares.

Person or Group	Number of Ordinary Shares Owned	%
Svyazinvest	369,224,907	50.67
National Depositary Center, a non-commercial partnership, as a nominee holder	246,232,298	33.79
ING Bank (Eurasia) /ING DEPOSITARY ING Barings, as a nominee holder	54,482,296	7.48
Depository Clearing Company, a closed joint stock company, as a nominee holder	45,597,146	6.26
Other holders in total	13,159,673	1.81

        Our ADSs, each representing six ordinary shares, are publicly traded on the New York Stock Exchange under the symbol "ROS." Each ADS is evidenced by an ADR. JPMorgan Chase Bank, N.A. serves as the depositary for the sponsored ADR program, with ING Bank (Eurasia) serving as the custodian. As of December 1, 2007, 8,666,680 ADSs were outstanding, representing 7.1% of our outstanding ordinary shares.

        As of the date of this annual report, we had a total of 728,696,320 ordinary shares issued and outstanding. As of April 27, 2007, the register of shareholders included 29 shareholders registered in the United States. They held 40,781,860 of our ordinary shares (5.6% of all ordinary shares) and 6,487,252 preferred shares (2.6% of all our preferred shares). Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial U.S. holders nor of the place of residence of such beneficial holders. Svyazinvest is our biggest shareholder, holding 50.67% of our ordinary shares. The Russian government owns a controlling stake of 75% minus one share of Svyazinvest.

        The Russian government has exercised, and is likely to continue to exercise, significant influence over our operation, and the increased involvement of the government in our management and operations remains a possibility. Prior to April 1997, the Russian government directly owned 38% of our charter capital (i.e., ordinary and preferred shares), representing 50.67% of our voting shares. On July 27, 1997, the government transferred its ownership interest in us to Svyazinvest, the holding company established by the Ministry of Communications of the Russian Federation to consolidate the government's majority interests in various telecommunications companies throughout Russia. On the same date, the Russian government also sold 25% plus one share of Svyazinvest at auction for approximately U.S.$1.87 billion to private investors. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Control of us by Svyazinvest and the Government of the Russian Federation" for a description of certain risks relating to our ownership structure and the potential change in control that would occur upon the government's sale of its stake in Svyazinvest.

        In addition to its indirect ownership stake in us, the Russian government also has general authority to regulate tariffs and regulates domestic long-distance tariffs. The government also regulates the licensing of telecommunications services in Russia. In addition, the government is one of our significant customers, and any decrease in the government's utilization of our network or in the tariffs charged for such utilization could have a material adverse effect on our results of operations.

        As a statutory matter, all ordinary shares have equal rights, including voting rights.

        Other than in connection with the planned privatization of Svyazinvest, we are currently not aware of any existing arrangements that may cause a change of control over us.

B.    Related Party Transactions

        As previously noted, we are controlled by Svyazinvest, which holds 50.67% of our voting shares, and representatives of Svyazinvest comprise a majority of our Board of Directors. The government of the Russian Federation, in turn, holds 75% less one share of the voting capital of Svyazinvest and, therefore, ultimately controls us.

        We engage in various related party transactions, including with other companies controlled by Svyazinvest, such as the Interconnection Agreements, SPAs and Agency Agreements described in "Item 10. Additional Information—C. Material Contracts—Agreements regarding the new system of interaction between Russian operators and subscribers." We also provide services and engage in other transactions with governmental entities or entities controlled by the government, as well with certain of our investees. For more information about related party transactions, please refer to Note 27 to our consolidated financial statements. See also "Item 15. Controls and Procedures" for a description of certain material weaknesses in our internal control over financial reporting, which included our failure to provide complete disclosure with respect to our related party transactions.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

        For information with regard to financial statements, see "Item 18. Financial Statements" and our consolidated financial statements included elsewhere in this annual report.

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

  •
  On June 16, 2006, we filed an application to the Arbitrazh Court of the city of Moscow to declare invalid a tax assessment by the tax authorities for additional taxes and fines in the amount of RUR 3.5 million payable by us (Rostelecom vs. Russian Federal Tax Service). On March 4, 2007, the court ruled in our favor, decreasing the tax assessment to RUR 1.3 million. The tax authorities appealed this decision, and on September 24, 2007, the appellate court reduced the tax assessment by RUR 1.1 million to RUR 0.13 million.

  •
  On August 25, 2006, the tax authorities filed a claim with the Arbitrazh Court of the city of Moscow seeking penalties from us in the amount of RUR 433 million in connection with the preceding court case. At a preliminary court hearing, the proceedings were suspended at the request of both parties pending the court decision on re-opening of the case.

  •
  On September 7, 2006, we filed an application to the Arbitrazh Court of the city of Moscow to declare invalid the letter dated July 31, 2006 we received from the tax authorities stating their refusal to reimburse overpaid taxes, and to compel the tax authorities to reimburse overpaid amounts in the amount of RUR 399 million. Under the decision of the Arbitrazh Court of the city of Moscow dated December 27, 2006, the proceedings were suspended pending the court decision in respect of (Rostelecom vs. Russian Federal Tax Service.) The court hearing was scheduled for January 14, 2008.

  •
  On August 3, 2007, we filed an application to the Arbitrazh Court of the city of Moscow to (i) invalidate a set-off made by the tax authorities of overpaid property tax against a claimed tax deficiency in the amount of RUR 19 million and (ii) to require the tax authorities to set off this overpaid property tax against our current profit tax liability in the amount of RUR 82.3 million. The court hearing was scheduled for December 19, 2007.

  •
  On November 1, 2007, we filed a claim against OJSC First Channel seeking payment of principal debt in the amount of RUR 26 million and a fine in the amount of RUR 2 million (totaling RUR 28 million) for telecommunications services provided by us from May to June 2007 pursuant to the agreement No. UPIOK-3/24to/764 dated January 1, 2003. The court hearing was scheduled for January 17, 2008.

  •
  On November 11, 2007, we filed an application to the Arbitrazh Court of the city of Moscow to (i) invalidate a set-off by the tax authorities of overpaid property tax against a claimed tax deficiency in the amount of RUR 19 million, and (ii) to reimburse overpaid taxes in the amount of RUR 63 million and corresponding penalties in the amount of RUR 0.8 million. The court hearing was scheduled for December 24, 2007.

        As of the date of this annual report, there have been no court proceedings involving a member of our Board of Directors or Management Board, or one of our affiliates acting as an opposing party to us or our subsidiaries.

8.A.8 Policy on Dividend Distribution

        The Joint Stock Companies Law provides that dividends on ordinary shares may be paid on a quarterly basis. Our charter provides that dividends may be paid on an annual basis (although the relevant provisions of the Joint Stock Companies Law prevail). Annual dividends are proposed by our Board of Directors, based on our year-end statutory accounting reports prepared in accordance with RAS and are approved by the annual shareholders' meeting, which is usually convened by the Board of Directors during the second quarter of each year. The right to receive dividends is attributable only to shareholders included in the register of shareholders as of the record date, which was April 27, 2007, for dividends in respect of 2006.

        Under Russian law, dividends payable to shareholders may not exceed the amount proposed by the Board of Directors. The decision on payment of dividends, as well as the amount and form of the dividend payable, is adopted by the shareholders' meeting.

        Dividends payable on preferred shares are fixed by our charter in the amount of 10% of our net profits, based on our year-end statutory accounting reports, divided by the total number of preferred shares. We may not pay dividends on ordinary shares unless dividends on preferred shares are paid in full. Furthermore, in the event the amount of dividends paid per ordinary share exceeds dividends payable per preferred share, the shareholders' meeting should increase the amount of dividends per preferred share up to the amount of dividends per ordinary share.

        Our Dividend Policy is available in English on our corporate website at http://www.rt.ru/en/centr-invest/shar-services/dividends/. See also "Item 10. Additional Information—B. Description of Charter Capital and Certain Requirements of Russian Legislation" for a further description of our ordinary and preferred shares and the payment of dividends thereon.

B. Significant Changes

        The following significant changes have occurred relating to our investments in subsidiaries and associates since December 31, 2006, as well as to our share registrar and management team:

  Acquisition

        In March 2007, we acquired through Westelcom, our wholly-owned subsidiary, a 25.99% stake in OJSC InfoTeX Taganrog Telecom from LLC InfoTeX Telecom for a total cash payment of approximately RUR 24 million. As a result, we currently own indirectly a 99.99% stake in OJSC InfoTeX Taganrog Telecom.

  Changes in Board Composition

        As of December 31, 2006, our Board of Directors comprised:

  1.
  Vladimir Bobin, Deputy General Director of CIT Finance Investment Bank;

  2.
  Yevgeny A. Chechelnitsky, Deputy Head of the Federal Communications Control Service;

  3.
  Valery V. Degtyarev, General Director of Professional Telecommunications;

  4.
  Alexander N. Kiselev, General Director of Svyazinvest, Chairman of the Board of Directors;

  5.
  Sergei I. Kuznetsov, First Deputy General Director of Svyazinvest;

  6.
  Stanislav N. Panchenko, Deputy General Director of Svyazinvest;

  7.
  Irina M. Ragozina, Director of Corporate Governance Department of Svyazinvest;

  8.
  Elena P. Selvich, Director of Finance Department of Svyazinvest;

  9.
  Natalia A. Terentyeva, Head of Internal Audit of CTC-Media, Inc., Moscow office;

  10.
  Valery N. Yashin, representative of Svyazinvest; and

  11.
  Dmitry Ye. Yerokhin, General Director of Rostelecom.

        On June 16, 2007, Vladimir Bobin, Stanislav Panchenko, Irina Ragozina, Natalia Terentyeva, Valery Yashin, and Dmitry Yerokhin ceased to be members of our Board of Directors, and the following individuals were elected to our Board of Directors:

  1.
  Mikhail A. Alexeev, Representative of Svyazinvest;

  2.
  Anatoly A. Gavrilenko, General Director of Asset Management Company Leader;

  3.
  Yevgeny I. Logovinsky, Deputy Chairman of the Management Board of SOGAZ Insurance Group;

  4.
  Nikolai L. Mylnikov, Director of Legal Department of CIT Finance Investment Bank;

  5.
  Maxim Yu. Tsyganov, Moscow office Managing Director of CIT Finance Investment Bank; and

  6.
  Yekaterina O. Vasilyeva, Director of Corporate Finance Department of CIT Finance Investment Bank.

  Changes to Management

        As of December 31, 2006, our Management Board comprised:

  1.
  Sergei L. Akopov, Director of Administrative Department of Rostelecom;

  2.
  Roman A. Frolov, Chief Accountant of Rostelecom;

  3.
  Andrei A. Gaiduk, First Deputy General Director—Finance Director of Rostelecom;

  4.
  Yevgeny V. Gerasimov, Deputy General Director—Director of North-Western Branch of Rostelecom;

  5.
  Dmitry M. Gurevich, Director of Project Management Department of Rostelecom;

  6.
  Alexander I. Isaev, Deputy General Director—Director of MMT Branch of Rostelecom;

  7.
  Anton Yu. Klimenko, Director of Public and Investor Relations of Rostelecom;

  8.
  Vladimir K. Mironov, Deputy General Director of Rostelecom;

  9.
  Galina V. Rysakova, Director of Department of Organizational Development and Human Resources of Rostelecom;

  10.
  Vladimir V. Terekhov, First Deputy General Director of Rostelecom; and

  11.
  Dmitry Ye. Yerokhin, General Director, Chairman of the Management Board of Rostelecom.

        In March 2007, Alexander I. Isaev ceased to be Deputy General Director—Director of MMT Branch and a member of our Management Board.

        On June 30, 2007, Anton Klimenko ceased to be a member of our Management Board.

        On July 1, 2007, Andrei Yu. Baklykov, Director of the IT Department; Rodion S. Levochka, Director of the Products and Marketing Department; Olga N. Rumyantseva, Director of the Sales and Customer Service Department; and Dmitry V. Sigalov, Director of the Legal Affairs Department became members of our Management Board.

        On November 4, 2007, Dmitry Ye. Yerokhin's term as our General Director and Chairman of the Management Board expired.

        On November 5, 2007, Vladimir V. Terekhov became our Acting General Director.

        See Note 32 to our consolidated financial statements for additional information.

Item 9.    The Offer and Listing

A.    Listing Details

        The table below shows the high and low prices and the daily average trading volumes of turnover in U.S. dollars of our ordinary shares on the RTS for the periods set forth.

	Period	Highest price	Lowest price	Average volume
2002	Annual	1.67	0.93	511,852
2003	Annual	2.24	1.12	414,710
2004	Annual	2.66	1.66	721,557
2005	Annual	3.28	1.70	982,648
2006	Annual	7.68	2.25	691,085
2005	Quarter 1	2.26	1.70	1,268,220
	Quarter 2	2.34	1.97	678,093
	Quarter 3	2.66	2.01	1,339,645
	Quarter 4	3.28	2.02	778,057
2006	Quarter 1	3.78	2.25	1,475,721
	Quarter 2	4.75	2.93	673,298
	Quarter 3	5.15	4.58	165,305
	Quarter 4	7.68	4.90	533,111
2007	Quarter 1	8.80	7.15	378,773
	Quarter 2	9.90	8.45	322,624
	Quarter 3	10.52	9.24	256,249
	January	7.91	7.15	663,483
	February	8.30	7.75	403,479
	March	8.80	7.65	271,776
	April	9.90	8.45	422,503
	May	9.35	8.65	322,244
	June	9.55	8.75	218,149
	July	9.90	9.35	381,218
	August	9.90	9.24	97,846
	September	10.52	9.85	300,947
	October	10.70	9.75	215,359
	November	10.80	9.60	1,135,577
	December (through December 14)	12.20	10.73	438,186

        The table below shows the high and low prices and the daily average trading volumes of turnover in U.S. dollars of our ordinary shares on the MICEX for the periods set forth.

	Period	Highest price	Lowest price	Average volume
2002	Annual	1.68	0.91	4,565,243
2003	Annual	2.24	1.11	11,889,805
2004	Annual	2.67	1.65	17,495,025
2005	Annual	2.67	1.69	24,309,120
2006	Annual	7.80	2.22	34,481,511
2005	Quarter 1	2.26	1.69	26,236,063
	Quarter 2	2.35	1.96	19,541,979
	Quarter 3	2.67	1.98	31,773,173
	Quarter 4	2.62	2.02	21,109,928
2006	Quarter 1	3.85	2.22	67,869,061
	Quarter 2	4.84	2.89	43,246,573
	Quarter 3	5.25	4.33	14,535,709
	Quarter 4	7.80	4.73	16,512,026
2007	Quarter 1	8.88	7.01	15,566,262
	Quarter 2	10.06	8.34	15,798,544
	Quarter 3	10.55	9.22	21,011,411
	January	7.91	7.01	17,954,383
	February	8.56	7.59	15,230,664
	March	8.85	7.65	13,936,658
	April	10.06	8.38	18,969,578
	May	9.46	8.34	16,831,709
	June	9.63	8.67	11,384,137
	July	9.98	9.22	18,263,579
	August	9.96	9.25	21,054,304
	September	10.55	9.77	23,984,798
	October	11.11	9.64	19,398,614
	November	10.83	9.38	16,818,678
	December (through December 14)	12.25	10.65	24,086,384

        The table below shows the high and low prices and the daily average trading volumes in U.S. dollars of our ADSs on the New York Stock Exchange for the periods set forth.

	Period	Highest price	Lowest price	Average volume
2002	Annual	9.89	5.33	80,132
2003	Annual	13.2	6.59	636,255
2004	Annual	15.92	9.96	992,933
2005	Annual	16.10	10.10	1,092,059
2006	Annual	46.45	13.37	2,800,105
2005	Quarter 1	13.30	10.10	1,753,980
	Quarter 2	14.06	11.71	470,711
	Quarter 3	16.10	12.00	1,044,492
	Quarter 4	15.80	11.95	1,077,618
2006	Quarter 1	22.70	13.37	2,358,828
	Quarter 2	29.24	17.52	3,309,245
	Quarter 3	31.92	27.42	2,203,481
	Quarter 4	46.45	29.20	2,981,384
2007	Quarter 1	53.40	42.55	4,734,292
	Quarter 2	59.99	50.16	2,324,039
	Quarter 3	63.47	55.50	2,396,664
	January	53.00	42.55	5,238,956
	February	50.40	46.05	3,713,747
	March	53.40	45.95	5,134,456
	April	59.99	51.00	2,599,628
	May	56.90	50.16	2,287,828
	June	57.67	52.65	2,099,508
	July	60.33	56.00	1,815,591
	August	60.50	55.50	2,721,274
	September	63.47	59.00	2,645,953
	October	65.05	58.00	4,898,873
	November	65.35	57.50	4,397,148
	December (through December 14)	71.55	65.00	6,696,843

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

        In 2002, the Russian system for the registration of legal entities was significantly changed. Federal Law No. 129-FZ on the State Registration of Legal Entities and Individual Entrepreneurs dated August 8, 2001, or the Registration Law, which entered into force on July 1, 2002, required legal entities to be registered by a registration agency authorized by the government of Russia and information concerning the establishment, reorganization and liquidation of legal entities to be entered in the state register. The Registration Law also required legal entities established prior to July 1, 2002 to furnish, by the end of 2002, information specified in the Registration Law. Under Resolution No. 319 dated May 17, 2002, the government of Russia determined that the Ministry of Taxes and Collections would be the state authority to register legal entities. In compliance with the Registration Law, on September 9, 2002, we obtained a Ministry of Taxes and Collections Certificate Series 77 No. 004891969 on registration in the Unified State Register of Legal Entities, and we were allocated state registration number 1027700198767.

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

        As required by the Joint Stock Companies Law and our charter, all of our ordinary shares have the same nominal value and grant to their holders identical rights. Such rights generally distinguish them from the holders of preferred shares. Holders of our ordinary shares, except for treasury shares, have the right to:

  •
  participate in shareholders' meetings and vote on all issues of the shareholders' competence, save for the limitations on voting on certain matters provided by the Joint Stock Companies Law;

  •
  freely transfer the shares without the consent of other shareholders;

  •
  receive dividends;

  •
  transfer voting rights to its representative on the basis of a power of attorney;

  •
  participate in the election and dismissal of members of the Board of Directors and the Audit Commission;

  •
  if holding, alone or with other holders, 2% or more of the voting shares, within 30 days after the end of our fiscal year, make proposals for the agenda of the annual shareholders' meeting and nominate candidates to the Board of Directors and the Audit Commission;

  •
  if holding, alone or with other holders, 10% or more of the voting shares, demand from the Board of Directors the calling of an extraordinary shareholders' meeting or an unscheduled audit by the Audit Commission or an independent auditor;

  •
  demand, under the following circumstances, repurchase by us of all or some of the shares owned by us, as long as such holder voted against or did not participate in the voting on the decision approving the following:

  •
  reorganization;

  •
  conclusion of a major transaction, as defined under Russian law; and

  •
  amendment of our charter that restricts the holder's rights.

  •
  upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;

  •
  have access to certain of our documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of the management board meetings; and

  •
  exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders' meetings approved in accordance with its competence.

        Our preferred shares generally confer on their holders the following principal rights:

  •
  to receive a fixed dividend, except in certain cases envisaged by the Joint Stock Companies Law and our charter; and

  •
  to enjoy preference over ordinary shares in any distribution of profits and any proceeds from our liquidation.

        While there are no limits on admission of shareholders to shareholders' meetings, in accordance with our charter, only holders of our ordinary shares have the right to vote on any matter within the competence of the meeting. Our preferred shares confer no voting rights unless our charter and the Joint Stock Companies Law provide otherwise. Holders of preferred shares are entitled to vote on:

  •
  the adoption of amendments to the charter that would adversely affect their rights as preferred shareholders, including the issuance of any other type of preferred shares that would enjoy a priority in right of payment of dividend and/or a preference in respect of liquidation value over the preferred shares; or

  •
  our reorganization or liquidation.

        They may also vote at shareholders' meetings following the shareholders' meeting at which a decision was adopted not to pay dividends on preferred shares or to pay them only in part. Such right to vote continues until the dividends to which the holders of preferred shares are entitled are paid in full.

        The holders of both of our ordinary shares and preferred shares may:

  •
  freely transfer the shares without the consent of other shareholders;

  •
  participate in the distribution of our net profits (as reported under RAS) in the form of dividends and in the distribution of our assets in the event of liquidation;

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

Dividends

        The Joint Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Dividends are recommended to a shareholders' meeting by the Board of Directors, and approved by the shareholders' meeting by a majority vote. A decision on annual dividends must be taken at the annual general shareholders' meeting. Our charter does not allow for the payment of quarterly dividends. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the Board of Directors. Dividends are distributed to holders of our shares as of the record date for the shareholders' meeting approving the dividends. See "—General Shareholders' Meeting—Notice and Participation" below. Dividends payable on preferred shares are fixed by the charter in the amount of 10% of our net profits, calculated in accordance with RAS, divided by the total number of preferred shares. Furthermore, in the event the amount of dividends paid per common share exceeds dividends payable per preferred share, our shareholders should increase the amount of dividends per preferred share up to the amount of dividends per common share. Dividends are not paid on treasury shares.

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

        Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint Stock Companies Law and our charter allow us to be liquidated:

  •
  by a three-quarters majority vote of a shareholders' meeting; or

  •
  by a court order.

        Following a decision to liquidate us, the right to manage our affairs would pass to a liquidation commission which, in the case of voluntary liquidation, is appointed by a shareholders' meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but such period must not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

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

        Claims of creditors in connection with obligations secured by a pledge of the company's property ("secured claims") are satisfied out of the proceeds of sale of the pledged property prior to claims of any other creditors except for creditors of the first and second priorities described above, provided that claims of such creditors arose before the pledge agreements in respect of the company's property were made. To the extent that the proceeds of sale of the pledged property are not sufficient to satisfy secured claims, the latter are satisfied simultaneously with claims of the fourth priority creditors as described above.

        The Federal Law on Insolvency (Bankruptcy), however, provides for a different order of priority for creditors' claims in the event of bankruptcy.

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

Liability of Shareholders

        The Civil Code and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one company is capable of determining decisions made by another company. The company capable of determining such decisions is called an "effective parent." The company whose decisions are capable of being so determined is called an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and

  •
  the effective parent gives binding instructions to the effective subsidiary.

        Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent's effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, a shareholder will not be personally liable for our debts or those of our effective subsidiaries unless such shareholder controls our business and the conditions set forth above are met.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

  Share Capital Increase

        We may increase our charter capital by:

  •
  issuing new shares, or

  •
  increasing the nominal value of previously issued shares.

        A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of ordinary shares or securities convertible into ordinary shares constituting 25% or more of the number of issued ordinary shares, requires a three-quarters majority vote of a shareholders' meeting. Otherwise, a decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders' meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders' meeting.

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

  Capital Decrease; Share Buy-Backs

        The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is RUR 100,000 for an open joint stock company. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders' meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of such notice or publication, repayment of all amounts due to them, as well as compensation for damages.

        The Joint Stock Companies Law and our charter allow our shareholders or our Board of Directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The shares repurchased pursuant to a board decision must be resold at the market price within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. The repurchased shares do not bear voting rights. The shares repurchased pursuant to a decision of our shareholders' meeting to decrease the overall number of shares, are cancelled at their redemption.

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

        The Joint Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares so long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

  •
  reorganization;

  •
  conclusion of a major transaction, as defined under Russian law; or

  •
  amendment of the charter or approval of a restated version of our charter in a manner which restricts shareholders' rights.

        We may spend up to 10% of our net assets calculated under RAS on the date of the adoption of the decision which gives rise to the shareholders' right demand a share redemption. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of the net assets, we will repurchase shares from each such shareholder on a pro-rata basis.

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

Reserve Fund

        Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company's losses, redeem the company's bonds and repurchase the company's shares in cases when other funds are not available. Our charter provides for a reserve fund in the amount of 15% of our charter capital, funded through mandatory annual transfers of at least 5% of our statutory net profits until the reserve fund has reached the required 15%.

Disclosure of Information

        Pursuant to Russian securities legislation, we are required to make the following public disclosures and filings periodically:

  •
  filing quarterly reports with the FSFM containing information about us, our shareholders and depositary, the structure of our management bodies, the members of the Board of Directors, our branches and representative offices, our shares, bank accounts and auditors, important developments during the reporting quarter and other information about our financial and business activity and disclosing the same on our website on the same basis;

  •
  filing with the FSFM and publishing any information concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of assets, decisions on share issuances, certain changes in ownership and shareholding as well as shareholder resolutions;

  •
  disclosing information on various stages of share placement, issuance and registration through publication of certain data as required by the securities regulations;

  •
  disclosing our charter and internal corporate governance documents on our website;

  •
  disclosing our annual report and annual financial statements prepared in accordance with RAS;

  •
  filing with the FSFM on a quarterly basis a list of our affiliated persons and disclosing the same on our website, on the same basis; and

  •
  other information as required by applicable Russian securities legislation.

General Shareholders' Meeting

  Procedure

        The powers of a shareholders' meeting are set forth in the Joint Stock Companies Law and in our charter. We hold an annual shareholders' meeting and extraordinary shareholders' meetings pursuant to the charter and our Regulations on General Shareholders' Meetings. A shareholders' meeting may not decide issues that are not included in the list of its powers by the Joint Stock Companies Law. Among issues that the shareholders have the exclusive power to decide are:

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

  •
  participation in commercial or industrial groups or other associations of commercial entities; and

  •
  other issues, as provided for by the Joint Stock Companies Law.

        Voting at a shareholders' meeting is generally based on the principle of one vote per common share, with the exception of the election of the Board of Directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders' meeting. However, Russian law requires a three-quarters majority vote of the voting shares present at a shareholders' meeting to approve the following:

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

        The quorum requirement for our shareholders' meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders' meeting with the same agenda may (and, in case of an annual shareholders' meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

        The annual shareholders' meeting must be convened by the Board of Directors between May 1 and June 30 of each year, and the agenda must include the following items:

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

        A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders' meeting and may nominate candidates for the Board of Directors and the Audit Commission. According to our charter, any agenda proposals or nominations must be provided to us no later than 60 calendar days after the preceding financial year end.

        Extraordinary shareholders' meetings may be called by the Board of Directors on its own initiative, or at the request of the Audit Commission, the independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request. Such requests shall be made in the manner and within time periods provided for in the Regulations on the General Shareholders' Meetings. Such extraordinary meeting should be held not later than 40 days following the day when the request was made. However, if the proposed agenda includes the election of our Board of Directors, such extraordinary shareholders' meeting should be held within 70 days following the day on which the request was made.

        A general meeting of shareholders may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if the ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot envisages collecting shareholders' opinions on issues on the agenda by means of a written poll.

        The following issues cannot be decided by a shareholders' meeting by absentee ballot:

  •
  election of the members of the Board of Directors;

  •
  election of the members of Audit Commission;

  •
  approval of our independent auditor; and

  •
  approval of the annual report, the annual financial statements, including balance sheet, profit and loss statement and any distribution of profits, including approval of annual dividends, and losses, if any.

  Notice and Participation

        All shareholders entitled to participate in a general shareholders' meeting must be notified of the meeting, whether the meeting is to be held in the form of a meeting or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting.

However, if it is an extraordinary shareholders' meeting to elect the Board of Directors, shareholders must be notified at least 70 days prior to the date of the meeting. Only those items that were set out in the agenda to shareholders may be voted upon at a general shareholders' meeting.

        The list of shareholders entitled to participate in a general shareholders' meeting is to be compiled on the basis of data in the shareholders register on the date established by the Board of Directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders' meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders' meeting to elect the Board of Directors, not less than 35 days and not more than 65 days before the date of the meeting). Where the proposed agenda includes issues that are to be voted by both holders of ordinary and preferred shares, the list of shareholders entitled to take part in such general shareholders' meeting should be prepared as of the date at least 45 days prior to the date of the shareholders' meeting.

        Under our charter, shareholders entitled to participate in shareholders' meetings include (i) holders of our fully paid ordinary shares and (ii) holders of our fully paid preferred shares (in the event there is a particular item in the meeting's agenda on which the preferred shares are entitled to vote or if holders of preferred shares became entitled to vote on all issues within the competence of the shareholders' meeting due to a decision not to pay dividends in whole or in part on preferred shares).

        The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

  •
  by personally participating in the discussion of agenda items and voting thereon;

  •
  by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

  •
  by submitting a written ballot reflecting the shareholder's voting on the agenda items; or

  •
  by delegating the right to submit such written ballot to an authorized representative.

        We are required to grant to our shareholders access to information, including our annual report, audited financial statements (balance sheet and profits and loss statement) and auditor's report, information on candidates to the Board of Directors, and any draft amendments or modifications to our charter, in advance of the shareholders' meeting. Shareholders may participate in a shareholders' meeting either in person or by proxy.

Board of Directors

        The Joint Stock Companies Law and our charter provides for the election of the entire Board of Directors at each annual general shareholders' meeting. The Board of Directors is elected through cumulative voting, as provided for in the Regulations on the General Shareholders' Meeting and the Regulations on the Board of Directors, or the Board Regulations. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of shares held by such shareholder multiplied by the number of persons on the Board of Directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders' meeting. While there is not any age limit set for the retirement of directors, each member of the Board of Directors may at any time resign voluntarily with a written notice to all other members of the Board of Directors and to us. In such event, the authority of the remaining members of our Board of Directors will not terminate. However, in the event that the membership of the Board of Directors falls below the half of its initial membership, the Board of

Directors must adopt a decision to convene an extraordinary shareholders' meeting to elect a new Board of Directors.

        Our charter provides that Management Board members may not constitute more than one quarter of the Board of Directors and that the General Director may not also be the Chairman of the Board of Directors. The Chairman of the Board of Directors is elected by a simple majority of the members of the Board of Directors and may be re-elected at any time by members of the Board of Directors.

        The Joint Stock Companies Law requires at least a five-member Board of Directors for all joint stock companies, at least a seven-member Board of Directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member Board of Directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the Board. Members of the Board of Directors are not required to be our shareholders. The actual number of directors is determined by our charter or a decision of the shareholders' meeting. Our charter provides that the Board of Directors shall consist of eleven members.

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

        The Joint Stock Companies Law generally prohibits the Board of Directors from acting on issues that fall within the exclusive competence of the general shareholders' meeting. Our Board of Directors has the power to perform our general management, and to decide, among others, the following issues:

  •
  determination of our business priorities, including approval of our budgets, strategies and development plans;

  •
  convening annual and extraordinary shareholders' meetings, except in certain circumstances specified in the Joint Stock Companies Law;

  •
  approval of the agenda of a shareholders' meeting and determination of the record date for shareholders entitled to participate in a shareholders' meeting;

  •
  placement of our bonds and other securities in cases specified in the Joint Stock Companies Law;

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

  •
  approval of material contract terms concluded with the General Director and the members of the Management Board;

  •
  recommendations on the amount of remuneration and compensation to be paid to members of the Audit Commission and approval of the terms of agreement with an independent auditor on audit services, including determination of the fees payable for the services of an independent auditor;

  •
  recommendations on the amount of the dividend on shares and the payment procedure thereof;

  •
  the use of the reserve fund and other funds;

  •
  approval of internal documents, except for those documents whose approval falls within the competence of the shareholders or executive bodies;

  •
  the creation and liquidation of branches and representative offices;

  •
  approval of major and interested party transactions in certain cases provided for by the Joint Stock Companies Law;

  •
  appointment of the share registrar;

  •
  approval of decisions and prospectuses on share issuances and reports on the results of such share issuances;

  •
  creation of the committees of the Board of Directors; and

  •
  other issues, as provided for by the Joint Stock Companies Law and our charter.

        Our charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described therein. A Board meeting is considered duly assembled and legally competent to act when half of the number of elected directors is present.

        Pursuant to our charter, any issues concerning the legal status of our Board of Directors that are not covered by the charter shall be governed by the Board Regulations adopted by the shareholders' meeting by a simple majority of votes of shareholders participating in the meeting.

Interested Party Transactions

        Under the Joint Stock Companies Law, certain transactions defined as "interested party transactions" require approval by disinterested directors or shareholders of the company. "Interested party transactions" include transactions involving a member of the Board of Directors or member of any executive body of the company (including the company's chief executive officer and/or the company's managing organization), any person that owns, together with any affiliates, at least 20% of a company's issued voting stock or any person who is able to direct the actions of the company, if that person and/or that person's spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is/are:

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

        The Joint Stock Companies Law requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. For purposes of this rule, an "independent director" is a person who is not, and within the year preceding the decision to approve the transaction was not, the general director, a member of any executive body or an affiliate of the company, or a member of the Board of Directors or of any management body of the company's management organization.

Additionally, such person's spouse, parents, children, adoptive parents or children, brothers or sisters may not occupy positions in the executive bodies of the company or its management organization. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

        Approval by a majority of shareholders who are not interested in the transaction is required if:

  •
  the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company's assets determined under RAS;

  •
  the transaction or a number of interrelated transactions involves the issuance, by subscription, of voting shares or securities convertible into voting shares, or secondary market sale of such securities, in an amount exceeding 2% of the company's issued voting stock;

  •
  the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or

  •
  all the members of the Board of Directors of the company are interested parties, or none of them is an independent director.

        Approval of an interested party transaction may not be required until the next annual shareholders' meeting if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

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

  •
  the company merges with another company, and the latter owns more than three-fourths of the voting capital stock of the company; or

  •
  the company enters into a transaction that is mandatory for the company under Russian law and must be concluded on the basis of fixed prices and tariffs adopted by a competent governmental body.

        If all members of the Board of Directors are deemed to be interested in the transaction and/or are not independent directors, the transaction is required to be approved by the shareholders' meeting by a simple majority vote of shareholders.

        As we currently have over 1,000 shareholders holding voting shares in us, decisions on the approval of interested party transactions are typically adopted by our Board of Directors by a majority of votes of disinterested (i.e., who do not have an interest in the transaction) independent directors.

Major Transactions

        The Joint Stock Companies Law defines a "major transaction" as a transaction, or a series of transactions, involving the acquisition or disposal, or the possibility of disposal (whether directly or indirectly) of property having the value of 25% or more of the balance sheet value of the assets of a company as determined under RAS, with the exception of transactions conducted in the ordinary course of business or transactions involving the placement of ordinary shares, or securities convertible into ordinary shares. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the Board of Directors or, failing to receive such approval, a simple majority vote of a shareholders' meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters' majority vote of a shareholders' meeting.

Change in Control

  Anti-takeover Protection

        Russian legislation requires the following:

  •
  A person intending to acquire 30% or more of an open joint stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares.

  •
  A person that has acquired 30% or more of the totality of an open joint-stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at the price which is not less than the price determined based on a weighted market price of the shares for the previous six months, or on a price not less than the market price which must be determined by an independent appraiser if the shares have no or insufficient trading history. From the moment of acquisition of 30% or more of the shares until the moment of sending of an offer to the security holders, the person making an offer and its affiliates will be able to register for quorum and vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company's outstanding shares.

  •
  A person that as a result of such an offer becomes (individually or with its affiliates) the owner of more than 95% of the company's ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at a price based on the prices of the preceding acquisition by the offeror.

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

  •
  Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company's shareholders meeting will have the sole power to make decisions on charter capital increase, issuance of securities, approval of certain major transactions, and on certain other significant matters.

        The above rules may be supplemented through rulemaking by the FSFM, which may result in a wider, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

Approval of the Russian Federal Anti-Monopoly Service

        Pursuant to the Federal Law on Competition, acquisitions of voting stock capital of a joint stock company involving (1) companies with a combined value of assets or annual revenues exceeding a certain threshold under RAS, or (2) companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, are subject to approval in advance by the FAS.

Disclosure of Ownership

        Under Russian law, a holder of our ordinary shares will be required to publicly disclose an acquisition of 5% or more of the issued ordinary shares of the company, as well any change in the amount of ordinary shares held by such holder, if, as a result of such change, the percentage of ordinary shares held by the holder becomes greater or lesser than 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% of the issued ordinary shares of the company.

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

Agreements regarding our interest in Golden Telecom, Inc.

        On March 29, 2002, our Board of Directors decided to terminate our participation in Limited Liability Company EDN Sovintel, or Sovintel, a Russian company engaged in providing integrated telecommunications and Internet services. We sold our interest in Sovintel's charter capital pursuant to a Sale and Purchase Agreement among us, SFMT-CIS, Inc., a U.S. subsidiary of Golden Telecom, and LLC Teleross, a Russian subsidiary of Golden Telecom. In exchange for our 50% interest in Sovintel's charter capital, we received 15% of Golden Telecom's shares, $10 million in cash and $46 million in non-interest bearing promissory notes issued by LLC Teleross payable 90 days after the date of the transfer of shares. These promissory notes were guaranteed by Golden Telecom and were paid in full on the expiration date. In addition, we became a party to (i) a Shareholders Agreement and Standstill Agreement between Golden Telecom and its shareholders, including us, Alfa Telecom Limited, or Alfa Telecom, a British Virgin Islands company, Capital International Global Emerging Markets Private Equity Fund, L.P., or Capital International, a Delaware limited partnership, Cavendish Nominees Limited, or Cavendish, a limited liability company organized under the laws of Guernsey, and First NIS Regional Fund SICAV, or First NIS, a private institutional fund registered under the laws of Luxembourg, and (ii) a Registration Rights Agreement between us and Golden Telecom. The transaction was reflected in our financial statements for the year ended December 31, 2002. The sale of our stake in Sovintel and acquisition of shares of Golden Telecom was completed on September 5, 2002. The proceeds from the sale of the 50% interest in Sovintel were used by us to reduce our external indebtedness.

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

        On August 19, 2003, we, along with Telenor, as a new shareholder, Golden Telecom, Alfa Telecom, Capital International, Cavendish and First NIS executed a restated Shareholders Agreement, Standstill Agreement and Registration Rights Agreement. The restated versions of these agreements preserve our legal status as a major shareholder of Golden Telecom as specified in the Shareholders Agreement, the Standstill Agreement and the Registration Rights Agreement, each dated September 5, 2002. The restated versions of the agreements were approved by our Board of Directors on September 16, 2003 and came into force on December 1, 2003. The Standstill Agreement expired on June 1, 2005.

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

        The restated Shareholders Agreement was entered into by the shareholders of Golden Telecom for an indefinite term. The restated Shareholders Agreement makes certain amendments and additions to the original Shareholders Agreement including, among others, that: (i) any shareholder whose interest falls below 3% of Golden Telecom's issued and placed shares shall cease to be a party to the restated Shareholders Agreement; (ii) the restated Shareholders Agreement shall cease to apply in the event a shareholder acquires an interest of greater than 50% of Golden Telecom's charter capital; (iii) the board of directors shall consist of ten members (the number of directors may be increased at any time by the board of directors); (iv) if our interest falls below 10%, the number of Rostelecom-appointed directors is to be reduced in accordance with the terms of the restated Shareholders Agreement (for two years following the entry into force of the restated Shareholders Agreement, we retain the right to appoint two directors provided our interest in Golden Telecom's charter capital equals at least 10%); (v) the sale of a 10% interest in Golden Telecom by a shareholder to a third party is subject to the preemption rights of other shareholders holding at least a 10% interest in Golden Telecom; and (vi) no shareholder may acquire a 50% or greater interest in Golden Telecom unless such acquisition is by way of a tender offer to other shareholders. However, our right to appoint two members of the Board of Directors expired on December 1, 2005. Accordingly, we must submit our candidates to the Board of Directors through the ordinary nomination process without any guarantee that the individuals we nominate will be elected. On May 18, 2006, the annual shareholders' meeting did not elect to the Board of Directors of Golden Telecom the candidate nominated by us. As of the date of this annual report, our management is seeking opportunities to regain the right to appoint members to Golden Telecom's Board of Directors.

  Registration Rights Agreement

        The Registration Rights Agreement was signed on September 5, 2002, and extended in 2003. It provided that: (i) Golden Telecom is required to register, at its own cost and expense and at our request, a block of our shares in Golden Telecom for the purposes of public placement in the United States. We are entitled to two registrations "on demand," each in relation to a minimum of 1,000,000 shares, and (ii) we will be granted an additional registration of our shares in Golden Telecom if Golden Telecom registers, in its name, authorized but unissued common shares in order to raise capital or Golden Telecom registers issued but unregistered common shares on instructions from other shareholders.

        The restated Registration Rights Agreement did not materially change the terms of the Registration Rights Agreement. The minimum number of shares that Golden Telecom is required to register at our request was reduced from 1,000,000 to 500,000.

Restructuring of Our Obligations to Vnesheconombank

        We entered into a JPY 11,601 million (RUR 3,089 million) credit agreement in August 1994 with the government of the Russian Federation and Vnesheconombank. The principal of the loan was repayable in equal annual installments of JPY 2,105 million, with the final payment due not later than October 2001. The interest rate was 3% per annum. Our payment obligations under this agreement were restructured in 2003 pursuant to an agency agreement entered into by us and Alfa Bank. Under this agreement, Alfa Bank repaid the debt obligation under the original credit agreement, and we issued promissory notes to Alfa Bank for approximately $98.6 million at an interest rate of 5.94% per annum payable in six equal semi-annual installments, to be redeemed within 36 months of the date of the agency agreement. On June 30, 2006, we redeemed all outstanding notes to Alfa Bank.

Agreements regarding the new system of interaction between Russian operators and subscribers

  Interconnection Agreements with IRCs

        Pursuant to the Law on Communications and the Interconnection Rules, we have entered into telecommunications network interconnection agreements with all operators interconnected to our network. These agreements govern the legal relationships between the parties, define their respective rights and obligations, and sets forth the cost of services and the manner in which the services are to be provided.

        Because we are considered an operator occupying a "significant position" in the market, the interconnection agreements must meet certain requirements established by law, including the obligation to: (i) establish equal interconnection terms for operators providing similar services; (ii) publish the interconnection terms, including technical, economic and informational provisions; and (iii) operate using the tariffs established by the FST.

        Each interconnection agreement we enter into with an IRC requires the IRC to provide traffic transit services (i.e., traffic origination and termination services) via its own regional network and to provide us with certain information with respect to end users of our DLD and ILD services. In turn, we are required to provide the IRC with interconnection transit services for traffic from mobile network operators transmitting traffic via the IRC's telecommunications network. Tariffs for the transmission of mobile operator traffic is not regulated and, therefore, the price for these services is set by us.

        Our obligations under an interconnection agreement include: (i) providing interconnection services; (ii) paying for the provision of subscriber information; (iii) accounting, billing and payment for traffic transit services; and (iv) ensuring quality of service. In addition, we are required to provide traffic transit services from mobile cellular network operators transmitting traffic via the IRC's network.

        The IRC's obligations under the contract are to: (i) provide traffic transit services; (ii) pay for interconnection services; and (iii) supply numbering information for the network for which our DLD and ILD services are provided.

        Traffic transit services differ according to the destination and place of transmission. When DLD and ILD services are provided to end users of an operator interconnected to an IRC's network, the IRC provides us with call termination and origination services to or from the interconnected operator's network. When DLD and ILD telephone services are provided to an IRC's end users, IRCs provide us with call termination and origination services to or from the IRC`s network. In this case, a compensation surcharge established by the regulatory authority is added to the cost of the call origination.

        Settlements are conducted on the basis of information prepared by the parties in accordance with the terms of the agreement. We provide information on the volumes of interconnection and traffic transit services. The IRC provides information on the numbering capacities of its own network and the networks of interconnected operators, and updated information on network subscribers. The parties each prepare statements of services rendered, which are used to determine payment obligations. Each interconnection agreement sets out a procedure for resolving disputes.

        These agreements are concluded for a term of one year with the option to renew by mutual agreement of the parties. The agreements may also be terminated by mutual consent of the parties, pursuant to a court decision or on other grounds provided for by applicable law. The full texts of the interconnection agreements entered into with IRCs are included as exhibits to this annual report.

SPAs with IRCs

        Prior to 2006, we were not required to bill and collect payments from end users for long-distance services or to provide other customer services directly to end users throughout Russia. As a result, we did not have sufficient staff and other resources to process, prepare and analyze source documents, maintain information systems, issue bills and collect payments by January 1, 2006 when the new regulations came into effect requiring us to provide DLD and ILD services directly to end users throughout Russia. We therefore entered into a series of agreements that allow us to utilize the resources of other companies possessing the necessary capabilities, including, among others, the IRCs of Svyazinvest.

        The SPAs we entered into with IRCs are essentially agency agreements, under which the agent, for a fee, performs a number of functions associated with providing DLD and ILD services to end users. Relations of the parties under the SPAs are subject to the Russian Civil Code, as well as regulations regarding the quality and procedures for providing DLD/ILD services to end users.

        Pursuant to the SPAs, an IRC undertakes, for a fee, to perform the following services on our behalf: (i) collecting payments from subscribers; (ii) handling claims by users; (iii) handling information requests from end users; (iv) accepting and handling orders through the order-based and direct service system; (v) processing billing for communications services; (vi) preparing, printing, storing and delivering bills and payment documents to users; (vii) inform end users of our business name, as the operator providing DLD and ILD services; (viii) keep records of communications services provided to end users; and (ix) record payments and amounts owed for services rendered. In addition, under the SPAs, IRCs provide us with reports in accordance with the format required by us.

        Under these SPAs, we are required to establish and notify the IRC and end users of communications services tariffs, pay for services rendered under the agreements and issue powers of attorney to the IRC's representatives authorizing them to perform legal and other actions.

        The settlements procedure under the SPAs is as follows: on a monthly basis, the IRC transfers funds received from end users for services rendered, which are recorded in the agent's report and other report documents. The agent's fee is determined on the basis of the agent's report and paid to the IRC. To ensure correct settlements, rules are established for verifying compliance by the IRC with the terms of the agreement.

        Amounts owed by end users for services rendered are considered our receivables. The agreements also define requirements for handling claims by users and establish the manner in which the parties shall handle user claims and complaints in connection with the provision or non-provision of communications services.

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

Agency Agreements with IRCs

        We entered into individual Agency Agreements with the IRCs, pursuant to which the IRC undertakes, on our behalf and at our expense, to enter into written agreements for the provision of long-distance services with corporate users and SPAs with operators interconnected to the IRC's network.

        These agreements are concluded for a term of one year with the possibility of renewal if the parties agree, and may be terminated by mutual consent of the parties, pursuant to a court decision or on other grounds provided for by applicable Russian legislation.

        The full texts of the agency agreements entered into with IRCs are included as exhibits to this annual report.

D.    Exchange Controls

        The Federal Law on Currency Regulation and Currency Control effective since June 18, 2004 sets forth certain restrictions on settlements between residents of Russia with respect to transactions involving foreign securities (including ADRs), including requirements for settlement in Russian rubles.

Repatriation of Export Proceeds

        Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing) within seven days of the date on which they were received (also with a limited number of exemptions).

Restrictions on the remittance of dividends, interest or other payments to non-residents

        The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may materially affect your ability to do so.

        Currently, ruble dividends on common shares may be converted into U.S. dollars without restriction. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain.

E.    Taxation

        The following discussion describes the material United States federal and Russian income and withholding tax consequences to you if you are a U.S. holder of ordinary shares or ADSs that is a "United States person," as the term is defined in the United States Revenue Code of 1986, as amended (the "Code") and a resident of the United States for purposes of the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the "United States-Russia income tax treaty") and are fully eligible for benefits under the United States-Russia income tax treaty. Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes that is entitled to treaty benefits if you are:

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

        The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs or ordinary shares in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person's permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

        The following discussion is based on:

  •
  the United States Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof;

  •
  Russian legislation; and

  •
  the United States-Russia income tax treaty (and judicial and administrative interpretations thereof);

all as in effect on the date of this document. All of the foregoing are subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

        We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company for the taxable year ending in 2006, we will not be a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future. However, passive foreign investment company determinations are made annually and may involve facts that are not within our control. If we were to be a passive foreign investment company, materially adverse United States federal income tax consequences could apply to an investor who is a "United States person" as defined in the Code.

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

Russian Income and Withholding Tax Considerations

        The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and limited interpretive guidance. Russian tax authorities have provided limited guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In 2005, the Russian Ministry of Finance stated in some of its clarification letters that ADS holders must be treated as the beneficial owners of the underlying shares for purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares. However, double tax treaty relief is available only if, before the transfer of dividends to the depository, the depositary has provided the issuer with a list of ADS holders accompanied by each holder's tax residency certificate (confirmation of the country of tax residence). It is currently unclear whether depositories will be willing or able to provide residency certificates for ADS holders or implement procedures for holders to benefit from applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia income tax treaty, in practice such relief may be difficult, time consuming or impossible to obtain.

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

  Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate for legal entities and a 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company's outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities, owning less than 10% of the company's outstanding shares. See "—United States-Russia Income Tax Treaty Clearance Procedures."

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

  Taxation of Capital Gains

        U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or ordinary shares outside of Russia if the shares or ADSs are not sold to a Russian resident. The terms "Russian residents" and "Russian purchasers" are considered to be either Russian legal entities or permanent establishments of foreign legal entities located in Russia. Sales or other dispositions of ADSs or ordinary shares to Russian residents, however, may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale. However, there is no mechanism by which a Russian purchaser would be able to effect this withholding upon purchasing ADSs from a U.S. holder in connection with the sale of ADSs on the New York Stock Exchange.

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

        A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder's name, taxpayer identification number, tax return form number and the tax period for which certification is required, and other applicable information, to the United States Internal Revenue Service. The procedures for obtaining certification are described in greater detail in the instructions to Internal Revenue Service Form 8802. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

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

United States Federal Income Tax Considerations

        The following is a general description of the material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs or ordinary shares who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or ordinary shares, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a financial institution;

  •
  a person subject to the alternative minimum tax;

  •
  a person who is a broker-dealer in securities;

  •
  an S corporation;

  •
  an expatriate subject to Section 877 of the Code;

  •
  an owner of, directly, indirectly or by attribution, 10 percent or more of the outstanding ordinary shares; or

  •
  an owner holding ADSs or ordinary shares as part of a hedge, straddle, synthetic security or conversion transaction.

        In addition, this summary is generally limited to persons holding ordinary shares or ADSs as "capital assets" within the meaning of Section 1221 of the United States Internal Revenue Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

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

  Taxation of Dividends on Ordinary Shares or ADSs

        For United States federal income tax purposes, the gross amount of a distribution, including the amount of any Russian withholding taxes, with respect to ordinary shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934 or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a "passive foreign investment company." Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of ordinary shares. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce your tax basis in ordinary shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to ordinary shares or ADSs generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on ordinary shares or ADSs, which is generally available for dividends paid by U.S. corporations.

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

        For United States foreign tax credit purposes, a dividend distribution will be treated as foreign source income and will generally be classified as "passive category income" but could, in the case of certain U.S. holders, constitute "general category income." The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

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

        These materials, including this annual report and the exhibits hereto filed by us, may be examined without charge at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These filings are also available at the website maintained by the SEC at http://www.sec.gov.

        Information regarding us is also available on our website at http://www.rt.ru/en. Information included in our website does not form part of this annual report.

I.    Subsidiary Information

        Not applicable.

Item 11.    Qualitative and Quantitative Disclosures About Market Risk

        Our significant market risk exposures are interest rate risk and exchange rate risk. Interest rate risk mainly relates to floating rate debt denominated primarily in U.S. dollars and euros. As of December 31, 2006, approximately 87% of our interest bearing loans carried floating interest rates, as compared to approximately 82% as of December 31, 2005. Exchange rate risk relates to our foreign currency indebtedness and, to a lesser extent, our foreign currency denominated cash, receivables and payables and foreign currency denominated revenues and costs. As of December 31, approximately 2006 94% of our total borrowings were denominated in foreign currencies compared to 100% in 2005.

        We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options or forward rate agreements, to hedge against these market risks.

        Our consolidated financial statements are presented in Russian rubles. For the year ended December 31, 2006, approximately 8.4%, as compared to approximately 11.5% for the year ended December 31, 2005, of our revenues were denominated in currencies other than the Russian ruble, principally in U.S. dollars and Special Drawing Rights ("SDR"), which is valued on the basis of a basket of key international currencies and serves as a settlement unit between us and a number of foreign telecommunications operators. For the year ended December 31, 2006, approximately 14% of our costs (excluding depreciation, impairment and bad debt expense) are denominated in currencies other than the Russian ruble, principally SDR and U.S. dollar, as compared to approximately 25% for the year ended December 31, 2005. We receive foreign currency revenues from incoming ILD calls and incur foreign currency expenses for outgoing ILD calls. In 2006, we were a net payer of foreign currency because the volume of outgoing ILD traffic exceeded the volume of incoming ILD traffic and we paid more foreign currency to foreign operators than we received. The net balance denominated in foreign currencies (principally in SDR and U.S. dollars) payable by us to foreign operators was RUR 958 million as of December 31, 2006, as compared to RUR 1,136 million as of December 31, 2005. To the extent that we are not naturally hedged against changes in exchange rates, we are exposed to foreign exchange gains and losses. We are not engaged in any active hedging of the foreign exchange risk arising out of our operating activities.

Interest Rate Sensitivity

        As of December 31, 2006, we had outstanding borrowings of RUR 3,478 million, of which approximately RUR 3,013 million bore interest at floating rates, as compared to outstanding borrowings as of December 31, 2005 of RUR 4,083 million, of which approximately RUR 3,349 million bore interest at floating rates. The interest rate on our floating rate debt is determined principally by reference to London Inter Bank Offered Rate (LIBOR) and European Inter Bank Offered Rate (EURIBOR).

        In connection with the $100 million loan from Vnesheconombank and CSFB, we entered into interest rate swap agreement with CSFB on June 28, 2006. In accordance with this agreement, each June 28 and December 28, commencing on December 28, 2006 and ending on December 28, 2012, we undertake an obligation to CSFB in the amount of 8.55% of the outstanding Vnesheconombank loan balance and CSFB undertakes an obligation to us in the amount of LIBOR plus 3.25% of the outstanding Vnesheconombank loan balance. We did not designate the above interest rate swap derivative as a hedging instrument. Therefore, this financial instrument was classified as financial liability at the fair value of RUR 15 million. The net loss of RUR 15 million relating to the change in the fair value of the interest rate swap contract was included in non-operating income in our consolidated income statement for the year ended December 31, 2006. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" and Note 18 to our consolidated financial statements for additional information.

        For the year ended December 31, 2006, the additional net future financing expense that would have resulted from a hypothetical, instantaneous and unfavorable change of 1000 basis points in the interest rate applicable to these loans is approximately RUR 71 million, as compared to approximately RUR 96 million for the year ended December 31, 2005. The above sensitivity analysis is based on the assumption of an unfavorable 1000 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each category.

Exchange Rate Sensitivity

        We have exchange rate exposure primarily with respect to indebtedness denominated in currencies other than the ruble. As of December 31, 2006, RUR 3,283 million of our interest bearing loans, as compared to RUR 4,083 million as of December 31, 2005, are denominated in foreign currencies, including RUR 32 million in Japanese Yen, RUR 3,128 million in U.S. dollars and RUR 123 million in euros. The additional future interest expense that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately RUR 73 million. For the year ended December 31, 2006, such a change would also have resulted in an estimated foreign exchange loss of approximately RUR 453 million as compared to RUR 576 million for the year ended December 31, 2005. This sensitivity analysis assumes an unfavorable 10% fluctuation in the exchange rates affecting the foreign currencies in which the indebtedness is denominated. Between January 1, 2007 and December 1, 2007, the Russian ruble has increased in value by approximately 0.3% as compared to the Japanese Yen, increased by approximately 7.8% as compared to the U.S. dollar and decreased approximately 3.6% as compared to the euro.

Item 12.    Description of Securities Other Than Equity Securities

  None.

Item 13.    Defaults, Dividend Arrearages and Delinquencies

A.    Defaults

        Due to the insufficiency of cash flow generated by GlobalTel from its operating activities to cover both its operating expenses and refinancing its debt obligations in full, GlobalTel defaulted on its loan payments to Loral and GlobalStar L.P. as of December 31, 2006 in the amount of RUR 229 million. The loan from Loral did not provide for any collateral. A penalty in the amount of RUR 47 million is included in the outstanding balance. As of the date of this annual report, GlobalTel has not obtained waivers from Loral on the loan. In 2006, Loral brought an action against GlobalTel claiming immediate repayment of RUR 222 million. In March 2007, the LCIA ruled in favor of Loral. However, in October 2007, the Arbitrazh Court of the city of Moscow dismissed Loral's claim to enforce the decision of the LCIA.

        GlobalTel is also in default in respect of payments of its vendor financing payable for 2004, 2005 and 2006 totaling RUR 1,082 million payable to GlobalStar L.P. for the purchase of three gateways and associated equipment. The vendor financing agreement provides for a pledge of all equipment received from GlobalStar L.P. under the agreement until all payments are made. The following table sets forth the amounts payable under the vendor financing and the periods payable:

Period	Millions of rubles
Payable in 2004	423
Payable in 2005	184
Payable in 2006	184
Payable in 2007	184
Payable in 2008	107

Total	1,082

        GlobalTel is in default with respect to payments due in 2004, 2005 and 2006 and has not obtained a waiver from Globalstar L.P. As a result, we classified the total balance of RUR 1,082 million as current in our consolidated balance sheet as of December 31, 2006. Penalty interest in the amount of RUR 167 million accrued for each day of delay at the rate of 10% per annum, and is included in the vendor financing payable.

        We believe that if immediate repayment of the defaulted vendor financing and loans is demanded, it would not have a material adverse effect on our business, financial condition and results of operations.

        Except as set forth above, as of the date of this annual report, we are not in default on any payment of principal or interest, a sinking or purchase fund installment.

B.    Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

        As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

        As described below, thirteen material weaknesses were identified in our internal control over financial reporting. The Public Company Accounting Oversight Board's Auditing Standard No. 5 defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses identified, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Management is responsible for establishing and maintaining adequate internal control over financial reporting.

        Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  •
  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

  •
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

  •
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

        Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

        Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006 using the framework set forth in the report of the Treadway Commission's Committee of Sponsoring Organizations (COSO), "Internal Control—Integrated Framework."

        As a result of management's evaluation of our internal control over financial reporting, management identified thirteen material weaknesses in our internal control. These material weaknesses are described below:

  1)    Lack of strategic plans and policies and insufficient procedures and controls to identify and assess key strategic risks and their impact on financial statements by directors and management

        We did not have sufficient procedures and controls to identify and assess risks directly related to our IFRS and U.S. GAAP financial reporting objectives, including accurate and timely preparation of the consolidated financial statements and related disclosures. In addition, we did not have a strategic development plan and a policy for the identification, evaluation and minimization of the effects of strategic risks. In the absence of such a plan, certain material investment decisions could be made which may be contradictory to each other, and thus could materially affect disclosures and amounts reported in our financial statements, including the allocation of purchase price to the businesses or assets we acquire and the accuracy of reported asset values. The lack of effective controls contributed to the eighth and ninth material weaknesses set out below. This material weakness resulted in adjustments to several of our significant accounts, including investments, property, plant and equipment, intangible assets and deferred income taxes.

  2)    Inadequate Audit Committee oversight over our financial reporting process

        Our Audit Committee did not effectively execute certain policies and procedures governing its activities (including its risk management and internal control -related responsibilities) set out in the Audit Committee charter and other internal governing documents. The Audit Committee charter and related documents are designed to guide the Audit Committee in fulfilling its responsibility to provide adequate oversight over our internal control over financial reporting. This material weakness contributed to other material weaknesses described below.

  3)    Insufficient IFRS and U.S. GAAP qualified accounting and finance personnel

        We did not have sufficient and skilled accounting and finance personnel necessary to appropriately develop, update and consistently and appropriately apply our accounting policies for external reporting under IFRS and U.S. GAAP. This material weakness resulted in adjustments to several of our significant accounts and disclosures and contributed to other material weaknesses described below. The significant accounts most affected included certain revenue streams earned under the agency agreements, certain operating and non-operating expenses, property, plant and equipment, pension liabilities, intangible assets and deferred income taxes.

  4)    Ineffective process for documenting and applying key accounting policies and procedures

        We did not have an effective process for documenting and applying our key accounting policies and procedures. Specifically, we did not put controls in place to ensure proper accounting and/or reporting for the reassessment of useful lives of our fixed assets, classifications of loans in accordance with their financial covenants, financial instruments at their fair values and completeness and accuracy of our pension liability. Furthermore, we did not consistently apply accounting policies involving the recognition of agent commissions in our regional branches and failed to provide complete disclosure with respect to our related party transactions. As a result of these ineffective controls, numerous material audit adjustments to our consolidated financial statements were identified and recorded. The significant accounts most affected included property, plant and equipment, loans, accounts payable and accrued expenses, related party transactions and certain operating and non-operating expenses.

  5)    Lack of processes and controls to identify, capture and communicate significant information

        We did not have in place processes and controls to identify, capture and communicate relevant and financially significant information to the appropriate accounting personnel on a timely basis. This resulted in an ineffective system of internal controls over our IFRS financial statements close process, including the reconciliation of our IFRS figures with U.S. GAAP. This material weakness resulted in material audit adjustments to several of our significant accounts, including advances for capital construction, debt and revenues under agency agreements.

  6)    Lack of a comprehensive accounting and reporting system for IFRS and U.S. GAAP reporting purposes

        We did not have in place a comprehensive accounting and reporting system for IFRS and U.S. GAAP reporting purposes. Furthermore, we did not have effective controls over the completeness, accuracy, validity and restricted access over complex spreadsheets used by us for the transformation of statutory accounts into IFRS and U.S. GAAP. In addition, the conversion of statutory accounts into IFRS was carried out using summarized data rather than being done simultaneously by recording individual transactions and entries into IFRS and U.S. GAAP accounting systems. This material weakness resulted in material audit adjustments to several of our significant accounts, including other accounts payable and accrued liabilities, pension liabilities and related party transactions.

  7)    Lack of effective IT general controls

        We did not maintain effective IT general controls. Specifically, we did not design and put in place effective logical access and change management controls related to our billing, payroll and accounting systems. As a result, we did not have controls in place for the proper: (i) administration, distribution, replacement and storage of passwords; (ii) periodic check of logical access privileges with the job descriptions of the respective users; (iii) monitoring of inactive user accounts; and (iv) review of actions performed by system administrators. Furthermore, our ineffective change management controls did not allow us to make appropriate initiation, approval, testing and implementation of changes to the relevant IT systems. Moreover, we did not maintain effective controls to ensure data security, including the failure to implement a disaster recovery plan and fully test our back-up system. This material weakness created a reasonable possibility that the application controls, which rely upon these IT general controls, are ineffective resulting in a reasonable possibility of a material misstatement of several of our significant accounts, including revenues and payroll expenses.

  8)    Ineffective controls over impairment reviews of long-lived and intangible assets, including goodwill

        We did not have sufficient processes and effective controls over the potential impairment of our long-lived and intangible assets, including goodwill. In particular, in the absence of strategic plans for our operations and cash flows, we did not have the ability to accurately prepare related fair market value calculations necessary to determine a potential impairment write-down with respect to such assets. As a result of this deficiency, long-lived assets may not be identified on a timely basis for impairment testing and our analysis may be based on incorrect data or improper assumptions. This material weakness did not result in material adjustments to our consolidated financial statements;

however, there is a reasonable possibility that due to this control deficiency a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

  9)    Ineffective controls over our accounting for subsidiaries, associates and other investments

        We did not maintain effective controls over the accounting for our subsidiaries, associates and other investments and the related disclosures in accordance with IFRS and U.S. GAAP. Specifically, we did not design and put in place effective controls to ensure proper purchase price allocation and the consolidation of newly-acquired subsidiaries. Moreover, we did not maintain effective controls over the preparation of IFRS financial statements by our consolidated subsidiaries and associates. We also did not have sufficient controls in place to monitor the appropriate classification of our investments as short or long-term assets and to ensure the complete recognition of interest income at the end of each period. This material weakness resulted in material adjustments to several of our significant accounts, including consolidated investments, equity method investments including related gains and losses, as well as short and long-term investments.

  10)    Ineffective controls over the completeness and accuracy of accounting for settlements with contractors

        We did not maintain effective controls over the completeness and accuracy of our accounting for settlements with contractors. Specifically, we did not design and put in place effective controls to ensure proper reconciliation of balances (e.g., accounts payables) with contractors and to undertake sufficient follow-up procedures on reconciling items to ensure certain financial data in our consolidated financial statements is accurate. Moreover, we did not maintain effective controls to ensure proper off-setting of advances paid with related payables in accordance with certain agreement terms and did not ensure appropriate accounting for cut-off issues. This material weakness resulted in material adjustments to several of our significant accounts, including other accounts payable and accrued liabilities, advances for capital construction and operating expenses.

  11)    Ineffective controls over the accounting for revenues and expenses under agency agreements

        We did not maintain effective processes and controls over the accounting for certain of our revenues and expenses from the provision of long distance telecommunications services under agency agreements. We relied on our agents' billing systems without sufficient internal controls to record and report revenues and expenses from our subscribers associated with these agents. We do not have an adequate retail billing system and did not have sufficient personnel and procedures to process data, prepare source documents, maintain information systems, issue bills and collect payments from such subscribers. This material weakness resulted in material adjustments to several of our significant accounts, including operating expenses, bad debt provision and related expense and current and deferred income taxes.

  12)    Lack of effective controls over our accounting for certain revenues related to other revenue and their respective accounts receivables

        We did not design and maintain effective controls over the accounting for certain revenues related to other revenue and their respective accounts receivables. Specifically, our controls were not designed and operating effectively to ensure the completeness and accuracy of revenues generated from the rent of channel, television and radio transmissions, free-phone and telegraph services and equipment maintenance. This material weakness did not result in material adjustments to our consolidated financial statements; however, there is a reasonable possibility that due to this control deficiency a material misstatement of our consolidated financial statements related to the revenue and respective accounts receivables line items will not be prevented or detected on a timely basis.

  13)    Insufficient process and ineffective controls over the completeness and accuracy of deferred income tax balances and disclosures

        We did not have sufficient processes and effective controls over the completeness and accuracy of our deferred income tax balances and disclosure in accordance with IFRS and U.S. GAAP. Specifically, we did not maintain adequate controls over the review of our subsidiaries' tax registers and filings, as well as over the calculation of deferred taxes, which includes the classification of the difference between the tax basis and the IFRS and U.S. GAAP accounting basis as temporary and non- temporary. In addition, we did not establish, design and test controls related to the valuation of our deferred tax assets. This material weakness did not result in material adjustments to our consolidated financial statements; however, there is a reasonable possibility that due to this control deficiency a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

        As a result of the material weaknesses described above, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2006 based on the "Internal Control—Integrated Framework" set forth in COSO.

        Management's assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLC, an independent registered public accounting firm. Their attestation report on internal control over financial reporting is set forth below.

REMEDIATION ACTIVITIES AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Remediation Activities

        Management believes the measures that have been implemented to remediate the material weaknesses have had a material impact on our internal control over financial reporting since December 31, 2006, and anticipates that these measures and other ongoing enhancements will continue to have a material impact on our internal control over financial reporting in future periods. We expect our remediation efforts for each material weakness identified above to continue in fiscal years 2007 and 2008. To remediate these material weaknesses, we have adopted or will adopt the following changes:

  •
  With respect to the first material weakness described above, our Board of Directors approved a risk management policy in 2007. The risk management policy largely sets out our internal rules for communicating risks to our Board of Directors. In addition, management developed and approved risk management procedures and methodologies, among others, designed to reduce the possibility of making material misrepresentations in our disclosures and amounts reported in our consolidated financial statements. In order to support our Management Board in managing potential risks and developing internal controls, we established the Internal Control Committee in 2007 under the Management Board. The Internal Control Committee regularly discusses risks and control deficiencies significantly affecting our financial statements, as well as deficiencies causing material weaknesses. Since its establishment, the Internal Control Committee has met on average twice a month.

  •
  With respect to the first material weakness described above, we also developed and preliminarily discussed in 2007 with our Strategic Planning Committee (which is a Board of Directors committee) our development plan, which we expect will be approved by the Board of Directors not earlier than the first half of 2008. The development plan sets out our strategic goals and initiatives over the next five years with respect to organic growth and development, potential mergers, acquisitions and optimizing efficiency, among other things.

  •
  With respect to the second material weakness described above, the Audit Committee started to focus on improving our internal control over financial reporting in 2007. In particular, the Audit Committee began meeting with the members of the Management Board and key finance personnel on a regular basis and started to monitor our risk assessment process, the status of management's assessment of internal controls over financial reporting, results of our financial reporting procedures, including our remediation plans, and actions taken related to control deficiencies that have been identified. Specifically, we expanded the duration of Audit Committee meetings, which allows a more in-depth review of complex accounting and internal control issues. See Item 6. "Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee" for the composition of our Audit Committee.

  •
  With respect to the third material weakness described above, we analyzed the competency of our finance personnel in 2007 and availability of resources to support the financial statements close process and meet present and future reporting requirements. Based on an internal analysis of identified deficiencies, including material weaknesses and audit adjustments, we developed a general reorganization plan, discussed its implementation with our Audit Committee and, to that end, adopted a new organizational structure for our accounting and internal control departments. We created additional divisions within these two departments to further enable segregation of duties and allow levels of internal review and supervision within the two departments. Based on the recruitment plan we developed, we also started to hire additional qualified and certified accounting and finance personnel with an appropriate level of experience and training, including additional accounting personnel experienced in preparing IFRS and U.S. GAAP financial statements. In addition, we introduced a continuing training and certification program for all key financial personnel that includes preparatory courses for the Association of Chartered Certified Accountants (ACCA), Diploma in International Financial Reporting (DipIFR) and Certified Internal Auditor (CIA) examinations. However, our ability to address this material weakness is impeded by the fact that Russia only has a small number of qualified accounting personnel available with IFRS and U.S. GAAP expertise and there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of IFRS, U.S. GAAP or other international standards. Such competition makes it difficult for us to hire and retain such key accounting personnel.

  •
  With respect to the fourth, fifth and sixth material weaknesses described above, we began enhancing our accounting and reporting policies and procedures in 2007, including creating checklists for accounting personnel regarding the documentation of actual performance of procedures and controls on a timely basis, and are in the process of automating the preparation of our consolidated financial statements using the financial reporting module within our ERP system. In addition, we are in the process of establishing additional review procedures to be performed by qualified accounting personnel over our period-end financial reporting process and accounting for significant non-routine transactions and complex accounting issues. We are also in the process of improving the documentation of our significant accounting policies.

  •
  With respect to the seventh material weakness described above, we designed a disaster recovery plan with the assistance of a leading Russian IT-consulting firm and started to re-design our policies and procedures with respect to logical access and change management controls over our billing, payroll and accounting systems. We plan to implement these procedures in 2008.

  •
  With respect to the eighth material weakness described above, we are in the process of formalizing our procedures related to the analysis of the potential impairment of long-lived and intangible assets, including goodwill, and designed a process which includes a more robust review and better approval procedures relating to our estimates of the potential impairment of assets.

  •
  With respect to the ninth material weakness described above, we started in 2007 to design a new process which includes automating the preparation of our consolidated subsidiaries' financial statements using the ERP system, as well as a more careful review of financial statements for consolidated subsidiaries and associates by qualified accounting personnel and our management.

    We are planning to formalize our procedures related to the accounting for subsidiaries, associates and other investments and put sufficient controls in place in 2008.

  •
  With respect to the tenth and twelfth material weaknesses described above and based on an analysis of the control deficiencies identified by management, we are currently enhancing the monitoring of the operating effectiveness of our existing controls and designing and implementing new controls over the accounting for settlement with contractors and for revenues generated from and the accounts receivables related to the telecommunications services, including the rent of channel, television and radio transmissions, free-phone and telegraph services and equipment maintenance. In particular, we re-designed and implemented controls related to off-setting accounts payable against prepayments and we expect to put additional controls in place in 2008.

  •
  With respect to the eleventh material weakness described above, we are currently analyzing different ways to remediate the material weakness relating to the recognition of revenue and expenses under the agency agreements. In particular, we are comparing the costs, benefits and risks of either implementing our own controls over the reconciliation of volumes of services rendered and cash collected or establishing an audit process of our agents' internal controls in accordance with the Statement on Audit Standard SAS No. 70, "Service Organizations," and remediate any control deficiencies identified in our agents' control system. However, we do not expect to fully design and implement either of these remediation activities by the end of 2008.

  •
  With respect to the thirteenth material weakness described above, we started in 2007 to design, formalize and automate the process of calculation of deferred taxes and intend to apply the new process during the year-end financial statements close process for 2007. In addition, we plan to design a process and implement additional control procedures relating to our subsidiaries' tax registers and filings.

Changes in Internal Control over Financial Reporting

        Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during the period covered by this annual report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There have not been any changes in internal control over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of OAO Rostelecom

        We have audited management's assessment, included in Management's Annual Report on Internal Control Over Financial Reporting, that OAO Rostelecom, an open joint stock company, and subsidiaries (hereinafter referred to as the "Group") has not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Group's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our previously issued report dated July 19, 2007, we disclaimed opinions on both management's incomplete assessment of the Group's internal control over financial reporting as of December 31, 2006 and the effectiveness of the Group's internal control over financial reporting as of that date. The Group's management has subsequently completed its assessment of the Group's internal control over financial reporting and we have completed our audit of the effectiveness of the Group's internal control over financial reporting as of December 31, 2006.

        A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual financial statements will not be prevented or detected on a timely basis. The following thirteen material weaknesses have been identified and included in management's assessment:

Lack of Risk Assessment Processes and Strategic Plans and Policies

        The Group did not have sufficient procedures and controls to identify and assess risks directly related to the Group's financial reporting objectives under International Financial Reporting Standards ("IFRS") and accounting principles generally accepted in the United States of America ("U.S. GAAP"), including accurate and timely preparation of the consolidated financial statements and related disclosures. In addition, the Group did not have a strategic development plan and a policy for the identification, evaluation and minimization of the effects of strategic risks. In the absence of such a plan, certain material investment decisions could be made which may be contradictory to each other, and thus could materially affect disclosures and amounts reported in the Group's financial statements, including the allocation of purchase price to the businesses or assets the Group acquires and the accuracy of reported asset values. The lack of effective controls contributed to the material weaknesses described below related to Impairment Reviews of Long-lived and Intangible Assets and Accounting for Subsidiaries, Associates and Other Investments. This material weakness resulted in adjustments to several of the Group's significant accounts, including investments, property, plant and equipment, intangible assets and deferred income taxes.

Audit Committee Oversight over the Group's Financial Reporting Process

        The Group's Audit Committee did not effectively execute certain policies and procedures governing its activities (including its risk management and internal control-related responsibilities) set out in the Audit Committee Charter and other internal governing documents. The Audit Committee Charter and related documents are designed to guide the Audit Committee in fulfilling its responsibility to provide adequate oversight over the Group's internal control over financial reporting. This material weakness contributed to other material weaknesses described below.

Accounting and Finance Personnel

        The Group did not have sufficient and skilled accounting and finance personnel necessary to appropriately develop, update and consistently and appropriately apply the Group's accounting policies for external reporting under IFRS and U.S. GAAP. This material weakness resulted in adjustments to several of the Group's significant accounts and disclosures and contributed to other material weaknesses described below. The significant accounts most affected included certain revenue streams earned under the agency agreements, certain operating and non-operating expenses, property, plant and equipment, pension liabilities, intangible assets and deferred income taxes.

Group Accounting Policies and Procedures

        The Group did not have an effective process for documenting and applying its key accounting policies and procedures. Specifically, the Group did not put controls in place to ensure proper accounting and/or reporting for the reassessment of useful lives of the Group's fixed assets, classifications of loans in accordance with their financial covenants, financial instruments at their fair values and completeness and accuracy of the Group's pension liability. Furthermore, the Group did not consistently apply accounting policies involving the recognition of agent commissions in its regional branches and failed to provide complete disclosure with respect to the Group's related party transactions. As a result of these ineffective controls, numerous material audit adjustments to the Group's consolidated financial statements were identified and recorded. The significant accounts most affected included property, plant and equipment, loans, accounts payable and accrued expenses, related party transactions and certain operating and non-operating expenses.

Information and Communication

        The Group did not have in place processes and controls to identify, capture and communicate relevant and financially significant information to the appropriate accounting personnel on a timely basis. This resulted in an ineffective system of internal controls over the Group's IFRS financial statements close process, including the reconciliation of IFRS figures with U.S. GAAP. This material weakness resulted in material audit adjustments to several of the Group's significant accounts, including advances for capital construction, debt and revenues under agency agreements.

IFRS and U.S. GAAP Transformation Process

        The Group did not have in place a comprehensive accounting and reporting system for IFRS and U.S. GAAP reporting purposes. Furthermore, the Group did not have effective controls over the completeness, accuracy, validity and restricted access over complex spreadsheets used by the Group for the transformation of statutory accounts into IFRS and U.S. GAAP. In addition, the conversion of statutory accounts into IFRS was carried out using summarized data rather than being done simultaneously by recording individual transactions and entries into IFRS and U.S. GAAP accounting systems. This material weakness resulted in material audit adjustments to several of the Group's significant accounts, including other accounts payable and accrued liabilities, pension liabilities and related party transactions.

IT General Controls

        The Group did not maintain effective IT general controls. Specifically, the Group did not design and put in place effective logical access and change management controls related to the Group's billing, payroll and accounting systems. As a result, the Group did not have controls in place for the proper: (i) administration, distribution, replacement and storage of passwords; (ii) periodic check of logical access privileges with the job descriptions of the respective users; (iii) monitoring of inactive user accounts; and (iv) review of actions performed by system administrators. Furthermore, the Group's ineffective change management controls did not allow the Group to make appropriate initiation, approval, testing and implementation of changes to the relevant IT systems. Moreover, the Group did not maintain effective controls to ensure data security, including the failure to implement a disaster recovery plan and fully test the Group's back-up system. This material weakness created a reasonable possibility that the application controls, which rely upon these IT general controls, are ineffective resulting in a reasonable possibility of a material misstatement of several of the Group's significant accounts, including revenues and payroll expenses.

Impairment Reviews of Long-lived and Intangible Assets

        The Group did not have sufficient processes and effective controls over the potential impairment of its long-lived and intangible assets, including goodwill. In particular, in the absence of strategic plans for the Group's operations and cash flows, the Group did not have the ability to accurately prepare related fair market value calculations necessary to determine a potential impairment write-down with respect to such assets. As a result of this deficiency, long-lived assets may not be identified on a timely basis for impairment testing and the Group's analysis may be based on incorrect data or improper assumptions. This material weakness did not result in material adjustments to the Group's consolidated financial statements; however, there is a reasonable possibility that due to this control deficiency a material misstatement of the Group's consolidated financial statements will not be prevented or detected on a timely basis.

Accounting for Subsidiaries, Associates and Other Investments

        The Group did not maintain effective controls over the accounting for its subsidiaries, associates and other investments and the related disclosures in accordance with IFRS and U.S. GAAP. Specifically, the Group did not design and put in place effective controls to ensure proper purchase price allocation and the consolidation of newly-acquired subsidiaries. Moreover, the Group did not maintain effective controls over the preparation of IFRS financial statements by the Group's consolidated subsidiaries and associates. The Group also did not have sufficient controls in place to monitor the appropriate classification of its investments as short or long-term assets and to ensure the complete recognition of interest income at the end of each period. This material weakness resulted in material adjustments to several of the Group's significant accounts, including consolidated investments, equity method investments including related gains and losses, as well as short and long-term investments.

Settlement with Contractors

        The Group did not maintain effective controls over the completeness and accuracy of its accounting for settlements with contractors. Specifically, the Group did not design and put in place effective controls to ensure proper reconciliation of balances (e.g., accounts payables) with contractors and to undertake sufficient follow-up procedures on reconciling items to ensure certain financial data in the Group's consolidated financial statements is accurate. Moreover, the Group did not maintain effective controls to ensure proper off-setting of advances paid with related payables in accordance with certain agreement terms and did not ensure appropriate accounting for cut-off issues. This material weakness resulted in material adjustments to several of the Group's significant accounts, including other accounts payable and accrued liabilities, advances for capital construction and operating expenses.

Revenue and Expenses Recognition under Agency Agreements

        The Group did not maintain effective processes and controls over the accounting for certain of its revenues and expenses from the provision of long distance telecommunications services under agency agreements. The Group relied on its agents' billing systems without sufficient internal controls to record and report revenues and expenses from the Group's subscribers associated with these agents. The Group does not have an adequate retail billing system and did not have sufficient personnel and procedures to process data, prepare source documents, maintain information systems, issue bills and collect payments from such subscribers. This material weakness resulted in material adjustments to several of the Group's significant accounts, including operating expenses, bad debt provision and related expense and current and deferred income taxes.

Revenue Recognition related to Other Revenues

        The Group did not design and maintain effective controls over the accounting for certain revenues related to other revenue and their respective accounts receivables. Specifically, the Group's controls were not designed and operating effectively to ensure the completeness and accuracy of revenues generated from the rent of channel, television and radio transmissions, free-phone and telegraph services and equipment maintenance. This material weakness did not result in material adjustments to the Group's consolidated financial statements; however, there is a reasonable possibility that due to this control deficiency a material misstatement of the Group's consolidated financial statements related to the revenue and respective accounts receivables line items will not be prevented or detected on a timely basis.

Deferred Income Taxes

        The Group did not have sufficient processes and effective controls over the completeness and accuracy of its deferred income tax balances and disclosure in accordance with IFRS and U.S. GAAP. Specifically, the Group did not maintain adequate controls over the review of its subsidiaries' tax registers and filings, as well as over the calculation of deferred taxes, which includes the classification of the difference between the tax basis and the IFRS and U.S. GAAP accounting basis as temporary and non- temporary. In addition, the Group did not establish, design and test controls related to the valuation of its deferred tax assets. This material weakness did not result in material adjustments to the Group's consolidated financial statements; however, there is a reasonable possibility that due to this control deficiency a material misstatement of the Group's consolidated financial statements will not be prevented or detected on a timely basis.

        These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the Group's December 31, 2006 consolidated financial statements, and this report does not affect our report dated December 14, 2007 on those consolidated financial statements.

        In our opinion, management's assessment that the Group did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

/s/ ERNST & YOUNG LLC
Moscow, Russia
December 14, 2007

Item 16A.    Audit committee financial expert

        The Board of Directors has determined that Yevgeny I. Logovinsky is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Logovinsky is an independent board member as defined under the New York Stock Exchange Listing Standards.

Item 16B.    Code of Ethics

        On April 28, 2004, the Board of Directors adopted our Code of Ethics. A copy of the Code of Ethics is available on our website, http://www.rt.ru/en/centr-invest/corporate/corp-doc/.

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

  •
  prohibitions against the abuse of official powers for personal gain, including the use of our property; and

  •
  notification to the Nomination and Remuneration Committee of breaches of the Code of Ethics and, if required, of any consideration of a possible waiver from the Code of Ethics.

        As of the date of this annual report, no waivers, including implicit waivers, from the provisions of the Code of Ethics had been granted.

Item 16C.    Principal Accountant Fees and Services

Audit fees

        For professional services rendered for the audits of our financial statements and our consolidated subsidiaries for the fiscal years ended December 31, 2006 and 2005, Ernst & Young LLC, or Ernst & Young, billed a total of $2,300,000 and $1,312,000, respectively. These amounts are net of VAT and include fees billed for audits of our and certain of our consolidated subsidiaries' financial statements prepared under both International Financial Reporting Standards and Russian statutory accounting regulations and the reading of the information included in our annual reports.

Audit-related fees

        For professional audit-related services rendered, Ernst & Young billed us and our consolidated subsidiaries a total of $231,000 and $540,300, net of VAT, in 2006 and 2005, respectively. Audit-related services included the review of interim financial statements.

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

        No hours expended by Ernst & Young to audit our financial statements for 2006 were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

        In accordance with its Regulations, the Audit Committee is directly responsible for the recommendation, compensation, retention and oversight of our independent auditors. The Audit Committee recommends the independent auditors to the Board of Directors, and the Board of Directors nominates the independent auditors for approval by the general shareholders' meeting in accordance with the requirements of Russian legislation.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        In accordance with Rule 10A-3(d) of the U.S. Exchange Act, we are required to disclose all exemptions from independence standards relating to the Audit Committee.

        As of the date of this annual report, we relied on one exemption from the independence requirements of U.S. Exchange Act Rule 10A-3 (b)(1)(ii)(B) which allows foreign private issuers to have a non-management affiliated person with only observer status serve on the Audit Committee. Elena P. Selvich serves as a member of the Audit Committee and meets the exemption requirements set forth in U.S. Exchange Act Rule 10A-3(b)(1)(iv)(d) as she:

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        There were no purchases by or on our behalf or any "affiliated purchaser" of shares or other units of any class of our equity securities during the period covered by this annual report.

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        See pages F-1 to F-72 of our consolidated financial statements which are filed as part of this annual report.

Item 19.    Exhibits

Exhibit No	Description
1.1	Charter (Articles of Association) of Open Joint Stock Company Long-Distance and International Communications Rostelecom (restated version No. 7), approved by the General Shareholders' Meeting on June 16, 2007+
1.2
Regulations on the General Shareholders' Meeting of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 2), approved by the General Shareholders' Meeting on June 15, 2003(2)+
1.3
Regulations on the Board of Directors of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 5), approved by the General Shareholders' Meeting on June 16, 2007+
1.4
Regulations on the Management Board of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 3), approved by the General Shareholders' Meeting on June 16, 2007+
1.5
Regulations on the General Director of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 1), approved by the General Shareholders' Meeting on June 30, 2001(1) +
1.6	Regulations On the Audit Commission of OJSC Rostelecom (restated version No. 1), approved by the General Shareholders' Meeting on June 24, 2006(5)+
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
4.2	Stock Sale and Purchase Agreement, dated October 22, 2003, among Rostelecom and CJSC Raiffeisenbank Austria(4)
4.3	Stock Sale and Purchase Agreement, dated October 27, 2003, among Rostelecom and CJSC Raiffeisenbank Austria(4)
4.4	Termination Agreement, dated October 2, 2003, among Rostelecom and RTC-Leasing(4)+
4.5	Form of Agreement to Amend Financial Lease Agreement dated October 2, 2004, among Rostelecom and RTC-Leasing(4)+
4.6	Form of Agreement to Amend Financial Lease Agreement, dated December 26, 2003 among Rostelecom and RTC-Leasing(4)
4.7	Form of Agreement to Novate Obligations under the Financial Lease Agreements, dated January 29, 2004, among RTC-Leasing and Rostelecom(4)
4.8	Form of Assignment, dated February 12, 2004 among RTC-Leasing and Westelcom(4)

4.9	Ownership Interest Purchase Agreement, dated as of March 13, 2002, by and among SFMT-CIS, Inc., LLC Teleross and Rostelecom(3)
4.10	Subscription Agreement, dated as of September 5, 2002 by and among Golden Telecom, Inc. and Rostelecom(3)
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
4.14	Loan Agreement, dated August 16, 1994, among Rostelecom, the Council of Ministers of the Russian Federation and Vnesheconombank(4)+
4.15	Agency Agreement, dated June 5, 2003, among Rostelecom and OJSC Alfa-Bank(4)+
4.15.1	Amendment to Agency agreement, dated June 17, 2003, among Rostelecom and OJSC Alfa-Bank(4)
4.16	Debt Repayment Agreement among Ministry of Finance of the Russian Federation, Vnesheconombank and Rostelecom, dated June 19, 2003(4)+
4.17	Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz+
4.17.1	Appendix No. 1 (Form 1) to Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz+
4.17.2	Appendix No. 1 (Form 2) to Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz+
4.17.3	Appendix No. 2 to Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz+
4.17.4	Additional Agreement No. 1, dated June 9, 2006, to Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz+

4.18	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. 1-DVF dated August 8, 2003 between Rostelecom and Dalsvyaz(5)+
4.18.1	Additional Agreement No. 1, dated June 9, 2006, to Network Interconnection Contract No. 1-DVF dated August 8, 2003, between Rostelecom and Dalsvyaz+
4.18.2	Additional Agreement No. 2, dated June 9, 2006, to Network Interconnection Contract No. 1-DVF dated August 8, 2003, between Rostelecom and Dalsvyaz+
4.18.3	Additional Agreement No. 3, dated June 9, 2006, to Network Interconnection Contract No. 1-DVF dated August 8, 2003, between Rostelecom and Dalsvyaz+
4.18.4	Additional Agreement No. 4, dated August 10, 2007, to Network Interconnection Contract No. 1-DVF dated August 8, 2003, between Rostelecom and Dalsvyaz+
4.19	Service Provision Agreement No. 753-05-23, dated January 1, 2006, between Rostelecom and Dalsvyaz(5)+
4.19.1	Additional Agreement No. 1, dated June 9, 2006, to Service Provision Agreement No. 753-05-23, dated January 1, 2006, between Rostelecom and Dalsvyaz+
4.19.2	Additional Agreement No. 2, dated August 10, 2006, to Service Provision Agreement No. 753-05-23, dated January 1, 2006, between Rostelecom and Dalsvyaz+
4.20	Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract No. 05-21/0155, dated October 24, 2003, between Rostelecom and VolgaTelecom(5)+
4.20.1	Additional Agreement No. 1, dated July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom+
4.20.2	Additional Agreement No. 2, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom+
4.20.3	Additional Agreement No. 3, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom+
4.20.4	Additional Agreement No. 4, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom+
4.20.5	Additional Agreement No. 5, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom+
4.20.6	Additional Agreement No. 6, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom+
4.20.7	Additional Agreement No. 7, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom+

4.20.8	Additional Agreement No. 8, dated June 4, 2007, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom+
4.21	Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom+
4.21.1	Appendix No. 1 (Form 1) to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom+
4.21.2	Appendix No. 1 (Form 2) to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom+
4.21.3	Appendix No. 2 to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom+
4.21.4	Appendix No. 3 to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom+
4.21.5	Appendix No. 4 to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom+
4.22	Service Provision Agreement No. 1096-05 (748-05-23), dated December 27, 2005, between Rostelecom and VolgaTelecom(5)+
4.22.1	Additional Agreement No. 1, dated July 4, 2007, to Service Provision Agreement No. 1096-05 (748-05-23), dated December 27, 2005, between Rostelecom and VolgaTelecom+
4.23	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. 03-01-01, dated August 1, 2003, between Rostelecom and North-West Telecom(5)+
4.23.1	Additional Agreement No. 1, dated November 1, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract, between Rostelecom and North-West Telecom+
4.23.2	Additional Agreement No. 3, dated November 1, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract, between Rostelecom and North-West Telecom+
4.24	Service Provision Agreement No. 03-01-1035 (747-05-23), dated January 1, 2006, between Rostelecom and North-West Telecom(5)+
4.24.1	Additional Agreement No. 1, dated August 16, 2007, to Service Provision Agreement No. 03-01-1035 (747-05-23), dated January 1, 2006, between Rostelecom and North-West Telecom+
4.25	Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(5)+
4.25.1	Appendix No. 1 (Form 1) to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(5)+
4.25.2	Appendix No. 1 (Form 2) to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(5)+
4.25.3	Appendix No. 2 to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(5)+

4.25.4	Appendix No. 3 to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom+
4.25.5	Appendix No. 4 to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom+
4.26	Agreement, dated December 28, 2005, on Amendments to Network Interconnection Contract No. 1-01, dated August 1, 2003, between Rostelecom and Sibirtelecom(5)+
4.26.1	Additional Agreement No. 1, dated March 9, 2006, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003(5)+
4.26.2	Additional Agreement No. 2, dated March 9, 2006, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003(5)+
4.26.3	Additional Agreement No. 3, dated March 9, 2006, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003(5)+
4.26.4	Additional Agreement No. 4, dated June 14, 2007, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003+
4.27	Service Provision Agreement No. 751-05-23, dated December 28, 2005, between Rostelecom and Sibirtelecom(5)+
4.27.1	Additional Agreement No. 1, dated January 1, 2006, to Service Provision Agreement No. 751-05-23, dated December 28, 2005, between Rostelecom and Sibirtelecom(5)+
4.28	Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(5)+
4.28.1	Appendix No. 1 (Form 1) to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(5)+
4.28.2	Appendix No. 1 (Form 2) to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(5)+
4.28.3	Appendixes No. 2, 3, 4 to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(5)+
4.28.4	Agreement, dated June 26, 2007, on Amendments to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform+
4.29	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. UF/D-MRK-01/03, dated August 1, 2003, between Rostelecom and Uralsvyazinform(5)+
4.29.1	Additional Agreement No. 1a, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(5)+
4.29.2	Additional Agreement No. 2, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(5)+
4.29.3	Additional Agreement No. 3, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(5)+
4.29.4	Additional Agreement No. 4, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(5)+

4.29.5	Additional Agreement No. 5, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(5)+
4.29.6	Additional Agreement No. 6, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(5)+
4.29.7	Additional Agreement No. 7, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(5)+
4.29.8	Additional Agreement No. 8, dated March 26, 2007, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006+
4.29.9	Version 2 of Appendix No. 5 to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(5)+
4.30	Service Provision Agreement No. 752-05-23, dated January 1, 2006, between Rostelecom and Uralsvyazinform(5)+
4.30.1	Additional Agreement No. 1, dated January 1, 2006, to Service Provision Agreement No. 752-05-23, dated January 1, 2006, between Rostelecom and Uralsvyazinform(5)+
4.30.2	Additional Agreement No. 2, dated January 1, 2006, to Service Provision Agreement No. 752-05-23, dated January 1, 2006, between Rostelecom and Uralsvyazinform(5)+
4.31	Agency Agreement No. 55-06-23, dated June 9, 2006, between Rostelecom and Southern Telecommunications Company+
4.31.1	Appendix No. 1 (Form 1) to Agency Agreement No. 55-06-23, dated June 9, 2006, between Rostelecom and Southern Telecommunications Company+
4.31.2	Appendix No. 1 (Form 2) to Agency Agreement No. 55-06-23, dated June 9, 2006, between Rostelecom and Southern Telecommunications Company+
4.31.3	Appendix No. 2 to Agency Agreement No. 55-06-23, dated June 9, 2006, between Rostelecom and Southern Telecommunications Company+
4.32	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. 1, dated August 1, 2003, between Rostelecom and Southern Telecommunications Company(5)+
4.32.1	Additional Agreement No. 1, dated June 9, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and Southern Telecommunications Company+
4.32.2	Additional Agreement No. 2, dated March 20, 2007, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and Southern Telecommunications Company+
4.33	Service Provision Agreement No. 750-05-23, dated January 1, 2006, between Rostelecom and Southern Telecommunications Company(5)+
4.34	Agency Agreement No. 6595/06-D(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom+
4.34.1	Appendix No. 1 (Form 1) to Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom+

4.34.2	Appendix No. 1 (Form 2) to Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom+
4.34.3	Appendix No. 2 to Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom+
4.34.4	Appendix No. 3 to Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom+
4.35	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. CF-00-00-1100, dated August 1, 2003, between Rostelecom and CenterTelecom(5)+
4.35.1	Additional Agreement No. 1, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom+
4.35.2	Additional Agreement No. 2, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom+
4.35.3	Additional Agreement No. 3, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom+
4.35.4	Additional Agreement No. 4, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom+
4.35.5	Additional Agreement No. 5, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom+
4.35.6	Additional Agreement No. 6, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom+
4.35.7	Additional Agreement No. 7, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom+
4.35.8	Additional Agreement No. 8, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom+
4.36	Service Provision Agreement No. 749-05-23, dated January 1, 2006, between Rostelecom and CenterTelecom(5)+
4.36.1	Additional Agreement No. 1 to the Contract between OAO Rostelecom and OJSC CenterTelecom No. 6479/05-D(749-05-23) dated January 01, 2006+
4.36.2	Additional Agreement No. 2 to the Contract between OAO Rostelecom and OJSC CenterTelecom No. 6479/05-D(749-05-23) dated January 01, 2006+
4.37	Agency Agreement No.35-06-23, dated November 1, 2006, between Rostelecom and North-West Telecom+
8.1	List of subsidiaries of Rostelecom

11.1	The Code of Ethics of Rostelecom(4)+
12.1	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

(5)
Incorporated by reference to the annual report on Form 20-F of OJSC Rostelecom for the fiscal year ended December 31, 2005.

+ English translation.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OPEN JOINT STOCK COMPANY LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS ROSTELECOM
Date: December 17, 2007
	By:	/s/ VLADIMIR V. TEREKHOV
		Name:	Vladimir V. Terekhov
		Title:	Acting General Director (CEO)
	By:	/s/ ROMAN A. FROLOV
		Name:	Roman A. Frolov
		Title:	Chief Accountant (CFO)

OAO ROSTELECOM

CONSOLIDATED FINANCIAL STATEMENTS
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

FOR THE YEAR ENDED DECEMBER 31, 2006

STATEMENT OF DIRECTORS' RESPONSIBILITIES

To the Shareholders of OAO Rostelecom

1.
International convention requires that management prepare consolidated financial statements which present fairly, in all material respects, the state of affairs of the Group at the end of each financial period and of the results and cash flows for each period. Management is responsible for ensuring that all Group entities keep accounting records which disclose with reasonable accuracy the financial position of each entity and which enable them to ensure that the consolidated financial statements comply with International Financial Reporting Standards and that their statutory accounting reports comply with Russian laws and regulations. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

2.
Management considers that, in preparing the consolidated financial statements set out on pages 5 to 61, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that appropriate International Financial Reporting Standards have been followed.

3.
The consolidated financial statements, which are based on the statutory accounting reports adjusted to comply with International Financial Reporting Standards, are hereby approved on behalf of the Board of Directors.

For and on behalf of the Board of Directors:

/s/ Vladimir V. Terekhov,
Acting General Director

OAO Rostelecom
1st Tverskaya-Yamskaya, 14,
Moscow
Russian Federation

December 14, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of OAO Rostelecom

        We have audited the accompanying consolidated balance sheets of OAO Rostelecom, an open joint stock company, and subsidiaries (hereinafter referred to as the "Group") as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2006, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as published by the International Accounting Standards Board.

        International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 14, 2007 expressed an unqualified opinion on management's assessment, and an adverse opinion on the effectiveness of the Group's internal control over financial reporting. Subsequent to the July 19, 2007 issuance of our previous report disclaiming opinions on management's incomplete assessment and on the effectiveness of the Group's internal controls over financial reporting, the Group completed its 2006 assessment of the effectiveness of the Group's internal control over financial reporting.

/s/ ERNST & YOUNG LLC
Moscow, Russia
December 14, 2007

OAO ROSTELECOM

CONSOLIDATED BALANCE SHEETS

(In millions of Russian Rubles)

		December 31,
	Notes	2006	2005	2004
ASSETS
Non-current assets
Property, plant and equipment	6	39,186	40,628	45,987
Goodwill and other intangible assets	7	2,795	—	9
Investments in associates	9	330	331	2,511
Long-term financial investments	10	5,728	3,343	264
Other non-current assets		71	13	17

Total non-current assets		48,110	44,315	48,788

Current assets
Inventory		564	761	614
Accounts receivable	11	8,821	5,232	5,375
Prepaid income tax		154	373	238
Short-term investments	12	8,496	12,238	8,150
Cash and cash equivalents	13	2,353	2,398	1,255

Total current assets		20,388	21,002	15,632

Total assets		68,498	65,317	64,420

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	14	100	100	100
Retained earnings including other reserves		50,820	49,597	50,738

Total equity attributable to equity holders of the parent		50,920	49,697	50,838

Minority interest		25	—	—

Total equity		50,945	49,697	50,838

Non-current liabilities
Long-term loans—net of current portion	18	298	3,232	777
Non-current portion of finance lease payable	16	427	369	—
Non-current accounts payable	15	326	378	340
Non-current portion of vendor financing payable	17	362	—	353
Deferred tax liability	20	3,444	4,171	5,954

Total non-current liabilities		4,857	8,150	7,424

Current liabilities
Accounts payable, provisions and accrued expenses	15	7,372	4,056	3,191
Finance lease payable	16	78	52	—
Taxes payable		426	830	1,154
Vendor financing payable	17	1,640	1,677	706
Current portion of long-term loans	18	3,005	851	1,107
Short-term borrowings	19	175	4	—

Total current liabilities		12,696	7,470	6,158

Total liabilities		17,553	15,620	13,582

Total equity and liabilities		68,498	65,317	64,420

The notes on pages F-8 to F-72 are an integral part of these consolidated financial statements.

OAO Rostelecom

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian Rubles unless otherwise stated)

		Year ended December 31,
	Notes	2006	2005	2004
Revenue
Telephone traffic		49,121	31,629	30,398
Rent of channels		7,116	6,045	4,623
Other revenue		5,322	3,281	2,297

Total revenue	21	61,559	40,955	37,318

Operating expenses
Wages, salaries, other benefits and payroll taxes	24	(7,147)	(6,242)	(5,109)
Depreciation and amortization	6, 7	(8,418)	(7,136)	(7,498)
Impairment of property, plant and equipment and goodwill	6, 7	—	(4,970)	—
Charges by network operators—international		(7,304)	(7,059)	(6,484)
Charges by network operators—national	3	(29,355)	(8,741)	(7,883)
Administration and other costs	23	(5,553)	(3,877)	(3,353)
Taxes other than on income		(621)	(492)	(587)
Repairs and maintenance		(866)	(822)	(813)
Bad debt (expense)/recovery	11	(389)	140	(369)
Loss on sale of property, plant and equipment		(601)	(1,356)	(217)

Total operating expenses		(60,254)	(40,555)	(32,313)

Operating profit		1,305	400	5,005

Income/(loss) from associates	9	19	169	(25)
Interest expense		(133)	(77)	(13)
Interest income		900	886	478
Income from sale of investments		52	408	—
Other non-operating income, net		81	55	72
Foreign exchange gain/(loss), net		219	(168)	102

Profit before tax		2,443	1,673	5,619

Current tax charge		(2,411)	(2,829)	(2,892)
Deferred tax benefit		1,424	2,134	1,539

Income tax expense	20	(987)	(695)	(1,353)

Profit for the period		1,456	978	4,266

Attributable to:
Equity holders of the parent		1,458	978	4,266
Minority interest		(2)	—	—

		Rubles	Rubles	Rubles
Earnings per share attributable to equity holders of the parent—basic and diluted	25	1.50	1.01	4.39

The notes on pages F-8 to F-72 are an integral part of these consolidated financial statements.

OAO Rostelecom

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian Rubles)

		Year ended December 31,
	Note	2006	2005	2004
Cash flows from operating activities
Profit before tax		2,443	1,673	5,619
Adjustments to reconcile net income before tax to cash generated from operating activities:
Depreciation and amortization	6, 7	8,418	7,136	7,498
Impairment losses	6	—	4,970	—
Bad debt expense/(recovery)	11	389	(140)	369
(Income)/loss from associates	9	(19)	(169)	25
Loss on sale of property, plant and equipment		601	1,356	217
Income from sale of investments		(52)	(408)	—
Net interest and other non-operating income		(848)	(864)	(537)
Other non-monetary expense		—	—	4
Foreign exchange (gain)/loss, net		(219)	168	(102)
Changes in net working capital:
(Increase)/decrease in accounts receivable		(4,242)	(421)	4,581
Decrease/(increase) in inventories		198	44	(81)
Increase/(decrease) in payables and accruals		2,449	49	(7,132)

Cash generated from operations		9,118	13,394	10,461
Interest paid		(426)	(193)	(94)
Interest received		778	766	202
Income tax paid		(2,049)	(3,024)	(2,815)

Net cash provided by operating activities		7,421	10,943	7,754

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(7,177)	(7,788)	(4,502)
Proceeds from sale of property, plant and equipment		414	183	289
Purchase of available-for-sale investments, net		—	(59)	—
Purchase of financial assets, other than available-for-sale investments		(14,594)	(32,174)	(13,550)
Proceeds from sale of available-for-sale investments, net of direct costs		67	699	—
Proceeds from sale of investment other than available-for-sale, net of direct costs		18,218	28,824	12,156
Dividends received from associates		97	99	74
Cash acquired as a result of obtaining control over GlobalTel		—	140	—
Purchase of subsidiaries, net of cash acquired		(1,481)	—	—

Net cash used in investing activities		(4,456)	(10,076)	(5,533)

Cash flows from financing activities
Drawdown of interest bearing loans		898	3,082	343
Repayment of interest bearing loans		(1,297)	(1,137)	(1,951)
Repayment of lease obligations		(55)	(33)	(520)
Repayment of vendor financing payable		(711)	—	—
Dividends paid		(1,839)	(1,637)	(1,359)

Net cash provided by/(used in) financing activities		(3,004)	275	(3,487)

Effect of exchange rate changes on cash and cash equivalents		(6)	1	(8)

Net (decrease)/increase in cash and cash equivalents		(45)	1,143	(1,274)
Cash and cash equivalents at beginning of year		2,398	1,255	2,529

Cash and cash equivalents at the end of year		2,353	2,398	1,255

Non-monetary transactions:
Non-cash additions to property, plant and equipment and intangible assets		962	412	—

The notes on pages F-8 to F-72 are an integral part of these consolidated financial statements.

OAO Rostelecom

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Russian Rubles)

		Attributable to equity holders of the parent
	Note	Share capital	Unrealized gain on available- for-sale investments	Retained earnings	Total	Minority interest	Total equity
Balance at December 31, 2003		100	363	47,507	47,970	191	48,161
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	32	—	32	—	32

Total income and expense for the period recognized directly in equity		—	32	—	32	—	32
Profit for the period		—	—	4,266	4,266	—	4,266

Total income and expense		—	32	4,266	4,298	—	4,298
Minority interest in disposed subsidiaries		—	—	—	—	(191)	(191)
Dividends		—	—	(1,430)	(1,430)	—	(1,430)

Balance at December 31, 2004		100	395	50,343	50,838	—	50,838
Effect of obtaining control over GlobalTel	5	—	—	(826)	(826)	—	(826)
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	736	—	736	—	736
Transferred to profit on sale		—	(243)	—	(243)	—	(243)

Total income and expense for the period recognized directly in equity		—	493	—	493	—	493
Profit for the period		—	—	978	978	—	978

Total income and expense		—	493	978	1,471	—	1,471
Dividends	14	—	—	(1,786)	(1,786)	—	(1,786)

Balance at December 31, 2005		100	888	48,709	49,697	—	49,697
Minority interest in purchased subsidiaries		—	—	—	—	27	27
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	1,806	—	1,806	—	1,806

Total income and expense for the period recognized directly in equity		—	1,806	—	1,806	—	1,806
Profit for the period		—	—	1,458	1,458	(2)	1,456

Total income and expense		—	1,806	1,458	3,264	(2)	3,262
Dividends	14	—	—	(2,041)	(2,041)	—	(2,041)

Balance at December 31, 2006		100	2,694	48,126	50,920	25	50,945

The notes on pages F-8 to F-72 are an integral part of these consolidated financial statements

OAO ROSTELECOM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

(In millions of Russian Rubles unless otherwise stated)

1.     REPORTING ENTITY

        These consolidated financial statements are presented by OAO Rostelecom ("Rostelecom" or the "Company"), and its subsidiaries (together the "Group"), which are incorporated in the Russian Federation ("Russia"). The principal activity of the Group is to provide domestic (DLD) and international (ILD) long-distance telecommunications services to the Government, businesses and individuals of Russia. The Group operates the main intercity network and the international telecommunications gateways of the Russian Federation, carrying traffic that originates in other national and international operators' networks to other national and international operators for termination.

        The Company's headquarters are located in Moscow at 1st Tverskaya-Yamskaya Street, 14.

        These consolidated financial statements incorporate the results of operations of the Company and its subsidiaries, as detailed in Note 8.

        Rostelecom was established as an open joint stock company on September 23, 1993 in accordance with the Directive of the State Committee on the Management of State Property of Russia No. 1507-r, dated August 27, 1993. As of December 31, 2006, the Government of the Russian Federation controlled indirectly 50.67% of the voting share capital of the Company, by virtue of its 75% less one share direct holding in OAO Svyazinvest ("Svyazinvest"), the parent company of Rostelecom.

2.     BASIS OF PRESENTATION

        These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards ("IFRS").

        The Group maintains its accounting records and prepares its statutory accounting reports in accordance with Russian accounting legislation and instructions in Russian Rubles (Rbl). These consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards and interpretations prescribed by the International Accounting Standards Board ("IASB").

        The consolidated financial statements have been prepared using the historical cost convention, except for restatement of property, plant and equipment for the effects of inflation up to December 31, 2002, and modified by the initial valuation of property, plant and equipment and measurement of available-for-sale investments at fair value (refer to Note 4). The functional currency of the Company and each of its subsidiaries and the reporting currency for these consolidated financial statements is the Russian Ruble (Rbl).

3.     OPERATING ENVIRONMENT OF THE GROUP

General

        Whilst there have been improvements in the Russian economic situation, such as an increase in gross domestic product and a reduced rate of inflation, Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

New scheme of settlements with regional subscribers and operators

        In 2005 a set of new rules and regulations in the national telecommunications sector was enacted by the Ministry of Information Technologies and Communications as part of the regulatory reform and restructuring of the national telecommunications sector aimed to facilitate competition and make the industry more attractive for investors. New rules and regulations resulted in change of the Group's status as a monopoly supplier of long-distance and international telecommunications services, effective January 1, 2006. The new regulations allowed telecommunications operators to apply for long-distance telecommunications licenses, two alternative operators received the respective licenses and started providing long-distance and international communication services during 2006.

        Before January 1, 2006 the Group provided long-distance traffic transit services to Svyazinvest inter-regional telecommunications companies (IRCs) and to other Russian operators. In Moscow the Group provided long-distance services to subscribers directly. In every region of the Russian Federation, Svyazinvest IRCs and other operators independently billed for long-distance services provided to their local network subscribers (except for subscribers in Moscow). The operators settled with the Group for long-distance call transit and termination services, and the Group, in turn, paid the respective operator for call termination services. In Moscow the Group billed subscribers for long-distance services directly. Starting January 1, 2006, in accordance with the new regulations, the Group bills end users for long-distance services directly charging them the full tariffs, previously charged by the IRCs and other operators. This led to a significant increase in revenue for the year ended December 31, 2006 and accounts receivable as of December 31, 2006, as compared to the revenues for the year ended December 31, 2005 and accounts receivable as of December 31, 2005 (refer to Notes 11 and 21).

        Currently, the Group does not have at its disposal sufficient staff and other resources to process, prepare and analyze source documents, maintain information systems, issue bills, and collect payments to the full extent necessary. In order to perform activities and ensure the corresponding infrastructure to conform to the new regulatory requirements, effective January 1, 2006, the Group entered into service contracts with Svyazinvest IRCs and other operators of local and intra-regional networks to act as the Company's regional agents. Contracted services include customer services to end users, invoicing, and collection of payments for long-distance services provided by the Group. While relying on resources and data supplied by contracted service providers in calculating charges for long-distance services, the Group bears responsibility for calculating charges in compliance with applicable regulations. Moreover, during 2006 the Group started performing subscriber billing and collection activities directly in relation to the largest subscribers located outside Moscow.

        As a result, during the year ended December 31, 2006 in addition to the fees paid for call termination services, the Group also incurred agent fees in connection with the service contracts amounted to 6,647 which included in charges by national network operators in the consolidated statement of income for the year ended December 31, 2006. In addition, the new legislation introduced compensation payments which are to be made by the Group to IRC as a reimbursement for the expected reduction in their profitability. Charges by national network operators in the consolidated statement of income include 4,397 of such compensation payments, which are incurred by the Group during 2006. The legislation stipulates that these payments are only enacted for the period from January 1, 2006 to January 1, 2008.

        Management believes that revenues are stated fairly. At the same time management considers that the Group faces the following risks as a result of change in the settlement scheme:

  •
  Risks associated with the functional capabilities of information and billing systems of the Svyazinvest Group companies and other intra-regional and local operators;

  •
  Risks associated with the servicing of end users by the Company;

  •
  Risks associated with the transfer of information on subscribers;

  •
  Risks associated with the regulation of tariff policy.

        Management believes that the above mentioned risks do not require adjustments to the consolidated financial statements. Such adjustments would be recognized in the consolidated financial statements in the period in which they occur if sufficient information exists to estimate their amount reliably.

        Taking into consideration the extremely short period passed since the new rules in the telecommunications sector came into force as well as significant uncertainty in interpretation of the new telecommunications legislation, it is possible that the rules will be partly revised in future.

        The tables below summarize the effect of changes in telecommunications legislation on the Group's assets, liabilities, revenues and related expenses:

	December 31,
	2006	2005
Accounts receivable
Local operators	729	331
Subscribers	2,756	—
Accounts payable, provisions and accrued expenses
Local operators	(1,970)	(48)
Subscribers	(348)	(15)

Net effect	1,167	268

	Year ended December 31,
	2006	2005
Revenue from telecommunications services
Local operators	520	17,618
Subscribers	34,985	164
Charges by network operators—national
Agent fees	(6,647)	—
Interconnection fees	(18,111)	(5,990)
Bad debt expense	(369)	—

Net effect	10,378	11,792

Inflation

        The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

For the year ended December 31,	Annual inflation
2006	9.0%
2005	10.9%
2004	11.7%

Source: Federal Service of Public Statistics

4.     PRINCIPAL ACCOUNTING POLICIES

        Set out below are the principal accounting policies used to prepare these consolidated financial statements:

Changes in Accounting Policies

        The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted those new/revised standards mandatory for financial years beginning on or after January 1, 2006. The changes in accounting policies result from adoption of the following new or revised standards:

  •
  IAS No. 19 (amended 2005), "Employee Benefits",

  •
  IAS No. 21 (amended 2005), "The Effects of Changes in Foreign Exchange Rates",

  •
  IAS No. 39 (amended 2005), "Financial Instruments: Recognition and Measurement",

  •
  IFRIC No. 4 "Determining whether an Arrangement contains a lease",

  •
  IFRIC No. 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds",

  •
  IFRIC No. 6 "Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment".

        The adoption of these standards and interpretations did not have material impact on the Group's results of operations, financial position and cash flows.

Significant Accounting Judgments and Estimates

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

Impairment of Property, Plant and Equipment

        The Group assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the assets' recoverable amount. An asset's recoverable amount is higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets. In 2005, the Group recognized an impairment loss of 4,970 (refer to Notes 6 and 7) related to the impact of the new rules and regulations of the regulatory reform and restructuring of the national telecommunications sector as discussed in detail in Note 3. Based on management's analysis there were no indicators of impairment of assets or release of impairment losses of the previous year as of December 31, 2006.

        The determination of impairment of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or group of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Methods used to determine the value in use include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

Useful Lives of Items of Property, Plant and Equipment

        The Group assesses the remaining useful lives of items of property, plant and equipment at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors".

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

Site Restoration Provisions

        The Group reviews site restoration provisions at each balance sheet date and adjusts them to reflect the current best estimate in accordance with IFRIC 1 "Changes in Existing Decommissioning, Restoration and Similar Liabilities". The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Considerable judgment is required in forecasting future site restoration costs. Future events that may affect the amount required to settle an obligation are reflected in the amount of a provision where there is sufficient objective evidence that they will occur.

Post-Employment Benefits

        The Group uses actuarial valuation method for measurement of the present value of defined post-employment benefit obligations and related current service cost (refer to Note 24). This involves the use of demographic assumptions about the future characteristics of current and former employees who are eligible for benefits (mortality, both during and after employment, rates of employee turnover, etc.) as well as financial assumptions (discount rate, future salary and benefit levels, etc.).

Allowances

        The Group makes allowances for doubtful accounts receivable. Significant judgment is used to estimate doubtful accounts. In estimating doubtful accounts historical and anticipated customer performance are considered. Changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in the consolidated financial statements. As of December 31, 2006, 2005 and 2004, allowances for doubtful accounts have been created in the amount of 1,594, 1,371 and 2,284, respectively (refer to Note 11).

Goodwill

        The Group determines whether goodwill is impaired on an annual basis. This requires an estimation of the value in use of the cash-generating unit(s) to which goodwill is allocated. Estimating the value in use requires the Group to make an estimate of expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate present value of those cash flows. As at the reporting date the Group estimated the value in use of cash-generating units higher than the carrying amount of their net assets including goodwill. Thus, no impairment losses were recognized at December 31, 2006. The carrying amount of goodwill as of December 31, 2006 is 939. More details are provided in Note 7.

Litigations

        The Group exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates may significantly affect future operating results.

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

        Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20% and 50% of the voting ownership interest or by power to participate in the financial and operating policy decisions of associates. The Group's share of the net income or losses of associates is included in the consolidated statement of income, the Group's share of movement in reserves is recognized in equity and the Group's share of the net assets of associates is included in the consolidated balance sheet.

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

Goodwill and excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost

        Goodwill represents the excess of the cost of acquisition over the net fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associate. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

        Goodwill is not amortized. Instead it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date allocated to each of the cash-generating units or groups of cash-generating units expected to benefit from the combination's synergies, irrespective of whether other assets and liabilities of the Group are assigned to those units or group of units. Each unit or group of units to which goodwill is so allocated:

  •
  Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

  •
  Is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

        Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of cash-generating unit retained.

        In case of excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost of business combination the Group:

  (a)
  reassesses the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination:

  (b)
  recognizes in profit or loss any excess remaining after that reassessment immediately.

Property, plant and equipment

        Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. The cost of the network comprises all expenditures up to and including the cabling and wiring to the local telephone operator's intercity exchange, and includes contractors' charges and payments on account, materials, direct labor, and interest costs on specific project financing up to the date of commissioning of the relevant assets.

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

        Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Number of years
Buildings and site services	10–50
Cable and transmission devices:
• Channels	10–40
• Cable	30–40
• Radio and fixed link transmission equipment	15–20
• Telephone exchanges	15
Other	5–10

        The useful life of assets encompasses the entire time they are available for use, regardless of whether during that time they are in use or idle. The useful lives and residual value of assets and methods are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for prospectively (refer to Note 6). Depreciation of an asset ceases at the earlier of the date the asset is classified as held for sale and the date the asset is derecognized.

        At each balance sheet date an assessment is made as to whether there is any indication that the Group's assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as a loss in the statement of income. Any subsequent increase in the recoverable amount of the assets is reversed when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. Increase of the recoverable amount is limited to the lower of its recoverable amount and carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

        The recoverable amount is determined as the higher of the assets' fair value less cost to sell, or value in use. The value in use of the asset is estimated based on forecast of future cash inflows and outflows to be derived from continued use of the asset and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate.

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

Leases

        The Group has operating and finance leases that are accounted as mentioned below.

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

        Indefeasible Rights of Use (IRU) represent the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset's economic life. Such assets are included in property, plant and equipment in the consolidated balance sheets. They are depreciated over the shorter of the expected period of use and the life of the contract.

        Leases, including IRU leases, where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Intangible assets

        Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite.

        Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whether there is an indication that the intangible asset may be impaired. Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end and, if expectations differ from pervious estimates, the changes are accounted for as changes in accounting estimates. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.The amortization expense on intangible assets with finite lives is included in depreciation and amortization expenses in the consolidated statements of income.

        Intangible assets with indefinite useful lives are not amortised, but tested for impairment annually or more frequently when indicators of impairment exist, either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Inventory

        Inventory principally consists of fuel and spare parts for the network. Inventory is stated at the lower of cost incurred in bringing each item to its present location and its net realizable value. Cost is calculated on a first in first out basis. Items used in the construction of new plant and equipment are capitalized as part of the related asset. Inventory used in the maintenance of equipment is charged to operating costs as utilized and included in repair and maintenance and other costs in the consolidated statements of income.

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

        The Group had no securities classified as held-to-maturity or at fair value through profit or loss at December 31, 2006, 2005 and 2004. Loans and receivables, including bills of exchange, are stated at amortized cost determined on an individual basis.

Derivative financial instruments and hedging

        Although it's not its current practice, in rare circumstances the Group can use derivative financial instruments such as interest rate swaps to hedge its risks associated with interest rate fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The fair value of interest rate swap contracts is determined by reference to the market values for similar instruments.

        Any gains or losses arising from changes in fair value of derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year.

        For the years ended December 31, 2006, 2005 and 2004 the Group did not have any derivatives designated as hedging instruments. Therefore, the gain or loss on a derivative instruments held by the Group was recognized currently in income. The net loss of 15 related to the change in the fair value of the interest rate swap contract (refer to Notes 15 and 18) was included in the non-operating income in the consolidated statement of income for the year ended December 31, 2006.

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

        Deferred income tax liabilities are recognized for all taxable temporary differences:

  •
  except where the deferred income tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  •
  in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

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

        Prior to 2006, the Group charged and paid to regional local telephone operators and other telecommunications service providers in Russia either an agreed proportion of the amounts they billed to their subscribers or an agreed settlement rate based on traffic minutes. For outgoing telephone traffic originating in Moscow, subscribers were charged directly by the Group based on pre-set per minute tariffs regulated by the Ministry of Telecommunications.

        As referred to in Note 3 above, effective January 1, 2006, as a result of regulatory reform in the telecommunications industry, new regulations and rules were put in force that changed principles of interaction between the Group, local operators and end users in providing long-distance services. The introduction of the new settlement system represents a change in business practice resulting in new accounting for changed practice. Therefore, starting from January 1, 2006, the Group charges all its subscribers throughout Russia for outgoing telephone traffic based on pre-set per minute tariffs regulated by the Ministry of Telecommunications. The Group is charged by regional local operators for originating and terminating calls. The Group also incurs agent fees in connection with the service contracts concluded with regional local operators.

        The Group charges amounts to foreign network operators for incoming calls and other traffic that originate outside Russia. The Group is charged by foreign operators for completing international calls. These revenues and costs are shown gross in the consolidated financial statements.

        Amounts payable to and receivable from the same operators are shown net in the balance sheet where a legal right of offset exists and there is intention either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

        Revenues from the sale of transmission capacity on terrestrial and submarine cables, which relates to IRU under operating leases where the Group is a lessor, are recognized on a straight-line basis over the life of the contract.

Employee benefits

        The Group operates a defined benefit pension scheme which requires one-off contributions, representing net present value of future monthly payments to employees, to be made by the Group to a separately administered pension fund upon employees' dismissal. A participating employee with fifteen or more years of service in telecommunications industry is eligible for the pension provided dismissal is accepted within one month after the statutory retirement age. The pension fund is liable for payments to the retired employees. Under the scheme benefits payable are indexed periodically. Actuarial gains and losses are recognized in the statement of income immediately.

        The Group also participates in a defined contribution plan. Contributions made by the Group on defined contribution plans are charged to expenses when incurred. Effective January 1, 2004, maximum contribution is established at 100 Rubles per month per employee.

        The Group accrues for the employees' compensated absences (vacations) as the additional amount that the Group expects to pay as a result of the unused vacation that has accumulated at the balance sheet date.

        Under provision of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Group by the application of a regressive rate (from 26% to 2%) to the annual gross remuneration of each employee. The Group allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund varies from 20% to 2% depending on the annual gross salary of each employee. The Group's contributions relating to UST are expensed in the year to which they relate.

Advertising costs

        Advertising costs are charged to the statement of income as incurred.

Borrowing costs

        Borrowing costs are expensed, except for those that would have been avoided if the expenditure to acquire the qualifying asset had not been made. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average rate of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining the qualifying asset. Qualifying borrowing costs are capitalized with the relevant qualifying asset from the date the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred until the related asset is substantially ready for its intended use. Capitalized borrowing costs are subsequently charged to the statement of income in the period over which the asset is depreciated.

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

        As at December 31, 2006, 2005 and 2004, the rates of exchange used for translating foreign currency balances were (in Russian Rubles for one unit of foreign currency):

	2006	2005	2004
US Dollars	26.33	28.78	27.75
Japanese Yen	0.2216	0.2453	0.2675
Special Drawing Rights (SDR)	39.58	41.13	42.98
EURO	34.70	34.18	37.81

Source: the Central Bank

Dividends

        Dividends are recognized when the shareholder's right to receive the payment is established. Dividends in respect of the period covered by the financial statements that are proposed or declared after the balance sheet date but before approval of the financial statements are not recognized as a liability at the balance sheet date in accordance with IAS No. 10, "Events After the Balance Sheet Date". The amount of dividends declared after the balance sheet date but before the financial statements were authorized for issue is disclosed in Note 32.

Minority interest

        Minority interest includes that part of the net results of operations and of net assets of subsidiaries attributable to interests which are not owned, directly or indirectly through subsidiaries, by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minority's portion of movements in net assets since the date of the combination. The losses applicable to the minority interest holder in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary.

        The excess, and any further losses applicable to the minority, are charged against the majority interest, except to the extent that the minority has a binding obligation to, and is able to, make good for the losses. If the subsidiary subsequently reports profits, the majority interest holder is allocated all such profits until the minority's interest holder share of losses previously absorbed by the majority has been recovered. If a subsidiary or an associate has outstanding cumulative preferred shares which are held outside the Group, the Company computes its share of profits or losses after adjusting for the preferred dividends, whether or not the dividends have been declared.

        Minority interest in the acquiree is stated at the minority's interest holder proportion of the net fair values of the acquiree's identifiable assets, liabilities and contingent liabilities recognized as part of allocating the cost of the combination at the acquisition date.

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

Segment information

        Effective December 1, 2003, the Group operates only in one segment being provision of telecommunications services.

        Operating segments were identified based on the organizational structure of the Group and types of activities the Company and its subsidiaries are engaged in.

Reclassifications

        The classification of revenue was amended in the consolidated statement of income for the year ended December 31, 2006. The change in the classification of revenue is due to introduction of the new regulations in telecommunications industry (refer to Note 3). Comparative amounts for the years ended December 31, 2005 and 2004 were reclassified to conform to current year presentation.

        The classification of revenue as it was presented in previously reported consolidated statements of income for the years ended December 31, 2005 and 2004 and as it is presented in the consolidated statements of income for the same periods are shown below.

As previously reported

	2005	2004
Local operators	25,227	22,648
Subscribers	8,955	8,740
Foreign operators	4,706	4,560
Other	2,067	1,370

Total revenue	40,955	37,318

As currently reported

	2005	2004
Telephone traffic	31,629	30,398
Rent of channels	6,045	4,623
Other revenue	3,281	2,297

Total revenue	40,955	37,318

IFRSs and IFRIC Interpretations not yet effective

        The Group has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

  •
  IFRS 7 "Financial Instruments: Disclosures",

  •
  IFRS 8 "Operating Segments",

  •
  IAS 1 (amended 2005) "Presentation of Financial Statements—Capital Disclosures",

  •
  IFRIC 8 "Scope of IFRS 2",

  •
  IFRIC 9 "Reassessment of Embedded Derivatives",

  •
  IFRIC 10 "Interim Financial Reporting and Impairment",

  •
  IFRIC 11 "IFRS 2—Group and Treasury Share Transactions".

        IFRS 7 "Financial Instruments: Disclosures" replaces the disclosure requirements of IAS 32 and must be applied for annual reporting periods that commence on or after January 1, 2007.

        The amendment of IAS 1 "Presentation of Financial Statements—Capital Disclosures" requires disclosures regarding an entity's objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007.

        IFRIC 8 clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instrument granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006.

        IFRIC 9 clarifies, that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. An entity shall apply this interpretation for annual periods beginning on or after June 1, 2006.

        Applying IFRIC 10, an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. An entity shall apply this interpretation for annual periods beginning on or after November 1, 2006.

        IFRIC 11 addresses the issues whether the certain transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2, and concerns the accounting treatment for share-based payment arrangements that involve two or more entities within the same group. An entity shall apply this interpretation for annual periods beginning on or after March 1, 2007.

        The Group expects that the adoption of the pronouncements listed above will have no significant impact on the Group's result of operation and financial positions in the period of initial application. The adoption of IFRS 7 will significantly affect the disclosures relating to financial instruments as presented in the notes to the financial statements.

5.     BUSINESS COMBINATIONS

Globus-Telecom

        On April 3, 2006 the Group in a linked transaction acquired 94.9% shares of ZAO Globus-Telecom, of which 60% was acquired from ZAO Alsean-N for 666, 15% was acquired from OAO RTC-Leasing for 155 and 20% was acquired through purchase of 100% share in OOO Telecomcenter for 281. Costs directly attributable to the business combination amounted to 21 and consist of payments for legal and consulting services. The main activity of Globus-Telecom is provision of telecommunications services, including provision of local telecommunications services, data transmission services, rent of channels, to governmental, corporate and individual customers in Moscow and other regions throughout Russia. The purchase of Globus-Telecom was aimed to strengthen competitive position of the Group in the retail market by increasing its share at Moscow corporate market and expanding the range of services provided to end-customers.

        The Group accounted for acquisition of Globus-Telecom applying the purchase method, in accordance with provisions of IFRS 3, "Business combinations". Accordingly, the results of operations and financial position of Globus-Telecom were consolidated by the Group beginning from April 3, 2006.

The following table summarizes the fair values of identifiable net assets of Globus-Telecom acquired as at the acquisition date:

April 3, 2006
Property, plant and equipment	171
Intangible assets
Number capacity	326
Contract-based intangible assets	147
Computer software	27
Inventories	2
Trade and other accounts receivable	88
Cash	12
Other current assets	53
Deferred tax liability	(98)
Long-term accounts payable	(49)
Short-term debt	(51)
Accounts payable and accrued liabilities	(167)
Other current liabilities	(17)

Fair value of net assets	444
Less: minority interest (5.1%)	(23)

Group's share of the fair value of net assets	421
Consideration paid	1,123

Goodwill	702

        The disclosure of carrying amounts of assets, liabilities and contingent liabilities of Globus-Telecom in accordance with IFRS, immediately before the business combination, is impracticable as Globus-Telecom had not been an IFRS reporter.

        From the date of acquisition, Globus-Telecom has contributed 6 to the increase of the net profit of the Group for 2006. If the combination had taken place at the beginning of the year, the profit of the Group would have been 1,447 and revenue would have been 61,652.

Zebra Telecom

        On June 13, 2006, the Group acquired 100% shares of ZAO Zebra Telecom from Starford Investments Company Ltd. for 374 in cash. The main activity of Zebra Telecom is provision of local telecommunications services and Internet services mostly in Moscow to individual customers. The purchase of Zebra Telecom was aimed to increase diversification of activities of the Group and to develop the activities related to sale of prepaid telephone cards.

        The acquisition of Zebra Telecom was accounted for using the purchase method, in accordance with provisions of IFRS 3, "Business combinations". Accordingly, the results of operations and financial position of Zebra Telecom were consolidated by the Group beginning from June 13, 2006. The following table summarizes on a provisional basis the fair values of net assets acquired as at the acquisition date:

June 13, 2006
Property, plant and equipment	42
Intangible assets
Trademarks	197
Contract-based intangible assets	3
Number capacity	1
Computer software	4
Inventories	10
Trade and other accounts receivable	35
Cash	1
Other current assets	17
Deferred tax liability	(29)
Short-term debt	(49)
Accounts payable and accrued liabilities	(95)

Fair value of net assets	137
Consideration paid	374

Goodwill	237

        The disclosure of carrying amounts of assets, liabilities and contingent liabilities of Zebra Telecom in accordance with IFRS, immediately before the business combination, is impracticable as Zebra Telecom had not been an IFRS reporter.

        From the date of acquisition Zebra Telecom has contributed 13 to the decrease of the net profit of the Group for 2006. If the combinations had taken place at the beginning of the year, the profit of the Group would have been 1,417 and revenue would have been 61,741.

GlobalTel

        The Group owns 51% of the ordinary shares of GlobalTel, a Russian closed joint stock company since inception of GlobalTel. GlobalTel was created in 1996 to provide access to a US-based global mobile satellite telephone network. Since the time of its launch, the global satellite network has experienced technical problems and low subscriber interest, as the result of which GlobalTel has only recently developed its operations beyond the development stage. The US owner of the satellite network also owns the remaining 49 per cent of GlobalTel. The charter of GlobalTel, its by-laws and the way GlobalTel historically conducted its operations provided for substantive participation of both shareholders in the economic activities of GlobalTel. The minority shareholder had effective veto rights that would prevent the Group from causing GlobalTel to take an action that is significant in the ordinary course of its business. Because effective control of GlobalTel did not rest with the Group, management accounted for the investment in GlobalTel under the equity method. The Group did not recognize its share in losses of GlobalTel as the accumulated share in losses of GlobalTel exceeded the investment of the Group in GlobalTel. Loans and other accounts receivable from GlobalTel were fully provided for as a loss from GlobalTel. Any receipts from GlobalTel in respect of the loans and receivable were recognized as gain from associates in the period they were received.

        On April 25, 2005 the shareholders' meeting of GlobalTel approved a new charter which abolished the other shareholder's veto and substantive participation rights. The Group assessed that these changes resulted in it obtaining control over GlobalTel, thus, converting it from jointly controlled entity to a subsidiary of the Group. Consequently, the results of operations and financial position of GlobalTel were consolidated in the financial statements of the Group in accordance with IAS No. 27, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries", prospectively beginning from April 25, 2005.

        The obtaining control over GlobalTel was accounted for using the purchase method, in accordance with provisions of IFRS 3, "Business combinations". Accordingly, the results of operations and financial position of GlobalTel were consolidated by the Group beginning from April 25, 2005. The following table summarizes the fair values of net assets acquired at the date of obtaining control:

April 25, 2005
Property, plant and equipment	357
Inventories	191
Trade and other accounts receivable	37
Other current assets	161
Cash	138
Short-term debt (Loral)	(219)
Vendor financing (Globalstar)	(1,206)
Lease liabilities	(86)
Other current liabilities	(199)
Fair value of net assets acquired	(826)
Share in accumulated deficit of GlobalTel	826

Total investment	—

        In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company's net assets, as determined under Russian accounting legislation, fall below certain minimum levels, specifically below zero, the company can be forced to liquidate. Zebra Telecom and GlobalTel have had, and continue to have, negative equity as reported in their Russian statutory financial statements. Management believes that the risk of the initiation of statutory liquidation procedures or other material adverse actions is remote.

6.     PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2006, 2005 and 2004 was as follows:

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2006	25,632	111,551	24,190	6,789	168,162
Additions	—	—	—	7,706	7,706
Additions with acquired subsidiaries	—	157	31	25	213
Disposals	(1,991)	(13,171)	(1,787)	(48)	(16,997)
Transfer	208	3,379	2,592	(6,179)	—

At December 31, 2006	23,849	101,916	25,026	8,293	159,084

Accumulated Depreciation and Impairment
At January 1, 2006	(17,938)	(92,394)	(17,066)	(136)	(127,534)
Depreciation expense	(1,805)	(4,674)	(1,919)	—	(8,398)
Disposals	1,456	12,926	1,652	—	16,034

At December 31, 2006	(18,287)	(84,142)	(17,333)	(136)	(119,898)

Net book value at December 31, 2006	5,562	17,774	7,693	8,157	39,186

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2005	22,507	123,287	24,470	4,313	174,577
Additions	—	—	—	7,944	7,944
Additions with acquired subsidiaries	—	328	28	79	435
Disposals	(1,055)	(11,527)	(2,204)	(8)	(14,794)
Transfer	228	1,886	3,425	(5,539)	—
Reclassification	3,952	(2,423)	(1,529)	—	—

At December 31, 2005	25,632	111,551	24,190	6,789	168,162

Accumulated Depreciation and Impairment
At January 1, 2005	(15,242)	(95,634)	(17,714)	—	(128,590)
Depreciation expense	(757)	(4,761)	(1,618)	—	(7,136)
Impairment	(1,112)	(2,687)	(1,026)	(136)	(4,961)
Disposals	679	10,460	2,014	—	13,153
Reclassification	(1,506)	228	1,278		—

At December 31, 2005	(17,938)	(92,394)	(17,066)	(136)	(127,534)

Net book value at December 31, 2005	7,694	19,157	7,124	6,653	40,628

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2004	23,386	122,290	23,266	5,345	174,287
Additions	—	—	—	4,773	4,773
Disposals	(950)	(2,068)	(958)	(14)	(3,990)
Disposal of subsidiaries	—	(241)	(131)	(121)	(493)
Transfer	71	3,306	2,293	(5,670)	—

At December 31, 2004	22,507	123,287	24,470	4,313	174,577

Accumulated Depreciation
At January 1, 2004	(15,471)	(92,756)	(16,475)	—	(124,702)
Depreciation expense	(544)	(4,901)	(2,053)	—	(7,498)
Disposals	773	1,957	754	—	3,484
Disposal of subsidiaries	—	66	60	—	126

At December 31, 2004	(15,242)	(95,634)	(17,714)	—	(128,590)

Net book value at December 31, 2004	7,265	27,653	6,756	4,313	45,987

Changes in estimate of useful lives

        In March 2006 the Company formalized a plan to gradually discontinue using analog trunk lines and equipment beginning from January 2006 through the end of 2010. The Company has accordingly revised its estimate of the remaining period of use of the analog lines and equipment prospectively effective January 1, 2006. The net effect of change in useful lives of analog trunk lines for the year ended December 31, 2006, was to increase depreciation by 1,393. The change in useful lives is expected to result in increase of depreciation for the years ended December 31, 2007 and 2008 by 163 and 113, respectively. Management believes these differences will be decreasing in later years.

        At December 31, 2006 the gross carrying value of fully depreciated property, plant and equipment was 68,212 (2005: 51,777).

Leased assets

        Leased assets as of December 31, 2006 and 2005, where the Group is a lessee of IRU, plants and machinery under finance lease agreements, comprised of the following:

	2006	2005	2004
Cost—capitalized finance leases	505	412	—
Impairment loss and accumulated depreciation	(101)	(51)	—

Net book value	404	361	—

        Refer to Note 16 for further details regarding finance leases.

Site restoration provision

        In connection with the above plan to discontinue using analog trunk lines and equipment the Group recognized a site restoration obligation of 104 and 25 in the consolidated balance sheets as of December 31, 2006 and 2005, respectively (refer to Note 15). The costs the Group expects to incur in connection with abandonment and land restoration are included in additions to Cable and transmission devices in the amount of 129 and 25 for the year ended December 31, 2006 and 2005, respectively.

Interest capitalization

        Interest amounting to 273, 118 and 161 was capitalized in property, plant and equipment for the years ended December 31, 2006, 2005 and 2004. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 7.8%, 5.4% and 6.1%, respectively.

Pledged property, plant and equipment

        Property, plant and equipment with a carrying value of 3,240, 3,837, and 2,066 was pledged in relation to loan agreements entered into by the Group as of December 31, 2006, 2005 and 2004, respectively (refer to Notes 18 and 19). Included in pledged property, plant and equipment as of December 31, 2006 and 2005 is also the Satellite Gateway equipment with a carrying value of 154 and 206, respectively, pledged in connection with vendor financing received from Globalstar L.P. (minority shareholder of GlobalTel). Currently, GlobalTel is in default on this vendor financing (see also Note 17).

Impairment of property, plant and equipment

        As discussed in detail in Note 3, as part of the regulatory reform and restructuring of the national telecommunications sector aimed to facilitate competition and make the industry more attractive for investors, in 2005 the Ministry of Telecommunications issued a number of new rules and regulations that resulted in change of the Group's status as a monopoly supplier of long distance and international communications effective January 1, 2006.

        As of December 31, 2005 the Group performed the assessment of the impact of the new rules and regulations on its business and results of operations that resulted in a 4,970 impairment loss recognized in the statement of income for the year ended December 31, 2005 related to write-down of certain property, plant and equipment of 4,961 and goodwill of 9 to their recoverable amount. The recoverable amount of property, plant and equipment was based on value in use and was determined at the cash-generating unit level. The cash-generating unit consisted of the Company and its subsidiaries: Westelcom and MTs NTT. Impairment analysis was performed based on the value in use as fair value less cost to sell cannot be determined reliably. In determining value in use for the cash-generating unit, the cash flows were discounted at a rate of 16.65% on a pre-tax basis and cash flows beyond the 5-year period were extrapolated using a 5% growth rate.

7.     GOODWILL AND OTHER INTANGIBLE ASSETS

        The net book value of other intangible assets as of December 31, 2006 and 2005 was as follows:

	Goodwill	Number capacity	Trademarks	Computer software	Other	Total
Cost
At January 1, 2006	9	—	—	—	—	9
Additions	—	26	—	1,145	—	1,171
Additions with acquired subsidiaries	939	327	197	31	150	1,644

At December 31, 2006	948	353	197	1,176	150	2,824

Accumulated Amortization and Impairment
At January 1, 2006	(9)	—	—	—	—	(9)
Amortization expense	—	—	—	(13)	(7)	(20)

At December 31, 2006	(9)	—	—	(13)	(7)	(29)

Net book value at December 31, 2006	939	353	197	1,163	143	2,795

        The intangible assets recognized separately as a result of acquisition of Globus-Telecom and Zebra Telecom (refer to Note 5) represent resources from which future economic benefits are expected to flow to the Group, and include the following classes:

  •
  number capacity,

  •
  trademarks,

  •
  computer software.

        The owned number capacity and trademarks are intangible assets with indefinite useful lives and are not amortized. These assets are tested for impairment annually or more frequently if there is an indication that the intangible assets may be impaired.

        The computer software includes internally generated and acquired intangible assets and has estimated useful lives from 1 to 10 years.

        The goodwill recognized above is attributed to the expected synergies and other benefits from combining the assets and activities of Globus-Telecom and Zebra Telecom with those of the Group (refer to Note 5). Both subsidiaries, Globus-Telecom and Zebra Telecom, are identified as separate cash-generating units. Goodwill and indefinite life intangible assets acquired through business combination with Globus-Telecom and Zebra Telecom are allocated to these individual cash-generating units, respectively. Subsequently, both cash-generating units (net assets of which include goodwill acquired) are tested for impairment annually. In case of impairment of the unit the loss will be allocated to goodwill firstly and to the other assets pro rata on the basis of the carrying amount of each asset in the unit.

Globus-Telecom

        The recoverable amount of Globus-Telecom unit has been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a 3-years period. The discount rate applied to the cash flow projections is 10.6% and cash flows beyond this period are extrapolated using nil growth rate.

Zebra Telecom

        The recoverable amount of Zebra Telecom unit has been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a 5-years period. The discount rate applied to the cash flow projections is 14.7% and cash flows beyond this period are extrapolated using nil growth rate.

        As of December 31, 2006, the carrying amounts of Globus-Telecom and Zebra Telecom units were less than their recoverable amounts, thus no impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2006.

        Carrying amount of goodwill, number capacity and trademarks as of December 31, 2006 allocated to each of the cash-generating units is as follows:

	Globus- Telecom	Zebra Telecom	Total
Goodwill	702	237	939
Number capacity	352	1	353
Trademarks	—	197	197

Net book value at December 31, 2006	1,054	435	1,489

        Interest amounting to 76 was capitalized primarily in computer software, for the year ended December 31, 2006.

8.     SUBSIDIARIES

        These consolidated financial statements include the assets, liabilities and results of operations of OAO "Rostelecom" and the following of its subsidiaries, all registered in the Russian Federation:

		Effective share of the Group as of December 31,
Subsidiary
	Main activity	2006	2005	2004
ZAO MTs NTT ("MTs NTT")	Fixed line telecommunications services	100%	100%	100%
ZAO Westelcom ("Westelcom")	Leasing of telecommunications equipment	100%	100%	100%
ZAO Zebra Telecom ("Zebra Telecom") (see Note 5)	Local telecommunications services and Internet services	100%	—	—
ZAO Globus-Telecom ("Globus-Telecom") (see Note 5)	Local telecommunications services	94.9%	—	—
ZAO GlobalTel ("GlobalTel") (see Note 5)	Satellite telecommunications	51%	51%	51%
ZAO SK Kostars ("Kostars")	Insurance services	86.7%	60%	60%
ZAO Incom ("Incom")	Local telecommunications services	54.4%	54.4%	54.4%
DP Pansionat "Malakhit"	Recreation services	100%	100%	100%

9.     INVESTMENTS IN ASSOCIATES

        Movements in investments in associates and joint ventures during the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Beginning of year	331	2,511	2,381
Additions	—	22	110
Dividends received	(7)	(96)	(74)
Share in income	19	316	170
Removed investments on consolidation	(13)	(21)	—
Reclassification to long-term investments	—	—	(26)
Reclassification of investment in Golden Telecom	—	(2,197)	—
Disposal of associates	—	(204)	—
Reclassification of investments in ZAO Telecom-center (refer to Note 12)	—	—	(50)

End of year	330	331	2,511

        Total income from associates and joint ventures presented in the consolidated statements of income is composed of the following:

	2006	2005	2004
Share in income of associates included in movements in investments in associates	19	316	170
Loss from GlobalTel (joint venture until April 25, 2005, see Note 5)	—	(147)	(195)

Total gain/(loss) from associates	19	169	(25)

        Investments in associates as of December 31, 2006, 2005 and 2004 were as follows:

Associate	Main activity	Voting share capital, %	2006 Carrying amount	2005 Carrying amount	2004 Carrying amount
OAO RTComm.RU	Internet services	31	217	222	156
OAO MMTS-9	Telecommunications services	49	76	73	60
Svyazintek	Implementation of integrated billing systems	19	36	27	—
Golden Telecom, Inc., USA ("Golden Telecom")	Telecommunications services	10.97 (2005: 11.04, 2004: 11.08)	—	—	2,067
GlobalTel (refer to Note 5)	Satellite telecommunications	51	—	—	—
ZAO Telmos	Telecommunications services	20	—	—	197
Other	Various		1	9	31

Total investments in associates			330	331	2,511

        Summarized financial information as of December 31, 2006, 2005 and 2004 and for the years then ended of the associates disclosed above is presented below:

Aggregate amounts	2006	2005	2004
Assets	3,778	1,353	24,755
Liabilities	2,679	449	5,476
Revenue	5,729	3,401	20,051
Net income	255	226	2,151

        All associates are registered in the Russian Federation.

        The main activity of RTComm.RU is provision of Internet access services to enterprises and individuals. As of December 31, 2006, 2005 and 2004, Rostelecom owned 31.09% of voting shares of RTComm.RU.

        Prior to December 2005, investment into Golden Telecom was accounted for using equity method as the Group exercised significant influence over the financial and operating policies of Golden Telecom through representation on its Board of Directors since in accordance with the Shareholders' Agreement the Group had the right to appoint 2 out of 10 members to the Board of Directors of Golden Telecom while other shareholders appointed 1-3 Directors to the Board.

        In December 2005, provisions in the Shareholders' Agreement that gave to the Group the right to appoint two directors to the Board of Golden Telecom lapsed and effective December 1, 2005, the Group's remaining rights are limited to maintaining membership of less than two directors in the Board of Golden Telecom, depending on the current effective voting power in the latter. The above change brought to cessation the Group's significant influence over Golden Telecom effective December 1, 2005. Consequently, effective December 1, 2005, the Group discontinued applying equity method of accounting for its investment in Golden Telecom and reclassified this investment as an available-for-sale financial asset with initial cost equal to carrying value of equity investment in Golden Telecom at the date of the reclassification. As of December 31, 2006 and 2005 investment in Golden Telecom is measured at its fair value determined based on NASDAQ closing bid price at the last trading day.

        In April 2005, according to the changed charter of GlobalTel, the Group obtained control over GlobalTel and consolidated the latter in the financial statements as of December 31, 2006 and 2005 (refer to Note 5).

        In March 2005, the Group sold its 20% interest in ZAO Telmos to AFK "Systema" for a cash payment of 235.

        The carrying amount of investments in associates in these consolidated financial statements is equal to the Group's share of underlying equity in the net assets of investee companies, including goodwill, if any. All associates have a December 31 year-end.

10.   LONG-TERM FINANCIAL INVESTMENTS

        Long-term financial investments are Ruble denominated and as of December 31, 2006, 2005 and 2004 comprised the following:

	2006	2005	2004
Investment in Golden Telecom	4,963	3,017	—
Investment in OAO Sberbank of Russia	724	298	107
Other long-term financial investments	41	28	157

Total long-term financial investments	5,728	3,343	264

        Investments in OAO Sberbank of Russia are classified as available-for-sale financial assets and stated at fair value determined based on RTS closing bid price at the last trading date.

        Following from cessation of Rostelecom's significant influence over Golden Telecom investment in the latter was reclassified into available-for-sale financial asset (refer to Note 9) and included in the long-term investments as of December 31, 2006 and 2005 at fair value determined based on NASDAQ closing bid price at the last trading date.

        During 2006, the Group sold its interests in ZAO "Telecross", OOO "RTC-Sibir", OOO "Artelecom-Service", OAO "A-Svyaz", ZAO "Rostelecomimport" and ZAO AKB "Promsvyazbank" with a carrying value of 11 for a cash payment of 56. As of December 31, 2005 those investments were included in other long-term financial investments.

        In February 2005, the Group sold its 5% interest in MTT with a carrying value of 180 to AFK "Systema" for a cash payment of 180. As of December 31, 2004 investment in MTT was included in other long-term financial investments.

        Also during 2005 the Group sold its interests in ZAO "Teleport-TP", OOO "Informtek" and OOO "Teleradiocompany Yalta" with a carrying value of 0.001 for a cash payment of 40. As of December 31, 2004 those investments were included in other long-term financial investments.

11.   ACCOUNTS RECEIVABLE

        Accounts receivable as of December 31, 2006, 2005 and 2004 comprised the following:

	2006	2005	2004
Local operators	1,679	1,849	1,901
Subscribers	4,519	1,083	1,668
Other	1,980	1,292	1,734
Less: allowance for doubtful trade accounts receivable	(1,132)	(898)	(1,774)

Trade accounts receivable, net	7,046	3,326	3,529

Prepayments	418	379	396
Prepaid taxes other than on income	1,092	1,210	1,265
Other accounts receivable	721	790	695
Less: allowance for doubtful other accounts receivable	(456)	(473)	(510)

Other accounts receivable, net	1,775	1,906	1,846

Total accounts receivable	8,821	5,232	5,375

        Significant increase in accounts receivable (subscribers) is related to the introduction of the new regulations in telecommunications industry (refer to Note 3).

        Trade accounts receivable, net of allowances for doubtful accounts, include amounts totaling to 696 (2005: 459, 2004: 450) due from foreign telecommunications operators which are denominated in foreign currencies, principally represented by Special Drawing Rights ("SDR") and US dollars. As of December 31, 2006, 2005 and 2004, the carrying value of trade accounts receivable approximated their fair value.

        The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Balance, beginning of year	1,371	2,284	2,689
Additions with acquired subsidiaries	20
Provision/(recovery) for doubtful accounts receivable	389	(140)	369
Accounts receivable written-off	(186)	(773)	(774)

Balance, end of year	1,594	1,371	2,284

        As of December 31, 2006 balance of the allowance for doubtful accounts receivable decreased long-term accounts receivable and short-term accounts receivable by 6 and 1,588, respectively. Long-term accounts receivable are included in other non-current assets in the consolidated balance sheets.

12.   SHORT-TERM INVESTMENTS

        Short-term investments include investments available-for-sale, which are stated at fair value, and loans and receivables which are stated at amortized cost using the effective interest rate method. Short-term investments comprised the following as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
VEB bonds (USD denominated)	—	—	195
Bills of exchange	542	5,312	5,247
Short-term deposits and deposit certificates	7,916	6,878	2,658
Investments in ZAO Telecom-center	—	—	50
Other	38	48	—

Total short-term investments	8,496	12,238	8,150

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

        Vnesheconombank (VEB) bonds, bearer securities guaranteed by the Ministry of Finance of Russia, had maturity date May 14, 2008, and were stated in the consolidated balance sheets as of

December 31, 2004 at market value based on quotations obtained from the over the counter market. In June 2005 the Group sold Vnesheconombank (VEB) bonds for consideration of 202.

        The Group invests temporarily available funds in bills of exchange issued by various Russian companies maturing within 12 months after the balance sheet date or with no fixed maturity, which the Group plans to sell during the next year. The bills of exchange bear interest in the range from 7% to 11% and are denominated in Rubles, as well as in foreign currencies. As of December 31, 2006, approximately 26% (2005: 33%, 2004: 10%) of the Group's total bills of exchange are denominated in foreign currencies, represented by US dollars. The Group uses bills of exchange as a financial instrument primarily for the purpose of receiving financial income.

        Bills of exchange include promissory notes issued by OAO Svyazbank, which is related party (refer to Note 27), of 213 (2005: 4,346, 2004: 590). Short-term deposits include deposits in ZAO Promsvyazbank of 1,390 (2005: 3,274, 2004: 500) and deposits in OAO Svyazbank of 4,650 (2005: nil, 2004: 900). Refer to Note 13 for cash held in these banks. Management of the Group is constantly monitoring financial position and performance of these banks and believes that amounts invested in promissory notes, cash and short-term deposits are fully recoverable.

        In March 2005, the Group sold its 45% interest in ZAO Telecom-Center with a carrying value of 50 for a cash payment of 68.

13.   CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2006, 2005 and 2004 included cash on hand and at bank accounts and short-term deposits and bills of exchange with original maturities of less than three months as follows:

	2006	2005	2004
Cash at bank—Rubles	1,147	2,165	379
Cash at bank—Foreign currencies	93	58	53
Short term deposits—Rubles	6	170	752
Short-term deposits—Foreign currencies	—	—	66
Short-term bills of exchange	1,101	—	—
Other	6	5	5

Total cash and cash equivalents	2,353	2,398	1,255

        As of December 31, 2006, cash at bank in foreign currencies held in escrow accounts on behalf of providers of loans to the Company amounted to nil (2005: nil, 2004: 32).

        Cash at bank denominated in Rubles include cash held in OAO Svyazbank of 308 (2005: 539, 2004: 8) and cash held in ZAO Promsvyazbank of 22 (2005: 11, 2004: 34). Cash at bank denominated in foreign currencies include cash held in OAO Svyazbank of 11 (2005: nil, 2004: nil).

14.   SHAREHOLDERS' EQUITY

  Share capital

        The authorized share capital of the Company as of December 31, 2006, 2005 and 2004 comprised 1,634,026,541 ordinary shares and 242,832,000 non-redeemable preferred shares. The par value of both ordinary and preferred shares amounted to Rbl 0.0025 per share.

        As of December 31, 2006, 2005 and 2004, the issued and outstanding share capital was as follows:

	Number of shares	Nominal value	Carrying amount
Ordinary Shares, Rbl 0.0025 par value	728,696,320	1.822	75
Preferred Shares, Rbl 0.0025 par value	242,831,469	0.607	25

Total	971,527,789	2.429	100

        There were no transactions with own shares during 2006, 2005 and 2004.

        The Board of Directors of Rostelecom is authorized under its Charter to issue additional ordinary shares up to the total of the authorized share capital without further approval of shareholders.

        The nominal share capital of the Company recorded on its incorporation has been indexed, to account for the effects of inflation from that date through December 31, 2002. The share capital in the Russian statutory accounts at December 31, 2006, 2005 and 2004 amounted to 2,428,819 nominal (uninflated) Rubles.

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

        In case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to number of owned shares.

        Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 25).

        Distributable earnings of all entities included in the Group are limited to their respective retained earnings, as mandated by statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2006, 2005 and 2004 amounted to 35,171, 28,972 and 20,670, respectively.

  Reserve capital

        In accordance with the Company's Charter, Rostelecom has to maintain a reserve fund through a mandatory annual transfer of at least 5% of its statutory net profits up to the maximum amount of 15% of its statutory share capital. As of December 31, 2006, 2005 and 2004 the statutory reserve fund amounted to 364,323 nominal (uninflated) Rubles. These amounts are prohibited for distribution by current Russian legislation except for some limited cases.

  Dividends

        Dividends declared to holders of preferred and ordinary shares in respect of the years ending December 31, 2005, 2004 and 2003 were as follows:

	2006	2005	2004
Dividend—preferred shares	903	722	790
Dividend—ordinary shares	1,138	1,064	640

Total dividends	2,041	1,786	1,430

	Rbl	Rbl	Rbl
Dividend per preferred share	3.72	2.97	3.25
Dividend per ordinary share	1.56	1.46	0.88

15.   ACCOUNTS PAYABLE, PROVISIONS AND ACCRUED EXPENSES

        Accounts payable, provisions and accrued expenses consisted of the following as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
Trade accounts payable	6,100	3,064	2,226
Short-term portion of pension obligations (refer to Note 24)	63	49	76
Short-term portion of site restoration provisions	26	8	—
Compensation related accruals	741	540	444
Other accrued expenses	375	339	325
Dividends payable	67	56	120

Current accounts payable, provisions and accrued expenses	7,372	4,056	3,191

Long-term portion of pension obligations (refer to Note 24)	112	123	108
Long-term portion of site restoration provisions	78	17	—
Long-term advances received	69	87	112
Other long-term accounts payable	67	151	120

Non-current accounts payable, provisions and accrued expenses	326	378	340

Total accounts payable, provisions and accrued expenses	7,698	4,434	3,531

        Significant increase in trade accounts payable is related to the introduction of the new regulations in telecommunications industry (refer to Note 3).

        As of December 31, 2006, other accrued expense included a liability of 15 related to the interest rate swap agreement with Credit Suisse International (see Notes 4 and 18).

        As of December 31, 2006, trade accounts payable included amounts totaling to 1,423 which are denominated in foreign currencies, principally represented by Special Drawing Rights and US Dollars (2005: 1,595, 2004: 1,404).

        Site restoration provisions represent present value of the expenditures the Company expects to incur in connection with phasing out of analog trunk lines during 2007-2010 in accordance with the formalized plan of the Company (refer also to Note 6). The discount rate of 16.65% was used based on the weighted average cost of capital. As of December 31, 2006 and 2005 total amounts of site restoration provisions equal to 104 and 25, respectively, of which 26 (2005: 8) are included in accounts payable and accrued expenses and 78 (2005: 17) are included in non-current accounts payable in the consolidated balance sheets as of December 31, 2006 and 2005, respectively.

16.   FINANCE LEASE PAYABLE

        In April 2005, the Group entered into an IRU finance lease agreement for use a portion of the network capacity of a terrestrial optical fiber cables. The lease agreement is non-cancellable for the period of 15 years, which approximates the remaining useful life of the above optical fibers. Effective interest rate of the lease is 7.21% p.a. Lease payments are denominated in US Dollars.

        Also the Group is involved into a finance lease agreement for use of a digital telecommunications station over its estimated remaining useful life of 7 years. Effective interest rate of the lease is 11.7% p.a. Lease payments are denominated in Rubles.

        In 2006, the Group entered into a number of minor finance lease agreements for purchase of telecommunications equipment and vehicles for an average period of 3 years. Effective interest rate of these leases varies from 10.3% to 12.2% p.a.

        Future minimum lease payments together with the present value of the net minimum lease payments as of December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Finance lease liabilities—minimum lease payments
Current portion of finance lease liability	111	53	—
Between one to two years	83	44	—
Between two to three years	93	44	—
Between three to four years	43	44	—
Between four to five years	43	44	—
Over five years	349	438	—

Total minimum lease payments	722	667	—
Less interest	(217)	(246)	—

Present value of minimum lease payments	505	421	—

Present value of minimum lease payments
Not later than 1 year	78	52	—

Later than 1 year and not later than 5 years	163	144	—
Later than 5 years	264	225	—

Total non-current lease payable	427	369	—

Total lease payable	505	421	—

        Depreciation of property, plant and equipment under the finance lease contracts for 2006 and 2005 amounted to 50 and 10, respectively (refer to Note 6). Finance charges for the year ended December 31, 2006 and 2005 amounted to 44 and 14, respectively, and are included in interest expense in the consolidated statement of income.

17.   VENDOR FINANCING PAYABLE

        Vendor financing payable includes the following as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
Globalstar L.P.	1,249	1,289	—
IBM Corporation	—	388	706
Peter Service	391	—	—

Vendor financing payable—current portion	1,640	1,677	706

IBM Corporation	—	—	353
Peter Service	362	—	—

Vendor financing payable—non-current portion	362	—	353

Total vendor financing	2,002	1,677	1,059

        As of December 31, 2006, the Group had the following outstanding vendor financing payable:

  •
  1,249 (US$ 41 million) payable by GlobalTel to Globalstar L.P., which is the minority shareholder of GlobalTel, for the purchase of three gateways and associated equipment and services (refer Note 6). Globalstar L.P. has a lien over this equipment until the liability is fully paid. GlobalTel is in default in respect of payments in 2004, 2005 and 2006 and has not obtained a waiver from Globalstar L.P. As a result, the whole balance of 1,082 (2005: 1,182) (US$ 41,078) is classified as current in these consolidated balance sheets as of December 31, 2006 and 2005. Penalty interest in amount of 167 and 107, accrued for each day of delay at the rate of 10% p.a., is included in vendor financing payable in these balance sheets as of December 31, 2006 and 2005, respectively. In 2006 Globalstar L.P. brought an action against GlobalTel claiming immediate repayment of 222. Management believes that if immediate repayment of the defaulted vendor financing and loans is demanded, it would not have a material adverse effect on the Group's results of operations, financial position and operating plans.

  •
  753 payable by the Company to ZAO Peter-Service for the purchase of billing system. The liability is repayable in equal quarterly installments up to December 31, 2008. Notes payable bear an interest of 7.73% p.a.

18.   LONG-TERM LOANS

        Long-term loans as of December 31, 2006, 2005 and 2004 were as follows:

Maturity	2006	2005	2004
Current portion of interest bearing loans	3,005	851	1,107

Between one to two years	198	621	570
Between two to three years	63	587	109
Between three to four years	37	544	72
Between four to five years	—	520	26
Over five years	—	960	—

Non-current portion of interest bearing loans	298	3,232	777

Total interest bearing loans	3,303	4,083	1,884

        As of December 31, 2006, 2005 and 2004, interest bearing loans, which are mostly denominated in foreign currencies, were as follows:

	Note		2006	2005	2004
US Dollars (US$)	(a	)	3,055	3,812	1,457
Japanese Yen (JPY)	(b	)	32	103	188
EURO	(c	)	123	168	239

Foreign currency denominated loans			3,210	4,083	1,884
Russian Ruble denominated loans	(d	)	93	—	—

Total interest bearing loans			3,303	4,083	1,884

        As of December 31, 2006, the Group had the following loans outstanding:

  (a)
  US dollar denominated loans include the following amounts:

  •
  US$ 1.35 million (35) within a credit agreement between Rostelecom and Japanese Bank for International Cooperation entered into in March 2004 to finance the purchase of equipment for the reconstruction of the Tyumen-Surgut microwave line. Maximum amount of the credit line is US$ 2.66 million, of which US$ 1.60 million (Tranche A) is provided by JBIC and US$ 1.06 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 4.67% and LIBOR plus 0.55%, respectively. The loan is repayable in semi-annual installments up to October, 2008. 18 relates to the current portion.

  •
  US$ 5.87 million (155) on a credit agreement between Rostelecom and Japanese Bank for International Cooperation (JBIC) entered into in July 2005 to finance capital construction projects. Maximum amount of the loan is US$ 7.85 million, of which US$ 4.71 (Tranche A) is provided by JBIC and US$ 3.14 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 6.29% and 6 months LIBOR plus 0.5%, respectively. The loan is repayable in semi-annual installments up to November, 2010. 39 relates to the current portion.

    •
    US$ 100.00 million (2,636) on a credit agreement between Rostelecom and Vnesheconombank (VEB) entered into in December 2005 to finance running expenses with interest rate of 6-months LIBOR plus 3.25%. To secure the debt, the Company pledged its telecommunications equipment with carrying value of 2,732. The loan is repayable annually up to the end of 2012.

      Under the existing credit agreement with Vnesheconombank and CSFB the Group is required to meet various financial covenants applied to the statutory financial statements of the Company, including maintaining certain level of debt to equity and debt to income ratios. As of the balance sheet date the Group was not in compliance with one of the covenant, stipulated in the loan agreement and no waver had been obtained from the banks. Therefore, the whole amount of the loan is included in current portion of long-term loans in the accompanying consolidated balance sheet as of December 31, 2006. Subsequently, in June 2007 the Group received a notice from banks confirming that they waive the breach of the contract due to incompliance with one of the covenants. As of March 31, 2007, the Group was in compliance with all covenants. Management believes that non-compliance with debt covenants will not be repeated in the future.

    •
    US$ 6.92 million (229) on a credit agreement between GlobalTel and Loral Space and Communications Corporation ("Loral"). GlobalTel is in default in respect of these loans. Penalty amounted to 47 is included in the outstanding balance. As no waiver has been obtained from Loral, these loans are classified as current in the consolidated balance sheet as of December 31, 2006. The loan does not provide for any collateral.

  (b)
  Japanese Yen denominated loans include the following amounts:

  •
  JPY 127.63 million (29) within a credit line provided by Vneshtorgbank with maximum amount of JPY 880.13 million open through February 25, 2005. The facility bears annual interest rate of 5.75%. To secure the debt, the Company pledged its telecommunications equipment with carrying value of 293. The total amount relates to the current portion. The final payment on this credit line was made in February, 2007.

  •
  JPY 15.24 million (3) within a credit line provided by Vneshtorgbank with maximum amount of JPY 105 million open through February 25, 2005. The facility bears annual interest rate of 5.75%. To secure the debt, the Company pledged its telecommunications equipment with carrying value of 35. The total amount relates to the current portion. The final payment on this credit line was made in February, 2007.

  (c)
  EURO denominated loans include the following:

  •
  EURO 3.55 million (123) on a credit agreement between Rostelecom and ING BHF-BANK entered into in April 2004. Total amount of the credit line is EURO 7 million, payable up to 2009 in equal semi-annual installments and bearing interest of 6-months EURIBOR plus

      0.875%. The loan was taken for the purchase of equipment to be used in re-construction of fiber optic cable line Novosibirsk—Khabarovsk. 51 relates to the current portion.

  (d)
  Russian Ruble denominated loans include the following:

  •
  93 on promissory notes issued to ZAO "IK Parsek Capital Management" in December 2006. The promissory notes are repayable beginning from January 2008 monthly up to December, 2008, and bear interest of 10%. The total amount is included in non-current portion.

        During 2006 the Group made final payments on promissory notes issued to Alfa-bank in 2003.

        During 2005 the Group fully repaid the loan payable to Sumitomo Corporation on a credit agreement entered into in March 1997.

        As of December 31, 2006, 2005 and 2004, the weighted average interest rates of loans were 7.8%, 5.4% and 6.1%, respectively. Under IAS No. 39, "Financial Instruments: Recognition and Measurement", loans are reflected in the financial statements at amortized cost, i.e. the amount at which they were measured at initial recognition less principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount. The carrying amount of interest bearing loans equals their amortized cost.

        The Group does not utilize financial instruments to hedge against its exposure to fluctuations in foreign exchange rates.

        In connection with the $100 million loan from Vnesheconombank and CSFB, on June 28, 2006, the Group concluded interest rate swap agreement with CSFB. In accordance with the interest rate swap agreement each June 28 and December 28, commencing on December 28, 2006 and ending on December 28, 2012, the Group undertakes an obligation to CSFB in the amount of 8.55% of the outstanding Vnesheconombank loan balance and CSFB undertakes an obligation to the Group in the amount of LIBOR plus 3.25% of the outstanding Vnesheconombank loan balance. The Group did not designate the above interest rate swap derivative as hedging instrument. Therefore, this financial instrument was classified as financial liability at fair value of 15 (refer to Note 15). The net loss of 15 related to the change in the fair value of the interest rate swap contract was included in the non-operating income in the consolidated income statement for the year ended December 31, 2006.

19.   SHORT-TERM BORROWINGS

        As of December 31, 2006, the Group had the following short-term borrowings outstanding:

  (a)
  US dollar denominated short-term borrowings include the following amounts:

  •
  US$ 2.78 million (73) within a credit line provided by Russian Industrial Bank to Globus-Telecom with maximum amount of US$ 3.5 million open through December 31, 2006. The facility bears annual interest rate of 10%. The final payment date on this credit line is to be not later than December 31, 2007.

  (b)
  Russian Ruble denominated loans include the following:

  •
  60 on promissory notes issued to ZAO "IK Parsek Capital Management" in December 2006. The promissory notes are repayable monthly up to December, 2007, and bear interest of 10%.

  •
  15 on a credit agreement between Zebra Telecom and OAO "Svyazbank", which is a related party, entered into in December 2005. The loan is payable up to December 2007 and bear interest of 15%. To secure the debt, Zebra Telecom pledged its telecommunications equipment with carrying value of 13.

  •
  15 on a credit agreement between Zebra Telecom and OAO "Svyazbank", which is a related party, entered into in February 2006. The loan is payable up to February 2007 and bear interest of 15%.

  •
  12 within an overdraft line agreement between Zebra Telecom and OAO "Svyazbank", which is a related party, with maximum amount of 15. The facility bears annual interest rate of 13%. The final payment date on this overdraft is to be not later than December 11, 2007. To secure the debt, Zebra Telecom pledged its telecommunications equipment with carrying value of 5.

20.   INCOME TAXES

        The components of net deferred tax assets and liabilities at December 31, 2006, 2005 and 2004, and the respective movements during 2006, 2005 and 2004, were as follows:

			Movement during 2006 recognized in
	December 31, 2005	Additions with acquired subsidiaries	Equity	Profit for the period	December 31, 2006
Tax effects of future tax deductible items
Property, plant and equipment	—	2	—	(2)	—
Accounts receivable	171	5	—	(76)	100
Accounts payable, provisions and accrued expenses	—	10	—	236	246
Other	27	17	—	57	101

Gross deferred tax asset	198	34	—	215	447

Tax effects of future taxable items:
Investments valuation difference	449	—	570	7	1,026
Property, plant and equipment	3,718	—	—	(1,002)	2,716
Other intangible assets	—	161	—	(12)	149
Accounts payable, provisions and accrued expenses	202	—	—	(202)	—

Gross deferred tax liability	4,369	161	570	(1,209)	3,891

Net deferred tax liability	4,171	127	570	(1,424)	3,444

		Movement during 2005 recognized in
	December 31, 2004	Equity	Profit for the period	December 31, 2005
Tax effects of future tax deductible items
Investment valuation difference	34	(34)	—	—
Accounts receivable	474	—	(303)	171
Other	9	—	18	27

Gross deferred tax asset	517	(34)	(285)	198

Tax effects of future taxable items:
Investments valuation difference	—	317	132	449
Property, plant and equipment	6,203	—	(2,485)	3,718
Accounts payable, provisions and accrued expenses	268	—	(66)	202

Gross deferred tax liability	6,471	317	(2,419)	4,369

Net deferred tax liability	5,954	351	(2,134)	4,171

		Movement during 2004 recognized in
	December 31, 2003	Equity	Profit for the period	December 31, 2004
Tax effects of future tax deductible items:
Investment valuation difference	44	(11)	1	34
Accounts payable, provisions and accrued expenses	187	—	(187)	—
Accounts receivable	369	—	105	474
Other	3	—	6	9

Gross deferred tax asset	603	(11)	(75)	517

Tax effects of future taxable items:
Property, plant and equipment	7,690	—	(1,487)	6,203
Accounts payable, provisions and accrued expenses	—	—	268	268
Leasing arrangements	395	—	(395)	—

Gross deferred tax liability	8,085	—	(1,614)	6,471

Net deferred tax liability	7,482	11	(1,539)	5,954

        Differences between IFRS and statutory taxation and reporting regulations give rise to temporary differences between the carrying value of certain assets and liabilities for financial reporting and profits tax purposes. The tax effect of these temporary differences is recorded at the rate of 24% (investment valuation—at 9%).

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and the deferred income tax assets and deferred income tax liabilities relate to the income taxes levied by the same fiscal authority on the same taxable entity.

        The components of income tax expense for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Current tax charge	2,411	2,829	2,892
Deferred tax benefit	(1,424)	(2,134)	(1,539)

Income tax expense	987	695	1,353

        The reconciliation of the theoretical amount that would arise using the Russian statutory rate of 24% to the total actual income tax was as follows for the years ending December 31, 2006, 2005 and 2004:

	2006	2005	2004
Income tax expense at statutory rate (24%)	586	401	1,349
Change in assessment for current tax of prior periods	2	28	62
Effect of share in income taxes of associates	—	(156)	(143)
Permanent differences	399	422	85

Income tax expense	987	695	1,353

        Permanent differences comprise various costs that are non-deductible for Russian profits tax purposes, including depreciation of certain property, plant and equipment, certain employee costs, promotional and sponsorship expenditures, travel expenditures in excess of certain statutory allowances and other expenses and non-deductible taxable revenue from free-of -charge services.

21.   REVENUE

        Revenue comprised the following for the years ending December 31, 2006, 2005 and 2004:

	2006	2005	2004
Telephone traffic
Domestic long-distance traffic	31,370	18,126	17,297
Outgoing international long-distance traffic	13,271	9,405	9,060
Incoming and transit international long-distance traffic	4,480	4,098	4,041

	49,121	31,629	30,398

Rent of channels	7,116	6,045	4,623
Other revenue
Television and radio transmission	528	574	602
Satellite services	559	548	—
Internet access	217	44	—
FreePhone services	761	430	142
Miscellaneous revenue	3,257	1,685	1,553

	5,322	3,281	2,297

Total revenue	61,559	40,955	37,318

        As described in Note 3 above, effective January 1, 2006, as a result of regulatory reform in the telecommunications industry, new regulations and rules were put in force that changed principles of interaction between the Group, local operators and end users in providing long-distance services. The introduction of the new settlement system represents a change in business practice resulting in new accounting for changed practice. Refer to Note 3 for the summary of impact the new settlement system on the Groups revenues and related expenses.

22.   SEGMENT INFORMATION

        The Group operates in one industry segment, being the provision of domestic and international long- distance telecommunications services in the Russian Federation. The results of this segment and assets and liabilities as of December 31, 2006, 2005 and 2004 are presented in the consolidated statements of income and the consolidated balances sheet, respectively.

        An analysis of revenue by service type is disclosed in Note 21. A geographical analysis of revenue by the country or region of the customer for the years ending December 31, 2006, 2005 and 2004 is as follows:

	Russia	CIS	USA	Western Europe	Eastern Europe	Others	Total
2006	56,360	2,227	475	1,515	241	741	61,559
2005	36,249	2,626	233	1,049	194	604	40,955
2004	32,758	2,670	256	966	191	477	37,318

        Substantially all of the Group assets are located within the territory of the Russian Federation.

        The Group had no individual customers, other than the Government of the Russian Federation and its related parties (refer to Note 27), that accounted for greater than 10% of its revenue during the years ended December 31, 2006, 2005 and 2004.

23.   ADMINISTRATION AND OTHER COSTS

        Administration and other costs consisted of the following for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Administration costs	1,648	952	674
Advertising and similar costs	748	231	162
Office maintenance	1,543	1,287	1,264
Utilities and similar services	655	613	533
Consulting and similar services	312	220	208
Insurance	321	367	389
Extinguishment of liabilities	—	—	(428)
Other	326	207	551

Total administration and other costs	5,553	3,877	3,353

        Extinguishment of liabilities represents a previously recorded liability for which there is no longer a legal obligation. The effect of the extinguishment has been recorded in administration and other costs as this is where it originally has been recorded.

24.   EMPLOYEE BENEFITS

        The numbers of employees of the Group was equal to 23 233 as at December 31, 2006 (2005: 23,634, 2004: 25,285).

        The Group makes payments to the Government pension fund for its employees. Such contributions are included in the unified social tax ("UST") calculated by the Group using regressive scale and are charged to expense when incurred during the employee's service period. Total contributions for UST amounted to 529 during the year ended December 31, 2006 (2005: 520, 2004: 567).

        The Company participates in the private Joint Participation Program, which is a pension plan with defined contributions. To participate in the program, individuals should be full-time employees of the Company and should enter into non-state pension insurance agreement with NPF "Telecom-Soyuz", which is the successor of NPF "Rostelecom-Garantiya". Total expenses of the Group under this program amounted to 6 during the year ended December 31, 2006 (2005: 14, 2004: 13) and are included in wages, salaries, other benefits and payroll taxes in the consolidated statements of income.

        The Company also operates a defined benefit pension scheme covering a large number of its employees, which requires contributions to be made to NPF "Telecom-Soyuz". Under the scheme certain annuity is acquired by the Company as of the termination date of an employee if the latter satisfies certain criteria, such as seniority of 15 years in telecommunications sector, including seniority of 5 years in the Company, and retirement on pension within one month after the date an employee is entitled to pension in accordance with Russian legislation.

        The following table summarizes movements in the present value of the defined benefit obligation and amounts recognized in the consolidated balance sheet for the above plan (refer to Note 15):

	2006	2005	2004
Opening defined benefit obligation	290	258	292
Interest cost on benefit obligation	20	13	16
Current service cost	15	17	15
Past service cost	—	84	19
Actuarial losses/(gains) on obligation	38	(23)	(34)
Benefits paid	(86)	(59)	(50)
Closing defined benefit obligation	277	290	258
Unrecognized past service cost	(102)	(118)	(74)

Liability recognized in balance sheet	175	172	184

        Amounts recognized in wages, salaries, other benefits and payroll taxes in the consolidated statement of income in respect of the above defined benefit plan are as follows:

	2006	2005	2004
Interest cost on benefit obligation	20	13	16
Current service cost	15	17	15
Amortization of past service cost	16	40	31
Actuarial losses/(gains) on obligation	38	(23)	(34)

Total net benefit expense	89	47	28

        The principal assumptions used in determining pension benefit obligation for the Group's plan are shown below:

	2006	2005	2004
Discount rate	7.9%	7.7%	8.7%
Employee turnover rate	10.5%	8.4%	10.5%
Expected average annual salary increases	7%	6%	7%

        The expected amount of benefits to be paid in 2007 is 86.

25.   EARNINGS PER SHARE

        The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data is stated in Rubles):

	2006		2005		2004
Net income attributable to equity holders of the parent	1,458		978		4,266

	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares
Weighted average number of shares outstanding	242,831,469	728,696,320	242,831,469	728,696,320	242,831,469	728,696,320

Basic and diluted earnings per share, Russian Rubles	1.50	1.50	1.01	1.01	4.39	4.39

        The calculation of earnings per share is based on net profit for the period divided by the weighted average number of preferred and ordinary shares outstanding during the year. Dividends are fully allocated to continuing operations.

        There are no potentially dilutive instruments, therefore, diluted earnings per share equal basic earnings per share.

26.   FAIR VALUE OF FINANCIAL INSTRUMENTS

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

27.   RELATED PARTY TRANSACTIONS

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

(b)   Interest of the Government in the telecommunications sector in the Russian Federation and the protection of that interest

        Effective telecommunications and data transmission are of great importance to Russia for various reasons, including economic, social, strategic and national security considerations. The Government has exercised and may be expected to exercise significant influence over the operations of the telecommunications sector and consequently, the Group. The Government, acting through the Federal Tariff Agency, has the general authority to regulate domestic tariffs, and does regulate tariffs. The Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

        As discussed in detail in Note 3, as part of the regulatory reform and restructuring of the national telecommunications sector aimed to facilitate competition and make the industry more attractive for investors, in 2005 the Ministry of Information Technologies and Communications issued a number of new rules and regulations that resulted in change of the Group's status as a monopoly supplier of long distance and international communications effective January 1, 2006.

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

        The Group also consumes design services from certain companies of the Svyazinvest Group which are included in 2006 in additions of property, plant and equipment in amount of 36 (2005: 47, 2004: 19).

        The Group makes certain contributions to non-for-profit organizations which are companies of the Svyazinvest Group.

        The Group makes contributions to the non-state pension fund which provides the Company's employees with a number of post-employment benefits (refer to Note 24). OAO Svyazinvest executes significant influence over the operations of the fund.

        The amounts of revenue and expenses relating to the transactions with the Svyazinvest Group were as follows:

	2006	2005	2004
Revenue	1,460	17,475	16,987
Charges by network operators—national	(22,598)	(6,757)	(6,362)
Administration and other costs	(71)	(72)	(16)
Contributions to non-for-profit organizations (included in administration and other costs)	(1)	(125)	(244)
Contributions in pension fund included in wages, salaries, other benefit and payroll taxes	(92)	(167)	(77)

        Significant decrease in revenues from and increase in charges by local network operators is related to the new interconnection and settlement regulations effective January 1, 2006 (refer to Note 3 for further details).

        In addition, OAO Svyazinvest participates in the dividends declared by the Company, commensurate with its shareholding.

        The amounts of receivables and payables due from and to the Svyazinvest Group were as follows:

	2006	2005	2004
Short-term investments	2	2	5
Accounts receivable	735	1,017	1,218
Accounts payable	(1,677)	(82)	(301)
Payable to non-for-profit organizations	(24)	(117)	—

(d)   Transactions with the Government

        Other state bodies ("Budget Organizations"), such as the Ministry of Defense and entities funded by the Government, mainly use the Group's network to carry communications traffic and to broadcast across the country. The Group also consumes some services having both production and miscellaneous nature.

        The amounts of revenue and expenses relating to the transactions with the Government were as follows:

	2006	2005	2004
Revenue	4,385	2,148	2,180
Charges by network operators—national	(351)	—	—
Administration and other costs	(821)	(47)	(37)
Contributions to Fund of Telecommunications History (included in administration and other costs)	(16)	(23)	(24)

        The amounts of receivables and payables due from and to such organizations were as follows:

	2006	2005	2004
Accounts receivable	467	261	346
Accounts payable	(219)	(88)	(24)

        The Group is also involved in providing telecommunications services to a significant number of commercial entities which are directly or indirectly controlled by the Government or subsidiaries of governmentally controlled entities. Since, the Company's tariffs are regulated by the Government and the Company is obliged to provide services to all customers on the basis of public offer, telecommunications services to governmentally controlled or related commercial entities are provided on the same basis (tariffs and access to the Company's network) as to any other unrelated commercial entity. The following table summarized the effect of transactions with the above entities on the consolidated financial statements of the Group:

	2006	2005	2004
Share of total revenue	1.2%	3.9%	3.9%
Share of charges by network operators—national	5.1%	5.4%	4.5%
Share of accounts receivable, net	3.2%	5.4%	6.2%
Share of trade accounts payable	3.8%	0.9%	0.4%

        The Company deposits available cash with OAO Sberbank of Russia in which Government of the Russian Federation controls 57.6%. As of December 31, 2006, 2005 and 2004 short-term deposits held in OAO Sberbank of Russia amounted to nil, 1,000 and nil, respectively. As of December 31, 2006, 2005 and 2004 cash held in OAO Sberbank of Russia amounted to 641, 1,364 and 291, respectively.

(e)   Transactions with investees

        The Group is also involved in various telecommunications services with entities in which it has investments, including associates over which it exerts significant influence. A summary of these transactions is as follows:

	2006	2005	2004
Revenue	556	1,347	1,404
Charges by network operators—national	(102)	(162)	(262)

        The Group also consumes design services from OAO Svyazintek which are included in 2006 in additions of property, plant and equipment in amount of 442 (2005: 34, 2004: nil).

        Amounts included in the consolidated balance sheets relating to the operations with these entities were as follows:

	2006	2005	2004
Accounts receivable	39	475	235
Accounts payable and accrued expenses	(18)	(23)	(29)

(f)    Key management personnel's remuneration

        During the year the Board of Directors consisted of the following members:

Until June 25, 2006	Until December 31, 2006
Yashin V.N. Avdiyants S.P. Degtyarev V.V. Yerokhin D.Ye. Kiselev A.N. Kuznetsov S.I. Ragozina I.M. Slipenchuk M.V. Slizen V.A. Terentyeva N.A. Chechelnitsky E.A.	Yashin V.N. Bobin V.N. Degtyarev V.V. Yerokhin D.Ye. Kiselev A.N. Kuznetsov S.I. Ragozina I.M. Panchenko S.N. Selvich E.P. Terentyeva N.A. Chechelnitsky E.A

        During the year Management Board consisted of the following members:

Until June 30, 2006	Until December 31, 2006
Akopov S.L. Belyaev K.V. Gaiduk A.A. Gurevich D.M. Yerokhin D.Ye. Isaev A.I. Kalugin I.A. Lutsky A.A. Mironov V.K. Rysakova G.V. Sigalov D.V. Terekhov V.V. Shlyapnikov A.A.	Avdiyants S.P. Akopov S.L. Bilibin Y.A. Gaiduk A.A. Gerasimov E.V. Gurevich D.M. Yerokhin D.Ye. Isaev A.I. Klimenko A.Y. Mironov V.K. Rysakova G.V. Terekhov V.V. Frolov R.A.

        In 2006, the total remuneration of the directors and management board members, represented by short-term benefits, amounted to 149 (2005: 131, 2004: 88).

(g)   Other related party transactions

        In 2006, 2005 and 2004 the Group acquired promissory notes of OAO Svyazbank for 4,700, 5,500 and 1,333, respectively, and settled partially the promissory notes for 9,022, 2,607 and 750, respectively. Net income from sale of promissory notes of OAO Svyazbank amounted to nil (2005: 58, 2004: 12) and was included in interest income in these consolidated statements of income. Also refer to Notes 12 and 13. As of December 31, 2006, 2005 and 2004 cash held in OAO Svyazbank amounted to 319, 447 and 8, respectively. Certain directors and managers of the Group and OAO Svyazinvest are directors of OAO Svyazbank.

        During 4 months of 2005 and year ended December 31, 2004 the Group acquired promissory notes of OAO Russian Industrial bank (OAO RIB) for 1,271 and 795, respectively, and settled partially the promissory notes for 1,370 and nil, respectively. Gain from sale of promissory notes of OAO RIB amounted to 6 (2004: nil) and was included in interest income in these consolidated statement of income. Certain managers of the Group were directors of OAO RIB till April 29, 2005.

        The amounts of revenue and expenses relating to the transactions with other related parties were as follows:

	2006	2005	2004
Revenue	1,087	150	35
Administration and other costs	(129)	(31)	(13)

        The amounts of receivables and payables due from and to such companies were as follows:

	2006	2005	2004
Accounts receivable	155	106	11
Accounts payable and accrued expenses	(90)	(5)	(2)

28.   COMMITMENTS AND CONTINGENCIES

(a)   Legal proceedings

        The Group is subject to a number of proceedings arising in the course of the normal conduct of its business (refer to (b) below and Note 17). Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company or the Group.

(b)   Taxation

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

        As of December 31, 2006 management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Group's tax, currency and customs positions will be sustained and, thus, the Group has adequately provided for tax liabilities in the consolidated balance sheet as of December 31, 2006. However, the general risk remains that relevant authorities could take different position with regard to interpretative issues and the effect could be significant.

        As a result of the comprehensive tax inspection covering the period of 2003, the Federal Tax Service of the Russian Federation assessed 3,474 of additional taxes, including fines and penalties payable by the Company. The above assessment is based on the vague interpretation of tax legislation, relating in particular to accounting for revenue from traffic rendered and certain VAT deductions. Similar claims have been laid to the most of the companies of Svyazinvest Group. The Group had similar transactions in 2004 and 2005, therefore, it is possible that in case of comprehensive tax inspection for these years, the Federal Tax Service of Russian Federation would assess additional taxes, including fines and penalties, with respect to the above issues. It is not practicable to estimate the amount of unasserted claims that may arise, if any, or the likelihood of any unfavorable outcome. Management believes that the Group's position will be successfully defended if similar claims are made in respect to 2004 and 2005.

        In April 2007 the Arbitrary Court of Moscow confirmed the Group's tax position, thus the assessment of the Federal Tax Service was rejected. The decision of the Moscow arbitration court is not final as the Federal Tax Service of the Russian Federation may appeal it in Supreme Arbitrary Court of Russian Federation. Currently, management is not able to determine reliably the amount of this exposure, if any. Management believes that the tax positions taken by the Group with respect to the above issues are appropriate and the Group has sufficient arguments to successfully defend its tax positions and prevail in Supreme Arbitrary Court. No amounts related to this issue were accrued by the Group as of December 31, 2006, 2005 and 2004.

(c)   Licenses

        Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2007 to 2013.

        The Company has renewed all other licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Group.

(d)   Capital Commitments

        As of December 31, 2006, contractual commitments of the Group for the acquisition of property, plant and equipment amounted to 2,915 (2005: 6,220, 2004: 7,283).

        In connection with the finance lease agreement referred to above in Note 16, the Group also entered into non-cancellable operating IRU lease agreements for the rent of its network capacity of a terrestrial fiber-optic cables for the period of 13 years starting at various dates between 2006 and 2008.

        Future minimum rentals receivable, denominated in US Dollars, under non-cancellable operating leases as of December 31, 2006 and 2005 are as follows:

	2006	2005
Current portion	66	36
Between one to two years	86	61
Between two to three years	84	79
Between three to four years	83	76
Between four to five years	82	83
Over five years	444	571

Total minimum rental receivables	845	906

29.   CREDIT RISK MANAGEMENT

        A portion of the Group's accounts receivable is from the State and other public organizations. Collection of these receivables is influenced by political and economic factors. Management believes there were no significant unprovided losses relating to these or other receivables as at December 31, 2006.

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

        The new scheme of settlements with subscribers (refer to Note 3) significantly changed the composition of main debtors of the Group. The collectibility of accounts receivable from a wide range of end subscribers under the new scheme is lower than from IRCs and other local operators under the previous one, effective before 2006. However, the Group did not experience any significant increase in uncollectible accounts receivable during the year 2006. The average uncollectible level of trade receivables is still less than 0,8–0,9% of sales.

30.   INTEREST RATE RISK MANAGEMENT

        Trade and other receivables and payables are non-interest bearing financial assets and liabilities. Interest rates payable on the Group's loans and other borrowings are disclosed in Notes 18 and 19.

31.   FOREIGN EXCHANGE RISK

        In 2006, approximately 8% of the Group's revenues and 14% of the Group's expenses were denominated in currencies other than the Russian ruble. Revenues generated in foreign currency represent income received from foreign operators, and foreign currency denominated expenses consist primarily of payments to foreign operators for international long-distance traffic termination. Accounts receivable from foreign operators and accounts payable to foreign operators which are denominated in foreign currencies amounted to approximately 8% of the Group's total accounts receivable and 18% of the Group's total accounts payable as of December 31, 2006. Borrowings received by the Group during 2006 and outstanding as of December 31, 2006 amounted to 94% of the Group's total borrowings as of December 31, 2006. Thus the Group is exposed to foreign exchange risk.

        The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations.

32.   SUBSEQUENT EVENTS

Dividends for the year ended December 31, 2006

        In June 2007 the Group's shareholders authorized dividends of 1,796 for the year ended December 31, 2006.

	Dividends	Dividends per share, Rbl
Ordinary Shares, Rbl 0.0025 par value	1,078	1.4790
Preferred Shares, Rbl 0.0025 par value	718	2.9589

Total	1,796

Change in tax regulation on VAT refund

        The practice of netting out of the mutual settlements with its counterparties is currently used by the Group. In July 2005 changes in Russian tax legislation were adopted. Under new rules, effective from January 1, 2007, companies shall abandon settlements netting and make reciprocal cash transfers to be able to refund VAT.

        The Group widely used the netting out of its settlements with IRC before December 31, 2006. Hence, the new rules require the Group to have more cash to meet its current liabilities. However, Management does not expect a significant adverse effect on the Group's financial position due to the above rules.

Investments in Golden Telecom

        Golden Telecom, one of the investees of the Group (refer to Note 10), declared its plans for additional share issue. Under current Russian legislation, existing shareholders have the priority in their right to buy additional shares within new issues proportionately to their current share.

        In April 2007 the Board of Directors of the Group decided to keep its current share in Golden Telecom. As of June 2007, the Group can not reliably estimate the amount of future cash payment that would be required to buy its share in new issue.

33.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

        The Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") which differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP").

        The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect total shareholders' equity as of December 31, 2006, 2005 and 2004 and net income (loss) for the years ended December 31, 2006, 2005 and 2004.

Reconciliation of net income

	2006	2005	2004
Profit for the period reported under IFRS	1,456	978	4,266
Minority interest (b)	2	—	—
Impairment loss (c)	—	4,970	—
Depreciation on reversed impairment charge (c)	(1,562)	(628)	(697)
Impact of goodwill amortization (d)	—	—	135
Impact of difference in accounting for GlobalTel acquisition (f)	—	(826)	—
Deferred tax effects of US GAAP adjustments	375	(1,042)	167

Total	(1,185)	2,474	(395)

Net income under US GAAP	271	3,452	3,871

Earnings per share

	2006	2005	2004
Net income	271	3,452	3,871

	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares
Weighted average number of shares outstanding	242,831,469	728,696,320	242,831,469	728,696,320	242,831,469	728,696,320

Earnings per share	0.28	0.28	3.55	3.55	3.98	3.98

        Basic and diluted earnings per share are the same for all periods presented, as there are no potentially dilutive instruments.

Reconciliation of shareholders' equity

	2006	2005	2004
Total shareholders' equity under IFRS	50,945	49,697	50,838
US GAAP adjustments:
Pension expense and obligations (a)	(102)	—	—
Minority interest (b)	(25)	—	—
Impairment of property, plant and equipment (c)	—	4,970	—
Reversal of impairment of property, plant and equipment and goodwill (c)	4,216	808	1,436
Impact of goodwill amortization (d)	262	262	262
Partial gain recognition, net of tax (e)	(3)	(3)	(3)
Deferred tax effects of US GAAP adjustments	(987)	(1,386)	(344)

Total	3,361	4,651	1,351

Total shareholders' equity under US GAAP	54,306	54,348	52,189

(a)   Pension expense and obligations

        On December 31, 2006, the Group adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers' Accounting of Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB statements No 87, 88, 106, and 132 (R). Statement 158 required the Group to recognize the funded status of its pension plan in the statement of financial position as of December 31, 2006, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income represents unrecognized prior service costs, which were previously netted off against the plan's funded status in the Group's consolidated balance sheet pursuant to the provisions of Statement 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Group's historical accounting policy for amortizing such amounts.

        The incremental effects of adopting the provisions of Statement 158 on the Group's statement of financial position as of December 31, 2006 are presented in the following table. The adoption of Statement 158 had no effect on the Group's consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Group's operating results in future periods.

	At December 31, 2006
	Prior to adoption of Statement 158	Effect of adopting Statement 158	As reported at December 31, 2006
Defined benefit obligation	175	102	277
Deferred tax asset	—	(24)	(24)

Total liabilities	175	78	253

Accumulated other comprehensive income	—	(78)	(78)

Total shareholders' equity	—	(78)	(78)

(b)   Minority interest

        In accordance with revised IAS No.1 "Presentation of Financial Statements", effective for financial statements issued for annual periods beginning on or after January 1, 2005, minority interest is included in total net income.

        Under US GAAP, minority interest is deducted from net income and net income represents profit or loss attributable to equity holders.

(c)   Impairment on property, plant and equipment and goodwill

        In 2005 the Group recognized an impairment loss of 4,970 related to write-down of certain property, plant and equipment of 4,961 and goodwill of 9 to their recoverable amount (refer to Notes 6 and 7). The impairment loss was calculated based on the present value of estimated future cash flows from the continued use of assets using a discount rate of 16.65%.

        Under US GAAP, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires an initial assessment of impairment based on undiscounted cash flows whenever there is an indication that impairment may exist. Due to the fact the sum of undiscounted expected future cash flows was in excess of the carrying amount of the Group's property, plant and equipment as of December 31, 2005, an impairment loss was not recognized for US GAAP reporting purposes.

        Also, in 1998 the Group recognized an impairment loss of 8,699 on its property, plant and equipment other than construction in progress. The impairment loss was calculated based on the present value of estimated future cash flows from the continued use of the assets using a real-terms

(inflation adjusted) discount rate of 20%. No impairment loss was recognized for US GAAP reporting purposes.

        Since no impairment loss was recognized under US GAAP in 1998 and 2005, a different asset base is to be used to compute US GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing 1999.

        Deferred tax effect was computed using tax rate of 24%.

(d)   Accounting for investments in associates

        Before IFRS No. 3 "Business combinations" was adopted, the Group amortized goodwill acquired in business combinations. As described in Note 9, during 2002, the Group acquired 15% of voting stock of Golden Telecom, Inc. In the opinion of management, the Group exercised significant influence over financial and operating policies of Golden Telecom. Therefore, in accordance with IAS No.28, "Accounting for Investments in Associates" effective for the year ended December 31, 2004, the Group amortized the equity method goodwill related to its investment in Golden Telecom over its estimated useful life of 8 years. During 2004 the equity method goodwill related to investment in Golden Telecom recognized in IFRS accounts amounted to 135.

        Effective January 1, 2005, IFRS No.3 "Business combinations" prohibited amortization of goodwill and required to test it for impairment annually.

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is not amortized and is subject to annual impairment tests in accordance with SFAS No. 142. The Group performed the annual impairment test in respect to recoverability of the carrying amount of goodwill at December 31, 2006, 2005 and 2004 by comparing the fair value to the carrying amount for both IFRS and US GAAP purposes. The fair value exceeded the carrying amount.

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

(f)    Accounting for acquisition of GlobalTel

        As described in Note 5, in 2005 the Group obtained control over GlobalTel. The obtaining control over GlobalTel was accounted for using the purchase method, in accordance with provisions of IFRS No. 3 "Business combinations". The Group recognized its share in accumulated deficit of GlobalTel of 826 directly in equity.

        For US GAAP purposes prior to obtaining control over GlobalTel on April 25, 2005, the Group accounted for its investments in GlobalTel under equity method. Since GlobalTel incurred substantial losses from inception and had negative equity, the Group reduced its investment in GlobalTel to 0 and suspended recognition of further equity method losses. Upon obtaining control over GlobalTel, in accordance with transition provisions of EITF 96-16 "Investor's Accounting for an Investee when the Investor has a Majority of the Voting Interest but the Minority has Certain Approval or Veto Rights" the Group consolidated GlobalTel on April 25, 2005. Upon consolidation, assets and liabilities of GlobalTel were recorded at their carrying values as of that date and the Group recorded a charge of 826 for the cumulative losses previously not recorded. The following table summarizes the effect of consolidation of GlobalTel on April 25, 2005 on the consolidated financial statements of the Group:

April 25, 2005
Property, plant and equipment	357
Inventories	191
Trade and other accounts receivable	37
Other current assets	161
Cash	138
Short-term debt (Loral)	(219)
Vendor financing (Globalstar)	(1,206)
Lease liabilities	(86)
Other current liabilities	(199)
Cumulative effect adjustment	826

—

Investments in associates

        Summarized financial information for 2005 and 2004 of the Group's significant equity method investee, Golden Telecom, was as follows (translated into Rubles using exchange rate as of December 31, 2005 and 2004, respectively):

	2005	2004
Income statement information
Revenues	19,209	16,205
Operating income	3,337	2,651
Net income	2,190	1,798
Financial position information
Current assets	6,072	5,558
Non-current assets	19,320	16,801
Current liabilities	3,796	3,234
Non-current liabilities	1,598	1,418
Net assets	19,431	17,381

        In December 2005 the Group lost significant influence over Golden Telecom (refer to Notes 9 and 10), discontinued applying equity method of accounting for this investment and reclassified it as available-for-sale financial asset. The Group had no material investees to disclose their separate financial statements in 2006.

New US GAAP standards adopted in 2006

        In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 (SAB 108) Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 eliminates the diversity of practice surrounding how public companies quantify financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement disclosures. SAB 108 must be applied to annual financial statements for their first fiscal year ending after November 15, 2006. The adoption of the provisions of SAB 108 did not have a material impact on the Group's results of operations or financial position.

New US GAAP standards not yet adopted in 2006

        In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48) Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 excludes from the scope income taxes from

SFAS No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006; however, early adoption is allowed. The Group is going to adopt FIN 48 for the fiscal year 2007. The impact of the implementation of FIN 48 is to be recognized as a change in the opening balance of retained earnings as of January 1, 2007. Management is still in process of implementing relevant control procedures for FIN 48 application.

        In September 2006, the FASB issued FASB statement No. 157 (SFAS No. 157), Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management does not believe that the impact of adopting SFAS No. 157 will have a material impact on the Group's results of operations or financial position.

        In February 2007, the FASB issued FASB statement No. 159 (SFAS No. 159), The Fair Value Option for Financial Assets or Financial Liabilities. The standard permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is expected to expand the use of fair value measurement. SFAS No. 159 shall be effective as of the beginning of each reporting entity's first fiscal year that begins after November 15, 2007 but earlier adoption is allowed under certain conditions. The impact of adopting SFAS No. 159 is not expected to have a material impact on the results of operations or financial position of the Group.

        In June 2006, the Emerging Issues Task Force reached a consensus on EITF Issue No. 06-03 (EITF No. 06-03), "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)". EITF No. 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF No. 06-03 become effective for fiscal years beginning after December 15, 2006. The adoption of EITF No. 06-03 is not expected to have a material effect on the Group's consolidated financial position or results of operations.

        Consolidated statements of changes in shareholders' equity and comprehensive income under US GAAP for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Common shares		Preferred shares
						Accumulated other comprehensive income
	Number of shares	Share capital	Number of shares	Share capital	Retained earnings		Total shareholders' equity
Balance as of January 1, 2004	728,696,320	75	242,831,469	25	49,253	363	49,716

Comprehensive income
Net income	—	—	—	—	3,871	—	3,871
Net change in unrealized gain on available-for-sale investments	—	—	—	—	—	32	32

Total comprehensive income	—	—	—	—	3,871	32	3,903
Dividends for 2003	—	—	—	—	(1,430)	—	(1,430)

Balance as of December 31, 2004	728,696,320	75	242,831,469	25	51,694	395	52,189

Comprehensive income
Net income	—	—	—	—	3,452	—	3,452
Net change in unrealized gain on available-for-sale investments	—	—	—	—	262	231	493

Total comprehensive income	—	—	—	—	3,714	231	3,945
Dividends for 2004	—	—	—	—	(1,786)	—	(1,786)

Balance as of December 31, 2005	728,696,320	75	242,831,469	25	53,622	626	54,348

Comprehensive income
Net income	—	—	—	—	271	—	271
Net change in unrealized gain on available-for-sale investments	—	—	—	—	—	1,806	1,806
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	—	—	(78)	(78)

Total comprehensive income	—	—	—	—	271	1,728	1,999
Dividends for 2005	—	—	—	—	(2,041)	—	(2,041)

Balance as of December 31, 2006	728,696,320	75	242,831,469	25	51,852	2,354	54,306