Form 20-F
period 2007-12-31
OPEN JOINT STOCK CO LONG DISTANCE & INTERNAT COMM ROSTELECOM
filed 2008-06-30
CIK 1054487

QuickLinks -- Click here to rapidly navigate through this document

Filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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

           728,696,320 ordinary shares, par value 0.0025 Russian rubles each, as of December 31, 2007.

           8,747,675 American Depositary Shares, each representing six ordinary shares, as of December 31, 2007.

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

           ☒ Yes ☐ No

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing (Check One):

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

           ☐ Item 17    ☒ Item 18

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

           ☐ Yes    ☒ No

(1)
Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	5
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	5
D.	RISK FACTORS	5
ITEM 4.	INFORMATION ON THE COMPANY	33
A.	HISTORY AND DEVELOPMENT	33
B.	BUSINESS OVERVIEW	39
C.	ORGANIZATIONAL STRUCTURE	67
D.	PROPERTY, PLANT AND EQUIPMENT	71
ITEM 4A.	UNRESOLVED STAFF COMMENTS	72
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	72
A.	OPERATING RESULTS	72
B.	LIQUIDITY AND CAPITAL RESOURCES	89
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	96
D.	TREND INFORMATION	99
E.	OFF-BALANCE SHEET ARRANGEMENTS	100
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	101
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	101
A.	DIRECTORS AND SENIOR MANAGEMENT	101
B.	COMPENSATION	106
C.	BOARD PRACTICES	106
D.	EMPLOYEES	112
E.	SHARE OWNERSHIP	113
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	113
A.	MAJOR SHAREHOLDERS	113
B.	RELATED PARTY TRANSACTIONS	114
C.	INTERESTS OF EXPERTS AND COUNSEL	114
ITEM 8.	FINANCIAL INFORMATION	114
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	115
B.	SIGNIFICANT CHANGES	117
ITEM 9.	THE OFFER AND LISTING	118
A.	LISTING DETAILS	118
B.	PLAN OF DISTRIBUTION	120
C.	MARKETS	120
D.	SELLING SHAREHOLDERS	120
E.	DILUTION	120
F.	EXPENSES OF THE ISSUE	120
ITEM 10.	ADDITIONAL INFORMATION	120
A.	SHARE CAPITAL	120
B.	DESCRIPTION OF CHARTER CAPITAL AND CERTAIN REQUIREMENTS OF RUSSIAN LEGISLATION	120
C.	MATERIAL CONTRACTS	135
D.	EXCHANGE CONTROLS	137
E.	TAXATION	138
F.	DIVIDENDS AND PAYING AGENTS	144
G.	STATEMENT BY EXPERTS	144

i

        As used in this annual report, "Rostelecom," "the company," "the group," "we," "us" or "our" refers to Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom and its consolidated subsidiaries.

        We publish our consolidated financial statements in Russian rubles. In this annual report, (i) references to "RUR" and "rubles" are to Russian rubles; (ii) references to "U.S. dollars," "U.S.$" and "$" are to United States dollars; (iii) references to "JPY" are to Japanese yen; and (iv) references to "EUR" and "euro" are to the common currency of the European Economic and Monetary Union. Unless otherwise indicated, all RUR figures as of and for the year ended of December 31, 2002 have been restated in terms of the ruble purchasing power current as of December 31, 2002.

        For convenience only (except where noted otherwise), certain RUR figures for 2007 have been converted into U.S. dollars at the rate of RUR 24.55 = $1.00, which was the exchange rate published by the Central Bank of the Russian Federation, or the Central Bank, for December 31, 2007. These conversions should not be construed as a representation that the RUR amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The ruble is not a convertible currency outside the territory of the Russian Federation. For more information, see "Item 10. Additional Information—D. Exchange Controls."

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

        FAC:    Federal Agency on Communications

        FAS:    Federal Anti-Monopoly Service

        FOL:    Fiber optic line

        FSFM:    Federal Service for Financial Markets

        FST:    Federal Service on Tariffs

        HCD:    Home Country Direct

        IFS:    International Freephone Service

        ILD:    International long-distance

        IP:    Internet-Protocol

        IRC:    Inter-regional company

        ISDN:    Integrated services digital network

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        The selected financial data as of and for the years ended December 31, 2007, 2006 and 2005 presented below have been derived from, and are qualified by reference to, our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Selected financial data as of and for the years ended December 31, 2004 and 2003 have been derived from our previously published consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as published by the International Accounting Standards Board (the "IASB"). The information below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and notes included elsewhere in this annual report.

        Unless otherwise indicated, the following selected financial data as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are presented in millions of rubles. Per share amounts are expressed in rubles.

	Years Ended December 31,
	2007	2006	2005	2004	2003
Telephone traffic
Domestic long-distance traffic	31,973	31,370	18,126	17,297	12,347
Outgoing international long-distance traffic	12,317	13,271	9,405	9,060	8,198
Incoming and transit international long-distance traffic	5,710	4,480	4,098	4,041	3,871

Total telephone traffic	50,000	49,121	31,629	30,398	24,416

Rent of channels	7,725	7,116	6,045	4,623	2,986

Other revenue
Television and radio transmission	448	528	574	602	584
Satellite services	699	559	548	—	—
Internet access	1,143	217	44	—	1,060
FreePhone services	1,133	761	430	142	47
Miscellaneous revenue	3,454	3,257	1,685	1,553	2,174

Total other revenue	6,877	5,322	3,281	2,297	3,865

Total Revenue	64,602	61,559	40,955	37,318	31,267

Wages, salaries, other benefits and payroll taxes	8,763	7,147	6,242	5,109	3,946
Depreciation	7,613	8,418	7,136	7,498	8,252
Impairment of property, plant and equipment, intangible assets and goodwill	271	—	4,970	—	—
Charges by network operators—international	7,817	7,304	7,059	6,484	5,913
Charges by network operators—national	27,860	29,355	8,741	7,883	4,053
Other operating expenses	9,249	8,030	6,407	5,339	6,918

Total operating expenses	61,573	60,254	40,555	32,313	29,082

Operating profit	3,029	1,305	400	5,005	2,185
Gain/(loss) from associates	156	19	169	(25)	115
Net interest and other non-operating income, including monetary gain	815	1,119	1,104	639	1,447

Income before tax and minority interest	4,000	2,443	1,673	5,619	3,747

Income tax (expense)	(1,194)	(987)	(695)	(1,353)	(222)

Income after taxation from continuing operations	2,806	1,456	978	4,266	3,525

Net loss from discontinued operations, net of tax, including write-down of property, plant and equipment(1)	—	—	—		(2,459)

Net income	2,806	1,456	978	4,266	1,066

Attributable to:
Equity holders of the parent	2,805	1,458	978	4,266	346
Minority interest—continuing operations	1	(2)	—	—	70
Minority interest—discontinuing operations	—	—	—	—	650
Earnings per Share (rubles)—basic and diluted	2.89	1.50	1.01	4.39	1.10
Earnings per Share (rubles)—continuing operations	2.89	1.50	1.01	4.39	3.63
Loss per Share (rubles)—discontinued operations	—	—	—	—	(2.53)
Earnings per ADS (rubles)—basic and diluted(2)	17.34	9.00	6.06	26.34	6.60
Earnings per ADS (rubles)—continuing operations(2)	17.34	9.00	6.06	26.34	21.78
Loss per ADS (rubles)—discontinued operations(2)	—	—	—	—	(15.18)
Per share dividend on preferred share (rubles)(3)	2.96	3.72	2.97	3.25	1.27
Per share dividend on ordinary share (rubles)(3)	1.48	1.56	1.46	0.88	0.54
Per ADS dividend on ordinary share (US$)(4)	0.36	0.36	0.30	0.19	0.11

BALANCE SHEET DATA
Amounts in accordance with IFRS
Non-current assets	53,586	48,110	44,315	48,788	52,135
Current assets	19,858	20,388	21,002	15,632	12,913

Total assets	73,444	68,498	65,317	64,420	65,048

Total shareholders' equity and minority interest	56,153	50,945	49,697	50,838	48,161
Current liabilities	12,335	12,696	7,470	6,158	7,398
Non-current liabilities	837	1,413	3,979	1,470	2,007
Deferred tax liability	4,119	3,444	4,171	5,954	7,482

Total shareholders' equity, minority interest and liabilities	73,444	68,498	65,317	64,420	65,048

STATEMENT OF CASH FLOWS
Net cash provided by operating activities	9,787	7,421	10,943	7,754	2,075
Net cash used in investing activities	(6,240)	(4,456)	(10,109)	(6,053)	(6,640)
Net cash provided by/(used in) financing activities	(2,609)	(3,004)	308	(2,967)	3,486
Effect of exchange rate changes and inflation on cash and cash equivalents	(7)	(6)	1	(8)	(34)

Net (decrease)/increase in cash and cash equivalents	931	(45)	1,143	(1,274)	(1,113)

SELECTED STATISTICAL DATA
International telephone minutes (million)
Incoming	3,062	2,461	1,875	1,594	1,207
Outgoing	1,820	1,933	1,769	1,541	1,323
Domestic long-distance minutes (million)	10,175	9,722	9,347	9,094	8,220

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

        In 2005, new rules and regulations governing the national telecommunications sector were enacted by the Ministry of Communications and Mass Media, or Mincomsvyaz, as part of the regulatory reform and restructuring of the national telecommunications sector aimed at facilitating competition and making the industry more attractive for investors. The new rules and regulations came into effect on January 1, 2006 and introduced a new scheme governing the relationships between the providers of DLD/ILD services and end users, and effectively ended our monopoly over the provision of long-distance telecommunications services in Russia.

        Prior to January 1, 2006, we provided ILD and DLD traffic throughput services to Russian operators, including to each of Russia's seven Svyazinvest IRCs and other local operators. In Moscow, we provided DLD/ILD telecommunications services to subscribers through the local access network of a local operator, and billed customers directly. IRCs and other operators independently billed for long-distance services provided to their local network subscribers (except for subscribers in Moscow). The operators settled with us for long-distance call transit and termination services, and we, in turn, paid the respective operator for call termination services.

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

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2007	26.58	24.26	25.58	24.55
2006	28.48	26.18	27.09	26.33
2005	29.00	27.46	28.29	28.78
2004	29.45	27.75	28.73	27.75
2003	31.88	29.25	30.67	29.45

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
May 2008	23.88	23.55
April 2008	23.67	23.34
March 2008	24.05	23.51
February 2008	24.78	24.12
January 2008	24.89	24.29
December 2007	24.75	24.42
November 2007	24.68	24.26
October 2007	25.06	24.70
September 2007	25.70	24.95
August 2007	25.84	25.34
July 2007	25.73	25.39
June 2007	26.05	25.78

        The exchange rate between the ruble and the U.S. dollar published by the Central Bank for June 30, 2008 was 23.46 rubles per $1.00.

        The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate
Year ended December 31,
2007	11.9%
2006	9.0%
2005	10.9%
2004	11.7%
2003	12.0%

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

Risk Relating to the Regulatory Reform of the Russian Telecommunications Industry

  Implementation of the new Federal Law on Communications, or the Communications Law, may cause us to lose our dominant position in the Russian long-distance telecommunications market, may impact our ability to timely and accurately prepare our financial statements and impose additional financial burdens on us, which may materially and adversely affect our business, financial condition and results of operations

        Prior to January 1, 2006, we were the only nationwide DLD/ILD operator in Russia and, therefore, held a monopoly position in this market. Reform of the Russian telecommunications industry began with the introduction of the Communications Law in 2004 and has intensified as implementing regulations have been enacted thereunder. Most significantly, the new regulations opened up the DLD/ILD market by allowing telecommunications operators to apply for DLD/ILD telecommunications services licenses, and radically restructured our relationships with IRCs, local operators and subscribers. However, as certain regulations under the new legislative framework have not yet been enacted, it is not entirely clear how the new regulatory regime will ultimately impact our business, financial condition and results of operations. For additional information, see "Item 4. Information on the Company—B. Business Overview—Regulation of the Russian Telecommunications Industry."

Change in DLD and ILD competitive environment

        New regulations have been enacted allowing operators to apply for DLD/ILD telecommunications services licenses. Among other things, operators seeking to obtain such a license are required to have interconnection points in each of the 83 Russian regions and network capacity to offer DLD services throughout the entire territory of Russia. More than 30 operators are reported to have already applied for and received DLD/ILD licenses, and six operators, Multiregional Transit Telecom, or MTT, TransTelecom, Equant, Golden Telecom, Arktel and Synterra, have commenced operations. In addition, MTS and Comstar-United TeleSystems have received DLD/ILD licenses and are expected to commence the provision of DLD/ILD services in the near future. If these or other operators are successful in competing with us in providing nationwide DLD/ILD telecommunications services, we will lose our near monopoly position in the fixed-line DLD/ILD telecommunications sector and our market share in the fixed-line DLD/ILD services market may erode.

Radical restructuring of the provision of long-distance services to end users

        Prior to January 1, 2006, we provided DLD/ILD traffic throughput services to Russian operators, including to each of Russia's seven IRCs and other local operators. These operators billed their own local customers for outgoing domestic long-distance and international calls, while we, in turn, billed the operators for the traffic throughput and termination. We had a different arrangement in Moscow, where we provided DLD/ILD telecommunications services to end users through the local access network of a local operator, and billed customers directly.

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

        As we were previously not required to bill or directly service end users outside of Moscow prior to January 1, 2006, we do not have sufficient staff and other resources to perform these functions. We therefore entered into service contracts, or Service Provision Agreements, with the IRCs and other operators of local and intra-regional networks to act as our regional agents, or Contract Service Providers (CSPs). In this capacity, the CSPs bill for telecommunications services, prepare, print and deliver invoices and collect payments from end users and perform customer service functions. The agents are also required to furnish all information required for our management and accounting reports (in both monetary and unit terms) and, together with us, undertake the joint reconciliation of unit amounts of services provided to end users.

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

        In turn, these deficiencies have had and may have in future the following consequences:

  •
  significant delay in our preparation of accounting and financial reports caused by difficulties in measuring and recognizing revenues and direct costs;

  •
  material weakness in our internal control over financial reporting with respect to lack of effective processes and controls over our accounting for certain revenues and expenses from agency agreements related to the provision of long-distance telecommunications services, for additional information see "Item 15. Controls and Procedures;" and

  •
  our inability to receive an unqualified opinion on the effectiveness of our internal control over financial reporting from our independent registered public accounting firm.

        In addition, these deficiencies may result in our inability to timely file our annual reports on Form 20-F with the SEC.

Risks associated with the servicing of end users by the CSPs on our behalf

        Under the Service Provision Agreements, we rely on the CSPs to perform various customer service functions. For example, the new regulations require that a contract for telecommunications services (including for long-distance services) be executed between the operator and each end user. The regulations also require us to deliver invoices in hard copy directly to end users for DLD and ILD services. We rely on the CSPs to perform these functions on our behalf under the Service Provision Agreements. However, there is no guarantee that the CSPs will perform these tasks in a diligent and timely manner, which could adversely affect our ability to comply with the new regulations and collect and record revenues for services rendered.

        The Service Provision Agreements also require the CSPs to provide us with certain information regarding the numbering capacity of interconnected local operators and subscribers, but they often fail to do so. Moreover, under current legislation, IRCs and local operators are required to provide individual subscriber information to interconnected long-distance operators without the prior written consent of a subscriber; however, there is a lack of procedure in place for the exchange of subscriber information in the current legislation. Such information is critical to our ability to properly record traffic transit from subscribers and to calculate charges for services rendered and to issue invoices. The failure or inability of IRCs and local operators to provide us with subscriber information may hinder our ability to charge and collect payments from subscribers for long-distance services.

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

        In addition, the Communications Law provides for the regulation of certain tariffs set by telecommunications operators occupying a "significant position" in a market, or "significant operators,"

which the law defines as an operator holding, together with affiliates, more than 25% of the numbering capacity or throughput capacity in a particular geographic numbering zone or throughout Russia. We were added to the list of "significant operators" in December 2005. Significant operators are regulated by the Federal Service on Supervision in the Area of Communications and Mass Media, or Rossvyazcomnadzor. For additional information, see "Item 4. Information on the Company—B. Business Overview—Regulation of the Russian Telecommunications Industry."

        Currently, our tariffs for DLD services are regulated by the FST. Inter-operator settlement rates, including rates for call origination, termination and transit charged by significant operators are regulated by the Federal Agency on Communications, or the FAC. Because inter-operator settlement rates for call origination and termination are a substantial component of the long-distance rates charged to end users, any changes in the inter-operator settlement rates could have a significant impact on our financial condition and results of operations.

        An additional amount called the "compensation surcharge" was also payable by intra-regional and/or DLD/ILD operators to local and intra-regional operators, respectively, for the initiation of intra-regional and DLD/ILD calls, respectively, in order to compensate for losses incurred by local operators. The amount of the compensation surcharge was determined by the FST based on the amounts paid by a local operator to cover the difference between its revenues from intra-regional and local telecommunications services rendered at regulated tariffs and its economically justifiable costs relating to such services. In determining the compensation surcharge, the FST applied a certain profit margin as well. In accordance with Government Decree No. 627, dated October 19, 2005 and most recently amended on November 14, 2007, the compensation surcharge was in effect until January 1, 2008. Effective January 1, 2008, the compensation surcharge was abolished. The compensation surcharge substantially reduced the portion of the total DLD/ILD tariff we ultimately received.

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

        In addition, the rapid development of mobile communications is allowing mobile operators greater access to the end users of telephone services nationwide. Mobile operators have the technical capability and legal right to transit DLD traffic to public switched telephone networks, or PSTNs, through us, as well as other long-distance operators. Furthermore, MTS, Vimpelcom and Megafon, the leading mobile operators in Russia, have received DLD/ILD licenses. Mobile operators also have the legal and technical capability to directly exchange mobile-to-mobile traffic. Due to the mobile operators' ability to bypass our network when transmitting DLD/ILD traffic, we carried an insignificant portion of total mobile traffic during 2007, and we may be unable to increase or maintain our share of mobile traffic in the future.

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

  If the demand for certain telecommunications services we have recently introduced or are developing does not increase, our ability to achieve further revenue growth from these services will be limited

        We have recently introduced or are developing new products and services, including (1) our Intelligent Network, which provides toll-free and mass-calling information services, (2) our Televoting service, which provides a mass-calling service for TV, radio and other press events involving high call volumes and (3) VPN and Internet services based on our IP/MPLS network. If the markets for these services do not grow as expected, our ability to achieve further revenue growth may be impaired. Furthermore, we may be unable to take advantage of any growth in demand for these services if we fail to develop and market our own services on a timely basis.

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

        Moreover, following the introduction of the new regulatory scheme on January 1, 2006, we began providing DLD/ILD services to end users and bill them directly, which resulted in changes to our customer base and led to an increase in our accounts receivable. The rate of collection of accounts receivable from end users under the new scheme is lower than that from IRCs and other local operators under the scheme effective prior to January 1, 2006. Our inability to effectively collect payments from end users for services rendered may result in the growth of doubtful accounts and, consequently, in losses from bad debt write-offs. Furthermore, fees we pay to IRCs and other local operators for call origination and termination services represent a substantial part of DLD/ILD services and do not depend on the collection of payments for DLD/ILD services we provide. Thus, lower collection rates may have a negative impact on our margins and, as a result, materially adversely affect our financial position.

  Our inability to obtain equipment, software and other network components and services in a timely manner and at market prices could have a material adverse effect on our business

        The operation of our network depends upon our ability to obtain adequate supplies of switching and other network equipment, after-sales support and repair service on a timely basis. At present, we purchase component parts for switching and certain network equipment from Cisco, NEC Corporation, Alcatel, Siemens AG, Fujitsu Ltd., Huawei Technologies Co, Ltd. and Ericsson. We also purchase and implement software products from suppliers including Microsoft, Oracle, IBM, Amdocs and PeterService. Our inability to obtain equipment, component parts, product and repair support, software products and software updates as required from our current suppliers or alternative suppliers in a timely manner and at market prices could have a material adverse effect on our business.

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

  If the calculation of our tax liability and certain initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations

        Following a tax audit for the period covering the fiscal years ended December 31, 2004, 2005 and 2006, the Russian tax authorities issued a tax assessment in June 2006 for RUR 1.8 billion (including fines and penalties) relating to our calculation of taxes payable on our revenue from traffic transmission and certain VAT benefits. We filed an objection to these findings and the corresponding assessment with the Russian Federal Tax Service, but the Federal Tax Service has not yet responded to our objection. In the event that we are ultimately found liable for all or a significant part of the original assessment, the resulting losses would have a material adverse impact on our financial condition and results of operations.

  Our business operations could be significantly disrupted if we lose key members of our management and accounting personnel

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

        We are also dependent on certain qualified personnel for financial reporting in accordance with IFRS and SEC requirements. In Russia, there are only a limited number of individuals with adequate IFRS and SEC reporting expertise and there is increasing demand and intense competition for such personnel as more Russian companies are beginning to prepare financial statements on the basis of IFRS. Such competition makes it difficult for us to hire and retain such personnel, and currently we do not have sufficient qualified personnel to meet our needs. This lack of qualified personnel resulted in a material weakness in our internal control over financial reporting identified by our management and our independent registered public accounting firm. The loss of existing key personnel could have a further material adverse effect on our business, financial condition and results of operations. For additional information, see "Item 15. Controls and Procedures" and "—We have identified and reported material weaknesses in our internal control over financial reporting and we may not be able to remediate these material weaknesses or prevent future material weaknesses. If we fail to do so there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis."

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

  We are subject to the regulation and control of the FST and FAS and our failure to comply with these regulations could have a material adverse effect on us

        Under Russian law, the state has the authority to regulate, to a certain extent, activities of natural monopolies. As we are considered to be a natural monopoly, we are subject to regulation by the FST.

In addition, as an entity controlling more than 35% of the DLD and ILD telecommunications market in Russia, we are also subject to regulation by the Federal Anti-Monopoly Service, or the FAS.

        The Natural Monopolies Law provides a legal basis for the federal regulation of telecommunications providers and provides for state control over the setting of tariffs for publicly-accessible telecommunications services, mail services and other activities. This law significantly impacts our ability to set tariffs independently. The Natural Monopolies Law and the Law on Protection of Competition also govern the types of transactions into which a regulated entity, such as us, may enter. Any failure to comply with such regulation could materially and adversely affect our business. The Russian government, through the FST, regulates end-user DLD tariffs and may require us to enter into specified contracts with state-owned entities. Although we are permitted to petition the FST to change the tariffs based on such criteria as inflation and increased costs, such requests may not be granted and the FST may not adequately take such factors into account in setting tariffs. In addition, as a regulated entity, we are not permitted to refuse to enter into contracts with particular consumers if the FAS so requires. Any of the above circumstances could have a material adverse effect on our business, financial condition and results of operations.

  Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations

        Our telecommunications licenses expire periodically and may be renewed upon application to Rossvyazcomnadzor. Government officials in Russia have broad discretion in deciding whether to renew a license, and may not renew licenses after their expiration. If licenses are renewed, they may be renewed with additional obligations, including payment obligations.

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

  To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we will have to continue to divert significant moneys and resources, including senior management time, from our operating businesses, which could materially adversely affect our business, results of operations and prospects

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to evaluate the effectiveness of our internal control over financial reporting on an annual basis and furnish a report with management's assessment thereof as part of our Form 20-F filed with the SEC. Our management is also required to report on the effectiveness of our disclosure controls and procedures. Our independent registered public accounting firm is required to attest to, and report on management's assessment and the effectiveness of internal control over financial reporting. As disclosed elsewhere in this annual report, management has identified thirteen material weaknesses in internal control over financial reporting and, accordingly, has determined that internal control over financial reporting was not effective as of December 31, 2007. For more information, see "Item 15. Controls and Procedures."

        We believe that significant time, effort and expense, including time of senior management will continue to be required to design, maintain and evaluate the internal control system over financial reporting under these rules. For these reasons, the costs involved in achieving Section 404 compliance could have a material adverse effect on our business, results of operations and prospects.

  We have identified and reported material weaknesses in our internal control over financial reporting and we may not be able to remediate these material weaknesses or prevent future material weaknesses. If we fail to do so there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis

        Management has identified thirteen material weaknesses in our internal control over financial reporting as defined in the Accounting Standard No. 5 issued by the Public Company Accounting Oversight Board for the year ended December 31, 2007. The material weaknesses in our internal control over financial reporting for the year ended December 31, 2007 are described in "Item 15. Controls and Procedures."

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

        Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports with respect to the effectiveness of our internal control over financial reporting as required by the SEC rules under Section 404 of the Sarbanes-Oxley Act of 2002. The existence of these material weaknesses could result in errors in our financial statements that could result in a restatement, cause us to fail to meet our reporting obligations, which could be subject to sanctions by such regulatory authorities as the SEC, and cause investors to lose confidence in our reported financial information, leading to a decline in the price of our shares and ADSs.

Risks Relating to Our Financial Condition

  Servicing and refinancing our indebtedness will require a significant amount of cash, and our ability to generate cash or obtain financing depends on many factors beyond our control

        As at December 31, 2007, our consolidated total debt was approximately $113.4 million, of which $85.4 million was secured by the pledge of equipment. Our interest expense was approximately $9.7 million, net of amounts capitalized, as of December 31, 2007.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, approximately $93 million of our debt is comprised of floating rate interest loans, which may increase in the future. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under, and acceleration of, our other indebtedness.

        In addition, we may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may be required to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms or at all, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and prospects. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

  Our cash holdings are exposed to devaluation

        There are only a limited number of ruble-denominated instruments in which we may invest our excess cash. The devaluation of the U.S. dollar against the ruble decreases our U.S. dollar-denominated holdings in ruble terms and results in foreign exchange losses as our financial statements are reported in rubles. We face similar risks in relation to our euro-denominated holdings.

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

  Devaluation of the ruble against the U.S. dollar could increase our costs and reduce our operating revenues

        A significant portion of our costs, expenditures and liabilities, as well as capital expenditures and borrowings, are either denominated in, or closely linked to, the U.S. dollar and Special Drawing Rights, or SDRs, while most of our operating revenues are denominated in rubles. As a result, the devaluation of the ruble against the U.S. dollar or other currencies comprising the SDR basket can adversely affect us by increasing our costs in ruble terms. Additionally, if the ruble declines against the U.S. dollar and increases in prices we charge for our services do not offset such devaluation, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness. The devaluation of the ruble may also result in a decrease in the purchasing power of our ruble-denominated assets, such as ruble deposits.

  Inflation could increase our costs and decrease our operating margins

        Although the inflation rate in Russia has been gradually decreasing in recent years (15.1% in 2002, 12.0% in 2003, 11.7% in 2004, 10.9% in 2005, 9.0% in 2006), it increased to 11.9% in 2007, according to Rosstat, and is still relatively high. We tend to experience inflation-driven increases in certain of our costs, including salaries, rents and energy costs, which are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures and government regulation of our tariffs, we may not be able to raise the tariffs we charge for our services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

Risks Relating to the Control of the Company by Svyazinvest and the Government of the Russian Federation

  Our business operations could be significantly disrupted if our major shareholder undergoes a change in control or reduces its control over us

        We are effectively controlled by Svyazinvest Telecommunications Investment Open Joint-Stock Company, or Svyazinvest, which holds 50.67% of our voting shares. In turn, the government has a controlling interest in Svyazinvest through the Federal Agency for Federal Property Management. Mincomsvyaz has indicated its support for selling the government's stake in Svyazinvest, although it is not clear when or whether such sale will occur. Any change in control in Svyazinvest may have a material adverse impact on our business activities due to the following factors:

  •
  A change in control in Svyazinvest may result in unpredictable changes for us, including changes to our board of directors, management and our business approach, as a result of the business strategy of the new major shareholder of Svyazinvest;

  •
  Reducing or eliminating Svyazinvest's controlling position in us may jeopardize business relations between us and major intra-regional and local telephone operators controlled by Svyazinvest that are our primary providers of origination and termination services. In 2007, Svyazinvest IRCs provided origination and termination services to us in the amount of RUR 21,162 million, or 76% of our overall payments to national telecommunications operators; and

  •
  The sale or potential sale of a significant number of our shares out of the 50.67% stake held by Svyazinvest may cause the market price of our shares and ADSs to decline significantly.

        Currently, Svyazinvest is viewed as a strategic asset by the government mainly due to our vital role in providing telecommunications services to certain state agencies. The government may therefore elect to maintain a certain measure of control over Svyazinvest's subsidiaries, including us, through the maintenance of a "golden share" or other means.

  We could be influenced by the government of the Russian Federation in ways that may conflict with the interests of other holders of our shares and ADSs

        The government, through the Federal Agency for Federal Property Management, holds a 75% stake less one share in Svyazinvest, and effectively controls Svyazinvest and its group of companies, or the Svyazinvest Group. Svyazinvest holds 50.67% of our voting shares. Thus, we are effectively controlled by the government of the Russian Federation.

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

Political and Social Risks

  Political and governmental instability in Russia could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs

        Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy into a pluralist democracy with a market-oriented economy. Although it has developed institutions and a legal and regulatory system characteristic of parliamentary democracies, these institutions and systems lack a long-term institutional history and are not as firmly established as their Western counterparts. The course of political, economic and other reforms has in some respects been uneven, and the composition of the government of the Russian Federation has at times been unstable. For example, six different prime ministers headed the government of Russia between March 1998 and May 2000.

        During his term as president, President Putin generally maintained governmental stability, reduced fragmentation of representation in the State Duma by requiring all votes to be cast for a party list, and took steps to reassert federal supremacy over Russia's regions, including by eliminating popular election of regional executive branches. However, shifts in governmental policy and regulation in the Russian Federation may be less predictable than in many Western countries. For example, just prior to Mr. Putin's re-election to the presidency in 2004, he dismissed his entire cabinet, including the prime minister, issued a presidential decree reorganizing the government, and announced plans for a major overhaul of the federal system. Again, in September 2007, ahead of State Duma elections in December 2007 and the presidential election in March 2008 in which he was not eligible to participate, Mr. Putin dismissed the prime minister, announced his intention to run for the State Duma and expressed his openness to the possibility of becoming prime minister for the next president. Mr. Putin was subsequently appointed to this position following the inauguration of Dmitry Medvedev as Russia's president in May 2008. It is not yet clear how or whether governmental policy will change under President Medvedev's leadership.

        Although the foregoing events may result in a continuity of power and stability, changes in governmental policy that affect us or our investors in unpredictable ways may (and in certain cases are likely to) continue. For example, possible changes following the next State Duma or presidential election could affect the policies and practices of the government of the Russian Federation with respect to the food industry including, inter alia, the tightening of food sector regulation. Future governmental changes, or major policy shifts may occur with little or no warning, which, in certain cases, could have a material adverse effect on our operations, financial condition, prospects and the value of our shares and ADSs.

  Potential conflict between central and regional authorities could create an uncertain operating environment hindering our long-term planning ability

        The Russian Federation is a federation of 83 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities could result in the enactment of conflicting legislation at various levels and may lead to political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus may hinder our long-term planning efforts and create uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, which can halt normal economic activity and disrupt the economies of neighboring regions. For example, violence and attacks relating to the Chechen conflict have spread to other parts of Russia and several terrorist attacks have been carried out by Chechen terrorists in other parts of Russia, including Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia.

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

Legal Risks and Uncertainties

  We, our principal shareholders, their affiliates and our subsidiaries have engaged and may continue to engage in transactions among ourselves that may present conflicts of interest, and may be subject to challenge by minority shareholders

        We, our principal shareholders, their affiliates and our subsidiaries in the past have carried out, and continue to carry out, transactions with us and others which may be considered to be "interested party transactions" under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. See "Item 10. Additional Information—B. Description of Charter Capital and Certain Requirements of Russian Legislation—Interested Party Transactions." The provisions of Russian law defining which transactions must be approved as "interested party transactions" are subject to different interpretations. We cannot assure you that our and our subsidiaries' applications of these concepts will not be subject to challenge by former and current shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

  Russian companies can be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law

        Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, such liquidation could lead to significant negative consequences for our group.

        For example, in Russian corporate law, negative net assets calculated on the basis of Russian accounting standards as at the end of the second or any subsequent year of a company's operation can serve as a basis for a court to order the liquidation of the company upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. The amount of net assets of some of our subsidiaries is below the minimum legal requirements, and we are currently taking steps to remedy this. However, we believe that the risk of their liquidation is remote.

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

        These uncertainties also extend to property rights. During Russia's transformation from a centrally-planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business.

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

  Restrictive currency regulations or limited foreign currency markets in Russia could hinder our ability to conduct our business

        In the past, Russian currency regulations imposed various restrictions on operations involving foreign currencies in an attempt to support the ruble. Effective from January 1, 2007, most of these restrictions have been removed. However, the government and the Central Bank may impose requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia in the future. For example, Russian companies currently must repatriate proceeds from export sales. Moreover, the foreign currency market in Russia is still developing, and we may experience difficulty in converting rubles into other currencies. A majority of our major capital expenditures and payments to vendors and substantially all of our debt are denominated and payable in various foreign currencies, including the U.S. dollar and euro. Any delay or difficulty in converting rubles into a foreign currency to make a payment or any practical difficulty in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the acceleration of debt obligations and cross- defaults, or prevent us from carrying on necessary business transactions, including paying our foreign suppliers.

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

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our subsidiaries. The total liability of our subsidiaries, as of December 31, 2007, was $143.4 million. This liability could have a material adverse effect on our business, results of operations and financial condition.

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

        The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Thus, controlling shareholders owning slightly less than 75% of the outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders' meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our majority shareholders and our management in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could have a material adverse effect on the value of the shares and ADSs.

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

  ADS holders may be unable to benefit from the United States-Russia income tax treaty

        Prior to January 1, 2008, under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15% for legal entities and organizations and at a rate of 30% for individuals. The domestic tax rate applicable to dividends payable by Russian companies to non-resident individuals was reduced from 30% to 15% effective from January 1, 2008. This tax may be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the "United States-Russia income tax treaty") for U.S. tax residents. However, the Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In 2005 and 2006, the Ministry of Finance of the Russian Federation expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States-Russia income tax treaty. See "Item 10. Additional Information—E. Taxation—Russian Income and Withholding Tax Considerations" for additional information.

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

        We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs or the Deposit Agreement.

Listing of Our Shares

        Our American Depositary Receipts, or ADRs, have been listed on the New York Stock Exchange (ticker ROS) since February 17, 1998. Our common and preferred shares (tickers RTKM and RTKMP, respectively) have been listed on the RTS Stock Exchange, or the RTS, and the Moscow Interbank Currency Stock Exchange, or the MICEX, since October 27, 1997 and February 27, 1997, respectively.

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

  •
  Further modernization and development of multi-servicing and our intelligent telecommunications network; and

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

  Capital construction and investments in 2007

        In 2007, we invested approximately RUR 7,157 million in our property, plant and equipment. The most significant investment projects implemented in 2007 were as follows:

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

  •
  Construction of Petrozavodsk to Murmansk FOL on power transmission lines.

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

  •
  Construction of a new Russia to Ukraine cross-border link.

  •
  Construction of Petrozavodsk—Murmansk FOL.

  •
  Construction of Surgut—Noyabrsk and Surgut—Nizhnevartovsk FOL on power transmission lines.

  •
  Ongoing construction of our IP/MPLS network to provide data throughput services.

  •
  Implementation of a services and network resources management system in order to increase the level of automated services and optimize the management of our network resources.

  Main directions of development in 2008

        We plan to invest over RUR 10 billion in various projects in 2008 using cash from operations and external financing sources. As most of these projects will not be completed in 2008, we expect to continue to invest in these projects at a similar rate in subsequent years. The investment program for 2008 and subsequent years includes the following major projects:

  •
  Ongoing construction of Kingisepp to Luga to Pskov to Smolensk to Moscow FOL, including the organization of a ring protection system in the North-West region of Russia, a digital link to an ATE in Pskov and a cross-border link to Latvia.

  •
  Ongoing construction of Petrozavodsk to Murmansk FOL on power transmission lines, including the organization of a ring protection system.

  •
  Ongoing upgrade of our existing Russia to Kazakhstan cross-border link.

  •
  Construction of Astrakhan to Elista to Budyonnovsk to Makhachkala to Astrakhan ring protection system in the South region of Russia.

  •
  Ongoing construction of a new Russia to Ukraine cross-border link.

  •
  Ongoing construction of Surgut—Noyabrsk and Surgut—Nizhnevartovsk FOL on power transmission lines.

  •
  Ongoing construction of the FOL interconnecting Gorno-Altaisk's ATE with our network.

  •
  Ongoing construction of Chelyabinsk to Novosibirsk to Khabarovsk FOL using RAO UES and IRCs' facilities to back up Moscow to Khabarovsk FOL and increase the reliability of Europe to Asia traffic transit.

  •
  Construction of a submarine FOL from Russia to Japan in order to upgrade our telecommunications network, including the upgrade of Vladivostok to Nakhodka FOL with DWDM facilities and construction of a redundant Khabarovsk to Vladivostok to Nakhodka FOL.

  •
  Ongoing expansion of our IP/MPLS network, upgrade of its control system and installation of data centers in Russia's largest cities.

  •
  Implementation of a services and network resources management system in order to increase the level of automated services and optimize the management of our network resources.

Acquisitions

        We made the following material acquisitions during 2005, 2006, 2007 and 2008 (as of the date of this annual report):

        In April and September 2005, we acquired a 19% stake in OJSC Svyazintek for a cash payment of RUR 21.75 million.

        In April 2006, we acquired a 74.58% stake in CJSC Globus-Telecom from CJSC Synterra (formerly CJSC Alsean-N) and OJSC RTC-Leasing for a cash payment of approximately RUR 821 million.

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

        In June 2006, we acquired a 99.99% stake in CJSC Zebra-Telecom from Starford Investments Company, Ltd. for a total cash payment of approximately $13.5 million.

        In March 2007, we acquired through Westelcom, our 100% subsidiary, a 25.99% stake in OJSC InfoTeX Taganrog Telecom from LLC InfoTeX Telecom for a total cash payment of approximately RUR 24 million. As a result, we currently indirectly own a 99.99% stake in OJSC InfoTeX Taganrog Telecom.

        In July 2007, we exercised our right of preemption as a shareholder of Golden Telecom to purchase 392,988 newly issued ordinary shares of Golden Telecom for a total cash consideration of approximately RUR 20.4 million. As a result of this transaction, we retained a 10.97% equity interest in Golden Telecom.

        For a description of the acquired companies, see "—C. Organizational Structure—Consolidated Subsidiaries."

Divestitures

        We made the following material divestitures during 2005, 2006, 2007 and 2008 (as of the date of this annual report):

        In March 2005, we sold our 20% interest in CJSC Telmos to JSFC Sistema for a cash payment of RUR 235 million.

        In March 2005, we sold our 0.036% interest in OJSC Dal Telecom International to Vimpelcom for a cash payment of $45,000.

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

        In March 2006, we also sold our 90% interest in LLC RTC-Sibir to LLC Telemir for a cash payment of RUR 0.6 million.

        In May 2006, we sold through Westelcom, our 100% subsidiary, our 77% interest in OJSC A-Svyaz to OJSC Dalsvyaz for a cash payment of RUR 10 million.

        In May 2006, we sold our 99.9% interest in LLC Informtech to LLC Credo Experto Jure for a cash payment of approximately RUR 8 million.

        In May 2006, we also sold our 30% interest in "Tele and Radio Broadcasting Company Yalta" to LLC Credo Experto Jure for a cash payment of approximately RUR 19 million.

        In December 2006, we sold our 0.28% interest in CJSC Promsvyazbank to LLC Twenty Second Century for a cash payment of approximately RUR 34 million.

        In February 2008, we sold our 10.97% equity interest in Golden Telecom to Lillian Acquisition, Inc., a subsidiary of Vimplecom, for a total cash consideration of approximately $463.8 million.

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

        Our trunk network, which transmits a majority of Russia's domestic and international long-distance traffic, is comprised of nearly 145,000 kilometers of digital and analog lines. As of December 31, 2007, our digitalization level in terms of channel kilometers was 99% of our total network, and 100% of our switching equipment was digitalized. We have completed the construction of our domestic long-distance digital transit network based on 20 transit ASNs and 6 multi-transit ASN/ATEs. We plan to continue improving our network and increasing its throughput capacity. Today, 100% of our ATEs, which are stations that collect voice traffic and automatically sort and retransmit it to our ASNs and ISCs, are connected with our ASNs and ISCs through two or more paths. For additional information, see "Network and Facilities—Switches" and "—The Telecommunications Industry in Russia" below.

        We have completed the construction of a fully connected international digital network based on 13 ISCs/ITEs, ensuring the availability of international telecommunications services throughout most of

Russia. We have direct access to 72 countries and participate in 27 international cable systems. We also maintain relationships with more than 450 international operators and network administrations.

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

        Our principal business activities are the provision of DLD/ILD and rent of channels. Our revenues were derived from the following services for the years ended December 31, 2005, 2006 and 2007:

	% of total revenues
	2005	2006	2007
Telephone traffic	77.2	79.8	77.4
Rent of channels	14.8	11.6	12.0
Other revenue	8.0	8.6	10.6

        See Note 20 to our consolidated financial statements for additional information regarding our revenues relating to each principal business activity.

Business Strategy

        As we were the fixed-line DLD/ILD service provider monopoly in Russia until 2006, and continue to hold a dominant position in the Russian DLD/ILD telecommunications services market, the liberalization reform in 2006 and related restructuring of the DLD/ILD market has had and will continue to have a significant impact on our business. However, as the new regulatory framework continues to develop and the competitive environment evolves, we regularly review and refine our business strategy and develop and introduce new services as circumstances change. For additional information, see "Item 4. Information on the Company—B. Business Overview—Additional and New Services." and "Item 3. Key Information—D. Risk Factors—Risks Relating to the Regulatory Reform of the Russian Telecommunications Industry—Implementation of the new Federal Law on Communications, or the Communications Law, may cause us to lose our dominant position in the Russian long-distance telecommunications market, may impact our ability to timely and accurately prepare our financial statements and impose additional financial burdens on us, which may materially and adversely affect our business, financial condition and results of operations" for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations.

        For 2008, our main objectives and main target markets are broader than they have been in previous years. These objectives and markets are summarized below:

Our goals in the Russian telecommunications market are to:

  •
  strengthen our competitive positions in our core markets;

  •
  continue to develop our existing network and infrastructure, including our sales infrastructure;

  •
  enhance our operating efficiency; and

  •
  conduct marketing and advertising campaigns aimed at increasing the awareness of our brand and services.

Our goals in the corporate client market are to:

  •
  promote bundled telecommunications services and products, including DLD and ILD services, Intelligent services and data services such as VPN services, Internet access, and others;

  •
  promote services based on our Intelligent Network platform;

  •
  develop and promote new services and products based on our multiservice IP/MPLS network; and

  •
  improve efficiency of sales support and promotional activity.

Our goals in the market for end users are to:

  •
  ensure growth of DLD and outgoing ILD traffic from end users;

  •
  increase the number of end users of our DLD and ILD services;

  •
  improve efficiency of our sales support by expanding our own customer care centers and engaging new CSPs;

  •
  improve the efficiency of our collections by implementing new payment schemes in all regions of Russia; and

  •
  develop and promote new services based on our Intelligent Network platform.

Our goals in the Russian operators market are to:

  •
  further upgrade our interconnection and throughput capacity;

  •
  develop new services based on our IP/MPLS network; and

  •
  increase transit traffic of mobile operators.

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

Marketing

        We market our DLD/ILD services to households and organizations throughout Russia and also offer traffic throughput services to Russian and foreign operators, including each of Russia's seven IRCs and alternative operators. In addition, we provide telecommunications services to various government entities across Russia and ensure the operation of the ground-based network of most television and radio broadcasting channels. To efficiently promote our services and increase customer awareness of our products, we engage in the following advertising and public relations activities:

  •
  brand and image advertising and public relations to position us as the leading provider of DLD/ILD services in Russia;

  •
  information advertising and promotion to inform potential customers of the advantages of the high quality and affordability of our services; and

  •
  product- and tariff-related advertising and promotion for specific marketing campaigns, new tariff plans for various target audiences and pricing discounts.

        We use a combination of newspaper, magazine, radio and television advertising. Our indirect advertising includes sponsorship of selected television programs, sporting events, concerts and other popular events.

Network and Facilities

        We provide DLD/ILD telecommunications services through ground and submarine cables, digital radio-relay lines and satellites. Our digital network based on Synchronous Digital Hierarchy, a European standard used for long-distance data transmission, and DWDM technologies covers almost the entire network territory of the Russian Federation.

Communications Network

        Our primary network consists of trunk cables linked to the IRCs' networks and to our ISCs for connections with foreign operators, as well as a satellite communications network. As of December 31, 2007, our digital network comprised 45,405 kilometers, including 30,580 kilometers of FOLs and 14,825 kilometers of digital radio-relay lines. A fundamental component of the network is high-capacity FOLs between Moscow and Novorossiysk, Moscow and St. Petersburg, and Moscow and Khabarovsk, as well as a satellite communications network that includes three junction centers in Moscow, Novosibirsk and Khabarovsk, and nine periphery switches in Barnaul, Kirov, Gorno-Altaysk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk and Salekhard.

        We have installed international FOLs accessing Finland, Denmark, Turkey, Italy, Bulgaria, Japan, Korea, China, Estonia, Kazakhstan, Ukraine, Georgia and Belarus. Major foreign operators can now send their unswitched traffic through Russia. As new digital communication lines are built, we regularly phase-out our analog transmission lines. Thus, nearly 70,000 kilometers of analog lines have been phased-out during 2001 through 2007.

        The following table describes the principal lines of communication that comprised our primary network as of December 31, 2007:

Line	Type of line	Length (km)		Transmission rate (Mbits/sec)	Channels
Aksay to Lugansk	Fiber Optic Cable	36	(2)	622	7,56
Apastovo to Kazan	Fiber Optic Cable	132		622	7,56
Apastovo to Malaya Purga, with branches to Kazan, Naberezhnyie Chelny, Izhevsk and Yoshkar-Ola	Fiber Optic Cable	661		2,488	30,24
Apastovo to Shigony	Fiber Optic Cable	220		622	7,56
Baltic Cable System	Fiber Optic Cable	1,28		6 × 2,488 + 4 × 2,488	302,4
Budennovsk to Kizlyar to Makhachkala with branches to Cherkessk, Nalchik, Nazran and Vladikavkaz	Fiber Optic Cable	901		2,488	30,24
Chelyabinks to Tyumen	Fiber Optic Cable	536		9,953	120,96
Gatikha to Apastovo	Fiber Optic Cable	924		9,953	120,96

Issad to Petrozavodsk	Fiber Optic Cable	319		2,488	30,24
Ivanovka to Vladivostok	Fiber Optic Cable	61		622	7,56
Kaliningrad to Gvardeisk to Sovetsk	Fiber Optic Cable	131	(2)	2,488	30,24
Kaluga to Belgorod up to Ukrainian border, with branches to Bryansk, Kursk and Belgorod	Fiber Optic Cable	974	(2)	2,488	30,24
Khabarovsk to Harbin	Fiber Optic Cable	150	(2)	2,488	30,24
Khabarovsk to Vladivostok	Fiber Optic Cable	1,500	(3)	9,953	120,96
Kingisepp to Albertslund	Submarine Fiber Optic Cable	1,274	(1)	2 × 565	15,12
Kingisepp to Kotka (Finland)	Fiber Optic Cable	234		9,953	120,96
Kingisepp to St. Petersburg	Suspended Fiber Optic	191		2 × 622	15,12
Kingisepp to Tallinn	Fiber Optic Cable	26	(2)	2,488	30,24
Kirov to Syktyvkar	Fiber Optic Cable	390		3 × 155	5,67
Kizlyar to Grozny	Fiber Optic Cable	140		155	1,89
Krasnodar to Novorozhdestvenskaya	Fiber Optic Cable	149		9,952	120,96
Lyuban to Issad	Fiber Optic Cable	140		2,488	30,24
Moscow Ring	Fiber Optic Cable	64		9,952	120,96
Moscow to Khabarovsk	Digital Radio-Relay	7,992		6 × 155	11,34
Moscow to Minsk, with branch to Smolensk	Fiber Optic Cable	480	(2)	9,953	120,96
Moscow to Smolensk to Gusino to Vitebsk (Belarus)	Fiber Optic Cable	181		2 × 9,952	241,920
Moscow to Novorossiysk	Fiber Optic Cable	1,653		2,488 + 2 × 9,953	272,16
Moscow to Samara	Fiber Optic Cable	1,021		4 × 9,953	483,84
Moscow to St. Petersburg	Fiber Optic Cable	1,163		3 × 9,952	362,88
Moscow to Yekaterinburg	Fiber Optic Cable	2,4		2,488	30,24
Moscow region ring protection system	Fiber Optic Cable	840		9,953	120,960
Nakhodka to Khabarovsk	Fiber Optic Cable	897		2 × 622	15,12
Nakhodka to Naoetsu to Pusan	Submarine Fiber Optic Cable	1,762	(1)	565	15,36
Nazran to Grozny	Fiber Optic Cable	55		9,953	120,96
Novorossiysk to Istanbul to Palermo to Karolina Bugas	Submarine Fiber Optic Cable	3,564	(1)	565	15,12
Novorossiysk to Sochi to Poti	Submarine Fiber Optic Cable	425		2,488	30,24
Novorossiysk to Varna to Karolina Bugas	Submarine Fiber Optic Cable	1,225	(1)	2,488	30,24
Novorozhdestvenskaya to Stavropol to Kropotkin to Pyatigorsk to Budennovsk with branches to Mineralnyie Vody, Kislovodsk	Fiber Optic Cable	458		2,488	30,24
Novorozhdestvenskaya to Stavropol to Makhachkala	Fiber Optic Cable	270		2,488	30,24
Novosibirsk to Khabarovsk	Fiber Optic Cable	5,48		2 × 9,953	241,92
Omsk to Novosibirsk	Fiber Optic Cable	712		9,953	120,960
Overlay digital network in Moscow Region	Fiber Optic Cable	709		2 × 622	15,12
Perm to Ekaterinburg	Digital Radio-Relay	565		2 × 155	3,78
Perm to Ekaterinburg	Fiber Optic Cable	382		2 × 9,953	241,92
Perm to Izhevsk	Fiber Optic Cable	657		2,488	30,24
Russia to Azerbaijan	Fiber Optic Cable	201	(2)	622	7,56
Russia to China (Belogorsk to Blagoveshchensk to Heihe)	Fiber Optic Cable	21		2,488	30,24
Russia to Kazakhstan (Eastern segment of border)	Fiber Optic Cable	220	(2)	622	7,56
Russia to Kazakhstan (Western segment)	Fiber Optic Cable	455	(2)	2,488	30,24
Samara to Novosibirsk	Fiber Optic Cable	2,782		2 × 9,952	241,92
Samara to Orenburg	Digital Radio-Relay	386		155	1,89
Samara to Saratov to Volgograd	Fiber Optic Cable	928		2 × 2,488	60,48
Skovorodino to Tynda to Yakutsk	Fiber Optic Cable	167 + 867		2,488	30,24
St. Petersburg to Finland	Fiber Optic Cable	197	(2)	622	7,56
St. Petersburg to Kingisepp to Moscow	Digital Radio-Relay	923		3 × 140	5,76

St. Petersburg to Lyuban to Luga	Fiber Optic Cable	289	2,488	30,24
Tula to Kaluga	Fiber Optic Cable	212	2,488	30,24
Tyumen to Omsk	Fiber Optic Cable	660	9,953	120,96
Tyumen to Surgut	Fiber Optic Cable	930	2,488	30,24
Tyumen to Surgut	Digital Radio-Relay	709	2 × 155	9,45
Ufa to Orenburg	Fiber Optic Cable	824	9,953	120,96
Vladimir to Vologda, with branches to Ivanovo, Kostroma and Yaroslavl	Fiber Optic Cable	665	622	7,56
Volgograd to Elista to Budennovsk	Fiber Optic Cable	560	2,488	30,24
Volgograd to Rostov-on-Don	Fiber Optic Cable	516	2,488	30,24
Vologda to Issad	Fiber Optic Cable	515	3 × 9,952	362,880
Yoshkar-Ola to Kirov	Fiber Optic Cable	465	2,488	30,24
Zadonsk to Lipetsk to Tambov	Fiber Optic Cable	270	622	7,56

(1)
Submarine cable—total length of cable presented.

(2)
Length to the state border.

(3)
Modernization of the existing line.

Switches

        As of December 31, 2007, we owned 13 ISCs/ITEs, which allow for efficient ILD traffic management, including four in Moscow, two in St. Petersburg (Lyuban) and one each in Rostov-on-Don, Samara, Ekaterinburg, Novosibirsk, Khabarovsk, Kaliningrad and Murmansk. The combined capacity of these switches was 178,100 channels.

        In addition, we had twenty transit ASNs, and six multi-transit ASN/ATEs interconnected to our telecommunications network for traffic transit that provide access to DLD services to local users. The ASNs and their connecting digital channels constitute an integrated services digital network, or ISDN, with channel switches to which the networks of IRCs and alternative operators are connected. The ATEs of Moscow and Pavlov Posad route domestic long-distance traffic between switching centers, as well as directly to and from end users.

        As of December 31, 2007, our domestic long-distance trunk network consisted of 654,500 digital and 900 analog channels. Over 95% of all digital channels are connected through the SS-7. All Russian ATEs have access to our digital transit network.

        Of the Russian ATEs, 77 are able to provide ISDN services through the domestic long-distance network. We have an open network of multimedia communications. Connected to this network are subscriber units in 75 Russian regions and 13 retail outlets.

        We have launched our telecommunications network for data transmission services based on the IP multi-protocol label switching technology, which comprises eight major nodes, over 60 regional nodes in Russia and in Europe.

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

        In addition, in order to provide access to these systems and to establish direct high-quality international lines to remote sites of the world, we participate in the construction of, and acquire capacity in, international cable systems. As of the date of this annual report, we have interests in, or an indefeasible right of use of, 27 cable systems, including global cable systems projects such as Fiber Line Around the Globe (UK-Middle East-Japan), Asia-Pacific Cable, Canada-Transatlantic system, Trans-Pacific Cable (Japan-USA), South East Asia-Middle East-Western Europe system and Trans-Atlantic system.

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

        As of December 31, 2007, we provided international roaming for the major national and regional mobile communications operators, connecting them with 531 international mobile operators in 180 countries.

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

Services

  International Traffic

        We are the primary provider of international telecommunications services in Russia. Specifically, we provide the switching and transmission infrastructure that connects the Russian domestic telecommunications trunk network with foreign networks and, in coordination with foreign telecommunications operators, facilitate the transmission of global telecommunications traffic within

Russia. According to our estimates, at the end of 2007 our market share in the international sector was as follows (measured by traffic minutes):

  •
  Outgoing ILD traffic transit: 57%; and

  •
  Incoming ILD traffic transit: 59%.

        In 2007, our volume of outgoing ILD traffic amounted to 1,820 million minutes (including 1,050 million minutes from end users and 770 million minutes from Russian operators), a decrease of 5.8% from the previous year primarily due to a decline in demand for ILD services from end users and Russian operators.

        In 2007, our volume of incoming ILD and transit traffic from international operators amounted to 3,062 million minutes, an increase of 24.4% from the previous year.

        In 2007, ILD revenue increased by 1.6% to RUR 18,027 million, or 28% of our revenues, compared to RUR 17,751 million, or 29% of our revenues in 2006 and to RUR 13,503 million, or 33% of our revenues in 2005.

        For additional information, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results."

        The following tables set forth data on our incoming and outgoing international traffic for 2005, 2006 and 2007.

International traffic with foreign countries, excluding traffic to and from CIS countries and the Baltic States (in millions, except percentages)

	2005	2006	2007
Outgoing traffic (minutes)	582	472	360
Outgoing traffic growth (% per annum)	53.6%	-18.9%	-23.7%
Incoming and transit traffic (minutes)	1,230	1,531	2,196
Incoming and transit traffic growth (% per annum)	24.5%	24.5%	43.5%
Total traffic (minutes)	1,812	2,003	2,554

International traffic with the Baltic States (in millions, except percentages)

	2005	2006	2007
Outgoing traffic (minutes)	55	40	50
Outgoing traffic growth (% per annum)	22.2%	-27.1%	25.8%
Incoming and transit traffic (minutes)	48	115	107
Incoming traffic growth (% per annum)	14.3%	139.6%	-7.3%
Total traffic (minutes)	103	155	157

International traffic with CIS countries (in millions, except percentages)

	2005	2006	2007
Outgoing traffic (minutes)	1,132	1,420	1,410
Outgoing traffic growth (% per annum)	1.3%	25.4%	-0.7%
Incoming and transit traffic (minutes)	597	814	759
Incoming traffic growth (% per annum)	9%	37.3%	-6.7%
Total traffic (minutes)	1,725	2,234	2,169

        Our largest international traffic routes are between Russia and the United States, Germany, the United Kingdom, France, Italy and Finland. The following table sets forth the total number of billed minutes of international incoming and outgoing calls for these countries for 2005, 2006 and 2007.

Minutes of international incoming and outgoing calls (in millions)

Country	2005	2006	2007
United States of America	357	483	575
Germany	194	286	230
United Kingdom	192	335	346
France	31	43	45
Italy	29	36	59
Finland	109	42	32

        In 2007, approximately 40% of all outgoing international traffic was initiated from Moscow and St. Petersburg. Accordingly, the traffic volume and the tariff rates for alternative operators for outgoing international calls in these two cities have a material impact on our results of operations.

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

        Since April 1, 2004, we have been using the following two types of tariffs for international calls:

  •
  Reduced tariffs are in effect on workdays from 8:00 p.m. to 8:00 a.m. local time and all day on weekends and holidays; and

  •
  Business tariffs (which are 1.5 times the reduced tariffs) are in effect on workdays from 8:00 a.m. to 8:00 p.m. local time.

        Since February 2008, we have implemented new tariff plans that provide for different tariffs for end users who selected us as their default DLD/ILD services provider by entering into agreements with us (pre-select tariffs) and tariffs for end users who choose a DLD/ILD services provider by dialing an additional prefix each time they make a DLD/ILD call (hot-choice tariffs). Our reduced and business tariff plans remained in effect.

        As Moscow and St. Petersburg are Russia's largest cities in terms of population, they represent our largest and most important markets for ILD services. The tables below illustrate our tariffs for international calls from Moscow and St. Petersburg effective as of December 31, 2007 and February 1, 2008. Tariffs for ILD calls for end users from other Russian locations are available on our website at http://www.rt.ru.

Moscow tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries effective as of December 31, 2007

	Per minute tariff (rubles)****
REGION	Reduced tariff	Business tariff
CIS countries:
Belarus, Ukraine	7.00	10.50
Azerbaijan, Armenia, Georgia	16.00	16.00
Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	13.00	19.50
Other Foreign countries:
Europe
Tariff 1	10.00	15.00
Tariff 2*	14.60	21.90
Asia and Middle East
Tariff 1	19.60	29.40
Tariff 2**	29.90	44.85
Vietnam	15.00	22.50
Turkey	10.00	15.00
Americas
Tariff 1	13.00	19.50
Tariff 2***	25.90	38.85
Australia, Oceania	23.60	35.40
Africa	28.20	42.30
Satellite telecommunications network of Thuraya	30.51	30.51
East Timor	38.98	38.98
Palau	33.90	33.90
Satellite telecommunications network of Onair	42.71	42.71
Satellite telecommunications network of Aeromobile	94.24	94.24
International network Cubio	7.88	7.88

Notes:

*
Bosnia and Herzegovina, Hungary, Greenland, Ireland, Iceland, Liechtenstein, Macedonia, Romania, Slovakia, Slovenia and Croatia.

**
Afghanistan, Bangladesh, India, Indonesia (including Timor), Jordan, Iraq, Iran, Yemen, Cambodia, Kuwait, Laos, Lebanon, Maldives, Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines and Sri Lanka.

***
All countries of North and South America except the United States and Canada.

****
Tariffs for households include VAT. Tariffs for organizations and individual entrepreneurs not registered as legal entities exclude VAT.

Moscow tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries effective as of February 1, 2008

REGION	Per minute tariff (rubles)****
	Organizations				Households
	Hot-choice		Pre-select		Hot-choice		Pre-select
	Reduced tariff	Business tariff	Reduced tariff	Business tariff	Reduced tariff	Business tariff	Reduced tariff	Business tariff
CIS countries:
Belarus, Ukraine	7.00	10.50	7.00	10.50	7.00	10.50	7.00	10.50
Azerbaijan, Armenia, Georgia	16.00	16.00	16.00	16.00	16.00	16.00	16.00	16.00
Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	8.00	12.00	8.00	12.00	8.00	12.00	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	13.00	19.50	13.00	19.50	13.00	19.50	13.00	19.50
Other Foreign countries:
Europe
Tariff 1	10.00	15.00	10.00	15.00	10.00	15.00	10.00	15.00
Tariff 2*	14.60	21.90	14.60	21.90	14.60	21.90	14.60	21.90
Asia and Middle East
Tariff 1	19.60	29.40	19.60	29.40	19.60	29.40	19.60	29.40
Tariff 2**	29.90	44.85	29.90	44.85	29.90	44.85	29.90	44.85
Vietnam	15.00	22.50	15.00	22.50	15.00	22.50	15.00	22.50
Turkey	10.00	15.00	10.00	15.00	10.00	15.00	10.00	15.00
Americas
Tariff 1	13.00	19.50	13.00	19.50	13.00	19.50	13.00	19.50
Tariff 2***	25.90	38.85	25.90	38.85	25.90	38.85	25.90	38.85
Australia, Oceania	23.60	35.40	23.60	35.40	23.60	35.40	23.60	35.40
Africa	28.20	42.30	28.20	42.30	28.20	42.30	28.20	42.30
Satellite telecommunications network of Thuraya	30.51	30.51	30.51	30.51	30.51	30.51	30.51	30.51
East Timor	38.98	38.98	38.98	38.98	38.98	38.98	38.98	38.98
Palau	33.90	33.90	33.90	33.90	33.90	33.90	33.90	33.90
Satellite telecommunications network of Onair	42.71	42.71	42.71	42.71	42.71	42.71	42.71	42.71
Satellite telecommunications network of Aeromobile	94.24	94.24	94.24	94.24	94.24	94.24	94.24	94.24
International network Cubio	7.88	7.88	7.88	7.88	7.88	7.88	7.88	7.88

Notes:

*
Bosnia and Herzegovina, Hungary, Greenland, Ireland, Iceland, Liechtenstein, Macedonia, Romania, Slovakia, Slovenia and Croatia.

**
Afghanistan, Bangladesh, India, Indonesia (including Timor), Jordan, Iraq, Iran, Yemen, Cambodia, Kuwait, Laos, Lebanon, Maldives, Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines and Sri Lanka.

***
All countries of North and South America except the United States and Canada.

****
Tariffs for households include VAT. Tariffs for organizations and individual entrepreneurs not registered as legal entities exclude VAT.

St. Petersburg tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries effective as of December 31, 2007

	Per minute tariff (rubles)*****
REGION	Reduced tariff	Business tariff
CIS countries:
Belarus	10.90	16.35
Ukraine	7.00	10.50
Azerbaijan, Armenia, Georgia	14.40	21.60
Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	5.10	7.65
Latvia, Lithuania, Estonia (to mobile phones)	10.00	15.00
Other Foreign countries:
Europe
Tariff 1	5.10	7.65
Tariff 2*	10.00	15.00
Tariff 3**	14.60	21.90
Europe (to mobile phones)
Tariff 1	10.00	15.00
Americas
Tariff 1	13.00	19.50
Tariff 2***	25.90	38.85
Asia
Tariff 1	19.60	29.40
Tariff 2****	29.90	44.85
Africa	28.20	42.30
Australia, Oceania	23.60	35.40
Satellite telecommunications network of Thuraya	36.00	36.00
East Timor	46.00	46.00
Palau	40.00	40.00
Satellite telecommunications network of Onair	50.40	50.40
Satellite telecommunications network of Aeromobile	111.20	111.20
International network Cubio	9.30	9.30

*
Albania, Gibraltar, Denmark, Malta, Norway, San Marino, Turkey, Farer Islands, Serbia and Montenegro.

**
Bosnia and Herzegovina, Greenland, Iceland, Liechtenstein, Macedonia, Romania and Slovakia.

***
All countries of North and South America except the United States and Canada.

****
Afghanistan, Bangladesh, Vietnam, India, Indonesia, Jordan, Iraq, Iran, Yemen, Cambodia, China, Kuwait, Laos, Lebanon, Maldives, Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines and Sri Lanka.

*****
All tariffs include VAT.

St. Petersburg tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries effective as of February 1, 2008

REGION	Per minute tariff (rubles)*****
	Organizations				Households
	Hot-choice		Pre-select		Hot-choice		Pre-select
	Reduced tariff	Business tariff	Reduced tariff	Business tariff	Reduced tariff	Business tariff	Reduced tariff	Business tariff
CIS countries:
Belarus	9.24	13.86	9.24	13.86	10.90	16.35	10.90	16.35
Ukraine	5.93	8.90	5.93	8.90	7.00	10.50	7.00	10.50
Azerbaijan, Armenia, Georgia	12.20	18.31	12.20	18.31	14.40	21.60	14.40	21.60
Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	6.78	10.17	6.78	10.17	8.00	12.00	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	4.32	6.48	4.32	6.48	5.10	7.65	5.10	7.65
Latvia, Lithuania, Estonia (to mobile phones)	8.47	12.71	8.47	12.71	10.00	15.00	10.00	15.00
Other Foreign countries:
Europe
Tariff 1	4.32	6.48	4.32	6.48	5.10	7.65	5.10	7.65
Tariff 2*	8.47	12.71	8.47	12.71	10.00	15.00	10.00	15.00
Tariff 3**	12.37	18.56	12.37	18.56	14.60	21.90	14.60	21.90
Europe (to mobile phones)	8.47	12.71	8.47	12.71
Tariff 1					10.00	15.00	10.00	15.00
Americas
Tariff 1	11.02	16.53	11.02	16.53	13.00	19.50	13.00	19.50
Tariff 2***	21.95	32.92	21.95	32.92	25.90	38.85	25.90	38.85
Asia
Tariff 1	16.61	24.92	16.61	24.92	19.60	29.40	19.60	29.40
Tariff 2****	25.34	38.01	25.34	38.01	29.90	44.85	29.90	44.85
Africa	23.90	35.85	23.90	35.85	28.20	42.30	28.20	42.30
Australia, Oceania	20.00	30.00	20.00	30.00	23.60	35.40	23.60	35.40
Satellite telecommunications network of Thuraya	30.51	30.51	30.51	30.51	36.00	36.00	36.00	36.00
East Timor	38.98	38.98	38.98	38.98	46.00	46.00	46.00	46.00
Palau	33.90	33.90	33.90	33.90	40.00	40.00	40.00	40.00
Satellite telecommunications network of Onair	42.71	42.71	42.71	42.71	50.40	50.40	50.40	50.40
Satellite telecommunications network of Aeromobile	94.24	94.24	94.24	94.24	111.20	111.20	111.20	111.20
International network Cubio	7.88	7.88	7.88	7.88	9.30	9.30	9.30	9.30

*
Albania, Gibraltar, Denmark, Malta, Norway, San Marino, Turkey, Farer Islands, Serbia and Montenegro.

**
Bosnia and Herzegovina, Greenland, Iceland, Liechtenstein, Macedonia, Romania and Slovakia.

***
All countries of North and South America except the United States and Canada.

****
Afghanistan, Bangladesh, Vietnam, India, Indonesia, Jordan, Iraq, Iran, Yemen, Cambodia, China, Kuwait, Laos, Lebanon, Maldives, Nepal, Pakistan, Saudi Arabia, Syria, Thailand, Philippines and Sri Lanka.

*****
Tariffs for households include VAT. Tariffs for organizations and individual entrepreneurs not registered as legal entities exclude VAT.

  Domestic Long-Distance Traffic

        According to our estimates, in 2007, we carried over 65% of the DLD traffic in the Russian Federation, with our volume of DLD traffic amounting to 10,175 million minutes (including 8,380 million minutes from end users and 1,795 million minutes from operators). The amount of DLD traffic carried by us in 2007 increased by 4.7% from the previous year, which increase was primarily due to growth in demand for DLD services from end users and Russian operators, as well as our focus on strengthening cooperation with national telecommunications providers by engaging them as our agents.

        In 2007, our DLD revenue grew by 1.9% to RUR 31,973 million, or 49% of total revenue, compared to RUR 31,370 million, or 51% of total revenue in 2006 and RUR 18,126 million, or 44% of total revenue in 2005.

        For additional information, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results."

        The table below sets forth data on our domestic long-distance traffic for 2005, 2006 and 2007.

	2005	2006	2007
Volume of domestic long-distance traffic (in millions of minutes)	9,347	9,722	10,175
Growth of volume of domestic long-distance traffic	2.8%	4.0%	4.7%

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

        Pursuant to new regulations, as of January 1, 2006, we have been providing DLD/ILD services to end users throughout Russia and have established tariffs in each of the 83 regions of Russia at rates similar to those charged by IRCs in 2006. At the end of 2006, the FST decreased tariffs for the provision of DLD services in 46 regions for households and 52 regions for organizations effective from February 1, 2007. The new tariffs are 1% to 6% lower, depending on the region of Russia and the tariff zone. In Moscow, the tariffs were lowered by 5%. In November and December of 2007, the FST decreased tariffs for the provision of DLD services throughout Russia on average by 10%. In certain regions, the tariffs were reduced by up to 33%. The changes in tariffs became effective on February 1, 2008.

        Since February 2008, we have implemented new tariff plans that provide for different tariffs for end users who selected us as their default DLD/ILD services provider by entering into agreements with us and tariffs for end users who choose a DLD/ILD services provider by dialing an additional prefix each time they make a DLD/ILD call. Our reduced and business tariff plans remained in effect.

        As with the ILD services, Moscow and St. Petersburg are our largest and most important markets for DLD services.

        The tables below illustrate the per-minute tariffs charged by us as of January 2005, 2006, 2007 and 2008 to organizations and other customers for DLD calls between Moscow and other territories divided into various zones, and as of January 2006, 2007 and 2008 for domestic long-distance calls between St. Petersburg and other territories divided into various zones. We also present tables illustrating the per-minute tariffs charged by us for both Moscow and St. Petersburg customers as of February 2008, when our new tariff plans came into effect. Our tariffs are set and charged in rubles. All tariffs set forth below include VAT. Tariffs for DLD services for end users from other Russian localities are available on our website at www.rt.ru.

Domestic long-distance tariffs in rubles
January 2005 (Moscow)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.50	1.50	2.95	1.77
Zone 2	4.50	2.50	5.31	2.95
Zone 3	5.50	3.20	6.49	3.78
Zone 4	6.50	3.80	7.67	4.48
Zone 5	7.20	4.40	8.50	5.19
Zone 6	7.20	4.40	8.50	5.19

January 2006 (Moscow)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.50	1.50	2.95	1.77
Zone 2	4.50	2.50	5.31	2.95
Zone 3	5.50	3.20	6.49	3.78
Zone 4	6.50	3.80	7.67	4.48
Zone 5	7.20	4.40	8.50	5.19
Zone 6	7.20	4.40	8.50	5.19

January 2007 (Moscow)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.50	1.50	2.95	1.77
Zone 2	4.50	2.50	5.31	2.95
Zone 3	5.50	3.20	6.49	3.78
Zone 4	6.50	3.80	7.67	4.48
Zone 5	7.20	4.40	8.50	5.19
Zone 6	7.20	4.40	8.50	5.19

January 2008 (Moscow)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.38	1.50	2.81	1.77
Zone 2	4.28	2.50	5.05	2.95
Zone 3	5.23	3.20	6.17	3.78
Zone 4	6.18	3.80	7.29	4.48
Zone 5	6.84	4.40	8.07	5.19
Zone 6	6.84	4.40	8.07	5.19

February 2008 (Moscow)

	Households				Organizations
	Hot-choice		Pre-select		Hot-choice		Pre-select
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.38	2.38	2.38	1.50	2.81	1.77	2.81	1.77
Zone 2	3.78	3.78	3.78	2.50	4.46	2.95	4.46	2.95
Zone 3	4.13	4.13	4.13	3.20	4.87	3.78	4.87	3.78
Zone 4	5.00	5.00	5.00	3.80	5.90	4.48	5.90	4.48
Zone 5	5.55	5.55	5.55	4.40	6.55	5.19	6.55	5.19
Zone 6	6.15	6.15	6.15	4.40	7.26	5.19	7.26	5.19
St. Petersburg	2.25	2.25	1.99	1.99	2.35	2.35	2.35	2.35

January 2006 (St. Petersburg)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.90	0.95	2.24	1.12
Zone 2	3.40	1.70	4.01	2.01
Zone 3	4.50	2.25	5.31	2.66
Zone 4	5.70	2.85	6.73	3.36
Zone 5	6.70	3.35	7.91	3.95
Zone 6	7.00	3.50	8.26	4.13

January 2007 (St. Petersburg)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.90	0.95	2.24	1.12
Zone 2	3.40	1.70	4.01	2.01
Zone 3	4.50	2.25	5.31	2.66
Zone 4	5.70	2.85	6.73	3.36
Zone 5	6.70	3.35	7.91	3.95
Zone 6	7.00	3.50	8.26	4.13

January 2008 (St. Petersburg)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.90	0.95	2.24	1.12
Zone 2	3.40	1.70	4.01	2.01
Zone 3	4.50	2.25	5.31	2.66
Zone 4	5.70	2.85	6.73	3.36
Zone 5	6.70	3.35	7.91	3.95
Zone 6	7.00	3.50	8.26	4.13

February 2008 (St. Petersburg)

	Households				Organizations
	Hot-choice		Pre-select		Hot-choice		Pre-select
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.90	0.95	1.90	0.95	2.24	1.12	2.24	1.12
Zone 2	3.20	1.70	3.20	1.70	3.78	2.01	3.78	2.01
Zone 3	4.10	2.25	4.10	2.25	4.84	2.66	4.84	2.66
Zone 4	5.00	2.85	5.00	2.85	5.90	3.36	5.90	3.36
Zone 5	5.55	3.35	5.55	3.35	6.55	3.95	6.55	3.95
Zone 6	6.15	3.50	6.15	3.50	7.26	4.13	7.26	4.13

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

  Additional and New Services

        While domestic and international long-distance telephone services remained the largest source of our revenues in 2007, we continued to expand the range of services we provide to both end users and operators.

        Interconnection and voice traffic transit services:    These services enable operators to interconnect their networks with our network on the regional, long-distance and international level nodes in all regions of the Russian Federation for further forwarding of voice traffic to destinations across Russia and abroad.

        Signaling traffic transit:    These services ensure the transit of signaling traffic to any point on the local, domestic long-distance and international level in Russia and abroad.

        Data-based services for voice transmission:    Data-based services used for voice transmission enable us to offer voice services through our high quality IP/MPLS-based network. In 2007, we continued to expand the scope of our services and upgrade the network in order to increase the throughput and improve the quality of service.

        Backbone Internet access services:    In 2005, we began offering our corporate customers high-speed Internet access via bandwidth data circuits to all network segments allowing them to forward large amounts of traffic via our IP/MPLS-based network. Currently, we offer Internet access in all regions of the Russian Federation and also have points of presence in Stockholm and Hong Kong.

        Interconnection and IP traffic transit services:    These services enable operators to interconnect their networks with our core IP/MPLS-based network for further forwarding of IP traffic to any destination in Russia and abroad. We have been offering these services since 2005.

        VPN service:    Virtual Private Network allows us to join offices and branches of corporate clients or operators into a private secured telecommunications network and to provide data transmission within a particular company or between and among several different companies or organizations over our high-quality IP/MPLS-based network. Since 2005, we have been providing this service throughout Russia and in Stockholm. In addition, by using the IP technology, this service allows for the integration of various IP VPNs with other services such as IFS (8-800 numbers), outgoing domestic long-distance and international telephone services over IP, Internet access services and collocation. In 2007, we continued to develop additional and new services based on the same VPN technology.

        Data center services:    In 2007, we began deploying data centers based on our IP/MPLS network. Data storage and handling services offered by such data centers enable customers to install their own server/telecommunications hardware on the data center premises or rent from us a dedicated server, which meets the customer's specific configuration requirements, and obtain 24-hour high-speed access via the Internet to such data centers. Our data center services ensure the availability and accessibility of data and information systems, their security and integrity, as well as provide the capability to manage the operations of various systems uninterrupted.

        Transit Europe-Asia (TEA):    This service is designed to offer our customers, for their exclusive use, dedicated digital circuits between Europe and Asia. Terminating points for such circuits are located in Asian and European countries, while the circuit route passes across the territory of Russia.

        Domestic long-distance and international rent of channels:    Capitalizing on our modern network of flexible access multiplexers deployed in 2002 and 2003, we are now able to offer our customers high-capacity digital DLD and ILD lines. The service is available in over 300 cities and localities throughout Russia and abroad. In Russia, the provision of this service is based on our own core network.

        Intelligent Network Services:    Our Intelligent Network is a technological platform that allows us to provide additional telecommunications services such as IFS, "FreePhone," "Premium Rate Calls," "Televoting" and HCD.

        We continue to actively promote our Intelligent Network services. In 2007, our revenues from this service increased by 49% to RUR 1,133 million from RUR 761 million in 2006.

        "Freephone" and IFS services allow our customers to offer free-of-charge local, intra-regional, domestic long-distance and international calls to a single telephone number assigned to such customer. Calls can be made from any Russian region and over 40 overseas countries.

        "Premium Rate Services" are designed to establish telephone connections between the users of premium services such as information services and Intelligent Network numbers allocated to our customers who provide such services.

        Televoting:    Televoting is a mass-calling processing service for TV, radio and other press events which involve a high volume of calls. Televoting is provided through our Intelligent Network, which uses sophisticated equipment and computer software to process the high volume of calls and visually display the results. Compared to similar services offered by other operators, our service has the advantage of providing free-of-charge calls to the televote numbers for the PSTN end users.

        International Roaming:    We route international roaming signal messages to 176 countries (531 international mobile telecommunications operators). Russia's three largest mobile operators, Vimpelcom, Mobile TeleSystems and MegaFon use the services of our international signal network.

        The following chart lists the services we currently provide to end users and operators:

Principal types of services	Customer category	Scope of service
Voice products, network interconnections, routing of voice calls
DLD/ILD/Intra-regional telephone service	Russian corporate and private customers, Russian entities and individuals	Telephone calls to any city in Russia and abroad
Videoconference calls	Russian corporate and private customers	Access from the majority of the Russian regions to 38 countries abroad

Teleconference calls	Russian corporate customers	Access from anywhere in Russia from mobile or fixed-line phone to 8-800 numbers
Operator assisted booked calls	Russian corporate and private customers	Access from any city in Russia to any Russian locality and abroad
Routing signaling traffic	Russian PSTN operators and operators of other networks interconnected with PSTN. Foreign operators	Throughout Russia
Interconnection services and routing voice traffic	Russian PSTN operators and operators of other networks interconnected with PSTN, as well as foreign operators	Accessible from any country to anywhere in Russia
Data based voice traffic service	Russian and foreign operators	Voice traffic over data network
Data services, data based services and data centers
Internet access	Corporate customers	Throughout Russia
Interconnection and IP-traffic routing	National and international operators	Throughout Russia
VPN services	Corporate customers, national and international telecom operators	Throughout Russia
Data center services (collocation, dedicated footprint and additional services)	Corporate customers	Moscow, Novosibirsk, Yekaterinburg and Khabarovsk
Transit Europe-Asia (TEA)	International carriers and corporate customers	Service access points: Stockholm, London, Frankfurt and Hong Kong
DLD/ILD circuits for lease	National and international telecom operators and corporate customers	Access points in all Russian regions
Intelligent Network Services
Freephone (access code 800)	Corporate customers: entities due to the specific nature of their activities handling huge volumes of incoming calls to a single telephone subscriber number	Throughout Russia

International Freephone Service (IFS)	Corporate customers: entities due to the specific nature of their activities handling huge volumes of incoming calls to a single telephone subscriber number	Over 40 countries
Premium Rate Services (service access code 809)	Corporate segment: companies providing chargeable information and information services	Throughout Russia, subject to valid agreements entered into with the interconnected local and regional carriers for routing traffic sent to access code 809
Televoting (service access code 803)	Corporate customers: media and mass media companies	Throughout Russia, subject to valid agreements entered into with the interconnected local and regional carriers for routing traffic sent to access code 809
HCD	Individuals	Access to Moscow numbers

        In addition to DLD/ILD services, we provide rent of channels and other services. In 2007, our revenues from the provision of rent of channels amounted to RUR 7,725, or 12% of total revenue, compared to RUR 7,116 million, or 12%, and to RUR 6,045, or 15%, in 2006 and 2005, respectively. Revenue from other services amounted to RUR 6,877 million, or 11%, of total revenue in 2007, compared to RUR 5,322 million, or 9%, and to RUR 3,281 million, or 8% in 2006 and 2005, respectively.

  Competition

        Prior to January 1, 2006, we were the only nationwide carrier of wholesale long-distance and international traffic in Russia. New regulations enacted under the Communications Law that took effect in 2006 opened up the DLD/ILD market by allowing telecommunications operators to apply for DLD/ILD telecommunications services licenses. However, we are still considered by the FAS and FST to be a natural monopoly and we remain a major nationwide telecommunications services provider and carrier of wholesale DLD and ILD traffic in the Russian Federation.

        To date, in addition to us, over 30 operators have received DLD/ILD telecommunications services licenses. Of these operators, only MTT, TransTelecom, Golden Telecom, Equant, Arktel and Synterra have a network infrastructure compliant with the license requirements and are currently providing DLD/ILD telecommunications services to end users on a nationwide basis. In addition, MTS and Comstar-United TeleSystems have received DLD/ILD licenses and are expected to commence the provision of DLD/ILD services in the near future. In addition, certain VoIP operators continue to provide DLD/ILD telecommunications services in violation of the law, which has resulted in a loss of market share for us.

        In the channel leasing market, we consider the following companies to be our major competitors: TransTelecom, Synterra, FSUE Space Communications, TeliaSonera and Rascom, which is a subsidiary of Golden Telecom. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition from alternative operators that may result in reduced operating margins and loss of market share."

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

        MTT was granted a license to provide DLD/ILD communications services in May 2005 and started to provide such services to end users throughout Russia in March 2006.

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

        Prior to February 2008, we held a 10.97% equity interest in Golden Telecom. In February 2008, we sold our 10.97% stake in Golden Telecom to Lillian Acquisition, Inc., a subsidiary of Vimplecom, for a total cash consideration of approximately $463.8 million.

TransTelecom

        TransTelecom was incorporated in 1997 for the purpose of upgrading the information and technology segments in the infrastructure of the Ministry of Railways of the Russian Federation by constructing a high-bandwidth telecommunications network in the railroad precinct based on SDH, DWDM and IP/MPLS technologies, as well as promoting the networks' profit-making capabilities. TransTelecom is currently a wholly owned subsidiary of OJSC Russian Railways, a company controlled by the Russian government.

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

        In 2006, Equant obtained a license for the provision of long-distance telecommunications services and thereafter completed construction of its network infrastructure for the provision of DLD/ILD services. Equant began offering DLD/ILD telecommunications services to end users in November 2007.

Arktel

        Arktel, incorporated in 1999, is an operator providing local, inter-regional, DLD/ILD telecommunications services, intelligent telecommunications services, construction of complex telephone networks in buildings and offices, call center services and other services.

        Arktel obtained a license for the provision of long-distance telecommunications services in December 2005. In June 2007, Arktel announced that it had completed construction of its DLD/ILD network infrastructure based on four ISCs and seven domestic transit nodes with interconnections in all of Russia's regions. Arktel began offering DLD/ILD telecommunications services to end users in February 2008.

Synterra

        Synterra is part of Synterra Group, which comprises several telecommunications companies operating since 1992 and controlled by PromSvyazCapital Group. It has licenses to provide telephone services, including data transmission and telematic services, as well as rent of channels, in 22 regions of Russia.

        In June 2007, Synterra announced that it had completed construction of its DLD/ILD network infrastructure. In May 2008, Synterra began providing DLD/ILD services to end users.

The Telecommunications Industry in Russia

        The Russian telecommunications market is generally unsaturated and rapidly developing. According to Mincomsvyaz, the Russian market for telecommunications services grew by 23% to RUR 967 billion in 2007 from RUR 779 billion in 2006. The sub-sectors that expanded most rapidly included mobile communications services and data transmission services. In 2007, the telecommunications industry comprised 3.1% of Russia's total GDP, as compared to 3.0% in 2000.

        In 2007, according to Mincomsvyaz, fixed telephone penetration in Russia's regions continued to increase and reached 31.8% compared to 31.1% in 2006. In response to an increase in the penetration rates, the capacity of city and rural fixed telecommunications networks has been expanded by 4.8 million phone numbers compared to 2.7 million phone numbers put into operation in 2006.

        Mobile telecommunications services continued to demonstrate significant growth with the number of subscribers increasing to approximately 172 million in 2007, as compared to 150 million in 2006. According to Mincomsvyaz, the penetration rate for mobile phones in 2007 exceeded 100% in Russia, particularly in Moscow and St. Petersburg, where many subscribers have more than one mobile phone.

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

        In February 2005, the Russian government adopted a list of licensing requirements for telecommunications operators, including requirements for operators seeking a DLD/ILD telecommunications service license. Among other things, operators seeking to obtain such a license are required to have interconnection points in each of the 83 Russian regions and network capacity to offer DLD services throughout the entire territory of Russia. To date, in addition to us, over 30 DLD/ILD licenses have been issued, and six license recipients, MTT, Golden Telecom, TransTelecom, Equant, Arktel and Synterra commenced offering their DLD/ILD communication services to end users throughout Russia in March 2006, January 2007, September 2007, November 2007, February 2008 and May 2008, respectively. Other companies are expected to commence such services in the near future.

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

        Additionally, a new set of regulations has been enacted that endeavors to restructure the interconnection system. In March 2005, the Russian government approved the Rules of Interconnection and Interaction of Communication Networks, or the Interconnection Rules. In accordance with the Interconnection Rules, we (and other DLD/ILD service providers) are required to switch to a new interconnection and settlement system for DLD/ILD traffic transit with regional and local operators whereby we provide DLD/ILD services directly to end users in all regions with regional and local operators acting as our intermediaries. Under this new system, end users choose their DLD/ILD provider by dialing an additional prefix when initiating a call (carrier selection, or "hot-choice," system) or by signing an agreement to set a default DLD/ILD provider (pre-selection system). Mincomsvyaz assigned carrier selection prefixes to us and MTT in December 2005, to Golden Telecom in December 2006, to TransTelecom in June 2007, to Equant in November 2007, to Arktel and to Synterra in February 2008.

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

        A compensation surcharge is an additional amount paid by intra-regional and DLD/ILD operators to local and intra-regional operators, respectively, for the initiation of intra-regional and DLD/ILD calls, respectively, in order to compensate for losses incurred by local operators. The amount of the compensation surcharge was determined by the FST based on the amounts paid by a local operator to cover the difference between its revenues from intra-regional and local telecommunications services rendered at regulated tariffs and its economically justifiable costs relating to such services. In determining the compensation surcharge, the FST applied a certain profit margin as well. In accordance with Government Decree No. 627, the compensation surcharge was valid until January 1, 2008.

        On the basis of Government Decree No. 637, dated October 24, 2005 (as amended), providing for government regulation of certain tariffs, including DLD tariffs, the FST established the maximum tariffs we may charge for DLD calls initiated by subscribers from various Russian regions, effective from January 1, 2006. See "—Regulation of the Russian Telecommunications Industry—Competition and Pricing" below for a further description of the government's regulation of our tariffs.

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

        The Natural Monopolies Law establishes the legal basis for the federal regulation of natural monopolies (such as us) and provides for state control over tariffs and other activities of natural monopolies. The FST oversees the implementation of this law, which significantly impacts the ability of certain categories of telecommunications providers to set tariffs. The Natural Monopolies Law and the Federal Law on the Protection of Competition also control the types of transactions into which a regulated entity may enter. Regulated entities are subject to continuous reporting requirements, which include the submission of plans for capital investments. In addition, regulated entities may not refuse to enter into contracts with particular consumers if required by the regulatory authority.

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

Regulatory Authorities

        The Russian telecommunications industry is regulated by several governmental agencies. These agencies, whose functions are not always clearly defined, form a complex, multi-tier system of regulation that resulted, in part, from the implementation of the Federal Law on Communications, as well as from the large-scale restructuring of the Russian government in March 2004 and subsequent restructuring in May 2008. However, the system of regulation is still evolving and further changes are expected. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation—Political and Social Risks—Political and governmental instability in Russia could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

        The Ministry of Communications and Mass Media, or Mincomsvyaz, is the federal executive body that develops and supervises the implementation of governmental policy in the area of communications and coordinates and controls the activities of its subordinate agencies. Mincomsvyaz may issue regulations in the area of communications if authorized to do so by federal legislation (including presidential and governmental decrees).

        The Federal Service on Supervision in the Area of Communications and Mass Media, or Rossvyazcomnadzor, is responsible for issuance of communication licenses and permissions, registration of radio-electronic and high-frequency equipment, supervision of network construction and equipment, compliance by communication operators with applicable regulations, including, among others, traffic transmission and routing rules, networks and PSTN interconnection rules, use of allocated number capacity, allocation and use of frequencies, and other requirements.

        The Federal Agency on Communications, or the FAC, is responsible for the development and implementation of a long-term policy for frequency allocation. The FAC also manages state property relating to the telecommunications industry and regulates interconnection and traffic throughput tariffs of "significant operators."

        The State Radio Frequencies Commission is an inter-agency coordination body acting under Mincomsvyaz which is responsible for the regulation of radio frequency spectrum and develops a long-term policy for frequency allocation in Russia.

        The Federal Service on Tariffs, or the FST, regulates certain tariffs in the sphere of telecommunications, including the tariffs on local, intra-regional and DLD calls by subscribers of PSTN, installation and subscription fees and telephone line access tariffs. The FST also maintains the list of natural telecommunications monopolies and has other supervisory and enforcement functions under the Natural Monopolies Law.

        The Federal Antimonopoly Service, or the FAS, supervises competition regulations and enforces anti-monopoly laws and regulations.

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

Radio Frequency Allocation

        Regulation of the use of radio frequencies and spectrum allocation are under the exclusive control of the Mincomsvyaz through its subordinated bodies. Rossvyazcomnadzor allocates radio frequencies based on decisions of the State Radio Frequencies Commission. A frequency allocation is necessary to receive a license to provide telecommunications services.

Equipment Certification

        Certain telecommunications equipment used in Russia is subject to periodic mandatory certification in order to confirm its compliance with established standards and technical requirements. Certificates of compliance are issued to the supplier by the FAC on the basis of the FAC's review. Moreover, certain high-frequency equipment, a list of which is set forth in Government Decree No. 539 of October 12, 2004, as amended, manufactured or used in, or imported into, Russia requires special permission from Rossvyazcomnadzor. Special permissions are specific to the entity that receives them and are non-transferable. Failure to receive such certification could result in the mandatory cessation of the use of such equipment. To date, we have not experienced significant problems as a result of the failure of any of our equipment suppliers to obtain necessary certifications.

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

Competition and Pricing

        Mincomsvyaz, the FST, the FAC and Rossvyazcomnadzor are the principal executive authorities regulating our activities. In particular, Mincomsvyaz, as the principal governmental agency for the industry, determines the level and principal features of competition in the telecommunications market, while the FST and the FAC are responsible for setting the tariffs on which our profitability, in significant part, depends. Rossvyazcomnadzor issues licenses and permissions, allocates frequencies, registers radio-electronic and high-frequency equipment and supervises network construction as well as compliance of telecommunications operators with applicable rules and regulations.

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

        With the intent of moving away from the principle of cross-subsidization during 2006 and 2007, the FST established the amount of compensation surcharges for all IRCs and other significant intra-regional operators.

        In 2007, we, along with other DLD and ILD operators, were required to pay the compensation surcharge when conducting settlements for intra-regional call origination and termination services. Effective January 1, 2008, the compensation surcharge was abolished. The amount of the compensation surcharge for each existing intra-regional operator depended on the extent to which the operator's services required subsidizing at that time and was set by the FST.

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

C.    Organizational Structure

Svyazinvest Group

        We are a member of the Svyazinvest Group. As of December 31, 2007, Svyazinvest, a telecommunications holding company created by the Russian government in 1995, held a 50.67% interest in us. In turn, the Federal Agency for Federal Property Management held a 75% interest (less one share), JSC Comstar—United TeleSystems held a 17.31% interest (plus one share), and MGTS Finance S.A. held a 7.69% interest in Svyazinvest. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Control of the Company by Svyazinvest and the Government of the Russian Federation" for a description of certain risks relating to our ownership structure.

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

  •
  OJSC RusLeasingSvyaz—0.5% of the voting shares;

  •
  OJSC Kostroma City Telephone Network—37.3% of the voting shares;

  •
  OJSC MGTS—28.0% of the voting shares;

  •
  CJSC Startcom—25.1% of the voting shares; and

  •
  OJSC United Registration Company—9.0% of the voting shares.

Rostelecom

        As of the date of this annual report, the group was comprised of us and our consolidated subsidiaries Westelcom, GlobalTel, Globus-Telecom, Zebra Telecom, MTs NTT, Kostars, DP Pansionat "Malakhit" and Incom, and principal associates RTComm.RU and MMTS-9.

Branches

        We operate through branches located throughout Russia and, as of December 31, 2007, had nine branches in Russia. Most of our branches are responsible for providing DLD/ILD telecommunications services to end users, performing operations with, and providing services to, the IRCs and other operators, including participating in our joint projects in areas where our facilities connect with relevant regional communications networks.

        Under Russian law, a branch functions as a division within the corporate structure of a company. Although not a legal entity distinct from the company, a branch may generally own assets, incur liability and enter into contractual relationships. Our branches operate pursuant to internal regulations approved by our General Director, while we bear full liability for their operations.

        In order to expand our presence in the area of international organizations, we joined the ITU and opened a representative office in Geneva, Switzerland in August 1999 in order to secure our position with international authorities and organizations, as well as promote international trade and research cooperation. In April 2002, we registered our representative office in Yerevan, Republic of Armenia. In March 2008, we closed our representative office in Yerevan.

Consolidated Subsidiaries

  Westelcom

        Westelcom, a joint venture with the Russian Telecommunications Development Corporation, registered in the Russian Federation, was established in December 1992 to contribute to the development, introduction, operation and management of the Russian telecommunications infrastructure. We acquired a 50% interest in Westelcom in 1992. In October 2002, we purchased the remaining 50% interest in Westelcom from the Russian Telecommunications Development Corporation for $15 million. We own 100% of the voting shares in Westelcom.

        Westelcom provides communications channels and telecommunications equipment leasing services. Westelcom owns 99.99% of the charter capital of OJSC InfoTeX Taganrog Telecom, which provides access in the Russian city of Taganrog to the PSTN, as well as local telephone network services, Internet access services, lease of communication channels and long-distance payphones.

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

        In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company's net assets, as determined under Russian accounting legislation, fall below zero, the company can be forced to liquidate. GlobalTel had, and continues to have, negative net equity as reported in its Russian statutory financial statements. Nonetheless, we believe that the risk of statutory liquidation procedures being initiated or other material adverse actions is remote. For more information, see "Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation—Legal Risks and Uncertainties."

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

        Globus-Telecom is currently a fixed-line operator with a modern infrastructure enabling the provision of telecommunications services in Moscow and other regions in Russia. Globus-Telecom has numbering capacity for 100,000 direct Moscow-code telephone numbers and its customer base mainly includes corporate users and state authorities. Through a highly reliable and secure network, Globus-Telecom offers its customers a full package of services, including local and intra-regional telephone services, VPN, Internet access, Intelligent Network services, data transmission and rent of channels.

        In April 2006, we acquired a 74.58% stake in CJSC Globus-Telecom from CJSC Synterra and OJSC RTC-Leasing for a cash payment of approximately RUR 821 million. In April 2006, we also acquired a 100% stake in LLC TelecomCenter, which directly controls a 20.34% stake in CJSC Globus-Telecom, from LLC AVTEX for a cash payment of approximately RUR 280.5 million. As a result, we currently own directly and indirectly a 94.92% stake in CJSC Globus-Telecom.

        For more information regarding the accounting for our acquisition of Globus-Telecom, see Notes 5 and 7 to our consolidated financial statements.

  Zebra Telecom

        CJSC Zebra Telecom was established in 2000 and is a universal provider for end users, corporate clients and operators of such services as Internet access and local, intra-regional and DLD/ILD telecommunications services and acting as an agent for licensed DLD/ILD operators. Zebra Telecom also provides Internet access and telephony services in Moscow, St. Petersburg, Nizhny Novgorod, Kazan, Voronezh, Stavropol, Yakutia and Tatarstan. Zebra Telecom provides Internet services via dial-up access using prepaid cards, as well as dedicated access. The telephony service is accessible through prepaid scratch cards. In June 2006, we acquired a 99.99% stake in Zebra Telecom from Starford Investments Company, Ltd. for a total cash payment of approximately $13.5 million. For information regarding the accounting for our acquisition of Zebra Telecom, see Notes 5 and 7 to our consolidated financial statements.

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

        One of the principal services that RTComm.RU has been providing since 2001 is dedicated Internet access, which provides a 24-hour connection of the customer's router to a port of the

RTComm.RU network node and permanent access to Internet resources. RTComm.RU also provides data center services, including registration of domain names, "post-office" services, news server services, virtual hosting, co-location and dedicated hosting among others.

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

        In March 2008, our Board of Directors decided to increase our interest in RTComm.RU up to 99.5% of the voting shares. Our management believes that the acquisition of RTComm.RU shares will have no material effect on our financial position. We are currently conducting due diligence of RTComm.RU and expect the transaction to close after June 30, 2008.

  MMTS-9

        MMTS-9 is a company registered in the Russian Federation primarily engaged in renting premises to mobile and fixed-line telecommunications providers for the installation of their telecommunications equipment and the provision of interconnection services and call center services. Together with Westelcom, our wholly owned subsidiary, we own 49.1% of the voting shares and 50.29% of its charter capital of MMTS-9. The majority of Russian Internet sites are hosted on servers located on the premises of MMTS-9.

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

Fixed Assets

        The table below shows the value of fixed assets owned by us as of December 31, 2007, 2006 and 2005. Values are expressed in millions of rubles, according to net book values under IFRS. See Note 6 for more information.

	December 31, 2007	December 31, 2006	December 31, 2005
	RUR (millions)
Buildings and sites	5,106	5,562	7,694
Cables and transmission devices	17,301	17,774	19,157
Other	6,700	7,693	7,124

Total(1)	29,107	31,029	33,975

(1)
The aggregate value of pledged property which secures loans is RUR 2,097 million as of December 31, 2007 (compared with RUR 3,240 million as of December 31, 2006). See Note 6 to our consolidated financial statements for additional details.

        Capital expenditures approved by the Board of Directors for 2008 are expected to be RUR 8,800 million. See "—A. History and Development."

        Construction in progress as of December 31, 2007, 2006 and 2005 amounted to RUR 9,373 million, RUR 8,157 million and RUR 6,653 million, respectively.

Environmental Compliance

        We believe that we are in compliance with all material requirements relating to environmental protection. Under various construction agreements to which we are a party, we assume obligations to the state and/or local authorities to effect payments to cover costs for the regeneration of forests, agricultural lands and other properties. In particular, we have a legal obligation to gradually discontinue using analog and trunk lines and equipments and to restore certain sites. We estimate the present value of such obligations to be approximately RUR 98 million.

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

        Reform of the Russian telecommunications industry began with the introduction of the Communications Law in 2004, and has intensified as implementing regulations have been enacted thereunder. In particular, several regulations were enacted in 2005 and 2006 that directly impact the DLD/ILD telecommunications services market in Russia and ultimately led to the restructuring and liberalization of this market. Most significantly, new regulations enacted in 2005 pursuant to the Communications Law allow telecommunications operators to apply for DLD/ILD telecommunications services licenses and radically restructured our relationships with IRCs, local operators and subscribers starting from January 1, 2006. Prior to that date, we were the only nationwide carrier of wholesale long-distance and international traffic in Russia and, therefore, held a monopolistic position in this market. Local operators, including IRCs, billed their own local customers for outgoing domestic long-distance and international calls, while we billed the operators for the traffic throughput. Our arrangement in Moscow was different, as we provided domestic long-distance and international telecommunications services to end users through the local access network of a local operator and billed customers directly. We also had the exclusive right to terminate incoming international voice traffic from international operators. Starting January 1, 2006, international operators may terminate incoming ILD traffic on our telecommunications network, as well as on networks of other long-distance telecommunications operators. Currently, international operators pay us for termination of incoming ILD traffic to Russia at a pre-agreed rate per minute.

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

        The following table sets forth the percentage of our revenue derived from domestic long-distance and international traffic for 2007, 2006 and 2005.

	Percentages of total revenue represented by domestic long-distance and international traffic
Principal markets
	2007	2006	2005
Outgoing international long-distance traffic	19%	22%	23%
Incoming and transit international long-distance traffic	9%	7%	10%
Domestic long-distance traffic	49%	51%	44%

Total revenue from domestic and international long-distance traffic	77%	80%	77%

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

        We have in the past experienced, and continue to experience, significant delays in payment from subscribers located in Moscow, certain government-funded entities, government bodies and agencies, as well as some international operators. Our management believes that appropriate allowances for doubtful accounts receivable were established to cover our potential exposure. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Significant delays in the collection of receivables and inability to collect payments for DLD/ILD services from our subscribers may result in losses and could adversely affect our financial position."

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

        As of December 31, 2007, our group comprised Rostelecom and its consolidated subsidiaries, Westelcom, GlobalTel, Globus-Telecom, Zebra Telecom, MTs NTT, Kostars, DP Pansionat "Malakhit" and Incom. In 2007, we made no acquisitions that changed the composition of our group. For additional information, see "Item 4. Information on the Company—A. History and Development—Acquisitions."

        As of December 31, 2006, our group comprised Rostelecom and its consolidated subsidiaries, Westelcom, GlobalTel, Globus-Telecom, Zebra Telecom, MTs NTT, Kostars, DP Pansionat "Malakhit" and Incom. In 2006, we acquired Globus-Telecom and Zebra Telecom.

        As of December 31, 2005, the group comprised Rostelecom and its consolidated subsidiaries, Westelcom, GlobalTel and MTs NTT.

        For more information, see "Item 4. Information on the Company—A. History and Development" and our consolidated financial statements included elsewhere in this annual report.

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

        If our interest in an entity is between 20% to 50% and such interest is acquired with the intention to sell it in the foreseeable future, such investment is accounted for as an investment held for sale and is stated at the fair value. Determination of the fair value of assets is subjective by nature and often involves the use of significant estimates and assumptions. Management has, in the past, engaged independent appraisers to assist in the determination of the fair value of certain available-for-sale investments. The most significant estimates and assumptions used to determine fair value relate, among others, to the estimation of the amount and timing of future cash flows and then discount rates and perpetual growth rates. Most of the assumptions are based on available historical and market information.

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

        As of December 31, 2007, we held 31.1% of the voting shares of RTComm.RU. We consolidated RTComm.RU in our financial statements on the basis of our control over the financial and operating policy decisions of RTComm.RU through December 31, 2003. However, following our disposal of RTC-Leasing, which held a 49% interest in RTComm.RU, we ceased consolidating the results of RTComm.RU and began accounting for the results of operations and financial position of RTComm.RU under the equity method as of January 1, 2004. In March 2008, our Board of Directors

decided to increase our interest in RTComm.RU up to 99.5% of the voting shares. Our management believes that the acquisition of RTComm.RU shares will not have a material effect on our financial position. We are currently conducting due diligence of RTComm.RU and expect the transaction to close after June 30, 2008. The expected cost of additional investments in connection with this acquisition is approximately RUR 1,500 million.

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

        In April 2006, we acquired a 74.58% stake in CJSC Globus-Telecom from CJSC Synterra (formerly CJSC Alsean-N) and OJSC RTC-Leasing for a cash payment of approximately RUR 821 million. In April 2006, we also acquired a 100% stake in LLC TelecomCenter, which directly controls a 20.34% stake in CJSC Globus-Telecom, from LLC AVTEX for a cash payment of approximately RUR 280.5 million. As a result, we currently own, directly and indirectly, a 94.92% stake in CJSC Globus-Telecom. Our costs relating to the acquisition of CJSC Globus-Telecom, including transaction costs, amounted to RUR 1,123 million.

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

        For additional information, see Notes 5, 8 and 9 to our consolidated financial statements.

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

        Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Number of years (as of December 31, 2007)
Buildings and site services	10-50
Cable and transmission devices:
Channels	10-40
Cable	30-40
Radio and fixed link transmission equipment	15-20
Telephone exchanges	15
Other	5-10

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

        As discussed in Note 3 to our consolidated financial statements, as part of the regulatory reform and restructuring of the national telecommunications industry aimed to facilitate competition and make the industry more attractive for investors, in 2005, Mincomsvyaz issued a number of new rules and regulations that resulted in a change of our status as a monopoly supplier of long-distance and international communications effective January 1, 2006. As of December 31, 2005, we performed an assessment of the impact of the new rules and regulations on our business and results of operations, which resulted in a RUR 4,970 million impairment loss recognized in the statement of income for the year ended December 31, 2005 related to a write-down of certain property, plant and equipment of RUR 4,961 million and goodwill of RUR 9 million to the recoverable amount. The recoverable amount was based on value in use and was determined at the cash-generating unit level. As of December 31, 2005, the cash-generating unit consisted of Rostelecom, Westelcom and MTs NTT. Impairment analysis was performed based on the value in use as fair value less the cost to sell that cannot be reliably determined. In determining the value in use for the cash-generating unit, the cash flows were discounted at a rate of 16.65% on a pre-tax basis and cash flows beyond the five-year period were extrapolated using a 5% growth rate. For more information, see Note 6 to our consolidated financial statements.

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

        As of the reporting date, an impairment loss in the amount of RUR 34 million related to the trademarks of our subsidiary Zebra Telecom was recognized in our consolidated income statement for the year ended December 31, 2007.

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

        Goodwill is not amortized. Instead it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date allocated to each of the cash-generating units or groups of cash-generating units expected to benefit from the combination's synergies, irrespective of whether other assets and liabilities of ours are assigned to those units or group of units.

        Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of cash-generating unit retained.

        Zebra Telecom was identified as a separate cash-generating unit at its acquisition date in June 2006 with goodwill and indefinite life intangible assets allocated thereto. In the last half of 2007, we determined that there were indications of impairment of goodwill and indefinite life intangible assets related to Zebra Telecom due to a decline in market conditions for their services.

        Therefore, we compared the recoverable amount of Zebra Telecom with its carrying amount and recognized an impairment loss of RUR 271 million, of which RUR 237 million was allocated to goodwill and RUR 34 million was allocated to the respective trademark, which is an indefinite lived intangible asset. Consequently, goodwill was fully written off in 2007. Concurrently, as a result of the decline in market conditions, we decided to change the business model where Zebra Telecom will provide intra-regional termination services to us. This change in business model will result in Zebra Telecom producing a significant amount of internally generated cash inflows from the provision of the termination services using Zebra Telecom's intra-regional network. Thus, Zebra Telecom ceased to be a separate cash-generating unit at that time. For additional information, see Note 7 to our consolidated financial statements.

        Globus-Telecom's telecommunication service was identified as a separate cash-generating unit with goodwill and indefinite life intangible assets acquired through business combination allocated to it. The recoverable amount of Globus-Telecom's telecommunication service was higher than its carrying amount at the reporting date.

        At the reporting date, we estimated the value in use of other cash-generating units higher than the carrying amount of their net assets, including goodwill. Thus, no impairment losses were recognized at December 31, 2007, except as described above.

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

        Effective from January 1, 2006, as a result of regulatory reform in the telecommunications industry, new regulations and rules were implemented that changed principles of interaction between us, local operators and end users in providing long-distance services. The introduction of the new settlement system represents a change in business practice resulting in new accounting for changed practice. Therefore, starting from January 1, 2006, we charge all of our subscribers throughout Russia for outgoing domestic telephone traffic based on pre-set per minute tariffs regulated by the FST. We are charged by regional local operators for originating and terminating calls. We also incur agent fees in connection with the service contracts concluded with regional local operators.

        We charge foreign network operators for incoming and transit of international calls and other traffic that originated outside Russia. We are charged by foreign operators for termination of outgoing international calls. These revenues and costs are shown in our consolidated financial statements.

        Amounts payable to and receivable from the same operators are shown net in the balance sheet where a legal right of offset exists and there is intention either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

        We primarily focus on the provision of telecommunications services and approximately 95% of our revenues are derived from telecommunications services. Revenues from telecommunications services are reported according to the types of services provided. In the opinion of management, this is the most relevant presentation of revenues generated from our telecommunications services. We determined the following types of material services provided:

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

        We use the same pattern to record the allowance for doubtful accounts as of December 31, 2007 as was used for doubtful accounts as of December 31, 2006 and 2005.

  Related Party Transactions

        We have entered into a number of related party transactions. See Note 27 to our consolidated financial statements and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Financial Results for the Years Ended December 31, 2007 and 2006

Revenues

        In 2007, total revenues increased by 4.9% to RUR 64,602 million from RUR 61,559 million in 2006. The increase in total revenues was largely due to increased revenues from the provision of DLD/ILD services, data services such as Internet access, as well as renting of channels.

Telephone traffic

			Change
	Year ended December 31, 2007	Year ended December 31, 2006
			Amount	%
	RUR (millions)
Domestic long-distance traffic	31,973	31,370	603	2%
Outgoing international long-distance traffic	12,317	13,271	(954)	-7%
Incoming and transit international long-distance traffic	5,710	4,480	1,230	27%

Total revenues from telephone traffic	50,000	49,121	879	2%

        Revenues from telephone traffic, which include revenues from DLD traffic, outgoing ILD traffic and incoming ILD traffic, represented 77.4% and 79.8% of total revenues in 2007 and 2006, respectively.

        Revenues from DLD services increased by 1.9% to RUR 31,973 million in 2007 compared to RUR 31,370 million in 2006. This increase was primarily a result of the growth in the volume of DLD traffic that amounted to 10,175 million minutes in 2007, representing a 5% increase from 9,722 million minutes in 2006 due to increased demand for DLD services.

        Revenues from outgoing ILD services decreased by 7.2% to RUR 12,317 million in 2007 from RUR 13,271 million in 2006 because of a 5.8% decrease of ILD volume traffic from Russian subscribers and operators on our network as a result of a decline in demand for ILD services from end users and national operators totaling 1,820 million minutes, as compared to 1,933 million minutes in 2006.

        Revenue from incoming and transit ILD services grew by 27.5% to RUR 5,710 million in 2007 compared to RUR 4,480 million in 2006 primarily due to a 24.4% increase in the volume of incoming traffic from international operators passing through our network to 3,062 million minutes in 2007 from 2,461 million minutes in 2006, which was the result of an increase in demand.

Rent of channels

			Change
	Year ended December 31, 2007	Year ended December 31, 2006
			Amount	%
	RUR (millions)
Total revenues from rent of channels	7,725	7,116	609	9%

        Revenues from rent of channels represented 12.0% of total revenues in 2007 compared to 11.6% in 2006. Our revenues from rent of channels increased by 8.6% to RUR 7,725 million in 2007 from RUR 7,116 million in 2006. This increase was primarily driven by the growing demand for rent of channels from operators and businesses.

Other revenues

			Change
	Year ended December 31, 2007	Year ended December 31, 2006
			Amount	%
	RUR (millions)
Television and radio transmission	448	528	(80)	-15%
Satellite services	699	559	140	25%
Internet access	1,143	217	926	427%
FreePhone services	1,133	761	372	49%
Miscellaneous revenue	3,454	3,257	197	6%

Total other revenue	6,877	5,322	1,555	29%

        In 2007, other revenues represented 10.6% of our total revenues compared to 8.6% in 2006. The other revenues increased by 29.2% to RUR 6,877 in 2007 from RUR 5,322 in 2006 mainly due to the development and promotion of new services based on our IP/MPLS network and Intelligent Network platform such as Internet access and FreePhone.

Operating Expenses

			Change
	Year ended December 31, 2007	Year ended December 31, 2006
			Amount	%
	RUR (millions)
Wages, salaries, other benefits and payroll taxes	8,763	7,147	1,616	23%
Depreciation and amortization	7,613	8,418	(805)	-10%
Impairment of property, plant and equipment and goodwill	271	—	271	n/a
Charges by network operators—international	7,817	7,304	513	7%
Charges by network operators—national	27,860	29,355	(1,495)	-5%
Administration and other costs	6,670	5,553	1,117	20%
Taxes other than on income	703	621	82	13%
Repairs and maintenance	864	866	(2)	0%
Bad debt expense/(recovery)	815	389	426	110%
Loss on sale of property, plant and equipment	197	601	(404)	-67%

Total operating expenses	61,573	60,254	1,319	2.2%

        Total operating expenses increased by 2.2% to RUR 61,573 million in 2007 from RUR 60,254 million in 2006.

        Wages, salaries and other staff costs increased by 22.6% to RUR 8,763 million in 2007 from RUR 7,147 million in 2006. The growth in wages, salaries and other staff costs was mainly due to scheduled average salary increases and annual bonuses paid in December 2007, as well as recruitment of new personnel to our further support marketing, sales and customer service. This growth in our wages, salaries and other staff costs was partially offset by a reduction in our overall headcount by 3.0% to 22,534 as of December 31, 2007 compared to 23,233 as of December 31, 2006.

        Depreciation of property, plant and equipment decreased by 9.6% to RUR 7,613 million in 2007 from RUR 8,418 million in 2006 mainly due to the fact that in 2006 we decommissioned certain old analog lines. For additional information, see Note 4 to our consolidated financial statements.

        As of December 31, 2007, we recognized an impairment loss in the amount of RUR 271 million attributable to goodwill and trademarks of our subsidiary Zebra Telecom. This impairment loss resulted from the change in Zebra Telecom's business model pursuant to which Zebra Telecom will focus primarily on intra-group operations. For more information, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Goodwill" and Notes 5 and 7 to our consolidated financial statements for additional information.

        Charges by Russian network operators decreased by 5.1% to RUR 27,860 million in 2007 from RUR 29,355 million in 2006. The principal reason for the decrease in charges was our improved efficiency through better cooperation with local operators and decreased payments for agent services to CSPs in 2007 compared to 2006 as a result of an increasing number of end users directly serviced by us.

        Charges by international network operators for the termination of outgoing international calls increased by 7.0% to RUR 7,817 million in 2007 from RUR 7,304 million in 2006 mainly due to an increase of payments to international operators as a result of growth in traffic transmitted via our network for transit throughout Russia in 2007.

        Administration and other expenses increased by 20.1% to RUR 6,670 million in 2007 from RUR 5,553 million in 2006 primarily as a result of an increasing number of end users directly serviced by us.

        Taxes (other than on income) and repairs and maintenance costs did not change materially in 2007 compared to 2006.

        We incurred RUR 815 million of bad debt expenses in 2007 as compared to RUR 389 million in 2006 primarily due to: (1) a transitional period to implement collection from end users directly by us of payments for DLD/ILD services, which was associated with a temporary decrease in our collection rates, and (2) certain disputes with international operators regarding revenues accrued for services rendered by us.

        The loss on sale of property, plant and equipment decreased to RUR 197 million in 2007 from RUR 601 million in 2006, as in 2007 we decommissioned most of our analog cable systems and certain other equipment that was fully depreciated.

Operating Profit

        In 2007, operating profit increased by RUR 1,724 million, or 132.1%, to RUR 3,029 million from RUR 1,305 million in 2006. The increase in operating profit was primarily driven by an increase in our revenues from DLD/ILD and new services, as well as a decrease in expenses related to charges by national network operators. The growth of our operating profit was partially offset by an increase in operating expenses such as wages, salaries and other staff costs, as well as administration and other expenses.

Income Tax Expense

        Our 2007 income tax expense amounted to RUR 1,194 million compared to RUR 987 million in 2006. The increase was primarily due to an increase in our operating profit. See Note 19 to our consolidated financial statements for additional information.

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

        Currently, we provide DLD/ILD services to all of our end users throughout Russia and bill them directly. Regional and local telecommunications operators charge us for origination and termination of long-distance calls. In addition, we pay compensation surcharge to the significant telecommunications operators. For more information, see Note 3 to our consolidated financial statements.

        The other reason that affected the increase in revenues was our strengthening partnership with Russian operators, and focus on new market opportunities to provide telecommunications services directly to end-customers.

Telephone traffic

			Change
	Year ended December 31, 2006	Year ended December 31, 2005
			Amount	%
	RUR (millions)
Domestic long-distance traffic	31,370	18,126	13,244	73%
Outgoing international long-distance traffic	13,271	9,405	3,866	41%
Incoming and transit international long-distance traffic	4,480	4,098	382	9%

Total revenues from telephone traffic	49,121	31,629	17,492	55%

        Revenues from telephone traffic, which include revenues from DLD traffic, outgoing ILD traffic and incoming ILD traffic, represented 79.8% and 77.2% of total revenues in 2006 and 2005, respectively.

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

        Revenues from outgoing ILD services increased by 41.1% to RUR 13,271 million in 2006 from RUR 9,405 million in 2005 mainly driven by the transition to the new settlement scheme implemented in 2006, as described above. The volume of ILD traffic from Russian subscribers and operators on our network totaled 1,933 million minutes, an increase of 9.2% from 1,769.3 million minutes in 2005, due to an increase in demand for ILD services.

        Revenue from incoming and transit ILD services grew by 9.3% to RUR 4,480 million in 2006 compared to RUR 4,098 million in 2005 primarily due to a 31.2% increase in the volume of incoming traffic from international operators passing through our network to 2,461 million minutes in 2006 from 1,875 million minutes in 2005, which was the result of an increase in demand and a decrease in tariffs.

        The acquisitions of CJSC Globus-Telecom and CJSC Zebra Telecom have not significantly affected the composition of our revenues. See Note 5 to our consolidated financial statements.

Rent of channels

			Change
	Year ended December 31, 2006	Year ended December 31, 2005
			Amount	%
	RUR (millions)
Total revenues from rent of channels	7,116	6,045	1,071	18%

        Revenues from rent of channels represented 11.6% of total revenues in 2006 compared to 14.8% in 2005. Our revenues from rent of channels increased by 17.7% to RUR 7,116 million in 2006 from RUR 6,045 million in 2005. This increase was primarily driven by the growing demand for rent of channels from operators and businesses.

Other revenues

			Change
	Year ended December 31, 2006	Year ended December 31, 2005
			Amount	%
	RUR (millions)
Television and radio transmission	528	574	(46)	-8%
Satellite services	559	548	11	2%
Internet access	217	44	173	393%
FreePhone services	761	430	331	77%
Miscellaneous revenue	3,257	1,685	1,572	93%

Total other revenue	5,322	3,281	2,041	62%

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

Operating Expenses

			Change
	Year ended December 31, 2006	Year ended December 31, 2005
			Amount	%
	RUR (millions)
Wages, salaries, other benefits and payroll taxes	7,147	6,242	905	14%
Depreciation and amortization	8,418	7,136	1,282	18%
Impairment of property, plant and equipment and goodwill	—	4,970	(4,970)	-100%
Charges by network operators—international	7,304	7,059	245	3%
Charges by network operators—national	29,355	8,741	20,614	236%
Administration and other costs	5,553	3,877	1,676	43%
Taxes other than on income	621	492	129	26%
Repairs and maintenance	866	822	44	5%
Bad debt expense/(recovery)	389	(140)	529	n/a
Loss on sale of property, plant and equipment	601	1,356	(755)	-56%

Total operating expenses	60,254	40,555	19,699	49%

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

        We incurred RUR 389 million of bad debts in 2006 as compared to a RUR 140 million of bad debt provision recovered in 2005 primarily due to the introduction of the new regulations governing the telecommunications industry which resulted in a significant change in the structure of our accounts receivable. The rate of collection of accounts receivable from end users under the new scheme is lower than that from IRCs and other local operators under the scheme effective prior to January 1, 2006.

        The loss on sale of property, plant and equipment decreased to RUR 601 million in 2006 from RUR 1,356 million in 2005, as in 2006 we decommissioned most of our analog cable systems and certain other equipment that was fully depreciated.

Operating Profit

        In 2006, operating profit increased by RUR 905 million, or 226.3%, to RUR 1,305 million from RUR 400 million in 2005. The increase in operating profit was primarily driven by the absence of an impairment charge in 2006 compared to a RUR 4,970 million impairment charge in 2005, offset by a compensation surcharge payment which was imposed from January 1, 2006 of RUR 4,397 million. See also Note 3 to our consolidated financial statements.

Income Tax Expense

        Our 2006 income tax expense amounted to RUR 987 million compared to RUR 695 million in 2005. The increase was primarily due to an increase in our operating profit. See Note 19 to our consolidated financial statements for additional information.

New accounting pronouncements

  International Financial Reporting Standards

        During 2007 and 2006, the IASB published several revised International Accounting Standards and issued several new International Financial Reporting Standards. Most of these revised and new standards will apply to accounting periods commencing on or after January 1, 2008. The new pronouncements are follows:

  •
  IAS 1 Presentation of Financial Statements (Revised);

  •
  IAS 23 "Borrowing Costs" (Revised);

  •
  IAS 27 Consolidated and Separate Financial Statements (Revised);

  •
  IAS 32 Financial Instruments: Presentation (Revised);

  •
  IFRS 3 Business Combinations (Revised);

  •
  IFRS 8 "Operating Segments;"

  •
  IFRIC No. 11 "IFRS 2—Group and Treasury Shares Transactions;"

  •
  IFRIC No. 12 "Service Concession Arrangements;"

  •
  IFRIC No. 13 "Customer Loyalty Programs;" and

  •
  IFRIC No. 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction."

        We do not expect that the adoption of the pronouncements listed above will have a significant impact on our results of operations and financial position in the period of initial application except for IFRIC 13 "Customer Loyalty Programs."

        IFRIC 13 "Customer Loyalty Programs" was issued in June 2007 and becomes effective for annual periods beginning on or after July 1, 2008. This Interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. We are now considering whether our arrangements with customers include terms which potentially may be subject to the requirements of this Interpretation. The adoption of the Interpretation may lead to deferral of some revenues. We are in the process of determining the effect of adoption of the Interpretation on the our results of operations and financial position.

        The adoption of revised IAS 1 will significantly affect the presentation of financial statements. IAS 1 is effective for annual periods beginning on or after January 1, 2009 and requires information in the financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. IAS 1 gives the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income).

B.    Liquidity and Capital Resources

        Our principal sources of funds historically have been cash flows from our operating activities and vendor financing arrangements related to capital expenditures. Our operating activities generated net cash of RUR 9,521 million in 2007 and RUR 7,421 million in 2006. Certain of our vendor financing arrangements and loans received were secured by property, plant and equipment. As of December 31,

2007, approximately 5.5% of our total property, plant and equipment were pledged to secure such financing.

        We expect to continue financing a significant portion of our capital expenditures from internal sources, such as cash from operations, and to raise the remaining amounts through external sources, including bank financing. There can be no assurance, however, that such external financing will be available to us on commercially acceptable terms.

        Management believes that cash flows generated from operations in 2008 and 2009 will be sufficient to finance our working capital needs and to repay our existing obligations as they become due.

        Our outstanding indebtedness, including loans related to vendor financing and credit agreements, decreased by RUR 1,059 million, or 19%, to RUR 4,421 million as of December 31, 2007 from RUR 5,480 million as of December 31, 2006. Of our outstanding indebtedness as of December 31, 2007, RUR 4,249 million was due within one year and RUR 172 million was due between one and three years. The outstanding indebtedness due within one year includes the RUR 2,047 million loan provided by Vnesheconombank and Credit Swiss First Boston, or CSFB, which is included in the current portion of long-term loans due to non-compliance with certain covenants set out in the credit facility agreement as of the balance sheet date, for which we had not obtained a waiver. Therefore, the full amount of the loan is included in the current portion of long-term loans as of December 31, 2007. Subsequently, in June 2008, we received notice from the banks confirming their waiver of the breach of the loan due to our non-compliance with the covenants. As of December 31, 2006, the outstanding indebtedness due within one year included the RUR 2,636 million loan provided by Vnesheconombank and CSFB, which was included in the current portion of long-term loans due to non-compliance with one of the covenants as of the balance sheet date, for which we had obtained a waiver in June 2007.

        As of December 31, 2007 and 2006, most of our interest bearing loans were denominated in foreign currencies. The amount available for drawing under our credit agreements as of December 31, 2007 was $ 0.55 million and RUR 7 million (together, totaling RUR 21 million). Of the total foreign currency denominated borrowings:

  •
  86% were denominated in U.S. dollars,

  •
  3% were denominated in euros, and

  •
  11% were denominated in rubles.

        In 2007, the Russian ruble increased in value as compared to the U.S. dollar by 7.27%, and decreased as compared to the euro by 3.44%, and this has decreased the ruble carrying value of our foreign currency borrowings by approximately RUR 293 million or approximately 5.3% of our total borrowings. However, any devaluation would both increase our effective cost of borrowing and make it more difficult to incur additional indebtedness and repay or re-finance existing indebtedness.

        The weighted average interest rate of our loans was 8.0%, 7.8% and 5.4% for the years ended December 31, 2007, 2006 and 2005, respectively. We do not use any financial instruments to hedge against our exposure to fluctuations in interest and foreign exchange rates.

        The maturity profile of our interest bearing loans and vendor financing, their currency and the interest rate structure is set forth in Notes 17 and 18to our consolidated financial statements. The summarized maturity profile of our interest bearing loans and other borrowings as of December 31, 2007 is presented below (in RUR million):

Maturity	December 31, 2007
Current portion of interest bearing loans and borrowings	4,249
Between one to two years	136
Between two to three years	36
Non-current portion of interest bearing loans	172

Total interest bearing loans and vendor financing	4,421

Liquidity

        As of December 31, 2007 and 2006, we had total cash and cash equivalents of RUR 3,284 million and RUR 2,353 million, respectively. In addition, as of December 31, 2007 and 2006, we had short-term investments of RUR 6,920 million and RUR 8,496 million, respectively. As of December 31, 2007, we had unused availability under our credit facilities to draw another RUR 21 million.

        As of December 31, 2007, we had working capital of RUR 7,523 million compared to working capital of RUR 7,692 million as of December 31, 2006 as our working capital remained virtually unchanged.

        As of December 31, 2007, we were not in compliance with certain covenants in relation to a loan we obtained from Vnesheconombank and CSFB and no waiver had been obtained from the banks. Therefore, the entire loan amount was included in the current portion of long-term loans in our consolidated balance sheet as of December 31, 2007. Subsequently, in June 2008, we received notice from the banks confirming their waiver of the breach of the loan due to our non-compliance with the covenants. As of December 31, 2006, the outstanding indebtedness due within one year included the RUR 2,636 million loan provided by Vnesheconombank and CSFB, which was included in the current portion of long-term loans due to non-compliance with one of the covenants as of the balance sheet date, for which we had obtained a waiver in June 2007.

        Our short-term investments have been primarily comprised of short-term deposits. See Note 12 to our consolidated financial statements.

        For a description of our external financings, see Notes 17 and 18 to our consolidated financial statements.

Loans and Borrowings

        As of December 31, 2007, the total amount of interest bearing loans outstanding was RUR 2,784 million compared with RUR 3,478 million as of December 31, 2006.

  U.S. Dollar Denominated Loans

  •
  We entered into a $2.66 million credit agreement with the Japanese Bank for International Cooperation (JBIC) in March 2004 to finance the purchase of equipment for the reconstruction of the Tyumen-Surgut microwave line. The maximum amount of the credit line is $2.66 million, of which $1.60 million (Tranche A) is provided by JBIC and $1.06 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 4.67% and LIBOR plus 0.55%, respectively. The loan is repayable in semi-annual installments up to October 2008. As of December 31, 2007, the outstanding amount of the loan was $0.63 million (RUR 17 million).

  •
  We entered into a $7.85 million credit agreement in July 2005 to finance capital construction projects, of which $4.71 (Tranche A) was provided by Japanese Bank for International Cooperation (JBIC) and $3.14 million (Tranche B) was provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 6.29% and six months LIBOR plus 0.5%, respectively. The loan is repayable in semi-annual installments up to November 2010. As of December 31, 2007, the outstanding amount of the loan was $4.10 million (RUR 108 million).

  •
  We entered into a $100.0 million loan agreement, of which $99.0 million was provided by Vnesheconombank and $1.0 million was provided by CSFB. The loan was entered into in December 2005 for general corporate purposes and is secured by our existing telecommunications equipment. The loan is repayable in six equal annual installments payable from 2007 to 2012. The interest rate is six-months LIBOR plus 3.25%. As of December 31, 2007, the outstanding amount of the loan was $83.33 million (RUR 2,047 million).

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

    As of December 31, 2006 and 2007, we were not in compliance with certain loan covenants that required us to maintain specific liabilities to profit on sales and profit on sales to interest expense ratios and no waiver had been obtained from the banks. Therefore, the full loan amount is included in the current portion of long-term loans in our consolidated balance sheet as of December 31, 2006 and 2007. Subsequently, in June 2008, we received notice from the banks confirming their waiver of the breach of the loan due to our non-compliance with the covenants. We were in compliance with all covenants as of March 31, June 30 and September 30, 2007.

    We entered into an interest rate swap agreement with CSFB on June 28, 2006 in connection with our $100 million loan from Vnesheconombank and CSFB. In accordance with the interest rate swap agreement, each June 28 and December 28, commencing on December 28, 2006 and ending on December 28, 2012, we undertake an obligation to CSFB in the amount of 8.55% of the outstanding Vnesheconombank loan balance and CSFB undertakes an obligation to us in the amount of LIBOR plus 3.25% of the outstanding Vnesheconombank loan balance. We did not designate the above interest rate swap derivative as a hedging instrument. Therefore, this financial instrument was classified as financial liability at fair value of RUR 73 million as of December 31, 2007. The net loss of RUR 58 million related to the change in the fair value of the interest rate swap contract was included in the non-operating income in our consolidated income statement for the year ended December 31, 2007.

  •
  Our consolidated subsidiary, GlobalTel, entered into three loan agreements for a total amount of $9.17 million (RUR 225 million) between GlobalTel and Loral Space and Communications Corporation, or Loral. GlobalTel is in default in respect of these loans and a penalty in the amount of RUR 55 million is included in the outstanding balance. As no waiver has been obtained from Loral, these loans are classified as current in the accompanying consolidated balance sheet as of December 31, 2007. The loans do not provide for any collateral. In July 2006, Loral brought an action against GlobalTel demanding immediate repayment of RUR 225 million. In March 2007, the London Court of International Arbitration, or the LCIA, ruled in favor of Loral. However, in October 2007, the Arbitration Court of the city of Moscow dismissed Loral's claim to enforce the decision of the LCIA. We believe that if immediate repayment of the defaulted loan is ordered, it would not have a material adverse effect on our business, financial condition and results of operations.

Euro Denominated Loans

  •
  We entered into a credit facility with ING BHF-BANK in April 2004 for a credit line of up to EUR 7 million, payable by 2009 in equal semi-annual installments and bearing interest of EURIBOR plus 0.875% per annum. The loan was taken for the purchase of equipment to be used in the re-construction of the Novosibirsk to Khabarovsk FOL. As of December 31, 2007, the outstanding amount of the loan was EUR 2.14 million (RUR 77 million).

Russian Ruble Denominated Loans

  •
  In December 2006, we issued promissory notes in the amount of RUR 93 million to CJSC "IK Parsek Capital Management." The promissory notes are repayable monthly starting from January 2008 up to December 2008, and bear interest of 10%. As of December 31, 2007, the carrying amount of these notes was RUR 102 million.

  •
  In August 2007, our consolidated subsidiary, Globus-Telecom, obtained a credit line from Russian Industrial Bank of up to RUR 80 million. The credit line bears annual interest at a rate of 10% and the final payment date in connection with this credit line is to be made no later than September 30, 2009. As of December 31, 2007, the outstanding amount under the credit line was RUR 80 million.

  •
  In November 2007, our consolidated subsidiary, Globus-Telecom, obtained a credit line from Russian Industrial Bank of up to RUR 90 million. The credit line bears annual interest at a rate of 10% and the final payment date in connection with this credit line is to be made no later than December 31, 2008. As of December 31, 2007, the outstanding amount under the credit line was RUR 86 million.

  •
  In December 2007, our consolidated subsidiary, Zebra Telecom, renewed a credit agreement for RUR 15 million with OJSC Svyazbank. The loan is payable by February 6, 2009 and bears interest of 15.6%. To secure the debt, Zebra Telecom pledged telecommunications equipment with a carrying value of RUR 7 million. As of December 31, 2007, the outstanding amount of the loan was RUR 15 million.

  •
  In February 2006, Zebra Telecom, our consolidated subsidiary, entered into a credit agreement for RUR 15 million with OJSC Svyazbank. The loan was payable by February 2007 and bore interest of 15%. As of December 31, 2006, the outstanding amount of the loan was RUR 15 million. In December 2007, Zebra Telecom extended this credit agreement with OJSC Svyazbank for an amount of RUR 15 million until December 2008 on the same terms. To secure the debt, Zebra Telecom pledged telecommunications equipment with a carrying value of RUR 9 million. As of December 31, 2007, the outstanding amount of the loan was RUR 15 million.

  •
  Our consolidated subsidiary, Zebra Telecom also entered into a credit overdraft agreement with OJSC Svyazbank, which is a related party, in the maximum amount of RUR 15 million. The facility bears annual interest at a rate of 13.6% and is payable by December 11, 2008. To secure the debt, Zebra Telecom pledged telecommunications equipment with a carrying value of RUR 2.5 million. As of December 31, 2007, the outstanding amount of the overdraft was RUR 13 million.

Vendor Financing Payable

        As of December 31, 2007, we had the following outstanding vendor financing payable:

  •
  RUR 1,246 million payable by GlobalTel to Globalstar L.P. for the purchase of three gateways and associated equipment and services. For additional information, see Note 17 to our consolidated financial statements. Globalstar L.P. has a lien over this equipment until the liability is paid in full. The initial vendor financing repayment schedule denominated in U.S. dollars was as follows:

Millions of rubles
Payable in 2004	395
Payable in 2005	171
Payable in 2006	171
Payable in 2007	171
Payable in 2008	100

Total	1,008

        GlobalTel is in default with respect to payments due in 2004, 2005, 2006 and 2007 and has not obtained a waiver from Globalstar L.P. As a result, we classified the total balance of RUR 1,008 million as current in our consolidated balance sheet as of December 31, 2007. A penalty interest in the amount of RUR 238 million accrued for each day of delay at a rate of 10% per annum, and is included in the vendor financing payable. We believe that if immediate repayment of the defaulted vendor financing is demanded, it would not have a material adverse effect on our business, financial condition and results of operations.

  •
  RUR 391 million promissory notes issued by us to CJSC Peter-Service for the purchase of a billing system. The notes are repayable in equal quarterly installments up to December 31, 2008 and bear interest of 7.73% per annum.

Leases

        We operate several lease agreements with the following non-affiliated counterparties:

CJSC Synterra

        In April 2005, we entered into an IRU finance lease agreement for the use of a portion of the network capacity of a terrestrial optical fiber cables. The lease agreement is non-cancellable for a period of 15 years, which approximates the remaining useful life of such cables. The effective interest rate of the lease is 7.21% p.a. and the lease payments are denominated in U.S. dollars. The present value of the minimum lease payments under the above mentioned finance lease agreement totaled RUR 353 million as of December 31, 2007.

OJSC RTC-Leasing

        In 2006, we entered into a number of minor finance lease agreements with OJSC RTC-Leasing for the purchase of telecommunications equipment and vehicles for an average period of 3 years. The effective interest rate of these leases varies from 10.3% to 12.2% p.a. and the present value of the minimum lease payments under the above mentioned finance lease agreements totaled RUR 119 million as of December 31, 2007.

Military unit No. 32152

        We also entered into a finance lease agreement for the use of a digital telecommunications station over its estimated remaining useful life of 7 years. The effective interest rate of the lease is 11.7% p.a. and the lease payments are denominated in rubles. The present value of the minimum lease payments under the abovementioned finance lease agreement totaled RUR 32 million as of December 31, 2007.

        Under all material lease contracts, we have no uncertainties which can significantly affect our operating results in the future.

Cash Flows

        A summary of our cash flows is presented below (in RUR million):

	Year ended December 31,
	2007	2006	2005
Net cash provided by operating activities	9,787	7,421	10,943
Net cash used in investing activities	(6,240)	(4,456)	(10,076)
Including purchase of property, plant and equipment	(7,157)	(7,177)	(7,788)
Net cash provided by (used in) financing activities	(2,609)	(3,004)	275

        Net cash provided by operating activities amounted to RUR 9,787 million in 2007 as compared to RUR 7,421 million in 2006. The principal reason for the increase in operating cash flow was the growth in revenues from our DLD/ILD and new services. We also improved our efficiency through better cooperation with local operators and decreased payments for agent services to CSPs in 2007 compared to 2006 as a result of an increasing number of end users directly serviced by us.

        Net cash used in investing activities during 2007 increased by RUR 1,784 million to RUR 6,240 million, compared to RUR 4,456 million in 2006, or 40%, primarily due to an increase in cash outflow associated with the purchase of available-for-sale investments and other financial assets such as deposits by RUR 6,255 million. The increase in cash outflow was partially offset by an increase in proceeds from the sale of investments other than available-for-sale in the amount of RUR 3,300 million, as well as no cash outflows for the purchase of subsidiaries in 2007, while in 2006 such cash outflows amounted to RUR 1,481 million.

        Net cash used in financing activities amounted to RUR 2,609 million in 2007, compared to net cash used in financing activities in 2006 of RUR 3,004 million, primarily due to a decrease in ongoing payments to our creditors under the outstanding loans.

Restrictions on Dividend Distribution

        The amount of our dividend distributions is limited by provisions of Russian law. For example, Russian law requires that, among other things, dividends can only be paid in an amount not exceeding our retained earnings as determined under RAS. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under RAS. Our retained earnings for the years ended December 31, 2007, 2006 and 2005 that was distributable under Russian legislation amounted to RUR 43,645 million, RUR 35,171 million and RUR 28,972 million, respectively.

Capital Expenditures

        Pursuant to our capital expenditure program, approved by the Board of Directors, we expect to make capital expenditures of approximately RUR 8,800 million for the year ending December 31, 2008, compared to actual capital expenditures of RUR 7,144 million in 2007. As of December 31, 2007, our capital commitments amounted to RUR 3,298 mainly for the construction of telecommunication facilities. We expect to fund these capital commitments and our other capital expenditures with cash from operations and external financing. For additional information regarding our capital expenditures and the major projects we will undertake in 2008 and subsequent years, see "Item 4. Information on the Company—A. History and Development—Investment Policy Highlights—Capital Expenditures—Main directions of development in 2008."

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

        Our credit rating as of the date of this annual report is as follows:

Rating Agency	Long-Term Debt Rating	Outlook/Watch
Standard & Poor's(1)	BB-	Positive

(1)
Rated on March 17, 2008.

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

        We did not incur any research and development expenses for the years ended December 31, 2007, 2006 and 2005.

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

        The following table summarizes the terms of our principal telecommunications licenses:

License Number	Types of Services	Territory	Date Issued	Expiration Date
27895	Telegraph Communication Services	Russian Federation	September 5, 2003	September 5, 2008
29777	DLD and ILD Communications	Russian Federation	December 11, 2003	December 11, 2013
29778	Channel Leasing	Russian Federation	December 11, 2003	December 11, 2013
31540	TV and Radio Broadcasting	27 regions of the Russian Federation	May 10, 2005	June 17, 2009
32898	Intra-regional Telephone Communications	Moscow and the Moscow region	July 15, 2005	July 15, 2010
36738	Local Telephone Communications (except via Payphones and Public Call Offices)	6 republics and 35 regions of the Russian Federation	November 1, 2005	November 1, 2010
36739	Local Telephone Communications via Public Call Offices	Moscow, Lyubertsy and the Moscow region	November 1, 2005	November 1, 2010
36740	Local Telephone Communications via Payphones	Moscow, Lyubertsy and the Moscow region	November 1, 2005	November 1, 2010
44219	Local Telephone Communications via Payphones	Moscow region	September 21, 2006	September 21, 2011
45945	Cable Casting	City of Valday of Novgorod region	November 11, 2006	November 11, 2011
48652	Telematic Services	Russian Federation	May 15, 2007	May 15, 2012
48653	Data Services (other than Transmission of Voice Information)	Russian Federation	May 15, 2007	May 15, 2012
49540	Data Services for Transmission of Voice Information	Russian Federation	May 15, 2007	May 15, 2012

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

        Pursuant to License No. 31540, we are authorized to provide services for broadcasting television and radio programs in Russia.

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

        Pursuant to License No. 45945, we are authorized to provide our customers in the city of Valday in the Novgorod region with cable casting services.

        Pursuant to License No. 48652, we are authorized to provide our customers with telematic services in Russia.

        Pursuant to License No. 48653 and License No. 49540, we are authorized to provide our customers with data services, including transmission of voice and other information, in Russia.

        Under the terms of our licenses, except in the case of local telephone communications services, we may refuse to provide all other types of our services to customers where: (i) the provision of such services may endanger the national security and defense system; (ii) the provision of such services is precluded by any physical, topographical or other natural circumstance; (iii) the customer does not agree with the terms and conditions on which such services are provided or does not make timely payments for the services; and (iv) the customer uses or intends to use the communications equipment for unlawful purposes or uses communications channels, trunks and equipment in violation of the technical rules of the suggested services under our licenses or uses equipment which is not certified by Mincomsvyaz or its subordinate agencies.

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

        The new telecommunications industry legislation, effective from January 1, 2006, has changed principles for interaction of operators, including us, when providing local, intra-regional, domestic and international telecommunications services. The new rules allow Russian subscribers to choose providers of long-distance telecommunications services and made possible for telecommunications operator meeting certain requirements to enter the long-distance telecommunications market. To comply with the new rules, we fundamentally changed the way we operate and began providing long-distance services directly to end users in all regions of Russia through the network infrastructure of local and intra-regional operators. In turn, local and intra-regional operators, including IRCs, began providing intra-regional and local origination and termination services to us.

        The liberalization has significantly changed the competitive environment in the Russian long-distance sector. The number of operators licensed by Mincomsvyaz to provide long-distance services exceeded 30 by the end of 2007. To date, six operators have begun providing DLD/ILD services in Russia.

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

        Among the trends that continued to emerge in 2007 and which we expect to continue through 2008 are the increased demand for DLD/ILD services by all subscriber segments and increased demand for certain new services provided on the basis of our IP/MPLS network and Intelligent Network platform, in particular, Internet Access and FreePhone services. At the same time, competition has increased due to the growth of alternative operators and the emergence of new DLD/ILD operators following the enactment of the new regulations, and we expect competition to continue to intensify in 2008 and beyond.

        Our efforts in 2007 were primarily aimed at adapting our business to the intensified competitive environment, improving our positions in our core markets, as well as developing and promoting new services. We focused on strengthening our partnerships with regional and local telecommunications operators, engaging them as our agents, and developing direct business-to-client relationships with end users in the most profitable segments. As a result, DLD traffic volumes on our network increased by

4.7% in 2007 compared to 2006, amounting to 10,175 million minutes. Outgoing ILD traffic volumes decreased by 5.8% in 2007 to 1,820 million minutes, compared to 1,933 million minutes in 2006.

        In 2007, we continued to improve our cooperation with our existing partners and established ties with new foreign telecommunications providers. These efforts resulted in the growth of traffic from international operators. For example, incoming ILD traffic totaled 3,062 million minutes, representing an increase of 24.4% compared to 2006.

        We also devoted significant attention to the development of our backbone and modern flexible multiplexer networks to allow us to meet a growing demand for rent of channels from operators and businesses. Our 2007 revenue from rent of channels totaled RUR 7,725 million, representing a 8.6% increase compared to 2006.

        We also pay significant attention to developing new services such as data services and services based on our Intelligent Network. Our intelligent platform, which is one of our key competitive advantages, ensures continued strengthening of our market position and expands the range of new services available to operators, corporate clients and individual subscribers. Our revenue from intelligent network services amounted to RUR 1,133 million in 2007, representing a 49% increase compared to 2006. Moreover, our IP/MPLS network is the most extensive in Russia and it allowed us to successfully enter the market for data transmission and telematic services. In 2007, our revenues from such services amounted to RUR 1,143 million.

        In an effort to improve our competitive position, we have developed a comprehensive offering of a number of services for corporate customers that includes, in addition to traditional DLD/ILD services, high-speed Internet access, IP VPN as well as intelligent network services. We also began to promote our IP VPN services, which allow the interconnection of all of a customer's branches in a single protected private corporate network of high reliability with a full range of telecommunications services.

        We also began to establish Customer Care Centers, or CCCs, throughout Russia in 2006. CCCs are aimed at increasing our support services for our long-distance telecommunications service end users. At the CCCs, customers can make payments for telecommunications services, sign agreements with us or receive individual consultations from our customer-care professionals. To date, we have opened 87 CCCs.

        In 2008, we plan to continue to develop the foregoing services as well as promote new and value-added services. In particular, in an effort to expand our business-to-business and business-to-clients relationships, we plan to actively promote bundled telecommunications services, to develop existing and new services based on our intelligent platform and IP/MPLS network, as well as to increase efficiency of the customer care and sales support units.

        Among our other key priorities in 2008 is the further enhancement of our high-capacity trunk network, implementation of advanced technologies and installation of high-end DWDM and data transmission facilities. We plan to improve throughput capacity of our telecommunications network in order to meet growing demand for DLD/ILD services, as well as transit traffic services. We are also focusing on expanding and increasing the capacity of our multi-service IP/MPLS network in order to provide high-end data transmission services, such as high-speed Internet access and IP VPN, as well as to develop other innovative telecommunications services.

E.    Off-Balance Sheet Arrangements

        As of December 31, 2007, we did not have any off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations

        The following table summarizes the contractual principal maturities of our debt, including our current portion, and purchase obligations, each as of December 31, 2007. We expect to meet our contractual obligation payment requirements with cash flows from operations.

		Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	After December 31, 2012
	(RUR in millions)
Contractual obligations	7,463	7,349	52	25	37
Constructive obligations	98	41	57	—	—
Pension liability	153	55	34	19	45
Lease obligations	504	108	110	47	239
Vendor financing payable	1,637	1,637	—	—	—
Loans and borrowings	2,784	2,612	172	—	—
Capital commitments	3,298	3,117	181

Total	15,937	14,919	606	91	321

        Future interest payments relating to the above mentioned obligations and excluded from present value amounts were as follows at December 31, 2007:

		Payments due by period
Future interest payments relating to:	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(RUR in millions)
Contractual obligations	25	1	4	4	16
Constructive obligations	24	6	18	—	—
Pension Liability	102	3	13	18	68
Lease obligations	184	26	51	38	69
Vendor financing payable	75	75	—	—	—
Loans and borrowings	202	193	9	—	—

Total	612	304	95	60	153

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

Board of Directors

        As of the date of this annual report, the Board of Directors consisted of the following persons:

Name	Year of Birth
Mikhail A. Alexeev	1954
Yevgeny A. Chechelnitsky	1973
Alexander N. Kiselev(1)	1962
Sergey I. Kuznetsov	1953
Yevgeny I. Logovinsky	1972
Nikolai L. Mylnikov	1974
Elena P. Selvich	1968
Konstantin Yu. Solodukhin	1965
Maxim Yu. Tsyganov	1972
Yekaterina O. Vasilyeva	1971
Vladimir B. Zhelonkin	1967

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

        Alexander N. Kiselev has been a member of our Board of Directors and has served as Chairman since June 2005. Since June 2006, Mr. Kiselev has served as the General Director and Chairman of the Management Board of Svyazinvest. From December 2004 to June 2006, he served as Undersecretary of the Ministry of Information Technologies and Communications of the Russian Federation. From 2000 to 2004, he served as Deputy and then as First Deputy Minister of Information Technologies and Communications. Mr. Kiselev also serves as chairman of the board of directors of OJSC CenterTelecom, OJSC North-West Telecom and NPF Telecom-Soyuz, and as a member of the board of directors of OJSC MGTS and OJSC Sibirtelecom. Mr. Kiselev graduated from the Eastern Studies Faculty of St. Petersburg State University.

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

        Nikolai L. Mylnikov has been a member of our Board of Directors since June 2007. Since 2008, he has served as Deputy General Director in charge of legal matters and a Member of the Management Board at CIT Finance Investment Bank (OJSC). From 2003 to 2008, Mr. Mylnikov served as Director of the Legal Department at CIT Finance Investment Bank (OJSC). From 2004 to 2005, he served as General Director at OJSC Magistral Finance Leasing Company. He also serves as a member of the board of directors of OJSC CIT Finance Europe and NPF Promagrofund. Mr. Mylnikov graduated from St. Petersburg State University with a degree in Law.

        Elena P. Selvich has been a member of our Board of Directors since June 2006. Since December 2006, she has served as Executive Director—Director of Economic and Finance Department of Svyazinvest. From September 2005 to December 2006, she served as Director of the Finance Department of Svyazinvest. From 2003 to 2005, she served as Finance Director of CJSC Petersburg Transit Telecom and, from 1999 to 2003, as Deputy General Director for Economics and Finance of CJSC Best Ceramics. She also serves as a member of the board of directors of OJSC CenterTelecom, OJSC Southern Telecom Company and CJSC STARTCOM. Ms. Selvich graduated from St. Petersburg University of Economics and Finance in 1998 with a degree in Economics.

        Konstantin Yu. Solodukhin has been a member of our Board of Directors since June 2008. Since January 2008, he has served as our General Director and Chairman of the Management Board. From 2004 to 2005, Mr. Solodukhin served as First Deputy General Director and, from 2005 to 2008, as General Director of OJSC Multiregional TransitTelecom. From 2002 to 2004, he served as First Deputy General Director of OJSC Central Telegraph. He also serves on the board of directors of CJSC Neva Line, OJSC Multiregional TransitTelecom and Wavecrest Group Enterprises Limited. Mr. Solodukhin graduated from A.F. Mozhaysky Military Engineering University in 1989 where he specialized in radio electronics. In 2001, Mr. Solodukhin received an MBA degree from California State University-Hayward.

        Maxim Yu. Tsyganov has been a member of our Board of Directors since June 2007. Since 2008, he has served as Deputy General Director and since 2007, as a Member of the Management Board at CIT Finance Investment Bank (OJSC). From 2006 to 2007, Mr. Tsyganov served as General Director at LLC CIT Finance and, from 2004 to 2008, as Managing Director at CIT Finance Investment Bank (OJSC). From 2002 to 2006, he served as General Director at CJSC LenRosInvest. He also serves as a member of the board of directors of CIT Finance Investment Bank (OJSC), CIT Fortis Investment Consulting (LLC) and OJSC CenterTelecom. Mr. Tsyganov graduated from St. Petersburg State Economics and Finance Institute in 1994 with a degree in Economics.

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

        Vladimir B. Zhelonkin has been a member of our Board of Directors since June 2008. Since 2006, he has served as Deputy General Director of Svyazinvest. From 2004 to 2006, he served as Managing Director at CJSC International Industrial Bank and, from 2001 to 2004, as General Director at OJSC TV Company Moskovia. He also serves on the board of directors of OJSC Far Eastern Telecommunication Company, OJSC VolgaTelecom, OJSC Southern Telecommunications Company, and OJSC North-West Telecom. Mr. Zhelonkin graduated from the Knowledge Methodology University with a degree in production economics and control.

        All of our directors were elected on June 9, 2008. Their term will expire on the date of our next annual shareholders' meeting, which will take place in June 2009. See "Item 8. Financial Information—B. Significant changes" for additional information.

Management Board

        As of the date of this annual report, our Management Board consisted of the following persons:

Name	Position	Year of Birth
Konstantin Yu. Solodukhin(1)	General Director	1965
Vladimir V. Terekhov	First Deputy General Director	1958
Andrei A. Gaiduk	First Deputy General Director—Finance Director	1973
Yevgeny V. Gerasimov	Deputy General Director—Director of the North-West Branch	1965
Vladimir K. Mironov	Deputy General Director	1956
Andrei Yu. Baklykov	Director of IT Department	1968
Roman A. Frolov	Chief Accountant	1976
Rodion S. Levochka	Director of Products and Marketing Department	1976
Igor Yu. Nikodimov	Deputy General Director—Director of Administrative Department	1959
Olga N. Rumyantseva	Director of Department for Work with Mass Segment and IRCs	1973
Galina V. Rysakova	Director of Organizational Development and Human Resources Department	1967
Dmitry V. Sigalov	Director of Legal Affairs Department	1973

(1)
Chairman of the Management Board. See "—Board of Directors."

        Vladimir V. Terekhov has served as our First Deputy General Director since November 2003. He also serves on the board of directors of CJSC Rustel, CJSC GlobalTel and OJSC RTComm.RU. From April 2002 to November 2003, Mr. Terekhov served as our Deputy General Director—Technical Director. From 1994 through 2002, he worked as an engineer and later occupied executive positions at CJSC PeterStar and CJSC Petersburg Transit Telecom. Mr. Terekhov graduated from the Kiev Higher Military Engineering Communications School with a degree in Radiocommunications.

        Andrei A. Gaiduk has served as our First Deputy General Director—Finance Director since July 2006. From July 2004 to July 2006, he served as our Deputy General Director—Finance Director. Prior to joining us, Mr. Gaiduk held the position of Chairman of the Management Board of the Russian Industrial Bank from September 2002. From 1998 to 2002, he held several executive positions in the banking industry. He also serves as a member of the board of directors of CJSC GlobalTel, OJSC RTComm.RU, OJSC MMTS-9, CJSC MTs NTT, CJSC Zebra Telecom and CJSC Globus Telecom. Mr. Gaiduk graduated from St. Petersburg University of Economics and Finance in 1995 with a degree in Finance.

        Eugeny V. Gerasimov has served as our Deputy General Director—Director of North-West Branch since October 2001. Since 1991, he has held several positions at the North-West Branch, including Engineer, Chief Engineer, Deputy Head of the Production Department and First Deputy Head of Territorial Unit No. 4. Mr. Gerasimov graduated from Professor Bonch-Bruevich Leningrad Electrotechnical Institute of Communications in 1987 with a degree in Radiocommunications and Broadcasting.

        Vladimir K. Mironov has served as our Deputy General Director since March 2002. In 2001 to 2002, he served as the director for working conditions and security at CJSC PeterStar. Mr. Mironov graduated from Leningrad Institute of Railway Engineers in 1978 with a degree in Railway Electrification.

        Andrei Yu. Baklykov has served as Director of our IT Department since August 2005. Previously, he worked as Deputy Director of our IT Department from 2003 to 2005, and as Head of Information Systems Development Department at CJSC Trans TeleCom in 2002. Mr. Baklykov graduated from Kiev Higher School of Radio Engineering with a degree in Radio Aids.

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

        Rodion S. Levochka has served as our Director of Products and Marketing Department since March 2007. From 2006 to 2007, he served as Deputy General Director for Business Development at CJSC Synterra; from 2004 to 2006, he served as Deputy Director for Development at OJSC Telecominvest; from 2001 to 2004, he served as manager for marketing and business development at CJSC TeliaSonera International Carrier Russia. Mr. Levochka graduated from the Moscow Power Engineering Institute (Technical University) in 2000 with a degree in Computing Machinery.

        Igor Yu. Nikodimov has served as our Deputy General Director—Director of Administrative Department since May 2008. From 2002 to 2008, he served as Deputy General Director for Foreign Economic Affairs and Administration at OJSC Megafon and and from 1998 to 2002, as General Director at North-West GSM. Mr. Nikodimov graduated from Leningrad Institute of Textile and Light Industry with a degree in engineering. He also received degrees at Professor Bonch-Bruevich St. Petersburg Electrotechnical Institute of Communications and St. Petersburg University of the Ministry of Internal Affairs.

        Olga N. Rumyantseva has served as our Director of Department for Work with Mass Segment and IRCs since March 2008. From July 2006 to March 2008, she served as our Director of Sales and Customer Service Department. From 2004 to 2006, she served as our Deputy Commercial Director and then Commercial Director. From 2002 to 2004, she worked as Sales Director at Sovintel LLC. She also serves as a member of the board of directors of CJSC Globus Telecom and CJSC MTs NTT. Ms. Rumyantseva graduated from Stankin Moscow State Technology University in 1996 with a degree in Computer-Aided Design Systems.

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

        See "Item 8. Financial Information—B. Significant changes" for additional information.

B.    Compensation

        The members of our Board of Directors and Management Board were paid a total of RUR 191 million by us for all services performed by them during the fiscal year ended December 31, 2007. This amount includes the annual salaries of the members of the Management Board, as well as other compensation paid in accordance with the internal regulations of the Board of Directors and the Management Board. This amount also includes conditional and deferred salaries and compensations accrued for the year 2007, even if such salaries and compensations are payable at a later date.

        We have no service agreements with our directors. Our directors do not receive salaries, bonuses or other payments from us unless they are also Management Board members. However, we pay fees to our directors in accordance with our internal Regulations on the Board of Directors.

        Currently, we do not have a bonus or profit-sharing plan with respect to members of our Board of Directors or the Management Board, nor do we have an employee stock option program. In 2007, we accrued RUR 122.5 thousand in pension liabilities payable to the members of the Management Board under our non-governmental pension plans. See "Item 6. Directors, Senior Management and Employees—D. Employees" for additional information on remuneration and pension benefits provided by us.

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

        Pursuant to our charter, meetings of the Board of Directors must be held at least quarterly. During 2007, our Board of Directors held 24 meetings (including through in-person meetings and absentee voting).

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

        The meetings of the Management Board may be held as often as necessary but not less frequently than once a month. During 2007, the Management Board held 32 meetings.

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

Board Committees

  Audit Committee

        The Audit Committee of the Board of Directors was established in December 2004 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of three independent directors, Mikhail A. Alexeev, Yevgeny I. Logovinsky (Audit Committee financial expert) and Yekaterina O. Vasilyeva, and one non-independent, non-executive director, Elena P. Selvich, who has "observer" status without the power to vote on Audit Committee decisions.

        The goals and objectives of the Audit Committee, as set forth in its charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

  •
  the qualifications and independence of our independent auditor;

  •
  the performance of our internal audit function and the independent auditor;

  •
  the quality and integrity of our financial statements; and

  •
  our compliance with legal and regulatory requirements.

  Nomination and Remuneration Committee

        The Nomination and Remuneration Committee of the Board of Directors was established in September 2003 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of three independent directors: Mikhail A. Alexeev, Yevgeny I. Logovinsky, and Nikolai L. Mylnikov.

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

  Strategic Planning Committee

        The Strategic Planning Committee of the Board of Directors was established in September 2003 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of seven members: Yevgeny A. Chechelnitsky, Sergey I. Kuznetsov, Elena P. Selvich, Konstantin Yu. Solodukhin, Maxim Yu. Tsyganov, Yekaterina O. Vasilyeva and Vladimir B. Zhelonkin.

        The goals and objectives of the Strategic Planning Committee, as set forth in its charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

  •
  preliminary consideration of and preparation of recommendations for the drawing up of our strategic development plan;

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

  Corporate Governance Committee

        The Corporate Governance Committee was established in March 2008 by a decision of the Board of Directors, and functions pursuant to a charter approved by the Board. The committee is comprised of three Board members and two members of our management, including Nikolai L. Mylnikov (Chairman), Oksana V. Petrova, Head of Division of Corporate Governance and Legal Department of

OJSC Svyazinvest, Elena P. Selvich, Maxim Yu. Tsyganov and Valentina F. Veremyanina, Deputy Director of Corporate Governance and Legal Department.

        The goals and objectives of the Corporate Governance Committee, as set forth in its charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

  •
  consideration of issues related to compliance with applicable laws of the Russian Federation and the United States of America;

  •
  ensuring compliance with our Corporate Governance Code;

  •
  review amendments to our charter and by-laws and make recommendations to the Board of Directors with respect to such matters;

  •
  review best corporate governance practice with respect to the procedures of convocation, preparation and holding of the general shareholders' meetings and make recommendations to the Board of Directors relating to such matters; and

  •
  consideration and resolution of conflicts of interests, as well as issues associated with our social responsibility, including and our charitable activities.

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

  Internal Control Committee

        The main purpose of the Internal Control Committee is to design, implement and maintain effective internal controls, as well as risk management procedures. The main functions of the Committee include ensuring effective control and an effective risk management environment, further enhancement of risk management and control procedures, as well as ensuring effective management control over financial reporting.

Audit Commission

        The Audit Commission verifies the accuracy of our financial reporting under Russian law, generally supervises our financial activity and performs certain internal control functions. Pursuant to our charter, the Audit Commission is elected by the annual shareholders' meeting (or, as applicable, an extraordinary shareholders' meeting) for a term expiring on the date of the next annual shareholders' meeting. Any shareholder or any other person nominated by shareholders may be a member of the Audit Commission provided that a member of the Audit Commission may not simultaneously be the General Director, a member of the Board of Directors, a member of the Management Board or a member of the Liquidation Commission. The Audit Commission elects its Chairman and Secretary. For the year ended December 31, 2007, we paid members of our Audit Commission a total of RUR 6 million.

        Our current Audit Commission was elected on June 16, 2007, and is comprised of the following members: Ludmila A. Arzhannikova, Mikhail V. Batmanov, Natalia Yu. Belyakova, Svetlana N. Bocharova and Olga G. Koroleva.

        Ludmila A. Arzhannikova.    Ms. Arzhannikova has served as an Audit Commission member since June 9, 2008. Since 2008, she served as Deputy Head of Division of Strategic Development Department of Svyazinvest. Ms. Belyakova graduated from the Moscow Electrotechnical University for Telecommunications with qualifications of a telecommunications engineer.

        Mikhail V. Batmanov.    Mr. Batmanov has served as an Audit Commission member since June 9, 2008. Since 2006, he has served as Head of Division of Corporate Governance and Legal Department of Svyazinvest. Mr. Batmanov graduated from Tver State University with a degree in Law.

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

        Svetlana N. Bocharova.    Ms. Bocharova has served as an Audit Commission member since June 9, 2008. Since 2003, she has served as Head of Division of the Accounting, Tax and Statistics Department of Svyazinvest. Ms. Bocharova graduated from the Moscow State University with a degree in Law.

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

Corporate Governance Developments

        We have undertaken to enhance our corporate governance standards by creating a number of committees under the control of our Board of Directors and our Management Board and preparing a Corporate Governance Code, a Code of Ethics, a Dividend Policy, an Insider Trading Policy and an Information Disclosure Policy, each of which has been approved by our Board of Directors. All of these documents are available in English on our corporate website (http://www.rt.ru/en/centr-invest/corporate/corp_doc/).

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

        See "Item 16.B. Code of Ethics" for a description of our Code of Ethics."

        We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our corporate website (http://www.rt.ru/en/centr-invest/corporate/corp_doc/).

D.    Employees

        As of December 31, 2007, we employed 22,534 full-time employees (compared to 25,285 in 2004, 23,634 in 2005 and 23,233 in 2006).

        As of December 31, 2007, we employed 15,380 specialists with a higher and secondary education. Of our total employees, 37.6% were aged below 40, 27.5% were aged 40 to 50 and 35.5% were aged over 50. The average monthly salary in 2007 was RUR 23,337, a 27.8% increase as compared to the average monthly salary in 2006.

        As of December 31, 2007, the breakdown of employees according to our branches (or geographic location) was as follows:

Branch	Employees as of December 31, 2007
Central Branch (including Moscow branches)	9,367
North-West Branch	2,322
Volga Branch	2,346
Southern Branch	1,637
Ural Branch	1,621
Siberian Branch	2,843
Far East Branch	2,398

        As of the date of this annual report, we had no overdue wage payments to our employees and our management believes that we are in compliance with all applicable labor laws. We have not experienced any significant work stoppages since our formation and our management believes that we have good relations with our employees.

        In 2007, approximately 6,789 of our employees were trained at foreign schools operated by manufacturers, at our educational centers or through training courses and seminars conducted by various colleges and universities in Russia, or through online courses. Thousands of our employees participated in internal educational programs conducted by outside instructors and received training from our employees who attended educational programs outside of Rostelecom. In addition, we launched a new project called "Corporate University" to teach our employees, who work directly with our customers, sales and service skills. Three managers at our regional branches completed Master of Business Administration programs at the Moscow Technical University of Communications and Information Technologies, and a number of our top managers participated in a training program provided by Krauthammer.

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

        Prior to January 1, 1997, we did not have pension liabilities other than those payable under Russian law to the Russian government to provide funds for pension plans administered by the state. On January 1, 1997, we adopted an additional non-state pension program for our employees, and, as described below, we currently have three non-state employee pension programs in effect. The programs are administered pursuant to an agreement with NPF Telecom-Soyuz (the assignee of Rostelecom-Garantiya, which serviced this program before 2003), a non-governmental pension fund. As of December 31, 2007, approximately 8,400 of our former employees received non-state pensions, and approximately 7,800 of our current employees participate in the non-governmental pension funds.

        The first plan is a joint participation program that involves a fixed amount of contributions by us and a participating employee. Pension payments by us amount to RUR 100 per month for each participating employee provided that such employee's monthly contribution is at least RUR 100. The pension is then disbursed to the participating employee upon his/her retirement, though an employee has the right to withdraw from the plan earlier and receive only the funds contributed by him/her. The right to participate in the program is available to full-time employees. As of December 31, 2007, 7,800 of our employees participated in this program.

        The other two programs involve pension benefits to our employees which are accounted for as defined benefit plans, including:

  •
  a base pension program: the current amount of the base pension is RUR 1,000 per month.

  •
  pensions to our managing employees: the amount of the pension under this program varies, depending on the manager's position, from RUR 2,800 to RUR 30,000 per month.

        For additional information, see Note 23 to our consolidated financial statements.

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

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The only voting securities presently outstanding are our ordinary shares with a nominal value of RUR 0.0025 per share. The following table sets forth, as of June 1, 2008, information with respect to the ownership of the outstanding ordinary shares by each person or entity that owns 5% or more of our ordinary shares.

Person or Group	Number of Ordinary Shares Owned	%
Svyazinvest	369,224,907	50.67
National Depositary Center, a non-commercial partnership, as a nominee holder	251,087,443	34.46
ING Bank (Eurasia)/ING DEPOSITARY ING Barings, as a nominee holder	56,198,199	7.71
Depository Clearing Company, a closed joint stock company, as a nominee holder	38,919,001	5.34
Other holders in total	13,266,770	1.82

        Our ADSs, each representing six ordinary shares, are publicly traded on the New York Stock Exchange under the symbol "ROS." Each ADS is evidenced by an ADR. JPMorgan Chase Bank, N.A. serves as the depositary for the sponsored ADR program, with ING Bank (Eurasia) serving as the custodian. As of June 1, 2008, 8,607,278 ADSs were outstanding, representing 7.09% of our outstanding ordinary shares.

        As of the date of this annual report, we had a total of 728,696,320 ordinary shares issued and outstanding. As of June 1, 2008, the register of shareholders included 14 shareholders registered in the United States. They held 196,228 of our ordinary shares 0.0003% of all ordinary shares) and 5,800 preferred shares (0.00002% of all our preferred shares). Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial U.S. holders nor of the place of residence of such beneficial holders. Svyazinvest is our biggest shareholder, holding 50.67% of our ordinary shares. The Russian government owns a controlling stake of 75% minus one share of Svyazinvest.

        The Russian government has exercised, and is likely to continue to exercise, significant influence over our operation, and the increased involvement of the government in our management and operations remains a possibility. Prior to April 1997, the Russian government directly owned 38% of our charter capital (i.e., ordinary and preferred shares), representing 50.67% of our voting shares. On July 27, 1997, the government transferred its ownership interest in us to Svyazinvest, the holding company established by the Ministry of Communications of the Russian Federation to consolidate the government's majority interests in various telecommunications companies throughout Russia. On the same date, the Russian government also sold 25% plus one share of Svyazinvest at auction for approximately $1.87 billion to private investors. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Control of the Company by Svyazinvest and the Government of the Russian Federation" for a description of certain risks relating to our ownership structure and the potential change in control that would occur upon the government's sale of its stake in Svyazinvest.

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

        We engage in various related party transactions, including with other companies controlled by Svyazinvest, such as the Interconnection Agreements, Service Provision Agreements and Agency Agreements descried in "Item 10. Additional Information—C. Material Contracts—Agreements regarding the new system of interaction between Russian operators and subscribers." We also provide services and engage in other transactions with governmental entities or entities controlled by the government, as well with certain of our investees. For more information about related party transactions please refer to Note 27 to our consolidated financial statements.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

        For information with regard to financial statements, please see "Item 18. Financial Statements" and our consolidated financial statements included elsewhere in this annual report.

A.    Consolidated Statements and Other Financial Information

8.A.1-3.    See Item 18

8.A.4-6.    Not Applicable

8.A.7    Legal Proceedings

        We are currently involved in various legal proceedings. We do not anticipate that the outcome of any of these legal proceedings will have a material impact on our financial condition or results of operations. Other than as described below, we do not believe that any of these legal proceedings have arisen other than in the ordinary course of our business.

  •
  On June 16, 2006, we filed an application to the Arbitrazh Court of the city of Moscow to declare invalid a tax assessment by the tax authorities for additional taxes and fines in the amount of RUR 3.5 million payable by us ("Rostelecom vs. Russian Federal Tax Service"). On March 4, 2007, the court ruled in our favor, decreasing the tax assessment to RUR 1.3 million. The tax authorities appealed this decision, and on September 24, 2007, the appellate court reduced the tax assessment by RUR 1.1 million to RUR 0.13 million. On Aptril 28, 2008, the Federal Arbitrazh Court of Moscow district rejected this appeal and affirmed the previous court decision.

  •
  In July 2006, Loral brought an action at the London Court of International Arbitration, or LCIA, against our consolidated subsidiary GlobalTel claiming immediate repayment of loan in amount of RUR 225 million. In March 2007, LCIA ruled in favor of Loral. However, in October 2007, the Arbitration Court of the city of Moscow dismissed Loral's claim to enforce the decision of the LCIA. For additional information, see "Item 13. Defaults, Dividend Arrearages and Delinquencies—A. Defaults."

  •
  On August 25, 2006, the tax authorities filed a claim with the Arbitrazh Court of the city of Moscow against us seeking penalties in the amount of RUR 433 million in connection with the preceding court case (Rostelecom vs. Russian Federal Tax Service). At a preliminary court hearing, the proceedings were suspended at the request of both parties pending the court decision on re-opening of the case.

  •
  On September 7, 2006, we filed an application to the Arbitrazh Court of the city of Moscow to declare invalid the letter dated July 31, 2006 we received from the tax authorities stating their refusal to reimburse overpaid taxes, and to compel the tax authorities to reimburse overpaid amounts totaling RUR 399 million. Under the decision of the Arbitrazh Court of the city of Moscow dated December 27, 2006, the proceedings were suspended pending the court decision in respect of "Rostelecom vs. Russian Federal Tax Service." The court hearing was scheduled for July 8, 2008.

  •
  On July 25, 2007, OJSC MGTS filed a claim with the Arbitrazh Court of the city of Moscow against us seeking payment in the amount of RUR 113 million in connection with our alleged unjust enrichment related to call origination services provided to us by MGTS from January to June 2006 without entering into an agreement. On November 20, 2007, MGTS reduced the claim amount to RUR 95 million. On November 23, 2007, the Arbitrazh Court of the city of Moscow ruled in favor of MGTS. We appealed this ruling to the Ninth Arbitrazh Appellate Court. On April 15, 2008, the appellate court invalidated the lower court's ruling. On June 18, 2008, MGTS appealed this decision to the Federal Arbitrazh Court of Moscow district. A court hearing on this appeal is scheduled for July 17, 2008.

  •
  On August 3, 2007, we filed an application to the Arbitrazh Court of the city of Moscow to (a) invalidate a set-off made by the tax authorities of overpaid property tax against a claimed tax deficiency in the amount of RUR 19 million and (b) to require the tax authorities to set off this overpaid property tax against our current profit tax liability in the amount of RUR 82.3 million. On December 26, 2007, the Arbitrazh Court of the city of Moscow satisfied our claim in full.

  •
  On November 1, 2007, we filed a claim against OJSC First Channel seeking payment of a principal debt in the amount of RUR 26 million and a fine in the amount of RUR 2 million (totaling RUR 28 million) for telecommunications services provided by us from May to June 2007. On January 17, 2008, the court partially satisfied our claim and awarded us RUR 27 million, including a principal debt in the amount of RUR 26 million and a fine in the amount of RUR 0.8 million.

  •
  On November 11, 2007, we filed an application to the Arbitrazh Court of the city of Moscow to (a) invalidate a set-off by the tax authorities of overpaid property tax against a claimed tax deficiency in the amount of RUR 19 million, and (b) to reimburse overpaid taxes in the amount of RUR 63 million and RUR 22 million and the corresponding penalties in the amount of RUR 0.8 million. On January 15, 2008, the Arbitrazh Court of the city of Moscow suspended the proceedings pending a court decision in connection with a different claim filed by us on August 3, 2007, which is described above.

        As of the date of this annual report, there have been no court proceedings involving a member of our Board of Directors or a member of the Management Board, or any of our affiliates acting as an opposing party to us or our subsidiaries.

8.A.8    Policy on Dividend Distribution

        The Joint Stock Companies Law provides that dividends on ordinary shares may be paid on a quarterly basis. Our charter provides that dividends may be paid on an annual basis (although the relevant provisions of the Joint Stock Companies Law prevail). Annual dividends are proposed by our Board of Directors, based on our year-end statutory accounting reports prepared in accordance with RAS, and are approved by the annual shareholders' meeting, which is usually convened by the Board of Directors during the second quarter of each year. The right to receive dividends is attributable only to shareholders included in the register of shareholders as of the record date, which was April 22, 2008, for dividends in respect of 2007.

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

        Our Dividend Policy is available in English on our corporate website at http://www.rt.ru/en/centr- invest/shar-services/dividends/. See also "Item 10. Additional Information—B. Description of Charter Capital and Certain Requirements of Russian Legislation" for a further description of our ordinary and preferred shares and the payment of dividends thereon.

B.    Significant Changes

        The following significant changes have occurred relating to our investments in subsidiaries and associates since December 31, 2007, as well as to our share registrar and management team:

  Acquisition

        In March 2007, we acquired through Westelcom, our 100% subsidiary, a 25.99% stake in OJSC InfoTeX Taganrog Telecom from LLC InfoTeX Telecom for a total cash payment of approximately RUR 24 million. As a result, we currently own indirectly a 99.99% stake in OJSC InfoTeX Taganrog Telecom.

  Divestitures

        In February 2008, we sold our 10.97% interest in Golden Telecom to Lillian Acquisition, Inc., a subsidiary of Vipmelcom, for a total cash consideration of approximately $463.8 million.

  Changes in Board Composition

        As of December 31, 2007, our Board of Directors comprised:

  1.
  Mikhail A. Alexeev;

  2.
  Yevgeny A. Chechelnitsky, Deputy Head of the Federal Communications Control Service;

  3.
  Valery V. Degtyarev, General Director of Professional Telecommunications;

  4.
  Anatoly A. Gavrilenko, General Director of Asset Management Company Leader;

  5.
  Alexander N. Kiselev, General Director of Svyazinvest, Chairman of the Board of Directors;

  6.
  Sergei I. Kuznetsov;

  7.
  Yevgeny I. Logovinsky, Deputy Chairman of the Management Board of SOGAZ Insurance Group ;

  8.
  Nikolai L. Mylnikov, Director of Legal Department of CIT Finance Investment Bank;

  9.
  Elena P. Selvich, Director of Finance Department of Svyazinvest;

  10.
  Maxim Yu. Tsyganov, Moscow office Managing Director of CIT Finance Investment Bank;

  11.
  Yekaterina O. Vasilyeva, Director of Corporate Finance Department of CIT Finance Investment Bank.

        On June 9, 2008, Valery V. Degtyarev and Anatoly A. Gavrilenko ceased to be members of our Board of Directors, and the following individuals were elected to our Board of Directors:

  1.
  Konstantin Yu. Solodukhin, General Director of Rostelecom; and

  2.
  Vladimir B. Zhelonkin, Deputy General Director of Svyazinvest.

  Changes to Management

        As of December 31, 2007, our Management Board comprised:

  1.
  Sergei L. Akopov, Director of Administrative Department of Rostelecom;

  2.
  Andrei Yu. Baklykov, Director of IT Department of Rostelecom;

  3.
  Roman A. Frolov, Chief Accountant of Rostelecom;

  4.
  Andrei A. Gaiduk, First Deputy General Director—Finance Director of Rostelecom;

  5.
  Yevgeny V. Gerasimov, Deputy General Director—Director of North-Western Branch of Rostelecom;

  6.
  Dmitry M. Gurevich, Director of Project Management Department of Rostelecom;

  7.
  Rodion S. Levochka, Director of Products and Marketing Department of Rostelecom;

  8.
  Vladimir K. Mironov, Deputy General Director of Rostelecom;

  9.
  Galina V. Rysakova, Director of Department of Organizational Development and Human Resources of Rostelecom;

  10.
  Olga N. Rumyantseva, Director of Sales and Customer Service Department of Rostelecom;

  11.
  Dmitry V. Sigalov, Director of Legal Affairs Department of Rostelecom; and

  12.
  Vladimir V. Terekhov, First Deputy General Director of Rostelecom.

        On January 14, 2008, Konstantin Yu. Solodukhin became our General Director and Chairman of the Management Board.

        On March 21, 2008, Dmitry M. Gurevich ceased to be a member of our Management Board.

        On May 22, 2008, Sergei L. Akopov ceased to be a member of our Management Board and Igor Yu. Nikodimov became a member of our Management Board.

  Changes in Auditors

        On June 9, 2008, our Annual General Shareholders' Meeting approved ZAO KPMG as our auditor for the year ending December 31, 2008.

Item 9.    The Offer and Listing

A.    Listing Details

        The table below shows the high and low prices and the daily average trading volumes in U.S. dollars of our ordinary shares on the RTS for the periods set forth.

	Period	Highest price	Lowest price	Average volume
2003	Annual	2.25	1.12	735,135
2004	Annual	2.66	1.66	671,606
2005	Annual	3.28	1.70	1,002,105
2006	Annual	7.68	2.25	693,068
2007	Annual	12.20	7.15	375,180
2006	Quarter 1 Quarter 2 Quarter 3 Quarter 4	3.78 4.75 5.15 7.68	2.25 2.93 4.58 4.90	1,492,083 676,045 165,573 533,675
2007	Quarter 1 Quarter 2 Quarter 3 Quarter 4 December	8.80 9.90 10.52 12.20 12.20	7.15 8.45 9.24 9.60 10.73	378,773 322,624 256,249 543,681 295,731
2008	Quarter 1 January February March April May June (through June 24, 2008)	12.40 12.40 11.75 12.20 12.44 11.75 12.40	10.40 10.40 11.00 11.10 10.10 11.25 11.10	310,368 508,208 207,650 244,922 259,343 134,506 140,683

        The table below shows the high and low prices and the daily average trading volumes in U.S. dollars of our ordinary shares on the MICEX for the periods set forth.

	Period	Highest price	Lowest price	Average volume
2003	Annual	2.25	1.11	11,930,976
2004	Annual	2.67	1.65	17,495,025
2005	Annual	2.67	1.69	24,713,254
2006	Annual	7.80	2.22	34,481,511
2007	Annual	12.25	7.01	17,978,091
2006	Quarter 1 Quarter 2 Quarter 3 Quarter 4	3.85 4.85 5.25 7.80	2.22 2.89 4.33 4.73	67,869,061 43,246,573 14,535,709 16,512,026
2007	Quarter 1 Quarter 2 Quarter 3 Quarter 4 December	8.85 10.06 10.55 12.25 12.25	7.01 8.34 9.22 9.38 10.65	15,566,262 15,799,665 21,011,441 19,155,728 21,328,584
2008	Quarter 1 January February March April May June (through June 24, 2008)	12.49 12.49 11.81 12.28 12.49 12.10 12.49	10.15 10.15 10.76 11.09 10.74 11.28 11.07	20,843,371 21,993,713 19,851,970 20,856,982 24,712,225 26,295,305 26,102,389

        The table below shows the high and low prices and the daily average trading volumes in U.S. dollars of our ADSs on the New York Stock Exchange for the periods set forth.

	Period	Highest price	Lowest price	Average volume
2003	Annual	13.20	6.59	618,650
2004	Annual	15.92	9.96	1,204,358
2005	Annual	16.16	10.10	1,362,634
2006	Annual	46.45	13.37	2,800,105
2007	Annual	72.75	42.55	4,129,817
2006	Quarter 1 Quarter 2 Quarter 3 Quarter 4	22.70 29.24 31.92 46.45	13.37 17.52 27.42 29.20	2,705,860 3,309,245 2,203,481 2,981,834
2007	Quarter 1 Quarter 2 Quarter 3 Quarter 4 December	53.40 59.99 63.52 72.75 72.75	42.55 50.16 55.50 55.84 63.98	4,734,292 2,961,306 3,274,383 5,527,782 7,184,192
2008	Quarter 1 January February March April May June (through June 24, 2008)	74.08 74.08 70.29 73.37 74.99 70.98 73.34	63.52 63.52 65.25 67.01 68.80 66.00 64.82	7,312,031 7,979,343 6,549,177 7,344,021 5,891,002 4,753,469 10,333,627

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

  •
  reorganization;

  •
  conclusion of a major transaction, as defined under Russian law; and

  •
  amendment of our charter that restricts the holder's rights;

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

Dividends

        The Joint Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Dividends are recommended to a shareholders' meeting by the Board of Directors, and approved by the shareholders' meeting by a majority vote. A decision on annual dividends must be taken at the annual general shareholders' meeting. Our charter does not allow for the payment of quarterly dividends. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the Board of Directors. Dividends are distributed to holders of our shares as of the record date for the shareholders' meeting approving the dividends. See "—General Shareholders' Meeting—Notice and Participation" below. Dividends payable on preferred shares are fixed by the charter in the amount of 10% of our net profits, calculated in accordance with RAS, divided by the total number of preferred shares. Furthermore, in the event the amount of dividends paid per common share exceeds dividends payable per preferred share, our shareholders should increase the amount of dividends per preferred share up to the amount of dividends per common share. Dividends are not paid on treasury shares. Dividends are paid no later than October 31 of the financial year when the annual shareholders' meeting approved them. Moreover, dividends on preferred shares are payable within 60 days of such annual shareholders' meeting.

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

        Voting at a shareholders' meeting is generally based on the principle of one vote per common share, with the exception of the election of the Board of Directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders' meeting. However, Russian law and our charter require a three-quarters majority vote of the voting shares present at a shareholders' meeting to approve, among other things, the following:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  major transactions involving assets in excess of 50% of the balance sheet value of our assets;

  •
  determination of the number, nominal value and type of authorized shares and the rights granted by such shares;

  •
  decrease of the charter capital through the reduction in the nominal value of our shares;

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

        The Service Provision Agreements we entered into with IRCs are essentially agency agreements, under which the agent, for a fee, performs a number of functions associated with providing DLD and ILD services to end users. Relations of the parties under the Service Provision Agreements are subject to the Russian Civil Code, as well as regulations regarding the quality and procedures for providing DLD/ILD services to end users.

        Pursuant to the Service Provision Agreements, an IRC undertakes, for a fee, to perform the following services on our behalf: (i) collecting payments from subscribers; (ii) handling claims by users; (iii) handling information requests from end users; (iv) accepting and handling orders through the order-based and direct service system; (v) processing billing for communications services; (vi) preparing, printing, storing and delivering bills and payment documents to users; (vii) inform end users of our business name, as the operator providing DLD and ILD services; (viii) keep records of communications services provided to end users; and (ix) record payments and amounts owed for services rendered. In addition, under the Service Provision Agreements, IRCs provide us with reports in accordance with the format required by us.

        Under these Service Provision Agreements, we are required to establish and notify the IRC and end users of communications services tariffs, pay for services rendered under the agreements and issue powers of attorney to the IRC's representatives authorizing them to perform legal and other actions.

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

        The full texts of SPAs entered into with IRCs are included as exhibits to this annual report.

  Agency Agreements with IRCs

        We entered into individual Agency Agreements with the IRCs, pursuant to which the IRC undertakes, on our behalf and at our expense, to enter into written agreements for the provision of long-distance services with corporate users and Service Provision Agreements with operators interconnected to the IRC's network.

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

Repatriation of Export Proceeds

        Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing).

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

E.    Taxation

        The following discussion describes the material United States federal and Russian income and withholding tax consequences to you if you are a U.S. holder of ordinary shares or ADSs that is a "United States person," as the term is defined in the United States Revenue Code of 1986, as amended (the "Code") and a resident of the United States for purposes of the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the "United States—Russia income tax treaty") and are fully eligible for benefits under the United States-Russia income tax treaty. Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes that is entitled to treaty benefits if you are:

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

        We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company for the taxable year ending in 2007, we will not be a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future. However, passive foreign investment company determinations are made annually and may involve facts that are not within our control. If we were to be a passive foreign investment company, materially adverse United States federal income tax consequences could apply to an investor who is a "United States person" as defined in the Code.

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

Russian Income and Withholding Tax Considerations

        The Russian tax law does not contain any specific provisions establishing principles of withholding income tax in relation to ADSs. Recently, the Russian Ministry of Finance of the Russian Federation issued a number of clarification letters where it stated that ADS holders should be treated as the beneficial owners dividends payable on of the underlying shares for the purposes of application of the relevant double tax treaty provisions. However, opinions expressed in these letters do not bind the Russian tax authorities and/or the courts. Furthermore, there is no certainty as to how the Russian tax authorities and/or courts will ultimately treat ADSs arrangements. In addition, local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law. Both the substantive provisions of the Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

        Generally, U.S. holders should be eligible for double tax treaty benefits to the extent the Russian treaty clearance procedures are performed. In this connection, a custodian should provide the issuer with the information on ADS holders prior to the dividends payment date. Pursuant to the private clarifications of the Ministry of Finance of the Russian Federation, such information, should, inter alia, include:

  •
  information on actual ADS holders;

  •
  information on the quantity of the deposited shares attributable to each particular ADS holder; and

  •
  information on the amount of dividends payable to each ADS holder.

        On an annual basis, a custodian should also provide the issuer with certificates confirming tax residency of ADS holders.

        It is currently unclear whether custodians will be willing or able to provide tax residency certificates for ADS holders or implement any procedures for holders to utilize benefits provided for by the applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia double tax treaty, in practice, it may be difficult, time consuming or impossible to obtain such treaty relief.

        In the event that the Russian tax authorities do not treat U.S. holders as beneficial owners of the underlying shares, the benefits under of the United States-Russia double tax treaty would not be available to U.S. holders.

  Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company's outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities, owning less than 10% of the company's outstanding shares. See "—United States-Russia Income Tax Treaty Clearance Procedures."

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

  Taxation of Capital Gains

        Generally, the sale, exchange or other disposal of ADSs or the underlying shares by U.S. holders should not result in any Russian income or withholding taxes to the extent a counterparty is not a Russian resident. In this context, "Russian residents" and "Russian buyers" are deemed to be either Russian legal entities or Russian permanent establishments of foreign legal entities located in Russia.

        However, sales or other disposal of ADSs or the underlying shares to a Russian resident may be subject to Russian income or withholding taxes at a rate of 20-30% to be withheld at source by a Russian counterparty. The tax should be calculated either on the basis of capital gains realized upon the sale or the total amount of income received depending on whether the documentation supporting the costs incurred upon acquisition is available and status of a U.S. holder (an individual or a legal entity). There are not, however, any mechanisms of withholding tax calculation and application established for a Russian resident with respect to purchase of ADSs via the New York Stock Exchange or any other foreign exchanges.

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

  United States-Russia Income Tax Treaty Clearance Procedures

        Pursuant to the Russian Tax Code, in order to benefit under the applicable double tax treaty, a U.S. holder or a custodian acting on behalf of a U.S. holder should provide to the issuer the confirmation issued by the U.S. tax authorities, which would evidence its tax residency in the United States of America prior to the dividends payment date. The RussianTax Code does not provide for any further guidance on the format of documents confirming tax residency in a foreign state. The Russian tax authorities provided some additional guidance on this matter, pursuant to which such residency certificates can be issued in the form established under the U.S. law. It is further stated that a tax residency certificate should expressly refer to the period (calendar year) which should correspond to the period for which income is paid to a foreign legal entity.

        The certificate must be signed and sealed (stamped) by the competent authority as required in the double tax treaty (or by an agency authorised by the competent authority). The above-mentioned documents must be legalised or bear an Apostille. It is possible to present to a Russian counterparty a notarised copy of the tax residency certificate instead of the original.

        A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder's name, taxpayer identification number, tax return form number and the tax period for which certification is required, and other applicable information, to the United States Internal Revenue Service. The procedures for obtaining a certification are described in greater detail in the instructions to Internal Revenue Service Form 8802. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

        If tax is withheld by a Russian resident on dividends or other amounts at a rate that is different from the rate provided in the tax treaty, a U.S. holder may apply for a tax refund by filing the required documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the end of the year in which the withholding occurred for individual U.S. holders. The package should include the appropriate form (1011DT (2002) for non-dividend income and 1012DT (2002) for dividend income), certificate of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the Russian revenue. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

        Neither we nor the depositary have or will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

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

        Information regarding us is also available on our website at http://www.rt.ru/en. Information included on our website does not form part of this annual report.

I.     Subsidiary Information

        Not applicable.

Item 11.    Qualitative and Quantitative Disclosures About Market Risk

        Our significant market risk exposures are interest rate risk and exchange rate risk. Interest rate risk mainly relates to floating rate debt denominated primarily in U.S. dollars and euros. As of December 31, 2007, approximately 82% of our interest bearing loans carried floating interest rates, as compared to approximately 86% as of December 31, 2006. Exchange rate risk relates to our foreign currency indebtedness and, to a lesser extent, our foreign currency denominated cash, receivables and payables and foreign currency denominated revenues and costs. As of December 31, 2007, approximately 89% of our total borrowings were denominated in foreign currencies compared to 94% as of December 31, 2006.

        We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options or forward rate agreements, to hedge these market risks.

        Our consolidated financial statements are presented in Russian rubles. For the year ended December 31, 2007, approximately 10%, as compared to approximately 8% for the year ended December 31, 2006, of our revenues were denominated in currencies other than the Russian ruble, principally in U.S. dollars and Special Drawing Rights ("SDR"), which is valued on the basis of a basket of key international currencies and serves as a settlement unit between us and a number of foreign telecommunications operators. For the year ended December 31, 2007, approximately 15% of our costs (excluding depreciation, impairment and bad debt expense) are denominated in currencies other than the Russian ruble, principally SDR and U.S. dollars, as compared to approximately 14% for the year ended December 31, 2006. We receive foreign currency revenues from incoming ILD calls and incur foreign currency expenses for outgoing ILD calls. In 2007, we were a net payer of foreign currency because the volume of outgoing ILD traffic exceeded the volume of incoming ILD traffic and we paid more foreign currency to foreign operators than we received. The net balance denominated in foreign currencies (principally in SDR and U.S. dollars) payable by us to foreign operators was RUR 191 million as of December 31, 2007, as compared to RUR 1,020 million as of December 31, 2006. To the extent that we are not naturally hedged against changes in exchange rates, we are exposed to foreign exchange gains and losses. We are not engaged in any active hedging of the foreign exchange risk arising out of our operating activities.

Interest Rate Sensitivity

        As of December 31, 2007, we had outstanding borrowings of RUR 2,784 million, of which approximately RUR 2,291 million bore interest at floating rates, as compared to outstanding borrowings as of December 31, 2006 of RUR 3,478 million, of which approximately RUR 3,013 million bore interest at floating rates. The interest rate on our floating rate debt is determined principally by reference to London Inter Bank Offered Rate (LIBOR) and European Inter Bank Offered Rate (EURIBOR).

        In connection with the $100 million loan from Vnesheconombank and CSFB, we entered into interest rate swap agreement with CSFB on June 28, 2006. In accordance with this agreement, each June 28 and December 28, commencing on December 28, 2006 and ending on December 28, 2012, we undertake an obligation to CSFB in the amount of 8.55% of the outstanding Vnesheconombank loan balance and CSFB undertakes an obligation to us in the amount of LIBOR plus 3.25% of the outstanding Vnesheconombank loan balance. We did not designate the above interest rate swap derivative as a hedging instrument. Therefore, this financial instrument was classified as financial liability at the fair value of RUR 73 million. The net loss of RUR 58 million relating to the change in the fair value of the interest rate swap contract was included in non-operating income in our consolidated income statement for the year ended December 31, 2007. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" and Note 18 to our consolidated financial statements for additional information.

        For the year ended December 31, 2007, the additional net future financing expense that would have resulted from a hypothetical, instantaneous and unfavorable change of 1000 basis points in the interest rate applicable to these loans is approximately RUR 51 million, as compared to approximately RUR 83 million for the year ended December 31, 2006. The above sensitivity analysis is based on the assumption of an unfavorable 1000 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each category.

Exchange Rate Sensitivity

        We have exchange rate exposure primarily with respect to indebtedness denominated in currencies other than the ruble. As of December 31, 2007, RUR 2,474 million of our interest bearing loans, as compared to RUR 3,283 million as of December 31, 2006, are denominated in foreign currencies, including RUR 2,397 million in U.S. dollars and RUR 77 million in euros. The additional future interest expense that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately RUR 52 million. For the year ended December 31, 2007, such a change would also have resulted in an estimated foreign exchange loss of approximately RUR 372 million as compared to RUR 453 million for the year ended December 31, 2006. This sensitivity analysis assumes an unfavorable 10% fluctuation in the exchange rates affecting the foreign currencies in which the indebtedness is denominated. Between January 1, 2007 and December 31, 2007, the Russian ruble has increased by approximately 7.27% as compared to the U.S. dollar and decreased by approximately 3.44% as compared to the euro.

Item 12.    Description of Securities Other Than Equity Securities

  None

Item 13.    Defaults, Dividend Arrearages and Delinquencies

A.    Defaults

        Due to insufficiency of cash flow generated by GlobalTel from its operating activities to cover both its operating expenses and refinancing its indebtedness in full, GlobalTel was in default of payments to Loral and GlobalStar L.P. as of December 31, 2007 in the amount of RUR 225 million. The loan from Loral does not provide for any collateral. A penalty in the amount of RUR 55 million is included in the outstanding balance. As of the date of this annual report, GlobalTel has not obtained waivers from Loral on the loan. In July 2006, Loral brought an action against GlobalTel claiming immediate repayment of RUR 225 million. In March 2007, the London Court of International Arbitration, or LCIA, ruled in favor of Loral. However, in October 2007, the Arbitration Court of the city of Moscow dismissed Loral's claim to enforce the decision of the LCIA.

        GlobalTel is also in default in respect of payments of its vendor financing payable for 2004, 2005, 2006 and 2007 totaling RUR 1,246 million payable to GlobalStar L.P. for the purchase of three gateways and associated equipment. The vendor financing agreement provides for a pledge of all equipment received from GlobalStar L.P. under the agreement until all payments are made. The following table sets forth the amounts payable under the vendor financing and the periods payable:

Period	Millions of rubles
Payable in 2004	395
Payable in 2005	171
Payable in 2006	171
Payable in 2007	171
Payable in 2008	100

Total	1,008

        GlobalTel is in default with respect to payments due in 2004, 2005, 2006 and 2007 and has not obtained a waiver from Globalstar L.P. As a result, we classified the total balance of RUR 1,008 million as current in our consolidated balance sheet as of December 31, 2007. Penalty interest in the amount of RUR 238 million accrued for each day of delay at the rate of 10% per annum, and is included in the vendor financing payable.

        We believe that if immediate repayment of the defaulted vendor financing and loans is demanded, it would not have a material adverse effect on our business, financial condition and results of operations.

        As of December 31, 2007, we were not in compliance with certain covenants in relation to a loan we obtained from Vnesheconombank and CSFB and no waiver had been obtained from the banks. Therefore, the entire loan amount was included in the current portion of long-term loans in our consolidated balance sheet as of December 31, 2007. Subsequently, in June 2008, we received notice from the banks confirming their waiver of the breach of the loan due to our non-compliance with the covenants. As of December 31, 2006, the outstanding indebtedness due within one year included the RUR 2,636 million loan provided by Vnesheconombank and CSFB, which was included in the current portion of long-term loans due to non-compliance with one of the covenants as of the balance sheet date, for which we had obtained a waiver in June 2007.

        Except as set forth above, as of the date of this annual report, we are not in default on any payment of principal or interest, a sinking or purchase fund installment.

B.    Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

        As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

        As described below, thirteen material weaknesses were identified in our internal control over financial reporting. The Public Company Accounting Oversight Board's Auditing Standard No. 5 defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses identified, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

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

        Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 using the framework set forth in the report of the Treadway Commission's Committee of Sponsoring Organizations (COSO), "Internal Control—Integrated Framework."

        As a result of management's evaluation of our internal control over financial reporting, management identified thirteen material weaknesses in our internal control. These material weaknesses are described below:

  1)
  Lack of strategic plans and policies and insufficient procedures and controls to identify and assess key strategic risks and their impact on financial statements by directors and management

        We did not have a strategic development plan and sufficient procedures and controls to identify and assess strategic risks, including those directly related to our IFRS financial reporting objectives, including accurate and timely preparation of the consolidated financial statements and related disclosures. In the absence of such a plan, certain material investment and other strategic decisions could be made which may be contradictory to each other, and thus could materially affect disclosures and amounts reported in our financial statements, including tax contingencies, identification of cash generating units and allocation of goodwill to these units and the accuracy of reported asset values. The lack of effective controls contributed to the seventh and eighth material weaknesses set out below.

  2)
  Insufficient IFRS skilled accounting and finance personnel

        We did not have sufficiently skilled accounting and finance personnel to appropriately develop, update and consistently and appropriately apply our accounting policies for external reporting under IFRS. Although having increased the number of accounting and finance personnel from 13 to 21 people during the year ended December 31, 2007, the existing team of accounting and finance personnel did not have an appropriate level of knowledge and experience regarding the complexity of our operations, transactions and internal procedures in order to meet the objectives mentioned above. This material weakness resulted in adjustments to several of our significant accounts and disclosures and contributed to other material weaknesses described below. The significant accounts affected included property, plant and equipment, goodwill and other intangible assets, other non-current assets, accounts receivable, allowance for doubtful trade accounts receivable, revenue and bad debt expense.

  3)
  Ineffective process for documenting and applying key accounting policies and procedures

        We did not have an effective process for documenting and applying our key accounting policies and procedures. Specifically, we did not put controls in place to ensure proper accounting and/or reporting classifications of certain income and expenses, accounts receivable and accounts payable, goodwill and intangible assets and completeness and accuracy of our pension liability. Furthermore, we did not consistently apply accounting policies involving capitalization of interest and failed to provide complete disclosure with respect to our related party transactions. This material weakness resulted in material audit adjustments to several of our significant accounts, including accounts receivable, allowance for doubtful trade accounts receivable, accounts payable, revenue, bad debt expense and operating expenses.

  4)
  Lack of processes and controls to identify, capture and communicate significant information

        We did not have in place processes and controls to identify, capture and communicate relevant and financially significant information to the appropriate accounting personnel on a timely basis. This contributed to an ineffective system of internal controls over our IFRS financial statements close process, in particular, relevant information was not timely and properly provided by the sales department, which resulted in material adjustments to taxes payable, taxes other than on income, operating expenses and current income tax. Additionally, this material weakness resulted in material audit adjustments to further significant accounts, including property, plant and equipment, goodwill and other intangible assets, accounts receivable, allowance for doubtful trade accounts receivable, accounts payable, revenue and bad debt expense.

  5)
  Lack of a comprehensive accounting and reporting system for IFRS reporting purposes

        We did not have in place a comprehensive accounting and reporting system for IFRS reporting purposes. In particular, we did not have a proper process in place necessary to appropriately develop, update and consistently and appropriately apply our accounting policies for the purposes of external reporting under IFRS. Furthermore, the preparation of our IFRS financial statements was carried out by conversion of the statutory accounts using summarized data without sufficient controls over the completeness, accuracy, validity and restricted access over complex spreadsheets used for this purpose. As a result, financially significant information was not analyzed, processed and reviewed properly and on a timely basis. This material weakness resulted in material audit adjustments to several of our significant accounts, including other intangible assets, other non-current assets, allowance for doubtful trade accounts receivable, accounts payable, including prepayments and compensation related accruals, revenue, bad debt expense and operating expenses.

  6)
  Lack of effective IT general controls

        We did not maintain effective IT general controls. Specifically, we did not design and put in place effective logical access and change management controls related to our billing, payroll and accounting systems. As a result, in respect of logical access procedures we did not have controls in place for the proper management of user accounts in corresponding information systems, password and general security settings, physical access monitoring and the review of actions performed by users, including system administrators. Furthermore, our ineffective change management controls did not allow us to have reasonable assurance that all changes made to relevant information systems have been properly approved and tested. Moreover, we did not maintain effective controls over the testing of our back-up system to ensure data availability and integrity. This material weakness created a reasonable possibility that the application controls, which rely upon these IT general controls, are ineffective resulting in a reasonable possibility of a material misstatement of several of our significant accounts, including revenue and wages, salaries, other benefits and payroll taxes.

  7)
  Ineffective controls over impairment reviews of long-lived and intangible assets, including goodwill

        We did not have sufficient processes and effective controls over the potential impairment of our long-lived and intangible assets, including goodwill. In particular, we failed to accurately identify cash generating units for the purposes of impairment analysis. This material weakness resulted in material adjustments to goodwill and other intangible assets.

  8)
  Ineffective controls over our accounting for subsidiaries and associates

        We did not maintain effective controls over the accounting for our subsidiaries and associates and the related disclosures in accordance with IFRS. Specifically, we did not maintain effective controls over the preparation and timely provision of information for the IFRS financial statements by our consolidated subsidiaries and associates to the IFRS reporting department. This material weakness resulted in adjustments to several of our significant accounts, including current and non-current accounts payable and equity method investments, including related gains and losses.

  9)
  Ineffective controls over the completeness and accuracy of accounting for settlements with contractors

        We did not maintain effective controls over the completeness and accuracy of our accounting for settlements with contractors. Specifically, we did not design and put in place effective controls to ensure proper reconciliation of balances (e.g., accounts payables) with contractors and to undertake sufficient follow-up procedures on reconciling items to ensure certain financial data in our consolidated financial statements is accurate. Moreover, we did not maintain effective controls to ensure proper off-setting of advances paid with related payables in accordance with certain agreement terms and did not ensure appropriate accounting for cut-off issues. This material weakness resulted in a material adjustment to accounts payable and accrued liabilities and operating expenses.

  10)
  Ineffective controls over the accounting for revenues and expenses under agency agreements

        We did not maintain effective processes and controls over the accounting for certain of our revenues and expenses from the provision of long distance telecommunication services under agency agreements. We used agents to process subscriber data, prepare source documents, maintain information systems, issue bills and collect payments from our subscribers. As a result, we relied on our agents' billing systems and processes without sufficient internal controls to record and report revenues and expenses from our subscribers associated with these agents. This material weakness resulted in a material adjustment to certain of our significant accounts, including accounts receivable and revenue.

  11)
  Ineffective controls over the accounting for revenues under direct agreements with end users

        We did not design and maintain effective controls over the accounting for revenue from the provision of long distance telecommunication services and related accounts receivable for direct agreements with end users. Specifically, we did not design and properly perform controls over the registration and processing of subscriber and commercial data and over the preparation and delivery of invoices. This material weakness resulted in material adjustments to several of our significant accounts, including accounts receivable, allowance for doubtful trade accounts receivable, revenue and bad debt expense.

  12)
  Lack of effective controls over the accounting for certain revenues related to other revenue and their respective accounts receivables

        We did not design and maintain effective controls over the accounting for certain revenues related to other revenue and their respective accounts receivables. Specifically, our controls were not designed and operating effectively to ensure the completeness and accuracy of revenues generated from the rent of channel, free-phone and internet protocol based services and equipment maintenance. This material weakness did not result in material adjustments to our consolidated financial statements; however, there is a reasonable possibility that due to this control deficiency a material misstatement of our consolidated financial statements related to the revenue and respective accounts receivables line items will not be prevented or detected on a timely basis.

  13)
  Insufficient process and ineffective controls over the completeness and accuracy of deferred income tax balances and related disclosures

        We did not have sufficient processes and effective controls over the completeness and accuracy of our deferred income tax balances and related disclosure in accordance with IFRS. Specifically, we did not maintain adequate controls over the review of our subsidiaries' tax registers and filings, as well as over the calculation of deferred taxes, including classification of the difference between the tax basis and the IFRS accounting basis as temporary and permanent. In addition, we did not establish, design and test controls related to the valuation of our deferred tax assets. This material weakness resulted in adjustments to several of our significant accounts, including deferred tax liability and current income tax charge.

        As a result of the material weaknesses described above, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2007 based on the "Internal Control—Integrated Framework" set forth in COSO.

        The independent registered public accountants, Ernst & Young LLC, audited our consolidated financial statements included in this Annual Report on Form 20-F. The effectiveness of our internal controls over financial reporting has been audited by Ernst & Young LLC as stated in their report appearing below, which expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.

REMEDIATION ACTIVITIES AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Remediation Activities

        Management believes the measures that have been implemented to remediate the material weaknesses have had a material impact on our internal control over financial reporting since December 31, 2007, and anticipates that these measures and other ongoing enhancements will continue to have a material impact on our internal control over financial reporting in future periods. We expect our remediation efforts for each material weakness identified above to continue in fiscal years 2008 and 2009. To remediate these material weaknesses, we have adopted or will adopt the following changes:

  •
  With respect to the first material weakness described above, our Board of Directors approved a risk management policy in 2007. The risk management policy largely sets out our internal rules for communicating risks to our Board of Directors. In addition, management developed and approved risk management procedures and methodologies, among others, designed to reduce the possibility of making material misrepresentations in our disclosures and amounts reported in our consolidated financial statements. Our management participated in a series of training sessions regarding the identification and application of risk management policies and procedures during 2007 and through the date of the preparation of our Form 20-F. In order to support our Management Board in managing potential risks and developing internal controls, we established the Internal Control Committee in 2007 under the Management Board. The Internal Control Committee regularly discusses risks and control deficiencies significantly affecting our financial statements, as well as deficiencies causing material weaknesses. Since its establishment, the Internal Control Committee has met on average twice a month. In addition, we expect to approve a risk management program in 2008.

  •
  With respect to the first material weakness described above, we also developed and discussed with our Strategic Planning Committee (which is a Board of Directors committee) our development plan, which sets out our strategic goals and initiatives over the next five years with respect to our growth and development, potential mergers and acquisitions and ways in which we can optimize our efficiency, among other things. Once it is approved, we intend to bring our operating plans and risk assessment procedures in line with the development plan.

  •
  With respect to the second material weakness described above, we have analyzed the competency of our finance personnel in 2007 and the availability of resources to support the financial statements close process and meet present and future reporting requirements. Based on an internal analysis of identified deficiencies, including material weaknesses and audit adjustments, we developed a general reorganization plan, discussed its implementation with our Audit Committee and, to that end, adopted a new organizational structure for our accounting and internal control departments. We created additional divisions within these two departments to further enable segregation of duties and allow levels of internal review and supervision within the two departments. In accordance with the recruitment plan, we hired eight qualified accounting specialists in addition to the existing thirteen employees directly participating in the preparation of IFRS financial statements. Moreover, we significantly expanded our training program for our accounting and internal control personnel. Our management, including CFO, with the assistance of the increased accounting team is now in the process of improving the overall financial statements close process, as described below.

  •
  With respect to the third, fourth and fifth material weaknesses described above, we enhanced our accounting and reporting policies and procedures in 2008, including creating checklists for accounting personnel regarding the documentation of actual performance of procedures and controls on a timely basis, and are in the process of automating the preparation of our consolidated financial statements using the financial reporting module within our ERP system. In addition, we are in the process of establishing additional review procedures to be performed by qualified accounting personnel over our period-end financial reporting process and accounting for significant non-routine transactions and complex accounting issues. We are also in the process of improving the documentation of our significant accounting policies.

  •
  With respect to the sixth material weakness described above, we are re-designing our policies and procedures with respect to logical access and change management controls over our billing, payroll and accounting systems. In 2007, we designed a disaster recovery plan with the assistance of a leading Russian IT-consulting firm and implemented the change management process for payroll and accounting systems and are now in process of implementing such a process for our billing system. Simultaneously, we are improving procedures set up in 2007 and plan to implement these changes in 2008 and 2009.

  •
  With respect to the seventh material weakness described above, we are in the process of formalizing our procedures related to the analysis of the potential impairment of long-lived and intangible assets, including goodwill, and designed a process which includes a more robust review and better approval procedures relating to allocating goodwill over cash generating units.

  •
  With respect to the eighth material weakness described above, we designed a new financial statement closing process, which includes automating the preparation of our consolidated subsidiaries' financial statements using the ERP system, as well as a more careful review of financial statements for consolidated subsidiaries and associates by qualified accounting personnel and our management. In addition, we formalized our procedures related to the accounting for subsidiaries, associates and other investments, and we expect to put sufficient controls in place in 2008.

  •
  With respect to the ninth, eleventh and twelfth material weaknesses described above and based on an analysis of the control deficiencies identified by management, we are currently enhancing the monitoring of the operating effectiveness of our existing controls and designing and implementing new controls over the accounting for settlement with contractors, for revenues generated from and the accounts receivables related to direct agreements with end users and related to other telecommunications services, including the rent of channel, free-phone and internet protocol based services and equipment maintenance, and we expect to improve the operating effectiveness of existing controls and put additional controls in place in 2008.

  •
  With respect to the tenth material weakness described above, we are currently analyzing different ways to remediate the material weakness relating to the recognition of revenue and expenses under the agency agreements. In particular, we are comparing the costs, benefits and risks of either implementing our own controls over the reconciliation of volumes of services rendered and cash collected or establishing an audit process of our agents' internal controls in accordance with the Statement on Audit Standard SAS No. 70, "Service Organizations," and remediate any control deficiencies identified in our agents' control system. However, we do not expect to fully design and implement either of these remediation activities by the end of 2008.

  •
  With respect to the thirteenth material weakness described above, we designed, formalized and automated the process of calculation of deferred taxes and intend to apply additional monitoring control procedures during the year-end financial statements close process for 2008. In addition, we are designing a process and implementing additional control procedures relating to our subsidiaries' tax registers and filings.

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

        In our annual report on Form 20-F for the year ended December 31, 2006, we reported the material weakness entitled Inadequate Audit Committee oversight over our financial reporting process in our internal control over financial reporting that existed as of December 31, 2006.

        To remediate this material weakness, the Audit Committee started to focus in 2007 on improving our internal control over financial reporting. See "Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee" for the composition of our Audit Committee. In particular, the Audit Committee met with the Board of Directors and key finance personnel on a regular basis and monitored our risk assessment process, the status of management's assessment of internal controls over financial reporting, results of our financial reporting procedures, including our remediation plans, and actions taken related to control deficiencies that had been identified.

        In 2006, we began providing long distance telecommunications services in regions outside of Moscow to end users through direct agreements. For more information, see "Item 5. Operating and Financial Review and Prospects—Operating Results—Overview." In 2007, we introduced in our Ural branch new channels of direct sales and began handling certain billing and reporting functions that had in the past been outsourced to third-party providers under agency agreements. We still outsource certain functions when dealing with our end users, including delivery of invoices and, in certain instances, collection of payment from such end users. As a result, our volume of services and revenues under such direct agreements increased materially. However, we did not have in place effective controls over the accounting for such revenues and related accounts receivable. We are currently re-designing the business process and services we provide pursuant to the direct agreements in an effort to remediate this material weakness, but we do not expect to complete such remediation activities by the end of 2008.

        Except as indicated above, there have not been any changes in internal control over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of OAO Rostelecom

        We have audited OAO Rostelecom, an open joint stock company, and subsidiaries' (hereinafter referred to as the "Group's") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Group's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Lack of strategic plans and policies and insufficient procedures and controls to identify and assess key strategic risks and their impact on financial statements by directors and management

        The Group did not have a strategic development plan and sufficient procedures and controls to identify and assess strategic risks, including those directly related to the Group's IFRS financial reporting objectives, including accurate and timely preparation of the consolidated financial statements and related disclosures. In the absence of such a plan, certain material investment and other strategic decisions could be made which may be contradictory to each other, and thus could materially affect disclosures and amounts reported in the Group's financial statements, including tax contingencies, identification of cash generating units and allocation of goodwill to these units and the accuracy of reported asset values. The lack of effective controls contributed to the seventh and eighth material weaknesses set out below.

Insufficient IFRS skilled accounting and finance personnel

        The Group did not have sufficiently skilled accounting and finance personnel to appropriately develop, update and consistently and appropriately apply its accounting policies for external reporting under IFRS. Although having increased the number of accounting and finance personnel from 13 to 21 people during the year ended December 31, 2007, the existing team of accounting and finance personnel did not have an appropriate level of knowledge and experience regarding the complexity of the Group's operations, transactions and internal procedures in order to meet the before mentioned objectives. This material weakness resulted in adjustments to several of the Group's significant accounts and disclosures and contributed to other material weaknesses described below. The significant accounts affected included property, plant and equipment, goodwill and other intangible assets, other non-current assets, accounts receivable, allowance for doubtful trade accounts receivable, revenue and bad debt expense.

Ineffective process for documenting and applying key accounting policies and procedures

        The Group did not have an effective process for documenting and applying its key accounting policies and procedures. Specifically, the Group did not put controls in place to ensure proper accounting and/or reporting classifications of certain income and expenses, accounts receivable and accounts payable, goodwill and intangible assets and completeness and accuracy of the Group's pension liability. Furthermore, the Group did not consistently apply accounting policies involving capitalization of interest and failed to provide complete disclosure with respect to the Group's related party transactions. This material weakness resulted in material audit adjustments to several of the Group's significant accounts, including accounts receivable, allowance for doubtful trade accounts receivable, accounts payable, revenue, bad debt expense and operating expenses.

Lack of processes and controls to identify, capture and communicate significant information

        The Group did not have in place processes and controls to identify, capture and communicate relevant and financially significant information to the appropriate accounting personnel on a timely basis. This contributed to an ineffective system of internal controls over the Group's IFRS financial statements close process, in particular, relevant information was not timely and properly provided by the sales department, which resulted in material adjustments to taxes payable, taxes other than on income, operating expenses and current income tax. Additionally, this material weakness resulted in material audit adjustments to further significant accounts, including property, plant and equipment, goodwill and other intangible assets, accounts receivable, allowance for doubtful trade accounts receivable, accounts payable, revenue and bad debt expense.

Lack of a comprehensive accounting and reporting system for IFRS reporting purposes

        The Group did not have in place a comprehensive accounting and reporting system for IFRS reporting purposes. In particular, the Group did not have a proper process in place necessary to appropriately develop, update and consistently and appropriately apply its accounting policies for the purposes of external reporting under IFRS. Furthermore, the preparation of the Group's IFRS financial statements was carried out by conversion of the statutory accounts using summarized data without sufficient controls over the completeness, accuracy, validity and restricted access over complex spreadsheets used for this purpose. As a result, financially significant information was not analyzed, processed and reviewed properly and on a timely basis. This material weakness resulted in material audit adjustments to several of the Group's significant accounts, including other intangible assets, other non-current assets, allowance for doubtful trade accounts receivable, accounts payable, including prepayments and compensation related accruals, revenue, bad debt expense and operating expenses.

Lack of effective IT general controls

        The Group did not maintain effective IT general controls. Specifically, the Group did not design and put in place effective logical access and change management controls related to the Group's billing, payroll and accounting systems. As a result, in respect of logical access procedures the Group did not have controls in place for the proper management of user accounts in corresponding information systems, password and general security settings, physical access monitoring and the review of actions performed by users, including system administrators. Furthermore, the Group's ineffective change management controls did not allow the Group to have reasonable assurance, that all changes made to relevant information systems have been properly approved and tested. Moreover, the Group did not maintain effective controls over the testing of its back-up system to ensure data availability and integrity. This material weakness created a reasonable possibility that the application controls, which rely upon these IT general controls, are ineffective resulting in a reasonable possibility of a material misstatement of several of the Group's significant accounts, including revenue and wages, salaries, other benefits and payroll taxes.

Ineffective controls over impairment reviews of long-lived and intangible assets, including goodwill

        The Group did not have sufficient processes and effective controls over the potential impairment of its long-lived and intangible assets, including goodwill. In particular, the Group failed to accurately identify cash generating units for the purposes of impairment analysis. This material weakness resulted in material adjustments to goodwill and other intangible assets.

Ineffective controls over the Group's accounting for subsidiaries and associates

        The Group did not maintain effective controls over the accounting for its subsidiaries and associates and the related disclosures in accordance with IFRS. Specifically, the Group did not maintain effective controls over the preparation and timely provision of information for the IFRS financial statements by its consolidated subsidiaries and associates to the IFRS reporting department. This material weakness resulted in adjustments to several of the Group's significant accounts, including current and non-current accounts payable and equity method investments, including related gains and losses.

Ineffective controls over the completeness and accuracy of accounting for settlements with contractors

        The Group did not maintain effective controls over the completeness and accuracy of the Group's accounting for settlements with contractors. Specifically, the Group did not design and put in place effective controls to ensure proper reconciliation of balances (e.g., accounts payables) with contractors and to undertake sufficient follow-up procedures on reconciling items to ensure certain financial data in the Group's consolidated financial statements is accurate. Moreover, the Group did not maintain effective controls to ensure proper off-setting of advances paid with related payables in accordance with certain agreement terms and did not ensure appropriate accounting for cut-off issues. This material weakness resulted in a material adjustment to accounts payable and accrued liabilities and operating expenses.

Ineffective controls over the accounting for revenues and expenses under agency agreements

        The Group did not maintain effective processes and controls over the accounting for certain of its revenues and expenses from the provision of long distance telecommunication services under agency agreements. The Group used agents to process subscriber data, prepare source documents, maintain information systems, issue bills and collect payments from the Group's subscribers. As a result, the Group relied on its agents' billing systems and processes without sufficient internal controls to record and report revenues and expenses from the Group's subscribers associated with these agents. This material weakness resulted in a material adjustment to certain of our significant accounts, including accounts receivable and revenue.

Ineffective controls over the accounting for revenues under direct agreements with end users

        The Group did not design and maintain effective controls over the accounting for revenue from the provision of long distance telecommunication services and related accounts receivable for direct agreements with end users. Specifically, the Group did not design and properly perform controls over the registration and processing of subscriber and commercial data, as well as preparation and delivery of invoices. This material weakness resulted in material adjustments to several of the Group's significant accounts, including accounts receivable, allowance for doubtful trade accounts receivable, revenue and bad debt expense.

Lack of effective controls over the accounting for certain revenues related to other revenue and their respective accounts receivables

        The Group did not design and maintain effective controls over the accounting for certain revenues related to other revenue and their respective accounts receivables. Specifically, the Group's controls were not designed and operating effectively to ensure the completeness and accuracy of revenues generated from the rent of channel, free-phone and internet protocol based services and equipment maintenance. This material weakness did not result in material adjustments to the Group's consolidated financial statements; however, there is a reasonable possibility that due to this control deficiency a material misstatement of the Group's consolidated financial statements related to the revenue and respective accounts receivables line items will not be prevented or detected on a timely basis.

Insufficient process and ineffective controls over the completeness and accuracy of deferred income tax balances and related disclosures

        The Group did not have sufficient processes and effective controls over the completeness and accuracy of its deferred income tax balances and related disclosure in accordance with IFRS. Specifically, the Group did not maintain adequate controls over the review of its subsidiaries' tax registers and filings, as well as over the calculation of deferred taxes, including classification of the difference between the tax basis and the IFRS accounting basis as temporary and permanent. In addition, the Group did not establish, design and test controls related to the valuation of its deferred tax assets. This material weakness resulted in adjustments to several of the Group's significant accounts, including deferred tax liability and current income tax charge.

        These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the Group's December 31, 2007 consolidated financial statements, and this report does not affect our report dated June 30, 2008 on those consolidated financial statements.

        In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

/s/ ERNST & YOUNG LLC
Moscow, Russia
June 30, 2008

Item 16A.    Audit committee financial expert

        The Board of Directors has determined that Yevgeny I. Logovinsky is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Logovinsky is an independent board member as defined under the New York Stock Exchange Listing Standards.

Item 16B.    Code of Ethics

        On December 27, 2007, the Board of Directors adopted our Code of Ethics. A copy of the Code of Ethics is available on our corporate website (http://www.rt.ru/en/centr-invest/corporate/corp_doc/).

        The Code of Ethics was prepared with the aim of satisfying the requirements and recommendations of the New York Stock Exchange and the SEC. It sets forth standards for the business conduct and ethical behavior of members of our Board of Directors, Audit Commission, officers and employees, including:

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

  •
  prohibitions against the abuse of official powers for personal gain, including the use of our property; and

  •
  notification to the Audit Committee of breaches of the Code of Ethics and, if required, of any consideration of a possible waiver from the Code of Ethics.

        As of the date of this annual report, no waivers, including implicit waivers, from the provisions of the Code of Ethics had been granted.

Item 16C.    Principal Accountant Fees and Services

Audit fees

        For professional services rendered for the audits of our financial statements and our consolidated subsidiaries for the fiscal years ended December 31, 2007 and 2006, Ernst & Young LLC, or Ernst & Young, billed a total of $3,085,000 and $2,300,000, respectively. These amounts are net of VAT and include fees billed for audits of our and certain of our consolidated subsidiaries' financial statements prepared under both International Financial Reporting Standards and Russian statutory accounting regulations and the reading of the information included in our annual reports.

Audit-related fees

        For professional audit-related services rendered, Ernst & Young billed us and our consolidated subsidiaries a total of $175,568 and $231,000, net of VAT, in 2007 and 2006, respectively. Audit-related services included the review of interim financial statements.

Tax fees

        None.

All other fees

        For other services related to pre-acquisition due diligence of RTComm.Ru, Ernst & Young billed us and our consolidated subsidiaries a total of $300,000, net of VAT, in 2007. In 2006, no other services were provided by Ernst & Young.

Pre-approval policies and procedures

        All of the audit and audit-related services described above were pre-approved by the Audit Committee. The Audit Committee considered whether the non-audit services rendered by Ernst & Young were compatible with maintaining its independence as auditors of our financial statements and determined that they were.

        No hours expended by Ernst & Young to audit our financial statements for 2007 were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        There were no purchases by or on our behalf or by or on behalf of any "affiliated purchaser" of shares or other units of any class of our equity securities during the period covered by this annual report.

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        See pages F-1 to F-75 of our consolidated financial statements which are filed as part of this annual report.

Item 19.    Exhibits

Exhibit No	Description
1.1	Charter (Articles of Association) of Open Joint Stock Company Long-Distance and International Communications Rostelecom (restated version No. 9), approved by the General Shareholders' Meeting on June 9, 2008+
1.2
Regulations on the General Shareholders' Meeting of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 2), approved by the General Shareholders' Meeting on June 15, 2003(2)+
1.3
Regulations on the Board of Directors of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 7), approved by the General Shareholders' Meeting on June 9, 2008+
1.4
Regulations on the Management Board of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 3), approved by the General Shareholders' Meeting on June 16, 2007(5) +
1.5
Regulations on the General Director of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 1), approved by the General Shareholders' Meeting on June 30, 2001(1) +
1.6	Regulations on the Audit Commission of OJSC Rostelecom (restated version No. 2), approved by the General Shareholders' Meeting on June 9, 2008+
4.1	Termination Agreement, dated October 2, 2003, among Rostelecom and RTC-Leasing(3)+
4.2	Form of Agreement to Amend Financial Lease Agreement dated October 2, 2004, among Rostelecom and RTC-Leasing(3)+
4.3	Form of Agreement to Amend Financial Lease Agreement, dated December 26, 2003 among Rostelecom and RTC-Leasing(3)
4.4	Form of Agreement to Novate Obligations under the Financial Lease Agreements, dated January 29, 2004, among RTC-Leasing and Rostelecom(3)
4.5	Form of Assignment, dated February 12, 2004 among RTC-Leasing and Westelcom(3)
4.6	Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz(5)+
4.6.1	Appendix No. 1 (Form 1) to Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz(5)+
4.6.2	Appendix No. 1 (Form 2) to Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz(5)+
4.6.3	Appendix No. 2 to Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz(5)+
4.6.4	Additional Agreement No. 1, dated June 9, 2006, to Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz(5)+
4.7	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. 1-DVF dated August 8, 2003 between Rostelecom and Dalsvyaz(4)+
4.7.1	Additional Agreement No. 1 , dated June 9, 2006, to Network Interconnection Contract No. 1-DVF dated August 8, 2003, between Rostelecom and Dalsvyaz(5)+
4.7.2	Additional Agreement No. 2 , dated June 9, 2006, to Network Interconnection Contract No. 1-DVF dated August 8, 2003, between Rostelecom and Dalsvyaz(5)+

4.7.3	Additional Agreement No. 3 , dated June 9, 2006, to Network Interconnection Contract No. 1-DVF dated August 8, 2003, between Rostelecom and Dalsvyaz(5)+
4.7.4	Additional Agreement No. 4, dated August 10, 2007, to Network Interconnection Contract No. 1-DVF dated August 8, 2003, between Rostelecom and Dalsvyaz(5)+
4.8	Service Provision Agreement No. 753-05-23, dated January 1, 2006, between Rostelecom and Dalsvyaz(4)+
4.8.1	Additional Agreement No. 1, dated June 9, 2006, to Service Provision Agreement No. 753-05-23, dated January 1, 2006, between Rostelecom and Dalsvyaz(5)+
4.8.2	Additional Agreement No. 2, dated August 10, 2006, to Service Provision Agreement No. 753-05-23, dated January 1, 2006, between Rostelecom and Dalsvyaz(5)+
4.9	Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract No. 05-21/0155, dated October 24, 2003, between Rostelecom and VolgaTelecom(4)+
4.9.1	Additional Agreement No. 1, dated July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.2	Additional Agreement No. 2, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.3	Additional Agreement No. 3, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.4	Additional Agreement No. 4, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.5	Additional Agreement No. 5, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.6	Additional Agreement No. 6, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.7	Additional Agreement No. 7, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.8	Additional Agreement No. 8, dated June 4, 2007, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.10	Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom(5)+
4.10.1	Appendix No. 1 (Form 1) to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom(5)+
4.10.2	Appendix No. 1 (Form 2) to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom(5)+

4.10.3	Appendix No. 2 to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom(5)+
4.10.4	Appendix No. 3 to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom(5)+
4.10.5	Appendix No. 4 to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom(5)+
4.11	Service Provision Agreement No. 1096-05 (748-05-23), dated December 27, 2005, between Rostelecom and VolgaTelecom(4)+
4.11.1	Additional Agreement No. 1 , dated July 4, 2007, to Service Provision Agreement No. 1096-05 (748-05-23), dated December 27, 2005, between Rostelecom and VolgaTelecom(5)+
4.12	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. 03-01-01, dated August 1, 2003, between Rostelecom and North-West Telecom(4)+
4.12.1	Additional Agreement No. 1, dated November 1, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract, between Rostelecom and North-West Telecom(5)+
4.12.2	Additional Agreement No. 3, dated November 1, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract, between Rostelecom and North-West Telecom(5)+
4.12.3	Agreement No. 2, dated October 1, 2006, on Amendments to Network Interconnection Agreement No. 03-01-01, dated August 1, 2003, between Rostelecom and North-West Telecom+
4.13	Service Provision Agreement No. 03-01-1035 (747-05-23), dated January 1, 2006, between Rostelecom and North-West Telecom(4)+
4.13.1	Additional Agreement No. 1, dated August 16, 2007, to Service Provision Agreement No. 03-01-1035 (747-05-23), dated January 1, 2006, between Rostelecom and North-West Telecom(5)+
4.14	Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(4)+
4.14.1	Appendix No. 1 (Form 1) to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(4)+
4.14.2	Appendix No. 1 (Form 2) to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(4)+
4.14.3	Appendix No. 2 to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(4)+
4.14.4	Appendix No. 3 to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(5)+
4.14.5	Appendix No. 4 to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(5)+
4.15	Agreement, dated December 28, 2005, on Amendments to Network Interconnection Contract No. 1-01, dated August 1, 2003, between Rostelecom and Sibirtelecom(4)+
4.15.1	Additional Agreement No. 1, dated March 9, 2006, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003(4)+

4.15.2	Additional Agreement No. 2, dated March 9, 2006, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003(4)+
4.15.3	Additional Agreement No. 3, dated March 9, 2006, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003(4)+
4.15.4	Additional Agreement No. 4, dated June 14, 2007, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003(5)+
4.16	Service Provision Agreement No. 751-05-23, dated December 28, 2005, between Rostelecom and Sibirtelecom(4)+
4.16.1	Additional Agreement No. 1, dated January 1, 2006, to Service Provision Agreement No. 751-05-23, dated December 28, 2005, between Rostelecom and Sibirtelecom(4)+
4.17	Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(4)+
4.17.1	Appendix No. 1 (Form 1) to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(4)+
4.17.2	Appendix No. 1 (Form 2) to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(4)+
4.17.3	Appendixes No. 2, 3, 4 to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(4)+
4.17.4	Agreement, dated June 26, 2007, on Amendments to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(5)+
4.18	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. UF/D-MRK-01/03, dated August 1, 2003, between Rostelecom and Uralsvyazinform(4)+
4.18.1	Additional Agreement No. 1a, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.2	Additional Agreement No. 2, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.3	Additional Agreement No. 3, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.4	Additional Agreement No. 4, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.5	Additional Agreement No. 5, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.6	Additional Agreement No. 6, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.7	Additional Agreement No. 7, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.8	Additional Agreement No. 8, dated March 26, 2007, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(5)+
4.18.9	Version 2 of Appendix No. 5 to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.19	Service Provision Agreement No. 752-05-23, dated January 1, 2006, between Rostelecom and Uralsvyazinform(4)+

4.19.1	Additional Agreement No. 1, dated January 1, 2006, to Service Provision Agreement No. 752-05-23, dated January 1, 2006, between Rostelecom and Uralsvyazinform(4)+
4.19.2	Additional Agreement No. 2, dated January 1, 2006, to Service Provision Agreement No. 752-05-23, dated January 1, 2006, between Rostelecom and Uralsvyazinform(4)+
4.20	Agency Agreement No. 596-08-16, dated April 17, 2008, between Rostelecom and Southern Telecommunications Company+
4.21	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. 1, dated August 1, 2003, between Rostelecom and Southern Telecommunications Company(4)+
4.21.1	Additional Agreement No. 1, dated June 9, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and Southern Telecommunications Company(5)+
4.21.2	Additional Agreement No. 2, dated March 20, 2007, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and Southern Telecommunications Company(5)+
4.22	Service Provision Agreement No. 750-05-23, dated January 1, 2006, between Rostelecom and Southern Telecommunications Company(4)+
4.22.1	Additional Agreement No. 1, dated June 9, 2006, to Service Provision Agreement No. 750-05-23, dated January 1, 2006, between Rostelecom and Southern Telecommunications Company+
4.22.2	Additional Agreement No. 2, dated December 4, 2007, to Service Provision Agreement No. 750-05-23, dated January 1, 2006, between Rostelecom and Southern Telecommunications Company+
4.23	Agency Agreement No. 6595/06-DÎ(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom(5)+
4.23.1	Appendix No. 1 (Form 1) to Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom(5)+
4.23.2	Appendix No. 1 (Form 2) to Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom(5)+
4.23.3	Appendix No. 2 to Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom(5)+
4.23.4	Appendix No. 3 to Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom(5)+
4.24	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. CF-00-00-1100, dated August 1, 2003, between Rostelecom and CenterTelecom(4)+
4.24.1	Additional Agreement No. 1, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.24.2	Additional Agreement No. 2, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.24.3	Additional Agreement No. 3, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+

4.24.4	Additional Agreement No. 4, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.24.5	Additional Agreement No. 5, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.24.6	Additional Agreement No. 6, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.24.7	Additional Agreement No. 7, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.24.8	Additional Agreement No. 8, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.25	Service Provision Agreement No. 749-05-23, dated January 1, 2006, between Rostelecom and CenterTelecom(4)+
4.25.1	Additional Agreement No. 1 to the Contract between OAO Rostelecom and OJSC CenterTelecom No. 6479/05-DÎ (749-05-23) dated January 01, 2006(5)+
4.25.2	Additional Agreement No. 2 to the Contract between OAO Rostelecom and OJSC CenterTelecom No. 6479/05-DÎ (749-05-23) dated January 01, 2006(5)+
4.26	Agency Agreement No.35-06-23, dated November 1, 2006, between Rostelecom and North-West Telecom(5)+
8.1	List of subsidiaries of Rostelecom
11.1	The Code of Ethics of Rostelecom+
12.1	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

(5)
Incorporated by reference to the annual report on Form 20-F of OJSC Rostelecom for the fiscal year ended December 31, 2006.

+
English translation.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OPEN JOINT STOCK COMPANY LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS ROSTELECOM
Date: June 30, 2008
	By:	/s/ KONSTANTIN YU. SOLODUKHIN
		Name:	Konstantin Yu. Solodukhin
		Title:	General Director (CEO)
	By:	/s/ ROMAN A. FROLOV
		Name:	Roman A. Frolov
		Title:	Chief Accountant (CFO)

OAO ROSTELECOM

CONSOLIDATED FINANCIAL STATEMENTS
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

FOR THE YEAR ENDED DECEMBER 31, 2007

INDEX

STATEMENT OF DIRECTORS' RESPONSIBILITIES

To the Shareholders of OAO Rostelecom

1.
International convention requires that management prepare consolidated financial statements which present fairly, in all material respects, the state of affairs of the Group at the end of each financial period and of the results of operations and cash flows for each period. Management is responsible for ensuring that all Group entities keep accounting records which disclose with reasonable accuracy the financial position of each entity and which enable them to ensure that the consolidated financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board and that their statutory accounting reports comply with Russian laws and regulations. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

2.
Management considers that, in preparing the consolidated financial statements set out on pages 5 to 67, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that appropriate International Financial Reporting Standards as issued by the International Accounting Standards Board have been followed.

3.
The consolidated financial statements, which are based on the statutory accounting reports adjusted to comply with International Financial Reporting Standards, are hereby approved on behalf of the Board of Directors.

For and on behalf of the Board of Directors:

/s/ KONSTANTIN YU. SOLODUKHIN
General Director

OAO Rostelecom
1st Tverskaya-Yamskaya, 14,
Moscow
Russian Federation

June 30, 2008

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of OAO Rostelecom

        We have audited the accompanying consolidated balance sheets of OAO Rostelecom, an open joint stock company, and subsidiaries, (hereinafter referred to as the "Group") as of December 31, 2007, 2006 and 2005 and the related consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2007, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 27, 2008 expressed an adverse opinion thereon.

/s/ ERNST & YOUNG LLC
Moscow, Russia
June 30, 2008

OAO Rostelecom

CONSOLIDATED BALANCE SHEETS

(In millions of Russian Rubles)

	Notes	December 31, 2007	December 31, 2006	December 31, 2005
ASSETS
Non-current assets
Property, plant and equipment	6	38,480	39,186	40,628
Goodwill and other intangible assets	7	2,745	2,795	—
Investments in associates	9	494	330	331
Long-term investments	10	11,847	5,728	3,343
Other non-current assets		20	71	13

Total non-current assets		53,586	48,110	44,315

Current assets
Inventory		447	564	761
Accounts receivable	11	8,429	8,821	5,232
Prepaid income tax		778	154	373
Short-term investments	12	6,920	8,496	12,238
Cash and cash equivalents	13	3,284	2,353	2,398

Total current assets		19,858	20,388	21,002

Total assets		73,444	68,498	65,317

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	14	100	100	100
Retained earnings including other reserves		56,027	50,820	49,597

Total equity attributable to equity holders of the parent		56,127	50,920	49,697

Minority interest		26	25	—

Total equity		56,153	50,945	49,697

Non-current liabilities
Borrowings, net of current portion	18	172	298	3,232
Finance lease payable	16	396	427	369
Accounts payable, provisions and accrued expenses	15	269	326	378
Vendor financing payable	17	—	362	—
Deferred tax liability	19	4,119	3,444	4,171

Total non-current liabilities		4,956	4,857	8,150

Current liabilities
Accounts payable, provisions and accrued expenses	15	7,445	7,372	4,056
Finance lease payable	16	108	78	52
Taxes payable		533	426	830
Vendor financing payable	17	1,637	1,640	1,677
Current portion of long-term borrowings	18	2,585	3,005	851
Short-term borrowings		27	175	4

Total current liabilities		12,335	12,696	7,470

Total liabilities		17,291	17,553	15,620

Total equity and liabilities		73,444	68,498	65,317

The notes on pages F-8 through F-75 are an integral part of these consolidated financial statements.

OAO Rostelecom

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian Rubles unless otherwise stated)

		Year ended December 31,
	Notes	2007	2006	2005
Revenue
Telephone traffic		50,000	49,121	31,629
Rent of channels		7,725	7,116	6,045
Other revenue		6,877	5,322	3,281

Total revenue	20	64,602	61,559	40,955

Operating expenses
Wages, salaries, other benefits and payroll taxes		(8,763)	(7,147)	(6,242)
Depreciation and amortization	6, 7	(7,613)	(8,418)	(7,136)
Impairment of property, plant and equipment, goodwill and other intangible assets	6, 7	(271)	—	(4,970)
Charges by network operators—international		(7,817)	(7,304)	(7,059)
Charges by network operators—national		(27,860)	(29,355)	(8,741)
Administration and other costs	22	(6,670)	(5,553)	(3,877)
Taxes other than on income		(703)	(621)	(492)
Repairs and maintenance		(864)	(866)	(822)
Bad debt (expense)/ recovery	11	(815)	(389)	140
Loss on sale of property, plant and equipment		(197)	(601)	(1,356)

Total operating expenses		(61,573)	(60,254)	(40,555)

Operating profit		3,029	1,305	400

Income from associates		156	19	169
Interest expense		(238)	(133)	(77)
Interest income		907	900	886
Income from sale of investments		—	52	408
Other non-operating (loss)/income		(37)	81	55
Foreign exchange gain/(loss), net		183	219	(168)

Profit before income tax		4,000	2,443	1,673

Current tax charge	19	(1,854)	(2,411)	(2,829)
Deferred tax benefit	19	660	1,424	2,134

Income tax expense	19	(1,194)	(987)	(695)

Profit after tax		2,806	1,456	978

Attributable to:
Equity holders of the parent		2,805	1,458	978
Minority interest		1	(2)	—

		Rubles	Rubles	Rubles
Earnings per share attributable to equity holders of the parent—basic and diluted (not in million of Russian Rubles)	24	2.89	1.50	1.01

The notes on pages F-8 through F-75 are an integral part of these consolidated financial statements.

OAO Rostelecom

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian Rubles)

		Year ended December 31,
	Note	2007	2006	2005
Cash flows from operating activities
Profit before income tax		4,000	2,443	1,673
Adjustments to reconcile net income before tax to cash generated from operating activities:
Depreciation and amortization	6, 7	7,613	8,418	7,136
Impairment losses	6, 7	271	—	4,970
Bad debt expense/(recovery)	11	815	389	(140)
Income from associates		(156)	(19)	(169)
Loss on sale of property, plant and equipment		197	601	1,356
Gain from sale of investments		—	(52)	(408)
Net interest and other non-operating income		(632)	(848)	(864)
Foreign exchange (gain)/ loss, net		(183)	(219)	168
Changes in net working capital:
Increase in accounts receivable		(487)	(4,242)	(421)
Decrease in inventories		117	198	44
(Decrease)/ increase in payables and accruals		(116)	2,449	49

Cash generated from operations		11,439	9,118	13,394
Interest paid		(257)	(426)	(193)
Interest received		1,059	778	766
Income tax paid		(2,454)	(2,049)	(3,024)

Net cash provided by operating activities		9,787	7,421	10,943

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(7,157)	(7,177)	(7,788)
Proceeds from sale of property, plant and equipment		231	414	183
Purchase of available-for-sale investments		(570)	—	(59)
Purchase of financial assets, other than available-for-sale investments		(20,279)	(14,594)	(32,174)
Proceeds from sale of available-for-sale investments, net of direct costs		38	67	699
Proceeds from sale of investment other than available-for-sale, net of direct costs		21,518	18,218	28,824
Dividends received from associates		4	97	99
Cash acquired as a result of obtaining control over ZAO GlobalTel		—	—	140
Purchase of subsidiaries, net of cash acquired		—	(1,481)	—
Purchase of minority interest	8	(25)	—	—

Net cash used in investing activities		(6,240)	(4,456)	(10,076)

Cash flows from financing activities
Drawdown of interest bearing loans		415	898	3,082
Repayment of interest bearing loans and loan facilities		(927)	(1,297)	(1,137)
Repayment of lease obligations		(105)	(55)	(33)
Repayment of vendor financing payable		(362)	(711)	—
Dividends paid to equity holders of the parent		(1,630)	(1,839)	(1,637)

Net cash (used in)/received from financing activities		(2,609)	(3,004)	275

Effect of exchange rate changes on cash and cash equivalents		(7)	(6)	1

Net increase/(decrease) in cash and cash equivalents		931	(45)	1,143
Cash and cash equivalents at beginning of year		2,353	2,398	1,255

Cash and cash equivalents at the end of year		3,284	2,353	2,398

Non-monetary transactions:
Non-cash additions to property, plant and equipment and intangible assets		49	962	412

The notes on pages F-8 through F-75 are an integral part of these consolidated financial statements.

OAO Rostelecom

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Russian Rubles)

		Attributable to equity holders of the parent
	Note	Share capital	Unrealized gain on available-for-sale investments	Retained earnings	Total	Minority interest	Total equity
Balance at December 31, 2004		100	395	50,343	50,838	—	50,838
Effect of obtaining control over ZAO GlobalTel	5	—	—	(826)	(826)	—	(826)
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	736	—	736	—	736
Transferred to profit on sale		—	(243)	—	(243)	—	(243)

Total income and expense for the period recognized directly in equity		—	493	—	493	—	493
Profit for the period		—	—	978	978	—	978

Total income and expense		—	493	978	1,471	—	1,471
Dividends	14	—	—	(1,786)	(1,786)	—	(1,786)

Balance at December 31, 2005		100	888	48,709	49,697	—	49,697
Acquisition of minority interest		—	—	—	—	27	27
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	1,806	—	1,806	—	1,806

Total income and expense for the period recognized directly in equity		—	1,806	—	1,806	—	1,806
Profit for the period		—	—	1,458	1,458	(2)	1,456

Total income and expense		—	1,806	1,458	3,264	(2)	3,262
Dividends	14	—	—	(2,041)	(2,041)	—	(2,041)

Balance at December 31, 2006		100	2,694	48,126	50,920	25	50,945
Acquisition of minority interest		—	—	(25)	(25)	—	(25)
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	4,223	—	4,223	—	4,223

Total income and expense for the period recognized directly in equity		—	4,223	(25)	4,198	—	4,198
Profit for the period		—	—	2,805	2,805	1	2,806

Total income and expense		—	4,223	2,780	7,003	1	7,004
Dividends	14	—	—	(1,796)	(1,796)	—	(1,796)

Balance at December 31, 2007		100	6,917	49,110	56,127	26	56,153

The notes on pages F-8 through F-75 are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007

(In millions of Russian Rubles unless otherwise stated)

1. REPORTING ENTITY

        These consolidated financial statements are presented by OAO Rostelecom ("Rostelecom" or the "Company"), and its subsidiaries (together the "Group"), which are incorporated in the Russian Federation ("Russia"). The principal activity of the Group is to provide domestic (DLD) and international (ILD) long-distance telecommunication services to the Government, businesses and individuals of Russia. The Group operates the main intercity network and the international telecommunications gateways of the Russian Federation, carrying traffic that originates in other national and international operators' networks to other national and international operators for termination.

        The Company's headquarters are located in Moscow at 1st Tverskaya-Yamskaya Street, 14.

        These consolidated financial statements incorporate the results of operations of the Company and its subsidiaries, as detailed in Note 8.

        Rostelecom was established as an open joint stock company on September 23, 1993 in accordance with the Directive of the State Committee on the Management of State Property of Russia No. 1507-r, dated August 27, 1993. As of December 31, 2007, the Government of the Russian Federation controlled indirectly 50.67% of the voting share capital of the Company, by virtue of its 75% less one share direct holding in OAO Svyazinvest ("Svyazinvest"), the main shareholder of Rostelecom.

2. BASIS OF PRESENTATION

        These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

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

        The consolidated financial statements have been prepared using the historical cost convention, except for restatement of property, plant and equipment for the effects of inflation up to December 31, 2002, and measurement of available-for-sale investments at fair value and some other items when IFRS requires accounting treatment other than historical cost accounting (refer to Note 4). The functional currency of the Company and each of its subsidiaries and the reporting currency for these consolidated financial statements is the Russian Ruble.

3. OPERATING ENVIRONMENT OF THE GROUP

General

        Whilst there have been improvements in the Russian economic situation, such as an increase in gross domestic product, Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

3. OPERATING ENVIRONMENT OF THE GROUP (Continued)

largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

New scheme of settlements with regional subscribers and operators

        In 2005 a set of new rules and regulations in the national telecommunication sector was enacted by the Ministry of Information Technologies and ?ommunications as part of the regulatory reform and restructuring of the national telecommunications sector aimed to facilitate competition and make the industry more attractive for investors. New rules and regulations resulted in change of the Group's status as a monopoly supplier of long-distance and international telecommunication services, effective January 1, 2006. The new regulations allowed telecommunication operators to apply for long-distance telecommunication licenses, two alternative operators received the respective licenses and started providing long-distance and international communication services during 2006.

        Before January 1, 2006 the Group provided long-distance traffic transit services to Svyazinvest inter-regional telecommunications companies (IRCs) and to other Russian operators. In Moscow the Group provided long-distance services to subscribers directly. In every region of the Russian Federation, Svyazinvest IRCs and other operators independently billed for long-distance services provided to their local network subscribers (except for subscribers in Moscow). The operators settled with the Group for long-distance call transit and termination services, and the Group, in turn, paid the respective operator for call termination services. In Moscow the Group billed subscribers for long-distance services directly. Starting January 1, 2006, in accordance with the new regulations, the Group bills end users for long-distance services directly charging them the full tariffs, previously charged by the IRCs and other operators. This led to a significant increase in Revenue from telecommunication services starting 2006 and subsequent years and a material increase in accounts receivable as of December 31, 2006, as compared to the revenues for the year ended December 31, 2005 and accounts receivable as of December 31, 2005 due to the gross presentation of the revenue and receivables in the consolidated financial statements (refer to Notes 11 and 20).

        Currently, the Group does not have at its disposal sufficient staff and other resources to process, prepare and analyze source documents, maintain information systems, issue bills, and collect payments to the full extent necessary. In order to perform these activities and ensure the corresponding infrastructure to conform to the new regulatory requirements, effective January 1, 2006, the Group entered into service contracts with Svyazinvest IRCs and other operators of local and intra-regional networks to act as the Company's regional agents (contracted service providers). Contracted services include customer services to end users, invoicing, and collection of payments for long-distance services provided by the Group. While relying on resources and data supplied by contracted service providers in calculating charges for long-distance services, the Group bears responsibility for calculating charges in compliance with applicable regulations.

        As a result, starting from the year ended December 31, 2006 in addition to the fees paid for call termination services, the Group also incurred Agent fees in connection with the service contracts which are included in charges by national network operators in the consolidated statements of income. In addition, the new legislation introduced compensation payments which are to be made by the Group to

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

3. OPERATING ENVIRONMENT OF THE GROUP (Continued)

IRC's as reimbursement for the expected reduction in their profitability. Charges by national network operators in the consolidated statements of income include such compensation payments of 3,612 (2006: 4,397). The above compensation payments were ended as of January 1, 2008.

        The new scheme of settlements significantly changed the income and expense structure as well as receivables and payables structure. The tables below summarize the effect of changes in telecommunication legislation on the Group's assets, liabilities, revenues and related expenses:

	December 31, 2006	December 31, 2005
Accounts receivable
Local operators	729	331
Subscribers	2,756	—
Accounts payable, provisions and accrued expenses
Local operators	(1,970)	(48)
Subscribers	(348)	(15)

Net effect	1,167	268

	Year ended December 31, 2006	Year ended December 31, 2005
Revenue from telecommunication services
Local operators	520	17,618
Subscribers	34,985	164
Charges by network operators—national
Agent fees	(6,647)	—
Interconnection fees	(18,111)	(5,990)
Bad debt expense	(369)	—

Net effect	10,378	11,792

        During the second half of 2006 and 2007 the Group started performing subscribers' billing and collection activities directly in relation to the largest subscribers located outside Moscow. The share of direct subscriber billing is constantly growing. Starting from September 1, 2007 the Group also significantly changed its scheme of settlements with subscribers in the Urals region. Before that date the Group had contracted OAO Uralsvyazinform (Svyazinvest IRC) as an agent for concluding contracts, billing subscribers, printing and delivery of invoices, collecting cash and claiming procedures for individuals and legal entities which were not direct subscribers. After September 1, 2007 the Group started billing all subscribers in the Urals region using its own billing system, but printing and delivery of invoices as well as collecting cash are still performed by other agents contracted by the Group. Revenues from servicing such subscribers for September - December 2007 amounted to 1,407.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

3. OPERATING ENVIRONMENT OF THE GROUP (Continued)

Inflation

        The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

For the year ended December 31,	Annual inflation
2007	11.9%
2006	9.0%
2005	10.9%

    Source: Federal Service of Public Statistics

4. PRINCIPAL ACCOUNTING POLICIES

        Set out below are the principal accounting policies used to prepare these consolidated financial statements:

Changes in Accounting Policies

        The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted those new/revised standards mandatory for financial years beginning on or after January 1, 2007. The changes in accounting policies result from adoption of the following new or revised standards:

  •
  IAS 1 Amendment—Presentation of Financial Statements;

  •
  IFRS 7 Financial Instruments: Disclosures;

  •
  IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies;

  •
  IFRIC 8 Scope of IFRS 2;

  •
  IFRIC 9 Reassessment of Embedded Derivatives;

  •
  IFRIC 10 Interim Financial Reporting and Impairment.

        The impact of the adoption of IFRS 7 and the changes to IAS 1 is to expand the disclosures provided in these financial statements regarding the Group's financial instruments, risk management policy and management of capital (see Notes 25, 26, 29, 30, 31, 32).

        The adoption of Interpretations issued by the International Financial Reporting Interpretations Committee did not have material impact on the Group's results of operations, financial position and cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

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

Changes in estimate of useful lives

        The Group assesses the remaining useful lives of items of property, plant and equipment at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

        In March 2006 the Company formalized a plan to gradually discontinue using analog trunk lines and equipment beginning from January 2006 and through the end of 2010. The Company has accordingly revised its estimate of the remaining period of use of the analog lines and equipment prospectively effective January 1, 2006. The net effect of change in useful lives of analog trunk lines for the year ended December 31, 2007 was to increase depreciation by 243 (2006: 1,393). The change in useful lives is expected to result in an increase of depreciation for the year ended December 31, 2008 by 163. Management believes this difference will be decreasing in the later years.

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

Site Restoration Provisions

        The Group reviews site restoration provisions at each balance sheet date and adjusts them to reflect the current best estimate in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

Post-Employment Benefits

        The Group uses actuarial valuation method for measurement of the present value of defined post-employment benefit obligations and related current service cost (refer to Note 23). This involves the use of demographic assumptions about the future characteristics of current and former employees who are eligible for benefits (mortality, both during and after employment, rates of employee turnover, etc.) as well as financial assumptions (discount rate, future salary and benefit levels, etc.).

Allowances

        The Group makes allowances for doubtful accounts receivable. Significant judgment is used to estimate doubtful accounts. In estimating doubtful accounts historical and anticipated customer performance are considered. Changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in the consolidated financial statements. As of December 31, 2007, 2006 and 2005, allowances for doubtful accounts have been created in the amount of 2,187, 1,594 and 1,371, respectively (refer to Note 11).

Goodwill

        The Group determines whether goodwill is impaired on an annual basis. This requires an estimation of the value in use of the cash-generating unit(s) to which goodwill is allocated. Estimating the value in use requires the Group to make an estimate of expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate present value of those cash flows. As at the reporting date the Group estimated the value in use of each cash-generating unit to be higher than the carrying amount of each unit's respective net assets including goodwill, except for ZAO Zebra Telecom. The carrying amount of consolidated goodwill as of December 31, 2007 is 702 (refer to Note 7).

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

Principles of consolidation

        The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December each year.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50% of the voting share capital of the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

        The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

        All intra-group balances, income and expenses and unrealised gains and losses resulting from intra-group transactions are eliminated in full.

        Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. Losses in excess of minority interest are allocated to the Group.

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

        An assessment of investments in associates for possible impairment or reversal of impairment recognized previously is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment to fund future losses. Unrealized profits and losses that arise from transactions between the Group and its associates are eliminated in the proportion to the Group's share in such associates.

Goodwill and excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost

        Goodwill represents the excess of the cost of acquisition over the net fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associate. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized by allocating to other assets on pro rata basis, but not below their fair value unless another basis is more appropriate.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Goodwill is not amortized. Instead it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date allocated to each of the cash-generating units or groups of cash-generating units expected to benefit from the combination's synergies, irrespective of whether other assets and liabilities of the Group are assigned to those units or group of units. Each unit or group of units to which goodwill is so allocated:

  •
  Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

  •
  Is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with IAS 14 Segment Reporting.

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

        Acquisitions of minority interests are accounted for using the entity concept method, whereby, the difference between the consideration paid and the carrying value of net assets attributable to minority interests acquired is recognized directly in equity by charging or crediting retained earnings.

Property, plant and equipment

        Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. The cost of the network comprises all qualifying expenditures up to and including the cabling and wiring to the local telephone operator's intercity exchange, and includes contractors' charges and payments on account, materials, direct labor, and interest costs on specific project financing up to the date of commissioning of the relevant assets. Dismantling costs are included in cost of property, plant and equipment.

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

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Items of property, plant and equipment that are retired or otherwise disposed of are eliminated from the balance sheet along with the corresponding accumulated depreciation. Any difference between the net disposal proceeds and carrying amount of the item is reported as a gain or loss on derecognition. The gain or loss resulting from such retirement or disposal is included in the determination of net income.

        Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Number of years
Buildings and site services	10 - 50
Cable and transmission devices:
• Channels	10 - 40
• Cable	30 - 40
• Radio and fixed link transmission equipment	15 - 20
• Telephone exchanges	15
Other	5 - 10

        The useful life of assets encompasses the entire time they are available for use, regardless of whether during that time they are in use or idle. The useful lives and residual value of assets and methods are reviewed at each financial year-end or more frequently if events occur that suggest a change is necessary and, if expectations differ from previous estimates, the changes are accounted for prospectively (refer to Note 6). Depreciation of an asset ceases at the earlier of the date the asset is classified as held for sale and the date the asset is derecognized.

        At each balance sheet date or more frequently if events occur that suggest a change is necessary an assessment is made as to whether there is any indication that the Group's assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as a loss in the statement of income. Any subsequent increase in the recoverable amount of the assets is reversed when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. Increase of the recoverable amount is limited to the lower of its recoverable amount and carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. The recoverable amount is determined as the higher of the assets' fair value less cost to sell, or value in use. The value in use of the asset is estimated based on forecast of future cash inflows and outflows to be derived from continued use of the asset and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate. In 2005, the Group recognized an impairment loss of 4,970 (refer to Notes 6 and 7) related to the impact of the new rules and regulations of the regulatory reform and restructuring of the national telecommunication sector as

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

discussed in detail in Note 3. Based on management's analysis there were no indicators of impairment of property, plant and equipment or release of impairment losses of the previous year as of December 31, 2007 and 2006.

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

        Advances given to suppliers of property, plant and equipment are included in construction in progress.

        Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Leases

        Service contracts that do not take the legal form of a lease but convey rights to the Group to use an asset or a group of assets in return for a payment or a series of fixed payments are accounted for as leases. Determining whether an arrangement contains a lease is determined based on the facts and circumstances of each arrangement to determine whether fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use that asset. Contracts meeting these criteria are then evaluated to determine whether they are either an operating lease or finance lease.

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

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

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

        Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment when there is an indication that the intangible asset may be impaired. Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end and, if expectations differ from pervious estimates, the changes are accounted for as changes in accounting estimates. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The Group assesses whether there is any indication that a finite lived intangible asset may be impaired at each reporting date. The Group also performs annual impairment tests for finite lived assets not yet placed in use. The amortization expense on intangible assets with finite lives is included in depreciation and amortization expenses in the consolidated statements of income.

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

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

Inventory

        Inventory principally consists of fuel and spare parts for the network. Inventory is stated at the lower of cost incurred in bringing each item to its present location and condition and its net realizable value. Cost is calculated on a first in first out basis. Items used in the construction of new plant and equipment are capitalized as part of the related asset. Net realizable value is determined with respect to current market prices less expected costs to disposal. Inventory used in the maintenance of equipment is charged to operating costs as utilized and included in repair and maintenance and other costs in the consolidated statements of income.

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

Financial instruments

        Financial instruments carried on the balance sheet include cash and cash equivalents, investments (other than in consolidated subsidiaries and equity method investees), non-hedge derivatives, accounts receivable, accounts payable and borrowings. The particular recognition methods adopted for financial instruments are disclosed in the individual policy statements associated with each item. The Group classifies financial assets and liabilities into the following categories: loans and receivables, financial assets and liabilities at fair value through profit or loss, available-for-sale financial assets, financial liabilities at amortized cost.

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and not originated with the intent to be sold immediately. Such assets are carried at amortized cost using the effective interest method less any allowance for impairment. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are integral part of the effective interest rate. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through amortization process.

        Financial assets and liabilities at fair value through profit and loss are financial assets or liabilities which are either classified as held for trading or derivatives or are designated by the Group as at fair value through profit or loss upon initial recognition. Financial assets are classified as held for trading if they are acquired for the purposes of selling in the near term. Gains and losses on investments held for trading are recognized in income.

        All financial liabilities are carried at amortized cost using effective interest rate method, except for derivative financial liabilities which are carried at their fair values.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Transactions with financial instruments are recognized using settlement date accounting. Assets are recognized on the day they are transferred to the Group and derecognized on the day that they are transferred by the Group.

        All other investments not classified in any of the two preceding categories are classified as available-for-sale. After initial recognition available-for-sale investments are measured at fair value with gains and losses being recognized as a separate component of equity until the investment is derecognized at which time the cumulative gain or loss previously reported in equity is included in the determination of net income. At each balance sheet date or more frequently if events occur that suggest a change is necessary an assessment is made as to whether there is any indication that the Group's investments may be impaired. Fair value of investment that are actively traded in organized markets is determined by reference to quoted market bid price at the close of business on the balance sheet day. For investment where there is no active market fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; references to current market value of other instruments which is substantially the same; discounted cash flow analysis or other valuation models.

        Interest income from investments is accrued during the period in which it is earned.

        The Group invests temporarily available funds in bills of exchange issued by various Russian companies maturing within 12 months after the balance sheet date or with no fixed maturity, which the Group plans to sell during the next year.

Borrowings

        Borrowings are initially recognized at fair value less directly attributable transaction costs, and have not been designated 'as at fair value through profit or loss'. In subsequent periods, borrowings are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognised as well as through the amortization process.

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

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

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

        Revenues from directly billed subscribers are recognized in the period where the services were provided based on the Group's billing system's data. Revenues from subscribers billed via agents are recognized in the period where the services were provided based on agent reports.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Prior to 2006, the Group charged and paid to regional local telephone operators and other telecommunication service providers in Russia either an agreed proportion of the amounts they billed to their subscribers or an agreed settlement rate based on traffic minutes. For outgoing telephone traffic originating in Moscow, subscribers were charged directly by the Group based on pre-set per minute tariffs regulated by the Ministry of Information Technologies and Communications.

        As referred to in Note 3 above, effective January 1, 2006, as a result of regulatory reform in the telecommunication industry, new regulations and rules were put in force that changed principles of interaction between the Group, local operators and end users in providing long-distance services. The introduction of the new settlement system represents a change in business practice resulting in new accounting for changed practice. Therefore, starting from January 1, 2006, the Group charges all its subscribers throughout Russia for outgoing telephone traffic based on pre-set per minute tariffs regulated by the Ministry of Telecommunications. The Group is charged by regional local operators for originating and terminating calls. The Group also incurs agent fees in connection with the service contracts concluded with regional local operators.

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

Provisions

        Provisions are recognised when when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in Other non-operating income or loss or capitalized in an asset if it is required by IFRS.

Employee benefits

        The Group operates a defined benefit pension scheme which requires one-off contributions, representing net present value of future monthly payments to employees, to be made by the Group to a separately administered pension fund upon employees' dismissal. A participating employee with fifteen or more years of service in telecommunication industry is eligible for the pension provided dismissal is accepted within one month after the statutory retirement age. The pension fund is liable for payments to the retired employees. Under the scheme benefits payable are indexed periodically. Actuarial gains and losses are recognized in the statement of income immediately.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        The Group uses the Project Unit Credit Method to determine the present value of its defined benefit obligations and the related current service cost and, where applicable, past service cost.

        The Group also participates in a defined contribution plan. Contributions made by the Group on defined contribution plans are charged to expenses when incurred. Effective January 1, 2004, maximum contribution is established at 100.00 Rubles per month per employee.

        The Group accrues for the employees' compensated absences (vacations) as the additional amount that the Group expects to pay as a result of the unused vacation that has accumulated at the balance sheet date.

        Under provision of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Group by the application of a regressive rate (from 26% to 2%) to the annual gross remuneration of each employee. The Group allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension funds varies from 20% to 2% depending on the annual gross salary of each employee. The Group's contributions relating to UST are expensed in the year to which they relate.

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

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        As at December 31, 2007, 2006 and 2005, the rates of exchange used for translating foreign currency balances were (in Russian Rubles for one unit of foreign currency):

	2007	2006	2005
US Dollar	24.55	26.33	28.78
Japanese Yen (100)	21.84	22.16	24.53
Special Drawing Rights (SDR)	38.75	39.58	41.13
EURO	35.93	34.70	34.18

    Source: the Central Bank of Russia

Dividends

        Dividends are recognized when the shareholder's right to receive the payment is established. Dividends in respect of the period covered by the financial statements that are proposed or declared after the balance sheet date but before approval of the financial statements are not recognized as a liability at the balance sheet date in accordance with IAS 10 Events After the Balance Sheet Date. The amount of dividends declared after the balance sheet date but before the financial statements were authorized for issue is disclosed in Note 33.

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

        The excess, and any further losses applicable to the minority, are charged against the majority interest, except to the extent that the minority has a binding obligation to, and is able to, compensate for the losses. If the subsidiary subsequently reports profits, the majority interest holder is allocated all such profits until the minority's interest holder share of losses previously absorbed by the majority has been recovered. If a subsidiary or an associate has outstanding cumulative preferred shares which are held outside the Group, the Company computes its share of profits or losses after adjusting for the preferred dividends, whether or not the dividends have been declared.

        The difference between consideration paid and the carrying values of net assets attributable to minority interests acquired was recognized directly in equity.

Earnings per share

        IAS 33, as revised, requires the application of the "two-class method" to determine earnings applicable to ordinary shareholders, the amount of which is used as a nominator to calculate earnings per ordinary share. The application of the "two-class method" requires that the profit or loss after

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

deducting preferred dividends is allocated to ordinary shares and other participating equity instruments to the extent that each instrument shares in earnings as if all of the profit or loss for the period had been distributed. The total profit or loss allocated to each class of equity instrument is determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

Segment information

        Effective December 1, 2003, the Group determined the primary segment reporting format to be business segments and the Group operates in one business segment for the provision of telecommunication services. This reportable segment was identified based on the organizational structure of the Group and types of activities the Company and its subsidiaries are engaged in.

IFRSs and IFRIC Interpretations not yet effective

        The Group has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

  •
  IAS 1 Presentation of Financial Statements (Revised);

  •
  IAS 23 Borrowing Costs (Revised);

  •
  IAS 27 Consolidated and Separate Financial Statements (Revised);

  •
  IAS 32 Financial Instruments: Presentation (Revised);

  •
  IFRS 3 Business Combinations (Revised);

  •
  IFRS 8 Operating Segments;

  •
  IFRIC 11 IFRS 2—Group and Treasury Shares Transactions;

  •
  IFRIC 12 Service Concession Arrangements;

  •
  IFRIC 13 Customer Loyalty Programmes;

  •
  IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

        The revised IAS 1 Presentation of Financial Statements is effective for annual periods beginning on or after 1 January 2009. The changes require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. The revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). The Group is still evaluating whether it will have one or two statements.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        One more amendment to IAS 1 requires disclosure of certain information relating to puttable financial instruments classified as equity. The Group does not expect this amendment to impact the financial statements of the Group.

        Revised IAS 27 was issued in January 2008 and become effective on or after July 2009. It requires that a change in ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give raise to gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as loss of control of a subsidiary. The changes introduced by IAS 27 must be applied prospectively and will affect future acquisitions and transactions with minority interests.

        The principal change to IAS 23 Borrowing Costs is to eliminate previously available option to recognize all borrowing costs as expense when incurred and will have no impact on the Group's financial statements because it has always been the Group's accounting policy to capitalize borrowing costs incurred on qualifying assets. The provisions of revised IAS 23 Borrowing Costs are effective for financial statements covering periods beginning on or after January 1, 2009.

        Amendment to IAS 32 becomes effective for annual periods beginning on or after 1 January 2009. It requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The Group does not expect this amendment to impact the financial statements of the Group.

        IFRS 3 introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. The changes introduced by IFRS 3 will be effective for financial years beginning on or after 1 July 2009. They must be applied prospectively and will affect future acquisitions and transactions with minority interests.

        IFRS 8 Operating Segments requires disclosure of information about the Group's operating segments and replaces the requirements to determine primary (business) and secondary (geographical) reporting segments of the Group. The Standard is effective for periods beginning on or after 1 January 2009. The Group has only one operating segment. There is no impact of IFRS 8 Operating Segments on the Group's results of operations and financial position.

        IFRIC No. 11 IFRS 2—Group and Treasury Shares Transactions addresses the issues whether certain transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2 Group and Treasury Shares Transactions, and concerns the accounting treatment for share-based payment arrangements that involve two or more entities within the same group. An entity shall apply this interpretation for annual periods beginning on or after March 1, 2007. The Group expects that this Interpretation will have no impact the on the Group's results of operations and financial positions.

        IFRIC 12 Service Concession Arrangements applies to service concession operators. Service concession operators are government or the public sector entities which grant contracts for supply of public services to private operators. This interpretation explains how to account for the obligations

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

undertaken and rights received in service concession arrangements. The interpretation shall be applied for annual periods beginning on or after January 1, 2008. As the Company and its subsidiaries are not service concession operators, this Interpretation will have no impact on the Group's results of operations and financial position.

        IFRIC 13 Customer Loyalty Programmes was issued in June 2007 and becomes effective for annual periods beginning on or after 1 July 2008. This Interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. The Group is now considering whether their arrangements with customers include terms which potentially may be subject to the requirements of this Interpretation. The adoption of the Interpretation may lead to deferral of some revenues. The Group is in the process of determining the effect of adoption of the Interpretation on the Group's results of operations and financial position.

        IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction was issued in July 2007 and becomes effective for annual periods beginning on or after 1 January 2008. This Interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognized as an asset under IAS 19 Employee Benefits. The Group expects that this Interpretation will have no impact on the Group's results of operations and financial positions as all current defined benefit plans are unfunded.

5. BUSINESS COMBINATIONS

        The Group did not make any acquisitions during 2007. However, the Group acquired two subsidiaries in 2006.

ZAO Globus-Telecom

        On April 3, 2006 the Group in a linked transaction acquired 95% shares of ZAO Globus-Telecom, of which 60% was acquired from ZAO Alsean-N for 666, 15% was acquired from OAO RTC-Leasing for 155 and 20% was acquired through purchase of 100% share in OOO Telecomcenter for 281. Costs directly attributable to the business combination amounted to 21 and consist of payments for legal and consulting services. The main activity of ZAO Globus-Telecom is provision of telecommunication services, including provision of local telecommunication services, data transmission services, rent of channels, to governmental, corporate and individual customers in Moscow and other regions throughout Russia. The purchase of ZAO Globus-Telecom was aimed to strengthen competitive position of the Group in the retail market by increasing its share of the Moscow corporate market and expanding the range of services provided to end-customers.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

5. BUSINESS COMBINATIONS (Continued)

        The results of operations and financial position of ZAO Globus-Telecom were consolidated by the Group beginning from April 3, 2006. The following table summarizes the fair values of identifiable net assets of ZAO Globus-Telecom acquired as at the acquisition date:

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

        The disclosure of carrying amounts of assets, liabilities and contingent liabilities of ZAO Globus-Telecom in accordance with IFRS, immediately before the business combination, is impracticable as ZAO Globus-Telecom had not been an IFRS reporter.

        From the date of acquisition till December 31, 2006, ZAO Globus-Telecom has contributed 6 to the increase of the net profit of the Group for 2006. If the combination had taken place at the beginning of 2006, the profit of the Group would have been 1,447 and revenue would have been 61,652.

ZAO Zebra Telecom

        On June 13, 2006, the Group acquired 100% shares of ZAO Zebra Telecom from Starford Investments Company Ltd. for 374 in cash. The main activity of ZAO Zebra Telecom is provision of local telecommunication services and Internet services mostly in Moscow to individual customers. The purchase of ZAO Zebra Telecom was aimed to increase diversification of activities of the Group and to develop the activities related to sale of prepaid telephone cards.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

5. BUSINESS COMBINATIONS (Continued)

        The results of operations and financial position of ZAO Zebra Telecom were consolidated by the Group beginning from June 13, 2006. The following table summarizes the fair values of net assets acquired as at the acquisition date:

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

        The disclosure of carrying amounts of assets, liabilities and contingent liabilities of ZAO Zebra Telecom in accordance with IFRS, immediately before the business combination, is impracticable as ZAO Zebra Telecom had not been an IFRS reporter.

        From the date of obtaining control till December 31, 2006 ZAO Zebra Telecom has contributed 13 to the decrease of the net profit of the Group for 2006. If the control was obtained at the beginning of the year, the profit of the Group would have been 1,417 and revenue would have been 61,741.

ZAO GlobalTel

        The Group owns 51% of the ordinary shares of ZAO GlobalTel, a Russian closed joint stock company since inception of ZAO GlobalTel. ZAO GlobalTel was created in 1996 to provide access to a US-based global mobile satellite telephone network. Since the time of its launch, the global satellite network has experienced technical problems and low subscriber interest, as the result of which ZAO GlobalTel has only recently developed its operations beyond the development stage. The US owner of the satellite network also owns the remaining 49 per cent of ZAO GlobalTel. The charter of ZAO GlobalTel, its by-laws and the way ZAO GlobalTel historically conducted its operations provided for substantive participation of both shareholders in the economic activities of ZAO GlobalTel. The minority shareholder had effective veto rights that would prevent the Group from causing ZAO

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

5. BUSINESS COMBINATIONS (Continued)

GlobalTel to take an action that is significant in the ordinary course of its business. Because effective control of ZAO GlobalTel did not rest with the Group, management accounted for the investment in ZAO GlobalTel under the equity method. The Group did not recognize its share in losses of ZAO GlobalTel as the accumulated share in losses of ZAO GlobalTel exceeded the investment of the Group in ZAO GlobalTel.

        From the date of acquisition till December 31, 2005 ZAO GlobalTel has contributed 37 to the reduction of the net profit of the Group. If the combination had taken place at the beginning of the year, the profit for the Group would have been 976 and revenue would have been 41,178.

        Loans and other accounts receivable from ZAO GlobalTel were fully provided for as a loss from ZAO GlobalTel. Any receipts from ZAO GlobalTel in respect of the loans and receivable were recognized as gain from associates in the period they were received.

        On April 25, 2005 the shareholders' meeting of ZAO GlobalTel approved a new charter which abolished the other shareholder's veto and substantive participation rights. The Group assessed that these changes resulted in it obtaining control over ZAO GlobalTel, thus, converting it from jointly controlled entity to a subsidiary of the Group. Consequently, the results of operations and financial position of ZAO GlobalTel were consolidated in the financial statements of the Group prospectively beginning from April 25, 2005.

        The results of operations and financial position of ZAO GlobalTel were consolidated by the Group beginning from April 25, 2005. Upon obtaining control on that date, the accumulated losses were recognized in retained earnings.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2007, 2006 and 2005 was as follows:

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2007	24,329	103,039	25,129	8,293	160,790
Additions	—	—	—	7,144	7,144
Disposals	(1,070)	(9,782)	(1,620)	(71)	(12,543)
Transfer	489	3,708	1,683	(5,880)	—
Reclassification	360	(57)	(303)	—	—

At December 31, 2007	24,108	96,908	24,889	9,486	155,391

Accumulated Depreciation and Impairment Losses
At January 1, 2007	(18,767)	(85,265)	(17,436)	(136)	(121,604)

Depreciation expense	(1,197)	(4,007)	(2,150)	—	(7,354)

Disposals	967	9,640	1,417	23	12,047

Reclassification	(5)	25	(20)	—	—

At December 31, 2007	(19,002)	(79,607)	(18,189)	(113)	(116,911)

Net book value at December 31, 2007	5,106	17,301	6,700	9,373	38,480

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2006	26,143	112,816	24,307	6,789	170,055
Additions	—	—	—	7,706	7,706
Additions with acquired subsidiaries	—	157	31	25	213
Disposals	(2,022)	(13,313)	(1,801)	(48)	(17,184)
Transfer	208	3,379	2,592	(6,179)	—

At December 31, 2006	24,329	103,039	25,129	8,293	160,790

Accumulated Depreciation and Impairment Losses
At January 1, 2006	(18,449)	(93,659)	(17,183)	(136)	(129,427)
Depreciation expense	(1,805)	(4,674)	(1,919)	—	(8,398)
Disposals	1,487	13,068	1,666	—	16,221

At December 31, 2006	(18,767)	(85,265)	(17,436)	(136)	(121,604)

Net book value at December 31, 2006	5,562	17,774	7,693	8,157	39,186

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2005	23,039	124,724	24,597	4,313	176,673
Additions	—	—	—	7,944	7,944
Additions with acquired subsidiaries	—	328	28	79	435
Disposals	(1,076)	(11,699)	(2,214)	(8)	(14,997)
Transfer	228	1,886	3,425	(5,539)	—
Reclassification	3,952	(2,423)	(1,529)	—	—

At December 31, 2005	26,143	112,816	24,307	6,789	170,055

Accumulated Depreciation and Impairment Losses
At January 1, 2005	(15,774)	(97,071)	(17,841)	—	(130,686)
Depreciation expense	(757)	(4,761)	(1,618)	—	(7,136)
Impairment losses	(1,112)	(2,687)	(1,026)	(136)	(4,961)
Disposals	700	10,632	2,024	—	13,356
Reclassification	(1,506)	228	1,278		—

At December 31, 2005	(18,449)	(93,659)	(17,183)	(136)	(129,427)

Net book value at December 31, 2005	7,694	19,157	7,124	6,653	40,628

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

        As of December 31, 2007 the balance of construction in progress includes advances given to suppliers of property, plant and equipment in amount of 4,278 (2006: 2,508, 2005: 1,954).

        At December 31, 2007 the cost of fully depreciated property, plant and equipment was 69,222 (2006: 68,212, 2005: 51,777).

Interest capitalization

        Interest amounting to 239, 273 and 118 was capitalized in property, plant and equipment for the years ended December 31, 2007, 2006 and 2005. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 9.1%, 7.8% and 5.4%, respectively.

Pledged property, plant and equipment

        Property, plant and equipment with a carrying value of 2,097, 3,240, and 3,837 was pledged in relation to loan agreements entered into by the Group as of December 31, 2007, 2006 and 2005, respectively. Included in pledged property, plant and equipment as of December 31, 2007, 2006 and 2005 is also the Satellite Gateway equipment with a carrying value of 102, 154 and 206, respectively, pledged in connection with vendor financing received from Globalstar L.P. (minority shareholder of ZAO GlobalTel). Currently, ZAO GlobalTel is in default on this vendor financing (see also Note 17).

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

        As of December 31, 2005 the Group performed the assessment of the impact of the new rules and regulations on its business and results of operations that resulted in a 4,970 impairment loss recognized in the statement of income for the year ended December 31, 2005 related to write-down of certain property, plant and equipment of 4,961 and goodwill of 9 to their recoverable amount. The recoverable amount of property, plant and equipment was based on value in use and was determined at the cash-generating unit level. The cash-generating unit consisted of the Company and its subsidiaries: ZAO Westelcom and MTs NTT. Impairment analysis was performed based on the value in use as fair value less cost to sell cannot be determined reliably. In determining value in use for the cash-generating unit, the cash flows were discounted at a rate of 16.65% on a pre-tax basis and cash flows beyond the 5-year period were extrapolated using a 5% growth rate.

        In 2007 the Company has changed the presentation of impairment loss recognized in 1998 in the financial statement which was previously reported as a reduction of the cost of property, plant and equipment, to make it consistent with presentation of impairment loss recognized in 2005 as required by IFRS. The change in presentation affects disclosure and does not affect the numbers reported previously either in the balance sheet or in the statements of income or other statements. The effect of

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

this change on the disclosure of information on property, plant and equipment for comparative periods is represented below.

	As previously reported	As currently reported	Difference
Cost at January 1, 2006
Buildings	25,632	26,143	511
Cable and transmission	111,551	112,816	1,265
Other	24,190	24,307	117
CIP	6,789	6,789	—

Total	168,162	170,055	1,893
Accumulated depreciation at January 1, 2006
Buildings	(17,938)	(18,449)	(511)
Cable and transmission	(92,394)	(93,659)	(1,265)
Other	(17,066)	(17,183)	(117)
CIP	(136)	(136)	—

Total	(127,534)	(129,427)	(1,893)
Net book value at January 1, 2006
Buildings	7,694	7,694	—
Cable and transmission	19,157	19,157	—
Other	7,124	7,124	—
CIP	6,653	6,653	—

Total	40,628	40,628	—
Cost at January 1, 2007
Buildings	23,849	24,329	480
Cable and transmission	101,916	103,039	1,123
Other	25,026	25,129	103
CIP	8,293	8,293	—

Total	159,084	160,790	1,706
Accumulated depreciation at January 1, 2007
Buildings	(18,287)	(18,767)	(480)
Cable and transmission	(84,142)	(85,265)	(1,123)
Other	(17,333)	(17,436)	(103)
CIP	(136)	(136)	—

Total	(119,898)	(121,604)	(1,706)

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

Net book value at January 1, 2007
Buildings	5,562	5,562	—
Cable and transmission	17,774	17,774	—
Other	7,693	7,693	—
CIP	8,157	8,157	—

Total	39,186	39,186	—

7. GOODWILL AND OTHER INTANGIBLE ASSETS

        The net book value of other intangible assets as of December 31, 2007 and 2006 was as follows:

	Goodwill	Number capacity	Trademarks	Computer software	Other	Total
Cost
At January 1, 2007	948	353	197	1,176	150	2,824
Additions	—	1	—	259	220	480

At December 31, 2007	948	354	197	1,435	370	3,304

Accumulated Amortization and Impairment Losses
At January 1, 2007	(9)	—	—	(13)	(7)	(29)
Impairment losses	(237)	—	(34)	—	—	(271)
Amortization expense	—	—	—	(251)	(8)	(259)

At December 31, 2007	(246)	—	(34)	(264)	(15)	(559)

Net book value at December 31, 2007	702	354	163	1,171	355	2,745

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

7. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

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

        The Other intangibles include a prepayment in amount of 151 related to certain rights to use.

        The intangible assets recognized separately as a result of acquisition of ZAO Globus-Telecom and ZAO Zebra Telecom (refer to Note 5) represent resources from which future economic benefits are expected to flow to the Group, and include the following classes:

  •
  number capacity,

  •
  trademarks,

  •
  computer software

        The owned number capacity and trademarks are intangible assets with indefinite useful lives and are not amortized. Both assets have no legal restrictions on the term of their use and the Group can derive economic benefits from their use during indefinite term. These assets are tested for impairment annually or more frequently if there is an indication that the intangible assets may be impaired.

        The computer software includes internally generated and acquired intangible assets and has estimated useful lives from 1 to 10 years.

        Interest amounting to 5, 76 and 0 was capitalized primarily in computer software for the years ended December 31, 2007, 2006 and 2005.

        The goodwill recognized is attributed to the acquisitions of ZAO Globus-Telecom and ZAO Zebra Telecom (refer to Note 5).

        ZAO Globus-Telecom's telecommunication service was identified as separate cash-generating unit with goodwill and indefinite life intangible assets acquired through business combination allocated to it. The recoverable amount of ZAO Globus-Telecom's telecommunication service which is higher than its carrying amount at the reporting date has been determined based on value in use calculation using cash flow projection from financial budget approved by senior management for 2008 and extrapolated for the next four-year period, cash flows beyond this period are extrapolated using nil growth rate. The

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

7. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

pre-tax discount rate applied to cash flow projection is 13.7% (2006: 10.6%). The gross margin was based on a range of 58% - 60%.

        ZAO Zebra Telecom was identified as separate cash-generating unit at its acquisition date in June 2006 with goodwill and indefinite life intangible assets allocated thereto. In the last half of 2007, the Group determined that there were indications of impairment of goodwill and indefinite life intangible assets related to ZAO Zebra Telecom due to a decline in market conditions for their services. Therefore, the Group compared the recoverable amount of ZAO Zebra Telecom with its carrying amount and recognized an impairment loss of 271, of which 237 was allocated to goodwill and 34 was allocated to the respective trademark which is an indefinite lived intangible asset. Consequently, goodwill was fully written off in 2007. Concurrently, as a result of the decline in market conditions, the Group decided to change the business model where ZAO Zebra Telecom will provide termination services to the Group. This change in business model will result in ZAO Zebra Telecom producing a significant amount of internally generated cash inflows from the provision of the termination services using ZAO Zebra Telecom's zone network. Thus, ZAO Zebra Telecom ceased to be separate cash-generating unit at that time.

        The recoverable amount of ZAO Zebra Telecom also has been determined based on its value in use calculated using the cash flow projection from financial budget approved by senior management for 2008 and extrapolated for the next four-year period, cash flows beyond this period are extrapolated using nil growth rate. The pre-tax discount rate applied to the cash flow projection is 15.1% (2006: 14.7%). The gross margin was based on a range of 41%—44%.

        The carrying amount of goodwill, the number capacity and trademarks as of December 31, 2007 allocated to each of the cash-generating units is as follows:

	ZAO Globus-Telecom	Rostelecom	Total
Goodwill	702	—	702
Number capacity	353	1	354
Trademarks	—	163	163

Net book value at December 31, 2007	1,055	164	1,219

Rostelecom

        The recoverable amount of the Rostelecom unit to which indefinite lived intangible assets from ZAO Zebra Telecom acquisition are allocated has been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management for 2008 and extrapolated for the next four-year period, cash flows beyond this period are extrapolated using nil growth rate . The discount rate applied to the cash flow projections is 14.6%.

        As of December 31, 2007 and 2006 the carrying amounts of ZAO Globus-Telecom and Rostelecom units were less than their recoverable amounts, thus no impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2007 and 2006.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

7. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        The calculation of value in use for both ZAO Globus-Telecom and ZAO Zebra Telecom are most sensitive to the gross margin, discount rate and market share assumption. Gross margin is based on actual results for 2007. Discount rates reflect management's estimate of the risks specific to the units. This is the benchmark used by management to assess operating performance and to evaluate future investment proposals. Market share assumptions are important because management assess how the unit's position, relative to its competitors, might change over the budget period.

8. SUBSIDIARIES

        These consolidated financial statements include the assets, liabilities and results of operations of Rostelecom and the following of its subsidiaries, all registered in the Russian Federation:

		Effective share of the Group as of December 31,
Subsidiary
	Main activity	2007	2006	2005
ZAO MTs NTT	Fixed line telecommunication services	100%	100%	100%
ZAO Westelcom	Leasing of telecommunication equipment	100%	100%	100%
ZAO Zebra Telecom (see Note 5)	Local telecommunication services and Internet services	100%	100%	—
ZAO Globus-Telecom (see Note 5)	Local telecommunication services	94.9%	94.9%	—
ZAO GlobalTel (see Note 5)	Satellite telecommunications	51%	51%	51%
ZAO SK Kostars	Insurance services	86.7%	86.7%	60%
ZAO Incom	Local telecommunication services	84.8%	54.4%	54.4%
DP Pansionat Malakhit	Recreational services	100%	100%	100%
OAO InfoTeKS Taganrog Telecom	Local telecommunication services	100%	74%	74%

        In March 2007, the Group acquired outstanding minority interest of 26% in OAO InfoTeKS Taganrog Telecom, which is the subsidiary of ZAO Westelcom, for the cash payment of 25. As of December 31, 2006 and 2005 ZAO Westelcom's interest in OAO InfoTeKS Taganrog Telecom was 74%. In 2005 and 2006 the latter had negative net assets and minority interest in accumulated loss was allocated against the Group's interest. The results of operations and financial position of OAO InfoTeKS Taganrog Telecom were consolidated by the Group in the accompanying financial statements for the years ended December 31, 2007, 2006 and 2005.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

9. INVESTMENTS IN ASSOCIATES

        Investments in associates as of December 31, 2007, 2006 and 2005 were as follows:

Associate	Main activity	Voting share capital, %	2007 Carrying amount	2006 Carrying amount	2005 Carrying amount
OAO RTComm.RU	Internet services	31	317	217	222
OAO MMTS-9	Telecommunication services	49	114	76	73
OAO Svyazintek	Implementation of integrated billing systems	19	60	36	27
Other	Various		3	1	9

Total investments in associates			494	330	331

        The Group's share in OAO Svyazintek is 19%. However, the Group has the right to nominate two of eleven directors to the Board of OAO Svyazintek while each of other shareholders has only one director. This right gives to the Group an opportunity to have significant influence on decision-making process of OAO Svyazintek. The Group accounts its interest in OAO Svyazintek through equity method.

        Summarized financial information as of December 31, 2007, 2006 and 2005 and for the years then ended of the associates disclosed above is presented below:

Aggregate amounts	2007	2006	2005
Assets	3,624	3,778	1,353
Liabilities	2,037	2,679	449
Revenue	8,539	5,729	3,401
Net income	444	255	226

        All associates are registered in the Russian Federation.

        In March 2007, the Group acquired 53.72% of preferred shares of OAO MMTS-9 for a cash payment of 17. This acquisition resulted in effective ownership of 50.29%, however, these shares do not have voting rights. Therefore, the acquisition did not result in obtaining control over OAO MMTS-9.

        As of December 31, 2007, 2006 and 2005, Rostelecom had significant influence on OAO RTComm.RU through ownership of 31.09% of voting shares of OAO RTComm.RU which main activity is Internet access services to enterprises and individuals. In 2008 the Group plans to obtain control over OAO RTComm.RU by acquiring additional 68% equity interest. For more details refer to Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

9. INVESTMENTS IN ASSOCIATES (Continued)

        In April 2005, according to the changed charter of ZAO GlobalTel, the Group obtained control over ZAO GlobalTel and consolidated the latter in the financial statements as of December 31, 2006 and 2005 (refer to Note 5).

10. LONG-TERM INVESTMENTS

        Long-term investments are available-for-sale investments Rbl denominated and as of December 31, 2007, 2006 and 2005 comprised the following:

	2007	2006	2005
Investment in Golden Telecom	10,945	4,963	3,017
Investment in OAO Sberbank of Russia	826	724	298
Other available-for-sale investments	76	41	28

Total long-term investments	11,847	5,728	3,343

        Investments in OAO Sberbank of Russia stated at fair value determined based on Russian Trade System (RTS) closing bid price at the last trading date.

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

        In December 2005, provisions in the Shareholders' Agreement that gave to the Group the right to appoint two directors to the Board of Golden Telecom lapsed and effective December 1, 2005, the Group's remaining rights are limited to maintaining membership of less than two directors in the Board of Golden Telecom, depending on the current effective voting power in the latter. The above change brought to cessation the Group's significant influence over Golden Telecom effective December 1, 2005. Consequently, effective December 1, 2005, the Group discontinued applying equity method of accounting for its investment in Golden Telecom and reclassified this investment as an available-for-sale financial asset with initial cost equal to carrying value of equity investment in Golden Telecom at the date of the reclassification. As of December 31, 2007, 2006 and 2005 investment in Golden Telecom is measured at its fair value determined based on NASDAQ closing bid price at the last trading day.

        The Group did not make any material disposals of its investments in 2007. During 2006 the Group sold its interests in ZAO Telecross, OOO RTC-Sibir, OOO Artelecom-Service, OAO A-Svyaz, ZAO Rostelecomimport and ZAO AKB Promsvyazbank with a carrying value of 11 for a cash payment of 56.

        In February 2008 the Group sold its interest in Golden Telecom, Inc at the amount of USD 464 million (11,385 at the exchange rate as of that date). For additional information refer to Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

11. ACCOUNTS RECEIVABLE

        Accounts receivable as of December 31, 2007, 2006 and 2005 comprised the following:

	2007	2006	2005
Local operators	1,067	1,679	1,849
Subscribers	5,056	4,519	1,083
Foreign operators	1,033	696	696
Other	1,751	1,284	596
Less: allowance for doubtful trade accounts receivable	(1,994)	(1,132)	(898)

Trade accounts receivable, net	6,913	7,046	3,326

Prepayments	503	418	379
Prepaid taxes other than on income	791	1,092	1,210
Other accounts receivable	349	721	790
Less: allowance for doubtful other accounts receivable	(127)	(456)	(473)

Other accounts receivable, net	1,516	1,775	1,906

Total accounts receivable	8,429	8,821	5,232

        The net accounts receivable balance is not past due.

        The following table summarizes accounts receivables denominated in foreign currencies as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
USD	716	517	347
SDR (special drawing right)	269	140	325
Other currencies	48	39	24

Accounts receivable denominated in foreign currencies, gross	1,033	696	696

Less: allowance for doubtful accounts receivable	(339)	(293)	(237)

Accounts receivable denominated in foreign currencies, net	694	403	459

        As of December 31, 2007, 2006 and 2005, the carrying value of trade accounts receivable approximated their fair value.

        The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Balance, beginning of year	1,594	1,371	2,284
Provision/(recovery) for doubtful accounts receivable	815	389	(140)
Accounts receivable written-off	(222)	(166)	(773)

Balance, end of year	2,187	1,594	1,371

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

11. ACCOUNTS RECEIVABLE (Continued)

        As of December 31, 2007 balance of the allowance for doubtful accounts receivable decreased long-term accounts receivable and short-term accounts receivable by 66 and 2,121, respectively. As of December 31, 2006 balance of the allowance for doubtful accounts receivable decreased long-term accounts receivable and short-term accounts receivable by 6 and 1,588, respectively. Long-term accounts receivable are included in other non-current assets in the consolidated balance sheets.

12. SHORT-TERM INVESTMENTS

        Short-term investments include investments available-for-sale, which are stated at fair value, and loans and receivables which are stated at amortized cost using the effective interest rate method. Short-term investments comprised the following as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
Bills of exchange	343	542	5,312
Short-term deposits and deposit certificates	6,547	7,916	6,878
Other	30	38	48

Total short-term investments	6,920	8,496	12,238

        Short-term investments include amounts totaling to 1,294 (2006: 2,182, 2005: 2,475) which are denominated in US dollars as of December 31, 2007, 2006 and 2005:

        Bills of exchange and short-term deposits and deposit certificates are classified as loans and receivables.

        The bills of exchange bear interest in the range from 7% to 10% and are denominated in Rubles, as well as in foreign currencies. As of December 31, 2007, approximately 0% (2006: 26%, 2005: 33%) of the Group's total bills of exchange are denominated in foreign currencies, represented by US dollars.

13. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2007, 2006 and 2005 included cash on hand and at bank accounts and short-term deposits and bills of exchange with original maturities of less than three months as follows:

	2007	2006	2005
Cash at bank—Rubles	3,106	1,147	2,165
Cash at bank—Foreign currencies	105	93	58
Short term deposits—Rubles	67	6	170
Short-term bills of exchange	—	1,101	—
Other	6	6	5

Total cash and cash equivalents	3,284	2,353	2,398

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

14. EQUITY

Share capital

        The authorized share capital of the Company as of December 31, 2007, 2006 and 2005 comprised 1,634,026,541 ordinary shares and 242,832,000 non-redeemable preferred shares. The par value of both ordinary and preferred shares amounted to Rbl 0.0025 per share.

        As of December 31, 2007, 2006 and 2005, the issued and outstanding share capital was as follows:

	Number of shares	Nominal value	Carrying amount
Ordinary Shares, Rbl 0.0025 par value	728,696,320	1.822	75
Preferred Shares, Rbl 0.0025 par value	242,831,469	0.607	25

Total	971,527,789	2.429	100

        There were no transactions with the Company's own shares during 2007, 2006 and 2005.

        The Board of Directors of Rostelecom is authorized under its Charter to issue additional ordinary shares up to the total of the authorized share capital without further approval of shareholders.

        The nominal share capital of the Company recorded on its incorporation has been indexed, to account for the effects of inflation from that date through December 31, 2002. The share capital in the Russian statutory accounts at December 31, 2007, 2006 and 2005 amounted to 2,428,819 nominal (uninflated) Rubles.

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

        Preferred shares carry dividends amounting to the higher of 10% of the net income after taxation of the Company as reported in the Russian statutory accounts divided by the number of preferred shares and the dividends paid on one ordinary share. If the holders of preferred shares receive dividends of less than 10% of the net income after taxation as reported in the Russian statutory accounts, no dividends to the holders of ordinary shares are declared. Owners of preferred shares have the right to participate in and vote on all issues within the competence of shareholders' general meetings following the annual shareholders' general meeting at which a decision not to pay (or to pay partly) dividends on preferred shares has been taken.

        In case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to number of owned shares.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

14. EQUITY (Continued)

        Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 24).

        Distributable earnings of all entities included in the Group are limited to their respective retained earnings, as mandated by statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2007, 2006 and 2005 amounted to 43,645, 35,171 and 28,972, respectively.

Reserve capital

        In accordance with the Company's Charter, Rostelecom has to maintain a reserve fund through a mandatory annual transfer of at least 5% of its statutory net profits up to the maximum amount of 15% of its statutory share capital. As of December 31, 2007, 2006 and 2005 the statutory reserve fund amounted to 364,323 nominal (uninflated) Rubles. These amounts are prohibited for distribution by current Russian legislation except for some limited cases.

Dividends

        Dividends declared to holders of preferred and ordinary shares for the years ending December 31, 2006, 2005 and 2004 were accrued in the following years:

	2007	2006	2005
Dividend—preferred shares	718	903	722
Dividend—ordinary shares	1,078	1,138	1,064

Total dividends	1,796	2,041	1,786

	Rbl	Rbl	Rbl
Dividend per preferred share	2.96	3.72	2.97
Dividend per ordinary share	1.48	1.56	1.46

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

15. ACCOUNTS PAYABLE, PROVISIONS AND ACCRUED EXPENSES

        Accounts payable, provisions and accrued expenses consisted of the following as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
Trade accounts payable	4,601	6,100	3,064
Short-term portion of pension obligations (refer to Note 23)	55	63	49
Short-term portion of site restoration provisions	41	26	8
Compensation related accruals	1,324	741	540
Other accrued expenses	1,349	375	339
Dividends payable	75	67	56

Current accounts payable, provisions and accrued expenses	7,445	7,372	4,056

Long-term portion of pension obligations (refer to Note 23)	98	112	123
Long-term portion of site restoration provisions	57	78	17
Long-term advances received	59	69	87
Other long-term accounts payable	55	67	151

Non-current accounts payable, provisions and accrued expenses	269	326	378

Total accounts payable, provisions and accrued expenses	7,714	7,698	4,434

        The following table summarizes trade accounts payable denominated in foreign currencies as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
USD	463	932	696
SDR	181	314	684
Other currencies	241	177	215

Accounts payable denominated in foreign currencies	885	1,423	1,595

        Site restoration provisions represent present value of the expenditures the Company expects to incur in connection with phasing out of analog trunk lines during 2007-2010 in accordance with the formalized plan of the Company (refer also to Note 6). The discount rate of 14.50% was used based on the weighted average cost of capital. As of December 31, 2007 total amounts of site restoration provisions equal to 98 (2006: 104; 2005: 25), of which 41 (2006: 26; 2005: 8) are included in accounts payable and accrued expenses and 57 (2006: 78; 2005: 17) are included in non-current accounts payable in the consolidated balance sheets as of December 31, 2007.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

16. FINANCE LEASE PAYABLE

        Leased assets as of December 31, 2007, 2006 and 2005, where the Group is a lessee of IRU, plants and machinery under finance lease agreements, comprised of the following:

	2007	2006	2005
Cost—capitalized finance leases	572	523	430
Impairment loss and accumulated depreciation	(160)	(108)	(54)

Net book value	412	415	376

        In April 2005, the Group entered into an IRU finance lease agreement for use a portion of the network capacity of a terrestrial optical fiber cables. The lease agreement is non-cancellable for the period of 15 years, which approximates the remaining useful life of the above optical fibers. Effective interest rate of the lease is 7.21% p.a. Lease payments are denominated in US Dollars.

        Also the Group is involved into a finance lease agreement for use of a digital telecommunication station over its estimated remaining useful life of 7 years. Effective interest rate of the lease is 11.7% p.a. Lease payments are denominated in Rubles.

        In 2007, the Group entered into a number of minor finance lease agreements for purchase of telecommunication equipment and vehicles for an average period of 3 years. Effective interest rate of these leases is 10.3% p.a.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

16. FINANCE LEASE PAYABLE (Continued)

        Future minimum lease payments together with the present value of the net minimum lease payments as of December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Finance lease liabilities—minimum lease payments
Current portion of finance lease liability	135	111	53
Between one to two years	106	83	44
Between two to three years	54	93	44
Between three to four years	43	43	44
Between four to five years	43	43	44
Over five years	307	349	438

Total minimum lease payments	688	722	667
Less interest	(184)	(217)	(246)

Present value of minimum lease payments	504	505	421

Present value of minimum lease payments
Not later than 1 year	108	78	52

Later than 1 year and not later than 5 years	157	163	144
Later than 5 years	239	264	225

Total non-current lease payable	396	427	369

Total lease payable	504	505	421

        Depreciation of property, plant and equipment under the finance lease contracts for 2007 amounted to 52 (2006: 54; 2005: 10; refer to Note 6). Finance charges for the year ended December 31, 2007 amounted to 82 (2006: 44; 2005: 14) and included in interest expense in the consolidated statement of income.

17. VENDOR FINANCING PAYABLE

        Vendor financing payable includes the following as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
Globalstar L.P.	1,246	1,249	1,289
IBM Corporation	—	—	388
Peter Service	391	391	—

Vendor financing payable—current portion	1,637	1,640	1,677

Peter Service	—	362	—

Vendor financing payable—non-current portion	—	362	—

Total vendor financing payable	1,637	2,002	1,677

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

17. VENDOR FINANCING PAYABLE (Continued)

        As of December 31, 2007, the Group had the following outstanding vendor financing payable:

  •
  1,246 (US$ 51 million) payable by ZAO GlobalTel to Globalstar L.P., which is the minority shareholder of ZAO GlobalTel, for the purchase of three gateways and associated equipment and services (refer Note 6). Globalstar L.P. has a lien over this equipment until the liability is fully paid. ZAO GlobalTel is in default in respect of payments in 2004, 2005, 2006 and 2007 and has not obtained a waiver from Globalstar L.P. As a result, the whole balance of 1,008 (2006: 1,082, 2005: 1,182) (US$ 41 million) is classified as current in these consolidated balance sheets as of December 31, 2007, 2006 and 2005. Penalty interest in amount of 238, 167 and 107, accrued for each day of delay at the rate of 10% p.a., is included in vendor financing payable in these balance sheets as of December 31, 2007, 2006 and 2005, respectively. In 2006 Loral, which is the legal successor of Globalstar L.P., brought an action against ZAO GlobalTel claiming immediate repayment of 1,246. Management believes that if immediate repayment of the defaulted vendor financing and loans is demanded, it would not have a material adverse effect on the Group's results of operations, financial position and operating plans.

  •
  391 payable by the Company to ZAO Peter-Service for the purchase of billing system. The liability is repayable in equal quarterly installments up to December 31, 2008. Notes payable bear an interest of 7.73% p.a.

18. LONG-TERM BORROWINGS

        Long-term borrowings as of December 31, 2007, 2006 and 2005 were as follows:

Maturity	2007	2006	2005
Current portion of interest bearing loans	2,585	3,005	851

Between one to two years	136	198	621
Between two to three years	36	63	587
Between three to four years	—	37	544
Between four to five years	—	—	520
Over five years	—	—	960

Non-current portion of interest bearing loans	172	298	3,232

Total interest bearing loans	2,757	3,303	4,083

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

18. LONG-TERM BORROWINGS (Continued)

        As of December 31, 2007, 2006 and 2005, interest bearing loans, which are mostly denominated in foreign currencies, were as follows:

	2007	2006	2005
US Dollars (US$)	2,397	3,055	3,812
Japanese Yen (JPY)	—	32	103
EURO	77	123	168

Foreign currency denominated loans	2,474	3,210	4,083
Russian Ruble denominated loans	283	93	—

Total interest bearing loans	2,757	3,303	4,083

        As of December 31, 2007, the Group entered in loan agreements with 9 banks and other financial institutions. The loans denominated in US Dollars are made at fixed rates of 4 - 6.5% and floating rates of LIBOR + 0.5 - 3.25%. The Russian Rouble denominated loans are made at approximately 10% p.a. Effective interest rates of interest bearing loans approximate their nominal rates.

        Included in long-term loans is the amount of 2,047 on a credit agreement between Rostelecom and Vnesheconombank (VEB) entered into in December 2005. The loan is repayable annually up to the end of 2012. Under the existing credit agreement with Vnesheconombank and CSFB the Group is required to meet at the end of each quarter various financial covenants applied to the statutory financial statements of the Company, including maintaining certain level of debt to equity and debt to income ratios. As of December 31, 2006 and December 31, 2007 the Group was not in compliance with some of the covenants, stipulated in the loan agreement and no waiver had been obtained from the banks. The Group received waivers from the bank only after the reporting dates (in June 2008 and in June 2007 respectively), hence the whole amount of the loan is included in current portion of long-term loans in the consolidated balance sheet as of December 31, 2007 and December 31, 2006. The Group was in compliance with the covenants as of March 31, 2008 as well as of March 31, June 30 and September 30, 2007 and 2006.

        In connection with the $100 million loan from Vnesheconombank and CSFB, on June 28, 2006, the Group entered into interest rate swap agreement with CSFB. In accordance with the interest rate swap agreement each June 28 and December 28, commencing on December 28, 2006 and ending on December 28, 2012, the Group undertakes an obligation to CSFB calculated at a fixed interest rate and CSFB undertakes an obligation to the Group in the amount calculated at floating rate payable by the Group on its loan. The Group did not designate the above interest rate swap derivative as hedging instrument. Therefore, this financial instrument was classified as financial liability at fair value through profit and loss amounted to 73 (2006:15) (refer to Note 15). Fair value of the derivative is calculated by discounting of future cash flows determined by condition and payments schedule of the agreement using forward rates of similar instruments at the reporting date. The net loss of 58 related to the change in the fair value of the interest rate swap contract was included in the non-operating loss in the consolidated statement of income for the year ended December 31, 2007 (2006: 15).

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

18. LONG-TERM BORROWINGS (Continued)

        225 on a credit agreement between ZAO GlobalTel and Loral Space and Communications Corporation ("Loral"). ZAO GlobalTel is in default in respect of these loans. A penalty in the amount of 55 is included in the outstanding balance. As no waiver has been obtained from Loral, these loans are classified as current in the consolidated balance sheet as of December 31, 2007. The loan does not provide for any collateral. . In 2006 Loral brought an action against ZAO GlobalTel claiming immediate repayment of 225.

19. INCOME TAXES

        The components of net deferred tax assets and liabilities at December 31, 2007, 2006 and 2005, and the respective movements during 2007, 2006 and 2005, were as follows:

			Movement during 2007 recognized in
	December 31, 2006	Additions with acquired subsidiaries	Equity	Profit for the period	December 31, 2007
Tax effects of future tax deductible items
Accounts receivable	100	—	—	204	304
Accounts payable, provisions and accrued expenses	246	—	—	(115)	131
Other	101	—	—	11	112

Gross deferred tax asset	447	—	—	100	547

Tax effects of future taxable items:
Equity Investments	1,026	—	1,335	31	2,392
Property, plant and equipment	2,716	—	—	(557)	2,159
Other intangible assets	149	—	—	(34)	115

Gross deferred tax liability	3,891	—	1,335	(560)	4,666

Net deferred tax liability	3,444	—	1,335	(660)	4,119

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

19. INCOME TAXES (Continued)

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

        Differences between IFRS and statutory taxation and reporting regulations give rise to temporary differences between the carrying value of certain assets and liabilities for financial reporting and profits tax purposes. The tax effect of these temporary differences is recorded at the rate of 24%.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

19. INCOME TAXES (Continued)

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and the deferred income tax assets and deferred income tax liabilities relate to the income taxes levied by the same fiscal authority on the same taxable entity.

        The Company has not recorded deferred tax liabilities with respect to deductible temporary differences associated with investments in subsidiaries and jointly controlled entities as it does not intend to cause such differences to reverse in the foreseeable future.

        The components of income tax expense for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Current tax charge	1,854	2,411	2,829
Deferred tax benefit	(660)	(1,424)	(2,134)

Income tax expense	1,194	987	695

        The reconciliation of the theoretical amount that would arise using the Russian statutory rate of 24% to the total actual income tax was as follows for the years ending December 31, 2007, 2006 and 2005:

	2007	2006	2005
Income tax expense at statutory rate (24%)	960	586	401
Change in assessment for current tax of prior periods	—	2	28
Effect of share in income taxes of associates	—	—	(156)
Permanent differences	234	399	422

Income tax expense	1,194	987	695

        Permanent differences comprise various costs that are non-deductible for Russian profits tax purposes, including depreciation of certain property, plant and equipment, certain employee costs, promotional and sponsorship expenditures, travel expenditures in excess of certain statutory allowances and other expenses and non-deductible taxable revenue from free-of-charge services.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

20. REVENUE

        Revenue comprised the following for the years ending December 31, 2007, 2006 and 2005:

	2007	2006	2005
Telephone traffic
Domestic long-distance traffic	31,973	31,370	18,126
Outgoing international long-distance traffic	12,317	13,271	9,405
Incoming and transit international long-distance traffic	5,710	4,480	4,098

	50,000	49,121	31,629

Rent of channels	7,725	7,116	6,045
Other revenue
Television and radio transmission	448	528	574
Satellite services	699	559	548
Internet access	1,143	217	44
Intelligent network services (INS)	1,133	761	430
Interconnection services	519	597	27
Technical support services	464	364	414
Equipment maintenance services	696	537	281
Miscellaneous revenue	1,775	1,759	963

	6,877	5,322	3,281

Total revenue	64,602	61,559	40,955

        The Group rendered DLD services, incoming and outgoing ILD services of 10,175, 3,062 and 1,820 million minutes respectively (2006: 9,722; 2,461; 1,932; 2005: 9,347; 1,874; 1,769). Although the traffic is growing the Group is diversifying its activities through the development of other services such as Internet, INS, Satellite and Network maintenance services.

        As described in Note 3 above, effective January 1, 2006, as a result of regulatory reform in the telecommunication industry, new regulations and rules were put in force that changed principles of interaction between the Group, local operators and end users in providing long-distance services. The introduction of the new settlement system represents a change in business practice resulting in new accounting for changed practice. Refer to Note 3 for the summary of impact of the new settlement system on the Groups revenues and related expenses.

21. SEGMENT INFORMATION

        The Group operates in one industry segment, being the provision of domestic and international long-distance telecommunication services in the Russian Federation. The results of this segment and assets and liabilities as of December 31, 2007, 2006 and 2005 are presented in the consolidated statements of income and the consolidated balances sheets, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

21. SEGMENT INFORMATION (Continued)

        An analysis of revenue by service type is disclosed in Note 20. A geographical analysis of revenue by the country or region of the customer for the years ending December 31, 2007, 2006 and 2005 is as follows:

	Russia	CIS	USA	Western Europe	Eastern Europe	Others	Total
2007	58,024	2,406	848	2,068	400	856	64,602
2006	56,360	2,227	475	1,515	241	741	61,559
2005	36,249	2,626	233	1,049	194	604	40,955

        Substantially all of the Group assets are located within the territory of the Russian Federation.

22. ADMINISTRATION AND OTHER COSTS

        Administration and other costs consisted of the following for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Administration costs	1,548	1,648	952
Advertising and similar costs	1,403	748	231
Office maintenance	1,903	1,543	1,287
Utilities and similar services	700	655	613
Consulting and similar services	450	312	220
Insurance	201	321	367
Other	465	326	207

Total administration and other costs	6,670	5,553	3,877

23. EMPLOYEE BENEFITS

        The numbers of employees of the Group was equal to 22,534 as at December 31, 2007 (2006: 23,233, 2005: 23,634).

        The Group makes payments to the Government pension fund for its employees. Such contributions are included in the unified social tax ("UST") calculated by the Group using regressive scale and are charged to expense when incurred during the employee's service period. Total contributions for UST amounted to 1,426 during the year ended December 31, 2007 (2006: 1,272, 2005: 1,171).

        The Company participates in the private Joint Participation Program, which is a pension plan with defined contributions. To participate in the program, individuals should be full-time employees of the Company and should enter into non-state pension insurance agreement with NPF "Telecom-Soyuz", which is the successor of NPF Rostelecom-Garantiya. Total expenses of the Group under this program amounted to 9 during the year ended December 31, 2007 (2006: 6, 2005: 14) and are included in wages, salaries, other benefits and payroll taxes in the consolidated statements of income.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

23. EMPLOYEE BENEFITS (Continued)

        The Company also operates a defined benefit pension scheme covering a large number of its employees, which requires contributions to be made to NPF Telecom-Soyuz. Under the scheme certain annuity is acquired by the Company as of the termination date of an employee if the latter satisfies certain criteria, such as seniority of 15 years in telecommunication sector, including seniority of 5 years in the Company, and retirement on pension within one month after the date an employee is entitled to pension in accordance with Russian legislation. The liabilities under this scheme are unfunded.

        The following table summarizes movements in the present value of the defined benefit obligation and amounts recognized in the consolidated balance sheets for the above plan (refer to Note 15):

	2007	2006	2005
Opening defined benefit obligation	277	290	258
Interest cost on benefit obligation	19	20	13
Current service cost	13	15	17
Past service cost	—	—	84
Actuarial losses/(gains) on obligation	8	38	(23)
Benefits paid	(78)	(86)	(59)

Closing defined benefit obligation	239	277	290
Unrecognized past service cost	(86)	(102)	(118)

Liability recognized in balance sheet	153	175	172

        Amounts recognized in wages, salaries, other benefits and payroll taxes in the consolidated statement of income in respect of the above defined benefit plan are as follows:

	2007	2006	2005
Interest cost on benefit obligation	19	20	13
Current service cost	13	15	17
Amortization of past service cost	16	16	40
Actuarial losses/ (gains) on obligation	8	38	(23)

Total net benefit expense	56	89	47

        The principal assumptions used in determining pension benefit obligation for the Group's plan are shown below:

	2007	2006	2005
Discount rate	7.9%	7.9%	7.7%
Employee turnover rate	10.9%	10.5%	8.4%
Expected inflation rate	6.9%	7%	6%

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

23. EMPLOYEE BENEFITS (Continued)

        The amounts of experience adjustments is as follows:

	2007	2006
Present value of defined benefit obligation	239	277
Experience adjustments on plan liabilities	15	46

        In accordance with the transitional provisions for the amendments to IAS 19 Employee Benefits in December 2004, the disclosures above are determined prospectively from the 2006 reporting period. The expected amount of benefits to be paid in 2008 is 85.

24. EARNINGS PER SHARE

        The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data is stated in Rubles):

	2007	2006	2005
Net income attributable to equity holders of the parent	2,805	1,458	978

	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares
Weighted average number of shares outstanding	242,831,469	728,696,320	242,831,469	728,696,320	242,831,469	728,696,320

Basic and diluted earnings per share, Russian Rubles	2.89	2.89	1.50	1.50	1.01	1.01

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

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

25. FINANCIAL INSTRUMENTS

        The table below summarizes carrying amount by class of all of the Group's financial instruments:

		December 31, 2007	December 31, 2006	December 31, 2005
Classes	Categories	Carrying amount	Carrying amount	Carrying amount
Long-term equity investments
—at fair value	Available-for-sale	11,771	5,687	3,315
—at cost	Available-for-sale	10	9	21

Long-term debt investments
—at amortized cost	Loans and receivables	66	32	7
Long-term receivables	Loans and receivables	16	13	—

Total Non-current financial assets		11,863	5,741	3,343

Short-term equity investments
—at fair value	Available-for-sale	30	21	28
—at cost	Available-for-sale	—	—	—

Short-term debt investments
—at fair value	Available-for-sale	—	—	—
—at amortized cost	Loans and receivables	6,890	8,475	12,210
Short-term trade receivables	Loans and receivables	6,913	7,046	3,326
Short-term other receivables	Loans and receivables	222	265	317
Cash and cash equivalents	Loans and receivables	3,284	2,353	2,398

Total Short-term financial assets		17,339	18,160	18,279

Long-term bank loans	Liabilities at amortized cost	172	205	3,232
Long-term non-bank loans	Liabilities at amortized cost	—	93	—
Non-current finance lease and vendor financing	Liabilities at amortized cost	396	789	369
Non-current accounts payable	Liabilities at amortized cost	153	179	274

Total Non-current financial liabilities		721	1,266	3,875

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

25. FINANCIAL INSTRUMENTS (Continued)

Short-term bank loans	Liabilities at amortized cost	2,286	2,891	654
Short-term non-bank loans	Liabilities at amortized cost	326	289	201
Short-term finance lease and vendor financing	Liabilities at amortized cost	1,745	1,718	1,729
Short-term accounts payable	Liabilities at amortized cost	7,331	7,331	4,048
Non-hedge derivative	Financial liabilities at fair value through profit and loss	73	15	—

Total Short-term financial liabilities		11,761	12,244	6,632

        The fair value of cash and cash equivalents, current receivables, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

        The fair value of long-term debt investments, long-term accounts receivables and non-current accounts payable correspond to the present values of the payments related to the assets and liabilities, taking into account the current interest rate parameters that reflect market-based changes to terms and conditions and expectations.

        Available for sale investments accounted for at cost include unquoted equity investments whose value cannot be measured reliably. Quoted prices are not available for these investments due to the absence of active market. It is also impossible to derive fair value using similar transaction method. Discounting cash flow method can not be applied to the investments as there are no reliably determined cash flows from holding them.

        The carrying value of fixed interest rate long-term debt approximates fair value as the interest rates approximate the market rates for similar instruments.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

26. GAIN/(LOSS) FROM FINANCIAL INSTRUMENTS

        Gain/(loss) from financial instruments for 2007, 2006, 2005 are as follows:

	2007
Classes	Categories	Impairment loss and reversal of impairment loss	Fair Value revaluation gain/(loss)	Gain/(loss) from sale of financial instruments	Gain/(loss) from currency translation
Long-term equity investments
—at fair value	Available-for-sale		5,562		(1)
—at cost	Available-for-sale
Long-term debt investments
—at amortized cost	Loans and receivables	2			(4)
Investments in associates	N/A
Long-term receivables	Loans and receivables	(60)

Total Long-term financial assets		(58)	5,562	—	(5)

Short-term equity investments
—at fair value	Available-for-sale		(1)
Short-term debt investments
—at fair value	Available-for-sale
—at amortized cost	Loans and receivables				(145)
Short-term trade receivables	Loans and receivables	(863)			(103)
Short-term other receivables	Loans and receivables	107			(9)
Cash & cash equivalents	Loans and receivables				(9)

Total Short-term financial assets		(756)	(1)	—	(266)

Long-term bank loans	Liabilities at amortized cost				(1)
Long-term accounts payable	Liabilities at amortized cost				(3)

Total Long-term financial liabilities		—	—	—	(4)

Short-term bank loans	Liabilities at amortized cost				214
Short-term non-bank loans	Liabilities at amortized cost				(10)
Short-term finance lease & vendor financing	Liabilities at amortized cost				(3)
Short-term accounts payable	Liabilities at amortized cost				236
Non-hedge derivative	Financial liabilities at fair value through profit and loss		(58)

Total Short-term financial liabilities		—	(58)	—	437

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

		2006				2005
Classes	Categories	Impairment loss and reversal of impairment loss	Fair Value revaluation gain/(loss)	Gain/(loss) from sale of financial instruments	Gain/(loss) from currency translation	Impairment loss and reversal of impairment loss	Fair Value revaluation gain/(loss)	Gain/(loss) from sale of financial instruments	Gain/(loss) from currency translation
Long-term equity investments
—at fair value	Available-for-sale		2,372				1,012
—at cost	Available-for-sale	(7)		52				216
Long-term debt investments
—at amortized cost	Loans and receivables
Investments in associates	N/A
Long-term receivables	Loans and receivables	(6)

Total Long-term financial assets		(13)	2,372	52	—	—	1,012	216	—

Short-term equity investments
—at fair value	Available-for-sale		4				2	18
Short-term debt investments
—at fair value	Available-for-sale						7	174
—at amortized cost	Loans and receivables				(212)				(105)
Short-term trade receivables	Loans and receivables	(408)			(186)	181			5
Short-term other receivables	Loans and receivables	4			(44)	(41)			1
Cash & cash equivalents	Loans and receivables				(8)

Total Short-term financial assets		(404)	4	—	(450)	140	9	192	(99)

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

		2006				2005
Classes	Categories	Impairment loss and reversal of impairment loss	Fair Value revaluation gain/(loss)	Gain/(loss) from sale of financial instruments	Gain/(loss) from currency translation	Impairment loss and reversal of impairment loss	Fair Value revaluation gain/(loss)	Gain/(loss) from sale of financial instruments	Gain/(loss) from currency translation
Long-term bank loans	Liabilities at amortized cost				211				19
Long-term accounts payable	Liabilities at amortized cost

Total Long-term financial liabilities		—	—	—	211	—	—	—	19

Short-term bank loans	Liabilities at amortized cost				111				(49)
Short-term non-bank loans	Liabilities at amortized cost				4
Short-term finance lease & vendor financing	Liabilities at amortized cost				12				(13)
Short-term accounts payable	Liabilities at amortized cost				332				10
Non-hedge derivative	Financial liabilities at fair value through profit and loss		(15)

Total Short-term financial liabilities		—	(15)	—	459	—	—	—	(52)

27. RELATED PARTY TRANSACTIONS

(a)   The Government and OAO Svyazinvest as a shareholder

        As indicated in Note 1, the main shareholder of the Company is OAO Svyazinvest, which holds 50.67% of the voting capital of the Company, and its representatives comprise a majority of the Board of Directors. The Government of the Russian Federation, in turn, holds 75% less one share of the

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

27. RELATED PARTY TRANSACTIONS (Continued)

voting capital of OAO Svyazinvest and, therefore, ultimately controls the Company. It is a matter of Government policy to retain a controlling stake in sectors of the economy, such as telecommunications, that it views as strategic.

(b)   Interest of the Government in the telecommunications sector in the Russian Federation and the protection of that interest

        Effective telecommunications and data transmission are of great importance to Russia for various reasons, including economic, social, strategic and national security considerations. The Government has exercised and may be expected to exercise significant influence over the operations of the telecommunications sector and consequently, the Group. The Government, acting through the Federal Tariff Service and the Federal Telecommunications Agency, has the general authority to regulate certain tariffs, and does regulate such tariffs. Except for regulation of tariffs, the telecommunication legislation requires the Group and other operators to make certain revenue-based payments to the Universal service fund, which is controlled by the Federal Telecommunications Agency. Moreover, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

(c)   Transactions with the Svyazinvest Group

        The Group uses the regional networks of the Svyazinvest Group to terminate telephone traffic. Tariffs for services between the Group and other Svyazinvest Group companies for traffic initiation and termination are materially affected by governmental regulation as disclosed in paragraph (b) of this note.

        In addition, the Group contracted the Svyazinvest Group companies as the Group's regional agents for customer service, billing and collection services related to long-distance services provided by the Group. Moreover, while calculating the costs of services rendered, the Group uses appropriate resources of Svyazinvest Group companies, including billing and other information systems data.

        The Group also consumes design services from certain companies of the Svyazinvest Group which are included in 2007 in additions of property, plant and equipment in amount of 21 (2006: 36, 2005: 47).

        The Group makes certain contributions to non-for-profit organizations which are companies of the Svyazinvest Group.

        The Group makes contributions to the non-state pension fund which provides the Company's employees with a number of post-employment benefits (refer to Note 23). OAO Svyazinvest executes significant influence over the operations of the fund.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

27. RELATED PARTY TRANSACTIONS (Continued)

        The amounts of revenue and expenses relating to the transactions with the Svyazinvest Group were as follows:

	2007	2006	2005
Revenue	2,308	1,460	17,475
Charges by network operators—national	(21,162)	(22,598)	(6,757)
Administration and other costs	(105)	(71)	(72)
Contributions to non-for-profit organizations (included in administration and other costs)	(1)	(1)	(125)
Contributions in pension fund included in wages, salaries, other benefit and payroll taxes	(86)	(92)	(167)
Bad debt (expense)/recovery	(83)	(46)	(23)

        Significant decrease in revenues and increase in charges by local network operators in 2006 is related to the new interconnection and settlement regulations effective January 1, 2006 (refer to Note 3 for further details).

        In addition, OAO Svyazinvest participates in the dividends declared by the Company, commensurate with its shareholding.

        The amounts of receivables and payables due from and to the Svyazinvest Group were as follows:

	2007	2006	2005
Accounts receivable	670	781	1,017
Allowance for doubtful receivables	(129)	(46)	—
Accounts payable	(731)	(1,677)	(82)
Payable to non-for-profit organizations	(23)	(24)	(117)

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

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

27. RELATED PARTY TRANSACTIONS (Continued)

        The amounts of revenue and expenses relating to the transactions with the Government were as follows:

	2007	2006	2005
Revenue	5,486	4,385	2,148
Charges by network operators—national	(385)	(351)	—
Administration and other costs	(722)	(821)	(47)
Contributions to Fund of Telecommunication History (included in administration and other costs)	(51)	(16)	(23)
Bad debt (expense)/recovery	(51)	—	118

        The amounts of receivables and payables due from and to such organizations were as follows:

	2007	2006	2005
Accounts receivable	526	530	342
Allowance for doubtful receivables	(106)	(63)	(81)
Accounts payable	(171)	(219)	(88)

        The Group is also involved in providing telecommunication services to a significant number of commercial entities which are directly or indirectly controlled by the Government or subsidiaries of governmentally controlled entities. The following table summarized the effect of transactions with the above entities on the consolidated financial statements of the Group:

	2007	2006	2005
Share of total revenue	1.2%	1.2%	3.9%
Share of charges by network operators—national	4.6%	5.1%	5.4%
Share of accounts receivable	2.5%	2.8%	4.4%
Share of allowance for doubtful receivables	0.8%	0.8%	0.5%
Share in intangible assets	8.0%	—	—
Share of other non-current assets	—	79.3%	—
Share of trade accounts payable	1.5%	3.8%	0.9%

        The Company deposits available cash with OAO Sberbank of Russia in which Government of the Russian Federation controls 57.6%. As of December 31, 2007, 2006 and 2005 short-term deposits held in OAO Sberbank of Russia amounted to nil, nil and 1,000, respectively. As of December 31, 2007, 2006 and 2005 cash held in OAO Sberbank of Russia amounted to 250, 641 and 1,364, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

27. RELATED PARTY TRANSACTIONS (Continued)

e)     Transactions with associates

        The Group is also involved in various telecommunication services with entities in which it has investments, including associates over which it exerts significant influence. A summary of these transactions is as follows:

	2007	2006	2005
Revenue	575	556	1,347
Charges by network operators—national	(118)	(102)	(162)
Bad debt (expense)/ recovery	(10)	22	(10)

        The Group also consumes design services from OAO Svyazintek which are included in 2007 in additions of property, plant and equipment in amount of 9 (2006: 442, 2005: 34).

        Amounts included in the consolidated balance sheets relating to the operations with these entities were as follows:

	2007	2006	2005
Accounts receivable	103	67	525
Allowance for doubtful receivables	(38)	(28)	(50)
Accounts payable and accrued expenses	(23)	(18)	(23)

(f)    Directors' remuneration

        In 2007, the total remuneration of the directors and management board members, represented by short-term benefits, amounted to 79 (2006: 149, 2005: 131). As of December 31, 2007 12 employees of the Company were members of the management board (2006: 11, 2005: 13).

(g)   Other related party transactions

        In 2006, 2005 the Group acquired promissory notes of OAO Svyazbank for 4,700 and 5,500, respectively, and settled partially the promissory notes for 9,022 and 2,607 respectively. Net income from sale of promissory notes of OAO Svyazbank amounted to nil in 2006 and 58 in 2005 and was included in interest income in these consolidated statements of income. Also refer to Notes 12 and 13. As of December 31, 2006 and 2005 held in OAO Svyazbank amounted to 319 and 447, respectively. Certain directors and managers of the Group and OAO Svyazinvest were directors of OAO Svyazbank till June 2006.

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

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

27. RELATED PARTY TRANSACTIONS (Continued)

        The amounts of revenue and expenses relating to the transactions with other related parties were as follows:

	2007	2006	2005
Revenue	23	1,087	150
Administration and other costs	(8)	(129)	(31)
Bad debt (expense)/recovery	84	(7)	(77)

        The amounts of receivables and payables due from and to such companies were as follows:

	2007	2006	2005
Accounts receivable	4	239	183
Allowance for doubtful receivables	—	(84)	(77)
Accounts payable and accrued expenses	—	(90)	(5)

28. COMMITMENTS AND CONTINGENCIES

a)    Legal proceedings

        The Group is subject to a number of proceedings arising in the course of the normal conduct of its business (refer to (b) below). Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company or the Group.

b)    Taxation

        Russian tax, currency and customs legislation is subject to varying interpretations and changes occurring frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group's entities may not coincide with that of management. As a result, tax authorities may challenge transactions and the Group entities may be assessed additional taxes, penalties and interest, which can be significant. The Group entities' tax returns open for review by the tax and customs authorities with respect to tax liabilities for three calendar years after original filing due date. Under certain circumstances reviews may cover longer periods.

        As of December 31, 2007 management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Group's tax, currency and customs positions will be sustained upon examination. Management of the Group believes that it has adequately provided for tax liabilities in the consolidated balance sheet as of December 31, 2007. However, the general risk remains that relevant authorities could take different position with regard to interpretative issues and the effect could be significant.

        As a result the comprehensive tax inspection covering the period of 2003, the Federal Tax Service of the Russian Federation assessed the Group 3,474 in additional taxes, including fines and penalties payable by the Group.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

28. COMMITMENTS AND CONTINGENCIES (Continued)

        The Group disputed the claim of the Federal Tax Service of the Russian Federation in the Arbitration Court of Moscow. In April of 2007 the Arbitration Court declared the claim of the tax authorities in the amount of 3,473 to be invalid. The court approved the claim in amount of 1. The Federal Tax Service of the Russian Federation lodged an appeal with the Court of Appeals (The Ninth Arbitration Court of Appeals). The Court of Appeals confirmed the decision of the Arbitration Court of the first instance with respect to the Group's claims. Besides, the Court of Appeals reduced the amount of the claims of the tax authorities declared valid to 0.15. In December of 2007 the Federal Tax Service of the Russian Federation appealed to the Court of Cassation. In April of 2008 the Court of Cassation confirmed the decision of the Court of Appeals. The Federal Tax Service can appeal to the Supreme Arbitration Court of the Russian Federation until August of 2008. Management believes that the Group's position will be defended successfully in the Supreme Arbitration Court. No amounts related to this issue were accrued by the Group as of December 31, 2007, 2006 and 2005 in the accompanying financial statements.

        In December of 2007 the Federal Tax Service of the Russian Federation completed the comprehensive tax inspection for the period of 2004-2006 and, as a result, issued a claim in the amount of 1,812 of additional taxes, fines and penalties. More than 90% of the amount relates to assessments calculated on the basis of subjective treatment of telecommunication industry legislation by the tax authority. In February of 2008 the Group appealed the decision to a higher taxing authority. Furthermore, the Group is going to appeal to the Arbitration Court of Moscow after its appeal to the higher tax authority is considered. Management believes that, overall, taxes for 2004-2006 has been properly calculated by the Group and fairly stated in its financial statements based on the Group's analysis of the sustainability of liability. As a result of this analysis the Group has accrued additional tax liabilities of 144 as of December 31, 2007.

        In April 2008 Russian Federal Tax Service completed comprehensive tax inspection of GlobalTel for the period of 2005-2006 and, as a result, issued a claim in the amount of 91 of additional taxes. Major part of this assessment relates to accrual of taxable income with respect to overdue outstanding liability under loan agreements with Loral Space and Communications Corporation (refer to Note 18). Currently GlobalTel litigates over the payment of accounts payable with Loral in international and Russian courts. However, in relation to the accrual of taxable income on outstanding liability under loan agreements in the total amount of 46 the Group believes that it has sufficient arguments for defending its position in Court and no further provisions are necessary based on the technical merits of the tax position taken. To provide for the tax authorities' claim on other issues, the Group has accrued additional tax liabilities of 45 as of December 31, 2007, and liabilities for potential fines and penalties of 16. The Federal Tax service has not initiated a tax inspection of GlobalTel for 2007. When such an inspection is initiated, the Group can be claimed for similar issues as of Loral ones. Management estimates the possible amount of such a claim of 49 and does not provide for this risk for the same reasons as stated above. Besides, for other issues discovered by the Federal Tax Service Management estimated similar risk for 2007 in the amount of 8 and accrued this provision in the accompanying financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

28. COMMITMENTS AND CONTINGENCIES (Continued)

        The Federal Tax Service has not initiated a tax inspection of the Group entities' accounts for 2007. When such an inspection is initiated the Group can be claimed for similar reasons as the Group kept these operations in 2007. Management of the Group estimates the possible amount of such a claim of 208. However, management does not believe that it is probable that they will pay this liability.

        In relation to the tax inspection claim in the amount of 1,812 as well as to the associated risk in the amount of 208 management believes that it has sufficient arguments for defending its position in Court and no further provisions are necessary based on the technical merits of the tax position taken.

c)     Licenses

        Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years up to 2013.

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

d)    Capital Commitments

        As of December 31, 2007, contractual commitments of the Group for the acquisition of property, plant and equipment amounted to 3,298 (2006: 2,915, 2005: 6,220).

        As of December 31, 2007 all lease contracts are legally cancellable. However the Group was involved in a number of operating land lease agreements on which the Group constructed certain leasehold improvements. Thus it is reasonably certain that these leases would not be cancelled. Future minimum lease payments under these operating leases as of December 31, 2007 were as follows:

Current portion	56
Between one to two years	55
Between two to three years	52
Between three to four years	49
Between four to five years	42
Over five years	1,307

Total minimum rental payables	1,561

        In connection with the finance lease agreement referred to above in Note 16, the Group also entered into similar type as described above operating IRU lease agreements for the rent of its network capacity of a terrestrial fiber-optic cables for the period of 13 years starting at various dates between 2006 and 2008.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

28. COMMITMENTS AND CONTINGENCIES (Continued)

        Future minimum rentals receivable cancellable operating leases which are merely to be cancelled as of December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Current portion	83	70	35
Between one to two years	81	90	59
Between two to three years	80	88	76
Between three to four years	78	87	73
Between four to five years	78	86	80
Over five years	347	467	549

Total minimum rental receivables	747	888	872

29. CREDIT RISK MANAGEMENT

        Each class of financial assets represented in the Group's balance sheet to some extent is exposed to credit risk. Management develops and implements policies and procedures aiming to minimize the exposure and impact on the Group's financial position in case of risk realization.

        Financial instruments that could expose the Group to concentrations of credit risk are mainly trade and other receivables. The credit risk associated with these assets is limited due to the Group's large customer base and ongoing procedures to monitor the credit worthiness of customers and other debtors.

        The Group's accounts receivable are represented by receivables from the Government and other public organizations, businesses and individuals each of them bearing different credit risk. Collection of receivables from the Government and other public organizations is mainly influenced by political and economic factors and not always under full control of the Group. However, management undertakes all possible efforts to minimize the exposure to risk of receivable from this category of subscribers. In particular, credit worthiness of such subscribers is assessed based on financing limits set by the Government. Management believes there were no significant unprovided losses relating to these or other receivables as at December 31, 2007.

        To reduce risk of exposure on receivables from businesses and individuals the Group implements a range of procedures. Credit risk is determined as a summary of probabilities of occurrences and possible impact of events negatively influencing client's ability to discharge its obligation. Credit rating is attributed to client on initial stage of cooperation and then reassessed periodically based on credit history. As a part of its credit risk management policy the Group arranges preventive procedures which are represented by but not limited to advance payments, request for collaterals, banks and third parties guarantees. For collection of receivables which is past due the Group takes variety of legal actions from suspension of rendering of services to taking legal action.

        The Group deposits excess cash available with several Russian banks and make investments into promissory notes both of which expose the Group to credit risk since there is no deposit insurance for

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

29. CREDIT RISK MANAGEMENT (Continued)

banks operating in Russia. To manage the credit risk related to deposit of cash available with banks, management of the Group implements procedure to periodically assess the credit worthiness of the banks. To facilitate this assessment deposits are mainly placed with the bank where the Group has already had current settlement account and can easily monitor activity of the bank. Before making an investment into promissory notes management of the Group performs an analysis of financial position of the issuer and monitors its credit worthiness over period up to maturity. Credit quality of the promissory notes is enhanced, whenever possible, by collaterals.

        To secure obligation of debtor to pay on promissory notes the Group holds collaterals amounting to 26 which are represented by property and stocks. The Group is entitled to dismiss the pledged property and stocks only in case of either non-performance or undue performance of obligations by the debtor. The settlement date under promissory notes secured by collaterals will expire in 2009.

        Maximum exposures to credit risk are limited to the net carrying amounts of respective financial asset. Such exposure is mitigated by collaterals held by the Group.

        The Group had no individual customers, other than the Government of the Russian Federation and its related parties (refer to Note 26), that accounted for greater than 10% of its revenue during the years ended December 31, 2007, 2006 and 2005.

30. LIQUIDITY RISK MANAGEMENT

        The Group monitors its risk to a shortage of funds by preparing and monitoring compliance with a cash budget/forecast This tool considers the maturity of both cash inflow and outflow from the Group's operations. Based on projected cash flow the decision is taken on either investment of free cash or attracting financing required. Realization of liquidity risk management policy provides the Group with sufficient cash to discharge its obligation on a timely basis.

        Maturity analysis as of December 31, 2007, 2006 and 2005 represented below shows undiscounted cash flows.

Financial instrument	Less than one year	Between one to two years	Between two to three years	Between three to four years	Between four to five years	Over five years
Bank loans	2,841	147	37	—	—	—
Financial lease and vendor financing	1,791	106	54	43	43	307
Accounts payable	7,471	111	29	28	24	144

As of December 31, 2007	12,103	364	120	71	67	451

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

30. LIQUIDITY RISK MANAGEMENT (Continued)

Financial instrument	Less than one year	Between one to two years	Between two to three years	Between three to four years	Between four to five years	Over five years
Bank loans	3,461	222	68	40	—	—
Financial lease and vendor financing	1,770	493	93	43	43	349
Accounts payable	7,416	83	85	29	32	171

As of December 31, 2006	12,647	798	246	112	75	520

Financial instrument	Less than one year	Between one to two years	Between two to three years	Between three to four years	Between four to five years	Over five years
Bank loans	1,164	876	796	708	641	1,039
Financial lease and vendor financing	1,735	44	44	44	44	438
Accounts payable	4,089	50	43	36	38	207

As of December 31, 2005	6,988	970	883	788	723	1,684

        In January 2008 the Russian financial market was influenced by the World liquidity crisis. The Group deals mainly with short-term financial instruments denominated in Russian Rubles and management does not believe the crisis has or will significantly influence the Group's operations.

        In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company's net assets, as determined under Russian accounting legislation, fall below certain minimum levels, specifically below zero, the company can be forced to liquidate. ZAO Zebra Telecom and ZAO GlobalTel have had, and continue to have, negative equity as reported in their Russian statutory financial statements. Management believes that the risk of the initiation of statutory liquidation procedures or other material adverse actions is remote.

31. MARKET RISK

        Our significant market risk exposures are interest rate risk, exchange rate risk and other price risk. Exposure to other price risk is arisen from available for sale investments quoted on active market

Interest rate risk

        Interest rate risk mainly relates to floating rate debt denominated primarily in U.S. dollars and euros. To manage this risk the Group entered into interest rate swap to hedge significant amount of its floating rate debt. Other borrowings do not materially influence the exposure to interest risk.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

31. MARKET RISK (Continued)

        The following table demonstrates the sensitivity to a reasonably possible change in interests rates, with all other variables held constant, of the Group's profit before tax.

	Increase/decrease in percentage point	Effect on profit before tax
2007
EUR	+1.0%	(1)
EUR	-1.0%	1
USD	+1.0%	(63)
USD	-1.0%	63
2006
EUR	+1.0%	(2)
EUR	-1.0%	2
USD	+1.0%	(94)
USD	-1.0%	94
2005
EUR	+1.0%	(3)
EUR	-1.0%	3
USD	+1.0%	(126)
USD	-1.0%	126

Foreign exchange risk

        The main business of the Group is maintained with Russian counterparties on agreements in Russian Rubles. The Group's foreign currency receivables and payables arise mainly on contracts with foreign operators because of international industry practice to make settlements in US dollars or SDR. Hence, the Group will be exposed to foreign exchange risk as far as it continues to make settlements with foreign counterparties.

        In 2007, approximately 10.2% (2006: 8%, 2005: 12%) of the Group's revenues and 15.0% (2006: 14%, 2005: 17%) of the Group's expenses were denominated in currencies other than the Russian ruble. Revenues generated in foreign currency represent income received from foreign operators, and foreign currency denominated expenses consist primarily of payments to foreign operators for international long-distance traffic termination. Accounts receivable from foreign operators and accounts payable to foreign operators which are denominated in foreign currencies amounted to approximately 8.2% (2006: 5%, 2005: 9%) of the Group's total accounts receivable and 11.5% (2006: 18%, 2005: 36%) of the Group's total accounts payable as of December 31, 2007, 2006 and 2005, respectively. Borrowings denominated in foreign currencies and outstanding as of December 31, 2007, 2006 and 2005 amounted to 88.9%, 94% and 100% of the Group's total borrowings as of December 31, 2007, 2006 and 2005, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

31. MARKET RISK (Continued)

        The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations.

        The following table demonstrates the sensitivity to a reasonably possible change in exchange rates, with all other variables held constant, of the group profit before tax.

	Increase/decrease in percentage point	Effect on profit before tax
2007
EUR	+3.5%	(8)
EUR	-6.0%	13
USD	+4.0%	(104)
USD	-5.5%	143
SDR	+4.0%	4
SDR	-5.5%	(5)
2006
EUR	+3.5%	(6)
EUR	-6.0%	11
USD	+4.0%	(138)
USD	-5.5%	189
SDR	+4.0%	(7)
SDR	-5.5%	10
2005
EUR	+3.5%	(12)
EUR	-6.0%	20
USD	+4.0%	(109)
USD	-5.5%	149
SDR	+4.4%	(14)
SDR	-5.5%	20

Other price risk

        As of December 31, 2007 the Group's assets include investments into quoted securities subject to other price risk. To mitigate this risk the Group analyses on regular way market trends on securities and takes a decision to sale on necessity.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

32. CAPITAL MANAGEMENT

        The following table demonstrates the sensitivity to a reasonably possible change in market indexes on securities, with all other variables held constant, of the group profit in term of result of fair value revaluation recognized in equity.

	Increase/decrease in percentage point	Effect on revaluation result recognised in equity
2007
MICEX	+30.0%	3,532
MICEX	-30.0%	(3,532)
2006
MICEX	+30.0%	1,706
MICEX	-30.0%	(1,706)
2005
MICEX	+30.0%	995
MICEX	-30.0%	(995)

        The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize the return to shareholders. The Board of directors reviews the Group's performance and establishes variety of key performance indicators which are based on Russian statutory accounts. In addition, the Group is subject to externally imposed capital requirements (VEB loan covenants) which are used for capital monitoring. There were no changes in the objectives, policies and processes during 2007.

        Capital includes equity attributable part to the equity holders of the parent entity. Revaluation surplus which is included in capital is not subject to capital management because of its nature. The Group manages its capital structure and makes adjustments to it by issue of new shares, dividend payments to shareholders, purchase of treasury shares. The Group monitors the compliance of the amount of legal reserve with the statutory requirements. In addition, the Group monitors distributable profits on a regular basis and determines the amounts and timing of dividends payments.

33. SUBSEQUENT EVENTS

Investments in Golden Telecom

        In February 2008 the Group accepted an offer by Lilian Asquisition, Inc., a subsidiary of Vimpelcom, to the purchase the Group's shares of Golden Telecom, Inc. Consideration from the Group's sale of 4,417,055 shares of Golden Telecom, Inc. amounted to USD 464 million (11,385). As of the date of issuance of these consolidated financial statements the deal was closed and cash was received at full. Profit from this transaction before tax amounted to 8,666 of which 440 relates to profit for 2008 and 8,226 was recognized in equity in 2005-2007 as a result of fair value revaluation. In 2008 the Group will pay income tax of 2,322 in connection with the sale of Golden Telecom shares from which 2,122 was recognized as deferred tax liability in 2005-2007.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Rostelecom

Notes to Consolidated Financial Statements for the year ended December 31, 2007 (Continued)

(In millions of Russian Rubles unless otherwise stated)

33. SUBSEQUENT EVENTS (Continued)

Investments in OAO RTComm.RU

        In March 2008 the Group's Board of Directors authorized the purchase of additional 68.4% equity interest in OAO RTComm.RU that will increase the Group's equity interest in OAO RTComm.Ru up to 99.5% and result in obtaining control over it. The acquisition does not significantly influence the Group's financial position. The expected cost of additional investments approximates 1,500. As of the date of issuance of the accompanying consolidated financial statements the deal was not completed.

Change in legislation

        According to several acts of Federal Tariff Service, starting from February 2008 the Company decreased tariffs on domestic long distance telecommunication services approximately by 10%.

Dividends for the year ended December 31, 2007

        In June 2008 the Group's shareholders authorized dividends of 2,356 for the year ended December 31, 2007.

	Dividends	Dividends per share, Rbl
Ordinary Shares, Rbl 0.0025 par value	1,413.6	1.9399
Preferred Shares, Rbl 0.0025 par value	942.4	3.8809

Total	2,356.0

The accompanying notes are an integral part of these consolidated financial statements.

QuickLinks

TABLE OF CONTENTS
LEGEND OF TERMS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisors
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
International traffic with foreign countries, excluding traffic to and from CIS countries and the Baltic States (in millions, except percentages)
International traffic with the Baltic States (in millions, except percentages)
International traffic with CIS countries (in millions, except percentages)
Minutes of international incoming and outgoing calls (in millions)
Moscow tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries effective as of December 31, 2007
Moscow tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries effective as of February 1, 2008
St. Petersburg tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries effective as of December 31, 2007
St. Petersburg tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries effective as of February 1, 2008
Domestic long-distance tariffs in rubles January 2005 (Moscow)
January 2006 (Moscow)
January 2007 (Moscow)
January 2008 (Moscow)
February 2008 (Moscow)
January 2006 (St. Petersburg)
January 2007 (St. Petersburg)
January 2008 (St. Petersburg)
February 2008 (St. Petersburg)
May 2006 (the Chukotka autonomous area)
January 2007 (the Chukotka autonomous area)
August 2007 (the Chukotka autonomous area)
  Item 4A. Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Qualitative and Quantitative Disclosures About Market Risk
  Item 12. Description of Securities Other Than Equity Securities
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16A. Audit committee financial expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
CONSOLIDATED FINANCIAL STATEMENTS INDEX
STATEMENT OF DIRECTORS' RESPONSIBILITIES
Report of Independent Registered Public Accounting Firm
OAO Rostelecom CONSOLIDATED BALANCE SHEETS (In millions of Russian Rubles)
OAO Rostelecom CONSOLIDATED STATEMENTS OF INCOME (In millions of Russian Rubles unless otherwise stated)
OAO Rostelecom CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Russian Rubles)
OAO Rostelecom CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (In millions of Russian Rubles)
OAO Rostelecom Notes to Consolidated Financial Statements for the year ended December 31, 2007 (In millions of Russian Rubles unless otherwise stated)