Form 20-F
period 2008-12-31
OPEN JOINT STOCK CO LONG DISTANCE & INTERNAT COMM ROSTELECOM
filed 2009-06-17
CIK 1054487

QuickLinks -- Click here to rapidly navigate through this document

Filed with the Securities and Exchange Commission on June 17, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For transition period from to
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report For transition period from to

Commission file number: 1-14748

OPEN JOINT STOCK COMPANY LONG-DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS "ROSTELECOM"
(Exact name of Registrant as specified in its Charter)
 RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)
 14, 1st Tverskaya-Yamskaya Street, Moscow 125047, Russian Federation
(Address of Principal Executive Offices)
 Pavel A. Nezhutin, Corporate Secretary, Tel. +7 499 973 9940, Fax +7 499 973 1055, Email: pnezhutin@rt.ru,
14, 1st Tverskaya-Yamskaya Street, Moscow 125047, Russian Federation
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

           Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
AMERICAN DEPOSITARY SHARES,	NEW YORK STOCK EXCHANGE
EACH REPRESENTING SIX ORDINARY SHARES
ORDINARY SHARES, PAR VALUE
0.0025 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
 NONE
(Title of Class)
 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 NONE
(Title of Class)

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

           728,696,320 ordinary shares, par value 0.0025 Russian rubles each, as of December 31, 2008.

           7,989,035 American Depositary Shares, each representing six ordinary shares, as of December 31, 2008.

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

           ☒ Yes ☐ No

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

           ☒ Yes ☐ No

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

           Yes: ☐ No: ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing (Check One):

International Financial Reporting Standards as issued by the
U.S. GAAP ☐	International Accounting Standards Board ☒	Other ☐

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

           ☐ Item 17    ☐ Item 18

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

           ☐ Yes    ☒ No

(1)
Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission

 TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	4
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D.	RISK FACTORS	5
ITEM 4.	INFORMATION ON THE COMPANY	39
A.	HISTORY AND DEVELOPMENT	39
B.	BUSINESS OVERVIEW	44
C.	ORGANIZATIONAL STRUCTURE	72
D.	PROPERTY, PLANT AND EQUIPMENT	76
ITEM 4A.	UNRESOLVED STAFF COMMENTS	77
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	77
A.	OPERATING RESULTS	77
B.	LIQUIDITY AND CAPITAL RESOURCES	94
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	101
D.	TREND INFORMATION	104
E.	OFF-BALANCE SHEET ARRANGEMENTS	106
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	106
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	106
A.	DIRECTORS AND SENIOR MANAGEMENT	106
B.	COMPENSATION	112
C.	BOARD PRACTICES	112
D.	EMPLOYEES	118
E.	SHARE OWNERSHIP	119
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	120
A.	MAJOR SHAREHOLDERS	120
B.	RELATED PARTY TRANSACTIONS	121
C.	INTERESTS OF EXPERTS AND COUNSEL	121
ITEM 8.	FINANCIAL INFORMATION	121
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	121
B.	SIGNIFICANT CHANGES	124
ITEM 9.	THE OFFER AND LISTING	125
A.	LISTING DETAILS	125
B.	PLAN OF DISTRIBUTION	127
C.	MARKETS	127
D.	SELLING SHAREHOLDERS	127
E.	DILUTION	127
F.	EXPENSES OF THE ISSUE	127
ITEM 10.	ADDITIONAL INFORMATION	127
A.	SHARE CAPITAL	127
B.	DESCRIPTION OF CHARTER CAPITAL AND CERTAIN REQUIREMENTS OF RUSSIAN LEGISLATION	127
C.	MATERIAL CONTRACTS	142
D.	EXCHANGE CONTROLS	145
E.	TAXATION	145
F.	DIVIDENDS AND PAYING AGENTS	153
G.	STATEMENT BY EXPERTS	153

i

        As used in this annual report, "Rostelecom," "the Company," "the group," "we," "us" or "our" refers to Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom and its consolidated subsidiaries.

        We publish our consolidated financial statements in Russian rubles. In this annual report, (i) references to "RUB" and "rubles" are to Russian rubles; (ii) references to "U.S. dollars," "U.S.$" and "$" are to United States dollars; (iii) references to "JPY" are to Japanese yen; and (iv) references to "EUR" and "euro" are to the common currency of the European Economic and Monetary Union.

        For convenience only (except where noted otherwise), certain RUB figures for 2008 have been converted into U.S. dollars at the rate of RUB 29.38 = $1.00, which was the exchange rate published by the Central Bank of the Russian Federation, or the Central Bank, for December 31, 2008. These conversions should not be construed as a representation that the RUB amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The ruble is not a convertible currency outside the territory of the Russian Federation. For more information, see "Item 10. Additional Information—D. Exchange Controls."

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this document may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, or the U.S. Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, or the U.S. Exchange Act. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

        We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "predict," "plan," "may," "should," "will," "could" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3. Key Information—D. Risk Factors," "Item 4. Information on the Company—B. Business Overview," "Item 5. Operating and Financial Review and Prospects," and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" include statements regarding:

  •
  our strategies, future plans, economic outlook, industry trends and potential for future growth;

  •
  our liquidity, capital resources and capital expenditures;

  •
  our capital structure, including our indebtedness amounts;

  •
  our ability to generate sufficient cash flow to meet our debt service obligations;

  •
  our ability to achieve the anticipated levels of profitability;

  •
  our ability to timely develop and introduce new products and services;

  •
  our ability to obtain and maintain interconnect agreements;

  •
  our ability to secure the necessary network infrastructure equipment;

  •
  our ability to meet license requirements and to obtain and maintain licenses and regulatory approvals;

  •
  our ability to maintain adequate customer care; and

  •
  our ability to manage our growth and train additional personnel.

        The forward looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control. Therefore, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

  •
  growth in demand for our services;

  •
  changes in consumer preferences or demand for our products;

  •
  availability of external financing on commercially acceptable terms;

  •
  the developments of our markets;

  •
  the competitive nature of our industry and changes to our business resulting from increased competition;

  •
  the development and impact of regulatory initiatives;

  •
  the rapid technological changes in our industry;

  •
  the acceptance of new products and services by customers;

  •
  the condition of the Russian economy;

  •
  risks relating to legislation, regulation and taxation in Russia, including laws, regulations, decrees and decisions governing the telecommunications industry in Russia, currency and exchange controls relating to entities in Russia and taxation legislation relating to entities in Russia, and their official interpretation by governmental and other regulatory bodies and by the courts of Russia;

  •
  political stability in Russia; and

  •
  the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

        All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Readers are cautioned not to place undue reliance on these forward-looking statements. Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

 PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        The selected consolidated income statement data, balance sheet data and statement of cash flows data as of and for the years ended December 31, 2008, 2007 and 2006 presented below have been derived from, and are qualified by reference to, our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Such selected financial data as of and for the years ended December 31, 2005 and 2004 have been derived from our previously published consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as published by the International Accounting Standards Board, or the IASB. The information below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and notes included elsewhere in this annual report.

        Unless otherwise indicated, the following selected financial data are presented in millions of rubles. Per share amounts are expressed in rubles, unless otherwise indicated.

	Years Ended December 31,
	RUB (Millions)
	2008	2007	2006	2005	2004
INCOME STATEMENT DATA
Telephone traffic
Domestic long-distance traffic	29,611	31,973	31,370	18,126	17,297
Outgoing international long-distance traffic	12,082	12,317	13,271	9,405	9,060
Incoming and transit international long-distance traffic	6,450	5,710	4,480	4,098	4,041

Total telephone traffic	48,143	50,000	49,121	31,629	30,398

Rent of channels	7,710	7,725	7,116	6,045	4,623

Other revenue
Television and radio transmission	345	448	528	574	602
Satellite services	263	699	559	548	—
Data transmission services	5,437	1,292	328	44	—
Intelligent network services	1,251	1,133	761	430	142
Miscellaneous revenue	3,480	3,305	3,146	1,685	1,553

Total other revenue	10,776	6,877	5,322	3,281	2,297

Total Revenue	66,629	64,602	61,559	40,955	37,318

	Years Ended December 31,
	RUB (Millions)
	2008	2007	2006	2005	2004
Wages, salaries, other benefits and payroll taxes	9,473	8,763	7,147	6,242	5,109
Depreciation and amortization	7,174	7,613	8,418	7,136	7,498
Impairment of property, plant and equipment, goodwill and other intangible assets	215	271	—	4,970	—
Charges by network operators—international	8,706	7,817	7,304	7,059	6,484
Charges by network operators—national	25,743	27,860	29,355	8,741	7,883
Other operating expenses	8,498	9,249	8,030	6,407	5,339

Total operating expenses	59,809	61,573	60,254	40,555	32,313

Operating profit	6,820	3,029	1,305	400	5,005
(Loss) income from associates	(71)	156	19	169	(25)
Net interest and other non-operating income, including monetary gain	9,324	815	1,119	1,104	639

Profit before tax and minority interest	16,073	4,000	2,443	1,673	5,619

Income tax (expense)	(3,891)	(1,194)	(987)	(695)	(1,353)

Profit after tax	12,182	2,806	1,456	978	4,266

Attributable to:
Equity holders of the parent	12,178	2,805	1,458	978	4,266
Minority interest	4	1	(2)	—	—
Earnings per Share (rubles)—basic and diluted	12.54	2.89	1.50	1.01	4.39
Earnings per ADS (rubles)—basic and diluted(1)	75.24	17.34	9.00	6.06	26.34
Per share dividend on preferred share (rubles)(2)	3.88	2.96	3.72	2.97	3.25
Per share dividend on ordinary share (rubles)(2)	1.94	1.48	1.56	1.46	0.88
Per ADS dividend on ordinary share (rubles)(1)	11.64	8.88	9.36	8.76	5.28
Per ADS dividend on ordinary share (US$)(1)(3)	0.40	0.36	0.36	0.30	0.19
BALANCE SHEET DATA
Non-current assets	43,982	53,586	48,110	44,315	48,788
Current assets	32,721	19,858	20,388	21,002	15,632

Total assets	76,703	73,444	68,498	65,317	64,420

Share capital	100	100	100	100	100
Retained earnings, unrealized gains on AFS investments and minority interest	59,325	56,053	50,845	49,597	50,738
Current liabilities	14,867	12,335	12,696	7,470	6,158
Non-current liabilities, excluding deferred tax liability	821	837	1,413	3,979	1,470
Deferred tax liability	1,590	4,119	3,444	4,171	5,954

Total shareholders' equity, minority interest and liabilities	76,703	73,444	68,498	65,317	64,420

	Years Ended December 31,
	RUB (Millions)
	2008	2007	2006	2005	2004
STATEMENT OF CASH FLOWS DATA
Net cash provided by operating activities	11,260	9,787	7,421	10,943	7,754
Net cash provided by/(used in) investing activities	994	(6,240)	(4,456)	(10,109)	(6,053)
Net cash (used in)/provided by financing activities	(3,450)	(2,609)	(3,004)	308	(2,967)
Effect of exchange rate changes and inflation on cash and cash equivalents	(96)	(7)	(6)	1	(8)

Net (decrease)/increase in cash and cash equivalents	8,708	931	(45)	1,143	(1,274)

SELECTED STATISTICAL DATA
International telephone minutes (million)
Incoming	3,306	3,062	2,461	1,875	1,594
Outgoing	2,024	1,820	1,933	1,769	1,541
Domestic long-distance minutes (million)	10,229	10,175	9,722	9,347	9,094

(1)
Each ADS represents six ordinary shares.

(2)
The number of outstanding ordinary shares is 728,696,320. The number of outstanding class A preferred shares is 242,831,469.

(3)
U.S. dollar per ADS amounts are computed using the exchange rate as of the respective year end.

        In 2005, new rules and regulations governing the national telecommunications sector were enacted by the Ministry of Communications and Mass Media, or Mincomsvyaz, as part of the regulatory reform and restructuring of the national telecommunications sector aimed at facilitating competition and making the industry more attractive for investors. These rules and regulations came into effect on January 1, 2006 and introduced a new scheme governing the relationships between the providers of domestic long-distance, or DLD, and international long-distance, or ILD, services and end users, and effectively ended our monopoly over the provision of long-distance telecommunications services in Russia.

        Prior to January 1, 2006, we provided ILD and DLD traffic throughput services to Russian operators, including to each of Russia's seven inter-regional companies, or IRCs, of Svyazinvest Telecommunications Investment Open Joint-Stock Company, or Svyazinvest, and other local operators. In Moscow, we provided DLD/ILD telecommunications services to subscribers through the local access network of a local operator, and billed customers directly. IRCs and other operators independently billed for long-distance services provided to their local network subscribers (except for subscribers in Moscow). The operators settled with us for long-distance call transit and termination services, and we, in turn, paid the respective operator for call termination services.

        Starting January 1, 2006, under the new scheme, we provide DLD/ILD services directly to end users and bill them for DLD/ILD services rendered in all regions of Russia, while the inter-regional and local operators provide us with inter- regional and local call origination and termination services, respectively, and charge us for these services.

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

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2008	29.38	23.13	24.98	29.38
2007	26.58	24.26	25.58	24.55
2006	28.48	26.18	27.09	26.33
2005	29.00	27.46	28.29	28.78
2004	29.45	27.75	28.73	27.75

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
May 2009	32.97	30.98
April 2009	34.10	33.17
March 2009	36.23	33.27
February 2009	36.43	34.56
January 2009	35.41	29.39
December 2008	29.38	27.52
November 2008	27.67	26.91
October 2008	27.35	25.37
September 2008	25.78	24.67
August 2008	24.60	23.40
July 2008	23.56	23.13
June 2008	23.81	23.46

        The exchange rate between the ruble and the U.S. dollar published by the Central Bank for June 1, 2009 was 30.98 rubles per $1.00.

        The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate
Year ended December 31,
2008	13.3%
2007	11.9%
2006	9.0%
2005	10.9%
2004	11.7%

    Source: Rosstat.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        An investment in our securities involves a certain degree of risk. You should carefully consider the following information about these risks, together with other information contained in this document, before you decide to buy our securities. If any of the following risks actually occur, our business, prospects, financial condition or results of operations could be materially adversely affected. In that case, the value of our securities could also decline and you could lose all or part of your investment. In addition, please read "Cautionary Statement Regarding Forward Looking Statements" where we describe additional uncertainties associated with our business and the forward-looking statements included and incorporated by reference in this document.

Risk Relating to the Regulatory Reform of the Russian Telecommunications Industry

  Implementation of the new Federal Law on Communications, or the Communications Law, may cause us to lose our dominant position in the Russian long-distance telecommunications market, may impact our ability to timely and accurately prepare our financial statements and impose additional financial burdens on us, which may materially adversely affect our business, financial condition and results of operations.

        Prior to January 1, 2006, we were the only nationwide DLD/ILD operator in Russia and, therefore, held a monopoly position in this market. Telecommunications regulations that came into effect on January 1, 2006 opened up the DLD/ILD market by allowing other telecommunications operators to apply for DLD/ILD telecommunications services licenses, which resulted in the loss of our exclusive right to transmit DLD/ILD traffic throughout the Russian Federation. As a result, we face increased competition from various DLD/ILD operators and have a substantially reduced share of the DLD/ILD services market compared to the period prior to January 1, 2006. According to our estimates, we had 55% and 60% of the DLD/ILD services market in 2008 and 2007, respectively. In addition, new interconnection rules radically restructured our relationships with IRCs, local operators and subscribers. Consequently, we must deal with new operational complexities relating to the provision of DLD/ILD services to end users.

        For additional information, see "Item 4. Information on the Company—B. Business Overview—Regulation of the Russian Telecommunications Industry."

Change in DLD and ILD competitive environment

        Prior to January 1, 2006, we were the only nationwide DLD/ILD operator in Russia. The new regulations that came into effect on January 1, 2006 allow other telecommunications operators to apply for DLD/ILD telecommunications services licenses. Among other things, operators seeking to obtain such a license are required to have interconnection points in each of the 83 Russian regions and network capacity to offer DLD services throughout the entire territory of Russia. More than 30 operators are reported to have already applied for and received DLD/ILD licenses, and seven operators, including Multiregional Transit Telecom, or MTT, TransTelecom, Equant, Golden Telecom (more than 90% of which is beneficially owned by mobile operator OJSC Vimpelcom, or Vimpelcom), Arktel, CJSC Synterra, or Synterra, (formerly CJSC Alsean-N) and Comstar-United TeleSystems, or Comstar-UTS, have commenced operations. In addition, Russian mobile operator Mobile TeleSystems OJSC, or MTS, started to provide DLD/ILD telecommunications services in January 2009. Another Russian mobile operator Megafon is also expected to commence the provision of DLD/ILD services in the near future. Under the new regulatory regime, end users can choose a DLD/ILD operator on a pre-select basis or, alternatively, by dialing a special prefix number known as a "hot-choice." If end users choose other DLD/ILD operators and these operators are successful in competing with us in providing nationwide DLD/ILD telecommunications services, our current position in the fixed-line DLD/ILD telecommunications sector and our significant market share in the fixed-line DLD/ILD services market may erode.

Radical restructuring of the provision of long-distance services to end users

        Prior to January 1, 2006, we provided DLD/ILD traffic throughput services to Russian operators, including to each of Russia's seven IRCs and other local operators. These operators billed their own local customers for outgoing DLD/ILD calls, while we, in turn, billed the operators for the traffic throughput and termination. We had a different arrangement in Moscow, where we provided DLD/ILD telecommunications services to end users through the local access network of a local operator, and billed customers directly.

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

        As we were previously not required to bill or directly service end users outside of Moscow prior to January 1, 2006, we did not have sufficient staff and other resources to perform these functions. We therefore entered into service contracts, or Service Provision Agreements, or SPAs, with the IRCs and other operators of local and intra-regional networks to act as our regional agents, or Contract Service Providers (CSPs). In this capacity, the CSPs bill for telecommunications services, prepare, print and deliver invoices and collect payments from end users and perform customer service functions. The agents are also required to furnish all information required for our management and accounting reports (in both monetary and unit terms) and, together with us, undertake the joint reconciliation of unit amounts of services provided to end users.

        If any of the CSPs refuse to extend the Service Provision Agreements upon their expiration or enter into such agreements on terms unfavorable to us, we may no longer be able to service end users in a cost efficient manner and, as a result, our business, financial condition and results of operations may suffer. To provide services directly to end users, in September 2007, we started to bill all subscribers in the Urals region using our own billing system and the IRC Uralsvyazinform, which acted as our CSP in this region, delegated its customer service and other functions, including printing and delivery of invoices, as well as collecting cash, to a sub-agent pursuant to the relevant Service Provision Agreement.

        If we are unable to provide DLD/ILD services to end users through Service Provision Agreements with IRCs, we may need to build our own "last-mile" connections to end users or lease them from IRCs or other operators. Either alternative would require substantial time and resources. In addition, we cannot guarantee the seamless integration of our DLD/ILD services with the providers of "last-mile" connections due to the sometimes inadequate quality and functional capabilities of such "last-mile" networks, which could result in the loss of customers who may prefer other providers.

        In the view of our management, the foregoing changes pose several risks, including those described below, that could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks associated with the functional capabilities of the information and billing systems of the IRCs and other intra-regional and local operators

        Under the Service Provision Agreements, various financial and operational information that we require in order to prepare management and financial reports are tracked and recorded by the CSPs. Thus, we are subject to material risks associated with verification and calculation of such information by the CSPs, which includes the volumes of long-distance services rendered (in price and unit terms), invoicing, customer services provided to end users, and recognition of revenue from the provision of DLD and ILD services.

        These risks arise mainly from the lack of uniformity in the various billing systems used by the different CSPs, and joint testing of the information and billing systems of the CSPs has shown that, in most cases, their capabilities are currently insufficient to fully carry out the functions set forth in the Service Provision Agreements. As a result, the CSPs may not always provide us with timely and accurate operational and financial data, and we may have difficulty in preparing our accounting and tax records and producing accurate and timely financial and tax reports.

        The foregoing deficiencies have had and may have in the future the following consequences:

  •
  significant delay in our preparation of accounting and financial reports caused by difficulties in measuring and recognizing revenues and direct costs;

  •
  material weakness in our internal control over financial reporting with respect to lack of effective processes and controls over our accounting for certain revenues and expenses from agency agreements related to the provision of long-distance telecommunications services; and

  •
  our inability to receive an unqualified opinion on the effectiveness of our internal control over financial reporting from our independent registered public accounting firm.

        See also "Item 15. Controls and Procedures." In addition, these deficiencies may result in our inability to timely file our annual reports on Form 20-F with the SEC.

Risks associated with the servicing of end users by the CSPs on our behalf

        Under the Service Provision Agreements, we rely on the CSPs to perform various customer service functions. For example, the regulations require that a contract for telecommunications services (including for long-distance services) be executed between the operator and each end user. The regulations also require us to deliver invoices in hard copy directly to end users for DLD and ILD services. We rely on the CSPs to perform these functions on our behalf under the Service Provision Agreements. However, there is no guarantee that the CSPs will perform these tasks in a diligent and timely manner, and their failure to do so could adversely affect our ability to comply with the new regulations and collect and record revenues for services rendered.

        The Service Provision Agreements and, in some cases, Agency Agreements also require the CSPs to provide us with certain information regarding the numbering capacity of interconnected local operators and subscribers, but they often fail to do so. Moreover, under current legislation, IRCs and local operators are required to provide individual subscriber information to interconnected long-distance operators without the prior written consent of a subscriber; however, there is a lack of procedure in place for the exchange of subscriber information in the current legislation. Such information is critical to our ability to properly record traffic transit from subscribers and to calculate charges for services rendered and to issue invoices. The failure or inability of IRCs and local operators to provide us with subscriber information may hinder our ability to charge and collect payments from subscribers for long-distance services.

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

        In addition, the Communications Law provides for the regulation of certain tariffs set by telecommunications operators occupying a "significant position" in a market, or "significant operators," which the law defines as an operator holding, together with affiliates, more than 25% of the numbering capacity or throughput capacity in a particular geographic numbering zone or throughout Russia. We were added to the list of "significant operators" in December 2005. Significant operators are regulated by the Federal Service on Supervision in the Area of Communications, Information Technologies and Mass Media, or Rossvyazcomnadzor. For additional information, see "Item 4. Information on the Company—B. Business Overview—Regulation of the Russian Telecommunications Industry."

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

        An additional amount called the "compensation surcharge" was also payable by intra-regional and/or DLD/ILD operators to local and intra-regional operators, respectively, for the initiation of intra-regional and DLD/ILD calls, respectively, in order to compensate for losses incurred by local operators. The amount of the compensation surcharge was determined by the FST based on the amounts paid by a local operator to cover the difference between its revenues from intra-regional and local telecommunications services rendered at regulated tariffs and its economically justifiable costs relating to such services. In determining the compensation surcharge, the FST applied a certain profit margin as well. In accordance with Government Decree No. 627, dated October 19, 2005 and most recently amended on November 14, 2007, the compensation surcharge was in effect until January 1, 2008 when it was abolished. The compensation surcharge when in effect substantially reduced the portion of the total DLD/ILD tariff we ultimately received.

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

        Call origination and termination charges comprised approximately half of our revenue from long-distance telecommunications services in the year ended December 31, 2008. Because IRCs set origination and termination tariffs at the highest level permitted by law, we are limited in our ability to effectively control our tariffs and ultimately the amount our end users pay for our services. As a result, we may lose a substantial number of our subscribers to other operators (including mobile operators) that set their tariffs at rates lower than ours, causing our business, financial condition and results of operations to suffer.

Risks associated with the registration of our telecommunications network

        Pursuant to amendments to the Communications Law, enacted on February 9, 2007, telecommunications operators shall register their networks if their capacity exceeds certain limits established by state authorities. According to the amendments, telecommunications networks constructed before February 14, 2008 shall be registered by January 1, 2010. Nearly all of our networks must be registered.

        The registration process requires us to prepare technical specifications of each of our networks to be registered which are then examined by the relevant state authorities. This process is time consuming and expensive and if we are unable to register the network in a timely manner or at all, the DLD/ILD services we provide could be adversely impacted and our reputation could be negatively affected. In addition, our business, financial condition, results of operations and prospects could be materially adversely affected.

Risks Relating to Our Business

  We face increasing competition in the DLD and ILD communications services market that may adversely affect our ability to increase our subscriber base and could result in reduced operating margins and a loss of market share, as well as different pricing, service or marketing policies.

        Alternative operators are particularly active in the more profitable segments of the Russian telecommunications market, including mobile services, data transmission services and domestic and international telecommunications services. Over the last several years, alternative operators have been expanding their presence in the telecommunications services market, and the Russian market for DLD/ILD services is becoming increasingly competitive. In particular, newly licensed alternative operators began providing DLD/ILD services since 2006 and new competitors have continued to enter the market through 2008, which has had a negative effect on our market share. According to our estimates, our share of the DLD/ILD services market in 2008 was approximately 55%, compared to Golden Telecom's 20% and MTT's 10%. In comparison, we had nearly 100% of the DLD/ILD services market in 2006.

        The markets for DLD/ILD telecommunications services in Moscow, the Moscow region, St. Petersburg and other commercial centers in Russia are rapidly evolving and becoming increasingly competitive. Competition is generally based on price, product functionality, range of service offerings and customer service. The consolidation of smaller operators and/or their acquisition by larger operators may further increase competition. Increased competition may adversely affect our ability to increase the number of our subscribers and could result in reduced operating margins and a loss of market share, as well as different pricing, service or marketing policies.

        In particular, the Moscow telecommunications market is highly competitive, especially in the corporate customer segment. Our market share in the Moscow DLD/ILD services market has declined in the last few years, particularly in the corporate customer segment, which was 23% and 26% in 2008 and 2007, respectively, based on our estimates. Because competing operators are not subject to tariff regulation by state authorities and tend to be more flexible in their tariff policy, our market share in Moscow may continue to decline, thereby limiting the growth of our revenue from Moscow end user subscribers and potentially having a material adverse effect on our financial condition and results of operations.

  The rapid development of mobile communications and Internet Protocol, or IP, -telephony services has resulted in increased competition in the long-distance market, which in turn, may lead to a loss of market share and a reduction in our revenues.

        The rapid development of mobile communications is allowing mobile operators greater access to the end users of telephone services nationwide. Mobile operators have the technical capability and legal right to transit DLD traffic to public switched telephone networks, or PSTNs, through us, as well as other long-distance operators. Furthermore, MTS, Vimpelcom and Megafon, the leading mobile operators in Russia, have DLD/ILD licenses. Mobile operators also have the legal and technical capability to directly exchange mobile-to-mobile traffic. Due to the mobile operators' ability to bypass our network when transmitting DLD traffic, we carried an insignificant portion of total mobile traffic during 2007 and 2008, and we may be unable to increase or maintain our share of mobile traffic in the future.

        In addition, the active development and promotion of IP-telephony services may significantly increase competition in the Russian long-distance market. Certain IP-telephony service providers offer free calls between users of IP-telephony, as well as significantly discounted calls to users on PSTN and mobile networks. In addition, the increase in broadband Internet penetration rates in Russia and around the world make IP-telephony services an attractive alternative to more expensive fixed-line and mobile telecommunications services. Accordingly, the growing competition from operators providing IP-telephony services may adversely affect our ability to increase or maintain our number of subscribers and could result in reduced operating margins, a loss of market share and a reduction in revenues.

  If the demand for certain telecommunications services that we offer or are developing and promoting does not increase, our ability to achieve further revenue growth from these services will be limited.

        The current financial crisis and limited liquidity has negatively affected the disposable income of consumers and corporations and, in turn, demand for traditional and new telecommunications services. Reduced demand for our traditional services, such as DLD/ILD and rent of digital telecommunications channels, could have a material adverse effect on our business, financial condition, results of operations and prospects.

        In addition, we have introduced or are developing new services in order to provide us with additional sources of revenue. Such products and services include, among others, our Intelligent Network, which provides toll free and mass calling information services, Virtual Private Network, or VPN, and Internet access services based on our IP/multi-protocol label switching, or MPLS, network, as well as Data Center services. We expect that a large portion of our growth in the future will be generated from the provision of these new services; however, if the markets for these services do not grow as expected, our ability to achieve further revenue growth may be impaired.

  Significant delays in the collection of receivables and the inability to collect payments for DLD/ILD services from our subscribers may result in losses and could adversely affect our financial position.

        We bill end users at set tariffs for domestic and international long-distance telecommunications services and international operators for termination of incoming traffic and other services. As with many other Russian companies, we have in the past experienced, and continue to experience, significant delays in payments from the agents with whom we work. The change in our customer base from the IRCs and local operators to individual end users has also led to an increase in our accounts receivable. Because we rely on IRCs pursuant to Service Provision Agreements to collect payments from end users on our behalf, our ability to manage and fully control our accounts receivables is limited. Consequently, we may incur costs in covering the cash shortages that result from delayed settlements, including costs associated with borrowings and collections, as well as experience growth of doubtful accounts and bad debt, which could have a material adverse effect on our business, financial condition and results of operations.

        In addition, we receive a large majority of our payments for the DLD/ILD services we provide within approximately 60 days, but are required to settle payment with IRCs for their provision of intra-regional call origination and termination services within 25-30 days. As a result, we are often required to pay for the services provided by IRCs well before we receive payment for the DLD/ILD services we provide to end users. The fees we pay to IRCs and other local operators for call origination and termination services represent a substantial part of DLD/ILD services and do not depend on the collection of payments for DLD/ILD services we provide. Therefore, our obligation to pay IRCs before we receive payment from end users, combined with increased incidents of delayed payment and non-payment by end users, create a risk that we may not have sufficient cash resources available to settle with IRCs.

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

  We depend on the reliability of our networks, and a system failure or breach of our security measures could result in a loss of subscribers and materially adversely affect our business and results of operations.

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

        Insufficient action by governmental authorities in ensuring compliance with applicable laws allows certain companies to infringe our rights in respect of DLD and ILD traffic transit and termination of incoming traffic. The absence of government-imposed burdens on these companies may allow these companies to offer substantially lower tariffs than we do. This, in turn, negatively impacts our revenues by causing our market share to decrease and forcing us to reduce our tariffs in order to remain competitive, which we may not be able to do, if the respective tariffs are set by the government. Our inability to maintain our market share coupled with stringent tariff regulation may have a material adverse effect on our financial condition and results of operations.

  If the calculation of our tax liability and certain initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations.

        Following a tax audit for the period covering the fiscal years ended December 31, 2004, 2005 and 2006, the Russian tax authorities issued a tax assessment in February 2008 for RUB 1,812 million (including fines and penalties) relating to our calculation of taxes payable on our revenue from traffic transmission and certain VAT benefits. We filed an objection to these findings and the corresponding assessment with the Russian Federal Tax Service, but the Federal Tax Service has not yet responded to our objection. We also filed an application to the Arbitrazh Court of the city of Moscow to declare the assessment invalid. In November 2008, the Arbitrazh Court of the city of Moscow declared the assessment of the tax authorities of RUB 1,803 million invalid and ordered us to pay RUB 9 million. In February 2009, the Court of Appeals confirmed the decision of the Arbitration Court of the city of Moscow. Subsequently, the Federal Tax Service of the Russian Federation filed an appeal to the Court of Cassation, which, in May 2009, upheld the ruling of the Arbitration Court of the city of Moscow. However, if upon appeal by the Federal Tax Service to a higher court we are ultimately found liable for all or a significant part of the original assessment, the resulting losses would have a material adverse impact on our financial condition and results of operations.

  Our business operations could be significantly disrupted if we lose key members of our management and accounting personnel.

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

        We are also dependent on certain qualified personnel for financial reporting in accordance with IFRS and SEC requirements. In Russia, there are only a limited number of individuals with adequate IFRS and SEC reporting expertise and there is high demand and intense competition for such personnel as more Russian companies are beginning to prepare financial statements on the basis of IFRS. Such competition makes it difficult for us to hire and retain such personnel. The loss of existing key personnel could have a further material adverse effect on our business, financial condition and results of operations.

  Our existing arrangements with trade unions may not be renewable on terms favorable to us, and our operations could be adversely affected by strikes and lockouts.

        Over half of our employees are represented by the Telecommunications Union of Russia. Large union representation subjects our business to the risk of interruptions through strikes, lockouts or delays in renegotiations of labor contracts. Our existing collective bargaining agreement also may not be renewed on terms favorable to us. In such events, our business, financial condition and results of operations could be materially adversely affected.

  The insurance coverage under our insurance agreements may be insufficient to compensate losses.

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

  If transactions of members of our group and their predecessors-in-interest were to be challenged on the basis of non-compliance with applicable legal requirements, the remedies in the event of any successful challenge could include the invalidation of such transactions or the imposition of other liabilities on such group members.

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

  We are subject to the regulation and control of the FST and Federal Anti-Monopoly Service, or the FAS, and our failure to comply with these regulations could have a material adverse effect on us.

        Under Russian law, the state has the authority to regulate, to a certain extent, activities of natural monopolies. As we are considered to be a natural monopoly, we are subject to regulation by the FST. In addition, as an entity controlling more than 35% of the DLD and ILD telecommunications market in Russia, we are also subject to regulation by the FAS.

        The Natural Monopolies Law provides for state control over the setting of tariffs for publicly-accessible telecommunications services, mail services and other activities. This law significantly impacts our ability to set tariffs independently. The Natural Monopolies Law and the Law on Protection of Competition govern the types of transactions into which a regulated entity, such as us, may enter. Any failure to comply with these laws could materially adversely affect our business. The Russian government, through the FST, regulates end-user DLD tariffs and may require us to enter into specified contracts with state-owned entities. Although we are permitted to petition the FST to change the tariffs based on such criteria as inflation and increased costs, such requests may not be granted. In addition, as a regulated entity, we are not permitted to refuse to enter into contracts with particular consumers if the FAS so requires. Our business, financial condition and results of operations could be materially adversely affected in the event that tariffs are set at an insufficient level or we are forced to enter into contracts on unfavorable commercial terms.

  Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations.

        Our telecommunications licenses expire periodically and may be renewed upon application to Roscomnadzor. Government officials in Russia have broad discretion in deciding whether to renew a license, and may not renew licenses after their expiration. If licenses are renewed, they may be renewed with additional obligations, including payment obligations.

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

  To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we will have to continue to divert significant moneys and resources, including senior management time, from our operating businesses, which could materially adversely affect our business, results of operations and prospects.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to evaluate the effectiveness of our internal control over financial reporting on an annual basis and furnish a report with management's assessment thereof as part of our Form 20-F filed with the SEC. Our management is also required to report on the effectiveness of our disclosure controls and procedures. Our independent registered public accounting firm is required to attest to, and report on management's assessment and the effectiveness of internal control over financial reporting. As disclosed elsewhere in this annual report, management has identified nine material weaknesses in internal control over financial reporting and, accordingly, has determined that internal control over financial reporting was not effective as of December 31, 2008. For more information, see "Item 15. Controls and Procedures."

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

        Management has identified nine material weaknesses in our internal control over financial reporting as defined in the Accounting Standard No. 5 issued by the Public Company Accounting

Oversight Board for the year ended December 31, 2008. These material weaknesses in our internal control over financial reporting are described in "Item 15. Controls and Procedures."

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

  We may acquire, invest in or merge with other companies to expand our operations which may pose risks to our business.

        As part of our growth strategy, we will continue to evaluate opportunities to acquire, invest in or merge with other telecommunications operators or license holders, as well as other complementary businesses. Business combinations that we may undertake in the future would entail a number of risks that could materially adversely affect our business, financial condition, results of operations and prospects, including the following:

  •
  incorrect assessment of the value of any acquired target;

  •
  assumption of the acquired target's liabilities and contingencies;

  •
  failure to realize any of the anticipated benefits or synergies from any acquisitions or investments we complete;

  •
  problems integrating the acquired businesses, technologies or products into our operations;

  •
  incurrence of debt to finance acquisitions and higher debt service costs related thereto;

  •
  difficulties in retaining business relationships with suppliers and customers of the acquired company;

  •
  risks associated with markets in which we lack experience;

  •
  potential loss of key employees of the acquired company;

  •
  potential write-offs of acquired assets; and

  •
  lawsuits arising out of disputes over ownership of acquired assets and/or the enforcement of indemnities relating to the title to such assets.

        In addition, companies that we acquire may not have internal policies, including accounting policies and internal control procedures, that are compatible, compliant or easily integrated with ours.

        If any of our future business combinations is structured as a merger with another company, such a merger would be considered a corporate reorganization under Russian law, which would allow our creditors to accelerate our outstanding indebtedness. In addition, a corporate reorganization and any business combination that constitutes a "major transaction" under Russian law would trigger the right of our shareholders who abstain from voting on or vote against such transaction to sell, and our obligation to buy, their shares in an amount representing up to 10% of our net assets as calculated under Russian Accounting Standards, or RAS. See "—Legal Risks and Uncertainties—Shareholder rights provisions under Russian law could impose significant additional obligations on us."

  Our intellectual property rights are costly and difficult to protect.

        We regard our copyrights, trademarks, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Nonetheless, intellectual property rights are especially difficult to protect in the markets where we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult. For example, in Russia, legislation in the area of copyrights, trademarks and other types of intellectual property was significantly changed in 2008, and Russian courts have limited experience in applying and interpreting the new laws.

        In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business and results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties.

Risks Relating to Our Financial Condition

  We may be adversely affected by the current economic environment.

        As a result of the credit market crisis (including uncertainties with respect to financial institutions and the global capital markets), volatility in the commodities markets and other macro-economic challenges currently affecting Russia, our customers' disposable incomes and our vendors' cash flows may be adversely impacted. Consequently, subscribers may modify or decrease their usage of our services or fail to pay the outstanding balances on their accounts, and vendors may significantly increase their prices, eliminate vendor financing or reduce their output. A decline in subscriber usage, an increase in bad debts or material changes in equipment pricing or financing terms may have a material adverse effect on our business, financial condition, results of operations and prospects.

  Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the price of our securities to suffer.

        Since the summer of 2007, turmoil in the international credit markets, the recession in the United States and several major European economies and the collapse or near collapse of several large banks and financial services companies in the United States and United Kingdom have resulted in increased volatility in the securities markets in the United States and across Europe, including Russia. In addition, many financial market indices in Russia and other emerging markets, as well as developed markets, have declined significantly since the summer of 2008, and continue to be depressed as of the date of this document. Continued volatility in the United States, European and/or Russian securities markets stemming from these or other factors may adversely affect the price of our securities.

        The current downturn in the global financial markets has also caused some companies to experience difficulties accessing their cash equivalents, trading investment securities, drawing on revolvers, issuing debt and raising capital generally. A continuation of this downturn may negatively impact our ability to obtain financing on commercially reasonable terms and the level and volatility of the trading price of our securities, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

  Ruble depreciation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs.

        Over the past 15 years, the ruble has fluctuated, at times substantially over short periods of time, against the U.S. dollar, and it has significantly depreciated against the U.S. dollar and euro in 2008 as a result of the ongoing global financial crisis. For example, on December 31, 2008, the official exchange rate published by the Central Bank, was 29.38 rubles per one U.S. dollar and 41.44 rubles per one euro, as compared to 24.55 rubles per one U.S. dollar and 35.93 rubles per one euro on January 1, 2008. Various press reports suggest that the ruble will continue to depreciate against the U.S. dollar and euro through 2009, and as of June 1, 2009, the exchange rate was 30.98 rubles per one U.S. dollar and 43.38 rubles per one euro. The Central Bank from time to time has imposed various currency-trading restrictions in attempts to support the ruble. The ability of the government and the Central Bank to maintain a stable ruble will depend on many political and economic factors. These include their ability to finance the budget without recourse to monetary emissions, to control inflation and to maintain sufficient foreign currency reserves to support the ruble.

        A majority of our capital expenditure and liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar and Special Drawing Rights, or SDRs, which are valued on the basis of a basket of key international currencies and serves as a settlement unit between us and a number of foreign telecommunications operators. Conversely, a majority of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar or other currencies comprising the SDR basket can adversely affect us by increasing our costs in rubles, both in absolute terms and relative to our revenues, and make it more difficult to timely fund cash payments on our indebtedness. We also anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of the ADSs. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar. Depreciation of the ruble against the U.S. dollar could therefore materially adversely affect our financial condition, results of operations and prospects and the value of the ADSs.

  Servicing and refinancing our indebtedness will require a significant amount of cash, and our ability to generate cash or obtain financing depends on many factors beyond our control.

        As at December 31, 2008, our consolidated total debt was approximately RUB 2,652 million, of which approximately RUB 1,610 million was secured by the pledge of equipment. Our interest expense was approximately RUB 268 million, net of amounts capitalized, as of December 31, 2008.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, approximately $74.6 million of our debt is comprised of floating rate interest loans, which we have not hedged. As a result, our interest payment costs can increase if the indices to which the notes are linked rise. Such increases could materially adversely affect our financial condition and results of operations by increasing the costs of current and future borrowings and reducing the profitability of projects undertaken with external financing with floating interest rates. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under, and acceleration of, our other indebtedness.

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

        The actual amount and timing of our future capital requirements may differ materially from our current estimates due to various factors, including, for example, unforeseen delays, cost overruns, changing consumer demand, adverse regulatory, technological or competitive developments, major changes in market conditions and/or the availability of external financing.

  Inflation could increase our costs and decrease our operating margins.

        Although the inflation rate in Russia gradually decreased from 15.1% in 2002 to 9.0% in 2006, it increased to 11.9% in 2007 and 13.3% in 2008, according to Rosstat. We tend to experience inflation-driven increases in certain of our costs, including salaries, rents and energy costs, which are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures and government regulation of our tariffs, we may not be able to raise the tariffs we charge for our services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

  Our cash holdings are exposed to devaluation.

        In the event that the U.S. dollar devaluates against the ruble, our U.S. dollar-denominated holdings would decrease in ruble terms and result in foreign exchange losses as our financial statements are reported in rubles. We face similar risks in relation to our euro-denominated holdings. See "—Ruble depreciation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs" for a description of certain risks associated with ruble depreciation.

Risks Relating to the Control of the Company by Svyazinvest and the Government of the Russian Federation

  Our business operations could be significantly disrupted if our major shareholder undergoes a change in control or reduces its control over us.

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

  •
  Reducing or eliminating Svyazinvest's controlling position in us may jeopardize business relations between us and major intra-regional and local telephone operators controlled by Svyazinvest that are our primary providers of origination and termination services. In 2008, Svyazinvest IRCs provided origination and termination services to us in the amount of RUB 15,576 million, or approximately 61% of our overall payments to national telecommunications operators; and

  •
  The sale or potential sale of a significant number of our shares out of the 50.67% stake held by Svyazinvest may cause the market price of our shares and ADSs to decline significantly.

        Currently, Svyazinvest is viewed as a strategic asset by the government mainly due to our vital role in providing telecommunications services to certain state agencies. The government may therefore elect to maintain a certain measure of control over Svyazinvest's subsidiaries, including us, through the maintenance of a "golden share" or other means.

        There have been numerous reports in the media regarding the possible reorganization of Svyazinvest which, among other entities, may involve us. While no definitive decision has been reported as of the date of this annual report, various government and Svyazinvest officials have been actively discussing the potential parameters of the Svyazinvest reorganization. In particular, on May 29, 2009, the State Commission on Transport and Communications approved a framework reorganization plan for Svyazinvest, which, according to various press reports, contemplates two possible scenarios of the Svyazinvest reorganization. One scenario involves a merger between Svyazinvest and us. The other scenario contemplates an issuance of additional shares by us and an exchange of those shares for the shares of Svyazinvest IRCs. According to press reports, both scenarios may involve a delisting of our ADSs from the New York Stock Exchange, or the NYSE, and our deregistration with the SEC.

  We could be influenced by the government of the Russian Federation in ways that may conflict with the interests of other holders of our shares and ADSs.

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

Risks Relating to the Russian Federation

Economic Risks

  Emerging markets such as the Russian Federation are subject to greater risks than more developed markets, including significant legal, economic and political risks.

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

  Economic instability in the countries where we operate could adversely affect our business.

        Since the dissolution of the Soviet Union in 1991, the Russian economy has experienced periods of considerable instability and has been subject to abrupt downturns. Most notably, following the Russian government's default on its ruble-denominated securities in August 1998, the Central Bank stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in the immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a substantial decline in the prices of Russian debt and equity securities, and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the subsequent near collapse of the Russian banking sector, with the termination of banking licenses of a number of major Russian banks.

        While the economy of Russia has experienced positive trends in recent years, such as increases in gross domestic product, relatively stable national currency, strong domestic demand, rising real wages, increased disposable income, increased consumer spending and a relatively reduced rate of inflation, these positive trends have been supported, in part, by increases in global commodity prices, and may not continue or may abruptly reverse. The current financial crisis, as well as any future economic downturns or slowdowns in Russia could lead to decreased demand for our services, decreased revenues and negatively affect our liquidity and ability to obtain debt financing, which would have a material adverse effect on our business, financial condition and results of operations.

  The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

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

        In recent years, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the Central Bank has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently, a number of banks and credit institutions have lost their licenses due to deficiency of capital and failure to meet the Central Bank requirements. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

        The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. According to Standard & Poor's, which in October 2008 revised the outlook on its long-term sovereign credit rating for the Russian Federation from "stable" to "negative," Russia is at risk of recording a deficit in 2009. In addition to anticipated slower asset growth on the Russian banking market, the Russian Federation is facing significant inflation, a significant decline in stock prices and a substantial outflow of capital from the country. The Russian Government and the Central Bank provide financial support only to a limited number of banks, which may result in the liquidation of other banks and financial institutions. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

        There is currently a limited number of sufficiently creditworthy Russian banks and few ruble-denominated financial instruments in which we can invest our excess ruble cash. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

  Fluctuations in the global economy could materially adversely affect the Russian economy and our business, as well as the value of our shares and ADSs.

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

        The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in emerging markets, including us, may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs. To the extent that the current market downturn continues or worsens, it may lead to constraints on our liquidity and ability to obtain debt financing.

  The infrastructure in Russia is inadequate, which could disrupt our business operations.

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

Political and Social Risks

  Political and governmental instability in Russia could materially adversely affect our business, financial condition, results of operations and prospects and the value of our securities.

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

        Current and future changes in the Russian government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our securities.

  Potential conflict between central and regional authorities could create an uncertain operating environment hindering our long-term planning ability.

        The Russian Federation is a federation of 83 regions, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities could result in the enactment of conflicting legislation at various levels and may lead to political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus may hinder our long-term planning efforts and create uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, which can halt normal economic activity and disrupt the economies of neighboring regions. For example, violence and attacks relating to the Chechen conflict have spread to other parts of Russia and several terrorist attacks have been carried out in other parts of Russia, including Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. These factors could materially adversely affect our business and the value of our securities.

  Crime and corruption could disrupt our ability to conduct our business.

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

  Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our operations.

        The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, including restrictions on foreign involvement in the Russian economy; and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenues, materially adversely affecting our operations.

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

        Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government acts, to interfere with the performance of, nullify or terminate contracts. Standard & Poor's has expressed concerns that "Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups." In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

        In addition, in recent years, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects.

  A deterioration in relations between Russia and other former Soviet republics and/or the United States and the European Union could materially adversely affect our financial condition, results of operations and prospects and the value of our securities.

        Relations between Russia and certain other former Soviet republics are or have in the past been strained. For example, in August 2008, a significant armed conflict erupted between Russia and Georgia over the separatist regions of South Ossetia and Abkhazia, culminating in Russia's recognition of their independence from Georgia. The political and economic relationships between Ukraine and Russia have also been strained in recent years. The possible accession by Ukraine and Georgia to the North Atlantic Treaty Organization is also a significant source of tension between Russia and these countries.

        The conflicts between Russia and these and other former Soviet republics have, in some instances, also strained Russia's relationship with the United States and the European Union which, at times, has negatively impacted Russia's financial markets.

        The emergence of new or escalated tensions between Russia and other former Soviet republics could further exacerbate tensions between Russia and the United States and the European Union, which may have a negative effect on the Russian economy, our ability to obtain financing on commercially reasonable terms, and the level and volatility of the trading price of the ADSs. Any of the foregoing circumstances could have a material adverse effect on our financial condition, results of operations and prospects and the value of our securities.

Legal Risks and Uncertainties

  It is not yet clear how the new Strategic Foreign Investment Law will affect us and our foreign shareholders.

        On May 7, 2008, the Federal Law "On the Procedure for Foreign Investment in Commercial Organizations of Strategic Importance for the Defense and Security of the State," or the Strategic Foreign Investment Law, came into force in Russia. This law sets forth certain restrictions relating to foreign investments in Russian companies of "strategic importance." Among others, companies included in the Register of Natural Monopolies in the Russian communications market are considered to be strategically important and foreign investments in such companies are subject to regulations and restrictions to these companies set out by the Strategic Foreign Investment Law.

        Starting from the effective date of the Strategic Foreign Investment Law, a foreign investor seeking to obtain direct or indirect control over a strategically important company is required to have the respective transaction pre-approved by an authorized governmental agency. In addition, foreign investors are required to notify this authorized governmental agency about any transactions undertaken by them resulting in the acquisition of 5% or more of the charter capital of strategically important companies. Within 180 days from the effective date of the Strategic Foreign Investment Law, foreign investors having 5% or more of the charter capital of strategically important companies are required to notify the authorized governmental agency about their current shareholding in such companies.

        As we are classified as a strategically important company, our current and future foreign investors are subject to the notification requirements described above and our current and potential investors may be limited in their ability to acquire a controlling stake in, or otherwise gain control over, us. Such increase in governmental control or limitation on foreign investment could impair the value of your investment and could hinder our access to additional capital. In addition, the Strategic Foreign Investment Law contemplates the adoption of a number of implementing regulations. It is currently unclear how these regulations will affect us and our foreign shareholders.

  We, our principal shareholders, their affiliates and our subsidiaries have engaged and may continue to engage in transactions among ourselves that may present conflicts of interest, and may be subject to challenge by minority shareholders.

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

  Weaknesses relating to the legal system and legislation in Russia create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of our shares and ADSs.

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

        The nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations which have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and contracts, or to defend ourselves against claims by others. Moreover, it is possible that regulators, judicial authorities or third parties may challenge our internal procedures and bylaws, as well as our compliance with applicable laws, decrees and regulations.

  Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to operate telecommunications equipment, or the findings of government inspections or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition and results of operations.

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

        Our failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to operate telecommunications equipment or the findings of government inspections may also result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Moreover, an agreement or transaction entered into in violation of Russian law may be invalidated and/or unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs and could materially adversely affect our business, financial condition, results of operations and prospects.

  Russian companies can be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law.

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

        For example, in Russian corporate law, negative net assets calculated on the basis of RAS as at the end of the second or any subsequent year of a company's operation can serve as a basis for a court to order the liquidation of the company upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical asset values reflected on their RAS balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. The amount of net assets of some of our subsidiaries is below the minimum legal requirements, and we are currently taking steps to remedy this. However, we believe that the risk of their liquidation is remote.

  Developing corporate and securities laws and regulations in Russia could limit our ability to attract future investment.

        The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than, for example, in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, are relatively new, while other laws concerning anti-fraud, insider trading and fiduciary duties of directors and officers remain underdeveloped. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

  •
  the Federal Service for Financial Markets, or the FSFM;

  •
  the Ministry of Finance;

  •
  the FAS;

  •
  the Central Bank; and

  •
  various professional self-regulatory organizations.

  •
  The regulations of these various authorities are not always coordinated and may be contradictory.

        In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to us. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business, financial condition and results of operations.

  The judiciary's lack of independence and overall inexperience, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or holders of our shares and ADSs from obtaining effective redress in a court proceeding.

        The judicial system in Russia is not always independent or immune from economic, political and nationalistic influences, and is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business, corporate and industry (telecommunications) law. Judicial precedents generally have no binding effect on subsequent decisions, and not all court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can also be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult to achieve. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political and commercial aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes.

        These uncertainties also extend to property rights. For example, during Russia's transformation from a centrally-planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business, financial condition, results of operations and prospects.

  The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the shares underlying the ADSs.

        Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a developed share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the depositary, under the terms of the deposit agreement, will not be liable for the unavailability of our shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares.

  The Russian taxation system is underdeveloped and any imposition of significant additional tax liabilities could have a material adverse effect on our business, financial condition or results of operations.

        The discussion below provides general information regarding Russian taxes and is not intended to be inclusive of all issues. Investors should seek advice from their own tax advisors as to these tax matters before investing in the ADSs. See also "Item 10. Additional Information—E. Taxation."

        In general, taxes payable by Russian companies are substantial and numerous. These taxes include, among others, corporate income tax, value added tax, property taxes, excise duties, payroll-related taxes and other taxes.

        Russian tax law and practice are not as clearly established as those of more developed market economies. Russian tax laws, regulations and court practice are subject to frequent change, varying interpretation and inconsistent and selective enforcement. In some instances, although it may be viewed as contrary to Russian constitutional law, the Russian tax authorities have applied certain new taxes retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period multiple times.

        On October 12, 2006, the Plenum of the Supreme Arbitration Court of the Russian Federation issued Resolution No. 53, which is aimed at differentiating between acceptable tax planning, on the one hand, and tax evasion on the other. According to the position of the Supreme Arbitration Court, a tax benefit (which may include any reduction of the taxable base, increased tax deduction, recovery of taxes, application of a reduced tax rate or tax exemption) may be treated as "unjustified" if it is received as a result of transactions which are economically or commercially unreasonable, or as a result of transactions, the form of which differs from their substance. Such transactions are primarily aimed at receiving an "unjustified" tax benefit rather than for a valid business or economic purpose. If a court concludes that a tax benefit is unjustified, a taxpayer may be denied such benefit. There has been very little further guidance for the interpretation of this concept by the tax authorities or the courts, but it is likely that the tax authorities will actively seek to apply this concept when challenging tax positions taken by taxpayers in Russian courts. While the intention of this Resolution might have been to combat abuse of tax laws, in practice, there is no assurance that the tax authorities will not seek to apply this concept in a broader sense than may have been intended by the Supreme Arbitration Court.

        Generally, tax returns in Russia remain open and subject to tax audit by the tax authorities for a period of three calendar years immediately preceding the year in which the decision to conduct a tax audit is taken. The fact that a year has been reviewed by the tax authorities does not prevent further review of that year, or any tax return applicable to that year, by a superior tax authority during the statutory three-year limitation period for the conduct of an audit. The tax authorities are also entitled to carry out a further field audit in the event of the liquidation or reorganization of a taxpayer, as well as if a taxpayer files an amended tax return to reduce the amount of tax due.

        In addition, on July 14, 2005, the Constitutional Court of the Russian Federation, or the Constitutional Court, issued a decision that allows the statute of limitations for the imposition of tax penalties to be extended beyond the three-year statutory term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax audit. Moreover, recent amendments to the Tax Code of the Russian Federation, effective January 1, 2007, provide for the extension of the three-year period of statute of limitations if the actions of the taxpayer created insurmountable obstacles for a tax audit. As the terms "obstructed," "hindered" or "created insurmountable obstacles" are not defined, the tax authorities may have broad discretion to argue that a taxpayer has "obstructed" or "hindered" or "created insurmountable obstacles" in respect of a tax audit and to ultimately seek review and possibly apply penalties beyond the three-year statutory term. There is no guarantee that the tax authorities will not review our compliance with applicable tax law beyond the three-year limitation period. Any such review could, if it concluded that we had significant unpaid taxes relating to such periods, have a material adverse effect on our business, financial condition, results of operations and prospects.

        Moreover, the financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. However, the Russian government in its Main Directions of Russian Tax Policy for 2008 to 2010 is proposing to introduce consolidated tax reporting that may enable the consolidation of the financial results of taxpayers which are part of one group for corporate profits tax purposes. At this time, it is impossible to predict whether, when and how such consolidated tax reporting (as well as any other elements of the proposed tax reform) will be implemented.

        In addition, intercompany dividends are subject to a withholding tax of 0% or 9% (depending on whether the recipient of dividends qualifies for the Russian participation exemption rules), if being distributed to Russian companies, and 15% (or lower, subject to benefits provided by relevant double tax treaties), if being distributed to foreign companies. If the receiving Russian company itself pays a dividend, such company may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. These tax requirements impose additional burdens and costs on our operations, including management resources.

        Anti-crisis tax measures were recently adopted by the Russian legislation to help businesses. Such measures include, among others:

  •
  a decrease in the generally applicable profits tax rate from 24% to 20% (effective from January 1, 2009);

  •
  the introduction of certain depreciation allowances, including the ability to deduct a "30% initial depreciation allowance" with respect to selected types of fixed assets (effective from January 1, 2009); and

  •
  an increase in the threshold limits for the deductibility of loan interest (effective from January 1, 2009 until the end of 2009, with retroactive application from September 1, 2008).

        Despite the government's steps to reduce the overall tax burden in recent years in line with its objectives, certain companies and industries are being challenged as to structures and transactions which have not been challenged or litigated as a result of prior tax audits. Companies operating in the telecommunications industry may also be subject to greater than expected tax scrutiny and tax burdens that could materially adversely affect our business, financial condition, results of operations and prospects.

        Problems with Russia's largely ineffective tax collection system and continuing budgetary funding requirements may increase the likelihood that the Russian Federation will impose arbitrary or onerous taxes and penalties in the future, which could have a material adverse effect on our business, financial condition, and results of operations or prospects. Additionally, tax claims have been utilized as a tool for significant state intervention in certain key industries.

        The Russian tax authorities may take more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may now be challenged. The foregoing factors raise the risk of the imposition of arbitrary or onerous taxes on us, which could adversely affect the value of our securities.

        Current Russian tax legislation is, in general, based upon the formal manner in which transactions are documented, looking to form rather than substance. However, the Russian tax authorities, in some cases, are increasingly taking a "substance over form" approach. It is expected that Russian tax legislation will become more sophisticated, which may result in the introduction of additional revenue raising measures. Although it is unclear how these measures would operate, the introduction of these measures may affect our overall tax efficiency and may result in significant additional taxes becoming payable. We cannot offer prospective investors any assurance that additional tax exposures will not arise in the future. Additional tax exposures could have a material adverse effect on our business, financial condition, results of operations or prospects.

        In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions. For example, tax laws are unclear with respect to the deductibility of certain expenses. This uncertainty could possibly expose us to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

  Restrictive currency regulations or limited foreign currency markets in Russia could hinder our ability to conduct our business.

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

  Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

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

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our subsidiaries. The total liability of our subsidiaries, as of December 31, 2008, was approximately $164.3 million. This liability could have a material adverse effect on our business, results of operations and financial condition.

  Shareholder rights provisions under Russian law could impose significant additional obligations on us.

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

        Our (or, as the case may be, our subsidiaries') obligation to purchase shares in these circumstances, which is limited to 10% of the company's net assets calculated in accordance with RAS at the time the matter at issue is voted upon, could have a material adverse effect on our results of operations and financial condition. Under Russian law, if we are unable to sell the repurchased shares at a price equal to or exceeding the market price within one year after the date of repurchase, we have to reduce our charter capital accordingly.

  Russian legislation treating our depositary bank as the beneficial holder of the shares underlying the ADSs and lack of participation of ADS holders in shareholder votes hinder our ability to take corporate actions requiring a supermajority vote, including amending our charter.

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

        While we were able to approve amendments to our charter in 2006, 2007 and 2008, the lack of court or regulatory guidance regarding such matters may hinder our ability to amend our charter in the future. Furthermore, our inability to amend our charter limits our flexibility in introducing changes to our corporate governance practices required by new regulations, listing rules and supervising authorities, and may have a material adverse effect on our business, financial condition and results of operations.

  Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our business and results of operations.

        Russian transfer pricing legislation became effective in the Russian Federation on January 1, 1999. This legislation allows the tax authorities to make transfer pricing adjustments and impose additional tax liabilities with respect to all "controlled" transactions, provided that the transaction price differs from the market price by more than 20%. "Controlled" transactions include transactions with related parties, barter transactions, foreign trade transactions and transactions with unrelated parties with significant price fluctuations (i.e., if the price with respect to such transactions differs from the prices for similar transactions conducted within a short period of time by more than 20%). Special transfer pricing provisions are established for operations with securities and derivatives.

        Russian transfer pricing rules are vaguely drafted, generally leaving wide scope for interpretation by the Russian tax authorities and courts. There has been very little guidance (although some court practice is available) as to how these rules should be applied. Moreover, the Ministry of Finance of the Russian Federation is in the process of drafting amendments to the transfer pricing legislation, which may come into force in the near future. The implementation of these amendments are expected to considerably toughen the existing law, as the proposed changes are expected, among other things, to effectively shift the burden of proving market prices from the tax authorities to the taxpayer, cancel the existing threshold for permitted deviations and introduce specific documentation requirements to prove market prices. If the tax authorities were to impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse impact on our business, financial condition and results of operations.

        Additionally, in the event that a transfer pricing adjustment is assessed by the Russian tax authorities, the Russian transfer pricing rules do not provide for an offsetting adjustment to the related counterparty in the transaction that is subject to adjustment. In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions.

Risks Relating to the Shares and ADSs and the Trading Market

  There is little minority shareholder protection in Russia.

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

  Because the depositary may be considered the owner of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

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

        Thus, in proceedings brought against a depositary, whether or not related to shares underlying the ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. In the past, a lawsuit was filed against a depositary seeking the seizure of various Russian companies' shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future against our depositary, and the shares underlying our ADSs were to be seized or arrested, the ADS holders involved could lose their rights to such underlying shares and all of the money invested in them.

  The market price of our ADSs has been and may continue to be volatile.

        The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from January 1, 2008 to December 31, 2008, the closing price of our ADSs on the NYSE, has ranged from a low of $23.81 per ADS to a high of $74.20 per ADS.

        Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

  •
  the current global financial crisis, which has caused extreme price and volume fluctuations on the US and Russian stock markets;

  •
  announcements of technological or competitive developments;

  •
  regulatory developments affecting us, our customers or our competitors;

  •
  actual or anticipated fluctuations in our quarterly operating results;

  •
  changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

  •
  announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

  •
  announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

  •
  investor's perception of risks associated with emerging markets;

  •
  general economic conditions within our business sector or in Russia; and

  •
  sales or perceived sales of additional ordinary shares or ADSs by us or our significant shareholders.

        In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

  There may be limited liquidity for our shares and ADSs.

        The liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although our ADS holders are entitled to withdraw the shares underlying the ADSs from the depositary at any time, there is a limited public market for our shares. This, in turn, may affect the liquidity of our ADSs and their trading price. The trading prices of the shares and ADSs may also be subject to wide fluctuations in response to many factors. See "—The market price of our ADSs has been and may continue to be volatile."

        In addition, Russian law prohibits Russian companies from issuing and trading more than 35% of their shares outside of Russia, including issuing shares that would serve as a basis for derivative securities, such as ADSs. This restriction may also limit the liquidity of our ADSs and their trading price.

  A challenge to our privatization, if successful, could result in shareholders and ADS holders losing their investment.

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

  Voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs and relevant requirements of Russian law.

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

  Foreign judgments may not be enforceable against us.

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

        There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the rules of the London Court of International Arbitration, or the LCIA. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts' inability to enforce such orders and corruption.

  There may be less publicly available information about us than about public companies in the United States and certain other jurisdictions.

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

  ADS holders may be unable to repatriate distributions made on the shares and ADSs.

        We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees and expenses. The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing, albeit limited by size, market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is a limited market for the conversion of rubles into foreign currencies outside of Russia and limited market in which to hedge ruble and ruble-denominated investments.

  An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may therefore suffer dilution in his or her equity interests in us.

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

        Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. The domestic tax rate applicable to dividends payable by Russian companies to non-resident individuals has been reduced from 30% to 15% effective from January 1, 2008. This tax may potentially be reduced to 5% or 10% for U.S. holders of the shares that are legal entities and organizations and to 10% for U.S. holders of the shares that are individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital ("the United States-Russia income tax treaty"), provided a number of conditions are satisfied. However, the Russian tax rules on the application of double tax treaty benefits to individuals are unclear and there is no certainty that advance clearance would be possible. The Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In a number of clarifications, the Ministry of Finance of the Russian Federation expressed a view that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard non-treaty rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States-Russia income tax treaty. See also "Item 10. Additional Information—E. Taxation" for additional information.

  Capital gain from the sale of shares and ADSs may be subject to Russian income tax.

        Under Russian tax legislation, gains realized by non-resident legal entities or organizations that do not conduct a business in the Russian Federation through a permanent establishment from the disposition of shares and securities of Russian organizations, as well as financial instruments derived from such shares, such as the ADSs, may be subject to Russian withholding income tax if immovable property located in Russia constitutes more than 50% of our assets. The taxation of the above gains is subject to any available double tax treaty relief to the extent that a U.S. holder that is a legal entity or organization is entitled to benefit from the relevant double tax treaty and provided that the Russian tax documentation requirements are satisfied. No procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered permanent establishment in Russia. Gains arising from the disposition of the foregoing types of securities on foreign stock exchanges by non-resident holders who are legal entities or organizations are not subject to taxation in Russia.

        The taxation of income of a U.S. holder that is an individual depends on whether this income is received from Russian or non-Russian sources. The Russian tax laws do not give a definition of how the "source of income" should be determined with respect to the sale of securities, other than that income from the sale of securities "in Russia" should be considered as Russian source income. As there is no further definition as to what should be considered to be a sale "in Russia," the Russian tax authorities have a some discretion to conclude which transactions are considered to take place in Russia based on the place of the transaction, the place of the issuer of the shares or other similar criteria.

        Non-residents who are individuals are taxable on Russian-source income. Provided that gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income, then such income should not be taxable in Russia. However, gains arising from the disposition of the same securities and derivatives "in Russia" by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities. The taxation of the above gains is subject to any available double tax treaty relief to the extent that a U.S. holder that is an individual is entitled to benefit from the relevant double tax treaty and provided that the Russian tax documentation requirements are satisfied. However, the Russian tax rules for the application of double tax treaty benefits to individuals are unclear and there is no certainty that advance clearance would be possible. See also "Item 10. Additional Information—E. Taxation."

Other Risks

  We have not independently verified information we have sourced from third parties.

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

Listing of Our Shares

        Our American Depositary Receipts, or ADRs, have been listed on the NYSE (ticker ROS) since February 17, 1998. Our ordinary and preferred shares (tickers RTKM and RTKMP, respectively) have been listed on the RTS Stock Exchange, or the RTS, and the Moscow Interbank Currency Stock Exchange, or the MICEX, since October 27, 1997 and February 27, 1997, respectively.

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

  •
  Expansion of existing and construction of new trunk exchanges, domestic long-distance and international exchanges;

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

  Capital construction and investments in 2006

        In 2006, we invested approximately RUB 7,177 million in our property, plant and equipment and intangible assets. The most significant investment projects implemented in 2006 were as follows:

  •
  Completion of the Russia to China cross-border link (Belogorsk to Blagoveshchensk to Heihe (Heilongjiang province, China)) for Europe-Asia traffic throughput services.

  •
  Expansion of the existing Russia to Belarus cross-border link as a part of the Moscow to Smolensk to Gusino fiber optic line, or FOL.

  •
  Modernization of the existing Kaliningrad to Lithuania cross-border link.

  •
  Establishment of FOL ring protection systems in the Central and Central- Chernozemic regions on the basis of existing trunk lines at the Moscow to Voronezh to Bogoroditsk to Moscow section and at the Bogoroditsk to Lipetsk to Belgorod to Bogoroditsk section.

  •
  Modernization of Novorozhdestvenskaya to Budennovsk to Shigony FOL to backup the existing Moscow to Khabarovsk FOL at the Sobchakovo to Shigony section and the Moscow to Novorossiisk trunk line at the Bogoroditsk to Novorozhdestvenskaya section by construction of a ring protection system with DWDM equipment.

  •
  Construction of Nazran to Grozny FOL, which creates a ring protection scheme in the region and provides the second digital interconnection to Grozny's and Nazran's trunk exchanges.

  •
  Modernization of Chelyabinsk to Khabarovsk FOL.

  •
  Construction of Kirov to Syktyvkar digital radio-relay line, or DRRL, which creates the first digital interconnection with Syktyvkar's trunk exchange.

  •
  Construction of a digital trunk line from Yakutsk to Skovorodino to create the first digital interconnection with Yakutsk's trunk exchange.

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

  Capital construction and investments in 2007

        In 2007, we invested approximately RUB 7,157 million in our property, plant and equipment and intangible assets. The most significant investment projects implemented in 2007 were as follows:

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

  •
  Construction of the FOL interconnecting Gorno-Altaisk's trunk exchange with our network.

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

  •
  Upgrade of our existing Russia to Kazakhstan cross-border link with DWDM and Synchronous Transport Module, or STM, -64 facilities, as well as construction of a new redundant Russia to Kazakhstan cross-border link with STM-16 facilities.

  •
  Construction of a new Russia to Ukraine cross-border link.

  •
  Ongoing construction of Petrozavodsk—Murmansk FOL.

  •
  Ongoing construction of Surgut—Noyabrsk and Surgut—Nizhnevartovsk FOL on power transmission lines.

  •
  Ongoing construction of our IP/MPLS network to provide data throughput services.

  •
  Implementation of a services and network resources management system in order to increase the level of automated services and optimize the management of our network resources.

  Capital construction and investments in 2008

        In 2008, we invested approximately RUB 7,640 million in our property, plant and equipment and intangible assets. The most significant investment projects implemented in 2008 were as follows:

  •
  Completed construction of Moscow—Smolensk—Gusino FOL and building of a new cross-border link from Russia to Belarus.

  •
  Construction of Russia—Japan submarine FOL.

  •
  Completed construction of a new Russia—Ukraine cross-border link.

  •
  Ongoing upgrade of our network and construction of ring protection systems to increase the network capacity and reliability.

  •
  Ongoing construction of Petrozavodsk—Murmansk FOL.

  •
  Ongoing construction of Surgut—Noyabrsk, Surgut—Nizhnevartovsk and Surgut—Khanty-Mansiysk FOL on power transmission lines.

  •
  Ongoing construction of Kingisepp—Luga—Pskov—Smolensk—Moscow FOL.

  •
  Ongoing upgrade of Russia—Kasakhstan cross-border link (Kormilovka—Moskalenki FOL).

  •
  Ongoing upgrade of Russia—Azerbaijan cross-border link.

  •
  Ongoing creation of unified Call Center to support our clients.

  •
  Ongoing construction of data centers.

  Main directions of development in 2009

        We plan to invest over RUB 9,387 million in various projects in 2009, including capital construction and software purchases, using cash from operations and external financing sources. As most of these projects will not be completed in 2009, we expect to continue to invest in these projects at a similar rate in subsequent years. The investment program for 2009 and subsequent years includes the following major projects:

  •
  Ongoing upgrade of our network and construction of ring protection systems to increase the network capacity and reliability.

  •
  Ongoing construction of Petrozavodsk—Murmansk FOL.

  •
  Ongoing construction of Surgut—Noyabrsk, Surgut—Nizhnevartovsk and Surgut—Khanty-Mansiysk FOL on power transmission lines.

  •
  Ongoing construction of Kingisepp—Luga—Pskov—Smolensk—Moscow FOL.

  •
  Ongoing upgrade of Russia—Kasakhstan cross-border link (Kormilovka—Moskalenki FOL).

  •
  Ongoing upgrade of Russia—Azerbaijan cross-border link.

  •
  Ongoing creation of unified Call Center to support our clients.

  •
  Ongoing construction of data centers.

  •
  Construction of new transit domestic long-distance exchanges.

Acquisitions

        We made the following material acquisitions during 2006, 2007, 2008 and 2009 (as of the date of this annual report):

        In April 2006, we acquired a 74.58% stake in CJSC Globus-Telecom, or Globus-Telecom, from Synterra and OJSC RTC-Leasing, or RTC-Leasing, for a cash payment of approximately RUB 821 million.

        In April 2006, we also acquired a 100% stake in LLC Telecomcenter, or Telecomcenter, which directly controls a 20.34% stake in Globus-Telecom, from LLC AVTEX, or AVTEX, for a cash payment of approximately RUB 280.5 million. As a result, we currently own directly and indirectly a 94.92% stake in Globus-Telecom.

        In May 2006, we increased our stake in CJSC Insurance Company Costars, or Costars, from 60% to 86.67% following our acquisition of shares placed by Costars in a private offering for a cash payment of RUB 20 million.

        In June 2006, we acquired a 99.99% stake in CJSC Zebra Telecom, or Zebra Telecom, from Starford Investments Company, Ltd., or Starford, for a total cash payment of approximately $13.5 million.

        In March 2007, we acquired through Westelcom, our 100% subsidiary, a 25.99% stake in OJSC InfoTeX Taganrog Telecom, or InfoTeX Taganrog Telecom, from LLC InfoTeX Telecom for a total cash payment of approximately RUB 24 million. As a result, we currently indirectly own a 99.99% stake in InfoTeX Taganrog Telecom.

        In July 2007, we exercised our right of preemption as a shareholder of Golden Telecom to purchase 392,988 newly issued ordinary shares of Golden Telecom for a total cash consideration of approximately RUB 20.4 million. As a result of this transaction, we retained a 10.97% equity interest in Golden Telecom.

        In July 2008, we acquired a 68.42% stake in OJSC RTComm.RU, or RTComm.RU, from Synterra for a total cash payment of approximately RUB 1,560 million. As a result, we currently own a 99.52% stake in RTComm.RU.

        In December 2008, through Westelcom, our wholly-owned subsidiary, we acquired an additional 15.2% interest in CJSC Incom, or Incom, from Ericsson Enterprise AB for a total cash payment of RUB 0.5 million. As a result, we currently own, directly and indirectly, a 100% interest in Incom.

        For a description of the acquired companies, see "—C. Organizational Structure—Consolidated Subsidiaries."

Divestitures

        We made the following material divestitures during 2006, 2007, 2008 and 2009 (as of the date of this annual report):

        In February 2006, we sold our 10% interest in CJSC Telecross to CJSC Crosna- Invest for a cash payment of RUB 1.8 million.

        In March 2006, we sold our 17% interest in LLC Artelecom-Service to LLC Artelecom-Service for a cash payment of RUB 9.25 million.

        In March 2006, we also sold our 90% interest in LLC RTC-Sibir to LLC Telemir for a cash payment of RUB 0.6 million.

        In May 2006, we sold through Westelcom, our 100% subsidiary, our 77% interest in OJSC A-Svyaz to OJSC Dalsvyaz for a cash payment of RUB 10 million.

        In May 2006, we sold our 99.9% interest in LLC Informtech to LLC Credo Experto Jure for a cash payment of approximately RUB 8 million. At present, we filed a claim to invalidate this transaction.

        In May 2006, we also sold our 30% interest in "Tele and Radio Broadcasting Company Yalta" to LLC Credo Experto Jure for a cash payment of approximately RUB 19 million. At present, we filed a claim to invalidate this transaction.

        In December 2006, we sold our 0.28% interest in CJSC Promsvyazbank to LLC Twenty Second Century for a cash payment of approximately RUB 34 million.

        In February 2008, we sold our 10.97% equity interest in Golden Telecom to Lillian Acquisition, Inc., a subsidiary of Vimpelcom, for a total cash consideration of approximately $463.8 million.

        In March 2008, we sold our 10.30% stake in OJSC AVIANET to LLC Technotrade KP for a total cash payment of RUB 40 thousand.

        In September 2008, we sold our 15.00% stake in CJSC Transportation Digital Networks to OJSC TRIVON for a total cash payment of $191 thousand.

        In December 2008, we sold our 10.87% stake in CJSC Expo-Telecom to the individual Ms. Pronina for a total cash payment of RUB 70 thousand.

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

        Our trunk network, which transmits a majority of Russia's domestic and international long-distance traffic, is comprised of nearly 150,000 kilometers of digital and analog lines. As of December 31, 2008, our digitalization level in terms of channel kilometers was 99% of our total network, and 100% of our switching equipment was digitalized. We have completed the construction of our domestic long-distance digital transit network based on 15 transit and 6 multi-transit domestic long-distance exchanges. We plan to continue improving our network and increasing its throughput capacity. Today, 100% of our trunk exchanges, which are stations that collect voice traffic and automatically sort and retransmit it to our domestic long-distance and international exchanges, are connected with such DLD and international exchanges through two or more paths. For additional information, see "Network and Facilities—Switches" and "—The Telecommunications Industry in Russia" below.

        We have completed the construction of a fully connected international digital network based on 13 international exchanges, ensuring the availability of international telecommunications services throughout most of Russia. We have direct access to more than 150 operators in 68 countries and participate in 25 international cable systems. We also maintain relationships with more than 600 international operators and network administrations.

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

        Our principal business activities are the provision of DLD/ILD and rent of channels. Our revenues were derived from the following services for the years ended December 31, 2008, 2007 and 2006:

	% of total revenue
	2008	2007	2006
Telephone traffic	72.3	77.4	79.8
Rent of channels	11.6	12.0	11.6
Other revenue	16.2	10.6	8.6

        See Note 20 to our consolidated financial statements for additional information regarding our revenues relating to each principal business activity.

Business Strategy

        As we were the fixed-line DLD/ILD service provider monopoly in Russia until 2006, and continue to hold a dominant position in the Russian DLD/ILD telecommunications services market, the liberalization reform in 2006 and related restructuring of the DLD/ILD market has had and will continue to have a significant impact on our business. As the new regulatory framework continues to develop and the competitive environment evolves, we regularly review and refine our business strategy and develop and introduce new services as circumstances change. For additional information, see "Item 4. Information on the Company—B. Business Overview—Services—Additional and New Services." and "Item 3. Key Information—D. Risk Factors—Risk Relating to the Regulatory Reform of the Russian Telecommunications Industry—Implementation of the new Federal Law on Communications, or the Communications Law, may cause us to lose our dominant position in the Russian long-distance telecommunications market, may impact our ability to timely and accurately prepare our financial statements and impose additional financial burdens on us, which may materially adversely affect our business, financial condition and results of operations" for a description of the regulatory reform of the DLD/ILD telecommunications services market and the uncertainties regarding how the liberalization program will impact our business, financial condition and results of operations. Such considerable regulatory changes and resulting changes in our competitive environment forced us to revisit our mission and reconsider our business model. On October 31, 2008, our Board of Directors adopted a corporate strategy for 2009 to 2013. Pursuant to such strategy, our mission was to help foster improvements in Russia and abroad by providing communications tools that empower our customers by connecting them anywhere, at any time and in any location using the most advanced, highest quality telecommunications services. To fulfill this mission, our Board of Directors approved a new business model which envisions our transformation into a single-source telecommunications and information services provider for individuals, corporate customers and telecommunications operators both in Russia and abroad consistent with the highest international standards.

        Pursuant to our new strategy, we set the following objectives:

  •
  to strengthen our positions in the retail DLD/ILD telecommunications market;

  •
  to increase our revenue from new services offered to individuals;

  •
  to retain our competitive positions in the medium and small business market;

  •
  to strengthen our competitive positions in the large enterprises market; and

  •
  to strengthen our competitive positions in the wholesale market.

        Therefore, for 2009, our main objectives and main target markets are broader than they have been in previous years. These objectives and markets are summarized below:

Our goals in the residential market are to:

  •
  protect our positions in the retail DLD/ILD services market;

  •
  enhance product offerings through the development of innovative services that leverage our infrastructure (e.g., INS, Internet access and others); and

  •
  enter the broadband Internet market in 35 of Russia's largest cities using technologies different from those offered by IRCs (e.g., Ethernet, wireless broadband Internet access) in order to capture a 15% market share of the broadband Internet market in these cities by 2013.

Our goals in the small and medium business market are to:

  •
  consolidate our position in the Moscow market, which, according to our estimates, accounts for approximately 50% of the total Russian market and where we currently have a 23% market share;

  •
  develop bundled packages (e.g., a combination of DLD/ILD services, Internet access, VPN services and others services) together with IRCs;

  •
  expand the range of our services;

  •
  deploy access networks by constructing "last mile" connections and acquiring "last mile" operators; and

  •
  develop partnerships to sell our services (predominantly with IRCs).

Our goals in the large enterprises and government entities market are to:

  •
  make us the single point of sales through which Svyazinvest companies sell their products to large enterprises;

  •
  develop access networks by constructing "last mile" connections and acquiring "last mile" operators with established customer bases in major Russian cities;

  •
  optimize and expand the product portfolio for large enterprises, including, among others, Call Centers, co-location and hosting; and

  •
  implement a modern Customer Relationship Management system;

  •
  make us the principal telecommunications operator serving the Russian government and implementing nationwide telecommunications projects; and

  •
  improve the provision of services to government entities aimed at enhancing security and reliability.

Our goals in the wholesale market are to:

  •
  implement a new business model by partnering up with regional operators to create services with higher added value (e.g., the Virtual Network Enabler model);

  •
  optimize pricing to attract traffic from alternative long-distance and mobile operators, and from the ILD transit market;

  •
  upgrade IT systems to ensure "live" monitoring of revenue and cost of ILD traffic;

  •
  develop and implement more flexible pricing for leased line services; and

  •
  significantly consolidate wholesale Internet services provided by RTComm.RU and other Internet providers, as well as actively promote our Internet access services.

Our goals in the international market are to:

  •
  enter fast-growing markets with business interests in Russia, primarily CIS countries, China, India and Japan (to obtain synergistic effect for our business in Russia); and

  •
  acquisition of operators in CIS countries and enhancement of their value through increased product offering and better service.

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

Network and Facilities

        We provide DLD/ILD telecommunications services through ground and submarine cables, DRRLs and satellites. Our digital network based on Synchronous Digital Hierarchy, or SDH, a European standard used for long-distance data transmission, and DWDM technologies covers almost the entire network territory of the Russian Federation.

Communications Network

        Our primary network consists of trunk cables linked to the IRCs' networks and to our international exchanges for connections with foreign operators, as well as a satellite communications network. As of December 31, 2008, our digital network comprised 49,987 kilometers, including 35,291 kilometers of FOLs and 14,696 kilometers of digital radio-relay lines. A fundamental component of the network is high-capacity FOLs between Moscow and Novorossiysk, Moscow and St. Petersburg, and Moscow and Khabarovsk, as well as a satellite communications network that includes three junction centers in Moscow, Novosibirsk and Khabarovsk, and nine periphery switches in Barnaul, Kirov, Gorno-Altaysk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk and Salekhard.

        We have installed international FOLs accessing Finland, Denmark, Turkey, Italy, Bulgaria, Japan, Korea, China, Estonia, Kazakhstan, Ukraine, Georgia and Belarus. Major foreign operators can now send their unswitched traffic through Russia. As new digital communication lines are built, we regularly phase-out our analog transmission lines. Thus, nearly 89,900 kilometers of analog lines have been phased-out from 2001 through 2008.

        The following table describes the principal lines of communication that comprised our primary network as of December 31, 2008:

Line	Type of line	Length (km)		Transmission rate (Mbits/sec)	Channels
Aksay to Lugansk	Fiber Optic Cable	36	(2)	622	7,560
Apastovo to Kazan	Fiber Optic Cable	132		622	7,560
Apastovo to Malaya Purga, with branches to Kazan, Naberezhnyie Chelny, Izhevsk and Yoshkar-Ola	Fiber Optic Cable	661		2,488	30,240
Apastovo to Shigony	Fiber Optic Cable	220		622	7,560
Astrakhan to Kizlyar	Fiber Optic Cable	418		9,953	120,960
Baltic Cable System	Fiber Optic Cable	1,280		6 × 2,488 + 4 × 2,488	302,400
Budennovsk to Kizlyar to Makhachkala with branches to Cherkessk, Nalchik, Nazran and Vladikavkaz	Fiber Optic Cable	901		2,488	30,240
Chelyabinks to Tyumen	Fiber Optic Cable	536		9,953	120,960
Gatikha to Apastovo	Fiber Optic Cable	924		9,953	120,960
Issad to Petrozavodsk	Fiber Optic Cable	319		2,488	30,240
Ivanovka to Vladivostok	Fiber Optic Cable	61		622	7,560
Kaliningrad to Gvardeisk to Sovetsk	Fiber Optic Cable	131	(2)	2,488	30,240
Kaluga to Belgorod up to Ukrainian border, with branches to Bryansk, Kursk and Belgorod	Fiber Optic Cable	974	(2)	2,488	30,240
Khabarovsk to Harbin	Fiber Optic Cable	150	(2)	2,488+9,953	30,240
Khabarovsk to Vladivostok	Fiber Optic Cable	1,500	(3)	9,953	120,960
Kingisepp to Albertslund	Submarine Fiber Optic Cable	1,274	(1)	2 × 565	15,120
Kingisepp to Kotka (Finland)	Fiber Optic Cable	234		9,953	120,960
Kingisepp to St. Petersburg	Suspended Fiber Optic	191		2 × 622	15,120
Kingisepp to Tallinn	Fiber Optic Cable	26	(2)	2,488	30,240
Kirov to Syktyvkar	Fiber Optic Cable	390		3 × 155	5,670
Kizlyar to Grozny	Fiber Optic Cable	140		9,953	120,960
Krasnodar to Novorozhdestvenskaya	Fiber Optic Cable	149		9,953	120,960
Lyuban to Issad	Fiber Optic Cable	140		2,488	30,240
Moscow Ring	Fiber Optic Cable	64		9,953	120,960
Moscow to Khabarovsk	Digital Radio-Relay	7,992		6 × 155	11,340
Moscow to Minsk, with branch to Smolensk	Fiber Optic Cable	480	(2)	9,953	120,960
Moscow to Smolensk to Gusino to Vitebsk (Belarus)	Fiber Optic Cable	181		2 × 9,953	241,920
Moscow to Novorossiysk	Fiber Optic Cable	1,653		2,488 + 2 × 9,953	272,160
Moscow to Samara	Fiber Optic Cable	1,021		4 × 9,953	483,840
Moscow to St. Petersburg	Fiber Optic Cable	1,163		3 × 9,953	362,880
Moscow to Yekaterinburg	Fiber Optic Cable	2,400		2,488	30,240
Moscow region ring protection system	Fiber Optic Cable	840		9,953	120,960
Nakhodka to Khabarovsk	Fiber Optic Cable	897		2 × 622	15,120
Nakhodka to Naoetsu to Pusan	Submarine Fiber Optic Cable	1,762	(1)	565	15,360
Nazran to Grozny	Fiber Optic Cable	55		9,953	120,960
Novorossiysk to Istanbul to Palermo to Karolina Bugas	Submarine Fiber Optic Cable	3,564	(1)	565	15,120
Novorossiysk to Sochi to Poti	Submarine Fiber Optic Cable	425		2,488	30,240
Novorossiysk to Varna to Karolina Bugas	Submarine Fiber Optic Cable	1,225	(1)	2,488	30,240
Novorozhdestvenskaya to Stavropol to Kropotkin to Pyatigorsk to Budennovsk with branches to Mineralnyie Vody, Kislovodsk	Fiber Optic Cable	458		2,488	30,240
Novorozhdestvenskaya to Stavropol to Makhachkala	Fiber Optic Cable	270		2,488	30,240
Novosibirsk to Khabarovsk	Fiber Optic Cable	5,48		2 × 9,953	241,920
Omsk to Novosibirsk	Fiber Optic Cable	712		9,953	120,960

Line	Type of line	Length (km)		Transmission rate (Mbits/sec)	Channels
Overlay digital network in Moscow Region	Fiber Optic Cable	709		2 × 622	15,120
Perm to Yekaterinburg	Digital Radio-Relay	565		2 × 155	3,780
Perm to Yekaterinburg	Fiber Optic Cable	382		2 × 9,953	241,920
Perm to Izhevsk	Fiber Optic Cable	657		2,488	30,240
Russia to Azerbaijan	Fiber Optic Cable	201	(2)	622	7,560
Russia to China (Belogorsk to Blagoveshchensk to Heihe)	Fiber Optic Cable	21		2,488+9,953	151,200
Russia to Kazakhstan (Eastern segment of border)	Fiber Optic Cable	220	(2)	622	7,560
Russia to Kazakhstan (Western segment)	Fiber Optic Cable	455	(2)	2,488	30,240
Samara to Novosibirsk	Fiber Optic Cable	2,782		2 × 9,953	241,920
Samara to Orenburg	Digital Radio-Relay	386		155	1,890
Samara to Saratov to Volgograd	Fiber Optic Cable	928		2 × 2,488	60,480
Skovorodino to Tynda to Yakutsk	Fiber Optic Cable	167 + 867		2,488	30,240
St. Petersburg to Finland	Fiber Optic Cable	197	(2)	622	7,560
St. Petersburg to Kingisepp to Moscow	Digital Radio-Relay	923		3 × 140	5,760
St. Petersburg to Lyuban to Luga	Fiber Optic Cable	289		2,488	30,240
Tula to Kaluga	Fiber Optic Cable	212		2,488	30,240
Tyumen to Omsk	Fiber Optic Cable	660		9,953	120,960
Tyumen to Surgut	Fiber Optic Cable	930		9,953	120,960
Tyumen to Surgut	Digital Radio-Relay	709		2 × 155	9,450
Ufa to Orenburg	Fiber Optic Cable	824		9,953	120,960
Vladimir to Vologda, with branches to Ivanovo, Kostroma and Yaroslavl	Fiber Optic Cable	665		622	7,560
Volgograd to Elista to Budennovsk	Fiber Optic Cable	560		2,488	30,240
Volgograd to Rostov-on-Don	Fiber Optic Cable	516		2,488	30,240
Vologda to Issad	Fiber Optic Cable	515		3 × 9,952	362,880
Yoshkar-Ola to Kirov	Fiber Optic Cable	465		2,488	30,240
Zadonsk to Lipetsk to Tambov	Fiber Optic Cable	270		622	7,560
Loop protection Chelyabinsk to Khabarovsk	Fiber Optic Cable	2,251		9,953	120,960
Russia to Japan	Submarine Fiber Optic Cable	2 × 402		3 + 3 × 9,953	2 × 362,880

(1)
Submarine cable—total length of cable presented.

(2)
Length to the state border.

(3)
Modernization of the existing line.

Switches

        As of December 31, 2008, we owned 13 international exchanges, which allow for efficient ILD traffic management, including four in Moscow, two in St. Petersburg (Lyuban) and one each in Rostov-on-Don, Samara, Yekaterinburg, Novosibirsk, Khabarovsk, Kaliningrad and Murmansk. The combined capacity of these switches was 235,500 channels.

        In addition, we had 15 transit and 6 multi-transit domestic long-distance exchanges interconnected to our telecommunications network for traffic transit that provide access to DLD services to local users. The domestic long-distance exchanges and their connecting digital channels constitute an integrated services digital network, or ISDN, with channel switches to which the networks of IRCs and alternative operators are connected. The trunk exchanges of Moscow and Pavlov Posad route domestic long-distance traffic between switching centers, as well as directly to and from end users.

        As of December 31, 2008, our domestic long-distance trunk network consisted of 675,300 digital and 900 analog channels. Over 95% of all digital channels are connected through the SS-7. All Russian trunk exchanges have access to our digital transit network.

        We provide domestic and international ISDN services through 76 trunk exchanges. We have an open network of multimedia communications. Connected to this network are subscriber units in 76 Russian regions and 13 retail outlets.

        We have launched our telecommunications network for data transmission services based on the IP MPLS technology, which comprises 8 major nodes, over 133 regional nodes in Russia and 3 nodes in Europe.

Submarine Cables

        As part of our program to expand and upgrade our international telecommunications capabilities, we utilize modern submarine cables to establish traffic links between Russia and other countries. We are the terminal party and a major capacity owner in six international fiber optic cable systems: Denmark-Russia 1, Russia-Japan-Korea, Russia-Japan, Italy-Turkey-Ukraine-Russia, Novorossiysk-Varna-Odessa, and Novorossiysk-Sochi-Poti (Russia-Georgia). Our ownership stakes in these cable systems range from 9% to 67%. The remainder is controlled by various international operators.

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

Satellite Communications

        Our main satellite communications network is operated by 16 land-based stations located in Russia. To enable its operation, we lease satellite capacity from the government- owned company FSUE Space Communications and its affiliates, which operate earth satellite vehicles Express-AM3 and Express A2. We also operate a second satellite communications network, Reserv, which is comprised of one central and one periphery land-based station. To enable its operation, we lease channels from OJSC Gazcom, which operates earth satellite vehicle Yamal-200. The composition and the locations of the land-based satellite communications stations were determined by us based on the secondary network requirements for, among other things, access to the trunk network.

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

        As of December 31, 2008, we provided international roaming for the major national and regional mobile communications operators, connecting them with approximately 1,000 mobile networks throughout the world.

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

Services

  International Traffic

        We are the primary provider of international telecommunications services in Russia. Specifically, we provide the switching and transmission infrastructure that connects the Russian domestic telecommunications trunk network with foreign networks and, in coordination with foreign telecommunications operators, facilitate the transmission of global telecommunications traffic within Russia. According to our estimates, at the end of 2008 our market share in the international sector was as follows (measured by traffic minutes):

  •
  Outgoing ILD traffic transit: 55%; and

  •
  Incoming ILD traffic transit: 52%.

        In 2008, our volume of outgoing ILD traffic amounted to 2,024 million minutes (including 985 million minutes from end users and 1,039 million minutes from Russian operators), an increase of 11.2% from the previous year primarily due to a substantial increase in demand for ILD services from Russian operators, which was partially offset by a slight decline in demand for ILD services from end users.

        In 2008, our volume of incoming ILD and transit traffic from international operators amounted to 3,306 million minutes, an increase of 8.0% from the previous year.

        In 2008, ILD revenue increased by 2.8% to RUB 18,532 million, or 27.8% of our total revenue, compared to RUB 18,027 million, or 27.9% of our total revenue in 2007 and to RUB 17,751 million, or 28.8% of our total revenue in 2006.

        For additional information, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results."

        The following tables set forth data on our incoming and outgoing international traffic for 2008, 2007 and 2006.

International traffic with foreign countries, excluding traffic to and from CIS countries and the Baltic States (in millions, except percentages)

	2008	2007	2006
Outgoing traffic (minutes)	415	360	472
Outgoing traffic growth (% per annum)	15.3%	-23.7%	-18.9%
Incoming and transit traffic (minutes)	2,392	2,196	1,531
Incoming and transit traffic growth (% per annum)	8.9%	43.5%	24.5%
Total traffic (minutes)	2,807	2,556	2,003

International traffic with the Baltic States (in millions, except percentages)

	2008	2007	2006
Outgoing traffic (minutes)	56	50	40
Outgoing traffic growth (% per annum)	11.6%	25.8%	-27.1%
Incoming and transit traffic (minutes)	78	107	115
Incoming traffic growth (% per annum)	-26.9%	-7.3%	139.6%
Total traffic (minutes)	134	157	155

International traffic with CIS countries (in millions, except percentages)

	2008	2007	2006
Outgoing traffic (minutes)	1,553	1,410	1,420
Outgoing traffic growth (% per annum)	10.2%	-0.7%	25.4%
Incoming and transit traffic (minutes)	836	759	814
Incoming traffic growth (% per annum)	10.0%	-6.7%	37.3%
Total traffic (minutes)	2,388	2,169	2,234

        Our largest international traffic routes are between Russia and the United States, Germany, the United Kingdom, France, Italy and Finland. The following table sets forth the total number of billed minutes of international incoming and outgoing calls for these countries for 2008, 2007 and 2006.

Minutes of international incoming and outgoing calls (in millions)

Country	2008	2007	2006
United States of America	603	575	483
Germany	310	230	286
United Kingdom	291	346	335
France	81	45	43
Italy	79	59	36
Finland	31	32	42

        In 2008, approximately 48% of all outgoing international traffic was initiated from Moscow and St. Petersburg. Accordingly, the traffic volume and the tariff rates for alternative operators for outgoing international calls in these two cities have a material impact on our results of operations.

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

        Since February 2008, customers can choose to select us as their default DLD/ILD services provider by entering into agreements with us (pre-select) or choose a DLD/ILD services provider by dialing an additional prefix each time they make a DLD/ILD call (hot-choice). Our reduced and business tariff plans remained in effect.

        As Moscow and St. Petersburg are Russia's largest cities in terms of population, they represent our largest and most important markets for ILD services. The tables below illustrate our tariffs for international calls from Moscow and St. Petersburg effective as of December 31, 2008. Tariffs for ILD calls for end users from other Russian locations are available on our website at http://www.rt.ru.

Moscow tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries effective as of December 31, 2008

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

St. Petersburg tariffs for international telephone communications with CIS countries, Baltic States and other foreign countries effective as of December 31, 2008

REGION	Per minute tariff (rubles)*****
	Organizations				Households
	Hot-choice		Pre-select		Hot-choice		Pre-select
	Reduced tariff	Business tariff	Reduced tariff	Business tariff	Reduced tariff	Business tariff	Reduced tariff	Business tariff
CIS countries:
Belarus	9.24	13.86	9.24	13.86	10.90	16.35	10.90	16.35
Ukraine	5.93	8.90	5.93	8.90	7.00	10.50	7.00	10.50
Azerbaijan, Armenia, Georgia	12.20	18.31	12.20	18.31	14.40	21.60	14.40	21.60
Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Uzbekistan	6.78	10.17	6.78	10.17	8.00	12.00	8.00	12.00
Baltic states:
Latvia, Lithuania, Estonia	4.32	6.48	4.32	6.48	5.10	7.65	5.10	7.65
Latvia, Lithuania, Estonia (to mobile phones)	8.47	12.71	8.47	12.71	10.00	15.00	10.00	15.00
Other Foreign countries:
Europe
Tariff 1	4.32	6.48	4.32	6.48	5.10	7.65	5.10	7.65
Tariff 2*	8.47	12.71	8.47	12.71	10.00	15.00	10.00	15.00
Tariff 3**	12.37	18.56	12.37	18.56	14.60	21.90	14.60	21.90
Europe (to mobile phones)
Tariff 1	8.47	12.71	8.47	12.71	10.00	15.00	10.00	15.00
Americas
Tariff 1	11.02	16.53	11.02	16.53	13.00	19.50	13.00	19.50
Tariff 2***	21.95	32.92	21.95	32.92	25.90	38.85	25.90	38.85
Asia
Tariff 1	16.61	24.92	16.61	24.92	19.60	29.40	19.60	29.40
Tariff 2****	25.34	38.01	25.34	38.01	29.90	44.85	29.90	44.85
Africa	23.90	35.85	23.90	35.85	28.20	42.30	28.20	42.30
Australia, Oceania	20.00	30.00	20.00	30.00	23.60	35.40	23.60	35.40
Satellite telecommunications network of Thuraya	30.51	30.51	30.51	30.51	36.00	36.00	36.00	36.00
East Timor	38.98	38.98	38.98	38.98	46.00	46.00	46.00	46.00
Palau	33.90	33.90	33.90	33.90	40.00	40.00	40.00	40.00
Satellite telecommunications network of Onair	42.71	42.71	42.71	42.71	50.40	50.40	50.40	50.40
Satellite telecommunications network of Aeromobile	94.24	94.24	94.24	94.24	111.20	111.20	111.20	111.20
International network Cubio	7.88	7.88	7.88	7.88	9.30	9.30	9.30	9.30

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

  Domestic Long-Distance Traffic

        According to our estimates, in 2008, we carried over 56% of the DLD traffic in the Russian Federation, with our volume of DLD traffic amounting to 10,229 million minutes (including 8,072 million minutes from end users and 2,157 million minutes from operators). The amount of DLD traffic carried by us in 2008 increased slightly by 0.5% from the previous year due to a small increase in demand for DLD services.

        In 2008, our DLD revenue declined by 7.4% to RUB 29,611 million, or 44% of total revenue, compared to RUB 31,973 million, or 49% of total revenue in 2007 and RUB 31,370 million, or 51% of total revenue in 2006.

        For additional information, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results."

        The table below sets forth data on our domestic long-distance traffic for 2008, 2007 and 2006.

	2008	2007	2006
Volume of domestic long-distance traffic (in millions of minutes)	10,229	10,175	9,722
Growth of volume of domestic long-distance traffic	0.5%	4.7%	4.0%

  Domestic Tariffs

        Prior to January 1, 2006, in all regions of Russia except for Moscow, we were paid by IRCs and alternative operators for the throughput of outgoing DLD traffic at a specified settlement rate and paid regional operators for the termination of DLD calls using a specified termination settlement rate. In Moscow, where we own international and long-distance switches, we rendered customer services directly to end users through OJSC MGTS, or MGTS.

        Pursuant to these regulations, as of January 1, 2006, we have been providing DLD/ILD services to end users throughout Russia and have established tariffs in each of the 83 regions of Russia at rates similar to those charged by IRCs in 2006. At the end of 2006, the FST decreased tariffs for the provision of DLD services in 46 regions for households and 52 regions for organizations effective from February 1, 2007. The new tariffs are 1% to 6% lower, depending on the region of Russia and the tariff zone. In Moscow, the tariffs were lowered by 5%. In November and December of 2007, the FST decreased tariffs for the provision of DLD services throughout Russia on average by 10%. In certain regions, the tariffs were reduced by up to 33%. The changes in tariffs became effective on February 1, 2008.

        Since February 2008, customers can choose us as their default DLD/ILD services provider by entering into agreements with us or choose a DLD/ILD services provider by dialing an additional prefix each time they make a DLD/ILD call. Our reduced and business tariff plans remained in effect.

        As with the ILD services, Moscow and St. Petersburg are our largest and most important markets for DLD services.

        The tables below illustrate the per-minute tariffs charged by us as of January 2006, 2007, 2008 and 2009 to organizations and other customers for DLD calls between Moscow and other territories divided into various zones, and as of January 2006, 2007, 2008 and 2009 for domestic long-distance calls between St. Petersburg and other territories divided into various zones. Our tariffs are set and charged in rubles. All tariffs set forth below include VAT. Tariffs for DLD services for end users from other Russian localities are available on our website at www.rt.ru.

Domestic long-distance tariffs in rubles
January 2006 (Moscow)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.50	1.50	2.95	1.77
Zone 2	4.50	2.50	5.31	2.95
Zone 3	5.50	3.20	6.49	3.78
Zone 4	6.50	3.80	7.67	4.48
Zone 5	7.20	4.40	8.50	5.19
Zone 6	7.20	4.40	8.50	5.19

January 2007 (Moscow)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.50	1.50	2.95	1.77
Zone 2	4.50	2.50	5.31	2.95
Zone 3	5.50	3.20	6.49	3.78
Zone 4	6.50	3.80	7.67	4.48
Zone 5	7.20	4.40	8.50	5.19
Zone 6	7.20	4.40	8.50	5.19

January 2008 (Moscow)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.38	1.50	2.81	1.77
Zone 2	4.28	2.50	5.05	2.95
Zone 3	5.23	3.20	6.17	3.78
Zone 4	6.18	3.80	7.29	4.48
Zone 5	6.84	4.40	8.07	5.19
Zone 6	6.84	4.40	8.07	5.19

January 2009 (Moscow)

	Households				Organizations
	Hot-choice		Pre-select		Hot-choice		Pre-select
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	2.38	2.38	2.38	1.50	2.81	2.81	2.81	2.81
Zone 2	3.78	3.78	3.78	2.50	4.46	4.46	4.46	4.46
Zone 3	4.13	4.13	4.13	3.20	4.87	4.87	4.87	4.87
Zone 4	5.00	5.00	5.00	3.80	5.90	5.90	5.90	5.90
Zone 5	5.55	5.55	5.55	4.40	6.55	6.55	6.55	6.55
Zone 6	6.15	6.15	6.15	4.40	7.26	7.26	7.26	7.26
St. Petersburg	2.25	2.25	1.99	1.99	2.35	2.35	2.35	2.35

January 2006 (St. Petersburg)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.90	0.95	2.24	1.12
Zone 2	3.40	1.70	4.01	2.01
Zone 3	4.50	2.25	5.31	2.66
Zone 4	5.70	2.85	6.73	3.36
Zone 5	6.70	3.35	7.91	3.95
Zone 6	7.00	3.50	8.26	4.13

January 2007 (St. Petersburg)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.90	0.95	2.24	1.12
Zone 2	3.40	1.70	4.01	2.01
Zone 3	4.50	2.25	5.31	2.66
Zone 4	5.70	2.85	6.73	3.36
Zone 5	6.70	3.35	7.91	3.95
Zone 6	7.00	3.50	8.26	4.13

January 2008 (St. Petersburg)

	Households		Organizations
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.90	0.95	2.24	1.12
Zone 2	3.40	1.70	4.01	2.01
Zone 3	4.50	2.25	5.31	2.66
Zone 4	5.70	2.85	6.73	3.36
Zone 5	6.70	3.35	7.91	3.95
Zone 6	7.00	3.50	8.26	4.13

January 2009 (St. Petersburg)

	Households				Organizations
	Hot-choice		Pre-select		Hot-choice		Pre-select
Zone	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends	Peak	Off-peak and on weekends
Zone 1	1.90	1.90	1.90	0.95	2.24	2.24	2.24	2.24
Zone 2	3.20	3.20	3.20	1.70	3.78	3.78	3.78	3.78
Zone 3	4.10	4.10	4.10	2.25	4.84	4.84	4.84	4.84
Zone 4	5.00	5.00	5.00	2.85	5.90	5.90	5.90	5.90
Zone 5	5.55	5.55	5.55	3.35	6.55	6.55	6.55	6.55
Zone 6	6.15	6.15	6.15	3.50	7.26	7.26	7.26	7.26

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

May 2006 (the Chukotka autonomous area)

	Households		Government-funded organizations		Organizations
Zone	Peak	Off-peak	Peak	Off-peak	Peak	Off-peak
Zone 1	2.50	1.75	3.54	2.48	3.54	2.48
Zone 2	4.50	3.15	8.26	5.78	8.26	5.78
Zone 3	8.00	5.60	11.8	8.26	11.8	8.26
Zone 4	10.00	7.00	14.16	9.91	14.16	9.91
Zone 5	16.00	11.20	18.88	13.22	21.24	14.87
Zone 6	21.24	12.60	21.24	14.87	25.96	18.17

January 2007 (the Chukotka autonomous area)

	Households		Government-funded organizations		Organizations
Zone	Peak	Off-peak	Peak	Off-peak	Peak	Off-peak
Zone 1	2.50	1.75	3.54	2.48	3.54	2.48
Zone 2	4.50	3.15	8.26	5.78	8.26	5.78
Zone 3	8.00	5.60	11.8	8.26	11.8	8.26
Zone 4	10.00	7.00	14.16	9.91	14.16	9.91
Zone 5	16.00	11.20	18.88	13.22	21.24	14.87
Zone 6	21.24	12.60	21.24	14.87	25.96	18.17

August 2007 (the Chukotka autonomous area)

	Households		Government-funded organizations		Organizations
Zone	Peak	Off-peak	Peak	Off-peak	Peak	Off-peak
Zone 1	2.50	1.75	3.54	2.48	3.54	2.48
Zone 2	4.50	3.15	8.26	5.78	8.26	5.78
Zone 3	8.00	5.60	11.8	8.26	11.8	8.26
Zone 4	10.00	7.00	14.16	9.91	14.16	9.91
Zone 5	16.00	11.20	18.88	13.22	21.24	14.87
Zone 6	21.24	12.60	21.24	14.87	25.96	18.17

        These special tariffs are no longer in effect, and we currently have no special tariffs for government-funded organizations for domestic long-distance calls. Government-funded organizations pay us at tariffs set for organizations.

  Additional and New Services

        While domestic and international long-distance telephone services remained the largest source of our revenues in 2008, we continued to expand the range of services we provide to both end users and operators

        Voice traffic interconnection and transmission services:    These services enable operators to interconnect their networks with our network in all regions of Russia and abroad for further forwarding of voice traffic to destinations across Russia and abroad.

        Signaling traffic interconnection and transmission services:    These services ensure signaling traffic transmission of Russian and more than 500 foreign operators to provide roaming, short messaging service, INS and other services.

        ISDN traffic transmission services:    These services ensure ISDN traffic delivery from interconnection points within our network to networks of other Russian and foreign operators. The ISDN technology provides for simultaneous high-quality transmission of voice, text, data and video (including video calls in third generation networks of mobile operators) via telephone lines.

        Connection to our synchronization network:    We provide other operators interconnected to our telecommunications network with synchronization signals to ensure the long-term frequency accuracy for correct traffic transit. Network synchronization is a way of distributing common time and frequency references to all the nodes of a network spread out over long distances and geographic areas, to align their respective time and frequency scales.

        Telegraph traffic transmission services:    These services provide for telegraph exchange between operators located throughout the world.

        Local telephone services:    These services provide customers with local, intra-regional, DLD and ILD calls, as well as telematic and data transmission services.

        Backbone Internet access services:    In 2005, we began offering our corporate customers high-speed Internet access via bandwidth data circuits to all network segments allowing them to forward large amounts of traffic via our MPLS-based network. Currently, we offer Internet access in all regions of the Russian Federation.

        IP traffic interconnection and transmission services:    These services enable operators to interconnect their networks with our core IP/MPLS-based network for further forwarding of IP traffic to any destination in Russia and abroad; to obtain high-speed Internet access; to access Russian and international traffic exchanges, such as (IX): Kleyrex Internet Exchange (Frankfurt), LINX (London), MSK-IX (Moscow), Netnod (Stockholm), DE-CIX (Frankfurt); and to use flexible dynamic traffic routing in Russian and foreign Internet network segments. We have been offering these services since 2005.

        VPN services:    VPN allows us to join offices and branches of corporate clients or operators into a private secure telecommunications network and to provide data transmission within a particular company or between and among several different companies or organizations over our high-quality IP/MPLS-based network. Since 2005, we have been providing this service throughout Russia, in Stockholm and Hong Kong. VPN services include IP VPN (L3 VPN)—level 3 virtual private networks, L2 VPN—level 2 virtual private networks, InterAS VPN—interconnection and transmission of VPN traffic. In addition, by using the IP technology, this service allows for the integration of various IP VPNs with other services such as International Freephone (8-800 numbers), outgoing DLD and ILD telephone services over IP, Internet access services and collocation. We continue to develop additional and new customized services based on the VPN technology.

        Data center services:    In 2007, we began deploying data centers based on our IP/MPLS-based network. Data storage and handling services enable customers to install their own server/telecommunications hardware at the data centers premises or rent from us a dedicated server, which meets the customer's specific configuration requirements, and obtain 24-hour high-speed access via the Internet to such data centers. Our data center services ensure the availability and accessibility of data and information systems, their security and integrity, as well as provide the capability to manage the operations of various systems in an uninterrupted manner.

        Transit Europe-Asia (TEA):    This service is designed to offer our customers, for their exclusive use, dedicated digital circuits between Europe and Asia with supported capacity from N*64 K to STM-64. Terminating points for such circuits are located in Asian and European countries, while the circuit route passes across the territory of Russia.

        Domestic long-distance and international rent of channels:    Capitalizing on our modern digital network based on SDH and DWDM technology, we are now able to offer our customers high-capacity digital DLD and ILD lines. The service is available in over 350 cities and localities throughout Russia and abroad.

        Videoconferencing services:    These services provides for video communications sessions on the basis of ISDN for people located in different cities and countries. Individuals participating in a videoconference call have the option of sharing and working with data files from either party's computer. This service is available in most regions of Russia and enables video communication with 45 different countries.

        Audioconferencing services:    These services enables audio communications sessions using fixed-line or mobile phones among three or more people located throughout Russia. The service is based on intelligent numbers 8-800.

        Intelligent Network Services, or INS:    Our Intelligent Network is a technological platform that allows us to provide additional telecommunications services such as "FreePhone," "International Freephone Service," or IFS, "Premium Rate Services," "Televoting" and "Home Country Direct." Freephone and IFS enable companies to provide local, DLD and ILD collect calls for their clients from any region of Russia and more than 40 countries. Collect calls are free for clients, all expenses are born by the companies. Premium Rate Services are designed to establish telephone connections between the users of premium services such as information and entertaining services and Intelligent Network numbers allocated to our customers who provide such services. Televoting is a mass-calling processing service for TV, radio and other press events which involve a high volume of calls. Televoting is provided through our Intelligent Network, which uses sophisticated equipment and computer software to process the high volume of calls and visually display the results. Compared to similar services offered by other operators, our service has the advantage of providing free-of-charge calls to the televote numbers for the PSTN end users.

        We continue to actively promote our INS. In 2008, our revenue from this service increased by 10.4% and amounted to RUB 1,251 million, as compared to RUB 1,133 million and RUB 761 million in 2007 and 2006, respectively.

        The following chart lists the services we currently provide to end users and operators:

Principal types of services	Customer category	Scope of service
Voice products, network interconnections, routing of voice calls
DLD/ILD/Intra-regional telephone services	Russian corporate and private customers, Russian entities and individuals	Telephone calls from anywhere in Russia to any locality in Russia and abroad
Local telephone services	Russian corporate customers (entities)	Moscow and Moscow region
Videoconferencing	Russian corporate customers	Access from the majority of the Russian regions to 45 countries abroad
Audioconferencing	Russian corporate customers	Access from anywhere in Russia from mobile or fixed-line phone
Operator assisted booked calls	Russian corporate and private customers	Access from anywhere in Russia to any locality in Russia and abroad
Signaling traffic interconnection and transmission	Russian and foreign operators	Throughout Russia
Voice traffic interconnection and transmission	Russian and foreign operators	Accessible from any country to anywhere in Russia
Telegraph traffic transmission	Russian and foreign operators	Throughout Russia and abroad
Connection to synchronization network	Russian and foreign operators	Throughout Russia and abroad
ISDN traffic transmission	Russian and foreign operators	Throughout Russia and abroad
Data services, data based services and data centers
Internet access	Corporate customers	Throughout Russia and in access points in Stockholm, Frankfurt, London and Hong Kong
Interconnection and IP-traffic routing	Russian and foreign operators	Throughout Russia and in access points in Stockholm, Frankfurt, London and Hong Kong
VPN services	Corporate customers, Russian and foreign telecom operators	Throughout Russia and in access points in Stockholm and Hong Kong
Data center services (collocation dedicated server services)	Corporate customers	Moscow, Novosibirsk, Yekaterinburg and Khabarovsk
Transit Europe-Asia (TEA)	International operators and corporate customers	Access points in Stockholm, London, Frankfurt, Tokyo and Hong Kong
DLD/ILD circuits for lease	Russian and foreign telecom operators and corporate customers	Access points in all Russian regions and abroad

Principal types of services	Customer category	Scope of service
Intelligent Network Services
Freephone (access code 800)	Corporate customers: entities due to the specific nature of their activities handling huge volumes of incoming calls to a single telephone subscriber number	Throughout Russia
International Freephone Service (IFS)	Corporate customers: entities due to the specific nature of their activities handling huge volumes of incoming calls to a single telephone subscriber number	Over 40 countries
Home Country Direct:		39 countries, 45 operators
Outbound	Operators
Inbound	Individuals
Premium Rate Services (service access code 809)	Corporate customers and private customers: users of chargeable information and information services	Throughout Russia, subject to valid agreements entered into with the interconnected local and regional carriers for routing traffic sent to access code 809
Televoting (service access code 803)	Corporate customers: media and mass media companies	Throughout Russia, subject to valid agreements entered into with the interconnected local and regional carriers for routing traffic sent to access code 809

        In addition to DLD/ILD services, we provide rent of channels and other services. In 2008, our revenues from the provision of rent of channels amounted to RUB 7,710 million, or 11.6% of total revenue, compared to RUB 7,725 million, or 12%, and to RUB 7,116 million, or 12%, in 2007 and 2006, respectively. Revenue from other services amounted to RUB 10,776 million, or 16.2%, of total revenue in 2008, compared to RUB 6,877 million, or 11%, and to RUB 5,322 million, or 9%, in 2007 and 2006, respectively.

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

        To date, in addition to us, over 30 operators have received DLD/ILD telecommunications services licenses. Of these operators, only seven, including MTT, TransTelecom, Golden Telecom, Equant, Arktel, Synterra and Comstar-UTS have a network infrastructure compliant with the license requirements and are currently providing DLD/ILD telecommunications services to end users on a nationwide basis. In addition, MTS started to provide DLD/ILD telecommunications services in

January 2009 and Megafon is expected to commence the provision of DLD/ILD services in the near future. Under the new regulatory regime, end users can choose a DLD/ILD operator on a pre-select basis or, alternatively, by dialing a special prefix number known as a "hot-choice." If end users choose other DLD/ILD operators and these operators are successful in competing with us in providing nationwide DLD/ILD telecommunications services, our current position in the fixed-line DLD/ILD telecommunications sector and our significant market share in the fixed-line DLD/ILD services market may erode.

        In the channel leasing market, we consider the following companies to be our major competitors: TransTelecom, Synterra, FSUE Space Communications, TeliaSonera and Rascom, which is a subsidiary of Golden Telecom. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition in the DLD and ILD communications services market that may adversely affect our ability to increase our subscriber base and could result in reduced operating margins and a loss of market share, as well as different pricing, service or marketing policies."

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

MTT

        Multiregional Transit-Telecom, a joint venture of JSFC Sistema, or Sistema, and CJSC Gamma Capital, was established in October 1994 with the objective of creating a transit telecommunications network capable of integrating the networks of mobile and fixed-line operators. MTT also has a number of local telephone exchanges allowing interconnection with local mobile and fixed-line operators. In 2008, CJSC Gamma Capital sold its 50% stake in MTT to Eventis Telecom and Danmax.

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

        Golden Telecom was granted a license to provide DLD/ILD telecommunications services in May 2005. In January 2006, Golden Telecom completed the construction of its network, and it began providing DLD and ILD services throughout Russia in January 2007. Golden Telecom's business is primarily focused on corporate clients.

        Prior to February 2008, we held a 10.97% equity interest in Golden Telecom. In February 2008, we sold our 10.97% stake in Golden Telecom to Lillian Acquisition, Inc., a subsidiary of Vimpelcom, for a total cash consideration of approximately $463.8 million. Golden Telecom provides services under Vimpelcom's Beeline brand name.

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

        TransTelecom was granted a license to provide DLD/ILD telecommunications services in July 2005 and completed the development of its network infrastructure for the provision of DLD/ILD services by the end of 2006. TransTelecom is currently licensed to provide DLD/ILD services and traffic transit, lease communications channels and provide telematic and data transmitting services. In September 2007, TransTelecom started providing DLD/ILD services to end users. In 2008, TransTelecom started providing services to individuals (prior to 2008, TransTelecom provided services only to corporate customers) in the Far East and Urals regions under the TTK brand name.

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

        Arktel obtained a license for the provision of long-distance telecommunications services in December 2005. In June 2007, Arktel announced that it had completed construction of its DLD/ILD network infrastructure based on four international exchanges and seven domestic transit nodes with interconnections in all of Russia's regions. Arktel began offering DLD/ILD telecommunications services to end users in February 2008.

Synterra

        Synterra is part of Synterra Group, which comprises several telecommunications companies operating since 1992 and controlled by PromSvyazCapital Group. It has licenses to provide local, intraregional, DLD and ILD services, data transmission and telematic services, as well as leased line services. Synterra owns a trunk network totaling approximately 65,000 kilometers. Since the second quarter of 2008, Synterrahas provided DLD and ILD services to corporate clients.

Comstar-UTS

        Comstar-UTS provides a wide range of telecommunications services and integrated telecommunications solutions, including fixed-line telecommunications, Internet access and cable-casting, based on its multi-service network. The major shareholder of Comstar-UTS is Sistema, which currently has a 36.5% stake in Comstar-UTS. Comstar-UTS controls a Moscow-based fixed operator,

MGTS, and Stream TV. In 2008, Comstar-UTS obtained a DLD/ILD license and began providing DLD/ILD services to end users.

The Telecommunications Industry in Russia

        The Russian telecommunications market is generally unsaturated and rapidly developing. According to preliminary data provided by Mincomsvyaz, the Russian market for telecommunications services grew by 18% to RUB 1,136.9 billion in 2008 from RUB 967 billion in 2007. The sub-sectors that expanded most rapidly included mobile communications services and data transmission services. In 2008, the telecommunications industry comprised 2.7% of Russia's total GDP amounting to RUB 41,668 billion, as compared to 3.0% in 2000.

        In 2008, according to Mincomsvyaz, fixed telephone penetration in Russia's regions continued to increase and reached 32.3% compared to 31.8% in 2007. In response to an increase in the penetration rates, the capacity of city and rural fixed telecommunications networks has been expanded by approximately 540,700 phone numbers compared to 4.8 million phone numbers put into operation in 2007.

        Mobile telecommunications services continued to demonstrate significant growth with the number of subscribers increasing to approximately 199 million in 2008, as compared to 171 million in 2007. According to Mincomsvyaz, the penetration rate for mobile phones in 2008 exceeded 140.5% in Russia, particularly in Moscow (185%) and St. Petersburg (167%), where many subscribers have more than one mobile phone.

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

        In February 2005, the Russian government adopted a list of licensing requirements for telecommunications operators, including requirements for operators seeking a DLD/ILD telecommunications service license. Among other things, operators seeking to obtain such a license are required to have interconnection points in each of the 83 Russian regions and network capacity to offer DLD services throughout the entire territory of Russia. To date, in addition to us, over 30 DLD/ILD licenses have been issued, and seven license recipients, MTT, Golden Telecom, TransTelecom, Equant, Arktel, Synterra and Comstar-UTS commenced offering their DLD/ILD communication services to end users throughout Russia. Other companies are expected to commence such services in the near future.

        The regulations that came into effect on January 1, 2006 have also radically restructured our relationships with IRCs, local operators and subscribers. In particular, these regulations require (i) operators of DLD and ILD telephone networks to provide long-distance services directly to end users and bill these customers for such services; (ii) IRCs to provide DLD/ILD operators with intra-regional call origination and termination services and (iii) local telephone network operators to provide IRCs with local call origination and termination services. Thus, under this structure, we provide services to and bill end users, IRCs provide services to and bill us, and local operators provide services to and bill IRCs, with settlements between operators conducted in the order of the services rendered. Subscriber billing and collection activities, as well as other customer service functions, are to be performed by the DLD/ILD operator or its agents.

        Additionally, certain regulations have been enacted that endeavor to restructure the interconnection and interaction system. In March 2005, the Russian government approved the Rules of Interconnection and Interaction of Communication Networks, or the Interconnection Rules. In accordance with the Interconnection Rules, we (and other DLD/ILD service providers) are required to switch to a new interconnection system resulting in a restructured settlement system for DLD/ILD traffic transit with regional and local operators whereby we provide DLD/ILD services directly to end users in all regions with regional and local operators acting as our intermediaries. Under this new system, end users choose their DLD/ILD provider by dialing an additional prefix when initiating a call (carrier selection, or "hot-choice," system) or by signing an agreement to set a default DLD/ILD provider (pre-selection system). Mincomsvyaz assigned carrier selection prefixes to us and MTT in December 2005, to Golden Telecom in December 2006, to TransTelecom in June 2007, to Equant in November 2007, to Arktel and to Synterra in February 2008.

        The Communications Law also imposes certain restrictions on operators occupying a "significant position" in the DLD/ILD market, which is defined as an operator holding, together with affiliates, more than 25% of the numbering capacity or throughput capacity in a particular geographic numbering zone or throughout Russia. In particular, the Interconnection Rules and Government Decree No. 627, dated October 19, 2005, as amended, both effective from January 1, 2006, provide for the government regulation of interconnection and throughput tariffs established by such operators. In addition, such operators are required to develop standard interconnection contracts and publish them as a public offer available to all operators intending to use such interconnection services. We were added to the list of "significant operators" in December 2005. Under Government Decree No. 627, the FAC is required to set the marginal interconnection and throughput tariffs taking into account the compensation surcharge determined by the FST.

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

        On the basis of Government Decree No. 637, dated October 24, 2005, as amended, providing for government regulation of certain tariffs, including DLD tariffs, the FST established the maximum tariffs we may charge for DLD calls initiated by subscribers from various Russian regions, effective from January 1, 2006. See "—Regulation of the Russian Telecommunications Industry—Competition and Pricing" below for a further description of the government's regulation of our tariffs.

        Both Decree No. 627 and Decree No. 637 declare the intention of the Russian government to eliminate the practice of cross-subsidies in the sphere of regulated services by increasing tariffs to a level that allows operators to recover their economically feasible costs and earn a fixed profit by 2008. In January 2008, the regulation of tariffs is set using certain marginal prices established by the government.

        For additional information regarding the risks we face, see "Item 3. Key Information—D. Risk Factors—Risk Relating to the Regulatory Reform of the Russian Telecommunications Industry—Implementation of the new Federal Law on Communications, or the Communications Law, may cause us to lose our dominant position in the Russian long-distance telecommunications market, may impact our ability to timely and accurately prepare our financial statements and impose additional financial burdens on us, which may materially adversely affect our business, financial condition and results of operations."

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

        The Communications Law establishes the legal basis for state supervision and development of the communications industry, including granting licenses to provide telecommunications services, allocation of radio frequencies, certification of equipment compatibility, development of comprehensive public networks and supervision of fair competition among telecommunications providers. The Communications Law provides for equal rights of individuals and legal entities to participate in certain categories of telecommunications operations and does not currently contain any special restrictions with regard to participation in the Russian telecommunications market by foreign persons. Such restrictions, however, are introduced by Federal Law On the Procedure for Foreign Investment in Commercial Organizations of Strategic Importance for the Defense and Security of the State of May 7, 2008, or the Strategic Foreign Investment Law. See "Item 10. Additional Information—B. Description of Charter Capital and Certain Requirements of Russian Legislation—Strategic Industries Law." All users and operators, in compliance with the terms of the licenses issued to them, have the right to access and interconnect their networks with the PSTN of Russia.

        The Natural Monopolies Law establishes the legal basis for the federal regulation of natural monopolies (such as us) and provides for state control over tariffs and other activities of natural monopolies. The FST oversees the implementation of this law, which significantly impacts the ability of certain categories of telecommunications providers to set tariffs. The Natural Monopolies Law and Federal Law On the Protection of Competition of July 26, 2006 also control the types of transactions into which a regulated entity may enter. Regulated entities are subject to continuous reporting requirements, which include the submission of plans for capital investments. In addition, regulated entities may not refuse to enter into contracts with particular consumers if required by the regulatory authority.

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

Regulatory Authorities

        The Russian telecommunications industry is regulated by several governmental agencies. These agencies, whose functions are not always clearly defined, form a complex, multi-tier system of regulation that resulted, in part, from the implementation of the Federal Law on Communications, as well as from the large-scale restructuring of the Russian government in March 2004 and subsequent restructuring in May 2008. However, the system of regulation is still evolving and further changes are expected. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation—Political and Social Risks—Political and governmental instability in Russia could materially adversely affect our business, financial condition, results of operations and prospects and the value of our securities."

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

        Rossvyazcomnadzor is the federal executive body that is responsible for issuance of communication licenses and permissions, registration of radio-electronic and high-frequency equipment, supervision of network construction and equipment, compliance by communication operators with applicable regulations, including, among others, traffic transmission and routing rules, networks and PSTN interconnection rules, use of allocated number capacity, allocation and use of frequencies, and other requirements.

        The FAC is a federal executive body that implements governmental policy, manages state property and provides public services in the area of communications, including the certification of equipment for compliance with technical requirements. The State Radio Frequencies Commission is an inter-agency coordination body acting under Mincomsvyaz which is responsible for the regulation of radio frequency spectrum and develops a long-term policy for frequency allocation in the Russian Federation.

        The FST regulates certain tariffs in the sphere of telecommunications, including the tariffs on local, intra-regional and DLD calls by subscribers of PSTN, installation and subscription fees and telephone line access tariffs. The FST also maintains the list of natural telecommunications monopolies and has other supervisory and enforcement functions under the Natural Monopolies Law.

        The FAS, supervises competition regulations and enforces the Natural Monopolies Law and the regulations enacted thereunder.

        The Federal Service for Supervision in the Area of Consumer Rights Protection and Human Well-Being is responsible for the enforcement of sanitary regulations, including some authority over the location of telecommunications equipment, and supervises the compliance of companies with the regulations relating to the protection of consumer rights.

        The Federal Registration Service is responsible for registering certain telecommunications infrastructure that is considered real property in accordance with Government Decree No. 68 dated February 11, 2005.

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

        Effective January 1, 2004, telecommunications licenses may be transferred in the event of a mergers or reorganization of the licensee upon an application by a transferee.

        If terms of a license are not fulfilled or a service provider violates applicable legislation, the license may be suspended or terminated. Licenses may be suspended for various reasons, including:

  •
  detection of violations which may cause damages to the rights, interests, life or health of individuals or to interests of government administration, including, but not limited to, the presidential and government telecommunication networks, defense, security and protection of legal order in the Russian Federation;

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

        The license may also be terminated by Rossvyazcomnadzor in a number of cases, including liquidation of a license holder or failure to pay a license fee on time. A suspension or termination of a license may be appealed in court.

        Fees for issuing licenses are determined as follows:

  •
  RUB 15,000 multiplied by the number of regions covered by the license for the services involving the use of a frequency spectrum, lease of communications channels covering more than one region of Russia, as well as in certain other cases specified by law; or

  •
  if the license is awarded as a result of a tender (auction), based on the fee established during the tender process; or

  •
  RUB 1,000 in all other instances.

        While these fees are nominal, telecommunications licenses traditionally also require financial contributions to the development of the PSTN of Russia.

        In addition to licensing fees, a government decree enacted on June 2, 1998 requires payment of fees for the use of radio frequencies for cellular telephone services. The payment procedure was established by a government decree dated August 6, 1998, which requires all wireless telecommunications operators to pay an annual fee set by the State Radio Frequencies Commission and approved by the FAS for the use of their frequency spectrums.

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

Radio Frequency Allocation

        Regulation of the use of radio frequencies and spectrum allocation are under the exclusive control of the Mincomsvyaz through its subordinated bodies. Rossvyazcomnadzor allocates radio frequencies based on decisions of the State Radio Frequencies Commission. A frequency allocation is necessary to receive a license to provide telecommunications services. Frequencies are allocated for a maximum term of ten years, which may be extended upon the application of the frequency user. Under the Communication Law, frequency allocation may be changed for the purposes of state management, defense, security and protection of legal order in the Russian Federation with the license holder to be compensated for related losses. Furthermore, a frequency allocation may be suspended or terminated for a number of reasons, including the failure to comply with the conditions pursuant to which a frequency was allocated.

Equipment Certification

        Government Decree No. 896 dated December 31, 2004 sets forth the types of communication equipment that is subject to mandatory certification in order to confirm its compliance with established standards and technical requirements. Certificates of compliance are issued to the supplier by the FAC on the basis of the FAC's review. Moreover, certain high-frequency equipment, a list of which is set forth in Government Decree No. 539 of October 12, 2004, as amended, manufactured or used in, or imported into, Russia requires special permission from Rossvyazcomnadzor. Special permissions are specific to the entity that receives them and are non-transferable. Failure to receive such certification could result in the mandatory cessation of the use of such equipment. To date, we have not experienced significant problems as a result of the failure of any of our equipment suppliers to obtain necessary certifications.

        In addition, the Federal Security Service is empowered to certify and issue licenses for the designing, production, selling, using and importing of encryption devises, including telecommunications equipment with encryption capabilities.

Universal Services Fund

        The Communications Law provides for the establishment of a "universal services reserve fund" for the purpose of compensating telecommunications companies for the losses suffered as a result of providing services in low-profit and unprofitable areas. Such services include local telephony through payphones, free 24-hour access to emergency services and Internet access through collective access points. This reserve fund is aimed at eliminating the practice of cross-subsidies by compensating operators for certain mandatory, loss-making local services. The universal service fund concept has been used in some developed countries and in Eastern Europe. It is funded by a levy imposed on all communication services providers, including us, in the amount of 1.2% of revenues from telecommunications services less the amount of taxes paid by each of its subscribers.

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

        The FAS is responsible for the encouragement and support of fair competition in the telecommunications industry. As we have a dominant position in the telecommunications market, we are subject to anti-monopoly laws and regulations. In the event we are found to be in violation of any such law or regulation, sanctions could include confiscation for the federal budget of profits derived from anti-competitive practices and the imposition of fines on us in the amount of up to 0.15% of the revenues derived from such anti-competitive practices (but not exceeding 2% of our total revenue). Civil, administrative or criminal actions could also be brought against our executive officers.

        As of the date of this annual report, we are not aware of any violation of anti-monopoly laws and regulations which could lead to any such penalty.

        Prior to January 1, 2006, there was the following practice of cross- subsidies in Russia: IRCs, which provided local telephony service to their customers at below market rates, were subsidized by DLD and ILD operations, for which IRCs were able to set above market rate tariffs. IRCs also received payments from us for traffic termination on their network at a termination settlement rate which exceeded costs and market rate profit, and which provided IRCs with additional profit to subsidize loss-making local communications.

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

C.    Organizational Structure

Svyazinvest Group

        We are a member of the Svyazinvest Group. As of December 31, 2008, Svyazinvest, a telecommunications holding company created by the Russian government in 1995, held a 50.67% interest in us. In turn, the Federal Agency for Federal Property Management held a 75% interest (less one share), Comstar—UTS held a 17.31% interest (plus one share), and MGTS Finance S.A. held a 7.69% interest in Svyazinvest. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Control of the Company by Svyazinvest and the Government of the Russian Federation" for a description of certain risks relating to our ownership structure.

        Svyazinvest has at least a 50% interest in the following Russian entities:

  •
  seven IRCs (OJSC Dalsvyaz, OJSC Sibirtelecom, OJSC Uralsvyazinform, OJSC Southern Telecommunications Company, OJSC North-West Telecom, or North-West Telecom, OJSC CenterTelecom, or CenterTelecom, and OJSC Volgatelecom, or Volgatelecom)—ownership of more than 50% of the voting shares;

  •
  OJSC Central Telegraph (or Central Telegraph)—51.0% of the voting shares;

  •
  OJSC Dagsvyazinform—50.7% of the voting shares;

  •
  OJSC Giprosvyaz—74.99% of the voting shares;

  •
  OJSC MobiTel—100% of the voting shares; and

  •
  Rostelecom—50.7% of the voting shares.

        Svyazinvest has less than a 50% interest in the following Russian entities:

  •
  OJSC Kostroma City Telephone Network—37.3% of the voting shares;

  •
  MGTS—28.0% of the voting shares;

  •
  CJSC Startcom—25.1% of the voting shares;

  •
  OJSC United Registration Company—8.95% of the voting shares;

  •
  Svyazbank—1.0% of the voting shares; and

  •
  RTComm.RU—0.5% of the voting shares.

Rostelecom

        As of the date of this annual report, the group was comprised of us and our consolidated subsidiaries Westelcom, GlobalTel, Globus-Telecom, Zebra Telecom, CJSC MTs NTT, or MTs NTT, RTComm.RU, RTComm-Sibir, Bashrtcomm, RTComm-Yug, Kostars, DP Pansionat "Malakhit," InfoTeX Taganrog Telecom and Incom, and principal associate MMTS-9.

Branches

        We operate through branches located throughout Russia and, as of December 31, 2008, had nine branches in Russia. Most of our branches are responsible for providing DLD/ILD telecommunications services to end users, performing operations with, and providing services to, the IRCs and other operators, including participating in our joint projects in areas where our facilities connect with relevant regional communications networks.

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

        Westelcom provides communications channels and telecommunications equipment leasing services. Westelcom owns 99.99% of the charter capital of InfoTeX Taganrog Telecom, which provides access in the Russian city of Taganrog to the PSTN, as well as local telephone network services, Internet access services, lease of communication channels and long-distance payphones.

        In May 2006, we sold our 77% interest in OJSC A-Svyaz, a subsidiary of Westelcom, which provides access to the PSTN, local telephone network services, ISDN services, Internet access and IP telephony services, to OAO Dalsvyaz for a cash payment of RUB 10 million.

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

        On April 25, 2005, the shareholders' meeting of GlobalTel approved a new charter abolishing the minority shareholder's veto and substantive participation rights. We concluded that these changes resulted in us having effective control over GlobalTel and we began accounting for the company as one of our subsidiaries beginning on April 25, 2005. In accordance with the provisions of IFRS No. 3, "Business combinations," we accounted for taking effective control of GlobalTel under the purchase method.

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

  MTs NTT

        We established MTs NTT in 1995 in order to introduce telecommunications services based on cutting-edge technologies. As of the date of this annual report, MTs NTT provides the following services: local telecommunications services in Moscow, ISDN and call center services, Internet access, INS (e.g., Televoting and FreePhone) and videoconferencing. We own 100% of the voting shares in MTs NTT.

  Globus-Telecom

        Globus-Telecom was established in 2000 by a group of telecommunications companies and the Federal Security Service (formerly the Federal Agency of Government Communications and Information) in order to provide the federal authorities and certain government-determined strategic enterprises with an encrypted communications network interconnected with the PSTN.

        Globus-Telecom is currently a fixed-line operator with a modern infrastructure enabling the provision of telecommunications services in Moscow and other regions in Russia. Globus-Telecom has numbering capacity for 100,000 direct Moscow-code telephone numbers and its customer base mainly includes corporate users and state authorities. Through a highly reliable and secure network, Globus-Telecom offers its customers a full package of services, including local and intra-regional telephone services, VPN, Internet access, INS, data transmission and rent of channels.

        In April 2006, we acquired a 74.58% stake in Globus-Telecom from Synterra and RTC-Leasing for a cash payment of approximately RUB 821 million. In April 2006, we also acquired a 100% stake in Telecomcenter, which directly controls a 20.34% stake in Globus-Telecom, from AVTEX for a cash payment of approximately RUB 280.5 million. As a result, we currently own directly and indirectly a 94.92% stake in Globus-Telecom.

        For more information regarding the accounting for our acquisition of Globus-Telecom, see Note 5 to our consolidated financial statements.

  Zebra Telecom

        Zebra Telecom was established in 2000 and is a universal provider for end users, corporate clients and operators of such services as Internet access and local, intra-regional and DLD/ILD telecommunications services and acting as an agent for licensed DLD/ILD operators. Zebra Telecom also provides Internet access and telephony services in Moscow, St. Petersburg, Nizhny Novgorod, Kazan, Voronezh, Stavropol, Yakutia and Tatarstan. Zebra Telecom provides Internet services via dial-up access using prepaid cards, as well as dedicated access. The telephony service is accessible through prepaid scratch cards. In June 2006, we acquired a 99.99% stake in Zebra Telecom from Starford for a total cash payment of approximately $13.5 million. For information regarding the accounting for our acquisition of Zebra Telecom, see Note 5 to our consolidated financial statements.

  RTComm.RU

        RTComm.RU is a company registered in the Russian Federation providing integrated Internet technology solutions. RTComm.RU currently has licenses to lease out communications channels, provide telematic and data transmission services and to engage in the technical protection of confidential information. RTComm.RU's target customers are Internet service providers, corporate customers and government bodies.

        As of December 31, 2007, we held 31.1% of the voting shares of RTComm.RU and, therefore, had significant influence over it. In March 2008, our Board of Directors authorized the purchase of an additional 68.4% interest in RTComm.RU from Synterra and, as a result, we gained control over RTComm.RU on July 1, 2008 and currently own a 99.5% interest. The cost of the additional investment was RUB 1,560 million. We accounted for the acquisition of RTComm.RU using the purchase method in accordance with the provisions of IFRS No. 3 "Business combinations." We began consolidating the results of operations and financial position of RTComm.RU on July 1, 2008.

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

        RTComm.RU owns 100% of RTComm-Sibir, 51% of Bashrtcomm and 100% of RTComm-Yug. The results of operations and financial position of these companies are included in the consolidated financial statement of Rostelecom starting from July 1, 2008.

        RTComm.RU owns nodes in London and Stockholm and data centers in Moscow, Novosibirsk and Rostov-on-Don. In Russia, RTComm.RU provides services to more than 1,000 business customers, including communications operators, national corporations and federal ministries and agencies located in more than 130 large cities in Russia where RTComm.RU's principal access nodes are located.

        For additional information, see Note 5 to our consolidated financial statements.

Principal Associates

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

D.    Property, Plant and Equipment

        Our principal facilities and properties consist of buildings, sites and telecommunications facilities such as switches of various capacities, cable and transmission devices, television and radio broadcasting equipment, transportation vehicles and various other equipment located throughout Russia. See "—B. Business Overview—Network and Facilities" for additional information.

        We own the building in which our headquarters are located at 14, 1st Tverskaya-Yamskaya St., 125047 Moscow, Russia. We also own and lease offices and operational facilities throughout Russia related to the operation of our business. The location of our principal property, plant and equipment are described in "—A. History and Development" and "—B. Business Overview." Our major offices are located in the destination cities of our primary network in Russia, including in Moscow, St. Petersburg, Novosibirsk, Yekaterinburg, Samara, Rostov-on-Don and Khabarovsk.

        Our management believes that our facilities are adequate for our present needs.

Fixed Assets

        The table below shows the value of fixed assets, excluding construction in progress, owned by us as of December 31, 2008, 2007 and 2006. Values are expressed in millions of rubles, according to net book values under IFRS. See Note 6 to our consolidated financial statements for more information.

	December 31, 2008	December 31, 2007	December 31, 2006
	RUB (millions)
Buildings and sites	4,670	5,106	5,562
Cables and transmission devices	17,508	17,301	17,774
Other	7,261	6,700	7,693

Total(1)	29,439	29,107	31,029

    (1)
    The aggregate value of pledged property which secures loans is RUB 1,610 million as of December 31, 2008 (compared with RUB 2,097 million as of December 31, 2007). See Note 6 to our consolidated financial statements for additional details.

        Capital expenditures approved by the Board of Directors for 2009 are expected to be RUB 8,695 million. See "—A. History and Development."

        Construction in progress as of December 31, 2008, 2007 and 2006 amounted to RUB 10,147 million, RUB 9,373 million and RUB 8,157 million, respectively.

Environmental Compliance

        We believe that we are in compliance with all material requirements relating to environmental protection. Under various construction agreements to which we are a party, we assume obligations to the state and/or local authorities to effect payments to cover costs for the regeneration of forests, agricultural lands and other properties. In particular, we have a legal obligation to gradually discontinue using analog and trunk lines and equipments and to restore certain sites. We estimate the present value of such obligations to be approximately RUB 97 million.

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

        In accordance with the recent regulations enacted under the Communications Law, the principles governing the relationship between providers of long-distance telecommunications services to end users have changed dramatically. Operators of DLD and ILD telephone networks, or long-distance operators, must now provide long-distance services to subscribers of local telephone network operators directly, while operators of intra-regional telephone networks provide long-distance operators with intra-regional call origination and termination services and operators of local telephone networks provide intra-regional telephone network operators with local call origination and termination services. Settlements between operators are to be conducted in the order of the services rendered. Subscriber billing and collection activities and other customer services are to be performed by the long-distance operators or their agents. As a result, we currently provide DLD/ILD services directly to end users throughout the Russian Federation.

        The following table sets forth the percentage of our revenue derived from domestic long-distance and international traffic for 2008, 2007 and 2006.

	Percentages of total revenue represented by domestic long-distance and international traffic
Principal markets	2008	2007	2006
Outgoing international long-distance traffic	18%	19%	22%
Incoming and transit international long-distance traffic	10%	9%	7%
Domestic long-distance traffic	44%	49%	51%

Total revenue from domestic and international long-distance traffic	72%	77%	80%

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

        We have in the past experienced, and continue to experience, significant delays in payment from subscribers, certain government-funded entities, government bodies and agencies, as well as some international operators. Our management believes that appropriate allowances for doubtful accounts receivable were established to cover our potential exposure. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Significant delays in the collection of receivables and the inability to collect payments for DLD/ILD services from our subscribers may result in losses and could adversely affect our financial position."

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

        As of December 31, 2008, our group comprised Rostelecom and its consolidated subsidiaries, Westelcom, GlobalTel, Globus-Telecom, Zebra Telecom, MTs NTT, Kostars, DP Pansionat "Malakhit," RTComm.RU, RTComm-Sibir, Bashrtcomm, RTComm-Yug, InfoTeX Taganrog Telecom and Incom. In 2008, we acquired a 68.4% interest in RTComm.RU from Synterra. RTComm.RU has three subsidiaries: RTComm-Sibir, Bashrtcomm and RTComm-Yug. For additional information, see "Item 4. Information on the Company—A. History and Development—Acquisitions."

        As of December 31, 2007, our group comprised Rostelecom and its consolidated subsidiaries, Westelcom, GlobalTel, Globus-Telecom, Zebra Telecom, MTs NTT, Kostars, DP Pansionat "Malakhit," InfoTeX Taganrog Telecom and Incom. In 2007, we made no acquisitions that changed the composition of our group. For additional information, see "Item 4. Information on the Company—A. History and Development—Acquisitions."

        As of December 31, 2006, our group comprised Rostelecom and its consolidated subsidiaries, Westelcom, GlobalTel, Globus-Telecom, Zebra Telecom, MTs NTT, Kostars, DP Pansionat "Malakhit," InfoTeX Taganrog Telecom and Incom. In 2006, we acquired Globus-Telecom and Zebra Telecom.

        For more information, see "Item 4. Information on the Company—A. History and Development" and our consolidated financial statements included elsewhere in this annual report.

        Associates in which we have significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by our ownership, directly or indirectly, of between 20% and 50% of the voting ownership interest or by power to participate in the financial and operating policy decisions of associates. Our share of the net income or losses of associates is included in our consolidated statement of income, and our share of the net assets of associates is included in our consolidated balance sheet. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. When our share of losses exceeds the carrying amount of the investment in an associate, the investment is reported at nil value and recognition of losses is discontinued, except to the extent of our commitment to fund future losses. Unrealized profits that arise from transactions between us and our associates are eliminated in proportion to our share in such associates, and unrealized losses are excluded in proportion to our share in such associates, if there is no evidence of indicators of impairment of an asset transferred. Our management must exercise judgment in determining whether a potential impairment of an investment has occurred. For the purposes of such assessment, management uses information relating to the fair value of the investment rather than to its carrying value, information relating to the financial condition of the investee company, as well as other known factors which may have an impact on the carrying value of the investment in the near future.

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

        As of December 31, 2007, we held 31.1% of the voting shares of RTComm.RU and, therefore, had significant influence over it. In March 2008, our Board of Directors authorized the purchase of an additional 68.4% interest in RTComm.RU from Synterra and, as a result, we gained control over RTComm.RU on July 1, 2008 and currently own a 99.5% interest. The cost of the additional investment was RUB 1,560 million. We accounted for the acquisition of RTComm.RU using the purchase method in accordance with the provisions of IFRS No. 3 "Business combinations." We began consolidating the results of operations and financial position of RTComm.RU on July 1, 2008.

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

        Obtaining control over GlobalTel was accounted for using the purchase method, in accordance with the provisions of IFRS No. 3, "Business Combinations." Accordingly, the results of operations and financial position of GlobalTel were consolidated by us beginning from April 25, 2005.

        In April 2006, we acquired a 74.58% stake in Globus-Telecom from Synterra and RTC-Leasing for a cash payment of approximately RUB 821 million. In April 2006, we also acquired a 100% stake in Telecomcenter, which directly controls a 20.34% stake in Globus-Telecom, from AVTEX for a cash payment of approximately RUB 280.5 million. As a result, we currently own, directly and indirectly, a 94.92% stake in Globus-Telecom. Our costs relating to the acquisition of Globus-Telecom, including transaction costs, amounted to RUB 1,123 million.

        In June 2006, we acquired a 99.99% stake in Zebra Telecom from Starford for a total cash payment of approximately RUB 374 million.

        The acquisitions of Globus-Telecom and Zebra Telecom were accounted for using the purchase method, in accordance with provisions of IFRS No. 3 "Business combinations." Accordingly, the results of operations and financial position of Globus-Telecom and Zebra Telecom were consolidated by us from their dates of acquisition.

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

        Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Number of years (as of December 31, 2008)
Buildings and site services	10-50
Cable and transmission devices:
Channels	10-40
Cable	30-40
Radio and fixed link transmission equipment	8-20
Telephone exchanges	15
Other	5-10

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

        Due to the current capital and credit crisis and the global economic decline, we performed an assessment of the impact of such events on our business and results of operations. The recoverable amount of the assets that were assessed for impairment was based on value in use and was determined at the cash-generating unit level. Our cash-generating units consist of:

  •
  Rostelecom, including its subsidiaries Westelcom, Zebra Telecom and RTComm.RU;

  •
  Globus-Telecom;

  •
  MTs NTT; and

  •
  GlobalTel.

        In determining the value in use for the cash-generating units, the cash flows were based on cash flow projections from financial budgets and forecasts approved by senior management for the period from 2009 to 2013 and discounted at a rate ranging from 18.2% to 20.6% on a pre-tax basis. Cash flows beyond the five-year period were extrapolated using growth rates ranging from nil to 3%.

        As a result of impairment testing, the value in use of the cash-generating unit GlobalTel appears to be lower than its carrying amount by RUB 149 million, of which RUB 125 million was allocated to property, plant and equipment and RUB 24 million to intangible assets.

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

        As of the reporting date, an impairment loss in the amount of RUB 24 million related to the computer software of our subsidiary GlobalTel was recognized in our consolidated income statement for the year ended December 31, 2008.

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

        Goodwill is not amortized. Instead, it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the cash-generating units or groups of cash-generating units expected to benefit from the combination's synergies, irrespective of whether other assets and liabilities of ours are assigned to those units or group of units.

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

        Globus-Telecom's telecommunications service was identified as a separate cash-generating unit with goodwill and indefinite life intangible assets allocated thereto. We determined that there were indications of impairment of goodwill related to Globus-Telecom. Therefore, we compared the recoverable amount of Globus-Telecom with its carrying amount and recognized an impairment loss of RUB 66 million on December 31, 2008. As a result, we reduced the carrying amount of the goodwill allocated to Globus-Telecom by RUB 66 million.

        Zebra Telecom was identified as a separate cash-generating unit at its acquisition date in June 2006 with goodwill and indefinite life intangible assets allocated thereto. In the last half of 2007, we determined that there were indications of impairment of goodwill and indefinite life intangible assets related to Zebra Telecom due to a decline in market conditions for their services. Therefore, we compared the recoverable amount of Zebra Telecom with its carrying amount and recognized an impairment loss of RUB 271 million, of which RUB 237 million was allocated to goodwill and RUB 34 million was allocated to the respective trademark, which is an indefinite lived intangible asset. Consequently, goodwill was fully written off in 2007. Concurrently, as a result of the decline in market conditions, we decided to change the business model where Zebra Telecom will provide intra-regional termination services to us. This change in business model will result in Zebra Telecom producing a significant amount of internally generated cash inflows from the provision of the termination services using Zebra Telecom's intra-regional network. Thus, Zebra Telecom ceased to be a separate cash-generating unit at that time. For additional information, see Note 7 to our consolidated financial statements.

        At the reporting date, we estimated the value in use of other cash-generating units higher than the carrying amount of their net assets, including goodwill. Thus, no impairment losses were recognized at December 31, 2008, except as described above.

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

        Indefeasible Rights of Use, or IRU, represent the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when we have the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset's economic life. Such assets are included in property, plant and equipment in our consolidated balance sheets. They are depreciated over the shorter of the expected period of use and the life of the contract.

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
  Data transmission services

  •
  INS

  •
  Miscellaneous revenue

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

  •
  Internet access

  •
  Rent of telecommunications channels to subscribers

  •
  Television and radio transmission

  •
  Satellite services

  •
  Cellular services

  Revenue from foreign operators

  •
  Telephone

  •
  Telex, telegraph and other

  •
  Rent of telecommunications channels

  Other revenue

        For additional information, see Note 20 to our consolidated financial statements.

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

        We use the same pattern to record the allowance for doubtful accounts as of December 31, 2008 as was used for doubtful accounts as of December 31, 2007 and 2006.

  Related Party Transactions

        We have entered into a number of related party transactions. See Note 27 to our consolidated financial statements and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Financial Results for the Years Ended December 31, 2008 and 2007

Revenues

        In 2008, total revenue increased by 3.1% to RUB 66,629 million from RUB 64,602 million in 2007. The increase in total revenue was largely due to increased revenues from the provision of incoming and transit ILD services and data transmission services, such as Internet access. Revenue from data transmission services increased substantially as a result of our acquisition of RTComm.RU, whose principal activity is the provision of Internet services. After the increase in our stake of RTComm.RU, our total revenue from data transmission services amounted to RUB 5,437 million, with RUB 2,022 million attributable to RTComm.RU. In 2007, our total revenue from data transmission services amounted to RUB 1,292 million. The increase in revenue was also driven by growth in demand for high-speed data transmission services provided by us.

Telephone traffic

			Change
	Year ended December 31, 2008	Year ended December 31, 2007
			Amount	%
	RUB (millions)
Domestic long-distance traffic	29,611	31,973	(2,362)	-7.4%
Outgoing international long-distance traffic	12,082	12,317	(235)	-1.9%
Incoming and transit international long-distance traffic	6,450	5,710	740	13.0%

Total revenue from telephone traffic	48,143	50,000	(1,857)	-3.7%

        Revenues from telephone traffic, which include revenues from DLD traffic, outgoing ILD traffic and incoming ILD traffic, represented 72.3% and 77.4% of total revenue in 2008 and 2007, respectively.

        Revenues from DLD services decreased by 7.4% to RUB 29,611 million in 2008 compared to RUB 31,973 million in 2007, while DLD traffic increased by 0.5% to 10,229 million minutes in 2008 from 10,175 million minutes in 2007. This decrease in revenues despite an overall increase in DLD traffic was primarily a result of a decline in our tariffs.

        Revenues from outgoing ILD services decreased by 1.9% to RUB 12,082 million in 2008 from RUB 12,317 million in 2007 because of a decline in our tariffs. The outgoing ILD traffic grew by 11.2% in 2008 largely offsetting the decline in tariffs. Outgoing ILD traffic was 2,024 million minutes in 2008 compared to 1,820 million minutes in 2007.

        Revenue from incoming and transit ILD services grew by 13.0% to RUB 6,450 million in 2008 compared to RUB 5,710 million in 2007 primarily due to an 8.0% increase in the volume of incoming traffic from international operators passing through our network to 3,306 million minutes in 2008 from 3,062 million minutes in 2007, which was the result of an increase in demand.

Rent of channels

			Change
	Year ended December 31, 2008	Year ended December 31, 2007
			Amount	%
	RUB (millions)
Total revenue from rent of channels	7,710	7,725	(15)	-0.2%

        Revenues from rent of channels represented 11.6% of total revenue in 2008 compared to 12.0% in 2007. Our 2008 revenues from rent of channels did not change significantly year-on-year, which indicates a stable demand for rent of channels from operators and businesses.

Other revenues

			Change
	Year ended December 31, 2008	Year ended December 31, 2007
			Amount	%
	RUB (millions)
Television and radio transmission	345	448	(103)	-23.0%
Satellite services	263	699	(436)	-62.3%
Data transmission services	5,437	1,292	4,145	320.8%
INS	1,251	1,133	118	10.4%
Miscellaneous revenue, including interconnection, technical, support services and equipment maintenance	3,480	3,305	175	5.3%

Total other revenue	10,776	6,877	3,899	56.7%

        In 2008, other revenues represented 16.2% of our total revenue compared to 10.6% in 2007. The other revenues increased by 56.7% to RUB 10,776 million in 2008 from RUB 6,877 million in 2007 mainly due to increased revenue from data transmission services. Revenue from data transmission services grew substantially as a result of our increased stake in and control over RTComm.RU, whose main activity is the provision of Internet services. After the increase in our stake of RTComm.RU, our total revenue from data transmission services amounted to RUB 5,437 million, with RUB 2,022 million attributable to RTComm.RU. In 2007, our total revenue from data transmission services amounted to RUB 1,292 million. The increase in other revenues was also driven by growth in demand for data transmission services provided by us.

Operating Expenses

			Change
	Year ended December 31, 2008	Year ended December 31, 2007
			Amount	%
	RUB (millions)
Wages, salaries, other benefits and payroll taxes	9,473	8,763	710	8.1%
Depreciation and amortization	7,174	7,613	(439)	-5.8%
Impairment of property, plant and equipment, goodwill and other intangible assets	215	271	(56)	-20.6%
Charges by network operators—international	8,706	7,817	889	11.4%
Charges by network operators—national	25,743	27,860	(2,117)	-7.6%
Administration and other expenses	6,948	6,670	278	4.2%
Taxes other than on income	618	703	(85)	-12.1%
Repairs and maintenance	899	864	35	4.1%
Bad debt expense/(recovery)	(32)	815	(847)	—
Loss on sale of property, plant and equipment	65	197	(132)	-67.0%

Total operating expenses	59,809	61,573	(1,764)	-2.9%

        Total operating expenses decreased by 2.9% to RUB 59,809 million in 2008 from RUB 61,573 million in 2007.

        Wages, salaries and other staff expenses increased by 8.1% to RUB 9,473 million in 2008 from RUB 8,763 million in 2007. The growth in wages, salaries and other staff expenses was mainly due to scheduled average salary increases and annual bonuses accrued in 2008, as well as recruitment of new personnel to further support our marketing, sales and customer service. This growth in our wages, salaries and other staff expenses was partially offset by a reduction in our overall headcount by 0.7% to 22,372 as of December 31, 2008 compared to 22,534 as of December 31, 2007.

        Depreciation and amortization decreased by 5.8% to RUB 7,174 million in 2008 from RUB 7,613 million in 2007 mainly due to the fact that in previous years we decommissioned certain obsolete analog lines that were fully depreciated.

        As of December 31, 2008, we recognized an impairment loss in the amount of RUB 215 million attributable to goodwill, fixed assets and computer software of our subsidiaries GlobalTel and Globus-Telecom. As a result of impairment testing, the value in use of the cash-generating unit GlobalTel appeared to be lower than its carrying amount by RUB 149 million, of which RUB 125 million was allocated to property, plant and equipment and RUB 24 million to computer software. We also reduced the carrying amount of goodwill to Globus-Telecom due to an impairment loss of RUB 66 million. For more information, see "—Critical Accounting Policies—Goodwill" and Notes 6 and 7 to our consolidated financial statements for additional information.

        Charges by Russian network operators decreased by 7.6% to RUB 25,743 million in 2008 from RUB 27,860 million in 2007. The principal reason for the decrease in charges was the elimination of the compensation surcharge we paid to national operators, as well as our improved efficiency through better cooperation with local operators and decreased payments for agent services to CSPs in 2008 compared to 2007 as a result of an increasing number of end users directly serviced by us. For additional information, see "Item 4. Information on the Company—B. Business Overview—The Telecommunications Industry in Russia—Liberalization of the Russian Telecommunications Market."

        Charges by international network operators for the termination of outgoing international calls increased by 11.4% to RUB 8,706 million in 2008 from RUB 7,817 million in 2007 mainly due to foreign exchange impact and an increase of payments to international operators as a result of growth in traffic transmitted via our network for transit throughout Russia in 2008.

        Administration and other expenses increased by 4.2% to RUB 6,948 million in 2008 from RUB 6,670 million in 2007 primarily as a result of an increasing number of end users directly serviced by us.

        Taxes (other than on income) and repairs and maintenance expenses did not change materially in 2008 compared to 2007.

        We recovered RUB 32 million of bad debt in 2008 as compared to incurring RUB 815 million of bad debt expenses in 2007 primarily due to the improvement in our collection of payments owed to us.

        The loss on sale of property, plant and equipment decreased to RUB 65 million in 2008 from RUB 197 million in 2007 due to the fact that we decommissioned certain analog equipment in 2008 that was fully depreciated.

Operating Profit

        In 2008, operating profit increased by RUB 3,791 million, or 125.2%, to RUB 6,820 million from RUB 3,029 million in 2007. The increase in operating profit was primarily driven by an increase in our revenues from data transmission services, as well as a decrease in expenses related to charges by national network operators and improvement in the recovery of bad debt. The growth of our operating profit was partially offset by an increase in operating expenses such as wages, salaries and other staff expenses, as well as charges by international network operators and administration and other expenses.

Income Tax Expense

        Our 2008 income tax expense amounted to RUB 3,891 million compared to RUB 1,194 million in 2007. The increase was primarily due to an increase in our operating profit and tax accrued on revenues from the sale of our 10.97% stake in Golden Telecom. See Notes 10 and 19 to our consolidated financial statements for additional information.

Financial Results for the Years Ended December 31, 2007 and 2006

Revenues

        In 2007, total revenue increased by 4.9% to RUB 64,602 million from RUB 61,559 million in 2006. The increase in total revenue was largely due to increased revenues from the provision of DLD/ILD services, data services such as Internet access, as well as renting of channels.

Telephone traffic

			Change
	Year ended December 31, 2007	Year ended December 31, 2006
			Amount	%
	RUB (millions)
Domestic long-distance traffic	31,973	31,370	603	2%
Outgoing international long-distance traffic	12,317	13,271	(954)	-7%
Incoming and transit international long-distance traffic	5,710	4,480	1,230	27%

Total revenue from telephone traffic	50,000	49,121	879	2%

        Revenues from telephone traffic, which include revenues from DLD traffic, outgoing ILD traffic and incoming ILD traffic, represented 77.4% and 79.8% of total revenue in 2007 and 2006, respectively.

        Revenues from DLD services increased by 1.9% to RUB 31,973 million in 2007 compared to RUB 31,370 million in 2006. This increase was primarily a result of the growth in the volume of DLD traffic that amounted to 10,175 million minutes in 2007, representing a 5% increase from 9,722 million minutes in 2006 due to increased demand for DLD services.

        Revenues from outgoing ILD services decreased by 7.2% to RUB 12,317 million in 2007 from RUB 13,271 million in 2006 because of a 5.8% decrease of ILD volume traffic from Russian subscribers and operators on our network as a result of a decline in demand for ILD services from end users and national operators totaling 1,820 million minutes, as compared to 1,933 million minutes in 2006.

        Revenue from incoming and transit ILD services grew by 27.5% to RUB 5,710 million in 2007 compared to RUB 4,480 million in 2006 primarily due to a 24.4% increase in the volume of incoming traffic from international operators passing through our network to 3,062 million minutes in 2007 from 2,461 million minutes in 2006, which was the result of an increase in demand.

Rent of channels

			Change
	Year ended December 31, 2007	Year ended December 31, 2006
			Amount	%
	RUB (millions)
Total revenue from rent of channels	7,725	7,116	609	9%

        Revenues from rent of channels represented 12.0% of total revenue in 2007 compared to 11.6% in 2006. Our revenues from rent of channels increased by 8.6% to RUB 7,725 million in 2007 from RUB 7,116 million in 2006. This increase was primarily driven by the growing demand for rent of channels from operators and businesses.

Other revenues

			Change
	Year ended December 31, 2007	Year ended December 31, 2006
			Amount	%
	RUB (millions)
Television and radio transmission	448	528	(80)	-15%
Satellite services	699	559	140	25%
Data transmission services	1,292	328	964	294%
INS	1,133	761	372	49%
Miscellaneous revenue	3,305	3,146	159	5%

Total other revenue	6,877	5,322	1,555	29%

        In 2007, other revenues represented 10.6% of our total revenue compared to 8.6% in 2006. The other revenues increased by 29.2% to RUB 6,877 in 2007 from RUB 5,322 in 2006 mainly due to the development and promotion of new services based on our IP/MPLS network and Intelligent Network platform such as Internet access and FreePhone.

Operating Expenses

			Change
	Year ended December 31, 2007	Year ended December 31, 2006
			Amount	%
	RUB (millions)
Wages, salaries, other benefits and payroll taxes	8,763	7,147	1,616	23%
Depreciation and amortization	7,613	8,418	(805)	-10%
Impairment of property, plant and equipment, goodwill and other intangible assets	271	—	271	n/a
Charges by network operators—international	7,817	7,304	513	7%
Charges by network operators—national	27,860	29,355	(1,495)	-5%
Administration and other costs	6,670	5,553	1,117	20%
Taxes other than on income	703	621	82	13%
Repairs and maintenance	864	866	(2)	0%
Bad debt expense/(recovery)	815	389	426	110%
Loss on sale of property, plant and equipment	197	601	(404)	-67%

Total operating expenses	61,573	60,254	1,319	2.2%

        Total operating expenses increased by 2.2% to RUB 61,573 million in 2007 from RUB 60,254 million in 2006.

        Wages, salaries and other staff costs increased by 22.6% to RUB 8,763 million in 2007 from RUB 7,147 million in 2006. The growth in wages, salaries and other staff costs was mainly due to scheduled average salary increases and annual bonuses paid in December 2007, as well as recruitment of new personnel to further support our marketing, sales and customer service. This growth in our wages, salaries and other staff costs was partially offset by a reduction in our overall headcount by 3.0% to 22,534 as of December 31, 2007 compared to 23,233 as of December 31, 2006.

        Depreciation of property, plant and equipment decreased by 9.6% to RUB 7,613 million in 2007 from RUB 8,418 million in 2006 mainly due to the fact that in 2006 we decommissioned certain old analog lines. For additional information, see Note 4 to our consolidated financial statements.

        As of December 31, 2007, we recognized an impairment loss in the amount of RUB 271 million attributable to goodwill and trademarks of our subsidiary Zebra Telecom. This impairment loss resulted from the change in Zebra Telecom's business model pursuant to which Zebra Telecom will focus primarily on intra- group operations. For more information, see "—Critical Accounting Policies—Goodwill" and Notes 5 and 7 to our consolidated financial statements for additional information.

        Charges by Russian network operators decreased by 5.1% to RUB 27,860 million in 2007 from RUB 29,355 million in 2006. The principal reason for the decrease in charges was our improved efficiency through better cooperation with local operators and decreased payments for agent services to CSPs in 2007 compared to 2006 as a result of an increasing number of end users directly serviced by us.

        Charges by international network operators for the termination of outgoing international calls increased by 7.0% to RUB 7,817 million in 2007 from RUB 7,304 million in 2006 mainly due to an increase of payments to international operators as a result of growth in traffic transmitted via our network for transit throughout Russia in 2007.

        Administration and other expenses increased by 20.1% to RUB 6,670 million in 2007 from RUB 5,553 million in 2006 primarily as a result of an increasing number of end users directly serviced by us.

        Taxes (other than on income) and repairs and maintenance costs did not change materially in 2007 compared to 2006.

        We incurred RUB 815 million of bad debt expenses in 2007 as compared to RUB 389 million in 2006 primarily due to: (1) a transitional period to implement collection from end users directly by us of payments for DLD/ILD services, which was associated with a temporary decrease in our collection rates, and (2) certain disputes with international operators regarding revenues accrued for services rendered by us.

        The loss on sale of property, plant and equipment decreased to RUB 197 million in 2007 from RUB 601 million in 2006, as in 2007 we decommissioned most of our analog cable systems and certain other equipment that was fully depreciated.

Operating Profit

        In 2007, operating profit increased by RUB 1,724 million, or 132.1%, to RUB 3,029 million from RUB 1,305 million in 2006. The increase in operating profit was primarily driven by an increase in our revenues from DLD/ILD and new services, as well as a decrease in expenses related to charges by national network operators. The growth of our operating profit was partially offset by an increase in operating expenses such as wages, salaries and other staff costs, as well as administration and other expenses.

Income Tax Expense

        Our 2007 income tax expense amounted to RUB 1,194 million compared to RUB 987 million in 2006. The increase was primarily due to an increase in our operating profit. See Note 19 to our consolidated financial statements for additional information.

New accounting pronouncements

  International Financial Reporting Standards

        During 2008, 2007 and 2006, the IASB published several revised International Accounting Standards ("IAS") and issued several new International Financial Reporting Standards. In 2008, we adopted the following new pronouncements:

  •
  Interpretations issued by the International Financial Reporting Interpretations Committee, or IFRIC, No. 11 "IFRS 2—Group and Treasury Shares Transactions;"

  •
  IFRIC No. 12 "Service Concession Arrangements;" and

  •
  IFRIC No. 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction."

        The adoption of the Interpretations issued by the IFRIC identified above did not have a material impact on our results of operations and financial position.

        The following are new Standards and Interpretations under IAS and IFRIC which have been issued but are not yet effective:

  •
  IAS No. 1 "Presentation of Financial Statements (Revised);"

  •
  IAS No. 23 "Borrowing Costs (Revised);"

  •
  IAS No. 27 "Consolidated and Separate Financial Statements (Revised);"

  •
  IAS No. 32 "Financial Instruments: Presentation (Revised);"

  •
  IFRS No.1 "First-time adoption of International Financial Reporting Standards (Revised);"

  •
  IFRS No. 2 "Share-Based Payment (Revised);"

  •
  IFRS No. 3 "Business Combinations (Revised);"

  •
  IFRS No. 8 "Operating Segments;"

  •
  IFRIC No. 13 "Customer Loyalty Programs;"

  •
  IFRIC No. 15 "Agreements for the Construction of Real Estate;"

  •
  IFRIC No. 16 "Hedges of a Net Investment in a Foreign Operation;"

  •
  IFRIC No. 17 "Distributions of Non-cash Assets to Owners;"

  •
  IFRIC No. 18 "Transfers of Assets from Customers;" and

  •
  Improvements to IFRS 2008.

        We do not expect that the adoption of the pronouncements listed above will have a significant impact on our results of operations and financial position in the period of initial application except for IFRIC 13 "Customer Loyalty Programs."

        IFRIC 13 "Customer Loyalty Programs" was issued in June 2007 and became effective for annual periods beginning on or after July 1, 2008. This Interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. We are now considering whether our arrangements with customers include terms which potentially may be subject to the requirements of this Interpretation. The adoption of the Interpretation may lead to deferral of some revenues. We are in the process of determining the effect of adoption of the Interpretation on our results of operations and financial position.

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

B.    Liquidity and Capital Resources

        Our principal sources of funds historically have been cash flows from our operating activities and vendor financing arrangements related to capital expenditures. Our operating activities generated net cash of RUB 11,260 million in 2008 and RUB 9,787 million in 2007. Certain of our vendor financing arrangements and loans received were secured by property, plant and equipment. As of December 31, 2008, approximately 4.1% of our total property, plant and equipment were pledged to secure such financing.

        We expect to continue financing a significant portion of our capital expenditures from internal sources, such as cash from operations, and to raise the remaining amounts through external sources, including bank financing. There can be no assurance, however, that such external financing will be available to us on commercially acceptable terms.

        Management believes that cash flows generated from operations in 2009 and 2010 will be sufficient to finance our working capital needs and to repay our existing obligations as they become due. Our outstanding indebtedness, including loans related to vendor financing and credit agreements, decreased by RUB 161 million, or 3.6%, to RUB 4,260 million as of December 31, 2008 from RUB 4,421 million as of December 31, 2007. Of our outstanding indebtedness as of December 31, 2008, RUB 4,143 million was due within one year and RUB 117 million was due between one and two years. The outstanding indebtedness due within one year includes the RUB 1,959 million loan provided by Vnesheconombank and Credit Swiss First Boston, or CSFB, which was included in the current portion of long-term loans as of December 31, 2008 due to non-compliance with certain covenants set out in the credit facility agreement as of the balance sheet date, for which we have not yet obtained a waiver.

        As of December 31, 2008 and 2007, most of our interest bearing loans were denominated in foreign currencies. The amount available for drawing under our credit agreements as of December 31, 2008 was RUB 23 million. Of the total foreign currency denominated borrowings:

  •
  88% were denominated in U.S. dollars,

  •
  1% were denominated in euros, and

  •
  11% were denominated in rubles.

        In 2008, the Russian ruble decreased in value as compared to the U.S. dollar by 16.5%, and decreased as compared to the euro by 13.3%, and this has increased the ruble carrying value of our foreign currency borrowings by approximately RUB 756 million or approximately 17.8% of our total borrowings. The further devaluation of the ruble would both increase our effective cost of borrowing and make it more difficult to incur additional indebtedness and repay or re-finance existing indebtedness.

        The weighted average interest rate of our loans was 6.8%, 8.0% and 7.8% for the years ended December 31, 2008, 2007 and 2006, respectively. We do not use any financial instruments to hedge against our exposure to fluctuations in foreign exchange rates. However, to mitigate the interest rate risk, we entered into a swap agreement in June 2006 with CSFB in connection with a $100 million loan from Vnesheconombank and CSFB. For more information, see "—Loans and Borrowings."

        The maturity profile of our interest bearing loans and vendor financing, their currency and the interest rate structure is set forth in Notes 17 and 18 to our consolidated financial statements. The summarized maturity profile of our interest bearing loans and other borrowings as of December 31, 2008 is presented below:

December 31, 2008
Maturity	RUB (millions)
Current portion of interest bearing loans and borrowings	4,143
Between one to two years	117

Total interest bearing loans and vendor financing	4,260

Liquidity

        As of December 31, 2008 and 2007, we had total cash and cash equivalents of RUB 11,992 million and RUB 3,284 million, respectively. In addition, as of December 31, 2008 and 2007, we had short-term investments of RUB 8,762 million and RUB 6,920 million, respectively. As of December 31, 2008, we had unused availability under our credit facilities to draw another RUB 23 million.

        As of December 31, 2008, we had working capital of RUB 17,854 million compared to working capital of RUB 7,523 million as of December 31, 2007. The increase was primary due to the sale of our interest in Golden Telecom in February 2008 for RUB 11,385 million.

        As of December 31, 2008, the outstanding indebtedness due within one year included the RUB 1,959 million loan provided by Vnesheconombank and CSFB, as well as other indebtedness described in "—Loans and Borrowings" below. As of December 31, 2008, we were not in compliance with certain covenants in relation to a loan we obtained from Vnesheconombank and CSFB and no waiver had been obtained from the banks. Therefore, the entire loan amount was included in the current portion of long-term loans in our consolidated balance sheet as of December 31, 2008. To date, we have not received notice from the banks confirming their waiver of the breach of the loan due to our non-compliance with the covenants.

        Our short-term investments have been primarily comprised of short-term deposits and bills of exchange. See Note 12 to our consolidated financial statements.

        For a description of our external financings, see Notes 17 and 18 to our consolidated financial statements.

Loans and Borrowings

        As of December 31, 2008, the total amount of interest bearing loans outstanding was RUB 2,652 million compared with RUB 2,784 million as of December 31, 2007.

  U.S. Dollar-Denominated Loans

  •
  We entered into a $2.66 million credit agreement with the Japanese Bank for International Cooperation, or JBIC, in March 2004 to finance the purchase of equipment for the reconstruction of the Tyumen-Surgut microwave line. The maximum amount of the credit line is $2.66 million, of which $1.60 million (Tranche A) is provided by JBIC and $1.06 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 4.67% and LIBOR plus 0.55%, respectively. The loan is repayable in semi-annual installments up to October 2008. As of December 31, 2008, the loan was fully repaid.

  •
  We entered into a $7.85 million credit agreement in July 2005 to finance capital construction projects, of which $4.71 (Tranche A) was provided by Japanese Bank for International Cooperation (JBIC) and $3.14 million (Tranche B) was provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 6.29% and six months LIBOR plus 0.5%, respectively. The loan is repayable in semi-annual installments up to November 2010. Tranche B was fully paid on November 30, 2007. As of December 31, 2008, the outstanding amount of the loan was $3 million related to Tranche A.

  •
  We entered into a $100.0 million loan agreement, of which $99.0 million was provided by Vnesheconombank and $1.0 million was provided by CSFB. The loan was entered into in December 2005 for general corporate purposes and is secured by our existing telecommunications equipment. The loan is repayable in six equal annual installments payable from 2007 to 2012. The interest rate is six-months LIBOR plus 3.25%. As of December 31, 2008, the outstanding amount of the loan was $67 million.

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

    As of December 31, 2006, 2007 and 2008, we were not in compliance with certain loan covenants that required us to maintain specific liabilities to profit on sales and profit on sales to interest expense ratios and no waiver had been obtained from the banks. Therefore, the full loan amount is included in the current portion of long-term loans in our consolidated balance sheet as of December 31, 2006, 2007 and 2008. To date, we have not received notice from the banks confirming their waiver of the breach of the loan due to our non-compliance with the covenants.

    We entered into an interest rate swap agreement with CSFB on June 28, 2006 in connection with our $100 million loan from Vnesheconombank and CSFB. In accordance with the interest rate swap agreement, each June 28 and December 28, commencing on December 28, 2006 and ending on December 28, 2012, we undertake an obligation to CSFB in the amount of 8.55% of the outstanding Vnesheconombank loan balance and CSFB undertakes an obligation to us in the amount of LIBOR plus 3.25% of the outstanding Vnesheconombank loan balance. We did not designate the above interest rate swap derivative as a hedging instrument. Therefore, this financial instrument was classified as financial liability at fair value of RUB 176 million as of December 31, 2008. The net loss of RUB 103 million related to the change in the fair value of the interest rate swap contract was included in the non-operating income in our consolidated income statement for the year ended December 31, 2008.

  •
  Our consolidated subsidiary, GlobalTel, entered into three loan agreements for a total amount of $9.17 million between GlobalTel and Loral Space and Communications Corporation, or Loral. GlobalTel is in default in respect of these loans and a penalty in the amount of RUB 94 million is included in the outstanding balance as of December 31, 2008, which totaled RUB 298 million. As no waiver has been obtained from Loral, these loans are classified as current in the accompanying consolidated balance sheet as of December 31, 2008. The loans do not provide for any collateral. In July 2006, Loral brought an action against GlobalTel demanding immediate repayment of the principal loan and penalty. In March 2007, the LCIA ruled in favor of Loral. In January 2009, the Supreme Arbitration Court in Russia also ruled in favor of Loral and ordered GlobalTel to repay the loan and penalty to Loral. As of the date of this annual report, GlobalTel did not pay the ordered amount because it lacks the funds to do so. If we are forced to pay on GlobalTel's behalf, our management believes that such repayment by us of the defaulted vendor financing, loans and penalties ordered by a court will not have a material adverse effect on our business, financial condition and results of operations.

Euro-Denominated Loans

  •
  We entered into a credit facility with ING BHF-BANK in April 2004 for a credit line of up to EUR 7 million, payable by 2009 in equal semi-annual installments and bearing interest of EURIBOR plus 0.875% per annum. The loan was taken for the purchase of equipment to be used in the re-construction of the Novosibirsk to Khabarovsk FOL. As of December 31, 2008, the outstanding amount of the loan was EUR 0.7 million.

Russian Ruble-Denominated Loans

  •
  In December 2006, we issued promissory notes in the amount of RUB 93 million to CJSC IK Parsek Capital Management. The promissory notes are repayable monthly starting from January 2008 up to December 2008, and bear interest of 10%. As of December 31, 2008, the promissory notes were fully repaid.

  •
  In August 2007, our consolidated subsidiary, Globus-Telecom, obtained a credit line from Russian Industrial Bank of up to RUB 80 million. The credit line bears annual interest at a rate of 10% and the final payment date in connection with this credit line is to be made no later than September 30, 2009. As of December 31, 2008, the outstanding amount under the credit line was RUB 60 million. In February 2008, Russian Industrial Bank was acquired by and merged into OJSC Svyazbank. As a result, Svyazbank became the legal successor of Russian Industrial Bank.

  •
  In November 2007, Globus-Telecom obtained a credit line from Russian Industrial Bank of up to RUB 90 million. The credit line bears annual interest at a rate of 10%. As of December 31, 2008, the credit line was fully repaid.

  •
  In August 2008, Globus-Telecom issued promissory notes in the amount of RUB 180 million to LLC Assotsiatsii Lisingovykh Kompaniy. The promissory notes bear interest at a rate ranging from 10% to 13%. As of December 31, 2008, the outstanding amount of the notes was RUB 166 million. The notes should be settled monthly from January 2009 through March 2010 in an amount of RUB 10 million or RUB 11 million plus interest.

  •
  In December 2007, our consolidated subsidiary, Zebra Telecom, renewed a credit agreement for RUB 15 million with Svyazbank. The loan is payable by February 6, 2009 and bears interest of 15.6%. To secure the debt, Zebra Telecom pledged telecommunications equipment with a carrying value of RUB 5 million. As of December 31, 2008, the outstanding amount of the loan was RUB 6.3 million. As of February 6, 2009, the loan was fully repaid.

  •
  In February 2006, Zebra Telecom entered into a credit agreement for RUB 15 million with Svyazbank. The loan was payable by February 2007 and bore interest of 15%. As of December 31, 2006, the outstanding amount of the loan was RUB 15 million. In December 2007, Zebra Telecom extended this credit agreement with Svyazbank for an amount of RUB 15 million until December 2008 on the same terms. As of February 6, 2009, the loan was fully repaid.

  •
  In February 2006, Zebra Telecom also entered into a credit overdraft agreement with Svyazbank in the maximum amount of RUB 15 million. The facility bore annual interest at a rate of 13.6% and was payable by December 11, 2008. As of February 6, 2009, the loan was fully repaid.

  •
  In December 2008, Zebra Telecom obtained a credit line from OJSC Promsvyazbank for RUB 40 million. The credit line bears annual interest at a rate of 17% and the final payment date in connection with this credit line is to be made no later than December 9, 2010. As of December 31, 2008, the outstanding amount of the credit line was RUB 40 million.

  •
  In December 2008, Zebra Telecom obtained a credit line from Promsvyazbank for RUB 30 million. The credit line bears annual interest at a rate of 17% and the final payment date in connection with this credit line is to be made no later than June 25, 2010. As of December 31, 2008, the outstanding amount of the credit line was RUB 7 million.

Vendor Financing Payable

        As of December 31, 2008, we had the following outstanding vendor financing payable:

  •
  RUB 1,608 million payable by GlobalTel to Globalstar L.P. for the purchase of three gateways and associated equipment and services. For additional information, see Note 17 to our consolidated financial statements. Globalstar L.P. has a lien over this equipment until the liability is paid in full. The initial vendor financing repayment schedule denominated in U.S. dollars and converted into rubles for presentation purposes was as follows:

Millions of rubles
Payable in 2004	472
Payable in 2005	205
Payable in 2006	205
Payable in 2007	205
Payable in 2008	120

Total	1207

    GlobalTel is in default with respect to payments due in 2004, 2005, 2006, 2007 and 2008 and has not obtained a waiver from Globalstar L.P. As a result, we classified the total balance of RUB 1,207 million as current in our consolidated balance sheet as of December 31, 2008. An aggregate penalty interest in the amount of RUB 401 million has accrued for each day of delay at a rate of 10% per annum, and is included in the vendor financing payable. In 2006, Loral, which is the legal successor of Globalstar L.P., brought an action against GlobalTel demanding immediate repayment of the debt and seeking penalties. As of the date of this annual report, GlobalTel did not pay the ordered amount because it lacks the funds to do so. If we are forced to pay on GlobalTel's behalf, our management believes that such repayment by us of the defaulted vendor financing, loans and penalties ordered by a court will not have a material adverse effect on our business, financial condition and results of operations.

  •
  RUB 391 million promissory notes issued by us to CJSC Peter-Service for the purchase of a billing system. The notes are repayable in equal quarterly installments up to December 31, 2008 and bear interest of 7.73% per annum. As of December 31, 2008, the notes were fully repaid.

Leases

        We operate several lease agreements with the following non-affiliated counterparties:

Synterra

        In April 2005, we entered into an IRU finance lease agreement for the use of a portion of the network capacity of terrestrial optical fiber cables. The lease agreement is non-cancellable for a period of 15 years, which approximates the remaining useful life of such cables. The effective interest rate of the lease is 7.21% per annum and the lease payments are denominated in U.S. dollars. The present value of the minimum lease payments under the above mentioned finance lease agreement totaled RUB 475 million as of December 31, 2008.

RTC-Leasing

        In 2006, we entered into a number of minor finance lease agreements with RTC-Leasing for the purchase of telecommunications equipment and vehicles for an average period of 3 years. The effective interest rate of these leases is 10.3% per annum and the present value of the minimum lease payments under the above mentioned finance lease agreements totaled RUB 52 million as of December 31, 2008.

Military unit No. 32152

        In December 2002, Globus Telecom entered into a finance lease agreement for the use of a digital telecommunications station over its estimated remaining useful life of 7 years. The effective interest rate of the lease is 11.7% per annum and the lease payments are denominated in rubles. The present value of the minimum lease payments under the abovementioned finance lease agreement totaled RUB 35 million as of December 31, 2008.

        Under all material lease contracts, we have no uncertainties, which can significantly affect our operating results in the future.

Cash Flows

        A summary of our cash flows for the periods indicated is presented below:

	Year ended December 31,
	2008	2007	2006
	RUB (millions)
Net cash provided by operating activities	11,260	9,787	7,421
Net cash provided by (used in) investing activities	994	(6,240)	(4,456)
Including purchase of property, plant and equipment and intangible assets	(7,640)	(7,157)	(7,177)
Net cash (used in) financing activities	(3,450)	(2,609)	(3,004)

        Net cash provided by operating activities amounted to RUB 11,260 million in 2008 as compared to RUB 9,787 million in 2007. The principal reason for the increase in operating cash flow was the growth in revenues from our data transmission services and a decrease in cash outflows to national operators due to the elimination of the compensation surcharges since January 1, 2008. We also improved our efficiency through better cooperation with local operators and decreased payments for agent services to CSPs in 2008 compared to 2007 as a result of an increasing number of end users directly serviced by us.

        Net cash provided by investing activities during 2008 amounted to RUB 994 million as compared to cash outflows of RUB 6,240 million in 2007. The primary reason for the significant change was due to the divestiture of available-for-sale investments in Golden Telecom.

        Net cash used in financing activities amounted to RUB 3,450 million in 2008 as compared to net cash used in financing activities in 2007 of RUB 2,609 million. The change was primarily due to an increase in dividends paid to our shareholders.

Inflation

        Prior to December 31, 2002, the Russian Federation met the definition of a hyperinflationary economy as defined by IAS No. 29 "Financial Reporting in Hyperinflationary Economies" that requires that financial statements prepared on a historical cost basis be adjusted to take into account the effects of inflation, for entities reporting in hyperinflationary economies.

        Effective January 1, 2003, the economy of the Russian Federation ceased to meet the criteria of hyperinflationary economy, and, therefore, beginning on January 1, 2003, we ceased to apply IAS No. 29 on a prospective basis. According to Rosstat, the rate of inflation in Russia was to 9.0%, 11.9% and 13.3% for the years ended December 31, 2006, 2007 and 2008, respectively.

        For more information, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Inflation could increase our costs and decrease our operating margins."

Restrictions on Dividend Distribution

        The amount of our dividend distributions is limited by provisions of Russian law. For example, Russian law requires that, among other things, dividends can only be paid in an amount not exceeding our retained earnings as determined under RAS. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under RAS. Our retained earnings for the years ended December 31, 2008, 2007 and 2006 that was distributable under Russian legislation amounted to RUB 49,708 million, RUB 43,645 million and RUB 35,171 million, respectively.

Capital Expenditures

        Pursuant to our capital expenditure program, approved by the Board of Directors, we expect to make capital expenditures of approximately RUB 8,695 million for the year ending December 31, 2009, compared to actual capital expenditures of RUB 7,831 million in 2008. As of December 31, 2008, our capital commitments amounted to RUB 3,134 mainly for the construction of telecommunication facilities. We expect to fund these capital commitments and our other capital expenditures with cash from operations and external financing. For additional information regarding our capital expenditures and the major projects we will undertake in 2009 and subsequent years, see "Item 4. Information on the Company—A. History and Development—Investment Policy Highlights—Capital Expenditures—Main directions of development in 2009."

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

        Our credit rating as of the date of this annual report is as follows:

Rating Agency	Long-Term Debt Rating	Outlook/Watch
Standard & Poor's(1)	BB	Stable

    (1)
    Rated on December 17, 2008.

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

        We did not incur any research and development expenses for the years ended December 31, 2008, 2007 and 2006.

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

        The following table summarizes the terms of our principal telecommunications licenses:

License Number	Types of Services	Territory	Date Issued	Expiration Date
29777	DLD and ILD Communications	Russian Federation	December 11, 2003	December 11, 2013
29778	Channel leasing	Russian Federation	December 11, 2003	December 11, 2013
32898	Intra-regional Telephone Communications	Moscow and the Moscow region	July 15, 2005	July 15, 2010
36738	Local Telephone Communications (except via Payphones and Public Call Offices)	6 republics and 35 regions of the Russian Federation	November 1, 2005	November 1, 2010
36739	Local Telephone Communications via Public Call Offices	Moscow, Lyubertsy and the Moscow region	November 1, 2005	November 1, 2010
36740	Local Telephone Communications via Payphones	Moscow, Lyubertsy and the Moscow region	November 1, 2005	November 1, 2010
44219	Local Telephone Communications via Payphones	Moscow region	September 21, 2006	September 21, 2011
45945	Cable casting	City of Valday of Novgorod region	November 11, 2006	November 11, 2011
48652	Telematic services	Russian Federation	May 15, 2007	May 15, 2012
48653	Data Services (other than Transmission of Voice Information)	Russian Federation	May 15, 2007	May 15, 2012
49540	Data Services for Transmission of Voice Information	Russian Federation	May 15, 2007	May 15, 2012
59333-59351	TV and Radio Broadcasting	19 regions of the Russian Federation	May 7, 2008	March 30, 2013
61465	Telegraph Communication Services	Russian Federation	September 5, 2008	September 5, 2013
GS-2-781-02- 1026-0-7707049388- 030211-2	Designing of buildings and facilities, except for seasonal and auxiliary structures	Russian Federation	November 26, 2008	November 26, 2013
GS-2-781-02- 1027-0-7707049388- 030198-2	Construction of buildings and facilities, except for seasonal and auxiliary structures	Russian Federation	December 9, 2008	December 9, 2013

        Pursuant to License No. 29777, we are authorized to provide the following public switch network communications services: long-distance and international telephone communications and telephone communications with the use of the intelligent network of the licensee. The capacity of the licensee's intelligent network at the end of the term of the license should be not less than 85,000 simultaneous calls.

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

        Pursuant to Licenses No. 59333-59351, we are authorized to provide TV and radio broadcasting services in 19 regions of the Russian Federation.

        Pursuant to License No. 61465, we are authorized to provide telegraph services, including the passing and processing of international and long-distance telegraph traffic and to provide AT/Telex network services.

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

        The reform of the Russian telecommunications industry began with the introduction of the Communications Law in 2004, and has intensified as implementing regulations have been enacted thereunder. In particular, several regulations were enacted in 2005 and 2006 that directly impact the DLD/ILD telecommunications services market in Russia and have led to the restructuring and liberalization of this market. Most significantly, regulations enacted in 2005 pursuant to the Communications Law allow telecommunications operators to apply for DLD/ILD telecommunications services licenses and radically restructured our relationships with IRCs, local operators and subscribers. Our future operations may be substantially impacted by the regulatory reforms that have been enacted with respect to the DLD/ILD telecommunications services market.

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

        The liberalization has significantly changed the competitive environment in the Russian long-distance sector. The number of operators licensed by Mincomsvyaz to provide long-distance services exceeded 30 by the end of 2008. To date, seven operators beside Rostelecom provide DLD/ILD services in Russia. Certain gaps still remain in the new legislative framework and, as a result, the extent to which the regulatory regime will ultimately impact our business, financial condition and results of operations is still unclear. However, we have endeavored to adopt a range of measures in an effort to minimize the adverse consequences of DLD/ILD market liberalization, develop new business areas and enhance our overall competitiveness.

        Among the trends that continued to emerge in 2008 and which we expect to continue through 2009 are the increased demand for DLD/ILD services by all subscriber segments and increased demand for certain new services provided on the basis of our IP/MPLS network and Intelligent Network platform, in particular, Internet Access and FreePhone services. At the same time, competition has increased due to the growth of alternative operators and the emergence of new DLD/ILD operators following the enactment of the new regulations, and we expect competition to continue to intensify in 2009 and beyond.

        Our efforts in 2008 were primarily aimed at adapting our business to the intensified competitive environment, improving our positions in our core markets, as well as developing and promoting new services. We focused on strengthening our partnerships with regional and local telecommunications operators, engaging them as our agents, and developing direct business-to-client relationships with end users in the most profitable segments. As a result, DLD traffic volumes on our network increased by 0.5% in 2008 compared to 2007, amounting to 10,229 million minutes. Outgoing ILD traffic volumes increased by 11.2% in 2008 to 2,024 million minutes, compared to 1,820 million minutes in 2007.

        In 2008, we continued to improve our cooperation with our existing partners and established ties with new foreign telecommunications providers. These efforts resulted in the growth of traffic from international operators. For example, incoming ILD traffic totaled 3,306 million minutes, representing an increase of 8.0% compared to 2007.

        We also devoted significant attention to the development of our trunk and modern IP/MPLS networks to allow us to meet a growing demand for rent of channels from operators and businesses. Our 2008 revenue from rent of channels remained virtually unchanged and totaled RUB 7,710 million in 2008, representing a stable year-on-year demand for this service.

        We also pay significant attention to developing new services such as data services and services based on our Intelligent Network. Our Intelligent Network platform, which is one of our key competitive advantages, ensures continued strengthening of our market position and expands the range of new services available to operators, corporate clients and individual subscribers. Our revenue from INS amounted to RUB 1,251 million in 2008, representing a 10.4% increase compared to 2007. Moreover, our IP/MPLS network is the most extensive in Russia and it allowed us to successfully enter the market for data transmission services. In 2008, our revenues from data transmission services amounted to RUB 5,437 million, which represented a significant increase year-on-year of 321%.

        In an effort to improve our competitive position, we have developed a comprehensive offering of services for corporate customers that includes, in addition to traditional DLD/ILD services, high-speed Internet access, Data Center, video and audio conferencing, as well as INS. We also began to promote our IP VPN services, which allow the interconnection of all of a customer's branches in a single protected private corporate network of high reliability with a full range of telecommunications services.

        In addition, we began to establish Customer Care Centers, or CCCs, throughout Russia in 2006. CCCs are aimed at increasing our support services for our long-distance telecommunications service end users. At the CCCs, customers can make payments for telecommunications services, sign agreements with us or receive individual consultations from our customer-care professionals. To date, we have opened 93 CCCs.

        In 2009, we plan to continue to develop the foregoing services as well as promote new and value-added services. In particular, in an effort to expand our business-to-business and business-to-clients relationships, we plan to actively promote bundled telecommunications services, to develop existing and new services based on our Intelligent Network platform and IP/MPLS network, as well as to increase efficiency of the customer care and sales support units.

        Among our other key priorities in 2009 is the further enhancement of our high-capacity trunk network, implementation of advanced technologies and installation of high-end DWDM and data transmission facilities. We plan to improve throughput capacity of our telecommunications network in order to meet growing demand for DLD/ILD services, as well as transit traffic services. We are also focusing on expanding and increasing the capacity of our multi-service IP/MPLS network in order to provide high-end data transmission services, such as high-speed Internet access and IP VPN, as well as to develop other innovative telecommunications services.

        The global economic crisis adversely affected the Russian economy and caused the depreciation of the Russian ruble, growth in the inflation rate, significant volatility in the Russian stock markets, banking and enterprises liquidity problems and an increase in interest rates. For more information, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—We may be adversely affected by the current economic environment" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the price of our securities to suffer." In light of this, we have been carrying out assessments of the effects of the crisis on us as part of our risk management program. In addition, we have been monitoring the potential risks related to the global economic crisis and have taken preventive and corrective cost-cutting measures aimed at reducing their potential impact. In addition, we have established a set of anti-crisis measures which are to be implemented in the case of a significant deterioration in our key performance indicators. For more information, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If the demand for certain telecommunications services that we offer or are developing and promoting does not increase, our ability to achieve further revenue growth from these services will be limited."

E.    Off-Balance Sheet Arrangements

        As of December 31, 2008, we did not have any off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations

        The following table summarizes the contractual principal maturities of our debt, including our current portion, and purchase obligations, each as of December 31, 2008. We expect to meet our contractual obligation payment requirements with cash flows from operations and external financing.

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After December 31, 2013
	(RUB in millions)
Contractual obligations	9,495	9,390	41	26	38
Dismantling obligations	97	49	48	—	—
Pension liability	146	56	29	14	47
Lease obligations	564	103	85	73	303
Vendor financing payable	1,608	1,608	—	—	—
Loans and borrowings	2,652	2,535	117	—	—
Capital commitments	3,134	3,091	43	—	—

Total	17,696	16,832	363	113	388

        Future interest payments relating to the above mentioned obligations and excluded from present value amounts were as follows at December 31, 2008:

		Payments due by period
Future interest payments relating to:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RUB in millions)
Contractual obligations	30	1	4	4	21
Dismantling obligations	15	5	10	—	—
Pension Liability	132	4	15	20	93
Lease obligations	223	42	60	49	72
Vendor financing payable	—	—	—	—	—
Loans and borrowings	139	127	12	—	—

Total	539	179	101	73	186

For additional information, see Note 28 to our consolidated financial statements.

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

Board of Directors

        As of the date of this annual report, the Board of Directors consisted of the following persons:

Name	Year of Birth
Yevgeny V. Yurchenko(1)	1968
Vladimir N. Bondarik	1957
Sergey I. Kuznetsov	1953
Mikhail A. Leshchenko	1975
Alexey A. Lokotkov	1950
Konstantin V. Malofeev	1974
Alexander Yu. Provotorov	1974
Ivan I. Rodionov	1953
Victor D. Savchenko	1960
Maxim Yu. Tsyganov	1972
Yelena V. Umnova	1954

(1)
Chairman of our Board of Directors.

        Yevgeny V. Yurchenko has been the Chairman of our Board of Directors since May 2009. Mr. Yurchenko also serves as General Director of Svyazinvest. From November 2007 to February 2009, he served as Manager of Sberbank, Central-Chernozem branch. From March 2005 to July 2007, Mr. Yurchenko served as Deputy General Director for Investments and Regional Development of Comstar. He also served as Deputy General Director of Svyazinvest from November 2002 to March 2005. Mr. Yurchenko graduated from Voronezh State University in 1994 with a degree in Economics.

        Vladimir N. Bondarik has been a member of our Board of Directors since May 2009. He also serves as Deputy General Director of Svyazinvest and Advisor to the Minister at the Ministry of Communications and Mass Media of the Russian Federation. From November 2005 to April 2008, Mr. Bondarik held various management positions, including General Director, Managing Director and Deputy General Director of LLC Roilcom. In addition, he served as General Director of LLC Sensor Systems from February 2004 to November 2005. Mr. Bondarik graduated from Moscow Institute of Physics and Technology in 1980 with a degree in Radio-Electronic Devices.

        Sergey I. Kuznetsov has been a member of our Board of Directors since June 2005 and has served as the Chairman of our Board of Directors from March 2009 to May 2009. Mr. Kuznetsov also serves as the Chairman of the Board of Directors of Volgatelecom and serves as a member of the Board of Directors of CenterTelecom and OJSC Sibirtelecom. In 2006, he served as Advisor to the General Director of Svyazinvest. From August 2004 to December 2006, Mr. Kuznetsov served as First Deputy General Director of Svyazinvest and, from November 2003 to August 2004, he served as General Director and the Chairman of the Management Board of North-West Telecom. From July 2001 to November 2003, he was the General Director and Chairman of our Management Board. From 1998 to 2001, Mr. Kuznetsov served as General Director of CJSC PeterStar, and, from 1995 to 1998, he was the General Director of OJSC Telecominvest. Mr. Kuznetsov graduated from North-West Polytechnic Institute and studied business administration at Columbia University and Fuqua Business School at Duke University.

        Mikhail A. Leshchenko has been a member of our Board of Directors since May 2009. Mr. Leshchenko also serves as a member of the Board of Directors of Svyazinvest and Advisor to the

Minister at the Ministry of Communications and Mass Media of the Russian Federation. From 2007 to 2008, he served as Deputy General Director of Marshall Consulting. In 2006, he served as Deputy General Director of Marshall Capital. In 2005, he served as Deputy General Director of Marshall Capital Partners. Mr. Leshchenko served as Deputy Head of Division—Head of the Investment Banking Department of OJSC MDM-Bank from 2002 to 2005. Mr. Leshchenko graduated from St. Petersburg State Economics and Finance Institute in 1997 with a degree in Economics.

        Alexey A. Lokotkov has been a member of our Board of Directors since May 2009. Mr. Lokotkov also serves as First Deputy General Director of Svyazinvest. From July 2007 to April 2008, he served as First Deputy General Director of OJSC Soyuz-Telefonstroy. Mr. Lokotkov also served as First Deputy General Director—Finance Director of CenterTelecom from July 2000 to January 2006. Mr. Lokotkov graduated from All-Union Extramural Construction Engineering Institute in 1977 with a degree in Construction Engineering.

        Konstantin V. Malofeev has been a member of our Board of Directors since May 2009. Mr. Malofeev also serves as Managing Partner of MarCap Advisors Limited and is a member of the Board of Directors of Svyazinvest and OJSC Nutrinwestholding. From February 2006 to December 2008, he served as Advisor to the General Director of Marshall Capital. In 2005, Mr. Malofeev held various management positions, including General Director and Advisor to the General Director of Marshall Capital Partners. From January 2003 to February 2005, he served as the Head of Corporate Finance Division of the Investment Banking Department of OJSC MDM-Bank. Mr. Malofeev graduated from Lomonosov Moscow State University in 1996 with a degree in Law.

        Alexander Yu. Provotorov has been a member of our Board of Directors and Deputy Chairman of our Board of Directors since May 2009. Mr. Provotorov also serves as First Deputy General Director and is a member of the Management Board of Svyazinvest. In 2009, he served as Senior Managing Director of MarCap Advisors Limited. From January 2006 to December 2008, he served as General Director of Marshall Capital. In 2005, Mr. Provotorov served as Deputy General Director of Marshall Capital Partners. From March 2003 to May 2005, he served as Deputy Head of the Consultancy and Investment Department of Sputnik Investment Limited. Mr. Provotorov graduated from Lomonosov Moscow State University in 1996 with a degree in Law.

        Ivan I. Rodionov has been a member of our Board of Directors since May 2009. Mr. Rodionov also serves as a member of the Board of Directors and a member of the Audit Committee of Svyazinvest. In addition, he is a Professor of the Department of Finances and Credit at Russian State University for the Humanities and a Professor of the Department of Economics and Finances of the Firm at State University-Higher School of Economics. Since June 2004, Mr. Rodionov has served as the Chairman of the Board of Directors of OJSC FosAgro. Since May 1999, he has served as a member of the Board of Directors and the Chairman of the Audit Committee of OJSC IBS Group Holding. From June 2005 to January 2009, Mr. Rodionov served as the Chairman of the Board of Directors of OJSC EnergoMashinostroitelny Alliance. From July 2001 to June 2009, he served as a member of the Board of Directors and the Chairman of the Audit Committee of North-West Telecom. Mr. Rodionov served as a member of the Board of Directors and the Chairman of the Audit Committee of MGTS from June 2005 to June 2007. From November 2004 to June 2006, Mr. Rodionov served as Managing Director of AIG-Interros RCF Advisor and, from May 1997 to June 2006, he served as Managing Director of AIG-Brunswick Capital Management. Mr. Rodionov graduated from Lomonosov Moscow State University in 1978 with a degree in Economics.

        Victor D. Savchenko has been a member of our Board of Directors since May 2009. Mr. Savchenko also serves as a member of the Board of Directors of MGTS, VolgaTelecom, CenterTelecom and RTComm.RU and Deputy General Director of Svyazinvest. From February 2001 to February 2009, he held various management positions, including Director of Legal Department and Managing Director—Director of Corporate Governance and Legal Department of Svyazinvest. From 2005 to 2006, he served as a member of the Board of Directors of OJSC Svyazintek. In addition, Mr. Savchenko served as a member of the Management Board of Svyazinvest and CenterTelecom from 2005 to 2006. From 2003 to 2006, Mr. Savchenko served as a member of the Management Board of Central Telegraph and, from 2003 to 2005, he served as a member of the Board of Directors of VolgaTelecom. Mr. Savchenko graduated from Lomonosov Moscow State University in 1986 with a degree in Law.

        Maxim Yu. Tsyganov has been a member of our Board of Directors since June 2007. Mr. Tsyganov also serves as a member of the Board of Directors of CIT Finance Investment Bank (OJSC), CIT Fortis Investment Consulting (LLC), CenterTelecom, NPF Promagrofond and Self-regulatory organization National Securities Market Association. Since January 2009, Mr. Tsyganov has served as General Director of CIT Finance IB LLC and, from July 2007 to January 2009, he served as Advisor to the General Director of CIT Finance Investment Bank (OJSC). From January 2008 to September 2008, Mr. Tsyganov served as Deputy General Director and, from December 2007 to September 2009, he served as a member of the Management Board of CIT Finance Investment Bank (OJSC). From February 2006 to October 2007, Mr. Tsyganov served as General Director of LLC CIT Finance and, from August 2005 to January 2008, he served as Managing Director of CIT Finance Investment Bank (OJSC). From January 2002 to September 2006, he served as General Director of CJSC LenRosInvest. Mr. Tsyganov graduated from St. Petersburg State Economics and Finance Institute in 1994 with a degree in Economics.

        Yelena V. Umnova has been a member of our Board of Directors since May 2009. Ms. Umnova also serves as Deputy General Director and a Member of the Audit Committee of Svyazinvest. From February 2008 to February 2009, she served as Deputy Managing Director of Sberbank, Tambov branch. From August 2007 to February 2008, she served as Managing Director of OJSC Etalon Factory. From September 2005 to April 2007, Ms. Umnova held various management positions, including Deputy Director and Director of Comstar-UTS. From March 2003 to September 2005, she served as Director of Finance Department of Svyazinvest. Ms. Umnova graduated from Voronezh Polytechnic Institute in 1976 with a degree in Economics and Engineering.

        All of our directors were elected on May 30, 2009. Their term will expire on the date of our next annual shareholders' meeting, which will take place in May or June 2010. See "Item 8. Financial Information—B. Significant Changes" for additional information.

Management Board

        As of the date of this annual report, our Management Board consisted of the following persons:

Name	Position	Year of Birth
Anton Yu. Kolpakov(1)	General Director	1971
Vladimir V. Terekhov	First Deputy General Director of Network Maintenance	1958
Anton A. Khozyainov	Deputy General Director—Finance Director	1974
Yevgeny V. Gerasimov	Deputy General Director—Director of the North-West Branch	1965
Stanislav E. Miron	Deputy General Director for Network Development	1961
Vladimir K. Mironov	Deputy General Director	1956
Andrei Yu. Baklykov	Director of IT Department	1968
Roman A. Frolov	Chief Accountant	1976
Rodion S. Levochka	Director of Products and Marketing Department	1976
Olga N. Rumyantseva	Director of Department for Work with Mass Segment and IRCs	1973
Galina V. Rysakova	Director of Organizational Development and Human Resources Department	1967
Dmitry V. Sigalov	Director of Legal Affairs Department	1973
Pavel G. Tereshchenko	Director of Business Development	1963

(1)
Chairman of the Management Board.

        Anton Yu. Kolpakov has been our General Director since June 2009. From May 2007 to June 2009, Mr. Kolpakov served as General Director of OJSC Dalsvyaz. From October 2005 to May 2007, Mr. Kolpakov served as Deputy General Director—Business Development Director and, from May 2005 to October 2005, as Advisor to the General Director of OJSC Dalsvyaz. From January 2002 to December 2004, Mr. Kolpakov served as Deputy General Director—Deputy Commercial Director and, from January 2002 to December 2002, as Commercial Director for Social Projects Development of CJSC Petersburg TransitTelecom. Mr. Kolpakov graduated from St. Petersburg State Academy of Aerospace Engineering in 1994 with a degree in Engineering. In 2002, Mr. Kolpakov graduated from St. Petersburg International Management Institute with a qualification of a certified competent manager.

        Vladimir V. Terekhov has served as our First Deputy General Director for Network Maintenance since November 2003. From April 2002 to November 2003, Mr. Terekhov served as our Deputy General Director—Technical Director. From 1994 through 2002, he worked as an engineer and held executive positions at CJSC PeterStar and CJSC Petersburg Transit Telecom. Mr. Terekhov graduated from the Kiev Higher Military Engineering Communications School with a degree in Radiocommunications.

        Anton A. Khozyainov has served as our Deputy General Director—Finance Director since April 2009. From February 2009 to April 2009, Mr. Khozyainov served as our Deputy Finance Director. In 2009, Mr. Khozyainov was Advisor to General Director of MTs NTT. From January 2006 to December 2008, he served as Finance Director of Marshall Capital, and from October 2005 to December 2005, Mr. Khozyainov served as Finance Director of Marshall Capital Partners. From September 2002 to September 2005, he was Finance Director of RT Group. Mr. Khozyainov graduated from the Moscow Electronics and Mathematics Institute (Technical University) in 1997 with a degree in Applied Mathematics with a qualification of an engineer-mathematician. In 2002, he became a member of the Association of Chartered Certified Accountants (ACCA).

        Yevgeny V. Gerasimov has served as our Deputy General Director—Director of the North-West Branch since October 2001. Since 1991, he has held several positions at the North-West Branch, including Engineer, Chief Engineer, Deputy Head of the Production Department and First Deputy Head of Territorial Unit No. 4. Mr. Gerasimov graduated from Professor Bonch-Bruevich Leningrad Electrotechnical Institute of Communications in 1987 with a degree in Radiocommunications and Broadcasting.

        Stanislav E. Miron has served as our Deputy General Director for Network Development since July 2008. From May 2005 to July 2008, Mr. Miron was Deputy General Director for Development and Maintenance of OJSC MTT. From December 2004 to January 2006, he served as General Director of CJSC Teleport-TP and, from March 1997 to October 2004, Mr. Miron was General Director of CJSC Rustel. Mr. Miron graduated from Moscow Electrotechnical University for Telecommunications with a degree in Radiotechnics.

        Vladimir K. Mironov has served as our Deputy General Director since March 2002. In 2001 to 2002, Mr. Mironov served as the director for working conditions and security of CJSC PeterStar. Mr. Mironov graduated from Leningrad Institute of Railway Engineers in 1978 with a degree in Railway Electrification.

        Andrei Yu. Baklykov has served as our Director of IT Department since August 2005. Mr. Baklykov worked as Deputy Director of our IT Department from 2003 to 2005, and as Head of Information Systems Development Department of CJSC Trans TeleCom in 2002. Mr. Baklykov graduated from Kiev Higher School of Radio Engineering with a degree in Radio Aids.

        Roman A. Frolov has served as our Chief Accountant since February 2006. Since 2002, he has held several senior positions with us, including Tax Manager, Head of the Tax Department and Deputy Chief Accountant prior to serving as our Chief Accountant. Prior to joining us in 2002, he worked as an accountant at KPMG. Mr. Frolov graduated from the Plekhanov Russian Academy of Economics in 1997 with a degree in Finance and Credit.

        Rodion S. Levochka has served as our Director of Products and Marketing Department since March 2007. From 2006 to 2007, Mr. Levochka served as Deputy General Director for Business Development of Synterra and, from 2004 to 2006, he served as Deputy Director for Development of OJSC Telecominvest. From 2001 to 2004, he served as manager for marketing and business development of CJSC TeliaSonera International Carrier Russia. Mr. Levochka graduated from the Moscow Power Engineering Institute (Technical University) in 2000 with a degree in Computing Machinery.

        Olga N. Rumyantseva has served as our Director of Department for Work with Mass Segment and IRCs since March 2008. From July 2006 to March 2008, Ms. Rumyantseva served as our Director of Sales and Customer Service Department. From 2004 to 2006, she served as our Deputy Commercial Director and then Commercial Director. She also serves as a member of the Board of Directors of Globus-Telecom and MTs NTT. From 2002 to 2004, Ms. Rumyantseva worked as Sales Director of Sovintel LLC. Ms. Rumyantseva graduated from Stankin Moscow State Technology University in 1996 with a degree in Computer-Aided Design Systems.

        Galina V. Rysakova has served as Director of our Organizational Development and Human Resources Department since September 2003. Ms. Rysakova joined us as the Head of the Human Resources Department in December 2001. She also serves as a member of the Board of Directors of CJSC IC Costars and RTComm.RU. From 1989 to 2001, she worked of OJSC International Airport Sheremetyevo, where she held various positions, including senior engineer, head of a division within the Human Resources Department and Head of the Human Resources Department. Ms. Rysakova graduated from Lomonosov Moscow State University in 1999 with a degree in Law.

        Dmitry V. Sigalov has served as Director of our Legal Affairs Department since July 2006. From 2002 to 2006, Mr. Sigalov served as Advisor to our General Director for Legal Affairs and since 2006 as our Deputy General Director for Legal Affairs. Mr. Sigalov graduated from St. Petersburg State University in 1990 with a degree in Law.

        Pavel G. Tereshchenko has served as Director of Business Development since July 2008. From 2006 to 2008, he served as General Director of RTComm.RU. From 2005 to 2006, Mr. Tereshchenko was Deputy General Director of CJSC PeterStar and, in 2005, he served as Commercial Director of CJSC Comset. From 1995 to 2005, Mr. Tereshchenko worked for CJSC Metrocom in various management positions, including Senior Marketing Expert, Project Manager, Deputy Director for Marketing and Development and Director for Marketing and Business Development. Mr. Tereshchenko graduated from A.F. Mozhaysky Military Engineering University with a degree in Network Management Systems. He also holds a Ph.D. degree in Technical Science.

        See "Item 8. Financial Information—B. Significant Changes" for additional information.

B.    Compensation

        The members of our Board of Directors and Management Board were paid a total of RUB 198 million by us for all services performed by them during the fiscal year ended December 31, 2008. This amount includes the annual salaries of the members of the Management Board, as well as other compensation paid in accordance with the internal regulations of the Board of Directors and the Management Board. This amount also includes conditional and deferred salaries and compensations accrued for the year 2008, even if such salaries and compensations are payable at a later date.

        We have no service agreements with our directors. Our directors do not receive salaries, bonuses or other payments from us unless they are also Management Board members. However, we pay fees to our directors in accordance with our internal Regulations on the Board of Directors.

        Currently, we do not have a bonus or profit-sharing plan with respect to members of our Board of Directors or the Management Board, nor do we have an employee stock option program. In 2008, we accrued RUB 240 thousand in pension liabilities payable to the members of the Management Board under our non-governmental pension plans. See "Item 6. Directors, Senior Management and Employees—D. Employees" for additional information on remuneration and pension benefits provided by us.

        In accordance with the regulations of the FSFM, we are required to disclose information regarding the aggregate compensation of our directors and Management Board members. Such information is included in quarterly reports submitted by us to the FSFM and is available to shareholders and to the general public on our website.

C.    Board Practices

Board of Directors

        In accordance with our charter, our Board of Directors, which consists of 11 members, is elected by cumulative voting at the shareholders' meeting and remains in office until the next annual shareholders' meeting (or extraordinary shareholders' meeting if one is called for purposes of voting for Board membership). Directors may serve on the Board an unlimited number of times. The Board of Directors is responsible for our overall management, except matters reserved for the shareholders' meeting. See "Item 10. Additional Information—B. Description of Charter Capital and Certain Requirements of Russian Legislation—General Shareholders' Meeting" for further information regarding the competence of the shareholders' meetings. The members of our Board of Directors do not serve pursuant to a contract.

        Pursuant to our charter, meetings of the Board of Directors must be held at least quarterly. During 2008, our Board of Directors held 25 meetings (including 5 in-person meetings and 20 by absentee voting).

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

        The meetings of the Management Board may be held as often as necessary but not less frequently than once a month. During 2008, the Management Board held 24 meetings.

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

General Director

        The General Director is appointed by our Board of Directors by a majority vote of the members of the Board of Directors participating in the meeting for a term of no more than five years and may be re-elected an unlimited number of times. The rights and duties, term in office, liability and compensation of the General Director are set forth in an agreement between the General Director and us executed on our behalf by the Chairman of the Board of Directors or a person authorized by the Board of Directors. The Board of Directors may at any time terminate the powers of the General Director.

Board Committees

  Audit Committee

        The Audit Committee of the Board of Directors was established in December 2004 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of three independent directors, Ivan I. Rodionov (Chairman and Audit Committee financial expert), Maxim Yu. Tsyganov and Konstantin V. Malofeev, and one non-independent, non-executive director, Yelena V. Umnova, who has "observer" status without the power to vote on Audit Committee decisions.

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

  Nominations and Remuneration Committee

        The Nominations and Remuneration Committee of the Board of Directors was established in September 2003 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of two independent directors, Maxim Yu. Tsyganov (Chairman) and Ivan I. Rodionov, and one non-independent, non-executive director, Mikhail A. Leshchenko.

        The goals and objectives of the Nominations and Remuneration Committee, as set forth in its charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

  •
  formulation of our policy in respect of appointment of the General Director and members of the Management Board;

  •
  determination of qualifications for candidates for the Board of Directors;

  •
  formulation of our policy defining principles and criteria to determine compensation of members of the Board of Directors, the Audit Commission, the General Director and members of the Management Board, as well as criteria for the appraisal of their activity;

  •
  preparation of recommendations on our personnel policy, including the employee incentive system; and

  •
  appraisal of activities of our management.

  Strategy Committee

        The Strategy Committee of the Board of Directors was established in September 2003 by a decision of the Board of Directors and functions pursuant to a charter approved by the Board. It is currently comprised of six members: Konstantin V. Malofeev (Chariman), Anton Yu. Kolpakov, Sergey I. Kuznetsov, Mikhail A. Leshchenko, Alexander Yu. Provotorov and Yevgeny V. Yurchenko.

        The goals and objectives of the Strategy Committee, as set forth in its charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

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

  Corporate Governance Committee

        The Corporate Governance Committee was established in March 2008 by a decision of the Board of Directors, and functions pursuant to a charter approved by the Board. The committee is comprised of two Board members, our Corporate Secretary and two members of Svyazinvest management, including Alexander Yu. Provotorov (Chairman), our Board member, Pavel Nezhutin, our Corporate Secretary, Oksana V. Petrova, Head of Methodology and Information Division of Corporate Governance and Legal Department of Svyazinvest, Victor D. Savchenko, our Board member, and Valentina F. Veremyanina, Director of Corporate Governance and Legal Department of Svyazinvest.

        The goals and objectives of the Corporate Governance Committee, as set forth in its charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

  •
  issues related to the Corporate Secretary;

  •
  convocation, preparation and holding of annual and extraordinary general meetings of shareholders with due consideration for the best corporate governance practices;

  •
  approval of and amendments to our internal document(s) setting forth rules of and approaches to disclosing information about us, as well as establishing procedures of using non-public information about our operations, our securities and transactions relating to such securities;

  •
  submitting for review by the general meetings of shareholders proposals on approval of or making amendments to our charter and other internal documents governing operations of our governing bodies;

  •
  approval of and amendments to the Corporate Governance Code, annual evaluation of and recommendations to the Board of Directors concerning inclusion in the annual report information about our compliance with the Corporate Governance Code recommended by the Federal Commission for the Securities Market of the Russian Federation, as well as ensuring compliance with the our Corporate Governance Code;

  •
  participation in the resolution of corporate conflicts, arising from decisions taken by the Board of Directors on issues within its responsibilities;

  •
  oversight of compliance with ethical norms reflecting our social responsibility;

  •
  review of our compliance with the requirements of applicable laws of the Russian Federation and United States; and

  •
  approval of our registrar.

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

  Information Security Committee

        The main purpose of the Information Security Committee is to ensure compliance of our information security requirements with all applicable laws, rules and regulations, as well as our goals and objectives. The main functions of the Committee include promptly reviewing and making decisions on issues relating to ensuring the security of our information and information resources.

Audit Commission

        The Audit Commission verifies the accuracy of our financial reporting under Russian law, generally supervises our financial activity and performs certain internal control functions. Pursuant to our charter, the Audit Commission is elected by the annual shareholders' meeting (or, as applicable, an extraordinary shareholders' meeting) for a term expiring on the date of the next annual shareholders' meeting. Any shareholder or any other person nominated by shareholders may be a member of the Audit Commission provided that a member of the Audit Commission may not simultaneously be the General Director, a member of the Board of Directors, a member of the Management Board or a member of the Liquidation Commission. The Audit Commission elects its Chairman and Secretary. For the year ended December 31, 2008, we paid members of our Audit Commission a total of RUB 7.4 million.

        Our current Audit Commission was elected on May 30, 2009, and is comprised of the following members: Ludmila A. Arzhannikova, Mikhail V. Batmanov, Svetlana N. Bocharova, Bogdan I. Golubitsky and Olga G. Koroleva.

        Ludmila A. Arzhannikova.    Ms. Arzhannikova has served as an Audit Commission member since June 9, 2008. Since 2008, she served as Deputy Head of Communication Networks Development Division of Strategic Development Department and, since 2009, as Head of Division for Coordination of Liaison with Regulating and Overseeing Bodies of Medium-Term Planning Department of Svyazinvest. Ms. Arzhannikova graduated from the Moscow Electrotechnical University for Telecommunications with qualifications of a telecommunications engineer.

        Mikhail V. Batmanov.    Mr. Batmanov has served as an Audit Commission member since June 9, 2008. Since February 2009, he has served as Deputy Director—Head of Division of Corporate Governance and Legal Department of Svyazinvest. Mr. Batmanov graduated from Tver State University with a degree in Law.

        Svetlana N. Bocharova.    Ms. Bocharova has served as an Audit Commission member since June 9, 2008. Since 2003, she has served as Head of Tax Division of the Accounting, Tax and Statistics Department of Svyazinvest. Ms. Bocharova graduated from the Moscow State University with a degree in Law.

        Bogdan I. Golubitsky.    Mr. Golubitsky has served as an Audit Commission member since May 30, 2009. Since 2000, he held various positions at Svyazinvest and since April 2009, he has served as Director of Economy and Finance Department of Svyazinvest. In 2000, he graduated from Moscow Technical University of Communications and Informatics, where he specialized in economics and operation of business (communications) and obtained a qualification as an economist.

        Olga G. Koroleva.    Ms. Koroleva has served as an Audit Commission member since June 24, 2006. Since 2005, she has served as Chief Accountant of Svyazinvest. Ms. Koroleva graduated from Tomsk State University with a diploma in Economics, and she also holds a Ph.D. in Economics.

        The Audit Commission reviews our financial and business operations and, in particular: audits our financial and business documents; reviews the legal impact of agreements executed on our behalf, transactions and settlements with counterparties; analyzes the accounting statements and statistical records for compliance with applicable regulations; checks whether payments to suppliers of goods and services, payments to the budget, calculation and payments of dividends and redemption of other obligations are made accurately and in due course; audits our balance sheets and our profit and loss statements and performs other functions related to financial issues. In the performance of its duties, the Audit Commission has the right to request, and officers of our governing bodies must provide, documents on our financial and business operation, including confidential documents.

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

        Members of the Audit Commission shall be liable for irregularities and violations committed by them in the course of performance of their official duties in accordance with applicable laws of the Russian Federation.

Corporate Governance Developments

        We have undertaken to enhance our corporate governance standards by creating a number of committees under the control of our Board of Directors and our Management Board and preparing a Corporate Governance Code, a Code of Ethics, a Dividend Policy, an Insider Trading Policy and an Information Disclosure Policy, each of which has been approved by our Board of Directors. All of these documents are available in English on our corporate website at http://www.rt.ru/en/centr-invest/corporate/corp_doc/.

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

  •
  accountability of the General Director, the Board of Directors and the Management Board to shareholders; and

  •
  effective cooperation with our employees in addressing safety issues and the provision of proper working conditions.

        See "Item 16.B. Code of Ethics" for a description of our Code of Ethics."

D.    Employees

        As of December 31, 2008, we employed 22,372 full-time employees (compared to 23,634 in 2005, 23,233 in 2006 and 22,534 in 2007).

        As of December 31, 2008, we employed 15,422 specialists with a higher and secondary education. Of our total employees, 39.0% were aged below 40, 25.8% were aged 40 to 50 and 35.2% were aged over 50. The average monthly salary in 2008 was RUB 29,232, a 25.3% increase in ruble terms as compared to the average monthly salary in 2007.

        As of December 31, 2008, the breakdown of employees according to our branches (or geographic location) was as follows:

Branch	Employees as of December 31, 2008
Central Branch (including Moscow branches)	9,895
North-West Branch	2,273
Volga Branch	2,159
Southern Branch	1,615
Ural Branch	1,559
Siberian Branch	2,607
Far East Branch	2,264

        As of the date of this annual report, we had no overdue wage payments to our employees and our management believes that we are in compliance with all applicable labor laws. We have not experienced any significant work stoppages since our formation and our management believes that we have good relations with our employees.

        In 2008, 8,088 of our employees were trained at training centers operated by manufacturers, educational institutions or through online courses. Thousands of our employees participated in internal educational programs. Moreover, we continue to develop our Corporate University to teach our employees, who work directly with our customers, sales and service skills. A number of our managers participated in the new training program called "RTC-Master" established at our Corporate University, which is designed to help our managers develop general management skills. In addition, we focus on high-level training for our top managers and provide, in many cases, the opportunity for them to obtain degrees, such as a Masters of Business Administration and other programs designed to develop managerial skills.

        Approximately 50.5% of our employees are members of the Telecommunications Union of Russia. In accordance with a uniform collective bargaining agreement between us and the Central Committee of the Telecommunications Union of Russia, valid through 2011, all of our employees are guaranteed a minimum level of salaries and benefits, as well as acceptable working conditions.

        Prior to January 1, 1997, we did not have pension liabilities other than those payable under Russian law to the Russian government to provide funds for pension plans administered by the state. On January 1, 1997, we adopted an additional non-state pension program for our employees, and, as described below, we currently have three non-state employee pension programs in effect. The programs are administered pursuant to an agreement with NPF Telecom-Soyuz (the assignee of Rostelecom-Garantiya, which serviced this program before 2003), a non-governmental pension fund. As of December 31, 2008, approximately 7,700 of our former employees received non-state pensions, and approximately 6,800 of our current employees participate in the non-governmental pension funds.

        The first plan is a joint participation program that involves a fixed amount of contributions by us and a participating employee. Pension payments by us amount to RUB 100 per month for each participating employee provided that such employee's monthly contribution is at least RUB 100. The pension is then disbursed to the participating employee upon his/her retirement, though an employee has the right to withdraw from the plan earlier and receive only the funds contributed by him/her. The right to participate in the program is available to full-time employees. As of December 31, 2008, 6,800 of our employees participated in this program.

        The other two programs involve pension benefits to our employees which are accounted for as defined benefit plans, including:

  •
  a base pension program: the current amount of the base pension is RUB 1,000 per month.

  •
  pensions to our managing employees: the amount of the pension under this program varies, depending on the manager's position, from RUB 2,800 to RUB 30,000 per month.

        For additional information, see Note 23 to our consolidated financial statements.

        Since 1995, we have provided medical insurance for employees and members of their families and accident insurance for all employees. We also contribute to the government social and medical insurance funds and pension fund.

E.    Share Ownership

        As of the date of this annual report, Alexey Lokotkov, a member of our Board of Directors, owned 24 of our ordinary and 145 of our preferred shares. No other members of our Board of Directors or Management Board owned our ordinary and/or preferred shares.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The only voting securities presently outstanding are our ordinary shares with a nominal value of RUB 0.0025 per share. The following table sets forth, as of June 1, 2009, information with respect to the ownership of the outstanding ordinary shares by each person or entity that owns 5% or more of our ordinary shares.

Person or Group	Number of Ordinary Shares Owned	%
Svyazinvest	369,224,907	50.67
National Depositary Center, a non-commercial partnership, as a nominee holder	293,425,158	40.27
ING Bank (Eurasia)/ING DEPOSITARY ING Barings, as a nominee holder	50,275,298	6.90
Other holders in total	15,770,957	2.16

        Our ADSs, each representing six ordinary shares, are publicly traded on the NYSE under the symbol "ROS." Each ADS is evidenced by an ADR. JPMorgan Chase Bank, N.A. serves as the depositary for the sponsored ADR program, with ING Bank (Eurasia) serving as the custodian. As of June 1, 2009, 6,940,036 ADSs were outstanding, representing 5.71% of our outstanding ordinary shares.

        As of the date of this annual report, we had a total of 728,696,320 ordinary shares issued and outstanding. As of June 1, 2009, the register of shareholders included 11 shareholders registered in the United States. They held 146,178 of our ordinary shares (0.02% of all ordinary shares) and 3,000 preferred shares (0.001% of all our preferred shares). Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial U.S. holders nor of the place of residence of such beneficial holders. Svyazinvest is our biggest shareholder, holding 50.67% of our ordinary shares. The Russian government owns a controlling stake of 75% minus one share of Svyazinvest.

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

        We engage in various related party transactions, including with other companies controlled by Svyazinvest, such as the Interconnection Agreements, Service Provision Agreements and Agency Agreements described in "Item 10. Additional Information—C. Material Contracts—Agreements regarding the new system of interaction between Russian operators and subscribers." We also provide services and engage in other transactions with governmental entities or entities controlled by the government, as well with certain of our investees. For more information about related party transactions please refer to Note 27 to our consolidated financial statements.

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

  •
  On June 16, 2006, we filed an application to the Arbitrazh Court of the city of Moscow to declare invalid a tax assessment by the tax authorities for additional taxes and fines in the amount of RUB 3.5 billion payable by us ("Rostelecom vs. Russian Federal Tax Service"). On March 4, 2007, the court ruled in our favor, decreasing the tax assessment to RUB 1.3 million. The tax authorities appealed this decision, and on September 24, 2007, the appellate court reduced the tax assessment by RUB 1.1 million to RUB 0.13 million. On April 28, 2008, the Federal Arbitrazh Court of Moscow district rejected this appeal and affirmed the previous court decision.

  •
  In July 2006, Loral brought an action at the LCIA against our consolidated subsidiary GlobalTel claiming immediate repayment of loan in amount of RUB 225 million. In March 2007, LCIA ruled in favor of Loral. In 2009, the Supreme Arbitration Court enforced the LCIA ruling and ordered GlobalTel to repay the loan and applicable penalties to Loral. As of the date of this annual report, GlobalTel did not pay the ordered amount because it lacks the funds to do so. For additional information, see "Item 13. Defaults, Dividend Arrearages and Delinquencies—A. Defaults."

  •
  On August 25, 2006, the tax authorities filed a claim with the Arbitrazh Court of the city of Moscow against us seeking penalties in the amount of RUB 433 million in connection with the court case described above ("Rostelecom vs. Russian Federal Tax Service"). On July 17, 2008, the Arbitrazh Court of the city of Moscow dismissed the claim against us.

  •
  On September 7, 2006, we filed an application to the Arbitrazh Court of the city of Moscow to declare invalid the letter dated July 31, 2006 we received from the tax authorities stating their refusal to reimburse overpaid taxes, and to compel the tax authorities to reimburse overpaid amounts totaling RUB 399 million. Under the decision of the Arbitrazh Court of the city of Moscow dated December 27, 2006, the proceedings were suspended pending the court decision in respect of "Rostelecom vs. Russian Federal Tax Service." On July 17, 2008, the Arbitrazh Court of the city of Moscow ruled in our favor.

  •
  On July 25, 2007, MGTS filed a claim with the Arbitrazh Court of the city of Moscow against us seeking payment in the amount of RUB 113 million in connection with our alleged unjust enrichment related to call origination services provided to us by MGTS from January to June 2006 without entering into an agreement. On November 20, 2007, MGTS reduced the claim amount to RUB 95 million. On November 23, 2007, the Arbitrazh Court of the city of Moscow ruled in favor of MGTS. We appealed this ruling to the Ninth Arbitrazh Appellate Court. On April 15, 2008, the appellate court invalidated the lower court's ruling. On June 18, 2008, MGTS appealed this decision to the Federal Arbitrazh Court of Moscow district. On July 17, 2008, the Court of Cassation ruled again in our favor.

  •
  On August 3, 2007, we filed an application to the Arbitrazh Court of the city of Moscow to (a) invalidate a set-off made by the tax authorities of overpaid property tax against a claimed tax deficiency in the amount of RUB 19 million and (b) to require the tax authorities to set off this overpaid property tax against our current profit tax liability in the amount of RUB 82.3 million. On December 26, 2007, the Arbitrazh Court of the city of Moscow satisfied our claim in full.

  •
  On November 1, 2007, we filed a claim against OJSC First Channel seeking payment of a principal debt in the amount of RUB 26 million and a fine in the amount of RUB 2 million (totaling RUB 28 million) for telecommunications services provided by us from May to June 2007. On January 17, 2008, the court partially satisfied our claim and awarded us RUB 27 million, including a principal debt in the amount of RUB 26 million and a fine in the amount of RUB 0.8 million.

  •
  On November 6, 2007, we filed an application to the Arbitrazh Court of the city of Moscow to (a) invalidate a set-off by the tax authorities of overpaid property tax against a claimed tax deficiency in the amount of RUB 19 million, and (b) to reimburse overpaid taxes in the amount of RUB 63 million and RUB 22 million and the corresponding penalties in the amount of RUB 0.8 million. On February 10, 2009, the Arbitrazh Court of the city of Moscow ruled in our favor.

  •
  On December 15, 2008, we filed a claim against the tax authorities asking the court (i) to declare invalid the refusal of the tax authorities to refund an overpaid advance profit tax paid by us for the first six months of 2008 in the amount of RUB 330 million; (ii) to declare invalid the failure to make a set-off of the overpaid advance profit tax against an advance profit tax due on November 28, 2008 in the amount of RUB 35 million; and (iii) to compel the tax authorities to refund and set off the abovementioned sums. On March 10, 2009, the court ruled in our favor.

  •
  Following a tax audit for the period covering the years ended December 31, 2004, 2005 and 2006, the Russian tax authorities issued a tax assessment in February 2008 for RUB 1,812 million (including fines and penalties) relating to our calculation of taxes payable on our revenue from traffic transmission and certain VAT benefits. We filed an objection to these findings and the corresponding assessment with the Russian Federal Tax Service, but the Federal Tax Service has not yet responded to our objection. We also filed an application to the Arbitrazh Court of the city of Moscow to declare the assessment invalid. In November 2008, the Arbitrazh Court of the city of Moscow declared the assessment of the tax authorities of RUB 1,803 million invalid and ordered us to pay RUB 9 million. In February 2009, the Court of Appeals confirmed the decision of the Arbitration Court of the city of Moscow. Subsequently, the Federal Tax Service of the Russian Federation filed an appeal to the Court of Cassation, which, in May 2009, upheld the ruling of the Arbitration Court of the city of Moscow.

  •
  On December 15, 2008, we filed a claim against the tax authorities asking the court (i) to declare invalid the failure to make a set-off of an overpaid advance profit tax for the first six months of 2008 against a VAT payment due on November 20, 2008 in the amount of RUB 301 million and against the advance profit tax due on November 28, 2008 in the amount of RUB 60 million; (ii) to declare invalid the refusal to refund the remaining sum of the overpaid advance profit tax in the amount of RUB 235 million; and (iii) to compel the tax authorities to refund and set off the abovementioned sums. After we filed this claim, the tax authorities effectuated a set-off in the amount of RUB 301 million and RUB 60 million, but refused to refund the remaining sum. On March 3, 2009, the court ruled in our favor.

  •
  In April 2009, Loral brought an action at the Supreme Court of the State of California against GlobalTel seeking the execution of judgments of the LCIA and the Supreme Court of the Russian Federation and immediate repayment of a loan in amount of $8.6 million plus penalties.

  •
  In April 2009, Loral brought an action at the Supreme Court of the State of New York against us seeking payments of GlobalTel's indebtedness to Loral in the amount of $8.6 million plus penalties.

  •
  In April and May 2009, we brought 16 actions at the Arbitrazh Court of the city of Moscow against GlobalTel seeking payment for services rendered by us under several loan, lease and telecommunication services agreements totaling RUB 360 million and $7.6 million. As of the date of this annual report, the court ruled in our favor in respect of approximately RUB 12.6 million and $1.6 million.

        As of the date of this annual report, there have been no court proceedings involving a member of our Board of Directors or a member of the Management Board, or any of our affiliates acting as an opposing party to us or our subsidiaries.

8.A.8    Policy on Dividend Distribution

        The Joint Stock Companies Law provides that dividends on ordinary shares may be paid on a quarterly basis. Our charter provides that dividends may be paid on an annual basis (although the relevant provisions of the Joint Stock Companies Law prevail). Annual dividends are proposed by our Board of Directors, based on our year-end statutory accounting reports prepared in accordance with RAS, and are approved by the annual shareholders' meeting, which is usually convened by the Board of Directors during the second quarter of each year. The right to receive dividends is attributable only to shareholders included in the register of shareholders as of the record date, which was April 14, 2009, for dividends in respect of 2008.

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

        Our Dividend Policy is available in English on our corporate website at http://www.rt.ru/en/centr-invest/shar_services/dividends/. See also "Item 10. Additional Information—B. Description of Charter

Capital and Certain Requirements of Russian Legislation" for a further description of our ordinary and preferred shares and the payment of dividends thereon.

B.    Significant Changes

        The following significant changes have occurred relating to our investments in subsidiaries and associates since December 31, 2008, as well as to our share registrar and management team:

  Changes in Board Composition

        As of December 31, 2008, the following individuals comprised our Board of Directors:

  •
  Mikhail A. Alexeev;

  •
  Yevgeny A. Chechelnitsky;

  •
  Alexander N. Kiselev;

  •
  Sergey I. Kuznetsov;

  •
  Yevgeny I. Logovinsky;

  •
  Nikolai L. Mylnikov;

  •
  Elena P. Selvich;

  •
  Konstantin Yu. Solodukhin;

  •
  Maxim Yu. Tsyganov;

  •
  Yekaterina O. Vasilyeva; and

  •
  Vladimir B. Zhelonkin.

        On March 11, 2009, Alexander N. Kiselev ceased to be our Chairman of the Board of Directors and Sergey I. Kuznetsov was elected our Chairman of the Board of Directors.

        On May 30, 2009, Mikhail A. Alexeev, Yevgeny A. Chechelnitsky, Alexander N. Kiselev, Yevgeny I. Logovinsky, Nikolai L. Mylnikov, Elena P. Selvich, Konstantin Yu. Solodukhin, Yekaterina O. Vasilyeva and Vladimir B. Zhelonkin ceased to be members of our Board of Directors and the following individuals were elected to our Board of Directors:

  •
  Vladimir V. Bondarik, Deputy General Director of Svyazinvest;

  •
  Mikhail I. Leshchenko, Advisor to Minister of Communications and Mass Media of Russia;

  •
  Alexey A. Lokotkov, Deputy General Director of Svyazinvest;

  •
  Konstantin V. Malofeev, Managing Partner of MarCap Advisors Limited;

  •
  Alexander Yu. Provotorov, First Deputy General Director of Svyazinvest;

  •
  Ivan I. Rodionov, Professor of State University-Higher School of Economics;

  •
  Viktor D. Savchenko, Deputy General Director of Svyazinvest;

  •
  Yelena V. Umnova, Deputy General Director of Svyazinvest; and

  •
  Yevgeny V. Yurchenko, General Director of Svyazinvest.

  Changes to Management

        On March 11, 2009, Igor Nikodimov ceased to be a member of our Management Board.

        On March 11, 2009, Stanislav Miron became a member of our Management Board.

        On April 14, 2009, Andrei Gaiduk ceased to be our First Deputy General Director—Finance Director and was appointed Advisor to the General Director. On May 22, 2009, he ceased to be a member of our Management Board.

        On April 15, 2009, Anton Khozyainov was appointed our Deputy General Director—Finance Director. On May 22, 2009, he became a member of our Management Board.

        On June 3, 2009, Konstantin Yu. Solodukhin ceased to be our General Director and Chairman of our Management Board.

        On June 3, 2009, our Board of Directors appointed Anton Yu. Kolpakov our General Director and Chairman of our Management Board.

  Changes in Auditors

        On June 9, 2008, our annual general meeting of shareholders approved ZAO KPMG as our external auditor with respect to our RAS financial statements for the 2008 fiscal year. Our IFRS financial statements for the 2008 fiscal year were audited by KPMG Limited. Our RAS financial statements for the fiscal years 2002 through 2004 were audited by CJSC Ernst and Young Vneshaudit and by LLC Ernst & Young for the fiscal years 2005 through 2007. Our IFRS financial statements for the fiscal year 2001 was audited by Ernst & Young (CIS) Limited, by CJSC Ernst and Young Vneshaudit for the fiscal years 2002 through 2004 and by LLC Ernst & Young for the fiscal years 2005 through 2007.

Item 9.    The Offer and Listing

A.    Listing Details

        The table below shows the high and low prices and the daily average trading volumes in U.S. dollars of our ordinary shares on the RTS for the periods set forth.

	Period	Highest price	Lowest price	Average volume
2004	Annual	2.66	1.66	675,562
2005	Annual	3.28	1.70	997,862
2006	Annual	7.68	2.25	688,559
2007	Annual	12.20	7.15	374,135
2008	Annual	12.44	4.50	183,101
2007	Quarter 1	8.80	7.15	378,576
	Quarter 2	9.90	8.45	321,245
	Quarter 3	10.52	9.24	255,864
	Quarter 4	12.20	9.60	541,535
2008	Quarter 1	12.40	10.40	310,161
	Quarter 2	12.44	10.10	182,898
	Quarter 3	12.15	7.30	246,136
	Quarter 4	8.40	4.50	7,867
	December	n/a	n/a	0
2009	Quarter 1	9.70	8.00	17,705
	January	n/a	n/a	0
	February	8.20	8.20	302
	March	9.70	8.00	46,941
	April	9.40	8.67	45,827
	May	9.25	6.10	167,139
	June (through June 15, 2009)	7.15	5.90	78,583

        The table below shows the high and low prices and the daily average trading volumes in U.S. dollars of our ordinary shares on the MICEX for the periods set forth.

	Period	Highest price	Lowest price	Average volume
2004	Annual	2.67	1.65	17,494,124
2005	Annual	2.67	1.69	24,713,225
2006	Annual	7.80	2.22	34,481,524
2007	Annual	12.25	7.01	17,978,110
2008	Annual	12.49	5.73	17,127,283
2007	Quarter 1	8.85	7.01	15,566,275
	Quarter 2	10.06	8.34	15,799,725
	Quarter 3	10.55	9.22	21,011,410
	Quarter 4	12.25	9.38	19,155,766
2008	Quarter 1	12.49	10.15	20,843,357
	Quarter 2	12.49	10.74	25,486,554
	Quarter 3	12.30	6.58	21,972,021
	Quarter 4	10.35	5.73	1,104,443
	December	10.35	6.51	1,268,392
2009	Quarter 1	10.58	7.60	1,571,675
	January	10.58	8.09	1,386,069
	February	9.17	7.68	1,532,483
	March	10.15	7.60	1,748,547
	April	10.47	8.34	1,218,032
	May	9.54	6.64	2,972,814
	June (through June 15, 2009)	8.50	6.28	15,908,265

        The table below shows the high and low prices and the daily average trading volumes in U.S. dollars of our ADSs on the NYSE for the periods set forth.

	Period	Highest price	Lowest price	Average volume
2004	Annual	15.92	9.96	1,251,781
2005	Annual	16.16	10.10	1,405,472
2006	Annual	46.45	13.37	2,891,950
2007	Annual	72.75	42.55	4,290,228
2008	Annual	74.99	21.84	7,112,072
2007	Quarter 1	53.40	42.55	5,036,026
	Quarter 2	59.99	50.16	3,055,143
	Quarter 3	63.52	55.50	3,378,331
	Quarter 4	72.75	55.84	5,692,824
2008	Quarter 1	74.08	63.52	7,694,096
	Quarter 2	74.99	64.82	6,811,895
	Quarter 3	74.87	27.58	9,256,488
	Quarter 4	66.78	21.84	4,713,090
	December	66.78	35.00	5,253,543
2009	Quarter 1	62.99	44.73	4,048,300
	January	62.99	47.11	5,006,903
	February	54.74	44.73	3,400,547
	March	60.52	45.31	3,736,265
	April	60.50	51.36	3,838,684
	May	56.89	32.59	5,232,514
	June (through 15, 2009)	40.79	34.65	5,774,649

B.    Plan of Distribution

        Not applicable.

C.    Markets

        In Russia, our ordinary and preferred shares are listed on the RTS and the MICEX. ADSs, each representing six of our ordinary shares, are listed on the NYSE, and are also traded on the London Stock Exchange and the Deutsche Bourse.

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

General Matters

        Pursuant to our charter, we have the right to issue ordinary shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our charter capital currently equals RUB 2,428,819.4725 and consists of 728,696,320 ordinary shares and 242,831,469 preferred shares, all fully paid, issued and outstanding, with all shares having an equal nominal value of 0.0025 rubles. We are also authorized to issue additional 905,330,221 ordinary shares and 531 preferred shares, all such shares having nominal value of 0.0025 rubles. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. As of the date of this annual report, we had no treasury shares. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of our acquisition or, failing that, reduce our charter capital.

        In accordance with the Joint Stock Companies Law and our charter, a decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of ordinary shares or securities convertible into ordinary shares constituting more than 25% of the number of issued ordinary shares, requires a three-quarters majority vote of a shareholders' meeting. The Board of Directors is authorized to issue additional ordinary shares up to 25% of the previously issued shares through open subscription without obtaining further shareholder approval. As of the date of this annual report, we had not issued any additional shares.

        The amount of our charter capital significantly exceeds the minimum requirement established by the laws of the Russian Federation for open joint stock companies. In the event that we adopt a decision to decrease our charter capital in accordance with the Joint Stock Companies Law, we must notify all of our creditors of such decrease within 30 days following the decision of the shareholders to decrease the charter capital. The state registration of the relevant amendments to our charter, which would be necessary for decreasing the charter capital, would be carried out only upon confirmation that such notification to the creditors has been made.

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

  •
  if holding, alone or with other holders, 1% or more of the voting shares, file a lawsuit against a member of the Board of Directors or member of any of our executive bodies (including the chief executive officer) to reimburse damages suffered by us due to their fault;

  •
  if holding, alone or with other holders, 2% or more of the voting shares, within 60 days after the end of our fiscal year, make proposals for the agenda of the annual shareholders' meeting and nominate candidates to the Board of Directors and the Audit Commission;

  •
  if holding, alone or with other holders, 2% or more of the voting shares, demand the calling of a Board of Directors meeting;

  •
  if holding, alone or with other holders, 10% or more of the voting shares, demand from the Board of Directors the calling of an extraordinary shareholders' meeting or an unscheduled audit by the Audit Commission or an independent auditor;

  •
  demand, under the following circumstances, repurchase by us of all or some of the shares owned by such holders, as long as such holder voted against or did not participate in the voting on the decision approving the following:

  –
  reorganization;

    –
    conclusion of a major transaction, as defined under Russian law; and

    –
    amendment of our charter that restricts the holder's rights;

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

Preemptive Rights

        The Joint Stock Companies Law and our charter provide existing shareholders with a preemptive right to purchase shares or securities convertible into shares during an open subscription in an amount proportionate to their existing shareholdings. In addition, the Joint Stock Companies Law provides shareholders with a preemptive right to purchase shares or securities convertible into shares during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to existing shareholders provided that such shareholders may acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing holdings. We must provide shareholders with written notice of their preemptive rights and the period during which shareholders can exercise their preemptive rights. Such period shall not be less than 45 days, or in certain defined instances, 20 days.

Dividends

        The Joint Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Dividends are recommended to a shareholders' meeting by the Board of Directors, and approved by the shareholders' meeting by a majority vote. A decision on annual dividends must be taken at the annual general shareholders' meeting. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the Board of Directors. Dividends are distributed to holders of our shares as of the record date for the shareholders' meeting approving the dividends. See "—General Shareholders' Meeting—Notice and Participation" below. Dividends payable on preferred shares are fixed by the charter in the amount of 10% of our net profits, calculated in accordance with RAS, divided by the total number of preferred shares. Furthermore, in the event the amount of dividends paid per ordinary share exceeds dividends payable per preferred share, our shareholders should increase the amount of dividends per preferred share up to the amount of dividends per ordinary share. Dividends are not paid on treasury shares. Dividends are paid no later than October 31 of the financial year when the annual shareholders' meeting approved them. Moreover, payment of dividends on preferred shares must commence not later than 60 days of such annual shareholders' meeting.

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

  •
  payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares, if any; and

  •
  payments to holders of ordinary and preferred shares on a pro rata basis.

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

        A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of ordinary shares or securities convertible into ordinary shares constituting more than 25% of the number of issued ordinary shares, requires a three-quarters majority vote of a shareholders' meeting. An issuance by open subscription of ordinary shares or securities convertible into ordinary shares constituting 25% or less of the number of issued ordinary shares requires an approval of the Board of Directors. A decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders' meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders' meeting.

        The Joint Stock Companies Law requires that the value of newly issued shares be determined by the board of directors based on their market value but shall not be less than their nominal value. The price of newly issued shares for existing shareholders exercising their preemptive right to purchase shares could be less than the price paid by third parties, but not less than 90% of the price paid by third parties. Fees paid to intermediaries shall not exceed 10% of the share placement price. The board of directors shall value any in-kind contributions for new shares, based on a report of an independent appraiser.

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

  Capital Decrease; Share Buy-Backs

        The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is RUB 100,000 for an open joint stock company. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders' meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of such notice or publication, repayment of all amounts due to them, as well as compensation for damages.

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

        The purchase, sale or other transfer of shares is accomplished through registration of the transfer in the share register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is not allowed except in certain instances provided for by Russian legislation, and may be challenged in court. Transfer of shares in a company with strategic importance for the national defense and security of the Russian Federation, or a Strategic Company, is subject to certain restrictions as described in "—Strategic Industries Law" section below. As of the date of this annual report, we were considered a Strategic Company. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—It is not yet clear how the new Strategic Foreign Investment Law will affect us and our foreign shareholders."

Strategic Industries Law

        Pursuant to the Strategic Foreign Investment Law, investments resulting in a control by a foreign entity or a group of entities over a Strategic Company require prior approval from the state authorities. The procedure for issuing such consent involves a special governmental commission on control of foreign investments, or the Governmental Commission, which was established by the Resolution of the

Government of Russia dated July 6, 2008 as the body responsible for granting such consents, and the FAS, which is authorized to process applications for consent from foreign investors. "Control" means an ability to determine, directly or indirectly, decisions taken by a Strategic Company, whether through voting at the general shareholders' (participants') meeting of the Strategic Company, participating in the board of directors or management bodies of the Strategic Company, or acting as the external management organization of the Strategic Company, or otherwise. As a result, "control" will generally be deemed to exist if an entity or a group of entities acquires more than 50% of the shares (or participation interest in share capital) of a Strategic Company, or if through contract or securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a Strategic Company. Furthermore, if a foreign entity or a group of entities holding securities of a Strategic Company or other entity that exercises control over the Strategic Company becomes a direct or indirect holder of voting shares in an amount that is considered to give it direct or indirect control over the Strategic Company in accordance with the Strategic Foreign Investment Law due to a change in allocation of voting shares pursuant to the procedures provided by Russian law (e.g., as a result of a buy-back of its shares by the relevant company), then such entity or group of entities will have to apply for state approval of its control within three months after it received such control.

Reserve Fund

        Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company's losses, redeem the company's bonds and repurchase the company's shares in cases when other funds are not available. Our charter provides for a reserve fund in the amount of 15% of our charter capital, funded through mandatory annual transfers of 5% of our statutory net profits until the reserve fund has reached the required 15%.

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

        Voting at a shareholders' meeting is generally based on the principle of one vote per ordinary share, with the exception of the election of the Board of Directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders' meeting. However, Russian law and our charter require a three-quarters majority vote of the voting shares present at a shareholders' meeting to approve, among other things, the following:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  major transactions involving assets in excess of 50% of the balance sheet value of our assets;

  •
  determination of the number, nominal value and type of authorized shares and the rights granted by such shares;

  •
  decrease of the charter capital through the reduction in the nominal value of our shares;

  •
  repurchase by us of our issued shares;

  •
  any issuance of shares or securities convertible into ordinary shares by closed subscription; or

  •
  issuance by open subscription of ordinary shares or securities convertible into ordinary shares, in each case, constituting more than 25% of the number of issued ordinary shares.

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

        According to our charter, the annual shareholders' meeting must be convened by the Board of Directors between May 1 and June 30 of each year, and the agenda must include the following items:

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

        The list of shareholders entitled to participate in a general shareholders' meeting is to be compiled on the basis of data in the shareholders register on the date established by the Board of Directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders' meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders' meeting to elect the Board of Directors, not less than 85 days before the date of the meeting). In the event that the shareholders are participating in the meeting by submitting a written ballot reflecting the shareholder's vote on the agenda items, the list of shareholders entitled to take part in such meeting should be prepared at least 35 days prior to the date of such meeting.

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

        The Joint Stock Companies Law requires that an interested party transaction by a company with more than 1,000 voting shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. For purposes of this rule, an "independent director" is a person who is not, and within the year preceding the decision to approve the transaction was not, the general director, a member of any executive body or an affiliate of the company, or a member of the Board of Directors or of any management body of the company's management organization. Additionally, such person's spouse, parents, children, adoptive parents or children, brothers or sisters may not occupy positions in the executive bodies of the company or its management organization. For companies with 1,000 or fewer voting shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

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

        If all members of the Board of Directors are deemed to be interested in the transaction and/or are not independent directors, the transaction is required to be approved by the shareholders' meeting by a majority vote of shareholders who are not interested in the transaction.

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

  •
  A person that has acquired 30% or more of the totality of an open joint- stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at the price which is not less than the price determined based on a weighted market price of the shares for the previous six months, or on a price not less than the market price which must be determined by an independent appraiser if the shares have no or insufficient trading history. From the moment of acquisition of 30% or more of the shares until the moment of sending of an offer to the security holders, the person making an offer and its affiliates will be able to register for quorum and vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company's outstanding shares.

  •
  A person that as a result of an offer described in either of the two preceding paragraphs becomes (individually or with its affiliates) the owner of more than 95% of the company's ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at a price based on the prices of the preceding acquisition by the offeror.

  •
  An offer of the kind described in any of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If the company is publicly traded, prior notice of the offer must be filed with the FSFM; otherwise, notice must be filed with the FSFM no later than the date of the offer. The FSFM may order amendments to the terms of the offer (including price) in order to bring them into compliance with the rules.

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

Agreements regarding the new system of interaction between Russian operators and subscribers

  Interconnection Agreements with IRCs

        Pursuant to the Law on Communications and the Interconnection Rules, we have entered into telecommunications network interconnection agreements with all operators interconnected to our network. These agreements govern the legal relationships between the parties, define their respective rights and obligations, and set forth the cost of services and the manner in which the services are to be provided.

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

        Each interconnection agreement we enter into with an IRC requires the IRC to provide traffic transit services (i.e., traffic origination and termination services) via its own regional network and to provide us with certain information with respect to end users of our DLD and ILD services. In turn, we are required to provide the IRC with interconnection transit services for traffic from mobile network operators transmitting traffic via the IRC's telecommunications network. Tariffs for the transmission of mobile operator traffic are not regulated and, therefore, the price for these services is set by us.

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

  RTComm.RU Acquisition

        As of December 31, 2007, we held 31.1% of the voting shares of RTComm.RU and, therefore, had significant influence over it. In March 2008, our Board of Directors authorized the purchase of an additional 68.4% interest in RTComm.RU from Synterra and, as a result, we gained control over RTComm.RU on July 1, 2008 and currently own a 99.5% interest. The cost of the additional investment was RUB 1,560 million. We accounted for the acquisition of RTComm.RU using the purchase method in accordance with the provisions of IFRS No. 3 "Business combinations". We began consolidating the results of operations and financial position of RTComm.RU on July 1, 2008.

  Sale of our stake in Golden Telecom

        In February 2008, we sold our stake in Golden Telecom for a total cash consideration of approximately $463.8 million.

        In February 2008, we accepted an offer by Lillian Acquisition, Inc., a subsidiary of Vimpelcom, to purchase our stake in Golden Telecom. The total cash consideration from the sale of our 10.97% equity interest, or 4,417,055 shares, in Golden Telecom amounted to $463.8 million. Profit from this transaction before tax and the related deferred tax effect amounted to RUB 8,666 million and RUB 2,230 million, respectively, and were recognized as a gain on sale of investments and tax charge in the accompanying consolidated statement of income for the period ended December 31, 2008. The net effect of RUB 6,436 million, which was previously recorded as unrealized gain on available-for-sale investments as a result of fair value revaluations, was transferred to profit on sale in the accompanying statement of changes in equity during 2008.

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

E.    Taxation

        The following discussion describes the material United States federal and Russian income and withholding tax consequences relating to an investment in the ADSs or ordinary shares and is based on:

  •
  the United States Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof;

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

        We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company for our taxable year ending in 2008. Passive foreign investment company determinations are made annually and may involve facts that are not within our control. If we were to be a passive foreign investment company, materially adverse United States federal income tax consequences could apply to an investor who is a "United States person" as defined in the Code.

        The following discussion is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential United States federal or Russian income and withholding tax consequences to you of ownership and disposition of ordinary shares or ADSs. We urge you to consult your own tax advisor regarding the specific United States federal, state, and local and Russian tax consequences of the ownership and disposition of the ordinary shares or ADSs under your own particular factual circumstances.

Russian Income and Withholding Tax Considerations

        The following discussion applies to you if you are a U.S. holder of ordinary shares or ADSs that is a "United States person," as the term is defined in the Code and a resident of the United States for purposes of the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the "United States—Russia income tax treaty") and are fully eligible for benefits under the United States-Russia income tax treaty, a "U.S. holder." Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes that is entitled to treaty benefits if you are:

  •
  subject, under the laws of the United States, to U.S. tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person subject to tax with respect to such income); and

  •
  not also a resident of the Russian Federation for purposes of the United States-Russia income tax treaty.

        The benefits under the United States-Russia income tax treaty discussed herein generally are not available to U.S. persons who hold ADSs or ordinary shares in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty.

        Subject to certain exceptions, a U.S. person's permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of such U.S. person. This summary does not address the treatment of holders described in this paragraph. The Russian tax law does not contain any specific provisions establishing principles of withholding income tax in relation to ADSs. Recently, the Ministry of Finance of the Russian Federation issued a number of clarification letters in which the Ministry stated that ADS holders should be treated as the beneficial owners of dividends payable on the underlying shares for the purpose of applying the relevant double tax treaty provisions. However, opinions expressed in these letters do not bind the Russian tax authorities or Russian courts. Furthermore, there is no certainty as to how the Russian tax authorities or Russian courts will ultimately treat ADSs arrangements. In addition, local tax inspectors have considerable autonomy and often interpret tax rules without regard to the intended or clear meaning of the law. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

        In the absence of any specific provisions in tax legislation with respect to the concept of beneficial ownership and taxation of income to beneficial owners, it is unclear how the Russian tax authorities will ultimately treat the U.S. holders. In such circumstances there can be no assurance that U.S. holders will be in a position to take advantage of the benefits provided by the United States-Russia income tax treaty. Subject to the above, U.S. holders should be eligible for double tax treaty benefits to the extent the Russian treaty clearance procedures are performed. In this connection, the custodian should provide the issuer with the information on ADS holders prior to the dividends payment date. Pursuant to private clarifications of the Ministry of Finance of the Russian Federation, such information, should, inter alia, include:

  •
  information on actual ADS holders;

  •
  information on the quantity of the deposited shares attributable to each particular ADS holder; and

  •
  information on the amount of dividends payable to each ADS holder.

        On an annual basis, the custodian should also provide the issuer with certificates confirming tax residency of the ADS holders.

        It is currently unclear whether custodians will be willing or able to provide tax residency certificates for ADS holders or to implement any procedures for holders to utilize benefits provided for by applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia income tax treaty, in practice, it may be difficult, time consuming or impossible from an administrative point of view to obtain such treaty relief.

        In the event that the Russian tax authorities do not treat U.S. holders as the beneficial owners of the underlying shares, the benefits under of the United States-Russia income tax treaty would not be available to U.S. holders.

  Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate. This tax may be reduced to 5% or to 10% under the United States-Russia income tax treaty for U.S. holders: a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company's voting stock (or if there is no voting stock, at least 10% of the statutory capital), and a 10% rate applies to dividends paid to all other U.S. holders, including individuals and legal entities owning less than 10% of the company's voting stock or less than 10% of the statutory capital (if there is no voting stock). The above reduced rates should apply to the extent that a U.S. holder is entitled to benefit from the relevant double tax treaty and provided that the Russian tax documentation requirements are satisfied (i.e., annual advance confirmation of U.S. holder's tax residency and, with respect to a U.S. holder that is an individual, a confirmation of the income received and the taxes paid in the country of tax residence of such U.S. holder as confirmed by the relevant tax authorities of such country). See also "—United States Russia Income Tax Treaty Clearance Procedures" below.

        If the appropriate documentation has not been provided to us before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for refund with the

Russian tax authorities within three years from the withholding date for U.S. holders which are legal entities, and within one year from the end of the year in which the withholding occurred for individual U.S. holders. There is significant uncertainty regarding the availability and timing of such refunds.

        Procedures for advance treaty clearance are not explicitly provided for by current Russian legislation with respect to a U.S. holder that is an individual. As a result, it is likely that for a U.S. holder that is an individual, a reduction of withholding income tax provided by the United States-Russia income tax treaty cannot be obtained. If a non-resident individual holder does not obtain double tax treaty relief at the time the dividend income is paid to such non-resident individual holder, and income tax is withheld by us, such non-resident individual holder may apply for a refund within one year from the end of the tax period in which the tax was withheld. However, there can be no assurance that such double tax treaty relief (or refund of any taxes withheld) will be available for a non-resident holder based on, inter alia, the above uncertainty as to the treatment of the holders of the ADSs as the beneficial owners of dividend income from the underlying shares and as to the applicability of double tax treaty benefits to U.S holders.

  Taxation of Capital Gains

        If a U.S. holder that is a legal person or an organization disposes of ADSs (otherwise than through a permanent establishment in Russia) and the proceeds from such disposal are from a Russian source, the gain on such disposal may be subject to withholding tax in Russia at a rate of 20%. Russian source income is defined by the Russian tax law as gains received from the sale of shares (participation interests) in Russian companies, if immovable property, which under Russian law includes real property and certain other assets, situated in Russia constitutes more than 50% of our assets. The tax should be calculated either on the basis of capital gains realized upon the sale or the total amount of income received depending on whether the documentation supporting the costs incurred upon acquisition is available. Regardless of whether the income is received from a Russian source or whether a U.S. holder is entitled to benefits under the United States-Russia income tax treaty, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs if immovable property situated in Russia constitutes 50% or less of our assets or if ADSs are sold to purchasers via foreign exchanges where ADSs are legally circulated.

        The above withholding tax rates are subject to any available double tax treaty relief. In order to enjoy the benefits of an applicable double tax treaty, documentary evidence is required to be provided to the Russian payer of the income prior to payment being made to confirm the applicability of the double tax treaty under which benefits are claimed. U.S. holders that are legal entities should consult their own tax advisors with respect to this possibility.

        A U.S. holder should generally not be subject to any Russian taxes in respect of capital gains or other income realized on the sale or other disposition of the ADSs outside of Russia, provided that the proceeds of such sale, redemption or other disposal of the ADSs or the shares are not received from a source within Russia. Even if a sale or other disposal by a U.S. holder to another non-resident holder could be regarded as Russian source income, there is currently no mechanism for withholding of the Russian tax due. U.S. holders should consult their own tax advisors with respect to the tax consequences of the receipt of proceeds from a source outside of Russia in respect of a disposal of the ADSs.

        The taxation of income of a U.S. holder that is an individual depends on whether this income is received from Russian or non-Russian sources. Russian tax law does not give a definition of how the "source of income" should be determined with respect to the sale of securities, other than that income from the sale of securities "in Russia" should be considered Russian source income. As there is no further definition as to what should be considered a sale "in Russia," the Russian tax authorities have some discretion to conclude which transactions are considered to take place in Russia based on the place of the transaction, the place of the issuer of the shares or other similar criteria.

        If proceeds from a disposal of ADSs are received from a Russian source, a U.S. holder who is an individual will generally be subject to tax at a rate of 30%, subject to any available double tax treaty relief, in respect of gross proceeds from such disposal less any available cost deductions (including, inter alia, the cost of acquisition of the ADSs). The Russian tax legislation provides that a non-resident individual is subject to tax but does not explicitly provide for the obligation of the Russian payer of the income to withhold such tax unless such a payer is a broker, a trustee or similar market participant. However, in certain circumstances, if the disposal proceeds are payable by a Russian legal entity, individual entrepreneur or a Russian representative office of a foreign organization, the payer may be required to withhold this tax. There are not, however, any mechanisms for withholding tax established for a Russian resident with respect to the purchase of ADSs via the NYSE or any other foreign exchange.

        Procedures for advance treaty clearance are not provided for by current Russian legislation with respect to non-resident individual holders. If a U.S. holder that is an individual does not obtain double tax treaty relief at the time the proceeds from the disposal of the ADSs are paid to such individual holder, and income tax is withheld by the Russian payer of such income, such individual U.S. holder may apply for a refund within one year from the end of the tax period in which the tax was withheld. However, there can be no assurance that such double tax treaty relief (or the refund of any taxes withheld) will be available for such a U.S. holder. Non-resident holders who are individuals should consult their own tax advisors with respect to the tax consequences of the receipt of proceeds from a source within Russia in respect of a disposal of ADSs.

        Where proceeds from the disposal of ADSs are received from a Russian source, in order for the U.S. holder, whether an individual, legal entity or organization, to enjoy the benefits of the United States-Russia income tax treaty, documentary evidence is required to confirm the applicability of the treaty. No procedures currently exist in the Russian tax law for non-resident holders who are individuals to claim treaty benefits prior to the receipt of income; therefore, such non-resident holders may be required to claim a refund of taxes from the Russian tax authorities as discussed below if tax has been withheld by the Russian payer of such income.

  United States-Russia Income Tax Treaty Clearance Procedures

        Pursuant to the Russian Tax Code, in order to benefit under the United States-Russia income tax treaty, a U.S. holder that is a legal entity or a custodian acting on behalf of a U.S. holder that is a legal entity should provide to the issuer confirmation issued by the U.S. tax authorities, evidencing the U.S. holder's tax residency in the United States of America prior to the dividends payment date. In order to benefit under the United States-Russian income tax treaty, a U.S. holder that is an individual should provide to the Russian tax authorities confirmation of the U.S. holder's tax residency, a confirmation of the income received and the taxes paid in the U.S. by the relevant U.S. tax authorities. Procedures for advance treaty clearance are not explicitly provided for by current Russian legislation with respect to a U.S. holders that is an individual. However, in some cases it may be possible for a U.S. holder that is an individual to provide required documents to the Russian withholding tax agent and for the Russian withholding agent to discuss the possibility of advance treaty relief with the local tax inspectorate although there is no formal basis for that procedure.

        The Russian Tax Code does not provide for any further guidance as to the required format of documents confirming tax residency in a foreign jurisdiction. However, the Russian tax authorities provided some additional guidance on this matter, pursuant to which such residency certificates can be issued in the form established under the U.S. law. It is further stated that a tax residency certificate should expressly refer to a period (calendar year) which corresponds to the period in which income is paid to a foreign legal entity.

        The certificate must be signed and sealed (stamped) by the U.S. tax authority as required in the tax treaty (or by an agency authorized by the competent authority). The above-mentioned documents must be legalized or bear an apostille with a notarized Russian translation attached to it.

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

        If tax is withheld by a Russian resident on dividends or other amounts at a rate that is different from the rate provided in the United States-Russia income tax treaty, a U.S. holder may apply for a tax refund by filing the required documents with the local Russian tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, or within one year from the end of the year in which the withholding occurred for individual U.S. holders. The documents to submit should include the appropriate form (1011DT (2002) for non-dividend income and 1012DT (2002) for dividend income), certificate of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the Russian tax authorities. For a U.S. holder that is an individual, also to the certificate of residence in the United States, the package should additionally include confirmation of the income received and the taxes paid in the U.S. by the relevant U.S. tax authorities.

        The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits under the United States-Russia income tax treaty. Such documentation, in practice, may not be explicitly required by the Russian Tax Code. Under the provisions of the Russian Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds. Neither we nor the custodian have or will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

        The procedures described above may be more complicated with respect to the taxation of the dividend income from the ADSs due to the lack of clarity in the applicable Russian tax law with respect to the treatment of U.S. holders of ADSs as the beneficial owners of dividend income from the underlying shares and the applicability of United States-Russia income tax treaty benefits and Russian domestic tax law provisions to U.S. holders. As a result, U.S. holders cannot be assured that tax reductions or refund of tax withheld will be available under the United States-Russia income tax treaty in respect of Russian taxes payable or withheld in respect of the dividends from the ADSs.

Certain United States Federal Income Tax Considerations

        The following is a general description of the material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs or ordinary shares who is an individual who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or ordinary shares, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

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

        In addition, this summary is limited to persons holding ordinary shares or ADSs as "capital assets" within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

        The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the shares underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares. Accordingly, the analysis of the creditability of Russian withholding taxes described below and the availability of the reduced tax rate for dividends received by certain non-corporate holders could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying shares and future actions that may be taken by the United States Treasury. Although this matter is not free from doubt, we believe, and the remainder of this discussion assumes, that a holder of an ADS will be treated as the beneficial owner of the underlying ordinary shares represented by such ADS for United States federal income tax purposes.

  Taxation of Distributions with respect to Ordinary Shares or ADSs

        For United States federal income tax purposes, the gross amount of a distribution, including the amount of any Russian withholding taxes, with respect to ordinary shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate holder such dividends may be taxed at the lower applicable capital gains rate provided that certain conditions are satisfied, including (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934 or the NASDAQ Stock Market) or (b) we are eligible for the benefits of the

United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a "passive foreign investment company." Non-corporate holders are strongly urged to consult their tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or ordinary shares. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce your tax basis in ordinary shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to ordinary shares or ADSs generally will be treated as a dividend, even if such distributions would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on ordinary shares or ADSs, which is generally available for dividends paid by U.S. corporations.

        If a dividend is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is includible in income by you, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in your income to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss. You may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent the United States dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

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

        For United States foreign tax credit purposes, a dividend will be treated as foreign source income and will generally be classified as "passive category income" but could, in certain cases, constitute "general category income." The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your tax advisors with respect to such rules.

  Taxation on Sale or Other Taxable Disposition of Ordinary Shares or ADSs

        The sale or other taxable disposition of ordinary shares or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in such ordinary shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year. If you are a non-corporate holder, such long-term capital gain is generally subject to a reduced rate of United States federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

        Deposits and withdrawals of ordinary shares by you in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

        Gain or loss recognized on the sale or other taxable disposition of ordinary shares or ADSs will generally be treated as U.S. source income for foreign tax credit purposes. The use of any foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. You are strongly urged to consult your tax advisors as to the availability of tax credits for any Russian taxes imposed on the sale of ordinary shares or ADSs.

  Information Reporting and Backup Withholding

        Dividends and proceeds from the sale or other disposition of ordinary shares or ADSs that are paid in the United States or by a U.S.-related financial intermediary generally will be subject to U.S. information reporting rules and U.S. backup withholding tax (currently at the rate of 28%), unless you are a corporation or other exempt recipient. In addition, you generally will not be subject to backup withholding if you timely provide your taxpayer identification number and other required information and certify among other things that no loss of exemption from backup withholding has occurred. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the Internal Revenue Service.

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

        Information regarding us is also available on our website at http://www.rt.ru/. Information included on our website does not form part of this annual report.

I.     Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

        Our significant market risk exposures are interest rate risk and exchange rate risk. Interest rate risk mainly relates to floating rate debt denominated primarily in U.S. dollars and euros. As of December 31, 2008, approximately 83% of our interest bearing loans carried floating interest rates, as compared to approximately 82% as of December 31, 2007. Exchange rate risk relates to our foreign currency indebtedness and, to a lesser extent, our foreign currency denominated cash, receivables and payables and foreign currency denominated revenues and costs. As of December 31, 2008 and 2007, approximately 89% of our total borrowings were denominated in foreign currencies.

        We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options or forward rate agreements, to hedge these market risks.

        Our consolidated financial statements are presented in Russian rubles. For the year ended December 31, 2008, approximately 11%, as compared to approximately 10% for the year ended December 31, 2007, of our revenues were denominated in currencies other than the Russian ruble, principally in U.S. dollars and euros. For the year ended December 31, 2008, approximately 17% of our costs (excluding depreciation, impairment and bad debt expense) are denominated in currencies other than the Russian ruble, principally SDR and U.S. dollars, as compared to approximately 15% for the year ended December 31, 2007. We receive foreign currency revenues from incoming ILD calls and incur foreign currency expenses for outgoing ILD calls. In 2008, we were a net payer of foreign currency because the volume of outgoing ILD traffic exceeded the volume of incoming ILD traffic and we paid more foreign currency to foreign operators than we received. The net balance denominated in foreign currencies (principally in SDR and U.S. dollars) payable by us to foreign operators was RUB 816 million as of December 31, 2008, as compared to RUB 191 million as of December 31, 2007. To the extent that we are not naturally hedged against changes in exchange rates, we are exposed to foreign exchange gains and losses. We are not engaged in any active hedging of the foreign exchange risk arising out of our operating activities.

Interest Rate Sensitivity

        As of December 31, 2008, we had outstanding borrowings of RUB 2,652 million, of which approximately RUB 2,191 million bore interest at floating rates, as compared to outstanding borrowings as of December 31, 2007 of RUB 2,784 million, of which approximately RUB 2,291 million bore interest at floating rates. The interest rate on our floating rate debt is determined principally by reference to London Inter Bank Offered Rate (LIBOR) and European Inter Bank Offered Rate (EURIBOR).

        In connection with the $100 million loan from Vnesheconombank and CSFB, we entered into interest rate swap agreement with CSFB on June 28, 2006. In accordance with this agreement, each June 28 and December 28, commencing on December 28, 2006 and ending on December 28, 2012, we undertake an obligation to CSFB in the amount of 8.55% of the outstanding Vnesheconombank loan balance and CSFB undertakes an obligation to us in the amount of LIBOR plus 3.25% of the outstanding Vnesheconombank loan balance. We did not designate the above interest rate swap derivative as a hedging instrument. Therefore, this financial instrument was classified as financial liability at the fair value of RUB 176 million. The net loss of RUB 103 million relating to the change in the fair value of the interest rate swap contract was included in non-operating income in our consolidated income statement for the year ended December 31, 2008. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" and Note 18 to our consolidated financial statements for additional information.

        For the year ended December 31, 2008, the additional net future financing expense that would have resulted from a hypothetical, instantaneous and unfavorable change of 500 basis points in the interest rate applicable to these loans is approximately RUB 256 million, as compared to approximately RUB 320 million for the year ended December 31, 2007. The above sensitivity analysis is based on the assumption of an unfavorable 500 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each category.

Exchange Rate Sensitivity

        We have exchange rate exposure primarily with respect to indebtedness denominated in currencies other than the ruble. As of December 31, 2008, RUB 2,372 million of our interest bearing loans, as compared to RUB 2,474 million as of December 31, 2007, are denominated in foreign currencies, including RUB 2,342 million in U.S. dollars and RUB 30 million in euros. As of December 31, 2008,

RUB 1,608 million of our vendor financing payable, as compared to RUB 1,246 million as of December 31, 2007, are denominated in U.S. dollars. The additional future interest expense that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately RUB 27 million. For the year ended December 31, 2008, such a change would also have resulted in an estimated foreign exchange loss of approximately RUB 398 million as compared to RUB 372 million for the year ended December 31, 2007. This sensitivity analysis assumes an unfavorable 10% fluctuation in the exchange rates affecting the foreign currencies in which the indebtedness is denominated. Between January 1, 2008 and December 31, 2008, the Russian ruble has decreased by approximately 16.5% as compared to the U.S. dollar and decreased by approximately 13.3% as compared to the euro.

Item 12.    Description of Securities Other Than Equity Securities

        Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies

A.    Defaults

        Due to insufficiency of cash flow generated by GlobalTel from its operating activities to cover both its operating expenses and refinancing its indebtedness in full, GlobalTel was in default of payments to Loral and GlobalStar L.P. as of December 31, 2008 in the amount of RUB 1,906 million. The loan from Loral does not provide for any collateral. A penalty in the amount of RUB 94 million is included in the outstanding balance, which comprises RUB 298 million as of December 31, 2008. As of the date of this annual report, GlobalTel has not obtained waivers from Loral on the loan. In July 2006, Loral brought an action against GlobalTel claiming immediate repayment of the principal amount and penalties. In March 2007, the LCIA ruled in favor of Loral. In 2009, the Supreme Arbitration Court enforced the LCIA ruling and ordered GlobalTel to repay the loan and applicable penalties to Loral.

        GlobalTel is also in default in respect of payments of its vendor financing payable for 2004, 2005, 2006, 2007 and 2008 totaling RUB 1,608 million payable to GlobalStar L.P. for the purchase of three gateways and associated equipment. The vendor financing agreement provides for a pledge of all equipment received from GlobalStar L.P. under the agreement until all payments are made. The following table sets forth the amounts payable under the vendor financing and the periods payable:

Period	Millions of rubles
Payable in 2004	472
Payable in 2005	205
Payable in 2006	205
Payable in 2007	205
Payable in 2008	120

Total	1207

        GlobalTel is in default with respect to payments due in 2004, 2005, 2006, 2007 and 2008 and has not obtained a waiver from Globalstar L.P. As a result, we classified the total balance of RUB 1,207 million as current in our consolidated balance sheet as of December 31, 2008. Penalty interest in the amount of RUB 401 million has accrued for each day of delay at the rate of 10% per annum, and is included in the vendor financing payable. In 2006, Loral, which is the legal successor of Globalstar L.P., brought an action against GlobalTel demanding immediate repayment of the debt and seeking penalties. As of the date of this annual report, GlobalTel did not pay the ordered amount because it lacks the funds to do so. If we are forced to pay on GlobalTel's behalf, our management believes that such repayment by us of the defaulted vendor financing, loans and penalties ordered by a court will not have a material adverse effect on our business, financial condition and results of operations.

        As of December 31, 2006, 2007 and 2008, we were not in compliance with certain covenants in relation to a loan we obtained from Vnesheconombank and CSFB and no waiver had been obtained from the banks. Therefore, the entire loan amount was included in the current portion of long-term loans in our consolidated balance sheet as of as of December 31, 2006, 2007 and 2008. To date, we have not received notice from the banks confirming their waiver of the breach of the loan due to our non-compliance with the covenants.

        Except as set forth above, as of the date of this annual report, we are not in default on any payment of principal or interest, a sinking or purchase fund installment.

B.    Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

        As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

        As described below, nine material weaknesses were identified in our internal control over financial reporting. The Public Company Accounting Oversight Board's Auditing Standard No. 5 defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses identified, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

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

        Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 using the framework set forth in the report of the Treadway Commission's Committee of Sponsoring Organizations (COSO), "Internal Control—Integrated Framework." The scope of management's evaluation excluded RTComm.RU acquired in July 2008, as permitted in SEC Staff Guidance, Frequently Asked Question No. 3 (September 24, 2007) regarding Release No. 34-47986, "Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports" (June 5, 2003). Accordingly, management's assessment of our internal control over financial reporting does not include internal control over financial reporting of RTComm.RU, which is included in our 2008 consolidated financial statements and constituted approximately RUB 1.6 billion of our total assets and approximately RUB 2 billion of our total revenue.

        As a result of management's evaluation of our internal control over financial reporting, management identified nine material weaknesses in our internal control. These material weaknesses are described below:

  1)
  Ineffective process for documenting and applying key accounting policies and procedures

        We did not have an effective process for documenting and applying our key accounting policies and procedures. Specifically, we did not put controls in place to ensure proper accounting and/or reporting classifications of other non-current assets and inventory. Furthermore, we did not develop and implement procedures and relevant controls over subsequent events, contingent liabilities and certain revenue transactions, and did not have in place an effective process to ensure that existing accounting procedures are updated in a timely manner. Moreover, we did not consistently apply procedures with respect to disclosure of our related party transactions. This material weakness resulted in material audit adjustments to several of our significant accounts, including revenue and operating expenses.

  2)
  Lack of processes and controls to identify, capture, communicate and analyze relevant and financially significant information

        We did not have in place processes and controls to identify, capture, communicate and analyze relevant and financially significant information to and by the appropriate accounting personnel on a timely basis. This contributed to an ineffective system of internal controls over our IFRS financial statements close process and suppressed the oversight activity within the organization. In particular, relevant information was not properly provided by our sales departments, which resulted in material adjustments to revenue and operating expenses. Additionally, this material weakness resulted in material audit adjustments to several other significant accounts, including accounts receivable, allowance for doubtful trade accounts receivable, bad debt expense and property, plant and equipment.

  3)
  Lack of a comprehensive accounting and reporting system for IFRS reporting purposes

        We did not have in place a comprehensive accounting and reporting system for IFRS reporting purposes. In particular, we did not have a proper process in place necessary to appropriately apply our accounting policies for the purposes of external reporting under IFRS. Furthermore, the preparation of our IFRS financial statements was carried out by conversion of the statutory accounts using summarized data without sufficient controls over the completeness, accuracy, validity and restricted access over complex spreadsheets used for this purpose. As a result, financially significant information, such as the classification of transactions in the statement of cash flows was not analyzed, processed and reviewed properly and on a timely basis. This material weakness resulted in material audit adjustments to several of our significant accounts, including other accounts receivable, allowance for doubtful trade accounts receivable, accounts payable, other current assets, taxes payable, bad debt expense, operating expenses and other non-operating income.

  4)
  Lack of effective IT general controls

        We did not maintain effective IT general controls. Specifically, we did not put in place effective logical access and change management controls related to our billing, payroll and accounting systems. As a result, we did not have controls in place for the proper management of user accounts in our information systems, password and general security settings and the review of actions performed by users, including system administrators. Furthermore, our ineffective change management controls did not allow us to have reasonable assurance that all changes made to relevant information systems have been properly approved and tested. Moreover, we did not maintain effective controls over the testing of our back-up system to ensure data availability and integrity. This material weakness created a reasonable possibility that the application controls, which rely upon these IT general controls, are ineffective resulting in a reasonable possibility of a material misstatement of several of our significant accounts, including revenue and wages, salaries, other benefits and payroll taxes.

  5)
  Ineffective controls over our accounting for subsidiaries and associates

        We did not maintain effective controls over the accounting for our subsidiaries and associates and the related disclosures in accordance with IFRS. Specifically, we did not maintain effective controls over the preparation and timely provision of information for the IFRS financial statements by our consolidated subsidiaries and associates to the IFRS reporting department. This material weakness resulted in adjustments to several of our significant accounts, including operating expenses, accounts payable and other current assets.

  6)
  Ineffective controls over the completeness and accuracy of accounting for settlements with contractors

        We did not maintain effective controls over the completeness and accuracy of our accounting for settlements with contractors. Specifically, we did not design and put in place effective controls to ensure proper reconciliation of balances with contractors and to undertake sufficient follow-up procedures on reconciling items to ensure certain financial data in our consolidated financial statements is accurate. Moreover, we did not maintain effective controls to ensure proper off-setting of prepayments against accounts payable in accordance with certain agreement terms and did not ensure appropriate accounting for cut-off issues. This material weakness resulted in adjustments to accounts payable and accrued liabilities and operating expenses.

  7)
  Ineffective controls over the accounting for revenues and expenses under agency agreements

        We did not maintain effective processes and controls over the accounting for certain of our revenues and expenses from the provision of long-distance telecommunications services under agency agreements. We used agents to process subscriber data, prepare source documents, maintain information systems, issue bills and collect payments from our subscribers. As a result, we relied on our agents' billing systems and processes without sufficient internal controls to record and report revenues and expenses from our subscribers associated with these agents. This material weakness did not result in material adjustments to our consolidated financial statements; however, there is a reasonable possibility that due to this control deficiency a material misstatement of our consolidated financial statements related to accounts receivable and revenue will not be prevented or detected on a timely basis.

  8)
  Ineffective controls over the accounting for revenues under direct agreements with end users

        We did not design and maintain effective controls over the accounting for revenue from the provision of long-distance telecommunication services and related accounts receivable for direct agreements with end users. Specifically, we did not design and properly perform controls over the registration and processing of subscriber and commercial data and over the preparation and delivery of invoices. This material weakness did not result in material adjustments to our consolidated financial statements; however, there is a reasonable possibility that due to this control deficiency a material misstatement of our consolidated financial statements related to revenue and respective accounts receivable line items will not be prevented or detected on a timely basis.

  9)
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

        As a result of the material weaknesses described above, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2008 based on the "Internal Control—Integrated Framework" set forth in COSO.

        The independent registered public accountants, KPMG Limited, audited our consolidated financial statements included in this annual report on Form 20-F. The effectiveness of our internal controls over financial reporting has been audited by KPMG Limited as stated in their attestation report appearing below, which expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2008.

REMEDIATION ACTIVITIES AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Remediation Activities

        Management believes the measures that have been implemented to remediate the material weaknesses have had a material impact on our internal control over financial reporting since December 31, 2007, and anticipates that these measures and other ongoing enhancements will continue to have a material impact on our internal control over financial reporting in future periods. We expect our remediation efforts for each material weakness identified above to continue in fiscal years 2009 and 2010. To remediate these material weaknesses, we have adopted or will adopt the following changes:

  •
  With respect to the first and second material weaknesses described above, we are in the process of establishing additional review procedures to be performed by qualified accounting experts over our period-end financial reporting process and accounting for significant non-routine transactions and complex accounting issues. We are also in the process of improving the documentation of our significant accounting policies.

  •
  With respect to the third material weakness described above, we designed additional controls over the preparation of our consolidated financial statements using the financial reporting module within our enterprise resource planning, or ERP, system. We plan to implement and rely on these controls during the preparation of our 2009 IFRS consolidated financial statements.

  •
  With respect to the fourth material weakness described above, we are enhancing operating effectiveness of the procedures with respect to logical access and change management controls over our IT systems. In 2008, we designed our information security policies and procedures, improved operating effectiveness of physical access monitoring controls, consolidated our IT general control procedures and automated our change management process. In addition, we plan to put new controls in place and improve the operating effectiveness of existing controls in 2009 and 2010.

  •
  With respect to the fifth material weakness described above, we designed and implemented a financial statement closing process, which includes automated preparation of most of our significant consolidated subsidiaries' financial statements using our ERP system. We are currently enhancing the quality of our review of the financial statements of our consolidated subsidiaries and associates by qualified accounting personnel and our management. In addition, in 2009 we expect to design sufficient controls over the preparation and timely provision of information for purposes of preparing IFRS financial statements for our newly acquired significant subsidiary, RTComm.RU, which currently does not have an ERP system.

  •
  With respect to the sixth, eighth and ninth material weaknesses described above and based on an analysis of the control deficiencies identified by our management, we enhanced the operational effectiveness of existing controls and designed and implemented new controls for settlement with contractors, for revenues generated from and the accounts receivables related to our telecommunications services, including long-distance services to end users, rent of channels, free-phone and IP-based services and equipment maintenance. As a result, the residual risk of a material misstatement to the financial statements decreased but still exceeds the acceptable level of materiality. We are currently implementing additional procedures to enhance the operating effectiveness of existing controls and designing and implementing new controls.

  •
  With respect to the seventh material weakness described above, we optimized the structure and enhanced the effectiveness of our controls over the reconciliation of volumes of services rendered and cash collected. As a result, the residual risk of material misstatement to the financial statements decreased but still exceeds the acceptable level of materiality. We are currently implementing additional procedures to enhance the operating effectiveness of existing controls and designing and implementing new controls.

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

        In our annual report on Form 20-F for the year ended December 31, 2007, we reported the material weakness entitled Lack of strategic plans and policies and insufficient procedures and controls to identify and assess key strategic risks and their impact on financial statements by directors and management in our internal control over financial reporting that existed as of December 31, 2007.

        To remediate this material weakness, in 2008 our Board of Directors approved a development plan for 2009 to 2013. Our risk assessment procedures and operating plans are consistent with the development plan. In addition, we put in place sufficient procedures and controls to identify and assess strategic risks, and specifically those directly related to our IFRS financial reporting objectives, including accurate and timely preparation of the consolidated financial statements and related disclosures.

        In our annual report on Form 20-F for the year ended December 31, 2007, we reported the material weakness entitled Insufficient IFRS skilled accounting and finance personnel in our internal control over financial reporting that existed as of December 31, 2007.

        To remediate this material weakness, in 2008 we have executed a recruitment plan for accounting and finance personnel. As a result of the plan, as of December 31, 2008, more than half of the accounting personnel directly participating in the preparation of IFRS financial statements have IFRS accounting certification, while the remaining are in the process of getting such certification. In addition, our IFRS accounting team has been through appropriate training and now possesses the appropriate knowledge and experience regarding the complexities of our operations, transactions and internal procedures and controls.

        In our annual report on Form 20-F for the year ended December 31, 2007, we reported the material weakness entitled Ineffective controls over impairment reviews of long-lived and intangible assets, including goodwill in our internal control over financial reporting that existed as of December 31, 2007.

        To remediate this material weakness, in 2008 we formalized our procedures and controls related to the analysis of the potential impairment of long-lived and intangible assets, including goodwill, as well as other controls related to the impairment process. In addition, we implemented effective internal controls over review and approval related to the identification of cash-generating units for the purposes of an impairment analysis.

        In our annual report on Form 20-F for the year ended December 31, 2007, we reported the material weakness entitled Insufficient process and ineffective controls over the completeness and accuracy of deferred income tax balances and related disclosures in our internal control over financial reporting that existed as of December 31, 2007.

        To remediate this material weakness, in 2008 we put in place sufficient processes and effective controls over the completeness and accuracy of our deferred income tax balances, including their classification as temporary and permanent, and related disclosures in accordance with IFRS. In addition, we implemented effective controls related to the valuation of our deferred tax assets. We also enhanced the procedure for assessing tax risks and accruing respective provisions based on the results of audits by the tax authorities.

        Except as indicated above, there have not been any changes in internal control over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
OJSC Rostelecom:

        We have audited OJSC Rostelecom and its subsidiaries' (hereinafter referred to as the "Group") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Nine material weaknesses have been identified and included in management's assessment related to documentation and application of key accounting policies and procedures, identification and communication of relevant and significant information, accounting and reporting system for IFRS purposes, general controls over information technology, accounting for subsidiaries and associates, settlements with contractors, revenues and expenses under agency agreements, revenues under direct agreements with end users, and other revenues. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet, consolidated statements of income, changes in equity, and cash flows of the Group as of December 31, 2008 and for the year then ended. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated June 10, 2009, which expressed an unqualified opinion on those consolidated financial statements.

        In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        The Group acquired RTComm.RU during 2008, and management excluded from its assessment of the effectiveness of the Group's internal control over financial reporting as of December 31, 2008, RTComm.RU's internal control over financial reporting associated with total assets of approximately 1.6 billion rubles and total revenues of approximately 2 billion rubles included in the consolidated financial statements of the Group as of and for the year ended December 31, 2008. Our audit of internal control over financial reporting of the Group also excluded an evaluation of the internal control over financial reporting of RTComm.RU.

        We do not express an opinion or any other form of assurance on management's statements referring to corrective actions taken after December 31, 2008, relative to the aforementioned material weaknesses in internal control over financial reporting.

/s/ KPMG Limited

Moscow, Russia
June 10, 2009

Item 16A.    Audit committee financial expert

        The Board of Directors has determined that Ivan I. Rodionov is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Rodionov is an independent board member as defined under the NYSE Listing Standards.

Item 16B.    Code of Ethics

        On December 27, 2007, the Board of Directors adopted our Code of Ethics. A copy of the Code of Ethics is available on our corporate website at http://www.rt.ru/en/centr-invest/corporate/corp_doc/.

        The Code of Ethics was prepared with the aim of satisfying the requirements and recommendations of the NYSE and the SEC. It sets forth standards for the business conduct and ethical behavior of members of our Board of Directors, Audit Commission, officers and employees, including:

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

Item 16C.    Principal Accountant Fees and Services

Audit fees

        For professional services rendered for the audits of our financial statements and our consolidated subsidiaries for the fiscal year ended December 31, 2007, Ernst & Young billed a total of $3,085,000. This amount was net of VAT and included fees billed for audits of our financial statements and certain of our consolidated subsidiaries' financial statements prepared under both IFRS and Russian statutory accounting regulations and the reading of the information included in our annual reports.

        In 2008, KPMG became our auditor. The contract price for the 2008 audit of our and certain of our consolidated subsidiaries' financial statements prepared under IFRS, as well as our financial statements prepared under Russian statutory accounting regulations and the reading of the information included in our annual reports and review of interim financial statements amounted to RUB 78 million, net of VAT.

Audit-related fees

        For professional audit-related services rendered, Ernst & Young billed us and our consolidated subsidiaries a total of $175,568, net of VAT, in 2007. Audit-related services included the review of interim financial statements.

        Expenses related to KPMG's review of interim financial statements in 2008 were included in the total audit fees and are not set out in the contract as a separate item.

Tax fees

        None.

All other fees

        In 2008, no other services were provided by Ernst & Young. In 2007, Ernst & Young billed us and our consolidated subsidiaries a total of $300,000, net of VAT, for other services related to pre-acquisition due diligence of RTComm.RU.

Pre-approval policies and procedures

        All of the audit and audit-related services described above were pre-approved by the Audit Committee. The Audit Committee considered whether the non-audit services rendered by Ernst & Young and KPMG were compatible with maintaining its independence as auditors of our financial statements and determined that they were.

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

        As of the date of this annual report, we relied on one exemption from the independence requirements of U.S. Exchange Act Rule 10A-3 (b)(1)(ii)(B) which allows foreign private issuers to have a non-management affiliated person with only observer status serve on the Audit Committee. Yelena V. Umnova serves as a member of the Audit Committee and meets the exemption requirements set forth in U.S. Exchange Act Rule 10A-3(b)(1)(iv)(D) as she:

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

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

        We are a company organized under the laws of the Russian Federation and qualify as a foreign private issuer as such term is defined in Rule 3b-4 of the Exchange Act. In accordance with the NYSE corporate governance rules, listed companies that are foreign private issuers are permitted in some circumstances to follow home country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. In addition, foreign private issuers listed on the NYSE must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies listed on the NYSE. With regard to our corporate governance practices, these differences can be summarized as follows:

  •
  For U.S. companies, the NYSE standards require that a majority of directors be independent, as determined by the board. Russian law does not require that a majority of our directors be independent. However, the Corporate Behavior Code promulgated by the FSFM requires that 25% of our directors (and, in any case, not less than three) be independent. As of the date of this annual report, of our 11 directors, three have been determined by our Board of Directors to be independent in accordance with the independence standards set forth in Section 303A.02 of the NYSE Listed Company Manual.

  •
  For U.S. companies, the NYSE standards require that non-management directors meet at regularly scheduled executive sessions without management. Russian law does not contain such a requirement. However, our audit committee and nomination and remuneration committee are comprised of our three independent directors, who meet on a regular basis in connection with their work on these committees.

  •
  For U.S. companies, the NYSE standards require that listed companies have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors and having a written charter specifying the committee's purpose and responsibilities, as well as annual performance evaluations of the committee.

    We have a corporate governance committee which is comprised of three directors members and two members of Svyazinvest management and is primarily responsible for the convocation, preparation and holding of annual and extraordinary general meetings of shareholders, approval of and amendments to our internal document(s) setting forth rules of and approaches to disclosing information about us and submitting for review by the general meetings of shareholders proposals on approval of or making amendments to our charter and other internal documents governing operations of our governing bodies. This committee is also responsible for the oversight of compliance with ethical norms reflecting our social responsibility.

    We have a nominations and remuneration committee comprised of three independent directors. This committee functions pursuant to its charter specifying the committee's purpose, duties and responsibilities. The committee is primarily responsible for the formulation of our policy in respect of appointment of the General Director and members of the Management Board, determination of qualifications for candidates for the Board of Directors and formulation of our policy defining principles and criteria to determine compensation of members of the Board of Directors, the Audit Commission, the General Director and members of the Management Board, as well as criteria for the appraisal of their activity. This committee is also responsible for the preparation of recommendations on our personnel policy, including the employee incentive system and appraisal of activities of our management.

  •
  For U.S. companies, the NYSE standards require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions. Under Russian law, such approval from shareholders is not required, and our equity compensation plans and material revisions thereto are currently approved by the Board of Directors.

  •
  For U.S. companies, the NYSE standards require the adoption and disclosure of corporate governance guidelines addressing certain subjects. Our corporate governance guidelines are consistent with what is required under U.S. and Russian law and are set forth in our Charter, Corporate Governance Code and in the regulations on our Board of Directors and in the bylaws of our various committees.

  •
  For U.S. companies, the NYSE standards require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted and post on our website a Code of Ethics which sets forth standards for the business conduct and ethical behavior of members of our Board of Directors, Audit Commission, officers and employees.

        In accordance with the corporate governance rules of the NYSE applicable to foreign private issuers, we also disclose these differences between our corporate governance practices and those required by the NYSE of listed U.S. companies on our internet website at http://www.rt.ru/en/centr-invest/corporate/corp_doc/.

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        See pages F-1 to F-70 of our consolidated financial statements which are filed as part of this annual report.

Item 19.    Exhibits

Exhibit No	Description
1.1	Charter (Articles of Association) of Open Joint Stock Company Long-Distance and International Communications Rostelecom (restated version No. 9), approved by the General Shareholders' Meeting on June 9, 2008(6)+
1.2

Regulations on the General Shareholders' Meeting of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 3), approved by the General Shareholders' Meeting on June 1, 2009+

1.3

Regulations on the Board of Directors of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 8), approved by the General Shareholders' Meeting on June 1, 2009+

1.4

Regulations on the Management Board of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 4), approved by the General Shareholders' Meeting on June 16, 2007(5)+

1.4.1

Amendment No. 1 to Regulations on the Management Board of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 4), approved by the General Shareholders' Meeting on June 1, 2009+

1.5

Regulations on the General Director of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (restated version No. 1), approved by the General Shareholders' Meeting on June 30, 2001(1)+

1.6	Regulations on the Audit Commission of OJSC Rostelecom (restated version No. 2), approved by the General Shareholders' Meeting on June 9, 2008(6)+
2.1	Deposit Agreement, dated as of December 30, 2002, by and among, Rostelecom, JPMorgan Chase Bank (as depositary), and owners and beneficial owners of ADRs(7)
4.1	Termination Agreement, dated October 2, 2003, among Rostelecom and RTC-Leasing(3)+
4.2	Form of Agreement to Amend Financial Lease Agreement dated October 2, 2003, among Rostelecom and RTC-Leasing(3) +
4.3	Form of Agreement to Amend Financial Lease Agreement, dated December 26, 2003 among Rostelecom and RTC-Leasing(3)
4.4	Form of Agreement to Novate Obligations under the Financial Lease Agreements, dated January 29, 2004, among RTC-Leasing and Rostelecom(3)
4.5	Form of Assignment, dated February 12, 2004 among RTC-Leasing and Westelcom(3)
4.6	Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz(5) +
4.6.1	Appendix No. 1 (Form 1) to Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz(5)+
4.6.2	Appendix No. 1 (Form 2) to Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz(5)+
4.6.3	Appendix No. 2 to Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz(5) +
4.6.4	Additional Agreement No. 1, dated June 9, 2006, to Agency Agreement No. 33-06-03, dated June 9, 2006, between Rostelecom and Dalsvyaz(5)+

Exhibit No	Description
4.7	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. 1-DVF, dated August 8, 2003 between Rostelecom and Dalsvyaz(4)+
4.7.1	Additional Agreement No. 1 , dated June 9, 2006, to Network Interconnection Contract No. 1-DVF, dated August 8, 2003, between Rostelecom and Dalsvyaz(5)+
4.7.2	Additional Agreement No. 2 , dated June 9, 2006, to Network Interconnection Contract No. 1-DVF, dated August 8, 2003, between Rostelecom and Dalsvyaz(5)+
4.7.3	Additional Agreement No. 3 , dated June 9, 2006, to Network Interconnection Contract No. 1-DVF, dated August 8, 2003, between Rostelecom and Dalsvyaz(5)+
4.7.4	Additional Agreement No. 4, dated August 10, 2007, to Network Interconnection Contract No. 1-DVF, dated August 8, 2003, between Rostelecom and Dalsvyaz(5)+
4.7.5	Additional Agreement No. 5, dated February 1, 2008, to Network Interconnection Contract No. 1-DVF, dated August 8, 2003, between Rostelecom and Dalsvyaz+
4.7.6	Additional Agreement No. 6, dated October 1, 2008, to Network Interconnection Contract No. 1-DVF, dated August 8, 2003, between Rostelecom and Dalsvyaz+
4.8	Service Provision Agreement No. 753-05-23, dated January 1, 2006, between Rostelecom and Dalsvyaz(4) +
4.8.1	Additional Agreement No. 1, dated June 9, 2006, to Service Provision Agreement No. 753-05-23, dated January 1, 2006, between Rostelecom and Dalsvyaz(5)+
4.8.2	Additional Agreement No. 2, dated August 10, 2006, to Service Provision Agreement No. 753-05-23, dated January 1, 2006, between Rostelecom and Dalsvyaz(5)+
4.9	Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract No. 05-21/0155, dated October 24, 2003, between Rostelecom and VolgaTelecom(4)+
4.9.1	Additional Agreement No. 1, dated July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.2	Additional Agreement No. 2, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.3	Additional Agreement No. 3, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.4	Additional Agreement No. 4, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.5	Additional Agreement No. 5, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.6	Additional Agreement No. 6, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+

Exhibit No	Description
4.9.7	Additional Agreement No. 7, July 24, 2006, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.9.8	Additional Agreement No. 8, dated June 4, 2007, to Agreement No. 1097-05, dated December 27, 2005, on Amendments to Network Interconnection Contract between Rostelecom and VolgaTelecom(5)+
4.10	Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom(5) +
4.10.1	Appendix No. 1 (Form 1) to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom(5)+
4.10.2	Appendix No. 1 (Form 2) to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom(5)+
4.10.3	Appendix No. 2 to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom(5) +
4.10.4	Appendix No. 3 to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom(5) +
4.10.5	Appendix No. 4 to Agency Agreement No. 36-06-23, dated July 24, 2006, between Rostelecom and VolgaTelecom(5) +
4.11	Service Provision Agreement No. 1096-05 (748-05-23), dated December 27, 2005, between Rostelecom and VolgaTelecom (4)+
4.11.1	Additional Agreement No. 1 , dated July 4, 2007, to Service Provision Agreement No. 1096-05 (748-05-23), dated December 27, 2005, between Rostelecom and VolgaTelecom(5)+
4.11.2	Additional Agreement No. 2 , dated June 15, 2007, to Service Provision Agreement No. 1096-05 (748-05-23), dated December 27, 2005, between Rostelecom and VolgaTelecom+
4.12	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. 03-01-01, dated August 1, 2003, between Rostelecom and North-West Telecom(4)+
4.12.1	Additional Agreement No. 1, dated November 1, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract, between Rostelecom and North-West Telecom(5)+
4.12.2	Additional Agreement No. 3, dated November 1, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract, between Rostelecom and North-West Telecom(5)+
4.12.3	Agreement No. 2, dated October 1, 2006, on Amendments to Network Interconnection Agreement No. 03-01-01, dated August 1, 2003, between Rostelecom and North-West Telecom(6)+
4.13	Service Provision Agreement No. 03-01-1035 (747-05-23), dated January 1, 2006, between Rostelecom and North-West Telecom(4)+
4.13.1	Additional Agreement No. 1, dated August 16, 2007, to Service Provision Agreement No. 03-01-1035 (747-05-23), dated January 1, 2006, between Rostelecom and North-West Telecom(5)+

Exhibit No	Description
4.14	Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(4)+
4.14.1	Appendix No. 1 (Form 1) to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(4)+
4.14.2	Appendix No. 1 (Form 2) to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom(4)+
4.14.3	Appendix No. 2 to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom (4)+
4.14.4	Appendix No. 3 to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom (5)+
4.14.5	Appendix No. 4 to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom (5)+
4.14.6	Agreement, dated November 1, 2008, on Amendments to Agency Agreement No. 34-06-03, dated February 22, 2006, between Rostelecom and Sibirtelecom+
4.15	Agreement, dated December 28, 2005, on Amendments to Network Interconnection Contract No. 1-01, dated August 1, 2003, between Rostelecom and Sibirtelecom(4)+
4.15.1	Additional Agreement No. 1, dated March 9, 2006, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003(4)+
4.15.2	Additional Agreement No. 2, dated March 9, 2006, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003(4)+
4.15.3	Additional Agreement No. 3, dated March 9, 2006, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003(4)+
4.15.4	Additional Agreement No. 4, dated June 14, 2007, to contract on network connection between Rostelecom and Sibirtelecom No. 1-01, dated August 1, 2003(5)+
4.16	Service Provision Agreement No. 751-05-23, dated December 28, 2005, between Rostelecom and Sibirtelecom(4) +
4.16.1	Additional Agreement No. 1, dated January 1, 2006, to Service Provision Agreement No. 751-05-23, dated December 28, 2005, between Rostelecom and Sibirtelecom(4)+
4.16.2	Additional Agreement No. 2, dated July 1, 2007, to Service Provision Agreement No. 751-05-23, dated December 28, 2005, between Rostelecom and Sibirtelecom+
4.17	Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(4) +
4.17.1	Appendix No. 1 (Form 1) to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(4)+
4.17.2	Appendix No. 1 (Form 2) to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(4)+
4.17.3	Appendixes No. 2, 3, 4 to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(4)+
4.17.4	Agreement, dated June 26, 2007, on Amendments to Agency Agreement No. 213/24-206, dated March 1, 2006, between Rostelecom and Uralsvyazinform(5)+

Exhibit No	Description
4.18	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. UF/D-MRK-01/03, dated August 1, 2003, between Rostelecom and Uralsvyazinform(4)+
4.18.1	Additional Agreement No. 1a, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.2	Additional Agreement No. 2, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.3	Additional Agreement No. 3, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.4	Additional Agreement No. 4, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.5	Additional Agreement No. 5, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.6	Additional Agreement No. 6, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.7	Additional Agreement No. 7, dated March 11, 2006, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.18.8	Additional Agreement No. 8, dated March 26, 2007, to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(5)+
4.18.9	Version 2 of Appendix No. 5 to contract on network connection between Rostelecom and Uralsvyazinform, dated January 1, 2006(4)+
4.19	Service Provision Agreement No. 752-05-23, dated January 1, 2006, between Rostelecom and Uralsvyazinform(4) +
4.19.1	Additional Agreement No. 1, dated January 1, 2006, to Service Provision Agreement No. 752-05-23, dated January 1, 2006, between Rostelecom and Uralsvyazinform(4)+
4.19.2	Additional Agreement No. 2, dated January 1, 2006, to Service Provision Agreement No. 752-05-23, dated January 1, 2006, between Rostelecom and Uralsvyazinform(4)+
4.20	Agency Agreement No. 596-08-16, dated April 17, 2008, between Rostelecom and Southern Telecommunications Company(6)+
4.20.1	Additional Agreement No. 1, dated December 10, 2008, to Agency Agreement No. 596-08-16, dated April 17, 2008, between Rostelecom and Southern Telecommunications Company+
4.21	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. 1, dated August 1, 2003, between Rostelecom and Southern Telecommunications Company(4)+
4.21.1	Additional Agreement No. 1, dated June 9, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and Southern Telecommunications Company(5)+
4.21.2	Additional Agreement No. 2, dated March 20, 2007, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and Southern Telecommunications Company(5)+

Exhibit No	Description
4.22	Service Provision Agreement No. 750-05-23, dated January 1, 2006, between Rostelecom and Southern Telecommunications Company(4) +
4.22.1	Additional Agreement No. 1, dated June 9, 2006, to Service Provision Agreement No. 750-05-23, dated January 1, 2006, between Rostelecom and Southern Telecommunications Company(6)+
4.22.2	Additional Agreement No. 2, dated December 4, 2007, to Service Provision Agreement No. 750-05-23, dated January 1, 2006, between Rostelecom and Southern Telecommunications Company(6)+
4.23	Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom(5) +
4.23.1	Appendix No. 1 (Form 1) to Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom(5)+
4.23.2	Appendix No. 1 (Form 2) to Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom(5)+
4.23.3	Appendix No. 2 to Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom(5)+
4.23.4	Appendix No. 3 to Agency Agreement No. 6595/06-DO(59-06-23), dated January 1, 2006, between Rostelecom and CenterTelecom(5)+
4.24	Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract No. CF-00-00-1100, dated August 1, 2003, between Rostelecom and CenterTelecom(4)+
4.24.1	Additional Agreement No. 1, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.24.2	Additional Agreement No. 2, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.24.3	Additional Agreement No. 3, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.24.4	Additional Agreement No. 4, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.24.5	Additional Agreement No. 5, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.24.6	Additional Agreement No. 6, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.24.7	Additional Agreement No. 7, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+

Exhibit No	Description
4.24.8	Additional Agreement No. 8, dated August 25, 2006, to Agreement, dated January 1, 2006, on Amendments to Network Interconnection Contract between Rostelecom and CenterTelecom(5)+
4.25	Service Provision Agreement No. 749-05-23, dated January 1, 2006, between Rostelecom and CenterTelecom(4) +
4.25.1	Additional Agreement No. 1 to the Contract between OAO Rostelecom and OJSC CenterTelecom No. 6479/05-DÎ (749-05-23) dated January 01, 2006(5)+
4.25.2	Additional Agreement No. 2 to the Contract between OAO Rostelecom and OJSC CenterTelecom No. 6479/05-DÎ (749-05-23) dated January 01, 2006(5)+
4.26	Agency Agreement No.35-06-23, dated November 1, 2006, between Rostelecom and North-West Telecom(5) +
4.26.1	Agreement No. 1, dated February 18, 2008, on Amendments to Agency Agreement No.35-06-23, dated November 1, 2006, between Rostelecom and North-West Telecom+
8.1	List of subsidiaries of Rostelecom
11.1	The Code of Ethics of Rostelecom(6)+
12.1	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

(6)
Incorporated by reference to the annual report on Form 20-F of OJSC Rostelecom for the fiscal year ended December 31, 2007.

(7)
Incorporated herein by reference to Exhibit (a) to Form F-6 (Registration No 333-100776).

+
English translation.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OPEN JOINT STOCK COMPANY LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS ROSTELECOM
Date: June 17, 2009
	By:	/s/ ANTON YU. KOLPAKOV
		Name:	Anton Yu. Kolpakov
		Title:	General Director (CEO)
	By:	/s/ ROMAN A. FROLOV
		Name:	Roman A. Frolov
		Title:	Chief Accountant (CFO)

 OJSC ROSTELECOM

CONSOLIDATED FINANCIAL STATEMENTS
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008

INDEX

 STATEMENT OF DIRECTORS' RESPONSIBILITIES

To the Shareholders of OJSC Rostelecom

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

2.
Management believes that, in preparing the consolidated financial statements set out on pages F-9 to F-70, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that appropriate International Financial Reporting Standards as issued by the International Accounting Standards Board have been followed.

3.
The consolidated financial statements, which are based on the statutory accounting reports adjusted to comply with International Financial Reporting Standards, are hereby approved on behalf of the Board of Directors.

For and on behalf of the Board of Directors:

/s/ A.YU. KOLPAKOV
 General Director

June 10, 2009

OJSC Rostelecom
1st Tverskaya-Yamskaya, 14,
Moscow
Russian Federation

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
OJSC Rostelecom:

        We have audited the accompanying consolidated balance sheet of OJSC Rostelecom and its subsidiaries (hereinafter referred to as the "Group"), as of December 31, 2008, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 10, 2009 expressed an adverse opinion on the effectiveness of the Group's internal control over financial reporting.

/s/ KPMG Limited
Moscow, Russia
June 10, 2009

 Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of OAO Rostelecom

        We have audited the accompanying consolidated balance sheets of OAO Rostelecom, an open joint stock company, and subsidiaries, (hereinafter referred to as the "Group") as of December 31, 2007 and 2006 and the related consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ ERNST & YOUNG LLC
Moscow, Russia
June 30, 2008

OJSC Rostelecom

CONSOLIDATED BALANCE SHEETS

(In millions of Russian Rubles)

	Notes	December 31, 2008	December 31, 2007	December 31, 2006
ASSETS
Non-current assets
Property, plant and equipment	6	39,586	38,480	39,186
Goodwill and other intangible assets	7	3,875	2,745	2,795
Investments in associates	9	178	494	330
Long-term investments	10	294	11,847	5,728
Other non-current assets		49	20	71

Total non-current assets		43,982	53,586	48,110

Current assets
Inventory		459	447	564
Accounts receivable	11	10,133	8,429	8,821
Prepaid income tax		1,375	778	154
Short-term investments	12	8,762	6,920	8,496
Cash and cash equivalents	13	11,992	3,284	2,353

Total current assets		32,721	19,858	20,388

Total assets		76,703	73,444	68,498

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	14	100	100	100
Retained earnings and other reserves		59,285	56,027	50,820

Total equity attributable to equity holders of the parent		59,385	56,127	50,920

Minority interest		40	26	25

Total equity		59,425	56,153	50,945

Non-current liabilities
Borrowings, net of current portion	18	117	172	298
Finance lease payable	16	461	396	427
Accounts payable, provisions and accrued expenses	15	243	269	326
Vendor financing payable	17	—	—	362
Deferred tax liability	19	1,590	4,119	3,444

Total non-current liabilities		2,411	4,956	4,857

Current liabilities
Accounts payable, provisions and accrued expenses	15	9,495	7,445	7,372
Finance lease payable	16	103	108	78
Taxes payable		1,126	533	426
Vendor financing payable	17	1,608	1,637	1,640
Current portion of long-term borrowings	18	2,522	2,585	3,005
Short-term borrowings		13	27	175

Total current liabilities		14,867	12,335	12,696

Total liabilities		17,278	17,291	17,553

Total equity and liabilities		76,703	73,444	68,498

The notes on pages F-9 through F-70 are an integral part of these consolidated financial statements.

OJSC Rostelecom

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian Rubles unless otherwise stated)

		Year ended December 31,
	Notes	2008	2007	2006
Revenue
Telephone traffic		48,143	50,000	49,121
Rent of channels		7,710	7,725	7,116
Other revenue		10,776	6,877	5,322

Total revenue	20	66,629	64,602	61,559

Operating expenses
Wages, salaries, other benefits and payroll taxes		(9,473)	(8,763)	(7,147)
Depreciation and amortization	6, 7	(7,174)	(7,613)	(8,418)
Impairment of property, plant and equipment, goodwill and other intangible assets	6, 7	(215)	(271)	—
Charges by network operators—international		(8,706)	(7,817)	(7,304)
Charges by network operators—national		(25,743)	(27,860)	(29,355)
Administration and other costs	22	(6,948)	(6,670)	(5,553)
Taxes other than on income		(618)	(703)	(621)
Repairs and maintenance		(899)	(864)	(866)
Bad debt recovery/ (expense)	11	32	(815)	(389)
Loss on sale of property, plant and equipment		(65)	(197)	(601)

Total operating expenses		(59,809)	(61,573)	(60,254)

Operating profit		6,820	3,029	1,305

(Loss)/ income from associates		(71)	156	19
Interest expense		(268)	(238)	(133)
Interest income		1,646	907	900
Gain on sale of investments		8,670	—	52
Other non-operating income/(loss)		64	(37)	81
Foreign exchange (loss)/ gain, net		(788)	183	219

Profit before income tax		16,073	4,000	2,443

Current tax charge	19	(4,331)	(1,854)	(2,411)
Deferred tax benefit	19	440	660	1,424

Income tax expense	19	(3,891)	(1,194)	(987)

Profit after tax		12,182	2,806	1,456

Attributable to:
Equity holders of the parent		12,178	2,805	1,458
Minority interest		4	1	(2)

		Rubles	Rubles	Rubles
Earnings per share attributable to equity holders of the parent—basic and diluted (in Russian Rubles)	24	12.54	2.89	1.50

The notes on pages F-9 through F-70 are an integral part of these consolidated financial statements.

OJSC Rostelecom

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian Rubles)

		Year ended December 31,
	Notes	2008	2007	2006
Cash flows from operating activities
Profit before income tax		16,073	4,000	2,443
Adjustments to reconcile profit before tax to cash generated from operating activities:
Depreciation and amortization	6, 7	7,174	7,613	8,418
Impairment losses	6, 7	215	271	—
Bad debt (recovery)/ expense	11	(32)	815	389
Loss/ (income) from associates		71	(156)	(19)
Loss on sale of property, plant and equipment		65	197	601
Gain from sale of investments		(8,670)	—	(52)
Net interest		(1,378)	(669)	(767)
Other non-operating (income)/ loss		(64)	37	(81)
Foreign exchange loss/ (gain), net		788	(183)	(219)
Changes in net working capital:
Decrease/ (increase) in accounts receivable		448	(487)	(4,242)
(Increase)/ decrease in inventories		(8)	117	198
Increase/ (decrease) in payables and accruals		336	(116)	2,449

Cash generated from operations		15,018	11,439	9,118
Interest paid		(212)	(257)	(426)
Interest received		1,194	1,059	778
Income tax paid		(4,740)	(2,454)	(2,049)

Net cash provided by operating activities		11,260	9,787	7,421

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(7,640)	(7,157)	(7,177)
Proceeds from sale of property, plant and equipment		316	231	414
Purchase of available-for-sale investments		—	(570)	—
Purchase of financial assets, other than available-for-sale investments		(12,515)	(20,279)	(14,594)
Proceeds from sale of available-for-sale investments, net of direct costs		11,385	38	67
Proceeds from sale of investment other than available-for-sale, net of direct costs		10,882	21,518	18,218
Dividends received from associates		20	4	97
Purchase of subsidiaries, net of cash acquired		(1,454)	—	(1,481)
Purchase of minority interest	8	—	(25)	—

Net cash provided by/ (used in) investing activities		994	(6,240)	(4,456)

Cash flows from financing activities
Drawdown of interest bearing loans		460	415	898
Repayment of interest bearing loans and loan facilities		(1,218)	(927)	(1,297)
Repayment of lease obligations		(154)	(105)	(55)
Repayment of vendor financing payable		(410)	(362)	(711)
Dividends paid to equity holders of the parent, net of tax		(2,128)	(1,630)	(1,839)

Net cash used in financing activities		(3,450)	(2,609)	(3,004)

Effect of exchange rate changes on cash and cash equivalents		(96)	(7)	(6)

Net increase/(decrease) in cash and cash equivalents		8,708	931	(45)
Cash and cash equivalents at beginning of year		3,284	2,353	2,398

Cash and cash equivalents at the end of year		11,992	3,284	2,353

Non-monetary transactions:
Non-cash additions to property, plant and equipment and intangible assets		216	49	962

The notes on pages F-9 through F-70 are an integral part of these consolidated financial statements.

OJSC Rostelecom

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Russian Rubles)

		Attributable to equity holders of the parent
	Note	Share capital	Unrealized gain/(loss) on available-for-sale investments	Asset revaluation surplus on acquisitions	Retained earnings	Total	Minority interest	Total equity
Balances at December 31, 2005		100	888	—	48,709	49,697	—	49,697
Acquisition of minority interest		—	—	—	—	—	27	27
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	1,806	—	—	1,806	—	1,806

Total income and expense for the period recognized directly in equity		—	1,806	—	—	1,806	—	1,806
Profit for the period		—	—	—	1,458	1,458	(2)	1,456

Total income and expense		—	1,806	—	1,458	3,264	(2)	3,262
Dividends	14	—	—	—	(2,041)	(2,041)	—	(2,041)

Balances at December 31, 2006		100	2,694	—	48,126	50,920	25	50,945
Acquisition of minority interest		—	—	—	(25)	(25)	—	(25)
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	4,223	—	—	4,223	—	4,223

Total income and expense for the period recognized directly in equity		—	4,223	—	(25)	4,198	—	4,198
Profit for the period		—	—	—	2,805	2,805	1	2,806

Total income and expense		—	4,223	—	2,780	7,003	1	7,004
Dividends	14	—	—	—	(1,796)	(1,796)	—	(1,796)

Balances at December 31, 2007		100	6,917	—	49,110	56,127	26	56,153
Acquisition of subsidiaries		—	—	258	—	258	10	268
Available-for-sale investments
Valuation loss on available-for-sale investments, net of tax		—	(386)	—	—	(386)	—	(386)
Transferred to profit on sale			(6,436)	—	—	(6,436)	—	(6,436)

Total income and expense for the period recognized directly in equity		—	(6,822)	258	—	(6,564)	10	(6,554)
Profit for the period		—	—	—	12,178	12,178	4	12,182

Total income and expense		—	(6,822)	258	12,178	5,614	14	5,628
Dividends	14	—	—	—	(2,356)	(2,356)	—	(2,356)

Balances at December 31, 2008		100	95	258	58,932	59,385	40	59,425

The notes on pages F-9 through F-70 are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008

1. REPORTING ENTITY

        These consolidated financial statements are presented by OJSC Rostelecom ("Rostelecom" or the "Company"), and its subsidiaries (together the "Group"), which are incorporated in the Russian Federation ("Russia"). The principal activity of the Group is the provision of long-distance domestic and international telecommunication services to the Government, businesses and individuals of Russia. The Group operates the main intercity network and the international telecommunications gateways of the Russian Federation, carrying traffic that originates in other national and international operators' networks to other national and international operators for termination.

        The Company's headquarters are located in Moscow at 1st Tverskaya-Yamskaya Street, 14, Russia.

        These consolidated financial statements incorporate the results of operations of the Company and its subsidiaries, as detailed in Note 8.

        Rostelecom was established as an open joint stock company on September 23, 1993 in accordance with the Directive of the State Committee on the Management of State Property of Russia No. 1507-r, dated August 27, 1993. As of December 31, 2008, the Government of the Russian Federation controls OJSC Svyazinvest ("Svyazinvest"), the parent company of Rostelecom, by virtue of 75% less one share direct holding. Svyazinvest holds 50.67% of the voting shares in Rostelecom.

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

        The consolidated financial statements have been prepared using the historical cost convention, except for restatement of property, plant, equipment and share capital for the effects of inflation up to December 31, 2002, and measurement of available-for-sale investments at fair value and some other items when IFRS requires accounting treatment other than historical cost accounting (refer to Note 4). The functional currency of the Company and each of its subsidiaries and the reporting currency for these consolidated financial statements is the Russian Ruble. All financial information presented in Russian Rubles has been rounded to the nearest million, unless otherwise stated.

3. OPERATING ENVIRONMENT OF THE GROUP

General

        The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. In addition, the recent contraction in the capital and credit markets has further increased the level of

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

3. OPERATING ENVIRONMENT OF THE GROUP (Continued)

economic uncertainty in the environment. The consolidated statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

Inflation

        The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

For the year ended December 31,	Annual inflation
2008	13.3%
2007	11.9%
2006	9.0%

    Source: Federal Service of Public Statistics

4. PRINCIPAL ACCOUNTING POLICIES

        Set out below are the principal accounting policies used to prepare these consolidated financial statements:

Changes in Accounting Policies

        The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted those new/revised standards and interpretations mandatory for financial years beginning on or after January 1, 2008. The changes in accounting policies result from adoption of the following new or revised standards and interpretations:

  •
  IFRIC No. 11 "IFRS 2—Group and Treasury Shares Transactions";

  •
  IFRIC No. 12 "Service Concession Arrangements";

  •
  IFRIC No. 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction".

        The adoption of Interpretations issued by the International Financial Reporting Interpretations Committee did not have material impact on the Group's results of operations, financial position and cash flows.

Significant Accounting Judgments and Estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the recoverability and depreciable lives of property, plant and equipment, fair values of assets and liabilities acquired in business

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

combinations, post employment benefits, allowance for doubtful accounts, and deferred taxation. Actual results could differ from these estimates.

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

        In March 2006 the Company formalized a plan to gradually discontinue using analog trunk lines and equipment beginning from January 2006 and through the end of 2010. The Company has accordingly revised its estimate of the remaining period of use of the analog lines and equipment prospectively effective January 1, 2006. The net effect of change in useful lives of analog trunk lines for the year ended December 31, 2008 was to increase depreciation by 164 (2007: 243, 2006: 1,393). The change in useful lives is expected to result in a decrease of depreciation for the year ended December 31, 2009 by 63. Management believes this difference will be decreasing in subsequent years.

Fair Values of Assets and Liabilities Acquired in Business Combinations

        The Group is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions.

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

Post-Employment Benefits

        The Group uses actuarial valuation methods for measurement of the present value of defined post-employment benefit obligations and related current service cost (refer to Note 23). This involves the use of demographic assumptions about the future characteristics of current and former employees who are eligible for benefits (mortality, both during and after employment, rates of employee turnover, etc.) as well as financial assumptions (discount rate, future salary and benefit levels, etc.).

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

Allowances

        The Group makes allowances for doubtful accounts receivable. Significant judgment is used to estimate doubtful accounts. In estimating doubtful accounts historical and anticipated customer performance are considered. Changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in the consolidated financial statements. As of December 31, 2008, 2007 and 2006, allowances for doubtful accounts have been created in the amount of 2,042, 2,187 and 1,594, respectively (refer to Note 11).

Goodwill

        The Group determines whether goodwill is impaired on an annual basis. This requires an estimation of the value in use of the cash-generating unit(s) to which goodwill is allocated. Estimating the value in use requires the Group to make an estimate of expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate present value of those cash flows. As at the balance sheet date the Group estimated the value in use of cash-generating unit CJSC Globus Telecom to be lower than the carrying amount of respective net assets including goodwill. The carrying amount of consolidated goodwill as of December 31, 2008 is 1,118 (refer to Note 7).

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

Principles of consolidation

        The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31 each year.

        A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50% of the voting share capital of the entity. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

        The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

        Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. Losses in excess of minority interest are allocated to the Group.

        Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20% and 50% of the voting ownership interest or by power to participate in the financial and operating policy decisions of associates. The Group's share of the net income or losses of associates is included in the consolidated statements of income, the Group's share of movement in reserves is recognized in equity and the Group's share of the net assets of associates is included in the consolidated balance sheets.

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

        Goodwill is not amortized. Instead, it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date allocated to each of the cash-generating units or groups of cash-generating units expected to benefit from the combination's synergies, irrespective of whether other assets and liabilities of the Group are assigned to those units or group of units. Each unit or group of units to which goodwill is so allocated:

  •
  Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

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

        Acquisitions of minority interests are accounted for using the entity concept method, whereby the difference between the consideration paid and the carrying value of net assets attributable to minority interests acquired is recognized directly in equity by charging or crediting retained earnings.

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

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Number of years
Buildings and site services	10 - 50
Cable and transmission devices:
• Channels	10 - 40
• Cable	30 - 40
• Radio and fixed link transmission equipment	8 - 20
• Telephone exchanges	15
Other	5 - 10

        The useful life of assets encompasses the entire time they are available for use, regardless of whether during that time they are in use or idle. The useful lives and residual value of assets and methods are reviewed at each balance sheet date or more frequently if events occur that suggest a change is necessary and, if expectations differ from previous estimates, the changes are accounted for prospectively. Depreciation of an asset ceases at the earlier of the date the asset is classified as held for sale and the date the asset is derecognized.

        At each balance sheet date or more frequently if events occur that suggest a change is necessary, an assessment is made as to whether there is any indication that the Group's assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as a loss in the statement of income. Any subsequent increase in the recoverable amount of the assets is reversed when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. Increase of the recoverable amount is limited to the lower of its recoverable amount and carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. The recoverable amount is determined as the higher of the assets' fair value less cost to sell, or value in use. The value in use of the asset is estimated based on forecast of future cash inflows and outflows to be derived from continued use of the asset and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate. Based on management's analysis there were indicators of impairment of property, plant and equipment as of December 31, 2008 (refer to Note 6).

        The determination of impairment of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunication industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method, which incorporates reasonable

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

market participant assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or group of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Methods used to determine the value in use include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

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

        Indefeasible Rights of Use (IRU) represent the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset's economic life. Such assets are included in property, plant and equipment in the consolidated balance sheet. They are depreciated over the shorter of the expected period of use and the life of the contract.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

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

Inventory

        Inventory principally consists of fuel and spare parts for the network. Inventory is stated at the lower of cost incurred in bringing each item to its present location and condition and its net realizable value. Cost is calculated on a first-in first-out basis. Items used in the construction of new plant and equipment are capitalized as part of the related asset. Net realizable value is determined with respect to current market prices less expected costs to dispose. Inventory used in the maintenance of equipment is charged to operating costs as utilized and included in repair and maintenance and other costs in the consolidated statements of income.

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

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

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

        Financial assets and liabilities at fair value through profit and loss are financial assets or liabilities, which are either classified as held for trading or derivatives or are designated by the Group as at fair value through profit or loss upon initial recognition. Financial assets are classified as held for trading if they are acquired for the purposes of selling in the near term. Gains and losses on investments held for trading are recognized in income.

        All financial liabilities are carried at amortized cost using effective interest method, except for derivative financial liabilities which are carried at their fair values.

        Transactions with financial instruments are recognized using settlement date accounting. Assets are recognized on the day they are transferred to the Group and derecognized on the day that they are transferred by the Group.

        All other investments not classified in any of the two preceding categories are classified as available-for-sale. After initial recognition, available-for-sale investments are measured at fair value with gains and losses being recognized as a separate component of equity until the investment is derecognized at which time the cumulative gain or loss previously reported in equity is included in the determination of net income. At each balance sheet date or more frequently if events occur that suggest a change is necessary, an assessment is made as to whether there is any indication that the Group's investments may be impaired. The fair value of investments that are actively traded in organized markets is determined by reference to the quoted market bid price at the close of business on the balance sheet day. For investment where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; references to current market value of other instruments which is substantially the same; discounted cash flow analysis or other valuation models.

        Interest income from investments is accrued during the period in which it is earned.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        The Group invests temporarily available funds in bills of exchange issued by various Russian companies maturing within 12 months after the balance sheet date or with no fixed maturity, which the Group plans to sell during the next year.

Borrowings

        Borrowings are initially recognized at fair value less directly attributable transaction costs, and have not been designated 'as at fair value through profit or loss'. In subsequent periods, borrowings are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

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

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

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

Provisions

        Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in Other non-operating income or loss or capitalized in an asset if it is required by IFRS.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

Employee benefits

        The Group operates a defined benefit pension scheme which requires one-off contributions, representing net present value of future monthly payments to employees, to be made by the Group to a separately administered pension fund upon employees' dismissal. A participating employee with fifteen or more years of service in the telecommunication industry is eligible for the pension provided dismissal is accepted within one month after the statutory retirement age. The pension fund is liable for payments to the retired employees. Under the scheme benefits payable are indexed periodically. Actuarial gains and losses are recognized in the statements of income immediately.

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

Foreign currency transactions

        Transactions denominated in foreign currencies are translated into Rubles at the exchange rate as of the transaction date. Foreign currency monetary assets and liabilities are translated into Rubles at the exchange rate as of the balance sheet date. Exchange differences arising on the settlement of

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

monetary items, or on reporting the Group's monetary items at rates different from those at which they were initially recorded in the period, or reported in previous financial statements, are recorded as foreign currency exchange gains or losses in the period in which they arise.

        As at December 31, 2008, 2007 and 2006, the rates of exchange used for translating foreign currency balances were (in Russian Rubles for one unit of foreign currency):

	2008	2007	2006
US Dollar (USD)	29.38	24.55	26.33
Japanese Yen (100)	32.58	21.84	22.16
Special Drawing Rights (SDR)	45.73	38.75	39.58
EURO (EUR)	41.44	35.93	34.70

    Source: the Central Bank of Russia

        At the date these financial statements were authorized for issue at June 10, 2009 USD equals to 31.26, Japanese Yen equals to 31.86, SDR equals to 47.79, EUR equals to 43.49 Russian Rubles, respectively.

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

        The excess, and any further losses applicable to the minority, are charged against the majority interest, except to the extent that the minority has a binding obligation to, and is able to, compensate for the losses. If the subsidiary subsequently reports profits, the majority interest holder is allocated all such profits until the minority's interest holder share of losses previously absorbed by the majority has been recovered. If a subsidiary or an associate has outstanding cumulative preferred shares, which are held outside the Group, the Company computes its share of profits or losses after adjusting for the preferred dividends, whether or not the dividends have been declared.

        The difference between consideration paid and the carrying values of net assets attributable to minority interests acquired was recognized directly in equity.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

Earnings per share

        IAS 33, as revised, requires the application of the "two-class method" to determine earnings applicable to ordinary shareholders, the amount of which is used as a numerator to calculate earnings per ordinary share. The application of the "two-class method" requires that the profit or loss after deducting preferred dividends is allocated to ordinary shares and other participating equity instruments to the extent that each instrument shares in earnings as if all of the profit or loss for the period had been distributed. The total profit or loss allocated to each class of equity instrument is determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

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

IFRSs and IFRIC Interpretations not yet effective

        The Group has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

  •
  IAS No. 1 "Presentation of Financial Statements (Revised)";

  •
  IAS No. 23 "Borrowing Costs (Revised)";

  •
  IAS No. 27 "Consolidated and Separate Financial Statements (Revised)";

  •
  IAS No. 32 "Financial Instruments: Presentation (Revised)";

  •
  IAS No. 39 "Financial Instruments: Recognition and Measurement (Revised)";

  •
  IFRS No.1 "First-time adoption of International Financial Reporting Standards (Revised);

  •
  IFRS No. 2 "Share-based Payment (Revised)";

  •
  IFRS No. 3 "Business Combinations (Revised)";

  •
  IFRS No. 8 "Operating Segments";

  •
  IFRIC No. 13 "Customer Loyalty Programmes";

  •
  IFRIC No. 15 "Agreements for the Construction of Real Estate";

  •
  IFRIC No. 16 "Hedges of a Net Investment in a Foreign Operation";

  •
  IFRIC No. 17 "Distributions of Non-cash Assets to Owners";

  •
  IFRIC No 18 "Transfers of Assets from Customers";

  •
  Improvements to International Financial Reporting Standards 2008.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        The revised IAS 1 Presentation of Financial Statements is effective for annual periods beginning on or after January 1, 2009. The changes require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. The revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). The Group is still evaluating whether it will have one or two statements.

        One more amendment to IAS 1 requires disclosure of certain information relating to puttable financial instruments classified as equity. The Group does not expect this amendment to impact the financial statements of the Group.

        The principal change to IAS 23 Borrowing Costs is to eliminate the previously available option to recognize all borrowing costs as expense when incurred and will have no impact on the Group's financial statements because it has always been the Group's accounting policy to capitalize borrowing costs incurred on qualifying assets. The provisions of revised IAS 23 Borrowing Costs are effective for financial statements covering periods beginning on or after January 1, 2009.

        Revised IAS 27 was issued in January 2008 and becomes effective on or after July 2009. It requires that a change in ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as loss of control of a subsidiary. The changes introduced by IAS 27 must be applied prospectively and will affect future acquisitions and transactions with minority interests.

        Amendment to IAS 32 becomes effective for annual periods beginning on or after January 1, 2009. It requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The Group does not expect this amendment to impact the financial statements of the Group.

        Amendment to IAS 39 Financial Instruments: Recognition and Measurement—Eligible Hedged Items clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations. The amendment, which becomes mandatory for the Group's 2010 consolidated financial statements, with retrospective application required, is not expected to have any impact on the consolidated financial statements of the Group.

        Amendments to IFRS 1 First-time adoption of International Financial Reporting Standards will come into effect on July 1, 2009. There is no effect on the consolidated financial statements as a result of the adoption of the standard.

        Amendments to IFRS 2 Share-based Payment—Vesting conditions and cancellations clarify the definition of vesting conditions, introduce the concept of non-vesting conditions, require non-vesting conditions to be reflected in grant-date fair value and provide the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2 will become mandatory for the Group's 2009 consolidated financial statements, with retrospective application. There is no effect on the consolidated financial statements, as the Group has no share-based payment transactions.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

        IFRS 3 Business Combinations introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. The changes introduced by IFRS 3 will be effective for financial years beginning on or after July 1, 2009. They must be applied prospectively and will affect future acquisitions and transactions with minority interests.

        IFRS 8 Operating Segments requires disclosure of information about the Group's operating segments and replaces the requirements to determine primary (business) and secondary (geographical) reporting segments of the Group. The Standard is effective for periods beginning on or after January 1, 2009. The Group is in the process of determining the effect of adoption of the Standard on the Group's results of operations and financial position.

        IFRIC 13 Customer Loyalty Programmes was issued in June 2007 and became effective for annual periods beginning on or after July 1, 2008. This Interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. The Group is now considering whether their arrangements with customers include terms which potentially may be subject to the requirements of this Interpretation. The adoption of the Interpretation may lead to deferral of some revenues. The Group is in the process of determining the effect of adoption of the Interpretation on the Group's results of operations and financial position.

        IFRIC 15 Agreements for the Construction of Real Estate provides some limited additional guidance on the distinction between 'construction contracts' (falling within the scope of IAS 11) and other agreements for the construction of real estate (falling within the scope of IAS 18). Agreements involving the construction of real estate will need to be examined carefully to determine whether they should be accounted for in accordance with IAS 11 or IAS 18. IFRIC 15 is effective for annual periods beginning on or after January 1, 2009. The Group does not expect this Interpretation to impact the financial statements of the Group.

        IFRIC 16 Hedges of a Net Investment in a Foreign Operation becomes effective for annual periods beginning on or after October 1, 2008. This Interpretation provides guidance on net investment hedging regarding risks and amounts qualified for hedge accounting. The Group doesn't expect this Interpretation will have material effect on the Group's financial statements.

        IFRIC 17 Distributions of Non-cash Assets to Owners was issued in November 2008 and becomes effective for annual periods beginning on or after July 1, 2009. The Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders. IFRIC 17 follows the principle that an entity should recognize a liability at the point when the dividend is appropriately authorized, the liability should be measured at the fair value of the non-cash assets to be distributed and the difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable, if any, should be recognized in profit and loss. The Group does not expect this Interpretation to impact the financial statements of the Group.

        IFRIC 18 Transfers of Assets from Customers was issued to address divergent practice in the accounting by recipients for transfers of property, plant and equipment from 'customers'. The

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

4. PRINCIPAL ACCOUNTING POLICIES (Continued)

Interpretation concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognize the asset at its fair value on the date of the transfer, with the credit recognized as revenue in accordance with IAS 18 Revenue. The Interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. The Group doesn't expect this Interpretation will have material effect on the Group's financial statements.

        On May 22, 2008, the International Accounting Standards Board (IASB) issued its latest Standard, titled Improvements to International Financial Reporting Standards 2008. This is the first Standard published under the IASB's annual improvements process, which is intended to deal with non-urgent, minor amendments to Standards. The Standard includes 35 amendments, and is split into two parts:

  •
  Part I—amendments that result in accounting changes for presentation, recognition or measurement purposes and

  •
  Part II—amendments that are terminology or editorial changes only, which the Board expects to have no or minimal effect on accounting.

        The Group evaluated the effect of adoption of the Standard on the Group's results of operations and financial position and concluded than its adoption will not have material impact.

5. BUSINESS COMBINATIONS

OJSC RTComm.RU

        In March 2008, the Group's Board of Directors authorized the purchase of an additional 68.4% equity interest in OJSC RTComm.RU from CJSC Sinterra, a non-related party.

        Control was passed to the Group on July 1, 2008. The Group's share in RTComm.RU before the acquisition was 31.1%. RTComm.RU is one of the leading companies in the Russian telecommunication market, providing Internet access services to enterprises and individuals. The purchase of RTComm.RU was aimed to increase the diversification of activities of the Group. The cost of the additional investment amounted to 1,560, including costs directly attributable to the acquisition of 15 and was settled in cash.

        OJSC RTComm.RU has three subsidiaries: CJSC RTComm-Sibir, LLC Bashrtcomm, LLC RTComm-Yug.

        The Group accounted for the acquisition of RTComm.RU by applying the purchase method, in accordance with provisions of IFRS 3 Business combinations.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

5. BUSINESS COMBINATIONS (Continued)

        The results of operations and financial position of RTComm.RU were consolidated by the Group starting from July 1, 2008. The following table summarizes the fair values of identifiable net assets of RTComm.RU acquired as at the acquisition date:

	Pre-acquisition carrying amounts on a comparable IFRS basis	Fair value adjustments	Recognized fair values on acquisition
Property, plant and equipment	669	128	797
Intangible assets
Trademark	—	76	76
Contract-based intangible assets	—	298	298
Customer list	—	424	424
Computer software	46	(5)	41
Other	—	3	3
Inventories	5	(1)	4
Trade and other receivables	849	(12)	837
Cash and cash equivalents	113	—	113
Other current assets	524	(8)	516
Deferred tax liabilities	98	(265)	(167)
Short-term debt	(122)	—	(122)
Accounts payable and accrued liabilities	(1,414)	188	(1,226)
Other current liabilities	(16)	—	(16)

Fair value of net assets	752	826	1,578

Less: minority interest (0.49%)			(10)
Less: fair value of previously acquired 31.1% share			(490)

Group's share of the fair value of net assets acquired (68.4%)			1,078
Consideration paid			1,560

Goodwill			482

        The Group's share of the identifiable assets, liabilities and contingent liabilities acquired in previous transactions was revalued, with the adjustment of 258 recognized directly in equity.

        From the date of acquisition until December 31, 2008, OJSC RTComm.RU has contributed 15 to the increase of the net profit of the Group for 2008. If the combination had taken place at the beginning of 2008, the profit of the Group would have been 11,921 and revenue would have been 68,883.

CJSC Globus-Telecom

        On April 3, 2006, the Group in a linked transaction acquired 95% of the shares of CJSC Globus-Telecom, of which 60% was acquired from CJSC Alsean-N for 666, 15% was acquired from OJSC RTC-Leasing for 155 and 20% was acquired through the purchase of 100% of the shares in LLC

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

5. BUSINESS COMBINATIONS (Continued)

Telecomcenter for 281. Costs directly attributable to the business combination amounted to 21 and consisted of payments for legal and consulting services. The main activity of CJSC Globus-Telecom is the provision of telecommunication services, including provision of local telecommunication services, data transmission services, rent of channels, to governmental, corporate and individual customers in Moscow and other regions throughout Russia. The purchase of CJSC Globus-Telecom was aimed to strengthen the competitive position of the Group in the retail market by increasing its share of the Moscow corporate market and expanding the range of services provided to end-customers.

        The results of operations and financial position of CJSC Globus-Telecom were consolidated by the Group beginning from April 3, 2006. The following table summarizes the fair values of identifiable net assets of CJSC Globus-Telecom acquired as at the acquisition date:

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

        The disclosure of carrying amounts of assets, liabilities and contingent liabilities of CJSC Globus-Telecom in accordance with IFRS, immediately before the business combination, is impracticable as CJSC Globus-Telecom had not been an IFRS reporter.

        From the date of acquisition until December 31, 2006, CJSC Globus-Telecom has contributed 6 to the increase of the net profit of the Group for 2006. If the combination had taken place at the beginning of 2006, the profit of the Group would have been 1,447 and revenue would have been 61,652.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

5. BUSINESS COMBINATIONS (Continued)

CJSC Zebra Telecom

        On June 13, 2006, the Group acquired 100% of the shares of CJSC Zebra Telecom from Starford Investments Company Ltd., an unrelated party, for 374 in cash. The main activity of CJSC Zebra Telecom is the provision of local telecommunication services and Internet services mostly in Moscow to individual customers. The purchase of CJSC Zebra Telecom was aimed to increase diversification of activities of the Group and to develop the activities related to sale of prepaid telephone cards.

        The results of operations and financial position of CJSC Zebra Telecom were consolidated by the Group beginning from June 13, 2006. The following table summarizes the fair values of net assets acquired as at the acquisition date:

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

        The disclosure of carrying amounts of assets, liabilities and contingent liabilities of CJSC Zebra Telecom in accordance with IFRS, immediately before the business combination, is impracticable as CJSC Zebra Telecom had not been an IFRS reporter.

        From the date of obtaining control until December 31, 2006 CJSC Zebra Telecom has contributed 13 to the decrease of the net profit of the Group for 2006. If the control was obtained at the beginning of the year, the profit of the Group would have been 1,417 and revenue would have been 61,741.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

6. PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2008, 2007, and 2006 was as follows:

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2008	24,108	96,908	24,889	9,486	155,391
Additions	—	—	341	7,490	7,831
Acquisition through business combination	43	589	72	93	797
Disposals	(966)	(11,160)	(1,691)	(353)	(14,170)
Transfer	579	3,653	2,237	(6,469)	—
Reclassification	15	(198)	183	—	—

At December 31, 2008	23,779	89,792	26,031	10,247	149,849

Accumulated Depreciation and Impairment Losses
At January 1, 2008	(19,002)	(79,607)	(18,189)	(113)	(116,911)
Depreciation expense	(984)	(3,693)	(2,091)	—	(6,768)
Impairment losses	(3)	(57)	(65)	—	(125)
Disposals	888	11,013	1,627	13	13,541
Reclassification	(8)	60	(52)	—	—

At December 31, 2008	(19,109)	(72,284)	(18,770)	(100)	(110,263)

Net book value at December 31, 2008	4,670	17,508	7,261	10,147	39,586

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2007	24,329	103,039	25,129	8,293	160,790
Additions	—	—	—	7,144	7,144
Disposals	(1,070)	(9,782)	(1,620)	(71)	(12,543)
Transfer	489	3,708	1,683	(5,880)	—
Reclassification	360	(57)	(303)	—	—

At December 31, 2007	24,108	96,908	24,889	9,486	155,391

Accumulated Depreciation and Impairment Losses
At January 1, 2007	(18,767)	(85,265)	(17,436)	(136)	(121,604)
Depreciation expense	(1,197)	(4,007)	(2,150)	—	(7,354)
Disposals	967	9,640	1,417	23	12,047
Reclassification	(5)	25	(20)	—	—

At December 31, 2007	(19,002)	(79,607)	(18,189)	(113)	(116,911)

Net book value at December 31, 2007	5,106	17,301	6,700	9,373	38,480

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2006	26,143	112,816	24,307	6,789	170,055
Additions	—	—	—	7,706	7,706
Acquisition through business combination	—	157	31	25	213
Disposals	(2,022)	(13,313)	(1,801)	(48)	(17,184)
Transfer	208	3,379	2,592	(6,179)	—

At December 31, 2006	24,329	103,039	25,129	8,293	160,790

Accumulated Depreciation and Impairment Losses
At January 1, 2006	(18,449)	(93,659)	(17,183)	(136)	(129,427)
Depreciation expense	(1,805)	(4,674)	(1,919)	—	(8,398)
Disposals	1,487	13,068	1,666	—	16,221

At December 31, 2006	(18,767)	(85,265)	(17,436)	(136)	(121,604)

Net book value at December 31, 2006	5,562	17,774	7,693	8,157	39,186

        As of December 31, 2008, the balance of construction in progress includes advances given to suppliers of property, plant and equipment in the amount of 3,050 (2007: 4,278, 2006: 2,508).

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

        As of December 31, 2008, the cost of fully depreciated property, plant and equipment was 64,005 (2007: 69,222, 2006: 68,212).

Interest capitalization

        Interest amounting to 159, 239 and 273 was capitalized in property, plant and equipment for the years ended December 31, 2008, 2007 and 2006, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 7.7%, 9.1% and 7.8%, respectively.

Pledged property, plant and equipment

        Property, plant and equipment with a carrying value of 1,610, 2,097 and 3,240 was pledged in relation to loan agreements entered into by the Group as of December 31, 2008, 2007 and 2006, respectively. Included in pledged property, plant and equipment as of December 31, 2008, 2007 and 2006 is also the Satellite Gateway equipment with a carrying value of nil, 102 and 154, respectively, pledged in connection with vendor financing received from Globalstar L.P. (minority shareholder of CJSC GlobalTel). Currently, CJSC GlobalTel is in default on this vendor financing (refer to Note 17).

Impairment of property, plant and equipment

        Management believes that the capital and credit crisis and the world economic decline is an indicator for probable deterioration of performance of the Group and therefore performed an assessment of the impact of such events on its business and result of operations.

        The recoverable amount of the assets that were assessed for impairment was based on value in use and was determined at the cash-generating unit level. The cash generating units of the Group consist of:

  •
  OJSC Rostelecom including its subsidiary CJSC Westelcom, CJSC Zebra Telecom and CJSC RTComm.RU;

  •
  CJSC Globus Telecom;

  •
  CJSC MC NTT;

  •
  CJSC Global Tel.

        In determining value in use for the cash-generating unit, the cash flows were based on cash flow projections from financial budgets and forecasts approved by senior management for the period from 2009 to 2013 and discounted at rates ranging from 18.17% to 20.60% on a pre-tax basis. Cash flows beyond the 5-year period were extrapolated using growth rate ranging from 2% to 3%.

        As a result of impairment testing, the value in use of cash generating unit CJSC Global Tel appears to be lower than its carrying amount by 149, of which 125 was allocated to property, plant and equipment and 24 to intangible assets.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

7. GOODWILL AND OTHER INTANGIBLE ASSETS

        The net book value of other intangible assets as of December 31, 2008, 2007 and 2006 was as follows:

	Goodwill	Number capacity	Trademarks	Computer software	Customer list	Contract- based intangible assets	Other	Total
Cost
At January 1, 2008	948	354	197	1,435	—	—	370	3,304
Additions	—	17	—	357	—	—	76	450
Acquisition through business combination	482	—	76	41	424	298	3	1,324
Disposals	—	—	—	(147)	—	—	(1)	(148)
Reclassification	—	—	—	—	147	—	(147)	—

At December 31, 2008	1,430	371	273	1,686	571	298	301	4,930

Accumulated Amortization and Impairment Losses
At January 1, 2008	(246)	—	(34)	(264)	—	—	(15)	(559)
Amortization expense	—	—	(5)	(343)	(38)	(16)	(4)	(406)
Impairment losses	(66)	—	—	(24)	—	—	—	(90)
Reclassification	—	—	—	—	(13)	—	13	—

At December 31, 2008	(312)	—	(39)	(631)	(51)	(16)	(6)	(1,055)

Net book value at December 31, 2008	1,118	371	234	1,055	520	282	295	3,875

	Goodwill	Number capacity	Trademarks	Computer software	Other	Total
Cost
At January 1, 2007	948	353	197	1,176	150	2,824
Additions	—	1	—	259	220	480

At December 31, 2007	948	354	197	1,435	370	3,304

Accumulated Amortization and Impairment Losses
At January 1, 2007	(9)	—	—	(13)	(7)	(29)
Amortization expense	—	—	—	(251)	(8)	(259)
Impairment losses	(237)	—	(34)	—	—	(271)

At December 31, 2007	(246)	—	(34)	(264)	(15)	(559)

Net book value at December 31, 2007	702	354	163	1,171	355	2,745

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

7. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

	Goodwill	Number capacity	Trademarks	Computer software	Other	Total
Cost
At January 1, 2006	9	—	—	—	—	9
Additions	—	26	—	1,145	—	1,171
Acquisition through business combination	939	327	197	31	150	1,644

At December 31, 2006	948	353	197	1,176	150	2,824

Accumulated Amortization
At January 1, 2006	(9)	—	—	—	—	(9)
Amortization expense	—	—	—	(13)	(7)	(20)

At December 31, 2006	(9)	—	—	(13)	(7)	(29)

Net book value at December 31, 2006	939	353	197	1,163	143	2,795

        The intangible assets recognized separately as a result of the acquisition of OJSC RTComm.RU, CJSC Globus-Telecom and CJSC Zebra Telecom (refer to Note 5) represent resources from which future economic benefits are expected to flow to the Group, and include the following classes:

  •
  number capacity,

  •
  trademarks,

  •
  computer software,

  •
  customer list,

  •
  contract-based intangible assets.

        The owned number capacity with the carrying amount of 371 (2007: 354, 2006: 353) are intangible assets with indefinite useful lives and are not amortized. These assets have no legal restrictions on the term of their use and the Group can derive economic benefits from their use during indefinite term. These assets are tested for impairment annually or more frequently if there is an indication that the intangible assets may be impaired.

        As of December 31, 2007 and December 31, 2006 intangible assets include trademark of CJSC Zebra Telecom which was considered to have indefinite useful life. As of December 31, 2008, as a result of change of business model of CJSC Zebra Telecom the management of the Group reassessed the useful life of the trademark as finite and determined the remaining useful life of the trademark of 5 years. The carrying amount of the trademark as of December 31, 2008, 2007 and 2006 amounted to 163, 163 and 197, respectively.

        The estimated useful life of the trademark of OJSC RTComm.RU is 7.5 years.

        The computer software includes internally generated and acquired intangible assets and has estimated useful lives from 1 to 10 years.

        Interest amounting to 4, 5 and 76 was capitalized primarily in computer software for the years ended December 31, 2008, 2007 and 2006, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

7. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        The goodwill recognized is attributed to the acquisitions of OJSC RTComm.RU, CJSC Globus-Telecom and CJSC Zebra Telecom (refer to Note 5).

        CJSC Globus-Telecom's telecommunication service was identified as separate cash-generating unit with goodwill and indefinite life intangible assets acquired through business combination allocated to it. The recoverable amount of CJSC Globus-Telecom's telecommunication service was lower than its carrying amount by 66 at December 31, 2008. An impairment loss of 66 reduced the carrying amount of goodwill allocated to CJSC Globus Telecom. The pre-tax discount rate applied to the cash flow projections is 20.42% (2007:13.7%, 2006: 10.6%) and the annual growth rate for the period beyond 5 years is 3%. The gross margin was based on 63%. An increase of one percentage point in the discount rate used would have increased the impairment loss by 99. A 5% decrease in future planned gross margin would have increased the impairment loss by 339.

        CJSC Zebra Telecom was identified as a separate cash-generating unit at its acquisition date in June 2006 with goodwill and indefinite life intangible assets allocated thereto. In the last half of 2007, the Group determined that there were indications of impairment of goodwill and indefinite life intangible assets related to CJSC Zebra Telecom due to a decline in market conditions for their services. Therefore, the Group compared the recoverable amount of CJSC Zebra Telecom with its carrying amount and recognized an impairment loss of 271, of which 237 was allocated to goodwill and 34 was allocated to the respective trademark, which is an indefinite lived intangible asset. Consequently, goodwill was fully written off in 2007. The recoverable amount of ZAO Zebra Telecom has been determined based on its value in use calculated using the cash flow projection from financial budget approved by senior management for 2008 and extrapolated for the next four-year period. Cash flows beyond this period are extrapolated using nil growth rate. The pre-tax discount rate applied to the cash flow projection is 15.1% (2006: 14.7%). The gross margin was based on a range of 41% - 44%.

        In 2008, as a result of the decline in market conditions, the Group decided to change the business model where CJSC Zebra Telecom will provide termination services to the Group. This change in business model is expected to result in CJSC Zebra Telecom producing a significant amount of internally generated cash inflows from the provision of the termination services using CJSC Zebra Telecom's zone network. Thus, CJSC Zebra Telecom ceased to be a separate cash-generating unit since that time and is tested for impairment within the cash generating unit, OJSC Rostelecom.

        The carrying amount of goodwill and the number capacity as of December 31, 2008, allocated to each of the cash-generating units, is as follows:

	CJSC Globus- Telecom	Rostelecom	MTs NTT	Total
Goodwill	636	482	0	1,118
Number capacity	357	1	13	371

Net book value at December 31, 2008	993	483	13	1,489

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

7. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

Rostelecom

        The recoverable amount of the Rostelecom unit to which indefinite lived intangible assets from CJSC Zebra Telecom and goodwill from CJSC RTComm.RU acquisitions are allocated were higher than its carrying amount, thus no impairment loss was recognized in the consolidated statements of income for the year ended December 31, 2008. The pre-tax discount rate applied to the cash flow projections is 18.17% and the annual growth rate in the periods beyond 5 years is 2%.

MTs NTT

        The recoverable amount of cash generating unit CJSC MTs NTT was higher than its carrying amount, thus no impairment loss was recognized in the consolidated statements of income for the year ended December 31, 2008. The pre-tax discount rate applied to the cash flow projections is 20.60% and the annual growth rate in the period beyond 5 years is 3%

        The calculations of value in use for all cash generating units are most sensitive to the gross margin, discount rate and market share assumptions. Gross margin is based on historical actual results. The discount rate is the weighted average cost of capital of the Group adjusted for risks specific to the units. Market share assumptions are important because management assesses how the unit's position, relative to its competitors, might change over the budget period.

8. SUBSIDIARIES

        These consolidated financial statements include the assets, liabilities and results of operations of Rostelecom and its subsidiaries, all registered in the Russian Federation, as follows:

		Effective share of the Group as of December 31,
Subsidiary	Main activity	2008	2007	2006
CJSC MTs NTT	Fixed line telecommunication services	100%	100%	100%
CJSC Westelcom	Leasing of telecommunication equipment	100%	100%	100%
CJSC Zebra Telecom (see Note 5)	Local telecommunication services and Internet services	100%	100%	100%
OJSC RTComm.RU (see Note 5)	Internet services	99.5%	31%	31%
CJSC RTComm-Sibir (see Note 5)	Internet services	99.5%	31%	31%
LLC Bashrtcomm (see Note 5)	Internet services	51%	16%	16%
LLC RTComm-Yug (see Note 5)	Internet services	99.5%	31%	31%
CJSC Globus-Telecom (see Note 5)	Local telecommunication services	94.9%	94.9%	94.9%
CJSC GlobalTel	Satellite telecommunications	51%	51%	51%
CJSC SK Kostars	Insurance services	86.7%	86.7%	86.7%
CJSC Incom	Local telecommunication services	100%	84.8%	54.4%
DP Pansionat Malakhit	Recreational services	100%	100%	100%
OJSC InfoTeKS Taganrog Telecom	Local telecommunication services	100%	100%	74%

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

8. SUBSIDIARIES (Continued)

        In December 2008, the Group acquired an additional interest of 15.2% in CJSC Incom from Ericsson Enterprise AB, a non-related party, for the cash payment of 0.5.

        In March 2007, the Group acquired the outstanding minority interest of 26% in OJSC InfoTeKS Taganrog Telecom, which is the subsidiary of CJSC Westelcom, for the cash payment of 25. As of December 31, 2006, CJSC Westelcom's interest in OJSC InfoTeKS Taganrog Telecom was 74%. In 2006, the latter had negative net assets, and the minority interest in accumulated loss was allocated against the Group's interest. The results of operations and financial position of OJSC InfoTeKS Taganrog Telecom were consolidated by the Group in the accompanying financial statements for the years ended December 31, 2008, 2007 and 2006.

9. INVESTMENTS IN ASSOCIATES

        Investments in associates as of December 31, 2008, 2007 and 2006 were as follows:

Associate	Main activity	Voting share capital, %	2008 Carrying amount	2007 Carrying amount	2006 Carrying amount
OJSC RTComm.RU (refer to Note 5)	Internet services	—	—	317	217
OJSC MMTS-9	Telecommunication services	49	130	114	76
OJSC Svyazintek	Implementation of integrated billing systems	19	47	60	36
Other	Various	—	1	3	1

Total investments in associates			178	494	330

        The Group's share in OJSC Svyazintek is 19%. However, the Group has the right to nominate two of eleven directors to the Board of OJSC Svyazintek while each of the other shareholders has only one director. This right gives an opportunity to the Group to have significant influence over the decision-making process of OJSC Svyazintek. The Group accounts for its interest in OJSC Svyazintek through equity method.

        Summarized financial information as of December 31, 2008, 2007 and 2006 and for the years then ended of the associates disclosed above is presented below:

Aggregate amounts	2008	2007	2006
Assets	1,068	3,624	3,778
Liabilities	615	2,037	2,679
Revenue	4,266	8,539	5,729
Net income	(275)	444	255

        All associates are registered in the Russian Federation.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

9. INVESTMENTS IN ASSOCIATES (Continued)

        In March 2007, the Group acquired 53.72% of the preferred shares of OJSC MMTS-9 for a cash payment of 17. This acquisition resulted in effective ownership of 50.29%, however, these shares do not have voting rights. Therefore, the acquisition did not result in obtaining control over OJSC MMTS-9.

        As of December 31, 2007 and 2006, Rostelecom had significant influence over OJSC RTComm.RU through ownership of 31.1% of the voting shares of OJSC RTComm.RU. On July 01, 2008, the Group obtained control over OJSC RTComm.RU by acquiring an additional 68.4% equity interest. For more details refer to Note 5.

10. LONG-TERM INVESTMENTS

        Long-term investments are available-for-sale investments and loans and receivables, which are stated at amortized cost using the effective interest method. As of December 31, 2008, 2007 and 2006 long-term investments comprised of the following:

	2008	2007	2006
Investment in Golden Telecom	—	10,945	4,963
Investment in OJSC Sberbank of Russia	173	826	724
Other long-term investments	121	76	41

Total long-term investments	294	11,847	5,728

        The investment in OJSC Sberbank of Russia is stated at fair value determined based on the Russian Trade System (RTS) closing bid price at the last trading day of the year ended December 31, 2008.

        In February 2008, the Group accepted an offer by Lilian Acquisition, Inc., a subsidiary of Vimpelcom, to purchase the Group's shares of Golden Telecom, Inc. The consideration from the Group's sale of 4,417,055 shares of Golden Telecom, Inc. amounted to USD 464 million (11,385) paid in cash. Profit from this transaction before tax and related deferred tax effect amounted to 8,666 and 2,230, respectively, and are recognized as gain on sale of investments and tax charge in the accompanying consolidated statements of income for the year ended December 31, 2008. The net effect of 6,436, which was previously recorded in unrealized gain on available-for-sale investments as a result of fair value revaluations, was deducted from equity in the accompanying consolidated balance sheets as of December 31, 2008.

        As of December 31, 2007 and 2006, the investment in Golden Telecom was recorded at its fair value determined based on NASDAQ closing bid price on the last trading day.

        Included within other long-term investment is the deposit of 160 with Capital Credit Bank, which was impaired as the Bank is under insolvency procedure. Impairment loss of 86 is included in other non- operating expenses. The Group has collateral on deposit in term of property.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

11. ACCOUNTS RECEIVABLE

        Accounts receivable as of December 31, 2008, 2007 and 2006 comprised of the following:

	2008	2007	2006
Local operators	1,963	1,067	1,679
Subscribers	4,510	5,056	4,519
Foreign operators	1,452	1,033	696
Other	2,490	1,751	1,284
Less: allowance for doubtful trade accounts receivable	(1,716)	(1,994)	(1,132)

Trade accounts receivable, net	8,699	6,913	7,046

Prepayments	389	503	418
Prepaid taxes other than on income	872	791	1,092
Other accounts receivable	420	349	721
Less: allowance for doubtful other accounts receivable	(247)	(127)	(456)

Other accounts receivable, net	1,434	1,516	1,775

Total accounts receivable	10,133	8,429	8,821

        The net accounts receivable balance is not past due.

        The following table summarizes accounts receivables denominated in foreign currencies as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
USD	1,060	716	517
EUR	319	45	39
SDR (special drawing right)	73	269	140
Other currencies	—	3	—

Accounts receivable denominated in foreign currencies, gross	1,452	1,033	696

Less: allowance for doubtful accounts receivable	(422)	(339)	(293)

Accounts receivable denominated in foreign currencies, net	1,030	694	403

        As of December 31, 2008, 2007 and 2006, the carrying value of trade accounts receivable approximated their fair value.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

11. ACCOUNTS RECEIVABLE (Continued)

        The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Balance, beginning of year	2,187	1,594	1,371

Provision/(recovery) for doubtful accounts receivable	(32)	815	389
Accounts receivable written-off	(113)	(222)	(166)

Balance, end of year	2,042	2,187	1,594

        As of December 31, 2008, the balance of the allowance for doubtful accounts receivable decreased long-term accounts receivable and short-term accounts receivable by 79 and 1,963, respectively. As of December 31, 2007, the balance of the allowance for doubtful accounts receivable decreased long-term accounts receivable and short-term accounts receivable by 66 and 2,121, respectively. As of December 31, 2006, the balance of the allowance for doubtful accounts receivable decreased long-term accounts receivable and short-term accounts receivable by 6 and 1,588, respectively. Long-term accounts receivable are included in other non-current assets in the consolidated balance sheets.

12. SHORT-TERM INVESTMENTS

        Short-term investments include Ruble denominated investments available-for-sale, which are stated at fair value, and loans and receivables which are stated at amortized cost using the effective interest method. Short-term investments comprised of the following as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
Bills of exchange	3,449	343	542
Short-term deposits and deposit certificates	5,300	6,547	7,916
Other	13	30	38

Total short-term investments	8,762	6,920	8,496

        As of December 31, 2008, 2007 and 2006 short-term investments, which are denominated in US dollars, include amounts totalling 1,552, 1,294 and 2,182, respectively.

        Bills of exchange and short-term deposits and deposit certificates are classified as loans and receivables.

        The bills of exchange bear interest in the range from 7% to 14% and are denominated in Rubles, as well as in foreign currencies. As of December 31, 2008, approximately 0% (2007: 0%, 2006: 26%) of the Group's total bills of exchange are denominated in foreign currencies, represented by US dollars.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

13. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2008, 2007 and 2006 included cash on hand, at bank accounts and short-term deposits and bills of exchange with original maturities of less than three months as follows:

	2008	2007	2006
Cash at bank—Rubles	9,111	3,106	1,147
Cash at bank—Foreign currencies	591	105	93
Short term deposits—Rubles	1,327	67	6
Short-term bills of exchange	957	—	1,101
Other	6	6	6

Total cash and cash equivalents	11,992	3,284	2,353

14. EQUITY

Share capital

        The authorized share capital of the Company as of December 31, 2008, 2007 and 2006 comprised of 1,634,026,541 ordinary shares and 242,832,000 non-redeemable preferred shares. The par value of both ordinary and preferred shares amounted to Rbl 0.0025 per share.

        As of December 31, 2008, 2007 and 2006, the issued and outstanding share capital was as follows:

	Number of shares	Nominal value	Carrying amount
Ordinary Shares, Rbl 0.0025 par value	728,696,320	1.822	75
Preferred Shares, Rbl 0.0025 par value	242,831,469	0.607	25

Total	971,527,789	2.429	100

        There were no transactions with the Company's own shares during 2008, 2007 and 2006.

        The Board of Directors of Rostelecom is authorized under its Charter to issue additional ordinary shares up to the total of the authorized share capital without further approval of shareholders.

        The nominal share capital of the Company recorded on its incorporation has been indexed, to account for the effects of hyperinflation from that date through December 31, 2002. The share capital in the Russian statutory accounts at December 31, 2008, 2007 and 2006 amounted to 2,428,819 nominal (uninflated) Rubles.

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

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

14. EQUITY (Continued)

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

        Distributable earnings of all entities included in the Group are limited to their respective retained earnings, as mandated by statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2008, 2007 and 2006 amounted to 49,708, 43,645 and 35,171, respectively.

Reserve capital

        In accordance with the Company's Charter, Rostelecom has to maintain a reserve fund through a mandatory annual transfer of at least 5% of its statutory net profits up to the maximum amount of 15% of its statutory share capital. As of December 31, 2008, 2007 and 2006 the statutory reserve fund amounted to 364,323 nominal (uninflated) Rubles. These amounts are prohibited for distribution by current Russian legislation except in some limited cases.

Dividends

        Dividends declared to holders of preferred and ordinary shares for the years ending December 31, 2007, 2006 and 2005 were accrued in the following years:

	2008	2007	2006
Dividend—preferred shares	942	718	903
Dividend—ordinary shares	1,414	1,078	1,138

Total dividends	2,356	1,796	2,041

	Rbl	Rbl	Rbl
Dividend per preferred share	3.88	2.96	3.72
Dividend per ordinary share	1.94	1.48	1.56

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

15. ACCOUNTS PAYABLE, PROVISIONS AND ACCRUED EXPENSES

        Accounts payable, provisions and accrued expenses consisted of the following as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
Trade accounts payable	7,006	3,743	5,235
Advances received	1,033	858	865
Short-term portion of pension obligations (refer to Note 23)	56	55	63
Short-term portion of site restoration provisions	49	41	26
Compensation related accruals	937	1,324	741
Other accrued expenses	326	1,349	375
Dividends payable	88	75	67

Current accounts payable, provisions and accrued expenses	9,495	7,445	7,372

Long-term portion of pension obligations (refer to Note 23)	90	98	112
Long-term portion of site restoration provisions	48	57	78
Long-term advances received	72	59	69
Other long-term accounts payable	33	55	67

Non-current accounts payable, provisions and accrued expenses	243	269	326

Total accounts payable, provisions and accrued expenses	9,738	7,714	7,698

        The following table summarizes trade accounts payable denominated in foreign currencies as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
USD	1,440	463	932
SDR	255	181	314
EUR	149	221	124
Other currencies	2	20	53

Accounts payable denominated in foreign currencies	1,846	885	1,423

        Site restoration provisions represent the present value of the expenditures the Company expects to incur in connection with phasing out of analog trunk lines during 2007-2010 in accordance with the formalized plan of the Company. The discount rate, which represents risk-free government bonds rate, was 10.11%.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

16. FINANCE LEASE PAYABLE

        Leased assets as of December 31, 2008, 2007 and 2006, where the Group is a lessee of IRU, plant and machinery under finance lease agreements, are comprised of the following:

	2008	2007	2006
Cost—capitalized finance leases	917	572	523
Impairment loss and accumulated depreciation	(217)	(160)	(108)

Net book value	700	412	415

        In April 2005, the Group entered into an IRU finance lease agreement for use of a portion of the network capacity of terrestrial optical fiber cables. The lease agreement is non-cancellable for the period of 15 years, which approximates the remaining useful life of the optical fibers. Effective interest rate of the lease is 7.21% p.a. Lease payments are denominated in US Dollars.

        Also, the Group is involved in a finance lease agreement for use of a digital telecommunication station over its estimated remaining useful life of 7 years. Effective interest rate of the lease is 11.7% p.a. Lease payments are denominated in Russian Rubles.

        In 2007, the Group entered into a number of minor finance lease agreements for purchase of telecommunication equipment and vehicles for an average period of 3 years. Effective interest rate of these leases is 10.3% p.a.

        Future minimum lease payments together with the present value of the net minimum lease payments as of December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Finance lease liabilities—minimum lease payments
Current portion of finance lease liability	144	135	111
Between one to two years	81	106	83
Between two to three years	63	54	93
Between three to four years	61	43	43
Between four to five years	61	43	43
Over five years	377	307	349

Total minimum lease payments	787	688	722
Less interest	(223)	(184)	(217)

Present value of minimum lease payments	564	504	505

Present value of minimum lease payments
Not later than 1 year	103	108	78

Later than 1 year and not later than 5 years	157	157	163
Later than 5 years	304	239	264

Total non-current lease payable	461	396	427

Total lease payable	564	504	505

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

16. FINANCE LEASE PAYABLE (Continued)

        Depreciation of property, plant and equipment under the finance lease contracts for 2008 amounted to 74 (2007: 52; 2006: 54). Finance charges for the year ended December 31, 2008 amounted to 44 (2007: 82; 2006: 44) and are included in interest expense in the consolidated statements of income.

17. VENDOR FINANCING PAYABLE

        Vendor financing payable includes the following as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
Globalstar L.P.	1,608	1,246	1,249
Peter Service	—	391	391

Vendor financing payable—current portion	1,608	1,637	1,640

Peter Service	—	—	362

Vendor financing payable—non-current portion	—	—	362

Total vendor financing payable	1,608	1,637	2,002

        As of December 31, 2008, the Group had the following outstanding vendor financing payable:

        1,608 (USD 55 million) payable by CJSC GlobalTel to Globalstar L.P., which is the minority shareholder of CJSC GlobalTel, for the purchase of three gateways and associated equipment and services (refer to Note 6). Globalstar L.P. has a lien over this equipment until the liability is fully paid. CJSC GlobalTel is in default in respect of payments in 2004, 2005, 2006, 2007 and 2008 and has not obtained a waiver from Globalstar L.P. As a result, the whole balance of 1,207 (2007: 1,008, 2006: 1,082) (USD 41 million) is classified as current in these consolidated balance sheets as of December 31, 2008, 2007 and 2006. Penalty interest in amount of 401, 238 and 167, accrued for each day of delay at the rate of 10% p.a., is included in vendor financing payable in these balance sheets as of December 31, 2008, 2007 and 2006, respectively. In 2006, Loral, which is the legal successor of Globalstar L.P., brought an action against CJSC GlobalTel claiming immediate repayment of full amount of vendor financing payable. Management believes repayment of the defaulted vendor financing and loans would not have a material adverse effect on the Group's results of operations, financial position and operating plans.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

18. LONG-TERM BORROWINGS

        Long-term borrowings as of December 31, 2008, 2007 and 2006 were as follows:

Maturity	2008	2007	2006
Current portion of interest bearing loans	2,522	2,585	3,005

Between one to two years	117	136	198
Between two to three years	—	36	63
Between three to four years	—	—	37
Between four to five years	—	—	—
Over five years	—	—	—

Non-current portion of interest bearing loans	117	172	298

Total interest bearing loans	2,639	2,757	3,303

        As of December 31, 2008, 2007 and 2006, interest bearing loans, which are mostly denominated in foreign currencies, were as follows:

	2008	2007	2006
USD	2,342	2,397	3,055
Japanese Yen (JPY)	—	—	32
EUR	30	77	123

Foreign currency denominated loans	2,372	2,474	3,210
Russian Ruble denominated loans	267	283	93

Total interest bearing loans	2,639	2,757	3,303

        As of December 31, 2008, the Group has loan agreements with 8 banks and other financial institutions. The loans denominated in US Dollars are made at fixed rate of 6.29% and floating rates of LIBOR + 0.5 - 3.25%. The Russian Ruble denominated loans are made at fixed rates of 10 - 17% p.a. Effective interest rates of interest bearing loans approximate their nominal rates.

        Included in long-term loans is the amount of 1,959 on a credit agreement between Rostelecom and Vnesheconombank (VEB) entered into in December 2005. The loan is repayable annually up to the end of 2012. Under the existing credit agreement with Vnesheconombank and CSFB, the Group is required to meet at the end of each quarter various financial covenants applied to the statutory financial statements of the Company, including maintaining certain levels of debt to equity and debt to income ratios. As of December 31, 2008 the Group was not in compliance with some of the covenants, so the whole amount of the loan is included in current portion of interest bearing loans as of December 31, 2008. At the date these financial statements were authorized for issue no waiver had been obtained by the Group from the bank. As of December 31, 2007 and December 31, 2006 the Group was not in compliance with some of the covenants, stipulated in the loan agreement and no waiver had been obtained from the banks. The Group received waivers from the bank only after the reporting dates (in June 2008 and June 2007, respectively), hence the whole amount of the loan is

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

18. LONG-TERM BORROWINGS (Continued)

included in current portion of long-term loans in the consolidated balance sheets as of December 31, 2007 and 2006.

        In connection with the $100 million loan from Vnesheconombank and CSFB, on June 28, 2006, the Group entered into an interest rate swap agreement with CSFB. In accordance with the interest rate swap agreement, each year on June 28 and December 28, commencing on December 28, 2006 and ending on December 28, 2012, the Group undertakes an obligation to CSFB calculated at a fixed interest rate and CSFB undertakes an obligation to the Group in the amount calculated at floating rate payable by the Group on its loan. The Group did not designate the above interest rate swap derivative as hedging instrument. Therefore, this financial instrument was classified as financial liability at fair value through profit and loss amounted to 176 (2007: 73, 2006: 15). Fair value of the derivative is calculated by discounting future cash flows determined by condition and payments schedule of the agreement using forward rates of similar instruments at the reporting date. The net loss of 103 related to the change in the fair value of the interest rate swap contract was included in the non-operating loss in the consolidated statements of income for the year ended December 31, 2008 (2007: 58, 2006: 15).

        There is 298 outstanding on a credit agreement between CJSC GlobalTel and Loral Space and Communications Corporation ("Loral") as of December 31, 2008. CJSC GlobalTel is in default in respect of this loan. A penalty in the amount of 94 is included in the outstanding balance. As no waiver has been obtained from Loral, these loans are classified as current in the consolidated balance sheets as of December 31, 2008. The loan does not provide for any collateral. In 2006, Loral brought an action against CJSC GlobalTel claiming immediate repayment of full amount of debt. In 2009, the Supreme Court of Arbitration committed CJSC GlobalTel to repay the loan and penalty to Loral.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

19. INCOME TAXES

        The components of net deferred tax assets and liabilities at December 31, 2008, 2007 and 2006, and the respective movements during 2008, 2007 and 2006, were as follows:

			Movement during 2008 recognized in
		Acquisition through business combination
	December 31, 2007		Equity	Profit for the year	December 31, 2008
Tax effects of future tax deductible items
Accounts receivable	304	—	—	(197)	107
Accounts payable, provisions and accrued expenses	131	58	—	(100)	89
Investments		—	—	65	65
Other	112	20	—	(51)	81

Gross deferred tax asset	547	78	—	(283)	342

Tax effects of future taxable items:
Equity investments	2,392	—	(2,256)	(136)	—
Property, plant and equipment	2,159	45	—	(550)	1,654
Other intangible assets	115	200	—	(37)	278

Gross deferred tax liability	4,666	245	(2,256)	(723)	1,932

Net deferred tax liability	4,119	167	(2,256)	(440)	1,590

			Movement during 2007 recognized in
		Acquisition through business combination
	December 31, 2006		Equity	Profit for the period	December 31, 2007
Tax effects of future tax deductible items
Accounts receivable	100	—	—	204	304
Accounts payable, provisions and accrued expenses	246	—	—	(115)	131
Other	101	—	—	11	112

Gross deferred tax asset	447	—	—	100	547

Tax effects of future taxable items:
Equity investments	1,026	—	1,335	31	2,392
Property, plant and equipment	2,716	—	—	(557)	2,159
Other intangible assets	149	—	—	(34)	115

Gross deferred tax liability	3,891	—	1,335	(560)	4,666

Net deferred tax liability	3,444	—	1,335	(660)	4,119

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

19. INCOME TAXES (Continued)

			Movement during 2006 recognized in
		Acquisition through business combination
	December 31, 2005		Equity	Profit for the period	December 31, 2006
Tax effects of future tax deductible items
Property, plant and equipment	—	2	—	(2)	—
Accounts receivable	171	5	—	(76)	100
Accounts payable, provisions and accrued expenses	—	10	—	236	246
Other	27	17	—	57	101

Gross deferred tax asset	198	34	—	215	447

Tax effects of future taxable items:
Investments valuation difference	449	—	570	7	1,026
Property, plant and equipment	3,718	—	—	(1,002)	2,716
Other intangible assets	—	161	—	(12)	149
Accounts payable, provisions and accrued expenses	202	—	—	(202)	—

Gross deferred tax liability	4,369	161	570	(1,209)	3,891

Net deferred tax liability	4,171	127	570	(1,424)	3,444

        Differences between IFRS and statutory taxation and reporting regulations give rise to temporary differences between the carrying value of certain assets and liabilities for financial reporting and income tax purposes.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and the deferred income tax assets and deferred income tax liabilities relate to the income taxes levied by the same fiscal authority on the same taxable entity.

        Deductible temporary differences for which no deferred tax assets were recognized in the accompanying balance sheets as of December 31, 2008, 2007 and 2006 amounted to 2,174, 1,353 and 1,316, respectively, of which unused tax losses with expiry date from 2012 to 2018 amounted to 1,095, 574 and 545 for 2008, 2007 and 2006 respectively.

        Temporary differences associated with investments in subsidiaries for which no deferred tax liabilities were recognized in the accompanying balances sheets as of December 31, 2008, 2007 and 2006 amounted to 1,236, 606 and 435, respectively. Deductible temporary differences associated with investments in subsidiaries for which no deferred tax assets were recognized in the accompanying balance sheets as of December 31, 2008, 2007 and 2006 amounted to 382, 321 and 13, respectively.

        On November 20, 2008, the Russian Federation government enacted legislation reducing the statutory income tax rate from 24% to 20%. Since this reduction in the statutory income tax rate was enacted prior to December 31, 2008, the effect of the change reduced the net deferred tax liability by 319 million, which has been recognized in these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

19. INCOME TAXES (Continued)

        The components of income tax expense for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Current tax charge	4,331	1,854	2,411
Deferred tax benefit	(121)	(660)	(1,424)
Effect of tax rate change	(319)	—	—

Income tax expense	3,891	1,194	987

        The reconciliation of the theoretical amount that would arise using the Russian statutory rate of 24% to the total actual income tax was as follows for the years ending December 31, 2008, 2007 and 2006:

	2008	2007	2006
Income tax expense at statutory rate (24%)	3,858	960	586
Change in assessment for current tax of prior periods	—	—	2
Effect of tax rate change	(319)	—	—
Change in unrecognized temporary differences and unused tax losses	110	9	(7)
Permanent differences	242	225	406

Income tax expense	3,891	1,194	987

        Permanent differences comprise of various costs that are non-deductible for Russian income tax purposes, including depreciation of certain property, plant and equipment, certain employee costs, promotional and sponsorship expenditures, travel expenditures in excess of certain statutory allowances and other expenses and value added tax accrued on free-of-charge services.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

20. REVENUE

        Revenue comprised of the following for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Telephone traffic
Domestic long-distance traffic	29,611	31,973	31,370
Outgoing international long-distance traffic	12,082	12,317	13,271
Incoming and transit international long-distance traffic	6,450	5,710	4,480

	48,143	50,000	49,121

Rent of channels	7,710	7,725	7,116
Other revenue
Television and radio transmission	345	448	528
Satellite services	263	699	559
Data transmission services	5,437	1,292	328
Intelligent network services (INS)	1,251	1,133	761
Interconnection services	128	519	597
Technical support services	444	464	364
Equipment maintenance services	890	696	537
Miscellaneous revenue	2,018	1,626	1,648

	10,776	6,877	5,322

Total revenue	66,629	64,602	61,559

        Revenue from data transmission services increased substantially as a result of the acquisition of OJSC RTComm.RU, whose main activity is internet services. After the acquisition date, revenue of OJSC RTComm.RU from data transmission services amounted 2,022.

21. SEGMENT INFORMATION

        The Group operates in one industry segment, being the provision of domestic and international long- distance telecommunication services in the Russian Federation. The results of this segment and assets and liabilities as of December 31, 2008, 2007 and 2006 are presented in the consolidated statements of income and the consolidated balance sheets, respectively.

        An analysis of revenue by service type is disclosed in Note 20. A geographical analysis of revenue by the country or region of the customer for the years ending December 31, 2008, 2007 and 2006 is as follows:

	Russia	CIS	USA	Western Europe	Eastern Europe	Others	Total
2008	59,218	2,407	1,031	2,491	462	1,020	66,629
2007	58,024	2,406	848	2,068	400	856	64,602
2006	56,360	2,227	475	1,515	241	741	61,559

        Substantially all of the Group assets are located within the territory of the Russian Federation.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

22. ADMINISTRATION AND OTHER COSTS

        Administration and other costs consisted of the following for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Administration costs	1,157	998	1,061
Advertising and similar costs	1,367	1,403	748
Office maintenance	1,986	1,903	1,543
Utilities and similar services	725	700	655
Consulting and similar services	774	450	312
Universal service fund	563	585	587
Insurance	147	201	321
Other	229	430	326

Total administration and other costs	6,948	6,670	5,553

23. EMPLOYEE BENEFITS

        The numbers of employees of the Group was equal to 22,372 as at December 31, 2008 (2007: 22,534, 2006: 23,233).

        The Group makes payments to the Government pension fund for its employees. Such contributions are included in the unified social tax ("UST") calculated by the Group using regressive scale and are charged to expense when incurred during the employee's service period. Total contributions for UST amounted to 1,435 during the year ended December 31, 2008 (2007: 1,426, 2006: 1,272).

        The Company participates in the private Joint Participation Program, which is a pension plan with defined contributions. To participate in the program, individuals should be full-time employees of the Company and should enter into non-state pension insurance agreement with NPF "Telecom-Soyuz", which is the successor of NPF Rostelecom-Garantiya. Total expenses of the Group under this program amounted to 6 during the year ended December 31, 2008 (2007: 9, 2006: 6) and are included in wages, salaries, other benefits and payroll taxes in the consolidated statements of income.

        The Company also operates a defined benefit pension scheme covering a large number of its employees, which requires contributions to be made to NPF Telecom-Soyuz. Under the scheme, an annuity is acquired by the Company as of the termination date of an employee if the latter satisfies certain criteria, such as seniority of 15 years in telecommunication sector, including seniority of 5 years in the Company, and retirement on pension within one month after the date an employee is entitled to pension in accordance with Russian legislation. The liabilities under this scheme are unfunded.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

23. EMPLOYEE BENEFITS (Continued)

        The following table summarizes movements in the present value of the defined benefit obligation and amounts recognized in the consolidated balance sheets for the above plan (refer to Note 15):

	2008	2007	2006
Opening defined benefit obligation	239	277	290
Interest cost on benefit obligation	17	19	20
Current service cost	11	13	15
Actuarial losses on obligation	5	8	38
Benefits paid	(56)	(78)	(86)

Closing defined benefit obligation	216	239	277
Unrecognized past service cost	(70)	(86)	(102)

Liability recognized in balance sheet	146	153	175

        Amounts recognized in wages, salaries, other benefits and payroll taxes in the consolidated statements of income in respect of the above defined benefit plan are as follows:

	2008	2007	2006
Interest cost on benefit obligation	17	19	20
Current service cost	11	13	15
Amortization of past service cost	16	16	16
Actuarial losses on obligation	5	8	38

Total net benefit expense	49	56	89

        The principal assumptions used in determining pension benefit obligation for the Group's plan are shown below:

	2008	2007	2006
Discount rate	10.4%	7.9%	7.9%
Employee turnover rate	10.9%	10.9%	10.5%
Expected inflation rate	10.4%	6.9%	7%

        The amounts of experience adjustments are as follows:

	2008	2007	2006
Present value of defined benefit obligation	216	239	277
Experience adjustments on plan liabilities	(3)	15	46

        In accordance with the transitional provisions for the amendments to IAS 19 Employee Benefits in December 2004, the disclosures above are determined prospectively from the 2006 reporting period.

        The expected amount of benefits to be paid in 2009 is 75.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

24. EARNINGS PER SHARE

        The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data is stated in Rubles):

	2008		2007		2006
Net income attributable to equity holders of the parent	12,178		2,805		1,458

	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares
Weighted average number of shares outstanding	728,696,320	242,831,469	728,696,320	242,831,469	728,696,320	242,831,469

Basic and diluted earnings per share, Russian Rubles	12.54	12.54	2.89	2.89	1.50	1.50

        The calculation of earnings per share is based on net profit for the period divided by the weighted average number of preferred and ordinary shares outstanding during the year. Dividends are fully allocated to continuing operations.

        There are no potentially dilutive instruments, therefore, diluted earnings per share equal basic earnings per share.

25. FINANCIAL INSTRUMENTS

        The table below summarizes carrying amount by class of all of the Group's financial instruments:

		December 31, 2008	December 31, 2007	December 31, 2006
Classes	Categories	Carrying amount	Carrying amount	Carrying amount
Long-term equity investments
—at fair value	Available-for-sale	173	11,771	5,687
—at cost	Available-for-sale	9	10	9

Long-term debt investments
—at amortized cost	Loans and receivables	112	66	32
Long-term receivables	Loans and receivables	37	16	13

Total Non-current financial assets		331	11,863	5,741

Short-term equity investments
—at fair value	Available-for-sale	13	30	21

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

25. FINANCIAL INSTRUMENTS (Continued)

		December 31, 2008	December 31, 2007	December 31, 2006
Classes	Categories	Carrying amount	Carrying amount	Carrying amount
Short-term debt investments
—at amortized cost	Loans and receivables	8,749	6,890	8,475
Short-term trade receivables	Loans and receivables	8,699	6,913	7,046
Short-term other receivables	Loans and receivables	173	222	265
Cash and cash equivalents	Loans and receivables	11,992	3,284	2,353

Total Short-term financial assets		29,626	17,339	18,160

Long-term bank loans	Liabilities at amortized cost	117	172	205
Long-term non-bank loans	Liabilities at amortized cost	—	—	93
Non-current finance lease and vendor financing	Liabilities at amortized cost	461	396	789
Non-current accounts payable	Liabilities at amortized cost	33	55	67

Total Non-current financial liabilities		611	623	1,154

Short-term bank loans	Liabilities at amortized cost	2,046	2,286	2,891
Short-term non-bank loans	Liabilities at amortized cost	489	326	289
Short-term finance lease and vendor financing	Liabilities at amortized cost	1,711	1,745	1,718
Short-term accounts payable	Liabilities at amortized cost	8,181	6,418	6,403
Non-hedge derivative	Financial liabilities at fair value through profit and loss	176	73	15

Total Short-term financial liabilities		12,603	10,848	11,316

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

        Available for sale investments accounted for at cost include unquoted equity investments whose value cannot be measured reliably. Quoted prices are not available for these investments due to the absence of an active market. It is also impossible to derive fair value using the similar transaction

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

25. FINANCIAL INSTRUMENTS (Continued)

method. Discounting cash flow method cannot be applied to such investments as there are no reliably determinable cash flows from holding them.

26. GAIN/(LOSS) FROM FINANCIAL INSTRUMENTS

        Gain/(loss) from financial instruments for 2008, 2007, 2006 are as follows:

	2008
Classes	Categories	Impairment loss and reversal of impairment loss	Fair Value revaluation gain/(loss)	Gain/(loss) from sale of financial instruments	Gain/(loss) from currency translation
Long-term equity investments
—at fair value	Available-for-sale	—	(398)	8,666	—
—at cost	Available-for-sale	1	—	4	—
Long-term debt investments
—at amortized cost	Loans and receivables	(86)	—	—	—
Investments in associates	N/A
Long-term receivables	Loans and receivables	(13)	—	—	(9)

Total Long-term financial assets		(98)	(398)	8,670	(9)

Short-term equity investments
—at fair value	Available-for-sale	—	(16)	—	—
Short-term debt investments
—at fair value	Available-for-sale	—	—	—	—
—at amortized cost	Loans and receivables	—	—	—	245
Short-term trade receivables	Loans and receivables	278	—	—	545
Short-term other receivables	Loans and receivables	(233)	—	—	45
Cash and cash equivalents	Loans and receivables	—	—	—	(96)

Total Short-term financial assets		45	(16)	—	739

Long-term bank loans	Liabilities at amortized cost	—	—	—	(10)
Long-term accounts payable	Liabilities at amortized cost	—	—	—	—

Total Long-term financial liabilities		—	—	—	(10)

Short-term bank loans	Liabilities at amortized cost	—	—	—	(431)
Short-term non-bank loans	Liabilities at amortized cost	—	—	—	(44)
Short-term finance lease and vendor financing	Liabilities at amortized cost	—	—	—	(181)
Short-term accounts payable	Liabilities at amortized cost	—	—	—	(852)
Non-hedge derivative	Financial liabilities at fair value through profit and loss	—	(103)	—	—

Total Short-term financial liabilities		—	(103)	—	(1,508)

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

26. GAIN/(LOSS) FROM FINANCIAL INSTRUMENTS (Continued)

		2007				2006
Classes	Categories	Impairment loss and reversal of impairment loss	Fair Value revaluation gain/(loss)	Gain/(loss) from sale of financial instruments	Gain/(loss) from currency translation	Impairment loss and reversal of impairment loss	Fair Value revaluation gain/(loss)	Gain/(loss) from sale of financial instruments	Gain/(loss) from currency translation
Long-term equity investments									—
—at fair value	Available-for-sale	—	5,562	—	(1)	—	2,372	—	—
—at cost	Available-for-sale	—	—	—	—	(7)	—	52	—
Long-term debt investments
—at amortized cost	Loans and receivables	2	—	—	(4)	—	—	—	—
Investments in associates	N/A	—	—	—	—	—	—	—	—
Long-term receivables	Loans and receivables	(60)	—	—	—	(6)	—	—	—

Total Long-term financial assets		(58)	5,562	—	(5)	(13)	2,372	52	—

Short-term equity investments
—at fair value	Available-for-sale	—	(1)	—	—	—	4	—	—
Short-term debt investments
—at fair value	Available-for-sale	—	—	—	—	—	—	—	—
—at amortized cost	Loans and receivables	—	—	—	(145)	—	—	—	(212)
Short-term trade receivables	Loans and receivables	(863)	—	—	(103)	(408)	—	—	(186)
Short-term other receivables	Loans and receivables	107	—	—	(9)	4	—	—	(44)
Cash and cash equivalents	Loans and receivables	—	—	—	(9)	—	—	—	(8)

Total Short-term financial assets		(756)	(1)	—	(266)	(404)	4	—	(450)

Long-term bank loans	Liabilities at amortized cost	—	—	—	(1)	—	—	—	211
Long-term accounts payable	Liabilities at amortized cost	—	—	—	(3)	—	—	—	—

Total Long-term financial liabilities		—	—	—	(4)	—	—	—	211

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

26. GAIN/(LOSS) FROM FINANCIAL INSTRUMENTS (Continued)

		2007				2006
Classes	Categories	Impairment loss and reversal of impairment loss	Fair Value revaluation gain/(loss)	Gain/(loss) from sale of financial instruments	Gain/(loss) from currency translation	Impairment loss and reversal of impairment loss	Fair Value revaluation gain/(loss)	Gain/(loss) from sale of financial instruments	Gain/(loss) from currency translation
Short-term bank loans	Liabilities at amortized cost	—	—	—	214	—	—	—	111
Short-term non-bank loans	Liabilities at amortized cost	—	—	—	(10)	—	—	—	4
Short-term finance lease and vendor financing	Liabilities at amortized cost	—	—	—	(3)	—	—	—	12
Short-term accounts payable	Liabilities at amortized cost	—	—	—	236	—	—	—	332
Non-hedge derivative	Financial liabilities at fair value through profit and loss	—	(58)	—	—	—	(15)	—	—

Total Short-term financial liabilities		—	(58)	—	437	—	(15)	—	459

27. RELATED PARTY TRANSACTIONS

(a)   The Government and OJSC Svyazinvest as a shareholder

        As indicated in Note 1, the main shareholder of the Company is OJSC Svyazinvest, which holds 50.67% of the voting capital of the Company, and its representatives comprise a majority of the Board of Directors. The Government of the Russian Federation, in turn, holds 75% less one share of the voting capital of OJSC Svyazinvest and, therefore, ultimately controls the Company. It is a matter of Government policy to retain a controlling stake in sectors of the economy, such as telecommunications, that it views as strategic.

(b)   Interest of the Government in the telecommunications sector in the Russian Federation and the protection of that interest

        Effective telecommunications and data transmission are of great importance to Russia for various reasons, including economic, social, strategic and national security considerations. The Government has exercised and may be expected to exercise significant influence over the operations of the telecommunications sector and consequently, the Group. The Government, acting through the Federal

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

27. RELATED PARTY TRANSACTIONS (Continued)

Tariff Service and the Federal Telecommunications Agency, has the general authority to regulate certain tariffs, and does regulate such tariffs. Except for regulation of tariffs, the telecommunication legislation requires the Group and other operators to make certain revenue-based payments to the Universal service fund, which is controlled by the Federal Telecommunications Agency. Moreover, the Ministry of Telecom and Mass Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

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

        The Group also receives services related to the construction of the network from certain companies of the Svyazinvest Group which are included in additions of property, plant and equipment in amount of 58 (2007: 21, 2006: 36).

        The Group makes certain contributions to non-for-profit organizations, which are companies of the Svyazinvest Group.

        The Group makes contributions to the non-state pension fund, which provides the Company's employees with a number of post-employment benefits (refer to Note 23). OJSC Svyazinvest executes significant influence over the operations of the fund.

        The amounts of revenue and expenses relating to the transactions with the Svyazinvest Group were as follows:

	2008	2007	2006
Revenue	2,668	2,308	1,460
Charges by network operators—national	(15,576)	(21,162)	(22,598)
Administration and other costs	(172)	(105)	(71)
Contributions in pension fund included in wages, salaries, other benefit and payroll taxes	(62)	(86)	(92)
Bad debt recovery	(27)	(83)	(46)

        In addition, OJSC Svyazinvest participates in the dividends declared by the Company, commensurate with its shareholding.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

27. RELATED PARTY TRANSACTIONS (Continued)

        The amounts of receivables and payables due from and to the Svyazinvest Group were as follows:

	2008	2007	2006
Accounts receivable	690	670	781
Allowance for doubtful receivables	(153)	(129)	(46)
Accounts payable	(848)	(731)	(1,677)

(d)   Transactions with the Government

        Other state bodies ("Budget Organizations"), such as the Ministry of Defence and entities funded by the Government, mainly use the Group's network to carry communications traffic and to broadcast across the country. The Group also consumes some services having both production and miscellaneous nature.

        The amounts of revenue and expenses relating to the transactions with the Government were as follows:

	2008	2007	2006
Revenue	6,206	5,486	4,385
Charges by network operators—national	(404)	(385)	(351)
Administration and other costs	(916)	(722)	(821)
Contributions to Fund of Telecommunication History (included in administration and other costs)	(18)	(51)	(16)
Bad debt (expense)/ recovery	79	(51)	—

        The amounts of receivables and payables due from and to such organizations were as follows:

	2008	2007	2006
Accounts receivable	636	526	530
Allowance for doubtful receivables	(26)	(106)	(63)
Accounts payable	(372)	(171)	(219)

        The Group is also involved in providing telecommunication services to a significant number of commercial entities, which are directly or indirectly controlled by the Government or subsidiaries of

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

27. RELATED PARTY TRANSACTIONS (Continued)

governmentally controlled entities. The following table summarizes the effect of transactions with the above entities on the consolidated financial statements of the Group:

	2008	2007	2006
Share of total revenue	1.3%	1.2%	1.2%
Share of charges by network operators—national	3.6%	4.6%	5.1%
Share of accounts receivable	2.4%	2.5%	2.8%
Share of allowance for doubtful receivables	2.4%	0.8%	0.8%
Share in intangible assets	6.7%	8.0%	—
Share of other non-current assets	—	—	79.3%
Share of trade accounts payable	1.0%	1.5%	3.8%

        The Company deposits available cash with OJSC Sberbank of Russia in which Government of the Russian Federation controls 57.6%. As of December 31, 2008, 2007 and 2006 cash held in OJSC Sberbank of Russia amounted to 360, 250 and 641, respectively.

(e)   Transactions with associates

        The Group is also involved in various telecommunication services with entities in which it has investments, including associates over which it exerts significant influence. A summary of these transactions is as follows:

	2008	2007	2006
Revenue	158	575	556
Charges by network operators—national	(110)	(118)	(102)
Bad debt (expense)/ recovery	33	(10)	22

        The Group also receives services related to the construction of the network from OJSC Svyazintek which are included in additions of property, plant and equipment in amount of nil (2007: 9, 2006: 442).

        Amounts included in the consolidated balance sheets relating to the operations with these entities were as follows:

	2008	2007	2006
Accounts receivable	8	103	67
Allowance for doubtful receivables	(5)	(38)	(28)
Accounts payable and accrued expenses	(17)	(23)	(18)

(f)    Directors' remuneration

        In 2008, the total remuneration of the directors and management board members, represented by short-term benefits, amounted to 198 (2007: 191, 2006: 149). As of December 31, 2008, 13 employees of the Company were members of the management board (2007: 12, 2006: 11).

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

27. RELATED PARTY TRANSACTIONS (Continued)

(g)   Other related party transactions

        The amounts of revenue and expenses relating to the transactions with other related parties were as follows:

	2008	2007	2006
Revenue	10	23	1,087
Administration and other costs	(2)	(8)	(129)
Bad debt (expense)/ recovery	(8)	84	(7)

        The amounts of receivables and payables due from and to such companies were as follows:

	2008	2007	2006
Accounts receivable	42	4	239
Allowance for doubtful receivables	(8)	—	(84)
Accounts payable and accrued expenses	—	—	(90)

        As of December 31, 2008 the Group holds promissory notes of 925 issued by OJSC Kit-Finans Investitsionniy Bank, which has significant influence over the Group. Interest income accrued on those notes during 2008 amounted to 48.

        In 2006 the Group acquired promissory notes of OAO Svyazbank for 4,700, which were fully settled in the same year with net income from sale of promissory notes amounting to nil. As of December 31, 2006 cash held in OAO Svyazbank amounted to 319. Certain directors and managers of the Group and OAO Svyazinvest were directors of OAO Svyazbank till June 2006.

28. COMMITMENTS AND CONTINGENCIES

(a)   Legal proceedings

        The Group is subject to a number of proceedings arising in the course of the normal conduct of its business (refer to (b) below). Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company or the Group.

        As mentioned in Note 18, Loral won a lawsuit against CJSC GlobalTel with a claim to repay the principal amount of the loan, interest and related expenses. In addition, Loral filed a lawsuit in the Superior Court of California, County of Santa Clara, USA, to recognize its claim against GlobalTel and to obtain the right to claim the property of CJSC GlobalTel. As of the balance sheet date, the Court has not considered the case.

(b)   Taxation

        Russian tax, currency and customs legislation is subject to varying interpretations and changes occurring frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group's entities may not coincide with that of management. As a result, tax authorities may challenge transactions and the Group entities may be assessed additional taxes,

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

28. COMMITMENTS AND CONTINGENCIES (Continued)

penalties and interest, which can be significant. The Group entities' tax returns are open for review by the tax and customs authorities with respect to tax liabilities for three calendar years preceding the year in which the decision on the conduct of the tax audit was adopted. Under certain circumstances, reviews may cover longer periods.

        As of December 31, 2008, management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Group's tax, currency and customs positions will be sustained upon examination. Management of the Group believes that it has adequately provided for tax liabilities in the consolidated balance sheets as of December 31, 2008. However, the general risk remains that relevant authorities could take different position with regard to interpretative issues and the effect could be significant.

        In December 2007, the Federal Tax Service of the Russian Federation completed the comprehensive tax inspection for the period of 2004-2006 and, as a result, issued a claim in the amount of 1,812 of additional taxes, fines and penalties. More than 90% of the amount relates to assessments calculated on the basis of the tax authorities' interpretation of telecommunication industry legislation in general and that of interaction between telecommunication operators in particular. The Group appealed the decision to a higher taxing authority and to the Arbitration Court of Moscow. In November 2008, the Arbitration Court of Moscow declared the claim of the tax authorities in the amount of 1,803 invalid and ordered the Group to pay 9. In February 2009, the Court of Appeals confirmed the decision of the Arbitration Court of Moscow. Subsequently, the Federal Tax Service of the Russian Federation filed an appeal to the Court of Cassation, which, in May 2009, upheld the ruling of the Arbitration Court of Moscow.

        Management believes that, overall, taxes for 2004-2006 have been properly calculated by the Group and fairly stated in its financial statements based on the Group's analysis of the sustainability of liability. However, certain transactions revealed during the tax inspection management assessed as unlikely to be successfully defended in higher courts. As a result, the Group has accrued additional tax liabilities of 140 as of December 31, 2008 (2007:144, 2006:0).

        In April 2008, the Russian Federal Tax Service completed a comprehensive tax inspection of CJSC GlobalTel for the period 2005-2006 and, as a result, issued a claim in the amount of 91 of additional taxes which was subsequently reduced to 45. CJSC GlobalTel disputed the claim in the Arbitration Court of Moscow. In April 2009, the court declared the claim of the tax authority of 43 to be invalid. Tax authorities may appeal the decision in the Court of Appeal.

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

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

28. COMMITMENTS AND CONTINGENCIES (Continued)

(d)   Capital Commitments

        As of December 31, 2008, contractual commitments of the Group for the acquisition of property, plant and equipment amounted to 3,134 (2007: 3,298, 2006: 2,915).

        As of December 31, 2008, all lease contracts are legally cancellable. However, the Group was involved in a number of operating lease agreements for land, on which the Group constructed certain leasehold improvements. Thus, it is reasonably certain that these leases would not be cancelled. Future minimum lease payments under these operating leases as of December 31, 2008, were as follows:

Current portion	74
Between one to two years	65
Between two to three years	62
Between three to four years	52
Between four to five years	48
Over five years	1,623

Total minimum rental payables	1,924

        In connection with the finance lease agreement referred to in Note 16, the Group, as lessor, also entered into operating IRU lease agreements for the rent of its network capacity of terrestrial fiber-optic cables for the period of 13 years starting at various dates between 2006 and 2008.

        Future minimum rentals receivable related to these cancellable operating leases, which are unlikely to be cancelled as of December 31, 2008, 2007 and 2006, were as follows:

	2008	2007	2006
Current portion	39	83	70
Between one to two years	98	81	90
Between two to three years	92	80	88
Between three to four years	92	78	87
Between four to five years	92	78	86
Over five years	316	347	467

Total minimum rental receivables	729	747	888

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

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

29. CREDIT RISK MANAGEMENT (Continued)

        The Group's accounts receivable are represented by receivables from the Government and other public organizations, businesses and individuals each of them bearing different credit risk. Collection of receivables from the Government and other public organizations is mainly influenced by political and economic factors and not always under full control of the Group. However, management undertakes all possible efforts to minimize the exposure to risk of receivable from this category of subscribers. In particular, credit worthiness of such subscribers is assessed based on financing limits set by the Government. Management believes there were no significant unprovided losses relating to these or other receivables as at December 31, 2008.

        To reduce risk of exposure on receivables from businesses and individuals the Group implements a range of procedures. Credit risk is determined based on a summary of probabilities of occurrences and possible impact of events negatively influencing the customer's ability to discharge its obligation. A credit rating is attributed to a customer on initial stage of cooperation and, then, reassessed periodically based on credit history. As a part of its credit risk management policy, the Group arranges preventive procedures which are represented by but not limited to advance payments, request for collaterals, and banks and third party guarantees. For collection of receivables, which are past due, the Group takes a variety of actions from suspension of rendering of services to taking legal action.

        The Group deposits excess cash available with several Russian banks and makes investments into promissory notes, both of which expose the Group to credit risk since there is no deposit insurance for banks operating in Russia. To manage the credit risk related to deposit of cash available with banks, management of the Group implements procedures to periodically assess the credit worthiness of the banks. To facilitate this assessment, deposits are mainly placed with the bank where the Group has already had current settlement account and can easily monitor activity of the bank. Before making an investment into promissory notes, management of the Group performs an analysis of financial position of the issuer and monitors its credit worthiness over periods up to maturity. Credit quality of the promissory notes is enhanced, whenever possible, by collaterals.

        To secure the obligation of a debtor to pay on promissory notes and deposits, the Group holds collaterals amounting to 588 representing equipment in lease and property. The Group is entitled to take possession of the pledged equipment in lease and property only in case of either non-performance or undue performance of obligations by the debtor. The settlement date under promissory notes and deposits secured by collaterals will expire in 2009.

        Maximum exposures to credit risk are limited to the net carrying amounts of respective financial assets. Such exposure is mitigated by collaterals held by the Group.

        The Group had no individual customers, other than the Government of the Russian Federation and its related parties (refer to Note 27), that accounted for greater than 10% of its revenue during the years ended December 31, 2008, 2007 and 2006.

30. LIQUIDITY RISK MANAGEMENT

        The Group monitors its risk to a shortage of funds by preparing and monitoring compliance with a cash budget/forecast. This tool considers the maturity of both cash inflow and outflow from the Group's operations. Based on projected cash flow the decision is taken on either investment of free cash or

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

30. LIQUIDITY RISK MANAGEMENT (Continued)

attracting financing required. Realization of liquidity risk management policy provides the Group with sufficient cash to discharge its obligation on a timely basis.

        Maturity analysis as of December 31, 2008, 2007 and 2006 represented below shows undiscounted cash flows.

Financial instrument	Less than one year	Between one to two years	Between two to three years	Between three to four years	Between four to five years	Over five years
Bank loans	2,776	128	—	—	—	—
Financial lease and vendor financing payable	1,752	81	63	61	61	377
Accounts payable	9,521	88	30	22	24	173

As of December 31, 2008	14,049	297	93	83	85	550

Financial instrument	Less than one year	Between one to two years	Between two to three years	Between three to four years	Between four to five years	Over five years
Bank loans	2,841	147	37	—	—	—
Financial lease and vendor financing payable	1,791	106	54	43	43	307
Accounts payable	7,471	111	29	28	24	144

As of December 31, 2007	12,103	364	120	71	67	451

Financial instrument	Less than one year	Between one to two years	Between two to three years	Between three to four years	Between four to five years	Over five years
Bank loans	3,461	222	68	40	—	—
Financial lease and vendor financing payable	1,770	493	93	43	43	349
Accounts payable	7,416	83	85	29	32	171

As of December 31, 2006	12,647	798	246	112	75	520

        In 2008, the Russian financial market was influenced by the World economic crisis. The Group deals mainly with short-term financial instruments denominated in Russian Rubles and management does not believe the crisis has or will significantly influence the Group's operations.

        In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company's net assets, as determined under Russian accounting legislation, fall below certain minimum levels, specifically below zero, the company can be forced to liquidate. CJSC Zebra Telecom and CJSC GlobalTel have had, and continue to have, negative equity as reported in their Russian statutory financial statements. Management believes that the risk of the initiation of statutory liquidation procedures or other material adverse actions is remote.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

31. MARKET RISK

        Our significant market risk exposures are interest rate risk, exchange rate risk and other price risk. Exposure to other price risk arises from available for sale investments quoted on active markets.

Interest rate risk

        Interest rate risk mainly relates to floating rate debt denominated primarily in U.S. dollars and euros. To manage this risk, the Group entered into interest rate swaps to hedge significant amounts of its floating rate debt. Other borrowings do not materially influence the exposure to interest risk.

        The table below demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group's profit before tax.

	Increase/decrease in percentage point	Effect on profit before tax
2008
EUR	+5.0%	(1)
EUR	-5.0%	1
USD	+5.0%	(255)
USD	-5.0%	255
2007
EUR	+1.0%	(1)
EUR	-1.0%	1
USD	+1.0%	(63)
USD	-1.0%	63
2006
EUR	+1.0%	(2)
EUR	-1.0%	2
USD	+1.0%	(94)
USD	-1.0%	94

        Taking into account changes in the current situation on financial markets, management believes that 5% is the most probable range of fluctuation in interest rates.

Foreign exchange risk

        The main business of the Group is maintained with Russian counterparties based on agreements in Russian Rubles. The Group's foreign currency receivables and payables arise mainly on contracts with foreign operators because of international industry practice to make settlements in US dollars, Euro or SDR. Hence, the Group will be exposed to foreign exchange risk as long as it continues to make settlements with foreign currencies.

        In 2008, approximately 11.1% (2007: 10.2%, 2006: 8%) of the Group's revenues and 17% (2007: 15%, 2006: 14%) of the Group's expenses were denominated in currencies other than the Russian Ruble. Revenues generated in foreign currency represent income received from foreign operators, and foreign currency denominated expenses consist primarily of payments to foreign operators for

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

31. MARKET RISK (Continued)

international long-distance traffic termination. Accounts receivable from foreign operators and accounts payable to foreign operators which are denominated in foreign currencies amounted to approximately 9% (2007: 8.2%, 2006: 5%) of the Group's total accounts receivable and 19% (2007: 11.5%, 2006: 18%) of the Group's total accounts payable as of December 31, 2008, 2007 and 2006, respectively. Borrowings denominated in foreign currencies and outstanding as of December 31, 2008, 2007 and 2006 amounted to 89.5%, 88.9% and 94% of the Group's total borrowings as of December 31, 2008, 2007 and 2006, respectively.

        The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations.

        The table below demonstrates the sensitivity to a reasonably possible change in exchange rates, with all other variables held constant, of the Group's profit before tax:

	Increase/decrease in percentage point	Effect on profit before tax
2008
EUR	+20%	35
EUR	-20%	(35)
USD	+20%	(520)
USD	-20%	520
SDR	+20%	(36)
SDR	-20%	36
2007
EUR	+3.5%	(8)
EUR	-6.0%	13
USD	+4.0%	(104)
USD	-5.5%	143
SDR	+4.0%	4
SDR	-5.5%	(5)
2006
EUR	+3.5%	(6)
EUR	-6.0%	11
USD	+4.0%	(138)
USD	-5.5%	189
SDR	+4.0%	(7)
SDR	-5.5%	10

        Taking into account that the Ruble depreciated against the USD by 20% and depreciated against Euro by 15% in 2008, and assessing the current situation on financial markets, management believes that 20% is the most probable range of the Ruble exchange rate fluctuation against the foreign currencies. The analysis was applied to monetary items denominated in relevant currencies at the balance sheet date.

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

31. MARKET RISK (Continued)

Other price risk

        As of December 31, 2008, the Group's assets include investments in quoted securities subject to other price risk. To mitigate this risk, the Group regularly analyzes market securities trends and makes a decision to sell a security, when necessary.

32. CAPITAL MANAGEMENT

        The table below demonstrates the sensitivity to a reasonably possible change in market indexes for securities, with all other variables held constant, of the Group in terms of the result of fair value revaluation recognized in equity.

	Increase/decrease in percentage point	Effect on revaluation result recognized in equity
2008
MICEX	+50.0%	87
MICEX	-50.0%	(87)
2007
MICEX	+30.0%	3,532
MICEX	-30.0%	(3,532)
2006
MICEX	+30.0%	1,706
MICEX	-30.0%	(1,706)

        Taking into account changes in current situation in financial markets management believes that 50% is the most probable range of fluctuation in market indexes for securities.

        The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize the return to shareholders. The Board of directors reviews the Group's performance and establishes a variety of key performance indicators which are based on Russian statutory accounts. In addition, the Group is subject to externally imposed capital requirements (VEB loan covenants), which are used for capital monitoring. There were no changes in the objectives, policies and processes during 2008.

        Capital includes equity attributable to the equity holders of the Company. Revaluation surplus, which is included in capital, is not subject to capital management because of its nature. The Company manages its capital structure and makes adjustments to it by issuance of new shares, dividend payments to shareholders and purchase of treasury shares. The Company monitors compliance of the amount of legal reserve with the statutory requirements. In addition, the Company monitors distributable profits on a regular basis and determines the amount and timing of dividend payments.

33. SUBSEQUENT EVENTS

        In January 2009, OJSC Rostelecom in partnership with mobile operator OJSC Megafon won a tender for sponsorship of XXII Winter Olympic Games and XI Winter Paralympic Games 2014 in

The accompanying notes are an integral part of these consolidated financial statements.

OJSC Rostelecom

Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008 (Continued)

33. SUBSEQUENT EVENTS (Continued)

Sochi in the category of Telecommunication. According to the agreement, the sponsorship contribution amounted to USD 260 million and should be charged to each sponsor in the amount of USD 130 million. Half of this amount shall be paid by cash and other half shall be contributed in free services. In return, each partner will obtain exclusive rights to use Olympic logo in its advertising and other activity.

        In May 2009, the Group's shareholders authorized dividends for the year ended December 31, 2008 in the amount of 2,121.6.

	Dividends	Dividends per share, Rbl
Ordinary Shares, Rbl 0.0025 par value	1,414.4	1.9410
Preferred Shares, Rbl 0.0025 par value	707.2	2.9124

Total	2,121.6

        The withholding tax on dividends amounts to 191.

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
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures About Market Risk
  Item 12. Description of Securities Other Than Equity Securities
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16A. Audit committee financial expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
  Item 16F. Change in Registrant's Certifying Accountant
  Item 16G. Corporate Governance
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
OJSC ROSTELECOM CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008 INDEX
STATEMENT OF DIRECTORS' RESPONSIBILITIES
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
OJSC Rostelecom CONSOLIDATED BALANCE SHEETS (In millions of Russian Rubles)
OJSC Rostelecom CONSOLIDATED STATEMENTS OF INCOME (In millions of Russian Rubles unless otherwise stated)
OJSC Rostelecom CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Russian Rubles)
OJSC Rostelecom CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (In millions of Russian Rubles)
OJSC Rostelecom Notes to Consolidated Financial Statements as of and for the year ended December 31, 2008